Form 20-F
ULTRAPETROL BAHAMAS LTD
filed 2003-04-30
CIK 1062781

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 20-F
                                  (Mark One)
         [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

             [ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2002

                                      OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                       For the transition period from to

                        Commission file number 0-_____

                         ULTRAPETROL (BAHAMAS) LIMITED

            (Exact name of Registrant as specified in its charter)

                          COMMONWEALTH OF THE BAHAMAS

                (Jurisdiction of incorporation or organization)

                         Ultrapetrol (Bahamas) Limited
                         H & J Corporate Services Ltd.
                                 Shirlaw House
                               87 Shirley Street
                              P. O. Box SS-19084
                                Nassau, Bahamas

                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the
Act: None

Securities registered or to be registered pursuant to Section 12(g) of the
Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 10 1/2% First Preferred Ship Mortgage Notes due 2008 [hidden text deleted]

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, $0.01 par value               2,134,451  Shares Outstanding

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                   Yes   X         No
                                                      ---------      -------
Indicate by check mark which financial statement item the Registrant has elected to follow.

                                                   Item 17      Item 18   X
                                                           -----        -----

                         INDEX TO REPORT ON FORM 20-F




Part I

    Item 1.  Identity of Directors, Senior Management and Advisors        1

    Item 2.  Offer Statistics and Expected Timetable                      1

    Item 3.  Key Information                                              2

    Item 4.  Information on the Company                                  12

    Item 5.  Operating and Financial Review and Prospects                27

    Item 6.  Directors, Senior Management and Employees                  37

    Item 7.  Major Shareholders and Related Party Transactions           39

    Item 8.  Financial Information                                       41

    Item 9.  The Offer and Listing                                       41

    Item 10. Additional Information                                      41

    Item 11. Quantitative and Qualitative Disclosures
             about Market Risk                                           45

    Item 12. Description of Securities                                   45

Part II

    Item 13. Defaults, Dividend Arrearages and Delinquencies             45

    Item 14. Material Modifications to the Rights of
             Security Holders and Use of Proceeds                        45

    Item 15. Controls and Procedures                                     45

    Item 16A.Audit Committee Financial Expert                            46

    Item 16B Code of Ethics                                              46

    Item 16C Principal Accountant Fees and Services                      46

Part III

    Item 17. Financial Statements                                        46

    Item 18. Financial Statements                                        47

    Item 19. Exhibits                                                    A-1

    Signature Page

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     Ultrapetrol (Bahamas) Limited desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.

     The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, managements examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

     In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Ultrapetrol (Bahamas) Limited with the Securities and Exchange Commission.

                                    PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS


         Not Applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE


         Not Applicable.

ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL DATA


     The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited (the "Company") is for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 and has been derived from the Company's Financial Statements, which are included in this form.


                                                                              For the year ended December 31
                                                               2002          2001         2000         1999        1998
                                                                               (dollars in thousands)
Statement of Operations Data:
Revenues (a)
   Freight revenues.                                            $24,743       $73,667     $97,577       $72,474     $87,086
   Hire revenues                                                 48,381        37,541       6,814        11,784      12,299
                                                              ----------     ---------   ---------    ----------  ---------
   Total Revenues                                                73,124       111,208     104,391        84,258      99,385
   Voyage expenses(b)                                          (10,185)      (26,889)     (38,719)     (28,282)    (48,345)
   Running costs(c)                                            (27,397)      (33,615)     (28,586)     (24,682)    (20,435)
   Amortization of drydock expense.                             (8,839)       (7,246)      (5,589)      (4,017)     (2,104)
   Depreciation of property and equipment                      (15,968)      (16,197)     (15,572)     (14,889)    (11,801)
   Management fees to related parties(d)                        (3,176)       (3,250)      (3,780)      (3,748)     (3,024)
   Administrative expenses                                      (3,642)       (4,520)     (4,269)       (3,249)     (2,285)
   Loss on involuntary conversion Arg.Receivable                (2,704)
   Financial expense                                           (16,763)      (17,698)    (16,646)      (15,064)    (11,773)
   Financial income                                                 326           296         282           207       1,138
   Investment in subsidiaries                                      (45)         (692)     (1,646)
   Other net income (expenses)(e)                                 1,698         1,408       4,351         1,175         353
                                                              ----------     ---------   ---------    ---------   ---------
Earnings before income tax and minority interest               (13,571)         2,805     (5,783)       (8,291)       1,109
   Minority interest                                              (132)                                   (104)       (376)
   Income tax                                                     (150)         (390)       (284)         (303)         169
                                                              ----------     ---------   ---------    ----------   ---------
Net earnings (losses) for the year                            $(13,853)        $2,415    $(6,067)     $ (8,698)        $902
                                                              ==========     =========   =========    ==========  =========
Balance Sheet Data:
Cash, cash equivalents and time deposit                          $4,724        $5,872      $4,225        $2,730      $5,766
Fixed assets                                                    134,797       135,289     148,946       126,836     143,097
Total assets                                                    213,546       225,576     232,894       170,684     178,345
Current Portion other financials payable                         12,209        15,745      19,649         7,074       1,000
Long-term debt, net of current portion                          135,000       135,000     135,000       135,000     135,000
Other financial payable, net of current portion                  21,785        14,700      23,120           665
Stockholders' equity.                                            35,089        47,838      42,235        22,098      30,796
Other Financial Information:
Net cash provided by operating activities                        14,395        24,814       9,293         8,369      11,625
Net cash used in investing activities                          (21,428)      (14,133)    (69,032)      (15,453)   (100,756)
Net cash provided (used in) financing activities                  5,885       (9,034)      61,234         7,549      86,760
EBITDA(f)                                                       $27,867       $43,946     $32,024       $25,575     $26,411
Ratios
Ratio of EBITDA to interest expense                                1.7x          2.5x        1.9x          1.7x        2.2x
Ratio of total debt to EBITDA                                      6.1x          3.8x        5.4x          5.4x        5.1x
Ratio of earnings to fixed charges(g)                              0.2x          1.2x        0.7x          0.4x        1.1x
Vessels wholly owned at end of period                                14            13          14            12          12


(a) Freight revenues arise from arrangements whereby we have agreed to transport cargoes between ports and bear all voyage and vessel operating expenses, whereas hire revenues arise from our vessel time or voyage chartering operations.

(b) Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in.

(c) Running costs, or operating expenses, include the cost of all ship management, crewing, repairs and maintenance, spares and stores, insurance premiums and lubricants and certain drydocking costs.

(d) Management fees to related parties include payments to our affiliates Ravenscroft Miami and Oceanmarine. See "Interest of Management in Certain Transactions."

(e) In 1999 other net income included $ 0.8 as a gain corresponding to the Bareboat Charter - Purchase of the Abbeydale to a third party. In 2000, other net income included $3.2 million received as compensation from insurers in respect of loss of hire claims related to the Princess Eva ($0.6 million), Princess Marina ($0.4 million) and the Princess Pia (2.6 million). In 2001, other net income included $1.5 million received as compensation from insurers in respect of loss of hire claims related to the Princess Veronica ($0.8 million) and the Princess Marina (0.7 million). In 2002, other net income included $1.8 million received as compensation from insurers for loss of hire claims related to the Alianza G-3, Princess Marisol and Princess Pia partially offset by the loss related to the Princess Fatima sale.

(f) EBITDA consists of income prior to deductions for interest expense, income taxes, depreciation and amortization of drydock expense. EBITDA is not intended to represent cash flows from operations, as defined by GAAP ("GAAP" means generally accepted accounting principles in the United States of America in effect as of the date hereof) and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies Generally, funds represented by EBITDA are available for management's discretionary use

                                                                          For the year ended December 31
Conciliation between EBITDA and Net income (loss) for
the years                                                      2002          2001         2000         1999        1998
                                                                               (dollars in thousands)
EBITDA
Net earnings (losses) for the year.                            (13,853)         2,415     (6,067)       (8,698)         902
   Plus
   Financial expense                                             16,763        17,698      16,646        15,064      11,773
   Income tax                                                       150           390         284           303       (169)
   Depreciation of property and equipment                        15,968        16,197      15,572        14,889      11,801
   Amortization of drydock expense                                8,839         7,246       5,589         4,017       2,104
                                                           ------------- ------------- ----------- ------------- -----------
EBITDA                                                          $27,867       $43.946     $32,024       $25,575     $26,411
                                                           ============= ============= =========== ============= ===========


(g) The ratio of earnings to fixed charges is computed by aggregating income before taxes and fixed charges and dividing the total by fixed charges. Fixed charges comprise interest on all indebtedness including capital leases and amortization of debt expense (see Exhibit 12.1).

B. CAPITALIZATION AND INDEBTEDNESS


         Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS


         Not Applicable.

D. RISK FACTORS


         Please note: In this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

Industry Specific Risk Factors

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings


     If the tanker market, which has been cyclical, is depressed in the future when our vessels' charters expire or when we want to sell a vessel, our earnings and available cash flow may decrease. Our ability to recharter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

     The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

o     demand for oil and oil products;

o     global and regional economic conditions;

o the global supply of crude oil to the world markets by crude producing nations;

o     the distance oil and oil products are to be moved by sea; and

o     changes in seaborne and other transportation patterns.

         The factors that influence the supply of tanker capacity include:

o     the number of newbuilding deliveries;

o     the scrapping rate of older vessels;

o     the number of vessels that are out of service; and

o national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

Our revenues experience seasonal variations that may affect our earnings and financial performance

     We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the northern hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities.

If we violate environmental laws or regulations, the resulting liability may adversely affect our earnings and financial condition

     Our operations are subject to extensive regulation designed to promote tanker safety, prevent oil spills and generally protect the environment. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that there is a release of petroleum or other hazardous substances from our vessels.

     For example, the United States Oil Pollution Act of 1990, or OPA, provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. However, in most cases OPA limits liability to the greater of $1,200 per gross ton or $10 million per vessel. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters. The International Maritime Organization, or IMO, has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct.

     Under OPA, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double hulls conforming to particular specifications. Tankers that do not have double hulls are subject to structural and operational measures to reduce oil spills and will be precluded from operating in United States waters between 1995 and 2015 according to size, age, hull configuration and place of discharge unless retrofitted with double hulls. In addition, OPA specifies annual inspections, vessel manning, equipment and other construction requirements that are in various stages of development by the U.S. Coast Guard, or USCG, applicable to new and to existing vessels.

     Under OPA, our vessels will be precluded from operation in United States waters as follows: (dates shown correspond to date issuance)

     Name                        OPA phase-out date*       Tvel / COC date*
     ----                        ------------------        -----------------
     Princess Katherine                  N/A                 March 26, 2003
     Princess Eva                      Jun-2003             August 18, 1998
     Princess Sofia**                 Not inform               Not issued
     Princess Laura                    Feb-2010              March 19, 2003
     Princess Marisol                  Dec-2004             October 9, 2002
     Princess Nadia                    Jan-2014             August 26, 2001
     Princess Pia                      Dec-2007              June 25, 2002
     Princess Susana                   Nov-2014            February 18, 2003
     Princess Veronica                 Mar-2008            February 13, 2001
     Princess Marina                 March, 2014            August 29, 2002

                                  * As per tvel/COC
         Notes:

          * The United States Coast Guard inspects vessels annually and determines when such vessels will be phased out under OPA, the dates of which are recorded in the Certificate of Compliance or COC. On April 30 2001, the USCG replaced the Tank Vessel Examination Letter
          (TVEL) with a newly generated document called Certificate of Compliance. The COC is issued for each tanker by the USCG, if /when the vessel calls at a U.S. port and is valid for a period of two years, with mid period examination.

          **Princess Sofia did not call at any US Port and therefore a COC has not been issued. Consequently, the OPA phase out date as per the COC is not available.

          There is no phase out date for Princess Katherine. The geometry of the Princess Kahterine meets the US double hull standards.

         Princess Nadia, Princess Marina and Princess Susana are double hull vessels. However, due to configuration requirements under the U.S. double hull standards the phase out dates indicated above are applicable.

The above table also includes dates of inspection of USCG/COC for the first quarter 2003.

     These requirements can affect the resale value or useful lives of our vessels. We believe that regulation of the tanker industry will continue to become more stringent and more expensive for us and our competitors. More stringent maritime safety rules are also more likely to be imposed worldwide as a result of the recent oil spill in November 2002 relating to the loss of the M.T. Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. Government regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance.

Because the market value of our vessels may fluctuate signifcantly, we may incur losses when we sell vessels which may adversely affect our earnings

The fair market value of tankers may increase and decrease depending on the following factors:

o     general economic and market conditions affecting the tanker industry;

o     competition from other shipping companies;

o     types and sizes of vessels;

o     other modes of transportation;

o     cost of newbuildings;

o     governmental or other regulations;

o     prevailing level of charter rates; and

o     technological advances.



Company Specific Risk Factors

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations


     We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests of our subsidiaries. As a result, our ability to make required payments on our Notes depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our debt facilities and applicable laws of the jurisdictions of their incorporation or organization. If we are unable to obtain funds from our subsidiaries, we will not be able to service our debt unless we obtain funds from other sources. We cannot assure you that we will be able to obtain the necessary funds from other sources.

Restrictive covenants in our indenture and financing agreements could hinder our ability to grow and service our debt

     The indenture for our Notes and our financing agreements impose operating and financial restrictions that limit or even prohibit our ability to incur additional indebtedness, grant liens, make certain investments, sell assets, engage in mergers and acquisitions or make capital expenditures. These restrictions also limit our ability to respond to market conditions or meet extraordinary capital needs. We are also required to maintain specified cash liquidity levels, financial ratios and vessel values relative to our indebtedness. If we do not meet these tests we may be in default under our indenture and other loan agreements. These defaults may allow our lenders to accelerate the maturity of our indebtedness and foreclose on collateral securing that indebtedness, which could materially and adversely affect our ability to service our debt.

We have substantial leverage and debt service obligations that could affect our ability to grow and service our debt

     We are highly leveraged and have incurred substantial indebtedness. As of December 31, 2002, we had $169 million in total indebtedness outstanding with $35.1 million of shareholders' equity. Subject to restrictions in our Notes indenture and depending on the results of any restructuring that we may pursue, we may incur additional indebtedness in the future. The amount of leverage that we have has important consequences for us and holders of our Senior Notes, which include:

o We may not be able to obtain additional financing for shipping activities, working capital, capital expenditures, or general corporate purposes;

o We may need to dedicate a substantial portion of our cash flow from operations to paying interest on our Notes and any other future indebtedness, reducing funds available to us for other purposes;

o We may not be able to withstand competitive pressures and respond to changing business conditions; and

o We may be more vulnerable than our competitors to a downturn in general economic conditions or in our business.

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels

     If the market value of our fleet declines, we may not be able to obtain future financing. Also, declining vessel values could cause us to breach covenants under some of our financing agreements. If we are unable to pledge additional collateral, our lenders could accelerate that debt and foreclose on our fleet, which would result in a default on our indenture and other financing agreements.

Our earnings may be adversely affected if we do not successfully employ our tankers

     We seek to deploy our tankers both on time charters and under contracts of affreightment with clients of the Company for periods of three months to three years or on spot voyages. As of December 31, 2002, five of our vessels were employed under time charter with remaining terms of 8 months on average. Although time charters provide steady streams of revenue, tankers committed to time charters may not be available for spot voyages during an upswing in the tanker industry cycle, when spot voyages might be more profitable. If the finalization of our term employment coincides with a low point of the cycle our earnings could be adversely affected.

In the highly competitive international tanker market, we may not be able to compete for charters with new entrants or established companies with greater resources

     We employ our vessels in a highly competitive market. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers.

We depend on a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance

     We derive a significant part of our revenue from a small number of charterers. In 2002, Petrobras, the government-controlled gas and oil company of Brazil, accounted for 41% of total revenues while Pecom Energia S.A., an Argentinian energy company, accounted for 18% of total revenue. During the same period, UABL Limited, a company that is affiliated with us, accounted for approximately 14% of total revenues. The occurrence of any problems with these charterers may adversely affect our revenues. Additionally, if our vessels do not meet the chartering standards set forth by certain oil majors this could have an adverse affect on our financial performance.

We may be unable to attract and retain key management personnel and other employees in the tanker industry, which may negatively impact the effectiveness of our management and our results of operations

     Our success depends to a significant extent upon the abilities and efforts of our management team. Although we intend to negotiate agreements, we do not currently have long term employment contracts with any of our senior executives, including Felipe Menendez R., Ricardo Menendez R., James F. Martin, Katherine A. Downs, and Leonard J. Hoskinson. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

Because most of our employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings

     We employ 16 land-based employees. Our manager employ approximately 404 seafarers who are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Our vessels may suffer damage and we may face unexpected drydocking costs which could affect our cash flow and our ability to service our debt

     If our vessels suffer damage, they may need to be repaired at a drydocking or other type of ship repair facility. The costs of drydock and/or repairs are unpredictable and can be substantial. We may have to pay drydocking and repair costs that our insurance does not cover. This would decrease earnings. Repairs may involve long periods of inactivity which may have a negative effect on earnings and our ability to service our debt.

Purchasing and operating secondhand vessels may result in increased operating costs which could adversely affect our earnings and our ability to service our debt

     All of our vessels were purchased secondhand from other owners. Our current business strategy includes additional growth through the acquisition of secondhand vessels. While we inspect secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Also, we do not receive the benefit of builders' warranties.

     In general, the costs to maintain a vessel in good operating condition increases with the age of the vessel. In some instances charterers may prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers as well.

     Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our tankers age, market conditions will justify those expenditures or enable us to operate our tankers profitably during the remainder of their useful lives. If we sell vessels, we cannot be certain that the price for which we sell them will equal at least their carrying amount at the time of such sale. If charterers no longer charter our vessels due to their age it could adversely affect our earnings and we may not be able to generate sufficient revenue to service our debt.

Risks involved with operating ocean going vessels could affect our business and reputation, which would adversely affect our revenue and our ability to service our debt

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

o     marine disaster;

o     piracy;

o     environmental accidents;

o     cargo and property losses or damage; and

o business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes, or adverse weather conditions.

     Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator which could adversely affect our revenues and our ability to service our debt.

We may not have adequate insurance to compensate us if our vessels are damaged or lost

     We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance. We carry insurance against loss of hire covering 74.5% of the hire value on our oceangoing vessels, which is business interruption coverage following a loss under our hull and machinery policy or other business interruption however, such insurance does not cover the entire period a vessel may have been unemployed as a consequence of an accident nor does it cover all incidents which may render a vessel inoperative. There is no guarantee that we shall be able to renew this policy upon its expiry. The current hull and machinery policy was renewed on 30th June 2002 with a 20.5% increase on rates and it will expire on 30th June 2003 when new terms will be renegotiated. There is no guarantee that we will be able to renew it on the same terms at all now or in the future. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

Maritime claimants could arrest our vessels, which could interrupt our cash flow

     Crew members, suppliers of goods and services to a tanker, shippers of cargo and other parties may be entitled to a maritime lien against that tanker for unsatisfied debts, claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by arresting a tanker through foreclosure proceedings. The arrest or attachment of one or more of our tankers could interrupt our cash flow and require us to pay very large sums of money to have the arrest lifted.

     In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings

     A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our revenues.

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

     We are an international company and primarily conduct our operations outside of the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. Hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.

We may have to pay tax on United States source income, which would reduce our earnings

     Under the United States Internal Revenue Code of 1986, or the Code, a portion of the gross or net shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, may be subject to a 4% United States federal income tax on 50% of its gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by some non-United States corporations. We believe that we and each of our subsidiaries qualify for this statutory tax exemption for the year ended December 31, 2002 and continue to so qualify.

     However, there are several risks that could cause us to become taxed on our U.S. source income. Due to the absence of final Treasury regulations or other definitive authority concerning some aspects of this tax exemption under the relevant provisions of the Code and to the factual nature of the issues involved, we can give no assurances that our tax-exempt status or that of any of our subsidiaries will continue indefinitely.

     If we or our subsidiaries are not entitled to this statutory tax exemption for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% United States federal income tax on the portion of the income these companies derive during the year from United States sources. The imposition of this taxation would have an adverse effect on our profitability.

Because we are a foreign corporation, you may not have the same rights that a creditor of a U.S. corporation may have

     We are incorporated under the laws of the Commonwealth of the Bahamas. Our articles of incorporation and bylaws and the International Business Companies Act, 1989 govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction. In addition, the executive officers and administrative activities and assets of the Company are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon the Company, or to enforce both in the United States and outside the United States judgments against the Company in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

Enforcement of mortgages against our vessels may result in judgments which could negatively impact our cash flow and our ability to service our debt

     Each of our mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures. Under these laws, our mortgages may be enforced by the mortgagee in an action in admiralty against the mortgaged vessel. Although the largest proportion of the deadweight tonnage of our vessels is or will be separately owned by single purpose subsidiaries, under certain circumstances, a parent company and their shipowning affiliates could be considered as a group under common control or engaged in a joint venture, and could be held liable for damages or debts owed by one of their affiliates. Therefore, it is possible that all of our assets, and those of our subsidiaries, could be subject to execution upon a judgment against us or any of our subsidiaries or affiliates. Moreover, although we currently maintain insurance coverage for certain third party liabilities for each of our vessels, there can be no assurance that this insurance will continue to be available on favorable terms or at all.

If a court were to find that we were engaged in a fraudulent conveyance the rights of our noteholders would be impaired

     Our Notes are secured by mortgages granted by, and guarantees made by, our subsidiaries. Accordingly, the making of guarantees, the granting of mortgages and any payments made under the guarantees by our subsidiaries may be subject to review under relevant federal and state fraudulent conveyance laws if a bankruptcy, reorganization or rehabilitation case or a lawsuit (including circumstances in which bankruptcy is not involved) were commenced by, or on behalf of, unpaid creditors of the subsidiary guarantors in the future. These laws differ among various jurisdictions. In general, under these laws, if a court were to find that, at the time an obligation was incurred, it was done with the intent of hindering, delaying or defrauding creditors, or the entity incurring the obligation received less than reasonably equivalent or fair value consideration in exchange for the incurrence of the obligation, a court could impose legal and equitable remedies or other action detrimental to the interests of the holders of our Notes.

     We believe that at the time of, or as a result of, the issuance of the subsidiary guarantees and mortgages, each of our subsidiary guarantors was not considered insolvent or rendered insolvent under fraudulent conveyance standards, was not engaged in a business or transaction for which its remaining assets would constitute unreasonably small capital, and does not intend to incur debts beyond its ability to pay such debts as they mature. These beliefs are based in part on our operating history and our analysis of internal cash flow projections and estimated values of assets and liabilities. We cannot assure you, however, that a court passing on these issues would adopt or utilize the same methodology or assumptions, or arrive at the same conclusions.

Our failure to make or consummate an offer to purchase our notes following a change of control may result in the acceleration of our debt

     In the event of a change of control under our indenture, we will be required to make an offer to purchase all outstanding Notes at a price equal to 101% of the principal balance thereof, plus accrued but unpaid interest to the date of purchase. We can not assure you that we would be able to obtain such funds through a refinancing of the Notes to be repurchased or otherwise. Under these circumstances, our failure to purchase all of the Notes would result in a default under our indenture and the trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may accelerate the maturity of all of the Notes. Also, the requirement that we offer to repurchase the Notes in the event of a change of control may deter a third party from effecting a transaction that would constitute a change of control for purposes of the indenture.

We are involved in litigation with the Argentinian province of Tierra de Fuego over the applicability of certain provincial taxes. This litigation and similar litigation in the future could have an adverse affect on our profitability

     In September, 1999, the Tax Authority of the Argentinian province, Tierra del Fuego, commenced an action against us for non-payment of a provincial gross income tax. We have been and are currently contesting the jurisdiction of the Tax Authority. We have filed a declaratory action before the Argentinian Supreme Court of Justice and were granted an injunction ordering the Tax Authority to refrain from seeking collection of the contested tax, its interest, and related charges pending resolution of the action. Unfavorable outcomes in this action and if similar actions were brought by other local governmental authorities they could have an adverse affect on our profitability and earnings.

Our exposure to the economies of countries in which we do business may have negative effects for our results

     A portion of the Company's business occurs in Argentina and the revenues obtained from customers in that country may be negatively affected because of reductions of the volumes consumed and carried for these customers as well as exchange losses which may result from the difference between our current assets and our current liabilities exposed to devaluation in that country at any particular point in time.


ITEM 4  - INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     Ultrapetrol (Bahamas) Limited, a Bahamas corporation, was formed on December 23, 1997. We are a holding company, with no independent operations of our own, other than ownership of the shares of our subsidiaries. We were formed to consolidate the ownership of Princely International Finance Corp., a Panamanian corporation, Ultrapetrol S.A., an Argentinean corporation, and their respective subsidiaries ("Ultrapetrol"). The first of the companies that are now our subsidiaries was formed in 1992. Our business has developed primarily by acquiring vessels and employing them in transportation service for our customers. On December 31, 1993 the companies owned three vessels. Currently we own and operate fourteen oceangoing vessels, one of which is owned by Ultracape (Holdings) Ltd. ("Ultracape"), a new affiliate company that was formed through an association between us and the AIG-GE Capital Latin America Infrastructure Fund L.P. ("LAIF") in 2002 of which we own 60%. We also charter three push boats and 69 wet and dry barges to UABL (Bahamas) Limited ("UABL"), a company that we formed in a joint venture with ACBL Hidrovias, Ltd. in October 2000 and which we own 50%. The aggregate cargo carrying capacity of our ocean-going fleet is approximately 1.2 million dwt. "Dwt" is an abbreviation for "deadweight tons." The "dwt" capacity of a cargo vessel is roughly the maximum weight of cargo it can carry, in metric tons. We employ our trading fleet worldwide, but our vessels trade primarily in South America with additional operations between Caribbean, United States, Mediterranean and West African coast ports.

B.   BUSINESS OVERVIEW

     In our ocean business we concentrate on providing specialized transportation services for an identified group of customers through direct contracts. This approach enhances customers' ability to transport cargoes at agreed upon rates generally without regard to the uncertainties associated with the spot, or single voyage charter markets. In 2002, approximately 10% of our revenues were derived from operations in the spot charter markets. In UABL's Hidrovia project (Hidrovia is the 3,442 km of navigable waters on the Parana and Paraguay Rivers between Argentina, Bolivia, Brazil, Paraguay and Uruguay), our river barges transport oil products and agricultural products as well as minerals and other products.

Our Trading Fleet

     We own three Suezmax tankers, two of which have a carrying capacity of approximately 152,000 dwt and one of approximately 164,000 dwt. Both of the Aframax tankers we own have a cargo carrying capacity of approximately 82,500 dwt. The four Panamax tankers and the one Handysize tanker we own have a cargo carrying capacity of approximately 60,000 each and 17,500 dwt, respectively. These ten ocean-going tanker vessels have an average age of approximately 20 years. We also own the Alianza G3 and Alianza G2 Tug-Barge Units, which are semi-integrated tug and barge units capable of service in shallow waters and have cargo carrying capacities of approximately 44,000 dwt and 37,000 dwt respectively. We also have cargo carrying capacities of approximately 36,000 dwt with the bulkcarrier Alianza G1 and 151.000 dwt with the bulkcarrier Cape Pampas built in 1990. Additionally we own three push boats, the Cavalier I, Cavalier II and Cavalier III, three port tugs, the Jupiter, Mercurio and Marte, eleven Mississippi River-type tanker barges with a cargo carrying capacity of 31,500 dwt and 58 Mississippi River-type dry cargo barges with a cargo carrying capacity of 87,800 dwt.

Our Wholly Owned Vessels

Set forth below is certain information regarding our wholly owned vessels:


                                                         Year
Vessel                                      dwt          Built        Vessel Type        Current Employment
------                                      ---          -----        -----------        ------------------
Princess Laura.........................     67,069       1982         Panamax Tanker     Brazil, Argentina, U.S.A.
Princess Eva...........................     60,961       1980         Panamax Tanker     Argentina, U.S.A., Europe
Princess Pia...........................     55,275       1979         Panamax Tanker     U.S.A., Caribe, Europe.
Princess Veronica......................     55,245       1980         Panamax Tanker     Chile, Argentina,
Princess Sofia(1)......................     16,593       1982         Handysize Tanker   Argentina.
Princess Nadia.........................    152,329       1987         Suezmax Tanker     Brazil
Princess Marisol.......................     82,006       1981         Aframax Tanker     Caribs, U.S.A.
Princess Susana........................    152,300       1986         Suezmax Tanker     Brazil
Princess Marina........................     83,930       1986         Aframax Tanker     Brazil
Princess Katherine.....................    164,100       1986         Suezmax Tanker     Brazil
Alianza G2 Tug-Barge Unit(1)...........     37,532(2)    1982(3)      Semi-integrated    River Plate/Parana
                                                                      Tug/Barge Unit
Alianza G3 Tug-Barge Unit(1)...........    43,813(2)     1993(4)      Semi-integrated    Brazil
                                                                      Tug/Barge Unit
Alianza G1  (1) (5)....................     36,369       1982         Bulkcarrier        Chile, Peru, Brazil, Argentina
Cape Pampas............................    151,380       1990         Bulkcarrier        Brazil, Japan
                                                                      Capesize
Cavalier I Tug & (2)..................      11,000                    Tug/Barge Unit     Paraguay
Gaucho I to IV barges
Cavalier II Tug &                           20,565                    Tug/Barge Unit     Paraguay
(2)......................
Gaucho V to XI barges
Cavalier III Tug & (2)                      87,800                    Tug/Barge Unit     Paraguay
58 Matador barges


(1) Currently qualified for Argentine cabotage trading.

(2) As the tugs carry no cargo, they are not considered in the calculations of aggregate dwt or age.

(3) The barge, Alianza G2, was initially built in Spain in 1982 and was refurbished and converted to its current service in Argentina in 1994 and it is currently engaged as a transfer station in the lower Parana river. The tug, Alianza Rosario, was built in the United Kingdom in 1976.

(4) The barge, Alianza G3, was initially built in 1982 and was refurbished and converted to its current service in 1993. The tug, Alianza Campana, was built in 1976.

(5) The Alianza G1, was initially built in 1982 as a ocean barge and was converted to its current service in 1993.

Argentine Cabotage Qualified Vessels

     Our vessels Princess Sofia, the Alianza G2/G3 Tug-Barge Units and the bulkcarrier Alianza G1, aggregating approximately 134,000 dwt, are permitted to engage in cabotage trading in Argentina in compliance with Argentinean laws and regulations. Cabotage trading in Argentina is the transportation of passengers or goods by sea or river between ports and cargo transfer zones in Argentina. This commerce is reserved for Argentinean flag vessels, vessels with a temporary deletion from the Argentine registry (dual flag) and Argentinean shipowners who have bareboat chartered foreign flag vessels and obtain authorization from the Argentinean Maritime Authority. We employ most of the cabotage qualifying ships, primarily in the Argentine cabotage trade and in voyages originating from Argentina.

     From October 2000 we employed under a long-term time charter with UABL, an affiliated company, the Alianza G2, the 69 wet and dry river barges and the push-boats Cavalier I, Cavalier II, Cavalier III and the tug Alianza Rosario and the port tugs Jupiter, Mercurio and Marte.

Vessels on Time Charter to Petrobras.

     During 2002 we renewed Petrobras's time charter employment of two of our Suezmax vessels and one of our Aframax vessels for approximately six months duration, which cover these vessel's employment up to their scheduled redelivery between January and March 2003. Also in 2002, we entered into a three year charter, (renewable for another two years) to employ the Alianza G3 Tug Barge Unit in Brazil.

Vessel Management

     For the day to day management of our operations, we (or our subsidiaries) have entered into administrative agreements to provide specific services for our operations.

     For administrative services the respective vessel owning/operating subsidiary pays Oceanmarine S.A. ("Oceanmarine"), an affiliate of ours, a monthly fee of $ 8,750 per vessel. Oceanmarine provides all general administration and accounting services, including financial reporting, preparation of tax returns, invoicing and accounts payable, office premises, a computer network, secretarial assistance, payroll and other general duties.

     Through the respective owning/operating subsidiaries, we have contracted to Ravenscroft Ship Management, Ltd., which has sub-contracted to Ravenscroft Shipping Inc., a Miami based affiliate of Ravenscroft Ship Management, Ltd. ("Ravenscroft Miami"), the operational management of our vessels. Ravenscroft Miami earns $12,500 per vessel per month for management services. Ravenscroft Miami provides technical and communication services for our vessels and serves as a contact with clients and shipping agencies. Ravenscroft Miami also manages a number of vessels for third party owners not affiliated with us. On a per vessel basis, the fees earned by Ravenscroft Miami from such third party owners are substantially equivalent to the fees paid by us. In the case of our river barges chartered to UABL we have contracted the shipmanagement responsibilities to Lonehort Inc., an affiliate of UABL.

Customers

     For our most recently completed fiscal year, service for Petrobras, the government-controlled gas and oil company of Brazil, accounted for 41% of total revenues, service for Pecom accounted for 18% of total revenue. During the same period UABL, a Bahamian company, accounted for 14% of total revenue.

Competition

     We face competition in the transportation of crude oil and petroleum products from other independent tanker owners and from tanker operators who primarily charter-in vessels to meet their cargo carrying needs. The charter markets in which our vessels compete are highly competitive. Competition is primarily based on prevailing market charter rates, vessel location and vessel manager reputation. Our primary competitor in crude oil and petroleum products transportation within Argentina, and between Argentina and other South American countries, is Antares Naviera S.A., an independent tanker owner and operator. The other major participant in the Argentina/Brazil trade is Transpetrol. Transpetrol is a subsidiary of Petrobras, our primary customer in Brazil. In other South American trading our main competitors are Lauderdale Tankers Corp., Heidmar Inc., Sonap S.A., Naviera Sur Petrolera S.A. and Sonacol S.A. These companies, and other smaller entities, are regular competitors of ours in our primary trading areas.

     From time to time, charter rates available for the carriage of crude oil in our primary areas of operations (i.e., South America and the Caribbean) may be higher than those prevailing in other regions. In such event, operators who typically transport refined products may shift their vessels to the transportation of crude oil, and vessel operators active in other regions may shift their vessels into areas serviced primarily by us. We believe that during such periods our ongoing relationships with customers will be an important factor in maintaining our competitive position. Competition that we face from these operators/owners varies greatly from time to time in accordance with vessel trading patterns and general market activity. We are also affected by other competitive forces, which impact the supply of crude oil imported to the United States.

Industry Conditions

Certain statistical and graphical information contained in this document has been supplied by Doll Shipping Consultancy ("DSC"), an independent U. K.-based company providing market analysis and strategic planning services to the shipping industry. DSC bases its analysis on information drawn from published and private industry sources. For purposes of this Industry discussion, Latin America includes Central America, South America, and the Caribbean Basin islands. Consistent with revised International Energy Agency definitions, North America includes the United States, Canada, and Mexico.

     We operate in the international tanker market, which is a global industry and is affected by many factors throughout the world. Important industry conditions for our operations are world oil production and demand, oil production and demand in the Western Hemisphere, the size of the international tanker fleet, the new production and scrapping of oceangoing tankers and freight rates. Doll Shipping Consultancy, an independent company providing market analysis and strategic planning services to the shipping industry, furnished the following information regarding industry conditions in the international tanker market:

World Oil Overview

     World oil demand increased from about 76.5 million barrels per day, or MBD, in 2001 to 76.9 MBD in 2002, a small increase of approximately 0.5%. Oil demand decreased in Europe and Latin America; increased in China and other non-OECD Asian countries, North America, and the Middle East, and was stable in OECD Pacific countries, the Former Soviet Union, and in Africa. Specifically, Latin American oil demand decreased from 4.8 MBD to about 4.7 MBD. The small average increase results from decreases of demand in early 2002 and increases in demand late in the year.

     World oil supply decreased from about 76.8 MBD in 2001 to 76.6 MBD in 2002. OPEC crude oil production decreased by about 1.9 MBD in 2002 to 25.1 MBD (including Iraqi production, which decreased by about 0.4 MBD to approximately
2.0 MBD.) Non-OPEC production increased by 1.4 MBD to about 48.1 MBD. Oil prices were on average stable but still remained at historically high levels in 2002, with benchmark West Texas Intermediate, or WTI, crude averaging $26.18 per barrel in 2002 compared with $25.98 per barrel in 2001. Early in 2003 WTI increased to an average of almost $33.00 per barrel due to high demand and actual or projected oil supply difficulties.

Western Hemisphere crude oil trades

     U.S. oil demand was stable with about 19.7 MBD in 2001 and 2002, while U.S. crude oil production was stable at approximately 8.1 MBD over the same period. However, oil demand increased during the fourth quarter of 2002 to 19.8 MBD, about 0.4 MBD higher than the same period in 2001.

     Arabian Gulf OPEC producers exported about 2.2 MBD of crude oil to the United States during 2002, a decrease of about 0.4 MBD versus 2001. Exports from Saudi Arabia decreased by about 0.1 MBD while exports from Iraq decreased by about 0.3 MBD. Short haul Mexican and Latin American crude oil exports to the United States increased to more than about 3.2 MBD during 2002, an increase of nearly 0.1 MBD. Venezuelan exports averaged about 1.2 MBD, a decrease of about
0.1 MBD from 2001. Mexico exported about 1.5 MBD during 2002, an increase of 0.1 MBD. U.S. imports from Colombia were stable at about 0.2 MBD. Consistent with higher demand, crude shipments from Venezuela (prior to the strike, see below) and Saudi Arabia increased during the fourth quarter of 2002.

     A general strike in Venezuela and preparations for war in Iraq affected crude oil markets significantly in late 2002 and early 2003. Venezuelan crude oil production was reduced due to a general strike beginning in December 2002. Venezuelan conventional crude oil production decreased in November from about
2.7 MBD(excludes about 0.7 MBD of upgraded heavy crudes, Orimulsion, and natural gas liquids/condensates) to about 0.6-0.7 MBD in December 2002-January 2003. U.S. oil imports were affected as Venezuelan imports were severely reduced and crude had to be substituted from other sources. In January 2003, U.S. crude imports averaged 8.5 MBD versus an average 9.0 MBD for calendar year 2002 (CY2002) as Venezuelan imports decreased to 0.4MBD. However, when comparing January monthly averages with CY2002 averages, U.S. imports from Arabian Gulf OPEC countries increased to 2.6 MBD from 2.2 MBD while imports from Nigeria increased to about 0.8 MBD from 0.6 MBD.

     Latin American oil demand decreased from about 4.8 MBD in 2001 to about 4.7 MBD in 2002. Brazilian oil demand remained at about 2.2 MBD in 2001 and 2002. Latin American oil production (excluding Venezuela) increased by about 0.1 MBD to approximately 3.9 MBD. Venezuelan conventional crude oil production was about
2.3 MBD in 2002, a decrease of about 0.4 MBD versus 2001, which includes about
0.1 MBD effects of the strike during December. Brazilian oil production increased by about 0.1 MBD to 1.7 MBD, while Colombian and Argentine oil production were unchanged at about 0.6 and 0.8 MBD, respectively.

     OPEC members agreed on production cuts of 1.5 MBD effective January 2002 which were maintained in force all year. On a 100% compliance basis, this equated to crude production of about 21.7 MBD for OPEC countries excluding Iraq (OPEC-10) versus average 2001 production of approximately 24.7 MBD. Actual 2002 OPEC-10 production was 23.1 MBD as countries produced at levels above their quotas for commercial reasons and to ensure security of supply when Iraqi and Venezuelan production became uncertain.

     Crude oil markets in 2003 have been affected by hostilities in Iraq and continuing production losses in Venezuela. Venezuelan conventional crude production averaged only 1.4 MBD in February 2003. Iraqi production (about 2.5 MBD January-February 2003) was lost in March when hostilities began. New production targets agreed for January 2003 and February 2003 have not been implemented as OPEC members produce at or near capacity to compensate for continuing Venezuelan production losses, lost Iraqi production, and temporary losses of up to 0.8 MBD of Nigerian capacity during civil unrest during March. For non-OPEC producers in 2003, production increases of an additional 1.4 MBD are projected by the International Energy Agency, or IEA, including about 0.7 MBD from the Former Soviet Union, 0.2 MBD from Canada, 0.2 MBD from Mexico, 0.1 MBD from Brazil and 0.1 MBD from the United States.

     The IEA projects an increase in year 2003 global oil demand of about 1.1 MBD to a total 78.0 MBD. Demand in the United States is projected to increase by about 0.3 MBD, with stable demand forecast in Latin America. These figures reflect projected economic recovery in the United States. As noted, forecast oil production is to increase by approximately 0.2 MBD in Canada, 0.2 MBD in Mexico,
0.1 MBD in Brazil, and 0.1 MBD in the United States, while remaining stable in elsewhere in non-OPEC Latin America. Venezuela is believed to have incurred damage to its oil fields during the strike that would reduce production of conventional crude for the remainder of 2003. Estimates of lost capacity are uncertain, vary by source, and range from no loss in capacity to about 0.4 MBD or more.

     Economic recovery in the United States and Asia and a cold winter in the Northern Hemisphere resulted in year-on-year increases in oil demand for the third quarter of 2002 and fourth quarter of 2002 when compared to the same calendar quarter in 2001. World oil production decreased overall by 0.2 MBD during 2002, with increases in short haul crude production offset by decreases in Arabian Gulf and other OPEC production. Reduced or slowly growing oil demand and crude oil production cuts were negative factors for tanker demand during much of 2002. However, significant growth in oil demand and oil production in the fourth quarter of 2002 were positive factors for tanker demand. Winter seasonality increased demand for oil while resulting in weather related delays in the Baltic and Black Sea trades, all positive factors for tanker demand. Substitution for lost Venezuelan production and precautionary liftings in expectation of war in Iraq were also positive factors for tanker demand.

     The IEA projects growing oil demand in 2003, consistent with ongoing economic recovery in the United States and most of Asia. Price volatility in year to date 2003 indicates that oil markets overall remain finely balanced. Eventual demand growth, normal seasonality, and replenishment of industry inventories are consistent with increased OPEC production later in the year. Any combination of normal seasonality, increased demand, reduction in expected non-OPEC production increases, and replacement of short haul Venezuelan crude with longer haul substitutes would be positive factors for tanker demand.

Tanker Fleet

     Ultrapetrol operates tankers in the Suezmax (120,000 to 200,000 dwt), Aframax (80,000 to 120,000 dwt), and Panamax (50,000 to 80,000 dwt) sectors.


                    Industry Tanker Fleet as of March 1, 2003

---------- ------------------ ---------- ---------- ------------- --------------
            Cargo Carrying    Total No.  Total Mdwt   % of Total  % of Fleet
           Capacity (in dwt)    Vessels              Tanker Fleet  over 20 Yrs
                                                      (by dwt)    Old (by dwt)
---------- ------------------ ---------- ---------- ------------- --------------
  Handy    10,000 to 49,999     1,856       54.7         18%           31%
---------- ------------------ ---------- ---------- ------------- --------------
 Panamax   50,000 to 79,999       294       18.7          6%           41%
--------- ------------------- ---------- ---------- ------------- --------------
 Aframax   80,000 to 119,999      575       55.7          19%          19%
---------- ------------------ ---------- ---------- ------------- --------------
 Suezmax   120,000 to 199,999     286       42.1         14%           14%
---------- ------------------ ---------- ---------- ------------- --------------
VLCC/ULCC      200,000+           440      128.6          43%           15%
---------- ------------------ ---------- ---------- ------------- --------------

Source: Doll Shipping Consultancy based on industry sources and estimates

     In 2002, 2.0 million dwt, or Mdwt, of Suezmaxes were scrapped, while 3.8 Mdwt were delivered. As of March 1, 2003, 0.3 Mdwt have been scrapped, while 1.3 Mdwt have been delivered. The current orderbook is 9.6 Mdwt (62 vessels) with
3.4 Mdwt due for delivery this year, 3.6 Mdwt next year and 2.5 Mdwt in 2005.

     In the Aframax sector, 3.8 Mdwt were delivered in 2002, while 1.8 Mdwt were scrapped. Through March 1, 2003, 0.2 Mdwt has been scrapped, and 2.0 Mdwt have been delivered. The orderbook is 13.6 Mdwt (126 vessels) with 5.3 Mdwt due for delivery this year, 4.1 Mdwt next year and 3.2 Mdwt in 2005.

     In 2002, 0.6 Mdwt of Panamax vessels were delivered, while 1.0 Mdwt were scrapped. At March 1, 0.5 Mdwt have been scrapped, while 0.3 Mdwt have been delivered. The Panamax orderbook totaled 6.5 Mdwt (93 vessels), with 1.8 Mdwt set for delivery this year, 3.0 Mdwt next year, and 1.8 Mdwt in 2005.

     The M.T. Prestige, a single hull tanker built in 1976 that was owned by a company not affiliated with us, sank off the coast of Spain during November 2002, resulting in pollution on the Spanish and French coasts. In the aftermath of the incident, the European Union and certain EU members such as Spain and Italy are introducing regulations that within their jurisdictions are expected to require accelerated phaseout of single hull vessels versus IMO regulations and mandate double hull vessels to carry heavy crude oils and fuel oils. The EU and its members are expected to work for similar initiatives within the International Maritime Organization which, if adopted, could accelerate phaseout of single hull tankers internationally.

Vessel Earnings

     Tanker earnings stayed at historically low levels through most of 2002, with a recovery in earnings in the fourth quarter. Oil demand continued to decrease in the first two quarters of 2002. Tanker demand and earnings remained low during most of the year. During the fourth quarter of 2002, oil demand increased year on year. With the industry fleet growing moderately and tanker demand increasing significantly, vessel earnings increased accordingly during the fourth quarter of 2002.

     Beginning in November 2002 and continuing through March 2003, the concurrence of a number of positive factors resulted in extremely high tanker earnings. Tanker demand increased while the industry fleet grew moderately. Winter seasonality further increased demand and resulted in weather delays in Baltic and Black Sea trades. Substitution of long haul oil for short haul Venezuelan oil and precautionary liftings in expectation of war in Iraq were also positive factors. The result has been extremely strong tanker earnings.

     It is expected that the current high vessel earnings will decrease later in 2003. Many of the positive factors noted are by their nature temporary. Oil demand in the second quarter of 2003 is projected to decrease by 2.0 MBD versus the first quarter due to normal seasonality. High precautionary liftings of oil are likely to cease as uncertainties are resolved and current supplies in transit arrive at destinations. War in Iraq has concluded without long term disruption to Arabian Gulf oil supplies. Iraqi oil by some estimates may start to flow as early as June 2003. Vessel deliveries scheduled for 2003 will increase the supply of vessels and tend to offset effects of increased tanker demand on vessel earnings.

     However, ongoing positive factors remain in the market. Both oil and tanker markets are starting from a position of tight balance, as shown by recent price and earnings volatility. Oil and petroleum product inventories are low. Transportation requirements can grow quickly, as seen this year. Recent history has shown high scrapping during periods of low vessel earnings, consistent with International Maritime Organization regulations requiring phase out of single hull vessels starting in 2003. Market concerns about eventual regulatory changes in the aftermath of the Prestige sinking could strengthen this tendency.

     Strength and timing of economic recovery in the United States and Asia are key elements for oil demand. If economic recovery continues, oil demand growth could absorb non-OPEC production increases and increased OPEC production, resulting in increased tanker demand. If Venezuelan oil production capacity reductions are high relative to expectations, substitution of long haul oil for short haul Venezuelan supplies would be a positive factor for tanker demand. High vessel deliveries clearly remain a cautionary factor and high earnings levels of early 2003 are not expected to continue. However, ongoing economic recovery and improved oil demand could result in equilibrium earnings at attractive levels versus historical averages.

DSC has advised us that (i) some industry data included in this discussion is based on estimates or subjective judgements in circumstances where data for actual market transactions either does not exist or is not publicly available,
(ii) the published information of other maritime data collection experts may differ from this data, and (iii) while we have taken reasonable care in the compilation of the industry statistical data, graphs and tables and believe them to be correct, data collection is subject to limited audit and validation procedures.

Environmental and Other Regulations

     We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses and certificates material to the conduct of our operations, although there can be no assurance that we will be successful in our attempts to do so. Failure to maintain necessary permits, licenses or certificates could require us to incur substantial costs or temporarily suspend operations of one or more of our vessels.

     We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market. Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private interests, each of whom may have a different perspective or standards from the others. These interests include the local port state authority (such as the United States Coast Guard or local equivalent), vessel classification society, flag state administration (country or registry) and charterers, particularly major oil companies which conduct vetting inspections and load and discharge terminal operators.

International Regulation

     The International Maritime Organization, or IMO, an agency organized in 1959 by the United Nations, has adopted regulations which set forth pollution prevention requirements applicable to tankers. These regulations, which have been implemented in many jurisdictions in which our tankers operate, provide, in part, that:

     o 25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

          (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

          (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

     o 30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction; and

     o    all tankers will be subject to enhanced inspections.

     Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

     o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

     o commences a major conversion or has its keel laid on or after January 6, 1994; or

     o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

     As of December 31, 2002, we owned 6 single-hull tankers. Under the current regulations, starting in 2004, and thereafter, certain of our vessels will not be in compliance with the configuration requirements of the IMO. Accordingly, if we own such vessels at such time, we will be required to either adopt hydrostatically balanced loading or structurally modify such vessels' design or scrap such vessels. The cost of retro-fitting a tanker with a double-hull may be prohibitive. Other methods of complying with the IMO regulations and extending the useful life of a tanker to 30 years may be cost-effective. Such modifications could reduce a tanker's lifting capacity by 10% to 30%.

     The IMO has approved an accelerated time-table for the phase-out of single-hull oil tankers. The new regulations, which took effect in September 2002, require the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the new regulations, the maximum permissible age for single-hull tankers after 2007 will be 26 years, as opposed to 30 years under current regulations. The 6 tankers in our fleet will begin to be phased-out by 2006 under the new regulations. Also, more stringent maritime safety rules are also more likely to be imposed worldwide as a result of the oil spill in November 2002 relating to the loss of the M.T. Prestige. The M.T. Prestige was a 26-year old single-hull tanker owned by a company not affiliated with us. The M.T. Prestige disaster could lead to proposals to accelerate the phasing out of single-hull tankers.

     The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system developed by our affiliate Ravenscroft The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Ravenscroft Miami, which manages our vessels, is certified as an approved ship manager under the ISM Code. As of December 31, 2002 all of our oceangoing wholly owned vessels are ISM certified. As of July 1, 2002 our tugs exceeding 500 gross tons are ISM certified. This certification does not apply to the equipment used in the river business.

     Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

     The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

United States Regulation

     The United States Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

     Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

     o    natural resource damages and related assessment costs;

     o    real and personal property damages;

     o    net loss of taxes, royalties, rents, profits or earnings capacity;

     o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

     o    loss of subsistence use of natural resources.

     OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

     These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our tankers call.

     OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have demonstrated our financial responsibility by purchasing evidence of insurance from special purpose insurers approved by the USCG. We believe that our vessels which call within United States waters comply with these USCG requirements.

     We insure each of our tankers with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business. Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single-hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port. The Princess Laura, Princess Veronica, Princess Marisol, Princess Eva, Princess Pia, Princess Nadia, Princess Marina, and Princess Susana will be precluded from operating in United States waters, with certain exception, in 2010, 2008, 2004, 2003, 2007, 2014, 2014 and 2014 respectively, and the Princess Katherine will not be precluded, all based on their current authorizations from the United States Coast Guard, known as certificate of compliance, or COC's.

     Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

     o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

     o    describe crew training and drills; and

     o identify a qualified individual with full authority to implement removal actions.

     We believe that our vessels are in compliance with applicable OPA and State Response Plan Requirements.

Other Regulation

     Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, the Convention for the Establishment of an International Fund for Oil Pollution of 1971 and the 1992 Protocols. Under these conventions and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that will come into effect on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.1 million plus $858 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $122.1 million. The current maximum amount under the 1992 protocol is approximately $81.2 million. As the convention calculates liability in terms of Special Drawing Rights, or SDRs, a unit of account pegged to a basket of currencies, these figures are based on a conversion rate on January 13, 2003 of 1 SDR= $1.36025. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance covers the liability under the plan adopted by the IMO.

     The European Union is considering legislation that would: (i) ban manifestly sub-standard ships (defined as those over 15 years old that have been detained by port authorities at least twice in the past six months) from European waters and create an obligation of port states to inspect ships posing a high risk to maritime safety or the marine environment; (ii) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (iii) accelerate the phasing in of double-hull tankers on the same schedule as that required under OPA. The European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single-hull tankers in line with the schedule adopted by the IMO. Italy announced a ban of single-hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

     In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

Risk of Loss and Liability Insurance

General

     The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we believe that our present insurance coverage is adequate, there can be no guarantee that all risks will be insured, that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates or at all.

Hull and Machinery Insurance

     As of December 31, 2002 we obtained marine hull and machinery and war risk insurance, that includes the risk of actual or constructive total loss, for our wholly owned vessels. The vessels are each covered to at least fair market value, with deductibles currently ranging from $5,000 to $500,000 per vessel per incident. We have also arranged increased value coverage where applicable. This increased value coverage will entitle us, in the event of total loss of a vessel, to some recovery for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

Loss of Hire

     We maintain loss of hire insurance on each vessel except the Cavalier Barge Convoys and Princess Sofia. Loss of hire insurance covers 74.5% lost earnings resulting from unforeseen incidents or breakdowns that are covered by the vessel's hull and machinery insurance and result in lengthy stays in port or slow steaming at sea. Although loss of hire insurance will cover up to ninety days of lost earnings, we must bear the first fourteen days' loss, consistent with industry practice. We intend to renew these insurance policies or replace them with other similar coverage if rates comparable to those on our present policies remain available. There can be no assurance that we will be able to renew these policies at comparable rates or at all. Future rates will depend upon, among other things, our claims history and prevailing market rates.

Protection and Indemnity Insurance

     Protection and indemnity insurance covers our legal liability for our shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Coverage is limited to about $4.25 billion with the exception of oil pollution liability, which is limited to $1.0 billion per vessel per incident.

     This protection and indemnity insurance coverage is provided by protection and indemnity clubs, or P&I Clubs, which are non-profit mutual assurance associations made up of members who must be either ship owners or ship managers. The members are both the insured parties and the providers of capital. Most P&I Clubs, including the P&I Clubs in which our wholly owned vessels and the Cavalier Barge Convoys are entered, are members of the International Group of P&I Associations (the "International Group"). By a pooling agreement among the International Group, we are subject to calls payable based on the claims records of (i) ours, (ii) the other members of the P&I Clubs of which we are a member and (iii) the members of the International Group.

Legal Proceedings

     We are party, as plaintiff or defendant, to a variety of lawsuits for damages arising principally from personal injury and property casualty claims. All such legal proceedings involving any material claim are ordinary, routine litigation incidental to our business.

     One of our subsidiaries is involved in litigation with the Argentine province of Tierra del Fuego over the applicability of certain provincial taxes on its freights. Our lawyers allocate a 70% chance of success to our defense.

Ultrapetrol S.A. vs. Province of Tierra del Fuego:

     On September 17, 1999, the "Direccion Distrito Buenos Aires de la Direccion General de Rentas de la Provincia de Tierra del fuego" issued Resolution D.G.R.
(DBA) No. 012/99. The Company was notified of the Resolution by Letter D.G.R.
(DBA) No. 409/99 as of the same date.

     The Resolution announced the intention of the Tax Authority of the Province of Tierra del Fuego (the "Tax Authority") to determine unilaterally a debt of the Company for an "Impuesto sobre los Ingresos Brutos" (Gross Income Tax) accruing as of March 1994, May to September and December 1995; 1996; 1997; May to December 1998; and February to June 1999 in connection with the operation and loading of the Company's vessels at the port of Rio Cullen. The debt amounted to a total of $1,059,836.36 ($769,694.58 tax, $211,635.39 in interest up to
September 30, 1999, and $78,506.39 in fiscal charges).

     On October 1, 1999, the Company submitted a "Recurso de Reconsideracion" (Motion for Reconsideration) in response to the Resolution. In this document the Company contested the position of the Tax Authority based on the following:

o The Tax Authority intends to exercise its jurisdiction outside of the "3 nautical mile limit" set forth in National Act No. 23.775 and as determined by the "space limit" provided for in National Act No. 18.502.

o If the Tax Authority had the power to tax the international carriage performed by the Company (a position which is opposed by the Company), such jurisdiction would remain limited to that portion of the carriage performed within the limits of the Province and would not include that portion of the carriage performed outside the Province. The Company contends that the vessels had destinations outside of Argentina and were engaging in the loading of crude oil from a buoy at open sea located more than 8 marine miles from the coast of the Province.

o The tax which the Tax Authority is attempting to impose interferes with the National Policy on International Trade, in particular policy with respect to international transport. o Since it is not possible to transfer the cost of the Provincial Gross Income Tax to freight rates, such a tax becomes a tax analogous to the National Income Tax. This would result in a violation of the compromise undertaken by the Provinces not to charge local "subject to distribution" taxes which may overlap with national taxes.

     On October 14, 1999 the Company filed a declaratory action (accion declarativa de certeza) subject to the provisions of article 322 of the Argentine Code of Civil and Commercial Procedure, before the Argentine Supreme Court of Justice and against the Province of Tierra del Fuego. The action sought clarification of the existing state of uncertainty with respect to the scope of the tax jurisdiction of the Province of Tierra del Fuego over income derived from activities of international transportation of crude oil. It is the Company's belief that the above-mentioned activities were fully carried out outside the three marine mile strip counted from the base lines as set forth in Laws No. 18502 and 23968.

     On October 14, 1999, the Company paid Pesos seventy (P$70) as Court Fees for cases involving indeterminable amounts, as provided by Law No. 23898. In other cases pending before the Secretary of Original Trials (Secretaria de Juicios Originarios) of the Argentina Supreme Court of Justice where analogous circumstances to those of this case were analyzed, the Representatives of the Federal State claimed that a three percent (3%) amount be paid as Court Fees as they consider that the stakes at issue were susceptible of monetary valuation. Up to now such claim was not made in the case under consideration.

     On April 11, 2000, the Company requested the Tribunal to issue an injunction to prohibit the Province of Tierra del Fuego from seeking collection of the contested tax, interest and related charges during the course of the trial.

     The Argentine Supreme Court of Justice granted the injunction ordered that the Province of Tierra del Fuego be notified for a twenty-day term plus an additional sixteen-day term fixed due to distance. It provided that:

     "the injunction be sustained, and therefore the defendant be informed that it shall refrain from seeking collection of taxes on gross income in connection with the adjustments made by resolution No. 012/99 issued by the Provincial Tax Board (Direccion Provincial de Rentas) dated September 17, 1999, referring to advance payments for March 1994, May to September and December 1995, 1996, 1997, May to December 1998, and February to June of 1999, to the extent that such advance payments would constitute tax activities fully carried out outside the three marine mile strip counted from the base lines as provided from Laws No. 18502 and 23968, as well as any other penalty which is based on these adjustments. A Letter Rogatory be filed to the Governor of the Province of Tierra del Fuego to let him know that the injunction requested by the Ultrapetrol is sustained."

     On August 2, 2000, the Company extended the declaratory action filed against the Province of Tierra del Fuego, Antartida e Islas del Atlantico Sur, following the terms of articles 87, 331 et seq., and related provisions of the Argentine Code of Civil and Commercial Proceedings, in order to receive a ruling by the Argentine Supreme Court of Justice on the scope of the tax jurisdiction of the Province of Tierra del Fuego over water mirror located in the Area of the San Sebastian Bay, and the North of Isla Grande from F(degree) Cabo Espiritu Santo up to Punta de Arenas, i.e., outside the three marine mile strip counted from the base lines as provided from Law No. 23968. Consequently, the Company requested that the defendant be condemned to render ineffective the Resolution of the Provincial Bureau of Ports (Direccion Provincial de Puertos) No. 227/00, dated June 28, 2000.

     On August 23, 2000, the Argentine Supreme Court of Justice acknowledged the expansion of the complaint. On October 11, 2000, the Prosecution of the Province of Tierra del Fuego answered the complaint and the extension thereof. On October 12, 2000, the Secretary of Original Trials of the Argentina Supreme Court of Justice accepted the answer to the complaint and notified the Company about the documentary evidence submitted by the defendant. The Company responded to such notification on November 1, 2000, in which opposition was expressed to the production of informative evidence and evidence from accounting experts.

     On December 21, 2000, the Argentine Supreme Court of Justice declared that it was incompetent to issue a first instance resolution in connection with the extension of the complaint due to the constitutional rejection made in connection with Resolution No. 277/00 of the Provincial Bureau of Ports.

     On March 12, 2001, the Argentinian Supreme Court decided to open the trial stage for the submission of evidence for a thirty-day term. The Argentinian Supreme Court partially sustained the opposition duly presented by the Company to the evidences offered by the Province of Tierra del Fuego.

     On May 2, 2001 the Supreme Court closed the evidence stage and issued an order for the addition of the evidence to the main file. Likewise, such Court issued an order for the service of notices asking the parties to file their respective summary arguments.

     After the parties have filed their summary arguments, on May 29, 2002 the file was sent to the Procuracion General de la Nacion (Office of the Attorney General) in order that the Procurador General (Attorney General) issue the pertinent opinion.

     On December 3, 2002 the Attorney General, Dr. Nicolas Becerra, issued the opinion whereby he recommended a favorable judgment for the plaintiff, stating that the Province of Tierra del Fuego does not have jurisdiction to impose taxes within the area beyond three marine miles. It is worth mentioning that such opinion is not binding and therefore, the final judgment which will solve the case may be different.

     On December 5, 2002 the Supreme Court sent the case to the members of the Highest Board of Judges so that the final judgment be entered.

     On February 21, 2003, Ursa Shipping Ltd. ("Ursa") brought suit in the United States District Court for the District of New Jersey against M/T Princess Susana and Noble Shipping Ltd. seeking damages arising out of the delay in delivery of a cargo of Kirkuk crude oil to the Valero terminal in Paulsboro, New Jersey. (Ursa Shipping v. M/T Princess Susana, et al. Civil Action No. 03-CV-747(FLW).) M/T Princess Susana (the "Vessel") was detained by the United States Coast Guard prior to her arrival in Paulsboro when, during a routine Coast Guard tank vessel examination, a small amount of cargo was found to have leaked from one of the cargo tanks into one of the void spaces aboard the Vessel. On or about February 25, 2003, Valero Marketing and Supply Co. ("Valero") commenced an action against Noble Shipping Ltd. (Valero Marketing and Supply Co. v. Noble Shipping Ltd., Civil Action No. 03-CV-843 (FLW). The Valero and Ursa complaints seek damages in excess of $9 million.

     In connection with the above complaints, the Vessel was arrested. Security was posted by our protection and indemnity insurers in the amount of $11.2 million and the Princess Susana was released from arrest (insurance coverage is in place). Both the Ursa and the Valero complaints have been answered, defenses have been raised, and a counterclaim has been raised in the Ursa action seeking, inter alia, unpaid freight and demurrage.

     Discovery is presently underway and the parties have exchanged documents. It is too early in the course of the litigations to form an opinion as to their ultimate outcome.

     We believe this claim is covered by insurance . The insurer is actively participating in its defense and has not asserted any objections or defenses to the claim. We would expect any damages arising from this action (less our policy deductible) to be covered by the proceeds of such insurance.

Dividend Policy

     It is the policy of the Company, unless the members decide otherwise, at the annual general meeting to distribute a dividend of at least thirty percent (30%) of the Company's net after-tax profit. However, such distributions shall be subject to the restrictions, terms and conditions which may be imposed on the Company by lenders, bondholders or other financial institutions, and/or those limitations imposed by the contracts, agreements or other financial instruments, including any trust indenture into which the Company may have entered. Also before making distributions, the Company shall also make adequate reserves as the Board of Directors may deem necessary for the company's commitments (even if after giving effect to such reserves the distribution would be lower than thirty per cent (30%)). The directors may, before recommencing any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for special dividends or bonuses, or for repairing, improving, maintaining any of the property of the Company, and for such other purposes as the directors shall in their absolute discretion think conducive to the interests of the Company.

C.   ORGANIZATIONAL STRUCTURE

     Ultrapetrol (Bahamas) Limited is a company organized and registered as a Bahamas Corporation since December 1997.

     Ultrapetrol (Bahamas) Limited owns directly 100% of the following subsidiaries:

o     Princely International Finance Corp. (a Panamanian corporation)
o     Ultrapetrol S.A. (an Argentinean corporation)
o     UP (River) Holdings Ltd. (a Bahamian corporation)
o     UP River Terminals (Panama) S.A. (a Panamanian corporation)
o     Kattegat Shipping Inc. (a Panamanian corporation)
o     Majestic Maritime Ltd. ( a Bahamian corporation)
o     Stanmore Shipping Inc ( a Panamanian corporation)
o     Avemar Holding (Bahamas) Limited ( a Bahamanian corporation)
o     Mansan S.A (a Uruguayan corporation)
o     Wallasey Shipping Inc ( a Panamanian corporation )
o     Parkwood Commercial Corp  (a Panamanian corporation)
o     Internationale Maritime SA (a Bahamanian corporation)

     In addition, Ultrapetrol (Bahamas) Limited has an ownership in the following companies: 50 % of UABL Ltd. ("UABL"), 60% of Ultracape (Holdings) Ltd. ("Ultracape") and 27.78 % of UP Offshore (Bahamas) Ltd. ("UP Offshore"). In the case of the latter company we have options to increase our participation that may be exercised under certain conditions.


     Also, Princely International Finance Corp. has various subsidiaries whose organization or acquisition is as follows:


                         NAME                          COUNTRY         %OWNED

      o     Regal International Investments S.A.      Panamanian       100%
             -     Bayham Investment S.A.             Panamanian       100%
                  -     Parfina S.A.                  Paraguayan        50%
             -     Draco Investment S.A.              Panamanian       100%
                  -     Cavalier Shipping Inc.        Panamanian       100%
      o     Danube Maritime Inc.                      Panamanian       100%
      o     Baldwin Maritime Inc.                     Panamanian       100%
      o     Tipton Marine Inc.                        Panamanian       100%
      o     Corporacion de Navegacion Mundial S.A.    Chilean          100%
                  -     Parfina S.A.                  Paraguayan        50%
      o     Panpetrol Shipping S.A.                   Panamanian       100%
      o     Oceanview Maritime Inc.                   Panamanian       100%
      o     Ultrapetrol International S.A.            Panamanian       100%
      o     Kingly Shipping Ltd.                      Bahamanian       100%
      o     Sovereign Maritime Ltd.                   Bahamanian       100%
      o     Monarch Shipping Ltd.                     Bahamanian       100%
      o     Noble Shipping Ltd.                       Bahamanian       100%
      o     Stately Shipping Ltd.                     Bahamanian       100%
      o     Ultrapetrol de Venezuela, CA              Venezuelan       100%
      o     Imperial Maritime (Bahamas) Ltd. Inc.     Panamanian       100%
      o     Oceanpar S.A.                             Paraguayan       100%
      o     Imperial Maritime Ltd.                    Bahamanian       100%

D.   PROPERTY AND EQUIPMENT

     We own, directly and indirectly, 10 ocean-going tankers, two bulkcarrier, three push boats/tugs, two ocean-going Tug-Barge units, and 69 wet and dry barges. The vessels' name, dwt, vessel type and date of the original delivery from the builder's yard are set forth in Item 4. "Information on the Company." Section B. Business Overview--Our Trading Fleet. We do not own any buildings and do not pay any rental expense other than as a portion of the administration fees paid to Oceanmarine.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements of Ultrapetrol (Bahamas) Limited and subsidiaries for the twelve months ended December 31, 2002, 2001 and 2000 included elsewhere in this report.

General

     We were formed on December 23, 1997 to hold all the capital stock of Princely International Finance Corporation (a Panamanian Company) and Ultrapetrol S.A. (an Argentine company). The following discussion covers the audited financial results of the for the twelve months ended December 31, 2002 with a comparison to the audited consolidated financial results for the same twelve month period in 2001.

     We operate Suezmax, Aframax and Panamax tankers primarily in South America with additional operations between the Caribbean, United States, West Africa and the Mediterranean. We also have two oceangoing Tug-Barge units, one of which operates as a transfer station and 69 barges and three tugs that operate in barge river trafficking under time charter to the affiliate UABL Ltd. Our ship Princess Sofia, and the two oceangoing Tug-Barge units plus the vessel Alianza G1 are permitted to engage in cabotage trading in Argentina. Cabotage trading in Argentina is the transportation of passengers or goods by sea or river between ports and cargo transfer zones in Argentina. This commerce is reserved for Argentinean flag vessels which obtained dual flag registration privileges and Argentinean shipowners who have bareboat chartered foreign flag vessels and obtained authorization from the Argentinean Maritime Authority.

     During the twelve months of 2002, we employed a significant part of our fleet on time charter for different clients.

     During the twelve months of 2002, the international freight market maintained rates significantly below those experienced in 2001.

     From October 2000 we have employed under a long-term time charter with UABL Ltd., an affiliated company, the Alianza G2, the 69 wet and dry river and the push-boats Cavalier I, Cavalier II, Cavalier III and the tug Alianza Rosario and the port tugs Jupiter, Mercurio and Marte.

     We also renewed during 2001 the time charter employment of all our Suezmax vessels and one of our Aframax vessels for approximately eleven months duration, which covered their employment up to their scheduled redeliveries between May and October, 2002. Following the expiration of these charters we agreed to extend them for short periods with the majority of the scheduled redeliveries to take place between December 2002 and January 2003 and in one case up to March 2003.

     At the end of the first quarter (March 29th 2002) Alianza G3 entered into a 3 year time charter extendable for another 2 years in north Brazil. Because this service must be provided without interruptions and required certain modifications to be done to the vessel, the special survey and dry dock was accelerated by 26 months and a general refurbishment was carried out which together with the positioning voyage to commence service meant that this unit did not have any income for the first quarter. During the second quarter it provided its service on a regular basis however we still incurred some extraordinary expenses connected with adjusting operational details for the performance of this long term charter. In the third quarter it has operated satisfactorily without interruption.

     The Princess Fatima, and Princess Pia were out of service conducting their special survey and dry dockings during 57 days and 72 days respectively in 2002. The Princess Marisol was out of service due to an accident for 87 days during the first six months of 2002 and the Princess Pia was out of service due to an accident for 20 days during the last month of 2002.

     A generally low volume required by our regular COA customers in Argentina has meant a low utilization rate for our Panamax fleet which, coupled with alternative employment in the international market at low rates, has contributed to reduced earnings by these vessels in 2002.

     On April 18, 2002 we entered into agreements with AIG/GE Capital Latin America Infrastructure Fund LP, a Bermuda Limited partnership, ("LAIF") relating to the creation of two new companies in which both Ultrapetrol and LAIF are shareholders:

     The first company, "UP Offshore", intends to build/purchase and operate a fleet of platform supply vessels. or PSV's. which will be designed to operate in any area of the world. UP Offshore will have the initial focus of its activities in Brazil serving both Petroleos Brasileiro S.A. (Petrobras), the Brazilian state oil company, and other international oil companies that have recently acquired petroleum and development leases in Brazil. Ultrapetrol has committed to place up to $12.5 million in equity for approximately a 23% share although Ultrapetrol holds the voting power necessary to control the election of a majority of UP Offshore's board of directors.

     UP Offshore will have a capital of $55 million depending upon the final capital contributions of other investors. UP Offshore has obtained financing with which it will commit to the building initially of six vessels with a firm program of expanding the fleet to ten vessels.

     Ultrapetrol's participation in UP Offshore may be increased through options which may be exercised under certain conditions.

     On November 15th pursuant to the agreement signed with AIG-GE Capital Latin American Infrastructure Fund (LAIF) on April 18th 2002 the Company entered into a Common Shareholders Agreement and a Subscription Agreement with LAIF and Comintra Enterprice Ltd. These agreements regulate the formation, governance of and capital contributions to UP Offshore Ltd. Bahamas.

     UP Offshore (Bahamas) Ltd. and its fully owned subsidiary UP Offshore (Panama) S.A. have entered into a Loan Agreement with the International Finance Corporation which together with a similar loan between UP Offshore Apoio Maritimo Ltda. (another wholly owned subsidiary of UP Offshore (Bahamas) Ltd.) and IFC will provide the financing for the construction of a total of six PSV Platform supply vessels. The maximum total available under both loans facilities will be $60 million.

     The second company, Ultracape (Holdings) Ltd., has the objective of purchasing second hand modern capesize bulkcarriers to operate in the international market. Ultracape will have a capital of up to $50 million depending on the number of vessels to be acquired which will be complemented by credit from banking sources to allow the acquisition of vessels. We have committed to place up to $10 million in equity in Ultracape.

     At this time we hold a 60% stake in Ultracape. We will perform the full commercial management for the vessels acquired by Ultracape (Holdings) Ltd.

     On April 19th, 2002 Ultracape entered into a Memorandum of Agreement based on the terms of the industry standard NSF 1993 to purchase the vessel mv Vasco Da Gama (renamed Cape Pampas) of 151,380 dwt for $ 16.55 million. On July 1st, 2002 we completed our purchase of the Cape Pampas. Thereafter, the vessel was delivered under a time charter to Cargill International S.A. (Cargill) for a period of 18 months.

     Pursuant to the Agreement reached on April 18th and ratified on June 24th 2002 the Company entered into a Contribution and Subscription Agreement with LAIF III Ltd. Bermuda and Ultracape (Holdings) Ltd. of Bahamas whereby the Company confirmed its commitment to purchase up to $10 million Shares of the shares of Ultracape (Holdings) Ltd. and LAIF III Ltd. agreed to purchase up to the lesser of $ 20 million or 40% of the shares of Ultracape (Holdings) Ltd. An initial amount to be contributed was set for both LAIF III Ltd. and the Company at $3.3 million and $4.95 million, respectively.

     Also on June 24th 2002, a Shareholders Agreement was signed with LAIF III Ltd. and Ultracape (Holdings) Ltd. for the governance of Ultracape (Holdings) Ltd.

     On June 27th 2002 Ultracape (Holdings) Ltd. entered into a Loan Agreement with Credit Agricole Indosuez for a total amount of $27 million to finance the acquisition of up to two capesize vessels. On July 1st Braddock Shipping Inc, an Ultracape subsidiary took delivery of the Cape Pampas and drew down $11.0 million of the loan agreed with Credit Agricole Indosuez.

     On July 28th 2002, the option to repurchase 25,212 shares by the Company for a total price of $0.9 million, which expired in July 2002 was extended until July 31st 2003.

     On August 26th, 2002, we entered into a Memorandum of Agreement, or MOA, through which we committed to sell Princess Fatima dwt 15,261 tons built 1980, to an unrelated company for $2 million gross of associated expenses. On September 19th 2002 we delivered the Princess Fatima pursuant to the MOA and received the balance of the purchase price.

     On October 18th 2002 we entered into an agreement to purchase the tanker "Rio Grande" dwt 15,261 tons built 1982 for a purchase price of $ 1.0 million from a non related company. The purchase will be funded from the proceeds of the sale of the "Princess Fatima". On December 12th 2002 the Princess Sofia ex "Rio Grande" was delivered to the Company.

Revenue

     The majority of our vessels are employed on time charters to affiliated and unaffiliated companies. The revenue from this operation is derived from a daily rate that is paid to us for the use of our vessels. Hire revenue accounted for 66% of our total revenues for the twelve months ended December 31, 2002.

     Also, our vessels are employed on a contract of affreightment ("COA") basis either for single or repetitive voyages. For a COA, the vessel owner or operator generally pays all voyage and vessel operating expenses and has the right to substitute one vessel for another. The rate is generally expressed in dollars per metric ton of cargo. Revenues earned under COA's are referred to as "freight". COA revenue accounted for 34% of the Company's total revenues for the twelve months ended December 31, 2002.

     From the total revenues obtained from COA's during the twelve months of 2002 70% were in respect of repetitive voyages for the Company's regular customers and 30% in respect of single voyages for occasional customers.

Expenses

     When vessels are operated on a COA basis (as well as any time when they are not operating under time or bareboat charter), all costs relating to a given voyage, including port charges, canal dues and fuel costs, are paid by the vessel owner and are recorded as voyage expenses.

     Our operating expenses, or running expenses, are generally paid through Ravenscroft Miami, an affiliated company, which provides ship management services that include the cost of all technical management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. The most significant of these expenses are maintenance and repairs, wages paid to marine personnel and marine insurance costs. In the case of our river barges chartered to UABL Ltd. we contracted the shipmanagement responsibilities to Lonehort Inc., an affiliate of UABL Ltd.

     Vessels are depreciated to an estimated scrap value on a straight-line basis over their estimated useful lives. We follow the deferral method of accounting for survey and dry-dock costs, whereby actual survey and dry-dock costs are capitalized and amortized over a period of two and one-half years until the date of the next dry-dock or special survey.

     Our other primary operating expenses include general and administrative expenses as well as ship management and administration fees paid to Ravenscroft Miami and Oceanmarine, another affiliate of ours, which provides certain administrative services. We pay Oceanmarine a monthly fee of $8,750 per vessel for administrative services including general administration and accounting (financial reporting, preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. We also pay Ravenscroft Miami a monthly ship management fee of $12,500 per vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. We do not expect to pay regular fees to any affiliated entity other than those described here for management and administration functions. In the case of our river barges chartered to UABL Ltd., we have contracted the shipmanagement responsibilities to Lonehort Inc., an affiliate of UABL Ltd.




2002 Compared to 2001

                                                      Year ended December 31
                                                        2002         2001
                                                       (dollars in thousands)

Freight revenues
      Attributable to wholly owned vessels              23,662       68,137
      Attributable to wholly chartered-in vessels        1,081        5,530
                                                    -----------    ---------
                                                    -----------    ---------
                             Total                      24,743       73,667
Hire revenues
     Attributable to wholly owned vessels               48,381       36,266
     Attributable to wholly chartered-in vessels             0        1,275
                                                    -----------    ---------
                                                    -----------    ---------
                             Total                      48,381       37,541

                                                    -----------    ---------
                                                    -----------    ---------
Total Revenues                                          73,124      111,208
                                                    -----------    ---------
                                                    -----------    ---------

Voyage expenses
     Attributable to wholly owned vessels              (9,259)     (20,569)
     Attributable to wholly chartered-in vessels         (926)      (6,320)
                                                    -----------    ---------
                                                    -----------    ---------
                             Total                    (10,185)     (26,889)

Running costs                                         (27,397)     (33,615)

Amortization of dry-dock expense                       (8,839)      (7,246)

Depreciation of property and equipment                (15,968)     (16,197)

Management fees and administrative expenses            (6,818)      (7,770)

Loss on involuntary conversion of Argentine
receivables                                            (2,704)

                                                    -----------    ---------
                                                    -----------    ---------
Operating profit                                         1,213       19,491

Interest expense                                      (16,763)     (17,698)


Revenues

     Total revenues from freight net of commissions decreased from $73.7 million in 2001 to $24.7 million in 2002, or a decrease of 66%. This decrease is primarily attributable to the time charter operation of the Princess Katherine, Alianza G3, Princess Veronica and Princess Susana instead of COA's employment as well as a general decrease in freight rates. Another contributing factor was lower revenue obtained by our Alianza G3-Alianza Campana which spent the entire first quarter in preparation and positioning for a long term contract. Also the lower utilization rates of our Panamax vessels coupled with the total of 129 days out of service experienced by Princess Pia and, Princess Fatima due to dry dock and special survey and Princess Marisol which was out of service due to an accident for 87 days during 2002, affected negatively our revenues in this period. Part of this off hire time is compensated by our loss of hire insurance for which a total of $1.8 million has been included as other income (outside our operational result)

     Hire revenues net of commissions, increased by 29% from $37.6 to $48.4 million. This increase is attributable to the time charter employment of the Princess Katherine, Princess Susana, Princess Veronica, Alianza G3 and the addition of Cape Pampas purchased by Ultracape coupled with a significant reduction in the charter rates, (because of market conditions) obtained for our ships after expiry of the time charter agreements that had been fixed in 2001.

         Operating profit for 2002 was $1.2 million a decrease of 94% or $18.3 million from the same period in 2001. The decrease is primarily attributable to the same factors that affected our revenues in this period detailed above and includes the full impact of a $2.7 million loss on involuntary conversion of Argentine receivables which resulted from the devaluation of the Argentine currency as detailed in "Foreign Currency Transactions". During the first half of 2002 the receivables denominated in US dollars but collected in Argentine pesos were exposed to the compulsory conversion to Argentine currency at a rate of exchange different from the market rate at the time of payment by virtue of Argentine Law 25.561 and the Decree 214/2002 and thereafter subject to negotiations between the parties as to the rate of exchange applicable to each transaction.

     The sale of Princess Fatima resulted in a loss of $1.6 million which has been accounted for under "other income".

Voyage expenses
---------------

     The 2002 voyage expenses were $10.2 million, as compared to $26.9 million for 2001, a decrease of $16.7 million, or 62%. The decrease is primarily attributable to the combined effect of a large portion of the fleet operating on time charter contract instead of COA and the lower activity of our Panamax fleet.

Running costs
-------------

     Running costs decreased by $6.2 million, or 18%, to $27.4 million in 2002 as compared to $33.6 million in the equivalent 2001 period. This decrease is mainly attributable to significant cost reductions achieved on some of our vessels in operation coupled with the general low level of activity for the fleet and extended periods of repairs by some of our vessels.

Amortization of dry-dock expense
--------------------------------

     Amortization of dry docking and special survey costs increased by $1.6 million, or 22%, to $8.8 million in 2002 as compared to $7.2 million in 2001. The increase was due to the amortized portion of dry-docks (i.e., repairs) carried out in 2001 on the Princess Katherine, Princess Susana and Princess Nadia.

Depreciation of property and equipment
--------------------------------------

     Depreciation and amortization decreased by $0.2 million, or 1%, to $16.0 million in 2002 as compared to $16.2 million in 2001. This decrease is primarily due to the sale of the "Princess Fatima" partially compensated by an increase attributable to the purchase of the Cape Pampas.

Management fees and administrative expenses
-------------------------------------------

     Management fees and administrative expenses were $6.8 million in 2002 as compared to $7.8 million in 2001, a decrease of $1.0 million, or 13%, which is attributable mainly to a reduction in administrative expenses of $0.9 million.

Interest expense
----------------

     Interest expenses decreased by $0.9 million, or 5%, to $16.8 million in 2002 as compared to $17.7 million in 2001. The decrease is primarily attributable to the lower level of financial debt and consequential interest costs associated.


2001 Compared to 2000

                                                     Year ended December 31
                                                       2001             2000
                                                      (dollars in thousands)
Freight revenues
      Attributable to wholly owned vessels               68,137        96,333
      Attributable to wholly chartered-in vessels         5,530         1,244
                                                    ------------    ----------
                                                    ------------    ----------
                             Total                       73,667        97,577
Hire revenues
     Attributable to wholly owned vessels                36,266         6,814
     Attributable to wholly chartered-in vessels          1,275             0
                                                    ------------    ----------
                                                    ------------    ----------
                             Total                       37,541         6,814

                                                    ------------    ----------
                                                    ------------    ----------
Total Revenues                                          111,208       104,391
                                                    ------------    ----------
                                                    ------------    ----------

Voyage expenses
     Attributable to wholly owned vessels              (20,569)      (37,299)
     Attributable to wholly chartered-in vessels        (6,320)       (1,420)
                                                    ------------    ----------
                                                    ------------    ----------
                             Total                     (26,889)      (38,719)

Running costs                                          (33,615)      (28,586)

Amortization of dry-dock expense                        (7,246)       (5,589)

Depreciation of property and equipment                 (16,197)      (15,572)

Management fees and administrative expenses             (7,770)       (8,049)

                                                    ------------    ----------
                                                    ------------    ----------
Operating profit                                         19,491         7,876

Interest expense                                       (17,698)      (16,646)


Revenues
--------

     Total revenues from freight net of commissions decreased from $97.5 million in 2000 to $73.6 million in 2001, or a decrease of 25%. This decrease is primarily attributable to the time charter operation of the Princess Nadia, Princess Susana and the Hidrovia fleet instead of COA's employment partly balanced with the six months operation of the Princess Katherine (incorporated into the fleet in June 2000) Alianza G1, the lower number of off-hire days and to the higher general freight levels to our fleet.

     Hire revenues net of commissions, increased by 453% from $6.8 to $37.6 million. This increase is attributable to the time charter employment of the Princess Nadia, Princess Katherine, Princess Susana, Princess Veronica and Princess Marina Alianza G1and the river fleet with UABL Ltd.

     Operating profit for 2001 was $19.5 million an increase of 150% or $11.7 million from the same period in 2000. The increase is primarily attributable to the improved freight levels experienced by the fleet and a satisfactory level of activity and employment obtained for the vessels.

Voyage expenses
---------------

     The 2001 voyage expenses were $26.9 million, as compared to $38.7 million for 2000, a decrease of $11.8 million, or 30%. The decrease is primarily attributable to the combined effect of a large portion of the fleet operating on time charter contact instead of COA basis balanced by the addition of three vessels to the Company fleet (Princess Katherine, Princess Marina and Alianza
G1) two of which operated less than a full year in year 2000.

Running costs
-------------

     Running costs increased by $5.0 million, or 17%, to $33.6 million in 2001 as compared to $28.6 million in the equivalent 2000 period. This increase is mainly attributable to the larger number of wholly owned vessels in operation (Alianza G1, Princess Katherine and Princess Marina) combined with a high level of activity for the fleet.

Amortization of dry-dock expense
--------------------------------

     Amortization of dry docking and special survey costs increased by $1.6 million, or 29%, to $7.2 million in 2001 as compared to $5.6 million in 2000. The increase is due to the amortized portion of dry-docks (i.e., repairs) carried out in 2000 and 2001 on the Princess Veronica, Princess Katherine, Princess Pia and Princess Marisol.

Depreciation of property and equipment
--------------------------------------

     Depreciation and amortization increased by $0.6 million, or 4%, to $16.2 million in 2001 as compared to $15.6 million in 2000. This increase is primarily due to Alianza G1, Princess Marina and Princess Katherine depreciation partially compensated by an decrease in the Hidrovia equipment and Plate Princess depreciations.

Management fees and administrative expenses
-------------------------------------------

     Management fees and administrative expenses were $7.8 million in 2001 as compared to $8.0 million in 2000, a decrease of $0.2 million, or 3%, which is attributable mainly to a reduction of $0.5 in management fees partly balanced by an increase in administrative expenses of $0.2 million.

Interest expense
----------------

     Interest expenses increased by $1.1 million, or 7%, to $17.7 million in 2001 as compared to $16.6 million in 2000. The increase is primarily attributable to the higher level of other financial debt and consequential interest costs associated with the purchase of the Princess Katherine and Princess Marina.

B.   LIQUIDITY AND CAPITAL RESOURCES

     We are a holding company with no material assets other than those of our subsidiaries. Consequently, we must fund our capital requirements through other sources, including cash dividends from subsidiaries, borrowings and shareholder contributions. We operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions. As of December 31, 2002, we had total indebtedness of $168.9 million, $135 million from the proceeds of the Note Issue, $2.0 million drawn under a revolving credit facilities from Allfirst Bank (as from April 1st, 2003 is known as M&T Bank), the trustee of the Company's Notes, for Majestic Maritime Ltd., a wholly owned subsidiary, $6.0 million in a senior loan facility with Nedship Bank (America) N.V. for Kattegat Shipping Inc., a wholly owned subsidiary, for the purchase of the vessel Princess Marina, $8.7 million in a senior loan facility with Allfirst Bank for Majestic Maritime Ltd, a wholly owned subsidiary, for the purchase of the vessel Princess Katherine, $11.0 million in a senior loan facility with Credit Agricole Indosuez for Braddock Shipping Inc, a 60% owned subsidiary, for the purchase of the vessel Cape Pampas and $1.2 million of indebtedness owed by the Company in respect of Avemar Holding (Bahamas) Limited's purchase from Societe Internationale D'Investissement S.A. ("SII") of all of the shares of the Company previously owned by SII. We have a short term credit line of $0.3 million in our subsidiary Parkwood Commercial Corp, $1.0 million drawn under a revolving credit facilities from the Allfirst Bank for Stanmore Shipping Inc., a wholly owned subsidiary and accrued interest expenses for these loans of $ 3.8 million. On December 31, 2002, we had cash and cash equivalents on hand of $4.7 million. We believe, based upon current levels of operation, cash flow from operations, together with other sources of funds, that we will have adequate liquidity to make required payments of principal and interest on our debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

Operating Activities
--------------------

     In 2002, we generated a positive $14.4 million in cash flow from operations compared to $24.8 million for in the same period in 2001. Net earnings for the twelve months of 2001 were $ 2.4 million compared with a net loss of $13.8 million in the same period of 2002.

     Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital.

Investing Activities
--------------------

     In 2002, the 60% owned subsidiary Braddock Shipping Inc. disbursed $ 16.7 million in the purchase of the Cape Pampas and Ultrapetrol SA, a wholly owned subsidiary, $ 1.0 in the purchase of the Princess Sofia compared to $4.8 million in vessels' purchases in the same period of 2001 and $6.0 million in dry dock expenses (Princess Pia, Princess Laura, Princess Marisol, Alianza G3 and Alianza
G1) compared to $10.1 million in the same period of 2001.

Financing Activities
--------------------

     Net cash provided by financing activities increased by $5.9 million during 2002. The increase in cash provided by financing activities in the twelve months of 2002 is mainly attributable to the draw down of $11.0 million of the Ultracape loan facility agreed with the Credit Agricole Indosuez, partially compensated with the repayments of principal and interest installments which became due during 2002.

Foreign Currency Transactions

     Substantially all of our revenues are denominated in U.S. dollars, but 18% of our revenues are denominated in US dollars but collected in Argentine pesos at the equivalent amount of U:S:dollars at the payment date and 23% of our total out of pocket operating expenses are paid in Argentine pesos. Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the Argentinean peso. For accounting purposes, revenue and expense accounts are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not hedge our exposure to foreign currency fluctuations.

     During the first half of 2002 the receivables related to the above referenced portion of our revenues denominated in United States dollars but collected in Argentine pesos were exposed to the compulsory (by virtue of Argentine Law 25.561 and the Decree 214/2002) conversion to Argentine currency at a rate of exchange different from the market rate at the time of payment and thereafter subject to negotiations between the parties as to the rate of exchange applicable to each transaction.

     As a result of the above situation the equivalent U.S. dollars at the time of payment by the customers resulted in losses when compared with the amount invoiced.

     The net effect of this situation resulted in a loss of $2.7 million which was recorded in 2002.

     We believe that substantially all of the impact of the exchange variance
(loss) incurred by our Argentine subsidiary as a result of Argentine Decree 214/2002 was recorded in 2002.

Inflation

     We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and dry docking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker costs are not expected to have a material effect on our future operations since freight rates for voyage charters are generally sensitive to the price of ship's fuel. A sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust after prices settle at a higher level.

Critical accounting policies and estimates

     Our discussion and analysis of the Company's financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate its estimates, including those related to bad debts, useful lives of vessels, deferred tax assets, and certain accrued liabilities. We base its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

     Revenue Recognition

     Revenue is generally recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Revenues are earned under time charters or affreightment/voyage contracts. Revenue from time charters is earned and recognized on a daily basis. Revenue for affreightment/voyage contracts is recognized based upon the percentage of voyage completion. The percentage of voyage completion is based on the number of voyage days worked at the balance sheet date divided by the total number of days expected on the voyage.

     Allowance for Doubtful Accounts

     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The estimate of uncollectible amounts is based on the results of ongoing credit evaluations and ours historical experience. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     Asset Impairment

     We record impairment losses on long-lived assets used in operations when indications of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets carrying amounts. If the carrying value is not recoverable, the carrying value of the assets is reduced to estimate fair value. Undiscounted cash flows are estimated using expected average long-term day rates and utilization based largely on historical industry and our experiences. If future market conditions do not meet expectations, we may be required to record impairment charges which could be material.

     Useful Life Determination

     Management determines the useful lives of the vessels based upon regulatory requirements such as OPA 90, market conditions and operational considerations. We continue to evaluate the reasonableness of the useful lives of the vessels.

     Drydocking Costs

     All of ours vessels must be periodically drydocked and pass certain inspections to maintain their operating classification, as mandated by certain maritime regulations. Costs incurred to drydock the vessels are deferred and amortized on a straight line basis over the period to the next drydocking, generally 30 months. The alternative accounting policy for drydocking costs is to expense the expenditures as incurred. The Financial Accounting Standards Board and the American Institute of Certified Public Accountants have proposed that the deferral method of accounting for planned major maintenance activities such as drydocking expenditures should be eliminated. Under the proposal, we would expense drydocking expenditures as incurred. The unamortized drydocking costs were approximately $8,9 million as of December 31, 2002.

Recent Developments

     On March 11th ,2003 we entered into a MOA (Memorandum of Agreement) under the standard format NSF 1993 to sell its Princess Sofia for a total price of $2.3 million wherefrom the net proceeds after deducting the taxes and expenses in connection with re-certifying the vessel for the sale will be (approximately) $1.8 million. The vessel was delivered to its new owners on April 25th, 2003

     We entered into a three year contract to time charter Princess Marina. The vessel underwent a period of repairs in February 2003 and was delivered into the contract on March 13th, 2003.

     In January 2003 the Company renews the employment of its vessel Princess Katherine for another 11 months.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Not  Applicable.

D.   TREND INFORMATION

     Not  Applicable.

ITEM 6. - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     Set forth below are the names and positions of our directors and executive officers, as of April 30, 2003.

 Name                     AGE      Position
  ----                    ---      --------

Felipe Menendez R. .......48      President and Chief Executive Officer/Director
Ricardo Menendez R. ......54      Director
James F. Martin...........48      Director
Katherine A. Downs........48      Director
Leonard J. Hoskinson......49      Director & Secretary

     Certain biographical information with respect to each director and executive officer is set forth below.

     Felipe Menendez R. Mr. Menendez has been President, Chief Executive Officer and a Director since incorporation in December 1997 and is the brother of Ricardo Menendez. He is also President, and has been a Director, of Ultrapetrol S.A. since its incorporation in 1992. Mr. Menendez is also a Director of Oceanmarine, SIPSA S.A., a Chilean publicly traded company controlled by the Menendez family ("SIPSA"), and Ravenscroft Miami. Mr. Menendez has been, and continues to be, actively involved in other businesses associated with the Menendez family, as well as other companies affiliated with SIPSA. Mr. Menendez is also a Director, President and Chief Executive Officer for UABL Limited.

     Ricardo Menendez R. Mr. Menendez has been a Director since incorporation in December 1997 and is the brother of Felipe Menendez. Mr. Menendez began his career in the shipping industry in 1970 with Compania Chilena de Navagacion Interoceania S.A., and has continuously been involved in the management of the Menendez family's shipping interests. He is the President of Oceanmarine and Chairman of the Board of Directors of Ravenscroft Miami, and has been a Director of Ultrapetrol S.A. since it was formed in 1992. Mr. Menendez is also a Director of SIPSA, and remains involved in the management of other Menendez family businesses. Mr. Menendez has been a member of the board of The Standard Steamship Owners Protection & Indemnity Association (Bermuda) Limited (a member of the International Group of Protection & Indemnity Associations) since 1993. Mr. Menendez is also a Director in UABL Limited.

     James F. Martin. Mr. Martin has been a Director of Ultrapetrol since 2000. He is a Managing Director with Emerging Markets Partnership ("EMP"), principal adviser to the Bermuda-based AIG-GE Capital Latin America Infrastructure Fund L.P. ("LAIF"), where he heads a sector team focusing on transportation, environmental services, and oil and gas investments. Prior to joining EMP in 1997, Mr. Martin was head of a team responsible for investments in water and environmental infrastructure at the International Finance Corporation. Mr. Martin is also a Director in UABL Limited.

     Katherine A. Downs. Ms. Downs has been a Director of Ultrapetrol since 2000. Ms. Downs is a Director with Emerging Markets Partnership, principal adviser to the Bermuda-based AIG-GE Capital Latin America Infrastructure Fund L.P., where she focuses on transportation, environmental services, and oil and gas investments. Prior to joining EMP in 1997, Ms. Downs was a Managing Vice President in the private placement group of the Prudential Insurance Company of America

     Leonard J. Hoskinson. Mr. Hoskinson was appointed Director in March 2000 and assumed the position of Secretary six months later. He is the General Manager of Ravenscroft Shipping Inc, the Company's appointed manager of its ocean going fleet with its base in Miami, Florida. Mr. Hoskinson has been employed by Ravenscroft for over 13 years and prior to that headed the ship finance group of Marine Midland Bank NA in New York.

B.   COMPENSATION

     The aggregate annual net cost to the Company for the compensation paid to members of the Board of Directors was zero for the fiscal year ended December 31, 1999, $0.9 million for the fiscal year ended December 31, 2000 ($0.4 million as monitoring fees and $0.5 million as a bonus to certain directors and officers), $1.1 million for the fiscal year ended December 31, 2001 ($0.4 million as monitoring fees and $0.7 million as a bonus to certain directors and officers). and $1.1 million for the fiscal year ended December 31, 2002 ($0.4 million as monitoring fees and $0.7 million as a bonus to certain directors and officers). None of the work conducted by the Board of Directors was conducted in Argentina.

     We have no funds set aside or accrued to provide pension, retirement or similar benefits for our directors or officers.

C.   BOARD PRACTICES

     As provided in our Memorandum and Articles of Association and the International Business Companies Act, 1986, each director elected holds office until a successor is elected or until his earlier death, resignation or removal. Officers are elected from time to time by vote of the respective board of directors and hold office until a successor is elected.

D.   EMPLOYEES

     As of December 31, 2002, we employed 16 shore-based personnel and approximately 404 seagoing employees were employed through our managers . At December 31, 2001, we employed 15 shore-based personnel and approximately 415 seagoing employees were employed through our managers. At the year-end 2000, we employed of 12 shore-based personnel and approximately 360 seagoing employees were employed through our managers and at the year-end of 1999 we employed 10 shore-based personnel and approximately 325 seagoing employees were employed through our managers.

     The crew on board our vessels is employed through Ravenscroft Ship Management Ltd., Bahamas and through various manning agents depending on the nationality as listed below:

Indian crew        Orient Ship Management & Manning Pvt., Ltd., Mumbai, India.
Argentine crew     Technical Services S.A.
Filipino crew      C.F. Sharp Crew Management, Manila, Philippines
Ukrainian crew     South Star Ltd., Odessa, Ukraine
Romanian crew      Corona Shipping SRL, Constanta, Romania.

     The crew is employed on contractual terms valid for a fixed duration of service on board the vessels. We ensure that all the crew employed on board our vessels have the requisite experience, qualifications & certification to comply with all international regulations and shipping conventions. Our training requirements for the crew exceed the statutory requirements. We have in force special programs such a performance related incentive bonus, which is paid to senior officers upon rejoining our ships. This ensures retention of qualified and competent staff within our fleet.

     We always man our vessels above the safe manning requirements of the vessels' flag state in order to ensure proper maintenance and safe operation of the vessels. Our crew is employed under the standard collective bargaining agreements with the seafarers' union in the respective countries.

E.   SHARE OWNERSHIP

DIRECTOR OR OFFICER                                       SHARES

Felipe Menendez R. (1)                                    1,138,443
Ricardo Menendez R. (1)                                   1,138,443

(1) Reflects shares beneficially owned by Inversiones Los Avellanos S.A., as set forth below in Item 7.--Major Shareholders and Related Party Transactions.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the current ownership of our outstanding voting securities as of December 31, 2002 by each person known by us to be the beneficial owner of more than 5% of such securities and all the directors and senior management as a group.

                                                     Number of       Percent of
  Name                                               Common Shares   Class

 Solimar Holdings Ltd. (1)                              996,008       46.7%
 Inversiones Los Avellanos S.A. (2)                   1,138,443       53.3%
 All directors and senior management as a group (2).  1,138,443       53.3%
 --------------
 (1) Solimar Holdings Ltd. is a wholly-owned subsidiary of AIG-GE
     Capital Latin American Infrastructure Fund L.P., a Bermuda limited partnership.
 (2) In respect of 601,299 held directly by Inversiones Los Avellanos
     S.A. and 537,144 held by Avemar Holdings (Bahamas) Limited, the full voting power of which has been granted to Inversiones Los Avellanos S.A. by irrevocable proxy. Inversiones Los Avellanos
     S.A. is controlled by members of the Menendez family, including our directors Felipe Menendez R. and Ricardo Menendez R.

B. RELATED PARTY TRANSACTIONS

     A significant part of the Company's revenue is derived from related parties' chartering activity, mainly from UABL (Bahamas) Limited ("UABL") , an affiliate and Trafigura, an indirect shareholder of the Company until October 2000, IPI, an affiliate of Trafigura and Interpetrol, also an indirect shareholder of the Company until October 2000. We time charter our River Fleet to UABL, this charter represented in 2002 revenues of approximately $9.8 million. For each of the years ended December 31, 2002, 2001 and 2000 the revenues derived from related parties amounted to approximately $10.0 million, $13.4 million and $16.4 million. As of December 31, 2002 and 2001 the net balances of the accounts receivable and payables from affiliates resulting from such transactions were approximately $8.1 million and $5.9 million, respectively.

     The respective owning/operating subsidiaries have contracted with Oceanmarine for certain administrative services. For these services, we pay Oceanmarine a monthly fee of $8,750 per vessel. Pursuant to individual ship management agreements between Ravenscroft Bahamas and the Company's relevant vessel-owning subsidiaries, Ravenscroft Bahamas has agreed to provide certain ship management services for all of the Company's ocean vessels. Ravenscroft Bahamas has subcontracted the provision of these services to Ravenscroft Miami. For these services, we have agreed to pay Ravenscroft Miami a monthly fee of $12,500 per vessel plus certain out-of-pocket expenses. In the case of our river barges chartered to UABL Limited we have contracted the shipmanagement responsibilities to Lonehort Inc an affiliate company of UABL. Pursuant to an agency agreement with Ultrapetrol S.A., I Shipping Services Argentina has agreed to perform the duties of port agent for the Company in Argentina. For these services, Ultrapetrol S.A. pays I. Shipping Services Argentina fees ranging from $800 to $1,875 per port call. Each of Ravenscroft Miami, Ravenscroft Bahamas, Oceanmarine and Inchcape Argentina are affiliates of the Company. We believe that the payments made to Ravenscroft Miami, Oceanmarine and I. Shipping Services Argentina reflect market rates for the services provided.

     Under these agreements, these related parties are to provide all necessary services for the Company and its subsidiaries to operate, including but not limited to ship management services for its owned vessels, compensation of directors, accounting services, accommodations and other related services. Additionally, commissions and agency fees are paid to those related parties. For each of the years ended December 31, 2002, 2001 and 2000, management fees paid and/or accrued to related parties for such services amounted to approximately $3.2 million, $3.3 million and $3.7 million, respectively.

     Ravenscroft sometimes performs ship brokering services on behalf of the Company. We pay Ravenscroft Miami industry standard rates for such services when used. For the years ended December 31, 2002, 2001 and 2000, ship broker fees paid to and accrued for Ravenscroft. for such services amounted to $0,15 million, $0.27 million and $0.25 million, respectively

     Pursuant to an agency agreement with Ultrapetrol S.A., I Shipping Service Argentina has agreed to perform the duties of port agent for the Company in Argentina. For each of the years ended December 31, 2002, 2001 and 2000 the amounts paid and/or accrued for such services amounted to 235, 432 and 294 respectively

     Under agreements by the Company and ACBL Hidrovias Limited (Bermuda), wholly owned subsidiary of ACL, both companies lease certain vessels not contributed to UABL, to be operated together with the UABL fleet. Additionally, Lonehort S.A., a shipping agent wholly owned by UABL, bills ship management fees for the administration of the mentioned vessels. For the years ended December 31, 2002, 2001 and 2000, ship management fees paid to and accrued for Lonehort S.A. for such services amounted to 6,599, 7,346 and 490, respectively

     Certain of our directors and senior management hold similar positions with affiliates. Felipe Menendez, who is our President, Chief Executive Officer and a Director, is a Director of Oceanmarine and Ravenscroft Miami. Ricardo Menendez, who is one of our Directors, is the President of Oceanmarine and Chairman of the Board of Directors of Ravenscroft and Leonard J. Hoskinson, who is one of our Directors, is General Manager and Director of Ravenscroft Miami. Felipe Menendez, Ricardo Menendez and James Martin are also Directors in UABL Limited for which company Felipe Menendez also serves as President and Chief Executive Officer. Although it is not their current intention to do so, in light of their positions with such entities, these officers and directors may experience conflicts of interest in selecting between our interests and those of Ravenscroft and Oceanmarine.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not  Applicable.

ITEM 8 - FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See  Item 18.

B.   SIGNIFICANT CHANGES

     Not  Applicable.

ITEM 9 - THE OFFER AND LISTING

     No active market within or outside the United States exists for the equity securities of Ultrapetrol (Bahamas) Limited. Our equity securities have not been registered under the Securities Act of 1933.

     As of the date of this report, there is no active trading market within or outside the United States for our Notes. The registration statement covering $135,000,000 in aggregate principal amount of our 10.5 % First Preferred Ship Mortgage Notes due 2008 was declared effective by the Securities and Exchange Commission on September 11, 1998, and we then offered the registered notes in exchange for all of its transfer-restricted notes. The offer to exchange closed October 19, 1998 and all transfer-restricted notes were exchanged for registered notes.

ITEM 10 - ADDITIONAL INFORMATION

A. SHARE CAPITAL

     Not  Applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following summarizes certain provisions of the Company's Amended and Restated Memorandum and Articles of Association. This summary is qualified in its entirety by reference to the International Business Companies Act, 2000 and the Company's Amended and Restated Memorandum and Articles of Association. Information on where investors can obtain copies of the Memorandum and Articles of Association is described under the heading "Documents on Display" under this Item.

Objects and Purposes

     The Company is incorporated in the Commonwealth of the Bahamas ("The Bahamas") under the name Ultrapetrol (Bahamas) Limited. The Registered Office of the Company is situated at H & J Corporate Services Ltd., Shirlaw House, 87 Shirley Street, P.O. Box SS-19084, Nassau, Bahamas. The Registered Agent of the Company is H & J Corporate Services Ltd., Shirlaw House, 87 Shirley Street, P.O. Box SS-19084, Nassau, Bahamas.

     Clause 4 of the Company's Memorandum of Association provides that its objects include the carrying out of the management and exploitation of vessels of its own or third parties, as well as to act as representatives of other owners and ship owners or to engage in other related activities; the handling of maritime, fluvial and lacustrine transportation, domestic and international, of cargoes, correspondence and maritime works and services in general; the rendering of training services to personnel relative to sea navigation; the owning, hiring, and leasing vessels on time charter, bareboat charter, or under any other charter; to engage in the activities of transportation, transshipment and unloading operations and cargo complement; to develop loading, discharge and stowing operations; to render towage services; to act as ship brokers and/or freighters, to act as maritime agents and to represent vessels of its own or of third parties; to build vessels and naval appliances as well as to exploit public and private franchises of any kind, to participate in bids, to construct ports and also to operate them and represent third parties in any manner in the maritime business; to effect the purchase, sale, building, management and exploitation of real estates; and to execute all kinds of acts, representations, agencies, commissions, consignments, business activities, and management of properties, stocks and enterprises in general.

Directors

     The business and affairs of the Company shall be managed by the directors. The Company shall pay to each director an annual fee of US$75,000.00 which salary shall be paid out of the funds of the Company. Directors shall also be paid out of funds of the Company all expenses, including travelling expenses, properly incurred by them in connection with the business of the Company, as may be approved by resolution of directors and subject to any resolution of the shareholders. The Amended and Restated Memorandum and Articles of Association do not place a general prohibition on a director voting in respect of any agreement or transaction in which he has a financial interest other than by virtue of his interest in shares of the Company. To this extent, the Company is governed by the International Business Companies Act, 2000, which states that subject to any limitations in the Memorandum and Articles of Association and any unanimous shareholder agreement, no such agreement or transaction is void or voidable by reason that the director is present at the meeting of directors that approves the agreement or transaction or that the vote of the director is counted for that purpose. Such agreement or transaction is valid if the material facts of the director's interest in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known to the shareholders entitled to vote at a meeting of the shareholders and the agreement or transaction is approved or ratified by resolution of the shareholders. A director who has an interest in any particular business to be considered at a meeting of directors may be counted for the purpose of determining whether the meeting is duly constituted. A director need not be a member of the Company and no shareholding qualification shall be necessary to qualify a person as a director.

Share Rights, Preferences, Restrictions

     Subject to the rights of holders of shares entitled to special rights as to dividends, all dividends shall be declared and ranked pari passu to shareholders of record at the date of the declaration of the dividend; but no dividend shall be paid on those shares which are held by the Company as Treasury shares. Dividends shall only be paid out of the net profits of the Company and shall only be paid in cash. It is policy of the Company, unless the members decide otherwise, at the annual general meeting to distribute a dividend of at least thirty percent (30%) of the Company's net after-tax profit. But such distributions shall be subject to the restrictions, terms and conditions which may be imposed on the Company by lenders, bondholders or other financial institutions, and/or those limitations imposed by the contracts, agreements or other financial instruments, including any trust indenture into which the Company may have entered. Also before making distributions, the Company shall also make adequate reserves as the Board of Directors may deem necessary for the Company's commitments (even if after giving effect to such reserves the distribution would be lower than thirty per cent (30%)). The directors may, before recommending any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for special dividends or bonuses, or for repairing, improving, maintaining any of the property of the Company, and for such other purposes as the directors shall in their absolute discretion think conducive to the interests of the Company. If several persons are registered as joint holders of any share, any of them may give effectual receipt for any dividend or other moneys payable in respect of the share.

     Subject to certain voting requirements, the Company may alter or modify the conditions contained in the Articles and Memorandum of Association as originally prepared or as amended by resolution of the shareholders.

     No business shall be transacted at any general meeting unless a quorum of members is present. A quorum shall consist of a shareholder or shareholders holding not less than sixty-five percent (65%) of the issued and outstanding shares entitled to vote, provided that for the period beginning on the date of the Shareholders Agreement and ending on the last Installment Date (both as defined in the Amended and Restated Articles of Association of the Company), the presence of Solimar Holdings LDC shall be required to constitute a quorum. Subject to certain voting requirements contained in Section 1.7 (c) and (e) of
Article I and the exceptions thereto contained in Section 1.8 of Article I, any question presented to or action taken by the shareholders shall be approved or disapproved at a meeting at which a quorum shall be present and acting throughout in accordance with the votes of the shareholders holding a majority of the shares of Common Stock or other voting Capital Stock of the Company present at such meeting. At any general meeting of the shareholders unless a poll is demanded by a shareholder present in person or by proxy, a declaration by the Chairman of the meeting that a resolution has been carried and an entry to that effect in the book of proceedings of the shareholders shall be sufficient evidence of the fact, without proof of the number of proportion of the votes recorded in favor of or against such resolution. If a poll is demanded it shall be taken in such manner as the Chairman directs and the result of such poll shall be deemed to be the resolution of the shareholders. Notice of meetings of shareholders and other information or written statement required to be given to shareholders, shall be given by personal service, or sent by airmail, or by telex, telegram, telefax, cable or other electronic means at the discretion of the directors.

     There are no limitations under the laws of The Bahamas on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

C.   MATERIAL CONTRACTS

     The following is a description of the material contracts that have been entered into by the Company and/or its subsidiaries since January 1, 2001 other than the contracts entered into in the ordinary course of business:

     A Stock Purchase Agreement by and among Ultrapetrol (Bahamas) Limited ("Ultrapetrol"), Inversiones Los Avellanos S.A., Societe Internationale D'Investissement S.A. ("SII") and Solimar Holdings LDC ("Solimar") dated as of March 7, 2000 for the purchase by Solimar of up to 49.9% of the issued and outstanding capital stock of Ultrapetrol, to be issued in two tranches. Under the Stock Purchase Agreement, Solimar purchased 996,008 shares for a purchase price of $50 million. Subsequently, ownership of the shares was transferred to Solimar Holdings Ltd., a Bermuda company and our affiliate.

D.   EXCHANGE CONTROLS

     The Company is incorporated as an International Business Company ("IBC") in the Commonwealth of The Bahamas ("The Bahamas"). Under the International Business Companies Act 2000 ("the Act"), provided that the operations of the Company are conducted exclusively overseas, it is exempt from the Exchange Control Regulations Act and any regulations made thereunder. Accordingly, the import or export of capital and the remittance of dividends, interest or other payments to non-resident holders of the Company's securities will not require the prior approval of The Central Bank of The Bahamas ("the Central Bank"), other than in respect of local Bahamian currency. However, the prior approval of the Central Bank must be obtained in respect of operations of the Company which will not be exclusively overseas and likewise for the aforesaid transactions.

     With regard to an IBC whose operations are exclusively overseas, the transfer of shares between non resident persons and the issuance of shares to or by such persons may be effected without specific consent under the Exchange Control Regulations Act and any regulations made thereunder. Issues and transfers of shares involving any person regarded as resident in The Bahamas for exchange control purposes require specific prior approval under the Exchange Control Regulations Act and any regulations made thereunder.

     The Act states that all benefits accruing to an IBC registered in The Bahamas under the International Business Companies Act, 1989 ("the Old Act") shall not be affected by the Act. It is felt that this provision preserves the twenty year exemption granted to the Company from the date of incorporation under the Old Act in respect of, inter alia, stamp duty, corporation tax and business license fees. There is a tax information exchange agreement between the United States and The Bahamas which comes into effect in relation to criminal tax matters for the taxable period commencing in January 2004 and in relation to civil matters for the taxable period commencing in January 2006. Expressly, that arrangement cannot be used by the United States in relation to persons that do not have U.S. tax liability. Further, there are anti third party provisions, meaning that the US cannot share this information with any other country or its agents or employees.

E.   TAXATION

     We have been advised by our Argentinean counsel, Perrez, Alati, Grondona, Benites, Arnsten & Martinez de Hoz, that there is some uncertainty under Argentinean law as to whether payments of interest by Ultrapetrol S.A., our Argentinean subsidiary, under its guarantee of our Notes, may be subjected to Argentinean income tax withholding. Perez, Alati et al. have advised us that payments by Ultrapetrol S.A. made in respect of interest on our Notes might be subject to withholding imposed by Argentinean taxing authorities. They have advised us that the withholding determination would depend on whether the Argentinean taxing authorities view such guarantee payments as equivalent to loan interest payments, and that the outcome is not free from doubt.

     Certain of our subsidiaries who are guarantors of our Notes are incorporated in Panama. We have been advised by our Panamanian counsel, Tapia, Linares y Alfaro, that there are no taxes or withholding provisions of any nature to which United States holders of our Notes are subject under the laws of Panama in respect of any payments that might be made by our Panamanian subsidiaries under their guarantees of our Notes.

     We have been advised by our Bahamas counsel, Higgs & Johnson, that there are presently no tax or withholding provisions of the Commonwealth of The Bahamas to which any United States holders of our Notes would be subject.

     There is currently no reciprocal tax treaty in force between the United States and any of Panama, the Bahamas or Argentina.

F.   DIVIDEND AND PAYING AGENTS

     Not  Applicable.

G.   STATEMENTS BY EXPERTS

     Not  Applicable.

H.   DOCUMENTS ON DISPLAY

     The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at 233 Broadway, New York, New York 10048 and 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Eighty-Seven Shirley Street, Nassau, Bahamas.

I.   SUBSIDIARY INFORMATION

     Not  Applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in interest rates, which may adversely affect our results of operations and financial condition. Our policy is not to use financial instruments for trading or other speculative purposes, and we are not a party to any leveraged financial instruments. A discussion of the fair value of financial instruments and our credit risk is included in Notes 2 and 10, respectively of the consolidated financial statements.

     Exposure To Interest Rates. Short-term variable rate debt, comprised approximately $7.3 million of our total debt as of December 31, 2002, including accrued interest. Long-term variable rate debt, comprised approximately $21.8 million of our total debt as of December 31, 2002. Our variable rate debt had an average interest rate of approximately 2.90% as of December 31, 2002. A hypothetical 1.0% increase in interest rates on $29.1 million of debt would cause our interest expense to increase on average approximately $0.3 million per year over the term of the loans, with a corresponding decrease in income before taxes.


ITEM 12 - DESCRIPTION OF SECURITIES

          Not  Applicable.

                                     PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Not  Applicable.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not  Applicable.

ITEM 15 CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

     Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer , of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

Changes in Internal Controls

     There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of our most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

          Not  Applicable.

ITEM 16B   CODE OF ETHICS

          Not  Applicable.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Not  Applicable

PART III

ITEM 17 - FINANCIAL STATEMENTS

          Not  Applicable.


ITEM 18 - FINANCIAL STATEMENTS

     The following financial statements listed below and set forth on pages F-1 through F-28, together with the auditors' report are filed as part of this annual report:

Index to Financial Statements of Ultrapetrol (Bahamas) Limited and Subsidiaries

       Independent Auditors' Report (for year 2002)                     F-1

       Independent Auditors' Report (for years 2001 and 2000)           F-2

       Consolidated Balance Sheets as of December 31, 2002 and 2001     F-3

       Consolidated statements of operations for the years ended
       December 31, 2002, 2001 and 2000                                 F-4

       Consolidated statements of changes in shareholders' equity
       for the years ended December 31, 2002, 2001 and 2000             F-5

       Consolidated statements of cash flows for the years ended
       December 31, 2002, 2001 and 2000                                 F-6

       Notes to consolidated financial statements for the years ended
       December 31, 2002, 2001 and 2000                                 F-7


Index to Financial Statements of U.A.B.L. Limited


     Independent Auditors' Report (For year 2002)                     F-35

     Independent Auditors' Report (for years 2001 and 2000)           F-36

     Consolidated balance sheets as of December 31, 2002 and 2001     F-37

     Consolidated statements of operation for the year ended December 31, 2002, 2001 and for the period of October 24 (Inception date) to
     December 31, 2000                                                F-38

     Statements of changes in stockholders' equity for the year ended December 31, 2002, 2001, and for the period of October 24
    (Inception date) to December 31, 2000                             F-39

     Consolidated statements of cash flows for the year ended December 31, 2002, 2001 and for the period of October 24 (Inception date)
     to December 31, 2000                                             F-40

     Notes to consolidated financial statements for the year ended December 31, 2002 2001,and for the period of October 24 (Inception date)
     to December 31, 2000                                             F-41

REPORT OF INDEPENDENT
AUDITORS


To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES:


     We have audited the consolidated balance sheet of Ultrapetrol (Bahamas) Limited and its subsidiaries, as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Ultrapetrol (Bahamas) Limited and its subsidiaries as of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose reported dated April 30, 2002, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and its subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.


Buenos Aires, Argentina                PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
   March 14, 2003                       Member of Ernst and Young Global



                                                  MARIANA FILAS
                                                     Partner

The following is a copy of the audit report previously issued by PISTRELLI, DIAZ Y ASOCIADOS (member of Andersen) in connection with Ultrapetrol (Bahamas) Limited's December 31, 2001 and 2000 financial statements. This audit report has not been reissued by PISTRELLI, DIAZ Y ASOCIADOS in connection with this filing on Form 20-F.

REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS


To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES:


     We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and its subsidiaries, a company incorporated under Bahamas legislation (the Company), as of December 31, 2001 and 2000, and the related consolidated statements of income (loss), changes in stockholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999, in accordance with generally accepted accounting principles in the United States of America.


Buenos Aires, Argentina                    PISTRELLI, DIAZ Y ASOCIADOS
   April 30, 2002                              Member of Andersen



                                                  MARIANA FILAS
                                                     Partner

                                        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                                 CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
                          (stated in thousands of U.S. dollars, except par value and share amounts)
                                                                                                    December 31,
                                                                                        -------------------------------------
                                                                                              2002               2001
                                                                                        ------------------ ------------------
ASSETS

  CURRENT ASSETS

    Cash and cash equivalents                                                                   4,724              5,872
    Restricted cash                                                                             1,662            -
    Investments                                                                                   270                192
    Accounts  receivable,  net of allowance for doubtful accounts of 810 and 540 in 2002
      and 2001, respectively                                                                    7,644             10,964
    Due from affiliates                                                                        13,246             18,290
    Inventories                                                                                 1,592              1,513
    Prepaid expenses                                                                            3,299              3,794
    Other receivables                                                                           6,816              6,333
                                                                                        ---------------    ---------------
      Total current assets                                                                     39,253             46,958
                                                                                        ---------------    ---------------
  NONCURRENT ASSETS

    Dry dock                                                                                    8,857             12,919
    Other receivables                                                                           3,654              4,231
    Property and equipment, net                                                               134,797            135,289
    Investment in affiliates                                                                   22,468             22,511
    Other assets                                                                                4,517              3,668
                                                                                        ---------------    ---------------
      Total noncurrent assets                                                                 174,293            178,618
                                                                                        ---------------    ---------------
      Total assets                                                                            213,546            225,576
                                                                                             ========           ========
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY

  CURRENT LIABILITIES

    Accounts payable and accrued expenses                                                       5,029              3,851
    Due to affiliates                                                                             268              8,266
    Other financial debt                                                                       12,209             15,745
    Other payables                                                                                734                176
                                                                                        ---------------    ---------------
      Total current liabilities                                                                18,240             28,038
                                                                                        ---------------    ---------------
  NONCURRENT LIABILITIES

    Long-term debt                                                                            135,000            135,000
    Other financial debt, net of current portion                                               21,785             14,700
                                                                                        ---------------    ---------------
      Total noncurrent liabilities                                                            156,785            149,700
                                                                                        ---------------    ---------------
      Total liabilities                                                                       175,025            177,738
                                                                                        ---------------    ---------------
  MINORITY INTEREST                                                                             3,432              -
                                                                                        ---------------    ---------------
  SHAREHOLDERS' EQUITY

    Common stock, $.01 par value:  authorized  shares 2,134,451, issued and outstanding
       2,109,239 in 2002 and 2,080,840 in 2001                                                     21                 20
    Treasury stock                                                                            (20,332)           (20,332)
    Additional paid-in capital                                                                 68,884             67,781
    (Accumulated deficit) Retained earnings                                                   (13,484)               369
                                                                                        ---------------    ---------------
    Total shareholders' equity                                                                 35,089             47,838
                                                                                        ---------------    ---------------
  Total liabilities, minority interests and shareholders' equity                              213,546            225,576
                                                                                             ========           ========
                                                           See accompanying notes.

                                   ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


                                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                       (stated in thousands of U.S. dollars)
                                                                           Year ended December 31,
                                                            -------------------------------------------------------
                                                                  2002               2001              2000
                                                            ------------------ ------------------------------------
REVENUES

    Freight revenues                                               24,551             70,952            85,418
    Freight revenues from related parties                             192              2,715            12,159
    Hire revenues                                                  38,601             26,843             2,605
    Hire revenues from related parties                              9,780             10,698             4,209
                                                              -----------        -----------       -----------
    Total revenues                                                 73,124            111,208           104,391
                                                              -----------        -----------       -----------
OPERATING EXPENSES (1)

    Voyage expenses                                               (10,185)           (26,889)          (38,719)
    Running costs                                                 (27,397)           (33,615)          (28,586)
    Amortization of dry dock                                       (8,839)            (7,246)           (5,589)
    Depreciation of property and equipment                        (15,968)           (16,197)          (15,572)
    Management fees to related parties                             (3,176)            (3,250)           (3,780)
    Administrative expenses                                        (3,642)            (4,520)           (4,269)
    Loss on involuntary conversion of Argentine receivables        (2,704)                 -                 -
                                                              -----------        -----------       -----------
    Total operating expenses                                      (71,911)           (91,717)          (96,515)
                                                              -----------        -----------       -----------
  Operating profit                                                  1,213             19,491             7,876
                                                              -----------        -----------       -----------
OTHER INCOME (EXPENSES)

    Interest expense                                              (16,763)           (17,698)          (16,646)
    Interest income                                                   326                296               282
    Investment in affiliates                                          (45)              (692)           (1,646)
    Other net income                                                1,698              1,408             4,351
                                                              -----------        -----------       -----------
    Total other expenses                                          (14,784)           (16,686)          (13,659)
                                                              -----------        -----------       -----------
  (Loss) income before income taxes and minority interest         (13,571)             2,805            (5,783)

    Income taxes                                                     (150)              (390)             (284)

    Minority interest                                                (132)                 -                 -
                                                              -----------        -----------       -----------
  Net (loss) income                                               (13,853)             2,415            (6,067)
                                                                   ======             ======            ======

(1)  In addition to management fees to related parties, operating expenses included 7,669, 7,778 and 784 in 2002,
     2001, and 2000, respectively, related principally to ship management fees due to related parties.

                                                  See accompanying notes.


                                        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


                                  CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                     FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                            (stated in thousands of U.S. dollars)
                                                                                          (Accumulated
                                                          Additional                        deficit)
                                              Common       paid-in         Treasury         Retained
                 Balance                      stock        capital          stock           earnings          Total
------------------------------------------ ------------- ------------- ----------------- ---------------- ---------------

December 31, 1999                                10          18,067           -                 4,021           22,098

-     Capital stock increase                     10          46,417           -                  -              46,427
-     Purchase of own shares                      -            -            (20,223)             -             (20,223)
-     Net loss                                    -            -              -                (6,067)          (6,067)
                                               ----       ---------      ----------         ---------        ---------

December 31, 2000                                20          64,484         (20,223)           (2,046)          42,235

-     Capital stock increase                      1           5,295           -                  -               5,296
-     Purchase of own shares                      -            -               (109)             -                (109)
-     Notes receivables as increase in
        capital stock                            (1)         (1,998)          -                  -              (1,999)
-     Net income                                  -            -              -                 2,415            2,415
                                               ----       ---------      ----------         ---------        ---------
December 31, 2001                                20          67,781         (20,332)              369           47,838

-     Capital stock increase                      1           1,103           -                  -               1,104
-     Net loss                                    -            -              -               (13,853)         (13,853)
                                               ----       ---------      ----------         ---------        ---------
December 31, 2002                                21          68,884         (20,332)          (13,484)          35,089
                                                 ==          ======          ======            ======           ======


                                                      See accompanying notes.

                                   ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                       (stated in thousands of U.S. dollars)

                                                                                 Year ended December 31,
                                                                       --------------------------------------------
                                                                           2002           2001           2000
                                                                       ------------- ------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net (loss) income                                                       (13,853)        2,415         (6,067)

   Adjustments to reconcile net (loss) income to net cash provided by operating activities:

     Depreciation of property and equipment                                 15,968        16,197         15,572
     Amortization of dry dock expenses                                       8,839         7,246          5,589
     Note issuance expenses amortization                                       585           585            586
     Minority interests in equity of subsidiaries                              132         -              -
     Loss (gain) from sales of property and equipment                        1,575          (150)         -
     Net loss from investment in affiliates                                     45           692          1,106

   Changes in assets and liabilities, net:
       (Increase) decrease in assets:
          Accounts receivables                                               3,320         7,466        (10,380)
          Due from affiliates                                                4,564       (12,233)         4,429
          Inventories                                                          (79)          920         (1,255)
          Prepaid expenses                                                     495         1,682         (3,580)
          Other receivables                                                     94           636         (3,750)
          Other assets                                                           8            51          -
       Increase (decrease) in liabilities:
          Accounts payable and accrued expenses                                (95)       (8,729)         7,716
          Due to affiliates                                                 (7,998)        8,266          -
          Other payables                                                       558          (128)          (673)
          Accrued expenses                                                     237          (102)         -
                                                                       ------------- -------------  -------------
          Net cash provided by operating activities                         14,395        24,814          9,293
                                                                       ------------- -------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property and equipment                                      (17,690)       (4,802)       (57,395)
   Dry dock expenses                                                        (6,005)      (10,097)        (9,248)
   Proceeds from sales of property and equipment                             1,867         2,706          -
   Decrease (increase) in loan to affiliate                                    480        (1,721)         -
   Other                                                                       (80)         (219)      (2,389)
                                                                       ------------- -------------  -------------
          Net cash used in investing activities                            (21,428)      (14,133)       (69,032)
                                                                       ------------- -------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from financial debt                                             11,032         -             25,690
   Repayment of financial debt                                              (3,320)       (5,822)        (2,660)
   Capital contribution                                                      1,104         3,297         46,427
   Increase in restricted cash                                              (1,662)        -              -
   Funds used in acquisition of treasury stock                              (4,400)       (6,400)        (8,223)
   Capital contribution of minority shareholder to subsidiary                3,300         -              -
   Other                                                                      (169)         (109)         -
                                                                       ------------- -------------  -------------
          Net cash provided by / (used in) financing activities              5,885        (9,034)        61,234
                                                                       ------------- -------------  -------------
          Net (decrease) increase in cash and cash equivalents              (1,148)        1,647          1,495

          Cash and cash equivalents at the beginning of year                 5,872         4,225          2,730
                                                                       ------------- -------------  -------------
          Cash and cash equivalents at the end of year                       4,724         5,872          4,225
                                                                       ------------- -------------  ------------

                                              See accompanying notes.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (stated in thousands of U.S. dollars, except otherwise indicated)


1.   CORPORATE ORGANIZATION AND CONSOLIDATED COMPANIES

     Organization

     Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas" or "the Company") is a company organized and registered as a Bahamas Corporation since December 1997.

     The Company's operations consist of international and inland transportation of petroleum and dry-cargo products by vessels and barges owned by its subsidiaries. Revenues are generated through time and freight charters with related and unrelated clients.

     On March 7, 2000 the Company signed an agreement to issue and sell newly issued voting common shares representing a total of up to 49.9% of its issued and outstanding capital stock to Solimar Holdings LDC "Solimar", a newly formed company owned jointly by WSUP investors LDC, an affiliate of WestSphere Capital, and AIG-GE Capital Latin American Infraestructure Fund L.P. (collectively the "investors") for up to 50,000.

     On March 17, 2000 Solimar acquired the first tranche of 498,004 shares representing 50% of the total newly issued voting common shares to be sold under the stock sale agreement for a purchase price of 25,000, with net proceeds after issuance costs of 22,836.

     The second tranche was acquired on June 16, 2000, through the issuance of 298,803 shares, under the mentioned agreement, for a price of 15,000, with act proceeds after issuance costs of 14,180.

     On July 24, 2000, the last tranche was acquired for 10,000 consisting of 199,201 shares with net proceeds to the Company of 9,411.

     On June 28, 2001, the Company issued 138,443 new shares for 5,295 which were totally subscribed by Los Avellanos, one of the Company's original shareholders and was paid 3,297 in 2001 and 1,104 in 2002 and the balance are payable in July 2003. As of December 31, 2002 and 2001 the outstanding payment was 894 and 1,998 and was shown as a reduction of shareholders' equity.

     As of December 31, 2002 the shareholders of Ultrapetrol Bahamas are Solimar Holdings LDC, Inversiones Los Avellanos S.A. and Avemar Holdings (Bahamas), a wholly owned subsidiary of the company (See Note 15), in the proportion of 46.66%, 28.17% and 25.17%, respectively.

     As of December 31, 2002, 2001 and 2000 the consolidated financial statements include the accounts of the Company and its subsidiaries described as follows:

                                                                                           Percentage of shares held as of
                                                                                                    December 31,
                                                                                          ----------------------------------
                                    Company                                    Origin        2002       2001        2000
      ----------------------------------------------------------------------------------------------------------------------

      Princely International Finance Corp. ("Princely")                    Panamanian        100%       100%        100%

      -     Regal International Investments S.A. ("Regal")                 Panamanian        100%       100%        100%

      -     Bayham Investment S.A. ("Bayham")                              Panamanian        100%       100%        100%
      -     Parfina S.A. ("Parfina")                                       Paraguayan         50%        50%        50%
      -     Draco Investment S.A. ("Draco")                                Panamanian        100%       100%        100%
      -     Cavalier Shipping Inc. ("Cavalier")                            Panamanian        100%       100%        100%
      -     Parfina S.A. ("Parfina")                                       Paraguayan          -          -         50%



                                                                                           Percentage of shares held as of
                                                                                                    December 31,
                                                                                          ----------------------------------
                                    Company                                    Origin        2002       2001        2000
      ----------------------------------------------------------------------------------------------------------------------
      -     Danube Maritime Inc. ("Danube")                                Panamanian        100%       100%        100%

      -     Baldwin Maritime Inc. ("Baldwin")                              Panamanian        100%       100%        100%

      -     Tipton Marine Inc. ("Tipton")                                  Panamanian        100%       100%        100%

      -     Corporacion de Navegacion Mundial S.A. ("CorNaMuSA")           Chilean           100%       100%        100%
      -     Parfina S.A. ("Parfina")                                       Paraguayan         50%        50%         -
      -     Kingsway Shipping Inc. ("Kingsway")                            Panamanian          -          -         100%
      -     Plate Princess Shipping Company Ltd. ("Plate Princess")        Maltese             -          -         100%

      -     Panpetrol Shipping S.A. ("Panpetrol")                          Panamanian        100%       100%        100%

      -     Oceanview Maritime Inc. ("Oceanview")                          Panamanian        100%       100%        100%

      -     Ultrapetrol International S.A. ("Ultrapetrol International")   Panamanian        100%       100%        100%

      -     Kingly Shipping Ltd. ("Kingly")                                Bahamanian        100%       100%        100%

      -     Sovereign Maritime Ltd. ("Sovereign")                          Bahamanian        100%       100%        100%

      -     Monarch Shipping Ltd. ("Monarch")                              Bahamanian        100%       100%        100%

      -     Noble Shipping Ltd. ("Noble")                                  Bahamanian        100%       100%        100%

      -     Stately Shipping Ltd. ("Stately")                              Bahamanian        100%       100%        100%

      -     Imperial Maritime Ltd.                                         Bahamanian        100%       100%        100%

      -     Imperial Maritime (Bahamas) Ltd. Inc.                          Panamanian        100%       100%        100%

      -     Oceanpar S.A. ("Oceanpar")                                     Paraguayan        100%       100%        100%

      -     Ultrapetrol de Venezuela C.A.("Ultrapetrol Venezuela")         Venezuelan        100%       100%        100%

      Majestic Maritime Ltd. ("Majestic")                                  Bahamanian        100%       100%        100%

      Ultrapetrol S.A. ("Ultrapetrol Argentina")                           Argentinean       100%       100%        100%

      UP (River) Holdings Ltd. ("Up River")                                Bahamanian        100%       100%        100%

      UP River Terminals (Panama) S.A. ("UP River Terminals")              Panamanian        100%         -          -

      Stanmore Shipping Inc. ("Stanmore")                                  Panamanian        100%       100%        100%

      Mansan S.A. ("Mansan")                                               Uruguayan         100%       100%        100%

      Wallasey Shipping Inc. ("Wallasey")                                  Panamanian        100%       100%        100%

      Kattegat Shipping Inc. ("Kattegat")                                  Panamanian        100%       100%        100%

      Avemar Holdings (Bahamas) Ltd. ("Avemar")                            Bahamanian        100%       100%        100%

      Parkwood Commercial Corp. ("Parkwood")                               Panamanian        100%       100%         -

      Internationale Maritime S.A. ("Internationale Maritime")             Bahamanian        100%       100%        100%

      Ultracape (Holdings) Ltd. ("Ultracape")                              Bahamanian         60%         -          -

      -     Ultracape International S.A. ("Ultracape International")       Panamanian        100%         -          -

      -     Braddock Shipping Inc. ("Braddock")                            Panamanian        100%         -          -

      -     Invermay Shipping Inc. ("Invermay")                            Panamanian        100%         -          -
      -     Palmerston Shipping Inc. ("Palmerston")                        Panamanian        100%         -          -

     Recent developments in Argentina

     Approximately 30% of the Company's revenues are generated from its Argentine operations which also hold approximately 8% of the consolidated assets of the Company.

     Beginning in 1991, the Argentine peso ("peso") was tied to the US dollar at a rate of one peso to one US dollar. As a result of economic instability and substantial withdrawals from the banking system, in early December 2001, the Argentine government instituted restrictions that prohibit foreign money transfers without Central Bank approval and only allow cash withdrawals from bank accounts for personal transactions in small amounts with certain limited exceptions. While the legal exchange rate remained at one peso to one US dollar, financial institutions were allowed to conduct only limited activity due to these controls, and currency exchange activity was effectively halted except for personal transactions in small amounts.

     On January 6, 2002, the Argentine government abolished the one peso to one US dollar legal exchange rate. On January 9, 2002, Decree 71 created a dual exchange market whereby foreign trade transactions were conducted at an official exchange rate of 1.4 peso to one US dollar and other transactions were conducted in a free floating exchange market. On February 8, 2002, Decree 260 unified the dual exchange market and allowed the peso to float freely with the US dollar. The exchange rate at December 31, 2002, was 3.32 pesos to one US dollar.

     On February 3, 2002, Decree 214 required all contracts that were previously payable in US dollars to be payable in pesos. Pursuant to an emergency law passed on January 10, 2002, US dollar obligations between private parties due after January 6, 2002, were to be liquidated in pesos at a negotiated rate of exchange which reflects a sharing of the impact of the devaluation. The Company's settlements in pesos of the existing US dollar-denominated agreements were completed by June 30, 2002.

     Absent the emergency law that was enacted on January 10, 2002, the devaluation of the peso would have had no effect on the Company's US dollar-denominated receivables at December 31, 2001. However, a 2,704 loss resulting from the involuntary conversion of certain receivables from U.S. dollars to pesos was recorded in 2002 and is reflected in "Loss on involuntary conversion of Argentine receivables" in the accompanying statement of operations.

     The majority of the previously mentioned Argentine subsidiary's revenues are denominated and collected in U.S. dollars. In addition, this subsidiary does not have financial loans denominated in pesos in Argentina. Accordingly, the above economic changes in Argentina did not significantly adversely affect the Company. The most significant impact related to the reduction of the US dollar equivalent value of the subsidiary's peso denominated operating expenses.

     Notwithstanding the above, the Argentine government continues to make changes in the country which could affect the Company's Argentine operations.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Basis of presentation and principles of consolidation

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

          The consolidated financial statements include all entities for which the Company has majority share ownership. Significant intercompany accounts and transactions have been eliminated in consolidation.

          As discussed in Note 6 on March 30, 1998, Ultrapetrol Bahamas successfully completed its offering of 135,000 principal amount of its 10.5% First Preferred Ship Mortgage Notes due 2008 ("the Notes"). The balance sheet balances reflecting reciprocal receivables and payables between Ultrapetrol Bahamas and its subsidiary guarantors of the Notes originating from the allocation of the proceeds of the issuance have been eliminated. Furthermore, the income (loss) originating in transactions reflecting interest expense between Ultrapetrol Bahamas and its subsidiary guarantors have been eliminated. As only certain of the Company's subsidiaries guarantee the Notes summary financial information of the guarantor subsidiaries is presented. See Note 17.

          Certain reclassifications have been made to December 31, 2001 and 2000 amounts to conform with December 31, 2002 presentation.

     b)   Foreign currency remeasurement

          The Company uses the U.S. dollar as its functional currency. The majority of the Company's sales are billed and collected in U.S. dollars and all financing is in U.S. dollars.

          All monetary assets and liabilities not denominated in U.S. dollars have been remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date. Operations statement amounts have been translated using the average exchange rate for each month. Gains or losses resulting from foreign currency measurements are included in the operations statement for the same year.

          For the balance sheet of Ultrapetrol Argentina as of December 31, 2001, assets and liabilities denominated in Argentine pesos were translated using the exchange rate in effect as of January 11, 2002, date the foreign currency market re-opened. Gains or losses resulting from foreign currency measurements were recognized in the operations statement.


     c)   Cash and cash equivalents, receivables and payables

          These accounts are recorded and carried at nominal value. Receivables and payables include the portion of the respective financial income, expense accrued as of year-end.


     d)   Accounts receivable, net of allowance for doubtful accounts

          Receivables are recorded and carried at face value less allowances for uncollectible accounts estimated by the Company, in order to write them down to estimated realizable values.

     e)   Allowance for doubtful account

          Changes in the allowance for doubtful accounts for the years ended December 31, 2002, 2001 and 2000 are as follows:

                                                2002                2001                  2000
                                          -----------------------------------------------------------------

          Balance at January 1,                 540                  700                   469
          Provision                             322                  200                   300
          Amounts written off                   (52)                (360)                  (69)
                                              ------               ------                ------
          Balance at December 31,               810                  540                   700
                                              =====                =====                 =====

     f)   Inventories

          This account represents fuel and lubricants which were accounted for at the lower of cost or market.

     g)   Prepaid expenses

          This account includes prepaid insurance, administrative vessel fees paid in advance and advances to suppliers.

     h)   Dry dock

          The Company is required, under various shipping regulations, to perform periodic overhaul activities, generally every 30 months. The Company capitalizes such costs and amortizes the asset through the next expected dry dock date, which reflects the investment nature of this cost. This account is classified as noncurrent based on the aforementioned useful life estimate.

     i)   Property and equipment, net

          Property and equipment, which is principally comprised of ocean-going vessels and barges and river barges, is actualled stated at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs for the asset to be in working condition. Maintenance and repair costs, other than dry dock costs discussed above, are expensed as incurred. The vessels are considered to have useful lives of 24 years from the date on which they were built. The depreciation amount is calculated net from the scrap value (19% of the acquisition cost) and is recorded by the straight-line method over the estimated useful lives of the related assets.

          The river barges are considered to have useful lives of 35 years from the date on which they were built. The depreciation amount is calculated net from the scrap value (19% of the acquisition cost) of the barge convoy.

          The furniture is considered to have useful lives of 10 years and the software 3 years. The depreciation amount is recorded by the straight-line method over the estimated useful lives of the related assets.

          Long-lived assets are reviewed for impairment in accordance with SFAS No. 144,"Accounting for the Impairment or Disposal of Long-lived Assets", whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less that the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. There was no impairment in 2002.

     j)   Investment in affiliates

          This account includes the Company's 50% interest in UABL Limited ("UABL"), net of the deferred gain explained in note 3.a), and 50% interest in UABL Terminals as discussed in Note 3. These investments are accounted for by the equity method.

     k)   Other assets

          This account includes notes-issuance expenses net of amortization costs and is being amortized over the note's term (10 years).

     l)   Other payables

          This account mainly includes salaries, social security payables, taxes payables and advances from customers.

     m)   Revenue recognition

          Revenues are recognized daily as earned from freight and hire charters over the period of the respective agreements.

     n)   Use of estimates

          The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated.

     o)   Cash and cash equivalents

          Cash and cash equivalents include highly-liquid, temporary cash investments with original maturities of three months or less when purchased.

     p)   Fair value of financial instruments

          In accordance with Statement of Financial Accounting Standards (SFAS) N(degree) 107 "Disclosures about Fair Value of Financial Instruments", the fair value of the Company's assets and liabilities considered to be financial instruments have been valued at the discounted amount of future cash flows at market interest rates current available to the Company for credits/loans with similar terms.

          The book value and estimated fair values of the Company's financial instruments are as follows:

                                                                            Book value              Fair value
                                                                       ---------------------- -----------------------
                                                                          2002       2001        2002        2001
                                                                       ---------------------- ----------- -----------
          Assets:

          Windsor Financial Services Inc. note receivable (Note 11)        2,134      3,509       2,134       3,288

          Liabilities (Note 6.e):

          Notes                                                          138,544    138,544     111,544     162,840
          Allfirst Bank (principal plus accrued interest)                  8,700     10,024       8,700      10,024
          Allfirst Bank (principal plus accrued interest)                  2,000      2,000       2,000       2,000
          Allfirst Bank (principal plus accrued interest)                  1,000      1,000       1,000       1,000
          Allfirst Bank (principal plus accrued interest)                    250      1,250         250       1,250
          Nedship Bank (principal plus accrued interest)                   6,019      7,021       6,019       7,021
          SII                                                              1,348      5,606       1,348       5,856
          Credit Agricole Indosuez (principal plus accrued interest)      11,133          -      11,133           -

          The fair value of the Company's other financial instruments, including its cash and cash equivalents, approximates carrying value because of the short maturity of those instruments.

     q)   Comprehensive income:

          According to SFAS No. 130, the Company is required to disclose separately the changes in shareholders' equity, other than net income
          (loss) and transactions with shareholders, defined as other comprehensive income. The Company has no items of other comprehensive income to report. The comprehensive income only includes the net income (loss) for the year.

3.   NEW OPERATIONS AND ORGANIZATION OF NEW SUBSIDIARIES

     a)   UABL Limited joint venture

          On October 18, 2000 UP River Holdings Ltd, a wholly owned subsidiary of the company, signed an agreement with ACBL Hidrovias Ltd. (ACBLH), a subsidiary of American Commercial Lines LLC ("ACL") to form a new company, UABL Ltd. ("UABL"), which company shall serve commodity shippers in Argentina, Bolivia, Brazil, Paraguay and Uruguay. The transaction consummated pursuant to the agreement, which closed on October 24, 2000, included, among other things, the contribution of the stock of UP River and its subsidiaries equipment which included many of the Company's barges and tugboats, and cash contributions of 1,712. Additionally, certain time charter contracts involving some vessels not contributed by the Company's subsidiaries were ceded to UABL.

          The book value of the contributions made by the Company and the ones made by ACL's subsidiaries differed by 12,202. This amount represents a deferred gain and was recorded by the Company as an offset against the investment in affiliates account. The amount is being amortized over 120 months, which represents the remaining average useful life of the barges and tugboats contributed by the Company. As of December 31, 2002 and 2001 the unamortized deferred gain totalled 9,550 and 10,774, respectively.

          UABL shall not be obligated or become liable for any obligation or liability, known or unknown, fixed, contingent or otherwise of ACBLH or ACBLH S.A. (at present called UABL SA) a company contributed by ACBLH or arising prior to October 24, 2000 in connection with any ACBLH vessel, or any vessel chartered to UABL pursuant to an ACBLH charter in connection with or arising out of or resulting from events occurring prior to that date, without limitation, any liability arising in connection with any ACBLH environmental liabilities, ACBLH legal violations, ACBLH litigation, ACBLH employee claims, ACBLH loan agreements or other indebtedness, any tax, or any other liabilities, obligations, or exception to any representation or warranty. UABL shall not assume and ACBLH shall fully indemnify UABL against such liabilities.

          During 2000, the tax authority served a notice to ACBLH S.A. (at present called UABL SA) with the purpose of verifying the latter's compliance with the transfer pricing regulations for transactions with related companies for the period prior to the formation of UABL, i.e. during 1996, 1997, 1998 and 1999, among other things.

          In light of the above UABL SA amended its income tax returns for the above-mentioned years charging a loss of 3,292 to the consolidated statement of operation of UABL (consisting of a tax loss of 2,270, interest expense for 1,487 and a gain on the sale of government bonds of 465). In compliance with the contract provision described above, ACBLH compensated UABL in the amount of 3,119 causing a net decrease of 173, in the shareholders net worth.

          In addition, pursuant to the mentioned consolidation agreement, all claims, severance benefits, costs, and other expenses, social security taxes, charges and contributions and other costs incurred by ACBLH S.A. (at present called UABL SA) or UP River, or subsidiary of UP River, in connection with an employee employed by UABL and subsequently terminated by UABL shall be paid by UABL to, or on behalf of ACBLH or UP, as the case may be provided, that the maximum amount that UABL shall be required to pay to or behalf of the parent companies in respect of any of the mentioned costs, in the aggregate, shall be 1,800. ACBLH and UP agreed to fully indemnify UABL against such liabilities over the mentioned amount.

          During 2002 UP River and ACBLH, the shareholders of UABL, decided to spin-off UABL'S equity interest in OTS S.A. and Puertos del Sur S.A. to UABL Terminals which is owned by UP River Terminals and ACBLH. Accordingly, since the transaction was between entities under common ownership, the transaction was accounted for at historical cost and no gain or loss was recognized.

     b)   UP Offshore (Bahamas) Ltd. and its subsidiaries

          On April 18, 2002 the Company entered into agreements with AIG/GE Capital Latin Infrastructure Fund LP, a Bermuda Limited Partnership, ("LAIF") relating to the creation of two new companies in which both Ultrapetrol and LAIF will be shareholders.

          The first company, "UP Offshore", plans to build/purchase and operate a fleet of platform supply vessels (PSV), designed to operate in any area of the world. UP Offshore will have the initial focus of its activities in Brazil serving both Petroleos Brasileiro S.A. (Petrobras), the Brazilian state oil company, and other international oil companies that have recently acquired petroleum and development leases in Brazil. Ultrapetrol has committed to place up to 12,500 in equity for approximately a 23% share.

          UP Offshore will have a capital of 55,000 depending upon the final capital contributions of other investors. UP Offshore has obtained financing with which it will commit to the initial construction of 6 vessels with a firm program of expanding the fleet to 10 ships. In 2002 the Company doesn't make any contribution and has a 27.78% interest in the venture.

     c)   Ultracape (Holdings) Ltd. and its subsidiaries

          The second company, Ultracape (Holdings) Ltd., has the objective of purchasing second hand modern capsize bulkcarriers to operate in the international market. Ultracape will have a capital of up to 50,000 depending on the number of vessels to be acquired which will be complemented by credit from banking sources to allow the acquisition of vessels. The Company committed to place up to 10,000 in equity in Ultracape.

          In 2002 the Company contributed 4,950 and has a 60% stake in Ultracape. We will perform the full commercial management for the vessels.

          On April 19, 2002 Ultracape entered into a Memorandum of Agreement to purchase the vessel Vasco Da Gama (renamed Cape Pampas). On July 1, 2002 we completed our purchase of the Cape Pampas.

          Pursuant to the agreement reached on April 18 and ratified on June 24 2002 the Company entered into a contribution and subscription agreement with LAIF III Ltd. Bermuda and Ultracape (Holdings) Ltd. of Bahamas whereby the Company confirmed its commitment to purchase up to 10,000 and LAIF III Ltd. agreed to purchase up to the lesser of 20,000 or 40% of the shares of Ultracape (Holdings) Ltd. An initial amount to be contributed was set for both LAIF III Ltd. and the Company at 3,300 and 4,950, respectively.

4.   DRY DOCK

     The capitalized amounts in dry dock as of December 31, 2002 and 2001 are as follows:

                                  Original book value      Accumulated amortization          Net book value
                                  ---------------------------------------------------- ---------------------------
                                     2002        2001         2002          2001           2002          2001
                                  ----------- ---------------------------------------- ------------- -------------
      Alianza G3 barge and Alianza
        Campana tugboat               3,636       2,462       2,700         2,361             936           101
      Alianza G1 vessel               1,648         896         542             -           1,106           896
      Princess Veronica vessel        7,484       7,219       6,947         5,318             537         1,901
      Princess Pia vessel             5,635       4,207       4,213         3,010           1,422         1,197
      Princess Eva vessel             4,410       4,377       3,851         2,970             559         1,407
      Princess Fatima vessel          -           3,084       -             1,535            -            1,549
      Princess Nadia vessel           1,966       1,654         927           148           1,039         1,506
      Princess Susana vessel          2,250       2,032       1,186           310           1,064         1,722
      Princess Katherine vessel       2,093       2,016       1,220           394             873         1,622
      Princess Laura vessel           1,763       1,114       1,220         1,114             543         -
      Princess Marisol vessel         2,301       1,672       1,549           711             752           961
      Gaucho V/XI barge                 232         232         232           228            -                4
      Matador XXXI/LX-LXII barge        353         353         353           309            -               44
      Cavalier II tugboat               112         112         112           103            -                9
      Princess Sofia                     26        -           -             -                 26       -
                                  ----------  ----------  ----------    ---------       ---------    ----------
      Total                          33,909      31,430      25,052        18,511           8,857        12,919
                                     ======      =====       ======         =====           =====        ======

5.   PROPERTY AND EQUIPMENT, NET

     In June, 2000, the Company completed the purchase of the Princess Katherine, a Suezmax tanker, and the Princess Marina, an Aframax tanker, by Majestic and Kattegat, respectively, two wholly owned subsidiaries. The total amount of the acquisitions, totaling 36,379, were financed partially by two mortgage loans with Allfirst Bank and Nedship Bank.

     As of December 31, 2002 this debt totaled 14,719 (including the current portion of 2,219) and is due in the following years succeeding December 31, 2002: 2,219 in 2003, 2,200 in 2004 through 2006 and 5,900 in 2007. As of
     December 31, 2002 the net book value of these assets was 30,243 (including dry dock costs). On July, 2002, the Company purchased the Cape Pampas, a second hand capsize bulk carrier through its wholly owned subsidiary, Braddock. The amount of the acquisition was financed by a mortgage loan agreement with Credit Agricole Indosuez.

     As of December 31, 2002 this debt totaled 11,133 (including the current portion of 1,848) and is due in the following years succeeding December 31, 2002: 1,848 in 2003, 2,574 for each of the years 2004 and 2005, and 4,137 for the year 2006. As of December 31, 2002 the net book value of this asset was 16,128.

     On August 26, 2002, the Company entered into a Memorandum of Agreement
     (MOA) through which it committed to sell its vessel Princess Fatima, to an unrelated company for 1,867, net of associated expenses. On September 19, 2002 the Company delivered the Princess Fatima pursuant to the MOA and received the purchase price. The Company recognized a loss of 1,575 in the statements of operations for the year ended December 31, 2002 for this disposal.

     The proceeds from the sale of the Princess Fatima Vessel were deposited in a restricted cash account and can only be used to buy another vessel to guarantee the Notes. Subsequently, the Princess Sofia was bought with part of these proceeds and the remainder of the proceeds are included in restricted cash as of December 31, 2002.

     The capitalized cost of all vessels and the related accumulated depreciation as of December 31, 2002 and 2001 is as follows:

                                                                                   2002                        2001
                                                                ---------------------------------------------------------
                                                                  Original    Accumulated      Net book      Net book
                                                                 book value   depreciation      value         value
                                                                ---------------------------------------------------------
       Princess Veronica vessel (1)                                   8,190         5,817         2,373          2,993
       Princess Pia vessel (1)                                       10,238         6,402         3,836          4,718
       Princess Eva vessel (1)                                       10,758         7,008         3,750          4,729
       Princess Fatima vessel                                        -             -             -               2,623
       Princess Laura vessel (1)                                     13,761         7,225         6,536          7,619
       Princess Marisol vessel  (1)                                  15,585         8,690         6,895          8,724
       Princess Nadia vessel  (1)                                    31,226         9,420        21,806         23,848
       Princess Susana vessel  (1)                                   26,666         8,249        18,417         20,253
       Gaucho I to IV barges and Cavalier I  tugboat                  3,650         2,915           735            735
       Alianza G-1 vessel (1)                                         3,510           461         3,049          3,374
       Alianza G-3 barge (1)                                         11,712         9,296         2,416          2,877
       Alianza Campana (1)                                            2,997         2,521           476            590
       Alianza G-2 barge (1)                                          4,930         1,156         3,774          4,041
       Alianza Rosario tugboat (1)                                    2,040           981         1,059          1,345
       Gaucho V to XI barges and Cavalier II tugboat (2)              5,020         1,859         3,161          3,597
       Matador I to XXX and LXI barges and Cavalier III tug (3)       7,033         1,809         5,224          5,689
       Matador XXXI to LX and LXII barges (3)                         6,089         1,527         4,562          4,966
       Mercurio tugboat                                                  75            33            42             54
       Jupiter tugboat                                                  129            57            72             93
       Marte tugboat                                                     99            43            56             71
       Princess Katherine vessel                                     21,038         4,061        16,977         18,610
       Princess Marina vessel                                        15,487         3,094        12,393         13,673
       Cape Pampas                                                   16,683           555        16,128         -
       Princess Sofia                                                 1,000          -            1,000         -
       Furniture and fixtures tugboat                                   101            41            60             67
                                                                -------------------------.  ------------- ----------------
                               Total 2002                           218,017        83,220       134,797
                                                                   ========       =======      ========
                               Total 2001                           206,073        70,784                      135,289
                                                                   ========       =======                     ========

(1) Collateral vessel to the Notes (see note 6.a).
(2) Out of such amount 2,715 guarantees the Notes (see note 6.a).
(3) Out of such amount 6,511 guarantees the Notes (see note 6.a).

          As of December 31, 2002 the net book value of the assets pledged as a guarantee to the Notes was 91,571 (including dry dock costs of 7,958).

6.   LONG-TERM DEBT AND OTHER FINANCIAL DEBT

     a)   10.5% First Preferred Ship Mortgage Notes due 2008

          On March 30, 1998, the Company successfully completed its offering of 135,000 in principal amount of its 10.5% First Preferred Ship Mortgage Notes due in full in 2008. In accordance with the terms provided in such Offering, the Notes are fully and unconditionally guaranteed on a joint and several basis by certain subsidiaries of the Company, and are secured by first ship mortgages on vessels already owned by the guarantors and on additional vessels that the Company purchased with the proceeds obtained from the Offering.

          The Company is required to meet certain restrictions and enforce such restrictions on its subsidiaries guarantying the Notes ("restricted subsidiaries"), during the life of the Notes under the contract:

          - Limitation on indebtedness, unless the consolidated debt service coverage ratio exceeds 2.0 to 1.0, and certain conditions included in the indenture are met.

          - Limitation on indebtedness and preferred stock of restricted subsidiaries, except for certain clauses specified in the indenture.

          - Limitation on the restricted payment of any dividends or any other distribution of any sort in respect of the Company's or any of its restricted subsidiaries' capital stock, if at the time of the distribution the Company has incurred any event of default, unless certain clauses stated in the indenture are met.

          - Limitation on restrictions on distributions by restricted subsidiaries, on the ability of any restricted subsidiary to pay dividends or make any other distributions of capital stock to the Company or to any of its restricted subsidiaries, unless certain clauses specified in the indenture are met.

          - Limitation on asset sales, provided certain conditions stated in the indenture are met.

          - Limitation to engage in lines of business other than the shipping business.

          - Limitation on affiliate transactions unless the terms on which the Notes were issued are complied with.

          - Limitation on encumbrances of any nature whatsoever on any of the Company's properties.

          - Limitation on sale or leaseback transactions with any Company property, unless certain conditions required in the indenture are met.

          - Limitation on merger and consolidation of all or substantially all its assets, provided certain conditions stated in the indenture are met.

          - Limitation on the occurrence of any of the events defined in the indenture as a change of control of the Company's common stock.

          As of December 31, 2002 the Company has not incurred any event of default in its compliance with any of the obligations defined in the indenture pursuant to which the Notes were issued.

          Although Ultrapetrol Bahamas Limited, parent company, subscribed the Notes issue, the principal amount and related expense will be paid through funds obtained from the operations of the Company's subsidiaries.

     b)   Loan with the Credit Agricole Indosuez of up to 27,000

          On June 27, 2002 Braddock and Invermay, as joint and several borrowers (the "Borrowers") entered into a loan agreement with: (i) Credit Agricole Indosuez ("the Lender"), (ii) Credit Agricole Indosuez ("the Agent") as agent for and on behalf of the Lenders, itself and the Security Trustee (together the "Creditor Parties") and (iii) Credit Agricole Indosuez (the named "Security Trustee") for and on behalf of the Creditor Parties pursuant to which the Lenders available a loan (the "Loan") of up to 27,000 for the purpose of financing part of the acquisition cost of up to 2 second hand capesize bulk carriers.

          On July 1, 2002, Braddock received the first tranche of the loan for a total amount of 11,032 in respect of the purchase price of the vessel "Vasco da Gama", that was renamed "Cape Pampas".

          The loan is payable in 14 consecutive equal quarterly installments commencing 9 months after delivery down to a balloon amount which is repayable on the final fourteenth repayment date falling due 4 years from drawdown. This loan accrues interest at LIBOR plus a margin of 1.5% per year, payable quarterly.

     c)   Loan with the International Finance Corporation of up to 18,400

          On November 15, 2002, UP Offshore (Panama) SA entered into a loan agreement with International Finance Corporation ("IFC") pursuant to which IFC will make available a loan in the aggregate principal amount of up to 18,400, consisting of two loans: one of up to 13,100 and the other of up to 5,300 for the purpose of financing the building of two new platform supply vessels ("SPV") ("the Project").

          The first loan is payable in 15 equal semiannually installments from June 2005 through June 2012. This loan accrues interest at LIBOR plus a margin of 2.75 % per year, payable semiannually.

          The second loan is payable in 13 equal semiannually installments from June 2005 through June 2011. This loan shall accrue interest at LIBOR plus a margin of 2.50 % per year, payable semiannually.

          UP Offshore (Panama) SA obligations under the loan are secured by:

          - a first priority Panamanian naval mortgage over the Project SPV in favor of IFC to secure payment of amounts due to IFC;

          - a corporate guarantee issued by UP Offshore (Bahamas) LTD. to guarantee repayment of the loan and all amounts due by the borrower to IFC;

          - a corporate guarantee issued by a wholly-owned subsidiary of the borrower that owns a Project PSV in favor of IFC to secure the obligations of the borrower;

          - an account pledge creating security interest in the "earnings account" and the "debt service reserve account" for the benefit of IFC; and

          - a pledge of all shares of the borrower owned and to be owned by UP Offshore (Bahamas) Ltd. during the life of the loan.

          UP Offshore (Panama) SA has agreed no to pay dividend or make any distribution on its capital stock, incur expenditures for fixed or other noncurrent assets, except those included in the building of the SPV, sell, transfer, lease or somehow dispose of all or a substantial part of its assets, change the nature or scope of the project or change the nature of its business. Also UP Offshore (Panama) SA has agreed to maintain after Project completion occurs a long-term debt to equity ratio of no more than 2 and a debt service coverage ratio of at least 1.2 and to keep the fair market value of the SPV and of any additional security at 125% of the aggregate outstanding amount of the respective tranches. As of December 31, 2002 no disbursements have been made.

     d)   Loan with the International Finance Corporation of up to 41,600

          On December 3, 2002, UP Offshore Apoio Maritimo Ltda. entered into a loan agreement with IFC pursuant to which IFC will make available a loan in the aggregate principal amount of up to 41,600, consisting of two loans: one of up to 11,600 and the other of up to 30,000 for the purpose of financing the building of four new platform supply vessels ("SPV") ("the Project").

          The first loan of 11,600 is divided into five tranches each, the first one to the fourth one are in the amount of 2,595 and the fifth tranche is in the amount of 1,220. The loan is payable in 100 monthly installments from January 2005 through April 2013, commencing on January 15, 2005 with an amount of 26, increasing to 35 on July 15, 2005, to 83 on January 15, 2006 and to 130 on July 15, 2006; the final installment is due on April 15, 2013 in the amount of 129. This loan shall accrue interest at LIBOR plus a margin of 4.75% per year, payable semiannually.

          The second loan of 30,000 is divided into five tranches each, the first one to the fourth one are in the amount of 6,710 and the fifth tranche is in the amount of 3,160. The loan is payable in 88 monthly installments from January 2005 through April 2012, commencing on January 15, 2005 with an amount of 76, increasing to 158 on July 15, 2005, to 247 on January 15, 2006 and to 388 on July 15, 2006; the
          final installment is due on April 15, 2012 in the amount of 333. This loan shall accrue interest at LIBOR plus a margin of 4.50% per year, payable semiannually.

          UP Offshore Apoio Maritimo Ltd.' obligations under the loan are secured by:

          - a first-ranking preferred Brazilian naval mortgage over the relevant SPV for the benefit of IFC;

          - a corporate guarantee issued by UP Offshore (Bahamas) Ltd. to guarantee payment of all amounts due to IFC in respect of the loan;

          - an account pledge creating security interest in the "earnings account" for the benefit of IFC; and

          - a pledge of all quotas of the borrower owned and to be owned by UP Offshore (Bahamas) Ltd. during the life of the loan.

          UP Offshore Apoio Maritimo Ltd. has agreed not to pay dividends or make any distribution on its capital stock, incur expenditures for fixed or other noncurrent assets, except those included in the building of the SPV, sell, transfer, lease or somehow dispose of all or a substantial part of its assets, change the nature or scope of the project or change the nature of its business.

          Also UP Offshore Apoio Maritimo Ltd. has agreed to maintain after project completion occurs a long-term debt to equity ratio of no more than 1.8 and a debt service coverage ratio of al least 1.2 and to keep the fair market value of the SPV and of any additional security at 125% of the aggregate outstanding amount of the respective tranches.

          As of December 31, 2002 no disbursements have been made.

          e) Balances of financial payables as of December 31, 2002 and 2001 are as follows:

                                                                        Nominal value
                                                                   ------------------------
                               Financial institution /   Agreement  Current   Noncurrent    Accrued    Total   Average rate
                                        other              year                            expenses
                              ----------------------------------------------------------------------------------------------
           Total 2001                                                12,170     149,700       3,575     165,445
                                                                    ======     =======       ======    ========
          Ultrapetrol Bahamas  Private Investors
                               ("Notes")                    1998       -        135,000       3,544     138,544      10.5%
          Ultrapetrol Bahamas  S.I.I.                       2000      1,200      -              148       1,348      10.5%
          Majestic             Allfirst Bank                2001      2,000      -            -           2,000   Libor + 1.5%
          Kattegat             Nedship Bank                 2000      1,000       5,000          19       6,019     Libor +
                                                                                                                    1.25%
          Majestic             Allfirst Bank                2002      1,200       7,500       -           8,700     Libor +
                                                                                                                    1.75%
          Stanmore             Allfirst Bank                2002      1,000      -             -          1,000    Libor + 2%
          Parkwood             Allfirst Bank                2002        250      -             -            250    Libor + 2%
          Braddock             Credit Agricole Indosuez     2002      1,747       9,285         101      11,133   Libor + 1.5%
                                                                   --------- -----------  ----------  -----------
          Total 2002                                                  8,397     156,785       3,812     168,994
                                                                      =====     =======       =====     =======

          As of December 31, 2002 financial debt listed above, excluding the Notes, totaled 33,994 (including the current portion of 12,209) and is due in the following years succeeding December 31, 2002: 12,209 in 2003, 4,774 in 2004 and 2005, 6,337 in 2006 and 5,900 in 2007.


7.   COMMITMENTS AND CONTINGENCIES

     The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and are probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company's consolidated financial position or results of operations.

8.   INCOME TAXES

     Certain entities are exempt from United States of America ("U.S.") corporate income tax on U.S. source income from their international shipping operations if (i) their countries of incorporation exempt shipping operations of U.S. persons from income tax (the "Incorporation Test") and
     (ii) they meet the "Ultimate Owner Test". A Company meets the Ultimate Owner Test if more than 50% of the value of its stock is ultimately owned by individuals who are tax residents of a foreign country that exempts U.S. persons from tax on shipping earnings. Princely and Ultracape are involved in international shipping operations which meet the Incorporation Test because they are incorporated in Panama and Bahamas, respectively which provide the required exemption to U.S. persons involved in shipping operations, and the Company believes that more than 50% of the value of theirs outstanding shares are owned by individuals who are residents of Argentina and Chile which provide the required exemption to U.S. persons involved in shipping operations. The issue of residence is, however, inherently factual and cannot be determined with any certainty. Parfina and Oceanpar are subject to U.S. income tax on their U.S. source income, if any. During 2002, 2001 and 2000, Parfina's and Oceanpar's income was derived outside the U.S.

     Based on the foregoing, the Company expects all of its income to remain exempt from U.S. income taxes. Also, as the earnings from shipping operations are derived from sources outside of Panama, such earnings are not subject to Panamanian taxes.

     Two of the Company's subsidiaries, Parfina and Oceanpar, are subject to Paraguayan corporate income taxes. However, Parfina and Oceanpar obtained an exemption which includes ninety-five percent of their taxable income earned from their fuel and dry-cargo shipping operations. This exemption does not apply on taxable income from year-2000 onwards in the case of Parfina, and from 2003 onwards in the case of Oceanpar. In addition, another subsidiary is subject to Chilean corporate income taxes and Ultrapetrol Argentina is subject to Argentine corporate income taxes.

     In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The Company's tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year tax on minimum presumed income exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

     Ultrapetrol Bahamas accounts for income taxes under the liability method in accordance with SFAS N(degree) 109 "Accounting for Income Taxes".

     Under this method, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each year end. Deferred tax assets are recognized for all temporary items and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the asset will be realized.


     The provision for income taxes (which includes TOMPI) is comprised of:

                                                                      For the years ended December 31,
                                                           -------------------------------------------------------
                                                                 2002               2001               2000
                                                           ------------------ ------------------ -----------------
      Current expense                                              150                 390                 47
      Deferred                                                      -                   -                 237
                                                               -------             -------            -------
                                                                   150                 390                284
                                                                  ====                ====               ====


      Reconciliation of tax provision to taxes calculated based on the statutory tax rates is as follows:

                                                                       For the years ended December 31,
                                                           ---------------------------------------------------------
                                                                 2002                2001               2000
                                                           ------------------ ------------------- ------------------
      Pre-tax (loss) income                                     (13,571)             2,805             (5,783)
      Sources not subject to income tax (tax exempt income)       6,475              3,405               3,514
      Permanent differences (nondeductible expenses)             -                  -                     (245)
                                                            -----------          ---------           ---------
                                                                 (7,096)             6,210             (2,514)
      Argentine statutory tax rate                                 35%                35%                 35%
                                                             ----------          ---------           ---------
      Tax (benefit) provision                                    (2,484)             2,174               (880)

      (Decrease) increase in valuation allowance                   (368)            (2,174)                927
      Offsetting valuation reserve arising from prior year
         tax credits                                              -                  -                     237
      Effects of foreign exchange changes related to
         Argentine subsidiary                                     2,887              -                   -
      Tax on minimum presumed income (T.O.M.P.I.)                   115                390               -
                                                            -----------          ---------           ---------
      Income tax provision                                          150                390                284
                                                                   ====               ====                ====


     As of December 31, 2002 Ultrapetrol Argentina had accumulated net operating loss carryforwards ("NOLs") totaling 986 that expires in 2004. The use of the NOLs will depend upon future taxable income in Ultrapetrol Argentina in Argentina. As of December 31, 2002, Ultrapetrol Argentina had a credit related to TOMPI of 425 which expires 72 in 2008, 74 in 2009, 93 in 2010, 82 in 2011 and 104 in 2012.

                                                                                       As of December 31,
                                                                              --------------------------------------
                                                                                     2002               2001
                                                                              --------------------------------------
      Deferred tax assets
          NOLs                                                                         345                810
          TOMPI credit                                                                 425                630
          Other, net                                                                   120              1,607
                                                                                ----------         ----------
          Total deferred assets                                                        890              3,047
                                                                                ----------         ----------
      Deferred tax liabilities
          Property and equipment                                                       369                372
          Dry dock                                                                     488              1,117
          Other, net                                                                   -                1,157
                                                                                ----------         ----------
          Total deferred liabilities                                                   857              2,646
                                                                                ----------         ----------
          Valuation allowance                                                          (33)              (401)
                                                                                ----------         ----------
          Net deferred tax assets                                                      -                    -
                                                                                ==========         ==========

9.   RELATED PARTY TRANSACTIONS

     As of December 31, 2002 and 2001, the balances of due from affiliates and certain prepayments made to related vendors such as Ravenscroft Shipping Inc., were as follows:

                                                                                     As of December 31,
                                                                         --------------------------------------------
                                                                                2002                    2001
                                                                         --------------------    --------------------
      -     Ravenscroft Shipping Inc.                                            5,112                   4,698
      -     UABL and its subsidiaries                                            8,134                  13,592
                                                                                ------                 -------
           Due from affiliates                                                  13,246                  18,290
                                                                               =======                 =======

     As of December 31, 2002 and 2001 the balance of due to affiliates was as follows:


                                                                                     As of December 31,
                                                                         --------------------------------------------
                                                                                2002                    2001
                                                                         --------------------    --------------------
      -     UABL and its subsidiaries                                               80                   7,686
      -     Oceanmarine                                                             86                     580
      -     Ravenscroft Shipping Inc.                                               88                       -
      -     ACBL                                                                    14                       -
                                                                                -------                -------
           Due to affiliates                                                       268                   8,266
                                                                                ======                 =======

      For the years ended December 31, 2002, 2001 and 2000, the revenues derived from related parties were as follows:

                                                                              For the years ended
                                                                                 December 31,
                                                           ----------------------------------------------------------
                                                                  2002                2001               2000
                                                           ------------------- ------------------- ------------------
       -     IPI (1)                                                    -                   -               5,416
       -     Interpetrol S.A. (1)                                       -                   -               1,231
       -     Trafigura (1)                                              -                   -               5,512
       -     UABL and its subsidiaries                                192               2,715              -
                                                              -----------         -----------         -----------
            Freight revenues                                          192               2,715              12,159
                                                              -----------         -----------         -----------
       -     Trafigura (1)                                              -                   -               3,104
       -     UABL and its subsidiaries                              9,780              10,698               1,105
                                                              -----------         -----------         -----------
            Hire revenues                                           9,780              10,698               4,209
                                                              -----------         -----------         -----------
            Revenues from related parties                           9,972              13,413              16,368
                                                                   ======              ======              ======

(1)  Since October 12, 2000, a non-related party.

     The Company through certain of its subsidiaries has contracted with Oceanmarine, a related party, for certain administrative services. This agreement stipulates a fee of 8.7 per month and per vessel. Pursuant to the individual ship management agreement between Ravenscroft Ship Management Ltd., a Bahamas Corporation ("Ravenscroft Bahamas"), and the Company's relevant vessel-owning subsidiaries, Ravenscroft Bahamas has agreed to provide certain ship management services for all of the Company's vessels. Ravenscroft Bahamas has subcontracted the provision of these services to Ravenscroft Shipping Inc., a Miami-based related party of the Company. This agreement stipulates a fee of 12.5 per month and per vessel. Under these contracts, these related parties are to provide all that is necessary for such companies to operate, including but not limited to crewing, insurance, accounting and other required services. Additionally, commissions and agency fees are paid to those related parties.

     For each of the years ended December 31, 2002, 2001 and 2000, management fees paid and/or accrued to related parties for such services amounted to 3,176, 3,250 and 3,780 respectively.

     Additionally, during December 2002 the Company paid in advance some administrative fees for the year 2003 of about 426. As of December 31, 2002, such amount was recorded in Prepaid expenses.

     Compensation paid to directors totaled 1,135, 1,100 and 831 during the years ended December 31, 2002, 2001 and 2000.

     Under agreements by the Company and ACBL Hidrovias Limited (Bermuda), wholly owned subsidiary of ACL, both companies lease certain vessels not contributed to UABL, to be operated together with the UABL fleet. Additionally, Lonehort S.A., a shipping agent wholly owned by UABL, bills ship management fees for the administration of the mentioned vessels. For the years ended December 31, 2002, 2001 and 2000, ship management fees paid to and accrued for Lonehort S.A. for such services amounted to 6,599, 7,346 and 490, respectively.

     The Company sold Venecia, a wholly owned subsidiary, to a related party, Windsor Financial Services Inc., at its book value with a remaining receivable balance of 2,134.

     As of December 31, 2002 the Company had a loan of 1,241 to UABL that was recorded in Due from affiliates. During the year ended December 31, 2002 the Company outsourced freight from UABL for 835. Besides the expense recovery from UABL totaled 543 and the administrative services fees to UABL totaled 348 during the year ended December 31, 2002.

     Pursuant to an agency agreement with Ultrapetrol S.A., I. Shipping Service Argentina has agreed to perform the duties of port agent for the Company in Argentina. For each of the years ended December 31, 2002, 2001 and 2000 the amounts paid and/or accrued for such services amounted to 235, 432 and 294 respectively.

10.  MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

     a)   Major customers

          As of December 31, 2002 revenues from four customers of the Company represented 29,631, 13,242, 9,972 and 5,943, respectively, of the Company's consolidated revenues.

          As of December 31, 2001 revenues from four customers of the Company represented 25,053, 15,301, 13,894 and 11,343, respectively, of the Company's consolidated revenues.

          As of December 31, 2000 revenues from three customers of the Company represented 16,368, 16,350 and 23,112, respectively, of the Company's consolidated revenues.

     b)   Concentrations of credit risk

          Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, investment, accounts receivable, due from affiliates and other receivables.

          The financial institutions are located in Argentina, France and the United States and the Company's cash management policy is designed to limit exposure to any one institution. As of December 31, 2002 the Company's investment in HSBC was 698. Also the Company has restricted cash in Credit Agricole Indosuez for 637 and in All First Bank for 1,025.

          Concentrations of credit risk with respect to accounts receivable are limited due to the large number of entities comprising the Company's customer base and their credit rating. As of December 31, 2002 the Company's accounts receivables from five customers totaled 11,257 (including UABL and its subsidiaries for 6,893).

          As of December 31, 2002 the Company's receivables from Windsor Financial Service Inc. amounted to 2,134. The Company does not require collateral for this or other receivables.

11.  OTHER RECEIVABLES

      The breakdown of other receivables is the following:

                                                                                         2002             2001
                                                                                ----------------- ----------------
      Current

      Insurance claims recoverable                                                        3,964             2,752
      Tax recoverables                                                                      613               957
      Windsor Financial Services Inc. note receivable                                     2,134             2,624
      Other                                                                                 105             -
                                                                                      ---------         ---------
                                                                                          6,816             6,333
                                                                                      =========         =========
      Noncurrent

      Insurance claims recoverable                                                        3,654             3,346
      Windsor Financial Services Inc. note receivable, net of current portion             -                   885
                                                                                      ---------         ---------
                                                                                          3,654             4,231
                                                                                      =========         =========

12.  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

      The Company's operations include only one business segment. For such reason, as of December 31, 2002, 2001 and 2000, no additional business segment information is disclosed.


      Ultrapetrol's vessels and river barges operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

     Segment information, for the years ended December 31, 2002, 2001 and 2000, is as follows:


                                                                  For the years ended December 31,
                                                          --------------------------------------------------
                                                               2002             2001             2000
                                                          ---------------  ---------------- ----------------
      Revenues (1)

      -     Argentina                                          27,493           53,595            51,198
      -     Paraguay                                           10,864           13,741             7,271
      -     Brazil                                              9,668            9,269             4,702
      -     South and Central America/Others                   11,518           10,872             3,173
      -     Africa                                              2,844           14,410            19,617
      -     Asia                                                 -               2,014            11,058
      -     Europe                                             10,737            7,307             7,372
                                                          --------------   ---------------  ---------------
                                                               73,124          111,208           104,391
                                                             ========        =========         =========

(1)  Classified by port of charge

13.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Interest and income taxes paid for the years ended December 31, 2002, 2001 and 2000 are as follows:


                                                                       For the years ended December 31,
                                                           ---------------------------------------------------------
                                                                 2002                2001               2000
                                                           ------------------ --------------------------------------
      Interest paid                                               15,641             13,408             15,450
      Income taxes paid                                              108                  -                242

14.  CLAIMS AGAINST INSURANCE COMPANIES

      As of December 31, 2002 and 2001, the "Other receivables" account includes 7,618 and 6,098, respectively, related to claims against insurance companies. Claims for 1,597 have been made by the Company against the insurance companies regarding the repair expenses incurred to date for damage to some vessels in 2002. The "Other net income" account for the year ended December 31, 2002, includes 1,760 related to claims for loss of income (business interruption) corresponding to the Alianza G-3, Princess Marisol, Princess Katherine and Princess Pia.

      The "Other net income" account for the year ended December 31, 2001 includes 1,145 related to claims for loss of income (business interruption) corresponding to the Alianza Campana and Princess Veronica.

15.  TREASURY STOCK

      On October 12, 2000 the Company through a wholly owned subsidiary, Avemar Holdings (Bahamas) Limited ("Avemar"), purchased 537,144 shares of the Company previously owned by Societe Internationale D'Investissement S.A. (Bahamas) ("SII"). The nominal purchase price of said shares was 20,000, 8,000 of which was paid as of December 31, 2000 and the balance of which is payable 6,400 in 2001, 4,400 in 2002 and 1,200 in 2003. As of December 31, 2002 and 2001 the balance of 1,348 and 5,606 was disclosed in the "Other financial debt" account.

      As of December 31, 2002 and 2001, the Company recorded 20,332 in the "Treasury stock" account, 20,000 of which relates to the amount payable to SII and 332 relates to direct cost of acquisition.

16.  SUMMARIZED FINANCIAL INFORMATION OF UABL

     As described in Note 3, the Company owns 50% of UABL Limited, which is accounted for by the equity method.

     Summarized financial information of UABL Limited is presented below. This information is prepared in accordance with the Company's accounting policies set out in Note 2. This summarized financial disclosure should be read in conjunction with the consolidated financial statements.

     a)   Summarized balance sheets

                                                                                 December 31,
                                                                       ----------------------------------
                                                                             2002             2001
                                                                       ----------------- ----------------
          Current assets                                                      6,888            26,960
          Noncurrent assets                                                  83,340            81,692
                                                                       ------------      ------------
          Total assets                                                       90,228           108,652
                                                                       ============      =============

          Current liabilities                                                20,927            33,664
          Noncurrent liabilities                                              8,205             8,464
                                                                         ----------       -----------
          Total liabilities                                                  29,132            42,128

          Shareholders' equity                                               61,096            66,524
                                                                         ----------       -----------
          Total liabilities and shareholders' equity                         90,228           108,652
                                                                         ==========       ===========


     b)   Summarized statements of operations

                                                                                 Year ended December 31,
                                                                   ----------------------------------------------------
                                                                         2002              2001           2000 (1)
                                                                   ----------------- ----------------- ----------------
           Revenues                                                      47,060            56,581             6,580

           Operating expenses                                           (48,712)          (60,113)           (9,998)
                                                                     ----------        ----------        ----------
           Operating loss                                                (1,652)           (3,532)           (3,418)

           Other income (expense), net                                   (1,013)              148               (86)
                                                                     ----------        ----------        ----------
           Loss before tax on minimum presumed
               income and income tax                                     (2,665)           (3,384)           (3,504)

           Tax on minimum presumed income                                  (200)             (725)              (95)
           Income taxes                                                     402             -                 -
           Settlement for tax contingency                                 -                (3,292)            -
                                                                       --------          --------          --------
           Net loss                                                      (2,463)           (7,401)           (3,599)
                                                                       ========          ========          =========


(1)  For the period October 24 (Inception date) through December 31, 2000 17.

17.  SUPPLEMENTAL GUARANTOR INFORMATION

     As described in Note 6, the Notes are fully and unconditionally guaranteed by certain subsidiaries of the Company.

     The subsidiaries which offered their assets in collateral of the above - mentioned indebtedness are: Ultrapetrol Argentina, Parfina, Imperial, Cavalier, Regal, Baldwin, Tipton, Kingsway, Plate Princess, Panpetrol, Oceanview, Kingly, Sovereign, Monarch, Noble and Oceanpar ("Guarantor Subsidiaries").

     In addition, a restricted subsidiary is a nonguarantor subsidiary which owns a qualified substitute vessel. In the terms of the indenture, the term qualified substitute vessel is only used in connection with the tender of replacement vessel upon the sale or loss of a mortgaged vessel, it has to be registered under the laws of a jurisdiction acceptable to institutional lenders and has an apprised value at least equal to the vessel for which it is being substituted.

     Supplemental condensed combining financial information for the Guarantor Subsidiaries is presented below. This information is prepared in accordance with the Company's accounting policies set out in Note 2. This supplemental financial disclosure should be read in conjunction with the consolidated financial statements.

     Certain eliminations were made to conform the financial information to the financial statement presentation of Ultrapetrol Bahamas and its subsidiaries. The principal elimination entries relate to the financial current account balances among the Company, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries, and to the balances originated in bareboat charter transactions between the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries.

     Investments in the subsidiaries are accounted for by their parent company under the equity method of accounting only for the purpose of the supplemental combining presentation. Under the equity method, the value and earnings of subsidiaries' undertakings are reflected in the parent company's noncurrent assets and Other income/expenses accounts. Separate full financial statements of the Guarantor Subsidiaries are not included herein because the Company has determined that such financial statements do not provide any additional or relevant information to the investors.

                                       SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEETS

                                                   AS OF DECEMBER 31, 2002

                                             (stated in thousands of U.S. dollar)

                                                         Combined         Combined
                                                      Guarantors that   on-Guarantors                         Total
                                                       are joint and                     Consolidating     consolidated
                                         Parent           several      N                  adjustments        amounts
                                     --------------- ---------------------------------------------------------------------
Current assets
Due from affiliates                      113,066          11,624                  -          (111,444)         13,246
Other current assets                       2,042          15,389             16,331            (7,755)         26,007
                                     -----------      ----------       ------------       -----------      ----------
Total current assets                     115,108          27,013             16,331          (119,199)         39,253
                                     -----------      ----------       ------------       -----------      ----------

Noncurrent assets
Property and equipment, net                    -          88,808             45,989                 -         134,797
Investment in affiliates                  60,152               -              6,591           (44,275)         22,468
Other noncurrent assets                    3,075          11,431              2,522                 -          17,028
                                     -----------      ----------       ------------       -----------      ----------
Total noncurrent assets                   63,227         100,239             55,102           (44,275)        174,293
                                     -----------      ----------       ------------       -----------      ----------
Total assets                             178,335         127,252             71,433          (163,474)        213,546
                                     ===========      ==========       ============       ===========      ==========

Current liabilities
Due to affiliates                              1         111,912              7,844          (119,489)            268
Other financial debt                       4,891               -              7,318                 -          12,209
Other current liabilities                    101           3,618              1,754               290           5,763
                                     -----------      ----------       ------------       -----------      ----------
Total current liabilities                  4,993         115,530             16,916          (119,199)         18,240
                                     -----------      ----------       ------------       -----------      ----------

Noncurrent liabilities
Long-term debt                           135,000               -                  -                 -         135,000
Other   financial   debt,   net  of
current portion                                -               -             21,785                 -          21,785
                                     -----------      ----------       ------------       -----------      ----------
Total noncurrent liabilities             135,000               -             21,785                 -         156,785
                                     -----------     -----------       ------------       -----------     -----------
Total liabilities                        139,993         115,530             38,701          (119,199)        175,025

Minority interests                             -               -                  -             3,432           3,432

Shareholders' equity                      38,342          11,722             32,732           (47,707)         35,089
                                     ------------     ----------       ------------       -----------      ----------
 Total liabilities, minority
   interests and shareholders'
   equity                                178,335         127,252             71,433          (163,474)        213,546
                                     ===========      ==========       ==== =======       ===========      ==========

                                       SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEETS

                                                   AS OF DECEMBER 31, 2001

                                             (stated in thousands of U.S. dollar)
                                                         Combined
                                                      guarantors that    Combined                               Total
                                                       are join and        Non-              Consolidating    consolidated
                                         Parent           several        Guarantors          adjustments        amounts
                                     --------------- ------------------ --------------- -------------------   ------------
Current assets
Due from affiliates                      119,354              7,747                -          (108,811)           18,290
Other current assets                       6,368             18,079            4,076               145            28,668
                                     -----------         ----------     ------------       -----------        ----------
Total current assets                     125,722             25,826            4,076          (108,666)           46,958
                                     -----------         ----------     ------------       -----------        ----------

Noncurrent assets
Property and equipment, net                    -            102,514           32,775               -             135,289
Investment in affiliates                  54,301                  -            1,500           (33,290)           22,511
Other noncurrent assets                    3,661             13,668            3,489                -             20,818
                                     -----------         ----------     ------------       -----------        ----------
Total noncurrent assets                   57,962            116,182           37,764           (33,290)          178,618
                                     -----------         ----------      -----------       -----------       -----------
Total assets                             183,684            142,008           41,840          (141,956)          225,576
                                         =======             ======          =======           =======           =======

Current liabilities
Due to affiliates                              -            112,039            4,899          (108,672)            8,266
Other financial debt                       9,144                  -            6,601                 -            15,745
Other current liabilities                      -              3,300              721                 6             4,027
                                     ------------        ----------      -----------       -----------       -----------
Total current liabilities                  9,144            115,339           12,221          (108,666)           28,038
                                     ------------        ----------      -----------       -----------       -----------

Noncurrent liabilities
Long-term debt                           135,000                  -                -                 -           135,000
Other   financial   debt,   net  of
current portion                                -                  -           14,700                 -            14,700
                                     ------------        ----------      -----------       -----------       -----------
Total noncurrent liabilities             135,000                  -           14,700                 -           149,700
                                     ------------        ----------      -----------       -----------       -----------
Total liabilities                        144,144            115,339           26,921          (108,666)          177,738

Minority interests                             -                  -                -                 -                 -

Shareholders' equity                      39,540             26,669           14,919           (33,290)           47,838
                                     ------------        ----------      -----------       -----------       -----------
 Total liabilities, minority
   interests and shareholders'
   equity                                183,684            142,008           41,840          (141,956)          225,576
                                      ==========         ==========      ===========       ===========       ===========

                                  SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS

                                             FOR THE YEAR ENDED DECEMBER 31, 2002

                                             (stated in thousands of U.S. dollar)
                                                         Combined
                                                      guarantors that    Combined                           Total
                                                       are join and        Non-            Consolidating    consolidated
                                         Parent           several        Guarantors        adjustments      amounts
                                     --------------- ------------------ --------------- -----------------  ---------------
Freight revenues                               -            24,196             1,781          (1,234)          24,743
Hire revenues                                  -            32,178            20,982          (4,779)          48,381
                                        --------         ---------        ----------      ----------       ----------
Total revenues                                 -            56,374            22,763          (6,013)          73,124

Operating expenses                        (1,355)          (58,682)          (18,115)          6,241          (71,911)
                                        --------         ---------        ----------      ----------       ----------
Operating (loss) profit                   (1,355)           (2,308)            4,648             228            1,213

Other income/(expenses), net                (947)          (12,575)           (1,034)           (228)         (14,784)
                                        --------         ---------        ----------      ----------       ----------
(Loss) income before income tax
and minority interests                    (2,302)          (14,883)            3,614            -             (13,571)

Income taxes                                   -              (122)              (28)           -                (150)
Minority interests                             -              -                    -            (132)            (132)
                                        --------         ---------        ----------      ----------       ----------
Net (loss) income                         (2,302)          (15,005)            3,586            (132)         (13,853)
                                        ========         =========         =========      ==========       ==========

                                  SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS

                                             FOR THE YEAR ENDED DECEMBER 31, 2001

                                             (stated in thousands of U.S. dollar)
                                                         Combined
                                                      guarantors that    Combined                           Total
                                                       are join and       Non-             Consolidating    consolidated
                                         Parent           several        Guarantors        adjustments       amounts
                                     --------------- ------------------ --------------- -----------------   ---------------
Freight revenues                               -            65,723             7,944               -           73,667
Hire revenues                                  -            25,129            12,412               -           37,541
                                       ---------         ---------        ----------      ----------       ----------
Total revenues                                 -            90,852            20,356               -          111,208

Operating expenses                        (1,662)          (76,979)          (13,076)              -          (91,717)
                                        --------         ---------        ----------      ----------       ----------
Operating (loss) profit                   (1,662)           13,873             7,280               -           19,491

Other income/(expenses), net              (4,138)          (13,138)              990            (400)         (16,686)
                                     -----------         ---------        ----------      ----------       ----------
Income before income tax and
minority interests                        (5,800)              735             8,270            (400)           2,805

Income taxes                                 (60)             (335)                5               -             (390)
Minority interests                             -                 -                 -               -                -
                                     -----------         ---------        ----------      ----------       ----------
Net income                                (5,860)              400             8,275            (400)           2,415
                                     ===========         =========        ==========      ==========       ==========

                             SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF OPERATIONS

                                             FOR THE YEAR ENDED DECEMBER 31, 2000

                                             (stated in thousands of U.S. dollar)

                                                         Combined
                                                      guarantors that    Combined                            Total
                                                       are join and        Non-            Consolidating    consolidated
                                         Parent           several        Guarantors        adjustments        amounts
                                     --------------- ------------------ --------------- ------------------  ---------------
Freight revenues                               -          89,064              9,948           (1,435)          97,577
Hire revenues                                  -           6,815              1,274           (1,275)           6,814
                                       ---------      ----------          ---------        ---------       ----------
Total revenues                                 -          95,879             11,222           (2,710)         104,391

Operating expenses                             -         (90,549)            (7,571)           1,605          (96,515)
                                      ----------      ----------          ---------        ---------       ----------
Operating profit                               -           5,330              3,651           (1,105)           7,876

Other income/(expenses), net              (2,030)        (10,482)            (2,252)           1,105          (13,659)
                                     -----------      ----------          ---------       ----------       ----------
Loss before income tax and
minority interests                        (2,030)         (5,152)             1,399                -           (5,783)

Income taxes                                   -            (250)               (34)               -             (284)
Minority interests                             -               -                  -                -                -
                                     -----------      ----------          ---------       ----------       ----------
Net loss                                  (2,030)         (5,402)             1,365                -           (6,067)
                                     ===========      ==========          =========       ==========       ===========


                                   SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

                                             FOR THE YEAR ENDED DECEMBER 31, 2002

                                                         Combined
                                                      guarantors that    Combined                             Total
                                                       are join and        Non-            Consolidating    consolidated
                                         Parent           several        Guarantors        adjustments        amounts
                                     --------------- ------------------ --------------- ------------------  ---------------
Net (loss) income                         (2,302)           (15,005)         3,586            (132)             (13,853)
Adjustments    to   reconcile   net
  (loss) income to net cash
  provided by operating activities:       11,325             21,869         (4,946)             -                28,248
                                      ----------         ----------     -----------         -------         -----------
Net  cash   provided  by  operating
   activities                              9,023              6,864         (1,360)           (132)              14,395

Net   cash   used   in    investing                                                             -               (21,428)
   activities                             (4,950)            (6,179)       (10,299)

Net cash  provided by in  financing
   activities                            (4,314)               -            10,199              -                 5,885
                                     ------------       -----------     -----------         -------         -----------
Net increase (decrease) in cash
   and cash equivalents                     (241)               685         (1,460)           (132)              (1,148)
                                     ===========        ===========     ===========          ======          ===========



                             SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

                                             FOR THE YEAR ENDED DECEMBER 31, 2001

                                             (stated in thousands of U.S. dollar)
                                                         Combined
                                                      guarantors that    Combiined                             Total
                                                       are join and        Non-             Consolidating     consolidated
                                         Parent           several        Guarantors         adjustments         amounts
                                     --------------- ------------------  ---------------  ------------------ ---------------
Net income                                  (5,860)            400              8,275            (400)         2,415
Adjustments    to   reconcile   net
  income  to net cash  provided  by
  operating activities:                      8,036           9,606              4,221             536         22,399
                                        ----------      ----------         ----------         -------     ----------
Net  cash   provided  by  operating
   activities                                2,176          10,006             12,496             136         24,814

Net  cash   (used   in)   investing                                                                 -        (14,133)
   activities                                    -         (10,216)            (3,917)

Net   cash   used   in    financing
   activities                               (2,039)         (2,752)            (4,243)              -         (9,034)
                                       -----------     -----------         ----------         -------     ----------
Net (decrease) increase in cash
   and cash equivalents                        137          (2,962)             4,336             136          1,647
                                       ===========     ===========         ==========         =======     ==========

                                             FOR THE YEAR ENDED DECEMBER 31, 2000


                                                         Combined
                                                      guarantors that    Combined                            Total
                                                       are join and       Non-             Consolidating    consolidated
                                         Parent           several        Guarantors        adjustments        amounts
                                     --------------- ------------------ --------------- ----------------------------------
Net loss                                  (2,030)         (5,402)               1,365               -          (6,067)
Adjustments  to reconcile  net loss
  to   net   cash    provided    by
  operating activities:                        -          (2,239)              17,599               -          15,360
                                      ----------      ----------             --------         -------       ---------
Net  cash  (used  in)  provided  by
   operating activities                   (2,030)         (7,641)              18,964               -           9,293

Net   cash   used   in    investing
   activities                                  -          (9,248)             (59,784)              -         (69,032)

Net  cash   provided  by  financing
   activities                             38,204          17,654                5,376               -          61,234
                                      ----------      ----------             --------         -------       ---------
Net increase in cash and cash
   equivalents                            36,174             765              (35,444)              -           1,495
                                      ==========      ==========             ========         =======       =========


18.   SUBSEQUENT EVENTS

     On February, 2003, Ursa Shipping Ltd. ("Ursa") brought suit in the United States District Court for the District of New Jersey against M/T Princess Susana and Noble Shipping Ltd. (a wholly owned subsidiary of the Company) seeking damages arising out of the delay in delivery of a cargo of Kirkuk crude oil to the Valero terminal in Paulsboro, New Jersey. Also in February 2003, Valero Marketing and Supply Co. ("Valero") commenced an action against Noble Shipping Ltd. The Valero and Ursa complaints seek damages in excess of 9 million.

      In connection with the above complaints, the vessel was arrested. Security was posted by the vessel owners' protection and indemnity insurers in the amount of 11.2 million and the vessel was released from arrest (insurance coverage is in place).
      Both the Ursa and the Valero complaints have been answered, defenses have been raised, and a counterclaim has been raised in the Ursa action seeking, inter alia, unpaid freight and demurrage.

      Discovery is presently underway and the parties have exchanged documents. It is too early in the course of the litigations to form an opinion as to their ultimate outcome.

      The Company's management and its legal counsel believe this claim is covered by insurance. The insurer is actively participating in its defense and has not asserted any objections or defenses to the claim. We would expect any damages arising from this action (less our policy deductible) to be covered by the proceeds of such insurance.

REPORT OF INDEPENDENT
AUDITORS


To the Board of Directors of
UABL LIMITED:


         We have audited the consolidated balance sheet of UABL LIMITED and its subsidiaries, as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of UABL LIMITED and its subsidiaries as of December 31, 2001 and for the year ended December 31, 2001 and for the period of October 24 (Inception date) to December 31, 2000, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose reported dated March 26, 2002, expressed an unqualified opinion on those statements.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UABL LIMITED and its subsidiaries as of December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.


Buenos Aires, Argentina
    February 28, 2003
                                              PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
                                               Member of Ernst and Young Global


                                                         MARIANA FILAS
                                                            Partner

The following is a copy of the audit report previously issued by PISTRELLI, DIAZ Y ASOCIADOS (member of Andersen) in connection with UABL LIMITED's December 31, 2001 and 2000 financial statements. This audit report has not been reissued by PISTRELLI, DIAZ Y ASOCIADOS in connection with this filing on Form 20-F.


REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS


To the Board of Directors of
UABL LIMITED:

         We have audited the accompanying consolidated balance sheets of UABL LIMITED and its subsidiaries, a company incorporated under Bahamas legislation (the Company), as of December 31, 2001 and 2000, and the related consolidated statements of income (loss), changes in stockholders' equity and cash flows for the year ended December 31, 2001 and for the period of October 24 (Inception date) to December 31, 2000. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing generally accepted standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UABL LIMITED as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and for the period of October 24 (Inception date) to December 31, 2000, in accordance with generally accepted accounting principles in the United States.


Buenos Aires, Argentina                       PISTRELLI, DIAZ Y ASOCIADOS
    March 26, 2002                                Member of Andersen



                                                     MARIANA FILAS
                                                        Partner

                                                         UABL LIMITED
                                 CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
                                            (stated in thousands of U.S. dollars)
                                                                                                 December 31,
                                                                                      -----------------------------------
                                                                                            2002              2001
                                                                                      ----------------- -----------------
ASSETS

  CURRENT ASSETS

    Cash and cash equivalents                                                                   321               106
    Investments                                                                                  86                 -
    Accounts  receivable,  net of allowance  for  doubtful  accounts of 265 and 312 in
     2002 and 2001, respectively                                                              2,386             3,691
    Due from affiliates                                                                         353            17,295
    Inventories                                                                               1,052             1,465
    Prepaid expenses                                                                            645             1,772
    Other receivables                                                                         1,450             2,631
    Deferred tax asset                                                                          595                 -
                                                                                         ----------        ----------
    Total current assets                                                                      6,888            26,960
                                                                                         ----------        ----------
  NONCURRENT ASSETS

    Other receivables                                                                            96                 -
    Investments                                                                                 100                 -
    Due from affiliates                                                                       2,229                 -
    Investment in affiliates                                                                      -             3,809
    Property and equipment, net                                                              80,915            77,883
                                                                                         ----------        ----------
    Total noncurrent assets                                                                  83,340            81,692
                                                                                         ----------        ----------
     Total assets                                                                            90,228           108,652
                                                                                             ======            ======
LIABILITIES AND SHAREHOLDERS' EQUITY

  CURRENT LIABILITIES

    Accounts payable and accrued expenses                                                     1,781             3,040
    Due to affiliates                                                                        15,496            28,449
    Other payables                                                                              928               809
    Current portion of long-term debt and capital lease obligations                           2,722             1,366
                                                                                         ----------        ----------
    Total current liabilities                                                                20,927            33,664
  NONCURRENT LIABILITIES

    Long-term debt, less current portion                                                      6,678             8,464
    Capital lease obligations, less current portion                                           1,527                 -
                                                                                         ----------        ----------
     Total noncurrent liabilities                                                             8,205             8,464
                                                                                         ----------        ----------
     Total liabilities                                                                       29,132            42,128
                                                                                         ----------        ----------
  SHAREHOLDERS' EQUITY

    Common stock, $1 par value, 10,000 shares authorized, issued and outstanding                 10                10
    Additional paid-in capital                                                               74,549            77,514
    Accumulated deficit                                                                     (13,463)          (11,000)
                                                                                         ----------        ----------
    Total shareholders' equity                                                               61,096            66,524
                                                                                         ----------        ----------
    Total liabilities and shareholders' equity                                               90,228           108,652
                                                                                             ======            ======
                                                   See accompanying notes.

                                                         UABL LIMITED

                                            CONSOLIDATED STATEMENTS OF OPERATIONS

                                        FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                           AND FOR THE PERIOD OCTOBER 24 (INCEPTION DATE) THROUGH DECEMBER 31, 2000

                                            (stated in thousands of U.S. dollars)
                                                                            Year / period ended December 31,
                                                                 -------------------------------------------------------
                                                                       2002              2001               2000
                                                                    (365 days)        (365 days)         (69 days)

                                                                 -------------------------------------------------------
REVENUE

    Revenues                                                            31,440            35,933             3,993
    Revenues from related parties                                          895             4,027               640
    Management fee from related parties                                 13,784            15,055             1,947
    Other revenues                                                         941             1,566                 -
                                                                     ---------         ---------         ---------
    Total revenue                                                       47,060            56,581             6,580
                                                                     ---------         ---------         ---------
OPERATING EXPENSES (1)

    Port expenses                                                       (3,902)           (5,671)           (1,260)
    Boat costs                                                         (13,163)          (18,968)           (3,347)
    Barge costs                                                         (4,257)           (4,597)           (1,116)
    Charter hire from related parties                                  (19,755)          (22,399)           (2,944)
    Depreciation of property, plant and equipment                       (4,070)           (3,259)             (688)
    Administrative expenses                                             (3,565)           (5,219)             (643)
                                                                     ---------         ---------         ---------
    Total operating expenses                                           (48,712)          (60,113)           (9,998)
                                                                     ---------         ---------         ---------
  Operating loss                                                        (1,652)           (3,532)           (3,418)
                                                                     ---------         ---------         ---------
OTHER INCOME (EXPENSES), net

    Investment in affiliates                                               (99)              (83)              (86)
    Interest expense                                                      (997)             (282)                -
    Foreign exchange gains                                                  83               513                 -
                                                                     ---------         ---------         ---------
    Total other income (expenses), net                                  (1,013)              148               (86)
                                                                     ---------         ---------         ---------
  Loss before tax on minimum  presumed  income and income tax for
   the year                                                             (2,665)           (3,384)           (3,504)

    Tax on minimum presumed income for the year                           (200)             (725)              (95)
    Income taxes                                                           402                 -                 -
    Settlement of tax contingency                                            -            (3,292)                -
                                                                     ---------         ---------         ---------
  Net loss                                                              (2,463)           (7,401)           (3,599)
                                                                     =========         =========         =========

(1)  In addition to charter hires from related parties, operating expenses included 1,206 and 3,226 in 2002 and 2001, respectively, related to charges from related parties.

                                                   See accompanying notes.

                                                         UABL LIMITED


                                       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                        FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                           AND FOR THE PERIOD OCTOBER 24 (INCEPTION DATE) THROUGH DECEMBER 31, 2000

                                             (stated in thousands of US dollars)
                                                         Additional
                                              Common       paid-in       Accumulated
                  Balance                      stock       capital         deficit         Total
----------------------------------------------------------------------------------------------------
October 24, 2000                                 10         74,395                -        74,405

Net loss for the period (69 days)                 -              -           (3,599)       (3,599)
                                               ----     ----------       ----------     ----------
December 31, 2000                                10         74,395           (3,599)       70,806

Additional paid-in capital                        -          3,119                          3,119

Net loss for the year                             -              -           (7,401)       (7,401)
                                                ---      ---------        ---------     ---------
December 31, 2001                                10         77,514          (11,000)       66,524

Spin off approved by the shareholders'
    on August 15, 2002                            -         (2,965)               -        (2,965)

Net loss for the year                             -              -           (2,463)       (2,463)
                                               ----      ---------        ---------     ---------
December 31, 2002                                10         74,549          (13,463)       61,096
                                               ====      =========        =========     =========

                                                   See accompanying notes.


                                                         UABL LIMITED
                                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
                           AND FOR THE PERIOD OCTOBER 24 (INCEPTION DATE) THROUGH DECEMBER 31, 2000
                                            (stated in thousands of U.S. dollars)
                                                                                                  Year ended December 31,
                                                                                       --------------------------------------------
                                                                                           2002            2001            2000
                                                                                        (365 days)      (365 days)      (69 days)
                                                                                       -------------- -----------------------------
      CASH FLOWS FROM OPERATING ACTIVITIES

         Net loss                                                                           (2,463)        (7,401)         (3,599)

         Adjustments to reconcile net loss to net cash provided by (used in)
         operating activities:
             Depreciation of property and equipment                                          4,070          3,259             688
             Loss from investment in affiliates                                                 99             83              86
             Income from sales of property and equipment                                      -                (2)              -

         Changes in assets and liabilities, net:
             (Increase) decrease in assets:
                Accounts receivable                                                          1,305          2,029          (3,150)
                Due from affiliates                                                         16,871        (16,811)           (484)
                Inventories                                                                    413             96          (1,561)
                Prepaid expenses                                                             1,127         (1,157)           (615)
                Other receivables                                                            1,235          1,260           2,349
             Increase (decrease) in liabilities:
                Accounts payable and accrued expenses                                       (1,259)        (4,055)          4,365
                Due to affiliates                                                          (12,498)        27,436           1,013
                Other payables                                                                 119           (530)            (95)
                                                                                       -------------  -------------   -------------
                Net cash provided by (used in) operating activities                          9,019          4,207          (1,003)
                                                                                       -------------  -------------   -------------
      CASH FLOWS FROM INVESTING ACTIVITIES

         Proceeds from property and equipment                                                  597             53
         Loans granted to related parties                                                   (2,158)             -               -
         Investment in certificate of deposit                                                 (186)           607            (607)
         Purchases of property and equipment                                                (7,699)       (17,145)              -
         Investment in affiliate                                                             -             (2,461)              -
                                                                                       -------------  -------------   -------------
                Net cash used in investing activities                                       (9,446)       (18,946)           (607)
                                                                                       -------------  -------------   -------------
      CASH FLOWS FROM FINANCING ACTIVITIES

         Proceeds from issuance of long-term debt                                            5,594         10,100               -
         Repayment of long-term debt                                                        (4,497)          (270)              -
         Repayment of loans due to related parties                                            (455)             -               -
         Capital contribution                                                                -              3,119               -
                                                                                       -------------  -------------   -------------
                Net cash provided by financing activities                                      642         12,949               -
                                                                                       -------------  -------------   -------------
                Net increase (decrease) in cash and cash equivalents                           215         (1,790)         (1,610)

                Cash and cash equivalents at beginning of year                                 106          1,896           3,506
                                                                                       -------------  -------------   -------------
                Cash and cash equivalents at end of year                                       321            106           1,896
                                                                                       =============  ===========     =============
      Supplemental cash flow information:
      Interest paid                                                                            715             57               1
      Income taxes paid                                                                        100            569              82

                                                   See accompanying notes.

                                  UABL LIMITED


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      (stated in thousands of U.S. dollars)

1.   CORPORATE ORGANIZATION AND NATURE OF OPERATIONS

     Organization

     ACBL Hidrovias Ltd. ("ACBLH"), a subsidiary of American Commercial Lines LLC ("ACL"), and UP River (Holdings) Ltd. ("UP River"), a Bahamian corporation and wholly-owned subsidiary of Ultrapetrol (Bahamas) Limited ("Ultrapetrol"), individually and through their subsidiaries, owned certain vessels, land-based assets, permits and contracts of affreightment, which they used to operate a river transportation business on the Parana, Paraguay and Uruguay Rivers in Argentina, Bolivia, Brazil, Paraguay and Uruguay.

     The respective Boards of Directors of ACBLH and UP (collectively, the "Parties") decided to combine the businesses of ACBLH and UP into a new business entity, UABL Limited ("the Company" or "UABL Limited"), and for that purpose executed a Consolidation Agreement ("the Consolidation Agreement") on October 18, 2000 (the "Closing Date"). As a result of the business combination, the Company was organized and registered as a Bahamian corporation on October 18, 2000. The Company has an authorized capital stock of 10,000 shares, with a par value of $1 per share and is owned equally by UP and ACBLH and its affiliates. These contributions were recorded at the historical cost basis of the related entities or assets.

     On the Closing Date and in accordance with the Consolidation Agreement, UABL S.A. ("UABL SA"; formerly ACBL Hidrovias S.A.), under Argentinean legislation and UP River, under Bahamian legislation, were contributed to the Company by ACBLH and UP River, respectively. Additionally, the parties contributed equipment, cash and certain time charter contracts involving certain vessels to the Company on the Closing Date.

     Lonehort S.A. ("Lonehort") a ship management company serving the boats, barges and other marine equipment of the Company was created in October 2000. UABL Limited is its sole shareholder (100% interest).

     As of December 31, 2002, 2001 and 2000 the consolidated financial statements include the accounts of the Company and its subsidiaries described as follows:

                                      Company                                       Origin        2002      2001       2000
      ------------------------------------------------------------------------- --------------- -------------------- ----------
      -     Thurston Shipping Inc. ("Thurston")                                   Panamanian      100%      100%       100%
      -     UABL International S.A. ("UABL International")                        Panamanian      100%      100%       100%
      -     UABL S.A.                                                            Argentinian      100%      100%       100%
      -     Sernova S.A. ("Sernova")                                             Argentinian      100%      100%       100%
      -     UABL Paraguay S.A. ("UABL Paraguay")                                  Paraguayan      100%      100%       100%
      -     Riverpar S.A. ("Riverpar")                                            Paraguayan      100%      100%         -
      -     Yataiti S.A. ("Yataiti")                                              Paraguayan      100%      100%         -
      -     ACBL del Paraguay S.A. ("ACBL del Paraguay")                          Paraguayan      100%      100%         -
      -     Lonehort S.A. ("Lonehort")                                            Panamanian      100%      100%       100%
      -     UABL Barges (Panama) Inc. ("UABL Barges")                             Panamanian      100%        -          -

     Recent developments

     Argentina
     Approximately 17% of the Company's revenues are generated from its Argentine subsidiaries which also hold approximately 44% of the consolidated assets of the Company. Argentina has undergone major economic, political and social changes in the last several years, including significant economic changes in December 2001 and throughout 2002. Most importantly, in January 2002 the government eliminated the prior convertibility law which had been in place since 1991 through which the Argentine peso was traded at one peso per U.S. dollar. Beginning in February 2002 the government established a single market for all foreign exchange transactions at a single free-floating exchange rate. Subsequent to this change the Argentine peso devalued significantly and as of December 31, 2002 the peso was trading on one peso per 3.32 U.S. dollars.

     In addition to the above changes the government also converted all debts denominated in U.S. dollars or other foreign currencies in the financial system to pesos at the exchange rate of one peso per US$1.00. There were also various other banking and foreign payment restrictions which were substantially lifted in 2002.

     The majority of the Argentine subsidiary's revenues are denominated and collected in U.S. dollars. In addition, the Company does not have financial loans denominated in pesos in Argentina. Accordingly, the above economic changes in Argentina did not significantly adversely affect the Company. The most significant impact related to the reduction of the U.S. dollar equivalent value of the Company's peso denominated operating expenses.

     Notwithstanding the above, the Argentine government continues to make changes in the country which could affect the Company's Argentine operations.

     Paraguay
     Approximately 31% of the Company's revenues are generated from its Paraguayan subsidiaries which also hold approximately 25% of the consolidated assets of the Company. Paraguay has undergone certain economic, political and social changes in the last several years, including an approximate 50% devaluation of the Guaranii (monetary unit in Paraguay) in 2002.

     The majority of the Paraguayan subsidiaries' revenues are denominated and collected in U.S. dollars. In addition, the Company does not have financial loans denominated in guarani in Paraguay. Accordingly, the above economic changes in Paraguay did not significantly adversely affect the Company. The most significant impact related to the reduction of the U.S. dollar equivalent value of the Company's guarani denominated operating expenses.

     Notwithstanding the above, future economic changes in Paraguay could affect the Company's subsidiaries and operations in this country.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Basis of presentation and principles of consolidation

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

          The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly-owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

          Certain reclassifications have been made to December 31, 2001 and 2000 amounts to conform with December 31, 2002 presentation.


     b)   Foreign-currency remeasurement

          The Company uses the US dollar as its functional currency. The majority of the Company's sales are billed and collected in U.S. dollars and all financing is in U.S. dollars.

          All monetary assets and liabilities not denominated in US dollars have been remeasured into US dollars using the exchange rates in effect at the balance sheet date. Operations statement amounts have been translated using the average exchange rate for each month. Gains or losses resulting from foreign currency measurements are included in the operations statement for the same year.

     c)   Investments

          As of December 31, 2002, this account includes a certificate of deposit in Citibank N.A., Paraguay.

     d)   Other receivables

          This account mainly includes claims receivables, tax credits for VAT and income tax withholdings as of December 31, 2002 and 2001.

     e)   Inventories

          This account includes fuel, lubricants and spare parts, which were accounted for at the lower of cost or market. The amounts for each item were as follows:

                                                  2002           2001
                                               -----------    -----------

           Spare parts                              696            995
           Fuel                                     356            470
                                               --------       --------
              Total                               1,052          1,465
                                               ========       ========

     f)   Prepaid expenses

          This account includes prepaid insurance, charter expenses and advances to suppliers.

     g)   Property and equipment

          Property and equipment, which is principally comprised of river barges, tugboats and river equipment is stated on the basis of cost. This cost includes the purchase price and all directly attributable costs for the asset to be in working condition. Maintenance and repair costs are expensed as incurred.

          The barges and tugboats are considered to have useful lives of 35 years from the date on which they were built. The depreciation amount is calculated net from the scrap value of the barges and tugboats (5% of the acquisition cost). River equipment is considered to have a useful life of 15 years. Depreciation for all property and equipment is recorded by the straight-line method over the estimated useful lives of the related assets.

          Long-lived assets are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. There was no impairment in 2002.

     h)   Investment in affiliates

          This account included the Company's 50% interest in Obras Terminales y Servicios S.A. ("OTS"), and 50% in Puertos del Sur S.A., through UABL Paraguay.

          These investments were accounted for by the equity method.

          During the year the Company contributed its equity share of these companies to UABL Terminals. Refer to Note 4.

     i)   Accounts payable and accrued expenses

          This account mainly includes payables to agents and suppliers.

     j)   Other payables

          This account mainly includes salaries, social security payables, taxes payable and accruals.

     k)   Revenue recognition

          Barge transportation revenues are recognized daily as earned from charters over the period of the respective agreements.

     l)   Use of estimates

          The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated.

     m)   Comprehensive income:

          According to SFAS No. 130, the Company is required to disclose separately the changes in shareholders' equity, other than net income (loss) and transactions with shareholders, defined as other comprehensive income. The Company has no items of other comprehensive income to report. The comprehensive income only includes the net income (loss) for the year.

     n)   Fair value of financial instruments:

          The fair value of the Company's financial instruments, which include cash and cash equivalents, investments, accounts receivable and accounts payable and long and short-term debt, approximates carrying value.

     o)   Cash and cash equivalents:

          Cash and cash equivalents include highly-liquid, temporary cash investments with original maturities of three months or less when purchased.

     p)   Allowance for doubtful accounts

          Changes in allowance for doubtful accounts for the years ended December 31, 2002 and 2001 are as follows:

                                                                                 December 31,
                                                                     --------------------------------------
                                                                           2002                2001
                                                                     ------------------  ------------------
          Balance at January 1,                                               312                 355
          Provision                                                           108                 312
          Amounts written off                                                (110)               (355)
          Amounts recovered                                                   (45)                  -
                                                                          -------              ------
          Balance at December 31,                                             265                 312
                                                                          =======              ======


          Changes in allowance for doubtful accounts for the period October 24, 2000 to December 31, 2000 are as follows:

          Balance at October 24, 2000                                           -
          Provision                                                           355
                                                                          -------
          Balance at December 31, 2000                                        355
                                                                          =======


3.   PROPERTY AND EQUIPMENT

      The capitalized cost of property and equipment and the related accumulated depreciation as of December 31, 2002 and 2001 is as follows:

                                                                            December 31,
                                                                    ------------------------------
                                                                         2002           2001
                                                                    --------------- --------------
       Boats and tug boats                                                 7,978           5,185
       Barges                                                             77,731          74,994
       Improvements in third's parties assets                              2,691               -
       Vehicles                                                               89              82
       Equipment                                                           3,443           3,346
       Furniture & fixtures                                                  981             964
       Land & operating base                                               2,730           2,622
       Work in progress                                                      126           1,787
       Prepayment to suppliers                                               281               -
                                                                      ----------      ----------
                                                                          96,050          88,980
       Less accumulated depreciation                                     (15,135)        (11,097)
                                                                      ----------      ----------
       Total                                                              80,915          77,883
                                                                      ==========      ==========

4.   SPIN-OFF OF EQUITY INVESTMENT

     In 2002 the shareholders of UABL Limited decided to spin-off their equity interest in OTS SA and Puertos del Sur SA to UABL Terminals. UABL Terminals is owned by the same ultimate shareholders as UABL Limited. Accordingly, since the transaction was between entities under common ownership, the transaction was accounted for at historical cost and no gain or loss was recognized.

5.   COMMITMENTS AND CONTINGENCIES

     a)   Consolidation agreement

          According to the provisions of the Consolidation Agreement, UABL Limited shall not be obligated or become liable for any obligation or liability, known or unknown, fixed, contingent or otherwise of UP, UP River or the Subsidiaries of UP and ACBLH, UABL SA, arising prior to October 24, 2000 in connection with any vessel, or any vessel chartered to UABL Limited, in connection with or arising out of or resulting events occurring prior to that date, without limitation, any liability arising in connection with any environmental liabilities, legal violations, litigation, employee claims, loan agreements or other indebtedness, any tax, or any other liabilities, obligations, or exception to any representation or warranty. UABL Limited shall not assume, and UP and ACBLH shall severally indemnify UABL Limited against such liabilities.

          In addition, pursuant to the mentioned Consolidation Agreement, all claims, severance benefits, costs, and other expenses, social security taxes, charges and contributions and other costs incurred by UABL SA or UP River, or subsidiary of UP River, in connection with an employee employed by the Company and subsequently terminated by the Company shall be paid by the Company to, or on behalf of ACBLH or UP, as the case may be; provided, that the maximum amount that the Company shall be required to pay to or on behalf of parent companies in respect of any of the mentioned costs in the aggregate, shall be 1,800. ACBLH and UP agreed to fully indemnify the Company against such liabilities over the mentioned amount.

          During 2000 the Argentine tax authority served a notice to UABL SA with the purpose of verifying the latter's compliance with transfer pricing regulations for transactions with related companies for the period prior to the organization of UABL Limited, i.e. during 1996, 1997, 1998 and 1999, among other things.

          In light of the above, the Company amended its income tax returns for the above-mentioned years charging a loss of 3,292 to UABL SA's income statement (consisting of a tax loss of 2,270, interest expense for 1,487 and a gain on the sale of government bonds of
          465). In compliance with the contract provision described above, ACBLH compensated UABL Limited in the amount of 3,119 causing a net decrease of 173, in the shareholders equity.

          According to US GAAP, this compensation was accounted for as additional paid-in capital and was not offset against the loss generated by the tax liability.

     b)   Temporary import of goods

          As of December 31, 2002, the Company had fixed assets imported temporarily into Argentina for 4,773.

          In accordance with the prevailing tax legislation in Argentina, the deadline and time limit for paying the applicable import duties definitively expires three years after goods, including marine equipment, are brought into the country. The Company obtained an extension from the Argentinean tax authorities for the assets imported in 1996, 1997 and 1998, which had expired during 2002. The Company reexported those assets during January 2003.

c)   Leases

          The Company leases a boat and sixteen barges under capital leases until 2006.

          Property and equipment includes the following amounts for leases that have been capitalized at December 31, 2002:

         Boat                                                 1,543
         Barges                                               2,518
                                                          ---------
                                                              4,061
         Less accumulated depreciation                         (168)
                                                          ---------
                                                              3,893
                                                          =========

          The Company recorded depreciation expense in the amount of 168 on assets recorded under capital leases for the year ended December 31, 2002.

          Under the charter agreements entered into by the parties, both UP and ACBLH lease certain vessels which were not contributed to the Company through the Consolidation Agreement. These operating leases expire in 2008.

          The Company recorded charter hire expenses to related parties of 19,755, 22,399 and 2,944 for the years ended December 31, 2002, 2001 and 2000, respectively.

          Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following as of December 31, 2002:

                                                                                       Operating
                                                                       Capital          leases -
                                                                       leases           Related parties
                                                                     ---------------  -----------------
                     2003                                                    732            20,068
                     2004                                                    732            20,068
                     2005                                                    732            20,068
                     2006                                                    183            20,068
                     2007                                                      -            20,068
                     2008                                                      -             4,947
                                                                        --------        ----------
                     Total minimum lease payments                          2,379           105,287
                                                                                        ==========
                     Amount representing interest                           (241)
                                                                        --------
          Present value of net minimum lease  payments  (including
             current portion of 611)                                       2,138
                                                                        =======


     d)   Other

          10% of the Company's employees are covered by a collective bargaining agreement.

     e)   Contingencies

          The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and are probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company's consolidated financial position or results of operations

6.   INCOME TAXES

     As the earnings from shipping operations of UABL International and Thurston are derived from sources outside of Panama, such earnings are not subject to Panamanian taxes.

     UABL Paraguay, ACBL del Paraguay, Yataiti and Riverpar are subject to Paraguayan corporate income taxes. UABL SA and Sernova are subject to Argentine corporate income taxes.

     In Argentina the tax on minimum presumed income ("TOMPI") supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The Company's tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year tax on minimum presumed income exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

     The Company accounts for income taxes under the liability method in accordance with SFAS No. 109 "Accounting for Income Taxes".

     Under this method, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each year end. Deferred tax assets are recognized for all temporary items and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the asset will be realized.

     UABL Limited's pre-tax income for the years ended December 31, 2002, 2001 and 2000 was taxed in foreign jurisdictions (Argentina and Paraguay).

     The provision (benefit) for income taxes (which includes TOMPI) is comprised of:

                                                                         For the year/period ended December 31,
                                                                   ---------------------------------------------------
                                                                        2002              2001              2000
                                                                   ---------------    -------------     --------------
      Current

         Argentina                                                      211                725                95
         Paraguay                                                       182                  -                 -
                                                                     ------             ------             -----
      Total current                                                     393                725                95
                                                                     ------             ------             -----

      Deferred

         Argentina                                                     (464)                 -                 -
         Paraguay                                                      (131)                 -                 -
                                                                     ------             ------             -----
      Total deferred                                                   (595)                 -                 -
                                                                     ------             ------             -----
      Total                                                            (202)               725                95
                                                                     ======             ======             =====

     Reconciliation of the tax (benefit) provision to taxes calculated based on the statutory tax rates is a follows:

                                                                          For the year ended/period December 31,
                                                                          ----------------------------------------
                                                                             2002          2001           2000
                                                                          -----------    ----------    -----------
                                                                          -----------    ----------    -----------
      Pre-tax (loss)                                                        (2,665)        (3,384)       (3.504)
      Sources not subject to income tax                                      4,576          3,598        (5,303)
      Income derived from permanent differences                                200         (1,857)            7
                                                                          --------       --------      ---------
                                                                             2,111         (1,643)        8,800

      Statutory tax rate                                                     35%             35%           35%
                                                                          --------       --------      ---------
      Tax provision (benefit)                                                  739           (575)       (3,080)

      Increase (decrease) in valuation allowance                            (2,966)           575         3,080

      Exchange loss on net deferred tax assets                               1,825           -             -

      Tax on minimum presumed income                                           200            725            95
                                                                          --------       --------      --------
      Income tax provision (benefit)                                          (202)           725            95
                                                                             =====          =====          ====

     As of December 31, 2002 UABL SA had accumulated net operating loss carryforwards ("NOLs") totaling 3,543 that expire in 2005. The use of the NOLs will depend upon future taxable income in UABL SA in Argentina. For financial reporting purposes, the corresponding deferred tax asset of 1,240 has a valuation allowance of 776 to offset the deferred tax asset related to this NOL.

     As of December 31, 2002, UABL SA had a credit related to TOMPI of 464 which expires 143 in 2010, 135 in 2011 and 186 in 2012. This tax credit is fully reserved. In addition, ACBL del Paraguay had NOLs of 1,077 that expire in 2005. These NOLs are fully reserved. UABL Paraguay has NOLs of 507. The use of these NOLs will depend upon future taxable income in UABL Paraguay. For financial reporting purposes, the corresponding deferred tax asset of 152 has a valuation allowance of 52 to offset the deferred tax asset related to this NOL.

                                                                                   2002                 2001
                                                                              ----------------     ----------------
      Deferred tax assets
         NOLs                                                                        1,663                3,310
         Due to affiliate                                                              116                1,681
         TOMPI credit                                                                  162                   97
         Other, net                                                                      6                   77
                                                                                  --------             --------
         Total deferred assets                                                       1,947                5,165
                                                                                  --------             --------
      Deferred tax liabilities

         Property and equipment                                                        257                  264
         Other receivables                                                               -                  593
         Account receivable, net                                                         -                  230
         Other, net                                                                      -                   17
                                                                                  --------             --------
         Total deferred liabilities                                                    257                1,104
                                                                                  --------             --------
         Valuation allowance                                                        (1,095)              (4,061)
                                                                                  --------             --------
         Net deferred assets                                                           595                    -
                                                                                     =====                =====

7.   RELATED-PARTY TRANSACTIONS

     As of December 31, 2002 and 2001 the balances from related parties were as follows:

      Accounts receivable from related parties

                                                                                    2002                2001
                                                                             -----------------   -----------------
      Current:

      -     Ultrapetrol SA                                                              10                 134
      -     Ultrapetrol (Bahamas) Ltd.                                                   -               1,087
      -     Parfina SA                                                                  61                  14
      -     Oceanmarine                                                                194                 331
      -     ACBLH (1)                                                                   10               9,207
      -     Oceanpar                                                                    18                   2
      -     Princely International Finance Corp. and its wholly-owned
               subsidiaries                                                              -               6,449
      -     UABL Terminals Ltd.                                                         60                   -
                                                                                 ---------         -----------
                                                                                       353              17,224

      Loans due from related parties -- OTS S.A.                                         -                  71
                                                                                 ---------         -----------
                                                                                       353              17,295
                                                                                    ======               =====


(1)  This entity is a subsidiary of ACL who is a 50% shareholder of the Company. See note 13 related to significant events at ACL.


                                                                                    2002                2001
                                                                              -----------------   -----------------
      Noncurrent:

      Loans due from related parties (1)

      -     OTS SA                                                                     173                   -
      -     Puertos del Sur SA                                                       2,056                   -
                                                                                 ---------         -----------
                                                                                     2,229                   -
                                                                                     =====              ======
      Accounts payable to related parties

      -     Mansan SA                                                                  201               1,518
      -     Ultrapetrol SA                                                             678                  57
      -     Majestic Maritime Ltd.                                                     185                   -
      -     Princely International Finance Corp. and its wholly-owned
              subsidiaries                                                           3,497               9,729
      -     ACBLH (2)                                                                5,372              13,150
      -     Oceanpar SA                                                              1,777                   -
      -     Oceanmarine                                                                 63                   -
      -     Parfina                                                                    555                 569
      -     Louisiana Dock Company LLC                                                 552                 355
                                                                                ----------          ----------
                                                                                    12,880              25,378
                                                                                 ---------          ----------
      Loans due to related parties (1)

      -     ACBLH (2)                                                                1,375               1,350
      -     Ultrapetrol (Bahamas) Ltd.                                               1,101               1,721
      -     Ultrapetrol SA                                                             140                   -
                                                                                ----------          ----------
                                                                                     2,616               3,071
                                                                                ----------          ----------
                                                                                    15,496              28,449
                                                                                    ======               =====

(1)    These loans accrue no interest and have no maturity date.

     For the years ended December 31, 2002 and 2001 and for the period October, 24 through December 31, 2000, the transactions with related parties were as follows:


                                                                          2002                2001              2000
                                                                       (365 days)          (365 days)         (69 days)
                                                                     ----------------    ---------------    --------------

      Revenues from related parties

      -     Parfina SA                                                        424               1,777                266
      -     Oceanpar SA                                                       411               1,470                199
      -     Ultrapetrol SA                                                  -                     449                 30
      -     ACBLH (2)                                                       -                  -                     145
      -     Oceanmarine                                                        60                 331                  -
                                                                       ----------          ----------          ---------
           Total                                                              895               4,027                640
                                                                       ----------          ----------          ---------

(2)   This entity is a subsidiary of ACL who is a 50% shareholder of the Company.  See note 13 related to significant events at ACL.

                                                                          2002                2001              2000
                                                                       (365 days)          (365 days)         (69 days)
                                                                     ----------------    ---------------    --------------
      Management fee revenue

      -     ACBLH (1)                                                       7,185               7,709              1,457
      -     Ultrapetrol (Bahamas) Ltd.                                        912                 913                173
      -     Princely International Finance Corp. and its wholly
               owned subsidiaries                                           5,687               6,433                  -
      -     Ultrapetrol SA                                                      -                   -                317
                                                                       ----------          ----------          ---------
           Total                                                           13,784              15,055              1,947
                                                                       ----------          ----------          ---------
           Total revenues from related parties                             14,679              19,082              2,587
                                                                           ======              ======              =====
      Operating expenses

      -     ACBLH (1)                                                       10,097             11,539              2,089
      -     Oceanpar SA                                                     1,537              107                329
      -     Mansan SA                                                       1,205              1,432              224
      -     Majestic Maritime Ltd.                                          348                     -                  -
      -     Ultrapetrol SA                                                  621                154                134
      -     Parfina SA                                                      543                800                168
      -     Lousiana Dock Company LLC                                            -             355                     -
      -     Oceanmarine SA                                                  13                 318                     -
      -     Princely International France Corp. and its wholly
               owned subsidiaries                                            6,597             10,920                  -
                                                                        ----------       ------------          ---------
           Total                                                      (2)   20,961       (2)   25,625              2,944
                                                                            ======            =======              =====

      Cash (paid) from related parties related to loans due to related parties

      -     Ultrapetrol SA                                                     140                  -                  -
      -     Ultrapetrol (Bahamas) Ltd.                                        (620)             1,721                  -
      -     ACBLH (1)                                                           25              1,950                  -
                                                                        ----------         ----------          ---------
            Total                                                             (455)             3,671                  -
                                                                            ======             ======              =====
      Cash  paid to  related  parties  related  to  loans  due  from related parties

      -     OTS SA                                                             102                 71                  -
      -     Puertos del Sur SA                                               2,056                  -                  -
                                                                        ----------         ----------          ---------
      Total                                                                  2,158                 71                  -
                                                                            ======             ======              =====
      Property,  spare parts and equipment acquisitions from related parties

      -     Oceanmarine SA                                                      49                  -                  -
      -     Lousiana Dock Company LLC (1)                                      721                790                  -
                                                                        ----------         ----------          ---------
                                                                               770                790                  -
                                                                            ======             ======              =====

(1)  These entities are subsidiaries of ACL who is a 50% shareholder of the Company. See note 13 related to significant events at ACL.

(2)  Includes 19,755 and 22,399 as of December 31, 2002 and 2001, respectively, related to the hire of certain vessels according to the Charter Party Agreement dated as of October 24, 2000 and
     1,206 and 3,226 related to expense recovery and administrative services fees.


      Management fee revenue

      Management fee relates to compensation for crew, maintenance and operation of certain vessels related to Ship Management Agreements dated as of October 24, 2000, between Lonehort S.A., ACBLH and Ultrapetrol Bahamas Ltd.

      These agreements have a period of three years and can be extended at the option of ACBLH and Ultrapetrol Bahamas Ltd. for an additional three years and afterwards, an additional two years. The Management fees are stipulated in the related contracts for each specific vessel.

      Charter party agreements

      The Company and its subsidiaries entered into Charter Party Agreements with ACBLH and Ultrapetrol Bahamas Ltd. and its subsidiaries. These agreements have a period of three years, which is renewable at the owners' option for all or part of the vessels included in the agreements for a further three years after which the owner has a further option to renew for two more years.

      Under these agreements the Company and its subsidiaries pay a daily rate which is specific to stated vessels.


      Expenses Recovery and Administrative Service Fees

      The Company's shareholders charged the Company certain expenses in 2002 and 2001 related to cost-sharing functions for legal, insurance and administrative areas. There is no formal written agreement related to these charges.

8.    BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

      The Company's operations include only one business segment river transportation services in South America. For such reason, as of December 31, 2002, 2001 and 2000, no additional business or geographic segment information is disclosed.

9.    PURCHASE OF BARGES AND PLEDGED ASSETS

      In November 2001, ACBL del Paraguay acquired from Transamerica Ltd. twenty-four dry-cargo barges under a Paraguayan flag with a gross tonnage of 1,500 tons each. The barges were built in 1998 and 1999. Together with the barges the Company also acquired a tugboat. The tugboat has a Paraguayan flag and was built in 1999.

      The transaction was closed in the total amount of 11,100 payable as follows: a down payment of 3,100 and a 8,000 Transamerica Ltd loan repayable in 60 monthly installments of 161, which include interest at a 7,94% annual rate. As of December 31, 2002 this debt totaled 6,364 (including the current portion of 1,479) and is due in the following years succeeding December 31, 2002: 1,479 in 2003, 1,601 in 2004, 1,732
      in 2005 and 1,552 in 2006.

      The transaction was secured with a mortgage in favor of Transamerica Ltd. covering the full value of the assets acquired. As of December 31, 2002 the net book value of these assets was 10,734.

      ACBL del Paraguay and UABL Limited committed, among other things, to preserve its corporate existence, to respect all the laws and applicable regulations, to maintain and preserve all its properties, not to enter into any merger transaction, consolidation of liquidation, not to change the terms and conditions of vessels management, not to dispose of a significant part of its assets or business, not to assume any debt, excluding those related with the ordinary course of business, to be responsible for the management and operation of vessels and to limit the distribution of dividends in the event of default.

      In December 2001, UABL Paraguay acquired from Citibank N.A. Paraguay seven dry-cargo barges with Paraguayan flag with a gross tonnage of 1,500 tons each. The barges were built in 1997 and 1998.

      The transaction was closed in the total amount of 2,100 payable in 17 semiannual installments. The first installment was paid in December 2002. Interest accrues at LIBOR (London interbank offered rate) plus 275 bp. As of December 31, 2002 the debt totaled 1,976 (including the current portion of 247) and the maturities for the years subsequent to December 31, 2002 are 247 in each year for the years 2003 through 2007 and 741 thereafter.

      This transaction was secured with a mortgage in favor of Citibank N.A. Paraguay on the assets acquired and on other barges owned by UABL Paraguay as a credit enhancement. As of December 31, 2002 the net book value of these assets is 2,269.

      As of December 31, 2002 UABL Limited had additional long term and short-term debt totaling 64 and 385, respectively.

10.   MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

     a)   Major customers

          For the year ended December 31, 2002 revenues from four Company customers represented 9,807, 7,494, 6,599, and 4,101 of UABL's consolidated revenues.

          For the year ended December 31, 2001 revenues from three Company customers represented approximately 6,433, 7,709 and 10,304 of UABL's consolidated revenues.

     b)   Concentrations of credit risk

          Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, investment, accounts receivable and other receivables.

          The financial institutions are located in Argentina, Paraguay and the United States and the Company's cash management policy is designed to limit exposure to any one institution. As of December 31, 2002 the Company's investment in certificates of deposit was 186.

          Concentrations of credit risk with respect to accounts receivable are limited due to the large number of entities comprising the Company's customer base and their credit rating.

          As of December 31, 2002 the Company's receivables from OTS SA and Puerto del Sur SA amounted to 2,229. The Company does not require collateral for these receivables.

11.   CLAIMS AGAINST INSURANCE COMPANIES

      As of December 31, 2002 and 2001, the "Other receivables" account includes 814 and 1,515 in claims against insurance companies. Claims for 2,172 have been made by UABL Limited against the insurance companies regarding the repair expenses incurred to date for damage to some boats in 2002 and 2001. The "Other revenues" account for the year ended December 31, 2002, includes 500 in compensation received from insurers in connection with an accident including the Pueblo Esther tugboat during the year. As December 31, 2002 this amount was fully collected.

      In addition, the "Other revenues" account for the year ended December 31, 2001 includes 687 related to claims for loss of income (business interruption) corresponding to the Alianza Rosario and San Pedro tugboats.


12.  NEW AGREEMENTS SIGNED BY THE COMPANY AND ITS SUBSIDIARIES

     On December 17, 2002, UABL Barges signed a loan agreement with the International Financial Corporation (IFC) amounting to 20,000.

      This loan is divided into two tranches:

     - Tranche A, amounting to 15,000, is payable in 14 semiannual installments of 1,071 each, beginning on June 15, 2005 and ending on December 15, 2011. This loan shall accrue interest at LIBOR plus 3.75% per year.

     - Tranche B, amounting to 5,000, is payable in 10 semiannual installments of 500 each, beginning on June 15, 2005 and ending on December 15, 2009. This loan shall accrue interest at LIBOR plus 3.50% per year.

     As of December 31, 2002 the Company had not received any funds related to this loan.

     In addition, on February 27, 2003, UABL Barges signed a loan agreement with Kreditanstalt fur Wiederaufbau (KFW) amounting to 10,000.

     This loan shall be payable in 10 semiannual installments of 1,000 each, beginning on June 15, 2005 and ending on December 15, 2009. This loan shall accrue interest at LIBOR plus 3.50% per year.

     The funds must be disbursed before May 31, 2005, while the first disbursements shall be made before March 31, 2003.

     These loans are guaranteed by UABL Limited and its subsidiaries and secured by a mortgage taken on existing on to be acquired barges and tugboats belonging to UABL Limited and its subsidiaries.

     The funds deriving from such loans shall be used as follows: (i) 15,000 to acquire barges and tugboats by UABL Barges, the Company or any subsidiary thereof, (ii) 3,000 to grant a loan to the Company or any subsidiary thereof to acquire or build inland transportation terminals and (iii) 12,000 to grant a loan to the Company to refinance barges, tugboats and other related assets acquired by the Company or any subsidiary thereof during 2001 and 2002.

     UABL Barges has agreed to keep a debt coverage ratio not lower than 1, and not to take other loans, change its business nature, pay dividends and sell, transfer or somehow dispose of a significant portion of its assets, among others.

     In addition, UABL Limited has agreed to keep a debt coverage ratio not lower than 1.25 until June 15, 2005, not lower than 1.50 from such date onwards and a consolidated debt ratio lower than 1. It further agreed to keep the market value of mortgaged assets at 130% of the remaining loan debt, and not to pay dividends under certain circumstances, change its business nature, take other loans and sell, transfer or somehow dispose of a significant portion of its assets, among others.

13.  SUBSEQUENT EVENTS - SIGNIFICANT EVENTS AT ACL

     On January 31, 2003 ACL announced that it had filed a petition with the U.S. Bankruptcy Court for the Southern District of Indiana, New Albany Division, to reorganize under Chapter 11 of the U.S. Bankruptcy Code. ACL said that it filed to reorganize its capital and debt structure in an orderly fashion while continuing normal business operations. Included in the filing are ACL, ACL's parent American Commercial Lines Holdings LLC, American Commercial Barge Line LLC, Jeffboat LLC, Lousiana Dock Company LLC and ten other U.S. subsidiaries of ACL.

     The Company does not believe that this event will affect the financial needs of the Company or its ability to continue operations. As noted in
     Note 7, the Company's primary transaction with ACL and its subsidiaries include the hire of certain vessels according to the Charter Party Agreement dated as of October 24, 2000 and the management fee received by Lonehort S.A. related to the management compensation for crew, maintenance and operations of such vessels. In addition, in December 2002 the Company obtained financing from outside sources to finance the acquisition of new barges and tugboats for 15,000 and the refinancing of 12,000 related to short term debt due to affiliates at December 31,2002.

ITEM 19 - EXHIBITS

EXHIBIT INDEX
Exhibits                     DESCRIPTION
       Number                Description of Exhibits

         3.1                 Memorandum and Articles of Association of Ultrapetrol
                             (Bahamas) Limited*
         3.2                 Articles of Incorporation and By-laws of Abbey Marine
                             Inc.*
         3.3                 Articles of Incorporation and By-laws of Baldwin
                             Maritime Inc.*
         3.4                 Memorandum and Articles of Association of Kingly
                             Shipping Ltd.*
         3.5                 Articles of Incorporation and By-laws of Kingsway
                             Shipping Inc.*
         3.6                 Articles of Incorporation and By-laws of Oceanview
                             Maritime Inc.*
         3.7                 Articles of Incorporation and By-laws of Panpetrol
                             Shipping S.A.*
         3.8                 Memorandum and Articles of Association of Plate
                             Princess Shipping Limited*
         3.9                 Articles of Incorporation of Princely International
                             Finance Corp.*
        3.10                 Articles of Incorporation of Regal International
                             Investments S.A.*
        3.11                 By-laws of Regal International Investments S.A.*
        3.12                 Memorandum and Articles of Association of Sovereign
                             Maritime Ltd. as amended*
        3.13                 Articles of Incorporation and By-laws of Tipton
                             Marine Inc.*
        3.14                 Articles of Incorporation of Ultrapetrol S.A.*
        3.15                 By-laws of Ultrapetrol S.A.*
        3.16                 Memorandum and Articles of Association of Noble
                             Shipping Ltd.*
        4.1                  Indenture*
        10.1 Amended and Restated Stock Purchase Agreement by and among Avemar Holdings (Bahamas) Limited, Ultrapetrol
                             (Bahamas) Limited, Trafigura Beheer B.V., Societe
                             Internationale D'Investissement S.A., Solimar
                             Holdings LDC, and Inversiones Los Avellanos S.A., dated October 12, 2000**
        10.2                 Consolidation Agreement, by and between ACBL
                             Hidrovias, Ltd. and UP River (Holdings) Ltd., dated
                             October 18, 2000**
        10.3                 Stock Purchase Agreement by and among Ultrapetrol
                             (Bahamas) Limited, Inversiones Los Avellanos S.A.,
                             Societe Internationale D'Investissements S.A., and
                             Solimar Holdings LDC**
        12.1                 Statement re Computation of Ratios***
        21.1 Subsidiaries of Registrant* [Note: List incorporated by reference to registration statement will need to be updated/filed]

                             [Note: Certifications of CEO and CFO (provided below) should be filed as Exhibits 99.1-4]

--------------------
*    Incorporated by reference to Exhibits of corresponding number in the
     Registration Statement of Ultrapetrol (Bahamas) Limited filed May 29, 1998
     (Reg. No. 333-8878).

** Incorporated by reference to Exhibits of corresponding number as part of the Form 20-F of Ultrapetrol (Bahamas) Limited filed May 1, 2001.

***   Incorporated by reference to Exhibits of corresponding number as part of the Form 20-F of Ultrapetrol (Bahamas) Limited filed May 1, 2002.


    Exhibit 12.1

                         ULTRAPETROL (BAHAMAS) LIMITED
                      STATEMENT OF COMPUTATION OF RATIOS
           FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001 (US$ 000s)


                                                                               31-Dec-02                31-Dec-01
                                                                   ---------------------- ------------------------
EBITDA
    Earnings:                                                                   (13,853)                    2,415
    Income (Loss)
    Plus
    Interest expenses                                                             16,763                   17,698
    Income tax                                                                       150                      390
    Depreciation                                                                  15,968                   16,197
    Amortization of dry dock expenses                                              8,839                    7,246
                                                                   ---------------------- ------------------------
    EBITDA                                                                        27,867                   43,946
                                                                   ---------------------- ------------------------
                                                                   ---------------------- ------------------------

Ratio of EBITDA to interest expense
    EBITDA                                                                        27,867                   43,946

    Total interest
    Financial expenses                                                            16,763                   17,698
    Note-issuance expenses amortization                                                0                        0
                                                                   ---------------------- ------------------------
                                                                   ---------------------- ------------------------
    Total                                                                         16,763                   17,698
                                                                   ---------------------- ------------------------
                                                                   ---------------------- ------------------------

    Ratio of EBITDA to interest expense                                              1.7                      2.5

Ratio of total debt to EBITDA
    Total debt
    Other financial payable                                                       12,209                   15,745
    Long-term debt, net of current portion                                       135,000                  135,000
    Current portion of shareholders long-term debt                                     0                        0
    Other financial payable,  net of current portion                              21,785                   14,700
                                                                   ---------------------- ------------------------
                                                                   ---------------------- ------------------------
                                                                                 168,994                  165,445
                                                                   ---------------------- ------------------------
                                                                   ---------------------- ------------------------

    EBITDA                                                                        27,867                   43,946

    Ratio of total debt to EBITDA (*)                                                6.1                      3.8
                                                                                         (*) annualized
Ratio of earning to fixed charges
    Fixed charges
    Financial expenses                                                            16,763                   17,698

                                                                   -----------------------------------------------
    Total                                                                         16,763                   17,698

    Earning:
    Income (Loss)                                                               (13,853)                    2,415
    Income tax                                                                       150                      390
                                                                   -----------------------------------------------
    Total                                                                          3,060                   20,503
                                                                   -----------------------------------------------

    Ratio of earning to fixed charges                                                0.2                      1.2

For purposes of calculating this ratio, "earnings" consist of income before taxes plus fixed charges, while "fixed charges" consist of interest on all indebtedness including capital leases and amortization of debt expenses.

SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 31, 2003.

ULTRAPETROL (BAHAMAS) LIMITED


/s/ Felipe Menendez Ross
-----------------------------------------------------
Felipe Menendez Ross
President