Form 20-F/A
period 2002-12-31
ULTRAPETROL BAHAMAS LTD
filed 2003-05-01
CIK 1062781

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                  (Mark One)
         [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

             [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2002

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

                          Ultrapetrol (Bahamas) Limited
                          H & J Corporate Services Ltd.
                                 Shirlaw House
                               87 Shirley Street
                               P.O. Box SS-19084
                                Nassau, Bahamas

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
                                                   Yes   X      No
                                                       -----       -----
Indicate by check mark which financial statement item the Registrant has elected to follow.

                                                   Item 17      Item 18   X
                                                          -----         -----

                             Explanatory Statement

         Ultrapetrol (Bahamas) Limited is filing this amendment to its report on Form 20-F for its fiscal year ended December 31, 2002, in order to correct certain typographical errors contained in its report on form 20-F filed on April 30, 2003 and to correct the placement of exhibit 12.1.

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

Our Wholly Owned Vessels

Set forth below is certain information regarding our wholly owned vessels:


                                                         Year
Vessel                                      dwt          Built        Vessel Type        Current Employment
------                                      ---          -----        -----------        ------------------
Princess Laura.........................     67,069       1982         Panamax Tanker     Brazil, Argentina, U.S.A.
Princess Eva...........................     60,961       1980         Panamax Tanker     Argentina, U.S.A., Europe
Princess Pia...........................     55,275       1979         Panamax Tanker     U.S.A., Caribe, Europe.
Princess Veronica......................     55,245       1980         Panamax Tanker     Chile, Argentina,
Princess Sofia(1)......................     16,593       1982         Handysize Tanker   Argentina.
Princess Nadia.........................    152,329       1987         Suezmax Tanker     Brazil
Princess Marisol.......................     82,006       1981         Aframax Tanker     Caribs, U.S.A.
Princess Susana........................    152,300       1986         Suezmax Tanker     Brazil
Princess Marina........................     83,930       1986         Aframax Tanker     Brazil
Princess Katherine.....................    164,100       1986         Suezmax Tanker     Brazil
Alianza G2 Tug-Barge Unit(1)...........     37,532(2)    1982(3)      Semi-integrated    River Plate/Parana
                                                                      Tug/Barge Unit
Alianza G3 Tug-Barge Unit(1)...........    43,813(2)     1993(4)      Semi-integrated    Brazil
                                                                      Tug/Barge Unit
Alianza G1 (1)(5)......................     36,369       1982         Bulkcarrier        Chile, Peru, Brazil, Argentina
Cape Pampas............................    151,380       1990         Bulkcarrier        Brazil, Japan
                                                                      Capesize
Cavalier I Tug &
  Gaucho I to IV barges(2).............     11,000                    Tug/Barge Unit     Paraguay
Cavalier II Tug &
  Gaucho V to XI barges(2).............     20,565                    Tug/Barge Unit     Paraguay
Cavalier III Tug &
  58 Matador barges(2).................     87,800                    Tug/Barge Unit     Paraguay


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
                                                                                             ========           ========
                                                           See accompanying notes.

                                   ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


                                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                       (stated in thousands of U.S. dollars)
                                                                           Year ended December 31,
                                                            -------------------------------------------------------
                                                                  2002               2001              2000
                                                            ------------------ ------------------------------------
REVENUES

    Freight revenues                                               24,551             70,952            85,418
    Freight revenues from related parties                             192              2,715            12,159
    Hire revenues                                                  38,601             26,843             2,605
    Hire revenues from related parties                              9,780             10,698             4,209
                                                              -----------        -----------       -----------
    Total revenues                                                 73,124            111,208           104,391
                                                              -----------        -----------       -----------
OPERATING EXPENSES (1)

    Voyage expenses                                               (10,185)           (26,889)          (38,719)
    Running costs                                                 (27,397)           (33,615)          (28,586)
    Amortization of dry dock                                       (8,839)            (7,246)           (5,589)
    Depreciation of property and equipment                        (15,968)           (16,197)          (15,572)
    Management fees to related parties                             (3,176)            (3,250)           (3,780)
    Administrative expenses                                        (3,642)            (4,520)           (4,269)
    Loss on involuntary conversion of Argentine receivables        (2,704)                 -                 -
                                                              -----------        -----------       -----------
    Total operating expenses                                      (71,911)           (91,717)          (96,515)
                                                              -----------        -----------       -----------
  Operating profit                                                  1,213             19,491             7,876
                                                              -----------        -----------       -----------
OTHER INCOME (EXPENSES)

    Interest expense                                              (16,763)           (17,698)          (16,646)
    Interest income                                                   326                296               282
    Investment in affiliates                                          (45)              (692)           (1,646)
    Other net income                                                1,698              1,408             4,351
                                                              -----------        -----------       -----------
    Total other expenses                                          (14,784)           (16,686)          (13,659)
                                                              -----------        -----------       -----------
  (Loss) income before income taxes and minority interest         (13,571)             2,805            (5,783)

    Income taxes                                                     (150)              (390)             (284)

    Minority interest                                                (132)                 -                 -
                                                              -----------        -----------       -----------
  Net (loss) income                                               (13,853)             2,415            (6,067)
                                                              ===========        ===========       ===========

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


                                        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


                                  CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                     FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                            (stated in thousands of U.S. dollars)
                                                                                          (Accumulated
                                                          Additional                        deficit)
                                              Common       paid-in         Treasury         Retained
                 Balance                      stock        capital          stock           earnings          Total
------------------------------------------ ------------- ------------- ----------------- ---------------- ---------------

December 31, 1999                                10          18,067           -                 4,021           22,098

-     Capital stock increase                     10          46,417           -                  -              46,427
-     Purchase of own shares                      -            -            (20,223)             -             (20,223)
-     Net loss                                    -            -              -                (6,067)          (6,067)
                                               ----       ---------      ----------         ---------        ---------

December 31, 2000                                20          64,484         (20,223)           (2,046)          42,235

-     Capital stock increase                      1           5,295           -                  -               5,296
-     Purchase of own shares                      -            -               (109)             -                (109)
-     Notes receivables as increase in
        capital stock                            (1)         (1,998)          -                  -              (1,999)
-     Net income                                  -            -              -                 2,415            2,415
                                               ----       ---------      ----------         ---------        ---------
December 31, 2001                                20          67,781         (20,332)              369           47,838

-     Capital stock increase                      1           1,103           -                  -               1,104
-     Net loss                                    -            -              -               (13,853)         (13,853)
                                               ----       ---------      ----------         ---------        ---------
December 31, 2002                                21          68,884         (20,332)          (13,484)          35,089
                                               ====       =========          ======            ======           ======


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

ITEM 19 - EXHIBITS

EXHIBIT INDEX

Exhibits                  DESCRIPTION

       Number             Description of Exhibits

         3.1 Memorandum and Articles of Association of Ultrapetrol (Bahamas) Limited*
         3.2              Articles of Incorporation and By-laws of Abbey Marine
                          Inc.*
         3.3              Articles of Incorporation and By-laws of Baldwin
                          Maritime Inc.*
         3.4              Memorandum and Articles of Association of Kingly
                          Shipping Ltd.*
         3.5              Articles of Incorporation and By-laws of Kingsway
                          Shipping Inc.*
         3.6              Articles of Incorporation and By-laws of Oceanview
                          Maritime Inc.*
         3.7              Articles of Incorporation and By-laws of Panpetrol
                          Shipping S.A.*
         3.8 Memorandum and Articles of Association of Plate Princess Shipping Limited*
         3.9              Articles of Incorporation of Princely International
                          Finance Corp.*
        3.10              Articles of Incorporation of Regal International
                          Investments S.A.*
        3.11              By-laws of Regal International Investments S.A.*
        3.12 Memorandum and Articles of Association of Sovereign Maritime Ltd. as amended*
        3.13              Articles of Incorporation and By-laws of Tipton
                          Marine Inc.*
        3.14              Articles of Incorporation of Ultrapetrol S.A.*
        3.15              By-laws of Ultrapetrol S.A.*
        3.16              Memorandum and Articles of Association of Noble
                          Shipping Ltd.*
        4.1               Indenture*
        10.1 Amended and Restated Stock Purchase Agreement by and among Avemar Holdings (Bahamas) Limited, Ultrapetrol (Bahamas) Limited, Trafigura Beheer B.V., Societe Internationale D'Investissement S.A., Solimar Holdings LDC, and Inversiones Los Avellanos S.A., dated October 12, 2000**
        10.2 Consolidation Agreement, by and between ACBL Hidrovias, Ltd. and UP River (Holdings) Ltd., dated October 18, 2000**
        10.3 Stock Purchase Agreement by and among Ultrapetrol (Bahamas) Limited, Inversiones Los Avellanos S.A., Societe Internationale D'Investissements S.A., and Solimar Holdings LDC**
        12.1              Statement re Computation of Ratios
        99.1              Section 302 Certification of Chief Executive Officer
        99.2              Section 302 Certification of Chief Financial Officer
        99.3              Section 906 Certification of Chief Executive Officer
        99.4              Section 906 Certification of Chief Financial Officer

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

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this first amended annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 1, 2003.

ULTRAPETROL (BAHAMAS) LIMITED


/s/ Felipe Menendez Ross
-----------------------------------------------------
Felipe Menendez Ross
President