Form 20-F
period 2003-12-31
ULTRAPETROL BAHAMAS LTD
filed 2004-05-03
CIK 1062781

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)
[_]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

                                       OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 101/2% First Preferred Ship Mortgage Notes due 2008

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

                                 Yes |X| No |_|

Indicate by check mark which financial statement item the Registrant has elected to follow.

                             Item 17 |_| Item 18 |X|

                          INDEX TO REPORT ON FORM 20-F

Part I

     Item 1.   Identity of Directors, Senior Management and Advisors           1

     Item 2.   Offer Statistics and Expected Timetable                         1

     Item 3.   Key Information                                                 2

     Item 4.   Information on the Company                                     12

     Item 5.   Operating and Financial Review and Prospects                   27

     Item 6.   Directors, Senior Management and Employees                     37

     Item 7.   Major Shareholders and Related Party Transactions              39

     Item 8.   Financial Information                                          41

     Item 9.   The Offer and Listing                                          41

     Item 10.  Additional Information                                         41

     Item 11.  Quantitative and Qualitative Disclosures about
               Market Risk                                                    45

     Item 12.  Description of Securities                                      45

Part II

     Item 13.  Defaults, Dividend Arrearages and Delinquencies                45

     Item 14.  Material Modifications to the Rights of
               Security Holders and Use of Proceeds                           45

     Item 15.  Controls and Procedures                                        45

     Item 16A. Audit Committee Financial Expert                               46

     Item 16B. Code of Ethics                                                 46

     Item 16C. Principal Accountant Fees and Services                         46

Part III

     Item 17.  Financial Statements                                           46

     Item 18.  Financial Statements                                           47

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

                                     PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not Applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3 - KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited (the "Company") is for the years ended December 31, 2003, 2002, 2001, 2000, and 1999 and has been derived from the Company's Financial Statements.

                                                                   For the year ended December 31
                                                      2003         2002         2001         2000         1999
                                                    ---------    ---------    ---------    ---------    ---------
                                                                        (dollars in thousands)
Statement of Operations Data:
Revenues (a)
   Freight revenues                                   $26,487      $24,743      $73,667      $97,577      $72,474
   Hire revenues                                       48,746       48,381       37,541        6,814       11,784
                                                    ---------    ---------    ---------    ---------    ---------
   Total Revenues                                      75,233       73,124      111,208      104,391       84,258
   Voyage expenses(b)                                 (12,644)     (10,185)     (26,889)     (38,719)     (28,282)
   Running costs(c)                                   (28,659)     (27,397)     (33,615)     (28,586)     (24,682)
   Amortization of drydock expense                     (7,232)      (8,839)      (7,246)      (5,589)      (4,017)
   Depreciation of property and equipment             (15,335)     (15,968)     (16,197)     (15,572)     (14,889)
   Management fees to related parties(d)               (2,863)      (3,176)      (3,250)      (3,780)      (3,748)
   Administrative expenses                             (4,955)      (3,642)      (4,520)      (4,269)      (3,249)
   Loss on involuntary conversion Arg.Receivable                    (2,704)
   Financial expense -Gain extinguisment debt
                                                      (14,425)     (16,763)     (17,698)     (16,646)     (15,064)
   Financial income                                       201          326          296          282          207
   Investment in subsidiaries                           3,140          (45)        (692)      (1,646)
   Other net income (expenses)(e)                      (2,461)       1,698        1,408        4,351        1,175
                                                    ---------    ---------    ---------    ---------    ---------
Earnings before income tax and minority interest      (10,000)     (13,571)       2,805       (5,783)      (8,291)
   Minority interest                                   (1,333)        (132)                                  (104)
   Income tax                                            (185)        (150)        (390)        (284)        (303)
                                                    ---------    ---------    ---------    ---------    ---------
Net earnings (losses) for the year                   $(11,518)    $(13,853)      $2,415      $(6,067)     $(8,698)
                                                    =========    =========    =========    =========    =========
Balance Sheet Data:
Cash, cash equivalents and time deposit                $8,248       $4,724       $5,872       $4,225       $2,730
Fixed assets                                          120,803      134,797      135,289      148,946      126,836
Total assets                                          208,161      213,546      225,576      232,894      170,684
Current Portion other financials payable               10,462       12,209       15,745       19,649        7,074
Long-term debt, net of current portion                128,341      135,000      135,000      135,000      135,000
Other financial payable, net of current portion        17,011       21,785       14,700       23,120          665
Stockholders' equity                                   23,793       35,089       47,838       42,235       22,098
Other Financial Information:
Net cash provided by operating activities              20,471       14,395       24,814        9,293        8,369
Net cash used in investing activities                  (6,285)     (21,428)     (14,133)     (69,032)     (15,453)
Net cash provided (used in) financing activities      (10,662)       5,885       (9,034)      61,234        7,549
EBITDA(f)                                             $25,659      $27,867      $43,946      $32,024      $25,575
Ratios
Ratio of EBITDA to interest expense                      1.6x         1.7x         2.5x         1.9x         1.7x
Ratio of total debt to EBITDA                            6.1x         6.1x         3.8x         5.4x         5.4x
Ratio of earnings to fixed charges(g)                    0.3x         0.2x         1.2x         0.7x         0.4x
Vessels wholly owned at end of period                       9           14           13           14           12

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

(e) In 1999 other net income included $ 0.8 as a gain corresponding to the Bareboat Charter - Purchase of the Abbeydale to a third party. In 2000, other net income included $3.2 million received as compensation from insurers in respect of loss of hire claims related to the Princess Eva ($0.6 million), Princess Marina ($0.4 million) and the Princess Pia (2.6 million). In 2001, other net income included $1.5 million received as compensation from insurers in respect of loss of hire claims related to the Princess Veronica ($0.8 million) and the Princess Marina (0.7 million). In 2002, other net income included $1.8 million received as compensation from insurers for loss of hire claims related to the Alianza G-3, Princess Marisol and Princess Pia partially offset by the loss related to the Princess Fatima sale. ). In 2003, other net income included $1.5 million received as compensation from insurers for loss of hire claims related to the Alianza G-1, Princess Eva and Princess Pia partially offset by the loss related to the vessels sales.

(f) EBITDA consists of income prior to deductions for interest expense, income taxes, depreciation and amortization of drydock expense. EBITDA is not intended to represent cash flows from operations, as defined by GAAP ("GAAP" means generally accepted accounting principles in the United States of America in effect as of the date hereof) and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies Generally, funds represented by EBITDA are available for management's discretionary use.

                                                          For the year ended December 31
Reconciliation between EBITDA and Net income
(loss) for the years
                                              2003         2002         2001        2000         1999
                                            ---------    ---------    ---------   ---------    ---------
                                                               (dollars in thousands)
EBITDA
Net earnings (losses) for the year            (11,518)     (13,853)       2,415      (6,067)      (8,698)
   Plus
   Financial expense                           16,207       16,763       17,698      16,646       15,064
   Extraordinary (Gain) losses (h)             (1,782)
   Income tax                                     185          150          390         284          303
   Depreciation of property and equipment      15,335       15,968       16,197      15,572       14,889
   Amortization of drydock expense              7,232        8,839        7,246       5,589        4,017
                                            ---------    ---------    ---------   ---------    ---------
   EBITDA                                     $25,659      $27,867      $43.946     $32,024      $25,575
                                            =========    =========    =========   =========    =========

(g) The ratio of earnings to fixed charges is computed by aggregating income before taxes and fixed charges and dividing the total by fixed charges. Fixed charges comprise interest on all indebtedness including capital leases and amortization of debt expense (see Exhibit 12.1).

(h) Under the Company's Indenture and for the purposes of computing the EBITDA the GAAPs are frozen in time as of the date of execution of the Indenture (i.e. March 30, 1998) Also, as defined in the Company's Indenture the "Consolidated net income" is defined as "the net income of the Company and its consolidated subsidiaries" less the extraordinary gains, among other things. Under the GAAP applicable in 1998 the gain on acquisition of the bond would be treated as an extraordinary income. So the Company excluded this gain for purposes of computing the EBITDA

B.   CAPITALIZATION AND INDEBTEDNESS

     Not Applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not Applicable.

D.   RISK FACTORS

     Please note: In this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

Industry Specific Risk Factors

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings

     If the shipping market, which has been cyclical, is depressed in the future when our vessels' charters expire or when we want to sell a vessel, our earnings and available cash flow may decrease. Our ability to recharter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for the major commodities internationally carried by water.

     The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for vessel capacity include:

          o demand for oil and oil products as well as other main commodities internationally carried by water;

          o    global and regional economic conditions;

          o the global supply of crude oil to the world markets by crude producing nations;

          o    the distance oil and oil products are to be moved by sea; and

          o    changes in seaborne and other transportation patterns.

     The factors that influence the supply of vessel capacity include:

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

Our revenues experience seasonal variations that may affect our earnings and financial performance

     We operate our vessels in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. Tanker markets are typically stronger in the winter months in the northern hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities.

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

     Name                        OPA phase-out date*          Tvel / COC date**
     ----                        ------------------           -----------------
     Princess Katherine                  N/A                  March 26, 2003
     Princess Eva                      Jun-2003               August 18, 1998
     Princess Laura                    Feb-2010               March 19, 2003
     Princess Nadia                    Jan-2014               August 26, 2001
     Princess Susana                   Nov-2014               February 18, 2003
     Princess Marina                   Mar-2014               August 29, 2002

                                 * As per tvel/COC
     Notes:

     ** The United States Coast Guard inspects vessels annually and determines when such vessels will be phased out under OPA, the dates of which are recorded in the Certificate of Compliance or COC. On April 30 2001, the USCG replaced the Tank Vessel Examination Letter (TVEL) with a newly generated document called Certificate of Compliance. The COC is issued for each tanker by the USCG, if /when the vessel calls at a U.S. port and is valid for a period of two years, with mid period examination.

     There is no phase out date for Princess Katherine. Configuration meets the US double hull standards.

     Princess Nadia, Princess Marina and Princess Susana are double hull vessels. However, due to configuration requirements under the US double hull standards the phase out dates indicated above are applicable.

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

The fair market value of vessels may increase and decrease depending on the following factors:

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

We have substantial leverage and debt service obligations that could affect our ability to grow and service our debt

     We are highly leveraged and have incurred substantial indebtedness. As of December 31, 2003, we had $156 million in total indebtedness outstanding with $23.8 million of shareholders' equity. Subject to restrictions in our Notes indenture and depending on the results of any restructuring that we may pursue, we may incur additional indebtedness in the future. The amount of leverage that we have has important consequences for us and holders of our Senior Notes, which include:

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

Our earnings may be adversely affected if we do not successfully employ our vessels

     We seek to deploy our vessels both on time charters and under contracts of affreightment with clients of the Company for periods of three months to three years or on spot voyages. As of December 31, 2003, six of our vessels were employed under time charter with remaining terms of 14months on average. Although time charters provide steady streams of revenue, vessels committed to time charters may not be available for spot voyages during an upswing in the shipping industry cycle, when spot voyages might be more profitable. If the finalization of our term employment coincides with a low point of the cycle our earnings could be adversely affected.

In the highly competitive international shipping market, we may not be able to compete for charters with new entrants or established companies with greater resources

     We employ our vessels in a highly competitive market. Competition arises primarily from other shipowners, including major oil companies as well as independent companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products as well as other major bulk commodities can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers.

We depend on a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance

     We derive a significant part of our revenue from a small number of charterers. In 2003, Petrobras, the government-controlled gas and oil company of Brazil, accounted for 26% of total revenues , including the revenues of Petrobras Energia S.A. ex Pecom Energia S.A., an Argentinian energy company subsidiary of Petrobras, while Cargill International S.A. accounted for 12% of total revenue. During the same period, UABL Limited, a company that is affiliated with us, accounted for approximately 14% of total revenues. The occurrence of any problems with these charterers may adversely affect our revenues. Additionally, if our vessels do not meet the chartering standards set forth by certain oil majors this could have an adverse affect on our financial performance.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and our results of operations

     Our success depends to a significant extent upon the abilities and efforts of our management team. Although we intend to negotiate agreements, we do not currently have long term employment contracts with any of our senior executives, including Felipe Menendez R., Ricardo Menendez R., James F. Martin, Katherine A. Downs, and Leonard J. Hoskinson. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

Because most of our employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings

     We employ 17 land-based employees. Our manager employs approximately 305 seafarers who are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

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

     In general, the costs to maintain a vessel in good operating condition increases with the age of the vessel. In some instances charterers may prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our tankers age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we cannot be certain that the price for which we sell them will equal at least their carrying amount at the time of such sale. If charterers no longer charter our vessels due to their age it could adversely affect our earnings and we may not be able to generate sufficient revenue to service our debt.

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

We may not have adequate insurance to compensate us if our vessels are damaged or lost

     We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage, and war risk insurance. We carry insurance against loss of hire covering a percentage of the hire value on some of our oceangoing vessels, which is business interruption coverage following a loss under our hull and machinery policy or other business interruption however, such insurance does not cover the entire period a vessel may have been unemployed as a consequence of an accident nor does it cover all incidents which may render a vessel inoperative. There is no guarantee that we shall be able to renew this policy upon its expiry. The current hull and machinery policy was renewed on 30th June 2003 and it will expire on 30th June 2004 when new terms will be renegotiated. There is no guarantee that we will be able to renew it on the same terms at all now or in the future. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

Maritime claimants could arrest our vessels, which could interrupt our cash flow

     Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessel could interrupt our cash flow and require us to pay very large sums of money to have the arrest lifted.

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

We may have to pay tax on United States source income, which would reduce our earnings

     Under the United States Internal Revenue Code of 1986, or the Code, a portion of the gross or net shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, may be subject to a 4% United States federal income tax on 50% of its gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S., unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by some non-United States corporations. We believe that we and each of our subsidiaries qualify for this statutory tax exemption for the year ended December 31, 2003 and continue to so qualify.

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

ITEM 4 - INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     Ultrapetrol (Bahamas) Limited, a Bahamas corporation, was formed on December 23, 1997. We are a holding company, with no independent operations of our own, other than ownership of the shares of our subsidiaries. We were formed to consolidate the ownership of Princely International Finance Corp., a Panamanian corporation, Ultrapetrol S.A., an Argentinean corporation, and their respective subsidiaries ("Ultrapetrol"). The first of the companies that are now our subsidiaries was formed in 1992. Our business has developed primarily by acquiring vessels and employing them in transportation service for our customers. On December 31, 1993 the company owned three vessels. Currently we own and operate nine oceangoing vessels, one of which is owned by Ultracape (Holdings) Ltd. ("Ultracape"), an affiliate company that was formed through an association between us and the AIG-GE Capital Latin America Infrastructure Fund L.P. ("LAIF") in 2002 of which we own 60%. We also charter three push boats and 89 wet and dry barges to UABL Limited ("UABL"), a company that we formed in a joint venture with ACBL Hidrovias, Ltd. in October 2000 and of which we own 50%. The aggregate cargo carrying capacity of our ocean-going fleet is approximately
0.9 million dwt. "Dwt" is an abbreviation for "deadweight tons." The "dwt" capacity of a cargo vessel is roughly the maximum weight of cargo it can carry, in metric tons. We employ our trading fleet worldwide, but our vessels trade primarily in South America with additional operations between Caribbean, United States, Mediterranean and West African coast ports.

B.   BUSINESS OVERVIEW

     In our ocean business we concentrate on providing specialized transportation services for an identified group of customers through direct contracts. This approach enhances customers' ability to transport cargoes at agreed upon rates generally without regard to the uncertainties associated with the spot, or single voyage charter markets. In 2003, approximately 20% of our revenues were derived from operations in the spot charter markets. In UABL's Hidrovia project (Hidrovia is the 3,442 km of navigable waters on the Parana and Paraguay Rivers between Argentina, Bolivia, Brazil, Paraguay and Uruguay), our river barges transport oil products and agricultural products as well as minerals and other products.

Our Trading Fleet

     We own three Suezmax tankers, two of which have a carrying capacity of approximately 152,000 dwt and one of approximately 164,000 dwt. these three vessels are "OBO" types meaning that they are designed to carry oil as well as ores and other bulk commodities. The Aframax tanker we own has with a cargo carrying capacity of approximately 84,000 dwt. The two Panamax tankers we own have a cargo carrying capacity of approximately 64,000 each . These six ocean-going tanker vessels have an average age of approximately 19.5 years. We also own the Alianza G3 and Alianza G2 Tug-Barge Units, which are semi-integrated tug and barge units capable of service in shallow waters and have cargo carrying capacities of approximately 44,000 dwt and 37,000 dwt respectively. We also have a cargo carrying capacity of approximately 151,000 dwt with the bulkcarrier Cape Pampas built in 1990 owned through our subsidiary Ultracape (Holdings) Ltd. Additionally we own three push boats, the Cavalier I, Cavalier II and Cavalier III, three port tugs, the Jupiter, Mercurio and Marte, eleven Mississippi River-type tanker barges with a cargo carrying capacity of 31,500 dwt and 78 Mississippi River-type dry cargo barges with a cargo carrying capacity of 120,600 dwt. The total deadweight capacity of the above described fleet all above exceeds 1 million tons.

Our Wholly Owned Vessels

     Set forth below is certain information regarding our wholly owned vessels:

                                                                       Year
Vessel                                                     dwt         Built     Vessel Type            Current Employment
------                                                     ---         -----     -----------            ------------------
Princess Laura ......................................      67,069      1982      Panamax Tanker         U.S.A., Caribes, Far East.

Princess Eva ........................................      60,961      1980      Panamax Tanker         Argentina

Princess Nadia ......................................     152,329      1987      Suezmax Tanker         Brazil, Far East, Europe

Princess Susana .....................................     152,300      1986      Suezmax Tanker         Brazil,  Far East, Europe

Princess Marina .....................................      83,930      1986      Aframax Tanker         Chile, Argentina

Princess Katherine ..................................     164,100      1986      Suezmax Tanker         Brazil, Far East, Europe

Alianza G2 Tug-Barge Unit(1) ........................      37,532(2)   1982(3)   Semi-integrated         River Plate/Parana
                                                                                 Tug/Barge Unit

Alianza G3 Tug-Barge Unit(1) ........................      43,813(2)   1993(4)   Semi-integrated        Brazil
                                                                                 Tug/Barge Unit

Cape Pampas .........................................     151,380      1990      Bulkcarrier Capesize   Brazil, Far East, Europe.

Cavalier I Tug & (2) ................................      11,000                Tug/Barge Unit         Paraguay
Gaucho I to IV barges

Cavalier II Tug & (2) ...............................      20,565                Tug/Barge Unit         Paraguay
Gaucho V to XI barges

Cavalier III Tug & (2) ..............................      87,800                Tug/Barge Unit         Paraguay
58 Matador barges

20 Iguazu barges ....................................      32,800                Barge Unit             Paraguay

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

Argentine Cabotage Qualified Vessels

     Our vessels, Alianza G2/G3 Tug-Barge Units aggregating approximately 81,345 dwt, are permitted to engage in cabotage trading in Argentina in compliance with Argentinean laws and regulations. Cabotage trading in Argentina is the transportation of passengers or goods by sea or river between ports and cargo transfer zones in Argentina. This commerce is reserved for Argentinean flag vessels and vessels with a temporary deletion from the Argentine registry (dual flag).

     From October 2000 we employed under a long-term time charter with UABL, an affiliated company, the Alianza G2, the 69 wet and dry river barges and the push-boats Cavalier I, Cavalier II, Cavalier III and the tug Alianza Rosario and the port tugs Jupiter, Mercurio and Marte. From October 2003 we add further 20 barges to our fleet which were similarly chartered by UABL.

Vessel Management

     For the day to day management of our operations, we (or our subsidiaries) have entered into administrative agreements to provide specific services for our operations.

     For administrative services the respective vessel owning/operating subsidiary pays Oceanmarine S.A. ("Oceanmarine"), an affiliate of ours, a monthly fee of $ 9,000 per vessel. Oceanmarine provides all general administration and accounting services, including financial reporting, preparation of tax returns, invoicing and accounts payable, office premises, a computer network, secretarial assistance, payroll and other general duties.

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

     For our most recently completed fiscal year, service for Petrobras, the government-controlled gas and oil company of Brazil, accounted for 26% of total revenues, service for Cargill International S.A.accounted for 12% of total revenue. During the same period UABL, a Bahamian company, accounted for 14% of total revenue.

Competition

     We face competition in the transportation of crude oil and petroleum products as well as other bulk commodities from other independent ship owners and from vessel operators who primarily charter-in vessels to meet their cargo carrying needs. The charter markets in which our vessels compete are highly competitive. Competition is primarily based on prevailing market charter rates, vessel location and vessel manager reputation. Our primary competitor in crude oil and petroleum products transportation within Argentina, and between Argentina and other South American countries, is Antares Naviera S.A. and its affiliated companies including Ultragas, Lauderdale Tankers Corp., Sonap S.A., an independent tanker owner and operator. The other major participant in the Argentina/Brazil trade is Transpetrol. Transpetrol is a subsidiary of Petrobras, our primary customer in Brazil. In other South American trades our main competitors are Heidmar Inc., Naviera Sur Petrolera S.A., Naviera El Cano (through their various subsidiaries) and Sonacol S.A. These companies, and other smaller entities, are regular competitors of ours in our primary tanker trading areas.

     From time to time, charter rates available for the carriage of crude oil in our primary areas of operations (i.e., South America and the Caribbean) may be higher than those prevailing in other regions. In such event, operators who typically transport refined products may shift their vessels to the transportation of crude oil, and vessel operators active in other regions may shift their vessels into areas serviced primarily by us. We believe that during such periods our ongoing relationships with customers will be an important factor in maintaining our competitive position. Competition that we face from these operators/owners varies greatly from time to time in accordance with vessel trading patterns and general market activity. We are also affected by other competitive forces, which impact the supply of crude oil imported to the United States. When we trade some of our ships as dry cargo vessels we face the competition of other large shipowners such as The Ofer Group, Docenave and others.

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

     We operate in the international tanker market, which is a global industry and is affected by many factors throughout the world. Important industry conditions for our operations are world oil production and demand, oil production and demand in the Western Hemisphere, the size of the international tanker fleet, the new production and scrapping of oceangoing tankers and freight rates. We also operate combination carriers which have been employed in the dry bulk shipping markets recently to take advantage of high earnings in the sector. Important industry conditions for dry bulk shipping include world dry bulk commodity production and demand, the size of the international dry bulk and combination carrier fleet, the new production and scrapping of oceangoing dry bulk carriers and freight rates. Doll Shipping Consultancy, an independent company providing market analysis and strategic planning services to the shipping industry, furnished the following information regarding industry conditions in the international tanker and dry bulk markets:

World Oil Overview

     World oil demand increased from about 77.0 million barrels per day, or MBD, in 2002 to 78.6 MBD in 2003, an increase of approximately 2.1%. Oil demand decreased in Latin America; increased in North America, China and other non-OECD Asian countries, OECD Pacific countries, Europe, the Middle East, and the Former Soviet Union; and was stable in Africa. Specifically, Latin American oil demand decreased from 4.8 MBD to about 4.7 MBD.

     World oil supply increased from about 76.5 MBD in 2002 to 79.3 MBD in 2003. OPEC crude oil production increased by about 1.7 MBD in 2003 to 26.8 MBD (including Iraqi production, which decreased by about 0.7 MBD to approximately
1.3 MBD.) Non-OPEC production increased by 0.9 MBD to about 48.9 MBD. Oil prices were on average higher at historically high levels in 2003, with benchmark West Texas Intermediate, or WTI, crude averaging $31.08 per barrel in 2003 compared with $26.18 per barrel in 2002. WTI prices increased in early 2004, reaching an average of about $36.74 per barrel in March 2004 due to high demand and market reaction to actual or potential oil supply reductions.

Western Hemisphere crude oil trades

     U.S. oil demand increased from about 19.8 MBD in 2002 to about 20.1 MBD in 2003, while U.S. crude oil production decreased from approximately 8.1 MBD to
7.9 MBD over the same period.

     Arabian Gulf OPEC producers exported about 2.4 MBD of crude oil to the United States during 2003, an increase of about 0.2 MBD versus 2002. Exports from Saudi Arabia increased by about 0.2 MBD while exports from Iraq were stable. Short haul Mexican and Latin American crude oil exports to the United States increased to about 3.3 MBD during 2003, an increase of nearly 0.1 MBD. Venezuelan exports were stable at about 1.2 MBD. Mexico exported about 1.6 MBD during 2003, an increase of 0.1 MBD. U.S. imports from Colombia were stable at about 0.2 MBD.

     Latin American oil demand decreased from about 4.8 MBD in 2002 to about 4.7 MBD in 2003. Brazilian oil demand decreased from about 2.2 MBD in 2002 to about
2.1 MBD in 2003. Latin American oil production (excluding Venezuela) was stable at approximately 3.9 MBD. Venezuelan conventional crude oil production was about
2.0 MBD in 2003, a decrease of about 0.3 MBD from 2002, which followed a 0.4 MBD decrease from 2001. Brazilian oil production increased by nearly 0.1 MBD to 1.8 MBD, while Colombian and Argentine oil production were unchanged at about 0.6 and 0.8 MBD, respectively.

     Crude oil markets in 2003 were affected by hostilities in Iraq and continuing production losses in Venezuela. Venezuelan conventional crude production reached about 2.0 MBD in March after starting the year in January at only about 0.6 MBD due to a prolonged strike. Production increased to about 2.4 MBD in May and June before settling at about 2.2 MBD since then. Non conventional oil has returned to prestrike production levels of nearly 0.4 mbd. Iraqi production (about 2.5 MBD January-February 2003) was lost in March when hostilities began but has increased from below 0.2 MBD in April to about 1.4 MBD in September to about 2.0 MBD in December.

     2003 non-OPEC crude oil production increases were 0.9 mbd, led by a 0.9 mbd increase in Former Soviet Union production. For non-OPEC producers in 2004, production increases of an additional 1.4 MBD are projected by the International Energy Agency, or IEA, including about 0.7 MBD from the Former Soviet Union, 0.4 MBD from West Africa, 0.1 MBD from Canada, 0.1 MBD from Ecuador and 0.1 MBD from the United States.

     Early in 2003 OPEC members produced crude oil at or near capacity to compensate for lost Iraqi production and continuing Venezuelan production losses. Later in the year, production losses in Venezuela, Nigeria, and Indonesia resulted in below target production for some countries and above target production for others with varying production relative to OPEC targets. In September 2003, OPEC agreed upon a crude oil production target of 24.5 MBD for OPEC countries excluding Iraq (OPEC-10) effective November 1, 2003, theoretically a cut of 0.9 MBD from the June 1 production target. Production in December 2003 through February 2004 averaged 25.9 MBD, about 1.4 MBD over target. Although WTI prices averaged $33.69 per barrel, high by historical standards, OPEC agreed in February to further reduce OPEC 10 crude oil production to 23.5 MBD effective April 1. OPEC countries continue to produce at levels above their quotas for commercial reasons and to ensure security of supply in a high demand, high price oil market.

     The IEA projects an increase in year 2004 global oil demand of about 1.6 MBD to a total 80.2 MBD, consistent with continued economic growth in China, other Asian countries, and the United States. Increased demand is projected for China (+0.6 MBD), non-OECD Asia (+0.4 MBD) and the United States (+0.2 MBD), with stable demand forecast in Latin America. As noted, forecast oil production is to increase by approximately 0.1 MBD in Canada, 0.1 MBD in Ecuador, and 0.1 MBD in the United States, while remaining stable in elsewhere in non-OPEC Latin America.

     The IEA projects growing oil demand in 2004, consistent with ongoing economic recovery in the United States and most of Asia. High and volatile oil prices in year to date 2004 indicates that oil markets overall remain finely balanced. Eventual demand growth, normal seasonality, and replenishment of industry inventories are consistent with increased OPEC production later in the year. Uncertainty continues in Venezuela. Any combination of normal seasonality, increased demand, reduction in expected non-OPEC production increases, supply disruptions, and replacement of short haul Venezuelan crude with longer haul substitutes would be positive factors for tanker demand.

Tanker Fleet

     Ultrapetrol operates tankers in the Suezmax (120,000 to 200,000 dwt), Aframax (80,000 to 120,000 dwt), and Panamax (50,000 to 80,000 dwt) sectors.

                    Industry Tanker Fleet as of March 1, 2004

--------------------------------------------------------------------------------
               Cargo Carrying    Total No.   Total    % of Total    % of Fleet
              Capacity (in dwt)   Vessels     Mdwt   Tanker Fleet   over 20 Yrs
                                                       (by dwt)     Old (by dwt)
--------------------------------------------------------------------------------
  Handy      10,000 to 49,999      1,913      57.4        19%           31%
--------------------------------------------------------------------------------
 Panamax     50,000 to 79,999       292       19.0        6%            41%
--------------------------------------------------------------------------------
 Aframax     80,000 to 119,999      614       60.6        20%           19%
--------------------------------------------------------------------------------
 Suezmax    120,000 to 199,999      297       44.0        14%           14%
--------------------------------------------------------------------------------
VLCC/ULCC        200,000+           444      129.1        42%           15%
--------------------------------------------------------------------------------

    Source: Doll Shipping Consultancy based on industry sources and estimates

     In 2003, 1.9 million dwt, or Mdwt, of Suezmaxes were scrapped, while 3.7 Mdwt were delivered. As of March 1, 2004, 0.6 Mdwt have been scrapped, while 1.3 Mdwt have been delivered. The current orderbook is 12.0 Mdwt (77 vessels) with
3.4 Mdwt due for delivery this year, 4.5 Mdwt next year and 3.1 Mdwt in 2006.

     In the Aframax sector, 8.0 Mdwt were delivered in 2003, while 3.1 Mdwt were scrapped. Through March 1, 2004, 0.5 Mdwt has been scrapped, and 2.0 Mdwt have been delivered. The orderbook is 15.2 Mdwt (141 vessels) with 3.6 Mdwt due for delivery this year, 6.5 Mdwt next year and 3.9 Mdwt in 2006.

     In 2003, 1.6 Mdwt of Panamax vessels were delivered, while 2.0 Mdwt were scrapped. Through March 1, 2004, 0.3 Mdwt have been scrapped, while 0.9 Mdwt have been delivered. The Panamax orderbook totaled 10.1 Mdwt (148 vessels), with
2.7 Mdwt set for delivery this year, 4.0 Mdwt next year, and 2.5 Mdwt in 2006.

     The International Maritime Organisation adopted accelerated phaseout regulations for single hull tankers in December 2003 which are expected to enter into force in April 2005. The regulations are a complex set of requirements that accelerate the phaseout of pre-MARPOL "Category 1" tankers without protectively located segregated ballast to 2005. Single hull tankers with protectively located segregated ballast are to be phased out in 2010. Flag States may make exceptions for certain single hull, double bottom, or double sided vessels meeting determined quality and/or structural requirements that allow the vessels to continue in service until age 25 or 2015, whichever is earlier. Single hull vessels are also to be banned from carriage of certain heavy oils, with some exceptions allowed for double bottom or double sided vessels meeting certain quality criteria. Certain crude oils have been exempted. Port states may recognize the Flag State exemptions or may choose to enforce the earlier phaseout dates. The effects of the regulations are complex but will tend to accelerate the phaseout of single hull vessels. Actual scrapping behavior will depend upon many variables including the state of the market and future Flag State and Port State implementation.

Vessel Earnings

     From November 2002 through March 2003, the concurrence of a number of positive factors resulted in high tanker earnings. Tanker demand increased while the industry fleet grew moderately. Winter seasonality further increased demand and resulted in weather delays in Baltic and Black Sea trades. Substitution of long haul oil for short haul Venezuelan oil and precautionary liftings in expectation of war in Iraq were also positive factors. The result was strong tanker earnings.

     Tanker earnings gradually decreased through the second and third quarters of 2003, but remained well above earnings prevailing in 2002. Oil demand was lower than first quarter demand, due to seasonality, but was higher than the corresponding quarter in 2002. Once again, earnings improved beginning in November 2003 and have remained at high levels through early April 2004 due to high oil demand and moderate fleet growth.

     Similar to 2003, it is expected that the current high vessel earnings will decrease later in 2004. Many of the positive factors noted are by their nature temporary. Oil demand in the second quarter of 2004 is projected to decrease by
2.4 MBD versus the first quarter due to normal seasonality. Vessel deliveries scheduled for 2004 will increase the supply of vessels and tend to offset effects of increased tanker demand on vessel earnings.

     However, ongoing positive factors remain in the market. Year on year growth in oil demand is expected to continue in 2004. Both oil and tanker markets are starting from a position of tight balance, as shown by recent price and earnings volatility. Oil and petroleum product inventories are low. Transportation requirements can grow quickly, as seen this year. Recent history has shown high scrapping during periods of low vessel earnings, consistent with International Maritime Organization regulations requiring phase out of single hull vessels starting in 2003. Market concerns about regulatory changes could strengthen this tendency.

     Continuation and strength of economic growth in the United States and Asia are key elements for oil demand. If economic growth continues, oil demand growth could absorb non-OPEC production increases and increased OPEC production, resulting in increased tanker demand. If Venezuelan production is low relative to expectations, substitution of long haul oil for short haul Venezuelan supplies would be a positive factor for tanker demand. High vessel deliveries clearly remain a cautionary factor and high earnings levels of early 2004 are not expected to continue. However, ongoing economic recovery and improved oil demand could result in equilibrium earnings at attractive levels versus historical averages.

World Dry Bulk Overview

     Combination carriers have a built-in design flexibility allowing them to operate in either dry cargo or oil trades. When trading dry, Ultrapetrol operates combination carriers in the Capesize sector (cargo carrying capacity of 80,000 tonnes or more), which primarily carry iron ore and coal.

     2003 seaborne iron ore trade was estimated at approximately 516 million tonnes (Mt) , an increase of about 42 Mt from 2002. High demand for steel in China and elsewhere has led to high iron ore trade. 2003 Chinese iron ore imports were about 148 Mt, an increase of about 37 Mt over 2002 . Japanese iron ore imports reached about 132 Mt in 2003, an increase of about 3 Mt. The top exporters are Australia (189 Mt in 2003, 23 Mt higher than 2002) and Brazil (181 Mt in 2003, 22 Mt higher than 2002.)

     World seaborne iron ore trade is forecast to grow to 558 Mt in 2004, an increase of 42 Mt from 2003. Chinese iron ore imports in 2004 are projected to grow to 179 Mt, an increase of 31 Mt, based on high forecast steel production and demand.

     Coal trade is made up thermal coal (steam coal), burned for its heat value primarily in power generation, and metallurgical coal (coking coal, met coal), used in steelmaking. Estimated total 2003 seaborne steam coal trade was about 416 Mt, an increase of some 36 Mt from 2002. Asian steam coal imports reached approximately 235 Mt, an increase of about 18 Mt from 2002. European Union imports were about 131 Mt, an increase of about 11 Mt, while United States imports totalled about 19 Mt, an increase of some 6 Mt. . Leading 2003 exporters are Australia (about 106 Mt, up 6Mt from 2002), China (about 73 Mt, with 9 Mt of growth from 2002), and Indonesia (about 90 Mt, up 16 Mt from 2002). World steam coal trade is forecast to grow to 430 Mt in 2004, an increase of 14 Mt from 2003.

     World coking coal trade was about 172 Mt in 2003, an increase of about 5 Mt from 2002. 2004 coking coal trade is forecast to grow by about 4 Mt.

Capesize dry bulk vessels and combination carriers.

     Capesize dry bulk vessels and combination carriers have a cargo carrying capacity of 80,000 dwt or greater. As of March 1, 2004, there were 637 Capesize dry bulk vessels comprising about 100.9 million dwt. Capesizes primarily transport iron ore and coal on trade routes where lack of port or Canal constraints allow realization of economies of scale.

     In 2003, 1.0 Mdwt of Capesizes were scrapped, while 5.6 Mdwt were delivered. As of March 1, 2004, none have been scrapped, while 1.9 Mdwt have been delivered. The current orderbook is 19.1 Mdwt (128 vessels) with 6.6 Mdwt due for delivery this year, 6.7 Mdwt next year and 4.5 Mdwt in 2006.

     Total Capesize combination carrier dwt is 8.2 million, with an estimated
5.0 Mdwt (61%) currently employed in dry bulk trades. 0.2 Mdwt were delivered in 2003, while 0.4 Mdwt were scrapped. None were delivered this year or are currently on order. 0.1 Mdwt have been scrapped to March 1, 2004.

Capesize dry bulk vessel earnings.

     Throughout 2003, there were large increases dry bulk trade and tonnage demand while fleet growth remained moderate. Capesize vessel earnings were at historically high levels from January through September. From October 2003 to the present, Capesize vessel earnings more than doubled from these already high historical levels prevailing in earlier in 2003, led by high Chinese steel demand and strong coal markets.

     Capesize earnings are at very high levels. Any decrease in demand due to seasonality or a slowdown in Chinese iron ore imports would be expected to result in lower earnings. Vessel deliveries scheduled for 2004 will increase the supply of vessels and tend to offset effects of high tonnage demand on vessel earnings.

     However, ongoing positive factors remain in the market. The Chinese economy is continuing to perform strongly, while the Japanese and United States economies are also performing well.

     Dry bulk vessel and combination carrier markets are starting from a position of tight balance, as shown by recent price and earnings volatility. Continued strong economic growth in China and other Asian countries could keep earnings at or near current levels. Additionally, earnings could decrease significantly and still remain at high levels historically.

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

     We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market. Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private interests, each of whom may have a different perspective or standards from the others. These interests include the local port state authority (such as the United States Coast Guard or local equivalent), vessel classification society, underwriters, flag state administration (country or registry) and charterers, particularly major oil companies which conduct vetting inspections and load and discharge terminal operators.

International Regulation

     In 1992, the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships) adopted regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide, in part, that:

     o tankers between 25 and 30 years old must be of double hull construction or of a mid-deck design with double sided construction, unless (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

     o tankers 30 years old or older must be of double hull construction or mid-deck design with double sided construction; and

     o    all tankers are subject to enhanced inspections.

     Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

     o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

     o commences a major conversion or has its keel laid on or after January 6, 1994; or

     o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

     As of December 31, 2003, we owned 2 single-hull tankers. Under the current regulations, starting in 2004, and thereafter, such vessels will not be in compliance with the configuration requirements of the IMO. Accordingly, we will be required to either adopt hydrostatically balanced loading or structurally modify such vessels' design or scrap such vessels. The cost of retro-fitting a tanker with a double-hull may be prohibitive. Other methods of complying with the IMO regulations and extending the useful life of a tanker to 30 years may be cost-effective. Such modifications could reduce a tanker's lifting capacity by 10% to 30%.

     Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers. These regulations require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. After 2007, the maximum permissible age for single hull tankers will be 26 years. Under current regulations, retrofitting will enable a vessel to operate until the earlier of 25 years of age and the anniversary date of its delivery in 2017. However, as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will come into effect in April 2005 unless objected to by a sufficient number of member states. Moreover, the IMO may still adopt regulations in the future that could adversely affect the remaining useful lives of single hull tankers.

     The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI is expected to be ratified by the end of 2003, and will become effective 12 months after ratification. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels.

     The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system developed by our affiliate Ravenscroft The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Ravenscroft Miami, which manages our vessels, is certified as an approved ship manager under the ISM Code. As of December 31, 2003 all of our oceangoing wholly owned vessels are ISM certified. As of July 1, 2002 our tugs exceeding 500 gross tons are ISM certified. This certification does not apply to the equipment used in the river business.

     Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

     Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.5 million plus $907 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $122.5 million. The current maximum amount under the 1992 protocol is approximately $86.98 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on April 14, 2004. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

     The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the U.S. Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

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

     OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

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

     OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have demonstrated our financial responsibility by purchasing evidence of insurance from special purpose insurers approved by the USCG. We believe that our vessels which call within United States waters comply with these USCG requirements.

     We insure each of our tankers with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single-hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port. . The Princess Eva was precluded from operating in U.S. water in 2003. The Princess Laura will be precluded from operating in U.S. water in 2010, whereas the Princess Marina, Princess Nadia and Princess Susana will be precluded from operating in U.S. water in 2014. The Princess Katherine will not be precluded, all based on their current authorizations from the United States Coast Guard, known as certificate of compliance, or COC's.

     OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

     o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

     o    describe crew training and drills; and

     o identify a qualified individual with full authority to implement removal actions.

     OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

European Union Tanker Restrictions

     In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has lead to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. For example, Italy announced a ban of single hull crude oil tankers over 5,000 dwt. from most Italian ports, effective April 2001. Spain has announced a similar prohibition. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Vessel Security Regulations

     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (SOLAS) created a new chapter of the convention dealing specifically with maritime security. The new chapter is scheduled to go into effect in July 2004 and will impose various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:

     o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

     o    on-board installation of ship security alert systems;

     o    the development of vessel security plans; and

     o    compliance with flag state security certification requirements.

     The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

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

Hull and Machinery Insurance

     As of December 31, 2003 we obtained marine hull and machinery and war risk insurance, that includes the risk of actual or constructive total loss, for our wholly owned vessels. The vessels are each covered to at least fair market value, with deductibles currently ranging from $7,500 to $325,000 per vessel per incident. We have also arranged increased value coverage where applicable. This increased value coverage will entitle us, in the event of total loss of a vessel, to some recovery for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

Loss of Hire

     We maintain loss of hire insurance for Cape Pampas, Princess Susana, Princess Katherine, Princess Nadia and Princess Marina. Loss of hire insurance covers lost earnings resulting from unforeseen incidents or breakdowns that are covered by the vessel's hull and machinery insurance and result in lengthy stays in port or slow steaming at sea. Although loss of hire insurance will cover up to ninety days of lost earnings, we must bear the first twenty one days' loss, which is in line with industry practice. We intend to renew these insurance policies or replace them with other similar coverage if rates comparable to those on our present policies remain available. There can be no assurance that we will be able to renew these policies at comparable rates or at all. Future rates will depend upon, among other things, our claims history and prevailing market rates.

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

Legal Proceedings

Ultrapetrol S.A. Vs. Province of Tierra Del Fuego
-------------------------------------------------

     On September 17th, 1999, the "Direccion Distrito Buenos Aires de la Direccion General de Rentas de la Provincia de Tierra del fuego" issued Resolution D.G.R. (DBA) No. 012/99. The Company was notified of the Resolution by Letter D.G.R. (DBA) No. 409/99 as of the same date.

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

     On October 1st, 1999, the Company submitted a "Recurso de Reconsideracion" (Motion for Reconsideration) in response to the Resolution. In this document the Company contested the position of the Tax Authority based on the following:

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

     On October 14th, 1999 the Company filed a declaratory action (accion declarativa de certeza) subject to the provisions of article 322 of the Argentine Code of Civil and Commercial Procedure, before the Argentine Supreme Court of Justice and against the Province of Tierra del Fuego. The action sought clarification of the existing state of uncertainty with respect to the scope of the tax jurisdiction of the Province of Tierra del Fuego over income derived from activities of international transportation of crude oil. It is the Company's belief that the above-mentioned activities were fully carried out outside the three marine mile strip counted from the base lines as set forth in Laws No. 18502 and 23968.

     On October 14th, 1999, the Company paid Pesos seventy (P$70) as Court Fees for cases involving indeterminable amounts, as provided by Law No. 23898.

     On April 11th, 2000, the Company requested the Tribunal to issue an injunction to prohibit the Province of Tierra del Fuego from seeking collection of the contested tax, interest and related charges during the course of the trial.

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

     On August 2nd, 2000, the Company extended the declaratory action filed against the Province of Tierra del Fuego, Antartida e Islas del Atlantico Sur, following the terms of articles 87, 331 et seq., and related provisions of the Argentine Code of Civil and Commercial Proceedings, in order to receive a ruling by the Argentine Supreme Court of Justice on the scope of the tax jurisdiction of the Province of Tierra del Fuego over water mirror located in the Area of the San Sebastian Bay, and the North of Isla Grande from F(degree) Cabo Espiritu Santo up to Punta de Arenas, i.e., outside the three marine mile strip counted from the base lines as provided from Law No. 23968. Consequently, the Company requested that the defendant be condemned to render ineffective the Resolution of the Provincial Bureau of Ports (Direccion Provincial de Puertos) No. 227/00, dated June 28, 2000.

     On August 23rd, 2000, the Argentine Supreme Court of Justice acknowledged the expansion of the complaint. On October 11th, 2000, the Prosecution of the Province of Tierra del Fuego answered the complaint and the extension thereof. On October 12th, 2000, the Secretary of Original Trials of the Argentina Supreme Court of Justice accepted the answer to the complaint and notified the Company about the documentary evidence submitted by the defendant. The Company responded to such notification on November 1st, 2000, in which opposition was expressed to the production of informative evidence and evidence from accounting experts.

     On December 21st, 2000, the Argentine Supreme Court of Justice declared that it was incompetent to issue a first instance resolution in connection with the extension of the complaint due to the constitutional rejection made in connection with Resolution No. 277/00 of the Provincial Bureau of Ports.

     On March 12nd, 2001, the Argentinian Supreme Court decided to open the trial stage for the submission of evidence for a thirty-day term. The Argentinian Supreme Court partially sustained the opposition duly presented by the Company to the evidences offered by the Province of Tierra del Fuego.

     On May 2nd, 2001 the Supreme Court closed the evidence stage and issued an order for the addition of the evidence to the main file. Likewise, such Court issued an order for the service of notices asking the parties to file their respective summary arguments.

     After the parties have filed their summary arguments, on May 29th, 2002 the file was sent to the Procuracion General de la Nacion (Office of the Attorney General) in order that the Procurador General (Attorney General) issue the pertinent opinion.

     On December 3rd, 2002 the Attorney General, Dr. Nicolas Becerra, issued the opinion whereby he recommended a favorable judgment for the plaintiff, stating that the Province of Tierra del Fuego does not have jurisdiction to impose taxes within the area beyond three marine miles.

     On December 5th, 2002 the Supreme Court sent the case to the members of the Highest Board of Judges so that the final judgment be entered.

     On September 8th, 2003 the Argentine Supreme Court ruled against the taxing power of the Province of Tierra del Fuego with respect to gross revenues derived from activities in off-shore areas located in the territorial seas beyond three nautical miles from the coast. The Supreme Court declared that the jurisdiction of the provinces in the territorial seas is limited to three nautical miles counted from the coast as provided by law 23. 968, and ruled that Section 81 of the Constitution of the Province of Tierra del Fuego, which extends its jurisdiction with respect to economic exploitation of the seas to areas subject to the jurisdiction of the Republic of Argentina, is in conflict with the Argentine Constitution which expressly provides that the limits of the provinces must be determined by Congress. As Ultrapetrol made transportation of crude oil from a point located beyond three nautical miles from the coast to destinations outside the Province in Tierra del Fuego, its position was accepted. Therefore, the Supreme Court dismissed the tax claim made by the province due to the lack of taxing jurisdiction with respect to activities performed out of its territorial limits.

     The Supreme Court dismissed the claim made by Ultrapetrol in relation with the extension of the complaint due to the constitutional rejection made in connection with Resolution No. 277/00 of the Provincial Bureau of Ports.

     The Tax Authority also assessed unilaterally a debt of the Company for Gross Income Tax accruing as of July 1999 to April 2001 in connection with the operation and loading of the Company's vessels at the port of Rio Cullen. The debt amounted to a total of $ 243,024.66 ($193.294,76 tax, $31.728 in interests up to August 31st, 2001, and $18.001,83 in fiscal charges).

     On September 3rd, 2001, the Company submitted a "Recurso de
Reconsideracion" (Motion for Reconsideration) in response to the Resolution based on the same arguments originally included in the Motion for Reconsideration filed with the Tax Authority on October 1st, 1999. The Tax Authority has not issued a resolution so far.

Ultrapetrol S.A. VS. AFIP-DGA
-----------------------------

     By means of the Customs Import Clearance ("Despacho de Importacion") (hereinafter, "CIC") No. 026 dated November 25, 1995, Ultrapetrol S.A. (hereinafter "Ultrapetrol" or the "Company") registered with the Customs Authority of Bahia Blanca the temporary importation of "Princess Pia" vessel.

     According to Decree No. 1493/92, such temporary importation was authorized for three years.

     Besides, in compliance with CIC No. 98 003 IT 01 300083-4 also registered with the Customs Authority of Bahia Blanca, the above mentioned term was extended, as confirmed by the Transport Secretariat ("Subsecretaria de Transporte") which authorized the navigation, communication and commerce of Princess Pia as a vessel of Argentine flag up to November 21, 2001.

     On October 23, 2001 Ultrapetrol's customs agent registered the re-exportation of Princess Pia with the Customs Authority of Bahia Blanca.

     Subsequently, as for November 22, 2001 the Transport Secretariat authorized the navigation of Princess Pia as a vessel of Panamanian flag, allowing the rendering of supplying services within the country.

     On November 16, 2001, customs agent Jorge H. Chaz requested the cancellation of the vessel's temporary importation, stating that due to operative reasons such vessel was not able to enter the jurisdiction of the Customs Authority of Campana.

     In accordance with the aforementioned scenario, the Customs Authority of Bahia Blanca consider that Ultrapetrol was comprised under the provisions of
Section 970 of the Customs Code and, consequently, issued a resolution claiming the sum of Argentine $ 4,689,694.83 as import taxes and the sum of Argentine $ 4,689,694.83 as fines.

     Such resolution was based in the fact that as the Company requested the cancellation of the regime without making the vessel available to the Customs Authority, such authority was not able to exercise its control and verifying functions as set forth in Section 268 of the Customs Code.

     In response to said resolution, on March 16, 2004 the Company submitted an appeal with the Argentine Tax Court ("Tribunal Fiscal de la Nacion").

     The main important arguments introduced by the Company were, among others, that it has not caused any breach to the Customs Code since the Princess Pia has operated within argentine territory only during the periods in which it was expressly authorized by the competent authorities and that the issuance of the appealed resolution was based on an undue interpretation of the customs legislation. The value of the vessel considered by the Customs Authority in order to establish the tax and fines claimed has also been objected by Ultrapetrol.

     Said appeal is nowadays pending of resolution by the Argentine Tax Court.

     In accordance with the arguments put forward by the Company there is a reasonable possibility that the Company will obtain a favorable decision in this matter.

     The Company has submitted the case for recovery if the Company is condemned to pay any amount in this case from its PandI insurance. This type of claim is covered by PandI insurers subject to the discretional approval of the board.

Ursa Shipping v. Princesss Susana, et al.
-----------------------------------------

     On February 21, 2003, Ursa Shipping Ltd., or Ursa, brought suit in the United States District Court for the District of New Jersey against our vessel, Princess Susana and Noble Shipping Ltd. seeking damages arising out of the delay in delivery of a cargo of Kirkuk crude oil to the Valero terminal in Paulsboro, New Jersey. (Ursa Shipping v. Princess Susana, et al. Civil Action No. 03-CV-747(FLW).) Princess Susana was detained by the United States Coast Guard prior to her arrival in Paulsboro when, during a routine Coast Guard tank vessel examination, a small amount of cargo was found to have leaked from one of the cargo tanks into one of the void spaces aboard the Princess Susana. The Princess Susana discharged after a delay of approximately eight days. On or about February 25, 2003, Valero Marketing and Supply Co., or Valero, commenced an action against Noble Shipping Ltd. (Valero Marketing and Supply Co. v. Noble Shipping Ltd., Civil Action No. 03-CV-843 (FLW). The Valero and Ursa complaints seek damages in excess of $9 million. Noble took the position that the claims are overstated and they have since been reduced to approximately $7.6 million.

     In connection with the above complaints, the Princess Susana was arrested. Security was posted by the Princess Susana's owner's protection and indemnity insurers in the amount of $11.2 million and she was released from arrest (insurance coverage is in place). Both the Ursa and the Valero complaints have been answered, defenses have been raised, and a counterclaim has been raised in the Ursa action seeking, inter alia, unpaid freight and demurrage. Subsequently, Valero impleaded the seller of the cargo, Taurus Petroleum Ltd., or Taurus, into the action by way of an amended complaint. Noble has answered the amended complaint, raised defenses, and brought a cross claim against Taurus for indemnity.

     Discovery is ongoing and scheduled to conclude at the end of 2004. It is too early in the course of the litigations to form an opinion as to their ultimate outcome.

     We believe this claim is covered by insurance. The insurer is actively conducting the defense through its designated counsel and has not asserted any objections or defenses to the insurance claim. We would expect any damages arising from this action (less our policy deductible) to be covered by the proceeds of such insurance.

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

     Ultrapetrol (Bahamas) Limited owns directly 100% of the following subsidiaries:

     o    Princely International Finance Corp. (a Panamanian corporation)
     o    Massena Port SA ( a Uruguayan corporation)
               -    Dampierre Holding Spain S.L. (a Spanish corporation)
                    -    93 % of Ultrapetrol S.A. (an Argentinean corporation)
                    -    50 % of Parfina SA. (a Paraguayan corporation)
                    -    99 % of Oceanpar SA. (a Paraguayan corporation)

     o    UP River Terminals (Panama) S.A. (a Panamanian corporation)
     o    Kattegat Shipping Inc. (a Panamanian corporation)
     o    Majestic Maritime Ltd. ( a Bahamian corporation)
     o    Stanmore Shipping Inc ( a Panamanian corporation)
     o    Avemar Holding (Bahamas) Limited ( a Bahamian corporation)
     o    Mansan S.A (a Uruguayan corporation)
     o    Parkwood Commercial Corp (a Panamanian corporation)
     o    Internationale Maritime SA (a Bahamian corporation)

     In addition, Ultrapetrol (Bahamas) Limited has an ownership in the following companies: 92.86 % of UP (River) Holdings Ltd, 50 % of UABL Ltd. ("UABL"), 60% of Ultracape (Holdings) Ltd. ("Ultracape") , 49 % of Maritime Sipsa S.A. (M.Sipsa) and 27.78 % of UP Offshore (Bahamas) Ltd. ("UP Offshore"). In the case of the latter company we have options to increase our participation that may be exercised under certain conditions.

     Also, Princely International Finance Corp. has various subsidiaries whose organization or acquisition is as follows:

                    NAME                          COUNTRY    %OWNED

     o Regal International Investments S.A.     Panamanian    100%
        - Bayham Investment S.A.                Panamanian    100%
        - Draco Investment S.A.                 Panamanian    100%
             - Cavalier Shipping Inc.           Panamanian    100%
     o Danube Maritime Inc.                     Panamanian    100%
     o Baldwin Maritime Inc.                    Panamanian    100%
     o Tipton Marine Inc.                       Panamanian    100%
     o Corporacion de Navegacion Mundial S.A.   Chilean       100%
             - Parfina S.A.                     Paraguayan     50%

     o Oceanview Maritime Inc.                  Panamanian    100%
     o Ultrapetrol International S.A.           Panamanian    100%
     o Kingly Shipping Ltd.                     Bahamian      100%
     o Sovereign Maritime Ltd.                  Bahamian      100%
     o Monarch Shipping Ltd.                    Bahamian      100%
     o Noble Shipping Ltd.                      Bahamian      100%

     o Ultrapetrol de Venezuela, CA             Venezuelan    100%
     o Imperial Maritime (Bahamas) Ltd. Inc.    Panamanian    100%
     o General Venture Inc                      Panamanian    100%
     o Oceanpar S.A.                            Paraguayan      1%
             - Ultrapetrol S.A.                 Argentina       7%
     o Imperial Maritime Ltd.                   Bahamian      100%

D.   PROPERTY AND EQUIPMENT

     We own, directly and indirectly, six ocean-going tankers, one bulkcarrier, three push boats/tugs, two ocean-going Tug-Barge units, and 89 wet and dry barges. The vessels' name, dwt, vessel type and date of the original delivery from the builder's yard are set forth in Item 4. "Information on the Company." Section B. Business Overview--Our Trading Fleet. We do not own any buildings and do not pay any rental expense other than as a portion of the administration fees paid to Oceanmarine.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements of Ultrapetrol (Bahamas) Limited and subsidiaries for the twelve months ended December 31, 2003, 2002 and 2001 included elsewhere in this report.

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

     We operate Suezmax, Aframax and Panamax tankers primarily in South America with additional operations between the Caribbean, United States, West Africa and the Mediterranean. We also have two oceangoing Tug-Barge units, one of which operates as a transfer station and 89 barges and three tugs that operate in barge river trafficking under time charter to UABL Ltd. Our two oceangoing Tug-Barge units are permitted to engage in cabotage trading in Argentina. Cabotage trading in Argentina is the transportation of passengers or goods by sea or river between ports and cargo transfer zones in Argentina. This commerce is reserved for Argentinean flag vessels that obtained dual flag registration privileges and Argentinean shipowners who have bareboat chartered foreign flag vessels and obtained authorization from the Argentinean Maritime Authority.

     During the twelve months of 2003 we employed a significant part of our fleet on time charter for different clients.

     During the twelve months of 2003, the international freight market maintained rates above those experienced in 2002.

     The Princess Susana and the Princess Marina were out of service undergoing mayor repairs during 25 days and 78 days respectively and the Princess Pia and Princess Eva were out of service due to accidents for 42 days and 124 days, respectively.

     On April 18, 2003, the Alianza G1 suffered an accident in her main engine while the vessel was in transit from Argentina to Chile. As a result of this accident the crankshaft of the vessel was damaged requiring a significant repair to restore the engine to its full operational power. We settled with its hull and machinery insurers for a total compensation of $1.9 million in addition to which we agreed to receive $0.2 million from its loss of hire underwriters and entered into an agreement to sell the vessel for $2.5 million on August 11th 2003. The vessel was delivered to its new owners on September 17th 2003.

     On May 22, 2003 we entered into a MOA to sell the Princess Veronica for a total price of $2.0 million. The vessel was delivered to its new owners on June 5th, 2003.

     Our affiliate UABL (50% of which we hold through our unrestricted subsidiary UP (River) Holdings Ltd. entered into loan agreements on February 27, 2003 with the International Finance Corporation, or "IFC", and Kreditanstalt Fur Wiederaufbau, or "KfW" with a repayment schedule that starts in June 2005 and continues until December 2011 in the case of the (A) tranche of the IFC Loan until December 2009 and in the case of the (B) tranche and the KFW Loan IFC and KFW have agreed to provide a total of $40 million to finance the capital expenditures of UABL Limited over the next 3 years. The loans are provided under two separate agreements to wholly owned subsidiaries of UABL: UABL Barges (Panama) Inc. $30 million and UABL Paraguay S.A. $10 million. The agreements in connection with this financing impose restrictions on the ability of UABL to pay dividends or make other payments to its shareholders if UABL is in default of its obligations under the loan and require that in conjunction with ACBLH the Company retain control of UABL.

     On June11, 2003 we entered into a share purchase agreement with IFC pursuant to which is we have agreed to sell 357 shares (the "Shares") representing approximately 7.14% of the total share capital of its unrestricted subsidiary UP (River )Holdings Ltd. ("UP River") for a total price of $5.0 million. In addition, IFC acquired the right to a proportionate share of payments under the Company's charterparty agreements with UABL dated October 18, 2000 and October 24, 2000. At the same time, we entered into a Shareholders Agreement with UP River, Inversiones Los Avellanos S.A. and IFC which was subsequently amended and restated as of August 12, 2003 to include Solimar Holdings Ltd. and LAIF as parties. Pursuant to the Amended and Restated Shareholders Agreement IFC has a limited right to put the Shares to UP River.

     On July 25, 2003 the Company's option to repurchase 25,212 of its shares from Inversiones Los Avellanos S.A. for a total price of $0.9 million expired and was extended till July 31st 2004.

     On September 10, 2003 we entered into several MOA to purchase a total 20 dry river barges for a total price of $1.0. We employed these barges under time charter with UABL Ltd.

     On September 23, 2003 we entered into a MOA to sell the Princess Pia for a total price of $2.9 million. The vessel was delivered to its new owners on October 24, 2003

     On December 1, 2003 we entered into a MOA to sell the Princess Marisol for a total price of $4.9 million. The vessel was delivered to its new owners on December 9, 2003

Revenue

     The majority of our vessels are employed on time charters to affiliated and unaffiliated companies. The revenue from this operation is derived from a daily rate that is paid to us for the use of our vessels. Hire revenue accounted for 65% of our total revenues for the twelve months ended December 31, 2003.

     Also, our vessels are employed on a contract of affreightment ("COA") basis either for single or repetitive voyages. For a COA, the vessel owner or operator generally pays all voyage and vessel operating expenses and has the right to substitute one vessel for another. The rate is generally expressed in dollars per metric ton of cargo. Revenues earned under COA's are referred to as "freight". COA revenue accounted for 35% of the Company's total revenues for the twelve months ended December 31, 2003.

     From the total revenues obtained from COA's during the twelve months of 2003 45% were in respect of repetitive voyages for the Company's regular customers and 55% in respect of single voyages for occasional customers.

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

     Our other primary operating expenses include general and administrative expenses as well as ship management and administration fees paid to Ravenscroft Miami and Oceanmarine, another affiliate of ours, which provides certain administrative services. We pay Oceanmarine a monthly fee of $9,000 per vessel for administrative services including general administration and accounting (financial reporting, preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. We also pay Ravenscroft Miami a monthly ship management fee of $12,500 per vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. We do not expect to pay regular fees to any affiliated entity other than those described here for management and administration functions. In the case of our river barges chartered to UABL, we have contracted the shipmanagement responsibilities to Lonehort Inc., an affiliate of UABL.

2003 Compared to 2002

                                                             Year December 31
                                                             2003        2002
                                                           --------    --------
                                                          (dollars in thousands)

Freight revenues
      Attributable to wholly owned vessels                   26,445      23,662
      Attributable to wholly chartered-in vessels                42       1,081
                                                           --------    --------
                             Total                           26,487      24,743
Hire revenues
     Attributable to wholly owned vessels                    48,746      48,381
     Attributable to wholly chartered-in vessels                  0           0
                                                           --------    --------
                             Total                           48,746      48,381

                                                           --------    --------
Total Revenues                                               75,233      73,124
                                                           --------    --------

Voyage expenses
     Attributable to wholly owned vessels                   (12,605)     (9,259)
     Attributable to wholly chartered-in vessels                (39)       (926)
                                                           --------    --------
                             Total                          (12,644)    (10,185)

Running costs                                               (28,659)    (27,397)

Amortization of dry-dock expenses                            (7,232)     (8,839)

Depreciation of property and equipment                      (15,335)    (15,968)

Management fees and administrative expenses                  (7,818)     (6,818)

Loss on involuntary conversion of Argentine
receivables                                                              (2,704)
                                                           --------    --------
Operating profit                                              3,545       1,213

Interest expense                                            (16,207)    (16,763)

Financial gain on extinguisment of debt                       1,782           0

Investment in subsidiaries                                    3,140         (45)

Other net income (expenses)                                  (2,461)      1,698)

Revenues
--------

     Total revenues from freight net of commissions increased from $24.8 million in 2002 to $26.4 million in 2003, or an increase of 6%. This increase is primarily attributable to the Princess Susana and Princess Veronica COA's employment instead of time charter operation of those vessels

     Hire revenues net of commissions, increased by 1% from $48.4 to $48.7 million. This increase is attributable to the time charter employment of the Princess Marisol and Cape Pampas, a new vessel we acquired in July 2002 partially offset by Princess Susana and Princess Veronica COA's employment .

     The total of 103 days out of service experienced by the Princess Marina and the Princess Susana due to major repairs, and Princess Eva and Princess Pia which were out of service due to accidents for 166 days during the first six months of 2003 negatively affected our revenues in this period. Part of this off hire time is compensated by our loss of hire insurance for which a total of $1.5 million has been included as other income (outside our operational result).

     Operating profit for 2003 was $ 3.5 million, an increase of $2.3 million from 2002. This difference is mainly attributable to the combined effect of: lower net earnings of our Panamax size vessels and Alianza G1 which resulted from time lost due to accidents, lower freight and hire revenues of these vessels and the subsequent sale of some of these vessels as described above; lower net earnings of Princess Marina due to her repair period; the sale in the last quarter of Princess Marisol and higher net earnings of vessels Princess Katherine, Princess Nadia, and the Princess Susana and the earnings of the Cape Pampas which operated partially in an improved dry cargo market during the last quarter of 2003.

Voyage expenses
---------------

     Voyage expenses for 2003 were $12.6 million, as compared to $10.2 million for 2002, an increase of $2.4 million, or 24%. The increase is primarily attributable to the Princess Susana and Princess Veronica COA's employment instead of time charter employment and to a change in trading pattern of Princess Laura which was employed on shorter voyages between ports where the port costs are more significant.

Running costs
-------------

     Running costs increased by $1.3 million, or 5%, to $28.7 million in 2003 as compared to $27.4 million in the equivalent 2002 period. This increase is mainly attributable to the Cape Pampas, a new vessel acquired in July 2002 and additional expenses incurred in our Panamax fleet.

Amortization of dry-dock expenses
---------------------------------

     Amortization of dry docking and special survey costs decreased by $1.6 million, or 18%, to $7.2 million in 2003 as compared to $8.8 million in 2002. The decrease is primarily attributable to the cease of amortization for the vessels sold during the year. The unamortized balance is included into the gain or loss disposal calculation.

Depreciation of property and equipment
--------------------------------------

     Depreciation and amortization decreased by $0.7 million, or 4%, to $15.3 million in 2003 as compared to $16.0 million in 2002. This decrease is primarily due to the sale of the Princess Fatima, Princess Veronica Princess Pia and Princess Marisol partially offset by an increase attributable to the purchase of the Cape Pampas.

Management fees and administrative expenses
-------------------------------------------

     Management fees and administrative expenses were $7.8 million in 2003 as compared to $6.8 million in 2002, an increase of $1.0 million, or 15%. This increase of $1.0 million is attributable mainly to an increase in administrative expenses.

Interest expense
----------------

     Interest expenses decreased by $0.6 million, or 4%, to $16.2 million in 2003 as compared to $16.8 million in 2002. The decrease is primarily attributable to the lower level of financial debt and consequential associated interest costs.

Financial gain on extinguishment of debt
----------------------------------------

     During the last quarter of 2003, the Company through its subsidiaries, repurchsed $6.7 million nominal value of its 10.50% First Preferred Ship Mortgage Notes due 2008. We recognized a gain of $1.8 for the extinguishment of the debt.

Investment in subsidiaries
--------------------------

     Investment in subsidiaries for 2003 was a gain of $3.1 compared for a loss of $0.1 in 2002. The difference is mainly due to the Company's 50% interest in UABL, since whereas in 2003 UABL yielded net income of $4.3 in 2002, it carried a loss of $2.5.

Other net (expense) income
--------------------------

     This account disclosed an income of $1.7 in 2002 and a loss of $2.5 in 2001. The difference is explained by the combined effect of the following: an increase in the loss from the sale of property, plant and equipment of $2.1 (a loss of $3.7 in 2003, as compared to a loss of $1.6 in 2002) and a decrease in income from claims against insurance companies of $1.8 (income of $1.6 in 2003, as compared to income of $1.6 in 2002).

2002 Compared to 2001

                                                         Year ended December 31
                                                            2002         2001
                                                          --------     --------
                                                         (dollars in thousands)

Freight revenues
      Attributable to wholly owned vessels                  23,662       68,137
      Attributable to wholly chartered-in vessels            1,081        5,530
                                                          --------     --------
                             Total                          24,743       73,667
Hire revenues
     Attributable to wholly owned vessels                   48,381       36,266
     Attributable to wholly chartered-in vessels                 0        1,275
                                                          --------     --------
                             Total                          48,381       37,541

                                                          --------     --------
Total Revenues                                              73,124      111,208
                                                          --------     --------

Voyage expenses
     Attributable to wholly owned vessels                   (9,259)     (20,569)
     Attributable to wholly chartered-in vessels              (926)      (6,320)
                                                          --------     --------
                             Total                         (10,185)     (26,889)

Running costs                                              (27,397)     (33,615)

Amortization of dry-dock expense                            (8,839)      (7,246)

Depreciation of property and equipment                     (15,968)     (16,197)

Management fees and administrative expenses                 (6,818)      (7,770)

Loss on involuntary conversion of Argentine
receivables                                                 (2,704)
                                                          --------     --------
Operating profit                                             1,213       19,491

Interest expense                                           (16,763)     (17,698)

Revenues
--------

     Total revenues from freight net of commissions decreased from $73.7 million in 2001 to $24.7 million in 2002, or a decrease of 66%. This decrease is primarily attributable to the time charter operation of the Princess Katherine, Alianza G3, Princess Veronica and Princess Susana instead of COA's employment as well as a general decrease in freight rates. Another contributing factor was lower revenue obtained by our Alianza G3-Alianza Campana which spent the entire first quarter in preparation and positioning for a long term contract. Also the lower utilization rates of our Panamax vessels coupled with the total of 129 days out of service experienced by Princess Pia and, Princess Fatima due to dry dock and special survey and Princess Marisol which was out of service due to an accident for 87 days during 2002, affected negatively our revenues in this period. Part of this off hire time is compensated by our loss of hire insurance for which a total of $1.8 million has been included as other income (outside our operational result).

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

B.   LIQUIDITY AND CAPITAL RESOURCES

     We are a holding company with no material assets other than those of our subsidiaries. Consequently, we must fund our capital requirements through other sources, including cash dividends from subsidiaries, borrowings and shareholder contributions. We operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions. As of December 31, 2003, we had total indebtedness of $155.8 million, $128.3 million from the Note Issue, $2.0 million drawn under a revolving credit facilities from M&T Bank, the trustee of the Company's Notes, for Majestic Maritime Ltd., a wholly owned subsidiary, $5.0 million in a senior loan facility with Nedship Bank (America) N.V. for Kattegat Shipping Inc., a wholly owned subsidiary, for the purchase of the vessel Princess Marina, $7.5 million in a senior loan facility with M&T Bank for Majestic Maritime Ltd, a wholly owned subsidiary, for the purchase of the vessel Princess Katherine, $9.3 million in a senior loan facility with Credit Agricole Indosuez for Braddock Shipping Inc, a 60% owned subsidiary, for the purchase of the vessel Cape Pampas. We have a short term credit line of $0.2 million drawn under a revolving credit facilities from the M&T Bank for Stanmore Shipping Inc., a wholly owned subsidiary and accrued interest expenses for these loans of $ 3.4 million. On December 31, 2003, we had cash and cash equivalents on hand of $ 8.2 million. We believe, based upon current levels of operation, cash flow from operations, together with other sources of funds, that we will have adequate liquidity to make required payments of principal and interest on our debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

Operating Activities
--------------------

     In 2003, we generated a positive $20.5 million in cash flow from operations compared to $14.4 million for in the same period in 2002. Net losses for the twelve months of 2003 were $ 11.5 million compared with a net loss of $13.8 million in the same period of 2002.

     Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital.

Investing Activities
--------------------

     During the year 2003 our subsidiary UP Offshore Ltd Bahamas disbursed $14.3 million in advances to the yards contracted to build the new offshore vessels of this total we made equity contribution to UP Offshore for a total of $ 4.4 million and we disbursed $ 2.8 million in the purchase of the new river barges compared to $16.7 million disbursed for the acquisition of vessels in the same period of 2002. We disbursed $3.6 million in dry dock and major repair expenses, compared to $6.0 million in the same period of 2002. Also during the year 2003 the Company received from the proceeds of vessels sales a net of $16.1 million.

Financing Activities
--------------------

     Net cash provided by financing activities decreased by $10.7 million during 2003. The decrease in cash provided by financing activities in the twelve months of 2003 is mainly attributable to capital payments made during the year 2003.

     During the last quarter of 2003, the Company through its subsidiaries, repurchased $6,7 million nominal value of its 10,5% First Preferred Ship Mortgage Notes due 2008 at a net amount of $4.8 million

Foreign Currency Transactions

     Substantially all ours revenues are denominated in U.S. dollars, but 9% of our total revenues is denominated in US dollars but collected in Argentine pesos at the equivalent amount of US dollars at the payment date and 9% of our total out of pocket operating expenses are paid in Argentine pesos. Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the Argentinean peso. For accounting purposes, revenue and expense accounts are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not hedge its exposure to foreign currency fluctuations except for the China construction contract where our subsidiary UP Offshore has a hedge for the portion of supplies of the vessel construction contract that is denominated in Euros for a total of Euros 5.7 million at approximately $1.14 per dollar.

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

     Drydocking Costs

     All of ours vessels must be periodically drydocked and pass certain inspections to maintain their operating classification, as mandated by certain maritime regulations. Costs incurred to drydock the vessels are deferred and amortized on a straight line basis over the period to the next drydocking, generally 30 months. The alternative accounting policy for drydocking costs is to expense the expenditures as incurred. The Financial Accounting Standards Board and the American Institute of Certified Public Accountants have proposed that the deferral method of accounting for planned major maintenance activities such as drydocking expenditures should be eliminated. Under the proposal, we would expense drydocking expenditures as incurred. The unamortized drydocking costs were approximately $3.5 million as of December 31, 2003.

Recent Developments

     On December 12th ,2003 we entered into a MOA (Memorandum of Agreement) to sell its Princess Laura for a total price of $4.0 million . The vessel was delivered to its new owners on January 09th, 2004 for a total price of $ 4.02 million. This price compares with a book value (including unamortized dry dock) of $ 5.7 million.. therefore resulting in a loss of $ 1.7 million this loss has been reflected in the 2003 results as an adjustment of the book value of the vessels at year end.

     On April 23rd 2004 the Company acquired in a series of related transactions, through two wholly-owned subsidiaries, from ACBL Hidrovias, Ltd. the remaining 50% equity interest in UABL Ltd. that it did not own along with a fleet of 50 barges and 7 pushboats. The total purchase price paid in these transactions was $26.1 million, $17.7 million of which were derived from the proceeds of previous vessel sales made by Ultrapetrol. The barges and pushboats enter Ultrapetrol's fleet as "Qualified Substitute Vessels" under the Indenture.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Not Applicable.

D.   TREND INFORMATION

     Not Applicable.

E.   OFF-BALANCE SHEET ARRANGEMENTS

     Not Applicable.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following summarizes the Company's contractual obligations at December 31, 2003, and the effect such obligations are expected to have on its liquidity and cash flow in future periods.

                                                            Payments due by period
                                               -----------------------------------------------
                                                          less                          more
                                                         than 1     1 - 3     3 - 5    than 5
Contractual Obligations                         Total     year      years     years     years
1. Long - Term Debt Obligations
   - M&T Bank (a)                               15,737     4,834     4,912     5,992        --
   - Credit Agricole Indosuez (a)                9,782     2,754     7,027        --        --
   - Private Investors                         188,981    13,476    26,952   148,554        --
2. Capital (Finance) Lease Obligations              --        --        --        --        --
3. Operating Lease Obligations                      --        --        --        --        --
4. Purchase Obligations
   - PSV shipbuilding (b)                       80,806    32,477    46,954     1,375        --
5. Other Long-Term Liabilities Reflected
   on the Company's Balance Sheet under
   GAAP of the primary financial statements
   - Minority interest subject to put rights     5,000        --        --               5,000
                                               -------   -------   -------   -------   -------
Total                                          295,307    53,541    85,844   155,921        --

(a) For the calculation of the interest on loans that accrue interest at LIBOR, the Company applied the value of such rate as of December 31, 2003, i.e. a nominal rate of 1.45% per annum.

(b)(1) The Company has entered into a subscription agreement with AIG-GE Capital, LAIF and Comintra Enterprises Ltd. through which each of these parties has agreed to subscribe and purchase from UP Offshore (Bahamas) Ltd. common shares issued by UP Offshore (Bahamas) Ltd. up to a total maximum contribution of $30 million and $2.5 million respectively (of which up to 31 December 2003 they had actually contributed $10.5 million and Comintra $0.875 million).

(2) In addition on June 24, 2003 UP Offshore (Bahamas) Ltd. entered into a Preference Subscription Agreement with the International Finance Corporation through which UP Offshore (Bahamas) Ltd. agreed to issue and sell to International Finance Corporation 3 million Preference Shares for $3 million (the initial subscription). This initial subscription was effected and paid on January 23, 2004.

(3) The Company also has agreed to finance part of such commitments out of the funds to be obtained pursuant to the loan agreement signed by UP Offshore (Panama) Ltd. with the International Finance Corporation for an amount of $18.4 million, which is to be amortized in semi-annual installments beginning June 2005 and ending June 2012, and out of funds to be obtained pursuant to the loan signed by UP Offshore Apoio Maritimo Ltda. with the International Finance Corporation for an amount of $41 million, to be amortized in semi-annual installments from January 2005 through April 2013.

The proceeds of the agreements described in (1) to (3) above will be used to cover the "Purchase Obligations" described above.

     FUTURE CAPITAL REQUIREMENTS. Our near-term cash requirements are related primarily to funding operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If the Company cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions. The company cannot provide assurance that these sources will be available.

G.   SAFE HARBOR

     Not Applicable.

ITEM 6. - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     Set forth below are the names and positions of our directors and executive officers, as of April 30, 2004.

      Name                                   AGE   Position
      ----                                         --------
      Felipe Menendez R. ..................   49   President and Chief Executive
                                                   Officer/Director
      Ricardo Menendez R. .................   55   Director
      James F. Martin......................   49   Director
      Katherine A. Downs...................   49   Director
      Leonard J. Hoskinson.................   50   Director & Secretary

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

B.   COMPENSATION

     The aggregate annual net cost to the Company for the compensation paid to members of the Board of Directors was zero for the fiscal year ended December 31, 1999, $0.9 million for the fiscal year ended December 31, 2000 ($0.4 million as monitoring fees and $0.5 million as a bonus to certain directors and officers), $1.1 million for the fiscal year ended December 31, 2001 ($0.4 million as monitoring fees and $0.7 million as a bonus to certain directors and officers). $1.1 million for the fiscal year ended December 31, 2002 ($0.4 million as monitoring fees and $0.7 million as a bonus to certain directors and officers) and $1.1 million for the fiscal year ended December 31, 2003 ($0.4 million as monitoring fees and $0.7 million as a bonus to certain directors and officers). None of the work conducted by the Board of Directors was conducted in Argentina.

     We have no funds set aside or accrued to provide pension, retirement or similar benefits for our directors or officers.

C.   BOARD PRACTICES

     As provided in our Memorandum and Articles of Association and the International Business Companies Act, 1986, each director elected holds office until a successor is elected or until his earlier death, resignation or removal. Officers are elected from time to time by vote of the respective board of directors and hold office until a successor is elected. The Board of Directors have not appointed an audit or a compensation committee. The Company's full board performs the functions of the audit and the compensation committee.

D.   EMPLOYEES

     As of December 31, 2003, we employed approximately 322 employees, consisting of 17 shore-based personnel and 305 seagoing employees were employed through our managers . At December 31, 2002, we employed approximately 420 employees, consisting of 16 shore-based personnel and 404 seagoing employees were employed through our managers and at the year end 2001, we employed approximately 430 employees consisting of 15 shore-based personnel and 415 seagoing employees were employed through our managers. The crew on board our vessels is employed through Ravenscroft Ship Management Ltd., Bahamas and through various manning agents depending on the nationality as listed below:

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

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the current ownership of our outstanding voting securities as of December 31, 2003 by each person known by us to be the beneficial owner of more than 5% of such securities and all the directors and senior management as a group.

                                                          Number of
                                                           Common     Percent of
     Name                                                  Shares       Class
     ----                                                  ------       -----

     Solimar Holdings Ltd. (1) ........................     996,008     46.7%
     Inversiones Los Avellanos S.A. (2) ...............   1,138,443     53.3%
     All directors and senior management as a group (2)   1,138,443     53.3%

     ----------
     (1) Solimar Holdings Ltd. is a wholly-owned subsidiary of AIG-GE Capital Latin American Infrastructure Fund L.P., a Bermuda limited partnership.
     (2) In respect of 601,299 held directly by Inversiones Los Avellanos S.A. and 537,144 held by Avemar Holdings (Bahamas) Limited, the full voting power of which has been granted to Inversiones Los Avellanos S.A. by irrevocable proxy. Inversiones Los Avellanos S.A. is controlled by members of the Menendez family, including our directors Felipe Menendez R. and Ricardo Menendez R.

B.   RELATED PARTY TRANSACTIONS

     A significant part of the Company's revenue is derived from related parties' chartering activity, mainly from UABL (Bahamas) Limited ("UABL") , an affiliate and Maritima Sipsa, a new affiliate. We time charter our River Fleet to UABL, this charter represented in 2003 revenues of approximately $10.2 million. For each of the years ended December 31, 2003, 2002 and 2001 the revenues derived from related parties amounted to approximately $12.1 million, $10.0 million and $13.4 million. As of December 31, 2003 and 2002 the net balances of the accounts receivable and payables from affiliates resulting from such transactions were approximately $3.5 million and $8.1 million, respectively.

     The respective owning/operating subsidiaries have contracted with Oceanmarine for certain administrative services. For these services, we pay Oceanmarine a monthly fee of $9,000 per vessel. Pursuant to individual ship management agreements between Ravenscroft Bahamas and the Company's relevant vessel-owning subsidiaries, Ravenscroft Bahamas has agreed to provide certain ship management services for all of the Company's ocean vessels. Ravenscroft Bahamas has subcontracted the provision of these services to Ravenscroft Miami. For these services, we have agreed to pay Ravenscroft Miami a monthly fee of $12,500 per vessel plus certain out-of-pocket expenses. In the case of our river barges chartered to UABL Limited we have contracted the shipmanagement responsibilities to Lonehort Inc an affiliate company of UABL. Pursuant to an agency agreement with Ultrapetrol S.A., I Shipping Services Argentina has agreed to perform the duties of port agent for the Company in Argentina. For these services, Ultrapetrol S.A. pays I. Shipping Services Argentina fees ranging from $800 to $1,875 per port call. Each of Ravenscroft Miami, Ravenscroft Bahamas, Oceanmarine and Inchcape Argentina are affiliates of the Company. We believe that the payments made to Ravenscroft Miami, Oceanmarine and I. Shipping Services Argentina reflect market rates for the services provided.

     Under these agreements, these related parties are to provide all necessary services for the Company and its subsidiaries to operate, including but not limited to ship management services for its owned vessels, compensation of directors, accounting services, accommodations and other related services. Additionally, commissions and agency fees are paid to those related parties. For each of the years ended December 31, 2003, 2002 and 2001, management fees paid and/or accrued to related parties for such services amounted to approximately $2.9 million, $3.2 million and $3.3 million, respectively.

     Ravenscroft sometimes performs ship brokering services on behalf of the Company. We pay Ravenscroft Miami industry standard rates for such services when used. For the years ended December 31, 2003, 2002 and 2001, ship broker fees paid to and accrued for Ravenscroft. for such services amounted to $0,43 million, $0.15 million and $0.27 million, respectively

     Pursuant to an agency agreement with Ultrapetrol S.A., I. Shipping Service Argentina S.A. has agreed to perform the duties of port agent for the Company in Argentina. For each of the years ended December 31, 2003, 2002 and 2001 the amounts paid and/or accrued for such services amounted to $0.1million, $0.2 million and $0.4 million respectively

     Under agreements by the Company and ACBL Hidrovias Limited (Bermuda), wholly owned subsidiary of ACL, both companies lease certain vessels not contributed to UABL, to be operated together with the UABL fleet. Additionally, Lonehort S.A., a shipping agent wholly owned by UABL, bills ship management fees for the administration of the mentioned vessels. For the years ended December 31, 2003, 2002 and 2001, ship management fees paid to and accrued for Lonehort S.A. for such services amounted to $ 6.7 million, $6.6 million and $7.3 million, respectively

     Certain of our directors and senior management hold similar positions with affiliates. Felipe Menendez, who is our President, Chief Executive Officer and a Director, is a Director of Oceanmarine and Ravenscroft Miami. Ricardo Menendez, who is one of our Directors, is the President of Oceanmarine and Chairman of the Board of Directors of Ravenscroft and Leonard J. Hoskinson, who is one of our Directors, is General Manager and Director of Ravenscroft Miami. Felipe Menendez, Ricardo Menendez and James Martin are also Directors in UABL Limited for which company Felipe Menendez also serves as President and Chief Executive Officer. Although it is not their current intention to do so, in light of their positions with such entities, these officers and directors may experience conflicts of interest in selecting between our interests and those of Ravenscroft and Oceanmarine.

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

     None.

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

E.   TAXATION

     We have been advised by our Argentinean counsel, Perez Alati, Grondona, Benites, Arnsten & Martinez de Hoz, that there is some uncertainty under Argentinean law as to whether payments of interest by Ultrapetrol S.A., our Argentinean subsidiary, under its guarantee of our Notes, may be subjected to Argentinean income tax withholding. Perez, Alati et al. have advised us that payments by Ultrapetrol S.A. made in respect of interest on our Notes might be subject to withholding imposed by Argentinean taxing authorities. They have advised us that the withholding determination would depend on whether the Argentinean taxing authorities view such guarantee payments as equivalent to loan interest payments.

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

     Exposure To Interest Rates. Short-term variable rate debt, comprised approximately $7.1 million of our total debt as of December 31, 2003, including accrued interest. Long-term variable rate debt, comprised approximately $17.0 million of our total debt as of December 31, 2003. Our variable rate debt had an average interest rate of approximately 2.98% as of December 31, 2003. A hypothetical 1.0% increase in interest rates on $24.1 million of debt would cause our interest expense to increase on average approximately $0.24 million per year over the term of the loans, with a corresponding decrease in income before taxes.

     Historically, we have not used derivatives or other financial instruments to hedge the risk associated with the movement in foreign currencies. However, in November, 2003, UP Offshore (Bahamas) Limited, a subsidiary of the Company, has entered into a series of hedging contracts with AIG International Inc. in order to assure the EURO payments due under the shipbuilding contracts for the construction of two Plataform Supply Vessels (PSVs). Under this EURO forward foreign exchange contract, the subsidiary obligated to exchange predetermined amounts of EUROS at specified exchanges rates on specified dates or to make an equivalent US dollar payment equal to the value of such exchange.

     The following table reflects the amounts of EUROs hedged and the corresponding exchange rates and settlement dates:

     Nominal amount
     (US dollar)                    Forward rate           Settlement date

     1.431.022               1.14658 USD per Euro          March 25, 2004
     1.431.022               1.14465 USD per Euro          May 28, 2004
     1.431.022               1.14290 USD per Euro          July 30, 2004
     1.431.022               1.14080 USD per Euro          October 28,2004

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

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

     The Company's equity securities are not publicly traded, and its obligations and duties to Note holders are defined in the indenture to the Notes. Accordingly, the Company is not required appoint an audit committee or select a financial expert. The Board of Directors does not believe that the role played by an audit committee as defined in the Sarbanes Oxley Act. and other regulations in force is applicable to the Company at this time.

ITEM 16B CODE OF ETHICS

     The Company's equity securities are not publicly traded, and its obligations and duties to Note holders are defined in the indenture to the Notes. Accordingly, the Company has not adopted a business code of ethics because the Board of Directors does not believe that role played by a business code of ethics is applicable to the Company.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Pistrelli, Henry Martin y Asociados S.R.L. member of Ernst & Young Global is the independent accounting firm that audits the financial statements of the Company and its subsidiaries and is the principal accountant for the audit of the Company.

     Aggregate fee for professional services rendered for the Company by Pistrelli, Henry Martin y Asociados S.R.L. in 2003 and 2002 were:

                        2003                    2002

     Audit fee          $0.194 million          $0.147 million

     Tax fee            $0.008 million          $0.005 million

     Audit fees related to the audit services consents and review of documents filed with the SEC. Audit - related fees relate primarily to the audits of the Company's financial statements and accounting research and consultation. Tax fees relate to transfer pricing analysis.

     The Board of Directors pre-approves all audit, audit - related, and non audit services provides by the Company's independent auditor prior to the engagement of the independent auditor with respect to such services.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

Name of purchaser: Avemar Holding (Bahamas) Limited

Date of the transaction: Oct 12, 2000

(a)  Total number of shares purchased: 537.144

(b) Average price paid per share: $37,85 (Price with the related expenses to this transaction) bare price 37,65

(c) Total number of Shares purchased as part of publicly announced plan or program: N/A

(d) Maximum number (or approx. dollar value) of Shares that may be purchased under the plan or program: N/A

PART III

ITEM 17 - FINANCIAL STATEMENTS

     Not Applicable.

ITEM 18 - FINANCIAL STATEMENTS

     The following financial statements listed below and set forth on pages F-1 through F-28, together with the auditors' report are filed as part of this annual report:

Index to Financial Statements of Ultrapetrol (Bahamas) Limited and Subsidiaries

     Independent Auditors' Report (for year 2003 and 2002)                   F-1

     Independent Auditors' Report (for years 2001)                           F-2

     Consolidated Balance Sheets as of December 31, 2003 and 2002            F-3

     Consolidated statements of operations for the years ended
     December 31, 2003, 2002 and 2001                                        F-4

     Consolidated statements of changes in shareholders' equity
     for the years ended December 31, 2003, 2002 and 2001                    F-5

     Consolidated statements of cash flows for the years ended
     December 31, 2003, 2002 and 2001                                        F-6

     Notes to consolidated financial statements for the years
     ended December 31, 2003, 2002 and 2001                                  F-7

Index to Financial Statements of U.A.B.L. Limited

     Independent Auditors' Report (For year 2003 and 2002)                  F-37

     Independent Auditors' Report (for years 2001)                          F-38

     Consolidated balance sheets as of December 31, 2003 and
     2002                                                                   F-39

     Consolidated statements of operation for the year ended
     December 31, 2003, 2002 and 2001                                       F-40

     Statements of changes in stockholders' equity for the year
     ended December 31, 2003, 2002 and 2001                                 F-41

     Consolidated statements of cash flows for the year ended
     December 31, 2003, 2002 and 2001                                       F-42

     Notes to consolidated financial statements for the year
     ended December 31, 2003 2002 and 2001                                  F-43

REPORT OF INDEPENDENT
AUDITORS

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES:

     We have audited the consolidated balance sheets of Ultrapetrol (Bahamas) Limited and its subsidiaries, as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Ultrapetrol (Bahamas) Limited and its subsidiaries as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose reported dated April 30, 2002, expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Buenos Aires, Argentina               PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
   March 19, 2004                          Member of Ernst and Young Global

                                                   ENRIQUE C. GROTZ
                                                       Partner

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

Buenos Aires, Argentina                              PISTRELLI, DIAZ Y ASOCIADOS
   April 30, 2002                                        Member of Andersen

                                                           MARIANA FILAS
                                                              Partner

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

    (stated in thousands of U.S. dollars, except par value and share amounts)

                                                               December 31,
                                                           --------------------
                                                             2003        2002
                                                           --------    --------
ASSETS

   CURRENT ASSETS

     Cash and cash equivalents                                8,248       4,724
     Restricted cash                                          1,155       1,662
     Investments                                                194         270
     Accounts receivable, net of allowance for doubtful
       accounts of 1,142 and 810 in 2003 and 2002,
       respectively                                           5,734       7,644
     Due from affiliates                                      9,357      13,246
     Inventories                                              1,009       1,592
     Prepaid expenses                                         2,574       3,299
     Other receivables                                        4,624       6,816
                                                           --------    --------
       Total current assets                                  32,895      39,253
                                                           --------    --------
   NONCURRENT ASSETS

     Dry dock                                                 3,492       8,857
     Other receivables                                        6,414       3,654
     Property and equipment, net                            120,803     134,797
     Restricted cash                                         16,461          --
     Investment in affiliates                                25,729      22,468
     Other assets                                             2,367       4,517
                                                           --------    --------
       Total noncurrent assets                              175,266     174,293
                                                           --------    --------
       Total assets                                         208,161     213,546
                                                           ========    ========

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES

     Accounts payable and accrued expenses                    4,991       5,029
     Due to affiliates                                        1,655         268
     Other financial debt                                    10,462      12,209
     Other payables                                             371         734
                                                           --------    --------
       Total current liabilities                             17,479      18,240
                                                           --------    --------
   NONCURRENT LIABILITIES

     Long-term debt                                         128,341     135,000
     Other financial debt, net of current portion            17,011      21,785
                                                           --------    --------
       Total noncurrent liabilities                         145,352     156,785
                                                           --------    --------
       Total liabilities                                    162,831     175,025
                                                           --------    --------
   MINORITY INTEREST                                         16,716       3,432
                                                           --------    --------

   MINORITY INTEREST SUBJECT TO PUT RIGHTS                    4,821          --
                                                           --------    --------
   SHAREHOLDERS' EQUITY

     Common stock, $.01 par value: authorized shares
       2,134,451, issued and outstanding 2,109,239               21          21
     Treasury stock                                         (20,332)    (20,332)
     Additional paid-in capital                              68,884      68,884
     Accumulated deficit                                    (25,002)    (13,484)
     Accumulated other comprehensive income                     222          --
                                                           --------    --------
     Total shareholders' equity                              23,793      35,089
                                                           --------    --------
   Total liabilities, minority interests and
       shareholders' equity                                 208,161     213,546
                                                           ========    ========

                             See accompanying notes.

                        CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                        (stated in thousands of U.S. dollars)
                                                        Year ended December 31,
                                                    --------------------------------
                                                      2003        2002        2001
                                                    --------    --------    --------
REVENUES

     Freight revenues                                 26,379      24,551      70,952
     Freight revenues from related parties               108         192       2,715
     Hire revenues                                    36,617      38,601      26,843
     Hire revenues from related parties               12,129       9,780      10,698
                                                    --------    --------    --------
     Total revenues                                   75,233      73,124     111,208
                                                    --------    --------    --------

OPERATING EXPENSES (1)

     Voyage expenses                                 (12,644)    (10,185)    (26,889)
     Running costs                                   (28,659)    (27,397)    (33,615)
     Amortization of dry dock                         (7,232)     (8,839)     (7,246)
     Depreciation of property and equipment          (15,335)    (15,968)    (16,197)
     Management fees to related parties               (2,863)     (3,176)     (3,250)
     Administrative expenses                          (4,955)     (3,642)     (4,520)
     Loss on involuntary conversion of Argentine
       receivables                                        --      (2,704)         --
                                                    --------    --------    --------
     Total operating expenses                        (71,688)    (71,911)    (91,717)
                                                    --------    --------    --------
   Operating profit                                    3,545       1,213      19,491
                                                    --------    --------    --------

OTHER INCOME (EXPENSES)

     Interest expense                                (16,207)    (16,763)    (17,698)
     Financial gain on extinguishment of debt          1,782          --          --
     Interest income                                     201         326         296
     Investment in affiliates                          3,140         (45)       (692)
     Other net (expense) income                       (2,461)      1,698       1,408
                                                    --------    --------    --------
     Total other expenses                            (13,545)    (14,784)    (16,686)
                                                    --------    --------    --------

   (Loss) income before income taxes and minority
     interest                                        (10,000)    (13,571)      2,805

     Income taxes                                       (185)       (150)       (390)

     Minority interest                                (1,333)       (132)         --
                                                    --------    --------    --------
   Net (loss) income                                 (11,518)    (13,853)      2,415
                                                    ========    ========    ========

(1) In addition to management fees to related parties, operating expenses included 6,833, 7,669 and 7,778 in 2003, 2002, and 2001, respectively, related principally to ship management fees due to related parties.

                             See accompanying notes.

                            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                               FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                       (stated in thousands of U.S. dollars)
                                                                             Accumulated
                                                   Additional                   other
                                        Common       paid-in    Treasury    comprehensive   Accumulated
               Balance                   stock       capital      stock        income         deficit      Total
-------------------------------------   -------   -----------   ---------   -------------   -----------   -------
December 31, 2000                            20       64,484     (20,223)           --         (2,046)     42,235

- Capital stock increase                      1        5,295          --            --             --       5,296
- Purchase of own shares                     --           --        (109)           --             --        (109)
- Notes receivables as increase in
    capital stock                            (1)      (1,998)         --            --             --      (1,999)
- Net income and comprehensive income        --           --          --            --          2,415       2,415
                                        -------      -------     -------       -------        -------     -------

December 31, 2001                            20       67,781     (20,332)           --            369      47,838

- Capital stock increase                      1        1,103          --            --             --       1,104
- Net loss and comprehensive loss            --           --          --            --        (13,853)    (13,853)
                                        -------      -------     -------       -------        -------     -------

December 31, 2002                            21       68,884     (20,332)           --        (13,484)     35,089
                                        -------      -------     -------       -------        -------     -------

Comprehensive loss:
- Changes in value of derivatives            --           --          --           222             --         222
- Net loss                                   --           --          --            --        (11,518)    (11,518)
                                                                                                          -------
Total comprehensive loss                     --           --          --            --             --     (11,296)
                                        -------      -------     -------       -------        -------     -------

December 31, 2003                            21       68,884     (20,332)          222        (25,002)     23,793
                                        =======      =======     =======       =======        =======     =======

                             See accompanying notes.

                                CONSOLIDATED STATEMENTS OF CASH FLOWS

                         FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                (stated in thousands of U.S. dollars)
                                                                        Year ended December 31,
                                                                    --------------------------------
                                                                      2003        2002        2001
                                                                    --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net (loss) income                                                 (11,518)    (13,853)      2,415

   Adjustments to reconcile net (loss) income to net cash provided by operating activities:

      Depreciation of property and equipment                          15,335      15,968      16,197
      Amortization of dry dock expenses                                7,232       8,839       7,246
      Note issuance expenses amortization                                585         585         585
      Minority interest in equity of subsidiaries                      1,333         132          --
      Financial gain on extinguishment of debt                        (1,782)         --          --
      Loss (gain) from sales of property and equipment                 1,975       1,575        (150)
      Net loss (gain) from investment in affiliates                   (3,140)         45         692

   Changes in assets and liabilities, net:
        (Increase) decrease in assets:
            Accounts receivables                                       1,910       3,320       7,466
            Due from affiliates                                        5,518       4,564     (12,233)
            Inventories                                                  583         (79)        920
            Prepaid expenses                                             725         495       1,682
            Other receivables                                           (568)         94         636
            Other assets                                                  --           8          51
        Increase (decrease) in liabilities:
            Accounts payable and accrued expenses                      1,404         (95)     (8,729)
            Due to affiliates                                          1,387      (7,998)      8,266
            Other payables                                              (363)        558        (128)
            Other                                                       (145)        237        (102)
                                                                    --------    --------    --------
            Net cash provided by operating activities                 20,471      14,395      24,814
                                                                    --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property and equipment                                (17,089)    (17,690)     (4,802)
   Dry dock expenses                                                  (3,580)     (6,005)    (10,097)
   Proceeds from sales of property and equipment                      16,134       1,867       2,706
   Decrease (increase) in loan to affiliate                           (1,750)        480      (1,721)
   Other                                                                  --         (80)       (219)
                                                                    --------    --------    --------
            Net cash used in investing activities                     (6,285)    (21,428)    (14,133)
                                                                    --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES

   Minority interest in equity of subsidiaries                        16,192       3,300          --
   Proceeds from financial debt                                           --      11,032          --
   Funds used in reacquisition of the Notes                           (4,754)         --          --
   Repayment of financial debt                                        (4,946)     (3,320)     (5,822)
   Capital contribution                                                   --       1,104       3,297
   Increase in restricted cash                                       (15,954)     (1,662)         --
   Funds used in acquisition of treasury stock                        (1,200)     (4,400)     (6,400)
   Other                                                                  --        (169)       (109)
                                                                    --------    --------    --------
            Net cash provided by / (used in) financing activities    (10,662)      5,885      (9,034)
                                                                    --------    --------    --------
            Net (decrease) increase in cash and cash equivalents       3,524      (1,148)      1,647

            Cash and cash equivalents at the beginning of year         4,724       5,872       4,225
                                                                    --------    --------    --------
            Cash and cash equivalents at the end of year               8,248       4,724       5,872
                                                                    --------    --------    --------

                             See accompanying notes.

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

     On June 28, 2001, the Company issued 138,443 new shares for 5,295 which were totally subscribed by Los Avellanos, one of the Company's original shareholders and was paid 3,297 in 2001 and 1,104 in 2002 and the balance are payable in July 2004. As of December 31, 2003 and 2002 the outstanding payment was 894 and was shown as a reduction of shareholders' equity. The Company has an option to repurchases 25,212 of its shares for a total price of 894 from Inversiones Los Avellanos S.A. until July 31, 2004.

     As of December 31, 2003 the shareholders of Ultrapetrol Bahamas are Solimar Holdings LDC, Inversiones Los Avellanos S.A. and Avemar Holdings (Bahamas), a wholly owned subsidiary of the Company (See Note 16), in the proportion of 46.66%, 28.17% and 25.17%, respectively. Since Avemar Holdings (Bahamas) granted an irrevocable proxy to Inversiones Los Avellanos S.A. in full for all of its voting powers related to its interest in the Company, as of December 31, 2003, Inversiones Los Avellanos S.A. held 53.30% of the Company's voting rights.

     As of December 31, 2003, 2002 and 2001 the consolidated financial statements include the accounts of the Company and its subsidiaries described as follows:

                                                                                  Percentage of shares
                                                                                 held as of December 31,
                                                                                 -----------------------
                     Company                                       Origin        2003     2002    2001
--------------------------------------------------------------   ----------      ----     ----    ----
Princely International Finance Corp. ("Princely")                Panamanian      100%     100%    100%

- General Venture Inc.                                           Panamanian      100%      -       -
- Regal International Investments S.A. ("Regal")                 Panamanian      100%     100%    100%

     - Bayham Investment S.A. ("Bayham")                         Panamanian      100%     100%    100%
     - Draco Investment S.A. ("Draco")                           Panamanian      100%     100%    100%
          - Cavalier Shipping Inc. ("Cavalier")                  Panamanian      100%     100%    100%

- Danube Maritime Inc. ("Danube")                                Panamanian      100%     100%    100%

- Baldwin Maritime Inc. ("Baldwin")                              Panamanian      100%     100%    100%

- Tipton Marine Inc. ("Tipton")                                  Panamanian      100%     100%    100%

- Corporacion de Navegacion Mundial S.A. ("CorNaMuSA")           Chilean         100%     100%    100%
          - Parfina S.A. ("Parfina")                             Paraguayan      50%      50%     50%

- Panpetrol Shipping S.A. ("Panpetrol")                          Panamanian      100%     100%    100%

- Oceanview Maritime Inc. ("Oceanview")                          Panamanian      100%     100%    100%

- Ultrapetrol International S.A. ("Ultrapetrol International")   Panamanian      100%     100%    100%

- Kingly Shipping Ltd. ("Kingly")                                Bahamanian      100%     100%    100%

- Sovereign Maritime Ltd. ("Sovereign")                          Bahamanian      100%     100%    100%

- Monarch Shipping Ltd. ("Monarch")                              Bahamanian      100%     100%    100%

- Noble Shipping Ltd. ("Noble")                                  Bahamanian      100%     100%    100%

- Stately Shipping Ltd. ("Stately")                              Bahamanian      100%     100%    100%

- Imperial Maritime Ltd.                                         Bahamanian      100%     100%    100%

- Imperial Maritime Ltd. (Bahamas) Inc.                          Panamanian      100%     100%    100%

- Oceanpar S.A. ("Oceanpar")                                     Paraguayan       1%      100%    100%

          - Ultrapetrol S.A.                                     Argentinean      7%       -       -

- Ultrapetrol de Venezuela C.A.("Ultrapetrol Venezuela")         Venezuelan      100%     100%    100%

Majestic Maritime Ltd. ("Majestic")                              Bahamanian      100%     100%    100%

UP (River) Holding Ltd. ("Up River")                             Bahamanian     92,86%    100%    100%

UP River Terminal (Panama) S.A.                                  Panamanian      100%     100%     -

Stanmore Shipping Inc. ("Stanmore")                              Panamanian      100%     100%    100%

Mansan S.A. ("Mansan")                                           Uruguayan       100%     100%    100%

Kattegat Shipping Inc. ("Kattegat")                              Panamanian      100%     100%    100%

Avemar Holding (Bahamas) Ltd. ("Avemar)                          Bahamanian      100%     100%    100%

Parkwood Commercial Corp. ("Parkwood")                           Panamanian      100%     100%    100%

Internationale Maritime S.A. ("Internationale Maritime")         Bahamanian      100%     100%    100%

Ultracape (Holdings) Ltd.                                        Bahamanian      60%      60%      -

- Ultracape International S.A.                                   Panamanian      100%     100%     -

     - Braddock Shipping Inc. ("Braddock")                       Panamanian      100%     100%     -

     - Invermay Shipping Inc. ("Invermay")                       Panamanian      100%     100%     -
- Palmerston Shipping Inc.                                       Panamanian      100%     100%     -

- Wallasey Shipping Inc. ("Wallasey")                            Panamanian      100%     100%    100%

UP Offshore (Bahamas) Ltd.                                       Bahamanian     27,78%   27,78%    -

- UP Offshore Apoio Maritimo Ltda.                               Brasilian      99,99%   99,99%    -

- UP Offshore Panama S.A.                                        Panamanian      100%     100%     -

     - Packet Maritime Inc.                                      Panamanian      100%     100%     -
     - Padow Shipping Inc.                                       Panamanian      100%     100%     -
     - Pampero Navigation Inc.                                   Panamanian      100%     100%     -
     - Pelorus Maritime Inc.                                     Panamanian      100%     100%     -
     - Postgreve Shipping Inc.                                   Panamanian      100%     100%     -
     - Primage Navigation                                        Panamanian      100%     100%     -
Massena Port S.A.                                                Uruguayan       100%      -       -
     - Danpierre Holding Sapin S.L.                              Spanish         100%      -       -
          - Ultrapetrol S.A.                                     Argentinean     93%       -       -
          - Parfina S.A.                                         Paraguayan      50%       -       -
          - Oceanpar S.A.                                        Paraguayan      99%       -       -

     Events in Argentina

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

     The total consolidated revenues in Argentina classified by port of charge was 7,023 for the year ended December 31, 2003.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Basis of presentation and principles of consolidation

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

          The consolidated financial statements include all entities for which the Company has control. Significant intercompany accounts and transactions have been eliminated in consolidation.

          As discussed in Note 6 on March 30, 1998, Ultrapetrol Bahamas successfully completed its offering of 135,000 principal amount of its 10.5% First Preferred Ship Mortgage Notes due 2008 ("the Notes"). The balance sheet balances reflecting reciprocal receivables and payables between Ultrapetrol Bahamas and its subsidiary guarantors of the Notes originating from the allocation of the proceeds of the issuance have been eliminated. Furthermore, the income (loss) originating in transactions reflecting interest expense between Ultrapetrol Bahamas and its subsidiary guarantors have been eliminated. As only certain of the Company's subsidiaries guarantee the Notes summary financial information of the guarantor subsidiaries is presented. See Note 18.

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

     c)   Receivables and payables

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

     e)   Allowance for doubtful account

          Changes in the allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001 are as follows:

                                                2003         2002         2001
                                               ------       ------       ------

          Balance at January 1,                   810          540          700
          Provision                               882          322          200
          Amounts written off                    (550)         (52)        (360)
                                               ------       ------       ------

          Balance at December 31,               1,142          810          540
                                               ======       ======       ======

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

     i)   Property and equipment, net

          Property and equipment, which is principally comprised of ocean-going vessels and river barges, is stated at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs for the asset to be in working condition. Maintenance and repair costs, other than dry dock costs discussed above, are expensed as incurred. The ocean-going vessels are considered to have useful lives of 24 years from the date on which they were built. The depreciation amount is calculated net from the estimated scrap value and is recorded by the straight-line method over the estimated useful lives of the related assets.

          The river barges are considered to have useful lives of 35 years from the date on which they were built. The depreciation amount is calculated net from the scrap value of the barge convoy.

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

     j)   Investment in affiliates

          This account includes the Company's 50% interest in UABL Limited ("UABL"), net of the deferred gain explained in note 3.a), 50% interest in UABL Terminals as discussed in Note 3 and 49% interest in Sipsa Maritima S.A. These investments are accounted for by the equity method.

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

          The fair value of EURO hedging contract is the amount at which they could be settled, based on quoted market prices.

          The book value and estimated fair values of the Company's financial instruments are as follows:

                                                                          Book value          Fair value
                                                                       -----------------   -----------------
                                                                        2003      2002      2003      2002
                                                                       -------   -------   -------   -------
          Assets:

          Windsor Financial Services Inc. note receivable (Note 12)      1,234     2,134     1,234     2,134
          Forward contract                                                 606        --       606        --

          Liabilities (Note 6.e):

          Notes                                                        131,708   138,544    93,206   111,544
          Allfirst Bank (principal plus accrued interest)                7,500     8,700     7,500     8,700
          Allfirst Bank (principal plus accrued interest)                2,000     2,000     2,000     2,000
          Allfirst Bank (principal plus accrued interest)                   --     1,000        --     1,000
          Allfirst Bank (principal plus accrued interest)                  250       250       250       250
          Nedship Bank (principal plus accrued interest)                 5,005     6,019     5,005     6,019
          SII                                                               --     1,348        --     1,348
          Credit Agricole Indosuez (principal plus accrued interest)     9,351    11,133     9,351    11,133

          The fair value of the Company's other financial instruments, including its cash and cash equivalents, approximates carrying value because of the short maturity of those instruments.

     q)   Comprehensive income:

          According to SFAS No. 130, the Company is required to disclose separately the changes in shareholders' equity, other than net income
          (loss) and transactions with shareholders, defined as other comprehensive income. Comprehensive (loss) income for the years ended December 31, 2003, 2002 and 2001 consists of net (loss) income and changes in value of derivates. Comprehensive (loss) income is reflected in the consolidated statements of changes in shareholders' equity.

     r)   Recent pronouncements:

          In January 2003, the FASB issued FASB Interpretation N(degree) 46, consolidation of variable interest entities, an interpretation of ARB N(degree) 51 ("FIN 46") requires certain variable interest entities to be consolidated by the primary beneficiary of the variable interest entity. The primary beneficiary is defined as the party which, as a result of holding its variable interest, absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, FIN 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after March 15, 2004. The company has determined that the adoption of FIN 46 will not have a significant impact on its financial position, results of operations or cash flows.

     s)   Financial instruments

          The Company sometimes uses EURO forward foreign exchange contracts to reduce its exposure to foreign currency risk from its purchases in EUROS. A EURO forward foreign exchange contract obligates the Company to exchange predetermined amounts of EUROS at specified exchange rates on specified dates or to make an equivalent U.S. dollar payment equal to the value of such exchange.

          Financial Accounting Standards Board Statement N(degree) 133, Accounting for Derivate Instruments and Hedging Activities (Statement
          133), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

          For derivate instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivate instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associate with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in other income/expense in current earnings during the period of change.

     t)   Other net (expense) income

          For the years ended December 31, 2003, 2002 and 2001 this account includes:

                                                        2003      2002      2001
                                                       ------    ------    ------
          Loss on property, plant and equipment sold   (3,686)   (1,549)      (92)
          Other (expenses)                               (337)      (69)     (190)
          Claims against insurance companies            1,562     3,316     1,690
                                                       ------    ------    ------
                                                       (2,461)    1,698     1,408
                                                       ======    ======    ======

3.   NEW OPERATIONS AND ORGANIZATION OF NEW SUBSIDIARIES

     a)   UABL Limited joint venture

          On October 18, 2000 UP River Holdings Ltd., a subsidiary of the company, signed an agreement with ACBL Hidrovias Ltd. (ACBLH), a subsidiary of American Commercial Lines LLC ("ACL") to form a new company, UABL Ltd. ("UABL"), to serve commodity shippers in Argentina, Bolivia, Brazil, Paraguay and Uruguay. The transaction consummated pursuant to the agreement, which closed on October 24, 2000, included, among other things, the contribution of the stock of UP River and its subsidiaries equipment which included many of the Company's barges and tugboats, and cash contributions of 1,712. Additionally, certain time charter contracts involving some vessels not contributed by the Company's subsidiaries were ceded to UABL.

          The book value of the contributions made by the Company and the ones made by ACL's subsidiaries differed by 12,202. This amount represents a deferred gain and was recorded by the Company as an offset against the investment in affiliates account. The amount is being amortized over 120 months, which represents the remaining average useful life of the barges and tugboats contributed by the Company. As of December 31, 2003 and 2002 the unamortized deferred gain totaled 8,338 and 9,550, respectively.

          UABL shall not be obligated or become liable for any obligation or liability, known or unknown, fixed, contingent or otherwise of ACBLH or ACBLH SA (at present called UABL SA) a company contributed by ACBLH or arising prior to October 24, 2000 in connection with any ACBLH vessel, or any vessel chartered to UABL pursuant to an ACBLH charter in connection with or arising out of or resulting from events occurring prior to that date, without limitation, any liability arising in connection with any ACBLH environmental liabilities, ACBLH legal violations, ACBLH litigation, ACBLH employee claims, ACBLH loan agreements or other indebtedness, any tax, or any other liabilities, obligations, or exception to any representation or warranty. UABL shall not assume and ACBLH shall fully indemnify UABL against such liabilities.

          During 2000, the tax authority served a notice to ACBLH S.A. (at present called UABL SA) with the purpose of verifying the latter's compliance with the transfer pricing regulations for transactions with related companies for the period prior to the formation of UABL SA, i.e. during 1996, 1997, 1998 and 1999, among other things.

          In light of the above, during 2001 UABL SA amended its income tax returns for the above-mentioned years charging a loss of 3,292 to the consolidated statement of operation of UABL SA (consisting of a tax loss of 2,270, interest expense for 1,487 and a gain on the sale of government bonds of 465). In compliance with the contract provision described above, ACBLH compensated UABL SA in the amount of 3,119 causing a net decrease of 173, in the shareholders net worth.

          In addition, pursuant to the mentioned consolidation agreement, all claims, severance benefits, costs, and other expenses, social security taxes, charges and contributions and other costs incurred by ACBLH SA (at present called UABL SA) or UP River, or subsidiary of UP River, in connection with an employee employed by UABL SA and subsequently terminated by UABL SA shall be paid by UABL SA to, or on behalf of ACBLH or UP, as the case may be provided, that the maximum amount that UABL SA shall be required to pay to or behalf of the parent companies in respect of any of the mentioned costs, in the aggregate, shall be 1,800. ACBLH and UP agreed to fully indemnify UABL SA against such liabilities over the mentioned amount.

          During 2002 UP River Terminal and ACBLH, the shareholders of UABL, decided to spin-off UABL'S equity interest in OTS S.A. and Puertos del Sur S.A. to UABL Terminals which is owned by UP River Terminal and ACBLH. Accordingly, since the transaction was between entities under common ownership, the transaction was accounted for at historical cost and no gain or loss was recognized.

     b)   UP Offshore (Bahamas) Ltd. and its subsidiaries

          On April 18, 2002, the Company entered into agreements with AIG/GE Capital Latin Infrastructure Fund LP, a Bermuda Limited Partnership, ("LAIF") relating to the creation of two new companies in which both Ultrapetrol and LAIF will be shareholders.

          On June 11, 2003 UP Offshore (Panama), a wholly owned subsidiary of UP Offshore (Bahamas), signed a shipbuilding contract with the Foreign Economic & Technical Cooperation Co. of Changjang National Shipping Group -a non-related party- for construction of two Platform Supply Vessels ("PSVs").

          The main conditions of the contracts are as follow:

          - The purchase price of the vessels is EURO 6,439,599 plus USD 7,870,621 per each one.

          - The contract price shall be paid in five installments. The first one on July 21, 2003 and the last one with the delivery of the vessels.

          - The first vessel shall be delivery safety afloat by the seller to UP Offshore (Panama) at Nanjing, China on February 28th, 2005 and the second one on March 31st, 2005.

          On June 9, 2003 UP Offshore Apoio Maritimo Ltda., a wholly owned subsidiary of UP Offshore (Bahamas), signed shipbuilding contracts for construction of four PSVs with EISA Estaleiro Ilha S/A -a non-related party and a Brazilian corporation-.

          The main conditions of the contracts are as follows:

          -    The purchase price of the vessels is 15,830 per each one.

          - The contract price shall be paid monthly, according to the percentage reached by the seller on the progress of the ship construction for the referred month.

          - The PSVs will be delivered to the Company at a safe berth always afloat at the shipyard within 22 (twenty-two), 28 (twenty-eight), 34 (thirty-four) and 48 (forty-eight) months after the date of signature of the contract, respectively.

          In 2003 the Company contributed 4,375 and has a 27.78% interest in UP Offshore (Bahamas).

          On June 25, 2003 the Company signed an administration agreement with UP Offshore (Bahamas) Ltd.

          Under this agreement Ultrapetrol (Bahamas) Ltd agrees to assist the UP Offshore (Bahamas) Ltd by providing management services required by the UP Offshore (Bahamas) Ltd in its star-up phase, including providing the services of the Chief Executive Officer and to provide ongoing management and commercial advisory services thereafter.

          The parties agree that Ultrapetrol (Bahamas) Ltd's professional fees under this agreement shall be the 2% of the UP Offshore (Bahamas) Ltd.'s annual EBITDA.

          Ultrapetrol's services in connection with the agreement shall begin on June 25, 2003 and unless earlier terminated end on December 31, 2013.

     c)   Ultracape (Holdings) Ltd. and its subsidiaries

          Ultracape (Holdings) Ltd., has the objective of purchasing second hand modern capsize bulkcarriers to operate in the international market.

          As of December 31, 2003 the Company contributed 4,950 and has a 60% stake in Ultracape.

          On April 19, 2002 Ultracape entered into a Memorandum of Agreement to purchase the vessel Vasco Da Gama (renamed Cape Pampas). On July 1, 2002 we completed the purchase of the Cape Pampas.

     d)   UP River (Holdings) Ltd.

          On June 10, 2003, the Company sold to the International Finance Corporation (IFC) 357 common shares of UP River (Holdings) Ltd., which constitute 7,14% of the issued and outstanding common shares of UP River (Holdings) Ltd.

          Also, the Company agreed to pay to the IFC, promptly after receipt of charter party payments for amounts accruing after the closing of the transaction pursuant to the Charter Party Agreements dated October 18 and 24, 2000 between Ultrapetrol and UABL and any replacements or renewals thereof (such payment, the "Charter Party Payments"), an amount equal of the 7,14% of the amount of the respective Charter Party Payments.

          In full consideration for (a) the sale of the shares, and (b) the right to receive a portion of the Charter Party Payments, the IFC paid to the Company 5 million U.S. dollars.

          During the period beginning on December 31, 2009 and ending on December 31, 2010 the IFC will be exercise its option to put all of the shares of UP River (Holdings) Ltd. then owned by it to UP River (Holdings) Ltd. for an amount in cash equal to 5 million U.S. dollars minus the amount of any cash received by IFC in respect of ownership of such shares (whether by dividend, proceeds from Charter Party Payments or otherwise) plus interest thereon, compounded annually calculated as a rate equal to LIBOR plus 200 basic points.

          Also, Ultrapetrol shall have the right, exercisable form time to time to purchase from the IFC all of the shares of UP River (Holdings) Ltd then owned by IFC. The purchase price for the shares to be purchased, which shall be an amount sufficient to result in a realized IRR to the IFC on such shares equal to 18% per annum.

          As of December 31, 2003, the Company recorded 4,821 as a "Minority interest subject to put rights", which is the initial proceeds received by the IFC plus accrued interest less Charter Party Payments made to the IFC.

4.   DRY DOCK

          The capitalized amounts in dry dock as of December 31, 2003 and 2002 are as follows:

                                                            2003           2002
                                                           ------         ------

          Original book value                              18,997         33,909
          Accumulated depreciation                         15,505         25,052
                                                           ------         ------
          Net book value                                    3,492          8,857
                                                           ======         ======

5.   PROPERTY AND EQUIPMENT, NET

     In June, 2000, the Company completed the purchase of the Princess Katherine, a Suezmax tanker, and the Princess Marina, an Aframax tanker, by Majestic and Kattegat, respectively, two wholly owned subsidiaries. The total amount of the acquisitions, totaling 36,379, were financed partially by two mortgage loans with Allfirst Bank and Nedship Bank.

     As of December 31, 2003 this debt totaled 12,505 (including the current portion of 2,205) and is due in the following years succeeding December 31, 2003: 2,205 in 2004, 2,200 in 2005 and 2006 and 5,900 in 2007. As of
     December 31, 2003 the net book value of these assets was 27,323 (including dry dock costs).

     On July, 2002, the Company purchased the Cape Pampas, a second hand capsize bulk carrier through its subsidiary, Braddock. The amount of the acquisition was financed partially by a mortgage loan agreement with Credit Agricole Indosuez.

     As of December 31, 2003 this debt totaled 9,351 (including the current portion of 2,640) and is due in the following years succeeding December 31, 2003: 2,640 in 2004, 2,574 in 2005, and 4,137 in 2006. As of December 31,
     2003 the net book value of this asset was 15,748 (including dry dock costs).

     On August 26, 2002, the Company entered into a Memorandum of Agreement ("MOA") through which it committed to sell its vessel Princess Fatima, to an unrelated company for 1,867, net of associated expenses. On September 19, 2002 the Company delivered the Princess Fatima pursuant to the MOA and received the purchase price. The Company recognized a loss of 1,549 in the statements of operations for the year ended December 31, 2002 for this disposal.

     The proceeds from the sale of the Princess Fatima Vessel were deposited in a restricted cash account and can only be used to buy another vessel to guarantee the Notes. Subsequently, the Princess Sofia was bought with part of these proceeds.

     On March 11, 2003 the Company entered into a MOA to sell the Princess Sofia for a total price of 2,300. The vessel was delivered to its new owners on April 25, 2003. The Company recognized a gain of 18 in the statements of operations for the year ended December 31, 2003 for this disposal.

     On May 22, 2003 the Company entered into a MOA to sell the Princess Veronica for a total price of 1,965. The vessel was delivered to its new owners on June 5, 2003. The Company recognized a loss of 147 in the statements of operations for the year ended December 31, 2003 for this disposal.

     On August 11, 2003 the Company entered into a MOA to sell the Alianza G1 for a total price of 2.558. The vessel was delivered to its new owner on September 17, 2003. The Company recognized a gain of 122 in the statements of operations for the year ended December 31, 2003 for this disposal.

     Subsequently, from September to October 2003 a wholly owned subsidiary of Ultrapetrol, purchased 20 barges, which were renamed Iguazu Barges. The amount of the acquisition was 2,775, 974 of this amount was financed with the funds included in the restricted cash account disclosed in noncurrent assets.

     On September 23, 2003 the Company entered into a MOA to sell the Princess Pia for a total price of 2,918. The vessel was delivered to its new owner on October 24, 2003. The Company recognized a loss of 1,470 in the statements of operations for the year ended December 31, 2003 for this disposal.

     On December 1, 2003 the Company entered into a MOA to sell the Princess Marisol for a total price of 4,950. The vessel was delivered to its new owner on December 9, 2003. The Company recognized a loss of 499 in the statements of operations for the year ended December 31, 2003 for this disposal.

     On December 12, 2003, the Company entered into a MOA to sell the Princess Laura. The vessel was delivered to its new owners on January 9, 2004. This decision was based on managements assessment of the projected cost associated with the vessel's next drydocking which were scheduled to occur during 2004 and the estimated operating revenue for the vessel over its remaining operating live. A charge of 1,710 was recorded during the year ended December 31, 2003 that represents the difference between the vessel's book value and the estimated proceeds from their anticipated sale.

     As of December 31, 2003, 16,461 corresponding to the proceeds from the sale of the vessels mentioned above has disclosed in noncurrent assets is related to cash which, under the terms and conditions of the Notes, should only be used to acquire another vessels to guarantee the Notes.

     The capitalized cost of all vessels and the related accumulated depreciation as of December 31, 2003 and 2002 is as follows:

                                                     2003           2002
                                                   --------       --------
                                                     Original book value
                                                   -----------------------

     Ocean-going vessels                            155,870        195,821
     River barges                                    24,567         21,792
     River tugboats                                     303            303
     Furniture and fixture tugboat                      106            101
     Advanced to PP&E vendors                        14,309             --
                                                   --------       --------
     Total original book value                      195,155        218,017
     Accumulated depreciation                       (74,352)       (83,220)
                                                   --------       --------
     Net book value                                 120,803        134,797
                                                   ========       ========

     As of December 31, 2003 the net book value of the assets pledged as a guarantee to the Notes was 57,519 (including dry dock costs).

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

          As of December 31, 2003 the Company was not in default in its compliance with any of the obligations defined in the indenture pursuant to which the Notes were issued.

          Although Ultrapetrol Bahamas Limited, parent company, subscribed the Notes issue, the principal amount and related expense will be paid through funds obtained from the operations of the Company's subsidiaries.

          During the last quarter of 2003, the Company through its subsidiaries, repurchase 6,659 nominal value of its 10,5% First Preferred Ship Mortgage Notes due 2008.

          As of December 31, 2003 the aggregating outstanding amount related with the Notes was 128,341 and is due in full in 2008.

          The Company recognized a gain of 1,782 (a gain of 1,975 for the excess of the net carrying amount over the reacquisition price less 70 for commissions and 123 for the unamortized deferred issuance expenses associated with these Notes) in the statement of operations for the year ended December 31, 2003 for the extinguishment of the debt and derecognized a liability for 6,659.

     b)   Loan with the Credit Agricole Indosuez of up to 27,000

          On July 1, 2002 Braddock (the "Borrower") entered into a loan agreement with: (i) Credit Agricole Indosuez ("the Lender"), (ii) Credit Agricole Indosuez ("the Agent") as agent for and on behalf of the Lenders, itself and the Security Trustee (together the "Creditor Parties") and (iii) Credit Agricole Indosuez (the named "Security Trustee") for and on behalf of the Creditor Parties pursuant to which the Lenders available a loan (the "Loan") for a total amount of 11,032 for the purpose of financing part of the acquisition cost of the vessel "Vasco da Gama", that was renamed "Cape Pampas" a second hand capesize bulk carriers.

          The loan is payable in 14 consecutive equal quarterly installments commencing 9 months after delivery down to a balloon amount which is repayable on the final fourteenth repayment date falling due 4 years from drawdown. This loan accrues interest at LIBOR plus a margin of 1.5% per year, payable quarterly.

     c)   Loan with the International Finance Corporation of up to 18,400

          On November 15, 2002, UP Offshore (Panama) SA entered into a loan agreement with International Finance Corporation ("IFC") pursuant to which IFC will make available a loan in the aggregate principal amount of up to 18,400, consisting of two loans: one of up to 13,100 and the other of up to 5,300 for the purpose of financing the building of two new platform supply vessels ("PSV") ("the Project").

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

          UP Offshore (Panama) SA obligations under the loan are secured by:

          - a first priority Panamanian naval mortgage over the Project PSV in favor of IFC to secure payment of amounts due to IFC;

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

          UP Offshore (Panama) SA has agreed not to pay dividend or make any distribution on its capital stock, incur expenditures for fixed or other noncurrent assets, except those included in the building of the PSV, sell, transfer, lease or somehow dispose of all or a substantial part of its assets, change the nature or scope of the project or change the nature of its business.

          Also UP Offshore (Panama) SA has agreed to maintain after Project completion occurs a long-term debt to equity ratio of no more than 2 and a debt service coverage ratio of at least 1.2 and to keep the fair market value of the PSV and of any additional security at 125% of the aggregate outstanding amount of the respective tranches.

          As of December 31, 2003 no disbursements have been made.

     d)   Loan with the International Finance Corporation of up to 41,600

          On December 3, 2002, UP Offshore Apoio Maritimo Ltda. entered into a loan agreement with IFC pursuant to which IFC will make available a loan in the aggregate principal amount of up to 41,600, consisting of two loans: one of up to 11,600 and the other of up to 30,000 for the purpose of financing the building of four new platform supply vessels ("PSV") ("the Project").

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

          UP Offshore Apoio Maritimo Ltd. has agreed not to pay dividends or make any distribution on its capital stock, incur expenditures for fixed or other noncurrent assets, except those included in the building of the PSV, sell, transfer, lease or somehow dispose of all or a substantial part of its assets, change the nature or scope of the project or change the nature of its business.

          Also UP Offshore Apoio Maritimo Ltd. has agreed to maintain after project completion occurs a long-term debt to equity ratio of no more than 1.8 and a debt service coverage ratio of al least 1.2 and to keep the fair market value of the PSV and of any additional security at 125% of the aggregate outstanding amount of the respective tranches.

          As of December 31, 2003 no disbursements have been made.

     e) Balances of financial payables as of December 31, 2003 and 2002 are as follows:

                                                                             Nominal value
                                                                          -------------------
                                  Financial institution /     Agreement                          Accrued
                                           other                year      Current  Noncurrent   expenses    Total      Average rate
                                ---------------------------   ---------   -------  ----------   --------   --------   -------------
          Total 2002                                                        8,397     156,785      3,812     168,994
                                                                            =====     =======      =====     =======
          Ultrapetrol Bahamas   Private Investors ("Notes")     1998           --     128,341      3,367     131,708      10.5%
          Majestic              Allfirst Bank                   2000        1,200       6,300         --       7,500  Libor + 1.5%
          Kattegat              Nedship Bank                    2000        1,000       4,000          5       5,005  Libor + 1.25%
          Majestic              Allfirst Bank                   2001        2,000          --         --       2,000  Libor + 1.75%
          Stanmore              Allfirst Bank                   2000          250          --         --         250  Libor + 2%
          Braddock              Credit Agricole Indosuez        2002        2,574       6,711         66       9,351  Libor + 1.5%
                                                                            -----     -------      -----     -------
          Total 2003                                                        7,024     145,352      3,438     155,814
                                                                            =====     =======      =====     =======

          As of December 31, 2003 financial debt listed above, excluding the noncurrent portion of the Notes, totaled 27,473 (including the current portion of 10,462) and is due in the following years succeeding December 31, 2003: 10,462 in 2004, 4,774 in 2005, 6,337 in 2006 and
          5,900 in 2007.

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

     Princess Susana (the "Vessel") was detained by the United States Coast Guard prior to her arrival in Paulsboro when, during a routine Coast Guard tank vessel examination, a small amount of cargo was found to have leaked from one of the cargo tanks into one of the void spaces aboard the Vessel. The Vessel was discharged after a delay of approximately eight days. On or about February 25, 2003, Valero Marketing and Supply Co. ("Valero") commenced an action against Noble Shipping Ltd. The Valero and Ursa complaints seek damages in excess of 9,000. Noble took the position that the claims are overstated and they have since been reduced to approximately 7,600.

     In connection with the above complaints, the Vessel was detained. Security was posted by the Vessel owners' protection and indemnity insurers in the amount of 11,200 and the Vessel was released from arrest (insurance coverage is in place). Both the Ursa and the Valero complaints have been answered, defenses have been raised, and a counterclaim has been raised in the Ursa action seeking, inter alia, unpaid freight and demurrage. Subsequently, Valero impleaded the seller of the cargo, Taurus Petroleum Ltd. ("Taurus"), into the action by way of an amended complaint. Noble has answered the amended complaint, raised defenses, and brought a cross claim against Taurus for indemnity.

     Discovery is ongoing and scheduled to conclude at the end of 2004.

     The company's management and its legal counsel believe this claim is covered by insurance. The insurer is actively conducting the defense through its designated counsel and has not asserted any objections, defenses or reserved its rights with respect to Noble's insurance claim. The Company would expect any damages arising from this action to be covered by the proceeds of such insurance.

     On November 25, 1995, Ultrapetrol S.A. registered with the Customs Authority of Bahia Blanca the temporary importation of "Princess Pia" vessel.

     According to Decree No. 1493/92, such temporary importation was authorized for three years.

     Besides, in compliance with CIC No. 98 003 IT 01 300083-4 also registered with the Customs Authority of Bahia Blanca, the above mentioned term was extended, as confirmed by the Transport Secretariat (Subsecretaria de Transporte") which authorized the navigation, communication and commerce of Princess Pia as a vessel of Argentine flag up to November 21, 2001.

     On October 23, 2001 Ultrapetrol S.A.'s customs agent registered the re-exportation of Princess Pia with the Customs Authority of Bahia Blanca.

     Subsequently, as for November 22, 2001 the Transport Secretariat authorized the navigation of Princess Pia as a vessel of Panamanian flag, allowing the rendering of supplying services within the country.

     On November 16, 2001, Ultrapetrol S.A.'s customs agent requested the cancellation of the vessel's temporary importation, stating that due to operative reasons such vessel was not able to enter the jurisdiction of the Custom Authority of Campana.

     In accordance with the aforementioned scenario, the Customs Authority of Bahia Blanca consider that Ultrapetrol S.A. was comprised under the provisions of Section 970 of the Customs Code and, consequently, issued a resolution claiming the sum of Argentine pesos $4,689,695 (approximately US dollar 1,610,000) as import taxes and the sum of Argentine pesos $4,689,695 (approximately US dollar 1,610,000) as fines.

     Such resolution was based in the fact that as Ultrapetrol S.A. requested the cancellation of the regime without making the vessel available to the Custom Authority, such authority was not able to exercise its control and verifying functions as set forth in Section 268 of the Customs Code.

     In response to said resolution, on March 16, 2004 Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court ("Tribunal Fiscal de la Nacion").

     The main important arguments introduced by Ultrapetrol S.A. were, among others, that it has not caused any breach to the Customs Code since the Princess Pia has operated within argentine territory only during the periods in which it was expressly authorized by the competent authorities and that the issuance of the appealed resolution was based on an undue interpretation of the customs legislation. The value of the vessel considered by the Custom Authority in order to establish the tax and fines claimed has also been objected by Ultrapetrol S.A.

     Said appeal is nowadays pending of resolution by the Argentine Tax Court.

     The management of the Company and its legal counsel do not believe the outcome of this matter will have a material impact on its financial position or results of operations.

     As of December 31, 2003, most of the Company and managers Company employees are covered by industry-wide collective bargaining agreements that set basic standards.

8.   EURO HEDGING CONTRACT

     On November, 2003 UP Offshore (Bahamas) Limited, a subsidiary of the Company, has entered into a series of hedging contracts with AIG International Inc. in order to assure the EURO payments due under the shipbuilding contract with the Foreign Economic & Technical Cooperation Co. for construction of two PSVs. Through this forward contract, the Company effectively converted its payments in EUROs to US dollars at a specific exchange rates.

     Nominal amount
     (U.S. dollar)               Forward rate              Settlement date
     --------------          --------------------          ---------------

       1.431.022             1.14658 USD per Euro          March 25, 2004
       1.431.022             1.14465 USD per Euro           May 28, 2004
       1.431.022             1.14290 USD per Euro           July 30, 2004
       1.431.022             1.14080 USD per Euro          October 28,2004

9.   INCOME TAXES

     The earnings from shipping operations were derived from sources outside Panama, such earnings were not subject to Panamanian taxes.

     Two of the Company's subsidiaries, Parfina and Oceanpar, are subject to Paraguayan corporate income taxes. However, Oceanpar obtained an exemption which includes ninety-five percent of their taxable income earned from their fuel and dry-cargo shipping operations for the years 2001 and 2002. In addition, another subsidiary is subject to Chilean corporate income taxes and Ultrapetrol Argentina is subject to Argentine corporate income taxes.

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

     Certain entities, defined as "Qualified Foreign Corporations", are exempt from United States of America ("U.S.") corporate income tax on U.S. source income from their international shipping operations, pursuant to Section 883 of the US tax code. A foreign corporation will be considered a Qualified Foreign Corporation if (i) its country of incorporation exempts shipping operations of U.S. persons from income tax (the "Incorporation Test"), (ii) it meets the "Ultimate Owner Test", and (iii) it files a US Federal income tax return (Form 1120F) to claim the Section 883 exemption. A foreign corporation meets the Ultimate Owner Test if (a) more than 50% of the value of its stocks is ultimately owned by individuals who are tax residents of one or more foreign countries that exempt U.S. persons from tax on shipping earnings ("Qualified Foreign Countries") and, (b) the scope of the exemption provided by such Qualified Foreign Countries is broad enough to cover the type of shipping income (e.g. freight income, time charter hire or bareboat charter hire) earned by the foreign corporation. For the years 2003, 2002 and 2001 Princely and Ultracape (Holdings) Ltd. satisfied the Incorporation Test because they are incorporated in Panama and Bahamas, respectively, which provide the required exemption to U.S. persons involved in shipping operations as confirmed by Revenue Ruling 2001-48. Each of Princely and Ultracape (Holdings) Ltd. also satisfied the Ultimate Owner Test, having obtained sufficient back-up documentation to evidence support its respective position that for the years 2003, 2002 and 2001 more than 50% of the value of its outstanding shares were ultimately owned by individuals who were residents of Qualified Foreign Countries in respect to the types of shipping income earned by Princely and Ultracape (Holdings) Ltd. for which exemption is being claimed. Consistent with prior years, Princely and Ultracape will filed IRS Form 1120F for the year 2003 to claim the Section 883 exemption.

     Based on the foregoing, the Company expects all of its income to be exempt from U.S. income taxes for 2003, 2002 and 2001.

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

     The provision for income taxes (which includes TOMPI) is comprised of:

                                               For the years ended December 31,
                                               --------------------------------
                                               2003          2002          2001
                                               ----          ----          ----

     Current expense                            108           150           390
     Deferred                                    77            --            --
                                               ----          ----          ----
                                                185           150           390
                                               ====          ====          ====

     Reconciliation of tax provision to taxes calculated based on the statutory tax rates is as follows:

                                                      For the years ended December 31,
                                                      -------------------------------
                                                        2003        2002        2001
                                                      -------     -------     -------
     Pre-tax (loss) income                            (10,000)    (13,571)      2,805
     Sources not subject to income tax (tax exempt
       income)                                          5,271       6,475       3,405
                                                       (4,729)     (7,096)      6,210
     Argentine statutory tax rate                          35%         35%         35%
                                                      -------     -------     -------
     Tax (benefit) provision                           (1,655)     (2,484)      2,174

     (Decrease) increase in valuation allowance           (33)       (368)     (2,174)
     Effects of foreign exchange changes related to
       Argentine subsidiary                             1,873       2,887          --
     Tax on minimum presumed income (T.O.M.P.I.)           --         115         390
                                                      -------     -------     -------
     Income tax provision                                 185         150         390
                                                      =======     =======     =======

     As of December 31, 2003, Ultrapetrol Argentina had a credit related to TOMPI of 274 which expires 58 in 2010, 93 in 2011 and 123 in 2012.

                                                          As of December 31,
                                                          ------------------
                                                          2003          2002
                                                          ----          ----
     Deferred tax assets
         NOLs                                               --           345
         TOMPI credit                                      274           425
         Other, net                                        119           120
                                                          ----          ----
         Total deferred assets                             393           890
                                                          ----          ----
     Deferred tax liabilities
         Property and equipment                            339           369
         Dry dock                                          131           488
                                                          ----          ----
         Total deferred liabilities                        470           857
                                                          ----          ----
         Valuation allowance                                --           (33)
                                                          ----          ----
         Net deferred tax (liabilities)                    (77)           --
                                                          ====          ====

10.  RELATED PARTY TRANSACTIONS

     As of December 31, 2003 and 2002, the balances of due from affiliates and certain prepayments made to related vendors such as Ravenscroft Shipping Inc., were as follows:

                                                        As of December 31,
                                                       --------------------
                                                         2003          2002
                                                       ------        ------

     - Ravenscroft Shipping Inc.                        3,966         5,112
     - UABL and its subsidiaries                        3,501         8,134
     - Maritima Sipsa S.A                               1,890            --
                                                       ------        ------
       Due from affiliates                              9,357        13,246
                                                       ======        ======

     As of December 31, 2003 and 2002 the balance of due to affiliates was as follows:

                                                         As of December 31,
                                                        -------------------
                                                         2003          2002
                                                        -----         -----

     - UABL and its subsidiaries                        1,550            80
     - Oceanmarine                                         98            86
     - Ravenscroft Shipping Inc.                           --            88
     - Other                                                7            14
                                                        -----         -----
       Due to affiliates                                1,655           268
                                                        =====         =====

     For the years ended December 31, 2003, 2002 and 2001, the revenues derived from related parties were as follows:

                                                  For the years ended
                                                     December 31,
                                             ------------------------------
                                              2003        2002        2001
                                             ------      ------      ------
       Freight revenues
     - UABL and its subsidiaries                108         192       2,715
                                             ------      ------      ------
                                                108         192       2,715
                                             ======      ======      ======
       Hire revenues
     - UABL and its subsidiaries             10,176       9,780      10,698
     - Maritima Sipsa S.A                     1,953          --          --
                                             ------      ------      ------
                                             12,129       9,780      10,698
                                             ======      ======      ======

     The Company through certain of its subsidiaries has contracted with Oceanmarine, a related party, for certain administrative services. This agreement stipulates a fee of 9 per month and per vessel. Pursuant to the individual ship management agreement between Ravenscroft Ship Management Ltd., a Bahamas Corporation ("Ravenscroft Bahamas"), and the Company's relevant vessel-owning subsidiaries, Ravenscroft Bahamas has agreed to provide certain ship management services for all of the Company's vessels. Ravenscroft Bahamas has subcontracted the provision of these services to Ravenscroft Shipping Inc., a Miami-based related party of the Company. This agreement stipulates a fee of 12.5 per month and per vessel.

     Under these contracts, these related parties are to provide all that is necessary for such companies to operate, including but not limited to crewing, insurance, accounting and other required services. Additionally, commissions and agency fees are paid to those related parties.

     For each of the years ended December 31, 2003, 2002 and 2001, management fees paid and/or accrued to related parties for such services amounted to 2,863, 3,176 and 3,250 respectively.

     Additionally, during December 2003 the Company paid in advance some administrative fees for the year 2004 of about 453. As of December 31, 2003, such amount was recorded in Prepaid expenses.

     Compensation paid to directors totaled 1,135, 1,135 and 1,100 during the years ended December 31, 2003, 2002 and 2001.

     Under agreements by the Company and ACBL Hidrovias Limited (Bermuda), wholly owned subsidiary of ACL, both companies lease certain vessels not contributed to UABL, to be operated together with the UABL fleet. Additionally, Lonehort S.A., a shipping agent wholly owned by UABL, bills ship management fees for the administration of the mentioned vessels. For the years ended December 31, 2003, 2002 and 2001, ship management fees paid to and accrued for Lonehort S.A. for such services amounted to 6,691, 6,599 and 7,346, respectively.

     The Company sold Venecia, a wholly owned subsidiary, to a related party, Windsor Financial Services Inc., at its book value with a remaining receivable balance of 1,234.

     As of December 31, 2003 the Company had a loan of 950 to UABL that was recorded in Due from affiliates. During the years ended December 31, 2003 and 2002 the Company outsourced freight from UABL for 42 and 835, respectively. Besides the expense recovery from UABL totaled 906 and 543 for the years ended December 31, 2003 and 2002 and the administrative services fees to UABL totaled 348 and 348 during the years ended December 31, 2003 and 2002, respectively.

     Pursuant to an agency agreement with Ultrapetrol S.A., I. Shipping Services S.A. has agreed to perform the duties of port agent for the Company in Argentina. For each of the years ended December 31, 2003, 2002 and 2001 the amounts paid and/or accrued for such services amounted to 100, 235 and 432, respectively.

11.  MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

     a)   Major customers

          As of December 31, 2003 revenues from three customers of the Company represented 19,777, 10,248 and 9,136, respectively, of the Company's consolidated revenues.

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

          The financial institutions are located in Argentina, France and the United States and the Company's cash management policy is designed to limit exposure to any one institution. As of December 31, 2003 the Company's investment in HSBC was 101. Also the Company has restricted cash in Credit Agricole Indosuez for 1,147 and in All First Bank for 16,469.

          Concentrations of credit risk with respect to accounts receivable are limited due to the large number of entities comprising the Company's customer base and their credit rating. As of December 31, 2003 the Company's accounts receivables from four customers totaled 6,159 (including UABL and its subsidiaries for 2,551).

          As of December 31, 2003 the Company's receivables from Windsor Financial Service Inc. amounted to 1,234.

          The Company does not require collateral for this or other receivables.

12.  OTHER RECEIVABLES

     The breakdown of other receivables is the following:

                                                             2003     2002
                                                            ------   ------

     Current

     Insurance claims recoverable                            2,370    3,964
     Tax recoverables                                          212      613
     Windsor Financial Services Inc. note receivable         1,234    2,134
     Other                                                     808      105
                                                            ------   ------
                                                             4,624    6,816
                                                            ======   ======
     Noncurrent

     Insurance claims recoverable                            6,414    3,654
                                                            ======   ======

13.  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

     The Company's operations include only one business segment. For such reason, as of December 31, 2003, 2002 and 2001, no additional business segment information is disclosed.

     Ultrapetrol's vessels and river barges operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

     Segment information, for the years ended December 31, 2003, 2002 and 2001, is as follows:

                                                For the years ended December 31,
                                                --------------------------------
                                                    2003        2002        2001
                                                --------    --------    --------

     Revenues (1)

     - Argentina                                   7,023      27,493      53,595
     - USA                                        21,507          --          --
     - Paraguay                                      365      10,864      13,741
     - Brazil                                     10,153       9,668       9,269
     - South and Central America/Others           19,774      11,518      10,872
     - Africa                                         --       2,844      14,410
     - Asia                                        3,770          --       2,014
     - Europe                                     12,641      10,737       7,307
                                                --------    --------    --------
                                                  75,233      73,124     111,208
                                                ========    ========    ========

     (1)  Classified by port of charge

14.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Interest and income taxes paid for the years ended December 31, 2003, 2002 and 2001 are as follows:

                                           For the years ended December 31,
                                           --------------------------------
                                            2003         2002         2001
                                           ------       ------       ------

     Interest paid                         14,983       15,641       13,408
     Income taxes paid                        182          108           --

15.  CLAIMS AGAINST INSURANCE COMPANIES

     As of December 31, 2003 and 2002, the "Other receivables" account includes 8,784 and 7,618, respectively, related to claims against insurance companies. Claims for 6,500 have been made by the Company against the insurance companies regarding the repair expenses incurred to date for damage to some vessels in 2003.

     On April 18, 2003, the Alianza G1 suffered an accident in her main engine while the vessel was in transit from Argentina to Chile. The vessel arrived in Talcahuano (Chile) and following the engine manufacturer recommendations proceeded to repair the engine. The vessel's crankshaft had been damaged and cracked but Sulzer considered that if cracks were only superficial the crankshaft could be repaired by grinding and polishing. Unfortunately, by May 30, 2003 the maximum allowance grinding of 7 mm had been completed and the crack continued. Further tests were carried out and it was determined that in one location the crack had a further depth of 12 mm. The engine manufacturers condemned the crankshaft and recommended that the vessel should replace the crankshaft by a new one in order to operate normally. This case resulted in total loss and the Company settled with its hull and machinery insurers for a total compensation of 1,900. As of December 31, 2003 the Company collected this amount.

     The "Other net (expense) income" account for the year ended December 31, 2003, includes 1,562 related to claims for loss of income (business interruption) corresponding to the Alianza G-1, Princess Eva and Princess Pia.

     The "Other net (expense) income" account for the year ended December 31, 2002, includes 1,760 related to claims for loss of income (business interruption) corresponding to the Alianza G-3, Princess Marisol, Princess Katherine and Princess Pia.

     The "Other net (expense) income" account for the year ended December 31, 2001 includes 1,145 related to claims for loss of income (business interruption) corresponding to the Alianza Campana and Princess Veronica.

16.  TREASURY STOCK

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

     As of December 31, 2003 and 2002, the Company recorded 20,332 in the "Treasury stock" account, 20,000 of which relates to the amount payable to SII and 332 relates to direct cost of acquisition.

17.  SUMMARIZED FINANCIAL INFORMATION OF UABL

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

     a)   Summarized balance sheets

                                                         December 31,
                                                       ---------------
                                                        2003     2002
                                                       ------   ------

          Current assets                               12,311    6,888
          Noncurrent assets                            86,827   83,340
                                                       ------   ------
          Total assets                                 99,138   90,228
                                                       ======   ======

          Current liabilities                          11,278   20,927
          Noncurrent liabilities                       22,497    8,205
                                                       ------   ------
          Total liabilities                            33,775   29,132
          Shareholders' equity                         65,363   61,096
                                                       ------   ------
          Total liabilities and shareholders' equity   99,138   90,228
                                                       ======   ======

     b)   Summarized statements of operations

                                                             Year ended December 31,
                                                         --------------------------------
                                                             2003        2002        2001
                                                         --------    --------    --------
          Revenues                                         60,260      47,060      56,581

          Operating expenses                              (54,537)    (48,712)    (60,113)
                                                         --------    --------    --------
          Operating income (loss)                           5,723      (1,652)     (3,532)

          Other income (expense), net                      (1,359)     (1,013)        148
                                                         --------    --------    --------
          Income (loss) before tax on minimum presumed      4,364      (2,665)     (3,384)
               income and income tax

          Recovery of tax on minimum presumed income          529          --          --
          Tax on minimum presumed income                       (3)       (200)       (725)
          Income taxes                                       (623)        402          --
          Settlement for tax contingency                       --          --      (3,292)
                                                         --------    --------    --------
          Net income (loss) for the year                    4,267      (2,463)     (7,401)
                                                         ========    ========    ========

18.  SUPPLEMENTAL GUARANTOR INFORMATION

     As described in Note 6, the Notes are fully and unconditionally guaranteed by certain subsidiaries of the Company.

     The subsidiaries which offered their assets in collateral of the above mentioned indebtedness are: Ultrapetrol Argentina, Parfina, Imperial, Cavalier, Regal, Baldwin, Tipton, Kingsway, Plate Princess, Panpetrol, Oceanview, Kingly, Sovereign, Monarch, Noble and Oceanpar ("Guarantor Subsidiaries").

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

                                     SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEETS

                                                 AS OF DECEMBER 31, 2003

                                          (stated in thousands of U.S. dollar)
                                                                Combined
                                                            guarantors that    Combined                       Total
                                                             are joint and       Non-      Consolidating   consolidated
                                                  Parent         several      Guarantors    adjustments      amounts
                                                 --------   ---------------   ----------   -------------   ------------
Current assets
Due from affiliates                                94,252         5,624             839       (91,358)          9,357
Other current assets                                1,174        12,268          16,723        (6,627)         23,538
                                                 --------      --------        --------      --------        --------
Total current assets                               95,426        17,892          17,562       (97,985)         32,895
                                                 --------      --------        --------      --------        --------

Noncurrent assets
Property and equipment, net                            --        64,528          56,275            --         120,803
Investment in affiliates                           47,939            --              --       (22,210)         25,729
Other noncurrent assets                            18,828         8,104           1,802            --          28,734
                                                 --------      --------        --------      --------        --------
Total noncurrent assets                            66,767        72,632          58,077       (22,210)        175,266
                                                 --------      --------        --------      --------        --------
Total assets                                      162,193        90,524          75,639      (120,195)        208,161
                                                 ========      ========        ========      ========        ========

Current liabilities
Due to affiliates                                       7        94,816           2,944       (96,112)          1,655
Other financial debt                                3,367            --           7,095            --          10,462
Other current liabilities                              26         4,014           1,358           (36)          5,362
                                                 --------      --------        --------      --------        --------
Total current liabilities                           3,400        98,830          11,397       (96,148)         17,479
                                                 --------      --------        --------      --------        --------

Noncurrent liabilities
Long-term debt                                    135,000            --              --        (6,659)        128,341
Other financial debt, net of current
portion                                                --            --          17,011            --          17,011
                                                 --------      --------        --------      --------        --------
Total noncurrent liabilities                      135,000            --          17,011        (6,659)        145,352
                                                 --------      --------        --------      --------        --------
Total liabilities                                 138,400        98,830          28,408      (102,807)        162,831
Minority interests                                     --            --              --        16,716          16,716

Minority interests subject to put right                --            --              --         4,821           4,821

Shareholders' equity                               23,793        (8,306)         47,231       (38,925)         23,793
                                                 --------      --------        --------      --------        --------
 Total liabilities, minority interests
   and shareholders' equity                       162,193        90,524          75,639      (120,195)        208,161
                                                 ========      ========        ========      ========        ========

                                SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEETS

                                            AS OF DECEMBER 31, 2002

                                     (stated in thousands of U.S. dollar)
                                                       Combined
                                                   guarantors that    Combined                       Total
                                                    are joint and       Non-      Consolidating   consolidated
                                         Parent         several      Guarantors    adjustments      amounts
                                        --------   ---------------   ----------   -------------   ------------
Current assets
Due from affiliates                      115,731        11,624              --      (114,109)         13,246
Other current assets                       2,042        15,389          16,331        (7,755)         26,007
                                        --------      --------        --------      --------        --------
Total current assets                     117,773        27,013          16,331      (121,864)         39,253
                                        --------      --------        --------      --------        --------

Noncurrent assets
Property and equipment, net                   --        88,808          45,989            --         134,797
Investment in affiliates                  54,234            --              --       (31,766)         22,468
Other noncurrent assets                    3,075        11,431           2,522            --          17,028
                                        --------      --------        --------      --------        --------
Total noncurrent assets                   57,309       100,239          48,511       (31,766)        174,293
                                        --------      --------        --------      --------        --------
Total assets                             175,082       127,252          64,842      (153,630)        213,546
                                        ========      ========        ========      ========        ========

Current liabilities
Due to affiliates                              1       111,912          10,450      (122,095)            268
Other financial debt                       4,891            --           7,318            --          12,209
Other current liabilities                    101         3,618           1,754           290           5,763
                                        --------      --------        --------      --------        --------
Total current liabilities                  4,993       115,530          19,522      (121,805)         18,240
                                        --------      --------        --------      --------        --------

Noncurrent liabilities
Long-term debt                           135,000            --              --            --         135,000
Other financial debt, net of
current portion                               --            --          21,785            --          21,785
                                        --------      --------        --------      --------        --------
Total noncurrent liabilities             135,000            --          21,785            --         156,785
                                        --------      --------        --------      --------        --------
Total liabilities                        139,993       115,530          41,307      (121,805)        175,025

Minority interests                            --            --              --         3,432           3,432

Shareholders' equity                      35,089        11,722          23,535       (35,257)         35,089
                                        --------      --------        --------      --------        --------
 Total liabilities, minority
   interests and shareholders' equity    175,082       127,252          64,842      (153,630)        213,546
                                        ========      ========        ========      ========        ========

                       SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS

                                 FOR THE YEAR ENDED DECEMBER 31, 2003

                                 (stated in thousands of U.S. dollar)
                                              Combined
                                          guarantors that    Combined                       Total
                                           are joint and       Non-      Consolidating   consolidated
                                Parent         several      Guarantors    adjustments      amounts
                               --------   ---------------   ----------   -------------   ------------
Freight revenues                   158        30,204             266        (4,141)         26,487
Hire revenues                       --        29,375          20,223          (852)         48,746
                               -------       -------         -------       -------         -------
Total revenues                     158        59,579          20,489        (4,993)         75,233

Operating expenses              (1,152)      (61,063)        (12,917)        3,444         (71,688)
                               -------       -------         -------       -------         -------
Operating profit                  (994)       (1,484)          7,572        (1,549)          3,545

Other income/(expenses), net   (10,524)      (18,454)            401        15,032         (13,545)
                               -------       -------         -------       -------         -------
Loss before income tax and
minority interests             (11,518)      (19,938)          7,973        13,483         (10,000)

Income taxes                        --          (158)            (27)           --            (185)
Minority interests                  --            --              --        (1,333)         (1,333)
                               -------       -------         -------       -------         -------
Net loss                       (11,518)      (20,096)          7,946        12,150         (11,518)
                               =======       =======         =======       =======         =======

                       SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS

                                 FOR THE YEAR ENDED DECEMBER 31, 2002

                                 (stated in thousands of U.S. dollar)
                                              Combined
                                          guarantors that    Combined                       Total
                                           are joint and       Non-      Consolidating   consolidated
                                Parent         several      Guarantors    adjustments      amounts
                               --------   ---------------   ----------   -------------   ------------
Freight revenues                    --        24,196           1,781        (1,234)         24,743
Hire revenues                       --        32,178          20,982        (4,779)         48,381
                               -------       -------         -------       -------         -------
Total revenues                      --        56,374          22,763        (6,013)         73,124

Operating expenses              (1,355)      (58,682)        (18,115)        6,241         (71,911)
                               -------       -------         -------       -------         -------
Operating (loss) profit         (1,355)       (2,308)          4,648           228           1,213

Other income/(expenses), net   (12,498)      (12,575)         (1,034)       11,323         (14,784)
                               -------       -------         -------       -------         -------
(Loss) income before income
tax and minority interests     (13,853)      (14,883)          3,614        11,551         (13,571)

Income taxes                        --          (122)            (28)           --            (150)
Minority interests                  --            --              --          (132)           (132)
                               -------       -------         -------       -------         -------
Net (loss) income              (13,853)      (15,005)          3,586        11,419         (13,853)
                               =======       =======         =======       =======         =======

                       SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF OPERATIONS

                                 FOR THE YEAR ENDED DECEMBER 31, 2001

                                 (stated in thousands of U.S. dollar)
                                              Combined
                                          guarantors that    Combined                       Total
                                           are joint and       Non-      Consolidating   consolidated
                                Parent         several      Guarantors    adjustments      amounts
                               --------   ---------------   ----------   -------------   ------------
Freight revenues                     --        65,723           7,944            --          73,667
Hire revenues                        --        25,129          12,412            --          37,541
                               --------      --------        --------      --------        --------
Total revenues                       --        90,852          20,356            --         111,208

Operating expenses               (1,662)      (76,979)        (13,076)           --         (91,717)
                               --------      --------        --------      --------        --------
Operating (loss) profit          (1,662)       13,873           7,280            --          19,491

Other income/(expenses), net      4,077       (13,138)            990        (8,615)        (16,686)
                               --------      --------        --------      --------        --------
Income before income tax and
minority interests                2,415           735           8,270        (8,615)          2,805

Income taxes                         --          (335)            (55)           --            (390)
Minority interests                   --            --              --            --              --
                               --------      --------        --------      --------        --------
Net income                        2,415           400           8,215        (8,615)          2,415
                               ========      ========        ========      ========        ========

                        SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

                                  FOR THE YEAR ENDED DECEMBER 31, 2003
                                                Combined
                                            guarantors that    Combined                       Total
                                             are joint and       Non-      Consolidating   consolidated
                                  Parent         several      Guarantors    adjustments      amounts
                                 --------   ---------------   ----------   -------------   ------------
Net (loss) income                (11,518)      (20,096)          7,946        12,150         (11,518)
Adjustments to reconcile net
  loss to net cash provided
  by operating activities:        13,825        25,618           4,696       (12,150)         31,989
                                 -------       -------         -------       -------         -------
Net cash provided by operating
  activities                       2,307         5,522          12,642            --          20,471

Net cash (used in) provided by
  investing activities            14,384        (4,092)        (16,577)           --           6,285

Net cash (used in) provided by
   financing activities          (16,644)           --           5,982            --         (10,662)
                                 -------       -------         -------       -------         -------
Net increase in cash and cash
   equivalents                        47         1,430           2,047            --           3,524
                                 =======       =======         =======       =======         =======

                           SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

                                     FOR THE YEAR ENDED DECEMBER 31, 2002
                                                     Combined
                                                 guarantors that    Combined                       Total
                                                  are joint and       Non-      Consolidating   consolidated
                                       Parent         several      Guarantors    adjustments      amounts
                                      --------   ---------------   ----------   -------------   ------------
Net (loss) income                     (13,853)      (15,005)          3,586        11,419         (13,853)
Adjustments to reconcile net (loss)
  income to net cash provided by
  operating activities:                17,699        20,838           1,262       (11,551)         28,248
                                      -------       -------         -------       -------         -------
Net cash provided by operating          3,846         5,833           4,848          (132)         14,395
   activities

Net cash (used in) provided by
   investing activities                   403        (5,148)        (16,683)           --         (21,428)

Net cash (used in) provided by in
   financing activities                (4,490)           --          10,375            --           5,885
                                      -------       -------         -------       -------         -------
Net increase (decrease) in cash and
   cash equivalents                      (241)          685          (1,460)         (132)         (1,148)
                                      =======       =======         =======       =======         =======

                           SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

                                     FOR THE YEAR ENDED DECEMBER 31, 2001

                                     (stated in thousands of U.S. dollar)
                                                     Combined
                                                 guarantors that    Combined                       Total
                                                  are joint and       Non-      Consolidating   consolidated
                                       Parent         several      Guarantors    adjustments      amounts
                                      --------   ---------------   ----------   -------------   ------------
Net income                              2,415           400           8,215        (8,615)          2,415
Adjustments to reconcile net income
  to net cash provided by operating
  activities:                          11,184           521           1,943         8,751          22,399
                                      -------       -------         -------       -------         -------
Net cash provided by operating         13,599           921          10,158           136          24,814
   activities

Net cash (used in) investing
  activities                          (10,250)       (3,883)             --            --         (14,133)

Net cash used in financing
  activities                           (3,212)           --          (5,822)           --          (9,034)
                                      -------       -------         -------       -------         -------
Net (decrease) increase in cash
  and cash equivalents                    137        (2,962)          4,336           136           1,647
                                      =======       =======         =======       =======         =======

19.  SUBSEQUENT EVENTS TO THE DATE OF THE AUDITORS REPORT
     (Unaudited)

     On April 23, 2004 the Company acquired in a series of related transactions, through two wholly owned subsidiaries, from ACBL Hidrovias Ltd. the remaining 50% equity interest in UABL Limited that it did not own along with the fleet of 50 river barges and 7 river tugboats. The total purchase price paid in these transactions was 26.100, 17.700 of which were derived from the proceeds of previous vessels sales by the Company. The barges enter the Company's fleet as a guarantee to the Notes (Note 6.a).

REPORT OF INDEPENDENT
AUDITORS

To the Board of Directors of
UABL LIMITED:

     We have audited the consolidated balance sheets of UABL LIMITED as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of UABL LIMITED as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose reported dated March 26, 2002, expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UABL LIMITED as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Buenos Aires, Argentina
    March 1, 2004
                                      PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
                                            Member of Ernst & Young Global

                                                   ENRIQUE C. GROTZ
                                                        Partner

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

Buenos Aires, Argentina                              PISTRELLI, DIAZ Y ASOCIADOS
    March 26, 2002                                       Member of Andersen

                                                            MARIANA FILAS
                                                               Partner

          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

  (stated in thousands of U.S. dollars, except par value and number of shares)

                                                               December 31,
                                                           --------    --------
                                                             2003        2002
                                                           --------    --------
ASSETS

   CURRENT ASSETS

     Cash and cash equivalents                                  710         321
     Restricted cash                                            416          --
     Investments                                                100          86
     Accounts receivable, net of allowance for
      doubtful accounts of 47 and 265 in 2003 and
      2002, respectively                                      5,171       2,386
     Due from affiliates                                      2,001         353
     Inventories                                              1,383       1,052
     Prepaid expenses                                           292         645
     Other receivables                                        1,890       1,450
     Deferred tax asset                                         348         595
                                                           --------    --------
     Total current assets                                    12,311       6,888
                                                           --------    --------

   NONCURRENT ASSETS

     Other receivables                                          109          96
     Investments                                                 --         100
     Due from affiliates                                      2,467       2,229
     Property and equipment, net                             81,330      80,915
     Restricted cash                                          1,281          --
     Other assets                                             1,640          --
                                                           --------    --------
     Total noncurrent assets                                 86,827      83,340
                                                           --------    --------
      Total assets                                           99,138      90,228
                                                           --------    --------

LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES

     Accounts payable and accrued expenses                    3,020       1,781
     Due to affiliates                                        5,021      15,496
     Other payables                                             630         928
     Current portion of long-term debt                        1,955       2,111
     Current portion of capital lease obligations               652         611
                                                           --------    --------
     Total current liabilities                               11,278      20,927
                                                           --------    --------

   NONCURRENT LIABILITIES

     Accounts payables and accrued expenses                      55          --
     Long-term debt, less current portion                    21,567       6,678
     Capital lease obligations, less current portion            875       1,527
                                                           --------    --------
      Total noncurrent liabilities                           22,497       8,205
                                                           --------    --------
      Total liabilities                                      33,775      29,132
                                                           --------    --------

   SHAREHOLDERS' EQUITY

     Common stock, $1 par value, 10,000 shares
     authorized, issued and outstanding                          10          10
     Additional paid-in capital                              74,549      74,549
     Accumulated deficit                                     (9,196)    (13,463)
                                                           --------    --------
     Total shareholders' equity                              65,363      61,096
                                                           --------    --------
     Total liabilities and shareholders' equity              99,138      90,228
                                                           ========    ========

                             See accompanying notes.

                        CONSOLIDATED STATEMENTS OF OPERATIONS

                FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                        (stated in thousands of U.S. dollars)
                                                       Year ended December 31,
                                                   --------------------------------
                                                     2003        2002        2001
                                                   --------    --------    --------
REVENUE

     Revenues from third parties                     45,329      32,381      37,499
     Revenues from related parties                      896         895       4,027
     Management fee from related parties             14,035      13,784      15,055
                                                   --------    --------    --------
     Total revenue                                   60,260      47,060      56,581
                                                   --------    --------    --------

OPERATING EXPENSES (1)

     Port expenses                                   (5,822)     (3,902)     (5,671)
     Boat costs                                     (15,524)    (13,163)    (18,968)
     Barge costs                                     (4,573)     (4,257)     (4,597)
     Charter hire from related parties              (20,308)    (19,755)    (22,399)
     Depreciation of property and equipment          (4,398)     (4,070)     (3,259)
     Administrative and selling expenses             (3,912)     (3,565)     (5,219)
                                                   --------    --------    --------
     Total operating expenses                       (54,537)    (48,712)    (60,113)
                                                   --------    --------    --------
   Operating income (loss)                            5,723      (1,652)     (3,532)
                                                   --------    --------    --------

OTHER INCOME (EXPENSES), net

     Investment in affiliates                            --         (99)        (83)
     Interest expense                                (1,414)       (997)       (282)
     Foreign exchange gains                              55          83         513
                                                   --------    --------    --------
     Total other income (expenses), net              (1,359)     (1,013)        148
                                                   --------    --------    --------

   Income (Loss) before tax on minimum presumed
    income and income tax for the year                4,364      (2,665)     (3,384)
     Recovery of tax on minimum presumed income         529          --          --
     Tax on minimum presumed income for the year         (3)       (200)       (725)
     Income taxes                                      (623)        402          --
     Settlement of tax contingency                       --          --      (3,292)
                                                   --------    --------    --------
   Net income (loss) for the year                     4,267      (2,463)     (7,401)
                                                   ========    ========    ========

(1) In addition to charter hires from related parties, operating expenses included 1,049, 1,206 and 3,226 in 2003, 2002 and 2001, respectively, related to charges from related parties.

                             See accompanying notes.

                    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                          (stated in thousands of US dollars)
                                                   Additional
                                         Common      paid-in     Accumulated
               Balance                   stock       capital       deficit     Total
-------------------------------------   -------    ----------    -----------  -------
December 31, 2000                            10       74,395        (3,599)    70,806

Additional paid-in capital                   --        3,119            --      3,119

Net loss for the year                        --           --        (7,401)    (7,401)
                                        -------      -------       -------    -------
December 31, 2001                            10       77,514       (11,000)    66,524

Spin off approved by the shareholders
    on August 15, 2002                       --       (2,965)           --     (2,965)

Net loss for the year                        --           --        (2,463)    (2,463)
                                        -------      -------       -------    -------
December 31, 2002                            10       74,549       (13,463)    61,096
                                                                              -------
Net income for the year                      --           --         4,267      4,267
                                        -------      -------       -------    -------
December 31, 2003                            10       74,549        (9,196)    65,363
                                        =======      =======       =======    =======

                             See accompanying notes.

                             CONSOLIDATED STATEMENTS OF CASH FLOWS

                     FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                             (stated in thousands of U.S. dollars)
                                                                 Year ended December 31,
                                                             --------------------------------
                                                               2003        2002        2001
                                                             --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income (loss) for the year                               4,267      (2,463)     (7,401)

   Adjustments to reconcile net income (loss) for the
     year to net cash provided by operating activities:
        Depreciation of property and equipment                  4,398       4,070       3,259
        Amortization of other assets                              202          --          --
        Loss from investment in affiliates                         --          99          83
        Income from sales of property and equipment                --          --          (2)
        Deferred tax                                              247        (595)         --

   Changes in assets and liabilities, net:
        (Increase) decrease in assets:
            Accounts receivable                                (2,785)      1,305       2,029
            Due from affiliates                                (1,678)     16,871     (16,811)
            Inventories                                          (331)        413          96
            Prepaid expenses                                      353       1,127      (1,157)
            Other receivables                                    (423)      1,830       1,260
        Increase (decrease) in liabilities:
            Accounts payable and accrued expenses               1,294      (1,259)     (4,055)
            Due to affiliates                                  (9,759)    (12,498)     27,436
            Other payables                                       (298)        119        (530)
                                                             --------    --------    --------
            Net cash (used in) provided by operating
              activities                                       (4,513)      9,019       4,207
                                                             --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from property and equipment                             8         597          53
   Loans granted to related parties                              (238)     (2,158)         --
   Investment in certificate of deposit                            86        (186)        607
   Purchases of property and equipment                         (4,821)     (7,699)    (17,145)
   Investment in affiliate                                         --          --      (2,461)
                                                             --------    --------    --------
            Net cash used in investing activities              (4,965)     (9,446)    (18,946)
                                                             --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES

   Increase in restricted cash                                 (1,697)         --          --
   Proceeds from issuance of long-term debt                    16,800       5,594      10,100
   Repayment of long-term debt and capital lease
     obligation                                                (2,678)     (4,497)       (270)
   Repayment of loans due to related parties                     (716)       (455)         --
   Costs incurred to issue long-term debt                      (1,842)         --          --
   Capital contribution                                            --          --       3,119
                                                             --------    --------    --------
            Net cash provided by financing activities           9,867         642      12,949
                                                             --------    --------    --------

            Net increase (decrease) in cash and cash
              equivalents                                         389         215      (1,790)

            Cash and cash equivalents at beginning of year        321         106       1,896
                                                             --------    --------    --------
            Cash and cash equivalents at end of year              710         321         106
                                                             ========    ========    ========

Supplemental cash flow information:

Interest paid                                                   1,048         715          57
Income taxes paid                                                 328         100         569

                             See accompanying notes

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (stated in thousands of U.S. dollars, except where indicated)

1)   CORPORATE ORGANIZATION AND NATURE OF OPERATIONS

     Organization

     ACBL Hidrovias Ltd. ("ACBLH"), a subsidiary of American Commercial Lines LLC ("ACL"), and UP River (Holdings) Ltd. ("UP River"), a Bahamian corporation and a subsidiary of Ultrapetrol (Bahamas) Limited ("Ultrapetrol"), individually and through their subsidiaries, owned certain vessels, land-based assets, permits and contracts of affreightment, which they used to operate a river transportation business on the Parana, Paraguay and Uruguay Rivers in Argentina, Bolivia, Brazil, Paraguay and Uruguay.

     The respective Boards of Directors of ACBLH and UP (collectively, the "Parties") decided to combine the businesses of ACBLH and UP River into a new business entity, UABL Limited ("the Company" or "UABL Limited"), and for that purpose executed a Consolidation Agreement ("the Consolidation Agreement") on October 18, 2000 (the "Closing Date"). As a result of the business combination, the Company was organized and registered as a Bahamian corporation on October 18, 2000. The Company has an authorized capital stock of 10,000 shares, with a par value of $1 per share and is owned equally by UP and ACBLH and its affiliates. These contributions were recorded at the historical cost basis of the related entities or assets.

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

     As of December 31, 2003, 2002 and 2001 the consolidated financial statements include the accounts of the Company and its subsidiaries described as follows:

                     Company                         Origin      2003   2002   2001
------------------------------------------------   ----------    ----   ----   ----
- Thurston Shipping Inc. ("Thurston")              Panamanian    100%   100%   100%
- UABL S.A.                                        Argentinian   100%   100%   100%
- Sernova S.A. ("Servova")                         Argentinian   100%   100%   100%
- UABL Paraguay S.A. ("UABL Paraguay")             Paraguayan    100%   100%   100%
- Riverpar S.A. ("Riverpar")                       Paraguayan    100%   100%   100%
- Yataiti S.A. ("Yataiti")                         Paraguayan    100%   100%   100%
- ACBL del Paraguay S.A. ("ACBL del Paraguay")     Paraguayan    100%   100%   100%
- Corydon International S.A.                       Uruguayan     100%    --     --
- Cedarino S.L.                                    Spain         100%    --     --
- UABL International S.A. ("UABL International")   Panamanian    100%   100%   100%
- Lonehort S.A. ("Lonehort")                       Panamanian    100%   100%   100%
- UABL Barges (Panama) Inc. ("UABL Barges")        Panamanian    100%   100%    --
- Blueroad Finance Inc. ("Blueroad")               Panamanian    100%    --     --
- Arlene Investment Inc.                           Panamanian    100%    --     --
- Marnave S.R.L. ("Marnave")                       Paraguayan    100%    --     --

     Recent developments

     Argentina

     Approximately 14% of the Company's revenues are generated from its Argentine subsidiaries which also hold approximately 41% of the consolidated assets of the Company. Argentina has undergone major economic, political and social changes in the last several years, including significant economic changes in December 2001 and throughout 2002. Most importantly, in January 2002 the government eliminated the prior convertibility law which had been in place since 1991 through which the Argentine peso was traded at one peso per U.S. dollar. Beginning in February 2002 the government established a single market for all foreign exchange transactions at a single free-floating exchange rate. Subsequent to this change the Argentine peso devalued significantly.

     However, since the end of the third quarter 2002 Argentine's economy has shown signs of stabilization.

     In 2003, the Argentine economy grew at a rate of approximately 8 percent and as of December 31, 2003 the peso was trading on one U.S. dollar per
     2.91 pesos.

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

     Paraguay

     Approximately 28% of the Company's revenues are generated from its Paraguayan subsidiaries which also hold approximately 26% of the consolidated assets of the Company. Paraguay has undergone certain economic, political and social changes in the last several years.

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

2)   SIGNIFICANT ACCOUNTING POLICIES

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

     c)   Investments

          As of December 31, 2003 and 2002, this account includes a certificate of deposit in Citibank N.A., Paraguay.

     d)   Other receivables

          This account mainly includes claims receivables, tax credits for VAT and income tax withholdings as of December 31, 2003 and 2002.

     e)   Inventories

          This account includes fuel and spare parts, which were accounted for at the lower of cost or market. The amounts for each item were as follows:

                                                      2003       2002
                                                     ------     ------

          Spare parts                                   676        696
          Fuel                                          707        356
                                                     ------     ------
              Total                                   1,383      1,052
                                                     ======     ======

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

          The barges and tugboats are considered to have useful lives of 35 years from the date on which they were built. The depreciation amount is calculated net of the estimated scrap value of the barges and tugboats at the date they were built. River equipment is considered to have a useful life of 15 years. Depreciation for all property and equipment is recorded by the straight-line method over the estimated useful lives of the related assets.

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

     h)   Accounts payable and accrued expenses

          This account mainly includes payables to agents and suppliers.

     i)   Other payables

          This account mainly includes salaries, social security payables, taxes payable and accruals.

     j)   Revenue recognition

          Barge transportation revenues are recognized daily as earned from charters over the period of the respective agreements.

     k)   Use of estimates

          The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated.

     l) Balances of long-term debt as of December 31, 2003 and 2002 are as follows:

                                                                            Nominal Value
                                                       -------------------------------------------------------
                                                             Current
                          Financial                    --------------------
                         Institution/       Agreement               Accrued     Non                 Average
     Company                Other             year     Principal   expenses   current     Total       rate
--------------------------------------------------------------------------------------------------------------
UABL Barges     IFC - Tranche A               2002           --        21        8,400    8,421   LIBOR + 3,75%
UABL Barges     IFC - Tanche B                2002           --         7        2,800    2,807   LIBOR + 3,50%
UABL Barges     KFW                           2003           --        15        5,600    5,615   LIBOR + 3,50%
UABL Paraguay   Citibank S.A.                 2001          247        --        1,482    1,729   LIBOR + 2,75%
UABL Paraguay   Citibank S.A.                 2002           64        --           --       64         5,00%
UABL Limited    Transamerica Leasing Inc.     2001        1,601        --        3,285    4,886         8,00%
                                                       ---------   --------   --------   ------
Total 2003                                                1,912        43       21,567   23,522
                                                       =========   ========   ========   ======
Total 2002                                                2,111        --        6,678    8,789
                                                       =========   ========   =================

          The long-term debt is due in the following years succeeding December 31, 2003:

                                      Year          Amount
                                   ----------      ------

                                      2004          1,955
                                      2005          4,860
                                      2006          4,679
                                      2007          3,127
                                      2008          3,127
                                   Thereafter       5,774
                                                   ------
                                                   23,522
                                                   ======

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

     n)   Fair value of financial instruments:

          In accordance with Statement of Financial Accounting Standards (SFAS) N(degree) 107 "Disclosures about fair value of financial instruments", the fair value of the Company's assets and liabilities considered to be financial instruments have been valued at the discounted amount of future cash flows at market interest rates current available to the Company for credits/loans with similar terms. The fair value of the Company's financial instruments approximates carrying value.

     o)   Cash and cash equivalents:

          Cash and cash equivalents include highly-liquid, temporary cash investments with original maturities of three months or less when purchased.

     p)   Allowance for doubtful accounts

          Changes in allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001 are as follows:

                                                   December 31,
                                             ------------------------
                                             2003      2002      2001
                                             ----      ----      ----

          Balance at January 1,               265       312       355
          Provision                            29       108       312
          Amounts written off                (222)     (110)     (355)
          Amounts recovered                   (25)      (45)       --
                                             ----      ----      ----
          Balance at December 31,              47       265       312
                                             ====      ====      ====

3)   PROPERTY AND EQUIPMENT

     The capitalized cost of property and equipment and the related accumulated depreciation as of December 31, 2003 and 2002 is as follows:

                                                      December 31,
                                                  --------------------
                                                    2003        2002
                                                  --------    --------

     Boats and tug boats                             9,703       7,978
     Barges                                         80,999      77,731
     Improvements in third parties' assets           2,731       2,691
     Vehicles                                           56          89
     Equipment                                       3,529       3,443
     Furniture & fixtures                              997         981
     Land & operating base                           2,758       2,730
     Work in progress                                   63         126
     Prepayment to suppliers                            --         281
                                                  --------    --------
                                                   100,836      96,050
     Less accumulated depreciation                 (19,506)    (15,135)
                                                  --------    --------
     Total                                          81,330      80,915
                                                  ========    ========

4)   SPIN-OFF OF EQUITY INVESTMENT

     In 2002 the shareholders of UABL Limited decided to spin-off their equity interest in OTS SA and Puertos del Sur SA to UABL Terminals. UABL Terminals is owned by the same ultimate shareholders as UABL Limited. Accordingly, since the transaction was between entities under common ownership, the transaction was accounted for at historical cost and no gain or loss was recognized.

     These investments were accounted for by the equity method in 2002 and 2001.

5)   COMMITMENTS AND CONTINGENCIES

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

          In light of the above, during 2001 the Company amended its income tax returns for the above-mentioned years charging a loss of 3,292 to UABL SA's income statement (consisting of a tax loss of 2,270, interest expense for 1,487 and a gain on the sale of government bonds of 465). In compliance with the contract provision described above, ACBLH compensated UABL Limited in the amount of 3,119 causing a net decrease of 173, in the shareholders equity.

          According to US GAAP, this compensation was accounted for as additional paid-in capital and was not offset against the loss generated by the tax liability.

     b)   Leases

          The Company leases a boat and sixteen barges under capital leases until 2006.

          Property and equipment includes the following amounts for leases that have been capitalized at December 31, 2003 and 2002:

                                                      December 31,
                                                   ------------------
                                                    2003        2002
                                                   ------      ------

          Boat                                      1,543       1,543
          Barges                                    2,518       2,518
                                                   ------      ------
                                                    4,061       4,061
          Less accumulated depreciation              (391)       (168)
                                                   ------      ------
                                                    3,670       3,893
                                                   ======      ======

          The Company recorded depreciation expense in the amount of 223 and 168 on assets recorded under capital leases for the year ended December 31, 2003 and 2002.

          Under the charter agreements entered into by the parties, both UP and ACBLH lease certain vessels which were not contributed to the Company through the Consolidation Agreement. These operating leases expire in 2008.

          The Company recorded charter hire expenses to related parties of 20,308, 19,755 and 22,399 for the years ended December 31, 2003, 2002 and 2001, respectively.

          Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following as of December 31, 2003:

                                                        Capital   Operating leases -
                                                        leases     Related parties
                                                        -------   -------------------
          2004                                             732                 20,995
          2005                                             732                 20,995
          2006                                             183                 20,995
          2007                                              --                 20,995
          2008                                              --                 10,469
                                                        ------                 ------
          Total minimum lease payments                   1,647                 94,449
                                                                               ======

          Amount representing interest                    (120)
                                                        ------

          Present value of net minimum lease payments
           (including current portion of 652)            1,527
                                                        ======

     c)   Other

          10% of the Company's employees are covered by a collective bargaining agreement.

     d)   Contingencies

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

6)   INCOME TAXES

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

     UABL Limited's pre-tax income for the years ended December 31, 2003, 2002 and 2001 was taxed in foreign jurisdictions (Argentina and Paraguay).

     The provision (benefit) for income taxes (which includes TOMPI) is comprised of:

                                            For the year ended December 31,
                                            -------------------------------
                                            2003         2002          2001
                                            ----         ----          ----

     Current

        Argentina                              3          211           725
        Paraguay                             376          182            --
                                            ----         ----          ----
     Total current                           379          393           725
                                            ----         ----          ----

     Deferred

        Argentina                            244         (464)           --
        Paraguay                               3         (131)           --
                                            ----         ----          ----
     Total deferred                          247         (595)           --
                                            ----         ----          ----
     Total                                   626         (202)          725
                                            ====         ====          ====

     Reconciliation of the tax (benefit) provision to taxes calculated based on the statutory tax rates is a follows:

                                                For the year ended December 31,
                                                -------------------------------
                                                 2003         2002        2001
                                                ------       ------      ------

     Pre-tax income (loss)                       4,364       (2,665)     (3,384)
     Statutory tax rate                             35%          35%         35%
                                                ------       ------      ------
     Tax provision (benefit)                     1,527         (933)     (1,184)

     Sources not subject to income tax
     at the statutory rate                        (541)       1,672         609

     (Decrease) Increase in valuation
     allowance                                  (1,095)      (2,966)        575

     Effects of foreign exchange changes
     related to Argentine subsidiary               732        1,825          --

     Tax on minimum presumed income                  3          200         725
                                                ------       ------      ------
     Income tax provision (benefit)                626         (202)        725
                                                ======       ======      ======

     As of December 31, 2003 UABL SA had accumulated net operating loss carryforwards ("NOLs") totaling 363 that expire 346 in 2005 and 17 in 2006. The use of the NOLs will depend upon future taxable income in UABL SA in Argentina.

     As of December 31, 2003, UABL SA had a credit related to TOMPI of 704 which expires 163 in 2010, 154 in 2011, 212 in 2012 and 175 in 2013.

     In addition, ACBL del Paraguay had NOLs of 85 that expire in 2005.

                                                       2003          2002
                                                      ------        ------
     Deferred tax assets

        NOLs                                             448         1,663
        Due to affiliate                                 113           116
        TOMPI credit                                      --           162
        Property and equipment                            38            --
        Other, net                                       106             6
                                                      ------        ------
         Total deferred assets                           705         1,947

     Deferred tax liabilities
        Property and equipment                           283           257
        Other, net                                        74            --
                                                      ------        ------
                                                         357           257

        Valuation allowance                               --        (1,095)
                                                      ------        ------
         Net deferred assets                             348           595
                                                      ======        ======

7)   RELATED-PARTY TRANSACTIONS

     As of December 31, 2003 and 2002 the balances from related parties were as follows:

     Accounts receivable from related parties

                                                             2003     2002
                                                            ------   ------
     Current:

     - Ultrapetrol SA                                           --       10
     - Ultrapetrol (Bahamas) Ltd.                              164       --
     - Parfina SA                                              356       61
     - Oceanmarine                                             177      194
     - ACBLH (1)                                                25       10
     - Oceanpar                                                 --       18
     - Princely International Finance Corp.
       and its wholly-owned subsidiaries                     1,042       --
     - UABL Terminals Ltd.                                     154       60
     - Puerto del Sur S.A                                       83       --
     - OTS S.A                                                  --       --
                                                            ------   ------
                                                             2,001      353
                                                            ======   ======

     (1) This entity is a subsidiary of ACL who is a 50% shareholder of the Company. See note 14 related to significant events at ACL.

                                                           2003       2002
                                                          ------     ------
     Noncurrent:

     Loans due from related parties

     - OTS SA (1)                                            187        173
     - Puerto del Sur SA (3)                               2,280      2,056
                                                          ------     ------
                                                           2,467      2,229
                                                          ======     ======
     Accounts payable to related parties

     - Mansan SA                                             201        201
     - Ultrapetrol SA                                        110        678
     - Princely International Finance Corp.
       and its wholly-owned subsidiaries                   1,678      3,682
     - ACBLH (2)                                             569      5,372
     - Oceanpar SA                                           314      1,777
     - Oceanmarine                                             1         63
     - Parfina                                               248        555
     - Louisiana Dock Company LLC                             --        552
                                                          ------     ------
                                                           3,121     12,880
                                                          ------     ------
     Loans due to related parties (1)

     - ACBLH (2)                                             950      1,375
     - Ultrapetrol (Bahamas) Ltd.                            950      1,101
     - Ultrapetrol SA                                         --        140
                                                          ------     ------
                                                           1,900      2,616
                                                          ------     ------
                                                           5,021     15,496
                                                          ======     ======

     (1)  These loans accrue no interest and have no maturity date.

     (2) This entity is a subsidiary of ACL who is a 50% shareholder of the Company. See note 14 related to significant events at ACL.

     (3) This loan accrues interest at a nominal interest rate of 7% per year, payable semiannually. The principal will be repaid in 8 equal semiannual installments, beginning on June 30, 2006.

     For the years ended December 31, 2003, 2002 and 2001, the transactions with related parties were as follows:

                                                   2003          2002          2001
                                                ----------    ----------    ----------
     Revenues from related parties

     - Parfina SA                                       --           424         1,777
     - Oceanpar SA                                      42           411         1,470
     - Ultrapetrol SA                                   --            --           449
     - Oceanmarine                                     854            60           331
                                                ----------    ----------    ----------
          Total                                        896           895         4,027
                                                ----------    ----------    ----------

     Management fee revenue

     - ACBLH (1)                                     7,344         7,185         7,709
     - Ultrapetrol (Bahamas) Ltd.                      912           912           913
     - Princely International Finance Corp.
       and its wholly owned subsidiaries             5,779         5,687         6,433
                                                ----------    ----------    ----------
          Total                                     14,035        13,784        15,055
                                                ----------    ----------    ----------
          Total revenues from related parties       14,931        14,679        19,082
                                                ==========    ==========    ==========

     Operating expenses

     - ACBLH (1)                                    10,263        10,097        11,539
     - Oceanpar SA                                   1,694         1,537           107
     - Mansan SA                                     1,205         1,205         1,432
     - Ultrapetrol SA                                  667           621           154
     - Parfina SA                                      639           543           800
     - Lousiana Dock Company LLC (1)                     7            --           355
     - Oceanmarine SA                                    4            13           318
     - Princely International France Corp.
       and its wholly owned subsidiaries             6,530         6,945        10,920
     - Ultrapetrol (Bahamas) Ltd.                      348            --            --
                                                ----------    ----------    ----------
          Total                                 (2) 21,357    (2) 20,961    (2) 25,625
                                                ==========    ==========    ==========

     Cash (paid) from related parties related to loans due to related parties

     - Ultrapetrol SA                                 (140)          140            --
     - Ultrapetrol (Bahamas) Ltd.                     (151)         (620)        1,721
     - ACBLH (1)                                      (425)           25         1,950
                                                ----------    ----------    ----------
            Total                                     (716)         (455)        3,671
                                                ==========    ==========    ==========

     (1) These entities are subsidiaries of ACL who is a 50% shareholder of the Company. See note 14 related to significant events at ACL.

     (2)  Includes 20,308, 19,755 and 22,399 as of December 31, 2003, 2002 and
          2001, respectively, related to the hire of certain vessels according to the Charter Party Agreement dated as of October 24, 2000 and 1,049, 1,206 and 3,226 related to expense recovery and administrative services fees.

                                                       2003     2002     2001
                                                      ------   ------   ------
     Cash paid to related parties related to
       loans due from related parties

     - OTS SA                                             14      102       71
     - Puerto del Sur SA                                 224    2,056       --
                                                      ------   ------   ------
         Total                                           238    2,158       71
                                                      ======   ======   ======

     Property, spare parts and equipment
       acquisitions from related parties

     - Oceanmarine SA                                     --       49       --
     - Lousiana Dock Company LLC (1)                      15      721      790
                                                      ------   ------   ------
                                                          15      770      790
                                                      ======   ======   ======

     Management fee revenue

     Management fee relates to compensation for crew, maintenance and operation of certain vessels related to Ship Management Agreements dated as of October 24, 2000, between Lonehort S.A., ACBLH and Ultrapetrol Bahamas Ltd.

     These agreements have a period of three years since October 24, 2000 and can be extended at the option of ACBLH and Ultrapetrol Bahamas Ltd. for an additional three years and afterwards, an additional two years. The management fees are stipulated in the related contracts for each specific vessel.

     Charter party agreements

     The Company and its subsidiaries entered into Charter Party Agreements with ACBLH and Ultrapetrol Bahamas Ltd. and its subsidiaries. These agreements have a period of three years since October 24, 2000, which is renewable at the owners' option for all or part of the vessels included in the agreements for a further three years after which the owner has a further option to renew for two more years.

     Under these agreements the Company and its subsidiaries pay a daily rate which is specific to stated vessels.

     Expenses recovery and administrative service fees

     The Company's shareholders charged the Company certain expenses in 2003, 2002 and 2001 related to cost-sharing functions for legal, insurance and administrative areas. There is no formal written agreement related to these charges.

8)   RESTRICTED CASH

     As of December 31, 2003, 416 has disclosed in current assets related to interest to be paid by the Company to IFC and KFW on June 15, 2004, which, under the terms and conditions of the loan, should be deposited with the trustee account open therefor.

     As of December 31, 2003, 1,281 has disclosed in noncurrent assets is related to disbursements by the IFC and the KFW, which, under the terms and conditions of the loan agreement, should only be used to acquired property and equipment.

9)   BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

     The Company's operations include only one business segment river transportation services in South America. For such reason, as of December 31, 2003, 2002 and 2001, no additional business or geographic segment information is disclosed.

10)  PURCHASE OF BARGES AND PLEDGED ASSETS

     In November 2001, ACBL del Paraguay acquired from Transamerica Leasing Inc. twenty-four dry-cargo barges under a Paraguayan flag with a gross tonnage of 1,500 tons each. The barges were built in 1998 and 1999. Together with the barges the Company also acquired a tugboat. The tugboat has a Paraguayan flag and was built in 1999.

     The transaction was closed in the total amount of 11,100 payable as follows: a down payment of 3,100 and a 8,000 Transamerica Ltd loan repayable in 60 monthly installments of 161, which include interest at a 7,94% annual rate. As of December 31, 2003 this debt totaled 4,885 (including the current portion of 1,601) and is due in the following years succeeding December 31, 2003: 1,601 in 2004, 1,733 in 2005 and 1,552 in
     2006.

     The transaction was secured with a mortgage in favor of Transamerica Leasing Inc. covering the full value of the assets acquired. As of December 31, 2003 and 2002 the net book value of these assets was 10,414 and 10,739.

     ACBL del Paraguay and UABL Limited committed, among other things, to preserve its corporate existence, to respect all the laws and applicable regulations, to maintain and preserve all its properties, not to enter into any merger transaction, consolidation or liquidation, not to change the terms and conditions of vessels management, not to dispose of a significant part of its assets or business, not to assume any debt, excluding those related with the ordinary course of business, to be responsible for the management and operation of vessels and to limit the distribution of dividends in the event of default.

     In December 2001, UABL Paraguay acquired from Citibank N.A. Paraguay seven dry-cargo barges with Paraguayan flag with a gross tonnage of 1,500 tons each. The barges were built in 1997 and 1998.

     The transaction was closed in the total amount of 2,100 payable in 17 semiannual installments. The first installment was paid in December 2002. Interest accrues at LIBOR (London interbank offered rate) plus 275 bp. As of December 31, 2003 the debt totaled 1,729 (including the current portion of 247) and the maturities for the years subsequent to December 31, 2003 are 247 in each year for the years 2004 through 2008 and 494 thereafter.

     This transaction was secured with a mortgage in favor of Citibank N.A. Paraguay on the assets acquired and on other barges owned by UABL Paraguay as a credit enhancement. As of December 31, 2003 the net book value of these assets is 2,009.

11)  MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

     a)   Major customers

          For the year ended December 31, 2003 revenues from four Company customers represented 13,442, 7,344, 6,691 and 5,640, of UABL's consolidated revenues.

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

          The financial institutions are located in Argentina, Paraguay and the United States and the Company's cash management policy is designed to limit exposure to any one institution. As of December 31, 2003 and 2002 the Company's investment in certificates of deposit was 100 and 186.

          Concentrations of credit risk with respect to accounts receivable are limited due to the large number of entities comprising the Company's customer base and their credit rating.

          As of December 31, 2003 the company's receivables from OTS SA and Puerto del Sur SA totaled 187 and 2,363 (including a current portion of 83).

          As of December 31, 2002 the Company's receivables from OTS SA and Puerto del Sur SA amounted to 2,229. The Company does not require collateral for these receivables.

12)  CLAIMS AGAINST INSURANCE COMPANIES

     As of December 31, 2003 and 2002, the "Other receivables" account includes 396 and 814 in claims against insurance companies.

     The "Other revenues" account for the year ended December 31, 2003 includes 264 in compensation received from insurers.

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

13)  IFC AND KFW LOAN AGREEMENTS

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

     As of December 31, 2003 the Company has received disbursements for 11,200. The funds must be disbursed before May 31, 2005. The Company must pay a fee of 0.50% per annum on the unused portion of the loan on a semianually basis.

     In addition, on February 27, 2003, the Company signed a loan agreement with Kreditanstalt fur Wiederaufbau (KFW) amounting to 10,000.

     This loan shall be payable in 10 semiannual installments of 1,000 each, beginning on June 15, 2005 and ending on December 15, 2009. This loan shall accrue interest at LIBOR plus 3.50% per year.

     As of December 31, 2003 the Company has received disbursements for 5,600. The funds must be disbursed before May 31, 2005. The Company must pay a fee of 0.50% per annum on the unused portion of the loan on a semiannually basis.

     These loans are guaranteed by UABL Limited and UABL S.A., Sernova S.A. and UABL International and secured by a mortgage taken on existing on to be acquired barges and tugboats belonging to UABL Limited and its subsidiaries. The Company's obligations under these loans are secured by barges and tugboats with a net book value of 24,986 at December 31, 2003.

     UABL Barges has agreed to keep a debt coverage ratio not lower than 1, and not to take other loans, change its business nature, pay dividends and sell, transfer or somehow dispose of a significant portion of its assets, among others.

     In addition, UABL Limited has agreed to keep a debt coverage ratio not lower than 1.25 until June 15, 2005, not lower than 1.50 from such date onwards and a consolidated debt ratio lower than 1. If further agreed to keep the market value of mortgaged assets at 130% of the remaining loan debt, and not to pay dividends under certain circumstances, change its business nature, take other loans and sell, transfer or somehow dispose of a significant portion of its assets, among others.

     During March 2003, UABL Paraguay S.A., a wholly-owned subsidiary of the Company, entered into a fuel supply contract with Repsol-YPF that could be considered a "take or pay" contract. The Company guaranteed the compliance with this contract and UABL S.A., a wholly-owned subsidiary of the Company, mortgaged its port tug "San Jose V" to secure such contract. These facts resulted in the noncompliance with sections 16 (g) and (h) of the Guarantee Agreement by UABL Limited in favor of IFC and KfW. On February 18, 2004, the IFC signed a waiver to sections 16 (g) and (h) of the Guarantee Agreement in order to allow UABL Paraguay S.A. to enter into the "take or pay" fuel supply contract with Repsol-YPF, allow UABL S.A. to mortgage its port tug "San Jose V" as a security for the fuel supply contract and the Company to guarantee the compliance with this contract. On February 12, 2004, the KfW signed a waiver to sections 16 (g) and (h) Guarantee Agreement.

14)  SIGNIFICANT EVENTS AT ACL

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

     The ACL Bankruptcy petition has not affected the Company's operations or its financial needs. As noted in Note 7, the Company's primary transaction with ACL and its subsidiaries include the hire of certain vessels according to the Charter Party Agreement dated as of October 24, 2000 and the management fee received by Lonehort S.A. related to the management compensation for crew, maintenance and operations of such vessels.

     ITEM 19 - EXHIBITS

     EXHIBIT INDEX

Exhibits            DESCRIPTION
--------            -----------

     Number         Description of Exhibits
     ------         -----------------------

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

     99.1           Section 302 Certification of Chief Executive Officer

     99.2           Section 302 Certification of Chief Financial Officer

     99.3           Section 906 Certification of Chief Executive Officer

     99.4           Section 906 Certification of Chief Financial Officer

     ----------
     * Incorporated by reference to Exhibits of corresponding number in the Registration Statement of Ultrapetrol (Bahamas) Limited filed May 29, 1998 (Reg. No. 333-8878).

     ** Incorporated by reference to Exhibits of corresponding number as part of the Form 20-F of Ultrapetrol (Bahamas) Limited filed May 1, 2001.

     *** Incorporated by reference to Exhibits of corresponding number as part of the Form 20-F of Ultrapetrol (Bahamas) Limited filed May 1, 2002.

SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 1, 2004.

ULTRAPETROL (BAHAMAS) LIMITED


/s/ Felipe Menendez Ross
-----------------------------
Felipe Menendez Ross
President

02351.0001 #483068v2