Form 20-F
period 2004-12-31
ULTRAPETROL BAHAMAS LTD
filed 2005-05-02
CIK 1062781

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)

[_]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2004

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 9% First Preferred Ship Mortgage Notes due 2014

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, $0.01 par value                     2,134,452  Shares Outstanding

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                   Yes  [X]         No [_]
Indicate by check mark which financial statement item the Registrant has elected to follow.
                                                   Item 17 [_]  Item 18 [X]

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

     In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Ultrapetrol (Bahamas) Limited with the Securities and Exchange Commission.

                                     PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not Applicable.


ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.


ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited (the "Company") is for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and has been derived from the Company's Financial Statements.

                                                                      Year Ended December 31,
                                                       ------------------------------------------------------------
                                                       2000          2001          2002          2003        2004(1)
                                                       ----          ----          ----          ----        ----

                                                                     (dollars in thousands)
Statement of Operations Data:
Revenues:                                            $104,391     $111,208      $ 73,124     $ 75,233       $ 95,160 (2)
Operating expenses(3).....................            (67,305)     (60,504)      (37,582)      (41,303)      (40,815)
  Depreciation and amortization...........            (21,161)     (23,443)      (24,807)      (22,567)      (18,688)
  Management fees to related parties(4)...             (3,780)      (3,250)       (3,176)       (2,863)       (1,513)
  Administrative and selling expenses.....             (4,269)      (4,520)       (3,642)       (4,955)       (7,494)
  Other operating income (expenses).......              4,483        1,534         1,741        (2,124)          784
  Loss on involuntary conversion Arg.

   Receivable(5)..........................                  --           --       (2,704)            --           --
                                                   -----------  -----------   ----------     ----------  -----------
Operating profit..........................             12,359       21,025         2,954         1,421        27,434
Financial expense.........................            (16,646)     (17,698)      (16,763)      (16,207)      (16,134)
Gain (loss) on extinguishments of debt....                                                       1,782        (5,078)
Financial income..........................                282          296           326           201           119
Investment in affiliates..................             (1,646)        (692)          (45)        3,140           406
Other income (expenses)...................               (132)        (126)          (43)         (337)          174
Income (loss) before income tax and minority
  interest................................             (5,783)       2,805       (13,571)      (10,000)        6,921
Minority interest.........................                                          (132)       (1,333)       (1,140)
Income tax expense........................               (284)        (390)         (150)         (185)         (642)
                                                   ----------   ----------    ----------    ----------    ----------
Net income (loss).........................         $   (6,067)  $    2,415    $  (13,853)   $  (11,518)   $    5,139
                                                   ==========   ==========    ==========    ==========    ==========
Balance Sheet Data (end of period):
Cash and cash equivalents.................         $    4,225   $    5,872    $    4,724    $    8,248    $   11,602
 Non-current  restricted cash.............                                                      16,461        30,010
Working capital...........................              9,702       18,920        21,013        15,416        13,441
Fixed assets..............................            148,946      135,289       134,797       120,803       160,535
Total assets..............................            232,894      225,576       213,546       208,161       273,648
Total debt................................            177,769      165,445       168,994       155,814       220,413
Shareholders' equity......................             42,235       47,838        35,089        23,793        28,910

EBITDA(6).................................         $   32,024   $   43,946    $   27,867    $   25,659    $   45,681
Ratio of earnings to fixed charges (7)....               - (8)         1.2          - (8)         - (8)          1.4
Dollar amount of the coverage deficiency           $    4,137   $      --     $   13,526     $  13,140    $      --


     (1) In a series of related transactions, on April 23, 2004, through two wholly owned subsidiaries, we acquired from ACBL the remaining 50% equity interest in UABL Limited that we did not previously own, along with a fleet of 50 river barges and seven river push boats. The results of UABL Limited's operations have been included in our condensed consolidated financial statements since that date.

     (2) Includes total revenues from our Ocean Business of $54,049 and from our River Business of $41,111.

     (3) Operating expenses include voyage expenses and running costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Running costs, or vessel operating expenses, include the cost of all ship management, crewing, repairs and maintenance, spares and stores, insurance premiums and lubricants and certain drydocking costs.

     (4) Management fees to related parties include payments to our affiliates Ravenscroft and Oceanmarine.

     (5) This relates to a loss resulting from the involuntary conversion of certain receivables from U.S. dollars to Argentine pesos. This conversion resulted pursuant to an emergency law passed by the Argentine government in January 2002. Under this law U.S. dollar obligations between private parties due after January 6, 2002 were to be liquidated in Argentine pesos at a negotiated rate of exchange which reflects a sharing of the impact of the devaluation. Our settlement in Argentine pesos of the U.S. dollar denominated agreements was completed in 2002 and resulted in a loss of $2,704.

     (6) EBITDA consists of income prior to deductions for interest expense, income taxes, depreciation and amortization of drydock expense and financial gain (loss) on extinguishment of debt. EBITDA is not intended to represent cash flows from operations, as defined by GAAP ("GAAP" means generally accepted accounting principles in the United States of America in effect as of the date hereof) and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management's discretionary use.

                                                                          For the year ended December 31,
Reconciliation between EBITDA and Net income (loss) for
the years                                                          2000          2001        2002      2003       2004
                                                                   ----          ----        ----      ----       ----
                                                                               (dollars in thousands)
EBITDA
Net Income (loss) for the year.                                 (6,067)         2,415    (13,853)    (11,518)       5,139
   Plus
   Financial expense                                             16,646        17,698      16,763      16,207      16,134
   Financial gain on extinguishments of debts                                                         (1,782)     (1,344)
   Financial losses on extinguishments of debts                                                                     6,422
   Income taxes                                                     284           390         150         185         642
   Depreciation of property and equipment                        15,572        16,197      15,968      15,335      13,493
   Amortization of dry-dock expense                               5,589         7,246       8,839       7,232       5,195
                                                           ------------- ------------- ----------- ----------- -----------
   EBITDA                                                       $32,024       $43,946     $27,867     $25,659     $45,681
                                                           ============= ============= =========== =========== ===========

     (7) The ratio of earnings to fixed charges is computed by aggregating income (loss) before income taxes, minority interest and fixed charges and dividing the total by fixed charges. Fixed charges comprise interest on all indebtedness including capital leases and amortization of debt expense.

     (8) In these fiscal years the earnings are inadequate to cover fixed charges.

B.   CAPITALIZATION AND INDEBTEDNESS

     Not Applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not Applicable.

D.   RISK FACTORS

     Please note: In this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

     Risks relating to our Company

We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could adversely affect our revenues.

     We derive a significant part of our revenues from a small number of customers. In 2004, Cargill and its subsidiaries accounted for 32% of our total revenues, Pan Ocean Shipping accounted for 18% of our total revenues and our five largest customers in terms of revenues, in aggregate, accounted for 65% of our total revenues. The loss of any one or a number of these customers, whether to our competitors or otherwise, could adversely affect our revenues.

Our earnings may be reduced and volatile if we do not efficiently deploy our vessels between longer term and shorter term charters.

     We seek to deploy our vessels on spot voyages, which are typically single voyages for a period of less than 60 days, or on time charters and contracts of affreightment, which are longer term contracts for periods of typically three months to three years. As of December 31, 2004, six of our seven oceangoing vessels were employed under time charters expiring on dates ranging between three and 15 months, and the vast majority of our fleet of push boats and barges in our River Business were employed under contracts of affreightment, which typically run for one year.

     Although time charters and contracts of affreightment provide steady streams of revenue, vessels committed to such contracts are unavailable for spot voyages or for entry into new longer term time charters or contracts of affreightment. If such periods of unavailability coincide with a time when market prices have risen, such vessels will be unable to capitalize on that increase in market prices. For example, while at the end of 2003 and the beginning of 2004 we fixed our Suezmax/OBOs and Capesize vessels at progressively increased charter rates for periods of up to one year, this did not permit us to take full advantage of the rise in market prices experienced over the entire year in 2004. Conversely, if our vessels are available for spot charter or entry into new time charters or contracts of affreightment, they are subject to market prices, which may vary greatly. If such periods of availability coincide with a time when market prices have fallen, we may have to deploy our vessels on spot voyages or under long term time charters or contracts of affreightment at depressed market prices, which would lead to reduced or volatile earnings.

Our success depends upon our management team and other employees, and if we are unable to attract and retain key management personnel and other employees, our results of operations may be negatively impacted.

     Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. Although we intend to negotiate employment agreements, we do not currently have employment contracts with any of our senior executives, including Felipe Menendez R., Ricardo Menendez R. and Leonard J. Hoskinson. The loss of any of these individuals could adversely affect our business prospects and results of operations. We do not maintain "key man" life insurance on any of our officers. Further, the efficient and safe operation of our vessels requires skilled and experienced crew members. Difficulty in hiring and retaining such crew could adversely affect the operation of our vessels, and in turn adversely affect our results of operations.

     As of December 31, 2004, we employed 88 land-based employees and approximately 381 seafarers as crew on our vessels. These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

We operate in an inherently dangerous and risk-prone industry, and we may suffer substantial losses and reputation harm as a result of our operations.

     Through their normal operation, our vessels are inherently subject to risks of accidents, damage and total loss. These risks include, but are not limited to:

     o    oil spills and other environmental damage and pollution;

     o    collisions with other vessels and property of third parties;

     o    grounding as a result of shifting navigational channels or otherwise;

     o    unexpected part or vessel breakage;

     o    death or injury to crew and third parties;

     o    adverse weather conditions;

     o    cargo damage or other loss;

     o    cargo or vessel theft;

     o    fire;

     o    mechanical and/or electronic failure;

     o political instability in the various countries in which our vessels operate;

     o    acts of piracy, war, vandalism or terrorism; and

     o    other marine related disasters.

     While we take measures that we consider standard in the shipping industry to minimize the possibility of the occurrence of the above risks, and to minimize the damage that any of the above risks may have on our business if they were to occur, most such risks are beyond our control, and any losses that we suffer as a result of any of the foregoing, particularly losses involving oil spills or other damage to the environment, could be substantial.

     Further, if our vessels suffer damage, they may need to be repaired at a drydocking or other type of ship repair facility. The costs of drydock and repairs and the length of time needed to complete such drydock and repairs are unpredictable and can be substantial. While a vessel is in drydock, it cannot be used to generate revenue. We may have to pay drydocking and repair costs that our insurance does not cover. This would decrease earnings and may impact our financial condition.

     The occurrence of any of the above risks, such as an oil spill where we are deemed to be at fault, could also adversely impact our reputation as a safe and reliable vessel owner and operator. Any damage to our reputation could make it more difficult for us to retain our existing customers or to attract new customers in the future, which could, in turn, have an adverse effect on our results of operations.

The shipping industry is cyclical and volatile, and this may lead to reductions and volatility in our charter rates and results of operations.

     The shipping industry is both cyclical and volatile. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. The factors affecting the supply and demand for vessels and supply and demand for commodities are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

     The factors that influence demand for oceangoing vessel capacity include:

     o    the volume of world oil and dry bulk commodity production and demand;

     o    the volume of oil production and demand in the Western Hemisphere;

     o    freight rates;

     o    global and regional economic conditions;

     o    the distance that oil and dry bulk commodities must be transported;
          and

     o    changes in seaborne and other transportation patterns.

     The factors that influence the supply of oceangoing vessel capacity include:

     o    the number of newbuilding deliveries;

     o    the scrapping rate of older vessels;

     o    the number of vessels that are out of service; and

     o national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of vessels.

     Further, tanker markets are typically stronger in the winter months in the northern hemisphere due to increased oil consumption. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling, leading to increased oil trading activities.

     Our ability to recharter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the current state of the vessel market. If the vessel market is in a period of depression when our vessels' charters expire, we may be forced to re-charter our vessels at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile.

Because the fair market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels.

     The fair market value of vessels may increase and decrease depending on the following factors, all of which are beyond our control:

     o general economic and market conditions affecting the shipping industry;

     o    competition from other shipping companies;

     o    types and sizes of vessels currently on the market for sale;

     o the viability of other modes of transportation that compete with our vessels;

     o    cost of new buildings;

     o    governmental or other regulations;

     o    prevailing level of charter rates; and

     o    technological advances.

     Vessel values have historically been very volatile. The market value of our vessels may fluctuate significantly in the future and we may incur losses when we sell vessels which may adversely affect our earnings.

Any drought or significant decline in production of soybeans or other agricultural products in the Hidrovia region, or any significant change affecting the navigability of certain rivers in the region, would have an adverse effect on our River Business.

     A significant portion of our revenues in our River Business is derived from transportation of soybeans and other agricultural products produced in the Hidrovia region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products which would likely result in a reduction in demand for our services. This would, in turn, negatively impact our results of operations and financial condition. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short term, reduce or limit our ability to effectively transport cargo on the rivers.

     A prolonged drought or other turn of events that is perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or our River Business in general may, in the short term, result in a reduction in the market value of the barges and push boats that we operate in the region. These barges and push boats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably our barges and push boats in the Hidrovia region and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss.

We may not have adequate insurance to compensate us if our vessels are damaged or lost or if we harm third parties or their property or the environment.

    We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance (which includes environmental damage and pollution insurance coverage) and war risk insurance. We do not procure loss of hire insurance in most instances. All insurance policies that we carry include deductibles (and some include limitations on partial loss) and each of them may not be sufficient to fully compensate us against losses that we incur, either from damage or loss of our vessels, or through liability to a third party or for harm to the environment. For example, our protection and indemnity insurance has a coverage limit of $1 billion regarding oil spills and related harm to the environment. Although this is a significant sum, it may be insufficient to fully compensate us, and any uninsured losses that we incur may be substantial and may have a very significant effect on our financial condition.

     We cannot assure you that we will be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. Further, we cannot assure you that our insurance policies will cover all types of losses that we incur. Each of our policies is subject to limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless not cover all types of losses we incur.

Certain conflicts of interest may adversely affect us.

     Certain of our directors and officers hold similar positions with our affiliates. Felipe Menendez R., who is our President, Chief Executive Officer and a director, is a director of Oceanmarine and Ravenscroft, two related parties that provide services to us. See "Certain Related Transactions." Ricardo Menendez R., who is one of our directors, is the President of Oceanmarine and Chairman of the Board of Directors of Ravenscroft, and is also the president of The Standard Steamship Owners' Protection and Indemnity Association (Bermuda) Limited (the "Standard"), a P&I club with which certain of our ships are entered. Leonard J. Hoskinson, who is one of our directors, is General Manager and a director of Ravenscroft. Although these directors and officers attempt to perform their duties within each company independently, in light of their positions with such entities, these directors and officers may face conflicts of interest in selecting between our interests and those of Ravenscroft, Oceanmarine and the Standard. In addition, Ravenscroft, and Oceanmarine are indirectly controlled by the Menendez family, including Felipe Menendez R. and Ricardo Menendez R. These conflicts may limit our fleet's earnings and adversely affect our operations.

Secondhand vessels are more expensive to operate and repair than newbuildings and may have a higher likelihood of accidents.

     All of our oceangoing vessels and substantially all of our other vessels were purchased secondhand from other owners, and our current business strategy includes growth through the acquisition of additional secondhand vessels. While we inspect secondhand vessels prior to purchase, we may not discover defects or other problems with such vessels prior to purchase. If this were to occur, such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we are liable to third parties.

As our fleet ages, the risks and costs associated with older vessels increases.

     The costs to operate and maintain a vessel in operation increases with the age of the vessel. The average age of vessels in our oceangoing fleet is 18 years, and most oceangoing vessels have an expected life of approximately 25 years. The average age of vessels in our River Business fleet is approximately 18 years for barges and 24 years for push boats, and most of these vessels have an expected life of approximately 35 years. In some instances charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter our vessels due to their age, it could adversely affect our earnings.

We are an international company and are exposed to the risks of doing business in many different, and often underdeveloped and emerging market countries.

     We are an international company and conduct almost all of our operations outside of the United States, and we expect to continue doing so for the foreseeable future. Some of these operations occur in countries that are less developed and stable than the United States, such as Argentina, Bolivia, Brazil, Chile, Paraguay and Uruguay. Accordingly, our business operations and our revenues are subject to the following potential risks, among others:

     o political and economic instability, changing economic policies and conditions, and war and civil disturbances;

     o recessions in economies of countries in which we have business operations;

     o foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;

     o imposition of or unexpected adverse changes in foreign laws or regulatory requirements;

     o longer payment cycles in foreign countries and difficulties in collecting accounts receivable;

     o difficulties and costs of staffing and managing our foreign operations; and

     o    acts of piracy or terrorism.

     These risks may result in unforeseen harm to our business or financial condition. For example, in 2002, one of the banks used by our River Business in Paraguay declared bankruptcy. Although we recovered all of the funds that were held in this bank, our River Business was exposed to a maximum loss of approximately $400,000.

     Also, some of our customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain South American countries and economies, could adversely affect that part of our business.

     Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success in international markets depends, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies which will be effective in each location where we do business. Furthermore, the occurrence of any of the foregoing factors may have a material adverse effect on our business and results of operations.

We are exposed to domestic and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

     We are an international company and, while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. Approximately 10% of our revenues in 2004 were denominated in non-U.S. currencies. These revenues could be materially affected by currency fluctuations or devaluations. Changes in currency exchange rates could adversely affect our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. We have not historically hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated losses.

     During 2002, the Argentine peso declined in value against the U.S. dollar following the Argentine government's decisions to abandon the country's fixed dollar-to-peso exchange rate, to require private sector, dollar-denominated loans and contracts to be paid in pesos and to place restrictions on the convertibility of the Argentine peso. The devaluation, coupled with the government's mandated conversion of all dollar-based contracts to pesos, required us to take a one time charge of $2.7 million. In addition, the devaluation had an adverse effect on the attractiveness of our River Business to our customers. When the currency devalued, trucking rates became relatively less expensive than they previously had been and in turn became temporarily more competitive with the rates that we charge for our barge transport for short distances. Further devaluations may cause our results to materially suffer or may cause the loss of customers.

Accidents or operational disruptions in connection with loading, discharging or transiting the rivers in our River Business could adversely affect our operations and revenues.

     Our River Business is dependent, in part, upon being able to timely and effectively transit the rivers and load and discharge cargoes. Any accidents or operational disruptions to ports, terminals, bridges or the lock on the high Parana River could adversely affect our operations and our revenues in our River Business.

We may not be able to grow or to effectively manage our growth.

     A principal focus of our strategy is to continue to grow by taking advantage of changing market conditions, which may include expanding our businesses, the primary geographic area and market where we operate or expanding into other regions, or by increasing the number of vessels in our fleet. Our future growth will depend upon a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

     o identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

     o    identify vessels for acquisitions;

     o integrate any acquired businesses or vessels successfully with our existing operations;

     o hire, train and retain qualified personnel to manage and operate our growing business and fleet;

     o    identify new markets;

     o    improve our operating and financial systems and controls; and

     o    obtain required financing for our existing and new operations.

The failure to effectively identify, purchase, develop and integrate any vessels or businesses could harm our business, financial condition and results of operations.

Maritime claimants could arrest our vessels, which could interrupt our operations.

     Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our operations and cash flow and may require us to pay very large sums of money to have the arrest lifted.

     In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Thus, claimants could assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

We may have to pay tax on United States source income, which would reduce our earnings and cash flows.

     Under the United States Internal Revenue Code of 1986, as amended (the "Code"), 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. will be characterized as U.S. source shipping income and such income will be subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by certain non-U.S. corporations. We intend to take the position for U.S. Federal income tax return reporting purposes that we and each of our subsidiaries qualify for this statutory tax exemption for the year ended December 31, 2004. However, due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries. If we or our subsidiaries are not entitled to this statutory tax exemption for any taxable year, we or our subsidiaries would be subject for such years to a 4% U.S. Federal income tax on our U.S. source shipping income. The imposition of this taxation would have an adverse effect on our earnings and cash flows.

Compliance with safety, environmental and other governmental and other requirements may be very costly and may adversely affect our business.

     The shipping industry is subject to numerous regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such vessels operate, as well as in the country or countries in which such vessels are registered. These regulations include the U.S. Oil Pollution Act of 1990, as amended ("OPA"), the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974 ("SOLAS"), the International Convention on Load Lines of 1966, the U.S. Maritime Transportation Security Act of 2002 and the International Ship and Port Facility Security Code, among others. In addition, vessel classification societies also impose significant safety and other requirements on our vessels.

     These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity or other operational or structural changes, lead to decreased availability of insurance coverage for environmental matters, or result in the denial of access to, or detention in, certain ports. We believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. More stringent maritime safety rules are also more likely to be imposed worldwide as a result of the oil spill in November 2002 relating to the loss of the M.T. Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that there is a release of petroleum or other hazardous substances from our vessels. We could also become subject to personal injury or property damage claims relating to exposure to hazardous materials associated with our current or historic operations. In addition, environmental laws require us to satisfy insurance and financial responsibility requirements to address oil spills and other pollution incidents, and subject us to rigorous inspections by governmental authorities. Violations of such requirements can result in substantial penalties, and in certain instances, seizure or detention of our vessels. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. Government regulation of vessels, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or to even scrap or sell certain vessels altogether. For example, we recently sold all of our single hull oceangoing tanker vessels in response to regulatory requirements in Europe and the United States. Future changes in laws and regulations may require us to undertake similar measures, and any such actions may be costly.

     OPA provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters. The IMO has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct.

     Under OPA, with certain limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double hulls conforming to particular specifications. Tankers that do not have double hulls are subject to structural and operational measures to reduce oil spills and will be precluded from operating in U.S. waters through 2015 according to size, age, hull configuration and place of discharge unless retrofitted with double hulls. In addition, OPA specifies annual inspections, vessel manning, equipment and other construction requirements that are in various stages of development by the U.S. Coast Guard ("USCG"), applicable to new and to existing vessels.

     Under OPA and per USCG interpretations, our tanker and OBOs will be precluded from operation in US waters as follows:

Name                   OPA phase-out date*     Current TVEL/COC issuance date**
                      --------------------    ---------------------------------
Princess Katherine....N/A                     March.26,.2003.
Princess Nadia........January.2014.           August.26,.2001
Princess Susana.......November.2014           February.18,.2003
Princess Marina.......March.2014              August.29,.2002
----------

* As per the applicable Tank Vessel Examination Letter ("TVEL")/Certificate of Compliance ("COC")

** The USCG inspects vessels annually and determines when such vessels will be phased out under OPA, the dates of which are recorded in the TVEL or the COC. On April 30, 2001, the USCG replaced the TVEL with a newly generated document, the COC. The COC is issued for each tanker by the USCG, if/when the vessel calls at a U.S. port and is valid for a period of two years, with mid period examination.

     There is no phase out date for Princess Katherine since its configuration meets the U.S. double hull standards. Although Princess Nadia, Princess Marina and Princess Susana are double hull vessels, due to configuration requirements under the U.S. double hull standards, the phase out dates indicated above are applicable.

We obtain insurance through P&I Clubs and, as a result, we may be subject to increased insurance costs and capital calls for losses suffered by other members.

     Our protection and indemnity insurance, referred to as P&I, is provided by the Standard and the UK Club, each a mutual P&I club which is a member of the International Group Association of P&I Clubs. As a mutual club, each relies on member premiums, investment reserves and income, and reinsurance to manage liability risks on behalf of its members. Increased investment losses, underwriting losses, or reinsurance costs could cause international marine insurance clubs to substantially raise the cost of premiums, resulting not only in higher premium cost but also higher levels of deductibles and self-insurance retentions. In addition, we may be, and have been, subject to capital calls for losses suffered by other members, including losses suffered in prior years. Any such capital calls could have a negative impact on our results of operations or financial condition.

We operate in a highly competitive industry, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

     We employ our vessels in highly competitive markets. In particular, the oceangoing market is international in scope and we compete with many different companies, including other ship owners and major oil companies, such as Transpetro, a subsidiary of Petrobras. Some of these competitors are significantly larger and have significantly greater resources than us. This may enable these competitors to offer their customers lower prices, higher quality service and greater name recognition than we do, and accordingly we may be unable to retain our current customers or to attract new customers. Further, some of these competitors, such as Transpetro, are affiliated with or owned by the governments of certain countries, and accordingly may receive government aid or other assistance, or legally imposed preferences, that are unavailable to us.

Many of our customers are also our competitors and if they decide to cease using our services, it could adversely affect our business.

     Many of our customers, including many of our most significant customers such as Petrobras and ADM, are also our competitors who operate vessels of their own. These customers may decide to cease using our services for any number of reasons, including in order to utilize their own vessels. If we lose any of these customers, it could adversely affect our business.

Our OBOs, while versatile, are less desired by certain charterers in the tanker market.

     OBOs are versatile because they can transport both petroleum products and dry bulk cargoes. Unlike the more traditional type of tanker, an OBO has fewer tanks, but each tank is generally larger. Prior to the advent of computerized loading systems, extra caution had to be used when loading an OBO due to the amount of available free space and the possibility of cargo shifting and causing the vessel to become unstable. While this problem, like other problems originally linked to OBOs, have been solved with new technology, OBOs are still less desired by certain charterers who prefer to use the more traditional form of tanker to transport oil and other petroleum products. To the extent any charterers elect not to use our OBOs and instead use standard tankers, this could have a negative impact on our business and financial results.

Rising fuel prices may adversely affect our profits from our River Business.

     Fuel is a significant, if not the largest, operating expense for many of our shipping operations, particularly in our River Business where most of our contracts are contracts of affreightment. Under a contract of affreightment, we are paid per ton of cargo shipped, and the cost of fuel is an expense that we incur that is not generally passed on to the customer. We try to predict future fuel costs, and when we think appropriate, hedge against future fuel costs, but we are not always successful.

     The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. As a result, an increase in the price of fuel, such as has been experienced recently, may adversely affect our profitability.

We currently participate in several joint ventures and may participate in additional joint ventures in the future.

     We currently participate in five different joint ventures, including the entity that engages in the Offshore Business, UP Offshore. In two of these joint ventures, we do not exercise voting control over the joint venture entity, and accordingly, we do not, in all cases, exercise control over operating and financial decisions of these joint ventures. We may have disagreements with our joint venture partners and these joint ventures may fail. Further, we may undertake additional business operations through joint ventures in the future.

Governments could requisition our vessels during a period of war or emergency.

     A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may halt our operations and negatively impact our revenues.

Some of our customers pay our bills late and, to the extent these bills are not paid, we may have difficulty enforcing payments.

     Some of our customers, particularly those in our River Business, do not promptly or, in some cases, at all pay their accounts. If they do not pay at all, we may have problems enforcing judgments against them because of the many different legal systems in which we operate. In addition, there is a risk that certain charterers with poor credit may purposely default under our charters with them when market prices decline in an effort to re-negotiate their charters. If we are not able to receive payment or enforce judgments we seek against past due accounts, or if charterers intentionally default under their charters with us, it would have a negative impact on our results of operations and financial condition.

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

B.   BUSINESS OVERVIEW

     We are a diversified ocean and river transportation company involved in the carriage of dry and liquid bulk cargoes. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo around the world. Our Ocean Business fleet has a capacity of approximately 785,000 dwt., and our three versatile Suezmax/OBO vessels are capable of carrying either dry bulk or liquid cargoes. Our River Business is the largest owner and operator of river barges and push boats in the Hidrovia region of South America, a fertile agricultural region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The "dwt" capacity of a cargo vessel is roughly the maximum weight of cargo it can carry, in metric tons.

     In addition, we entered into a joint venture to form UP Offshore, a company which will provide transportation services to offshore petroleum exploration and production companies, with particular emphasis in the Brazilian market. UP Offshore has contracted for the construction of six modern, large, technologically advanced PSVs, whose deliveries are expected to commence in the second quarter of 2005.

     We are focused on growing with an efficient and flexible fleet, which allows us to provide an array of transportation services to customers in several different industries. We believe that the flexibility of our fleet and the diversity of industries that we service reduce our dependency on any particular sector of the transportation industry.

     Some of our significant customers in the last three years include Petrobras, Cargill, ENAP, ADM-SAO, Continental Grain, Glencore, ExxonMobil, Repsol-YPF, Petropar, I.O.L., Multigranos, Panocean, RTZ, Swissmarine, Pan Ocean, Kleimar, PDVSA and Siderar.

Our Lines of Business

     Ocean Business: In our Ocean Business, we own and operate five oceangoing vessels and two semi-integrated oceangoing tug barge units (one of which is currently used as a transfer station in our River Business) under the trade name Ultrapetrol. Our oceangoing ships transport dry and liquid bulk goods on major trade routes around the globe. Major products carried include liquid cargo such as petroleum and petroleum derivatives and dry cargo, iron ore, coal and other bulk cargoes. Our ocean fleet currently has an aggregate cargo carrying capacity of approximately 785,000 dwt. and an average age of approximately 18 years.

     Our Aframax and Suezmax vessels are versatile due to their ability to service virtually all major routes used for crude oil transportation. In addition, our Suezmax tankers, which are Oil/Bulk/Ore carriers, or OBOs, have the added versatility of being able to carry either oil products or dry bulk cargoes to take advantage of changing market conditions. Those vessels together with our Cape Pampas are currently employed in the carriage of bulk dry cargoes trading on a worldwide basis mostly loading coal and iron ore from South America, Australia and South Africa to Europe, China and other Far East countries.

     Our largest ocean customers include Cargill, Petrobras, Pan Ocean, Swissmarine and Kleimar.

     Vessels operating on longer term time charters or COAs may be chartered for several months or years, whereas vessels operating on shorter term charters typically are chartered for a single voyage, which may last up to several weeks. Vessels operating on shorter term charters may generate increased profit margins during periods of improved freight rates, while vessels operating on longer term time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect vessel rates in an attempt to optimize the deployment of our fleet.

     River Business: We operate our River Business through our trade name UABL. We own and operate 455 barges with approximately 750,000 dwt capacity and 21 push boats. In addition, we use one ocean barge from our ocean fleet, the Alianza G2, as a transfer station. Of the barges, 411 are dry barges and 44 are tanker barges. The dry barges transport agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

     We operate our push boats and barges on the navigable waters of the Parana, Paraguay, Uruguay and Plate Rivers (the greater Hidrovia region).

     We have our own drydock and repair facility to carry out maintenance to the fleet and operate a floating transshipment facility to discharge the cargoes from barges onto oceangoing vessels in the lower section of the Parana River.

     Prior to April 23, 2004, our subsidiary, UP River, owned a 50% interest in UABL with our joint venture partner, ACBL. On April 23, 2004, we purchased ACBL's 50% equity interest in UABL, together with its assets in the Hidrovia region, including 50 barges and seven push boats and its share of the related receivables and liabilities of UABL, for a total of $26.1 million. As a result of this transaction, together with our prior financing arrangements, we currently own 96.4% of UABL while IFC owns the remaining 3.6%.

     Our customers in our River Business include Cargill, Bunge, Dreyfus, Petropar and ADM.

     Offshore Business--Future Opportunity: We own a 27.78% interest in UP Offshore, and we have warrants to increase our ownership up to approximately 47.78%. The remaining ownership interests in UP Offshore are owned by LAIF, and Comintra Enterprises, Ltd., which own 66.67% and 5.55%, respectively. UP Offshore expects to take delivery of six PSVs, commencing in the second quarter of 2005.

     On June 25, 2003, we signed an administration agreement with UP Offshore, under which we provide management services required by UP Offshore in its start-up phase, including providing the services of the Chief Executive Officer and providing ongoing management and commercial advisory services thereafter. Our professional fees under this agreement are 2% of UP Offshore's annual EBITDA. Our services in connection with the administration agreement end on December 31, 2013, unless earlier terminated.

Our Existing Fleet

Ocean Business

     The following table summarizes certain information with respect to our existing vessels in our Ocean Business as of December 31, 2004:

                                       Year
Vessel                                 Built        Vessel Type        DWT              Current Employment
                                     --------   ----------------  ------------      ----------------------
Princess Katherine.....................1986     Suezmax/OBO         164,100         Brazil, Far East, Europe
Princesa Nadia.........................1987     Suezmax/OBO         152,328         Brazil, Far East, Europe
Princess Susana........................1986     Suezmax/OBO         152,295         Brazil, Far East, Europe
Cape Pampas(1).........................1990     Capesize            151,380         Brazil, Far East, Europe
Princesa Marina........................1986     Aframax              83,930         Chile, Argentina, Peru
Alianza G2(2)/Alianza Rosario..........1994(3)  Semi-integrated      37,532(5)      River Plate/Parana River
                                                tug/barge unit
Alianza G3/Alianza Campana.............1993(4)  Semi-integrated      43,164(5)      Brazil
                                                tug/barge unit

(1)  Owned by Ultracape (Holdings) Ltd., of which we own 60%.

(2) Although the Alianza G2 is considered part of our ocean fleet, it is currently engaged as a transfer station in the lower Parana River as part of our River Business.

(3) The keel of the barge, Alianza G2, was laid in 1980. The barge was delivered in 1982. It was refurbished and converted to its current use in 1994. The separate but integrated tug, Alianza Rosario, was built in 1976.

(4) The barge, Alianza G3, was built in 1982 and was refurbished and converted to its current use in 1993. The separate but integrated tug, Alianza Campana, was built in 1976.

(5) As the tug carries no cargo, it is not considered in the calculations of aggregate dwt or age.


River Business

     The following table summarizes certain information with respect to our existing vessels in our River Business:


               Vessel                 Units        Certain Pertinent Information
           --------------            ------        -----------------------------
           Push boats                   21                54,346 total bhp
           Tank barges...               44            94,378 total cubic meters
           Dry barges                  411                642,800 total dwt


Outsourced Vessel Technical Management and Crewing

     For the day-to-day management and administration of our operations, we and our subsidiaries have entered into agreements whereby certain of our subsidiaries and affiliates provide specific services for our operations.

     For administrative services, each of our ocean vessel owning/operating subsidiaries pays Oceanmarine, an affiliate of ours, a monthly fee of $10,000 per vessel. Oceanmarine provides all general administration and accounting services, including financial reporting, preparation of tax returns, invoicing and accounts payable, office premises, a computer network, secretarial assistance, payroll and other general duties.

     Through our respective owning/operating subsidiaries, we have contracted with Ravenscroft, an affiliate of ours, to provide the operational management of our vessels used in the Ocean Business and pay most of our vessel operating expenses. We pay Ravenscroft a monthly ship management fee of $12,500 per oceangoing vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. Ravenscroft also provides communication services for our vessels and serves as a contact with clients and shipping agencies.

Customers

     For 2004 service for Cargill and its subsidiaries accounted for 32 % of our total revenues and service for Pan Ocean Shipping accounted for 18% of total revenues.

Competition

Ocean Business

     We face competition in the transportation of crude oil and petroleum products as well as other bulk commodities from other independent ship owners and from vessel operators who primarily charter-in vessels to meet their cargo carrying needs. The charter markets in which our vessels compete are highly competitive. Competition is primarily based on prevailing market charter rates, vessel location and vessel manager reputation. Our primary competitor in crude oil and petroleum products transportation within Argentina, and between Argentina and other South American countries, as well as in Chile, is Antares Naviera S.A. and its affiliated companies, including Ultragas, Lauderdale Tankers Corp., and Sonap S.A., an independent tanker owner and operator. The other major participant in the Argentina/Brazil trade is Transpetro. Transpetro is a subsidiary of Petrobras, our primary customer in Brazil. In other South American trades our main competitors are Heidmar Inc., Naviera Sur Petrolera S.A., Naviera El Cano (through their various subsidiaries) and Sonacol S.A. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas. In our dry bulk trades, we operate our vessels internationally where we compete against the main fleets of Capesize ships, with companies such as The Offer Group, Frontline, Bocimar and others.

River Business

     We maintain a leading market share in our River Business. We own the largest independent fleet of pushboats and barges in the Hidrovia region. We believe our largest competitor has less than one-fourth of the number of barges and less than one-fifth of our fleet's total dwt capacity. We compete based on reliability, efficiency and price. Key competitors include Horamar, Cinco Bacia and Fluviomar. In addition, some of our customers, including ADM and RTZ, have some of their own dedicated barge capacity, which they can use to transport cargoes in lieu of hiring a third party. Our River Business also indirectly competes with other forms of land-based transportation such as truck and rail.

Offshore Business

     In our Offshore Business, our main competitors will be the Brazilian offshore companies that own and operate modern PSVs. The largest of these companies is CBO, which currently owns three UT-755 type vessels and is building additional PSVs in Brazil. Also, some of the international offshore owners, such as Tidewater, Inc. and Maersk, are presently building Brazilian-flagged PSVs.

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

World Oil Overview

     World oil demand increased from about 79.8 million barrels per day, or MBD, in 2003 to 82.5 MBD in 2004, an increase of approximately 3.4%. Oil demand decreased in OECD Pacific countries; increased in North America, China and other non-OECD Asian countries, Europe, the Middle East, Former Soviet Union; and Africa. Specifically, Japanese demand decreased from about 5.6 MBD to about 5.4 MBD.

     World oil supply increased from about 79.7 MBD in 2003 to 83.0 MBD in 2004. OPEC crude oil production increased by about 1.9 MBD in 2004 to 28.7 MBD (including Iraqi production, which increased by about 0.7 MBD to approximately
2.0 MBD.) Non-OPEC production increased by 1.1 MBD to about 50.1 MBD. Oil prices were on average higher at historically high levels in 2004, with benchmark West Texas Intermediate, or WTI, crude averaging $41.50 per barrel in 2004 compared with $31.08 per barrel in 2003. WTI prices increased in early 2005, reaching an average of about $54.19 per barrel in March 2005 due to high demand and market reaction to actual or potential oil supply reductions.

Western Hemisphere crude oil trades

     U.S. oil demand increased from about 20.0 MBD in 2003 to about 20.5 MBD in 2004, while U.S. crude oil production decreased from approximately 7.8 MBD to
7.7 MBD over the same period.

     Arabian Gulf OPEC producers exported about 2.4 MBD of crude oil to the United States during 2004, about the same as in 2003. Exports from Saudi Arabia decreased by about 0.2 MBD while exports from Iraq increased by about 0.2 mbd. Short haul Mexican and Latin American crude oil exports to the United States increased to about 3.4 MBD during 2004, an increase of about 0.1 MBD. Venezuelan exports were up by 0.1 MBD to 1.3 MBD. Mexican exports were stable at about 1.6 MBD during 2004. U.S. imports from Colombia decreased by less than 0.1 MBD to about 0.1 MBD.

     Latin American oil demand increased from about 4.7 MBD in 2003 to about 4.9 MBD in 2004. Brazilian oil demand increased by nearly 0.1 MBD in 2004 to about
2.1 MBD. Latin American oil production (excluding Venezuela) was stable at approximately 4.1 MBD. Venezuelan conventional crude oil production was about
2.2 MBD in 2003, an increase of about 0.2 MBD from 2003, which followed a 0.3 MBD decrease from 2002. Brazilian oil production was unchanged at 1.8 MBD, while Colombian and Argentine oil production were stable unchanged at about 0.5 and
0.8 MBD, respectively.

     2004 crude oil production increased to keep world markets supplied at high levels of demand. Iraqi production increased from about 1.3 MBD in 2003 to 2.0 MBD in 2004. Other OPEC producers increase production by 0.1MMD to 0.3MBD as production capacity permitted.

     However, crude oil production in 2004 was affected by continuing production losses in Venezuela. Venezuelan conventional crude production averaged about 2.2 MBD in 2004. Although an increase of 0.2 MBD versus 2003, production remains below 2001 conventional crude production of 2.7 MBD. 2004 Venezuelan non conventional oil production averaged about 0.4 mbd, about the same as 2003, and has increased to nearly 0.6 mbd as of January 2005.

     2004 non-OPEC crude oil production increases were 1.1 mbd, led by a 0.9 mbd increase in Former Soviet Union production. For non-OPEC producers in 2005, production increases of an additional 0.9 MBD are projected by the International Energy Agency, or IEA, including increases about 0.5 MBD from the Former Soviet Union, 0.3 MBD from West Africa, 0.2 MBD from Brazil, and 0.1 MBD from the United States; and a decrease of about 0.2 MBD from Europe.

     During early 2004, OPEC countries excluding Iraq (OPEC-10) had a crude oil production target of 24.5 MBD (in effect since November 1, 2003) with actual production about 1.3 MBD over target. Although WTI prices averaged $34.31 per barrel during January, high by historical standards, OPEC decided in February to further reduce OPEC 10 crude oil production to 23.5 MBD effective April 1, 2004. As oil prices increased during 2004, OPEC members agreed to increase crude oil production targets to 25.5 MBD (effective July 1), 26.0 MBD (effective August
1), and 27.0 MBD effective (November 1). During 2004, OPEC-10 countries produced at an average 1.6 MBD above their quotas for commercial reasons and to ensure security of supply in a high demand, high oil price market.

     The IEA projects an increase in year 2005 global oil demand of about 1.8 MBD to a total 84.3 MBD, consistent with continued economic growth in China, other Asian countries, and the United States. Increased demand is projected for China (+0.5 MBD), non-OECD Asia (+0.2 MBD), the United States (+0.3 MBD), and Latin America (+0.1 MBD). As noted, forecast oil production is to increase by approximately 0.1 MBD in the United States and 0.2 MBD in Brazil, while remaining stable in elsewhere in non-OPEC Latin America.

     The IEA projects growing oil demand in 2005, consistent with ongoing economic growth in the United States and most of Asia. High and volatile oil prices in year to date 2005 indicate that oil markets overall remain finely balanced. Eventual demand growth, normal seasonality, and replenishment of industry inventories are consistent with increased OPEC production later in the year. Uncertainty continues in Venezuela. Any combination of normal seasonality, increased demand, reduction in expected non-OPEC production increases, supply disruptions, and replacement of short haul Venezuelan crude with longer haul substitutes would be positive factors for tanker demand.

Tanker Fleet

     Ultrapetrol operates tankers and combination carriers in the Suezmax (120,000 to 200,000 dwt) and Aframax (80,000 to 120,000 dwt) sectors, and has recently operated tankers in the Panamax (50,000 to 80,000 dwt) sectors. Combination carriers have a built-in design flexibility allowing them to operate in either dry cargo or oil trades.

                                  Industry Tanker Fleet as of March 1, 2005

------------------------------------------------------------------------------------------------------
                   Cargo Carrying Capacity   Total No.     Total Mdwt     % of Total     % of Fleet
                           (in dwt)           Vessels                    Tanker Fleet   over 20 Yrs
                                                                           (by dwt)     Old (by dwt)
------------------------------------------------------------------------------------------------------
       Handy           10,000 to 49,999        2,060          62.9            19%           30%
------------------------------------------------------------------------------------------------------
      Panamax          50,000 to 79,999         304           20.0            6%            36%
------------------------------------------------------------------------------------------------------
      Aframax         80,000 to 119,999         624           62.6            19%           11%
------------------------------------------------------------------------------------------------------
      Suezmax         120,000 to 199,999        305           45.6            14%            7%
------------------------------------------------------------------------------------------------------
     VLCC/ULCC             200,000+             460           134.0           41%            4%
------------------------------------------------------------------------------------------------------

   Source: Doll Shipping Consultancy based on industry sources and estimates


     In 2004, 1.0 million dwt, or Mdwt, of Suezmaxes were scrapped, while 4.1 Mdwt were delivered. As of March 1, 2005, 0.3 Mdwt have been scrapped, while 0.8 Mdwt have been delivered. The current orderbook is 12.0 Mdwt (76 vessels) with
3.3 Mdwt due for delivery this year, 4.0 Mdwt next year and 3.9 Mdwt in 2007.

     In the Aframax sector, 5.8 Mdwt were delivered in 2004, while 2.5 Mdwt were scrapped. Through March 1, 2005, 0.5 Mdwt has been scrapped, and 1.7 Mdwt have been delivered. The orderbook is 17.6 Mdwt (161 vessels) with 5.0 Mdwt due for delivery this year, 5.8 Mdwt next year and 5.6 Mdwt in 2007.

     In 2004, 2.8 Mdwt of Panamax vessels were delivered, while 1.2 Mdwt were scrapped. Through March 1, 2005, 0.3 Mdwt have been scrapped, while 1.0 Mdwt have been delivered. The Panamax orderbook totaled 12.6 Mdwt (189 vessels), with
3.5 Mdwt set for delivery this year, 4.5 Mdwt next year, and 3.0 Mdwt in 2007.

     The International Maritime Organization adopted accelerated phaseout regulations for single hull tankers in December 2003 which entered into force in April 2005. The regulations are a complex set of requirements that accelerate the phaseout of pre-MARPOL "Category 1" tankers without protectively located segregated ballast to 2005. Single hull tankers with protectively located segregated ballast are to be phased out in 2010. Flag States may make exceptions for certain single hull, double bottom, or double sided vessels meeting determined quality and/or structural requirements that allow the vessels to continue in service until age 25 or 2015, whichever is earlier. Single hull vessels are also to be banned from carriage of certain heavy oils, with some exceptions allowed for double bottom or double sided vessels meeting certain quality criteria. Certain crude oils have been exempted. Port states may recognize the Flag State exemptions or may choose to enforce the earlier phaseout dates. The effects of the regulations are complex but will tend to accelerate the phaseout of single hull vessels.

     The European Union has regulations in effect since 2003 that require double hull vessels for certain heavy oils with no exceptions. These regulations apply to tankers of 5,000 dwt or more registered in EU countries or entering waters within jurisdiction of EU countries.

     Actual scrapping behavior will depend upon many variables including the state of the market and future Flag State and Port State implementation.

Vessel Earnings

     During 2004 and through March 2005, the concurrence of a number of positive factors resulted in high tanker earnings. Tanker demand increased while the industry fleet grew moderately. Growth in long haul trades to Asian and the United States (including ongoing substitution of long haul oil for short haul Venezuelan oil) were positive factors. The result was strong tanker earnings.

     Winter seasonality resulted in high vessel earnings during the first quarter of 2004. Earnings remained volatile at somewhat lower but historically high levels during the second and third quarters of 2004. During the fourth quarter of 2004, earnings reached and exceeded the high earnings levels seen early in the year. Earnings have decreased from these peaks during the first quarter of 2005 but remain at historically high levels due to ongoing high oil demand and moderate fleet growth.

     Volatile earnings below the peak earnings seen late in 2004 are expected for 2005. Oil demand growth for 2005 is forecast to continue but the projected increase is lower than last year. Similar to 2003 and 2004, it is expected that the current high vessel earnings will decrease later in 2005. Oil demand in the second quarter of 2005 is projected to decrease by 1.9 MBD versus the first quarter due to normal seasonality. Vessel deliveries scheduled for 2005 will increase the supply of vessels and tend to offset effects of increased tanker demand on vessel earnings.

     However, ongoing positive factors remain in the market. Year on year growth in oil demand is expected to continue in 2005. Both oil and tanker markets are starting from a position of tight balance, as shown by recent price and earnings volatility. Oil markets are functioning near capacity, with oil trade at high levels. Transportation requirements can grow quickly, as seen this year. Although 2004 vessel earnings were high, moderate scrapping continued during the year. High scrap steel prices, single hull phaseout requirements, and increasing costs for compliance with regulatory and market requirements could result in continuation of some scrapping even at high earnings levels. Scrapping could increase if vessel earnings were to decrease, consistent with concerns regarding regulatory and market requirements.

     Continuation and strength of economic growth in the United States and Asia are key elements for oil demand. If economic growth continues, oil demand growth will need increased OPEC and non-OPEC production, resulting in increased tanker demand. If Venezuelan production is low relative to expectations, substitution of long haul oil for short haul Venezuelan supplies would be a positive factor for tanker demand. High vessel deliveries clearly remain a cautionary factor and high earnings levels of late 2004 have not continued. However, ongoing economic growth and oil demand growth could result in equilibrium earnings at attractive levels versus historical averages.

World Dry Bulk Overview

     Combination carriers have a built-in design flexibility allowing them to operate in either dry cargo or oil trades. When trading dry, Ultrapetrol operates combination carriers in the Capesize sector (cargo carrying capacity of 80,000 tonnes or more), which primarily carry iron ore and coal.

     2004 seaborne iron ore trade was estimated at approximately 587 million tonnes (Mt), an increase of about 68 Mt from 2003. High demand for steel in China and elsewhere has led to high iron ore trade. 2003 Chinese iron ore imports were about 208 Mt, an increase of about 60 Mt over 2003. Japanese iron ore imports reached about 135 Mt in 2004, an increase of about 3 Mt. The top exporters are Australia (207 Mt in 2004, 19 Mt higher than 2003) and Brazil (205 Mt in 2004, 20 Mt higher than 2003.)

     World seaborne iron ore trade is forecast to grow to 630 Mt in 2005, an increase of 43 Mt from 2004. Chinese iron ore imports in 2005 are projected to grow to 249 Mt, an increase of 41 Mt, based on high forecast steel production and demand.

     Coal trade is made up thermal coal (steam coal), burned for its heat value primarily in power generation, and metallurgical coal (coking coal, met coal), used in steelmaking. Estimated total 2004 seaborne steam coal trade was about 466 Mt, an increase of some 26 Mt from 2003. Asian steam coal imports reached approximately 275 Mt, an increase of about 24 Mt from 2003. European Union imports were about 137 Mt, an increase of about 1 Mt, while United States imports totalled about 19 Mt, an increase of less than 1 Mt. Leading 2004 exporters are Australia (about 107 Mt, up 4Mt from 2003), China (about 81 Mt, same as 2003), and Indonesia (about 102 Mt, up 13 Mt from 2003). World steam coal trade is forecast to grow to 488 Mt in 2005, an increase of 22 Mt from 2004.

     World coking coal trade was about 184 Mt in 2004, an increase of about 10 Mt from 2003. 2005 coking coal trade is forecast to grow by about 9 Mt.

Capesize dry bulk vessels and combination carriers.

     Capesize dry bulk vessels and combination carriers have a cargo carrying capacity of 80,000 dwt or greater. As of March 1, 2005, there were 680 Capesize dry bulk vessels comprising about 108.5 million dwt. Capesizes primarily transport iron ore and coal on trade routes where lack of port or Canal constraints allow realization of economies of scale.

     In 2004, 0.1 Mdwt of Capesizes were scrapped, while 7.9 Mdwt were delivered. As of March 1, 2005, none have been scrapped, while 2.3 Mdwt have been delivered. The current orderbook is 33.3 Mdwt (219 vessels) with 7.8 Mdwt due for delivery this year, 9.8 Mdwt next year and 8.3 Mdwt in 2007.

     Total Capesize combination carrier dwt is 7.9 million, with an estimated
4.5 Mdwt ( 57%) currently employed in dry bulk trades. None were delivered in 2004 or 2005 and none are currently on order. 0.5 Mdwt were scrapped in 2004. None have been scrapped to March 1, 2005.

Capesize dry bulk vessel earnings.

     Throughout 2004, there were large increases dry bulk trade and tonnage demand that offset fleet growth. Capesize vessel earnings were at very high levels versus historical averages from January 2004 to March 2004. Earnings decreased from these peak levels from April to October, but remained at high levels historically. From November 2004 through March 2005, earnings returned to the very high levels seen in the first quarter of 2004.

     Strong earnings were led by high Chinese steel demand and strong coal markets.

     Capesize earnings are at very high levels. Any decrease in demand due to seasonality or a slowdown in Chinese iron ore imports would be expected to result in lower earnings. Vessel deliveries scheduled for 2005 will increase the supply of vessels and tend to offset effects of high tonnage demand on vessel earnings.

     However, ongoing positive factors remain in the market. China, Newly Industrialising Asian countries, and the United States economies are continuing to show strong economic growth.

     Dry bulk vessel and combination carrier markets are starting from a position of tight balance, as shown by recent price and earnings volatility. Continued strong economic growth in China and other Asian countries could keep earnings at or near current levels. Additionally, earnings could decrease significantly and still remain at high levels historically.

Parana River Industry Overview

     Key demand factors in the Parana-Paraguay River Hidrovia system include agricultural production and exports, particularly soybeans, from Argentina, Brazil, Paraguay and Bolivia ("the Region").

     Production of soybeans in Argentina, Brazil, Paraguay, and Bolivia is estimated at about 91.6 million tons, or mt, in 2003 and about 99.5 mt in 2004, an increase of about 8.6%.

     The growth in soybean production has not occurred at the expense of other key cereal grains. Production of corn (maize) in the Region grew is estimated at
58.5 mt in 2003 and 59.9 mt in 2004. Production of wheat in the Region is estimated at 20.7 mt in 2003 and 22.7 mt in 2004.

     The installation of crushing plants in Bolivia and Paraguay has generated large volumes of vegetable oils and soybean meal that are also shipped via the river for export. Soybean meal exports from Bolivia and Paraguay are estimated at about 1.9 mt in 2003 and 2.0 mt in 2004. Soybean oil exports from Bolivia and Paraguay are estimated at about 0.4 mbd in 2003 and 2004.

Offshore Industry Overview

     Within the OSV sector, main vessel types include supply vessels, platform supply vessels (PSVs), anchor handling tugs, crew boats, and other vessel types.

     Supply vessels generally support oil exploration, production, construction and maintenance activities on the continental shelf. The industry fleet has approximately 718 supply vessels with about 12 vessels on order. The average age is 20 years, with approximately two thirds of the industry fleet being age 20 years or older.

     Platform supply vessels (PSVs) are large and sophisticated supply vessels constructed to allow for economic operation in environments with some combination of deepwater operations, long distance support, economies of scale, and demanding operating conditions. PSVs serve drilling and production facilities and support offshore construction and maintenance work for clusters of offshore locations and/or relatively distant deepwater locations. They have larger deck space and larger and more varied cargo handling capabilities relative to other offshore support vessels to provide more economic service to distant installations or several locations. Some vessels may have dynamic positioning which allows close station keeping while underway. PSVs can be designed with certain characteristics required for specific offshore trades such as the North Sea or deepwater Brazilian service.

     The industry fleet has about 321 PSVs with about 84 on order. The average age is approximately 10 years.

     Of a total of about 61 Brazilian flag offshore vessels, about 36 are categorized as Platform Supply Vessel and Supply Vessels. The current Brazilian orderbook for offshore vessels is about 23 vessels, including about 15 Supply and Platform Supply Vessels. 18 of the existing Platform Supply Vessels and Supply Vessels are age 20 or older. DSC has advised us that (i) some industry data included in this discussion is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, (ii) the published information of other maritime data collection experts may differ from this data, and (iii) while we have taken reasonable care in the compilation of the industry statistical data, graphs and tables and believe them to be correct, data collection is subject to limited audit and validation procedures.

Environmental and Government Regulation

General

     Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

     We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Although we believe that we have been and will be able to obtain all permits, licenses and certificates material to the conduct of our operations, we cannot assure you that we will be successful in our attempts to do so in the future. Failure to maintain necessary permits, licenses or certificates could require us to incur substantial costs or temporarily suspend operations of one or more of our vessels.

     We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the shipping industry. Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private interests, each of whom may have a different perspective or standards from the others. These interests include the local port state authority (such as the United States Coast Guard or local equivalent), vessel classification society, underwriters, flag state administration (country or registry) and charterers, particularly major oil companies which conduct vetting inspections, and load and discharge terminal operators.

     We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.

International Regulations

     In 1992, the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships) adopted regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide, in part, that:

     o tankers between 25 and 30 years old must be of double hull construction or of a mid-deck design with double sided construction, unless (1) they have wing tanks or double-bottom spaces not used for the carriage of oil that cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

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

     Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers. These regulations require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. After 2007, the maximum permissible age for single hull tankers will be 26 years. Under current regulations, retrofitting will enable a vessel to operate until the earlier of 25 years of age and the anniversary date of its delivery in 2017. However, as a result of the oil spill in November 2002 relating to the loss of the M.T. Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will come into effect in April 2005 unless objected to by a sufficient number of member states. Moreover, the IMO may still adopt regulations in the future that could adversely affect the remaining useful lives of single hull tankers.

     The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004 and will become effective 12 months after ratification. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels.

     The requirements contained in the ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system developed by Ravenscroft. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Ravenscroft, which manages our vessels, is certified as an approved ship manager under the ISM Code. As of December 31, 2004 all of our oceangoing vessels are ISM certified. This certification does not apply to the equipment used in the river business.

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

     Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.6 million plus $926 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $131 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on August 2, 2004. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation, and Liability Act

     The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the U.S. Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

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

     o    natural resource damages and related assessment costs

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

     OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have demonstrated our financial responsibility by purchasing evidence of insurance from special purpose insurers approved by the U.S. Coast Guard. We believe that our vessels that call within United States waters comply with these U.S. Coast Guard requirements.

     We insure each of our tankers with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business under OPA. With certain limited exceptions, all newly built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single-hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

     Under OPA and per USCG interpretations, our tanker and OBOs will be precluded from operation in US waters as follows:

Name                    OPA phase-out date*    Current TVEL/COC issuance date**
                       --------------------   ---------------------------------
Princess Katherine.....N/A                     March 26, 2003
Princess Nadia.........January.2014            August 26, 2001
Princess Susana........November.2014           February 18, 2003
Princess Marina........March.2014              August 29, 2002

----------
*    As per TVEL/COC

** The USCG inspects vessels annually and determines when such vessels will be phased out under OPA, the dates of which are recorded in the TVEL or the COC. On April 30, 2001, the USCG replaced the TVEL with a newly generated document, the COC. The COC is issued for each tanker by the USCG, if/when the vessel calls at a U.S. port and is valid for a period of two years, with mid period examination.

     There is no phase out date for Princess Katherine since its configuration meets the U.S. double hull standards. Although Princess Nadia, Princess Marina and Princess Susana are double hull vessels, due to configuration requirements under the U.S. double hull standards, the phase out dates indicated above are applicable.

     OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the USCG, and their tankers are required to operate in compliance with their USCG approved plans. These response plans must, among other things:

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

European Union Tanker Restrictions

     In July 2003, in response to the M.T. Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the M.T. Prestige and resulting oil spill in November 2002 has lead to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. For example, Italy announced a ban of single hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. Spain has announced a similar prohibition. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Vessel Security Regulations

     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessels flag state. Among the various requirements are:

     o on-board installation of automatic identification systems, or AIS, to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

     o on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

     o    the development of vessel security plans;

     o ship identification number to be permanently marked on a vessel's hull;

     o a continuous synopsis record, or CSR, kept onboard showing a vessel's history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

     o    compliance with flag state security certification requirements.

     The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. All of our vessels used in the Ocean Business maintain a valid ISSC and are in compliance with applicable vessel security regulations.

Risk of Loss and Insurance

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

     We believe that we maintain insurance coverage against various casualty and liability risks associated with our business that we consider to be adequate based on industry standards and the value of our fleet, including hull and machinery and war risk insurance, loss of hire insurance at certain times for certain vessels and protection and indemnity insurance against liabilities to employees and third parties for injury, damage or pollution and other customary insurance. While we believe that our present insurance coverage is adequate, we cannot guarantee that all risks will be insured, that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates or at all.

Hull and Machinery and War Risk Insurance

     We maintain marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for our wholly-owned vessels. At times, we also obtain for part of our fleet increased value coverage and additional freight insurance during periods of improved market rates, where applicable. This increased value coverage and additional freight coverage entitles us, in the event of total loss of a vessel, to some recovery for amounts not otherwise recoverable under the hull and machinery policy. When we obtain these additional insurances, our vessels will each be covered for at least their fair market value, subject to applicable deductibles (and some may include limitations on partial loss). We cannot assure you, however, that we will obtain these additional coverages on the same or commercially reasonable terms, or at all, in the future.

Loss of Hire

     We maintain loss of hire insurance at certain times for certain vessels. Loss of hire insurance covers lost earnings resulting from unforeseen incidents or breakdowns that are covered by the vessel's hull and machinery insurance and result in loss of time to the vessel. Although loss of hire insurance will cover up to ninety days of lost earnings, we must bear the applicable deductibles which generally range between the first 14 to 30 days of lost earnings. We intend to renew these insurance policies or replace them with other similar coverage if rates comparable to those on our present policies remain available. There can be no assurance that we will be able to renew these policies at comparable rates or at all. Future rates will depend upon, among other things, our claims history and prevailing market rates.

Protection and Indemnity Insurance

     Protection and indemnity insurance covers our legal liability for our shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, fines and other penalties imposed by customs or other authorities, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, wreck removal and other risks. Coverage is limited for vessels in our Ocean Business to approximately $4.25 billion with the exception of oil pollution liability, which is limited to $1.0 billion per vessel per incident. Vessels in our River Business have lower amounts of coverage.

     This protection and indemnity insurance coverage is provided by protection and indemnity associations, or P&I Clubs, which are non-profit mutual assurance associations made up of members who must be either ship owners or ship managers. The members are both the insured parties and the providers of capital. The P&I Clubs in which our vessels are entered are currently members of the International Group of P&I Associations, or the International Group and are reinsured themselves and through the International Group in Lloyds of London and other first class reinsurance markets. We may be subject to calls based on each Club's yearly results. Similarly, the same P&I Clubs provide freight demmurage and defense insurance which, subject to applicable deductibles, covers all legal expenses in case of disputes, arbitrations and other proceedings related to our vessels.

Legal Proceedings

1)   Bahia Blanca Customs Dispute

     Our subsidiary, Ultrapetrol S.A., is involved in a customs dispute with the Customs Authority of Bahia Blanca in Argentina over the alleged unauthorized operation of the Princess Pia in Argentina during 2001. As a result, the Customs Authority of Bahia Blanca issued a resolution claiming the sum of Argentine pesos 4,689,695 (approximately U.S. $1,610,000) as import taxes and the sum of Argentine pesos 4,689,695 (approximately U.S. $1,610,000) as fines. In response to said resolution, on March 16, 2004, Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court arguing that it did not breach any applicable customs laws since the Princess Pia operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities. Said appeal is pending resolution by the Argentine Tax Court. Based upon the facts and circumstances of the case, the existing regulations and our insurance coverage, we do not believe that the outcome of this matter should have a material impact on our financial position or results of operations.

2)   Brazilian Customs Dispute

     Our subsidiary, Ultrapetrol S.A., is involved in a customs dispute with the Brazilian Customs tax authorities over the alleged infringement of customs regulations by the Alianza G3 and Alianza Campana (collectively, the "Vessel") in Brazil during 2004. As a result, the Brazilian Customs tax authorities commenced an administrative proceeding and applied the penalty of apprehension of the Vessel which required the Vessel to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Vessel, which is estimated by the Brazilian Customs tax authorities to be valued at U.S. $4,560,000. On February 22, 2005, we were notified of the decision that grounds on which the tax assessment was based were ratified. In response to this decision, on February 28, 2005, we presented a specific request for clarification of the decision. We simultaneously presented a petition to the Secretary of the Brazilian Internal Revenue Service requesting the replacement of the confiscation penalty applied to the Vessel by a penalty corresponding to 1% (one percent) of the value of the Vessel. Both of our requests made on February 28, 2005 are still pending judgment.

     On the same day that Ultrapetrol S.A. presented its defense to the above mentioned administrative proceeding, a writ of injunction was filed on behalf of Ultrapetrol S.A. seeking a judicial authorization allowing the return of the Vessel to Boias de Xareu, which is located almost 20 nautical miles from the Brazilian maritime coast, so the Vessel could resume its prior services. The preliminary injunction was granted by the court in favor of Ultrapetrol S.A. on September 17, 2004, conditioned on the weekly presentation of shipping letters describing the location of the Vessel and the Vessel is now back in service at Boias de Xareu. The tax authorities filed an interlocutory appeal against the preliminary injunction that was granted in our favor. Currently, our lawsuit and the interlocutory appeal by the tax authorities are pending judgment.

We note that in case we are not successful on the merits, under our insurance coverage, we could request from The Standard Club, the Vessel's P&I insurer, an indemnity corresponding to the value of the Vessel. Based upon the facts and circumstances of the case, including the fact that the Vessel was operating under a specific written authorization officially granted by the Brazilian government, the existing regulations and our insurance coverage, we do not believe that the outcome of this matter should have a material impact on our financial position or results of operations.Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any legal proceedings that, if adversely determined, would have a material adverse effect on us

Dividend Policy

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

     Ultrapetrol (Bahamas) Limited has an ownership in the following companies:

Ultrapetrol (Bahamas) Limited                                    (Bahamas)
   - 100% of Kattegat Shipping Inc.                              (Panama)
   - 100% of Majestic Maritime Ltd.                              (Bahamas)
   - 100% of Avemar Holdings (Bahams)  Ltd.                      (Bahamas)
   - 100% of Massena Port S.A.                                   (Uruguay)
      - 100% of Dampierre Holdings Spain S.L.                    (Spain)
         - 99% of Oceanpar S.A.                                  (Paraguay)
            - 7% of Ultrapetrol S.A.                             (Argentina)
         - 50% of Parfina S.A.                                   (Paraguay)
         - 93% of Ultrapetrol S.A.                               (Argentina)
   - 100% of Internationale Maritime S.A.                        (Bahamas)
   - 100% of Parkwood Commercial Corp.                           (Panama)
   - 100% of Princely International Finance Corp.                (Panama)
      - 100% of Baldwin Maritime Inc.                            (Panama)
      - 100% of Corporacion de Navegacion Mundial S.A.           (Chile)
         - 49% of Maritima SIPSA S.A.                            (Chile)
         - 50% of Parfina S.A.                                   (Paraguay)
      - 100% of Danube Maritime Inc.                             (Panama)
      - 100% of General Ventures Inc.                            (Liberia)
      - 100% of Imperial Maritime Ltd.                           (Bahamas)
      - 100% of Imperial Maritime Ltd. (Bahamas) Inc.            (Panama)
      - 100% of Kingly Shipping Ltd.                             (Bahamas)
      - 100% of Monarch Shipping Ltd.                            (Bahamas)
      - 100% of Noble Shipping Ltd.                              (Bahamas)
      - 1% of Oceanpar S.A.                                      (Paraguay)
      - 100% of Oceanview Maritime Inc.                          (Panama)
      - 100% of Regal International Investments S.A.             (Panama)
         - 100% of Bayham Investments S.A.                       (Panama)
         - 100% of Cavalier Shipping Inc.                        (Panama)
      - 100% of Riverview Commercial Corp.                       (Panama)
      - 100% of Sovereign Maritime Ltd.                          (Bahamas)
      - 100% of Tipton Marine Inc.                               (Panama)
      - 100% of Ultrapetrol International S.A.                   (Panama)
   - 100% of Stanmore Shipping Inc.                              (Panama)
   - 60% of Ultracape (Holdings) Ltd.                            (Bahamas)
      - 100% of Ultracape Delaware, LLC.                         (USA)
         - 99% of Parque Ecologico Industrial
           de Altamira S.A. de C.V.                              (Mexico)
      - 100% of Ultracape International S.A.                     (Panama)
         - 100% of Invermay Shipping Inc.                        (Panama)
         - 100% of Braddock Shipping Inc.                        (Panama)
      - 100% of Wallasey Shipping Inc.                           (Panama)
   - 27.78% of UP Offshore (Bahamas) Ltd.                        (Bahamas)
      - 100% of UP Offshore (Panama) S.A.                        (Panama)
         - 100% of Packet Maritime Inc.                          (Panama)
         - 100% of Padow Shipping Inc.                           (Panama)
         - 100% of Pampero Navigation Inc.                       (Panama)
      - 99.99% of UP Offshore Apoio Maritimo Ltda.               (Brazil)
   - 100% of UP Offshore (Holdings) Ltd.                         (Bahamas)
   - 92.86% of UP River (Holdings) Ltd.                          (Bahamas)
      - 50% of UABL Limited                                      (Bahamas)
   - 100% of UP River Terminals (Panama) S.A.                    (Panama)
      - 50% of UABL Terminals Ltd.                               (Bahamas)
         - 100% of UABL Terminals (Paraguay) S.A.                (Panama)
            - 50% of Obras Terminales y Servicios S.A.           (Paraguay)
            - 50% of Puertos del Sur S.A.                        (Paraguay)
   - 100% of UPB (Panama) Inc.                                   (Panama)
      - 50% of UABL Terminals Ltd.                               (Bahamas)
      - 50% of UABL Limited                                      (Bahamas)
         - 100% of Arlene Investment Inc.                        (Panama)
         - 100% of Blueroad Finance Inc.                         (Panama)
         - 100% of Corydon International S.A.                    (Uruguay)
            - 100% of Cedarino S.L.                              (Spain)
               - 90% of Parabal S.A.                             (Paraguay)
               - 97.5% of Riverpar S.A.                          (Paraguay)
               - 99.6% of Sernova S.A.                           (Argentina)
               - 97.5% of UABL Paraguay S.A.                     (Paraguay)
               - 96.6% of UABL S.A.                              (Argentina)
               - 90% of Yataity S.A.                             (Paraguay)
         - 100% of Lonehort S.A.                                 (Uruguay)
         - 100% of UP River Ltd.                                 (Bahamas)
            - 100% of UABL International S.A.                    (Panama)
            - 100% of Thurston Shipping Inc.                     (Panama)
               - 10% of Parabal S.A.                             (Paraguay)
              - 2.5% of Riverpar S.A.                            (Paraguay)
               - 0.4% of Sernova S.A.                            (Argentina)
               - 2.5% of UABL Paraguay S.A.                      (Paraguay)
               - 3.4% of UABL S.A.                               (Argentina)
              - 10% of Yataity S.A.                              (Paraguay)
         - 100% of UABL Barges (Panama) Inc.                     (Panama)

D.   PROPERTY AND EQUIPMENT

     Through UABL, we own a drydock and a repair facility for our river fleet at Pueblo Esther, Argentina and land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina. We do not own any other buildings and do not pay any rental expense other than as a portion of the administration fees paid to Oceanmarine.

     Also through Ultracape Delaware LLC, a new subsidiary of Ultracape (Holdings) Ltd., we own land for expansion of a maritime oil products terminal in Mexico.


ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements of Ultrapetrol (Bahamas) Limited and subsidiaries for the years ended December 31, 2004 and 2003 included elsewhere in this report.

General

     We are a diversified ocean and river transportation company involved in the carriage of dry and liquid bulk cargoes. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo around the world. Our Ocean Business fleet has a capacity of approximately 785,000 dwt, and our three versatile Suezmax/OBO vessels are capable of carrying either dry bulk or liquid cargoes. Our River Business is the largest owner and operator of river barges and push boats in the Hidrovia region of South America, a fertile agricultural region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In addition, in November, 2002, we entered into a joint venture to form UP Offshore (Bahamas) Ltd. ("UP Offshore"), a company in which we own a 27.78% interest and which will provide transportation services to offshore petroleum exploration and production companies, with a particular emphasis on the Brazilian market.

     Our business strategy focuses on maintaining an efficient and flexible fleet, which allows us to provide an array of transportation services to customers in several different industries. We believe that the flexibility of our fleet and the diversity of industries that we service reduce our dependency on any particular sector of the transportation industry.

     The following discussion covers the audited consolidated financial results of the year ended December 31, 2004 with a comparison to the audited consolidated financial results for the same period in 2003.

     Currently, we own seven oceangoing vessels (one of which is currently used as a transfer station in our River Business) that operate in South America, the Caribbean, the United States, Europe and the Far East. One of our vessels (Cape Pampas) is owned through our 60% owned subsidiary, Ultracape (Holdings) Ltd. ("Ultracape"). The Company's Suezmax OBO's (Princess Katherine, Princess Nadia and Princess Susana), are designed to carry oil as well as ore and other dry bulk commodities. These vessels together with our Cape Pampas are currently employed in the carriage of bulk dry cargoes.

     During the year ended December 31, 2004, we employed a significant part of our fleet on time charter for different customers.

     During 2004, the international freight market maintained average rates significantly above those experienced in 2003.

     Of the Company's ocean going fleet, the Princess Marina was out of service due to accidents in her main engine for 52 days (in the first quarter of 2004) and the Cape Pampas and the Alianza G3 were out of service undergoing major repairs during 56 days and 111 days, respectively.

     On December 12, 2003 we entered into a Memorandum of Agreement, or MOA, to sell the Princess Laura for a total price of $4.1 million. The vessel was delivered to its new owners on January 9, 2004.

     On April 23, 2004 we entered into a MOA to sell the Princess Eva for a total price of $4.2 million. The vessel was delivered to its new owners on June 2, 2004.

     On April 23, 2004 the Company acquired, in a series of related transactions through two wholly-owned subsidiaries, from ACBL Hidrovias, Ltd. the remaining 50% equity interest in UABL Limited ("UABL"), that it did not own, along with a fleet of 50 river barges and seven push boats. The total purchase price paid in these transactions was $26.1 million, $17.7 million of which was derived from the proceeds of previous vessel sales made by Ultrapetrol. The barges and push boats entered Ultrapetrol's fleet as "Qualified Substitute Vessels" under the Indenture. Following this transaction in the second quarter of 2004, the Company has indirect control of UABL.

     During 2004, the Company through its subsidiaries, repurchased $5.7 million nominal value of its 10.5% First Preferred Ship Mortgage Notes due 2008 (the "Prior Notes") at a net amount of $4.3 million.

     On October 15, 2004, through Ultracape Delaware LLC, a new subsidiary of Ultracape (Holdings) Ltd., we entered into a transaction with a related party to acquire the land for expansion of a maritime oil products terminal in Mexico for $2 million with a view to expanding our transportation services to that area.

     On October 27, 2004, we refinanced the existing senior secured credit facility of Braddock Shipping Inc., an indirect wholly owned Panamanian subsidiary of Ultracape, with a new senior secured credit facility of $10.0 million with DSB. This new credit facility has a five year maturity and contains a covenant that requires Braddock to provide a minimum level of collateral to secure the loans provided there under, as well as certain other restrictive covenants that, among other things, limit Braddock's ability to incur additional indebtedness, pay dividends, repay indebtedness, make investments, merge or consolidate, change its lines of business, and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default, subject to grace periods, as appropriate.

     On October 26, 2004, we commenced a cash tender offer and consent solicitation for our Prior Notes. Noteholders who validly tendered the Prior Notes received an amount, paid in cash, equal to $1,037.50 per $1,000 principal amount of the Prior Notes validly tendered and accepted for payment, plus accrued and unpaid interest on the Prior Notes. On December 24, 2004, we also redeemed, in accordance with the terms of the indenture governing the Prior Notes, all of the remaining Prior Notes that were not validly tendered. We funded the payments required under the Tender Offer and the redemption with a portion of the proceeds from a new private offering of 9% First Preferred Ship Mortgage Notes due 2014 in an aggregate principal amount of $180 million (the "NewNotes"). We subsequently commenced an offer (the "Exchange Offer") to exchange all of the NewNotes for an equal principal amount of 9% First Preferred Ship Mortgage Notes due 2014, that are registered under the Securities Act of 1933, as amended (the "Registered Notes"). On April 8, 2005, we completed the Exchange Offer. The terms of the Registered Notes are identical to those of the NewNotes except that the Registered Notes are registered under the Securities Act of 1933 and are not subject to restrictions on transfer. Based on information received from the depositary regarding the Exchange Offer, all $180 million of NewNotes were exchanged for Registered Notes.

Contractual Methods of Earning Revenues and Allotting Expenses

     Ocean revenues can be contracted either on a time charter basis or on a COA basis. Under the terms of a time charter, the charterer pays the ship owner a daily rate for the use of the vessel and, in addition, the charterer pays directly for all voyage expenses (including fuel and port charges). In contrast, under the terms of a COA, the charterer pays the ship owner a rate based on tonnage shipped (expressed in dollars per metric ton of cargo), but the ship owner pays all voyage expenses. Accordingly, the charterer pays a higher overall sum under a COA than under a time charter to compensate the ship owner for having to pay the voyage expenses. Consequently, time charters result in lower revenues and lower expenses for the ship owner than COAs, while COAs result in higher revenues and higher expenses for the shipowner than time charters. Both time charters and COAs at comparable price levels result in approximately the same operating income. However, the margin as a percentage of revenues may differ significantly. The differences between time charters and COAs are summarized below:

     o    Time Charter:

          o Revenue is derived from a daily rate paid for the use of the vessel

          o    Charterer pays for all voyage expenses

     o    COA:

          o Revenue is derived from a rate based on tonnage shipped expressed in dollars per metric ton of cargo

          o    Vessel owner pays for all voyage expenses

Revenues

     Time charter revenues accounted for 59% of our total revenues (ocean and river) for the year ended December 31, 2004 and for 65% of our total revenues for the year ended December 31, 2003. COA revenues accounted for 41 % of our total revenues for the year ended December 31, 2004 and for 35% of our total revenues for the year ended December 31, 2003. With respect to COAs entered into in connection with our Ocean Business and River Business, of the total revenues obtained from COAs during 2004, 88% were in respect of repetitive voyages for our regular customers and 12% in respect of single voyages for occasional customers.

     In our Ocean Business, demand for our services is driven by the global movements of liquid and dry bulk cargoes. Our primary liquid cargo is petroleum and our key dry bulk cargoes include various agricultural products, coal and iron ores.

     In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia region. Products move from the inland areas of the Hidrovia region out to the Atlantic Ocean via the Parana and Paraguay Rivers. Conversely, our tanker barges carry petroleum products from the Atlantic Ocean to inland regions of South America via the Parana and Paraguay Rivers. Substantially all of the push boats and barges in our River Business are employed on a COA basis whereby we enter into contracts with our customers to carry set volumes of dry or liquid cargo, typically for periods of up to one year.A substantial portion of the revenues generated by the River Business during the year 2004 related to the transportation of agricultural products which are concentrated during a seven month period from March to September each year. However, over the past several years, our largest customer, Cargill, has increased production of soy pellets and vegetable oils, which are shipped year-round and help offset some of the River Business' concentration of cargoes.

     In the Offshore Business, we expect that UP Offshore will seek to enter into long term contracts of two to eight years, with oil exploration and production companies in the Brazilian offshore market. We expect these contracts will be structured as time charters. As of December 31, 2004, UP Offshore had not formally entered into any contracts to provide offshore transportation services.

Expenses

     In our Ocean Business, our vessel operating expenses, or running costs, are generally paid through Ravenscroft, a related party, which provides ship management services for our oceangoing vessels. Operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. The most significant of these expenses are maintenance and repairs, wages paid to marine personnel and marine insurance costs.

     Our other primary operating expenses include general and administrative expenses as well as ship management and administration fees paid to Ravenscroft and Oceanmarine, another related party, which provides certain administrative services. We pay Oceanmarine a monthly fee of $10,000 per oceangoing vessel for administrative services including general administration and accounting (financial reporting, preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. We pay Ravenscroft a monthly ship management fee of $12,500 per oceangoing vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. We do not expect to pay fees to any related party other than those described here for management and administration functions.

     In our River Business, prior to our acquisition of the remaining 50% equity interest in UABL, our subsidiaries that owned push boats and barges contracted with Lonehort, Inc., a subsidiary of UABL, for ship management services and generally paid our operating expenses through Lonehort. Our operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Following the acquisition of the remaining 50% equity interest in UABL, all ship management services are performed, and all operating expenses are paid, in-house. UABL employs the services of Tecnical Services S.A. to provide crew recruitment services in Argentina and Paraguay. We pay Tecnical Services S.A. $140,000 per year, plus an additional $50 for each active crew member. We do not expect to pay fees to any related entity other than those described here for management and administration functions.

     In the Offshore Business, we expect operating expenses to include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance.

 Properties

     Through UABL, we own a drydock and a repair facility for our river fleet at Pueblo Esther, Argentina and land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina. We do not own any other buildings and do not pay any other rental expense other than as a portion of the administration fees paid to Oceanmarine. Also through Ultracape Delaware LLC, we own land for expansion of a maritime oil products terminal in Mexico.

Depreciation

     Vessels are depreciated to an estimated scrap value on a straight line basis over their estimated useful lives. We follow the deferral method of accounting for survey and dry-dock costs, whereby actual survey and dry-dock costs are capitalized and amortized over a period of two and one-half years until the date of the next dry-dock or special survey.

Fuel

     In our Ocean Business, when vessels are on time charter, fuel is supplied and paid for by the charterers. Currently our Ocean fleet is employed on time charters. However, in the future it may be employed under COAs in which case fuel would be supplied and paid for by us. In our River Business (where we generally carry cargoes for a freight per metric ton), fuel is our single largest variable expense.

Results of Operations

     Year Ended December 31, 2004 Compared to year Ended December 31, 2003

                                                  4(degree) Quarter    Year ended    4(degree) Quarter    Year ended
                                                        2004           31.Dec.04           2003           31.Dec.03
Revenues
   Attributable to ocean fleet                            14,187             54,049          16,917            64,987
   Attributable to river fleet                             9,439             41,111           2,740            10,246
                                                  --------------- ------------------ --------------- -----------------
                                Total Revenues            23,626             95,160          19,657            75,233

Voyage expenses
   Attributable to ocean fleet                              (83)              (583)         (2,257)          (12,605)
   Attributable to river fleet                           (5,795)           (15,340)                              (39)
                                                  --------------- ------------------ --------------- -----------------
                                Total                    (5,878)           (15,923)         (2,257)          (12,644)

Running cost
   Attributable to ocean fleet                           (2,758)           (12,380)         (4,705)          (21,963)
   Attributable to river fleet                           (3,263)           (12,512)         (1,752)           (6,696)
                                                  --------------- ------------------ --------------- -----------------
                                Total                    (6,021)           (24,892)         (6,457)          (28,659)

Amortization of dry-dock expense                         (1,597)            (5,195)         (1,459)           (7,232)

Depreciation of property and equipment                   (3,710)           (13,493)         (3,472)          (15,335)

Management fees and administrative expenses              (3,155)            (9,007)         (2,655)           (7,818)

Other operating income (expenses)                            718                784         (3,545)           (2,124)

                                                  --------------- ------------------ --------------- -----------------
Operating profit                                           3,983             27,434           (188)             1,421

 Financial expense                                       (3,794)           (16,134)         (4,200)          (16,207)

 Financial  gain  (loss) on  extinguishments  of
debts                                                    (6,422)            (5,078)           1,782             1,782

     Revenues. Total revenues from our ocean fleet, net of commissions, decreased from $65.0 million in 2003 to $54.0 million in 2004, or a decrease of 17 %. This decrease is primarily attributable to the effect of reductions in the revenues due to the sale of our vessels Princess Veronica, Princess Pia, Princess Eva, Princess Laura and Princess Marisol as well as Alianza G1 during the last twelve months . In addition, our Princess Susana operated under a time charter during the first half of 2004 while she was employed on voyage charters during the equivalent period of 2003. These reductions were partially offset by the higher time charter rates of our Princess Nadia, Princess Susana, Princess Katherine and Cape Pampas during the twelve months of 2004.

     Our revenues were also negatively affected by the Cape Pampas and the Alianza G3 being out of service for a total of 167 days due to major repairs and the fact that our Princess Marina being out of service for 52 days due to accidents during the first quarter. Part of this off hire time was compensated by our loss of hire insurance.

     Total revenues from our river fleet, net of commissions, increased by 303% from $10.2 million to $41.1 million. This increase is primarily attributable to the consolidation of UABL revenues since the second quarter of 2004, while in 2003 river revenues only included the net proceeds for those of our vessels which were chartered by UABL.

     Voyage expenses. In 2004, voyage expenses of our ocean fleet were $0.6 million, as compared to $12.6 million for the same period of 2003, a decrease of $12.0 million, or 95%. The decrease is primarily attributable to the combined effect of a large portion of the Panamax fleet under COA employment during 2003 being sold during 2004 and the Princess Susana operating under time charter employment instead of COA employment.

     In 2004, voyage expenses of our river fleet were $15.3 million, as compared to $0 million for the same period of 2003, an increase of $15.3 million. The increase is attributable to the effect of the consolidation of UABL, as our subsidiary in the second quarter of 2004.

     Running costs. Running costs of our ocean fleet decreased by about 44%, to $12.4 million in 2004 as compared to $22.0 million in the equivalent 2003 period. This decrease is mainly attributable to the sale of Princess Pia, Princess Veronica, Princess Eva, Princess Marisol, Princess Laura and Alianza G1 during the last twelve months.

     In the twelve months of 2004, running expenses of our river fleet were $12.5 million, as compared to $6.7 million for the same period of 2003, an increase of $5.8 million. The increase is attributable to the effect of the consolidation of UABL, as our subsidiary in the second quarter of 2004.

     Amortization of drydock expense. Amortization of dry docking and special survey costs decreased by $2.0 million, or 28%, to $5.2 million in 2004 as compared to $7.2 million in 2003. The decrease is primarily attributable to the vessels sold during the last year. The unamortized balance is included in the gain or loss resulting from the sales of the vessels.

     Depreciation of property and equipment. Depreciation decreased by $1.8 million, or 12%, to $13.5 million in 2004 as compared to $15.3 million in 2003. This decrease is primarily due to the sale of the Princess Veronica, Princess Laura, Princess Pia, Princess Eva, Princess Marisol and Alianza G1 which was partially offset by the purchase of a new tug and river barges and the depreciation of the UABL fleet.

     Management fees and administrative expenses. Management fees and administrative expenses were $9.0 million in 2004 as compared to $7.8 million in the same period in 2003. This increase of $1.2 million is attributable mainly to an increase in the overhead expenses produced by the consolidation of UABL of $2.7 million which was partially offset by a decrease in management fees of our ocean fleet in the amount of $1.6 million resulting from a reduced number of vessels in operation.

     Other operating income (expenses). This account disclosed an income of $0.8 million in 2004 and a loss of $2.1 million in 2003. The difference is explained by the combined effect of the following: an increase in the gain from the sale of property, plant and equipment of $3.7 million (a loss of $3.7 million in 2003, as compared to a loss of $0.0 million in 2004) and a decrease in income from claims against insurance companies of $0.9 million (income of $1.6 million in 2003, as compared to income of $0.7 million in 2004).

     Operating profit. Operating profit for the twelve months of 2004 was $27.4 million, an increase of $26.0 million from the same period in 2003. In comparing these figures, the difference is mainly attributable to the higher results obtained from our vessels Princess Susana, Princess Nadia, Princess Katherine and Cape Pampas, the sale of our Princess Marisol, Princess Veronica, Princess Pia, Princess Eva, Princess Laura and Alianza G1 as well as the consolidation of the results of UABL following the acquisition of the remaining 50% equity interest in that company, partially counter balanced by the negative effect produced by the periods out of service experienced by our vessels Alianza G3 and Alianza Campana.

     Interest expense. Interest expense decreased by about 1%, to $16.1 million in 2004 as compared to $16.2 million in the equivalent 2003 period. This variation is primarily attributable to the lower level of financial debt and interest rates on our ocean vessels and consequential interest costs, offset by an increase of $1.7 million in interest expenses attributable to the effect of the consolidation of UABL, as our subsidiary.

     Financial gain (loss) on extinguishments of debt. During 2004, we recognized a gain of $1.3 million for the retirement of our Prior Notes as compared with a gain of $1.8 million during 2003. Also during the last quarter of 2004 we incurred in $6.4 million in financial expenses on extinguishments of debts of our Prior Notes.

 Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Revenues. Total revenues from freight net of commissions increased from $24.8 million in 2002 to $26.4 million in 2003, or an increase of 6%. This increase is primarily attributable to the Princess Susana and Princess Veronica COA's employment instead of time charter operation of those vessels. Hire revenues net of commissions, increased by 1% from $48.4 million to $48.7 million. This increase is attributable to the time charter employment of the Princess Marisol and Cape Pampas, a new vessel we acquired in July 2002 partially offset by Princess Susana and Princess Veronica COA's employment. The total of 103 days out of service experienced by the Princess Marina and the Princess Susana due to major repairs, and Princess Eva and Princess Pia, which were out of service due to accidents for 166 days during the first six months of 2003 negatively affected our revenues in this period. Part of this off hire time is compensated by our loss of hire insurance included as other operating income.

     Voyage expenses. Voyage expenses for 2003 were $12.6 million, as compared to $10.2 million for 2002, an increase of $2.4 million, or 24%. The increase is primarily attributable to the Princess Susana and Princess Veronica COA's employment instead of time charter employment and to a change in trading pattern of Princess Laura which was employed on shorter voyages between ports where the port costs are more significant.

     Running costs. Running costs increased by $1.3 million, or 5%, to $28.7 million in 2003 as compared to $27.4 million in the equivalent 2002 period. This increase is mainly attributable to the Cape Pampas, a new vessel acquired in July 2002 and additional expenses incurred in our Panamax fleet.

     Amortization of drydock expenses. Amortization of drydocking and special survey costs decreased by $1.6 million, or 18%, to $7.2 million in 2003 as compared to $8.8 million in 2002. The decrease is primarily attributable to the cease of amortization for the vessels sold during the year. The unamortized balance is included into the gain or loss disposal calculation.

     Depreciation of property and equipment. Depreciation and amortization decreased by $0.7 million, or 4%, to $15.3 million in 2003 as compared to $16.0 million in 2002. This decrease is primarily due to the sale of the Princess Fatima, Princess Veronica, Princess Pia and Princess Marisol partially offset by an increase attributable to the purchase of the Cape Pampas.

     Management fees and administrative expenses. Management fees and administrative expenses were $7.8 million in 2003 as compared to $6.8 million in 2002, an increase of $1.0 million, or 15%. This increase of $1.0 million is attributable mainly to an increase in administrative expenses.

     Other operating income (expense). This account disclosed an income of $1.7 million in 2002 and a loss of $2.1 million in 2003. The difference is explained by the combined effect of the following: an increase in the loss from the sale of property, plant and equipment of $2.1 million (a loss of $3.7 million in 2003, as compared to a loss of $1.6 million in 2002) and a decrease in income from claims against insurance companies of $1.7 million (income of $1.6 million in 2003, as compared to income of $3.3 million in 2002).

     Operating profit. Operating profit for 2003 was $1.4 million, a decrease of $1.5 million from 2002. This difference is mainly attributable to the combined effect of: lower net earnings of our Panamax size vessels and Alianza G1 which resulted from time lost due to accidents; lower freight and hire revenues of these vessels and the subsequent sale of some of these vessels as described above; lower net earnings of Princess Marina due to her repair period; the sale in the last quarter of Princess Marisol and higher net earnings of vessels Princess Katherine, Princess Nadia, and the Princess Susana and the earnings of the Cape Pampas which operated partially in an improved dry cargo market during the last quarter of 2003.

     Interest expense. Interest expenses decreased by $0.6 million, or 4%, to $16.2 million in 2003 as compared to $16.8 million in 2002. The decrease is primarily attributable to the lower level of financial debt and associated interest costs.

     Financial gain on extinguishment of debt. During the last quarter of 2003, through our subsidiaries, we repurchased $6.7 million nominal value of our Prior Notes. We recognized a gain of $1.8 million for the extinguishment of the debt (a gain of $2.0 million for the excess of the net carrying amount over the reacquistion price less $0.1 million for commissions and $0.1 million for the unamortized deferred issuance expense associated with these Notes).

B.   Liquidity and Capital Resources

     We operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions.

     As of December 31, 2004, we had total indebtedness of $220.4 million, consisting of: $180.0 million from our New Notes due 2014; $10.0 million in a senior loan facility with DSB for Braddock Shipping Inc., a 60% owned subsidiary, for the refinancing of the vessel Cape Pampas. Also as of December 31, 2004, UABL, as our subsidiary, had the following indebtedness: $15.0 million in a senior loan facility with IFC, $7.5 million with KfW, $2.0 million with Citibank NA, $0.9 million with Touax LPG SA and $3.3 million with Transamerica Leasing Inc. There was also accrued interest expenses for these loans of $1.7 million.

     At December 31, 2004, we had cash and cash equivalents on hand of $11.6 million. In addition, we had $3.0 million in restricted cash and $0.2 million in short term investments. Also we have $30.0 million in non-current restricted cash.

Operating Activities

     In the year ended December 31, 2004, we generated $23.1 million in cash flow from operations compared to $18.6 million for the same period in 2003. Net income for the twelve months ended December 31, 2004 was $5.1 million which is $
16.6 million more than the net loss in the same period of 2003.

     In 2003, we generated $18.6 million in cash flow from operations compared to $8.4 million for in the same period in 2002. Net loss for 2003 was $11.5 million compared with a net loss of $13.8 million in 2002.

     Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital and expenditures in dry dock.

Investing Activities

     During the year ended December 31, 2004, we disbursed $ 21.0 million in the purchase of push boats and river barges which we paid with funds available in restricted cash. UP Offshore, in which we have a 27.78% ownership interest but which was included in our consolidated results for the period January to November 2004, disbursed $ 32.0 million in advances to the yards contracted to build our new offshore vessels. Of this total, we made equity contributions to UP Offshore of a total of $ 8.1 million. We also disbursed $ 2.0 million in special work upgrading Cape Pampas and $2.0 million in a land in Mexico and disbursed $1.7 million for the purchase of the remaining 50% equity interest in UABL and UABL Terminals, net of the cash acquired. Since the second quarter of 2004, as result of the consolidation of UABL, as our subsidiary, we disbursed $2.5 million in the purchase of river assets.

     During 2003 UP Offshore disbursed $14.3 million in advances to the yards contracted to build the new offshore vessels. Of this total, we made an equity contribution to UP Offshore for a total of $4.4 million and we disbursed $2.8 million for the purchase of the new river barges compared to $17.7 million disbursed for the acquisition of vessels in 2002. Also during 2003, we received net proceeds of vessel sales of $14.4 million.

Financing Activities

     Net cash provided by financing activities was $ 37.8 million during 2004, compared to a use of $10.7 million in financing activities during the comparable period in 2003. The increase in cash provided by financing activities in the year ended December 31, 2004 is mainly attributable to the issuance of New Notes of $180 million, due on 2014 net of the payments of our Prior Note of $131.5 million and the refinancing of the Cape Pampas mortgage indebtedness of $10.0 million, partially offset with the repayments of principal on its financial debt made during 2004.

     Net cash used in financing activities was $10.7 million during 2003. The use of cash in financing activities in 2003 is mainly attributable to capital payments made during 2003. During the last quarter of 2003, through our subsidiaries, we repurchased $6.7 million nominal value of our Prior Notes at a net amount of $4.8 million.

Critical Accounting Policies and Estimates

     The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, useful lives of vessels, deferred tax assets, and certain accrued liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

     Revenue is generally recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Revenues are earned under time charters or COAs. Revenue from time charters is earned and recognized on a daily basis. Revenue for COAs is recognized based upon the percentage of voyage completion. The percentage of voyage completion is based on the number of voyage days worked at the balance sheet date divided by the total number of days expected on the voyage.

Allowance for Doubtful Accounts

     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The estimate of uncollectible amounts is based on the results of ongoing credit evaluations and our historical experience. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Asset Impairment

     We record impairment losses on long-lived assets used in operations when indications of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amounts. If the carrying value is not recoverable, the carrying value of the assets is reduced to estimate fair value. Undiscounted cash flows are estimated using expected average long term day rates and utilization based largely on historical industry and our experiences. If future market conditions do not meet expectations, we may be required to record impairment charges which could be material.

Useful Life Determination

     Management determines the useful lives of the vessels based upon regulatory requirements such as OPA, market conditions and operational considerations. We continue to evaluate the reasonableness of the useful lives of the vessels.

Drydocking Costs

     All of our vessels must be periodically drydocked and pass certain inspections to maintain their operating classification, as mandated by certain maritime regulations. Costs incurred to drydock the vessels are deferred and amortized on a straight line basis over the period to the next drydocking, generally 30 months. The alternative accounting policy for drydocking costs is to expense the expenditures as incurred. The Financial Accounting Standards Board and the American Institute of Certified Public Accountants have proposed that the deferral method of accounting for planned major maintenance activities such as drydocking expenditures should be eliminated. Under the proposal, we would expense drydocking expenditures as incurred. Our unamortized drydocking costs were approximately $11.7 million as of December 31, 2004 and $3.5 million as of December 31, 2003.

Recent Developments

     On January 7th, 2005 IFC and KfW disbursed the remaining $7.5 million of the $30 million loan granted to UABL in 2002. These funds were used to finance the purchase and transportation from USA to the River Plate of 35 dry barges.

     We entered into a contract on March 4, 2005 to sell our vessel, Cape Pampas, for a price of approximately $39.9 million.

     We also entered into a contract on March 4, 2005 to buy the cruise vessel, New Flamenco, for a price of $13.5 million. This transaction was consummated on March 24, 2005. The New Flamenco is managed by Ravenscroft (an affiliate of ours) and we have agreed to extend her employment agreement with a large European tour operator.

     On April 6, 2005 we purchased at auction for a price of $3.4 million the cruise vessel, World Renaissance, which was delivered and fully paid for on April 19, 2005. This vessel will have to pass her drydock and surveys before she enters into service.

     On the April 28, 2005 we agreed to purchase the product tanker, Mt Sun Chemist, for a total price of $10.3 million.

Quantitative and Qualitative Disclosures about Market Risks

 Inflation

     We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker costs are not expected to have a material effect on our future operations in the case of our ocean vessels which are mostly time chartered to third parties since it is the charterers who pay for fuel. If the ocean vessels are employed under COA's, freight rates for voyage charters are generally sensitive to the price of a ship's fuel. A sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust after prices settle at a higher level. In our river business, we have some of our freight agreements adjusted by bunker prices automatically, in other cases we have periodic renegotiations which adjust for fuel prices and in other cases we adjust the fuel component of our cost into the freights on a seasonal or yearly basis.

Interest Rate Fluctuation

     We are exposed to market risk from changes in interest rates, which may adversely affect our results of operations and financial condition. Our policy is not to use financial instruments for trading or other speculative purposes, and we are not a party to any leveraged financial instruments.

     Short term variable rate debt, comprised approximately $6.2 million of our total debt as of December 31, 2004, including accrued interest. Long term variable rate debt, comprised approximately $ 27.9 million of our total debt as of December 31, 2004. Our variable rate debt had an average interest rate of approximately 5.5 % as of December 31, 2004. A hypothetical 1.0% increase in interest rates on $34.1 million of debt would cause our interest expense to increase on average approximately $0.3 million per year over the term of the loans, with a corresponding decrease in income before taxes.

 Foreign Exchange Rate Fluctuation

     Substantially all of our revenues are denominated in U.S. dollars. However, for the [twelve months ended December 31, 2004, 10% of our total revenues were denominated in U.S. dollars but collected in Argentine Pesos and Paraguayan Guaranies at the equivalent amount of U.S. dollars at the payment date, and 13% of our total out of pocket operating expenses were paid in Argentine Pesos and Paraguayan Guaranies. Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the local currencies. For accounting purposes, revenue and expense accounts are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Not Applicable.

D.   TREND INFORMATION

     Not Applicable.

E.   OFF-BALANCE SHEET ARRANGEMENTS

     Not Applicable.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following schedule summarizes our contractual obligations and commercial commitments as of December 31, 2004.

                                                                       Payments Due by Period
                                                    ---------------------------------------------------------
                                                                 Current      1 - 3        3 - 5        After
                  Contractual Obligations              Total                  Years        Years       5 Years
  ---------------------------------------------- ------------ ------------  ----------  -----------  ---------
                                                                         (in thousands of U.S. dollars)
  1.  Long-Term Debt Obligations
      -- Deutsche Schiffbank(a)..........................11,532       2,428        4,134        2,358      2,612
      -- International Finance Corporation (a)...........18,402       3,289        6,122        5,515      3,476
      -- KfW (a)......................................... 8,795       1,947        3,612        3,236
      -- Citibank NA (a)................................. 2,211         824          588          544        255
      -- Transamerica Leasing Inc........................ 3,540       1,931        1,609
      Private Investors.................................342,000      16,200       32,400       32,400    261,000
  2.  Capital (Finance) Lease Obligations
      -- Touax LPG S.A...................................   914         732          182
  3.  Operating Lease Obligations.......................
  4.  Purchase obligations
      - Fuel supply contract (b)                         14,000     14,000
  5.  Other Long-Term Liabilities Reflected on
      the Company's Balance Sheet under
      GAAP of the primary financial statements
      -- Minority interest subject to put rights......... 4,751                                            4,751
                                                 ---------------------------------------------------------------
  Total................................................ 406,145      41,351       48,647       44,053    272,094
                                                 ===============================================================

(a) For the calculation of interest on loans that accrue interest at LIBOR, the Company applied the value of such rate as of December 31, 2004, i.e. a nominal rate of 2.56% per annum.
(b) UABL Paraguay S.A., a river subsidiary of the Company, entered into a fuel supply contract with Repsol-YPF that could be considered a "take or pay" contract. For the calculations the Company uses the market prices as of December 31, 2004.

     We believe, based upon current levels of operation, cash flow from operations, together with other sources of funds, including the Escrowed Proceeds, that we will have adequate liquidity to make required payments of principal and interest on our debt, including obligations under the Registred Notes, complete anticipated capital expenditures and fund working capital requirements.

     Our ability to make scheduled payments of principal of, or to pay interest on, or to refinance, our indebtedness, including the new notes, or to fund planned capital expenditures will depend on our ability to generate cash in the future. Our ability to general cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

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

G.   SAFE HARBOR

     Not Applicable.

ITEM 6. - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Executive Officers

     Set forth below are the names and positions of our directors and executive officers.

Name                                   Age      Position
                                      ----
Felipe Menendez R.................     50    President and Chief
                                                Executive Officer/Director
Ricardo Menendez R................     55    Director
James F. Martin...................     50    Director
Katherine A. Downs................     50    Director
Leonard J. Hoskinson..............     51    Director & Secretary

     The business address for each of our directors and officers is Ultrapetrol (Bahamas) Limited c/o H & J Corporate Services Ltd., Shirlaw House, 87 Shirley Street, P.O. Box SS-19084, Nassau, Bahamas. Our telephone number there is 1-242-322-8571.

     Certain biographical information with respect to each director and executive officer is set forth below.

     Felipe Menendez R. Mr. Menendez has been President, Chief Executive Officer and a Director since incorporation in December 1997 and is the brother of Ricardo Menendez. He is also President, and has been a Director, of Ultrapetrol S.A. since its incorporation in 1992. Mr. Menendez is also a Director of Oceanmarine, SIPSA S.A., or SIPSA, a Chilean publicly traded company controlled by the Menendez family, and Ravenscroft. Mr. Menendez has been, and continues to be, actively involved in other businesses associated with the Menendez family, as well as other companies affiliated with SIPSA. Mr. Menendez is also a Director, President and Chief Executive Officer of UABL and a Director of UP Offshore.

     Ricardo Menendez R. Mr. Menendez has been a Director since incorporation in December 1997 and is the brother of Felipe Menendez. Mr. Menendez began his career in the shipping industry in 1970 with Compania Chilena de Navegacion Interoceania S.A., and has continuously been involved in the management of the Menendez family's shipping interests. He is the President of Oceanmarine and Chairman of the Board of Directors of Ravenscroft, and has been a Director of Ultrapetrol S.A. since it was formed in 1992. Mr. Menendez is also a Director of SIPSA, and remains involved in the management of other Menendez family businesses. Mr. Menendez has been a member of the board of The Standard Steamship Owners' Protection & Indemnity Association (Bermuda) Limited (a member of the International Group of Protection & Indemnity Associations) since 1993. Mr. Menendez is also a Director of UABL and Chief Executive Officer of UP Offshore.

     James F. Martin. Mr. Martin has been a Director since 2000. He is a Managing Director with Emerging Markets Partnership, or EMP, principal adviser to the Bermuda-based AIG-GE Capital Latin America Infrastructure Fund L.P., where he heads a sector team focusing on transportation, environmental services, and oil and gas investments. Prior to joining EMP in 1997, Mr. Martin was head of a team responsible for investments in water and environmental infrastructure at the International Finance Corporation. Mr. Martin is also a Director of UABL and UP Offshore.

     Katherine A. Downs. Ms. Downs has been a Director since 2000. Ms. Downs is a Director with EMP, where she focuses on transportation, environmental services, and oil and gas investments. Prior to joining EMP in 1997, Ms. Downs was a Managing Vice President in the private placement group of the Prudential Insurance Company of America. Ms. Downs is also a Director of UABL and UP Offshore.

     Leonard J. Hoskinson. Mr. Hoskinson was appointed Director in March 2000 and assumed the position of Secretary six months later. He is the General Manager of Ravenscroft, the appointed manager of our oceangoing fleet with its base in Miami, Florida. Mr. Hoskinson has been employed by Ravenscroft for over 13 years and prior to that headed the ship finance group of Marine Midland Bank NA in New York.

B.   Compensation of Directors and Senior Management

     The aggregate annual net cost to us for the compensation paid to members of the Board of Directors was, $0.9 million for the fiscal year ended December 31, 2000 ($0.4 million as monitoring fees and $0.5 million as a bonus to certain directors and officers), $1.1 million for the fiscal year ended December 31, 2001 ($0.4 million as monitoring fees and $0.7 million as a bonus to certain directors and officers), $1.1 million for the fiscal year ended December 31, 2002 ($0.4 million as monitoring fees and $0.7 million as a bonus to certain directors and officers), $1.1 million for the fiscal year ended December 31, 2003 ($0.4 million as monitoring fees and $0.7 million as a bonus to certain directors and officers) and $1.3 million for the fiscal year ended December 31, 2004 ($0.4 million as monitoring fees and $0.9 million as a bonus to certain directors and officers). We have no funds set aside or accrued to provide pension, retirement or similar benefits for our directors or officers. Although we intend to negotiate employment contracts, we do not currently have employment contracts with any of our senior executives or directors.

Management Agreements

     For the day to day management of our operations, we and/or our subsidiaries have entered into administrative and management agreements to provide specific services for our operations. We refer you to "Certain Related Transactions."

C.   Board Practices

     As provided in our organizational documents and the International Business Companies Act, 1986, each of our elected directors holds office until a successor is elected or until his earlier death, resignation or removal. Officers are elected from time to time by vote of the Board of Directors and hold office until a successor is elected. Our Board of Directors has not appointed an audit or a compensation committee. Our full board performs the functions of the audit and compensation committees.

D.   Employees

     As of December 31, 2004, we employed approximately 469 employees, consisting of 88 land-based employees and approximately 381 seafarers as crew on our vessels, of which 175 were in our Ocean Business and 206 were in our River Business. These employees were employed through various manning agents depending on the nationality as listed below:

o  Indian crew:     Orient Ship Management & Manning Pvt., Ltd., Mumbai, India
o  Argentine crew:  Tecnical Services S.A., Buenos Aires, Argentina
o  Filipino crew:   C.F. Sharp Crew Management, Manila, Philippines
o  Ukrainian crew:  South Star Ltd., Odessa, Ukraine
o  Romanian crew:   Corona Shipping SRL, Constanta, Romania
o  Paraguayan crew: Tecnical Services S.A., Buenos Aires, Argentina

     Our crew is employed under the standard collective bargaining agreements with the seafarers' union in their respective countries. The crew is employed on contractual terms valid for a fixed duration of service on board the vessels. We ensure that all the crew employed on board our vessels have the requisite experience, qualifications and certification to comply with all international regulations and shipping conventions. Our training requirements for the crew exceed the applicable statutory requirements. We always man our vessels above the safe manning requirements of the vessels' flag state in order to ensure proper maintenance and safe operation of the vessels. We have in force special programs such as a performance-related incentive bonus, which is paid to senior officers upon rejoining our ships. This ensures retention of qualified and competent staff within our fleet.

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


ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the current ownership of our outstanding voting securities as of December 31, 2004 by each person known by us to be the beneficial owner of more than 5% of such securities and all the directors and senior management as a group.

                                                                       Number of     Percent of
   Name                                                               Common Shares   Class
   ----                                                               -------------   ---------

  Solimar Holdings Ltd. (1)........................................      996,009       46.7%
  Inversiones Los Avellanos S.A. (2)...............................    1,138,443       53.3%
  All directors and senior management as a group (2)...............    1,138,443       53.3%

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

B.   RELATED PARTY TRANSACTIONS

     A significant part of this revenue from related parties is derived from the chartering activity of UABL (prior to the acquisition by us of the remaining 50% interest in UABL) and Maritima SIPSA S.A. Certain of our subsidiaries in the Ocean Business time charter their fleet of push boats and river barges to UABL. For the years ended December 31, 2004, 2003 and 2002, these charters represented revenues of approximately $2.7 million, $10.3 million and $10.0 million, respectively. On April 23, 2004, we acquired the remaining 50% interest in UABL, making UABL a consolidated subsidiary. Therefore all transactions with UABL and its subsidiaries after such date are not reported as transactions with related parties. In March 2003, the Princess Marina was chartered by a Chilean national petroleum company under a time charter that required her to be flagged in Chile. Pursuant to the laws of Chile, for her to be flagged in Chile, she needed to be owned by a legal entity controlled by Chilean citizens. Maritima SIPSA S.A. is controlled by Chilean citizens. We own 49% of Maritima SIPSA S.A., and the other shareholder of Maritima SIPSA S.A., SIPSA S.A., is a Chilean public company that is controlled by members of the Menendez family, which includes Felipe Menendez R., our President and Chief Executive Officer and a director, and Ricardo Menendez R., a director. In order to effect the re-flagging of the vessel, we sold the Princess Marina to Maritima SIPSA S.A. for a purchase price of approximately $15.1 million, and partially financed the sale by lending Maritima SIPSA S.A. $7.4 million. Under the terms of our agreement with Maritima SIPSA S.A., such entity pays us fees on a monthly basis that we record as charter revenue excluding any time and expenses incurred while the vessel is in drydock or undergoing major repairs resulting from accidents. For the years ended December 31, 2004 and 2003, this charter revenue amounted to approximately $2.5 million and $2.0 million, respectively. We are obligated to repurchase the Princess Marina from Maritima SIPSA S.A. in June 2006 at a purchase price of $7.7 million, payable in $0.3 million in cash and the balance through the cancellation of indebtedness Maritima SIPSA S.A. owes to us.

     We and our subsidiaries also contract with related parties for various services. Certain of our respective owning/operating subsidiaries have contracted with Oceanmarine for administrative services. Oceanmarine is indirectly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. We pay Oceanmarine a monthly fee of $10,000 per oceangoing vessel for these services. For the years ended December 31, 2004, 2003 and 2002, these payments to Oceanmarine amounted to approximately $0.7 million, $1.2 million and $1.3 million, respectively. Certain of our owning/operating subsidiaries have contracted with Ravenscroft for ship management services for the vessels used in our Ocean Business. Ravenscroft is indirectly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay Ravenscroft a monthly fee of $12,500 per oceangoing vessel, plus certain other expenses. For the years ended December 31, 2004, 2003 and 2002, these payments to Ravenscroft amounted to approximately $0.8 million, $1.6 million and $1.9 million, respectively. Ship management responsibilities for our vessels used in the River Business, including the river barges and push boats chartered by certain of our subsidiaries in the Ocean Business to UABL, are performed by Lonehort Inc., a subsidiary of UABL. Prior to our acquisition of the remaining 50% interest in UABL on April 23, 2004, Lonehort Inc. was treated as a related party. For the years ended December 31, 2004, 2003 and 2002, ship management fees paid to and accrued for Lonehort S.A. amounted to $1.7 million, $6.7 million and $6.6 million, respectively. During the years ended December 31, 2003 and 2002 we outsourced freight from UABL for $0.04 million and $0.8, respectively. Besides the expenses recovery from UABL totaled $0.1 million, $0.9 million and $0.5 million for the years ended December 31, 2004, 2003 and 2002 and the administrative services fees to UABL totaled $0.09 million $0.3 million and $0.3 million during the years ended December 31, 2004, 2003 and 2002, respectively.

     Pursuant to an agency agreement with us, I. Shipping Services S.A. has agreed to perform the duties of port agent for us in Argentina. I. Shipping Services S.A. is indirectly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay I. Shipping Services S.A. fees ranging from $800 to $1,875 per port call. For each of the years ended December 31, 2004, 2003, and 2002 the amounts paid and/or accrued for such services amounted to $0.02 million, $0.1 million and $0.2 million, respectively. We believe that payments made under the above agreements reflect market rates for the services provided.

     Ravenscroft occasionally performs ship brokering services on our behalf. We pay Ravenscroft industry standard rates for such services when used. For the years ended December 31, 2004, 2003 and 2002 , ship broker fees paid to and accrued for Ravenscroft for such services amounted to $0.7 million, $0.4 million and $0.2 million, respectively.

     In October 2001, we sold Venecia, a wolly owned subsidiary, to a related party, Windsor Financial Services Inc., at its bok value with a remaining balance of $ 0.8 million and 1.2 million as of December 31, 2004 and 2003, respectively.

     In October 2004, we purchased, through a subsidiary, 99.99% of Parque Ecologico Industrial Altamira S.A. (PEISA) for $2,000 from a related party of its shareholder, LAIF. The only asset of PEISA is land for expansion of the maritime oil products terminal in Mexico.

     On June 25, 2003 we signed an administration agreement with UP Offshore. Under this agreement we agree to assist UP Offshore by providing management services required by the latter, including providing the services of the Chief Executive Officer and to provide ongoing management and commercial advisory services up to 2013. The parties agreed that Ultrapetrol professional fees under this agreement shall be the 2% of UP Offshore annual EBITDA. None of such fees has been recognized in 2003 and 2004, because UP Offshore has not commenced its commercial operations.

     Certain of our directors and senior management hold similar positions with our related parties. Felipe Menendez R., who is our President, Chief Executive Officer and a director, is also a director of Oceanmarine, Maritima SIPSA S.A., Ravenscroft and I. Shipping Services S.A. Ricardo Menendez R., who is one of our directors, is also the President of Oceanmarine and I. Shipping Services S.A., a director of Maritima SIPSA S.A., and Chairman of the Board of Directors of Ravenscroft. Leonard J. Hoskinson, who is one of our directors, is also General Manager and a director of Ravenscroft. Although it is not their current intention to do so, in light of their positions with such entities, these officers and directors may experience conflicts of interest in selecting between our interests and those of Ravenscroft, Oceanmarine, Maritima SIPSA S.A. and I. Shipping Services Inc.

     Certain of our subsidiaries repurchased approximately $12.4 million of our Prior Notes in the secondary market. We canceled these repurchased notes prior to the closing of the offering of our New Notes.

     Prior to the commencement of the offering of our New Notes, an affiliate of one of our shareholders, who also purchased New Notes in the offering, provided advice to the initial purchaser on the terms and structure of the proposed offering for which it was paid a fee of $0.5 million.

     In connection with the registration of the new notes, we and the subsidiary guarantors have appointed Ravenscroft as an authorized representative in the United States for a fee plus reimbursement of expenses. We and the subsidiary guarantors will also indemnify Ravenscroft of its services as authorized representative.

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

     As of the date of this report, there is no active trading market within or outside the United States for our Registered Notes. The registration statement covering $180,000,000 in aggregate principal amount of our 9 % First Preferred Ship Mortgage Notes due 2014 was declared effective by the Securities and Exchange Commission on March 4, 2005, and we then offered the Registered Notes in exchange for all the New Notes. The offer to exchange closed April 8, 2005 and all New Notes were exchanged for Registered Notes.

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

C.   MATERIAL CONTRACTS

     Not applicable

D.   Exchange Controls

     We are incorporated as an International Business Company, or IBC, in the Commonwealth of The Bahamas. Under the International Business Companies Act, (Chapter 309 of the Statute Laws of The Bahamas, 2000 Edition), or the IBC Act, provides that so long as our operations are conducted exclusively overseas, we are exempt from the Exchange Control Regulations Act, (Chapter 360 of the Statute Laws of The Bahamas, 2000 Edition) (the "ECR Act"), and any regulations made thereunder. Accordingly, the import or export of capital and the remittance of dividends, interest or other payments to non-resident holders of our securities will not require the prior approval of The Central Bank of the Bahamas, or the Central Bank, other than in respect of local Bahamian currency. However, the prior approval of the Central Bank must be obtained in respect of our operations that will not be exclusively overseas.

     With regard to an IBC whose operations are exclusively overseas, the transfer of shares between non-resident persons and the issuance of shares to or by such persons may be effected without specific consent under the ECR Act, and any regulations made thereunder. Issues and transfers of shares involving any person regarded as resident in The Bahamas for Exchange Control purposes require specific prior approval under the ECR Act and any regulations made thereunder.

     The IBC Act states that an IBC shall be exempt for a period of twenty years from its date of incorporation from any business licence fee, corporation tax, capital gains tax or any other tax on income or distributions accruing to such IBC provided that the IBC is not resident for Exchange Control purposes. There is a tax information exchange agreement between the United States and the Bahamas that came into effect in relation to criminal tax matters for the taxable period commencing in January 2004 and that comes into effect in relation to civil matters for the taxable period commencing in January 2006. That arrangement cannot be used by the United States in relation to persons that do not have U.S. tax liability. Further, there are anti-third party provisions, which means that the U.S. cannot share this information with any other country or its agents or employees.

E.   TAXATION

     We have been advised by our Argentinean counsel, Perez Alati, Grondona, Benites, Arnsten & Martinez de Hoz, that there is some uncertainty under Argentinean law as to whether payments of interest by Ultrapetrol S.A., our Argentinean subsidiary, under its guarantee of our Registered Notes, may be subjected to Argentinean income tax withholding. Perez, Alati. have advised us that payments by Ultrapetrol S.A. made in respect of interest on our Registered Notes might be subject to withholding imposed by Argentinean taxing authorities. They have advised us that the withholding determination would depend on whether the Argentinean taxing authorities view such guarantee payments as equivalent to loan interest payments.

     Certain of our subsidiaries who are guarantors of our Registered Notes are incorporated in Panama. We have been advised by our Panamanian counsel, Tapia, Linares y Alfaro, that there are no taxes or withholding provisions of any nature to which United States holders of our Registered Notes are subject under the laws of Panama in respect of any payments that might be made by our Panamanian subsidiaries under their guarantees of our Registered Notes.

     We have been advised by our Bahamas counsel, Higgs & Johnson, that there are presently no tax or withholding provisions of the Commonwealth of The Bahamas to which any United States holders of our Registered Notes would be subject.

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

     Exposure To Interest Rates. Short-term variable rate debt, comprised approximately $6.2 million of our total debt as of December 31, 2004, including accrued interest. Long-term variable rate debt, comprised approximately $27.9 million of our total debt as of December 31, 2004. Our variable rate debt had an average interest rate of approximately 5.5% as of December 31, 2004. A hypothetical 1.0% increase in interest rates on $34.1 million of debt would cause our interest expense to increase on average approximately $0.3 million per year over the term of the loans, with a corresponding decrease in income before taxes.

ITEM 12 - DESCRIPTION OF SECURITIES

     Not Applicable.

                                     PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable.

ITEM 15 CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

     Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

Changes in Internal Controls

     There have been no significant changes in our internal controls or in other factors that could have significantly affected those controls subsequent to the date of our most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

     The Company's equity securities are not publicly traded, and its obligations and duties to Note holders are defined in the indenture to the Registered Notes. Accordingly, the Company is not required to appoint an audit committee or select a financial expert. The Board of Directors does not believe that the role played by an audit committee as defined in the Sarbanes Oxley Act. and other regulations in force is applicable to the Company at this time.

ITEM 16B CODE OF ETHICS

     The Company's equity securities are not publicly traded, and its obligations and duties to Note holders are defined in the indenture to the Registered Notes. Accordingly, the Company has not adopted a business code of ethics because the Board of Directors does not believe that role played by a business code of ethics is applicable to the Company.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Pistrelli, Henry Martin y Asociados S.R.L. member of Ernst & Young Global is the independent accounting firm that audits the financial statements of the Company and its subsidiaries and is the principal accountant for the audit of the Company.

     Aggregate fee for professional services rendered for the Company by Pistrelli, Henry Martin y Asociados S.R.L. in 2004 and 2003 were:

                                    2004                     2003
                                      (Dollars in thousands)

           Audit fees            $440                       $200
           Tax fees               $27                         $8

     Audit fees include fees associated with the annual audit of the Company and subsidiaries, statutory audits required internationally, comfort letters and SEC filings. Tax fees relate to transfer pricing analysis.

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

(a)  Total number of shares purchased: 537.144

(b) Average price paid per share: $37,85 (Price with the related expenses to this transaction) bare price 37,65

(c) Total number of Shares purchased as part of publicly announced plan or program: N/A

(d) Maximum number (or approx. dollar value) of Shares that may be purchased under the plan or program: N/A

                                    PART III

ITEM 17 - FINANCIAL STATEMENTS

     Not Applicable.

ITEM 18 - FINANCIAL STATEMENTS

     The following financial statements listed below and set forth on pages F-1 through F-30, together with the report of independent registered public accounting firm are filed as part of this annual report:

Index to Financial Statements of Ultrapetrol (Bahamas) Limited and Subsidiaries

       Report of independent registered public accounting firm          F-1

       Consolidated Balance Sheets as of December 31, 2004 and 2003     F-3

       Consolidated statements of operations for the years ended
       December 31, 2004, 2003 and 2002                                 F-4

       Consolidated statements of changes in shareholders' equity
       for the years ended December 31, 2004, 2003 and 2002             F-5

       Consolidated statements of cash flows for the years ended
       December 31, 2004, 2003 and 2002                                 F-6

       Notes to consolidated financial statements for the years ended
       December 31, 2004, 2003 and 2002                                 F-7

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES:


     We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries, as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.


Buenos Aires, Argentina              PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
   March 10, 2005                          Member of Ernst & Young Global



                                                  DANIEL G. MINENNA
                                                       Partner

                            ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                   CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

                 (stated in thousands of US dollars, except par value and share amounts)

                                                                          December 31,
                                                              ----------------- --------------------
                                                                     2004              2003
                                                              ----------------- --------------------
 ASSETS

   CURRENT ASSETS
     Cash and cash equivalents                                $      11,602      $       8,248
     Restricted cash                                                  2,975              1,155
     Investments                                                        217                194
     Accounts receivable, net of allowance for
       doubtful accounts of $739 and $1,142 in
       2004 and 2003, respectively                                    6,385              5,734
     Receivables from related parties                                 3,933              9,357
     Marine and river operating supplies                              2,194              1,009
     Prepaid expenses                                                 4,101              2,574
     Other receivables                                                5,724              4,624
                                                              ----------------- --------------------
       Total current assets                                          37,131             32,895
                                                              ----------------- --------------------
   NONCURRENT ASSETS

     Dry dock                                                        11,716              3,492
     Other receivables                                                7,944              6,414
     Receivables from related parties                                 2,540                  -
     Property and equipment, net                                    160,535            120,803
     Restricted cash                                                 30,010             16,461
     Investment in affiliates                                        15,607             25,729
     Other assets                                                     8,165              2,367
                                                              ------------------ -------------------
       Total noncurrent assets                                      236,517            175,266
                                                              ------------------ -------------------
       Total assets                                           $    273,648       $    208,161
                                                              ================== ===================

 LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES

     Accounts payable and accrued expenses                    $      11,487      $       4,991
     Payables to related parties                                        768              1,655
     Other financial debt                                            10,108             10,462
     Current portion of capital lease obligation                        695                  -
     Other payables                                                     632                371
                                                              ------------------ -------------------
       Total current liabilities                                     23,690             17,479
                                                              ------------------ -------------------
   NONCURRENT LIABILITIES

     Long-term notes                                                180,000            128,341
     Other financial debt, net of current portion                    29,430             17,011
     Capital lease obligation, less current portion                     180                  -
     Account payable and accrued expenses                               219                  -
                                                              ------------------ -------------------
       Total noncurrent liabilities                                 209,829            145,352
                                                              ------------------ -------------------
       Total liabilities                                      $    233,519       $    162,831
                                                              ------------------ -------------------
   MINORITY INTEREST                                          $       6,468      $     16,716
                                                              -------------------------------------

   MINORITY INTEREST SUBJECT TO PUT RIGHTS                    $       4,751      $       4,821
                                                              ------------------ -------------------
   SHAREHOLDERS' EQUITY

     Common stock, $.01 par value: authorized
        shares 2,134,452, issued and outstanding
        2,109,240                                                        21                 21
     Treasury stock                                                 (20,332)           (20,332)
     Additional paid-in capital                                      68,884             68,884
     Accumulated deficit                                            (19,863)           (25,002)
     Accumulated other comprehensive income                             200                222
                                                              ------------------ -------------------
     Total shareholders' equity                               $     28,910       $     23,793
                                                              ----------------- -------------------
   Total liabilities, minority interests and
      shareholders' equity                                     $    273,648       $    208,161
                                                               ================= ===================

                                            See accompanying notes.


          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

    (stated in thousands of US dollars, except par value and share amounts)

                                                                              Year ended December 31,
                                                               -------------------------------------------------------
                                                                     2004              2003               2002
                                                               ---------------- ------------------- ------------------
REVENUES

    Revenues form third parties                                $     89,956      $     62,996       $     63,152
    Revenues from related parties                                     5,204            12,237              9,972
                                                               ---------------- ------------------- ------------------
    Total revenues                                                   95,160            75,233             73,124
                                                               ---------------- ------------------- ------------------

OPERATING EXPENSES (1)

    Voyage expenses                                                 (15,923)          (12,644)           (10,185)
    Running costs                                                   (24,892)          (28,659)           (27,397)
    Amortization of dry dock                                         (5,195)           (7,232)            (8,839)
    Depreciation of property and equipment                          (13,493)          (15,335)           (15,968)
    Management fees to related parties                               (1,513)           (2,863)            (3,176)
    Administrative and selling expenses                              (7,494)           (4,955)            (3,642)
    Loss on involuntary conversion of Argentine receivables               -                 -             (2,704)
    Other operating income (expenses)                                   784            (2,124)             1,741
                                                               ---------------- ------------------- ------------------
                                                                    (67,726)          (73,812)           (70,170)
                                                               ---------------- ------------------- ------------------
  Operating profit                                                   27,434             1,421              2,954
                                                               ---------------- ------------------- ------------------

OTHER INCOME (EXPENSES)

    Financial expense                                               (16,134)          (16,207)           (16,763)
    Financial gain on extinguishment of debt                          1,344             1,782                  -
    Financial loss on extinguishment of debt                         (6,422)                -                  -
    Financial income                                                    119               201                326
    Investment in affiliates                                            406             3,140                (45)
    Other income (expenses)                                             174              (337)               (43)
                                                               ---------------- ------------------- ------------------
    Total other expenses                                            (20,513)          (11,421)           (16,525)
                                                               ---------------- ------------------- ------------------

  Income (loss) before income taxes and minority interest             6,921           (10,000)           (13,571)

    Income taxes                                                       (642)             (185)              (150)

    Minority interest                                                (1,140)           (1,333)              (132)
                                                               ---------------- ------------------- ------------------
  Net income (loss)                                            $      5,139     $     (11,518)      $    (13,853)
                                                               ================ =================== ==================

    (1) In addition to management fees to related parties, operating expenses included $1,757, $6,833 and $7,669 in 2004, 2003, and 2002, respectively, related principally to ship management fees due to related parties.

                             See accompanying notes.



                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                       (stated in thousands of US dollars)


                                                                                Accumulated
                                                        Additional                other
                                              Common     paid-in      Treasury  comprehensive  Accumulated
Balance                                       stock      capital      stock        income       deficit       Total
-------                                       -----      -------      -----        ------       -------       -----

December 31, 2001                             $   20   $   67,781  $ (20,332)     $   -        $      369    $  47,838

-        Capital stock increase                    1        1,103          -          -                 -        1,104
-        Net loss and comprehensive loss           -            -          -          -           (13,853)     (13,853)
                                            ----------------------------------------------------------------------------

December 31, 2002                                 21       68,884    (20,332)         -           (13,484)      35,089

Comprehensive loss:
-        Changes in value of derivatives           -            -          -        222                 -          222
-        Net loss                                  -            -          -          -           (11,518)     (11,518)
                                            ----------------------------------------------------------------------------

Total comprehensive loss                           -            -          -          -                 -      (11,296)
                                            ----------------------------------------------------------------------------

December 31, 2003                                 21       68,884    (20,332)       222           (25,002)      23,793

Comprehensive income:
-        Changes in value of derivatives           -            -          -        (22)                -          (22)
-        Net income                                -            -          -          -             5,139        5,139
                                            ----------------------------------------------------------------------------

Total comprehensive income                         -            -          -          -                 -        5,117
                                            ----------------------------------------------------------------------------

December 31, 2004                             $   21   $  68,884  $  (20,332)     $ 200        $  (19,863)   $  28,910
                                            ============================================================================

                             See accompanying notes.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                       (stated in thousands of US dollars)

                                                                                     Year ended December 31,
                                                                           --------------------------------------------
                                                                               2004           2003           2002
                                                                           --------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income (loss)                                                       $   5,139       $ (11,518)     $ (13,853)

   Adjustments to reconcile net income (loss) to net
    cash provided by operating  activities:
     Depreciation of property and equipment                                   13,493          15,335         15,968
     Amortization of dry dock                                                  5,195           7,232          8,839
     Expenditures for drydocking                                             (11,139)         (3,580)        (6,005)
     Note issuance expenses amortization                                         568             585            585
     Minority interest in equity of subsidiaries                               1,140           1,333            132
     Financial gain on extinguishment of debt                                 (1,344)         (1,782)             -
     Financial loss on extinguishment of debt                                  6,422               -              -
     (Gain) loss from disposal of property and equipment                         (41)          3,686          1,575
     Net (gain) loss from investment in affiliates                              (406)         (3,140)            45
     Allowance for doubtful accounts                                             355             882            322

   Changes in assets and liabilities, net of the effects from purchase of UABL
      Limited and UABL Terminals companies:
       (Increase) decrease in assets:
          Accounts receivables                                                 5,365           1,028          2,998
          Due from affiliates                                                  3,783           5,518          4,564
          Marine and river operating supplies                                    405             583            (79)
          Prepaid expenses                                                      (994)            725            495
          Other receivables                                                     (318)           (568)            94
       Increase (decrease) in liabilities:
          Accounts payable and accrued expenses                                1,801           1,404            (95)
          Due to affiliates                                                   (3,498)          1,387         (7,998)
          Other payables                                                        (251)           (363)           558
          Other                                                               (2,546)           (145)           245
                                                                           --------------------------------------------
          Net cash provided by operating activities                           23,129          18,602          8,390
                                                                           --------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property and equipment                                        (59,934)        (17,089)       (17,690)
   Proceeds from disposals of property and equipment                           6,430          14,423          1,867
   Decrease (increase) in loan to affiliate                                        -          (1,750)           480
   Purchase of UABL and UABL Terminals companies net of cash acquired         (1,713)              -              -
   Investment in affiliates                                                   (1,542)              -              -
   Other                                                                        (797)              -            (80)
                                                                           --------------------------------------------
          Net cash used in investing activities                              (57,556)         (4,416)       (15,423)
                                                                           --------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Minority interest in equity of subsidiaries                                17,959          16,192          3,300
   Proceeds from long-term financial debt                                     27,700               -         11,032
   Proceeds from 2014 Senior Notes                                           180,000               -              -
   Payments of deferred financing costs under 2014 Senior Notes               (6,655)              -              -
   Payments of 2008 Senior Notes                                            (131,502)         (4,754)             -
   Payments of long-term financial debt                                      (39,149)         (4,946)        (3,320)
   Proceeds from issuance of redeemable preference shares of subsidiary        3,000               -              -
   Increase in restricted cash                                               (13,333)        (15,954)        (1,662)
   Capital contribution                                                            -               -          1,104
   Funds used in acquisition of treasury stock                                     -          (1,200)        (4,400)
   Other                                                                        (239)              -           (169)
                                                                           --------------------------------------------
          Net cash provided by (used in) financing activities                 37,781         (10,662)         5,885
                                                                           --------------------------------------------
          Net increase (decrease) in cash and cash equivalents                 3,354           3,524         (1,148)
          Cash and cash equivalents at the beginning of year               $   8,248      $    4,724      $   5,872
                                                                           --------------------------------------------
          Cash and cash equivalents at the end of year                     $  11,602      $    8,248      $   4,724
                                                                           ============================================
                             See accompanying notes.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (stated in thousands of US dollars, except otherwise indicated)

1.   CORPORATE ORGANIZATION

     Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

     The Company is a diversified ocean and river transportation company involved in the carriage of dry and liquid cargoes. In its Ocean Business, it is an owner and operator of oceangoing vessels that transport petroleum products and dry cargo around the world. In its River Business is operator of river barges and push boats in the Hidrovia region of South America, a region on navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In addition we recently made an investment in an offshore services transportation company, which will commence operations in 2005.

     On June 28, 2001, the Company issued 138,443 new shares for $5,295 which were totally subscribed by Los Avellanos, one of the Company's original shareholders and was paid $3,297 in 2001 and $1,104 in 2002 and the balance are payable in July 2005. As of December 31, 2004 and 2003 the outstanding payment was $894 and was shown as a reduction of shareholders' equity. The Company has an option to repurchases 25,212 of its shares for a total price of $894 from Inversiones Los Avellanos S.A. until July 31, 2005.

     As of December 31, 2004 the shareholders of Ultrapetrol Bahamas are Solimar Holdings LDC, Inversiones Los Avellanos S.A. and Avemar Holdings (Bahamas), a wholly owned subsidiary of the Company (see Note 13), in the proportion of 46.66%, 28.17% and 25.17%, respectively. Since Avemar Holdings (Bahamas) granted an irrevocable proxy to Inversiones Los Avellanos S.A. in full for all of its voting powers related to its interest in the Company, as of December 31, 2004, Inversiones Los Avellanos S.A. held 53.30% of the Company's voting rights.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a)   Basis of presentation and principles of consolidation

          The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

          The consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

          The consolidated statements of operations and cash flows for 2003 and 2002 have been reclassified to conform with the 2004 presentation of certain items.

     b)   Cash and cash equivalents

          The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market instruments and overnight investments. The credit risk associated with cash and cash equivalents is considered low due to the high credit quality of the financial institutions. c) Restricted cash

          At December 31, 2004 and 2003 current restricted cash consisted in cash generated from the operations of our Cape Pampas vessels (see
          Note 6) and our river fleet required to fund the next installment under the debt agreements. As of December 31, 2003 the noncurrent restricted cash consisted to the proceeds from the sales of our single-hull vessels (see Note 5) to which under the terms and conditions of the Prior Notes, should only be used to acquire another vessels to guarantee the Prior Notes. As of December 31, 2004 the noncurrent restricted cash consisted on $30 million from the proceeds of the issuance of the 9% First Preferred Ship Mortgage Notes due 2014, which will be released in connection with the acquisition by the Company of additional vessels upon satisfaction of certain conditions (see Note 6).

     d)   Accounts receivables

          Substantially all of the Company's accounts receivable are due from international oil companies and traders. The Company performs ongoing credit evaluations of its trade customers and generally does not require collateral. Expected credit losses are provided for in the consolidated financial statements.

          Changes in the allowance for doubtful accounts for the three years ended December 31, 2004, were as follow:

                                           2004          2003          2002
                                           ----          ----          ----

          Balance at January 1          $  1,142       $   810       $  540
          Provision                          679           882          322
          Recovery                          (324)            -            -
          Amounts written off               (758)         (550)         (52)
                                       ---------      --------      ---------
          Balance at December 31        $    739       $ 1,142       $ 810
                                       =========      ========      =========

     e)   Insurance claims receivables

          Insurance claims receivables represent costs incurred in connection with insurable incidents for which the Company expects it is probable it will be reimbursed by the insurance carriers, subject to applicable deductibles. Deductible amounts related to covered incidents are generally expensed in the period of occurrence of the incident. Expenses incurred for insurable incidents in excess of deductibles are recorded as receivables pending the completion of all repair work and the administrative claims process. The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance clubs in which the Company participates. Insurance claims receivable, included in other receivables in the accompanying balance sheets, amounts $10,318 and $8,784 at December 31, 2004 and 2003, respectively.

     f)   Marine and river operating supplies

          Such amounts consist of fuel and supplies that are recorded for at the lower of cost or market and are charged to operating expenses as consumed.

     g)   Property and equipment, net

          Vessels and equipment are stated at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs. Depreciation is computed net from the estimated scrap value and is recorded using the straight-line method over the estimated useful lives of the assets. At the time property is disposed of, the assets and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded in other operating income (expense). Major renewals and betterments that extend the life of the vessels and equipment are capitalized. Interest incurred on debt related to newbuild vessels is capitalized. Maintenance and repairs are expensed as incurred except for drydocking expenditures.

          Listed below are the estimated useful lives of vessels and equipment:

                                                            Useful lives
                                                             (in years)
                                                             ----------

           Ocean-going vessels                                     24
           River barges and push boats                             35
           Furniture and equipment                              5 to 10

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

     h)   Dry dock costs

          The Company's vessel must be periodically drydocked and pass inspections to maintain its operating classification, as mandated by maritime regulations. Costs incurred to drydock the vessel is deferred and amortized over the period to the next drydocking, generally 24 to 36 months. Drydocking costs are comprised to painting the vessel hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards. At the time vessel is disposed of, the vessels and related accumulated amortization are removed from the accounts, and any resulting gain or loss is recorded in other operating income (expense).

     i)   Investments in affiliates

          These investments are accounted for by the equity method.

     j)   Other assets

          This account includes costs incurred to issue debt net of amortization costs and are being amortized over the debts term.

     k)   Accounts payable and accrued expenses

          Accounts payable and accrued expenses included in current liabilities as of December 31, 2004 and 2003 consist of insurance payables, operating expenses, customers advanced collected, among others.

     l)   Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the years. Significant estimates have been made by management, including the allowance for doubtful accounts, useful lives and valuation of vessels, realizability of deferred tax assets and certain accrued liabilities. Actual results may differ from those estimates.

     m)   Revenues

          Revenue is generally recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Revenues are earned under time charters, bareboat charters, consecutive voyage charters or affreightment/voyage contracts. Revenue from time charters and bareboat charters is earned and recognized on a daily basis. Revenue and voyage expenses for the affreightment contracts and consecutive voyage charters are recognized based upon the percentage of voyage completion. The percentage of voyage completion is based on the number of voyage days worked at the balance sheet date divided by the total number of days expected on the voyage.

     n)   Foreign currency translation

          The Company uses the US dollar as its functional currency. Operations denominated in other currencies are remeasured into US dollars in accordance with SFAS No. 52, Foreign Currency Translation ("SFAS 52"). Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month. Translation gains and losses resulting from changes in exchange rates for each year are included in the accompanying consolidated statements of operations.

     o)   Comprehensive Income (Loss)

          SFAS No. 130 Reporting Comprehensive Income ("SFAS 130"), establishes standards for the reporting and display of comprehensive income
          (loss), which is defined as the change in equity arising from non-owner sources. Comprehensive income (loss) is reflected in the consolidated statement of shareholders' equity. In addition, to net income (loss), total comprehensive income (loss) includes a loss of foreign currency forward contract of $22 in 2004 and a gain of $222 in 2003.

     p)   Fair value of financial instruments

          The following methods and assumptions were used to estimate the fair value of financial instruments included in the following categories:

          - Cash, cash equivalents, accounts receivables, accounts payables and accrued liabilities: the carrying amounts reported in the balance sheet approximate fair value due to the short-term nature of such instruments.

          - Long-term notes as of December 31, 2003: the fair value has been valued at the discounted amount of future cash flows at market interest rates current available to the Company for loans with similar terms.

          - Long-term notes as of December 31, 2004, other financial debt and capital lease obligations: the carrying amounts reported in the balance sheet approximate fair value as the interest rates either adjust based on LIBOR, or in the case of fixed rate borrowings, such rate approximates the Company's current borrowing rate.

          The following table presents the carrying value and fair value of the financial instruments at December 31.


                                                                 As of December 31,
                                                        2004                         2003
                                                        ----                         ----

                                                Carrying      Fair          Carrying         Fair
                                                 value        value          value           value
                                                 -----        -----          -----           -----
          Assets

          Windsor Financial Services
          Inc. note receivable (Note 9)         $     834      $      834      $   1,234     $    1,234
          Forward contract                              -               -            606            606

          Liabilities

          Notes (Note 6)                          181,620         181,620        131,708         93,206
          Other financial debt (Note 6)            37,918          37,918         24,106         24,106
          Capital lease obligation (Note 7)     $     875       $     875      $       -     $        -

          q)   Other operating income (expense)

          For the three years ended December 31, 2004, this account includes:

                                                 2004        2003        2002
                                                 ----        ----        ----

           Gain (Loss) on vessels disposal      $    41   $ (3,686)    $(1,575)
           Claims against insurance companies       743      1,562       3,316
                                               --------   --------     --------
                                                $  784    $ (2,124)    $ 1,741
                                               ========   ========     ========

3.   NEW OPERATIONS AND ORGANIZATION OF NEW AFFILIATES

     a)   Acquisition of UABL and river fleet

          On April 23, 2004, the Company acquired in a series of related transactions, through two wholly owned subsidiaries from ACBL Hidrovias Ltd. ("ACBL"), the remaining 50% equity interest in UABL Limited and UABL Terminals that it did not own (together "UABL"). In addition, it acquired from the same vendor a fleet of 50 river barges and 7 push boats, which UABL Limited and its subsidiaries previously leased from ACBL, certain receivables and liabilities.

          UABL operates a river transportation business on the Parana, Paraguay and Uruguay rivers in Argentina, Bolivia, Brazil, Paraguay and Uruguay. As a result of the acquisition, the Company is the leading barge transportation company in South America, has consolidated its position in the river business through the Hidrovia and is well-positioned to grow. The results of UABL's operations have been consolidated in the consolidated financial statements since the date of acquisition.

          The aggregate purchase price was $26,100, including $24,100 in cash and 2,000 shares of ACBL acquired by the Company for $2,000 shortly before this transaction.

          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and allocation of purchase price at the date of acquisition.

           Current assets                                          $   10,472
           Property and equipment:
           |X|      Fair value                        $   68,627
           |X|      Re-allocation of purchase credit     (34,497)      34,130
                                                     -----------
           Other noncurrent assets                                      3,967
                                                                   -----------
                 Total assets acquired                                 48,569
                                                                   -----------
           Current liabilities                                         (8,592)
           Noncurrent liabilities                                     (13,877)
                                                                   -----------
                 Total liabilities assumed                            (22,469)
                                                                   -----------
                 Total purchase price                              $   26,100
                                                                   ===========

          If the transaction had been consummated on January 1, 2003 the Company's unaudited pro forma revenues and net income (loss) for the years ended December 31, 2004 and 2003, would have been as shown below. However, such pro forma information is not necessarily indicative of what actually would have occurred had the transaction occurred on such date.

                                              For the year ended December 31,
                                                        (unaudited)
                                          -------------------------------------
                                                  2004                 2003
                                          -------------------- -----------------

          Revenues                          $   103,473          $  111,131
          Net income (loss)                 $     5,591          $   (6,543)

     b)   UP Offshore (Bahamas) Ltd. and subsidiaries

          In April 2002, the Company formed a company in Bahamas, named UP Offshore (Bahamas) Ltd (UP Offshore). The Company has a 27.78% interest in UP Offshore. UP Offshore has contracted for the construction of six Platform Supply Vessels (PSVs) whose deliveries are expected to commence in the second quarter of 2005. At December 31, 2004 the Company contributed $12,500. The Company has not guaranteed any debt of UP Offshore.

          UP Offshore was a restricted subsidiary under the indenture governing of the Notes due 2008, since the Company had the right to control its Board of Directors. Accordingly, the Company has consolidated UP Offshore' financial statements with its financial statements for 2003 and 2002. In connection with the discharge of the indenture governing the Notes due 2008, on November 24, 2004, the Company relinquished control of the Board of Directors of UP Offshore. Accordinly, UP Offshore is accounted for by the equity method since such date. As of December 31, 2004, the Company's investment in UP Offshore was $13,097 and is presented in investment in affiliates in the accompanying consolidated balance sheet.

     c)   UP River (Holdings) Ltd.

          On June, 2003, the Company sold to the International Finance Corporation (IFC) a 7.14% interest in UP River (Holdings) Ltd.

          Also, the Company agreed to pay to the IFC the 7.14% of the amount of the respective Charter Party Payments pursuant to the Charter Party Agreements between Ultrapetrol and UABL.

          In full consideration for (a) the sale of the shares, and (b) the right to receive a portion of the Charter Party Payments, the IFC paid to the Company $5 million.

          During the period beginning on December 31, 2009 and ending on December 31, 2010 the IFC will be able to exercise an option to put all of the shares of UP River (Holdings) Ltd. then owned by it to UP River (Holdings) Ltd. for an amount in cash equal to $5 million minus the amount of any cash received by IFC in respect of ownership of such shares (whether by dividend, proceeds from Charter Party Payments or otherwise) plus interest thereon, compounded annually calculated as a rate equal to LIBOR plus 200 basic points.

          Also, Ultrapetrol shall have the right, exercisable from time to time to purchase from the IFC all of the shares of UP River (Holdings) Ltd. then owned by IFC. The purchase price for the shares to be purchased, which shall be an amount sufficient to result in a realized internal return rate to the IFC on such shares equal to 18% per annum.

          As of December 31, 2004 and 2003, the Company presents $4,751 and $4,821, respectively, as a "Minority interest subject to put rights", which represents the initial proceeds received by the IFC plus accrued interest less Charter Party Payments made to the IFC.

4.   DRY DOCK

     The capitalized amounts in dry dock as of December 31, 2004 and 2003 were as follows:

                                                2004             2003
                                                ----             ----


      Original book value                    $    28,196      $   18,997
      Accumulated amortization                   (16,480)        (15,505)
                                             -----------      ------------
      Net book value                         $    11,716      $    3,492
                                             ===========      =============

5.   PROPERTY AND EQUIPMENT, NET

     The capitalized cost of all property and equipment and the related accumulated depreciation as of December 31, 2004 and 2003 were as follows:

                                          2004                 2003
                                    ----------------------------------------
                                             Original book value
                                    ----------------------------------------

      Ocean-going vessels              $    134,825          $    155,870
      River barges and pushboats            105,426                24,870
      Furniture and equipment                 4,672                   106
      Construction in progress                    -                14,309
      Land and operating base                 4,758                     -
      Prepayment to supplies                  1,242                     -
                                    ------------------- --------------------
      Total original book value             250,923               195,155
      Accumulated depreciation              (90,388)              (74,352)
                                    ------------------- --------------------
                                    ------------------- --------------------
      Net book value                   $    160,535          $    120,803
                                    =================== ====================

     As of December 31, 2004 the net book value of the assets pledged as a guarantee of the debt was approximately $152 million.

     During the last three years the Company sold certain older single hull tankers serving the regional trade of Argentina and Brazil. Gain or loss on disposal of such vessels is presented in other operating income (expense).

     During 2004 the Company incurred interest cost of $15,162 of which $685 was capitalized. During 2003 the Company incurred interest cost of $15,190.

6.   LONG-TERM DEBT AND OTHER FINANCIAL DEBT

     10.5% First Preferred Ship Mortgage Notes due 2008

     As of December 31, 2003 the aggregating outstanding amount related with its 10.5% First Preferred Ship Mortgage Notes due 2008 ("Notes due 2008") was $128,341, due in full in 2008.

     In connection with the issue of its 9% First Preferred Ship Mortgage Notes due 2014, the Company repaid all its Notes due 2008.

     9% First Preferred Ship Mortgage Notes due 2014

     On November 24, 2004 the Company completed the Offering of $180 million of 9% First Preferred Ship Mortgage Notes due 2014 (the "2014 Senior Notes"), through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S. The net proceeds of the offering were used to repaid the Notes due 2008, certain other existing credit facilities and to fund the Escrow Account.

     Interest on the 2014 Senior Notes is payable semi-annually on May 24 and November 24 of each year. The 2014 Senior Notes are senior obligations guaranteed by the majority of the Company's subsidiaries directly involved in our ocean business. The Notes are secured by first preferred ship mortgages on 16 vessels, 2 oceangoing barges and 193 river barges.

     The 2014 Senior Notes are subject to certain covenants, including, among other things, limiting the parent's and guarantees subsidiaries' ability to incur additional indebtedness or issued preferred stock, pay dividends to stockholders, make investments or sell assets, under certain conditions.

     On January 24, 2005 the Company filed a registration statement with the SEC to register substantially identical senior notes to be exchanged for the 2014 Senior Notes pursuant to a registration rights agreement, to allow the 2014 Senior Notes be eligible for trading in the public markets. On March 4, 2005 the registration statement was declared effective and the Company completed the exchange offer on April 8, 2005.

     At the time of the Offering, approximately $30,000, was deposited in an Escrow Account which will be released in connection with the acquisition by the Company of additional vessels upon the satisfaction of certain conditions. To the extent that after December 31, 2005 amounts on deposit in the Escrow Account exceed $1,000, the Company will be required to redeem as much principal amount of Notes as can be redeemed with such amounts on deposit at a redemption price equal to 101% of the principal amount of such Notes together with accrued and unpaid interest thereon to the date of such redemption.

     Although Ultrapetrol (Bahamas) Limited, the parent company, subscribed the issued Notes, principal and related expenses will be paid through funds obtained from the operations of the Company's subsidiaries.

     Early Extinguishment of Debt

     In connection with the 2014 Senior Notes offering, the Company paid $122,641 to redeem principal of its Notes due 2008. In addition, an early extinguishment premium of $4,600 was paid. Such premium and a $1,822 balance of unamortized deferred financial cost were charged to expenses for a total of $6,422 in 2004.

     Previously the Company recognized a gain on extinguishment of debt of $1,344 and $1,782 in 2004 and 2003, respectively related to the repurchases of its Notes due 2008.

     Loan Agreement with Deutsche Schiffbank Aktiengesellschaft ("DSB")

     On October 27, 2004, Braddock Shipping Inc. a 60% owned subsidiary ("Braddock"), entered into a $10 million loan agreement with DSB for the purpose of refinancing debt previously incurred in connection with the purchase of the vessel Cape Pampas. The loan accrues interest at LIBOR rate plus 1.625% per annum. The term of the loan is five years and is scheduled to be repaid in 20 quarter-annual installments, including a balloon payment of $2.5 million at maturity. The loan is secured by a mortgage on the Cape Pampas and a pledge of 100% of the stock of Braddock and is guaranteed by both the direct and indirect parents of Braddock.

     The loan also contains customary covenants that limit, among other things, Braddock's ability to incur additional indebtedness, grant liens over its assets, sell assets, pay dividends, repay indebtedness, make investments, merge or consolidate, change its lines of business, and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DSB may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires at all times that the vessels pledged as security have a fair market value of at least 150% of the then outstanding debt amount.

     Loan Agreements with IFC and KfW

     On December 17, 2002, UABL Barges, a subsidiary in the river business, entered into a loan agreement with the International Financial Corporation
     (IFC) in an aggregate principal amount of $20 million.

     This loan is divided into two tranches:

     - Tranche A, amounting to $15 million, is payable in 14 semiannual installments of 1,071 each, beginning on June 15, 2005 and ending on December 15, 2011 and accrues interest at LIBOR plus 3.75% per annum, and

     - Tranche B, amounting to $5 million, is payable in 10 semiannual installments of 500 each, beginning on June 15, 2005 and ending on December 15, 2009 and accrues interest at LIBOR plus 3.50% per annum.

     As of December 31, 2004 $15 million had been borrowed under the IFC Loan and remained outstanding. UABL Barges pays a fee of 0.50% per annum on the unused portion of the credit facility on a semiannually basis.

     In addition, on February 27, 2003, UABL Barges, a subsidiary in our river business, entered into a loan agreement with Kreditanstalt fur Wiederaufbau
     (KfW) in an aggregate principal amount of $10 million.

     This loan is payable in 10 semiannual installments of $1,000 each, beginning on June 15, 2005 and ending on December 15, 2009 and accrues interest at LIBOR plus 3.50% per annum.

     As of December 31, 2004 $7.5 million had been borrowed under the KfW Loan and remained outstanding. UABL Barges pays a fee of 0.50% per annum on the unused portion of the credit facility on a semiannually basis.

     Each of the IFC Loan and the KfW Loan is guaranteed by UABL Limited, the parent of UABL Barges. Each loan is also secured by mortgages on existing and future barges and push boats belonging to the subsidiaries of UABL Limited and by a stock pledge of 100% of the stock of UABL Barges. Each loan requires that at all times, the vessels pledged as security have a fair market value of at least 175% of the then outstanding loan amount. Each loan also contains certain restrictive covenants applicable to UABL Barges, including, among other customary covenants and restrictions: a minimum debt service coverage ratio not lower than 1.00; a limitation on the incurrence of additional debt; a limitation on making expenditures for assets; a prohibition on paying dividends or other distributions or repurchasing, redeeming or otherwise acquiring its stock without the consent of IFC or KfW, as applicable; a limitation on transactions with affiliates; and a limitation on selling, leasing, transferring, pledging or disposing of its assets. Each loan also contains customary events of default. If an event of default occurs and is continuing, IFC or KfW, as applicable, may require that the entire amount of the applicable loan be immediately repaid in full.

     In addition, as guarantor of the loans, UABL Limited is subject to certain restrictive covenants, including, among other customary covenants and restrictions: a minimum consolidated debt service coverage ratio of 1.25 until June 15, 2005, and 1.5 thereafter; a maximum consolidated debt to equity ratio of 1.0; a limitation on its or its subsidiaries incurrence of indebtedness; a limitation on it or its subsidiaries making expenditures for assets; a prohibition on its payment of dividends or other distributions, or the purchase, redemption or other acquisition of its shares of stock, unless the proposed distribution or payment is out of retained earnings; a limitation on its and its subsidiaries ability to enter into transactions with affiliates; and a limitation on its or its subsidiaries selling, transferring, pledging or disposing of their respective assets. Each loan also contains a limitation on changes of control, including the sale or pledge by Ultrapetrol (Bahamas) Limited of the stock it holds in the parent entities of UABL Limited.

     Neither UABL Barges nor UABL Limited, nor any subsidiaries of UABL Limited, will be a subsidiary guarantor of the 2014 Senior Notes. With IFC's and KfW's consent, approximately $16 million of barges owned by certain subsidiaries of UABL Limited will be pledged as collateral to secure the 2014 Senior Notes.

     During March 2003, UABL Paraguay S.A., a river subsidiary of the Company, entered into a fuel supply contract that could be considered as a "take or pay" contract. UABL Limited, the parent company of UABL Paraguay S.A. and our river subsidiary guaranteed the compliance with this contract and UABL S.A., a river subsidiary of the Company, mortgaged its port tug "San Jose V" to secure such contract. These facts resulted in the noncompliance with sections 16 (g) and (h) of the Guarantee Agreement by UABL Limited in favor of IFC and KfW. On February 18, 2004 (for the years 2003 and 2004) and on February 28, 2005 (for the year 2005), the IFC signed a waiver to sections 16 (g) and (h) of the Guarantee Agreement in order to allow UABL Paraguay S.A. to enter into the "take or pay" fuel supply contract, allow UABL S.A. to mortgage its port tug "San Jose V" as a security for the fuel supply contract and UABL Limited to guarantee the compliance with this contract. On February 12, 2004, KfW signed a waiver to sections 16 (g) and (h) of the Guarantee Agreement for the three years.

      Balances of financial debt as of December 31, 2004:

                                                                     Nominal value
                                                                ------------------------
                         Financial                                                         Accrued                   Average
                        institution / other          Due-year     Current    Noncurrent   interest     Total          rate
                        -----------------------------------------------------------------------------------------------------------
    Ultrapetrol Bahamas  Notes                         2014        $   -      $  180,000   $  1,620   $   181,620      9.00%
    Braddock             DSB                        Through 2010       2,000        8,000         78        10,078  Libor + 1.625%
    UABL Barges          IFC                        Through 2011       1,607        9,643         35        11,285  Libor + 3.75%
    UABL Barges          IFC                        Through 2009         750        3,000         11         3,761  Libor + 3.50%
    UABL Barges          KfW                        Through 2009       1,500        6,000         23         7,523  Libor + 3.50%
    UABL Paraguay        Citibank N.A.              Through 2010         247        1,235          -         1,482  Libor + 2.75%
    UABL Paraguay        Citibank N.A.              Through 2005         500            -          4           504      5.60%
    UABL Limited         Transamerica Leasing Inc.  Through 2006       1,733        1,552          -         3,285      8.00%
                                                                  -------------------------------------------------
    December 31, 2004                                               $  8,337   $  209,430   $  1,771   $   219,538
                                                                  =================================================
    December 31, 2003                                               $  7,024   $  145,352   $  3,438   $   155,814
                                                                  =================================================

     Aggregate annual future payments due on the long-term debt:

             Year ending December 31:
       --------------------------------------

                       2005                         $     10,108
                       2006                                8,156
                       2007                                5,104
                       2008                                5,104
                       2009                                5,104
                    Thereafter                           185,962
                                             -----------------------
                                       Total        $    219,538
                                             =======================

7.   COMMITMENTS AND CONTINGENCIES

     The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company's consolidated financial position or results of operations.

     Ursa and Valero Complaints

     On February 21, 2003, Ursa Shipping Ltd. ("Ursa") brought suit in the United States District Court for the District of New Jersey against M/T Princess Susana and Noble Shipping Ltd., "Noble", (a wholly owned subsidiary of the Company) seeking damages arising out of the delay in delivery of a cargo of Kirkuk crude oil to the Valero terminal in Paulsboro, New Jersey. Also in February, 2003, Valero Marketing and Supply Co. ("Valero") commenced an action against Noble. The Valero and Ursa complaints sought damages in excess of $9,000.

     On May 26, 2004 the parties reached a global settlement of all the issues in the litigation and full releases were exchanged. In connection with the settlement, among other things, Noble's protection and indemnity insurers paid $2,250 in full settlement of Valero's claims and Noble's freight and demurrage counterclaim was paid in the amount of $275. The matter is now fully concluded.

     Bahia Blanca Customs Dispute

     Ultrapetrol S.A., one of the Company's subsidiaries, is involved in a customs dispute with the Customs Authority of Bahia Blanca in Argentina over the alleged unauthorized operation of the Princess Pia in Argentina during 2001. As a result, the Customs Authority of Bahia Blanca issued a resolution claiming the equivalent to $1,610 as import taxes and the equivalent to $1,610 as fines. In response to said resolution, on March 16, 2004, Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court arguing that it did not breach any applicable customs laws since the Princess Pia operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities. Said appeal is pending resolution by the Argentine Tax Court. Based upon the facts and circumstances of the case, the existing regulations and applicable insurance coverage, the Company does not believe that the outcome of this matter should have a material impact on its financial position or results of operations.

     Brazilian Customs Dispute

     Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs tax authorities over the alleged infringement of customs regulations by the Alianza G3 and Alianza Campana (collectively, the "Vessel") in Brazil during 2004. As a result, the Brazilian Customs tax authorities commenced an administrative proceeding and applied the penalty of apprehension of the Vessel which required the Vessel to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum custom penalty that could be imposed would be confiscation of the Vessel, which is estimated by the Brazilian Customs tax authorities to be valued at $4,560. On the same day that Ultrapetrol S.A. presented its defense to this administrative proceeding, a writ of injunction was filed on behalf of Ultrapetrol S.A. seeking a judicial authorization allowing the return of the Vessel to Boias de Xareu, which is located almost 20 nautical miles from the Brazilian maritime coast, so the Vessel could resume its prior services. The preliminary injunction was granted by the court in favor of Ultrapetrol S.A. on September 17, 2004, conditioned on the weekly presentation of shipping letters describing the location of the Vessel.

     On February 22, 2005, the Company was notified of the decision that grounds on which the tax assessment was based were ratified. In response to this decision, on February 28, 2005, the Company presented a specific request for clarification of the decision. The Company simultaneously presented a petition to the Secretary of the Brazilian Internal Revenue Service requesting the replacement of the confiscation penalty applied to the vessel by a penalty corresponding to 1% (one percent) of the value of the vessel. Both of the Company request made on February 28, 2005 are still pending judgment.

     In case the Company is not successful on the merits, under applicable insurance coverage, it could request from The Standard Club, the Vessel's P&I insurer, an indemnity corresponding to the value of the Vessel. Based upon the facts and circumstances of the case, including the fact that the Vessel was operating under a specific written authorization officially granted by the Brazilian government, the existing regulations and applicable insurance coverage, the Company does not believe that the outcome of this matter should have a material impact on its financial position or results of operations.

     Capital Leases of UABL Paraguay

     UABL Paraguay, a subsidiary in our river business, leases a push boat and 16 barges under capital leases until 2006.

     Included in property and equipment at December 31, 2004 are a push boat and 16 barges under capital leases until 2006 of $2,798 net of accumulated depreciation of $551 and recorded depreciation expense in the amount of $104 on assets recorded under capital leases for the year ended December 31, 2004.

     Future minimum payments under capital leases with initial terms of one year or more consisted of the following as of December 31, 2004:

                 2005                               $           732
                 2006                                           183
                                                    -------------------
                                                    -------------------
                 Total minimum lease payments                   915
                 Amount representing interest                   (40)
                                                    -------------------
      Present value of net minimum lease payments
         (including current portion of $695)        $           875
                                                    ===================

     Fuel supply contract of UABL Paraguay

     In January 2005, UABL Paraguay, a river subsidiary of the Company, entered into a fuel supply contract. Under this contract, UABL Paraguay, has contracted to purchase a minimum amount of fuel per month through the year 2005 and to make a minimum annual payment of approximately $14 millions, whether or not it is able to take delivery. The minimum amount of fuel guaranteed is 36,000 cubic meter and is reasonable and used solely for the river subsidiaries operations. The price for the cubic meter is equivalent to the price in the international market plus a margin.

     Other

     As of December 31, 2004, we employed 88 land-based employees and approximately 381 seafarers as crew on our vessels. These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

8.   INCOME TAXES

     The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

     a)   Panama

          The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

     b)   Paraguay

          Two of the Company's subsidiaries, Parfina S.A. and Oceanpar S.A. are subject to Paraguayan corporate income taxes. In addition, since acquisition of UABL, four subsidiaries of UABL Limited, UABL Paraguay, Parabal S.A., Yataiti and Riverpar are subject to Paraguayan corporate income taxes.

     c)   Argentina

          Ultrapetrol S.A. is subject to Argentine corporate income taxes. Since the UABL acquisition, in addition to this subsidiary, two subsidiaries, UABL S.A. and Sernova S.A. are subject to Argentine corporate income taxes.

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

     d)   Chile

          Cor.Na.Mu S.A. is subject to Chilean corporate income taxes.

     e)   The United States

          Certain entities, defined as "Qualified Foreign Corporations", are exempt from United States of America ("U.S.") corporate income tax on U.S. source income from their international shipping operations ("shipping income"), pursuant to Section 883 of the US tax code. A corporation will be considered a Qualified Foreign Corporation if (i) its country of incorporation is a "Qualified Foreign Country" which, as defined, is a foreign country that exempts US corporations from income tax on its shipping income (the "Incorporation Test"), (ii) it meets the "Ultimate Owner Test", and (iii) it files a US Federal income tax return (Form 1120F) to claim the Section 883 exemption. A corporation meets the Ultimate Owner Test if (a) more than 50% of the value of its stocks is ultimately owned by "Qualified Shareholders" which, as defined, includes individuals who are tax residents of one or more Qualified Foreign Countries that exempt U.S. persons from tax on shipping earnings, (b) the scope of the exemption provided by such jurisdictions is broad enough to cover the type of shipping income (e.g. freight income, time charter hire or bareboat charter hire) earned by the foreign corporation and (c) the corporation obtains ownership statements, signed under penalties of perjury, from its beneficial owners and all intermediate owners, that enable the corporation to evidence that more than 50% of the value of its stock is ultimately owned by individuals who are tax residents of one or more foreign countries that exempt U.S. persons from tax on shipping earnings. For the years ended December 31, 2004, 2003 and 2002 Princely and Ultracape (Holdings) Ltd. satisfied the Incorporation Test because they are incorporated in Panama and Bahamas, respectively, which provide the required exemption to U.S. corporations as confirmed by Revenue Ruling 2001-48. In addition, we believe that each of Princely and Ultracape have obtained ownership statements from their ultimate individual owners and all intermediate owners to evidence that more than 50% of the value of their outstanding shares are ultimately owned by Qualified Shareholders. Consistent with the prior years, Princely and Ultracape will file IRS Form 1120F for the year 2004 to claim the Section 883 exemption.

          Based on the foregoing, the Company expects all of its income to remain exempt from U.S. income taxes.

          Ultrapetrol Bahamas accounts for income taxes under the liability method in accordance with SFAS No. 109 Accounting for Income Taxes.

          Under this method, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each period end. Deferred tax assets are recognized for all temporary items and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the asset will be realized.

The provision for income taxes (which includes TOMPI) is comprised of:

                                                                             For the year ended December 31,
                                                                ----------------------------------------------------------
                                                                       2004                2003               2002
                                                                ------------------- --------------------------------------
      Current expense                                           $       570          $     108         $      150
      Deferred                                                           72                  77               -
                                                                ------------------- --------------------------------------
                                                                $      642           $     185         $      150
                                                                =================== ======================================

     Ultrapetrol's pre-tax income for the three years ended December 31, 2004 was taxed in foreign jurisdictions (principally Argentina and Paraguay).

     Reconciliation of tax provision to taxes calculated based on the statutory tax rate is as follows:

                                                                            For the year ended December 31,
                                                                ---------------------------------------------------------
                                                                       2004               2003               2002
                                                                ------------------- ------------------ ------------------
      Pre-tax income (loss)                                     $     6,921          $ (10,000)        $  (13,571)
      Sources not subject to income tax (tax exempt income)          (7,468)             5,271              6,475
                                                                ------------------- ------------------ ------------------
                                                                       (547)            (4,729)            (7,096)
      Statutory tax rate                                                 35%                35%                35%
                                                                ------------------- ------------------ ------------------
      Tax benefit at statutory tax rate                                (192)            (1,655)            (2,484)

      Decrease in valuation allowance                                     -                (33)              (368)
      Effects of foreign exchange changes related to Argentine
         subsidiary                                                     527              1,873              2,887
      TOMPI                                                               -                  -                115
      Others                                                            307                  -                  -
                                                                ------------------- ------------------ ------------------
      Income tax provision                                      $      642          $      185         $      150
                                                                =================== ================== ==================

     As of December 31, 2004, Argentine subsidiaries had a consolidated credit related to TOMPI of $1,250 which expires $262 in 2010, $244 in 2011, $331 in 2012, $177 in 2013 and $236 in 2014.

     As of December 31, 2004, Argentine subsidiaries had accumulated net operating loss carryforwards ("NOLs") for a consolidated total of $2,463 that expire $643 in 2005, $46 in 2006 and $1,774 in 2009. The use of the NOLs will depend upon future taxable income in Argentina.

                                                         As of December 31,
                                                        ---------------------
                                                         2004         2003
                                                         ----         ----

     Deferred tax assets
         NOLs                                          $      886    $      -
         TOMPI credit                                       1,250         274
         Other, net                                           149         119
                                                       ----------    ----------
         Total deferred assets                         $    2,285    $    393

     Deferred tax liabilities
         Property and equipment                               793         339
         Dry dock                                             519         131
                                                       ----------    ----------
         Total deferred liabilities                    $    1,312    $    470
                                                       ----------    ----------
         Net deferred tax assets (liabilities)         $      973    $    (77)
                                                       ==========    ==========
9.   RELATED PARTY TRANSACTIONS

     As of December 31, 2004 and 2003, the balances of receivables from related parties, were as follows:

                                                         As of December 31,
                                                        ---------------------
                                                         2004         2003
                                                         ----         ----

    Current receivables:

    -     Ravenscroft Shipping Inc.                    $    2,533    $  3,966
    -     Maritima Sipsa S.A.                                 754       1,890
    -     Comintra                                            250           -
    -     Oceanmarine                                         204           -
    -     UP Offshore and its subsidiaries                     76           -
    -     UABL and its subsidiaries                             -       3,501
    -     Other                                               116           -
                                                       ----------    ----------
         Receivables from affiliates                   $    3,933    $  9,357
                                                       ==========    ==========

    Noncurrent loans:

    -     OTS S.A. (1)                                 $      260    $      -
    -     Puerto del Sur S.A. (2)                           2,280           -
                                                       ----------    ----------
                                                       $    2,540    $      -
                                                       ==========    ==========

     (1)  This loan accrues no interest and has no maturity date.

     (2) This loan accrues interest at a nominal interest rate of 3% per year, payable semiannually. The principal will be repaid in 8 equal semiannual installments, beginning on June 30, 2006.

     As of December 31, 2004 and 2003 the balance of payables to related parties was as follows:

                                                         As of December 31,
                                                        ---------------------
                                                         2004         2003
                                                         ----         ----


     -        Ravenscroft Shipping Inc.                $      587    $      -
     -        OTS S.A.                                        146           -
     -        UABL and its subsidiaries                         -       1,550
     -        Oceanmarine                                       -          98
     -        Other                                            35           7
                                                       ----------    ----------
          Payables to affiliates                       $      768    $  1,655
                                                       ==========    ==========

     For the three years ended December 31, 2004, the revenues derived from related parties were as follows:

                                                                           For the years ended
                                                                              December 31,
                                                        ----------------------------------------------------------
                                                               2004                2003               2002
                                                        ----------------------------------------------------------
     -        UABL and its subsidiaries                     $      2,737        $     10,284        $      9,972
     -        Maritima Sipsa S.A.                                  2,467               1,953                   -
                                                        ----------------------------------------------------------
                                                        ----------------------------------------------------------
                                                            $      5,204        $     12,237        $      9,972
                                                        ==========================================================

     Management fee and other services

     The Company through certain of its subsidiaries has contracted with Oceanmarine, a company under the same common control as Ultrapetrol, for certain administrative services. This agreement stipulates a fee of $10 per month and per vessel. Pursuant to the individual ship management agreement between Ravenscroft Ship Management Ltd., a Bahamas Corporation ("Ravenscroft Bahamas") under the same common control as Ultrapetrol, and the Company's relevant vessel-owning subsidiaries, Ravenscroft Bahamas has agreed to provide certain ship management services for all of the Company's vessels. Ravenscroft Bahamas has subcontracted the provision of these services to Ravenscroft Shipping Inc., a Miami-based related party of the Company. This agreement stipulates a fee of $12.5 per month and per vessel.

     Under these contracts, these related parties are to provide all services necessary for such companies to operate, including but not limited to crewing, insurance, accounting and other required services. Additionally, commissions and agency fees are paid to those related parties.

     For the three years ended December 31, 2004, management fees expensed to these related parties for such services amounted to:

                                                                     2004               2003                2002
                                                              ------------------- ------------------ -------------------
     Oceanmarine                                                 $          680      $        1,215     $        1,316
     Ravenscroft                                                            833               1,648             1,860
                                                              ------------------- ------------------ -------------------
     Total                                                       $        1,513      $        2,863     $        3,176
                                                              =================== ================== ===================

     Additionally, during December 2004 the Company paid in advance to Oceanmarine some administrative fees for the year 2005 for about $240. As of December 31, 2004, such amount was recorded in Prepaid expenses.

     For the years ended December 31, 2004, 2003 and 2002, Ravenscroft has provided certain other services to the Company in the amount of $694, $429 and $151, respectively.

     For the years ended December 31, 2004, 2003 and 2002, ship management fees expensed for Lonehort S.A., a shipping agent wholly owned by UABL, for vessel administration services amounted to $1,736, $6,691 and $6,599, respectively.

     During the years ended December 31, 2003 and 2002 the Company outsourced freight from UABL for $42 and $835, respectively. Besides the expense recovery from UABL totaled $131, $906 and $543 for the years ended December 31, 2004, 2003 and 2002 and the administrative services fees to UABL totaled $87, $348 and $348 during the years ended December 31, 2004, 2003 and 2002, respectively.

     Pursuant to an agency agreement with Ultrapetrol S.A., I. Shipping Services S.A., a company under the same common control as Ultrapetrol, has agreed to perform the duties of port agent for the Company in Argentina. For each of the years ended December 31, 2004, 2003 and 2002 the amounts expensed for such services amounted to $21, $100 and $235, respectively.

     Venecia stock sold

     In October 2001, the Company sold Venecia, a wholly owned subsidiary, to a related party, Windsor Financial Services Inc., at its book value with a remaining other receivable balance of $834 and $1,234 as of December 31, 2004 and 2003, respectively.

     Financial advisory services

     Prior to the commencement of the offering of its 2014 Senior Notes, an affiliate of one of Ultrapetrol shareholder, provided advice to the initial purchaser on the terms and structure of the proposed offering for which it was paid a fee of $500.

     In connection with the registration of the exchange notes, the Company and its subsidiary guarantors have appointed Ravenscroft as an authorized representative in the United States for a fee plus reimbursement of expenses. The Company and the subsidiary guarantors will also indemnify Ravenscroft of its services as authorized representative.

     Sale and repurchase of vessel Princess Marina

     In 2003 the Company entered into certain transactions to sell, and repurchase in 2006, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina.

     The combined effect of the sale at $15,100, repurchase at $7,700 and a loan granted to Maritima Sipsa S.A. for $7,400 resulted in no cash flow on consolidated basis at the time of execution. The loan is repaid to the Company on a quarterly basis over a three-year period ending in June 2006, when the vessel will be delivered to the Company.

     The transaction was recognized in the Company's statements of operations as a lease, reflecting quarterly payments as charter revenues for $2,467 and $1,953 in 2004 and 2003, respectively, while the vessel remains presented in the accompanying balance sheets as an asset.

     Administration agreement with UP Offshore

     On June 25, 2003 the Company signed an administration agreement with UP Offshore.

     Under this agreement Ultrapetrol agrees to assist UP Offshore by providing management services required by the latter, including providing the services of the Chief Executive Officer and to provide ongoing management and commercial advisory services up to 2013.

     The parties agreed that Ultrapetrol professional fees under this agreement shall be the 2% of UP Offshore annual EBITDA. None of such fees has been recognized in 2003 and 2004, because UP Offshore has not commenced its commercial operations.

     Acquisition of land for a maritime terminal in Mexico

     In October 2004 the Company through a subsidiary, purchased the 99.99% of Parque Ecologico Industrial Altamira S.A. (PEISA) for $2,000 from a related party of its shareholder, LAIF. The only asset of PEISA is a land for expansion of the maritime oil products terminal in Mexico.

10.  MAJOR CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK

     Major customers

     As of December 31, 2003 revenues from three customers of the Company represented approximately $20 million, $10 million and $9 million, respectively, of the Company's consolidated revenues. As of December 31, 2002 revenues from four customers of the Company represented approximately $30 million, $13 million, $10 million and $6 million, respectively, of the Company's consolidated revenues.

     Concentration of credit risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, investment, accounts receivable, receivables from affiliates and other receivables.

     The financial institutions are located in Argentina and the United States and the Company's cash management policy is designed to limit exposure to any one institution. As of December 31, 2004 the Company has restricted cash in Citibank N.A. for 327 and in All First Bank for 32,658.

     Concentrations of credit risk with respect to accounts receivable are limited due to the large number of entities comprising the Company's customer base and their credit rating.

     As of December 31, 2004 the Company's receivables from Windsor Financial Service Inc. amounted to 834.

      The Company does not require collateral for this or other receivables.

11.  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

     Since acquisition of UABL, the Company organizes its business and started to evaluate performance by its new three operating segments, ocean, river and offshore business. Prior to such acquisition the Company operated with no segments. The accounting policies of the reportable segments are the same as those for the consolidated financial statements (Note 2). The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

     Ocean business: consists of international and inland transportation of petroleum and dry-cargo products by oceangoing vessels owned by its subsidiaries.

     River business: consists of river transportation of refined petroleum and dry-cargo products by barges owned by its subsidiaries.

     Offshore business: consist of platform supply vessels to provide transportation services to the offshore petroleum exploration and production companies. Such vessels are currently under construction and expected to start operations in 2005.

     Ultrapetrol's oceangoing vessels operate on a worldwide basis and are not restricted to specific locations. Also, Ultrapetrol's river barges operate a river transportation business on the Parana, Paraguay and Uruguay rivers and part of River Plate in Argentina, Bolivia, Brazil, Paraguay and Uruguay. Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

                                                                             For year ended December 31,
                                                              ----------------------------------------------------------
                                                                     2004               2003                2002
                                                              ------------------- ------------------ -------------------
      Revenues (1)

      -        South America                                     $       39,871      $       23,739     $       54,184
      -        Europe                                                    30,356              21,349              5,317
      -        Asia                                                      21,647               5,188                  -
      -        Central America                                            3,286              10,351             10,129
      -        North America                                                  -              14,606              3,494
                                                              ------------------- ------------------ -------------------
                                                                 $       95,160      $       75,233     $       73,124
                                                              =================== ================== ===================
      (1)  Classified by country of domicile of charterers.

     Revenue by segment consists only of services provided to external customers, as reported in the consolidated statement of operations. Resources are allocated based on segment profit or loss from operations, after interest and taxes.

     Identifiable assets represent those assets used in the operations of each segment.

     The following schedule presents segment information about the Company's operations for the year ended December 31, 2004:

                                                   Ocean              River             Offshore
                                                 business            business           business             Total
                                             ------------------ -------------------------------------- ------------------
     Revenues                                  $       54,049     $       41,111     $            -      $       95,160
     Running and voyage expenses                       12,963             27,852                  -              40,815
     Depreciation and amortization                     13,483              5,205                  -              18,688
     Segment operating profit (losses)                 22,831              5,217               (614)             27,434
     Financial income                                     119                  -                  -                 119
     Financial expense                                 14,427              1,707                  -              16,134
     Financial gain on extinguishment
       of debt                                          1,344                  -                  -               1,344
     Financial loss on extinguishment
       of debt                                          6,422                  -                  -               6,422
     Income tax (provision) benefit                       265             (1,065)               158                (642)
     Segment assets                                   187,201             73,350             13,097             273,648
     Investments in affiliates                            145              2,365             13,097              15,607
     Additions to long-lived assets                     4,044             23,877             32,013              59,934
     Contributions to affiliates               $            -     $            -     $        1,542       $        1,542

     In 2004 revenues from one customer of Ultrapetrol ocean and river business represents approximately $31 million of the Company's consolidated revenues.

     In 2004 revenues from one customer of Ultrapetrol ocean business represents approximately $17 million of the Company's consolidated revenues.

12.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Interest and income taxes paid for the three years ended December 31, 2004, were as follows:

                                            For year ended December 31,
                                      ------------------------------------
                                      2004            2003            2002
                                      ----            ----            ----

     Interest paid                  $  18,346      $  14,983     $    15,641
     Income taxes paid              $     784      $     182     $       108

13.  TREASURY STOCK

     On October 12, 2000 the Company through a wholly owned subsidiary, Avemar Holdings (Bahamas) Limited ("Avemar"), purchased 537,144 shares of the Company previously owned by Societe Internationale D'Investissement S.A. (Bahamas) ("SII"). The nominal purchase price of said shares was $20,000, $8,000 of which was paid as of December 31, 2000 and the balance of which was payable $6,400 in 2001, $4,400 in 2002 and $1,200 in 2003.

     As of December 31, 2004 and 2003, the Company presents $20,332 in the "Treasury stock" account, $20,000 of which relates to the amount paid to SII and $332 relates to direct cost of acquisition.

14.  SUMMARIZED FINANCIAL INFORMATION OF UABL

     Summarized financial information of UABL Limited is presented below, to the periods such affiliate was accounted for by the equity method:

a)   Summarized balance sheet

                                                            December 31,
                                                                2003
                                                        ---------------------

          Current assets                                      12,311
          Noncurrent assets                                   86,827
                                                        ---------------------
          Total assets                                        99,138
                                                        =====================

          Current liabilities                                 11,278
          Noncurrent liabilities                              22,497
                                                        ---------------------
          Total liabilities                                   33,775
          Shareholders' equity                                65,363
                                                        ---------------------
          Total liabilities and shareholders' equity          99,138
                                                        =====================

     b)   Summarized statements of operations

                                                                                  For the year ended December 31,
                                                                              ----------------------------------------
                                                                                     2003                 2002
                                                                              -------------------- -------------------
           Revenues                                                                    60,260              47,060

           Operating expenses                                                         (54,537)            (48,712)
                                                                              -------------------- -------------------
           Operating income (loss)                                                      5,723              (1,652)

           Other income (expense)                                                      (1,359)             (1,013)
                                                                              -------------------- -------------------
           Income (loss) before tax on minimum presumed
               income and income tax                                                    4,364              (2,665)

           Recovery of tax on minimum presumed income                                     529                   -
           Tax on minimum presumed income                                                  (3)               (200)
           Income taxes                                                                  (623)                402
                                                                              -------------------- -------------------
           Net income (loss) for the year                                               4,267              (2,463)
                                                                              ==================== ===================

15.  SUPPLEMENTAL GUARANTOR INFORMATION

     On November 24, 2004, the Company issued $180 million 9% First Preferred Ship Mortagage Notes due 2014.

     The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several senior basis by the majority of the Company's subsidiaries directly involved in our ocean business.

     The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York. Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the Subsidiary Guarantors are outside of the United States.

     Supplemental condensed combining financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure has been prepared on the same basis described in note 2, and should be read in conjunction with the consolidated financial statements.

                 SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET
                             AS OF DECEMBER 31, 2004

                       (stated in thousands of US dollars)

                                                               Combined         Combined                             Total
                                                               subsidiary     non-subsidiary    Consolidating     consolidated
                                               Parent          guarantors       guarantors       adjustments         amounts
                                          ----------------- ---------------------------------- ----------------- ----------------
Current assets
Receivables from related parties           $    101,870      $       3,332      $    2,862      $    (104,131)     $      3,933
Other current assets                                627             11,440          21,131                  -            33,198
                                          ----------------- ---------------------------------- ----------------- ----------------
Total current assets                            102,497             14,772          23,993           (104,131)           37,131
                                          ----------------- ---------------------------------- ----------------- ----------------

Noncurrent assets
Property and equipment, net                           -             95,353          65,182                  -           160,535
Investment in affiliates                         71,646                  -          15,607            (71,646)           15,607
Other noncurrent assets                          36,588             15,305           8,482                  -            60,375
                                          ----------------- ---------------------------------- ----------------- ----------------

Total noncurrent assets                         108,234            110,658          89,271            (71,646)          236,517
                                          ----------------- ---------------------------------- ----------------- ----------------
Total assets                               $    210,731      $     125,430      $  113,264      $    (175,777)     $    273,648
                                          ================= ================================== ================= ================

Current liabilities
Payables to related parties                $          -      $      97,184      $    7,715      $    (104,131)     $        768
Other financial debt                              1,620                  -           9,183                  -            10,803
Other current liabilities                           201              4,854           7,064                  -            12,119
                                          ----------------- ---------------------------------- ----------------- ----------------

Total current liabilities                         1,821            102,038          23,962           (104,131)           23,690
                                          ----------------- ---------------------------------- ----------------- ----------------

Noncurrent liabilities
Long-term debt                                   180,000                 -               -                  -           180,000
Other financial debt, net of current
portion                                               -                  -          29,610                  -            29,610
Other noncurrent liabilities                           -                 -             219                  -               219
                                          ----------------- ---------------------------------- ----------------- ----------------
Total noncurrent liabilities                    180,000                  -          29,829                  -           209,829
                                          ----------------- ---------------------------------- ----------------- ----------------
Total liabilities                               181,821            102,038          53,791           (104,131)          233,519

Minority interests                                    -                  -               -              6,468             6,468

Minority interests subject to put right               -                  -               -              4,751             4,751

Shareholders' equity                       $     28,910      $      23,392     $    59,473      $     (82,865)     $     28,910
                                          ----------------- ---------------------------------- ----------------- ----------------

 Total liabilities, minority interests
   and shareholders' equity                $    210,731      $     125,430     $   113,264      $    (175,777)     $    273,648
                                          ================= ================================== ================= ================


                 SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEETS
                             AS OF DECEMBER 31, 2003

                       (stated in thousands of US dollars)


                                                               Combined          Combined                           Total
                                                              subsidiary      non-subsidiary    Consolidating     consolidated
                                             Parent            guarantors        guarantors      adjustments         amounts
                                          ---------------- ----------------- ---------------------------------- -----------------
Current assets
Receivables from related parties            $    97,692       $    -            $    -          $    (88,335)     $      9,357
Other current assets                                581            19,280            8,361            (4,684)           23,538
                                          ---------------- ----------------- ---------------------------------- -----------------
Total current assets                             98,273            19,280            8,361           (93,019)           32,895
                                          ---------------- ----------------- ---------------------------------- -----------------

Noncurrent assets
Property and equipment, net                           -            91,476           29,327                 -           120,803
Investment in affiliates                         45,092                 -                -           (19,363)           25,729
Other noncurrent assets                          18,828             9,176              730                 -            28,734
                                          ---------------- ----------------- ---------------------------------- -----------------
Total noncurrent assets                          63,920           100,652           30,057           (19,363)          175,266
                                          ---------------- ----------------- ---------------------------------- -----------------
Total assets                                $   162,193       $   119,932       $   38,418      $   (112,382)     $    208,161
                                          ================ ================= ================================== =================

Current liabilities
Payables to related parties                 $         7       $    89,983       $        -      $    (88,335)     $      1,655
Other financial debt                              3,367             4,455            2,640             -                10,462
Other current liabilities                            26             5,020              316             -                 5,362
                                          ---------------- ----------------- ---------------------------------- -----------------
Total current liabilities                         3,400            99,458            2,956           (88,335)           17,479
                                          ---------------- ----------------- ---------------------------------- -----------------

Noncurrent liabilities
Long-term debt                                  135,000               -               -               (6,659)          128,341
Other financial debt, net
of current portion                                    -            10,300            6,711                 -            17,011
                                          ---------------- ----------------- ---------------------------------- -----------------

Total noncurrent liabilities                    135,000            10,300            6,711            (6,659)          145,352
                                          ---------------- ----------------- ---------------------------------- -----------------
Total liabilities                           $   138,400       $   109,758       $    9,667      $    (94,994)     $    162,831

Minority interests                                    -                 -                -            16,716            16,716

Minority interest subject to put rights               -                 -                -             4,821             4,821

Shareholders' equity                        $    23,793       $    10,174       $   28,751      $    (38,925)     $     23,793
                                          ---------------- ----------------- ---------------------------------- -----------------
 Total liabilities, minority
   interests and shareholders' equity       $   162,193       $   119,932       $   38,418      $   (112,382)     $    208,161
                                          ================ ================= ================================== =================


            SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2004

                       (stated in thousands of US dollars)


                                                               Combined          Combined                           Total
                                                              subsidiary      non-subsidiary    Consolidating     consolidated
                                             Parent            guarantors        guarantors      adjustments         amounts
                                          ---------------- ----------------- ------------------ --------------- -----------------
Revenues                                    $         -       $    61,856       $   54,121      $    (20,817)     $   95,160

Operating expenses                               (1,222)          (39,667)         (47,654)           20,817           (67,726)
                                           ---------------- ----------------- ----------------- ---------------- -----------------
Operating profit (loss)                          (1,222)           22,189            6,467                 -            27,434

Other income (expenses)                           6,361            (9,236)          (1,396)          (16,242)           (20,513)
                                           ---------------- ----------------- ----------------- ---------------- -----------------
Income (loss) before income tax and
  minority interests                              5,139            12,953            5,071           (16,242)            6,921

Income taxes                                          -               265             (907)                -              (642)
Minority interests                                    -                 -                -            (1,140)           (1,140)
                                           ---------------- ----------------- ----------------- ---------------- -----------------
Net income (loss)                           $     5,139       $    13,218       $    4,164      $    (17,382)     $      5,139
                                           ================ ================= ================= ================ =================



            SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2003



                                                               Combined          Combined                           Total
                                                              subsidiary      non-subsidiary    Consolidating     consolidated
                                             Parent            guarantors        guarantors      adjustments         amounts
                                          ---------------- ----------------- ------------------ --------------- -----------------
Revenues                                    $        -        $    67,523       $    7,710      $          -        $   75,233

Operating expenses                                 (994)          (68,943)          (3,875)                -           (73,812)
                                           ---------------- ----------------- ----------------- ---------------- -----------------
Operating profit (loss)                            (994)           (1,420)           3,835                 -             1,421

Other income (expenses)                         (10,524)          (15,628)            (301)           15,032           (11,421)
                                           ---------------- ----------------- ----------------- ---------------- -----------------
Income before income tax and
  minority interests                            (11,518)          (17,048)           3,534            15,032           (10,000)

Income taxes                                          -              (185)               -                 -              (185)
Minority interests                                    -                 -                -            (1,333)           (1,333)
                                           ---------------- ----------------- ----------------- ---------------- -----------------
Net income (loss)                           $   (11,518)      $   (17,233)      $    3,534      $     13,699      $    (11,518)
                                           ================ ================= ================= ================ =================


            SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                       (stated in thousands of US dollars)

                                                               Combined          Combined                           Total
                                                              subsidiary      non-subsidiary    Consolidating     consolidated
                                             Parent            guarantors        guarantors      adjustments         amounts
                                          ---------------- ----------------- ------------------ --------------- -----------------


Revenues                                    $         -       $    70,908       $    2,216      $          -      $     73,124

Operating expenses                               (1,355)          (67,208)          (1,607)                -           (70,170)
                                           ---------------- ----------------- ----------------- ---------------- -----------------
Operating profit (loss)                          (1,355)            3,700              609                 -             2,954

Other income (expenses)                         (12,498)          (15,160)            (190)           11,323           (16,525)
                                           ---------------- ----------------- ----------------- ---------------- -----------------
Income (loss) before income                     (13,853)          (11,460)             419            11,323           (13,571)
tax and minority interests

Income taxes                                          -              (150)               -                 -              (150)
Minority interests                                    -                 -                -              (132)             (132)
                                           ---------------- ----------------- ----------------- ---------------- -----------------
Net income (loss)                            $  (13,853)        $ (11,610)      $       419      $   11,191        $ (13,853)
                                           ================ ================= ================= ================ =================



             SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW
                      FOR THE YEAR ENDED DECEMBER 31, 2004



                                                               Combined          Combined                           Total
                                                              subsidiary      non-subsidiary    Consolidating     consolidated
                                             Parent            guarantors        guarantors      adjustments         amounts
                                          ---------------- ----------------- ------------------ --------------- -----------------


Net income (loss)                           $     5,139       $    13,218       $    4,164      $    (17,382)     $      5,139
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:                          (7,155)           10,333           (2,570)           17,382            17,990
                                           ---------------- ----------------- ----------------- ---------------- -----------------
Net cash provided by (used in)                   (2,016)           23,551            1,594                 -            23,129
   operating activities

Net cash provided by (used in)
   investing activities                         (18,115)           (8,580)         (40,420)            9,559           (57,556)

Net cash provided by (used in)
   financing activities                          19,507           (12,526)          40,359            (9,559)           37,781
                                           ---------------- ----------------- ----------------- ---------------- -----------------
Net increase (decrease) in cash and
   cash equivalents                         $      (624)      $     2,445       $    1,533      $          -      $      3,354
                                           ================ ================= ================= ================ =================



            SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                        (stated in thousands of US dollars)


                                                               Combined          Combined                           Total
                                                              subsidiary      non-subsidiary    Consolidating     consolidated
                                             Parent            guarantors        guarantors      adjustments         amounts
                                          ---------------- ----------------- ------------------ --------------- -----------------

Net income (loss)                           $   (11,518)      $   (17,233)      $    3,534      $     13,699      $    (11,518)
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:                          13,825            27,407            2,587           (13,699)           30,120
                                            ---------------- ----------------- ----------------- ---------------- -----------------
Net cash provided by (used in)
   operating activities                           2,307            10,174            6,121                 -            18,602

Net cash provided by (used in)
   investing activities                          14,384            (4,491)         (14,309)                -            (4,416)

Net cash provided by (used in)
   financing activities                         (16,644)           (3,299)           9,281                 -           (10,662)
                                            ---------------- ----------------- ----------------- ---------------- -----------------
Net increase in cash and cash
   equivalents                              $        47       $     2,384       $    1,093      $          -      $      3,524
                                           ================ ================= ================= ================ =================


            SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW
                      FOR THE YEAR ENDED DECEMBER 31, 2002



                                                               Combined          Combined                           Total
                                                              subsidiary      non-subsidiary    Consolidating     consolidated
                                             Parent            guarantors        guarantors      adjustments         amounts
                                          ---------------- ----------------- ------------------ --------------- -----------------


Net income (loss)                           $   (13,853)      $   (11,610)      $      419      $     11,191      $    (13,853)
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:                          17,699            11,306            4,429           (11,191)            22,243
                                            ---------------- ----------------- ----------------- ---------------- -----------------
Net cash provided by (used in)
   operating activities                           3,846              (304)           4,848                 -             8,390

Net cash provided by (used in)
   investing activities                             403               857          (16,683)                -           (15,423)

Net cash provided by (used in)
   financing activities                          (4,490)                -           10,375                 -             5,885
                                            ---------------- ----------------- ----------------- ---------------- -----------------
Net increase (decrease) in cash and
   cash equivalents                         $      (241)      $       553       $   (1,460)     $          -      $     (1,148)
                                           ================ ================= ================= ================ =================

16.  SUBSEQUENT EVENTS

     -    Cape Pampas sale

          In March 2005 Braddock Shipping Inc., entered into an agreement to sell its vessel, Cape Pampas for a total price of approximately $39,900. The sale will be completed in the second quarter of 2005, at which time a gain on sale of approximately $22 million will be recognized.

          Braddock Shipping Inc. will use part of the proceeds from the sale mentioned above to cancel its financial obligations.

     -    New Flamenco acquisition

          In March 2005, the Company entered into a contract with Cruise Elysia Inc. to purchase a Passengers Vessel, named New Flamenco for a total purchase price of $13.5 million. The purchase price was funded by a combination of funds deposited in the Escrow Account (see Note 6) and available cash.

     17.  SUBSEQUENT EVENTS TO THE DATE OF THE AUDITORS REPORT (Unaudited)

     -    World Renaissance acquisition

          On April 6, 2005 the Company purchased at auction for a price of $3.4 million the cruise vessel World Renaissance which was delivered and fully paid for on April 19, 2005.

     -    Mt sun Chemist acquisition

          On April 28, 2005 the Company agreed to purchase the product tanker Mt Sun Chemist for a total price of $10.3 million.


ITEM 19 - EXHIBITS

EXHIBIT INDEX

        Exhibit Number            Description

               3.1 Articles of Incorporation and By-laws of Ultrapetrol (Bahamas) Limited.*

               3.2 Articles of Incorporation (English translation) and By-laws of Baldwin Maritime Inc.*

               3.3 Articles of Incorporation (English translation) and By-laws of Bayham Investments S.A.*

               3.4 Articles of Incorporation (English translation) and By-laws of Cavalier Shipping Inc.*

               3.5 Bylaws (English translation) of Corporacion De Navegacion Mundial S.A.*

               3.6 Articles of Incorporation (English translation) and By-laws of Danube Maritime Inc.*

               3.7  Articles of Incorporation and By-laws of General Ventures
                    Inc.*

               3.8 Articles of Incorporation (English translation) and By-laws of Imperial Maritime Ltd. (Bahamas) Inc.*

               3.9 Articles of Incorporation (English translation) and By-laws of Kattegat Shipping Inc.*

               3.10 Memorandum of Association and Articles of Association of
                    Kingly Shipping Ltd.*

               3.11 Memorandum of Association and Articles of Association of
                    Majestic Maritime Ltd.*

               3.12 Articles of Incorporation and Bylaws of Massena Port S.A.
                    (English translation)*

               3.13 Memorandum of Association and Articles of Association of
                    Monarch Shipping Ltd.*

               3.14 Memorandum of Association and Articles of Association of
                    Noble Shipping Ltd.*

               3.15 Articles of Incorporation (English translation) and Bylaws
                    (English translation) of Oceanpar S.A.*

               3.16 Articles of Incorporation (English translation) and By-laws of Oceanview Maritime Inc.*

               3.17 Articles of Incorporation and Bylaws of Parfina S.A.
                    (English translation)*

               3.18 Articles of Incorporation (English translation) and By-laws of Parkwood Commercial Corp.*

               3.19 Articles of Incorporation (English translation) and By-laws of Princely International Finance Corp.*

               3.20 Memorandum of Association (English translation) and Articles of Association of Regal International Investments S.A.*

               3.21 Articles of Incorporation (English translation) and By-laws of Riverview Commercial Corp.*

               3.22 Memorandum of Association and Articles of Association of
                    Sovereign Maritime Ltd.*

               3.23 Articles of Incorporation (English translation) and By-laws of Stanmore Shipping Inc.*

               3.24 Articles of Incorporation (English translation) and By-laws of Tipton Marine Inc.*

               3.25 Articles of Incorporation (English translation) and By-laws of Ultrapetrol International S.A.*

               3.26 Articles of Incorporation and Bylaws of Ultrapetrol S.A.
                    (English translation)*

               3.27 Memorandum of Association and Articles of Association of UP
                    Offshore (Holdings) Ltd.* 4.1 Form of Global Exchange Notes (attached as Exhibit A to Exhibit 4.3).*

               4.2  Registration Rights Agreement dated November 10, 2004.*

               4.3  Indenture dated November 24, 2004.*

               4.4  Form of Subsidiary Guarantee (attached as Exhibit F to
                    Exhibit 10.4).*

               12.1 Statement of Ratio of Earning to Fixed Charges

               31.1 Section 302 Certification of Chief Executive Officer

               31.2 Section 302 Certification of Chief Financial Officer

               32.1 Section 906 Certification of Chief Executive Officer

               32.2 Section 906 Certification of Chief Financial Officer

--------------------
* Incorporated by reference to Exhibits of corresponding number in the Registration Statement of Ultrapetrol (Bahamas) Limited filed March 4, 2005 (Reg. No. 333-8878).


SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 1, 2005.

ULTRAPETROL (BAHAMAS) LIMITED


/s/ Felipe Menendez Ross
------------------------
Felipe Menendez Ross
President

                                                                    EXHIBIT 12.1

                                                     ULTRAPETROL (BAHAMAS) LIMITED


                                            STATEMENT OF RATIO OF EARNING TO FIXED CHARGES



                                                                     Year Ended December 31,
                                                     ---------------------------------------------------
                                                        2000         2001          2002          2003          2004
                                                        ----         ----          ----          ----          ----

                                                                     (dollars in thousands)
 Consolidated income (loss) before
 Income tax and minority interest                     $ (-5,783)       $ 2,805   $ (-13,571)   $ (-10,000)       $ 6,921
 Investment in affiliates                                  1,646           692            45      (-3,140)         (406)
 Interest expense                                         16,061        17,113        16,178     (1)15,622     (1)15,566
 Amortization of debt issue costs                            585           585           585           585           568
                                                   ----------------------------------------------------------------------
          Earnings                                        12,509        21,195         3,237         3,067        22,649
                                                   ======================================================================

 Interest expenses                                        16,061        17,113        16,178     (1)15,622     (1)15,566
 Amortization of debt issue costs                            585           585           585           585           568
                                                   ----------------------------------------------------------------------
         Fixed Charges                                    16,646        17,692        16,763        16,207        16,134
                                                   ======================================================================
   Ratio of Earnings to Fixed Charges                  _ (2)            1.2             _ (2)        _ (2)           1.4

(1) The interest expenses amounts presented in this exhibit do not include the Financial gain (loss) on extinguishments of debt amounting $ 1,782 and $
     (5,078) for the year ended December 31, 2003 and 2004, respectively.

(2)  In these fiscal years the earnings are inadequate to cover fixed charges.
