Form 20-F
period 2005-12-31
ULTRAPETROL BAHAMAS LTD
filed 2006-05-01
CIK 1062781

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[  ]            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2005

                                       OR

[  ]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to
                                    (degree)
                        Commission file number 333-08878

                                       OR

[  ]            SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
             Date of event requiring this shell company report: N/A


                          ULTRAPETROL (BAHAMAS) LIMITED

             (Exact name of Registrant as specified in its charter)

                           COMMONWEALTH OF THE BAHAMAS

                 (Jurisdiction of incorporation or organization)

                          Ultrapetrol (Bahamas) Limited
                          H & J Corporate Services Ltd.
                        Ocean Centre, Montague Foreshore
                                  East Bay St.
                                 Nassau, Bahamas
                                P.O. Box SS-19084
                    (Address of principal executive offices)

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                                   Yes [  ]         No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                                   Yes [  ]         No [X]

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                   Yes [X]         No [  ]

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer[  ]  Accelerated filer [  ]  Non-accelerated filer [X]


Indicate by check mark which financial statement item the Registrant has elected to follow.

                                          Item 17 [  ]  Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                                   Yes [  ]         No [X]

                          INDEX TO REPORT ON FORM 20-F

Part I

     Item 1. Identity of Directors, Senior Management and Advisors        1

     Item 2. Offer Statistics and Expected Timetable                      1

     Item 3. Key Information                                              1

     Item 4. Information on the Company                                  20

     Item 5. Operating and Financial Review and Prospects                48

     Item 6. Directors, Senior Management and Employees                  70

     Item 7. Major Shareholders and Related Party Transactions           72

     Item 8. Financial Information                                       76

     Item 9. The Offer and Listing                                       76

     Item 10. Additional Information                                     76

     Item 11. Quantitative and Qualitative Disclosures about
              Market Risk                                                80

     Item 12. Description of Securities Other than Equity Securities     80

Part II

     Item 13. Defaults, Dividend Arrearages and Delinquencies            80

     Item 14. Material Modifications to the Rights of
              Security Holders and Use of Proceeds                       80

     Item 15. Controls and Procedures                                    80

     Item 16A. Audit Committee Financial Expert                          81

     Item 16B. Code of Ethics                                            81

     Item 16C. Principal Accountant Fees and Services                    81

     Item 16D. Exemption From Listing Standards for Audit Committees     82

     Item 16E. Purchases of Equity Securities by the
               Issuer and Affiliated Persons                             82

Part III

     Item 17. Financial Statements                                       82

     Item 18. Financial Statements                                       82

     Item 19. Exhibits                                                   A-1

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties that are described more fully in this report in the section titled "Risk Factors" in Item 3.D of this report. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

-    future operating or financial results;

- pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

- shipping industry trends, including charter rates and factors affecting supply and demand;

-    our ability to obtain additional financing;

- our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

- our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

- general market conditions and trends, including charter rates, vessel values and factors affecting vessel supply and demand;

- changes in governmental rules and regulations or actions taken by regulatory authorities;

-    potential liability from future litigation; and

- other factors discussed in the section titled "Risk Factors" in Item 3.D of this report.

                                     PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL DATA

     The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited (the "Company") is for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and has been derived from the Company's Financial Statements.


                                                                          Year Ended December 31,
                                                   ----------------------------------------------------------------------
                                                       2001          2002          2003         2004(1)         2005
                                                       ----          ----          ----         ----            ----

                                                                     (dollars in thousands)
Statement of Operations Data:
Revenues:.................................           $111,208    $   73,124   $   75,233     $  95,160      $125,361
Operating expenses(2).....................            (60,504)      (37,582)     (41,303)      (40,815)      (73,061)
  Depreciation and amortization...........            (23,443)      (24,807)     (22,567)      (18,688)      (21,333)
  Management fees to related parties(3)...             (3,250)       (3,176)      (2,863)       (1,513)       (2,118)
  Administrative and commercial expenses..             (4,520)       (3,642)      (4,955)       (7,494)       (7,617)
  Other operating income (expenses)(4)....              1,534         1,741       (2,124)          784        22,021
  Loss on involuntary conversion Arg.
   Receivable(5)..........................                 --        (2,704)          --            --             --
                                                   -----------   -----------   ----------     ---------      ---------
Operating profit..........................             21,025         2,954         1,421       27,434        43,253
Financial expense.........................            (17,698)      (16,763)     (16,207)      (16,134)      (19,141)
Financial gain (loss) on extinguishment of
  debt(6).................................                                         1,782        (5,078)
Financial income..........................                296           326          201           119         1,152
Investment in affiliates(7)...............               (692)          (45)       3,140           406          (497)
Other income (expenses)...................               (126)          (43)        (337)          174           384
Income (loss) before income tax and minority
  interest................................              2,805       (13,571)     (10,000)        6,921         25,151
Income taxes..............................               (390)         (150)        (185)         (642)         (786)
Minority interest(8)......................                             (132)      (1,333)       (1,140)       (9,797)
                                                    ---------          -----       ------       ------        -------
Net income (loss).........................         $    2,415    $  (13,853)  $  (11,518)   $    5,139    $   14,568
                                                   ==========    ==========   ==========    ==========    ==========

Balance Sheet Data (end of period):
Cash and cash equivalents.................         $    5,872    $    4,724   $    8,248    $   11,602    $    7,914
Current  restricted cash..................                 --         1,662        1,155         2,975         3,638
Working capital(9)........................             18,920        21,013       15,416        13,441        26,353
Vessels and equipment.....................            135,289       134,797      120,803       160,535       182,069
Total assets..............................            225,576       213,546      208,161       273,648       277,747
Total debt................................            165,445       168,994      155,814       220,413       211,275
Shareholders' equity......................             47,838        35,089       23,793        28,910        43,474

EBITDA(10)................................         $   43,946    $   27,867   $   25,659    $   45,681    $   55,858


(1) In a series of related transactions, on April 23, 2004, through two wholly owned subsidiaries, we acquired from American Commercial Barge Lines Ltd., or ACL, the remaining 50% equity interest in UABL Limited, or UABL, that we did not previously own, along with a fleet of 50 river barges and seven river pushboats. The results of UABL's operations have been included in our consolidated financial statements since that date.

(2) Operating expenses include voyage expenses and running costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums and lubricants and certain drydocking costs.

(3) Management fees to related parties include payments to our related companies Ravenscroft Shipping (Bahamas) S.A., or Ravenscroft, and Oceanmarine S.A., or Oceanmarine, for ship management and administration services that they provide to us. We purchased the business of Ravenscroft and hired the administrative personnel and purchased the administrative related assets of Oceanmarine in March 2006; accordingly, we do not expect to pay fees to these related parties after those acquisitions. Ship management and administration costs will appear as expenses in our future results.

(4) Other income in 2005 includes approximately $21.8 million gain from the sale of our Capesize bulk carrier, the Cape Pampas. This vessel was owned directly by Ultracape (Holdings) Ltd., or Ultracape, a company of which we own 60%. Accordingly, the gain on sale attributable to the remaining 40% that we do not own is deducted from income as minority interest. (See note
     8).

(5) This relates to a loss resulting from the involuntary conversion of certain receivables from U.S. dollars to Argentine pesos. This conversion was the result of legislation passed by the Argentine government in January 2002. Under this law, U.S. dollar obligations between private parties due after January 6, 2002 were to be liquidated in Argentine pesos at a negotiated rate of exchange which reflects a sharing of the impact of the devaluation. Our settlement in Argentine pesos of the U.S. dollar denominated agreements was completed in 2002 and resulted in a loss of $2.7 million.

(6) During 2003, we repurchased $6.7 million principal amount of our 10 1/2% First Preferred Ship Mortgage Notes due 2008, or the Prior Notes for a price of $4.8 million and realized a gain of $1.8 million. During 2004, we repurchased $5.7 million principal amount of our Prior Notes for a price of $4.3 million and realized a gain of $1.3 million, and we incurred $6.4 million in expenses in relation to our tender offer and repurchase of our Prior Notes.

(7) Prior to April 2004, we owned 50% of UABL through a joint venture with ACL and, accordingly, we accounted for it using the equity method.

(8) We own 60% of Ultracape, which owned the Capesize bulk carrier, the Cape Pampas prior to its sale in May 2005, and accordingly recognize minority interest for the 40% we do not own. Figures in 2003 and 2004 principally represent 40% of the income earned by Ultracape, from operation of the Cape Pampas. The figure in 2005 represents 40% of the income from operations of the Cape Pampas as well as 40% of the gain on the sale of the vessel in May 2005.

(9)  Current assets less current liabilities.


(10) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of drydock expense and financial gain (loss) on extinguishment of debt. We have provided EBITDA in this report because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gain and losses associated with extinguishment of debt that are a direct financing item that affects our results, and as such we have not included these items in our calculation of EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management's discretionary use.

    The following table reconciles our EBITDA to our net income (loss).

                                                                          For the year ended December 31,
Reconciliation between EBITDA and Net income (loss) for
the years

                                                                   2001          2002        2003            2004        2005
                                                                   ----          ----        ----            ----        ----
                                                                               (dollars in thousands)
EBITDA
Net Income (loss) for the year.                                   2,415      (13,853)    (11,518)         5,139      14,568
   Plus
   Financial expense                                             17,698        16,763      16,207        16,134      19,141
   Financial gain on extinguishments of debts                                             (1,782)       (1,344)
   Financial losses on extinguishments of debts                                                           6,422
   Income taxes                                                     390           150         185           642         786
   Depreciation and amortization
                                                                 23,443        24,807      22,567        18,688      21,333
                                                           ------------- ------------- ----------- ------------- -----------
   EBITDA                                                       $43,946       $27,867     $25,659       $45,681     $55,828
                                                           ============= ============= =========== ============= ===========

B. CAPITALIZATION AND INDEBTEDNESS

         Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not Applicable.

D. RISK FACTORS

     Please note: In this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

Risks Relating to Our Industry

The oceangoing cargo transportation industry is cyclical and volatile, and this may lead to reductions of, and volatility in, our charter rates and volatility in our results of operations.

     The oceangoing cargo transportation industry is both cyclical and volatile, with frequent and large fluctuations in charter rates. The charter rates earned by the vessels in our Ocean Business will depend in part upon the state of the vessel market at the time we seek to charter them. We can not control the forces affecting the supply and demand for these vessels or for the goods that they carry or predict the state of the vessel market on any future date. If the vessel market is in a period of weakness when our vessels' charters expire, we may be forced to re-charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.

     Some of the factors that influence the demand for oceangoing vessel capacity include:

o global production of and demand for petroleum and petroleum products and dry bulk commodities;

o the distance that these products and commodities must be transported by sea;

o the globalization of manufacturing and other developments in international trade;

o    global and regional economic and political conditions;

o    environmental and other regulatory developments;

o    weather; and

o changes in seaborne and other transportation patterns and the supply of and rates for alternative means of transportation.

     Some of the factors that influence the supply of oceangoing vessel capacity include:

o    the number of newbuilding deliveries;

o    the scrapping rate of older vessels;

o    the price of steel;

o    the number of vessels that are out of service at a given time;

o changes in environmental and other regulations that may limit the useful life of vessels; and

o    port or canal congestion.

Our River Business can be affected by factors beyond our control, particularly adverse weather conditions that can affect production of the goods we transport and navigability of the river system.

     We derive a significant portion of our River Business revenue from transporting soybeans and other agricultural products produced in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for our services. In 2005, our results of operations and financial condition were negatively impacted due to the decline in soybean production associated with that year's drought. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

     The rates we charge and the quantity of freight we transport in our River Business can also be affected by:

o    demand for the goods we ship on our barges;

o adverse river conditions, such as flooding or lock outages, that slow or stop river traffic;

o any accidents or operational disruptions to ports, terminals or bridges along the rivers on which we operate;

o    changes in the quantity of barges available for river transport;

o the availability of transfer stations and cargo terminals for loading of freight on and off barges; and

o the availability and price of alternate means of transporting goods out of the Hidrovia Region.

A prolonged drought or other series of events that is perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or our River Business in general may, in the short term, result in a reduction in the market value of the barges and pushboats that we operate in the region. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate our barges and pushboats profitably in the Hidrovia Region and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss.

Demand for our PSVs depends on the level of activity in offshore oil and gas exploration, development and production.

     The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors. A prolonged, material downturn in oil and natural gas prices is likely to cause a substantial decline in expenditures for exploration, development and production activity, which would likely result in a corresponding decline in the demand for platform supply vessels, or PSVs, and thus decrease the utilization and charter rates of our PSVs. Such decreases could have an adverse effect on our financial condition and results of operations. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies may not result in increased demand for our PSVs. The factors affecting the supply and demand for PSVs are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. If the PSV market is in a period of weakness when our vessels' charters expire, we may be forced to re-charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.

     Some of the factors that influence the supply and demand for PSVs include:

o    worldwide demand for oil and natural gas;

o prevailing oil and natural gas prices and expectations about future prices and price volatility;

o the cost of offshore exploration for, and production and transportation of, oil and natural gas;

o    consolidation of oil and gas service companies operating offshore;

o availability and rate of discovery of new oil and natural gas reserves in offshore areas;

o    local and international political and economic conditions and policies;

o    technological advances affecting energy production and consumption;

o    weather conditions;

o    environmental regulation;

o    volatility in oil and gas exploration, development and production activity;

o    the number of newbuilding deliveries; and

o    deployment of PSVs to areas in which we operate.

Our vessels and our reputation are at risk of being damaged due to operational risks that may lead to unexpected consequences, which may adversely affect our earnings.

     Our vessels and their cargos are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, structural failures, human error, war, terrorism, piracy and other circumstances or events. All of these hazards can also result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates or loss of insurance cover, damage to our customer relationships that could limit our ability to successfully compete for charters, delay or rerouting, each of which could adversely affect our business. Furthermore, if one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could adversely affect our business.

     If our vessels suffer damage, they may need to be repaired. The costs of repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at repair facilities is sometimes limited and not all repair facilities are conveniently located. We may be unable to find space at a suitable repair facility or we may be forced to travel to a repair facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities would decrease our earnings.

Because the fair market value of vessels fluctuates significantly, we may incur losses when we sell vessels.

     Vessel values have historically been very volatile. The market value of our vessels may fluctuate significantly in the future, and we may incur losses when we sell vessels, which would adversely affect our earnings. Some of the factors that affect the fair market value of vessels, all of which are beyond our control, are:

o general economic, political and market conditions affecting the shipping industry;

o number of vessels of similar type and size currently on the market for sale;

o the viability of other modes of transportation that compete with our vessels;

o    cost and number of newbuildings and vessels scrapped;

o    governmental or other regulations;

o    prevailing level of charter rates; and

o    technological advances that can render our vessels inferior or obsolete.

Compliance with safety, environmental, governmental and other requirements may be very costly and may adversely affect our business.

     The shipping industry is subject to extensive and changing international conventions and treaties, national, state and local environmental and operational safety laws and regulations in force in international waters and the jurisdictional waters of the countries in which the vessels operate, as well as in the country or countries in which such vessels are registered. These laws and regulations govern, among other things, the management and disposal of hazardous materials and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management, and include (i) the U.S. Oil Pollution Act of 1990, as amended, or OPA, (ii) the International Convention on Civil Liability for Oil Pollution Damage of 1969, and its protocols of 1976, 1984, and 1992, (iii) International Convention for the Prevention of Pollution from Ships or, MARPOL, (iv) the International Maritime Organization, or IMO, International Convention for the Safety of Life at Sea of 1974, or SOLAS, (v) the International Convention on Load Lines of 1966, (vi) the U.S. Maritime Transportation Security Act of 2002 and (vii) the International Ship and Port Facility Security Code, among others. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Many of these environmental requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

     These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo-capacity or other operational or structural changes, lead to decreased availability of insurance coverage for environmental matters, or result in the denial of access to, or detention in, certain ports. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that there is a release of petroleum or other hazardous substances from our vessels. We could also become subject to personal injury or property damage claims relating to exposure to hazardous materials associated with our current or historic operations. In addition, environmental laws require us to satisfy insurance and financial responsibility requirements to address oil spills and other pollution incidents, and subject us to rigorous inspections by governmental authorities. Violations of such requirements can result in substantial penalties, and in certain instances, seizure or detention of our vessels. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. Government regulation of vessels, particularly in the areas of safety and environmental impact, may change in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or to even scrap or sell certain vessels altogether. For example, beginning in 2003 we sold all of our single hull oceangoing tanker vessels in response to regulatory requirements in Europe and the United States. In addition, Annex VI of MARPOL, which became effective May, 2005, sets limits on sulphur oxide, nitrogen oxide and other emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Future changes in laws and regulations may require us to undertake similar measures, and any such actions may be costly. We believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. For example, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive, which could increase our costs relating to such matters.

     All of our vessels will be subject to Annex VI regulations. While we expect that our newbuilding vessels will meet relevant Annex VI requirements at the time of their delivery and that our existing fleet will comply with such requirements, subject to classification society surveys, such compliance could require modifications to the engines or the addition of expensive emissions control systems, or both, as well as the use of low sulphur fuels. We expect that any such modifications will be fitted to existing vessels in the next intermediate or special survey for each vessel. We are still evaluating the costs of implementing these requirements, but do not expect them to have a material adverse effect on our operating costs.

     MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Two of our Suezmax OBO vessels currently do not meet the configuration criteria and will require modifications to comply with these criteria before the end of 2010. These modifications will not involve major steel work. Our vessel, Miranda I, does not currently comply with the double hull requirement unless she limits her loading to center tanks only. However, we expect to retrofit her to full double hull compliance during the course of 2010.

     In the United States, OPA provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters. The IMO has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct. The IMO and the European Union, or EU, also have adopted separate phase-out schedules applicable to non-double hull tankers operating in international and EU waters. These regulatory programs may require us to introduce modifications or changes to tank configuration to meet the EU double hull standards for our vessels or remove them from operation.

     Under OPA, with certain limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double hulls conforming to particular specifications. Tankers that do not have double hulls are subject to structural and operational measures to reduce oil spills and will be precluded from operating in U.S. waters in most cases by 2015 according to size, age, hull configuration and place of discharge unless retrofitted with double hulls. In addition, OPA specifies annual inspections, vessel manning, equipment and other construction requirements applicable to new and existing vessels that are in various stages of development by the U.S. Coast Guard, or USCG.

     Under OPA, and per USCG interpretations, our Aframax and Suezmax OBOs will be precluded from operation in U.S. waters in 2014. The following information has been extracted from the TVEL/COC corresponding to the vessels' last inspection at a U.S. Port.

Name                        Phase-out date*       Last TVEL/COC issuance date**
----                        ---------------       -----------------------------
Princess Katherine........       N/A                  March 26, 2003
Princess Nadia............   January 2014             August 26, 2001
Princess Susana...........   November 2014            February 18, 2003
Princess Marina...........   March 2014               August 29, 2002

------------
* As per the last Tank Vessel Examination Letter, or TVEL/Certificate of Compliance, or COC.

** The USCG inspects vessels upon entry to U.S. ports and determines when such vessels will be phased out under OPA, the dates of which are recorded in the TVEL or the COC. On April 30, 2001, the USCG replaced the TVEL with a newly generated document, the COC. The USCG, issues the COC for each tanker if and when the vessel calls on a U.S. port and the COC is valid for a period of two years, with mid-period examination. All above TVEL are therefore expired and these vessels must be re-inspected upon their next entry into a U.S. Port.

     There was no phase-out date imposed on Princess Katherine at the time of its last inspection by the USCG. Although Princess Nadia, Princess Marina and Princess Susana are double hull vessels, due to configuration requirements under the U.S. double hull standards, the phase-out dates indicated above are applicable. For the same reasons, Princess Katherine could be given a phase out date if or when next inspected by the USCG.

     In 2010, the IMO will enforce mandatory SOLAS requirements so that all passenger vessels operating must be built under regulation SOLAS 60, Part H, restricting use of combustible material and requiring that all passenger vessels be fully outfitted with sprinklers in both the passenger and engine room spaces.

     The Grand Victoria was built according to the rules of regulation SOLAS 60, but using method II, along with a sprinkler system installed during construction. However, under method II generally there was no restriction on any type of internal division and this method allowed combustible material to be used during construction which is now generally not permissible pursuant to the SOLAS amendments. Therefore, for trading beyond 2010, this vessel will require a complete refurbishment that we cannot assure you will be economically viable.

The oceangoing cargo transportation industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

     We employ our vessels in highly competitive markets. The oceangoing market is international in scope and we compete with many different companies, including other vessel owners and major oil companies, such as Transpetro, a subsidiary of Petrobras. In our Offshore Supply Business, we compete with companies that operate PSVs, such as Maersk, Seacor and Tidewater. Some of these competitors are significantly larger than us and have significantly greater resources than we do. This may enable these competitors to offer their customers lower prices, higher quality service and greater name recognition than we do. Accordingly we may be unable to retain our current customers or to attract new customers. Further, some of these competitors, such as Transpetro, are affiliated with or owned by the governments of certain countries, and may receive government aid or legally imposed preferences or other assistance, that are unavailable to us.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

     International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of our vessels or their cargos, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

     It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Compliance with safety and other vessel requirements imposed by classification societies or flag states may be very costly and may adversely affect our business.

     The hull and machinery of our offshore supply fleet, ocean fleet, passenger fleet and parts of our river fleet are classed by a classification society. The classification society certifies that a vessel is in class and may also issue the vessel's safety certification in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our classed vessels are currently enrolled with classification societies that are members of the International Association of Classification Societies.

     A classed vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Generally, classed vessels are also required to be drydocked every two to three years for inspection of the underwater parts of such vessels. However, classed vessels must be drydocked for inspection at least twice every five years.

     If a vessel does not maintain its class, that vessel will, in practical terms, be unable to trade and will be unemployable, which would negatively impact our revenues, and could cause us to be in violation of certain covenants in our loan agreements and/or our insurance policies.

Our vessels could be subject to seizure through maritime arrest or government requisition.

     Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting the vessel or, under the "sister ship" theory of liability followed in some jurisdictions, arrest the vessel that is subject to the claimant's maritime lien or any other vessel owned or controlled by the same owner. In addition, a government could seize ownership of one of our vessels or take control of a vessel and effectively become her charterer at charter rates dictated by the government. Generally, such requisitions occur during a period of war or emergency. The maritime arrest, government requisition or any other seizure of one or more of our vessels could interrupt our operations, reducing related revenue and earnings, and may require us to pay very large sums of money to have the arrest lifted.

The impact of terrorism and international conflict on the world or regional economy could lead to reduced demand for our services, which would adversely affect our revenues and earnings.

     Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world markets and may affect our business, results of operations and financial condition. The conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further instability in the global markets. In addition, future terrorist attacks could result in a an economic recession affecting the United States or the entire world. The effects of terrorism on financial markets could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

     Terrorist attacks have, in the past, targeted shipping interests, including ports or vessels. For example in October 2002, there was a terrorist attack on the VLCC Limburg, a vessel not related to us. Any future attack in the markets we serve may negatively affect our operations or demand for our services, and such attacks may also directly impact our vessels or our customers. Furthermore, insurance may not cover our loss or liability for terrorist attacks on our vessels, cargo or passengers either fully or at all. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Demand for cruises in our Passenger Business may be affected by many factors that are outside our control.

     Demand for cruises in our Passenger Business may be affected by a number of factors. Sales are dependent on the underlying economic strength of the countries in which we operate and the country of origin of our passengers, which is currently primarily countries in Europe. Adverse economic conditions can reduce the level of consumers' disposable income that is available for their vacation choices. In addition, events or circumstances that make cruises relatively less attractive relative to other vacation or leisure alternatives will reduce consumer demand for cruises. Finally, the overall increase in passenger capacity in the cruise industry could lead to reduced demand for our vessels, and if the charterer of one of our vessels does not perform under the charter, we will be unable to re-charter that vessel in the middle of a cruise season.

     Moreover, adverse incidents involving passenger vessels and adverse media publicity concerning the cruise industry in general or our vessels in particular may reduce demand. The operation of passenger vessels involves the risk of accidents and other incidents, which may bring into question passenger safety and security and adversely affect future industry performance. Any accidents and other incidents involving our passenger vessels would adversely affect our future revenues and earnings. In addition, adverse media publicity concerning the cruise industry in general could impact customer demand and, therefore, have an adverse impact on our revenues and earnings.

     In addition, armed conflicts or political instability in areas where our passenger vessels operate can adversely affect demand for our cruises to those areas. Also, acts of terrorism and threats to public health can have an adverse effect on the public's attitude toward the safety and security of travel and the availability of air service and other forms of transportation, which some of our passengers use to travel.

Environmental, health, safety and security legislation and regulation of passenger vessels could increase our operating costs in our Passenger Business.

     Some environmental groups have lobbied for more stringent regulation of passenger vessels. Some groups also have generated negative publicity about the cruise industry and its environmental impact. As a result of these and other actions, governmental and regulatory authorities around the world may enact new environmental, health, safety and security legislation and regulations, such as those governing wastewater discharges. Stricter environmental, health, safety and security legislation and regulations could increase the cost of compliance and adversely affect the cruise industry.

     In addition, as a result of the 2002 Protocol of the Athens Convention and any similar legislation, vessel operators are, and may be in the future, required to adopt enhanced security procedures and approved vessel security plans. Stricter environmental, health, safety, insurance and security legislation and regulations could increase the cost of compliance and adversely affect the cruise industry. We cannot assure you that our costs of complying with current and future laws and regulations, or liabilities arising from past or future releases of, or exposure to, hazardous substances, or to vessel discharges, will not have a material adverse effect on our financial results.

Risks Relating to Our Company

Our earnings may be lower and more volatile if we do not efficiently deploy our vessels between longer term and shorter term charters.

     We employ our ocean and offshore vessels on spot voyages, which are typically single voyages for a period of less than 60 days for our ocean vessels and five days for our PSVs, and on time charters and contracts of affreightment, which are longer term contracts for periods of typically three months to three years or more. As of December 31, 2005, three of our six oceangoing vessels were employed under time charters expiring on dates ranging between four and 33 months, the vast majority of our fleet of pushboats and barges in our River Business were employed under contracts of affreightment, ranging from one month to four years and one of our two PSVs was chartered for the duration of drilling of two wells, which typically lasts three to four months. In addition, our third PSV delivered in February 2006 is time chartered for six months with an option to extend the charter for an additional month.

     Although time charters and contracts of affreightment provide steady streams of revenue, vessels committed to such contracts are unavailable for spot voyages or for entry into new longer term time charters or contracts of affreightment. If such periods of unavailability coincide with a time when market prices have risen, such vessels will be unable to capitalize on that increase in market prices. If our vessels are available for spot charter or entry into new time charters or contracts of affreightment, they are subject to market prices, which may vary greatly. If such periods of availability coincide with a time when market prices have fallen, we may have to deploy our vessels on spot voyages or under long term time charters or contracts of affreightment at depressed market prices, which would lead to reduced or volatile earnings and may also cause us to suffer operating losses.

We may not be able to grow our business or effectively manage our growth.

     A principal focus of our strategy is to continue to grow, in part by increasing the number of vessels in our fleet. The rate and success of any future growth will depend upon factors which may be beyond our control, including our ability to:

o    identify attractive businesses for acquisitions or joint ventures;

o    identify vessels for acquisitions;

o integrate any acquired businesses or vessels successfully with our existing operations;

o hire, train and retain qualified personnel to manage and operate our growing business and fleet;

o    identify new markets;

o    expand our customer base;

o    improve our operating and financial systems and controls; and

o    obtain required financing for our existing and new operations.

We may not be successful in executing our growth plans and could incur significant expenses and losses in connection therewith.

Our planned investments in our River Business vessels are subject to significant uncertainty.

     We intend to invest in expanding the size of our barges and installing new engines that burn less expensive fuel in our line pushboats. It is possible that these initiatives will fail to result in increased revenues and lower fuel costs and that they will lead to other complications that would adversely affect our business.

     The increased capacity created by expanding the size of our barges may not be utilized by the local transportation market at prevailing prices or at all. Our expansion activities may also be subject to delays, which may result in cost overruns or lost Revenues. Any of these developments would adversely affect our revenue and earnings.

     While we expect the heavier fuel that our new engines burn to continue to be available at a discount to the price of the fuel that we currently use, the heavier fuel may not be available at such a large discount or at any discount at all. In addition, operating our new engines will require specially trained personnel, and such personnel may not be readily available. Higher fuel or personnel costs would adversely affect our profitability. The operation of these new engines may also result in other complications that cannot easily be foreseen and that may adversely affect the quantity of freight we carry or lead to additional costs, which could adversely affect our revenue and earnings.

We may not be able to charter our new offshore supply vessels at attractive rates.

     We have contracted with a shipyard in Brazil to build three new PSVs and expect to take delivery of these vessels during 2006 and 2007 and are negotiating with other shipyards to construct a further four new PSVs for deliveries beyond 2007. These vessels are not currently subject to charters and may not be subject to charters on their date of delivery. Although we intend to charter these vessels to Petrobras and other charterers, we may not be able to do so. Even if we do obtain charters for these vessels, the charters may be at rates lower than those that currently prevail or those that we anticipated at the time of ordering the vessels. If we fail to obtain charters or if we enter into charters with low charter rates our financial condition and results of operations could suffer.

We may face delays in delivery under our newbuilding contracts for PSVs which could adversely affect our financial condition and results of operations.

     Our three PSVs currently under construction and additional newbuildings for which we intend to enter into contracts may be subject to delays in their respective deliveries or non-delivery from the shipyards. The delivery of our PSVs could be delayed, canceled, become more expensive or otherwise not completed because of, among other things:

o    quality or engineering problems;

o changes in governmental regulations or maritime self-regulatory organization standards;

o    work stoppages or other labor disturbances at the shipyard;

o    bankruptcy or other financial crises of the shipyard;

o economic factors affecting the yard's ability to continue building the vessels as originally contracted;

o    a backlog of orders at the shipyard;

o weather interference or a catastrophic event, such as a major earthquake or fire or any other force majeure;

o    our requests for changes to the original vessel specifications;

o shortages of or delays in the receipt of necessary construction materials, such as steel;

o    our inability to finance the purchase of the PSVs;

o our inability to obtain requisite permits or approvals or to receive the required classifications for the vessels from authorized classification societies; or

o a shipbuilder's failure to otherwise meet the scheduled delivery dates for the PSVs or failure to deliver the vessels at all.

     If the delivery of any PSV is materially delayed or canceled, especially if we have committed that PSV to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected. Although the building contracts typically incorporate penalties for late delivery, we cannot assure you that the vessels will be delivered on time or that we will be able to collect the late delivery payment from the shipyards.

     We cannot assure you that we will be able to repossess the vessels under construction or their parts in case of a default of the shipyards and in those cases where we may have performance guarantees, we cannot assure that we will always be able to collect or that it will be in our interest to collect these guarantees.

Secondhand vessels are more expensive to operate and repair than newbuildings and may have a higher likelihood of accidents.

     We purchased all of our oceangoing vessels and substantially all of our other vessels, except our PSVs, secondhand and our current business strategy includes growth through the acquisition of additional secondhand vessels. While we inspect secondhand vessels prior to purchase, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we are liable to third parties.

New vessels may experience initial operational difficulties.

     New vessels, during their initial period of operation, have the possibility of encountering structural, mechanical and electrical problems. Normally, we will receive a warranty from the yard but we cannot assure you that it will always be effective to resolve the problem without additional costs to us.

As our fleet ages, the risks and costs associated with older vessels increase.

     The costs to operate and maintain a vessel in operation increase with the age of the vessel. Charterers may prefer newer vessels which carry lower cargo insurance rates and are more fuel-efficient than older vessels. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. As our vessels age, market conditions may not justify the expenditures necessary for us to continue operation of our vessels, and charterers may no longer charter our vessels at attractive rates or at all. Either development could adversely affect our earnings.

We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could adversely affect our revenues.

     In each of our business segments, we derive a significant part of our revenues from a small number of customers. In 2005, our largest customer accounted for 25% of our total revenues, our second largest customer accounted for 17% of our total revenues, and our six largest customers in terms of revenues, in aggregate, accounted for 70% of our total revenues. In addition, some of our customers, including many of our most significant customers such as Petrobras and Archer Daniels Midland, operate vessels of their own. These customers may decide to cease or reduce the use of our services for any number of reasons, including in order to utilize their own vessels. The loss of any one or a number of our significant customers, whether to our competitors or otherwise, could adversely affect our revenues and earnings.

Our success depends upon our management team and other employees, and if we are unable to attract and retain key management personnel and other employees, our results of operations may be negatively impacted.

     Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. In particular, many members of our senior management team, including our CEO and Executive Vice President, have extensive experience in the shipping industry and have held their roles with us since our inception. If we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. The loss of any of the members of our management team could adversely affect our business prospects and results of operations and could lead to an immediate decrease in the price of our common stock. We do not maintain "key man" insurance on any of our officers. Further, the efficient and safe operation of our vessels requires skilled and experienced crew members. Difficulty in hiring and retaining such crew members could adversely affect the operation of our vessels, and in turn adversely affect our results of operations.

We are an international company that is exposed to the risks of doing business in many different, and often less developed and emerging market countries.

     We are an international company and conduct almost all of our operations outside of the United States, and we expect to continue doing so for the foreseeable future. Some of these operations occur in countries that are less developed and stable than the United States, such as Argentina, Bolivia, Brazil, Chile, Paraguay and Uruguay. Some of the risks we are exposed to by operating in these countries include among others:

o political and economic instability, changing economic policies and conditions, and war and civil disturbances;

o    recessions in economies of countries in which we have business operations;

o the imposition of additional withholding taxes or other taxes on our foreign income, tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;

o the imposition of executive and judicial decisions upon our vessels by the different governmental authorities associated with some of these countries;

o the imposition of or unexpected adverse changes in foreign laws or regulatory requirements;

o longer payment cycles in foreign countries and difficulties in collecting accounts receivable;

o    difficulties and costs of staffing and managing our foreign operations; and

o    acts of piracy or terrorism.

     These risks may result in unforeseen harm to our business and financial condition. Also, some of our customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain South American countries and economies, could adversely affect that part of our business.

     Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success in international markets depends, in part, upon our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies which will be effective in each location where we do business. Furthermore, the occurrence of any of the foregoing factors may have a material adverse effect on our business and results of operations.

We may not have adequate insurance to compensate us if our vessels are damaged or lost or if we harm third parties or their property or the environment.

     We insure against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity, or P&I, associations, or clubs. We also procure hull and machinery insurance and war risk insurance for our fleet. In most instances, we do not procure loss of hire insurance, which covers business interruptions that result in the loss of use of a vessel.

     All insurance policies that we carry include deductibles (and some include limitations on partial loss) and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Further, our insurance may not be sufficient to fully compensate us against losses that we incur, whether from damage to or loss of our vessels, through liability to a third party, for harm to the environment or for other catastrophic claims. For example, our protection and indemnity insurance has a coverage limit of $1 billion regarding oil spills and related harm to the environment. Although this is a significant sum, it may be insufficient to fully compensate us, and any uninsured losses that we incur may be substantial and may have a very significant effect on our financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations or lack of payment of premium.

     We cannot assure you that we will be able to renew our existing insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Each of our policies is also subject to limitations and exclusions, and our insurance policies may not cover all types of losses that we could incur. Any uninsured or under insured loss could harm our business, financial condition and operating results. Furthermore, we cannot assure you that the P&I clubs to which we belong will remain viable. We may also become subject to funding calls due to our membership in the P&I clubs which could adversely affect our profitability. Also certain claims may be covered by our P&I insurance, but subject to the review and at the discretion of the board of the P&I club. We can not assure you that the board will exercise its discretion to vote to approve the claim.

Labor disruptions in the shipping industry could adversely affect  our business.

     As of December 31, 2005 we employed 110 land-based employees and approximately 770 seafarers as crew on our vessels. These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Certain conflicts of interest may adversely affect us.

     Certain of our directors and officers hold similar positions with other related companies. Felipe Menendez R., who is our President, Chief Executive Officer, and a Director, is a Director of Oceanmarine, a related company that previously provided administrative services to the Company and has entered into joint ventures with the Company in salvage operations. Oceanmarine also operates slot charter container services between Argentina and Brazil, an activity in which the Company does not engage at the present time. Ricardo Menendez R., who is our Executive Vice President and one of our Directors, is the President of Oceanmarine, and is also the Chairman and President of The Standard Steamship Owners' Protection and Indemnity Association (Bermuda) Limited, or Standard, a P&I club with which some of our vessels are entered. Both Mr. Ricardo Menendez
R. and Felipe Menendez R. are Directors of Maritima SIPSA, a company owned 49% by us and 51% by SIPSA (a related company), which has entered into agreements to purchase and resell to and from our subsidiaries our vessel Princess Marina, and Directors of I. Shipping Services, a company that provides vessel agency services for third parties in Argentina and occasionally for the Company's vessels calling at Buenos Aires and other Argentinean ports. The Company is not engaged in the vessel agency business and the services provided by I. Shipping Services to the Company amounted to less than $10,000 in 2005. Although these directors and officers attempt to perform their duties within each company independently, in light of their positions with such entities, these directors and officers may face conflicts of interest in selecting between our interests and those of Oceanmarine, I. Shipping Services and the Standard. In addition, I. Shipping Services and Oceanmarine are indirectly controlled by the Menendez family, including Felipe Menendez R. and Ricardo Menendez R. These conflicts may limit our fleet's earnings and adversely affect our operations. We refer you to "Related Party Transactions" in Item 7.B in this report for more information on our related party transactions.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

     Our ability to make payments on and to refinance our indebtedness, including our 9% First Preferred Ship Mortgage Notes due 2014, or the Notes, and any amounts borrowed under any of our subsidiaries' credit facilities, and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness, including the Notes and any amounts borrowed under our subsidiaries' credit facilities, or to fund our other liquidity needs.

     If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, the indenture for the Notes and the credit agreements governing our subsidiaries' various credit facilities may restrict us from adopting any of these alternatives.

We may not be able to fulfill our obligations in the event we undergo a change of control.

     If we undergo a change of control, we will be required to make an offer to repurchase the Notes at a price of 101% of their principal amount plus accrued and unpaid interest. Under certain circumstances, a change of control of our company may also constitute a default under our credit facilities resulting in our lenders' right to accelerate their loans. We cannot assure you that we will be able to satisfy our obligations if a change of control occurs.

Our subsidiaries' credit facilities and the indenture governing our Notes impose significant operating and financial restrictions on us that may limit our ability to successfully operate our business.

     Our subsidiaries' credit facilities and the indenture governing the Notes impose significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long term interests. These restrictions limit our ability to, among other things:

o    incur additional debt;

o    pay dividends or make other restricted payments;

o    create or permit certain liens;

o    make investments;

o    engage in sale and leaseback transactions;

o    sell vessels or other assets;

o create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

o    engage in transactions with affiliates; and

o consolidate or merge with or into other companies or sell all or substantially all of our assets.

     In addition, some of our subsidiaries' credit facilities require that our subsidiaries maintain specified financial ratios and satisfy financial covenants. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Events beyond our control, including changes in the economic and business conditions in the markets in which our subsidiaries operate, may affect their ability to comply with these covenants. We cannot assure you that our subsidiaries will meet these ratios or satisfy these covenants or that our subsidiaries' lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our subsidiaries' credit facilities would prevent our subsidiaries from borrowing additional money under the facilities and could result in a default under them.

     If a default occurs under our credit facilities or of those of our subsidiaries, the lenders could elect to declare that debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt. Moreover, if the lenders under a credit facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a default under other debt. If all or any part of our debt were to be accelerated, we may not have or be able to obtain sufficient funds to repay it or to repay the Notes upon acceleration.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay dividends.

     In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to obtain credit facilities and access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds necessary for future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

We are a holding company, and we depend entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

     We are a holding company, and as such we have no significant assets other than the equity interests of our subsidiaries. Our subsidiaries conduct all of our operations and own all of our operating assets. As a result, our ability to pay dividends and service our indebtedness depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization. For example, some of our subsidiaries' credit agreements contain significant restrictions on the ability of our subsidiaries to pay dividends or make other transfers of funds to us. See "Description of Credit Facilities and Other Indebtedness" in Item 5.B of this report. Furthermore, some countries in which our subsidiaries are incorporated require our subsidiary to receive central bank approval before transferring funds out of that country. In addition, under limited circumstances, the indenture governing the Notes permits our subsidiaries to enter into additional agreements that can limit our ability to receive distributions from such subsidiaries. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends or service our debt, unless we obtain funds from other sources, which may not be possible.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

     We are an international company and, while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. For example, in 2005, 84% of our revenues were denominated in U.S. dollars, 11% were denominated in Euros, and 5% were denominated in British pounds. If the value of the dollar appreciates relative to the value of these other currencies, the U.S. dollar value of the revenues that we report on our financial statements could be materially affected. Changes in currency exchange rates could adversely affect our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. Further, we incur costs in multiple currencies that are different than, or in a proportion different to, the currencies in which we receive our revenues. Accordingly, if the currencies in which we incur a large portion of our costs appreciate in value against the currencies in which we receive a large portion of our revenue, our margins could be adversely affected. We have not historically hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated losses.

We may have to pay tax on United States source income, which would reduce our earnings and cash flows.

     Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. will be characterized as U.S. source shipping income. Such income will be subject to a 4% U.S. Federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder, which became effective for our calendar year subsidiaries on January 1, 2005.

     Our subsidiaries filed U.S. tax returns for 2004 and 2003 and took the position on those returns that they qualified for the exemption on their U.S. source shipping income under Section 883 based on the determination that more than 50% of their stock was beneficially owned by qualified shareholders. However, that claim for exemption by our subsidiaries may not prevail if challenged on audit. In the absence of the availability of the exemption for 2004 and 2003, our subsidiaries would be subject to a 4% Federal income tax of approximately $0 and $249,264, respectively. For the calendar year 2005, our subsidiaries did not derive any U.S. source shipping income and therefore were not subject to any U.S. Federal income tax regardless of their qualification for exemption under Section 883.

Our OBOs are less desired by certain charterers in the tanker market.

     OBOs are versatile because they can transport both petroleum products and dry bulk cargos. Unlike the more traditional type of tanker, an OBO has fewer tanks, but each tank is generally larger. Prior to the advent of computerized loading systems, due to the amount of available free space and the possibility of cargo shifting and causing the vessel to become unstable, extra caution had to be used when loading an OBO. While this problem, like other problems originally linked to OBOs, have been solved with new technology, OBOs are still less desired by certain charterers who prefer to use the more traditional form of tanker to transport oil and other petroleum products. To the extent any charterers elect not to use our OBOs and instead use standard tankers, this could have a negative impact on our business and financial results.

Rising fuel prices may adversely affect our profits.

     Fuel is the largest operating expense in our River Business where most of our contracts are contracts of affreightment under which we are paid per ton of cargo shipped. Currently, many of these agreements permit the adjustment of freight rates based on changes in the price of fuel. We may not be able to include this provision in these contracts when they are renewed or in future contracts with new customers. In our Ocean, Offshore Supply and Passenger Businesses, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply of fuel. In the future we may become responsible for the supply of fuel to such vessels, in which case variations in the price of fuel could affect our earnings.

     To the extent our contracts do not pass on changes in fuel prices, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our charterers or other circumstance affecting the performance of a contract of affreightment, we are subject to exposure under, and may incur losses in connection with, our hedging instruments.

     In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence.


ITEM 4  - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

     In this annual report, unless the context otherwise indicates, the terms "we," "us" and "our" (and similar terms) refer to Ultrapetrol (Bahamas) Limited and its subsidiaries and joint ventures.

     We were originally formed by members of the Menendez family with a single ocean going vessel in 1992, and were incorporated in our current form as a Bahamas corporation on December 23, 1997.

     Our Ocean Business has grown through the investment of capital from the operation of our fleet along with other sources of capital to acquire additional vessels. In 1998, we issued $135.0 million of 10 1/2% First Preferred Ship Mortgage Notes due 2008, or the Prior Notes. By 2001, our fleet reached 13 oceangoing vessels with a total carrying capacity of 1.1 million dwt. During 2003, in an effort to remain ahead of changing environmental protection regulations, we began to sell all of our single hull Panamax and Aframax tankers (five vessels in total), a process that we completed in early 2004.

     We began our River Business in 1993 with a fleet consisting of one pushboat and four barges. In October 2000, we formed a joint venture with American Commercial Barge Lines Ltd., or ACL. From 2000 to 2004, we built UABL into the leading river barge company in the Hidrovia Region of South America. Using some of the proceeds from the sale of our single hull Panamax tankers, in 2004, we purchased from ACL their 50% equity interest in UABL.

     During 2000, we received a $50.0 million equity investment from Solimar Holdings, Ltd., or Solimar, a wholly-owned subsidiary of the AIG-GE Capital Latin American Infrastructure Fund, or the Fund. The Fund was established at the end of 1996 to make equity investments in South America, Mexico, Central America and the Caribbean countries. The Fund was also our partner in other ventures, including UP Offshore.

     In December 2002, we began our relationship with International Finance Corporation, or IFC, which is the private sector arm of the World Bank Group that provides loans, equity, and other services to support the private sector in developing countries. In total, IFC, together with its participant bank and co-lender, KfW, has provided us with $115.0 million of credit and equity commitments to support our River and Offshore Supply Businesses.

     We formed our Offshore Supply Business during 2003 in a joint venture with LAIF XI Ltd., or LAIF, a wholly-owned subsidiary of the Fund, and Comintra Enterprise Ltd.. We capitalized the business with $ 45 million of common equity and $70 million of debt and preferred equity from IFC to construct our initial fleet of six PSVs.

     In November 2004, we issued $180.0 million of 9% First Preferred Ship Mortgage Notes due 2014, or the Notes. The proceeds of the Notes offering were used principally to prepay the Prior Notes and to buy an additional Ocean Business asset, further invest in our River Business and to diversify into the Passenger Business with the acquisition of two passenger vessels.

     In March 2006, we acquired a 66.67% equity interest in UP Offshore (Bahamas) Limited, or UP Offshore, the entity through which we operate our Offshore Supply Business, from LAIF XI Ltd., or LAIF, bringing our ownership in UP Offshore to 94.45%.

     In March 2006, we also acquired Ravenscroft Shipping (Bahamas) S.A., or Ravenscroft, the entity through which we manage the vessels in our Offshore Supply, Ocean, and Passenger Businesses, from other related companies.

B. BUSINESS OVERVIEW

Our Company

     We are a diverse marine transportation company involved in the global carriage of dry bulk and liquid cargos, supplies, equipment and passengers. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

Our Lines of Business

Revenues                                                    2005
                                        ---------------------------------------
   Attributable to River Business                $54,546              43.5%
   Attributable to Offshore Supply Business        6,532               5.2
   Attributable to Ocean Business                 49,874              39.8
   Attributable to Passenger Business             14,409              11.5
                                                ----------          ----------
                                   Total        $125,361             100.0%

     River Business. Our River Business is the leading river transportation company in the Hidrovia Region. Our River Business, which we operate through our subsidiary UABL, has approximately 490 barges with approximately 798,000 dwt capacity and 23 pushboats. We own 446 dry barges that transport agricultural and forestry products, iron ore and other cargos and 44 tanker barges that carry petroleum products, vegetable oils and other liquids. We believe that we have more than twice the number of barges and dwt capacity as our nearest competitor. In addition, we use one 35,000 dwt barge designed for ocean trading, the Alianza G2, as a transfer station to provide storage and transshipment services of cargo from river barges to ocean export vessels.

     We are in the process of expanding the size of some of our barges to increase their cargo carrying capacity and maximize our fleet utilization. We believe that enlarging our existing barges is the most cost-effective way of growing our fleet's cargo carrying capacity. We also have begun a program to replace the engines in all 16 of our line pushboats. The new engines will consume heavier grades of fuel which been less expensive than the diesel fuel we currently consume.

     We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia Region. At over 2,200 miles in length, the Hidrovia Region is comparable to the Mississippi River in the United States and produces and exports a significant and growing amount of agricultural products. For example, Argentina, Brazil, Paraguay, and Bolivia produced, in the aggregate, 41.5 million tons of soybeans in 1994 compared to an estimated 105.5 million tons in 2005, a compound annual growth rate of 8.9%. These countries accounted for over 47% of world soybean production in 2005, growing from only 30% in 1995. In addition to agricultural products, companies in the Hidrovia Region are expanding and initiating the production of other goods, including forest products, iron ore, and pig iron.

     Through joint ventures, we own and operate terminals at certain key locations to provide integral transportation services to our customers from origin to destination. We also own a drydock and repair facility to carry out fleet maintenance and have a long-term lease on another facility where we intend to conduct part of the barge enlargement program. We utilize night-running technology, which allows for night navigation and improves asset efficiency.

     Offshore Supply Business. Our Offshore Supply Business, which we operate through UP Offshore, is focused on serving companies that are involved in the complex and logistically demanding activities of deepwater oil exploration and production. We have ordered the construction of six proprietarily designed and technologically advanced PSVs. We received delivery of and placed into service three of these vessels in 2005 and early 2006, and we expect the remaining three to be delivered and placed into service in 2006 and 2007. Our PSVs are designed to transport supplies, equipment, drill casings and pipes on deck, along with fuel, water, drilling fluids and bulk cement in under-deck tanks and a variety of other supplies to drilling rigs and platforms. We employ two of these vessels in the spot market in the North Sea and employ the third on time charter in Brazil with Petrobras. Upon delivery of the three PSVs we currently have under construction, we intend to employ them in Brazil and other international markets. We are negotiating the construction of four additional PSVs of our proprietary design, for a total fleet of ten PSVs. Through one of our Brazilian subsidiaries, we have the competitive advantage of being able to trade a number of our PSVs in the Brazilian market with cabotage trading privileges, enabling the PSVs to obtain employment in preference to non-Brazilian flagged vessels.

     Ocean Business. In our Ocean Business, we own and operate six oceangoing vessels including one semi-integrated oceangoing tanker barge unit under the trade name, Ultrapetrol. Our three Suezmax OBO vessels transport liquid cargo, such as petroleum and petroleum products, as well as dry cargo, such as iron ore and coal, on major routes around the globe. Our Aframax tanker carries both crude oil and a variety of refined petroleum products internationally. Our semi-integrated tug barge Alianza G-3/Alianza Campana operates under long-term charter as a support vessel in North Brazil. Our chemical/product carrier, Miranda I, transports chemicals and petroleum products in the regional trade of Argentina and Brazil. Our current ocean fleet has an aggregate cargo carrying capacity in excess of 600,000 dwt and an average age of approximately 17.2 years.

     Our Suezmax OBO vessels are able to carry either petroleum products or dry bulk cargos to take advantage of changing market conditions. Given the rise during 2003 and early 2004 in spot market prices for dry cargo globally, we employed these vessels in the carriage of dry bulk cargos on trade routes around the world, mostly transporting coal and iron ore from South America, Australia and South Africa to Europe, China and other Far East countries. Currently, however, the market prices for carrying petroleum and petroleum products surpass the market prices for carrying dry cargo, and accordingly we are employing our Suezmax OBO vessels as tankers, as was the case with the Princess Susana in February 2006. During 2005, we derived over 84% of our Ocean Business revenues from charterers in Europe and Asia, some of which are Cargill, SwissMarine and Pan Ocean Shipping. Over the same period, we derived approximately 96% of our Ocean Business revenues from time charters with at least three months duration and 4% from spot voyages.

     Our Aframax tanker, Princess Marina, has been employed under a long-term charter in Chile with ENAP which expires in April 2006 and has been renewed for three to four months at a substantially improved current market rate.

     We currently employ Miranda I, our chemical/product carrier, on a three-year charter with an option for an additional two years to Petrobras, a major oil company serving the regional trade of Argentina and Brazil, through September 2008.

     All of our oceangoing vessels, with the exception of Miranda I, are double hull. However, they are not all certified as double hull tankers by their respective certification societies at this time. We expect that Princess Susana will receive Class Certification as double hull after her drydock in the fourth quarter of 2006 as her sister vessel Princess Nadia already received in March 2005. Miranda I may be used as double hull when carrying petroleum products in her center tanks only and we intend to have her retrofitted and certified as double hull for all products before the end of 2006.

     Passenger Business. In our Passenger Business, we own and operate two vessels that we purchased in 2005, the New Flamenco, with a 1,010 person capacity and 401 cabins, and the Grand Victoria, with a 583 person capacity and 242 cabins. We recently completed an extensive refurbishment of the New Flamenco, including all passenger areas, and we conducted work to recertify the Grand Victoria and upgraded some of her passenger areas. We currently employ these vessels under seasonal charters with European tour operators cruising the Mediterranean, Black Sea and Norwegian Fjords.

     The charter for the New Flamenco is a two-year, "full-service charter," extendable for an additional year at the charterer's option, pursuant to which we are responsible for operating and maintaining the vessel, paying the full vessel's staff and providing passenger services such as entertainment and food and beverages, while our charterer is responsible for marketing and ticket sales as well as fuel and port charges. Pursuant to the charter, our charterer pays us an agreed amount per passenger, per day, which escalates each year, and is subject to a guaranteed minimum occupancy equivalent to an average of approximately 80% of the lower berth capacity. We also receive the revenues, as applicable, from on board sales of goods and services, a portion of which are shared with the charterer or concessionaire.

     In the current charter for the Grand Victoria, we are responsible only for operating and maintaining the vessel and paying the vessel's deck and engine staff. Our charterer is responsible for all passenger services, including paying the passenger services staff, paying all fuel and port charges and marketing and ticket sales to passengers. Pursuant to this charter, we are paid a fixed daily fee.

     The structure of our seasonal contracts for our Passenger Business provides us with a stable revenue stream as well as the flexibility to operate the vessels in other regions of the world at the end of the seasonal contract term. We are currently negotiating opportunities to operate these vessels during periods other than the European travel season.

Ultrapetrol Fleet Summary

                                        Number of
          River Fleet                    Vessels            Capacity                    Description
---------------------------------     --------------    ------------------    --------------------------------
Alianza G2/Alianza Rosario                   1             35,000 tons               Transfer Station
Pushboat Fleet                              23              77,7502HP          Various Sizes and Horse Power
                                                                               Carry Liquid Cargo (Petroleum
Tank Barges                                 44              95,578 m3               Products, Veg. Oil)
                                                                                      Carry Dry Cargo
Dry Barges                                 446            702,700 tons                (Soy, Iron Ore)
---------------------------------     --------------    ------------------    --------------------------------

Total                                      514                 N/A
---------------------------------     --------------    ------------------    --------------------------------


                                                            Capacity                     Delivery
     Offshore Supply Fleet            Year Built              (DWT)                        Date
---------------------------------     --------------    ------------------    --------------------------------

In Operation
-------------
UP Esmeralda (1)                          2005              4,200                          2005
UP Safira (1)                             2005              4,200                          2005
UP Agua-Marinha                           2006              4,200                          2006

On Order
---------
UP Topazio (EI-482)                       2006              4,200                         2006(e)
UP Diamante (El - 483)                    2006              4,200                         2006(e)
UP Rubi (El- 484)                         2007              4,200                         2007(e)
---------------------------------     --------------    ------------------    --------------------------------
Total                                                      25,200
(1) Under bare boat charter

          Ocean Fleet                  Year Built              DWT                      Description
---------------------------------     --------------    ------------------    --------------------------------

Princess Nadia                            1987              152,328                     Suezmax OBO
Princess Susana                           1986              152,301                     Suezmax OBO
Princess Katherine                        1986              164,100                     Suezmax OBO
Princess Marina(1)                        1986               83,930                   Aframax Tanker
Alianza/G-3                               1993(2)            43,164                Semi Integrated Tug/
                                                                                        Barge Unit
Miranda I                                 1995                6,575                  Product Carrier/
                                                                                      Chemical Tanker
---------------------------------     --------------    ------------------    --------------------------------
Total                                                       602,398

(1)  We currently hold the Princess Marina through our 49% ownership of Maritima
     SIPSA S.A., a company controlled by Chilean citizens, to whom we sold the Princess Marina upon the beginning of her charter in Chile in May 2003. As part of this arrangement, we have contracted to repurchase the Princess
     Marina upon the expiry of the charter in June 2006. We recognize as charter revenue on this transaction the difference between our sale price to Maritima SIPSA and their sale price back to us, of this vessel. See
     "Related Party Transactions - Maritima SIPSA S.A." in Item 7.B of this report.

(2) Originally built in 1982, converted in 1993 to double hull product tank barge.

                                           Total                       Total
                                         Capacity                      Number
Passenger Fleet                        (Passengers)                  of Cabins
---------------                        ------------                  ---------

New Flamenco                               1,010                        401
Grand Victoria                               575                        242

Total                                      1,585                        643


Chartering Strategy

     We continually monitor developments in the shipping industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions. In our River Business, we have contracted a substantial portion of our fleet's capacity on a one- to four-year basis to major clients. These contracts provide fixed pricing, minimum volume requirements and fuel price adjustment formulas, and we intend to develop new customers and cargos as we grow our fleet capacity.

     In our Offshore Supply Business, we plan to charter our PSV fleet in Brazil for medium-term (one to six months) charters or long-term employment (up to seven years). Currently there is no spot market in Brazil for PSVs. In the North Sea, we intend to continue to operate our PSVs in the spot market (short duration, one day or more) combined with longer-term charters.

     We historically have operated our Ocean Business vessels in both the spot market, which allows us to take advantage of potentially higher market rates, and under period charters, which allows us to achieve high utilization rates. We intend to continue to operate some of our ocean vessels in the spot market and others under period charters.

     We intend to employ our passenger vessels primarily in conjunction with tour operators that will at least partially guarantee the vessels' revenue.

Our Fleet Management

     We conduct the day-to-day management and administration of our operations in-house and through our wholly-owned subsidiaries.

     Following our recent acquisition of Ravenscroft and after acquiring the administrative-related assets and the hiring of personnel of Oceanmarine associated with the administration and accounting services, all technical, commercial and administrative management functions are conducted in-house.

     Ravenscroft, operating from its office in Coral Gables, Florida, employs 36 persons and will continue to undertake all technical and marine related management for our offshore, ocean and passenger vessels including the purchasing of supplies, spare parts and husbandry items, crewing, superintendency and preparation and payment of all related accounts on our behalf. Ravenscroft also continues to be responsible for the administration and execution of the onboard services and management accounting system on our Passenger vessels New Flamenco and Grand Victoria. For the New Flamenco, Ravenscroft monitors the shore excursion sales, the performance of the Food & Beverage and Entertainment concessionaires and also controls certain aspects of onboard revenue such as the duty free shop which generate additional income for us. Ravenscroft is a self-contained full service ship management company which includes a commercial department and is certified for ISM and is also ISO 9001:2000 certified. It holds Documents of Compliance for the management and operation of OBOs, tankers, bulk carriers, PSVs, general cargo vessels, passenger vessels and also for the ship management of vessels sold for demolition.

     Ravenscroft will continue to manage vessels for and on behalf of vessels owners who are not related to us. In the case of our River Business, our commercial and technical management continues to be performed in-house by UABL personnel.

Customers

     For 2005 service for Cargill and its subsidiaries accounted for 25 % of our total revenues and service for SwissMarine Serv. accounted for 17% of total revenues.

Competition

River Business

     We own the largest fleet of pushboats and barges in the Hidrovia Region. We compete based on reliability, efficiency and price. Key competitors include Horamar, and Fluviomar. In addition, some of our customers, including ADM and Rio Tinto, have some of their own dedicated barge capacity, which they can use to transport cargoes in lieu of hiring a third party. Our River Business also indirectly competes with other forms of land-based transportation such as truck and rail.

Offshore Supply Business

     In our Offshore Supply Business, our main competitors are the Brazilian offshore companies that own and operate modern PSVs. The largest of these companies is CBO, which currently owns four modern PSVs and is building an additional PSV in Brazil. Also, some of the international offshore owners, such as Tidewater and Maersk have built Brazilian-flagged PSVs.

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

Passenger Business

     The tour operators that are our clients in the Passenger Business compete for consumers' leisure-time dollars with both other cruise lines and a wide array of other vacation options located throughout the world, including numerous land-based destinations and package holiday, tour and timeshare vacation operators. Many of these operators attempt to obtain a competitive advantage by lowering prices and/or by improving their products, such as by offering different vacation experiences and locations. In the event that we or the tour operators that are our clients do not compete effectively with other cruise companies and other vacation operators, our results of operations from our Passenger Business would be adversely affected.

Industry Conditions

River Business

     Key factors driving cargo movements in the Hidrovia Region are agricultural production and exports, particularly soybeans, from Argentina, Brazil, Paraguay and Bolivia, exports of Brazilian iron ore, regional demand and Paraguay and Bolivia imports of petroleum products. Exports of Argentine forest products and other commodities are also significant. Practically all the cargos transported in the Hidrovia Region are export or import-related cargos.

     The Parana/Paraguay, the High Parana and the Uruguay rivers consist of over 2,200 miles of a single natural interconnected navigable river system serving five countries namely Brazil, Bolivia, Paraguay, Uruguay and Argentina.

Dry Bulk Cargo

     Soybeans. According to industry sources, Argentina, Brazil, Paraguay, and Bolivia accounted for about 45% of world soybean production in 2004, growing from only 30% in 1994.

     According to industry sources, within the five countries of the Hidrovia Region, acreage harvested in soybeans has increased from approximately 18.9 Mha (million hectares, 1 hectare = 2.47 acres) in 1993 to 40.2 Mha in 2004, a CAGR of 7.8%. Further, with advances in technology, productivity of farmland has also improved.

     The installation of crushing plants in Bolivia and Paraguay has generated a large volume of vegetable oils and soybean meal that are also shipped via the river for export. According to industry sources, Soybean meal exports from Bolivia and Paraguay totaled about 1.5 mt in 2004, while soybean oil exports were about 0.4 mt.

     Iron Ore. In the Corumba area in Brazil, two large iron ore mines owned by international mining companies Rio Tinto and Companhia Vale do Rio Doce, or CVRD, are located near the High Paraguay river.

     Forest Products. Areas adjacent to the Hidrovia Region in Northern Argentina comprise most of Argentina's forest and forest product producing areas. According to industry sources, higher value added sectors of the forest products industry have grown at high rates, while lower value added sectors (e.g. logs, fuel wood) have remained stable or declined.

Oil transportation

     The Hidrovia Region is a key link in Argentina's oil supply network. According to industry sources, in 2003, Argentine oil demand was estimated at about 430,000 barrels per day, or bpd, while production for 2005 was estimated at approximately 770,000 bpd, and total refining capacity is estimated at about 625,000 bpd.

     Paraguay has no indigenous sources of petroleum. Barges using the rivers in the Hidrovia Region are currently the preferred method of supplying Paraguay with crude and petroleum products, according to industry sources totaling between 1.1 million cubic meters to 1.3 million cub meters per year in the last 6 years.

     All the petroleum products travel north to destinations in Northern Argentina, Paraguay and Bolivia, creating synergies with dry cargo volumes that mostly travel south.

     Brazil does not yet transport any significant quantity of petroleum products via the rivers in the Hidrovia Region, mainly due to lack of discharge facilities. However, incentives exist to switch to barge transportation for petroleum product distribution to Brazilian cities near the river. Currently, interior regions of Brazil near the Hidrovia are supplied over land by truck.

Fleet developments and utilization

     In the last 10 years the barge fleet in the Hidrovia Region has more than doubled, maintaining a high level of utilization. This has occurred not only due to the growth of production in the area, but also because cargo that in the past was transported by truck started to shift to river transport as the infrastructure developed. We believe that the available barge fleet in the area consists approximately of 1,000 dry and tank barges, in contrast with approximately 27,900 barges in the Mississippi River System in the United States.

     UABL owns and operates approximately 43% of total dry cargo capacity. The closest competitor, Fluviomar, operates approximately 19% of the dry cargo tonnage capacity. There are approximately 10 different companies operating dry cargo barges in the Hidrovia Region.

     The barge business in the Parana river has seasonal fluctuations due to the agricultural aspect of the trade. The high season in 1993 was from March through July, and in 2003 the high season had extended from February through September. However, the October through January period is now much more active due to the construction of a large soybean crushing plant along the Parana river that works most of the year.

     Freight levels are much less cyclical than in ocean transportation and are based on local supply and demand factors that are generally not related to ocean freights.

Mode Comparison

     Along with growth in production of commodities transported by barge in the Hidrovia Region, cost, safety and environmental incentives exist to shift commodity transport to barges.

     Inland barge transportation is generally the most cost efficient, safest and cleanest means of transporting bulk commodities as compared with railroads and trucks.


     According to industry sources, in terms of unit transportation cost for most dry bulk cargos, barge is cheapest, rail is second cheapest, and truck is third cheapest. There are clear and significant incentives to build port infrastructure and switch from truck to barge to reduce cost.

Offshore Supply Business

     The market for offshore supply vessels, or OSVs, both on a worldwide basis and within Brazil, is driven by a variety of factors. On the demand side, the driver is the growth in offshore oil development/production activity, which in the long term is driven by the price of oil and the cost of developing the particular offshore reserves. Demand for OSVs is further driven by the location of the reserves, with fields located further offshore and in deeper waters requiring more vessels per field and larger, more technologically sophisticated vessels. The supply side is driven by the availability of the vessel type needed (i.e., appropriate size and technology), which in turn is driven by historical newbuilding patterns and scrapping rates as well as the current employment of vessels in the worldwide fleet (i.e., whether under long-term charter) and the rollover schedule for those charters. Technological developments also play an important role on the supply side, with technology such as dynamic positioning better able to meet certain support requirements.

     Both demand for and supply of OSVs are heavily influenced by cabotage laws. Since most offshore supply activities occur within the jurisdiction of a country, they fall within that country's cabotage laws. This distinguishes the OSV sector from most other types of shipping. Cabotage laws may restrict the supply of tonnage, give special preferences to locally flagged ships or require that any vessel working in that country's waters be flagged, crewed, and in some cases, constructed in that country.

     OSVs generally support oil exploration, production, construction and maintenance activities on the continental shelf and have a high degree of cargo capacity and flexibility relative to other offshore vessel types. They utilize space above and below deck to transport dry and liquid cargo, including heavy equipment, pipe, drilling fluids, provisions, fuel, dry bulk cement and drilling mud.

     The OSV sector includes conventional supply vessels, or SVs, and platform supply vessels, or PSVs. PSVs are large and often sophisticated vessels constructed to allow for economic operation in environments requiring some combination of deepwater operations, long distance support, economies of scale, and demanding operating conditions. PSVs serve drilling and production facilities and support offshore construction and maintenance work for clusters of offshore locations and/or relatively distant deepwater locations. They have larger deck space and larger and more varied cargo handling capabilities relative to other offshore support vessels to provide more economic service to distant installations or several locations. Some vessels may have dynamic positioning which allows close station keeping while underway. PSVs can be designed with certain characteristics required for specific offshore trades such as the North Sea or deepwater Brazilian service.

Brazilian Offshore Industry

     The primary customer for PSVs in Brazil is Petrobras, the Brazilian national oil company. The Brazilian government has also allowed foreign companies to participate in offshore oil and gas exploration and production since 1999. Other companies active in Brazil in offshore oil and gas exploration and production industry include Total, Shell, BP and ChevronTexaco. The deepwater Campos Basin, an area located about 80 miles offshore, has been the leading area for offshore activity. Activities have been extended to the deepwater Santos and Espirito Santo Basins as well with activities now taking place in areas of water depths of over 9,000 ft.

     Deepwater service favors modern vessels that can provide a full range of flexible services while providing economies of scale to installations distant from shore. Cabotage laws favor employment of Brazilian flag vessels. However, according to industry sources, many of the Brazilian flag PSV's and supply vessels are old, with approximately half of the national fleet are at least 20 years of age. Temporary authority is granted for foreign vessels to operate only if no Brazilian flag vessels are available.


     According to industry sources, of a total of approximately 71 Brazilian flag offshore vessels, 42 are categorized as PSVs and SVs, including four large PSVs of 4,000 dwt or more. The current orderbook for Brazilian flag PSVs and SVs is 15 vessels, including nine large PSVs.

The North Sea Market

     The North Sea is a similarly demanding offshore market due to difficult weather and sea conditions, significant water depths, long distances to be traveled, and sophisticated technical requirements.

     According to industry sources, high demand led to increases in large PSV rates, averaging approximately $15,900 per day in 2004 and $30,400 per day in 2005. Large PSVs do not have a long rate history due to their relatively recent entry into service. After averaging about $16,900 per day in early 2006, large PSV rates increased to about $38,000 per day in early 2006.

Oil Tanker Industry Overview

     The demand for tankers is a function of the volume of crude oil and petroleum products to be transported by sea and the distance between areas of oil consumption and oil production. The volume of crude oil and petroleum products transported is affected by overall demand for these products, which in turn is influenced by, among other things, general economic conditions, oil prices, weather, competition from alternative energy sources, and environmental concerns.

Tanker Classifications and Primary Trade Routes

     The world oil tanker fleet is generally divided into six vessel sizes classified by dwt, which is an approximate measure of a vessel's cargo carrying capacity. In general, VLCC's/ULCC's primarily transport crude oil on long-haul trade routes (where oil producers are located more than approximately 5,000 miles from the end user, such as from the Arabian Gulf to the Far East, from the Arabian Gulf to Rotterdam via the Cape of Good Hope, from the Arabian Gulf to the Red Sea, and from the Arabian Gulf to the US Gulf/Caribbean. Suezmax tankers trade on long-haul and short-haul routes as discussed below, while Aframax, Panamax, and Handy tankers serve routes typically in short-haul, regional markets (e.g., Latin America, Mediterranean, Southeast Asia).

     Suezmax vessels are active in dirty trades (i.e., the transportation of crude oil and dirty petroleum products) from West Africa to the Americas, and in some Latin American dirty trades, including backhauls (return trips with a short ballast leg) to Europe and North America. Other major Suezmax trades include cross Mediterranean and intra-European trades.

     Aframax tankers are active in Latin American dirty trades. Since Aframax tankers are the largest vessels capable of entering many U.S. ports, these vessels are often utilized on Latin America to U.S. trade routes to take advantage of economies of scale. Other major Aframax dirty trades include intra-European and cross-Mediterranean trades. In Aframax clean trades, major routes include voyages from the Middle East to Japan, Southeast Asia, and South Asia.

Factors Affecting Supply of Oil Tankers

     The supply of tankers is determined by the size and technical suitability of the available fleet (i.e., size of a vessel versus port constraints, clean versus dirty cargo capabilities, charterer acceptability, etc.). Tanker owners include oil companies, government-owned shipping companies and independent vessel owners. There are also operators who do not own vessels but who charter their tonnage from independent vessel owners. The existing tanker fleet increases by newbuilding deliveries and decreases by the number of tankers scrapped or otherwise removed from the fleet. Fleet size also decreases when vessel tonnage becomes unavailable due to floating storage, layup, or repair. Newbuilding, scrapping, and vessel unavailability are affected by current and expected future vessel prices, charter hire rates, operating costs, age profile of the fleet, and government and industry regulation. For example, compared to historical averages, 2004-2005 earnings were high, while scrapping was low. If vessel earnings were to decrease, repair and retention of older vessels would become less economically attractive, and industry scrapping could increase.

     The International Maritime Organization, or IMO, adopted accelerated phase-out regulations for single hull tankers of 5,000 dwt or more carrying petroleum or petroleum products which entered into force in April 2005. The regulations are a complex set of requirements that accelerate the phase-out of pre-International Convention for the Prevention of Pollution from Ships, or MARPOL, "Category 1" tankers without protectively located segregated ballast to 2005. Single hull tankers with protectively located segregated ballast are to be phased out in 2010. Flag States may make exceptions for certain single hull, double bottom, or double sided vessels meeting determined quality and/or structural requirements that allow the vessels to continue in service until age 25 or the year 2015, whichever is earlier. Single hull vessels are also to be banned from carriage of certain heavy oils, with some exceptions allowed for double bottom or double sided vessels meeting certain quality criteria. Certain crude oils have been exempted. Port states may recognize the Flag State exemptions or may choose to enforce the earlier phase-out dates. The effects of the regulations are complex but will tend to accelerate the phase-out of single hull vessels. Actual scrapping behavior will depend upon many variables including the state of the market and future Flag State and Port State implementation.

     The European Union has had regulations in effect since 2003 that require double hull vessels be used for certain heavy oils, with no exceptions. These regulations apply to tankers of 5,000 dwt or more registered in European Union countries or entering waters within jurisdiction of European Union countries.

     Along with mandatory regulations, other factors encourage scrapping of single hull tankers. Many charterers require or show preference for double hull vessels. This preference tends to reduce utilization of single hull vessels and to encourage scrapping.

     Also, port congestion and canal congestion serve to limit effective supply at any one time.

Passenger Vessel Industry

     Passenger vessel demand is a function of overall demand for the global cruise industry. Principal sources of cruise passengers are North America, Europe, Asia and the South Pacific (including Australia and New Zealand), and South America.

Environmental and Government Regulation

     Government regulation significantly affects our operations, including the ownership and operation of our vessels. Our operations are subject to international conventions, national, state and local laws, and regulations in force in international waters and the jurisdictional waters of the countries in which our vessels may operate or are registered, including OPA, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound emission requirements, the IMO/U.S. Coast Guard pollution regulations and various SOLAS amendments, as well as other regulations. Compliance with these requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

     A variety of governmental and private entities, each of which may have unique requirements, subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

     We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels for operational safety, quality maintenance, continuous training of our officers and crews, and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation--International Maritime Organization, or IMO

     The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. For example, the International Convention for the Prevention of Pollution from Ships or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In particular, MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Two of our Suezmax OBO vessels currently do not meet the configuration criteria and will require modifications to comply with these criteria before the end of 2010. These modifications will not involve major steel work. Our vessel, Miranda I, does not currently comply with the double hull requirement unless she limits her loading to center tanks only. However, we expect to retrofit her to full double hull compliance during the course of 2010. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

     The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires vessel owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations--The United States Oil Pollution Act of 1990, or OPA

     The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States territorial sea and its 200 nautical mile exclusive economic zone.

     Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are liable without regard to fault (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (vessel fuel).

     OPA limits liability of a responsible party to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). OPA also limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per dry bulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These OPA liability limits do not apply if an incident was caused by a violation of certain construction or operating regulations or a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

     We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it could have a material adverse effect on our business and the results of operations.

     The financial responsibility regulations issued under OPA require owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility in the amount of $1,500 per gross ton, which combines the OPA limitation on liability of $1,200 per gross ton and the CERCLA limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty and are required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

     The Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

     OPA expressly permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. OPA also amended the Federal Water Pollution Control Act to require owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a "worst case" scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a "worst case discharge." In addition, periodic training programs for shore and response personnel and for vessels and their crews are required. The U.S. Coast Guard has approved our vessel response plans.

     OPA also requires that tankers over 5,000 gross tons calling at U.S. ports have double hulls if contracted after June 30, 1990 or delivered after January 1, 1994. Furthermore, under OPA, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. Although all of our oceangoing vessels are double hull, four of these vessels are subject to phase-out under OPA due to configuration requirements. Based on current OPA requirements, these four vessels will not be eligible to carry oil as cargo within the 200 nautical mile United States exclusive economic zone starting in 2014, except that these tankers may trade in U.S. waters until 2015 if their operations are limited to discharging their cargoes at the Louisiana Offshore Oil Port of off-loading by lightering within authorized lightering zones more than 60 miles offshore.

     We believe we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

Environmental Regulation--Other Environmental Initiatives

     In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted regulation that accelerates the IMO single hull tanker phase-out timetable. The European Union is also considering legislation that will affect the liability of owners for oil pollution. It is difficult to predict what legislation, if any may be promulgated by the European Union or any other country or authority.

     Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention of Civil Liability for Oil Pollution Damage, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are, currently, approximately $6.5 million plus approximately $909 per gross registered ton above 5,000 gross tons with an approximate maximum of $129.3 million per vessel. As the CLC calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates as of March 1, 2006. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

     In addition, a U.S. District Court ruled in March 2005 that the U.S. Environmental Protection Agency (or U.S. EPA) lacks the authority to exclude discharges of vessel ballast water from permitting requirements under the Clean Water Act and ordered the U.S. EPA to repeal regulations it had adopted exempting discharges of ballast water from such permitting requirements. Unless this decision is overturned on appeal or the relief in question is modified, vessels entering waters subject to the Clean Water Act's jurisdiction would be required to have a permit to discharge ballast water. This could require the instillation of equipment on our vessels to treat ballast water before it is discharged at substantial cost and/or otherwise restrict some or all of our vessels from entering waters of the United States that are subject to this ruling.

Vessel Security Regulations

     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or the ISPS Code. We are in compliance with the ISPS Code. Among the various requirements are:

               - on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

               -    on-board installation of vessel security alert systems;

               -    the development of vessel security plans; and

               - compliance with flag state security certification requirements.

Inspection by Classification Societies

     Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

     The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

     For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

     Annual Surveys. For oceangoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant, and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

     Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

     Special Surveys. Special surveys, also known as class renewal surveys, are carried out every five years for the vessel's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a vessel owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. This process is also referred to as continuous class renewal. We have made arrangements with the classification societies for our vessels to be on a continuous survey cycle.

     Currently our oceangoing vessels are scheduled for intermediate surveys and special surveys as follows:

      Intermediate survey                              Special survey
--------------------------------------     ------------------------------------
   Year           No. of vessels            Year            No. of vessels
   ----           --------------            ----            --------------
   2006                 0                   2006                 2
   2007                 3                   2007                 4
   2008                 2                   2008                 0
   2009                 7                   2009                 1
   2010                 0                   2010                 4
   2011                 0                   2011                 3

     All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

     Most oceangoing vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the vessel owner within prescribed time limits.

     Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our oceangoing vessels are certified as being "in class."

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

Hull and Machinery and War Risk Insurance

     We maintain marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for our wholly-owned vessels. At times, we also obtain for part of our fleet increased value coverage and additional freight insurance during periods of improved market rates, where applicable. This increased value coverage and additional freight coverage entitles us, in the event of total loss of a vessel, to some recovery for amounts not otherwise recoverable under the hull and machinery policy. When we obtain these additional insurances, our vessels will each be covered for at least their fair market value, subject to applicable deductibles (and some may include limitations on partial loss). We cannot assure you, however, that we will obtain these additional coverages on the same or commercially reasonable terms, or at all, in the future.

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

Legal Proceedings

     Our subsidiary, Ultrapetrol S.A., was involved in a customs dispute with the Customs Authority of Bahia Blanca in Argentina over the alleged unauthorized operation of the Princess Pia in Argentina during 2001. As a result, the Customs Authority of Bahia Blanca issued a resolution claiming the sum of 4.69 million Argentine pesos (approximately $1.61 million) as import taxes and the sum of
4.69 million Argentine pesos (approximately $1.61 million) as fines. In response to said resolution, on March 16, 2004, Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court arguing that it did not breach any applicable customs laws since the Princess Pia operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities. The Argentine Tax Court entered judgment in favor of the Company. This decision is final and binding upon the parties. Costs shall be borne by the Customs Authority.

     Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the Alianza G-3 and Alianza Campana (collectively, the "Alianza Campana") in Brazil during 2004. As a result, the Brazilian Customs Tax Authorities commenced an administrative proceeding and applied the penalty of apprehension of the Alianza Campana which required the Alianza Campana to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Alianza Campana, which is estimated by the Brazilian Customs tax authorities to be valued at $4.56 million. On February 22, 2005, we were notified of the decision that grounds on which the tax assessment was based were ratified. In response to this decision, on February 28, 2005, we presented a specific request clarification of the decision. We simultaneously presented a petition to the Secretary of the Brazilian Internal Revenue Service requesting the replacement of the confiscation penalty applied to the Alianza Campana by a penalty corresponding to one percent (1%) of the value of the Alianza Campana. The tax authorities determined that the petition requesting for clarification of the decision could not be considered because the Decree that regulates the administrative proceeding does not provide the possibility of filing this petition. The Secretary of the Brazilian Internal Revenue Service sent the administrative proceeding to tax authorities in Fortaleza, Brazil, for them to consider if the vessel could be imported under the REPETRO regime. In accordance with informal information that we received, tax authorities stated that they would not be qualified to analyze such issue. Currently, the administrative proceeding is in Rio de Janeiro, Brazil, waiting for a report of tax authorities in which the REPETRO issue will be analyzed.

     On the same day that Ultrapetrol S.A. presented its defense to the above mentioned administrative proceeding, a writ of injunction was filed on behalf of Ultrapetrol S.A. seeking a judicial authorization allowing the return of the Alianza Campana to Boias de Xareu, which is located approximately 20 nautical miles from the Brazilian coast, so that the Alianza Campana could resume its prior services. The preliminary injunction was granted by the court in favor of Ultrapetrol S.A. on September 17, 2004, conditioned on the weekly presentation of shipping letters describing the location of the Alianza Campana, and the Alianza Campana is now back in service at Boias de Xareu. The tax authorities filed an unsuccessful interlocutory appeal against the preliminary injunction that was granted in our favor. In view of this decision, tax authorities filed an appeal to the Superior Court of Justice and Ultrapetrol filed its counterargument. Currently, our lawsuit and the appeal of tax authorities are pending judgment.

     Based upon the facts and circumstances of the case, including the fact that the Alianza Campana was operating under a specific written authorization officially granted by the Brazilian government, and the existing regulations, we do not believe that the outcome of this matter will have a material impact on our financial position or results of operations. In case we are not successful on the merits, under our insurance coverage we could request an indemnity corresponding to the value of the Alianza Campana from The Standard Club, the Alianza Campana's P&I insurer.

     On September 21, 2005, the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the "Paraguay Customs Authority"). We believe that this finding is erroneous and UABL has formally replied to the Paraguay Customs authority contesting all of the allegations upon which the finding was based. We are awaiting the determination of the Paraguay Customs Authority in this matter. That determination, if adverse to UABL, is subject to court review upon application. We intend to vigorously contest in court any adverse determination. We have been advised by UABL's counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

     Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Dividend Policy

     The payment of dividends is in the discretion of our board of directors. We anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Bahamian law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant. Bahamian law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

     Our ability to pay dividends is restricted by the Notes, which we issued in 2004. In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine requires the establishment of reserves. The payment of dividends is not guaranteed or assured and may be discontinued at any time at the discretion of our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends is dependent upon the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in any of the markets in which we participate, our earnings will be negatively affected, thereby limiting our ability to pay dividends.

C. ORGANIZATIONAL STRUCTURE

     Ultrapetrol (Bahamas) Limited is a company organized and registered as a Bahamas Corporation since December 1997.

     Ultrapetrol (Bahamas) Limited has an ownership in the following companies:


COMPANY NAME                                                   INCORPORATION
                                                               JURISDICTION
Ultrapetrol (Bahamas) Limited                                  (Bahamas)
   - 100% of Kattegat Shipping Inc.                            (Panama)
   - 100% of Majestic Maritime Ltd.                            (Bahamas)
   - 100% of Avemar Holdings (Bahamas)  Ltd.                   (Bahamas)
   - 100% of Mansan S.A.                                       (Uruguay)
   - 100% of Massena Port S.A.                                 (Uruguay)
      - 100% of Dampierre Holdings Spain S.L.                  (Spain)
         - 99% of Oceanpar S.A.                                (Paraguay)
            - 7% of Ultrapetrol S.A.                           (Argentina)
         - 50% of Parfina S.A.                                 (Paraguay)
         - 93% of Ultrapetrol S.A.                             (Argentina)
   - 100% of Internationale Maritime S.A.                      (Bahamas)
   - 100% of Parkwood Commercial Corp.                         (Panama)
     - 50% of Agriex Importadora e Exportadora de
           Generos Alimenticios Ltda.                          (Brazil)
   - 100% of Princely International Finance Corp.              (Panama)
      - 100% of Baldwin Maritime Inc.                          (Panama)
      - 100% of Corporacion de Navegacion Mundial S.A.         (Chile)
         - 49% of Maritima SIPSA S.A.                          (Chile)
         - 50% of Parfina S.A.                                 (Paraguay)
      - 100% of Danube Maritime Inc.                           (Panama)
      - 100% of General Ventures Inc.                          (Liberia)
      - 100% of Imperial Maritime Ltd.                         (Bahamas)
      - 100% of Imperial Maritime Ltd. (Bahamas) Inc.          (Panama)
      - 100% of Fulton Shipping Inc.                           (Panama)
      - 100% of Brinkley Shipping Inc.                         (Panama)
      - 100% of Pelorus Maritime Inc.                          (Panama)
      - 100% of Panpetrol Shipping S.A.                        (Panama)
      - 100% of Kingly Shipping Ltd.                           (Bahamas)
      - 100% of Monarch Shipping Ltd.                          (Bahamas)
      - 100% of Noble Shipping Ltd.                            (Bahamas)
      - 1% of Oceanpar S.A.                                    (Paraguay)
      - 100% of Oceanview Maritime Inc.                        (Panama)
      - 100% of Regal International Investments S.A.           (Panama)
         - 100% of Bayham Investments S.A.                     (Panama)
            - 50% of Agriex Importadora e
                  xportadora de Generos Alimenticios Ltda.     (Brazil)
          - 100% of Draco Investments S.A.                     (Panama)
         - 100% of Cavalier Shipping Inc.                      (Panama)
      - 100% of Riverview Commercial Corp.                     (Panama)
      - 100% of Sovereign Maritime Ltd.                        (Bahamas)
      - 100% of Tipton Marine Inc.                             (Panama)
      - 100% of Ultrapetrol International S.A.                 (Panama)
   - 100% of Stanmore Shipping Inc.                            (Panama)
   - 60% of Ultracape (Holdings) Ltd.                          (Bahamas)
      - 100% of Ultracape Delaware, LLC.                       (USA)
         - 99.99% of Parque Ecologico Industrial
                  de Altamira S.A. de C.V.                     (Mexico)
      - 100% of Palmerston Shipping Inc.                       (Panama)
      - 100% of Ultracape International S.A.                   (Panama)
         - 100% of Invermay Shipping Inc.                      (Panama)
         - 100% of Braddock Shipping Inc.                      (Panama)
      - 100% of Wallasey Shipping Inc.                         (Panama)
   - 27.78% of UP Offshore (Bahamas) Ltd.                      (Bahamas)
      - 100% of UP Offshore (Panama) S.A.                      (Panama)
         - 100% of Packet Maritime Inc.                        (Panama)
         - 100% of Padow Shipping Inc.                         (Panama)
         - 100% of Pampero Navigation Inc.                     (Panama)
        - 100% of UP Offshore (UK) Ltd.                        (United Kingdom)
        - 100% of UP Offshore Uruguay S.A.                     (Uruguay)
      - 99.99% of UP Offshore Apoio Maritimo Ltda.             (Brazil)
        - 100% of UP Offshore Apoio Maritimo (Panama) Inc.     (Panama)
   - 100% of UP Offshore (Holdings) Ltd.                       (Bahamas)
   - 92.86% of UP River (Holdings) Ltd.                        (Bahamas)
      - 50% of UABL Limited                                    (Bahamas)
   - 100% of UP River Terminals (Panama) S.A.                  (Panama)
      - 50% of UABL Terminals Ltd.                             (Bahamas)
         - 100% of UABL Terminals (Paraguay) S.A.              (Panama)
            - 50% of Obras Terminales y Servicios S.A.         (Paraguay)
            - 50% of Puertos del Sur S.A.                      (Paraguay)
   - 100% of UPB (Panama) Inc.                                 (Panama)
      - 50% of UABL Terminals Ltd.                             (Bahamas)
      - 50% of UABL Limited                                    (Bahamas)
         - 100% of Arlene Investment Inc.                      (Panama)
             - 1% of Compaoia Naviera del Magdalena S.A.       (Colombia)
         - 100% of Blueroad Finance Inc.                       (Panama)
            - 1% of Compaoia Naviera del Magdalena S.A.        (Colombia)
         - 100% of Marine Financial Investment Corp.           (Panama)
            - 1% of Compaoia Naviera del Magdalena S.A.        (Colombia)
         - 100% of Corydon International S.A.                  (Uruguay)
            - 100% of Cedarino S.L.                            (Spain)
               - 90% of Parabal S.A.                           (Paraguay)
               - 97.5% of Riverpar S.A.                        (Paraguay)
               - 99.6% of Sernova S.A.                         (Argentina)
               - 97.5% of UABL Paraguay S.A.                   (Paraguay)
               - 96.6% of UABL S.A.                            (Argentina)
               - 90% of Yataity S.A.                           (Paraguay)
               - 63% of Agencia Maritima Argenpar S.A.         (Argentina)
         - 100% of Lonehort S.A.                               (Uruguay)
         - 100% of UP River Ltd.                               (Bahamas)
            - 100% of UABL International S.A.                  (Panama)
             - 96% of Compaoia Naviera del Magdalena S.A.      (Colombia)
            - 100% of Thurston Shipping Inc.                   (Panama)
               - 10% of Parabal S.A.                           (Paraguay)
              - 2.5% of Riverpar S.A.                          (Paraguay)
               - 0.4% of Sernova S.A.                          (Argentina)
               - 2.5% of UABL Paraguay S.A.                    (Paraguay)
               - 3.4% of UABL S.A.                             (Argentina)
              - 36.7% of Agencia Maritima Argenpar S.A.        (Argentina)
              - 10% of Yataity S.A.                            (Paraguay)
                 - 1% of Compaoia Naviera del Magdalena S.A.   (Colombia)
         - 100% of UABL Barges (Panama) Inc.                   (Panama)

D. PROPERTY PLANTS, AND EQUIPMENT

     Through our River Business, we own a drydock and a repair facility for our river fleet at Pueblo Esther, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina and a drydock facility in Ramallo, Argentina. Also, through Ultracape Delaware LLC, we own land for expansion of a liquids terminal in Mexico.

     Through our acquisition of UP Offshore, we now hold a lease for office space in Rio de Janeiro, Brazil. In addition, through our recent acquisition of Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America. Through our acquisition of the administrative functions of Oceanmarine, a related party, we now hold a sublease from it to an office in Buenos Aires, Argentina.

ITEM 4A - UNRESOLVED STAFF COMMENTS

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with the information included under the caption "Selected Financial Data," our historical consolidated financial statements and their notes included elsewhere in this annual report. This discussion contains forward-looking statements. For a discussion on the accuracy of these statements please refer to the section of this report titled "Cautionary Statement Regarding Forward Looking Statements" that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" in Item 3.D of this report and elsewhere in this annual report.

A. OPERATING RESULTS

Our Company

     We are a diverse marine transportation company involved in the global carriage of dry bulk and liquid cargos, supplies, equipment and passengers. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

     o Our River Business, with approximately 490 barges, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers which flow through Argentina, Bolivia, Brazil, Paraguay and Uruguay, to ports serviced by ocean export vessels. According to Doll Shipping Consultancy, as a whole, these countries accounted for approximately 47% of world soybean production in 2005, growing from 30% in 1995.

     o Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of proprietarily designed, technologically advanced platform supply vessels, or PSVs, including three in operation and three under construction to be delivered in 2006 and 2007.

     o Our Ocean Business owns and operates six oceangoing vessels, including three versatile Suezmax/Oil-Bulk-Ore, or Suezmax OBO, vessels, one Aframax tanker, one semi-integrated tug/barge unit and one chemical/product carrier. Our Ocean Business fleet has an aggregate capacity of approximately 600,000 dwt, and our three Suezmax OBOs are capable of carrying either dry bulk or liquid cargos, providing flexibility as dynamics change between these market sectors.

     o Our Passenger Business fleet consists of two vessels with a total carrying capacity of approximately 1,600 passengers, and operates primarily in the European cruise market. We currently employ each of our passenger vessels under seasonal charters with a tour operator. In addition, we are currently negotiating opportunities to operate these vessels during periods outside the European travel season.

     Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry.

Developments in 2005

     On January 7, 2005, International Finance Corporation, or IFC, and KfW disbursed the remaining $7.5 million of the $30.0 million loan granted to UABL in 2002. These funds were used to finance the purchase and transportation from the United States to the Hidrovia Region of 35 dry barges. Additionally the Company used existing funds to purchase two pushboats and other auxiliary equipment.

     On March 4, 2005, we entered into a contract to sell our capesize dry-bulk carrier, Cape Pampas, owned through our 60% joint venture, Ultracape, for approximately $37.9 million, net of the related expenses. The vessel was delivered to the new owners on May 6, 2005.

     On March 4, 2005, we entered into a contract to purchase the passenger vessel, New Flamenco, for a price of $13.5 million. This transaction was consummated on March 24, 2005, and we continued her employment with a European tour operator during the European travel season. In November 2005, we commenced an extensive refurbishment of the passenger and public spaces.

     On April 6, 2005, we purchased the passenger vessel, World Renaissance, renamed Grand Victoria, at auction for a price of $3.4 million. This vessel was delivered and fully paid for on April 19, 2005, but was not certified and did not enter service in 2005. This vessel has since been re-classified and is now being refurbished to re-enter into service in 2006.

     On April 29, 2005, we agreed to purchase the product tanker, Sun Chemist, renamed Miranda I, for a total price of $10.3 million. The vessel was delivered and fully paid on July 7, 2005 and entered service in Argentina under a long-term charter with a major oil company in October 2005.

     On July 25, 2005, our option to repurchase 25,212 of our shares from Los Avellanos for a total price of $0.9 million was extended until July 25, 2006.

     On October 7, 2005, we financed 90% of the acquisition cost of 11 barges in our River Business with $2.9 million in funds available from restricted cash.

     On December 1, 2005 we substituted barges TN 1502, TN1503, TN1505 and TN1506 with barges ACL 700 and ACL 701 in the collateral pool securing the Notes. The substituted barges are newer and of a higher value than the original barges.

     On December 28, 2005, we drew $3.0 million under the $10.0 million facility provided by IFC to UABL Paraguay, one of our subsidiaries. These funds will be used primarily to increase the size and capacity of some of our existing barges.

Recent Developments

     In March 2006, we commenced preparation for an initial public offering of the shares of our common stock to be registered in the United States of America. The shares held directly by our existing shareholders prior to the initial public offering will be entitled to seven votes per share and the shares held by all other holders will be entitled to one vote per share. The special voting rights of the existing shareholders will not be transferable. Following the completion of the initial public offering, our existing shareholders will continue to have a majority of the voting power of our common shares.

     On March 20, 2006, we purchased all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. from two of our related parties, Crosstrade Maritime Inc., and Crosstrees Maritime Inc., for the purchase price of $11.5 million. The purchase price included a building in Coral Gables, Florida, U.S., independently valued at $4.5 million. Ravenscroft Shipping (Bahamas) S.A. is a holding company that is the ultimate parent of our vessel managers, Ravenscroft Ship Management Inc., which manages the vessels in our Ocean Business and Offshore Supply Business, and Elysian Ship Management Inc., which manages the vessels in our Passenger Business. We have the option to cause Crosstrade Maritime Inc., and Crosstrees Maritime Inc, to purchase from us all, but not less than all, of the Ravenscroft shares purchased for the original consideration at any time prior to September 30, 2006, but not later than the closing of our initial public offering of common stock. The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note secured by the pledged shares of Ravenscroft payable upon the earlier of (i) the closing of our initial public offering of common stock or (ii) September 30, 2006. In compliance with the requirements of our indenture related to Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

     Separately, we purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., a company through which we operate our Offshore Supply Business, from LAIF, an affiliate of Solimar, one of our shareholders, for a purchase price of $48.0 million on March 21, 2006. Following this acquisition, we hold 94.45% of the issued and outstanding shares of UP Offshore. We have the option to cause LAIF to purchase from us all, but not less than all, of the UP Offshore shares purchased for the original consideration at any time prior to September 30, 2006, but not later than the closing of our initial public offering. The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note payable upon the earlier of (i) the closing of our initial public offering or (ii) September 30, 2006. In compliance with the requirements of our indenture related to the Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

     We have reached an understanding with IFC to purchase from IFC the 7.14% of UP River (Holdings) Ltd., an entity that owns 50% of UABL, that we do not own for the price of $6.0 million. As part of this understanding, IFC agreed to waive its option to convert its interest in UP River to shares in our company and its right to participate in our initial public offering. This understanding is subject to the successful completion of an initial public offering and our obligation under this understanding will be paid from proceeds of our initial public offering.

     On March 20, 2006, Los Avellanos and Avemar Holdings (Bahamas) Ltd., or Avemar, two of our shareholders, subject to the successful completion of an initial pubic offering, cancelled their agreement pursuant to which Avemar had previously granted Los Avellanos an irrevocable proxy to vote our shares owned by Avemar. The shareholders have further agreed to cancel the shares owned by Avemar upon the closing of an initial public offering. As a consequence, if we effect an initial public offering, Solimar will own 63.36% of our shares and the remaining 36.64% will be directly and indirectly owned by Los Avellanos.

     On March 20, 2006, we exercised our option to repurchase from Los Avellanos 25,212 shares of our common stock for a total consideration of $894,999, and the $894,999 note originally issued in connection with the option was cancelled.

Factors Affecting Our Results of Operations

     We have organized our business and evaluate performance by the operating segments of the Ocean Business, River Business, and, beginning in 2005, the Offshore Supply Business and Passenger Business. The accounting policies of the reportable segments are the same as those for the consolidated financial statements. Other than for allocation of overhead, we do not have significant intersegment transactions.

Revenues

     In our River Business, we currently contract substantially all of our capacity under COAs, most of which have terms from one to four years. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

     In our Offshore Business, during the second half of 2005, two PSV vessels owned by UP Offshore were, by virtue of chartering arrangements, operated by us in the North Sea. The revenues of these charters are recognized in our year-end financial statements.

     In our Ocean Business, we contract our cargo vessels either on a time charter basis or on a contract of affreightment, or COA, basis. Some of the differences between time charters and COAs are summarized below.

        Time Charter

          o We derive revenue from a daily rate paid for the use of the vessel, and

          o the charterer pays for all voyage expenses, including fuel and port charges.

        Contract of Affreightment (COA)

          o We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo, and

          o    we pay for all voyage expenses, including fuel and port charges.

     Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

     The structure of our seasonal contracts for our Passenger Business provides us with a stable revenue stream as well as the flexibility to operate the vessels in other regions of the world at the end of the contract term. We are currently negotiating opportunities to employ these vessels during periods other than the European travel season.

     Time charter revenues accounted for 56% of the total revenues from our businesses for 2005, and COA revenues accounted for 44%. With respect to COA revenues in 2005, 87% were in respect of repetitive voyages for our regular customers and 13% in respect of single voyages for occasional customers.

     In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia Region. In addition, droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. In 2005, our results of operations were negatively impacted due to the decline in soybean production associated with that year's drought. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers, as was the case in 2005.

     In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during 2005. During the first half of 2005, the international dry-bulk freight market maintained average rates above those experienced in 2004. In the second half, those average freight rates generally decreased below the average levels experienced in 2004.

     In our Passenger Business, demand for our services is driven primarily by movements of tourists during the European summer cruise season.

Expenses

     Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, catering and marine insurance costs. However, there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

     In addition to the vessel operating expenses, our other primary operating expenses in 2005 included general and administrative expenses as well as vessel management and administration fees paid to Oceanmarine and Ravenscroft, both related parties, that provided certain administrative services and vessel management services respectively. We paid Oceanmarine a monthly fee of $10,000 per oceangoing cargo vessel for administrative services including general administration and accounting (financial reporting and preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. We also paid Ravenscroft a monthly technical vessel management fee of $12,500 per PSV and oceangoing vessel and (euro)20,000 (equivalent to US $23,590 as of December 31, 2005) per passenger vessel for services, including technical management, crewing, provisioning, superintendence and related accounting functions. We also paid Ravenscroft a (euro)25,000 (equivalent to US $29,488 as of December 31, 2005) administrative and operational fee per month per passenger vessel for all operational functions as well as administering the subcontractors, concessions and credit card/collection system onboard. In the first quarter of 2006, we acquired Ravenscroft and the administrative-related assets and personnel of Oceanmarine. Accordingly, these tasks are now performed in-house.

     In our River Business, prior to our acquisition of the remaining 50% equity interest in UABL in 2004, our subsidiaries that owned pushboats and barges contracted with Lonehort, Inc., a subsidiary of UABL, for vessel management services and we generally paid operating expenses through Lonehort. Our operating expenses include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Following our acquisition of the remaining 50% equity interest in UABL, all vessel management services have been performed, and all operating expenses paid, in-house. UABL employs the services of Tecnical Services S.A., a related party, to provide crew recruitment services in Argentina and Paraguay. We pay Tecnical Services S.A. $144,000 per year, plus an additional $50 for each active crew member hired. Since Tecnical Services S.A. is now a wholly-owned subsidiary of Ravenscroft, beginning in the first quarter of 2006 these services will be performed in-house. We do not expect to pay fees to any related entity other than those described here for management and administration functions.

     In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

     In our Offshore Supply Business, voyage expenses include the charterhire paid by us to UP Offshore and brokerage commissions paid by us to third parties including Gulf Offshore North Sea (UK) which provide brokerage services.

     In our Passenger Business, operating expenses include all vessel management, crewing, stores, insurance, lubricants, repairs and maintenance and may include catering, housekeeping and entertainment staff if the charter party so specifies. Voyage expenses may include port expenses and bunkers if such services are for our account. Similarly, they may include the cost of food and beverages if such amounts are for our account under the charter agreement.

     Through our River Business, we own a drydock and a repair facility for our river fleet at Pueblo Esther, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina and a drydock facility in Ramallo, Argentina. Also, through Ultracape Delaware LLC, we own land for expansion of a liquids terminal in Mexico.

     Through our acquisition of UP Offshore, we now hold a lease for office space in Rio de Janeiro, Brazil. In addition, through our recent acquisition of Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America. Through our acquisition of the administrative functions of Oceanmarine, a related party, we now hold a sublease from it to an office in Buenos Aires, Argentina.

Foreign Currency Transactions

     During 2005, 84% of our revenues were denominated in U.S. dollars. Also, for the year ended December 31, 2005, 11% of our revenues were denominated and collected in Euros and 5% of our revenues were denominated and collected in British Pounds. However, 13% of our total revenues were denominated in U.S. dollars but collected in Argentine Pesos and Paraguayan Guaranies. Significant amounts of our expenses were denominated in dollars and 22% of our total out of pocket operating expenses were paid in Argentine Pesos and Paraguayan Guaranies.

     Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing on the month of each transaction.

Inflation and Fuel Price Increases

     We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces.

     In 2005 and prior, in our River Business, we adjusted the fuel component of our cost into the freights on a seasonal or yearly basis, and therefore we were adversely affected during that particular period by rising bunker prices only partially offset by a hedge of a minor part of our consumption and by bunker price adjustment formulas on some of our contracts. In 2006, we have negotiated and intend to continue to negotiate fuel price adjustment clauses in most of our 2006 contracts.

     In Offshore Supply and Passenger Businesses, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply of fuel.

     In our Ocean Business, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our immediate future operations which are currently chartered to third parties, since it is the charterers who pay for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a vessel's fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices settle at a higher level.

Seasonality

     Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for oil tankers tends to be strongest during the winter months in the Northern hemisphere. Demand for dry bulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in our first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates. Under existing arrangements, our Passenger Business currently generates its revenue during the European cruise season, from May through October of each year.

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

     The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars.


                                                        Year Ended December 31,
                                                      ---------------------------
                                                        2005              2004               Percent Change
                                                        ----              ----               --------------
Revenues
   Attributable to River Business                         $54,546             $41,111                32.68%
   Attributable to Offshore Supply Business                 6,532                 - -                   - -
   Attributable to Ocean Business                          49,874              54,049                -7.72%
   Attributable to Passenger Business                      14,409                 - -                   - -
                                                           ------            --------               -------
                                   Total                  125,361              95,160                31.74%
                                                          -------            --------

Voyage expenses
   Attributable to River Business                        (25,710)            (15,340)                67.60%
   Attributable to Offshore Supply Business               (4,980)                 - -                   - -
   Attributable to Ocean Business                         (1,371)               (583)               135.16%
   Attributable to Passenger Business                     (1,766)                 - -                   - -
                                                          -------           ---------              --------
                                   Total                 (33,827)            (15,923)               112.44%
                                                         --------           ---------

Running cost
   Attributable to River Business                        (17,820)            (12,512)                42.42%
   Attributable to Offshore Supply Business               (1,218)                  - -                  - -
   Attributable to Ocean Business                        (12,636)            (12,380)                 2.07%
   Attributable to Passenger Business                     (7,560)                 - -                   - -
                                                          -------        -------------             --------
                                   Total                 (39,234)             (24,892)               57.62%
                                                          -------        -------------

Amortization of drydocking expense                        (6,839)              (5,195)               31.65%
Depreciation of vessels and equipment                    (14,494)             (13,493)                7.42%
Management fees and administrative and
commercial expenses                                       (9,735)              (9,007)                8.08%
                                                          -------         -------------
Other operating income                                     22,021                  784              2708.8%
                                                          -------             --------              -------
Operating profit                                           43,253               27,434               57.66%
                                                          -------         ------------
Financial expense                                       $(19,141)            $(16,134)               18.64%

Financial gain (loss) on extinguishment
of debt                                                        --              (5,078)                  - -

Other income (expenses)                                     1,039                  699               48.64%
                                                        ---------         ------------
                          Total other expenses           (18,102)             (20,513)              -11.75%
                                                        ---------         ------------

Income before income taxes and
minority interest                                          25,151                6,921               263.4%
Income taxes                                                (786)                (642)               22.43%
Minority interest                                         (9,797)              (1,140)              759.39%
                                                        ---------             ---------
Net Income                                               $14,568                $5,139              183.48%
                                                        =========         =============


     Revenues. Total revenues from our River Business increased by 33% from $41.1 million in 2004 to $54.6 million in 2005. This increase is primarily attributable to the consolidation of UABL since the second quarter of 2004, while in the first quarter of 2004 revenues from our river fleet only included the net charter proceeds which we received from chartering some of our vessels from UABL.

     Total revenues from our Offshore Supply Business increased from $0 in 2004 to $6.5 million in 2005. This increase is attributable to the time charter revenues of our new PSVs UP Esmeralda and UP Safira, which we operated temporarily under a bareboat charter by our subsidiary Corporacion de Navegacion Mundial S.A. during the last six months of 2005.

     Total revenues from our Ocean Business decreased from $54.0 million in 2004 to $49.8 million in 2005, or a decrease of 8%. This decrease is attributable to the sale of the Cape Pampas in 2005 and the lower time charter rate of the Princess Susana. These decreases were partially offset by the higher time charter rates of the Princess Nadia and Princess Katherine during the first six months of 2005 and by the revenues generated by our newly acquired vessel, Miranda I, in the fourth quarter of 2005.

     Total revenues from our Passenger Business were $14.4 million in 2005. We did not earn revenues in our Passenger Business in 2004. The new revenue is attributable to the effect of the revenues of the New Flamenco, which was acquired and first placed in service during this period.

     Voyage expenses. In 2005, voyage expenses of our River Business were $25.7 million, as compared to $15.3 million for 2004, an increase of $10.4 million. The increase is attributable to the increase of the price of fuel oils and the consolidation of UABL as our subsidiary in the second quarter of 2004.

     In 2005, voyage expenses of our Offshore Supply Business were $5.0 million, as compared to $0 in 2004. The increase is primarily attributable to the bareboat charter paid for our new PSVs UP Esmeralda and UP Safira during the last six months of 2005.

     In 2005, voyage expenses of our Ocean Business were $1.4 million, as compared to $0.6 million for 2004. The increase is primarily attributable to brokerage commission partially offset by a decrease primarily attributable to the voyage expenses of the Princess Eva, which was sold during 2004.

     In 2005, voyage expenses of our Passenger Business were $1.8 million. We did not operate any passenger vessels in 2004.

     Running costs. In 2005, running costs of our River Business were $17.8 million, as compared to $12.5 million in 2004, an increase of $5.3 million. The increase is primarily attributable to the effect of the consolidation of UABL as our subsidiary since the second quarter of 2004.

     In 2005, running costs of our Offshore Supply Business were $1.2 million, as compared to $0 in 2004. This increase is attributable to the running cost incurred with the new PSVs UP Esmeralda and UP Safira owned by UP Offshore and operated temporarily by our subsidiary Corporacion de Navegacion Mundial S.A. under a bareboat charter during the second half of 2005.

     In 2005, running costs of our Ocean Business were $12.6 million, as compared to $12.4 million in 2004, an increase of 2%. This increase is mainly attributable to the operation of our newly acquired vessel Miranda I and was partially offset by the decrease of running cost attributable to the sale of the vessels Princess Eva in 2004 and by the sale of Cape Pampas in 2005.

     In 2005, running costs of our Passenger Business were $7.6 million, compared to $0 in 2004. This increase is attributable to the effect of the running cost of our vessel New Flamenco, which we acquired in 2005. We did not operate any passenger vessels in 2004.

     Amortization of drydocking. Amortization of drydocking and special survey costs increased by $1.6 million, or 31%, to $6.8 million in 2005 as compared to $5.2 million in 2004. The increase is primarily attributable to the amortization expenses of Alianza G-3, Princess Katherine, Princess Susana and Princess Nadia and the increase in the numbers of vessels in our river fleet, partially offset by the decrease of amortization of drydocking expense attributable to the sale of the vessels Princess Eva in 2004 and Cape Pampas in 2005.

     Depreciation of vessels and equipment. Depreciation increased by $1.0 million, or 7%, to $14.5 million in 2005 as compared to $13.5 million in 2004. This increase is primarily due to the purchase of new tugs and river barges, the additional passenger vessel New Flamenco as well as the depreciation of the UABL fleet attributable to the effect of the consolidation of UABL as our subsidiary, which was partially offset by the sale of the vessels Princess Eva in 2004 and Cape Pampas in 2005.

     Management fees and administrative expenses. Management fees and administrative expenses were $9.7 million in 2005 as compared to $9.0 million in 2004. This increase of $0.7 million is attributable mainly to an increase in the overhead expenses produced by the consolidation of UABL and the management fees attributable to the new passenger vessel.

     Other operating income (expenses). Other operating income was $22.0 million in 2005 as compared to $0.8 million in 2004. This increase is attributable to the effect of the sale of the vessel Cape Pampas in 2005.

     Operating profit. Operating profit for the year 2005 was $43.2 million, an increase of $15.8 million from 2004. The difference is mainly attributable to the effect of the sale of the Cape Pampas in 2005, higher charter rates obtained for the vessel Princess Nadia, the sale of the vessels Princess Marisol and Princess Laura in 2004, as well as the results attributable to our new passenger vessel, partially offset by a decrease in our River Business results.

     Financial expense. Financial expense increased by approximately $3.0 million or 19%, to $19.1 million in 2005 as compared to $16.1 million in 2004. This variation is mainly attributable to the higher level of financial debt related to the acquisition of our new vessels, as well as an increase in the interest rate of our variable rate debt in our River Business.

     Financial gain (loss) on extinguishment of debt. In 2004, we recognized a gain of $1.3 million from repurchases of our Prior Notes and paid $6.4 million in expenses in connection with our tender offer and repurchase of our Prior Notes.

     Minority interest. Minority interest increased by $8.7 million to $9.8 million in 2005 as compared to $1.1 million in 2004. This variation is mainly attributable to 40% of the gain of the sale of the Cape Pampas in 2005.

      Year Ended December 31, 2004 Compared to year Ended December 31, 2003

     The following table sets forth certain historical income statement data for the periods indicated derived from the Company's statements of operations expressed in thousands of dollars.


                                                    Year Ended December 31,
                                                  ---------------------------
                                                         2004              2003              Percent Change
                                                         ----              ----              --------------
Revenues
    Attributable to River Business                        $41,111            $10,246             301.24%
   Attributable to Ocean Business                          54,049             64,987             -16.83%
                                                       ----------          ---------            --------
                          Total                            95,160             75,233              26.49%
                                                       ----------          ---------            --------

Voyage expenses
 Attributable to River Business                          (15,340)               (39)          39,233.33%
      Attributable to Ocean Business                        (583)           (12,605)             -95.37%
                                                       ----------          ---------            --------
                          Total                          (15,923)           (12,644)              25.93%
                                                       ----------          ---------            --------

Running cost
   Attributable to River Business                        (12,512)            (6,696)              86.86%
   Attributable to Ocean Business                        (12,380)           (21,963)             -43.63%
                                                       ----------          ---------            --------
                          Total                          (24,892)           (28,659)             -13.14%
                                                       ----------          ---------            --------

Amortization of drydocking expense                        (5,195)            (7,232)             -28.17%

Depreciation of vessels and equipment                    (13,493)           (15,335)             -12.01%

Management fees and administrative and                    (9,007)            (7,818)              15.21%
commercial expenses

Other operating income (expenses)                             784            (2,124)            -136.91%
                                                       ----------          ---------            --------

Operating profit                                           27,434              1,421             1830.61
                                                       ----------          ---------            --------

Financial expense                                        (16,134)           (16,207)              -0.45%

Financial  gain  (loss) on  extinguishment  of           $(5,078)             $1,782            -384.96%
debts

Other income (expense)                                        699              3,004             -76.73%
                                                       ----------          ---------            --------
                                                         (20,513)           (11,421)              76.91%
                                                       ----------          ---------            --------
Income (loss) before income taxes                           6,921           (10,000)            -169.21%
and minority interest

Income taxes                                                (642)              (185)             247.03%

Minority interest                                         (1,140)            (1,333)             -14.48%
                                                       ----------          ---------            --------
Net income (loss)                                          $5,139          $(11,518)            -144.62%
                                                       ==========          =========            ========

     Revenues. Total revenues from our River Business increased by 301% from $10.2 million to $41.1 million. This increase is primarily attributable to the consolidation of UABL since the second quarter of 2004, while in 2003 river revenues only included the net proceeds for those of our vessels that we owned and chartered to UABL.

     Total revenues from our Ocean Business decreased from $65.0 million in 2003 to $54.0 million in 2004, or a decrease of 17%. This decrease is primarily attributable to the sale of the vessels Princess Veronica, Princess Pia, Princess Eva, Princess Laura and Princess Marisol as well as Alianza G1 during 2003 and 2004. These reductions were partially offset by the higher time charter rates of our Princess Nadia, Princess Susana, Princess Katherine and Cape Pampas during 2004.

     Our revenues in 2004 were also negatively affected by the Cape Pampas and the Alianza G-3 being out of service for a total of 167 days due to major repairs and the fact that Princess Marina was out of service for 52 days due to accidents during the first quarter. Part of this off hire time was compensated by our loss of hire insurance.

     Voyage expenses. In 2004, voyage expenses of our River Business were $15.3 million, as compared to $0 for 2003, an increase of $15.3 million. The increase is attributable to the effect of the consolidation of UABL as our subsidiary in the second quarter of 2004.

     In 2004, voyage expenses of our Ocean Business were $0.6 million, as compared to $12.6 million for 2003, a decrease of $12.0 million, or 95%. The decrease is primarily attributable to the combined effect of a large portion of the Panamax fleet that were under COA employment during 2003 being sold during 2003 and 2004 and the Princess Susana operating under time charter employment instead of COA employment.

     Running costs. In the year ended 2004, running expenses of our River Business were $12.5 million, as compared to $6.7 million for 2003, an increase of $5.8 million. The increase is attributable to the effect of the consolidation of UABL as our subsidiary in the second quarter of 2004.

     Running costs of our Ocean Business decreased by about 44%, to $12.4 million in 2004 as compared to $22.0 million in 2003. This decrease is mainly attributable to the sale of Princess Pia, Princess Veronica, Princess Eva, Princess Marisol, Princess Laura and Alianza G1 during 2003 and 2004.

     Amortization of drydocking. Amortization of drydocking and special survey costs decreased by $2.0 million, or 28%, to $5.2 million in 2004 as compared to $7.2 million in 2003. The decrease is primarily attributable to the vessels sold during 2003 and 2004. The unamortized balance is included in the gain or loss resulting from the sale of the vessels.

     Depreciation of vessels and equipment. Depreciation decreased by $1.8 million, or 12%, to $13.5 million in 2004 as compared to $15.3 million in 2003. This decrease is primarily due to the sale of the Princess Veronica, Princess Laura, Princess Pia, Princess Eva, Princess Marisol and Alianza G1 during 2003 and 2004, which was partially offset by the purchase of a new tug and river barges and the depreciation of our river fleet.

     Management fees and administrative expenses. Management fees and administrative expenses were $9.0 million in 2004 as compared to $7.8 million in the same period in 2003. This increase of $1.2 million is attributable mainly to an increase in the overhead expenses of $2.7 million produced by the consolidation of UABL, which was partially offset by a decrease in management fees of our ocean fleet in the amount of $1.6 million resulting from a reduced number of vessels in operation.

     Other operating income (expenses). Our other operating income was $0.8 million in 2004 and an expense of $2.1 million in 2003. The difference is attributable to the combined effect of the following: a reduction in the loss from the sale of vessels and equipment of $3.7 million (a loss of $3.7 million in 2003, as compared to a loss of $0 in 2004) and a decrease in income from claims against insurance companies of $0.9 million (income of $1.6 million in 2003, as compared to income of $0.7 million in 2004).

     Operating profit. Operating profit for the year ended 2004 was $27.4 million, an increase of $26.0 million in 2003. In comparing these figures, the difference is mainly attributable to the higher results obtained from the vessels Princess Susana, Princess Nadia, Princess Katherine and Cape Pampas, the sale of our Princess Marisol, Princess Veronica, Princess Pia, Princess Eva, Princess Laura and Alianza G1 in 2003 and 2004 as well as the consolidation of the results of UABL following the acquisition of the remaining 50% equity interest in that company, partially counter-balanced by the negative effect produced by the periods out of service experienced by our vessels Alianza G-3 and Alianza Campana.

     Financial expense. Financial expense decreased by about 1%, to $16.1 million in 2004 as compared to $16.2 million in the equivalent 2003 period. This variation is primarily attributable to the lower level of financial debt and interest rates on our ocean vessels and related interest costs, offset by an increase of $1.7 million in interest expenses attributable to the effect of the consolidation of UABL as our subsidiary.

     Financial gain (loss) on extinguishment of debt. During 2004, we recognized a gain of $1.3 million from repurchases of our Prior Notes as compared with a gain of $1.8 million during 2003. Also during the fourth quarter of 2004, we paid $6.4 million in expenses in connection with our tender offer and repurchase of debts of our Prior Notes.

B. LIQUIDITY AND CAPITAL RESOURCES

     We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions.

     The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

     As of December 31, 2005, we had total indebtedness of $211.2 million, consisting of $180.0 million due under the Notes and the indebtedness of our subsidiary UABL, as follows: $19.8 million in a senior loan facility with IFC and $9.7 million with other lenders plus accrued interest of $1.7 million.

     During 2005, we partially funded the construction of some of the vessels being built for UP Offshore in Brazil. The total outstanding for this financing on December 31, 2005 was $13.7 million. This amount was repaid by UP Offshore to us on February 14, 2006.

     At December 31, 2005, we had cash and cash equivalents on hand of $7.9 million. In addition, we had $3.6 million in current restricted cash.

Operating Activities

     In 2005, we generated $16.7 million in cash flow from operations compared to $23.1 million in 2004. Net income for the year ended December 31, 2005 was $14.6 million as compared to $5.1 million in 2004, an increase of $9.5 million.

     Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital and expenditures for drydocking.

Investing Activities

     During the year ended December 31, 2005, we disbursed $12.7 million in the purchase of pushboats, river barges and additional equipments; $28.1 million in the purchase of the passenger vessels, towards the refurbishment of the New Flamenco and recertification of the Grand Victoria and $10.6 million in the purchase of Miranda I, which we paid partially with funds available in restricted cash. Also we received net proceeds of $37.9 million from the proceeds of the Cape Pampas sale.

Financing Activities

     Net cash provided by financing activities was $6.4 million during the year 2005, compared to net cash provided by financing activities of $37.8 million during 2004. The decrease in cash provided by financing activities in this period is mainly attributable to the repayments of principal of our financial debt made during 2005 and the retirement of minority interest in our subsidiary Ultracape (Holdings) Ltd. partially offset with the application of $29.2 million of restricted cash to the purchase of the two passenger vessels and one product tanker, and $7.5 million disbursed from IFC and KfW which is the remainder of the $30.0 million loan granted to UABL in 2002. Also, on December 28, 2005 we drew the first $3.0 million from the $10.0 million facility provided by IFC to UABL Paraguay.

Future Capital Requirements

     Our near-term cash requirements are primarily related to funding operations. We cannot assure you that our actual cash requirements will not be greater that we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional funding through capital market transactions, although it is possible these sources will not be available to us.

Critical Accounting Policies and Estimates

     This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, useful lives of vessels, deferred tax assets, and certain accrued liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially lead to materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements.

Revenues and related expenses

     Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Revenues are earned under time charters, bareboat charters, consecutive voyage charters or affreightment/voyage contracts. Revenue from time charters and bareboat charters is earned and recognized on a daily basis. Revenue for the affreightment contracts and consecutive voyage charters is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the departure of discharged vessel of previous cargo and is deemed to end upon the completion of discharge of the current cargo. The percentage of voyage completion is based on the miles transited at the balance sheet date divided by the total miles expected on the voyage. Revenue from our passenger vessels business is recognized upon completion of voyages, together with revenues from on board and other activities.

     Vessels voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by us under voyage charter arrangements. The commissions paid in advance are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned. Bunker expenses and gift shop for resale are capitalized when acquired as operating supplies and subsequently charged to voyage expenses as consumed/resold. All other voyage expenses and other vessel operating expenses are expensed as incurred.

Vessels and equipment, net

     Vessels and equipment are stated at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the safety of the vessels.

     Depreciation is computed net from the estimated scrap value and is recorded using the straight-line method over the estimated useful lives of the vessels. Acquired secondhand vessels are depreciated from the date of their acquisition over the remaining estimated useful life. At the time vessels are disposed of, the assets and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded in other operating income (expense).

     Listed below are the estimated useful lives of vessels and equipment:

                                                         Useful lives (in years)
                                                       -------------------------
           Ocean-going vessels                                 24
           Passenger vessels                                   45
           River barges and pushboats                          35
           Furniture and equipment                             5 to 10

     Long-lived assets are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

     The Company's vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations. Costs incurred to drydock the vessels are deferred and amortized over the period to the next drydocking, generally 24 to 36 months. Drydocking costs are comprised of painting the vessel hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards. Costs include actual costs incurred at the yard, cost of fuel consumed, and the cost of hiring riding crews to effect repairs. The unamortized portion of dry dock costs for vessels that are sold are written off to income when the vessel is sold.

     Expenditures for maintenance and minor repairs are expensed as incurred.

Insurance claims receivable

     Insurance claims receivable represent costs incurred in connection with insurable incidents for which the Company expects to be reimbursed by the insurance carriers, subject to applicable deductibles. Deductible amounts related to covered incidents are generally expensed in the period of occurrence of the incident. Expenses incurred for insurable incidents in excess of deductibles are recorded as receivables pending the completion of all repair work and the administrative claims process. The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which we are a member. Insurance claims receivable were approximately $6.2 million and $10.3 million as of December 31, 2005 and 2004, respectively.

Recent accounting pronouncements

     SFAS No. 154 "Accounting Changes and Error Corrections" provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. It also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable.

Quantitative and Qualitative Disclosures about Market Risks

Inflation and Fuel Price Increases

     We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces.

     In 2005 and prior, in our River Business, we adjusted the fuel component of our cost into the freights on a seasonal or yearly basis, and therefore we were adversely affected during that particular period by rising bunker prices only partially offset by a hedge of a minor part of our consumption and by bunker price adjustment formulas on some of our contracts. In 2006, we have negotiated and intend to continue to negotiate fuel price adjustment clauses in most of our 2006 contracts.

     In Offshore Supply and Passenger Businesses, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply of fuel.

     In our Ocean Business, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our immediate future operations which are currently chartered to third parties, since it is the charterers who pay for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a vessel's fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices settle at a higher level.

Interest Rate Fluctuation

     We are exposed to market risk from changes in interest rates, which may adversely affect our results of operations and financial condition. Our policy is not to use financial instruments for trading or other speculative purposes, and we are not a party to any leveraged financial instruments.

     Short term variable rate debt composed approximately $5.9 million of our total debt as of December 31, 2005. Long term variable rate debt composed approximately $23.0 million of our total debt as of December 31, 2005. Our variable rate debt had an average interest rate of approximately 8.25% as of December 31, 2005. A 1.0% increase in interest rates on $28.9 million of debt would cause our interest expense to increase on average approximately $0.3 million per year over the term of the loans, with a corresponding decrease in income before taxes.

Foreign Currency Fluctuation

     We are an international company and, while our financial statements are reported in U.S. dollars some of our operations are conducted in foreign currencies. We use U.S. dollar as our functional currency, and therefore, our future operating results may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. A large portion of our revenues are denominated in U.S. dollars as well as a significant amount of our expenses. However, changes in currency exchange rates could affect our reported revenues, and even our margins if costs incurred in multiple currencies are different than, or in a proportion different to, the currencies in which we receive our revenues.

     We have not historically hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated future losses.

Description Of Credit Facilities And Other Indebtedness

9% First Preferred Ship Mortgage Notes due 2014

     On November 24, 2004, we completed an offering of $180 million of 9% First Preferred Ship Mortgage Notes due 2014, or the Notes, through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S, or the Note Offering. The net proceeds of the Note Offering were used to repay our 10.5% First Preferred Ship Mortgage Notes due 2008, or the Prior Notes, certain other existing credit facilities and to fund an escrow account.

     Interest on the Notes is payable semi-annually on May 24 and November 24 of each year. The Notes are senior obligations guaranteed by some of our subsidiaries directly involved in our Ocean, and Passenger Businesses. The Notes are secured by first preferred ship mortgages on 18 vessels, two oceangoing barges and 193 river barges.

     The Notes are subject to certain covenants, including, among other things, limiting our's and our subsidiaries' ability to incur additional indebtedness or issued preferred stock, pay dividends to shareholders, incur liens or execute sale leasebacks of certain principal assets and certain restrictions on our consolidating with or merging into any other person.

     Upon the occurrence of a change of control event, each holder of the Notes shall have the right to require us to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. After the completion of our initial public offering, a change of control means:

- if any person beneficially owns more than 35% of our voting stock and Solimar, Los Avellanos SIPSA S.A. and their affiliate, or the Permitted Holders, together own a lesser percentage and do not control the election of the majority of the board of directors of the Company, or

- during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office; or

- our merger or consolidation with or into another person or the merger of another person with or into us, or the sale of all or substantially all of our assets (determined on a consolidated basis) to another person other than (A) a transaction in which the survivor or transferee is a person that is controlled by the Permitted Holders or (B) a transaction following which
     (1) in the case of a merger or consolidation transaction, holders of securities that represented 100% of our common stock eligible to vote on matters requiring a shareholder vote immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the common stock eligible to vote on matters requiring a shareholder vote of the surviving Person in such merger or consolidation transaction immediately after such transaction and
     (2) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a subsidiary of the transferor of such assets.

     We registered the Notes under a registration statement on Form F-4 (Registration No. 333-122254) under the Securities Act, which was declared effective on March 4, 2005. On April 8, 2005, we completed an exchange offer whereby the unregistered notes were exchanged for substantially identical senior notes registered under the Securities Act.

Loan Agreements with IFC and KfW entered into by UABL Barges (Panama)

On December 17, 2002, UABL Barges, a subsidiary in the River Business, entered into a loan agreement with International Finance Corporation, or IFC in an aggregate principal amount of $20.0 million.

This loan is divided into two tranches:

- Tranche A, in the amount of $15.0 million, is payable in 14 semiannual installments of $1.07 million each, beginning on June 15, 2005 and ending on December 15, 2011, and accrues interest at LIBOR plus 3.75% per annum; and

- Tranche B, in the amount of $5.0 million, is payable in 10 semiannual installments of $500,000 each, beginning on June 15, 2005 and ending on December 15, 2009, and accrues interest at LIBOR plus 3.50% per annum.

The aggregate outstanding principal balance of the loan was $16.9 million at December 31, 2005.

In addition, on February 27, 2003, UABL Barges, a subsidiary in our River Business, entered into a loan agreement with KfW in an aggregate principal amount of $10.0 million.

This loan is payable in 10 semiannual installments of $1.0 million each, beginning on June 15, 2005 and ending on December 15, 2009, and accrues interest at LIBOR plus 3.50% per annum.

The aggregate outstanding principal balance of the loan was $8.0 million at December 31, 2005.

Each of the IFC loan and the KfW loan is guaranteed by UABL Limited, the parent of UABL Barges. Each loan is also secured by mortgages on existing and future barges and pushboats belonging to the subsidiaries of UABL Limited and by a stock pledge of 100% of the stock of UABL Barges. Each loan requires that at all times, the vessels pledged as security have a fair market value of at least 175% of the then outstanding loan amount. The obligations under these loans are secured by 221 barges and two pushboats.

Each loan also contains certain restrictive covenants applicable to UABL Barges, including, among other customary covenants and restrictions: a minimum debt service coverage ratio not lower than 1.00; a limitation on the incurrence of additional debt; a limitation on making expenditures for assets; a prohibition on paying dividends or other distributions or repurchasing, redeeming or otherwise acquiring its stock without the consent of IFC or KfW, as applicable; a limitation on transactions with affiliates; a limitation on selling, leasing, transferring, pledging or disposing of its assets and a prohibition to enter into any derivative transaction other than any for which IFC is the transaction counter party. Each loan also contains customary events of default. If an event of default occurs and is continuing, IFC or KfW, as applicable, may require that the entire amount of the applicable loan be immediately repaid in full.

In addition, as guarantor of the loans, UABL Limited is subject to certain restrictive covenants, including, among other customary covenants and restrictions: a minimum consolidated debt service coverage ratio of 1.25 until June 15, 2005, and 1.5 thereafter; a maximum consolidated debt to equity ratio of 1.0; a limitation on its or its subsidiaries incurrence of indebtedness; a limitation on it or its subsidiaries making expenditures for assets; a prohibition on its payment of dividends or other distributions, or the purchase, redemption or other acquisition of its shares of stock, unless the proposed distribution or payment is out of retained earnings; a limitation on its and its subsidiaries ability to enter into transactions with affiliates; and a limitation on its or its subsidiaries selling, transferring, pledging or disposing of their respective assets. Each loan also contains a limitation on changes of control, including the sale or pledge by us of the stock we hold in the parent entities of UABL Limited.

     Neither UABL Barges nor UABL Limited, nor any subsidiaries of UABL Limited, is a subsidiary guarantor of the Notes. With IFC's and KfW's consent, approximately $16.0 million of barges owned by certain subsidiaries of UABL Limited have been pledged as collateral to secure the Notes.

     During January 2006, UABL Paraguay S.A., our river subsidiary, rolled over its fuel supply contract for another year that could be considered as a "take or pay" contract. UABL Limited, the parent company of UABL Paraguay S.A. and our river subsidiary guaranteed the compliance with this contract and UABL S.A., our river subsidiary, mortgaged its pushboat San Jose V to secure such contract. These facts resulted in the noncompliance with sections 16 (g) and (h) of the Guarantee Agreement by UABL Limited in favor of IFC and KfW. On February 28, 2005 (for the years 2005 and 2006), IFC signed a waiver to sections 16 (g) and
(h) of the Guarantee Agreement in order to allow UABL Paraguay S.A. to enter into the "take or pay" fuel supply contract, allow UABL S.A. to mortgage its push boat San Jose V as a security for the fuel supply contract and UABL Limited to guarantee the compliance with this contract. On February 12, 2004, KfW signed a waiver to sections 16 (g) and (h) of the Guarantee Agreement for all years.

     At December 31, 2005, UABL Limited's consolidated debt service coverage ratio was 1.37.

     On December 19, 2005, IFC agreed to waive the requirement of Section 15 (i) of each of the guarantee agreement (that UABL Limited shall maintain a guarantor debt service coverage ratio, calculated on a consolidated basis, of not less than 1.5) provided that:

     (a) From June 15, 2005 until the date of the second disbursement under the UABL Paraguay loan agreement UABL Limited shall maintain a guarantor debt service coverage ratio, calculated on a consolidated bases, of not less than 1.35; and

     (b) From after the date of the second disbursement under the UABL Paraguay loan agreement UABL Limited shall maintain a guarantor debt service coverage ratio, calculated on a consolidated basis, of not less than 1.5.

     On January 24, 2006, KfW waived compliance with the provision of Section
(j) of the Guarantee Agreement, dated December 17, 2002, solely for the purpose of allowing UABL Limited to maintain a guarantor debt service coverage ratio, of 1.25, up to and including March 31, 2006, and not less than 1.5 thereafter. On September 1, 2005, IFC granted a waiver to UABL Limited and its subsidiaries for the purpose of allowing the companies to enter into derivative transactions with others parties than IFC to hedge against fluctuations in fuel cost not exceeding, individually or in the aggregate, the equivalent of 1 year of fuel consumption. On September 11, 2005, KfW granted a waiver to this matter. Loan Agreement with IFC entered into by UABL Paraguay

     On March 27, 2003, UABL Paraguay, a subsidiary in the River Business, entered into a loan agreement with IFC in an aggregate principal amount of $10.0 million.

     This loan is divided into two tranches:

- Tranche A, in the amount of $5 million payable in eight semiannual installments of $625,000 each, beginning on June 15, 2006 and ending on December 15, 2009, which accrues interest at LIBOR plus 5% per annum; and

- Tranche B, in the amount of $5 million payable in eight semiannual installments of $625,000 each, beginning on June 15, 2006 and ending on December 15, 2009, which accrues interest at LIBOR plus 5% per annum.

     On December 28, 2005, UABL Paraguay received the first disbursement and the aggregate outstanding principal balance of the loan was $3.0 million.

     We must pay a fee of 0.50% per annum on the unused portion of the loan on a semiannual basis.

     This loan is guaranteed by UABL Limited, the parent company of UABL Paraguay, and UABL S.A., Sernova S.A. and UABL International S.A., all of the related companies of UABL Paraguay, and secured by a second ranking mortgage taken on existing barges and tugboats belonging to UABL Limited and its subsidiaries. UABL Paraguay's obligations under these loans are secured by 199 barges with a book value of $36.6 million at December 31, 2005.

     The funds deriving from such loans shall be used for (a) the acquisition and refurbishing of barges, (b) the enlargement of existing barges to be used by UABL Paraguay and its related companies and (c) the construction of new barges.

     UABL Paraguay has agreed to keep a debt service coverage ratio not less than 1.0 and a debt to equity ratio at not greater than 1.5 at all times.

     UABL Limited assumed the same guaranties and covenants for this loan afforded to the loan entered by UABL Barges with IFC.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Not Applicable.

D. TREND INFORMATION

     We believe the following developments and initiatives will have a significant impact on the operations of our different businesses.

River Business

     o New vessels - During 2005, we acquired 35 barges and two pushboats for use in our River Business. Our 2006 operating results will reflect the deployment of these vessels for a full year.

     o Expansion and fuel efficiency initiatives - We have begun a three year program to expand the size of many of our barges and we are working on a four year program to replace the diesel engines in our line pushboats with new engines that will burn less expensive heavy fuel oil. We anticipate the most significant impact from these programs on our operations will occur after 2006.

Offshore Supply Business

     o Acquisition of additional 66.67% interest - In March 2006, we acquired an additional 66.67% of UP Offshore, which is the holding company for our Offshore Supply Business, raising our ownership to 94.45%. Prior to this transaction, we used the equity method of accounting for our investment in UP Offshore. As a result of the transaction, we will consolidate UP Offshore into our financial results. In compliance with the requirements of the indenture governing our 9% First Preferred Ship Mortgage Notes due 2014, or, the Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

     o New vessels - During 2005, UP Offshore took delivery of two newly built PSVs and placed them into service. The 2005 operating results of UP Offshore reflect only the operation of these two vessels for less than half-a-year as they were the first vessels UP Offshore put into service. Our 2006 operating results will reflect the deployment of these vessels for a full year. Those results will also reflect the partial year operations of another newly built PSV we received and placed into service in March 2006 and two other newly built PSVs we expect to receive and deploy during the second half of 2006. We have also contracted to receive a sixth newly built PSV in 2007.

Ocean Business

     o Vessel acquisitions and dispositions in our Ocean Business - In May 2005, we disposed of our Capesize bulk carrier, the Cape Pampas, and in July 2005 we purchased our chemical/products tanker, Miranda I, which we placed into service in October 2005. Our 2006 operating results will reflect the operation of the Miranda I for a full year and the loss of revenue and costs associated with the Cape Pampas. We are also exploring the acquisition of one or more additional vessels in our Ocean Business for delivery in 2006.

Passenger Business

     o Vessel deployment in our Passenger Business - We purchased the passenger vessel, the Grand Victoria, in 2005 and are currently in the final stages of completing a refurbishment and re-classification of the vessel. We did not put the Grand Victoria into service in 2005, but we have contracted to employ her for the full European travel season in 2006. Following the complete refurbishment of our vessel, the New Flamenco, we are also exploring the deployment of both our passenger vessels outside of the European travel season.

Vessel Management

     o Acquisition of Ravenscroft - In March 2006, we acquired Ravenscroft, the technical manager for our Offshore, Ocean and Passenger businesses. We expect this transaction to open new business opportunities for us and to eliminate the management fees paid to related parties, while bringing the costs of ship management in-house. In compliance with the requirements of the indenture governing our Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

E. OFF-BALANCE SHEET ARRANGEMENTS

     We do not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following schedule summarizes our contractual obligations and commercial commitments as of December 31, 2005, which includes both principal and interest payments:

                                                           CONTRACTUAL OBLIGATIONS
                                                           As of December 31, 2005
                                                                              Payments due by period
                                                   --------------------------------------------------------------------------------
                                                                Less than one     One to three    Three to five        After five
     Contractual Obligations                        Total            year            years            years               years
     -----------------------                       --------------------------------------------------------------------------------
1.   Long - Term Debt Obligations
     - International Finance Corporation (a)
                     * Tranche A (UABL Barges)      $ 12,857      $ 2,143         $  $4,286       $   4,286        $   2,142
                     * Tranche B (UABL Barges)         4,000        1,000             2,000           1,000                -
                     * UABL Paraguay                   3,000          750             1,500             750                -
     - KFW (a)                                         8,000        2,000             4,000           2,000                -
     - Citibank NA (a)                                   988            -               494             494                -
     - Transamerica Leasing Inc. (a)                     706          706                 -               -                -
     9% First Preferred Ship Mortgage
     Notes due 2014 (a)                              180,000            -                 -               -          180,000
                                                   ---------  -----------      ------------      ----------        ---------

     Total contractual cash obligations              209,551        6,599            12,280           8,530          182,142
                                                   ---------  -----------      ------------      ----------        ---------

     Estimated interest on contractual debt
     obligation (b)
     - International Finance Corporation
                     * Tranche A (UABL Barges)         3,569        1,092             1,541             807              129
                     * Tranche B (UABL Barges)           745          321               366              58                -
                     * UABL Paraguay                     655          277               326              52                -
     - KFW                                             1,491          621               746             124                -
     - Citibank NA                                       192           59                96              37                -
     - Transamerica Leasing Inc.                          42           42                                 -
     - 9% First Preferred Ship Mortgage
       Notes due 2014                                145,800       16,200            32,400          32,400           64,800
                                                   ---------  -----------      ------------      ----------        ---------

     Total estimated interest on contractual
     obligation                                      152,494       18,612            35,475          33,478           64,929
                                                   ---------  -----------      ------------      ----------        ---------



2.   Purchase obligations                                                                      --------------

     -- Fuel supply contract (c)                      18,000       18,000                 -               -                -
                                                   ---------  -----------      ------------      ----------        ---------

3.   Other Long-Term Liabilities Reflected on the Company's Balance Sheet under GAAP of the primary financial statements
     -- Minority interest subject to put rights        4,898            -                 -               -            4,898
                                                   ---------  -----------      ------------      ----------        ---------
     Grand total                                   $ 384,943     $ 43,211         $  47,755       $  42,008      $   251,969

                                                ============   ==========      ============    ============      ===========


(a) Represents principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2005. Amount does not include interest payments.

(b) All interest expense calculations begin January 1, 2006 and end on the respective maturity dates. The LIBOR rates are the rates in effect as of December 31, 2005.



The interest rate and term assumptions used in these calculations are contained in the following table:

                                                  Principal at                                          Interest
                 Obligation                     December 31, 2005          From              To          rate
---------------------------------------------------------------------------------------------------------------------------
International Finance Corporation
                *  Tranche A (UABL Barges)            12,857            1/1/2006      12/15/2011       8.42%
                *  Tranche B (UABL Barges)             4,000            1/1/2006      12/15/2009       8.17%
                *  UABL Paraguay                       3,000            1/1/2006      12/15/2009       9.71%
KfW                                                    8,000            1/1/2006      12/15/2009       8.17%
Citibank NA                                              988            1/1/2006      12/31/2010       5.90%
Transamerica Leasing Inc.                                706            1/1/2006       5/31/2006       8.00%
9% First Preferred ship Montages Notes due 2014
2014                                                 180,000            1/1/2006      11/24/2014       9.00%


For additional disclosures regarding these obligations and commitments, see Note 6 to the accompanying financial statements.



(c) UABL Paraguay S.A., a subsidiary in our River Business, entered into a fuel supply contract with Repsol-YPF. For the calculations we use the market prices as of December 31, 2005.

     We believe, based upon current levels of operation, cash flow from operations, together with other sources of funds, that we will have adequate liquidity to make required payments of principal and interest on our debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

     Our ability to make scheduled payments of principal of, or to pay interest on, or to refinance, our indebtedness, including the Notes, or to fund planned capital expenditures will depend on our ability to generate cash from our operationin the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Future Capital Requirements

     Our near-term cash requirements are related primarily to funding operations, the construction of new vessels, and the acquisition of second-hand vessels. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

G. SAFE HARBOR

     Forward-looking information discussed in this Item 5 include assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this Report.

ITEM 6. - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office until his successor has been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our executive officers and directors is H&J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.


          Name             Age                    Position
          ----             ---                    --------
Felipe Menendez R.......   51    Chief Executive Officer, President and Director
Ricardo Menendez R......   57    Executive Vice President and Director; Chief
                                 Executive Officer of UP Offshore
Leonard J. Hoskinson....   52    Chief Financial Officer, Secretary and Director
James F. Martin.........   51    Director
Katherine A. Downs......   51    Director


     Biographical information with respect to each of our directors, executives and key personnel is set forth below.

     Felipe Menendez R. Mr. Menendez has been President, Chief Executive Officer and a Director of the Company since incorporation in December 1997, and is the brother of Ricardo Menendez. He is also President, and has been a Director of Ultrapetrol S.A. since its incorporation in 1992 as well as the President and CEO of UABL. Mr. Menendez is also a Director of SIPSA S.A., or SIPSA, a Chilean publicly traded company controlled by the Menendez family. Mr. Menendez has been, and continues to be, actively involved in other businesses associated with the Menendez family, as well as other companies affiliated with SIPSA.

     Ricardo Menendez R. Mr. Menendez is the Executive Vice President of the Company and CEO of UP Offshore and has been a Director since incorporation in December 1997, and is the brother of Felipe Menendez. Mr. Menendez began his career in the shipping industry in 1970 with Compania Chilena de Navegacion Interoceania S.A., and has continuously been involved in the management of the Menendez family's shipping interests. He is the President of Oceanmarine, and has been the Executive Vice President and a Director of Ultrapetrol S.A. since it was formed in 1992. Mr. Menendez is also a Director of SIPSA, and remains involved in the management of other Menendez family businesses. Mr. Menendez has been a member of the board of The Standard Steamship Owners' Protection & Indemnity Association (Bermuda) Limited (a member of the International Group of Protection & Indemnity Associations) since 1993 and is currently its President and Chairman. Mr. Menendez is also a Director of UABL.

     Leonard J. Hoskinson. Mr. Hoskinson is the Chief Financial Officer of the Company, was appointed Director of the Company in March 2000 and assumed the position of Secretary six months later. Mr. Hoskinson has been employed by the Company and its subsidiaries for over 16 years. Prior to that he had an international banking career specializing in ship finance spanning over 18 years and culminating as the Head of Shipping for Marine Midland Bank NA in New York (part of the HSBC banking group). He is also a Director of UABL.

         James F. Martin. Mr. Martin has been a Director since 2000. He is a Managing Director with Emerging Markets Partnership, or EMP, principal adviser to the Bermuda-based AIG-GE Capital Latin America Infrastructure Fund L.P., where he heads a sector team focusing on transportation, environmental services, and oil and gas investments. Prior to joining EMP in 1997, Mr. Martin was head of a team responsible for investments in water and environmental infrastructure at International Finance Corporation. Mr. Martin is also a Director of UABL and UP Offshore.

     Katherine A. Downs. Ms. Downs has been a Director since 2000. Ms. Downs is a Director with EMP, where she focuses on transportation, environmental services, and oil and gas investments. Prior to joining EMP in 1997, Ms. Downs was a Managing Vice President in the private placement group of the Prudential Insurance Company of America. Ms. Downs is also a Director of UABL and UP Offshore.

B. COMPENSATION

     The aggregate annual net cost to us for the compensation paid to members of the board of directors and our executive officers was $1.3 million for the fiscal year ended December 31, 2005 ($0.4 million as monitoring fees and $0.9 million as a bonus to certain directors and officers).

     We have no funds set aside or accrued to provide pension, retirement or similar benefits for our directors or officers. Although we intend to negotiate employment contracts, we do not currently have employment contracts with any of our senior executives or directors.

Management Agreements

     For the day to day management of our operations, we and/or our subsidiaries have entered into administrative and management agreements to provide specific services for our operations. We refer you to "Related Party Transactions" in
Item 7.B of this report.

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

D. EMPLOYEES

     As of December 31, 2005, we employed approximately 773 employees, consisting of 110 land-based employees and approximately 663 seafarers as crew on our vessels, of which 236 were in our River Business, 28 were in our Offshore Supply Business, 176 were in our Ocean Business, and 223 were in our Passenger Business. These employees were employed through various manning agents depending on the nationality as listed below:


 o Indian crew:               Orient Ship Management & Manning Pvt., Ltd.,
                                Mumbai, India
 o Argentine crew:            Tecnical Services S.A.,  Montevideo, Uruguay
 o Filipino crew:             C.F. Sharp Crew Management, Manila, Philippines
 o Ukrainian crew:            South Star Ltd., Odessa, Ukraine
 o Romanian crew:             Corona Shipping SRL, Constantza, Romania
 o Indonesian crew:           Indomarimo Maju PT, Jakarta, Indonesia
 o Chilean crew:              Maritima SIPSA, a related company, Santiago, Chile
 o Greek and Eastern crew:    Nova Manning Services, Piaraeus, Greece
 o Paraguayan crew:           Tecnical Services S.A.,  Montevideo, Uruguay

     Our crews are employed under the standard collective bargaining agreements with the seafarers' union in their respective countries. The crew is employed on contractual terms valid for a fixed duration of service on board the vessels. We ensure that all the crew employed on board our vessels have the requisite experience, qualifications and certification to comply with all international regulations and shipping conventions. Our training requirements for the crew exceed the applicable statutory requirements. We always man our vessels above the safe manning requirements of the vessels' flag state in order to ensure proper maintenance and safe operation of the vessels. We have in force special programs such as a performance-related incentive bonus, which is paid to some of our senior officers upon rejoining our ships. This ensures retention of qualified and competent staff.

E. SHARE OWNERSHIP

For information concerning the share ownership in our Company of our officers and directors, please see Item 7 -- Major Shareholders and Related Party Transactions.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS


     The following table sets forth information regarding the owners of more than five percent of our common stock as of the April 15, 2006. The address of each of the shareholders set forth below is Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas



                            Shares Beneficially Owned
                             Prior to the Offering


                    Number                        Number             Percent
                     of                        of Shares            of Class
                    shares       Voting        Beneficially       Beneficially
      Name           Owned      Percentage        Owned               Owned
      ----            -----     ----------     -------------       -------------
Solimar              996,009        47.22%        1,015,929((3))    48.17%(3)
Holdings Ltd.
(1)((2))(3)

Inversiones Los      496,221        23.52%        1,113,231((4))      52.78%
Avellanos
S.A.(3)(4)(5)

Hazels                79,866        3.79%             79,866          3.79%
(Bahamas)
Investments Inc.

Avemar Holdings      537,144        -----             -----            ----
(Bahamas)
Limited((4))

All directors         -----        52.78%        1,113,231((4))      52.78%
and executive
officers as a
group((4))

-----------------------

(1) Solimar is a wholly-owned subsidiary of the AIG-GE Capital Latin American Infrastructure Fund L.P., a Bermuda limited partnership.
(2) Solimar and Los Avellanos have entered into an agreement pursuant to which they have agreed to vote their respective shares together in all matters where a vote of the shareholders of the Company is required. See "Related Party Transactions" in Item 7.B of this report
(3) Includes warrants entitling Solimar to purchase up to 19,920 shares of the Company's non-voting common stock at an exercise price of $50.20 per share.
(4) The full voting power over the shares owned by Avemar has been granted to Los Avellanos by irrevocable proxy. Los Avellanos is controlled by members of the Menendez family, including Felipe Menendez R., our President, Chief Executive Officer and a director, and Ricardo Menendez R., our Executive Vice President and a director. The sole shareholder of Los Avellanos is SIPSA S.A. Avemar is our wholly-owned subsidiary.
(5) Includes 79,866 shares owned by Hazels, a wholly-owned subsidiary of Los Avellanos.


B. RELATED PARTY TRANSACTIONS

     Our revenues derived from transactions with related parties for each of the years ended December 31, 2003, 2004 and 2005 amounted to approximately $12.2 million, $5.2 million and $2.0 million, respectively. As of December 31, 2004 and 2005, the net balances of the accounts receivable and payables from all related parties were approximately $5.7 million and $17.9 million, respectively.

     We and our subsidiaries also contracted with related parties for various services. Certain of our respective owning/operating subsidiaries contracted with Oceanmarine for administrative services. Oceanmarine is indirectly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. We paid Oceanmarine a monthly fee of $10,000 per oceangoing vessel for these services. For the years ended December 31, 2005, 2004 and 2003, these payments to Oceanmarine amounted to approximately $0.6 million, $0.7 million and $1.2 million, respectively. Certain of our owning/operating subsidiaries contracted with Ravenscroft for ship management services for the vessels used in our Ocean Business. Prior to our purchase of Ravenscroft it was indirectly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services we paid Ravenscroft a monthly fee of $12,500 per oceangoing vessel, plus certain other expenses. For the years ended December 31, 2005, 2004 and 2003, these payments to Ravenscroft amounted to approximately $1.5 million, $0.8 million and $1.6 million, respectively. Ravesncroft occasionally performed ship brokering services on our behalf. We paid Ravenscroft industry standard rates for such services when used. For the years ended December 31, 2005, 2004 and 2003, ship broker fees paid to and accrued for Ravenscroft for such services amounted to $0.7 million, $0.7 million and $0.4 million, respectively.

Voyage expenses paid to related parties

     For the three years ended December 31, 2003, 2004 and 2005, the voyage expenses paid to related parties were as follows:

                                   2003            2004                  2005
                                 -----------    -----------          -----------
     Bareboat charter paid (1)          -               -               $3,977
     Ship management fees (2)      $6,691          $1,736                    -
     Other                            $42               -                    -
     Total                         $6,733          $1,736               $3,977

     (1) Through our subsidiary, Corporacion Naviera Mundial S.A., the Company entered into a bareboat charter with UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore (Bahamas) Ltd. for the rental of the two PSVs named UP Safira and UP Esmeralda for a six-month period for a daily lease amount for each one.

     (2) Certain of our companies subsidiaries, have had a ship management agreement with Lonehort S.A., a wholly owned subsidiary of UABL Limited, to provide operating and technical ship management services for the river barges and push boat rented by us to UABL Limited and its subsidiaries. Since April 23, 2004, the date of UABL Limited acquisition, our financial statements included the operations of Lonehort S.A., a wholly owned subsidiary of UABL Limited, or a consolidated basis. Therefore, these transactions have been eliminated in the consolidated financial statements. Prior to acquisition, the equity method was used.

Administration agreement with UP Offshore

On July 25, 2003 the Company signed an administration agreement with UP
Offshore.

Under this agreement Ultrapetrol agrees to assist UP Offshore by providing management services required by the latter, including providing the services of the Chief Executive Officer and to provide ongoing management and commercial advisory services up to 2013.

The parties agreed that Ultrapetrol professional fees under this agreement shall be 2% of UP Offshore annual EBITDA. In 2005 the professional fee amounted $28. No fees were recognized in 2004 and 2003, because UP Offshore had no EBITDA.

Maritima SIPSA S.A.

     A significant part of our revenue from related parties is derived from the chartering activity of Maritima SIPSA S.A. In May 2003, the Princess Marina was chartered by a Chilean national petroleum company under a time charter that required her to be flagged in Chile. Pursuant to Chilean Law in order for her to be flagged in Chile, she needed to be owned by a legal entity controlled by Chilean citizens. Maritima SIPSA S.A. is controlled by Chilean citizens. We own 49% of Maritima SIPSA S.A., and the other shareholder of Maritima SIPSA S.A., SIPSA S.A., is a Chilean public company that is controlled by members of the Menendez family, which includes Felipe Menendez R., our President and Chief Executive Officer and Director, and Ricardo Menendez R., our Executive Vice President and Director. In order to effect the re-flagging of the vessel, we sold the Princess Marina to Maritima SIPSA S.A. for a purchase price of approximately $15.1 million, and partially financed the sale by lending Maritima SIPSA S.A. $7.4 million. Under the terms of our agreement, Maritima SIPSA S.A. pays us installments of the purchase price on a monthly basis that we record as charter revenue. For the year ended December 31, 2005, this charter revenue amounted to approximately $2.0 million, and for the year ended December 31, 2004, this charter revenue amounted to approximately $2.5 million. We are obligated to repurchase (and Maritima SIPSA S.A. is obligated to sell to us) the Princess Marina in June 2006 at a purchase price of $7.7 million, to be paid with $0.3 million in cash, and the balance through the cancellation of debt which Maritima SIPSA S.A. owes to us.

I. Shipping Services S.A.

     We and our subsidiaries also contract with related parties for various services. Pursuant to an agency agreement with us, I. Shipping Services S.A. has agreed to perform the duties of port agent for us in Argentina. I. Shipping Services S.A. is indirectly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay I. Shipping Services S.A. fees ranging from $800 to $1,875 per port call. For each of the years ended December 31, 2003, 2004 and 2005 the amounts paid and/or accrued for such services amounted to $0.1 million, $0.02 million, and $0.0 million respectively. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

     Certain of our directors and senior management hold similar positions with our related parties. Felipe Menendez R., who is our President, Chief Executive Officer and a director, is also a Director of Maritima SIPSA S.A., and I. Shipping Services S.A. Ricardo Menendez R., who is our Executive Vice President and one of our directors, is also the President of I. Shipping Services S.A., and is a director of Maritima SIPSA S.A. In light of their positions with such entities, these officers and directors may experience conflicts of interest in selecting between our interests and those of Maritima SIPSA S.A. and I. Shipping Services Inc.

Ravenscroft Acquisition

     On March 20, 2006, we purchased all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. from two of our related companies, Crosstrade Maritime Inc., and Crosstrees Maritime Inc., for the purchase price of $11.5 million. The purchase price included a building in Coral Gables, Florida, U.S., independently valued at $4.5 million. Ravenscroft Shipping (Bahamas) Inc. is a holding company that is the ultimate parent of our vessel managers, Ravenscroft Ship Management Inc., which manages the vessels in our Ocean Business and Offshore Supply Business, and Elysian Ship Management Inc., which manages the vessels in our Passenger Business. We have the option to cause Crosstrade Maritime Inc. and Crosstrees Maritime Inc. to purchase from us all, but not less than all, of the Ravenscroft shares purchased for the original consideration at any time prior to the earlier of (i) the closing of an initial public offering and (ii) September 30, 2006. The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note secured by a pledge of the shares of Ravenscroft and payable upon the earlier of
(i) the closing of an initial public offering or (ii) September 30, 2006. In compliance with the requirements of our indenture related to the 9% First Preferred Ship Mortgage Notes due 2014, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

UP Offshore Acquisition

     Separately, we purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., the company through which we operate our Offshore Supply Business, from LAIF, an affiliate of Solimar Holdings Ltd, our of our shareholders, for a purchase price of $48.0 million on March 21, 2006. Following this acquisition, we hold 94.45% of the issued and outstanding shares of UP Offshore. We have the option to cause LAIF to purchase from us, all, but not less than all, of the UP Offshore shares purchased for the original consideration at any time prior to the earlier of (i) the closing of an initial public offering or (ii) September 20, 2006. The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note secured by a pledge of the purchased shares of UP Offshore and payable upon the earlier of (i) the closing of an initial public offering or (ii) September 30, 2006. In compliance with the requirements of our indenture related to the 9% First Preferred Ship Mortgage Notes due 2014, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

UP River (Holdings) Ltd.

     We have reached an understanding with International Finance Corporation, or IFC, to purchase from IFC the 7.14% of UP River (Holdings) Ltd., an entity that owns 50% of UABL, for the price of $6.0 million. As part of this understanding, IFC has agreed to waive its option to convert its interest in UP River to shares in our company and its right to participate in an initial public offering of our common stock. This understanding is subject to the successful completion of an initial public offering and our obligation under this understanding will be paid from the proceeds of an initial public offering.

Shareholders Arrangements

     On March 20, 2006 Los Avellanos and Avemar, two of our shareholders, subject to the successful completion of an initial public offering, cancelled their agreement pursuant to which Avemar had previously granted Los Avellanos an irrevocable proxy to vote our shares owned by Avemar. The shareholders have further agreed to cancel the shares owned by Avemar upon the closing of an initial public offering. As a consequence, Solimar would own 63.36% of our shares and the remaining 36.64% would be directly and indirectly owned by Los Avellanos.

Share Repurchase

     On March 20, 2006, we exercised our option to repurchase from Los Avellanos 25,212 shares of our common stock for a total consideration of $900,000, and the $900,000 note originally issued in connection with the option was cancelled.



Solimar Holdings Ltd. Warrants

     Under the terms of the warrant agreement dated March 16, 2000, our shareholder Solimar owns warrants to purchase up to 19,920 non-voting shares of our common stock at an exercise price of $50.20. These warrants may be exercised at any time up to and including March 1, 2010.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not Applicable.


ITEM 8 - FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 18.

B. SIGNIFICANT CHANGES

     Not Applicable.

ITEM 9 - THE OFFER AND LISTING

     Not Applicable.

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

Objects and Purposes

     The Company is incorporated in the Commonwealth of the Bahamas ("The Bahamas") under the name Ultrapetrol (Bahamas) Limited. The Registered Office of the Company is situated at H & J Corporate Services Ltd., Ocean Centre, Montague Foreshore East Bay Street, P.O. Box SS-19084 Nassau, Bahamas. The Registered Agent of the Company is H & J Corporate Services Ltd., Ocean Centre, Montague Foreshore East Bay Street, P.O. Box SS-19084, Nassau, Bahamas.

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

Share Rights, Preferences, Restrictions

     Subject to the rights of holders of shares entitled to special rights as to dividends, all dividends shall be declared and ranked pari passu to shareholders of record at the date of the declaration of the dividend; but no dividend shall be paid on those shares which are held by the Company as Treasury shares. Dividends shall only be paid out of the net profits of the Company and shall only be paid in cash and are subject to the restrictions, terms and conditions which may be imposed on the Company by lenders, bondholders or other financial institutions, and/or those limitations imposed by the contracts, agreements or other financial instruments, including any trust indenture into which the Company may have entered. Also before making distributions, the Company shall also make adequate reserves as the Board of Directors may deem necessary for the Company's commitments. The directors may, before recommending any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for special dividends or bonuses, or for repairing, improving, maintaining any of the property of the Company, and for such other purposes as the directors shall in their absolute discretion think conducive to the interests of the Company. If several persons are registered as joint holders of any share, any of them may give effectual receipt for any dividend or other moneys payable in respect of the share.

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

C. MATERIAL CONTRACTS

     On March 20, 2006, we entered into a Stock Purchase Agreement with Crosstrade Maritime Inc. and Crosstrees Maritime Inc., two of our related companies, in connection with our acquisition of all of the issued and outstanding capital stock of Ravenscroft. For a description of the material terms of this agreement, see "Related Party Transactions -- Ravenscroft Acquisition" in Item 7.B of this report.

     On March 21, 2006, we entered into Stock Purchase Agreement with LAIF XI LTD. in connection with our acquisition of 66.67% of the issued and outstanding capital stock of UP Offshore that we did not already own. For a description of the material terms of this agreement, see "Related Party Transactions -- UP Offshore Acquisition" in Item 7.B of this report.

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

E. TAXATION

     The following is a discussion of the material Bahamian and United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Bahamian Tax Considerations

     We are incorporated in the Commonwealth of The Bahamas. Under current Bahamian law, we are not subject to tax on income or capital gains, and no Bahamian withholding tax will be imposed upon payments of dividends by us to our shareholders for a period of twenty years from our date of incorporation.

United States Federal Income Tax Considerations

     The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based in part upon Treasury Regulations promulgated under Section 883 of the Code in August of 2003, which became effective on January 1, 2005, for calendar year taxpayers such as ourselves and our subsidiaries. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. References in the following discussion to "we" and "us" are to Ultrapetrol (Bahamas) Limited and its subsidiaries on a combined basis.

     Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. will be characterized as U.S. source shipping income. Such income will be subject to a 4% U.S. Federal income tax without allowance for deduction, unless our subsidiaries are treated as Qualified Foreign Corporations which qualify for exemption from tax under
Section 883 of the Code and the Treasury Regulations promulgated thereunder, which became effective for our calendar year subsidiaries on January 1, 2005.

     A corporation will be considered a Qualified Foreign Corporation if (i) its country of incorporation is a "Qualified Foreign Country" which, as defined, is a foreign country that exempts US corporations from income tax on the type(s) of shipping income (bareboat, time or voyage income) for which exemption is being claimed (the "Incorporation Test"), (ii) it satisfies the "Ultimate Owner Test", and (iii) it files a US Federal income tax return (Form 1120F) to claim the
Section 883 exemption.

     A foreign corporation will satisfy the Ultimate Owner Test if (a) more than 50% of the value of its stock is ultimately owned for more than half the days of the tax year by "Qualified Shareholders" which, as defined, includes an individual who is a tax resident of a Qualified Foreign Country, an individual tax resident of a Qualified Foreign Country that is a beneficiary of a pension plan administered in or by such Country or another Qualified Foreign Country, the government (or a political subdivision or local authority) of a Qualified Foreign Country and certain not-for-profit organizations organized in a Qualified Foreign Country.

     For the 2005 tax year, although our subsidiaries will satisfy the Incorporation Test, they may not be able to satisfy the Ultimate Owner Test. A foreign corporation is required by the Section 883 regulations, as a condition of being able to claim exemption, to obtain ownership statements, signed under penalties of perjury, from each Qualified Shareholder and each intermediate owner in the chain of ownership between the Qualified Shareholder and such corporation to evidence that more than 50% of the value of its stock is ultimately owned by Qualified Shareholders for more than half the days of the tax year. We may not be able to satisfy this requirement for the 2005 tax year or future tax years.

     For the tax year 2005, our subsidiaries will file a U.S. tax return on IRS Form 1120F taking the position that they are exempt from tax under Section 883. There is no assurance that the IRS will agree with their position for the 2005 tax year or any future tax year. However, since neither of our subsidiaries earned any U.S. source shipping income for the 2005 tax year, our subsidiaries have no U.S. federal income tax liability if the IRS disagrees with their position.

Panamanian Tax Considerations

     Certain of our subsidiaries who are guarantors of our Registered Notes are incorporated in Panama. We have been advised by our Panamanian counsel, Tapia, Linares y Alfaro, that there are no taxes of withholding provisions of any nature to which United States holders of our Registered Notes are subject under the laws of Panama in respect of any payments that might be made by our Panamanian subsidiaries under their guarantees of our Registered Notes.

     We have been advised by our Bahamas counsel, Higgs & Johnson, that there are presently no taxes or withholding provisions of the Commonwealth of The Bahamas to which any United States holders of our Registered Notes would be subject.

     There is currently no reciprocal tax treaty in force between the United States and any of Panama, the Bahamas or Argentina.

F.   DIVIDEND AND PAYING AGENTS

     Not Applicable.

G.   STATEMENTS BY EXPERTS

     Not Applicable.

H.   DOCUMENTS ON DISPLAY

     The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1
(800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Ocean Centre, Montague Foreshore East Bay Street, Nassau, Bahamas.

I.   SUBSIDIARY INFORMATION

     Not Applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     See "Item 5 -- Operating and Financial Review and Prospects -- Quantitative and Qualitative Disclosures About Market Risk."

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.


                                     PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable.

ITEM 15 CONTROLS AND PROCEDURES

     We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

     There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

     The full board of directors of the Company performs the function of an audit committee. The board of directors has not selected a financial expert to serve on the board. The board of directors believes that a financial expert is not required because the Company's equity securities are not publicly traded, and its obligations and duties to Note holders are defined in the indenture governing the Notes.

ITEM 16B CODE OF ETHICS

     The board of directors has elected to not adopt a code of ethics applicable to the Company's principal executive officer and principal financial officer, principal accounting officer or controller. The board of directors believes that a code of ethics is not required because the Company's equity securities are not publicly traded, and its obligations and duties to Note holders are defined in the indenture governing the Notes.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Pistrelli, Henry Martin y Asociados S.R.L. member of Ernst & Young Global is the independent accounting firm that audits the financial statements of the Company and its subsidiaries.

     Aggregate fee for professional services rendered for the Company by Pistrelli, Henry Martin y Asociados S.R.L. and other member firms of Ernst & Young Global in 2005 and 2004 in each of the following categories were:




                                                    Year ended December 31,
                                                --------------------------------
                                                        2005         2004
                                                ----------------   -------------
                                                  (in thousands of US dollars)

     Audit fees                                          301             440
     Audit-related fees                                  120              -
     Tax fees                                             25              27
                                                ---------------    -------------

         Total fees                                      446             467
                                                ===============   ==============


     Audit fees include fees associated with the annual audit of the Company and subsidiaries, statutory audits of subsidiaries required internationally, comfort letters and SEC filings.

     Audit related fees include fees associated with the documentation assistance in connection with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

     Tax fees relate to tax compliance and tax advice.

The board of directors pre-approves all audit, audit-related, and non audit services provided by our independent auditor prior to the engagement of the independent auditor with respect to such services.

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

Not Applicable.


PART III

ITEM 17 - FINANCIAL STATEMENTS

     Not Applicable.

ITEM 18 - FINANCIAL STATEMENTS

     The following financial statements listed below and set forth on pages F-1 through F-34, together with the report of independent registered public accounting firm are filed as part of this annual report:

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

             TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003


                    CONTENTS                                             PAGE


o    Report of Independent Registered Public Accounting Firm              F-1

o    Financial statements

     -    Consolidated balance sheets as of December 31, 2005 and 2004    F-2

     -    Consolidated statements of operations for the years ended
          December 31, 2005, 2004 and 2003                                F-13

     -    Consolidated statements of shareholders' equity for the
          years ended December 31, 2005, 2004 and 2003                    F-14

     -    Consolidated statements of cash flows for the years ended
          December 31, 2005, 2004 and 2003                                F-5

     -    Notes to consolidated financial statements for the years
          ended December 31, 2005, 2004 and 2003                          F-6

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:


          We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries, as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.


Buenos Aires, Argentina              PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
   March 17, 2006                         Member of Ernst & Young Global



                                            EZEQUIEL A. CALCIATI
                                                  Partner





                                   CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

                              (stated in thousands of US dollars, except par value and share amounts)

                                                                                               December 31,
                                                                                     ----------------------------------
                                                                                          2005              2004
                                                                                     ---------------- -----------------
 ASSETS

   CURRENT ASSETS
     Cash and cash equivalents                                                         $     7,914     $     11,602
     Restricted cash                                                                         3,638            2,975
     Accounts receivable, net of allowance for doubtful accounts of
        $324 and $739 in 2005 and 2004, respectively                                         9,017            6,385
     Receivables from related parties                                                       17,944            3,933
     Marine and river operating supplies                                                     3,547            2,194
     Prepaid expenses                                                                        3,239            4,101
     Other receivables                                                                       4,997            5,941
                                                                                     ---------------- -----------------
       Total current assets                                                                 50,296           37,131
                                                                                     ---------------- -----------------
   NONCURRENT ASSETS
     Other receivables                                                                       7,330            7,944
     Receivables from related parties                                                        1,995            2,540
     Restricted cash                                                                            68           30,010
     Vessels and equipment, net                                                            182,069          160,535
     Dry dock                                                                               12,743           11,716
     Investment in affiliates                                                               15,698           15,607
     Other assets                                                                            7,548            8,165
                                                                                     ---------------- -----------------
       Total noncurrent assets                                                             227,451          236,517
                                                                                     ---------------- -----------------
       Total assets                                                                    $   277,747    $    273,648
                                                                                     ================ =================
 LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES

     Accounts payable and accrued expenses                                             $    12,696    $      11,487
     Payables to related parties                                                             2,008              768
     Current portion of long-term financial debt                                             8,322           10,108
     Other payables                                                                            917            1,327
                                                                                     ---------------- -----------------
       Total current liabilities                                                            23,943           23,690
                                                                                     ---------------- -----------------
   NONCURRENT LIABILITIES
     Long-term notes                                                                       180,000          180,000
     Financial debt, net of current portion                                                 22,953           29,430
     Other payables                                                                              -              399
                                                                                     ---------------- -----------------
       Total noncurrent liabilities                                                        202,953          209,829
                                                                                     ---------------- -----------------
       Total liabilities                                                                   226,896         233,519
                                                                                     ---------------- -----------------
   MINORITY INTEREST                                                                         2,479            6,468
                                                                                     ---------------- -----------------
   MINORITY INTEREST SUBJECT TO PUT RIGHTS                                                   4,898            4,751
                                                                                     ---------------- -----------------
   SHAREHOLDERS' EQUITY

     Common stock, $.01 par value: authorized shares 2,134,452, issued
        and outstanding 2,109,240; 537,144 shares held in treasury                              21               21
     Additional paid-in capital                                                             68,884           68,884
     Treasury stock                                                                        (20,332)         (20,332)
     Accumulated other comprehensive income                                                    196              200
     Accumulated deficit                                                                    (5,295)         (19,863)
                                                                                     ---------------- -----------------
     Total shareholders' equity                                                             43,474          28,910
                                                                                     ---------------- -----------------
     Total liabilities, minority interests and shareholders' equity                    $   277,747    $    273,648
                                                                                     ================ =================

                                                      The accompanying notes
                                 are an integral part of these consolidated financial statements.




                                               CONSOLIDATED STATEMENTS OF OPERATIONS

                                       FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003


                               (stated in thousands of US dollars, except share and per share data)

                                                                              Year ended December 31,
                                                               -------------------------------------------------------
                                                                     2005              2004               2003
                                                               ----------------- ------------------ ------------------
REVENUES

    Revenues form third parties                                $     123,385     $     89,956       $     62,996
    Revenues from related parties                                      1,976             5,204             12,237
                                                               ------------------------------------ ------------------
    Total revenues                                                   125,361            95,160             75,233
                                                               ------------------------------------ ------------------

OPERATING EXPENSES (1)

    Voyage expenses                                                  (33,827)          (15,923)           (12,644)
    Running costs                                                    (39,234)          (24,892)           (28,659)
    Amortization of drydocking                                        (6,839)           (5,195)            (7,232)
    Depreciation of vessels and equipment                            (14,494)          (13,493)           (15,335)
    Management fees to related parties                                (2,118)           (1,513)            (2,863)
    Administrative and commercial expenses                            (7,617)           (7,494)            (4,955)
    Other operating income (expenses)                                 22,021               784             (2,124)
                                                               ----------------- ------------------ ------------------
                                                                     (82,108)          (67,726)           (73,812)
                                                               ----------------- ------------------ ------------------
  Operating profit                                                    43,253            27,434              1,421
                                                               ----------------- ------------------ ------------------

OTHER INCOME (EXPENSES)

    Financial expense                                                (19,141)          (16,134)           (16,207)
    Financial gain on extinguishment of debt                               -             1,344              1,782
    Financial loss on extinguishment of debt                               -            (6,422)                 -
    Financial income                                                   1,152               119                201
    Investment in affiliates                                            (497)              406              3,140
    Other income (expenses)                                              384               174               (337)
                                                               ----------------- ------------------ ------------------
    Total other expenses                                             (18,102)          (20,513)           (11,421)
                                                               ----------------- ------------------ ------------------

Income (loss) before income taxes and minority interest               25,151             6,921            (10,000)

    Income taxes                                                        (786)             (642)              (185)

    Minority interest                                                 (9,797)           (1,140)            (1,333)
                                                               ----------------- ------------------ ------------------
Net income (loss)                                              $      14,568      $      5,139       $     (11,518)
                                                               ================= ================== ==================

Net income (loss) per share, basic and diluted                 $        9.27      $      3.27        $     (7.33)

Weighted average number of shares, basic and diluted               1,572,096         1,572,096          1,572,096



(1)  In addition to management fees to related parties, operating expenses included $3,983, $1,757 and $6,833 in 2005, 2004, and
     2003, respectively, from related parties.


                                                      The accompanying notes
                                 are an integral part of these consolidated financial statements.



                                          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                       FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003


                                                (stated in thousands of US dollars)




                                                                                Accumulated
                                                       Additional                 other
                                              Common    paid-in    Treasury    comprehensive   Accumulated
                  Balance                     stock     capital     stock        income         deficit      Total
 --------------------------------------   ----------- ------------ ----------- -------------- ------------- ----------------


December 31, 2002                            $   21   $   68,884  $ (20,332)     $     -     $   (13,484)  $  35,089

-    Change in value of derivatives               -            -          -          222               -          222
-    Net loss                                     -            -          -            -         (11,518)     (11,518)
                                            --------- ------------ ----------- -------------- ------------- ----------------
Total comprehensive loss                          -            -          -            -               -      (11,296)

December 31, 2003                                21       68,884    (20,332)         222         (25,002)      23,793

Comprehensive income:
-    Changes in value of derivatives              -            -          -          (22)              -          (22)
-    Net income                                   -            -          -            -           5,139        5,139
                                            --------- ------------ ----------- -------------- ------------- ----------------
Total comprehensive income                        -            -          -          (22)          5,139        5,117
                                            --------- ------------ ----------- -------------- ------------- ----------------

December 31, 2004                                21       68,884    (20,332)         200         (19,863)      28,910

Comprehensive income:
-    Changes in value of derivatives              -            -          -           (4)              -           (4)
-    Net income                                   -            -          -            -          14,568       14,568
                                            --------- ------------ ----------- -------------- ------------- ----------------
Total comprehensive income                        -            -          -           (4)         14,568       14,564
                                            --------- ------------ ----------- -------------- ------------- ----------------

December 31, 2005                            $   21   $   68,884  $ (20,332)     $   196      $    (5,295)  $  43,474
                                            ========= ============ =========== ============== ============= ================


                                                      The accompanying notes
                                 are an integral part of these consolidated financial statements.



                                               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                       FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                (stated in thousands of US dollars)

                                                                                    Year ended December 31,
                                                                        -----------------------------------------------
                                                                               2005           2004            2003
                                                                        --------------  --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income (loss)                                                       $   14,568    $   5,139        $ (11,518)

   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
     Depreciation of vessels and equipment                                      14,494        13,493         15,335
     Amortization of drydocking                                                  6,839         5,195          7,232
     Expenditures for drydocking                                                (8,427)      (11,139)        (3,580)
     Note issuance expenses amortization                                         1,037           568            585
     Minority interest in equity of subsidiaries                                 9,797         1,140          1,333
     Financial gain on extinguishment of debt                                    -            (1,344)        (1,782)
     Financial loss on extinguishment of debt                                    -             6,422           -
     (Gain) loss on vessels disposal                                           (21,867)          (41)         3,686
     Net (gain) loss from investment in affiliates                                 497          (406)        (3,140)
     Allowance for doubtful accounts                                              (415)          355            882

   Changes in assets and liabilities, net of the effects
      from purchase of UABL Limited and UABL Terminals
      companies in 2004:
       (Increase) decrease in assets:
          Accounts receivable                                                   (2,217)        5,365          1,028
          Receivable from related parties                                         (905)        3,783          5,518
          Marine and river operating supplies                                   (1,353)          405            583
          Prepaid expenses                                                         862          (994)           725
          Other receivables                                                      2,114          (318)          (568)
       Increase (decrease) in liabilities:
          Accounts payable and accrued expenses                                  1,209         1,801          1,404
          Payables to related parties                                            1,240        (3,498)         1,387
          Other payables                                                          (583)         (251)          (363)
          Other                                                                   (219)       (2,546)          (145)
                                                                        --------------  --------------   --------------
          Net cash provided by operating activities                             16,671        23,129         18,602
                                                                        --------------  --------------   --------------


CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of vessels and equipment                                           (51,461)      (59,934)       (17,089)
   Increase in loan to affiliate                                               (13,141)         -            (1,750)
   Proceeds from disposals of vessels                                           37,888         6,430         14,423
   Purchase of UABL and UABL Terminals companies net of cash acquired            -            (1,713)          -
   Investment in affiliates                                                      -            (1,542)          -
   Other                                                                           (11)         (797)          -
                                                                        --------------  --------------   --------------

          Net cash used in investing activities                                (26,725)      (57,556)        (4,416)
                                                                        --------------  --------------   --------------


CASH FLOWS FROM FINANCING ACTIVITIES

   Payments of long-term debt                                                  (19,354)      (39,149)        (4,946)
   Decrease (increase) in restricted cash                                       29,279       (13,333)       (15,954)
   Proceeds from long-term debt                                                 10,500        27,700           -
   Redemption of minority interest                                             (13,400)        -               -
   Proceeds from 2014 Senior Notes                                               -           180,000           -
   Payments of deferred financing costs under 2014 Senior Notes                  -            (6,655)          -
   Minority interest in equity of subsidiaries                                   -            17,959         16,192
   Payments of 2008 Senior Notes                                                 -          (131,502)        (4,754)
   Proceeds from issuance of redeemable preference shares of subsidiary          -             3,000           -
   Funds used in acquisition of treasury stock                                   -              -            (1,200)
   Other                                                                          (659)         (239)          -
                                                                        --------------  --------------   --------------
          Net cash provided by (used in) financing activities                    6,366        37,781        (10,662)
                                                                        --------------  --------------   --------------
          Net increase (decrease) in cash and cash equivalents                  (3,688)        3,354          3,524
          Cash and cash equivalents at the beginning of year               $    11,602    $    8,248     $    4,724
                                                                        --------------  --------------   --------------
          Cash and cash equivalents at the end of year                     $     7,914    $   11,602     $    8,248
                                                                        ==============  ==============  ===============

                                                      The accompanying notes
                                 are an integral part of these consolidated financial statements.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (stated in thousands of US dollars, except otherwise indicated)


1.   CORPORATE ORGANIZATION

     Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

     The Company is a diversified ocean and river transportation company involved in the carriage of dry and liquid cargoes as well as passengers. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo. In our Passenger Business, we are an owner of cruise vessels that transport passengers primarily cruising the Mediterranean Sea. In our River Business we are an operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In addition we made an investment in an offshore services transportation company, which has commenced operations in the third quarter of 2005.

     On June 28, 2001, the Company issued 138,443 new shares for $5,295 which were totally subscribed by Inversiones Los Avellanos SA, one of the Company's original shareholders and was paid $3,297 in 2001 and $1,104 in 2002 and the balance are payable in July 2006. At December 31, 2005 and 2004 the outstanding payment was $894 and was shown as a reduction of shareholders' equity. The Company has an option to repurchase 25,212 of its shares for a total price of $894 from Inversiones Los Avellanos S.A. until July 2006.

     At December 31, 2005 the shareholders of Ultrapetrol Bahamas are Solimar Holdings Ltd., Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) and Avemar Holdings (Bahamas), a wholly owned subsidiary of the Company (see
     Note 12), in the proportion of 46.66%, 24.43%, 3.74% and 25.17%, respectively. Since Avemar Holdings (Bahamas) granted an irrevocable proxy to Inversiones Los Avellanos S.A. in full for all of its voting powers related to its interest in the Company, at December 31, 2005, Inversiones Los Avellanos S.A. held directly and indirectly 53.34% of the Company's voting rights. However, pursuant to a shareholder agreement between Solimar Holdings Ltd. and Inversiones Los Avellanos S.A., both shareholders hold sufficient participating rights in the operation of the Company that results in neither shareholder having control of the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a)   Basis of presentation and principles of consolidation

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

          The consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

          The consolidated financial statements for 2004 and 2003 have been reclassified to conform with the 2005 presentation of certain items.

     b)   Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the years. Significant estimates have been made by management, including the allowance for doubtful accounts, insurance claims receivables, useful lives and valuation of vessels, realizability of deferred tax assets and certain accrued liabilities. Actual results may differ from those estimates.

     c)   Revenues and related expenses

          Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Revenues are earned under time charters, bareboat charters, consecutive voyage charters or affreightment/voyage contracts. Revenue from time charters and bareboat charters is earned and recognized on a daily basis. Revenue for the affreightment contracts and consecutive voyage charters is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the departure of discharged vessel of previous cargo and is deemed to end upon the completion of discharge of the current cargo. The percentage of voyage completion is based on the miles transited at the balance sheet date divided by the total miles expected on the voyage. Revenue from our passenger business is recognized upon completion of voyages, together with revenues from on board and other activities.

          Vessel voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements. The commissions paid in advance are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned. Bunker expenses and gift shop for resale are capitalized when acquired as operating supplies and subsequently charged to voyage expenses as consumed/resold. All other voyage expenses and other vessel operating expenses are expensed as incurred.

     d)   Foreign currency translation

          The Company uses the US dollar as its functional currency. Operations denominated in other currencies are remeasured into US dollars in accordance with SFAS No. 52, Foreign Currency Translation ("SFAS 52"). Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month. Translation gains and losses resulting from changes in exchange rates for each year are included in the consolidated statements of operations.

     e)   Cash and cash equivalents

          The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market instruments and overnight investments. The credit risk associated with cash and cash equivalents is considered low due to the high credit quality of the financial institutions.

     f)   Restricted cash

          Certain of the Company's loan agreements require the Company to fund a loan retention account. The amount deposited is equivalent to either one sixth or one third of the loan installment (depending on the frequency of the repayment elected by the Company, i.e. quarterly or semi annually) plus interest that will fall due on the repayment date. At December 31, 2004 the noncurrent restricted cash included $30,000 from the proceeds of the issuance of the 9% First Preferred Ship Mortgage Notes due 2014. This amount was released during 2005 in connection with the acquisition by the Company of additional vessels (see Notes 5 and 6).

     g)   Accounts receivable

          Substantially all of the Company<180>s accounts receivable are due from international oil companies and traders. The Company performs ongoing credit evaluations of its trade customers and generally does not require collateral. Expected credit losses are provided for in the consolidated financial statements for all expected uncollectible accounts.

          Changes in the allowance for doubtful accounts for the three years ended December 31, 2005, were as follow:

                                         2005          2004          2003
                                     -------------- ------------ --------------

          Balance at January 1       $    739       $ 1,142      $    810
          Provision                       290           679           882
          Recovery                        (44)         (324)            -
          Amounts written off            (661)         (758)         (550)
                                     -------------- ------------ --------------
          Balance at December 31     $    324       $   739      $  1,142
                                     ============== ============ ==============

     h)   Insurance claims receivable

          Insurance claims receivable represent costs incurred in connection with insurable incidents for which the Company expects to be reimbursed by the insurance carriers, subject to applicable deductibles. Deductible amounts related to covered incidents are generally expensed in the period of occurrence of the incident. Expenses incurred for insurable incidents in excess of deductibles are recorded as receivables pending the completion of all repair work and the administrative claims process. The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which the Company is a member. Insurance claims receivable, included in other receivables in the accompanying balance sheets, amounts $6,152 and $10,318 at December 31, 2005 and 2004, respectively.

     i)   Marine and river operating supplies

          Such amounts consist of fuel and supplies that are recorded for at the lower of cost or market and are charged to operating expenses as consumed determined on a first-in, first-out basis.

     j)   Vessels and equipment, net

          Vessels and equipment are stated at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the safety of the vessels.

          Depreciation is computed net from the estimated scrap value and is recorded using the straight-line method over the estimated useful lives of the vessels. Acquired secondhand vessels are depreciated from the date of their acquisition over the remaining estimated useful life. At the time vessels are disposed of, the assets and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded in other operating income (expense).

          Listed below are the estimated useful lives of vessels and equipment:

                                                       Useful lives
                                                        (in years)
                                                    -------------------
           Ocean-going vessels                              24
           Passenger vessels                                45
           River barges and push boats                      35
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

     k)   Dry dock costs

          The Companys vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations. Costs incurred to drydock the vessel are deferred and amortized over the period to the next drydocking, generally 24 to 36 months. Drydocking costs are comprised of painting the vessel hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards. Costs include actual costs incurred at the yard, cost of fuel consumed, and the cost of hiring riding crews to effect repairs. The unamortized portion of dry dock costs for vessels that are sold are written off to income when the vessel is sold.

          Expenditures for maintenance and minor repairs are expensed as incurred.

     l)   Investments in affiliates

          These investments are accounted for by the equity method. At December 31, 2005 and 2004 includes our interest in 50% of Puertos del Sur S.A. and OTS S.A., 49% in Maritima Sipsa S.A. and 27.78% in UP Offshore (Bahamas).

          The Company capitalized interest on the amount invested in UP Offshore (Bahamas) Ltd. (Up Offshore) during the period that UP Offshore had its vessels under construction and until its planned principal operations commenced. Interest capitalized amounted to $557 and $685 in 2005 and 2004, respectively.

     m)   Other assets

          This account includes costs incurred to issue debt net of amortization costs and which are being amortized over the debts' term.

     n)   Accounts payable and accrued expenses

          Accounts payable and accrued expenses included in current liabilities as of December 31, 2005 and 2004 consist of insurance payables, operating expenses, customers advances collected, among others.

     o)   Comprehensive Income (Loss)

          SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130"), establishes standards for the reporting and display of comprehensive income (loss), which is defined as the change in equity arising from non-owner sources. Comprehensive income (loss) is reflected in the consolidated statement of shareholders' equity.

     p)   Derivative financial instruments

          The Company from time to time uses forward fuel purchases to provide partial short-term protection against a sharp increase in diesel fuel prices. These instruments generally cover a portion of the Company's forecasted diesel fuel needs for push boat operations. The Company accounts for these instruments as cash flow hedges. In accordance with SFAS No.133, such financial instruments are marked-to-market and, as they qualify for hedge accounting, the offset is recorded to other comprehensive income and then subsequently recognized as a component of fuel expense when the underlying fuel being hedged is used.

          There are no forward fuel purchases outstanding at December 31, 2005.

     q)   Net income per share

          Basic net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the year net of the shares owned by our wholly-owned subsidiary, Avemar Holdings (Bahamas) Limited. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock result in the issuance of such stock. The Company has no outstanding securities or other similar contracts which would dilute net income per share.

     r)   Fair value of financial instruments

          The following methods and assumptions were used to estimate the fair value of financial instruments included in the following categories:

          - Cash and cash equivalents and restricted cash: the carrying amounts reported in the balance sheet approximate fair value due to the short-term nature of such instruments.

          - Long-term notes and financial debt: the carrying amounts reported in the balance sheet of variable rate borrowings approximate fair value as the interest rates either adjust based on LIBOR. In the case of fixed rate borrowings, fair value approximates the estimated quoted market prices.

          The following table presents the carrying value and fair value of the financial instruments at December 31.

                                       2005                       2004
                               -------------------        ----------------------

                               Carrying     Fair           Carrying       Fair
                                Value       value           Value         value
                                -----       -----           -----         -----

Cash and cash equivalents      $   7,914   $   7,914      $  11,602   $  11,602
Restricted cash                    3,638       3,638          2,975       2,975

Liabilities

Long-term notes (Note 6)       $ 180,000   $ 175,500      $ 180,000   $ 180,000
Financial debt (Note 6)           31,275      31,275         39,538      39,538

     s)   Concentration of credit risk

          Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, investments, accounts receivable, receivables from affiliates and other receivables. The Company places its cash and cash equivalents with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing for those financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the number of entities comprising the Company's customer base and their credit rating.

          The Company does not obtain rights to collateral to reduce its credit risk.

     t)   Other operating income (expense)

          For the three years ended December 31, 2005, this account includes:

                                             2005         2004        2003
                                         ------------- ----------- -------------

Gain (Loss) on vessels disposal          $  21,867     $     41     $ (3,686)
Claims against insurance companies               -          743        1,562
Other                                          154            -            -
                                         ------------- ----------- -------------
                                         $  22,021     $    784     $ (2,124)
                                         ============= =========== =============

     u)   Income taxes

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

     v)   Recent accounting pronouncements

          SFAS No. 154 "Accounting Changes and Error Corrections" provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. It also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable.

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

          UABL operates a river transportation business on the Parana, Paraguay and Uruguay rivers in Argentina, Bolivia, Brazil, Paraguay and Uruguay. As a result of the acquisition, the Company is the leading barge transportation company in South America and has consolidated its position in the river business through the Hidrovia region. The results of UABL's operations have been consolidated in the consolidated financial statements since the date of acquisition.

          The aggregate purchase price was $26,100, including $24,100 in cash and 2,000 shares of ACBL acquired by the Company for $2,000 shortly before this transaction.

          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and allocation of purchase price at the date of acquisition.

           Current assets                                             $  10,472
           Property and equipment:
           o  Fair value                               $   68,627
           o  Re-allocation of purchase credit            (34,497)       34,130
                                                      -------------
           Other noncurrent assets                                        3,967
                                                                       ---------
                 Total assets acquired                                   48,569
                                                                       ---------
           Current liabilities                                           (8,592)
           Noncurrent liabilities                                       (13,877)
                                                                       ---------
                 Total liabilities assumed                              (22,469)
                                                                       ---------
                 Total purchase price                                 $   26,100
                                                                      ==========

          If the transaction had been consummated on January 1, 2003 the Company's unaudited pro forma revenues and net income (loss) for the years ended December 31, 2004 and 2003, would have been as shown below. However, such pro forma information is not necessarily indicative of what actually would have occurred had the transaction occurred on such date.

                                                 For the year ended December 31,
                                                          (unaudited)
                                                  ----------------------------
                                                       2004          2003
                                                  ----------------------------

        Revenues                                  $   103,473    $  111,131
        Net income (loss)                         $     5,591    $   (6,543)
        Basic and diluted earnings (loss) per     $      3.56    $    (4.16)
          share

     b)   UP Offshore (Bahamas) Ltd. and subsidiaries

          In April 2002, the Company formed a company in the Bahamas, named UP Offshore (Bahamas) Ltd (UP Offshore). The Company has a 27.78% interest in UP Offshore. UP Offshore has contracted for the construction of six Platform Supply Vessels (PSVs) whose deliveries commenced in the second quarter of 2005. At December 31, 2005 the amount invested in UP Offshore was $12,500. The Company has not guaranteed any debt of UP Offshore.

          UP Offshore was a restricted subsidiary under the indenture governing the Notes due 2008, since the Company had the right to control its Board of Directors. Accordingly, the Company consolidated UP Offshore' financial statements with its financial statements for 2003 and 2002. In connection with the discharge of the indenture governing the Notes due 2008, on November 24, 2004, the Company relinquished control of the Board of Directors of UP Offshore. Accordingly, UP Offshore is accounted for by the equity method since such date. At December 31, 2005 and 2004, the Companys investment in UP Offshore was $13,096 and $13,638, respectively and is presented in investment in affiliates in the consolidated balance sheets.

     c)   UP River (Holdings) Ltd.

          On June 2003, the Company sold to the International Finance Corporation (IFC) a 7.14% interest in UP River (Holdings) Ltd.

          Also, the Company agreed to pay to the IFC 7.14% of the amount of the respective Charter Party Payments pursuant to the Charter Party Agreements between Ultrapetrol and UABL.

          In full consideration for (a) the sale of the shares, and (b) the right to receive a portion of the Charter Party Payments, the IFC paid to the Company $5,000.

          During the period beginning on December 31, 2009 and ending on December 31, 2010 the IFC will be able to exercise an option to put all of the shares of UP River (Holdings) Ltd. then owned by it to UP River (Holdings) Ltd. for an amount in cash equal to $5,000 minus the amount of any cash received by IFC in respect of ownership of such shares (whether by dividend, proceeds from Charter Party Payments or otherwise) plus interest thereon, compounded annually calculated as a rate equal to LIBOR plus 200 basic points.

          Also, Ultrapetrol shall have the right, exercisable from time to time to purchase from the IFC all of the shares of UP River (Holdings) Ltd. then owned by IFC. The purchase price for the shares to be purchased, which shall be an amount sufficient to result in a realized internal return rate to the IFC on such shares equal to 18% per annum.

          Upon the occurrence of an Ultrapetrol IPO the IFC has the right to receive in exchange for all but not less than all of the shares owned by it in UP River (Holdings) Ltd., at the option of Ultrapetrol (a) a number of registered Ultrapetrol shares that, when multiplied by the Ultrapetrol IPO price, gives the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings)
          Ltds shares or (b) a number of Ultrapetrol shares (valued at the Ultrapetrol IPO price) and an amount of cash that, in the aggregate, gives the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings) LTDs shares.

          At December 31, 2005 and 2004, the Company presents $4,898 and $4,751, respectively, as a "Minority interest subject to put rights", which represents the initial proceeds received by the IFC plus accrued interest less Charter Party Payments made to the IFC.

4.   DRY DOCK

     The capitalized amounts in dry dock at December 31, 2005 and 2004 were as follows:

                                                  2005              2004
                                           ----------------- -----------------
     Original book value                    $     26,257      $     28,196
     Accumulated amortization                    (13,514)          (16,480)
                                           ----------------- -----------------
     Net book value                         $     12,743      $     11,716
                                           ================= =================

5.   VESSELS AND EQUIPMENT, NET

     The capitalized cost of all vessels and equipment and the related accumulated depreciation at December 31, 2005 and 2004 were as follows:

                                                2005                 2004
                                        ----------------------------------------
                                                   Original book value
                                        ----------------------------------------

     Ocean-going vessels                    $    126,776          $    134,825
     River barges and pushboats                  116,054               105,426
     Passenger vessels                            28,105                     -
     Furniture and equipment                       6,173                 4,672
     Land and operating base                       6,525                 4,758
     Prepayment to suppliers                           -                 1,242
                                       --------------------- -------------------
     Total original book value                   283,633               250,923
     Accumulated depreciation                   (101,564)              (90,388)
                                       --------------------- -------------------
     Net book value                         $    182,069          $    160,535
                                       ===================== ===================

     At December 31, 2005 the net book value of the assets pledged as a guarantee of the debt was approximately $164,659.

     During 2004 and 2003 the Company sold certain older single hull tankers serving the regional trade of Argentina and Brazil. A gain of $41 in 2004 and a loss of $3,686 in 2003 relating to disposal of such vessels are presented in other operating income (expense).

     In January 2005 the Company purchased 35 dry barges for our river business. $7,500 was funded by a draw down of the loan granted to our river subsidiaries by the IFC and KFW in 2002 and the balance with available cash.

     In March 2005, the Company entered into an agreement to sell its vessel, Cape Pampas for a total price of approximately $37,880, net of the related expenses. The vessel was delivered to the new owners on May 6, 2005, at which time a gain on sale of $21,875 was recognized. The Company used part of the proceeds from the sale mentioned above to settle financial obligations related to the purchase of this vessel.

     In March 2005, the Company entered into a contract with Cruise Elysia Inc. to purchase a passenger vessel, named New Flamenco for a total purchase price of $13,500. 90% of the purchase price, $12,150, was funded by funds deposited in the Escrow Account and the balance with available cash.

     On April 28, 2005 the Company agreed to purchase the product tanker Mt Sun Chemist, renamed Miranda I, for a total price of $10,275. The vessel was delivered and fully paid for on July 7, 2005. 90% of the purchase price, $9,247 was funded by funds deposited in the Escrow Account and the balance with available cash.

     On April 29, 2005, the Company purchased at auction for a price of $3,493 the cruise vessel World Renaissance, renamed Grand Victoria, which was delivered and fully paid for on April 19, 2005. 90% of the purchase price, $3,143 was funded by funds deposited in the Escrow Account and the balance with available cash.

     On October 7, 2005 the Company purchased 11 dry barges from our river subsidiary UABL International S.A. $2,900 was funded by funds deposited available in the Escrow Account. Since the transaction was between the parent and a subsidiary, the transaction was accounted for at historical cost and no gain or loss was recognized.

6.   LONG-TERM DEBT AND OTHER FINANCIAL DEBT

     10.5% First Preferred Ship Mortgage Notes due 2008

     At December 31, 2003 the aggregating outstanding amount related with its 10.5% First Preferred Ship Mortgage Notes due 2008 ("Notes due 2008") was $128,341, due in full in 2008.

     In connection with the issue of its 9% First Preferred Ship Mortgage Notes due 2014, on November 24, 2004 the Company repaid all its Notes due 2008.

     9% First Preferred Ship Mortgage Notes due 2014

     On November 24, 2004 the Company completed an offering of $180 million of 9% First Preferred Ship Mortgage Notes due 2014 (the "2014 Senior Notes"), through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S (the "Offering"). The net proceeds of the Offering were used to repay the Notes due 2008, certain other existing credit facilities and to fund the Escrow Account.

     Interest on the 2014 Senior Notes is payable semi-annually on May 24 and November 24 of each year. The 2014 Senior Notes are senior obligations guaranteed by the majority of the Company's subsidiaries directly involved in our Ocean and Passenger Business. The Notes are secured by first preferred ship mortgages on 18 vessels, 2 oceangoing barges and 193 river barges.

     The 2014 Senior Notes are subject to certain covenants, including, among other things, limiting the parent's and guarantor subsidiaries' ability to incur additional indebtedness or issue preferred stock, pay dividends to stockholders, incur liens or execute sale leasebacks of certain principal assets and certain restrictions on the Company consolidating with or merging into any other person.

     Upon the occurrence of a change of control event, each holder of the 2014 Senior Notes shall have the right to require the Company to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. Our indenture governing our 2014 Senior Notes describes the circumstances that are considered a change of control event.

     In the first quarter of 2005 the SEC declared effective an exchange offer filed by the Company to register substantially identical senior notes to be exchanged for the 2014 Senior Notes pursuant to a registration rights agreement, to allow the 2014 Senior Notes be eligible for trading in the public markets.

     At the time of the Offering, approximately $30,000 was deposited in an Escrow Account, and classified as restricted cash, which was released in connection with the acquisition by the Company of the vessels above mentioned. To the extent that after December 31, 2005 amounts on deposit in the Escrow Account exceed $1,000, the Company will be required to redeem as much principal amount of Notes as can be redeemed with such amounts on deposit at a redemption price equal to 101% of the principal amount of such Notes together with accrued and unpaid interest thereon to the date of such redemption.

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

     Loan Agreement with Deutsche Schiffbank Aktiengesellschaft ("DSB")

     On October 27, 2004, Braddock Shipping Inc. a 60% owned subsidiary ("Braddock"), entered into a $10 million loan agreement with DSB for the purpose of refinancing debt previously incurred in connection with the purchase of the vessel Cape Pampas. The loan accrued interest at LIBOR rate plus 1.625% per annum. The loan was secured by a mortgage on the Cape Pampas and a pledge of 100% of the stock of Braddock and is guaranteed by both the direct and indirect parents of Braddock.

     In March 2005, the Company entered into an agreement to sell its vessel Cape Pampas (see Note 5). After that the Company used part of the proceeds from the sale mentioned to cancel its financial obligation with a principal amount of $9,250.

     Loan Agreements with IFC and KfW entered into by UABL barges

     On December 17, 2002, UABL Barges, a subsidiary in the river business, entered into a loan agreement with the International Financial Corporation
     (IFC) in an aggregate principal amount of $20,000.

     This loan is divided into two tranches:

     - Tranche A, amounting to $15,000, is payable in 14 semiannual installments of $1,071 each, beginning on June 15, 2005 and ending on December 15, 2011 and accrues interest at LIBOR plus 3.75% per annum, and

     - Tranche B, amounting to $5,000, is payable in 10 semiannual installments of $500 each, beginning on June 15, 2005 and ending on December 15, 2009 and accrues interest at LIBOR plus 3.50% per annum.

     The aggregate outstanding principal balance of the loan was $16,858 and $15,000 at December 31, 2005 and 2004, respectively.

     In addition, on February 27, 2003, UABL Barges, a subsidiary in our river business, entered into a loan agreement with Kreditanstalt fur Wiederaufbau
     (KfW) in an aggregate principal amount of $10,000.

     This loan is payable in 10 semiannual installments of $1,000 each, beginning on June 15, 2005 and ending on December 15, 2009 and accrues interest at LIBOR plus 3.50% per annum.

     The aggregate outstanding principal balance of the loan was $8,000 and $7,500 at December 31, 2005 and 2004, respectively.

     Each of the IFC Loan and the KfW Loan is guaranteed by UABL Limited, the parent of UABL Barges. Each loan is also secured by mortgages on existing and future barges and push boats belonging to the subsidiaries of UABL Limited and by a stock pledge of 100% of the stock of UABL Barges. Each loan requires that at all times, the vessels pledged as security have a fair market value of at least 175% of the then outstanding loan amount. The Company's obligations under these loans are secured by 221 barges and 2 pushboats with a book value of $42,597 at December 31, 2005.

     Each loan also contains certain restrictive covenants applicable to UABL Barges, including, among other customary covenants and restrictions: a minimum debt service coverage ratio not lower than 1.00; a limitation on the incurrence of additional debt; a limitation on making expenditures for assets; a prohibition on paying dividends or other distributions or repurchasing, redeeming or otherwise acquiring its stock without the consent of IFC or KfW, as applicable; a limitation on transactions with affiliates; a limitation on selling, leasing, transferring, pledging or disposing of its assets and a prohibition to enter into any derivative transaction other than any for which the IFC is the transaction counter party. Each loan also contains customary events of default. If an event of default occurs and is continuing, IFC or KfW, as applicable, may require that the entire amount of the applicable loan be immediately repaid in full.

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

     Neither UABL Barges nor UABL Limited, nor any subsidiaries of UABL Limited, is or will be a subsidiary guarantor of the 2014 Senior Notes. With IFC's and KfW's consent, approximately $16,000 of barges owned by certain subsidiaries of UABL Limited were pledged as collateral to secure the 2014 Senior Notes.

     During January 2006, UABL Paraguay S.A., a river subsidiary of the Company, rolled over its fuel supply contract for another year that could be considered as a "take or pay" contract. UABL Limited, the parent company of UABL Paraguay S.A. and our river subsidiary guaranteed the compliance with this contract and UABL S.A., a river subsidiary of the Company, mortgaged its push boat "San Jose V" to secure such contract. These facts resulted in the noncompliance with sections 16 (g) and (h) of the Guarantee Agreement by UABL Limited in favor of IFC and KfW. On February 18, 2004 (for the years 2003 and 2004) and on February 28, 2005 (for the years 2005 and
     2006), the IFC signed a waiver to sections 16 (g) and (h) of the Guarantee Agreement in order to allow: UABL Paraguay S.A. to enter into the "take or pay" fuel supply contract, UABL S.A. to mortgage its push boat "San Jose V" as a security for the fuel supply contract and UABL Limited to guarantee the compliance with this contract. On February 12, 2004, KfW signed a waiver to sections 16 (g) and (h) of the Guarantee Agreement for all the years.

     At December 31, 2005 the UABL Limited's consolidated debt service coverage ratio was 1.37.

     On December 19, 2005, the IFC agreed to waive the requirement of Section 15
     (i) of each of the guarantee agreement (that UABL Limited shall maintain a guarantor debt service coverage ratio, calculated on a consolidated basis, of not less than 1.5) provided that:

     (a) From June 15, 2005 until the date of the second disbursement under the UABL Paraguay loan agreement UABL Limited shall maintain a guarantor debt service coverage ratio, calculated on a consolidated basis, of not less than 1.35; and

     (b) From and after the date of the second disbursement under the UABL Paraguay loan agreement UABL Limited shall maintain a guarantor debt service coverage ratio, calculated on a consolidated basis, of not less than 1.5.

     On January 24, 2006 KfW waived compliance with the provision of Section (j) of the Guarantee Agreement, dated December 17, 2002, solely for the purpose of allowing UABL Limited to maintain a guarantor debt service coverage ratio of 1.25 up to and including March 31, 2006 and not less than 1.5, thereafter.

     On September 1, 2005 the IFC granted a waiver to UABL Limited and its subsidiaries for the purpose of allowing the companies to enter into derivative transactions with others parties than the IFC to hedge against fluctuations in fuel cost and for any not exceeding, individually or in the aggregate, the equivalent of 1 year fuel consumption. On September 11, 2005, KfW granted a waiver to this matter.

     Loan Agreement with IFC entered into by UABL Paraguay

     On March 27, 2003, UABL Paraguay, a subsidiary in the river business, entered into a loan agreement with the IFC in an aggregate principal amount of $10,000.

     This loan is divided into two tranches:

     - Tranche A, amounting to $5,000 payable in 8 semiannual installments of $625 each, beginning on June 15, 2006 and ending on December 15, 2009 which accrues interest at LIBOR plus 5.0% per annum, and

     - Tranche B, amounting to $5,000 payable in 8 semiannual installments of $625 each, beginning on June 15, 2006 and ending on December 15, 2009 which accrues interest at LIBOR plus 5.0% per annum.

     At December 31, 2005 UABL Paraguay received the first disbursement and the aggregate outstanding principal balance of the loan totaled $3,000.

     The Company must pay a fee of 0.50% per annum on the unused portion of the loan on a semiannual basis.

     This loan is guaranteed by UABL Limited, the parent company of UABL Paraguay, and UABL S.A., Sernova S.A. and UABL International S.A., all of these related companies of UABL Paraguay, and secured by a second ranking mortgage taken on existing barges and tugboats belonging to UABL Limited and its subsidiaries. UABL Paraguay's obligations under these loans are secured by 199 barges with a book value of $36,559 at December 31, 2005.

     The funds deriving from such loans shall be used to finance (a) the acquisition and refurbishing of barges, (b) the enlargement of existing barges to be used by UABL Paraguay and its related companies and the construction of new barges.

     UABL Paraguay has agreed to keep a debt service coverage ratio not less than 1 and a debt to equity ratio at not greater than 1.5 at all times.

     UABL Limited assumed the same guaranties and covenants for this loan afforded to the loan entered by UABL Barges with the IFC.

     Balances of financial debt at December 31, 2005 and 2004:


                                                                     Nominal value
                                                                ------------------------
                         Financial institution/     Due-year     Current    Noncurrent    Accrued      Total         Average
                                 other                                                   interest                      rate
                        ------------------------ --------------- ---------- -----------  ------------ ------------ ---------------

   Ultrapetrol Bahamas  Notes                         2014        $     -   $  180,000   $  1,620     $  181,620          9.00%
   UABL Barges          IFC                        Through 2011     2,143       10,715         51         12,909     Libor + 3.75%
   UABL Barges          IFC                        Through 2009     1,000        3,000         15          4,015     Libor + 3.50%
   UABL Barges          KfW                        Through 2009     2,000        6,000         31          8,031     Libor + 3.50%
   UABL Paraguay        IFC                        Through 2009       750        2,250          6          3,006     Libor + 5.00%
   UABL Paraguay        Citibank N.A.              Through 2010         -          988         -             988     Libor + 2.75%
   UABL Limited         Transamerica Leasing Inc.  Through 2006       706           -          -             706          8.00%
                                                                ----------- -----------  ------------- ----------
   December 31, 2005                                             $  6,599   $  202,953   $  1,723      $ 211,275
                                                                =========== ===========  ============= ==========

  December 31, 2004                                              $  8,337   $  209,430   $  1,771      $ 219,538
                                                                =========== ===========  ============= ==========


     Aggregate annual future payments due on the long-term debt:

             Year ending December 31:
       --------------------------------------

                       2006                         $      8,322
                       2007                                6,140
                       2008                                6,140
                       2009                                6,140
                       2010                                2,390
                    Thereafter                           182,143
                                             -----------------------
                                       Total        $    211,275
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

     Argentinian Customs Dispute

     Ultrapetrol S.A., one of the Company's subsidiaries, was involved in a customs dispute with the Customs Authority of Bahia Blanca in Argentina over the alleged unauthorized operation of the Princess Pia in Argentina during 2001. As a result, the Customs Authority of Bahia Blanca issued a resolution claiming the equivalent to $1,610 as import taxes and the equivalent to $1,610 as fines. In response to said resolution, on March 16, 2004, Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court arguing that it did not breach any applicable customs laws since the Princess Pia operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities. The Argentine Tax Court entered judgments in favor of the Company. This decision is final and binding upon the parties. Costs shall be borne by the fiscal authorities.

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

     On February 22, 2005, the Company was notified of the decision that grounds on which the tax assessment was based were ratified. In response to this decision, on February 28, 2005, the Company presented a specific request for clarification of the decision. The Company simultaneously presented a petition to the Secretary of the Brazilian Tax Authorities requesting the replacement of the confiscation penalty applied to the vessel by a penalty corresponding to 1% (one percent) of the value of the vessel. Both of the Company requests made on February 28, 2005 are still pending judgment.

     Based upon the facts and circumstances of the case, including the fact that the Vessel was operating under a specific written authorization officially granted by the Brazilian government and the existing regulations, the Company does not believe that the outcome of this matter should have an adverse impact on its financial position or results of operations. In case the Company is not successful on the merits, under applicable insurance coverage, it could request from the Vessel's P&I insurer an indemnity corresponding to the value of the Vessel.

     Paraguayan Customs Dispute

     On September 21, 2005 the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the "Paraguay Customs Authority"). We believe that this finding is erroneous and UABL has formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. We are awaiting the determination of the Paraguay Customs Authority in this matter. That determination, if adverse to UABL, is subject to court review upon application. We intend to vigorously contest any adverse determination in court. We have been advised by UABL's counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

     Fuel supply contract of UABL Paraguay

     In January 2006, UABL Paraguay, a river subsidiary of the Company, entered into a fuel supply contract. Under this contract, UABL Paraguay has contracted to purchase a minimum amount of fuel per month through the year 2006 and to make a minimum annual payment of approximately $18,000. The price for the cubic meter is equivalent to the price in the international market plus a margin.

     Other

     At December 31, 2005, we employed many land-based employees and seafarers as crew on our vessels. These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure you that these agreements will prevent labor interruptions. We do not believe any labor interruptions will disrupt our operations and harm our financial performance.

8.   INCOME TAXES

     The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

     a)   Bahamas

          The earnings from shipping operations were derived from sources outside Bahamas and such earnings were not subject to Bahamanian taxes.

     b)   Panama

          The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

     c)   Paraguay

          Our subsidiaries Parfina S.A., Oceanpar S.A., UABL Paraguay, Parabal S.A., Yataiti and Riverpar are subject to Paraguayan corporate income taxes.

     d)   Argentina

          Our subsidiaries Ultrapetrol S.A., UABL S.A. and Sernova S.A. are subject to Argentine corporate income taxes.

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

     e)   Chile

          Our subsidiary Corporacion de Navegacion Mundial S.A. (Cor.Na.Mu S.A.) is subject to Chilean corporate income taxes.

     f)   The United States of America

          Pursuant to Section 883 of the US tax code and the final regulations thereunder which became effective for calendar year taxpayers commencing January 1, 2005, a foreign corporation which meets the definition of a "Qualified Foreign Corporation", will be exempt from United States of America corporate income tax on its U.S. source shipping income which, as defined, means 50% of the income derived by a corporation from the international operation of a ship or ships and the performance of certain services directly related thereto that is attributable to the transport of cargo to or from U.S. ports.

          A corporation will be considered a Qualified Foreign Corporation if
          (i) its country of incorporation is a "Qualified Foreign Country" which, as defined, is a foreign country that exempts US corporations from income tax on the type(s) of shipping income (bareboat, time or voyage income) for which exemption is being claimed (the "Incorporation Test"), (ii) it meets the "Ultimate Owner Test", and
          (iii) it files a US Federal income tax return (Form 1120F) to claim the Section 883 exemption.

          A foreign corporation meets the Ultimate Owner Test if (a) more than 50% of the value of its stock is ultimately owned for more than half the days of the tax year by "Qualified Shareholders" which, as defined includes an individual who is a tax resident of a Qualified Foreign Country, an individual tax resident of a Qualified Foreign Country that is a beneficiary of a pension plan administered in or by such country or another Qualified Foreign Country, the government (or a political subdivision or local authority) of a Qualified Foreign Country and certain not-for-profit organizations organized in a Qualified Foreign Country.

          For the years ended December 31, 2004 and 2003, Princely and Ultracape (Holdings) Ltd. satisfied the Incorporation Test because they were incorporated in Panama and Bahamas, respectively, each of which has been recognized by the U.S. tax authorities as a Qualified Foreign Country as confirmed by Revenue Ruling 2001-48.

          For the tax year 2005, since neither Princely and Ultracape earned any U.S. source shipping income, each will file a U.S. tax return on IRS Form 1120F claiming exemption from tax on such basis.

     The provision for income taxes (which includes TOMPI) is comprised of:

                                 For the year ended December 31,
                               -----------------------------------
     Income tax expense            2005         2004        2003
                               ------------ ------------ ---------


         Current               $      178   $      570    $ 108
         Deferred                     608           72       77
                               ------------ ------------ ---------
                               $      786   $      642    $ 185
                               ============ ============ =========

     Ultrapetrol's pre-tax income for the three years ended December 31, 2005 was taxed in foreign jurisdictions (principally Argentina and Paraguay).

     Reconciliation of tax provision to taxes calculated based on the statutory tax rate is as follows:

                                                                              For the year ended December 31,
                                                                    ----------------------------------------------------
                                                                          2005            2004               2003
                                                                    ---------------- -----------------  -----------------

     Pre-tax income (loss)                                         $      25,151      $     6,921       $   (10,000)
     Sources not subject to income tax (tax exempt income)               (23,480)          (7,468)            5,271
                                                                   ----------------- ----------------  -----------------
                                                                           1,671             (547)           (4,729)
     Statutory tax rate                                                       35%              35%               35%
                                                                   ---------------- -----------------  -----------------
     Tax expense (benefit) at statutory tax rate                             585             (192)           (1,655)

     Decrease in valuation allowance                                         -                -                 (33)
     Rate differential                                                      (360)             -                   -
     Effects of foreign exchange changes related to Argentine
        subsidiary                                                           -               527              1,873
     Others                                                                  561             307                 -
                                                                   ---------------- -----------------  -----------------
     Income tax provision                                          $         786      $      642         $      185
                                                                   ================ =================  =================

     At December 31, 2005, Argentine subsidiaries had a consolidated credit related to TOMPI of $1,514 which expires $2 in 2009, $260 in 2010, $239 in 2011, $322 in 2012, $174 in 2013, $244 in 2014 and $273 in 2015.

     At December 31, 2005, Argentine subsidiaries had accumulated tax loss carryforwards ("NOLs") for a consolidated total of $317 that expire $46 in 2006, $189 in 2009 and $82 in 2010. The use of the NOLs will depend upon future taxable income in Argentina.

                                                            At December 31,
                                                     ---------------------------
                                                           2005        2004
                                                    -------------- -------------
     Deferred tax assets
          NOLs                                       $    110        $     886
          TOMPI credit                                  1,514            1,250
          Other, net                                      100              149
                                                     -------------- ------------
          Total deferred assets                      $  1,724        $   2,285
                                                     -------------- ------------
     Deferred tax liabilities
          Vessels and equipment                           826              793
          Dry dock                                        269              519
                                                     -------------- ------------
          Total deferred liabilities                 $  1,095        $   1,312
                                                     -------------- ------------
          Net deferred tax assets (liabilities)      $    629        $     973
                                                     ============== ============

9.   RELATED PARTY TRANSACTIONS

     At December 31, 2005 and 2004, the balances of receivables from related parties, were as follows:

                                                          At December 31,
                                                --------------------------------
                                                      2005               2004
                                                ------------------ -------------
     Current:

      -   Ravenscroft Shipping Inc.             $    2,574          $    2,533
      -   UP Offshore and its subsidiaries (1)      13,726                  76
      -   Puerto del Sur S.A.                        1,612                   -
      -   Maritima Sipsa S.A.                           16                 754
      -   Comintra                                       -                 250
      -   Oceanmarine                                    -                 204
      -   Other                                         16                 116
                                                 -----------------   -----------
                                                 $  17,944           $   3,933
                                                 =================   ===========

(1) This loan accrues interest at a nominal interest rate of 9.50% per year. The principal and the interest accrued have been repaid in full in February, 2006.

                                                        At December 31,
                                              ----------------------------------
                                                    2005               2004
                                              ------------------ ---------------
      Noncurrent:

      -   OTS S.A.                            $        -          $      260
      -   Puerto del Sur S.A. (1)                  1,995               2,280
                                              ------------------ ---------------
                                              $    1,995          $    2,540
                                              ================== ===============

     (1) This loan accrues interest at a nominal interest rate of 3% per year, payable annually. The principal will be repaid in 8 equal annual installments, beginning on June 30, 2006.

     At December 31, 2005 and 2004 the balances of current payables to related parties were as follows:

                                                        At December 31,
                                           -----------------------------------
                                                 2005                    2004
                                           --------------------  -------------

      -   Ravenscroft Shipping Inc.        $    2,008              $      587
      -   OTS S.A.                                  -                     146
      -   Other                                     -                      35
                                           --------------------  -------------
                                           $    2,008              $      768
                                           ====================  =============

      For the three years ended December 31, 2005, the revenues derived from related parties were as follows:

                                             2005          2004            2003
                                          --------------------------------------

      -   Maritima Sipsa S.A. (1)         $   1,976     $   2,467     $  1,953
      -   UABL and its subsidiaries (2)        -            2,737       10,284
                                          --------------------------------------
                                          $   1,976     $   5,204     $ 12,237
                                          ======================================

(1) Sale and repurchase of vessel Princess Marina:

          In March 2003 the Company entered into certain transactions to sell, and repurchase in March 2006, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina. The combined effect of the sale at $15,100, repurchase at $7,700 and a loan granted to Maritima Sipsa S.A. for $7,400 resulted in no cash flow on consolidated basis at the time of execution. The loan is repaid to the Company on a quarterly basis over a three-year period ending in June 2006, when the vessel will be delivered to the Company. The transaction was recognized in the Company's statements of operations as a lease, reflecting quarterly payments as charter revenues for $1,976, $2,467 and $1,953 in 2005, 2004 and 2003, respectively, while the vessel remains presented in the accompanying balance sheets as an asset.

(2) River barges and push boat leases:

          Through its subsidiaries, the Company entered into a lease agreement with UABL Limited and its subsidiaries for the rental by UABL Limited of certain river barges and push boats for a daily lease amount for each river barge or push boat. Since April 23, 2004 the date of UABL Limited acquisition our financial statements included the operations of UABL Limited on a consolidated bases. Therefore, these transactions have been eliminated in the consolidated financial statements. Prior to acquisition, the equity method was used.

      Management fees to related parties

      For the three years ended December 31, 2005, management fees expensed to these related parties for such services amounted to:

                                   2005          2004             2003
                               -----------   -------------   -------------

      Oceanmarine (1)          $     620     $        680    $     1,215
      Ravenscroft (2)              1,498              833          1,648
                               -----------   -------------   -------------
      Total                    $   2,118     $      1,513    $     2,863
                               ===========   =============   =============

(1) The Company through certain of its subsidiaries has contracted with Oceanmarine, a company of the same control group as Inversiones Los Avellanos S.A., for certain administrative services. This agreement stipulates a fee of $10 per month and per ocean going cargo vessel.

(2) Pursuant to the individual ship management agreement between Ravenscroft Ship Management Ltd., a Bahamas Corporation ("Ravenscroft Bahamas") a company of the same control group as Inversiones Los Avellanos S.A., and the Company's relevant vessel-owning subsidiaries, Ravenscroft Bahamas has agreed to provide certain ship management services for all of the Company's vessels. Ravenscroft Bahamas has subcontracted the provision of these services to Ravenscroft Shipping Inc., a Miami-based related party of the Company. This agreement stipulates a fee of $12.5 per month and per ocean going cargo vessel.

          Under these contracts, these related parties are to provide all services necessary for such companies to operate, including but not limited to crewing, insurance, accounting and other required services. Additionally, commissions and agency fees are paid to those related parties.

          In addition, the Company pays Ravenscroft a monthly technical ship management fee of (euro)20,000 (equivalent to $23.5 at December 31, 2005) per passenger vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company pays Ravenscroft for each passenger vessel (euro)25,000 (equivalent to $29.5 at December 31, 2005) administrative and operational fee per month for all operational functions as well as administering the subcontractors, concessions and credit card/collection system onboard.

      Brokerage commissions

      Ravenscroft from time to time acts as a broker in arranging charters for the Company's oceangoing vessels for which Ravenscroft charges a brokerage commissions of 1.25% on the freight, hire and demurrage of each such charter. Total commission expenses incurred by the Company under this arrangement amounted to $707, $694 and $429 respectively, for the three years ended December 31, 2005.

      Voyage expenses paid to related parties

      For the three years ended December 31, 2005, the voyage expenses paid to related parties were as follows:

                                    2005         2004           2003
                                 -----------  -----------   -------------

      Bareboat charter paid (1)  $  3,977     $      -         $      -
      Agency fees (2)                   6           21              100
      Ship management fees (3)          -        1,736            6,691
      Other                             -            -               42
                                 ---------- --------------- -------------
      Total                      $  3,983      $ 1,757         $  6,833
                                 ========== =============== =============

(1) Through our subsidiary, Corporacion Naviera Mundial S.A., the Company entered into a bareboat charter with UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore (Bahamas) Ltd. for the rental of the two PSVs named UP Safira and UP Esmeralda for a six-month period for a daily lease amount for each one.

(2) Pursuant to an agency agreement with Ultrapetrol S.A., I. Shipping Services S.A., a company of the same control group as Inversiones Los Avellanos S.A., has agreed to perform the duties of port agent for the Company in Argentina.

(3) Certain of our subsidiaries have had a ship management agreement with Lonehort S.A., a wholly owned subsidiary of UABL Limited, to provide operating and technical ship management services for the river barges and push boat rented by us to UABL Limited and its subsidiaries. Since April 23, 2004, the date of UABL Limited acquisition, our financial statements included the operations of Lonehort S.A., a wholly owned subsidiary of UABL Limited, on a consolidated basis. Therefore, these transactions have been eliminated in the consolidated financial statements. Prior to acquisition, the equity method was used.

      Financial advisory services

      Prior to the commencement of the offering of its 2014 Senior Notes, an affiliate of one of Ultrapetrol's shareholders provided advice to the initial purchaser on the terms and structure of the proposed offering for which it was paid a fee of $500 in 2004.

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

      The parties agreed that Ultrapetrol professional fees under this agreement shall be 2% of UP Offshore annual EBITDA as defined in the agreement. In 2005 the professional fee amounted $28. No fees were recognized in 2004 and 2003, because UP Offshore had no EBITDA.

      Acquisition of land for a liquids terminal in Mexico

      In October 2004 the Company through a subsidiary, purchased 99.99% of Parque Ecologico Industrial Altamira S.A. (PEISA) for $2,000 from a related party of its shareholder, LAIF. The only asset of PEISA is land for expansion of a liquids terminal in Mexico.

10.   BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

      Since 2004, the Company organizes its business and started to evaluate performance by its operating segments, Ocean, River, Offshore Supply and starting in 2005 the new Passenger Business. Prior to that date the Company operated with no segments. The accounting policies of the reportable segments are the same as those for the consolidated financial statements (Note 2). The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

      Ocean business: In our Ocean Business, we own and operate 5 oceangoing vessels and semi-integrated oceangoing tug barge units under the trade name Ultrapetrol. Our Suezmax and Aframax vessels transport dry and liquid bulk goods on major trade routes around the globe. Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

      River business: In our River Business, we own and operate several dry and tanker barges, and push boats. In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station. The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

      We operate our push boats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

      Offshore supply business: We operate our Offshore Supply Business, using PSVs of UP Offshore, in the spot market in the North Sea which are temporarily operated since July 2005 by our subsidiary Corporacion Naviera Mundial S.A. under six-month bareboat charters. PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

      Passenger business: We own and operate two vessels purchased in 2005. Operations were concentrated in the Mediterranean Sea.

      Ultrapetrol's vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

                                           For year ended December 31,
                               -------------------------------------------------
                                   2005              2004            2003
                               --------------   ------------- ------------
      Revenues (1)

      -   South America         $  55,455        $  39,871     $  23,739
      -   Europe                   59,245           30,356        21,349
      -   Asia                      9,989           21,647         5,188
      -   Central America             672            3,286        10,351
      -   North America                 -                -        14,606
                                -----------      ----------    -----------
                                $ 125,361        $  95,160     $  75,233
                                ===========      ==========    ===========

(1) Classified by country of domicile of charterers.

      Revenue by segment consists only of services provided to external customers, as reported in the consolidated statement of operations. Resources are allocated based on segment profit or loss from operations, before interest and taxes.

      Identifiable assets represent those assets used in the operations of each segment.

      The following schedule presents segment information about the Company's operations for the year ended December 31, 2005:

                                                 Ocean            River          Passenger       Offshore
                                                business         business        business     supply business        Total
                                               ----------------------------------------------------------------------------
      Revenues                                 $  49,874        $ 54,546         $ 14,409        $  6,532         $ 125,361

      Running and voyage expenses                 14,007          43,530            9,326           6,198            73,061
      Depreciation and amortization               13,063           7,166            1,104               -            21,333
      Gain on disposal of vessels                 21,867               -                -               -            21,867
      Segment operating profit                    39,289             366            3,415             183            43,253
      Segment assets                              97,717          22,594    1      27,625          29,811           277,747
      Investments in affiliates                        -           2,060                -          13,638            15,698
      Loss from investment in affiliates             179             306                -              12               497
      Additions to long-lived assets              10,678          12,678           28,105               -            51,461


      The following schedule presents segment information about the Company's operations for the year ended December 31, 2004:


                                                   Ocean       River         Offshore supply
                                                 business     business           business       Total
                                               ---------------------------------------------------------------

      Revenues                                  $  54,049     $   41,111         $       -     $  95,160
      Running and voyage expenses                  12,963         27,852                 -        40,815
      Depreciation and amortization                13,483          5,205                 -        18,688
      Segment operating profit (losses)            22,831          5,217              (614)       27,434
      Segment assets                              150,959        109,592            13,097       273,648
      Investments in affiliates                       145          2,365            13,097        15,607
      Income (loss) from investment in
        affiliates                                    262            153                (9)          406
      Additions to long-lived assets                4,044         23,877            32,013        59,934
      Contributions to affiliates                       -              -             1,542         1,542


      In 2005 revenues from one customer of Ultrapetrol ocean and river business represent approximately $31,000, or 25% of the Company's consolidated revenues, revenues from one customer of Ultrapetrol ocean business represent approximately $21,000, or 17% of the Company's consolidated revenues and the revenues for the only customer of the passenger business represent approximately $14,400, or 11% of the Company's consolidated revenues.

      In 2004 revenues from one customer of Ultrapetrol ocean and river business represent approximately $31,000, or 33% of the Company's consolidated revenues and revenues from one customer of Ultrapetrol ocean business represents approximately $17,000, or 18% of the Company's consolidated revenues.

      In 2003 revenues from three customers of the Company represent approximately $39,000, or 52% of the Company's consolidated revenues.

11.   SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

      Interest and income taxes paid for the three years ended December 31, 2005, were as follows:

                                         For year ended December 31,
                                  -----------------------------------------
                                      2005        2004           2003
                                  ------------ ------------- --------------

      Interest paid               $   17,932      $  18,346     $  14,983
      Income taxes paid           $      209      $     784     $     182

12.   TREASURY STOCK

      On October 12, 2000 the Company through a wholly owned subsidiary, Avemar Holdings (Bahamas) Limited ("Avemar"), purchased 537,144 shares of the Company previously owned by Societe Internationale D'Investissement S.A. (Bahamas) ("SII"). The nominal purchase price of said shares was $20,000, $8,000 of which was paid in 2000 and the balance of which was payable $6,400 in 2001, $4,400 in 2002 and $1,200 in 2003.

      At December 31, 2005 and 2004, the Company presents $20,332 in the "Treasury stock" account, $20,000 of which relates to the amount paid to SII and $332 relates to direct cost of acquisition.

13.   SUMMARIZED FINANCIAL INFORMATION OF UABL

      Summarized statements of operations of UABL Limited for the year ended December 31, 2003 for which such affiliate was accounted for by the equity method is presented below:

      Revenues                                                      $  60,260

      Operating expenses                                              (54,537)
                                                                    ------------
      Operating income                                                  5,723

      Other income (expense)                                           (1,359)
                                                                    ------------
      Income before tax on minimum presumed income and income tax       4,364

      Recovery of tax on minimum presumed income                          529
      Tax on minimum presumed income                                       (3)
      Income taxes                                                       (623)
                                                                    ------------
      Net income for the year                                       $   4,267
                                                                    ============

14.   SUPPLEMENTAL GUARANTOR INFORMATION

      On November 24, 2004, the Company issued $180 million 9% First Preferred Ship Mortgage Notes due 2014.

      The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by the majority of the Company-s subsidiaries directly involved in our Ocean and Passenger Business.

      The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York - Unites States of America. Each of the mortgaged vessels are registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the Subsidiary Guarantors are outside of the United States of America.

      Supplemental condensed combining financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure has been prepared on the same basis as described in note 2, and should be read in conjunction with the consolidated financial statements.


                                                  SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

                                                           AT DECEMBER 31, 2005


                                                   (stated in thousands of US dollars)


                                                               Combined         Combined                              Total
                                                               subsidiary       subsidiary     Consolidating       consolidated
                                               Parent         guarantors     non-guarantors     adjustments         amounts
                                           ------------      ------------   ---------------   ---------------    --------------
Current assets
Receivables from related parties           $    150,558      $      4,147      $     5,580       $   (142,341)     $     17,944
Other current assets                              3,207             11,200          17,945              -                32,352
                                          ---------------   --------------    --------------     --------------   ---------------
Total current assets                            153,765             15,347          23,525           (142,341)           50,296
                                          ---------------   --------------    --------------     --------------   ---------------

Noncurrent assets

essels and equipment, net                            -            128,589          54,696             (1,216)          182,069
Investment in affiliates                         68,150                  -          15,698            (68,150)           15,698
Other noncurrent assets                           6,260             14,128           9,296                  -            29,684
                                          ---------------   --------------    --------------     --------------   ---------------
Total noncurrent assets,                         74,410            142,717          79,690            (69,366)          227,451
                                          ---------------   --------------    --------------     --------------   ---------------
Total assets                               $    228,175      $     158,064    $    103,215       $   (211,707)     $    277,747
                                          ===============  ===============    ==============     ==============   ===============

Current liabilities
Payables to related parties                $      3,056      $     119,972    $     21,321       $   (142,341)     $      2,008
Current portion of long term financial
debt                                              1,620                  -           6,702                  -             8,322
Other current liabilities                            25              6,433           7,155                  -            13,613
                                          ---------------   --------------    --------------     --------------   ---------------
Total current liabilities                         4,701            126,405          35,178           (142,341)           23,943
                                          ---------------   --------------    --------------     --------------   ---------------

Noncurrent liabilities
Long-term notes                                 180,000                  -               -                  -           180,000
Financial debt, net of current portion                -                  -          22,953                  -            22,953
Other payables                                        -                  -               -                  -                 -
                                          ---------------   --------------    --------------     --------------   ---------------
Total noncurrent liabilities                    180,000                  -          22,953                  -           202,953
                                          ---------------   --------------    --------------     --------------   ---------------
Total liabilities                               184,701            126,405          58,131           (142,341)          226,896

Minority interests                                    -                  -               -              2,479             2,479

Minority interest subject to put right                -                  -               -              4,898             4,898

Shareholders' equity                       $     43,474      $      31,659    $     45,084       $    (76,743)     $     43,474
                                          ---------------   --------------    --------------     --------------   ---------------

 Total liabilities, minority interests
   and shareholders' equity                $    228,175      $     158,064    $    103,215       $   (211,707)     $    277,747
                                          ===============  ===============    ==============     ==============   ===============


                                    SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEETS

                                                 AT DECEMBER 31, 2004


                                                               Combined         Combined                              Total
                                                               subsidiary       subsidiary     Consolidating       consolidated
                                               Parent         guarantors     non-guarantors     adjustments         amounts
                                           ------------      ------------   ---------------   ---------------    --------------
C

Current assets
Receivables from related parties           $    101,870      $       3,332      $     2,862      $   (104,131)     $      3,933
Other current assets                                627             11,440           21,131                 -            33,198
                                          ---------------   --------------    --------------     --------------   ---------------
Total current assets                            102,497             14,772           23,993          (104,131)           37,131
                                          ---------------   --------------    --------------     --------------   ---------------

Noncurrent assets
Vessels and equipment, net                            -             95,353           65,182                 -            160,535
Investment in affiliates                         71,646                  -           15,607           (71,646)            15,607
Other noncurrent assets                          36,588             15,305            8,482                 -             60,375
                                          ---------------   --------------    --------------     --------------   ---------------
Total noncurrent assets                         108,234            110,658           89,271           (71,646)           236,517
                                          ---------------   --------------    --------------     --------------   ---------------

 Total assets                              $    210,731      $     125,430     $    113,264      $   (175,777)     $    273,648
                                          ===============  ===============    ==============     ==============   ===============

Current liabilities
Payables to related parties                $          -       $     97,184     $      7,715      $   (104,131)     $        768
Current portion of long term financial
debt                                              1,620                  -            8,488                 -            10,108
Other current liabilities                           201              4,854            7,759                 -            12,814
                                          ---------------   --------------    --------------     --------------   ---------------
Total current liabilities                         1,821            102,038           23,962          (104,131)           23,690
                                          ---------------   --------------    --------------     --------------   ---------------

Noncurrent liabilities
Long-term notes                                 180,000                  -                -                 -           180,000
Financial debt, net of current portion                -                  -           29,430                 -            29,430
Other payables                                        -                  -              399                 -               399
                                          ---------------   --------------    --------------     --------------   ---------------
Total noncurrent liabilities                    180,000                  -           29,829                 -           209,829
                                          ---------------   --------------    --------------     --------------   ---------------
Total liabilities                               181,821            102,038           53,791          (104,131)          233,519

Minority interest                                     -                  -                -             6,468             6,468

Minority interest subject to put right                -                  -                -             4,751             4,751

Shareholders' equity                       $     28,910      $      23,392     $     59,473      $    (82,865)     $     28,910
                                          ---------------   --------------    --------------     --------------   ---------------

 Total liabilities, minority interests
   and shareholders' equity                $    210,731      $    125,430     $     113,264      $   (175,777)     $    273,648
                                          ===============  ===============    ==============     ==============   ===============


                            SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF OPERATIONS

                                      FOR THE YEAR ENDED DECEMBER 31, 2005

                                       (stated in thousands of US dollars)



                                                           Combined          Combined                             Total
                                                           subsidiary        subsidiary     Consolidating      consolidated
                                            Parent         guarantors      non-guarantors    adjustments         amounts
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Revenues                                  $     -          $   73,243        $   58,869       $   (6,751)       $   125,361

Operating expenses                            (1,606)         (49,725)          (37,509)           6,732            (82,108)
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Operating profit (loss)                       (1,606)          23,518            21,360              (19)            43,253

Investment in affiliate                       15,768             -                 (497)         (15,768)              (497)
Other income (expenses)                          406          (14,842)           (3,169)               -            (17,605)
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Income (loss) before income tax and           14,568            8,676            17,694          (15,787)            25,151
  minority interest

Income taxes                                    -                (409)             (377)               -               (786)
Minority interest                               -                -                 -              (9,797)            (9,797)
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Net income (loss)                         $   14,568       $    8,267        $   17,317       $  (25,584)       $    14,568
                                       ================ ================= ================ ================= =================



                            SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF OPERATIONS

                                      FOR THE YEAR ENDED DECEMBER 31, 2004


                                                           Combined          Combined                             Total
                                                           subsidiary        subsidiary     Consolidating      consolidated
                                            Parent         guarantors      non-guarantors    adjustments         amounts
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Revenues                               $    -           $   61,856        $   54,121       $  (20,817)       $    95,160

Operating expenses                         (1,222)         (39,667)          (47,654)          20,817            (67,726)
                                    ---------------- ----------------- ---------------------------------- -----------------
Operating profit (loss)                    (1,222)          22,189             6,467                -             27,434

Investment in affiliate                    14,317                -               356          (14,267)               406
Other income (expenses)                    (7,956)          (9,236)           (1,752)          (1,975)           (20,919)
                                    ---------------- ----------------- ------------------ --------------- -----------------
Income before income tax and                5,139           12,953             5,071          (16,242)             6,921
  minority interests

Income taxes                                    -              265              (907)               -               (642)
Minority interest                               -                -                 -           (1,140)            (1,140)
                                    ---------------- ----------------- ------------------ --------------- -----------------
Net income (loss)                      $    5,139       $   13,218        $    4,164       $  (17,382)       $    5,139
                                    ================ ================= ================== =============== =================




                            SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF OPERATIONS

                                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                        (stated in thousands of US dollars)



                                                        Combined             Combined                             Total
                                                        subsidiary           subsidiary     Consolidating      consolidated
                                            Parent      guarantors         non-guarantors    adjustments         amounts
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Revenues                               $        -       $   67,523        $    7,710       $        -       $     75,233

Operating expenses                           (994)         (68,943)           (3,875)               -            (73,812)
                                    ---------------- ----------------- ------------------- -------------- -----------------
Operating profit (loss)                      (994)          (1,420)            3,835                -              1,421

Investment in affiliates                   (9,792)               -              (125)          13,057              3,140
Other income (expenses)                      (732)         (15,628)             (176)           1,975            (14,561)
                                    ---------------- ----------------- ------------------- -------------- -----------------
Income (loss) before income               (11,518)         (17,048)            3,534           15,032            (10,000)
   tax and minority interest

Income taxes                                    -             (185)                -                -               (185)
Minority interest                               -                -                 -           (1,333)            (1,333)
                                    ---------------- ----------------- ------------------- -------------- -----------------
Net income (loss)                      $  (11,518)      $  (17,233)       $    3,534       $   13,699       $    (11,518)
                                    ================ ================= =================== ============== =================



                                             SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

                                                      FOR THE YEAR ENDED DECEMBER 31, 2005


                                                        Combined             Combined                             Total
                                                        subsidiary           subsidiary     Consolidating      consolidated
                                            Parent      guarantors         non-guarantors    adjustments         amounts
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Net income (loss)                     $    14,568      $     8,267       $    17,317      $   (25,584)       $   14,568
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:                   (15,057)           7,919           (16,343)          25,584             2,103
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Net cash provided by (used in)               (489)          16,186               974             -               16,671
   operating activities

Intercompany sources                      (15,745)          (3,835)             (457)          20,037             -
Non-subsidiary sources                    (13,401)         (41,214)           27,890             -              (26,725)
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Net cash provided by (used in)            (29,146)         (45,049)           27,433           20,037           (26,725)
   investing activities

Intercompany sources                        3,056           25,994            (9,013)         (20,037)            -
Non-subsidiary sources                     29,386             -              (23,020)            -                6,366
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Net cash provided by (used in)             32,442           25,994           (32,033)         (20,037)            6,366
   financing activities
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Net increase (decrease) in cash and
   cash equivalents                   $     2,807      $    (2,869)      $    (3,626)     $         -        $   (3,688)
                                      ================ ================== ================ ================= =================



                                     SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

                                              FOR THE YEAR ENDED DECEMBER 31, 2004

                                               (stated in thousands of US dollars)


                                                           Combined          Combined                             Total
                                                           subsidiary        subsidiary     Consolidating      consolidated
                                            Parent         guarantors      non-guarantors    adjustments         amounts
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Net income (loss)                     $     5,139      $    13,218       $     4,164      $   (17,382)      $     5,139
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:                    (7,155)          10,333            (2,570)          17,382            17,990
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Net cash provided by (used in)             (2,016)          23,551             1,594                -            23,129
   operating activities
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Intercompany sources                      (18,115)           6,402             2,154            9,559                 -
Non-subsidiary sources                          -          (14,982)          (42,574)               -           (57,556)
                                       ---------------- ----------------- ---------------- ----------------- -----------------

Net cash provided by (used in)            (18,115)          (8,580)          (40,420)           9,559           (57,556)
   investing activities

Intercompany sources                       (8,556)           2,224            15,891           (9,559)                -
Non-subsidiary sources                     28,063          (14,750)           24,468                -            37,781
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Net cash provided by (used in)             19,507          (12,526)           40,359           (9,559)           37,781
   financing activities
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Net increase in cash and cash
   equivalents                        $      (624)     $     2,445       $     1,533      $         -       $     3,354
                                      ================ ================== ================ ================= =================



                                            SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

                                                      FOR THE YEAR ENDED DECEMBER 31, 2003


                                                           Combined          Combined                             Total
                                                           subsidiary        subsidiary     Consolidating      consolidated
                                            Parent         guarantors      non-guarantors    adjustments         amounts
                                       ---------------- ----------------- ---------------- ----------------- -----------------



Net income (loss)                     $  (11,518)        $  (17,233)        $    3,534      $     13,699      $   (11,518)
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:                   13,825             27,407              2,587           (13,699)          30,120
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Net cash provided by (used in)             2,307             10,174              6,121                 -           18,602
   operating activities

Net cash provided by (used in)
   investing activities                   14,384             (4,491)           (14,309)                -           (4,416)

Net cash provided by (used in)
   financing activities                  (16,644)            (3,299)             9,281                 -          (10,662)
                                       ---------------- ----------------- ---------------- ----------------- -----------------
Net increase (decrease) in cash and
   cash equivalents                   $       47         $    2,384        $     1,093      $          -      $     3,524
                                      ================ ================== ================ ================= =================


15.   SUBSEQUENT EVENTS (UNAUDITED)

      Recently, the Company commenced preparation for an initial public offering of its common shares to be registered in the United States of America. The shares held directly by our existing shareholders are expressly entitled to seven votes per share and all other holders of our common shares will be entitled to one vote per share. The special voting rights of the existing shareholders are not transferable. Following the completion of the initial public offering, our existing shareholders will continue to have a majority of the voting power of our common shares.

      On March 20, 2006 we purchased, for $11.5 million all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. (Ravenscroft) from two of our related companies Crosstrade Maritime Inc. and Crosstrees Maritime Inc. Ravenscroft and its affiliated entities manage the vessels in our Ocean Business, Offshore Supply Business, and Passenger Business. The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note payable upon the earlier of
      (i) the successful completion of the initial public offering or (ii) September 30, 2006. The promissory note is secured by a first-ranking pledge over the shares purchased. We have the option to cause Crosstrade Maritime Inc. and Crosstrees Maritime Inc. to repurchase all, but not less than all, of the Ravenscroft shares purchased for the original consideration. The put option shall commence on the first day after the closing of the acquisition and shall terminate upon the earlier of (i) the successful completion of the initial public offering or (ii) September 30, 2006.

      Separately, on March 21, 2006, we purchased for $48 million, an additional 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd. (UP Offshore), from LAIF XI Ltd. (LAIF), an affiliate of Solimar Holdings Ltd, one of our shareholders. Following the acquisition of the shares of UP Offshore from LAIF, we hold 94.45% of the issued and outstanding shares of UP Offshore. The purchase price was paid in the form of a non-interest bearing promissory note payable upon the earlier of (i) the successful completion of the initial public offering of the Company or
      (ii) September 30, 2006. The promissory note is secured by a first-ranking pledge over the shares purchased. We have the option to cause LAIF to repurchase from us all, but not less than all, of the UP Offshore shares purchased for the original consideration. The put option shall commence on the first day after the closing of the transaction and shall terminate upon the earlier of (i) the successful completion of the initial public offering of the Company or (ii) September 30, 2006.

      The purchase price allocation for these two acquisitions has not yet been completed, but the purchase price in each transaction is expected to be in excess of the carrying value of the net assets acquired.

      Also, in March 2006 we hired the administrative personnel and purchased the administrative related assets of Oceanmarine.

      We have reached an understanding with the IFC, to purchase from the IFC the 7.14% of our subsidiary UP River (Holdings) Ltd., which we do not own for the price of $6 million. As part of this understanding the IFC will waive its option to convert its interest in UP River (Holdings) Ltd. to our shares and its right to participate in the initial public offering of the Company. This understanding is subject to the successful completion of the offering and the purchase price will be paid from proceeds of the offering.

      On March 20, 2006 two of our shareholders, Inversiones Los Avellanos S.A. and Avemar Holdings (Bahamas) Ltd. (Avemar) (our wholly owned subsidiary), subject to the successful completion of this offering, cancelled their agreement pursuant to which Avemar had previously granted Inversiones Los Avellanos S.A. an irrevocable proxy to vote our shares owned by Avemar. As a consequence, Solimar Holding Ltd. will own 63.36% of our shares and the remaining 36.64% will be owned directly and indirectly by Inversiones Los Avellanos S.A. This agreement to cancel the shares owned by Avemar is subject to the succesful completion of the offering.

      On March 20, 2006, we exercised our option to repurchase, from Inversiones Los Avellanos S.A., 25,212 shares of our common stock for a total price of $894,999 and the $894,999 Note issued in connection with the option was cancelled.

ITEM 19 - EXHIBITS



EXHIBIT INDEX

Exhibit Number                    Description

 1.1    Articles of Incorporation and By-laws of Ultrapetrol (Bahamas) Limited.*

 1.2 Articles of Incorporation (English translation) and By-laws of Baldwin Maritime Inc.*

 1.3 Articles of Incorporation (English translation) and By-laws of Bayham Investments S.A.*

1.4 Articles of Incorporation (English translation) and By-laws of Cavalier Shipping Inc.*

 1.5    Bylaws (English translation) of Corporacion De Navegacion Mundial S.A.*

 1.6 Articles of Incorporation (English translation) and By-laws of Danube Maritime Inc.*

 1.7    Articles of Incorporation and By-laws of General Ventures Inc.*

 1.8 Articles of Incorporation (English translation) and By-laws of Imperial Maritime Ltd. (Bahamas) Inc.*

 1.9 Articles of Incorporation (English translation) and By-laws of Kattegat Shipping Inc.*

1.10 Memorandum of Association and Articles of Association of Kingly Shipping Ltd.*

1.11 Memorandum of Association and Articles of Association of Majestic Maritime Ltd.*

1.12    Articles of Incorporation and Bylaws of Massena Port S.A.
        (English translation)*

1.13 Memorandum of Association and Articles of Association of Monarch Shipping Ltd.*

1.14    Memorandum of Association and Articles of Association of Noble
        Shipping Ltd.*

1.15 Articles of Incorporation (English translation) and Bylaws (English translation) of Oceanpar S.A.*

1.16 Articles of Incorporation (English translation) and By-laws of Oceanview Maritime Inc.*

1.17    Articles of Incorporation and Bylaws of Parfina S.A.
        (English translation)*

1.18 Articles of Incorporation (English translation) and By-laws of Parkwood Commercial Corp.*

1.19 Articles of Incorporation (English translation) and By-laws of Princely International Finance Corp.*

1.20 Memorandum of Association (English translation) and Articles of Association of Regal International Investments S.A.*

1.21 Articles of Incorporation (English translation) and By-laws of Riverview Commercial Corp.*

1.22 Memorandum of Association and Articles of Association of Sovereign Maritime Ltd.*

1.23 Articles of Incorporation (English translation) and By-laws of Stanmore Shipping Inc.*

1.24 Articles of Incorporation (English translation) and By-laws of Tipton Marine Inc.*

1.25 Articles of Incorporation (English translation) and By-laws of Ultrapetrol International S.A.*

1.26    Articles of Incorporation and Bylaws of Ultrapetrol S.A.
        (English translation)*

1.27 Memorandum of Association and Articles of Association of UP Offshore (Holdings) Ltd.*

 2.1    Form of Global Exchange Notes (attached as Exhibit A to Exhibit 4.3).*

 2.2    Registration Rights Agreement dated November 10, 2004.*

 2.3    Indenture dated November 24, 2004.*

 2.4    Form of Subsidiary Guarantee (attached as Exhibit F to Exhibit 10.4).*

 4.1 Stock Purchase Agreement dated March 21, 2006 by and between Ultrapetrol (Bahamas) Limited and LAIF XI, LTD**

 4.2 Stock Purchase Agreement dated March 20, 2006 by and among Ultrapetrol (Bahamas) Limited, Crosstrade Maritime Inc, and Crosstrees
        Maritime Inc.**

  7     Statement of Ratio of Earning to Fixed Charges

12.1    Section 302 Certification of Chief Executive Officer

12.2    Section 302 Certification of Chief Financial Officer

13.1    Section 906 Certification of Chief Executive Officer

13.2    Section 906 Certification of Chief Financial Officer

----------
* Incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol (Bahamas) Limited filed March 4, 2005 (Reg. No. 333-8878).

** Incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856).


SIGNATURE


     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on April [ ]. 2006.

ULTRAPETROL (BAHAMAS) LIMITED


/s/ Felipe Menendez Ross
-------------------------
Felipe Menendez Ross
President