Form 20-F/A
period 2005-12-31
ULTRAPETROL BAHAMAS LTD
filed 2006-05-02
CIK 1062781

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

D. EMPLOYEES

     As of December 31, 2005, we employed approximately 480 employees, consisting of 110 land-based employees and approximately 370 seafarers as crew on our vessels, of which 142 were in our River Business, 29 were in our Offshore Supply Business, 128 were in our Ocean Business, and 71 were in our Passenger Business. These employees were employed through various manning agents depending on the nationality as listed below:


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

** Incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856).


SIGNATURE


     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on May 1, 2006.

ULTRAPETROL (BAHAMAS) LIMITED


/s/ Felipe Menendez Ross
-------------------------
Felipe Menendez Ross
President