Form 20-F
period 2006-12-31
ULTRAPETROL BAHAMAS LTD
filed 2007-03-22
CIK 1062781

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
(Mark One)
[_]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2006

                                       OR

[_]               TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
               For the transition period from          to
                        Commission file number 333-08878

                                       OR

[_]           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
             Date of event requiring this shell company report: N/A

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Common Shares, $0.01 par value

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 9% First Preferred Ship Mortgage Notes due 2014

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, $0.01 par value                     28,346,952 Shares Outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 Yes  [_]        No  [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 Yes  [X]        No  [_]

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

Large accelerated filer [_]  Accelerated filer  [X]   Non-accelerated filer [X]

Indicate by check mark which financial statement item the Registrant has elected to follow.

                                 Item 17 [_]    Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes  [_]        No  [X]

                                INDEX TO REPORT ON FORM 20-F

Part I

   Item 1.  Identity of Directors, Senior Management and Advisors............ 1

   Item 2.  Offer Statistics and Expected Timetable.......................... 1

   Item 3.  Key Information.................................................. 1

   Item 4.  Information on the Company.......................................20

   Item 5.  Operating and Financial Review and Prospects.....................48

   Item 6.  Directors, Senior Management and Employees.......................70

   Item 7.  Major Shareholders and Related Party Transactions................72

   Item 8.  Financial Information............................................76

   Item 9.  The Offer and Listing............................................76

   Item 10.   Additional Information.........................................76

   Item 11.   Quantitative and Qualitative Disclosures about Market Risk.....80

   Item 12.   Description of Securities Other than Equity Securities.........80

Part II
   Item 13.   Defaults, Dividend Arrearages and Delinquencies................80

   Item 14.     Material Modifications to the Rights of
   Security Holders and Use of Proceeds......................................80

   Item 15.   Controls and Procedures........................................80

   Item 16A.  Audit Committee Financial Expert...............................81

   Item 16B.  Code of Ethics.................................................81

   Item 16C.  Principal Accountant Fees and Services.........................81

   Item 16D.  Exemption From Listing Standards for Audit Committees..........82

   Item 16E.  Purchases of Equity Securities by the Issuer and
              Affiliated Persons.............................................82

Part III
    Item 17.   Financial Statements...........................................82

    Item 18.   Financial Statements...........................................82

    Item 19.   Exhibits......................................................A-1

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties that are described more fully in this report in the section titled "Risk Factors" in Item 3.D of this report. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

     o    future operating or financial results;

     o pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

     o general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand;

     o    our ability to obtain additional financing;

     o our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

     o our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

     o    our dependence upon the abilities and efforts of our management team;

     o changes in governmental rules and regulations or actions taken by regulatory authorities;

     o adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

     o the highly competitive nature of the oceangoing transportation industry;

     o    the loss of one or more key customers;

     o    fluctuations in foreign exchange rates and devaluations of currencies;

     o    potential liability from future litigation; and

     o other factors discussed in the section titled "Risk Factors" in Item 3.D of this report.

                                     PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3 - KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited (the "Company") is for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and has been derived from the Company's Financial Statements.

                                                                            Year Ended December 31,
                                                 ----------------------------------------------------------------------------
                                                     2002            2003           2004(1)          2005            2006(2)
                                                 ------------    ------------    ------------    ------------    ------------

                                                                     (Dollars in thousands)
Statement of Income Data:
Revenues: ....................................   $     73,124    $     75,233    $     95,160    $    125,361    $    173,466
  Operating expenses(3) ......................        (37,582)        (41,303)        (40,815)        (73,061)        (97,610)
  Depreciation and amortization ..............        (24,807)        (22,567)        (18,688)        (21,333)        (28,340)
  Management fees to related parties(4) ......         (3,176)         (2,863)         (1,513)         (2,118)           (511)
  Administrative and commercial expenses .....         (3,642)         (4,955)         (7,494)         (7,617)        (13,905)
  Other operating income (expenses)(5) .......          1,741          (2,124)            784          22,021            (198)
  Loss on involuntary conversion of Argentine
   receivable(6) .............................         (2,704)             --              --              --              --
                                                 ------------    ------------    ------------    ------------    ------------
  Operating profit ...........................          2,954           1,421          27,434          43,253          32,902
  Financial expense ..........................        (16,763)        (16,207)        (16,134)        (19,141)        (19,025)
  Financial gain (loss) on extinguishment of
  debt(7) ....................................             --           1,782          (5,078)             --          (1,411)
  Financial income ...........................            326             201             119           1,152             733
  Investment in affiliates(8) ................            (45)          3,140             406            (497)            588
  Other income (expenses) ....................            (43)           (337)            174             384             859
                                                 ------------    ------------    ------------    ------------    ------------
  Income (loss) before income tax and minority
   interest ..................................        (13,571)        (10,000)          6,921          25,151          14,646
  Income taxes ...............................           (150)           (185)           (642)           (786)         (2,201)
  Minority interest(9) .......................           (132)         (1,333)         (1,140)         (9,797)         (1,919)
                                                 ------------    ------------    ------------    ------------    ------------
  Net income (loss) ..........................   $    (13,853)   $    (11,518)   $      5,139    $     14,568    $     10,526
                                                 ============    ============    ============    ============    ============

Basic net (loss) income per share ............          (0.89)   $      (0.74)   $       0.33    $       0.94    $       0.59
                                                 ============    ============    ============    ============    ============
Diluted net (loss) income per share ..........   $      (0.89)   $      (0.74)   $       0.33    $       0.94    $       0.58
                                                 ============    ============    ============    ============    ============
Basic weighted average number of shares ......     15,500,000      15,500,000      15,500,000      15,500,000      17,965,753
                                                 ============    ============    ============    ============    ============
Diluted weighted average number of shares ....     15,500,000      15,500,000      15,500,000      15,500,000      18,079,091
                                                 ============    ============    ============    ============    ============

Balance Sheet Data (end of period):
  Cash and cash equivalents ..................   $      4,724    $      8,248    $     11,602    $      7,914    $     20,648
  Current restricted cash ....................          1,662           1,155           2,975           3,638              --
  Working capital(10) ........................         21,013          15,416          13,441          26,723          31,999
  Vessels and equipment, net .................        134,797         120,803         160,535         182,069         333,191
  Total assets ...............................        213,546         208,161         273,648         278,282         426,379
  Total debt .................................        168,994         155,814         220,413         211,275         220,685
  Shareholders' equity .......................         35,089          23,793          28,910          43,474         179,429

  EBITDA(11)(12) .............................   $     27,867    $     25,659    $     45,681    $     55,828    $     62,417

     (1)  In a series of related transactions, on April 23, 2004, through two wholly owned subsidiaries, we acquired from American Commercial Barge Lines Ltd., or ACBL, the remaining 50% equity interest in UABL Limited, or
          UABL, that we did not previously own, along with a fleet of 50 river barges and seven river pushboats. The results of UABL's operations have been included in our consolidated financial statements since that date.

     (2)  On March 21, 2006, we acquired an additional 66.67% of UP Offshore, which is the holding company for our
          Offshore Supply Business, raising our ownership to 94.45%. The results of UP Offshore's operations have been included in our consolidated financial statements since that date.

     (3)  Operating expenses are voyage expenses and running costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums and lubricants and certain drydocking costs.

     (4)  Management fees to related parties included payments to our related companies Ravenscroft Shipping (Bahamas)
          S.A., or Ravenscroft, and Oceanmarine S.A., or Oceanmarine, for ship management and administration services that they provide to us. We purchased the business of Ravenscroft and hired the administrative personnel and purchased the administrative related assets of Oceanmarine on March 21, 2006; accordingly, ship management and administration costs appear as in-house expenses in our results from that date.

     (5)  Other operating income in 2005 includes approximately $21.8 million gain from the sale of our Capesize bulk carrier, the Cape Pampas. This vessel was owned directly by Ultracape (Holdings) Ltd., or Ultracape, a company of which we owned 60%. Accordingly, the gain on sale attributable to the remaining 40% that we did not own is deducted from income as minority interest.

     (6)  This relates to a loss resulting from the involuntary conversion of certain receivables from U.S. dollars to
          Argentine pesos. This conversion was the result of legislation passed by the Argentine government in January
          2002. Under this legislation, U.S. dollar obligations between private parties due after January 6, 2002 were to be liquidated in Argentine pesos at a negotiated rate of exchange which reflects a sharing of the impact of the devaluation. Our settlement in Argentine pesos of the U.S. dollar denominated agreements was completed in
          2002 and resulted in a loss of $2.7 million.

     (7)  During 2003, we repurchased $6.7 million principal amount of our 10 1/2 First Preferred Ship Mortgage Notes due 2008, or the Prior Notes, for a price of $4.8 million and realized a gain of $1.8.million.  During 2004, we repurchased $5.7 million principal amount of our Prior Notes for a price of $4.3 million and realized a gain of $1.3 million, and we incurred $6.4 million in expenses in relation to our tender offer and repurchase of our Prior Notes. During 2006, there was an early redemption of our indebtedness in our River Business and we incurred a loss of $1.4 million related to the unamortized balance of issuance costs.

     (8)  Prior to April 2004, we owned 50% of UABL through a joint venture with ACBL and, accordingly, we accounted for it using the equity method. Also, prior to March 2006, we owned 27.78% of UP Offshore (Bahamas) Ltd. and, accordingly, we accounted for it using the equity method.

     (9)  We own 60% of Ultracape, which owned the Capesize bulk carrier Cape Pampas prior to its sale in May 2005, and accordingly we recognized minority interest for the 40% we did not own. Figures in 2003 and 2004 principally represent 40% of the income earned by Ultracape, from operation of the Cape Pampas. The figure in 2005 represents 40% of the income from operations of the Cape Pampas as well as 40% of the gain on the sale of the vessel in May 2005. Minority interest in 2006 includes a loss of $0.9 million incurred through redemption of the preferred shares issued by our subsidiary UP Offshore owned by IFC, which was part of the use of proceeds from our IPO.

     (10) Current assets less current liabilities.

     (11) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness. We also use EBITDA to assess the performance of our business units. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gain and losses associated with extinguishment of debt including preferred shares issued for our subsidiaries, are a direct financing item that affects our results, and as such we exclude these items in our calculation of EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management's discretionary use.

The following table reconciles our EBITDA to our net income:

                                                                        Year ended December 31,
                                                                        -----------------------

                                                            2002        2003        2004        2005          2006
                                                            ----        ----        ----        ----          ----
                                                                         (Dollars in thousands)
Net income (loss)                                       $(13,853)   $(11,518)     $5,139     $14,568       $10,526
    Plus


    Financial expense                                     16,763      16,207      16,134      19,141        19,025
    Financial gain on extinguishment of debts                 --      (1,782)     (1,344)         --            --
    Financial losses on extinguishment of debts               --          --       6,422          --         1,411(a)
    Income taxes                                             150         185         642         786         2,201
    Depreciation and amortization
                                                          24,807      22,567      18,688      21,333        28,340
    Premium paid for redemption of preferred shares(b)        --          --          --          --           914
                                                        -------------------------------------------------------------
    EBITDA                                               $27,867     $25,659     $45,681     $55,828(c)    $62,417
                                                        =============================================================

     (a)  Corresponds to the loss incurred in the fourth quarter of 2006 through the early repayment of the loans granted by IFC to UABL, which was part of the use of proceeds from our IPO.

     (b)  See note 9 above.

     (c)  EBITDA for 2005 includes $13.1 million, net of minority interest from the gain on the sale of Cape Pampas in May 2005. See Management Discussion and analysis of financial condition and results of operations-Developments in 2005.

     (12) The following table reconciles our EBITDA to our operating profit for each of our business segments:

                                                              Year Ended December 31, 2006
                                                              ----------------------------

                                                                 (Dollars in thousands)

                                                          Offshore
                                             River         Supply        Ocean       Passenger
                                            Business      Business      Business      Business      Total
                                           ----------    ----------    ----------    ----------   ----------
Segment operating profit ...............   $   10,755    $   11,480    $    5,566    $    5,101   $   32,902
Depreciation and amortization ..........        8,136         2,340        14,238         3,626       28,340
Minority interest ......................         (285)       (1,409)         (225)           --       (1,919)
(Loss) Income from investment in
  affiliates ...........................         (124)          328           384            --          588
Other, net (a) .........................           --           167           792            --         -859
Premium paid for redemption of preferred
shares(b) ..............................           --           914            --            --          914
Segment EBITDA .........................   $   18,482    $   13,720    $   20,755    $    8,727   $   61,684
Items not included in segment EBITDA
Financial income ..............................................................................          733
Consolidated EBITDA (c) .......................................................................   $   62,417

     (a)  Individually not significant.

     (b)  Represents a loss of $0.9 million incurred through redemption of the preferred shares issued by our subsidiary UP Offshore owned by IFC which was part of the use of proceeds of our IPO.

     (c)  The reconciliation of our consolidated EBITDA to our net income is set forth in note 11 above.

                                                              Year Ended December 31, 2005
                                                              ----------------------------

                                                                 (Dollars in thousands)

                                                   Offshore
                                         River      Supply      Ocean         Passenger
                                       Business    Business    Business       Business    Total
                                       --------    --------    --------       --------   --------
Segment operating profit ...........   $    366    $    183    $ 39,289(a)    $  3,415   $ 43,253
Depreciation and amortization ......      7,166          --      13,063          1,104     21,333
Minority interest ..................       (386)         --      (9,411)(a)         --     (9,797)
(Loss) Income from investment in
  affiliates .......................       (306)        (12)       (179)            --       (497)
Other, net (b) .....................         --          --         384             --        384
Segment EBITDA .....................   $  6,840    $    171    $ 43,146       $  4,519   $ 54,676
                                       --------    --------    --------       --------
Items not included in segment EBITDA
Financial income .....................................................................   $  1,152
Consolidated EBITDA (c) ..............................................................   $ 55,828
                                                                                         --------

     (a)  For our Ocean Business, segment operating profit includes a $21.8 million gain on the sale of the Cape
          Pampas, and minority interest includes a deduction of $8.7 million related to that sale as well as the operating income from the vessel prior to its sale. See notes 5 and 9 above.

     (b)  Individually not significant.

     (c)  The reconciliation of our consolidated EBITDA to our net income is set forth in note 11 above.

B.   CAPITALIZATION AND INDEBTEDNESS

     Not Applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not Applicable.

D.   RISK FACTORS

     Please note: In this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

Risks Relating to Our Industry

The oceangoing cargo transportation industry is cyclical and volatile, and this may lead to volatility in, and reductions of, our charter rates and volatility in our results of operations.

     The oceangoing cargo transportation industry is both cyclical and volatile, with frequent and large fluctuations in charter rates. The charter rates earned by the vessels in our Ocean Business will depend in part upon the state of the vessel market at the time we seek to charter them. We cannot control the forces affecting the supply and demand for these vessels or for the goods that they carry or predict the state of the vessel market on any future date. If the vessel market is in a period of weakness when our vessels' charters expire, we may be forced to re-charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.

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

     o changes in environmental and other regulations that may limit the useful life of vessels; and

     o    port or canal congestion.

Our River Business can be affected by factors beyond our control, particularly adverse weather conditions that can affect production of the goods we transport and navigability of the river system on which we navigate.

     We derive a significant portion of our River Business revenue from transporting soybeans and other agricultural products produced in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for our services. In 2005, our results of operations and financial condition were negatively impacted due to the decline in soybean production associated with that year's drought. Drought conditions also affected the size of the Paraguayan soybean crop in 2006. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

     The rates we charge and the quantity of freight we transport in our River Business can also be affected by:

     o    demand for the goods we ship on our barges;

     o adverse river conditions, such as flooding or lock outages, that slow or stop river traffic;

     o any accidents or operational disruptions to ports, terminals or bridges along the rivers on which we operate;

     o changes in the quantity of barges available for river transport through the entrance of new competitors or expansion of operations by existing competitors;

     o the availability of transfer stations and cargo terminals for loading of cargo on and off barges; and

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

     The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors. A prolonged, material downturn in oil and natural gas prices is likely to cause a substantial decline in expenditures for exploration, development and production activity, which would likely result in a corresponding decline in the demand for PSVs and thus decrease the utilization and charter rates of our PSVs. Such decreases could have an adverse effect on our financial condition and results of operations. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies may not result in increased demand for our PSVs. The factors affecting the supply and demand for PSVs are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. If the PSV market is in a period of weakness when our vessels' charters expire, we may be forced to re-charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.

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

     Our vessels and their cargos are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, structural failures, human error, war, terrorism, piracy and other circumstances or events. All of these hazards can also result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates or loss of insurance cover, damage to our customer relationships that could limit our ability to successfully compete for charters, delay or rerouting, each of which could adversely affect our business. Further, if one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could adversely affect our business.

     If our vessels suffer damage, they may need to be repaired. The costs of repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at repair facilities is sometimes limited and not all repair facilities are conveniently located. We may be unable to find space at a suitable repair facility or we may be forced to travel to a repair facility that is not conveniently located near our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities would decrease our earnings.

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

     MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Our new acquisition, Alejandrina, as well as our Aframax vessel, Princess Marina, and two of our Suezmax vessels, Princess Nadia and Princess Susana, are fully certified by class as double hull vessels. Our Princess Katherine currently does not meet the configuration criteria and will require modifications to comply with these criteria before the end of 2010. These modifications will not involve major steel work. Our vessel Miranda I does not currently comply with the double hull requirement unless she limits her loading to center tanks only. However, we expect to retrofit her to full double hull compliance during the second quarter of 2007. Our vessel Amadeo is currently being retrofitted to double hull at a shipyard in Romania and we expect to have her fully certified in the second quarter of 2007. Our oceangoing barge Alianza G3, although of double hull construction, does not meet the minimum height criteria in double bottoms required by Rule 13 and, therefore, currently has a phase out date of December 2008. However, we are in the process of applying for an exemption, which if granted, will permit this unit to operate in her present state until the end of her useful life.

     In the United States, OPA provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters. The IMO has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct. The IMO and the European Union, or EU, also have adopted separate phase-out schedules applicable to non-double hull tankers operating in international and EU waters. These regulatory programs may require us to introduce modifications or changes to tank configuration to meet the EU double hull standards for our vessels or otherwise remove them from operation.

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

Name                      Phase-out date*         Last TVEL/COC issuance date**
----                      ---------------         -----------------------------
Princess Katherine..............N/A.............          March 26, 2003
Princess Nadia.............January.2014.........         August 26, 2001
Princess Susana............November.2014........        February 18, 2003
Princess Marina.............March.2014..........         August 29, 2002
------------
* As per the last Tank Vessel Examination Letter, or TVEL/Certificate of Compliance, or COC.
** The USCG inspects vessels upon entry to U.S. ports and determines when such vessels will be phased out under OPA, the dates of which are recorded in the TVEL or the COC. On April 30, 2001, the USCG replaced the TVEL with a newly generated document, the COC. The USCG, issues the COC for each tanker if and when the vessel calls on a U.S. port and the COC is valid for a period of two years, with mid-period examination. All above TVEL are therefore expired and these vessels must be re-inspected upon their next entry into a U.S. port.

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

     We employ our vessels in highly competitive markets. The oceangoing market is international in scope and we compete with many different companies, including other vessel owners and major oil companies, such as Transpetro, a subsidiary of Petrobras. In our Offshore Supply Business, we compete with companies that operate PSVs, such as Maersk, Seacor and Tidewater. Some of these competitors are significantly larger than we are and have significantly greater resources than we do. This may enable these competitors to offer their customers lower prices, higher quality service and greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers. Further, some of these competitors, such as Transpetro, are affiliated with or owned by the governments of certain countries, and may receive government aid or legally imposed preferences or other assistance, that are unavailable to us.

Our OBOs are less desired by certain charterers in the tanker market.

     OBOs are versatile because they can transport both petroleum products and dry bulk cargos. Unlike the more traditional type of tanker, an OBO has fewer tanks, but each tank is generally larger. Prior to the advent of computerized loading systems, the possibility of cargo shifting that could result in a vessel becoming unstable, required the use of extra caution when loading an OBO. While this issue, like other concerns originally linked to OBOs, has been solved with new technology, OBOs are still less desired by certain charterers who prefer to use the more traditional form of tanker to transport oil and other petroleum products. To the extent any charterers elect not to use our OBOs and instead use standard tankers, this could have a negative impact on our business and financial results.

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

     Future changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Compliance with safety and other vessel requirements imposed by classification societies or flag states may be very costly and may adversely affect our business.

     The hull and machinery of our offshore supply fleet, ocean fleet, passenger fleet and parts of our river fleet are classed by a classification society. The classification society certifies that a vessel is in class, and may also issue the vessel's safety certification in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our classed vessels are currently enrolled with classification societies that are members of the International Association of Classification Societies.

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

     Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting the vessel or, under the "sister ship" theory of liability followed in some jurisdictions, arrest the vessel that is subject to the claimant's maritime lien or any other vessel owned or controlled by the same owner. In addition, a government could seize ownership of one of our vessels or take control of a vessel and effectively become her charterer at charter rates dictated by the government. Generally, such requisitions occur during a period of war or emergency. The maritime arrest, government requisition or any other seizure of one or more of our vessels could interrupt our operations, reducing related revenue and earnings, and may require us to pay very large sums of money to have the arrest lifted.

The impact of terrorism and international conflict on the global or regional economy could lead to reduced demand for our services, which would adversely affect our revenues and earnings.

     Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world markets and may affect our business, results of operations and financial condition. The conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further instability in the global markets. In addition, future terrorist attacks could result in an economic recession affecting the United States or the entire world. The effects of terrorism on financial markets could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

     Terrorist attacks have, in the past, targeted shipping interests, including ports or vessels. For example in October 2002, there was a terrorist attack on the VLCC Limburg, a vessel not related to us. Any future attack in the markets we serve may negatively affect our operations or demand for our services, and such attacks may also directly impact our vessels or our customers. Further, insurance may not cover our loss or liability for terrorist attacks on our vessels, cargo or passengers either fully or at all. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Demand for cruises in our Passenger Business may be affected by many factors that are outside our control.

     Demand for cruises in our Passenger Business may be affected by a number of factors. Sales are dependent on the underlying economic strength of the countries in which we operate and the country of origin of our passengers, which is currently primarily countries in Europe. Adverse economic conditions can reduce the level of consumers' disposable income that is available for their vacation choices. In addition, events or circumstances that make cruises relatively less attractive relative to other vacation or leisure alternatives will reduce consumer demand for cruises. Finally, the overall increase in passenger capacity in the cruise industry could lead to reduced demand for our vessels, and if the charterer of one of our vessels does not perform under the charter, we will be unable to re-charter that vessel in the middle of a cruise season. When our vessels are not operating under charter, we do not have a guaranteed minimum number of passengers and we may not be able to attract enough passengers to fully cover our costs.

     Moreover, adverse incidents involving passenger vessels and adverse media publicity concerning the cruise industry in general or our vessels in particular may reduce demand. The operation of passenger vessels involves the risk of accidents, fires, sicknesses and other incidents, which may bring into question passenger safety and security and adversely affect future industry performance. Any accidents and other incidents involving our passenger vessels would adversely affect our future revenues and earnings. In addition, accidents involving other cruise businesses or other adverse media publicity concerning the cruise industry in general could impact customer demand and, therefore, have an adverse impact on our revenues and earnings.

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

     In addition, as a result of the 2002 Protocol of the Athens Convention, and any similar legislation, vessel operators are, and may be in the future, required to adopt enhanced security procedures and approved vessel security plans. Stricter environmental, health, safety, insurance and security legislation and regulations could increase the cost of compliance and adversely affect the cruise industry. We cannot assure you that our costs of complying with current and future laws and regulations, or liabilities arising from past or future releases of, or exposure to, hazardous substances, or to vessel discharges, will not have a material adverse effect on our financial results.

Risks Relating to Our Company

We are an international company that is exposed to the risks of doing business in many different, and often less developed and emerging market countries.

     We are an international company and conduct almost all of our operations outside of the United States, and we expect to continue doing so for the foreseeable future. Some of these operations occur in countries that are less developed and stable than the United States, such as Argentina, Bolivia, Brazil, Chile, China, Paraguay, South Africa and Uruguay. Some of the risks we are exposed to by operating in these countries include among others:

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

     Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success in international markets depends, in part, upon our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies which will be effective in each location where we do business. Further, the occurrence of any of the foregoing factors may have a material adverse effect on our business and results of operations.

Our earnings may be lower and more volatile if we do not efficiently deploy our vessels between longer term and shorter term charters.

     We employ our ocean and offshore vessels on spot voyages, which are typically single voyages for a period of less than 60 days for our ocean vessels and five days for our PSVs, and on time charters and contracts of affreightment, which are longer term contracts for periods of typically three months to three years or more. As of December 31, 2006, four of our eight oceangoing vessels were employed under time charters expiring on dates ranging between four and 20 months, the vast majority of our fleet of pushboats and barges in our River Business were employed under contracts of affreightment ranging from one month to four years, and both of our PSVs operating in the North Sea were chartered for a period of three to five months. In addition, our two PSVs operating in Brazil and our PSV to be delivered in the second quarter of 2007 were time chartered to Petrobras for periods from eight to sixteen months.

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

     Furthermore, because the volume of cargo we ship in our River Business is at or near the capacity of our barges during the peak season, our ability to increase volumes shipped in our River Business is limited by our ability to increase our barge fleet's carrying capacity, either through purchasing additional barges or increasing the size of our existing barges.

Our planned investments in our River Business vessels are subject to significant uncertainty.

     We intend to invest in expanding the size of our barges, expanding our Argentine shipyard to build new barges and installing new engines that burn less expensive fuel in our line pushboats. It is possible that these initiatives will fail to result in increased revenues and lower fuel costs, fail to result in cost-effective barge construction, or that they will lead to other complications that would adversely affect our business.

     The increased capacity created by expanding the size of our existing barges and by building new barges may not be utilized by the local transportation market at prevailing prices or at all. Our expansion activities may also be subject to delays, which may result in cost overruns or lost revenues. Any of these developments would adversely affect our revenue and earnings.

     While we expect the heavier fuel that our new engines burn to continue to be available at a discount to the price of the fuel that we currently use, the heavier fuel may not be available at such a large discount or at any discount at all. In addition, operating our new engines will require specially trained personnel, and such personnel may not be readily available. Higher fuel or personnel costs would adversely affect our profitability. The operation of these new engines may also result in other complications that cannot easily be foreseen and that may adversely affect the quantity of cargo we carry or lead to additional costs, which could adversely affect our revenue and earnings.

We may not be able to charter our new PSVs at attractive rates.

     We have contracted with a shipyard in Brazil to construct two new PSVs and expect to take delivery of these vessels during the second quarter of 2007 and in 2008 and have also contracted with a shipyard in India to construct two PSVs for delivery commencing in 2009, with an option to build two additional vessels beyond 2009. Most of these vessels are not currently subject to charters and may not be subject to charters on their date of delivery. Although we intend to charter these vessels to Petrobras and other charterers, we may not be able to do so. Even if we do obtain charters for these vessels, the charters may be at rates lower than those that currently prevail or those that we anticipated at the time we ordered the vessels. If we fail to obtain charters or if we enter into charters with low charter rates, our financial condition and results of operations could suffer.

We may face delays in delivery under our newbuilding contracts for PSVs which could adversely affect our financial condition and results of operations.

     Our four PSVs currently under construction and additional newbuildings for which we may enter into contracts may be subject to delays in their respective deliveries or non-delivery from the shipyards. The delivery of our PSVs could be delayed, canceled, become more expensive or otherwise not completed because of, among other things:

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

     o shortages of or delays in the receipt of necessary construction materials, such as steel or machinery, such as engines;

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

     We cannot assure you that we will be able to repossess the vessels under construction or their parts in case of a default of the shipyards and, in those cases where we may have performance guarantees, we cannot assure that we will always be able to collect or that it will be in our interest to collect these guarantees.

We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could adversely affect our revenues.

     In each of our business segments, we derive a significant part of our revenues from a small number of customers. In 2006, our largest customer, Cargill, accounted for 14% of our total revenues, our second largest customer, Swissmarine Services, accounted for 11% of our total revenues, our third one, Travelplan, accounted for 10% of our total revenue and our five largest customers in terms of revenues, in aggregate, accounted for 48% of our total revenues. In addition, some of our customers, including many of our most significant customers such as Petrobras and Archer Daniels Midland, operate vessels of their own. These customers may decide to cease or reduce the use of our services for any number of reasons, including in order to utilize their own vessels. The loss of any one or a number of our significant customers, whether to our competitors or otherwise, could adversely affect our revenues and earnings.

Rising fuel prices may adversely affect our profits.

     Fuel is the largest operating expense in our River Business where most of our contracts are contracts of affreightment under which we are paid per ton of cargo shipped. Currently, many of these agreements permit the adjustment of freight rates based on changes in the price of fuel. We may not be able to include this provision in these contracts when they are renewed or in future contracts with new customers. In our Ocean, Offshore Supply and Passenger Businesses, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply of fuel, with the exception of our Blue Monarch's employment in the Aegean in 2007, where we will bear the risk of variation in fuel prices. In the future, we may become responsible for the supply of fuel to such vessels, in which case variations in the price of fuel could affect our earnings.

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

     Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. In particular, many members of our senior management team, including our CEO and Executive Vice President, have extensive experience in the shipping industry and have held their roles with us since our inception. If we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. The loss of any of the members of our management team could adversely affect our business prospects and results of operations and could lead to an immediate decrease in the price of our common stock. We do not maintain "key man" insurance on any of our officers. Further, the efficient and safe operation of our vessels requires skilled and experienced crew members. Difficulty in hiring and retaining such crew members could adversely affect the operation of our vessels, and in turn, adversely affect our results of operations.

Secondhand vessels are more expensive to operate and repair than newbuildings and may have a higher likelihood of accidents.

     We purchased all of our oceangoing vessels, and substantially all of our other vessels with the exception of our PSVs, secondhand and our current business strategy generally includes growth through the acquisition of additional secondhand vessels. While we inspect secondhand vessels prior to purchase, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we are liable to third parties.

New vessels may experience initial operational difficulties.

     New vessels, during their initial period of operation, have the possibility of encountering structural, mechanical and electrical problems. Normally, we will receive a warranty from the shipyard but we cannot assure you that it will always be effective to resolve the problem without additional costs to us.

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

We may not have adequate insurance to compensate us if our vessels or property are damaged or lost or if we harm third parties or their property or the environment.

     We insure against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity, or P&I, associations, or clubs. We also procure hull and machinery insurance and war risk insurance for our fleet. In some instances, we do not procure loss of hire insurance, which covers business interruptions that result in the loss of use of a vessel. We cannot assure you that such insurance will continue to be available on a commercially reasonable basis. All insurance policies that we carry include deductibles (and some include limitations on partial loss) and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Further, our insurance may not be sufficient to fully compensate us against losses that we incur, whether resulting from damage to or loss of our vessels, liability to a third party, harm to the environment or other catastrophic claims. For example, our protection and indemnity insurance has a coverage limit of $1.0 billion for oil spills and related harm to the environment, $2.0 billion for passenger claims and $3.0 billion for passenger and seamen claims. Although the coverage amounts are significant, the amounts may be insufficient to fully compensate us, and, thus, any uninsured losses that we incur may be substantial and may have a very significant effect on our financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations or lack of payment of premiums.

     In addition to the P&I entry that we currently maintain for the PSVs in our fleet, we maintain third party liability insurance covering contractual claims that may not be covered by our P&I entry in the amount of $50.0 million. If claims affecting such policy exceed the above amount, it could have a material adverse effect on our business and the results of operations.

     We cannot assure you that we will be able to renew our existing insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Each of our policies is also subject to limitations and exclusions, and our insurance policies may not cover all types of losses that we could incur. Any uninsured or under-insured loss could harm our business, financial condition and operating results. Furthermore, we cannot assure you that the P&I clubs to which we belong will remain viable. We may also become subject to funding calls due to our membership in the P&I clubs which could adversely affect our profitability. Also, certain claims may be covered by our P&I insurance, but subject to the review and at the discretion of the board of the P&I club. We can not assure you that the board will exercise its discretion to vote to approve the claim.

Labor disruptions in the shipping industry could adversely affect our business.

     As of December 31, 2006, we employed 188 land-based employees and approximately 667 seafarers as crew on our vessels. These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Certain conflicts of interest may adversely affect us.

     Certain of our directors and officers hold similar positions with other related companies. Felipe Menendez R., who is our President, Chief Executive Officer, and a Director, is a Director of Oceanmarine, a related company that previously provided administrative services to us and has entered into joint ventures with us in salvage operations. Oceanmarine also operates slot charter container services between Argentina and Brazil, an activity in which we do not engage at the present time. Ricardo Menendez R., who is our Executive Vice President and one of our Directors, is the President of Oceanmarine, and is also the Chairman of The Standard Steamship Owners' Protection and Indemnity Association (Bermuda) Limited, or Standard, a P&I club with which some of our vessels are entered. Both Mr. Ricardo Menendez R. and Mr. Felipe Menendez R. are Directors of Maritima SIPSA, a company owned 49% by us and 51% by SIPSA S.A. (a related company), which has entered into agreements to purchase and resell from and to our subsidiaries our vessel Princess Marina, and Directors of Shipping Services Argentina S.A. (formerly I. Shipping Services), a company that provides vessel agency services for third parties in Argentina and occasionally for our vessels calling at Buenos Aires and other Argentinean ports. We are not engaged in the vessel agency business and the consideration we paid for the services provided by Shipping Services Argentina S.A. to us amounted to less than $0.1 million in 2006. Although these directors and officers attempt to perform their duties within each company independently, in light of their positions with such entities, these directors and officers may face conflicts of interest in selecting between our interests and those of Oceanmarine, Shipping Services Argentina S.A. and the Standard. In addition, Shipping Services Argentina S.A. and Oceanmarine are indirectly controlled by the Menendez family, including Felipe Menendez R. and Ricardo Menendez R. These conflicts may limit our fleet's earnings and adversely affect our operations. We refer you to "Related Party Transactions" in Item 7.B in this report for more information on related party transactions.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

     Our ability to make payments on and to refinance our indebtedness, including the Notes and any amounts borrowed under any of our subsidiaries' credit facilities, and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all, or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness, including the Notes and any amounts borrowed under our subsidiaries' credit facilities, or to fund our other liquidity needs.

     If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, the indenture for the Notes and the credit agreements governing our subsidiaries' various credit facilities may restrict us from adopting any of these alternatives. If we are not successful in, or are prohibited from, pursuing any of these remedies and cannot service our debt, our secured creditors may foreclose on our assets over which they have been granted a security interest.

We may not be able to obtain financing for our growth or to fund our future capital expenditures, which could negatively impact our results of operations and financial condition.

     In order to follow our current strategy for growth, we will need to fund future vessel acquisitions, increased working capital levels and increased capital expenditures. In the future, we will also need to make capital expenditures required to maintain our current fleet and infrastructure. We do not currently believe that cash generated from our earnings will be sufficient to fund all of these measures. Accordingly, we will need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we fail to obtain the funds necessary for capital expenditures required to maintain our fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which would harm our revenue and profitability. If we fail to obtain the funds necessary to acquire new vessels, or increase our working capital or capital expenditures, we would not be able to grow our business and our earnings could suffer. Furthermore, any issuance of additional equity securities could dilute your interest in us and the debt service required for any debt financing would limit cash available for working capital and the payment of dividends, if any.

We do not currently have a revolving credit facility that could fund any short term liquidity needs.

     We do not currently have a revolving credit facility. Accordingly, if we should need additional liquidity, we will need to obtain additional financing in the form of debt or equity. Events that could require us to obtain such financing include seasonal fluctuations, acquisitions of vessels or businesses, interruptions in the operations of one or more of our businesses, market downturns, growth in working capital demands, damage to our vessels or infrastructure, and other events. Furthermore, any of these events could be unforeseen or unexpected and require us to obtain additional financing in a very short period of time. If we should require additional liquidity, we may not be able to obtain necessary financing on attractive terms or at all due to a number of factors that could exist at the time, including adverse financial markets, adverse developments in our business or industry, a short time frame in which to obtain such financing, and other factors. If we are unable to obtain any financing required to fund our short term liquidity needs, our financial condition and results of operations would be adversely affected, and we may be unable to make required payments under some or all of our obligations.

We may not be able to fulfill our obligations in the event we suffer a change of control.

     If we suffer a change of control, we will be required to make an offer to repurchase the Notes at a price of 101% of their principal amount plus accrued and unpaid interest. Under certain circumstances, a change of control of our company may also constitute a default under our credit facilities resulting in our lenders' right to accelerate their loans. We may not be able to satisfy our obligations if a change of control occurs.

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

     See "Description of Credit Facilities and Other Indebtedness." These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

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

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and financial condition or our ability to pay dividends.

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

     We are a holding company, and as such we have no significant assets other than the equity interests of our subsidiaries. Our subsidiaries conduct all of our operations and own all of our operating assets. As a result, our ability to pay dividends and service our indebtedness depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization. For example, some of our subsidiaries' existing credit agreements contain significant restrictions on the ability of our subsidiaries to pay dividends or make other transfers of funds to us. See "Description of Credit Facilities and Other Indebtedness" in Item 5.B of this report. Further, some countries in which our subsidiaries are incorporated require our subsidiaries to receive central bank approval before transferring funds out of that country. In addition, under limited circumstances, the indenture governing the Notes permits our subsidiaries to enter into additional agreements that can limit our ability to receive distributions from such subsidiaries. If we are unable to obtain funds from our subsidiaries, we will not be able to service our debt or pay dividends, should we decide to do so, unless we obtain funds from other sources, which may not be possible.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

     We are an international company and, while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. For example, in 2006, 77% of our revenues were denominated in U.S. dollars, 10% were denominated in Euros, 12% were denominated in British pounds and 1% were denominated in Brazilian reais. If the value of the dollar appreciates relative to the value of these other currencies, the U.S. dollar value of the revenues that we report on our financial statements could be materially adversely affected. Changes in currency exchange rates could adversely affect our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. Further, we incur costs in multiple currencies that are different than, or in a proportion different to, the currencies in which we receive our revenues. Accordingly, if the currencies in which we incur a large portion of our costs appreciate in value against the currencies in which we receive a large portion of our revenue, our margins could be adversely affected. We have not historically hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated losses.

We may have to pay tax on United States source income, which would reduce our earnings and cash flows.

     Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering for non-U.S. subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. will be characterized as U.S. source shipping income. Such income will be subject to a 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder, which became effective for our calendar year subsidiaries on January 1, 2005.

     Our non-U.S. subsidiaries filed U.S. tax returns for 2004 and 2003 and took the position on those returns that they qualified for the exemption on their U.S. source shipping income under Section 883 based on the determination that more than 50% of their stock was beneficially owned by qualified shareholders. However, that claim for exemption by our non-U.S. subsidiaries may not prevail if challenged on audit. In the absence of the availability of the exemption for 2004 and 2003, our non-U.S. subsidiaries would be subject to a 4% federal income tax of approximately $0 and $249,264, respectively. For the calendar years 2005 and 2006, our non-U.S. subsidiaries did not derive any U.S. source shipping income. Therefore our non-U.S. subsidiaries should not be subject to any U.S. federal income tax for either 2005 or 2006 regardless of their qualification for exemption under Section 883.

     For the 2007 tax year and each tax year thereafter, we believe that any U.S. source shipping income of our non-U.S. subsidiaries will qualify for the exemption from tax under Section 883 on the basis that our stock is primarily and regularly traded on the Nasdaq. However, we cannot assure you that our non-U.S. subsidiaries will qualify for that exemption. In addition, changes in the Code, the Treasury Regulations or the interpretation thereof by the Internal Revenue Service or the courts could adversely affect the ability of our non-U.S. subsidiaries to qualify for such exemption. If our non-U.S. subsidiaries are not entitled to that exemption, they would be subject to a 4% U.S. federal income tax on their U.S. source shipping income. The imposition of this tax could have a negative effect on our business and would result in decreased earnings.

Changes in tax laws or the interpretation thereof and other tax matters related to our UK tonnage tax election may adversely affect our future results.

     We elected the application of the UK tonnage tax instead of the corporate tax on income for the qualifying shipping activities of our PSVs in the North Sea. Changes in tax laws or the interpretation thereof and other tax matters related to our UK tax election may adversely affect our future results as a tax on the income from qualifying shipping activities likely will be higher than the UK tonnage tax to which are currently subject.

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

     During 2000, we received a $50.0 million equity investment from an affiliate of Solimar Holdings, Ltd., or Solimar, a wholly-owned subsidiary of the AIG-GE Capital Latin American Infrastructure Fund, or the Fund. The Fund was established at the end of 1996 to make equity investments in South America, Mexico, Central America and the Caribbean countries. The Fund was also our partner in other ventures, including UP Offshore.

     In December 2002, we began our relationship with International Finance Corporation, or IFC, which is the private sector arm of the World Bank Group that provides loans, equity, and other services to support the private sector in developing countries. In total, IFC, together with its participant banks and co-lender, KfW, has provided us with $115.0 million of credit and equity commitments to support our River and Offshore Supply Businesses.

     We formed our Offshore Supply Business during 2003 in a joint venture with a wholly-owned subsidiary of the Fund, and Comintra Enterprise Ltd. We capitalized the business with $ 45 million of common equity and $70 million of debt and preferred equity from IFC to construct our initial fleet of six PSVs. On March 21, 2006, we separately purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., or UP Offshore, a company through which we operate our Offshore Supply Business from an affiliate of Solimar, one of the selling shareholders, for a purchase price of $48.0 million. Following this acquisition, we hold 94.45% of the issued and outstanding shares of UP Offshore.

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

     On October 18, 2006, we completed the initial public offering of 12,500,000 shares of our common stock (our IPO), which generated gross proceeds of $137.5 million. On November 10, 2006, the Underwriters of our IPO exercised their over-allotment option to purchase from the selling shareholders in our IPO an additional 232,712 shares of our common stock. We did not receive any of the proceeds from the sale of shares by these shareholders in the over-allotment option.

B.   BUSINESS OVERVIEW

Our Company

     We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

     o Our River Business, with 502 barges, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large region with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. According to DSC, as a whole, these countries are estimated to account for approximately 47% of world soybean production in 2006, from 29% in 1995.

     o Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of proprietarily designed, technologically advanced platform supply vessels, or PSVs. We have four PSVs currently in operation and four currently under construction. Two PSVs are under construction in Brazil and are contracted to be delivered in the second quarter of 2007 and 2008, respectively. We recently contracted with a shipyard in India to construct two PSVs for delivery commencing in 2009, with an option to build two more.

     o Our Ocean Business owns and operates eight oceangoing vessels, including three Handysize/small product tankers that we intend to use in the South American coastal trade where we have preferential rights and customer relationships, three versatile Suezmax/Oil-Bulk-Ore, or Suezmax OBO, vessels, one Aframax tanker, and one semi-integrated tug/barge unit. Our Ocean Business fleet has an aggregate carrying capacity of approximately 651,000 deadweight tons and our three Suezmax OBOs are capable of carrying either dry bulk or liquid cargos, providing flexibility as dynamics change between these market sectors.

     o Our Passenger Business fleet consists of two vessels with a total carrying capacity of approximately 1,600 passengers, and operates primarily in the European cruise market. We currently employ our largest passenger vessel under a multi-year seasonal charter with a European tour operator and the other vessel will be employed in the Aegean Sea for the European summer season of 2007. In addition, we have operated one of our vessels during periods outside the European travel season for certain events.

     We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to grow the volume, efficiency, and market share in a targeted manner. For example, we are currently increasing the cargo capacity of our existing river barges to help increase our efficiency and market share. In addition, we have commenced a program to replace the current engines in our pushboats with new engines that will allow us to operate using less expensive heavy fuel. We expect that the delivery of the two additional PSVs we have under construction in Brazil as well as the new orders placed in India will allow us to further capitalize on the attractive offshore petroleum services market. We are also pursuing the expansion of our ocean fleet through acquisitions of specific types of vessels to participate in identified market segments. We believe that the versatility of our fleet and the diversity of industries that we serve reduce our dependency on any particular sector of the shipping industry and offer numerous growth opportunities.

     We have a diverse customer base including large and well-known petroleum, agricultural, mining and tour operating companies. Some of our significant customers in the last three years include affiliates of Archer Daniels Midland, British Gas, Cargill, Chevron, Continental Grain, ENAP, Industrias Oleaginosas, Panocean, Petrobras, the national oil company of Brazil, Petropar, the national oil company of Paraguay, Rio Tinto, Swissmarine, Total, Trafigura, Travelplan and Vicentin.

Our Lines of Business

     Revenues                                                     2006
                                                    ----------------------------

        Attributable to River Business                    $79,124          46%
        Attributable to Offshore Supply Business           26,289          15%
        Attributable to Ocean Business                     39,202          23%
        Attributable to Passenger Business                 28,851          16%
                                                          -------         ----
        Total                                            $173,466         100%


     River Business. We have developed our River Business from a single river convoy comprising one pushboat and four barges in 1993 to the leading river transportation company in the Hidrovia Region today. Our River Business, which we operate through our subsidiary UABL, had 490 barges and 23 pushboats at the end of 2006 and 502 barges and 24 pushboats as of March 21, 2007 with approximately 798,000 dwt and 828,000 dwt capacity, respectively. We currently own 458 dry barges that transport agricultural and forestry products, iron ore and other cargos and 44 tanker barges that carry petroleum products, vegetable oils and other liquids. We believe that we have more than twice the number of barges and dwt capacity as our nearest competitor. In addition, we use one 35,000 dwt barge designed for ocean trading, the Alianza G2, as a transfer station to provide storage and transshipment services of cargo from river barges to ocean export vessels.

     We are in the process of expanding the size of some of our barges to increase their cargo carrying capacity and maximize our fleet utilization. We have begun a three year program to expand the size of approximately 130 of our barges. We believe that enlarging our existing barges is the most cost-effective way of growing our fleet's cargo carrying capacity. To date, we have expanded 12 barges and expect to have expanded a total of 62 by the end of 2007. We also have begun a program to replace the engines in all 16 of our line pushboats and in connection with that program have contracted to purchase six new engines from MAN Diesel with an expected delivery dates of July and November 2007. The new engines will consume heavier grades of fuel which have from 2001 to 2006, been between 33.5% and 51.7% been less expensive than the diesel fuel we currently consume.

     We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia Region. At over 2,200 miles in length, the Hidrovia Region is comparable to the Mississippi River in the United States and produces and exports a significant and growing amount of agricultural products. For example, Argentina, Brazil, Paraguay, and Bolivia produced, in the aggregate, 39.9 million tons of soybeans in 1995 compared to an estimated 107.9 million tons in 2006, a compound annual growth rate of 9.8%. These countries accounted for over 47% of world soybean production in 2006, growing from only 29% in 1995. In addition to agricultural products, companies in the Hidrovia Region are expanding and initiating the production of other goods, including forest products, iron ore, and pig iron. In order to maintain our existing fleet and expand our capacity rapidly and cost effectively, we have doubled the capacity of our Argentine facility effective the end of March 2007 and plan to enhance this shipyard to allow for new constructions of barges and other vessels. Today's available barge fleet in the Hidrovia Region consists of approximately 1,100 dry and tank barges compared to 26,500 barges in the Mississippi River system.

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

     As increasing agricultural production is expected to couple over the next few years with new mining and pig iron facility production, the resulting significant additional cargo volumes in the Hidrovia require an efficient solution to create the capacity necessary for river transport.

     We believe that bringing barges from the United States, which has been the source of the majority of the barges in the Hidrovia, is no longer a sustainable economical option, given the current tightness of supply in the United States market and the very high costs of transportation. Because we believe the Hidrovia area does not have an industrial unit capable of building barges efficiently on a larger scale, we plan to expand our shipyard and, with the assistance of experienced United States consultants, construct a modern shipbuilding unit capable of producing barges and other vessels in a timely and cost efficient manner.

     Offshore Supply Business. Our Offshore Supply Business, which we operate through UP Offshore, is focused on serving companies that are involved in the complex and logistically demanding activities of deepwater oil exploration and production. We have ordered the construction of six proprietarily designed and technologically advanced PSVs. We received delivery of and placed into service two of these vessels in 2005 and two in 2006, and we expect the remaining two to be delivered and placed into service in the second quarter of 2007 and in 2008, respectively and the two PSVs being constructed in India to be delivered commencing in 2009. Our PSVs are designed to transport supplies, equipment, drill casings and pipes on deck, along with fuel, water, drilling fluids and bulk cement in under-deck tanks and a variety of other supplies to drilling rigs and platforms. We employ two of these vessels in the spot market in the North Sea and employ the other two on time charter in Brazil with Petrobras. Upon delivery of the two PSVs we currently have under construction, we intend to employ them in Brazil and other international markets. We have recently entered into two contracts with a shipyard in India to construct two PSVs for delivery in 2009, with an option to build two additional vessels for deliveries beyond 2009. If the option is exercised and the additional four vessels are built, our Offshore Supply fleet will have a total of ten PSVs. Through one of our Brazilian subsidiaries, we have the competitive advantage of being able to trade a number of our PSVs in the Brazilian market with cabotage trading privileges, enabling the PSVs to obtain employment in preference to non-Brazilian flagged vessels.

     The trend for offshore petroleum exploration has been to move toward deeper, larger and more complex projects, which has resulted in increased demand for more sophisticated and technologically advanced PSVs to handle the more challenging environments and greater distances. Our PSVs are equipped with dynamic positioning capabilities, dedicated oil recovery tanks for the performance of oil recovery duties, and greater cargo capacity and deck space, all of which provide us a competitive advantage in efficiently servicing our customers' needs.

     Ocean Business. In our Ocean Business, we own and operate eight oceangoing vessels including one semi-integrated oceangoing tanker barge unit under the trade name, Ultrapetrol. Our three Suezmax OBO vessels transport liquid cargo, such as petroleum and petroleum products, as well as dry cargo, such as iron ore and coal, on major routes around the globe. Our Aframax tanker carries both crude oil and a variety of refined petroleum products internationally. Our product tankers are employed primarily in South American cabotage. Our semi-integrated tug barge Alianza G-3/Alianza Campana operates under long-term charter as a support vessel in North Brazil up to February 2007 and, after a period of dry dock and refurbishment will continue to provide service in South America. Our current ocean fleet has an aggregate cargo carrying capacity in excess of 651,000 dwt and an average age of approximately 15.5 years.

     We presently employ our Suezmax OBO vessels in the carriage of dry bulk cargos on trade routes around the world, mostly transporting coal and iron ore from South America, Australia and South Africa to Europe, China and other Far East countries. During 2006, we derived over 69% of our Ocean Business revenues from charterers in Europe and Asia, some of which are SwissMarine and Pan Ocean Shipping. Over the same period, we derived approximately 75% of our Ocean Business revenues from time charters with at least three months duration and 25% from spot voyages.

     Our Aframax tanker, Princess Marina, has been employed for the past 4 years under successive charters in Chile with ENAP which have now been extended until August 2007.

     We currently employ Miranda I, our chemical/product carrier, on a three-year charter with an option for an additional two years to Petrobras, a major oil company serving the regional trade of Argentina and Brazil, through September 2008. In November 2006 we entered into a Memorandum of Agreement to purchase the Alejandrina, a 9,219 dwt product tanker which we will employ in the cabotage trade in South America. Similarly, in October 2006 we entered into a contract to purchase the Amadeo, a 39,530 dwt Handysize crude and product tanker which will also be employed in the cabotage trade in Argentina, Brazil and Chile.

     Our Miranda I and Amadeo, originally built as single hull vessels, are in the process of being converted to double hull in Argentina and Romania, respectively, and we expect both conversions to be completed in the second quarter of 2007. Our vessels Princess Nadia and Princess Susana, as of the end of 2006, have been certified by Class as double hull vessels, thus, all of the remaining ocean ships are double hull with the exception of Princess Katherine which, although generally of double hull design, needs reconfiguration of some service tanks to comply with the double hull requirements. This vessel is currently employed in dry cargo, and we are planning to reconfigure her if / when she returns to tanker trade.

     Passenger Business. In our Passenger Business, we own and operate two vessels that we purchased in 2005, the New Flamenco, with a 1,010 person capacity and 401 cabins, and the Grand Victoria (which we have renamed Blue Monarch for her 2007 employment), with a 575 person capacity and 242 cabins. In February 2006, we completed an extensive refurbishment of the New Flamenco, including all passenger areas, and we conducted work to recertify the Grand Victoria and upgraded some of her passenger areas. We employ the New Flamenco under a seasonal charter with a European tour operator cruising the Mediterranean Sea

     The remainder of the charter for the New Flamenco is a one-year, "full-service charter," extendable for an additional year at the charterer's option, pursuant to which we are responsible for operating and maintaining the vessel, paying the full vessel's staff and providing passenger services such as entertainment and food and beverages, while our charterer is responsible for marketing and ticket sales as well as fuel and port charges. Pursuant to the charter, our charterer pays us an agreed amount per passenger, per day, which escalates each year, and is subject to a guaranteed minimum occupancy equivalent to an average of approximately 80% of the lower berth capacity. We also receive the revenues, as applicable, from on board sales of goods and services, a portion of which are shared with the charterer or concessionaire.

     In the current employment for the Blue Monarch, on 7-day cruises in the Aegean, we will market the ship through Monarch Classic Cruises. Under this arrangement, where we own one third of Monarch Classic Cruises, but we have no guaranteed minimum income.

     The structure of our seasonal contracts for our Passenger Business provides us with a stable revenue stream as well as the flexibility to operate the vessels in other regions of the world at the end of the seasonal contract term. We have operated one of our vessels during periods outside the European travel season for certain events.

Ultrapetrol Fleet Summary

                                        Number of
River Fleet                              Vessels            Capacity                    Description

Alianza G2/Alianza Rosario                   1             35,000 tons               Transfer Station
Pushboat Fleet                              24              77,752 HP          Various Sizes and Horse Power
                                                                               Carry Liquid Cargo (Petroleum
Tank Barges                                 44             95,578 m(3)              Products, Veg. Oil)
                                                                                      Carry Dry Cargo
Dry Barges                                 458            732,700 tons                (Soy, Iron Ore)
---------------------------------     --------------
Total                                      527                 N/A
---------------------------------     --------------    ------------------   -------------------------------- -------------

Offshore Supply Fleet                 Year Built            Capacity                     Delivery
                                                              (DWT)                        Date

In Operation
------------
UP Esmeralda                              2005                4,200                        2005
UP Safira                                 2005                4,200                        2005
UP Agua-Marinha                           2006                4,200                        2006
UP Topazio                                2006                4,200                        2006

On Order
--------
UP Diamante                               2007                4,200                         2007(e)
UP Rubi                                   2008                4,200                         2008(e)
TBN                                       2009                4,200                         TBD
TBN                                       2009                4,200                         TBD
                                                             ------
Total                                                        33,600
                                                             ======

Ocean Fleet                            Year Built              DWT                      Description
---------------------------------     --------------    ------------------    --------------------------------

Princess Nadia                            1987              152,328                     Suezmax OBO
Princess Susana                           1986              152,301                     Suezmax OBO
Princess Katherine                        1986              164,100                     Suezmax OBO
Princess Marina(1)                        1986               83,930                   Aframax Tanker
Alianza/G-3                               1993(2)            43,164                Semi Integrated Tug/
                                                                                        Barge Unit
Miranda I                                 1995                6,575                  Product Carrier/
                                                                                      Chemical Tanker
Amadeo                                    1996               39,530              Handysize product tanker
Alejandrina                               2006                9,219                   Product tanker
                                                            -------
Total                                                       651,147
                                                            =======

(1)  We currently hold the Princess Marina through our 49% ownership of Maritima SIPSA S.A., a company controlled by Chilean citizens, to whom we sold the Princess Marina upon the beginning of her charter in Chile in May
     2003. As part of this arrangement, we have contracted to repurchase the Princess Marina on September 25, 2007.
     We recognize as charter revenue on this transaction the difference between our sale price to Maritima SIPSA and their sale price back to us, of this vessel. See "Related Party Transactions - Maritima SIPSA S.A." in
     Item 7.B of this report.

(2)  Originally built in 1982, converted in 1993 to product tank barge.

                                          Total                 Total
                                        Capacity                Number
Passenger Fleet                       (Passengers)            of Cabins
---------------------------------- --------------------   -------------------
New Flamenco                           1,010                     401
Blue Monarch (ex Grand Victoria)         575                     242
                                       -----                     ---
Total                                  1,585                     643
                                       =====                     ===

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

     We historically have operated our Ocean Business vessels in both the spot market, which allows us to take advantage of potentially higher market rates, and under period charters, which allows us to achieve high utilization rates. We intend to continue to operate some of our ocean vessels in the spot market and others under period charters. We believe that this balanced approach to chartering will provide us with relatively stable revenue streams while enabling us to participate in favourable market developments.

     We intend to employ our passenger vessels primarily in conjunction with tour operators that will at least partially guarantee the vessels' revenue.

Our Fleet Management

     We conduct the day-to-day management and administration of our operations in-house and through our wholly-owned subsidiaries.

     Following our acquisition of Ravenscroft and after acquiring the administrative-related assets and the hiring of personnel of Oceanmarine associated with the administration and accounting services, all technical, commercial and administrative management functions are conducted in-house.

     Ravenscroft, operating from its office in Coral Gables, Florida, employs 34 persons and will continue to undertake all technical and marine related management for our offshore, ocean and passenger vessels including the purchasing of supplies, spare parts and husbandry items, crewing, superintendency and preparation and payment of all related accounts on our behalf. Ravenscroft also continues to be responsible for the administration and execution of the onboard services and management accounting system on our Passenger vessels New Flamenco and Blue Monarch (ex Grand Victoria). For the New Flamenco, Ravenscroft monitors the shore excursion sales, the performance of the Food & Beverage and Entertainment concessionaires and also controls certain aspects of onboard revenue such as the duty free shop which generate additional income for us. Ravenscroft is a self-contained full service ship management company which includes a commercial department and is certified for ISM and is also ISO 9001:2000 certified. It holds Documents of Compliance for the management and operation of OBOs, tankers, bulk carriers, PSVs, general cargo vessels, passenger vessels and also for the ship management of vessels sold for demolition.

     Ravenscroft will continue to manage vessels for and on behalf of vessels owners who are not related to us and will actively pursue new business opportunities.

     In the case of our River Business, our commercial and technical management continues to be performed in-house by UABL personnel.

Competition

     River Business

     We maintain a leading market share in our River Business. We own the largest fleet of pushboats and barges in the Hidrovia Region. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor. We compete based on reliability, efficiency and price. Key competitors include Horamar, and Fluviomar. In addition, some of our customers, including Archer Daniels Midland and Rio Tinto, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Our River Business also indirectly competes with other forms of land-based transportation such as truck and rail.

Offshore Supply Business

     In our Offshore Supply Business, our main competitors are the Brazilian offshore companies that own and operate modern PSVs. The largest of these companies is CBO, which currently owns four modern PSVs and is building an additional four PSV in Brazil. Also, some of the international offshore owners, such as Tidewater and Maersk have built Brazilian-flagged PSVs.

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

River Industry

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

     The Parana/Paraguay, the High Parana and the Uruguay rivers consist of over 2,200 miles of a single natural interconnected navigable river system serving five countries namely Brazil, Bolivia, Paraguay, Uruguay and Argentina. The size of this river system is comparable to the Mississippi river in the United States.

Dry Bulk Cargo

     Soybeans. Argentina, Brazil, Paraguay, and Bolivia produced about 39.9 million tons, or mt, of soybeans in 1995 and 101.6 mt in 2005, a compound annual growth rate, or CAGR, of 9.8% from 1995. Production for these countries for 2006 is estimated at 107.9 mt. These countries accounted for about 47% of world soybean production in 2005, growing from only 29% in 1995.

     The Hidrovia Region is one of the few areas left in the world where unused farmland is available. Within the ?ve countries of the Hidrovia Region, acreage harvested in soybeans has increased from approximately 18.4 Mha (million hectares, 1 hectare = 2.47 acres) in 1995 to 40.5 Mha in 2005, a CAGR of 8.2%. Further, with advances in technology, productivity of farmland has also improved.

     The growth in soybean production has not occurred at the expense of other key cereal grains. Production of corn (maize) in Argentina, Bolivia, Brazil and Paraguay combined grew from 44.8 mt in 1995 to 59.3 mt in 2005, a CAGR of 2.8%. Production of wheat in these countries grew from 10.4 mt in 1995 to 20.3 mt in 2005, a CAGR of 6.9%.

     The installation of crushing plants in Bolivia and Paraguay has generated a large volume of vegetable oils and soybean meal that are also shipped via the river for export. According to industry sources, Soybean meal exports from Bolivia and Paraguay totaled about 1.8 mt in 2005, while soybean oil exports were about 0.3 mt.

     Iron Ore. In the Corumba area in Brazil near the High Paraguay River, two existing large iron ore mines owned by international mining companies Rio Tinto and Companhia Vale do Rio Doce (CVRD) have been joined by a new mine under construction owned by MMX Mineracao & Metalicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by barge, has grown from about 1.1 million mt (mmt) since 1999 to a 2006 estimate of about 3.6 mmt per year, a CAGR of 19%. Estimated production in 2007 is about six million tons per annum, based on the MMX mine reaching its announced targets of 3.3 mmt in 2007 and 4.9 mmt in 2008, and could further increase as Rio Tinto is considering expansion of its mine.

     Forest Products. Areas adjacent to the Hidrovia Region in Northern Argentina comprise most of Argentina's forest and forest product producing areas. Higher value added sectors of the forest products industry have grown at high rates, while lower value added sectors (e.g. logs, fuel wood) have remained stable or declined. Wood-based panel and sawnwood export quantities grew by a CAGR of about 21% from 1994-2004, while paper and paperboard exports grew by a CAGR of about 16%. Wood-based panels, sawnwood, paper, paperboard, and wood pulp sectors comprise about 97% of 2004 (the last year for which data is available) export value (total forest product export value $565 million). The value of exports of these products reached $546 million in 2004, a CAGR of 18.7% from 1994.

Oil transportation

     The Hidrovia Region is a key link in Argentina's oil supply network. In 2004, Argentine oil demand was estimated at about 480,000 barrels per day, or bpd, while production for 2006 was estimated at approximately 770,000 bpd. Total re?ning capacity is estimated at about 625,000 bpd.

     Paraguay has no indigenous sources of petroleum. Barges using the rivers in the Hidrovia Region are currently the preferred method of supplying Paraguay with crude and petroleum products, according to industry sources totaling between 1.1 million cubic meters to 1.3 million cub meters per year in the last six years.

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

Fleet developments and utilization

     In the last 10 years the barge fleet in the Hidrovia Region has more than doubled, maintaining a high level of utilization. This has occurred not only due to the growth of production in the area, but also because cargo that in the past was transported by truck started to shift to river transport as the infrastructure developed. We believe that the available barge fleet in the area consists approximately of 1,100 dry and tank barges, in contrast with approximately 26,500 barges in the Mississippi River System in the United States.

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

     One barge has the carrying capacity of approximately 15 railcars or approximately 58 tractor-trailer trucks and is able to move 514 ton-miles per gallon of fuel compared to 202 ton-miles per gallon of fuel for rail transportation or 59 ton-miles per gallon of fuel for tractor-trailer transportation. On a cost per ton-mile basis in the United States, rail transportation is 3.1 times more expensive and truck transportation is 37.0 times more expensive than barge transportation. In addition, when compared to inland barges, trains and trucks produce 3.5 times and 19.0 times, respectively, the amount of certain smog-causing chemicals when moving equivalent amounts of cargo over equivalent distances. According to the U.S. Bureau of Transportation Statistics, barge transportation is also the safest mode of cargo transportation, based on the percentage of fatalities and the number of hazardous materials incidents, fatalities and injuries from 1999 through 2002. Inland barge transportation predominantly operates away from population centers, which generally reduces both the number and impact of waterway incidents.

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

     The industry OSV fleet (SVs and PSVs) has approximately 1,452 vessels, with about 184 vessels on order.

     The industry SV fleet has approximately 1,026 vessels with about 53 vessels on order. The average of age of the industry SV fleet is 24 years, with approximately three quarters of the vessels in the industry fleet being age 20 years or older.

     The industry PSV fleet has approximately 426 vessels, with approximately 131 vessels on order. The average age of the industry PSV fleet is approximately 9 years.

     Typically, larger and newer PSVs support facilities that are located in more demanding environments are often more distant from shore. The large PSV segment is the youngest portion of the industry fleet. Large PSVs typically are equipped with the advanced technological and cargo handling features noted above that allow service in demanding offshore areas while realizing efficiencies by supplying large cargoes to multiple offshore areas.

     There are approximately 106 offshore drilling rigs of various types on order. Typically, 1.5 to 2 PSV's are needed to service an offshore drilling rig, due to operating requirements and safety standby vessel requirements that require a vessel in the area of the rig at all times. (Note: This is a "rule of thumb" based on industry experience. Actual requirements will vary.) These 106 rigs on order would result in an indicative estimated requirement of about 180 PSV's, using a basis of 1.7 PSVs per rig.

     As noted above, the industry trend towards more technically demanding drilling activity at distances farther offshore using existing rigs would also increase demand for PSVs.

Brazilian Offshore Industry

     Driven by Brazil's policy of becoming energy self-sufficient as well as by oil price and cost considerations, offshore exploration, development, and production activities within Brazil have grown. Since most Brazilian reserves are located far offshore in deep waters, where large, technologically-sophisticated vessels are needed, today, Brazil is a world leader in deep drilling technology.

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

     Deepwater service favors modern vessels that can provide a full range of flexible services while providing economies of scale to installations distant from shore. Cabotage laws favor employment of Brazilian flag vessels. However, many of the Brazilian flag PSV's and supply vessels are old, with approximately 42% of the national fleet are at least 20 years of age. Temporary authority is granted for foreign vessels to operate only if no Brazilian flag vessels are available.

     There are a total of approximately 82 Brazilian Flag offshore vessels excluding pure crewboats and well stimulation vessels, including four large PSVs of 4,000 dwt or more. The current order book for Brazilian flag PSVs and SVs is eight vessels, including five large PSVs.

The North Sea Market

     The North Sea is a similarly demanding offshore market due to difficult weather and sea conditions, significant water depths, long distances to be traveled, and sophisticated technical requirements.

     In 2000 and 2001, increases in oil prices led to increased North Sea exploration activity and higher OSV demand. Oil prices fell in early 2002, leading to questions regarding the sustainability of the higher oil prices and reduced exploration and development activity. Even with recovery in the Brent price to an average of about $29 per barrel in 2003, North Sea exploration and development activity remained low. Low oil prices and availability of more attractive opportunities elsewhere resulted in a shift of activities by oil majors towards other regions. Oil prices continued their increase, with average Brent crude prices of about $38 per barrel in 2004, $55 per barrel in 2005, and $65 per barrel in 2006. Exploration and development activities increased. Major oil companies returned to the North Sea while the independents remained and increased their activities.

     High demand led to increases in large PSV rates, averaging approximately $15,900 per day in 2004, $30,400 per day in 2005, and $48,600 in 2006. Large
PSVs do not have a long rate history due to their relatively recent entry into service. Rates continued at high levels in January and February 2007, averaging $53,300.

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

     World oil demand increased from about 71.9 million barrels per day, or MBD, in 1996 to 84.5 MBD in 2006, a compounded annual growth rate, or CAGR, of approximately 1.6%. Oil demand increased in all regions of the world except for the former Soviet Union and non-OECD Europe. In 2006 oil demand grew by approximately 0.9 MBD.

     During this same period, world oil supply increased from about 72.5 MBD in 1996 to 85.3 MBD in 2006, a CAGR of about 1.6%. In 2006 oil production grew by
0.8 MBD. OPEC crude oil production increased from 25.8 MBD in 1996 to 29.7 MBD in 2006-5, a CAGR of approximately 1.4%. Non-OPEC crude oil production increased from 43.8 MBD to 50.9 MBD, a CAGR of about 1.5%.

     Benchmark West Texas Intermediate crude, or WTI, averaged $18.43 per barrel in 1995 (all crude prices are expressed in United States dollars) and averaged between approximately $14 and $23 through the rest of the 1990's. WTI prices increased in 2003 to an average of $31.08 per barrel, and continued to increase to an average $41.50 per barrel in 2004, $56.64 per barrel in 2005, and $66.04 per barrel in 2006. Price volatility was high, with 2006 monthly average $ per barrel prices ranging from about $59 to $74. WTI prices in the first two months of 2007 averaged about $57 per barrel.

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

Factors Affecting Supply of Oil Tankers

     The supply of tankers is determined by the size and technical suitability of the available fleet (i.e., size of a vessel versus port constraints, clean versus dirty cargo capabilities, charterer acceptability, etc.). Tanker owners include oil companies, government-owned shipping companies and independent vessel owners. There are also operators who do not own vessels but who charter their tonnage from independent vessel owners. The existing tanker fleet increases by newbuilding deliveries and decreases by the number of tankers scrapped or otherwise removed from the fleet. Fleet size also decreases when vessel tonnage becomes unavailable due to floating storage, layup, or repair. Newbuilding, scrapping, and vessel unavailability are affected by current and expected future vessel prices, charter hire rates, operating costs, age profile of the fleet, and government and industry regulation. For example, compared to historical averages, 2004-2006 earnings were high, while scrapping was low. If vessel earnings were to decrease, repair and retention of older vessels would become less economically attractive, and industry scrapping could increase.

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

Fleet Development

     In 2005, 0.4 million dwt, or Mdwt, of Suezmaxes were scrapped, while 4.0 Mdwt were delivered. During 2006, none were scrapped, while 4.1 Mdwt were delivered. During the first two months of 2007, none were scrapped, while 0.9 Mdwt were delivered. The current orderbook is 18.2 Mdwt (115 vessels) with 3.4 Mdwt due for delivery this year, 3.1 Mdwt next year and 8.4 Mdwt in 2009. The remainder are scheduled to be delivered in 2010 and 2011. About 43.2 Mdwt of Suezmaxes have double hulls, 2.6 Mdwt have double bottoms or double sides, and
7.7 Mdwt have single hulls.

Charter Hire Rates

     One-year time charter rate assessments for a standard Suezmax vessel type are shown below. Time charter rate assessments ignore the wide variation in time charter rates based on different vessel specifications and performance, and are intended to demonstrate trends. Time charter rates tend to be less volatile than spot charter rates as they incorporate rate expectations, which change less quickly than the day to day spot freight market.

     During 2004, 2005, 2006, and early 2007, the concurrence of a number of positive factors resulted in high tanker earnings. Tanker demand increased while the industry fleet grew moderately. Growth in long-haul trades to Asia and the United States (including ongoing substitution of long-haul oil for short-haul Venezuelan oil) and high U.S. oil import requirements were positive factors, all resulting in strong tanker earnings. Suezmax one-year time charter rates averaged about $$24,800 per day in 2003, and increased to an average of about $33,900 per day in 2004 and $34,900 per day in 2005. Rates decreased slightly to an average of about $32,400 per day in 2006 and $31,000 per day in the first two months of 2007, but remain at historically high levels.

Chemical Tankers

     Vessels with IMO Chemical Classification are required for transport of chemicals. International regulations for the transportation of chemicals specify protective location, stability requirements, safety criteria for survivability and containment in certain damage cases, maximum tank sizes and other criteria. These standards are grouped into IMO Chemical Classifications. A "Type 1" vessel is a chemical tanker intended for the transportation of products considered to present the greatest overall hazard and "Type 2" and "Type 3" vessels for products of progressively lesser hazards. Vessels may have tank capacity on board meeting different IMO classifications. For example, a vessel may have Type 1 and Type 2 cargo tanks or Type 2 and Type 3 tanks. Type 1 and Type 2 capacity vessels have protective location requirements that require void spaces between bottom and side shell plating of the vessels, effectively requiring double bottoms or double hulls. Type 3 capacity vessels do not have protective location requirements.

     Revised MARPOL Annex 2 regulations took effect on January 1, 2007, requiring Type 2 or double hull Type 3 vessels for the transport of vegetable and other edible oils (vegoils) and expanding IMO class chemical transport requirements.

     There are 2,277 Handysize tankers (from 10,000 dwt to 49,999 dwt) totalling
69.5 million dwt, or Mdwt. 1,484 vessels, or 44.0 Mdwt, are chemical tankers (certificated to carry Type 1, 2, or 3 cargos.) Type 1, Type 2, and Type 3 capacity totals 0.4 million metric tons, or mmt, 16.5 mmt, and 27.1 mmt respectively. Included in the Handysize chemical tanker totals is about 7.5 mmt of stainless steel capacity.

     The current orderbook for Handysize tankers totals about 830 vessels of approximately 25.2 Mdwt, approximately 36% of the existing fleet. Scheduled deliveries for 2007, 2008 and 2009 are 7.8, 7.8 and 6.5 Mdwt, respectively. Included are about 698 chemical tankers, or 19.2 Mdwt. Scheduled chemical tanker deliveries for 2007, 2008 and 2009 are about 6.7, 5.9 and 4.5 Mdwt, respectively. Type 1, Type 2, and Type 3 capacity on order totals about 0.07 mmt, 10.0 mmt, and 9.2 mmt, respectively. Included in the Handysize chemical tanker orderbook is approximately 2.7 mmt of stainless steel capacity.

     There are 4,375 small tankers (from 1,000 dwt to 9,999 dwt) totalling 15.8 Mdwt. About 1,199 vessels or 6.4 Mdwt are chemical tankers (certificated to carry Type 1, 2, or 3 cargos.) Type 1, Type 2, and Type 3 capacity totals about
0.01 mmt, 4.0 mmt, and 2.4 mmt respectively. Included in the small chemical tanker totals is approximately 2.6 mmt of stainless steel capacity.

     The current orderbook for small tankers totals about 402 vessels, or approximately 2.2 Mdwt, about 14% of the existing fleet. Scheduled deliveries for 2007, 2008 and 2009 are 1.3, 0.7 and 0.2 Mdwt, respectively. Included are about 232 chemical tankers, or 1.4 Mdwt. Scheduled chemical tanker deliveries for 2007, 2008 and 2009 are 0.8, 0.5 and 0.2 Mdwt, respectively. Type 1, Type 2, and Type 3 capacity on order totals about 0.0 mmt, 0.9 mmt, and 0.5 mmt respectively. Included in the small chemical tanker orderbook is approximately
0.2 mmt of stainless steel capacity.

     Chemical tankers of 5,000 to 20,000 dwt typically trade in intraregional and in short to medium haul interregional markets for specialized cargoes. Typical intraregional trades for these vessels would include intraregional trades in Latin America, the Caribbean, Northern Europe and the Mediterranean, Southeast Asia, and Northeast Asia. Typical interregional trades would be North-South trades in the Americas, the Mediterranean to and from Northern Europe, South East Asia to Australia, and trades to and from adjacent Asian regions (e.g. Southeast Asia to South Asia).

     Chemical tanker capacity is in excess of chemical tanker requirements and is projected to remain in excess of future chemical tanker requirements. Therefore many chemical tankers will spend all or part of their lives in clean product trades. Vessel characteristics that allow transport of more demanding chemicals, such as stainless steel capacity, would increase the likelihood of the vessel trading in chemicals.

     While the changes in regulations by themselves are not projected to cause a shortage of tonnage, product tanker time charter rates and chemical tanker freight rates have been at historically high levels during 2004, 2005, and 2006, indicating high levels of demand versus supply. High petroleum product demand in Asia and the United States required local refineries to run at or near capacity, leading to high product prices and attractive margins for product imports. Growth in product imports to the U.S. was supplied by Russia and Europe, while imports from Latin America were stable. Damage to refineries in the Gulf of Mexico from the hurricanes in the United States in the fall of 2005 further increased demand for product imports in the United States. High motor gasoline demand and prices in the U.S. have supported continued high U.S. imports in 2006.

Dry Bulk Industry

     The international dry bulk cargo market is a global industry and is affected by many factors throughout the world. Important industry conditions for dry bulk shipping include world dry bulk commodity production and demand, the size of the international dry bulk vessels and combination carrier fleet, the new production and scrapping of oceangoing dry bulk vessels and freight rates. Both Capesize dry bulk vessels and combination carriers transport dry bulk cargos, such as iron ore and coal.

Dry Bulk Demand and Production

     Seaborne iron ore trade grew from an estimated 392 mmt in 1996-5 to about 721 mmt in 2006, a CAGR of 6.3%. High demand for steel in China has led to growth in Chinese iron ore imports from about 44 mmt in 1996 to 326 mmt in 2006, a CAGR of 22.2%. This increase includes growth of about 51 mmt in 2006, a year on year increase of about 18%.

     Other Asian countries, such as Japan and Korea, have required increasing iron ore imports. The top iron ore exporters are Australia and Brazil, accounting for about 74% of estimated 2006 seaborne iron ore trade. Australian exports grew from 132 mmt in 1996 to 270 mmt in 2006, including 29 mmt of growth in 2006. Brazil's iron ore exports increased from 129 mmt in 1996 to 249 mmt in 2006, which includes 25 mmt of growth in 2006.

     Coal trade is made up of thermal coal (steam coal), burned for its heat value primarily in power generation, and metallurgical coal (coking coal, met coal), used in steelmaking. Estimated seaborne steam coal trade grew from about 260 mmt in 1996 to about 522 mmt in 2006, a CAGR of 7.2%, which includes 24 mmt of growth in 2006. Leading coal exporters are Indonesia, Australia, South Africa, Colombia and China.

Capesize dry bulk vessels and combination carriers

     Capesize dry bulk vessels and combination carriers have a cargo carrying capacity of 80,000 dwt or greater based on representative sizes of vessels too large to pass through the Panama Canal. However, most Capesize tonnage (about 91%) is comprised of vessels of 100,000 dwt or greater. Capesizes primarily transport iron ore and coal on trade routes where lack of port constraints (especially depth of water) and cargo parcel size limits allow realization of economies of scale.

     As of March 1, 2007, there were 843 Capesize dry bulk vessels comprising approximately 132.6 Mdwt. In 2005, 0.2 Mdwt of Capesizes were scrapped, while
10.1 Mdwt were delivered. During 2006, 0.3 Mdwt were scrapped and 0.5 Mdwt were lost in casualties, while 14.5 Mdwt were delivered. During the first two months of 2007, none were scrapped, while 1.9 Mdwt were delivered. The current orderbook is 50.6 Mdwt (334 vessels) with 11.1 Mdwt due for delivery this year,
12.4 Mdwt next year and 11.9 Mdwt in 2009. The remainder are scheduled to be delivered in 2010 and 2011. Total Capesize combination carrier dwt is 6.3 million, with an estimated 4.4 Mdwt (70%) currently employed in dry bulk trades. None were delivered since 2003 or are currently on order. None were scrapped in 2005. About 0.3 Mdwt were scrapped during 006. None were scrapped in the first two months of 2007.

     Improved trade in year 2000 resulted in average one-year time charter rates of about $17,100 per day. Slower trade growth and high fleet growth in 2001 and 2002 resulted in lower time charter rates, with average one-year time charter rates of $12,800 per day in 2001 and $12,300 per day in 2002. Throughout 2003, there were large increases in dry bulk trade and tonnage demand that offset fleet growth, with one-year time charter rates averaging $26,400 per day. In 2004, led by high Chinese iron ore import growth and strong coal markets, Capesize one-year time charter rates increased to an average $49,100 per day. High Chinese imports of iron ore and other dry bulk commodities continued in 2005 and 2006, supported by commodity trade growth elsewhere. Port delays have further increased vessel demand. Even so, high vessel demand was outpaced by dry bulk fleet growth in 2005, and dry bulk vessel time charter rates decreased, with one year Capesize time charter rates decreasing to an average $42,500 per day in 2005 and $37,300 in 2006. Capesize one year time charter rates have averaged about $54,000 per day during the first two months of 2007, due to high winter seasonal demand and ongoing high commodity trade and port congestion.

Industry Scrapping

     In 2004, 2005, and 2006, industry scrapping has been low compared to historical standards. For example, during the years 1993 through 2003, tanker scrapping averaged about 11.9 Mdwt per year, while in 2004, 2005, and 2006 tanker scrappings were approximately 7.8 Mdwt, 4.1 Mdwt, and 3.1 Mdwt, respectively. During the years 1993 through 2003, dry bulk vessel scrapping averaged approximately 5.8 Mdwt per year, while in 2004, 2005, and 2006 dry bulk vessel scrappings were about 0.4 Mdwt, 0.7 Mdwt, and 1.9 Mdwt, respectively. Scrapping during the first two months of 2007 totalled approximately 1.2 Mdwt for tankers and 0.1 Mdwt for dry bulk vessels.

Passenger Vessel Industry

     Passenger vessel demand is a function of overall demand for the global cruise industry. Principal sources of cruise passengers are North America, Europe, Asia and the South Pacific (including Australia and New Zealand), and South America.

     The estimated number of cruise passengers in North America has grown from
4.9 million in 1997 to 9.7 million in 2005, a CAGR of 9.0%. This increase includes growth of 0.8 million in 2005, an annual increase of 9.0%. The total population of North America (excluding Mexico) is estimated at about 329 million. The number of cruise passengers in 2004 comprises an estimated 2.9% of total population in North America.

     The estimated number of cruise passengers in major European markets is also growing. The number of cruise passengers from Europe grew from 2.8 million in 2004-3 to 3.2 million in 2005, representing annual growth of 13.5%. In the United Kingdom, the number of cruise passengers grew from about 1.03 million in 2004 to 1.07 million in 2005, an annual increase of 4%. In Germany, the number of cruise passengers grew from 583,000 in 2004 to 639,000 in 2005, an annual increase of 10%. In Italy, the number of passengers grew from 400,000 in 2004 to 514,000 in 2005, an annual increase of 29%, while in Spain the number grew from 300,000 to 379,000, an increase of 26%.

     The total population of Western Europe is estimated at about 396 million, and the number of cruise passengers in 2005 comprises an estimated 0.8% of total population in Western Europe.

     As of March 1, 2007, there were approximately 265 vessels engaged in international ocean cruise service with a standard lower berth capacity of approximately 313,000. This figure represents the total number of lower berths, estimated at two passengers per cabin; the actual passenger count may be higher due to the availability of upper berths, cots, or other arrangements. In 2005, approximately four vessels with a standard lower berth capacity of 9,456 were delivered, and five vessels with a standard lower berth capacity of 4,282 were scrapped. In 2006, seven vessels with a standard passenger capacity of approximately 18,360 were delivered, and none were scrapped. No deliveries or scrapping have occurred in the first two months of 2007.

     The current orderbook is approximately 32 vessels with a standard lower berth capacity of approximately 95,906. In 2007, about nine vessels with a standard lower berth capacity of approximately 26,538 are under contract to be delivered. In 2008, approximately nine vessels with a standard lower berth capacity of approximately 24,584 are scheduled to be delivered, and in 2009 approximately eight vessels, with a standard lower berth capacity of approximately 26,716, are scheduled to be delivered. In 2010, five vessels with a standard lower berth capacity of 14,416 are scheduled to be delivered. In 2011, one vessel with a standard lower berth capacity of 3,652 is scheduled to be delivered. All of these vessels have a standard lower berth capacity of 2,000 or more.

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

Environmental Regulation--International Maritime Organization, or IMO

     The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. For example, the International Convention for the Prevention of Pollution from Ships or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In particular, MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Two of our Suezmax OBO vessels currently do not meet the configuration criteria and will require modifications to comply with these criteria before the end of 2010. These modifications will not involve major steel work. Our vessel, Miranda I, does not currently comply with the double hull requirement unless she limits her loading to center tanks only. However, we expect to retrofit her to full double hull compliance by the second quarter of 2007. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

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

     OPA limits liability of a responsible party to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). OPA also limited the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per dry bulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law on July 11, 2006 increased the limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per tanker that is over 3,000 gross tons (effective October 9, 2006), and $950 per gross ton or $800,000 per dry bulk vessel that is over 300 gross tons (effective immediately). These OPA liability limits do not apply if an incident was caused by a violation of certain construction or operating regulations or a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

     We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it could have a material adverse effect on our business and the results of operations.

     The financial responsibility regulations issued under OPA require owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility in the amount of $1,500 per gross ton, which combines the OPA limitation on liability of $1,200 per gross ton and the CERCLA limit of $300 per gross ton. The U.S. Coast Guard has indicated that it intends to propose a rule that will increase the amount of required evidence of financial responsibility to $2,200 per gross ton, to reflect the increase in liability limits under OPA as described above. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty and are required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

     The Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

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

     OPA also requires that tankers over 5,000 gross tons calling at U.S. ports have double hulls if contracted after June 30, 1990 or delivered after January 1, 1994. Furthermore, under OPA, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. Although all of our oceangoing vessels are double hull, four of these vessels are subject to phase-out under OPA due to configuration requirements. Based on current OPA requirements, these four vessels will not be eligible to carry oil as cargo within the 200 nautical mile United States exclusive economic zone starting in 2014, except that these tankers may trade in U.S. waters until 2015 if their operations are limited to discharging their cargos at the Louisiana Offshore Oil Port of off-loading by lightering within authorized lightering zones more than 60 miles offshore.

     We believe we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

Environmental Regulation--Other Environmental Initiatives

     In July 2003, in response to the Prestige oil spill in November 2002, the European Union adopted regulation that accelerates the IMO single hull tanker phase-out timetable. The European Union is also considering legislation that will affect the liability of owners for oil pollution. It is difficult to predict what legislation, if any may be promulgated by the European Union or any other country or authority.

     Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention of Civil Liability for Oil Pollution Damage, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are, currently, approximately $6.6 million plus approximately $931 per gross registered ton above 5,000 gross tons with an approximate maximum of $132.5 million per vessel. As the CLC calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates as of July 14, 2006. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

     In addition, the U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances to navigable waters without a permit, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and compliments the remedies available under the more recent OPA and CERCLA, discussed above. Currently, under U.S. Environmental Protection Agency, or EPA, regulations, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. However, on March 30, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the blanket exemption in the EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Under the court's ruling, owners and operators of vessels visiting U.S. ports would be required to comply with the CWA permitting program to be developed by the EPA or face penalties. Although the EPA has appealed this decision, if the court's order is ultimately upheld, we will incur certain costs to obtain CWA permits for our vessels. This could require the instillation of equipment on our vessels to treat ballast water before it is discharged at substantial cost and/or otherwise restrict some or all of our vessels from entering waters of the United States that are subject to this ruling.

     At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004 (the "BWM Convention"). The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 member states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.

     If the mid-ocean exchange of ballast water is made mandatory throughout the United States or at the international level, or if water treatment requirements are implemented, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the business.

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

     o    on-board installation of vessel security alert systems;

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

     Currently our oceangoing vessels are scheduled for intermediate surveys and special surveys as follows:

              Intermediate survey                Special survey
              -------------------                --------------

          Year        No. of vessels        Year        No. of vessels
          ----        --------------        ----        --------------
          2006                 0            2006                 3
          2007                 3            2007                 4
          2008                 2            2008                 0
          2009                 8            2009                 1
          2010                 0            2010                 4
          2011                 0            2011                 4

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

     We believe that we maintain insurance coverage against various casualty and liability risks associated with our business that we consider to be adequate based on industry standards and the value of our fleet, including hull and machinery and war risk insurance, loss of hire insurance at certain times for certain vessels, protection and indemnity insurance against liabilities to employees and third parties for injury, damage or pollution, strike covers for certain vessels and other customary insurance. While we believe that our present insurance coverage is adequate, we cannot guarantee that all risks will be insured, that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates or at all.

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

Legal Proceedings

     Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the Alianza G-3 and Alianza Campana (collectively, the "Alianza Campana") in Brazil during 2004. As a result, the Brazilian Customs Tax Authorities commenced an administrative proceeding and applied the penalty of apprehension of the Alianza Campana which required the Alianza Campana to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Alianza Campana, which is estimated by the Brazilian Customs tax authorities to be valued at $4.56 million. The Secretary of the Brazilian Federal Revenue decided to cancel the penalty of confiscation of the Alianza Campana by means of a decision issued on August 14, 2006. However, the Secretary conditioned his decision on the compliance with the following requirements: (1) the classification of the Alianza Campana under the REPETRO regime and, if such classification is confirmed; (2) the payment, by Ultrapetrol S.A. of a penalty in the amount of one percent (1%) of the customs value of the Alianza Campana, or $45,600.

     In order to comply with the above described requirements, our customer Petroleo Brasileiro S.A. ("Petrobras"), presented, on September 15, 2006, a formal request to obtain from Brazilian Customs Tax Authorities the recognition of the classification of the Alianza Campana under the REPETRO regime. The customs authorities recognized the classification of the Alianza Campana under the REPETRO regime. Upon formal recognition we subsequently paid the penalty mentioned above, and, therefore, the confiscation penalty was automatically canceled and the administrative proceeding finalized with no further consequences to us.

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

     After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed we have no liability with respect to two of the three matters at issue, while they held a dissenting view on the third issue. Through a Resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $0.5 million and has applied a fine of 100% of this amount. On November 24, 2006, a court confirmed that UABL is not liable for the first two issues. The Company has entered a plea with the respective court contending the interpretation of the third issue where the Company claims to be equally non-liable. We have been advised by UABL's counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

     On November 3, 2006 the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalizacion) issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company) would owe taxes to that authority in the amount of approximately $ 2.5 million (including interest) together with certain fines that have not been determined yet. We have not yet received notice of any claim. We believe that this finding is incorrect and UABL International S.A. will formally reply to the Bolivian Tax Authority contesting the allegations of the finding when we are notified by the Bolivian Authority. We have been advised by our local counsel in the case that there is only a remote possibility that UABL International S.A. would be found liable for any of these taxes or fines.

     Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Dividend Policy

     The payment of dividends is in the discretion of our board of directors. We have not paid a dividend to date, and we anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Bahamian law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant. Bahamian law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

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

     Ultrapetrol (Bahamas) Limited has ownership in the following companies:

    COMPANY NAME                                                     INCORPORATION JURISDICTION
    Ultrapetrol (Bahamas) Limited                                                Bahamas
       - 100% of Kattegat Shipping Inc.                                           Panama
       - 100% of Majestic Maritime Ltd.                                          Bahamas
       - 100% of Moorfields Trading Inc.                                          Panama
       - 100% of Stanyan Shipping Inc.                                            Panama
       - 100% of Hallandale Comercial Corp.                                       Panama
       - 100% of Avemar Holdings (Bahamas)  Ltd.                                 Bahamas
       - 100% of Mansan S.A.                                                     Uruguay
       - 100% of Massena Port S.A.                                               Uruguay
          - 100% of Dampierre Holdings Spain S.L.                                  Spain
             - 99% of Oceanpar S.A.                                             Paraguay
                - 7% of Ultrapetrol S.A.                                       Argentina
             - 50% of Parfina S.A.                                              Paraguay
             - 93% of Ultrapetrol S.A.                                         Argentina
       - 100% of Internationale Maritime S.A.                                    Bahamas
       - 100% of Parkwood Commercial Corp.                                        Panama

       - 100% of Princely International Finance Corp.                             Panama
          - 100% of Baldwin Maritime Inc.                                         Panama
          - 100% of Corporacion de Navegacion Mundial S.A.                         Chile
             - 49% of Maritima SIPSA S.A.                                          Chile
             - 50% of Parfina S.A.                                              Paraguay
          - 100% of Danube Maritime Inc.                                          Panama
          - 100% of General Ventures Inc.                                        Liberia
          - 100% of Imperial Maritime Ltd.                                       Bahamas
          - 100% of Imperial Maritime Ltd. (Bahamas) Inc.                         Panama
          - 100% of Fulton Shipping Inc.                                          Panama
          - 100% of Brinkley Shipping Inc.                                        Panama
          - 100% of Pelorus Maritime Inc.                                         Panama
          - 100% of Panpetrol Shipping S.A.                                       Panama
          - 100% of Kingly Shipping Ltd.                                         Bahamas
          - 100% of Monarch Shipping Ltd.                                        Bahamas
          - 100% of Noble Shipping Ltd.                                          Bahamas
          - 1% of Oceanpar S.A.                                                 Paraguay
          - 100% of Oceanview Maritime Inc.                                       Panama
          - 100% of Regal International Investments S.A.                          Panama
             - 100% of Bayham Investments S.A.                                    Panama

             - 100% of Draco Investments S.A.                                     Panama
                - 100% of Cavalier Shipping Inc.                                  Panama
          - 100% of Riverview Commercial Corp.                                    Panama
          - 100% of Sovereign Maritime Ltd.                                      Bahamas
          - 100% of Tipton Marine Inc.                                            Panama
          - 100% of Ultrapetrol International S.A.                                Panama
          - 100% of Ultrapetrol de Venezuela C.A.                              Venezuela
          - 100% of Stately Shipping Ltd.                                        Bahamas
       - 100% of Stanmore Shipping Inc.                                           Panama
       - 60% of Ultracape (Holdings) Ltd.                                        Bahamas


          - 100% of Palmerston Shipping Inc.                                      Panama
          - 100% of Ultracape International S.A.                                  Panama
             - 100% of Invermay Shipping Inc.                                     Panama
             - 100% of Braddock Shipping Inc.                                     Panama
          - 100% of Wallasey Shipping Inc.                                        Panama
       - 94.45% of UP Offshore (Bahamas) Ltd.                                    Bahamas
          - 100% of UP Offshore (Panama) S.A.                                     Panama
             - 100% of Castlestreet Shipping LLC                           Delaware, USA
             - 100% of Packet Maritime Inc.                                       Panama
             - 100% of Padow Shipping Inc.                                        Panama
             - 100% of Pampero Navigation Inc.                                    Panama
             - 100% of UP Offshore (UK) Ltd.                              United Kingdom
          - 100% of UP Offshore Uruguay S.A.                                     Uruguay
             - 100% of Agriex Agenciamentos,
               Afretamentos e Apoio Maritimo Ltda                                 Brazil
             - 99.99% of UP Offshore Apoio Maritimo Ltda.                         Brazil
                - 100% of UP Offshore Apoio Maritimo (Panama) Inc.                Panama
          - 100% of UP Offshore (Holdings) Ltd.                                  Bahamas
       - 100% of UP River (Holdings) Ltd.                                        Bahamas
          - 50% of UABL Limited                                                  Bahamas
       - 100% of UP River Terminals (Panama) S.A.                                 Panama
          - 50% of UABL Terminals Ltd.                                           Bahamas
             - 100% of UABL Terminals (Paraguay) S.A.                             Panama
                - 50% of Obras Terminales y Servicios S.A.                      Paraguay
                - 50% of Puertos del Sur S.A.                                   Paraguay
       - 100% of UPB (Panama) Inc.                                                Panama
          - 50% of UABL Terminals Ltd.                                           Bahamas
          - 50% of UABL Limited                                                  Bahamas
             - 100% of Arlene Investment Inc.                                     Panama
                - 1% of Compania Naviera del Magdalena S.A.                     Colombia
             - 100% of Blueroad Finance Inc.                                      Panama
                - 100% of Candies Paraguayan Ventures LLC                 Louisiana, USA
                - 1% of Compania Naviera del Magdalena S.A.                     Colombia
             - 100% of Marine Financial Investment Corp.                          Panama
                - 1% of Compania Naviera del Magdalena S.A.                     Colombia
             - 100% of Corydon International S.A.                                Uruguay
                - 100% of Cedarino S.L.                                            Spain
                   - 90% of Parabal S.A.                                        Paraguay
                   - 97.5% of Riverpar S.A.                                     Paraguay
                   - 99.6% of Sernova S.A.                                     Argentina
                   - 97.5% of UABL Paraguay S.A.                                Paraguay
                   - 96.6% of UABL S.A.                                        Argentina
                   - 90% of Yataity S.A.                                        Paraguay
                   - 63.3% of Agencia Maritima Argenpar S.A.                   Argentina
             - 100% of Lonehort S.A.                                             Uruguay
             - 100% of UP River Ltd.                                             Bahamas
                - 100% of UABL International S.A.                                 Panama
                   - 96% of Compania Naviera del Magdalena S.A.                 Colombia
                - 100% of Thurston Shipping Inc.                                  Panama
                   - 47.1% of Compania Paraguaya de
                     Transporte Fluvial S.A.                                    Paraguay
                   - 10% of Parabal S.A.                                        Paraguay
                   - 2.5% of Riverpar S.A.                                      Paraguay
                   - 0.4% of Sernova S.A.                                      Argentina
                   - 2.5% of UABL Paraguay S.A.                                 Paraguay
                   - 3.4% of UABL S.A.                                         Argentina
                      - 36.7% of Agencia Maritima Argenpar S.A.                Argentina
                   - 10% of Yataity S.A.                                        Paraguay
                      - 1% of Compaoia Naviera del Magdalena S.A.               Colombia
             - 100% of UABL Barges (Panama) Inc.                                  Panama
                - 52.9% of Compania Paraguaya de Transporte
                  Fluvial S.A.                                                  Paraguay
             - 100% of UABL S.A.                                                  Panama
       - 100% of Ravenscroft Shipping (Bahamas) S.A.                             Bahamas
          - 100% of Ravenscroft Ship Management Ltd.                             Bahamas
             - 100% of Ravenscroft Ship Management Ltd.                  United Kingdom)
          - 100% of Zulia Shipping Inc.                                           Panama
             - 100% of Zulia Ship Management Ltd.                                Bahamas
          - 100% of Tecnical Services S.A.                                       Uruguay
          - 100% of Ravenscroft Holdings Inc.                               Florida, USA
             - 100% of Ravenscroft Ship Management Inc.                     Florida, USA
             - 100% of Elysian Ship Management Inc.                         Florida, USA
          - 100% of Elysian Ship Management Ltd.                                 Bahamas

D.   PROPERTY PLANTS, AND EQUIPMENT

     Ravenscroft is headquartered in our own 16,007 square foot building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America.

     In addition we own a repair facility and dry dock at Pueblo Esther, Argentina, and through 50% joint venture participations, two grain loading ports in Paraguay. We also own land large enough for the construction of two terminals in Argentina. We also rent offices in Argentina, Brazil, and Paraguay and a shipyard in Argentina.

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

A.   OPERATING RESULTS

Our Company

     We are an industrial shipping company serving the marine transportation needs of clients in the markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

     o Our River Business, with 502 barges, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers which flow through Argentina, Bolivia, Brazil, Paraguay and Uruguay, to ports serviced by ocean export vessels. According to Doll Shipping Consultancy, or DSC, as a whole, these countries are estimated to account for approximately 47% of world soybean production in 2006, from 29% in 1995.

     o Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of proprietarily designed, technologically advanced platform supply vessels, or PSVs, including four in operation and four under construction. Two PSVs are under construction in Brazil and are contracted to be delivered in the second quarter of 2007 and in 2008, respectively. We recently contracted with a yard in India to construct two PSVs for delivery commencing in 2009, with an option to build two more.

     o Our Ocean Business owns and operates eight oceangoing vessels, including three Handysize/small product tankers that we intend to use in the South American coastal trade where we have preferential rights and customer relationships, three versatile Suezmax/Oil-Bulk-Ore, or Suezmax OBO, vessels, one Aframax tanker and one semi-integrated tug/barge unit. Our Ocean Business fleet has an aggregate capacity of approximately 651,000 dwt, and our three Suezmax OBOs are capable of carrying either dry bulk or liquid cargos, providing flexibility as dynamics change between these market sectors.

     o Our Passenger Business fleet consists of two vessels with a total carrying capacity of approximately 1,600 passengers, and operates primarily in the European cruise market. We currently employ our largest passenger vessel under a multi-year seasonal charter with a European tour operator and the other vessel will be employed in the Aegean Sea for the European summer season of 2007. In addition, we have operated one of our vessels during periods outside the European travel season for certain events.

     Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry.

Developments in 2006

     On March 20, 2006, we purchased all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A., or Ravenscroft, from two of our related parties, Crosstrade Maritime Inc., and Crosstrees Maritime Inc., for the purchase price of $11.5 million. The purchase price included a building in Coral Gables, Florida, U.S., independently valued at $4.5 million. Ravenscroft Shipping (Bahamas) S.A. is a holding company that is the ultimate parent of our vessel managers, Ravenscroft Ship Management Inc., which manages the vessels in our Ocean Business and Offshore Supply Business, and Elysian Ship Management Inc., which manages the vessels in our Passenger Business. The purchase price was paid in full with the proceeds of our initial public offering of 12,500,000 shares which closed on October 18, 2006 (our "IPO"). In compliance with the requirements of our indenture related to the Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

     On March 20, 2006, Los Avellanos and Avemar Holdings (Bahamas) Ltd., or Avemar, two of our shareholders, cancelled their agreement pursuant to which Avemar had previously granted Los Avellanos an irrevocable proxy to vote our shares owned by Avemar and agreed to cancel the shares owned by Avemar upon the closing of our IPO.

     On March 20, 2006, we exercised our option to repurchase from Los Avellanos 25,212 shares of our common stock for a total consideration of $0.9 million, and the $0.9 million note originally issued in connection with the option was cancelled.

     On March 21, 2006, we separately purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., or UP Offshore, a company through which we operate our Offshore Supply Business, from an affiliate of Solimar, one of our shareholders, for a purchase price of $48.0 million. Following this acquisition, we hold 94.45% of the issued and outstanding shares of UP Offshore. The purchase price was paid in full with the proceeds of our IPO. In compliance with the requirements of our indenture related to the Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

     On May 3, 2006, we signed an agreement with International Finance Corporation, or IFC, to purchase from IFC the 7.14% of UP River (Holdings) Ltd., or UP River, an entity that owned the 50% of UABL Limited that we did not own, for the price of $6.2 million. As part of this agreement, IFC agreed to waive its option to convert its interest in UP River to shares in our company and its right to participate in our IPO. Our obligation under this agreement was paid from proceeds of our IPO.

     On August 8, 2006, we took delivery of the fourth PSV in our Offshore Supply Business fleet, UP Topazio, from EISA - Estaleiro Ilha S.A. in Rio de Janeiro, Brazil.

     On September 8, 2006, we entered into a Memorandum of Agreement with the Argos Group to form a joint venture to establish a river transportation company on the Magdalena River in Colombia.

     On October 18, 2006, we completed our IPO. The gross proceeds of our IPO to us were $137.5 million.

     On October 20, 2006, UP Offshore (Bahamas) Ltd. redeemed all of the outstanding Series A Preferred Shares held by IFC for an amount of $4.3 million with proceeds from our IPO.

     On October 23, 2006, we signed a Memorandum of Agreement to purchase the Rea (which we renamed Amadeo), a 39,530 dwt. crude oil and product tanker for a purchase price of $19.1 million. On December 1, 2006 we took delivery of the Amadeo and took her to a yard in Romania where she is undergoing conversion to double hull prior to her employment in the South American cabotage trade.

     On October 31, 2006, we announced in Athens, Greece, that one of our subsidiaries in the Passenger Business would employ our vessel Grand Victoria (to be renamed Blue Monarch) on 7-day cruises in Greece and Turkey. Monarch Classical Cruises will be responsible for the marketing of these cruises, and the Blue Monarch will not have a guaranteed minimum income for the European Summer of 2007.

     On November 10, 2006, the underwriters of our IPO exercised their over-allotment option to purchase from the selling shareholders in our IPO an additional 232,712 shares of our common stock. We did not receive any of the proceeds from the sale of shares by these shareholders in the over-allotment option.

     On November 20, 2006, we signed a Memorandum of Agreement to purchase the Cadenza (which we renamed Alejandrina), a 9,219 dwt. oil tanker, for a purchase price of $17.0 million.

     On December 28, 2006, we entered into a $61.3 million senior secured term loan agreement with DVB Bank AG to refinance our four PSVs currently in operation (UP Esmeralda, UP Safira, UP Agua-Marinha and UP Topazio), which was drawn down in two installments in January and March 2007, respectively. We used the proceeds from this loan primarily to pay off outstanding financings for these vessels and cash to fund our acquisition program.

Recent Developments

     On January 5, 2007, we took delivery of the Alejandrina and she was positioned for employment in the South American cabotage trade where she commenced service in March 2007.

     On January 27, 2007, we entered into a $13.6 million senior secured term loan agreement with Natixis as post delivery finance for the acquisition of the Alejandrina.

     On February 21, 2007, we entered into two shipbuilding contracts with a yard in India to construct two PSVs with deliveries commencing in 2009. The price for each new PSV to be built in India is $21.7 million.

     On March 7, 2007, we executed a Stock Purchase Agreement and other complementary agreements with the Shareholders of Compania Paraguaya de Transporte Fluvial S.A. ("CPTF") and Candies Paraguayan Ventures LLC ("CPV") whereby we purchased 100% of the stock of CPTF and CPV. Through the purchase of these two companies, we acquired ownership of one 4,500 HP pushboat (the Captain Otto Candies) and twelve Jumbo 2,500 dwt barges (the Parana barges) all built in the United States in 1995. The total purchase price paid by us for the shares under the respective agreements was $13.8 million.

Factors Affecting Our Results of Operations

     We organize our business and evaluate performance by the following business segments: the Ocean Business, River Business and, beginning in 2005, the Offshore Supply Business and Passenger Business. The accounting policies of the reportable segments are the same as those for the consolidated financial statements. We do not have significant intersegment transactions.

Revenues

     In our River Business, we contract for the carriage for cargos, in substantially all cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

     In our Offshore Business, we contract substantially all of our capacity under time charters to charterers in the North Sea and Brazil. During the first quarter of 2006, prior to the acquisition of 66.67% of the stock of UP Offshore, the revenues and expenses of UP Offshore were not consolidated with ours. However, two PSVs owned by UP Offshore were operated by us in the North Sea under charters. The revenues of these charters were recognized in our financial statements.

     In our Ocean Business, we contract our cargo vessels either on a time charter basis or COA basis. Some of the differences between time charters and COAs are summarized below.

          Time Charter
          ------------

               o We derive revenue from a daily rate paid for the use of the vessel, and

               o the charterer pays for all voyage expenses, including fuel and port charges.

          Contract of Affreightment (COA)
          -------------------------------

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

     The structure of our seasonal contracts for our Passenger Business provides us with a stable revenue stream as well as the flexibility to operate the vessels in other regions of the world at the end of the contract term. We have operated one of our vessels during periods outside the European travel season for certain events.

     Time charter revenues accounted for 54% of the total revenues from our businesses for 2006, and COA revenues accounted for 46%. With respect to COA revenues in 2006, 77% were in respect of repetitive voyages for our regular customers and 23% were in respect of single voyages for occasional customers.

     In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. In 2005, our results of operations were negatively impacted due to the decline in soybean production associated with that year's drought. Continuing drought conditions have also affected the size of the Paraguayan soybean crop in 2006. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

     In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during 2006. In the first half of 2006, the international dry bulk freight market maintained average rates below those experienced in the first half of 2005. However, in the second half of 2006, those average freight rates generally increased above the levels experienced in the same period of 2005.

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

     In addition to the vessel operating expenses, our other primary operating expenses in 2006 included general and administrative expenses related to ship management and administrative functions. During the first quarter of 2006, we acquired Ravenscroft and the administrative-related assets and personnel of Oceanmarine. Accordingly, going forward, we do not expect to pay significant fees to any third party for ship management and administrative functions.

     In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

     In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties including Gulf Offshore North Sea (UK) which provide brokerage services.

     In our Passenger Business, operating expenses include all vessel management, crewing, stores, insurance, lubricants, repairs and maintenance, catering, housekeeping and entertainment staff. Voyage expenses may include port expenses and bunkers if such services are for our account. Similarly, they may include the cost of food and beverages if such amounts are for our account under the charter agreement.

     Through our River Business, we own a floating drydock and a repair facility for our river fleet at Pueblo Esther, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina and a repair and shipbuilding facility in Argentina.

     Through our acquisition of UP Offshore, we now hold a lease for office space in Rio de Janeiro, Brazil. In addition, through our recent acquisition of Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. Through our acquisition of the administrative functions of Oceanmarine, a related party, we now hold a sublease to an office in Buenos Aires, Argentina.

Foreign Currency Transactions

     During 2006, 78% of our revenues were denominated in U.S. dollars. Also, for the year ended December 31, 2006, 10% of our revenues were denominated and collected in Euros, 12% of our revenues were denominated and collected in British Pounds and 1% of our revenues was denominated and collected in Reais (Brazil). However, 15% of our total revenues were denominated in U.S. dollars but collected in Argentine Pesos, Brazilian Reais and Paraguayan Guaranies. Significant amounts of our expenses were denominated in U.S. dollars and 31% of our total out of pocket operating expenses were paid in Argentine Pesos, Brazilian Reais and Paraguayan Guaranies.

     Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing during the month of each transaction.

Inflation and Fuel Price Increases

     We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces.

     In 2005 and prior, in our River Business, we adjusted the fuel component of our cost into the freights on a seasonal or yearly basis, and therefore we were adversely affected during that particular period by rising bunker prices which are only partially offset by a hedge of a minor part of our fuel consumption and by bunker price adjustment formulas in some of our contracts. In 2006 and thereafter, we have negotiated fuel price adjustment clauses in most of our contracts.

     In the Offshore Supply and Passenger Businesses, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply of fuel.

     In our Ocean Business, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our immediate future operations, because our vessels are currently chartered to third parties and it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a vessel's fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices settle at a higher level.

Seasonality

     Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for oil tankers tends to be strongest during the winter months in the Northern hemisphere. Demand for drybulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in our first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates. Under existing arrangements, our Passenger Business currently generates its revenue during the European cruise season, which runs from May through October of each year.

Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

     The following table sets forth certain historical income statement data for the periods indicated derived from our statements of income expressed in thousands of dollars.

                                                         Year ended December 31,
                                                         -----------------------

                                                                         Percent
                                                 2006          2005       Change
                                               -------       -------     -------

Revenues
   Attributable to River Business              $79,124       $54,546         45%
   Attributable to Offshore Supply Business     26,289         6,532        302%
   Attributable to Ocean Business               39,202        49,874       -21%
   Attributable to Passenger Business           28,851        14,409        100%
                                               -------       -------

Total revenues                                 173,466       125,361         38%
                                               -------       -------
   Voyage expenses
   Attributable to River Business              (33,536)      (25,710)        30%
   Attributable to Offshore Supply Business     (3,451)       (4,980)      -31%

   Attributable to Ocean Business                 (602)       (1,371)      -56%
   Attributable to Passenger Business           (5,856)       (1,766)       232%
                                               -------       -------

Total voyage expenses                          (43,445)      (33,827)        28%
                                               -------       -------

Running cost
   Attributable to River Business              (20,595)      (17,820)        16%
   Attributable to Offshore Supply Business     (6,264)       (1,218)       414%
   Attributable to Ocean Business              (13,788)      (12,636)         9%
   Attributable to Passenger Business          (13,518)       (7,560)        79%
                                               -------       -------

Total running costs                            (54,165)      (39,234)        38%
                                               -------       -------

   Amortization of drydocking
     expense                                    (7,830)       (6,839)        14%
   Depreciation of vessels and
     equipment                                 (19,920)      (14,494)        37%
   Amortization of intangible assets              (590)           --         --
   Management fees and
     administrative and commercial
     expenses                                  (14,416)       (9,735)        48%
Other operating income (expenses)                 (198)       22,021         --
                                               -------       -------
Operating profit                                32,902        43,253       -24%
                                               -------       -------
Financial expense                              (19,025)      (19,141)       -1%

Financial gain (loss) on
extinguishment of debt                          (1,411)           --         --

Other income (expenses)                          2,180         1,039        110%
                                               -------       -------
Total other expenses                           (18,256)      (18,102)         1%
                                               -------       -------

Income before income taxes and
minority interest                               14,646        25,151       -42%
Income taxes                                    (2,201)         (786)       180%
Minority interest                               (1,919)       (9,797)      -80%
                                               -------       -------
Net income                                     $10,526        14,568       -28%
                                               =======       =======

     Revenues. Total revenues from our River Business increased by 45% from $54.5 million in 2005 to $79.1 million in 2006. This increase is primarily attributable to a 19% increase in volumes transported and a 24% increase in unit prices.

     Total revenues from our Offshore Supply Business increased from $6.5 million in 2005 to $26.3 million in 2006. This increase is attributable to higher time charter rates of our existing PSVs UP Esmeralda and UP Safira as well as their being in service for a full year compared to less than half a year in 2005, and the operations of two new PSVs placed into service during 2006, UP Agua-Marinha and UP Topazio.

     Total revenues from our Ocean Business decreased from $49.9 million in 2005 to $39.2 million in 2006, or a decrease of 21%. This decrease is mainly attributable to the lower time charter rates of Princess Nadia, Princess Susana and Princess Katherine, as well as the lesser number of operational days of the vessels in 2006 due to the fact that all three of the vessels underwent special survey and drydocking in the fourth quarter of 2006, partially offset by higher time charter rates of Princess Marina and a full year operation of the Miranda I, which had started operations in October 2005.

     Total revenues from our Passenger Business were $28.9 million in 2006, as compared to $14.4 million in 2005. This 100% increase is mainly attributable to higher contractual revenue per passenger from, and a larger number of operational days for, our New Flamenco in 2006 and to the entry in operation of the Grand Victoria in 2006.

     Voyage expenses. In 2006, voyage expenses of our River Business were $33.5 million, as compared to $25.7 million for 2005, an increase of $7.8 million. The increase is mainly attributable to an increase in fuel expense due to a combination of larger volumes consumed consistent with the larger volumes of cargo carried and higher fuel prices.

     In 2006, voyage expenses of our Offshore Supply Business were $3.5 million, as compared to $5.0 million in 2005. The decrease is primarily attributable to the effect of the bareboat charter paid for our new PSVs UP Esmeralda and UP Safira during the last six months of 2005 whereas the effect of those bareboat charters in 2006 occurred only in the first quarter prior to the consolidation of UP Offshore as well as the incurrence of $1.0 million in expenses primarily related to the transport of these vessels from China, where they were constructed, to their deployment in the North Sea.

     In 2006, voyage expenses of our Ocean Business were $0.6 million, as compared to $1.4 million for 2005. The decrease is primarily attributable to the decrease in brokerage commissions of our Princess Nadia, Princess Katherine and Princess Susana.

     In 2006, voyage expenses of our Passenger Business were $5.9 million, as compared to $1.8 million in 2005. The increase of $4.1 million is mainly attributable to increased voyage expenses of our New Flamenco, consistent with the larger number of operational days and the entry into operation of our Grand Victoria in 2006.

     Running costs. In 2006, running costs of our River Business were $20.6 million, as compared to $17.8 million in 2005, an increase of $2.8 million. This increase is primarily attributable to higher boat costs due to an increased utilization of pushboats (approximately 1.5 extra pushboats per month) consistent with the larger volumes of cargo carried.

     In 2006, running costs of our Offshore Supply Business were $6.3 million, as compared to $1.2 million in 2005. This increase is mainly attributable to the running cost incurred with the new PSVs UP Agua-Marinha and UP Topazio delivered to us in March and September 2006, respectively as well as a full year operation of our UP Esmeralda and UP Safira compared to less than half a year in 2005.

     In 2006, running costs of our Ocean Business were $13.8 million, as compared to $12.6 million in 2005, an increase of 9%. This increase is mainly attributable to higher running costs on our Princess Susana and Princess Katherine, and Alianza G3, and a full year operation of the Miranda I against only one quarter in 2005.

     In 2006, running costs of our Passenger Business were $13.5 million, compared to $7.6 million in 2005. This increase is attributable to an increase in the running costs for the New Flamenco primarily due to a larger number of operating days in 2006, as well as the entry into operations of our Grand Victoria (which was recertified during 2005).

     Amortization of drydocking expense. Amortization of drydocking and special survey costs increased by $1.0 million, or 14%, to $7.8 million in 2006 as compared to $6.8 million in 2005. The increase is primarily attributable to the higher amortization of expenses for our Princess Marina, partially offset by the decrease in amortization due to the sale of our Cape Pampas in 2005.

     Depreciation of vessels and equipment. Depreciation increased by $5.4 million, or 37%, to $19.9 million in 2006 as compared to $14.5 million in 2005. This increase is primarily due to a full year depreciation for our Miranda I (which we purchased in September 2005), the increase in depreciation of some of our River Business equipment, increase in depreciation of our New Flamenco (which was fully refurbished between November 2005 and February 2006), the depreciation of our Grand Victoria after being recertified in 2005, and the consolidation of UP Offshore since March 2006.

     Amortization of intangible assets. Amortization of intangible assets was $0.6 million in 2006, as compared to $0.0 million in 2005. This increase is attributable to the purchase of our subsidiary Ravenscroft in March 2006.

     Management fees and administrative and commercial expenses. Management fees and administrative expenses were $14.4 million in 2006 as compared to $9.7 million in 2005. This increase of $4.7 million is attributable mainly to an increase in the overhead expenses on our River Business and to the consolidation of UP Offshore since March 2006.

     Other operating income (expenses). Other operating income (expenses) were expenses of $0.2 million in 2006 as compared to income of $22.0 million in 2005. This income change is attributable mainly to the effect of the sale of the vessel Cape Pampas in 2005.

     Operating profit. Operating profit for the year 2006 was $32.9 million, a decrease of $10.4 million from 2005. The difference is mainly attributable to the effect of the sale of the Cape Pampas in 2005, lower charter rates obtained by our three Suezmax OBOs, partially offset by higher operating profit from the Passenger Business and River Business, and by the consolidation of UP Offshore since March 2006.

     Financial expense. Financial expense had no significant variation from $19.0 million in 2006 as compared to $19.1 million in 2005.

     Financial gain (loss) on extinguishment of debt. Financial loss on extinguishments of debt for 2006 was $1.4 million, as compared to $0.0 million in 2005. This increase is mainly attributable to the loss recognized during the fourth quarter of 2006 in connection with the early repayment of our indebtedness related to our River Business with funds from our IPO.

     Minority interest. Minority interest decreased by $7.9 million to $1.9 million in 2006 as compared to $9.8 million in 2005. This variation is mainly attributable to 40% of the gain of the sale of the Cape Pampas in 2005 and partially offset by the consolidation of UP Offshore since March 2006 and $0.9 million attributable to the premium paid on the early redemption of UP Offshore's preferred shares to IFC with funds from our IPO.

     Income taxes. The charge for income taxes in 2006 was $2.2 million, compared with $0.8 million in 2005. The higher charge in 2006 compared with 2005 reflects the significantly higher operating income in our Offshore Supply Business (which is consolidated since March 2006) subject to the determination of taxable income in Chile and Brazil. Some of our income was subject to Chilean income tax due to a charter of two of our vessels to our Chilean subsidiary, which expired on January 31, 2007. The income from these vessels will no longer be subject to Chilean income taxes beginning February 1, 2007. In addition, our deferred income tax charge increased from excess accelerated tax depreciation over book depreciation and from unrealized foreign currency exchange gains on US dollar denominated debt of our Brazilian subsidiary, which is partially offset by the impact of the tax rate on the intangible amortization.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

     The following table sets forth certain historical income statement data for the periods indicated derived from our statements of income expressed in thousands of dollars.

                                                Year Ended December 31,
                                                ------------------------
                                                2005           2004           Percent Change
                                                ---------      ---------      --------------
Revenues
   Attributable to River Business               $  54,546      $  41,111             33%
   Attributable to Offshore Supply Business         6,532             --             --
   Attributable to Ocean Business                  49,874         54,049             -8%
   Attributable to Passenger Business              14,409             --             --
                                                ---------      ---------
                             Total revenues       125,361         95,160             32%
                                                ---------      ---------

Voyage expenses
   Attributable to River Business                 (25,710)       (15,340)            68%
   Attributable to Offshore Supply Business        (4,980)            --             --
   Attributable to Ocean Business                  (1,371)          (583)           135%
   Attributable to Passenger Business              (1,766)            --             --
                                                ---------      ---------
                      Total voyage expenses       (33,827)       (15,923)           112%
                                                ---------      ---------

Running costs
   Attributable to River Business                 (17,820)       (12,512)            42%
   Attributable to Offshore Supply Business        (1,218)            --             --
   Attributable to Ocean Business                 (12,636)       (12,380)             2%
   Attributable to Passenger Business              (7,560)            --             --
                                                ---------      ---------
                        Total running costs       (39,234)       (24,892)            58%
                                                ---------      ---------

Amortization of drydocking expense                 (6,839)        (5,195)            32%
Depreciation of vessels and equipment             (14,494)       (13,493)             7%
Management fees and administrative and
commercial expenses                                (9,735)        (9,007)             8%
                                                ---------      ---------
Other operating income                             22,021            784          2,709%
                                                ---------      ---------
Operating profit                                   43,253         27,434             58%
                                                ---------      ---------
Financial expense                                 (19,141)       (16,134)            19%

Financial gain (loss) on extinguishment
of debt                                                --         (5,078)            --

Other income (expenses)                             1,039            699             49%
                                                ---------      ---------
                       Total other expenses       (18,102)       (20,513)           -12%
                                                ---------      ---------

Income before income taxes and
minority interest                                  25,151          6,921            263%
Income taxes                                         (786)          (642)            22%
Minority interest                                  (9,797)        (1,140)           759%
                                                ---------      ---------
Net Income                                      $  14,568      $   5,139            183%
                                                =========      =========

     Revenues. Total revenues from our River Business increased by 33% from $41.1 million in 2004 to $54.6 million in 2005. This increase is primarily attributable to the consolidation of UABL since the second quarter of 2004, while in the first quarter of 2004 revenues from our river fleet only included the net charter proceeds which we received from chartering some of our vessels from UABL.

     Total revenues from our Offshore Supply Business increased from $0.0 in 2004 to $6.5 million in 2005. This increase is attributable to the time charter revenues of our new PSVs UP Esmeralda and UP Safira, which we operated temporarily under a bareboat charter by our subsidiary Corporacion de Navegacion Mundial S.A. during the last six months of 2005.

     Total revenues from our Ocean Business decreased from $54.0 million in 2004 to $49.8 million in 2005, or a decrease of 8%. This decrease is attributable to the sale of the Cape Pampas in May 2005 and the lower time charter rate of the Princess Susana. These decreases were partially offset by the higher time charter rates of the Princess Nadia and the Princess Katherine during the first six months of 2005 and by the revenues generated by our newly acquired vessel, Miranda I, in the fourth quarter of 2005.

     Total revenues from our Passenger Business were $14.4 million in 2005. We did not earn revenues in our Passenger Business in 2004. We did not operate any passenger vessels in 2004. The new revenue is attributable to the effect of the revenues of the New Flamenco, which was acquired and first placed in service during 2005.

     Voyage expenses. In 2005, voyage expenses of our River Business were $25.7 million, as compared to $15.3 million for 2004, an increase of $10.4 million. The increase is attributable to the consolidation of UABL as our subsidiary in the second quarter of 2004 and the increase of the price of fuel oils.

     In 2005, voyage expenses of our Offshore Supply Business were $5.0 million, as compared to $0.0 in 2004. The increase is primarily attributable to the bareboat charter of $4.0 million paid for our new PSVs UP Esmeralda and UP Safira during the last six months of 2005 as well as the incurrence of $1.0 million in expenses primarily related to the transport of these vessels from China, where they were constructed, to their deployment in the North Sea.

     In 2005, voyage expenses of our Ocean Business were $1.4 million, as compared to $0.6 million for 2004. The increase is primarily attributable to higher brokerage commissions partially offset by a decrease primarily attributable to the voyage expenses of the Princess Eva, which was sold during 2004.

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

     In 2005, running costs of our Offshore Supply Business were $1.2 million, as compared to $0.0 in 2004. This increase is attributable to the running cost incurred with the new PSVs UP Esmeralda and UP Safira owned by UP Offshore and operated temporarily by our subsidiary Corporacion de Navegacion Mundial S.A. under a bareboat charter during the second half of 2005.

     In 2005, running costs of our Ocean Business were $12.6 million, as compared to $12.4 million in 2004, an increase of 2%. This increase is mainly attributable to the operation of our newly acquired vessel Miranda I and was partially offset by the decrease of running cost attributable to the sale of the vessels Princess Eva in 2004 and by the sale of the Cape Pampas in 2005.

     In 2005, running costs of our Passenger Business were $7.6 million, compared to $0.0 in 2004. This increase is attributable to the effect of the running cost of our vessel New Flamenco, which we acquired in 2005. We did not operate any passenger vessels in 2004.

     Amortization of drydocking. Amortization of drydocking and special survey costs increased by $1.6 million, or 32%, to $6.8 million in 2005 as compared to $5.2 million in 2004. The increase is primarily attributable to the amortization expenses of the vessels Alianza G-3, Princess Katherine, Princess Susana and Princess Nadia and the increase in the numbers of vessels in our river fleet, partially offset by the decrease of amortization of drydocking expense attributable to the sale of the vessels Princess Eva in 2004 and Cape Pampas in 2005.

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

     At December 31, 2006, we had aggregate indebtedness of $220.7 million, consisting of $180.0 million aggregate principal amount of our First Preferred Ship Mortgage Notes due 2014, or the Notes, and indebtedness of our new subsidiary UP Offshore of $39.0 million under two senior loan facilities with DVB NV and DVB Bank AG, plus accrued interest of $1.7 million.

     At December 31, 2006, we had cash and cash equivalents on hand of $20.6 million.

     As a result of the early repayment of our indebtedness related to our River Business and the early redemption of UP Offshore's preferred shares held by IFC paid with funds from proceeds of our IPO, we incurred a loss of $2.3 million that was recorded in the fourth quarter of 2006.

     On December 28, 2006, we entered into a $61.3 million senior secured term loan agreement with DVB Bank AG. We drew on this facility in January and March 2007 to its full amount primarily to pay off outstanding indebtedness for our PSVs in an amount of $25.3 million and to fund our acquisition program.

     On January 24, 2007, we entered into a $13.6 million senior secured term loan agreement with Natixis as post-delivery financing for the acquisition of the Alejandrina.

Operating Activities

     During the year ended December 31, 2006, we generated $28.8 million in cash flow from operations compared to $16.7 million in the year ended December 31, 2005. Net income for the year ended December 31, 2006 was $10.5 million as compared to $14.6 million in the year ended December 31, 2005, a decrease of $4.1 million.

     The increase in cash flow from operations is mainly attributable to higher income from operations, excluding depreciation, amortization and the gain on sale of assets, offset somewhat by greater working capital needs.

Investing Activities

     During the year ended December 31, 2006, we disbursed $10.2 million to refurbish the New Flamenco and to recertify and recommission the Grand Victoria, $9.7 million to enlarge and refurbish barges and pushboats as well as to purchase a new crane and associated equipment in our River Business, and $9.0 million in respect of PSV vessels under construction, $1.8 million on double hull works for the Miranda I, $1.8 million as an advance for the purchase of the Alejandrina and $20.2 million to purchase the Amadeo.

     In addition, in 2006 we disbursed $65.2 million (net of $.05 million cash acquired) for the acquisition of 66.67% of UP Offshore, all of the shares of Ravenscroft and the minority interest in our River Business.

     In 2005, we received net proceeds of $37.9 million from the Cape Pampas sale.

Financing Activities

     Net cash provided by financing activities was $88.0 million during the year ended December 31, 2006, compared to net cash provided by financing activities of $6.4 million during the year ended December 31, 2005. The increase in cash provided by financing activities from 2005 to 2006 is mainly attributable to the net proceeds of our IPO for $125.2 million when partially offset by the early repayment of principal of our outstanding debt in our River Business of $33.1 million, the early redemption of UP Offshore's preferred shares to IFC of $4.3 million and $2.6 million in cash used for the retirement of minority interests in our subsidiary Ultracape (Holdings) Ltd.

Future Capital Requirements

     Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring second-hand vessels, increasing the size of many of our barges and replacing the engines in our line pushboats with new engines that burn less expensive heavy fuel oil. We currently estimate that the construction of new vessels that are currently on order in India will require additional funds of approximately $34.6 million, the cost of increasing the size of many of our barges will cost approximately $30.0 million and the cost of replacing the engines in our line pushboats will cost approximately $46.0 million. In addition, amounts to be paid in connection with the construction of our PSVs in Brazil. In addition, we expect to pay approximately $6.0 million to expand our shipyard in Argentina to adequately equip it to build new barges. We will also make capital expenditures to fund the building of these new barges beginning in 2008. These expenses will be incurred at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

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

     Revenues are earned under time charters, bareboat charters, consecutive voyage charters or affreightment/voyage contracts. Revenue from time charters and bareboat charters is earned and recognized on a daily basis. Revenue for the affreightment contracts and consecutive voyage charters is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the departure of discharged vessel of previous cargo and is deemed to end upon the completion of discharge of the current cargo. The percentage of voyage completion is based on the miles transited at the balance sheet date divided by the total miles expected on the voyage. The position of the barge at the balance sheet date is determined by locating the position of the boat with the barge in tow through use of a global positioning system.

     Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned.

     Revenue from our passenger vessels business is recognized upon completion of voyages, together with revenues from on board and other activities.

     From time to time we provide ships salvage services under Lloyd's Standard Form of Salvage Agreement ("LOF"). The Company recognizes costs as incurred on these LOF services. Revenue is recognized to the extent of costs incurred in order to appropriately match revenues with costs, provided that the Company has earned the revenue. The Company has historically recovered at least its cost in all of its prior salvage operations. Additional revenues in excess of costs incurred are recorded at the time the final LOF settlement or arbitration award occurs.

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

     Depreciation is computed net from the estimated scrap value, which is equal to the product of each vessel's lightweight tonnage and estimated scrap value per lightweight ton, and is recorded using the straight-line method over the estimated useful lives of the vessels. Acquired secondhand vessels are depreciated from the date of their acquisition over the remaining estimated useful life.

     Listed below are the estimated useful lives of vessels and equipment:

                                                                 Useful lives
                                                                  (in years)
                                                              ------------------

     River barges and pushboats                                       35
     PSVs                                                             24
     Ocean-going vessels                                              24
     Passenger vessels                                                45
     Furniture and equipment                                        5 to 10

     However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, these regulations only affect one of our vessels in the Passenger Business with no significant effects on its useful life.

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

Drydock Costs

     Our vessels must be periodically drydocked and pass inspections to maintain their operating classification and/or as mandated by maritime regulations. Costs incurred to drydock the vessels are deferred and amortized over the period to the next drydocking, generally 24 to 36 months. Drydocking costs may be comprised of painting the vessel hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards. Costs include actual costs incurred at the yard, cost of fuel consumed, and the cost of hiring riding crews to effect repairs. The unamortized portion of dry dock costs for vessels that are sold are written off to and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

     Expenditures for maintenance and minor repairs are expensed as incurred.

Insurance claims receivable

     Insurance claims receivable represent costs incurred in connection with insurable incidents for which the Company expects to be reimbursed by the insurance carriers, subject to applicable deductibles. Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident. Expenses incurred for insurable incidents in excess of deductibles are recorded as receivables pending the completion of all repair work and the administrative claims process. The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which we are a member. The Company has historically recovered at least its cost in substantially all of its prior covered incidents.

Recent accounting pronouncements

     In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS109, Accounting for Income Taxes ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not expect that the adoption of FIN 48 will have a significant impact on our financial position and results of operations.

Off-balance sheet arrangements.

     We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risks

Inflation and Fuel Price Increases

     We do not believe that inflation has a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces.

     Inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our future operations in the case of our ocean vessels which are mostly time chartered to third parties since it is the charterers who pay for fuel. If our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a ship's fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level. In our River Business, we have some of our freight agreements adjusted by bunker prices adjustment formula, and in other cases we have periodic renegotiations which adjust for fuel prices, and in other cases we adjust the fuel component of our cost into the freights on a seasonal or yearly basis. In our Offshore Supply Business and Passenger Business, the charterers are generally responsible for the cost of fuel. However in the case of one of our passenger vessels we will be responsible for the supply of fuel and consequently we undertake the risk of fluctuations in the price of fuel.

Interest Rate Fluctuation

     We are exposed to market risk from changes in interest rates, which may adversely affect our results of operations and financial condition. Our policy is not to use financial instruments for trading or other speculative purposes, and we are not a party to any leveraged financial instruments.

     Short term variable rate debt composed $4.7 million of our total debt as of December 31, 2006. Long term variable rate debt composed $34.3 million of our total debt as of December 31, 2006. Our variable rate debt had an average interest rate of 7.69% as of December 31, 2006. A 1% increase in interest rates on $39.0 million of debt would cause our interest expense to increase on average $0.4 million per year over the term of the loans, with a corresponding decrease in income before taxes.

Foreign Currency Fluctuation

     We are an international company and, while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. We use U.S. dollars as our functional currency, and therefore, our future operating results may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. A large portion of our revenues are denominated in U.S. dollars as well as a significant amount of our expenses. However, changes in currency exchange rates could affect our reported revenues, and even our margins if costs incurred in multiple currencies are different than, or in a proportion different to, the currencies in which we receive our revenues.

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

     Interest on the Notes is payable semi-annually on May 24 and November 24 of each year. The Notes are senior obligations guaranteed by some of our subsidiaries directly involved in our Ocean, River and Passenger Businesses. The Notes are secured by first preferred ship mortgages on 19 vessels, two oceangoing barges and 202 river barges.

     The Notes are subject to certain covenants, including, among other things, limiting our and our subsidiaries' ability to incur additional indebtedness or issue preferred stock, pay dividends to shareholders, incur liens or execute sale leasebacks of certain principal assets and certain restrictions on our consolidating with or merging into any other person.

     Upon the occurrence of a change of control event, each holder of the Notes shall have the right to require us to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. A change of control means:

     o if any person beneficially owns more than 35% of our voting stock and Solimar, Los Avellanos, SIPSA, S.A. and their affiliates, the Permitted Holders, together beneficially own a lesser percentage and do not control the election of the majority of the board of directors of the Company, or

     o during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office; or

     o our merger or consolidation with or into another Person or the merger of another Person with or into us, or the sale of all or substantially all of our assets (determined on a consolidated basis) to another person other than (A) a transaction in which the survivor or transferee is a person that is controlled by the Permitted Holders or (B) a transaction following which (1) in the case of a merger or consolidation transaction, holders of securities that represented 100% of our common stock eligible to vote on matters requiring a shareholder vote immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the common stock eligible to vote on matters requiring a shareholder vote of the surviving Person in such merger or consolidation transaction immediately after such transaction and (2) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a subsidiary of the transferor of such assets.

In the first quarter of 2005, pursuant to a registration rights agreement, we completed a registered exchange offer in which we exchanged registered Notes for the Notes that were originally issued in order to allow the Notes to be eligible for trading in the public markets.

Loan with DVB Bank America NV (DVB NV) of up to $30 million:

     On April 27, 2005 UP Offshore (Panama) S.A. (our subsidiary in the Offshore Supply Business) entered into a $30.0 million loan agreement with DVB NV for the purpose of providing post delivery financing of two PSVs named UP Esmeralda and UP Safira, which were delivered in May and June 2005, and repaying existing financing and shareholder loans.

     This loan is divided into two tranches:

     o - Tranche A, amounting to $26.0 million, shall be repaid by (i) 40 consecutive quarterly installments of $0.5 million each beginning in September 2005 and (ii) a balloon repayment of $8.0 million together with the 40 installment and accrues interest at LIBOR rate plus 1.875% per annum if the Holding Company Guaranty has not been issued, and

     o - Tranche B, amounting to $4.0 million, shall be repaid by 12 consecutive quarterly installments of $0.3 million each beginning in September 2005 and accrues interest at LIBOR rate plus 2.25% per annum.

     The loan is secured by a mortgage on the UP Safira and UP Esmeralda and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB NV may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until June 2008 that the PSVs pledged as security have an aggregate market value of at least 85% of the value of the loan amount and at all times thereafter an aggregate market value of at least 75% of the value of the loan.

     The aggregate outstanding principal balance of the loan was $25.3 million at December 31, 2006.

Loan with DVB Bank AG (DVB AG) of up to $15.0 million:

     On January 17, 2006, UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary of the Offshore Supply Business) as Borrower, Packet Maritime Inc. and Padow Shipping Inc. as Guarantors and UP Offshore as Holding Company entered into a $15.0 million loan agreement with DVB AG for the purposes of providing post delivery financing of one PSV named UP Agua-Marinha delivered in February 2006.

     This loan is divided into two tranches:

     o - Tranche A, amounting to $13.0 million, shall be repaid by (i) 120 consecutive monthly installments of $75,000 each beginning in March 2006 and
(ii) a balloon repayment of $4.0 million together with the 120 installments which accrue interest at LIBOR rate plus a margin of 2.25% per annum, and

     o - Tranche B, amounting to $2.0 million, shall be repaid by 35 consecutive monthly installments of $56,000 each beginning in March 2006 which accrues interest at LIBOR rate plus a margin of 2.875% per annum.

     On January 24, 2007 UP Offshore Apoio Maritimo Ltda. and DVB AG amended and restated the margin of both tranches to 1.20% per annum effective since February 1, 2007.

     The loan is secured by a mortgage on the UP Agua Marinha and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until February 2009 that the UP Agua Marinha pledged as security has an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

The aggregate outstanding principal balance of the loan was $13.7 million at December 31, 2006.

Loan with DVB Bank AG (DVB AG) of up to $61.3 million:

     o On December 28, 2006, UP Offshore (Bahamas) Ltd., as Borrower, entered into a $61.3 million loan agreement with DVB AG for the purpose of refinancing three PSVs named UP Esmeralda, UP Safira and UP Topazio. The loan is divided into two advances, and shall be repaid by 40 consecutive quarterly installments as set forth in the repayment schedule therein.

The loan is secured by a mortgage on the UP Esmeralda, UP Safira, UP Topazio and UP Agua Marinha (together, the Mortgaged Vessels) and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd., UP Offshore Apoio Maritimo Ltda., Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires upon the until the third anniversary of the final advance under the loan, the Mortgaged Vessels pledged as security have an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

At December 31, 2006, there are no drawdowns under the loan agreement.

Senior Secured Term Loan with Natixis of $13.6 million:

     On January 29, 2007, Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina) as Borrower, and Ultrapetrol (Bahamas) Limited as Guarantor and Holding Company entered into a $13.6 million loan agreement with Natixis for the purpose of providing post delivery financing of one Panamanian flag small product tanker named Alejandrina.

     The loan must be repaid by (i) 40 consecutive quarterly installments of $0.2 million each beginning in June 2007 and (ii) a balloon repayment of $4.5 million payable simultaneously with the 40th quarterly installment. The loan accrues interest at LIBOR plus 1.00% per annum for so long as the Alejandrina remains chartered under standard conditions.

     The loan is secured by a mortgage on the Alejandrina and is guaranteed by Ultrapetrol (Bahamas) Limited. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Not Applicable.

D. TREND INFORMATION

     We believe the following developments and initiatives will have a significant impact on the operations of our various businesses.

River Business
--------------

     o New vessels. On March 7, 2007, we acquired ownership of an existing competitor in our river system adding to our fleet one 4,500 HP shallow drafted pushboat and twelve Jumbo 2,500 dwt barges, all of which were built in the United States in 1995.

     o Expansion and fuel efficiency initiatives - We have begun a three year program to expand the size of approximately 130 of our barges. To date, we have expanded 12 barges, and we expect to have a total of 62 expanded by the end of 2007. We are also working on a four year program to replace the diesel engines in 16 of our line pushboats with new engines that will burn less expensive heavy fuel oil. We have to date contracted to purchase six of these new engines from MAN Diesel with expected delivery dates in July and November of 2007.

     o Expansion of our barge construction capability. We plan to expand our shipyard in Argentina and adequately equip it to build new barges and grow our fleet in order to meet our expected future incremental demand in a cost effective manner. We expect that the most significant impact from these programs on our operations will occur after 2007.

Offshore Supply Business
------------------------

     o Acquisition of additional 66.67% interest - On March 21, 2006, we acquired an additional 66.67% of UP Offshore, which is the holding company for our Offshore Supply Business, raising our ownership to 94.45%. Prior to this transaction, we used the equity method of accounting for our investment in UP Offshore. Since the date of the transaction, we consolidate UP Offshore into our financial results.

     o New vessels - Our 2006 operating results reflect the partial year operations of two newly built PSVs, one that we received and placed into service in March 2006, and one that we received in August 2006 and placed into service in September 2006. We expect to take delivery of two more sister vessels currently under construction in Brazil in the second quarter 2007 and in 2008, respectively. In addition, we have recently signed contracts with a shipyard in India for the construction of two additional vessels to be delivered commencing in 2009, with an option to build two more.

Ocean Business
--------------

     o Vessel acquisitions and dispositions in our Ocean Business - On October 23, 2006, we purchased our Amadeo, a 39,530 mt dwt crude and product carrier. Upon delivery in December 2006, we sent this vessel to a Romanian shipyard where we have contracted for retro-fitting a double hull. We expect this vessel to commence service in South America in the second quarter 2007. On January 5, 2007 we took delivery of our new acquisition, Alejandrina, a 9,200 metric tons dwt 2006 built double hull product carrier which will commence service in South America in late March 2007.

Passenger Business
------------------

     o Vessel deployment in our Passenger Business. We completed a refurbishment of all passenger accommodations on the New Flamenco in February 2006 and she has secured employment at increased rates for the European summer season of 2007 with an option for the 2008 summer season. We have entered into an agreement with Monarch Classic Cruises for the Grand Victoria (to be renamed Blue Monarch) to participate in their program in the Aegean Sea during the European summer season of 2007.

E. OFF-BALANCE SHEET ARRANGEMENTS

     We do not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following schedule summarizes our contractual obligations and commercial commitments as of December 31, 2006. The amounts below include both principal and interest payments.

     Contractual Obligations
     -----------------------
--------------------------------------------------------------------------------------------------------------
                                                                  Payments due by period
--------------------------------------------------------------------------------------------------------------

                                                                           Two to       Four to       After
                                                                           three        five          five
                                                  Total      Current(a)    years(b)     years(c)      years(d)
--------------------------------------------------------------------------------------------------------------
                                                                  (Dollars in thousands)
--------------------------------------------------------------------------------------------------------------
1. Long - term debt obligations(e)

   - DVB Bank of America NV
   o   Tranche A (UP Offshore Panama)
                                                  $23,300       $1,800       $3,600       $3,600      $14,300
   o   Tranche B (UP Offshore Panama)
                                                    2,000        1,333          667           --           --
   - DVB Bank AG
   o   Tranche A (UP Offshore Apoio)
                                                   12,250          900        1,800        1,800        7,750
   o   Tranche B (UP Offshore Apoio)
                                                    1,444          667          777           --           --

-9% First Preferred Ship Mortgage
Notes due 2014                                    180,000           --           --           --      180,000
                                                 --------     --------     --------     --------     --------

Total long-term debt obligations                  218,994        4,700        6,844        5,400      202,050

Estimated interest on contractual debt
obligation

   - DVB Bank of America NV
   o   Tranche A (UP Offshore Panama)
                                                    9,774        1,639        2,886        2,365        2,884
   o   Tranche B (UP Offshore Panama)
                                                      133          114           19           --           --
   - DVB Bank AG
   o   Tranche A (UP Offshore Apoio)
                                                    4,979          787        1,397        1,155        1,640
   o   Tranche B (UP Offshore Apoio)
                                                      108           76           32           --           --

- 9% First Preferred Ship Mortgage
Notes due 2014                                    129,600       16,200       32,400       32,400       48,600
                                                 --------     --------     --------     --------     --------

Total estimated interest on contractual debt
obligation                                        144,594       18,816       36,734       35,920       53,124

2. Operating lease obligations                      2,062          568          945          321          228

3. Purchase obligations

   - Fuel supply contract                          12,000       12,000           --           --           --

   - Vessel construction                           14,000       11,600        2,400           --           --
                                                 --------     --------     --------     --------     --------

                                                   26,000       23,600        2,400           --           --
                                                 ========     ========     ========     ========     ========

Total contractual obligations                    $391,650      $47,684      $46,923      $41,641     $255,402
                                                 ========     ========     ========     ========     ========

(a)  Represents the period from January 1, 2007 through December 31, 2007.

(b)  Represents the period from January 1, 2008 through December 31, 2009.

(c)  Represents the period from January 1, 2010 through December 31, 2011.

(d)  Represents the period after December 31, 2011.

(e) Represents principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2006. Amounts do not include interest payments.

The interest rate and term assumptions used in these calculations are contained in the following table:

                                                            Obligation                Principal     Interest   Period
                                                                                      at December   rate       From-To
                                                                                      31, 2006
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      (Dollars in thousands)
----------------------------------------------------------------------------------------------------------------------------------
DVB Bank of America NV
                                                   Tranche A (UP Offshore Panama)     $23,300       7.24%      1/1/2007-5/31/2015

                                                   Tranche B (UP Offshore Panama)       2,000       7.62%      1/1/2007-6/31/2008
DVB Bank AG
                                                   Tranche A (UP Offshore Apoio)       12,250       6.56%      1/1/2007-2/14/2016
                                                   Tranche B (UP Offshore Apoio)        1,444       6.56%      1/1/2007-2/14/2009
9% First Preferred ship Mortgages Notes due 2014                                      180,000       9.00%      1/1/2007-11/24/2014

(f) All interest expense calculations begin January 1, 2007 and end on the respective maturity dates. The LIBOR rates are the rate in effect as of December 31, 2006.

(g) Our subsidiaries in the River Business, entered into a full supply contract with Repsol YPF S.A. The calculations use the market prices in effect as of December 31, 2006.

     For additional disclosures regarding these obligations and commitments, see our notes to our audited consolidated financial statements.

     We believe, based upon current levels of operation, cash flow from operations, together with other sources of funds, that we will have adequate liquidity to make required payments of principal and interest on our debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

     Our ability to make scheduled payments of principal, or to pay interest on, or to refinance, our indebtedness, including the Notes, or to fund planned capital expenditures will depend on our ability to generate cash from our operation in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

G. SAFE HARBOR

     Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this Report.

ITEM 6. - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office until his successor has been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. George Wood has agreed to serve on our audit committee. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our executive officers and directors is H&J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

        Name               Age                     Position
        ----               ---                     --------
Felipe Menendez R.......    52   Chief Executive Officer, President and Director
Ricardo Menendez R......    58   Executive Vice President and Director; Chief
                                 Executive Officer of UP Offshore
Leonard J. Hoskinson....    53   Chief Financial Officer, Secretary and Director
James F. Martin.........    52   Director
Katherine A. Downs......    52   Director
Michael C. Hagan........    60   Director
George Wood.............    61   Director
Alberto G. Deyros.......    51   Chief Accountant

     Biographical information with respect to each of our directors, executives and key personnel is set forth below.

     Felipe Menendez R. Mr. Menendez has been President, Chief Executive Officer and a Director of the Company since incorporation in December 1997, and is the brother of Ricardo Menendez. Mr. Menendez commenced his career in shipping in 1974. He is President, and has been a Director of Ultrapetrol S.A. since its incorporation in 1992 as well as the President and CEO of UABL. Mr. Menendez is also a Director of SIPSA S.A., or SIPSA, a Chilean publicly traded company controlled by the Menendez family. Mr. Menendez has been, and continues to be, actively involved in other businesses associated with the Menendez family, as well as other companies affiliated with SIPSA.

     Ricardo Menendez R. Mr. Menendez is the Executive Vice President of the Company and CEO of UP Offshore and has been a Director of the Company since incorporation in December 1997, and is the brother of Felipe Menendez. Mr. Menendez began his career in the shipping industry in 1970 with Compania Chilena de Navegacion Interoceania S.A., and has continuously been involved in the management of the Menendez family's shipping interests. He is the President of Oceanmarine, and has been the Executive Vice President and a Director of Ultrapetrol S.A. since it was formed in 1992. Mr. Menendez is also a Director of SIPSA, and remains involved in the management of other Menendez family businesses. Mr. Menendez has been a member of the board of The Standard Steamship Owners' Protection & Indemnity Association (Bermuda) Limited (a member of the International Group of Protection & Indemnity Associations) since 1993 and is currently its Chairman. Mr. Menendez is also a Director of UABL.

     Leonard J. Hoskinson. Mr. Hoskinson is the Chief Financial Officer of the Company, was appointed Director of the Company in March 2000 and assumed the position of Secretary six months later. Mr. Hoskinson has been employed by the Company and its subsidiaries for over 16 years. Prior to that, he had an international banking career specializing in ship finance spanning over 18 years and culminating as the Head of Shipping for Marine Midland Bank NA in New York (part of the HSBC banking group). He is also a Director of UABL.

     James F. Martin. Mr. Martin has been a Director since 2000. He is Managing Partner at EMP Latin America and a Managing Director at EMP Global, responsible for the management of the $1.1 billion, Bermuda-based AIG-GE Capital Latin America Infrastructure Fund L.P. and for development of new funds and financial advisory activities in the Latin America region. Prior to joining EMP Global in 1997, Mr. Martin was head of a team responsible for investments in water and environmental infrastructure at International Finance Corporation. Mr. Martin has a BSFS in International Economics from Georgetown University and a MBA from Columbia University. He is also a Director of UABL and UP Offshore.

     Katherine A. Downs. Ms. Downs has been a Director since 2000. Ms. Downs is a Partner at EMP Latin America and a Managing Director at EMP Global. She joined EMP Global in 1997 where she has worked on investments in transportation, power, water and sanitation, and natural resources. Prior to joining EMP in 1997, Ms. Downs was a Managing Vice President in the private placement group of the Prudential Insurance Company of America. Ms. Downs holds a BA from Wesleyan University, a JD from Boston University Law School, a MBA from Yale University School of Management, and a MIPP in Latin American Studies from Johns Hopkins SAIS, as well as the CFA designation. She is also a Director of UABL and UP Offshore.

     Michael C. Hagan. Mr. Hagan has been a Director since October 2006. He has served as Chief Executive Officer of American Commercial Lines (ACL) from 1991 to 2003, and has served as Executive Vice President from 1989 to 1991. ACL was at the time one of the largest inland river-oriented businesses engaged in barge transportation, marine terminal and marine equipment manufacturing businesses with peak sales of $850.0 million. Mr. Hagan started his career within ACL in American Commercial Barge Lines (ACBL), a subsidiary of ACL, where he was responsible for the sales and marketing of their inland barge operation. He then became Sales VP for CSX Transportation Railroad, with sales volume of $2.5 billion per annum in bulk and manufactured products as well as liquid chemicals. Mr. Hagan holds a B.S. in Business Administration from Brescia University. Mr. Hagan is a member of the National Waterways Foundation board of Directors and is a past Chairman of the American Waterways Operators.

     George Wood. Mr. Wood has been a Director upon since October 2006. He is managing director of Chancery Export Finance LLC (Chancery), a firm licensed by the Export Import Bank of the United States of America (ExIm Bank). Chancery provides ExIm Bank guaranteed financing for purchase of U.S. manufactured capital goods by overseas buyers. Prior to his designation as managing director of Chancery, Mr. Wood worked as managing director of Baltimore based Bengur Bryan & Co. (Bengur Bryan) providing investment-banking services to transportation related companies in the global maritime, U.S. trucking, motor coach and rail industries. Before his employment with Bengur Bryan in 2000, Mr. Wood was employed for 27 years in various managerial positions at the First National Bank of Maryland which included managing the International Banking Group as well as the bank's specialized lending divisions in leasing, rail, maritime and motor coach industries, encompassing a risk asset portfolio of $1.2 billion. Mr. Wood holds a B.S. in Economics and Finance from University of Pennsylvania and an MBA from University of North Carolina and became a CPA in 1980. Mr. Wood presently serves as member of the Boards of Atlanta-based Infinity Rails Wawa Inc., and John S. Connor Inc.. Mr. Wood recently served for two years on the Board of LASCO Shipping Co.

     Alberto G. Deyros: Mr. Deyros is the Chief Accountant of the Company and was appointed in April 2006. Mr. Deyros has been employed by the Company and its subsidiaries for more than eight years. Prior to that he specialized in ship administration management over a period of 20 years. Mr. Deyros is a Certified Public Accountant and a graduate of Universidad de Buenos Aires.

B.   COMPENSATION

     The aggregate annual net cost to us for the compensation paid to members of the board of directors and our executive officers was $1.9 million for the fiscal year ended December 31, 2006.

Management Agreements

     For the day to day management of our operations, we and/or our subsidiaries have entered into administrative and management agreements to provide specific services for our operations. We refer you to "Related Party Transactions" in
Item 7.B of this report.

C.   BOARD PRACTICES

     Our audit committee is composed of Mr. Wood, one of our independent directors. Our audit committee is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Our corporate governance practices are in compliance with Bahamian law, and we are exempt from many of the corporate governance provisions of the Nasdaq Marketplace Rules other than those related to the establishment of an audit committee.

     We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of The Bahamas. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 4350(d)(3) and 4350(d)(2)(A)(ii). The practices that we follow in lieu of Nasdaq's corporate governance rules are as follows:

     o We do not have a board of directors with a majority of independent directors, nor are we required to under Bahamian law. However, we have two independent directors.

     o In lieu of holding regular meetings at which only independent directors are present, our entire board of directors, may hold regular meetings, as is consistent with Bahamian law.

     o In lieu of an audit committee comprising three independent directors, our audit committee will have at least one member, which is consistent with Bahamian law. The member of the audit committee currently meets the Nasdaq requirement of a financial expert. We cannot guarantee that at least one member of our audit committee will continue to meet this requirement.

     o In lieu of a nomination committee comprising independent directors, our board of directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our memorandum of association.

     o In lieu of a compensation committee comprising independent directors, our board of directors will be responsible for establishing the executive officers' compensation and benefits. Under Bahamian law, compensation of the executive officers is not required to be determined by an independent committee.

     o In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Bahamian law requirements, our memorandum of association provides that related party transactions must be approved by disinterested directors, and in certain circumstances, supported by a fairness opinion.

     o Pursuant to our articles of association, we are required to obtain shareholder approval in order to issue additional securities.

     o As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Bahamian law. Consistent with Bahamian law and as provided in our articles of association, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our memorandum of association provides that shareholders must give us 90 days advance notice to properly introduce any business at a meeting of the shareholders. Our memorandum of association also provides that shareholders may designate a proxy to act on their behalf (in writing or by telephonic or electronic means as approved by our board from time to time).

     Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

D.   EMPLOYEES

     As of December 31, 2006, we employed approximately 855 employees, consisting of 188 land-based employees and approximately 677 seafarers as crew on our vessels, of which 183 were in our River Business, 57 were in our Offshore Supply Business, 126 were in our Ocean Business, and 301 were in our Passenger Business. Some of these employees were employed through various manning agents depending on the nationality as listed below:

     o Indian crew:                        Orient Ship Management & Manning Pvt., Ltd., Mumbai, India
     o Argentine crew:                     Tecnical Services S.A., a subsidiary, Montevideo, Uruguay
     o Filipino crew:                      C.F. Sharp Crew Management, Manila, Philippines
     o Ukrainian crew:                     South Star Ltd., Odessa, Ukraine
     o Romanian crew:                      Corona Shipping SRL, Constantza, Romania
     o Indonesian crew:                    Indomarimo Maju PT, Jakarta, Indonesia
     o Chilean crew:                       Maritima SIPSA, a related company, Santiago, Chile
     o Greek and Eastern European crew:    Nova Manning Services, Piaraeus, Greece
     o Paraguayan crew:                    Tecnical Services S.A., a subsidiary, Montevideo, Uruguay

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

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth information regarding the owners of more than five percent of our common stock as of March 21, 2007. The address of each of the shareholders set forth below is Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

                                                                            Prior to the Stock Offering
                                                                           ----------------------------
                                                               Number       Percent of
                                                             of Shares        Shares
                                                            Beneficially   Beneficially      Voting
Name                                                           Owned           Owned      Percentage(1)
-------------------------------------------------------------------------------------------------------
Solimar Holdings Ltd.(2)(3)(4)                                 9,819,048       34.5%          56.4%
Inversiones Los Avellanos S.A.  (3)(5)(6)                      5,594,624       19.7%          28.6%
Hazels (Bahamas) Investments Inc. (3)(5)(6)                      702,159        2.5%           4.1%
All directors and executive officers as a group (5)(7)         5,941,576       20.6%          32.9%

(1) Solimar, Los Avellanos and Hazels are each entitled to seven votes for each share of our common stock that they hold, and all other holders of our common stock are entitled to one vote for each share of common stock held.

(2) Solimar is a wholly-owned subsidiary of the AIG-GE Capital Latin American Infrastructure Fund L.P., a Bermuda limited partnership.

(3) Solimar, Los Avellanos and Hazels have entered into an agreement pursuant to which they have agreed to vote their respective shares together in all matters where a vote of our shareholders is required. See "Related Party Transactions" in Item 7.B of this report

(4) Includes warrants held by Solimar which entitle it to purchase up to 146,384 shares at an exercise price of $6.83 per share.

(5) Los Avellanos and the Hazels are controlled by members of the Menendez family, including Felipe Menendez R., our President, Chief Executive Officer and a director, and Ricardo Menendez R., our Executive Vice President and a director. The sole shareholder of Los Avellanos is SIPSA S.A. and Hazels is a wholly-owned subsidiary of Los Avellanos.

(6)  Includes shares owned by Hazels, a wholly-owned subsidiary of Los
     Avellanos.

(7) Includes 310,000 shares of restricted stock issued to companies controlled by our chief executive officer, executive vice president and chief financial officer. Does not include 348,750 shares of common stock issuable upon exercise of options granted to these companies, as those options have not yet vested.

B.   RELATED PARTY TRANSACTIONS

     Our revenues derived from transactions with related parties for each of the years ended December 31, 2004, 2005 and 2006 amounted to approximately $5.2 million, $2.0 million and $4.1 million, respectively. As of December 31, 2005 and 2006, the balances of the accounts receivable from and payables to all related parties were approximately $17.9 million and $5.2 million, respectively.

Maritima SIPSA S.A.

     A significant part of our revenue from related parties is derived from the chartering activity of Maritima SIPSA S.A. In May 2003, the Princess Marina was chartered by a Chilean national petroleum company under a time charter that required her to be flagged in Chile. Pursuant to Chilean Law in order for her to be flagged in Chile, she needed to be owned by a legal entity controlled by Chilean citizens. Maritima SIPSA S.A. is controlled by Chilean citizens. We own 49% of Maritima SIPSA S.A., and the other shareholder of Maritima SIPSA S.A., SIPSA S.A., is a Chilean public company that is controlled by members of the Menendez family, which includes Felipe Menendez R., our President, Chief Executive Officer and Director, and Ricardo Menendez R., our Executive Vice President and Director. In order to effect the re-flagging of the vessel, we sold the Princess Marina to Maritima SIPSA S.A. for a purchase price of $15.1 million, and partially financed the sale by lending Maritima SIPSA S.A. $7.4 million. Under the terms of our agreement, Maritima SIPSA S.A. pays us installments of the purchase price on a monthly basis that we record as charter revenue. For the year ended December 31, 2006, this charter revenue amounted to $3.9 million and management fees paid to Ravenscroft amounted to $0.2 million. For the year ended December 31, 2005, this charter revenue amounted to $2.0 million and for the year ended December 31, 2004, this charter revenue amounted to $2.5 million. We are obligated to repurchase (and Maritima SIPSA S.A. is obligated to sell to us) the Princess Marina upon the expiry of the charter originally contracted for. In July 2006, the Company and Maritima SIPSA S.A. entered into an amended agreement to modify the repurchase date of the vessel to February 2007 or at a later date if the charter was further extended, at a purchase price not exceeding $7.7 million. In March 2007, the Company and Maritima SIPSA S.A. entered into an agreement to postpone the date of sale of the Princess Marina (from Maritima SIPSA S.A. to the Company) to September 25, 2007. This new agreement also contemplates a modification to the purchase price agreed, lowering it to the sum of $3.7 million. Concurrently with the payment of the agreed purchase price, Maritima SIPSA S.A. will repay to the Company the remaining $2.3 million outstanding.

Shipping Services Argentina S.A. (Formerly I. Shipping Services S.A.)

     We and our subsidiaries also contract with related parties for various services. Pursuant to an agency agreement with us, Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) has agreed to perform the duties of port agent for us in Argentina. Shipping Services Argentina S.A. is indirectly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay Shipping Services Argentina S.A. fees ranging from $800 to $1,875 per port call. For each of the years ended December 31, 2004, 2005 and 2006 the amounts paid and/or accrued for such services amounted to $0.02 million, $0.0 million, and $0.08 million, respectively. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

     Certain of our directors and senior management hold similar positions with our related parties. Felipe Menendez R., who is our President, Chief Executive Officer and a director, is also a director of Maritima SIPSA S.A., and Shipping Services Argentina S.A. Ricardo Menendez R., who is our Executive Vice President and one of our directors, is also the President of Shipping Services Argentina S.A., and is a director of Maritima SIPSA S.A. In light of their positions with such entities, these officers and directors may experience conflicts of interest in selecting between our interests and those of Maritima SIPSA S.A. and Shipping Services Argentina S.A.

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

UP Offshore Acquisition

     Separately, we purchased 66.67% of the issued and outstanding capital stock of UP Offshore, the company through which we operate our Offshore Supply Business, from an affiliate of Solimar, one of our shareholders, for a purchase price of $48.0 million on March 21, 2006. Following this acquisition, we hold 94.45% of the issued and outstanding shares of UP Offshore. In compliance with the requirements of our indenture related to the 9% First Preferred Ship Mortgage Notes due 2014, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

Operations in OTS S.A.'s terminal

     UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party. In 2006 and 2005, UABL Paraguay paid to OTS S.A. $0.6 million and $0.6 million, respectively, for this operation.

UP River (Holdings) Ltd.

     On May 3, 2006, we entered into an agreement with International Finance Corporation, or IFC, to purchase from IFC 7.14% of UP River (Holdings) Ltd., an entity that owned the 50% of UABL that we did not own, for the price of $6.2 million. As part of this agreement, IFC waived its option to convert its interest in UP River to shares in our company and its right to participate in our IPO. Our obligation under this agreement was paid from the proceeds of our IPO.

Shareholders Arrangements

     On March 20, 2006, Los Avellanos and Avemar, two of our shareholders cancelled their agreement pursuant to which Avemar had previously granted Los Avellanos an irrevocable proxy to vote our shares owned by Avemar. The shares owned by Avemar were distributed immediately prior to closing of our IPO. Solimar owns 34.5% of our shares and Los Avellanos owns directly or indirectly 22.2% of our shares.

Share Repurchase

     On March 20, 2006, we exercised our option to repurchase from Los Avellanos 25,212 shares of our common stock for a total consideration of $894,999, and the $894,999 note originally issued by Los Avellanos in connection with the option was cancelled.

Solimar (Holdings) Ltd. Warrants

     Under the terms of the warrant agreement dated March 16, 2000, and as amended as of September 21, 2006, our shareholder Solimar owns warrants to purchase, prior to the 7.36842 for one stock split that occurred on September 25, 2006, up to 146,384 shares of our common stock at an exercise price of $6.83 per share. These warrants may be exercised at any time up to and including March 1, 2010 for restricted and unregistered shares.

Registration Rights Agreement

     We are parties to a registration rights agreement with Los Avellanos, Hazels and Solimar, our shareholders prior to our IPO, pursuant to which we granted them and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which Los Avellanos, Hazels and Solimar are party, to require us to register under the Securities Act shares of our common stock held by Los Avellanos, Hazels or Solimar. Under the registration rights agreement, Los Avellanos, Hazels and Solimar have the right to request that we register the sale of shares held by them on their behalf and may require that we make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. We are required to pay all registration expenses in connection with the demand registrations under the registration rights agreement except that the underwriters' expenses reimbursement will be limited to one counsel. In addition, Los Avellanos, Hazels and Solimar have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us, for which we must pay all expenses.

Shareholders Agreement

     Solimar, Los Avellanos and Hazels are party to a second amended and restated shareholders agreement, dated September 21, 2006, that became effective on October 18, 2006 that contains, among other things, provisions relating to director designation rights, restrictions of transfers of stock held by them and an agreement to vote their shares together on certain matters.

Employment Agreements

     We have entered into employment contracts with our President and Chief Executive Officer, Felipe Menendez R., our Executive Vice President, Ricardo Menendez R., our Chief Financial Officer, Leonard J. Hoskinson, and our Chief Accountant, Mr. Alberto G. Deyros. Each of these employment agreements has an initial term of three years from October 18, 2006 and is subject to one year renewals at our written election. In addition, on July 20, 2006, we entered into separate consulting agreements that became effective October 18, 2006 with companies controlled by our chief executive officer, executive vice president, chief financial officer and chief accountant for work they performed for us in various different jurisdictions. Some of these consulting agreements obligate us to grant these companies an aggregate of 310,000 shares of restricted stock for which we expect to incur charges over the three year period of the agreement equal in the aggregate to the number of shares granted multiplied by $11.00 (the IPO price) and 348,750 shares issuable upon the exercise of options with an exercise price of $11.00 (the IPO price) pursuant to the Plan.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not Applicable.

ITEM 8 - FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 18.

B.   SIGNIFICANT CHANGES

     Not Applicable.

ITEM 9 - THE OFFER AND LISTING

     Not Applicable.

ITEM 10 - ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not Applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following summarizes certain provisions of the Company's Second Amended and Restated Memorandum of Association and Fourth Amended and Restated Articles of Association (hereinafter referred to as "the Memorandum and Articles of Association").. This summary is qualified in its entirety by reference to the International Business Companies Act, 2000 and the Company's Memorandum and Articles of Association. Information on where investors can obtain copies of the Memorandum and Articles of Association is described under the heading "Documents on Display" under this Item.

Objects and Purposes

     The Company is incorporated in the Commonwealth of the Bahamas ("The Bahamas") under the name Ultrapetrol (Bahamas) Limited. The Registered Office of the Company is situated at H & J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084 Nassau, Bahamas. The Registered Agent of the Company is H & J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084, Nassau, Bahamas.

     Clause 4 of the Company's Memorandum of Association provides that its purpose is to engage in any lawful act or activity for which companies organized under the International Business Companies Act, 2000 (the "Act") or any successor law to the Act that is at any time in force in the Commonwealth of The Bahamas, may now or hereafter be permitted to engage.

Directors

     The Company shall have a board of directors (the Board of Directors") which shall meet at least quarterly, and shall direct and oversee the management and affairs of the Company and which may exercise all the powers of the Company that are not expressly reserved to the Shareholders under the Articles, the Act or any other laws of the Commonwealth of The Bahamas. The Board of Directors may from time to time, in its discretion, fix the amounts which shall be payable to members of the Board of Directors and to members of any committee, for attendance at the meetings of the Board of Directors or of such committee and for services rendered to the Company.

     Subject always to the Act, the Company shall not enter into:

          (i) any merger or consolidation involving the Company on the one hand and any Named Shareholder that is a Shareholder of the Company, any affiliate of such Named Shareholder or any member of the Company's management or Board of Directors or their respective affiliates (each an "Interested Party") on the other hand;

          (ii) any sale, lease or other direct or indirect disposition of all or substantially all of the Company's and its subsidiaries' assets in a transaction or series of related transactions to one or more Interested Parties;

          (iii) any merger or consolidation or sale, lease or other direct or indirect disposition of all or substantially all of the Company's and its subsidiaries' assets in a transaction or series of related transactions that would result in the receipt of different types or amounts of consideration per share by one or more Interested Parties on the one hand, and any other of the Company's Shareholders, on the other hand; and

          (iv) any business transaction between the Company or its subsidiaries on the one hand and one or more Interested Parties on the other hand, involving a value in excess of $2 million;

     without (A) having previously obtained, at the Company's expense, a fairness opinion confirming that the proposed transaction is fair from a financial standpoint for the Company and, with respect to a transaction described in Section 2.12(a)(iii) above, for those Shareholders which are not Interested Parties and (B) such proposed transaction being approved by a majority of disinterested Directors of the Company. Any fairness opinion pursuant to the preceeding sentence shall be rendered by an internationally recognized investment banking, auditing or consulting firm (or, if the proposed transaction involves the sale or purchase of a vessel or other floating assets, by an internationally recognized shipbroker) selected by the Company's disinterested Directors and engaged on behalf of the Company and/or its Shareholders. To qualify as a disinterested Director for purposes of this Section 2.12, a Director must not have a personal interest in the transaction at hand and must not otherwise have a relationship that, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director. Further, should any such transaction require Shareholder approval, it must be approved by a majority vote of those Shareholders entitled to vote that are not Interested Parties.

     In this connection, the International Business Companies Act, 2000, provides that subject to any limitations in the Memorandum and Articles of Association and any unanimous shareholder agreement, no such agreement or transaction is void or voidable by reason that the director is present at the meeting of directors that approves the agreement or transaction or that the vote of the director is counted for that purpose. Such agreement or transaction is valid if the material facts of the director's interest in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known to the shareholders entitled to vote at a meeting of the shareholders and the agreement or transaction is approved or ratified by resolution of the shareholders. A director who has an interest in any particular business to be considered at a meeting of directors may be counted for the purpose of determining whether the meeting is duly constituted. A director need not be a member of the Company and no shareholding qualification shall be necessary to qualify a person as a director.

Share Rights, Preferences, Restrictions

     Dividends may be declared in conformity with applicable law by, and at the discretion of, the Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, stock or other property of the Company.

     Subject as therein provided, the Articles may be amended, added to, altered or repealed, or new Articles may be adopted, at any annual or special meeting of the Shareholders by the vote of holders of a majority of the votes of the shares issued and outstanding and entitled to vote at such meeting of Shareholders. At all meetings of Shareholders of the Company, except as otherwise expressly provided by law, there must be present, either in person or by proxy, Shareholders of record holding at least a majority of the votes of the shares issued and outstanding and entitled to vote at such meetings in order to constitute a quorum, but if less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present. If after an adjournment an adjourned meeting is held, for the purpose of such adjourned meeting in order to establish a quorum there must be present, either in person or by proxy, Shareholders of record holding at least a one-third of the votes of the shares issued and outstanding and entitled to vote at such adjourned meeting.

     If a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the votes represented at the meeting shall be the act of the Shareholders of the Company. At any meeting of Shareholders of the Company, with respect to a matter for which a Shareholder is entitled to vote, each such Shareholder shall be entitled to one (1) vote for each share of Common Stock it holds; provided that the Named Shareholders, as such term is defined in the Memorandum of Association, shall be entitled to seven (7) votes for each share of Common Stock held by it that was initially acquired by a Named Shareholder prior to the completion of the Company's initial public offering (which right shall be personal and non-transferable, unless to another Named Shareholder or Permitted Transferee, as such term is defined in the Memorandum of Association), subject to the limitations set forth in the Memorandum of Association. Each Shareholder may exercise such voting right either in person or by proxy provided, however, that no proxy shall be valid after the expiration of eleven months from the date such proxy was authorized unless otherwise provided in the proxy. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient to support an irrevocable power. A Shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Company.

     Notice of every annual and special meeting of Shareholders of the Company, other than any meeting the giving of notice of which is otherwise prescribed by law, stating the date, time, place and purpose thereof, and in the case of special meetings, the name of the person or persons at whose direction the notice is being issued, shall be given personally or sent by mail, telegraph, cablegram, telex, teleprinter or such other method (including electronic mail) as permitted by the United States Securities and Exchange Commission and the NASDAQ Marketplace Rules on the date thereof, at least fifteen (15) but not more than sixty (60) days before such meeting, to each Shareholder of record entitled to vote thereat and to each Shareholder of record who, by reason of any action proposed at such meeting would be entitled to have his shares appraised if such action were taken, and the notice shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to have been given when deposited in the mail, directed to the Shareholder at his address as the same appears on the record of Shareholders of the Company or at such address as to which the Shareholder has given notice to the Secretary. Notice of a meeting need not be given to any Shareholder who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior to the conclusion thereof the lack of notice to him.

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

     On May 3, 2006, we signed an agreement with International Finance Corporation, or IFC, to purchase from IFC the 7.14% of UP River (Holdings) Ltd., or UP River, an entity that owned the 50% of UABL Limited that we did not own, for the price of $6.2 million. As part of this agreement, IFC agreed to waive its option to convert its interest in UP River to shares in our company and its right to participate in our IPO. Our obligation under this agreement was paid from proceeds of our IPO.

D.   EXCHANGE CONTROLS

     Under Bahamian law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.   TAX CONSIDERATIONS

     The following is a discussion of the material Bahamian and United States federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Bahamian Tax Considerations

     In the opinion of Higgs & Johnson, the following are the material Bahamian tax consequences of our activities to us and shareholders of our common stock. We are incorporated in the Commonwealth of The Bahamas. Under current Bahamian law, we are not subject to tax on income or capital gains, and no Bahamian withholding tax will be imposed upon payments of dividends by us to our shareholders for a period of twenty years from our date of incorporation.

United States Federal Income Tax Considerations

     In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based in part upon Treasury Regulations promulgated under
Section 883 of the Code in August of 2003, which became effective on January 1, 2005, for calendar year taxpayers such as ourselves and our subsidiaries. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. References in the following discussion to "we" and "us" are to Ultrapetrol (Bahamas) Limited and its subsidiaries on a combined basis.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: in General

     We anticipate that the Company will earn substantially all its income from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as "shipping income."

     Unless exempt from United States federal income taxation under the rules of
Section 883 of the Code, or Section 883, as discussed below, we will be subject to United States federal income tax on our shipping income that is treated as derived from sources within the United States, to which we refer as "United States source shipping income." For these purposes, United States source shipping income includes 50% of our shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

     Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law and therefore do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

     Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

     In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below. Our non-U.S. subsidiaries did not derive any U.S.-source shipping income for the calendar year 2006, but may derive U.S.-source shipping income in future years.

Exemption of Operating Income from United States Federal Income Taxation

     Under Section 883 of the Code and the final Treasury Regulations promulgated thereunder, or the final regulations, which became effective on January 1, 2005 for calendar taxpayers such as ourselves, a foreign corporation will be exempt from United States federal income taxation on its U.S.-source shipping income if:

     (1) it is organized in a qualified foreign country which, as defined, is one that grants an "equivalent exemption" to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and to which we refer to as the "Country of Organization Test"; and

     (2) either

          (A) more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders which as defined includes individuals who are "residents" of a qualified foreign country which we refer to as the "50% Ownership Test," or

          (B) its stock, or that of its 100% parent, is "primarily and regularly traded on an established securities market" in a qualified foreign country or in the United States, which we refer to as the "Publicly-Traded Test."

     The Commonwealth of The Bahamas and Panama, the jurisdictions where we and our vessel-owning subsidiaries are incorporated, each have been officially recognized by the United States Internal Revenue Service, or IRS, as a qualified foreign country that grants the requisite equivalent exemption from tax in respect of each category of shipping income we and our subsidiaries earn and currently expect to earn in the future. Therefore, we and each of our subsidiaries will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. We do not believe that we are able to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability and that of our subsidiaries to qualify for exemption under Section 883 is solely dependent upon satisfaction of the Publicly-Traded Test as discussed below.

     The final regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is the sole class of our issued and outstanding stock, is "primarily traded" on The Nasdaq Global Market.

     Under the final regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, will be listed on the market, which we refer to as the listing threshold. Since our common stock is listed on The Nasdaq Global Market, we will satisfy the listing requirement.

     It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the final regulations provide that the trading frequency and trading volume lists will be deemed satisfied if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

     Notwithstanding the foregoing, the final regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the issued and outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of stock, which we refer to as the "5 Percent Override Rule."

     For purposes of being able to determine the persons who own 5% or more of our stock, or the 5% Shareholders, the final regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC," as having a 5% or more beneficial interest in our common stock. The final regulations further provide that an investment company identified on a SEC Schedule 13G or
Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

     We anticipate that our 5% Shareholders may own a majority of our common stock. If our 5% Shareholders own a majority of our common stock, then we will be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified 5% shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified 5% shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders.

     We believe that we will be able to establish that there are sufficient qualified 5% shareholders among our 5% Shareholders in order to qualify for the benefits of Section 883. However, there can be no assurance that we will be able to continue to satisfy the substantiation requirements in the future.

Taxation In the Absence of Exemption

     To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

     To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

     Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

     o we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

     o substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

     We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

     If we and our subsidiaries qualify for exemption under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883. In the absence of the benefits of exemption under
Section 883, we and our subsidiaries will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is anticipated that any sale of a vessel by us will be considered to occur outside of the United States.

UNITED STATES FEDERAL INCOME TAXATION OF U.S. HOLDERS

     As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

Distributions

     Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as `"passive category income" or, in the case of certain types of U.S. Holders, as "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

     Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") should be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that: (1) our common stock is readily tradable on an established securities market in the United States (such as The Nasdaq Global Market on which our common stock will be traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

     Special rules may apply to any "extraordinary dividend" -- generally, a dividend equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock -- paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. Depending upon the amount of a dividend paid by us, such dividend may be treated as an "extraordinary dividend."

Sale, Exchange or other Disposition of Common Stock

     Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

     Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

     o at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

     o at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

     For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

     Based on our current operations and future projections, we do not believe that we are, have been nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the period chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we and our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from period charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

     As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

     If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a  "Mark-to-Market"  Election

     Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

     Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

     o the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock;

     o the amount allocated to the current taxable year would be taxed as ordinary income; and

     o the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

     These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

UNITED STATES FEDERAL INCOME TAXATION OF "NON-U.S. HOLDERS"

     A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common Stock

     Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is generally taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

     Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

     o the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is generally taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

     o the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

     If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

     In general, dividend payments, or other taxable distributions, made within the United States to a non-corporate U.S. Holder will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a non-corporate U.S. Holder:

     o    fails to provide an accurate taxpayer identification number;

     o is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns; or

     o in certain circumstances, fails to comply with applicable certification requirements.

     Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

     If a Non-U.S. Holder sells its common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless such holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells its common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to such holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if such holder sells its common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

     Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed its income tax liability by filing a refund claim with the IRS.

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

                                     PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable.

ITEM 15 CONTROLS AND PROCEDURES

     We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2006 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

     There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

     We have established an audit committee composed of one board member that is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The sole member of the audit committee, Mr. George Wood, is an independent director. Mr. Wood currently meets the Nasdaq requirement of a financial expert.

ITEM 16B CODE OF ETHICS

     The board of directors has elected to adopt a code of ethics applicable to the Company's principal executive officer and principal financial officer, principal accounting officer or controller, which complies with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Pistrelli, Henry Martin y Asociados S.R.L. member of Ernst & Young Global is the independent registered public accounting firm that audits the financial statements of the Company and its subsidiaries.

     Aggregate fee for professional services rendered for the Company by Pistrelli, Henry Martin y Asociados S.R.L. and other member firms of Ernst & Young Global in 2006 and 2005 in each of the following categories were:

                       Year ended December 31,
                       -----------------------

                       2006             2005
                       ---              ---
                     (in thousands of US dollars)

Audit fees             907              301
Audit-related fees      50              120
Tax fees                30               25
                       ---              ---
Total fees             987              446
                       ===              ===

     Audit fees include fees associated with the annual audit of the Company and subsidiaries, statutory audits of subsidiaries required internationally, comfort letters and SEC filings in connection with our initial public offering of our common stock.

     Audit related fees include fees associated with the documentation assistance in connection with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

     Tax fees relate to tax compliance and tax advice.

     Prior to our initial public offering, all audit, audit-related, and non audit services provided by our independent auditor were pre-approved by the board of directors. Since our initial public offering, all such services are pre-approved by our audit committee, which was formed at the time of our initial public offering.

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

ITEM 17 - FINANCIAL STATEMENTS

     Not Applicable.

ITEM 18 - FINANCIAL STATEMENTS

     The following financial statements listed below and set forth on pages F-1 through F-34, together with the report of independent registered public accounting firm are filed as part of this annual report:

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

             TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS                                PAGE
----------------------------------------------------------------------   -------

o    Financial statements

     -    Consolidated balance sheets as of December 31, 2006 and 2005       -1-

     -    Consolidated statements of income for the years ended
          December 31, 2006, 2005 and 2004                                   -2-

     -    Consolidated statements of changes in shareholders' equity
          for the years ended December 31, 2006, 2005 and 2004               -3-

     -    Consolidated statements of cash flows for the years ended
          December 31, 2006, 2005 and 2004                                   -4-

     -    Notes to consolidated financial statements                         -5-

             ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

       CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2006 AND 2005
 (Stated in thousands of U.S. dollars, except par value and share amounts)
                                                                 At December 31,
                                                           ---------------------------
                                                               2006           2005
                                                           ------------   ------------
ASSETS

   CURRENT ASSETS

      Cash and cash equivalents                            $     20,648   $      7,914
      Restricted cash                                                --          3,638
      Accounts receivable, net of allowance for
          doubtful accounts of $709 and $324
          in 2006 and 2005, respectively                         17,333          9,017
      Receivables from related parties                            3,322         17,944
      Marine and river operating supplies                         3,020          3,547
      Prepaid expenses                                            2,530          3,239
      Other receivables                                           7,917          4,807
                                                           ------------   ------------
        Total current assets                                     54,770         50,106
                                                           ------------   ------------
   NONCURRENT ASSETS

      Other receivables                                           6,368          6,431
      Receivables from related parties                            2,280          1,995
      Restricted cash                                             1,088             68
      Vessels and equipment, net                                333,191        182,069
      Dry dock                                                    9,673         12,743
      Investment in affiliates                                    2,285         15,698
      Intangible assets                                           3,748             --
      Goodwill                                                    5,015             --
      Other assets                                                6,014          7,548
      Deferred tax assets                                         1,947          1,624
                                                           ------------   ------------
        Total noncurrent assets                                 371,609        228,176
                                                           ------------   ------------
        Total assets                                       $    426,379   $    278,282
                                                           ============   ============

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES

      Accounts payable                                     $     13,491   $     12,138
      Payable to related parties                                    420          2,008
      Accrued interest                                            1,691          1,723
      Current portion of long-term financial debt                 4,700          6,599
      Other payables                                              2,469            915
                                                           ------------   ------------
        Total current liabilities                                22,771         23,383
                                                           ------------   ------------
   NONCURRENT LIABILITIES

      Long-term debt                                            180,000        180,000
      Financial debt, net of current portion                     34,294         22,953
      Deferred tax liability                                      6,544          1,095
      Other payables                                                250             --
                                                           ------------   ------------
        Total noncurrent liabilities                            221,088        204,048
                                                           ------------   ------------
        Total liabilities                                       243,859        227,431
                                                           ------------   ------------

   MINORITY INTEREST                                              3,091          2,479
                                                           ------------   ------------
   MINORITY INTEREST SUBJECT TO PUT RIGHTS                           --          4,898
                                                           ------------   ------------

   SHAREHOLDERS' EQUITY
     Common stock, $.01 par value: 100,000,000
          authorized shares; 28,346,952 and
          15,500,000 shares issued and outstanding
          in 2006 and 2005, respectively                            283            155
      Additional paid-in capital                                173,826         48,418
      Accumulated earnings (deficit)                              5,231         (5,295)
      Accumulated other comprehensive income                         89            196
                                                           ------------   ------------
      Total shareholders' equity                                179,429         43,474
                                                           ------------   ------------
      Total liabilities, minority interests and
          shareholders' equity                             $    426,379   $    278,282
                                                           ============   ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

     (Stated in thousands of U.S. dollars, except share and per share data)
                                                            For the year ended December 31,
                                                      --------------------------------------------
                                                          2006            2005            2004
                                                      ------------    ------------    ------------
REVENUES

      Revenues from third parties                     $    169,387    $    123,385    $     89,956
      Revenues from related parties                          4,079           1,976           5,204
                                                      ------------    ------------    ------------
      Total revenues                                       173,466         125,361          95,160
                                                      ------------    ------------    ------------

OPERATING EXPENSES (1)

      Voyage expenses                                      (43,445)        (33,827)        (15,923)
      Running costs                                        (54,165)        (39,234)        (24,892)
      Amortization of dry docking                           (7,830)         (6,839)         (5,195)
      Depreciation of vessels and equipment                (19,920)        (14,494)        (13,493)
      Management fees to related parties                      (511)         (2,118)         (1,513)
      Amortization of intangible assets                       (590)             --              --
      Administrative and commercial expenses               (13,905)         (7,617)         (7,494)
      Other operating (expense) income                        (198)         22,021             784
                                                      ------------    ------------    ------------
                                                          (140,564)        (82,108)        (67,726)
                                                      ------------    ------------    ------------
   Operating profit                                         32,902          43,253          27,434
                                                      ------------    ------------    ------------

OTHER INCOME (EXPENSES)

      Financial expense                                    (19,025)        (19,141)        (16,134)
      Financial gain on extinguishment of debt                  --              --           1,344
      Financial loss on extinguishment of debt              (1,411)             --          (6,422)
      Financial income                                         733           1,152             119
      Investment in affiliates                                 588            (497)            406
      Other, net                                               859             384             174
                                                      ------------    ------------    ------------
      Total other expenses                                 (18,256)        (18,102)        (20,513)
                                                      ------------    ------------    ------------

   Income before income taxes and minority interest         14,646          25,151           6,921

      Income taxes                                          (2,201)           (786)           (642)
      Minority interest                                     (1,919)         (9,797)         (1,140)
                                                      ------------    ------------    ------------
   Net income                                         $     10,526    $     14,568    $      5,139
                                                      ============    ============    ============

      Basic net income per share                      $       0.59    $       0.94    $       0.33
      Diluted net income per share                    $       0.58    $       0.94    $       0.33

      Basic weighted average number of shares           17,965,753      15,500,000      15,500,000
      Diluted weighted average number of shares         18,079,091      15,500,000      15,500,000

(1) In addition to management fees to related parties, operating expenses included $3,163, $5,089 and $2,451 in 2006, 2005 and 2004, respectively, from related parties.

                 The accompanying notes are an integral part of
                     these consolidated financial statements


                                     ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


                               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                  FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                (Stated in thousands of U.S. dollars, except share data)
                                                           Additional                  Accumulated
                                                Common      paid-in      Accumulated      other
                                   Shares       stock       capital        earnings    comprehensive
      Balance                      amount     (Note 12)    (Note 12)      (deficit)     income            Total
                                 ----------   ----------   ----------    ----------    -------------    ----------
December 31, 2003                15,500,000   $      155   $   48,418    $  (25,002)   $         222    $   23,793

Comprehensive income:
-  Net income                            --           --           --         5,139               --         5,139
-  Net loss on EURO hedge
    agreement designated
    as cash flow hedge                   --           --           --            --              (22)          (22)
                                                                                                        ----------
Total comprehensive income                                                                                   5,117
                                 ----------   ----------   ----------    ----------    -------------    ----------
December 31, 2004                15,500,000          155       48,418       (19,863)             200        28,910

Comprehensive income:
-  Net income                            --           --           --        14,568               --        14,568
-  Net loss on EURO hedge
    agreement designated
    as cash flow hedge                   --           --           --            --               (4)           (4)
                                                                                                        ----------
Total comprehensive income                                                                                  14,564
                                 ----------   ----------   ----------    ----------    -------------    ----------
December 31, 2005                15,500,000          155       48,418        (5,295)             196        43,474

Issuance of common stock         12,500,000          125      137,375            --               --       137,500

Underwriting fees and
      issuance expenses                  --           --      (12,314)           --               --       (12,314)

Issuance of restricted stock
      and recognition of stock
      options                       346,952            3          347            --               --           350

Comprehensive income:
-  Net income                            --           --           --        10,526               --        10,526
-  Net loss on forward fuel
    purchase agreement
    designated as cash
    flow hedge                           --           --           --            --              (98)          (98)
-  Net loss on EURO hedge
    agreement designated as
    cash flow hedge                      --           --           --            --               (9)           (9)
                                                                                                        ----------
Total comprehensive income                                                                                  10,419
                                 ----------   ----------   ----------    ----------    -------------    ----------
December 31, 2006                28,346,952   $      283   $  173,826    $    5,231    $          89    $  179,429
                                 ==========   ==========   ==========    ==========    =============    ==========

                 The accompanying notes are an integral part of
                     these consolidated financial statements

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                      (Stated in thousands of U.S. dollars)
                                                                                         For the year ended December 31,
                                                                                       -----------------------------------
                                                                                         2006         2005         2004
                                                                                       ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income                                                                          $  10,526    $  14,568    $   5,139

   Adjustments to reconcile net income to net cash provided by operating activities:

      Depreciation of vessels and equipment                                               19,920       14,494       13,493
      Amortization of dry docking                                                          7,830        6,839        5,195
      Expenditure for dry docking                                                         (4,836)      (8,427)     (11,139)
      Note issuance expenses amortization                                                    750        1,037          568
      Minority interest in equity of subsidiaries                                          1,919        9,797        1,140
      Amortization of intangible assets                                                      590           --           --
      Financial gain on extinguishment of debt                                                --           --       (1,344)
      Financial loss on extinguishment of debt                                             1,411           --        6,422
      (Gain) on disposal of assets                                                          (630)     (21,867)         (41)
      Net (gain) loss from investment in affiliates                                         (588)         497         (406)
      Allowance for doubtful accounts                                                      1,065         (246)         355
      Share - based compensation                                                             350           --           --

   Changes in assets and liabilities net of effects from purchase of Ravenscroft and UP Offshore (Bahamas) companies in 2006 and UABL Limited and UABL
   Terminals companies in 2004:
         (Increase) Decrease in assets:
              Accounts receivable                                                         (8,636)      (2,217)       5,365
              Receivable from related parties                                              3,276         (905)       3,783
              Marine and river operating supplies                                             17       (1,353)         405
              Prepaid expenses                                                             1,350          862         (994)
              Other receivables                                                           (1,405)       2,114         (318)
              Other                                                                         (135)          --           --
         Increase (Decrease) in liabilities:
              Accounts payable                                                              (436)       1,209        1,801
              Payable to related parties                                                  (4,510)       1,240       (3,498)
              Other payables                                                               1,620         (583)        (251)
              Other                                                                         (647)        (388)      (2,546)
                                                                                       ---------    ---------    ---------
              Net cash provided by operating activities                                   28,801       16,671       23,129
                                                                                       ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of vessels and equipment                                                     (52,699)     (51,461)     (59,934)
   Purchase of Ravenscroft and UP Offshore (Bahamas) companies, net of cash acquired     (59,014)          --           --
   (Decrease) Increase in loan to affiliate                                               11,391      (13,141)          --
   Purchase of minority interest in UABL Limited                                          (6,225)          --           --
   Proceeds from disposals of assets                                                       2,630       37,888        6,430
   Investment in affiliates                                                                   --           --       (1,713)
   Purchase of UABL and UABL Terminals companies, net of cash acquired                        --           --       (1,542)
   Other                                                                                    (112)         (11)        (797)
                                                                                       ---------    ---------    ---------
              Net cash (used in) investing activities                                   (104,029)     (26,725)     (57,556)
                                                                                       ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES

   Payments of long-term debt                                                            (33,077)     (19,354)     (39,149)
   Decrease (Increase) in restricted cash                                                  3,273       29,279      (13,333)
   Proceeds from initial public offering, net of issuance costs                          125,186           --           --
   (Payment) Issuance of redeemable preference shares of subsidiary                       (4,303)          --        3,000
   Proceeds from long-term financial debt                                                     --       10,500       27,700
   Redemption of minority interest                                                        (2,600)     (13,400)          --
   Proceeds from 2014 Senior notes, net of issuance costs                                     --           --      173,345
   Minority interest in equity of subsidiaries                                                --           --       17,959
   Payments of 2008 Senior Notes                                                              --           --     (131,502)
   Other                                                                                    (517)        (659)        (239)
                                                                                       ---------    ---------    ---------
              Net cash provided by financing activities                                   87,962        6,366       37,781
                                                                                       ---------    ---------    ---------
              Net increase (decrease) in cash and cash equivalents                        12,734       (3,688)       3,354

              Cash and cash equivalents at the beginning of year                       $   7,914    $  11,602    $   8,248
                                                                                       ---------    ---------    ---------
              Cash and cash equivalents at the end of year                             $  20,648    $   7,914    $  11,602
                                                                                       ---------    ---------    ---------

                   The accompanying notes are an integral part of these consolidated financial statements

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           (Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

1.   NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

     Nature of operations

     Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

     We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo. In our Passenger Business, we are an owner of cruise vessels that transport passengers primarily cruising the Mediterranean and Black Sea. In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil.

     Initial Public Offering (IPO)

     On October 18, 2006 the Company closed on the sale of 12,500,000 shares of its common stock at $11.00 per share through an IPO. The proceeds of $137,500 were used:

     - to repay the note we issued to LAIF XI Ltd., a related company, in connection with our purchase of its 66.67% interest in UP Offshore (Bahamas) Ltd. for $48,000,

     - to repay the notes we issued to Crosstrade Maritime Inc. and Crosstrees Maritime Inc., related companies, in connection with our purchase of 100% of Ravenscroft Shipping (Bahamas) for $11,500,

     - to redeem UP Offshore (Bahamas) Ltd. 's redeemable preferred shares issued to IFC for $4,303,

     - to discharge the obligations to the International Finance Corporation resulting from our purchase of its interest in our River Business for $6,225,

     - to repay some of our variable interest rate indebtedness owed to the International Finance Corporation and other lenders for $26,763 (included accrued interest at the cancellation date) and,

     - to cancel underwriters fees and additional fees and incremental issuance expenses amounted to $12,314, with the remaining $28,395 set aside $20,000 for funding a portion of the balance of the construction costs of the two PSVs being built in Brazil and the balance for general corporate purpose.

     Ultrapetrol common share is now traded on the NASDAQ Global Market under the symbol "ULTR".

     Subsequent to the IPO, an aggregate of 232,712 shares were sold by our Original Shareholders in connection with the underwriters' exercise of their over-allotment option. The Company did not receive any proceeds from the sale of the over-allotment shares.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Basis of presentation and principles of consolidation

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

          The consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

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

          Revenues are earned under time charters, bareboat charters, consecutive voyage charters or affreightment/voyage contracts. Revenue from time charters and bareboat charters is earned and recognized on a daily basis. Revenue from affreightment/voyage contracts and consecutive voyage charters is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the departure of discharged vessel of previous cargo and is deemed to end upon the completion of discharge of the current cargo. The percentage of voyage completion is based on the miles transited at the balance sheet date divided by the total miles expected on the voyage. The position of the barge at the balance sheet date is determined by locating the position of the boat with the barge in tow through use of a global positioning system.

          Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as it is earned.

          Revenue from our Passenger Business is recognized upon completion of voyages, together with revenues from on board and other activities.

          From time to time we provide ships salvage services under Lloyd's Standard Form of Salvage Agreement ("LOF"). The Company recognizes costs as incurred on these LOF services. Revenue is recognized to the extent of costs incurred in order to appropriately match revenues with costs, provided that the Company has earned the revenue. The Company has historically recovered at least its cost in all of its prior salvage operations. Additional revenues in excess of costs incurred are recorded at the time the final LOF settlement or arbitration award occurs.

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

     d)   Foreign currency translation

          The Company uses the US dollar as its functional currency. Operations denominated in other currencies are remeasured into US dollars in accordance with Statement of Financial Accounting Standard No. 52, Foreign Currency Translation ("SFAS 52"). Receivables and payables denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month. Certain subsidiaries enter into transactions denominated in currencies other than their functional currency. Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated is included in the consolidated statements of income in the period in which the currency exchange rate changes.

     e)   Cash and cash equivalents

          The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market instruments and overnight investments. The credit risk associated with cash and cash equivalents is considered low due to the high credit quality of the financial institutions.

     f)   Restricted cash

          Certain of the Company's loan agreements require the Company to fund:
          (a) a loan retention account equivalent to either one sixth or one third of the loan installment (depending on the frequency of the repayment elected by the Company, i.e. quarterly or semi annually) plus interest which is used to fund the loan installments coming due,
          (b) a minimum cash deposit, and (c) a drydocking account which is restricted for use and can only be used for the purpose of paying for drydocking or special survey expenses.

     g)   Accounts receivable

          Substantially all of the Company's accounts receivable are due from international oil companies and traders. The Company performs ongoing credit evaluations of its trade customers and generally does not require collateral. Expected credit losses are provided for in the consolidated financial statements for all expected uncollectible accounts.

          Changes in the allowance for doubtful accounts for the three years ended December 31, 2006, were as follow:

                                        For the year ended December 31,
                                        -------------------------------
                                          2006       2005       2004
                                        -------    -------    -------

          Balance at January 1          $   324    $   739    $ 1,142
          Provision                       1,065        290        679
          Recovery                           --        (44)      (324)
          Amounts written off (1)          (680)      (661)      (758)
                                        -------    -------    -------
          Balance at December 31        $   709    $   324    $   739
                                        =======    =======    =======

          (1)  Accounts charged to the allowance when collection efforts cease.

     h)   Insurance claims receivable

          Insurance claims receivable represent costs incurred in connection with insurable incidents for which the Company expects to be reimbursed by the insurance carriers, subject to applicable deductibles. Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident. Expenses incurred for insurable incidents in excess of deductibles are recorded as receivables pending the completion of all repair work and the administrative claims process. The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and Protection & Indemnity ("P&I") clubs in which the Company is a member. The Company has historically recovered at least its cost in substantially all of its prior covered incidents. Insurance claims receivable, included in other receivables in the accompanying balance sheets, amounts $2,435 and $6,152 at December 31, 2006 and 2005, respectively.

     i)   Marine and river operating supplies

          Such amounts consist principally of fuel and supplies that are recorded for at the lower of cost or market and are charged to operating expenses as consumed determined on a first-in, first-out basis.

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

          Depreciation is computed net from the estimated scrap value which is equal to the product of each vessel's lightweight tonnage and estimated scrap value per lightweight ton and is recorded using the straight-line method over the estimated useful lives of the vessels. Acquired secondhand vessels are depreciated from the date of their acquisition over the remaining estimated useful life.

          Listed below are the estimated useful lives of vessels and equipment:

                                               Useful lives
                                                (in years)
                                               ------------

          Ocean-going vessels                      24
          PSVs                                     24
          Passenger vessels                        45
          River barges and push boats              35
          Furniture and equipment                5 to 10

          However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, these regulations only affect one of our vessels in the Passenger Business with no significant effects on its useful life.

          At the time vessels are disposed of, the assets and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded in other operating income (expense).

          Long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-lived Assets ("SFAS 144"), whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

     k)   Dry dock costs

          The Company's vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations. Costs incurred to drydock the vessel are deferred and amortized using the straight - line method over the period to the next drydocking, generally 24 to 36 months. Drydocking costs are comprised of painting the vessel hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards. Costs include actual costs incurred at the yard, cost of fuel consumed, and the cost of hiring riding crews to effect repairs. The unamortized portion of dry dock costs for vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessels' sale.

          Expenditures for maintenance and minor repairs are expensed as incurred.

     l)   Investments in affiliates

          These investments are accounted for by the equity method. At December 31, 2006 and 2005 this includes our interest in 50% of Puertos del Sur S.A. and OTS S.A. and 49% of Maritima Sipsa S.A. At December 31, 2005 it also included a 27.78% interest in UP Offshore (Bahamas) Ltd.

     m)   Business combinations

          The Company accounts for business combinations under the provisions of Statement of Financial Accounting Standard No. 141, Business Combination ("SFAS 141"), which requires the use of the purchase method of accounting for all business combinations. The purchase method of accounting requires the Company to adjust the carrying value of the assets acquired and liabilities assumed to their fair value at the date of the purchase with any excess of purchase price over the fair value of assets acquired and liabilities assumed to be recorded as goodwill. Under the provisions of SFAS 141, the Company has one year from the purchase date to finalize the fair value of the assets acquired and liabilities assumed. The operating results of entities acquired are included in the accompanying consolidated statements of operations from the date of acquisition.

     n)   Identifiable intangible assets

          The Company accounts for its intangible assets in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). The Company's intangible assets arose as a result of the Ravenscroft acquisition (see Note 3), and consist of principally a safety management system, software and customer existing contracts, which are being amortized over useful lives ranging from three to eight years using the straight - line method.

          Accumulated amortization at December 31, 2006 and amortization for 2006 amounted to $590. Amortization of intangible assets for the five years subsequent to December 31, 2006 is expected to approximate $786 in each 2007 and 2008, $720 in 2009, $306 in 2010 and $175 in 2011.

     o)   Goodwill

          Goodwill is accounted for under the provisions of SFAS 142. Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired. In accordance with SFAS 142, the Company performs an annual impairment test of goodwill and further periodic tests to the extent indicators of impairment develop between annual impairment tests. The Company's impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value of the reporting unit, the Company uses a discounted future cash flow approach that uses estimates for revenue, estimated costs and appropriate discount rates, among others. These various estimates are reviewed each time the Company tests goodwill for impairment and many are developed as part of the Company's routine business planning and forecasting process. The Company believes its estimates and assumptions are reasonable; however, variations from those estimates could produce materially different results.

     p)   Other assets

          This account includes costs incurred to issue debt net of amortization costs, which are being amortized over the debts' term using the effective interest rate method.

     q)   Accounts payable

          Accounts payable at December 31, 2006 and 2005 consists of insurance payables, operating expenses, customers advances collected, among others.

     r)   Comprehensive Income (Loss)

          Statement of Financial Accounting Standard No. 130 Reporting Comprehensive Income ("SFAS 130"), establishes standards for the reporting and display of comprehensive income (loss), which is defined as the change in equity arising from non-owner sources. Comprehensive income (loss) is reflected in the consolidated statement of shareholders' equity.

     s)   Derivative financial instruments

          The Company from time to time uses forward fuel purchases to provide partial short-term protection against a sharp increase in diesel fuel prices. These instruments generally cover some portion of the Company's forecasted diesel fuel needs for push boat operations. The Company accounts for these instruments as cash flow hedges. In accordance with Statement of Financial Accounting Standard Accounting for Derivative Instruments and Hedging Activities No.133 ("SFAS 133"), such financial instruments are market-to-market and, as they qualify for hedge accounting, the offset is recorded to other comprehensive income and then subsequently recognized as a component of fuel expense when the underlying fuel being hedged is used.

     t)   Earnings per share

          In accordance with Statement of Financial Accounting Standards No. 128, Earnings per share ("SFAS 128") basic net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the relevant periods. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares. In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the issuance of all outstanding warrants.

                                                          For the year ended December 31,
                                                      ---------------------------------------
                                                         2006          2005          2004
                                                      -----------   -----------   -----------
          Net income                                  $    10,526   $    14,568   $     5,139
          Basic weighted average number of shares      17,965,753    15,500,000    15,500,000
          Effect on dilutive shares:
             Options and restricted stock                  56,837            --            --
             Warrants issued                               56,501            --            --
                                                      -----------   -----------   -----------
          Diluted weighted average number of shares    18,079,091    15,500,000    15,500,000
                                                      ===========   ===========   ===========
          Basic net income per share                  $      0.59   $      0.94   $      0.33
          Diluted net income per share                $      0.58   $      0.94   $      0.33

     u)   Stock compensation

          Statement of Financial Accounting Standard No. 123 (revised 2004) Share-Based Payments ("SFAS 123 (R)") requires all share based payments to employees, including grants of employee stock options, to be recognized in the statements of income based on their fair values. The Company uses the Black-Scholes valuation model and straight-line amortization of compensation expense over the requisite service periods of the grants. The Company will reconsider its use of this model if additional information becomes available in the future that indicates another model would be more appropriate, or if grants issued in future periods have characteristics that cannot be reasonably estimated using this model.

     v)   Other operating (expense) income

          For the three years ended December 31, 2006, this account includes:

                                               For the year ended December 31,
                                               -------------------------------
                                                 2006        2005       2004
                                               --------    --------   --------

          Gain on vessels disposal             $     --    $ 21,867   $     41
          Claims against insurance companies         --          --        743
          Other                                    (198)        154         --
                                               --------    --------   --------
                                               $   (198)   $ 22,021   $    784
                                               ========    ========   ========

     w)   Income taxes

          The Company accounts for Income Taxes under the liability method in accordance with Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS 109").

          Under this method, deferred taxes assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each period end corresponding to those jurisdictions subject to income taxes. Deferred tax assets are recognized for all temporary items and an offsetting valuation allowance is recorded to extent that it is not more likely than not that the asset will be realized. Deferred tax is measured based on tax rates and laws enacted or substantively enacted at the balance sheet date in any jurisdiction.

     x)   New accounting pronouncements:

          In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS109, Accounting for Income Taxes ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial position and results of operations.

3.   BUSINESS ACQUISITIONS

     a)   Acquisition of 100% of Ravenscroft

          On March 20, 2006, we purchased, for $11,500 all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. (Ravenscroft) from two of our related companies Crosstrade Maritime Inc. and Crosstrees Maritime Inc. Ravenscroft and its affiliated entities manage the vessels in our Ocean Business, Offshore Supply Business and Passenger Business.

          The results of the Ravenscroft acquisition are included in the consolidated financial statements since the date of acquisition.

          The Company expects with this acquisition to open new business opportunities on ship management services and to eliminate the management fees paid to related parties, while bringing the costs of ship management in-house.

          The purchase price of this acquisition was paid with the proceeds of our initial public offering described in note 1.

          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and the allocation of purchase price at the date of acquisition.

          Current assets                                       $   106
          Buildings and equipment                                4,614
          Other noncurrent assets                                   52
          Identifiable intangible assets                         4,338
          Goodwill                                               5,015
                                                               -------
             Total assets acquired                              14,125
                                                               -------

          Noncurrent liabilities                                 2,634
                                                               -------
             Total liabilities assumed                           2,634
                                                               -------

             Total purchase price                              $11,491(1)
                                                               =======

          (1)  Net of $9 of cash acquired.

          Due to immateriality, the Company has not prepared pro forma information related to this business combination.

     b)   Acquisition of an additional 66.67% of UP Offshore (Bahamas) Ltd.

          On March 21, 2006, we purchased for $48,000, an additional 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., from LAIF XI Ltd. (LAIF), an affiliate of Solimar Holdings Ltd, one of our shareholders. Following the acquisition of the shares of UP Offshore (Bahamas) Ltd. from LAIF, we hold 94.45% of the issued and outstanding shares of UP Offshore (Bahamas) Ltd.

          The results of UP Offshore (Bahamas) Ltd. acquisition are included in the consolidated financial statements since the date of acquisition.

          The purchase price was paid with the proceeds of our initial public offering described in note 1.

          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and the allocation of purchase price at the date of acquisition.

          Current assets                                       $ 1,073
          Vessels and equipment                                 79,580
          Other noncurrent assets                                1,516
                                                               -------
          Total assets acquired                                 82,169
                                                               -------

          Current liabilities                                    6,070
          Noncurrent liabilities                                26,310
                                                               -------
          Total liabilities assumed                             32,380
                                                               -------
          Redeemable preferred shares issued                     2,266
                                                               -------
          Total purchase price                                 $47,523(1)
                                                               =======

          (1)  Net of $477 of cash acquired.

          If the transaction had been consummated on January 1, 2005, the unaudited Company's pro forma revenues and net income for the years ended December 31, 2006 and 2005, would have been as shown below. However, such pro forma information is not necessarily indicative of what actually would have occurred had the transaction occurred on such date.

                                                 For the year ended
                                                    December 31,
                                                    (unaudited)
                                             -------------------------
                                                 2006          2005
                                             -----------   -----------

          Revenues                           $   173,793   $   125,361
          Net income                         $    11,328   $    13,934
          Basic net income per share         $      0.63   $      0.90
          Diluted net income per share       $      0.63   $      0.90

     c)   UP River (Holdings) Ltd.

          In June 2003, the Company sold to International Finance Corporation
          (IFC) a 7.14% interest in UP River (Holdings) Ltd., which holds the 50% in UABL, our subsidiary in the River Business.

          Also the Company agreed to pay to IFC 7.14% of the amount of the respective Charter Party Payments pursuant to the Charter Party Agreements between Ultrapetrol and UABL.

          In full consideration for (a) the sale of the shares, and (b) the right to receive a portion of the Charter Party Payments IFC paid to the Company $5,000.

          Upon the occurrence of an Ultrapetrol IPO the IFC had the right to receive in exchange for all but not less than all of the shares owned by it in UP River (Holdings) Ltd., at the option of Ultrapetrol (a) a number of registered Ultrapetrol shares that, when multiplied by the Ultrapetrol IPO price, gave the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings) Ltd's shares or (b) a number of Ultrapetrol shares (valued at the Ultrapetrol IPO price) and an amount of cash that, in the aggregate, gave the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings) Ltd's shares.

          On May 3, 2006, we signed an agreement with the IFC, to purchase from the IFC the 7.14% of our subsidiary UP River (Holdings) Ltd., which we did not own. As part of this agreement the IFC waived its option to convert its interest in UP River (Holdings) Ltd. to our shares and its right to participate in our IPO.

          The Company paid the purchase price of $6,225 with the proceeds of its initial public offering described in note 1.

          At December 31, 2005, the Company presents $4,898, as a "Minority interest subject to put rights", which represents the initial proceeds received by the IFC plus accrued interest less Charter Party Payments made to the IFC.

     d)   Ultracape Delaware LLC

          In October 2004 the Company through a subsidiary, Ultracape Delaware LLC, purchased 99.99% of Parque Ecologico Industrial Altamira S.A. (PEISA) for $2,000 from a related party of its shareholder, Solimar Holdings Ltd.

          On September 22, 2006, Ultracape (a 60% subsidiary) exercised its option to sell 100% of its interest in Ultracape Delaware LLC to MexPlus Puertos S.A. de C.V., a related party of our shareholder Solimar Holdings Ltd., for a total price of $2,630. Ultrapetrol recorded a gain of $630 from this disposition in "Other income (expense) -- Other, net".

     e)   Acquisition of UABL and river fleet

          On April 23, 2004, the Company acquired in a series of related transactions, through two wholly owned subsidiaries from ACBL Hidrovias Ltd. ("ACBL"), the remaining 50% equity interest in UABL Limited and UABL Terminals that it did not own (together "UABL"), as well as a fleet of 50 river barges and 7 push boats, which UABL Limited and its subsidiaries previously leased from ACBL, certain receivables and liabilities all for an aggregate purchase price of $26,100.

     f)   Other

          In March 2006 we hired the administrative personnel and purchased the administrative related assets of Oceanmarine for $321 (See Note 10 - Management fee).

          On September 8, 2006 we entered into a Memorandum of Agreement with the Argos Group to form a joint venture to establish a river transportation company on the Magdalena River in Colombia.

4.   DRY DOCK

     The capitalized amounts in dry dock at December 31, 2006 and 2005 were as follows:

                                                      At December 31 ,
                                                  ------------------------
                                                    2006            2005
                                                  --------        --------

     Original book value                          $ 26,769        $ 23,549
     Accumulated amortization                      (17,096)        (10,806)
                                                  --------        --------
     Net book value                               $  9,673        $ 12,743
                                                  ========        ========

5.   VESSELS AND EQUIPMENT, NET

     The capitalized cost of the vessels and equipment, and the related accumulated depreciation at December 31, 2006 and 2005 were as follows:

                                                      At December 31,
                                                  ------------------------
                                                     2006           2005
                                                  ---------      ---------

     Ocean-going vessels                          $ 152,122      $ 126,776
     River barges and pushboats                     125,172        116,054
     PSVs                                            87,599             --
     Construction of PSVs in progress                34,943             --
     Passenger vessels                               38,321         28,105
     Furniture and equipment                          7,571          6,173
     Building, land and operating base                8,782          6,525
                                                  ---------      ---------
     Total original book value                      454,510        283,633
     Accumulated depreciation                      (121,319)      (101,564)
                                                  ---------      ---------
     Net book value                               $ 333,191      $ 182,069
                                                  =========      =========

     In 2006 we capitalized interest totaled $2,299 in our PSVs under construction. In 2005 and 2004 we capitalized interest totaled $557 and $685, respectively in our equity investment in UP Offshore (Bahamas) Ltd.

     Acquisition and disposition of vessels

     In October 2006, the Company purchased the product tanker, named M/T Rea, renamed Amadeo with a carrying capacity of 39,530 dwt, for a total purchase price of $19,100.

     Also, in November 2006, the Company purchased the product tanker, named Cadenza, renamed Alejandrina with a carrying capacity of 9,219 dwt for a purchase price of $17,000 of which 10% was paid as advance payment in 2006. The vessel was delivered in January 2007.

     In June 2003, UP Offshore Apoio Maritimo Ltda. (our wholly owned subsidiary in the Offshore Supply Business) signed shipbuilding contracts for construction of four PSVs with EISA Estaleiro Ilha S/A (EISA), a Brazilian corporation. During November 2005 UP Offshore Apoio Maritimo Ltda. and EISA amended some conditions of the shipbuilding contracts, including the purchase price and the delivery dates.

     The four PSVs are to be built by EISA at a combined cost of $69,750. In March 2006, the first of the four PSVs, named UP Agua Marinha was delivered and in August 2006, the second of the four PSVs, named UP Topazio was delivered. The total remaining commitment at December 31, 2006 for the two PSVs cost is approximately $14,000, which includes the minimum contractual obligation with the shipyard and the remaining necessary expenditure to commission the two PSVs in service.

     In January 2005 the Company purchased, for $7,614, 35 dry barges for our River Business. $7,500 was funded by a draw down of the loan granted to our river subsidiaries by the IFC and KFW in 2002 and the balance with available cash.

     In March 2005, the Company entered into an agreement to sell its vessel, Cape Pampas for a total price of $37,880, net of the related expenses. The vessel was delivered to the new owners on May 6, 2005, at which time a gain on sale of $21,875 was recognized. The Company used part of the proceeds from the sale mentioned above to settle financial obligations related to the purchase of this vessel.

     In March 2005, the Company entered into a contract with Cruise Elysia Inc. to purchase a passenger vessel, named New Flamenco for a total purchase price of $13,500. 90% of the purchase price, $12,150, was funded by funds deposited in the Escrow Account and the balance with available cash.

     In April 2005 the Company agreed to purchase the product tanker Mt Sun Chemist, renamed Miranda I, for a total price of $10,275. The vessel was delivered and fully paid for on July 7, 2005. 90% of the purchase price, $9,247, was funded by funds deposited in the Escrow Account and the balance with available cash.

     In April 2005, the Company purchased at auction for a price of $3,493 the cruise vessel World Renaissance, renamed Grand Victoria, which was delivered and fully paid for on April 19, 2005. 90% of the purchase price, $3,143 was funded by funds deposited in the Escrow Account and the balance with available cash.

     In October 2005 the Company purchased 11 dry barges from our river subsidiary UABL International S.A. $2,900 was funded by funds deposited in the Escrow Account. Since the transaction was between the parent and a subsidiary, the transaction was accounted for at historical cost and no gain or loss was recognized.

     During 2004 the Company sold certain older single hull tankers serving the regional trade of Argentina and Brazil. A gain of $41 in 2004 relating to disposal of such vessels are presented in other operating income (expense).

6.   LONG-TERM DEBT AND OTHER FINANCIAL DEBT

     9% First Preferred Ship Mortgage Notes due 2014

     On November 24, 2004 the Company completed a debt offering of $180 million of 9% First Preferred Ship Mortgage Notes due 2014 (the "2014 Senior Notes"), through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S (the "Offering"). The net proceeds of the Offering were used to repay the 2008 Senior Notes, certain other existing credit facilities and to fund the Escrow Account.

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

     At December 31, 2006 the net book value of the assets pledged as a guarantee of the 2014 Senior Notes was $132,067.

     Loan with the DVB Bank America NV (DVB NV) of up to $30,000:

     On April 27, 2005 UP Offshore (Panama) S.A. (our subsidiary in the Offshore Supply Business), which was first consolidated in 2006) as Holding Company entered into a $30,000 loan agreement with DVB NV for the purpose of providing post delivery financing of two PSVs named UP Esmeralda and UP Safira, which were delivered in May and June 2005, and repaying existing financing and shareholder loans.

     This loan is divided into two tranches:

     Tranche A, amounting to $26,000, accrues interest at LIBOR rate plus 1.875% per annum, and shall be repaid by (i) 40 consecutive quarterly installments of $450 each beginning in September 2005 and (ii) a balloon repayment of $8,000 together with the 40th installment.

     Tranche B, amounting to $4,000, accrues interest at LIBOR rate plus 2.25% per annum, and shall be repaid by 12 consecutive quarterly installments of $333 each beginning in September 2005.

     The loan is secured by a mortgage on the UP Safira and UP Esmeralda and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB NV may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until June 2008 that the PSVs pledged as security have an aggregate market value of at least 85% of the value of the loan amount and at all times thereafter an aggregate market value of at least 75% of the value of the loan.

     At December 31, 2006, the outstanding principal balance under the loan agreement was $25,300 and the aggregate net book value of the assets pledged was $41,800. In January 2007, the Company fully prepaid the outstanding principal balance of the loan with the proceeds of the loan with DVB Bank AG of up to $61,306.

     Loan with DVB Bank AG (DVB AG) of up to $15,000

     On January 17, 2006 UP Offshore Apoio Maritimo Ltda. (our subsidiary in the Offshore Supply Business) as Borrower, Packet Maritime Inc. and Padow Shipping Inc. as Guarantors and UP Offshore (Bahamas) Ltd. as Holding Company entered into a $15,000 loan agreement with DVB AG for the purposes of providing post delivery financing of one PSV named UP Agua Marinha delivered in February 2006.

     This loan is divided into two tranches:

     - Tranche A, amounting to $13,000, accrues interest at LIBOR rate plus a margin of 2.25% per annum and shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 together with the 120 installments.

     - Tranche B, amounting to $2,000, shall be repaid by 35 consecutive monthly installments of $56 each beginning in March 2006 and accrues interest at LIBOR rate plus a margin of 2.875% per annum.

     On January 24, 2007 UP Offshore Apoio Maritimo Ltda. and DVB AG amended and restated the margin of both tranches to 1.20% per annum effective since February 1, 2007.

     The loan is secured by a mortgage on the UP Agua Marinha and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until February 2009 that the PSV pledged as security has an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

     At December 31, 2006 the outstanding principal balance under the loan agreement was $13,694 and the aggregate net book value of the asset pledged was $21,892.

     Loan with DVB Bank AG (DVB AG) of up to $61,306

     On December 28, 2006 UP Offshore (Bahamas) Ltd. (our subsidiary in the Offshore Supply Business) as Borrower, Packet Maritime Inc, Padow Shipping Inc. and UP Offshore Apoio Maritimo Ltda. (collectively the owners of our PSVs UP Safira, UP Esmeralda, UP Agua Marinha and UP Topazio) and Ultrapetrol (Bahamas) Limited as Guarantors entered into a $61,306 loan agreement with DVB AG for the purposes of providing post delivery re-financing of our Panamanian registered PSVs named UP Safira and UP Esmeralda and the Brazilian registered PSV UP Topazio.

     The loan bears interest at LIBOR rate plus 1.20% per annum with quarterly principal and interest payments and maturing through December 2016. Beginning in March 2007, the principal payments equal to the regularly scheduled quarterly principal payments ranging from $1,075 to $1,325 with a balloon installment of $16,000 in December 2016. If a PSV is sold or becomes a total loss, the Borrower shall prepay the loan in an amount equal to the stipulated value of such PSV, which is initially stipulated in $18,750 and shall be reduced in the amount of $387.5 on each repayment date.

     The loan is secured by a first priority mortgage on the UP Safira, UP Esmeralda and UP Topazio and by a second priority mortgage on the UP Agua - Marinha and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc., Padow Shipping Inc., UP Offshore Apoio Maritimo Ltd. and Utrapetrol (Bahamas) Limited. The loan also contains customary covenants that limit, among other things, the Borrower's ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until December 2009 that the PSVs pledged as security have an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

     At December 31, 2006 there are no drawdowns under the loan agreement.

     Loans with IFC and KfW entered into by UABL Barges and UABL Paraguay

     On December 17, 2002, UABL Barges, a subsidiary in our River Business, entered into a loan agreement with the International Finance Corporation
     (IFC) in an aggregate principal amount of $20,000.

     In addition, on February 27, 2003, UABL Barges entered into a loan agreement with Kreditanstalt fur Wiederaufbau (KfW) in an aggregate principal amount of $10,000.

     The Company fully prepaid the outstanding principal balance of the loans of $22,286 with the proceeds of its initial public offering described in note 1.

     On March 27, 2003, UABL Paraguay, a subsidiary in our River Business, entered into a loan agreement with the IFC in an aggregate principal amount of $10,000. In 2005, UABL Paraguay received a disbursement for an amount totaled $3,000. The outstanding principal amount of $2,625 was fully repaid with the proceeds of our initial public offering described in note 1.

     As a result of the early prepayment of these debts in 2006 the Company recorded a loss on extinguishment of debt of $1,411.

     10.5% First Preferred Ship Mortgage Notes due 2008

     At December 31, 2003 the aggregate outstanding amount related with its 10.5% First Preferred Ship Mortgage Notes due 2008 (the "2008 Senior Notes") was $128,341, due in full in 2008.

     In connection with the issue of its 9% First Preferred Ship Mortgage Notes due 2014, on November 24, 2004 the Company repaid all its 2008 Senior Notes.

     Early Extinguishment of Debt

     In connection with the 2014 Senior Notes offering, the Company paid $122,641 to redeem principal of its 2008 Senior Notes. In addition, an early extinguishment premium of $4,600 was paid. Such premium and a $1,822 balance of unamortized deferred financial cost were charged to expenses for a total of $6,422 in 2004.

     Previously the Company recognized a gain of extinguishment of debt of $1,344 in 2004 related to the repurchases of nominal value $5,700 of its 2008 Senior Notes.

     Loan with Deutsche Schiffbank Aktiengesellschaft ("DSA")

     On October 27, 2004, Braddock Shipping Inc, a 60% owned subsidiary in our Ocean Business ("Braddock"), entered into a $10,000 loan agreement with DSA for the purpose of refinancing debt previously incurred in connection with the purchase of the vessel Cape Pampas. The loan accrued interest at LIBOR rate plus 1.625% per annum. The loan was secured by a mortgage on the Cape Pampas and a pledge of 100% of the stock of Braddock and was guaranteed by both the direct and indirect parents of Braddock.

     In March 2005, the Company entered into an agreement to sell its vessel Cape Pampas (see Note 5). After that the Company used part of the proceeds from the sale mentioned to cancel its financial obligation with a principal amount of $9,250.

     Balances of long-term debt and other financial debt at December 31, 2006 and 2005:

                            Financial institution /                      Nominal value
                                                                     --------------------

                                                                     --------------------
                                  Other                 Due-year     Current   Noncurrent   Total      Average rate
                            ------------------------------------------------------------------------ ---------------
Ultrapetrol (Bahamas) Ltd   Private Investors (Notes)     2014       $    --   $ 180,000  $ 180,000         9.000%
UP Offshore Panama          DVB  Tranche A             Through 2015    1,800      21,500     23,300   Libor + 1.875%
UP Offshore Panama          DVB  Tranche B             Through 2008    1,333         667      2,000   Libor + 2.250%
UP Offshore Apoio           DVB  Tranche A             Through 2016      900      11,350     12,250   Libor + 2.250%
UP Offshore Apoio           DVB  Tranche B             Through 2009      667         777      1,444   Libor + 2.875%
                                                                     --------  ---------  ----------
     December 31, 2006                                               $ 4,700   $ 214,294  $ 218,994
                                                                     ========  =========  ==========
     December 31, 2005                                               $ 6,599   $ 202,953  $ 209,552
                                                                     ========  =========  ==========

     Aggregate annual future payments due to the long-term debt:

                            Year ending December 31
                            ------------------------
                            2007            $  4,700
                            2008               4,034
                            2009               2,810
                            2010               2,700
                            2011               2,700
                            Thereafter       202,050
                                            --------
                                    Total   $218,994
                                            ========

7.   FINANCIAL INSTRUMENTS

     Fair values

     The carrying amounts of the following financial instruments approximate their fair values; cash and cash equivalents and restricted cash accounts, accounts and other accounts receivable, receivables from related parties, accounts and other payables and payable to related parties. The fair values of long-term loans approximate the recorded values, generally, due to their variable interest rates. In the case of fixed rate borrowings, fair value approximates the estimated quoted market prices.

     The fair value of forward fuel purchases agreement is the amount at which they could be settled, based on quoted market prices.

     The following table presents the carrying value and fair value of the financial instruments:

                                               At December 31
                                  -----------------------------------------
                                         2006                   2005
                                  -------------------   -------------------
                                  Carrying     Fair     Carrying     Fair
                                   value       value      value      value
                                  --------   --------   --------   --------
     Assets

     Cash and cash equivalents    $ 20,648   $ 20,648   $  7,914   $  7,914
     Restricted cash                 1,088      1,088      3,706      3,706

     Liabilities

     Forward fuel purchases             98         98         --         --
     Financial debt (Note 6)        38,994     38,994     29,552     29,552
     Long-term notes (Note 6)      180,000    176,400    180,000    175,500

     Credit Risk

     The Company believes that no significant credit risk exists with respect to the Company's cash due to the spread of this risk among various different banks and the high credit status of these counterparties. The Company is also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. However, the Company limits this exposure by entering into transactions with counterparties that have high credit ratings. Credit risk with respect to accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

     Forward fuel purchases

     UABL Limited, our subsidiary in the River Business, has entered into forward fuel purchase agreements, which are guaranteed by Ultrapetrol (Bahamas) Limited.

     Outstanding forward fuel purchase agreements involve both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. Given the high level of credit quality of its derivative counterparties, the Company does not believe it is necessary to obtain collateral arrangement.

     At December 31, 2006, UABL Limited had forward fuel purchases agreements outstanding for 1.18 million gallons with an aggregate notional value of $2,112 and a fair value of $(98), which has been recorded in other current liabilities on the consolidated balance sheet. Under these agreements, starting February and ending August 2007, UABL Limited pays a fixed price of $1.79 per gallon.

8.   COMMITMENTS AND CONTINGENCIES

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

     a)   Paraguayan Customs Dispute

          On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay. We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based.

          After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue. Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $0.5 million and has applied a fine of 100% of this amount. On November 24, 2006, the court confirmed that UABL is not liable for the first two issues. The Company has entered a plea with the respective court contending the interpretation on the third issue where the Company claims to be equally non-liable.

          We have been advised by UABL's counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

     b)   Brazilian Customs Dispute

          Ultrapetrol S.A. was involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the Alianza G-3 and Alianza Campana (collectively, the "Alianza Campana") in Brazil during 2004. As a result, the Brazilian Customs Tax Authorities commenced an administrative proceeding and applied the penalty of apprehension against the Alianza Campana which required the Alianza Campana to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Alianza Campana, which is estimated by the Brazilian Customs Tax Authorities to be valued at $4,560. The Secretary of Brazilian Federal Revenue decided to cancel the penalty of confiscation of the Alianza Campana by means of a decision issued on August 14, 2006. However, the conditioned his decision on the compliance with the following requirements: (1) the classification of the Alianza Campana under the Regime Advaneiro Especial Para a Industria do Petroleo, or REPETRO regime and, if such classification is confirmed; (2) the payment by Ultrapetrol S.A. of $46 as a penalty in the amount of one percent of the customs value of the Alianza Campana.

          On February 2, 2007, our customer Petroleo Brasileiro S.A. ("Petrobras") obtained from Brazilian Customs Tax Authorities the recognition of the classification of the Alianza Campana under the REPETRO regime and we paid the penalty mentioned above. Finally, on March 5, 2007 the Federal Internal Revenue Service confirmed such decision and, therefore, the confiscation penalty was automatically canceled and the administrative proceeding was finalized with no further consequences to us.

     c)   Tax claim in Bolivia

          On November 3, 2006 the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalizacion) issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company in the River Business) would owe taxes to that authority in the amount of approximately $2,500 (including interest) together with certain fines that have not been determined yet. No claims have been noticed to this company.

          We believe that this finding is incorrect and UABL International S.A. will formally reply to the Bolivian Tax Authority contesting the allegations of the finding, when we would be notified by the Bolivian Tax Authority. We have been advised by our local counsel in the case that there is only a remote possibility that UABL International S.A. would be found liable for any of these taxes or fines.

     d)   Fuel supply contract of UABL Paraguay

          In January 2007, UABL Paraguay, a river subsidiary of the Company, entered into a fuel supply contract. Under this contract UABL Paraguay has contracted to purchase a minimum amount of fuel per month through the year 2007 and to make a minimum annual payment of $12,000. The price of the cubic meter is equivalent to the price in the international market plus a margin.

     e)   Lease obligations

          The Company and its subsidiaries lease buildings and operating equipment under various leases, which expire from 2007 to 2,016 and which generally have renewal options at similar terms. Rental expense under continuing obligations for the three years ended December 31, 2006 was $475, $322 and $235, respectively. At December 31, 2006, obligations under the companies' operating leases with initial or remaining noncancellable lease terms longer than one year were as follows:

                             Year ending December 31
                             -----------------------
                             2007            $  568
                             2008               537
                             2009               408
                             2010               275
                             2011                46
                             Thereafter         228
                                             ------
                                     Total   $2,062
                                             ======

     f)   Other

          At December 31, 2006, we employed many employees and seafarers as crew of our vessels. These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure that these agreements will prevent labor interruptions. While we have had no labor interruption in the past we do not believe any labor interruptions will disrupt our operations and harm our financial performance.

9.   INCOME TAXES

     The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

     a)   Bahamas

          The earnings from shipping operations were derived form sources outside the Bahamas and such earnings were not subject to Bahamanian taxes.

     b)   Panama

          The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

     c)   Paraguay

          Two of our Ocean Business subsidiaries, Parfina S.A. and Oceanpar S.A. and four or our River Business subsidiaries, UABL Paraguay, Parabal S.A., Yataity and Riverpar are subject to Paraguayan corporate income taxes.

     d)   Argentina

          Ultrapetrol S.A., one of our Ocean Business subsidiaries and three of our River Business subsidiaries, UABL S.A., Argenpar S.A. and Sernova S.A., are subject to Argentine corporate income taxes.

          In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The Company's tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

     e)   Brazil

          Our subsidiaries in the Offshore Supply Business, UP Offshore Apoio Maritimo Ltda. and Agriex Importadora e Exportadora de Generos Alimenticios Ltda. are subject to Brazilian corporate income taxes.

          UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished. A deferred tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

     f)   Chile

          Our subsidiary in the Ocean Business, Corporacion de Navegacion Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

     g)   US federal income tax

          Under the United Stated Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. are characterized as U.S. source shipping income. Such income is subject to 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder, which became effective for our calendar year subsidiaries on January 1, 2005.

          For the years 2006, 2005 and 2004, our subsidiaries did not derive any U.S. source shipping income. Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

          The provision for income taxes (which includes TOMPI) is comprised of:

                                      For the year ended December 31,
                                      --------------------------------
                                       2006         2005         2004
                                      ------       ------       ------

          Current                     $1,305       $  178       $  570
          Deferred                       896          608           72
                                      ------       ------       ------
                                      $2,201       $  786       $  642
                                      ======       ======       ======

          Ultrapetrol's pre-tax income for the three years ended December 31, 2006 was taxed in foreign jurisdictions (principally Chile, Brazil, Argentina and Paraguay).

          Reconciliation of tax provision to taxes calculated based on the statutory tax rate is as follows:

                                                              For the year ended December 31,
                                                             ----------------------------------
                                                               2006         2005         2004
                                                             --------     --------     --------
     Pre-tax income                                          $ 14,646     $ 25,151     $  6,921
         Sources not subject to income tax
         (tax exempt income)                                   (8,784)     (23,480)      (7,468)
                                                             --------     --------     --------
                                                                5,862        1,671         (547)
     Statutory tax rate                                            35%          35%          35%
                                                             --------     --------     --------
     Tax expense (benefit) at statutory tax rate                2,052          585         (192)
     Decrease in valuation allowance                               --           --
         Rate differential                                     (1,027)        (360)
         Effects of foreign exchange changes
         related to Argentinian and Brazilian subsidiaries        716           --          527
     Others                                                       460          561          307
                                                             --------     --------     --------
     Income tax provision                                    $  2,201     $    786     $    642
                                                             ========     ========     ========

     At December 31, 2006, Argentine subsidiaries had a consolidated credit related to TOMPI of $1,319 which expires $155 in 2010, $186 in 2011, $318 in 2012, $171 in 2013, $241 in 2014 and $248 in 2015.

     At December 31, 2006, Argentine subsidiaries had accumulated tax loss carryforwards ("NOLs") for a consolidated total of $223 that expire $187 in 2010 and $36 in 2011. The use of the NOLs and TOMPI will depend upon future taxable income in Argentina.

     The components of deferred taxes included on the balance sheets were as follows:

                                                          At December 31,
                                                        -------------------
                                                          2006        2005
                                                        -------     -------
     Deferred tax assets

         Other, deferred current assets                 $   143     $   100
                                                        -------     -------

         NOLs                                                78         110
         TOMPI credit                                     1,319       1,514
         Other                                              550          --
                                                        -------     -------

         Total deferred noncurrent assets                 1,947       1,624
                                                        -------     -------

         Total deferred tax assets                        2,090       1,724
                                                        -------     -------

     Deferred tax liabilities

         Vessels and equipment, net                       2,493         826
         Intangible assets                                1,274          --
         Unrealized exchange diferences                   2,650          --
         Other                                              127         269
                                                        -------     -------

         Total deferred noncurrent liabilities            6,544       1,095
                                                        -------     -------

         Net deferred tax (liabilities) assets          $(4,454)    $   629
                                                        =======     =======

10.  RELATED PARTY TRANSACTIONS

     At December 31, 2006 and 2005, the balances of receivables from related parties, were as follows:

                                                            At December 31,
                                                           -------   -------
                                                             2006      2005
                                                           -------   -------
     Current:

     Receivable from related parties

     - Ravenscroft Shipping Inc.                           $   421   $ 2,574
     - UP Offshore Bahamas Ltd. and its subsidiaries (1)        --    13,726
     - Maritima Sipsa S.A                                      278        16
     - Puertos del Sur S.A. and O.T.S                        2,584     1,612
     - Other                                                    39        16
                                                           -------   -------
                                                           $ 3,322   $17,944
                                                           =======   =======

                                                           At December 31,
                                                         ------------------
                                                          2006        2005
                                                         ------      ------

     Noncurrent  Receivable from related
        parties - Puertos del
           Sur S.A. (2)a                                 $2,280      $1,995
                                                         ======      ======

     (1) This loan accrued interest at a nominal interest rate of 9.50% per year. The principal and the interest accrued have been repaid in full in February 2006.

     (2) This loan accrues interest at a nominal interest rate of 7% per year, payable semi-annually. The principal will be repaid in 8 equal annual installments, beginning on June 30, 2008.

     At December 31, 2006 and 2005 the balance of payable to related parties, were as follows:

                                                         At December 31,
                                                       --------------------
                                                        2006          2005
                                                       ------        ------
          Payable to related parties:

           - Ravenscroft Shipping Inc.                 $   --        $2,008
           - Maritima Sipsa S.A                           420            --
                                                       ------        ------

                                                       $  420        $2,008
                                                       ======        ======

     For the three years ended December 31, 2006, the revenues derived from related parties, were as follows:

                                               For the year ended December 31,
                                               -------------------------------
                                                2006         2005        2004
                                               ------       ------      ------

     Maritima Sipsa S.A. (1)                   $3,885       $1,976      $2,467
     Maritima Sipsa S.A. (2)                      194           --          --
     UABL and its subsidiaries (3)                 --           --       2,737
                                               ------       ------      ------
                                               $4,079       $1,976      $5,204
                                               ======       ======      ======

     (1)  Sale and repurchase of vessel Princess Marina

          In 2003, the Company entered into certain transactions to sell, and repurchase in 2006, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina. The combined effect of the sale at $15,100, repurchase at $7,700 and a loan granted to Maritima Sipsa S.A. for $7,400 resulted in no cash flow on a consolidated basis at the time of execution. The loan is repaid to the Company on a quarterly basis over a three-year period ended June 2006. In June 2006, the Company and Maritima Sipsa S.A. entered into an amended agreement to modify the delivery date of the vessel to February 2007 or at a later date if the charter is further extended, at a purchase price not exceeding $7,700. In March 2007, the delivered date was postponed to September 2007 and the purchase price was reduced to $3,645. The transaction was recognized in the Company's statements of income as a lease, reflecting quarterly payments as charter revenues for $ 3,885, $1,976 and $2,467 in 2006, 2005 and 2004, respectively, while the vessel remains presented in the accompanying balance sheets as an asset.

     (2)  Management fee billed by Ravenscroft

          Since the date of acquisition of Ravenscroft we included the management fee billed by Ravenscroft to Maritima Sipsa S.A., a 49% owned company, for the ship management services for the vessel Princess Marina. The stipulated fee is $21 per month.

     (3)  River barges and push boat leases

          Through its subsidiaries, the Company entered into a lease agreement with UABL Limited and its subsidiaries for the rental by UABL Limited of certain river barges and push boats for a daily lease amount for each river barge or push boat. Since April 23, 2004 the date of UABL Limited acquisition our financial statements included the operations of UABL Limited on consolidated bases. Therefore, these transactions have been eliminated in the consolidated financial statements. Prior to acquisition, the equity method was used.

     Management fee paid

     For the three years ended December 31, 2006 management fees were expensed with the following related parties:

                                               For the year ended December 31,
                                               -------------------------------
                                                2006         2005        2004
                                               ------       ------      ------

     Oceanmarine (1)                           $  150       $  620      $  680
     Ravenscroft Shipping Inc. (2)                361        1,498         833
                                               ------       ------      ------
     Total                                     $  511       $2,118      $1,513
                                               ======       ======      ======

     (1) The Company through certain of its subsidiaries has contracted with Oceanmarine, a company under the same control group as Inversiones Los Avellanos S.A., a shareholder, for certain administrative services. This agreement stipulated a fee of $10 per month and per ocean going cargo vessel.

     (2) Pursuant to the individual ship management agreement between Ravenscroft Ship Management Ltd., a Bahamas Corporation ("Ravenscroft Bahamas") a company of the same control group as Inversiones Los Avellanos S.A., a shareholder, and the Company's relevant vessel-owning subsidiaries, Ravenscroft Bahamas had agreed to provide certain ship management services for all of the Company's vessels. Ravenscroft Bahamas had subcontracted the provision of these services to Ravenscroft Shipping Inc., a Miami-based related party of the Company. This agreement stipulated a fee of $12.5 per month per ocean going cargo vessel.

          Under these contracts, these related parties were to provide all services necessary for such companies to operate, including but not limited to crewing, insurance, accounting and other required services. Additionally, commissions and agency fees were paid to those related parties.

          In addition, the Company paid Ravenscroft a monthly technical ship management fee of (euro)20,000 per passenger vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company paid Ravenscroft for each passenger vessel (euro)25,000 administrative and operational fee per month for all operational functions as well as administering the subcontractors, concessions and credit card/collection system onboard.

     We purchased Ravenscroft (see Note 3) and hired the administrative personnel and purchased the administration related assets of Oceanmarine in March 2006 (see Note 3); accordingly, after those acquisitions, we did not pay fees to these related parties, but directly incurred in-house all costs of ship management and administration.

     Voyage expenses paid to related parties

     For the three years ended December 31, 2006, the voyage expenses paid to related parties were as follows:

                                             For the year ended December 31,
                                             -------------------------------
                                              2006        2005         2004
                                             ------      ------       ------

     Bareboat charter paid (1)               $2,640      $3,977       $   --
     Brokerage commissions (2)                  319         707          694
     Commercial commissions (3)                 125          --           --
     Agency fees (4)                             79           6           21
     Ship management fees (5)                    --          --        1,736
                                             ------      ------       ------
     Total                                   $3,163      $4,690       $2,451
                                             ======      ======       ======

     (1)  Bareboat charter paid to related parties

          Since the second quarter of 2005, through our subsidiary, Corporacion de Navegacion Mundial S.A., the Company entered into a bareboat charter with UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore, for the rental of the two PSVs named UP Safira and UP Esmeralda for a daily lease amount for each one. Since March 21, 2006, the date of our acquisition of control of UP Offshore, our consolidated financial statements included the operations of UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore, on a consolidated basis. Therefore, these transactions have been eliminated in the consolidated financial statements since that date. Prior to the acquisition of control, the equity method was used.

     (2)  Brokerage commissions

          Ravenscroft from time to time acted as a broker in arranging charters for the Company's oceangoing vessels for which Ravenscroft charged brokerage commissions of 1.25% on the freight, hire and demurrage of each such charter.

          In addition, in 2005, the Company paid to Ravenscroft $399 for its participation in the sale of one of our vessels.

          Since March 20, 2006, the date of Ravenscroft acquisition, our consolidated financial statements included the operations of Ravenscroft, on a consolidated basis. Therefore, these transactions have been eliminated in the consolidated financial statements since that date.

     (3)  Commercial commissions

          In 2003, UP Offshore (Bahamas) Ltd. signed a commercial agreement with Comintra, one of its shareholders.

          Under this agreement Comintra agreed to assist UP Offshore (Bahamas) Ltd. regarding the commercial activities of UP Offshore (Bahamas) Ltd.'s fleet of six PSVs with the Brazilian offshore oil industry. Comintra's responsibilities, among others, include marketing the PSVs in the Brazilian market and negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.

          The parties agreed that Comintra's professional fees under this agreement shall be 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd. on a monthly basis.

          Comintra's services in connection with this agreement began on June 25, 2003, and, unless earlier terminated end on June 25, 2013.

          UP Offshore (Bahamas) Ltd. may terminate this agreement (a) at any time upon 30 days notice if (i) PSVs representing more than 50% of the gross time charter revenues of UP Offshore (Bahamas) Ltd. arising from contracts in Brazil are sold or (ii) Ultrapetrol and LAIF cease owning, jointly or separately, more than 50% of UP Offshore (Bahamas) Ltd.'s outstanding voting stock; (b) Comintra breaches any material term of this agreement; (c) in the event of gross negligence or material failure to perform the services by Comintra, or (d) upon mutual agreement.

          In the event of termination under subsections (a) or (d) above, such termination shall not be effective unless and until UP Offshore (Bahamas) Ltd. shall have also paid to Comintra $2,500 (less any fees already paid to Comintra through the termination date). Other than the figures mentioned above no further indemnification will be due by UP Offshore (Bahamas) Ltd. to Comintra.

          During 2005 UP Offshore (Bahamas) Ltd. paid in advance to Comintra fees under this agreement in the amount of $1,500.

          Since March 21, 2006 the date of UP Offshore (Bahamas) Ltd. acquisition, our financial statements included the operations of UP Offshore (Bahamas) Ltd. on a consolidated basis. Therefore, these transactions have been included in the consolidated financial statements since that date.

     (4)  Agency fees

          Pursuant to an agency agreement with Ultrapetrol S.A., UABL S.A. and Ravenscroft, Shipping Services Argentina S.A. (formerly I. Shipping Service S.A.) a company of the same control group as Inversiones Los Avellanos S.A., has agreed to perform the duties of port agent for the Company in Argentina.

     (5)  Ship management fees

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

          Operations in OTS S.A.'s terminal

          UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party.

          In 2006 and 2005, UABL Paraguay paid to OTS S.A. $646 and $610, respectively, for this operation.

          Financial advisory services

          Prior to the commencement of the offering of its 2014 Senior Notes, an affiliate of one of Ultrapetrol's shareholders provided advice to the initial purchaser on the terms and structure of the proposed offering for which it was paid a fee of $500 in 2004.

11.  SHARE CAPITAL

     Common shares and shareholders

     On July 20, 2006, the Company adopted a resolution authorizing the amendment and restatement of its Memorandum and Articles of Association which provides among other things for the authorized capital stock of the Company to increase to 100,000,000 shares of common stock, par value $.01 per share.

     The shares held directly by Inversiones Los Avellanos S.A., Hazels (Bahamas) Investment Inc. and Solimar Holdings Ltd (collectively the "Original Shareholders") are entitled to seven votes per share and all other holders of our common stock are entitled to one vote per share. The special voting rights of the Original Shareholders are transferable to each other but are not transferable to our other shareholders and apply only to shares held by the Original Shareholders on the date of the IPO and not to any shares they subsequently purchase or repurchase.

     At December 31, 2006 UPB had 100,000,000 authorized shares and 28,346,952 shares issued and outstanding.

     At December 31, 2006 our shareholders Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 9,672,664, 4,892,465 and 702,159 shares which represent 34.12%, 17.26% and 2.48%, respectively of our common stock. The voting power for these shares which represent 89.10% of the total voting power is combined pursuant to an agreement between the Original Shareholders who have agreed to vote their respective shares together in all matters where a vote of UPB's shareholders is required.

     Solimar Holdings Ltd. warrants

     Under the terms of the warrant agreement dated March 16, 2000, our shareholder Solimar owns warrants to purchase, up to 146,384 shares of our common stock at an exercise price of $6.83 per share. These warrants may be exercised at any time up to and including March 1, 2010 for restricted and unregistered shares.

     Registration rights agreement

     On September 21, 2006, prior to its IPO the Company entered into a registration rights agreement with Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd., its shareholders of record immediately prior to the IPO, pursuant to which the Company has granted them and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including any applicable lock-up agreements then in place, to require the Company to register under the Securities Act shares of its common stock held by them. Under the registration rights agreement, these persons will have the right to request the Company to register the sale of shares held by them on their behalf and may also require to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by shareholders or initiated by the Company.

12.  STOCK SPLIT AND TREASURY STOCK

     Stock split

     For purpose of effecting a reduction in the unit price of the common shares in order to improve their marketability, the shareholders of the Company declared a stock split to shareholders of record as of September 25, 2006 whereby 7.34862 common shares were issued for each common share held at that date.

     A capitalization of $134 from "Additional paid-in capital" to the "Common stock" account has been reflected retroactively for all of the periods presented.

     Therefore, the Company distributed 13,390,760 additional common shares on a proportionate basis. After this stock split, the issued and outstanding shares have been increased from 2,109,240 to 15,500,000.

     Treasury stock

     On October 12, 2000 the Company through a wholly owned subsidiary, Avemar Holdings (Bahamas) Limited ("Avemar"), purchased 537,144 shares (3,947,266 shares after the stock split of 7.34862 per share) of the Company. Therefore, the Company recorded $20,332 in the "Treasury stock" account in the shareholders' equity, $20,000 of which relates to the amount paid to Societe Internationale D'Invertissement S.A. (Bahamas) ("SII") and $332 relates to direct cost of acquisition.

     On March 20, 2006 and September 21, 2006 two of our shareholders, Inversiones Los Avellanos S.A. and Avemar (our wholly owned subsidiary), cancelled their agreement pursuant to which Avemar had previously granted Inversiones Los Avellanos S.A. an irrevocable proxy to vote our shares owned by Avemar and agreed to transfer the shares owned by Avemar to the remaining shareholders of the Company, in proportion to their existing ownership in the Company before our IPO of shares.

     On October 16, 2006 the 3,947,266 shares held in treasury were transferred in proportion to their existing ownership, to Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels Investment Inc., our shareholders of record immediately prior to the IPO in the amount of 2,500,809 shares, 1,245,927 shares and 200,530 shares, respectively.

     This transaction partakes of the nature of a stock split, therefore a reclassification of $20,332 from "Treasury stock" to "Additional paid-in capital" account has been reflected retroactively for all of the periods presented.

13.  PREFERRED SHARES OF UP OFFSHORE (BAHAMAS) LTD.

     In January 2004, UP Offshore (Bahamas) Ltd. issued 3,000,000 of its Series A 6% non-voting redeemable preferred shares for a subscription price of $3,000.

     The preferred shares accrued cumulative preferred dividends (whether or not declared, whether or not UP Offshore (Bahamas) Ltd. had earnings or profits, and whether or not there were funds legally available for the payment of such dividends) at the annual rate of 6% of the purchase price of such shares.

     UP Offshore (Bahamas) Ltd. could, at any time prior to December 15, 2010, redeem all, but not less than all, of the Series A preferred shares. The redemption price was an amount equal to the amount necessary to cause the holder to realize an internal rate of return of 14% per annum on the subscription amount of such shares.

     On October 20, 2006 UP Offshore (Bahamas) Ltd. redeemed at its option all of the outstanding Series A preferred shares for an amount of $ 4,303 with the proceeds of our initial public offering described in note 1.

     The Company incurred a loss of $914, that was recorded in 2006 in "Minority interest".

14.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Interest and income taxes paid for three years ended December 31, 2006, were as follows:

                                           For the year ended December 31,
                                          ---------------------------------
                                            2006         2005         2004
                                          -------      -------      -------

     Interest paid                        $18,574      $17,932      $18,346
     Income taxes paid                    $   604      $   209      $   784

15.  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

     The Company organizes its business and evaluates performance by its operating segments, Ocean, River, and beginning in 2005 the Offshore Supply and Passenger Business. The accounting policies of the reportable segments are the same as those for the consolidated financial statements (Note 2). The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

     Ocean Business: In our Ocean Business, we own and operate five oceangoing vessels and semi-integrated oceangoing tug barge units under the trade name Ultrapetrol. Our Suezmax and Aframax vessels transport dry and liquid bulk goods on major trade routes around the globe. Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

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

     Offshore Supply Business: We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), two are employed in the spot market in the North Sea and two in the Brazilian market. PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

     Passenger Business: We own and operate two vessels purchased in 2005. The business is concentrated in the Mediterranean and Black Sea.

     Ultrapetrol's vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

                                          For the year ended December 31,
                                       ------------------------------------
                                         2006          2005          2004
                                       --------      --------      --------
     Revenues (1)
     - South America                   $ 87,573      $ 55,455      $ 39,871
     - Europe                            70,548        59,245        30,356
     - Asia                              13,568         9,989        21,647
     - Other                              1,777           672         3,286
                                       --------      --------      --------
                                       $173,466      $125,361      $ 95,160
                                       ========      ========      ========

     (1)  Classified by country of domicile of charterers.

     Revenue by segment consists only of services provided to external customers, as reported in the consolidated statement of operations. Resources are allocated based on segment profit or loss from operation, before interest and taxes.

     Identifiable assets represent those assets used in the operations of each segment.

     The following schedule presents segment information about the Company's operations for the year ended December 31, 2006:

                                                                                        Offshore
                                                     Ocean       River      Passenger    Supply
                                                   Business    Business     Business    Business      Total
                                                   ---------   ---------    ---------   ---------   ---------
     Revenues                                      $  39,202   $  79,124    $  28,851   $  26,289   $ 173,466
     Running and voyage expenses                      14,390      54,131       19,374       9,715      97,610
     Depreciation and amortization                    14,238       8,136        3,626       2,340      28,340
     Segment operating profit                          5,566      10,755        5,101      11,480      32,902
     Segment assets                                  130,960     125,490       38,839     131,090     426,379
     Investments in affiliates                           349       1,936           --          --       2,285
     Income (Loss) from investment in affiliates         384        (124)          --         328         588
     Additions to long-lived assets                $  24,953   $   9,090    $  10,217   $   8,439   $  52,699

     The following schedule presents segment information about the Company's operations for the year ended December 31, 2005:

                                                                           Offshore
                                            Ocean      River    Passenger   Supply
                                          Business   Business   Business   Business     Total
                                          --------   --------   --------   --------   --------
     Revenues                             $ 49,874   $ 54,546   $ 14,409   $  6,532   $125,361
     Running and voyage expenses            14,007     43,530      9,326      6,198     73,061
     Depreciation and amortization          13,063      7,166      1,104         --     21,333
     Gain on disposal of vessels            21,867         --         --         --     21,867
     Segment operating profit               39,289        366      3,415        183     43,253
     Segment assets                         98,252    122,594     27,625     29,811    278,282
     Investments in affiliates                  --      2,060         --     13,638     15,698
     Loss from investment in affiliates        179        306         --         12        497
     Additions to long-lived assets       $ 10,678   $ 12,678   $ 28,105   $     --   $ 51,461

     In 2006 revenues from one customer of Ultrapetrol River Business represent approximately $23,700, or 14% of the Company's consolidated revenues, revenues from one customer of Ultrapetrol Ocean Business represent approximately $19,200, or 11% of the Company's consolidated revenues and the revenues from one customer of the Passenger Business represent approximately $17,600, or 10% of the Company's consolidated revenues.

     In 2005 revenues from one customer of Ultrapetrol Ocean and River Business represent approximately $31,000, or 25% of the Company's consolidated revenues, revenues from one customer of Ultrapetrol Ocean Business represent approximately $21,000, or 17% of the Company's consolidated revenues and revenues for the only customer of the Passenger Business represent approximately $14,400, or 11% of the Company's consolidated revenues.

     In 2004 revenues from one customer of Ultrapetrol Ocean and River Business represent approximately $31,000, or 33% of the Company's consolidated revenues and revenues from one customer of Ultrapetrol Ocean Business represent approximately $17,000, or 18% of the Company's consolidated revenues.

16.  STOCK COMPENSATION

     We have adopted the 2006 Stock Incentive Plan, or the 2006 Plan, dated July 20, 2006, which entitles our officers, key employees and directors to receive restricted stock, stock appreciation rights, stock options dividend equivalent rights, unrestricted stock, restricted stock units or performance shares. Under the 2006 Plan, a total of 1,400,000 shares of common stock have been reserved for issuance. The 2006 Plan is administered by our Board of Directors. Under the terms of the 2006 Plan, our Board of Directors is able to grant new options exercisable at a price per share to be determined by our Board of Directors. Under the terms of the 2006 Plan, no options would be able to be exercised until at least one year after the closing of our initial public offering (October 18, 2006). Any shares received on exercise of the options would not be able to be sold until one year after the date of the stock option grant. All options will expire ten years from the date of grant. The 2006 Plan expires ten years from the closing of our IPO.

     In addition, on July 20, 2006 we entered into separate consulting agreements that became effective upon completion of our initial public offering (October 18, 2006) with companies controlled by our chief executive officer, executive vice president, chief financial officer and chief accountant for work they perform for us in various different jurisdictions.

     In connection with these agreements, the Company awarded a total of 310,000 shares of restricted common stock at no cost to two companies, one of which is controlled by our chief executive officer and the other by our executive vice president. These shares are non-transferable until they vest, which occurs ratably over a three year period. During the vesting period, the shares have voting rights and cash dividends will be paid if declared. The fair market value of the Company's share on the grant date was $11.00. Accordingly, $3.450 is being amortized as compensation expenses over the vesting period of three years, using the straight-line method.

     On December 5, 2006, the Company granted a total of 36,952 shares of restricted common stock at no cost to its non-employee directors. These shares are non-transferable until they vest, which occurs ratably over a three year period. During the vesting period, the shares have voting rights and cash dividends will be paid if declared. The fair market value of the Company's share on the grant date was $12.99. Accordingly, $480 is being amortized as compensation expenses over the vesting period of three years, using the straight-line method.

     Activity with respect to restricted common stock is summarized as follows:

     Nonvested shares outstanding at December 31, 2005                   --
     Granted                                                        346,952
     Vested                                                              --
     Forfeited                                                           --
                                                                    -------
     Nonvested shares outstanding at December 31, 2006              346,952
                                                                    =======

     Total stock based compensation expense was $242 for the period from October 18, 2006 to December 31, 2006 and is recorded in the same line items used for cash compensation. The unrecognized compensation cost at December 31, 2006 was $3,688 and the weighted average remaining life for unrecognized compensation was 2.75 years.

     In addition, the Company awarded to three companies, one of which is controlled by our chief executive officer, one by our executive vice president and the other by our chief financial officer, stock options to purchase a total of 348,750 shares of common stock at an exercise price of $ 11.00 per share. These stock options vest ratably over a three-year period and expire ten years from the date of grant. The fair value of the options granted were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.77% which is based on the U.S. Treasury yield curve in effect at the time of the grant, expected dividend yield of 0%, expected stock price volatility of 10.32% and expected life of 6 years, which has been computed based on the short-cut method per the Securities and Exchange Commission Staff Accounting Bulletin N(degree) 107. The aggregate fair market value of the stock options on the grant date, $1,444, is being amortized as compensation expenses over the vesting period of three years, using the straight-line method.

     Activity and related information with respect to the Company's stock options is summarized as follows:

                                                                     Exercise
                                                           Shares     price
                                                           -------   --------

     Under option at December 31, 2005a                         --        --
     Options granted                                       348,750    $11.00
     Options exercised                                          --        --
     Options forfeited or expired                               --        --
                                                           -------    ------
     Under option at December 31, 2006a                    348,750    $11.00
     Options exercisable at December 31, 2006a                  --        --

     Options outstanding at December 31, 2006 had a remaining contractual life of 9.75 years and had an exercise price of $11.00.

     Total stock based compensation expenses was $108 for the period from October 18, 2006 to December 31, 2006 and is recorded in the same line items used for cash compensation. The unrecognized compensation cost at December 31, 2006 was $1,336 and the weighted average remaining life for unrecognized compensation was 2.75 years.

17.  SUPPLEMENTAL GUARANTOR INFORMATION

     On November 24, 2004, the Company issued $180 million 9% First Preferred Ship Mortgage Notes due 2014.

     The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by the majority of the Company's subsidiaries directly involved in our Ocean and Passenger Business.

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

                                               ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


                                               SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

                                                         AS OF DECEMBER 31, 2006

                                                 (stated in thousands of U.S. dollars)
                                                                         Combined
                                                          Combined      subsidiary                          Total
                                                          subsidiary        non       Consolidating      consolidated
                                                Parent    guarantors    guarantors     adjustments          amounts
                                               --------   -----------   -----------   --------------    --------------
Current assets
Receivables from related parties                198,033        26,615        13,158         (234,484)            3,322
Other current assets                             16,191        13,351        21,906               --            51,448
                                               --------   -----------   -----------   --------------    --------------
Total current assets                            214,224        39,966        35,064         (234,484)           54,770
                                               --------   -----------   -----------   --------------    --------------

Noncurrent assets
Vessels and equipment, net                           --       130,666       205,990           (3,465)          333,191
Investment in affiliates                        142,759            --         2,285         (142,759)            2,285
Other noncurrent assets                           6,233        10,732        19,168               --            36,133
                                               --------   -----------   -----------   --------------    --------------
Total noncurrent assets                         148,992       141,398       227,443         (146,224)          371,609
                                               --------   -----------   -----------   --------------    --------------
Total assets                                    363,216       181,364       262,507         (380,708)          426,379
                                               ========   ===========   ===========   ==============    ==============

Current liabilities
Payables to related parties                       1,097       144,779        89,028         (234,484)              420
Other financial debt                                 --            --         4,700               --             4,700
Other current liabilities                         2,690         4,289        10,672               --            17,651
                                               --------   -----------   -----------   --------------    --------------
Total current liabilities                         3,787       149,068       104,400         (234,484)           22,771
                                               --------   -----------   -----------   --------------    --------------

Noncurrent liabilities
Long-term debt                                  180,000            --            --               --           180,000
Other financial debt, net of current portion         --            --        34,294               --            34,294
Other noncurrent liabilities                         --           346         6,448               --             6,794
                                               --------   -----------   -----------   --------------    --------------
Total noncurrent liabilities                    180,000           346        40,742               --           221,088
                                               --------   -----------   -----------   --------------    --------------
Total liabilities                               183,787       149,414       145,142         (234,484)          243,859

Minority interests                                   --            --            --            3,091             3,091

Shareholders' equity                            179,429        31,950       117,365         (149,315)          179,429
                                               --------   -----------   -----------   --------------    --------------

Total liabilities, minority interests
  and shareholders' equity                      363,216       181,364       262,507         (380,708)          426,379
                                               ========   ===========   ===========   ==============    ==============


                                             ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


                                              SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

                                                          AS OF DECEMBER 31, 2005

                                                   (stated in thousands of U.S. dollars)
                                                                          Combined
                                                           Combined      subsidiary                          Total
                                                           subsidiary        non       Consolidating      consolidated
                                                Parent     guarantors    guarantors     adjustments          amounts
                                               --------    -----------   -----------   --------------    --------------
Current assets
Receivables from related parties               $ 150,558   $     4,147   $     5,580   $     (142,341)   $       17,944
Other current assets                               3,207        11,222        17,733               --            32,162
                                               ---------   -----------   -----------   --------------    --------------
Total current assets                             153,765        15,369        23,313         (142,341)           50,106
                                               ---------   -----------   -----------   --------------    --------------

Noncurrent assets
Vessels and equipment, net                            --       128,589        54,696           (1,216)          182,069
Investment in affiliates                          68,150            --        15,698          (68,150)           15,698
Other noncurrent assets                            6,260        14,641         9,508               --            30,409
                                               ---------   -----------   -----------   --------------    --------------
Total noncurrent assets                           74,410       143,230        79,902          (69,366)          228,176
                                               ---------   -----------   -----------   --------------    --------------
Total assets                                   $ 228,175   $   158,599   $   103,215   $     (211,707)   $      278,282
                                               =========   ===========   ===========   ==============    ==============

Current liabilities
Payables to related parties                    $   3,056   $   119,972   $    21,321   $     (142,341)   $        2,008
Other financial debt                                  --            --         6,599               --             6,599
Other current liabilities                          1,645         6,431         6,700               --            14,776
                                               ---------   -----------   -----------   --------------    --------------
Total current liabilities                          4,701       126,403        34,620         (142,341)           23,383
                                               ---------   -----------   -----------   --------------    --------------

Noncurrent liabilities
Long-term debt                                   180,000            --            --               --           180,000
Other financial debt, net of current portion          --            --        22,953               --            22,953
Other noncurrent liabilities                          --           537           558               --             1,095
                                               ---------   -----------   -----------   --------------    --------------
Total noncurrent liabilities                     180,000           537        23,511               --           204,048
                                               ---------   -----------   -----------   --------------    --------------
Total liabilities                                184,701       126,940        58,131         (142,341)          227,431

Minority interests                                    --            --            --            2,479             2,479

Minority interests subject to put right               --            --            --            4,898             4,898

Shareholders' equity                              43,474        31,659        45,084          (76,743)           43,474
                                               ---------   -----------   -----------   --------------    --------------

Total liabilities, minority interests
  and shareholders' equity                     $ 228,175   $   158,599   $   103,215   $     (211,707)   $      278,282
                                               =========   ===========   ===========   ==============    ==============

                                    ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


                                 SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF INCOME

                                         FOR THE YEAR ENDED DECEMBER 31, 2006

                                         (stated in thousands of U.S. dollars)
                                                 Combined
                                            Combined       subsidiary                           Total
                                            subsidiary         non        Consolidating      consolidated
                                Parent      guarantors     guarantors      adjustments          amounts
                               --------     -----------    -----------    --------------    --------------
Revenues                       $      --    $    94,823    $    97,599    $      (18,956)   $      173,466

Operating expenses                (2,974)       (78,174)       (78,314)           18,898          (140,564)
                               ---------    -----------    -----------    --------------    --------------
Operating profit (loss)           (2,974)        16,649         19,285               (58)           32,902

Investment in affiliates          11,857             --            588           (11,857)              588
Other income (expenses)            1,643        (15,545)        (4,942)               --           (18,844)
                               ---------    -----------    -----------    --------------    --------------
Income before income tax and
minority interest                 10,526          1,104         14,931           (11,915)           14,646

Income taxes                          --           (813)        (1,388)               --            (2,201)
Minority interest                     --             --             --            (1,919)           (1,919)
                               ---------    -----------    -----------    --------------    --------------
Net income                     $  10,526    $       291    $    13,543    $      (13,834)   $       10,526
                               =========    ===========    ===========    ==============    ==============

                           SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF INCOME

                                   FOR THE YEAR ENDED DECEMBER 31, 2005

                                   (stated in thousands of U.S. dollars)
                                                        Combined
                                        Combined       subsidiary                           Total
                                        subsidiary         non        Consolidating      consolidated
                            Parent      guarantors     guarantors      adjustments          amounts
                           --------     -----------    -----------    --------------    --------------
Revenues                   $      --    $    73,243    $    58,869    $       (6,751)   $      125,361

Operating expenses            (1,606)       (49,725)       (37,509)            6,732           (82,108)
                           ---------    -----------    -----------    --------------    --------------
Operating profit (loss)       (1,606)        23,518         21,360               (19)           43,253

Investment in affiliates      15,768             --           (497)          (15,768)             (497)
Other income (expenses)          406        (14,842)        (3,169)               --           (17,605)
                           ---------    -----------    -----------    --------------    --------------
Income before income tax
and minority interest         14,568          8,676         17,694           (15,787)           25,151

Income taxes                      --           (409)          (377)               --              (786)
Minority interest                 --             --             --            (9,797)           (9,797)
                           ---------    -----------    -----------    --------------    --------------
Net income                 $  14,568    $     8,267    $    17,317    $      (25,584)   $       14,568
                           =========    ===========    ===========    ==============    ==============

                              ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


                           SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF INCOME

                                   FOR THE YEAR ENDED DECEMBER 31, 2004

                                   (stated in thousands of U.S. dollars)
                                                        Combined
                                        Combined       subsidiary                           Total
                                        subsidiary         non        Consolidating      consolidated
                            Parent      guarantors     guarantors      adjustments          amounts
                           --------     -----------    -----------    --------------    --------------
Revenues                   $     --     $    61,856    $    54,121    $      (20,817)   $       95,160

Operating expenses           (1,222)        (39,667)       (47,654)           20,817           (67,726)
                           --------     -----------    -----------    --------------    --------------
Operating profit (loss)      (1,222)         22,189          6,467                --            27,434

Investment in affiliates     14,317              --            356           (14,267)              406
Other income (expenses)      (7,956)         (9,236)        (1,752)           (1,975)          (20,919)
                           --------     -----------    -----------    --------------    --------------
Income before income tax
and minority interest         5,139          12,953          5,071           (16,242)            6,921

Income taxes                     --             265           (907)               --              (642)
Minority interest                --              --             --            (1,140)           (1,140)
                           --------     -----------    -----------    --------------    --------------
Net income                 $  5,139     $    13,218    $     4,164    $      (17,382)   $        5,139
                           ========     ===========    ===========    ==============    ==============

                         SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

                                   FOR THE YEAR ENDED DECEMBER 31, 2006

                                   (stated in thousands of U.S. dollars)
                                                            Combined
                                            Combined       subsidiary                           Total
                                            subsidiary         non        Consolidating      consolidated
                                Parent      guarantors     guarantors      adjustments          amounts
                               --------     -----------    -----------    --------------    --------------
Net income                     $  10,526    $       291    $    13,543    $      (13,834)   $       10,526
Adjustments to reconcile net
  income to net cash (used
  in) provided by operating
  activities                      (8,733)        19,521         (6,347)           13,834            18,275
                               ---------    -----------    -----------    --------------    --------------
Net cash (used in) provided
  by operating activities          1,793         19,812          7,196                --            28,801
                               ---------    -----------    -----------    --------------    --------------

Intercompany sources             (58,516)       (22,035)         2,000            78,551                --
Non-subsidiary sources           (53,848)       (17,511)       (32,670)               --          (104,029)
                               ---------    -----------    -----------    --------------    --------------
Net cash (used in) provided
  by investing activities       (112,364)       (39,546)       (30,670)           78,551          (104,029)
                               ---------    -----------    -----------    --------------    --------------

Intercompany sources              (2,000)        17,900         62,651           (78,551)               --
Non-subsidiary sources           125,129             --        (37,167)               --            87,962
                               ---------    -----------    -----------    --------------    --------------
Net cash (used in) provided
by financing activities          123,129         17,900         25,484           (78,551)           87,962
                               ---------    -----------    -----------    --------------    --------------
Net increase (decrease) in
  cash and cash equivalents    $  12,558    $    (1,834)   $     2,010    $           --    $       12,734
                               =========    ===========    ===========    ==============    ==============


                              ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                         SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

                                   FOR THE YEAR ENDED DECEMBER 31, 2005

                                   (stated in thousands of U.S. dollars)

                                                            Combined
                                            Combined       subsidiary                           Total
                                            subsidiary         non        Consolidating      consolidated
                                Parent      guarantors     guarantors      adjustments          amounts
                               --------     -----------    -----------    --------------    --------------
Net income                     $ 14,568    $     8,267    $    17,317    $      (25,584)   $       14,568
Adjustments to reconcile net
  income to net cash (used
  in) provided by operating
  activities                    (15,057)         7,919        (16,343)           25,584             2,103
                               --------    -----------    -----------    --------------    --------------
Net cash (used in) provided
  by operating activities          (489)        16,186            974                --            16,671
                               --------    -----------    -----------    --------------    --------------

Intercompany sources            (15,745)        (3,835)          (457)           20,037                --
Non-subsidiary sources          (13,401)       (41,214)        27,890                --           (26,725)
                               --------    -----------    -----------    --------------    --------------
Net cash provided by (used
  in) investing activities      (29,146)       (45,049)        27,433            20,037           (26,725)
                               --------    -----------    -----------    --------------    --------------

Intercompany sources              3,056         25,994         (9,013)          (20,037)               --
Non-subsidiary sources           29,386             --        (23,020)               --             6,366
                               --------    -----------    -----------    --------------    --------------
Net cash provided by (used
  in) financing activities       32,442         25,994        (32,033)          (20,037)            6,366
                               --------    -----------    -----------    --------------    --------------
Net increase (decrease) in
  cash and cash equivalents    $  2,807    $    (2,869)   $    (3,626)   $           --    $       (3,688)
                               ========    ===========    ===========    ==============    ==============

                               SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

                                       FOR THE YEAR ENDED DECEMBER 31, 2004

                                       (stated in thousands of U.S. dollars)

                                                            Combined
                                            Combined       subsidiary                           Total
                                            subsidiary         non        Consolidating      consolidated
                                Parent      guarantors     guarantors      adjustments          amounts
                               --------     -----------    -----------    --------------    --------------
Net income                     $  5,139     $    13,218    $     4,164    $      (17,382)   $        5,139
Adjustments to reconcile net
  income to net cash (used
  in) provided by operating
  activities                     (7,155)         10,333         (2,570)           17,382            17,990
                               --------     -----------    -----------    --------------    --------------
Net cash provided by
  operating activities           (2,016)         23,551          1,594                --            23,129
                               --------     -----------    -----------    --------------    --------------

Intercompany sources            (18,115)          6,402          2,154             9,559                --
Non-subsidiary sources               --         (14,982)       (42,574)               --           (57,556)
                               --------     -----------    -----------    --------------    --------------
Net cash provided by (used
  in) investing activities      (18,115)         (8,580)       (40,420)            9,559           (57,556)
                               --------     -----------    -----------    --------------    --------------

Intercompany sources             (8,556)          2,224         15,891            (9,559)               --
Non-subsidiary sources           28,063         (14,750)        24,468                --            37,781
                               --------     -----------    -----------    --------------    --------------
Net cash provided by (used
  in) financing activities       19,507         (12,526)        40,359            (9,559)           37,781
                               --------     -----------    -----------    --------------    --------------
Net increase (decrease) in
  cash and cash equivalents    $   (624)    $     2,445    $     1,533    $           --    $        3,354
                               ========     ===========    ===========    ==============    ==============

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  SUBSEQUENT EVENTS

     Delivery of Alejandrina and loan draw down:

     On January 5, 2007 the Company took delivery of the Alejandrina (note 5) and paid the balance of the purchase price of $15,300. On January 29, 2007, Stanyan Shipping Inc. (our wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina) entered into a loan agreement with Natixis for an amount of $13,616 to provide post-delivery secured financing on the Alejandrina.

     The loan is secured by a mortgage on the Alejandrina is guaranteed by Ultrapetrol (Bahamas) Limited, and contains customary covenants.

     Loan draw down and re-finance an existing loans

     On January 2, 2007, UP Offshore (Bahamas) Ltd. drew down $37,500 of its loan agreement with DVB AG of up to $61,306, which was used to refinance the current $30 million loan facility with DVB NV.

     On March 7, 2007, UP Offshore (Bahamas) Ltd. drew down $23,806 of its loan agreement with DVB AG of up to $61,306, which was partially used to funded the Otto Candies acquisition.

     Otto Candies acquisition

     On March 7, 2007, the Company through its subsidiaries in the River Business acquired all of the issued and outstanding shares of Candies Paraguayan Ventures LLC and Compania Paraguaya de Transporte Fluvial S.A. (the "Otto Candies acquisition") for $13,800 in cash. At time of acquisition, Otto Candies owned 12 river barges and 1 push boat.

     The purchase price allocation for this acquisition has not yet been completed, but the purchase price is expected to be in excess of the carrying value of the net assets acquired.

     PSVs construction

     On February 21, 2007, UP Offshore (Bahamas) Ltd. signed a shipbuilding contract with a shipyard in India for construction of two PSVs with a combined cost of $43,300, will be delivered schedule begins in 2009.

     UP Offshore (Bahamas) Ltd. has at its own, the option to acquire two additional PSVs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of ULTRAPETROL (BAHAMAS) LIMITED:

We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries, as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Buenos Aires, Argentina
  March 21, 2007                      PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
                                            Member of Ernst & Young Global


                                                 EZEQUIEL A. CALCIATI
                                                       Partner

ITEM 19 - EXHIBITS

EXHIBIT INDEX

Exhibit Number      Description
--------------      -----------

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

** Incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856).

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on March 21, 2007.

ULTRAPETROL (BAHAMAS) LIMITED


/s/ Felipe Menendez Ross
-----------------------------
Felipe Menendez Ross
President

SK 02351 0010 756388 v3