Form 20-F
ULTRAPETROL BAHAMAS LTD
filed 2008-03-13
CIK 1062781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
[    ]                                                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]                                                                        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

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
Ocean Centre, Montagu Foreshore
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

Common Shares, $0.01 par value33,443,030 Shares Outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___      No    X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   X          No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

   Large accelerated filer  _____    Accelerated filer    X          Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow.

                                Item 17  _____   Item 18    X

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  _____   No    X

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “should,” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties that are described more fully in this report in the section titled “Risk Factors” in Item 3.D of this report. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•           future operating or financial results;

•           pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•           general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand;

•           our ability to obtain additional financing;

•           our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•           our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives;

•           our dependence upon the abilities and efforts of our management team;

•           changes in governmental rules and regulations or actions taken by regulatory authorities;

•           adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•           the highly competitive nature of the ocean-going transportation industry;

•           the loss of one or more key customers;

•           fluctuations in foreign exchange rates and devaluations of currencies;

•           potential liability from future litigation; and

•           other factors discussed in the section titled “Risk Factors” in Item 3.D of this report.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 – KEY INFORMATION

A.         SELECTED FINANCIAL DATA

The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited (the “Company”) is for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and has been derived from the Company’s Financial Statements.

		Year Ended December 31,

	2003	2004(1)	2005	2006(2)	2007
Statement of Income Data:
		(Dollars in thousands)

Revenues	$75,233	$95,160	$125,361	$173,466	$221,742
Operating expenses(3)	(41,303)	(40,815)	(73,061)	(97,610)	(131,175)
Depreciation and amortization	(22,567)	(18,688)	(21,333)	(28,340)	(35,463)
Management fees to related parties(4)	(2,863)	(1,513)	(2,118)	(511)	--
Administrative and commercial expenses	(4,955)	(7,494)	(7,617)	(13,905)	(20,355)
Other operating income (expenses)(5)	(2,124)	784	22,021	(198)	10,763

Operating profit	1,421	27,434	43,253	32,902	45,512
Financial expense	(16,207)	(16,134)	(19,141)	(19,025)	(20,178)
Financial gain (loss) on extinguishment of debt(6)	1,782	(5,078)	--	(1,411)	--
Financial income	201	119	1,152	733	2,928
Net loss on FFAs (7)	--	--	--	--	(17,801)
Investment in affiliates(8)	3,140	406	(497)	588	(28)
Other, net	(337)	174	384	859	(367)
Income (loss) before income tax and minority interest	(10,000)	6,921	25,151	14,646	10,066
Income taxes	(185)	(642)	(786)	(2,201)	(4,886)
Minority interest(9)	(1,333)	(1,140)	(9,797)	(1,919)	(739)
Net income (loss)	$(11,518)	$5,139	$14,568	$10,526	$4,441
Basic net (loss) income per share	$(0.74)	$0.33	$0.94	$0.59	$0.14
Diluted net (loss) income per share	$(0.74)	$0.33	$0.94	$0.58	$0.14
Basic weighted average number of shares	15,500,000	15,500,000	15,500,000	17,965,753	31,596,346
Diluted weighted average number of shares	15,500,000	15,500,000	15,500,000	18,079,091	31,923,350
Balance Sheet Data (end of period):
Cash and cash equivalents	$8,248	$11,602	$7,914	$20,648	$64,262
Current restricted cash	1,155	2,975	3,638	--	--
Working capital(10)	15,416	13,441	26,723	31,999	64,768
Vessels and equipment, net	120,803	160,535	182,069	333,191	462,292
Total assets	208,161	273,648	278,282	426,379	622,160
Total debt	155,814	220,413	211,275	220,685	334,514
Shareholders’ equity	23,793	28,910	43,474	179,429	253,142

EBITDA(11)(12)(13)	$25,659	$45,681	$55,828	$62,417	$64,968

(1)
In a series of related transactions, on April 23, 2004, through two wholly owned subsidiaries, we acquired from American Commercial Barge Lines Ltd., or ACBL, the remaining 50% equity interest in UABL Limited, or UABL, that we did not previously own, along with a fleet of 50 river barges and seven river pushboats. The results of UABL’s operations have been included in our consolidated financial statements since that date.

(2)
On March 21, 2006, we acquired an additional 66.67% of UP Offshore, which is the holding company for our Offshore Supply Business, raising our ownership to 94.45%. The results of UP Offshore’s operations have been included in our consolidated financial statements since that date.

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

(5)
Other operating income in 2005 includes $21.8 million gain from the sale of our Capesize bulk carrier, the Cape Pampas. This vessel was owned directly by Ultracape (Holdings) Ltd., or Ultracape, a company of which we owned 60%. Accordingly, the gain on sale attributable to the remaining 40% that we did not own is deducted from income as minority interest. Other operating income in 2007 includes $10.1 million net gain from the sale of our Aframax product tanker, the Princess Marina and our passenger vessel New Flamenco in October and November 2007, respectively.

(6)
During 2003, we repurchased $6.7 million principal amount of our 10½ First Preferred Ship Mortgage Notes due 2008, or the Prior Notes, for a price of $4.8 million and realized a gain of $1.8.million. During 2004, we repurchased $5.7 million principal amount of our Prior Notes for a price of $4.3 million and realized a gain of $1.3 million, and we incurred $6.4 million in expenses in relation to our tender offer and repurchase of our Prior Notes.  During 2006, there was an early redemption of our indebtedness in our River Business and we incurred a loss of $1.4 million related to the unamortized balance of issuance costs.

(7)
We recorded an aggregate net unrealized (“non-cash”) loss of $11,719 and a realized (cash) loss of $6,082 for the year ended December 31, 2007, which is reflected on our Statement of Income as Other Income (Expenses) – Net loss on FFAs, which have not been designated as hedges for accounting purposes.

(8)
Prior to April 2004, we owned 50% of UABL through a joint venture with ACBL and, accordingly, we accounted for it using the equity method. Also, prior to March 2006, we owned 27.78% of UP Offshore (Bahamas) Ltd. and, accordingly, we accounted for it using the equity method.

(9)
We owned 60% of Ultracape, which owned the Capesize bulk carrier Cape Pampas prior to its sale in May 2005, and accordingly we recognized minority interest for the 40% we did not own.  Figures in 2003 and 2004 principally represent 40% of the income earned by Ultracape, from operation of the Cape Pampas. The figure in 2005 represents 40% of the income from operations of the Cape Pampas as well as 40% of the gain on the sale of the vessel in May 2005. Minority interest in 2006 includes a loss of $0.9 million incurred through redemption of the preferred shares issued by our subsidiary UP Offshore owned by IFC, which was part of the use of proceeds from our IPO.

(10)	Current assets less current liabilities.

(11)
EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness. We also use EBITDA to assess the performance of our business units. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gain and losses associated with extinguishment of debt including preferred shares issued for our subsidiaries, are a direct financing item that affects our results, and as such we exclude these items in our calculation of EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management’s discretionary use.

(12)	The following table reconciles our EBITDA to our net income:

Year ended December 31,
	2003	2004	2005		2006		2007
(Dollars in thousands)

Net income (loss)	$(11,518)	$5,139	$14,568		$10,526		$4,441
Plus
Financial expense	16,207	16,134	19,141		19,025		20,178
Financial gain on extinguishment of debts	(1,782)	(1,344)	--		--		--
Financial losses on extinguishment of debts	--	6,422	--		1,411	(a)	--
Income taxes	185	642	786		2,201		4,886
Depreciation and amortization	22,567	18,688	21,333		28,340		35,463
Premium paid for redemption of preferred shares	--	--	--		914		--
EBITDA	$25,659	$45,681	$55,828	(a)	$62,417		$64,968	(c)

(a)	Corresponds to the loss incurred in the fourth quarter of 2006 through the early repayment of the loans granted by IFC to UABL, which was part of the use of proceeds from our IPO.

(b)	EBITDA for 2005 includes $13.1 million, net of minority interest from the gain on the sale of Cape Pampas in May 2005.

(c)	EBITDA for 2007 includes $10.1 million net gain from the sale of Princess Marina and New Flamenco in October and November 2007, respectively.

(13)	The following table reconciles our EBITDA to our operating profit for each of our business segments:

Year Ended December 31, 2007
(Dollars in thousands)
	River Business	Offshore Supply Business	Ocean Business		Passenger Business	Total
Segment operating profit	$9,216	$15,572	$25,222		$(4,498)	$45,512
Depreciation and amortization	9,771	4,335	16,162		5,195	35,463
Minority interest	--	(745)	6		--	(739)
(Loss) income from investment in affiliates	(139)	--	111		--	(28)
Other, net (a)	(591)	16	236		(28)	(367)
Net loss on FFAs	--	--	(17,801)		--	(17,801)
Segment EBITDA:	$18,257	$19,178	$23,936	(c)	$669	$62,040
Items not included in Segment EBITDA:
Financial income						2,928
Consolidated EBITDA (b)						$64,968

(a) Individually not significant.

(b) The reconciliation of our consolidated EBITDA to our net income is set forth in note 12 above.

(c) Ocean Business Segment EBITDA includes $10.3 million gain from the sale of Princess Marina in October 2007.

	Year Ended December 31, 2006
	(Dollars in thousands)
	River Business	Offshore Supply Business	Ocean Business	Passenger Business	Total
Segment operating profit	$10,755	$11,480	$5,566	$5,101	$32,902
Depreciation and amortization	8,136	2,340	14,238	3,626	28,340
Minority interest	(285)	(1,409)	(225)	--	(1,919)
(Loss) income from investment in affiliates	(124)	328	384	--	588
Other, net(a)	--	67	792	--	859
Premium paid for redemption of preferred shares(b)	--	914	--	--	914
Segment EBITDA:	$18,482	$13,720	$20,755	$8,727	$61,684
Items not included in Segment EBITDA:
Financial income					733
Consolidated EBITDA(c)					$62,417

(a) Individually not significant.

(b) Represents a loss of $0.9 million incurred through redemption of the preferred shares issued by our subsidiary UP Offshore owned by IFC which was part of the use of proceeds of our IPO.

(c) The reconciliation of our consolidated EBITDA to our net income is set forth in note 12 above.

B.         CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.         REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.         RISK FACTORS

Please note:  In this section, “we”, “us” and “our” all refer to the Company and its subsidiaries.

Risks Relating to Our Industry

The oceangoing cargo transportation industry is cyclical and volatile, and this may lead to volatility in, and reductions of, our charter rates and volatility in our results of operations.

The oceangoing cargo transportation industry is both cyclical and volatile, with frequent and large fluctuations in charter rates. The charter rates earned by the vessels in our Ocean Business will depend in part upon the state of the vessel market at the time we seek to charter them. We cannot control the forces affecting the supply and demand for these vessels or for the goods that they carry or predict the state of the vessel market on any future date. If the vessel market is in a period of weakness when our vessels’ charters expire, we may be forced to re-charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.

Some of the factors that influence the demand for oceangoing vessel capacity include:

•           global production of and demand for petroleum and petroleum products and dry bulk commodities;

•           the distance that these products and commodities must be transported by sea;

•           the globalization of manufacturing and other developments in international trade;

•           global and regional economic and political conditions;

•           environmental and other regulatory developments;

•           weather; and

•           changes in seaborne and other transportation patterns and the supply of and rates for alternative means of transportation.

Some of the factors that influence the supply of oceangoing vessel capacity include:

•           the number of newbuilding deliveries;

•           the scrapping rate of older vessels;

•           the price of steel;

•           the number of vessels that are out of service at a given time;

•           changes in environmental and other regulations that may limit the useful life of vessels; and

•           port or canal congestion.

Our River Business can be affected by factors beyond our control, particularly adverse weather conditions that can affect production of the goods we transport and navigability of the river system on which we navigate.

We derive a significant portion of our River Business revenue from transporting soybeans and other agricultural products produced in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for our services. In 2005, our results of operations and financial condition were negatively impacted due to the decline in soybean production associated with that year’s drought. Drought conditions also affected the size of the Paraguayan soybean crop in 2006. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers, as was the case in the fourth quarter of 2007.

The rates we charge and the quantity of freight we transport in our River Business can also be affected by:

•           demand for the goods we ship on our barges;

•           adverse river conditions, such as flooding or lock outages, that slow or stop river traffic;

•           any accidents or operational disruptions to ports, terminals or bridges along the rivers on which we operate;

•           changes in the quantity of barges available for river transport through the entrance of new competitors or expansion of operations by existing competitors;

•           the availability of transfer stations and cargo terminals for loading of cargo on and off barges; and

•           the availability and price of alternative means of transporting goods out of the Hidrovia Region.

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

The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors. A prolonged, material downturn in oil and natural gas prices is likely to cause a substantial decline in expenditures for exploration, development and production activity, which would likely result in a corresponding decline in the demand for PSVs and thus decrease the utilization and charter rates of our PSVs. An increase in the order book for new tonnage beyond the growth of demand could result in a decline of the charter rates paid for PSV’s in the market. Such decreases in demand or increases in supply could have an adverse effect on our financial condition and results of operations. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies may not result in increased demand for our PSVs. The factors affecting the supply and demand for PSVs are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. If the PSV market is in a period of weakness when our vessels’ charters expire, we may be forced to re-charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.

Some of the factors that influence the supply and demand for PSVs include:

•           worldwide demand for oil and natural gas;

•           prevailing oil and natural gas prices and expectations about future prices and price volatility;

•           the cost of offshore exploration for, and production and transportation of, oil and natural gas;

•           consolidation of oil and gas service companies operating offshore;

•           availability and rate of discovery of new oil and natural gas reserves in offshore areas;

•           local and international political and economic conditions and policies;

•           technological advances affecting energy production and consumption;

•           weather conditions;

•           environmental regulation;

•           volatility in oil and gas exploration, development and production activity;

•           the number of newbuilding deliveries; and

•           deployment of PSVs to areas in which we operate.

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

If our vessels suffer damage, they may need to be repaired. The costs of repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at repair facilities is sometimes limited and not all repair facilities are conveniently located. We may be unable to find space at a suitable repair facility or we may be forced to travel to a repair facility that is not conveniently located near our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities would decrease our earnings.

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

Vessel values have historically been very volatile. The market value of our vessels may fluctuate significantly in the future, and we may incur losses when we sell vessels, which would adversely affect our earnings. Some of the factors that affect the fair market value of vessels, all of which are beyond our control, are:

•           general economic, political and market conditions affecting the shipping industry;

•           number of vessels of similar type and size currently on the market for sale;

•           the viability of other modes of transportation that compete with our vessels;

•           cost and number of newbuildings and vessels scrapped;

•           governmental or other regulations;

•           prevailing level of charter rates; and

•           technological advances that can render our vessels inferior or obsolete.

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

All of our vessels will be subject to Annex VI regulations. While we expect that our newbuilding vessels will meet relevant Annex VI requirements at the time of their delivery and that our existing fleet will comply with such requirements, subject to classification society surveys, such compliance could require modifications to the engines or the addition of expensive emissions control systems, or both, as well as the use of low sulphur fuels. At present our vessels are complying with these requirements. It could happen that from time to time additional requirements may arise, but we do not expect them to have a material adverse effect on our operating costs.

MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Our three tankers (Miranda I, Alejandrina and Amadeo) and two of our Suezmax vessels, Princess Nadia and Princess Susana, are fully certified by class as double hull vessels. Our Princess Katherine currently does not meet the configuration criteria and will require minor modifications to comply with these criteria before the end of 2010. These modifications will not involve major steel work. Our oceangoing barge Alianza G3, although of double hull construction, does not meet the minimum height criteria in double bottoms and the minimum distance in double side in correspondence with her slop tanks required by Rule 19 (formerly Rule 13) and, therefore, currently has a phase out date of December 2008. However, we have obtained a reconsideration from the Argentine Coast Guard which in practice means that this unit will be allowed to operate in Argentine waters in her present state until the end of her useful life.

In the United States, OPA provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator’s gross negligence or willful misconduct. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters. The IMO has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner’s intentional or reckless conduct. The IMO and the European Union, or EU, also have adopted separate phase-out schedules applicable to non-double hull tankers operating in international and EU waters. These regulatory programs may require us to introduce modifications or changes to tank configuration to meet the EU double hull standards for our vessels or otherwise remove them from operation.

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

The following information has been extracted from the TVEL/COC corresponding to the vessels’ last inspection at a U.S. port.

Name	Phase-out date*	Last TVEL/COC issuance date**
Princess Katherine	N/A	March 26, 2003
Princess Nadia	January 2014	August 26, 2001
Princess Susana	November 2014	February 18, 2003
____________
*
As per the last Tank Vessel Examination Letter, or TVEL/Certificate of Compliance, or COC. If the Princess Nadia and / or Princess Susana were to enter a U.S. port, their new TVEL / COC should show no phase-out date since after their dry docks (carried out between December 2006 and January 2007) both vessels comply with OPA 90 for existing vessels.

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

There was no phase-out date imposed on Princess Katherine at the time of its last inspection by the USCG. However, Princess Katherine could be given a phase out date if or when next inspected by the USCG since we have not yet made the necessary minor modifications in order to make her compliant with OPA 90 for existing vessels.

In 2010, the IMO will enforce mandatory SOLAS requirements so that all passenger vessels operating must be built under regulation SOLAS 60, Part H, restricting use of combustible material and requiring that all passenger vessels be fully outfitted with sprinklers in both the passenger and engine room spaces.

The Blue Monarch was built according to the rules of regulation SOLAS 60, but using method II, along with a sprinkler system installed during construction. However, under method II generally there was no restriction on any type of internal division and this method allowed combustible material to be used during construction which is now generally not permissible pursuant to the SOLAS amendments. Therefore, for trading beyond 2010, this vessel will require a complete refurbishment that we cannot assure you will be economically viable.

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

The hull and machinery of our offshore supply fleet, ocean fleet, passenger vessel and parts of our river fleet are classed by classification societies. The classification society certifies that a vessel is in class, and may also issue the vessel’s safety certification in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our classed vessels are currently enrolled with classification societies that are members of the International Association of Classification Societies.

A classed vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel’s machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Generally, classed vessels are also required to be drydocked every two to three years for inspection of the underwater parts of such vessels. However, classed vessels must be drydocked for inspection at least twice every five years.

If a vessel does not maintain its class, that vessel will, in practical terms, be unable to trade and will be unemployable, which would negatively impact our revenues, and could cause us to be in violation of certain covenants in our loan agreements and/or our insurance policies.

Our vessels could be subject to seizure through maritime arrest or government requisition.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting the vessel or, under the “sister ship” theory of liability followed in some jurisdictions, arrest the vessel that is subject to the claimant’s maritime lien or any other vessel owned or controlled by the same owner. In addition, a government could seize ownership of one of our vessels or take control of a vessel and effectively become her charterer at charter rates dictated by the government. Generally, such requisitions occur during a period of war or emergency. The maritime arrest, government requisition or any other seizure of one or more of our vessels could interrupt our operations, reducing related revenue and earnings, and may require us to pay very large sums of money to have the arrest lifted.

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

Demand for cruises in our Passenger Business may be affected by a number of factors. Sales are dependent on the underlying economic strength of the countries in which we operate and the country of origin of our passengers, which is currently primarily countries in Europe. Adverse economic conditions can reduce the level of consumers' disposable income that is available for their vacation choices. In addition, events or circumstances that make cruises less attractive relative to other vacation or leisure alternatives will reduce consumer demand for cruises. When our vessel is not operating under charter, we do not have a guaranteed minimum number of passengers and we may not be able to attract enough passengers to fully cover our costs.

Moreover, adverse incidents involving passenger vessels and adverse media publicity concerning the cruise industry in general or our vessel in particular may reduce demand. The operation of passenger vessels involves the risk of accidents, fires, sicknesses and other incidents, which may bring into question passenger safety and security and adversely affect future industry performance. Any accidents and other incidents involving our passenger vessel would adversely affect our future revenues and earnings. In addition, accidents involving other cruise businesses or other adverse media publicity concerning the cruise industry in general could impact customer demand and, therefore, have an adverse impact on our revenues and earnings.

In addition, armed conflicts or political instability in areas where our passenger vessel operates can adversely affect demand for our cruises to those areas. Also, acts of terrorism and threats to public health can have an adverse effect on the public's attitude toward the safety and security of travel and the availability of air service and other forms of transportation, which some of our passengers use to travel.

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

We are an international company and conduct almost all of our operations outside of the United States, and we expect to continue doing so for the foreseeable future. Some of these operations occur in countries that are less developed and stable than the United States, such as Argentina, Bolivia, Brazil, Chile, China, India, Paraguay, South Africa and Uruguay. Some of the risks we are exposed to by operating in these countries include among others:

•           political and economic instability, changing economic policies and conditions, and war and civil disturbances;

•           recessions in economies of countries in which we have business operations;

•           the imposition of additional withholding taxes or other taxes on our foreign income, tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;

•           the imposition of executive and judicial decisions upon our vessels by the different governmental authorities associated with some of these countries;

•           the imposition of or unexpected adverse changes in foreign laws or regulatory requirements;

•           longer payment cycles in foreign countries and difficulties in collecting accounts receivable;

•           difficulties and costs of staffing and managing our foreign operations; and

•           acts of piracy or terrorism.

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

We employ our ocean and offshore vessels on spot voyages, which are typically single voyages for a period of less than 60 days for our ocean vessels and five days for our PSVs, and on time charters and contracts of affreightment, which are longer term contracts for periods of typically three months to three years or more. As of December 31, 2007, five of our eight oceangoing vessels were employed under time charters expiring on dates ranging between one and 28 months, the vast majority of our fleet of pushboats and barges in our River Business were employed under contracts of affreightment ranging from one month to four years, and two out of the three PSVs operating in the North Sea were employed under time charters expiring on dates ranging between seven and sixteen months. In addition, as of December 31, 2007 our two PSVs operating in Brazil were time chartered for periods expiring sixteen months later.

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

A principal focus of our strategy is to continue to grow, in part by increasing the number of vessels in our fleet. The rate and success of any future growth will depend upon factors which may be beyond our control, including our ability to:

•           identify attractive businesses for acquisitions or joint ventures;

•           identify vessels for acquisitions;

•           integrate any acquired businesses or vessels successfully with our existing operations;

•           hire, train and retain qualified personnel to manage and operate our growing business and fleet;

•           identify new markets;

•           expand our customer base;

•           improve our operating and financial systems and controls; and

•           obtain required financing for our existing and new operations.

We may not be successful in executing our growth plans and could incur significant expenses and losses in connection therewith.

Furthermore, because the volume of cargo we ship in our River Business is at or near the capacity of our barges during the peak season, our ability to increase volumes shipped in our River Business is limited by our ability to increase our barge fleet’s carrying capacity, either through purchasing additional barges or increasing the size of our existing barges.

Our planned investments in our River Business are subject to significant uncertainty.

We intend to continue investing in expanding the size of our barges, constructing a new shipyard to build new barges and installing new engines that burn less expensive fuel in our line pushboats. It is possible that these initiatives will fail to result in increased revenues and lower fuel costs, fail to result in cost-effective barge construction, or that they will lead to other complications that would adversely affect our business.

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

We expect the delivery of the fourth PSV being constructed in Brazil to occur by the end of 2008, and have contracted with a shipyard in India to construct four new PSVs and with another shipyard in China to construct two PSVs (with an option to build further two) all of them with expected deliveries between 2009 and 2010. Most of these vessels are not currently subject to charters and may not be subject to charters on their date of delivery. Although we intend to charter these vessels by the time they are delivered, we may be unable to do so. Even if we do obtain charters for these vessels, the charters may be at rates lower than those that currently prevail or those that we anticipated at the time we ordered the vessels. If we fail to obtain charters or if we enter into charters with low charter rates, our financial condition and results of operations could suffer.

We may face delays in delivery under our newbuilding contracts for PSVs which could adversely affect our financial condition and results of operations.

Our seven PSVs currently under construction and additional newbuildings for which we may enter into contracts may be subject to delays in their respective deliveries or even non-delivery from the shipyards. The delivery of our PSVs, and / or additional newbuildings for which we may enter into contracts, could be delayed, canceled, become more expensive or otherwise not completed because of, among other things:

•           quality or engineering problems;

•           changes in governmental regulations or maritime self-regulatory organization standards;

•           work stoppages or other labor disturbances at the shipyard;

•           bankruptcy or other financial crises of the shipyard;

•           economic factors affecting the yard’s ability to continue building the vessels as originally contracted;

•           a backlog of orders at the shipyard;

•           weather interference or a catastrophic event, such as a major earthquake or fire or any other force majeure;

•           our requests for changes to the original vessel specifications;

•           shortages of or delays in the receipt of necessary construction materials, such as steel or machinery, such as engines;

•           our inability to obtain requisite permits or approvals or to receive the required classifications for the vessels from authorized classification societies; or

•           a shipbuilder's failure to otherwise meet the scheduled delivery dates for the vessels or failure to deliver the vessels at all.

If the delivery of any PSV, and / or additional newbuildings for which we may enter into contracts, is materially delayed or canceled, especially if we have committed that vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected. Although the building contracts typically incorporate penalties for late delivery, we cannot assure you that the vessels will be delivered on time or that we will be able to collect the late delivery payment from the shipyards.

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

In each of our business segments, we derive a significant part of our revenues from a small number of customers. In 2007, our largest customer, accounted for 19% of our total revenues, our second largest customer accounted for 15% of our total revenues, our third largest customer accounted for 14% of our total revenue and our five largest customers in terms of revenues, in aggregate, accounted for 60% of our total revenues. In addition, some of our customers, including many of our most significant customers, operate vessels and or barges of their own. These customers may decide to cease or reduce the use of our services for any number of reasons, including employing their own vessels. The loss of any one or a number of our significant customers, whether to our competitors or otherwise, could adversely affect our revenues and earnings.

Rising fuel prices may adversely affect our profits.

Fuel is the largest operating expense in our River Business where most of our contracts are contracts of affreightment under which we are paid per ton of cargo shipped. Currently, many of these agreements permit the adjustment of freight rates based on changes in the price of fuel. We may be unable to include this provision in these contracts when they are renewed or in future contracts with new customers. In our Ocean and Offshore Supply Businesses, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply of fuel. In the future, we may become responsible for the supply of fuel to such vessels, in which case variations in the price of fuel could affect our earnings. In the case of our passenger vessel, the Blue Monarch, we will bear the risk of variation in fuel prices throughout its 2008 operation in the Aegean Sea.

To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our charterers or other circumstance affecting the performance of a contract of affreightment, we are subject to exposure under, and may incur losses in connection with, our hedging instruments.

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

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. In particular, many members of our senior management team, including our CEO and Executive Vice President, have extensive experience in the shipping industry and have held their roles with us since our inception. If we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. The loss of any of the members of our management team could adversely affect our business prospects and results of operations and could lead to an immediate decrease in the price of our common stock. We do not maintain “key man” insurance on any of our officers. Further, the efficient and safe operation of our vessels requires skilled and experienced crew members. Difficulty in hiring and retaining such crew members could adversely affect the operation of our vessels, and in turn, adversely affect our results of operations.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. Charterers may prefer newer vessels which carry lower cargo insurance rates and are more fuel-efficient than older vessels. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. As our vessels age, market conditions may not justify the expenditures necessary for us to continue operation of our vessels, and charterers may no longer charter our vessels at attractive rates or at all. Either development could adversely affect our earnings.

Spare parts or other key elements needed for the operation of our vessels may not be available off-the-shelf and we may face substantial delays which could result in loss of revenues while waiting for those spare parts to be produced and delivered to us.

Our vessels may need spare parts to be provided in order to replace old or damaged parts in the normal course of their operations. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key elements of our vessels (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, our vessels may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for us.

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

All insurance policies that we carry include deductibles (and some include limitations on partial loss) and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Further, our insurance may not be sufficient to fully compensate us against losses that we incur, whether resulting from damage to or loss of our vessels, liability to a third party, harm to the environment, or other catastrophic claims. For example, our protection and indemnity insurance has a coverage limit of $1.0 billion for oil spills and related harm to the environment, $2.0 billion for passenger claims and $3.0 billion for passenger and seamen claims. Although the coverage amounts are significant, the amounts may be insufficient to fully compensate us, and, thus, any uninsured losses that we incur may be substantial and may have a very significant effect on our financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations or lack of payment of premiums.

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

As of December 31, 2007, we employed 206 land-based employees and approximately 817 seafarers as crew on our vessels. These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Certain conflicts of interest may adversely affect us.

Certain of our directors and officers hold similar positions with other related companies. Felipe Menendez R., who is our President, Chief Executive Officer, and a Director, is a Director of Oceanmarine, a related company that previously provided administrative services to us and has entered into joint ventures with us in salvage operations. Oceanmarine also operates slot charter container services between Argentina and Brazil, an activity in which we do not engage at the present time. Ricardo Menendez R., who is our Executive Vice President and one of our Directors, is the President of Oceanmarine, and is also the Chairman of The Standard Steamship Owners’ Protection and Indemnity Association (Bermuda) Limited, or Standard, a P&I club with which some of our vessels are entered. For the years 2005, 2006 and 2007, we paid to Standard $2.8 million, $3.0 million and $3.0 million respectively in insurance premiums. Both Mr. Ricardo Menendez R. and Mr. Felipe Menendez R. are Directors of Maritima SIPSA, a company owned 49% by us and 51% by SIPSA S.A. (a related company), which has entered into agreements to purchase and resell from and to our subsidiaries the recently sold vessel Princess Marina, and Directors of Shipping Services Argentina S.A. (formerly I. Shipping Services), a company that provides vessel agency services for third parties in Argentina and occasionally for our vessels calling at Buenos Aires and other Argentinean ports. We are not engaged in the vessel agency business for third parties and the consideration we paid for the services provided by Shipping Services Argentina S.A. to us amounted to less than $0.1 million in 2007. Although these directors and officers attempt to perform their duties within each company independently, in light of their positions with such entities, these directors and officers may face conflicts of interest in selecting between our interests and those of Oceanmarine, Shipping Services Argentina S.A. and the Standard. In addition, Shipping Services Argentina S.A. and Oceanmarine are indirectly controlled by the Menendez family, including Felipe Menendez R. and Ricardo Menendez R. These conflicts may limit our fleet’s earnings and adversely affect our operations. We refer you to “Related Party Transactions” in Item 7.B in this report for more information on related party transactions.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the Notes and any amounts borrowed under any of our subsidiaries’ credit facilities, and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all, or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness, including the Notes and any amounts borrowed under our subsidiaries’ credit facilities, or to fund our other liquidity needs.

If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be done on commercially reasonable terms, or at all. In addition, the indenture for the Notes and the credit agreements governing our subsidiaries’ various credit facilities may restrict us from adopting any of these alternatives. If we are not successful in, or are prohibited from, pursuing any of these remedies and cannot service our debt, our secured creditors may foreclose on our assets over which they have been granted a security interest.

We may not be able to obtain financing for our growth or to fund our future capital expenditures, which could negatively impact our results of operations and financial condition.

In order to follow our current strategy for growth, we will need to fund future vessel acquisitions, increased working capital levels and increased capital expenditures. In the future, we will also need to make capital expenditures required to maintain our current fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these measures. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we fail to obtain the funds necessary for capital expenditures required to maintain our fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which would harm our revenue and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, or increase our working capital or capital expenditures, we might not be able to grow our business and our earnings could suffer. Furthermore, any issuance of additional equity securities could dilute your interest in us and the debt service required for any debt financing would limit cash available for working capital and the payment of dividends, if any.

We may not be able to cover the margins that our outstanding Forward Freight Agreements (FFAs) might require.

As any other derivative instrument, FFAs may require cash to cover margins. Our ability to cover required margins may be limited by lack of cash at the time of such margin calls, as well as by abnormally large margin calls due to market volatility. If we fail to cover margin calls, the bank that manages our account may settle down – partially or totally – the FFAs we have contracted, consequently debiting – partially or totally – the outstanding margins in our account at such date which may result in losses and / or loss of hedge coverage thus leaving the vessels earnings exposed to the volatility of the spot market.

Investment in FFAs and other derivative instruments could result in losses.

We enter into Forward Freight Agreements (“FFAs”) for trading purposes or to utilize them as economic hedges to reduce our exposure to changes in the rates earned by some of our vessels in the normal course of our Ocean Business. FFAs generally cover periods ranging from one month to one year and involve contracts to provide a fixed number of theoretical days of voyages at fixed rates. Upon settlement, if the contracted charter rate is less than the settlement rate, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Inversely, if the contracted rate is greater that the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs and do not correctly anticipate rate movements or our assumptions regarding the relative relationships of certain vessels’ earnings and other factors relevant to the FFA markets are incorrect, we could suffer losses in settling or terminating our FFAs. FFAs may be executed through, a clearing house, but may also be agreed “over the counter” in which case each party is accepting the signature of the other party as sufficient guarantee of its obligations under the contract.

Although clearing houses require the posting of cash as collateral (see Risk Factors: we may not be able to cover the margins), the use of a clearing house reduces the Company’s exposure to counterparty credit risk. We are exposed to market risk in relation to our positions in FFAs and could suffer substantial losses from these activities in the event our expectations prove to be incorrect. Certain FFAs may qualify as cash flow hedges for accounting purposes with the change in fair value of the effective portions being recorded in accumulated other comprehensive income (loss) as an unrealized profit or loss. The qualification of a cash flow hedge for accounting purposes may depend upon the employment of some of our vessels matching those taken into consideration when calculating the value of the FFAs we have entered into as economic hedge instruments.

The fair value of FFAs is the estimated amount that we would receive or pay in order to terminate these FFA contracts.

The fair market value of FFAs changes frequently and may have great volatility so the amounts recorded in our accounts (whether they qualify as cash flow hedges for accounting purposes or not) may not reflect correctly the fair value of those instruments at any other date than that as of which they were calculated.

The Company’s loss (profit) or liability in respect of these instruments at any point in time may differ from the current amount recorded in our books.

Certain FFAs entered into as economic hedges for the earnings of one or more of our vessels may cease to have that effect totally or partially because the ship or ships that we intended to cover may suffer an accident or become otherwise unable to render service on a temporary or permanent basis or because we may have miscalculated the day on which one or more of our vessels becomes free from a fixed rate contracted employment or because our vessels are unable to earn the percentage of the typical vessel on which FFA values are published that we estimated when the calculating hedge, or because one or more of our ships was sold, or because for whatever reason the actual rates of the vessels intended the be hedged do not mirror the parameters that were taken in consideration when calculating the hedge. In all these cases we may suffer losses.

Some of our FFAs may not qualify as economic hedges for accounting purposes and consequently we may have to record the market variation of such positions every quarter in our income statement. Therefore the mark to market losses (profits) resulting from these transactions will affect our published results in the quarter in which they are reported and may affect the value of our shares.

The revolving credit facility we currently have may not be enough to fund our short term liquidity needs.

We currently have an undrawn revolving credit facility with Banco BICE (Chile) for $10.0 million. Accordingly, if we should need additional liquidity over that amount, we will need to obtain additional financing in the form of debt or equity. Events that could require us to obtain such financing include seasonal fluctuations, acquisitions of vessels or businesses, interruptions in the operations of one or more of our businesses, market downturns, growth in working capital demands, damage to our vessels or infrastructure, margin calls on our FFA account, and other events. Furthermore, any of these events could be unforeseen or unexpected and require us to obtain additional financing in a very short period of time. If we should require additional liquidity, we may not be able to obtain necessary financing on attractive terms or at all due to a number of factors that could exist at the time, including adverse financial markets, adverse developments in our business or industry, a short time frame in which to obtain such financing, and other factors. If we are unable to obtain any financing required to fund our short term liquidity needs, our financial condition and results of operations would be adversely affected, and we may be unable to make required payments under some or all of our obligations.

We may not be able to fulfill our obligations in the event we suffer a change of control.

If we suffer a change of control, we will be required to make an offer to repurchase the Notes at a price of 101% of their principal amount plus accrued and unpaid interest within a period of 30 to 60 days. A change of control may also result in the banks that have other financings in place with us deciding to cross-default and/or accelerate the repayment of our loans. Under certain circumstances, a change of control of our company may also constitute a default under our credit facilities resulting in our lenders' right to accelerate their loans. We may not be able to satisfy our obligations if a change of control occurs.

Our subsidiaries' credit facilities and the indenture governing our Notes impose significant operating and financial restrictions on us that may limit our ability to successfully operate our business.

Our subsidiaries’ credit facilities and the indenture governing the Notes impose significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long term interests. These restrictions limit our ability to, among other things:

•           incur additional debt;

•           pay dividends or make other restricted payments;

•           create or permit certain liens;

•           make investments;

•           engage in sale and leaseback transactions;

•           sell vessels or other assets;

•           create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•           engage in transactions with affiliates; and

•           consolidate or merge with or into other companies or sell all or substantially all of our assets.

See “Description of Credit Facilities and Other Indebtedness.” These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

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

We are a holding company, and as such we have no significant assets other than the equity interests of our subsidiaries. Our subsidiaries conduct all of our operations and own all of our operating assets. As a result, our ability to pay dividends and service our indebtedness depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization. For example, some of our subsidiaries' existing credit agreements contain significant restrictions on the ability of our subsidiaries to pay dividends or make other transfers of funds to us. See “Description of Credit Facilities and Other Indebtedness” in Item 5.B of this report. Further, some countries in which our subsidiaries are incorporated require our subsidiaries to receive central bank approval before transferring funds out of that country. In addition, under limited circumstances, the indenture governing the Notes permits our subsidiaries to enter into additional agreements that can limit our ability to receive distributions from such subsidiaries. If we are unable to obtain funds from our subsidiaries, we will not be able to service our debt or pay dividends, should we decide to do so, unless we obtain funds from other sources, which may not be possible.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.

We are an international company and, while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. For example, in 2007, 81% of our revenues were denominated in U.S. dollars, 10% were denominated in British Pounds, 7% were denominated in Euros and 2% were denominated in Brazilian Reais. If the value of the dollar appreciates relative to the value of these other currencies, the U.S. dollar value of the revenues that we report on our financial statements could be materially adversely affected. Changes in currency exchange rates could adversely affect our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. Further, we incur costs in multiple currencies that are different than, or in a proportion different to, the currencies in which we receive our revenues. Accordingly, if the currencies in which we incur a large portion of our costs appreciate in value against the currencies in which we receive a large portion of our revenue, our margins could be adversely affected. We have not historically hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated losses. However, we have recently entered into forward currency agreements to sell Pounds at a fixed exchange rate.

We may have to pay tax on United States source income, which would reduce our earnings and cash flows.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering for non-U.S. subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. will be characterized as U.S. source shipping income. Such income will be subject to a 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated there under.

For the calendar years 2005 and 2006, our non-U.S. subsidiaries did not derive any U.S. source shipping income. Therefore our non-U.S. subsidiaries should not be subject to any U.S. federal income tax for either of 2005 or 2006, regardless of their qualification for exemption under Section 883.

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

ITEM 4  – INFORMATION ON THE COMPANY

A.         HISTORY AND DEVELOPMENT OF THE COMPANY

In this annual report, unless the context otherwise indicates, the terms “we,” “us” and “our” (and similar terms) refer to Ultrapetrol (Bahamas) Limited and its subsidiaries and joint ventures.

We were originally formed, in conjunction with others, by members of the Menendez family with a single ocean going vessel in 1992, and were incorporated in our current form as a Bahamas corporation on December 23, 1997. Our registered offices are in Ocean Centre, Montagu Foreshore, East Bay St., Nassau, Bahamas. (P.O. Box SS-19084). Our agent in the Bahamas is H&J Corporate Services Ltd. Telephone number is +1 242 364 4755.

Our Ocean Business has grown through the investment of capital from the operation of our fleet along with other sources of capital to acquire additional vessels. In 1998, we issued $135.0 million of 10 1/2% First Preferred Ship Mortgage Notes due 2008, or the Prior Notes. By 2001, our fleet reached 13 oceangoing vessels with a total carrying capacity of 1.1 million dwt. During 2003, in an effort to remain ahead of changing environmental protection regulations, we began to sell our entire single hull Panamax and Aframax fleets (five vessels in total), a process that we completed in early 2004. Since then, we have focused in developing two different ocean fleets: a Capesize fleet, and a Small / Handysize Product Tanker fleet.

We began our River Business in 1993 with a fleet consisting of one pushboat and four barges. In October 2000, we formed a joint venture with American Commercial Barge Lines Ltd., or ACL. From 2000 to 2004, we built UABL into the leading river barge company in the Hidrovia Region of South America. Using some of the proceeds from the sale of our single hull Panamax tankers, in 2004, we purchased from ACL their 50% equity interest in UABL and started a process of inorganic growth that included several load outs (imports) of barges and pushboats from the USA and acquisitions of smaller companies already present in the Hidrovia, such as Otto Candies.

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

We formed our Offshore Supply Business during 2003 in a joint venture with a wholly-owned subsidiary of the Fund, and Comintra Enterprise Ltd. We capitalized the business with $45 million of common equity and $70 million of debt and preferred equity from IFC to construct our initial fleet of six PSVs. On March 21, 2006, we separately purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., or UP Offshore, a company through which we operate our Offshore Supply Business, from an affiliate of Solimar, one of the selling shareholders, for a purchase price of $48.0 million. Following this acquisition, we hold 94.45% of the issued and outstanding shares of UP Offshore.

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

In October 18, 2006, we completed the initial public offering of 12,500,000 shares of our common stock (our IPO), which generated gross proceeds to us of $137.5 million. On November 10, 2006, the Underwriters of our IPO exercised their over-allotment option to purchase from the selling shareholders in our IPO an additional 232,712 shares of our common stock. We did not receive any of the proceeds from the sale of shares by these shareholders in the over-allotment option. The proceeds of this offering were basically used to de-lever the Company by paying the notes issued in relation with the purchases of UP Offshore and Ravenscroft explained above and by prepaying some relatively expensive debt in our River Business.

In April 2007, we successfully completed a follow-on offering of 11,000,000 shares of our common stock, which generated gross proceeds to us of $96.8 million and gross proceeds to the selling shareholders of $112.2 million. Additionally, the Underwriters of our follow-on exercised their over-allotment option to purchase from the selling shareholders in our follow-on an additional 1,650,000 shares of our common stock. We did not receive any of the proceeds from the sale of shares by these shareholders in the over-allotment option. The proceeds of this offering were mainly used to fund the acquisition of the Otto Candies and the construction of our New Shipyard in our River Business, and the construction of the two first PSVs to be constructed in India in our Offshore Business.

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

•
Our River Business, with 564 barges, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large region with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 53% of world soybean production in 2007, from 29% in 1995.

•
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of technologically advanced platform supply vessels, or PSVs. We have five PSVs currently in operation and seven under construction. One PSV is under construction in Brazil with expected delivery in the fourth quarter 2008. In addition, we contracted with a shipyard in India to construct four PSVs with deliveries commencing in 2009, and with another shipyard in China to construct two PSVs for deliveries commencing in 2009, with an option to build two more.

•
Our Ocean Business owns and operates eight ocean-going vessels, including three Handysize / small product tankers that we use in the South American coastal trade where we have preferential rights and customer relationships, three versatile Suezmax / Oil-Bulk-Ore, or Suezmax OBO, vessels, one Capesize vessel, and one semi-integrated tug/barge unit. Our Ocean Business fleet has an aggregate carrying capacity of approximately 733,000 deadweight tons and our three Suezmax OBOs are capable of carrying either dry bulk or liquid cargos, providing flexibility as dynamics change between these market sectors.

•
Our Passenger Business consisted during most of 2007 of two vessels with a total carrying capacity of approximately 1,600 passengers operating primarily in the European cruise market. We have recently sold the largest of our passenger vessels reducing for the time being our capacity to approximately 575 passengers only.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to grow the volume, efficiency, and market share in a targeted manner. For example, we are currently increasing the cargo capacity of our existing river barges to help increase our efficiency and market share. In addition, we have commenced a program to replace the current engines in nine of our pushboats, and increase the pushing capacity of some of them, with new engines that will allow us to operate using less expensive heavy fuel and maximize the size of our convoys reducing costs per ton transported. We expect that the delivery of the additional PSV we have under construction in Brazil as well as the new orders placed in India and China will allow us to further capitalize on the attractive offshore petroleum services market. We are also pursuing the expansion of our ocean fleet through acquisitions of specific types of vessels, such as our latest incorporation, the Capesize vessel Princess Marisol, to participate in identified market segments. We are and will be also inspecting vessels to replace those that we have sold and those that will require substitution in the near future in our business segments. Finally we are examining the possibility of building or converting ships to participate, within the same business segments that we presently operate, in sectors or sizes not covered by our present fleet. We believe that the versatility of our fleet and the diversity of industries that we serve reduce our dependency on any particular sector of the shipping industry and offer numerous growth opportunities.

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

We have a diverse customer base including large and well-known petroleum, agricultural, mining and tour operating companies. Some of our significant customers in the last three years include affiliates of Apache, Archer Daniels Midland, British Gas, Bunge, Cargill, Chevron, Canadian Natural Resources, Continental Grain, Dreyfus, ENAP (the national oil company of Chile) Industrias Oleaginosas, Panocean, Petrobras (the national oil company of Brazil) Petropar (the national oil company of Paraguay) Rio Tinto, Swissmarine, Total, Trafigura, Travelplan, Vale and Vicentin.

Our Lines of Business

Revenues	2007
Attributable to River Business	$93,940	42%
Attributable to Offshore Supply Business	41,514	19%
Attributable to Ocean Business	58,353	26%
Attributable to Passenger Business	27,935	13%
Total	$221,742	100%

River Business. We have developed our River Business from a single river convoy comprising one pushboat and four barges in 1993 to the leading river transportation company in the Hidrovia Region today. Our River Business, which we operate through our subsidiary UABL, had 546 barges and 25 pushboats at the end of 2007 and 564 barges and 26 pushboats as of March 12, 2008 with approximately 900,441 dwt and 934,441 dwt capacity, respectively. We currently own 520 dry barges that transport agricultural and forestry products, iron ore and other cargos and 44 tanker barges that carry petroleum products, vegetable oils and other liquids. We believe that we have more than twice the number of barges and dwt capacity as our nearest competitor in this river system. In addition, we use one 35,000 dwt barge designed for ocean trading, the Alianza G2, as a transfer station to provide storage and transshipment services of cargo from river barges to ocean export vessels. We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia Region. At over 2,200 miles in length, the Hidrovia Region is comparable to the Mississippi River in the United States and produces and exports a significant and growing amount of agricultural products. In addition to agricultural products, companies in the Hidrovia Region are expanding and initiating the production of other goods, including forest products, iron ore, and pig iron.

We are in the process of expanding the size of some of our barges to increase their cargo carrying capacity and maximize our fleet utilization. We have begun a program to expand the size of approximately 130 of our barges and replace the bottom of some of them. We believe that enlarging our existing barges is the most cost-effective way of growing our fleet’s cargo carrying capacity. When the enlargements presently under way are completed, we will have expanded 40 barges and expect this program will continue until the end of 2010. We also have begun a program to replace the engines in some of our line pushboats and additionally increase the pushing capacity of 5 of them. In connection with that program we have contracted to purchase 24 new engines from MAN Diesel and we intend to build one new pushboat in 2008. The new engines will consume heavier grades of fuel which have been, from 2001 to 2007, between 17.0% and 58.0% less expensive than the diesel fuel we currently consume.

Through joint ventures, we own and operate terminals at certain key locations to provide integral transportation services to our customers from origin to destination. We also own a drydock and repair facility to carry out fleet maintenance and have a long-term lease on our Ramallo facility where we conduct part of the barge enlargement program. We utilize night-running technology, which allows for night navigation and improves asset efficiency. In order to maintain our existing fleet and expand our capacity, we have doubled the capacity of our Ramallo facility in Argentina and are constructing a new shipyard for building barges and other vessels.

As increasing agricultural production is expected to couple over the next few years with new mining and pig iron facility production, the resulting significant additional cargo volumes in the Hidrovia require an efficient solution to create the capacity necessary for river transport.

We believe that bringing barges from the United States, which has been the source of the majority of the barges in the Hidrovia, is not a long term sustainable economical option to add capacity in a large scale, given the current tightness of supply in the United States market and the very high costs of transportation. Because we believe the Hidrovia area does not have an industrial unit capable of building barges efficiently on a larger scale, we are constructing, with the assistance of experienced United States consultants, a modern shipbuilding unit which we believe will be capable of producing barges and other vessels in a timely and cost efficient manner.

Offshore Supply Business. Our Offshore Supply Business, which we operate through UP Offshore, is focused on serving companies that are involved in the complex and logistically demanding activities of deepwater oil exploration and production. In 2003 we ordered the construction of six proprietarily designed and technologically advanced PSVs. We received delivery of and placed into service two of these vessels in 2005, two in 2006, one in 2007 and we expect the remaining vessel to be delivered and placed into service by the end of 2008. In addition, we have placed during 2007 orders to build further four PSVs in India and two in China (with an option for two more) with deliveries commencing in 2009. Our PSVs are designed to transport supplies, equipment, drill casings and pipes on deck, along with fuel, water, drilling fluids and bulk cement in under-deck tanks and a variety of other supplies to drilling rigs and platforms. We employ one of these vessels in the spot market in the North Sea, two are chartered to major oil companies also in the North Sea and the other two are employed on time charter in Brazil with Petrobras. Upon delivery of the seven PSVs we currently have under construction, we intend to employ them in Brazil, the North Sea, and other international markets. We have recently entered into a contract with a shipyard in China to construct two PSVs for delivery commencing in the fourth quarter of 2009, with an option to build two additional vessels for deliveries in 2010. If such option is exercised and the additional four vessels being constructed in India are built, our Offshore Supply fleet will have a total of fourteen PSVs by the end of 2010. Through one of our Brazilian subsidiaries, we have the competitive advantage of being able to trade a number of our PSVs in the Brazilian market with cabotage trading privileges, enabling the PSVs to obtain employment in preference to non-Brazilian flagged vessels.

The trend for offshore petroleum exploration has been to move toward deeper, larger and more complex projects, such as the recently discovered Tupi and Jupiter fields in Brazil, which has resulted in increased demand for more sophisticated and technologically advanced PSVs to handle the more challenging environments and greater distances. Our PSVs are equipped with dynamic positioning capabilities, dedicated oil recovery tanks for the performance of oil recovery duties, and greater cargo capacity and deck space, all of which provide us a competitive advantage in efficiently servicing our customers’ needs.

Ocean Business. In our Ocean Business, we own and operate eight oceangoing vessels – including one semi-integrated oceangoing tanker barge unit – under the trade name Ultrapetrol. Our three Suezmax OBO vessels and our Capesize vessel Princess Marisol transport dry cargo, such as iron ore and coal, on major routes around the globe. Our Suezmax OBOs could also transport liquid cargo, such as petroleum and petroleum products. Our three small / Handysize product tankers are employed primarily in South American cabotage trade of petroleum and petroleum products. And our semi-integrated tug barge Alianza G-3/Alianza Campana operated under a long-term charter as a support vessel in North Brazil up to February 2007 and is currently being refurbished to continue its service in South America. Our current ocean fleet has an aggregate cargo carrying capacity in excess of 733,000 dwt and an average age of approximately 15.4 years.

We presently employ our Suezmax OBO vessels and our Capesize vessel in the carriage of dry bulk cargos on trade routes around the world, mostly transporting coal and iron ore from South America, Australia and South Africa to Europe, China and other Far East countries. During 2007, we derived over 97% of our Ocean Business revenues from charterers in Europe and South America, some of which are SwissMarine and Petrobras. Over the same period, we derived approximately 88% of our Ocean Business revenues from time charters with at least three months duration and 12% from spot voyages.

Our Aframax tanker, Princess Marina, was under a charter in South America and was employed until subsequently sold during 2007.

We currently employ our three tankers, Miranda I, Alejandrina and Amadeo, under time charters with major oil companies serving the regional trade of Argentina and Brazil.

Our Miranda I and Amadeo, originally built as single hull vessels, were converted to double hull during 2007 in Argentina and Romania, respectively. Our vessels Princess Nadia and Princess Susana, at the end of 2006, were certified by Class as double hull vessels, and our Alejandrina and Alianza G3 already are double hull, thus, the only exception is Princess Katherine which, although generally of double hull design, needs reconfiguration of some service tanks to comply with the double hull requirements. This vessel is currently employed in dry cargo, and we are planning to reconfigure her if / when she returns to tanker trade and Alianza G3 which although of double hull construction does not meet the minimum distances required. This vessel operates in Argentina inland water under an exemption to the double hull minimum distances requirements that will allow her to trade until the end of her useful life.

Passenger Business. In our Passenger Business, we own and operate one vessel that we purchased in 2005, the Blue Monarch, with a 575 person capacity and 242 cabins. In February 2006, we conducted work to recertify the Blue Monarch (formerly named Grand Victoria) and upgraded some of her passenger areas. During the 2007 European season we have also operated a second passenger vessel, the New Flamenco, with 1,010 person capacity and 401 cabins, which we have sold in October after she finished her seasonal charter in the Mediterranean Sea with a Spanish tour operator.

In the current employment for the Blue Monarch, on 7-day and 14-day cruises in the Aegean Sea, we market the ship through Monarch Classic Cruises. Under this arrangement we have no guaranteed minimum income and we have to organize and pay, ourselves, for port expenses and bunkers in the itineraries we service but, if we are successful in developing the service, we expect to create long term value by capturing our own customer base based on differentiated service parameters.

The structure of our seasonal contracts for our Passenger Business provides us with a stable revenue stream as well as the flexibility to operate the vessel in other regions of the world at the end of the seasonal contract term.

Ultrapetrol Fleet Summary

River Fleet	Number of Vessels	Capacity		Description
Alianza G2	1	35,000 tons		Storage and Transshipment Station
Pushboat Fleet	26	93,400 HP		Various Sizes and Horse Power
Tank Barges	44	95,578 m	[3]	Carry Liquid Cargo (Petroleum Products, Veg. Oil)
Dry Barges	520	853,200 tons		Carry Dry Cargo (Soy, Iron Ore)
Total (1)	591	N/A

(1)      As of March 12, 2008

Offshore Supply Fleet	Year Built	Capacity (DWT)	Delivery Date

In Operation
UP Esmeralda	2005	4,200	2005
UP Safira	2005	4,200	2005
UP Agua-Marinha	2006	4,200	2006
UP Topazio	2006	4,200	2006
UP Diamante	2007	4,200	2007

On Order
UP Rubi	2008	4,200	2008(e)
Indian PSV 1	2009	4,200	2009(e)
Indian PSV 2	2009	4,200	2009(e)
Indian PSV 3	2010	4,200	2010(e)
Indian PSV 4	2010	4,200	2010(e)
Chinese PSV 1	2009	4,900	2009(e)
Chinese PSV 2	2010	4,900	2010(e)

Total		51,800

Ocean Fleet	Year Built	DWT	Description

Princess Nadia	1987	152,328	Suezmax OBO
Princess Susana	1986	152,301	Suezmax OBO
Princess Katherine	1986	164,100	Suezmax OBO
Princess Marisol	1984	166,013	Capesize Vessel
Argos 1 / Alianza G-3	1993 (2)	43,164	Semi Integrated Tug / Barge Unit
Miranda I	1995	6,575	Product Carrier / Chemical Tanker
Amadeo	1996	39,530	Handysize product tanker
Alejandrina	2006	9,219	Product tanker
Total		733,230

((2) Originally built in 1982, converted in 1993 to a product tank barge.

Passenger Fleet	Total Capacity (Passengers)	Total Number of Cabins
Blue Monarch	575	242
Total	575	242

Chartering Strategy

We continually monitor developments in the shipping industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions. In our River Business, we have contracted a substantial portion of our fleet’s capacity on a one - to four-year basis to major clients. These contracts provide fixed pricing, minimum volume requirements and fuel price adjustment formulas, and we intend to develop new customers and cargos as we grow our fleet capacity.

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

We intend to employ our passenger vessel primarily in conjunction with tour operators that will at least partially guarantee the vessel’s revenue.

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

Ravenscroft, operating from its office in Coral Gables, Florida, employs 35 persons and will continue to undertake all technical and marine related management for our offshore, ocean and passenger vessels including the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of all related accounts on our behalf. Ravenscroft also continues to be responsible for the administration and execution of the onboard services and management accounting system on our Passenger vessel Blue Monarch. Ravenscroft is a self-contained full service ship management company which includes a commercial department and is certified for ISM and is also ISO 9001:2000 certified. It holds Documents of Compliance for the management and operation of OBOs, tankers, bulk carriers, PSVs, general cargo vessels, passenger vessels and also for the ship management of vessels sold for demolition.

Ravenscroft seeks to manage vessels for and on behalf of vessels owners who are not related to us and will actively pursue new business opportunities.

In the case of our River Business, our commercial and technical management continues to be performed in-house by UABL personnel.

Competition

River Business

We maintain a leading market share in our River Business. We own the largest fleet of pushboats and barges in the Hidrovia Region. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor. We compete based on reliability, efficiency and price. Key competitors include Navios South American Logistics, and Fluviomar. In addition, some of our customers, including Archer Daniels Midland, Cargill, Louis Dreyfus and Rio Tinto, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Our River Business also indirectly competes with other forms of land-based transportation such as truck and rail.

Offshore Supply Business

In our Offshore Supply Business, our main competitors are the Brazilian offshore companies that own and operate modern PSVs. The largest of these companies is CBO, which currently owns four modern PSVs and is building an additional four PSVs in Brazil. Also, some of the international offshore owners, such as Tidewater and Maersk have built Brazilian-flagged PSVs.

Ocean Business

We face competition in the transportation of crude oil and petroleum products as well as other bulk commodities from other independent ship owners and from vessel operators who primarily charter-in vessels to meet their cargo carrying needs. The charter markets in which our vessels compete are highly competitive. Competition is primarily based on prevailing market charter rates, vessel location and vessel manager reputation. Our primary competitor in crude oil and petroleum products transportation within Argentina, and between Argentina and other South American countries, as well as in Chile, is Antares Naviera S.A. and its affiliated companies, including Ultragas, Lauderdale Tankers Corp, and Sonap S.A., an independent tanker owner and operator. The other major participant in the Argentina / Brazil trade is Transpetro. Transpetro is a subsidiary of Petrobras, our primary customer in Brazil. Horamar, who is a competitor in our River operation, also competes in the Argentinean Coastal Tanker market. In other South American trades our main competitors are Heidmar Inc., Naviera Sur Petrolera S.A., Naviera El Cano (through their various subsidiaries) and Sonacol S.A. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas. In our dry bulk trades, we operate our vessels internationally where we compete against the main fleets of Capesize ships, with companies such as the Offer Group, Frontline, Bocimar and others.

Passenger Business

The tour operators that are our clients in the Passenger Business compete for consumers’ leisure-time dollars with both other cruise lines and a wide array of other vacation options located throughout the world, including numerous land-based destinations and package holiday, tour and timeshare vacation operators. Many of these operators attempt to obtain a competitive advantage by lowering prices and/or by improving their products, such as by offering different vacation experiences and locations. In the event that we or the tour operators that are our clients do not compete effectively with other cruise companies and other vacation operators, our results of operations from our Passenger Business would be adversely affected.

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

The Parana / Paraguay, the High Parana and the Uruguay rivers consist of over 2,200 miles of a single natural interconnected navigable river system serving five countries namely Brazil, Bolivia, Paraguay, Uruguay and Argentina. The size of this river system is comparable to the Mississippi river in the United States.

Dry Bulk Cargo

Soybeans. Argentina, Brazil, Paraguay, and Bolivia produced about 39.9 million tons, or mt, of soybeans in 1995 and 114.1 mt in 2006, a compound annual growth rate, or CAGR, of 11.1% from 1995. Production for these countries for 2007 is estimated at 116.4 mt. These countries account for an estimated 53% of world soybean production in 2007, up from 48% in 2006, due to a 15 mt decrease in world soybean production 2007 due to reduced USA production. Their market share has grown from only 29% in 1995.

According to industry sources, within the five countries of the Hidrovia Region, acreage harvested in soybeans has increased from approximately 18.4 Mha (million hectares, 1 hectare = 2.47 acres) in 1995 to an estimated 39.942 Mha in 2007, a CAGR of 7.3%. Further, with advances in technology, productivity of farmland has also improved.

The growth in soybean production has not occurred at the expense of other key cereal grains. Production of corn (maize) in Argentina, Bolivia, Brazil and Paraguay combined grew from 44.8 mt in 1995 to 76.2 mt in 2006, a CAGR of 5.0%. Production of wheat in these countries grew from 10.4 mt in 1995 to 18.2 mt in 2006, a CAGR of 5.2%.

The installation of crushing plants in Bolivia and Paraguay has generated a large volume of vegetable oils and soybean meal that are also shipped via the river for export. According to industry sources, Soybean meal exports from Bolivia and Paraguay grew from about 1.8 mt in 2005 to 2.4 mt in 2006 and an estimated 2.7 mt in 2007, while soybean oil exports grew from about 0.3 mt in 2005 to about 0.6 mt in 2006 and 2007.

Iron Ore. In the Corumba area in Brazil near the High Paraguay River, two existing large iron ore mines owned by international mining companies Rio Tinto and Companhia Vale do Rio Doce (CVRD) have been joined by a new mine owned by MMX Mineração & Metálicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by barge, has grown from about 1.1 million mt (mmt) since 1999 to a 2007 estimate of about 4.1 mmt per year, a CAGR of 21%. Estimated production in 2008 is about six million tons per annum and could reach eight million tons in 2010, based on the MMX mine reaching its announced targets of 2.9 mmt in 2008 and 4.9 mmt in 2010 and could further increase as Rio Tinto is considering expansion of its mine.

Oil transportation

Paraguay has no indigenous sources of petroleum. Barges using the rivers in the Hidrovia Region are currently the preferred method of supplying Paraguay with crude and petroleum products, according to industry sources totaling between 1.1 million cubic meters to 1.3 million cubic meters per year in the last 6 years.

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

UABL owns and operates approximately 46% of total dry cargo capacity. The closest competitor, Fluviomar, operates approximately 17% of the dry cargo tonnage capacity. There are approximately 10 different companies operating dry cargo barges in the Hidrovia Region.

The barge business in the Parana River has seasonal fluctuations due to the agricultural aspect of the trade. The high season in 1993 was from March through July, and today the high season has extended from February through September. However, the October through January period is now also much more active due to the construction of a large soybean crushing plants along the Parana River that work most of the year.

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

Offshore Supply Industry

The market for offshore supply vessels, or OSVs, both on a worldwide basis and within Brazil, is driven by a variety of factors. On the demand side, the driver is the growth in offshore oil development / production activity, which in the long term is driven by the price of oil and the cost of developing the particular offshore reserves. Demand for OSVs is further driven by the location of the reserves, with fields located further offshore and in deeper waters requiring more vessels per field and larger, more technologically sophisticated vessels. The supply side is driven by the availability of the vessel type needed (i.e., appropriate size and technology), which in turn is driven by historical newbuilding patterns and scrapping rates as well as the current employment of vessels in the worldwide fleet (i.e., whether under long-term charter) and the rollover schedule for those charters. Technological developments also play an important role on the supply side, with technology such as dynamic positioning better able to meet certain support requirements.

Both demand for and supply of OSVs are heavily influenced by cabotage laws. Since most offshore supply activities occur within the jurisdiction of a country, they fall within that country’s cabotage laws. This distinguishes the OSV sector from most other types of shipping. Cabotage laws may restrict the supply of tonnage, give special preferences to locally flagged ships or require that any vessel working in that country’s waters be flagged, crewed, and in some cases, constructed in that country.

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

The industry OSV fleet (SVs and PSVs) has approximately 1,482 vessels, with about 238 vessels on order. More than 50% (750 vessels out of 1,482 vessels) are 25 years or more in age. From the current fleet of 1,482 vessels, only 615 vessels are 2,000 dwt or larger and only 78 vessels are larger than 4,000 dwt.

Brazilian Offshore Industry

Driven by Brazil’s policy of becoming energy self-sufficient as well as by oil price and cost considerations, offshore exploration, development, and production activities within Brazil have grown. Since most Brazilian reserves are located far offshore in deep waters, where large, technologically-sophisticated vessels are needed, today, Brazil is a world leader in deep drilling technology.

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

Deepwater service favors modern vessels that can provide a full range of flexible services while providing economies of scale to installations distant from shore. Cabotage laws favor employment of Brazilian flag vessels. However, according to industry sources, many of the Brazilian flag PSV’s and supply vessels are old, with approximately 42% of the national fleet are at least 20 years of age. Temporary authority is granted for foreign vessels to operate only if no Brazilian flag vessels are available. According to industry sources, there are a total of approximately 95 Brazilian flag offshore vessels of various types, including anchor handling tug/supply vessels, crew boats, and others.  45 are categorized as PSVs and SVs, including five large PSVs of 4,000 dwt or more. The current orderbook for Brazilian flag PSVs and SVs is approximately 15 vessels.

The North Sea Market

The North Sea is a similarly demanding offshore market due to difficult weather and sea conditions, significant water depths, long distances to be traveled, and sophisticated technical requirements.

In 2000 and 2001, increases in oil prices led to increased North Sea exploration activity and higher OSV demand. Oil prices fell in early 2002, leading to questions regarding the sustainability of the higher oil prices and reduced exploration and development activity. Even with recovery in the Brent price to an average of about $29 per barrel in 2003, North Sea exploration and development activity remained low. Low oil prices and availability of more attractive opportunities elsewhere resulted in a shift of activities by oil majors towards other regions. Oil prices continued their increase, with average Brent crude prices of about $38 per barrel in 2004, $55 per barrel in 2005, $65 per barrel in 2006 and $72 per barrel in 2007. Exploration and development activities increased. Major oil companies returned to the North Sea while the independents remained and increased their activities.

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

World oil demand increased from about 71.9 million barrels per day, or MBD, in 1996 to 86.0MBD in 2007, a compounded annual growth rate, or CAGR, of approximately 1.6%. Oil demand increased in all regions of the world except for the former Soviet Union and non-OECD Europe. In 2007 oil demand grew by approximately 1.2 MBD.

During this same period, world oil supply increased from about 72.5 MBD in 1996 to 85.4 MBD in 2006, a CAGR of about 1.5%. OPEC crude oil production increased from 25.8 MBD in 1996 to 29.7 MBD in 2006, a CAGR of approximately 1.4%. Non-OPEC crude oil production increased from 43.8 MBD to 50.9 MBD, a CAGR of about 1.5%.

World oil supply increased from about 85.4 MBD in 2006 to 85.6 MBD in 2007 OPEC crude oil production decreased by about 0.5 MBD in 2007 to 31.1 MBD (Note: These figures are adjusted to include Angola and Ecuador, who are now members of OPEC.  They include Iraqi production, which increased by about 0.2 MBD to approximately 2.1 MBD.)  Non-OPEC production increased by 0.5 MBD to about 49.7 MBD. The supply-demand shortfall was supplied by reductions in oil inventories, which contributed to higher oil prices.

Benchmark West Texas Intermediate crude, or WTI, averaged $18.43 per barrel in 1995 (all crude prices are expressed in United States dollars) and averaged between approximately $14 and $23 through the rest of the 1990’s. WTI prices increased in 2003 to an average of $31.08 per barrel, and continued to increase to an average $41.50 per barrel in 2004, $56.64 per barrel in 2005, and $66.04 per barrel in 2006. Oil prices increased from historically high levels in 2006 to even higher levels in 2007, with benchmark West Texas Intermediate, or WTI, crude averaging $72 per barrel in 2007 compared with $66 per barrel in 2006. Price volatility was high, with 2007 monthly average $ per barrel prices ranging from about $55 to $95. WTI prices increased in early 2008, reaching an average of about $93 per barrel in January 2008 due to high demand and market reaction to actual or potential oil supply reductions.

Tanker Classifications and Primary Trade Routes

The world oil tanker fleet is generally divided into six vessel sizes classified by dwt, which is an approximate measure of a vessel’s cargo carrying capacity. In general, VLCC’s / ULCC’s primarily transport crude oil on long-haul trade routes (where oil producers are located more than approximately 5,000 miles from the end user, such as from the Arabian Gulf to the Far East, from the Arabian Gulf to Rotterdam via the Cape of Good Hope, from the Arabian Gulf to the Red Sea, and from the Arabian Gulf to the US Gulf / Caribbean. Suezmax tankers trade on long-haul and short-haul routes as discussed below, while Aframax, Panamax, and Handy tankers serve routes typically in short-haul, regional markets (e.g., Latin America, Mediterranean, Southeast Asia).

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

The International Maritime Organization, or IMO, adopted accelerated phase-out regulations for single hull tankers of 5,000 dwt or more carrying petroleum or petroleum products which entered into force in April 2005.  The regulations are a complex set of requirements that accelerate the phase-out of pre-International Convention for the Prevention of Pollution from Ships, or MARPOL, “Category 1” tankers without protectively located segregated ballast to 2005. Single hull tankers with protectively located segregated ballast are to be phased out in 2010. Flag States may make exceptions for certain single hull, double bottom, or double sided vessels meeting determined quality and/or structural requirements that allow the vessels to continue in service until age 25 or the year 2015, whichever is earlier. Single hull vessels are also to be banned from carriage of certain heavy oils, with some exceptions allowed for double bottom or double sided vessels meeting certain quality criteria. Certain crude oils have been exempted. Port states may recognize the Flag State exemptions or may choose to enforce the earlier phase-out dates. The effects of the regulations are complex but will tend to accelerate the phase-out of single hull vessels. Actual scrapping behavior will depend upon many variables including the state of the market and future Flag State and Port State implementation.

The European Union has had regulations in effect since 2003 that require double hull vessels be used for certain heavy oils, with no exceptions. These regulations apply to tankers of 5,000 dwt or more registered in European Union countries or entering waters within jurisdiction of European Union countries.

Along with mandatory regulations, there may be other factors encouraging scrapping of single hull tankers.  Many charterers require or show preference for double hull vessels. This preference tends to reduce utilization of single hull vessels and to encourage scrapping.

Also, port congestion and canal congestion serve to limit effective supply at any one time.

Fleet Development

In 2005, 0.4 million dwt, or Mdwt, of Suezmaxes were scrapped, while 4.0 Mdwt were delivered. During 2006, none were scrapped, while 4.1 Mdwt were delivered.  During 2007, none were scrapped, while 4.0 Mdwt were delivered. During the first month of 2008, none were scrapped, while 0.2 Mdwt were delivered. The current orderbook is 22.1 Mdwt (115 vessels) with 3.2 Mdwt due for delivery this year, 9.3 Mdwt next year and 7.4 Mdwt in 2010. The remainder are scheduled to be delivered in 2011. About 46.2 Mdwt of Suezmaxes have double hulls, 2.5 Mdwt have double bottoms or double sides, and 6.0 Mdwt have single hulls.

The tanker fleet at December 2007 totalled 403.0 million dwt tons, of which 148 million dwt corresponds to VLCCs, 54.7 million dwt corresponds to Suezmax tankers, 76.4 million dwt to Aframax tankers, 24.0 million dwt correspond to Panamax tankers, and Small vessels (0 to 60,000 dwt) amount to 100.0 million dwt.

Tanker fleet on order for delivery in years 2008, 2009 and 2010 and onwards is 37.9 million dwt, 57.7 million dwt and 63.7 million dwt, respectively.

Chemical Tankers

Vessels with IMO Chemical Classification are required for transport of chemicals. International regulations for the transportation of chemicals specify protective location, stability requirements, safety criteria for survivability and containment in certain damage cases, maximum tank sizes and other criteria. These standards are grouped into IMO Chemical Classifications. A ‘‘Type 1’’ vessel is a chemical tanker intended for the transportation of products considered to present the greatest overall hazard and ‘‘Type 2’’ and ‘‘Type 3’’ vessels for products of progressively lesser hazards. Vessels may have tank capacity on board meeting different IMO classifications. For example, a vessel may have Type 1 and Type 2 cargo tanks or Type 2 and Type 3 tanks. Type 1 and Type 2 capacity vessels have protective location requirements that require void spaces between bottom and side shell plating of the vessels, effectively requiring double bottoms or double hulls. Type 3 capacity vessels do not have protective location requirements.

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

Dry Bulk Demand and Production

Seaborne iron ore trade grew from an estimated 392 mmt in 1996 to about 788 mmt in 2007, a CAGR of 6.6%. High demand for steel in China has led to growth in Chinese iron ore imports from about 44 mmt in 1996 to 384 mmt in 2007, a CAGR of 21.8%. This increase includes growth of about 58 mmt in 2006, a year on year increase of about 18%.

Other Asian countries, such as Japan and Korea, have required increasing iron ore imports. The top iron ore exporters are Australia and Brazil, accounting for about 68% of estimated 2007 seaborne iron ore trade. Australian exports grew from 132 mmt in 1996 to an estimated 268 mmt in 2007, including 29 mmt of growth in 2007. Brazil’s iron ore exports increased from 129 mmt in 1996 to 271 mmt in 2007, which includes 28 mmt of growth in 2007.

Coal trade is made up of thermal coal (steam coal), burned for its heat value primarily in power generation, and metallurgical coal (coking coal, met coal), used in steelmaking. Estimated seaborne steam coal trade grew from about 260 mmt in 1996 to about 566 mmt in 2007, a CAGR of 7.3%, which includes 22 mmt of growth in 2007. Leading coal exporters are Indonesia, Australia, South Africa, Colombia, Russia and China.

Capesize dry bulk vessels and combination carriers

Capesize dry bulk vessels and combination carriers have a cargo carrying capacity of 100,000 dwt or greater. (Note: Capesize vessel is now defined as 100,000 dwt or greater.) Capesizes primarily transport iron ore and coal on trade routes where lack of port constraints (especially depth of water) and cargo parcel size limits allow realization of economies of scale.

As of December 31, 2007, there were 766 Capesize dry bulk vessels comprising approximately 132.2 Mdwt. The orderbook as of December 31, 2007 was 113.7 Mdwt (615 vessels) with 9.3 Mdwt due for delivery 2008, 25.7 Mdwt in 2009 and the balance of 78.7 Mdwt scheduled to be delivered in 2010 and onwards.

Industry Scrapping

Scrapping has been very low due to the high earnings of the vessels. Total scrapping for 2007 was 4.9 Mdwt (both tanker and dry tonnage).

Passenger Vessel Industry

Passenger vessel demand is a function of overall demand for the global cruise industry. Principal sources of cruise passengers are North America, Europe, Asia and the South Pacific (including Australia and New Zealand), and South America.

The estimated number of cruise passengers in North America has grown from 4.9million in 1997 to 9.7 million in 2005, a CAGR of 9.0%. This increase includes growth of 0.8 million in 2005, an annual increase of 9.0%. The total population of North America (excluding Mexico) is estimated at about 329 million. The number of cruise passengers in 2004 comprises an estimated 2.9% of total population in North America.

The estimated number of cruise passengers in major European markets is also growing. The number of cruise passengers from Europe grew from 3.1 million in 2005 to 3.4 million in 2006, representing annual growth of 9%. In the United Kingdom, the number of cruise passengers grew from about 1.07 million in 2005 to 1.2 million in 2006, an annual increase of 12%. In Germany, the number of cruise passengers grew from 639,000 in 2005 to 705,000 in 2006, an annual increase of 10%. In Italy, the number of passengers was stable at about 517,000 in 2006, while in Spain the number grew from 300,000 to 379,000, an increase of 26%.

The total population of Western Europe is estimated at about 396 million, and the number of cruise passengers in 2006 comprises an estimated 0.8% of total population in Western Europe.

As of February 1, 2008, there were approximately 270 vessels engaged in international ocean cruise service with a standard lower berth capacity of approximately 335,000. This figure represents the total number of lower berths, estimated at two passengers per cabin; the actual passenger count may be higher due to the availability of upper berths, cots, or other arrangements.  In 2007, eight vessels with a standard passenger capacity of approximately 24,556 were delivered; none were scrapped, and while two vessels with a standard capacity of about 1,220 were lost in incidents.   No deliveries or scrapping have occurred in the first month of 2008.The current order book is approximately 41 vessels with a standard lower berth capacity of approximately 109.050.   In 2008, approximately ten vessels with a standard lower berth capacity of approximately 26,538 are scheduled to be delivered, and in 2009 approximately nine vessels, with a standard lower berth capacity of approximately 23,460, are scheduled to be delivered. In 2010, 12 vessels with a standard lower berth capacity of 32,468 are scheduled to be delivered.   In 2011, seven vessels with a standard lower berth capacity of 17,398 are scheduled to be delivered.  In 2012, about three vessels with a standard lower berth capacity of approximately 9,186 are under contract to be delivered. 35 of these vessels have a standard lower berth capacity of 2,000 or more.

 Environmental and Government Regulation

Government regulation significantly affects our operations, including the ownership and operation of our vessels. Our operations are subject to international conventions, national, state and local laws, and regulations in force in international waters and the jurisdictional waters of the countries in which our vessels may operate or are registered, including OPA, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound emission requirements, the IMO / U.S. Coast Guard pollution regulations and various SOLAS amendments, as well as other regulations. Compliance with these requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels for operational safety, quality maintenance, continuous training of our officers and crews, and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and / or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation--International Maritime Organization, or IMO

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, the International Convention for the Prevention of Pollution from Ships or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In particular, MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. One of our Suezmax OBO vessels currently does not meet the configuration criteria and will require minor modifications to comply with these criteria before the end of 2010. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.  In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires vessel owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

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

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are liable without regard to fault (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (vessel fuel).

OPA limits liability of a responsible party to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). OPA also limited the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per dry bulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law on July 11, 2006 increased the limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per tanker that is over 3,000 gross tons (effective October 9, 2006), and $950 per gross ton or $800,000 per dry bulk vessel that is over 300 gross tons (effective immediately). These OPA liability limits do not apply if an incident was caused by a violation of certain construction or operating regulations or a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

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

The Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

OPA expressly permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. OPA also amended the Federal Water Pollution Control Act to require owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a “worst case” scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a “worst case discharge.” In addition, periodic training programs for shore and response personnel and for vessels and their crews are required. The U.S. Coast Guard has approved our vessel response plans.

OPA also requires that tankers over 5,000 gross tons calling at U.S. ports have double hulls if contracted after June 30, 1990 or delivered after January 1, 1994. Furthermore, under OPA, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. Although all of our oceangoing vessels are double hull, one of these vessels (the Princess Katherine) is subject to phase-out under OPA due to configuration requirements. Based on current OPA requirements, this   vessel will not be eligible to carry oil as cargo within the 200 nautical mile United States exclusive economic zone starting in 2014, except that these tankers may trade in U.S. waters until 2015 if their operations are limited to discharging their cargos at the Louisiana Offshore Oil Port off-loading by lightering within authorized lightering zones more than 60 miles offshore.

We believe we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

Environmental Regulation--Other Environmental Initiatives

In July 2003, in response to the Prestige oil spill in November 2002, the European Union adopted regulations that accelerate the IMO single hull tanker phase-out timetable. The European Union is also considering legislation that will affect the liability of owners for oil pollution. It is difficult to predict what legislation, if any may be promulgated by the European Union or any other country or authority.

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention of Civil Liability for Oil Pollution Damage, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are, currently, approximately $6.6 million plus approximately $931 per gross registered ton above 5,000 gross tons with an approximate maximum of $132.5 million per vessel. As the CLC calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates as of July 14, 2006. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault or privacy and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

In addition, the U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances to navigable waters without a permit, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and compliments the remedies available under the more recent OPA and CERCLA, discussed above. Currently, under U.S. Environmental Protection Agency, or EPA, regulations, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. However, on March 30, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the blanket exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Under the court’s ruling, owners and operators of vessels visiting U.S. ports would be required to comply with the CWA permitting program to be developed by the EPA or face penalties. Although the EPA has appealed this decision, if the court’s order is ultimately upheld, we will incur certain costs to obtain CWA permits for our vessels. This could require the installation of equipment on our vessels to treat ballast water before it is discharged at substantial cost and/or otherwise restrict some or all of our vessels from entering waters of the United States that are subject to this ruling.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the ‘‘BWM Convention’’). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 member states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or the ISPS Code. We are in compliance with the ISPS Code. Among the various requirements are:

•           on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•           on-board installation of vessel security alert systems;

•           the development of vessel security plans; and

•           compliance with flag state security certification requirements.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will usually undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and / or to the regulations of the country concerned.

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

Special Surveys. Special surveys, also known as class renewal surveys, are carried out every five years for the vessel’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a vessel owner has the option of arranging with the classification society for the vessel’s machinery to be on a continuous survey cycle. This process is also referred to as continuous survey machinery (CSM). We have made arrangements with the classification societies for most of our vessels to be on a continuous survey cycle for machinery. Hull surveys remain under the above mentioned surveys regime.

Currently our oceangoing vessels are scheduled for intermediate surveys and special surveys as follows:

Intermediate survey		Special survey
Year	No. of vessels	Year	No. of vessels
2008	1	2008	1
2009	6	2009	2
2010	4	2010	3
2011	0	2011	5
2012	2	2012	4
Note: Maximum range period date has been considered.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most oceangoing vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the vessel owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (IACS). All our oceangoing vessels are certified as being “in class.”

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

Hull and Machinery and War Risk Insurance

We maintain marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for our wholly-owned vessels. At times, we also obtain for part of our fleet increased value coverage and additional freight insurance during periods of improved market rates, where applicable. This increased value coverage and additional freight coverage entitles us, in the event of total loss of a vessel, to some recovery for amounts not otherwise recoverable under the hull and machinery policy. When we obtain these additional insurances, our vessels will each be covered for at least their fair market value, subject to applicable deductibles (and some may include limitations on partial loss). We cannot assure you, however, that we will obtain this additional coverage on the same or commercially reasonable terms, or at all, in the future.

Loss of Hire

We maintain loss of hire insurance at certain times for certain vessels. Loss of hire insurance covers lost earnings resulting from unforeseen incidents or breakdowns that are covered by the vessel’s hull and machinery insurance and result in loss of time to the vessel. Although loss of hire insurance will cover up to ninety days of lost earnings, we must bear the applicable deductibles which generally range between the first 14 to 30 days of lost earnings. We intend to renew these insurance policies or replace them with other similar coverage if rates comparable to those on our present policies remain available. There can be no assurance that we will be able to renew these policies at comparable rates or at all. Future rates will depend upon, among other things, our claims history and prevailing market rates.

Strike Insurance

Some of our vessels are covered for loss of time due to strikes (shore and on board). This insurance is taken with the strike club which also insures the loss of hire deductibles in some of our vessels. There can be no assurance that we will be able to renew these policies at comparable rates or at all.

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

This protection and indemnity insurance coverage is provided by protection and indemnity associations, or P&I Clubs, which are non-profit mutual assurance associations made up of members who must be either ship owners or ship managers. The members are both the insured parties and the providers of capital. The P&I Clubs in which our vessels are entered are currently members of the International Group of P&I Associations, or the International Group and are reinsured themselves and through the International Group in Lloyds of London and other first class reinsurance markets. We may be subject to calls based on each Club’s yearly results. Similarly, the same P&I Clubs provide freight demurrage and defense insurance which, subject to applicable deductibles, covers all legal expenses in case of disputes, arbitrations and other proceedings related to our vessels.

Legal Proceedings

Our Brazilian subsidiary UP Offshore Apoio Maritimo Ltda. (“UP Apoio”) is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the UP Diamante in October 2007. The Customs Authority claims that when the UP Diamante docked to the CSO Deep Blue (a vessel not owned by us) to transfer certain equipment as part of its employment instructions under its charter with Petrobras, the UP Diamante did not comply with certain regulations applicable to the docking of vessels when one of them is destined for a foreign country. As a result, the Brazilian Customs Tax Authority commenced an administrative proceeding of which UP Apoio was notified in November 24, 2007, and seeks to impose the maximum Customs penalty, which corresponds to the confiscation (“perdimento”) of the vessel UP Diamante in favor of the Brazilian Federal Government.

On December 21, 2007 UP Apoio filed an administrative defense stating that: (i) the legal position taken by Customs Authority is not applicable to the UP Diamante since the “perdimento” is only applicable to vessels coming from or going to abroad, and not to vessels engaged in cabotage voyages as was the UP Diamante; (ii) UP Diamante did not violate the Customs Regulation Code because (a) there is no provision related to the transfer of equipment when one of the vessels is going abroad but the other is not and (b) none of the vessels involved was coming from or going abroad; (iii) confiscation could not be imposed on a vessel owned by UP Apoio because at the time of the alleged infringement the UP Diamante was on hire and under charter to Petróleo Brasileiro S.A. (“Petrobras”) and consequently under the control of Petrobras and not of UP Apoio; (iv) the imposition of confiscation violates the principles of proportionality, reasonability and non-confiscation; and (v) confiscation is not applicable because under Brazilian Tax Code, when in case of doubt, the applicable law should be interpreted in favor of the taxpayer, and in this case the report issued by the Brazilian Customs Authorities recognizes the existence of doubt concerning the applicability of the corresponding section of the Customs Regulation.

Based on the foregoing, our Brazilian Counsel has considered that the defense presented by UP Apoio is likely to succeed and therefore classified the potential liability as remote.

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the “Paraguay Customs Authority”). We believe that this finding is erroneous and UABL has formally replied to the Paraguay Customs authority contesting all of the allegations upon which the finding was based. After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed we have no liability with respect to two of the three matters at issue, while they held a dissenting view on the third issue. Finally, the primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, UABL was liable for a total of approximately $0.6 million and has applied a fine of 100% of this amount. UABL have entered a plea with the respective court contending the interpretation on the third issue where we claim to be equally non liable. On October 19, 2007, we presented a report by an expert which is highly favourable for our position. We have been advised by UABL’s counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalizacion) issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company) would owe taxes to that authority in the amount of approximately $2.8 million (including interest), together with certain fines that have not been determined yet. On June 18, 2007, our legal counsel in Bolivia submitted points of defence to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes that UABL International S.A. would owe to them. On October 1, 2007 our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. We have been advised by our local counsel in the case that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the company.Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

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

C.           ORGANIZATIONAL STRUCTURE

Ultrapetrol (Bahamas) Limited is a company organized and registered as a Bahamas Corporation since December 1997.

Ultrapetrol (Bahamas) Limited has ownership in the following companies:

COMPANY NAME	INCORPORATION JURISDICTION
Ultrapetrol (Bahamas) Limited	Bahamas
- 100% of Kattegat Shipping Inc.	Panama
- 100% of Avemar Holdings (Bahamas) Ltd.	Bahamas
- 100% of Mansan S.A.	Uruguay
- 100% of Wallasey Shipping Inc.	Panama
- 100% of Tuebrook Holdings Inc.	Panama
- 100% of Hallandale Comercial Corp.	Panama
- 100% of Moorfields Trading Inc.	Panama
- 100% of Stanyan Shipping Inc.	Panama
- 100% of Lowrie Shipping Inc.	Panama
- 100% of Lowrie Shipping LLC	Delaware, USA
- 100% of Angus Shipping LLC	Marshall Islands
- 100% of Gentry Shipping LLC	Panama
- 100% of Foxtrot Trading	Panama
- 100% of Braddock Shipping Inc.	Panama
- 100% of Massena Port S.A.	Uruguay
- 100% of Dampierre Holdings Spain S.L.	Spain
- 99% of Oceanpar S.A.	Paraguay
- 7% of Ultrapetrol S.A.	Argentina
- 50% of Parfina S.A.	Paraguay
- 93% of Ultrapetrol S.A.	Argentina
- 100% of Internationale Maritime S.A.	Bahamas
- 100% of Parkwood Commercial Corp.	Panama
- 100% of Princely International Finance Corp.	Panama
- 100% of Majestic Maritime Ltd.	Bahamas
- 100% of Baldwin Maritime Inc.	Panama

COMPANY NAME	INCORPORATION JURISDICTION
- 100% of Corporación de Navegación Mundial S.A.	Chile
- 49% of Marítima SIPSA S.A.	Chile
- 50% of Parfina S.A.	Paraguay
- 100% of Danube Maritime Inc.	Panama
- 100% of General Ventures Inc.	Liberia
- 100% of Imperial Maritime Ltd.	Bahamas
- 100% of Imperial Maritime Ltd. (Bahamas) Inc.	Panama
- 100% of Fulton Shipping Inc.	Panama
- 100% of Brinkley Shipping Inc.	Panama
- 100% of Pelorus Maritime Inc.	Panama
- 100% of Panpetrol Shipping S.A.	Panama
- 100% of Kingly Shipping Ltd.	Bahamas
- 100% of Monarch Shipping Ltd.	Bahamas
- 100% of Noble Shipping Ltd.	Bahamas
- 1% of Oceanpar S.A.	Paraguay
- 100% of Oceanview Maritime Inc.	Panama
- 100% of Regal International Investments S.A.	Panama
- 100% of Bayham Investments S.A.	Panama
- 100% of Draco Investments S.A.	Panama
- 100% of Cavalier Shipping Inc.	Panama
- 100% of Riverview Commercial Corp.	Panama
- 100% of Sovereign Maritime Ltd.	Bahamas
- 100% of Tipton Marine Inc.	Panama
- 100% of Ultrapetrol International S.A.	Panama
- 100% of Ultrapetrol de Venezuela C.A.	Venezuela
- 100% of Stately Shipping Ltd.	Bahamas
- 100% of Blue Monarch Shipping Inc.	Panama
- 100% of Stanmore Shipping Inc.	Panama
- 94.45% of UP Offshore (Bahamas) Ltd.	Bahamas
- 100% of UP Offshore (Panama) S.A.	Panama
- 100% of Castlestreet Shipping LLC	Delaware, USA
- 100% of Packet Maritime Inc.	Panama
- 100% of Padow Shipping Inc.	Panama
- 100% of Pampero Navigation Inc.	Panama
- 100% of UP Offshore (UK) Ltd.	United Kingdom
- 100% of UP Offshore Uruguay S.A.	Uruguay
- 100% of Agriex Agenciamentos, Afretamentos e Apoio Maritimo Ltda	Brazil
- 99.99% of UP Offshore Apoio Maritimo Ltda.	Brazil
- 100% of Topazio Shipping LLC	Delaware, USA
- 100% of UP Offshore Apoio Maritimo (Panama) Inc.	Panama
- 100% of UP Offshore (Holdings) Ltd.	Bahamas
- 100% of UP River (Holdings) Ltd.	Bahamas
- 50% of UABL Limited	Bahamas
- 100% of UP River Terminals (Panama) S.A.	Panama
- 50% of UABL Terminals Ltd.	Bahamas
- 100% of UABL Terminals (Paraguay) S.A.	Panama
- 50% of Obras Terminales y Servicios S.A.	Paraguay
- 50% of Puertos del Sur S.A.	Paraguay
- 100% of UPB (Panama) Inc.	Panama
- 50% of UABL Terminals Ltd.	Bahamas
- 50% of UABL Limited	Bahamas
- 100% of Arlene Investment Inc.	Panama
- 1% of Compaňia Naviera del Magdalena S.A.	Colombia
- 100% of Blueroad Finance Inc.	Panama
- 100% of Candies Paraguayan Ventures LLC	Louisiana, USA

NAME	INCORPORATION JURISDICTION
- 1% of Compaňia Naviera del Magdalena S.A.	Colombia
- 100% of Marine Financial Investment Corp.	Panama
- 1% of Compaňia Naviera del Magdalena S.A.	Colombia
- 100% of Corydon International S.A.	Uruguay
- 100% of Cedarino S.L.	Spain
- 90% of Parabal S.A.	Paraguay
- 97.5% of Riverpar S.A.	Paraguay
- 99.6% of Sernova S.A.	Argentina
- 97.5% of UABL Paraguay S.A.	Paraguay
- 96.6% of UABL S.A.	Argentina
- 90% of Yataity S.A.	Paraguay
- 63.3% of Agencia Maritima Argenpar S.A.	Argentina
- 100% of Lonehort S.A.	Uruguay
- 100% of UP River Ltd.	Bahamas
- 100% of UABL International S.A.	Panama
- 96% of Compaňia Naviera del Magdalena S.A.	Colombia
- 100% of Thurston Shipping Inc.	Panama
- 47.1% of Compañía Paraguaya de Transporte Fluvial S.A.	Paraguay
- 10% of Parabal S.A.	Paraguay
- 2.5% of Riverpar S.A.	Paraguay
- 0.4% of Sernova S.A.	Argentina
- 2.5% of UABL Paraguay S.A.	Paraguay
- 3.4% of UABL S.A.	Argentina
- 36.7% of Agencia Maritima Argenpar S.A.	Argentina
- 10% of Yataity S.A.	Paraguay
- 1% of Compaňia Naviera del Magdalena S.A.	Colombia
- 20% Yvy Pora Fertilizantes S.A.	Paraguay
- 100% of UABL Barges (Panama) Inc.	Panama
- 52.9% of Compañía Paraguaya de Transporte Fluvial S.A.	Paraguay
- 80% of Yvy Pora Fertilizantes S.A.	Paraguay
- 100% of UABL S.A.	Panama
- 100% of Eastham Barges Inc.	Liberia
- 100% of Dingle Barges Inc.	Liberia
- 100% of Ravenscroft Shipping (Bahamas) S.A.	Bahamas
- 100% of Ravenscroft Ship Management Ltd.	Bahamas
- 100% of Ravenscroft Ship Management Ltd.	United Kingdom
- 100% of Zulia Shipping Inc.	Panama
- 100% of Zulia Ship Management Ltd.	Bahamas
- 100% of Tecnical Services S.A.	Uruguay
- 100% of Ravenscroft Holdings Inc.	Florida, USA
- 100% of Ravenscroft Ship Management Inc.	Florida, USA
- 100% of Elysian Ship Management Inc.	Florida, USA
- 100% of Elysian Ship Management Ltd.	Bahamas

D.           PROPERTY, PLANT, AND EQUIPMENT

Ravenscroft is headquartered in our own 16,007 square foot building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America.

In addition we own a repair facility and dry dock at Pueblo Esther, Argentina, a shipyard under construction in Punta Alvear, Argentina, and through 50% joint venture participations, two grain loading ports in Paraguay. We also own land large enough for the construction of two further terminals in Argentina. Finally, we rent offices in Argentina, Brazil, and Paraguay and a shipyard in Ramallo, Argentina.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the information included under the caption “Selected Financial Data,” our historical consolidated financial statements and their notes included elsewhere in this annual report. This discussion contains forward-looking statements. For a discussion on the accuracy of these statements please refer to the section of this report titled “Cautionary Statement Regarding Forward Looking Statements” that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” in Item 3.D of this report and elsewhere in this annual report.

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

•
Our River Business, with 564 barges, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large region with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 53% of world soybean production in 2007, from 29% in 1995.

•
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of proprietarily designed, technologically advanced platform supply vessels, or PSVs. We have five PSVs currently in operation and seven under construction. One PSV is under construction in Brazil with expected delivery in the fourth quarter 2008. In addition, we contracted with a shipyard in India to construct four PSVs with deliveries commencing in 2009, and with another shipyard in China to construct two PSVs for deliveries commencing in 2009, with an option to build two more.

•
Our Ocean Business owns and operates eight oceangoing vessels, including three Handysize / small product tankers that we use in the South American coastal trade where we have preferential rights and customer relationships, three versatile Suezmax / Oil-Bulk-Ore, or Suezmax OBO, vessels, one Capesize vessel and one semi-integrated tug/barge unit. Our Ocean Business fleet has an aggregate capacity of approximately 733,000 dwt, and our three Suezmax OBOs are capable of carrying either dry bulk or liquid cargos, providing flexibility as dynamics change between these market sectors.

•
Our Passenger Business consisted during most of 2007 of two vessels with a total carrying capacity of approximately 1,600 passengers operating primarily in the European cruise market. We have recently sold the largest of our passenger vessels reducing our capacity to approximately 575 passengers only.

Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry.

Developments in 2007

On January 2, 2007, we drew down on the initial $37.5 million of the $61.3 million facility agreed with DVB Bank AG and on March 7, 2007 we completed the drawdown of this facility.

On January 5, 2007, we took delivery of the product tanker Alejandrina and paid the 90% balance of the purchase price, or $15.3 million. She was positioned for employment in the South American cabotage trade where she commenced service in March 2007.

On January 29, 2007, we entered into a $13.6 million senior secured term loan agreement with Natixis as post-delivery finance for the acquisition of the Alejandrina.

On February 21, 2007, we entered into two shipbuilding contracts with a shipyard in India to construct two PSVs with deliveries commencing in 2009, with an option for two more. The price for each new PSV to be built in India is $21.7 million to be paid in five installments of 20% each prior to delivery.

On March 7, 2007, we executed a Stock Purchase Agreement and other complementary agreements with the Shareholders of Compania Paraguaya de Transporte Fluvial S.A. (“CPTF”) and Candies Paraguayan Ventures LLC (“CPV”) whereby we purchased 100% of the stock of CPTF and CPV. Through the purchase of these two companies, we acquired ownership of one 4,500 HP pushboat (the Captain Otto Candies) and twelve Jumbo 2,500 dwt barges (Parana barges) all built in the United States in 1995. The total purchase price paid by us under the respective agreements was $13.8 million.

On March 11, 2007, we signed an agreement with Maritima SIPSA S.A. through which we postponed the date for exercising our repurchase option of the Princess Marina until September 25, 2007.

On March 19, 2007, we paid $8.7 million corresponding to the first installment under the building contracts of the two PSVs under construction in India.

On April 3, 2007, the Miranda I was dry docked in Buenos Aires to begin its conversion to double hull.

On April 19, 2007, we successfully completed a follow-on offering of 12,650,000 shares of our common stock priced at $19.00 per share. The offering included 5,903,922 shares offered by existing shareholders and 5,096,078 shares issued by us. It also included the exercise of an over-allotment option by the underwriters of the offering comprising 1,650,000 shares from one of the selling shareholders. We did not receive any of the proceeds from any sale of common stock by the selling shareholders. The offering raised approximately $91.1 million in primary net proceeds for us.

On May 9, 2007, we entered into a Forward Freight Agreement (“FFA”) whereby a subsidiary of ours contracted via BNP Paribas Commodity Futures Limited (“BNP Paribas”) with LCH Clearnet (“LCH”), a London clearing house, to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 180 days (15 days per month from January 2008 up to December 2008 both inclusive) in exchange for a fixed rate of $80,000 (eighty thousand U.S. Dollars) per day.

On May 10, 2007, we entered into an FFA whereby a subsidiary of ours contracted via BNP Paribas with LCH to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 180 days (15 days per month from January 2008 up to December 2008 both inclusive) in exchange for a fixed rate of $79,500 (seventy nine thousand and five hundred U.S. Dollars) per day.

On May 15, 2007, we entered into an FFA whereby a subsidiary of ours contracted via BNP Paribas with LCH to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 366 days (every calendar month from January 2008 up to December 2008 both inclusive) in exchange for a fixed rate of $77,250 (seventy seven thousand two hundred and fifty U.S. Dollars) per day. On that same day, we took delivery of the fifth PSV in our Offshore Supply Business fleet, UP Diamante, from EISA - Estaleiro Ilha S.A. in Rio de Janeiro, Brazil.

On May 23, 2007, we entered into an FFA whereby a subsidiary of ours contracted via BNP Paribas with LCH to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 180 days (15 days per month from January 2009 up to December 2009 both inclusive) in exchange for a fixed rate of $51,000 (fifty one thousand U.S. Dollars) per day. On the same day, we entered into a fifth FFA whereby a subsidiary of ours contracted via BNP Paribas with LCH to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 46 days (16 days in October 2007 and 15 days in each of November and December 2007) in exchange for a fixed rate of $85,000 (eighty five thousand U.S. Dollars) per day.

On June 13, 2007, we entered into an FFA whereby a subsidiary of ours contracted via BNP Paribas with LCH to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 45 days (15 days per month in July, August and September 2007) in exchange for a fixed rate of $74,750 (seventy four thousand seven hundred and fifty U.S. Dollars) per day.

On June 13, 2007, we exercised the option to build two further PSVs in India with deliveries in March and July 2010.

On June 14, 2007, we entered into various purchase agreements to acquire 33 Mississippi barges and one 3,950 HP pushboat in the United States. This equipment was loaded on a semi submersible vessel, and arrived in the Hidrovia on July 24, 2007. The total cost of the load-out operation (which includes amongst other things: purchase price of the equipment, loading, transport and unloading costs, etc.) was approximately $13.8 million.

On June 28, 2007, the Miranda I was again delivered to her charterers after finishing her double hull conversion in Argentina.

On July 10, 2007, we signed a Memorandum of Agreement (MOA) to sell our Aframax vessel Princess Marina after the delivery of the vessel back to us for a total purchase price of $18.7 million.

On July 10, 2007, we contracted to purchase 18 (eighteen) new heavy fuel engines from a Danish maker to replace and re-power some of our large and medium-sized push boats in our River Business. The total purchase price of the engines is approximately €15.6 million, with deliveries ranging between March and December 2009.

On July 17, 2007, the Amadeo was redelivered to us by the yard after finishing her double hull conversion in Romania. She sailed to South America and started a long term employment on August 31, 2007.

On July 17, 2007, we placed the first firm order for part of the main equipment of our new yard for building barges in the Hidrovia region. The total purchase price for this portion of the equipment is $2.0 million.

On July 31, 2007, we signed a Contract of Affreightment (COA) with a large Brazilian iron ore producer through which our River Business will transport a minimum of 6.4 million tons of iron ore / pig iron over a period of approximately seven years commencing in September 2007, with options to increase contractual volumes between 21% and 93%, declarable on a yearly basis.

On August 10, 2007, we purchased the property where our new yard for building barges in Argentina will be built. The purchase price paid for the property is, approximately, $2.5 million.

On September 26, 2007, we entered into a purchase agreement to acquire 12 Mississippi barges in the United States for a total purchase price of $0.9 million.

On October 11, 2007, the Princess Marina was delivered to her buyers, for a total net price of $18.1 million, representing a net gain for the Company of $ 10.3 million.
On October 12, 2007, we entered into a 3-year, $15.0 million, revolving non-secured Credit Agreement with Banco BICE. Our obligations under the Credit Agreement are guaranteed by three of our subsidiaries.

On October 19, 2007, we entered into a Memorandum of Agreement (MOA) to acquire the Peace Glory (which we renamed Princess Marisol), a 166,000 dwt Capesize vessel, for a total purchase price of $57.0 million.

On October 22, 2007, we entered into an MOA to sell our largest passenger vessel New Flamenco for a total sale price of $24.3 million. The vessel was delivered to her buyers on November 6, 2007.

On October 29, 2007, we drew down $15.0 million under the BICE Credit Agreement.

On October 31, 2007, we entered into a $25.0 million senior secured term loan agreement with DVB Bank AG as post-delivery finance for the acquisition of the UP Diamante.

On October 31, 2007, we and three of our subsidiaries entered into an amendment to the BICE Credit Agreement (and the corresponding amendments to the guarantees), whereby the revolving line was temporarily increased by $10.0 million (up to $25.0 million) and we agreed further to enter (through a subsidiary of ours) into a 4-year term secured loan with BICE for a post-delivery financing of the Princess Marisol by January 2008. Upon the entering into the BICE term loan the revolving line will have a limit of $10.0 million (down from $25.0 million).

On November 1, 2007, we drew down $25.0 million under the DVB Bank AG senior secured term loan agreement.

On November 2, 2007, we drew down $10.0 million under the amended BICE Credit Agreement.

On November 13, 2007, we took delivery of the Princess Marisol whereas she entered service on November 20, 2007 after an initial period of 7 days for take over and recertification.

On November 30, 2007, we entered into a $20.2 million senior secured term loan agreement with Nordea Bank Finland PLC as post-delivery finance for the acquisition of the Amadeo.

On December 5, 2007, we drew down $20.2 million under the Nordea Bank Finland PLC senior secured term loan agreement.

On December 21, 2007, we signed two contracts with a shipyard in China to construct two PSVs with deliveries commencing by the end of 2009, with an option for two more PSVs. The base price for each new PSV to be constructed in China is $26.3 million to be paid in five installments of 20% of the contract price each, prior to delivery.

Recent Developments

On January 15, 2008, we entered into a forward currency agreement with DVB AG to sell £0.5 million per month between January and December 2008 at an average rate of $1.945 per £ to cover part of our currency exposure on our operations in the North Sea related to our Offshore Supply Business.

On January 22, 2008, we entered into an FFA contract whereby a subsidiary of ours contracted via BNP Paribas with LCH to charge LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 60 days (29 days in February 2008 and 31 days in March 2008) in exchange for a fixed rate of $94,000 (ninety four thousand U.S. Dollars) per day. Through these FFA’s we have partially offset some of the FFA positions previously sold for the same dates

On January 25, 2008, we entered into a 4-year term secured loan with Banco BICE as post-delivery financing of the Princess Marisol we had agreed on October 2007.

On January 29, 2008, we drew down $25.0 million under the BICE secured term loan agreement. The proceeds of the loan were fully utilized to repay the outstanding balance of the revolving non-secured credit agreement with Banco BICE. Since then, the revolving credit line has a limit of $10.0 million and is undrawn.

On February 5, 2008, we entered into a purchase agreement to acquire 18 Mississippi barges in the United States of America for a total purchase price of $2.4 million. We expect to position this equipment, together with the 12 barges acquired on September 26, 2007 and one pushboat, in the Hidrovia during the second quarter of 2008.

On February 21, 2008, we entered into a purchase agreement to acquire a 7,200 HP pushboat, the M / V Harry Waddington, for a total purchase price of $4.8 million. This pushboat, together with the 30 barges acquired on September 26, 2007 and February 5, 2008, we expect will be positioned in the Hidrovia during the second quarter of 2008.

On February 26, 2008, we paid $10.5 million corresponding to the first installment under the building contracts of the two PSVs under construction in China.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following business segments: the Ocean Business, River Business and, beginning in 2005, the Offshore Supply Business and Passenger Business. The accounting policies of the reportable segments are the same as those for the consolidated financial statements. We do not have significant inter-segment transactions.

Revenues

In our River Business, we contract for the carriage for cargos, in substantially all cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

In our Offshore Supply Business, we contract substantially all of our capacity under time charters to charterers in the North Sea and Brazil. Two PSVs owned by UP Offshore were operated by us in the North Sea under charters during 2007. The revenues of these charters were recognized in our financial statements.

In our Ocean Business, we contract our cargo vessels either on a time charter basis or COA basis.  Some of the differences between time charters and COAs are summarized below.

Time Charter

•	We derive revenue from a daily rate paid for the use of the vessel, and

•	the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

•	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo, and

•	we pay for all voyage expenses, including fuel and port charges.

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

Time charter revenues accounted for 51% of the total revenues from our businesses for 2007, and COA revenues accounted for 49%. With respect to COA revenues in 2007, 75% were in respect of repetitive voyages for our regular customers and 25% were in respect of single voyages for occasional customers.

In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. In 2005, our results of operations were negatively impacted due to the decline in soybean production associated with that year’s drought. Continuing drought conditions have also affected the size of the Paraguayan soybean crop in 2006 and water levels in the upper Paraguay River during half of fourth quarter 2007. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during 2007. During 2007, the international dry bulk freight market maintained average rates significantly higher than those experienced during 2006 and 2005, reaching its highest peak in mid November 2007. However, during January and February the market experienced a fall but still remained very high and recovered its high levels during the first half of March 2008.

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

In addition to the vessel operating expenses, our other primary operating expenses in 2007 included general and administrative expenses related to ship management and administrative functions. During the first quarter of 2006, we acquired Ravenscroft and the administrative-related assets and personnel of Oceanmarine. Accordingly, going forward, we do not expect to pay significant fees to any third party for ship management and administrative functions.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties including Gulf Offshore North Sea (UK) which provide brokerage services.

In our Passenger Business, operating expenses include all vessel management, crewing, stores, insurance, lubricants, repairs and maintenance, catering, housekeeping and entertainment staff if the charter party so specifies. Voyage expenses may include port expenses and bunkers if such services are for our account. Similarly, they may include the cost of food and beverages if such amounts are for our account under the charter agreement.

Through our River Business, we own a floating drydock and a repair facility for our river fleet at Pueblo Esther, Argentina, a shipyard under construction in Punta Alvear, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina and a repair and shipbuilding facility in Ramallo, Argentina.

Through our acquisition of UP Offshore, we now hold a lease for office space in Rio de Janeiro, Brazil. In addition, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. Through our acquisition of the administrative functions of Oceanmarine, a related party, we now hold a sublease to an office in Buenos Aires, Argentina.

Foreign Currency Transactions

During 2007, 81% of our revenues were denominated in U.S. dollars. Also, for the year ended December 31, 2007, 10% of our revenues were denominated and collected in British Pounds, 7% of our revenues were denominated and collected in Euros and 2% of our revenues was denominated and collected in Reais (Brazil). However, 19% of our total revenues were denominated in U.S. dollars but collected in Argentine Pesos, Brazilian Reais and Paraguayan Guaranies. During 2007 significant amounts of our expenses were denominated in U.S. dollars and 28% of our total out of pocket operating expenses were paid in Argentine Pesos, Brazilian Reais and Paraguayan Guaranies.

Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing during the month of each transaction.

Inflation, Rates of Exchange Variation and Fuel Price Increases

We believe that neither the United States’ inflation nor global inflationary trends have had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces.

Inflationary pressure on prices in the South American countries in which we operate is not compensated by equivalent adjustments in the rate of exchange between the local currencies. Also the US Dollar depreciation or significant revaluation of the local currencies against the US Dollar has had an incremental effect on the portion of our operating expenses incurred in those local currencies (See Foreign Currency Transactions).

In 2006 and thereafter, we have negotiated fuel price adjustment clauses in most of our contracts in the River Business. We may experience however temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply of fuel.

In our Ocean Business, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our immediate future operations, because our vessels are currently chartered to third parties and it is the charterers’ responsibility to pay for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a vessel’s fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices settle at a higher level.

In our Passenger Business in the Aegean Sea the risk of variation for fuel prices is borne by us.

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

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of income expressed in thousands of dollars.

	Year Ended December 31,
	2007	2006	Percent Change
Revenues
Attributable to River Business	$93,940	$79,124	19%
Attributable to Offshore Supply Business	41,514	26,289	58%
Attributable to Ocean Business	58,353	39,202	49%
Attributable to Passenger Business	27,935	28,851	-3%
Total revenues	221,742	173,466	28%

Voyage expenses
Attributable to River Business	(42,673)	(33,536)	27%
Attributable to Offshore Supply Business	(1,822)	(3,451)	-47%
Attributable to Ocean Business	(2,059)	(602)	242%
Attributable to Passenger Business	(9,319)	(5,856)	59%
Total voyage expenses	(55,873)	(43,445)	29%

Running cost
Attributable to River Business	(26,149)	(20,595)	27%
Attributable to Offshore Supply Business	(13,991)	(6,264)	123%
Attributable to Ocean Business	(17,813)	(13,788)	29%
Attributable to Passenger Business	(17,349)	(13,518)	28%
Total running costs	(75,302)	(54,165)	39%

Amortization of drydocking expense	(7,056)	(7,830)	-10%
Depreciation of vessels and equipment	(27,620)	(19,920)	39%
Amortization of intangible assets	(787)	(590)	33%
Management fees and administrative andcommercial expenses	(20,355)	(14,416)	41%
Other operating income (expenses)	10,763	(198)	--
Operating profit	45,512	32,902	38%

Financial expense	(20,178)	(19,025)	6%
Financial Income	2,928	733	299%
Financial gain (loss) on extinguishment of debt	–	(1,411)	--
Net loss on FFAs		-	--
Net unrealized (non-cash) loss on FFAs	(11,719)	--	100%
Net realized (cash) loss on FFAs	(6,082)	--	100%
Total net loss on FFAs	(17,801)	--	100%
Investment in affiliates	(28)	588	--
Other income (expenses)	(367)	859	--

Total other expenses	(35,446)	(18,256)	94%

Income (loss) before income taxes and minority interest	$10,066	$14,646	-31%
Income taxes	(4,886)	(2,201)	122%
Minority interest	(739)	(1,919)	-61%

Net income	$4,441	$10,526	-58%

Revenues. Total revenues from our River Business increased by 19% from $79.1 million in 2006 to $93.9 million in 2007. This increase is primarily attributable to a 16% increase in volumes and an increase in pricing (which includes an additional $2.0 million of revenues for other services).

Total revenues from our Offshore Supply Business increased from $26.3 million in 2006 to $41.5 million in 2007. This increase is primarily attributable to higher time charter rates of our existing PSVs UP Esmeralda and UP Safira, a full year of service of our vessels UP Agua-Marinha and UP Topazio compared to nine and three months, respectively, during 2006, and the operation of our new PSV UP Diamante placed into service in May 2007.

Total revenues from our Ocean Business increased from $39.2 million in 2006 to $58.4 million in 2007, or an increase of 49%. This increase is mainly attributable to the beginning of operations of our oil product carriers Alejandrina and Amadeo in March and August 2007, respectively, and of our Capesize vessel Princess Marisol in November 2007, significantly higher charter rates for Princess Katherine, and a lesser number of operational days of our three OBO vessels in 2006 due to the fact that all of them underwent special survey and drydocking in the fourth quarter of 2006, partially offset by the sale of our Aframax vessel Princess Marina in October 2007 (following the accident to her rudder that kept this vessel non operational since June 21, 2007) and a lower number of operational days of our vessels Alianza G3 and Miranda I during 2007 due to the refurbishment works on the former and the double-hull conversion of the latter.

Total revenues from our Passenger Business were $27.9 million in 2007, as compared to $28.9 million in 2006. This 3% decrease is mainly attributable to the fact that our New Flamenco was sold and delivered to her new owners in the 6th of November 2007 while in 2006 this vessel was employed through the year end, partially offset by higher revenues from our Blue Monarch (formerly named Grand Victoria) which operated on a full ticket revenue basis in the 2007 season as opposed to operating on a deck and engine time charter in the same period of 2006, and the off season employment the New Flamenco obtained as a floating hotel for various events during January and February 2007.

Voyage expenses. In 2007, voyage expenses of our River Business were $42.7 million, as compared to $33.5 million for 2006, an increase of $9.2 million. The increase is mainly attributable to an increase in fuel and port expenses consistent with larger volumes of cargo transported and higher fuel prices.

In 2007, voyage expenses of our Offshore Supply Business were $1.8 million, as compared to $3.5 million in 2006. The decrease is primarily attributable to the effect of the bareboat charter paid for our new PSVs UP Esmeralda and UP Safira during the first quarter of 2006, prior to the consolidation of UP Offshore, partially offset by the incurrence of $0.4 million in expenses primarily related to the relocation of UP Topazio from Brazil, where she was operating, to her deployment in the North Sea. This decrease was partially offset by a larger amount of commercial expenses including brokerage commissions consistent with a larger fleet in operation in 2007.

In 2007, voyage expenses of our Ocean Business were $2.1 million, as compared to $0.6 million for 2006. The increase is primarily attributable to the beginning of operations of our oil product carriers Alejandrina (which was positioned in South America under a COA) and Amadeo (which was positioned in South America in ballast) in March and August 2007, respectively, and of our Capesize vessel Princess Marisol in November 2007, which operated for the last 55 days of 2007 under a COA where we paid for all voyage expenses. This increase was partially offset by the decrease in brokerage commissions of our Princess Nadia, Princess Katherine and Princess Susana and by a lower number of operational days of our Miranda I due to her double hull conversion during the second quarter of 2007.

In 2007, voyage expenses of our Passenger Business were $9.3 million, as compared to $5.9 million in 2006. The increase of $3.4 million is mainly attributable to the fuel expenses, port costs and passenger food costs related to the operation of the Blue Monarch under her new operation in the Aegean as opposed to her time charter in 2006 where all such expenses were paid by charterers.

Running costs. In 2007, running costs of our River Business were $26.1 million, as compared to $20.6 million in 2006, an increase of $5.5 million. This increase is primarily attributable to higher boat and barge operational costs consistent with the increase in volumes carried; the operation of the Otto Candies convoy since March 2007; the addition in August 2007 of 33 barges and one pushboat acquired from USA and the revaluation of the local Hidrovia Region currencies against the US Dollar.

In 2007, running costs of our Offshore Supply Business were $14.0 million, as compared to $6.3 million in 2006. This increase is mainly attributable to the running cost incurred with the new PSV UP Diamante delivered to us in May 2007, as well as a full year operation of our UP Agua-Marinha and UP Topazio compared to nine and three months, respectively, in 2006, and the consolidation of UP Offshore as from the second quarter of 2006.

In 2007, running costs of our Ocean Business were $17.8 million, as compared to $13.8 million in 2006, an increase of 29%. This increase is mainly attributable to the beginning of operations of our oil product carriers Amadeo and Alejandrina in the first and third quarter 2007 respectively and our Capesize vessel Princess Marisol, partially offset by the sale of our Aframax vessel Princess Marina and a lower number of operational days of our Alianza  G3 due to the refurbishment works she underwent since the second half of 2007.

In 2007, running costs of our Passenger Business were $17.3 million, compared to $13.5 million in 2006. This increase is primarily attributable to full “all-service” running costs (including hotel and catering functions) of our Blue Monarch related to her Aegean Sea operation as opposed to her deck and engine time charter in the same period of 2006 where the hotel, entertainment and catering functions were provided by the charterers.

Amortization of drydocking expense. Amortization of drydocking expense decreased by $0.7 million, or 10%, to $7.1 million in 2007 as compared to $7.8 million in 2006. The decrease is primarily attributable to the run off, during 2007, of the depreciation schedule of certain dry dock expenses of Princess Marina (prior to her sale) and Alianza G3, partially offset by the increase in the amortization of dry dock expense on our passenger vessel New Flamenco and our three Suezmax OBO vessels which were drydocked at the end of 2006.

Depreciation of vessels and equipment. Depreciation increased by $7.7 million, or 39%, to $27.6 million in 2007 as compared to $19.9 million in 2006. This increase is primarily attributable to the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006 as opposed to a full year’s depreciation in 2007, the additional depreciation associated with the acquisition of the Princess Marisol in the fourth quarter of 2007, the entry into operations of our oil product carriers Amadeo and Alejandrina in the first and third quarter of 2007 respectively, the delivery by the yard and entry into operation of the UP Diamante in May 2007, a full year of depreciation of our vessels UP Agua-Marinha, Blue Monarch, and UP Topazio, the increased value of our vessels New Flamenco (which was fully refurbished in the first quarter of 2006) and Miranda I (which was converted to double hull during the second quarter of 2007), as well as with the acquisition of the Otto Candies convoy in March 2007 and the 33 barges and one pushboat in the US in the second quarter 2007.

Amortization of intangible assets. Amortization of intangible assets was $0.8 million in 2007, as compared to $0.6 million in 2006. This increase is attributable to the amortization of intangible assets related to the purchase of Ravenscroft as our subsidiary for the full year 2007 as compared to nine months in 2006.

Management fees and administrative and commercial expenses. Management fees and administrative expenses were $20.4 million in 2007 as compared to $14.4 million in 2006. This increase of $6.0 million is attributable mainly to the effect of the consolidation of UP Offshore and Ravenscroft as our subsidiaries from the second quarter of 2006 as opposed to a full year in 2007 and the impact for a full year of the cost of the compensation granted to the Board and management in the form of stock options and grants of stock in the fourth quarter of 2006.

Other operating income (expenses). Other operating income was $10.8 million in 2007 as compared to expenses of $0.2 million in 2006. This income change is attributable mainly to the effect of the sale of the vessel Princess Marina in 2007.

Operating profit. Operating profit for the year 2007 was $45.5 million, an increase of $12.6 million from 2006. The difference is mainly attributable to the effect of the consolidation of UP Offshore since March 2006, significantly higher operating results of our Suezmax OBO fleet, the additional contribution due to the entry into operations of our product carriers Amadeo and Alejandrina and our Capesize vessel Princess Marisol (in the first, third and fourth quarters of 2007 respectively) and the sale of Princess Marina in 2007, partially offset by lower operating results in our Passenger vessels and higher depreciation in our river fleet. .

Financial expense. Financial expense increased to $20.2 million in 2007 as compared to $19.0 million in 2006 primarily as a result of a larger average total outstanding debt partially offset by lower average interest rates paid.

Financial gain (loss) on extinguishment of debt.  Financial loss on extinguishments of debt for 2007 was $0, as compared to expenses of $1.4 million in 2006. This decrease is mainly attributable to the loss recognized during the fourth quarter of 2006 in connection with the early repayment of our indebtedness related to our River Business with funds from our IPO.

Net loss on FFAs. Net loss on FFAs increased to a loss of $17.8 million, $6.1 million of which were realized (cash) losses resulting from the settlements of the months of July through December 2007 (both inclusive) and $11.7 million which were unrealized (non-cash) losses resulting from the mark-to-market as of December 31, 2007 of all the positions sold by us for the first quarter of 2008, as compared to zero in 2006 because we did not have FFAs in place during 2006.

Minority interest. Minority interest decreased by $1.2 million to $0.7 million in 2007 as compared to $1.9 million in 2006. This variation is mainly attributable to the acquisition of the minority interest in our River Business from International Finance Corporation in 2006 and the loss incurred through redemption of the preferred shares issued by our subsidiary UP Offshore partially offset by an increase in the minority interest attributable to our subsidiaries in the Offshore Supply Business.

Income taxes. The charge for income taxes in 2007 was $4.9 million, compared with $2.2 million in 2006. The higher charge in 2007 compared with 2006 principally reflects the deferred income tax charge from unrealized foreign currency exchange gains on US Dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business (which is consolidated since the second quarter of 2006) of $3.3 million, as well as the tax liability in Brazil under the accelerated depreciation scheme our Brazilian subsidiary is utilizing for Brazilian tax purposes.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of income expressed in thousands of dollars.

	Year Ended December 31,
	2006	2005	Percent Change
Revenues
Attributable to River Business	$79,124	$54,546	45%
Attributable to Offshore Supply Business	26,289	6,532	302%
Attributable to Ocean Business	39,202	49,874	-21%
Attributable to Passenger Business	28,851	14,409	100%
Total revenues	173,466	125,361	38%

Voyage expenses
Attributable to River Business	(33,536)	(25,710)	30%
Attributable to Offshore Supply Business	(3,451)	(4,980)	-31%
Attributable to Ocean Business	(602)	(1,371)	-56%
Attributable to Passenger Business	(5,856)	(1,766)	232%
Total voyage expenses	(43,445)	(33,827)	28%

Running costs
Attributable to River Business	(20,595)	(17,820)	16%
Attributable to Offshore Supply Business	(6,264)	(1,218)	414%
Attributable to Ocean Business	(13,788)	(12,636)	9%
Attributable to Passenger Business	(13,518)	(7,560)	79%
Total running costs	(54,165)	(39,234)	38%

Amortization of drydocking expense	(7,830)	(6,839)	14%
Depreciation of vessels and equipment	(19,920)	(14,494)	37%
Amortization of intangible assets	(590)		--
Management fees and administrative and commercial expenses	(14,416)	(9,735)	48%
Other operating income	(198)	22,021	-101%
Operating profit	32,902	43,253	-24%
Financial expense	(19,025)	(19,141)	--

Financial gain (loss) on extinguishment of debt	(1,411)	--	- -

Other income (expenses)	2,180	1,039	110%
Total other expenses	(18,256)	(18,102)	--

Income before income taxes and minority interest	14,646	25,151	-42%
Income taxes	(2,201)	(786)	180%
Minority interest	(1,919)	(9,797)	-80%
Net Income	$10,526	$14,568	-28%

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

Amortization of drydocking expense. Amortization of drydocking increased by $1.0 million, or 14%, to $7.8 million in 2006 as compared to $6.8 million in 2005. The increase is primarily attributable to the higher amortization of expenses for our Princess Marina, partially offset by the decrease in amortization due to the sale of our Cape Pampas in 2005.

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

Minority interest. Minority interest decreased by $7.9 million to $1.9 million in 2006 as compared to $9.8 million in 2005. This variation is mainly attributable to 40% of the gain of the sale of the Cape Pampas in 2005 and partially offset by the consolidation of UP Offshore since March 2006 and $0.9 million attributable to the premium paid on the early redemption of UP Offshore’s preferred shares to IFC with funds from our IPO.

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

At December 31, 2007, we had aggregate indebtedness of $331.9 million, consisting of $180.0 million aggregate principal amount of our First Preferred Ship Mortgage Notes due 2014, or the Notes, consolidated indebtedness of our subsidiary UP Offshore (Bahamas) Limited of $93.8 million under three senior loan facilities with DVB, indebtedness of our subsidiary Stanyan Shipping Inc. of $12.9 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $20.2 million under a senior loan facility with Nordea Bank, and indebtedness of our Company, Ultrapetrol (Bahamas) Limited of $25.0 million under a revolving credit facility with Banco Bice, and total accrued interest of $2.6 million.

At December 31, 2007, we had cash and cash equivalents on hand of $64.3 million.

On January 25, 2008, we signed the contract of the 4-year term secured loan with BICE as post-delivery financing of the Princess Marisol we had agreed on October 2007.

On January 29, 2008, we drew down $25.0 million under the BICE secured term loan agreement. The proceeds of the loan were fully utilized to repay the outstanding balance of the revolving non-secured credit agreement with BICE. Since then, the revolving credit line has a limit of $10.0 million and is completely available.

Operating Activities

During the year ended December 31, 2007, we generated $41.9 million in cash flow from operations compared to $28.8 million in the year ended December 31, 2006. Net income for the year ended December 31, 2007 was $4.4 million as compared to $10.5 million in the year ended December 31, 2006, a decrease of $6.1 million.

The increase in cash flow from operations is mainly attributable to higher income from operations, hedge accounting treatment on a portion of the FFA losses, depreciation, amortization and the gain on sale of assets, offset somewhat by greater working capital needs.

Investing Activities

During the year ended December 31, 2007, we disbursed $13.8 million to purchase 100% of the shares of Compania Paraguaya de Transporte Fluvial and 100% of the shares of Candies Paraguayan Ventures LLC, $8.3 million in machinery and equipment for our new barge building yard under construction, $6.9 million to fund some advances of the purchase of 24 heavy fuel engines for our re-engining project, and $33.3 million to enlarge and refurbish barges and pushboats and as part of the purchase of 45 Mississippi barges and one pushboat in our River Business; $18.2 million to fund the advance on the four PSVs that are being constructed in India and $10.5 million in respect of PSV vessels UP Diamante (delivered to us in May 2007) and UP Rubi, under construction in Brazil, in our Offshore Supply Business; $15.9 million related to the purchase of the Alejandrina, $57.0 million to fund the purchase of Princess Marisol, and $13.0 million to convert the Amadeo and the Miranda I into double hull and in repair works for the Alianza G3 in our Ocean Business; and finally $2.8 million to refurbish the Blue Monarch in our Passenger Business. We also disbursed $54.0 million to fund a margin account in connection with our FFAs.

In addition, we received net proceeds of $42.6 million from the sale of the Princess Marina and New Flamenco.

Financing Activities

Net cash provided by financing activities was $202.4 million during the year ended December 31, 2007, compared to net cash provided by financing activities of $88.0 million during the year ended December 31, 2006. The increase in cash provided by financing activities from 2006 to 2007 is mainly attributable to the proceeds from our additional credit facilities with DVB for $86.3 million, Natixis for $13.6 million, Banco Bice for $25.0 million and Nordea for $20.2 million together with a reduction in payments made to holders of redeemable preference shares in subsidiaries and minority interests, partially offset by smaller proceeds from shares sold pursuant to public offerings ($91.1 million in 2007 vs. $125.2 million in 2006).

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring second-hand vessels, increasing the size of many of our barges, purchasing and loading out barges and pushboats from the U.S., constructing a new shipyard primarily for building barges and replacing the engines in our line pushboats with new engines that burn less expensive heavy fuel oil. We currently estimate that the construction of new vessels that are currently on order in India will require additional funds of approximately $72.1 million, the cost of increasing the size of the 90 remaining barges in the enlargement project will cost approximately $21.7 million and the cost of replacing the engines in our line pushboats will cost approximately $50.5 million. In addition, funds to be paid in connection with the construction of our PSVs in Brazil, and China amount to $58.7 million. In addition, we expect to pay approximately $25 million to construct our shipbuilding yard in Argentina to adequately equip it to build new barges. We will also make capital expenditures to fund the building of these new barges beginning in 2008 and may need some additional funds to cover margins related with the FFAs we have contracted. We may order additional vessels and or incur other capital expenditures which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

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

Revenues and related expenses

We record revenue when services are rendered, when we have signed a charter agreement or another evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured.

We earn our revenues under time charters, bareboat charters, consecutive voyage charters or affreightment/voyage contracts. We earn and recognize revenue from time charters and bareboat charters on a daily basis. We recognize revenue from affreightment/voyage contracts and consecutive voyage charters based upon the percentage of voyage completion. We deem a voyage in the River Business to commence upon the departure of a discharged vessel/barge of previous cargo and we deem a voyage ended upon the completion of discharge of the current cargo.  We base the percentage of voyage completion on the miles transited at the balance sheet date divided by the total miles expected on the voyage. We determine the position of the barge at the balance sheet date by locating the position of the boat with the barge in tow through the use of a global positioning system (“GPS”).

Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and we recognize it as we earn it.

Revenue from our Passenger Business is recognized upon completion of voyages, together with revenues from on board and other activities.

From time to time we provide ship salvage services under Lloyd’s Standard Form of Salvage Agreement (“LOF”). We recognize costs as they are incurred on these LOF services.  We record revenue at the time the LOF settlement or arbitration award occurs. In those cases where a minimum salvage remuneration is guaranteed or when a minimum salvage remuneration is determined by law or contract then such minimum amount is recognized in revenue when services are rendered.

Vessel voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by us under voyage charter arrangements. The commissions paid in advance are deferred and amortized by us over the related voyage charter period to the extent revenue has also been deferred by us since commissions are earned as our revenues are earned. We capitalize bunker expenses and gift shop for resale when we acquire them as operating supplies and we subsequently charge them to voyage expenses as consumed / resold. All other voyage expenses and other vessel operating expenses are expensed as incurred by us.

Vessels and equipment, net

We state Vessels and equipment at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred by us during the construction periods). We also capitalize subsequent expenditures for conversions renewals or major improvements when they appreciably extend the life, increase the earning capacity or improve the safety of our vessels.

We compute depreciation net from the estimated scrap value which is equal to the product of each vessel’s lightweight tonnage and estimated scrap value per lightweight ton and we record it using the straight-line method over the estimated useful lives of our vessels. We depreciate acquired secondhand vessels from the date of their acquisition over their remaining estimated useful life.

From time to time, we acquire vessels which have already exceeded our own useful life policy, in which case we depreciate those vessels based on our best estimate of their remaining useful life, typically the next survey or certification date.

Listed below are the estimated useful lives of vessels and equipment:

Useful lives (in years)

River barges and pushboats	35
PSVs	24
Ocean-going vessels	24 to 27
Passenger vessels	45
Furniture and equipment	5 to 10

However, when regulations place limitations over the ability of a vessel to trade, we adjust its useful life so that it ends at the date such regulations become effective. Currently, these regulations affect our vessel in the Passenger Business with no significant effects on its useful life.

Considering the years of service, condition and performance of our three Suezmax OBOs, effective October 1, 2007, we have reviewed and extended their estimated useful life from 24 to 27 years. The impact of this change in estimate on the year ended December 31, 2007 increased our net income, basic net income per share and diluted net income per share in the amount of $0.7 million, $0.02 and $0.02 per share, respectively.

At the time vessels are disposed of, we remove from the accounts the assets and related accumulated depreciation, and we record any resulting gain or loss in other operating income (expense).

We review for impairment in accordance with Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”) our long-lived assets, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable by us. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, we recognize a loss for the difference between the fair value and carrying value of the asset.

Drydock Costs

Our vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations. The costs that we incur to drydock our vessels are deferred and amortized using the straight - line method over the period to their next drydocking, which is generally 24 to 36 months. The drydocking costs we incur at the dry-dock yard are mainly comprised of painting the vessel hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities which have to be made in order to bring or keep the vessel into compliance with classification standards. The unamortized portion of dry dock costs for vessels that we sell are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale.

We expense expenditures for maintenance and minor repairs as we incur them.

Insurance claims receivable

Insurance claims receivable comprise claims submitted relating to Hull and Machinery (H&M), Protection and Indemnity (P&I) and Loss of Hire (LOH) insurance coverage.  They are recorded when the recovery of an insurance claim is probable.  Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident.  The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and Protection & Indemnity (“P&I”) clubs in which the Company is a member.  Insurance claims receivable, included in other receivables in the accompanying balance sheets, amounts to $7,779 and $2,435 at December 31, 2007 and 2006, respectively.

Income taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes (“SFAS 109”) and Financial Interpretation No. 48 Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. (“FIN 48”). FIN 48 was adopted on January 1, 2007, with no material impact on the Company’s consolidated financial position and results of operations.

Under this method, deferred income taxes assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at each period end corresponding to those jurisdictions subject to income taxes. Deferred tax assets are recognized for all deductible temporary differences and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the asset will be realized. Deferred income taxes are measured based on tax rates and laws enacted at the balance sheet date.

The adoption of FIN 48 did not have a material impact on our 2007 consolidated financial statements.  Nevertheless, income tax regulations in the different countries in which we operate under which our uncertain income tax position are determined could be interpreted differently.  In this sense, the income tax returns of our primary income tax jurisdictions remain subject to examination by related tax authorities.

Recent accounting pronouncements

In September, 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and therefore should be determined based on the assumptions that market participants would use in pricing an asset or liability. SFAS No. 157 sets out a fair value hierarchy and requires companies to disclose fair value measurements within that hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We have not yet determined the impact, if any, that the adoption of SFAS No. 157 will have on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No.159, The Fair Value Option for Financial Assets and Liabilities—Including an amendment of FASB Statement No. 155. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities, and certain nonfinancial instruments that are similar to financial instruments, at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have not yet determined the impact, if any, the adoption of SFAS No. 159 will have on our consolidated financial position or results of operations.

In December, 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No.141(R) changes SFAS No. 141, among others, by requiring acquiring companies to recognize, with certain exceptions, 100 percent of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity, requires recognition of pre-acquisition loss and gain contingencies at their acquisition-date fair values and requires acquisition-related transaction costs to be expensed as incurred. SFAS No. 141(R) is required to be adopted concurrently with SFAS No.160, Accounting and Reporting of Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited.

In December, 2007, the FASB also issued SFAS No. 160 which requires that a non controlling interest in a consolidated subsidiary be displayed in the consolidated statement of financial position as a separate component of equity because non-controlling interests meet the definition of equity of the consolidated entity. After control is obtained, a change in ownership interests that does not result in a loss of control will be accounted for as an equity transaction, and a change in ownership of a consolidated subsidiary that results in a loss of control and deconsolidation is a significant event that triggers gain or loss recognition, with the establishment of a new fair value basis in any remaining ownership interests. SFAS No. 160 is required to be adopted concurrently with SFAS No. 141(R) and

Quantitative and Qualitative Disclosures about Market Risks

Inflation and Fuel Price Increases

We do not believe that inflation has a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces.

Inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our future operations in the case of our ocean vessels which are mostly time chartered to third parties since it is the charterers who pay for fuel. If our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a ship’s fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

In our River Business, we have some of our freight agreements adjusted by a bunker price adjustment formula, in other cases we have periodic renegotiations which adjust for fuel prices, and in other cases we adjust the fuel component of our cost into the freights on a seasonal or yearly basis. Most of our COAs provide the charterer with the option to fix the freight price based on a fix fuel price base. In relation with the exercise of this option by some of our clients, at December 31, 2007, our subsidiary UABL Limited had forward fuel purchase agreements outstanding for 541,750 gallons at a fixed price of $2.33 per gallon with an aggregate notional value of $1.3 million and a fair value of $0.1 million.

In our Offshore Supply Business the charterers are generally responsible for the cost of fuel.

However in the case of our passenger vessels we are responsible for the supply of fuel and consequently we undertake the risk of fluctuations in the price of fuel.

Interest Rate Fluctuation

We are exposed to market risk from changes in interest rates, which may adversely affect our results of operations and financial condition. Our policy is not to use financial instruments for trading or other speculative purposes, and we are not a party to any leveraged financial instruments.

Our financial variable rate debt, as of December 31, 2007, totalized $139.0 million. During 2007, we paid interest on this debt based on LIBOR plus an average spread of 1.58%. Our variable rate debt had an average interest rate of 6.27% as of December 31, 2007. A 1% increase in interest rates on $139.0 million of debt would cause our interest expense to increase on average $1.39 million per year over the term of the loans, with a corresponding decrease in income before taxes.

Foreign Currency Fluctuation

We are an international company and, while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. We use the U.S. Dollar as our functional currency, and therefore, our future operating results may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. A large portion of our revenues are denominated in U.S. dollars as well as a significant amount of our expenses. However, changes in currency exchange rates could affect our reported revenues, and even our margins if costs incurred in multiple currencies are different than, or proportionally different from, the currencies in which we receive our revenues.

We have not historically significantly hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated future losses. However, on January 2008, we entered into a forward currency agreement to sell £0.5 million per month between January and December 2008 at an average rate of $1.945 per £ to cover part of the exposure that stems from the revenues of our PSVs in the North Sea.

Forward Freight Agreements (“FFAs”)

We enter into Forward Freight Agreements (“FFAs”) for trading purposes or to utilize them as economic hedges to reduce our exposure to changes in the rates earned by some of our vessels in the normal course of our Ocean Business. When using FFAs as economic hedges, we aim at managing the financial risk associated with fluctuating market conditions. FFAs generally cover periods ranging from one month to one year and involve contracts to provide a fixed number of theoretical days of voyages at fixed rates. FFAs have up to now been executed through LCH, a London clearing house, with whom we started to trade during May 2007 but may also be agreed through other clearing houses or “over the counter” (OTC) in which case each party is accepting the signature of the other party as sufficient guarantee of its obligations under the contract.

Although LCH or other clearing houses require the posting of collateral, the use of a clearing house reduces the Company’s exposure to counterparty credit risk. We are exposed to market risk in relation to our positions in FFAs and could suffer substantial losses from these activities in the event our expectations prove to be incorrect. We enter into FFAs with an objective of either economically hedging risk or for trading purposes to take advantage of short term fluctuations in freight rates. As of December 31, 2007, we were committed to FFAs with a fair value of $35.5 million recorded as a liability, which has been offset against the cash collateral funded of $54.0 million. These contracts settle between January 2008 and December 2009.

The fair value of FFAs is the estimated amount that we would receive or pay in order to terminate these FFA contracts.

Certain FFAs qualified as cash flow hedges for accounting purposes with the change in fair value of the effective portions being recorded in accumulated other comprehensive income (loss) as an unrealized loss amounting to $23.8 million. The qualification of a cash flow hedge for accounting purposes may depend upon the employment of some of our vessels matching those taken into consideration when calculating the value of the FFAs we have entered into as economic hedge instruments. All qualifying hedges together with FFAs that do not qualify for hedge accounting are shown at fair value in our balance sheet.

At December 31, 2007 the fair market value of the FFAs, resulted in a liability to the Company of $35.5 million. The Company recorded an aggregate net unrealized loss of $11.7 million and a net realized loss of $6.1 million for the year ended December 31, 2007, which are reflected on the Company’s statement of income as “Other income (expenses) – Net loss on FFAs” for transactions involving FFAs, which have not been designated as hedges for accounting purposes.

At March 11, 2008 the liability related to the fair market value of the FFAs has been increased by $2.8 million from December 31, 2007 to $38.3 million. However, these amounts are likely to vary significantly as a result of changes in market conditions.

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

Interest on the Notes is payable semi-annually on May 24 and November 24 of each year. The Notes are senior obligations guaranteed by some of our subsidiaries directly involved in our Ocean, River and Passenger Businesses. The Notes are secured by first preferred ship mortgages on 17 vessels (both ocean going and pushboats), two oceangoing barges and 279 river barges.

The Notes are subject to certain covenants, including, among other things, limiting our and our subsidiaries’ ability to incur additional indebtedness or issue preferred stock, pay dividends to shareholders, incur liens or execute sale leasebacks of certain principal assets and certain restrictions on our consolidating with or merging into any other person.

Upon the occurrence of a change of control event, each holder of the Notes shall have the right to require us to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. A change of control means:

•           if any person beneficially owns more than 35% of our voting stock and Solimar, Los Avellanos, SIPSA, S.A. and their affiliates, the Permitted Holders, together beneficially own a lesser percentage and do not control the election of the majority of the board of directors of the Company, or

•           during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office; or

•           our merger or consolidation with or into another Person or the merger of another Person with or into us, or the sale of all or substantially all of our assets (determined on a consolidated basis) to another person other than (A) a transaction in which the survivor or transferee is a person that is controlled by the Permitted Holders or (B) a transaction following which (1) in the case of a merger or consolidation transaction, holders of securities that represented 100% of our common stock eligible to vote on matters requiring a shareholder vote immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the common stock eligible to vote on matters requiring a shareholder vote of the surviving Person in such merger or consolidation transaction immediately after such transaction and (2) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a subsidiary of the transferor of such assets.

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

This loan is divided into two tranches:

– Tranche A, amounting to $13.0 million, shall be repaid by (i) 120 consecutive monthly installments of $75,000 each beginning in March 2006 and (ii) a balloon repayment of $4.0 million together with the 120 installments which accrue interest at LIBOR rate plus a margin of 2.25% per annum, and

– Tranche B, amounting to $2.0 million, shall be repaid by 35 consecutive monthly installments of $56,000 each beginning in March 2006 which accrues interest at LIBOR rate plus a margin of 2.875% per annum.

On January 24, 2007 UP Offshore Apoio Maritimo Ltda. and DVB AG amended and restated the margin of both tranches to 1.20% per annum effective since February 1, 2007.

The loan is secured by a mortgage on the UP Agua Marinha and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until February 2009 that the UP Agua Marinha pledged as security has an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

The aggregate outstanding principal balance of the loan was $12.1 million at December 31, 2007.

Loan with DVB Bank AG (DVB AG) of up to $61.3 million:

On December 28, 2006, UP Offshore (Bahamas) Ltd., as Borrower, entered into a $61.3 million loan agreement with DVB AG for the purpose of refinancing three PSVs named UP Esmeralda, UP Safira and UP Topazio. The loan is divided into two advances, and shall be repaid by 40 consecutive quarterly installments as set forth in the repayment schedule therein.

The loan must be repaid by (i) 9 consecutive quarterly installments of $1.2 million each beginning in March 2007 followed by 3 consecutive quarterly installments of $1.3 million each, 25 of $1.1 million and 3 of $1.3 million, and (ii) a balloon repayment of $16.0 million payable simultaneously with the 40th quarterly installment. The loan accrues interest at LIBOR plus 1.20% per annum.

The loan is secured by a mortgage on the UP Esmeralda, UP Safira, UP Topazio and UP Agua Marinha (together, the Mortgaged Vessels) and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd., UP Offshore Apoio Maritimo Ltda., Packet Maritime Inc., Topazio Shipping LLC and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full.  Further, the loan agreement requires upon the until the third anniversary of the final advance under the loan, the Mortgaged Vessels pledged as security have an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

The aggregate outstanding principal balance of the loan was $56.7 million at December 31, 2007.

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

The loan is secured by a mortgage on the Alejandrina and is guaranteed by Ultrapetrol (Bahamas) Limited. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

The aggregate outstanding principal balance of the loan was $12.9 million at December 31, 2007.

Senior Secured Term Loan with DVB Bank AG (DVB AG) of $25.0 million:

On October 31, 2007, UP Offshore (Bahamas) Ltd., as Borrower, entered into a $25.0 million loan agreement with DVB AG for the purpose of providing post delivery financing of one Brazilian flag PSV named UP Diamante.

The loan shall be repaid by (i) 8 consecutive quarterly installments of $0.8 million each beginning in February 2008 followed by 24 consecutive quarterly installments of $0.5 million each and 8 of $0.3, and (ii) a balloon repayment of $5.0 million payable simultaneously with the 40th quarterly installment. The loan accrues interest at LIBOR plus 1.50% per annum.

The loan is secured by a mortgage on the UP Diamante and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd, Packet Maritime Inc., Padow Shipping Inc., Topazio Shipping LLC, UP Offshore Apoio Maritimo Ltda., and UP Offshore (Uruguay) S.A. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

The aggregate outstanding principal balance of the loan was $25.0 million at December 31, 2007.

Senior Secured Term Loan with Nordea Bank Finland PLC (Nordea Bank) of $20.2 million:

On November 30, 2007, Hallandale Commercial Corp., as Borrower, Ultrapetrol (Bahamas) Ltd., as Guarantor, and Tuebrook Holdings Inc., as Pledgor, entered into a $20.2 million loan agreement with Nordea Bank for the purpose of providing post delivery financing of one Panamanian flag Handysize tanker named Amadeo.

The loan shall be repaid by (i) 12 consecutive quarterly installments of $0.8 million each beginning in March 2008 followed by 12 consecutive quarterly installments of $0.5 million each, and (ii) a balloon repayment of $5.2 million payable simultaneously with the 24th quarterly installment. The loan accrues interest at LIBOR plus 1.25% per annum.

The loan is secured by a mortgage on the Amadeo and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

The aggregate outstanding principal balance of the loan was $20.2 million at December 31, 2007.

Senior Secured Term Loan with Banco Bice of $25.0 million:

On October 12, 2007, Ultrapetrol (Bahamas) Limited, as Borrower and Corporación de Navegación Mundial S.A., UP Offshore (Bahamas) Ltd. and Marine Financial Investment Corp., as Guarantors, entered into a 3-year, $15.0 million, revolving non-secured Credit Agreement with Banco Bice. On October 31, 2007, the Borrower and the Guarantors agreed with Banco Bice an increase, for a short term period, of the principal amount of the credit facility for the sum of $10.0 million. These $25.0 million were fully utilized to fund part of the acquisition of our Capesize vessel Princess Marisol.

The aggregate outstanding principal balance of the revolving loan was $25.0 million at December 31, 2007.

On January 25, 2008, Lowrie Shipping LLC, as Borrower, Ultrapetrol (Bahamas) Ltd., as Guarantor, and Tuebrook Holdings Inc., as Pledgor, entered into a 4-year, $25.0 million, term secured loan agreement with Banco Bice for the purpose of repaying the $25.0 million we have borrowed from Banco Bice under the revolving credit facility.

The loan shall be repaid by (i) 16 consecutive quarterly installments of $1.6 million each beginning in April 2008. The loan accrues interest at LIBOR plus 2.95% per annum.

The loan is secured by a mortgage on the Princess Marisol and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd and Angus Shipping LLC. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

 Not Applicable.

D.           TREND INFORMATION

 We believe the following developments and initiatives will have a significant impact on the operations of our various businesses.

River Business

•
New vessels. – On March 7, 2007, we acquired ownership of an existing competitor in our river system adding to our fleet one 4,500 HP shallow drafted pushboat and twelve Jumbo 2,500 dwt barges, all of which were built in the United States in 1995. On June 14, 2007, we acquired 33 Mississippi barges and one 3,950 HP pushboat in the United States. This equipment arrived to the Hidrovia on July 24, 2007. Between September 26, 2007, and February 21, 2008, we acquired 30 Mississippi barges and one 7,200 HP pushboat in the United States which will be shipped to the Hidrovia Region during March 2008.

•
Expansion and fuel efficiency initiatives – We have begun a three year program to expand the size of approximately 130 of our barges. To date (including the barges which are currently being processed), we have expanded and put through this program a total of 40 barges. We are also working on a four year program to replace the diesel engines in some of our line pushboats with new engines that will burn less expensive heavy fuel oil and build a new pushboat directly with new heavy fuel engines. Some of our largest pushboats, will in addition receive increased pushing power, taking their pushing capacity from 5,000 HP on average to approximately 8,000 HP to 9,000 HP. We have contracted for 24 heavy fuel engines with MAN Diesel.

•
Construction of new barge building yard. – We are currently constructing a barge building yard in Punta Alvear, Argentina. When finished, by the end of 2008, it is expected to produce 52 Jumbo barges per year, with the ability to double its capacity if required.

Offshore Supply Business

•
New vessels – On May 15, 2007, we took delivery of our fifth PSV, UP Diamante. We expect delivery of our sixth PSV UP Rubi, under construction in Brazil, by the end of 2008. In addition, we have four PSVs under construction in India and two PSVs under construction in China with expected delivery dates between 2009 and 2010.

Ocean Business

•
Vessel acquisitions and dispositions in our Ocean Business – On August 31, 2007, the Amadeo started her long term employment in South America after finishing her double hull conversion in Romania. On January 5, 2007 we took delivery of our new acquisition, Alejandrina, a 9,200 metric tons dwt 2006 built double hull product carrier which commenced service in South America in late March 2007. On October 19, 2007, we acquired the Peace Glory (which we renamed Princess Marisol), a 166,000 dwt Capesize vessel. We are employing her in the spot market since November 2007. On July 10, 2007 we sold our Aframax tanker Princess Marina, which was delivered to her buyers on October 11, 2007, after she finished her employment in South America.

•
Forward Freight Agreements  – starting in May 2007, we entered into certain Forward Freight Agreements (FFAs) which we utilize as:  (i) economic hedging instruments that reduce our exposure to changes in the spot market rates earned by certain of our vessels in the normal course of our Ocean Business, or (ii) for trading purposes to take advantage of short term fluctuations in the market. These FFAs involve a contract to provide a fixed number of theoretical days of voyages at fixed rates. At March 11, 2008 the liability related to the fair market value of the FFAs has been increased by $2.8 million from December 31, 2007 to $38.3 million. However, these amounts are likely to vary significantly as a result of changes in market conditions.

Passenger Business

•
In the current employment for the Blue Monarch, on 7-day and 14-day cruises in the Aegean Sea, we market the ship through Monarch Classic Cruises. Under this arrangement we have no guaranteed minimum income and we have to organize and pay, ourselves, for port expenses and bunkers in the itineraries we service but, if we are successful in developing the service, we expect to create long term value by capturing our own customer base based on differentiated service parameters.

E.           OFF-BALANCE SHEET ARRANGEMENTS

 We do not have any off-balance sheet arrangements.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following schedule summarizes our contractual obligations and commercial commitments as of December 31, 2007.  The amounts below include both principal and interest payments.

Contractual Obligations

		Payments due by period
	Total	Current(a)	Two to three years(b)	Four to five years(c)	After five years(d)
	(Dollars in thousands)
1. Long – term debt obligations(e)
- DVB Bank AG (up to $15.0 million)
•Tranche A	$11,350	$900	$1,800	$1,800	$6,850
•Tranche B	778	667	111	--	--
- DVB Bank AG (up to $61.3 million)	56,672	4,633	9,489	8,600	33,950
- DVB Bank AG (up to $25.0 million)	25,000	3,000	5,000	4,000	13,000
- Nordea Bank Finland PLC (up to $20.2 million)	20,200	3,000	6,000	4,000	7,200
- Banco BICE (up to $25.0 million)	25,000	4,687	12,500	7,813	--
- Natixis (up to $13.6 million)	12,935	908	1,816	1,816	8,395
- 9% Senior Notes 2014 ($180.0 million)	180,000	--	--	--	180,000
Total long – term debt obligations	$331,935	$17,795	$36,716	$28,029	$249,395

Estimated interest on long-term debt obligations
- DVB Bank AG (up to $15.0 million)
•Tranche A	$3,700	$644	$1,125	$915	$1,016
•Tranche B	29	28	1	--	--
- DVB Bank AG (up to $61.3 million)	20,097	3,295	5,703	4,832	6,267
- DVB Bank AG (up to $25.0 million)	10,442	1,505	2,553	2,171	4,213
- Nordea Bank Finland PLC (up to $20.2 million)	4,941	1,154	1,758	1,459	570
- Banco BICE (up to $25.0 million)	4,116	1,359	2,302	455
- Natixis (up to $13.6 million)	5,140	819	1,453	1,180	1,688
- 9% Senior Notes 2014 ($180.0 million)	113,400	16,200	32,400	32,400	32,400
Total estimated interest on long – term debt obligations	$161,865	$25,004	$47,295	$43,412	$46,154

2. Operating lease obligations	$1,778	$653	$838	$98	$189

3. Purchase obligations
- Fuel supply contract	18,578	18,578
- Vessel construction
•EISA Shipyard	6,170	6,170	--	--	--
•Bharati Shipyard	69,280	25,980	43,300	--	--
•Wison Shipyard	52,600	26,300	26,300	--	--
- Engine Purchase(f)	22,862	4,491	18,371	--	--
- New Shipyard Equipment / Construction	4,063	4,063	--	--	--
Total purchase obligations	$173,553	$85,582	$87,971	--	--

Total Contractual Obligations	$679,131	$129,034	$172,820	$71,539	$295,738

(a)	Represents the period from January 1, 2008 through December 31, 2008.
(b)	Represents the period from January 1, 2009 through December 31, 2010.
(c)	Represents the period from January 1, 2011 through December 31, 2012.
(d)	Represents the period after December 31, 2012.
(e)	Represents principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2007. Amounts do not include interest payments.
(f)	The $ / Euro exchange rate of 1.4721 effective as of December 31, 2007.

The interest rate and term assumptions used in these calculations are contained in the following table:

Obligation	Principal at December 31, 2007	Interest Rate	Period From-To
- DVB Bank AG (up to $15.0 million)
•Tranche A	$11,350	5.79%	1/1/2008 – 2/28/2016
•Tranche B	778	5.79%	1/1/2008 – 2/28/2016
- DVB Bank AG (up to $61.3 million)	56,672	5.90%	1/1/2008 – 12/30/2016
- DVB Bank AG (up to $25.0 million)	25,000	6.20%	1/1/2008 – 11/30/2017
- Nordea Bank Finland PLC (up to $20.2 million)	20,200	5.95%	1/1/2008 – 12/31/2013
- Banco BICE (up to $25.0 million)	25,000	7.65%	1/1/2008 – 1/31/2012
- Natixis (up to $13.6 million)	12,935	6.71%	1/1/2008 – 2/28/2017

(g)	All interest expense calculations begin January 1, 2008 and end on the respective maturity dates. The LIBOR is the rate in effect as of December 31, 2007.
(h)	Our subsidiaries in the River Business, entered into a fuel supply contract with Repsol YPF S.A. The calculations use the market prices in effect as of December 31, 2007.
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

ITEM 6. – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Name	Age	Position
Felipe Menendez R	53	Chief Executive Officer, President and Director
Ricardo Menendez R	58	Executive Vice President and Director; Chief Executive Officer of UP Offshore
Leonard J. Hoskinson	54	Chief Financial Officer, Secretary and Director
James F. Martin	53	Director
Katherine A. Downs	53	Director
Michael C. Hagan	61	Director
George Wood	62	Director
Alberto G. Deyros	52	Chief Accountant

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

Ricardo Menendez R.  Mr. Menendez is the Executive Vice President of the Company and CEO of UP Offshore and has been a Director of the Company since incorporation in December 1997, and is the brother of Felipe Menendez. Mr. Menendez began his career in the shipping industry in 1970 with Compania Chilena de Navegacion Interoceania S.A., and has continuously been involved in the management of the Menendez family’s shipping interests. He is the President of Oceanmarine, and has been the Executive Vice President and a Director of Ultrapetrol S.A. since it was formed in 1992. Mr. Menendez is also a Director of SIPSA, and remains involved in the management of other Menendez family businesses. Mr. Menendez has been a member of the board of The Standard Steamship Owners’ Protection & Indemnity Association (Bermuda) Limited (a member of the International Group of Protection & Indemnity Associations) since 1993 and is currently its Chairman. Mr. Menendez is also a Director of UABL.

Leonard J. Hoskinson. Mr. Hoskinson is the Chief Financial Officer of the Company, was appointed Director of the Company in March 2000 and assumed the position of Secretary six months later. Mr. Hoskinson has been employed by the Company and its subsidiaries for over 17 years. Prior to that, he had an international banking career specializing in ship finance spanning over 18 years and culminating as the Head of Shipping for Marine Midland Bank NA in New York (part of the HSBC banking group). He is also a Director of UABL.

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

George Wood. Mr. Wood has been a Director upon since October 2006. He is managing director of Chancery Export Finance LLC (Chancery), a firm licensed by the Export Import Bank of the United States of America (ExIm Bank). Chancery provides ExIm Bank guaranteed financing for purchase of U.S. manufactured capital goods by overseas buyers. Prior to his designation as managing director of Chancery, Mr. Wood worked as managing director of Baltimore based Bengur Bryan & Co. (Bengur Bryan) providing investment-banking services to transportation related companies in the global maritime, U.S. trucking, motor coach and rail industries. Before his employment with Bengur Bryan in 2000, Mr. Wood was employed for 27 years in various managerial positions at the First National Bank of Maryland which included managing the International Banking Group as well as the bank's specialized lending divisions in leasing, rail, maritime and motor coach industries, encompassing a risk asset portfolio of $1.2 billion. Mr. Wood holds a B.S. in Economics and Finance from University of Pennsylvania and an MBA from University of North Carolina and became a CPA in 1980. Mr. Wood presently serves as member of the Boards of Atlanta-based Infinity Rails Wawa Inc., and John S. Connor Inc. Mr. Wood recently served for two years on the Board of LASCO Shipping Co.

Alberto G. Deyros: Mr. Deyros is the Chief Accountant of the Company and was appointed in April 2006. Mr. Deyros has been employed by the Company and its subsidiaries for more than eight years. Prior to that, he specialized in ship administration management over a period of 20 years. Mr. Deyros is a Certified Public Accountant and a graduate of Universidad de Buenos Aires.

B.           COMPENSATION

The aggregate annual net cost to us for the compensation paid to members of the board of directors and our executive officers was $4.6 million for the fiscal year ended December 31, 2007.

Management Agreements

For the day to day management of our operations, we and / or our subsidiaries have entered into administrative and management agreements to provide specific services for our operations. We refer you to “Related Party Transactions” in Item 7.B of this report.

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

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of The Bahamas. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 4350(d)(3) and 4350(d)(2)(A)(ii). The practices that we follow in lieu of Nasdaq’s corporate governance rules are as follows:

•           We do not have a board of directors with a majority of independent directors, nor are we required to under Bahamian law. However, we have two independent directors.

•            In lieu of holding regular meetings at which only independent directors are present, our entire board of directors, may hold regular meetings, as is consistent with Bahamian law.

•            In lieu of an audit committee comprising three independent directors, our audit committee will have at least one member, which is consistent with Bahamian law. The member of the audit committee currently meets the Nasdaq requirement of a financial expert. We cannot guarantee that at least one member of our audit committee will continue to meet this requirement.

•            In lieu of a nomination committee comprising independent directors, our board of directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our memorandum of association.

•            Our compensation committee is comprised of four non-executive directors, two of which are independent, and  is responsible for establishing the executive officers’ compensation and benefits. Under Bahamian law, compensation of the executive officers is not required to be determined by an independent committee.

•            In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Bahamian law requirements, our memorandum of association provides that related party transactions must be approved by disinterested directors, and in certain circumstances, supported by a fairness opinion.

•            Pursuant to our articles of association, we are required to obtain shareholder approval in order to issue additional securities.

•            As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Bahamian law. Consistent with Bahamian law and as provided in our articles of association, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our memorandum of association provides that shareholders must give us 90 days advance notice to properly introduce any business at a meeting of the shareholders. Our memorandum of association also provides that shareholders may designate a proxy to act on their behalf (in writing or by telephonic or electronic means as approved by our board from time to time).

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

D.           EMPLOYEES

As of December 31, 2007, we employed approximately 1,023 employees, consisting of 206 land-based employees and approximately 817 seafarers as crew on our vessels, of which 376 were in our River Business, 140 were in our Offshore Supply Business, 293 were in our Ocean Business, and 8 were in our Passenger Business. This represents a 19.6% increase with respect to December 31, 2006, mainly attributable to larger River and Offshore Supply fleets as well as to the additional administrative work created by our expansion of operations, partially offset by a smaller Passenger fleet. Due to the seasonal nature of the european cruise market, our Passenger Business increases its work force during such period on a seasonal basis. Some of these employees were employed through various manning agents depending on the nationality as listed below:

• Indian crew:	Orient Ship Management & Manning Pvt., Ltd., Mumbai, India
• Argentine crew:	Tecnical Services S.A., a subsidiary, Montevideo, Uruguay
• Filipino crew:	C.F. Sharp Crew Management, Manila, Philippines
• Ukrainian crew:	South Star Ltd., Odessa, Ukraine
• Romanian crew:	Corona Shipping SRL, Constantza, Romania
• Indonesian crew:	Indomarimo Maju PT, Jakarta, Indonesia
• Chilean crew:	Maritima SIPSA, a related company, Santiago, Chile
• Greek and Eastern European crew:	Nova Manning Services, Piaraeus, Greece
• Paraguayan crew:	Tecnical Services S.A., a subsidiary, Montevideo, Uruguay

Our crew is employed under the standard collective bargaining agreements with the seafarers’ union in their respective countries. The crew is employed on contractual terms valid for a fixed duration of service on board the vessels. We ensure that all the crew employed on board our vessels have the requisite experience, qualifications and certification to comply with all international regulations and shipping conventions. Our training requirements for the crew exceed the applicable statutory requirements. We always man our vessels above the safe manning requirements of the vessels’ flag state in order to ensure proper maintenance and safe operation of the vessels. We have in force special programs such as a performance-related incentive bonus, which is paid to some of our senior officers upon rejoining our ships. This ensures retention of qualified and competent staff.

E.           SHARE OWNERSHIP

For information concerning the share ownership in our Company of our officers and directors, please see Item 7 — Major Shareholders and Related Party Transactions.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth information regarding the owners of more than five percent of our common stock as of March 13, 2008. The address of Inversiones Los Avellanos S.A., Solimar Holdings Ltd. and Hazels (Bahamas) Investments Inc. is Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

Name	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned	Voting (1) Percentage
Inversiones Los Avellanos S.A. .(3)(5)(6)	4,735,517	14.3%	41.6%
Solimar Holdings Ltd.(2)(3)(4)	3,124,074	9.3%	26.1%
Neuberger Berman Inc.	3,713,239	11.1%	4.7%
Chilton Investment Company LLC	2,249,979	6.7%	2.8%
Templeton Asset Management Ltd.	1,821,600	5.4%	2.3%
Fidelity Management & Research	1,762,100	5.3%	2.2%
Hazels (Bahamas) Investments Inc.(3)(5)(6)	49,659	0.1%	0.1%
All directors and executive officers as a group(5)(7)	5,223,743	15.5%	42.1%

(1)
Solimar, Los Avellanos and Hazels are each entitled to seven votes for each share of our common stock that they hold, and all other holders of our common stock are entitled to one vote for each share of common stock held.

(2)	Solimar is a wholly-owned subsidiary of the AIG-GE Capital Latin American Infrastructure Fund L.P., a Bermuda limited partnership.
(3)
Solimar, Los Avellanos and Hazels have entered into an agreement pursuant to which they have agreed to vote their respective shares together in all matters where a vote of our shareholders is required.  See “Related Party Transactions” in Item 7.B of this report

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
(7)
Includes 310,000 shares of restricted stock issued to companies controlled by our chief executive officer, and executive vice president. Includes 116,250 shares of common stock issuable upon exercise of options granted to these companies which have vested, out of a total of 348,750, as well as 12,317 shares of common stock issuable upon exercise of options granted to our non-executive directors as part of their compensation for the services rendered to us as board members which have vested, out of a total of 36,952.

In connection with our Initial Public Offering in October 2006, Solimar Holdings Ltd. sold 147,436 shares as part of the over-allotment option by the underwriters, and Hazels (Bahamas) Investments Inc. sold 85,276 shares also as part of the over-allotment.

In connection with the Follow-on Offering made in April 2007, Solimar Holdings Ltd. sold 6,694,974 shares, Inversiones Los Avellanos S.A. sold 156,948 shares and Hazels (Bahamas) Investments Inc. sold 702,000 shares. During 2007, Hazels (Bahamas) Investments Inc. purchased 49,500 shares.

B.           RELATED PARTY TRANSACTIONS

Our revenues derived from transactions with related parties for each of the years ended December 31, 2005, 2006 and 2007 amounted to approximately $2.0 million,$4.1 million,  and $3.0 million respectively.  As of December 31, 2006 and 2007, the balances of the accounts receivable from and payables to all related parties were approximately $5.2 million and $4.4 million, respectively.

Maritima SIPSA S.A.

A significant part of our revenue from related parties is derived from the chartering activity of Maritima SIPSA S.A.  In May 2003, the Princess Marina was chartered by a Chilean national petroleum company under a time charter that required her to be flagged in Chile.  Pursuant to Chilean Law in order for her to be flagged in Chile, she needed to be owned by a legal entity controlled by Chilean citizens.  Maritima SIPSA S.A. is controlled by Chilean citizens. We own 49% of Maritima SIPSA S.A., and the other shareholder of Maritima SIPSA S.A., SIPSA S.A., is a Chilean public company that is controlled by members of the Menendez family, which includes Felipe Menendez R., our President, Chief Executive Officer and Director, and Ricardo Menendez R., our Executive Vice President and Director. In order to effect the re-flagging of the vessel, we sold the Princess Marina to Maritima SIPSA S.A. for a purchase price of $15.1 million, and partially financed the sale by lending Maritima SIPSA S.A. $7.4 million. Under the terms of our agreement, Maritima SIPSA S.A. pays us installments of the purchase price on a monthly basis that we record as charter revenue. For the year ended December 31, 2007, this charter revenue amounted to $2.8 million and management fees paid to Ravenscroft amounted to $0.2 million. For the year ended December 31, 2006, this charter revenue amounted to $3.9 million and for the year ended December 31, 2005, this charter revenue amounted to $2.0 million. We were obligated to repurchase (and Maritima SIPSA S.A. was obligated to sell to us) the Princess Marina upon the expiry of the charter originally contracted for. In July 2006, the Company and Maritima SIPSA S.A. entered into an amended agreement to modify the repurchase date of the vessel to February 2007 or at a later date if the charter was further extended, at a purchase price not exceeding $7.7 million. In March 2007, the Company and Maritima SIPSA S.A. entered into an agreement to postpone the date of sale of the Princess Marina (from Maritima SIPSA S.A. to the Company) to September 25, 2007. This new agreement also contemplated a modification to the purchase price agreed, lowering it to the sum of $3.7 million. In September 2007, the Princess Marina was re-delivered to the Company and sold to a third party.

Shipping Services Argentina S.A. (Formerly I. Shipping Services S.A.)

We and our subsidiaries also contract with related parties for various services.  Pursuant to an agency agreement with us, Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) has agreed to perform the duties of port agent for us in Argentina. Shipping Services Argentina S.A. is indirectly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay Shipping Services Argentina S.A. fees ranging from $800 to $1,875 per port call. For each of the years ended December 31, 2005, 2006 and 2007 the amounts paid and / or accrued for such services amounted to $0.06 million, $0.08 million, and $0.08 million, respectively. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

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

Commercial Commissions paid to Comintra Enterprise Ltd.

In 2003, UP Offshore (Bahamas) Ltd. signed a commercial agreement with Comintra, one of its shareholders. Under this agreement Comintra agreed to assist UP Offshore (Bahamas) Ltd. regarding the commercial activities of UP Offshore (Bahamas) Ltd.’s fleet of six PSVs with the Brazilian offshore oil industry. Comintra’s responsibilities, among others, include marketing the PSVs in the Brazilian market and negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.

The parties agreed that Comintra’s professional fees under this agreement shall be 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd. on a monthly basis.

Comintra’s services in connection with this agreement began on June 25, 2003, and, unless earlier terminated end on June 25, 2013.

UP Offshore (Bahamas) Ltd. may terminate this agreement (a) at any time upon 30 days notice if (i) PSVs representing more than 50% of the gross time charter revenues of UP Offshore (Bahamas) Ltd. arising from contracts in Brazil are sold or (ii) Ultrapetrol and LAIF cease owning, jointly or separately, more than 50% of UP Offshore (Bahamas) Ltd.’s outstanding voting stock; (b) Comintra breaches any material term of this agreement; (c) in the event of gross negligence or material failure to perform the services by Comintra, or (d) upon mutual agreement.

In the event of termination under subsections (a) or (d) above, such termination shall not be effective unless and until UP Offshore (Bahamas) Ltd. shall have also paid to Comintra $2.5 million (less any fees already paid to Comintra through the termination date). Other than the figures mentioned above no further indemnification will be due by UP Offshore (Bahamas) Ltd. to Comintra.

During 2005 UP Offshore (Bahamas) Ltd. paid in advance to Comintra fees under this agreement in the amount of $1.5 million. At December 31, 2007 and 2006 the outstanding balance was $1.0 million and $1.4 million, respectively. During 2007 and 2006 UP Offshore (Bahamas) Ltd. paid to Comintra $0.3 million and $0.1 million respectively.

Since March 21, 2006 the date of UP Offshore (Bahamas) Ltd. acquisition, our financial statements included the operations of UP Offshore (Bahamas) Ltd. on a consolidated basis. Therefore, these transactions have been included in the consolidated financial statements since that date.

Operations in OTS S.A.’s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party. In 2007 and 2006, UABL Paraguay paid to OTS S.A. $0.7 million and $0.6 million, respectively, for this operation.

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

Registration Rights Agreement

We are parties to a registration rights agreement with Los Avellanos, Hazels and Solimar, our shareholders prior to our IPO, pursuant to which we granted them and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which Los Avellanos, Hazels and Solimar are party, to require us to register under the Securities Act shares of our common stock held by Los Avellanos, Hazels or Solimar. Under the registration rights agreement, Los Avellanos, Hazels and Solimar have the right to request that we register the sale of shares held by them on their behalf and may require that we make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. We are required to pay all registration expenses in connection with the demand registrations under the registration rights agreement except that the underwriters’ expenses reimbursement will be limited to one counsel. In addition, Los Avellanos, Hazels and Solimar have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us, for which we must pay all expenses.

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

The Standard

C.           INTERESTS OF EXPERTS AND COUNSEL

  Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

  See Item 18.

B.           SIGNIFICANT CHANGES

  None.

ITEM 9 – THE OFFER AND LISTING

A.           4. Information regarding the price history of the stock listed:

(a) High and low market prices for the five most recent full financial years

	Financial Year Ended December 31,
Per share prices	2003	2004	2005	2006	2007
High	--	--	--	$13.62	$27.04
Low	--	--	--	$9.81	$12.80

(b) High and low market prices for each full financial quarter for the two most recent full financial years

Per share prices	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
High	--	--	--	$13.62	$19.85	$24.80	$27.04	$19.70
Low	--	--	--	$9.81	$12.80	$16.84	$15.02	$13.57

(c) High and low market prices for each month, for the most recent six months:

Per share prices	September 2007	October 2007	November 2007	December 2007	January 2008	February 2008
High	$18.22	$19.70	$18.94	$17.85	$17.44	$16.99
Low	$15.42	$16.40	$13.57	$15.42	$12.96	$13.70

C.           MARKETS

Our Common Stock is listed on The Nasdaq Global Market under the symbol “ULTR”.

ITEM 10 – ADDITIONAL INFORMATION

A.           SHARE CAPITAL

Not Applicable.

B.           MEMORANDUM AND ARTICLES OF ASSOCIATION

 The following summarizes certain provisions of the Company’s Second Amended and Restated Memorandum of Association and Fourth Amended and Restated Articles of Association (hereinafter referred to as “the Memorandum and Articles of Association”). This summary is qualified in its entirety by reference to the International Business Companies Act, 2000 and the Company’s Memorandum and Articles of Association. Information on where investors can obtain copies of the Memorandum and Articles of Association is described under the heading “Documents on Display” under this Item.

Objects and Purposes

The Company is incorporated in the Commonwealth of the Bahamas (“The Bahamas”) under the name Ultrapetrol (Bahamas) Limited. The Registered Office of the Company is situated at H & J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084 Nassau, Bahamas. The Registered Agent of the Company is H & J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084, Nassau, Bahamas.

Clause 4 of the Company’s Memorandum of Association provides that its purpose is to engage in any lawful act or activity for which companies organized under the International Business Companies Act, 2000 (the “Act”) or any successor law to the Act that is at any time in force in the Commonwealth of The Bahamas, may now or hereafter be permitted to engage.

Directors

The Company shall have a board of directors (the Board of Directors”) which shall meet at least quarterly, and shall direct and oversee the management and affairs of the Company and which may exercise all the powers of the Company that are not expressly reserved to the Shareholders under the Articles, the Act or any other laws of the Commonwealth of The Bahamas. The Board of Directors may from time to time, in its discretion, fix the amounts which shall be payable to members of the Board of Directors and to members of any committee, for attendance at the meetings of the Board of Directors or of such committee and for services rendered to the Company.

Subject always to the Act, the Company shall not enter into:

(i)           any merger or consolidation involving the Company on the one hand and any Named Shareholder that is a Shareholder of the Company, any affiliate of such Named Shareholder or any member of the Company’s management or Board of Directors or their respective affiliates (each an “Interested Party”) on the other hand;

(ii)           any sale, lease or other direct or indirect disposition of all or substantially all of the Company’s and its subsidiaries’ assets in a transaction or series of related transactions to one or more Interested Parties;

(iii)           any merger or consolidation or sale, lease or other direct or indirect disposition of all or substantially all of the Company’s and its subsidiaries’ assets in a transaction or series of related transactions that would result in the receipt of different types or amounts of consideration per share by one or more Interested Parties on the one hand, and any other of the Company’s Shareholders, on the other hand; and

(iv)           any business transaction between the Company or its subsidiaries on the one hand and one or more Interested Parties on the other hand, involving a value in excess of $2 million;

without (A) having previously obtained, at the Company’s expense, a fairness opinion confirming that the proposed transaction is fair from a financial standpoint for the Company and, with respect to a transaction described in Section 2.12(a) (iii) above, for those Shareholders which are not Interested Parties and (B) such proposed transaction being approved by a majority of disinterested Directors of the Company. Any fairness opinion pursuant to the preceding sentence shall be rendered by an internationally recognized investment banking, auditing or consulting firm (or, if the proposed transaction involves the sale or purchase of a vessel or other floating assets, by an internationally recognized shipbroker) selected by the Company’s disinterested Directors and engaged on behalf of the Company and / or its Shareholders. To qualify as a disinterested Director for purposes of this Section 2.12, a Director must not have a personal interest in the transaction at hand and must not otherwise have a relationship that, in the opinion of the Company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director. Further, should any such transaction require Shareholder approval, it must be approved by a majority vote of those Shareholders entitled to vote that are not Interested Parties.

In this connection, the International Business Companies Act, 2000, provides that subject to any limitations in the Memorandum and Articles of Association and any unanimous shareholder agreement, no such agreement or transaction is void or voidable by reason that the director is present at the meeting of directors that approves the agreement or transaction or that the vote of the director is counted for that purpose. Such agreement or transaction is valid if the material facts of the director’s interest in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known to the shareholders entitled to vote at a meeting of the shareholders and the agreement or transaction is approved or ratified by resolution of the shareholders. A director who has an interest in any particular business to be considered at a meeting of directors may be counted for the purpose of determining whether the meeting is duly constituted. A director need not be a member of the Company and no shareholding qualification shall be necessary to qualify a person as a director.

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

If a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the votes represented at the meeting shall be the act of the Shareholders of the Company. At any meeting of Shareholders of the Company, with respect to a matter for which a Shareholder is entitled to vote, each such Shareholder shall be entitled to one (1) vote for each share of Common Stock it holds; provided that the Named Shareholders, as such term is defined in the Memorandum of Association, shall be entitled to seven (7) votes for each share of Common Stock held by it that was initially acquired by a Named Shareholder prior to the completion of the Company’s initial public offering (which right shall be personal and non-transferable, unless to another Named Shareholder or Permitted Transferee, as such term is defined in the Memorandum of Association), subject to the limitations set forth in the Memorandum of Association. Each Shareholder may exercise such voting right either in person or by proxy provided, however, that no proxy shall be valid after the expiration of eleven months from the date such proxy was authorized unless otherwise provided in the proxy. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient to support an irrevocable power. A Shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Company.

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
b

C.           MATERIAL CONTRACTS

On March 20, 2006, we entered into a Stock Purchase Agreement with Crosstrade Maritime Inc. and Crosstrees Maritime Inc., two of our related companies, in connection with our acquisition of all of the issued and outstanding capital stock of Ravenscroft.  For a description of the material terms of this agreement, see “Related Party Transactions — Ravenscroft Acquisition” in Item 7.B of our Annual Report for the Fiscal Year ended December 31, 2006 filed with the SEC on Form 20-F on March 22, 2007.

On March 21, 2006, we entered into Stock Purchase Agreement with LAIF XI LTD. in connection with our acquisition of 66.67% of the issued and outstanding capital stock of UP Offshore that we did not already own.  For a description of the material terms of this agreement, see “Related Party Transactions — UP Offshore Acquisition” in Item 7.B of our Annual Report for the Fiscal Year ended December 31, 2006 filed with the SEC on Form 20-F on March 22, 2007.

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

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in “Business” above and assumes that we conduct our business as described in that section.   References in the following discussion to “we” and “us” are to Ultrapetrol (Bahamas) Limited and its subsidiaries on a combined basis.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: in General

We anticipate that the Company will earn substantially all its income from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as ‘‘shipping income.”

Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, we will be subject to United States federal income tax on our shipping income that is treated as derived from sources within the United States, to which we refer as ‘‘United States source shipping income.’’ For these purposes, United States source shipping income includes 50% of our shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

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

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.  Our non-U.S. subsidiaries did not derive any U.S.-source shipping income for the calendar year 2007, but may derive U.S.-source shipping income in future years.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the final Treasury Regulations promulgated thereunder, or the final regulations, which became effective on January 1, 2005 for calendar taxpayers such as ourselves, a foreign corporation will be exempt from United States federal income taxation on its U.S.-source shipping income if:

(1) it is organized in a qualified foreign country which, as defined, is one that grants an ‘‘equivalent exemption’’ to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and to which we refer to as the ‘‘Country of Organization Test’’; and

(2) either

(A) more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders which as defined includes individuals who are ‘‘residents’’ of a qualified foreign country which we refer to as the ‘‘50% Ownership Test,’’ or

(B) its stock, or that of its 100% parent, is ‘‘primarily and regularly traded on an established securities market’’ in a qualified foreign country or in the United States, which we refer to as the ‘‘Publicly-Traded Test.’’

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

The final regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be ‘‘primarily traded’’ on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is the sole class of our issued and outstanding stock, is ‘‘primarily traded’’ on The Nasdaq Global Market.

Under the final regulations, our common stock will be considered to be ‘‘regularly traded’’ on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, will be listed on the market, which we refer to as the listing threshold. Since our common stock is listed on The Nasdaq Global Market, we satisfy the listing requirement.

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

Notwithstanding the foregoing, the final regulations provide, in pertinent part, that a class of stock will not be considered to be ‘‘regularly traded’’ on an established securities market for any taxable year in which 50% or more of the issued and outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of stock, which we refer to as the ‘‘5 Percent Override Rule.’’

For purposes of being able to determine the persons who own 5% or more of our stock, or the 5% Shareholders, the final regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the ‘‘SEC,’’ as having a 5% or more beneficial interest in our common stock. The final regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

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

We believe that we will be able to establish that a sufficient number of our shares of our common stock are owned by qualified shareholders among our 5% Shareholders in order to qualify for the benefits of Section 883. However, there can be no assurance that we will be able to continue to satisfy the substantiation requirements in the future.

Taxation in the Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be ‘‘effectively connected’’ with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be ‘‘effectively connected’’ with the conduct of a U.S. trade or business, as described below, any such ‘‘effectively connected’’ U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% ‘‘branch profits’’ taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S. source shipping income would be considered ‘‘effectively connected’’ with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be ‘‘effectively connected’’ with the conduct of a U.S. trade or business.

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

UNITED STATES FEDERAL INCOME TAXATION OF U.S. HOLDERS

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or ‘‘qualified dividend income’’ as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as ‘“passive category income” or, in the case of certain types of U.S. Holders, as “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a ‘‘U.S. Individual Holder’’) should be treated as ‘‘qualified dividend income’’ that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that: (1) our common stock is readily tradable on an established securities market in the United States (such as The Nasdaq Global Market on which our common stock is traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Legislation has recently been introduced in the United States Congress which would prevent our dividends from qualifying for these preferential rates prospectively from the date of enactment.

Special rules may apply to any ‘‘extraordinary dividend’’ — generally, a dividend equal to or in excess of ten percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock — paid by us. If we pay an ‘‘extraordinary dividend’’ on our common stock that is treated as ‘‘qualified dividend income,’’ then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. Depending upon the amount of a dividend paid by us, such dividend may be treated as an ‘‘extraordinary dividend.’’

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute ‘‘passive income’’ unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a ‘‘Qualified Electing Fund,’’ which election we refer to as a ‘‘QEF election.’’ As an alternative to making a QEF election, a U.S. Holder should be able to make a ‘‘mark-to-market’’ election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an ‘‘Electing Holder,’’ the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a ``Mark-to-Market'' Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as ‘‘marketable stock,’’ a U.S. Holder would be allowed to make a ‘‘mark-to-market’’ election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a ‘‘mark-to-market’’ election for that year, whom we refer to as a ‘‘Non-Electing Holder,’’ would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

UNITED STATES FEDERAL INCOME TAXATION OF ``NON-U.S. HOLDERS''

A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a ‘‘Non-U.S. Holder.’’

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is generally taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is generally taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a non-corporate U.S. Holder will be subject to information reporting requirements.  Such payments will also be subject to backup withholding tax if a non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

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

F.           DIVIDEND AND PAYING AGENTS

Not Applicable.

G.           STATEMENTS BY EXPERTS

The information and data in Item 4.B relating to the international maritime transportation industry have been provided by Doll Shipping Consultancy (“DSC”) an independent United Kingdom-based company providing market analysis and strategic planning services to the shipping industry. DSC bases its analysis on information drawn from published and private sources. DSC has advised us that (1) some industry data included in the referenced section of this filing is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, (2) the published information of other maritime data collection experts may differ from this data, and (3) while DSC has taken reasonable care in the compilation of the industry statistical data and believe them to be correct, data collection is subject to limited audit and validation procedures.

H.           DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company’s headquarters at Ocean Centre, Montague Foreshore East Bay Street, Nassau, Bahamas.

I.           SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5 — Operating and Financial Review and Prospects — Quantitative and Qualitative Disclosures About Market Risk.”

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 CONTROLS AND PROCEDURES

MANAGEMENT'S REPORT ON INTERNAL CONTROLS

OVER FINANCIAL REPORTING

To the Stockholders

Ultrapetrol (Bahamas) Limited

In accordance with Rule 13a-15(f) of the Securities Exchange Act of 1934, the management of Ultrapetrol (Bahamas) Limited and its subsidiaries (the "Company") is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2007 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, management determined that the Company's internal controls over financial reporting was effective as of December 31, 2007 based on the criteria in Internal Control—Integrated Framework issued by COSO.

Pistrelli, Henry Martin y Asociados S.R.L., the Company's independent registered public accounting firm, who audited the financial statements included in the Annual Report, has audited and reported on management's assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2007 as stated in their report which appears elsewhere in this Annual Report.

Date: March 13, 2008

ULTRAPETROL (BAHAMAS) LIMITED
By:	/s/ FELIPE MENENDEZ ROSS
Felipe Menendez Ross, President Chief Executive Officer

By:	/s/ LEONARD J. HOSKINSON
Leonard J. Hoskinson Chief Financial Officer

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

ITEM 16B    CODE OF ETHICS

The board of directors has elected to adopt a code of ethics applicable to the Company’s principal executive officer and principal financial officer, principal accounting officer or controller, which complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002.

We undertake to provide to any person without charge, upon request, a copy of the code of ethics. Written requests for such copies must be sent to the Company Secretary at our principal executive offices.

ITEM 16C     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pistrelli, Henry Martin y Asociados S.R.L. member of Ernst & Young Global is the independent registered public accounting firm that audits the financial statements of the Company and its subsidiaries.

Aggregate fee for professional services rendered for the Company by Pistrelli, Henry Martin y Asociados S.R.L. and other member firms of Ernst & Young Global in 2007 and 2006 in each of the following categories were:

	Year ended December 31,

	2007	2006

	(in thousands of US dollars)

Audit fees	1,065	907
Audit-related fees	107	50
Tax fees	71	30
Total fees	1,243	987

Audit fees include fees associated with the annual audit of the Company and subsidiaries, statutory audits of subsidiaries required internationally, comfort letters and SEC filings in connection with our public offerings of our common stock.

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

ITEM 17 – FINANCIAL STATEMENTS

Not Applicable.

ITEM 18 – FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-34, together with the report of independent registered public accounting firm are filed as part of this annual report:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Consolidated Financial Statements for the years
ended December 31, 2007, 2006 and 2005
with Reports of Independent Registered Public Accounting Firm

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

•Financial statements

–Consolidated balance sheets at December 31, 2007 and 2006	- 1 -

–Consolidated statements of income for the years ended December 31, 2007, 2006 and 2005	- 2 -

–Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2007, 2006 and 2005	- 3 -

–Consolidated statements of cash flows for the years ended December 31, 2007, 2006 and 2005	- 4 -

–Notes to consolidated financial statements	- 5 -

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2007 AND 2006
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2007	2006
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$64,262	$20,648
Accounts receivable, net of allowance for doubtful accounts of $248 and $709 in 2007 and 2006, respectively	15,680	17,333
Receivables from related parties	2,804	3,322
Operating supplies	4,961	3,020
Prepaid expenses	3,198	2,530
Other receivables	14,336	7,917
Total current assets	105,241	54,770
NONCURRENT ASSETS

Other receivables	7,793	6,368
Receivables from related parties	2,280	2,280
Restricted cash	20,168	1,088
Vessels and equipment, net	462,292	333,191
Dry dock	4,428	9,673
Investment in affiliates	2,257	2,285
Intangible assets	2,961	3,748
Goodwill	5,015	5,015
Other assets	6,877	6,014
Deferred income tax assets	2,848	1,947
Total noncurrent assets	516,919	371,609
Total assets	$622,160	$426,379

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable	$16,813	$13,491
Payable to related parties	718	420
Accrued interest	2,579	1,691
Current portion of long-term financial debt	17,795	4,700
Other payables	2,568	2,469
Total current liabilities	40,473	22,771
NONCURRENT LIABILITIES

Long-term financial debt	314,140	214,294
Deferred income tax liabilities	10,663	6,544
Other payables	-	250
Total noncurrent liabilities	324,803	221,088
Total liabilities	365,276	243,859

MINORITY INTEREST	3,742	3,091

SHAREHOLDERS’ EQUITY
Common stock, $01 par value: 100,000,000 authorized shares; 33,443,030 and 28,346,952 shares issued and outstanding in 2007 and 2006, respectively	334	283
Additional paid-in capital	266,647	173,826
Accumulated earnings (deficit)	9,672	5,231
Accumulated other comprehensive income (loss)	(23,511)	89
Total shareholders’ equity	253,142	179,429
Total liabilities, minority interest and shareholders’ equity	$622,160	$426,379

The accompanying notes are an integral part of these consolidated financial statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Stated in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2007	2006	2005
REVENUES

Revenues from third parties	$218,777	$169,387	$123,385
Revenues from related parties	2,965	4,079	1,976
Total revenues	221,742	173,466	125,361

OPERATING EXPENSES (1)

Voyage expenses	(55,873)	(43,445)	(33,827)
Running costs	(75,302)	(54,165)	(39,234)
Amortization of dry docking	(7,056)	(7,830)	(6,839)
Depreciation of vessels and equipment	(27,620)	(19,920)	(14,494)
Management fees to related parties	-	(511)	(2,118)
Amortization of intangible assets	(787)	(590)	-
Administrative and commercial expenses	(20,355)	(13,905)	(7,617)
Other operating (expense) income	10,763	(198)	22,021
	(176,230)	(140,564)	(82,108)
Operating profit	45,512	32,902	43,253

OTHER INCOME (EXPENSES)

Financial expense	(20,178)	(19,025)	(19,141)
Financial loss on extinguishment of debt	-	(1,411)	-
Financial income	2,928	733	1,152
Net loss on FFAs	(17,801)	-	-
Investment in affiliates	(28)	588	(497)
Other, net	(367)	859	384
Total other expenses	(35,446)	(18,256)	(18,102)

Income before income taxes and minority interest	10,066	14,646	25,151

Income taxes	(4,886)	(2,201)	(786)
Minority interest	(739)	(1,919)	(9,797)
Net income	$4,441	$10,526	$14,568

Basic net income per share	$0.14	$0.59	$0.94
Diluted net income per share	$0.14	$0.58	$0.94

Basic weighted average number of shares	31,596,346	17,965,753	15,500,000
Diluted weighted average number of shares	31,923,350	18,079,091	15,500,000

(1)	In addition to management fees to related parties, operating expenses included $418, $3,163 and $4,690 in 2007, 2006 and 2005, respectively, from related parties.

The accompanying notes are an integral part of these consolidated financial statements

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

 (Stated in thousands of U.S. dollars, except share data)

Balance	Shares amount	Common stock	Additional paid-in capital	Accumulated earnings (deficit)	Accumulated other comprehensive income (loss)	Total

December 31, 2004	15,500,000	$155	$48,418	$(19,863)	$200	$28,910

Comprehensive income:
-Net income	-	-	-	14,568	-	14,568
-Effect of derivative financial instruments	-	-	-	-	(4)	(4)
Total comprehensive income						14,564
December 31, 2005	15,500,000	155	48,418	(5,295)	196	43,474

Issuance of common stock	12,500,000	125	137,375	-	-	137,500

Underwriting fees and issuance expenses	-	-	(12,314)	-	-	(12,314)

Compensation related to options and restricted stock granted	346,952	3	347	-	-	350

Comprehensive income:
-Net income	-	-	-	10,526	-	10,526
-Effect of derivative financial instruments	-	-	-	-	(107)	(107)
Total comprehensive income						10,419
December 31, 2006	28,346,952	283	173,826	5,231	89	179,429

Issuance of common stock	5,096,078	51	96,774	-	-	96,825

Underwriting fees and issuance expenses	-	-	(5,731)	-	-	(5,731)

Compensation related to options and restricted stock granted	-	-	1,778	-	-	1,778

Comprehensive loss:
-Net income	-	-	-	4,441	-	4,441
-Effect of derivative financial instruments	-	-	-	-	(23,600)	(23,600)
Total comprehensive loss						(19,159)
December 31, 2007	33,443,030	$334	$266,647	$9,672	$(23,511)	$253,142
The accompanying notes are an integral part of these consolidated financial statements

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$4,441	$10,526	$14,568

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation of vessels and equipment	27,620	19,920	14,494
Amortization of dry docking	7,056	7,830	6,839
Expenditure for dry docking	(4,848)	(4,836)	(8,427)
Net loss on FFAs	17,801	-	-
Debt issuance expenses amortization	673	750	1,037
Minority interest in equity of subsidiaries	739	1,919	9,797
Amortization of intangible assets	787	590	-
Financial loss on extinguishment of debt	-	1,411	-
(Gain) on disposal of assets	(10,101)	(630)	(21,867)
Net (gain) loss from investment in affiliates	28	(588)	497
Allowance for doubtful accounts	166	1,065	(246)
Share - based compensation	1,778	350	-

Changes in assets and liabilities net of effects from purchase of Otto Candies companies in 2007 and Ravenscroft and UP Offshore (Bahamas) companies in 2006:
(Increase) Decrease in assets:
Accounts receivable	1,566	(8,636)	(2,217)
Receivable from related parties	518	3,276	(905)
Operating supplies	(3,177)	17	(1,353)
Prepaid expenses	(653)	1,350	862
Other receivables	(8,738)	(1,405)	2,114
Other	1,199	(135)	-
Increase (Decrease) in liabilities:
Accounts payable	2,973	(436)	1,209
Payable to related parties	298	(4,510)	1,240
Other payables	1,774	1,620	(583)
Other	-	(647)	(388)
Net cash provided by operating activities	41,900	28,801	16,671

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment ($30,290 and $11,210 in 2007 and 2006 for vessels in construction)	(169,388)	(52,699)	(51,461)
Purchase of Otto Candies companies and Ravenscroft and UP Offshore (Bahamas) companies, net of cash acquired in 2007 and 2006	(13,772)	(59,014)	-
Proceeds from disposals of assets	42,614	2,630	37,888
Funding collateral of forward freight agreements	(54,020)	-	-
Cash settlement on forward freight agreements	(6,082)	-	-
(Decrease) Increase in loan to affiliate	-	11,391	(13,141)
Purchase of minority interest in UABL Limited	-	(6,225)	-
Other	-	(112)	(11)
Net cash (used in) investing activities	(200,648)	(104,029)	(26,725)

CASH FLOWS FROM FINANCING ACTIVITIES

Scheduled repayments of long-term financial debt	(6,881)	(7,178)	(10,104)
Early repayment of long-term financial debt	(25,300)	(25,899)	(9,250)
Decrease in restricted cash	-	3,273	29,279
Proceeds from shares public offering, net of issuance costs	91,094	125,186	-
Payment of redeemable preference shares of subsidiary	-	(4,303)	-
Proceeds from long-term financial debt	145,122	-	10,500
Redemption of minority interest	(88)	(2,600)	(13,400)
Other	(1,585)	(517)	(659)
Net cash provided by financing activities	202,362	87,962	6,366
Net increase (decrease) in cash and cash equivalents	43,614	12,734	(3,688)

Cash and cash equivalents at the beginning of year	$20,648	$7,914	$11,602
Cash and cash equivalents at the end of year	$64,262	$20,648	$7,914

The accompanying notes are an integral part of these consolidated financial statements

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited (“Ultrapetrol Bahamas”, “Ultrapetrol”, “the Company”, “us” or “we”) is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo.  In our Passenger Business, we are an owner of a cruise vessel that transports passengers primarily cruising the Aegean Sea.  In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In our Offshore Supply Business we own and operate platform supply vessels (“PSVs”) that provide logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil.

Initial public offering (IPO)

On October 18, 2006 the Company completed its initial public offering.  In this offering the Company issued and sold 12,500,000 common shares, par value $0.01 per share for $11.00 per share. The proceeds for the Company, after underwriting fees and offering expenses totaled $125,186.

Subsequent to the IPO, an aggregate of 232,712 shares were sold by our Shareholders Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the “Original Shareholders”) in connection with the underwriters’ exercise of their over-allotment option.  The Company did not receive any proceeds from the sale of the over-allotment shares.

Follow on of shares issuance

On April 19, 2007 the Company issued and sold 5,096,078 common shares par value $0.01 per share for $19.00 per share through a public offering. The proceeds for the Company of $96,825 were used:

▪ to replace cash on hand of $13,800 used to fund the Otto Candies acquisition, and $8,660 used to fund the first advance of the construction costs of two PSVs being built in India.

▪
to cancel underwriters fees and additional fees and incremental expenses amounting to $5,731, with the remaining $68,634 set aside as follows: $34,640 for funding the balance of the construction costs of the two PSVs being built in India, $12,000 to fund the expansion of the capacity of our shipyard in the Hidrovia Region for construction of new barges and $22,084 for general corporate purpose.

On the same date, one of the Original Shareholders sold 7,553,922 shares (including 1,650,000 shares for the exercise of the over-allotment option from the underwriters) of our common stock for $19.00 per share.  The Company did not receive any proceeds from the sale of any shares sold by this shareholder.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of presentation and principles of consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

	b)	Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the years. Significant estimates have been made by management, including the allowance for doubtful accounts, insurance claims receivable, useful lives and valuation of vessels, hedge accounting, recoverability of deferred tax assets and certain accrued liabilities. Actual results may differ from those estimates.

	c)	Revenues and related expenses

Revenue is recorded when services are rendered, the Company has signed a charter agreement or other evidence of an arrangement, prices are fixed or determinable and collection is reasonably assured.

Revenues are earned under time charters, bareboat charters, consecutive voyage charters or affreightment / voyage contracts. Revenue from time charters and bareboat charters is earned and recognized on a daily basis. Revenue from affreightment / voyage contracts and consecutive voyage charters is recognized based upon the percentage of voyage completion. A voyage in the River Business is deemed to commence upon the departure of the discharged barge of previous voyage and is deemed to end upon the completion of discharge of the current voyage. The percentage of voyage completion is based on the miles transited at the balance sheet date divided by the total miles expected for the voyage. The position of the barge at the balance sheet date is determined by locating the position of the pushboat with the barge in tow through the use of a global positioning system (“GPS”).

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

Revenue from our Passenger Business is recognized upon completion of voyages, together with revenues from on board and other activities.

From time to time we provide ship salvage services under Lloyd’s Standard Form of Salvage Agreement (“LOF”). The Company recognizes costs as incurred on these LOF services.  Revenue is recorded at the time the LOF settlement or arbitration award occurs.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Vessel voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements.  The commissions paid in advance are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.  Bunker expenses and gift shop for resale are capitalized when acquired as operating supplies and subsequently charged to voyage expenses as consumed / resold.  All other voyage expenses and other vessel operating expenses are expensed as incurred.

d)	Foreign currency translation

The Company uses the US dollar as its functional currency. Operations denominated in other currencies are remeasured into US dollars in accordance with Statement of Financial Accounting Standard No. 52, Foreign Currency Translation (“SFAS 52”).  Receivables and payables denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month. Certain subsidiaries enter into transactions denominated in currencies other than their functional currency. Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in the consolidated statements of income in the period in which the currency exchange rate changes.

e)	Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market instruments and overnight investments. The credit risk associated with cash and cash equivalents is considered to be low due to the high credit quality of the financial institutions with which the Company operates.

f)	Restricted cash

Certain of the Company’s loan agreements require the Company to fund: (a) a loan retention account equivalent to either one sixth or one third of the loan installment (depending on the frequency of the repayment elected by the Company, i.e. quarterly or semi annually) plus interest which is used to fund the loan installments coming due, (b) a minimum cash deposit, and (c) a drydocking account which is restricted for use and can only be used for the purpose of paying for drydocking or special survey expenses.

The Company also maintains restricted cash deposits with the counterparty to cover the initial and variation margins requirements under its forward freight agreements (“FFAs”).  At December 31, 2007 these deposits totaled $54,020, amount that was offset against the liability corresponding to the fair market value of the forward freight agreements amounting to $35,519.

g)	Accounts receivable

Substantially all of the Company’s accounts receivable are due from international oil companies, international grainhouses and traders. The Company performs ongoing credit evaluations of its trade customers and generally does not require collateral. Expected credit losses are provided for in the consolidated financial statements for all expected uncollectible accounts.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the allowance for doubtful accounts for the three years ended December 31, 2007, were as follow:

	For the years ended December 31,
	2007	2006	2005

Balance at January 1	$709	$324	$739
Provision	305	1,065	290
Recovery	(139)	-	(44)
Amounts written off (1)	(627)	(680)	(661)
Balance at December 31	$248	$709	$324

(1)	Accounts charged to the allowance when collection efforts cease.

h)	Insurance claims receivable

Insurance claims receivable comprise claims submitted relating to hull and machinery (H&M), protection and indemnity (P&I) and loss of hire (LOH) insurance coverage.  They are recorded when the recovery of an insurance claim is probable.  Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident.  The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and Protection & Indemnity (“P&I”) clubs of which the Company is either a client or a member. Insurance claims receivable, included in other receivables in the accompanying balance sheets, amounts to $7,779 and $2,435 at December 31, 2007 and 2006, respectively.

i)	Operating supplies

Such amounts consist principally of fuel and supplies that are recorded at the lower of cost or market and are charged to operating expenses as consumed determined on a first-in, first-out basis.

j)	Vessels and equipment, net

Vessels and equipment are stated at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods).  Subsequent expenditures for conversions renewals or major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the safety of the vessels.

Depreciation is computed net from the estimated scrap value which is equal to the product of each vessel’s lightweight tonnage and estimated scrap value per lightweight ton and is recorded using the straight-line method over the estimated useful lives of the vessels. Acquired secondhand vessels are depreciated from the date of their acquisition over the remaining estimated useful life.

From time to time, the Company acquires vessels which have already exceeded the Company’s useful life policy, in which case the Company depreciates such vessels based on its best estimate of such vessel ‘s remaining useful life, typically until the next survey or certification date.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2007 the estimated useful life of each of the Company’s major categories of assets is as follows:

Useful life (in years)

Ocean-going vessels	24 to 27
PSVs	24
Passenger vessels	45
River barges and push boats	35
Furniture and equipment	5 to 10

However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, these regulations affect our vessel in the Passenger Business with no significant effects on its useful life.

Considering the years of service, the condition and performance of its three Suezmax Oil/Bulk/Ore (OBOs), effective October 1, 2007 management’ reviewed and extended their estimated useful lives from 24 to 27 years.  The impact of this change in estimate on the year ended December 31, 2007 increased net income, basic net income per share and diluted net income per share in the amount of $690, $0.02 and $0.02 per share, respectively.

At the time vessels are disposed of, the assets and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded in other operating income (expense).

Long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

k)	Dry dock costs

The Company’s vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations. Costs incurred to drydock the vessel are deferred and amortized using the straight - line method over the period to the next drydock, generally 24 to 36 months.  Drydocking costs incurred are comprised of: painting the vessel’s hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards.  The unamortized portion of dry dock costs for vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessels’s sale.

Expenditures for maintenance and minor repairs are expensed as incurred.

l)	Investments in affiliates

These investments are accounted for by the equity method. At December 31, 2007 and 2006 this includes our interest in 50% of Puertos del Sur S.A. and OTS S.A. and in 49% of Maritima Sipsa S.A.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

m)	Business combinations

The Company accounts for business combinations under the provisions of Statement of Financial Accounting Standard No. 141, Business Combination (“SFAS 141”), which requires the use of the purchase method of accounting for all business combinations. The purchase method of accounting requires the Company to adjust the carrying value of the assets acquired and liabilities assumed to their fair value at the date of the purchase with any excess of purchase price over the fair value of assets acquired and liabilities assumed to be recorded as goodwill. The operating results of entities acquired are included in the accompanying consolidated statements of income from the date of acquisition.

n)	Identifiable intangible assets

The Company accounts for its intangible assets in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). The Company’s intangible assets arose as a result of the Ravenscroft acquisition (see Note 3), and consist principally of a Safety Management System (“SMS”), software, and existing customer contracts, which are being amortized over useful lives ranging from three to eight years using the straight line method.

Accumulated amortization at December 31, 2007 and 2006 amounted to $1,377 and $590, respectively and amortization for 2007 and 2006 amounted to $787 and $590, respectively.  Amortization of intangible assets for the five years subsequent to December 31, 2007 is expected to be $787 in 2008, $720 in 2009, $306 in 2010, and $175 in each of 2011 and 2012.

o)	Goodwill

Goodwill is accounted for under the provisions of SFAS 142. Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired. In accordance with SFAS 142, the Company performs an annual impairment test of goodwill and further periodic tests to the extent indicators of impairment develop between annual impairment tests. The Company’s impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value of the reporting unit, the Company uses a discounted future cash flow (“DCF”) approach that uses estimates for revenue, costs and appropriate discount rates, among others. These various estimates are reviewed each time the Company tests goodwill for impairment and many are developed as part of the Company’s routine business planning and forecasting process. The Company believes its estimates and assumptions are reasonable; however, variations from those estimates could produce materially different results.

p)	Other assets

This account includes costs incurred to issue debt net of amortization costs, which are being amortized over the term of the debt using the effective interest rate method.

q)	Accounts payable

Accounts payable at December 31, 2007 and 2006 consists of insurance premium payables, operating expenses, and customers advances collected, among others.

r)	Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income (“SFAS 130”), establishes standards for reporting comprehensive income (loss), which is defined as the change in equity arising from non-owner sources.  Comprehensive income (loss) is reflected in the consolidated statement of shareholders’ equity.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of accumulated other comprehensive income (loss) in the consolidated balance sheets were as follows:

	At December 31,
	2007	2006

Unrealized (losses) on forward freight agreements (FFAs)	(23,800)	-

Unrealized gain on EURO hedge	182	187

Unrealized (losses) gain on forward fuel purchases	107	(98)

Unrealized (losses) on derivative financial instruments	(23,511)	89

At December 31, 2007, the Company expects that it will reclassify approximately $ 18,900 of net losses on FFAs from accumulated other comprehensive income (loss) to earnings during the next twelve months related to the effective portions of qualifying FFAs transactions that will effect earnings for 2008.

The components of the change in the accumulated unrealized (losses) on derivative financial instruments were as follows:

	For the years ended December 31,
	2007	2006	2005

Reclassification adjustments for amounts included in net income:

Voyage expenses	98	-	-
Depreciation of vessels and equipment	(5)	(9)	(4)

Change in unrealized impact on:

FFAs	(23,800)	-	-
Forward fuel purchases	107	(98)	-
	(23,600)	(107)	(4)

s)	Derivative financial instruments

The Company from time to time uses derivative financial instruments to reduce risk from foreign currency fluctuations, changes in spot market rates for oceangoing vessels and changes in bunker fuel prices.

Statement of Financial Accounting Standards No. 133 Accounting for Derivative Financial Instruments and Hedging Activities (“SFAS 133”), requires companies to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value.  The accounting for changes in the fair value (i.e., gains or losses) of derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For derivative financial instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative financial instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the hedged transaction in the same period or periods during which the hedged transaction affects earnings.  The ineffective portion of a derivative’s change in fair value is immediately recognized in income.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative financial instruments that are not designated as hedges are adjusted to fair value through income.

The Company offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

t)	Earnings per share

In accordance with Statement of Financial Accounting Standards No. 128, Earnings per share (“SFAS 128”) basic net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the relevant periods. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares. In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the issuance of all outstanding warrants.

	For the years ended December 31,
	2007	2006	2005

Net income	$4,441	$10,526	$14,568
Basic weighted average number of shares	31,596,346	17,965,753	15,500,000
Effect on dilutive shares:
Options and restricted stock	234,648	56,837	-
Warrants issued	92,356	56,501	-
Diluted weighted average number of shares	31,923,350	18,079,091	15,500,000
Basic net income per share	$0.14	$0.59	$0.94
Diluted net income per share	$0.14	$0.58	$0.94

u)	Stock compensation

Statement of Financial Accounting Standard No. 123 (revised 2004) Share-Based Payments (“SFAS 123 (R)”) requires all share based payments to employees, including grants of employee stock options, to be recognized in the statements of income based on their fair values. The Company uses the Black-Scholes valuation model and straight-line amortization of compensation expense over the requisite service periods of the grants.

v)	Other operating (expense) income

For the three years ended December 31, 2007, this account includes:

	For the years ended December 31,
	2007	2006	2005

Gain on sale of vessels	$10,101	$-	$21,867
Claims against insurance companies (i)	603	-	-
Other	59	(198)	154
	$10,763	$(198)	$22,021

i.	Corresponds to loss of hire insurance claims.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

w)	Income taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes (“SFAS 109”) and Financial Interpretation No. 48 Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (“FIN 48”).

Under this method, deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at each period end corresponding to those jurisdictions subject to income taxes. Deferred tax assets are recognized for all temporary items and an offsetting valuation allowance is recorded to extent that it is not more likely than not that the asset will be realized. Deferred tax is measured based on tax rates and laws enacted or substantively enacted at the balance sheet date in any jurisdiction.

The adoption of FIN 48 did not have a material impact on our 2007 consolidated financial statements.  Nevertheless, income tax regulations in the different countries in which we operate under which our uncertain income tax positions are determined could be interpreted differently.  In this sense, the income tax returns of our primary income tax jurisdictions remain subject to examination by related tax authorities.

x)	New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and therefore should be determined based on the assumptions that market participants would use in pricing an asset or liability. SFAS No. 157 sets out a fair value hierarchy and requires companies to disclose fair value measurements within that hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact, if any, the adoption of SFAS No. 157 will have on its consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No.159, The Fair Value Option for Financial Assets and Liabilities—including an amendment of FASB Statement No. 155. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities, and certain nonfinancial instruments that are similar to financial instruments, at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact, if any, the adoption of SFAS No. 159 will have on its consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No.141(R) changes SFAS No. 141, among others, by requiring acquiring companies to recognize, with certain exceptions, 100 percent of the fair values of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity, requires recognition of preacquisition loss and gain contingencies at their acquisition-date fair values and requires acquisition-related transaction costs to be expensed as incurred. SFAS No. 141(R) is required to be adopted concurrently with SFAS No.160, Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2007, the FASB also issued SFAS No. 160 which requires that a noncontrolling interest in a consolidated subsidiary be displayed in the consolidated statement of financial position as a separate component of equity because noncontrolling interests meet the definition of equity of the consolidated entity. After control is obtained, a change in ownership interests that does not result in a loss of control will be accounted for as an equity transaction, and a change in ownership of a consolidated subsidiary that results in a loss of control and deconsolidation is a significant event that triggers gain or loss recognition, with the establishment of a new fair value basis in any remaining ownership interests. SFAS No. 160 is required to be adopted concurrently with SFAS No. 141(R) and is effective for the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company has not yet determined what impact, if any, the adoption of SFAS No. 160 will have on its consolidated financial position or results of operations.

3.	BUSINESS ACQUISITIONS

	a)	Acquisition of 100% of Ravenscroft

On March 20, 2006, we purchased, for $11,500 all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. (Ravenscroft) from two of our related companies Crosstrade Maritime Inc. and Crosstrees Maritime Inc.  Ravenscroft and its affiliated entities manage the vessels in our Ocean, Offshore and Passenger Business.

The financial results of Ravenscroft are included in the consolidated financial statements since the date of acquisition.

The purpose of this acquisition was to open new business opportunities on ship management services and to eliminate the management fees paid to related parties, while bringing the costs of ship management in-house.

The purchase price of this acquisition was paid with the proceeds of our initial public offering described in note 1.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and the allocation of purchase price at the date of acquisition.

Current assets		$106
Buildings and equipment		4,614
Other noncurrent assets		52
Identifiable intangible assets		4,338
Goodwill		5,015
Total assets acquired		14,125

Noncurrent liabilities		2,634
Total liabilities assumed		2,634
Total purchase price	$(1)	11,491

(1)	Net of $9 of cash acquired.

Due to immateriality, the Company has not prepared pro forma information related to this business combination.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	Acquisition of an additional 66.67% of UP Offshore (Bahamas) Ltd.

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

Current assets		$1,073
Vessels and equipment		79,580
Other noncurrent assets		1,516
Total assets acquired		82,169

Current liabilities		6,070
Noncurrent liabilities		26,310
Total liabilities assumed		32,380
Redeemable preferred shares issued		2,266
Total purchase price	$(1)	47,523

(1)	Net of $477 of cash acquired.

If the transaction had been consummated on January 1, 2005, the unaudited Company’s pro forma revenues and net income for the years ended December 31, 2006 and 2005, would have been as shown below. However, such pro forma information is not necessarily indicative of what actually would have occurred had the transaction occurred on such date.

	For the years ended December 31, (unaudited)
	2006	2005

Revenues	$173,793	$125,361
Net income	$11,328	$13,934
Basic net income per share	$0.63	$0.90
Diluted net income per share	$0.63	$0.90

c)	UP River (Holdings) Ltd.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Upon the occurrence of an Ultrapetrol IPO the IFC had the right to receive in exchange for all but not less than all of the shares owned by it in UP River (Holdings) Ltd., at the option of Ultrapetrol (a) a number of registered Ultrapetrol shares that, when multiplied by the Ultrapetrol IPO price, gave the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings) Ltd’s shares or (b) a number of Ultrapetrol shares (valued at the Ultrapetrol IPO price) and an amount of cash that, in the aggregate, gave the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings) Ltd’s shares.

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

In October 2004 the Company through a subsidiary, Ultracape Delaware LLC, purchased 99.99% of Parque Ecológico Industrial Altamira S.A. (PEISA) for $2,000 from a related party of its shareholder, Solimar Holdings Ltd.

On September 22, 2006, Ultracape (a 60% subsidiary) sold 100% of its interest in Ultracape Delaware LLC to MexPlus Puertos S.A. de C.V., a related party of our shareholder Solimar Holdings Ltd., for a total price of $2,630.  Ultrapetrol recorded a gain of $630 from this disposition in “Other income (expense) -- Other, net”.

	e)	Other

In March 2006 we hired the administrative personnel and purchased the administrative related assets of Oceanmarine for $321.

4.	DRY DOCK

The capitalized amounts in dry dock at December 31, 2007 and 2006 were as follows:

	At December 31,
	2007	2006

Original book value	$20,822	$26,769
Accumulated amortization	(16,394)	(17,096)
Net book value	$4,428	$9,673

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at December 31, 2007 and 2006 were as follows:

	At December 31,
	2007	2006

Ocean-going vessels	$228,090	$152,122
River barges and pushboats	172,041	125,172
PSVs	113,862	87,599
Construction of PSVs in progress	19,609	34,943
Advances for PSVs construction	18,226	-
Passenger vessels	14,344	38,321
Furniture and equipment	6,784	7,571
Building, land and operating base	11,327	8,782
Yard construction in progress	5,770	-
Advances to vendors	6,941	-
Total original book value	596,994	454,510
Accumulated depreciation	(134,702)	(121,319)
Net book value	$462,292	$333,191

In 2007 and 2006 we capitalized interest in our constructions in process in the amounts of $2,403 and $2,299, respectively.  In 2005 we capitalized interest amounting to $557 in our equity investment in UP Offshore (Bahamas) Ltd.

ACQUISITIONS AND DISPOSALS

Ocean Business

On October 19, 2007, we purchased the Peace Glory (renamed Princess Marisol), a 166,000 dwt Capesize vessel, for a total purchase price of $57,000. We took delivery of the vessel on November 13, 2007.

On July 10, 2007, we sold our Aframax vessel Princess Marina, for a total purchase price of $18,090 net of commissions.  The gain on sale of vessel, which was delivered on October 11, 2007, was $10,282.

On November 20, 2006, the Company purchased the oil product tanker, named Alejandrina with a carrying capacity of 9,219 dwt for a purchase price of $17,000, which was delivered on January 5, 2007.

On October 23, 2006, the Company purchased the oil product tanker, Amadeo with a carrying capacity of 39,530 dwt, for a total purchase price of $19,100, which was delivered on December 1, 2006.

On April 29, 2005 the Company purchased the oil product tanker Miranda I with a carrying capacity of 6,575 dwt, for a total price of $10,275, which was delivered on July 7, 2005.

On March 4 2005, the Company sold its Capesize dry-bulk carrier, Cape Pampas for a total price of $37,880, net of the related expenses.  The gain on sale of vessel, which was delivered on May 6, 2005, was $21,875.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

River Business

On March 7, 2007, the Company through its subsidiaries in the River Business acquired all of the issued and outstanding shares of Candies Paraguayan Ventures LLC (“CPV”), a US limited liability company, and Compañía Paraguaya de Transporte Fluvial S.A. (“CPTF”), a Paraguayan company, (the “Otto Candies acquisition”) for $13,797 in cash.  At time of acquisition, CPV and CPTF owned 12 jumbo river barges and 1 push-boat valued at $15,000 and had cash of $25, other current assets of $496 and outstanding commercial liabilities and deferred tax liabilities of $404 and $354, respectively.  The excess of the fair value of the net assets over the purchase price paid of $966 was re-allocated on a pro-rata basis to the fair value of the barges and push-boat acquired.

On June 14, 2007 the Company, through its subsidiaries in the River Business, purchased 33 Mississipi barges and a push boat for a total contract price of $7,852. The Company had also incurred $5,980 in additional direct costs relating to the acquisition.

On July 10, 2007, we contracted to purchase 18 new heavy fuel engines for some of our large and medium sized pushboats in our River Business.  The total purchase price of the engines is $ 22,776 with deliveries ranging between March and December 2009.  At December 31, 2007 we had paid $ 6,941 as advances under these contracts, which was recorded under Advances to vendors.

On September 26, 2007, we entered into a purchase agreement to acquire 12 Mississippi barges for a total purchase price of $900 and incurred additional costs of $64.

On January 7, 2005 the Company purchased, for $7,614, 35 dry barges.

At December 31, 2007 the Company had remaining commitments of $26,925 on non-cancelable contracts to purchase 22 new heavy fuel engines and for the provision of equipment for the new shipyard.

Offshore Supply Business

On February 21, 2007, UP Offshore (Bahamas) Ltd. signed a shipbuilding contract with a shipyard in India for construction of two PSVs with a combined cost of $43,300, with delivery in June and October 2009.  The purchase price will be paid in five installments of 20% of the purchase price each, prior to delivery.  At December 31, 2007, UP Offshore (Bahamas) Ltd. paid the first installment of $8,660 which is recorded under Advance for PSVs construction account.

On June 13, 2007 UP Offshore (Bahamas) Ltd. exercised the option to acquire two additional PSVs which will be delivered in March and July 2010 for a total cost of $44,000.  At December 31, 2007, UP Offshore (Bahamas) Ltd. paid the first installment of $8,800 which is recorded under Advance for PSVs construction account.

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

The four PSVs were to be built by EISA (3 already built) at a combined cost of $69,750. Two of the four PSVs were delivered in 2006 and the third one in May 2007.  The total remaining commitment at December 31, 2007 for the last PSV cost is approximately $6,170, which includes the minimum contractual obligation with the shipyard and the remaining necessary expenditure to commission the PSV in service.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 21, 2007, UP Offshore (Bahamas) Ltd. signed two contracts with a shipyard in China to construct two PSVs with deliveries commencing by the end of 2009 with an option for two more PSVs.  The price for each new PSV to be constructed in China is $26,300 to be paid in five installments of 20% of the contract price each, prior to delivery.  This agreement is contingent upon the shipyard providing a refund guarantee for this contract (see Note 17).

At December 31, 2007, the Company had remaining commitments of $75,450 on non-cancelable contracts for the construction of five PSVs (four in India and one in Brazil) scheduled for delivery between December 2008 and July 2010.

Passenger Business

On October 22, 2007, we sold our passenger vessel New Flamenco (acquired in 2005 for $13,500 plus improvements totaling $13,300 incurred in 2006) for a total price of $23,523 net of commissions.  The loss on sale of vessel, which was delivered on November 6, 2007, was $181.

On April 6 2005, the Company purchased for a price of $3,493 the passenger vessel, World Renaissance (renamed Grand Victoria), which was delivered on April 19, 2005.

6.	LONG-TERM DEBT AND OTHER FINANCIAL DEBT

9% First Preferred Ship Mortgage Notes due 2014

On November 24, 2004 the Company completed a debt offering of $180 million of 9% First Preferred Ship Mortgage Notes due 2014 (the “2014 Senior Notes”), through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S (the “Offering”).  The net proceeds of the Offering were used to repay the 2008 Senior Notes, certain other existing credit facilities and to fund some vessel acquisitions.

Interest on the 2014 Senior Notes is payable semi-annually on May 24 and November 24 of each year.  The 2014 Senior Notes are senior obligations guaranteed by the majority of the Company’s subsidiaries directly involved in our Ocean, River and Passenger Business.  The Notes are secured by first preferred ship mortgages on 17 vessels (both ocean going and pushboats), 2 oceangoing barges and 279 river barges.

The 2014 Senior Notes are subject to certain covenants, including, among others, limiting the parent’s and guarantor subsidiaries’ ability to incur additional indebtedness or issue preferred stock, pay dividends to stockholders, incur liens or execute sale leasebacks of certain principal assets and certain restrictions on the Company consolidating with or merging into any other person.

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

Although Ultrapetrol (Bahamas) Limited, the parent company, subscribed the issued Notes, principal and related expenses will be paid through funds obtained from the operations of the Company’s subsidiaries.

At December 31, 2007 the net book value of the assets pledged as a guarantee of the 2014 Senior Notes was $ 106,500.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans with DVB Bank AG (DVB AG)

a)
Senior secured term loan facility of up to $15,000:  On January 17, 2006 UP Offshore Apoio Maritimo Ltda. (UP Offshore Apoio) as Borrower, Packet Maritime Inc. (Packet) and Padow Shipping Inc. (Padow) as Guarantors and UP Offshore (Bahamas) Ltd. (UP Offshore) as Holding Company (all of these our subsidiaries in the Offshore Supply Business) entered into a senior secured term loan facility of up to $15,000 with DVB AG for the purposes of providing post delivery financing of our PSV named UP Agua Marinha.

This loan is divided into two tranches:

−
Tranche A, amounting to $13,000, accrues interest at LIBO rate plus a margin of 2.25% per annum and shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 together with the 120th installment.

− Tranche B, amounting to $2,000 and accrues interest at LIBO rate plus a margin of 2.875% per annum and shall be repaid by 35 consecutive monthly installments of $56 each beginning in March 2006.

On January 24, 2007 UP Offshore Apoio and DVB AG amended and restated the margin of both tranches to 1.20% per annum effective since February 1, 2007.

b)
Senior secured term loan facility of up to $61,306:  On December 28, 2006 UP Offshore as Borrower, Packet, Padow, UP Offshore Apoio and Topazio Shipping LLC (collectively the owners of our PSVs UP Safira, UP Esmeralda, UP Agua Marinha and UP Topazio) and Ultrapetrol (Bahamas) Limited as Guarantors entered into a senior secured term loan facility of up to $61,306 with DVB AG for the purposes of providing post delivery re-financing of our PSVs named UP Safira, UP Esmeralda and UP Topazio.

The loan bears interest at LIBO rate plus 1.20% per annum with quarterly principal and interest payments and matures in December 2016.  The regularly scheduled principal payments are due quarterly and range from $1,075 to $1,325, with a balloon installment of $16,000 in December 2016. If a PSV is sold or becomes a total loss, the Borrower shall prepay the loan in an amount equal to the stipulated value of such PSV, which is initially stipulated in $18,750 and shall be reduced in the amount of $387.5 on each repayment date.

c)
Senior secured term loan facility of up to $25,000:  On October 31, 2007 UP Offshore as Borrower entered into a senior secured term loan facility of up to $25,000 with DVB AG for the purposes of providing post delivery re-financing of our PSV named UP Diamante.

The loan bears interest at LIBOR plus 1.50% per annum with quarterly principal and interest payments and matures in 2017.  The regularly schedule payments commenced in February 2008 and includes 8 installments of $750 each, 24 of $500 each and 8 of $250 each with a balloon installment of $5,000 in November 2017.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All of these loans are secured by a first priority mortgage on the UP Safira, UP Esmeralda, UP Topazio, UP Agua Marinha and UP Diamante and are jointly and severally irrevocable and unconditionally guaranteed by Packet, Padow, UP Offshore Apoio, Topazio Shipping LLC and Ultrapetrol (Bahamas) Limited.  The loans also contain customary covenants that limit, among other things, the Borrowers’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.  The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loans be immediately repaid in full.  Further, the loan agreements require until 2009 that the PSVs pledged as security have an aggregate market value of at least 117.6% of the value of the loan amounts and at all times thereafter an aggregate market value of at least 133.3% of the value of the loans.

At December 31, 2007 the combined outstanding principal balance under the loan agreements was $93,800 and the aggregate net book value of the assets pledged was $106,954.

Senior secured term loan with Natixis of up to $13,616

On January 29, 2007 Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina) drew down an amount of $13,616 under a loan agreement with Natixis to provide post-delivery financing secured by the vessel. The loan, which matures in February 2017, shall be repaid by 40 equal quarterly installments of $227 with a balloon installment of $4,536. The loan accrues interest at 6.38% per annum for the first five years of the loan and LIBOR plus 1.25% per annum thereafter.

The loan is secured by a mortgage on the Alejandrina and is guaranteed by Ultrapetrol (Bahamas) Limited. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

During the period we drew down the full amount of the loan. At December 31, 2007 the outstanding principal balance was $12,935 and the aggregate net book value of the assets pledged was $17,055.

Revolving non-secured credit agreement with Banco BICE

On October 12, 2007, we entered into a three-year, $15,000, revolving non-secured credit agreement with Banco BICE. Our obligations under this credit agreement are guaranteed by three of our subsidiaries. This loan bears interest at LIBOR plus 1.625% per annum.

On October 31, 2007, we and three of our subsidiaries entered into an amendment to the BICE credit agreement (and the corresponding amendments to the guarantees), whereby the revolving credit facility was temporarily extended by $10,000 (to $25,000) and we agreed further to enter (through two of our subsidiaries in the Ocean Business) into a four-year term secured loan with BICE for a post-delivery financing of the Princess Marisol. Upon the entering into the BICE term loan the revolving line will be set up to $10,000 (down from $15,000).

On October 29 and November 2, 2007, we drew down $15,000 and $10,000 under the Banco BICE credit agreement and under the amended BICE credit agreement and the aggregate outstanding principal balance of the revolving credit facility was $25,000 at December 31, 2007.

At December 31, 2007 $20,313 of this debt has been excluded from current liabilities because the Company refinanced it with the four-year term secured loan agreement with Banco BICE described in note 17.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Senior secured term loan with Nordea Bank Finland PLC (Nordea Bank) of $20,200

On November 30, 2007, Hallandale Commercial Corp. (our wholly owned subsidiary in the Ocean Business and the owner of the Amadeo) as Borrower, Ultrapetrol (Bahamas) Ltd., as Guarantor, and Tuebrook Holdings Inc., as Pledgor, entered into a $20,200 loan agreement with Nordea Bank for the purpose of providing post delivery financing of the vessel.

The loan shall be repaid by (i) 12 consecutive quarterly installments of $750 each beginning in March 2008 followed by 12 consecutive quarterly installments of $500 each, and (ii) a final balloon repayment of $5,200 payable simultaneously with the last installment.  The loan accrues interest at LIBOR plus 1.25% per annum.

The loan is secured by a mortgage on the Amadeo and is jointly and severally irrevocably and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd.  The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.  The agreement governing the facility also contains customary events of default.

The aggregate outstanding principal balance of the loan was $20,200 at December 31, 2007, and the aggregate net book value of the assets pledged was $30,887.

Loan with the DVB Bank America NV (DVB NV) of up to $30,000

On April 27, 2005 UP Offshore (Panama) S.A. (our subsidiary in the Offshore Supply Business), as Holding Company entered into a $30,000 loan agreement with DVB NV for the purpose of providing post delivery financing of two PSVs named UP Esmeralda and UP Safira, which were delivered in May and June 2005, and repaying existing financing and shareholder loans.

At December 31, 2006, the outstanding principal balance under the loan agreement was $25,300.  In January 2007, the Company fully prepaid the outstanding principal balance of the loan with the proceeds of the loan with DVB Bank AG of up to $61,306.

Loans with IFC and KfW entered into by UABL Barges and UABL Paraguay

In connection with the 2006 IPO described in Note 1, the Company prepaid outstanding debt in the amount of $ 25,899 which resulted in a loss on extinguishment of $1,411.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Balances of long-term financial debt at December 31, 2007 and 2006:

	Financial institution /		Nominal value
	Other	Due-year	Current	Noncurrent	Total	Average rate

Ultrapetrol (Bahamas) Ltd	Private Investors (Notes)	2014	$-	$180,000	$180,000	9.000%
UP Offshore Apoio	DVB AG	Through 2016	$1,567	$10,561	$12,128	Libor + 1.200%
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	$4,633	$52,039	$56,672	Libor + 1.200%
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	$3,000	$22,000	$25,000	Libor + 1.500%
Stanyan Shipping Inc.	Natixis	Through 2017	$908	$12,027	$12,935	6.380%
Ultrapetrol (Bahamas) Ltd.	BICE	Through 2012	$4,687	$20,313	$25,000	Libor + 1.625%
Hallandale Commercial Corp.	Nordea	Through 2014	$3,000	$17,200	$20,200	Libor + 1.250%
December 31, 2007			$17,795	$314,140	$331,935
December 31, 2006			$4,700	$214,294	$218,994

Aggregate annual future payments due to the long-term financial debt were as follows:

Year ending December 31

2008	$17,795
2009	19,358
2010	17,358
2011	16,358
2012	11,671
Thereafter	249,395
Total	$331,935

7.	FINANCIAL INSTRUMENTS

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

The fair value of forward fuel purchases agreement and forward freight agreements are the amounts at which they could be settled at the reporting date, based on quoted market prices of bunker fuel prices and market rates for vessels.

The following table presents the carrying value and fair value of the financial instruments:

	At December 31
	2007		2006
	Carrying value	Fair value	Carrying value	Fair value
Assets

Cash and cash equivalents	$64,262	$64,262	$20,648	$20,648
Restricted cash (1)	55,687	55,687	1,088	1,088
Forward fuel purchases	107	107	-	-

Liabilities

Forward fuel purchases	$-	$-	$98	$98
Forward freight agreements (1)	35,519	35,519	-	-
Loan term financial debt (Current and non-current portion - Note 6)	331,935	326,118	218,994	215,394

(1)  See the caption forward freight agreements in this note.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit risk

The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks and the high credit status of these counterparties.  The Company is also exposed to credit risk in the event of non-performance by counterparties to derivative instruments.  However, the Company limits this exposure by entering into transactions with counterparties that have high credit ratings.  Credit risk with respect to accounts receivable is reduced by the Company by chartering its vessels to established international charterers.

Forward freight agreements (“FFAs”)

During the second quarter of 2007 the Company entered into Forward Freight Agreements (“FFAs”) with an objective to utilize them as either:  (i) economic hedging instruments that reduce its exposure to changes in the spot market rates earned by certain of its vessels in the normal course of its Ocean Business, the Suezmax fleet or (ii) for trading purposes to take advantage of short term fluctuations in the market. These FFAs involve a contract to provide a fixed number of theoretical days of voyages at fixed rates. These contracts are net settled each month with the Company receiving a fixed rate per day and paying a floating amount based on the average of the 4 Capesize Time Charter Routes (“C4TC Index”).  We have contracted our Suezmax fleet for most of 2008 under time charters that are based on the C4TC Index.  The FFAs are hedging fluctuation in the revenues of the Suezmax fleet which may be based on either the C4TC Index or spot rates.

We entered into FFAs via BNP Paribas Commodity Futures Limited ("BNP Paribas") to LCH Clearnet ("LCH"), a London clearing house.

At December 31, 2007 the outstanding FFAs entered by the Company were as follows:

Days		Fixed rate received ($/Day)	Floating rate paid	National amount (in thousands)	Fair value (in thousands)	Settlement date

366		77,250	C4TC	$28,273	$15,877	January to December 2008

180	(1)	80,000	C4TC	14,400	7,325	January to December 2008

180	(1)	79,500	C4TC	14,310	7,415	January to December 2008

180	(1)	51,000	C4TC	9,180	4,902	January to December 2009
				$66,163	$35,519

(1)	Corresponds to 15 days per month.

At December 31, 2007 the fair market value of all FFAs, resulted in a liability to the Company of $35,519 which was offset against the cash collateral amounting to $54,020 and was recorded in the non-current restricted cash on the consolidated balance sheet.

FFAs representing positions from April 2008 to December 2009 have been designated as cash flow hedges for accounting purposes with the change in fair value being recorded in other comprehensive income (loss) as an unrealized loss amounting to $23,800 at December 31, 2007.  Any gain or loss will be realized in future earnings contemporaneously with the related revenue generated for our Suezmax fleet in the Ocean Business.  Approximately $18,900 which is unrealized at December 31, 2007, applies to the next 12 months.  However, these amounts are likely to vary materially as a result of changes in market conditions.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FFAs representing positions from January 2008 to March 2008 and FFAs which were settled between July 2007 and December 2007 were not designated as hedges for accounting purposes.  In connection with these agreements the Company recorded an aggregate net unrealized loss of $11,719 and a realized loss of $6,082 for the year ended December 31, 2007, which is reflected on the Company’s statement of income as Other income (expenses) – Net loss on FFAs.

In connection with these FFAs, at December 31, 2007, we had transferred $54,020 to cover the margin requirements for these transactions. We have a credit facility for a total amount of $9,000 with BNP Paribas to cover initial and variation margin requirements. We will pay interest at LIBOR plus 0.75% per annum if amounts are withdrawn under this facility.  At December 31, 2007 there were no outstanding borrowings.

Although the use of a clearing house reduces the Company’s exposure to counterparty credit risk, the Company is exposed to credit loss in the event of non-performance by the counterparty to the FFAs; however, the Company does not currently expect non-performance by the counterparty.

These FFAs are valued using actively quoted prices and quotes obtained from reputable financial institutions.

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

At December 31, 2007, UABL Limited had forward fuel purchases agreements outstanding for 541,750 gallons with an aggregate notional value of $1,262 and a fair value of $107 which has been recorded in other current assets on the consolidated balance sheet.  Under these agreements, starting January and ending May 2008, UABL Limited pays a fixed price of $2.33 per gallon.

These fuel purchase agreements are valued using actively quoted prices and quotes obtained from reputable financial institutions.

8.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability.  While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company’s consolidated financial position or results of operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue.  Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of $625 and has applied a fine of 100% of this amount. On November 24, 2006, the court confirmed that UABL is not liable for the first two issues. The Company has entered a plea with the respective court contending the interpretation on the third issue where the Company claims to be equally non-liable.

We have been advised by UABL’s counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

b)	Tax claim in Bolivia

On November 3, 2006 and April 25, 2007 the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice informing that UABL International S.A. (a Panamanian subsidiary of the Company in the River Business) would owe taxes to that authority in the amount of $2,800 (including interest) together with certain fines that have not been determined yet.  On June 18, 2007 our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

We have been advised by our local counsel in the case that there is only a remote possibility that UABL International S.A. would be found liable for any of these taxes or fines.

c)	Brazilian customs dispute

Our Brazilian subsidiary UP Offshore Apoio Maritimo Ltda. (“UP Apoio”) is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by our PSV UP Diamante in October 2007. The Customs Authority claims that when the UP Diamante berthed alongside to the CSO Deep Blue (a vessel not owned by us) to transfer certain equipment as part of its employment instructions under its charter with Petróleo Brasileiro S.A. (“Petrobras”), the UP Diamante did not comply with certain regulations applicable to the docking of vessels when one of them is destined for a foreign country.  As a result, the Brazilian Customs Tax Authority commenced an administrative proceeding of which UP Apoio was notified in November 24, 2007, and seeks to impose the maximum customs penalty, which corresponds to the confiscation (“perdimento”) of the vessel UP Diamante in favor of the Brazilian Federal Government.

On December 21, 2007 UP Apoio filed an administrative defense stating that: (i) the legal position taken by Customs Authority is not applicable to the UP Diamante since the “perdimento” is only applicable to vessels coming from or going to abroad, and not to vessels engaged in cabotage voyages as was the UP Diamante; (ii) UP Diamante did not violate the Customs Regulation Code because (a) there is no provision related to the transfer of equipment when one of the vessels is going abroad but the other is not and (b) none of the vessels involved was coming from or going abroad; (iii) confiscation could not be imposed on a vessel owned by UP Apoio because at the time of the alleged infringement the UP Diamante was on hire and under charter to Petrobras and consequently under the control of Petrobras and not of UP Apoio; (iv) the imposition of confiscation violates the principles of proportionality, reasonability and non-confiscation; and (v) confiscation is not applicable because under Brazilian Tax Code, when in case of doubt, the applicable law should be interpreted in favor of the taxpayer, and in this case the report issued by the Brazilian Customs Authorities recognizes the existence of doubt concerning the applicability of the corresponding section of the Customs Regulation.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Based on the foregoing, our Brazilian counsel has considered that the defense presented by UP Apoio is likely to succeed and therefore classified the potential liability as remote.

d)	Fuel supply contract of UABL Paraguay

On February 1, 2008, UABL Paraguay, a river subsidiary of the Company, entered into a fuel supply contract. Under this contract UABL Paraguay has contracted to purchase a minimum amount of fuel per month through the year 2008 and to make a minimum annual payment of $18,600. The price of the cubic meter is equivalent to the price in the international market plus a margin.

e)	Lease obligations

The Company and its subsidiaries lease buildings and operating equipment under various operating leases, which expire from 2008 to 2016 and which generally have renewal options at similar terms. Rental expense under continuing obligations for the three years ended December 31, 2007 was $687, $475 and $322, respectively. At December 31, 2007, obligations under the companies’ operating leases with initial or remaining noncancellable lease terms longer than one year were as follows:

Year ending December 31,

2008	$653
2009	499
2010	339
2011	49
2012	49
Thereafter	189
Total	$1,778

f)	Other

At December 31, 2007, we employed several employees as crew of our vessels. These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure that these agreements will prevent labor interruptions. While we have had no labor interruption in the past we do not believe any labor interruptions will disrupt our operations and harm our financial performance.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

	a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamanian taxes.

	b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

	c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

	d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income (“TOMPI”), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The Company’s tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

	e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished.  A deferred tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

	f)	Chile

Our subsidiary in the Ocean Business, Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

	g)	United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

h)	United States of America (US)

Under the US Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. are characterized as U.S. source shipping income. Such income is subject to 4% US federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the years 2007, 2006 and 2005, our subsidiaries did not derive any US source shipping income. Therefore our subsidiaries are not subject to any US federal income taxes, except our ship management services provided by Ravenscroft.

The accrual for income taxes (which includes TOMPI) is comprised of:

	For the year ended December 31,
	2007	2006	2005

Current	$1,748	$1,305	$178
Deferred	3,138	896	608
	$4,886	$2,201	$786

Ultrapetrol’s pre-tax income for the three years ended December 31, 2007 was taxed in foreign jurisdictions (principally Chile, Brazil, Argentina and Paraguay).

Reconciliation of tax provision to taxes calculated based on the statutory tax rate is as follows:

	For the year ended December 31,
	2007	2006	2005

Pre-tax income	$10,066	$14,646	$25,151
Sources not subject to income tax (tax exempt income)	(1,831)	(8,784)	(23,480)
	8,235	5,862	1,671
Statutory tax rate	35%	35%	35%
Tax expense (benefit) at statutory tax rate	2,882	2,052	585
Rate differential	(728)	(1,027)	(360)
Effects of foreign exchange changes related to Argentinean and Brazilian subsidiaries	1,836	716	-
Others	896	460	561
Income tax provision	$4,886	$2,201	$786

At December 31, 2007, Argentine subsidiaries had a consolidated credit related to TOMPI of $1,705 which expires $151 in 2010, $180 in 2011, $310 in 2012, $167 in 2013, $234 in 2014, $ 264 in 2015, $219 in 2016 and $180 in 2017.

At December 31, 2007, Argentine subsidiaries had accumulated benefit from tax loss carryforwards (“NOLs”) for a consolidated total of $536 that expire in 2012.  The use of the NOLs and TOMPI will depend upon future taxable income in Argentina.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2007, the Brazilian subsidiary had benefit from NOLs for a consolidated total of $224 that do not expire but the usage is limited to 30% of the taxable income in any year. The use of these NOLs will depend upon future taxable income in Brazil.

The components of deferred income taxes included on the balance sheets were as follows:

	At December 31,
	2007	2006
Deferred income tax assets

Other, deferred income tax current assets	$249	$143

NOLs	536	78
TOMPI credit	1,705	1,319
Other	607	550

Total deferred income tax noncurrent assets	2,848	1,947

Total deferred income tax assets	3,097	2,090

Deferred income tax liabilities

Vessels and equipment, net	3,615	2,493
Intangible assets	1,006	1,274
Unrealized exchange differences	5,923	2,650
Other	119	127

Total deferred income tax noncurrent liabilities	10,663	6,544

Net deferred income tax liabilities	$(7,566)	$(4,454)

10.	RELATED PARTY TRANSACTIONS

At December 31, 2007 and 2006, the balances of receivables from related parties, were as follows:

	At December 31,
	2007	2006
Current:

Receivable from related parties

−Maritima Sipsa S.A.	$156	$278
−Puertos del Sur S.A. and O.T.S.	2,582	2,584
−Ravenscroft Shipping Inc.	-	421
−Other	66	39
	$2,804	$3,322
Noncurrent Receivable from related parties - Puertos del Sur S.A. (1)	$2,280	$2,280

(1)	This loan accrues interest at a nominal interest rate of 7% per year, payable semi-annually. The principal will be repaid in 8 equal annual installments, beginning on June 30, 2009.

At December 31, 2007 and 2006 the payable to related parties, was as follows:

	At December 31,
	2007	2006

Payable to related parties - Maritima Sipsa S.A.	$718	$420

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three years ended December 31, 2007, the revenues derived from related parties, were as follows:

	For the years ended December 31,
	2007	2006	2005

Maritima Sipsa S.A. (1)	$2,765	$3,885	$1,976
Maritima Sipsa S.A. (2)	200	194	-
	$2,965	$4,079	$1,976

(1)	Sale and repurchase of vessel Princess Marina

In 2003, the Company entered into certain transactions to sell, and repurchase in 2006, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina.  The combined effect of the sale at $15,100, repurchase at $7,700 and a loan granted to Maritima Sipsa S.A. for $7,400 resulted in no cash flow on a consolidated basis at the time of execution.  The loan is repaid to the Company on a quarterly basis over a three-year period ended June 2006.  In June 2006, the Company and Maritima Sipsa S.A. entered into an amended agreement to modify the delivery date of the vessel to February 2007 or at a later date if the charter is further extended, at a purchase price not exceeding $7,700.  In March 2007, the delivered date was postponed to September 2007 and the purchase price was reduced to $3,645.  In September 2007, the vessel Princess Marina was re-delivered to the Company and sold to a third party as further described in Note 5.  The transaction was recognized in the Company’s statements of income as a lease, reflecting quarterly payments as charter revenues.

(2)	Management fee billed by Ravenscroft

Since the date of acquisition of Ravenscroft and till October 2007 we included the management fee billed by Ravenscroft to Maritima Sipsa S.A., a 49% owned company, for the ship management services for the vessel Princess Marina.  The stipulated fee was $21 per month.

Management fee paid

For the three years ended December 31, 2007 management fees were expensed with the following related parties:

	For the years ended December 31,
	2007	2006	2005

Oceanmarine	$-	$150	$620
Ravenscroft Shipping Inc.	-	361	1,428
Total	$-	$511	$2,118

We purchased Ravenscroft (see Note 3) and hired the administrative personnel and purchased the administration related assets of Oceanmarine in March 2006 (see Note 3); accordingly, after those acquisitions, we did not pay fees to these related parties, but directly incurred in-house all costs of ship management and administration.

Voyage expenses paid to related parties

For the three years ended December 31, 2007, the voyage expenses paid to related parties were as follows:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the years ended December 31,
	2007	2006	2005

Bareboat charter paid (1)	$-	$2,640	$3,977
Brokerage commissions (2)	-	319	707
Commercial commissions (3)	340	125	-
Agency fees (4)	78	79	6
Total	$418	$3,163	$4,690

(1)	Bareboat charter paid to related parties

Since the second quarter of 2005, through our subsidiary, Corporación de Navegación Mundial S.A., the Company entered into a bareboat charter with UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore, for the rental of the two PSVs named UP Safira and UP Esmeralda for a daily lease amount for each one. Since March 21, 2006, the date of our acquisition of control of UP Offshore, our consolidated financial statements included the operations of UP Offshore (Panamá) S.A., a wholly owned subsidiary of UP Offshore, on a consolidated basis.

(2)	Brokerage commissions

Ravenscroft from time to time acted as a broker in arranging charters for the Company’s oceangoing vessels for which Ravenscroft charged brokerage commissions of 1.25% on the freight, hire and demurrage of each such charter.

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

Under this agreement Comintra agreed to assist UP Offshore (Bahamas) Ltd. regarding the commercial activities of UP Offshore (Bahamas) Ltd.’s fleet of six PSVs with the Brazilian offshore oil industry.  Comintra’s responsibilities, among others, include marketing the PSVs in the Brazilian market and negotiating the time charters or other revenue contracts with prospective charterers of the PSVs.

The parties agreed that Comintra’s professional fees under this agreement shall be 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd. on a monthly basis.

Comintra’s services in connection with this agreement began on June 25, 2003, and, unless earlier terminated end on June 25, 2013.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UP Offshore (Bahamas) Ltd. may terminate this agreement (a) at any time upon 30 days notice if (i) PSVs representing more than 50% of the gross time charter revenues of UP Offshore (Bahamas) Ltd. arising from contracts in Brazil are sold or (ii) Ultrapetrol and LAIF cease owning, jointly or separately, more than 50% of UP Offshore (Bahamas) Ltd.’s outstanding voting stock; (b) Comintra breaches any material term of this agreement; (c) in the event of gross negligence or material failure to perform the services by Comintra, or (d) upon mutual agreement.

In the event of termination under subsections (a) or (d) above, such termination shall not be effective unless and until UP Offshore (Bahamas) Ltd. shall have also paid to Comintra $2,500 (less any fees already paid to Comintra through the termination date).  Other than the figures mentioned above no further indemnification will be due by UP Offshore (Bahamas) Ltd. to Comintra.

During 2005 UP Offshore (Bahamas) Ltd. paid an advance to Comintra fees under this agreement in the amount of $1,500.  At December 31, 2007 and 2006 the outstanding balance was $1,027 and $1,367, respectively.

Since March 21, 2006, the date of UP Offshore (Bahamas) Ltd. acquisition, our financial statements included the operations of UP Offshore (Bahamas) Ltd. on a consolidated basis. Therefore, these transactions have been included in the consolidated financial statements since that date.

(4) Agency fees

Pursuant to an agency agreement with Ultrapetrol S.A., UABL S.A. and Ravenscroft, Shipping Services Argentina S.A. (formerly I. Shipping Service S.A.) a company of the same control group as Inversiones Los Avellanos S.A., has agreed to perform the duties of port agent for the Company in Argentina.

Operations in OTS S.A.’s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party.

In 2007, 2006 and 2005 UABL Paraguay paid to OTS S.A. $700, $646 and $610, respectively, for this operation.

11.	SHARE CAPITAL

Common shares and shareholders

On July 20, 2006, the Company adopted a resolution authorizing the amendment and restatement of its Memorandum and Articles of Association which provides among other things for the authorized capital stock of the Company to increase to 100,000,000 shares of common stock, par value $01 per share.

The shares held directly by Inversiones Los Avellanos S.A., Hazels (Bahamas) Investment Inc. and Solimar Holdings Ltd. (collectively the “Original Shareholders”) are entitled to seven votes per share and all other holders of our common stock are entitled to one vote per share. The special voting rights of the Original Shareholders are transferable to each other but are not transferable to our other shareholders and apply only to shares held by the Original Shareholders on the date of the IPO (October 18, 2006) and not to any shares they subsequently purchase or repurchase.

At December 31, 2007 UPB had 100,000,000 authorized shares and 33,443,030 shares issued and outstanding.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2007 our shareholders Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a subsidiary of Inversiones Los Avellanos S.A.) hold 2,977,690, 4,735,517 and 49,659 shares which represent 8,90%, 14.16% and 0.15%, respectively of our common stock.  The voting power for these shares which represents 67.80% of the total voting power and is combined pursuant to an agreement between the Original Shareholders who have agreed to vote their respective shares together in all matters where a vote of UPB’s shareholders is required.

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

On October 20, 2006 UP Offshore (Bahamas) Ltd. redeemed at its option all of the outstanding Series A preferred shares for an amount of $4,303 with the proceeds of our initial public offering described in note 1.

The Company incurred a loss of $914, which was recorded in 2006 in “Minority interest”.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest and income taxes paid for three years ended December 31, 2007, were as follows:

	For the years ended December 31,
	2007	2006	2005

Interest paid	$18,854	$18,574	$17,932
Income taxes paid	$126	$604	$209

14.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River, Offshore Supply and Passenger Business.  The accounting policies of the reportable segments are the same as those for the consolidated financial statements (Note 2). The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

Ocean Business:  In our Ocean Business, we own and operate eight oceangoing vessels and semi-integrated oceangoing tug barge units under the trade name Ultrapetrol. Our Suezmax, Capesize and product tankers vessels transport dry and liquid bulk goods on major trade routes around the globe. Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

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

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), three are employed in the North Sea and two in the Brazilian market.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Passenger Business:  We own and operate two vessels during 2007, which were purchased in 2005.  In November 2007, we sold our largest passenger vessel as further described in Note 5.  The business is concentrated in the Mediterranean Sea.

Ultrapetrol’s vessels operate on a worldwide basis and are not restricted to specific locations.  Accordingly, it is not possible to allocate the assets of these operations to specific countries.  In addition, the Company does not manage its operating profit on a geographic basis.

	For the years ended December 31,
	2007	2006	2005
Revenues (1)

−South America	$115,000	$87,573	$55,455
−Europe	103,116	70,548	59,245
−Asia	639	13,568	9,989
−Other	2,987	1,777	672
	$221,742	$173,466	$125,361

(1)	Classified by country of domicile of charterers.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue by segment consists only of services provided to external customers, as reported in the consolidated statement of operations. Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company’s operations for the year ended December 31, 2007:

	Ocean Business	River Business		Passenger Business	Offshore Supply Business	Total

Revenues	$58,353		$93,940	$27,935	$41,514	$221,742
Running and voyage expenses	19,872		68,822	26,668	15,813	131,175
Depreciation and amortization	16,162		9,771	5,195	4,335	35,463
Gain on sale of vessels	10,282		-	(181)	-	10,101
Segment operating profit	25,222		9,216	(4,498)	15,572	45,512
Segment assets	195,164		179,747	12,821	157,478	545,210
Investments in affiliates	460		1,797	-	-	2,257
Income (Loss) from investment in affiliates	111		(139)	-	-	(28)
Additions to long-lived assets	91,649	(1)	61,996	2,820	26,956	183,421

(1)	Includes 12 river barges and a push boat acquired in the Otto Candies acquisition valued at $ 14,033.

The following schedule presents segment information about the Company’s operations for the year ended December 31, 2006:

	Ocean Business	River Business	Passenger Business	Offshore Supply Business	Total

Revenues	$39,202	$79,124	$28,851	$26,289	$173,466
Running and voyage expenses	14,390	54,131	19,374	9,715	97,610
Depreciation and amortization	14,238	8,136	3,626	2,340	28,340
Segment operating profit	5,566	10,755	5,101	11,480	32,902
Segment assets	100,082	123,077	38,621	130,054	391,834
Investments in affiliates	349	1,936	-	-	2,285
Income (Loss) from investment in affiliates	384	(124)	-	328	588
Additions to long-lived assets	24,953	9,090	10,217	8,439	52,699

The following schedule presents segment information about the Company’s operations for the year ended December 31, 2005:

	Ocean Business	River Business	Passenger Business	Offshore Supply Business	Total

Revenues	$49,874	$54,546	$14,409	$6,532	$125,361
Running and voyage expenses	14,007	43,530	9,326	6,198	73,061
Depreciation and amortization	13,063	7,166	1,104	-	21,333
Gain on sale of vessels	21,867	-	-	-	21,867
Segment operating profit	39,289	366	3,415	183	43,253
Segment assets	98,252	122,594	27,625	29,811	278,282
Investments in affiliates	-	2,060	-	13,638	15,698
Loss from investment in affiliates	179	306	-	12	497
Additions to long-lived assets	$10,678	$12,678	$28,105	$-	$51,461

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of total assets of the segments to amount included in the consolidated balance sheets were as follow:

	At December 31,
	2007	2006

Total assets for reportable segments	$545,210	$391,834
Other assets	12,688	13,897
Corporate cash and cash equivalents	64,262	20,648
Consolidated total assets	$622,160	$426,379

In 2007 revenues from one customer of Ultrapetrol Ocean Business represent, $41,500 or 19% of the Company’s consolidated revenues, revenues from one customer of Ultrapetrol River Business represent $32,900 or 15% of the Company’s consolidated revenues and revenues from one customer of the Ultrapetrol Ocean and Offshore Supply Business represent $30,300 or 14% of the Company’s consolidated revenues.

In 2006 revenues from one customer of Ultrapetrol River Business represent $23,700, or 14% of the Company’s consolidated revenues, revenues from one customer of Ultrapetrol Ocean Business represent $19,200, or 11% of the Company’s consolidated revenues and the revenues from one customer of the Passenger Business represent $17,600, or 10% of the Company’s consolidated revenues.

In 2005 revenues from one customer of Ultrapetrol Ocean and River Business represent $31,200, or 25% of the Company’s consolidated revenues, revenues from one customer of Ultrapetrol Ocean Business represent $21,200, or 17% of the Company’s consolidated revenues and revenues for the only customer of the Passenger Business represent $14,400, or 11% of the Company’s consolidated revenues.

15.	STOCK COMPENSATION

We have adopted the 2006 Stock Incentive Plan, or the 2006 Plan, dated July 20, 2006 which entitles certain of our officers, key employees and directors to receive restricted stock, stock appreciation rights, stock options dividend equivalent rights, unrestricted stock, restricted stock units or performance shares. Under the 2006 Plan, a total of 1,400,000 shares of common stock have been reserved for issuance. The 2006 Plan is administered by our Board of Directors. Under the terms of the 2006 Plan, our Board of Directors is able to grant new options exercisable at a price per share to be determined by our Board of Directors. Under the terms of the 2006 Plan, no options would be able to be exercised until at least one year after the closing of our initial public offering (October 18, 2006).  Any shares received on exercise of the options would not be able to be sold until one year after the date of the stock option grant.  All options will expire ten years from the date of grant. The 2006 Plan expires ten years from the closing of our IPO.

In addition, on July 20, 2006 we entered into separate consulting agreements that became effective upon completion of our initial public offering (October 18, 2006) with companies controlled by our chief executive officer, executive vice president, chief financial officer and chief financial accountant for work they perform for us in various different jurisdictions.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with these agreements, the Company awarded a total of 310,000 shares of restricted common stock at no cost to two companies, one of which is controlled by our chief executive officer and the other by our executive vice president. These shares are non-transferable until they vest, which occurs ratably over a three year period. During the vesting period, the shares have voting rights and cash dividends will be paid if declared. The fair market value of the Company’s shares on the grant date was $11.00. Accordingly, $3.410 is being amortized as compensation expense over the vesting period of three years, using the straight-line method.

On December 5, 2006, the Company granted a total of 36,952 shares of restricted common stock at no cost to its non-employee directors. These shares are non-transferable until they vest, which occurs ratably over a three year period. During the vesting period, the shares have voting rights and cash dividends will be paid if declared. The fair market value of the Company’s shares on the grant date was $12.99. Accordingly, $480 is being amortized as compensation expense over the vesting period of three years, using the straight-line method.

Activity with respect to restricted common stock is summarized as follows:

	For the years ended December 31,
	2007	2006

Nonvested shares outstanding at January 1	346,952	-
Granted	-	346,952
Vested	(115,650)	-
Forfeited	-	-
Nonvested shares outstanding at December 31	231,302	346,952

Total stock based compensation expense was $1,297 in 2007 and $242 in 2006 and is recorded in the same line item as cash compensation.  The unrecognized compensation cost at December 31, 2007 was $2,351 and the weighted average remaining life for unrecognized compensation was 1.75 years.

In addition, the Company awarded to three companies, one of which is controlled by our chief executive officer, one by our executive vice president and the other by our chief financial officer, stock options to purchase a total of 348,750 shares of common stock at an exercise price of $11.00 per share. These stock options vest ratably over a three-year period and expire ten years from the date of grant. The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.77% which is based on the U.S. Treasury yield curve in effect at the time of the grant, expected dividend yield of 0%, expected stock price volatility of 10.32% and expected life of 6 years, which has been computed based on the short-cut method per the Securities and Exchange Commission Staff Accounting Bulletin N° 107. The aggregate fair market value of the stock options on the grant date, $1,444, is being amortized as compensation expenses over the vesting period of three years, using the straight-line method.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Activity and related information with respect to the Company’s stock options is summarized as follows:

	For the years ended December 31,
	2007		2006
	Shares	Exercise price	Shares	Exercise price

Under option at January 1	348,750	$11	-	-
Options granted	-	-	348,750	$11
Options exercised	-	-	-	-
Options forfeited or expired	-	-	-	-
Under option at December 31	348,750	$11	348,750	$11
Options exercisable at December 31	116,250	$11	-	-

Options outstanding at December 31, 2007 had a remaining contractual life of 8.75 years and had an exercise price of $11.00.

Total stock based compensation expenses was $481 in 2007 and $108 in 2006 and is recorded in the same line items as cash compensation.  The unrecognized compensation cost at December 31, 2007 was $855 and the weighted average remaining life for unrecognized compensation was 1.75 years.

16.	SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180 million 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by the majority of the Company’s subsidiaries directly involved in our Ocean, River and Passenger Business.

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

Supplemental condensed combining financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below.  This information is prepared in accordance with the Company’s accounting policies.  This supplemental financial disclosure should be read in conjunction with the consolidated financial statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

AT DECEMBER 31, 2007

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$290,349	$116,818	$14,166	$(418,529)	$2,804
Other current assets	30,714	24,251	47,472	-	102,437
Total current assets	321,063	141,069	61,638	(418,529)	105,241

Noncurrent assets
Vessels and equipment, net	-	139,938	323,532	(1,178)	462,292
Investment in affiliates	134,061	-	2,257	(134,061)	2,257
Other noncurrent assets	6,638	25,402	20,330	-	52,370
Total noncurrent assets	140,699	165,340	346,119	(135,239)	516,919
Total assets	$461,762	$306,409	$407,757	$(553,768)	$622,160

Current liabilities
Payables to related parties	$1,097	$270,215	$147,935	$(418,529)	$718
Current portion of long-term financial debt	4,688	-	13,107	-	17,795
Other current liabilities	2,522	8,264	11,174	-	21,960
Total current liabilities	8,307	278,479	172,216	(418,529)	40,473

Noncurrent liabilities
Long-term financial debt net of current portion	200,313	-	113,827	-	314,140
Other noncurrent liabilities	-	562	10,101	-	10,663
Total noncurrent liabilities	200,313	562	123,928	-	324,803
Total liabilities	208,620	279,041	296,144	(418,529)	365,276

Minority interest	-	-	-	3,742	3,742

Shareholders’ equity	253,142	27,368	111,613	(138,981)	253,142

Total liabilities, minority interest and shareholders’ equity	$461,762	$306,409	$407,757	$(553,768)	$622,160

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

AT DECEMBER 31, 2006

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$198,033	$26,615	$13,158	$(234,484)	$3,322
Other current assets	16,191	13,351	21,906	-	51,448
Total current assets	214,224	39,966	35,064	(234,484)	54,770

Noncurrent assets
Vessels and equipment, net	-	130,666	205,990	(3,465)	333,191
Investment in affiliates	142,759	-	2,285	(142,759)	2,285
Other noncurrent assets	6,233	10,732	19,168	-	36,133
Total noncurrent assets	148,992	141,398	227,443	(146,224)	371,609
Total assets	$363,216	$181,364	$262,507	$(380,708)	$426,379

Current liabilities
Payables to related parties	$1,097	$144,779	$89,028	$(234,484)	$420
Current portion of long-term financial debt	-	-	4,700	-	4,700
Other current liabilities	2,690	4,289	10,672	-	17,651
Total current liabilities	3,787	149,068	104,400	(234,484)	22,771

Noncurrent liabilities
Long-term financial debt net of current portion	180,000	-	34,294	-	214,294
Other noncurrent liabilities	-	346	6,448	-	6,794
Total noncurrent liabilities	180,000	346	40,742	-	221,088
Total liabilities	183,787	149,414	145,142	(234,484)	243,859

Minority interest	-	-	-	3,091	3,091

Shareholders’ equity	179,429	31,950	117,365	(149,315)	179,429

Total liabilities, minority interest and shareholders’ equity	$363,216	$181,364	$262,507	$(380,708)	$426,379

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$92,932	$133,588	$(4,778)	$221,742

Operating expenses	(7,763)	(73,386)	(99,801)	4,720	(176,230)
Operating profit (loss)	(7,763)	19,546	33,787	(58)	45,512

Investment in affiliates	12,558	-	(28)	(12,558)	(28)
Other income (expenses)	(354)	(32,301)	(2,763)	-	(35,418)
Income before income tax and minority interest	4,441	(12,755)	30,996	(12,616)	10,066

Income taxes	-	(44)	(4,842)	-	(4,886)
Minority interest	-	-	-	(739)	(739)
Net income	$4,441	$(12,799)	$26,154	$(13,355)	$4,441

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$94,823	$97,599	$(18,956)	$173,466

Operating expenses	(2,974)	(78,174)	(78,314)	18,898	(140,564)
Operating profit (loss)	(2,974)	16,649	19,285	(58)	32,902

Investment in affiliates	11,857	-	588	(11,857)	588
Other income (expenses)	1,643	(15,545)	(4,942)	-	(18,844)
Income before income tax and minority interest	10,526	1,104	14,931	(11,915)	14,646

Income taxes	-	(813)	(1,388)	-	(2,201)
Minority interest	-	-	-	(1,919)	(1,919)
Net income	$10,526	$291	$13,543	$(13,834)	$10,526

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$73,243	$58,869	$(6,751)	$125,361

Operating expenses	(1,606)	(49,725)	(37,509)	6,732	(82,108)
Operating profit (loss)	(1,606)	23,518	21,360	(19)	43,253

Investment in affiliates	15,768	-	(497)	(15,768)	(497)
Other income (expenses)	406	(14,842)	(3,169)	-	(17,605)
Income before income tax and minority interest	14,568	8,676	17,694	(15,787)	25,151

Income taxes	-	(409)	(377)	-	(786)
Minority interest	-	-	-	(9,797)	(9,797)
Net income	$14,568	$8,267	$17,317	$(25,584)	$14,568

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2007

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income	$4,441	$(12,799)	$26,154	$(13,355)	$4,441
Adjustments to reconcile net income to net cash (used in) provided by operating activities	(11,874)	27,929	8,049	13,355	37,459
Net cash (used in) provided by operating activities	(7,433)	15,130	34,203	-	41,900

Intercompany sources	(92,316)	(90,203)	-	182,519	-
Non-subsidiary sources	-	(24,497)	(176,151)	-	(200,648)
Net cash (used in) provided by investing activities	(92,316)	(114,700)	(176,151)	182,519	(200,648)

Intercompany sources	-	103,313	79,206	(182,519)	-
Non-subsidiary sources	115,287	-	87,075	-	202,362
Net cash (used in) provided by financing activities	115,287	103,313	166,281	(182,519)	202,362
Net increase (decrease) in cash and cash equivalents	$15,538	$3,743	$24,333	$-	$43,614

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2006

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income	$10,526	$291	$13,543	$(13,834)	$10,526
Adjustments to reconcile net income to net cash (used in) provided by operating activities	(8,733)	19,521	(6,347)	13,834	18,275
Net cash (used in) provided by operating activities	1,793	19,812	7,196	-	28,801

Intercompany sources	(58,516)	(22,035)	2,000	78,551	-
Non-subsidiary sources	(53,848)	(17,511)	(32,670)	-	(104,029)
Net cash (used in) provided by investing activities	(112,364)	(39,546)	(30,670)	78,551	(104,029)

Intercompany sources	(2,000)	17,900	62,651	(78,551)	-
Non-subsidiary sources	125,129	-	(37,167)	-	87,962
Net cash (used in) provided by financing activities	123,129	17,900	25,484	(78,551)	87,962
Net increase (decrease) in cash and cash equivalents	$12,558	$(1,834)	$2,010	$-	$12,734

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2005

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income	$14,568	$8,267	$17,317	$(25,584)	$14,568
Adjustments to reconcile net income to net cash (used in) provided by operating activities	(15,057)	7,919	(16,343)	25,584	2,103
Net cash (used in) provided by operating activities	(489)	16,186	974	-	16,671

Intercompany sources	(15,745)	(3,835)	(457)	20,037	-
Non-subsidiary sources	(13,401)	(41,214)	27,890	-	(26,725)
Net cash provided by (used in) investing activities	(29,146)	(45,049)	27,433	20,037	(26,725)

Intercompany sources	3,056	25,994	(9,013)	(20,037)	-
Non-subsidiary sources	29,386	-	(23,020)	-	6,366
Net cash provided by (used in) financing activities	32,442	25,994	(32,033)	(20,037)	6,366
Net increase (decrease) in cash and cash equivalents	$2,807	$(2,869)	$(3,626)	$-	$(3,688)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	SUBSEQUENT EVENTS

Forward currency agreement

On January 15, 2008, we entered into a forward currency agreement with DVB AG to sell £500,000 per month between January and December 2008 at an average exchange rate of $1.945 per £.  These contracts enable the Company to sell pounds in the future at a fixed exchange rate, which could offset possible consequences of changes in foreign exchange rates with respect to the Company’s operations in the North Sea related to its Offshore Supply Business.

Forward freight agreements (FFAs)

On January 22, 2008, we have entered into an FFA for trading purposes whereby one of our subsidiaries contracted via BNP Paribas with LCH Clearnet (LCH) to charge LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 60 days (29 days in February 2008 and 31 days in March 2008) in exchange for a fixed rate of $94,000 per day.

Four-year term $25,000 secured loan agreement with Banco BICE

On January 25, 2008, Lowrie Shipping LLC (our wholly owned subsidiary in the Ocean Business and the owner of the Princess Marisol), as Borrower, Ultrapetrol (Bahamas) Limited, as Guarantor, and Tuebrook Holdings Inc., as Pledgor entered into a four-year term, $25,000 secured loan agreement with Banco BICE for the purpose of repaying the $25,000 we have borrowed from Banco BICE under the revolving credit facility.

On January 29, 2008 we drew down $25,000 under the secured loan agreement.

The loan shall be repaid by 16 consecutive quarterly installment of $1,562 each beginning in April 2008. The loan accrues interest at LIBOR plus 2.95% per annum.

The loan is secured by a mortgage on the Princess Marisol and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Limited and Angus Shipping LLC.  The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.  The agreement governing the facility also contains customary events of default.

Purchase of 18 Mississippi barges and a push-boat

On February 5, 2008, we entered into a purchase agreement to acquire 18 Mississippi barges for a total purchase price of $2,444.  On February 21, 2008, we entered into a purchase agreement to acquire a 7,200 HP push-boat, the M/V Harry Waddington, for a total purchase price of $4,750.

This equipment will be positioned in the Hidrovia Region during the second quarter of 2008.

PSVs in China

On February 26, 2008 we paid $10,520 corresponding to the first installment under the building contracts of the two PSVs under construction in China.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:

We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Ultrapetrol (Bahamas) Limited’s internal control over financial reporting at December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2008 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 13, 2008	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

/s/ Ezequiel A. Calciati
EZEQUIEL A. CALCIATI
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:

We have audited Ultrapetrol (Bahamas) Limited’s internal control over financial reporting at December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ultrapetrol (Bahamas) Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ultrapetrol (Bahamas) Limited maintained, in all material respects, effective internal control over financial reporting at December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Ultrapetrol (Bahamas) Limited and its subsidiaries at December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 of Ultrapetrol (Bahamas) Limited and its subsidiaries and our report dated March 13, 2008 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 13, 2008	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

/s/ Ezequiel A. Calciati
EZEQUIEL A. CALCIATI
Partner

Item 19.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of Incorporation and By-laws of Ultrapetrol (Bahamas) Limited.*
1.2	Articles of Incorporation (English translation) and By-laws of Baldwin Maritime Inc.*
1.3	Articles of Incorporation (English translation) and By-laws of Bayham Investments S.A.*
1.4	Articles of Incorporation (English translation) and By-laws of Cavalier Shipping Inc.*
1.5	Bylaws (English translation) of Corporacion De Navegacion Mundial S.A.*
1.6	Articles of Incorporation (English translation) and By-laws of Danube Maritime Inc.*
1.7	Articles of Incorporation and By-laws of General Ventures Inc.*
1.8	Articles of Incorporation (English translation) and By-laws of Imperial Maritime Ltd. (Bahamas) Inc.*
1.9	Articles of Incorporation (English translation) and By-laws of Kattegat Shipping Inc.*
1.10	Memorandum of Association and Articles of Association of Kingly Shipping Ltd.*
1.11	Memorandum of Association and Articles of Association of Majestic Maritime Ltd.*
1.12	Articles of Incorporation and Bylaws of Massena Port S.A. (English translation)*
1.13	Memorandum of Association and Articles of Association of Monarch Shipping Ltd.*
1.14	Memorandum of Association and Articles of Association of Noble Shipping Ltd.*
1.15	Articles of Incorporation (English translation) and Bylaws (English translation) of Oceanpar S.A.*
1.16	Articles of Incorporation (English translation) and By-laws of Oceanview Maritime Inc.*
1.17	Articles of Incorporation and Bylaws of Parfina S.A. (English translation)*
1.18	Articles of Incorporation (English translation) and By-laws of Parkwood Commercial Corp.*
1.19	Articles of Incorporation (English translation) and By-laws of Princely International Finance Corp.*
1.20	Memorandum of Association (English translation) and Articles of Association of Regal International Investments S.A.*
1.21	Articles of Incorporation (English translation) and By-laws of Riverview Commercial Corp.*
1.22	Memorandum of Association and Articles of Association of Sovereign Maritime Ltd.*
1.23	Articles of Incorporation (English translation) and By-laws of Stanmore Shipping Inc.*
1.24	Articles of Incorporation (English translation) and By-laws of Tipton Marine Inc.*
1.25	Articles of Incorporation (English translation) and By-laws of Ultrapetrol International S.A.*
1.26	Articles of Incorporation and Bylaws of Ultrapetrol S.A. (English translation)*
1.27	Memorandum of Association and Articles of Association of UP Offshore (Holdings) Ltd.*
2.1	Form of Global Exchange Notes (attached as Exhibit A to Exhibit 4.3).*
2.2	Registration Rights Agreement dated November 10, 2004.*
2.3	Indenture dated November 24, 2004.*
2.4	Form of Subsidiary Guarantee (attached as Exhibit F to Exhibit 10.4).*
4.1	Stock Purchase Agreement dated March 21, 2006 by and between Ultrapetrol (Bahamas) Limited and LAIF XI, LTD**
4.2	Stock Purchase Agreement dated March 20, 2006 by and among Ultrapetrol (Bahamas) Limited, Crosstrade Maritime Inc, and Crosstrees Maritime Inc.**
7	Statement of Ratio of Earning to Fixed Charges
8	Subsidiaries***
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer

____________________

*	Incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol (Bahamas) Limited filed March 4, 2005 (Reg. No. 333-8878).

**   Incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856)0.

***   Included in Item 4.C. of this Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf on March 13, 2008.

ULTRAPETROL (BAHAMAS) LIMITED

/s/ Felipe Menendez Ross
Felipe Menendez Ross
President