Form 20-F
period 2008-12-31
ULTRAPETROL BAHAMAS LTD
filed 2009-03-17
CIK 1062781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
[    ]                             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]                                     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

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

Leonard J. Hoskinson. Tel.: 1 (242) 364-4755. E-mail: lhoskinson@ultrapetrol.net. Address: Ocean Centre, Montagu Foreshore, East Bay St.,
P.O. Box SS-19084, Nassau, Bahamas.
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Common Shares, $0.01 par value	29,519,936 Shares Outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes___      No    X

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

Yes    X           No

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.  (Check one):

   Large accelerated filer  _____    Accelerated filer    X          Non-accelerated filer

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing.

|X| U.S. GAAP	|_| International Financial Reporting Standards as issued by the International Accounting Standards Board
|_| Other

Indicate by check mark which financial statement item the Registrant has elected to follow.

                                Item 17  _____   Item 18    X

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  _____   No    X

INDEX TO REPORT ON FORM 20-F

i

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “should,” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties that are described more fully in this report in the section titled “Risk Factors” in Item 3.D of this report. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

●	future operating or financial results;

●	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

●	general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand;

●	our ability to obtain additional financing;

●	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

●	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives;

●	our dependence upon the abilities and efforts of our management team;

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

●	the highly competitive nature of the ocean-going transportation industry;

●	the loss of one or more key customers;

●	fluctuations in foreign exchange rates;

ii

●	failure to pay resulting in default by one or more of our counterparts in Future Freight Agreements (“FFAs”), fuel swaps, or other derivatives;

●	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs;

●	potential liability from future litigation; and

●	other factors discussed in the section titled “Risk Factors” in Item 3.D of this report.

iii

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 – KEY INFORMATION

A.         SELECTED FINANCIAL DATA

The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited (the “Company”) is for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 and has been derived from the Company’s Financial Statements. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

		Year Ended December 31,
	2004	2005	2006	2007	2008
		(Dollars in thousands)
Statement of Income Data:
Revenues	$95,160	$110,952	$144,615	$193,807	$303,575
Operating expenses(1)	(40,815)	(63,735)	(78,236)	(104,507)	(164,476)
Depreciation and amortization	(18,688)	(20,229)	(24,714)	(30,268)	(38,620)
Administrative and commercial expenses	(9,007)	(8,852)	(14,416)	(20,355)	(24,396)
Other operating income (expenses)	784	22,021	(198)	10,944	6,513
Operating profit	27,434	40,157	27,051	49,621	82,596

Financial expense and other financial expenses(2)	(16,134)	(17,494)	(18,921)	(20,440)	(30,542)
Financial loss on extinguishment of debt	(5,078)	--	(1,411)	--	--
Financial income	119	1,152	733	2,916	1,156
Gain (losses) on derivatives, net	--	--	--	(17,801)	8,816
Investment in affiliates	406	(497)	588	(28)	(442)
Other, net	174	384	859	(339)	(558)

Income from continuing operations before income tax and minority interest	6,921	23,702	8,899	13,929	61,026
Income taxes	(642)	(786)	(2,101)	(4,832)	4,173
Minority interest	(1,140)	(9,797)	(1,919)	(739)	(1,228)

Income from continuing operations	$5,139	$13,119	$4,879	$8,358	$63,971
Income (loss) from discontinued operations(3)	--	$1,449	$5,647	$(3,917)	$(16,448)
Net Income	$5,139	$14,568	$10,526	$4,441	$47,523

Basic income (loss) per share
From continuing operations	$0.33	$0.85	$0.27	$0.26	$1.99
From discontinued operations	--	$0.09	$0.32	$(0.12)	$(0.51)
	$0.33	$0.94	$0.59	$0.14	$1.48
Diluted income (loss) per share
From continuing operations	$0.33	$0.85	$0.27	$0.26	$1.99
From discontinued operations	--	$0.09	$0.31	$(0.12)	$(0.51)
	$0.33	$0.94	$0.58	$0.14	$1.48
Basic weighted average number of shares	15,500,000	15,500,000	17,965,753	31,596,346	32,114,199
Diluted weighted average number of shares	15,500,000	15,500,000	18,079,091	31,923,350	32,213,741

Balance Sheet Data (end of period):
Cash and cash equivalents	$11,602	$7,914	$20,648	$64,262	$105,859
Restricted cash	2,975	3,638	--	--	2,478
Working capital(4)	13,441	26,723	31,999	64,768	135,746
Vessels and equipment, net	160,535	154,769	299,600	452,544	552,683
Total assets	273,648	278,282	426,379	622,160	825,059
Total debt(5)	220,413	211,275	220,685	334,514	415,507
Shareholders’ equity	28,910	43,474	179,429	253,142	371,889

Statement of Cash Flow Data (end of period):
Total cash flows from operating activities	23,129	16,671	28,801	41,900	71,257
Total cash flows used in investing activities	(57,556)	(26,725)	(104,029)	(200,648)	(87,991)
Total cash flows from financing activities	37,781	6,366	87,962	202,362	58,331
Consolidated EBITDA(6)	$45,681	$55,828	$62,417	$64,968	$116,859

(1)
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

(2)	Includes a $5.4 million loss in 2008 due to fluctuations in foreign currencies against the U.S. dollar.

(3)	Net of income tax effect.

(4)	Current assets less current liabilities.

(5)	Includes accrued interests.

(6)	The following table reconciles our EBITDA to our cash flows from operating activities:

		Year Ended December 31,

	2004	2005	2006	2007	2008
		(Dollars in thousands)

Net cash provided by operating activities from continuing operations	$23,129	$16,112	$22,030	$40,451	$79,902
Net cash (used in) provided by operating activities from discontinued operations	--	559	6,771	1,449	(8,645)
Total cash flows from operating activities	23,129	16,671	28,801	41,900	71,257
Plus
Adjustments from continuing operations
Increase / Decrease in operating assets and liabilities	(3,747)	(1,973)	7,162	6,354	15,415
Expenditure for dry docking	11,139	8,427	4,678	2,724	3,105
Income taxes	642	786	2,101	4,832	(4,173)
Financial expenses	16,134	17,494	18,921	20,440	25,128
Net gain (losses) on derivatives, net	--	--	--	(17,801)	8,816
Gain on disposal of assets	41	21,867	630	10,282	--
Premium paid on redemption of preferred shares	--	--	914	--	--
Other adjustments	(1,657)	(11,085)	(3,496)	(3,384)	(4,647)

Adjustments from discontinued operations
Increase / Decrease in operating assets and liabilities	--	1,994	2,344	(2,114)	1,457
Expenditure for dry docking	--	--	158	2,124	289
Income taxes	--	--	100	54	--
Financial expenses	--	1,647	104	(262)	212
(Gain) on disposal of assets	--	--	--	(181)	--
Other adjustments	--	--	--	--	--

EBITDA from continuing operations	$45,681	$51,628	$52,940	$63,898	$123,546
EBITDA from discontinued operations	--	$4,200	$9,477	$1,070	$(6,687)
Consolidated EBITDA	$45,681	$55,828	$62,417	$64,968	$116,859

EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company’s 9% First Preferred Ship Mortgage Notes due 2014. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management’s discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include the following:

•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs,

•	EBITDA does not include income taxes, which are a necessary and ongoing cost of our operations,

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•	EBITDA does not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA does not, therefore, reflect any cash requirements for such replacements; and

•	EBITDA can be affected by the lease rather than purchase of fixed assets.

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

The oceangoing cargo transportation industry is both cyclical and volatile, with frequent and large fluctuations in charter rates. The charter rates earned by the vessels in our Ocean Business will depend in part upon the state of the vessel market at the time we seek to charter them. We cannot control the forces affecting the supply and demand for these vessels or for the goods that they carry or predict the state of the vessel market on any future date. If the vessel market is in a period of weakness when our vessels’ charters expire or are about to expire, we may be forced to re-charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.

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

We derive a significant portion of our River Business revenue from transporting soybeans and other agricultural and mineral products produced in the Hidrovia Region, as well as petroleum products consumed in the region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of agricultural products, which would likely result in a reduction in demand for our services. Drought conditions have affected the production of agricultural products during several years like 2005 and 2006, and are expected to have a negative impact in 2009 as well. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers, as was the case in the High Parana River during the fourth quarters of 2007 and 2008.

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

•     the availability and price of alternative means of transporting goods out of the Hidrovia Region; and

•     the ability of buyers of commodities to open letters of credit and generally the ability of obtaining financing on reasonable terms or at all.

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

Demand for our platform supply vessels, or PSVs, depends on the level of activity in offshore oil and gas exploration, development and production.

The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors. A prolonged, material downturn in oil and natural gas prices is likely to cause a substantial decline in expenditures for exploration, development and production activity, which would likely result in a corresponding decline in the demand for PSVs and thus decrease the utilization and charter rates of our PSVs. Recently, the price of West Texas Intermediate crude oil has decreased from a high of $134 in June 2008 to $39 in February 2009. An increase in the order book for new tonnage beyond the growth of demand could result in a decline of the charter rates paid for PSVs in the market. Such decreases in demand or increases in supply could have an adverse effect on our financial condition and results of operations. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies may not result in increased demand for our PSVs. The factors affecting the supply and demand for PSVs are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. If the PSV market is in a period of weakness when our vessels’ charters expire, or when new vessels are delivered, we may be forced to charter or re-charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.

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

•     the number of newbuilding deliveries; and

•     deployment of additional PSVs to areas in which we operate.

Our vessels and our reputation are at risk of being damaged due to operational hazards that may lead to unexpected consequences, which may adversely affect our earnings.

Our vessels and their cargos are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, structural failures, human error, war, terrorism, piracy and other circumstances or events. All of these hazards can also result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates or loss of insurance cover, damage to our customer relationships that could limit our ability to successfully compete for charters, delay or rerouting, each of which could adversely affect our business. Further, if one of our vessels were involved in an accident with the potential risk of environmental pollution, the resulting media coverage could adversely affect our business.

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

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common shares to decline.

The United States has entered into a recession and other parts of the world are exhibiting deteriorating economic trends. For example, the credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common shares to further decline significantly.

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

The shipping industry is subject to extensive and changing international conventions and treaties, national, state and local environmental and operational safety laws and regulations in force in international waters and the jurisdictional waters of the countries in which the vessels operate, as well as in the country or countries in which such vessels are registered. These laws and regulations govern, among other things, the management and disposal of hazardous materials and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management, and include (i) the U.S. Oil Pollution Act of 1990, as amended, or OPA, (ii) the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, and its protocols of 1976, 1984, and 1992, or CLC, (iii) the IMO International Convention for the Prevention of Pollution from Ships, or MARPOL, (iv) the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001, (v) the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, (vi) the International Convention on Load Lines of 1966, (vii) the U.S. Maritime Transportation Security Act of 2002 and (viii) the International Ship and Port Facility Security Code, among others. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Many of these environmental requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

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

All of our vessels are subject to Annex VI regulations. While we expect that our newbuilding vessels will meet relevant Annex VI requirements at the time of their delivery and that our existing fleet will comply with such requirements, subject to classification society surveys on behalf of the flag state, such compliance could require modifications to the engines or the addition of expensive emissions control systems, or both, as well as the use of low sulphur fuels. At present our vessels are complying with these requirements. It could happen that from time to time additional requirements may arise, but we do not expect them to have a material adverse effect on our operating costs.

MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Our Product Tankers (Miranda I, Alejandrina, Austral and Amadeo) and two of our Suezmax OBO vessels, Princess Nadia and Princess Susana, are fully certified by class as double hull vessels. Our third Suezmax OBO vessel, Princess Katherine, currently does not meet the configuration criteria and will require minor modifications to comply with these criteria before the end of 2010. These modifications will not involve major steel work. Our oceangoing barge Parana Petrol (formerly named Alianza G3), although of double hull construction, does not meet the minimum height criteria in double bottoms and the minimum distance in double side in correspondence with her slop tanks required by Rule 19 (formerly Rule 13) and, therefore, currently has a phase out date of December 2008. However, we have obtained a reconsideration from the Argentine Coast Guard which in practice means that this unit may be allowed to operate in inland Argentine waters in her present state until the end of her useful life.

In the United States, OPA provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coasts. OPA provides for unlimited liability in some circumstances, such as a vessel operator’s gross negligence or willful misconduct. Liability limits provided for under OPA may be updated from time to time. OPA also permits states to set their own penalty limits. Most states bordering navigable waterways impose unlimited liability for discharges of oil in their waters. The IMO has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner’s intentional or reckless conduct. The IMO and the European Union, or EU, also have adopted separate phase-out schedules applicable to non-double hull tankers operating in international and EU waters. These regulatory programs may require us to introduce modifications or changes to tank configuration to meet the EU double hull standards for our vessels or otherwise remove them from operation.

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

____________
*
As per the last Tank Vessel Examination Letter, or TVEL/Certificate of Compliance, or COC. If the Princess Nadia and / or Princess Susana were to enter a U.S. port, their new TVEL / COC should show no phase-out date since after their dry docks (carried out between December 2006 and January 2007) both vessels comply with OPA for existing vessels.

**
The USCG inspects vessels upon entry to U.S. ports and determines when such vessels will be phased out under OPA, the dates of which are recorded in the TVEL or the COC. On April 30, 2001, the USCG replaced the TVEL with a newly generated document, the COC. The USCG issues the COC for each tanker if and when the vessel calls on a U.S. port and the COC is valid for a period of two years, with mid-period examination. All above TVEL are therefore expired and these vessels must be re-inspected upon their next entry into a U.S. port.

There was no phase-out date imposed on Princess Katherine at the time of its last inspection by the USCG. However, Princess Katherine could be given a phase out date if or when next inspected by the USCG since we have not yet made the necessary minor modifications in order to make her compliant with OPA for existing vessels.

The oceangoing cargo transportation industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources or newer ships.

We employ our vessels in highly competitive markets. The oceangoing market is international in scope and we compete with many different companies, including other vessel owners and major oil companies, such as Transpetro, a subsidiary of Petrobras. In our Offshore Supply Business, we compete with companies that operate PSVs, such as GulfMark, Maersk, Seacor and Tidewater. Some of these competitors are significantly larger than we are and have significantly greater resources than we do. This may enable these competitors to offer their customers lower prices, higher quality service and greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers. Further, some of these competitors, such as Transpetro, are affiliated with or owned by the governments of certain countries, and may receive government aid or legally imposed preferences or other assistance, that are unavailable to us.

Our Oil-Bulk-Ore vessels, or OBOs, are less desired by certain charterers in the tanker market and their age may become an obstacle to chartering them.

OBOs are versatile because they can transport both petroleum products and dry bulk cargos. Unlike the more traditional type of tanker, an OBO has fewer tanks, but each tank is generally larger. Prior to the advent of computerized loading systems, the possibility of cargo shifting that could result in a vessel becoming unstable, required the use of extra caution when loading an OBO. While this issue, like other concerns originally linked to OBOs, has been solved with new technology, OBOs are still less desired by certain charterers who prefer to use the more traditional form of tanker to transport oil and other petroleum products. To the extent any charterers elect not to employ our OBOs and instead use standard tankers, this could have a negative impact on our business and financial results. Some of our vessels are over 20 years of age and may not be eligible for chartering by some major charterers resulting in lower charter earnings or the impossibility to charter them at all.

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

The hull and machinery of our offshore supply fleet and ocean fleet and parts of our river fleet are classed by classification societies. The classification society certifies that a vessel is in class, and may also issue the vessel’s safety certification in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our classed vessels are currently enrolled with classification societies that are members of the International Association of Classification Societies.

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

Terrorist attacks have, in the past, targeted shipping interests, including ports or vessels. For example in October 2002, there was a terrorist attack on the VLCC Limburg, a vessel not related to us. Any future attack in the markets we serve may negatively affect our operations or demand for our services, and such attacks may also directly impact our vessels or our customers. Further, insurance may not cover our loss or liability for terrorist attacks on our vessels or cargo either fully or at all. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

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

We employ our ocean and offshore vessels on spot voyages, which are typically single voyages for a period of less than 60 days for our ocean vessels and five days for our PSVs, and on time charters and contracts of affreightment, which are longer term contracts for periods of typically three months to three years or more. As of December 31, 2008, six of our nine oceangoing vessels were employed under time charters expiring on dates ranging between three and 45 months, the vast majority of our fleet of pushboats and barges in our River Business were employed under contracts of affreightment ranging from one month to six years, and our three PSVs operating in the North Sea were employed under time charters expiring on dates ranging between four and six months. In addition, as of December 31, 2008 our two PSVs operating in Brazil were time chartered for periods expiring four to ten months later.

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

Furthermore, because the volume of cargo we ship in our River Business during a normal crop year is at or near the capacity of our barges during the peak season, our ability to increase volumes shipped in our River Business is limited by our ability to increase our barge fleet’s carrying capacity, either through purchasing additional barges or increasing the size of our existing barges.

Our subsidiaries' credit facilities and the indenture governing our 9% First Preferred Ship Mortgage Notes due 2014, or the Notes, impose significant operating and financial restrictions on us that may limit our ability to successfully operate our business.

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

For further information on this matter please refer to “Description of Credit Facilities and Other Indebtedness” in Item 5.B of this report. These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

In addition, some of our subsidiaries' credit facilities require that our subsidiaries maintain specified financial ratios and satisfy financial covenants and debt-to-asset and smilar ratios. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants and ratios. Events beyond our control, including changes in the economic and business conditions in the markets in which our subsidiaries operate, may affect their ability to comply with these covenants. We cannot assure you that our subsidiaries will meet these ratios or satisfy these covenants or that our subsidiaries' lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our subsidiaries' credit facilities would prevent our subsidiaries from borrowing additional money under the facilities and could result in a default under them.

If a default occurs under our credit facilities or those of our subsidiaries, the lenders could elect to declare such debt, together with accrued interest and other fees and expenses, to be immediately due and payable and proceed against the collateral securing that debt. Moreover, if the lenders under a credit facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a cross default under other debt. If all or part of our debt were to be accelerated, we may not have or be able to obtain sufficient funds to repay it upon acceleration.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the Notes, and any amounts borrowed under any of our subsidiaries’ credit facilities, and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all, or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness, including the Notes and any amounts borrowed under our subsidiaries’ credit facilities, or to fund our other liquidity needs.

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

We may be unable to obtain financing for our growth or to fund our future capital expenditures, which could negatively impact our results of operations and financial condition.

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

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

The London market for dollar loans between banks has recently been volatile, with the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

We may not be able to cover the margins that our cleared Forward Freight Agreements, or FFAs, might require.

As any other derivative instrument, cleared FFAs may require cash to cover margins. Our ability to cover required margins may be limited by lack of cash or readily available credit lines at the time of such margin calls, as well as by abnormally large margin calls due to market volatility. If we fail to cover margin calls, the bank that manages our account may settle down – partially or totally – the FFAs we have contracted, consequently debiting – partially or totally – the outstanding margins in our account at such date which may result in losses and / or loss of coverage, thus leaving the vessels’ earnings exposed to the volatility of the spot market. As of December 31, 2008, the mark-to-market of our cleared FFAs positions was positive for us in $5.8 million.

Investment in FFAs and other derivative instruments could result in losses.

We enter into FFAs for trading purposes or to utilize them as economic hedges to reduce our exposure to changes in the rates earned by some of our vessels in the normal course of our Ocean Business. FFAs generally cover periods ranging from one month to one year and involve contracts to provide a fixed number of theoretical days of voyages at fixed rates. Upon settlement, if the contracted charter rate is less than the settlement rate, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Inversely, if the contracted rate is greater that the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs and do not correctly anticipate rate movements or our assumptions regarding the relative relationships of certain vessels’ earnings and other factors relevant to the FFA markets are incorrect, we could suffer losses in settling or terminating our FFAs. FFAs may be executed through, a clearing house, but may also be agreed “over the counter” in which case each party is accepting the signature of the other party as sufficient guarantee of its obligations under the contract.

Although clearing houses require the posting of cash as collateral to cover margins, the use of a clearing house reduces the Company’s exposure to counterparty credit risk. We are exposed to market risk in relation to our positions in FFAs and could suffer substantial losses from these activities in the event our expectations prove to be incorrect. Certain FFAs may qualify as cash flow hedges for accounting purposes with the change in fair value of the effective portions being recorded in accumulated other comprehensive income (loss) as an unrealized profit or loss. The qualification of a cash flow hedge for accounting purposes may depend upon the employment of some of our vessels matching those taken into consideration when calculating the value of the FFAs we have entered into.

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

Certain FFAs entered into for the charter hire of one or more of our vessels may cease to have that effect totally or partially. This may happen because the ship or ships the charter hire of which we intend to hedge may suffer an accident or become otherwise unable to render service on a temporary or permanent basis or because we may have miscalculated the day on which one or more of our vessels becomes free from a contracted employment, because our vessels are unable to earn the percentage of the typical vessel on which FFA values are published that we estimated when calculating the hedge, because one or more of our ships was sold, or because for whatever reason the actual rates of the vessels intended to be hedged do not mirror the parameters that were taken into consideration when calculating the hedge. In all these cases we may suffer losses.

Some of our FFAs may not qualify as cash flow hedges for accounting purposes and consequently we may have to record the market variation of such positions every quarter in our income statement as a financial result. Therefore the mark to market losses or gains resulting from these transactions will affect our published results in the quarter in which they are reported and may affect the value of our shares.

As of December 31, 2008, all of our FFAs covering positions in 2009 and 2010 qualified as cash flow hedges and had a mark-to-market of $65.7 million.

If counterparties to our FFAs fail to make payments under the FFAs to us, it could affect our profitability, earnings and cash flow.

FFAs may be executed through a clearing house but may also be agreed “over the counter” in which case each party is accepting the signature of the other party as sufficient guarantee of its obligations under the contract. We are exposed to credit risk with respect to our counterparties and could suffer substantial losses if one or more of our counterparties fail to make required payments to us under the FFAs.

Our planned investments in our River Business are subject to significant uncertainty.

We intend to continue investing in expanding the size of our barges, constructing a new shipyard to build new barges and installing new engines that burn less expensive fuel in some of our line pushboats. It is possible that these initiatives will fail to result in increased revenues and lower fuel costs, fail to result in cost-effective barge construction, or that they will lead to other complications that would adversely affect our business.

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

We believe that our initiatives will result in improvements in efficiency allowing us to move more tonnage per barge and / or per unit of pushing capacity. If we do not fully achieve these efficiencies, or do not achieve them as quickly as we plan, we will need to incur higher repair expenses to maintain fleet size by maintaining older barges or invest new capital as we replace aging / obsolete capacity. Either of these options would adversely affect our results of operations.

We may not be able to charter our new PSVs or renew charters for our existing PSVs, at attractive rates.

We expect the delivery of the fourth PSV being constructed in Brazil to occur in the second quarter 2009. Additionaly, in 2007 we have contracted with a shipyard in India to construct four new PSVs and with another shipyard in China to construct two new PSVs all of them with expected deliveries between 2009 and 2010. All but one of these vessels are not currently subject to charters and may not be subject to charters on their date of delivery. Although we intend to charter these vessels by the time they are delivered, we may be unable to do so. Even if we do obtain charters for these vessels, or renew the ones in place for our existing PSVs, these charters may be at rates lower than those that currently prevail or those that we anticipated at the time we ordered the vessels. If we fail to obtain charters or if we enter into charters with low charter rates, our financial condition and results of operations could suffer.

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

•     shortages of or delays in the receipt of necessary construction materials, such as steel or machinery, such as engines and critical components such as dynamic positioning equipment;

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

We cannot assure you that we will be able to repossess the vessels under construction or their parts in case of a default of the shipyards and, in those cases where we may have refund guarantees, we cannot assure that we will always be able to collect or that it will be in our interest to collect these guarantees.

We are a holding company, and depend entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

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

In each of our business segments, we derive a significant part of our revenues from a small number of customers. In 2008, our largest customer accounted for 13% of our total revenues, our second largest customer accounted for 13% of our total revenues, our third largest customer accounted for 13% of our total revenue and our five largest customers in terms of revenues, in aggregate, accounted for 59% of our total revenues. In addition, some of our customers, including many of our most significant customers, operate vessels and or barges of their own. These customers may decide to cease or reduce the use of our services for any number of reasons, including employing their own vessels. The loss of any one or a number of our significant customers, whether to our competitors or otherwise, could adversely affect our revenues and earnings.

Rising fuel prices may adversely affect our profits.

Fuel is the largest operating expense in our River Business where most of our contracts are contracts of affreightment under which we are paid per ton of cargo shipped. Currently, most of these agreements permit the adjustment of freight rates based on changes in the price of fuel. We may be unable to include this provision in these contracts when they are renewed or in future contracts with new customers. In our Ocean and Offshore Supply Businesses, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since it is them who are generally responsible, at their expense, for the supply of fuel. In the future, we may become responsible for the supply of fuel to such vessels, in which case variations in the price of fuel could affect our earnings.

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

In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability.

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

As of December 31, 2008, we employed 252 land-based employees and approximately 877 seafarers as crew on our vessels. These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

Certain conflicts of interest may adversely affect us.

Certain of our directors and officers hold similar positions with other related companies. Felipe Menendez R., who is our President, Chief Executive Officer, and a Director, is a Director of Oceanmarine, a related company that previously provided administrative services to us and has entered into joint ventures with us in salvage operations. Oceanmarine also operates slot charter container services between Argentina and Brazil, an activity in which we do not engage at the present time. Ricardo Menendez R., who is our Executive Vice President and one of our Directors, is the President of Oceanmarine, and is also the Chairman of The Standard Steamship Owners’ Protection and Indemnity Association (Bermuda) Limited, or Standard, a P&I club with which some of our vessels are entered. For the years 2006, 2007 and 2008, we paid to Standard $3.0 million, $3.0 million and $3.5 million respectively in insurance premiums. Both Mr. Ricardo Menendez R. and Mr. Felipe Menendez R. are Directors of Maritima SIPSA, a company owned 49% by us and 51% by SIPSA S.A. (a related company) and Directors of Shipping Services Argentina S.A. (formerly I. Shipping Services), a company that provides vessel agency services for third parties in Argentina and occasionally for our vessels calling at Buenos Aires and other Argentinean ports. We are not engaged in the vessel agency business for third parties and the consideration we paid for the services provided by Shipping Services Argentina S.A. to us amounted to less than $0.2 million in 2008. Although these directors and officers attempt to perform their duties within each company independently, in light of their positions with such entities, these directors and officers may face conflicts of interest in selecting between our interests and those of Oceanmarine, Shipping Services Argentina S.A. and Standard. In addition, Shipping Services Argentina S.A. and Oceanmarine are indirectly controlled by the Menendez family, including Felipe Menendez R. and Ricardo Menendez R. These conflicts may limit our fleet’s earnings and adversely affect our operations. We refer you to “Related Party Transactions” in Item 7.B in this report for more information on related party transactions.

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

We are an international company and, while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. For example, in 2008, 89% of our revenues were denominated in U.S. dollars, 9% were denominated in British pounds and 2% were denominated in Brazilian reais. If the value of the U.S.dollar appreciates relative to the value of these other currencies, the U.S. dollar value of the revenues that we report on our financial statements could be materially adversely affected. Changes in currency exchange rates could adversely affect our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. Further, we incur costs in multiple currencies that are different than, or in a proportion different to, the currencies in which we receive our revenues. Accordingly, if the currencies in which we incur a large portion of our costs appreciate in value against the currencies in which we receive a large portion of our revenue, our margins could be adversely affected. We have not historically hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated losses. However, during 2008 we have entered into forward currency agreements to sell British pounds at a fixed exchange rate to cover part of our exposure in the operations of our Offshore Supply Business in the North Sea.

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

For the calendar years 2006, 2007 our non-U.S. subsidiaries did not derive any U.S. source shipping income. Therefore our non-U.S. subsidiaries should not be subject to any U.S. federal income tax for either of 2006 or 2007, regardless of their qualification for exemption under Section 883.

For the 2008 tax year and each tax year thereafter, we believe that any U.S. source shipping income of our non-U.S. subsidiaries will qualify for the exemption from tax under Section 883 on the basis that our stock is primarily and regularly traded on the Nasdaq Global Market. However, we cannot assure you that our non-U.S. subsidiaries will qualify for that exemption. In addition, changes in the Code, the Treasury Regulations or the interpretation thereof by the Internal Revenue Service or the courts could adversely affect the ability of our non-U.S. subsidiaries to qualify for such exemption. If our non-U.S. subsidiaries are not entitled to that exemption, they would be subject to a 4% U.S. federal income tax on their U.S. source shipping income. The imposition of this tax could have a negative effect on our business and would result in decreased earnings.

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

Our Ocean Business has grown through the investment of capital from the operation of our fleet along with other sources of capital to acquire additional vessels. In 1998, we issued $135.0 million of 10 1/2% First Preferred Ship Mortgage Notes due 2008, or the Prior Notes. By 2001, our fleet reached 13 oceangoing vessels with a total carrying capacity of 1.1 million dwt. During 2003, in an effort to remain ahead of changing environmental protection regulations, we began to sell our entire single hull Panamax and Aframax fleets (five vessels in total), a process that we completed in early 2004. Since then, we have focused in developing two different ocean fleets: a Capesize / OBO fleet, and a Product Tanker fleet.

We began our River Business in 1993 with a single convoy comprised of one pushboat and four barges. In October 2000, we formed a joint venture, UABL Ltd., or UABL, with American Commercial Barge Lines Ltd., or ACL. From 2000 to 2004, we built UABL (our brand name in the River Business) into the leading river barge company in the Hidrovia Region of South America. Using some of the proceeds from the sale of our single hull Panamax tankers, in 2004, we purchased from ACL their 50% equity interest in UABL and started a process of growth that included several load outs (imports) of barges and pushboats from the USA and acquisitions of smaller companies already present in the Hidrovia, such as Otto Candies.

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

In December 2002, we began our relationship with International Finance Corporation, or IFC, which is the private sector arm of the World Bank Group that provides loans, equity, and other services to support the private sector in developing countries. In total, IFC, together with its participant banks and co-lenders, KfW and OFID, has since then provided us with approximately $190.0 million of credit and equity commitments to support our River and Offshore Supply Businesses.

We formed our Offshore Supply Business during 2003 in a joint venture with a wholly-owned subsidiary of the Fund, and Comintra Enterprises Ltd. Our partners and us capitalized the business with $45 million of common equity and $70 million of debt and preferred equity from IFC to construct our initial fleet of six PSVs. On March 21, 2006, we separately purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., or UP Offshore, a company through which we operate our Offshore Supply Business, from an affiliate of Solimar for a purchase price of $48.0 million. Following this acquisition, we hold 94.45% of the issued and outstanding shares of UP Offshore.

In November 2004, we issued $180.0 million of 9% First Preferred Ship Mortgage Notes due 2014, or the Notes. The proceeds of the Notes offering were used principally to prepay the Prior Notes and to buy an additional Ocean Business vessel, further invest in our River Business and to diversify into the Passenger Business with the acquisition of two passenger vessels. One of the passenger vessels has since been sold and the second laid-up, thus we have discontinued our Passenger Business.

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

On April 19, 2007, we successfully completed a follow-on offering of 11,000,000 shares of our common stock, which generated gross proceeds to us of $96.8 million and gross proceeds to the selling shareholders of $112.2 million. Additionally, the Underwriters of our follow-on exercised their over-allotment option to purchase from the selling shareholders in our follow-on an additional 1,650,000 shares of our common stock. We did not receive any of the proceeds from the sale of shares by these shareholders in the over-allotment option. The proceeds of this offering were mainly used to fund the acquisition of the Otto Candies and the construction of our New Shipyard in our River Business, and the construction of the two first PSVs to be constructed in India in our Offshore Business.

Between June and November 2008, we entered into three loan agreements to finance up to $168.6 million through three loan facilites with DVB / Natixis (as co-lenders) IFC and The OPEC Fund for International Development, or OFID, that allow us to partially fund our expansion capital expenditure programs in the Offshore Supply Business and the River Business. As of December 31, 2008, we had drawn $88.8 million out of the $168.6 million committed.

B.         BUSINESS OVERVIEW

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

•
Our River Business, with 591 barges and 29 pushboats, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large region with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 48% of world soybean production in 2009, as compared to 30% in 1995.

•
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet consists of five PSVs currently in operation and seven under construction. One PSV is under construction in Brazil with expected delivery in the second quarter of 2009. In addition, we contracted with a shipyard in India to construct four PSVs with deliveries commencing in 2009, and with another shipyard in China to construct two PSVs for deliveries in 2009.

•
Our Ocean Business operates ten ocean-going vessels, including four Product Tankers that we use in the South American coastal trade where we have preferential rights and customer relationships, three Suezmax OBO, vessels, one Capesize vessel, one Oceangoing Pushboat and one inland tank barge. Our Ocean Business fleet has an aggregate carrying capacity of approximately 745,000 deadweight tons.

•
We decided to discontinue the operations of our Passenger Business in December 2008. In line with this decision, we have laid up our only remaining passenger vessel, the Blue Monarch, and placed her in the market for sale.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to grow the volume, efficiency, and market share in a targeted manner. For example, we have been increasing the cargo capacity of our existing river barges to help increase our efficiency and market share. In addition, we have commenced a program to replace the current engines in ten of our pushboats, and increase the pushing capacity of some of them, with new engines that will allow us to operate using less expensive heavy fuel and maximize the size of our convoys reducing costs per ton transported. We expect that the delivery of the additional PSV we have under construction in Brazil as well as the new orders placed in India and China will allow us to further capitalize on the attractive offshore petroleum services market. We are also pursuing the expansion of our ocean fleet through acquisitions or bareboat charters of specific types of vessels, such as our latest addition, the Product Tanker M/T Austral, to participate in identified market segments. We are and will be also inspecting vessels to replace those that will require substitution in the near future in our business segments. Finally we are examining the possibility of building or converting ships to participate, within the same business segments that we presently operate, in sectors or sizes not covered by our present fleet. We believe that the versatility of our fleet and the diversity of industries that we serve reduce our dependency on any particular sector of the shipping industry and offer numerous growth opportunities.

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for drybulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in our first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates.

We have a diverse customer base including large and well-known petroleum, agricultural and mining companies. Some of our significant customers in the last three years include affiliates of Apache, Archer Daniels Midland, British Gas, Bunge, Cargill, Chevron, Canadian Natural Resources, Continental Grain, Dreyfus, ENAP (the national oil company of Chile) Industrias Oleaginosas, MMX, Noble, Panocean, Petrobras (the national oil company of Brazil) Petropar (the national oil company of Paraguay) Rio Tinto, Swissmarine, Total, Trafigura, Vale and Vicentin.

Our Lines of Business

Revenues	2008
Attributable to River Business	$126,425	42%
Attributable to Offshore Supply Business	43,907	14%
Attributable to Ocean Business	133,243	44%
Total	$303,575	100%

River Business. We have developed our River Business from a single river convoy comprising one pushboat and four barges in 1993 to the leading river transportation company in the Hidrovia Region today. Our River Business, which we operate through our subsidiary UABL, has 591 barges and 29 pushboats with approximately 1,005,000 dwt capacity. We currently own 547 dry barges that can transport agricultural and forestry products, iron ore and other cargos and 44 tanker barges that can carry petroleum products, vegetable oils and other liquids. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor in this river system. In addition, we use one 35,000 dwt barge designed for ocean trading, the Alianza G2, as a transfer station to provide storage and transshipment services of cargo from river barges to ocean export vessels. We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia Region. At over 2,200 miles in length, the Hidrovia Region is comparable to the Mississippi River in the United States and produces and exports a significant and growing amount of agricultural products. In addition to agricultural products, companies in the Hidrovia Region are expanding and initiating the production of other goods, including forest products, iron ore, and pig iron.

We are in the process of expanding the size of some of our barges to increase their cargo carrying capacity and maximize our fleet utilization. We have begun a program to expand the size of our Mississippi size barges and replace the bottom of some of them. We believe that enlarging our existing barges is a cost-effective way of growing our fleet’s cargo carrying capacity. We have expanded near 50 barges to date. We also have begun a program to replace the engines in 10 of our line pushboats and additionally increase the pushing capacity of some of them. In connection with that program we have contracted to purchase 25 new engines from MAN Diesel and are building one new pushboat with expected commencement of service in the half quarter of 2009. The new engines will consume heavier grades of fuel which have been, from 2001 to 2008, 43.6% cheaper on average than the diesel fuel we currently consume.

Through joint ventures, we own and operate terminals at certain key locations to provide integral transportation services to our customers from origin to destination. We also own a drydock and repair facility to carry out fleet maintenance and have a long-term lease on our Ramallo facility where we conduct part of the barge enlargement program. We utilize night-running technology, which partially allows for night navigation of our convoys and improves asset efficiency. In order to maintain our existing fleet and expand our capacity, we have doubled the capacity of our Ramallo facility in Argentina and are finalizing the construction of our new shipyard for building barges and other vessels.

As increasing agricultural production is expected to maintain its trend over the next few years, the resulting significant additional cargo volumes and the need for renewing a significant portion of the existing fleet in the Hidrovia, require an efficient solution to create the capacity necessary for river transport.

We believe that bringing barges from the United States, which has been the source of the majority of the barges in the Hidrovia, is not a long term sustainable economical option to add capacity in a large scale, given the current tightness of supply in the United States market and the very high costs of transportation. Because we believe the Hidrovia area does not have an industrial unit capable of building barges efficiently on a larger scale, we are constructing a modern shipbuilding unit which we believe will be capable of producing barges and other vessels in a timely and cost efficient manner.

Offshore Supply Business. Our Offshore Supply Business, which we operate through UP Offshore, is focused on serving companies that are involved in the complex and logistically demanding activities of deepwater oil exploration and production. In 2003 we ordered the construction of six proprietarily designed and technologically advanced PSVs. We took delivery of and placed into service two of these vessels in 2005, two in 2006, one in 2007 and we expect the sixth and last vessel to be delivered and placed into service in the second quarter of 2009. In addition, we placed during 2007 orders to build further four PSVs in India and two in China with deliveries now expected to commence in the fourth quarter 2009. Our PSVs are designed to transport supplies, equipment, drill casings and pipes on deck, along with fuel, water, drilling fluids and bulk cement in under-deck tanks and a variety of other supplies to drilling rigs and offshore platforms. We currently employ three of these vessels under time charter contracts in the North Sea while the remaining two are employed under time charter contracts in Brazil with Petrobras. Upon delivery of each of the seven PSVs we currently have under construction, we intend to employ them in Brazil, the North Sea, and other international markets. Through one of our Brazilian subsidiaries, we have the competitive advantage of being able to operate a number of our PSVs in the Brazilian market with cabotage trading privileges, enabling the PSVs to obtain employment in preference to non-Brazilian flagged vessels.

The trend for offshore petroleum exploration, particularly in Brazil, has been to move toward deeper, larger and more complex projects, such as the recently discovered Tupi and Jupiter fields in Brazil, which we believe will result in increased demand for more sophisticated and technologically advanced PSVs to handle the more challenging environments and greater distances. Our PSVs are equipped with dynamic positioning capabilities, and greater cargo capacity and deck space, all of which provide us with a competitive advantage in efficiently serving our customers’ needs.

Ocean Business. In our Ocean Business, we operate ten oceangoing vessels. Our three Suezmax OBO vessels and our Capesize vessel Princess Marisol transport dry cargo, such as iron ore and coal, on major routes around the globe. Our Suezmax OBOs could also transport liquid cargo, such as petroleum and petroleum products. Our four Product Tankers, one of which is on bareboat charter to us from a non related third party, are employed primarily in South American cabotage trade of petroleum and petroleum products. Our inland tank barge Parana Petrol is currently being refurbished to continue its service in South America. Our current ocean fleet has an aggregate cargo carrying capacity of near 745,000 dwt and an average age of approximately 16 years. Additionaly, we own a large Oceangoing Pushboat.

We presently employ our Suezmax OBO vessels and our Capesize vessel in the carriage of dry bulk cargos on trade routes around the world, mostly transporting coal and iron ore from South America, Australia and South Africa to Europe, China and other Far East countries. During 2008, we derived over 72% of our Ocean Business revenues from charterers in Europe and South America, some of which are SwissMarine and Petrobras. Over the same period, we derived approximately 96% of our Ocean Business revenues from time charters with at least three months duration (including those FFA positions that qualified as cash flow hedges and were recorded in “Revenues – Ocean Business”, representing a net realized loss of $1.5 million) and 4% from spot voyages.

We currently employ our four Product Tankers, Miranda I, Alejandrina, Austral and Amadeo, under time charters with major oil companies serving the regional trade of Argentina and Brazil.

Our Miranda I and Amadeo, originally built as single hull vessels, were converted to double hull during 2007 in Argentina and Romania, respectively. Our vessels Princess Nadia and Princess Susana, at the end of 2006, were certified by their classification socities as double hull vessels, and our Alejandrina and Austral are already double hull. Princess Katherine, although generally of double hull design, needs reconfiguration of some service tanks to comply with the double hull requirements. This vessel is currently employed in dry cargo. Parana Petrol, although of double hull construction, does not meet certain tank minimum distances required. This vessel is qualified to operate in Argentinean inland water under an exemption to the double hull minimum distances requirements that may allow her to trade until the end of her useful life.

Ultrapetrol Fleet Summary

River Fleet	Number of Vessels	Capacity	Description
Alianza G2	1	35,000 tons	Storage and Transshipment Station
Pushboat Fleet	29	104,850 BHP	Various Sizes and Horse Power
Tank Barges	44	96,698 m3	Carry Liquid Cargo (Petroleum Products, Vegetable Oil)
Dry Barges	547	923,370 tons	Carry Dry Cargo (Soy, Iron Ore)
Total(1)	591	N/A

Offshore Supply Fleet	Year Built	Capacity (DWT)	Delivery Date

In Operation
UP Esmeralda	2005	4,200	2005
UP Safira	2005	4,200	2005
UP Agua-Marinha	2006	4,200	2006
UP Topazio	2006	4,200	2006
UP Diamante	2007	4,200	2007

Under Construction
UP Rubi	2009(2)	4,200	2009(2)
Indian PSV 1	2009(2)	4,200	2009 / 2010(2)
Indian PSV 2	2009(2)	4,200	2010(2)
Indian PSV 3	2010(2)	4,200	2010(2)
Indian PSV 4	2010(2)	4,200	2010(2)
Chinese PSV 1 (UP Jasper)	2009(2)	4,900	2009 / 2010(2)
Chinese PSV 2 (UP Turquoise)	2010(2)	4,900	2010(2)
Total		51,800

Ocean Fleet	Year Built	DWT	Description

Princess Nadia	1987	152,328	Suezmax OBO
Princess Susana	1986	152,301	Suezmax OBO
Princess Katherine	1986	164,100	Suezmax OBO
Princess Marisol	1984	166,013	Capesize Vessel
Parana Petrol	1993 (3)	43,164	Inland Tank Barge
Miranda I	1995	6,575	Product / Chemical Tanker
Amadeo	1996	39,530	Oil / Product Tanker
Alejandrina	2006	9,219	Product Tanker
Austral(4)	2006	11,299	Product / Chemical Tanker
Argos I	1975	N/A	Oceangoing Pushboat
Total		744,529

Passenger Fleet	Total Capacity (Passengers)	Total Number of Cabins
Blue Monarch(5)	575	242
Total	575	242

(1) As of March 17, 2009;
(2) Expected build or delivery date, as applicable;
(3) Originally built in 1982, converted in 1993 to product tank barge;
(4) Operated under a Bareboat Charter.
(5) Laid up and held for sale.

Chartering Strategy

We continually monitor developments in the shipping industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions.

In our River Business, we have contracted a substantial portion of our fleet’s capacity on a one - to seven-year basis to major clients. These contracts provide fixed pricing, minimum volume requirements and fuel price adjustment formulas, and we intend to develop new customers and cargos as we grow our fleet capacity.

In our Offshore Supply Business, we plan to continue chartering our PSV fleet in Brazil for medium-term (one to six months) charters or long-term employment (up to seven years). Currently there is no spot market in Brazil for PSVs. In the North Sea, we intend to continue to operate our PSVs in the spot market (short duration, one day or more) combined with longer-term charters.

We historically have operated our Ocean Business vessels in both the spot market, which allows us to take advantage of potentially higher market rates, and under period charters, which allows us to achieve high utilization rates. We intend to continue to operate some of our ocean vessels in the spot market and others under period charters. We believe that this balanced approach to chartering will provide us with relatively stable revenue streams while enabling us to participate in favourable market developments. Since 2007, we have been utilizing FFAs as a means of fixing our vessels’ earnings at a given market level.

Our Fleet Management

We conduct the day-to-day management and administration of our operations in-house.

Ravenscroft, operating from its office in Coral Gables, Florida, employs 31 persons there and will continue to undertake all technical and marine related management for our offshore and ocean vessels including the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of all related accounts on our behalf. Ravenscroft is a self-contained full service ship management company, which includes commercial and accounting departments and is certified for ISM and is also ISO 9001:2000 certified. It holds Documents of Compliance for the management and operation of OBOs, tankers, bulk carriers, PSVs, general cargo vessels, passenger vessels and also for the ship management of vessels sold for demolition.

Ravenscroft seeks to manage vessels for and on behalf of vessel owners who are not related to us and will actively pursue new business opportunities.

In the case of our River Business, our commercial and technical management is also performed in-house.

Competition

River Business

We maintain a leading market share in our River Business. We own the largest fleet of pushboats and barges in the Hidrovia Region. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor. We compete based on reliability, efficiency and price. Key competitors include Navios South American Logistics, and Fluviomar. In addition, some of our customers, including Archer Daniels Midland, Cargill, Louis Dreyfus and Vale (who recently signed a purchase agreement to acquire Rio Tinto’s assets related to its operation in Corumba, among others), have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Our River Business also indirectly competes with other forms of land-based transportation such as truck and rail.

Offshore Supply Business

In our Offshore Supply Business, our main competitors in Brazil are the local offshore companies that own and operate modern PSVs. The largest of these companies is CBO, which currently owns six modern PSVs and is building an additional two PSVs in Brazil.

Also, some of the international offshore companies that own and operate PSVs, such as Tidewater, Maersk and Chouest have built Brazilian-flagged PSVs. As part of our Offshore Supply operation in the North Sea we actively compete with other large, well established owners and operators such as Gulfmark Offshore, Bourbon or DOF Farstad.

Ocean Business

We face competition in the transportation of crude oil and petroleum products as well as other bulk commodities from other independent ship owners and from vessel operators who primarily charter-in vessels to meet their cargo carrying needs. The charter markets in which our vessels compete are highly competitive. Competition is primarily based on prevailing market charter rates, vessel location and vessel manager reputation. Our primary competitor in crude oil and petroleum products transportation within Argentina, and between Argentina and other South American countries, as well as in Chile, is Antares Naviera S.A. and its affiliated companies, including Ultragas, Lauderdale Tankers Corp, and Sonap S.A., an independent tanker owner and operator. The other major participant in the Argentina / Brazil trade is Transpetro. Transpetro is a subsidiary of Petrobras, our primary customer in Brazil. Navios South American Logistics, who is a competitor in our River operation, also competes in the Argentinean Coastal Tanker market. In other South American trades our main competitors are Heidmar Inc., Naviera Sur Petrolera S.A., Naviera Elcano (through their various subsidiaries) and Sonacol S.A. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas. In our dry bulk trades, we operate our vessels internationally where we compete against the main fleets of Capesize ships.

Industry Conditions

River Industry

Key factors driving cargo movements in the Hidrovia Region are agricultural production and exports, particularly soybeans, from Argentina, Brazil, Paraguay and Bolivia, exports of Brazilian iron ore, regional demand and Paraguay and Bolivia imports of petroleum products. A significant portion of the cargos transported in the Hidrovia Region are export or import-related cargos.

The Parana / Paraguay, the High Parana and the Uruguay rivers consist of over 2,200 miles of a single natural interconnected navigable river system serving five countries namely Argentina, Bolivia, Brazil, Paraguay and Uruguay. The size of this river system is comparable to the Mississippi river in the United States.

Dry Bulk Cargo

Soybeans. Argentina, Bolivia, Brazil, Paraguay, and Uruguay produced about 41.5 million tons, or mt, of soybeans in 1995 and 115.9 mt in 2008, a compound annual growth rate, or CAGR, of 8.2% from 1995. Production for these countries for 2009 is estimated at 106.9 mt. These countries account for an estimated 48% of world soybean production in 2009, down from 53% in 2008, due to a 9 mt decrease in South American soybean production in 2009 caused by significant droughts. Their market share has grown from only 30% in 1995.

According to industry sources, within the five countries of the Hidrovia Region, acreage harvested in soybeans has increased from approximately 18.9 Mha (million hectares, 1 hectare = 2.47 acres) in 1995 to an estimated 41.7 Mha in 2009, a CAGR of 5.8%. Further, with advances in technology, productivity of farmland has also improved.

The growth in soybean production has not occurred at the expense of other key cereal grains. Production of corn (maize) in Argentina, Bolivia, Brazil, Paraguay and Uruguay combined grew from 50.2 mt in 1995 to 82.4 mt in 2008, a CAGR of 3.9%. Production of wheat in these countries grew from 14.4 mt in 1995 to 21.7 mt in 2008, a CAGR of 3.2%.

Iron Ore. In the Corumba area in Brazil near the High Paraguay River, there are three large iron ore mines out of which two are owned by the international mining company Vale (following the recently announced acquisition of Rio Tinto’s assets related to its operation in Corumba) and the third one is owned by MMX Mineração & Metálicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by barge, has grown from about 1.1 million mt (mmt) since 1999 to a 2008 estimate of about 5.3 mmt, a CAGR of 19.1%. Estimated production in 2009 is uncertain due to the current slowdown in world steel production and iron ore trade.

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

Fleet developments and utilization

In the last 10 years the barge fleet in the Hidrovia Region has more than doubled, maintaining a high level of utilization. This has occurred not only due to the growth of production in the area, but also because cargo that in the past was transported by truck started to shift to river transport as the infrastructure developed.  We believe that the available barge fleet in the area consists approximately of 1,500 dry and tank barges, in contrast with approximately 26,500 barges in the Mississippi River System in the United States.

UABL owns and operates near 40% of total dry cargo static capacity. The closest competitor, Fluviomar, operates approximately 17% of the dry cargo tonnage capacity. There are approximately 10 significant companies operating dry cargo barges in the Hidrovia Region.

Freight levels have been much less cyclical than in ocean transportation and are based on local supply and demand factors that are generally not related to ocean freights.

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

One Mississippi (1,500 dwt) barge has the carrying capacity of approximately 15 railcars or approximately 58 tractor-trailer trucks and is able to move 514 ton-miles per gallon of fuel compared to 202 ton-miles per gallon of fuel for rail transportation or 59 ton-miles per gallon of fuel for tractor-trailer transportation. In the case of Jumbo barges (2,500 dwt) as many of our existing barges or the ones we will build in our yard, these efficiencies are even larger. According to the U.S. Bureau of Transportation Statistics, barge transportation is also the safest mode of cargo transportation, based on the percentage of fatalities and the number of hazardous materials incidents, fatalities and injuries from 1999 through 2002. Inland barge transportation predominantly operates away from population centers, which generally reduces both the number and impact of waterway incidents. According to industry sources, in terms of unit transportation cost for most dry bulk cargos, barge is cheapest, rail is second cheapest, and truck is third cheapest. There are clear and significant incentives to build port infrastructure and switch from truck to barge to reduce cost.

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

The OSV sector includes conventional supply vessels, or SVs and PSVs. PSVs are large and often sophisticated vessels constructed to allow for economic operation in environments requiring some combination of deepwater operations, long distance support, economies of scale, and demanding operating conditions. PSVs serve drilling and production facilities and support offshore construction and maintenance work for clusters of offshore locations and/or relatively distant deepwater locations. They have larger deck space and larger and more varied cargo handling capabilities relative to other offshore support vessels to provide more economic service to distant installations or several locations. Some vessels may have dynamic positioning which allows close station keeping while underway. PSVs can be designed with certain characteristics required for specific offshore trades such as the North Sea or deepwater Brazilian service.

The industry OSV fleet (SVs and PSVs) has approximately 1,822 vessels, with about 247 vessels on order. About 50% of the existing vessels are 25 years or more in age.

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

The primary customer for PSVs in Brazil is Petrobras, the Brazilian national oil company. The Brazilian government has also allowed foreign companies to participate in offshore oil and gas exploration and production since 1999. Other companies active in Brazil in offshore oil and gas exploration and production industry include Total, Shell, BP, OGX, Repsol YPF and ChevronTexaco. The deepwater Campos Basin, an area located about 80 miles offshore, has been the leading area for offshore activity. Activities have been extended to the deepwater Santos and Espirito Santo Basins as well with activities now taking place in areas of water depths of over 9,000 ft. During 2008, several significant discoveries have been made.

Deepwater service favors modern vessels that can provide a full range of flexible services while providing economies of scale to installations distant from shore. Cabotage laws favor employment of Brazilian flag vessels. However, according to industry sources, many of the Brazilian flag PSV’s and supply vessels are old, with approximately 25% of the national fleet are at least 20 years of age. Temporary authority is granted for foreign vessels to operate only if no Brazilian flag vessels are available. According to industry sources, there are a total of approximately 102 Brazilian flag offshore vessels of various types, including anchor handling tug / supply vessels, crew boats, and others. Out of these, 57 are categorized as PSVs and SVs, including 5 large PSVs of 4,000 dwt or more. The current orderbook for Brazilian flag PSVs and SVs is approximately 30 vessels.

The North Sea Market

The North Sea is a similarly demanding offshore market due to difficult weather and sea conditions, significant water depths, long distances to be traveled, and sophisticated technical requirements.

In 2000 and 2001, increases in oil prices led to increased North Sea exploration activity and higher OSV demand. Oil prices fell in early 2002, leading to questions regarding the sustainability of the higher oil prices and reduced exploration and development activity. Even with recovery in the West Texas Intermediate, or WTI, price to an average of about $31 per barrel in 2003, North Sea exploration and development activity remained low. Low oil prices and availability of more attractive opportunities elsewhere resulted in a shift of activities by oil majors towards other regions. Oil prices continued their increase, with average WTI crude prices of about $42 per barrel in 2004, $57 per barrel in 2005, $66 per barrel in 2006, $72 per barrel in 2007 and $100 in 2008. Exploration and development activities increased. Major oil companies returned to the North Sea while the independents remained and increased their activities. WTI crude oil prices have decreased from an average of $77 per barrel in October 2008 to an average of $39 per barrel during February 2009.

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

World oil demand increased from about 72.0 million barrels per day, or MBD, in 1996 to 85.7 MBD in 2008, a compounded annual growth rate, or CAGR, of approximately 1.5%. In 2008 world oil demand decreased by approximately 0.3 MBD. Oil demand decreased in all mature OECD regions by a total of 1.7 MBD. Demand increased elsewhere in developing regions by a total of 2.0 MBD.

During this same period, world oil supply increased from about 72.6 MBD in 1996 to 86.4 MBD in 2008, a CAGR of about 1.5%. OPEC crude oil production increased from 25.5 MBD in 1996 to 31.2 MBD in 2008, a CAGR of approximately 1.7%. Non-OPEC crude oil production increased from 44.2 MBD to 50.6 MBD, a CAGR of about 1.5%. (Note: All figures are adjusted to show Angola and Ecuador as members of OPEC and Indonesia as non-OPEC. OPEC figures include Iraqi production, which increased by about 0.3 MBD to approximately 2.4 MBD.).

World oil supply increased from about 85.6 MBD in 2007 to 86.4 MBD in 2008. OPEC crude oil production decreased by about 50.9 MBD in 2008 to 31.2 MBD Non-OPEC production increased by 0.2 MBD to about 50.6 MBD. The supply-demand shortfall was supplied by reductions in oil inventories, which contributed to higher oil prices.

Benchmark West Texas Intermediate crude, or WTI, averaged around $18 per barrel in 1995 (all crude prices are expressed in United States dollars) and averaged between approximately $14 and $23 through the rest of the 1990’s. WTI prices increased in 2003 to an average of around $31 per barrel, and continued to increase to an average $42 per barrel in 2004, $57 per barrel in 2005, $66 per barrel in 2006 and $72 in 2007. Oil prices increased from historically high levels in 2007 to even higher levels in 2008, with benchmark West Texas Intermediate, or WTI, crude averaging $100 per barrel in 2008 compared with $72 per barrel in 2007. Price volatility was high, with 2008 monthly average $ per barrel prices ranging from about $41 to $134. WTI prices decreased late in 2008, reaching an average of about $42 per barrel in January 2009 due to lower demand and market reaction to high oil supply relative to reduced oil demand.

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

Aframax, Panamax and Handysize tankers are active in Latin American dirty trades. Since Aframax tankers are the largest vessels capable of entering many U.S. ports, these vessels are often utilized on Latin America to U.S. trade routes to take advantage of economies of scale.

Factors Affecting Supply of Oil Tankers

The supply of tankers is determined by the size and technical suitability of the available fleet (i.e., size of a vessel versus port constraints, clean versus dirty cargo capabilities, charterer acceptability, etc.). Tanker owners include oil companies, government-owned shipping companies and independent vessel owners. There are also operators who do not own vessels but who charter their tonnage from independent vessel owners. The existing tanker fleet increases by newbuilding deliveries and decreases by the number of tankers scrapped or otherwise removed from the fleet. Fleet size also decreases when vessel tonnage becomes unavailable due to floating storage, layup, or repair. Newbuilding, scrapping, and vessel unavailability are affected by current and expected future vessel prices, charter hire rates, operating costs, age profile of the fleet, and government and industry regulation. For example, compared to historical averages, 2004-2008 earnings were high, while scrapping was low. As the market declined late in 2008, repair and retention of older vessels has become less economically attractive, and industry scrapping has increased.

The IMO adopted accelerated phase-out regulations for single hull tankers of 5,000 dwt or more carrying petroleum or petroleum products which entered into force in April 2005. The regulations are a complex set of requirements that accelerate the phase-out of pre- MARPOL “Category 1” tankers without protectively located segregated ballast to 2005. Single hull tankers with protectively located segregated ballast are to be phased out in 2010. Flag States may make exceptions for certain single hull, double bottom, or double sided vessels meeting determined quality and/or structural requirements that allow the vessels to continue in service until age 25 or the year 2015, whichever is earlier. Single hull vessels are also to be banned from carriage of certain heavy oils, with some exceptions allowed for double bottom or double sided vessels meeting certain quality criteria. Certain crude oils have been exempted. Port states may recognize the flag state exemptions or may choose to enforce the earlier phase-out dates. The effects of the regulations are complex but will tend to accelerate the phase-out of single hull vessels. Actual scrapping behavior will depend upon many variables including the state of the market and future flag state and port state implementation.

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

Fleet Development

In 2005, 0.4 million dwt, or Mdwt, of Suezmaxes were scrapped, while 4.0 Mdwt were delivered. During 2006, none were scrapped, while 4.1 Mdwt were delivered. During 2007, none were scrapped, while 4.0 Mdwt were delivered. During 2008 0.3 Mdwt were scrapped, while 2.2 Mdwt were delivered. The current orderbook is 26.9 Mdwt, with 10.3 Mdwt due for delivery this year, 7.5 Mdwt next year and 7.6 Mdwt in 2010. The remainders are scheduled to be delivered in 2011 onwards. About 48.6 Mdwt of Suezmaxes have double hulls, 2.5 Mdwt have double bottoms or double sides, and 5.7 Mdwt have single hulls.

The tanker fleet at December 2008 totalled 407 million dwt tons, of which 154 million dwt corresponds to VLCCs, 55 million dwt corresponds to Suezmax tankers, 81 million dwt to Aframax tankers, 26 million dwt correspond to Panamax tankers, and Small vessels (0 to 60,000 dwt) amount to 91 million dwt.

Tanker fleet on order for delivery in years 2009, 2010 and 2011 and onwards is 54 million dwt, 52 million dwt and 57 million dwt, respectively.

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

Revised MARPOL Annex 2 regulations took effect on January 1, 2007, requiring Type 2 or double hull Type 3 vessels for the transport of vegetable and other edible oils and expanding IMO class chemical transport requirements.

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

Dry Bulk Demand and Production

Seaborne iron ore trade grew from an estimated 392 mmt in 1996 to about 844 mmt in 2008, a CAGR of 6.6%. High demand for steel in China has led to growth in Chinese iron ore imports from about 44 mmt in 1996 to 444 mmt in 2008, a CAGR of 21.3%. This increase includes growth of about 60 mmt in 2008, a year on year increase of about 16%. Iron ore trade decreased in the last three months of 2008 due to lower Chinese steel production and iron ore imports. Recovery iron ore trade in 2009 will be dependent in recovery in Chinese and world steel demand.

Other Asian countries, such as Japan and Korea, have required increasing iron ore imports. The top iron ore exporters are Australia and Brazil, accounting for about 70% of estimated 2008 seaborne iron ore trade. Australian exports grew from 132 mmt in 1996 to an estimated 306 mmt in 2008, including 39 mmt of growth in 2008. Brazil’s iron ore exports increased from 129 mmt in 1996 to 282 mmt in 2008, which includes 13 mmt of growth in 2008.

Coal trade is made up of thermal coal (steam coal), burned for its heat value primarily in power generation, and metallurgical coal (coking coal, met coal), used in steelmaking. Estimated seaborne steam coal trade grew from about 260 mmt in 1996 to about 573 mmt in 2008, a CAGR of 6.8%, which includes 8 mmt of growth in 2008. Leading coal exporters are Indonesia, Australia, South Africa, Colombia, Russia and China.

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

As of December 31, 2008, there were 819 Capesize dry bulk vessels comprising approximately 143 Mdwt. The orderbook as of December 31, 2008 was 152 Mdwt (817 vessels) with 31 Mdwt due for delivery 2009, 61 Mdwt in 2010 and the balance of 60 Mdwt scheduled to be delivered in 2011 and onwards. Some cancellation of newbuilding orders is taking place, which, if continued, could reduce the newbuilding orderbook significantly.

Industry Scrapping

Drybulk vessel scrapping has been very low due to the high earnings of the vessels until late in 2008. However, as rates have fallen significantly, 5 Mdwt have been scrapped in the last three months of 2008.

 Environmental and Government Regulation

Government regulations significantly affect our operations, including the ownership and operation of our vessels. Our operations are subject to international conventions, national, state and local laws, and regulations in force in international waters and the jurisdictional waters of the countries in which our vessels may operate or are registered, including OPA, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, the U.S. Port and Tanker Safety Act, the IMO International Convention for the Prevention of Pollution from Ships, or MARPOL, other regulations adopted by the IMO and the European Union, various volatile organic compound emission requirements, the IMO / U.S. Coast Guard pollution regulations and various SOLAS amendments, as well as other regulations. Compliance with these requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities, each of which may have unique requirements, subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), port state controls, classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels for operational safety, quality maintenance, continuous training of our officers and crews, and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changing and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and / or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation – IMO

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In particular, MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. One of our Suezmax OBO vessels currently does not meet the configuration criteria and will require minor modifications to comply with these criteria before the end of 2010. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.  In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons) emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

The operation of our vessels is also affected by the requirements set forth in the IMO International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires vessel owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations – OPA

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States territorial sea and the 200 nautical mile exclusive economic zone around the United States.

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

OPA previously limited liability of a responsible party to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). OPA also limited the liability of responsible parties to the greater of $600 per gross ton or $500,000 for any non tank vessel that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased the limits on the liability of responsible parties to the greater of $3,000 per gross ton or $ 22.0 million per single hull tanker over 3,000 gross tons that is not a double hull vessel (e.g., a single hull, double side or double bottom vessel) or to the greater of $1,900 per gross ton or $16.0 million per tanker that is a double hull vessel over 3,000 gross tons (effective October 9, 2006), and $950 per gross ton or $800,000 for any non-tank vessel that is over 300 gross tons (effective immediately). These OPA liability limits do not apply if an incident was caused by a violation of certain construction or operating regulations or a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it could have a material adverse effect on our business and the results of operations.

The financial responsibility regulations issued under OPA require owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility in the amount of $2,200 per gross ton for double hull tankers, which combines the OPA limitation on liability of $1,900 per gross ton and the CERCLA limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty and are required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

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

OPA also requires that tankers over 5,000 gross tons calling at U.S. ports have double hulls if contracted after June 30, 1990 or delivered after January 1, 1994. Furthermore, under OPA, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. Although all of our oceangoing vessels are double hull, one of these vessels (the Princess Katherine) is subject to phase-out under OPA due to configuration requirements. Based on current OPA requirements, this vessel will not be eligible to carry oil as cargo within the 200 nautical mile United States exclusive economic zone starting in 2014, except that these tankers may trade in U.S. waters until 2015 if their operations are limited to discharging their cargos at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles offshore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

We believe we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

The U.S. Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The United States Environmental Protection Agency, or EPA, historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date. The District Court’s decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008. The Ninth Circuit’s ruling meant that owners and operators of vessels traveling in U.S. waters would soon be required to comply with the CWA permitting program to be developed by the EPA or face penalties. Seeking to provide relief to certain types of vessels, the U.S. Congress enacted laws in July 2008 that exempted from the impending CWA vessel permitting program recreational vessels, commercial fishing vessels, and any other commercial vessel less than 79 feet in length.

In response to the invalidation and removal of the EPA’s vessel exemption by the Ninth Circuit, the EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), which we refer to as regulated vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a regulated vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain regulated vessel types, including tankers, that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements are also included for all regulated vessels.

On August 31, 2008, the District Court ordered that the date for implementation of the VGP be postponed from September 30, 2008 until December 19, 2008. This date was further postponed until February 6, 2009 by the District Court. Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized. Accordingly, regulated vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the “eNOI” electronic filing interface will become operational. Thereafter, owners and operators of regulated vessels must file their NOIs prior to September 19, 2009, or the Deadline. Any regulated vessel that does not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Any regulated vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such regulated vessel’s complete NOI. Regulated vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission. Our fleet is composed entirely of regulated vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19, 2009 as practicable.

In addition, pursuant to §401 of the CWA which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

The amended Annex VI to the MARPOL Convention, which addresses air pollution from ships, was ratified by the United States on October 9, 2008 and entered into force domestically on January 8, 2009. The EPA and the state of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. CARB unilaterally approved the new regulations in spite of legal defeats at both the district and appellate court levels, but more legal challenges are expected to follow. If CARB prevails and the new regulations go into effect as scheduled on July 1, 2009, in the event our vessels were to travel within such waters, these new regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs. Finally, although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, the possible declaration of various U.S. coastal waters as Emissions Control Areas may in turn bring U.S. emissions standards into line with the new CARB regulations, which would cause us to incur further costs.

Environmental Regulation – Other Environmental Initiatives

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

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention of Civil Liability for Oil Pollution Damage, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability limits in the countries that have ratified this Protocol are, currently, approximately $6.6 million plus approximately $929 per gross registered ton above 5,000 gross tons with an approximate maximum, for vessels over 140,000 gross tons, of $132.2 million per vessel. As the CLC calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates as of March 12, 2009. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault or privacy and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

At the international level, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 member states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.

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

Also at the international level, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001 was adopted. This convention was adopted in March 2001 to ensure that adequate, prompt, and effective compensation is available to persons who suffer damage caused by spills of oil, when carried as fuel in ships' bunkers and became effective in November 2008.

This convention applies to damage caused on the territory, including the territorial sea, and in exclusive economic zones of States Parties and provides a free-standing instrument covering pollution damage only.

As with the CLC upon which this convention is modelled, a key requirement in this convention is the need for the registered owner of a vessel to maintain compulsory insurance cover.

Another key provision is the requirement for direct action - this would allow a claim for compensation for pollution damage to be brought directly against an insurer. This convention requires ships over 1,000 gross tonnage to maintain insurance or other financial security, such as the guarantee of a bank or similar financial institution, to cover the liability of the registered owner for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, but in all cases, not exceeding an amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims, 1976, as amended.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the Attorneys General from 16 states and a coalition of environmental groups in April 2008 filed a petition for a writ of mandamus, or petition, with the DC Circuit Court of Appeals, or the DC Circuit, to request an order requiring the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Although the DC Circuit denied the petition in June 2008, any future passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or the ISPS Code. We are in compliance with the ISPS Code. Among the various requirements are:

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

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Special Surveys. Special surveys, also known as class renewal surveys, are carried out every five years for the vessel’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a vessel owner has the option of arranging with the classification society for the vessel’s machinery to be on a continuous survey cycle. This process is also referred to as continuous survey machinery. We have made arrangements with the classification societies for most of our vessels to be on a continuous survey cycle for machinery. Hull surveys remain under the above mentioned surveys regime.

Currently our oceangoing vessels are scheduled for intermediate surveys and special surveys as follows:

Intermediate survey		Special survey
Year	No. of vessels	Year	No. of vessels
2009	7	2009	3
2010	2	2010	3
2011	1	2011	6
2012	4	2012	4
2013	1	2013	0

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

This protection and indemnity insurance coverage is provided by protection and indemnity associations, or P&I Clubs, which are non-profit mutual assurance associations made up of members who must be either ship owners or ship managers. The members are both the insured parties and the providers of capital. The P&I Clubs in which our vessels are entered are currently members of the International Group of P&I Associations, or the International Group and are reinsured themselves and through the International Group in Lloyds of London and other first class reinsurance markets. We may be subject to calls based on each Club’s yearly results. Similarly, the same P&I Clubs provide freight demurrage and defense insurance which, subject to applicable deductibles, covers all legal expenses in case of disputes, arbitrations and other proceedings related to our oceangoing vessels.

Legal Proceedings

Our Brazilian subsidiary UP Offshore Apoio Maritimo Ltda., or UP Apoio, was involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the UP Diamante in October 2007. The Customs Authority claimed that when the UP Diamante docked to the CSO Deep Blue (a vessel not owned by us) to transfer certain equipment as part of its employment instructions under its charter with Petrobras, the UP Diamante did not comply with certain regulations applicable to the docking of vessels when one of them is destined for a foreign country. As a result, the Brazilian Customs Tax Authority commenced an administrative proceeding of which UP Apoio was notified in November 24, 2007, and sought to impose the maximum Customs penalty, which corresponded to the confiscation, or perdimento, of the vessel UP Diamante in favor of the Brazilian Federal Government.

On December 21, 2007 UP Apoio filed an administrative defense stating that: (i) the legal position taken by Customs Authority was not applicable to the UP Diamante since the “perdimento” is only applicable to vessels coming from or going to abroad, and not to vessels engaged in cabotage voyages as was the UP Diamante; (ii) UP Diamante did not violate the Customs Regulation Code because (a) there is no provision related to the transfer of equipment when one of the vessels is going abroad but the other is not and (b) none of the vessels involved was coming from or going abroad; (iii) confiscation could not be imposed on a vessel owned by UP Apoio because at the time of the alleged infringement the UP Diamante was on hire and under charter to Petróleo Brasileiro S.A., or Petrobras, and consequently under the control of Petrobras and not of UP Apoio; (iv) the imposition of confiscation violated the principles of proportionality, reasonability and non-confiscation; and (v) confiscation was not applicable because under Brazilian Tax Code, when in case of doubt, the applicable law should be interpreted in favor of the taxpayer, and in this case the report issued by the Brazilian Customs Authorities recognized the existence of doubt concerning the applicability of the corresponding section of the Customs Regulation.

On September 25, 2008 the Customs proceedings, in which Brazilian Customs Tax Authorities were imposing a perdimento of the UP Diamante, were successfully concluded when a final decision was issued by Brazilian Tax Authorities determining that the UP Diamante had in fact not infringed any custom regulation and ordered the cancellation of the tax assessment brought up against UP Apoio. Therefore, the tax assessment was extinguished with no liability to UP Apoio, and the UP Diamante was released from any kind of legal or Customs restrictions.

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguay Customs Authority. We believed that this finding was erroneous and UABL has formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). Finally, the primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and has applied a fine of 100% of this amount. UABL have entered a plea with the respective court contending the interpretation on the third issue where it claims to be equally not liable. On October 19, 2007, we presented a report by an expert which is highly favourable for our position. All court proceedings on the case are over, and it is expected that the Tax and Administrative Court issues its finding by mid 2009. We have been advised by UABL’s counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines.

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (“Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización”) issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company) would owe taxes to that authority. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $6.1 million (including interest and fines). On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International SA was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case.  The parties now await the decision by the court. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company’s local counsel this preemptive embargo under Bolivian law has no effect over the Company’s right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. Moreover, UABL International SA had challenged the judge´s decision to place the embargo, which has been under revision by a higher Court since the lower court reconfirmed the embargo on November 15, 2008. We have been advised by our local counsel that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

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

C.          ORGANIZATIONAL STRUCTURE

Ultrapetrol (Bahamas) Limited is a company organized and registered as a Bahamas Corporation since December 1997.

Ultrapetrol (Bahamas) Limited has ownership in the following companies:

COMPANY NAME	INCORPORATION JURISDICTION
Ultrapetrol (Bahamas) Limited	Bahamas
- 100% of Kattegat Shipping Inc.	Panama
- 100% of Avemar Holdings (Bahamas) Ltd.	Bahamas
- 100% of Mansan S.A.	Uruguay
- 100% of Tuebrook Holdings Inc.	Panama
- 100% of Wallasey Shipping Inc.	Panama
- 100% of Hallandale Comercial Corp.	Panama
- 100% of Moorfields Trading Inc.	Panama
- 33.3% of Monarch Classic Cruises S.A.	Marshall Islands
- 100% of Stanyan Shipping Inc.	Panama
- 100% of Lowrie Shipping Inc.	Panama
- 100% of Lowrie Shipping LLC	Delaware, USA
- 100% of Angus Shipping LLC	Marshall Islands
- 100% of Gentry Shipping Inc.	Panama
- 100% of Foxtrot Trading Inc.	Panama
- 100% of Braddock Shipping Inc.	Panama
- 100% of Massena Port S.A.	Uruguay
- 100% of Dampierre Holdings Spain S.L.	Spain
- 99% of Oceanpar S.A.	Paraguay
- 7% of Ultrapetrol S.A.	Argentina
- 50% of Parfina S.A.	Paraguay
- 93% of Ultrapetrol S.A.	Argentina
- 100% of Internationale Maritime S.A.	Bahamas
- 100% of Parkwood Commercial Corp.	Panama
- 100% of Princely International Finance Corp.	Panama
- 100% of Majestic Maritime Ltd.	Bahamas
- 100% of Baldwin Maritime Inc.	Panama
- 100% of Corporación de Navegación Mundial S.A.	Chile
- 49% of Marítima SIPSA S.A.	Chile
- 50% of Parfina S.A.	Paraguay
- 100% of Danube Maritime Inc.	Panama
- 100% of General Ventures Inc.	Liberia
- 100% of Imperial Maritime Ltd.	Bahamas
- 100% of Imperial Maritime Ltd. (Bahamas) Inc.	Panama
- 100% of Fulton Shipping Inc.	Panama

COMPANY NAME	INCORPORATION JURISDICTION
- 100% of Brinkley Shipping Inc.	Panama
- 100% of Pelorus Maritime Inc.	Panama
- 100% of Panpetrol Shipping S.A.	Panama
- 100% of Kingly Shipping Ltd.	Bahamas
- 100% of Monarch Shipping Ltd.	Bahamas
- 100% of Noble Shipping Ltd.	Bahamas
- 1% of Oceanpar S.A.	Paraguay
- 100% of Oceanview Maritime Inc.	Panama
- 100% of Regal International Investments S.A.	Panama
- 100% of Bayham Investments S.A.	Panama
- 100% of Draco Investments S.A.	Panama
- 100% of Cavalier Shipping Inc.	Panama
- 100% of Riverview Commercial Corp.	Panama
- 100% of Sovereign Maritime Ltd.	Bahamas
- 100% of Tipton Marine Inc.	Panama
- 100% of Ultrapetrol International S.A.	Panama
- 100% of Ultrapetrol de Venezuela C.A.	Venezuela
- 100% of Stately Shipping Ltd.	Bahamas
- 100% of Blue Monarch Shipping Inc.	Panama
- 100% of Stanmore Shipping Inc.	Panama
- 94.45% of UP Offshore (Bahamas) Ltd.	Bahamas
- 100% of UP Offshore (Panama) S.A.	Panama
- 100% of Castlestreet Shipping LLC	Delaware, USA
- 100% of Packet Maritime Inc.	Panama
- 100% of Padow Shipping Inc.	Panama
- 100% of Pampero Navigation Inc.	Panama
- 100% of UP Offshore (UK) Ltd.	United Kingdom
- 100% of Ingatestone Holdings Inc.	Panama
- 100% of Bayshore Shipping Inc.	Panama
- 100% of Gracebay Shipping Inc.	Panama
- 100% of Springwater Shipping Inc.	Panama
- 100% Woodrow Shipping Inc.	Panama
- 100% of UP Offshore Uruguay S.A.	Uruguay
- 99% of Agriex Agenciamentos, Afretamentos e Apoio Maritimo Ltda.	Brazil
- 99.99% of UP Offshore Apoio Maritimo Ltda.	Brazil
- 100% of Topazio Shipping LLC	Delaware, USA
- 100% of UP Offshore Apoio Maritimo (Panama) Inc.	Panama
- 1% of Agriex Agenciamentos, Afretamentos e Apoio Maritimo Ltda.	Brazil
- 0.01% of UP Offshore Apoio Maritimo Ltda.	Brazil
- 100% of UP Offshore (Holdings) Ltd.	Bahamas
- 100% of UP River (Holdings) Ltd.	Bahamas
- 50% of UABL Limited	Bahamas
- 100% of UP River Terminals (Panama) S.A.	Panama
- 50% of UABL Terminals Ltd.	Bahamas
- 100% of UABL Terminals (Paraguay) S.A.	Panama
- 50% of Obras Terminales y Servicios S.A.	Paraguay
- 50% of Puertos del Sur S.A.	Paraguay
- 100% of UPB (Panama) Inc.	Panama
- 50% of UABL Terminals Ltd.	Bahamas
- 50% of UABL Limited	Bahamas
- 100% of Arlene Investment Inc.	Panama
- 1% of Compaňia Naviera del Magdalena S.A.	Colombia
- 100% of Blueroad Finance Inc.	Panama
- 100% of Upper Paraguayan Ventures LLC	Louisiana, USA
- 1% of Compaňia Naviera del Magdalena S.A.	Colombia
- 100% of Marine Financial Investment Corp.	Panama
- 1% of Compaňia Naviera del Magdalena S.A.	Colombia
- 100% of Corydon International S.A.	Uruguay
- 100% of Cedarino S.L.	Spain

COMPANY NAME	INCORPORATION JURISDICTION
- 90% of Parabal S.A.	Paraguay
- 97.5% of Riverpar S.A.	Paraguay
- 99.6% of Sernova S.A.	Argentina
- 97.5% of UABL Paraguay S.A.	Paraguay
- 100% of River Ventures LLC	Delaware, USA
- 96.6% of UABL S.A.	Argentina
- 90% of Yataity S.A.	Paraguay
- 63.3% of Agencia Maritima Argenpar S.A.	Argentina
- 100% of Lonehort S.A.	Uruguay
- 100% of UP River Ltd.	Bahamas
- 100% of UABL International S.A.	Panama
- 96% of Compaňia Naviera del Magdalena S.A.	Colombia
- 100% of Thurston Shipping Inc.	Panama
- 95% of Compañía Paraguaya de Transporte Fluvial S.A.	Paraguay
- 10% of Parabal S.A.	Paraguay
- 2.5% of Riverpar S.A.	Paraguay
- 0.4% of Sernova S.A.	Argentina
- 2.5% of UABL Paraguay S.A.	Paraguay
- 3.4% of UABL S.A.	Argentina
- 36.7% of Agencia Maritima Argenpar S.A.	Argentina
- 10% of Yataity S.A.	Paraguay
- 1% of Compaňia Naviera del Magdalena S.A.	Colombia
- 20% Yvy Pora Fertilizantes S.A.	Paraguay
- 100% of UABL Barges (Panama) Inc.	Panama
- 80% of Yvy Pora Fertilizantes S.A.	Paraguay
- 100% of UABL S.A.	Panama
- 5% of Compañía Paraguaya de Transporte Fluvial S.A.	Paraguay
- 100% of Eastham Barges Inc.	Liberia
- 100% of Dingle Barges Inc.	Liberia
- 100% of Ravenscroft Shipping (Bahamas) S.A.	Bahamas
- 100% of Ravenscroft Ship Management Ltd.	Bahamas
- 100% of Ravenscroft Ship Management Ltd.	United Kingdom
- 100% of Zulia Shipping Inc.	Panama
- 100% of Zulia Ship Management Ltd.	Bahamas
- 100% of Tecnical Services S.A.	Uruguay
- 100% of Ravenscroft Holdings Inc.	Florida, USA
- 100% of Ravenscroft Ship Management Inc.	Florida, USA
- 100% of Elysian Ship Management Inc.	Florida, USA
- 100% of Ship Management Services Inc.	Florida, USA
- 100% of Ship Management and Commercial Services Ltd.	Bahamas
- 100% of Elysian Ship Management Ltd.	Bahamas

D.         PROPERTY, PLANT, AND EQUIPMENT

Ravenscroft is headquartered in our own 16,007 square foot building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America.

In addition we own a repair facility and dry dock at Pueblo Esther, Argentina, a shipyard under construction in Punta Alvear, Argentina, and through 50% joint venture participations, two grain loading ports in Paraguay. We also own land large enough for the construction of two further terminals in Argentina. Finally, we rent offices in Argentina, Brazil, Paraguay and the United Kingdom and a shipyard in Ramallo, Argentina.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the information included under the caption “Selected Financial Data,” our historical consolidated financial statements and their notes included elsewhere in this annual report. This discussion contains forward-looking statements. For a discussion of the accuracy of these statements please refer to the section of this report titled “Cautionary Statement Regarding Forward Looking Statements” that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” in Item 3.D of this report and elsewhere in this annual report.

A.         OPERATING RESULTS

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

●
Our River Business, with 591 barges and 29 pushboats, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large region with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Bolivia, Brazil, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 48% of world soybean production in 2009, from 30% in 1995.

●
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of proprietarily designed, technologically advanced platform supply vessels, or PSVs. We have five PSVs currently in operation and seven under construction. One PSV is under construction in Brazil with expected delivery in the second quarter 2009. In addition, we contracted with a shipyard in India to construct four PSVs with deliveries commencing in 2009, and with another shipyard in China to construct two PSVs for deliveries in 2009.

●
Our Ocean Business operates ten oceangoing vessels, including four product tankers that we employ in the South American coastal trade where we have preferential rights and customer relationships, three Suezmax / Oil-Bulk-Ore, or Suezmax OBO, vessels, one Capesize vessel, one Oceangoing Pushboat, and one inland tank barge. Our Ocean Business fleet has an aggregate capacity of approximately 745,000 dwt, and our three Suezmax OBOs are capable of carrying either dry bulk or liquid cargos, providing flexibility as dynamics change between these market sectors.

●
We decided to discontinue the operations of our Passenger Business in December 2008. In line with this decision, we have laid up our only remaining passenger vessel, the Blue Monarch, and placed her in the market for sale.

Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry.

Developments in 2008

On January 15, 2008, we entered into a forward currency agreement with DVB AG to sell £0.5 million per month between January and December 2008 (both inclusive) at an average rate of $1.945 per £ to cover part of our currency exposure on our operations in the North Sea related to our Offshore Supply Business.

On January 22, 2008, we entered into a cleared Forward Freight Agreement (“FFA”) contract whereby a subsidiary of ours contracted via BNP Paribas Commodity Futures Ltd. (“BNP”) with London Clearing House (“LCH”) to charge LCH the average time charter rate for the 4 Capesize Time Charter Routes (“C4TC”) for a total of 60 days (29 days in February 2008 and 31 days in March

2008) in exchange for a fixed rate of $94,000 (ninety four thousand U.S. dollars) per day. Through these FFAs we had partially offset some of the FFA positions previously sold for the same dates.

On January 25, 2008, we entered into a 4-year term secured loan with Banco BICE as post-delivery financing of the Princess Marisol we had agreed on October 2007.

On January 29, 2008, we drew down $25.0 million under the BICE secured term loan agreement. The proceeds of the loan were fully utilized to repay the outstanding balance of the revolving non-secured credit agreement with Banco BICE. Since then, the revolving credit line has a limit of $10.0 million.

On February 5, 2008, we entered into a purchase agreement to acquire 18 Mississippi barges in the United States of America for a total purchase price of $2.4 million. The barges were paid for and delivered to us in USA on February 19, 2008.

On February 21, 2008, we entered into a purchase agreement to acquire a 7,200 HP pushboat, the M/V Harry Waddington, for a total purchase price of $4.8 million. The pushboat was paid for and delivered to us in USA on March 3, 2008.

On February 26, 2008, we paid $10.5 million corresponding to the first 20% installment under the building contracts of the two PSVs under construction in China.

On March 14, 2008, we entered into an Over The Counter, or OTC, FFA contract whereby a subsidiary of ours contracted with Cetragpa Suresnes SNC, or Cetragpa, a subsidiary of Louis Dreyfus Armateurs, to pay the average time charter rate for the C4TC for a total of 182.5 days (50% of every calendar month from January 2009 to December 2009 both inclusive) in exchange for a fixed rate of $90,000 (ninety thousand U.S. dollars) per day. This FFA is an OTC contract, has no margin requirements and bears a higher counterparty risk than a cleared FFA. If the counterparty fails to meet its obligation under the FFA, the Company could suffer losses on the contract, which could adversely affect the Company’s financial condition and results of operations. Please see section headed “Factors Affecting Our Operations–Forward Freight Agreements (FFAs)” below for a discussion of counterparty risk in OTC FFAs.

On March 17, 2008, we announced that our Board had authorized a share repurchase program which covered up to $50.0 million of our common stock up to September 30, 2008 (the ¨Share Repurchase Program¨). The program does not require the company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the company’s discretion and without notice.

On March 19, 2008, we entered into a shipbuilding contract with a shipyard in Argentina to construct the hull of an 8,325 BHP pushboat for our River fleet that will be equipped with three of the 25 heavy fuel engines included in our re-engining and re-powering program, or RERP, with expected delivery in the second quarter of 2009. The cost of the construction of the hull of this pushboat is approximately $2.0 million.

On March 27, 2008 we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Bunge S.A. to pay the average time charter rate for the C4TC for a total of 182.5 days (50% of every calendar month from January 2009 to December 2009 both inclusive) in exchange for a fixed rate of $90,500 (ninety thousand and five hundred U.S. dollars) per day.

On March 27, 2008, we entered into a purchase agreement to acquire 27 Mississippi barges and a 3,800 BHP pushboat, the M/V Joey C in the United States of America for a total purchase price of $5.7 million. All of the barges and the pushboat were paid for and delivered to us in USA on April 1, 2008.

On March 28, 2008, we entered into a purchase agreement to acquire a 7,200 BHP pushboat, the M/V Bob Blocker for a total purchase price of $4.8 million. The pushboat was paid for and delivered to us in USA on April 21, 2008.

On April 1, 2008, we received in the Hidrovia the 30 Mississippi barges and the 7,200 BHP pushboat (M/V Harry Waddington) previously acquired in the United States of America between September 26, 2007 and February 21, 2008.

On April 6, 2008, we entered into a 3-year bareboat charter for an 11,299 dwt, 2006-built product tanker, the M/T Austral, which we currently employ in the South American coastal trade.

On April 21, 2008, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Bunge S.A. to pay the average time charter rate for the 4 Capesize Time Charter Routes (“C4TC”) for a total of 182.5 days (50% of every calendar month from January 2009 to December 2009 both inclusive) in exchange for a fixed rate of $95,000 (ninety five thousand U.S. dollars) per day.

On April 29, 2008, we paid $8.8 million corresponding to the second 20% installment due under the ship building contracts for two of our four PSVs under construction in India.

On May 16, 2008, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 90 days (15 days per month from July 2008 up to December 2008) in exchange for a fixed rate of $170,000 (one hundred and seventy thousand U.S. dollars) per day. Through these FFAs we partially offset some of the FFA positions previously sold by our subsidiary for the second half of 2008. Simultaneously, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Noble Chartering Inc. (“Noble”) to pay the average time charter rate for the C4TC for a total of 90 days (15 days per month from July 2008 up to December 2008) in exchange for a fixed rate of $168,000 (one hundred and sixty eight thousand U.S. dollars) per day.

On May 19, 2008, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 184 days (every calendar month from July 2008 up to December 2008) in exchange for a fixed rate of $166,000 (one hundred and sixty six thousand U.S. dollars) per day. Through these FFA we partially offset some of the FFA positions previously sold by our subsidiary for the second half of 2008. Simultaneously, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Noble to pay the average time charter rate for the C4TC for a total of 184 days (every calendar month from July 2008 up to December 2008) in exchange for a fixed rate of $165,000 (one hundred and sixty five thousand U.S. dollars) per day.

On May 19, 2008, we entered into two cleared FFA contracts whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 60 days in June 2008 in exchange for a fixed average rate of $194,000 (one hundred and ninety four thousand U.S. dollars) per day. Through these FFAs we partially offset some of the FFA positions previously sold by our subsidiary for June 2008. On May 20, 2008, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Bunge S.A. to pay the average time charter rate for the C4TC for a total of 30 days in June 2008 in exchange for a fixed rate of $180,000 (one hundred and eighty thousand U.S. dollars) per day.

On May 20, 2008, we received a $7.9 million loan from one of our shareholders, SIPSA S.A., which we fully repaid on June 17, 2008.

On May 27, 2008, we received in the Hidrovia the 27 Mississippi barges and two pushboats (M/V Joey C and M/V Bob Blocker) previously acquired in the United States of America on March 27 and March 28, 2008.

On June 24, 2008, we entered into a 12-year secured term loan of up to $93.6 million with DVB Bank AG and Natixis as co-lenders in respect of pre-delivery and post-delivery financing of the four PSVs under construction in India.

On August 12, 2008, we entered into an Over the Counter Forward Freight Agreement (“OTC FFA”) contract whereby a subsidiary of ours contracted with Bunge S.A. to pay the average time charter rate for the C4TC for a total of 45 days (15 days per month from October to December 2008 both inclusive) in exchange for a fixed rate of $150,000 (one hundred and fifty thousand U.S. dollars) per day.

On August 13, 2008, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Noble Chartering Inc. to pay the average time charter rate for the C4TC for a total of 45 days (15 days per month from October to December 2008 both inclusive) in exchange for a fixed rate of $157,000 (one hundred and fifty seven thousand U.S. dollars) per day.

On August 14, 2008, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Bunge S.A. to pay the average time charter rate for the C4TC for a total of 365 days (every calendar day from January to December 2010 both inclusive) in exchange for a fixed rate of $83,000 (eighty three thousand U.S. dollars) per day.

On August 29, 2008, we entered into a forward currency agreement with HSBC to sell £0.5 million per month between September and December 2008 (both inclusive) at an average rate of $1.821 per £ to cover part of our currency exposure on our operations in the North Sea related to our Offshore Supply Business.

On August 29, 2008, we entered into a forward currency agreement with DVB AG to sell £1.0 million per month between January and April 2009 (both inclusive) at an average rate of $1.806 per £ to cover part of our currency exposure on our operations in the North Sea related to our Offshore Supply Business.

On September 11, 2008, we entered into a forward currency agreement with Natixis to sell £0.5 million per month between May and December 2009 (both inclusive) at an average rate of $1.710 per £ to cover part of our currency exposure on our operations in the North Sea related to our Offshore Supply Business.

On September 15, 2008, we signed and subsequently, on September 30, 2008, drew down two 12-year Senior Credit Loan facilities with IFC totaling $60.0 million, secured by tugs and barges that we own, to partially finance our River Business growth programs. The facilities include a grace period of four years.

On September 19, 2008, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Bunge S.A. to charge the average time charter rate for the C4TC for a total of 18 days in October 2008 in exchange for paying a fixed rate of $88,000 (eighty eight thousand U.S. dollars) per day.

On September 24, 2008, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Navios International Inc. (“Navios”) to pay the average time charter rate for the C4TC for a total of 45 days (15 days per month from January to March 2009 both inclusive) in exchange for a fixed rate of $53,500 (fifty three thousand five hundred U.S. dollars) per day.

On October 2, 2008, we announced that our Board authorized an extension of the share repurchase program until December 31, 2008 retaining the original cumulative dollar limit of $50.0 million.

On November 3, 2008, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 15 days per month in November and December 2008 in exchange for a fixed rate of $9,000 (nine thousand U.S. dollars) per day.

On November 25, 2008, we paid $10.5 million corresponding to the second 20% installment under the building contracts of the two PSVs under construction in China.

On November 28, 2008, we signed and subsequently on December 15, 2008 drew down a 12-year Senior Credit Loan facility with OPEC Fund for International Development (“OFID”) totaling $15.0 million, secured by tugs and barges that we own, to partially finance our River Business growth programs. The facility includes a grace period of four years.

On December 12, 2008, we paid $8.8 million corresponding to the second 20% installment under the building contracts of two out of the four PSVs under construction in India.

On December 18, 2008, we decided to discontinue the operations of our Passenger Business. In line with this decision, we have laid up our only remaining passenger vessel, the Blue Monarch, and placed her in the market for sale.

Recent Developments

On January 5, 2009, we announced that the Board authorized an extension of the share repurchase program until March 31, 2009 retaining the original cumulative dollar limit of $50.0 million. As of December 31, 2008 we had repurchased a total of 3,923,094 of our shares at an average cost of $4.97 per share for a total cost of $19.5 million.

On January 21, 2009, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 15 days per month between January and March 2009 (both inclusive) in exchange for a fixed rate of $17,500 (seventeen thousand five hundred U.S. dollars) per day.

On January 22, 2009, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 15 days per month between April and June 2009 (both inclusive) in exchange for a fixed rate of $23,000 (twenty three thousand U.S. dollars) per day.

On February 6, 2009, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Bunge S.A. to pay the average time charter rate for the C4TC for a total of 180 days (15 days per month from January to December 2010, both inclusive) in exchange for a fixed rate of $30,000 (thirty thousand U.S. dollars) per day.

On February 27, 2009, we agreed with Banco BICE to fully and voluntarily prepay all of the outstanding amounts under our $25.0 million four-year term secured loan agreement we had entered into on January 25, 2008 without any contractual penalty or breakage costs. Therefore, we will pay $18.8 plus all the interest accrued to discharge the loan completely prior to the end of April 2009.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. In December 2008, we decided to discontinue the operations of our Passenger Business. In line with this decision, we have laid up our only remaining passenger vessel, the Blue Monarch, and placed her in the market for sale. The accounting policies of the reportable segments are the same as those for the consolidated financial statements. We do not have significant inter-segment transactions.

Revenues

In our River Business, we contract for the carriage of cargos, in substantially all cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

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

Time charter revenues accounted for 57% of the total revenues from our businesses for 2008, and COA revenues accounted for 43%. With respect to COA revenues in 2008, 76% were in respect of repetitive voyages for our regular customers and 24% were in respect of single voyages for occasional customers.

In our River Business, demand for our services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. In 2005, our results of operations were negatively impacted due to the decline in soybean production associated with those years’ droughts. Water levels in the upper Paraguay River during half of fourth quarters 2007 and 2008 have also affected our volumes carried mainly out of Corumba. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during 2008. During the first nine months of 2008, the international dry bulk freight market maintained average rates significantly higher than those experienced during 2007 and 2006, reaching its highest peak in June 2008. However, between September and December 2008, the market experienced a significant decline.

Expenses

Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, and marine insurance costs. However, there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to the vessel operating expenses, our other primary operating expenses in 2008 included general and administrative expenses related to ship management and administrative functions.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties which provide brokerage services.

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

Through UP Offshore, we hold a lease for office space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We also hold a sublease to an office in Buenos Aires, Argentina and rent an office in the Aberdeen, Scotland.

Foreign Currency Transactions

During 2008, 89% of our revenues were denominated in U.S. dollars. Also, for the year ended December 31, 2008, 9% of our revenues were denominated and collected in British pounds and 2% of our revenues were denominated and collected in reais (Brazil). However, 22% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During 2008 significant amounts of our expenses were denominated in U.S. dollars and 46% of our total out of pocket operating expenses were paid in Argentine Pesos, Brazilian reais and Paraguayan guaranies.

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

Inflation, Rates of Exchange Variation and Fuel Price Increases

Neither the United States’ inflation nor global inflationary trends have had a material impact on our operations, although future inflation may affect our results and certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. A sudden outburst or a very high level of inflation can have a negative impact on our results.

Inflationary pressures in the South American countries in which we operate may not be compensated by equivalent adjustments in the rate of exchange between the U.S. dollar and the local currencies. On the contrary, the U.S. dollar depreciation or significant revaluation of the local currencies against it has had an incremental effect on the portion of our operating expenses incurred in those local currencies during part of 2008. Please see Foreign Currency Transactions.

In 2006 and thereafter, we have negotiated fuel price adjustment clauses in most of our contracts in the River Business. We may experience however temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply and cost of fuel.

In our Ocean Business, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our immediate future operations, because our vessels are currently chartered to third parties and it is the charterers’ responsibility to pay for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level.

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

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of income expressed in thousands of dollars. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

Year Ended December 31,
2008	2007	Percent Change

Revenues
Attributable to River Business	$126,425	$93,940	35%
Attributable to Offshore Supply Business	43,907	41,514	6%
Attributable to Ocean Business	133,243	58,353	128%
Total revenues	303,575	193,807	57%

Voyage expenses
Attributable to River Business	(66,782)	(42,673)	56%
Attributable to Offshore Supply Business	(1,902)	(1,822)	4%
Attributable to Ocean Business	(6,606)	(2,059)	221%
Total voyage expenses	(75,290)	(46,554)	62%

Running cost
Attributable to River Business	(37,012)	(26,149)	42%
Attributable to Offshore Supply Business	(16,719)	(13,991)	19%
Attributable to Ocean Business	(35,455)	(17,813)	99%
Total running costs	(89,186)	(57,953)	54%

Amortization of drydocking and intangible assets	(4,367)	(7,385)	-41%
Depreciation of vessels and equipment	(34,253)	(22,883)	50%
Administrative and commercial expenses	(24,396)	(20,355)	20%
Other operating income	6,513	10,944	-40%
Operating profit	82,596	49,621	66%

Financial expense and other financial expenses	(30,542)	(20,440)	49%
Financial Income	1,156	2,916	-60%
Gain (loss) on derivative instruments, net	8,816	(17,801)	--
Investment in affiliates	(442)	(28)	--
Other, net	(558)	(339)	65%
Total other expenses	(21,570)	(35,692)	-40%
Income from continuing operations before income taxes and minority interest	$61,026	$13,929	338%
Income taxes	4,173	(4,832)	--
Minority interest	(1,228)	(739)	66%

Income from continuing operations	$63,971	$8,358	665%
Loss from discontinued operations	$(16,448)	$(3,917)	320%
Net income	$47,523	$4,441	970%

Revenues. Total revenues from our River Business increased by 35% from $93.9 million in 2007 to $126.4 million in 2008. This $32.5 million increase is primarily attributable to the fuel adjustment formula in our Contracts of Affreightment, a 6% increase in volumes and an increase in pricing.

Total revenues from our Offshore Supply Business increased by 6% from $41.5 million in 2007 to $43.9 million in 2008. This $2.4 million increase is primarily attributable to a full year of operation of our UP Diamante in 2008, as compared to almost eight months of operation in 2007, to higher average rates obtained by our UP Topazio operating in the North Sea in 2008 as opposed to its operation in Brazil during 2007 and its positioning from Brazil into the North Sea during the fourth quarter of 2007; partially offset by the lesser number of operational days of our vessel UP Esmeralda as a consequence of propulsion damage (while the loss of hire of this vessel is covered by insurance, the amount of this insurance is accounted for under “Other operating income”) and slightly lower average earnings of our UP Safira, which is operating under a long term charter in the North Sea.

Total revenues from our Ocean Business increased $74.8 million, from $58.4 million in 2007 to $133.2 million in 2008, or an increase of 128%. This increase is attributable to the higher time charter rates obtained by our three Suezmax OBO vessels in 2008 as compared to 2007 and to a full year of operation of our Capesize vessel Princess Marisol, which was delivered to us in November 2007, coupled with a full year of operations in 2008 of our Product Tankers Alejandrina and Amadeo, delivered in March and August 2007, respectively, to a full year of operation of our Miranda I, which had undergone a conversion to double hull in the second quarter of 2007, and the operations of our bareboat chartered Product Tanker Austral delivered in April 2008; partially offset by the sale of our Aframax vessel, Princess Marina, in September 2007, and by the net effect of settlements of the FFA positions accounted for as cash flow hedges during 2008 that resulted in a decrease in Ocean Business revenues of $1.5 million.

Voyage expenses. In 2008, voyage expenses of our River Business were $66.8 million, as compared to $42.7 million for 2007, an increase of $24.1 million, or 56%. The increase is mainly attributable to an increase in fuel and port expenses consistent with higher fuel prices and larger volumes of cargo transported.

In 2008, voyage expenses of our Offshore Supply Business were $1.9 million, as compared to $1.8 million in 2007. This increase of $0.1 million, or 4% is primarily attributable to the delivery and commencement of operation of the UP Diamante in May 2007 and to the increase in the brokerage commissions due to the higher average rates obtained by our UP Agua-Marinha and UP Esmeralda, partially offset by lower voyage expenses incurred by our UP Topazio which underwent positioning expenses (mainly bunkers) during the fourth quarter of 2007.

In 2008, voyage expenses of our Ocean Business were $6.6 million, as compared to $2.1 million for 2007, an increase of $4.5 million, or 221%. This increase is primarily attributable to the brokerage commissions paid through the operation of our Capesize vessel Princess Marisol, which only commenced its activity with us in November 2007, to its employment under COA mode during part of in the first, third and fourth quarters of 2008 resulting in the incurrence of port expenses and bunker costs during those periods, to the bareboat charter hire paid for our bareboat charterd Product Tanker Austral delivered to us in April 2008, the higher brokerage commissions on the operations of our Capesize / Suezmax OBO fleet related to their higher time charter earnings, and husbandry expenses of our Miranda I.

Running costs. In 2008, running costs of our River Business were $37.0 million, as compared to $26.1 million in 2007, an increase of $10.9 million, or 42%. This increase is primarily attributable to higher boat and barge operational costs consistent with the increase in volumes carried, the operation of the Otto Candies convoy since March 2007; the addition in August 2007 of 33 barges and one pushboat, the addition, between April and May 2008, of 57 barges and three pushboats acquired in USA, and the overall revaluation during the first three quarters of 2008 of the local currencies against the U.S. dollar.

In 2008, running costs of our Offshore Supply Business were $16.7 million, as compared to $14.0 million in 2007, an increase of $2.7 million, or 19%. This increase is primarily attributable to the commencement of operations of our UP Diamante in May 2007 and an increase in our Brazilian operations expenses primarily attributable to both the appreciation of the Brazilian Real and a general increase in operating and crew costs in Brazil.

In 2008, running costs of our Ocean Business were $35.5 million, as compared to $17.8 million in 2007, an increase of $17.7 million, or 99%. This increase is mainly attributable to the cost of a full year of operations of our Product Tankers Alejandrina and Amadeo and our Capesize vessel Princess Marisol acquired in March, August and November 2007, respectively, and of our Product Tanker Austral in April 2008, coupled with a general increase in running costs of our ocean vessels in 2008.

Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets decreased by $3.0 million, or 41%, to $4.4 million in 2008 as compared to $7.4 million in 2007. This decrease is primarily attributable to the sale of our Aframax vessel, Princess Marina, in September 2007, and a reduced level of amortization of drydock of our Suezmax OBO vessels and our dry barges.

Depreciation of vessels and equipment. Depreciation increased by $11.4 million, or 50%, to $34.3 million in 2008 as compared to $22.9 million in 2007. This increase is primarily attributable to the entry into operation of our Product Tanker Amadeo in August 2007, and of our Capesize vessel Princess Marisol in November 2007, the additional depreciation associated with the acquisitions of the Otto Candies convoy and 90 Mississippi barges and four pushboats in the United States of America, the delivery by the yard and entry into operation of the UP Diamante in May 2007, the increased value of our Miranda I (which was converted to double hull during the second quarter of 2007), the depreciation associated with machinery added to our yard in Ramallo and the additional depreciation associated with the barge enlargement program and the barges included in the bottom replacement program. This increase is partially offset by the sales of our Aframax vessel Princess Marina on September 2007, and by the reduction in the depreciation charge of our Suezmax OBO vessels.

Administrative and commercial expenses. Administrative and commercial expenses were $24.4 million in 2008 as compared to $20.4 million in 2007. This increase of $4.0 million, or 20% is mainly attributable to an increase in salaries and related charges, as well as to the revaluation of local currencies of some South American countries against U.S. dollar for the first nine months of 2008.

Other operating income. Other operating income was $6.5 million in 2008 as compared to $10.9 million in 2007. This decrease of $4.4 million, or 40% is mainly attributable to the effect of the sale of our Aframax vessel Princess Marina in September 2007, partially offset by increases in other operating income due to insurance proceeds received in connection with damage suffered by a heavy fuel engine upon its arrival in Argentina, and to proceeds related to the delay and loss of hire insurances of our UP Esmeralda, UP Topazio and Amadeo during 2008.

Operating profit. Operating profit for the year 2008 was $82.6 million, an increase of $33.0 million, or 66% from the $49.6 million operating profit in 2007. The increase is mainly attributable to an improved performance of our Ocean Business (a $39.0 million increase), partially offset by a $5.9 million decrease in the River Business operating profit from 2007.

Financial expense and other financial expenses. Financial expense increased to $30.5 million in 2008 as compared to $20.4 million in 2007, a $10.1 million or 49% increase. This increase in expenses is mainly attributable to larger average total outstanding debt partially offset by lower average interest rates paid and higher capitalized interest related to our PSVs under construction, and to a $5.4 million increase in losses due to fluctuations in foreign currencies against the U.S. dollar.

Financial income. Financial income in 2008 decreased by $1.7 million to $1.2 million from $2.9 million in 2007. This decrease is mainly attributable to interest earned on lower cash balances held on average in 2008.

Gain (loss) on derivative instruments, net. Gain on derivative instruments increased to $8.8 million, from a loss of $17.8 million in 2007. This increase was primarily attributable to an $11.7 million non-cash gain on FFAs during the first quarter of 2008, and to a $2.4 million non-cash gain on forward sales of foreign currency (British pounds) to partially cover our exposure to movements in foreign exchange rates affecting our Offshore Supply Business, partially offset by a $5.4 million loss corresponding primarily to the settlements of our FFA positions in the first quarter of 2008.

Minority interest. Minority interest increased by $0.5 million, or 66%, to $1.2 million in 2008 as compared to $0.7 million in 2007. This increase is attributable to higher results of our subsidiary in the Offshore Supply Business where we have a minority partner.

Income taxes. The gain on income taxes in 2008 was $4.2 million, compared with a charge of $4.8 million in 2007. The gain in 2008 compared with the 2007 charge principally reflects the reduction in the deferred income tax liability from unrealized foreign currency exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business of $3.4 million given the devaluation of Brazilian real during the fourth quarter of 2008, and the benefit of income tax losses carry-forward of our operations in Argentina, partially offset by current income tax charges on our River Business operations.

Loss from discontinued operations. Losses from discontinued operations, net of tax, increased by $12.5 million from $3.9 million in 2007 to $16.4 million in 2008. This increase in loss is mainly attributable to the sale of the New Flamenco in October 2007 and to the write-off of $5.8 million in the carrying value of our Blue Monarch in the fourth quarter of 2008.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of income expressed in thousands of dollars. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

	Year Ended December 31,
	2007	2006	Percent Change
Revenues
Attributable to River Business	$93,940	$79,124	19%
Attributable to Offshore Supply Business	41,514	26,289	58%
Attributable to Ocean Business	58,353	39,202	49%
Total revenues	193,807	144,615	34%

Voyage expenses
Attributable to River Business	(42,673)	(33,536)	27%
Attributable to Offshore Supply Business	(1,822)	(3,451)	-47%
Attributable to Ocean Business	(2,059)	(602)	242%
Total voyage expenses	(46,554)	(37,589)	24%

Running costs
Attributable to River Business	(26,149)	(20,595)	27%
Attributable to Offshore Supply Business	(13,991)	(6,264)	123%
Attributable to Ocean Business	(17,813)	(13,788)	29%
Total running costs	(57,953)	(40,647)	43%

Amortization of drydocking and intangible assets	(7,385)	(8,420)	-12%
Depreciation of vessels and equipment	(22,883)	(16,294)	40%
Administrative and commercial expenses	(20,355)	(14,416)	41%
Other operating income (expenses)	10,944	(198)	--
Operating profit	49,621	27,051	83%

Financial expense	(20,440)	(18,921)	8%
Financial loss on extinguishment of debt	--	(1,411)	--
Financial income	2,916	733	298%
Loss on derivative instruments, net	(17,801)	--	--
Investment in affiliates	(28)	588	-105%
Other, net	(339)	859	-139%
Total other expenses	(35,692)	(18,152)	97%
Income from continuing operations before income taxes and minority interest	$13,929	$8,899	57%
Income taxes	(4,832)	(2,101)	130%
Minority interest	(739)	(1,919)	-61%

Income from continuing operations	$8,358	$4,879	71%
Income (loss) from discontinued operations	$(3,917)	$5,647	--
Net income	$4,441	$10,526	-58%

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

Total revenues from our Ocean Business increased from $39.2 million in 2006 to $58.4 million in 2007, or an increase of 49%. This increase is mainly attributable to the beginning of operations of our oil product carriers Alejandrina and Amadeo in March and August 2007, respectively, and of our Capesize vessel Princess Marisol in November 2007, significantly higher charter rates for Princess Katherine, and a lesser number of operational days of our three OBO vessels in 2006 due to the fact that all of them underwent special survey and drydocking in the fourth quarter of 2006, partially offset by the sale of our Aframax vessel Princess Marina in October 2007 (following the accident to her rudder that kept this vessel non operational since June 21, 2007) and a lower number of operational days of our vessels Parana Petrol and Miranda I during 2007 due to the refurbishment works on the former and the double-hull conversion of the latter.

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

In 2007, running costs of our Ocean Business were $17.8 million, as compared to $13.8 million in 2006, an increase of 29%. This increase is mainly attributable to the beginning of operations of our oil product carriers Amadeo and Alejandrina in the first and third quarter 2007 respectively and our Capesize vessel Princess Marisol, partially offset by the sale of our Aframax vessel Princess

Marina and a lower number of operational days of our Parana Petrol due to the refurbishment works she underwent since the second half of 2007.

Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets decreased by $1.0 million, or 12%, to $7.4 million in 2007 as compared to $8.4 million in 2006. The decrease is primarily attributable to the run off, during 2007, of the depreciation schedule of certain dry dock expenses of Princess Marina (prior to her sale) and Parana Petrol, partially offset by the increase in the amortization of dry dock expense on our three Suezmax OBO vessels which were drydocked at the end of 2006 and to the amortization of intangible assets related to the purchase of Ravenscroft as our subsidiary for the full year 2007 as compared to nine months in 2006.

Depreciation of vessels and equipment. Depreciation increased by $6.6 million, or 40%, to $22.9 million in 2007 as compared to $16.3 million in 2006. This increase is primarily attributable to the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006 as opposed to a full year’s depreciation in 2007, the additional depreciation associated with the acquisition of the Princess Marisol in the fourth quarter of 2007, the entry into operations of our oil product carriers Amadeo and Alejandrina in the first and third quarter of 2007 respectively, the delivery by the yard and entry into operation of the UP Diamante in May 2007, a full year of depreciation of our vessels UP Agua-Marinha, Blue Monarch, and UP Topazio, the increased value of our vessel Miranda I (which was converted to double hull during the second quarter of 2007), as well as with the acquisition of the Otto Candies convoy in March 2007 and the 33 barges and one pushboat in the US in the second quarter 2007.

Administrative and commercial expenses. Administrative and commercial expenses were $20.4 million in 2007 as compared to $14.4 million in 2006. This increase of $6.0 million is attributable mainly to the effect of the consolidation of UP Offshore and Ravenscroft as our subsidiaries from the second quarter of 2006 as opposed to a full year in 2007 and the impact for a full year of the cost of the compensation granted to the Board and management in the form of stock options and grants of stock in the fourth quarter of 2006.

Other operating income (expenses). Other operating income was $11.0 million in 2007 as compared to expenses of $0.2 million in 2006. This income change is attributable mainly to the effect of the sale of the vessel Princess Marina in 2007.

Operating profit. Operating profit for the year 2007 was $49.6 million, an increase of $22.5 million from 2006. The difference is mainly attributable to the effect of the consolidation of UP Offshore since March 2006, significantly higher operating results of our Suezmax OBO fleet, the additional contribution due to the entry into operations of our product carriers Amadeo and Alejandrina and our Capesize vessel Princess Marisol (in the first, third and fourth quarters of 2007 respectively) and the sale of Princess Marina in 2007.

Financial expense. Financial expense increased to $20.4 million in 2007 as compared to $18.9 million in 2006 primarily as a result of a larger average total outstanding debt partially offset by lower average interest rates paid.

Financial loss on extinguishment of debt.  Financial loss on extinguishments of debt for 2007 was $0, as compared to expenses of $1.4 million in 2006. This decrease is mainly attributable to the loss recognized during the fourth quarter of 2006 in connection with the early repayment of our indebtedness related to our River Business with funds from our IPO.

Financial income. Financial income in 2007 increased by $2.2 million to $2.9 million from $0.7 million in 2006. This increase is mainly attributable to interest earned on higher cash balances held on average in 2007.

Loss on derivative instruments, net. Loss on derivative instruments, net increased to a loss of $17.8 million, $6.1 million of which were realized (cash) losses resulting from the settlements of the months of July through December 2007 (both inclusive) and $11.7 million which were unrealized (non-cash) losses resulting from the mark-to-market as of December 31, 2007 of all the positions sold by us for the first quarter of 2008, as compared to $0 in 2006 because we did not have FFAs in place during 2006.

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

Income taxes. The charge for income taxes in 2007 was $4.8 million, compared with $2.1 million in 2006. The higher charge in 2007 compared with 2006 principally reflects the deferred income tax liability from unrealized foreign currency exchange gains on US Dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business (which is consolidated since the second quarter of 2006) of $3.3 million, as well as the tax liability in Brazil under the accelerated depreciation scheme our Brazilian subsidiary is utilizing for Brazilian tax purposes.

Income (loss) from discontinued operations. Losses from discontinued operations increased by $9.5 million from a gain of $5.6 million in 2006 to a loss of $3.9 million in 2007. This increase in loss is mainly attributable to higher losses in the operation of the Blue Monarch in 2007, an off-season employment of the New Flamenco in 2006 and the sale of the latter in October 2007.

B.      LIQUIDITY AND CAPITAL RESOURCES

We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank debt, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

At December 31, 2008, we had aggregate indebtedness of $412.9 million, consisting of $180.0 million aggregate principal amount of our Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. of $10.6 million under a senior loan facility with DVB Bank AG (“DVB”), indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $74.0 million under two senior loan facilities with DVB, indebtedness of our subsidiary Ingatestone Holdings Inc. of $13.8 million under a senior loan facility with DVB and Natixis as co-lenders, indebtedness of our subsidiary Stanyan Shipping Inc. of $12.0 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $17.2 million under a senior loan facility with Nordea Bank, indebtedness of our subsidiary Lowrie Shipping LLC of $20.3 million under a senior loan facility with Banco BICE, indebtedness of the Company of $10.0 million under a revolving credit line with Banco BICE, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $60.0 million in the aggregate under two senior loan facilities with International Finance Corporation, indebtedness of our subsidiary UABL Paraguay S.A. of $15.0 million under a senior loan facility with the OPEC Fund for International Development, and total accrued interest of $2.6 million. Please refer to “Description of Credit Facilities and Other Indebtedness” elsewhere herein.

At December 31, 2008, we had cash and cash equivalents on hand of $105.9 million.

Operating Activities

During the year ended December 31, 2008, we generated $71.3 million in cash flow from operations compared to $41.9 million in the year ended December 31, 2007. Net income for the year ended December 31, 2008 was $47.5 million as compared to $4.4 million in the year ended December 31, 2007, an increase of $43.1 million.

The $29.4 million increase in cash flow from operations is mainly attributable to higher income from continuing operations.

Investing Activities

During the year ended December 31, 2008, we disbursed $18.1 million for our new barge building yard under construction, $5.9 million was advanced for the purchase of 25 heavy fuel engines for our re-engining project, $20.1 million to enlarge and refurbish barges and pushboats, $29.6 million as part of the purchase of 45 Mississippi barges and three pushboats, and $8.0 million to construct our new pushboat Zonda I in our River Business; $18.8 million to fund the advances on the four PSVs that are being constructed in India, $21.0 million to fund the advances on the two PSVs that are being constructed in China and $3.8 million in relation to PSV vessel UP Rubi, under construction in Brazil, in our Offshore Supply Business; and $4.0 million to fund the improvement works in our Capesize vessel Princess Marisol, and our inland tank barge Parana Petrol, and $1.6 million to purchase nitrogen generators for the inert gas systems to be installed in three of our Product Tankers, the Austral, Miranda I and Alejandrina, in our Ocean Business. We also received a refund of the $54.0 million margin account deposit which was disbursed in 2007.

Financing Activities

Net cash provided by financing activities was $58.3 million during the year ended December 31, 2008, compared to $202.4 million during the year ended December 31, 2007. The decrease is mainly attributable to a decrease in our borrowings in 2008 as compared to 2007, to proceeds from public offerings in 2007 for $91.1 million as compared to none in 2008, to an increase in the scheduled repayments of our long term debt in 2008 as compared to 2007, and to the $19.5 million used in 2008 in connection with our share buyback program, partially offset by a reduction in the early repayment in 2007 of our long term debt.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring other assets including second-hand ocean vessels, increasing the size of many of our barges, purchasing and loading out barges and pushboats from the USA, constructing a new shipyard primarily for building barges and replacing the engines in our line pushboats with new engines that burn less expensive heavy fuel oil. We currently estimate that the construction of new vessels that are currently on order in India will require additional funds of approximately $52.8 million, out of which $11.4 million will be financed with our own cash and $41.4 million with the part of the undrawn proceeds committed under the DVB / Natixis loan facility. We estimate that the cost of increasing the size of our barges contemplated in the enlargement project for 2009 and 2010 will be around $16.0 million and that the cost of replacing the engines in our line pushboats will be approximately $38.4 million. Additionaly, we estimate that funds to be paid in connection with the construction of our PSVs in Brazil and China will amount to $35.4 million. Finally, we expect to pay approximately $8.0 million to finalize the construction of our shipbuilding yard in Argentina, and that we will also make capital expenditures to fund the building of these new barges beginning in the second half of 2009. We may order additional vessels and or incur other capital expenditures which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

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

We earn our revenues under time charters, bareboat charters, consecutive voyage charters or affreightment / voyage contracts. We earn and recognize revenue from time charters and bareboat charters on a daily basis. We recognize revenue from affreightment / voyage contracts and consecutive voyage charters based upon the percentage of voyage completion. We deem a voyage in the River Business to commence upon the departure of a discharged vessel / barge of previous cargo and we deem a voyage ended upon the completion of discharge of the current cargo. We base the percentage of voyage completion on the miles transited at the balance sheet date divided by the total miles expected on the voyage. We determine the position of the barge at the balance sheet date by locating the position of the boat with the barge in tow through the use of a global positioning system, or GPS.

Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and we recognize it as we earn it.

From time to time we provide ship salvage services under Lloyd’s Standard Form of Salvage Agreement (“LOF”). We recognize costs as they are incurred on these LOF services. We record revenue at the time the LOF settlement or arbitration award occurs. In those cases where a minimum salvage remuneration is guaranteed or determined by law or contract then such minimum amount is recognized in revenue when services are rendered.

Vessel voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by us under voyage charter arrangements. The commissions paid in advance are deferred and amortized by us over the related voyage charter period to the extent revenue has also been deferred by us since commissions are earned as our revenues are earned. We capitalize bunker expenses when we acquire them as operating supplies and we subsequently charge them to voyage expenses as consumed. All other voyage expenses and other vessel operating expenses are expensed as incurred by us.

Vessels and equipment, net

We state Vessels and equipment at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred by us during the construction periods). We also capitalize subsequent expenditures for conversions, renewals or major improvements when they appreciably extend the life, increase the earning capacity or improve the safety features of our vessels.

We compute depreciation net of the estimated scrap value which is equal to the product of each vessel’s lightweight tonnage and estimated scrap value per lightweight ton. We record depreciation using the straight-line method over the estimated useful lives of our vessels. We depreciate acquired secondhand vessels from the date of their acquisition over their remaining estimated useful lives.

From time to time, we acquire vessels which have already exceeded our own useful life policy, in which case we depreciate those vessels based on our best estimate of their remaining useful lives, typically being the next survey or certification date.

Listed below are the estimated useful lives of vessels and equipment:

Useful lives (in years)

River barges and pushboats	35
Platform Supply Vessels (PSVs)	24
Ocean-going vessels	24 to 27
Furniture and equipment	5 to 10

However, when regulations place limitations over the ability of a vessel to trade, we adjust its useful life so that it ends at the date such regulations become effective.

Considering the years of service, condition and performance of our three Suezmax OBOs, effective October 1, 2007, we have reviewed and extended their estimated useful life from 24 to 27 years. The impact of this change in estimate on the year ended December 31, 2007 increased our net income, basic net income per share and diluted net income per share in the amount of $0.7 million,

$0.02 and $0.02 per share, respectively. For the year ended December 31, 2008, its impact on net income, basic net income per share and diluted net income per share in the amount of $2.8 million, $0.09 and $0.09 per share, respectively.

At the time vessels are disposed of, we remove from the accounts the assets and related accumulated depreciation, and we record any resulting gain or loss in other operating income (expense).

We review our long-lived assets for impairment in accordance with Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount may not be recoverable by us. When the estimate of the expected future undiscounted cash flows is less than the carrying amount of the asset under review, we evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In developing estimates of future cash flows, we must make assumptions about future rates, fleet effective utilization, ship operating expenses, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Drydock Costs

Our vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations. The costs that we incur to drydock our vessels are deferred and amortized using the straight-line method over the period to their next drydocking, which is generally 24 to 36 months. The costs we incur at the dry-dock yard are mainly comprised of painting the vessel’s hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities which have to be made in order to bring or keep the vessel into compliance with classification standards. The unamortized portion of dry dock costs for vessels that we sell are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale.

We expense expenditures for maintenance and minor repairs as we incur them.

Insurance claims receivable

Insurance claims receivable comprise claims submitted relating to Hull and Machinery (H&M), Protection and Indemnity (P&I) and Loss of Hire (LOH) insurance coverage. They are recorded when the recovery of an insurance claim is probable. Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident. The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and Protection & Indemnity (“P&I”) clubs in which the Company is a member. Insurance claims receivable, included in other receivables in the accompanying balance sheets, amounts to $5.3 and $7.8 at December 31, 2008 and 2007, respectively.

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

Our pre-tax income for the three years ended December 31, 2008 was taxed in foreign jurisdictions (principally Chile, Brazil, Argentina and Paraguay).

Income tax regulations in the different countries in which we operate under which our uncertain income tax positions are determined could be interpreted differently. In this sense, the income tax returns of our primary income tax jurisdictions remain subject to examination by related tax authorities.

The tax returns are open to examination from 3 to 7 years.

Derivative financial instruments

From time to time we use derivative financial instruments to reduce risk from foreign currency fluctuations, changes in spot market rates for oceangoing vessels and changes in bunker fuel prices.

Statement of Financial Accounting Standards No. 133 Accounting for Derivative Financial Instruments and Hedging Activities SFAS 133 requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and the type of hedging relationship.

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

We offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

Through 2007 we employed our Suezmax OBO fleet in the carriage of dry bulk cargos under time charter contracts with a term of not less than 12 months. Under these time charter contracts, we received for each day in the period of the fixed time charter contracts a fixed daily rate for the use of the vessel, and the charterer paid for all voyage expenses, including fuel and port charges. During this time of fixed time charter rates obtained by our Suezmax OBO fleet, we entered into FFAs, which met the definition of a derivative, on a speculative basis that extended from July 1, 2007 to March 31, 2008 to take advantage of short term fluctuations in the market. Beginning in 2007, the spot rates in the dry bulk market began experiencing significant variability, affected by many factors throughout the world (including world dry bulk commodity production and demand). As a result of this increased volatility, we undertook a hedging program in May 2007 under which we would hedge on an anticipatory basis the probable cash flows related to each new time charter contract executed for the vessels in our Suezmax OBO fleet from April 1, 2008 forward. We already had in place fixed rate time charter contracts for our Suezmax OBO fleet that extended through March 2008 (e.g. the revenues of the fleet were fixed until March 2008), so there was no cash flow risk until the period from April, 2008 forward.

As from May 2007, all new time charter contracts for our Suezmax OBO fleet for periods starting in April 2008 were executed with a daily variable rate based on the C4TC Index. These new variable rate contracts were effective from April 2008 forward.

The C4TC Index is an average of four key time charter routes for Capesize, Suezmax OBOs or similarly sized bulk carriers within the Atlantic, Pacific basins as well as Atlantic to Pacific and vice versa.

Commencing in May 2007, we designated the FFAs as cash flow hedges of the variability of the probable cash flows to be received under time charter contracts for the operation of our Suezmax OBO fleet from April 2008 forward.

Since the Suezmax OBO fleet has been contracted on variable time charter contracts under which the vessel earnings have been linked to the C4TC and the related derivatives are linked to the C4TC Index, we have concluded at inception of the hedge that the hedging relationship will be highly effective during the hedge period.

We assess the effectiveness of the hedging program using the dollar offset method. Under this method hedge effectiveness is measured by comparing the overall changes in the expected cash flows of the hedge contracts with the changes in the expected cash flows for the forecasted time charter revenues. Likewise, our method of measuring hedge ineffectiveness is also dollar offset. The quoted future rates of the C4TC are used to estimate the cash flows of the forecasted time charter revenue transactions. Our typical sources of hedge ineffectiveness are the timing differences between the settlement of the FFAs and the collection of the Suezmax OBO fleet revenues, which have never been large enough to result in an unacceptable dollar offset.

At all times, we know which derivative cash flow is linked with which specific vessel’s cash flow, for purposes of measuring hedge ineffectiveness and / or the identification of any overhedge position.

Recent accounting pronouncements

In September, 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and therefore should be determined based on the assumptions that market participants would use in pricing an asset or liability. SFAS No. 157 sets out a fair value hierarchy and requires companies to disclose fair value measurements within that hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We have adopted SFAS No. 157 with no material impact on our consolidated financial position or results of operations.

On October 10, 2008, the FASB issued FASB Staff Position No. 157-3, determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active and illustrates key considerations in determining the fair value of a financial asset when the market for the financial asset is not active. FSP 157-3 had no impact on the Company’s consolidated financial position or its results of operations.

In February 2007, the FASB issued SFAS No.159, The Fair Value Option for Financial Assets and Liabilities—Including an amendment of FASB Statement No. 155. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities, and certain nonfinancial instruments that are similar to financial instruments, at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We did not elect the fair value option under this standard.

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

In December, 2007, the FASB also issued SFAS No. 160 which requires that a non controlling interest in a consolidated subsidiary be displayed in the consolidated statement of financial position as a separate component of equity because non-controlling interests meet the definition of equity of the consolidated entity. After control is obtained, a change in ownership interests that does not result in a loss of control will be accounted for as an equity transaction, and a change in ownership of a consolidated subsidiary that results in a loss of control and deconsolidation is a significant event that triggers gain or loss recognition, with the establishment of a new fair value basis in any remaining ownership interests. SFAS No. 160 is required to be adopted concurrently with SFAS No. 141(R) and is effective for the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. We have not yet determined what impact, if any, the adoption of SFAS No. 160 will have on our consolidated financial position or results of operations.

In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, deferring the effective date of SFAS No. 157 for one year for nonfinancial assets and liabilities, except those that are recognized or disclosed in the financial statements at least annually. We are evaluating the impact this adoption would have on the Company’s consolidated financial position or its results of operations, if any.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133” (“SFAS 161”). SFAS 161 requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early adoption encouraged.We have not yet determined what impact, if any, the adoption of SFAS 161 will have on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risks

Inflation and Fuel Price Increases

Inflation may have a material impact on our operations, as certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. A sudden outburst or a very high level of inflation can have a negative impact on our results.

Inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our future operations in the case of those ocean vessels and our offshore supply vessels which are time chartered to third parties since it is the charterers who pay for fuel. If our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a ship’s fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

In our River Business, we have some of our freight agreements adjusted by a bunker price adjustment formula, in other cases we have periodic renegotiations which adjust for fuel prices, and in other cases we adjust the fuel component of our cost into the freights on a seasonal or yearly basis as our COAs roll over. Most of our COAs provide the charterer with the option to fix the freight price based on a fixed fuel price base. In relation with the exercise of this option by some of our clients, at December 31, 2008, our subsidiary UABL Limited had forward fuel purchase agreements outstanding for 582,244 gallons at a fixed price of $2.29 per gallon with an aggregate notional value of $1.3 million and a fair value of $(0.5) million.

In our Offshore Supply Business the charterers are generally responsible for the cost of fuel.

Interest Rate Fluctuation

We are exposed to market risk from changes in interest rates, which may adversely affect our results of operations and financial condition.

Our financial variable rate debt, as of December 31, 2008, totalized $220.9 million. During 2008, we paid interest on this debt based on LIBOR plus an average spread of 1.88%. Our variable rate debt had an average interest rate of 4.51% as of December 31, 2008. A 1% increase in interest rates on $220.9 million of debt would cause our interest expense to increase on average $2.21 million per year over the term of the loans, with a corresponding decrease in income before taxes.

Foreign Currency Fluctuation

We are an international company and, while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. We use the U.S. dollar as our functional currency, and therefore, our future operating results may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. A large portion of our revenues are denominated in U.S. dollars as well as a significant amount of our expenses. However, changes in currency exchange rates could affect our reported revenues, and even our margins if costs incurred in multiple currencies are different than, or proportionally different from, the currencies in which we receive our revenues. We maintain tax credits in local currencies which may be negatively impacted if those currencies revalue relative to the U.S. dollar.

We have not historically significantly hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated future losses. However, during 2008, we entered into several forward currency agreements to sell £8.0 million in 2008 at an average rate of $1.913 per £ and £8.0 million in 2009 at an average rate of $1.758 per £ to cover part of the exposure that stems from the revenues of our PSVs in the North Sea.

Forward Freight Agreements

As stated in the Baltic Exchange’s website (www.balticexchange.com), “Forward Freight Agreements (“FFAs”) are ‘over the counter’ products made on a principal-to-principal basis. As such, they are flexible and not traded on any exchange. Contracts traded will normally be based on the terms and conditions of the FFABA standard contracts amended as agreed between the principals. The main terms of an agreement cover: (a) the agreed route, (b) the day, month and year of settlement, (c) contract quantity and (d) the contract rate at which differences will be settled. Settlement is between counter parties in cash typically within five days following the settlement date. Commissions will be agreed between principal and broker. The broker, acting as intermediary only, is not responsible for the performance of the contract. Cleared contracts, instead, also known simply as futures, are settled on a daily basis through a clearing house, and settlements are based on a close-of-play trading price. At the end of each day, traders pay or receive the difference between the price of the paper contract and the market index.”

We enter into FFAs for trading purposes or to utilize them as hedges to reduce our exposure to changes in the rates earned by some of our vessels in the normal course of our Ocean Business. When using FFAs as hedges, we aim at managing the financial risk associated with fluctuating market conditions. FFAs generally cover periods ranging from one month to one year and involve contracts to provide a fixed number of theoretical days of voyages at fixed rates. FFAs have been executed through LCH, a London clearing house, with whom we started to trade during May 2007 (but may also be agreed through other clearing houses) and “over the counter” (OTC) in which case each party is generally accepting the signature of the other party as sufficient guarantee of its obligations under the contract.

The vessels whose market exposure we aim at hedging through our FFA activity are those comprising our Capesize OBO Fleet (vessels Princess Nadia, Princess Susana, Princess Katherine and Princess Marisol). Given these vessels’ age, size, fuel consumption and other characteristics, they differ from the “theoretical” vessel used as reference to the index against which the FFAs settle. This means that when entering into FFAs, we must take into consideration this difference when determining the equivalence between the contract quantity and our exposure to the market. We estimate this difference to represent, on average, 25% to the detriment of our vessels against the theoretical vessel.

OTC FFAs are not cleared through a clearing house; they have no margin account requirements and bear a higher counterparty risk than a cleared FFA. If the counterparty to an OTC FFA fails to meet its obligation under the FFA, the Company could suffer losses on the contract which could adversely affect the Company’s financial condition and results of operations. As of December 31, 2008, 76% of the mark-to-market of our outstanding OTC FFAs was with Bunge S.A. as counterpart, 19% was with Cetragpa Suresnes SNC (a subsidiary of Louis Dreyfus Armateurs) and 5% with Navios Maritime Holdings.

Although LCH or other clearing houses require the posting of collateral, the use of a clearing house reduces the Company’s exposure to counterparty credit risk. We are exposed to market risk in relation to our positions in FFAs and could suffer substantial losses from these activities in the event our expectations prove to be incorrect. We enter into FFAs with an objective of either hedging risk or for trading purposes to take advantage of short term fluctuations in freight rates. As of December 31, 2008, we were committed to FFAs with a fair value of $65.7 million recorded as an asset. Of this amount, $5.8 million was held as cleared FFA contracts and $59.9 million was held as OTC FFA contracts with a total of 3 different counterparties. These contracts settle between January 2009 and December 2010.

We refer you to Note 8 in our consolidated financial statements included elsewhere in this report for a detailed breakdown of our outstanding FFAs at December 31, 2008.

The fair value of FFAs is the estimated amount that we would receive or pay in order to terminate these FFA contracts as of December 31, 2008.

All of our FFAs outstanding at December 31, 2008 qualified as cash flow hedges for accounting purposes, with the change in fair value of the effective portions being recorded in accumulated other comprehensive income (loss) as an unrecognized income amounting to $65.7 million which are shown at fair value on our balance sheet.

The Company recorded an aggregate net realized loss of $1.5 million recorded in “Revenues – Ocean Business” and a net realized loss of $5.8 million recorded in “Gain (loss) on derivative instruments, net” for the year ended December 31, 2008.

At March 16, 2009 the asset related to the fair market value of the FFAs was $58.4 million. However, this amount is likely to vary significantly as a result of changes in market conditions.

As of March 17, 2009 we have received $8.0 million for the settlements of all our January and February 2009 FFA positions, including $7.0 million related to OTC FFAs.

Although the counterparties to our FFAs have met their obligations under their respective FFAs to date and we have received no indication that any of them will not continue to do so, there can be no guarantee that they will continue to meet their obligations in the future.

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

Interest on the Notes is payable semi-annually on May 24 and November 24 of each year. The Notes are senior obligations guaranteed by some of our subsidiaries directly involved in our Ocean and River Businesses. The Notes are secured by first preferred ship mortgages on 15 vessels (both ocean going and pushboats), one oceangoing barge, one inland tank barge, and 279 river barges.

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

Upon the occurrence of a change of control event, each holder of the Notes shall have the right to require us to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. A change of control means:

•     if any person beneficially owns more than 35% of our voting stock and Solimar, Los Avellanos, SIPSA S.A. and their affiliates (the “Permitted Holders”) together beneficially own a lesser percentage and do not control the election of the majority of the board of directors of the Company, or

•     during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office; or

•     our merger or consolidation with or into another Person or the merger of another Person with or into us, or the sale of all or substantially all of our assets (determined on a consolidated basis) to another person other than (A) a transaction in which the survivor or transferee is a person that is controlled by the Permitted Holders or (B) a transaction following which (1) in the case of a merger or consolidation transaction, holders of securities that represented 100% of our common stock eligible to vote on matters requiring a shareholder vote immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the common stock eligible to vote on matters requiring a shareholder vote of the surviving Person in such merger or consolidation transaction immediately after such transaction and (2) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a subsidiary of the transferor of such assets.

In the first quarter of 2005, pursuant to a registration rights agreement, we completed a registered exchange offer in which we exchanged registered Notes for the Notes that were originally issued in order to allow the Notes to be eligible for trading in the public markets.

Loan Agreement with DVB Bank AG (DVB AG) of up to $15.0 million:

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

The loan is secured by a mortgage on the UP Agua-Marinha and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until February 2009 that the UP Agua-Marinha pledged as security has an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

The aggregate outstanding principal balance of the loan was $10.6 million at December 31, 2008.

Loan Agreement with DVB Bank AG (DVB AG) of up to $61.3 million:

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

The aggregate outstanding principal balance of the loan was $52.0 million at December 31, 2008.

Loan Agreement with Natixis of $13.6 million:

On January 29, 2007, Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina) as Borrower, and Ultrapetrol (Bahamas) Limited as Guarantor and Holding Company entered into a $13.6 million loan agreement with Natixis for the purpose of providing post delivery financing of one Panamanian flag small product tanker named Alejandrina.

The loan must be repaid by (i) 40 consecutive quarterly installments of $0.2 million each beginning in June 2007 and (ii) a balloon repayment of $4.5 million payable simultaneously with the 40th quarterly installment. The loan accrues interest at 6.38% per annum during the first five years of the loan and LIBOR plus 1.00% per annum thereafter for so long as the Alejandrina remains chartered under standard conditions or 1.20% per annum otherwise.

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

The aggregate outstanding principal balance of the loan was $12.0 million at December 31, 2008.

Loan Agreement with DVB Bank AG (DVB AG) of $25.0 million:

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

The aggregate outstanding principal balance of the loan was $22.0 million at December 31, 2008.

Loan Agreement with Nordea Bank Finland PLC (Nordea Bank) of $20.2 million:

On November 30, 2007, Hallandale Commercial Corp., as Borrower, Ultrapetrol (Bahamas) Ltd., as Guarantor, and Tuebrook Holdings Inc., as Pledgor, entered into a $20.2 million loan agreement with Nordea Bank for the purpose of providing post delivery financing of our Panamanian flag Product Tanker, Amadeo.

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

The aggregate outstanding principal balance of the loan was $17.2 million at December 31, 2008.

Credit Agreement with Banco BICE of $10.0 million:

On October 12, 2007, Ultrapetrol (Bahamas) Limited, as Borrower and Corporación de Navegación Mundial S.A., UP Offshore (Bahamas) Ltd. and Marine Financial Investment Corp., as Guarantors, entered into a 3-year, $15.0 million, revolving unsecured Credit Agreement with Banco BICE. On October 31, 2007, the Borrower and the Guarantors agreed with Banco Bice to an increase, for a short term period, of the principal amount of the credit facility for the sum of $10.0 million. These $25.0 million were fully utilized to fund part of the acquisition of our Capesize vessel Princess Marisol in November 2007.

On October 31, 2007, we agreed to reduce the three-year, $15.0 revolving non-secured credit facility with Banco BICE to $10.0 million, subject to entering into another Credit Agreement with Banco BICE for $25.0 million, the proceeds of which would be used to pay down the revolving facility to $0 while the facility would be capped to $10.0 million. Our obligations under this credit facility are guaranteed by three of our subsidiaries. This loan bears interest at LIBOR plus 1.625% per annum.

On September 12, 2008, Marine Financial Investment Corp. was replaced by Compañia Paraguaya de Transporte Fluvial S.A. as a Guarantor.

As of December 31, 2008, we had fully drawn down this revolving unsecured credit facility which has a scheduled maturity date on April 14, 2009.

Credit Agreement with Banco BICE of $25.0 million:

On January 25, 2008, Lowrie Shipping LLC, as Borrower, Ultrapetrol (Bahamas) Ltd., as Guarantor, and Tuebrook Holdings Inc., as Pledgor, entered into a new 4-year, $25.0 million, term secured loan agreement with Banco Bice for the purpose of repaying the $25.0 million we had borrowed from Banco Bice under the revolving credit facility.

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

The aggregate outstanding principal balance of the loan was $20.3 million at December 31, 2008.

On February 27, 2009, we agreed with Banco BICE to fully and voluntarily prepay all of the outstanding amounts without any contractual penalty or breakage costs. Therefore, we will pay $18.8 million plus all the interest accrued to discharge the loan completely prior to the end of April 2009.

Loan Agreement with DVB Bank AG (DVB AG) and Natixis of $93.6 million:

On June 24, 2008 Ingatestone Holdings Inc., as Borrower, and Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business), as joint and several Guarantors, entered into a senior secured term loan facility of up to $93.6 million with DVB AG and Natixis, as co-lenders, to finance the construction and delivery of our four PSVs being constructed in India.

This loan is divided into two tranches:

Tranche A, amounting to $60.0 million, to be made available for each ship in the amount of up to $15.0 million in multiple advances for the payment of installments of the contract price due under the applicable shipbuilding contract. This tranche accrues interest at LIBO rate plus a margin of 1.5% and shall be repaid by (i) 40 quarterly installments of $0.25 million per ship and (ii) a balloon repayment of $5.0 million per ship together with the last installment. The first quarterly repayment shall commence on the date falling three months after the delivery date of such ship. During the pre-delivery period, advances of Tranche A in respect of each ship shall not exceed $3.45 million per advance and in the aggregate for each ship the lesser of (i) 60% of the relevant construction cost and (ii) $13.8 million.

Tranche B, amounting to $33.6 million, to be made available for each ship in the amount of up to $8.4 million in a single advance on the delivery date of such ship. This tranche accrues interest at LIBO rate plus a margin of 1.75% per annum and shall be repaid by 20 quarterly installments of $0.42 million per ship. The first quarterly repayment shall commence on the date falling three months after the delivery date of such ship.

The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB AG. The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB AG and Natixis may require the entire amount of the loans be immediately repaid in full.

As of December 31, 2008, we have drawn down $13.8 million as first advance of the Tranche A applicable to our four PSVs under construction in India.

Loan Agreement with International Finance Corporation (IFC) of $25.0 million:

On September 15, 2008 UABL Paraguay S.A., as Borrower, and IFC entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan has a grace period of 4 years followed by 9 consecutive semi annual installments of $1.09 million and 8 consecutive semi annual installments of $1.90 million, beginning in June 2012. The loan accrues interest at LIBOR plus a spread between 1.875% and 3.250%, obtained from the Guarantor Prospective Debt Service Coverage ratio as indicated in the agreement, beginning with 3.00% in December 2008.

The loan is secured by a mortgage on part of our River Business fleet. The loan contains various restrictive covenants such as limiting the Borrower’s ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps) among others.

The aggregate outstanding principal balance of the loan was $25.0 million at December 31, 2008.

Loan Agreement with International Finance Corporation (IFC) of $35.0 million:

On September 15, 2008 UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (all our subsidiaries in the River Business), as Borrowers, and IFC entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan has a grace period of 4 years followed by 9 consecutive semi annual installments of $1.52 million and 8 consecutive semi annual installments of $2.66 million, beginning in June 2012. The loan accrues interest at LIBOR plus a spread between 1.875% and 3.250%, obtained from the Guarantor Prospective Debt Service Coverage ratio as indicated in the agreement, beginning with 3.00% in December 2008.

The loan is secured by a mortgage on part of our River Business fleet. The loan contains various restrictive covenants such as limiting the Borrower’s ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps) among others.

The aggregate outstanding principal balance of the loan was $35.0 million at December 31, 2008.

Loan Agreement with The OPEC Fund for International Development (OFID) of $15.0 million:

On November 28, 2008 UABL Paraguay S.A., as Borrower, and OFID entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan has a grace period of 4 years followed by 9 consecutive semi annual installments of $0.65 million and 8 consecutive semi annual installments of $1.14 million, beginning in June 2012. The loan accrues interest at LIBOR plus a spread between 1.875% and 3.250%, obtained from the Guarantor Prospective Debt Service Coverage ratio as indicated in the agreement, beginning with 3.00% in December 2008.

The loan is secured by a mortgage on part of our River Business fleet. The loan contains various restrictive covenants such as limiting the Borrower’s ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps) among others.

The aggregate outstanding principal balance of the loan was $15.0 million at December 31, 2008.

C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable.

D.         TREND INFORMATION

We believe the following developments and initiatives will have a significant impact on the operations of our various businesses.

River Business

•	New vessels. –Between February 5 and March 28, 2008, we acquired 45 Mississippi barges, two 7,200 BHP pushboats and one 3,800 BHP pushboat in the United States.

•
Expansion and fuel efficiency initiatives – We have expanded and put through the barge enlargement program approximately 50 barges. We are also working on a four year program to replace the diesel engines in our main line pushboats with new engines that will burn less expensive heavy fuel oil and build a new pushboat directly with new heavy fuel engines. Some of our largest pushboats, will in addition receive increased pushing power, taking their pushing capacity from 5,400 BHP on average to approximately 8,300 HP on average. We have contracted for 25 heavy fuel engines with MAN Diesel.

•
Construction of new barge building yard. – We are currently finishing the construction of a barge building yard in Punta Alvear, Argentina. When finished, by the end of second quarter 2009, it is expected to be capable to build 52 Jumbo barges per year at full single shift production scale, with the ability to double its capacity if required.

Offshore Supply Business

•
New vessels –We expect delivery of our sixth PSV UP Rubi, under construction in Brazil, in the second quarter of 2009. In addition, we have four PSVs under construction in India and two PSVs under construction in China with expected delivery dates between 2009 and 2010.

Ocean Business

•
Vessel acquisitions and dispositions in our Ocean Business – On April 6, 2008, we added to our Product Tanker Fleet an 11,299 dwt, 2006-built product tanker, the M/T Austral, through a 3-year bareboat charter from an unrelated third party.

•
Forward Freight Agreements – starting in May 2007, we entered into certain Forward Freight Agreements (FFAs) which we utilize as: (i) hedging instruments that reduce our exposure to changes in the spot market rates earned by certain of our vessels in the normal course of our Ocean Business, or (ii) for trading purposes to take advantage of short term fluctuations in the market. These FFAs involve a contract to provide a fixed number of theoretical days of voyages at fixed rates. At March 16, 2009 the asset related to the fair market value of the FFAs was $58.4 million. However, this amount is likely to vary significantly as a result of changes in market conditions.

Passenger Business

•
Discontinued Operation – We discontinued the operations of our Passenger Business in December 2008, after the end of the European summer season and have laid up the Blue Monarch while she remains in the market for sale.

E.          OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following schedule summarizes our contractual obligations and commercial commitments as of December 31, 2008.  The amounts below include both principal and interest payments.

Contractual Obligations

		Payments due by period
	Total	Current(a)	Two to three years(b)	Four to five years(c)	After five years(d)
	(Dollars in thousands)
1. Long – term debt obligations(e)
- DVB Bank AG
• Tranche A	$10,450	$900	$1,800	$1,800	$5,950
• Tranche B	111	111	--	--	--
- DVB Bank AG	52,039	5,189	8,600	8,600	29,650
- DVB Bank AG	22,000	3,000	4,000	4,000	11,000
- Nordea Bank Finland PLC	17,200	3,000	5,000	9,200	--
- Banco BICE (up to $10.0 million revolving facility)	10,000	10,000	--	--	--
- Banco BICE	20,313	20,313	--	--	--
- Natixis	12,027	908	1,816	1,816	7,487
- IFC UABL Paraguay	25,000	--	--	4,348	20,652
- IFC UABL	35,000	--	--	6,087	28,913
- OFID	15,000	--	--	2,609	12,391
- DVB / Natixis (up to $93.6 million)
• Tranche A	13,800	--	1,610	1,840	10,350
• Tranche B	--	--	--	--	--
- 9% Senior Notes 2014 ($180.0 million)	180,000	--	--	--	180,000

Total long – term debt obligations	$412,940	$43,421	$22,826	$40,300	$306,393

Estimated interest on long-term debt obligations
- DVB Bank AG (up to $15.0 million)
• Tranche A	$1,385	267	462	367	289
• Tranche B	--	--
- DVB Bank AG	7,355	1,334	2,293	1,838	1,890
- DVB Bank AG	3,341	619	1,023	787	912
- Nordea Bank Finland PLC	1,479	436	638	405	--
- Banco BICE (up to $10.0 million revolving facility)	241	241
- Banco BICE	172	172	--	--	--
- Natixis	4,483	756	1,336	1,102	1,289
- IFC UABL Paraguay	9,075	1,122	2,243	2,100	3,610
- IFC UABL	12,705	1,570	3,141	2,940	5,054
- OFID	5,445	673	1,346	1,260	2,166
- DVB / Natixis (up to $93.6 million)
• Tranche A	3,172	306	782	676	1,408
• Tranche B
- 9% Senior Notes 2014 ($180.0 million)	97,200	16,200	32,400	32,400	16,200

Total estimated interest on long – term debt obligations	146,053	23,696	45,664	43,875	32,818

2. Operating lease obligations	$8,472	$3,993	$4,424	$22	$33

3. Purchase obligations
- Vessel construction
• EISA Shipyard	3,660	3,660	--	--	--
• Bharati Shipyard(g)	52,831	30,818	22,013	--	--
• Wison Shipyard	31,760	26,500	5,260	--	--
- Engine Purchase(g)	19,312	19,312	--	--	--

Total purchase obligations	$107,563	$80,290	$27,273	--	--

Total Contractual Obligations	675,028	151,400	100,187	84,197	339,244

(a)	Represents the period from January 1, 2009 through December 31, 2009.
(b)	Represents the period from January 1, 2010 through December 31, 2011.
(c)	Represents the period from January 1, 2012 through December 31, 2013.
(d)	Represents the period after December 31, 2013.
(e)	Represents principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2008. Amounts do not include interest payments.
(f)	U.S. dollar / Euro exchange rate of 1.397 effective as of December 31, 2008 as per European Central Bank.
(g)	$52,831 of pending contractual obigations partially financed with $41,400 of pre-delivery proceeds from the DVB/Natixis loan facility. Additionally, such loan facility provides $33,600 as post-delivery financing.

The interest rate and term assumptions used in these calculations are contained in the following table:

Obligation	Principal at December 31, 2008	Interest Rate	Period From-To
- DVB Bank AG
• Tranche A	$10,450	2.63%	1/1/2009 – 2/28/2016
• Tranche B	111	2.63%	1/1/2009 – 2/28/2009
- DVB Bank AG	52,039	2.63%	1/1/2009 – 12/30/2016

- DVB Bank AG	22,000	2.93%	1/1/2009 – 11/30/2017

- Nordea Bank Finland PLC	17,200	2.68%	1/1/2009 – 12/31/2013

- Banco BICE (up to $10.0 million revolving facility)	10,000	3.05%	1/1/2009 – 4/30/2009

- Banco BICE	20,313	4.38%	1/1/2009 – 4/30/2009

- Natixis	12,027	6.38%	1/1/2009 – 2/28/2017

- IFC UABL Paraguay	25,000	4.43%	1/1/2009 – 06/30/2020

- IFC UABL	35,000	4.43%	1/1/2009 – 06/30/2020

- OFID	15,000	4.43%	1/1/2009 – 06/30/2020

- DVB / Natixis (up to $93.6 million)

• Tranche A	13,800	2.93%	1/1/2009 – 10/31/2019
• Tranche B	--	--	--

(h)	All interest expense calculations begin January 1, 2009 and end on the respective maturity dates. The LIBOR is the three month rate in effect as of December 31, 2008.

We believe, based upon current levels of operation, that cash flow from operations, combined with other sources of funds, will provide adequate liquidity to fund required payments of principal and interest on our debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

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

Name	Age	Position
Felipe Menendez Ross	54	Chief Executive Officer, President and Director
Ricardo Menendez Ross	59	Executive Vice President and Director
Leonard J. Hoskinson	55	Chief Financial Officer, Secretary and Director
James F. Martin	54	Director
Teseo Bergoglio	35	Director
Michael C. Hagan	62	Director
George Wood	63	Director
Alberto G. Deyros	53	Chief Accountant

Biographical information with respect to each of our directors, executives and key personnel is set forth below.

Felipe Menendez Ross. Mr. Menendez has been President, Chief Executive Officer and a Director of the Company since incorporation in December 1997, and is the brother of Ricardo Menendez. Mr. Menendez commenced his career in shipping in 1974. He is President, and has been a Director of Ultrapetrol S.A. since its incorporation in 1992 as well as the President and CEO of UABL. Mr. Menendez is also a Director of SIPSA S.A., or SIPSA, a Chilean publicly traded company controlled by the Menendez family. Mr. Menendez has been, and continues to be, actively involved in other businesses associated with the Menendez family, as well as other companies affiliated with SIPSA.

Ricardo Menendez Ross. Mr. Menendez is the Executive Vice President of the Company and CEO of UP Offshore and has been a Director of the Company since incorporation in December 1997, and is the brother of Felipe Menendez. Mr. Menendez began his career in the shipping industry in 1970 with Compania Chilena de Navegacion Interoceania S.A., and has continuously been involved in the management of the Menendez family’s shipping interests. He is the President of Oceanmarine, and has been the Executive Vice President and a Director of Ultrapetrol S.A. since it was formed in 1992. Mr. Menendez is also a Director of SIPSA, and remains involved in the management of other Menendez family businesses. Mr. Menendez has been a member of the board of The Standard Steamship Owners’ Protection & Indemnity Association (Bermuda) Limited (a member of the International Group of Protection & Indemnity Associations) since 1993 and is currently its Chairman. Mr. Menendez is also a Director of UABL.

Leonard J. Hoskinson. Mr. Hoskinson is the Chief Financial Officer of the Company, was appointed Director of the Company in March 2000 and assumed the position of Secretary six months later. Mr. Hoskinson has been employed by the Company and its subsidiaries for over 19 years. Prior to that, he had an international banking career specializing in ship finance spanning over 19 years and culminating as the Head of Shipping for Marine Midland Bank NA in New York (part of the HSBC banking group). He is also a Director of UABL.

James F. Martin. Mr. Martin has been a Director since 2000. He is Managing Partner at EMP Latin America and a Managing Director at EMP Global, responsible for the management of the $1.1 billion, Bermuda-based AIG-GE Capital Latin America

Infrastructure Fund L.P., the Central American Mezzanine Infrastructure Fund and for development of new funds and financial advisory activities in the Latin America region. Prior to joining EMP Global in 1997, Mr. Martin was head of a team responsible for investments in water and environmental infrastructure at International Finance Corporation. Mr. Martin has a BSFS in International Economics from Georgetown University and a MBA from Columbia University. He is also a Director of UABL and UP Offshore.

Teseo Bergoglio. Mr. Bergoglio has been appointed Director in 2009. He is Partner at EMP Latin America and a Managing Director at EMP Global, responsible for the management of the $1.1 billion, Bermuda-based AIG-GE Capital Latin America Infrastructure Fund L.P., the Central American Mezzanine Infrastructure Fund and for development of other funds and financial advisory activities in the Latin America region. Mr. Bergoglio has worked on investments in marine transportation, ports, power, telecom, gas transportation and railroads with focus in Brazil. Prior to joining EMP Global in 2001, Mr. Bergoglio worked at Enron Corp in their Gas and Power Risk Management Group in Houston and in Sao Paulo. Mr. Bergoglio has a B.S. in Business, a Masters in Economics and an MBA. He has also been a Director in UP Offshore since 2002. Mr. Bergoglio has served or currently serves as a director in other transportation companies in South America including ports and railroads.

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

Alberto G. Deyros. Mr. Deyros is the Chief Accountant of the Company and was appointed in April 2006. Mr. Deyros has been employed by the Company and its subsidiaries for more than eight years. Prior to that, he specialized in ship administration management over a period of 20 years. Mr. Deyros is a Certified Public Accountant and a graduate of Universidad de Buenos Aires.

B.          COMPENSATION

The aggregate annual net cost to us for the compensation paid to members of the board of directors and our executive officers was $4.4 million for the fiscal year ended December 31, 2008.

Management Agreements

For the day to day management of our operations, we and / or our subsidiaries have entered into administrative and management agreements to provide specific services for our operations. We refer you to “Related Party Transactions” in Item 7.B of this report.

C.          BOARD PRACTICES

Our audit committee is composed of Mr. Wood, one of our independent directors and is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Our corporate governance practices are in compliance with Bahamian law, and we are exempt from many of the corporate governance provisions of the Nasdaq Marketplace Rules other than those related to the establishment of an audit committee.

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

•         In lieu of an audit committee comprising three independent directors, our audit committee will have at least one member, which is consistent with Bahamian law. The member of the audit committee is a financial expert. We cannot guarantee that at least one member of our audit committee will continue to meet this requirement.

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

•     In lieu of a compensation committee comprising independent directors, our board of directors will be responsible for establishing the executive officers’ compensation and benefits. Under Bahamian law, compensation of the executive officers is not required to be determined by an independent committee.

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

D.         EMPLOYEES

As of December 31, 2008, we employed approximately 1,129 employees, consisting of 252 land-based employees and approximately 877 seafarers as crew on our vessels, of which 446 were in our River Business, 140 were in our Offshore Supply Business and 291 were in our Ocean Business. This represents a 10% increase with respect to December 31, 2007, mainly attributable to larger River and Offshore Supply fleets as well as to the additional administrative work created by our expansion of operations, partially offset by the discontinuation of our Passenger Business. Some of these employees were employed through various manning agents depending on the nationality as listed below:

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

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         MAJOR SHAREHOLDERS

The following table sets forth information regarding the owners of more than five percent of our common stock as of March 17, 2009. The address of Inversiones Los Avellanos S.A., Solimar Holdings Ltd. and Hazels (Bahamas) Investments Inc. is Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

Name	Number of Shares Beneficially Owned	Percent of Shares BeneficiallyOwned	Voting Percentage(1)
Inversiones Los Avellanos S.A. (2) (3) (4)	4,886,395	16.6%	43.7%
Solimar Holdings Ltd. (2) (5) (6)	3,124,074	10.5%	27.6%
Fidelity Management & Research Co. (7)	4,914,988	16.6%	6.5%
Franklin Resources, Inc. (8)	1,914,310	6.5%	2.5%
Neuberger Berman Inc. (9)	1,471,464	5.0%	1.9%
Hazels (Bahamas) Investments Inc. (2) (3)	150,878	0.5%	0.2%
All directors and executive officers as a group (3) (10)	5,465,847	18.4%	44.5%

(1)
Solimar, Los Avellanos and Hazels are each entitled to seven votes for each share of common stock that they hold since the Company's Initial Public Offering in October 2006. Shares purchased in the secondary market after the IPO are entitled to only one vote per share.

(2)
Solimar, Los Avellanos and Hazels have entered into an agreement pursuant to which they have agreed to vote their respective shares together in all matters where a vote of our shareholders is required. (See "Related Party Transactions" in Item 7.B. of this report).

(3)
Los Avellanos and Hazels are controlled by members of the Menendez family, including Felipe Menendez R., our President, Chief Executive Officer and a director, and Ricardo Menendez R., our Executive Vice President and a director. Los Avellanos is a wholly-owned subsidiary of SIPSA S.A. and Hazels is 99.8% owned by Los Avellanos.

(4)	Includes 150,878 shares owned by Hazels.
(5)	Includes warrants held by Solimar which entitle it to purchase up to 146,384 shares at an exercise price of $6.83 per share.
(6)	Solimar is a wholly-owned subsidiary of the AIG-GE Capital Latin American Infrastructure Fund L.P., a Bermuda Limited Partnership.
(7)	As per Schedule 13G filed with U.S. SEC on February 17, 2009.
(8)	As per Schedule 13G filed with U.S. SEC on February 9, 2009.
(9)	As per Schedule 13G filed with U.S. SEC on January 9, 2009.
(10)
Includes 310,000 shares of restricted stock issued to companies controlled by our Chief Executive Officer, and Executive Vice President. Includes 232,500 shares of common stock issuable within 60 days upon exercise of options granted to these companies and to a company controlled by our Chief Financial Officer which have vested, out of a total of 348,750, as well as 36,952 shares of restricted stock issued to our non-executive directors as part of their compensation for the services rendered to us as board members.

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

During 2008, the Company bought back 3,923,094 of its own shares and Hazels (Bahamas) Investments Inc. purchased 101,219 shares.

B.          RELATED PARTY TRANSACTIONS

Our revenues derived from transactions with related parties for each of the years ended December 31, 2006, 2007 and 2008 amounted to approximately $4.1 million, $3.0 million, and $0 million respectively. As of December 31, 2006, 2007 and 2008, the balances of the accounts receivable from and payables to all related parties were approximately $5.2 million, $4.4 million and $5.2 million, respectively.

Shipping Services Argentina S.A. (Formerly I. Shipping Services S.A.)

We and our subsidiaries also contract with related parties for various services. Pursuant to an agency agreement with us, Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) has agreed to perform the duties of port agent for us in Argentina. Shipping Services Argentina S.A. is indirectly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay Shipping Services Argentina S.A. fees ranging from $800 to $1,875 per port call. For each of the years ended December 31, 2006, 2007 and 2008 the amounts paid and / or accrued for such services amounted to $0.08 million, $0.08 million, and $0.13 million, respectively. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

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

Commercial Commissions paid to Comintra Enterprise Ltd.

In 2003, UP Offshore (Bahamas) Ltd. signed a commercial agreement with Comintra, one of its shareholders. Under this agreement Comintra agreed to assist UP Offshore (Bahamas) Ltd. regarding the commercial activities of UP Offshore (Bahamas) Ltd.’s fleet of five PSVs with the Brazilian offshore oil industry. Comintra’s responsibilities, among others, include marketing the PSVs in the Brazilian market and negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.

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

During 2005 UP Offshore (Bahamas) Ltd. paid in advance to Comintra fees under this agreement in the amount of $1.5 million. At December 31, 2008, 2007 and 2006 the outstanding balance was $0.7 million, $1.0 million and $1.4 million, respectively. During 2008, 2007 and 2006 UP Offshore (Bahamas) Ltd. paid to Comintra $0.3 million, $0.3 million and $0.1 million respectively.

Since March 21, 2006 the date of UP Offshore (Bahamas) Ltd. acquisition, our financial statements included the operations of UP Offshore (Bahamas) Ltd. on a consolidated basis. Therefore, these transactions have been included in the consolidated financial statements since that date.

Operations in OTS S.A.’s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party. In 2008, 2007 and 2006, UABL Paraguay paid to OTS S.A. $0.8 million, $0.7 million and $0.6 million, respectively, for this operation.

Solimar (Holdings) Ltd. Warrants

Under the terms of the warrant agreement dated March 16, 2000, and as amended on September 21, 2006, our shareholder Solimar owns warrants to purchase, prior to the 7.36842 for one stock split that occurred on September 25, 2006, up to 146,384 shares of our common stock at an exercise price of $6.83 per share.  These warrants may be exercised at any time up to and including March 1, 2010 for restricted and unregistered shares.

SIPSA S.A.

On May 20, 2008 we received a $7.9 million loan from SIPSA S.A., a related party, which we repaid fully on June 17, 2008. In connection with this financing we paid, during 2008, $0.04 million in interest to SIPSA S.A.

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

C.          INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

A.         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

B.          SIGNIFICANT CHANGES

None.

ITEM 9 – THE OFFER AND LISTING

A.          4. Information regarding the price history of the stock listed:

(a) High and low market prices for the five most recent full financial years

	Financial Year Ended December 31,
Per share prices	2004	2005	2006	2007	2008

High	--	--	$13.62	$27.04	$17.44

Low	--	--	$9.81	$12.80	$1.84

(b) High and low market prices for each full financial quarter for the two most recent full financial years

Per share prices	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008

High	$19.85	$24.80	$27.04	$19.70	$17.44	$16.15	$13.84	$7.77

Low	$12.80	$16.84	$15.02	$13.57	$7.13	$8.84	$5.65	$1.84

(c) High and low market prices for each month, for the most recent six months:

Per share prices	September 2008	October 2008	November 2008	December 2008	January 2009	February 2009

High	$11.17	$7.77	$4.43	$4.09	$4.47	$2.67

Low	$5.65	$3.13	$1.84	$2.55	$2.27	$1.96

B.          PLAN OF DISTRIBUTION

Not Applicable.

C.          MARKETS

Our Common Stock is listed on The Nasdaq Global Market under the symbol “ULTR”.

D.          SELLING SHAREHOLDERS

Not Applicable.

E.          DILUTION

Not Applicable.

F.          EXPENSES OF THE ISSUE

Not Applicable.

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

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.  Our non-U.S. subsidiaries did not derive any U.S.-source shipping income for the calendar year 2008, but may derive U.S.-source shipping income in future years.

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

The final regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be ‘‘primarily traded’’ on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is ‘‘primarily traded’’ on The Nasdaq Global Market.

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

We anticipate that our 5% Shareholders may own a majority of our common stock. If our 5% Shareholders own a majority of our common stock, then we will be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders.

We believe that we will be able to establish that a sufficient number of shares of our common stock are owned by qualified shareholders among our 5% Shareholders in order to qualify for the benefits of Section 883. However, there can be no assurance that we will be able to continue to satisfy the substantiation requirements in the future.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a ‘‘U.S. Individual Holder’’) should be treated as ‘‘qualified dividend income’’ that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that: (1) our common stock is readily tradable on an established securities market in the United States (such as The Nasdaq Global Market on which our common stock is traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Legislation has previously been introduced in the United States Congress which would prevent our dividends from qualifying for these preferential rates prospectively from the date of enactment.

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

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute ‘‘passive income’’ unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2008). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2008 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its assessment, management, including the Company’s chief executive and chief financial officer, determined that the Company's internal controls over financial reporting were effective as of December 31, 2008 based on the criteria in Internal Control—Integrated Framework issued by COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Pistrelli, Henry Martin y Asociados S.R.L., the Company's independent registered public accounting firm, who audited the financial statements included in the Annual Report, has audited and reported on the effectiveness of the Company's internal controls over financial reporting as of December 31, 2008 as stated in their report which appears elsewhere in this Annual Report.

(c) Attestation Report of Independent Registered Public Accounting Firm

The Attestation Report appears under Item 18 and is incorporated herein by reference.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

We have established an audit committee composed of one board member that is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The sole member of the audit committee, Mr. George Wood, is an independent director and the audit committee financial expert.

ITEM 16B – CODE OF ETHICS

The Company has adopted a code of ethics applicable to the Company’s principal executive officer and principal financial officer, principal accounting officer or controller, which complies with the definition of a “code of ethics” set out in Section 406(c) of the Sarbanes-Oxley Act of 2002.

We will provide to any person without charge, upon request, a copy of the code of ethics. Written requests for such copies must be sent to the Company Secretary at our principal executive offices at Ultrapetrol (Bahamas) Limited, c/o H&J Corporate Services Ltd., Ocean Center, Montague Foreshore, East Bay Street, Nassau, Bahamas, P.O. Box SS-19084.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pistrelli, Henry Martin y Asociados S.R.L. member of Ernst & Young Global is the independent registered public accounting firm that audits the financial statements of the Company and its subsidiaries.

Aggregate fee for professional services rendered for the Company by Pistrelli, Henry Martin y Asociados S.R.L. and other member firms of Ernst & Young Global in 2008 and 2007 in each of the following categories were:

Year ended December 31,
2008	2007
(in thousands of U.S. dollars)

Audit fees	1,077	1,065
Audit-related fees	--	107
Tax fees	83	71

Total fees	1,160	1,243

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

ITEM 16D – EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

	Total Number of Shares Purchased		Average Price Paid per Share (in US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
Month #1 1-Jan-08 to 31-Jan-08
Month #2 1-Feb-08 to 29-Jan-08
Month #3 1-Mar-08 to 31-Mar-08	740,190	(1)	9.66	638,971	(2)	43,866,587
Month #4 1-Apr-08 to 30-Apr-08	32,200		10.34	32,200		43,533,769
Month #5 1-May-08 to 31-May-08						43,533,769
Month #6 1-Jun-08 to 30-Jun-08						43,533,769
Month #7 1-Jul-08 to 31-Jul-08						43,533,769
Month #8 1-Aug-08 to 31-Aug-08						43,533,769
Month #9 1-Sep-08 to 30-Sep-08						43,533,769
Month #10 1-Oct-08 to 31-Oct-08	2,531,108		4.39	2,531,108		32,429,823
Month #11 1-Nov-08 to 30-Nov-08	537,415		2.53	537,415		31,070,545
Month #12 1-Dec-08 to 31-Dec-08	183,400		3.05	183,400		30,511,987
Total	4,024,313		5.10	3,923,094

Footnotes:
(1) Includes 101,219 shares purchased by Hazels in the open market under safe harbor 240.10b-18 of the Exchange Act.
(2) On March 17, 2008, we announced that our Board had authorized a share repurchase program which covered up to $50.0 million of our common stock up to September 30, 2008 (the ¨Share Repurchase Program¨). Since then, the Program has been extended twice and it currently expires on March 31, 2009.

ITEM 16F – CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G – CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country, the Bahamas, in lieu of NASDAQ’s corporate governance rules, or the NASDAQ Rules. The Company complies fully with the NASDAQ Rules, except that the Company’s corporate governance practices deviate from the NASDAQ Rules in the following ways:

•	The Company does not have a board of directors with a majority of independent directors. However, the Company does have two independent directors.

•	In lieu of holding regular meetings at which only independent directors are present, the Company’s entire board of directors may hold regular meetings.

•	In lieu of an audit committee comprising three independent directors, the Company’s audit committee has one member, who meets the NASDAQ requirement of a financial expert.

•
In lieu of a nomination committee comprising independent directors, the Company’s board of directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in the Company’s memorandum of association.

•
In lieu of a compensation committee comprising independent directors, our board of directors will be responsible for establishing the executive officers’ compensation and benefits. Under Bahamian law, compensation of the executive officers is not required to be determined by an independent committee.

•
In lieu of obtaining an independent review of related party transactions for conflicts of interests, the Company’s memorandum of association provides that related party transactions must be approved by disinterested directors, and in certain circumstances, supported by a fairness opinion.

•	Pursuant to the Company’s articles of association, the Company is required to obtain shareholder approval in order to issue additional securities.

•	As a foreign private issuer, the Company is not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Bahamian law.

PART III

ITEM 17 – FINANCIAL STATEMENTS

Not Applicable.

ITEM 18 – FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-34, together with the report of independent registered public accounting firm are filed as part of this annual report:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006 with Reports of Independent Registered Public Accounting Firm

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

• Management´s Report on Internal Control over Financial Reporting

• Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

• Report of Independent Registered Public Accounting Firm

• Consolidated Financial Statements

– Consolidated Balance Sheets at December 31, 2008 and 2007	F-1

– Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006	F-2

– Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006	F-3

– Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006	F-4

– Notes to Consolidated Financial Statements	F-5

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2008 AND 2007
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2008	2007
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$105,859	$64,262
Restricted cash	2,478	-
Accounts receivable, net of allowance for doubtful accounts of $432 and $248 in 2008 and 2007, respectively	17,782	15,580
Receivables from related parties	363	2,804
Operating supplies	4,059	4,676
Prepaid expenses	5,294	3,108
Receivables from derivative instruments	44,152	-
Other receivables	23,073	13,804
Other assets	4,852	1,007
Total current assets	207,912	105,241
NONCURRENT ASSETS

Receivables from derivative instruments	20,078	-
Other receivables	11,600	7,696
Receivables from related parties	4,873	2,280
Restricted cash	1,170	19,647
Vessels and equipment, net	552,683	452,544
Dry dock	3,953	4,428
Investment in affiliates	1,815	2,257
Intangible assets	2,174	2,961
Goodwill	5,015	5,015
Other assets	9,049	17,243
Deferred income tax assets	4,737	2,848
Total noncurrent assets	617,147	516,919
Total assets	$825,059	$622,160

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable	$21,747	$16,813
Payable to related parties	15	718
Accrued interest	2,567	2,579
Current portion of long-term financial debt	43,421	17,795
Other liabilities	4,416	2,568
Total current liabilities	72,166	40,473
NONCURRENT LIABILITIES

Long-term financial debt	369,519	314,140
Deferred income tax liabilities	6,515	10,663
Total noncurrent liabilities	376,034	324,803
Total liabilities	448,200	365,276

MINORITY INTEREST	4,970	3,742

SHAREHOLDERS’ EQUITY
Common stock, $01 par value: 100,000,000 authorized shares; 29,519,936 and 33,443,030 shares outstanding in 2008 and 2007, respectively	334	334
Additional paid-in capital	268,425	266,647
Treasury stock 3,923,094 shares at cost	(19,488)	-
Accumulated earnings (deficit)	57,195	9,672
Accumulated other comprehensive income (loss)	65,423	(23,511)
Total shareholders’ equity	371,889	253,142
Total liabilities, minority interest and shareholders’ equity	$825,059	$622,160

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Stated in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2008	2007	2006
REVENUES

Revenues from third parties	$303,575	$190,842	$140,536
Revenues from related parties	-	2,965	4,079
Total revenues	303,575	193,807	144,615

OPERATING EXPENSES (1)

Voyage expenses	(75,290)	(46,554)	(37,589)
Running costs	(89,186)	(57,953)	(40,647)
Amortization of dry docking	(3,580)	(6,598)	(7,830)
Depreciation of vessels and equipment	(34,253)	(22,883)	(16,294)
Management fees to related parties	-	-	(511)
Amortization of intangible assets	(787)	(787)	(590)
Administrative and commercial expenses	(24,396)	(20,355)	(13,905)
Other operating income (expenses)	6,513	10,944	(198)
	(220,979)	(144,186)	(117,564)
Operating profit	82,596	49,621	27,051

OTHER INCOME (EXPENSES)

Financial expense	(25,128)	(20,440)	(18,921)
Other financial expenses	(5,414)	-	-
Financial loss on extinguishment of debt	-	-	(1,411)
Financial income	1,156	2,916	733
Gains (losses) on derivatives, net	8,816	(17,801)	-
Investment in affiliates	(442)	(28)	588
Other, net	(558)	(339)	859
Total other income (expenses)	(21,570)	(35,692)	(18,152)

Income from continuing operations before income taxes and minority interest	61,026	13,929	8,899

Income taxes	4,173	(4,832)	(2,101)
Minority interest	(1,228)	(739)	(1,919)
Income from continuing operations	63,971	8,358	4,879

Income (loss) from discontinued operations	(16,448)	(3,917)	5,647
Net income	$47,523	$4,441	$10,526

BASIC INCOME (LOSS) PER SHARE:

From continuing operations	$1.99	$0.26	$0.27
From discontinued operations	(0.51)	(0.12)	0.32
	$1.48	$0.14	$0.59
DILUTED INCOME (LOSS) PER SHARE:

From continuing operations	$1.99	$0.26	$0.27
From discontinued operations	(0.51)	(0.12)	0.31
	$1.48	$0.14	$0.58
Basic weighted average number of shares	32,114,199	31,596,346	17,965,753
Diluted weighted average number of shares	32,213,741	31,923,350	18,079,091

(1)	In addition to management fees to related parties, operating expenses included $433, $418 and $3,163 in 2008, 2007 and 2006, respectively, from related parties.

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

 (Stated in thousands of U.S. dollars, except share data)

Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated earnings (deficit)	Accumulated other comprehensive income (loss)	Total

December 31, 2005	15,500,000	155	48,418	-	(5,295)	196	43,474

Issuance of common stock	12,500,000	125	137,375	-	-	-	137,500
Underwriting fees and issuance expenses	-	-	(12,314)	-	-	-	(12,314)
Compensation related to options and restricted stock granted	346,952	3	347	-	-	-	350

Comprehensive income:

- Net income	-	-	-	-	10,526	-	10,526
- Effect of derivative financial instruments	-	-	-	-	-	(107)	(107)
Total comprehensive income							10,419

December 31, 2006	28,346,952	283	173,826	-	5,231	89	179,429

Issuance of common stock	5,096,078	51	96,774	-	-	-	96,825

Underwriting fees and issuance expenses	-	-	(5,731)	-	-	-	(5,731)

Compensation related to options and restricted stock granted	-	-	1,778	-	-	-	1,778

Comprehensive loss:
- Net income	-	-	-	-	4,441	-	4,441
- Effect of derivative financial instruments	-	-	-	-	-	(23,600)	(23,600)
Total comprehensive loss							(19,159)
December 31, 2007	33,443,030	334	266,647	-	9,672	(23,511)	253,142

Compensation related to options and restricted stock granted	-	-	1,778	-	-	-	1,778

Repurchase of common shares	(3,923,094)	-	-	(19,488)	-	-	(19,488)

Comprehensive income:
- Net income	-	-	-	-	47,523	-	47,523
- Effect of derivative financial instruments	-	-	-	-	-	88,934	88,934
Total comprehensive income	-	-	-	-	-	-	136,457
December 31, 2008	29,519,936	$ 334	$ 268,425	$ (19,488)	$ 57,195	$ 65,423	$ 371,889
The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$47,523	$4,441	$10,526
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) Loss from discontinued operations	16,448	3,917	(5,647)
Depreciation of vessels and equipment	34,253	22,883	16,294
Amortization of dry docking	3,580	6,598	7,830
Expenditure for dry docking	(3,105)	(2,724)	(4,678)
Net (gain) losses on derivatives, net	(8,816)	17,801	-
Debt issuance expense amortization	1,015	673	750
Minority interest in equity of subsidiaries	1,228	739	1,919
Amortization of intangible assets	787	787	590
Financial loss on extinguishment of debt	-	-	1,411
(Gain) on disposal of assets	-	(10,282)	(630)
Net (gain) loss from investment in affiliates	442	28	(588)
Allowance for doubtful accounts	184	166	1,065
Share - based compensation	1,778	1,778	350
Changes in assets and liabilities net of effects from purchase of Otto Candies companies in 2007 and Ravenscroft and UP Offshore (Bahamas) companies in 2006:
(Increase) Decrease in assets:
Accounts receivable	(2,386)	(2,115)	(4,861)
Receivable from related parties	(152)	529	3,266
Other receivables, operating supplies, prepaid expenses and receivables from derivative instruments	(19,471)	(12,057)	176
Other	4,680	1,199	(138)
Increase (Decrease) in liabilities:
Accounts payable	4,934	3,497	(2,068)
Payable to related parties and other payables	(3,020)	2,072	(2,890)
Other	-	521	(647)
Net cash provided by operating activities from continuing operations	79,902	40,451	22,030
Net cash (used in) provided by operating activities from discontinued operations	(8,645)	1,449	6,771
Total cash flows from operating activities	71,257	41,900	28,801
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($46,184, $30,290 and $11,210 in 2008, 2007 and 2006 for vessels in construction)	(135,876)	(166,568)	(42,482)
Purchase of Otto Candies companies and Ravenscroft and UP Offshore (Bahamas) companies, net of cash acquired	-	(13,772)	(59,014)
Proceeds from disposals of assets	-	18,447	2,630
Decrease (Increase) in funding collateral of forward freight agreements	54,020	(54,020)	-
Cash settlement paid on forward freight agreements	(5,408)	(6,082)	-
Decrease in loan to affiliate	-	-	11,391
Purchase of minority interest in UABL Limited	-	-	(6,225)
Other	556	-	(112)
Net cash (used in) investing activities from continuing operations	(86,708)	(221,995)	(93,812)
Net cash (used in) provided by investing activities from discontinued operations	(1,283)	21,347	(10,217)
Total cash flows used in investing activities	(87,991)	(200,648)	(104,029)
CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(17,795)	(6,881)	(7,178)
Early repayment of long-term financial debt	-	(25,300)	(25,899)
Net decrease in short-term financial debt	(15,000)	-	-
Decrease in restricted cash	-	-	3,273
Proceeds from shares public offering, net of issuance costs	-	91,094	125,186
Payment of redeemable preference shares of subsidiary	-	-	(4,303)
Proceeds from long-term financial debt	113,800	145,122	-
Funds used in repurchase of common shares	(19,488)	-	-
Redemption of minority interest	-	(88)	(2,600)
Other	(3,186)	(1,585)	(517)
Net cash provided by financing activities from continuing operations	58,331	202,362	87,962
Total cash flows from financing activities	58,331	202,362	87,962
Net increase in cash and cash equivalents	41,597	43,614	12,734
Cash and cash equivalents at the beginning of year (including $1,448, $218 and $14 related to discontinued operations)	$64,262	$20,648	$7,914
Cash and cash equivalents at the end of year (including $2,546, $1,448 and $218 related to discontinued operations)	$105,859	$64,262	$20,648

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

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

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina.  In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo.

Initial public offering (IPO)

On October 18, 2006, the Company completed its initial public offering.  In this offering the Company issued and sold 12,500,000 common shares, par value $0.01 per share for $11.00 per share.  The proceeds for the Company, after underwriting fees and offering expenses totaled $125,186.

Subsequent to the IPO, an aggregate of 232,712 shares were sold by our Shareholders Inversiones Los Avellanos S.A., Hazels (Bahamas) Investment Inc. and Solimar Holdings Ltd. (collectively the “Original Shareholders”) in connection with the underwriters’ exercise of their over-allotment option.  The Company did not receive any proceeds from the sale of the over-allotment shares.

Follow on of shares issuance

On April 19, 2007, the Company issued and sold 5,096,078 common shares par value $0.01 per share for $19.00 per share through a public offering.  The proceeds for the Company after underwriting fees and offering expenses totaled $91,094.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, prices are fixed or determinable and collection is reasonably assured.

Revenues are earned under time charters, bareboat charters, consecutive voyage charters or affreightment / voyage contracts.  Revenue from time charters and bareboat charters is earned and recognized on a daily basis.  Revenue from affreightment / voyage contracts and consecutive voyage charters is recognized based upon the percentage of voyage completion.  A voyage in the River Business is deemed to commence upon the departure of the discharged barge of the previous voyage and is deemed to end upon the completion of discharge of the current voyage.  The percentage of voyage completion is based on the miles transited at the balance sheet date divided by the total miles expected for the voyage.  The position of the barge at the balance sheet date is determined by locating the position of the pushboat with the barge in tow through the use of a global positioning system (“GPS”).

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

From time to time we provide ship salvage services under Lloyd’s Standard Form of Salvage Agreement (“LOF”). The Company recognizes costs as incurred on these LOF services.  Revenue is recorded at the time the LOF settlement or arbitration award occurs.  In those cases where a minimum salvage remuneration is guaranteed or determined by contract then such minimum amount is recognized in revenue when services are rendered.

Vessel voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements.  The commissions paid in advance are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.  Bunker expenses are capitalized when acquired as operating supplies and subsequently charged to voyage expenses as consumed.  All other voyage expenses and other vessel operating expenses are expensed as incurred.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Certain of the Company’s loan agreements require the Company to fund:  (a) a loan retention account equivalent to the next loan installment (depending on the frequency of the repayment elected by the Company, i.e. quarterly or semi annually) plus interest which is used to fund the loan installments coming due, (b) a minimum cash deposit, and (c) a drydocking account which is restricted for use and can only be used for the purpose of paying for drydocking or special survey expenses.

In 2007, the Company maintains restricted cash deposits with the counterparty to cover the initial and variation margins requirements under its forward freight agreements (“FFA”).  At December 31, 2007 these deposits totaled $54,020, amount that was offset against the liability corresponding to the fair market value of the FFA amounting to $35,519.

g)	Accounts receivable

Substantially all of the Company’s accounts receivable are due from international oil companies, international grainhouses and traders.  The Company performs ongoing credit evaluations of its trade customers and generally does not require collateral.  Expected credit losses are provided for in the consolidated financial statements for all expected uncollectible accounts.

Changes in the allowance for doubtful accounts for the three years ended December 31, 2008, were as follow:

	For the years ended December 31,
	2008	2007	2006

Balance at January 1	$248	$709	$324
Provision	201	305	1,065
Recovery	(17)	(139)	-
Amounts written off (1)	-	(627)	(680)
Balance at December 31	$432	$248	$709

(1)	Accounts charged to the allowance when collection efforts cease.

h)	Insurance claims receivable

Insurance claims receivable comprise claims submitted relating to hull and machinery (H&M), protection and indemnity (P&I), loss of hire (LOH) and strike insurance coverage.  They are recorded when the recovery of an insurance claim is probable.  Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident.  The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which the Company is either a client or a member.  Insurance claims receivable, included in other receivables in the accompanying balance sheets, amounts to $ 5,313 and $ 7,779 at December 31, 2008 and 2007, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

From time to time, the Company acquires vessels which have already exceeded the Company’s useful life policy, in which case the Company depreciates such vessels based on its best estimate of such vessel’s remaining useful life, typically until the next survey or certification date.

At December 31, 2008 the estimated useful life of each of the Company’s major categories of assets is as follows:

Useful life (in years)

Ocean-going vessels	24 to 27
PSVs	24
River barges and push boats	35
Furniture and equipment	5 to 10

However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, these regulations do not affect any of our vessels.

Considering the years of service, the condition and performance of its three Suezmax Oil/Bulk/Ore (OBOs), effective October 1, 2007 management’ reviewed and extended their estimated useful lives from 24 to 27 years.  The impact of this change in estimate was as follows:

	For the years ended December 31,
	Increase (Decrease)
	2008	2007

Depreciation of vessels and equipment	(2,760)	(690)
Income from continuing operations	2,760	690
Net income	2,760	690
Basic income per share from continuing operations	0.09	0.02
Diluted income per share from continuing operations	0.09	0.02

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company’s vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations.  Costs incurred to drydock the vessel are deferred and amortized using the straight-line method over the period to the next drydock, generally 24 to 36 months.  Drydocking costs incurred are comprised of: painting the vessel’s hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards.  The unamortized portion of dry dock costs for vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale.

Expenditures for maintenance and minor repairs are expensed as incurred.

l)	Investments in affiliates

These investments are accounted for by the equity method. At December 31, 2008 and 2007 this includes our interest in 50% of Puertos del Sur S.A. and OTS S.A. and in 49% of Maritima Sipsa S.A.

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

The Company accounts for its intangible assets in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (“SFAS 142”).  The Company’s intangible assets arose as a result of the Ravenscroft acquisition (see Note 3), and consist principally of a safety management system, software, and existing customer contracts, which are being amortized over useful lives ranging from three to eight years using the straight-line method.

Accumulated amortization at December 31, 2008 and 2007 amounted to $2,164 and $1,377, respectively and amortization for the three years ended December 31, 2008 amounted to $787, $787 and $590 respectively.  Amortization of intangible assets for the five years subsequent to December 31, 2008 is expected to be $720 in 2009, $306 in 2010, and $175 in each of 2011, 2012 and 2013.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

This account includes:  (i) costs incurred to issue debt net of amortization costs, which are being amortized over the term of the debt using the effective interest rate method, and (ii) assets of discontinued operations (see Note 16).

q)	Accounts payable

Accounts payable at December 31, 2008 and 2007 consists of insurance premium payables, operating expenses, and customers advances collected, among others.

r)	Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income (“SFAS 130”), establishes standards for reporting comprehensive income (loss), which is defined as the change in equity arising from non-owner sources.  Comprehensive income (loss) is reflected in the consolidated statement of shareholders’ equity.

The components of accumulated other comprehensive income (loss) in the consolidated balance sheets were as follows:

	At December 31,
	2008	2007

Unrealized gain (losses) on FFA	65,743	(23,800)

Unrealized gain on EURO hedge	170	182

Unrealized (losses) gain on forward fuel purchases	(490)	107

Unrealized gain (losses) on derivative financial instruments	65,423	(23,511)

At December 31, 2008, the Company expects that it will reclassify $45,665 of net gain on FFA from accumulated other comprehensive income (loss) to earnings during the next twelve months related to FFA transactions that will affect earnings for 2009.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the change in the accumulated unrealized income (losses) on derivative financial instruments were as follows:

	For the years ended December 31,
	2008	2007	2006

Reclassification adjustments for amounts included in net income:

Revenues	1,498	-	-
Voyage expenses	(379)	98	-
Depreciation of vessels and equipment	(12)	(5)	(9)

Change in unrealized impact on:

FFA	88,045	(23,800)	-
Forward fuel purchases	(218)	107	(98)
	88,934	(23,600)	(107)

s)	Derivative financial instruments

The Company from time to time uses derivative financial instruments to reduce risk from foreign currency fluctuations, changes in spot market rates for oceangoing vessels and changes in bunker fuel prices.

Statement of Financial Accounting Standards No. 133 Accounting for Derivative Financial Instruments and Hedging Activities (“SFAS 133”), requires companies to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value.  The accounting for changes in the fair value (i.e., gains or losses) of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

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

Derivative financial instruments that are not designated as hedges for accounting purposes are adjusted to fair value through income.

The Company off sets fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

t)	Earnings per share

In accordance with Statement of Financial Accounting Standards No. 128, Earnings per share (“SFAS 128”) basic net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the issuance of all outstanding warrants.

Antidilutive instruments are excluded from net income per share calculations in all periods for which they are antidilutive.

The following table sets forth the computation of basic and diluted net income per share.

	For the years ended December 31,
	2008	2007	2006

Income from continuing operations	$63,971	$8,358	$4,879
Income (loss) from discontinued operations	(16,448)	(3,917)	5,647
Net income	47,523	4,441	10,526

Basic weighted average number of shares	32,114,199	31,596,346	17,965,753
Effect on dilutive shares:
Options and restricted stock	52,451	234,648	56,837
Warrants issued	47,091	92,356	56,501
Diluted weighted average number of shares	32,213,741	31,923,350	18,079,091

Basic income (loss) per share:
From continuing operations	$1.99	$0.26	$0.27
From discontinued operations	(0.51)	(0.12)	0.32
	$1.48	$0.14	$0.59
Diluted income (loss) per share:
From continuing operations	$1.99	$0.26	$0.27
From discontinued operations	(0.51)	(0.12)	0.31
	$1.48	$0.14	$0.58

u)	Stock compensation

Statement of Financial Accounting Standard No. 123 (revised 2004) Share-Based Payments (“SFAS 123(R)”) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statements of income based on their fair values.  The Company uses the Black-Scholes valuation model and straight-line amortization of compensation expense over the requisite service periods of the grants.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

v)	Other operating income (expense)

For the three years ended December 31, 2008, this account includes:

	For the years ended December 31,
	2008	2007	2006

Gain on sale of vessels	$-	$10,282	$-
Claims against insurance companies (1)	4,334	603	-
Other	2,179	59	(198)
	$6,513	$10,944	$(198)

1.	Corresponds to loss of hire insurance claims.

w)	Income taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes (“SFAS 109”) and Financial Interpretation No. 48 Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 was adopted on January 1, 2007 with no material impact to the Company´s consolidated financial position or its results of operations.

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

Ultrapetrol’s pre-tax income for the three years ended December 31, 2008 was taxed in foreign jurisdictions (principally Chile, Brazil, Argentina and Paraguay).

Income tax regulations in the different countries in which we operate are subject to interpretation by taxing authorities.  As a result our judgment in the determination of uncertain income tax positions could be interpreted differently.  In this sense, the income tax returns of our primary income tax jurisdictions remain subject to examination by related tax authorities. The tax returns are open to examination from 3 to 7 years.

x)	New accounting pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No.141(R) changes SFAS No. 141, among others, by requiring acquiring companies to recognize, with certain exceptions, 100 percent of the fair value of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than a 100 percent controlling interest when the acquisition constitutes a change in control of the acquired entity requires recognition of preacquisition loss and gain contingencies at their acquisition-date fair values and requires acquisition-related transaction costs to be expensed as incurred. SFAS No. 141(R) is required to be adopted concurrently with SFAS No.160, Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  Early adoption is prohibited.

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

In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, deferring the effective date of SFAS No. 157 for one year for nonfinancial assets and liabilities, except those that are recognized or disclosed in the financial statements at least annually.  The Company is evaluating the impact, if any, the adoption would have on the Company’s consolidated financial position or its results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133” (“SFAS 161”).  SFAS 161 requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early adoption encouraged.  The Company has not yet determined what impact, if any, the adoption of SFAS 161 will have on its consolidated financial position or results of operations.

3.	BUSINESS ACQUISITIONS

a)	Acquisition of 100% of Ravenscroft

On March 20, 2006, we purchased, for $11,500 all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. (Ravenscroft) from two of our related companies Crosstrade Maritime Inc. and Crosstrees Maritime Inc.

Ravenscroft and its affiliated entities manage the vessels in our Ocean and Offshore Business.  The purpose of this acquisition was to open new business opportunities on ship management services and to eliminate the management fees paid to related parties, while bringing the costs of ship management in-house.

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

c)	UP River (Holdings) Ltd.

On May 3, 2006, we signed an agreement with the IFC, to purchase from the IFC the 7.14% of our subsidiary UP River (Holdings) Ltd., which we did not own for a purchase price of $6,225.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d)	Ultracape Delaware LLC

On September 22, 2006, Ultracape (a 60% subsidiary) sold 100% of its interest in Ultracape Delaware LLC to MexPlus Puertos S.A. de C.V., a related party of our shareholder Solimar Holdings Ltd., for a total price of $2,630.  Ultrapetrol recorded a gain of $630 from this disposition in “Other income (expense) -- Other, net”.

4.	DRY DOCK

The capitalized amounts in dry dock at December 31, 2008 and 2007 were as follows:

	At December 31,
	2008	2007

Original book value	$16,136	$20,822
Accumulated amortization	(12,183)	(16,394)
Net book value	$3,953	$4,428

5.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at December 31, 2008 and 2007 were as follows:

	At December 31,
	2008	2007

Ocean-going vessels	$233,816	$228,090
River barges and pushboats	237,338	172,041
PSVs	113,894	113,862
Construction of PSV in progress	24,059	19,609
Advances for PSV construction	59,920	18,226
Furniture and equipment	7,111	6,784
Building, land and operating base	12,024	11,327
Yard construction in progress	23,888	5,770
Advances to vendors	4,810	6,941
Total original book value	716,860	582,650
Accumulated depreciation	(164,177)	(130,106)
Net book value	$552,683	$452,544

In 2008, 2007 and 2006 we capitalized interest on our construction in progress in the amounts of $3,230, $2,403 and $2,299, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ACQUISITIONS AND DISPOSALS

Ocean Business

On October 19, 2007, we purchased the Princess Marisol, a 166,000 dwt Capesize vessel, for a total purchase price of $57,000.

On July 10, 2007, we sold our Aframax vessel Princess Marina, for a total sale price of $18,090 net of commissions.  The gain on sale of vessel was $10,282.

In the last quarter of 2006, the Company purchased two oil product tankers, named Alejandrina with a carrying capacity of 9,219 dwt and Amadeo with a carrying capacity of 39,530 dwt, for an aggregate purchase price of $36,100.

River Business

During 2008, the Company purchased 45 Mississippi barges, two 7,200 BHP push-boats and one 3,800 BHP push-boat for an aggregate purchase price of $17,700.  The Company has also incurred $11,629 in additional direct costs relating to these acquisitions.

In 2007, the Company purchased 12 Mississippi barges for an aggregate purchase price of $900 and incurred additional costs of $64.

On March 7, 2007, the Company through its subsidiaries in the River Business acquired all of the issued and outstanding shares of Candies Paraguayan Ventures LLC ("CPV"), a US limited liability company, and Compañía Paraguaya de Transporte Fluvial S.A. ("CPTF"), a Paraguayan company, (the "Otto Candies acquisition") for $13,797 in cash. At time of acquisition, CPV and CPTF owned 12 jumbo river barges and 1 push-boat valued at $15,000 and had cash of $25, other current assets of $496 and outstanding commercial liabilities and deferred tax liabilities of $404 and $354, respectively.  The excess of the fair value of the net assets over the purchase price paid of $966 was re-allocated on a pro-rata basis to the fair value of the barges and push-boat acquired.

In 2007 the Company, through its subsidiaries in the River Business, purchased 33 Mississipi barges and a push boat for a total contract price of $7,852.  The Company had also incurred $5,980 in additional direct costs relating to the acquisition.

In 2007 and 2008, we contracted to purchase 19 new heavy fuel engines for some of our large and medium sized pushboats in our River Business in addition to the six already purchased in 2006 and already received.  The total purchase price of the engines is $24,140 with deliveries ranging between March and December 2009. At December 31, 2008 we had paid $4,810 as advances under these contracts, which was recorded under Advances to vendors.

At December 31, 2008 the Company had remaining commitments of $19,312 on non-cancelable contracts to purchase 19 new heavy fuel engines.

Offshore Supply Business

On December 21, 2007, UP Offshore (Bahamas) Ltd. signed two contracts with a shipyard in China to construct two PSVs, with deliveries in 2009 and 2010.  The price for each new PSV to be constructed in China is $26,400, to be paid in five installments of 20% of the contract price each, prior to delivery. As of December 31, 2008, UP Offshore (Bahamas) Ltd. paid two installments amounting $21,040, which are recorded as Advances for PSV construction.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On February 21 and June 13, 2007, UP Offshore (Bahamas) Ltd. signed shipbuilding contracts with a shipyard in India for construction of four PSV with a combined cost of $88,052, with contracted deliveries in 2009 and 2010.  The purchase price will be paid in five installments of 20% of the purchase price each, prior to delivery.  As of December 31, 2008, UP Offshore (Bahamas) Ltd. had paid installments on its PSV under construction in India totaling $35,221, which are recorded under Advances for PSV construction account.

In June 2003, UP Offshore Apoio Maritimo Ltda. (our wholly owned subsidiary in the Offshore Supply Business) signed shipbuilding contracts for construction of four PSV with EISA Estaleiro Ilha S/A (EISA), a Brazilian corporation. During November 2005 UP Offshore Apoio Maritimo Ltda. and EISA amended some conditions of the shipbuilding contracts, including the purchase price and the delivery dates.  At December 31, 2008 we took delivery and placed into service three PSV (two in 2006 and one in 2007).

As of December 31, 2008, the Company had remaining commitments of $88,251 on non-cancelable contracts for the construction of seven PSV (four in India, two in China and one in Brazil) scheduled for delivery in 2009 and 2010.

6.	LONG-TERM DEBT AND OTHER FINANCIAL DEBT

Balances of long-term financial debt at December 31, 2008 and 2007:

	Financial institution /		Nominal value
Borrower	Other	Due-year	Current	Noncurrent	Total

Ultrapetrol (Bahamas) Ltd.	Private Investors (Notes)	2014	$-	$180,000	$180,000
UP Offshore Apoio	DVB AG	Through 2016	1,011	9,550	10,561
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	5,189	46,850	52,039
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	3,000	19,000	22,000
Stanyan Shipping Inc.	Natixis	Through 2017	908	11,119	12,027
Lowrie Shipping LLC	BICE	2009	20,313	-	20,313
Ultrapetrol (Bahamas) Ltd.	BICE	Through 2009	10,000	-	10,000
Hallandale Commercial Corp.	Nordea	Through 2013	3,000	14,200	17,200
Ingatestone Holdings Inc.	DVB AG + Natixis	Through 2019	-	13,800	13,800
UABL Paraguay S.A.	IFC	Through 2020	-	25,000	25,000
UABL Paraguay S.A.	OFID	Through 2020	-	15,000	15,000
UABL Barges and others	IFC	Through 2020	-	35,000	35,000
December 31, 2008			$43,421	$369,519	$412,940
December 31, 2007			$17,795	$314,140	$331,935

Aggregate annual future payments due to the long-term financial debt were as follows:

Year ending December 31

2009	$43,421
2010	11,798
2011	11,028
2012	17,550
2013	22,750
Thereafter	306,393
Total	$412,940

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9% First Preferred Ship Mortgage Notes due 2014

On November 24, 2004, the Company completed a debt offering of $180,000 of 9% First Preferred Ship Mortgage Notes due 2014 (the “2014 Senior Notes”), through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S (the “Offering”).  The net proceeds of the Offering were used to repay the 2008 Senior Notes, certain other existing credit facilities and to fund some vessel acquisitions.

Interest on the 2014 Senior Notes is payable semi-annually on May 24 and November 24 of each year.  The 2014 Senior Notes are senior obligations guaranteed by the majority of the Company’s subsidiaries directly involved in our Ocean and River Business.  The Notes are secured by first preferred ship mortgages on 15 vessels (both ocean going and pushboats), 2 oceangoing barges and 279 river barges.

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

At December 31, 2008 the net book value of the assets pledged as a guarantee of the 2014 Senior Notes was $97,000.

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

This loan is divided into two tranches:

-
Tranche A, amounting to $13,000, accrues interest at LIBOR plus a margin of 2.25% per annum and shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 together with the 120th installment.

-	Tranche B, amounting to $2,000 and accrues interest at LIBOR plus a margin of 2.875% per annum and shall be repaid by 35 consecutive monthly installments of $56 each beginning in March 2006.

On January 24, 2007 UP Offshore Apoio and DVB AG amended and restated the margin of both tranches to 1.20% per annum effective since February 1, 2007.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The loan bears interest at LIBOR plus 1.20% per annum with quarterly principal and interest payments and matures in December 2016. The regularly scheduled principal payments are due quarterly and range from $1,075 to $1,325, with a balloon installment of $16,000 in December 2016. If a PSV is sold or becomes a total loss, the Borrower shall prepay the loan in an amount equal to the stipulated value of such PSV, which is initially stipulated in $18,750 and shall be reduced in the amount of $387.5 on each repayment date.

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

At December 31, 2008, the combined outstanding principal balance under the loan agreements was $84,600 and the aggregate net book value of the assets pledged was $102,000.

Senior secured term loan with Natixis of up to $13,616

On January 29, 2007, Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina) drew down an amount of $13,616 under a loan agreement with Natixis to provide post-delivery financing secured by the vessel.  The loan, which matures in February 2017, shall be repaid by 40 equal quarterly installments of $227 with a balloon installment of $4,536.  The loan accrues interest at 6.38% per annum for the first five years of the loan and LIBOR plus 1.20% per annum thereafter.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2008, the outstanding principal balance was $12,027 and the aggregate net book value of the assets pledged was $17,000.

Four-year term $25,000 secured loan agreement with Banco BICE

On January 25, 2008, Lowrie Shipping LLC (our wholly owned subsidiary in the Ocean Business and the owner of the Princess Marisol), as Borrower, Ultrapetrol (Bahamas) Limited and Angus Shipping LLC (our wholly owned subsidiary), as Guarantors, and Tuebrook Holdings Inc. (our wholly owned subsidiary), as Pledgor entered into a four-year term, $25,000 secured loan agreement with Banco BICE for the purpose of repaying the $25,000 we have borrowed from Banco BICE under the revolving credit facility.

On January 29, 2008, we drew down the full amount of the loan.

The loan shall be repaid by 16 consecutive quarterly installment of $1,562 each beginning in April 2008.  The loan accrues interest at LIBOR plus 2.95% per annum.

The loan is secured by a mortgage on the Princess Marisol and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Limited and Angus Shipping LLC.  The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.  The loan contains various restrictive covenants including interest coverage, financial debt to shareholders’ equity and financial debt to EBITDA ratios, as well as customary events of default.

The aggregate outstanding principal balance of the loan was $20,313 at December 31, 2008, and the aggregate net book value of the asset pledged was $47,000.

As further described in Note 18 the Company agreed with Banco BICE to fully and voluntary prepay all of the outstanding amounts under this loan prior to April 30, 2009.  Consequently, as of December 31, 2008 the Company included the outstanding principal balance of $20,313 as current liabilities.

Revolving non-secured credit facility with Banco BICE

On October 12, 2007, we entered into a three-year, $10,000, revolving non-secured credit facility with Banco BICE.  Our obligations under this credit facility are guaranteed by three of our subsidiaries.  This loan bears interest at LIBOR plus 1.625% per annum.

This revolving non-secured credit facility contains certain covenants similar to the four-year term $25,000 secured loan agreement mentioned above.

As of December 31, 2008, we drew down $10,000 available under this revolving non-secured credit facility which is due on January 13, 2009.  The Company has renewed this loan until April 2009.

Senior secured term loan with Nordea Bank Finland PLC (Nordea Bank) of $20,200

On November 30, 2007, Hallandale Commercial Corp. (our wholly owned subsidiary in the Ocean Business and the owner of the Amadeo) as Borrower, Ultrapetrol (Bahamas) Ltd., as Guarantor, and Tuebrook Holdings Inc. (our wholly owned subsidiary), as Pledgor, entered into a $20,200 loan agreement with Nordea Bank for the purpose of providing post delivery financing of the vessel.

The loan shall be repaid by (i) 12 consecutive quarterly installments of $750 each beginning in March 2008 followed by 12 consecutive quarterly installments of $500 each, and (ii) a final balloon repayment of $5,200 payable simultaneously with the last installment.  The loan accrues interest at LIBOR plus 1.25% per annum.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Further, the loan agreement requires until all commitments have terminated and all amount payable have been paid in full, the fair market value of the ship shall be not less than 130% of the loan.

The aggregate outstanding principal balance of the loan was $17,200 at December 31, 2008, and the aggregate net book value of the asset pledged was $30,000.

Loan with DVB Bank AG (DVB AG) and Natixis

On June 24, 2008 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured term loan facility of up to $93,600 with DVB AG and Natixis, as co-lender, to finance the construction and delivery of our PSVs being constructed in India.

This loan is divided into two tranches:

-
Tranche A, amounting to $60,000, to be made available for each ship in the amount of up to $15,000 in multiple advances for the payment of installments of the contract price due under the applicable shipbuilding contract.  This tranche accrues interest at LIBOR plus a margin of 1.5% and shall be repaid by (i) 40 quarterly installments of $250 per ship and (ii) a balloon repayment of $5,000 together with the last installment.  The first quarterly repayment shall commence on the date falling three months after the delivery date of such ship.

During the pre-delivery period, advances of Tranche A in respect of each ship shall not exceed $3,450 per advance and in the aggregate for each ship the lesser of (i) 60% of the relevant construction cost and (ii) $13,800.

-
Tranche B, amounting to $33,600, to be made available for each ship in the amount of up to $8,400 in a single advance on the delivery date of such ship.  This tranche accrues interest at LIBOR plus a margin of 1.75% per annum and shall be repaid by 20 quarterly installments of $420 per ship.  The first quarterly repayment shall commence on the date falling three months after the delivery date of such ship.

The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB AG.  The agreements governing the facility also contain customary events of default.  If an event of default occurs and is continuing, DVB AG and Natixis may require the entire amount of the loans be immediately repaid in full.

In 2008, we drew down $13,800 of the Tranche A applicable to our PSVs under construction in India.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loan with International Finance Corporation (“IFC”)

a)	Loan facility up to $25,000

On September 15, 2008 UABL Paraguay S.A. (our subsidiary in the River Business), as Borrower, and IFC entered into a loan agreement to partially finance:  (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan shall be repaid in semi-annual installments of $1,087 for the first 9 payments and $1,902 for the last 8 payments, beginning in June 2012.  The loan accrues interest at LIBOR plus 3% for the first payment due in December 2008.  The next interest installments will be calculated considering LIBOR plus a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage ratio as indicated in the agreement.

The loan is secured by a mortgage on part of our River Business fleet.  The loan contains various restrictive covenants, among others, that limit the Borrower’s ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel.

b)	Loan facility up to $35,000

On September 15, 2008 UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (all our subsidiaries in the River Business), as Borrowers, and IFC entered into a loan agreement to partially finance:  (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan shall be repaid in semi-annual installments of $1,522 for the first 9 payments and 2,663 for the last 8 payments, beginning in June 2012.  The loan accrues interest at LIBOR plus 3% for the first payment due on December 2008.  The next interest installments will be calculated considering LIBOR plus a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage ratio as indicated in the agreement.

The loan is secured by a mortgage on part of our River Business fleet.  The loan contains various restrictive covenants, among others, that limit the each Borrower’s ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel.

Loan with OPEC FUND FOR INTERNATIONAL DEVELOPMENT (“OFID”)

On November 28, 2008 UABL Paraguay S.A. (our subsidiary in the River Business), as Borrower, and OFID entered into a loan agreement of up to $15,000 to partially finance:  (i) the replacement of existing pushboat engines and the conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing;

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The loan shall be repaid in semi-annual installments of $652 for the first 9 payments and 1,141 for the last 8 payments, beginning in June 2012.  The loan accrues interest at LIBOR plus 3% for the first disbursement due on June 2009.  The next interest installment will be calculated considering LIBOR plus the percentage obtained from the Guarantor Prospective debt service coverage ratio.

The loan is secured by a mortgage on a portion of our River Business fleet.  The loan contains various restrictive covenants, among others, that limit the Borrower’s ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel.

At December 31, 2008, the outstanding principal balance under the loan agreement with OFID and IFC was $75,000 and the aggregate net book value of the assets pledged was $55,000.

Loans with IFC and KfW entered into by UABL Barges and UABL Paraguay

In connection with the 2006 IPO described in Note 1, the Company prepaid outstanding debt in the amount of $25,899 which resulted in a loss on extinguishment of $1,411.

7.	FINANCIAL INSTRUMENTS

On September 16, 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.  The Company adopted SFAS No. 157 effective January 1, 2008, with no material impact on the Company’s consolidated financial position or its results of operations.

On October 10, 2008, the FASB issued FASB Staff Position No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active and illustrates key considerations in determining the fair value of a financial asset when the market for the financial asset is not active. FSP 157-3 had no impact on the Company’s consolidated financial position or its results of operations.

The fair value of an asset or liability, as defined by SFAS No. 157, is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value.  Level 1 inputs are quoted prices in active markets for identical assets or liabilities.  Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company’s assets and liabilities as of December 31, 2008 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

FFA	$-	$65,743	$-
Forward fuel purchases	$-	$(490)	$-
Forward currency exchange contracts	$-	$2,398	$-

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair value of the Company´s other financial assets and liabilities were as follows:

	At December 31
	2008		2007
	Carrying value	Fair value	Carrying value	Fair value
Assets

Cash and cash equivalents	$105,859	$105,859	$64,262	$64,262
Restricted cash (current and non-current portion)	3,648	3,648	55,687	55,687

Liabilities

Long term financial debt (current and non-current portion – Note 6)	$412,940	$277,063	$331,935	$326,118

The carrying value of cash and cash equivalents approximates fair value.  The fair values of long-term debt was estimated based upon quoted market prices or by using discounted cash flow analysis based on estimated current rates for similar types of arrangements.  Generally, the carrying value of variable interest rate debt, approximates fair value.  Considerable judgment was required in developing certain of the estimates of fair value and, accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

On February 15, 2007, the FASB issued No. 159, The Fair Value Option for Financial Assets and Liabilities – Including an amendment of FASB Statement No. 155. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities, and certain non-financial instruments that are similar to financial instrument, at fair value.  SFAS No. 159 became effective for the Company on January 1, 2008 and the Company did not elect the fair value option under this standard.

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

8.	DERIVATIVE INSTRUMENTS

Assets and liabilities arising from outstanding derivative positions are included in the accompanying consolidated balance sheets as receivables from derivative instruments and other liabilities, as follows:

	At December 31, 2008
	Current receivables from derivative instruments		Noncurrent receivables from derivative instruments	Current other liabilities

FFA	$41,754	(1)	$20,078	$-
Forward fuel purchases	-		-	490
Forward currency exchange contracts	2,398		-	-
	$44,152		$20,078	$490

(1)  This amount was offset by a cash collateral of $3,911 received from the clearing house.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2007 the fair market value of all FFA, resulted in a liability to the Company of $35,519 which was offset against the cash collateral amounting to $54,020 and was recorded in the non-current restricted cash on the consolidated balance sheet.

Gains (losses) on derivatives, net included in the accompanying consolidated statements of income for the three years ended December 31, 2008 are as follows:

	For the years ended December 31,
	2008	2007	2006

FFA	$6,311	$(17,801)	$-
Forward currency exchange contracts	2,954	-	-
Other	(449)	-	-
	$8,816	$(17,801)	$-

FFA

Through 2007 the Company employed its Capesize OBO Fleet in the carriage of dry bulk cargos under time charter contracts. Under these time charter contracts the Company received for each day in the period of the fixed time charter contracts a fixed daily rate for the use of the vessel. During this time of fixed time charter rates obtained by the Company’s Capesize OBO Fleet, the Company entered into freight forward agreements (FFA), which met the definition of a derivative, on a speculative basis that extended from July 1, 2007 to March 31, 2008 to take advantage of short term fluctuations in the market. The Company already had in place fixed rate time charter contracts for its Capesize OBO Fleet that extended through March 2008 (e.g. the revenues of the fleet were fixed until March 2008), so there was no cash flow risk until the period from April, 2008 forward.

The Company entered into FFA either via a clearing house or over the counter with an objective to utilize them as hedging instruments that reduce its exposure to changes from April 2008 onwards in the spot market rates earned by certain of its vessels in the normal course of its Ocean Business, the Capesize OBO fleet.  These FFA involve a contract to provide a fixed number of theoretical days of voyages at fixed rates.  These contracts are net settled each month with the Company receiving a fixed rate per day and paying the average rate of the C4TC Index.  The FFA are hedging the fluctuation in the revenues of the Capesize OBO fleet which are based on the C4TC Index.

At December 31, 2008 the outstanding FFA entered by the Company were as follows:

Days		Fixed rate paid($/day)	Floating rate paid	Nominal amount (in thousands)	Fair value Asset (Liability) (in thousands)	Settlement date

OTC contracts:

182.5	(1)	90,000	C4TC	$16,425	$12,109	January to December 2009
182.5	(1)	90,500	C4TC	16,516	12,597	January to December 2009
182.5	(1)	95,000	C4TC	17,338	13,383	January to December 2009
365.0	(2)	83,000	C4TC	30,295	20,078	January to December 2010
45.0	(1)	53,500	C4TC	2,408	1,722	January to March 2009

Contracts via clearing house:

180.0	(3)	51,000	C4TC	9,180	5,854	January to December 2009
				$92,162	$65,743

(1)	Corresponds to 50% of days of every calendar month.
(2)	Corresponds to each calendar month.
(3)	Corresponds to 15 days per month.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2008, the Company paid net cash settlements for its FFA positions from April 2008 to December 2008 totaled $1,947.

FFA have been designated as cash flow hedges for accounting purposes with the change in fair value being recorded in other comprehensive income (loss) as unrealized income of $65,743 at December 31, 2008 and an unrealized loss of $23,800 at December 31, 2007.  Any gain or loss will be realized in future earnings contemporaneously with the related revenue generated for our Capesize OBO fleet in the Ocean Business.

FFA representing positions from January 2008 to March 2008 and FFA which were settled between July 2007 and December 2007 were not designated as hedges for accounting purposes.  In connection with these agreements the Company recorded an aggregate net unrealized loss of $11,719 and a realized loss of $6,082 for the year ended December 31, 2007, which is reflected in the Company’s statement of income as Other income (expenses) - Gain (losses) on derivatives, net.

During the year ended December 31, 2008 the Company recorded an aggregate realized income of $6,311 and paid cash settlements totaled $5,408 from its FFA positions from January to March 2008.

Forward fuel purchases

UABL Limited, our subsidiary in the River Business, has entered into forward fuel purchase agreements, which are guaranteed by Ultrapetrol (Bahamas) Limited.

At December 31, 2008, UABL Limited had forward fuel purchases agreements outstanding for 582,244 gallons with an aggregate notional value of $1,333.

In 2008 and 2007, the Company received and paid net cash settlements for these contracts totaled $379 and $98, respectively.

As of December 31, 2008 and 2007, the fair market value of the Company’s forward fuel purchases is a net unrealized loss of $490 and a net unrealized income of $107, respectively reflected in other comprehensive income (loss) since the Company had designated these contracts as cash flow hedges.

Forward currency exchange contracts

The Company has entered into and settled various positions in forward currency exchange contracts with respect to the pound sterling, which were not designated as cash flow hedge.  These contracts enable the Company to buy this currency in the future at fixed exchange rates, which could offset possible consequences of changes in foreign exchange rates with respect to the Company's operations in the Offshore Supply Business conducted in the North Sea.

As of December 31, 2008, the fair market value of the Company's position in forward currency exchange contracts is a net unrealized income of $2,398.

As of December 31, 2008, the Company had currency exchange contracts with notional values of £8,000,000 with maturities dates along 2009.

During the year ended December 31, 2008, the Company recognized a realized income of $556 and an unrealized income of $2,398, which are reflected in the Company’s statement of income as Other income (expense) – Gain (losses) on derivatives, net and received cash settlements of $556.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability.  While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

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

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue.  Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $500 and has applied a fine of 100% of this amount.  On November 24, 2006, the court confirmed that UABL is not liable for the first two issues.  The Company has entered a plea with the respective court contending the interpretation on the third issue where the Company claims to be equally non-liable.  As of December 31, 2008, all court proceeding on the case are over and it is expected that the Tax and Administrative Court issues its finding during the course of the first half of 2009.

We have been advised by UABL’s counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

b)	Tax claim in Bolivia

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice informing that UABL International S.A. (a Panamanian subsidiary of the Company in the River Business) would owe taxes to that authority in the amount of $2,949 (including interest and fines).  On June 18, 2007 our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

On August 27, 2007, the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transactions tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $6,100 (including interest and fines). On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned.

On June 26, 2008, the judge ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships (“RIBB” for its Spanish acronym). UABL International S.A. challenged the judge’s decision, which is under revision by a higher court.

According to Company’s local counsel this preemptive embargo under Bolivian law has no effect over the Company’s right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since no significant assets of UABL International S.A. are registered in the RIBB.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On August 30, 2008 both parties submitted their arguments to the judge, who is in a position to pass sentence.  We have been advised by our local counsel that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

c)	Brazilian customs dispute

Our Brazilian subsidiary UP Offshore Apoio Maritimo Ltda. (“UP Apoio”) was involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by our PSV UP Diamante in October 2007.  The Customs Authority claimed that when the UP Diamante docked alongside the CSO Deep Blue (a vessel not owned by us) to transfer certain equipment as part of its employment instructions under its charter with Petróleo Brasileiro S.A. (“Petrobras”), the UP Diamante allegedly did not comply with certain regulations applicable to the docking of vessels when one of them is destined for a foreign country.  As a result, the Brazilian Customs Tax Authority commenced an administrative proceeding of which UP Apoio was notified in November 24, 2007, and sought to impose the maximum customs penalty, which corresponded to the confiscation (“perdimento”) of the vessel UP Diamante in favor of the Brazilian Federal Government.

On December 21, 2007, UP Apoio filed an administrative defense.  On September 25, 2008 the Customs proceedings, in which Brazilian Customs Tax Authorities were imposing a confiscation penalty (“perdimento”) of the UP Diamante, were successfully concluded when a final decision was issued by local Tax Authorities determining the cancellation of the tax assessment brought up against UP Apoio. Therefore, the tax assessment was extinguished with no liability to UP Apoio, and the UP Diamante is released of any kind of legal or customs restrictions.

d)	Lease obligations

The Company and its subsidiaries lease buildings and operating equipment under various operating leases, which expire from 2009 to 2016 and which generally have renewal options at similar terms. Rental expense under continuing obligations for the three years ended December 31, 2008 was $833, $687 and $475, respectively. At December 31, 2008, obligations under the companies’ operating leases with initial or remaining noncancellable lease terms longer than one year were as follows:

Year ending December 31,

2009	635
2010	455
2011	68
Thereafter	55
Total	$1,213

On April 6, 2008, we entered into a three-year bareboat charter for an 11,299 dwt, 2006 built product tanker, the M/T Austral.  The minimum non-cancellable obligations for the years subsequent to December 31, 2008 are $3,358 in each of 2009 and 2010 and $543 in 2011.  Rent expense for the year ended December 31, 2008 was $2,229.  When cash rental payments are not made on a straight –line basis, we recognize variable rental expense on a straight – line basis over the lease term.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e)	Other

At December 31, 2008, we employed several employees as crew of our vessels.  These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew.  Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings.  In addition, we cannot assure that these agreements will prevent labor interruptions.  While we have had no significant labor interruption in the past we do not believe any labor interruptions will disrupt our operations and harm our financial performance.

10.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income (“TOMPI”), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The Companies’ tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished.  A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

h)	United States of America (US)

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. are characterized as U.S. source shipping income.  Such income is subject to 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the years 2008, 2007 and 2006, our subsidiaries did not derive any US source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

Income tax expense (benefit) from continuing operations (which includes TOMPI) is comprised of:

	For the year ended December 31,
	2008	2007	2006

Current	$1,293	$1,694	$1,205
Deferred	(5,466)	3,138	896
	$(4,173)	$4,832	$2,101

Reconciliation of tax provision to taxes calculated based on the statutory tax rate is as follows:

	For the year ended December 31,
	2008	2007	2006

Pre-tax income from continuing operations	$61,026	$13,929	$8,899
Sources not subject to income tax (tax exempt income)	(61,663)	(5,694)	(3,037)
	(637)	8,235	5,862
Statutory tax rate	35%	35%	35%
Tax expense (benefit) at statutory tax rate	(223)	2,882	2,052
Rate differential	(547)	(728)	(1,027)
Effects of foreign exchange changes related to our foreign subsidiaries	(5,094)	1,836	716
Others	1,691	842	360
Income tax expense (benefit)	$(4,173)	$4,832	$2,101

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2008, Argentinean subsidiaries had a consolidated credit related to TOMPI of $2,038 that expires from 2010 through 2018.  At December 31, 2008, Argentinian subsidiaries had accumulated benefit from tax loss carryforwards (“NOLs”) for a consolidated total of $1,674 that expire from 2012 through 2013.

At December 31, 2008, the Brazilian subsidiaries had benefit from NOLs for a consolidated total of $236 that do not expire but the usage is limited to 30% of the taxable income in any year.

The Company believes it is more likely than not that the Company’s NOLs and TOMPI credit will be utilized through the turnaround of existing temporary differences, future taxable income, tax strategies or a combination thereof.

The components of net deferred income tax liabilities included on the balance sheets were as follows:

	At December 31,
	2008	2007
Deferred income tax assets

Other, deferred income tax current assets	$11	$249

NOLs	1,910	536
TOMPI credit	2,038	1,705
Other	789	607

Total deferred income tax noncurrent assets	4,737	2,848

Total deferred income tax assets	4,748	3,097

Deferred income tax liabilities

Vessels and equipment, net	4,572	3,615
Intangible assets	739	1,006
Unrealized exchange differences	944	5,923
Other	260	119

Total deferred income tax noncurrent liabilities	6,515	10,663

Net deferred income tax liabilities	$(1,767)	$(7,566)

As of January 1, 2008 and 2007, and for the years ended December 31, 2008 and 2007, the Company did not have any unrecognized tax benefits.  In addition, the Company does not expect to hold unrecognized tax benefits within the next twelve months.  Furthermore, the Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of financial and operating expenses, respectively, in the consolidated statements of income.  For the years ended December 31, 2008 and 2007, the Company has no accrued interest and penalties related to unrecognized tax benefits.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	RELATED PARTY TRANSACTIONS

At December 31, 2008 and 2007, the balances of receivables from related parties, were as follows:

	At December 31,
	2008	2007
Current:

Receivable from related parties

− Maritima Sipsa S.A.	$-	$156
− Puertos del Sur S.A. and O.T.S. (1)	285	2,582
− Other	78	66
	$363	$2,804
Noncurrent Receivable from related parties – Puertos del Sur S.A. and O.T.S. (1)	$4,873	$2,280

(1)
Includes $285 and $1,995 in current and noncurrent receivables from related parties, respectively, which corresponds to a loan that accrues interest at a nominal interest rate of 7% per year, payable semi-annually.  The principal will be repaid in 8 equal annual installments, beginning on June 30, 2009.

At December 31, 2008 and 2007 the payable to related parties, was as follows:

	At December 31,
	2008	2007

Payable to related parties – Maritima Sipsa S.A.	$15	$718

For the three years ended December 31, 2008, the revenues derived from related parties, were as follows:

	For the years ended December 31,
	2008	2007	2006

Maritima Sipsa S.A. (1)	$-	$2,765	$3,885
Maritima Sipsa S.A. (2)	-	200	194
	$-	$2,965	$4,079

(1)	Sale and repurchase of vessel Princess Marina

In 2003, the Company entered into certain transactions to sell, and repurchase, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina.  In September 2007, the vessel Princess Marina was re-delivered to the Company and sold to a third party as further described in Note 5.  The transaction was recognized in the Company’s statements of income as a lease.

(2)	Management fee billed by Ravenscroft

Since the date of acquisition of Ravenscroft and until October 2007 we included the management fee billed by Ravenscroft to Maritima Sipsa S.A., a 49% owned company, for the ship management services for the vessel Princess Marina. The stipulated fee was $21 per month.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management fee paid

For the three years ended December 31, 2008 management fees were expensed with the following related parties:

	For the years ended December 31,
	2008	2007	2006

Oceanmarine	$-	$-	$150
Ravenscroft Shipping Inc.	-	-	361
Total	$-	$-	$511

We purchased Ravenscroft (see Note 3) and hired the administrative personnel and purchased the administration related assets of Oceanmarine in March 2006; accordingly, after those acquisitions, we did not pay fees to these related parties, but directly incurred in-house all costs of ship management and administration.

Voyage expenses paid to related parties

For the three years ended December 31, 2008, the voyage expenses paid to related parties were as follows:

	For the years ended December 31,
	2008	2007	2006

Bareboat charter paid (1)	$-	$-	$2,640
Brokerage commissions (2)	-	-	319
Commercial commissions (3)	302	340	125
Agency fees (4)	131	78	79
Total	$433	$418	$3,163

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)
Commercial commissions

Pursuant to a commercial agreement signed between UP Offshore (Bahamas) Ltd. (our subsidiary in the Offshore Supply Business) and Comintra, a minority shareholder of this, the parties agreed that Comintra charges a 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd beginning on June 25, 2003 and ending on June 25, 2013.

During 2005 UP Offshore (Bahamas) Ltd. paid an advance to Comintra fees under this agreement in the amount of $1,500.  At December 31, 2008 and 2007 the outstanding balance was $725 and $1,027, respectively.

(4)
Agency fees

Pursuant to an agency agreement with Ultrapetrol S.A., UABL S.A. and Ravenscroft, Shipping Services Argentina S.A. (formerly I. Shipping Service S.A.) a company of the same control group as Inversiones Los Avellanos S.A., has agreed to perform the duties of port agent for the Company in Argentina.

Operations in OTS S.A.’s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a 50% owned company.

In 2008, 2007 and 2006 UABL Paraguay paid to OTS S.A. $806, $700 and $646, respectively, for this operation.

12.	SHARE CAPITAL

Common shares and shareholders

On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the “Original Shareholders”) signed a second amended and restated shareholders agreement.  The shares held directly by our Original Shareholders expressly are entitled to seven votes per share and all other holders of our common stock are entitled to one vote per share.  The special voting rights of the Original Shareholders are not transferable.

Ultrapetrol’s Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company’s common stock through December 31, 2008.  The expiration date and/or amount of the share repurchase program can be extended or amended at the discretion of the Board of Directors.  Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions.  Subsequent to December 31, 2008 the Board of Directors extended the program until March 31, 2009, retaining the original cumulative dollar limit.

At December 31, 2008, the Company repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

At December 31, 2008, the outstanding common shares are 29,519,936 par value $.01 per share.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2008 our shareholders Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 3,124,074, 4,886,395 and 150,878 shares, respectively, which represent 10.5%, 16.6% and 0.5%, respectively.  The joint voting power for these shares represents 71.5% of the total voting power and is combined pursuant to an agreement between the Original Shareholders who have agreed to vote their respective shares together in all matters where a vote of UPB’s shareholders is required.

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

13.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest and income taxes paid for the three years ended December 31, 2008, from continuing operations were as follows:

	For the years ended December 31,
	2008	2007	2006

Interest paid	$21,593	$18,854	$18,574
Income taxes paid	$269	$126	$604

14.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business.  All of the Company’s operations in the Passenger Business were excluded from segment disclosures due to the reclassification of those operations to discontinued operations (see Note 16).  The accounting policies of the reportable segments are the same as those for the consolidated financial statements (Note 2).  The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

River Business:  In our River Business, we own and operate several dry and tanker barges, and push boats.  In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

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

Ocean Business:  In our Ocean Business, we operate nine oceangoing vessels and semi-integrated oceangoing tug barge units (eight of these owned and one leased) under the trade name Ultrapetrol.  Our Suezmax, Capesize and Handy size/small product tankers vessels transport dry and liquid bulk goods on major trade routes around the globe.  Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

All of the Company’s operating revenues were derived from its foreign operations.  The following represents the Company’s revenues attributed by geographical region in which services are provided to customers.

	For the years ended December 31,
	2008	2007	2006
Revenues (1)

− South America	$152,855	$115,000	$87,573
− Europe	111,108	75,181	48,697
− Asia	34,507	639	6,568
− Other	5,105	2,987	1,777
	$303,575	$193,807	$144,615

(1)	Classified by country of domicile of charterers.

The Company’s vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world.  In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate.  Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

The following represents the Company’s vessels and equipment based upon the assets physical location as of the end of each applicable period presented:

	At December 31,
	2008	2007
Vessels and equipment, net

− South America	$352,693	$302,447
− Europe	59,515	40,255
− Asia	59,920	18,226
− Other	80,555	91,616
	$552,683	$452,544

Revenue by segment consists only of services provided to external customers, as reported in the consolidated statement of income.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following schedule presents segment information about the Company’s operations for the year ended December 31, 2008:

	Ocean Business	River Business	Offshore Supply Business	Total

Revenues	$133,243	$126,425	$43,907	$303,575
Running and voyage expenses	42,061	103,794	18,621	164,476
Depreciation and amortization	21,139	12,602	4,879	38,620
Segment operating profit	64,964	2,736	14,896	82,596
Segment assets	236,015	260,980	201,285	698,280
Investments in affiliates	286	1,529	-	1,815
Income (Loss) from investment in affiliates	(174)	(268)	-	(442)
Additions to long-lived assets	5,872	83,810	46,194	135,876

The following schedule presents segment information about the Company’s operations for the year ended December 31, 2007:

	Ocean Business	River Business		Offshore Supply Business	Total

Revenues	$58,353	$93,940		$41,514	$193,807
Running and voyage expenses	19,872	68,822		15,813	104,507
Depreciation and amortization	16,162	9,771		4,335	30,268
Gain on sale of vessels	10,282	-		-	10,282
Segment operating profit	25,936	8,648		15,037	49,621
Segment assets	195,164	179,747		157,478	532,389
Investments in affiliates	460	1,797		-	2,257
Income (Loss) from investment in affiliates	111	(139)		-	(28)
Additions to long-lived assets	91,649	61,996	(1)	26,956	180,601

(1)	Includes 12 river barges and a push boat acquired in the Otto Candies acquisition valued at $ 14,033.

The following schedule presents segment information about the Company’s operations for the year ended December 31, 2006:

	Ocean Business	River Business	Offshore Supply Business	Total

Revenues	$39,202	$79,124	$26,289	$144,615
Running and voyage expenses	14,390	54,131	9,715	78,236
Depreciation and amortization	14,238	8,136	2,340	24,714
Gain on sale of vessels	-	-	-	-
Segment operating profit	4,779	12,257	10,015	27,051
Segment assets	100,082	123,077	130,054	353,213
Investments in affiliates	349	1,936	-	2,285
Loss from investment in affiliates	384	(124)	328	588
Additions to long-lived assets	24,953	9,090	8,439	42,482

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of total assets of the segments to amount included in the consolidated balance sheets were as follow:

	At December 31,
	2008	2007

Total assets for reportable segments	$698,280	$532,389
Other assets	20,920	25,509
Corporate cash and cash equivalents	105,859	64,262
Consolidated total assets	$825,059	$622,160

In 2008 revenues from one customer of Ultrapetrol Ocean Business represented $38,600 or 13% of the Company’s consolidated revenues, revenues from one customer of Ultrapetrol River Business represented $37,900 or 12% of the Company’s consolidated revenues and revenues from one customer of the Ultrapetrol Ocean and Offshore Supply Business represented $38,400 or 13% of the Company’s consolidated revenues.

In 2007 revenues from one customer of Ultrapetrol Ocean Business represented $41,500 or 21% of the Company’s consolidated revenues, revenues from one customer of Ultrapetrol River Business represented $32,900 or 17% of the Company’s consolidated revenues.

In 2006 revenues from one customer of Ultrapetrol River Business represented $23,700, or 16% of the Company’s consolidated revenues, and revenues from one customer of Ultrapetrol Ocean Business represented $19,200, or 13% of the Company’s consolidated revenues.

15.	STOCK COMPENSATION

We have adopted the 2006 Stock Incentive Plan, or the 2006 Plan, dated July 20, 2006 which entitles certain of our officers, key employees and directors to receive restricted stock, stock appreciation rights, stock options dividend equivalent rights, unrestricted stock, restricted stock units or performance shares. Under the 2006 Plan, a total of 1,400,000 shares of common stock have been reserved for issuance.  The 2006 Plan is administered by our Board of Directors.  Under the terms of the 2006 Plan, our Board of Directors is able to grant new options exercisable at a price per share to be determined by our Board of Directors.  Under the terms of the 2006 Plan, no options would be able to be exercised until at least one year after the closing of our IPO (October 18, 2006).  Any shares received on exercise of the options would not be able to be sold until one year after the date of the stock option grant.  All options will expire ten years from the date of grant.  The 2006 Plan expires ten years from the closing of our IPO.

In addition, on July 20, 2006 we entered into separate consulting agreements that became effective upon completion of our IPO (October 18, 2006) with companies controlled by our chief executive officer, executive vice president, chief financial officer and chief financial accountant for work they perform for us in various different jurisdictions.

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

Activity with respect to restricted common stock is summarized as follows:

	For the years ended December 31,
	2008	2007	2006

Nonvested shares outstanding at January 1	231,302	346,952	-
Granted	-	-	346,952
Vested	(115,650)	(115,650)	-
Forfeited	-	-	-
Nonvested shares outstanding at December 31	115,652	231,302	346,952

Total stock based compensation expense was $1,297 in each of 2008 and 2007 and $242 in 2006 and is recorded in the same line item as cash compensation.  The unrecognized compensation cost at December 31, 2008 was $1,054 and the weighted average remaining life for unrecognized compensation was 0.75 years.

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

Activity and related information with respect to the Company’s stock options is summarized as follows:

	For the years ended December 31,
	2008		2007
	Shares	Exercise price	Shares	Exercise price

Under option at January 1	348,750	$11	348,750	$11
Options granted	-	-	-	-
Options exercised	-	-	-	-
Options forfeited or expired	-	-	-	-
Under option at December 31	348,750	$11	348,750	$11
Options exercisable at December 31	232,500	$11	116,250	$11

Options outstanding at December 31, 2008 had a remaining contractual life of 7.75 years and had an exercise price of $11.00.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Total stock based compensation expenses was $481 in each of 2008 and 2007 and $108 in 2006 and is recorded in the same line items as cash compensation.  The unrecognized compensation cost at December 31, 2008 was $362 and the weighted average remaining life for unrecognized compensation was 0.75 years.

16.	DISCONTINUED OPERATIONS

During 2008, the Company has decided to discontinue its operations in the Passenger Business.

Based on the cessation of the operations in the Passenger Business and the actual conditions in the cruise market the Company recorded an impairment charge on the Blue Monarch passenger vessel, which is available for sale, of $5,800, which is included in 2008 in Other income (expenses), net.

On October 22, 2007, in a separate transaction the Company sold its New Flamenco vessel for a total price of $23,523 net of commissions.  The loss on sale of vessel of $181 is included in 2007 in Other income (expenses), net.

For all periods presented the Passenger Business operations have been reported as discontinued operations net of income taxes.

The impact of discontinued operations on earnings per share in all periods presented is disclosed in the consolidated income statements.

Discontinued operations, net of income taxes consist of the following:

	For the years ended December 31,
	2008	2007	2006

Revenues	$10,753	$27,935	$28,851
Running and voyage expenses	(17,600)	(26,668)	(19,374)
Depreciation and amortization	(3,751)	(5,195)	(3,626)
Other income (expenses), net	(5,850)	11	(204)

Income (loss) from discontinued operations (net of income tax of $54 and $100 in 2007 and 2006, respectively)	$(16,448)	$(3,917)	$5,647

At December 31, 2008 and 2007 $4,639 and $1,007, respectively of assets of discontinued operations are included in Other current assets.  At December 31, 2007, $10,366 of assets of discontinued operations are included in Other noncurrent assets.  At December 31, 2008 and 2007 there are no liabilities of discontinued operations.

17.	SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180 million 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by the majority of the Company’s subsidiaries directly involved in our Ocean and River Business.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

AT DECEMBER 31, 2008

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$180,520	$59,109	$9,009	$(248,275)	$363
Other current assets	78,608	85,461	43,480	-	207,549
Total current assets	259,128	144,570	52,489	(248,275)	207,912

Noncurrent assets
Vessels and equipment, net	-	173,496	380,321	(1,134)	552,683
Investment in affiliates	299,191	-	1,815	(299,191)	1,815
Other noncurrent assets	5,809	31,067	25,773	-	62,649
Total noncurrent assets	305,000	204,563	407,909	(300,325)	617,147
Total assets	$564,128	$349,133	$460,398	$(548,600)	$825,059

Current liabilities
Payables to related parties	$-	$125,460	$122,830	$(248,275)	$15
Current portion of long-term financial debt	10,000	-	33,421	-	43,421
Other current liabilities	2,239	11,155	15,336	-	28,730
Total current liabilities	12,239	136,615	171,587	(248,275)	72,166

Noncurrent liabilities
Long-term financial debt net of current portion	180,000	40,000	149,519	-	369,519
Other noncurrent liabilities	-	745	5,770	-	6,515
Total noncurrent liabilities	180,000	40,745	155,289	-	376,034
Total liabilities	192,239	177,360	326,876	(248,275)	448,200

Minority interest	-	-	-	4,970	4,970

Shareholders’ equity	371,889	171,773	133,522	(305,295)	371,889

Total liabilities, minority interest and shareholders’ equity	$564,128	$349,133	$460,398	$(548,600)	$825,059

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

AT DECEMBER 31, 2007

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$290,349	$116,818	$14,166	$(418,529)	$2,804
Other current assets	30,714	24,251	47,472	-	102,437
Total current assets	321,063	141,069	61,638	(418,529)	105,241

Noncurrent assets
Vessels and equipment, net	-	139,938	313,784	(1,178)	452,544
Investment in affiliates	134,061	-	2,257	(134,061)	2,257
Other noncurrent assets	6,638	25,402	30,078	-	62,118
Total noncurrent assets	140,699	165,340	346,119	(135,239)	516,919
Total assets	$461,762	$306,409	$407,757	$(553,768)	$622,160

Current liabilities
Payables to related parties	$1,097	$270,215	$147,935	$(418,529)	$718
Current portion of long-term financial debt	4,688	-	13,107	-	17,795
Other current liabilities	2,522	8,264	11,174	-	21,960
Total current liabilities	8,307	278,479	172,216	(418,529)	40,473

Noncurrent liabilities
Long-term financial debt net of current portion	200,313	-	113,827	-	314,140
Other noncurrent liabilities	-	562	10,101	-	10,663
Total noncurrent liabilities	200,313	562	123,928	-	324,803
Total liabilities	208,620	279,041	296,144	(418,529)	365,276

Minority interest	-	-	-	3,742	3,742

Shareholders’ equity	253,142	27,368	111,613	(138,981)	253,142

Total liabilities, minority interest and shareholders’ equity	$461,762	$306,409	$407,757	$(553,768)	$622,160

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$184,048	$119,984	$(457)	$303,575

Operating expenses	(9,494)	(112,460)	(99,423)	398	(220,979)
Operating profit (loss)	(9,494)	71,588	20,561	(59)	82,596

Investment in affiliates	59,645 (1)	-	(442)	(59,645)	(442)
Other income (expenses)	(2,628)	(13,324)	(5,176)	-	(21,128)
Income before income tax and minority interest	47,523	58,264	14,943	(59,704)	61,026

Income taxes	-	646	3,527	-	4,173
Minority interest	-	-	-	(1,228)	(1,228)
Income from continuing operations	47,523	58,910	18,470	(60,932)	63,971

Income (loss) from discontinued operations	-	-	(16,448)	-	(16,448)
Net income	$47,523	$58,910	$2,022	$(60,932)	$47,523

(1)	Includes a loss of $16,448 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$92,932	$105,653	$(4,778)	$193,807

Operating expenses	(7,763)	(73,386)	(67,757)	4,720	(144,186)
Operating profit (loss)	(7,763)	19,546	37,896	(58)	49,621

Investment in affiliates	12,558 (1)	-	(28)	(12,558)	(28)
Other income (expenses)	(354)	(32,301)	(3,009)	-	(35,664)
Income before income tax and minority interest	4,441	(12,755)	34,859	(12,616)	13,929

Income taxes	-	(44)	(4,788)	-	(4,832)
Minority interest	-	-	-	(739)	(739)
Income from continuing operations	4,441	(12,799)	30,071	(13,355)	8,358

Income (loss) from discontinued operations	-	-	(3,917)	-	(3,917)
Net income	$4,441	$(12,799)	$26,154	$(13,355)	$4,441

(1) Includes a loss of $ 3,917 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$65,972	$97,599	$(18,956)	$144,615

Operating expenses	(2,974)	(55,174)	(78,314)	18,898	(117,564)
Operating profit (loss)	(2,974)	10,798	19,285	(58)	27,051

Investment in affiliates	11,857 (1)	-	588	(11,857)	588
Other income (expenses)	1,643	(15,441)	(4,942)	-	(18,740)
Income before income tax and minority interest	10,526	(4,643)	14,931	(11,915)	8,899

Income taxes	-	(713)	(1,388)	-	(2,101)
Minority interest	-	-	-	(1,919)	(1,919)
Income from continuing operations	10,526	(5,356)	13,543	(13,834)	4,879

Income (loss) from discontinued operations	-	5,647	-	-	5,647
Net income	$10,526	$291	$13,543	$(13,834)	$10,526

(1)	Includes a gain of $5,647 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2008

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income	$47,523	$58,910	$2,022	$(60,932)	$47,523
Loss from discontinued operations	-	-	16,448	-	16,448
Adjustments to reconcile net income to net cash (used in) provided by operating activities from continuing operations	(54,023)	(23,973)	32,995	60,932	15,931
Net cash (used in) provided by operating activities from continuing operations	(6,500)	34,937	51,465	-	79,902
Net cash (used in) provided by operating activities from discontinued operations	-	-	(8,645)	-	(8,645)
Net cash (used in) provided by operating activities	(6,500)	34,937	42,820	-	71,257

Intercompany sources	22,795	(72,033)	1,097	48,141	-
Non-subsidiary sources	-	5,173	(91,881)	-	(86,708)
Net cash provided by (used in) investing activities from continuing operations	22,795	(66,860)	(90,784)	48,141	(86,708)
Net cash provided by (used in) investing activities from discontinued operations	-	-	(1,283)	-	(1,283)
Net cash provided by (used in) investing activities	22,795	(66,860)	(92,067)	48,141	(87,991)

Intercompany sources	75,458	-	(27,317)	(48,141)	-
Non-subsidiary sources	(44,849)	39,381	63,799	-	58,331
Net cash (used in) provided by financing activities from continuing operations	30,609	39,381	36,482	(48,141)	58,331
Net increase (decrease) in cash and cash equivalents	$46,904	$7,458	$(12,765)	$-	$41,597

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2007

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income	$4,441	$(12,799)	$26,154	$(13,355)	$4,441
Loss from discontinued operations	-	-	3,917	-	3,917
Adjustments to reconcile net income to net cash (used in) provided by operating activities from continuing operations	(11,874)	27,929	2,683	13,355	32,093
Net cash (used in) provided by operating activities from continuing operations	(7,433)	15,130	32,754	-	40,451
Net cash (used in) provided by operating activities from discontinued operations	-	-	1,449	-	1,449
Net cash (used in) provided by operating activities	(7,433)	15,130	34,203	-	41,900

Intercompany sources	(92,316)	(90,203)	-	182,519	-
Non-subsidiary sources	-	(24,497)	(197,498)	-	(221,995)
Net cash provided by (used in) investing activities from continuing operations	(92,316)	(114,700)	(197,498)	182,519	(221,995)
Net cash provided by (used in) investing activities from discontinued operations	-	-	21,347	-	21,347
Net cash (used in) provided by investing activities	(92,316)	(114,700)	(176,151)	182,519	(200,648)

Intercompany sources	-	103,313	79,206	(182,519)	-
Non-subsidiary sources	115,287	-	87,075	-	202,362
Net cash provided by (used in) financing activities from continuing operations	115,287	103,313	166,281	(182,519)	202,362
Net increase (decrease) in cash and cash equivalents	$15,538	$3,743	$24,333	$-	$43,614

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2006

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income	$10,526	$291	$13,543	$(13,834)	$10,526
Income from discontinued operations	-	(5,647)	-	-	(5,647)
Adjustments to reconcile net income to net cash (used in) provided by operating activities from continuing operations	(8,733)	18,397	(6,347)	13,834	17,151
Net cash (used in) provided by operating activities from continuing operations	1,793	13,041	7,196	-	22,030
Net cash (used in) provided by operating activities from discontinued operations	-	6,771	-	-	6,771
Net cash (used in) provided by operating activities	1,793	19,812	7,196	-	28,801
Intercompany sources	(58,516)	(22,035)	2,000	78,551	-
Non-subsidiary sources	(53,848)	(7,294)	(32,670)	-	(93,812)
Net cash provided by (used in) investing activities from continuing operations	(112,364)	(29,329)	(30,670)	78,551	(93,812)
Net cash provided by (used in) investing activities from discontinued operations	-	(10,217)	-	-	(10,217)
Net cash provided by (used in) investing activities	(112,364)	(39,546)	(30,670)	78,551	(104,029)

Intercompany sources	(2,000)	17,900	62,651	(78,551)	-
Non-subsidiary sources	125,129	-	(37,167)	-	87,962
Net cash provided by (used in) financing activities from continuing operations	123,129	17,900	25,484	(78,551)	87,962
Net increase (decrease) in cash and cash equivalents	$12,558	$(1,834)	$2,010	$-	$12,734

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	SUBSEQUENT EVENTS

FFA

During January 2009, we terminated 15 days per month between January and June 2009 (both inclusive) of our cleared FFAs.

On February 6, 2009, we entered into an OTC FFA contract to pay the average time charter rate for the C4TC Index for a total of 180 days (15 days per month from January to December 2010, both inclusive) in exchange for a fixed daily rate of $30,000.

Prepayment of four-year term $25,000 secured loan agreement with Banco BICE.

On February 27, 2009, we agreed with Banco BICE to fully and voluntary prepay all of the outstanding amounts under our $25,000 four-year term secured loan agreement we had entered into on January 25, 2008 without any contractual penalty or breakage costs.  Therefore prior to April 2009 we will pay $18,750, plus accrued interest to discharge the loan completely.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:

We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Ultrapetrol (Bahamas) Limited’s internal control over financial reporting at December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2009 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 17, 2009
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

EZEQUIEL A. CALCIATI
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:

We have audited Ultrapetrol (Bahamas) Limited’s internal control over financial reporting at December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ultrapetrol (Bahamas) Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Ultrapetrol (Bahamas) Limited maintained, in all material respects, effective internal control over financial reporting at December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Ultrapetrol (Bahamas) Limited and its subsidiaries at December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 of Ultrapetrol (Bahamas) Limited and its subsidiaries and our report dated March 17, 2009 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 17, 2009                                                     PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

EZEQUIEL A. CALCIATI
Partner

2

Item 19 – EXHIBIT INDEX

Exhibit Number	Description

1.1	Fifth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited.*
1.2	Second Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited**
1.3	Articles of Incorporation (English translation) and By-laws of Baldwin Maritime Inc.***
1.4	Articles of Incorporation (English translation) and By-laws of Bayham Investments S.A.***
1.5	Articles of Incorporation (English translation) and By-laws of Cavalier Shipping Inc.***
1.6	Bylaws (English translation) of Corporacion De Navegacion Mundial S.A.***
1.7	Articles of Incorporation (English translation) and By-laws of Danube Maritime Inc.***
1.8	Articles of Incorporation and By-laws of General Ventures Inc.***
1.9	Articles of Incorporation (English translation) and By-laws of Imperial Maritime Ltd. (Bahamas) Inc.***
1.10	Articles of Incorporation (English translation) and By-laws of Kattegat Shipping Inc.***
1.11	Memorandum of Association and Articles of Association of Kingly Shipping Ltd.***
1.12	Memorandum of Association and Articles of Association of Majestic Maritime Ltd.**
1.13	Articles of Incorporation and Bylaws of Massena Port S.A. (English translation)***
1.14	Memorandum of Association and Articles of Association of Monarch Shipping Ltd.***
1.15	Memorandum of Association and Articles of Association of Noble Shipping Ltd.***
1.16	Articles of Incorporation (English translation) and Bylaws (English translation) of Oceanpar S.A.***
1.17	Articles of Incorporation (English translation) and By-laws of Oceanview Maritime Inc.***
1.18	Articles of Incorporation and Bylaws of Parfina S.A. (English translation)***
1.19	Articles of Incorporation (English translation) and By-laws of Parkwood Commercial Corp.***
1.20	Articles of Incorporation (English translation) and By-laws of Princely International Finance Corp.***
1.21	Memorandum of Association (English translation) and Articles of Association of Regal International Investments S.A.***
1.22	Articles of Incorporation (English translation) and By-laws of Riverview Commercial Corp.***
1.23	Memorandum of Association and Articles of Association of Sovereign Maritime Ltd.***
1.24	Articles of Incorporation (English translation) and By-laws of Stanmore Shipping Inc.***
1.25	Articles of Incorporation (English translation) and By-laws of Tipton Marine Inc.***
1.26	Articles of Incorporation (English translation) and By-laws of Ultrapetrol International S.A.***

A-1

1.27	Articles of Incorporation and Bylaws of Ultrapetrol S.A. (English translation)***
1.28	Memorandum of Association and Articles of Association of UP Offshore (Holdings) Ltd.***
2.1	Form of Global Exchange Notes (attached as Exhibit A to Exhibit 4.3).***
2.2	Registration Rights Agreement dated November 10, 2004.***
2.3	Indenture dated November 24, 2004.***
2.4	Form of Subsidiary Guarantee (attached as Exhibit F to Exhibit 10.4).***
4.1	Stock Purchase Agreement dated March 21, 2006 by and between Ultrapetrol (Bahamas) Limited and LAIF XI, LTD****
4.2	Stock Purchase Agreement dated March 20, 2006 by and among Ultrapetrol (Bahamas) Limited, Crosstrade Maritime Inc, and Crosstrees Maritime Inc.****
7	Statement of Ratio of Earning to Fixed Charges
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer

____________________

*	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed April 18, 2007 (Reg. No. 333-141485).

**	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed September 26, 2006 (Reg. No. 333-132856).

***	Incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol Bahamas) Limited filed January 24, 2005 (Reg. No. 333-122254).

****	Incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856).

A-2