Form 20-F/A
period 2008-12-31
ULTRAPETROL BAHAMAS LTD
filed 2009-11-25
CIK 1062781

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

Commission file number 001-33068

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: N/A

ULTRAPETROL (BAHAMAS) LIMITED

(Exact name of Registrant as specified in its charter)

THE COMMONWEALTH OF THE BAHAMAS

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

Yes  _____   No    X

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F ("Amendment") is being filed by Ultrapetrol (Bahamas) Limited (the "Company") to reflect the retrospective application of the presentation and disclosure requirements of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51 ("SFAS 160"), which was codified in FASB ASC Topic 810, Consolidation, that has resulted in the Company's minority interest in one of its subsidiaries being reclassified as a non-controlling interest. Except for the effects of updating of the Company's financial statements as described above, the financial statements and other disclosures in this Amendment do not reflect any changes from the financial statements and other disclosures included in the Company's Annual Report on Form 20-F filed on March 17, 2009.

i

INDEX TO REPORT ON FORM 20-F

PART I
PART II

ITEM 16F – CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	117

ITEM 16G – CORPORATE GOVERNANCE	117

PART III

ITEM 17 – FINANCIAL STATEMENTS	118

ITEM 18 – FINANCIAL STATEMENTS (RESTATED)	118

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties that are described more fully in this report in the section titled "Risk Factors" in Item 3.D of this report. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	future operating or financial results;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand;

•	our ability to obtain additional financing;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

•	our dependence upon the abilities and efforts of our management team;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•	the highly competitive nature of the ocean-going transportation industry;

•	the loss of one or more key customers;

•	fluctuations in foreign exchange rates;

•	failure to pay resulting in default by one or more of our counterparts in Future Freight Agreements ("FFAs"), fuel swaps, or other derivatives;

•	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs;

•	potential liability from future litigation; and

•	other factors discussed in the section titled "Risk Factors" in Item 3.D of this report.

v

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 – KEY INFORMATION

A.        SELECTED FINANCIAL DATA (RESTATED)

The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited (the "Company") is for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 and has been derived from the Company's Financial Statements. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

	Restated
		Year Ended December 31,
	2004	2005	2006	2007	2008
		(Dollars in thousands)
Statement of Income Data:
Revenues	$95,160	$110,952	$144,615	$193,807	$303,575
Operating expenses(1)	(40,815)	(63,735)	(78,236)	(104,507)	(164,476)
Depreciation and amortization	(18,688)	(20,229)	(24,714)	(30,268)	(38,620)
Administrative and commercial expenses	(9,007)	(8,852)	(14,416)	(20,355)	(24,396)
Other operating income (expenses)	784	22,021	(198)	10,944	6,513
Operating profit	27,434	40,157	27,051	49,621	82,596

Financial expense and other financial expenses(2)	(16,134)	(17,494)	(18,921)	(20,440)	(30,542)
Financial loss on extinguishment of debt	(5,078)	--	(1,411)	--	--
Financial income	119	1,152	733	2,916	1,156
Gain (losses) on derivatives, net	--	--	--	(17,801)	8,816
Investment in affiliates	406	(497)	588	(28)	(442)
Other, net	174	384	859	(339)	(558)

Income from continuing operations before income tax	6,921	23,702	8,899	13,929	61,026
Income taxes	(642)	(786)	(2,101)	(4,832)	4,173

Income from continuing operations	$6,279	$22,916	$6,798	$9,097	$65,199
Income (loss) from discontinued operations(3)	--	$1,449	$5,647	$(3,917)	$(16,448)
Net Income	$6,279	$24,365	$12,445	$5,180	$48,751

Net income attributable to non-controlling interest	1,140	9,797	1,919	739	1,228
Net income attributable to Ultrapetrol (Bahamas) Limited	5,139	14,568	10,526	4,441	47,523

Amounts attributable to Ultrapetrol (Bahamas) Limited:
Income from continuing operations	5,139	13,119	4,879	8,358	63,971
Income (loss) from discontinued operations	-	1,449	5,647	(3,917)	(16,448)
Net income attributable to Ultrapetrol (Bahamas) Limited	5,139	14,568	10,526	4,441	47,523
Basic income (loss) per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$0.33	$0.85	$0.27	$0.26	$1.99
From discontinued operations	--	$0.09	$0.32	$(0.12)	$(0.51)
	$0.33	$0.94	$0.59	$0.14	$1.48
Diluted income (loss) per share of Ultrapetrol (Bahamas) Limited
From continuing operations	$0.33	$0.85	$0.27	$0.26	$1.99
From discontinued operations	--	$0.09	$0.31	$(0.12)	$(0.51)
	$0.33	$0.94	$0.58	$0.14	$1.48
Basic weighted average number of shares	15,500,000	15,500,000	17,965,753	31,596,346	32,114,199
Diluted weighted average number of shares	15,500,000	15,500,000	18,079,091	31,923,350	32,213,741

Balance Sheet Data (end of period):
Cash and cash equivalents	$11,602	$7,914	$20,648	$64,262	$105,859
Restricted cash	2,975	3,638	--	--	2,478
Working capital(4)	13,441	26,723	31,999	64,768	135,746
Vessels and equipment, net	160,535	154,769	299,600	452,544	552,683
Total assets	273,648	278,282	426,379	622,160	825,059
Total debt(5)	220,413	211,275	220,685	334,514	415,507
Ultrapetrol (Bahamas) Limited stockholders' equity	28,910	43,474	179,429	253,142	371,889
Non-controlling interest	11,219	7,377	3,091	3,742	4,970
Total equity	40,129	50,851	182,520	256,884	376,859

Statement of Cash Flow Data (end of period):
Total cash flows from operating activities	23,129	16,671	28,801	41,900	71,257
Total cash flows used in investing activities	(57,556)	(26,725)	(104,029)	(200,648)	(87,991)
Total cash flows from financing activities	37,781	6,366	87,962	202,362	58,331
Consolidated EBITDA(6)	$45,681	$55,828	$62,417	$64,968	$116,859

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

EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management's discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include the following:

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

The oceangoing cargo transportation industry is both cyclical and volatile, with frequent and large fluctuations in charter rates. The charter rates earned by the vessels in our Ocean Business will depend in part upon the state of the vessel market at the time we seek to charter them. We cannot control the forces affecting the supply and demand for these vessels or for the goods that they carry or predict the state of the vessel market on any future date. If the vessel market is in a period of weakness when our vessels' charters expire or are about to expire, we may be forced to re-charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.

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

The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors. A prolonged, material downturn in oil and natural gas prices is likely to cause a substantial decline in expenditures for exploration, development and production activity, which would likely result in a corresponding decline in the demand for PSVs and thus decrease the utilization and charter rates of our PSVs. Recently, the price of West Texas Intermediate crude oil has decreased from a high of $134 in June 2008 to $39 in February 2009. An increase in the order book for new tonnage beyond the growth of demand could result in a decline of the charter rates paid for PSVs in the market. Such decreases in demand or increases in supply could have an adverse effect on our financial condition and results of operations. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies may not result in increased demand for our PSVs. The factors affecting the supply and demand for PSVs are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. If the PSV market is in a period of weakness when our vessels' charters expire, or when new vessels are delivered, we may be forced to charter or re-charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting the vessel or, under the "sister ship" theory of liability followed in some jurisdictions, arrest the vessel that is subject to the claimant's maritime lien or any other vessel owned or controlled by the same owner. In addition, a government could seize ownership of one of our vessels or take control of a vessel and effectively become her charterer at charter rates dictated by the government. Generally, such requisitions occur during a period of war or emergency. The maritime arrest, government requisition or any other seizure of one or more of our vessels could interrupt our operations, reducing related revenue and earnings, and may require us to pay very large sums of money to have the arrest lifted.

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

For further information on this matter please refer to "Description of Credit Facilities and Other Indebtedness" in Item 5.B of this report. These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities.

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

Our ability to make payments on and to refinance our indebtedness, including the Notes, and any amounts borrowed under any of our subsidiaries' credit facilities, and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all, or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness, including the Notes and any amounts borrowed under our subsidiaries' credit facilities, or to fund our other liquidity needs.

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

As any other derivative instrument, cleared FFAs may require cash to cover margins. Our ability to cover required margins may be limited by lack of cash or readily available credit lines at the time of such margin calls, as well as by abnormally large margin calls due to market volatility. If we fail to cover margin calls, the bank that manages our account may settle down – partially or totally – the FFAs we have contracted, consequently debiting – partially or totally – the outstanding margins in our account at such date which may result in losses and / or loss of coverage, thus leaving the vessels' earnings exposed to the volatility of the spot market. As of December 31, 2008, the mark-to-market of our cleared FFAs positions was positive for us in $5.8 million.

Investment in FFAs and other derivative instruments could result in losses.

We enter into FFAs for trading purposes or to utilize them as economic hedges to reduce our exposure to changes in the rates earned by some of our vessels in the normal course of our Ocean Business. FFAs generally cover periods ranging from one month to one year and involve contracts to provide a fixed number of theoretical days of voyages at fixed rates. Upon settlement, if the contracted charter rate is less than the settlement rate, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Inversely, if the contracted rate is greater that the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs and do not correctly anticipate rate movements or our assumptions regarding the relative relationships of certain vessels' earnings and other factors relevant to the FFA markets are incorrect, we could suffer losses in settling or terminating our FFAs. FFAs may be executed through, a clearing house, but may also be agreed "over the counter" in which case each party is accepting the signature of the other party as sufficient guarantee of its obligations under the contract.

Although clearing houses require the posting of cash as collateral to cover margins, the use of a clearing house reduces the Company's exposure to counterparty credit risk. We are exposed to market risk in relation to our positions in FFAs and could suffer substantial losses from these activities in the event our expectations prove to be incorrect. Certain FFAs may qualify as cash flow hedges for accounting purposes with the change in fair value of the effective portions being recorded in accumulated other comprehensive income (loss) as an unrealized profit or loss. The qualification of a cash flow hedge for accounting purposes may depend upon the employment of some of our vessels matching those taken into consideration when calculating the value of the FFAs we have entered into.

The fair market value of FFAs changes frequently and may have great volatility so the amounts recorded in our accounts (whether they qualify as cash flow hedges for accounting purposes or not) may not reflect correctly the fair value of those instruments at any other date than that as of which they were calculated.

The Company's loss (profit) or liability in respect of these instruments at any point in time may differ from the current amount recorded in our books.

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

FFAs may be executed through a clearing house but may also be agreed "over the counter" in which case each party is accepting the signature of the other party as sufficient guarantee of its obligations under the contract. We are exposed to credit risk with respect to our counterparties and could suffer substantial losses if one or more of our counterparties fail to make required payments to us under the FFAs.

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

Our seven PSVs currently under construction and additional newbuildings for which we may enter into contracts may be subject to delays in their respective deliveries or even non-delivery from the shipyards. The delivery of our PSVs, and / or additional newbuildings for which we may enter into contracts, could be delayed, canceled, become more expensive or otherwise not completed because of, among other things:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crises of the shipyard;

•	economic factors affecting the yard's ability to continue building the vessels as originally contracted;

•	a backlog of orders at the shipyard;

•	weather interference or a catastrophic event, such as a major earthquake or fire or any other force majeure;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel or machinery, such as engines and critical components such as dynamic positioning equipment;

•	our inability to obtain requisite permits or approvals or to receive the required classifications for the vessels from authorized classification societies; or

•	a shipbuilder's failure to otherwise meet the scheduled delivery dates for the vessels or failure to deliver the vessels at all.

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

We are in the process of expanding the size of some of our barges to increase their cargo carrying capacity and maximize our fleet utilization. We have begun a program to expand the size of our Mississippi size barges and replace the bottom of some of them. We believe that enlarging our existing barges is a cost-effective way of growing our fleet's cargo carrying capacity. We have expanded near 50 barges to date. We also have begun a program to replace the engines in 10 of our line pushboats and additionally increase the pushing capacity of some of them. In connection with that program we have contracted to purchase 25 new engines from MAN Diesel and are building one new pushboat with expected commencement of service in the half quarter of 2009. The new engines will consume heavier grades of fuel which have been, from 2001 to 2008, 43.6% cheaper on average than the diesel fuel we currently consume.

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

The trend for offshore petroleum exploration, particularly in Brazil, has been to move toward deeper, larger and more complex projects, such as the recently discovered Tupi and Jupiter fields in Brazil, which we believe will result in increased demand for more sophisticated and technologically advanced PSVs to handle the more challenging environments and greater distances. Our PSVs are equipped with dynamic positioning capabilities, and greater cargo capacity and deck space, all of which provide us with a competitive advantage in efficiently serving our customers' needs.

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

We presently employ our Suezmax OBO vessels and our Capesize vessel in the carriage of dry bulk cargos on trade routes around the world, mostly transporting coal and iron ore from South America, Australia and South Africa to Europe, China and other Far East countries. During 2008, we derived over 72% of our Ocean Business revenues from charterers in Europe and South America, some of which are SwissMarine and Petrobras. Over the same period, we derived approximately 96% of our Ocean Business revenues from time charters with at least three months duration (including those FFA positions that qualified as cash flow hedges and were recorded in "Revenues – Ocean Business", representing a net realized loss of $1.5 million) and 4% from spot voyages.

We currently employ our four Product Tankers, Miranda I, Alejandrina, Austral and Amadeo, under time charters with major oil companies serving the regional trade of Argentina and Brazil.

Our Miranda I and Amadeo, originally built as single hull vessels, were converted to double hull during 2007 in Argentina and Romania, respectively. Our vessels Princess Nadia and Princess Susana, at the end of 2006, were certified by their classification societies as double hull vessels, and our Alejandrina and Austral are already double hull. Princess Katherine, although generally of double hull design, needs reconfiguration of some service tanks to comply with the double hull requirements. This vessel is currently employed in dry cargo. Parana Petrol, although of double hull construction, does not meet certain tank minimum distances required. This vessel is qualified to operate in Argentinean inland water under an exemption to the double hull minimum distances requirements that may allow her to trade until the end of her useful life.

Ultrapetrol Fleet Summary

River Fleet	Number of Vessels	Capacity	Description
Alianza G2	1	35,000 tons	Storage and Transshipment Station
Pushboat Fleet	29	104,850 BHP	Various Sizes and Horse Power
Tank Barges	44	96,698 m3	Carry Liquid Cargo (Petroleum Products, Vegetable Oil)
Dry Barges	547	923,370 tons	Carry Dry Cargo (Soy, Iron Ore)
Total(1)	591	N/A

Offshore Supply Fleet	Year Built	Capacity (DWT)	Delivery Date

In Operation
UP Esmeralda	2005	4,200	2005
UP Safira	2005	4,200	2005
UP Agua-Marinha	2006	4,200	2006
UP Topazio	2006	4,200	2006
UP Diamante	2007	4,200	2007

Under Construction
UP Rubi	2009(2)	4,200	2009(2)
Indian PSV 1	2009(2)	4,200	2009 / 2010(2)
Indian PSV 2	2009(2)	4,200	2010(2)
Indian PSV 3	2010(2)	4,200	2010(2)
Indian PSV 4	2010(2)	4,200	2010(2)
Chinese PSV 1 (UP Jasper)	2009(2)	4,900	2009 / 2010(2)
Chinese PSV 2 (UP Turquoise)	2010(2)	4,900	2010(2)
Total		51,800

Ocean Fleet	Year Built	DWT	Description

Princess Nadia	1987	152,328	Suezmax OBO
Princess Susana	1986	152,301	Suezmax OBO
Princess Katherine	1986	164,100	Suezmax OBO
Princess Marisol	1984	166,013	Capesize Vessel
ParanaPetrol	1993 (3)	43,164	Inland Tank Barge
Miranda I	1995	6,575	Product / Chemical Tanker
Amadeo	1996	39,530	Oil / Product Tanker
Alejandrina	2006	9,219	Product Tanker
Austral(4)	2006	11,299	Product / Chemical Tanker
ArgosI	1975	N/A	Oceangoing Pushboat
Total		744,529

Passenger Fleet	Total Capacity (Passengers)	Total Number of Cabins
Blue Monarch(5)	575	242
Total	575	242

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

In our River Business, we have contracted a substantial portion of our fleet's capacity on a one - to seven-year basis to major clients. These contracts provide fixed pricing, minimum volume requirements and fuel price adjustment formulas, and we intend to develop new customers and cargos as we grow our fleet capacity.

In our Offshore Supply Business, we plan to continue chartering our PSV fleet in Brazil for medium-term (one to six months) charters or long-term employment (up to seven years). Currently there is no spot market in Brazil for PSVs. In the North Sea, we intend to continue to operate our PSVs in the spot market (short duration, one day or more) combined with longer-term charters.

We historically have operated our Ocean Business vessels in both the spot market, which allows us to take advantage of potentially higher market rates, and under period charters, which allows us to achieve high utilization rates. We intend to continue to operate some of our ocean vessels in the spot market and others under period charters. We believe that this balanced approach to chartering will provide us with relatively stable revenue streams while enabling us to participate in favourable market developments. Since 2007, we have been utilizing FFAs as a means of fixing our vessels' earnings at a given market level.

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

Competition

River Business

We maintain a leading market share in our River Business. We own the largest fleet of pushboats and barges in the Hidrovia Region. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor. We compete based on reliability, efficiency and price. Key competitors include Navios South American Logistics, and Fluviomar. In addition, some of our customers, including Archer Daniels Midland, Cargill, Louis Dreyfus and Vale (who recently signed a purchase agreement to acquire Rio Tinto's assets related to its operation in Corumba, among others), have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Our River Business also indirectly competes with other forms of land-based transportation such as truck and rail.

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

Iron Ore.In the Corumba area in Brazil near the High Paraguay River, there are three large iron ore mines out of which two are owned by the international mining company Vale (following the recently announced acquisition of Rio Tinto's assets related to its operation in Corumba) and the third one is owned by MMX Mineração & Metálicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by barge, has grown from about 1.1 million mt (mmt) since 1999 to a 2008 estimate of about 5.3 mmt, a CAGR of 19.1%. Estimated production in 2009 is uncertain due to the current slowdown in world steel production and iron ore trade.

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

Deepwater service favors modern vessels that can provide a full range of flexible services while providing economies of scale to installations distant from shore. Cabotage laws favor employment of Brazilian flag vessels. However, according to industry sources, many of the Brazilian flag PSV's and supply vessels are old, with approximately 25% of the national fleet are at least 20 years of age. Temporary authority is granted for foreign vessels to operate only if no Brazilian flag vessels are available. According to industry sources, there are a total of approximately 102 Brazilian flag offshore vessels of various types, including anchor handling tug / supply vessels, crew boats, and others. Out of these, 57 are categorized as PSVs and SVs, including 5 large PSVs of 4,000 dwt or more. The current orderbook for Brazilian flag PSVs and SVs is approximately 30 vessels.

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

Tanker Classifications and Primary Trade Routes

The world oil tanker fleet is generally divided into six vessel sizes classified by dwt, which is an approximate measure of a vessel's cargo carrying capacity. In general, VLCC's / ULCC's primarily transport crude oil on long-haul trade routes (where oil producers are located more than approximately 5,000 miles from the end user, such as from the Arabian Gulf to the Far East, from the Arabian Gulf to Rotterdam via the Cape of Good Hope, from the Arabian Gulf to the Red Sea, and from the Arabian Gulf to the US Gulf / Caribbean. Suezmax tankers trade on long-haul and short-haul routes as discussed below, while Aframax, Panamax, and Handy tankers serve routes typically in short-haul, regional markets (e.g., Latin America, Mediterranean, Southeast Asia).

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

The IMO adopted accelerated phase-out regulations for single hull tankers of 5,000 dwt or more carrying petroleum or petroleum products which entered into force in April 2005. The regulations are a complex set of requirements that accelerate the phase-out of pre- MARPOL "Category 1" tankers without protectively located segregated ballast to 2005. Single hull tankers with protectively located segregated ballast are to be phased out in 2010. Flag States may make exceptions for certain single hull, double bottom, or double sided vessels meeting determined quality and/or structural requirements that allow the vessels to continue in service until age 25 or the year 2015, whichever is earlier. Single hull vessels are also to be banned from carriage of certain heavy oils, with some exceptions allowed for double bottom or double sided vessels meeting certain quality criteria. Certain crude oils have been exempted. Port states may recognize the flag state exemptions or may choose to enforce the earlier phase-out dates. The effects of the regulations are complex but will tend to accelerate the phase-out of single hull vessels. Actual scrapping behavior will depend upon many variables including the state of the market and future flag state and port state implementation.

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

Other Asian countries, such as Japan and Korea, have required increasing iron ore imports. The top iron ore exporters are Australia and Brazil, accounting for about 70% of estimated 2008 seaborne iron ore trade. Australian exports grew from 132 mmt in 1996 to an estimated 306 mmt in 2008, including 39 mmt of growth in 2008. Brazil's iron ore exports increased from 129 mmt in 1996 to 282 mmt in 2008, which includes 13 mmt of growth in 2008.

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

The United States Environmental Protection Agency, or EPA, historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date. The District Court's decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008. The Ninth Circuit's ruling meant that owners and operators of vessels traveling in U.S. waters would soon be required to comply with the CWA permitting program to be developed by the EPA or face penalties. Seeking to provide relief to certain types of vessels, the U.S. Congress enacted laws in July 2008 that exempted from the impending CWA vessel permitting program recreational vessels, commercial fishing vessels, and any other commercial vessel less than 79 feet in length.

In response to the invalidation and removal of the EPA's vessel exemption by the Ninth Circuit, the EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), which we refer to as regulated vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

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

On August 31, 2008, the District Court ordered that the date for implementation of the VGP be postponed from September 30, 2008 until December 19, 2008. This date was further postponed until February 6, 2009 by the District Court. Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized. Accordingly, regulated vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the "eNOI" electronic filing interface will become operational. Thereafter, owners and operators of regulated vessels must file their NOIs prior to September 19, 2009, or the Deadline. Any regulated vessel that does not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Any regulated vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such regulated vessel's complete NOI. Regulated vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission. Our fleet is composed entirely of regulated vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19, 2009 as practicable.

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

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention of Civil Liability for Oil Pollution Damage, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability limits in the countries that have ratified this Protocol are, currently, approximately $6.6 million plus approximately $929 per gross registered ton above 5,000 gross tons with an approximate maximum, for vessels over 140,000 gross tons, of $132.2 million per vessel. As the CLC calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates as of March 12, 2009. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privacy and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

At the international level, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 member states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.

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

Special Surveys. Special surveys, also known as class renewal surveys, are carried out every five years for the vessel's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a vessel owner has the option of arranging with the classification society for the vessel's machinery to be on a continuous survey cycle. This process is also referred to as continuous survey machinery. We have made arrangements with the classification societies for most of our vessels to be on a continuous survey cycle for machinery. Hull surveys remain under the above mentioned surveys regime.

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

On December 21, 2007 UP Apoio filed an administrative defense stating that: (i) the legal position taken by Customs Authority was not applicable to the UP Diamante since the "perdimento" is only applicable to vessels coming from or going to abroad, and not to vessels engaged in cabotage voyages as was the UP Diamante; (ii) UP Diamante did not violate the Customs Regulation Code because (a) there is no provision related to the transfer of equipment when one of the vessels is going abroad but the other is not and (b) none of the vessels involved was coming from or going abroad; (iii) confiscation could not be imposed on a vessel owned by UP Apoio because at the time of the alleged infringement the UP Diamante was on hire and under charter to Petróleo Brasileiro S.A., or Petrobras, and consequently under the control of Petrobras and not of UP Apoio; (iv) the imposition of confiscation violated the principles of proportionality, reasonability and non-confiscation; and (v) confiscation was not applicable because under Brazilian Tax Code, when in case of doubt, the applicable law should be interpreted in favor of the taxpayer, and in this case the report issued by the Brazilian Customs Authorities recognized the existence of doubt concerning the applicability of the corresponding section of the Customs Regulation.

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

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority ("Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización") issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company) would owe taxes to that authority. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $6.1 million (including interest and fines). On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International SA was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case.  The parties now await the decision by the court. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. Moreover, UABL International SA had challenged the judge's decision to place the embargo, which has been under revision by a higher Court since the lower court reconfirmed the embargo on November 15, 2008. We have been advised by our local counsel that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

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

C.        ORGANIZATIONAL STRUCTURE

Ultrapetrol (Bahamas) Limited is a company organized and registered as a Bahamas Corporation since December 1997.

Ultrapetrol (Bahamas) Limited has ownership in the following companies:

COMPANY NAME	INCORPORATION JURISDICTION
Ultrapetrol (Bahamas) Limited	Bahamas
- 100% of Kattegat Shipping Inc.	Panama
- 100% of Avemar Holdings (Bahamas) Ltd.	Bahamas
- 100% of Mansan S.A.	Uruguay
- 100% of Tuebrook Holdings Inc.	Panama
- 100% of Wallasey Shipping Inc.	Panama
- 100% of Hallandale Comercial Corp.	Panama
- 100% of Moorfields Trading Inc.	Panama
- 33.3% of Monarch Classic Cruises S.A.	Marshall Islands
- 100% of Stanyan Shipping Inc.	Panama
- 100% of Lowrie Shipping Inc.	Panama
- 100% of Lowrie Shipping LLC	Delaware, USA
- 100% of Angus Shipping LLC	Marshall Islands
- 100% of Gentry Shipping Inc.	Panama
- 100% of Foxtrot Trading Inc.	Panama
- 100% of Braddock Shipping Inc.	Panama
- 100% of Massena Port S.A.	Uruguay
- 100% of Dampierre Holdings Spain S.L.	Spain
- 99% of Oceanpar S.A.	Paraguay

COMPANY NAME	INCORPORATION JURISDICTION
- 7% of Ultrapetrol S.A.	Argentina
- 50% of Parfina S.A.	Paraguay
- 93% of Ultrapetrol S.A.	Argentina
- 100% of Internationale Maritime S.A.	Bahamas
- 100% of Parkwood Commercial Corp.	Panama
- 100% of Princely International Finance Corp.	Panama
- 100% of Majestic Maritime Ltd.	Bahamas
- 100% of Baldwin Maritime Inc.	Panama
- 100% of Corporación de Navegación Mundial S.A.	Chile
- 49% of Marítima SIPSA S.A.	Chile
- 50% of Parfina S.A.	Paraguay
- 100% of Danube Maritime Inc.	Panama
- 100% of General Ventures Inc.	Liberia
- 100% of Imperial Maritime Ltd.	Bahamas
- 100% of Imperial Maritime Ltd. (Bahamas) Inc.	Panama
- 100% of Fulton Shipping Inc.	Panama
- 100% of Brinkley Shipping Inc.	Panama
- 100% of Pelorus Maritime Inc.	Panama
- 100% of Panpetrol Shipping S.A.	Panama
- 100% of Kingly Shipping Ltd.	Bahamas
- 100% of Monarch Shipping Ltd.	Bahamas
- 100% of Noble Shipping Ltd.	Bahamas
- 1% of Oceanpar S.A.	Paraguay
- 100% of Oceanview Maritime Inc.	Panama
- 100% of Regal International Investments S.A.	Panama
- 100% of Bayham Investments S.A.	Panama
- 100% of Draco Investments S.A.	Panama
- 100% of Cavalier Shipping Inc.	Panama
- 100% of Riverview Commercial Corp.	Panama
- 100% of Sovereign Maritime Ltd.	Bahamas
- 100% of Tipton Marine Inc.	Panama
- 100% of Ultrapetrol International S.A.	Panama
- 100% of Ultrapetrol de Venezuela C.A.	Venezuela
- 100% of Stately Shipping Ltd.	Bahamas
- 100% of Blue Monarch Shipping Inc.	Panama
- 100% of Stanmore Shipping Inc.	Panama
- 94.45% of UP Offshore (Bahamas) Ltd.	Bahamas
- 100% of UP Offshore (Panama) S.A.	Panama
- 100% of Castlestreet Shipping LLC	Delaware, USA
- 100% of Packet Maritime Inc.	Panama
- 100% of Padow Shipping Inc.	Panama
- 100% of Pampero Navigation Inc.	Panama
- 100% of UP Offshore (UK) Ltd.	United Kingdom
- 100% of Ingatestone Holdings Inc.	Panama
- 100% of Bayshore Shipping Inc.	Panama
- 100% of Gracebay Shipping Inc.	Panama
- 100% of Springwater Shipping Inc.	Panama
- 100% Woodrow Shipping Inc.	Panama
- 100% of UP Offshore Uruguay S.A.	Uruguay
- 99% of Agriex Agenciamentos, Afretamentos e Apoio Maritimo Ltda.	Brazil
- 99.99% of UP Offshore Apoio Maritimo Ltda.	Brazil
- 100% of Topazio Shipping LLC	Delaware, USA
- 100% of UP Offshore Apoio Maritimo (Panama) Inc.	Panama
- 1% of Agriex Agenciamentos, Afretamentos e Apoio Maritimo Ltda.	Brazil

COMPANY NAME	INCORPORATION JURISDICTION
- 0.01% of UP Offshore Apoio Maritimo Ltda.	Brazil
- 100% of UP Offshore (Holdings) Ltd.	Bahamas
- 100% of UP River (Holdings) Ltd.	Bahamas
- 50% of UABL Limited	Bahamas
- 100% of UP River Terminals (Panama) S.A.	Panama
- 50% of UABL Terminals Ltd.	Bahamas
- 100% of UABL Terminals (Paraguay) S.A.	Panama
- 50% of Obras Terminales y Servicios S.A.	Paraguay
- 50% of Puertos del Sur S.A.	Paraguay
- 100% of UPB (Panama) Inc.	Panama
- 50% of UABL Terminals Ltd.	Bahamas
- 50% of UABL Limited	Bahamas
- 100% of Arlene Investment Inc.	Panama
- 1% of Compaňia Naviera del Magdalena S.A.	Colombia
- 100% of Blueroad Finance Inc.	Panama
- 100% of Upper Paraguayan Ventures LLC	Louisiana, USA
- 1% of Compaňia Naviera del Magdalena S.A.	Colombia
- 100% of Marine Financial Investment Corp.	Panama
- 1% of Compaňia Naviera del Magdalena S.A.	Colombia
- 100% of Corydon International S.A.	Uruguay
- 100% of Cedarino S.L.	Spain
- 90% of Parabal S.A.	Paraguay
- 97.5% of Riverpar S.A.	Paraguay
- 99.6% of Sernova S.A.	Argentina
- 97.5% of UABL Paraguay S.A.	Paraguay
- 100% of River Ventures LLC	Delaware, USA
- 96.6% of UABL S.A.	Argentina
- 90% of Yataity S.A.	Paraguay
- 63.3% of Agencia Maritima Argenpar S.A.	Argentina
- 100% of Lonehort S.A.	Uruguay
- 100% of UP River Ltd.	Bahamas
- 100% of UABL International S.A.	Panama
- 96% of Compaňia Naviera del Magdalena S.A.	Colombia
- 100% of Thurston Shipping Inc.	Panama
- 95% of Compañía Paraguaya de Transporte Fluvial S.A.	Paraguay
- 10% of Parabal S.A.	Paraguay
- 2.5% of Riverpar S.A.	Paraguay
- 0.4% of Sernova S.A.	Argentina
- 2.5% of UABL Paraguay S.A.	Paraguay
- 3.4% of UABL S.A.	Argentina
- 36.7% of Agencia Maritima Argenpar S.A.	Argentina
- 10% of Yataity S.A.	Paraguay
- 1% of Compaňia Naviera del Magdalena S.A.	Colombia
- 20% Yvy Pora Fertilizantes S.A.	Paraguay
- 100% of UABL Barges (Panama) Inc.	Panama
- 80% of Yvy Pora Fertilizantes S.A.	Paraguay
- 100% of UABL S.A.	Panama
- 5% of Compañía Paraguaya de Transporte Fluvial S.A.	Paraguay
- 100% of Eastham Barges Inc.	Liberia
- 100% of Dingle Barges Inc.	Liberia
- 100% of Ravenscroft Shipping (Bahamas) S.A.	Bahamas
- 100% of Ravenscroft Ship Management Ltd.	Bahamas
- 100% of Ravenscroft Ship Management Ltd.	United Kingdom
- 100% of Zulia Shipping Inc.	Panama

COMPANY NAME	INCORPORATION JURISDICTION
- 100% of Zulia Ship Management Ltd.	Bahamas
- 100% of Tecnical Services S.A.	Uruguay
- 100% of Ravenscroft Holdings Inc.	Florida, USA
- 100% of Ravenscroft Ship Management Inc.	Florida, USA
- 100% of Elysian Ship Management Inc.	Florida, USA
- 100% of Ship Management Services Inc.	Florida, USA
- 100% of Ship Management and Commercial Services Ltd.	Bahamas
- 100% of Elysian Ship Management Ltd.	Bahamas

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

On January 22, 2008, we entered into a cleared Forward Freight Agreement ("FFA") contract whereby a subsidiary of ours contracted via BNP Paribas Commodity Futures Ltd. ("BNP") with London Clearing House ("LCH") to charge LCH the average time charter rate for the 4 Capesize Time Charter Routes ("C4TC") for a total of 60 days (29 days in February 2008 and 31 days in March 2008) in exchange for a fixed rate of $94,000 (ninety four thousand U.S. dollars) per day. Through these FFAs we had partially offset some of the FFA positions previously sold for the same dates.

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

On March 14, 2008, we entered into an Over The Counter, or OTC, FFA contract whereby a subsidiary of ours contracted with Cetragpa Suresnes SNC, or Cetragpa, a subsidiary of Louis Dreyfus Armateurs, to pay the average time charter rate for the C4TC for a total of 182.5 days (50% of every calendar month from January 2009 to December 2009 both inclusive) in exchange for a fixed rate of $90,000 (ninety thousand U.S. dollars) per day. This FFA is an OTC contract, has no margin requirements and bears a higher counterparty risk than a cleared FFA. If the counterparty fails to meet its obligation under the FFA, the Company could suffer losses on the contract, which could adversely affect the Company's financial condition and results of operations. Please see section headed "Factors Affecting Our Operations–Forward Freight Agreements (FFAs)" below for a discussion of counterparty risk in OTC FFAs.

On March 17, 2008, we announced that our Board had authorized a share repurchase program which covered up to $50.0 million of our common stock up to September 30, 2008 (the ¨Share Repurchase Program¨). The program does not require the company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the company's discretion and without notice.

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

On April 21, 2008, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Bunge S.A. to pay the average time charter rate for the 4 Capesize Time Charter Routes ("C4TC") for a total of 182.5 days (50% of every calendar month from January 2009 to December 2009 both inclusive) in exchange for a fixed rate of $95,000 (ninety five thousand U.S. dollars) per day.

On April 29, 2008, we paid $8.8 million corresponding to the second 20% installment due under the ship building contracts for two of our four PSVs under construction in India.

On May 16, 2008, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 90 days (15 days per month from July 2008 up to December 2008) in exchange for a fixed rate of $170,000 (one hundred and seventy thousand U.S. dollars) per day. Through these FFAs we partially offset some of the FFA positions previously sold by our subsidiary for the second half of 2008. Simultaneously, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Noble Chartering Inc. ("Noble") to pay the average time charter rate for the C4TC for a total of 90 days (15 days per month from July 2008 up to December 2008) in exchange for a fixed rate of $168,000 (one hundred and sixty eight thousand U.S. dollars) per day.

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

On August 12, 2008, we entered into an Over the Counter Forward Freight Agreement ("OTC FFA") contract whereby a subsidiary of ours contracted with Bunge S.A. to pay the average time charter rate for the C4TC for a total of 45 days (15 days per month from October to December 2008 both inclusive) in exchange for a fixed rate of $150,000 (one hundred and fifty thousand U.S. dollars) per day.

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

On September 24, 2008, we entered into an OTC FFA contract whereby a subsidiary of ours contracted with Navios International Inc. ("Navios") to pay the average time charter rate for the C4TC for a total of 45 days (15 days per month from January to March 2009 both inclusive) in exchange for a fixed rate of $53,500 (fifty three thousand five hundred U.S. dollars) per day.

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

On November 28, 2008, we signed and subsequently on December 15, 2008 drew down a 12-year Senior Credit Loan facility with OPEC Fund for International Development ("OFID") totaling $15.0 million, secured by tugs and barges that we own, to partially finance our River Business growth programs. The facility includes a grace period of four years.

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

In our River Business, demand for our services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. In 2005, our results of operations were negatively impacted due to the decline in soybean production associated with those years' droughts. Water levels in the upper Paraguay River during half of fourth quarters 2007 and 2008 have also affected our volumes carried mainly out of Corumba. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

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

Inflation, Rates of Exchange Variation and Fuel Price Increases

Neither the United States' inflation nor global inflationary trends have had a material impact on our operations, although future inflation may affect our results and certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. A sudden outburst or a very high level of inflation can have a negative impact on our results.

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

	Year Ended December 31,
	2008	2007	Percent Change
	(Restated)	(Restated)	(Restated)
Revenues
Attributable to River Business	$126,425	$93,940	35%
Attributable to Offshore Supply Business	43,907	41,514	6%
Attributable to Ocean Business	133,243	58,353	128%
Total revenues	303,575	193,807	57%

Voyage expenses
Attributable to River Business	(66,782)	(42,673)	56%
Attributable to Offshore Supply Business	(1,902)	(1,822)	4%
Attributable to Ocean Business	(6,606)	(2,059)	221%
Total voyage expenses	(75,290)	(46,554)	62%

Running cost
Attributable to River Business	(37,012)	(26,149)	42%
Attributable to Offshore Supply Business	(16,719)	(13,991)	19%
Attributable to Ocean Business	(35,455)	(17,813)	99%
Total running costs	(89,186)	(57,953)	54%

Amortization of drydocking and intangible assets	(4,367)	(7,385)	-41%
Depreciation of vessels and equipment	(34,253)	(22,883)	50%
Administrative and commercial expenses	(24,396)	(20,355)	20%
Other operating income	6,513	10,944	-40%
Operating profit	82,596	49,621	66%

Financial expense and other financial expenses	(30,542)	(20,440)	49%
Financial Income	1,156	2,916	-60%
Gain (loss) on derivative instruments, net	8,816	(17,801)	--
Investment in affiliates	(442)	(28)	--
Other, net	(558)	(339)	65%
Total other expenses	(21,570)	(35,692)	-40%
Income from continuing operations before income taxes	$61,026	$13,929	338%
Income taxes	4,173	(4,832)	--
Income from continuing operations	65,199	(9,097)	617%

Loss from discontinued operations	$(16,448)	$(3,917)	320%
Net income	$48,751	$5,180	841%
Net income attributable to non-controlling interest	1,228	739	66%
Net income attributable to Ultrapetrol (Bahamas) Limited	47,523	4,441	970%

Amounts attributable to Ultrapetrol (Bahamas) Limited:
Income from continuing operations	63,971	8,358	665%
Income (loss) from discontinued operations	(16,448)	(3,917)	320%
Net income attributable to Ultrapetrol (Bahamas) Limited	47,523	4,441	970%
Revenues. Total revenues from our River Business increased by 35% from $93.9 million in 2007 to $126.4 million in 2008. This $32.5 million increase is primarily attributable to the fuel adjustment formula in our Contracts of Affreightment, a 6% increase in volumes and an increase in pricing.

Total revenues from our Offshore Supply Business increased by 6% from $41.5 million in 2007 to $43.9 million in 2008. This $2.4 million increase is primarily attributable to a full year of operation of our UP Diamante in 2008, as compared to almost eight months of operation in 2007, to higher average rates obtained by our UP Topazio operating in the North Sea in 2008 as opposed to its operation in Brazil during 2007 and its positioning from Brazil into the North Sea during the fourth quarter of 2007; partially offset by the lesser number of operational days of our vessel UP Esmeralda as a consequence of propulsion damage (while the loss of hire of this vessel is covered by insurance, the amount of this insurance is accounted for under "Other operating income") and slightly lower average earnings of our UP Safira, which is operating under a long term charter in the North Sea.

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

Non-controlling interest. Non-controlling interest increased by $0.5 million, or 66%, to $1.2 million in 2008 as compared to $0.7 million in 2007. This increase is attributable to higher results of our subsidiary in the Offshore Supply Business where we have a non-controlling partner.

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

	Year Ended December 31,
	2007	2006	Percent Change
	(Restated)	(Restated)	(Restated)
Revenues
Attributable to River Business	$93,940	$79,124	19%
Attributable to Offshore Supply Business	41,514	26,289	58%
Attributable to Ocean Business	58,353	39,202	49%
Total revenues	193,807	144,615	34%

Voyage expenses
Attributable to River Business	(42,673)	(33,536)	27%
Attributable to Offshore Supply Business	(1,822)	(3,451)	-47%
Attributable to Ocean Business	(2,059)	(602)	242%
Total voyage expenses	(46,554)	(37,589)	24%

Running costs
Attributable to River Business	(26,149)	(20,595)	27%
Attributable to Offshore Supply Business	(13,991)	(6,264)	123%
Attributable to Ocean Business	(17,813)	(13,788)	29%
Total running costs	(57,953)	(40,647)	43%

Amortization of drydocking and intangible assets	(7,385)	(8,420)	-12%
Depreciation of vessels and equipment	(22,883)	(16,294)	40%
Administrative and commercial expenses	(20,355)	(14,416)	41%
Other operating income (expenses)	10,944	(198)	--
Operating profit	49,621	27,051	83%

Financial expense	(20,440)	(18,921)	8%
Financial loss on extinguishment of debt	--	(1,411)	--
Financial income	2,916	733	298%
Loss on derivative instruments, net	(17,801)	--	--
Investment in affiliates	(28)	588	-105%
Other, net	(339)	859	-139%
Total other expenses	(35,692)	(18,152)	97%
Income from continuing operations before income taxes	$13,929	$8,899	57%
Income taxes	(4,832)	(2,101)	130%
Income from continuing operations	9,097	6,798	34%
Income (loss) from discontinued operations	$(3,917)	$5,647	--
Net income	$5,180	$12,445	-58%

Net income attributable to non-controlling interest	739	1,919	-61%
Net income attributable to Ultrapetrol (Bahamas) Limited	4,441	10,526	-58%

Amounts attributable to Ultrapetrol (Bahamas) Limited:
Income from continuing operations	8,358	4,879	71%
Income (loss) from discontinued operations	(3,917)	5,647	--
Net income attributable to Ultrapetrol (Bahamas) Limited	4,441	10,526	-58%

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

Depreciation of vessels and equipment. Depreciation increased by $6.6 million, or 40%, to $22.9 million in 2007 as compared to $16.3 million in 2006. This increase is primarily attributable to the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006 as opposed to a full year's depreciation in 2007, the additional depreciation associated with the acquisition of the Princess Marisol in the fourth quarter of 2007, the entry into operations of our oil product carriers Amadeo and Alejandrina in the first and third quarter of 2007 respectively, the delivery by the yard and entry into operation of the UP Diamante in May 2007, a full year of depreciation of our vessels UP Agua-Marinha, Blue Monarch, and UP Topazio, the increased value of our vessel Miranda I (which was converted to double hull during the second quarter of 2007), as well as with the acquisition of the Otto Candies convoy in March 2007 and the 33 barges and one pushboat in the US in the second quarter 2007.

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

Non-controlling interest. Non-controlling interest decreased by $1.2 million to $0.7 million in 2007 as compared to $1.9 million in 2006. This variation is mainly attributable to the acquisition of the non-controlling interest in our River Business from International Finance Corporation in 2006 and the loss incurred through redemption of the preferred shares issued by our subsidiary UP Offshore partially offset by an increase in the non-controlling interest attributable to our subsidiaries in the Offshore Supply Business.

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

At December 31, 2008, we had aggregate indebtedness of $412.9 million, consisting of $180.0 million aggregate principal amount of our Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. of $10.6 million under a senior loan facility with DVB Bank AG ("DVB"), indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $74.0 million under two senior loan facilities with DVB, indebtedness of our subsidiary Ingatestone Holdings Inc. of $13.8 million under a senior loan facility with DVB and Natixis as co-lenders, indebtedness of our subsidiary Stanyan Shipping Inc. of $12.0 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $17.2 million under a senior loan facility with Nordea Bank, indebtedness of our subsidiary Lowrie Shipping LLC of $20.3 million under a senior loan facility with Banco BICE, indebtedness of the Company of $10.0 million under a revolving credit line with Banco BICE, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $60.0 million in the aggregate under two senior loan facilities with International Finance Corporation, indebtedness of our subsidiary UABL Paraguay S.A. of $15.0 million under a senior loan facility with the OPEC Fund for International Development, and total accrued interest of $2.6 million. Please refer to "Description of Credit Facilities and Other Indebtedness" elsewhere herein.

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

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring other assets including second-hand ocean vessels, increasing the size of many of our barges, purchasing and loading out barges and pushboats from the USA, constructing a new shipyard primarily for building barges and replacing the engines in our line pushboats with new engines that burn less expensive heavy fuel oil. We currently estimate that the construction of new vessels that are currently on order in India will require additional funds of approximately $52.8 million, out of which $11.4 million will be financed with our own cash and $41.4 million with the part of the undrawn proceeds committed under the DVB / Natixis loan facility. We estimate that the cost of increasing the size of our barges contemplated in the enlargement project for 2009 and 2010 will be around $16.0 million and that the cost of replacing the engines in our line pushboats will be approximately $38.4 million. Additionally, we estimate that funds to be paid in connection with the construction of our PSVs in Brazil and China will amount to $35.4 million. Finally, we expect to pay approximately $8.0 million to finalize the construction of our shipbuilding yard in Argentina, and that we will also make capital expenditures to fund the building of these new barges beginning in the second half of 2009. We may order additional vessels and/or incur other capital expenditures which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

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

From time to time we provide ship salvage services under Lloyd's Standard Form of Salvage Agreement ("LOF"). We recognize costs as they are incurred on these LOF services. We record revenue at the time the LOF settlement or arbitration award occurs. In those cases where a minimum salvage remuneration is guaranteed or determined by law or contract then such minimum amount is recognized in revenue when services are rendered.

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

We compute depreciation net of the estimated scrap value which is equal to the product of each vessel's lightweight tonnage and estimated scrap value per lightweight ton. We record depreciation using the straight-line method over the estimated useful lives of our vessels. We depreciate acquired secondhand vessels from the date of their acquisition over their remaining estimated useful lives.

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

We review our long-lived assets for impairment in accordance with Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-lived Assets ("SFAS 144") whenever events or changes in circumstances indicate that the carrying amount may not be recoverable by us. When the estimate of the expected future undiscounted cash flows is less than the carrying amount of the asset under review, we evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In developing estimates of future cash flows, we must make assumptions about future rates, fleet effective utilization, ship operating expenses, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Drydock Costs

Our vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations. The costs that we incur to drydock our vessels are deferred and amortized using the straight-line method over the period to their next drydocking, which is generally 24 to 36 months. The costs we incur at the dry-dock yard are mainly comprised of painting the vessel's hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities which have to be made in order to bring or keep the vessel into compliance with classification standards. The unamortized portion of dry dock costs for vessels that we sell are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

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

Income taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS 109") and Financial Interpretation No. 48 Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. ("FIN 48"). FIN 48 was adopted on January 1, 2007, with no material impact on the Company's consolidated financial position and results of operations.

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

For derivative financial instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative financial instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the hedged transaction in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in income.

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

At all times, we know which derivative cash flow is linked with which specific vessel's cash flow, for purposes of measuring hedge ineffectiveness and / or the identification of any overhedge position.

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

On October 10, 2008, the FASB issued FASB Staff Position No. 157-3, determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active and illustrates key considerations in determining the fair value of a financial asset when the market for the financial asset is not active. FSP 157-3 had no impact on the Company's consolidated financial position or its results of operations.

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

In December, 2007, the FASB also issued SFAS No. 160 which requires that a non controlling interest in a consolidated subsidiary be displayed in the consolidated statement of financial position as a separate component of equity because non-controlling interests meet the definition of equity of the consolidated entity. After control is obtained, a change in ownership interests that does not result in a loss of control will be accounted for as an equity transaction, and a change in ownership of a consolidated subsidiary that results in a loss of control and deconsolidation is a significant event that triggers gain or loss recognition, with the establishment of a new fair value basis in any remaining ownership interests. SFAS No. 160 is required to be adopted concurrently with SFAS No. 141(R) and is effective for the first annual reporting period beginning on or after December 15, 2008. It is to be applied prospectively as of the beginning of the fiscal year in which the statement is initially adopted, except for the presentation and disclosure requirements which are to be applied retrospectively for all periods presented.

In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, deferring the effective date of SFAS No. 157 for one year for nonfinancial assets and liabilities, except those that are recognized or disclosed in the financial statements at least annually. We are evaluating the impact this adoption would have on the Company's consolidated financial position or its results of operations, if any.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133" ("SFAS 161"). SFAS 161 requires qualitative disclosures about an entity's objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early adoption encouraged. We have not yet determined what impact, if any, the adoption of SFAS 161 will have on our consolidated financial position or results of operations.

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

Our financial variable rate debt, as of December 31, 2008, totaled $220.9 million. During 2008, we paid interest on this debt based on LIBOR plus an average spread of 1.88%. Our variable rate debt had an average interest rate of 4.51% as of December 31, 2008. A 1% increase in interest rates on $220.9 million of debt would cause our interest expense to increase on average $2.21 million per year over the term of the loans, with a corresponding decrease in income before taxes.

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

Forward Freight Agreements

As stated in the Baltic Exchange's website (www.balticexchange.com), "Forward Freight Agreements ("FFAs") are 'over the counter' products made on a principal-to-principal basis. As such, they are flexible and not traded on any exchange. Contracts traded will normally be based on the terms and conditions of the FFABA standard contracts amended as agreed between the principals. The main terms of an agreement cover: (a) the agreed route, (b) the day, month and year of settlement, (c) contract quantity and (d) the contract rate at which differences will be settled. Settlement is between counter parties in cash typically within five days following the settlement date. Commissions will be agreed between principal and broker. The broker, acting as intermediary only, is not responsible for the performance of the contract. Cleared contracts, instead, also known simply as futures, are settled on a daily basis through a clearing house, and settlements are based on a close-of-play trading price. At the end of each day, traders pay or receive the difference between the price of the paper contract and the market index."

We enter into FFAs for trading purposes or to utilize them as hedges to reduce our exposure to changes in the rates earned by some of our vessels in the normal course of our Ocean Business. When using FFAs as hedges, we aim at managing the financial risk associated with fluctuating market conditions. FFAs generally cover periods ranging from one month to one year and involve contracts to provide a fixed number of theoretical days of voyages at fixed rates. FFAs have been executed through LCH, a London clearing house, with whom we started to trade during May 2007 (but may also be agreed through other clearing houses) and "over the counter" (OTC) in which case each party is generally accepting the signature of the other party as sufficient guarantee of its obligations under the contract.

The vessels whose market exposure we aim at hedging through our FFA activity are those comprising our Capesize OBO Fleet (vessels Princess Nadia, Princess Susana, Princess Katherine and Princess Marisol). Given these vessels' age, size, fuel consumption and other characteristics, they differ from the "theoretical" vessel used as reference to the index against which the FFAs settle. This means that when entering into FFAs, we must take into consideration this difference when determining the equivalence between the contract quantity and our exposure to the market. We estimate this difference to represent, on average, 25% to the detriment of our vessels against the theoretical vessel.

OTC FFAs are not cleared through a clearing house; they have no margin account requirements and bear a higher counterparty risk than a cleared FFA. If the counterparty to an OTC FFA fails to meet its obligation under the FFA, the Company could suffer losses on the contract which could adversely affect the Company's financial condition and results of operations. As of December 31, 2008, 76% of the mark-to-market of our outstanding OTC FFAs was with Bunge S.A. as counterpart, 19% was with Cetragpa Suresnes SNC (a subsidiary of Louis Dreyfus Armateurs) and 5% with Navios Maritime Holdings.

Although LCH or other clearing houses require the posting of collateral, the use of a clearing house reduces the Company's exposure to counterparty credit risk. We are exposed to market risk in relation to our positions in FFAs and could suffer substantial losses from these activities in the event our expectations prove to be incorrect. We enter into FFAs with an objective of either hedging risk or for trading purposes to take advantage of short term fluctuations in freight rates. As of December 31, 2008, we were committed to FFAs with a fair value of $65.7 million recorded as an asset. Of this amount, $5.8 million was held as cleared FFA contracts and $59.9 million was held as OTC FFA contracts with a total of 3 different counterparties. These contracts settle between January 2009 and December 2010.

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

The Company recorded an aggregate net realized loss of $1.5 million recorded in "Revenues – Ocean Business" and a net realized loss of $5.8 million recorded in "Gain (loss) on derivative instruments, net" for the year ended December 31, 2008.

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

Upon the occurrence of a change of control event, each holder of the Notes shall have the right to require us to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. A change of control means:

•
if any person beneficially owns more than 35% of our voting stock and Solimar, Los Avellanos, SIPSA S.A. and their affiliates (the "Permitted Holders") together beneficially own a lesser percentage and do not control the election of the majority of the board of directors of the Company, or

•
during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office; or

•
our merger or consolidation with or into another Person or the merger of another Person with or into us, or the sale of all or substantially all of our assets (determined on a consolidated basis) to another person other than (A) a transaction in which the survivor or transferee is a person that is controlled by the Permitted Holders or (B) a transaction following which (1) in the case of a merger or consolidation transaction, holders of securities that represented 100% of our common stock eligible to vote on matters requiring a shareholder vote immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the common stock eligible to vote on matters requiring a shareholder vote of the surviving Person in such merger or consolidation transaction immediately after such transaction and (2) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a subsidiary of the transferor of such assets.

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

The loan shall be repaid by 16 consecutive quarterly installments of $1.6 million each, beginning in April 2008. The loan accrues interest at LIBOR plus 2.95% per annum.

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

The loan is secured by a mortgage on part of our River Business fleet. The loan contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps) among others.

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

The loan is secured by a mortgage on part of our River Business fleet. The loan contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps) among others.

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

The loan is secured by a mortgage on part of our River Business fleet. The loan contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps) among others.

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

Contractual Obligations

		Payments due by period
	Total	Current(a)	Two to three years(b)	Four to five years(c)	After five years(d)
	(Dollars in thousands)
1. Long – term debt obligations(e)
- DVB Bank AG
● Tranche A	$10,450	$900	$1,800	$1,800	$5,950
● Tranche B	111	111	--	--	--
- DVB Bank AG	52,039	5,189	8,600	8,600	29,650
- DVB Bank AG	22,000	3,000	4,000	4,000	11,000
- Nordea Bank Finland PLC	17,200	3,000	5,000	9,200	--
- Banco BICE (up to $10.0 million revolving facility)	10,000	10,000	--	--	--
- Banco BICE	20,313	20,313	--	--	--
- Natixis	12,027	908	1,816	1,816	7,487
- IFC UABL Paraguay	25,000	--	--	4,348	20,652
- IFC UABL	35,000	--	--	6,087	28,913
- OFID	15,000	--	--	2,609	12,391
- DVB / Natixis (up to $93.6 million)
● Tranche A	13,800	--	1,610	1,840	10,350
● Tranche B	--	--	--	--	--
- 9% Senior Notes 2014 ($180.0 million)	180,000	--	--	--	180,000

Total long – term debt obligations	$412,940	$43,421	$22,826	$40,300	$306,393

Estimated interest on long-term debt obligations
- DVB Bank AG (up to $15.0 million)
● Tranche A	$1,385	267	462	367	289
● Tranche B	--	--
- DVB Bank AG	7,355	1,334	2,293	1,838	1,890
- DVB Bank AG	3,341	619	1,023	787	912
- Nordea Bank Finland PLC	1,479	436	638	405	--
- Banco BICE (up to $10.0 million revolving facility)	241	241
- Banco BICE	172	172	--	--	--
- Natixis	4,483	756	1,336	1,102	1,289
- IFC UABL Paraguay	9,075	1,122	2,243	2,100	3,610
- IFC UABL	12,705	1,570	3,141	2,940	5,054
- OFID	5,445	673	1,346	1,260	2,166
- DVB / Natixis (up to $93.6 million)
● Tranche A	3,172	306	782	676	1,408
● Tranche B
- 9% Senior Notes 2014 ($180.0 million)	97,200	16,200	32,400	32,400	16,200

Total estimated interest on long – term debt obligations	146,053	23,696	45,664	43,875	32,818

2. Operating lease obligations	$8,472	$3,993	$4,424	$22	$33

3. Purchase obligations
- Vessel construction
● EISA Shipyard	3,660	3,660	--	--	--

Payments due by period
Total	Current(a)	Two to three years(b)	Four to five years(c)	After five years(d)
(Dollars in thousands)

● Bharati Shipyard(g)	52,831	30,818	22,013	--	--
● Wison Shipyard	31,760	26,500	5,260	--	--
- Engine Purchase(g)	19,312	19,312	--	--	--

Total purchase obligations	$107,563	$80,290	$27,273	--	--

Total Contractual Obligations	675,028	151,400	100,187	84,197	339,244

(a)	Represents the period from January 1, 2009 through December 31, 2009.
(b)	Represents the period from January 1, 2010 through December 31, 2011.
(c)	Represents the period from January 1, 2012 through December 31, 2013.
(d)	Represents the period after December 31, 2013.
(e)	Represents principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2008. Amounts do not include interest payments.
(f)	U.S.dollar / Euro exchange rate of 1.397 effective as of December 31, 2008 as per European Central Bank.
(g)
$52,831 of pending contractual obigations partially financed with $41,400 of pre-delivery proceeds from the DVB/Natixis loan facility.  Additionally, such loan facility provides $33,600 as post-delivery financing.

The interest rate and term assumptions used in these calculations are contained in the following table:

Obligation	Principal at December 31, 2008	Interest Rate	Period From-To
- DVB Bank AG
● Tranche A	$10,450	2.63%	1/1/2009 – 2/28/2016
● Tranche B	111	2.63%	1/1/2009 – 2/28/2009
- DVB Bank AG	52,039	2.63%	1/1/2009 – 12/30/2016

- DVB Bank AG	22,000	2.93%	1/1/2009 – 11/30/2017

- Nordea Bank Finland PLC	17,200	2.68%	1/1/2009 – 12/31/2013

- Banco BICE (up to $10.0 million revolving facility)	10,000	3.05%	1/1/2009 – 4/30/2009

- Banco BICE	20,313	4.38%	1/1/2009 – 4/30/2009

- Natixis	12,027	6.38%	1/1/2009 – 2/28/2017

- IFC UABL Paraguay	25,000	4.43%	1/1/2009 – 06/30/2020

- IFC UABL	35,000	4.43%	1/1/2009 – 06/30/2020

- OFID	15,000	4.43%	1/1/2009 – 06/30/2020

- DVB / Natixis (up to $93.6 million)

● Tranche A	13,800	2.93%	1/1/2009 – 10/31/2019
● Tranche B	--	--	--

(h)	All interest expense calculations begin January 1, 2009 and end on the respective maturity dates. The LIBOR is the three month rate in effect as of December 31, 2008.

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

George Wood. Mr. Wood has been a Director since October 2006. He is managing director of Chancery Export Finance LLC (Chancery), a firm licensed by the Export Import Bank of the United States of America (ExIm Bank). Chancery provides ExIm Bank guaranteed financing for purchase of U.S. manufactured capital goods by overseas buyers. Prior to his designation as managing director of Chancery, Mr. Wood worked as managing director of Baltimore based Bengur Bryan & Co. (Bengur Bryan) providing investment-banking services to transportation related companies in the global maritime, U.S. trucking, motor coach and rail industries. Before his employment with Bengur Bryan in 2000, Mr. Wood was employed for 27 years in various managerial positions at the First National Bank of Maryland which included managing the International Banking Group as well as the bank's specialized lending divisions in leasing, rail, maritime and motor coach industries, encompassing a risk asset portfolio of $1.2 billion. Mr. Wood holds a B.S. in Economics and Finance from University of Pennsylvania and an MBA from University of North Carolina and became a CPA in 1980. Mr. Wood presently serves as member of the Boards of Atlanta-based Infinity Rails Wawa Inc., and John S. Connor Inc. Mr. Wood recently served for two years on the Board of LASCO Shipping Co.

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

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of The Bahamas. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 4350(d)(3) and 4350(d)(2)(A)(ii). The practices that we follow in lieu of Nasdaq's corporate governance rules are as follows:

•	We do not have a board of directors with a majority of independent directors, nor are we required to under Bahamian law. However, we have two independent directors.

•	In lieu of holding regular meetings at which only independent directors are present, our entire board of directors may hold regular meetings, as is consistent with Bahamian law.

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

D.        EMPLOYEES

As of December 31, 2008, we employed approximately 1,129 employees, consisting of 252 land-based employees and approximately 877 seafarers as crew on our vessels, of which 446 were in our River Business, 140 were in our Offshore Supply Business and 291 were in our Ocean Business. This represents a 10% increase with respect to December 31, 2007, mainly attributable to larger River and Offshore Supply fleets as well as to the additional administrative work created by our expansion of operations, partially offset by the discontinuation of our Passenger Business. Some of these employees were employed through various manning agents depending on the nationality as listed below:

• Indian crew:	Orient Ship Management & Manning Pvt., Ltd., Mumbai, India
• Argentine crew:	Tecnical Services S.A., a subsidiary, Montevideo, Uruguay
• Filipino crew:	C.F. Sharp Crew Management, Manila, Philippines
• Ukrainian crew:	South Star Ltd., Odessa, Ukraine
• Romanian crew:	CoronaShipping SRL, Constantza, Romania
• Indonesian crew:	Indomarimo Maju PT, Jakarta, Indonesia
• Greek and Eastern European crew:	Nova Manning Services, Piaraeus, Greece
• Paraguayan crew:	Tecnical Services S.A., a subsidiary, Montevideo, Uruguay

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

Commercial Commissions paid to Comintra Enterprise Ltd.

In 2003, UP Offshore (Bahamas) Ltd. signed a commercial agreement with Comintra, one of its shareholders. Under this agreement Comintra agreed to assist UP Offshore (Bahamas) Ltd. regarding the commercial activities of UP Offshore (Bahamas) Ltd.'s fleet of five PSVs with the Brazilian offshore oil industry. Comintra's responsibilities, among others, include marketing the PSVs in the Brazilian market and negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.

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

B.        PLAN OF DISTRIBUTION

Not Applicable.

C.        MARKETS

Our Common Stock is listed on The Nasdaq Global Market under the symbol "ULTR".

D.        SELLING SHAREHOLDERS

Not Applicable.

E.        DILUTION

Not Applicable.

F.        EXPENSES OF THE ISSUE

Not Applicable.

ITEM 10 – ADDITIONAL INFORMATION

A.        SHARE CAPITAL

Not Applicable.

B.        MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes certain provisions of the Company's Second Amended and Restated Memorandum of Association and Fourth Amended and Restated Articles of Association (hereinafter referred to as "the Memorandum and Articles of Association"). This summary is qualified in its entirety by reference to the International Business Companies Act, 2000 and the Company's Memorandum and Articles of Association. Information on where investors can obtain copies of the Memorandum and Articles of Association is described under the heading "Documents on Display" under this Item.

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

without (A) having previously obtained, at the Company's expense, a fairness opinion confirming that the proposed transaction is fair from a financial standpoint for the Company and, with respect to a transaction described in Section 2.12(a) (iii) above, for those Shareholders which are not Interested Parties and (B) such proposed transaction being approved by a majority of disinterested Directors of the Company. Any fairness opinion pursuant to the preceding sentence shall be rendered by an internationally recognized investment banking, auditing or consulting firm (or, if the proposed transaction involves the sale or purchase of a vessel or other floating assets, by an internationally recognized shipbroker) selected by the Company's disinterested Directors and engaged on behalf of the Company and / or its Shareholders. To qualify as a disinterested Director for purposes of this Section 2.12, a Director must not have a personal interest in the transaction at hand and must not otherwise have a relationship that, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director. Further, should any such transaction require Shareholder approval, it must be approved by a majority vote of those Shareholders entitled to vote that are not Interested Parties.

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

The final regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is "primarily traded" on The Nasdaq Global Market.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as '"passive category income" or, in the case of certain types of U.S. Holders, as "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

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

Special rules may apply to any "extraordinary dividend" — generally, a dividend equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock — paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. Depending upon the amount of a dividend paid by us, such dividend may be treated as an "extraordinary dividend."

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

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

Taxation of U.S. Holders Making a ``Mark-to-Market" Election

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

F.        DIVIDEND AND PAYING AGENTS

Not Applicable.

G.        STATEMENTS BY EXPERTS

The information and data in Item 4.B relating to the international maritime transportation industry have been provided by Doll Shipping Consultancy ("DSC") an independent United Kingdom-based company providing market analysis and strategic planning services to the shipping industry. DSC bases its analysis on information drawn from published and private sources. DSC has advised us that (1) some industry data included in the referenced section of this filing is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, (2) the published information of other maritime data collection experts may differ from this data, and (3) while DSC has taken reasonable care in the compilation of the industry statistical data and believe them to be correct, data collection is subject to limited audit and validation procedures.

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

I.         SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Item 5 — Operating and Financial Review and Prospects — Quantitative and Qualitative Disclosures About Market Risk."

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

(a)       Disclosure Controls and Procedures.

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2008). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

(b)      Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2008 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its assessment, management, including the Company's chief executive and chief financial officer, determined that the Company's internal controls over financial reporting were effective as of December 31, 2008 based on the criteria in Internal Control—Integrated Framework issued by COSO.

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

(d)       Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

We have established an audit committee composed of one board member that is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The sole member of the audit committee, Mr. George Wood, is an independent director and the audit committee financial expert.

ITEM 16B – CODE OF ETHICS

The Company has adopted a code of ethics applicable to the Company's principal executive officer and principal financial officer, principal accounting officer or controller, which complies with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002.

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

ITEM 16F – CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G – CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country, the Bahamas, in lieu of NASDAQ's corporate governance rules, or the NASDAQ Rules. The Company complies fully with the NASDAQ Rules, except that the Company's corporate governance practices deviate from the NASDAQ Rules in the following ways:

•	The Company does not have a board of directors with a majority of independent directors. However, the Company does have two independent directors.

•	In lieu of holding regular meetings at which only independent directors are present, the Company's entire board of directors may hold regular meetings.

•	In lieu of an audit committee comprising three independent directors, the Company's audit committee has one member, who meets the NASDAQ requirement of a financial expert.

•
In lieu of a nomination committee comprising independent directors, the Company's board of directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in the Company's memorandum of association.

•
In lieu of a compensation committee comprising independent directors, our board of directors will be responsible for establishing the executive officers' compensation and benefits. Under Bahamian law, compensation of the executive officers is not required to be determined by an independent committee.

•
In lieu of obtaining an independent review of related party transactions for conflicts of interests, the Company's memorandum of association provides that related party transactions must be approved by disinterested directors, and in certain circumstances, supported by a fairness opinion.

•	Pursuant to the Company's articles of association, the Company is required to obtain shareholder approval in order to issue additional securities.

•	As a foreign private issuer, the Company is not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Bahamian law.

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

Management's Report on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm (Restated)

Consolidated Financial Statements

– Consolidated Balance Sheets at December 31, 2008 and 2007 (Restated)	F-1

– Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006 (Restated)	F-2

– Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2008, 2007 and 2006 (Restated)	F-3

– Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006 (Restated)	F-4

– Notes to Consolidated Financial Statements	F-5

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2008 AND 2007
(Stated in thousands of U.S. dollars, except par value and share amounts)

	Restated – Note 2.y
	At December 31,
	2008	2007
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$105,859	$64,262
Restricted cash	2,478	-
Accounts receivable, net of allowance for doubtful accounts of $432 and $248 in 2008 and 2007, respectively	17,782	15,580
Receivables from related parties	363	2,804
Operating supplies	4,059	4,676
Prepaid expenses	5,294	3,108
Receivables from derivative instruments	44,152	-
Other receivables	23,073	13,804
Other assets	4,852	1,007
Total current assets	207,912	105,241

NONCURRENT ASSETS

Receivables from derivative instruments	20,078	-
Other receivables	11,600	7,696
Receivables from related parties	4,873	2,280
Restricted cash	1,170	19,647
Vessels and equipment, net	552,683	452,544
Dry dock	3,953	4,428
Investment in affiliates	1,815	2,257
Intangible assets	2,174	2,961
Goodwill	5,015	5,015
Other assets	9,049	17,243
Deferred income tax assets	4,737	2,848
Total noncurrent assets	617,147	516,919
Total assets	$825,059	$622,160

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$21,747	$16,813
Payable to related parties	15	718
Accrued interest	2,567	2,579
Current portion of long-term financial debt	43,421	17,795
Other liabilities	4,416	2,568
Total current liabilities	72,166	40,473

NONCURRENT LIABILITIES

Long-term financial debt	369,519	314,140
Deferred income tax liabilities	6,515	10,663
Total noncurrent liabilities	376,034	324,803
Total liabilities	448,200	365,276

EQUITY
Common stock, $01 par value: 100,000,000 authorized shares; 29,519,936 and 33,443,030 shares outstanding in 2008 and 2007, respectively	334	334
Additional paid-in capital	268,425	266,647
Treasury stock 3,923,094 shares at cost	(19,488)	-
Accumulated earnings (deficit)	57,195	9,672
Accumulated other comprehensive income (loss)	65,423	(23,511)
Total Ultrapetrol (Bahamas) Limited stockholders equity	371,889	253,142
Noncontrolling interest	4,970	3,742
Total equity	376,859	256,884
Total liabilities and equity	$825,059	$622,160

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Stated in thousands of U.S. dollars, except share and per share data)

	Restated – Note 2.y
	For the years ended December 31,
	2008	2007	2006
REVENUES

Revenues from third parties	$303,575	$190,842	$140,536
Revenues from related parties	-	2,965	4,079
Total revenues	303,575	193,807	144,615

OPERATING EXPENSES (1)

Voyage expenses	(75,290)	(46,554)	(37,589)
Running costs	(89,186)	(57,953)	(40,647)
Amortization of dry docking	(3,580)	(6,598)	(7,830)
Depreciation of vessels and equipment	(34,253)	(22,883)	(16,294)
Management fees to related parties	-	-	(511)
Amortization of intangible assets	(787)	(787)	(590)
Administrative and commercial expenses	(24,396)	(20,355)	(13,905)
Other operating income (expenses)	6,513	10,944	(198)
	(220,979)	(144,186)	(117,564)
Operating profit	82,596	49,621	27,051

OTHER INCOME (EXPENSES)

Financial expense	(25,128)	(20,440)	(18,921)
Other financial expenses	(5,414)	-	-
Financial loss on extinguishment of debt	-	-	(1,411)
Financial income	1,156	2,916	733
Gains (losses) on derivatives, net	8,816	(17,801)	-
Investment in affiliates	(442)	(28)	588
Other, net	(558)	(339)	859
Total other income (expenses)	(21,570)	(35,692)	(18,152)

Income from continuing operations before income taxes	61,026	13,929	8,899

Income taxes	4,173	(4,832)	(2,101)
Income from continuing operations	65,199	9,097	6,798

Income (loss) from discontinued operations	(16,448)	(3,917)	5,647
Net income	48,751	5,180	12,445

Net income attributable to noncontrolling interest	1,228	739	1,919
Net income attributable to Ultrapetrol (Bahamas) Limited	47,523	4,441	10,526

Amounts attributable to Ultrapetrol (Bahamas) Limited:
Income from continuing operations	63,971	8,358	4,879
Income (loss) from discontinued operations	(16,448)	(3,917)	5,647
Net income attributable to Ultrapetrol (Bahamas) Limited	47,523	4,441	10,526

BASIC INCOME (LOSS) PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED:
From continuing operations	1.99	0.26	0.27
From discontinued operations	(0.51)	(0.12)	0.32
	1.48	0.14	0.59
DILUTED INCOME (LOSS) PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED:
From continuing operations	1.99	0.26	0.27
From discontinued operations	(0.51)	(0.12)	0.31
	1.48	0.14	0.58

Basic weighted average number of shares	32,114,199	31,596,346	17,965,753
Diluted weighted average number of shares	32,213,741	31,923,350	18,079,091

(1)	In addition to management fees to related parties, operating expenses included $433, $418 and $3,163 in 2008, 2007 and 2006, respectively, from related parties.

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Stated in thousands of U.S. dollars, except share data)

	Restated – Note 2.y
	Ultrapetrol (Bahamas) Limited stockholders equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated earnings (deficit)	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity

December 31, 2005	15,500,000	$155	$48,418	$-	$(5,295)	$196	$7,377	$50,851

Issuance of common stock	12,500,000	125	137,375	-	-	-	-	137,500
Underwriting fees and issuance expenses	-	-	(12,314)	-	-	-	-	(12,314)

Compensation related to options and restricted stock granted	346,952	3	347	-	-	-	-	350

Purchase of subsidiaries shares from noncontrolling interests	-	-	-	-	-	-	(6,188)	(6,188)

Acquisition of a subsidiary with noncontrolling interests	-	-	-	-	-	-	2,583	2,583

Redemption of noncontrolling interests	-	-	-	-	-	-	(2,600)	(2,600)

Comprehensive income:

-Net income	-	-	-	-	10,526	-	1,919	12,445
-Effect of derivative financial instruments	-	-	-	-	-	(107)	-	(107)
Total comprehensive income							-	12,338

December 31, 2006	28,346,952	283	173,826	-	5,231	89	3,091	182,520

Issuance of common stock	5,096,078	51	96,774	-	-	-	-	96,825

Underwriting fees and issuance expenses	-	-	(5,731)	-	-	-	-	(5,731)

Compensation related to options and restricted stock granted	-	-	1,778	-	-	-	-	1,778

Redemption of noncontrolling interests	-	-	-	-	-	-	(88)	(88)

Comprehensive loss:
-Net income	-	-	-	-	4,441	-	739	5,180
-Effect of derivative financial instruments	-	-	-	-	-	(23,600)	-	(23,600)
Total comprehensive loss								(18,420)
December 31, 2007	33,443,030	334	266,647	-	9,672	(23,511)	3,742	256,884

Compensation related to options and restricted stock granted	-	-	1,778	-	-	-	-	1,778

Repurchase of common shares	(3,923,094)	-	-	(19,488)	-	-	-	(19,488)

Comprehensive income:
-Net income	-	-	-	-	47,523	-	1,228	48,751
-Effect of derivative financial instruments	-	-	-	-	-	88,934	-	88,934
Total comprehensive income	-	-	-	-	-	-		137,685
December 31, 2008	29,519,936	$334	$268,425	$(19,488)	$57,195	$65,423	$4,970	$376,859

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Stated in thousands of U.S. dollars)
	Restated – Note 2.y
	For the years ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$48,751	$5,180	$12,445
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) Loss from discontinued operations	16,448	3,917	(5,647)
Depreciation of vessels and equipment	34,253	22,883	16,294
Amortization of dry docking	3,580	6,598	7,830
Expenditure for dry docking	(3,105)	(2,724)	(4,678)
Net (gain) losses on derivatives, net	(8,816)	17,801	-
Debt issuance expense amortization	1,015	673	750
Amortization of intangible assets	787	787	590
Financial loss on extinguishment of debt	-	-	1,411
(Gain) on disposal of assets	-	(10,282)	(630)
Net (gain) loss from investment in affiliates	442	28	(588)
Allowance for doubtful accounts	184	166	1,065
Share - based compensation	1,778	1,778	350
Changes in assets and liabilities net of effects from purchase of Otto Candies companies in 2007 and Ravenscroft and UP Offshore (Bahamas) companies in 2006:
(Increase) Decrease in assets:
Accounts receivable	(2,386)	(2,115)	(4,861)
Receivable from related parties	(152)	529	3,266
Other receivables, operating supplies, prepaid expenses and receivables from derivative instruments	(19,471)	(12,057)	176
Other	4,680	1,199	(138)
Increase (Decrease) in liabilities:
Accounts payable	4,934	3,497	(2,068)
Payable to related parties and other payables	(3,020)	2,072	(2,890)
Other	-	521	(647)
Net cash provided by operating activities from continuing operations	79,902	40,451	22,030
Net cash (used in) provided by operating activities from discontinued operations	(8,645)	1,449	6,771
Total cash flows from operating activities	71,257	41,900	28,801
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($46,184, $30,290 and $11,210 in 2008, 2007 and 2006 for vessels in construction)	(135,876)	(166,568)	(42,482)
Purchase of Otto Candies companies and Ravenscroft and UP Offshore (Bahamas) companies, net of cash acquired	-	(13,772)	(59,014)
Proceeds from disposals of assets	-	18,447	2,630
Decrease (Increase) in funding collateral of forward freight agreements	54,020	(54,020)	-
Cash settlement paid on forward freight agreements	(5,408)	(6,082)	-
Decrease in loan to affiliate	-	-	11,391
Purchase of noncontrolling interest in UABL Limited	-	-	(6,225)
Other	556	-	(112)
Net cash (used in) investing activities from continuing operations	(86,708)	(221,995)	(93,812)
Net cash (used in) provided by investing activities from discontinued operations	(1,283)	21,347	(10,217)
Total cash flows used in investing activities	(87,991)	(200,648)	(104,029)
CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(17,795)	(6,881)	(7,178)
Early repayment of long-term financial debt	-	(25,300)	(25,899)
Net decrease in short-term financial debt	(15,000)	-	-
Decrease in restricted cash	-	-	3,273
Proceeds from shares public offering, net of issuance costs	-	91,094	125,186
Payment of redeemable preference shares of subsidiary	-	-	(4,303)
Proceeds from long-term financial debt	113,800	145,122	-
Funds used in repurchase of common shares	(19,488)	-	-
Redemption of noncontrolling interest	-	(88)	(2,600)
Other	(3,186)	(1,585)	(517)
Net cash provided by financing activities from continuing operations	58,331	202,362	87,962
Total cash flows from financing activities	58,331	202,362	87,962
Net increase in cash and cash equivalents	41,597	43,614	12,734
Cash and cash equivalents at the beginning of year (including $1,448, $218 and $14 related to discontinued operations)	$64,262	$20,648	$7,914
Cash and cash equivalents at the end of year (including $2,546, $1,448 and $218 related to discontinued operations)	$105,859	$64,262	$20,648

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

Subsequent to the IPO, an aggregate of 232,712 shares were sold by our Shareholders Inversiones Los Avellanos S.A., Hazels (Bahamas) Investment Inc. and Solimar Holdings Ltd. (collectively the "Original Shareholders") in connection with the underwriters' exercise of their over-allotment option.  The Company did not receive any proceeds from the sale of the over-allotment shares.

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

Revenues are earned under time charters, bareboat charters, consecutive voyage charters or affreightment / voyage contracts.  Revenue from time charters and bareboat charters is earned and recognized on a daily basis.  Revenue from affreightment / voyage contracts and consecutive voyage charters is recognized based upon the percentage of voyage completion.  A voyage in the River Business is deemed to commence upon the departure of the discharged barge of the previous voyage and is deemed to end upon the completion of discharge of the current voyage.  The percentage of voyage completion is based on the miles transited at the balance sheet date divided by the total miles expected for the voyage.  The position of the barge at the balance sheet date is determined by locating the position of the pushboat with the barge in tow through the use of a global positioning system ("GPS").

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

From time to time we provide ship salvage services under Lloyd's Standard Form of Salvage Agreement ("LOF"). The Company recognizes costs as incurred on these LOF services.  Revenue is recorded at the time the LOF settlement or arbitration award occurs.  In those cases where a minimum salvage remuneration is guaranteed or determined by contract then such minimum amount is recognized in revenue when services are rendered.

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

In 2007, the Company maintains restricted cash deposits with the counterparty to cover the initial and variation margins requirements under its forward freight agreements ("FFA").  At December 31, 2007 these deposits totaled $54,020, amount that was offset against the liability corresponding to the fair market value of the FFA amounting to $35,519.

g)             Accounts receivable

Substantially all of the Company's accounts receivable are due from international oil companies, international grainhouses and traders.  The Company performs ongoing credit evaluations of its trade customers and generally does not require collateral.  Expected credit losses are provided for in the consolidated financial statements for all expected uncollectible accounts.

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

From time to time, the Company acquires vessels which have already exceeded the Company's useful life policy, in which case the Company depreciates such vessels based on its best estimate of such vessel's remaining useful life, typically until the next survey or certification date.

At December 31, 2008 the estimated useful life of each of the Company's major categories of assets is as follows:

Useful life (in years)

Ocean-going vessels	24 to 27
PSVs	24
River barges and push boats	35
Furniture and equipment	5 to 10

However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, these regulations do not affect any of our vessels.

Considering the years of service, the condition and performance of its three Suezmax Oil/Bulk/Ore (OBOs), effective October 1, 2007 management' reviewed and extended their estimated useful lives from 24 to 27 years.  The impact of this change in estimate was as follows:

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

k)            Dry dock costs

The Company's vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations.  Costs incurred to drydock the vessel are deferred and amortized using the straight-line method over the period to the next drydock, generally 24 to 36 months.  Drydocking costs incurred are comprised of: painting the vessel's hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards.  The unamortized portion of dry dock costs for vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

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

o)             Goodwill

Goodwill is accounted for under the provisions of SFAS 142. Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired.  In accordance with SFAS 142, the Company performs an annual impairment test of goodwill and further periodic tests to the extent indicators of impairment develop between annual impairment tests.  The Company's impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit.  To determine the fair value of the reporting unit, the Company uses a discounted future cash flow ("DCF") approach that uses estimates for revenue, costs and appropriate discount rates, among others.  These various estimates are reviewed each time the Company tests goodwill for impairment and many are developed as part of the Company's routine business planning and forecasting process.  The Company believes its estimates and assumptions are reasonable; however, variations from those estimates could produce materially different results.

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

r)             Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income ("SFAS 130"), establishes standards for reporting comprehensive income (loss), which is defined as the change in equity arising from non-owner sources.  Comprehensive income (loss) is reflected in the consolidated statement of shareholders' equity.

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

Statement of Financial Accounting Standards No. 133 Accounting for Derivative Financial Instruments and Hedging Activities ("SFAS 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value.  The accounting for changes in the fair value (i.e., gains or losses) of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For derivative financial instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative financial instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the hedged transaction in the same period or periods during which the hedged transaction affects earnings.  The ineffective portion of a derivative's change in fair value is immediately recognized in income.

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

The following table sets forth the computation of basic and diluted net income per share attributable to Ultrapetrol (Bahamas) Limited.

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

u)             Stock compensation

Statement of Financial Accounting Standard No. 123 (revised 2004) Share-Based Payments ("SFAS 123(R)") requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statements of income based on their fair values.  The Company uses the Black-Scholes valuation model and straight-line amortization of compensation expense over the requisite service periods of the grants.

v)             Other operating income (expense)

For the three years ended December 31, 2008, this account includes:

	For the years ended December 31,
	2008	2007	2006

Gain on sale of vessels	$-	$10,282	$-
Claims against insurance companies (1)	4,334	603	-
Other	2,179	59	(198)
	$6,513	$10,944	$(198)

1.	Corresponds to loss of hire insurance claims.

w)             Income taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standard No. 109 Accounting for Income Taxes ("SFAS 109") and Financial Interpretation No. 48 Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 was adopted on January 1, 2007 with no material impact to the Company's consolidated financial position or its results of operations.

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

Ultrapetrol's pre-tax income for the three years ended December 31, 2008 was taxed in foreign jurisdictions (principally Chile, Brazil, Argentina and Paraguay).

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

x)             New accounting pronouncements not yet adopted

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

In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, deferring the effective date of SFAS No. 157 for one year for nonfinancial assets and liabilities, except those that are recognized or disclosed in the financial statements at least annually.  The Company is evaluating the impact, if any, the adoption would have on the Company's consolidated financial position or its results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133" ("SFAS 161").  SFAS 161 requires qualitative disclosures about an entity's objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows.  SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early adoption encouraged.  The Company has not yet determined what impact, if any, the adoption of SFAS 161 will have on its consolidated financial position or results of operations.

y)             New accounting principle retrospectively adopted

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51 ("SFAS 160"), which was codified in FASB ASC Topic 810, Consolidation. SFAS 160 is to be applied prospectively as of the beginning of the fiscal year in which the statement is initially adopted, which is the Company's fiscal year ending December 31, 2009, except for the presentation and disclosure requirements which are to be applied retrospectively for all periods presented.  Accordingly, the financial statements have been restated to reclassify the noncontrolling interest to equity, consolidated net income has been adjusted to include the net income attributed to the noncontrolling interest, and consolidated comprehensive income has been adjusted to include the comprehensive income attributed to the noncontrolling interest.

The Company has evaluated subsequent events through March 17, 2009, except for the effects of the revision of the financial statements to reflect implementation of ASC Topic 810, which have been evaluated through November 25, 2009.

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

9% First Preferred Ship Mortgage Notes due 2014

On November 24, 2004, the Company completed a debt offering of $180,000 of 9% First Preferred Ship Mortgage Notes due 2014 (the "2014 Senior Notes"), through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S (the "Offering").  The net proceeds of the Offering were used to repay the 2008 Senior Notes, certain other existing credit facilities and to fund some vessel acquisitions.

Interest on the 2014 Senior Notes is payable semi-annually on May 24 and November 24 of each year.  The 2014 Senior Notes are senior obligations guaranteed by the majority of the Company's subsidiaries directly involved in our Ocean and River Business.  The Notes are secured by first preferred ship mortgages on 15 vessels (both ocean going and pushboats), 2 oceangoing barges and 279 river barges.

The 2014 Senior Notes are subject to certain covenants, including, among others, limiting the parent's and guarantor subsidiaries' ability to incur additional indebtedness or issue preferred stock, pay dividends to stockholders, incur liens or execute sale leasebacks of certain principal assets and certain restrictions on the Company consolidating with or merging into any other person.

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

All of these loans are secured by a first priority mortgage on the UP Safira, UP Esmeralda, UP Topazio, UP Agua Marinha and UP Diamante and are jointly and severally irrevocable and unconditionally guaranteed by Packet, Padow, UP Offshore Apoio, Topazio Shipping LLC and Ultrapetrol (Bahamas) Limited.  The loans also contain customary covenants that limit, among other things, the Borrowers' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.  The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loans be immediately repaid in full.  Further, the loan agreements require until 2009 that the PSVs pledged as security have an aggregate market value of at least 117.6% of the value of the loan amounts and at all times thereafter an aggregate market value of at least 133.3% of the value of the loans.

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

The loan is secured by a mortgage on the Princess Marisol and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Limited and Angus Shipping LLC.  The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.  The loan contains various restrictive covenants including interest coverage, financial debt to shareholders' equity and financial debt to EBITDA ratios, as well as customary events of default.

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

Loan with International Finance Corporation ("IFC")

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

The loan is secured by a mortgage on part of our River Business fleet.  The loan contains various restrictive covenants, among others, that limit the Borrower's ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel.

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

The loan is secured by a mortgage on part of our River Business fleet.  The loan contains various restrictive covenants, among others, that limit the each Borrower's ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel.

Loan with OPEC FUND FOR INTERNATIONAL DEVELOPMENT ("OFID")

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

The loan is secured by a mortgage on a portion of our River Business fleet.  The loan contains various restrictive covenants, among others, that limit the Borrower's ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel.

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

7.            FINANCIAL INSTRUMENTS

On September 16, 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.  The Company adopted SFAS No. 157 effective January 1, 2008, with no material impact on the Company's consolidated financial position or its results of operations.

On October 10, 2008, the FASB issued FASB Staff Position No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active and illustrates key considerations in determining the fair value of a financial asset when the market for the financial asset is not active. FSP 157-3 had no impact on the Company's consolidated financial position or its results of operations.

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

The Company's assets and liabilities as of December 31, 2008 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

FFA	$-	$65,743	$-
Forward fuel purchases	$-	$(490)	$-
Forward currency exchange contracts	$-	$2,398	$-

The estimated fair value of the Company's other financial assets and liabilities were as follows:

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

FFA

Through 2007 the Company employed its Capesize OBO Fleet in the carriage of dry bulk cargos under time charter contracts. Under these time charter contracts the Company received for each day in the period of the fixed time charter contracts a fixed daily rate for the use of the vessel. During this time of fixed time charter rates obtained by the Company's Capesize OBO Fleet, the Company entered into freight forward agreements (FFA), which met the definition of a derivative, on a speculative basis that extended from July 1, 2007 to March 31, 2008 to take advantage of short term fluctuations in the market. The Company already had in place fixed rate time charter contracts for its Capesize OBO Fleet that extended through March 2008 (e.g. the revenues of the fleet were fixed until March 2008), so there was no cash flow risk until the period from April, 2008 forward.

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

FFA representing positions from January 2008 to March 2008 and FFA which were settled between July 2007 and December 2007 were not designated as hedges for accounting purposes.  In connection with these agreements the Company recorded an aggregate net unrealized loss of $11,719 and a realized loss of $6,082 for the year ended December 31, 2007, which is reflected in the Company's statement of income as Other income (expenses) - Gain (losses) on derivatives, net.

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

As of December 31, 2008 and 2007, the fair market value of the Company's forward fuel purchases is a net unrealized loss of $490 and a net unrealized income of $107, respectively reflected in other comprehensive income (loss) since the Company had designated these contracts as cash flow hedges.

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

During the year ended December 31, 2008, the Company recognized a realized income of $556 and an unrealized income of $2,398, which are reflected in the Company's statement of income as Other income (expense) – Gain (losses) on derivatives, net and received cash settlements of $556.

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

On June 26, 2008, the judge ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships ("RIBB" for its Spanish acronym). UABL International S.A. challenged the judge's decision, which is under revision by a higher court.

According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since no significant assets of UABL International S.A. are registered in the RIBB.

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

c)             Brazilian customs dispute

Our Brazilian subsidiary UP Offshore Apoio Maritimo Ltda. ("UP Apoio") was involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by our PSV UP Diamante in October 2007.  The Customs Authority claimed that when the UP Diamante docked alongside the CSO Deep Blue (a vessel not owned by us) to transfer certain equipment as part of its employment instructions under its charter with Petróleo Brasileiro S.A. ("Petrobras"), the UP Diamante allegedly did not comply with certain regulations applicable to the docking of vessels when one of them is destined for a foreign country.  As a result, the Brazilian Customs Tax Authority commenced an administrative proceeding of which UP Apoio was notified in November 24, 2007, and sought to impose the maximum customs penalty, which corresponded to the confiscation ("perdimento") of the vessel UP Diamante in favor of the Brazilian Federal Government.

On December 21, 2007, UP Apoio filed an administrative defense.  On September 25, 2008 the Customs proceedings, in which Brazilian Customs Tax Authorities were imposing a confiscation penalty ("perdimento") of the UP Diamante, were successfully concluded when a final decision was issued by local Tax Authorities determining the cancellation of the tax assessment brought up against UP Apoio. Therefore, the tax assessment was extinguished with no liability to UP Apoio, and the UP Diamante is released of any kind of legal or customs restrictions.

d)             Lease obligations

The Company and its subsidiaries lease buildings and operating equipment under various operating leases, which expire from 2009 to 2016 and which generally have renewal options at similar terms. Rental expense under continuing obligations for the three years ended December 31, 2008 was $833, $687 and $475, respectively. At December 31, 2008, obligations under the companies' operating leases with initial or remaining noncancellable lease terms longer than one year were as follows:

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

In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The Companies' tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

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

At December 31, 2008, Argentinean subsidiaries had a consolidated credit related to TOMPI of $2,038 that expires from 2010 through 2018.  At December 31, 2008, Argentinian subsidiaries had accumulated benefit from tax loss carryforwards ("NOLs") for a consolidated total of $1,674 that expire from 2012 through 2013.

At December 31, 2008, the Brazilian subsidiaries had benefit from NOLs for a consolidated total of $236 that do not expire but the usage is limited to 30% of the taxable income in any year.

The Company believes it is more likely than not that the Company's NOLs and TOMPI credit will be utilized through the turnaround of existing temporary differences, future taxable income, tax strategies or a combination thereof.

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

(1)           Sale and repurchase of vessel Princess Marina

In 2003, the Company entered into certain transactions to sell, and repurchase, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina.  In September 2007, the vessel Princess Marina was re-delivered to the Company and sold to a third party as further described in Note 5.  The transaction was recognized in the Company's statements of income as a lease.

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

In 2008, 2007 and 2006 UABL Paraguay paid to OTS S.A. $806, $700 and $646, respectively, for this operation.

12.          SHARE CAPITAL

Common shares and shareholders

On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the "Original Shareholders") signed a second amended and restated shareholders agreement.  The shares held directly by our Original Shareholders expressly are entitled to seven votes per share and all other holders of our common stock are entitled to one vote per share.  The special voting rights of the Original Shareholders are not transferable.

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008.  The expiration date and/or amount of the share repurchase program can be extended or amended at the discretion of the Board of Directors.  Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions.  Subsequent to December 31, 2008 the Board of Directors extended the program until March 31, 2009, retaining the original cumulative dollar limit.

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

14.          BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business.  All of the Company's operations in the Passenger Business were excluded from segment disclosures due to the reclassification of those operations to discontinued operations (see Note 16).  The accounting policies of the reportable segments are the same as those for the consolidated financial statements (Note 2).  The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

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

All of the Company's operating revenues were derived from its foreign operations.  The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the years ended December 31,
	2008	2007	2006
Revenues (1)

− South America	$152,855	$115,000	$87,573
− Europe	111,108	75,181	48,697
− Asia	34,507	639	6,568
− Other	5,105	2,987	1,777
	$303,575	$193,807	$144,615

(1)	Classified by country of domicile of charterers.

The Company's vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world.  In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate.  Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

The following represents the Company's vessels and equipment based upon the assets physical location as of the end of each applicable period presented:

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

The following schedule presents segment information about the Company's operations for the year ended December 31, 2008:

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

The following schedule presents segment information about the Company's operations for the year ended December 31, 2007:

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

In 2008 revenues from one customer of Ultrapetrol Ocean Business represented $38,600 or 13% of the Company's consolidated revenues, revenues from one customer of Ultrapetrol River Business represented $37,900 or 12% of the Company's consolidated revenues and revenues from one customer of the Ultrapetrol Ocean and Offshore Supply Business represented $38,400 or 13% of the Company's consolidated revenues.

In 2007 revenues from one customer of Ultrapetrol Ocean Business represented $41,500 or 21% of the Company's consolidated revenues, revenues from one customer of Ultrapetrol River Business represented $32,900 or 17% of the Company's consolidated revenues.

In 2006 revenues from one customer of Ultrapetrol River Business represented $23,700, or 16% of the Company's consolidated revenues, and revenues from one customer of Ultrapetrol Ocean Business represented $19,200, or 13% of the Company's consolidated revenues.

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

In connection with these agreements, the Company awarded a total of 310,000 shares of restricted common stock at no cost to two companies, one of which is controlled by our chief executive officer and the other by our executive vice president.  These shares are non-transferable until they vest, which occurs ratably over a three year period.  During the vesting period, the shares have voting rights and cash dividends will be paid if declared.  The fair market value of the Company's shares on the grant date was $11.00.  Accordingly, $3.410 is being amortized as compensation expense over the vesting period of three years, using the straight-line method.

On December 5, 2006, the Company granted a total of 36,952 shares of restricted common stock at no cost to its non-employee directors.  These shares are non-transferable until they vest, which occurs ratably over a three year period.  During the vesting period, the shares have voting rights and cash dividends will be paid if declared.  The fair market value of the Company's shares on the grant date was $12.99.  Accordingly, $480 is being amortized as compensation expense over the vesting period of three years, using the straight-line method.

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

17.           SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180 million 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by the majority of the Company's subsidiaries directly involved in our Ocean and River Business.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINED BALANCE SHEET

AT DECEMBER 31, 2008

(stated in thousands of U.S. dollars)

	Restated – Note 2.y
	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$180,520	$59,109	$9,009	$(248,275)	$363
Other current assets	78,608	85,461	43,480	-	207,549
Total current assets	259,128	144,570	52,489	(248,275)	207,912

Noncurrent assets
Vessels and equipment, net	-	173,496	380,321	(1,134)	552,683
Investment in affiliates	299,191	-	1,815	(299,191)	1,815
Other noncurrent assets	5,809	31,067	25,773	-	62,649
Total noncurrent assets	305,000	204,563	407,909	(300,325)	617,147
Total assets	$564,128	$349,133	$460,398	$(548,600)	$825,059

Current liabilities
Payables to related parties	$-	$125,460	$122,830	$(248,275)	$15
Current portion of long-term financial debt	10,000	-	33,421	-	43,421
Other current liabilities	2,239	11,155	15,336	-	28,730
Total current liabilities	12,239	136,615	171,587	(248,275)	72,166

Noncurrent liabilities
Long-term financial debt net of current portion	180,000	40,000	149,519	-	369,519
Other noncurrent liabilities	-	745	5,770	-	6,515
Total noncurrent liabilities	180,000	40,745	155,289	-	376,034
Total liabilities	192,239	177,360	326,876	(248,275)	448,200

Equity of Ultrapetrol (Bahamas) Limited	371,889	171,773	133,522	(305,295)	371,889
Noncontrolling interest	-	-	-	4,970	4,970
Total equity	371,889	171,773	133,522	(300,325)	376,859
Total liabilities and equity	$564,128	$349,133	$460,398	$(548,600)	$825,059

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINED BALANCE SHEET

AT DECEMBER 31, 2007

(stated in thousands of U.S. dollars)

	Restated – Note 2.y
	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$290,349	$116,818	$14,166	$(418,529)	$2,804
Other current assets	30,714	24,251	47,472	-	102,437
Total current assets	321,063	141,069	61,638	(418,529)	105,241

Noncurrent assets
Vessels and equipment, net	-	139,938	313,784	(1,178)	452,544
Investment in affiliates	134,061	-	2,257	(134,061)	2,257
Other noncurrent assets	6,638	25,402	30,078	-	62,118
Total noncurrent assets	140,699	165,340	346,119	(135,239)	516,919
Total assets	$461,762	$306,409	$407,757	$(553,768)	$622,160

Current liabilities
Payables to related parties	$1,097	$270,215	$147,935	$(418,529)	$718
Current portion of long-term financial debt	4,688	-	13,107	-	17,795
Other current liabilities	2,522	8,264	11,174	-	21,960
Total current liabilities	8,307	278,479	172,216	(418,529)	40,473

Noncurrent liabilities
Long-term financial debt net of current portion	200,313	-	113,827	-	314,140
Other noncurrent liabilities	-	562	10,101	-	10,663
Total noncurrent liabilities	200,313	562	123,928	-	324,803
Total liabilities	208,620	279,041	296,144	(418,529)	365,276

Equity of Ultrapetrol (Bahamas) Limited	253,142	27,368	111,613	(138,981)	253,142
Noncontrolling interest	-	-	-	3,742	3,742
Total equity	253,142	27,368	111,613	(135,239)	256,884
Total liabilities and equity	$461,762	$306,409	$407,757	$(553,768)	$622,160

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

(stated in thousands of U.S. dollars)

	Restated – Note 2.y
	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$184,048	$119,984	$(457)	$303,575

Operating expenses	(9,494)	(112,460)	(99,423)	398	(220,979)
Operating profit (loss)	(9,494)	71,588	20,561	(59)	82,596

Investment in affiliates	59,645 (1)	-	(442)	(59,645)	(442)
Other income (expenses)	(2,628)	(13,324)	(5,176)	-	(21,128)
Income before income tax	47,523	58,264	14,943	(59,704)	61,026

Income taxes	-	646	3,527	-	4,173
Income from continuing operations	47,523	58,910	18,470	(59,704)	65,199

Loss from discontinued operations	-	-	(16,448)	-	(16,448)
Net income	47,523	58,910	2,022	(59,704)	48,751
Net income attributable to noncontrolling interest	-	-	-	1,228	1,228
Net income attributable to Ultrapetrol (Bahamas) Limited	$47,523	$58,910	$2,022	$(60,932)	$47,523

(1)	Includes a loss of $16,448 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

(stated in thousands of U.S. dollars)

	Restated – Note 2.y
	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$92,932	$105,653	$(4,778)	$193,807

Operating expenses	(7,763)	(73,386)	(67,757)	4,720	(144,186)
Operating profit (loss)	(7,763)	19,546	37,896	(58)	49,621

Investment in affiliates	12,558 (1)	-	(28)	(12,558)	(28)
Other income (expenses)	(354)	(32,301)	(3,009)	-	(35,664)
Income before income tax	4,441	(12,755)	34,859	(12,616)	13,929

Income taxes	-	(44)	(4,788)	-	(4,832)
Income (loss) from continuing operations	4,441	(12,799)	30,071	(12,616)	9,097

Loss from discontinued operations	-	-	(3,917)	-	(3,917)
Net income	4,441	(12,799)	26,154	(12,616)	5,180
Net income attributable to noncontrolling interest	-	-	-	739	739
Net income attributable to Ultrapetrol (Bahamas) Limited	$4,441	$(12,799)	$26,154	$(13,355)	$4,441

(1) Includes a loss of $ 3,917 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

(stated in thousands of U.S. dollars)

Restated – Note 2.y
	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$65,972	$97,599	$(18,956)	$144,615

Operating expenses	(2,974)	(55,174)	(78,314)	18,898	(117,564)
Operating profit (loss)	(2,974)	10,798	19,285	(58)	27,051

Investment in affiliates	11,857 (1)	-	588	(11,857)	588
Other income (expenses)	1,643	(15,441)	(4,942)	-	(18,740)
Income before income tax	10,526	(4,643)	14,931	(11,915)	8,899

Income taxes	-	(713)	(1,388)	-	(2,101)
Income (loss) from continuing operations	10,526	(5,356)	13,543	(11,915)	6,798

Income from discontinued operations	-	5,647	-	-	5,647
Net income	10,526	291	13,543	(11,915)	12,445
Net income attributable to noncontrolling interest	-	-	-	1,919	1,919
Net income attributable to Ultrapetrol (Bahamas) Limited	10,526	291	13,543	$(13,834)	$10,526
(1)	Includes a gain of $5,647 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2008

(stated in thousands of U.S. dollars)

	Restated-Note 2.y
	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income	$48,751	$58,910	$3,250	$(62,160)	$48,751
Loss from discontinued operations	-	-	16,448	-	16,448
Adjustments to reconcile net income to net cash (used in) provided by operating activities from continuing operations	(55,251)	(23,973)	31,767	62,160	14,703
Net cash (used in) provided by operating activities from continuing operations	(6,500)	34,937	51,465	-	79,902
Net cash (used in) provided by operating activities from discontinued operations	-	-	(8,645)	-	(8,645)
Net cash (used in) provided by operating activities	(6,500)	34,937	42,820	-	71,257

Intercompany sources	22,795	(72,033)	1,097	48,141	-
Non-subsidiary sources	-	5,173	(91,881)	-	(86,708)
Net cash provided by (used in) investing activities from continuing operations	22,795	(66,860)	(90,784)	48,141	(86,708)
Net cash provided by (used in) investing activities from discontinued operations	-	-	(1,283)	-	(1,283)
Net cash provided by (used in) investing activities	22,795	(66,860)	(92,067)	48,141	(87,991)

Intercompany sources	75,458	-	(27,317)	(48,141)	-
Non-subsidiary sources	(44,849)	39,381	63,799	-	58,331
Net cash (used in) provided by financing activities from continuing operations	30,609	39,381	36,482	(48,141)	58,331
Net increase (decrease) in cash and cash equivalents	$46,904	$7,458	$(12,765)	$-	$41,597

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2007

(stated in thousands of U.S. dollars)

	Restated - Note 2.y
	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income	$5,180	$(12,799)	$26,893	$(14,094)	$5,180
Loss from discontinued operations	-	-	3,917	-	3,917
Adjustments to reconcile net income to net cash (used in) provided by operating activities from continuing operations	(12,613)	27,929	1,944	14,094	31,354
Net cash (used in) provided by operating activities from continuing operations	(7,433)	15,130	32,754	-	40,451
Net cash (used in) provided by operating activities from discontinued operations	-	-	1,449	-	1,449
Net cash (used in) provided by operating activities	(7,433)	15,130	34,203	-	41,900

Intercompany sources	(92,316)	(90,203)	-	182,519	-
Non-subsidiary sources	-	(24,497)	(197,498)	-	(221,995)
Net cash provided by (used in) investing activities from continuing operations	(92,316)	(114,700)	(197,498)	182,519	(221,995)
Net cash provided by (used in) investing activities from discontinued operations	-	-	21,347	-	21,347
Net cash (used in) provided by investing activities	(92,316)	(114,700)	(176,151)	182,519	(200,648)

Intercompany sources	-	103,313	79,206	(182,519)	-
Non-subsidiary sources	115,287	-	87,075	-	202,362
Net cash provided by (used in) financing activities from continuing operations	115,287	103,313	166,281	(182,519)	202,362
Net increase (decrease) in cash and cash equivalents	$15,538	$3,743	$24,333	$-	$43,614

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2006

(stated in thousands of U.S. dollars)

	Restated - Note 2.y
	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income	$12,445	$291	$15,462	$(15,753)	$12,445
Income from discontinued operations	-	(5,647)	-	-	(5,647)
Adjustments to reconcile net income to net cash (used in) provided by operating activities from continuing operations	(10,652)	18,397	(8,266)	15,753	15,232
Net cash (used in) provided by operating activities from continuing operations	1,793	13,041	7,196	-	22,030
Net cash (used in) provided by operating activities from discontinued operations	-	6,771	-	-	6,771
Net cash (used in) provided by operating activities	1,793	19,812	7,196	-	28,801
Intercompany sources	(58,516)	(22,035)	2,000	78,551	-
Non-subsidiary sources	(53,848)	(7,294)	(32,670)	-	(93,812)
Net cash provided by (used in) investing activities from continuing operations	(112,364)	(29,329)	(30,670)	78,551	(93,812)
Net cash provided by (used in) investing activities from discontinued operations	-	(10,217)	-	-	(10,217)
Net cash provided by (used in) investing activities	(112,364)	(39,546)	(30,670)	78,551	(104,029)

Intercompany sources	(2,000)	17,900	62,651	(78,551)	-
Non-subsidiary sources	125,129	-	(37,167)	-	87,962
Net cash provided by (used in) financing activities from continuing operations	123,129	17,900	25,484	(78,551)	87,962
Net increase (decrease) in cash and cash equivalents	$12,558	$(1,834)	$2,010	$-	$12,734

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:

We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in note 2.y) to the consolidated financial statements, the Company has restated the previously issued 2008, 2007 and 2006 consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Ultrapetrol (Bahamas) Limited's internal control over financial reporting at December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2009 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 17, 2009, except for note 2.y) as to which the
date is November 25, 2009

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

EZEQUIEL A. CALCIATI
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:

We have audited Ultrapetrol (Bahamas) Limited's internal control over financial reporting at December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ultrapetrol (Bahamas) Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting".  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Ultrapetrol (Bahamas) Limited and its subsidiaries at December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008 of Ultrapetrol (Bahamas) Limited and its subsidiaries and our report dated March 17, 2009, except for Note 2.y), as to which the date is November 25, 2009, expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 17, 2009

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

EZEQUIEL A. CALCIATI
Partner

Item 19 – EXHIBIT INDEX

Exhibit Number	Description

1.1	Fifth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited.*
1.2	Second Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited**
1.3	Articles of Incorporation (English translation) and By-laws of Baldwin Maritime Inc.***
1.4	Articles of Incorporation (English translation) and By-laws of Bayham Investments S.A.***
1.5	Articles of Incorporation (English translation) and By-laws of Cavalier Shipping Inc.***
1.6	Bylaws (English translation) of Corporacion De Navegacion Mundial S.A.***
1.7	Articles of Incorporation (English translation) and By-laws of Danube Maritime Inc.***
1.8	Articles of Incorporation and By-laws of General Ventures Inc.***
1.9	Articles of Incorporation (English translation) and By-laws of Imperial Maritime Ltd. (Bahamas) Inc.***
1.10	Articles of Incorporation (English translation) and By-laws of Kattegat Shipping Inc.***
1.11	Memorandum of Association and Articles of Association of Kingly Shipping Ltd.***
1.12	Memorandum of Association and Articles of Association of Majestic Maritime Ltd.**
1.13	Articles of Incorporation and Bylaws of Massena Port S.A. (English translation)***
1.14	Memorandum of Association and Articles of Association of Monarch Shipping Ltd.***
1.15	Memorandum of Association and Articles of Association of Noble Shipping Ltd.***
1.16	Articles of Incorporation (English translation) and Bylaws (English translation) of Oceanpar S.A.***
1.17	Articles of Incorporation (English translation) and By-laws of Oceanview Maritime Inc.***
1.18	Articles of Incorporation and Bylaws of Parfina S.A. (English translation)***
1.19	Articles of Incorporation (English translation) and By-laws of Parkwood Commercial Corp.***
1.20	Articles of Incorporation (English translation) and By-laws of Princely International Finance Corp.***
1.21	Memorandum of Association (English translation) and Articles of Association of Regal International Investments S.A.***
1.22	Articles of Incorporation (English translation) and By-laws of Riverview Commercial Corp.***
1.23	Memorandum of Association and Articles of Association of Sovereign Maritime Ltd.***
1.24	Articles of Incorporation (English translation) and By-laws of Stanmore Shipping Inc.***
1.25	Articles of Incorporation (English translation) and By-laws of Tipton Marine Inc.***
1.26	Articles of Incorporation (English translation) and By-laws of Ultrapetrol International S.A.***

A-1

1.27	Articles of Incorporation and Bylaws of Ultrapetrol S.A. (English translation)***
1.28	Memorandum of Association and Articles of Association of UP Offshore (Holdings) Ltd.***
2.1	Form of Global Exchange Notes (attached as Exhibit A to Exhibit 4.3).***
2.2	Registration Rights Agreement dated November 10, 2004.***
2.3	Indenture dated November 24, 2004.***
2.4	Form of Subsidiary Guarantee (attached as Exhibit F to Exhibit 10.4).***
4.1	Stock Purchase Agreement dated March 21, 2006 by and between Ultrapetrol (Bahamas) Limited and LAIF XI, LTD****
4.2	Stock Purchase Agreement dated March 20, 2006 by and among Ultrapetrol (Bahamas) Limited, Crosstrade Maritime Inc, and Crosstrees Maritime Inc.****
7	Statement of Ratio of Earning to Fixed Charges+
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer

____________________

*	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed April 18, 2007 (Reg. No. 333-141485).

**	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed September 26, 2006 (Reg. No. 333-132856).

***	Incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol (Bahamas) Limited filed January 24, 2005 (Reg. No. 333-122254).

****	Incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856).

+	Incorporated by reference to the Company's Form 20-F filed March 17, 2009.

A-2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ULTRAPETROL (BAHAMAS) LIMITED

By:           /s/ Felipe Menendez Ross
Name:      Felipe Menendez Ross
Title:        Chief Executive Officer, President and Director

November 25, 2009

SK 02351 0010 1050547