Form 20-F
period 2009-12-31
ULTRAPETROL BAHAMAS LTD
filed 2010-03-30
CIK 1062781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: N/A

Commission file number 001-33068

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
P.O. Box SS-19084, Nassau, Bahamas.
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange where registered
Common Shares, $0.01 par value	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  9% First Preferred Ship Mortgage Notes due 2014

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, $0.01 par value	29,943,653 Shares Outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [_]	No [X]
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [_]	No [X]

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [_]	No [_]

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer  [_]    Accelerated filer [X]        Non-accelerated filer [_]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing.

[X] U.S. GAAP	[_] International Financial Reporting Standards as issued by the International Accounting Standards Board
[_] Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 [_]   Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [_]    No [X]

.INDEX TO REPORT ON FORM 20-F

i

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties that are described more fully in this report in the section titled "Risk Factors" in Item 3.D of this report. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	future operating or financial results;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand;

•	our ability to obtain additional financing;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

•	our dependence upon the abilities and efforts of our management team;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•	the highly competitive nature of the ocean-going transportation industry;

•	the loss of one or more key customers;

•	fluctuations in foreign exchange rates;

•	failure to pay resulting in default by one or more of our counterparts in Forward Freight Agreements ("FFAs"), fuel swaps, or other derivatives;

ii

•	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs;

•	potential liability from future litigation; and

•	other factors discussed in the section titled "Risk Factors" in Item 3.D of this report.

iii

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 – KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited (the "Company") is for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 and has been derived from the Company's Financial Statements. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

		Year Ended December 31,
	2009	2008	2007	2006	2005
		(Dollars in thousands)
Statement of Operations Data:
Revenues	$220,529	$303,575	$193,807	$144,615	$110,952
Operating expenses(1)	(140,607)	(164,476)	(104,507)	(78,236)	(63,735)
Depreciation and amortization	(41,752)	(38,620)	(30,268)	(24,714)	(20,229)
Loss on write- down of vessels	(25,000)	--	--	--	--
Administrative and commercial expenses	(25,065)	(24,396)	(20,355)	(14,416)	(8,852)
Other operating income (expenses)	2,844	6,513	10,944	(198)	22,021
Operating (loss) profit	(9,051)	82,596	49,621	27,051	40,157

Financial expense and other financial expenses	(23,237)	(30,542)	(20,440)	(18,921)	(17,494)
Financial loss on extinguishment of debt	--	--	--	(1,411)	--
Financial income	340	1,156	2,916	733	1,152
Gains (losses) on derivatives, net	241	8,816	(17,801)	--	--
Investment in affiliates	(28)	(442)	(28)	588	(497)
Other, net	(707)	(558)	(339)	859	384

(Loss) Income from continuing operations before income tax	(32,442)	61,026	13,929	8,899	23,702
Income taxes (expenses) benefit	(5,355)	4,173	(4,832)	(2,101)	(786)

(Loss) Income from continuing operations	$(37,797)	$65,199	$9,097	$6,798	$22,916
(Loss) Income from discontinued operations (2)	$(2,131)	$(16,448)	$(3,917)	$5,647	$1,449
Net (Loss) Income	$(39,928)	$48,751	$5,180	$12,445	$24,365

Net (Loss) Income attributable to non-controlling interest	(90)	1,228	739	1,919	9,797

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)

Net (Loss) Income attributable to Ultrapetrol (Bahamas) Limited	(39,838)	47,523	4,441	10,526	14,568
Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) Income from continuing operations	(37,707)	63,971	8,358	4,879	13,119
(Loss) Income from discontinued operations	(2,131)	(16,448)	(3,917)	5,647	1,449
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(39,838)	47,523	4,441	10,526	14,568
Basic income (loss) per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$(1.28)	$1.99	$0.26	$0.27	$0.85
From discontinued operations	$(0.07)	$(0.51)	$(0.12)	$0.32	$0.09
	$(1.35)	$1.48	$0.14	$0.59	$0.94
Diluted income (loss) per share of Ultrapetrol (Bahamas) Limited
From continuing operations	$(1.28)	$1.99	$0.26	$0.27	$0.85
From discontinued operations	$(0.07)	$(0.51)	$(0.12)	$0.31	$0.09
	$(1.35)	$1.48	$0.14	$0.58	$0.94
Basic weighted average number of shares	29,426,429	32,114,199	31,596,346	17,965,753	15,500,000
Diluted weighted average number of shares	29,426,429	32,213,741	31,923,350	18,079,091	15,500,000

Balance Sheet Data (end of period):
Cash and cash equivalents	$53,201	$105,859	$64,262	$20,648	$7,914
Restricted cash	1,658	2,478	--	--	3,638
Working capital (3)	68,352	135,746	64,768	31,999	26,723
Vessels and equipment, net	571,478	552,683	452,544	299,600	154,769
Total assets	732,934	825,059	622,160	426,379	278,282
Total debt (4)	407,539	415,507	334,514	220,685	211,275
Ultrapetrol (Bahamas) Limited stockholders' equity	283,703	371,889	253,142	179,429	43,474
Non-controlling interest	4,880	4,970	3,742	3,091	7,377
Total equity	288,583	376,859	256,884	182,520	50,851

Statement of Cash Flow Data:
Total cash flows provided by operating activities	38,716	71,257	41,900	28,801	16,671
Total cash flows used in investing activities	(83,598)	(87,991)	(200,648)	(104,029)	(26,725)
Total cash flows (used in) provided by financing activities	(7,776)	58,331	202,362	87,962	6,366
Consolidated EBITDA as defined in the Notes due 2014 (5)	$56,445	$116,859	$64,968	$62,417	$55,828
Adjusted Consolidated EBITDA (5)	$57,129	$116,859	$64,968	$62,417	$55,828

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

(2)	Net of income tax effect.

(3)	Current assets less current liabilities.

(4)	Includes accrued interest.

(5)	The following table reconciles our EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA to our cash flows from operating activities:

		Year Ended December 31,

	2009	2008	2007	2006	2005
		(Dollars in thousands)

Net cash provided by operating activities from continuing operations	$38,679	$79,902	$40,451	$22,030	$16,112
Net cash provided by (used in) operating activities from discontinued operations	37	(8,645)	1,449	6,771	559
Total cash flows from operating activities	38,716	71,257	41,900	28,801	16,671
Plus
Adjustments from continuing operations
Increase / Decrease in operating assets and liabilities	(14,052)	15,415	6,354	7,162	(1,973)
Expenditure for dry docking	5,242	3,105	2,724	4,678	8,427
Income taxes	5,355	(4,173)	4,832	2,101	786
Financial expenses	24,248	25,128	20,440	18,921	17,494
Gains (losses) on derivatives, net	241	8,816	(17,801)	--	--
Gain on disposal of assets	1,415	--	10,282	630	21,867
Premium paid on redemption of preferred shares	--	--	--	914	--
Adjustment attributable to UP Offshore declassification (1)	(684)	--	--	--	--
Net Loss (Income) attributable to noncontrolling interest	90	(1,228)	(739)	(1,919)	(9,797)
Other adjustments	(2,570)	(3,419)	(2,645)	(1,577)	(1,288)

Adjustments from discontinued operations
Increase / Decrease in operating assets and liabilities	(1,566)	1,457	(2,114)	2,344	1,994
Expenditure for dry docking	--	289	2,124	158	--
Income taxes	--	--	54	100	--
Financial expenses	10	212	(262)	104	1,647
(Gain) on disposal of assets	--	--	(181)	--	--
Other adjustments	--	--	--	--	--

EBITDA as defined in the Notes due 2014 from continuing operations	$57,964	$123,546	$63,898	$52,940	$51,628
EBITDA as defined in the Notes due 2014 from discontinued operations	$(1,519)	$(6,687)	$1,070	$9,477	$4,200
Consolidated EBITDA as defined in the Notes due 2014	$56,445	$116,859	$64,968	$62,417	$55,828

Plus
Adjustment attributable to UP Offshore declassification (1)	$684	$--	$--	$--	$--
Adjusted Consolidated EBITDA	$57,129	$116,859	$64,968	$62,417	$55,828

(1)	As of September 30, 2009, our Board declassified UP Offshore Bahamas as a restricted subsidiary under the terms of the Indenture

The use of the terms "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the US Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "EBITDA as defined in the Notes due 2014" and "Adjusted Consolidated EBITDA" rather than EBITDA.

EBITDA as defined in the Notes due 2014 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-downs of vessels). The calculation of EBITDA as defined in the Notes due 2014 excludes from all items those amounts corresponding to unrestricted subsidiaries under the Indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014 (the "Indenture") from the time of designation as such. We have provided EBITDA as defined in the Notes due 2014 in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. Adjusted Consolidated EBITDA in this filing represents EBITDA as defined in the Notes due 2014 plus EBITDA corresponding to unrestricted subsidiaries designated as such under the terms of the Indenture. We do not intend for EBITDA as defined in the Notes due 2014 nor Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA are available for management's discretionary use. Both EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect changes in, or cash requirements for, our working capital needs,

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not include income taxes, which are a necessary and ongoing cost of our operations,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not, therefore, reflect any cash requirements for such replacements; and

•	EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

B.           CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.           REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.           RISK FACTORS

Please note:  In this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

Risks Relating to Our Industry

The oceangoing cargo transportation industry is cyclical by nature.  This cyclical nature may lead to market volatility, resulting in significant variations on the results obtained from vessels' operations.

The point of the cycle in which the market is will vary depending on the type of vessel that is being considered. As a reference the following are the graphs of the spot market earnings for the most relevant ship types for the past three years:

1.	Capesize 4 TC Routes Index

2.	Baltic Clean Tanker Index and MR Tankers

Source: Baltic Exchange

The charter rates earned by our dry bulk vessels will depend in part upon the state of the market at the time we seek to charter them. We can neither control the forces driving the supply and demand for these vessels or for the goods that they carry nor predict the state of the market on any future date. If the market is in a period of weakness when our vessels' charters expire or are about to expire, we may be forced to re-charter our vessels at lower rates, or even possibly at a rate at which we would suffer an operational loss.

We seek to hedge the future earnings of our Capesize dry cargo vessels with forward freight agreements, or FFAs, which we believe helps to reduce our exposure to spot market price variations.

We seek to employ our tanker vessels on long term contracts with oil majors which we believe reduces our exposure to market fluctuations but we cannot be certain that we will be able to obtain such long term contracts or renew some upon expiry.

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

We derive a significant portion of our River Business revenue from transporting soybeans and other agricultural and mineral products produced in the Hidrovia Region, as well as petroleum products consumed in the region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of agricultural products, which would likely result in a reduction in demand for our services. Drought conditions have affected the production of agricultural products during several years like 2005, 2006 and 2009. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers, as was the case in the High Parana River during the fourth quarters of 2007, 2008 and 2009.

The rates we charge and the quantity of freight we transport in our River Business can also be affected by:

•	demand for the goods we ship on our barges;

•	adverse river conditions, such as flooding, that slow or stop river traffic or reduce the quantity of cargo that we can carry in each barge;

•	any accidents or operational disruptions to ports, terminals or bridges along the rivers on which we operate;

•	changes in the quantity of barges available for river transport through the entrance of new competitors or expansion of operations by existing competitors;

•	the availability of transfer stations and cargo terminals for loading of cargo on and off barges;

•	the availability and price of alternative means of transporting goods out of the Hidrovia Region; and

•	the ability of buyers of commodities to open letters of credit and generally the ability of obtaining financing on reasonable terms or at all.

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

The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The following is a graph of the spot market levels of time charters for PSVs of 800+ m2 of deck for the past three years:

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

Some of the factors that influence the supply and demand for our PSVs include:

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

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these pirate attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common shares to decline.

The United States has entered into a recession and other parts of the world have exhibited deteriorating economic trends. For example, the credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government, state governments and foreign governments have implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Over the last twelve to eighteen months, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide and a tightening of credit standards.

We face risks attendant to changes in economic environments, changes in interest rates and loan margins, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common shares to further decline significantly.

Because the fair market value of vessels fluctuates significantly, we may incur losses when we sell vessels or as a consequence of their book value failing to meet an impairment test resulting in a non-cash write-off.

Vessel values have historically been very volatile. The market value of our vessels may fluctuate significantly in the future, and we may incur losses when we sell vessels or as a consequence of their book value failing to meet an impairment test resulting in a non-cash write-off, which would adversely affect our earnings. Some of the factors that affect the fair market value of vessels, all of which are beyond our control, are:

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

The shipping industry is subject to extensive and changing international conventions and treaties, national, state and local environmental and operational safety laws and regulations in force in international waters and the jurisdictional waters of the countries in which the vessels operate, as well as in the country or countries in which such vessels are registered. These requirements include, but are not limited to, (i) the U.S. Oil Pollution Act of 1990, as amended, or OPA, (ii) the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, and its protocols of 1976, 1984, and 1992, or CLC, (iii) the IMO International Convention for the Prevention of Pollution from Ships, or MARPOL, (iv) the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001, (v) the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, (vi) the International Convention on Load Lines of 1966, (vii) the U.S. Maritime Transportation Security Act of 2002 and (viii) the International Ship and Port Facility Security Code.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to the management and disposal of hazardous materials and wastes, the cleanup of oil spills and other contamination, air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Many of these environmental requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo-capacity or other operational or structural changes, lead to decreased availability of insurance coverage for environmental matters, or result in the denial of access to, or detention in, certain ports. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that there is a release of petroleum or other hazardous substances from our vessels. We could also become subject to personal injury or property damage claims relating to exposure to hazardous materials associated with our current or historic operations. In addition, environmental laws require us to satisfy insurance and financial responsibility requirements to address oil spills and other pollution incidents, and subject us to rigorous inspections by governmental authorities. Violations of such requirements can result in substantial penalties, and in certain instances, seizure or detention of our vessels. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. Government regulation of vessels, particularly in the areas of safety and environmental impact, may change in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or to even scrap or sell certain vessels altogether. For example, beginning in 2003 we sold all of our single hull oceangoing tanker vessels in response to regulatory requirements in Europe and the United States. In addition, Annex VI of MARPOL Regulations for the Prevention of Air Pollution from ships, which became effective May, 2005, sets limits on sulphur oxide, nitrogen oxide and other emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Through Resolution MEPC.176(58), IMO has revised MARPOL Annex VI. The revision is expected to enter into force on July 1, 2010 and addresses the following main items: sulphur content in fuels, NOx limits for diesel engines and Volatile Organic Compounds (VOC) Management Plan. Future changes in laws and regulations may require us to undertake similar measures, and any such actions may be costly. We believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. For example, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive, which could increase our costs relating to such matters.

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

MARPOL requirements impose phase-out dates for vessels that are not certified as double hull.  Our Product Tankers (Miranda I, Alejandrina, Austral, Mediator I and Amadeo) are fully certified by class as double hull vessels.  Our oceangoing barge Parana Petrol (formerly named Alianza G3), although of double hull construction, does not meet the minimum height criteria in double bottoms and the minimum distance in double sides in correspondence with its slop tanks required by Rule 19 (formerly Rule 13) and, therefore, currently we have obtained a reconsideration from the Argentine Coast Guard which in practice means that this unit may be allowed to operate in inland Argentine waters in her present state until the end of her useful life.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting the vessel or, under the "sister ship" theory of liability followed in some jurisdictions, arrest the vessel that is subject to the claimant's maritime lien on any other vessel owned or controlled by the same owner. In addition, a government could seize ownership of one of our vessels or take control of a vessel and effectively become her charterer at charter rates dictated by the government. Generally, such requisitions occur during a period of war or emergency. The maritime arrest, government requisition or any other seizure of one or more of our vessels could interrupt our operations, reducing related revenue and earnings.

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

Company Specific Risk Factors

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

We employ our ocean and offshore vessels on spot voyages, which are typically single voyages for a period of less than 60 days for our ocean vessels and five days for our PSVs, and on time charters and contracts of affreightment, which are longer term contracts for periods of typically three months to three years or more. As of December 31, 2009, seven of our ten oceangoing vessels operating at that moment were employed under time charters expiring on dates ranging between 1 and 33 months. The vast majority of our fleet of pushboats and barges in our River Business were employed under contracts of affreightment ranging from three months to five years, and our six existing PSVs were contracted in Brazil under contracts ranging from 3 to 4 years. Four of these PSVs were already delivered under those contracts before December 31, 2009, and the remaining two were delivered in the first quarter of 2010.

The continuance of time charters as well as COAs up to their expiry date is subject to the fulfillment of numerous terms and conditions of the respective contracts wherefrom any termination of such contracts may occur, and there is no guarantee that the vessel or barges may be employed at the same rate.

Although time charters and contracts of affreightment provide steady streams of revenue, vessels committed to such contracts are unavailable for spot voyages or for entry into new longer term time charters or contracts of affreightment. If such periods of unavailability coincide with a time when market prices have risen, such vessels will be unable to capitalize on that increase in market prices. If our vessels are available for spot charter or entry into new time charters or contracts of affreightment, they are subject to market prices, which may vary greatly. If such periods of availability coincide with a time when market prices have fallen, we may have to deploy our vessels on spot voyages or under long term time charters (which are defined as charters in excess of one year) or contracts of affreightment at depressed market prices, which would lead to reduced or volatile earnings and may also cause us to suffer operating losses.

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

We may discontinue one or more lines of business for commercial or strategic reasons.  The redeployment of the capital invested in any discontinued line of business may take time, resulting in reduced earnings during such period and/or delay to our overall growth.

We may start a new line of business or a new activity within an existing line of business, and may incur losses to start up the new service.

Furthermore, because the volume of cargo we ship in our River Business during a normal crop year is at or near the capacity of our barges during the peak season, our ability to increase volumes shipped in our River Business is limited by our ability to increase our barge fleet's carrying capacity, either through purchasing additional barges, providing faster transit times, or increasing the size of our existing barges.

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

In addition, some of our subsidiaries' credit facilities require that our subsidiaries maintain specified financial ratios and satisfy financial covenants and debt-to-asset and similar ratios. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants and ratios. Events beyond our control, including changes in the economic and business conditions in the markets in which our subsidiaries operate, may affect their ability to comply with these covenants. We cannot assure you that our subsidiaries will meet these ratios or satisfy these covenants or that our subsidiaries' lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our subsidiaries' credit facilities would prevent our subsidiaries from borrowing additional money under the facilities and could result in a default under them.

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

As of December 31, 2009, we had $195.7 million of indebtedness outstanding for which the interest rate was linked to LIBOR, or 48.2% of our total indebtedness outstanding. A 1% increase in LIBOR would translate to a $2.0 million increase in our interest expense per year, which would adversely affect our earnings.

We may not be able to cover the margins that our cleared FFAs might require.

As any other derivative instrument, cleared FFAs may require cash to cover margins. Our ability to cover required margins may be limited by lack of cash or readily available credit lines at the time of such margin calls, as well as by abnormally large margin calls due to market volatility. If we fail to cover margin calls, the bank that manages our account may settle down – partially or totally – the FFAs we have contracted, consequently debiting – partially or totally – the outstanding margins in our account at such date which may result in losses and / or loss of coverage, thus leaving the vessels' earnings exposed to the volatility of the spot market. As of December 31, 2009, the mark-to-market of our cleared FFAs positions was negative for us in $0.4 million.

Investment in FFAs and other derivative instruments could result in losses.

We enter into FFAs for trading purposes or to utilize them as economic hedges to reduce our exposure to changes in the rates earned by some of our vessels in the normal course of our Ocean Business. FFAs generally cover periods ranging from one month to one year and involve contracts to provide a fixed number of theoretical days of voyages at fixed rates. Upon settlement, if the contracted rate is less than the settlement rate, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Inversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs and do not correctly anticipate rate movements or our assumptions regarding the relative relationships of certain vessels' earnings and other factors relevant to the FFA markets are incorrect, we could suffer losses in settling or terminating our FFAs. FFAs may be executed through, a clearing house, but may also be agreed "over the counter" in which case each party is accepting the signature of the other party as sufficient guarantee of its obligations under the contract.

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

Certain FFAs entered into for the charter hire of one or more of our vessels may cease to have that effect totally or partially. This may happen because the ship or ships the charter hire of which we intend to hedge may be sold or suffer an accident or become otherwise unable to render service on a temporary or permanent basis or because we may have miscalculated the day on which one or more of our vessels becomes free from a contracted employment, because our vessels are unable to earn the percentage of the typical vessel on which FFA values are published that we estimated when calculating the hedge, because one or more of our ships was sold, or because for whatever reason the actual rates of the vessels intended to be hedged do not mirror the parameters that were taken into consideration when calculating the hedge. In all these cases we may suffer losses.

Some of our FFAs may not qualify as cash flow hedges for accounting purposes and, consequently, we may have to record the market variation of such positions every quarter directly in our income statement. Therefore the mark to market losses or gains resulting from these transactions will affect our published results in the quarter in which they are reported and may affect the value of our shares.

As of December 31, 2009, all of our FFAs covering positions in 2010 qualified as cash flow hedges and had a mark-to-market value of $15.4 million.

As a result of the sale of our Capesize vessel, Princess Marisol, as described in Recent Developments section, FFA positions maturing between May and December 2010 with notional amounts totaling $15.8 million will no longer be probable of occurring and thus will not qualify as effective cash flow hedges.  The gain related to these positions reported in other comprehensive income at December 31, 2009, will be reclassified into first quarter 2010 earnings.

If counterparties to our FFAs fail to make payments under the FFAs to us, it could affect our profitability, earnings and cash flow.

FFAs may be executed through a clearing house but may also be agreed "over the counter" in which case each party is accepting the signature of the other party as sufficient guarantee of its obligations under the contract. We are exposed to credit risk with respect to our counterparties and could suffer substantial losses if one or more of our counterparties fail to make required payments to us under the FFAs.  As of December 31, 2009, our OTC FFAs had a positive value of $15.8 million, representing the only active exposure of our mark-to-market under which we were exposed to counterparty credit risk.

Our planned investments in our River Business are subject to significant uncertainty.

We intend to continue investing in the building of new barges and the installation of new engines that burn less expensive fuel in some of our line pushboats. It is possible that these initiatives will fail to result in increased revenues and lower fuel costs, fail to result in cost-effective barge construction, or that they will lead to other complications that would adversely affect our business.

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

We believe that our initiatives will result in improvements in efficiency allowing us to move more tonnage per barge and / or per unit of pushing capacity. If we do not fully achieve these efficiencies, or do not achieve them as quickly as we planned, we will need to incur higher repair expenses to maintain fleet size by maintaining older barges or invest new capital as we replace aging / obsolete capacity. Either of these options would adversely affect our results of operations.

We may not be able to charter our new PSV at attractive rates.

We have contracted with a shipyard in India to construct four new PSVs and with another shipyard in China to construct two new PSVs, all of them with expected deliveries between the fourth quarter of 2010 and 2011.  None of these vessels are currently subject to charters and may not be subject to charters on their date of delivery. Although we intend to charter these vessels by the time they are delivered, we may be unable to do so. Even if we do obtain charters for these vessels, they may be at rates lower than those that currently prevail or those that we anticipated at the time we ordered the vessels. If we fail to obtain charters or if we enter into charters with low charter rates, our financial condition and results of operations could suffer.

We may face delays in delivery under our newbuilding contracts for PSVs which could adversely affect our financial condition and results of operations.

Our six PSVs currently under construction and additional newbuildings for which we may enter into contracts may be subject to delays in their respective deliveries or even non-delivery from the shipyards. The delivery of our PSVs, and/or additional newbuildings for which we may enter into contracts, could be delayed, canceled, become more expensive or otherwise not completed because of, among other things:

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

If the delivery of any PSV, and/or additional newbuildings for which we may enter into contracts, is materially delayed or canceled, especially if we have committed that vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected. Although the building contracts typically incorporate penalties for late delivery, we cannot assure you that the vessels will be delivered on time or that we will be able to collect the late delivery payment from the shipyards.

We cannot assure you that we will be able to repossess the vessels under construction or their parts in case of a default of the shipyards and, in those cases where we may have refund guarantees, we cannot assure that we will always be able to collect or that it will be in our interest to collect under these guarantees.

A significant delay in the delivery of one or more ships may render unavailable the pre-delivery financing arranged for that vessel(s) forcing us either to refinance at more expensive terms or to have to cancel one or more newbuildings.

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

On a consolidated basis, in 2009, our three largest customers were Petrobras, Cargill and SwissMarine Services.  In aggregate terms, our five largest customers accounted for 45% of our total revenues. In each of our business segments, we derive a significant part of our revenues from a small number of customers. Additionally, some of these customers, including many of our most significant ones, operate vessels and or barges of their own. These customers may decide to cease or reduce the use of our services for any number of reasons, including employing their own vessels. The loss of any one or a number of our significant customers, whether to our competitors or otherwise, could adversely affect our revenues and earnings.

Rising fuel prices may adversely affect our profits.

Fuel is the largest operating expense in our River Business where most of our contracts are contracts of affreightment under which we are paid per ton of cargo shipped. Currently, most of these agreements permit the adjustment of freight rates based on changes in the price of fuel. We may be unable to include this provision in these contracts when they are renewed or in future contracts with new customers. In our Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since it is them who are generally responsible, at their expense, for the supply of fuel. In the future, we may become responsible for the supply of fuel to such vessels, in which case variations in the price of fuel could affect our earnings. In our Ocean Business, some of our vessels operate under voyage charters in which we are responsible for the supply of fuel to such vessels, and variations in the price of fuel could affect our earnings to the extent they are different (higher than) those employed when estimating the expected result of such voyages and fixing the corresponding freight.

To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our charterers or other circumstance affecting the performance of a contract of affreightment, we are subject to exposure under, and may incur losses in connection with, our hedging instruments. Even in case we were able to hedge (partially or totally) our exposure to fuel price variations, we may have to post collateral (i.e. margin calls) under those hedges. Such posting of collateral may require substantial amounts of cash and in case we may not be able to post such cash to the margin accounts, the hedges may be unilaterally cancelled by our counterparts, negatively affecting our results.

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

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. In particular, many members of our senior management team, including our CEO and Executive Vice President, have extensive experience in the shipping industry and have held their roles with us since our inception. If we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. The loss of any of the members of our management team could adversely affect our business prospects and results of operations and could lead to a decrease in the price of our common stock. We do not maintain "key man" insurance on any of our officers. Further, the efficient and safe operation of our vessels requires skilled and experienced crew members. Difficulty in hiring and retaining such crew members could adversely affect the operation of our vessels, and in turn, adversely affect our results of operations.

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

We insure against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity, or P&I, associations, or clubs. We also procure hull and machinery insurance and war risk insurance for our fleet. In some instances, we procure loss of hire and strike insurance, which covers business interruptions that result in the loss of use of a vessel. We cannot assure you that such insurance will continue to be available on a commercially reasonable basis.

In addition to the P&I entry that we hold for all our fleet, the PSVs currently maintain third party liability insurance covering contractual claims that may not be covered by our P&I entry in the amount of $50.0 million. If claims affecting such policy exceed the above amount, it could have a material adverse effect on our business and the results of operations.

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

As of December 31, 2009, we employed 245 land-based employees and approximately 802 seafarers as crew on our vessels. These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

The Argentinean collective bargaining agreement N538/09 (relating to wage and labor conditions) is up for renewal in the next twelve months.

Certain conflicts of interest may adversely affect us.

Certain of our directors and officers hold similar positions with other related companies. Felipe Menendez R., who is our President, Chief Executive Officer, and a Director, is a Director of Oceanmarine, a related company that previously provided administrative services to us and has entered into joint ventures with us in salvage operations. Oceanmarine also operates slot charter container services between Argentina and Brazil, an activity in which we do not engage at the present time. Ricardo Menendez R., who is our Executive Vice President and one of our Directors, is the President of Oceanmarine, and is also the Chairman of The Standard Steamship Owners' Protection and Indemnity Association (Bermuda) Limited, or Standard, a P&I club with which some of our vessels are entered. For the years 2007, 2008, and 2009, we paid to Standard $3.0 million, $3.5 million and $4.3 million respectively in insurance premiums. Both Mr. Ricardo Menendez R. and Mr. Felipe Menendez R. are Directors of Maritima SIPSA, a company owned 49% by us and 51% by SIPSA S.A. (a related company) and Directors of Shipping Services Argentina S.A. (formerly I. Shipping Services), a company that provides vessel agency services for third parties in Argentina and occasionally for our vessels calling at Buenos Aires and other Argentinean ports. We are not engaged in the vessel agency business for third parties and the consideration we paid for the services provided by Shipping Services Argentina S.A. to us amounted to less than $0.2 million in 2009. Although these directors and officers attempt to perform their duties within each company independently, in light of their positions with such entities, these directors and officers may face conflicts of interest in selecting between our interests and those of Oceanmarine, Shipping Services Argentina S.A. and Standard. In addition, Shipping Services Argentina S.A. and Oceanmarine are indirectly controlled by the Menendez family, including Felipe Menendez R. and Ricardo Menendez R. These conflicts may limit our fleet's earnings and adversely affect our operations.  Although we cannot ascertain the exact amount of time allocated by these officers and directors to our business, generally such officers and directors dedicate a substantial portion of their average working week to our business and in any event in an amount sufficient to fulfill their obligations to us in their role as officer or director.

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

We are an international company and, while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. For example, in 2009, 92% of our revenues were denominated in U.S. dollars, 6% were denominated in British pounds and 2% were denominated in Brazilian reais. If the value of the U.S. dollar appreciates relative to the value of these other currencies, the U.S. dollar value of the revenues that we report on our financial statements could be materially adversely affected. Changes in currency exchange rates could adversely affect our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. Further, we incur costs in multiple currencies that are different than, or in a proportion different to, the currencies in which we receive our revenues. Accordingly, if the currencies in which we incur a large portion of our costs appreciate in value against the currencies in which we receive a large portion of our revenue, our margins could be adversely affected. We have from time to time hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated losses. This operation may be performed again the future.

U.S. tax authorities could treat us as a "passive foreign investment company", which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute "passive income."  U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We should not be a PFIC with respect to any taxable year.  Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC.  Accordingly, our income from our time chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations were to change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the U.S. Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then-prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of their shares of our common stock.  See "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our earnings and cash flows.

Under the Code, 50% of the gross shipping income of our vessel owning or chartering for non-U.S. subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. will be characterized as U.S. source shipping income. Such income will be subject to a 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We believe that any U.S.-source shipping income of our non-U.S. subsidiaries will qualify for the exemption from tax under Section 883 on the basis that our stock is primarily and regularly traded on the Nasdaq Global Market. However, we cannot assure you that our non-U.S. subsidiaries will qualify for that exemption. In addition, changes in the Code, the Treasury Regulations or the interpretation thereof by the IRS or the courts could adversely affect the ability of our non-U.S. subsidiaries to qualify for such exemption. If our non-U.S. subsidiaries are not entitled to that exemption, they would be subject to a 4% U.S. federal income tax on their U.S.-source shipping income. The imposition of this tax could have a negative effect on our business and would result in decreased earnings.

It should be noted that for the calendar years 2007, 2008 and 2009, our non-U.S. subsidiaries did not derive any U.S.-source shipping income. Therefore our non-U.S. subsidiaries should not be subject to any U.S. federal income tax for 2007, 2008 or 2009, regardless of their qualification for exemption under Section 883.

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

ITEM 4– INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

In this annual report, unless the context otherwise indicates, the terms "we", "us" and "our" (and similar terms) refer to Ultrapetrol (Bahamas) Limited and its subsidiaries and joint ventures.

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

We began our River Business in 1993. In October 2000, we formed a joint venture, UABL Ltd., or UABL, with American Commercial Barge Lines Ltd., or ACL. From 2000 to 2004, we built UABL (our brand name in the River Business) into the leading river barge company in the Hidrovia Region of South America. Using some of the proceeds from the sale of our single hull Panamax tankers, in 2004, we purchased from ACL their 50% equity interest in UABL and started a process of growth that included several load outs (imports) of barges and pushboats from the USA and acquisitions of smaller companies already present in the Hidrovia, such as Otto Candies.

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

In March 2006, we also acquired Ravenscroft Shipping (Bahamas) S.A., or Ravenscroft, the entity through which we manage the vessels in our Offshore Supply and Ocean Businesses, from other related companies.

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

Between June and November 2008, we entered into three loan agreements to finance up to $168.6 million through three loan facilities with DVB / Natixis (as co-lenders), IFC and The OPEC Fund for International Development, or OFID, that allow us to partially fund our expansion capital expenditure programs in the Offshore Supply Business and the River Business. As of December 31, 2009, we had drawn $99.2 million, out of the $168.6 million committed.

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

•
Our River Business, with 591 barges and 30 pushboats, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large region with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 51% of world soybean production in 2010, as compared to 30% in 1995.

•
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet consists of six PSVs currently in operation and six under construction, four of which were contracted with a shipyard in India. Deliveries commence in the fourth quarter of 2010, while the remaining two were contracted to a shipyard in China with deliveries commencing in the second quarter of 2010.

•
Our Ocean Business operates nine ocean-going vessels, including five Product Tankers that we employ in the South American coastal trade where we have preferential rights and customer relationships, two Capesize vessels, one Oceangoing Pushboat and one inland tank barge. Our Ocean Business fleet has an aggregate carrying capacity of approximately 445,606 deadweight tons. One of our Capesize vessels has been contracted for sale and we expect it to be delivered to its new owners within the next 60 days.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to increase volume, efficiency, and market share in a targeted manner. For example, we have been increasing the cargo capacity of our existing river barges to help increase our efficiency and market share. In addition, we have commenced a program to replace the current engines in eleven of our river pushboats, and increase the pushing capacity of some of them, with new engines that will allow us to operate using less expensive heavy fuel and maximize the size of our convoys thus reducing costs per ton transported. We expect that the PSV orders placed in India and China will allow us to further capitalize on the attractive offshore petroleum services market. We are also pursuing the expansion of our ocean fleet through acquisitions or bareboat charters of specific types of vessels, such as a 2003-built container vessel, the Frissian Commander, with a carrying capacity of 1,118 Twenty-foot Equivalent Units, to participate in identified market segments. We are and will be also inspecting vessels to replace those that will require substitution in the near future in our business segments. Finally we are examining the possibility of building or converting ships to participate, within the same business segments that we presently operate, in sectors or sizes not covered by our present fleet. We believe that the versatility of our fleet and the diversity of industries that we serve reduce our dependency on any particular sector of the shipping industry and offer numerous growth opportunities.

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

We have a diverse customer base including large and well-known petroleum, agricultural and mining companies. Some of our significant customers in the last three years include affiliates of Apache, Archer Daniels Midland, British Gas, Bunge, Cargill, Chevron, Canadian Natural Resources, Continental Grain, Dreyfus, ENAP (the national oil company of Chile), Industrias Oleaginosas, MMX, Noble, Panocean, Petrobras (the national oil company of Brazil), Petropar (the national oil company of Paraguay) Rio Tinto, Swissmarine, Total, Trafigura, Vale and Vicentin.

Our Lines of Business

Revenues	2009
Attributable to River Business	$79,477	36%
Attributable to Offshore Supply Business	35,419	16%
Attributable to Ocean Business	105,633	48%
Total	$220,529	100%

River Business. We have developed our River Business from a single river convoy comprising one pushboat and four barges in 1993 to the leading river transportation company in the Hidrovia Region today. Our River Business, which we operate through our subsidiary UABL, has 591 barges and 30 pushboats with approximately 1,005,000 dwt capacity. We currently own 535 dry barges that can transport agricultural and forestry products, iron ore and other cargos and 56 tank barges that can carry petroleum products, vegetable oils and other liquids. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor in this river system. In addition, we use one 35,000 dwt barge, the Alianza G2, as a transfer station to provide storage and transshipment services of dry cargo from river barges to ocean export vessels. We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia Region. At over 2,200 miles in length, the Hidrovia Region is comparable to the Mississippi River in the United States and produces and exports a significant and growing amount of agricultural products. In addition to agricultural products, companies in the Hidrovia Region are expanding and initiating the production of other goods, including forest products, iron ore, and pig iron.

We have contracted to purchase 25 new engines from MAN Diesel in connection to our engine replacement program set to re-motorize 11 of our line pushboats and additionally increase the pushing capacity of some of them. The new engines will consume heavier grades of fuel which have been, from 2001 to 2009, 30.4% cheaper on average than the diesel fuel our pushboats currently consume. We have expanded almost fifty barges to date and have built one new pushboat, the Zonda I, with expected commencement of service in April 2010.

Through joint ventures, we own and operate terminals at certain key locations to provide integral transportation services to our customers from origin to destination. We also own a drydock and repair facility to carry out fleet maintenance and have a long-term lease on our Ramallo facility where we conducted part of the barge enlargement program and our bottom replacement program. We utilize night-running technology, which partially allows for night navigation of our convoys and improves asset efficiency. In order to maintain our existing fleet and expand our capacity, we have doubled the capacity of our Ramallo facility in Argentina and have finalized the construction of our new shipyard at Punta Alvear for building barges and other vessels which is already in operation. This new yard we believe will put us in an advantageous position to be able to enlarge our capacity and replace obsolete barges efficiently in the future.

As increasing agricultural production is expected to maintain its trend over the next few years, the resulting significant additional cargo volumes and the need for renewing a significant portion of the existing fleet in the Hidrovia, require an efficient solution to create the capacity necessary for river transport.

We believe that bringing barges from the United States, which has been the source of the majority of the barges in the Hidrovia, is not a long term sustainable economical option to add capacity in a large scale, given the current tightness of supply in the United States market and the very high costs of transportation. Because the Hidrovia region did not have an industrial unit capable of building barges efficiently on a larger scale, we constructed our own shipyard, the most modern of its kind in South America, that when running at normal scale will be capable of producing barges and other vessels in a timely and cost efficient manner.

Offshore Supply Business. Our Offshore Supply Business, which we operate through UP Offshore, is focused on serving companies that are involved in the complex and logistically demanding activities of deepwater oil exploration and production. In 2003 we ordered the construction of six proprietarily designed and technologically advanced PSVs. We took delivery of and placed into service two of these vessels in 2005, two in 2006, one in 2007 and the last one in August 2009. During 2007 we also placed orders to build an additional four PSVs in India and two in China with deliveries expected to commence in the fourth quarter of 2010 for the Indian vessels and second quarter of 2010 for the Chinese vessels. Our PSVs are designed to transport supplies, equipment, drill casings and pipes on deck, along with fuel, water, drilling fluids and bulk cement in under-deck tanks and a variety of other supplies to drilling rigs and offshore platforms. Our six existing vessels are currently employed under long term time charter contracts in the coastal waters of Brazil with Petrobras. Upon delivery of each of the six PSVs we currently have under construction, we intend to employ them in Brazil, the North Sea, and other international markets. Through one of our Brazilian subsidiaries, we have the competitive advantage of being able to operate a number of our PSVs in the Brazilian market with cabotage trading privileges, enabling those PSVs to obtain employment in preference to non-Brazilian flagged vessels.

The trend for offshore petroleum exploration, particularly in Brazil, has been to move toward deeper, larger and more complex projects, such as the Tupi and Jupiter fields in Brazil, which we believe will result in increased demand for more sophisticated and technologically advanced PSVs to handle the more challenging environments and greater distances. Our PSVs are of a larger dwt and equipped with dynamic positioning capabilities, with greater cargo capacity and deck space than other PSVs serving shallow water offshore rigs, all of which provide us with a competitive advantage in efficiently serving our customers' needs.

Ocean Business. In our Ocean Business, we operate nine oceangoing vessels. Our Capesize vessel Princess Katherine transports dry cargo, such as iron ore and coal, on major routes around the globe. Our five Product Tankers, two of which are on bareboat charter to us from non- related third parties, are currently employed in the South American cabotage trade of petroleum and petroleum products. Our inland tank barge Parana Petrol is currently seeking employment to continue its service in South America. Our current ocean fleet has an aggregate cargo carrying capacity of near 445,606 dwt and an average age of approximately 15 years. Additionally, we own a large Oceangoing Pushboat, the Argos I.

We presently employ our Capesize vessel in the carriage of dry bulk cargos on trade routes around the world, mostly transporting coal and iron ore from South America, Australia and South Africa to Europe, China and other Far East countries. Our five Product Tankers, Miranda I, Alejandrina, Austral, Amadeo and Mediator I are currently employed under time charters with major oil companies serving the regional trade of Argentina and Brazil.

Our Miranda I and Amadeo, originally built as single hull vessels, were converted to double hull during 2007 in Argentina and Romania, respectively. Our Alejandrina, Austral and Mediator I are of double hull construction. Princess Katherine is currently employed in dry cargo and has been declassed as a tanker vessel wherefrom her double hull certificate is no longer relevant. Parana Petrol, although of double hull construction, does not meet certain minimum tank distances required. This vessel is qualified to operate in Argentinean inland waters under an exemption to the double hull minimum distances requirements that may allow her to trade until the end of her useful life.

Ultrapetrol Fleet Summary

River Fleet	Number of Vessels	Capacity	Description
Alianza G2	1	35,000 tons	Storage and Transshipment Station
Pushboat Fleet	30	116,039 BHP	Various Sizes and Horse Power
Tank Barges	56	116,098 m3	Carry Liquid Cargo (Petroleum Products, Vegetable Oil)
Dry Barges	535	903,970 tons	Carry Dry Cargo (Soy, Iron Ore)
Total (1)	591	N/A

Offshore Supply Fleet	Year Built	Capacity (DWT)	Delivery Date

In Operation
UP Esmeralda	2005	4,200	2005
UP Safira	2005	4,200	2005
UP Agua-Marinha	2006	4,200	2006
UP Topazio	2006	4,200	2006
UP Diamante	2007	4,200	2007
UP Rubi	2009	4,200	2009

Offshore Supply Fleet	Year Built	Capacity (DWT)	Delivery Date

Under Construction
Indian PSV 1 (V-381)	2010(2)	4,200	2010 (2)
Indian PSV 2 (V-382)	2011(2)	4,200	2011 (2)
Indian PSV 3 (V-386)	2011(2)	4,200	2011 (2)
Indian PSV 4 (V-387)	2011(2)	4,200	2011 (2)
UP Turquoise (S-111)	2010(2)	4,900	2010 (2)
UP Jasper (S-112)	2010(2)	4,900	2010 (2)
Total		51,800

Ocean Fleet (3)	Year Built	DWT	Description
Princess Katherine	1986	164,100	Capesize Vessel
Princess Marisol (5)	1984	166,013	Capesize Vessel
Parana Petrol (Ex-Al.G3)	1993 (4)	43,164	Inland Tank Barge
Miranda I	1995	6,575	Product / Chemical Tanker
Amadeo	1996	39,530	Oil / Product Tanker
Alejandrina	2006	9,219	Product Tanker
Austral (6)	2006	11,299	Product / Chemical Tanker
Mediator I (6)	2008	5,706	Oil / Chemical Tanker
Argos I (Ex -Al. Rosario)	1975	N/A	Oceangoing Pushboat
Total		445,606

(1) As of March 29, 2010;
(2) Expected build or delivery date, as applicable;
(3) Updated to exclude recent sales: Princess Nadia and Princess Susana
(4) Originally built in 1982, converted in 1993 to product tank barge;
(5) Contracted for sale and delivery to new owners between March 20 and May 30, 2010.
(6) Operating under a Bareboat Charter.

Chartering Strategy

We continually monitor developments in the shipping industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions.

In our River Business, we have contracted a substantial portion of our fleet's barge capacity on a one - to seven-year basis to major clients. These contracts provide for fixed pricing, minimum volume requirements and fuel price adjustment formulas, and we intend to develop new customers and cargos as we grow our fleet capacity.

In our Offshore Supply Business, we plan to continue chartering our PSV fleet in Brazil for medium-term charters or long-term employment (up to seven years). Currently there is no spot market in Brazil for PSVs. In the future, we may also decide to employ our Chinese and Indian built PSVs in the North Sea spot market (short duration, one day or more) combined with longer-term charters or in Brazil, either with cabotage privileges or as a foreign flagged vessel.

We historically have operated our Ocean Business vessels in both the spot market, which allows us to take advantage of potentially higher market rates, and under period charters. Since 2007, we have been utilizing FFAs as a means of partially hedging our Capesize vessels' earnings at a given market level and taking a position against market volatility.

The future minimum revenues, before reduction for brokerage commissions, expected to be received on noncancellable time charters of our six PSVs in our Offshore Supply Business, which terms are longer than one year were as follows:

Year ending December 31,
2010	$56,686
2011	60,066
2012	52,114
2013	10,052
Total	$178,918

The future minimum revenues, before reduction for brokerage commissions of five of our handy size-small product tanker vessels (two of them leased) in our Ocean Business, expected to be received on noncancellable time charters, which terms are longer than one year were as follows:

Year ending December 31,
2010	$24,929
2011	18,196
2012	7,890
Total	$51,015

Revenues from a time charter are generally not received when a vessel is off-hire, which includes time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The scheduled future minimum revenues should not be construed to reflect total shipping revenues for any of the periods.

Our Fleet Management

We conduct the day-to-day management and administration of our operations in-house.

Our subsidiary, Ravenscroft, operating from its office in Coral Gables, Florida, has 29 employees and will continue to undertake all technical and marine related management for our offshore and ocean vessels including dry docks, repairs and maintenance, the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of all related accounts on our behalf. Ravenscroft is a self-contained full service ship management company, which includes commercial and accounting departments and is certified for ISM and is also ISO 9001:2000 certified. It holds Documents of Compliance for the management and operation of OBOs, tankers, bulk carriers, PSVs, general cargo vessels, passenger vessels, container ships and also for the ship management of vessels sold for demolition.

Ravenscroft seeks to manage vessels for and on behalf of vessel owners who are not related to us and will actively pursue new business opportunities. As a result of this effort, on June 22, 2009, Ship Management and Commercial Services Ltd., or SMS, our subsidiary dealing with third party ship management, entered into an Accounting and Commercial Services Agreement with third party unrelated companies for the provision of ship management and other advisory services in respect of a fleet of 17 vessels, eight of which are under construction.

In the case of our River Business, our commercial and technical management is also performed in-house directly through our subsidiary UABL Ltd., or UABL and its subsidiaries.

Competition

River Business

We maintain a leading market share in our River Business. We own the largest fleet of pushboats and barges in the Hidrovia Region. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor. We compete based on reliability, efficiency and price. Key competitors include Navios South American Logistics, and Fluviomar. In addition, some of our customers, including Archer Daniels Midland, Cargill, Louis Dreyfus and Vale have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Our River Business also indirectly competes with other forms of land-based transportation such as truck and rail.

Offshore Supply Business

In our Offshore Supply Business, our main competitors in Brazil are the local offshore companies that own and operate modern PSVs. The largest of these companies is CBO, which currently owns nine modern PSVs and is building an additional six PSVs in Brazil. Also, some of the international offshore companies that own and operate PSVs, such as Tidewater, Maersk and Chouest have built Brazilian-flagged PSVs. In the North Sea market were three of our PSVs operated during 2008 and 2009 we actively competed with other large, well established owners and operators such as Gulfmark Offshore, Bourbon or DOF Farstad.

Ocean Business

We face competition in the transportation of crude oil and petroleum products as well as other bulk commodities from other independent ship owners and from vessel operators who primarily charter-in vessels to meet their cargo carrying needs. The charter markets in which our vessels operate are highly competitive. Competition is primarily based on prevailing market charter rates, vessel location and the vessel manager's reputation. Our primary competitor in crude oil and petroleum products transportation within Argentina, and between Argentina and other South American countries, as well as in Chile, is Antares Naviera S.A. and its affiliated companies, including Ultragas, Lauderdale Tankers Corp, and Sonap S.A., an independent tanker owner and operator. The other major participant in the Argentina / Brazil trade is Transpetro. Transpetro is a subsidiary of Petrobras, our primary customer in Brazil. Navios South American Logistics, who is a competitor in our River operation, also competes in the Argentinean Coastal Tanker market. In other South American trades our main competitors are Heidmar Inc., Naviera Sur Petrolera S.A., Naviera Elcano (through their various subsidiaries) and Sonacol S.A. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas. In our dry bulk trades, we operate our vessels internationally where we compete against the main fleets of Capesize ships.

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

Dry Bulk Cargo

Soybeans. Argentina, Bolivia, Brazil, Paraguay, and Uruguay produced about 41.5 million tons, or mt, of soybeans in 1995 and 95.5 mt in 2009, a compound annual growth rate, or CAGR, of 6.1% from 1995. Production for these countries for 2010 is estimated at 130.3 mt. These countries account for an estimated 45.3% of world soybean production in 2009, down from 52.4% in 2008, due to a 20.4 mt decrease in South American soybean production in 2009 caused by significant droughts. Their market share has grown from only 30% in 1995.

According to industry sources, within the five countries of the Hidrovia Region, acreage harvested in soybeans has increased from approximately 18.9 Mha (million hectares, 1 hectare = 2.47 acres) in 1995 to an estimated 41.7 Mha in 2009, a CAGR of 5.8%. Further, with advances in technology, productivity of farmland has also improved.

The growth in soybean production has not occurred at the expense of other key cereal grains. Production of corn (maize) in Argentina, Bolivia, Brazil, Paraguay and Uruguay combined grew from 50.2 mt in 1995 to 68.5 mt in 2009, a CAGR of 2.2%. Production of wheat in these countries grew from 14.4 mt in 1995 to 17.2 mt in 2009, a CAGR of 1.3%.

Iron Ore. In the Corumba area in Brazil near the High Paraguay River, there are three large iron ore mines out of which two are owned by the international mining company Vale (following the recently announced acquisition of Rio Tinto's assets) and the third one is owned by MMX Mineração & Metálicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by barge, has grown from about 1.1 million mt (mmt) since 1999 to a 2008 estimate of about 4.8 mmt, a CAGR of 17.8%. Estimated production in 2009 is believed lower due to the current slowdown in world steel production and iron ore trade.

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

UABL owns and operates near 50% of total dry cargo static capacity. The closest competitor, Fluviomar, operates approximately 17% of the dry cargo tonnage capacity. There are approximately 10 significant companies operating dry cargo barges in the Hidrovia Region.

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

The industry OSV fleet (SVs and PSVs) has approximately 1,938 vessels, with about 205 vessels on order. About 42% of the existing vessels are 25 years or more in age.

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

The primary customer for PSVs in Brazil is Petrobras, the Brazilian national oil company. The Brazilian government has also allowed foreign companies to participate in offshore oil and gas exploration and production since 1999. Other companies active in Brazil in offshore oil and gas exploration and production industry include Total, Shell, BP, OGX, Repsol YPF and ChevronTexaco. The deepwater Campos Basin, an area located about 80 miles offshore, has been the leading area for offshore activity. Activities have been extended to the deepwater Santos and Espirito Santo Basins as well with activities now taking place in areas of water depths of over 9,000 ft. During 2008 and 2009, several significant discoveries have been made, which could approximately double Brazilian oil reserves when confirmed.

Deepwater service favors modern vessels that can provide a full range of flexible services while providing economies of scale to installations distant from shore. Cabotage laws favor employment of Brazilian flag vessels. However, according to industry sources, many of the Brazilian flag PSV's and supply vessels are old, with approximately 35% of the national fleet are at least 20 years of age. Temporary authority is granted for foreign vessels to operate only if no Brazilian flag vessels are available. According to industry sources, there are a total of approximately 117 Brazilian flag offshore vessels of various types, including anchor handling tug / supply vessels, crew boats, and others. 66 are categorized as PSVs and SVs, including 16 large PSVs of 4,000 dwt or more. The current orderbook for Brazilian flag PSVs and SVs is approximately 30 vessels.

The North Sea Market

The North Sea is a similarly demanding offshore market due to difficult weather and sea conditions, significant water depths, long distances to be traveled, and sophisticated technical requirements.

In 2000 and 2001, increases in oil prices led to increased North Sea exploration activity and higher OSV demand. Oil prices fell in early 2002, leading to questions regarding the sustainability of the higher oil prices and reduced exploration and development activity. Even with recovery in the West Texas Intermediate ("WTI") price to an average of about $31 per barrel in 2003, North Sea exploration and development activity remained low. Low oil prices and availability of more attractive opportunities elsewhere resulted in a shift of activities by oil majors towards other regions. Oil prices continued their increase, with average WTI crude prices of about $42 per barrel in 2004, $57 per barrel in 2005, $66 per barrel in 2006, $72 per barrel in 2007 and $100 in 2008. Exploration and development activities increased. Major oil companies returned to the North Sea while the independents remained and increased their activities. WTI crude oil prices decreased from an average of $77 per barrel in October 2008 to an average of $45 during January-April 2009, then recovered to an average $70 per barrel for the remainder of 2009. Exploration and development activities have decreased in 2009 versus 2008 but increased activity is being reported in late 2009 versus early 2009.

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

World oil demand increased from about 72.0 million barrels per day, or MBD, in 1996 to 84.9 MBD in 2009, a compounded annual growth rate, or CAGR, of approximately 1.3%. In 2009 world oil demand decreased by approximately 1.3 MBD. Oil demand decreased in all mature OECD regions by a total of 2.1 MBD. Demand increased elsewhere in developing regions by a total of 0.8 MBD.

During this same period, world oil supply increased from about 72.6 MBD in 1996 to 84.7 MBD in 2009, a CAGR of about 1.2%. OPEC crude oil production increased from 25.5 MBD in 1996 to 28.7 MBD in 2009, a CAGR of approximately 0.9%. Non-OPEC crude oil production increased from 44.2 MBD to 51.4 MBD, a CAGR of about 1.2%. (Note: All figures are adjusted to show Angola and Ecuador as members of OPEC and Indonesia as non-OPEC. OPEC figures include Iraqi production, which increased by about 0.4 MBD to approximately 2.5 MBD.)

World oil supply decreased from about 86.4 MBD in 2008 to 84.7 MBD in 2009. OPEC crude oil production decreased by about 2.5 MBD in 2009 to 28.7 MBD. Non-OPEC production increased by 0.7 MBD to about 51.4 MBD.   World oil demand in 2009 decreased overall, which resulted from decreased demand in OECD countries that was only partially offset by demand growth in developing Asia. OPEC decreased production in 2009 which led to oil supply slightly lower than demand and higher oil prices later in 2009.

Benchmark West Texas Intermediate crude, or WTI, averaged around $18 per barrel in 1995 (all crude prices are expressed in United States dollars) and averaged between approximately $14 and $23 through the rest of the 1990's. WTI prices increased in 2003 to an average of around $31 per barrel, and continued to increase to an average $42 per barrel in 2004, $57 per barrel in 2005, $66 per barrel in 2006 and $72 in 2007. Oil prices increased from historically high levels in 2007 to even higher levels in 2008, with benchmark West Texas Intermediate, or WTI, crude averaging $100 per barrel in 2008 compared with $72 per barrel in 2007. Price volatility was high, with 2008 monthly average $ per barrel prices ranging from about $41 to $134. WTI prices decreased late in 2008 and stayed low early in 2009, reaching an average of about $45 per barrel from January to April 2009 due to lower demand and market reaction to high oil supply relative to reduced oil demand. However, as OPEC production cuts took effect, WTI prices increased, averaging $70 per barrel from May through December 2009.

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

Fleet Development

In 2005, 0.4 million dwt, or Mdwt, of Suezmaxes were scrapped, while 4.0 Mdwt were delivered. During 2006, none were scrapped, while 4.1 Mdwt were delivered. During 2007, none were scrapped, while 4.0 Mdwt were delivered. During 2008 0.3 Mdwt were scrapped, while 2.2 Mdwt were delivered.  During 2009 1.0 Mdwt were scrapped, while 7.3 Mdwt were delivered. The orderbook as of end 2009 is 23.4 Mdwt (150 vessels) with 9.6 Mdwt due for delivery this year, 10.4 Mdwt next year and 2.0 Mdwt in 2012. The remainders are scheduled to be delivered in 2013 onwards. About 55.4 Mdwt of Suezmaxes have double hulls, 2.5 Mdwt have double bottoms or double sides, and 2.4 Mdwt have single hulls.

The tanker fleet at end December 2009 totalled 448 million dwt tons, of which 162 million dwt corresponds to VLCCs, 60 million dwt corresponds to Suezmax tankers, 88 million dwt to Aframax tankers, 28 million dwt correspond to Panamax tankers, and Small vessels (below 60,000 dwt) amount to 110 million dwt.

Tanker fleet on order for delivery in years 2010, 2011 and 2012 and onwards is 66 million dwt, 54 million dwt and 14 million dwt, respectively.

Chemical Tankers

Vessels with IMO Chemical Classification are required for transport of chemicals. International regulations for the transportation of chemicals specify protective location, stability requirements, safety criteria for survivability and containment in certain damage cases, maximum tank sizes and other criteria. These standards are grouped into IMO Chemical Classifications. A ''Type 1'' vessel is a chemical tanker intended for the transportation of products considered to present the greatest overall hazard and ''Type 2'' and ''Type 3'' vessels for products of progressively lesser hazards. Vessels may have tank capacity on board meeting different IMO classifications. For example, a vessel may have Type 1 and Type 2 cargo tanks or Type 2 and Type 3 tanks. Type 1 and Type 2 capacity vessels have protective location requirements that require void spaces between bottom and side shell plating of the vessels, effectively requiring double bottoms or double hulls. Type 3 capacity vessels do not have protective location requirements.

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

Dry Bulk Demand and Production

Seaborne iron ore trade grew from an estimated 392 mmt in 1996 to about 922 mmt in 2009, a CAGR of 6.8%. High demand for steel in China has led to growth in Chinese iron ore imports from about 44 mmt in 1996 to 628 mmt in 2009, a CAGR of 22.7%. This increase includes growth of about 184 mmt in 2009, a year on year increase of about 41%. Iron ore trade to China grew in 2009 due to higher steel production and higher use of imported iron ore versus domestic iron ore, while iron ore trade elsewhere decreased by 104 mt due to lower steel production. Recovery in iron ore trade in 2010 will be dependent on continued strength in Chinese steel demand, continued  high use of imported iron ore in China, and higher steel demand elsewhere..

Other Asian countries, such as Japan and Korea, have required increasing iron ore imports over time. The top iron ore exporters are Australia and Brazil, accounting for about 69% of estimated 2009 seaborne iron ore trade. Australian exports grew from 132 mmt in 1996 to an estimated 362 mmt in 2009, including 53 mmt of growth in 2009. Brazil's iron ore exports increased from 129 mmt in 1996 to 266 mmt in 2009, which includes a decrease of 16 mmt in 2009.

Coal trade is made up of thermal coal (steam coal), burned for its heat value primarily in power generation, and metallurgical coal (coking coal, met coal), used in steelmaking. Estimated seaborne steam coal trade grew from about 260 mmt in 1996 to about 585 mmt in 2009, a CAGR of 6.4%, which includes 7 mmt of growth in 2009. Leading coal exporters are Indonesia, Australia, South Africa, Colombia, Russia and China.

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

As of December 31, 2009, there were 955 Capesize dry bulk vessels comprising approximately 170 Mdwt. The orderbook as of December 31, 2009 was 140 Mdwt (733 vessels) with 63 Mdwt due for delivery 2010, 42 Mdwt in 2011 and the balance of 35 Mdwt scheduled to be delivered in 2012 and onwards. Some cancellation of newbuilding orders is taking place which, if continued, could reduce the newbuilding orderbook significantly.

Industry Scrapping

Drybulk vessel and combination carrier scrapping increased to 11 mdwt during 2009, consistent with lower vessel earnings.

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

A variety of governmental and private entities, each of which may have unique requirements, subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbour master or equivalent), port state controls, classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates or approvals for the operation of our vessels. Failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

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

Environmental Regulation – IMO

The IMO has enacted international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. For example, MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In particular, MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.  In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons) emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil in accordance with a schedule throughout the years and allows for special areas to be established with more stringent controls on sulphur emissions. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments enter into force on July 1, 2010. The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii)

establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

The United States and Canada have requested IMO to designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the U.S. and Canada and the Hawaiian Islands as Emission Control Areas under the MARPOL Annex VI amendments, which would subject ocean-going vessels in these areas to stringent emissions controls and cause us to incur additional costs. In July 2009, the IMO accepted the proposal in principle, and all member states party to MARPOL Annex VI will vote on the proposal in March 2010. Even if the proposal is not adopted, we cannot assure you that the United States or Canada will not adopt more stringent emissions standards independent of the IMO.

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

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons and to the greater of $1,000 per gross ton or $854,400 for non-tank vessels (subject to possible adjustment for inflation) and our fleet is entirely composed of vessels of such classes. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it could have a material adverse effect on our business and the results of operations.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA.  Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty and are required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

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

The United States Environmental Protection Agency, or EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and in 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

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

Environmental Regulation – Other Environmental Initiatives

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC.

In addition, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or BWM, in February 2004. BWM's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. BWM will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.

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

As with the CLC upon which this convention is modeled, a key requirement in this convention is the need for the registered owner of a vessel to maintain compulsory insurance cover.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming.

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31, 2010. In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has proposed regulations governing the emission of greenhouse gases from motor vehicles and stationary sources. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments. Any passage of climate control legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time

Vessel Security Regulations

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

Special Surveys. Special surveys, also known as class renewal surveys, are carried out every five years for the vessel's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including ultrasonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a vessel owner has the option of arranging with the classification society for the vessel's machinery to be on a continuous survey cycle. This process is also referred to as continuous survey machinery. We have made arrangements with the classification societies for most of our vessels to be on a continuous survey cycle for machinery. Hull surveys remain under the above mentioned surveys regime which is uniform for all International Association of Classification Societies (IACS).

Currently our oceangoing and offshore vessels are scheduled for intermediate surveys and special surveys as follows:

Intermediate survey		Special survey
Year	No. of vessels	Year	No. of vessels
2010	2	2010	4
2011	0	2011	5
2012	2	2012	2
2013	3	2013	1
2014	4	2014	2

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of IACS. All our oceangoing vessels are certified as being "in class."

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

Loss of Hire

We maintain loss of hire insurance at certain times for certain vessels. Loss of hire insurance covers lost earnings resulting from unforeseen incidents or breakdowns that are covered by the vessel's hull and machinery insurance and result in loss of time to the vessel. Although loss of hire insurance will cover up to ninety days of lost earnings, we must bear the applicable deductibles which generally range between the first 14 to 21 days of lost earnings. We intend to renew these insurance policies or replace them with other similar coverage if rates comparable to those on our present policies remain available. There can be no assurance that we will be able to renew these policies at comparable rates or at all. Future rates will depend upon, among other things, our claims history and prevailing market rates.

Strike Insurance

Some of our vessels are covered for loss of time due to strikes (shore and on board). This insurance is taken with the strike club which also insures the loss of hire deductibles in some of our vessels. There can be no assurance that we will be able to renew these policies at comparable rates or at all.

Protection and Indemnity Insurance

Protection and indemnity insurance covers our legal liability for our shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, fines and other penalties imposed by customs or other authorities, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, wreck removal and other risks. Coverage is limited for vessels in our Ocean Business to approximately $5.4 billion with the exception of oil pollution liability, which is limited to $1.0 billion per vessel per incident. Vessels in our River Business have lower amounts of coverage.

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

On September 25, 2008, the Customs proceedings, in which Brazilian Customs Tax Authorities were imposing a perdimento of the UP Diamante, were successfully concluded when a final decision was issued by Brazilian Tax Authorities determining that the UP Diamante had in fact not infringed any custom regulation and ordered the cancellation of the tax assessment brought up against UP Apoio. Therefore, the tax assessment was extinguished with no liability to UP Apoio, and the UP Diamante was released from any kind of legal or Customs restrictions.

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguay Customs Authority. We believed that this finding was erroneous and UABL has formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). The primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and has applied a fine of 100% of this amount. UABL entered a plea with the respective court contending the interpretation on the third issue where it claims to be equally not liable. On October 19, 2007, we presented a report by an expert which is highly favourable for our position. On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Courts decision. The Paraguayan Supreme Court has already reviewed the case and its judgment would be issued during the course of the first half of 2010. We have been advised by UABL's counsel in the case, that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines.

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority ("Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización") issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company) would owe taxes to that authority. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5.8 million (including interest and fines). On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case.  On August 12, 2009, UABL was served with the judgment of the Bolivian court deciding in favor of the Bolivian tax authorities. On August 22, 2009, UABL submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The parties now await the decision by the court of appeal. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. had challenged the judge's decision to place the embargo, which has been under revision by a higher Court since the lower court reconfirmed the embargo on November 15, 2008. We have been advised by our local counsel that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

On April 7, 2009 the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007, and December 23, 2008, from YPF-Repsol S.A. in Argentina. Since those bunkers were purchased for consumption onboard pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations, however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats. We have been advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. We have been advised by our local counsel that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

On July 22, 2009, we learned of an ongoing investigation in connection with the registration of barges and pushboats in Paraguay. We have found out that in April 2009, the Paraguayan Ministry of Public Works and Communications and the National Merchant Marine of Paraguay, submitted a complaint before the Public Prosecutor Eduardo Cazenave alleging that Oceanpar S.A. and UABL Paraguay S.A. would have used improper documents to get authorizations to flag 30 barges and to lease 252 barges respectively. Without recognition of any liability and just in order to simplify the process, it was decided to enter a plea for permanent suspension of the investigation subject to certain conditions being fulfilled. On October 5, 2009, the proceedings were suspended by the Court subject to complying with certain obligations within one year, including regularizing before the National Merchant Marine of Paraguay some administrative documentation corresponding to the vessels under investigation. Although the Court agreed to our plea and decided to suspend the proceedings, on October 9, 2009, we submitted a request to the Court in order to clarify its resolution since some statements did not correspond with ours. On October 12, 2009, the Court issued the clarification resolution. In the opinion of our local counsel the clarification issued by the Court was fairly favorable.  The file will be sent to the Enforcing Court, and once there Oceanpar S.A. and UABL Paraguay S.A. shall regularize the documentation of the barges with the National Merchant Marine of Paraguay requesting the finalization of all proceedings in respect of these vessels and consequently the regularization of the documentation of the barges with the National Merchant Marine of Paraguay. We have sought the advice of our local counsel which has advised that both UABL Paraguay S.A. and Oceanpar S.A. have duly complied with their obligations under the law and consequently he believes that there is only a remote possibility that this investigation will have any material adverse impact on the financial position or results of the Company.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Dividend Policy

The payment of dividends is in the discretion of our board of directors. We have not paid a dividend to date. Any determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Bahamian law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant.

Section 35 of the International Business Companies Act, 2000 (Chapter 309, Statute Laws of The Bahamas, 2000 Edition) provides that, subject to any limitations in its Memorandum or Articles, a company may, by a resolution of directors, declare and pay dividends in money, shares or other property.  However, in accordance with Section 35 of the said Act, dividends shall only be declared and paid if the directors determine that immediately after the payment of the dividend:-

(a)           the company will be able to satisfy its liabilities as they become due in the ordinary course of its business; and

(b)           the realizable value of the assets of the company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its issued and outstanding share capital.

and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the company is conclusive unless a question of law is involved.

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

C.           ORGANIZATIONAL STRUCTURE

Ultrapetrol (Bahamas) Limited is a company organized and registered as a Bahamas Corporation since December 1997.

Ultrapetrol (Bahamas) Limited has ownership (both direct and indirect) in the following companies:

COMPANY NAME	INCORPORATION JURISDICTION
Ultrapetrol (Bahamas) Limited	Bahamas
- 100% of Kattegat Shipping Inc.	Panama
- 100% of Mansan S.A.	Uruguay
- 100% of Tuebrook Holdings Inc.	Panama
- 100% of Hallandale Comercial Corp.	Panama
- 100% of Moorfields Trading Inc.	Panama
- 33.3% of Monarch Classic Cruises S.A.	Marshall Islands
- 100% of Stanyan Shipping Inc.	Panama
- 100% of Lowrie Shipping Inc.	Panama
- 100% of Lowrie Shipping LLC	Delaware, USA
- 100% of Angus Shipping LLC	Marshall Islands
- 100% of Gentry Shipping Inc.	Panama
- 100% of Foxtrot Trading Inc.	Panama
- 100% of Braddock Shipping Inc.	Panama
- 100% of Massena Port S.A.	Uruguay
- 100% of Dampierre Holdings Spain S.L.	Spain
- 100% of Oceanpar S.A.	Paraguay
- 100% of Parfina S.A.	Paraguay
- 100% of Ultrapetrol S.A.	Argentina
- 100% of Parkwood Commercial Corp.	Panama
- 100% of Princely International Finance Corp.	Panama
- 100% of Majestic Maritime Ltd.	Bahamas
- 100% of Baldwin Maritime Inc.	Panama
- 100% of Corporación de Navegación Mundial S.A.	Chile
- 49% of Marítima SIPSA S.A.	Chile
- 100% of Danube Maritime Inc.	Panama
- 100% of General Ventures Inc.	Liberia
- 100% of Imperial Maritime Ltd.	Bahamas
- 100% of Imperial Maritime Ltd. (Bahamas) Inc.	Panama
- 100% of Fulton Shipping Inc.	Panama
- 100% of Brinkley Shipping Inc.	Panama
- 100% of Pelorus Maritime Inc.	Panama
- 100% of Panpetrol Shipping S.A.	Panama
- 100% of Kingly Shipping Ltd.	Bahamas
- 100% of Monarch Shipping Ltd.	Bahamas
- 100% of Noble Shipping Ltd.	Bahamas
- 100% of Oceanview Maritime Inc.	Panama
- 100% of Regal International Investments S.A.	Panama
- 100% of Bayham Investments S.A.	Panama
- 100% of Draco Investments S.A.	Panama
- 100% of Cavalier Shipping Inc.	Panama
- 100% of Riverview Commercial Corp.	Panama
- 100% of Sovereign Maritime Ltd.	Bahamas
- 100% of Tipton Marine Inc.	Panama
- 100% of Ultrapetrol International S.A.	Panama
- 100% of Stately Shipping Ltd.	Bahamas
- 100% of Blue Monarch Shipping Inc.	Panama
- 100% of Stanmore Shipping Inc.	Panama
- 94.45% of UP Offshore (Bahamas) Ltd.	Bahamas

COMPANY NAME	INCORPORATION JURISDICTION
- 94.45% of UP Offshore (Panama) S.A.	Panama
- 94.45% of Castlestreet Shipping LLC	Delaware, USA
- 94.45% of Packet Maritime Inc.	Panama
- 94.45% of Padow Shipping Inc.	Panama
- 94.45% of Pampero Navigation Inc.	Panama
- 94.45% of UP Offshore (UK) Ltd.	United Kingdom
- 94.45% of Ingatestone Holdings Inc.	Panama
- 94.45% of Bayshore Shipping Inc.	Panama
- 94.45% of Gracebay Shipping Inc.	Panama
- 94.45% of Springwater Shipping Inc.	Panama
- 94.45% Woodrow Shipping Inc.	Panama
- 94.45% of UP Offshore Uruguay S.A.	Uruguay
- 94.45% of Agriex Agenciamentos, Afretamentos e Apoio Maritimo Ltda.	Brazil
- 94.45% of UP Offshore Apoio Maritimo Ltda.	Brazil
- 94.45% of Topazio Shipping LLC	Delaware, USA
- 94.45% of UP Offshore Apoio Maritimo (Panama) Inc.	Panama
- 94.45% of UP Offshore (Holdings) Ltd.	Bahamas
- 100% of UP River (Holdings) Ltd.	Bahamas
- 100% of UABL Limited	Bahamas
- 100% of UP River Terminals (Panama) S.A.	Panama
- 100% of UABL Terminals Ltd.	Bahamas
- 100% of UABL Terminals (Paraguay) S.A.	Panama
- 50% of Obras Terminales y Servicios S.A.	Paraguay
- 50% of Puertos del Sur S.A.	Paraguay
- 100% of UPB (Panama) Inc.	Panama
- 100% of Arlene Investment Inc.	Panama
- 100% of Blueroad Finance Inc.	Panama
- 100% of Upper Paraguayan Ventures LLC	Louisiana, USA
- 100% of Marine Financial Investment Corp.	Panama
- 100% of Corydon International S.A.	Uruguay
- 100% of Cedarino S.L.	Spain
- 100% of Parabal S.A.	Paraguay
- 100% of Riverpar S.A.	Paraguay
- 100% of Sernova S.A.	Argentina
- 100% of UABL Paraguay S.A.	Paraguay
- 100% of River Ventures LLC	Delaware, USA
- 100% of UABL S.A.	Argentina
- 100% of Yataity S.A.	Paraguay
- 100% of Agencia Maritima Argenpar S.A.	Argentina
- 100% of Lonehort S.A.	Uruguay
- 100% of UP River Ltd.	Bahamas
- 100% UABL Towing Services S.A.	Panama
- 100% of UABL International S.A.	Panama
- 100% of Thurston Shipping Inc.	Panama
- 100% of Compañía Paraguaya de Transporte Fluvial S.A.	Paraguay
- 100% of UABL Barges (Panama) Inc.	Panama
- 100% of Yvy Pora Fertilizantes S.A.	Paraguay
- 100% of UABL S.A.	Panama
- 100% of Eastham Barges Inc.	Liberia
- 100% of Dingle Barges Inc.	Liberia
- 100% of Ravenscroft Shipping (Bahamas) S.A.	Bahamas
- 100% of Ravenscroft Ship Management Ltd.	Bahamas

COMPANY NAME	INCORPORATION JURISDICTION
- 100% of Ravenscroft Ship Management Ltd.	United Kingdom
- 100% of Zulia Shipping Inc.	Panama
- 100% of Zulia Ship Management Ltd.	Bahamas
- 100% of Tecnical Services S.A.	Uruguay
- 100% of Ravenscroft Holdings Inc.	Florida, USA
- 100% of Ravenscroft Ship Management Inc.	Florida, USA
- 100% of Elysian Ship Management Inc.	Florida, USA
- 100% of Ship Management Services Inc.	Florida, USA
- 100% of Ship Management and Commercial Services Ltd.	Bahamas
- 100% of Elysian Ship Management Ltd.	Bahamas
- 94.45% of Lewistown Commercial Corp	Panama
- 94.45% of Glasgow Shipping Inc	Panama
- 94.45% of Zubia Shipping Inc	Panama

D.           PROPERTY, PLANT, AND EQUIPMENT

Ravenscroft is headquartered in our own 16,007 square foot building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America.

In addition we own a repair facility and dry dock at Pueblo Esther, Argentina, a new shipyard for building barges or other vessels in Punta Alvear, Argentina, and through 50% joint venture participations, two grain loading ports in Paraguay. We also own land large enough for the construction of two further terminals in Argentina. Finally, we rent offices in Argentina, Brazil, Paraguay and the United Kingdom and a shipyard in Ramallo, Argentina.

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

•
Our River Business, with 591 barges and 30 pushboats, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large region with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Bolivia, Brazil, Paraguay and

Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 51% of world soybean production in 2010, from 30% in 1995.

•
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of proprietarily designed, technologically advanced platform supply vessels, or PSVs. We have six PSVs currently in operation in Brazil under long term time charters with Petrobras and six under construction, four of which were contracted with a shipyard in India with expected deliveries commencing in the fourth quarter of 2010, while the remaining two were contracted with another shipyard in China for expected deliveries in the second quarter of 2010.

•
Our Ocean Business operates nine oceangoing vessels, including five Product Tankers that we employ in the South American coastal trade where we have preferential rights and customer relationships, two Capesize vessels, one Oceangoing Pushboat and one inland tank barge. Our Ocean Business fleet has an aggregate capacity of approximately 445,606 dwt.

Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry.

Developments in 2009

On January 5, 2009, we announced that our board of directors authorized an extension of the share repurchase program until March 31, 2009, retaining the original cumulative U.S. dollar limit of $50.0 million.

On January 21, 2009, we entered into a cleared Forward Freight Agreement (¨FFA¨) contract whereby a subsidiary of ours contracted via BNP Paribas Commodity Futures Ltd. (¨BNP¨) with London Clearing House (¨LCH¨) to charge LCH the average time charter rate for the 4 Capesize Time Charter Routes ("C4TC") for a total of 15 days per month between January and March 2009 (both inclusive) in exchange for a fixed rate of $17,500 (seventeen thousand five hundred U.S. dollars) per day.

On January 22, 2009, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 15 days per month between April and June 2009 (both inclusive) in exchange for a fixed rate of $23,000 (twenty three thousand U.S. dollars) per day.

On February 6, 2009, we entered into an Over the Counter FFA ("OTC FFA") contract whereby a subsidiary of ours contracted with Bunge S.A. to pay the average time charter rate for the C4TC for a total of 180 days (15 days per month from January to December 2010, both inclusive) in exchange for a fixed rate of $30,000 (thirty thousand U.S. dollars) per day. This FFA is an OTC contract, has no margin requirements and bears a higher counterparty risk than a cleared FFA. If the counterparty fails to meet its obligation under the FFA, the Company could suffer losses on the contract, which could adversely affect the Company's financial condition and results of operations. Please see section headed "Factors Affecting Our Operations–Forward Freight Agreements (FFAs)" below for a discussion of counterparty risk in OTC FFAs.

On February 27, 2009, we agreed with Banco BICE to fully and voluntarily prepay a total of $18.8 million which represented all of the outstanding amounts under the $25.0 million four-year term secured loan agreement we had entered into on January 25, 2008, without any contractual penalty or breakage costs. We agreed to pay $7.8 million on March 25, 2009, and $11.0 million on April 29, 2009, plus all interests accrued to each payment date.

On March 11, 2009, we paid $4.4 million corresponding to the third 20% installment due under the ship building contracts for one of our four PSVs under construction in India.

On March 18, 2009, we paid $5.4 million corresponding to the third 20% installment due under the ship building contracts for the first of our two PSVs under construction in China.

On March 19, 2009, we bought back £0.5 million per month between May and December 2009 (both inclusive) at an average rate of $1.457 per £, which we had previously sold to Natixis on September 11, 2008, to cover part of our currency exposure on our Offshore Supply operations in the North Sea. This transaction resulted in a net gain of $1.0 million for the Company, which had already been accounted for in our financial statements as of December 31, 2008.

On March 25, 2009, we paid $7.8 million plus all interests accrued up to that date to partially prepay the outstanding amounts under our $25.0 million four-year term secured loan agreement with Banco BICE as previously agreed on February 27, 2009, and we entered into a bareboat charter for the Mediator I, a product tanker which we currently employ in the South American coastal trade.

On April 9, 2009, we paid $5.4 million corresponding to the third 20% installment due under the ship building contract for the second of our two PSVs under construction in China.

On April 23, 2009, we announced that our board of directors authorized an extension of our share repurchase program until September 30, 2009, retaining the original cumulative U.S. dollar limit of $50.0 million.

On April 29, 2009, we paid the remaining $11.0 million plus all interest accrued up to that date to fully prepay the outstanding amounts due under our $25.0 million four-year term secured loan agreement with Banco BICE as we had previously agreed on February 27, 2009.

On May 22, 2009, the hull of Zonda I, our 8,325 BHP river pushboat under construction, was launched in Argentina.

Between May 28 and June 18, 2009, we entered into four cleared FFA contracts whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the C4TC of $58,840 (fifty eight thousand eight hundred and forty U.S. dollars per day) for a total of 25 days (6 and 19 days in June and July 2009, respectively) in exchange for receiving the average time charter rate for the C4TC for those periods.

On June 6, 2009, we paid $4.1 million plus all interest accrued up to that date to partially prepay the outstanding amounts due under our $20.2 million six-year term secured loan agreement with Nordea Bank without any contractual penalty. Balance of the loan outstanding after such prepayment was $12.3 million.

On June 22, 2009, Ship Management and Commercial Services Ltd. ("SMS") our subsidiary dealing with third party ship management, entered into an Accounting and Commercial Services Agreement with each of Queensland Shipping Inc. and Fingal Shipping Inc. (each a third party unrelated company) for the provision of ship management and other advisory services in respect of vessels previously owned and operated by affiliates of Eastwind Maritime Inc.

Between July 13 and 15, 2009, we entered into six cleared FFAs, whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the C4TC of $55,331 (fifty five thousand three hundred and thirty one U.S. dollars) per day for a total of 37 days (5 and 32 total days in July and August 2009, respectively) in exchange for receiving the average time charter rate for the C4TC for those periods.

On July 27, 2009, we entered into four cleared FFAs whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the C4TC of $56,250 (fifty six thousand two hundred and fifty U.S. dollars) per day for a total of 20 days in August 2009 in exchange for receiving the average time charter rate for the C4TC.

On August 3, 2009, we paid $8.8 million corresponding to both of the third 20% installments due under the ship building contracts for two of our four PSVs under construction in India, out of which $6.9 million were drawn down under our loan facility with DVB Bank AG and Natixis (see Liquidity and Capital Resources below).

On August 4, 2009, we entered into two forward currency agreements with Natixis to sell an aggregate of £5.3 million for settlement in August and September 2009 at an average rate of $1.69 per £ to cover part of our currency exposure.

On August 7, 2009, we took delivery of the sixth PSV in our Offshore Supply Business fleet, UP Rubi, from EISA – Estaleiro Ilha S.A. in Rio de Janeiro, Brazil.

On August 20, 2009, we entered into a 17-year fixed interest credit facility with the Brazilian Development Bank, or BNDES, for $18.7 million to partially post-finance the construction of our PSV UP Rubi.

Between August 25 and 26, 2009, we entered into three cleared FFAs whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the C4TC of $36,867 (thirty six thousand eight hundred and sixty seven U.S. dollars) per day for a total of 15 days in September 2009 in exchange for receiving the average time charter rate for the C4TC.

Between September 7 and 30, 2009, we entered into five cleared FFAs whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the C4TC of $32,163 (thirty two thousand one hundred and sixty three U.S. dollars) per day for a total of 60 days (24 and 36 total days in September and October 2009, respectively) in exchange for receiving the average time charter rate for the C4TC for those periods.

Between October 8 and 30, 2009, we entered into four cleared FFAs whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the C4TC of $42,594 (forty two thousand five hundred and ninety three U.S. dollars) per day for a total of 40 days (5 and 35 total days in October and November 2009, respectively) in exchange for receiving the average time charter rate for the C4TC for those periods.

On October 29, 2009, our board of directors determined that UP Offshore (Bahamas) Ltd. (the holding company of our Offshore Supply Business) met the criteria under which a subsidiary may be classified as an Unrestricted Subsidiary for the 2014 Senior Notes Indenture and declared UP Offshore (Bahamas) Ltd. an Unrestricted Subsidiary.

On October 29, 2009, we renewed for a three-year term the employment contracts with our President and Chief Executive Officer, our Executive Vice President, our Chief Financial Officer and our Chief Accountant and the consultancy agreements with the companies controlled by them for the works they perform for us in various jurisdictions.

On October 30, 2009, we entered into a Standby Letter of Credit Facility Agreement with DVB Bank SE relating to a $21.5 million Standby Letter of Credit Facility to counter-guarantee the BNDES credit facility entered into on August 20, 2009.

Between November 3 and 26, 2009, we entered into nine cleared FFAs whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the C4TC of $52,228 (fifty two thousand two hundred and twenty eight U.S. dollars) per day for a total of 76 days (24, 42, 5 and 5 total days in each of November 2009, December 2009, January 2010 and February 2010 respectively) in exchange for receiving the average time charter rate for the C4TC for those periods.

On November 6, 2009, we paid $10.5 million corresponding to both of the fourth 20% installments due under the ship building contracts for our two PSVs under construction in China, plus $0.2 million corresponding to the two installments set forth in the Addendum to the original contract.

On November 17, 2009, we entered into a Memorandum of Agreement (MOA) whereby we agreed to sell our Capesize OBO vessel, Princess Susana for $10.3 million. The vessel was subsequently sold and delivered to owners in Lanshan, China, on December 10, 2009.

Between December 3 and 9, 2009, we entered into seven cleared FFAs whereby a subsidiary of ours contracted with LCH to pay a fixed weighted average time charter rate for the C4TC of $56,483 (fifty six thousand four hundred and eighty three U.S. dollars) per day for a total of 59 days (19, 35 and 5 total days in each of December 2009, January 2010 and February 2010 respectively) in exchange for receiving the average time charter rate for the C4TC for those periods.

On December 10, 2009, we drew down $18.7 million under the BNDES credit facility.

On December 15, 2009, we inaugurated our new yard for building barges in Punta Alvear, Rosario, Argentina.

On December 18, 2009, we entered into an MOA whereby we agreed to sell our Capesize OBO vessel, Princess Nadia for $14.7 million. The vessel was subsequently sold and delivered to owners in Quingdao, China, on January 28, 2010.

Recent Developments

On January 22, 2010, we entered into an MOA whereby we agreed to sell our remaining passenger vessel, Blue Monarch for $2.0 million. The vessel was subsequently sold and delivered on February 5, 2010.

On February 17, 2010, we entered into an MOA whereby we agreed to sell our Capesize OBO vessel, Princess Marisol for $13.5 million with expected delivery between March 20 and May 30, 2010.

On February 24, 2010, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 10 days per month between July and December 2010 (both inclusive) in exchange for a fixed rate of $29,500 (twenty nine thousand five hundred U.S. dollars) per day.

On February 26, 2010, we entered into a MOA whereby we agreed to acquire a 2003-built container vessel, the Frisian Commander for a total purchase price of $12.4 million. The container vessel has a rated carrying capacity of 1,118 TEUS.

On March 4, 2010, we entered into six FFA contracts whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 23 days on March 2010 in exchange for a fixed weighted average time charter rate of $36,739 (thirty six thousand seven hundred and thirty nine U.S. dollars) per day, 21 days per month between April and June 2010 (both inclusive) in exchange for a fixed rate of $39,000 (thirty nine thousand U.S. dollars) per day and 7 days per month between July and December 2010 (both inclusive) in exchange for a fixed rate of $33,250 (thirty three thousand two hundred and fifty U.S. dollars) per day.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. In December 2008, we decided to discontinue the operations of our Passenger Business and have recently sold and delivered to buyers our last passenger vessel, Blue Monarch. The accounting policies of the reportable segments are the same as those for the consolidated financial statements. We do not have significant inter-segment transactions.

Revenues

In our River Business, we contract for the carriage of cargos, in the majority of cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

In our Offshore Supply Business, we contract substantially all of our capacity under time charters to charterers in the North Sea and Brazil.

In our Ocean Business, we contract our cargo vessels either on a time charter basis or COA basis. Some of the differences between time charters and COAs are summarized below.

Time Charter (TC)

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

Time charter revenues accounted for 50% of the total revenues from our businesses for 2009, and COA revenues accounted for 50%. With respect to COA revenues in 2009, 59% were in respect of repetitive voyages for our regular customers and 41% were in respect of single voyages for occasional customers.

In our River Business, demand for our services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. In 2009 the Hidrovia Region suffered a very severe drought with a significant impact on volumes of agricultural commodities available for shipment which constitute the majority of our cargo, coupled with low water levels in the high Paraguay River which affected the navigability of our convoys. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during 2008 while in 2009 a larger part of our fleet was employed under COAs which means that our revenue and voyage expense lines are not directly comparable. During 2009 the average TC rate of the Baltic Capesize Index (BCI) was $42,656 (forty two thousand six hundred and fifty six U.S. dollars) per day, a reduction of 60% from an average of $106,025 (one hundred and six thousand and twenty five U.S. dollars) per day in 2008.

Expenses

Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, and marine insurance costs.

In addition to the vessel operating expenses, our other primary operating expenses in 2009 included general and administrative expenses related to ship management and administrative functions.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties which provide brokerage services and bunker costs incurred when our vessels are repositioned between the North Sea and Brazil, which are fully covered by us.

Through our River Business, we own a floating drydock and a repair facility for our river fleet at Pueblo Esther, Argentina, a new shipyard for building barges and other vessels in Punta Alvear, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina and a repair and shipbuilding facility in Ramallo, Argentina.

Through UP Offshore, we hold a lease for office space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We also hold a sublease to an office in Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.

Foreign Currency Transactions

During 2009, 92% of our revenues were denominated in U.S. dollars. Also, for the year ended December 31, 2009, 6% of our revenues were denominated and collected in British pounds and 2% of our revenues were denominated and collected in Brazilian reais. However, 31% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During 2009 significant amounts of our expenses were denominated in U.S. dollars and 17% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

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

Inflation, Rates of Exchange Variation and Fuel Price Increases

Inflationary pressures in the South American countries in which we operate may not be compensated by equivalent adjustments in the rate of exchange between the U.S. dollar and the local currencies. On the contrary, significant revaluation of the local currencies have had an incremental effect on the portion of our operating expenses incurred in those local currencies during part of 2009. Please see Foreign Currency Transactions.

In 2006 and thereafter, we have negotiated fuel price adjustment clauses in most of our contracts in the River Business. We may experience however temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly. Similarly, in some of our trades the adjustment formula may not be one hundred percent effective to reimburse us for fuel price fluctuations.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply and cost of fuel.

In our Ocean Business, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our immediate future operations, because most of our vessels are currently chartered to third parties and it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level.

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

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

	Year Ended December 31,
	2009	2008	Percent Change
Revenues
Attri Attributable to River Business	$79,477	$126,425	-37%
Attri Attributable to Offshore Supply Business	35,419	43,907	-19%
Attri Attributable to Ocean Business	105,633	133,243	-21%
Total revenues	220,529	303,575	-27%

Voyage expenses
Attributable to River Business	(36,566)	(66,782)	-45%
Attributable to Offshore Supply Business	(3,169)	(1,902)	67%
Attributable to Ocean Business	(20,840)	(6,606)	215%
Total voyage expenses	(60,575)	(75,290)	-20%

Running cost
Attributable to River Business	(29,285)	(37,012)	-21%
Attributable to Offshore Supply Business	(18,172)	(16,719)	9%
Attributable to Ocean Business	(32,575)	(35,455)	-8%
Total running costs	(80,032)	(89,186)	-10%

Amortization of dry docking and intangible assets	(4,143)	(4,367)	-5%
Depreciation of vessels and equipment	(37,609)	(34,253)	9%
Loss on write-down of vessels	(25,000)	--
Administrative and commercial expenses	(25,065)	(24,396)	3%
Other operating income, net	2,844	6,513	-56%
Operating (loss) profit	(9,051)	82,596	-111%

Financial expense and other financial income (expenses), net	(23,237)	(30,542)	-24%
Financial income	340	1,156	-71%
Gains on derivatives	241	8,816	-97%
Investment in affiliates	(28)	(442)	-94%
Other, net	(707)	(558)	27%
Total other income (expenses)	(23,391)	(21,570)	8%
(Loss) Income from continuing operations before income taxes	$(32,442)	$61,026	-153%
Income taxes (expenses) benefit	(5,355)	4,173	-228%
(Loss) Income from continuing operations	(37,797)	65,199	-158%

(Loss) from discontinued operations	$(2,131)	$(16,448)	-87%
Net (Loss) income	$(39,928)	$48,751	-182%
Net (loss) income attributable to non-controlling interest	(90)	1,228	-107%
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(39,838)	47,523	-184%

Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) Income from continuing operations	(37,707)	63,971	-159%
(Loss) from discontinued operations	(2,131)	(16,448)	-87%
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(39,838)	47,523	-184%

Revenues. Total revenues from our River Business decreased by 37% from $126.4 million in 2008 to $79.5 million in 2009. This $46.9 million decrease is partially attributable to the fuel adjustment formula in our contracts of affreightment, which decreased the freight rate per ton by $3.91, totalizing a decrease of $11.8 million. Volume transported decreased by 30%, mainly due a severe drought that affected soybean production in the region during 2009 and lower production rates of the Corumba iron ore mines during 2009 when compared to 2008, coupled with lower levels of water in the Paraguay rivers which affected the navigability of this river over the last months of 2009. This decrease was marginally offset by an increase in pricing and cargo mix which represented an increase of $0.13 per ton explaining an increase of $1.0 million.

Total revenues from our Offshore Supply Business decreased by 19% from $43.9 million in 2008 to $35.4 million in 2009. This $8.5 million decrease is primarily attributable to lower earnings of our vessels operating in the North Sea due to lower rates than the ones prevailing during 2008. Our two vessels UP Esmeralda and UP Safira, which operated in 2008 and the majority of 2009 in the North Sea, generated together $9.1 million less in revenues than in 2008 and were repositioned to Brazil at the end of 2009 to commence a long-term employment with Petrobras. Our vessel UP Topazio operated during the first 8 months of 2009 in the North Sea and was later re-positioned in Brazil where she commenced operation under a long-term charter with Petrobras. The total time lost during repositioning and waiting for documentation clearance in Brazil during 2009 was 49 days. The total decrease in revenues was partially offset by the delivery our vessel UP Rubi which operated in Brazil from August 2009 onwards generating $3.6 million in revenues, and by slightly higher revenues of our vessels UP Agua-Marinha and UP Diamante operating in Brazil due to contract renewals at higher rates.

Total revenues from our Ocean Business decreased $27.6 million, from $133.2 million in 2008 to $105.6 million in 2009, or a decrease of 21%. This decrease is mainly attributable to the lower time charter rates obtained by our four Capesize vessels that operated during 2009 as compared to 2008. The average TC rate of the BCI in 2008 was $106,025 per day as compared to $42,656 in 2009, a reduction of 60% and our vessels operated for most of 2008 index linked at high market prevailing rates. Our Capesize vessels generated in the physical market total revenues of $41.5 million in 2009, a reduction of $66.6 million over 2008. This reduction in revenues was partially offset by the fact that some of our vessels operated under COAs in 2009 whereas in 2008 they had been employed under time charter (for a complete explanation of the differences between COA and time charter see "Factors Affecting Our Results of Operations – Revenues") and offset also by the net effect of settlements of the FFA positions accounted for as cash flow hedges that resulted in a net increase in Ocean Business revenues of $32.3 million, by a $2.4 million increase in revenues in 2009 by our tanker vessel Austral due to a full year of operation as opposed to 9 months of operation in 2008 and by an increase of $3.8 million in revenues generated by our tanker vessel Mediator I which started operation in April 2009.

Voyage expenses. In 2009, voyage expenses of our River Business were $36.6 million, as compared to $66.8 million for 2008, a decrease of $30.2 million, or 45%. The decrease is mainly attributable to lower fuel and port expenses, representing a decrease of $25.3 million and $5.5 million respectively consistent with 30% lower volumes and with lower prices of fuel. Lower fuel prices resulted in a $13.1 million reduction in fuel costs, while the remaining $12.2 million resulted from a smaller overall volume of fuel consumed consistent with a lower total volume of cargo transported in the year. The $5.5 million decrease in port expenses was primarily attributable to a decrease in the utilization of third party harbour tugs and the decrease in other port expenses, such as charge and discharge expenses, custody, pilotage and mooring and unmooring expenses, all attributable to the lower volume transported.

In 2009, voyage expenses of our Offshore Supply Business were $3.2 million, as compared to $1.9 million in 2008. This increase of $1.3 million, or 67% is primarily attributable to expenses related to the repositioning of our UP Topazio and our UP Safira from the North Sea into Brazil and to the contractual penalty associated with the late delivery of our UP Rubi to Petrobras (the latter charge is a non-cash provision for this penalty which, depending on our discussion with Petrobras, may be deductible from hire over the 4-year duration of the charter); partially offset by a reduction in the brokerage commissions incurred by the three vessels which operated in the North Sea due to lower earnings of these vessels in 2009 compared with 2008 (Please refer to Offshore Supply Business revenues explanation above).

In 2009, voyage expenses of our Ocean Business were $20.8 million, as compared to $6.6 million for 2008, an increase of $14.2 million, or 215%. This increase is primarily attributable to the employment of our four Capesize vessels under Contract of Affreightment during most part of 2009 resulting in the incurrence of port expenses and bunker costs for our account, whereas during 2008 most of our vessels operated under time charter, the full year bareboat charter hire paid in 2009 for our Product Tanker Austral compared with only 8 months in 2008 and the bareboat charter hire paid for one of our Product Tanker, Mediator I, delivered to us on April 2009, partially reduced by the lower brokerage commissions on the operations of our Capesize fleet related to their lower time charter earnings in 2009 when compared to the same period on the previous year.

Running costs. In 2009, running costs of our River Business were $29.3 million, as compared to $37.0 million in 2008, a decrease of $7.7 million, or 21%. This reduction in costs is mainly attributable to a reduction in running costs of our river fleet mainly due to a lower utilization of our river equipment resulting from lower volumes of cargo transported coupled with a $1.7 million or 12% reduction in crew costs.

In 2009, running costs of our Offshore Supply Business were $18.2 million, as compared to $16.7 million in 2008, an increase of $1.5 million, or 9%. This increase in running costs in 2009 is mainly attributable to the commencement of operations of our UP Rubi in August 2009 which generated running costs of $1.3 million and an increase of $1.1 million in crew costs of our vessels operating in Brazil in 2008 and 2009, UP Agua-Marinha and UP Diamante, partially offset by a reduction of $0.3 million in crew costs of our three vessels operating in the North Sea during 2009 when compared to the previous year and a decrease of $0.6 million in supply and maintenance cost of the five vessels which operated during 2008.

In 2009, running costs of our Ocean Business were $32.6 million, as compared to $35.5 million in 2008, a decrease of $2.9 million, or 8%. This decrease is explained mainly by lower running costs in our Capesize vessel Princess Marisol, our Product Tankers Amadeo and Alejandrina and our inland Tank Barge Parana Petrol, all of which underwent significant repairs during 2008 accounting for a $4.1 million decrease in 2009. The decrease in costs was partially offset by the higher cost of a full year of operation of our Product Tanker Austral ($1 million) and eight-month operation of our Mediator I ($1.7 million), which commenced operations in April 2008 and April 2009, respectively.

Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets in 2009 were $4.1 million, as compared to $4.4 million, a decrease of $0.3 million, or 7% . This decrease is primarily attributable to a reduced level of amortization of drydock of our Capesize vessels ($0.9 million) partially reduced by an increased level of amortization on our PSVs, in particular of our UP Topazio and UP Agua-Marinha which account for an increase of $0.2 million each.

Depreciation of vessels and equipment. Depreciation increased by $3.4 million, or 10%, to $37.6 million in 2009 as compared to $34.3 million in 2008. This increase is primarily attributable to a $1.3 million higher depreciation of our vessel Princess Marisol in 2009 than in 2008, coupled with the delivery of our PSV UP Rubi ($0.5 million) which commenced operation in August 2009 and additional $1.4 million charge in 2009 attributable to our dry barges in our river business associated with barge enlargements and bottom replacements in 2009 which increased the value of some of our barges.

Administrative and commercial expenses. Administrative and commercial expenses were $25.1 million in 2009 as compared to $24.4 million in 2008, resulting in an increase of $0.7 million or 3% mainly associated with cost of personnel.

Loss on write-down of vessels. For the year 2009, a non-cash loss of $25.0 million is included corresponding to an impairment of the book value of our Princess Marisol.

Other operating income, net. Other operating income was $2.8 million in 2009 as compared to $6.5 million in 2008. This decrease of $3.7 million, or 57% is mainly explained by the effect of $1.0 million of insurance claims received in 2008 in connection with damage suffered by a heavy fuel engine upon its arrival in Argentina, and to $2.7 million related to the delay and loss of hire insurances of our UP Esmeralda, UP Topazio and Amadeo during 2008.

Operating (loss) profit. Operating profit for the year 2009 was $(9.0) million, a decrease of $91.6 million, or 111% from the $82.6 million operating profit in 2008. The decrease is mainly attributable to a $42.7 million decrease in our Ocean Business operating profit attributable mainly to lower time charter rates obtained by our four Capesize vessels in 2009 as compared to 2008. Our Offshore Supply Business operating profit decreased by $12.8 million attributable mainly to a decrease of $14.3 million in the operating profit obtained by our three vessels that operated in the North Sea during 2009, partially offset by a $0.6 million lower cost of overhead and by a $0.1 million increase explained by our vessel UP Rubi which commenced operations in August 2009. Our River Business operating profit decreased $12.4 million which resulted mainly from a decrease of $12.1 million in the operating profit of our barge operation, net of our salvatage operation gains, associated mainly by a decrease of 30% in volumes in 2009 when compared to the same period last year.

Financial expense and other financial income (expenses). Financial expense decreased to $23.2 million in 2009 as compared to $30.5 million in 2008, a $7.3 million or 24% decrease. This decrease is mainly attributable to a lower amount of outstanding debt in 2009 when compared with 2008 explained by the fact that between March and June 2009 we voluntarily prepaid a total of $22.9 million of our variable interest debt. The decrease in financial expense and other financial expenses is also partially explained by a decrease in the LIBO rate from an average 2.9% in 2008 to a 0.7% in 2009.

Financial income. Financial income in 2009 decreased by $0.9 million to $0.3 million from $1.2 million in 2008. This decrease is mainly attributable to lower interest rates and lower cash balances held on average in 2009 than the previous year.

Gains on derivatives. Gain on derivative instruments decreased to $0.2 million, from $8.8 million in 2008. This decrease was primarily attributable to a $6.3 million gain on FFAs, and to a $2.4 million non-cash gain on forward sales of foreign currency (British pound) in the fourth quarter of 2008, which did not qualify as hedge for accounting purposes.

Income taxes (expenses). The charge on income taxes in 2009 was $5.4 million, compared with a gain of $4.2 million in 2008. The gain in 2008 principally reflects the reduction in the provision for deferred income tax liability from unrealized foreign currency exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary of $5.0 million given the devaluation of the Brazilian real during the fourth quarter of 2008, and the benefit of income tax losses carry-forward of our operations in Argentina in the same year, partially offset by current income tax charges on our River Business operations while in 2009 the revaluation of the Brazilian real against the U.S. dollar caused a charge of $5.6 million in the provision for deferred income tax liability from unrealized foreign currency exchange gains on U.S. dollar-denominated debt of our Brazilian subsidiary, which was partially offset by a benefit of $0.8 million of income tax losses carry-forward of our operations in Argentina.

Non-controlling interest. Non-controlling interest decreased by $1.3 million, or 100%, to $(0.1) million in 2009 as compared to $1.2 million in 2008. This decrease is attributable to lower results of our subsidiary in the Offshore Supply Business where we have a non-controlling partner that holds 5.56% of our Offshore Supply Business.

(Loss) from discontinued operations. Losses from discontinued operations, net of tax, decreased by $14.3 million from a loss of $16.4 million in 2008 to a loss of $2.1 million in 2009. This decrease in loss is mainly attributable to the write-off of $5.8 million in the carrying value of our Blue Monarch in the fourth quarter of 2008 and higher operating losses of this vessel during 2008 compared to a loss of $1.8 million attributable to expenses and overhead related to our passenger vessel Blue Monarch which did not operate during 2009 and remained in lay up.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

	Year Ended December 31,
	2008	2007	Percent Change

Revenues
Attri Attributable to River Business	$126,425	$93,940	35%
Attri Attributable to Offshore Supply Business	43,907	41,514	6%
Attri Attributable to Ocean Business	133,243	58,353	128%
Total revenues	303,575	193,807	57%

Voyage expenses
Attributable to River Business	(66,782)	(42,673)	56%
Attributable to Offshore Supply Business	(1,902)	(1,822)	4%
Attributable to Ocean Business	(6,606)	(2,059)	221%
Total voyage expenses	(75,290)	(46,554)	62%

Running cost
Attributable to River Business	(37,012)	(26,149)	42%
Attributable to Offshore Supply Business	(16,719)	(13,991)	19%
Attributable to Ocean Business	(35,455)	(17,813)	99%
Total running costs	(89,186)	(57,953)	54%

Amortization of drydocking and intangible assets	(4,367)	(7,385)	-41%
Depreciation of vessels and equipment	(34,253)	(22,883)	50%
Administrative and commercial expenses	(24,396)	(20,355)	20%
Other operating income	6,513	10,944	-40%
Operating profit	82,596	49,621	66%

Financial expense and other financial expenses	(30,542)	(20,440)	49%
Financial Income	1,156	2,916	-60%
Gain (loss) on derivative instruments, net	8,816	(17,801)	--
Investment in affiliates	(442)	(28)	--
Other, net	(558)	(339)	65%
Total other expenses	(21,570)	(35,692)	-40%
Income from continuing operations before income taxes	$61,026	$13,929	338%
Income taxes (expenses) benefit	4,173	(4,832)	--
Income from continuing operations	65,199	9,097	617%

Loss from discontinued operations	$(16,448)	$(3,917)	320%
Net income	$48,751	$5,180	841%
Net income attributable to non-controlling interest	1,228	739	66%
Net income attributable to Ultrapetrol (Bahamas) Limited	47,523	4,441	970%

Amounts attributable to Ultrapetrol (Bahamas) Limited:
Income from continuing operations	63,971	8,358	665%
Income (loss) from discontinued operations	(16,448)	(3,917)	320%
Net income attributable to Ultrapetrol (Bahamas) Limited	47,523	4,441	970%

Revenues. Total revenues from our River Business increased by 35% from $93.9 million in 2007 to $126.4 million in 2008. This $32.5 million increase is primarily attributable to the fuel adjustment formula which increased the freight rate per ton $3.79, totalizing $16.4 million. Volume transported increased by 6%, mainly due to a 145% increase in iron and manganese ore products and 9% in petroleum products. However, the soy crop was not as favorable as in 2007, thereby the total soy complex tons decreased by 7%. Finally, an increase in pricing and a more favorable cargo mix increased the tariffs $2.21 per ton, which represented $9.7 million in additional revenues.

Total revenues from our Offshore Supply Business increased by 6% from $41.5 million in 2007 to $43.9 million in 2008. This $2.4 million increase is primarily attributable to a full year of operation of our UP Diamante in 2008 which rendered a $3.1 million or 65% revenue increase, as compared to almost eight months of operation in 2007 at the same rate. In addition, our UP Topazio's average rate increase to GBP 16,000 per day, obtained by operating in the North Sea in 2008, accounted for a $2.7 million or 36% increase relative to its operation in Brazil during 2007. Revenues were partially offset by the lesser number of operational days of our vessel UP Esmeralda as a consequence of propulsion damage which ultimately decreased revenues by $3.0 million or 24% (while the loss of hire of this vessel is covered by insurance, the amount of this insurance is accounted for under "Other operating income") and slightly lower average earnings of our UP Safira, which operated under a long term charter in the North Sea at a rate of GBP 12,600 per day.

Total revenues from our Ocean Business increased $74.8 million, from $58.4 million in 2007 to $133.2 million in 2008, or an increase of 128%. This increase is attributable to the higher time charter rates obtained by our three Suezmax OBO vessels Princess Nadia, Princess Susana and Princess Katherine in 2008 as compared to 2007 which translated to $40.1 million increase in revenues, and to a full year of operation of our Capesize vessel Princess Marisol, which was delivered to us in November 2007 and that accounted for an additional $26.2 million,  coupled with a full year of operation in 2008  of our Product Tankers Alejandrina and Amadeo, delivered in March and August 2007, respectively, which accounted for an increase in revenues of $8.0 million. In addition, the increase is also partly explained by a full year of operation of our Miranda I  that accounted for an $1.7 million increase, which had undergone a conversion to double hull in the second quarter of 2007, and the operations of our bareboat chartered Product Tanker Austral which increased revenues by $4.6 million, delivered in April 2008; partially offset by the sale of our Aframax vessel, Princess Marina in September 2007, decreasing revenues by $2.8 million in September 2007, and by the net effect of settlements of the FFA positions accounted for as cash flow hedges during 2008 that resulted in a decrease in Ocean Business revenues of  $1.5 million.

Voyage expenses. In 2008, voyage expenses of our River Business were $66.8 million, as compared to $42.7 million for 2007, an increase of $24.1 million, or 56%. The increase is mainly attributable to an increase in fuel and port expenses consistent with higher fuel prices and larger volumes of cargo transported. The raise in fuel prices represents a $15.3 million increase in fuel costs while the larger volume of tons transported required additional fuel consumption of $2.9 million. The $5.9 million increase in port expenses was primarily generated by an increase in the use of Third party harbour tugs and an increase in the dollar cost of port expenses incurred in local currency due to its revaluation against the U.S. dollar, specially the Paraguayan currency which revalued 18% during 2008.

In 2008, voyage expenses of our Offshore Supply Business were $1.9 million, as compared to $1.8 million in 2007. This increase of $0.1 million, or 4% is primarily attributable to the delivery and commencement of operation of the UP Diamante in May 2007 which accounted for an increase in expenses of $0.2 million and to the increase in the brokerage commissions due to the higher average rates obtained by our UP Agua-Marinha and UP Esmeralda, partially offset by lower voyage expenses incurred by our UP Topazio which underwent positioning expenses (mainly bunkers) during the fourth quarter of 2007.

In 2008, voyage expenses of our Ocean Business were $6.6 million, as compared to $2.1 million for 2007, an increase of $4.5 million, or 221%. This increase is primarily attributable to the brokerage commissions paid through the operation of our Capesize vessel Princess Marisol, which only commenced its activity with us in November 2007, to its employment under COA mode during part of the first and fourth quarter of 2008 resulting in the incurrence of port expenses and bunker costs during those periods therefore increasing expenses by $0.7 million. Voyage expense increase is also explained by the bareboat charter hire of $2.3 million paid for our bareboat chartered Product Tanker Austral delivered to us in April 2008, the increase of $0.6 million in brokerage commissions on the operations of our Capesize / Suezmax OBO fleet related to their higher time charter earnings, and husbandry expenses of our Miranda I of $0.4 million.

Running costs. In 2008, running costs of our River Business were $37.0 million, as compared to $26.1 million in 2007, an increase of $10.9 million, or 42%. This increase is primarily attributable to higher boat and barge operational costs consistent with the increase in volumes carried and the increase in fleet size, due to the incorporation of the Otto Candies convoy since March 2007; the addition in August 2007 of 33 barges and one pushboat, the addition, between April and May 2008, of 57 barges and three pushboats acquired in USA, and the overall revaluation during the first three quarters of 2008 of the local currencies against the U.S. dollar. The previously mentioned revaluation of the local currencies against the U.S. dollar also contributed to the increase in the operational costs.

In 2008, running costs of our Offshore Supply Business were $16.7 million, as compared to $14.0 million in 2007, an increase of $2.7 million, or 19%. This increase is primarily attributable to the full year operation of the UP Diamante as opposed to its partial operation in 2007 since May, and an increase in our Brazilian operation expenses primarily attributable to both the appreciation of the Brazilian real in the amount of $0.9 million and a general increase in operating and crew costs in Brazil that accounted for $1.4 million.

In 2008, running costs of our Ocean Business were $35.5 million, as compared to $17.8 million in 2007, an increase of $17.7 million, or 99%. This increase is mainly attributable to the cost of a full year of operation of our Product Tankers Alejandrina and Amadeo acquired in March and August 2007 respectively, which together account for a $6.0 million increase in costs. In addition, our Capesize vessel Princess Marisol was incorporated in November 2007 and accounted for a $5.6 million increase while our Product Tanker Austral which started operations on April 2008, accounted for a $2.0 million increase.  During 2008, a general increase in running costs of our ocean vessels occurred, partly explaining the running cost variation.

Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets decreased by $3.0 million, or 41%, to $4.4 million in 2008 as compared to $7.4 million in 2007. This decrease is primarily attributable to the sale of our Aframax vessel, Princess Marina, in September 2007 which diminished drydocking costs by $1.2 million, and a reduced level of amortization of drydock of our Suezmax OBO vessels Princess Nadia, Princess Susana and Princess Katherine represented by a $1.8 million decrease and of our dry barges.

Depreciation of vessels and equipment. Depreciation increased by $11.4 million, or 50%, to $34.3 million in 2008 as compared to $22.9 million in 2007. This increase is primarily attributable to the entry into operation of our Product Tanker Amadeo in August 2007 which increased depreciation by $1.4 million, and of our Capesize vessel Princess Marisol in November 2007 which in turn represented a $9.3 million increase, the additional depreciation associated with the acquisitions of the Otto Candies convoy and 90 Mississippi barges, four pushboats acquired in the United States of America, the delivery by the yard and entry into operation of the UP Diamante in May 2007 which accounted for $0.3 million, the increased value of our Miranda I (which was converted to double hull during the second quarter of 2007), the depreciation associated with machinery added to our yard in Ramallo and the additional depreciation associated with the barge enlargement program and the barges included in the bottom replacement program; the total depreciation of the dry barge fleet was $2.8 million. This increase is partially offset by the sale of our Aframax vessel Princess Marina on September 2007 which decreased depreciation by $1.0 million, and by the reduction in the depreciation charge of our Suezmax OBO vessels of $2.0 million.

Administrative and commercial expenses. Administrative and commercial expenses were $24.4 million in 2008 as compared to $20.4 million in 2007. This increase of $4.0 million, or 20% is mainly attributable to an increase in salaries and related charges, as well as to the revaluation of local currencies of some South American countries against U.S. dollar for the first nine months of 2008 (such as the Paraguayan guarani which revaluated from an average of PYG 5,172 per dollar in 2007 to an average of PYG 4,434 per dollar in 2008).

Other operating income. Other operating income was $6.5 million in 2008 as compared to $10.9 million in 2007. This decrease of $4.4 million, or 40% is mainly attributable to the effect of the sale of our Aframax vessel Princess Marina in September 2007, partially offset by increases in other operating income due to insurance claims in connection with damage suffered by a heavy fuel engine upon its arrival in Argentina, and related to the delay and loss of hire insurances of our UP Esmeralda, UP Topazio and Amadeo during 2008.

Operating profit. Operating profit for the year 2008 was $82.6 million, an increase of $33.0 million, or 66% from the $49.6 million operating profit in 2007. The increase is mainly attributable to an improved performance of our Ocean Business (a $39.0 million increase), partially offset by a $5.9 million decrease in the River Business operating profit from 2007.

Financial expense and other financial expenses. Financial expense increased to $30.5 million in 2008 as compared to $20.4 million in 2007, a $10.1 million or 49% increase. This increase in expenses is mainly attributable to larger average total quarterly outstanding debt which was $269.9 million in 2007 in contrast with $361.0 million in 2008; partially offset by lower average interest rates paid and higher capitalized interest related to our PSVs under construction, and to a $5.4 million increase in losses due to fluctuations in foreign currencies against the U.S. dollar.

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

B.           LIQUIDITY AND CAPITAL RESOURCES

We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of debt, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

At December 31, 2009, we had aggregate indebtedness of $405.5 million, consisting of $180.0 million aggregate principal amount of our Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. of $28.2 million under a senior loan facility with DVB Bank AG ("DVB") of $9.5 million and $18.7 million under a loan facility with BNDES, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $65.9 million under two senior loan facilities with DVB, indebtedness of our subsidiary Ingatestone Holdings Inc. of $24.2 million under a senior loan facility with DVB and Natixis as co-lenders, indebtedness of our subsidiary Stanyan Shipping Inc. of $11.1 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $11.1 million under a senior loan facility with Nordea Bank, indebtedness of the Company of $10.0 million under a revolving credit line with Banco BICE, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $60.0 million in the aggregate under two senior loan facilities with International Finance Corporation, indebtedness of our subsidiary UABL Paraguay S.A. of $15.0 million under a senior loan facility with The OPEC Fund for International Development ("OFID"), and total accrued interest of $2.0 million. Please refer to "Description of Credit Facilities and Other Indebtedness" elsewhere herein.

At December 31, 2009, we had cash and cash equivalents on hand of $53.2 million.

Operating Activities

During the year ended December 31, 2009, we generated $38.7 million in cash flow from operations compared to $71.3 million in the year ended December 31, 2008. Net loss for the year ended December 31, 2009 was $39.8 million as compared to $47.5 million in the year ended December 31, 2008, a decrease of $87.3 million.

 Cash flow from operating activities decreased by $32.6 million, to $38.7 million in 2009 from $71.3 million in 2008. This decrease of 46.0% in cash flow from operations is mainly attributable to a decline in the operating performance by our Ocean Business fleet (in particular our Capesize OBO fleet) due to the decrease in the market rates experienced in the Baltic Capesize Index during 2009 when compared to 2008. In the case of our three OBO vessels, they generated a gross profit contribution (defined as hire or freight revenues minus voyage expenses and running costs, or "GPC") in 2009 of $9.8 million, compared to $63.4 million in 2008, a decrease of $53.6 million or 85%. In addition to this decrease in cash flow from the OBO fleet, our Capesize vessel Princess Marisol explains a $21.4 million decrease in cash flow from operations on the back of lower rates. Partially offsetting this decrease in cash flow is the effect of the net settlements of FFAs which qualified as cash flow hedges in 2009 for $32.3 million, and the increase in GPC from the Amadeo operation for $1.8 million, for a total increase in cash flow provided by operations by these two factors between 2009 and 2008 of $34.1 million. The River Business accounted for a decrease in cash flow at the GPC level of $9.0 million attributable to lower operating performance on account lower volumes transported because of droughts which affected yields in the Hidrovia Region as well as navigability due to low water levels in certain parts of the river, with the Offshore Supply Business also contributing to the decrease in cash flow from operations through an $11.2 million decrease in GPC. Another contributing factor to the decrease in cash flow from operations between 2009 and 2008, is a $3.7 million decrease in other operating income which is the net result of the effects of the sale of the Princess Susana in 2009 and of the receipt of insurance proceeds for various reasons in 2008. Finally, expenditures for dry docking increased $2.1 million with the dry docks of certain of our Capesize OBO vessels taking place in 2009, while the discontinued operations from our Passenger Business accounted for a decrease of $8.7 million in cash flows used by operations.

Cash flow from operating activities increased by $29.4 million, to $71.3 million in 2008 from $41.9 million in 2007. This increase of 70.0% in cash flow from operations is mainly attributable to a significant improvement in the operating performance by our Ocean Business fleet (in particular our Capesize OBO fleet) due to the increase in the market rates experienced in the Baltic Capesize Index during 2008 when compared to 2007. In the case of our three OBO vessels, they generated a GPC in 2008 of $63.4 million, compared to $26.7 million in 2007, an increase of $36.6 million or 137%. In addition to this increase in cash flow from the OBO fleet, our Capesize vessel Princess Marisol (which started operations in November 2007) explains a $19.2 million increase in cash flow from operations through a combination of higher rates but more importantly due to a substantially higher number of days in operation in 2008 when compared to 2007. Partially offsetting this increase in cash flow are the combined effects of the sale of the Princess Marina in November 2007 (which meant a decrease in GPC in 2008 compared to 2007 of $3.0 million) and of the net settlements of FFAs which qualified as cash flow hedges in 2008 for $1.9 million, for a total cash flow used in operations by these two factors of $4.9 million. The River Business accounted for a decrease in cash flow at the GPC level of $2.5 million with the Offshore Supply Business also contributing to the decrease in cash flow from operations through a $0.4 million decrease in GPC. Another contributing factor to the decrease in cash flow from operations between 2008 and 2007, is a $4.4 million decrease in other operating income which is the net result of the effects of the sale of the Princess Marina in 2007 and of the receipt of insurance proceeds for various reasons in 2008. Finally, administrative and commercial expenses increased by $4.0 million or 20% in 2008, expenditures for dry docking also increased $0.4 million, while discontinued operations from our Passenger Business accounted for a decrease of $10.0 million in cash flow from operations.

Investing Activities

During the year ended December 31, 2009, we disbursed $12.2 million for our new barge building yard which was inaugurated on December 15, 2009, $4.7 million was advanced for the purchase of 25 heavy fuel engines for our re-engining project, $13.0 million to enlarge and refurbish barges and pushboats,  $4.6 million to complete the construction of our new pushboat Zonda I and $2.5 million for the engine installation in our pushboat Pampero I in our River Business; $14.6 million to fund the advances on the four PSVs that are being constructed in India, $21.4 million to fund the advances on the two PSVs that are being constructed in China and $4.3 million in relation to our PSV vessel UP Rubi, which was delivered to us on August 7, 2009, in our Offshore Supply Business; and we disbursed $5.6 and $1.1 million to fund additional improvements and steel replacement on our Capesize vessel Princess Marisol and our Parana Petrol, respectively, and $0.5 million to install an inert gas system on our Product tankers Alejandrina and Miranda I, in our Ocean Business.

Financing Activities

Net cash used in financing activities was $7.8 million during the year ended December 31, 2009, compared to $58.3 million during the year ended December 31, 2008, a $66.1 million decrease in cash provided by financing activities. The decrease in cash flow provided by financing activities is mainly attributable to a $84.7 million decrease in proceeds from long-term financial debt, an increase of $22.9 million in early repayments of long-term financial debt (which include $18.8 million we voluntarily prepaid between March and April 2009 under the $25.0 million four-year term secured loan agreement with Banco Bice and $4.1 million we partially prepaid on June 2009 under our $20.2 million six-year term secured loan agreement with Nordea Bank), partially offset by a $19.5 million decrease in cash used to repurchase common shares, a $15.0 million decrease in cash used in net decrease of short-term financial debt and by a $4.2 million decrease in cash used to pay for scheduled repayments of long-term financial debt.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring other assets including second-hand ocean vessels, repairing some of our barges,  funding the construction of barges in our new shipyard at Punta Alvear, replacing the engines in our line pushboats with new engines that burn less expensive heavy fuel oil. We currently estimate that the construction of new vessels that are currently on order in India will require additional funds of approximately $39.6 million, out of which $8.6 million will be financed with our own cash and $31.0 million with the part of the undrawn proceeds committed under the DVB / Natixis loan facility. We estimate that for 2010 and 2011 the cost of increasing the size of our barges contemplated in the enlargement project will be around $14.6 million, the cost of new barge construction at our new yard will be approximately $33.0 million and that the cost of replacing the engines in our line pushboats will be in the order of $11.5 million. Additionally, we estimate that funds to be paid in connection with the construction of our PSVs in China will amount to $10.5 million. We expect to disburse $12.4 million for the acquisition of a container ship for our Ocean Business. We may order additional vessels and or incur other capital expenditures which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

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

Revenue Recognition

We record revenue when services are rendered, when we have signed a charter agreement or another evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured.

The Company does not begin recognizing revenue if the charter agreement has not been entered into with the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

We earn our revenues under time charters, bareboat charters, consecutive voyage charters or affreightment / voyage contracts. We earn and recognize revenue from time charters and bareboat charters on a daily basis. Within the shipping industry, there are two methods used to account for consecutive voyage charters or affreightment / voyage contracts: (1) ratably over the estimated length of each voyage and (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying its revenue recognition method, management believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy.

Insurance claims receivable

Insurance claims receivable comprise claims submitted relating to Hull and Machinery (H&M), Protection and Indemnity (P&I), Loss of Hire (LOH) and Strike insurance coverage. They are recorded when the recovery of an insurance claim is probable. Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident. The amount of the receivable is based on the type of the claim. These receivables are estimated based upon the insured losses incurred on damages to the vessels and historical experience with similar claims. These claims are subject to uncertainty related to the results of negotiated settlements and other developments.

Depreciation

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

We compute depreciation net of the estimated scrap value which is equal to the product of each vessel's lightweight tonnage and estimated scrap value per lightweight ton ("lwt"). We use scrap value at the time the vessel was purchased or delivered by the shipyard, which will likely fluctuate over time. The estimated scrap value ranged from $180 to $300 per lwt. Estimated scrap values are based on price levels in effect at the time vessels are purchased.

We record depreciation using the straight-line method over the estimated useful lives of our vessels. Useful life is determined through economic analysis, such as reviewing existing fleet plans, obtaining appraisals and comparing estimated lives to other industrial transportation companies that operate similar fleets. Second hand vessels are assigned lives that are generally consistent with the experience of Ultrapetrol, the practice of other industrial transportation companies and laws or regulations affecting the vessels operations.

Drydocking

Within the shipping industry, two methods are used to account for drydockings: (1) the deferral method, in which drydocking costs are capitalized and then amortized over the estimated period to the next scheduled drydocking, and (2) the incurred method, in which drydocking costs are expensed as incurred. We use the deferral method and amortize drydocking costs on a straight-line basis over the period to the next drydock, generally 24 to 36 months. The costs we incur at the dry-dock yard are mainly comprised of painting the vessel's hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities which have to be made in order to bring or keep the vessel into compliance with classification standards. We expense expenditures for maintenance and minor repairs as we incur them. We believe the deferral method better matches costs with revenue than expensing the costs as incurred. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the amortization expense if the subsequent drydock is expected earlier than anticipated. In estimating the periods, we primarily have relied upon actual experience with the same or similar vessels types, current and projected future market information, and recommendations from classification societies.

Impairment of long-lived assets

We perform tests for impairment of long-lived assets whenever events or circumstances suggest that long-lived assets may not be recoverable. An impairment is only deemed to have occurred if the forecasted undiscounted future cash flows related to the assets are less than the carrying value of the assets.  If the forecasted cash flows from long lived assets are less than the carrying value of such assets, then we must write down the carrying value to its estimated fair value. This assessment is made at the individual vessel level if separately identifiable cash flow information for each vessel is available. The cash flow period is based on the remaining lives of the vessels which range from 4 to 24 years. Forecasting future cash flows involves the use of significant estimates and assumptions. Revenue and expense assumptions used in the cash flow projections are consistent with internal projections and reflect our current economic outlook.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, estimated scrap value  and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

During 2009, given the overriding effects of the global economic slowdown, demand for the dry-bulk Ocean Business vessels was soft.  Accordingly, the Company based upon the information that was known to it as of December 31, 2009 recorded an impairment charge of $25 million to write down the carrying amount of its Capesize vessel, Princess Marisol, to its estimated fair value as of December 31, 2009.

Freight Forward Agreements (FFA)

 From time to time we enter into FFAs either via a clearing house or over the counter with an objective to utilize them as hedging instruments that reduce our exposure to volatility in the spot market rates earned by certain of our vessels in the normal course of our Ocean Business.

We recognize all of our derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and the type of hedging relationship.

For derivative financial instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative financial instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the hedged transaction in the same period or periods which the hedged transaction affects earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in income.

Derivative financial instruments that are not designated as hedges are adjusted to fair value through income.

We believe our FFAs will be highly effective during their term in offsetting changes in cash flow attributable to the volatility in spot market rates in our Ocean Business. We perform both a prospective and retrospective assessment to this effect, at least quarterly, including assessing the possibility of counterparty default. If we determine that a derivative is no longer expected to be highly effective, we discontinue hedge accounting prospectively and recognize subsequent changes in the fair value of the hedge on our consolidated statements of income. The Company assesses the effectiveness of the hedging program using the dollar offset method. Under this method hedge effectiveness is measured by comparing the overall changes in the expected cash flows of the hedge contracts with the changes in the expected cash flows for the forecasted time charter revenues.

As a result of the sale of our Capesize vessel, Princess Marisol, as described in the Recent Developments section, FFA positions maturing between May and December 2010 with notional amounts totaling $15.8 million will no longer be probable of occurring and thus will not qualify as effective cash flow hedges.  The gain related to these positions reported in other comprehensive income at December 31, 2009, will be reclassified into first quarter 2010 earnings.

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

In our River Business, we have most of our freight agreements adjusted by a bunker price adjustment formula, in other cases we have periodic renegotiations which adjust for fuel prices, and in other cases we adjust the fuel component of our cost into the freights on a seasonal or yearly basis as our COAs roll over. Most of our COAs provide the charterer with the option to fix the freight price based on a fixed fuel price base. In our Offshore Supply Business the charterers are generally responsible for the cost of fuel.

Interest Rate Fluctuation

We are exposed to market risk from changes in interest rates, which may adversely affect our results of operations and financial condition.

Our financial variable rate debt, as of December 31, 2009, totalized $195.7 million. Our variable rate debt had an average interest rate of 5.54% as of December 31, 2009. A 1% increase in interest rates on $195.7 million of debt would cause our interest expense to increase on average $2.0 million per year over the term of the loans, with a corresponding decrease in income before taxes.

Foreign Currency Fluctuation

We are an international company and, while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. We use the U.S. dollar as our functional currency, and therefore, our future operating results may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. A large portion of our revenues is denominated in U.S. dollars as well as a significant amount of our expenses. However, changes in currency exchange rates could affect our reported revenues, and even our margins if costs incurred in multiple currencies are different than, or proportionally different from, the currencies in which we receive our revenues. We maintain tax credits in local currencies which may be negatively impacted if those currencies revalue relative to the U.S. dollar.

Historically, we have not had significant earnings in currencies other than USD that needed hedging our exposure to changes in foreign currency exchange rates. However, during 2008 when we had three of our PSVs earning time charter income denominated in British pounds, we entered into several forward currency agreements to sell £8.0 million in 2008 at an average rate of $1.913 per £ and £8.0 million in 2009 at an average rate of $1.758 per £. At this moment there are no longer any vessels operating in the North Sea and thus no British pound earnings are required to be hedged.

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

The vessels whose market exposure we aim at hedging through our FFA activity at December 31, 2009, are those comprising our Capesize OBO Fleet (vessels Princess Katherine and Princess Marisol). Given these vessels' age, size, fuel consumption and other characteristics, they differ from the "theoretical" vessel used as reference to the index against which the FFAs settle. This means that when entering into FFAs, we must take into consideration this difference when determining the equivalence between the contract quantity and our exposure to the market. We estimate this difference to represent, on average, 30% to the detriment of our vessels against the theoretical vessel.

OTC FFAs are not cleared through a clearing house; they typically have no margin account requirements and bear a higher counterparty risk than a cleared FFA. If the counterparty to an OTC FFA fails to meet its obligation under the FFA, the Company could suffer losses on the contract which could adversely affect the Company's financial condition and results of operations. As of December 31, 2009, Bunge S.A was our only counterpart through OTC FFAs.

Although LCH or other clearing houses require the posting of collateral, the use of a clearing house reduces the Company's exposure to counterparty credit risk. We are exposed to market risk in relation to our positions in FFAs and could suffer substantial losses from these activities in the event our expectations prove to be incorrect. As of December 31, 2009, we were committed to FFAs with a fair value of $16.9 million recorded as an asset and $1.5 million recorded as a liability. Of these amounts, $(0.4) million was held under cleared FFA contracts and $15.8 million was held under OTC FFA contracts. These contracts settle between January 2010 and December 2010.

We refer you to Note 7 in our consolidated financial statements included elsewhere in this report for a detailed breakdown of our outstanding FFAs at December 31, 2009.

The fair value of FFAs is the estimated amount that we would receive or pay in order to terminate these FFA contracts as of December 31, 2009.

All of our FFAs outstanding at December 31, 2009 qualified as cash flow hedges for accounting purposes, with the change in fair value of the effective portions being recorded in accumulated other comprehensive income (loss) as an unrecognized income amounting to $15.4 million which are shown at fair value on our balance sheet.

As a result of the sale of our Capesize vessel, Princess Marisol, as described in the Recent Developments section, FFA positions maturing between May and December 2010 with notional amounts totaling $15.8 million will no longer be probable of occurring and thus will not qualify as effective cash flow hedges.  The gain related to these positions reported in other comprehensive income at December 31, 2009, will be reclassified into first quarter 2010 earnings.

The Company recorded an aggregate net realized gain of $32.3 million recorded in "Revenues – Ocean Business" for the year ended December 31, 2009.

At March 26, 2010, the asset related to the fair market value of the FFAs was $14.5 million. However, this amount is likely to vary significantly as a result of changes in market conditions.

As of March 26, 2010, we have received $2.0 million for the net settlements of all our January and February 2010 FFA positions, including $2.7 million related to OTC FFAs.

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

Interest on the Notes is payable semi-annually on May 24 and November 24 of each year. The Notes are senior obligations guaranteed by some of our subsidiaries directly involved in our Ocean and River Businesses. The Notes are secured by first preferred ship mortgages on 17 vessels (both ocean going and pushboats), two oceangoing barges, and 279 river barges.

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

Upon the occurrence of a change of control event, each holder of the Notes shall have the right to require us to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. A change of control means:

•
if any person beneficially owns more than 35% of our voting stock and Solimar Holdings Ltd ("Solimar"), Inversiones Los Avellanos S.A. ("Los Avellanos"), Hazels (Bahamas) Investments Inc. ("Hazels"), SIPSA S.A. and their affiliates (the "Permitted Holders") together beneficially own a lesser percentage and do not control the election of the majority of the board of directors of the Company, or

•
during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office; or

•
our merger or consolidation with or into another Person or the merger of another Person with or into us, or the sale of all or substantially all of our assets (determined on a consolidated basis) to another person other than (A) a transaction in which the survivor or transferee is a person that is controlled by the Permitted Holders or (B) a transaction following which (1) in the case of a merger or consolidation transaction, holders of securities that represented 100% of our common stock eligible to vote on matters requiring a shareholder vote immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the common stock eligible to vote on matters requiring a shareholder vote of the surviving Person in such merger or consolidation transaction immediately after such transaction and (2) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a subsidiary of the transferor of such assets.

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

The loan is secured by a mortgage on the UP Agua-Marinha and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until February 2009 that the UP Agua-Marinha pledged as security had an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

The aggregate outstanding principal balance of the loan was $9.5 million at December 31, 2009.

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

The aggregate outstanding principal balance of the loan was $46.9 million at December 31, 2009.

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

The aggregate outstanding principal balance of the loan was $11.1 million at December 31, 2009.

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

The aggregate outstanding principal balance of the loan was $19.0 million at December 31, 2009.

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

On June 5, 2009, we agreed with Nordea Bank Finland PLC to fully and voluntarily prepay $4.1 million of the outstanding amount without any contractual penalty or breakage costs. As from that date, the loan shall be repaid by (i) the remaining 6 consecutive quarterly installments of $0.6 million each followed by 12 consecutive quarterly installments of $0.4 million each, and (ii) a balloon repayment of $4.1 million payable simultaneously with the 18th quarterly installment. The loan accrues interest at LIBOR plus 1.25% per annum.

The aggregate outstanding principal balance of the loan was $11.1 million at December 31, 2009.

Credit Agreement with Banco BICE of $10.0 million:

On October 12, 2007, Ultrapetrol (Bahamas) Limited, as Borrower and Corporación de Navegación Mundial S.A., UP Offshore (Bahamas) Ltd. and Marine Financial Investment Corp., as Guarantors, entered into a 3-year, $15.0 million, revolving unsecured Credit Agreement with Banco BICE which must be renewed quarterly. On October 31, 2007, the Borrower and the Guarantors agreed with Banco BICE to an increase, for a short term period, of the principal amount of the credit facility for the sum of $10.0 million. These $25.0 million were fully utilized to fund part of the acquisition of our Capesize vessel Princess Marisol in November 2007.

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

On September 12, 2008, Marine Financial Investment Corp. was replaced by Compañia Paraguaya de Transporte Fluvial S.A. as a Guarantor.

As of December 31, 2009, we had fully drawn down this revolving unsecured credit facility which has a scheduled maturity date on October 18, 2010.

On March 5, 2010, Banco BICE agreed to issue a waiver on certain covenants set forth by the Credit Agreement.

Loan Agreement with DVB Bank AG (DVB AG) and Natixis of up to $93.6 million:

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

As of December 31, 2009, we have drawn down $24.2 million as first advance of the Tranche A applicable to our four PSVs under construction in India.

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

The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps), among others.

The aggregate outstanding principal balance of the loan was $25.0 million at December 31, 2009.

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

The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps), among others.

The aggregate outstanding principal balance of the loan was $35.0 million at December 31, 2009.

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

The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps) among others.

The aggregate outstanding principal balance of the loan was $15.0 million at December 31, 2009.

Loan Agreement with BNDES of $18.7 million:

On August 20, 2009, UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary in the Offshore Supply Business) as Borrower entered into a $18.7 million loan agreement with BNDES to partially post-finance the construction of our PSV UP Rubi.

The loan must be repaid by 204 consecutive quarterly installments of $0.3 million each beginning in April 2010. The loan accrues interest at 3.0% fixed rate per annum until maturity on March 2027.

As Facility Guarantor, UP Offshore (Bahamas) Ltd. shall maintain certain financial covenants including: (i) an average balance of available cash in a demand deposit of not less than $5,000 during each financial year, (ii) an equity ratio of not less than 30%, (iii) a minimum equity of $75,000 and, (iv) a ratio of consolidated EBITDA to consolidated debt service of at least 1.5.

The loan is secured by a Stand-By Letter of Credit (SBLC) facility dated as of October 30, 2009, of up to $21.5 million issued by DVB Bank SE and guaranteed by Ultrapetrol (Bahamas) Limited. The SBLC accrues interest at 2.0% fixed rate per annum on the outstanding amount and a fee equal to 1.0% on the settlement date on the settlement amount.

The aggregate outstanding principal balance of the loan was $18.7 million at December 31, 2009.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable.

D.           TREND INFORMATION

We believe the following developments and initiatives will have a significant impact on the operations of our various businesses.

River Business

•
New vessels. – The pushboats Zonda I and Pampero I are expected to commence operations during the second quarter of 2010. Both of them will have 3 heavy fuel propelled engines totaling 8,300 HP, significantly reducing navigation time.

•
Expansion and fuel efficiency initiatives – We have enlarged around 50 of our barges under our barge enlargement program. We are also working on a program that started in June 2006 to replace the diesel engines in our main line pushboats with new engines that will burn less expensive heavy fuel oil and build a new pushboat directly with new heavy fuel engines. Some of our pushboats will in addition be re-powered, for which we have contracted for 25 heavy fuel engines with MAN Diesel, out of which 15 have already been paid for and delivered.

•
Construction of new barge building yard. – On December 15, 2009 we have inaugurated our barge building yard in Punta Alvear, Argentina. It is expected to build 15 3,000 cbm tank barges in 2010 and 52 Jumbo dry barges in 2011 and onwards.

Offshore Supply Business

•
New vessels – Our sixth PSV UP Rubi, which was under construction in Brazil, was delivered to us on August 2009. In addition, we have four PSVs under construction in India and two PSVs under construction in China with expected delivery dates starting in 2010.

Ocean Business

•
Vessel acquisitions and dispositions in our Ocean Business – On April 6, 2008, we added to our Product Tanker Fleet an 11,299 dwt, 2006-built product tanker, the M/T Austral, through a 3-year bareboat charter from an unrelated third party and on April 21, 2009, we received our 5,706 Dwt Chemical Tanker Mediator I through a one-year bareboat charter which has been renewed for four months until August, 20, 2010, with options to extend. We have sold two Suezmax OBO vessels (the Princess Susana and the Princess Nadia) which were delivered to their buyers on December 10, 2009, and January 28, 2010, respectively. On February 17, 2010, we entered into a MOA to sell its Capesize vessel, Princess Marisol. On February 26, 2010, we entered into an agreement to purchase a 2003-built container vessel that has a rated carrying capacity of 1,118 Twenty-foot Equivalent Units.

•
Forward Freight Agreements – starting in May 2007, we entered into certain Forward Freight Agreements (FFAs) which we utilize as: (i) hedging instruments that reduce our exposure to changes in the spot market rates earned by certain of our vessels in the normal course of our Ocean Business, or (ii) for trading purposes to take advantage of short term fluctuations in the market. These FFAs involve a contract to provide a fixed number of theoretical days of voyages at fixed rates. At March 26, 2010, the asset related to the fair market value of the FFAs was $14.5 million. However, this amount is likely to vary significantly as a result of changes in market conditions.

•
As a result of the sale of our Capesize vessel, Princess Marisol, as described in the Recent Developments section, FFA positions maturing between May and December 2010 with notional amounts totaling $15.8 million will no longer be probable of occurring and thus will not qualify as effective cash flow hedges.  The gain related to these positions reported in other comprehensive income at December 31, 2009, will be reclassified into first quarter 2010 earnings.

Passenger Business

•	Discontinued Operation – We discontinued the operations of our Passenger Business in December 2008. This vessel has been sold and delivered to buyers on February 5, 2010.

E.           OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following schedule summarizes our contractual obligations and commercial commitments as of December 31, 2009.  The amounts below include both principal and interest payments.

Contractual Obligations

		Payments due by period
	Total	Current(a)	Two to three years(b)	Four to five years(c)	After five years(d)
	(Dollars in thousands)
1. Long – term debt obligations(e)
- DVB Bank AG (up to $15.0 million)
● Tranche A	$9,550	$900	$1,800	$1,800	$5,050
● Tranche B	--	--	--	--	--
- DVB Bank AG (up to $61.3 million)	46,850	4,300	8,600	8,600	25,350
- DVB Bank AG (up to $25.0 million)	19,000	2,000	4,000	4,000	9,000
- Nordea Bank Finland PLC	11,132	2,352	3,136	5,644	--
- Banco BICE (up to $10.0 million revolving facility)	10,000	10,000	--	--	--
- Natixis	11,119	908	1,816	1,816	6,579
- IFC UABL Paraguay	25,000	--	2,174	4,348	18,478
- IFC UABL	35,000	--	3,044	6,087	25,869
- OFID	15,000	--	1,304	2,609	11,087
- DVB / Natixis (up to $93.6 million)
● Tranche A	24,150	--	2,875	3,220	18,055
● Tranche B	--	--	--	--	--
- BNDES	18,730	826	2,203	2,203	13,498
- 9% Senior Notes 2014 ($180.0 million)	180,000	--	--	180,000	--

Total long – term debt obligations	$405,531	$21,286	$30,952	$220,327	$132,966

Estimated interest on long-term debt obligations
- DVB Bank AG (up to $15.0 million)
● Tranche A	$617	134	229	176	78
● Tranche B	--	--	--	--	--
- DVB Bank AG (Up to $61.3 million)	3,327	665	1,142	888	632
- DVB Bank AG (Up to $25.0 million)	1,999	370	612	471	546
- Nordea Bank Finland PLC	459	156	226	77	--
- Banco BICE (up to $10.0 million revolving facility)	142	142	--	--	--
- Natixis	3,838	697	1,220	983	938
- IFC UABL Paraguay	5,842	824	1,632	1,397	1,989
- IFC UABL	8,180	1,154	2,285	1,956	2,785
- OFID	3,505	494	979	838	1,194
- DVB / Natixis (up to $93.6 million)
● Tranche A	4,133	551	1,052	906	1,624
● Tranche B	--	--	--	--	--
- BNDES	5,048	647	1,015	881	2,505
- DVB Bank SE (SBLC)	1,745	436	873	436	--
- 9% Senior Notes 2014 ($180.0 million)	81,000	16,200	32,400	32,400	--

Total estimated interest on long – term debt obligations	119,835	22,470	43,665	41,409	12,291

2. Operating lease obligations	$7,893	$4,847	$2,451	$484	$111

3. Purchase obligations
- Vessel construction
● Bharati Shipyard(f)	39,624	26,416	13,208	--	--
● Wison Shipyard	10,720	10,720	--	--	--
- Engine Purchase(g)	11,410	11,410	--	--	--

Total purchase obligations	$61,754	$48,546	$13,208	--	--

Total Contractual Obligations	595,013	97,149	90,276	262,220	145,368

(a)	Represents the period from January 1, 2010 through December 31, 2010.
(b)	Represents the period from January 1, 2011 through December 31, 2012.

(c)	Represents the period from January 1, 2013 through December 31, 2014.
(d)	Represents the period after December 31, 2014.

(e)	Represents principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2009. Amounts do not include interest payments.
(f)
$39,624 of pending contractual obligations partially financed with $ 31,050 of pre-delivery proceeds from the DVB/Natixis loan facility.  Additionally, such loan facility provides up to $33,600 as post-delivery financing subject to compliance with certain covenants.

(g)	U.S. dollar / Euro exchange rate of 1.593 effective as of December 31, 2009 as per European Central Bank.

The interest rate and term assumptions used in these calculations are contained in the following table:
Obligation	Principal at December 31, 2009	Interest Rate	Period From-To
- DVB Bank AG (up to $15.0 million)
● Tranche A	$9,550	1.45%	1/1/2010 – 2/28/2016
● Tranche B	--	--	--
- DVB Bank AG (up to $61.3 million)	46,850	1.45%	1/1/2010 – 12/30/2016

- DVB Bank AG (up to $25.0 million)	19,000	1.75%	1/1/2010 – 11/30/2017

- Nordea Bank Finland PLC	11,132	1.50%	1/1/2010 – 12/31/2013

- Banco BICE (up to $10.0 million revolving facility)	10,000	1.87%	1/1/2010 – 4/18/2010

- Natixis	11,119	6.38%	1/1/2010 – 2/28/2017

- IFC UABL Paraguay	25,000	3.25%	1/1/2010 – 06/30/2020

- IFC UABL	35,000	3.25%	1/1/2010 – 06/30/2020

- OFID	15,000	3.25%	1/1/2010 – 06/30/2020

- DVB / Natixis (up to $93.6 million)

● Tranche A	24,150	1.75%	1/1/2010 – 10/31/2019
● Tranche B	--	--	--

- BNDES	18,730	3.00%	1/1/2010 – 10/03/2027

- DVB Bank SE (SBLC)	21,500	2.00%	1/1/2010 – 11/11/2013

(h)	All interest expense calculations begin January 1, 2010 and end on the respective maturity dates. The LIBOR is the three month rate in effect as of December 31, 2009.

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

Name	Age	Position
Felipe Menendez Ross	55	Chief Executive Officer, President and Director
Ricardo Menendez Ross	61	Executive Vice President and Director
Leonard J. Hoskinson	56	Chief Financial Officer, Secretary and Director
James F. Martin	55	Director
Teseo Bergoglio	36	Director
Michael C. Hagan	63	Director
George Wood	64	Director
Alberto G. Deyros	54	Chief Accountant

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

Leonard J. Hoskinson. Mr. Hoskinson is the Chief Financial Officer of the Company, was appointed Director of the Company in March 2000 and assumed the position of Secretary six months later. Mr. Hoskinson has been employed by the Company and its subsidiaries for over 20 years. Prior to that, he had an international banking career specializing in ship finance spanning over 19 years and culminating as the Head of Shipping for Marine Midland Bank NA in New York (part of the HSBC banking group). He is also a Director of UABL.

James F. Martin. Mr. Martin has been a Director since 2000. He is Managing Partner at EMP Latin America and a Managing Director at EMP Global, responsible for the Central American Mezzanine Infrastructure Fund, the $1.1 billion Bermuda-based AIG-GE Capital Latin America Infrastructure Fund L.P., and for development of new funds and financial advisory activities in the Latin America region. Prior to joining EMP Global in 1997, Mr. Martin was head of a team responsible for investments in water and environmental infrastructure at International Finance Corporation. Mr. Martin has a BSFS in International Economics from Georgetown University and a MBA from Columbia University. He is also a Director of UABL and UP Offshore.

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

George Wood. Mr. Wood has been a Director since October 2006. He is managing director of Chancery Export Finance LLC (Chancery), a firm licensed by the Export Import Bank of the United States of America (ExIm Bank). Chancery provides ExIm Bank guaranteed financing for purchase of U.S. manufactured capital goods by overseas buyers. Prior to his designation as managing director of Chancery, Mr. Wood worked as managing director of Baltimore based Bengur Bryan & Co. (Bengur Bryan) providing investment-banking services to transportation related companies in the global maritime, U.S. trucking, motor coach and rail industries. Before his employment with Bengur Bryan in 2000, Mr. Wood was employed for 27 years in various managerial positions at the First National Bank of Maryland which included managing the International Banking Group as well as the bank's specialized lending divisions in leasing, rail, maritime and motor coach industries, encompassing a risk asset portfolio of $1.2 billion. Mr. Wood is a member of the board of Baltic Trading Inc. as well as part of the Audit Committee, and Nominating and Governance Committee. Baltic Trading Inc. is a shipping company focused on the dry bulk industry spot market and is currently trading on the NYSE. Mr. Wood holds a B.S. in Economics and Finance from University of Pennsylvania and an MBA from University of North Carolina and became a CPA in 1980. Mr. Wood presently serves as member of the Boards of Atlanta-based Infinity Rails Wawa Inc., and John S. Connor Inc. Mr. Wood recently served for two years on the Board of LASCO Shipping Co.

Alberto G. Deyros. Mr. Deyros is the Chief Accountant of the Company and was appointed in April 2006. Mr. Deyros has been employed by the Company and its subsidiaries for more than nine years. Prior to that, he specialized in ship administration management over a period of 20 years. Mr. Deyros is a Certified Public Accountant and a graduate of Universidad de Buenos Aires.

B.           COMPENSATION

The aggregate annual net cost to us for the compensation paid to members of the board of directors and our executive officers was $4.4 million for the fiscal year ended December 31, 2009. Neither the Company nor any of its subsidiaries provides retirement benefits.

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

D.           EMPLOYEES

As of December 31, 2009, we employed 1,047 employees, consisting of 245 land-based employees and 802 seafarers as crew on our vessels, of which 343 were in our River Business, 168 were in our Offshore Supply Business and 291 were in our Ocean Business. This represents a 7.3% decrease with respect to December 31, 2008, mainly attributable to smaller River fleet utilization partially offset by the increase in the number of offshore supply vessels. Some of these employees were employed through various manning agents depending on the nationality as listed below:

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

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth information regarding the owners of more than five percent of our common stock as of March 5, 2010. The address of Inversiones Los Avellanos S.A., Solimar Holdings Ltd. and Hazels (Bahamas) Investments Inc. is Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

Name	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned	Voting Percentage(1)
Inversiones Los Avellanos S.A. (2) (3) (4)	4,886,395	16.3%	43.7%
Solimar Holdings Ltd. (2) (5)	2,977,690	9.9%	27.3%
FMR LLC (6)	4,888,678	16.6%	6.4%
Franklin Resources, Inc. (7)	1,936,200	6.6%	2.5%
Marathon Asset Management LLP (8)	1,696,699	5.8%	2.2%
Hazels (Bahamas) Investments Inc. (2) (3)	150,878	0.5%	0.2%
All directors and executive officers as a group (3) (9)	6,033,528	20.1%	44.7%

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

(4)	Includes 150,878 shares owned by Hazels.

(5)	Solimar is a wholly-owned subsidiary of the AIG-GE Capital Latin American Infrastructure Fund L.P., a Bermuda Limited Partnership.

(6)	As per Schedule 13G filed with U.S. SEC on February 16, 2010.

(7)	As per Schedule 13G filed with U.S. SEC on February 1, 2010.

(8)	As per Schedule 13G filed with U.S. SEC on January 29, 2010.

(9)
Includes 639,375 shares of restricted stock issued to companies controlled by our Chief Executive Officer, our Executive Vice President and our Chief Financial Officer. Includes 348,750 shares of common stock issuable within 60 days upon exercise of options granted to these companies which have vested, as well as 159,008 shares of restricted stock issued to our non-executive directors as part of their compensation for the services rendered to us as board members.

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

B.           RELATED PARTY TRANSACTIONS

Our revenues derived from transactions with related parties for each of the years ended December 31, 2009, 2008 and 2007 amounted to approximately $0 million, $0 million and $3.0 million, respectively. As of December 31, 2009, 2008 and 2007, the balances of the accounts receivable from and payables to all related parties were approximately $5.0 million, $5.2 million and $4.4 million, respectively.

Shipping Services Argentina S.A. (Formerly I. Shipping Services S.A.)

We and our subsidiaries also contract with related parties for various services. Pursuant to an agency agreement with us, Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) has agreed to perform the duties of port agent for us in Argentina. Shipping Services Argentina S.A. is indirectly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay Shipping Services Argentina S.A. fees ranging from $800 to $1,875 per port call. For each of the years ended December 31, 2009, 2008 and 2007 the amounts paid and / or accrued for such services amounted to $0.2 million, $0.1 million and $0.1 million, respectively. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

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

Commercial Commissions paid to Comintra Enterprise Ltd.

In 2003, UP Offshore (Bahamas) Ltd. signed a commercial agreement with Comintra, one of its shareholders. Under this agreement Comintra agreed to assist UP Offshore (Bahamas) Ltd. regarding the commercial activities of UP Offshore (Bahamas) Ltd.'s fleet with the Brazilian offshore oil industry. Comintra's responsibilities, among others, include marketing the PSVs in the Brazilian market and negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.

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

During 2005 UP Offshore (Bahamas) Ltd. paid in advance to Comintra fees under this agreement in the amount of $1.5 million. At December 31, 2009, 2008 and 2007 the outstanding balance was $0.3 million , $0.7  million and $1.0 million, respectively. During 2009, 2008 and 2007 UP Offshore (Bahamas) Ltd. paid to Comintra $0.4 million, $0.3 million and $0.3 million, respectively.

Since March 21, 2006 the date of the UP Offshore (Bahamas) Ltd. acquisition, our financial statements included the operations of UP Offshore (Bahamas) Ltd. on a consolidated basis. Therefore, these transactions have been included in the consolidated financial statements since that date.

Operations in OTS S.A.'s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party. In 2009, 2008 and 2007, UABL Paraguay paid to OTS S.A. $1.0 million, $0.8 million and $0.7 million, respectively, for this operation.

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

On October 27, 2009, Solimar requested us to effect the registration of 2,977,690 registerable common shares issued in their name. On November 27, 2009, we filed a Registration Statement on form F-3, and subsequently amended it on February 18, 2010. On March 12, 2010, we filed a second amendment to our F-3. The Registration Statement has not been declared effective to date by the company.

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

On October 29, 2009, we renewed these employment agreements as well as the consulting agreements. Some of these consulting agreements obligate us to grant these companies an aggregate of 329,375 shares of restricted stock for which we expect to incur charges over the three year period of the agreements equal in the aggregate to the number of shares granted multiplied by $5.11 (the quoted price of the share at the grant date).

C.           INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

B.           SIGNIFICANT CHANGES

None.

ITEM 9 – THE OFFER AND LISTING

A.           Information regarding the price history of the stock listed:

(a)           High and low market prices for the five most recent full financial years

	Financial Year Ended December 31,
Per share prices	2005	2006	2007	2008	2009

High	--	$13.62	$27.04	$17.44	$5.72

Low	--	$9.81	$12.80	$1.84	$1.79

(b) High and low market prices for each full financial quarter for the two most recent full financial years

Per share prices	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009

High	$17.44	$16.15	$13.84	$7.77	$4.47	$5.72	$5.63	$5.49

Low	$7.13	$8.84	$5.65	$1.84	$1.79	$2.29	$3.85	$4.26

(c) High and low market prices for each month, for the most recent six months:

Per share prices	September 2009	October 2009	November 2009	December 2009	January 2010	February 2010

High	$5.63	$5.49	$5.24	$5.00	$5.21	$5.33

Low	$4.48	$4.26	$4.48	$4.60	$4.64	$4.43

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

Directors

The Company shall have a board of directors (the "Board of Directors") which shall meet at least quarterly, and shall direct and oversee the management and affairs of the Company and which may exercise all the powers of the Company that are not expressly reserved to the Shareholders under the Articles, the Act or any other laws of the Commonwealth of The Bahamas. The Board of Directors may from time to time, in its discretion, fix the amounts which shall be payable to members of the Board of Directors and to members of any committee, for attendance at the meetings of the Board of Directors or of such committee and for services rendered to the Company.

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

E.           TAX CONSIDERATIONS

The following is a discussion of the material Bahamian and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to our common stock. This discussion does not purport to deal with the tax consequences of owning shares of our common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who purchase our common stock in connection with this offering and hold our common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

Any material tax considerations relevant to an investment decision by a U.S. Holder or Non-U.S. Holder, each as defined below, with respect to securities registered under this registration statement other than our common stock, will be described in a prospectus supplement issued in connection with the offering of such securities.

Bahamian Tax Considerations

In the opinion of Higgs & Johnson, our Bahamian counsel, the following are the material Bahamian tax consequences of our activities to us and shareholders of our common stock. We are incorporated in the Commonwealth of The Bahamas. Under current Bahamian law, we are not subject to tax on income or capital gains, and no Bahamian withholding tax will be imposed upon payments of dividends by us to our shareholders for a period of twenty years from our date of incorporation.

U.S. Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to the Company of its activities and to U.S. Holders and Non-U.S. Holders, of our common stock. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in "Prospectus Summary" above and assumes that we conduct our business as described in that section. References in the following discussion to "we" and "us" are to Ultrapetrol (Bahamas) Limited and its subsidiaries on a combined basis.

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income: in General

We anticipate that we will earn substantially all our income from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as "shipping income."

Unless exempt from U.S. federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, we will be subject to U.S. federal income tax on our shipping income that is treated as derived from sources within the United States, to which we refer as U.S.-source shipping income. For these purposes, U.S.-source shipping income includes 50% of our shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law and therefore do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the final Treasury Regulations promulgated thereunder, or the final regulations, a foreign corporation will be exempt from U.S. federal income taxation on its U.S.-source shipping income if:

(1)
it is organized in a qualified foreign country which, as defined, is one that grants an "equivalent exemption" to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and to which we refer to as the Country of Organization Test; and

(2)	either

(A)
more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders which as defined includes individuals who are "residents" of a qualified foreign country which we refer to as the 50% Ownership Test, or

(B)
its stock, or that of its 100% parent, is "primarily and regularly traded on an established securities market" in a qualified foreign country or in the U.S., which we refer to as the Publicly-Traded Test.

The Commonwealth of The Bahamas and Panama, the jurisdictions where we and our vessel-owning subsidiaries are incorporated, each have been officially recognized by the IRS as a qualified foreign country that grants the requisite equivalent exemption from tax in respect of each category of shipping income we and our subsidiaries earn and currently expect to earn in the future. Therefore, we and each of our subsidiaries will be exempt from U.S. federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. We do not believe that we are able to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability and that of our subsidiaries to qualify for exemption under Section 883 is solely dependent upon satisfaction of the Publicly-Traded Test as discussed below.

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

Notwithstanding the foregoing, the final regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the issued and outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of stock, which we refer to as the 5 Percent Override Rule.

For purposes of being able to determine the persons who own 5% or more of our stock, or the 5% Shareholders, the final regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Commission as having a 5% or more beneficial interest in our common stock. The final regulations further provide that an investment company identified on a filing with the Commission on Schedule 13G or Schedule 13D which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

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

Taxation in the Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

If we and our subsidiaries qualify for exemption under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883. In the absence of the benefits of exemption under Section 883, we and our subsidiaries will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is anticipated that any sale of a vessel by us will be considered to occur outside of the United States.

U.S. FEDERAL INCOME TAXATION OF U.S. HOLDERS

As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as '"passive category income" or, in the case of certain types of U.S. Holders, as "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") should be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that: (1) our common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Market on which our common stock is traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Legislation has previously been introduced in the U.S. Congress which would prevent our dividends from qualifying for these preferential rates prospectively from the date of enactment.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for U.S. federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

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

Based on our current operations and future projections, we do not believe that we are, have been nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the period chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we and our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from period charters and voyage charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a QEF election. As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder", the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, to whom we refer as a Non-Electing Holder, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

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

U.S. FEDERAL INCOME TAXATION OF "NON-U.S. HOLDERS"

A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a Non-U.S. Holder.

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is generally taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

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

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

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

If a Non-U.S. Holder sells its common stock to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless such holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells its common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if such holder sells its common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

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

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2009). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2009 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its assessment, management, including the Company's chief executive and chief financial officer, determined that the Company's internal controls over financial reporting were effective as of December 31, 2009 based on the criteria in Internal Control—Integrated Framework issued by COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Pistrelli, Henry Martin y Asociados S.R.L., members of Ernst & Young Global,  the Company's independent registered public accounting firm, who audited the financial statements included in the Annual Report, has audited and reported on the effectiveness of the Company's internal controls over financial reporting as of December 31, 2009 as stated in their report which appears elsewhere in this Annual Report.

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

ITEM 16B – CODE OF ETHICS

The Company has adopted a code of ethics applicable to the Company's principal executive officer and principal financial officer, principal accounting officer or controller, which complies with the definition of a "code of ethics", set out in Section 406(c) of the Sarbanes-Oxley Act of 2002.

We will provide to any person without charge, upon request, a copy of the code of ethics. Written requests for such copies must be sent to the Company Secretary at our principal executive offices at Ultrapetrol (Bahamas) Limited, c/o H&J Corporate Services Ltd., Ocean Center, Montagu Foreshore, East Bay Street, Nassau, Bahamas, P.O. Box SS-19084.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pistrelli, Henry Martin y Asociados S.R.L. member of Ernst & Young Global is the independent registered public accounting firm that audits the financial statements of the Company and its subsidiaries.

Aggregate fee for professional services rendered for the Company by Pistrelli, Henry Martin y Asociados S.R.L. and other member firms of Ernst & Young Global in 2008 and 2009 in each of the following categories were:

	Year ended December 31,
	2009	2008
	(in thousands of U.S. dollars)

Audit fees	1,002	1,077
Audit-related fees	--	--
Tax fees	90	83
Total fees	1,092	1,160

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

No such purchases were made in the period covered by this report.

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

PART III

ITEM 17 – FINANCIAL STATEMENTS

Not Applicable.

ITEM 18 – FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-49, together with the report of independent registered public accounting firm are filed as part of this annual report:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007 with Reports of Independent Registered Public Accounting Firm

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

•Management´s Report on Internal Control over Financial Reporting

•Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

•Report of Independent Registered Public Accounting Firm

•Consolidated Financial Statements

–Consolidated Balance Sheets at December 31, 2009 and 2008	- F-1 -

–Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007	- F-2 -

–Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2009, 2008 and 2007	- F-3 -

–Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007	- F-4 -

–Notes to Consolidated Financial Statements	- F-5 -

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009 AND 2008
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2009	2008
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$53,201	$105,859
Restricted cash	1,658	2,478
Accounts receivable, net of allowance for doubtful accounts of $411 and $432 in 2009 and 2008, respectively	16,402	17,782
Operating supplies	3,743	4,059
Prepaid expenses	4,210	5,294
Receivables from derivative instruments	16,885	44,152
Other receivables	15,547	23,436
Other current assets	2,684	4,852
Total current assets	114,330	207,912
NONCURRENT ASSETS

Receivables from derivative instruments	-	20,078
Other receivables	11,253	11,600
Receivables from related parties	5,003	4,873
Restricted cash	1,181	1,170
Vessels and equipment, net	571,478	552,683
Dry dock	5,281	3,953
Investment in affiliates	1,787	1,815
Intangible assets	1,456	2,174
Goodwill	5,015	5,015
Other assets	8,390	9,049
Deferred income tax assets	7,760	4,737
Total noncurrent assets	618,604	617,147
Total assets	$732,934	$825,059

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$13,707	$21,762
Accrued interest	2,008	2,567
Current portion of long-term financial debt	21,286	43,421
Other current liabilities	8,977	4,416
Total current liabilities	45,978	72,166
NONCURRENT LIABILITIES

Long-term financial debt	384,245	369,519
Deferred income tax liabilities	13,033	6,515
Other liabilities	1,095	-
Total noncurrent liabilities	398,373	376,034
Total liabilities	444,351	448,200

EQUITY
Common stock, $01 par value: 100,000,000 authorized shares; 29,943,653 and 29,519,936 shares outstanding in 2009 and 2008, respectively	338	334
Additional paid-in capital	269,958	268,425
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings	17,357	57,195
Accumulated other comprehensive income	15,538	65,423
Total Ultrapetrol (Bahamas) Limited stockholders equity	283,703	371,889

Noncontrolling interest	4,880	4,970
Total equity	288,583	376,859
Total liabilities and equity	$732,934	$825,059

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Stated in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2009	2008	2007

REVENUES (1)	$220,529	$303,575	$193,807

OPERATING EXPENSES (1)

Voyage expenses	(60,575)	(75,290)	(46,554)
Running costs	(80,032)	(89,186)	(57,953)
Amortization of dry docking	(3,425)	(3,580)	(6,598)
Depreciation of vessels and equipment	(37,609)	(34,253)	(22,883)
Amortization of intangible assets	(718)	(787)	(787)
Administrative and commercial expenses	(25,065)	(24,396)	(20,355)
Loss on write-down of vessels	(25,000)	-	-
Other operating income, net	2,844	6,513	10,944
	(229,580)	(220,979)	(144,186)
Operating (loss) profit	(9,051)	82,596	49,621

OTHER INCOME (EXPENSES)

Financial expense	(24,248)	(25,128)	(20,440)
Other financial income (expenses), net	1,011	(5,414)	-
Financial income	340	1,156	2,916
Gains (losses) on derivatives, net	241	8,816	(17,801)
Investment in affiliates	(28)	(442)	(28)
Other, net	(707)	(558)	(339)
Total other income (expenses)	(23,391)	(21,570)	(35,692)

(Loss) Income from continuing operations before income taxes	(32,442)	61,026	13,929

Income taxes (expenses) benefit	(5,355)	4,173	(4,832)
(Loss) Income from continuing operations	(37,797)	65,199	9,097

(Loss) from discontinued operations	(2,131)	(16,448)	(3,917)
Net (Loss) income	(39,928)	48,751	5,180

Net (loss) income attributable to noncontrolling interest	(90)	1,228	739
Net (Loss) income attributable to Ultrapetrol (Bahamas) Limited	(39,838)	47,523	4,441

Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) Income from continuing operations	$(37,707)	$63,971	$8,358
(Loss) from discontinued operations	(2,131)	(16,448)	(3,917)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(39,838)	$47,523	$4,441

(LOSS) INCOME PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED:
From continuing operations	$(1.28)	$1.99	$0.26
From discontinued operations	(0.07)	(0.51)	(0.12)
	$(1.35)	$1.48	$0.14

Basic weighted average number of shares	29,426,429	32,114,199	31,596,346
Diluted weighted average number of shares	29,426,429	32,213,741	31,923,350
(1)	Revenues included $2,965 in 2007, and operating expenses included $619, $433 and $418 in 2009, 2008 and 2007, respectively, from related parties.

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

 (Stated in thousands of U.S. dollars, except share data)

	Ultrapetrol (Bahamas) Limited stockholders' equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated earnings	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity

December 31, 2006	28,346,952	$283	$173,826	$-	$5,231	$89	$3,091	$182,520

Issuance of common stock	5,096,078	51	96,774	-	-	-	-	96,825
Underwriting fees and issuance expenses	-	-	(5,731)	-	-	-	-	(5,731)
Compensation related to options and restricted stock granted	-	-	1,778	-	-	-	-	1,778
Redemption of noncontrolling interests	-	-	-	-	-	-	(88)	(88)
Comprehensive loss:
- Net income	-	-	-	-	4,441	-	739	5,180
-Effect of derivative financial instruments	-	-	-	-	-	(23,600)	-	(23,600)
Total comprehensive loss								(18,420)
December 31, 2007	33,443,030	334	266,647	-	9,672	(23,511)	3,742	256,884

Compensation related to options and restricted stock granted	-	-	1,778	-	-	-	-	1,778
Repurchase of common shares	(3,923,094)	-	-	(19,488)	-	-	-	(19,488)
Comprehensive income:
- Net income	-	-	-	-	47,523	-	1,228	48,751
- Effect of derivative financial instruments	-	-	-	-	-	88,934	-	88,934
Total comprehensive income								137,685
December 31, 2008	29,519,936	334	268,425	(19,488)	57,195	65,423	4,970	376,859

Compensation related to options and restricted stock granted	423,717	4	1,533	-	-	-	-	1,537
Comprehensive loss:
- Net loss	-	-	-	-	(39,838)	-	(90)	(39,928)
- Effect of derivative financial instruments	-	-	-	-	-	(49,885)	-	(49,885)
Total comprehensive loss								(89,813)
December 31, 2009	29,943,653	$338	$269,958	$(19,488)	$17,357	$15,538	$4,880	$288,583

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(39,928)	$48,751	$5,180
Adjustments to reconcile net (loss) income to total cash provided by operating activities:
Loss from discontinued operations	2,131	16,448	3,917
Depreciation of vessels and equipment	37,609	34,253	22,883
Amortization of dry docking	3,425	3,580	6,598
Expenditure for dry docking	(5,242)	(3,105)	(2,724)
(Gains) losses on derivatives, net	(241)	(8,816)	17,801
Debt issuance expense amortization	1,026	1,015	673
Amortization of intangible assets	718	787	787
(Gain) on sale of vessels	(1,415)	-	(10,282)
Net losses from investment in affiliates	28	442	28
Allowance for doubtful accounts	(21)	184	166
Loss on write-down of vessels	25,000	-	-
Share - based compensation	1,537	1,778	1,778
Changes in assets and liabilities net of effects from purchase of Otto Candies companies in 2007:
(Increase) Decrease in assets:
Accounts receivable	1,401	(2,386)	(2,115)
Receivable from related parties	166	(152)	529
Other receivables, operating supplies, prepaid expenses and receivables from derivative instruments	7,940	(19,471)	(12,057)
Other	2,004	4,680	1,199
Increase (Decrease) in liabilities:
Accounts payable	(7,609)	4,934	3,497
Payable to related parties and other payables	9,055	(3,020)	2,072
Other	1,095	-	521
Net cash provided by operating activities from continuing operations	38,679	79,902	40,451
Net cash provided by (used in) operating activities from discontinued operations	37	(8,645)	1,449
Total cash flows provided by operating activities	38,716	71,257	41,900
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($42,259, $46,184 and $30,290 in 2009, 2008 and 2007 for vessels in construction)	(90,095)	(135,876)	(166,568)
Purchase of Otto Candies companies, net of cash acquired	-	-	(13,772)
Proceeds from disposals of vessels	9,840	-	18,090
(Increase) Decrease in funding collateral of freight forward agreements	(5,981)	54,020	(54,020)
Cash settlement paid on freight forward agreements	-	(5,408)	(6,082)
Other	2,638	556	357
Net cash (used in) investing activities from continuing operations	(83,598)	(86,708)	(221,995)
Net cash (used in) provided by investing activities from discontinued operations	-	(1,283)	21,347
Total cash flows used in investing activities	(83,598)	(87,991)	(200,648)
CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(13,594)	(17,795)	(6,881)
Early repayment of long-term financial debt	(22,894)	-	(25,300)
Net decrease in short-term financial debt	-	(15,000)	-
Proceeds from shares public offering, net of issuance costs	-	-	91,094
Proceeds from long-term financial debt	29,079	113,800	145,122
Funds used in repurchase of common shares	-	(19,488)	-
Other	(367)	(3,186)	(1,673)
Net cash (used in) provided by financing activities from continuing operations	(7,776)	58,331	202,362
Total cash flows (used in) provided by financing activities	(7,776)	58,331	202,362
Net (decrease) increase in cash and cash equivalents	(52,658)	41,597	43,614
Cash and cash equivalents at the beginning of year (including $2,546, $1,448 and $218 related to discontinued operations)	$105,859	$64,262	$20,648
Cash and cash equivalents at the end of year (including $304, $2,546 and $1,448 related to discontinued operations)	$53,201	$105,859	$64,262

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

In June 2009, the FASB issued Statement No. 168, "Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" (SFAS 168).  Under SFAS 168 the "FASB Accounting Standards Codification" ("Codification") is the source of authoritative US GAAP to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification supersedes all previously existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification has also become non-authoritative. SFAS 168 was effective for the Company on September 30, 2009 and there was no financial impact of such adoption on the Company's consolidated financial statements.  The Company updated the notes to the consolidated financial statements to appropriately reference the Codification.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the years.  Significant estimates have been made by management, including the allowance for doubtful accounts, insurance claims receivable, useful lives and valuation of vessels, hedge accounting, recoverability of tangible and intangible assets and certain accrued liabilities.  Actual results may differ from those estimates.

c)	Revenues and related expenses

Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, prices are fixed or determinable and collection is reasonably assured.

The Company does not begin recognizing revenue if the charter agreement has not been entered into with the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Revenues are earned under time charters, bareboat charters, consecutive voyage charters or affreightment / voyage contracts.  Revenue from time charters and bareboat charters is earned and recognized on a daily basis.  Revenue from affreightment / voyage contracts and consecutive voyage charters is recognized based upon the percentage of voyage completion.  A voyage is deemed to commence upon the departure of the discharged barge of the previous voyage and is deemed to end upon the completion of discharge of the current voyage.  The percentage of voyage completion is based on the miles transited at the balance sheet date divided by the total miles expected for the voyage.  The position of the barge at the balance sheet date is determined by locating the position of the pushboat with the barge in tow through the use of a global positioning system ("GPS").

Demurrage income represents charges made to the charterer when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

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

The Company uses the US dollar as its functional currency.  Receivables and payables denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month. Certain subsidiaries enter into transactions denominated in currencies other than their functional currency.  Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in the consolidated statements of operations in the period in which the currency exchange rate changes.

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

Certain of the Company's loan agreements require the Company to fund:  (a) a loan retention account equivalent to the next loan installment (depending on the frequency of the repayment elected by the Company, i.e. quarterly or semi annually) plus interest which is used to fund the loan installments coming due and (b) a drydocking account which is restricted for use and can only be used for the purpose of paying for drydocking or special survey expenses.

g)	Accounts receivable

Substantially all of the Company's accounts receivable are due from international oil companies, international grainhouses and traders.  The Company performs ongoing credit evaluations of its trade customers and generally does not require collateral.  Expected credit losses are provided for in the consolidated financial statements for all expected uncollectible accounts.

Changes in the allowance for doubtful accounts for the three years ended December 31, 2009, were as follow:

	For the years ended December 31,
	2009	2008	2007

Balance at January 1	$432	$248	$709
Provision	443	201	305
Recovery	(464)	(17)	(139)
Amounts written off (1)	-	-	(627)
Balance at December 31	$411	$432	$248

(1)	Accounts charged to the allowance when collection efforts cease.

h)	Insurance claims receivable

Insurance claims receivable comprise claims submitted relating to hull and machinery (H&M), protection and indemnity (P&I), loss of hire (LOH) and strike insurance coverage.  They are recorded when the recovery of an insurance claim is probable.  Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident.  The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which the Company is either a client or a member.  Insurance claims receivable, included in other receivables in the accompanying balance sheets, amounts to $ 4,781 and $ 5,313 at December 31, 2009 and 2008, respectively.

i)	Operating supplies

Such amounts consist principally of fuel and supplies that are recorded at the lower of cost or market and are charged to operating expenses as consumed determined on a first-in, first-out basis.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Depreciation is computed net of the estimated scrap value which is equal to the product of each vessel's lightweight tonnage and estimated scrap value per lightweight ton and is recorded using the straight-line method over the estimated useful lives of the vessels.  Acquired secondhand vessels are depreciated from the date of their acquisition over the remaining estimated useful life.

From time to time, the Company acquires vessels which have already exceeded the Company's useful life policy, in which case the Company depreciates such vessels based on its best estimate of such vessel's remaining useful life, typically until the next survey or certification date.

At December 31, 2009 the estimated useful life of each of the Company's major categories of assets is as follows:

Useful life (in years)

Ocean-going vessels	24 to 27
PSVs	24
River barges and push boats	35
Furniture and equipment	5 to 10

However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, these regulations do not affect any of our vessels.

At the time vessels are disposed of, the assets and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded in other operating income.

Long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.  The amount of an impairment change, if any, would be determined using discounted cash flows expected to result from the use of the asset and its eventual disposition.

Given the overriding effects of the global economic slowdown, demand for the dry-bulk Ocean Business vessels was soft during 2009.  Accordingly, the Company based upon the information that was known to it as of December 31, 2009 recorded an impairment charge of $25,000 to write down the carrying amount of its Capesize Princess Marisol to its estimated fair value as of December 31, 2009.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

k)	Dry dock costs

The Company's vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations.  Costs incurred to drydock a vessel are deferred and amortized using the straight-line method over the period to the next drydock, generally 24 to 36 months.  Drydocking costs incurred are comprised of: painting the vessel's hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards.  The unamortized portion of dry dock costs for vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

Expenditures for maintenance and minor repairs are expensed as incurred.

l)	Investments in affiliates

These investments are accounted for by the equity method. At December 31, 2009 and 2008 this includes our interest in 50% of Puertos del Sur S.A. and Obras Terminales y Servicios S.A. ("OTS S.A.") and in 49% of Marítima Sipsa S.A.

m)	Identifiable intangible assets

The Company's intangible assets arose as a result of the Ravenscroft acquisition in 2006, and consist principally of a safety management system, software, and existing customer contracts, which are being amortized over useful lives ranging from three to eight years using the straight-line method.

Accumulated amortization at December 31, 2009 and 2008 amounted to $2,882 and $2,164, respectively and amortization for the three years ended December 31, 2009 amounted to $718, $787 and $787 respectively.  Amortization of intangible assets for the five years subsequent to December 31, 2009 is expected to be $305 in 2010, $175 in each of 2011, 2012 and 2013 and $44 in 2014.

n)	Goodwill

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

o)	Other assets

This account includes:  (i) costs incurred to issue debt net of amortization costs, which are being amortized over the term of the debt using the effective interest rate method, and (ii) assets of discontinued operations (see Note 15).

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

p)	Accounts payable

Accounts payable at December 31, 2009 and 2008 consists of insurance premium payables, operating expenses, and customers advances collected, among others.

q)	Comprehensive Income (Loss)

FASB ASC Topic 220-10 establishes standards for reporting comprehensive income (loss), which is defined as the change in equity arising from non-owner sources.  Comprehensive income (loss) is reflected in the consolidated statement of changes in shareholders' equity.

The components of accumulated other comprehensive income (loss) in the consolidated balance sheets were as follows:

	At December 31,
	2009	2008

Unrealized gain on FFA	15,376	65,743

Unrealized gain on EURO hedge	162	170

Unrealized loss on forward fuel purchases	-	(490)
Unrealized gain on derivative financial instruments	15,538	65,423

At December 31, 2009, the Company expects that it will reclassify $15,376 of net gain on FFA from accumulated other comprehensive income (loss) to earnings during the next twelve months related to FFA transactions that will affect earnings for 2010.

The components of the change in the accumulated unrealized income (losses) on derivative financial instruments were as follows:

	For the years ended December 31,
	2009	2008	2007

Reclassification adjustments for amounts included in net (loss) income:

- Revenues	(32,279)	1,498	-
- Voyage expenses	490	(379)	98
- Depreciation of vessels and equipment	(8)	(12)	(5)

Change in unrealized impact on:

- FFA	(18,088)	88,045	(23,800)
- Forward fuel purchases	-	(218)	107
	(49,885)	88,934	(23,600)

r)	Derivative financial instruments

The Company from time to time uses derivative financial instruments to reduce risk from foreign currency fluctuations, changes in spot market rates for oceangoing vessels and changes in bunker fuel prices.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes all of its derivative instruments as either assets or liabilities in the balance sheet at fair value.  The accounting for changes in the fair value (i.e., gains or losses) of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For derivative financial instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative financial instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same line item associated with the hedged transaction in the same period or periods during which the hedged transaction affects earnings.  The ineffective portion of a derivative's change in fair value is immediately recognized in income.

Derivative financial instruments that are not designated as hedges for accounting purposes are adjusted to fair value through income.

Effective January 1, 2009, the Company adopted new accounting rules established by the FASB that require that a  Company can not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.  The adoption of the new accounting rules had no material impact on the Company's consolidated financial position or its results of operations.

s)	Earnings per share

Basic net (loss) income per share is computed by dividing the net (loss) income by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted (loss) income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the issuance of all outstanding warrants.

For the year ended December 31, 2009, the Company had a net loss from continuing operations and therefore the effect of potentially dilutive securities was antidilutive and is not included in shares outstanding for purposes of computing diluted (loss) income per share.

For the year ended December 31, 2008, the Company excluded from the computation of diluted (loss) income per share options to purchase 378,884 common shares.  These options were outstanding during this year but were excluded because they were antidilutive, as the option exercise price was greater than the average market price of the common share.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the computation of basic and diluted (loss) income per share attributable to Ultrapetrol (Bahamas) Limited.

	For the years ended December 31,
	2009	2008	2007

(Loss) Income from continuing operations	$(37,707)	$63,971	$8,358
(Loss) from discontinued operations	(2,131)	(16,448)	(3,917)
Net (loss) income	(39,838)	47,523	4,441

Basic weighted average number of shares	29,426,429	32,114,199	31,596,346
Effect on dilutive shares:
Options and restricted stock	-	52,451	234,648
Warrants issued	-	47,091	92,356
Diluted weighted average number of shares	29,426,429	32,213,741	31,923,350

Basic and diluted (loss) income per share:
From continuing operations	$(1.28)	$1.99	$0.26
From discontinued operations	(0.07)	(0.51)	(0.12)
	$(1.35)	$1.48	$0.14

t)	Stock compensation

Stock-based compensation cost is measured at the date of grant, based on the calculated fair value of the award, and is recognized as expense over the employee's service period, which is generally the vesting period of the equity grant. The fair value of performance based restricted common stock awards that are probable of being earned is expensed over the performance periods as the awards vest.

u)	Other operating income, net

For the three years ended December 31, 2009, this account includes:

	For the years ended December 31,
	2009	2008	2007

Gain on sale of vessels	$1,415	$-	$10,282
Claims against insurance companies	1,429	4,334	603
Other	-	2,179	59
	$2,844	$6,513	$10,944

v)	Income taxes

The Company accounts for deferred income taxes under the liability method.  Under this method, deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each period end corresponding to those jurisdictions subject to income taxes.  Deferred tax assets are recognized for all deductible temporary differences and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the deferred tax assets will be realized.  Deferred tax is measured based on tax rates and laws enacted or substantively enacted at the balance sheet date in any jurisdiction.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ultrapetrol's pre-tax income for the three years ended December 31, 2009 was taxed in foreign jurisdictions (principally Chile, Brazil, Argentina and Paraguay).

Income tax regulations in the different countries in which we operate are subject to interpretation by taxing authorities.  As a result, our judgment in the determination of uncertain income tax positions could be interpreted differently.  In this sense, the income tax returns of our primary income tax jurisdictions remain subject to examination by related tax authorities.  The tax returns are open to examination from 3 to 7 years.

3.	DRY DOCK

The capitalized amounts in dry dock at December 31, 2009 and 2008 were as follows:

	At December 31,
	2009	2008

Original book value	$15,160	$16,136
Accumulated amortization	(9,879)	(12,183)
Net book value	$5,281	$3,953

4.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at December 31, 2009 and 2008 were as follows:

	At December 31,
	2009	2008

Ocean-going vessels	$165,111	$233,816
River barges and pushboats	267,333	237,338
PSVs	143,565	113,894
Construction of PSV in progress	-	24,059
Advances for PSV construction	97,874	59,920
Furniture and equipment	7,293	7,111
Building, land, operating base and shipyard	45,121	12,024
Yard construction in progress	-	23,888
Advances to vendors	3,198	4,810
Total original book value	729,495	716,860
Accumulated depreciation	(158,017)	(164,177)
Net book value	$571,478	$552,683

In 2009, 2008 and 2007 we capitalized interest on our construction in progress in the amounts of $2,354, $3,230 and $2,403, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ACQUISITIONS AND DISPOSALS

Ocean Business

On December 10, 2009, we sold and delivered our Suezmax OBO vessel, Princess Susana, to its buyers for the total sale price of $9,840 net of commissions and Ultrapetrol recognized a gain on sale of vessel of $1,415.

On December 18, 2009, we entered into a memorandum of agreement (MOA) to sell our Suezmax OBO vessel, Princess Nadia, for a total sale price of $14,112 net of commissions for forward delivery to the buyer, which occurred on January 28, 2010, at which time Ultrapetrol will recognize a gain on sale of vessel of $2,870.  The proceeds from this sale were deposited in a restricted cash account and can only be used to buy another vessel to guarantee the 9% First Preferred Ship Mortgage Notes due 2014 within one year.

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

In 2007, the Company, through its subsidiaries in the River Business, purchased 45 Mississippi barges and a push boat for an aggregate purchase price of $8,752 and incurred additional direct costs of $6,044 relating to the acquisition.

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

We contracted to purchase 25 new heavy fuel engines for a total purchase price of €20,394 ($29,380) for some of our large and medium sized pushboats in our River Business out of which 15 have already been paid for and delivered. At December 31, 2009 we had paid €2,220 ($3,198) as advances, which are recorded as Advances to vendors and had remaining commitments of €7,920 ($11,410) on non-cancellable contracts to purchase the remaining 10 new heavy fuel engines.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Offshore Supply Business

On December 21, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed two contracts with a shipyard in China to construct two PSVs, with deliveries in 2010.  The price for each new PSV to be constructed in China is $26,400, to be paid in five installments of 20% of the contract price each, prior to delivery. As of December 31, 2009, UP Offshore (Bahamas) Ltd. paid four installments amounting $42,480, which are recorded as Advances for PSV construction.

On February 21 and June 13, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052, with contracted deliveries in 2010 and 2011.  The purchase price is to be paid in five installments of 20% of the purchase price each, prior to delivery.  As of December 31, 2009, UP Offshore (Bahamas) Ltd. had paid installments on its PSV under construction in India totaling $48,428, which are recorded as Advances for PSV construction.

In June 2003, UP Offshore Apoio Maritimo Ltda. (our subsidiary in the Offshore Supply Business) signed shipbuilding contracts for construction of four PSVs with EISA Estaleiro Ilha S/A (EISA), a Brazilian corporation. During November 2005 UP Offshore Apoio Maritimo Ltda. and EISA amended some conditions of the shipbuilding contracts, including the purchase price and the delivery dates.  At December 31, 2009 we took delivery and placed into service the four PSVs (two in 2006 and one in each of 2007 and 2009).

As of December 31, 2009, the Company had remaining commitments of $49,944 on non-cancellable contracts for the construction of six PSVs (four in India and two in China) scheduled for delivery in 2010 and 2011.

5.	LONG-TERM DEBT AND OTHER FINANCIAL DEBT

Balances of long-term financial debt at December 31, 2009 and 2008:

	Financial institution /		Nominal value
Borrower	Other	Due-year	Current	Noncurrent	Total

Ultrapetrol (Bahamas) Ltd.	Private Investors (Notes)	2014	$-	$180,000	$180,000
UP Offshore Apoio Marítimo Ltda.	DVB AG	Through 2016	900	8,650	9,550
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	4,300	42,550	46,850
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	2,000	17,000	19,000
Ingatestone Holdings Inc.	DVB AG + Natixis	Through 2019	-	24,150	24,150
UP Offshore Apoio Marítimo Ltda.	BNDES	Through 2027	826	17,904	18,730
Stanyan Shipping Inc.	Natixis	Through 2017	908	10,211	11,119
Ultrapetrol (Bahamas) Ltd.	BICE	2010	10,000	-	10,000
Hallandale Commercial Corp.	Nordea	Through 2013	2,352	8,780	11,132
UABL Paraguay S.A.	IFC	Through 2020	-	25,000	25,000
UABL Paraguay S.A.	OFID	Through 2020	-	15,000	15,000
UABL Barges and others	IFC	Through 2020	-	35,000	35,000
December 31, 2009			$21,286	$384,245	$405,531
December 31, 2008			$43,421	$369,519	$412,940

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aggregate annual future payments due to the long-term financial debt were as follows:

Year ending December 31

2010	$21,286
2011	13,778
2012	21,300
2013	25,376
2014	199,732
Thereafter	124,059
Total	$405,531

9% First Preferred Ship Mortgage Notes due 2014

On November 24, 2004 the Company completed a debt offering of $180,000 of 9% First Preferred Ship Mortgage Notes due 2014 (the "2014 Senior Notes"), through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S (the "Offering").  The net proceeds of the Offering were used to repay the 2008 Senior Notes, certain other existing credit facilities and to fund some vessel acquisitions.

Interest on the 2014 Senior Notes is payable semi-annually on May 24 and November 24 of each year.  The 2014 Senior Notes are senior obligations guaranteed by the Company's subsidiaries directly involved in our Ocean and River Business. At December 31, 2009, the Notes are secured by first preferred ship mortgages on 17 vessels (2 oceangoing vessel and 15 river pushboats), 2 oceangoing barges and 279 river barges.

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

The 2014 Senior Notes Indenture includes certain terms under which a subsidiary may be classified as an Unrestricted Subsidiary.  The Board of Directors determined that UP Offshore (Bahamas) Limited (the holding company of our Offshore Supply Business) has met those criteria and on October 29, 2009, the board of Directors of Ultrapetrol (Bahamas) Limited declared UP Offshore (Bahamas) Limited, as an Unrestricted Subsidiary pursuant to the terms of the Indenture.

At December 31, 2009 the net book value of the assets pledged as a guarantee of the 2014 Senior Notes was $95,000.

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

The loan bears interest at LIBOR plus 1.20% per annum with quarterly principal and interest payments and matures in December 2016.  The regularly scheduled principal payments are due quarterly and range from $1,075 to $1,325, with a balloon installment of $16,000 in December 2016. If a PSV is sold or becomes a total loss, the Borrower shall prepay the loan in an amount equal to the stipulated value of such PSV, which is initially stipulated in $18,750 and shall be reduced in the amount of $388 on each repayment date.

c)
Senior secured term loan facility of up to $25,000:  On October 31, 2007 UP Offshore as Borrower entered into a senior secured term loan facility of up to $25,000 with DVB AG for the purposes of providing post delivery re-financing of our PSV named UP Diamante.

The loan bears interest at LIBOR plus 1.50% per annum with quarterly principal and interest payments and matures in 2017.  The regularly scheduled payments commenced in February 2008 and are comprised of 8 installments of $750 each, 24 of $500 each and 8 of $250 each with a balloon installment of $5,000 in November 2017.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2009 the combined outstanding principal balance under the loan agreements was $75,400 and the aggregate net book value of the assets pledged was $98,000.

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

During 2008 and 2009, we drew down $13,800 and $10,350, respectively, of the Tranche A applicable to our PSVs under construction in India.  The aggregate outstanding principal balance of the loan was $24,150 at December 31, 2009.

Seventeen-year term $18,730 credit facility with Brazilian Development Bank (BNDES)

On August 20, 2009, UP Offshore Apoio (our subsidiary in the Offshore Supply Business) as Obligor, UP Offshore (Bahamas) Ltd., as Facility Guarantor and Ultrapetrol (Bahamas) Ltd., as Limited Guarantor, entered into a seventeen-year fixed interest credit facility for $18,730 with BNDES to partially post-finance the construction of our PSV UP Rubi.

The loan shall be repaid by 204 consecutive monthly installment beginning in April 2010.  The loan accrues interest at 3% per annum.

On October 30, 2009, UP Offshore Apoio entered into a Standby Letter of Credit Facility Agreement (the "Letter") with DVB Bank SE relating to a $21,500 Standby Letter of Credit Facility which guarantees the BNDES credit facility from November 11, 2009 to November 11, 2013.  The Letter requires PSV UP Rubi

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to be pledged as security and its fair market value shall be not less than 133.3% of the outstanding amount of the Letter and is guaranteed by UP Offshore (Bahamas) Ltd and Ultrapetrol (Bahamas) Limited as Facility Guarantor and Limited Guarantor, respectively.

Under the Letter, UP Offshore Apoio is to pay an up front fee equal to 1.5% of the outstanding amount, an annual commission fee of 2.0% per annum on the outstanding amount and a fee equal to 1.0% on the settlement date on the settlement amount.

As Facility Guarantor, UP Offshore (Bahamas) Ltd. shall maintain certain financial covenants including: (i) an average balance of available cash in a demand deposit of not less than $5,000 during each financial year, (ii) an equity ratio of not less than 30%, (iii) a minimum equity of $75,000 and, (iv) a ratio of consolidated EBITDA to consolidated debt service of at least 1.5.

At December 31, 2009, the outstanding principal balance under this loan agreement was $18,730 and the aggregate net book value of the asset pledged was $27,900.

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

At December 31, 2009 the outstanding principal balance was $11,119 and the aggregate net book value of the assets pledged was $16,000.

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

The loan is to be repaid in 16 consecutive quarterly installment of $1,562 each beginning in April 2008.  The loan accrues interest at LIBOR plus 2.95% per annum.

On February 27, 2009, the Company agreed with Banco BICE to fully and voluntary prepay all of the outstanding amounts under this loan with no contractual penalty or breakage cost. During the year ended December 31, 2009, the Company prepaid $18,751 to discharge the loan completely.

Revolving non-secured credit facility with Banco BICE

On October 12, 2007, Ultrapetrol Bahamas Ltd. entered into a three-year, $10,000, revolving non-secured credit facility with Banco BICE which must be renewed quarterly.  Our obligations under this credit facility are guaranteed by three of our subsidiaries.  This loan bears interest at LIBOR plus 1.625% per annum.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

This revolving non-secured credit facility contains certain customary covenants including: (i) a minimum equity of $ 160,000, (ii) a consolidated debt to equity ratio less than 1.5, (iii) a financial expense coverage ratio equal to or greater than 2.5 and, (iv) a ratio of consolidated debt to EBITDA equal to or less than 5.0.

At December 31, 2009 Ultrapetrol Bahamas Ltd. is in compliance with these covenants except for (iii) and (iv).  Consequently, on March 5, 2010 Banco BICE waived the compliance for all calculation dates since December 31, 2009, up to and including March 31, 2010 for the financial covenant in (iii) and up to and including October 12, 2010 (the maturity date of the credit facility) for the financial covenant in (iv).  Ultrapetrol Bahamas Ltd. expects to be in compliance with financial covenant in (iii) since June 30, 2010 and thereafter.

As of December 31, 2009, we drew down $10,000 available under this revolving non-secured credit facility which due on January 18, 2010.  The Company has renewed this loan until April 18, 2010.

Senior secured term loan with Nordea Bank Finland PLC (Nordea Bank) of $20,200

On November 30, 2007, Hallandale Commercial Corp. (our wholly owned subsidiary in the Ocean Business and the owner of the Amadeo) as Borrower, Ultrapetrol (Bahamas) Ltd., as Guarantor, and Tuebrook Holdings Inc. (our wholly owned subsidiary in the Ocean Business and the holding company of Hallandale Commercial Corp.), as Pledgor, entered into a $20,200 loan agreement with Nordea Bank for the purpose of providing post delivery financing of the vessel.

The loan shall be repaid by (i) 12 consecutive quarterly installments of $750 each beginning in March 2008 followed by 12 consecutive quarterly installments of $500 each, and (ii) a final balloon repayment of $5,200 payable simultaneously with the last installment.  The loan accrues interest at LIBOR plus 1.25% per annum.

The loan is secured by a mortgage on the Amadeo vessel and is jointly and severally irrevocably and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd.  The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.  The agreement governing the facility also contains customary events of default.

Further, the loan agreement requires until all commitments have terminated and all amount payable have been paid in full, the fair market value of the ship shall be not less than 130% of the loan.

On June 6, 2009, we voluntary prepaid $ 4,143 plus all interest accrued up to that date to partially prepaid the outstanding amount of this loan without any contractual penalty.  The other conditions of the loan remained unchanged.

The aggregate outstanding principal balance of the loan was $11,132 at December 31, 2009, and the aggregate net book value of the asset pledged was $28,000.

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

The loan is secured by a mortgage on part of our River Business fleet.  The loan contains various restrictive covenants, among others, that limit the Borrower's ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel.  The Borrower shall maintain certain financial covenants including: (i) a debt to equity ratio of not more than 2.0 and (ii) a historical debt service coverage ratio of not less than 1.0.

As guarantor, UABL Limited shall maintain certain financial covenants including; (i) a consolidated debt to equity ratio of no more than 1.4, (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.3 and (iii) a consolidated current ratio of at least 1.0.

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

As guarantor, UABL Limited shall maintain certain financial covenants including; (i) a consolidated debt to equity ratio of no more than 1.4, (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.3 and (iii) a consolidated current ratio of at least 1.0.

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

The loan shall be repaid in semi-annual installments of $652 for the first 9 payments and 1,141 for the last 8 payments, beginning in June 2012.  The loan accrues interest at LIBOR plus 3% for the first disbursement due in June 2009.  The next interest installment will be calculated considering LIBOR plus the percentage obtained from the Guarantor Prospective Debt Service Coverage Ratio.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The loan is secured by a mortgage on a portion of our River Business fleet.  The loan contains various restrictive covenants, among others, that limit the Borrower's ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel.  The Borrower shall maintain certain financial covenants including: (i) a debt to equity ratio of not more than 2.0 and (ii) a historical debt service coverage ratio of not less than 1.0.

As guarantor, UABL Limited shall maintain certain financial covenants including; (i) a consolidated debt to equity ratio of no more than 1.4, (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.3 and (iii) a consolidated current ratio of at least 1.0.

At December 31, 2009, the outstanding principal balance under the loan agreement with OFID and IFC was $75,000 and the aggregate net book value of the assets pledged was $59.000.

6.	FINANCIAL INSTRUMENTS

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's assets and liabilities as of December 31, 2009 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Current assets:
- Freight Forward Agreements	$-	$16,885	$-
- Vessels held for sale	1,950	-	-
Current liabilities:
- Freight Forward Agreements	-	(1,509)	-

The Company's assets as of December 31, 2009 that are measured at fair value on a non-recurring basis are summarized below:

	Level 1	Level 2	Level 3

Vessels and equipment held and used	$-	$-	$16,600

In accordance with the provisions of FASB ASC Topic 360-10-40, a vessel in the Ocean Fleet with a carrying amount of $41,600 was written down to its fair value of $16,600, resulting in an impairment charge of $25,000, which was included in Loss on write-down of vessels for the year ended December 31, 2009.

The estimated fair value of the Company's other financial assets and liabilities were as follows:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	At December 31,
	2009		2008
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
ASSETS

Cash and cash equivalents	$53,201	$53,201	$105,859	$105,859
Restricted cash (current and non-current portion)	2,839	2,839	3,648	3,648

LIABILITIES

Long term financial debt (current and non-current portion – Note 5)	$405,531	$366,184	$412,940	$277,063

The carrying value of cash and cash equivalents and restricted cash approximates fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements.  Generally, the carrying value of variable interest rate debt, approximates fair value.  Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

7.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

Effective January 1, 2009, the Company adopted new accounting rules established by the FASB which requires enhanced disclosure for derivative instruments and hedging activities about how and why an entity uses derivative instruments, the purpose of the hedging program, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows.

All of the Company's derivative positions are stated at fair value in the accompanying consolidated balance sheets. Realized and unrealized gains and losses on derivatives not designated as hedges are reported in the accompanying consolidated statements of operations as gains (losses) on derivatives, net.  Unrealized gains and losses on derivatives designated as cash flow hedges are reported as a component of other comprehensive income (loss) in the accompanying consolidated statement of changes in shareholders' equity, to the extent they are effective, and reclassified into earnings on the same line item associated with the hedged transaction and in the same period the hedged transaction affects earnings. Any ineffective portion of cash flow hedges is recognized immediately in income (loss).

Assets and liabilities arising from outstanding derivative positions are included in the accompanying consolidated balance sheets as receivables from derivative instruments and other liabilities, as follows:

	At December 31, 2009
	Current receivables from derivative instruments	Noncurrent receivables from derivative instruments	Current other liabilities
Derivatives designated as hedging instruments
Freight Forward Agreements	$16,885	$-	$1,509
	$16,885	$-	$1,509

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	At December 31, 2008
	Current receivables from derivative instruments		Noncurrent receivables from derivative instruments	Current other liabilities
Derivatives designated as hedging instruments
Freight Forward Agreements	$41,754	(1)	$20,078	$-
Forward fuel purchases	-		-	490

Derivatives not designated as hedging instruments
Forward currency exchange contracts	2,398		-	-
	$44,152		$20,078	$490

(1)  This amount was partially offset by cash collateral of $3,911 received from the clearing house.

At December 31, 2009, the Company does not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateraI. The amounts of collateral to be posted are defined in the terms of respective master agreements executed with a clearing house.  At December 31, 2009, the Company maintained the right to reclaim cash collateraI amounting $2,071, which is included in "Other receivables" in the current assets.

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large, well-established financial institutions and international traders, and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its counterparties.

CASH FLOW HEDGE

FFA

Through 2007 the Company employed its Capesize Fleet in the carriage of dry bulk cargos under time charter contracts. Under these time charter contracts the Company received for each day in the period of the fixed time charter contracts a fixed daily rate for the use of the vessel. During this time when fixed time charter rates were obtained by the Company's Capesize Fleet, the Company entered into freight forward agreements (FFAs), which met the definition of a derivative, on a speculative basis that extended from July 1, 2007 to March 31, 2008 to take advantage of short term fluctuations in the market.

From April 2008 onwards, the Company entered into FFAs either via a clearing house or over the counter with the objective to utilize them as hedging instruments to reduce its exposure to changes in the spot market rates earned by its vessels in the Capesize fleet.  These FFAs involve a contract to provide a fixed number of theoretical days of voyages at fixed rates.  These contracts are net settled each month with the Company receiving a fixed rate per day and paying the average rate of the C4TC Index.  The FFAs are hedging the fluctuation in the revenues of the Capesize fleet which is contracted at the average rate of the C4TC Index.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2009 the outstanding FFAs were as follows:

Days	Rate received ($/day)	Rate paid ($/day)	Nominal amount (in thousands)	Fair value asset (liability) (in thousands)	Settlement date

365(1)	83,000	C4TC	$30,295	$16,885	January to December 2010

180(2)	30,000	C4TC	5,400	$(1,132)	January to December 2010

50(3)	C4TC	45,000 to 59,000	(2,574)	(377)	January and February 2010
				$(1,509)

(1) Corresponds to each calendar month.
(2) Corresponds to 15 days per month.
(3) Corresponds to 40 and 10 days in January and February 2010, respectively.

FFAs have been designated as cash flow hedges for accounting purposes with the change in fair value being recorded in other comprehensive income (loss) as unrealized income of $15,376 and $65,743 at December 31, 2009 and 2008, respectively.  Any gain or loss will be realized in future earnings contemporaneously with the related revenue generated for our Capesize fleet in the Ocean Business.

During the years ended December 31, 2009 and 2008, the Company received and paid net cash settlements for its FFA positions which were designated as hedges for accounting purposes totaling $32,279 and $1,947, respectively.

During the year ended December 31, 2008, the Company recorded an aggregate realized income of $6,311 and paid cash settlements totaling $5,408, for the FFAs representing positions from January 2008 to March 2008 which were not designated as hedges for accounting purposes.

FFAs representing positions from July 2007 to March 2008 were not designated as hedges for accounting purposes. In connection with these agreements the Company recorded an aggregate net unrealized loss of $11,719 and a realized loss of $6,082 for the year ended December 31, 2007 and paid cash settlements totaling $6,082.

OTHER DERIVATIVE INSTRUMENTS

Forward currency exchange contracts

From time to time the Company entered into forward currency exchange contracts to buy pound sterling in the future at fixed exchange rates, which could offset possible consequences of changes in foreign exchange rates with respect to the Company's operations in the Offshore Supply Business conducted in the North Sea. These contracts were not designated as cash flow hedges and the changes in fair value were reflected in Gains on derivative, net.

During the year ended December 31, 2009 and 2008 the Company received and paid cash settlements totaling $2,638 and $66, respectively for these positions.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Gains on derivatives, net included in the accompanying consolidated statements of operations for the three years ended December 31, 2009 are as follows:

	For the years ended December 31,
	2009	2008	2007

FFA	$-	$6,311	$(17,801)
Forward currency exchange contracts	241	2,954	-
Other	-	(449)	-
	$241	$8,816	$(17,801)

8.	COMMITMENTS AND CONTINGENCIES

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

a)	Paraguayan customs disputes

i)
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

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue.  Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $500 and has applied a fine of 100% of this amount.  On November 24, 2006, the court confirmed that UABL is not liable for the first two issues.  The Company has entered a plea with the respective court contending the interpretation on the third issue under consideration where the Company claims to be equally non-liable.

On March 26, 2009, the Paraguayan Court for Tax Matters, issued a decision in favor of UABL Paraguay, sustaining the appeal filed by the Company and revoking the prior instance decision.  The case was appealed by the Paraguayan Central Tax Authorities and was submitted for the Paraguayan Supreme Court's consideration, which has already reviewed the case and its judgment would be issued during the course of the first half of 2010.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We have been advised by UABL´s counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any these taxes or fines.

ii)
On April 7, 2009, the Paraguayan Customs in Asunción commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations (smuggling) due to lack of submission of import clearance documents in Paraguay for some bunkers purchased between January 9, 2007 and December 23, 2008 from YPF-Repsol S.A. in Argentina.  Since those bunkers were purchased for consumption on board pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats.  We have been advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine in $2,000.  We have been advised by our local counsel that there is a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have no material adverse impact on the financial position or results of the Company.

iii)
On July 22, 2009, we learned of an ongoing investigation in connection with the registration of barges and pushboats in Paraguay.  We have learned that in April 2009, the Paraguayan Ministry of Public Works and Communications and the National Merchant Marine of Paraguay, submitted a complaint before the Public Prosecutor alleging that Oceanpar S.A. and UABL Paraguay S.A. would have used forged documents to get authorizations to flag 30 barges and to lease 252 barges, respectively.  Without recognition of any liability and in order to simplify the process, it was decided to accept certain of the alleged facts.  On October 5, 2009, the proceedings were suspended by the Court subject to complying with certain obligations within 1 year, including to regularize before the National Merchant Marine of Paraguay some administrative documentation corresponding to the vessels under investigation.  Although the Court decided to suspend the proceedings, on October 9, 2009, we submitted a request to the court in order to clarify its resolution since some statements did not correspond with ours.  On October 12, 2009 the Court issued the clarification resolution.  In the opinion of our local counsel the clarification issued by the Court was favorable.  The file will be sent to the Enforcing Court, and once there Oceanpar S.A. and UABL Paraguay S.A. shall regularize the documentation of the barges with the National Merchant Marine of Paraguay requesting the finalization of all proceedings in respect of these vessels and consequently the regularization of the documentation of the barges with the National Merchant Marine of Paraguay. We have sought the advice of our local counsel which has advised that both UABL Paraguay S.A. and Oceanpar S.A. have duly complied with their obligations under the law and consequently they believe that there is only a remote possibility that this investigation will have any material adverse impact on the financial position or results of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	Tax claim in Bolivia

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice informing that UABL International S.A. (a Panamanian subsidiary of the Company in the River Business) owed taxes to that authority in the amount of $2,949 (including interest and fines).  On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

On August 27, 2007, the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transactions tax and income tax) that UABL International S.A. owed to them in the amount of approximately $6,100 (including interest and fines).  On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned.

On June 26, 2008, the judge ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships ("RIBB" for its Spanish acronym).  Moreover, UABL International S.A. challenged the judge's decision to place the embargo, but our local attorneys have recently advised that although it has not been notified yet the higher court has also reconfirmed the preemptive embargo as the lower court did on November 15, 2008.

According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since no significant assets of UABL International S.A. are registered in the RIBB.

On August 30, 2008 both parties submitted their arguments to the judge, who is in a position to pass sentence. On August 12, 2009 UABL was served with the judgment of the Bolivian court deciding in favor of the Bolivian tax authorities. On August 22, 2009 UABL submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The parties now await the decision by the court of appeal. We have been advised by our local counsel that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

c)	Lease obligations

The Company and its subsidiaries lease buildings and operating equipment under various operating leases, which expire from 2010 to 2016 and which generally have renewal options at similar terms. Rental expense under continuing obligations for the three years ended December 31, 2009 was $891, $833 and $687, respectively. At December 31, 2009, obligations under the companies' operating leases with initial or remaining noncancellable lease terms longer than one year were as follows:

Years ending December 31,

2010	895
2011	747
2012	614
Thereafter	595
Total	$2,851

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 6, 2008 we entered into a three-year bareboat charter for an 11,299 dwt, 2006 built product tanker, the M/T Austral.  On March 25, 2009 we entered into a one-year bareboat charter which also provides to the Company a renewal option, for a 5,706 dwt, 2008 built product tanker, the M/T Mediator. Under these contracts, the minimum non-cancellable obligations for the years subsequent to December 31, 2009 are $3,952 in 2010 and $1,090 in 2011.  Rent expense for the years ended December 31, 2009 and 2008 was $4,808 and $2,229, respectively.  When cash rental payments are not made on a straight –line basis, we recognize variable rental expense on a straight – line basis over the lease term.

d)	Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be received on noncancellable time charter agreements of our six PSVs in our Offshore Supply Business, which terms are longer than one year were as follows:

Years ending December 31,

2010	$56,686
2011	60,066
2012	52,114
2013	10,052
Total	$178,918

The future minimum revenues, before reduction for brokerage commissions of five of our handy size-small product tanker vessels (two of them leased) in our Ocean Business, expected to be received on noncancellable time charter agreements, which terms are longer than one year were as follows:

Years ending December 31,

2010	$24,929
2011	18,196
2012	7,890
Total	$51,015

Revenues from a time charter agreements are generally not received when a vessel is off-hire, which includes time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The scheduled future minimum revenues should not be construed to reflect total shipping revenues for any of the periods.

e)	Other

At December 31, 2009, we employed several employees as crew of our vessels.  These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew.  Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings.  In addition, we cannot assure that these agreements will prevent labor interruptions.  While we have had no significant labor interruption in the past we do not believe any labor interruptions will disrupt our operations and harm our financial performance.

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

In 2009, 2008 and 2007, our subsidiaries did not derive any US source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

Income tax expense (benefit) from continuing operations (which includes TOMPI) is comprised of:

	For the years ended December 31,
	2009	2008	2007

Current	$1,352	$1,293	$1,694
Deferred	4,003	(5,466)	3,138
	$5,355	$(4,173)	$4,832

Reconciliation of income tax expense (benefit) to taxes calculated based on the statutory tax rate is as follows:

	For the years ended December 31,
	2009	2008	2007

(Loss) income from continuing operations before income taxes	$(32,589)	$61,026	$13,929
Sources not subject to income tax	28,182	(61,663)	(5,694)
	(4,407)	(637)	8,235
Statutory tax rate	35%	35%	35%
Tax expense (benefit) at statutory tax rate	(1,542)	(223)	2,882
Rate differential	(442)	(547)	(728)
Increase in valuation allowance	446	-	-
Effects of foreign exchange changes related to our foreign subsidiaries	5,768	(5,094)	1,836
Others	1,125	1,691	842
Income tax expense (benefit)	$5,355	$(4,173)	$4,832

At December 31, 2009, Argentinean subsidiaries had a consolidated credit related to TOMPI of $2,672 that expires from 2010 through 2019.  At December 31, 2009, Argentinean subsidiaries had accumulated benefit from tax loss carryforwards ("NOLs") for a consolidated total of $2,867 that expire in 2013 and 2014.  The Company believes it is more likely than not that the Company's subsidiaries NOLs and TOMPI credit, with exception of $321 of NOLs and $125 of TOMPI credit, will be utilized through the turnaround of existing temporary differences, future taxable income, tax strategies or a combination thereof.

During the year ended December 31, 2009, the Company recorded a valuation allowance for NOLs and TOMPI credit of its Argentinean subsidiaries by $446.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2009, the Brazilian subsidiaries had benefit from NOLs for a consolidated total of $775 that do not expire but the usage is limited to 30% of the taxable income in any year.

The components of net deferred income tax liabilities included on the balance sheets were as follows:

	At December 31,
	2009	2008
Deferred income tax assets
Other, deferred income tax current assets	$12	$11
NOLs	3,642	1,910
TOMPI credit	2,672	2,038
Other	1,892	789
Total deferred income tax noncurrent assets	8,206	4,737
Valuation allowance of deferred income tax assets	(446)	-
Net deferred income tax noncurrent assets	7,760	4,737
Deferred income tax liabilities
Vessels and equipment, net	5,689	4,572
Intangible assets	472	739
Unrealized exchange differences	6,557	944
Other	315	260
Total deferred income tax noncurrent liabilities	13,033	6,515
Net deferred income tax liabilities	$(5,261)	$(1,767)

As of January 1, 2009 and 2008, and for the years ended December 31, 2009 and 2008, the Company did not have any unrecognized tax benefits.  In addition, the Company does not expect to hold unrecognized tax benefits within the next twelve months.  Furthermore, the Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of financial and operating expenses, respectively, in the consolidated statements of operations.  For the years ended December 31, 2009 and 2008, the Company has no accrued interest and penalties related to unrecognized tax benefits.

10.	RELATED PARTY TRANSACTIONS

At December 31, 2009 and 2008, the balances of receivables from related parties, were as follows:

	At December 31,
	2009	2008
Current:

Other receivables

− Puertos del Sur S.A. and O.T.S.	$-	$285
− Other	67	78
	$67	$363
Noncurrent Other receivables – Puertos del Sur S.A. and O.T.S. (1)	$5,003	$4,873

(1)	Includes $2,280 from related parties, which corresponds to a loan that accrues interest at a nominal interest rate of 7% per year, payable semi-annually.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2009 and 2008 the payable to related parties, was as follows:

	At December 31,
	2009	2008
Accounts payable
Maritima Sipsa S.A.	$19	$15
Shipping Services Argentina S.A.	40	-
	$59	$15

For the three years ended December 31, 2009, the revenues derived from related parties, were as follows:

	For the years ended December 31,
	2009	2008	2007

Maritima Sipsa S.A. (1)	$-	$-	$2,765
Maritima Sipsa S.A. (2)	-	-	200
	$-	$-	$2,965

(1)	Sale and repurchase of vessel Princess Marina

In 2003, the Company entered into certain transactions to sell, and repurchase, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina.  In September 2007, the vessel Princess Marina was re-delivered to the Company and sold to a third party as further described in Note 4.  The transaction was recognized in the Company's statements of income as a lease.

(2)	Management fee billed by Ravenscroft

Since the date of acquisition of Ravenscroft and until October 2007 we included the management fee billed by Ravenscroft to Maritima Sipsa S.A., a 49% owned company, for the ship management services for the vessel Princess Marina.  The stipulated fee was $21 per month.

Voyage expenses paid to related parties

For the three years ended December 31, 2009, the voyage expenses paid to related parties were as follows:

	For the years ended December 31,
	2009	2008	2007

Commercial commissions (1)	$448	$302	$340
Agency fees (2)	171	131	78
Total	$619	$433	$418

(1)	Commercial commissions

Pursuant to a commercial agreement signed between UP Offshore (Bahamas) Ltd. (our subsidiary in the Offshore Supply Business) and Comintra, a minority shareholder of this, the parties agreed that Comintra charges a 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd beginning on June 25, 2003 and ending on June 25, 2013.

During 2005 UP Offshore (Bahamas) Ltd. paid an advance to Comintra fees under this agreement in the amount of $1,500.  At December 31, 2009 and 2008 the outstanding balance was $277 and $725, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Agency fees

Pursuant to an agency agreement with Ultrapetrol S.A., UABL S.A. and Ravenscroft, Shipping Services Argentina S.A. (formerly I. Shipping Service S.A.) a company of the same control group as Inversiones Los Avellanos S.A., has agreed to perform the duties of port agent for the Company in Argentina.

Operations in OTS S.A.'s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to OTS S.A., a 50% owned company.

For the three years ended December 31, 2009, UABL Paraguay paid to OTS S.A. $1,023, $806 and $700, respectively, for this operation.

11.	SHARE CAPITAL

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

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008.  The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

At December 31, 2008, the Company repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

At December 31, 2009, the outstanding common shares are 29,943,653 par value $.01 per share.

At December 31, 2009 our shareholders Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 2,977,690, 4,735,517 and 150,878, respectively, which represent 9.9%, 15.8% and 0.5%, respectively.  The joint voting power for these shares represents 71.5% of the total voting power and is combined pursuant to an agreement between the Original Shareholders who have agreed to vote their respective shares together in all matters where a vote of UPB's shareholders is required.

Solimar Holdings Ltd. Warrants

Under the terms of the warrant agreement dated March 16, 2000, our shareholder Solimar Holdings Ltd. owned warrants to purchase, up to 146,384 shares of our common stock at an exercise price of $6.83 per share. These warrants could be exercised at any time up to and including March 1, 2010 for restricted and unregistered shares, which was expired.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In November 2009, the Company filed a shelf registration statement on Form F-3 and related prospectus pursuant to the registration rights agreement mentioned above, relating to the proposed sale from time to time of up to 2,977,690 shares of our common stock held by Solimar Holdings Ltd.  The Company will not receive any of the proceeds from the sale by Solimar Holdings Ltd. of these shares of our common stock.

12.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest and income taxes paid for the three years ended December 31, 2009, from continuing operations were as follows:

	For the years ended December 31,
	2009	2008	2007

Interest paid	$21,983	$21,593	$18,854
Income taxes paid	$38	$269	$126

13.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

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

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas).  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Ocean Business:  In our Ocean Business, we operate nine oceangoing vessels and semi-integrated oceangoing tug barge units (seven of these owned and two leased) under the trade name Ultrapetrol.  Our Suezmax, Capesize and Handysize/small product tankers vessels transport dry and liquid bulk goods on major trade routes around the globe.  Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

All of the Company's operating revenues were derived from its foreign operations.  The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the years ended December 31,
	2009	2008	2007
Revenues (1)

− South America	$127,378	$152,855	$115,000
− Europe	69,546	111,108	75,181
− Asia	18,123	34,507	639
− Other	5,482	5,105	2,987
	$220,529	$303,575	$193,807

(1)	Classified by country of domicile of charterers.

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

The following represents the Company's vessels and equipment based upon the assets physical location as of the end of each applicable period presented:

	At December 31,
	2009	2008
Vessels and equipment, net

− South America	$397,986	$352,693
− Europe	37,398	59,515
− Asia	97,874	59,920
− Other	38,220	80,555
	$571,478	$552,683

Revenue by segment consists only of services provided to external customers, as reported in the consolidated statement of operations.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following schedule presents segment information about the Company's operations for the year ended December 31, 2009:

	Ocean Business		River Business	Offshore Supply Business	Total

Revenues	$105,633		$79,477	$35,419	$220,529
Running and voyage expenses	53,415		65,851	21,341	140,607
Depreciation and amortization	21,945		13,904	5,903	41,752
Segment operating (loss) profit	(330	) (1)	(9,651)	930	(9,051)
Segment assets	173,305		249,760	238,368	661,433
Investments in affiliates	306		1,481	-	1,787
Income (Loss) from investment in affiliates	20		(48)	-	(28)
Additions to long-lived assets	7,712		38,817	43,566	90,095
(1)	Includes an impairment charge for Princess Marisol of $25,000.

The following schedule presents segment information about the Company's operations for the year ended December 31, 2008:

	Ocean Business	River Business	Offshore Supply Business	Total

Revenues	$133,243	$126,425	$43,907	$303,575
Running and voyage expenses	42,061	103,794	18,621	164,476
Depreciation and amortization	21,139	12,602	4,879	38,620
Segment operating (loss) profit	64,964	2,736	14,896	82,596
Segment assets	236,015	260,980	201,285	698,280
Investments in affiliates	286	1,529	-	1,815
Loss from investment in affiliates	(174)	(268)	-	(442)
Additions to long-lived assets	5,872	83,810	46,194	135,876

The following schedule presents segment information about the Company's operations for the year ended December 31, 2007:

	Ocean Business	River Business		Offshore Supply Business	Total

Revenues	$58,353	$93,940		$41,514	$193,807
Running and voyage expenses	19,872	68,822		15,813	104,507
Depreciation and amortization	16,162	9,771		4,335	30,268
Gain on sale of vessels	10,282	-		-	10,282
Segment operating (loss) profit	25,936	8,648		15,037	49,621
Segment assets	195,164	179,747		157,478	532,389
Income (Loss) from investment in affiliates	111	(139)		-	(28)
Additions to long-lived assets	91,649	61,996	(1)	26,956	180,601

(1)	Includes 12 river barges and a push boat acquired in the Otto Candies acquisition valued at $14,033.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of total assets of the segments to amount included in the consolidated balance sheets were as follow:

	At December 31,
	2009	2008

Total assets for reportable segments	$661,433	$698,280
Other assets	18,300	20,920
Corporate cash and cash equivalents	53,201	105,859
Consolidated total assets	$732,934	$825,059

In 2009 revenues from one customer of Ultrapetrol Ocean and Offshore Supply Business represented $41,400 or 19% of the Company's consolidated revenues and revenues from one customer of Ultrapetrol River Business represented $24,000 or 11% of the Company's consolidated revenues.

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

14.	STOCK COMPENSATION

We have adopted the 2006 Stock Incentive Plan, or the 2006 Plan, dated July 20, 2006 which entitles certain of our officers, key employees and directors to receive restricted stock, stock appreciation rights, stock options dividend equivalent rights, unrestricted stock, restricted stock units or performance shares. Under the 2006 Plan, a total of 5,000,000 shares of common stock have been reserved for issuance.  The 2006 Plan is administered by our Board of Directors.  Under the terms of the 2006 Plan, our Board of Directors is able to grant new options exercisable at a price per share to be determined by our Board of Directors.  Under the terms of the 2006 Plan, no options would be able to be exercised until at least one year after the closing of our IPO (October 18, 2006).  Any shares received on exercise of the options would not be able to be sold until one year after the date of the stock option grant.  All options will expire ten years from the date of grant.  The 2006 Plan expires ten years from the closing of our IPO.

In addition, on July 20, 2006 we entered into separate consulting agreements that became effective upon completion of our IPO (October 18, 2006) with companies controlled by our chief executive officer, executive vice president, chief financial officer and chief financial accountant for work they perform for us in various different jurisdictions.  On October 29, 2009 the consulting agreements were renewed for a three-year period.

In connection with the new consulting agreements, in 2009, the Company awarded a total of 329,375 shares of restricted common stock at no cost to three companies controlled by our chief executive officer, executive vice president and chief financial officer.  These shares are non-transferable until they vest, which occurs at the end of three years.  During the vesting period, the shares have voting rights and cash dividends will be paid if declared.  The fair market value of the Company's shares on the grant date was $5.11.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2009, the Company granted a total of 329,375 shares of restricted common stock at no cost to three companies controlled by our chief executive officer, executive vice president and chief financial officer with performance periods of January 1, 2010 through December 31, 2010; January 1, 2011 through December 31, 2011; and January 1, 2012 to December 31, 2012.  At the end of each performance period, the number of shares of stock subject to the awards is determined by comparing the EBITDA achieved during the period to the EBITDA contained in the Company's annual budget. These performance based stock awards are also subject to continued employment for 36 months.

In connection with the consulting agreements signed in 2006, the Company awarded a total of 310,000 shares of restricted common stock at no cost to two companies, one of which is controlled by our chief executive officer and the other by our executive vice president, which were all vested at December 31, 2009.  The fair market value of the Company's shares on the grant date was $11.00.

On December 5, 2009 the Company granted a total of 97,164 shares of restricted common stock at no cost to its non-employee directors.  These shares are non-transferable until they vest, which occurs over a three year period.  During the vesting period, the shares have voting rights and cash dividends will be paid if declared.  The fair market value of the Company's shares on the grant date was $4.92.

On December 5, 2006, the Company granted a total of 36,952 shares of restricted common stock at no cost to its non-employee directors which were all vested at December 31, 2009.  The fair market value of the Company's shares on the grant date was $12.99.

Activity with respect to restricted common stock is summarized as follows:

	For the years ended December 31,
	2009	2008	2007

Nonvested shares outstanding at January 1	115,652	231,302	346,952
Granted	755,914	-	-
Vested	(112,830)	(115,650)	(115,650)
Forfeited	(2,822)	-	-
Nonvested shares outstanding at December 31	755,914	115,652	231,302

Total stock based compensation expense as a result of all of these grants was $1,163 in 2009 and $1,297 in each of 2008 and 2007 and is recorded in the same line item as cash compensation.  The unrecognized compensation cost at December 31, 2009 was $3,714 and the weighted average remaining life for unrecognized compensation was 2.80 years. A portion of this expense is subject to achievement of the EBITDA for the performance based restricted common stock

In addition, in 2006 the Company awarded to three companies, one of which is controlled by our chief executive officer, one by our executive vice president and the other by our chief financial officer, stock options to purchase a total of 348,750 shares of common stock at an exercise price of $11.00 per share.  These stock options vest ratably over a three-year period and expire ten years from the date of grant and are all vested at December 31, 2009.  The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.77% which is based on the U.S. Treasury yield curve in effect at the time of the grant, expected dividend yield of 0%, expected stock price volatility of 10.32% and expected life of 6 years, which has been computed based on the short-cut method per the Securities and Exchange Commission Staff Accounting Bulletin N° 107.  The aggregate fair market value of the stock options on the grant date was $1,444.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Activity and related information with respect to the Company's stock options is summarized as follows:

	For the years ended December 31,
	2009		2008
	Shares	Exercise price	Shares	Exercise price

Under option at January 1	348,750	$11	348,750	$11
Options granted	-	-	-	-
Options exercised	-	-	-	-
Options forfeited or expired	-	-	-	-
Under option at December 31	348,750	$11	348,750	$11
Options exercisable at December 31	348,750	$11	232,500	$11

Options outstanding at December 31, 2009 have a remaining contractual life of 6.80 years.

Total stock based compensation expense related to the stock options was $374 in 2009 and $481 in each of 2008 and 2007 and is recorded in the same line items as cash compensation.

15.	DISCONTINUED OPERATIONS

During 2008, the Company discontinued its operations in the Passenger Business.

Based on the cessation of the operations in the Passenger Business and the conditions in the cruise market the Company recorded an impairment charge on the Blue Monarch passenger vessel, which is available for sale, of $5,800, which was recorded in 2008.  The vessel was sold subsequent to year-end for $1,950 with no impact in earnings.

On October 22, 2007, in a separate transaction the Company sold its New Flamenco vessel for a total price of $23,523 net of commissions resulting in a loss of $181.

For all periods presented the Passenger Business operations have been reported as discontinued operations net of income taxes.

The impact of discontinued operations on earnings per share in all periods presented is disclosed in the consolidated statements of operations.

Discontinued operations, net of income taxes consist of the following:

	For the years ended December 31,
	2009	2008	2007

Revenues	$-	$10,753	$27,935
Running and voyage expenses	(1,252)	(17,600)	(26,668)
Depreciation and amortization	-	(3,751)	(5,195)
Other income (expenses), net	(879)	(5,850)	11

(Loss) from discontinued operations (net of income tax of $54 in 2007)	$(2,131)	$(16,448)	$(3,917)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2009 and 2008, respectively, $2,684 and $4,639, of assets of discontinued operations are included in Other current assets. At December 31, 2009 and 2008 there are no liabilities of discontinued operations.

16.	SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180 million 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by Company's subsidiaries directly involved in our Ocean and River Business.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

AT DECEMBER 31, 2009

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$218,554	$83,586	$24,792	$(326,865)	$67
Other current assets	34,938	52,229	27,096	-	114,263
Total current assets	253,492	135,815	51,888	(326,865)	114,330

Noncurrent assets
Vessels and equipment, net	-	172,664	399,875	(1,061)	571,478
Investment in affiliates	218,372	-	1,787	(218,372)	1,787
Other noncurrent assets	4,990	14,012	26,337	-	45,339
Total noncurrent assets	223,362	186,676	427,999	(219,433)	618,604
Total assets	$476,854	$322,491	$479,887	$(546,298)	$732,934

Current liabilities
Payables to related parties	$-	$127,564	$199,360	$(326,865)	$59
Current portion of long-term financial debt	10,000	-	11,286	-	21,286
Other current liabilities	3,151	10,640	10,842	-	24,633
Total current liabilities	13,151	138,204	221,488	(326,865)	45,978

Noncurrent liabilities
Long-term financial debt net of current portion	180,000	40,000	164,245	-	384,245
Other noncurrent liabilities	-	959	13,169	-	14,128
Total noncurrent liabilities	180,000	40,959	177,414	-	398,373
Total liabilities	193,151	179,163	398,902	(326,865)	444,351

Equity of Ultrapetrol (Bahamas) Limited	283,703	143,328	80,985	(224,313)	283,703
Noncontrolling interest	-	-	-	4,880	4,880
Total equity	283,703	143,328	80,985	(219,433)	288,583
Total liabilities and equity	$476,854	$322,491	$479,887	$(546,298)	$732,934

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

(stated in thousands of U.S. dollars)

	Parent		Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-		$130,119	$95,447	$(5,037)	$220,529

Operating expenses	(8,710)		(93,615)	(132,234)	4,979	(229,580)
Operating profit (loss)	(8,710)		36,504	(36,787)	(58)	(9,051)

Investment in affiliates	(31,064	) (1)	-	(28)	31,064	(28)
Other income (expenses)	(64)		(15,792)	(7,507)	-	(23,363)
Income (loss) before income taxes	(39,838)		20,712	(44,322)	31,006	(32,442)

Income taxes	-		1,211	(6,566)	-	(5,355)
Income (loss) from continuing operations	(39,838)		21,923	(50,888)	31,006	(37,797)

Loss from discontinued operations	-		-	(2,131)	-	(2,131)
Net (loss) income	(39,838)		21,923	(53,019)	31,006	(39,928)

Net (loss) attributable to noncontrolling interest	-		-	-	(90)	(90)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(39,838)		$21,923	$(53,019)	$31,096	$(39,838)

(1)	Includes a loss of $2,131 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$184,048	$119,984	$(457)	$303,575

Operating expenses	(9,494)	(112,460)	(99,423)	398	(220,979)
Operating profit (loss)	(9,494)	71,588	20,561	(59)	82,596

Investment in affiliates	59,645 (1)	-	(442)	(59,645)	(442)
Other income (expenses)	(2,628)	(13,324)	(5,176)	-	(21,128)
Income (loss) before income taxes	47,523	58,264	14,943	(59,704)	61,026

Income taxes	-	646	3,527	-	4,173
Income (loss) from continuing operations	47,523	58,910	18,470	(59,704)	65,199

Loss from discontinued operations	-	-	(16,448)	-	(16,448)
Net income	47,523	58,910	2,022	(59,704)	48,751

Net income attributable to noncontrolling interest	-	-	-	1,228	1,228
Net income attributable to Ultrapetrol (Bahamas) Limited	$47,523	$58,910	$2,022	$(60,932)	$47,523

(1) Includes a loss of $ 16,448 related to discontinued operations.

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$92,932	$105,653	$(4,778)	$193,807

Operating expenses	(7,763)	(73,386)	(67,757)	4,720	(144,186)
Operating profit (loss)	(7,763)	19,546	37,896	(58)	49,621

Investment in affiliates	12,558 (1)	-	(28)	(12,558)	(28)
Other income (expenses)	(354)	(32,301)	(3,009)	-	(35,664)
Income (loss) before income taxes	4,441	(12,755)	34,859	(12,616)	13,929

Income taxes	-	(44)	(4,788)	-	(4,832)
Income (loss) from continuing operations	4,441	(12,799)	30,071	(12,616)	9,097

Loss from discontinued operations	-	-	(3,917)	-	(3,917)
Net income	4,441	(12,799)	26,154	(12,616)	5,180

Net income attributable to noncontrolling interest	-	-	-	739	739
Net income attributable to Ultrapetrol (Bahamas) Limited	$4,441	$(12,799)	$26,154	$(13,355)	$4,441

(1)	Includes a loss of $3,917 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2009

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net (loss) income	$(39,928)	$22,079	$(53,265)	$31,186	$(39,928)
Loss from discontinued operations	-	-	2,131	-	2,131
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations	32,907	4,599	70,156	(31,186)	76,476
Net cash (used in) provided by operating activities from continuing operations	(7,021)	26,678	19,022	-	38,679
Net cash provided by operating activities from discontinued operations	-	-	37	-	37
Net cash (used in) provided by operating activities	(7,021)	26,678	19,059	-	38,716

Intercompany sources	(36,476)	(12,737)	-	49,213	-
Non-subsidiary sources	-	(13,538)	(70,060)	-	(83,598)
Net cash (used in) investing activities from continuing operations	(36,476)	(26,275)	(70,060)	49,213	(83,598)

Intercompany sources	(54)	-	49,267	(49,213)	-
Non-subsidiary sources	(125)	44	(7,695)	-	(7,776)
Net cash (used in) provided by financing activities from continuing operations	(179)	44	41,572	(49,213)	(7,776)
Net (decrease) increase in cash and cash equivalents	$(43,676)	$447	$(9,429)	$-	$(52,658)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2008

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income	$48,751	$58,910	$3,250	$(62,160)	$48,751
Loss from discontinued operations	-	-	16,448	-	16,448
Adjustments to reconcile net income to net cash (used in) provided by operating activities from continuing operations	(55,251)	(23,973)	31,767	62,160	14,703
Net cash (used in) provided by operating activities from continuing operations	(6,500)	34,937	51,465	-	79,902
Net cash (used in) provided by operating activities from discontinued operations	-	-	(8,645)	-	(8,645)
Net cash (used in) provided by operating activities	(6,500)	34,937	42,820	-	71,257

Intercompany sources	22,795	(72,033)	1,097	48,141	-
Non-subsidiary sources	-	5,173	(91,881)	-	(86,708)
Net cash provided by (used in) investing activities from continuing operations	22,795	(66,860)	(90,784)	48,141	(86,708)
Net cash provided by (used in) investing activities from discontinued operations	-	-	(1,283)	-	(1,283)
Net cash (used in) provided by investing activities	22,795	(66,860)	(92,067)	48,141	(87,991)

Intercompany sources	75,458	-	(27,317)	(48,141)	-
Non-subsidiary sources	(44,849)	39,381	63,799	-	58,331
Net cash provided by (used in) financing activities from continuing operations	30,609	39,381	36,482	(48,141)	58,331
Net increase (decrease) in cash and cash equivalents	$46,904	$7,458	$(12,765)	$-	$41,597

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2007

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income	$5,180	$(12,799)	$26,893	$(14,094)	$5,180
Income from discontinued operations	-	-	3,917	-	3,917
Adjustments to reconcile net income to net cash (used in) provided by operating activities from continuing operations	(12,613)	27,929	1,944	14,094	31,354
Net cash (used in) provided by operating activities from continuing operations	(7,433)	15,130	32,754	-	40,451
Net cash (used in) provided by operating activities from discontinued operations	-	-	1,449	-	1,449
Net cash (used in) provided by operating activities	(7,433)	15,130	34,203	-	41,900

Intercompany sources	(92,316)	(90,203)	-	182,519	-
Non-subsidiary sources	-	(24,497)	(197,498)	-	(221,995)
Net cash provided by (used in) investing activities from continuing operations	(92,316)	(114,700)	(197,498)	182,519	(221,995)
Net cash provided by (used in) investing activities from discontinued operations	-	-	21,347	-	21,347
Net cash (used in) provided by investing activities	(92,316)	(114,700)	(176,151)	182,519	(200,648)

Intercompany sources	-	103,313	79,206	(182,519)	-
Non-subsidiary sources	115,287	-	87,075	-	202,362
Net cash provided by (used in) financing activities from continuing operations	115,287	103,313	166,281	(182,519)	202,362
Net increase (decrease) in cash and cash equivalents	$15,538	$3,743	$24,333	$-	$43,614

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	SUBSEQUENT EVENTS

Sale of Princess Marisol

On February 17, 2010 the Company signed an MOA to sell its vessel Princess Marisol for a total purchase price before commissions of $13,500 for forward delivery between March 20 and May 30, 2010. The Company expects to record a loss on sale of a vessel between $1,600 and $2,400 in the first quarter 2010 results.  At December 31, 2009 the book value of the Princess Marisol was $16,600.

As a result of this transaction, FFA positions maturing between May and December 2010 with notional amounts totaling $15,800 will no longer be probable of occurring and thus will not qualify as effective cash flow hedges.  The gain related to these positions reported in other comprehensive income at December 31, 2009 will be reclassified into first quarter 2010 results.

FFA

Subsequent to December 31, 2009, we entered into a cleared FFA contract whereby a subsidiary of ours contracted via BNP Paribas Commodity Futures Ltd. ("BNP") with LCH to charge the average time charter rate for the C4TC for a total of 10 days per month between July and December 2010 (both inclusive) in exchange for a fixed daily rate of $29,500.

Additionally, we entered into six FFA contracts whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for a total of 23 days on March 2010 in exchange for a fixed weighted average time charter rate of $36,739 per day, 21 days per month between April and June 2010 (both inclusive) in exchange for a fixed rate of $39,000 per day and 7 days per month between July and December 2010 (both inclusive) in exchange for a fixed rate of $33,250 per day.

Container vessel acquisition

On February 26, 2010, we entered into an MOA whereby we agreed to acquire a 2003-built container vessel, the Frisian Commander, for a total purchase price of $12,400.  The container vessel has a rated carrying capacity of 1,118 Twenty-foot Equivalent Units.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:

We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Ultrapetrol (Bahamas) Limited's internal control over financial reporting at December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2010 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 30, 2010

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

/s/ Ezequiel A. Calciati
EZEQUIEL A. CALCIATI
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:

We have audited Ultrapetrol (Bahamas) Limited's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ultrapetrol (Bahamas) Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting".  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Ultrapetrol (Bahamas) Limited maintained, in all material respects, effective internal control over financial reporting at December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Ultrapetrol (Bahamas) Limited and its subsidiaries at December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009 of Ultrapetrol (Bahamas) Limited and its subsidiaries and our report dated March 30, 2010 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 30, 2010

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

/s/ Ezequiel A. Calciati
EZEQUIEL A. CALCIATI
Partner

Item 19 – EXHIBITS

Exhibit Number	Description

1.1	Fifth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited.*
1.2	Second Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited**
1.3	Articles of Incorporation (English translation) and By-laws of Baldwin Maritime Inc.***
1.4	Articles of Incorporation (English translation) and By-laws of Bayham Investments S.A.***
1.5	Articles of Incorporation (English translation) and By-laws of Cavalier Shipping Inc.***
1.6	Bylaws (English translation) of Corporacion De Navegacion Mundial S.A.***
1.7	Articles of Incorporation (English translation) and By-laws of Danube Maritime Inc.***
1.8	Articles of Incorporation and By-laws of General Ventures Inc.***
1.9	Articles of Incorporation (English translation) and By-laws of Imperial Maritime Ltd. (Bahamas) Inc.***
1.10	Articles of Incorporation (English translation) and By-laws of Kattegat Shipping Inc.***
1.11	Memorandum of Association and Articles of Association of Kingly Shipping Ltd.***
1.12	Memorandum of Association and Articles of Association of Majestic Maritime Ltd.**
1.13	Articles of Incorporation and Bylaws of Massena Port S.A. (English translation)***
1.14	Memorandum of Association and Articles of Association of Monarch Shipping Ltd.***
1.15	Memorandum of Association and Articles of Association of Noble Shipping Ltd.***
1.16	Articles of Incorporation (English translation) and Bylaws (English translation) of Oceanpar S.A.***
1.17	Articles of Incorporation (English translation) and By-laws of Oceanview Maritime Inc.***
1.18	Articles of Incorporation and Bylaws of Parfina S.A. (English translation)***
1.19	Articles of Incorporation (English translation) and By-laws of Parkwood Commercial Corp.***
1.20	Articles of Incorporation (English translation) and By-laws of Princely International Finance Corp.***
1.21	Memorandum of Association (English translation) and Articles of Association of Regal International Investments S.A.***
1.22	Articles of Incorporation (English translation) and By-laws of Riverview Commercial Corp.***
1.23	Memorandum of Association and Articles of Association of Sovereign Maritime Ltd.***
1.24	Articles of Incorporation (English translation) and By-laws of Stanmore Shipping Inc.***
1.25	Articles of Incorporation (English translation) and By-laws of Tipton Marine Inc.***
1.26	Articles of Incorporation (English translation) and By-laws of Ultrapetrol International S.A.***

A-1

1.27	Articles of Incorporation and Bylaws of Ultrapetrol S.A. (English translation)***
1.28	Memorandum of Association and Articles of Association of UP Offshore (Holdings) Ltd.***
2.1	Form of Global Exchange Notes (attached as Exhibit A to Exhibit 4.3).***
2.2	Registration Rights Agreement dated November 10, 2004.***
2.3	Indenture dated November 24, 2004.***
2.4	Form of Subsidiary Guarantee (attached as Exhibit F to Exhibit 10.4).***
4.1	Stock Purchase Agreement dated March 21, 2006 by and between Ultrapetrol (Bahamas) Limited and LAIF XI, LTD****
4.2	Stock Purchase Agreement dated March 20, 2006 by and among Ultrapetrol (Bahamas) Limited, Crosstrade Maritime Inc, and Crosstrees Maritime Inc.****
4.3	Loan agreement dated as of September 15, 2008, between UABL Paraguay S.A., a subsidiary of Ultrapetrol (Bahamas) Limited, and International Finance Corporation+
4.4	Loan agreement dated September 15, 2008 between certain subsidiaries of Ultrapetrol (Bahamas) Limited, as joint and several borrowers, and International Finance Corporation+
4.5	Loan agreement dated as of November 28, 2008, between UABL Paraguay S.A., a subsidiary of Ultrapetrol (Bahamas) Limited, and The OPEC Fund for International Development+
4.6
Loan agreement dated as of June 24, 2008, pursuant to which one of Ultrapetrol (Bahamas) Limited's subsidiaries is a borrower and Ultrapetrol (Bahamas) Limited and certain of its other subsidiaries are joint and several guarantors+

7	Statement of Ratio of Earning to Fixed Charges
8.1	Subsidiaries of Ultrapetrol (Bahamas) Limited ++
12.1	Section 302 Certification of Principal Executive Officer
12.2	Section 302 Certification of Principal Financial Officer
13.1	Section 906 Certification of Principal Executive Officer
13.2	Section 906 Certification of Principal Financial Officer
15.1	Consent of Independent Registered Public Accounting Firm
____________________
*	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed April 18, 2007 (Reg. No. 333-141485).

**	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed September 26, 2006 (Reg. No. 333-132856).

***	Incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol Bahamas) Limited filed January 24, 2005 (Reg. No. 333-122254).

****	Incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856).

+	Incorporated by reference to the Report on Form 6-K of Ultrapetrol (Bahamas) Limited submitted on February 18, 2010.

++	Incorporated by reference to the Annual Report on Form 20-F of Ultrapetrol (Bahamas) Limited filed March 13, 2008.

A-2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on  Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ULTRAPETROL (BAHAMAS) LIMITED

By: /s/ Felipe Menendez Ross
Name: Felipe Menendez Ross
Title:  Chief Executive Officer, President and Director

March 30, 2010

SK 02351 0010 1085944