Form 20-F
period 2010-12-31
ULTRAPETROL BAHAMAS LTD
filed 2011-03-14
CIK 1062781

                    UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                     FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

Yes [ X]	No [_]

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

Yes [_]    No [X]

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties that are described more fully in this report in the section titled "Risk Factors" in Item 3.D of this report. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	future operating or financial results;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand;

•	our ability to obtain additional financing;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

•	our dependence upon the abilities and efforts of our management team;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•	the highly competitive nature of the ocean-going transportation industry;

•	the loss of one or more key customers;

•	fluctuations in foreign exchange rates;

•	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs;

•	failure to pay resulting in default by one or more of our counterparts in derivative instruments;

•	potential liability from future litigation; and

•	other factors discussed in the section titled "Risk Factors" in Item 3.D of this report.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 – KEY INFORMATION

 A.           SELECTED FINANCIAL DATA

The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited (the "Company") is for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 and has been derived from the Company's Financial Statements. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

		Year Ended December 31,
	2010	2009	2008	2007	2006
		(Dollars in thousands)
Statement of Operations Data:
Revenues	$230,445	$220,529	$303,575	$193,807	$144,615
Operating expenses (1)	(150,922)	(140,607)	(164,476)	(104,507)	(78,236)
Depreciation and amortization	(34,371)	(41,752)	(38,620)	(30,268)	(24,714)
Loss on write- down of vessels	--	(25,000)	--	--	--
Administrative and commercial expenses	(27,051)	(25,065)	(24,396)	(20,355)	(14,416)
Other operating income (expenses)	617	2,844	6,513	10,944	(198)
Operating profit (loss)	18,718	(9,051)	82,596	49,621	27,051

Financial expense and other financial expenses	(26,417)	(23,237)	(30,542)	(20,440)	(18,921)
Financial loss on extinguishment of debt		--	--	--	(1,411)
Financial income	399	340	1,156	2,916	733
Gains (losses) on derivatives, net|	10,474	241	8,816	(17,801)	--
Investment in affiliates	(341)	(28)	(442)	(28)	588
Other, net	(875)	(707)	(558)	(339)	859

Income (Loss) from continuing operations before income tax	1,958	(32,442)	61,026	13,929	8,899
Income taxes (expenses) benefit	(6,363)	(5,355)	4,173	(4,832)	(2,101)

(Loss) Income from continuing operations	$(4,405)	$(37,797)	$65,199	$9,097	$6,798
(Loss) Income from discontinued operations (2)	$(515)	$(2,131)	$(16,448)	$(3,917)	$5,647
Net (Loss) Income	$(4,920)	$(39,928)	$48,751	$5,180	$12,445

Net (Loss) Income attributable to non-controlling interest	451	(90)	1,228	739	1,919

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)

Net (Loss) Income attributable to Ultrapetrol (Bahamas) Limited	(5,371)	(39,838)	47,523	4,441	10,526
Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) Income from continuing operations	(4,856)	(37,707)	63,971	8,358	4,879
(Loss) Income from discontinued operations	(515)	(2,131)	(16,448)	(3,917)	5,647
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(5,371)	(39,838)	47,523	4,441	10,526
Basic (loss) income per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$(0.16)	$(1.28)	$1.99	$0.26	$0.27
From discontinued operations	$(0.02)	$(0.07)	$(0.51)	$(0.12)	$0.32
	$(0.18)	$(1.35)	$1.48	$0.14	$0.59
Diluted (loss) income per share of Ultrapetrol (Bahamas) Limited
From continuing operations	$(0.16)	$(1.28)	$1.99	$0.26	$0.27
From discontinued operations	$(0.02)	$(0.07)	$(0.51)	$(0.12)	$0.31
	$(0.18)	$(1.35)	$1.48	$0.14	$0.58
Basic weighted average number of shares	29,525,025	29,426,429	32,114,199	31,596,346	17,965,753
Diluted weighted average number of shares	29,525,025	29,426,429	32,213,741	31,923,350	18,079,091

Balance Sheet Data (end of period):
Cash and cash equivalents	$105,570	$53,201	$105,859	$64,262	$20,648
Restricted cash	1,661	1,658	2,478	--	--
Working capital (3)	98,318	68,352	135,746	64,768	31,999
Vessels and equipment, net	612,696	571,478	552,683	452,544	299,600
Total assets	823,797	732,934	825,059	622,160	426,379
Total debt (4)	501,657	407,539	415,507	334,514	220,685
Ultrapetrol (Bahamas) Limited stockholders' equity	263,463	283,703	371,889	253,142	179,429
Non-controlling interest	5,331	4,880	4,970	3,742	3,091
Total equity	268,794	288,583	376,859	256,884	182,520

Statement of Cash Flow Data:
Total cash flows provided by operating activities	18,894	38,716	71,257	41,900	28,801
Total cash flows used in investing activities	(54,139)	(83,598)	(87,991)	(200,648)	(104,029)
Total cash flows provided by (used in) financing activities	87,614	(7,776)	58,331	202,362	87,962
Consolidated EBITDA as defined in the Notes due 2014 (5)	$39,296	$56,445	$116,859	$64,968	$62,417
Adjusted Consolidated EBITDA (5)	$61,293	$57,129	$116,859	$64,968	$62,417

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

(2)	Net of income tax effect.

(3)	Current assets less current liabilities.

(4)	Includes accrued interest.

(5)	The following table reconciles our EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA to our cash flows from operating activities:

		Year Ended December 31,

	2010	2009	2008	2007	2006
		(Dollars in thousands)

Net cash provided by operating activities from continuing operations	$20,844	$38,679	$79,902	$40,451	$22,030
Net cash (used in) provided by operating activities from discontinued operations	(1,950)	37	(8,645)	1,449	6,771
Total cash flows from operating activities	18,894	38,716	71,257	41,900	28,801
Plus
Adjustments from continuing operations
Increase / Decrease in operating assets and liabilities	(6,974)	(14,052)	15,415	6,354	7,162
Expenditure for dry docking	8,204	5,242	3,105	2,724	4,678
Income tax expense (benefit)	6,363	5,355	(4,173)	4,832	2,101
Financial expenses	25,925	24,248	25,128	20,440	18,921
Gains (losses) on derivatives, net	10,474	241	8,816	(17,801)	--
Gain on disposal of assets	724	1,415	--	10,282	630
Adjustment attributable to UP Offshore declassification (1)	(21,997)	(684)	--	--	--
Net loss (income) attributable to noncontrolling interest	(451)	90	(1,228)	(739)	(1,919)
Other adjustments	(3,306)	(2,570)	(3,419)	(2,645)	(663)

Adjustments from discontinued operations
Increase / Decrease in operating assets and liabilities	1,435	(1,566)	1,457	(2,114)	2,344
Expenditure for dry docking	--	--	289	2,124	158
Income taxes	--	--	--	54	100
Financial expenses	5	10	212	(262)	104
(Gain) on disposal of assets	--	--	--	(181)	--
Other adjustments	--	--	--	--	--

EBITDA as defined in the Notes due 2014 from continuing operations	$39,806	$57,964	$123,546	$63,898	$52,940
EBITDA as defined in the Notes due 2014 from discontinued operations	$(510)	$(1,519)	$(6,687)	$1,070	$9,477
Consolidated EBITDA as defined in the Notes due 2014	$39,296	$56,445	$116,859	$64,968	$62,417

Plus
Adjustment attributable to UP Offshore declassification (1)	$21,997	$684	$--	$--	$--
Adjusted Consolidated EBITDA	$61,293	$57,129	$116,859	$64,968	$62,417

(1)
As of September 30, 2009, our Board declassified UP Offshore Bahamas as a restricted subsidiary under the terms of the Indenture. Subsequently, on December 3, 2010, UP Offshore Bahamas was reclassified as a restricted subsidiary under the terms of the Indenture.

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

Risks Relating to Our Industry

If the global shipping industry, which historically has been cyclical and volatile, should remain depressed on a continuous basis or declines further in the future, our earnings and available cash flow may be adversely affected.

The international shipping industry is both cyclical and volatile in terms of charter rates and profitability. Charter rates are still relatively low compared to the rates achieved in the years preceding the global financial crisis. These factors may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters, and any renewal or replacement charters that we enter into may not generate revenue sufficient to allow us to operate our vessels profitably.

After reaching highs during the summer of 2008, charter rates for product tankers fell thereafter. While the rates have improved somewhat, they remain significantly below those high levels. The decline in charter rates is due to various factors, including the significant fall in demand for petroleum products, the consequent rising inventories of petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining. The recent global financial crisis and associated contraction in oil demand may adversely affect the rates payable in respect of our product tankers or our ability to sell a product tanker we own on the expiration or termination of its employment.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for cargo capacity and changes in the supply and demand for petroleum and petroleum products, iron ore, coal, and grains as well as other cargo transported by vessels. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for vessel capacity include:

•	supply and demand for petroleum and petroleum products, iron ore, coal, and grains as well as other cargo transported by vessels;

•	regional availability of refining capacity in the case of petroleum and petroleum products or crushing or manufacturing with respect to other cargo transported by other vessels;

•	global and regional economic and political conditions;

•	Actions taken by OPEC and major oil producers and refiners;
•	the distance cargo transported by vessels is to be moved by marine transportation;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather and climate conditions;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of shipping capacity include:

•	current and expected new buildings for vessles;
•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the conversion of vessels to other uses;

•	the price of steel;

•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

Historically, the shipping markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for vessel capacity. The recent global economic crisis may further reduce demand for transportation of cargo over longer distances and supply of vessels to carry cargo, which may materially affect our revenues, profitability and cash flows. If charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably.

Some of our vessels operate in services which cover areas that have a special tax status; the modification of that status could have an impact on the volume of cargo we carry and consequently could adversely affect our financial results.

Our River Business can be affected by factors beyond our control, particularly adverse weather conditions that can affect production of the goods we transport and navigability of the river system on which we operate.

We derive most of our River Business revenues from transporting soybeans and other agricultural and mineral products produced in the Hidrovia Region, as well as petroleum products consumed in the region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of agricultural products, which would likely result in a reduction in demand for our services. Drought conditions have affected the production of agricultural products during several years like 2005, 2006 and 2009. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers, as was the case in the High Paraguay River during the fourth quarters of 2007, 2008, 2009 and 2010.

The rates we charge and the quantity of freight we transport in our River Business can also be affected by:

•	demand for the goods we ship on our barges;

•	adverse river conditions, such as flooding, that slow or stop river traffic or reduce the quantity of cargo that we can carry in each barge;
•	navigational accidents involving our equipment resulting in disruptions of our programs;

•	any accidents or operational disruptions to ports, terminals or bridges along the rivers on which we operate;

•	changes in the quantity of barges available for river transport through the entrance of new competitors or expansion of operations by existing competitors;

•	disruption in the production of iron ore at the mines or lack of transportation to ports of loading;
•	the availability of transfer stations and cargo terminals for loading of cargo on and off barges; and

•	the ability of buyers of commodities to open letters of credit and generally the ability of obtaining financing on reasonable terms or at all.
•	the ability of buyers of commodities to open letters of credit and generally the ability of obtaining financing on reasonable terms or at all.
•	the availability and price of alternative means of transporting goods out of the Hidrovia Region.

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

Changes in rules and regulations with respect to cabotage or their interpretation in the markets in which we operate may have an adverse effect on our results of operations.

In most of the markets in which we currently operate we engage in cabotage or regional trades that have restrictive rules and regulations on a region by region basis. Our operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Brazilian cabotage for Brazilian-flagged vessels, such as some of our PSVs. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on our cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of our vessels in those trades) or less restrictive (which could result in increased competition in these markets).

Demand for our PSVs depends on the level of activity in offshore oil and gas exploration, development and production.

The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The following is a graph of the spot market levels of time charters for PSVs of 800+ m2 of deck in the North Sea for the past four years:

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

Changes in the petroleum products markets could result in decreased demand for our product tankers and related services.

    Demand for our product tankers and services in transporting petroleum products will depend upon world and regional petroleum products markets. Any decrease in shipments of petroleum products in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of petroleum products, including competition from alternative energy sources. In the long-term it is possible that petroleum products demand may be reduced by an increased reliance on alternative energy sources, by a drive for increased efficiency in the use of petroleum products as a result of environmental concerns, or by high oil prices. A recession affecting the U.S. and world economies may result in protracted reduced consumption of petroleum products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, and financial condition.

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

    If our vessels suffer damage, they may need to be repaired. The costs of repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, available repair facilities are sometimes limited as we have geographical limitations due to the trading patterns of our fleet. The same situation applies to scheduled drydocks. We may be unable to find space at a suitable repair or drydock facility or we may be forced to travel to a repair or drydock facility that is not conveniently located near our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant docking facilities would decrease our earnings.

 Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

    Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. In 2008, 2009 and 2010, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with dry bulk vessels and tankers particularly vulnerable to such attacks. According to the International Maritime Bureau commercial shipping in the area was subjected to 445 individual pirate attacks of which 53 ships were actually hijacked resulting in the kidnapping of 1,181 crew members.

If these pirate attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones or as "war and strikes" listed areas by the Joint War Committee, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents or similar incidents on board third party vessels managed by us, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under charters of the vessels we operate.

If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

From time to time on charterers' instructions, vessels managed by us may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

A renewed contraction or worsening of the global credit markets and the resulting volatility in the financial markets could have a material adverse effect on our business, results of operations and financial condition.

Since 2007, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are subject to regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. Although banks and financial institutions have since resumed extending credit, its availability remains significantly below its peak. As the shipping industry has been highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline. If we are unable to obtain additional credit or draw down upon borrowing capacity, it may negatively impact our ability to fund current and future obligations. These outcomes could have a material adverse impact on our business, results of operations, financial condition, ability to grow and cash flows, and could cause the market price of our common shares to decline.

If emergency governmental measures are implemented in response to any economic downturn, that could have a material adverse impact on our results of operations, financial condition and cash flows.

Since 2008, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may effect permanent changes in law or interpretations of existing laws. We cannot predict what, if any, such measures would be, but changes to securities, tax, environmental, or the laws of regulations, could have a material adverse effect on our results of operations, financial condition or cash flows.

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

The shipping industry is subject to extensive and changing international conventions and treaties, national, state and local environmental and operational safety laws and regulations in force in international waters and the jurisdictional waters of the countries in which the vessels operate, as well as in the country or countries in which such vessels are registered. These requirements include, but are not limited to, (i) the U.S. Oil Pollution Act of 1990, as amended, or OPA, (ii) the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, and its protocols of 1976, 1984, and 1992, or CLC, (iii) the IMO International Convention for the Prevention of Pollution from Ships, or MARPOL, (iv) the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001, (v) the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, (vi) the International Convention on Load Lines of 1966, (vii) the U.S. Maritime Transportation Security Act of 2002 and (viii) the International Ship and Port Facility Security Code.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to the management and disposal of hazardous materials and wastes, the cleanup of oil spills and other contamination, air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the drilling activity, offshore and shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Many of these environmental requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo-capacity or other operational or structural changes, lead to decreased availability of insurance coverage for environmental matters, or result in the denial of access to, or detention in, certain ports. Local, national and foreign laws, as well as international treaties and conventions, can subject us to material liabilities in the event that there is a release of petroleum or other hazardous substances from our vessels. We could also become subject to personal injury or property damage claims relating to exposure to hazardous materials associated with our current or historic operations. In addition, environmental laws require us to satisfy insurance and financial responsibility requirements to address oil spills and other pollution incidents, and subject us to rigorous inspections by governmental authorities. Violations of such requirements can result in substantial penalties, and in certain instances, seizure or detention of our vessels. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. Government regulation of vessels, particularly in the areas of safety and environmental impact, may change in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or to even scrap or sell certain vessels altogether. For example, beginning in 2003 we sold all of our single hull oceangoing tanker vessels in response to regulatory requirements in Europe and the United States. In addition, Annex VI of MARPOL Regulations for the Prevention of Air Pollution from ships, which became effective May, 2005, sets limits on sulphur oxide, nitrogen oxide and other emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Through Resolution MEPC.176(58), IMO has revised MARPOL Annex VI. The revised MARPOL Annex VI entered into force on July 1, 2010,  and addresses the following main items: sulphur content in fuels, NOx limits for diesel engines and Volatile Organic Compounds (VOC) Management Plan. Future changes in laws and regulations may require us to undertake similar measures, and any such actions may be costly. We believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. For example, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive, which could increase our costs relating to such matters.

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

MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Our Product Tankers (Miranda I, Alejandrina and Austral) and our Crude Oil Tanker Amadeo  are fully certified by class as double hull vessels. Our oceangoing barge Parana Petrol (formerly named Alianza G3),  although of double hull construction, does not meet the minimum height criteria in double bottoms and the minimum distance in double sides in correspondence with its slop tanks required by Rule 19 (formerly Rule 13). Nevertheless, this vessel is currently certified to operate in inland Argentine waters in her present state until the end of her useful life.

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

Recent changes in environmental and other governmental requirements may adversely affect our operations.

In December 2009, the U.S. Environmental Protection Agency, or the EPA, finalized new nitrogen oxide emissions control standards and reduced sulfur content fuel standards applicable to newly built large marine, Category 3 engines, which we expect could be applicable to certain of the newer vessels we acquire. Category 3 engines are diesel engines that typically range in size from 3,000 to 100,000 horsepower, and are used for propulsion power on certain vessels such as oil tankers, container ships, bulk carriers, and cruise ships. Since July 1, 2009, the State of California requires that both U.S. and foreign flagged vessels, subject to specified exceptions, use reduced sulfur content fuel of 1.5% for marine gas oil or 0.5% for diesel oil when operating within 24 nautical miles of California's coastline. As of January 1, 2012, these limits will both drop to 0.1% sulfur content. In addition, on January 1, 2010, the European Union, or EU, introduced a 0.1% maximum sulfur requirement for fuels used by vessels at berth in EU ports. Although we will take steps to ensure our vessels comply with these air emission regulations, enforcement of these industry-wide regulations by the U.S. Coast Guard, EPA or EU authorities and appropriate compliance measures could result in material operational restrictions in the use of our vessels, which could have a material adverse effect on our business, results of operations and financial condition.

Greenhouse gas restrictions may adversely impact our operations.

A number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with such measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program, any of which could have a material adverse effect on our business, results of operations and financial condition.

The oceangoing cargo transportation industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources or newer ships.

We employ our vessels in highly competitive markets. The oceangoing market is international in scope and we compete with many different companies, including other vessel owners and major oil companies, such as Transpetro, a subsidiary of Petrobras. In our Offshore Supply Business, we compete with companies that operate PSVs, such as GulfMark, Maersk, Seacor, Tidewater, Bram Offshore, CBO, Wilson Sons and Brasmar. Some of these competitors are significantly larger than we are and have significantly greater resources than we do. This may enable these competitors to offer their customers lower prices, higher quality service and greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers. Further, some of these competitors, such as Transpetro, are affiliated with or owned by the governments of certain countries, and may receive government aid or legally imposed preferences or other assistance, that are unavailable to us.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of our vessels or their cargos, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

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

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention in, certain ports.

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

Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the world community to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world markets and may affect our business, results of operations and financial condition. The conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further instability in the global markets. In addition, future terrorist attacks could result in an economic recession affecting the United States or the entire world. The effects of terrorism on financial markets could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

We are an international company and conduct almost all of our operations outside of the United States, and we expect to continue doing so for the foreseeable future. Some of these operations occur in countries that are less developed and stable than the United States, such as Argentina, Brazil, Chile, Paraguay, and Uruguay. Some of the risks we are exposed to by operating in these countries include among others:

•	political and economic instability, changing economic policies and conditions, and war and civil disturbances;

•	recessions in economies of countries in which we have business operations;

•	adverse foreign exchange rates;
•
the imposition of additional withholding taxes or other taxes on our foreign income, tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;

•	the imposition of executive and judicial decisions upon our vessels by the different governmental authorities associated with some of these countries;

•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements or changes in local cabotage rules and regulations;

•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;

•	difficulties and costs of staffing and managing our foreign operations; and

•	acts of piracy or terrorism.

These risks may result in unforeseen harm to our business and financial condition. Also, some of our customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain countries and economies, could adversely affect that part of our business.

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

We may have to employ temporarily part of our fleet on spot charters and any prolonged continuation of current spot charter rates or further decreases in spot charter rates in the future may adversely affect our earnings.

We may employ our ocean and offshore vessels in the spot charter market, and we may acquire additional vessels in the future that we may employ in the spot charter market. As a result, we may be exposed to the cyclicality and volatility of the spot charter market. Charter rates for ocean and offshore vessels in the spot charter market are currently low, and ocean and offshore vessels traded in the spot charter market may experience substantial off-hire time.

The spot charter market for ocean and offshore vessels may fluctuate significantly, and any significant fluctuations in charter rates will result in significant fluctuations in the utilization of our ocean and offshore vessels and our profitability. The successful operation of our vessels in the highly competitive spot charter market, depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo.  The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels.  In the event we are unable to find suitable employment for a vessel at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again. During the period of lay up, such vessel will continue to incur expenditure such as insurance, reduced crew wages and maintenance costs.  If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future.  Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

An increase in operating costs would decrease earnings and available cash.

Vessel operating costs include the costs of crew, provisions, deck and engine stores, lubricants, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance enhanced security measures implemented after September 11, 2001, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these vessel operating expenses would decrease earnings and available cash.

In addition, unlike under time charters where we are responsible only for vessel operating expenses but not voyage costs, under spot charter agreements, we are responsible for both voyage costs and vessel operating costs. Voyage costs include the costs of bunkers, port expenses and brokerage commissions paid by us to third parties. An increase in such voyage costs, or an increased reliance on spot charters which thereby increase our exposure to voyage costs, would adversely affect our earnings and available cash.

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

Our subsidiaries' credit facilities and the indenture governing our 9% First Preferred Ship Mortgage Notes due 2014, or the 2014 Notes, impose significant operating and financial restrictions on us that may limit our ability to successfully operate our business.

Our subsidiaries' credit facilities and the indenture governing the 2014 Notes impose significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long term interests. These restrictions limit our ability to, among other things:

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

We recently expanded into the feeder container vessel and river container trade sectors and in the future may enter into other sectors where we have limited experience.

We recently expanded our Ocean Business segment through the addition, in May 2010 and November 2010, of two vessels in the feeder container sector. In the fourth quarter of 2010, we entered the river container trade in the Hidrovia Region. The operation of container services has certain unique risks involving, among other things, the loading or unloading of containers with highly varied cargoes and industry specific inspection procedures. Our ability to establish container industry relationships and a reputation for customer service and safety, as well as to renew or maintain our existing connecting carrier agreements with the shipping lines that constitute our container service clients, will depend on a number of factors, including our ability to man our vessels with experienced feeder container crews and the ability to manage such risks. There is no assurance that we will be able to address the variety of vessel management risks in the feeder container vessel sector, which could adversely affect our container business and results of operations. In the future, we may enter other sectors or lines of business where we have limited experience, which could adversely affect our business and results of operations.

We are involved in, and may expand further into, the building of dry bulk and tank barges for the river trade as well as construction of vessels either by subcontracting with several parties the various tasks necessary to complete the construction or by carrying them out ourselves.

We have inaugurated a purpose built barge building facility at Punta Alvear in December 2009. We have similarly subcontracted and may subcontract in the future with different parties the building of the steel hull, the supply and assembly of engines, pipes, electrical conducts and other equipment and materials necessary to build vessels. Our production is dependent on a local labor force, local generation of electrical power, on the availability of steel and other materials, as well as suitable subcontractors. Any delay or interruption in the availability of these materials could cause delay in our production schedule. Also, registration of vessels following construction may take time due to the requirement in some jurisdictions of import licences or individual authorisations by governmental authorities and/or by classification societies.

This ship or barge building activity could be disrupted or become delayed by circumstances beyond our control such as timely lack of supply of materials or worksmanship to build, quality or design problems, strikes or other labor disputes or the construction executed by us could be deficient because of problems concerning design, workmanship or because of defective materials or equipment. These deficiencies, disruptions or delays may result in failure of timely delivery of the vessels that we are building or that we are committed to build for ourselves or for third parties with the consequent negative impact in our financial results through loss of earnings and/or penalties and/or cancellation of contracts and/or responsabilites under guarantees for construction contracts.

The failure of Petrobras to successfully implement its business plan for 2010-2014 could adversely affect our business.

During 2010, Petrobras announced its business plan for 2010-2014, which includes a projected capital expenditure budget of $22.0 billion between 2010 and 2014 and provides for an increase in drilling rigs, and in connection therewith forecasts a growth in the demand for supply and specialty vessels from 254 in December 2009 to 465 by 2013. In addition, Petrobras has entered into the Assignment Agreement with the Brazilian federal government to conduct operations in specified pre-salt areas, which will require additional capital expenditures by Petrobras to explore and develop the areas covered by the Assignment Agreement. The Assignment Agreement as well as other agreements and Brazilian regulations require that Petrobras acquire a minimum level of goods and services from Brazilian providers. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade.

We believe that Petrobras' capital expenditure plans and the Assignment Agreement will provide significant opportunities within the Brazilian PSV market, particularly for companies that own or are constructing Brazilian-built vessels, and we intend to actively pursue the further expansion of our PSV operations in Brazil, including seeking chartering opportunities for our PSVs under construction, evaluating the construction of additional PSVs within Brazil and identifying opportunities to utilize the preferential rights provided by our current Brazilian-built PSVs and any future PSVs we may construct. However, in the event Petrobras does not successfully implement its business plan for 2010-2014 or does not otherwise capitalize on the growth opportunities presented by the Assignment Agreement and favorable Brazilian regulations, there will be fewer opportunities to employ PSVs in Brazil than we expected. Consequently, we may not be able to expand our PSV operations in Brazil, which may adversely affect our Offshore Supply Business and results of operations.

Changes in governmental policies in South America could adversely affect our business, results of operations, financial condition and prospects.

We engage in business activities throughout South America. For the year ended December 31, 2010, 87% of our revenues were derived from charterers domiciled in Argentina, Bolivia, Brazil, Paraguay, and Uruguay. As a result, our business is and will continue to be subject to the risks generally associated with doing business in South America.

Governments throughout South America have exercised, and continue to exercise, significant influence over the economies of their respective countries. Accordingly, the governmental actions, political developments, regulatory and legal changes or administrative practices in these countries concerning the economy in general and the transportation industry in particular could have a significant impact on us. We cannot assure you that changes in the governmental policies of these countries will not adversely affect our business, results of operations, financial condition and prospects.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the 2014 Notes, the Convertible Senior Notes, or the Convertible Senior Notes,  and any amounts borrowed under any of our subsidiaries' credit facilities, and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all, or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness, including the 2014 Notes, the Convertible Senior Notes and any amounts borrowed under our subsidiaries' credit facilities, or to fund our other liquidity needs.

If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be done on commercially reasonable terms, or at all. In addition, the indentures governing the 2014 Notes and the Convertibles Senior Notes and the credit agreements governing our subsidiaries' various credit facilities may restrict us from adopting any of these alternatives. If we are not successful in, or are prohibited from, pursuing any of these remedies and cannot service our debt, our secured creditors may foreclose on our assets over which they have been granted a security interest.

Our 2017 Notes are convertible into shares and have a reset clause which, if executed, may expose the conversion rate to variations.

Our ability to carry out our expansion plans as scheduled depends upon our ability to generate sufficient funds.

We expect to fund our capital expenditures with our cash on hand, plus cash generated from our operations, plus funds borrowed under existing or new loan facilities, net of debt service and taxes payable. If we do not have sufficient available cash from these sources to meet our capital expenditures, we may not be able to carry out our expansion plans as scheduled, if at all.

We may be unable to obtain financing for our growth or to fund our future capital expenditures, which could negatively impact our results of operations and financial condition.

In order to follow our current strategy for growth, we will need to fund future vessel acquisitions, barge building, increased working capital levels and increased capital expenditures. In the future, we will also need to make capital expenditures required to maintain our current fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these measures. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we fail to obtain the funds necessary for capital expenditures required to maintain our fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which would harm our revenue and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, or increase our working capital or capital expenditures, we might not be able to grow our business and our earnings could suffer. Furthermore, any issuance of additional equity securities could dilute your interest in us and the debt service required for any debt financing would limit cash available for working capital and the payment of dividends, if any.

The volatility in LIBOR could affect our profitability, earnings and cash flow.

If the London market for dollar loans between banks were to become volatile the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market would widen. Interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

As of December 31, 2010, the Company had $75.0 million of variable rate borrowings, based on LIBOR, under its credit facilities with IFC and OFID. During the year ended December 31, 2010, the Company entered into an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate on these borrowings, which is subject to a floor of 1.69% and a cap of 5.00%. Additionally, as of December 31, 2010, the Company had other variable rate debt (due 2011 through 2019) totaling $131.1 million. These debts call for the Company to pay interest based on LIBOR plus a 120-340 basis point margin. The interest rates reset either monthly or quarterly. As of December 31, 2010, the average interest rate on these borrowings was 2.33%.

A 1% increase in LIBOR would translate to a $1.3 million increase in our interest expense per year, which would adversely affect our earnings.

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

The increased capacity created by building new barges may not be utilized by the local transportation market at prevailing prices or at all. Our expansion activities may also be subject to delays in construction or registration, which may result in cost overruns or lost revenues. Any of these developments would adversely affect our revenue and earnings.

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

We believe that our initiatives will result in improvements in efficiency allowing us to move more cargo per barge and / or per unit of pushing capacity. If we do not fully achieve these efficiencies, or do not achieve them as quickly as we planned, we will need to incur higher repair expenses to maintain fleet size by maintaining older barges or invest new capital as we replace aging / obsolete capacity. Either of these options would adversely affect our results of operations.

We may not be able to charter our new PSVs at attractive rates.

We have contracted with a shipyard in India to construct four new PSVs and with another shipyard in China to construct one new PSV, with scheduled deliveries commencing in the second quarter of 2011 (although the delivery of these PSVs has been delayed from their original delivery dates and may be further delayed). Although we intend to charter these vessels by the time they are delivered, we may be unable to do so. Even if we do obtain charters for these vessels, they may be at rates lower than those that currently prevail or those that we anticipated at the time we ordered the vessels. If we fail to obtain charters or if we enter into charters with low charter rates, our financial condition and results of operations could suffer.

We may face delays in delivery under our newbuilding contracts for PSVs which could adversely affect our financial condition and results of operations.

The five PSVs currently under construction and additional newbuildings for which we may enter into contracts may be subject to further delays in their respective deliveries or even non-delivery from the shipyards. The delivery of our PSVs, and/or additional newbuildings for which we may enter into contracts, could be further delayed, canceled, become more expensive or otherwise not completed because of, among other things:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crises of the shipyard;

•	economic factors affecting the yard's ability to continue building the vessels as originally contracted;

•	a backlog of orders at the shipyard;

•	weather interference or a catastrophic event, such as a major earthquake or fire or any other force majeure;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel or machinery, engines and critical components such as dynamic positioning equipment;

•	our inability to obtain requisite permits or approvals or to receive the required classifications for the vessels from authorized classification societies;

•	a shipbuilder's failure to otherwise meet the scheduled delivery dates for the vessels or failure to deliver the vessels at all; or

•	inability or unwillingness by the shipyard to extend the refund guarantees required to be up to date according to the building contracts.

If the delivery of any PSV, and/or additional newbuildings for which we may enter into contracts, is materially delayed or canceled, especially if we have committed that vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected. Although the building contracts typically incorporate penalties for late delivery, we cannot assure you that the vessels will be delivered on time or that we will be able to collect the late delivery payment from the shipyards or that in the case we collect those late delivery penalties, they are sufficient to compensate for losses suffered.

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

In the event one of the shipyards building our PSVs does not perform under its agreements with us and we are unable to enforce certain refund guarantees, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Currently, we have outstanding newbuilding contracts with a shipyard in China and a shipyard in India for the construction of a total of five new PSVs. According to the Shipyards, these PSVs are scheduled to be delivered commencing in 2011 (although the delivery of the vessels has been delayed from their original delivery dates and may be further delayed) starting with our UP Jasper in the second quarter of 2011. As of December 31, 2010, we have made total yard payments to these yards in the amount of $69.6 million and we have remaining yard payments in the amount of $44.9 million before we take possession of the PSVs. In the event that a shipyard does not perform under its agreements with us and we are unable to enforce certain refund guarantees due to an outbreak of war, bankruptcy or otherwise, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

We are a holding company, and depend almost entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company, and as such we have no significant assets other than the equity interests of our subsidiaries. Our subsidiaries conduct all of our operations and own all of our operating assets. As a result, our ability to pay dividends and service our indebtedness depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization. For example, some of our subsidiaries' existing credit agreements contain significant restrictions on the ability of our subsidiaries to pay dividends or make other transfers of funds to us. Further, some countries in which our subsidiaries are incorporated require our subsidiaries to receive central bank approval before transferring funds out of that country. In addition, under limited circumstances, the indenture governing the 2014 Notes permits our subsidiaries to enter into additional agreements that can limit our ability to receive distributions from such subsidiaries. If we are unable to obtain funds from our subsidiaries, we will not be able to service our debt or pay dividends, should we decide to do so, unless we obtain funds from other sources, which may not be possible.

We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could adversely affect our revenues.

On a consolidated basis, in 2010, our three largest customers were Petrobras, Cargill and Petropar.  In aggregate terms, our three largest customers accounted for 60% of our total revenues. In each of our business segments, we derive a significant part of our revenues from a small number of customers. Additionally, some of these customers, including many of our most significant ones, operate vessels and or barges of their own. These customers may decide to cease or reduce the use of our services for any number of reasons, including employing their own vessels. The loss of any one or a number of our significant customers, whether to our competitors or otherwise, could adversely affect our revenues and earnings.

We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and costs and consequently the results of our operations.

We are an international company and, while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. Changes in currency exchange rates could adversely affect our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. Further, we incur costs in multiple currencies that are different than, or in a proportion different to, the currencies in which we receive our revenues. Accordingly, if the currencies in which we incur a large portion of our costs appreciate in value against the currencies in which we receive a large portion of our revenue, our margins could be adversely affected. We have from time to time hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated losses. This operation may be performed again in the future.

Rising fuel prices may adversely affect our profits.

Fuel is the largest operating expense in our River Business where most of our contracts are contracts of affreightment under which we are paid per ton of cargo shipped. Currently, most of these agreements permit the adjustment of freight rates based on changes in the price of fuel. We may be unable to include this provision in these contracts when they are renewed or in future contracts with new customers. In our Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since it is them who are generally responsible, at their expense, for the cost and supply of fuel; however, such cost may affect the charter rates we are able to negotiate for our Offshore Supply Business vessels. In addition, we may become responsible for the positioning and depositioning supply of fuel to such vessels, in which case variations in the price of fuel could affect our earnings. In our Ocean Business, while fuel price and supply are the charterers responsibility for those vessels during their time charter, fuel is a significant, if not the largest, expense in our shipping operations or for those employed in our liner service. We are responsible for the supply of fuel to such vessels, and variations in the price of fuel could have a significant impact on our earnings to the extent they are different (higher than) those employed when estimating the expected result of such voyages and fixing the corresponding freight. We may not be able to increase our liner freights to compensate for the fuel adjustment. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

Secondhand vessels are more expensive to operate and repair than newbuildings and may have a higher likelihood of accidents which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

    We purchased all of our oceangoing vessels, and substantially all of our other vessels with the exception of our PSVs, secondhand and our current business strategy generally includes growth through the acquisition of additional secondhand vessels. While we inspect secondhand vessels prior to their purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Consequently, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we are liable to third parties. If we purchase and operate additional secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently built vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

As of December 31, 2010, we employed 225 land-based employees, 197 shipyard workers and approximately 797 seafarers as crew on our vessels. Most of these seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure you that these agreements will prevent labor interruptions or that they may not result in increased costs. Any labor interruptions could disrupt our operations and harm our financial performance.

On our River Business, current different degrees of unionization of our employees and crew onboard may lead to a change or leveling of such unionization, which could result in higher costs for us, thus affecting our results of operations.

Certain conflicts of interest may adversely affect us.

Certain of our directors and officers hold similar positions with other related companies. Felipe Menendez R., who is our President, Chief Executive Officer, and a Director, is a Director of Oceanmarine, a related company that previously provided administrative services to us and has entered into joint ventures with us in salvage operations. Oceanmarine also operates slot charter container services between Argentina and Brazil, an activity in which we do not engage at the present time. Ricardo Menendez R., who is our Executive Vice President and one of our Directors, is the President of Oceanmarine, and is also the Chairman of The Standard Steamship Owners' Protection and Indemnity Association (Bermuda) Limited, or Standard, a P&I club with which some of our vessels are entered. For the years 2008, 2009, and 2010, we paid to Standard $3.5 million, $4.3 million and $3.9 million respectively in insurance premiums. Both Mr. Ricardo Menendez R. and Mr. Felipe Menendez R. are Directors of Maritima SIPSA, a company owned 49% by us and 51% by SIPSA S.A. (a related company) and Directors of Shipping Services Argentina S.A. (formerly I. Shipping Services), a company that provides vessel agency services for third parties in Argentina and occasionally for our vessels calling at Buenos Aires, Ushuaia and other Argentinean ports. We are not engaged in the vessel agency business for third parties and the consideration we paid for the services provided by Shipping Services Argentina S.A. and Navalia to us amounted to $0.1 million in 2008, $0.2 million in 2009 and $0.4 in 2010. Although these directors and officers attempt to perform their duties within each company independently, in light of their positions with such entities, these directors and officers may face conflicts of interest in selecting between our interests and those of Oceanmarine, Shipping Services Argentina S.A. and Navalia and Standard. In addition, Shipping Services Argentina S.A. and Oceanmarine are indirectly controlled by the Menendez family, including Felipe Menendez R. and Ricardo Menendez R. These conflicts may limit our fleet's earnings and adversely affect our operations.  Although we cannot ascertain the exact amount of time allocated by these officers and directors to our business, generally such officers and directors dedicate a substantial portion of their average working week to our business and in any event in an amount sufficient to fulfill their obligations to us in their role as officer or director.

We may not be able to fulfill our obligations in the event we suffer a change of control or a fundamental change.

If we suffer a change of control, we will be required to make an offer to repurchase the 2014 Notes at a price of 101% of their principal amount plus accrued and unpaid interest within a period of 30 to 60 days. In addition, if a fundamental change occurs, as defined in the indenture governing the Convertible Senior Notes, we may be required to make an offer to repurchase the Convertible Senior Notes. A change of control or fundamental change may also result in the banks that have other financings in place with us deciding to cross-default and/or accelerate the repayment of our loans. Under certain circumstances, a change of control of our company or fundamental change may also constitute a default under our credit facilities resulting in our lenders' right to accelerate their loans. We may not be able to satisfy our obligations if a change of control or fundamental change occurs.

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

Because we are a non-U.S. corporation, you may not have the same rights that a creditor of a U.S. corporation may have.

We are incorporated under the laws of the Commonwealth of the Bahamas. Our organizational documents and the International Business Companies Act, 1989 govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the U.S. Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then-prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of their shares of our common stock.  See "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

It should be noted that for the calendar years 2008, 2009 and 2010, our non-U.S. subsidiaries did not derive any U.S.-source shipping income. Therefore our non-U.S. subsidiaries should not be subject to any U.S. federal income tax for 2008, 2009 or 2010, regardless of their qualification for exemption under Section 883.

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

We were originally formed, in conjunction with others, by members of the Menendez family with a single ocean going vessel in 1992, and were incorporated in our current form as a Bahamas corporation on December 23, 1997. Our registered offices are in Ocean Centre, Montagu Foreshore, East Bay St., Nassau, Bahamas. (P.O. Box SS-19084). Our agent in the Bahamas is H&J Corporate Services Ltd. Our telephone number is +1 242 364 4755.

Our Ocean Business has grown through the investment of capital from the operation of our fleet along with other sources of capital to acquire additional vessels. In 1998, we issued $135.0 million of 10 1/2% First Preferred Ship Mortgage Notes due 2008, or the Prior Notes. By 2001, our fleet reached 13 oceangoing vessels with a total carrying capacity of 1.1 million dwt. During 2003, in an effort to remain ahead of changing environmental protection regulations, we began to sell our entire single hull Panamax and Aframax fleets (five vessels in total), a process that we completed in early 2004. Since then, we initially focused in developing two different ocean fleets: a Capesize / OBO fleet, and a Product Tanker fleet. However, in December, 2009, taking into account the order book for the Capesize vessels in the near future, the Company made the strategic decision to sell this asset class. The process started with the sale of our Princess Susana on December 10, 2009, and finalized with the sale of our fourth Capesize vessel, Princess Katherine, on September 15, 2010.

 We began our River Business in its current format in 1993. In October 2000, we formed a joint venture, UABL Ltd., or UABL, with American Commercial Barge Lines Ltd., or ACL. From 2000 to 2004, we built UABL (our brand name in the River Business) into the leading river barge company in the Hidrovia Region of South America. We purchased from ACL their 50% equity interest in UABL and started a process of growth that included several load outs (imports) of barges and pushboats from the United States of America and acquisitions of smaller companies already present in the Hidrovia, such as Otto Candies.

During 2000, we received a $50.0 million equity investment from an affiliate of Solimar Holdings, Ltd., or Solimar, a wholly-owned subsidiary of the AIG-GE Capital Latin American Infrastructure Fund, or the Fund. The Fund was established at the end of 1996 to make equity investments in South America, Mexico, Central America and the Caribbean countries. The Fund was also a coinvestor with the Company in other shipping ventures.

We initiated our Offshore Supply Business in its current format during 2003 through a joint venture with a wholly-owned subsidiary of the Fund, and Comintra Enterprises Ltd. Our partners and us capitalized the business with $45 million of common equity and $70 million of debt and preferred equity from IFC to construct our initial fleet of six PSVs. On March 21, 2006, we purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., or UP Offshore, a company through which we operate our Offshore Supply Business, from an affiliate of Solimar for a purchase price of $48.0 million. Following this acquisition, we hold 94.45% of the issued and outstanding shares of UP Offshore.

In November 2004, we issued $180.0 million of 9% First Preferred Ship Mortgage Notes due 2014, or the 2014 Notes.

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

Between June and November 2008, we entered into three loan agreements to finance up to $168.6 million through three loan facilities with DVB / Natixis (as co-lenders), IFC and OFID, that allow us to partially fund our expansion capital expenditure programs in the Offshore Supply Business and the River Business. As of December 31, 2010, we had drawn $99.2 million, out of the $168.6 million committed.

On July 15, 2010, Solimar Holdings Ltd. ("Solimar"), a Named Shareholder, sold all of its remaining shareholder interest in the Company to Hazels (Bahamas) Investments Inc. ("Hazels") also a Named Shareholder. Accordingly Hazels acquired 2,977,690 additional ordinary shares in the Company which entitled Hazels to hold seven votes for each additional share so acquired in this transaction.

On December 9, 2010, we entered into a loan agreement with DVB Bank SE and Banco Security to finance up to $40.0 million of the acquisition of two PSVs constructed for us, UP Turquoise and UP Jasper. This facility will be drawn in two advances, each in the approximate amount of $20.0 million, upon the delivery of each of the respective PSVs. On December 16, 2010, we drew the first advance of $20.0 million in connection with the delivery of UP Turquoise.

On December 23, 2010 we issued $80.0 million of 7.25% Convertible Senior Notes due 2017.

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

•
Our River Business, with 602 barges and 33 pushboats, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large region with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 50% of world soybean production in 2011, as compared to 32% in 1995. We have also initiated a barge building facility at Punta Alvear, which is the most modern of its kind in South America.

•
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. Our Offshore Supply Business fleet consists of seven PSVs currently in operation and five under construction. Four of those under construction were contracted with a shipyard in India with deliveries commencing in 2011, while the one remaining was contracted to a shipyard in China with expected delivery during the second quarter of 2011.

•
Our Ocean Business operates eight ocean-going vessels (including four Product Tankers) that we employ in the South American coastal trade where we have preferential rights and customer relationships, one Oceangoing Pushboat; one inland tank barge and two container feeder vessels. Our Ocean Business fleet has an aggregate carrying capacity of approximately 110,000 deadweight tons.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to increase volume, efficiency, and market share in a targeted manner. For example, we have been increasing the cargo capacity of our existing river barges to help increase our efficiency and market share. In addition, we have commenced a program to replace the current engines in eleven of our river pushboats, and increase the pushing capacity of some of them, with new engines that will allow us to operate using less expensive heavy fuel and maximize the size of our convoys thus reducing costs per ton transported. We expect that the PSV orders placed in India and China will allow us to further capitalize on the attractive offshore petroleum services market. We are also pursuing the expansion of our ocean fleet through acquisitions or bareboat charters of specific types of vessels, such as the purchase of a 2003-built container vessel, the Frisian Commander, renamed M.V. Asturiano, with a carrying capacity of 1,118 Twenty-foot Equivalent Units ("TEUS"), as well as a 2002-built container vessel, the Sinar Bontang, renamed M.V. Argentino, with a carrying capacity of 1,050 TEUS to participate in identified market segments. We are and will be also inspecting vessels to replace those that will require substitution in the near future in our business segments. Finally we are examining the possibility of building or converting ships to participate, within the same business segments that we presently operate, in sectors or sizes not covered by our present fleet. We believe that the versatility of our fleet and the diversity of industries that we serve reduce our dependency on any particular sector of the shipping industry and offer numerous growth opportunities.

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

We have a diverse customer base including large and well-known petroleum, agricultural and mining companies. Some of our significant customers in the last three years include affiliates of Apache, Archer Daniels Midland, Bunge, Cargill, MMX, Noble,  Petrobras (the national oil company of Brazil), Petropar (the national oil company of Paraguay), Swissmarine, Vale and Vicentin.

Our Lines of Business

Revenues	2010
Attributable to River Business	$120,024	52%
Attributable to Offshore Supply Business	54,283	24%
Attributable to Ocean Business	56,138	24%
Total	$230,445	100%

River Business. We have developed our River Business from a single river convoy comprising one pushboat and four barges in 1993 to the leading integrated river transportation company in the Hidrovia Region today. Our River Business, which we operate through our subsidiary UABL, has 602 barges with approximately 1,060,340 dwt capacity and 33 pushboats. We currently own 533 dry barges that can transport agricultural and forestry products, iron ore and other cargos and 69 tank barges that can carry petroleum products, vegetable oils and other liquids. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor in this river system. In addition, we use one 35,000 dwt barge, the Alianza G2, as a geared transfer station to provide storage and transshipment services of dry cargo from river barges to ocean export vessels. We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia Region. At over 2,200 miles in length, the Hidrovia Region is comparable in length to the Mississippi River in the United States and produces and exports a significant and growing amount of agricultural products. In addition to agricultural products, companies in the Hidrovia Region are expanding and initiating the production of other goods, including forest products, iron ore, and pig iron.

We have purchased 25 new engines from MAN Diesel in connection to our engine replacement program set to re-motorize eleven of our line pushboats and additionally increase the pushing capacity of some of them. The new engines will consume heavier grades of fuel which have been, from 2001 to 2010, 29.2% cheaper on average than the diesel fuel our pushboats currently consume. We have expanded almost fifty barges to date, we have built one new pushboat, the Zonda I, which entered into operation in May 2010.

Through joint ventures, we own and operate terminals at certain key locations to provide integral transportation services to our customers from origin to destination. We also own a drydock and repair facility to carry out fleet maintenance and have a long-term lease on our Ramallo facility where we conducted part of the barge enlargement program and our bottom replacement program. We utilize night-running technology, which partially allows for night navigation of our convoys and improves asset utilization. In order to maintain our existing fleet and expand our capacity, we have doubled the capacity of our Ramallo facility in Argentina and have finalized the construction of our new shipyard at Punta Alvear for building barges and other vessels which is already in operation. As of December 31, 2010, sixteen jumbo tank barges had been built in Punta Alvear, seven of which had commenced their operation. We believe this new yard will put us in a cost-advantageous position to be able to increase our capacity for both dry and tank barges and also to replace obsolete barges efficiently in the future.

As increasing agricultural production is expected to maintain its trend over the next few years, the resulting significant additional cargo volumes and the need for renewing a significant portion of the existing fleet in the Hidrovia, require an efficient solution to create the capacity necessary for river transport.

We constructed our own shipyard, the most modern of its kind in South America, which has proven to be capable of producing barges in a timely and cost efficient manner when running at normal scale.

Offshore Supply Business. Our Offshore Supply Business, which we operate through UP Offshore, is focused on serving companies that are involved in the complex and logistically demanding activities of deepwater oil exploration and production. In 2003 we ordered the construction of six technologically advanced PSVs. We took delivery of  two of these vessels in 2005, two in 2006, one in 2007 and the last one in August 2009. During 2007 we also placed orders to build an additional four PSVs in India and two in China. In December 2010, we took delivery of the first Chinese vessel, UP Turquoise, which commenced its time charter with Petrobras on  March 12, 2011. The deliveries of the remaining five vessels under construction are expected to commence as of the second quarter of 2011. Our PSVs are designed to transport supplies, equipment, drill casings and pipes on deck, along with fuel, water, drilling fluids and bulk cement in under-deck tanks and a variety of other supplies to drilling rigs and offshore platforms. Our seven existing vessels are currently employed under long term time charter contracts in the coastal waters of Brazil with Petrobras. Upon delivery of each of the five PSVs we currently have under construction, we intend to employ them in Brazil, the North Sea, and other international markets in accordance with prevailing market conditions. Through one of our Brazilian subsidiaries, we have the competitive advantage of being able to operate a number of our PSVs in the Brazilian market with cabotage trading privileges, enabling those PSVs to obtain employment in preference to other non-Brazilian flagged vessels.

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

Ocean Business. In our Ocean Business, we operate eight oceangoing vessels. Our four Product Tankers, one of which is on bareboat charter to us from non- related third partiy, are currently employed in the South American cabotage trade of petroleum and petroleum products. Our inland tank barge Parana Petrol is finalizing its repairs and outfitting in advance to starting a time charter as a floating storage. Our current ocean fleet has an aggregate cargo carrying capacity of near 110,000 dwt and an average age of approximately 13 years. Additionally, we own a large oceangoing tug, the Argos I, and two container vessels, the M.V. Asturiano and the M.V. Argentino.

We are also pursuing the expansion of our ocean fleet by participating in new market segments, such as the container feeder service. Through the acquisition of two container vessels, M.V. Asturiano and M.V. Argentino, during 2010, we have begun operating in such market. The first vessel to commence service was the M.V. Asturiano, on May 21, 2010, while the M.V. Argentino commenced its operation in Argentina in February 2011.

Our four Product Tankers, Miranda I, Alejandrina, Austral and Amadeo are currently employed under time charters with major oil companies serving regional trades in Argentina and Brazil.

Ultrapetrol Fleet Summary(1)

River Fleet	Number of Vessels	Capacity	Description
Alianza G2	1	35,000 tons	Storage and Transshipment Station
Pushboat Fleet	33	122,989 BHP	Various Sizes and Horse Power
Tank Barges	69	159,570 m3	Carry Liquid Cargo (Petroleum Products, Vegetable Oil)
Dry Barges	533	900,770 tons	Carry Dry Cargo (Soy, Iron Ore)
Total (1)	602	N/A

Offshore Supply Fleet	Year Built	Capacity (DWT)	Deck Area (m2)

In Operation
UP Esmeralda	2005	4,200	840
UP Safira	2005	4,200	840
UP Agua-Marinha	2006	4,200	840
UP Topazio	2006	4,200	840
UP Diamante	2007	4,200	840
UP Rubi	2009	4,200	840
UP Turquoise (S-111)	2010	4,900	1,020

Offshore Supply Fleet	Delivery Date	Capacity (DWT)	Deck Area (m2)

Under Construction
UP Jade (India, V-381)	2011 (2)	4,200	840
UP Amber (India,V-382)	2011 (2)	4,200	840
UP Pearl (India, V-386)	2012 (2)	4,200	840
UP Onyx (India, V-387)	2012 (2)	4,200	840
UP Jasper (China, S-112)	2011 (2)	4,900	1,020
Total		51,800

Ocean Fleet	Year Built	DWT	Description
Parana Petrol (Ex-Al.G3)	1993 (3)	43,164	Inland Tank Barge
Miranda I (5)	1995	6,575	Product / Chemical Tanker
Amadeo (5)	1996	39,530	Oil / Product Tanker
Alejandrina	2006	9,219	Product Tanker
Austral (6)	2006	11,299	Product / Chemical Tanker
Argos I (Ex -Al. Campana)	1975	N/A	Oceangoing Tug
M.V. Asturiano	2003	1,118 (4)	Container Feeder Vessel
M.V. Argentino	2002	1,050 (4)	Container Feeder Vessel
Total		110,000

(1) As of March 14, 2011;
(2) Expected build or delivery date, as applicable, as advised by the shipyard;
(3) Originally built in 1982, converted in 1993 to product tank barge;
(4) Twenty Foot-Equivalent Units, or TEUs.
(5) Our Miranda I and Amadeo were both converted to double hull in 2007.
(6) Bareboat chartered

Chartering Strategy

We continually monitor developments in the shipping industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions.

In our River Business, we have contracted a substantial portion of our fleet's barge capacity on a one - to five-year basis to major clients. These contracts provide for fixed pricing, minimum volume requirements and fuel price adjustment formulas, and we intend to develop new customers and cargos as we grow our fleet capacity.

In our Offshore Supply Business, we plan to continue chartering our PSV fleet in Brazil for medium-term charters or long-term employment (up to four years). Currently there is no significant spot market in Brazil for PSVs. In the future, we may also decide to employ our Chinese and Indian built PSVs in the North Sea spot market (short duration, one day or more) combined with longer-term charters or in Brazil, either with cabotage privileges or as a foreign flagged vessel.

We have historically operated our cabotage Ocean Business vessels under period charters.

The future minimum revenues, before deduction for brokerage commissions, expected to be received on time charter agreements of our seven PSVs in our Offshore Supply Business in South America, which terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2011	$68,640
2012	62,728
2013	19,204
2014	10,698
2015	1,715
Total	$162,985

The future minimum revenues, before deduction for brokerage commissions of four of our handy size-small product tanker vessels (one of them leased) and our tanker barge in our Ocean Business in South America, expected to be received on time charter agreements, which terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2011	$27,836
2012	14,278
2013	5,870
Total	$47,984

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

Our subsidiary, Ravenscroft, operating from its office in Coral Gables, Florida, has 28 employees and will continue to undertake all technical and marine related management for our offshore and ocean vessels including dry docks, repairs and maintenance, the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of all related accounts on our behalf. Ravenscroft is a self-contained full service ship management company, which includes commercial and accounting divisions as well as technical, purchasing, and crewing departments within the ship management division and is certified for ISM and is also ISO 9001:2000 certified. It holds Documents of Compliance for the management and operation of tankers, PSVs, general cargo vessels and container ships.

Ravenscroft seeks to manage vessels for and on behalf of vessel owners who are not related to us and will actively pursue new business opportunities through Ship Management and Commercial Services Ltd., or SMS, which is our subsidiary dealing with third party ship management.

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

Offshore Supply Business

In our Offshore Supply Business, our main competitors in Brazil are the local offshore companies that own and operate modern PSVs. The largest of these companies are CBO, Wilson Sons and Chouest who currently own a substantial number of modern PSVs and are in the process of building additional units. Also, some of the international offshore companies that own and operate PSVs, such as Tidewater and Maersk have built Brazilian-flagged PSVs. In the North Sea market, where three of our PSVs operated during 2008 and 2009, we actively competed with other large, well established owners and operators such as Gulfmark Offshore, Bourbon or DOF Farstad.

Ocean Business

We face competition in the transportation of crude oil and petroleum products as well as other bulk commodities from other independent ship owners and from vessel operators who primarily charter-in vessels to meet their cargo carrying needs. The charter markets in which our vessels operate are highly competitive. Competition is primarily based on prevailing market charter rates, vessel location and the vessel manager's reputation. Our competitor in crude oil and petroleum products transportation within Argentina, and between Argentina and other South American countries, are Antares Naviera S.A. and its affiliated companies. The other major participant in the Argentina / Brazil trade is Transpetro. Transpetro is a subsidiary of Petrobras, our primary customer in Brazil. Navios South American Logistics, who is a competitor in our River operation, also competes in the Argentinean Coastal Tanker market. In other South American trades our main competitors are Naviera Sur Petrolera S.A., Naviera Elcano (through their various subsidiaries) and Sonacol S.A. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas.

We operate two container vessels in the Argentinean market to supply the domestic trade between different ports and operate as a feeder service for mainline carriers such as Maersk Line, Evergreen, MOL, MSC, Hamburg Sud, CMA-CGM, PIL and Login for import and export cargoes. Our main competitor in this sector is a local company called Maruba which currently operates chartered vessels of similar characteristic as ours that offer the same service in the market. Our Container Business also indirectly competes with other forms of land-based transportation such as truck.

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

Industry Conditions

River Industry

Key factors driving cargo movements in the Hidrovia Region are agricultural production and exports, particularly soybeans, from Argentina, Brazil and Paraguay, exports of Brazilian iron ore, regional demand and Paraguayan imports of petroleum products. A significant portion of the cargos transported in the Hidrovia Region are export or import-related cargoes and the applicable freights are paid in US Dollars.

The Parana / Paraguay, the High Parana and the Uruguay rivers consist of over 2,200 miles of a single natural interconnected navigable river system serving five countries namely Argentina, Bolivia, Brazil, Paraguay and Uruguay. The size of this river system is comparable to the Mississippi river in the United States.

Dry Bulk Cargo

Soybeans. Argentina, Bolivia, Brazil, Paraguay and Uruguay produced about 41.5 million tons, or mt, of soybeans in 1995 and an estimated 134.2 mt in 2010, a compound annual growth rate, or CAGR, of 8.1% from 1995. These countries account for an estimated 52% of world soybean production in 2010, up from only 30% in 1995.

According to industry sources, within the five countries of the Hidrovia Region, area harvested in soybeans has increased from approximately 18.9 Mha (million hectares, 1 hectare = 2.47 acres) in 1995 to an estimated 46.5 Mha in 2010, a CAGR of 6.2%. Further, with advances in technology, productivity of farmland has also improved.

The growth in soybean production has not occurred at the expense of other key cereal grains. Production of corn (maize) in Argentina, Bolivia, Brazil, Paraguay and Uruguay combined grew from 50.3 mt in 1995 to 81.8 mt in 2010, a CAGR of 3.3%. Production of wheat in these countries grew from 14.4 mt in 1995 to 19.3 mt in 2010, a CAGR of 1.9%.

Iron Ore. In the Corumbá area in Brazil near the High Paraguay River, there are three large iron ore mines out of which two are owned by the international mining company Vale (following the 2009 acquisition of Rio Tinto's assets) and the third one is owned by MMX Mineração & Metálicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by barge, has grown from about 1.1 million mt (mmt) since 1999 to a 2009 estimate of about 4.1 mmt, a CAGR of 14.2%. Estimated production for 2010 is 5.9 mmt, (based on reported 2010 Vale production and nine months MMX production annualized pro rata) which would provide an annual increase of 45%.  Iron ore prices had more than doubled since the first six months of 2009 in 2010 and have reached pre-slowdown 2008 levels by February 2011.    Continued high iron ore prices during 2011 and 2012 would support continued growth in production of iron ore.

Oil transportation

Paraguay has no indigenous sources of petroleum. Barges using the rivers in the Hidrovia Region are currently the preferred method of supplying Paraguay with crude and petroleum products, according to industry sources totaling between 1.1 million cubic meters to 1.3 million cubic meters per year in the last 7 years.

    All the petroleum products travel north to destinations in Northern Argentina, Paraguay and Bolivia, creating synergies with dry cargo volumes that mostly travel south.

Mode Comparison

Along with growth in production of commodities transported by barge in the Hidrovia Region, cost, safety and environmental incentives exist to shift commodity transport to barges.

Container Market in the Hidrovia

There is a growing container market in the Hidrovia consisting of import cargo to Paraguay that is transshipped via Argentinean or Uruguayan ports into river feeder services calling at Asuncion and other Paraguayan ports.

In 2006, a total of about 20,700 containers were imported in Paraguay.   Paraguayan imports grew to about 25,800 containers in 2007 and 28,500 containers in 2008.  In the first nine months of 2009, about 16,600 containers were imported.  Statistics for forth quarter 2009 and 2010 have not yet been published, but industry sources confirm that the total for 2010 will most probably exceed 35,000 containers imported.

Inland barge transportation is generally the most cost efficient, safest and cleanest means of transporting bulk commodities as compared with railroads and trucks.

According to a 2007 Texas Transport Institute study commissioned by the U.S. government, one Mississippi River-type barge (1,500 dwt) has the carrying capacity of about 15 railcars or 58 tractor-trailer trucks, and is able to move 576 ton-miles per gallon of fuel compared to 413 ton-miles per gallon of fuel for rail transportation or 155 ton-miles per gallon of fuel for tractor-trailer transportation. In the case of Jumbo barges (2,500 dwt) as many of UABL existing barges or the ones Ultrapetrol builds in its yard, these efficiencies are even larger. The study also shows barge transportation is the safest mode of cargo transportation, based on the percentage of fatalities or injuries and the number of hazardous materials incidents. Inland barge transportation predominantly operates away from population centers, which generally reduces both the number and impact of waterway incidents. According to industry sources, in terms of unit transportation cost for most dry bulk cargos, barge is cheapest, rail is second cheapest, and truck is third cheapest. There are clear and significant incentives to build port infrastructure and switch from truck to barge to reduce cost.

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

Both demand for and supply of OSVs are heavily influenced by cabotage laws (such as the U.S. Jones Act). Since most offshore supply activities occur within the jurisdiction of a country, they fall within that country's cabotage laws. This distinguishes the OSV sector from most other types of shipping. Cabotage laws may restrict the supply of tonnage, give special preferences to locally flagged ships or require that any vessel working in that country's waters be flagged, crewed, and in some cases, constructed in that country.

OSVs generally support oil exploration, production, construction and maintenance activities on the continental shelf and have a high degree of cargo capacity and flexibility relative to other offshore vessel types. They utilize space above and below deck to transport dry and liquid cargo, including heavy equipment, pipe, drilling fluids, provisions, fuel, dry bulk cement and drilling mud.

The OSV sector includes conventional supply vessels, or SVs, and platform supply vessels, or PSVs.  PSVs are large and often sophisticated vessels constructed to allow for economic operation in environments requiring some combination of deepwater operations, long distance support, economies of scale, and demanding operating conditions. PSVs serve drilling and production facilities and support offshore construction and maintenance work for clusters of offshore locations and/or relatively distant deepwater locations. They have larger deck space and larger and more varied cargo handling capabilities relative to other offshore support vessels to provide more economic service to distant installations or several locations. Some vessels have dynamic positioning, which allows close station keeping while underway. PSVs can be designed with certain characteristics required for specific offshore trades such as the North Sea or deepwater Brazilian service.

Brazilian Offshore Industry

Driven by Brazil's policy of becoming energy self-sufficient as well as by oil price and cost considerations, offshore exploration, development and production activities within Brazil have grown.   Brazil is becoming a major exporter of oil.  Since most Brazilian reserves are located far offshore in deep waters, where large, technologically-sophisticated vessels are needed, today, Brazil is a world leader in deep drilling technology.

The primary customer for PSVs in Brazil is Petrobras, the Brazilian national oil company. The Brazilian government has also allowed foreign companies to participate in offshore oil and gas exploration and production since 1999. Other companies active in Brazil in offshore oil and gas exploration and production industry include Total, Shell, BP, OGX, Repsol YPF and ChevronTexaco. The deepwater Campos Basin, an area located about 80 miles offshore, has been the leading area for offshore activity. Activities have been extended to the deepwater Santos and Espirito Santo Basins much more distant from the coast as well with activities now taking place in pre salt areas of water depths of over 9,000 ft. During 2008, 2009 and 2010, several significant discoveries have been made, which could easily double Brazilian oil reserves when confirmed.

Petrobras has announced that it will increase the use of supply and special vessels from the current 254 vessels to 465 vessels by 2013.  The Brazilian market has seen an increasing demand for PSVs since 2006 (prior to 2006 large PSVs in excess of 4000 DWT were unusual in Brazilian waters), and now according to Petrobras, the demand for this type of vessel will grow significantly in the next three years.

Deepwater service favors large modern vessels that can provide a full range of flexible services including dynamic positioning systems while providing economies of scale to installations distant from shore. Cabotage laws favor employment of Brazilian flag vessels. However, according to industry sources, many of the Brazilian flag PSVs and supply vessels are old, with approximately 28% of the national fleet at least 20 years of age. Temporary authority is granted for foreign vessels to operate only if no Brazilian flag vessels are available.

The North Sea Market

The North Sea is a similarly demanding offshore market due to difficult weather and sea conditions, significant water depths, long distances to be traveled and sophisticated technical requirements.

In 2000 and 2001, increases in oil prices led to increased North Sea exploration activity and higher OSV demand. Oil prices fell in early 2002, leading to questions regarding the sustainability of the higher oil prices and reduced exploration and development activity. Even with recovery in the West Texas Intermediate ("WTI") price to an average of about $31 per barrel in 2003, North Sea exploration and development activity remained low. Low oil prices and availability of more attractive opportunities elsewhere resulted in a shift of activities by oil majors towards other regions. Oil prices continued their increase, with average WTI crude prices of about $42 per barrel in 2004, $57 per barrel in 2005, $66 per barrel in 2006, $72 per barrel in 2007 and $100 in 2008. Exploration and development activities increased. Major oil companies returned to the North Sea while the independents remained and increased their activities. WTI crude oil prices decreased from an average of $77 per barrel in October 2008 to an average of $45 during January-April 2009, then recovered to an average $70 per barrel for the remainder of 2009 and reached an average $79 per barrel in 2010 and $89 per barrel in January 2011. After a decrease in 2009 exploration and development activities decreased versus 2008, activity increased in 2010 leading to improved vessel earnings during the summer, with weaker earnings later in 2010 as the winter season approached and continuing through February 2011.

Ocean Industry

Regional Cabotage Trades

Voyages between two Argentine ports are regulated by the Argentine government as "cabotage" and require the use of an Argentine flag vessel or vessels operated under special permit by Argentine companies. Cabotage is used to mean both voyages between two national ports and laws that reserve such voyages for nationally operated vessels. Argentine registry requires that vessels be built in an Argentine shipyard or that import duty be paid, which increases the cost of new vessels versus foreign construction.   The special permit described above allows younger foreign-built vessels to enter cabotage trades while retaining the Argentine nationality requirement for operations.

Access to the Argentine coastal cabotage market is thus controlled by legal requirements which limit access to companies with a legitimate operating presence in Argentina and vessels registered or holding a special permit in Argentina.

Regional tanker and container shipping market factors, including local demand factors and vessel supply information, are described below, reflecting market conditions in the primary area of employment for the vessels.

The Regional Tanker Market

Regional Oil Demand

Argentina's oil demand was estimated at about 594,000 barrels per day ("bpd") in 2008, up from about 511,000 bpd in 2000, resulting in a 2000-2008 CAGR of 1.9%.

Argentina's refining capacity is largely located in the Plate River estuary near Buenos Aires.   Crude oil from oil fields in southern Argentina is shipped to refineries near Buenos Aires by tankers.   Coastal cities in Southern Argentina receive petroleum products by tankers from these refineries.    Cabotage tankers are also used for lightering of international tankers (discharge of cargo to reduce draft) and for short voyages within the Plate Estuary and Parana River.   Vessels with IMO chemical classification (see below) are also used for Argentine or other regional voyages carrying petroleum products and chemicals such as styrene monomer.

The Regional Patagonian Container Shipping Trades

Regional Container Shipping Demand

Coastal container shipping provides important north-south links between Buenos Aires and coastal ports in southern Argentina.    Buenos Aires city and province have about 46% of Argentina's population and are the centre of much economic activity.   However, Argentine economic development programs encourage manufacturing in the southern Argentine region of Tierra del Fuego.  Finished goods from the manufacturing are transported north from the port of Ushuaia to Buenos Aires for distribution.    Most of the cargo in this service is containers transported by the major international lines containing components for manufacturing that are carried from China and other foreign ports of origin to Buenos Aires with transhipment to Ushuaia under feeder agreements with the major international lines.   Cargo is also carried to and from other southern Argentine ports, such as Puerto Madryn, as demand requires.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers will lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels for operational safety, quality maintenance, continuous training of our officers and crews, and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, such laws and regulations may change and impose stricter requirements, such as in response to the 2010 Deepwater Horizon oil spill or future serious marine incidents. Future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and / or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation – IMO

           The IMO has enacted international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. For example, MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In particular, MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.  In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. In October 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments entered into force in July 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

IMO has designated some special areas as SECA / ECA ( Sulfur emission control areas / Emission Control Areas) where additional emissions limits apply. For areas designated as  SECA / ECA, the cap on fuel sulfur content is 1% as of July 1, 2010, and 0.1% as of January 1, 2015. The European Union has additional cap on fuel sulfur content which is more stringent than the MARPOL Annex VI requirements. The above regulations require vessels trading in European waters to have segregated bunker tanks and special grade cylinder lubricants suitable for low sulfur fuels. Diesel engines operating for prolonged periods with fuels with sulfur below 0.1%  also face possibility of damage to the fuel injection systems due to inherent low lubricity and viscosity of the low sulfur fuels. To prevent damage due to low lubricity of fuels vessels may be required to fit fuel chilling systems (to increase viscosity / lubricity) or use of special fuel additives to enhance lubricity.

The United States and Canada with agreement from France (as a French territory is also involved) had requested IMO to designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the U.S. and Canada and the Hawaiian Islands as ECA under the MARPOL Annex VI amendments. Application was considered by MEPC 60 and accepted. As of August 1, 2012, vessels operating in ECA area will be required to follow NOx limits as defined in MARPOL Annex VI, Reg 13 for diesel engines and fuel sulfur limit of 1% with fuel sulfur limit of 0.1% as of January 1, 2015. The above ruling will subject ocean-going vessels in these areas to stringent emissions controls and could cause additional costs to be incurred.

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

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons and to the greater of $1,000 per gross ton or $854,400 for non-tank vessels (subject to possible adjustment for inflation). The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

OPA also requires that tankers over 5,000 gross tons calling at U.S. ports have double hulls if contracted (for building) after June 30, 1990 or delivered after January 1, 1994. Furthermore, under OPA, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. Based on current OPA requirements, vessels without double hull will not be eligible to carry oil as cargo within the 200 nautical mile United States exclusive economic zone starting in 2014, except that these tankers may trade in U.S. waters until 2015 if their operations are limited to discharging their cargos at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles offshore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

We believe we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call or are likely to call.

The U.S. Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. To be covered by the VGP, owners of certain vessels must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

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

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC.

As of January 1, 2007, vessels operating in coastal waters of the state of California state have to comply with State of California Ocean-Going Vessel Auxiliary Diesel Engine regulation. This regulation imposes emission limits on vessels operating in 24nautical miles coastal area from the California baseline. The regulations are governed by the California Code of Regulations (CCR), Title 13, 2299.1 and CCR Title 17, 93118.  The regulation requires certain emission requirements compliance based on the fleet size and frequency of port calls and alternatively requires use of shore power or payment of fees for non compliance.

In addition, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it.  However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

Greenhouse Gas Regulation

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessel. In the United States, the EPA has issued a proposed finding that greenhouse gases threaten the public health and safety. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and after each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Special Surveys. Special surveys, also known as class renewal surveys, are carried out every five years for the vessel's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including ultrasonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a vessel owner has the option of arranging with the classification society for the vessel's machinery to be on a continuous survey cycle. This process is also referred to as continuous survey machinery. We have made arrangements with the classification societies for most of our vessels to be on a continuous survey cycle for machinery. Hull surveys remain under the above mentioned surveys regime which is uniform for all International Association of Classification Societies (IACS) members.

Currently our oceangoing and offshore vessels are scheduled for intermediate surveys and special surveys as follows:

Intermediate survey		Special survey
Year	No. of vessels	Year	No. of vessels
2011	0	2011	4
2012	2	2012	4
2013	4	2013	1
2014	4	2014	1
2015	4	2015	4

Note: Maximum range period date has been considered.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most oceangoing vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the vessel owner within prescribed time limits.

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

Strike Insurance

Some of our vessels are covered for loss of time due to strikes (on board and in some cases shore and on board). There can be no assurance that we will be able to renew these policies at comparable rates or at all.

Protection and Indemnity Insurance

Protection and indemnity insurance covers our legal liability for our shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, fines and other penalties imposed by customs or other authorities, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, wreck removal and other risks. Coverage is limited for vessels in our Ocean Business to approximately $6.98 billion with the exception of oil pollution liability, which is limited to $1.0 billion per vessel per incident. Vessels in our River Business have lower amounts of coverage.

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

Legal Proceedings

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguay Customs Authority. We believed that this finding was erroneous and UABL has formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). The primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and has applied a fine of 100% of this amount. UABL entered a plea with the respective court contending the interpretation on the third issue where it claims to be equally not liable. On October 19, 2007, we presented a report by an expert which is highly favourable for our position. On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Courts decision to the Supreme Court. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $605,000 non-withheld taxes, $685,000 in fines and $1,251,000 in accrued due interest. We appealed the decision of the Supreme Court, seeking to clarify its ruling based on the Bona Fide basis of the UABL arguments recognized by the Court expressly in its ruling and on this appeal sought to eliminate fines and interest. Finally, in a signed agreement with the Tax Authorities on October 14, 2010, UABL paid $1,294,000 in full and final settlement of the claim and agreed to drop its appeal to the Supreme Court. In parallel with this ruling the Office of the Treasury Attorney has initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. We have been advised by UABL's counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines.

UABL International S.A. – Bolivian Tax Authority

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority ("Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización") issued a notice in the Bolivian press advising that UABL International S.A. would owe taxes to that authority. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5.8 million (including interest and fines). On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case.  On August 12, 2009, UABL International S.A. was served with a judgment of a Bolivian court ruling on certain taxes allegedly due by UABL International S.A. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The parties now await the decision by the court of appeals. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. had challenged the judge's decision to place the embargo, which has been under revision by a higher Court since the lower court reconfirmed the embargo on November 15, 2008. The shares of UABL International S.A. have ceased to belong to our Company and we have been advised by our local counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. – Paraguayan Customs Asuncion

On April 7, 2009 the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007, and December 23, 2008, from YPF-Repsol S.A. in Argentina. Since those bunkers were purchased for consumption onboard pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations, however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats. We have been advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. On March 22, 2010 the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54,723,820 (approximately $11,700), and UABL Paraguay S.A. was going to pay the fine with the aim to end these proceedings but the Director of Customs in Asunción decided to render null that ruling and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In parallel with this ruling the denouncing parties in Ciudad del Este have submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. In a similar manner, on September 20, 2010 the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF-Repsol S.A. in Argentina.

Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

Oceanpar S.A. & UABL Paraguay S.A. – Paraguayan Ministry of Public Works

On July 22, 2009, we learned of an ongoing investigation in connection with the registration of barges and pushboats in Paraguay. We have found out that in April 2009, the Paraguayan Ministry of Public Works and Communications and the National Merchant Marine of Paraguay, submitted a complaint before the Public Prosecutor Eduardo Cazenave alleging that Oceanpar S.A. and UABL Paraguay S.A. would have used improper documents to get authorizations to flag 30 barges and to lease 252 barges respectively. Without recognition of any liability and just in order to simplify the process, it was decided to enter a plea for permanent suspension of the investigation subject to certain conditions being fulfilled. On October 5, 2009, the proceedings were suspended by the Court subject to complying with certain obligations within one year, including regularizing before the National Merchant Marine of Paraguay some administrative documentation corresponding to the vessels under investigation. Although the Court agreed to our plea and decided to suspend the proceedings, on October 9, 2009, we submitted a request to the Court in order to clarify its resolution since some statements did not correspond with ours. On October 12, 2009, the Court issued the clarification resolution. In the opinion of our local counsel the clarification issued by the Court was favorable.  The file was sent to the Enforcing Court, and the judge preliminary ruled that Oceanpar S.A. and UABL Paraguay S.A. had complied with the conditions imposed by the Ruling Court including the regularization of the documentation of the barges with the National Merchant Marine of Paraguay. The proceedings remained open until October 2010 for the ruling court to review if all conditions had been complied with and then issue its final ruling. On October 11, 2010, the ruling court issued its final decision declaring the dismissal and extinction of the action. The ruling has been notified to all interested parties, and the case is considered closed and concluded.

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

Our ability to pay dividends is restricted by the 2014 Notes, which we issued in 2004. In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine requires the establishment of reserves. The payment of dividends is not guaranteed or assured and may be discontinued at any time at the discretion of our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends is dependent upon the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in any of the markets in which we participate, our earnings will be negatively affected, thereby limiting our ability to pay dividends.

C.           ORGANIZATIONAL STRUCTURE

Ultrapetrol (Bahamas) Limited is a company organized and registered as an International Business Company in the Commonwealth of the Bahamas since December 23, 1997.

Ultrapetrol (Bahamas) Limited has ownership (both direct and indirect) in the following companies:

COMPANY NAME	INCORPORATION JURISDICTION	OWNERSHIP(1)
Ultrapetrol (Bahamas) Limited	Bahamas
Agencia Maritima Argenpar S.A.	Argentina	100.00%
Agriex Agenciamentos, Afretamentos e Apoio Maritimo Ltda.	Brazil	94.45%
Arlene Investments Inc.	Panama	100.00%
Bayshore Shipping Inc	Panama	94.45%
Brinkley Shipping Inc.	Panama	100.00%
Cedarino, S.L.	Spain	100.00%
Compania Paraguya de Transporte Fluvial S.A.	Paraguay	100.00%
Corporación de Navegación Mundial S.A.	Chile	100.00%
Corydon International S.A.	Uruguay	100.00%
Dampierre Holdings Spain, S.L.	Spain	100.00%
Danube Maritime Inc.	Panama	100.00%
Dingle Barges Inc.	Liberia	100.00%
Eastham Barges Inc.	Liberia	100.00%
Elysian Ship Management Inc.	Florida	100.00%
Elysian Ship Management Ltd	Bahamas	100.00%
General Ventures Inc.	Liberia	100.00%
Glasgow Shipping Inc	Panama	94.45%
Gracebay Shipping Inc	Panama	94.45%
Hallandale Commercial Corp	Panama	100.00%
Ingatestone Holdings Inc	Panama	94.45%
Kingly Shipping Ltd.	Bahamas	100.00%
Lewistown Commercial Corp	Panama	94.45%
Lonehort S.A.	Uruguay	100.00%
Longmoor Holdings Inc	Panama	100.00%
Lowrie Shipping Inc	Panama	100.00%
Lowrie Shipping LLC	Delaware	100.00%
Majestic Maritime Ltd.	Bahamas	100.00%
Marine Financial Investment Corp.	Panama	100.00%
Maritima SIPSA S.A.	Chile	49.00%
Massena Port S.A.	Uruguay	100.00%
Noble Shipping Ltd.	Bahamas	100.00%
Obras Terminales y Servicios S.A.	Paraguay	50.00%
Oceanpar S.A.	Paraguay	100.00%
Packet Maritime Inc.	Panama	94.45%
Padow Shipping Inc.	Panama	94.45%
Palmdale Shipping Inc	Panama	100.00%
Parabal S.A.	Paraguay	100.00%
Parfina S.A.	Paraguay	100.00%
Princely International Finance Corp.	Panama	100.00%
Puerto del Sur S.A.	Paraguay	50.00%
Ravenscroft Holdings Inc	Florida	100.00%
Ravenscroft Ship Management Inc.	Florida	100.00%
Ravenscroft Ship Management Ltd	Bahamas	100.00%
Ravenscroft Ship Management Ltd	UK	100.00%
Ravenscroft Ship Management S.A.	Uruguay	100.00%
Ravenscroft Shipping (Bahamas) S.A.	Bahamas	100.00%
Regal International Investments S.A.	Panama	100.00%
River Ventures LLC	Delaware	100.00%

Riverpar S.A.	Paraguay	100.00%
Riverview Commercial Corp.	Panama	100.00%
Sernova S.A.	Argentina	100.00%
Ship Management and Commercial Services Ltd	Bahamas	100.00%
Ship Management Services Inc	Florida	100.00%
Springwater Shipping Inc	Panama	94.45%
Stanyan Shipping Inc	Panama	100.00%
Thurston Shipping Inc.	Panama	100.00%
Topazio Shipping LLC	Delaware	94.45%
Tuebrook Holdings Inc	Panama	100.00%
UABL Barges (Panama) Inc.	Panama	100.00%
UABL Limited	Bahamas	100.00%
UABL Paraguay S.A.	Paraguay	100.00%
UABL S.A.	Argentina	100.00%
UABL S.A.	Panama	100.00%
UABL Terminals (Paraguay) S.A.	Panama	100.00%
UABL Terminals Ltd.	Bahamas	100.00%
UABL Towing Services S.A.	Panama	100.00%
Ultrapetrol S.A.	Argentina	100.00%
UP (River) Ltd.	Bahamas	100.00%
UP Offshore (Bahamas) Ltd.	Bahamas	94.45%
UP Offshore (Panama) S.A.	Panama	94.45%
UP Offshore (UK) Ltd.	UK	94.45%
UP Offshore Apoio Maritimo Ltda.	Brazil	94.45%
UP Offshore Uruguay S.A.	Uruguay	94.45%
UP River (Holdings) Ltd.	Bahamas	100.00%
UP River Terminals (Panama) S.A.	Panama	100.00%
UPB (Panama) Inc.	Panama	100.00%
Woodrow Shipping Inc	Panama	94.45%
Yataity S.A.	Paraguay	100.00%
Yvy Pora Fertilizantes S.A.	Paraguay	100.00%
Zubia Shipping Inc	Panama	94.45%

(1)	Direct or indirect ownership by Ultrapetrol (Bahamas) Limited.

D.           PROPERTY, PLANT, AND EQUIPMENT

Ravenscroft is headquartered in our own 16,007 square foot building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America.

In addition we own a repair facility, a new shipyard for building barges or other vessels in Punta Alvear, Argentina, and through 50% joint venture participations, two grain loading ports in Paraguay (one of which can also load and discharge liquid cargos such as vegetable oils and petroleum products). We also own land large enough for the construction of two further terminals in Argentina. Finally, we rent offices in Argentina, Brazil, Paraguay and the United Kingdom and a shipyard in Ramallo, Argentina, where we operate two floating drydocks, one of which is owned by us.

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

•
Our River Business, with 602 barges and 33 pushboats, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large region with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Bolivia, Brazil, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 50% of world soybean production in 2011, from 32% in 1995.

•
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies in the coastal waters of Brazil and the North Sea. Our Offshore Supply Business fleet currently consists of technologically advanced platform supply vessels, or PSVs. We have seven PSVs currently in operation in Brazil under long term time charters with Petrobras. We additionally have four vesseles under construction in India with expected deliveries commencing in 2011 and one vessel under construction in China with expected delivery in the second quarter of 2011. The first of two Chinese PSVs, the UP Turquoise, was delivered to us by the shipyard on December 20, 2010.

•
Our Ocean Business operates eight oceangoing vessels, including four Product Tankers that we employ in the South American coastal trade where we have preferential rights and customer relationships, two container feeder vessels , one Oceangoing Pushboat and one inland tank barge. Our Ocean Business fleet has an aggregate capacity of approximately 110,000 dwt.

Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry.

Developments in 2010

During 2010, we entered into more than 25 cleared FFA contracts whereby a subsidiary of ours contracted via BNP with LCH to charge LCH the average time charter rate for the C4TC for several days in exchange for various different fixed rate levels, distributed between March and December 2010. In addition to this, we entered into one cleared FFA contract whereby a subsidiary of ours contracted via BNP with LCH to pay LCH the average time charter rate for the C4TC for a total of 45 days in the first quarter of 2011 in exchange for a fixed rate of $24,125 (twenty four thousand one hundred and twenty five US dollars) per day. As of December 31, 2010, we had no FFA contracts outstanding.

On January 22, 2010, we entered into a Memorandum of Agreement ("MOA") whereby we agreed to sell our remaining passenger vessel, Blue Monarch, for $2.0 million. The vessel was subsequently delivered to her buyers on February 5, 2010.

On January 28, 2010, we delivered to her buyers our Capesize vessel, Princess Nadia, in accordance with an MOA entered into on December 18, 2009.

On February 17, 2010, we entered into an MOA whereby we agreed to sell our Capesize vessel, Princess Marisol for $12.8 million.

On February 26, 2010, we entered into an MOA whereby we agreed to acquire the 2003-built 1,118 TEUS container vessel, M.V. Frisian Commander (renamed M.V. Asturiano), for a total purchase price of $12.4 million.

On April 16, 2010, we took delivery of the 2003-built container vessel, the Frisian Commander (renamed M.V.Asturiano), in accordance with the MOA entered into on February 26, 2010.

On April 23, 2010, we delivered to her buyers our Capesize vessel, Princess Marisol, in accordance with the MOA entered into on February 17, 2010.

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with IFC through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75.0 million (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%.

On August 3, 2010, the Securities and Exchange Commission confirmed that the Registration statement for the 2,977,690 shares owned by Solimar Holdings Ltd. ("Solimar") was withdrawn as of July 22, 2010. The withdrawal was a consequence of a transaction concluded on July 15, 2010, through which Hazels (Bahamas) Investments Inc., an original shareholder (each party in the transaction was a shareholder in Ultrapetrol prior to its Initial Public Offering) acquired 2,977,690 shares representing a 100% of the holdings that Solimar had in Ultrapetrol.

On August 4, 2010, we entered into an MOA whereby we agreed to sell our Capesize vessel, Princess Katherine, for $10.5 million. On September 15, 2010, we delivered her to its buyers in accordance with the MOA.

On September 28, 2010, we entered into an MOA whereby we agreed to acquire a 2002-built, 1,054 TEUs container feeder vessel, M.V. Sinar Bontang (to be renamed M.V. Argentino), for a total purchase price of $13.8 million.

On November 19, 2010, we took delivery of the M.V. Argentino, a 2002-built, 1,054 TEUs feeder container vessel, in accordance with the MOA entered into on September 28, 2010. We paid $13.8 million as the total purchase price of M.V. Argentino under such MOA.

On December 9, 2010, our subsidiary UP Offshore (Bahamas) Limited signed a loan agreement with DVB Bank SE and Banco Security relating to a senior secured term loan facility in the amount of up to $40.0 million to partially finance the acquisition of two PSVs constructed for us in China, UP Turquoise and UP Jasper. This facility will be drawn in two advances, each in the approximate amount of $20.0 million, on the delivery of each of the respective PSVs and will be used to pay the final installment of $5.4 million per vessel due to the builder at delivery, with the balance available to us for working capital purposes. On December 16, 2010, we drew the first advance of $20.0 million in connection with the delivery of UP Turquoise. The maturity date of the facility is eight years from the initial drawdown, but no later than December 31, 2018. The security for the loan facility includes a guarantee by us and first priority Panamanian ship mortgages on each of the PSVs. In connection with the drawdown, we entered into a swap derivative contract whereby we agreed to pay Banco Security a fixed interest rate of 3.67% in exchange for receiving the floating LIBOR (US Dollar, 3-month) with the same repayment schedule as the $20.0 million first advance with an initial notional amount of $5.0 million.

On December 23, 2010, we issued $80.0 million of 7.25% Convertible Senior Notes due 2017. The proceeds of these notes will be used to finance the construction of a new PSV in Brazil similar in size and specification to those already owned and operating there and to finance an increase in the dry barge building programme in our yard at Punta Alvear which will mainly be achieved by inaugurating a second shift with the work force.

 Recent Developments

On February 2, 2011, we entered into a contract for the sale of 6 dry cargo barges, which are to be constructed at our yard at Punta Alvear and delivered to the buyer over a 3 month period commencing March 2011.

           On February 4, 2011, we entered into an MOA whereby we agreed to acquire a pushboat, M.V. Steven J Durbin (to be renamed Chaco X). The vessel is expected to arrive in the Hidrovia late March 2011.

On February 8, 2011, we entered into an MOA whereby we agreed to acquire a pushboat, Vickburg (to be renamed San Pedro). The vessel is expected to arrive in the Hidrovia late March 2011.

On February 24, 2011, we entered into an MOA whereby we agreed to acquire a pushboat, Rowena (to be renamed Venus). The vessel is expected to arrive in the Hidrovia late March 2011.

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

Revenues

In our River Business, we contract for the carriage of cargos, in the majority of cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel. When transporting containers or vehicles, we charge our clients on a per-trip per unit basis.

    In our Offshore Supply Business, we contract substantially all of our capacity under time charters to charterers in Brazil and the North Sea.

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

Time charter revenues accounted for 44% of the total revenues from our businesses for 2010, and COA revenues accounted for 56%. With respect to COA revenues in 2010, 82% were in respect of repetitive voyages for our regular customers and 18% were in respect of single voyages for occasional customers.

Our river container vessels are paid on a rate based on each container shipped and is expressed in dollars per TEU. By comparison, these vessels' results are expressed similar to those vessels operating under a COA.

     In our River Business, demand for our services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. In 2009 the Hidrovia Region suffered a very severe drought with a significant impact on volumes of agricultural commodities available for shipment which constitutes the majority of our cargo, coupled with low water levels in the high Paraguay River which affected the navigability of our convoys. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during 2008 while in 2009 a larger part of our fleet was employed under COAs which means that our revenue and voyage expense lines are not directly comparable. During 2010 the average TC rate of the Baltic Capesize Index (BCI) was $33,298 (thirty three thousand two hundred and ninety eight U.S. dollars) per day, a reduction of 22% from an average of $42,656 (forty two thousand six hundred and fifty six U.S. dollars) per day in 2009.

Expenses

Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, and marine insurance costs.

In addition to the vessel operating expenses, our other primary operating expenses in 2010 included general and administrative expenses related to ship management and administrative functions.

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

In our Ocean Business, through our container feeder operation, our operating expenses include bunker costs which are fully covered by us, port expenses, Terminal Handling Costs ("THC") incurred in the regular operation of our container feeder service, agency fees paid by us to third parties. It also includes container leasing, storage and insurance expense.

Through our River Business, we own a repair facility for our river fleet at Pueblo Esther, Argentina, a new shipyard for building barges and other vessels in Punta Alvear, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina and a repair and shipbuilding facility in Ramallo, Argentina, where we operate two floating dry docks, one of which is owned and one which is leased by us.

Through UP Offshore, we hold a lease for office space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We also hold a sublease to an office in Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.

Foreign Currency Transactions

During 2010, 94% of our revenues were denominated in U.S. dollars. Also, for the year ended December 31, 2010, 6% of our revenues were denominated and collected in Brazilian reais. However, 37% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During 2010 significant amounts of our expenses were denominated in U.S. dollars and 22% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

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

Inflation, Rates of Exchange Variation and Fuel Price Increases

Inflationary pressures in the South American countries in which we operate may not be compensated by equivalent adjustments in the rate of exchange between the U.S. dollar and the local currencies. On the contrary, significant revaluation of the local currencies have had an incremental effect on the portion of our operating expenses incurred in those local currencies during part of 2010. Please see Foreign Currency Transactions.

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

In our container feeder operation, although we can adjust our rates per TEU in connection with variations in bunker prices, we may not always be able to, or may even be unable to, pass these variations to our customers (either fully or partially) in the future, which could have an adverse effect on our results of operations.

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

Results of Operations

Year Ended December 31, 2010, Compared to Year Ended December 31, 2009

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars. Operations of our Passenger Business are presented as discontinued on a net of tax basis.

	Year Ended December 31,
	2010	2009	Percent Change
Revenues
Attri Attributable to River Business	$120,024	$79,477	51%
Attri Attributable to Offshore Supply Business	54,283	35,419	53%
Attri Attributable to Ocean Business	56,138	105,633	-47%
Total revenues	230,445	220,529	4%

Voyage expenses
Attributable to River Business	(46,661)	(36,566)	28%
Attributable to Offshore Supply Business	(3,493)	(3,169)	10%
Attributable to Ocean Business	(11,429)	(20,840)	-45%
Total voyage expenses	(61,583)	(60,575)	2%

Running cost
Attributable to River Business	(34,041)	(29,285)	16%
Attributable to Offshore Supply Business	(26,144)	(18,172)	44%
Attributable to Ocean Business	(29,154)	(32,575)	-11%
Total running costs	(89,339)	(80,032)	12%

Amortization of dry docking and intangible assets	(4,491)	(4,143)	8%
Depreciation of vessels and equipment	(29,880)	(37,609)	-21%
Loss on write-down of vessels	0	(25,000)
Administrative and commercial expenses	(27,051)	(25,065)	8%
Other operating income, net	617	2,844	-78%
Operating profit (loss)	18,718	(9,051)

Financial expense and other financial income (expenses), net	(26,417)	(23,237)	14%
Financial income	399	340	17%
Gains on derivatives	10,474	241	4,246%
Investment in affiliates	(341)	(28)	1,136%
Other, net	(875)	(707)	24%
Total other income (expenses)	(16,760)	(23,391)	-28%
Income (loss) from continuing operations before income taxes	$1,958	$(32,442)
Income taxes (expenses) benefit	(6,363)	(5,355)	19%
(Loss) Income from continuing operations	(4,405)	(37,797)	-88%

(Loss) from discontinued operations	$(515)	$(2,131)	-76%
Net Loss	$(4,920)	$(39,928)	-88%
Net income (loss) attributable to non-controlling interest	451	(90)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(5,371)	(39,838)	-87%

Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) from continuing operations	(4,856)	(37,707)	-87%
(Loss) from discontinued operations	(515)	(2,131)	-76%
Net (loss) attributable to Ultrapetrol (Bahamas) Limited	(5,371)	(39,838)	-87%

      Revenues. Total revenues from our River Business increased by 51% from $79.5 million in 2009 to $120.0 million in 2010. This $40.5 million increase is mainly attributable to a 31.9% increase in net tons transported on account of a larger crop in Paraguay in 2010, as opposed to 2009 when a severe drought affected soybean production in the region and to a 7% increase in freight per ton due to average price increases and changes in cargo mix (excluding fuel passthrough); coupled with an increase in freight revenues of $9.3 million as a result of the fuel adjustment formula in our contracts of affreightment. This increase was marginally offset by a $1.6 million decrease in other river services revenue.

Total revenues from our Offshore Supply Business increased by 53% from $35.4 million in 2009 to $54.3 million in 2010. This $18.9 million increase is primarily attributable to the $6.6 million additional revenue generated by a full year operation of our UP Rubi delivered on August 7, 2009, to an increase in revenues of $7.2 million of our vessels UP Esmeralda and UP Safira which entered into long term charters with Petrobras in February 2010 after repositioning from the North Sea in December 2009, to the additional $2.6 million generated by the operation of our UP Agua-Marinha and UP Diamante under their renewed long-term time charters with Petrobras in Brazil at higher rates, and to a $2.5 million increase in revenues of our UP Topazio which operated in Brazil during the whole of 2010, as opposed to 2009 when her repositioning generated a total time loss of 49 days.

Total revenues from our Ocean Business decreased $49.5 million, from $105.6 million in 2009 to $56.1 million in 2010, or a decrease of 47%. This decrease is mainly attributable to a decrease in net settlements of the FFA positions accounted for as cash flow hedges of $21.6 million, the sale of our Princess Susana on December 10, 2009, the sale of our Princess Nadia on January 28, 2010, the partial operation of our Princess Marisol and our Princess Katherine, which were sold on April 23, 2010, and September 15, 2010, respectively; coupled with lower Time Charter rates of the BCI in 2010 of $33,298 per day as opposed to $42,656 per day in 2009; partially offset by the entry into operation of the new feeder container vessel M.V. Asturiano on May 21, 2010, and by the positive rate adjustment on the charters of our Alejandrina, Miranda I and Austral.

Voyage expenses. In 2010, voyage expenses of our River Business were $46.7 million, as compared to $36.6 million for 2009, an increase of $10.1 million, or 28%. This increase is mainly attributable to the larger fuel consumption consistent with the 31.9% increase in net tons transported, coupled with an increase in fuel expense as a result of higher fuel prices in the period and increases in other port expenses such as charge and discharge expenses, port dues, custom charges and channel dues.

In 2010, voyage expenses of our Offshore Supply Business were $3.5 million, as compared to $3.2 million in 2009. This increase of $0.3 million, or 9%, is primarily attributable to increased expenses related to brokerage commissions as a result of the higher earnings incurred by our vessels during 2010 relative to 2009; partially offset by higher bunker expenses in 2009 attributable to the repositioning of our UP Topazio and UP Safira coupled with the contractual penalty associated with the late delivery of our UP Rubi to Petrobras that took place in 2009.

In 2010, voyage expenses of our Ocean Business were $11.4 million, as compared to $20.8 million for 2009, a decrease of $9.4 million, or 45%. This decrease is primarily attributable to a $13.4 million decrease in voyage expenses of our Capesize vessels Princess Susana, Princess Nadia, Princess Marisol and Princess Katherine which were sold in December 2009 and January, April and September 2010, respectively; partially offset by a $3.7 million increase in voyage expenses due to the entry into operation of our feeder container vessel M.V Asturiano in May 2010.

Running costs. In 2010, running costs of our River Business were $34.0 million, as compared to $29.3 million in 2009, an increase of $4.7 million, or 16%. This increase in costs is mainly attributable to a higher number of pushboats in operation consistent with the increase in net tons transported during the period.

In 2010, running costs of our Offshore Supply Business were $26.1 million, as compared to $18.2 million in 2009, an increase of $7.9 million, or 44%. This increase in running costs is mainly attributable to the full year operation of our UP Rubi in 2010 which generated additional running costs of $2.7 million, to a $2.2 million increase in crew costs associated to the operation of our vessels in Brazil in 2010 as opposed to 2009 when our UP Esmeralda, UP Safira and UP Topazio were located in the North Sea and a $2.1 million increase in general maintenance costs of our vessels.

In 2010, running costs of our Ocean Business were $29.2 million, as compared to $32.6 million in 2009, a decrease of $3.4 million, or 10%. This variation results mainly from a $10.2 million decrease in running costs of our Capesize vessels Princess Susana, Princess Nadia, Princess Marisol and Princess Katherine which were sold in December 2009, January, April and September 2010, respectively; partially offset by a $3.6 million increase in running costs of our M.V. Asturiano which initiated operation in May 2010 and by a $2.3 million increase in crew and maintenance costs of our Product tanker fleet.

Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets in 2010 were $4.5 million, as compared to $4.1 million, an increase of $0.4 million, or 10%. This increase is primarily attributable to a $0.5 million increase in drydock amortization of our PSV fleet (UP Esmeralda, UP Safira, UP Diamante), a joint amortization of drydock of our Amadeo and Princess Katherine of $0.6 million, a $0.3 million increase of the drydock amortization of our River fleet; partially offset by a reduced level of amortization of drydock of $0.7 million on the recently sold Capesize vessels Princess Susana and Princess Nadia and decrease of $0.4 million due to the full amortization of certain intangible assets of Ravenscroft Ship Management.

     Depreciation of vessels and equipment. Depreciation decreased by $7.7 million, or 21%, to $29.9 million in 2010, as compared to $37.6 million in 2009. This decrease is primarily attributable to  the sale of our Capesize vessels Princess Susana, Princess Nadia, Princess Katherine and Princess Marisol which accounted for a reduction of $13.3; partially offset by a $1.8 million increase in depreciation associated to the start of operation of our new shipyard at Punta Alvear, a $1.3 million increase in our dry barge fleet depreciation on our River Business, a $0.7 million increase related to the start of operations of our UP Rubi in August 2009 and a $0.5 million increase due to the start of operations of our container feeder vessel M.V. Asturiano delivered on April 16, 2010.

Administrative and commercial expenses. Administrative and commercial expenses were $27.1 million in 2010 as compared to $25.1 million in 2009, resulting in an increase of $2.0 million or 8%. This increase is mainly associated with $1.1 million increase in legal and other fees and $0.9 million increase in cost of personnel.

Loss on write-down of vessels. Loss on write-down of vessels was nill for 2010 as compared to the non-cash loss of $25.0 million included in 2009 corresponding to an impairment of the book value of our Princess Marisol.

 Other operating income, net. Total other operating income decreased 78%, from $2.8 million in 2009 to $0.6 million in 2010, a $2.2 million decrease. This decrease is mainly attributable to a $0.7 million decrease in the results from the sale of vessels ($1.4 million gain on sale of the Princess Susana in 2009 as compared to $0.7 million total combined gain on the sales of Princess Nadia, Princess Marisol and Princess Katherine), coupled with a $2.1 million decrease in insurance income attributable to the Princess Susana, partially offset by $0.8 million income from insurance associated to one of our PSVs in 2010.

Operating (loss) profit. Operating profit for the year 2010 was $18.7 million, an increase of $27.8 million from $(9.1) million operating loss in 2009. This increase is mainly attributable to a $20.0 million increase in our River Business operating profit that resulted mainly from the increase in net tons transported year on year, a $9.9 million increase of our Offshore Supply Business operating profit mainly driven by the full year operation of our UP Rubi which was delivered on August 7, 2009, improved charter rates prevailing in Brazil relative to those earned in the North Sea during 2009 and less repositioning days lost during 2010 compared to 2009; partially offset by a $1.9 million decrease in our Ocean Business operating profit mainly explained by the sale of our Capesize vessel Princess Susana in 2009 and Princess Nadia, Princess Marisol and Princess Katherine in 2010.

Financial expense and other financial income (expenses). Financial expense and other financial expenses increased $3.2 million to $26.4 million in 2010, as compared to $23.2 million in 2009. This increase is mainly attributable to exchange rate fluctuations of foreign currencies against the U.S. dollar in 2010 as compared to 2009 coupled with an increase in amortized debt costs, and an increase in interest expenses due to the discontinuation of interest capitalization upon start of operations at our Punta Alvear Yard; partially offset by a decrease in the average LIBO rate in 2010 compared to 2009.

Financial income. Financial income in 2010 increased by $0.1 million to $0.4 million from $0.3 million in 2009. This increase is mainly attributable to a higher cash balance held on average in 2010 as compared to 2009; partially offset by lower average interest rates in 2010 than the previous year.

Gains on derivatives. Gain on derivative instruments increased $10.3 million to $10.5 million in 2010, from $0.2 million in 2009. This increase was primarily attributable to a $10.5 million realized gain on the remaining FFA positions outstanding in 2010 as a result of the desclassification of those positions as cash from hedges for accounting purposes.

Income taxes (expenses). The income tax expense for 2010 was $6.4 million, compared to an expense of $5.4 million in 2009. This $1.0 million increase of the income tax expense is mainly attributable to the increase in the income tax expense of our Offshore Business deriving from the entry into operation of six PSVs in the Brazilian market as opposed to only four and a half, on average, during 2009, and the income tax expense of our River Business operations which includes a one time payment in 2010 of $1.3 million made to the tax authorities of Paraguay in full settlement of a claim pertaining to years 2002 to 2004; partially offset by a lower provision of the deferred tax for unrealized exchange differences in our Brazilian subsidiary due to the lower revaluation of the Brazilian real during 2010 as compared to 2009.

Non-controlling interest. Non-controlling interest increased by $0.6 million to $(0.5) million in 2010 as compared to $0.1 million in 2009. This increase is attributable to higher results of our subsidiary in the Offshore Supply Business where we have a non-controlling partner that holds 5.56% of our Offshore Supply Business.

(Loss) from discontinued operations. Losses from discontinued operations, net of tax, decreased by $1.6 million from a loss of $2.1 million in 2009 to a loss of $0.5 million in 2010. This decrease in loss is mainly attributable to the expenses and overhead related to our passenger vessel Blue Monarch which remained in lay up during 2009 until it was delivered to her new buyers on February 5, 2010.

 Year Ended December 31, 2009, Compared to Year Ended December 31, 2008

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

In 2009, voyage expenses of our Ocean Business were $20.8 million, as compared to $6.6 million for 2008, an increase of $14.2 million, or 215%. This increase is primarily attributable to the employment of our four Capesize vessels under Contract of Affreightment during most part of 2009 resulting in the incurrence of port expenses and bunker costs for our account, whereas during 2008 most of our vessels operated under time charter, the full year bareboat charter hire paid in 2009 for our Product Tanker Austral compared with only 8 months in 2008 and the bareboat charter hire paid for one of our Product Tanker, Mediator I , delivered to us on April 2009, partially reduced by the lower brokerage commissions on the operations of our Capesize fleet related to their lower time charter earnings in 2009 when compared to the same period on the previous year.

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

In 2009, running costs of our Ocean Business were $32.6 million, as compared to $35.5 million in 2008, a decrease of $2.9 million, or 8%. This decrease is explained mainly by lower running costs in our Capesize vessel Princess Marisol , our Product Tankers Amadeo and Alejandrina and our inland Tank Barge Parana Petrol , all of which underwent significant repairs during 2008 accounting for a $4.1 million decrease in 2009. The decrease in costs was partially offset by the higher cost of a full year of operation of our Product Tanker Austral ($1 million) and eight-month operation of our Mediator I ($1.7 million), which commenced operations in April 2008 and April 2009, respectively.

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

At December 31, 2010, we had aggregate indebtedness of $499.4 million, consisting of $180.0 million aggregate principal amount of our Notes, $80.0 million aggregate principal amount of our Convertible Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. of $26.7 million under a senior loan facility with DVB Bank AG ("DVB") of $8.7 million and $18.0 million under a loan facility with BNDES guaranteed by DVB under a separate guarantee facility, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $59.6 million under two senior loan facilities with DVB and $20.0 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $24.2 million under a senior loan facility with DVB and Natixis as co-lenders, indebtedness of our subsidiary Stanyan Shipping Inc. of $10.2 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $8.8 million under a senior loan facility with Nordea Bank, indebtedness of the Company of $15.0 million under a revolving credit line with Banco BICE, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $60.0 million in the aggregate under two senior loan facilities with International Finance Corporation, indebtedness of our subsidiary UABL Paraguay S.A. of $15.0 million under a senior loan facility with The OPEC Fund for International Development ("OFID"), and total accrued interest of $2.3 million. Please refer to "Description of Credit Facilities and Other Indebtedness" elsewhere herein.

At December 31, 2010, we had cash and cash equivalents on hand of $105.8 million.

Operating Activities

During the year ended December 31, 2010, we generated $18.9 million in cash flow from operations compared to $38.7 million in the year ended December 31, 2009. Cash flow from operating activities decreased by $19.8 million, to $18.9 million in 2010, from $38.7 million in 2009. This decrease of 51% in cash flow from operations is mainly attributable to $21.5 million additional cash used to fund increases in assets, partially offset by $14.5 million in cash generated by an increase in liabilities, coupled with a $3.0 million increase in cash used to fund dry docking expenditures (mainly in our Offshore Supply Business), a $2.3 million decrease in cash provided by other operating income, and with a $2.5 million increase in funds used for general and administrative expenses. Finally, the Gross Profit Contribution ("GPC") overall increase in cash used during the period was $0.4 million, resulting from a decrease of $36.7 million in our GPC from our Ocean Business, which was almost entirely offset by the respective increases in GPC by our River and Offshore Supply Businesses of $25.7 million and $10.6 million respectively, mainly attributable to larger volumes carried on the River Business, to improved rates and more operating days on our Offshore fleet now fully operating in Brazil.

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

Investing Activities

During the year ended December 31, 2010, we disbursed $2.5 million for our new barge building yard which was inaugurated on December 15, 2009, $23.7 million in the construction of new barges in our Punta Alvear yard (of which $18.4 million corresponded to finished barges with the remaining $5.3 million corresponding to unfinished barges), $12.4 million was advanced for the purchase of 25 heavy fuel engines for our re-engining project, $18.6 million to enlarge and refurbish barges and pushboats, $2.4 million to complete the construction of our new pushboat Zonda I and $4.3 million for the engine installation in our pushboat Pampero I in our River Business; $0.6 million to fund the advances on the four PSVs that are being constructed in India, and $5.7 million to fund the advances on the two PSVs that are being constructed in China in our Offshore Supply Business; and we disbursed $26.5 million in total to fund the purchases of the M.V. Asturiano and M.V. Argentino, $1.0 million to acquire secondhand containers for our container feeder service, $2.3 million to fund additional improvements and steel replacement on our Parana Petrol, and $1.0 million to install an inert gas system on our Product tanker Miranda I, in our Ocean Business.

Financing Activities

Net cash provided by financing activities was $87.6 million during the year ended December 31, 2010, compared to $7.8 million during the year ended December 31, 2009, a $95.4 million increase in cash provided by financing activities. The increase in cash flow provided by financing activities is mainly attributable to a $76.1 million increase in net proceeds from issuance of 7.25% Senior Convertible Notes due 2017,  a decrease of $22.9 million in early repayment of long term financial debt, a $2.3 million decrease in scheduled repayments of long term financial debt, partially offset by a $4.1 million decrease in proceeds from long term financial debt and a $1.8 million increase in other uses of cash for financing activities.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring other assets including second-hand ocean vessels, rebottoming some of our barges, funding the construction of barges in our new shipyard at Punta Alvear and  replacing the engines in our line pushboats with new engines that burn less expensive heavy fuel oil. We estimate that for 2011 the cost of rebottoming our old barges will be around $6.0 million, the cost of new barge construction at our new yard will be approximately $32.8 million, the cost of acquiring and transporting from the U.S.A three additional pushboats will be $4.4 million and that the cost of replacing the engines in our line pushboats will be in the order of $10.0 million. We currently estimate that the construction of new vessels that are currently on order in India will require additional funds of approximately $39.6 million, out of which $4.0 million will be financed with our own cash and $35.6 million with the part of the undrawn proceeds committed under the DVB / Natixis loan facility. Additionally, we estimate that funds to be paid in connection with the construction of our PSVs in China will amount to $5.3 million, which we expect to finance with the proceeds from the second advance under the DVB/Banco Security loan facility. We expect to disburse an aggregate amount of $3.5 million in drydock expenses.

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

As a result of the sale of our vessels Princess Marisol and Princess Katherine, as described in the Developments in 2010 section, FFA positions maturing between May and December 2010 were no longer be probable of occurring and thus no longer qualified as effective cash flow hedges. During the year ended December 31, 2010, the Company recorded an aggregate realized gain of $10.7 million.

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

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with IFC through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75.0 million (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%.

On December 16, 2010, we drew the first advance of $20.0 million in connection with the delivery of UP Turquoise. In connection with the drawdown, we entered into a swap derivative contract whereby we agreed to pay Banco Security a fixed interest rate of 3.67% in exchange for receiving the floating LIBOR (US Dollar, 3-month) with the same repayment schedule as the $20.0 million first advance with an initial notional amount of $5.0 million.

As of December 31, 2010, the Company had $75.0 million of variable rate borrowings, based on LIBOR, under its credit facilities with IFC and OFID.  Additionally, as of December 31, 2010, the Company had other variable rate debt (due 2011 through 2019) totaling $131.1 million. These debts call for the Company to pay interest based on LIBOR plus a 120-340 basis point margin. The interest rates reset either monthly or quarterly. As of December 31, 2010, the average interest rate on these borrowings was 2.33%.

A 1% increase in interest rates on $131.1 million of debt would cause our interest expense to increase on average $1.3 million per year over the term of the loans, with a corresponding decrease in income before taxes.

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

Forward Freight Agreements

As stated in the Baltic Exchange's website ( www.balticexchange.com ), "Forward Freight Agreements ("FFAs") are 'over the counter' products made on a principal-to-principal basis. As such, they are flexible and not traded on any exchange. Contracts traded will normally be based on the terms and conditions of the FFABA standard contracts amended as agreed between the principals. The main terms of an agreement cover: (a) the agreed route, (b) the day, month and year of settlement, (c) contract quantity and (d) the contract rate at which differences will be settled. Settlement is between counter parties in cash typically within five days following the settlement date. Commissions will be agreed between principal and broker. The broker, acting as intermediary only, is not responsible for the performance of the contract. Cleared contracts, instead, also known simply as futures, are settled on a daily basis through a clearing house, and settlements are based on a close-of-play trading price. At the end of each day, traders pay or receive the difference between the price of the paper contract and the market index."

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

At December 31, 2010, there are no outstanding positions on FFAs.

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

Interest on the Notes is payable semi-annually on May 24 and November 24 of each year. The Notes are senior obligations guaranteed by some of our subsidiaries directly involved in our Ocean and River Businesses. The Notes are secured by first preferred ship mortgages on 13 river pushboats, two oceangoing barges, and 335 river barges.

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

Upon the occurrence of a change of control event, each holder of the Notes shall have the right to require us to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. A change of control means:

•
if any person beneficially owns more than 35% of our voting stock and Inversiones Los Avellanos S.A. ("Los Avellanos"), Hazels (Bahamas) Investments Inc. ("Hazels"), SIPSA S.A. and their affiliates (the "Permitted Holders") together beneficially own a lesser percentage and do not control the election of the majority of the board of directors of the Company, or

•
during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office; or

•
our merger or consolidation with or into another Person or the merger of another Person with or into us, or the sale of all or substantially all of our assets (determined on a consolidated basis) to another person other than (A) a transaction in which the survivor or transferee is a person that is controlled by the Permitted Holders or (B) a transaction following which (1) in the case of a merger or consolidation transaction, holders of securities that represented 100% of our common stock eligible to vote on matters requiring a shareholder vote immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the common stock eligible to vote on matters requiring a shareholder vote of the surviving Person in such merger or consolidation transaction immediately after such transaction and (2) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a subsidiary of the transferor of such assets.

In the first quarter of 2005, pursuant to a registration rights agreement, we completed a registered exchange offer in which we exchanged registered Notes for the Notes that were originally issued in order to allow the Notes to be eligible for trading in the public markets.

7.25% Convertible Senior Notes due 2017

On December 23, 2010, we closed the offering of $80.0 million aggregate principal amount of convertible senior notes due 2017 (the "Convertible Notes"), which consisted of $70 million aggregate principal amount of notes and the full exercise of the initial purchasers' overallotment option of $10 million. The notes were offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and non-U.S. persons in accordance with Regulation S promulgated under the Securities Act, by the initial purchasers of the notes.

The Convertible Notes are fully payable on January 15, 2017, and pay interest semi-anually in arrears, in January 15 and July 15 each year, at the rate of 7.25% p.a.

Holders of the Convertible Notes may convert their notes, at their option, into shares of common stock of the Company, at any time prior to January 15, 2017. The conversion rate will initially equal 133.1691 shares of common stock per $1,000 (one thousand US dollars) principal amount of the notes (equivalent to an initial conversion price of $7.51 per share of our common stock), and will be subject to further adjustment in accordance with the Convertible Notes' Indenture.

Only on and after January 15, 2015, do all, but not less than all, the Convertible Notes become redeemable for cash by us at 100% of their principal amount.

The Convertible Notes contain a "reset" feature whereby, the conversion rate may be adjusted on February 13, 2012 if the volume weighted average price of our common stock for each of the 20 trading days beginning on January 17, 2012 is less than $6.13 per share.

The Convertible Notes are senior, unsecured obligations and rank or will rank equal in right of payment with our existing and future senior, unsecured debt, and will be senior in right of payment to any future debt that is expressly subordinated to the notes. The Convertible Notes will be structurally subordinated to all debt and other liabilities and commitments of our subsidiaries, including trade payables and any guarantees that they may provide with respect to any of our existing or future debt, and will be effectively subordinated to any secured debt that we may incur to the extent of the assets securing such debt.

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

This loan is divided into two tranches:
– Tranche A, amounting to $13.0 million, shall be repaid by (i) 120 consecutive monthly installments of $75,000 each beginning in March 2006 and (ii) a balloon repayment of $4.0 million together with the 120 th installment. The loan accrues interest at LIBOR rate plus a margin of 2.25% per annum, and

– Tranche B, amounting to $2.0 million, shall be repaid by 36 consecutive monthly installments of $56,000 each beginning in March 2006 which accrues interest at LIBOR rate plus a margin of 2.875% per annum.

On January 24, 2007, UP Offshore Apoio Maritimo Ltda. and DVB AG amended and restated the margin of both tranches to 1.20% per annum effective since February 1, 2007.

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

The aggregate outstanding principal balance of the loan was $8.7 million at December 31, 2010.

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

The loan must be repaid by (i) 9 consecutive quarterly installments of $1.2 million each beginning in March 2007 followed by 3 consecutive quarterly installments of $1.3 million each, 25 of $1.1 million and 3 of $1.3 million, and (ii) a balloon repayment of $16.0 million payable simultaneously with the 40 th quarterly installment. The loan accrues interest at LIBOR plus 1.20% per annum.

The loan is secured by a mortgage on the UP Esmeralda , UP Safira, UP Topazio and UP Agua Marinha (together, the Mortgaged Vessels) and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd., UP Offshore Apoio Maritimo Ltda., Packet Maritime Inc., Topazio Shipping LLC and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires upon the until the third anniversary of the final advance under the loan, the Mortgaged Vessels pledged as security have an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

The aggregate outstanding principal balance of the loan was $42.6 million at December 31, 2010.

Loan Agreement with Natixis of $13.6 million:

On January 29, 2007, Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina ) as Borrower, and Ultrapetrol (Bahamas) Limited as Guarantor and Holding Company entered into a $13.6 million loan agreement with Natixis for the purpose of providing post delivery financing of one Panamanian flag small product tanker named Alejandrina .

The loan must be repaid by (i) 40 consecutive quarterly installments of $0.2 million each beginning in June 2007 and (ii) a balloon repayment of $4.5 million payable simultaneously with the 40 th quarterly installment. The loan accrues interest at 6.38% per annum during the first five years of the loan and LIBOR plus 1.00% per annum thereafter for so long as the Alejandrina remains chartered under standard conditions or 1.20% per annum otherwise.

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

The aggregate outstanding principal balance of the loan was $10.2 million at December 31, 2010.

Loan Agreement with DVB Bank AG (DVB AG) of $25.0 million:

On October 31, 2007, UP Offshore (Bahamas) Ltd., as Borrower, entered into a $25.0 million loan agreement with DVB AG for the purpose of providing post delivery financing of one Brazilian flag PSV named UP Diamante.

The loan shall be repaid by (i) 8 consecutive quarterly installments of $0.75 million each beginning in February 2008 followed by 24 consecutive quarterly installments of $0.5 million each and 8 of $0.25 millon, and (ii) a balloon repayment of $5.0 million payable simultaneously with the 40 th quarterly installment. The loan accrues interest at LIBOR plus 1.50% per annum.

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

The aggregate outstanding principal balance of the loan was $17.0 million at December 31, 2010.

Loan Agreement with Nordea Bank Finland PLC (Nordea Bank) of $20.2 million:

On November 30, 2007, Hallandale Commercial Corp., as Borrower, Ultrapetrol (Bahamas) Ltd., as Guarantor, and Tuebrook Holdings Inc., as Pledgor, entered into a $20.2 million loan agreement with Nordea Bank for the purpose of providing post delivery financing of our Panamanian flag Product Tanker, Amadeo.

The loan shall be repaid by (i) 12 consecutive quarterly installments of $0.8 million each beginning in March 2008 followed by 12 consecutive quarterly installments of $0.5 million each, and (ii) a balloon repayment of $5.2 million payable simultaneously with the 24 th quarterly installment. The loan accrues interest at LIBOR plus 1.25% per annum.The loan is secured by a mortgage on the Amadeo and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

On June 5, 2009, we agreed with Nordea Bank Finland PLC to fully and voluntarily prepay $4.1 million of the outstanding amount without any contractual penalty or breakage costs. As from that date, the loan shall be repaid by (i) the remaining 6 consecutive quarterly installments of $0.6 million each followed by 12 consecutive quarterly installments of $0.4 million each, and (ii) a balloon repayment of $4.1 million payable simultaneously with the 18 th quarterly installment. The loan accrues interest at LIBOR plus 1.25% per annum.

The aggregate outstanding principal balance of the loan was $8.8 million at December 31, 2010.

Credit Agreement with Banco BICE of $15.0 million:

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

On October 8, 2010, we amended the $10.0 million Credit Agreement between us and Banco BICE. In connection with this amendment the Credit Agreement was extended for one year, its margin was increased to 3.4% p.a. over LIBOR, certain other changes were agreed to its guarantees, all financial covenants were eliminated and the available amount was increased to $15.0 million.

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

On December 9, 2010, we amended the loan. As part of the amendment, the availability period was extended through June 30, 2012, and the margin over LIBOR was increased to 3% p.a. during the vessel's construction, and to 2% p.a. as from delivery.

As of December 31, 2010, we have drawn down $24.2 million as first advance of the Tranche A applicable to our four PSVs under construction in India.

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

The aggregate outstanding principal balance of the loan was $25.0 million at December 31, 2010.

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

The aggregate outstanding principal balance of the loan was $35.0 million at December 31, 2010.

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

The aggregate outstanding principal balance of the loan was $15.0 million at December 31, 2010.

Loan Agreement with BNDES of $18.7 million:

On August 20, 2009, UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary in the Offshore Supply Business) as Borrower entered into a $18.7 million loan agreement with BNDES to partially post-finance the construction of our PSV UP Rubi .

The loan must be repaid by 204 consecutive monthly installments of $0.1 million each beginning in April 2010. The loan accrues interest at 3.0% fixed rate per annum until maturity on March 2027.

The loan is secured by a Stand-By Letter of Credit (SBLC) facility dated as of October 30, 2009, of up to $21.5 million issued by DVB Bank SE and guaranteed by Ultrapetrol (Bahamas) Limited. The SBLC accrues interest at 2.0% fixed rate per annum on the outstanding amount and a fee equal to 1.0% on the settlement date on the settlement amount.

As Facility Guarantor, UP Offshore (Bahamas) Ltd., under the SBLC facility, shall maintain certain financial covenants including: (i) an average balance of available cash in a demand deposit of not less than $5,000 during each financial year, (ii) an equity ratio of not less than 30%, (iii) a minimum equity of $75,000 and, (iv) a ratio of consolidated EBITDA to consolidated debt service of at least 1.5.

 The aggregate outstanding principal balance of the loan was $18.0 million at December 31, 2010.

Loan Agreement with DVB Bank SE (DVB SE) and Banco Security of $40.0 million:

On December 9, 2010, our subsidiary UP Offshore (Bahamas) Limited entered into a loan agreement with DVB Bank SE and Banco Security relating to a senior secured term loan facility in the amount of up to $40.0 million to partially finance the acquisition of two PSVs constructed for us, UP Turquoise and UP Jasper . This facility will be drawn in two advances, each in the approximate amount of $20.0 million, on the delivery of each of the respective PSVs. The maturity date of the facility is eight years from the initial drawdown, but no later than December 31, 2018. The security for the loan facility includes a guarantee by us and first priority Panamanian ship mortgages on each of the PSVs.

Each advance shall be repaid by (i) 32 consecutive quarterly installments of $0.4 million, and (ii) a balloon repayment of $6.7 million concurrently with the 32nd quarterly installment. The loan accrues interest at LIBOR plus 3.0% per annum.

The aggregate outstanding principal balance of the loan was $20.0 million at December 31, 2010.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable.

D.           TREND INFORMATION

We believe the following developments and initiatives will have a significant impact on the operations of our various businesses.

River Business

•
Expansion and fuel efficiency initiatives – We are working on a program that started in June 2006 to replace the diesel engines in our main line pushboats with new engines that will burn less expensive heavy fuel oil and build a new pushboat directly with new heavy fuel engines. Some of our pushboats will in addition be re-powered, for which we have contracted for 25 heavy fuel engines with MAN Diesel, all of which have been paid for and delivered.

•
The pushboat Zonda I has already begun its operation on May 22, 2010, and Pampero I is expected to commence operation during the first half of 2011. Both of them will have 3 heavy fuel propelled engines totaling 8,300 HP, significantly improving propulsion efficiency. We have entered into three MOAs to acquire two line pushboats and one harbour pushboat to further expand and enhance our river operations.

•
Construction of new barge building yard  – On December 15, 2009, we have inaugurated our barge building yard in Punta Alvear, Argentina. The yard has a capacity to produce 52 dry jumbo barges (2,500 dwt) per year basis one shift. We expect that the successive addition of barges to our fleet will significantly increase our carrying capacity positively impacting our future revenues. We expect that the new yard will also build barges for third parties with a positive impact on earnings.

•
River Container Trade – In order to take advantage of the counter seasonal characteristic of the container trade on the Hidrovia, during the fourth quarter of 2010 and early 2011, we entered the container cargo trade in the River Business moving over 4,000 TEUs. Contribution from this trade should remain small in relation to our mainstream cargos although given its marginal and counterseasonal nature its contribution is very attractive for us and we expect to be able to continue to service the trade in pace with demand.

Offshore Supply Business

•
New vessels – Our seventh PSV, UP Turquoise, which was under construction in China, was delivered to us in December 2010. In addition, we have four PSVs under construction in India and one PSV under construction in China with expected delivery dates starting in the first half of 2011.

Ocean Business

•
Vessel acquisitions and dispositions in our Ocean Business – On April 6, 2008, we added to our Product Tanker Fleet an 11,299 dwt, 2006-built product tanker, the M/T Austral, through a 3-year bareboat charter from an unrelated third party which was renewed for an additional 3 years on December 10, 2010. On April 21, 2009, we received our 5,706 dwt Chemical Tanker Mediator I through a one-year bareboat charter which was renewed until October 2010, and subsequently returned to its owners. We have sold three Capesize vessels (Princess Nadia , Princess Marisol and Princess Katherine) which were delivered to their buyers on January 28, 2010, April 23, 2010, and September 15, 2010, respectively.

•
Container feeder service – On April 16, 2010 and November 19, 2010, we took delivery of our two container vessels M.V. Asturiano and M.V. Argentino, with a combined rated carrying capacity of 2,172 TEUs. We have initiated a new liner-container feeder service in South America with these vessels.

Passenger Business

•	Discontinued Operation – We discontinued the operations of our Passenger Business in December 2008. The last vessel of this type, Blue Monarch, was sold and delivered to buyers on February 5, 2010.

E.           OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following schedule summarizes our contractual obligations and commercial commitments as of December 31, 2010.  The amounts below include both principal and interest payments.

Contractual Obligations

		Payments due by period
	Total	Current (a)	Two to three years (b)	Four to five years (c)	After five years (d)
	(Dollars in thousands)
1. Long – term debt obligations (e)
- DVB Bank AG (up to $15.0 million)
● Tranche A	$8,650	$900	$1,800	$1,800	$4,150
● Tranche B	--	--	--	--	--
- DVB Bank AG (up to $61.3 million)	42,550	4,300	8,600	8,600	21,050
- DVB Bank AG (up to $25.0 million)	17,000	2,000	4,000	4,000	7,000
- Nordea Bank Finland PLC	8,780	1,568	7,212	--	--
- Banco BICE (up to $15.0 million revolving facility)	15,000	15,000	--	--	--
- Natixis	10,211	908	1,816	1,816	5,671
- IFC UABL Paraguay	25,000	--	4,348	4,348	16,304
- IFC UABL	35,000	--	6,087	6,087	22,826
- OFID	15,000	--	2,609	2,609	9,782
- DVB / Natixis (up to $93.6 million)
● Tranche A	24,150	133	3,649	3,715	16,653
● Tranche B	--	--	--	--	--
- BNDES	18,038	1,110	2,220	2,220	12,488
- 9% Senior Notes 2014 ($180.0 million)	180,000	--	--	180,000	--
- DVB-Security (up to $40 million)	20,000	1,667	3,333	3,333	11,667
- 7.25% Senior Convertible Notes 2017 ($80.0 million)	80,000	--	--	--	80,000

Total long – term debt obligations	$499,379	$27,585	$45,674	$218,529	$207,590

Estimated interest on long-term debt obligations
- DVB Bank AG (up to $15.0 million)
● Tranche A	$502	126	210	155	11
● Tranche B	--	--	--	--	--
- DVB Bank AG (Up to $61.3 million)	2,759	624	1,052	789	294
- DVB Bank AG (Up to $25.0 million)	1,344	297	485	338	224
- Nordea Bank Finland PLC	313	129	184	--	--
- Banco BICE (up to $15.0 million revolving facility)	560	560	--	--	--
- Natixis	1,335	638	383	211	103
- IFC UABL Paraguay	7,626	1,252	2,344	1,905	2,125
- IFC UABL	10,677	1,753	3,282	2,667	2,975
- OFID	4,576	751	1,407	1,143	1,275
- DVB / Natixis (up to $93.6 million)
● Tranche A	3,917	756	1,055	875	1,231
● Tranche B	--	--	--	--	--
- BNDES	4,483	533	966	830	2,154
- DVB Bank SE (SBLC)	1,309	436	873	--	--
- 9% Senior Notes 2014 ($180.0 million)	64,800	16,200	32,400	16,200	--
- DVB-Security (up to $40.0 million)	4,624	814	1,420	1,138	1,252
- 7.25% Senior Convertible Notes 2017 ($80.0 million)	35,171	3,271	11,600	11,600	8,700

Total estimated interest on long – term debt obligations	143,996	28,140	57,661	37,851	20,344

2. Operating lease obligations	$7,884	$2,634	$4,586	$653	$11

3. Purchase obligations
- Vessel construction
● Bharati Shipyard (f)	39,624	35,221	4,403	--	--
● Wison Shipyard (g)	5,260	5,260	--	--	--

Total purchase obligations	$44,884	$40,481	$4,403	--	--

Total Contractual Obligations	696,143	98,841	112,324	257,032	227,946

(a)	Represents the period from January 1, 2011 through December 31, 2011.
(b)	Represents the period from January 1, 2012 through December 31, 2013.
(c)	Represents the period from January 1, 2014 through December 31, 2015.
(d)	Represents the period after December 31, 2015.
(e)	Represents principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2010. Amounts do not include interest payments.
(f)
$39,624 of pending contractual obligations partially financed with $ 35,850 of pre-delivery proceeds from the DVB/Natixis loan facility.  Additionally, such loan facility provides up to $33,600 as post-delivery financing subject to compliance with certain covenants.

(g)	Fully financed with the proceeds from the second advance from the DVB/Security loan facility.

The interest rate and term assumptions used in these calculations are contained in the following table:
Obligation	Principal at December 31, 2010	Interest Rate	Period From-To
- DVB Bank AG (up to $15.0 million)
● Tranche A	$8,650	1.50%	01/01/2011 – 02/28/2016
● Tranche B	--	1.50%	--
- DVB Bank AG (up to $61.3 million)	42,550	1.50%	01/01/2011 – 12/31/2016

- DVB Bank AG (up to $25.0 million)	17,000	1.80%	01/01/2011 – 11/30/2017

- Nordea Bank Finland PLC	8,780	1.55%	01/01/2011 – 12/31/2013

- Banco BICE (up to $15.0 million revolving facility)	15,000	3.70%	01/01/2011 – 10/12/2011

- Natixis (up to $13.6 million)	10,211	6.38%	01/01/2011 – 02/20/2012
- Natixis (up to $13.6 million)	9,303	1.55%	02/21/2012 – 02/28/2017

- IFC UABL Paraguay	25,000	4.94%	01/01/2011 – 06/30/2020

- IFC UABL	35,000	4.94%	01/01/2011 – 06/30/2020

- OFID	15,000	4.94%	01/01/2011 – 06/30/2020

- DVB / Natixis (up to $93.6 million)

● Tranche A	24,150	3.30%	01/01/2011 – 03/30/2012
● Tranche A	24,150	2.30%	03/31/2012 – 12/31/2019
● Tranche B	--	--	--

- BNDES	18,038	3.00%	01/01/2011 – 03/10/2027

- DVB Bank SE (SBLC)	21,500	2.00%	01/01/2011 – 11/11/2013

- DVB-Security (up to $30.0 million)	15,000	3.30%	01/01/2011 – 12/31/2018
- DVB-Security (up to $10.0 million)	5,000	6.67%	01/01/2011 – 12/31/2018

Interest expense calculations begin on January 1, 2011, end on the respective maturity dates and are based on contractual terms with the exception of the IFC/OFID credit facilities and DVB/Security credit facility. The Company, through its subsidiaries, has entered into interest rate collar and interest rate swap agreements related to borrowings under its IFC/OFID and DVB/Security credit facilities, respectively, whereby it has converted its variable rate borrowings into fixed rate borrowings. For purpose of this table, the Company has assumed the fixed rates of interest in calculating its obligations.

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

Name	Age	Position
Felipe Menendez Ross	56	Chief Executive Officer, President and Director
Ricardo Menendez Ross	61	Executive Vice President and Director
Leonard J. Hoskinson	57	Chief Financial Officer, Secretary and Director
Michael C. Hagan	64	Director
George Wood	65	Director
Fernando Barros Tocornal	53	Director
Alberto G. Deyros	55	Chief Accountant

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

Leonard J. Hoskinson. Mr. Hoskinson is the Chief Financial Officer of the Company, was appointed Director of the Company in March 2000 and assumed the position of Secretary six months later. Mr. Hoskinson has been employed by the Company and its subsidiaries for over 21 years. Prior to that, he had an international banking career specializing in ship finance spanning over 20 years and culminating as the Head of Shipping for Marine Midland Bank NA in New York (now part of the HSBC banking group). He is also a Director of UABL.

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

George Wood. Mr. Wood has been a Director since October 2006. He has recently retired as managing director of Chancery Export Finance LLC (Chancery), a firm licensed by the Export Import Bank of the United States of America (ExIm Bank). Chancery provides ExIm Bank guaranteed financing for purchase of U.S. manufactured capital goods by overseas buyers. Prior to his designation as Managing Director of Chancery, Mr. Wood worked as Managing Director of Baltimore based Bengur Bryan & Co. (Bengur Bryan) providing investment-banking services to transportation related companies in the global maritime, U.S. trucking, motor coach and rail industries. Before his employment with Bengur Bryan in 2000, Mr. Wood was employed for 27 years in various managerial positions at the First National Bank of Maryland which included managing the International Banking Group as well as the bank's specialized lending divisions in leasing, rail, maritime and motor coach industries, encompassing a risk asset portfolio of $1.2 billion. Mr. Wood is a member of the board of Baltic Trading Inc. as well as part of the Audit Committee, and Nominating and Governance Committee. Baltic Trading Inc. is a shipping company focused on the dry bulk industry spot market and is currently trading on the NYSE. Mr. Wood holds a B.S. in Economics and Finance from University of Pennsylvania and an MBA from University of North Carolina and became a CPA in 1980. Mr. Wood presently serves as member of the Boards of Atlanta-based Infinity Rails Wawa Inc. Mr. Wood recently served for two years on the Board of LASCO Shipping Co.

Fernando Barros Tocornal. Mr. Barros is an Attorney and founding partner of the Chilean law firm of Barros & Errazuriz. Mr. Barros has vast experience in commercial, corporate and tax law, with an extensive practice in connection with the creation and development of financial, industrial and service companies. Likewise, Mr. Barros has vast experience in arbitration; he is a member of the National Board of Arbitrators, appointed by the President of Chile and is also a member of the Arbitration and Mediation Center of the Chamber of Commerce of Santiago and of the National Center of Arbitration, as well as acting as private arbitrator. As part of his academic activities, Mr. Barros was a professor of Commercial and Economic Law, he is a member of the Board of Universidad Finis Terrae, where he also served as Dean of the School of Law between 2000 and 2003. He is also a member of the Consulting Board of the Masters in Business Law of Universidad de los Andes and of the Pro Bono Foundation of Chile Mr. Barros is also a Director of a Chilean listed company including Sipsa S.A., the Chilean parent company of Ultrapetrol (Bahamas) Ltd.

Alberto G. Deyros. Mr. Deyros is the Chief Accountant of the Company and was appointed in April 2006. Mr. Deyros has been employed by the Company and its subsidiaries for more than nine years. Prior to that, he specialized in ship administration management over a period of 21 years. Mr. Deyros is a Certified Public Accountant and a graduate of Universidad de Buenos Aires.

B.           COMPENSATION

The aggregate annual net cost to us for the compensation paid to members of the board of directors and our executive officers was $4.4 million for the fiscal year ended December 31, 2010. Neither the Company nor any of its subsidiaries provides retirement benefits.

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

D.           EMPLOYEES

As of December 31, 2010, we employed 1,219 employees, consisting of 422 land-based employees and 797 seafarers as crew on our vessels, of which 406 were in our River Business, 163 were in our Offshore Supply Business and 228 were in our Ocean Business. This represents a 16.4% increase with respect to December 31, 2009, mainly attributable to more operational pushboats in the river in 2010 and to the entry into operation of our feeder container vessels M.V. Asturiano and M.V. Argentino, partially offset by less Ocean crewmembers consistent with the sale of the Capesize fleet. Some of these employees were employed through various manning agents depending on the nationality as listed below:

• Indian crew:	Orient Ship Management & Manning Pvt., Ltd., Mumbai, India
• Argentine crew:	Ravenscroft Ship Management S.A., a subsidiary, Montevideo, Uruguay
• Filipino crew:	C.F. Sharp Crew Management, Manila, Philippines
• Ukrainian crew:	South Star Ltd., Odessa, Ukraine
• Romanian crew:	Corona Shipping SRL, Constantza, Romania
• Indonesian crew:	Indomarimo Maju PT, Jakarta, Indonesia
• Paraguayan crew:	Ravenscroft Ship Management S.A., a subsidiary, Montevideo, Uruguay

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

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth information regarding the owners of more than five percent of our common stock as of March 9, 2011. The address of Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc. is Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

Name	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned	Voting Percentage (1)
Inversiones Los Avellanos S.A. (1) (2) (3) (8)	7,864,085	26.3%	71.1%
Hazels (Bahamas) Investments Inc. (1) (2) (4) (8)	7,864,085	26.3%	71.1%
FMR LLC (5)	5,122,388	16.9%	N/A
Franklin Resources, Inc. (6)	3,432,612	11.5%	N/A
Marathon Asset Management LLP (7)	1,912,761	6.4%	N/A
All directors and executive officers as a group (8) (9)	8,957,057	29.6%	72.2%

(1)
Inversiones Los Avellanos S.A. ("Inversiones") and Hazels (Bahamas) Investments Inc. ("Hazels") are each entitled to seven votes for each share of common stock that they hold since the Company's IPO in October 2006 as well as for any seven-vote shares originally held by Solimar Holdings Ltd. and later purchased by either Inversiones or Hazels.

(2)
Los Avellanos and Hazels have entered into an agreement pursuant to which they have agreed to vote their respective shares together in all matters where a vote of our shareholders is required. (See "Related Party Transactions" in Item 7.B. of this report).

(3)
4,735,517 shares entitled to seven votes per share plus 3,128,568 shares owned by Hazels (of which only 150,719 are entitled to one vote per share with the remaining shares being entitled to seven votes per share).

(4)	3,128,568 shares (2,977,849 entitled to seven votes per share and 150,719 entitled to one vote per share) plus 4,735,517 shares owned by Inversiones (all of them entitled to seven votes per share).

(5)
As per Schedule 13G filed with US Securities and Exchange Commission on February 14, 2011 - includes 332,923 shares of Common Stock resulting from the assumed conversion of $2,500,000 principal amount of ULTRAPETROL CV 7.25% 1/17 (133.1691 shares of Common Stock for each $1,000 principal amount of debenture). Company does not make any representation on the accuracy of the information filed by third parties included here for information purposes only.

(6)
As per Schedule 13G/A filed with US Securities and Exchange Commission on February 8, 2011. Company does not make any representation on the accuracy of the information filed by third parties included here for information purposes only.

(7)
As per Schedule 13G/A filed with US Securities and Exchange Commission on February 3, 2011. Company does not make any representation on the accuracy of the information filed by third parties included here for information purposes only.

(8)
Inversiones and Hazels are controlled by members of the Menendez family, including Felipe Menendez R., our President, Chief Executive Officer and a director, and Ricardo Menendez R., our Executive Vice President and a director. Inversiones is a wholly-owned subsidiary of SIPSA S.A. and Hazels is 99.8% owned by Los Avellanos.

(9)
Includes 639,735 shares of restricted stock issued to companies controlled by our Chief Executive Officer, our Executive Vice President and our Chief Financial Officer. Includes 348,750 shares of common stock issuable within 60 days upon exercise of options granted to these companies which have vested, as well as 104,847 shares of restricted stock issued to our non-executive directors as part of their compensation for the services rendered to us as board members.

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

During 2010, Hazels (Bahamas) Investments Inc. acquired 2,977,690 shares of the Company from Solimar Holdings Ltd.

B.           RELATED PARTY TRANSACTIONS

There are no revenues derived from transactions with related parties for each of the years ended December 31, 2010, 2009 and 2008.  As of December 31, 2010, 2009 and 2008, the balances of the accounts receivable from and payables to all related parties were approximately $5.4 million, $5.0 million and $5.2 million, respectively.

Shipping Services Argentina S.A. (Formerly I. Shipping Services S.A.)

We and our subsidiaries also contract with related parties for various services. Pursuant to a commercial agreement and an agency agreement with us, Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) has agreed to perform the duties of commercial agent for our container feeder service, and port agent for us in Argentina. Shipping Services Argentina S.A. is indirectly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay Shipping Services Argentina S.A. commissions and fees. For each of the years ended December 31, 2010, 2009 and 2008 the amounts paid and / or accrued for such services amounted to $0.3 million, $0.2 million and $0.1 million, respectively. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

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

Navalia S.R.L.

Pursuant to a commercial and an agency agreement with us, Navalia S.R.L., or Navalia, has agreed to perform the duties of commercial agent for our container feeder service, and port agent for us in Ushuaia, Argentina. Navalia is directly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay Navalia commissions and fees. For the year ended December 31, 2010, the amounts paid and / or accrued for such services amounted to $0.2 million. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

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

For the years ended December 31, 2010, 2009 and 2008 the amounts paid and/or accrued for such services amounted to $1.1 million, $0.4 million and $0.3 million, respectively.

Operations in OTS S.A.'s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party. In 2010, 2009 and 2008, UABL Paraguay paid to OTS S.A. $1.0 million, $1.0 million and $0.8 million, respectively, for this operation.

SIPSA S.A.

On May 20, 2008, we received a $7.9 million loan from SIPSA S.A., a related party, which we repaid fully on June 17, 2008. In connection with this financing we paid, during 2008, $0.04 million in interest to SIPSA S.A.

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

On October 27, 2009, Solimar requested us to effect the registration of 2,977,690 registerable common shares issued in their name. On November 27, 2009, we filed a Registration Statement on form F-3, and subsequently amended it on February 18, 2010. On March 12, 2010, we filed a second amendment to our F-3. The Registration Statement was declared effective on February 18, 2010, and subsequently withdrawn on July 22, 2010, in connection with a transaction concluded on July 15, 2010, through which Hazels (Bahamas) Investments Inc., an original shareholder (each party in the transaction was a shareholder in Ultrapetrol prior to its Initial Public Offering) acquired 2,977,690 shares representing a 100% of the holdings that Solimar had in Ultrapetrol.

Under such transaction (concluded on July 15, 2010) all rights of Solimar pursuant to the Registration Rights Agreement have been transferred to Hazels.

Shareholders Agreement

Solimar, Los Avellanos and Hazels are party to a second amended and restated shareholders agreement, dated September 21, 2006, that became effective on October 18, 2006, that contains, among other things, provisions relating to director designation rights, restrictions of transfers of stock held by them and an agreement to vote their shares together on certain matters.

On July 15, 2010, Hazels acquired 2,977,690 shares representing 100% of the holdings that Solimar had in Ultrapetrol. Under such transaction all rights of Solimar pursuant to the Registration Rights Agreement have been transferred to Hazels.

Employment Agreements

We have entered into employment contracts with our President and Chief Executive Officer, Felipe Menendez R., our Executive Vice President, Ricardo Menendez R., our Chief Financial Officer, Leonard J. Hoskinson, and our Chief Accountant, Mr. Alberto G. Deyros. Each of these employment agreements has an initial term of three years from October 18, 2006 and is subject to one year renewals at our written election. In addition, on July 20, 2006, we entered into separate consulting agreements that became effective October 18, 2006, with companies controlled by our chief executive officer, executive vice president, chief financial officer and chief accountant for work they performed for us in various different jurisdictions. Some of these consulting agreements obligate us to grant these companies an aggregate of 310,000 shares of restricted stock for which we expect to incur charges over the three year period of the agreement equal in the aggregate to the number of shares granted multiplied by $11.00 (the IPO price) and 348,750 shares issuable upon the exercise of options with an exercise price of $11.00 (the IPO price) pursuant to the Plan.

On October 29, 2009, we renewed these employment agreements as well as the consulting agreements. Some of these consulting agreements obligate us to grant these companies an aggregate of 329,375 shares of restricted stock for which we expect to incur charges over the three year period of the agreements equal in the aggregate to the number of shares granted multiplied by $5.11 (the quoted price of the share at the grant date). In addition, those consulting agreements also provide for up to 329,375 additional shares of restricted stock subject to performance of the consultants upon discretion of the disinterested members of our Board of Directors.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

B.           SIGNIFICANT CHANGES

None.

ITEM 9 – THE OFFER AND LISTING

A.            Information regarding the price history of the stock listed:

(a)           High and low market prices for the five most recent full financial years

	Financial Year Ended December 31,
Per share prices	2006	2007	2008	2009	2010

High	$13.62	$27.04	$17.44	$5.72	$7.92

Low	$9.81	$12.80	$1.84	$1.79	$4.05

(b) High and low market prices for each full financial quarter for the two most recent full financial years

Per share prices	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010

High	$4.47	$5.72	$5.63	$5.49	$6.34	$6.52	$6.49	$7.92

Low	$1.79	$2.29	$3.85	$4.26	$4.38	$4.31	$4.05	$5.97

(c) High and low market prices for each month, for the most recent six months:

Per share prices	September 2010	October 2010	November 2010	December 2010	January 2011	February 2011

High	$6.49	$6.98	$7.08	$7.92	$6.67	$5.82

Low	$5.01	$6.07	$6.05	$6.21	$5.21	$5.11

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

If a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the votes represented at the meeting shall be the act of the Shareholders of the Company. At any meeting of Shareholders of the Company, with respect to a matter for which a Shareholder is entitled to vote, each such Shareholder shall be entitled to one (1) vote for each share of Common Stock it holds; provided that the Named Shareholders, as such term is defined in the Memorandum of Association, shall be entitled to seven (7) votes for each share of Common Stock held by it that was initially acquired by a Named Shareholder prior to the completion of the Company's initial public offering (which right shall be personal and non-transferable, unless to another Named Shareholder or Permitted Transferee, as such term is defined in the Memorandum of Association), or with respect to such shares sold by one Named Shareholder to another Named Shareholder subject to the limitations set forth in the Memorandum of Association. Each Shareholder may exercise such voting right either in person or by proxy provided, however, that no proxy shall be valid after the expiration of eleven months from the date such proxy was authorized unless otherwise provided in the proxy. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient to support an irrevocable power. A Shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Company.

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

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a QEF election. As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below. In addition, if we were to be treated as a passive foreign investment company for any taxable year after 2010, a U.S. holder would be required to file an annual report with the Internal Revenue Service for that year with respect to such holder's common stock.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, to whom we refer as a Non-Electing Holder, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

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

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2010). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2010, based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its assessment, management, including the Company's chief executive and chief financial officer, determined that the Company's internal controls over financial reporting were effective as of December 31, 2010, based on the criteria in Internal Control—Integrated Framework issued by COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Pistrelli, Henry Martin y Asociados S.R.L., members of Ernst & Young Global,  the Company's independent registered public accounting firm, who audited the financial statements included in the Annual Report, has audited and reported on the effectiveness of the Company's internal controls over financial reporting as of December 31, 2010, as stated in their report which appears elsewhere in this Annual Report.

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

Aggregate fee for professional services rendered for the Company by Pistrelli, Henry Martin y Asociados S.R.L. and other member firms of Ernst & Young Global in 2009 and 2010 in each of the following categories were:

	Year ended December 31,
	2010	2009
	(in thousands of U.S. dollars)

Audit fees	1,263	1,002
Audit-related fees	--	--
Tax fees	142	90
Total fees	1,405	1,092

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008 with Reports of Independent Registered Public Accounting Firm

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

• Management´s Report on Internal Control over Financial Reporting

• Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

• Report of Independent Registered Public Accounting Firm

• Consolidated Financial Statements

– Consolidated Balance Sheets at December 31, 2010 and 2009	- F-1 -

– Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008	- F-2 -

– Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2009 and 2008	- F-3 -

– Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008	- F-4 -

– Notes to Consolidated Financial Statements	- F-5 -

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2010 AND 2009
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2010	2009
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$105,570	$53,201
Restricted cash	1,661	1,658
Accounts receivable, net of allowance for doubtful accounts of $555 and $411 in 2010 and 2009, respectively	24,675	16,402
Operating supplies	3,176	3,743
Prepaid expenses	3,643	4,210
Other receivables	24,153	32,432
Other current assets	117	2,684
Total current assets	162,995	114,330
NONCURRENT ASSETS

Other receivables	5,796	11,253
Restricted cash	1,183	1,181
Vessels and equipment, net	612,696	571,478
Dry dock	5,688	5,281
Investment in affiliates and receivables from 50% owned companies	6,824	6,790
Intangible assets	1,151	1,456
Goodwill	5,015	5,015
Other assets	13,145	8,390
Deferred income tax assets	9,304	7,760
Total noncurrent assets	660,802	618,604
Total assets	$823,797	$732,934

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$24,054	$13,707
Accrued interest	2,278	2,008
Current portion of long-term financial debt	27,586	21,286
Other current liabilities	10,759	8,977
Total current liabilities	64,677	45,978
NONCURRENT LIABILITIES

Long-term financial debt	471,793	384,245
Deferred income tax liabilities	16,142	13,033
Other liabilities	2,391	1,095
Total noncurrent liabilities	490,326	398,373
Total liabilities	555,003	444,351

EQUITY
Common stock, $01 par value: 100,000,000 authorized shares; 29,943,653 shares outstanding in 2010 and 2009	338	338
Additional paid-in capital	271,224	269,958
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings	11,986	17,357
Accumulated other comprehensive income (loss)	(597)	15,538
Total Ultrapetrol (Bahamas) Limited stockholders equity	263,463	283,703

Noncontrolling interest	5,331	4,880
Total equity	268,794	288,583
Total liabilities and equity	$823,797	$732,934

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Stated in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2010	2009	2008

REVENUES	$230,445	$220,529	$303,575

OPERATING EXPENSES (1)

Voyage expenses	(61,583)	(60,575)	(75,290)
Running costs	(89,339)	(80,032)	(89,186)
Amortization of dry docking	(4,186)	(3,425)	(3,580)
Depreciation of vessels and equipment	(29,880)	(37,609)	(34,253)
Amortization of intangible assets	(305)	(718)	(787)
Administrative and commercial expenses	(27,051)	(25,065)	(24,396)
Loss on write-down of vessels	-	(25,000)	-
Other operating income, net	617	2,844	6,513
	(211,727)	(229,580)	(220,979)
Operating profit (loss)	18,718	(9,051)	82,596

OTHER INCOME (EXPENSES)

Financial expense	(25,925)	(24,248)	(25,128)
Other financial (expenses) income, net	(492)	1,011	(5,414)
Financial income	399	340	1,156
Gains on derivatives, net	10,474	241	8,816
Investment in affiliates	(341)	(28)	(442)
Other, net	(875)	(707)	(558)
Total other income (expenses)	(16,760)	(23,391)	(21,570)
Income (Loss) from continuing operations before income taxes	1,958	(32,442)	61,026

Income taxes (expenses) benefit	(6,363)	(5,355)	4,173
(Loss) Income from continuing operations	(4,405)	(37,797)	65,199

(Loss) from discontinued operations	(515)	(2,131)	(16,448)
Net (Loss) income	(4,920)	(39,928)	48,751

Net (loss) income attributable to noncontrolling interest	451	(90)	1,228
Net (Loss) income attributable to Ultrapetrol (Bahamas) Limited	$(5,371)	$(39,838)	$47,523

Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) Income from continuing operations	$(4,856)	$(37,707)	$63,971
(Loss) from discontinued operations	(515)	(2,131)	(16,448)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(5,371)	$(39,838)	$47,523

(LOSS) INCOME PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED:
From continuing operations	$(0.16)	$(1.28)	$1.99
From discontinued operations	(0.02)	(0.07)	(0.51)
	$(0.18)	$(1.35)	$1.48

Basic weighted average number of shares	29,525,025	29,426,429	32,114,199
Diluted weighted average number of shares	29,525,025	29,426,429	32,213,741
(1)	Operating expenses included $1,542, $619 and $433 in 2010, 2009 and 2008, respectively, from related parties.

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

 (Stated in thousands of U.S. dollars, except share data)

	Ultrapetrol (Bahamas) Limited stockholders’ equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated earnings	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity

December 31, 2007	33,443,030	$334	$266,647	$-	$9,672	$(23,511)	$3,742	$256,884

Compensation related to options and restricted stock granted	-	-	1,778	-	-	-	-	1,778
Repurchase of common shares	(3,923,094)	-	-	(19,488)	-	-	-	(19,488)
Comprehensive income:
- Net income	-	-	-	-	47,523	-	1,228	48,751
- Effect of derivative financial instruments	-	-	-	-	-	88,934	-	88,934
Total comprehensive income								137,685
December 31, 2008	29,519,936	334	268,425	(19,488)	57,195	65,423	4,970	376,859

Compensation related to options and restricted stock granted	423,717	4	1,533	-	-	-	-	1,537
Comprehensive loss:
- Net loss	-	-	-	-	(39,838)	-	(90)	(39,928)
- Effect of derivative financial instruments	-	-	-	-	-	(49,885)	-	(49,885)
Total comprehensive loss								(89,813)
December 31, 2009	29,943,653	338	269,958	(19,488)	17,357	15,538	4,880	288,583

Compensation related to restricted stock granted	-	-	1,266	-	-	-	-	1,266
Comprehensive loss:
- Net loss	-	-	-	-	(5,371)	-	451	(4,920)
- Effect of derivative financial instruments	-	-	-	-	-	(16,135)	-	(16,135)
Total comprehensive loss								(21,055)
December 31, 2010	29,943,653	$338	$271,224	$(19,488)	$11,986	$(597)	$5,331	$268,794

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(4,920)	$(39,928)	$48,751
Adjustments to reconcile net (loss) income to total cash flows provided by operating activities:
Loss from discontinued operations	515	2,131	16,448
Depreciation of vessels and equipment	29,880	37,609	34,253
Amortization of dry docking	4,186	3,425	3,580
Expenditure for dry docking	(8,204)	(5,242)	(3,105)
Gains on derivatives, net	(10,474)	(241)	(8,816)
Debt issuance expense amortization	1,340	1,026	1,015
Amortization of intangible assets	305	718	787
(Gain) on sale of vessels	(724)	(1,415)	-
Net losses from investment in affiliates	341	28	442
Allowance for doubtful accounts	359	(21)	184
Loss on write-down of vessels	-	25,000	-
Share - based compensation	1,266	1,537	1,778
Changes in assets and liabilities:
(Increase) Decrease in assets:
Accounts receivable	(8,632)	1,401	(2,386)
Other receivables, operating supplies and prepaid expenses	(2,827)	7,940	(19,471)
Other	1,369	2,170	4,528
Increase (Decrease) in liabilities:
Accounts payable	10,661	(7,609)	4,934
Other payables	6,403	9,055	(3,020)
Other	-	1,095	-
Net cash provided by operating activities from continuing operations	20,844	38,679	79,902
Net cash (used in) provided by operating activities from discontinued operations	(1,950)	37	(8,645)
Total cash flows provided by operating activities	18,894	38,716	71,257
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment	(105,247)	(90,095)	(135,876)
Proceeds from disposals of vessels, net	36,584	9,840	-
(Increase) Decrease in funding collateral of FFAs	2,034	(5,981)	54,020
Cash settlement received (paid) on FFAs	10,474	-	(5,408)
Other	66	2,638	556
Net cash (used in) investing activities from continuing operations	(56,089)	(83,598)	(86,708)
Net cash provided by (used in) investing activities from discontinued operations	1,950	-	(1,283)
Total cash flows used in investing activities	(54,139)	(83,598)	(87,991)
CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(11,292)	(13,594)	(17,795)
Early repayment of long-term financial debt	-	(22,894)	-
Net decrease in short-term financial debt	-	-	(15,000)
Proceeds from issuance of 7.25% Senior Convertible Notes, net of issuance costs	76,095	-	-
Proceeds from long-term financial debt	25,000	29,079	113,800
Funds used in repurchase of common shares	-	-	(19,488)
Other	(2,189)	(367)	(3,186)
Net cash provided by (used in) financing activities from continuing operations	87,614	(7,776)	58,331
Net increase (decrease) in cash and cash equivalents	52,369	(52,658)	41,597
Cash and cash equivalents at the beginning of year (including $304, $2,546 and $1,448 related to discontinued operations)	$53,201	$105,859	$64,262
Cash and cash equivalents at the end of year (including $304, $304 and $2,546 related to discontinued operations)	$105,570	$53,201	$105,859

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

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for containers, grain soybean, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina.  In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and containers.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company does not begin recognizing revenue if the charter agreement has not been entered into with the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Revenues are earned under time charters, bareboat charters, consecutive voyage charters or affreightment / voyage contracts.  Revenue from time charters and bareboat charters is earned and recognized on a daily basis.  Revenue from affreightment / voyage contracts and consecutive voyage charters is recognized based upon the percentage of voyage completion.  In our River Business, a voyage is deemed to commence upon the departure of the discharged barge of the previous voyage and is deemed to end upon the completion of discharge of the current voyage.  The percentage of voyage completion is based on the miles transited at the balance sheet date divided by the total miles expected for the voyage.  The position of the barge at the balance sheet date is determined by locating the position of the pushboat with the barge in tow through the use of a global positioning system (“GPS”).

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

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.  Cash equivalents consist of money market instruments and interest-bearing deposits.  The credit risk associated with cash and cash equivalents is considered to be low due to the high credit quality of the financial institutions with which the Company operates.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Changes in the allowance for doubtful accounts for the three years ended December 31, 2010, were as follow:

	For the years ended December 31,
	2010	2009	2008

Balance at January 1	$411	$432	$248
Provision	377	443	201
Recovery	(18)	(464)	(17)
Amounts written off (1)	(215)	-	-
Balance at December 31	$555	$411	$432

(1)	Accounts charged to the allowance when collection efforts cease.

h)	Insurance claims receivable

Insurance claims receivable comprise claims submitted relating to hull and machinery (H&M), protection and indemnity (P&I), loss of hire (LOH) and strike insurance coverage.  They are recorded when the recovery of an insurance claim is probable.  Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident.  The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which the Company is either a client or a member.  Insurance claims receivable, included in other receivables in the accompanying balance sheets, amounts to $1,881 and $4,781 at December 31, 2010 and 2009, respectively.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Improvements to leased property are amortized over the shorter of their economic life or the respective lease term.

At December 31, 2010 the estimated useful life of each of the Company’s major categories of assets is as follows:

Useful life (in years)

Ocean-going vessels	24 to 27
PSVs	24
River barges and push boats	35
Buildings	20 to 30
Furniture and equipment	5 to 15

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

Long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.  The amount of an impairment charge, if any, would be determined using discounted cash flows expected to result from the use of the asset and its eventual disposition.

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

The Company’s vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations.  Costs incurred to drydock a vessel / pushboat are deferred and amortized using the straight-line method over the period to the next drydock, generally 24 to 36 months.  Drydocking costs incurred are comprised of: painting the vessel’s hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards.  The unamortized portion of dry dock costs for vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expenditures for maintenance and minor repairs are expensed as incurred.

l)	Investments in affiliates

These investments are accounted for by the equity method. At December 31, 2010 and 2009 this includes our interest in 50% of Puertos del Sur S.A. and Obras Terminales y Servicios S.A. (“OTS S.A.”) and in 49% of Marítima Sipsa S.A.

m)	Identifiable intangible assets

The Company’s intangible assets arose as a result of the Ravenscroft acquisition in 2006, and consist principally of a safety management system, software, and existing customer contracts, which are being amortized over useful lives ranging from three to eight years using the straight-line method.

Accumulated amortization at December 31, 2010 and 2009 amounted to $3,187 and $2,882, respectively and amortization for the three years ended December 31, 2010 amounted to $305 and $718 and $787, respectively.  Amortization of intangible assets for the five years subsequent to December 31, 2010 is expected to be $175 in each of 2011, 2012 and 2013 and $44 in 2014.

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

p)	Accounts payable

Accounts payable at December 31, 2010 and 2009 consists of insurance premium payables, operating expenses, and customers advances collected, among others.

q)	Comprehensive income (loss)

Comprehensive (loss) income is the total of net (loss) income and all other changes in equity of a company that result from transactions and other economic events of a reporting period other than transactions with owners.  Comprehensive income (loss) is reflected in the consolidated statements of changes in equity.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of accumulated other comprehensive income (loss) in the consolidated balance sheets were as follows:

	At December 31,
	2010	2009

Unrealized net losses on interest rate collar	$(716)	$-
Unrealized net losses on interest rate swap	(34)	-
Unrealized net gains on EURO hedge	153	162
Unrealized net gains on FFA	-	15,376
Accumulated other comprehensive income (loss)	$(597)	$15,538

At December 31, 2010, the Company expects that it will reclassify $951 of net losses on interest rate collar and interest rate swap from accumulated other comprehensive income (loss) to earnings during the next twelve months related to the payments of interest of our variable interest rate debt that will affect earnings for 2011.

The components of the change in the accumulated unrealized net income (losses) on derivative financial instruments were as follows:

	For the years ended December 31,
	2010	2009	2008

Reclassification adjustments for amounts included in net (loss) income:

Revenues	$(6,193)	$(32,279)	$1,498
Voyage expenses	-	490	(379)
Depreciation of vessels and equipment	(9)	(8)	(12)
Financial expense	401	-	-
Gains on derivative, net	(10,710)	-	-

Change in unrealized impact on:		-	-
Interest rate collar	(1,117)	-	-
Interest rate swap	(34)	-	-
FFA	1,527	(18,088)	88,045
Forward fuel purchases	-	-	(218)
	$(16,135)	$(49,885)	$88,934

r)	Derivative financial instruments

The Company from time to time uses derivative financial instruments to reduce risk from foreign currency fluctuations, changes in spot market rates for oceangoing vessels, changes in interest rate and changes in bunker fuel prices.

The Company recognizes all of its derivative instruments as either assets or liabilities in the balance sheet at fair value.  The accounting for changes in the fair value (i.e., gains or losses) of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Basic net (loss) income per share is computed by dividing the net (loss) income by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted (loss) income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock and if-converted methods, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the conversion of all outstanding convertible notes.

For the years ended December 31, 2010 and 2009, the Company had a net loss from continuing operations and therefore the effect of potentially dilutive securities was antidilutive and is not included in shares outstanding for purposes of computing diluted (loss) income per share.

For the years ended December 31, 2010 and 2009 the effect of dilutive securities would have been approximately 520,000 and 120,000 common shares, respectively.

For the years ended December 31, 2010, 2009 and 2008, the Company excluded from the computation of diluted (loss) income per share options to purchase 348,750, 348,750 and 378,884 common shares, respectively.  These options were outstanding during these years but were excluded because they were antidilutive, as the option exercise price was greater than the average market price of the common share.

The following table sets forth the computation of basic and diluted (loss) income per share attributable to Ultrapetrol (Bahamas) Limited.

	For the years ended December 31,
	2010	2009	2008

(Loss) Income from continuing operations	$(4,856)	$(37,707)	$63,971
(Loss) from discontinued operations	(515)	(2,131)	(16,448)
Net (loss) income	$(5,371)	$(39,838)	$47,523

Basic weighted average number of shares	29,525,025	29,426,429	32,114,199
Effect on dilutive shares:
Options and restricted stock	-	-	52,451
Warrants issued	-	-	47,091
Diluted weighted average number of shares	29,525,025	29,426,429	32,213,741

Basic and diluted (loss) income per share:
From continuing operations	$(0.16)	$(1.28)	$1.99
From discontinued operations	(0.02)	(0.07)	(0.51)
	$(0.18)	$(1.35)	$1.48

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

t)	Stock compensation

Stock-based compensation cost is measured at the date of grant, based on the calculated fair value of the award, and is recognized as expense over the employee’s service period, which is generally the vesting period of the equity grant. The fair value of performance based restricted common stock awards that are probable of being earned is expensed over the performance periods as the awards vest.

u)	Other operating income, net

For the three years ended December 31, 2010, this account includes:

	For the years ended December 31,
	2010	2009	2008

Gain on sale of vessels, net	$724	$1,415	$-
Claims against insurance companies, net	(46)	1,429	4,334
Other	(61)	-	2,179
	$617	$2,844	$6,513

v)	Income taxes

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

3.	DRY DOCK

The capitalized amounts in dry dock at December 31, 2010 and 2009 were as follows:

	At December 31,
	2010	2009

Original book value	$16,308	$15,160
Accumulated amortization	(10,620)	(9,879)
Net book value	$5,688	$5,281

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at December 31, 2010 and 2009 were as follows:

	At December 31,
	2010	2009

Ocean-going vessels	$124,596	$165,111
River barges and pushboats	331,801	267,333
PSVs	171,385	143,565
Advances for PSV construction	77,106	97,874
Furniture and equipment	8,861	7,293
Building, land, operating base and shipyard	49,179	45,121
Advances to vendors	-	3,198
Total original book value	762,928	729,495
Accumulated depreciation	(150,232)	(158,017)
Net book value	$612,696	$571,478

For the three years ended December 31, 2010, we capitalized interest in the amounts of $1,010, $2,354 and $3,230, respectively.

ACQUISITIONS AND DISPOSALS

Ocean Business

During 2010, we purchased and took delivery of two feeder container vessels for an aggregate total purchase price of $26,200.

During 2010, we sold and delivered three Capesize vessels for an aggregate total sale price of $36,584 net of commissions and Ultrapetrol recognized a net gain on sale of vessel of $724.

During 2009, we sold and delivered one Capesize vessel, for a total sale price of $9,840 net of commissions and Ultrapetrol recognized a gain on sale of vessel of $1,415.

River Business

During 2010, sixteen tank barges had been built (seven of which had commenced their operation) in our own shipyard in Punta Alvear, Argentina for a total cost of $18,400.

During 2008, the Company purchased 45 Mississippi barges, two 7,200 BHP push-boats and one 3,800 BHP push-boat for an aggregate purchase price of $17,700.  The Company has also incurred $11,629 in additional direct costs relating to these acquisitions.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Offshore Supply Business

On December 21, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed two contracts with a shipyard in China to construct two PSVs, with deliveries in 2010 and 2011.  The price for each new PSV to be constructed in China is $26,400, to be paid in five installments of 20% of the contract price each, prior to delivery. On December 20, 2010 we took delivery of the first PSV UP Turquoise.  As of December 31, 2010, UP Offshore (Bahamas) Ltd. had paid four installments for the second PSV amounting $21,140, which are recorded as Advances for PSV construction.

On February 21 and June 13, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052, with deliveries in 2011 and 2012.  The purchase price is to be paid in five installments of 20% of the contract price each, prior to delivery.  As of December 31, 2010, UP Offshore (Bahamas) Ltd. had paid eleven installments on its PSV under construction in India totaling $48,428, which are recorded as Advances for PSV construction.

As of December 31, 2010, the Company had remaining commitments of $44,884 on non-cancellable contracts for the construction of five PSVs (four in India and one in China) scheduled for delivery in 2011 and 2012.

5.	LONG-TERM DEBT AND OTHER FINANCIAL DEBT

Balances of long-term financial debt were as follows:
			At December 31,
			2010			2009
	Financial institution /		Nominal value
Borrower	Other	Due-year	Current	Noncurrent	Total	Total

Ultrapetrol (Bahamas) Ltd.	Private Investors	2014	$-	$180,000	$180,000	$180,000
Ultrapetrol (Bahamas) Ltd.	Private Investors	2017	-	80,000	80,000	-
Ultrapetrol (Bahamas) Ltd.	BICE	2011	15,000	-	15,000	10,000
UP Offshore Apoio Marítimo Ltda.	DVB AG	Through 2016	900	7,750	8,650	9,550
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	4,300	38,250	42,550	46,850
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	2,000	15,000	17,000	19,000
UP Offshore (Bahamas) Ltd.	DVB SE + Banco Security	Through 2018	1,667	18,333	20,000	-
Ingatestone Holdings Inc.	DVB AG + Natixis	Through 2019	133	24,017	24,150	24,150
UP Offshore Apoio Marítimo Ltda.	BNDES	Through 2027	1,110	16,928	18,038	18,730
Stanyan Shipping Inc.	Natixis	Through 2017	908	9,303	10,211	11,119
Hallandale Commercial Corp.	Nordea	Through 2013	1,568	7,212	8,780	11,132
UABL Paraguay S.A.	IFC	Through 2020	-	25,000	25,000	25,000
UABL Paraguay S.A.	OFID	Through 2020	-	15,000	15,000	15,000
UABL Barges and others	IFC	Through 2020	-	35,000	35,000	35,000
December 31, 2010			$27,586	$471,793	$499,379
December 31, 2009			$21,286	$384,245		$405,531

Aggregate annual future payments due to the long-term financial debt were as follows:

Year ending December 31
2011	$ 27,586
2012	20,766
2013	24,909
2014	199,264
2015	19,264
Thereafter	207,590
Total	$ 499,379

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

Interest on the 2014 Senior Notes is payable semi-annually on May 24 and November 24 of each year and principal is due on November 24, 2014.  The 2014 Senior Notes are senior obligations guaranteed by the Company’s subsidiaries directly involved in our Ocean and River Business. At December 31, 2010, the 2014 Senior Notes are secured by first preferred ship mortgages on 13 river pushboats, 2 oceangoing barges and 335 river barges.

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

The 2014 Senior Notes Indenture includes certain terms under which a subsidiary may be classified as an Unrestricted Subsidiary.  The Board of Directors determined that UP Offshore (Bahamas) Limited (the holding company of our Offshore Supply Business) has met those criteria and on October 29, 2009, the board of Directors of Ultrapetrol (Bahamas) Limited declared UP Offshore (Bahamas) Limited, as an Unrestricted Subsidiary pursuant to the terms of the Indenture.  Subsequently, on December 3, 2010 the Board of Directors decided to reclassify UP Offshore (Bahamas) Limited as Restricted Subsidiary pursuant to the terms of the Indenture.

At December 31, 2010 the net book value of the assets pledged as a guarantee of the 2014 Senior Notes was $73,500.

7.25% Convertible Senior Notes due 2017

On December 23, 2010, the Company completed the sale of $80,000 aggregate principal amount of its 7.25% Convertible Senior Notes due 2017 (the “Convertible Notes”) through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S. The Convertible Notes are senior and unsecured obligations of the Company. Interest on the Convertible Notes is payable semi-annually on January 15 and July 15 of each year, commencing on July 15, 2011. Unless earlier converted, redeemed or repurchased, the Convertible Notes are due on January 15, 2017.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Convertible Notes are convertible after January 28, 2011, at the option of the holder, into common stock at an initial conversion rate equal to 133.1691 shares of the Company common stock per $1 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $7.51 per share), which is subject to adjustment.

If the arithmetic average of the daily volume weighted average price per share of the Company common stock for each of the 20 consecutive trading days beginning on January 17, 2012 is less than $6.13, then the conversion rate will be increased such that the conversion price as adjusted would represent the greater of (i) 122.5% of such arithmetic average of the daily volume weight average price and (ii) $6.13.

On or after January 15, 2015, the Company may redeem for cash all, but not less than all, of the Convertible Notes if the last reported sale price of the Company common stock equals or exceeds 130% of the applicable conversion for a specific period of time at 100% of the principal amount of the Convertible Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Upon a fundamental change occurring, as defined in the Convertible Notes Indenture, each holder of the Convertible Notes, shall have the right to require the Company to repurchase the Convertible Notes in cash at a price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

If a fundamental change occurs under the Convertible Notes Indenture, the Company will pay a make-whole premium upon the conversion of the Convertible Notes in connection with any such transaction by increasing the applicable conversion rate. The make-whole premium will be determined by reference to the Convertible Notes Indenture and is based on the date on which the fundamental change becomes effective and the market stock price of the Company common stock on that date. In no event shall the conversion rate exceed 163.1321 shares per $1 principal amount.

The Indenture of the Convertible Notes also contains customary events of default and cross-default provisions. If an event of default occurs and is continuing the Trustee or holders of the 25% of the Convertible Notes may require the entire amount of the Convertible Notes be immediately repaid in full.

At December 31, 2010 the Convertible Notes are disclosed on the Company’s consolidated balance sheet as long-term debt at face value.

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

This loan is divided into two tranches:

-
Tranche A, amounting to $13,000, accrues interest at LIBOR plus a margin of 1.20% per annum and shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 together with the 120th installment.

-	Tranche B, amounting to $2,000 and accrues interest at LIBOR plus a margin of 1.20% per annum and shall be repaid by 36 consecutive monthly installments of $56 each beginning in March 2006.

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

The loan bears interest at LIBOR plus 1.50% per annum with quarterly principal and interest payments and matures in November 2017.  The regularly scheduled payments commenced in February 2008 and are comprised of 8 installments of $750 each, 24 of $500 each and 8 of $250 each with a balloon installment of $5,000 in November 2017.

All of these loans are secured by a first priority mortgage on the UP Safira, UP Esmeralda, UP Topazio, UP Agua Marinha and UP Diamante and are jointly and severally irrevocable and unconditionally guaranteed by Packet, Padow, UP Offshore Apoio, Topazio Shipping LLC and Ultrapetrol (Bahamas) Limited.  The loans also contain customary covenants that limit, among other things, the Borrowers’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.  The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loans be immediately repaid in full.  Further, the loan agreements require that the PSVs pledged as security have an aggregate market value of at least 133.3% of the value of the loans.

At December 31, 2010 the combined outstanding principal balance under the loan agreements was $68,200 and the aggregate net book value of the assets pledged was $93,900.

Loan with DVB Bank AG (DVB AG) and Natixis

On June 24, 2008 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured term loan facility of up to $93,600 with DVB AG and Natixis, as co-lender, to finance the construction and delivery of our PSVs being built in India.

On December 9, 2010, the Borrower, the Guarantors and the Banks amended the credit agreement.  In connection with this amendment, the margin of both tranches was increased, the repayment amount of Tranche A was increased by $38 to $288 and the availability period was extended through June 30, 2012, among other changes.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

This loan is divided into two tranches:

-
Tranche A, amounting to $60,000, to be made available for each ship in the amount of up to $15,000 in multiple advances for the payment of installments of the contract price due under the applicable shipbuilding contract.  This tranche accrues interest at LIBOR plus a margin of 3.0% during each ship’s construction period, and then the margin is lowered to 2.0% and shall be repaid by (i) quarterly installments of $288 per ship and (ii) a balloon repayment of all amounts outstanding as at December 31, 2019.  The first quarterly repayment shall commence on the date falling three months after the delivery date of such ship.

During the pre-delivery period, advances of Tranche A in respect of each ship shall not exceed $3,450 per advance and in the aggregate for each ship the lesser of (i) 60% of the relevant construction cost and (ii) $13,800.

-
Tranche B, amounting to $33,600, to be made available for each ship in the amount of up to $8,400 in a single advance on the delivery date of such ship.  This tranche accrues interest at LIBOR plus a margin of 2.0% per annum and shall be repaid by 20 quarterly installments of $420 per ship.  The first quarterly repayment shall commence on the date falling three months after the delivery date of such ship.

The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB AG.  The agreements governing the facility also contain customary events of default.  If an event of default occurs and is continuing, DVB AG and Natixis may require the entire amount of the loans be immediately repaid in full.

At December 31, 2010 the aggregate outstanding principal balance of the loan was $24,150.

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

The loan shall be repaid by 204 consecutive monthly installments beginning in April 2010.  The loan accrues interest at 3% per annum.

On October 30, 2009, UP Offshore Apoio entered into a Standby Letter of Credit Facility Agreement (the “Letter”) with DVB Bank SE relating to a $21,500 Standby Letter of Credit Facility which guarantees the BNDES credit facility from November 11, 2009 to November 11, 2013.  The Letter requires PSV UP Rubi to be pledged as security and its fair market value shall be not less than 133.3% of the outstanding amount of the Letter and is guaranteed by UP Offshore (Bahamas) Ltd. and Ultrapetrol (Bahamas) Limited as Facility Guarantor and Limited Guarantor, respectively.

Under the Letter, UP Offshore Apoio is to pay an up front fee equal to 1.5% of the outstanding amount, an annual commission fee of 2.0% per annum on the outstanding amount and a fee equal to 1.0% on the settlement date on the settlement amount.

As Facility Guarantor, UP Offshore (Bahamas) Ltd. shall comply with certain financial covenants including: (i) an average balance of available cash in a demand deposit of not less than $5,000 during each financial year, (ii) an equity ratio of not less than 30%, (iii) a minimum equity of $75,000 and, (iv) a ratio of consolidated EBITDA to consolidated debt service of at least 1.5.

At December 31, 2010, the outstanding principal balance under this loan agreement was $18,038 and the aggregate net book value of the asset pledged was $26,800.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loan Agreement with DVB Bank SE (DVB SE) and Banco Security of up to $40,000:

On December 9, 2010 UP Offshore (Bahamas) Ltd., as Borrower, and Glasgow Shipping Inc. and Zubia Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited and Corporación de Navegación Mundial S.A., as joint and several Guarantors, entered into a senior secured term loan facility of up to $40,000 with DVB SE and Banco Security, as co-lenders, to partially finance the construction and delivery of our two PSVs being constructed in China.

The loan is drawn in two advances, each in the amount of $20,000, on the delivery of each of the respective PSVs, accrues interest at LIBOR plus a margin of 3.0% and shall be repaid by (i) 32 equal quarterly consecutive installments of $417 each, together with a balloon payment equal to the outstanding balance of such advance payable concurring with the last repayment installment in respect of such advance. The first installment in respect of each advance shall be repaid on the date falling three months after the drawdown date in respect of such advance and the last installment and balloon payment in respect of such advance shall be repaid on the earlier of the date falling eight years after the drawdown date in respect of such advance or December 31, 2018.

The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB AG. The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB SE and Banco Security may require the entire amount of the loan be immediately repaid in full.

The loan is secured by a first priority mortgage on UP Turquoise and UP Jasper.  Further, the loan agreements require that the PSVs pledged as security have an aggregate fair market value of at least 133.3% of the value of the loan during the period from the first drawdown date until the fourth anniversary thereof or at least 66.7% of the value of the loan at any time thereafter.

UP Offshore (Bahamas) Limited as Guarantor shall maintain certain financial covenants including: (i) an average balance of available cash in a demand deposit of not less than $5,000, (ii) an equity ratio of not less than 30%, (iii) a minimum equity of $75,000 and, (iv) a ratio of consolidated EBITDA to consolidated debt service of at least 1.5 (on a rolling four quarter basis, tested as of the last day of each fiscal quarter).

On December 16, 2010, we have drawn down the first advance of $20,000 in connection with the delivery of UP Turquoise.

At December 31, 2010 the outstanding principal balance was $20,000 and the aggregate net book value of the assets pledged was $27,100.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2010 the outstanding principal balance was $10,211 and the aggregate net book value of the assets pledged was $15,600.

Revolving non-secured credit facility with Banco BICE

During 2007, Ultrapetrol Bahamas Ltd. entered into a three-year, $10,000, revolving non-secured credit facility with Banco BICE.  This loan accrued interest at LIBOR plus 1.625% per annum.

On October 8, 2010, we amended the credit agreement between us and Banco BICE. In connection with this amendment, the credit agreement was extended for one year and increased to $15,000, its margin was increased to 3.4% per annum over LIBOR and certain other changes were made to its guarantees and covenants. On October 14, 2010 we drew down $5,000 under the amended facility, resulting in a total of $15,000 drawn down under the credit facility with Banco BICE at December 31, 2010.

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

The loan after the voluntary prepayment of $4,143 on June 6, 2009, shall be repaid by (i) 6 consecutive quarterly installments of $588 each followed by 12 consecutive quarterly installments of $392 each, and (ii) a final balloon repayment of $4,076 payable simultaneously with the last installment.  The loan accrues interest at LIBOR plus 1.25% per annum.

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

The aggregate outstanding principal balance of the loan was $8,780 at December 31, 2010, and the aggregate net book value of the asset pledged was $25,300.

Loan with International Finance Corporation (“IFC”)

a)	Loan facility up to $25,000

On September 15, 2008 UABL Paraguay S.A. (our subsidiary in the River Business), as Borrower, UABL (Bahamas) Limited as Guarantor and IFC entered into a loan agreement to partially finance:  (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The loan shall be repaid in semi-annual installments of $1,087 for the first 9 payments and $1,902 for the last 8 payments, beginning in June 2012.  The loan accrues interest at LIBOR plus a margin which will be calculated considering a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage Ratio as indicated in the agreement.

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

On September 15, 2008 UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (all our subsidiaries in the River Business), as Borrowers, UABL (Bahamas) Limited as Guarantor and IFC entered into a loan agreement to partially finance:  (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan shall be repaid in semi-annual installments of $1,522 for the first 9 payments and $2,663 for the last 8 payments, beginning in June 2012.  The loan accrues interest at LIBOR plus a margin which will be calculated considering a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage Ratio as indicated in the agreement.

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

Loan with OPEC Fund for International Development (“OFID”)

On November 28, 2008 UABL Paraguay S.A. (our subsidiary in the River Business), as Borrower, UABL (Bahamas) Limited as Guarantor and OFID entered into a loan agreement of up to $15,000 to partially finance:  (i) the replacement of existing pushboat engines and the conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan shall be repaid in semi-annual installments of $652 for the first 9 payments and $1,141 for the last 8 payments, beginning in June 2012.  The loan accrues interest at LIBOR plus a margin which will be calculated considering a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage Ratio.

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

At December 31, 2010, the outstanding principal balance under the loan agreement with OFID and IFC was $75,000 and the aggregate net book value of the assets pledged was $62,600.

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

The Company’s assets and liabilities as of December 31, 2010 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Noncurrent assets: - Interest rate collar (included in other receivables)	-	642	-
Current liabilities: - Interest rate collar (included in other liabilities)	-	791	-
- Interest rate swap (included in other liabilities)	-	160	-
Noncurrent liabilities: - Interest rate collar (included in other liabilities)	-	567	-
- Interest rate swap (included in other liabilities)	-	129	-

The estimated fair value of the Company’s other financial assets and liabilities were as follows:

	At December 31,
	2010		2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
ASSETS

Cash and cash equivalents	$105,570	$105,570	$53,201	$53,201
Restricted cash (current and noncurrent portion)	2,844	2,844	2,839	2,839

LIABILITIES

Long term financial debt (current and non-current portion – Note 5)	$499,379	$502,136	$405,531	$366,184

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying value of cash and cash equivalents and restricted cash approximates fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements.  Generally, the carrying value of variable interest rate debt, approximates fair value.  It was not practicable to estimate the fair value of the Company’s investments in 50% owned companies because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.  Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

7.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

Assets and liabilities arising from outstanding derivative positions are included in the accompanying consolidated balance sheets as other receivables and other liabilities, as follows:

	At December 31, 2010
	Noncurrent other receivables	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$642	$791	$567
Interest rate swap (cash flow hedge)	-	160	129
	$642	$951	$696

	At December 31, 2009
	Current other receivables	Noncurrent other receivables	Current other liabilities
Derivatives designated as hedging instruments
Freight Forward Agreements (cash flow hedge)	$16,885	$-	$1,509
	$16,885	$-	$1,509

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

At December 31, 2010 there are no outstanding positions on FFAs.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As result of the sale of Princess Marisol and Princess Katherine described in note 3, FFA positions maturing between May and December 2010 were no longer probable of occurring and thus no longer qualified as effective cash flow hedges.  During the year ended December 31, 2010, the Company recorded an aggregate realized gain of $10,710, in connection with these FFA positions, which are reflected in the Company’s consolidated statements of operations as Other income (expenses) – gains on derivatives, net.

During the years ended December 31, 2010 and 2009, the Company received net cash settlements for its FFA positions totaling, $16,666 and $32,279, respectively.

During the year ended December 31, 2008 the Company paid net cash settlements for its FFA positions totaling $1,947.

During the year ended December 31, 2008, the Company recorded an aggregate realized income of $6,311 and paid cash settlements totaling $5,408, for the FFAs representing positions from January 2008 to March 2008 which were not designated as hedges for accounting purposes.

INTEREST RATE COLLAR AGREEMENT

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with International Finance Corporation (IFC) through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75,000 (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. This contract qualifies for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the consolidated financial statements. The fair value of this agreement equates to the amount that would be paid or received by the Company if the agreement were cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of December 31, 2010, the total notional amount of the interest rate collar is $75,000.

INTEREST RATE SWAP AGREEMENT

On December 16, 2010, through UP Offshore (Bahamas) Ltd., our holding subsidiary in the Offshore Supply Business, we entered into an interest rate swap transaction with Banco Security through which we expect to hedge our exposure to interest volatility under our financing with Banco Securtiy and DVB Bank SE from December 2010 to December 2018. The initial notional amount is $5,000 (subsequently adjusted in accordance with the amortization schedule under this financing) with UP Offshore (Bahamas) Ltd. paying a fixed interest rate of 3.67% and receiving a variable interest rate based on LIBOR on the notional amount. This contract qualifies for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the consolidated financial statements. The fair value of this agreement equates to the amount that would be paid or received by the Company if the agreement were cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of December 31, 2010, the total notional amount of the interest rate swap is $5,000.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OTHER DERIVATIVE INSTRUMENTS

Forward currency exchange contracts

From time to time the Company entered into and settled forward currency exchange contracts. These contracts were not designated as cash flow hedges and the changes in fair value were reflected in Other income (expenses) - gains on derivative, net.

At December 31, 2010 and 2009, there are no outstanding positions on forward currency exchange contracts.

During the year ended December 31, 2009 and 2008 the Company received and paid cash settlements totaling $2,638 and $66, respectively for these positions.

Gains on derivatives, net included in the accompanying consolidated statements of operations for the three years ended December 31, 2010 are as follows:

	For the years ended December 31,
	2010	2009	2008

FFA	$10,475	$-	$6,311
Forward currency exchange contracts	-	241	2,954
Other	(1)	-	(449)
	$10,474	$241	$8,816

8.	COMMITMENTS AND CONTINGENCIES

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

a)	UABL – Ciudad del Este Customs Authority

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

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue.  Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $500 and has applied a fine of 100% of this amount.  On November 24, 2006, the court confirmed that UABL were not liable for the first two issues.  The Company has entered a plea with the respective court contending the interpretation on the third issue under consideration where the Company claims to be equally non-liable.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Court decision. On September 22, 2010 the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan Undersecretary for Taxation.

For the year ended December 31, 2010 the Company recorded a charge totaling $1,294 for the full and final settlement of this claim.

In parallel with this ruling the Office of the Treasury Attorney has initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. We have been advised by UABL's counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines.

UABL Paraguay S.A. -  Paraguayan Customs Asunción

On April 7, 2009, the Paraguayan Customs in Asunción commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations (smuggling) due to lack of submission of import clearance documents in Paraguay for some bunkers purchased between January 9, 2007 and December 23, 2008 from YPF-Repsol S.A. in Argentina.  Since those bunkers were purchased for consumption on board pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats. We have been advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion; however those proceedings have been suspended. Customs Authorities have appraised the bunkers and determined the corresponding import tax and fine to be $2,000. On March 22, 2010 the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54.723.820 (approximately $12), and UABL Paraguay S.A. will be paying the fine with the aim to end these proceedings. In parallel with this ruling the denouncing parties in Ciudad del Este have submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. Our local counsel has recently advised that the Director of Customs in Asuncion decided to render null the ruling dated March 22, 2010 and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In a similar manner, on September 20, 2010 the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF-Repsol S.A. in Argentina.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

Oceanpar S.A. & UABL Paraguay S.A. - Paraguayan Ministry of Public Works

On July 22, 2009, we learned of an ongoing investigation in connection with the registration of barges and pushboats in Paraguay. We have learned that in April 2009, the Paraguayan Ministry of Public Works and Communications and the National Merchant Marine of Paraguay, submitted a complaint before the Public Prosecutor alleging that Oceanpar S.A. and UABL Paraguay S.A. used forged documents to obtain authorizations to flag 30 barges and to lease 252 barges, respectively. Without recognition of any liability and in order to simplify the process, it was decided to enter a plea for permanent suspension of the investigation subject to certain conditions being fulfilled. On October 5, 2009, the proceedings were suspended by the Court subject to complying with certain obligations within 1 year, including to regularize before the National Merchant Marine of Paraguay some administrative documentation corresponding to the vessels under investigation.  On October 11, 2010 the ruling court issued its final decision declaring the dismissal and extinction of the action. The ruling has been notified to all interested parties, the case is considered closed and concluded.

b)	Tax claim in Bolivia

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority ("Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización") issued a notice in the Bolivian press advising that UABL International S.A. would owe taxes to that authority. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5,800 (including interest and fines). On October 10, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned.

On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case.  On August 12, 2009, UABL International S.A. was served with a judgment of a Bolivian court ruling on certain taxes allegedly due by UABL International S.A. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The parties now await the decision by the court of appeals.

On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. had challenged the judge's decision to place the embargo, which has been under revision by a higher court since the lower court reconfirmed the embargo on November 15, 2008. The shares of UABL International S.A. have ceased to belong to our Company and we have been advised by our local counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c)	Lease obligations

The Company and its subsidiaries lease buildings for office spaces and a ship repair facility under various operating leases, which expire from 2011 to 2016 and which generally have renewal options at similar terms. Rental expense under continuing obligations for the three years ended December 31, 2010 was $1,048, $891 and $833, respectively. At December 31, 2010, obligations under the companies’ operating leases for office spaces and a ship repair facility with initial or remaining lease terms longer than one year were as follows:

Year ending December 31
2011	$ 1,083
2012	940
2013	803
Thereafter	664
Total	$ 3,490

On April 6, 2008 we entered into a three-year bareboat charter for an 11,299 dwt, 2006 built product tanker, the M/T Austral which was extended for minimum 35/ maximum 37 months commencing on December 1, 2010.  On March 25, 2009 we entered into a one-year bareboat charter for a 5,706 dwt, 2008 built product tanker, the M/T Mediator which was re-delivered to her owner on October 6, 2010. Under the outstanding contract, the minimum obligations for the three year subsequent to December 31, 2010 are $1,551 in each of 2011 and 2012 and $1,292 in 2013.  Rent expense for the three years ended December 31, 2010 was $4,940, $4,808 and $2,229, respectively.  When cash rental payments are not made on a straight–line basis, we recognize variable rental expense on a straight – line basis over the lease term.

d)	Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be received on time charter agreements of our seven PSVs in our Offshore Supply Business chartered in South America, which terms are longer than one year were as follows:

Year ending December 31
2011	$ 68,640
2012	62,728
2013	19,204
2014	10,698
2015	1,715
Total	$ 162,985

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The future minimum revenues, before reduction for brokerage commissions of four of our handy size-small product tanker vessels (one of them leased) and our tanker barge in our Ocean Business chartered in South America, expected to be received on time charter agreements, which terms are longer than one year were as follows:

Year ending December 31
2011	$ 27,836
2012	14,278
2013	5,870
Total	$ 47,984

Revenues from time charter agreements are generally not received when a vessel is off-hire, which includes time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The scheduled future minimum revenues should not be construed to reflect total shipping revenues for any of the periods.

e)	Other

At December 31, 2010, we employed several employees as crew on our vessels, land-based employees and shipyard workers.  These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew.  Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings.  In addition, we cannot assure that these agreements will prevent labor interruptions.  While we have had no significant labor interruption in the past we do not believe any labor interruptions will disrupt our operations and harm our financial performance.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

For the three years ended December 31, 2010, our subsidiaries did not derive any US source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

Income tax expense (benefit) from continuing operations (which includes TOMPI) is comprised of:

	For the years ended December 31,
	2010	2009	2008

Current	$4,529	$1,352	$1,293
Deferred	1,834	4,003	(5,466)
	$6,363	$5,355	$(4,173)

Ultrapetrol’s pre-tax income for the three years ended December 31, 2010 was taxed in foreign jurisdictions (principally Argentina, Brazil, Chile and Paraguay).

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of income tax expense (benefit) to taxes calculated based on the statutory tax rate is as follows:

	For the years ended December 31,
	2010	2009	2008
(Loss) income from continuing operations before income taxes	$1,958	$(32,442)	$61,026
Sources not subject to income tax	8,609	28,035	(61,663)
	10,567	(4,407)	(637)
Statutory tax rate	35%	35%	35%
Tax expense (benefit) at statutory tax rate	3,698	(1,542)	(223)
Rate differential	(306)	(442)	(547)
Increase in valuation allowance	1,215	446	-
Effects of foreign exchange changes related to our foreign subsidiaries	1,174	5,768	(5,094)
Others	582	1,125	1,691
Income tax expense (benefit)	$6,363	$5,355	$(4,173)

At December 31, 2010, Argentinean subsidiaries had a consolidated credit related to TOMPI of $3,522 ($53 current and $3,469 noncurrent) that expires from 2011 through 2020.  At December 31, 2010, Argentinean subsidiaries had accumulated benefit from tax loss carryforwards (“NOLs”) for a consolidated total of $4,299 that expire in 2012 through 2015.  The Company believes it is more likely than not that the Company’s subsidiaries NOLs and TOMPI credit, with exception of $1,096 of NOLs and $565 of TOMPI credit, will be utilized through the turnaround of existing temporary differences, future taxable income, tax strategies or a combination thereof.

During the year ended December 31, 2010, the Company increased a valuation allowance for NOLs and TOMPI credit of its Argentinean subsidiaries by $1,215 to $1,661.

At December 31, 2010, the Brazilian subsidiaries had benefit from NOLs for a consolidated total of $775 that do not expire but the usage is limited to 30% of the taxable income in any year.

The components of net deferred income tax liabilities included on the balance sheets were as follows:

	At December 31,
	2010	2009
Deferred income tax assets
Other, deferred income tax current assets	$153	$12
NOLs	5,074	3,642
TOMPI credit	3,469	2,672
Other	2,422	1,892
Total deferred income tax noncurrent assets	10,965	8,206
Valuation allowance of deferred income tax assets	(1,661)	(446)
Net deferred income tax noncurrent assets	9,304	7,760
Deferred income tax liabilities
Vessels and equipment, net	8,339	5,689
Intangible assets	391	472
Unrealized exchange differences	7,120	6,557
Other	292	315
Total deferred income tax noncurrent liabilities	16,142	13,033
Net deferred income tax liabilities	$(6,685)	$(5,261)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of January 1, 2010 and 2009, and for the years ended December 31, 2010 and 2009, the Company did not have any unrecognized tax positions.  In addition, the Company does not expect to hold unrecognized tax positions within the next twelve months.  Furthermore, the Company has elected to classify interest and penalties related to unrecognized tax positions, if and when required, as part of financial and operating expenses, respectively, in the consolidated statements of operations.  For the years ended December 31, 2010 and 2009, the Company has no accrued interest and penalties related to unrecognized tax positions.

10.	RELATED PARTY TRANSACTIONS

At December 31, 2010 and 2009, the balances of current receivables from related parties were $150 and $67, and balances of current payable to related parties were $190 and $59, respectively.

At December 31, 2010 and 2009 the balances of noncurrent receivables from related parties were as follows:

	At December 31,
	2010	2009
Puertos del Sur S.A. and O.T.S. (1)	$5,378	$5,003

(1)	Includes $2,280, which corresponds to a loan that accrues interest at a nominal interest rate of 7% per year, payable semi-annually.

Voyage expenses paid to related parties

For the three years ended December 31, 2010, the voyage expenses paid to related parties were as follows:

	For the years ended December 31,
	2010	2009	2008

Commercial commissions (1)	$1,101	$448	$302
Agency fees (2)	441	171	131
Total	$1,542	$619	$433

(1)	Commercial commissions

Pursuant to a commercial agreement signed between UP Offshore (Bahamas) Ltd. (our subsidiary in the Offshore Supply Business) and Comintra, a minority shareholder of this, the parties agreed that Comintra charges a 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd. on a consolidated basis beginning on June 25, 2003 and ending on June 25, 2013.

(2)	Agency fees

Pursuant to a commercial and an agency agreement with Ultrapetrol S.A., UABL S.A. and Ravenscroft, Shipping Services Argentina S.A. (formerly I. Shipping Service S.A.) and Navalia S.R.L. companies of the same control group as Inversiones Los Avellanos S.A., have agreed to perform the duties of port agent for us in Argentina.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Operations in OTS S.A.’s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to OTS S.A., a 50% owned company.

For the three years ended December 31, 2010, UABL Paraguay paid to OTS S.A. $991, $1,023 and $806, respectively, for this operation.

11.	SHARE CAPITAL

Common shares and shareholders

On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the “Original Shareholders”) signed a second amended and restated shareholders agreement.  The shares held directly by our Original Shareholders expressly are entitled to seven votes per share and all other holders of our common stock are entitled to one vote per share.  The special voting rights of the Original Shareholders are not transferable, unless to another Original Shareholder.

On July 15, 2010, Solimar Holdings Ltd. sold to Hazels (Bahamas) Investments Inc. both Original Shareholders and shareholders of the Company before of our initial public offering 2,977,690 shares of Ultrapetrol common stock.

At December 31, 2010, the outstanding common shares are 29,943,653 par value $.01 per share.

At December 31, 2010 our shareholders Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 4,735,517 and 3,128,568, respectively, which represent 15.8% and 10.4%, respectively.  The joint voting power for these shares represents 71.1% of the total voting power and is combined pursuant to an agreement between the Original Shareholders who have agreed to vote their respective shares together in all matters where a vote of Ultrapetrol (Bahamas) Limited’s shareholders is required.

On January 28, 2011 the shareholders of the Company at a Special General Meeting approved the issuance of up to 13,100,000 shares of common stock if and when holders of the Company's $80,000 7.25% Convertible Senior Notes due 2017 elect to convert their notes pursuant its term. The conversion rate of the Convertible Notes, which is subject to adjustment, shall not exceed 163.1321 shares of common stock per $1 principal amount.

Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008. The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

At December 31, 2010 the Company had repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Registration rights agreement

On September 21, 2006, prior to its initial public offering the Company entered into a registration rights agreement with Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd., its shareholders of record immediately prior to the initial public offering, pursuant to which the Company has granted them and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including any applicable lock-up agreements then in place, to require the Company to register under the Securities Act shares of its common stock held by them. Under the registration rights agreement, these persons will have the right to request the Company to register the sale of shares held by them on their behalf and may also require to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by shareholders or initiated by the Company.

12.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest and income taxes paid for the three years ended December 31, 2010, from continuing operations were as follows:

	For the years ended December 31,
	2010	2009	2008

Interest paid	$21,750	$21,983	$21,593
Income taxes paid	100	38	269

13.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

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

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), which are all currently employed in the Brazilian market.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ocean Business:  In our Ocean Business, we operate eight oceangoing vessels:  four product tankers (one of which is on lease to us), two container feeder vessel, one oceangoing tug and one tank barge under the trade name Ultrapetrol.  Our Handy size/small product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives on major trade routes around the globe.

All of the Company’s operating revenues were derived from its foreign operations.  The following represents the Company’s revenues attributed by geographical region in which services are provided to customers.

	For the years ended December 31,
	2010	2009	2008
Revenues (1)
− South America	$199,585	$127,378	$152,855
− Europe	19,923	69,546	111,108
− Asia	4,094	18,123	34,507
− Other	6,843	5,482	5,105
	$230,445	$220,529	$303,575
(1)	Classified by country of domicile of charterers.

The Company’s vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world.  In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate.  Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

The following represents the Company’s vessels and equipment based upon the assets’ physical location as of the end of each applicable period presented:

	At December 31,
	2010	2009
Vessels and equipment, net

− South America	$504,200	$397,986
− Europe	-	37,398
− Asia	104,225	97,874
− Other	4,271	38,220
	$612,696	$571,478

For the year ended December 31, 2010, 87% of the Company’s revenues are concentrated in South America and at December 31, 2010, 82% of the Company’s vessels and equipment are located in South America.  As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region.

Revenue by segment consists only of services provided to external customers, as reported in the consolidated statement of operations.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following schedule presents segment information about the Company’s operations for the year ended December 31, 2010:

	River Business	Offshore Supply Business	Ocean Business	Total

Revenues	$120,024	$54,283	$56,138	$230,445
Running and voyage expenses	80,702	29,637	40,583	150,922
Depreciation and amortization	17,248	7,178	9,945	34,371
Segment operating (loss) profit	10,244	10,611	(2,137)	18,718
Segment assets	351,388	245,865	104,334	701,587
Investments in affiliates and receivables from 50% owned companies	6,537	-	287	6,824
Loss from investment in affiliates	(322)	-	(19)	(341)
Additions to long-lived assets	67,942	7,141	30,164	105,247

The following schedule presents segment information about the Company’s operations for the year ended December 31, 2009:

	River Business	Offshore Supply Business	Ocean Business		Total

Revenues	$79,477	$35,419	$105,633		$220,529
Running and voyage expenses	65,851	21,341	53,415		140,607
Depreciation and amortization	13,904	5,903	21,945		41,752
Segment operating (loss) profit	(9,651)	930	(330	)(1)	(9,051)
Segment assets	249,760	238,368	173,305		661,433
Investments in affiliates and receivables from 50% owned companies	6,484	-	306		6,790
Income (Loss) from investment in affiliates	(48)	-	20		(28)
Additions to long-lived assets	38,817	43,566	7,712		90,095

(1)	Includes an impairment charge for Princess Marisol of $25,000.

The following schedule presents segment information about the Company’s operations for the year ended December 31, 2008:

	River Business	Offshore Supply Business	Ocean Business	Total

Revenues	$126,425	$43,907	$133,243	$303,575
Running and voyage expenses	103,794	18,621	42,061	164,476
Depreciation and amortization	12,602	4,879	21,139	38,620
Segment operating profit	2,736	14,896	64,964	82,596
Segment assets	260,980	201,285	236,015	698,280
Investments in affiliates and receivables from 50% owned companies	6,532	-	286	6,818
Loss from investment in affiliates	(268)	-	(174)	(442)
Additions to long-lived assets	83,810	46,194	5,872	135,876

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of total assets of the segments to amount included in the consolidated balance sheets were as follow:

	At December 31,
	2010	2009

Total assets for reportable segments	$701,587	$661,433
Other assets	16,640	18,300
Corporate cash and cash equivalents	105,570	53,201
Consolidated total assets	$823,797	$732,934
For the year ended December 31, 2010 revenues from one customer of Ultrapetrol Ocean and Offshore Supply Business represented $75,200 or 33% of the Company’s consolidated revenues and revenues from one customer of Ultrapetrol River Business represented $50,400 or 22% of the Company’s consolidated revenues.

For the year ended December 31, 2009 revenues from one customer of Ultrapetrol Ocean and Offshore Supply Business represented $41,400 or 19% of the Company’s consolidated revenues and revenues from one customer of Ultrapetrol River Business represented $24,000 or 11% of the Company’s consolidated revenues.

For the year ended December 31, 2008 revenues from one customer of Ultrapetrol Ocean Business represented $38,600 or 13% of the Company’s consolidated revenues, revenues from one customer of Ultrapetrol River Business represented $37,900 or 12% of the Company’s consolidated revenues and revenues from one customer of the Ultrapetrol Ocean and Offshore Supply Business represented $38,400 or 13% of the Company’s consolidated revenues.

14.	STOCK COMPENSATION

We have adopted the 2006 Stock Incentive Plan, or the 2006 Plan, dated July 20, 2006 which entitles certain of our officers, key employees and directors to receive restricted stock, stock appreciation rights, stock options, dividend equivalent rights, unrestricted stock, restricted stock units or performance shares. Under the 2006 Plan, a total of 5,000,000 shares of common stock have been reserved for issuance.  The 2006 Plan is administered by our Board of Directors.  Under the terms of the 2006 Plan, our Board of Directors is able to grant new options exercisable at a price per share to be determined by our Board of Directors.  Under the terms of the 2006 Plan, no options would be able to be exercised until at least one year after the closing of our IPO (October 18, 2006).  Any shares received on exercise of the options would not be able to be sold until one year after the date of the stock option grant.  All options will expire ten years from the date of grant.  The 2006 Plan expires ten years from the closing of our IPO.

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

In connection with the new consulting agreements, in 2009, the Company awarded a total of 329,375 shares of restricted common stock at no cost to three companies controlled by our chief executive officer, executive vice president and chief financial officer.  These shares are non-transferable until they vest, which occurs at the end of the three-year period.  During the vesting period, the shares have voting rights and cash dividends will be paid if declared.  The fair market value of each share on the grant date was $5.11.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2009, the Company granted a total of 329,375 shares of restricted common stock at no cost to three companies controlled by our chief executive officer, executive vice president and chief financial officer with performance periods of January 1, 2010 through December 31, 2010; January 1, 2011 through December 31, 2011; and January 1, 2012 to December 31, 2012.  At the end of each performance period, the number of shares of stock subject to the awards is determined by comparing the EBITDA achieved during the period to the EBITDA contained in the Company’s annual budget adjusted in accordance with the disinterested members of the Board of Directors if deemed necessary. These performance based stock awards are also subject to continued employment.

In connection with the consulting agreements signed in 2006, the Company awarded a total of 310,000 shares of restricted common stock at no cost to two companies, one of which is controlled by our chief executive officer and the other by our executive vice president, which were all vested on October 18, 2009.  The fair market value of each share on the grant date was $11.00.

On November 29, 2010, 12,689 shares were granted to a non-employee director.  These shares are non-transferable until they vest, which occurs in annual installments of 1,015, 5,837 and 5,837 shares on October 13, 2011, December 5, 2011 and 2012, respectively.  The fair market value of each share on the grant date was $6.83.

On December 5, 2009 the Company granted a total of 97,164 shares of restricted common stock at no cost to its non-employee directors.  These shares are non-transferable until they vest, which occurs over a three year period.  During the vesting period, the shares have voting rights and cash dividends will be paid if declared.  The fair market value of each share on the grant date was $4.92.

On December 5, 2006, the Company granted a total of 36,952 shares of restricted common stock at no cost to its non-employee directors which were all vested on December 5, 2009.  The fair market value of each share on the grant date was $12.99.

Activity with respect to restricted common stock is summarized as follows:

	For the years ended December 31,
	2010	2009	2008

Nonvested shares outstanding at January 1	755,914	115,652	231,302
Granted	12,689	755,914	-
Vested	(25,640)	(112,830)	(115,650)
Forfeited	(39,136)	(2,822)	-
Nonvested shares outstanding at December 31	703,827	755,914	115,652

Total stock based compensation expense as a result of all of these grants was $1,266 in 2010 ($576 related with the performance based restricted common stock), $1,163 in 2009 and $1,297 in 2008 and is recorded in the same line item as cash compensation.  The unrecognized compensation cost at December 31, 2010 was $2,353 and the weighted average remaining life for unrecognized compensation was 1.8 years. A portion of this expense is subject to achievement of the EBITDA for the performance based restricted common stock.

In addition, in 2006 the Company awarded to three companies, one of which is controlled by our chief executive officer, one by our executive vice president and the other by our chief financial officer, stock options to purchase a total of 348,750 shares of common stock at an exercise price of $11.00 per share.  These stock options vest ratably over a three-year period and expire ten years from the date of grant and are all vested on October 16, 2009.  The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There is no activity during 2010, 2009 and 2008 with respect to the Company’s stock options.

Outstanding options at December 31, 2010 had an aggregate intrinsic value less than the aggregate strike price for those options based on the market price of $6.43 per share at that date.  At December 31, 2010, 348,750 stock options are outstanding, with an exercise price of $11 per share and have a remaining contractual life of 5.8 years.

Total stock based compensation expense related to the stock options was $0 in 2010, $374 in 2009 and $481 in 2008 and is recorded in the same line items as cash compensation.

15.	DISCONTINUED OPERATIONS

During 2008, the Company decided to discontinue its operations in the Passenger Business.

Based on the cessation of the operations in the Passenger Business and the conditions in the cruise market the Company recorded an impairment charge on the Blue Monarch passenger vessel, which was available for sale, of $5,800, which was recorded in 2008.

On February 5, 2010, the Blue Monarch was sold and delivered to her new owner for $1,950, with no impact in earnings.

For all periods presented the Passenger Business operations have been reported as discontinued operations net of income taxes.

The impact of discontinued operations on net (loss) income per share of Ultrapetrol (Bahamas) Limited in all periods presented is disclosed in the consolidated statements of operations.

Discontinued operations, net of income taxes consist of the following:

	For the years ended December 31,
	2010	2009	2008

Revenues	$-	$-	$10,753
Running and voyage expenses	(365)	(1,252)	(17,600)
Depreciation and amortization	-	-	(3,751)
Other income (expenses), net	(150)	(879)	(5,850)

Loss from discontinued operations	$(515)	$(2,131)	$(16,448)

At December 31, 2010 and 2009, respectively, $ nil and $2,684, of assets of discontinued operations are included in Other current assets. At December 31, 2010 and 2009 there are no liabilities of discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180,000 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by Company’s subsidiaries directly involved in our Ocean and River Business.

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

Supplemental condensed consolidating financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below.  This information is prepared in accordance with the Company’s accounting policies.  This supplemental financial disclosure should be read in conjunction with the consolidated financial statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2010

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$279,377	$81,452	$16,887	$(377,566)	$150
Other current assets	42,887	31,024	88,934	-	162,845
Total current assets	322,264	112,476	105,821	(377,566)	162,995

Noncurrent assets
Vessels and equipment, net	-	189,590	424,109	(1,003)	612,696
Investment in affiliates	210,506	-	1,446	(210,506)	1,446
Other noncurrent assets	8,478	10,343	27,839	-	46,660
Total noncurrent assets	218,984	199,933	453,394	(211,509)	660,802
Total assets	$541,248	$312,409	$559,215	$(589,075)	$823,797

Current liabilities
Payables to related parties	$-	$109,242	$268,514	$(377,566)	$190
Current portion of long-term financial debt	15,000	-	12,586	-	27,586
Other current liabilities	2,785	17,554	16,562	-	36,901
Total current liabilities	17,785	126,796	297,662	(377,566)	64,677

Noncurrent liabilities
Long-term financial debt net of current portion	260,000	40,000	171,793	-	471,793
Other noncurrent liabilities	-	1,776	16,757	-	18,533
Total noncurrent liabilities	260,000	41,776	188,550	-	490,326
Total liabilities	277,785	168,572	486,212	(377,566)	555,003

Equity of Ultrapetrol (Bahamas) Limited	263,463	143,837	73,003	(216,840)	263,463
Noncontrolling interest	-	-	-	5,331	5,331
Total equity	263,463	143,837	73,003	(211,509)	268,794
Total liabilities and equity	$541,248	$312,409	$559,215	$(589,075)	$823,797

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$106,014	$133,015	$(8,584)	$230,445

Operating expenses	(8,332)	(89,245)	(122,676)	8,526	(211,727)
Operating profit (loss)	(8,332)	16,769	10,339	(58)	18,718

Investment in affiliates	8,153 (1)	-	(341)	(8,153)	(341)
Other income (expenses)	(5,192)	(1,197)	(10,030)	-	(16,419)
Income (loss) before income taxes	(5,371)	15,572	(32)	(8,211)	1,958

Income taxes	-	313	(6,676)	-	(6,363)
Income (loss) from continuing operations	(5,371)	15,885	(6,708)	(8,211)	(4,405)

Loss from discontinued operations	-	-	(515)	-	(515)
Net (loss) income	(5,371)	15,885	(7,223)	(8,211)	(4,920)

Net income attributable to noncontrolling interest	-	-	-	451	451
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(5,371)	$15,885	$(7,223)	$(8,662)	$(5,371)

(1)	Includes a loss of $ 515 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

(stated in thousands of U.S. dollars)

	Parent		Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-		$130,119	$95,447	$(5,037)	$220,529

Operating expenses	(8,710)		(93,615)	(132,234)	4,979	(229,580)
Operating profit (loss)	(8,710)		36,504	(36,787)	(58)	(9,051)

Investment in affiliates	(31,064	)(1)	-	(28)	31,064	(28)
Other income (expenses)	(64)		(15,792)	(7,507)	-	(23,363)
Income (loss) before income taxes	(39,838)		20,712	(44,322)	31,006	(32,442)

Income taxes	-		1,211	(6,566)	-	(5,355)
Income (loss) from continuing operations	(39,838)		21,923	(50,888)	31,006	(37,797)

Loss from discontinued operations	-		-	(2,131)	-	(2,131)
Net (loss) income	(39,838)		21,923	(53,019)	31,006	(39,928)

Net (loss) attributable to noncontrolling interest	-		-	-	(90)	(90)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(39,838)		$21,923	$(53,019)	$31,096	$(39,838)

(1)	Includes a loss of $2,131 related to discontinued operations.

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$184,048	$119,984	$(457)	$303,575

Operating expenses	(9,494)	(112,460)	(99,423)	398	(220,979)
Operating profit (loss)	(9,494)	71,588	20,561	(59)	82,596

Investment in affiliates	59,645 (1)	-	(442)	(59,645)	(442)
Other income (expenses)	(2,628)	(13,324)	(5,176)	-	(21,128)
Income (loss) before income taxes	47,523	58,264	14,943	(59,704)	61,026

Income taxes	-	646	3,527	-	4,173
Income (loss) from continuing operations	47,523	58,910	18,470	(59,704)	65,199

Loss from discontinued operations	-	-	(16,448)	-	(16,448)
Net income	47,523	58,910	2,022	(59,704)	48,751

Net income attributable to noncontrolling interest	-	-	-	1,228	1,228
Net income attributable to Ultrapetrol (Bahamas) Limited	$47,523	$58,910	$2,022	$(60,932)	$47,523

(1)	Includes a loss of $ 16,448 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2010

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net (loss) income	$(4,920)	$13,169	$5,307	$(18,476)	$(4,920)
Loss from discontinued operations	-	-	515	-	515
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations	(1,601)	(2,539)	10,913	18,476	25,249
Net cash (used in) provided by operating activities from continuing operations	(6,521)	10,630	16,735	-	20,844
Net cash provided by operating activities from discontinued operations	-	-	(1,950)	-	(1,950)
Net cash (used in) provided by operating activities	(6,521)	10,630	14,785	-	18,894

Intercompany sources	(60,822)	(16,189)	-	77,011	-
Non-subsidiary sources	-	(3,850)	(52,239)	-	(56,089)
Net cash (used in) investing activities from continuing operations	(60,822)	(20,039)	(52,239)	77,011	(56,089)
Net cash provided by investing activities from discontinued operations	-	-	1,950	-	1,950
Net cash (used in) investing activities	(60,822)	(20,039)	(50,289)	77,011	(54,139)

Intercompany sources	-	-	77,011	(77,011)	-
Non-subsidiary sources	75,281	-	12,333	-	87,614
Net cash (used in) provided by financing activities from continuing operations	75,281	-	89,344	(77,011)	87,614
Net (decrease) increase in cash and cash equivalents	$7,938	$(9,409)	$53,840	$-	$52,369

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

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

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

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

Pushboat acquisitions

On February 4, 8 and 24, 2011, we purchased three pushboats, for a total aggregate purchase price of $2,900, which were delivered to us in March 2011.

PSVs in India

On February 20, 2011 we paid $4,400 corresponding to the third installment under the building contract of one of our PSVs under construction in India.

Barge sale

On February 2, 2011, we entered into a contract for the sale of six dry cargo barges, which are to be constructed at our yard at Punta Alvear and delivered to the buyer over a 3 month period commencing March 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:

We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Ultrapetrol (Bahamas) Limited’s internal control over financial reporting at December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2011 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 14, 2011

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:

We have audited Ultrapetrol (Bahamas) Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ultrapetrol (Bahamas) Limited’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Ultrapetrol (Bahamas) Limited maintained, in all material respects, effective internal control over financial reporting at December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Ultrapetrol (Bahamas) Limited and its subsidiaries at December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010 of Ultrapetrol (Bahamas) Limited and its subsidiaries and our report dated March 14, 2011 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 14, 2011

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

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

7	Statement of Ratio of Earning to Fixed Charges
8.1	Subsidiaries of Ultrapetrol (Bahamas) Limited ++
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
____________________
*	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed April 18, 2007 (Reg. No. 333-141485).

**	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed September 26, 2006 (Reg. No. 333-132856).

***	Incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol Bahamas) Limited filed January 24, 2005 (Reg. No. 333-122254).

****	Incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856).

+	Incorporated by reference to the Company's Report on Form 6-K submitted on February 18, 2010.

++	Incorporated by reference to the Company's Form 20-F filed March 13, 2008.

SK 02351 0010 1179598

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on  Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ULTRAPETROL (BAHAMAS) LIMITED

By: /s/ Felipe Menendez Ross
Name: Felipe Menendez Ross
Title:  Chief Executive Officer, President and Director

March 14, 2011