Form 20-F
period 2011-12-31
ULTRAPETROL BAHAMAS LTD
filed 2012-03-15
CIK 1062781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to ___________ to __________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: N/A

Commission file number 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)
COMMONWEALTH OF THE BAHAMAS
(Jurisdiction of incorporation or organization)

Ultrapetrol (Bahamas) Limited
H & J Corporate Services Ltd.
Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive offices)

Leonard J. Hoskinson. Tel.: 1 (242) 364-4755. E-mail: lhoskinson@ultrapetrol.net. Address: Ocean Centre,
Montagu Foreshore, East Bay St.,
P.O. Box SS-19084, Nassau, Bahamas.
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $0.01 par value	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    9% First Preferred Ship Mortgage Notes due 2014

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, $0.01 par value	30,011,628 Common Shares Outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [_]	No [X]

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

Item 17 [_]   Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [_]    No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [_]    No [_]

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this report in the section titled "Risk Factors" in Item 3.D of this report. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	future operating or financial results;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	general market conditions and trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	our ability to obtain additional financing or amend existing facilities;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

•	our dependence upon the abilities and efforts of our management team;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•	the highly competitive nature of the ocean-going transportation industry;

•	the loss of one or more key customers;

•	fluctuations in foreign exchange rates and inflation in the economies of the countries in which we operate, including wage inflation as a result of trade union negotiations;

•	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs;

•	failure to pay resulting in default by one or more of our counterparts in derivative instruments;

•	potential liability from future litigation; and

•	other factors discussed in the section titled "Risk Factors" in Item 3.D of this report.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 – KEY INFORMATION

  A.           SELECTED FINANCIAL DATA

The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited, or the Company, is for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 and has been derived from the Company's Financial Statements. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

Year Ended December 31,
2011	2010	2009	2008	2007
(Dollars in thousands)
Statement of Operations Data:
Revenues	$304,482	$230,445	$220,529	$303,575	$193,807
Operating and manufacturing expenses (1)	(224,607)	(150,922)	(140,607)	(164,476)	(104,507)
Depreciation and amortization	(39,144)	(34,371)	(41,752)	(38,620)	(30,268)
Loss on write- down of vessels	--	--	(25,000)	--	--
Administrative and commercial expenses	(29,604)	(27,051)	(25,065)	(24,396)	(20,355)
Other operating income, net	8,257	617	2,844	6,513	10,944
Operating profit (loss)	19,384	18,718	(9,051)	82,596	49,621

Financial expense and foreign currency (losses) gains, net	(37,978)	(26,417)	(23,237)	(30,542)	(20,440)
Financial income	332	399	340	1,156	2,916
(Loss) gain on derivatives, net	(16)	10,474	241	8,816	(17,801)
Investments in affiliates	(1,073)	(341)	(28)	(442)	(28)
Other, net	(621)	(875)	(707)	(558)	(339)

(Loss) Income from continuing operations before income taxes	(19,972)	1,958	(32,442)	61,026	13,929
Income taxes benefit (expense)	1,737	(6,363)	(5,355)	4,173	(4,832)

(Loss) Income from continuing operations	$(18,235)	$(4,405)	$(37,797)	$65,199	$9,097
(Loss) from discontinued operations (2)	$--	$(515)	$(2,131)	$(16,448)	$(3,917)
Net (Loss) Income	$(18,235)	$(4,920)	$(39,928)	$48,751	$5,180

Net Income (loss) attributable to non-controlling interest	570	451	(90)	1,228	739

Year Ended December 31,
2011	2010	2009	2008	2007
(Dollars in thousands)

Net (Loss) Income attributable to Ultrapetrol (Bahamas) Limited	(18,805)	(5,371)	(39,838)	47,523	4,441
Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) Income from continuing operations	(18,805)	(4,856)	(37,707)	63,971	8,358
(Loss) from discontinued operations	--	(515)	(2,131)	(16,448)	(3,917)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(18,805)	(5,371)	(39,838)	47,523	4,441
Basic and diluted (loss) income per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$(0.64)	$(0.16)	$(1.28)	$1.99	$0.26
From discontinued operations	$--	$(0.02)	$(0.07)	$(0.51)	$(0.12)
	$(0.64)	$(0.18)	$(1.35)	$1.48	$0.14
Basic weighted average number of shares	29,547,365	29,525,025	29,426,429	32,114,199	31,596,346
Diluted weighted average number of shares	29,547,365	29,525,025	29,426,429	32,213,741	31,923,350

Balance Sheet Data (end of period):
Cash and cash equivalents	$34,096	$105,570	$53,201	$105,859	$64,262
Restricted cash - current	6,819	1,661	1,658	2,478	--
Working capital (3)	32,245	98,318	68,352	135,746	64,768
Vessels and equipment, net	671,445	612,696	571,478	552,683	452,544
Total assets	830,287	823,797	732,934	825,059	622,160
Total debt (4)	517,762	501,657	407,539	415,507	334,514
Ultrapetrol (Bahamas) Limited stockholders' equity	244,297	263,463	283,703	371,889	253,142
Non-controlling interest	5,874	5,331	4,880	4,970	3,742
Total equity	250,171	268,794	288,583	376,859	256,884

Statement of Cash Flow Data:
Total cash flows provided by operating activities	14,757	18,894	38,716	71,257	41,900
Total cash flows used in investing activities	(97,863)	(54,139)	(83,598)	(87,991)	(200,648)
Total cash flows provided by (used in) financing activities	11,632	87,614	(7,776)	58,331	202,362
Consolidated EBITDA as defined in the Notes due 2014 (5)	$54,028	$39,296	$56,445	$116,859	$64,968
Adjusted Consolidated EBITDA (5)	$54,028	$61,293	$57,129	$116,859	$64,968

(1)
Operating and manufacturing expenses are voyage expenses and running costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Manufacturing expenses, which are incurred when a constructed river barge is sold, is comprised of steel cost, which is the largest component of our raw materials and the cost of labor. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums, lubricants and certain drydocking costs.

(2)	Net of income tax effect.

(3)	Current assets less current liabilities.

(4)	Includes accrued interest.

(5)	The following table reconciles our EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA to our cash flows from operating activities:

Year Ended December 31,

2011	2010	2009	2008	2007
(Dollars in thousands)

Net cash provided by operating activities from continuing operations	$14,772	$20,844	$38,679	$79,902	$40,451
Net cash (used in) provided by operating activities from discontinued operations	(15)	(1,950)	37	(8,645)	1,449
Total cash flows from operating activities	14,757	18,894	38,716	71,257	41,900
Plus
Adjustments from continuing operations
Increase / Decrease in operating assets and liabilities	7,748	(6,974)	(14,052)	15,415	6,354
Expenditure for drydocking	3,478	8,204	5,242	3,105	2,724
Income taxes (benefit) expense	(1,737)	6,363	5,355	(4,173)	4,832
Financial expenses	35,426	25,925	24,248	25,128	20,440
(Losses) Gains on derivatives, net	(16)	10,474	241	8,816	(17,801)
Gain on disposal of assets	--	724	1,415	--	10,282
Adjustment attributable to UP Offshore declassification (1)	--	(21,997)	(684)	--	--
Net loss (income) attributable to non-controlling interest	(570)	(451)	90	(1,228)	(739)
Other adjustments	(5,073)	(3,306)	(2,570)	(3,419)	(2,645)

Adjustments from discontinued operations
Increase / Decrease in operating assets and liabilities	15	1,435	(1,566)	1,457	(2,114)
Expenditure for drydocking	--	--	--	289	2,124
Other adjustments	--	5	10	212	(389)

EBITDA as defined in the Notes due 2014 from continuing operations	$54,028	$39,806	$57,964	$123,546	$63,898
EBITDA as defined in the Notes due 2014 from discontinued operations	$--	$(510)	$(1,519)	$(6,687)	$1,070
Consolidated EBITDA as defined in the Notes due 2014	$54,028	$39,296	$56,445	$116,859	$64,968

Plus
Adjustment attributable to UP Offshore declassification (1)	$--	$21,997	$684	$--	$--
Adjusted Consolidated EBITDA	$54,028	$61,293	$57,129	$116,859	$64,968

(1)
As of September 30, 2009, our board of directors declassified UP Offshore Bahamas as a restricted subsidiary under the terms of the indenture governing the Notes due 2014. Subsequently, on December 3, 2010, UP Offshore Bahamas was reclassified as a restricted subsidiary under the terms of that indenture.

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

 EBITDA as defined in the Notes due 2014 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-downs of vessels). The calculation of EBITDA as defined in the Notes due 2014 excludes from all items those amounts corresponding to unrestricted subsidiaries under the indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014, or the Indenture, from the time of designation as such. We have provided EBITDA as defined in the Notes due 2014 in this report because we use it to and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. Adjusted Consolidated EBITDA in this filing represents EBITDA as defined in the Notes due 2014 plus EBITDA corresponding to unrestricted subsidiaries designated as such under the terms of the Indenture. We do not intend for EBITDA as defined in the Notes due 2014 nor Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. The foregoing definitions of EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA may differ from other definitions of EBITDA or Consolidated EBITDA used in the financial covenants of our other credit facilities as further described under "Description of Credit Facilities and other Indebtedness" elsewhere in this annual report on Form 20-F. These definitions of EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA are available for management's discretionary use. Both EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

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
•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•
EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect the amortization of drydocking, or the cash requirements necessary to fund the scheduled dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future and EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA do not reflect any cash requirements for such replacements; and

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

The international shipping industry is both cyclical and volatile in terms of charter rates and profitability. Charter rates are still relatively low compared to the rates achieved in the years preceding the global financial crisis. These factors may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters and any renewal or replacement charters that we enter into may not generate revenue sufficient to allow us to operate our vessels profitably.

After reaching highs during the summer of 2008, charter rates for product tankers fell thereafter. While the rates have improved somewhat, they remain significantly below those high levels. The decline in charter rates is due to various factors, including a surplus in the supply of vessels, the significant fall in demand for petroleum products, the consequent rising inventories of petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining. The global financial crisis and associated contraction in oil demand may adversely affect the rates payable in respect of our product tankers or our ability to sell a product tanker we own on the expiration or termination of its employment.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for cargo capacity and changes in the supply and demand for petroleum and petroleum products as well as that of other cargo transported by vessels. The factors affecting the supply and demand for vessels are outside of our control and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for vessel capacity include:

•	supply and demand for petroleum and petroleum products, iron ore, coal and grains as well as other cargo transported by vessels;

•	regional availability of refining capacity in the case of petroleum and petroleum products or crushing or manufacturing with respect to other cargo transported by other vessels;

•	global and regional economic and political conditions;

•	actions taken by OPEC and major oil producers and refiners;
•	the distance cargo transported by vessels is to be moved by marine transportation;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather and climate conditions;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of shipping capacity include:

•	current and expected new buildings of vessels;
•	shipbuilding capacity and the prices charged for new shipbuilding contracts;
•	the number and carrying capacity of newbuilding deliveries;

•	the scrapping rate of existing vessels;

•	the conversion of vessels to other uses;

•	the price of steel;

•	slow steaming;
•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

Historically, the shipping markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for vessel capacity. The global economic crisis may further reduce demand for transportation of cargo over longer distances and supply of vessels to carry cargo, which may materially affect our revenues, profitability and cash flows. If charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably.

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

We derive most of our River Business revenues from transporting soybeans and other agricultural and mineral products produced in the Hidrovia Region, as well as petroleum products consumed in the region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of agricultural products, which would likely result in a reduction in demand for our services. Drought conditions have affected the production of agricultural products during several years like 2005, 2006 and 2009. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers, as was the case in the High Paraguay River during the fourth quarters of 2007, 2008, 2009, 2010 and 2011.

The rates we charge and the quantity of freight we transport in our River Business can also be affected by:

•	demand for the goods we ship in our barges;

•	adverse river conditions, such as flooding, that slow or stop river traffic or reduce the quantity of cargo that we can carry in each barge;
•	navigational incidents involving our equipment resulting in disruptions of our programs;

•	any incidents or operational disruptions to ports, terminals or bridges along the rivers on which we operate;

•	changes in the quantity or capacity of barges available for river transport through the entrance of new competitors or expansion of operations by existing competitors;

•	disruption in the production of iron ore at the mines or lack of transportation to ports of loading;
•	the availability of transfer stations and cargo terminals for loading of cargo on and off barges;

•	the ability of buyers of commodities to open letters of credit and generally the ability of obtaining trade financing on reasonable terms or at all;
•	the availability and price of alternative means of transporting goods out of the Hidrovia Region;

•	As our vessels age they will have off hire periods which reduce their efficiency and eventually they will be retired.

A prolonged drought or other series of events that is perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or our River Business in general may, in the short term, result in a reduction in the market value of the barges and pushboats that we operate in the region. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate our barges and pushboats profitably in the Hidrovia Region and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels and accordingly we may be forced to sell them at a substantial loss.

Changes in rules and regulations with respect to cabotage or their interpretation in the markets in which we operate may have an adverse effect on our results of operations.

In most of the markets in which we currently operate we engage in cabotage or regional trades that have restrictive rules and regulations on a region by region basis. Our operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Brazilian cabotage for Brazilian-flagged vessels, such as some of our Platform Supply Vessels, or PSV. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on our cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of our vessels in those trades) or less restrictive (which could result in increased competition in these markets).

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

The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors. A prolonged, material downturn in oil and natural gas prices is likely to cause a substantial decline in expenditures for exploration, development and production activity, which would likely result in a corresponding decline in the demand for PSVs and thus decrease the utilization and charter rates of our PSVs. An increase in the order book for new tonnage beyond the growth of demand could result in a decline of the charter rates paid for PSVs in the market. Such decreases in demand or increases in supply could have an adverse effect on our financial condition and results of operations. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies may not result in increased demand for our PSVs. The factors affecting the supply and demand for PSVs are outside of our control and the nature, timing and degree of changes in industry conditions are unpredictable. If the PSV market is in a period of weakness when our vessels' charters expire, or when new vessels are delivered, we may be forced to re-charter or charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.

Some of the factors that influence the supply and demand for our PSVs include:

•	worldwide demand for oil and natural gas;

•	prevailing oil and natural gas prices and expectations about future prices and price volatility;

•	the cost of offshore exploration for and production and transportation of, oil and natural gas;

•	consolidation of oil and gas service companies operating offshore;

•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;

•	local and international political and economic conditions and policies;

•	technological advances affecting energy production and consumption;

•	weather conditions;

•	environmental regulation;

•	volatility in oil and gas exploration, development and production activity;

•	the number of newbuilding deliveries; and

•	deployment of additional PSVs to areas in which we operate.

Changes in the petroleum products markets could result in decreased demand for our product tankers and related services.

Demand for our product tankers and services in transporting petroleum products will depend upon world and regional petroleum products markets. Any decrease in shipments of petroleum products in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of petroleum products, including competition from alternative energy sources. In the long-term it is possible that petroleum products demand may be reduced by an increased reliance on alternative energy sources, by a drive for increased efficiency in the use of petroleum products as a result of environmental concerns, or by high oil prices. Higher prices and/or a recession affecting the U.S. and or world economies may result in protracted reduced consumption of petroleum products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our vessels and our reputation are at risk of being damaged due to operational hazards that may lead to unexpected consequences, which may adversely affect our earnings.

Our vessels and their cargos are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, structural failures, human error, war, terrorism, piracy and other circumstances or events. All of these hazards can also result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates or loss of insurance cover, damage to our customer relationships that could limit our ability to successfully compete for charters, delay or rerouting, each of which could adversely affect our business. Further, if one of our vessels were involved in an incident with the potential risk of environmental pollution, the resulting media coverage could adversely affect our business.

If our vessels suffer damage, they may need to be repaired. The costs of repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance does not cover in full. The loss of revenue while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, available repair facilities are sometimes limited as we have geographical limitations due to the trading patterns of our fleet. The same situation applies to scheduled drydocks. We may be unable to find space at a suitable repair or drydock facility or we may be forced to travel to a repair or drydock facility that is not conveniently located near our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant docking facilities would decrease our earnings. Further, if due to delays in repairing our vessels, some of our clients decide to cancel their contracts of employment with our vessels, we may lose such vessels' employment and may not be able to re-charter them profitably, or at all.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Sea and in the Gulf of Aden off the coast of Somalia. Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008 through 2011 the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with all ocean-going vessels vulnerable to such attacks. In 2011, according to the International Maritime Bureau, commercial shipping in the area was subjected to 439 individual pirate attacks of which 275 attacks took place off Somalia on the east coast and in the Gulf of Guinea on the west coast of Africa. In addition, 45 ships were hijacked resulting in the kidnapping of 802 crew members. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones or as Joint War Committee "war and strikes" listed , premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents or similar incidents on board third party vessels managed by us, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

Although no vessels managed by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, including Cuba, Iran, Sudan and Syria, in the future, on instructions from their charterers vessels managed by us may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities and such sanctions and embargo laws and regulations may be amended over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we may do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and their surrounding countries.

A renewed contraction or worsening of the global credit markets and the resulting volatility in the financial markets could have a material adverse effect on our business, results of operations and financial condition.

Since 2007, a number of major financial institutions have experienced serious financial difficulties and in some cases, have entered into bankruptcy proceedings or are subject to regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels and their related earnings and the general health of bank's individual loan portfolios. The current availability of ship finance remains significantly below its peak. As the shipping industry has been highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline. If we are unable to obtain additional credit or draw down upon existing borrowing capacity, it may negatively impact our ability to fund current and future obligations. These outcomes could have a material adverse impact on our business, results of operations, financial condition, ability to grow and cash flows, that could cause the market price of our common shares to decline.

If emergency governmental measures are implemented in response to any economic downturn, that could have a material adverse impact on our results of operations, financial condition and cash flows.

Since 2008, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity. The governments around the world have taken significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 in the United States and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may effect permanent changes in law or interpretations of existing laws. We cannot predict what, if any, such measures would be, but changes to securities, tax, environmental, or the laws of regulations, could have a material adverse effect on our results of operations, financial condition or cash flows.

If economic conditions throughout the world do not improve, it will impede our operations.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the SEC, and other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations and may cause the price of our common stock to decline.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. While the growth rate of China's GDP increased for the year ended December 31, 2010, as compared to the year ended December 31, 2009, the Chinese GDP growth rate remains below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospectus, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and otherwise negatively impact our business

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or at all or operate our vessels profitably; and

•	the market value of our vessels could decrease, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Because the fair market value of vessels fluctuates significantly, we may incur losses when we sell vessels or as a consequence of their book value failing to meet an impairment test resulting in a non-cash write-off.

Vessel values have historically been very volatile. The market value of our vessels may fluctuate significantly in the future and we may incur losses when we sell vessels or as a consequence of their book value failing to meet an impairment test resulting in a non-cash write-off, which would adversely affect our earnings. Some of the factors that affect the fair market value of vessels, all of which are beyond our control, are:

•	general economic, political and market conditions affecting the shipping industry;

•	number of vessels of similar type and size currently on the market for sale;

•	the viability of other modes of transportation that compete with our vessels;

•	cost and number of newbuildings scheduled for delivery and level of vessels scrapped;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	technological advances that can render our vessels inferior or obsolete.

Compliance with safety, environmental, governmental and other requirements may be very costly and may adversely affect our business.

The shipping industry is subject to extensive and changing international conventions and treaties, national, state and local environmental and operational safety laws and regulations in force in international waters and the jurisdictional waters of the countries in which the vessels operate, as well as in the country or countries in which such vessels are registered. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, and the International Ship and Port Facility Security Code. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to the management and disposal of hazardous materials and wastes, the cleanup of oil spills and other contamination, air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the drilling activity, offshore and shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Many of these environmental requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

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

In the United States, OPA provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200 nautical mile zone off the U.S. coast. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. Liability limits provided for under OPA may be updated from time to time. OPA also permits states to set their own penalty limits, provided they accept, at a minimum, the levels of liability established under OPA, and some states have enacted legislation providing for unlimited liability for oil spills. The IMO has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct. The IMO and the European Union, or EU, also have adopted separate phase-out schedules applicable to non-double hull tankers operating in international and EU waters. These regulatory programs may require us to introduce modifications or changes to tank configuration to meet the EU double hull standards for our vessels or otherwise remove them from operation.

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

The U.S., E.U. and IMO, among others, have adopted standards applicable to emissions of volatile organic compounds and other air contaminants. For example, the EPA and the state of California have each proposed stringent regulations of air emissions from ocean-going vessels. Since July 1, 2009, the State of California requires that both U.S. and foreign flagged vessels, subject to specified exceptions, use reduced sulphur content fuel of 1.5% for marine gas oil or 0.5% for diesel oil when operating within 24 nautical miles of California's coastline. By August 1, 2012, only marine gas oil with a sulfur content of no more than 1% or marine diesel oil with a sulfur content of no more than 5% will be allowed. By January 1, 2014, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed.

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

The oceangoing cargo transportation industry is highly competitive and we may not be able to compete successfully for charters with new entrants or established companies with greater resources or newer ships.

We employ our vessels in highly competitive markets. In our Offshore Supply Business, we compete with companies that operate PSVs, such as GulfMark, Maersk, Seacor, Tidewater, Bram Offshore, CBO, Wilson Sons and Brasmar. Some of these competitors are significantly larger than we are and have significantly greater resources than we do. This may enable these competitors to offer their customers lower prices, higher quality service and greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers. Further, some of these competitors, such as Transpetro, are affiliated with or owned by the governments of certain countries and may receive government aid or legally imposed preferences or other assistance, that may not be available to us.

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

The hull and machinery of our offshore supply fleet and ocean fleet and certain vessels in our river fleet are classed by classification societies. The classification society certifies that a vessel is in class and may also issue the vessel's safety certification in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our classed vessels are currently enrolled with classification societies that are members of the International Association of Classification Societies.

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

If a vessel does not maintain its class, that vessel will, in practical terms, be unable to trade and will be unemployable, which would negatively impact our revenues and could cause us to be in violation of certain covenants in our loan agreements and/or our insurance policies.

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

Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the world community to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world markets and may affect our business, results of operations and financial condition. Conflicts elsewhere in the world may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further instability in the global markets. In addition, future terrorist attacks could result in an economic recession affecting the United States or the entire world. The effects of terrorism on financial markets could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Terrorist attacks have, in the past, targeted shipping interests, including ports or vessels. For example in October 2002, there was a terrorist attack on the VLCC Limburg, a vessel not related to us. Any future attack in the markets we serve may negatively affect our operations or demand for our services and such attacks may also directly impact our vessels or our customers. Further, insurance may not cover our loss or liability for terrorist attacks on our vessels or cargo either fully or at all. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Company Specific Risk Factors

We are an international company that is exposed to the risks of doing business in many different and often less developed and emerging market countries.

We are an international company and conduct almost all of our operations outside of the United States and we expect to continue doing so for the foreseeable future. Some of these operations occur in countries that are less developed and stable than the United States, such as (but not limited to) Argentina, Brazil, Chile, Paraguay, and Uruguay. Some of the risks we are exposed to by operating in these countries include among others:

•	political and economic instability, changing economic policies and conditions and war and civil disturbances;

•	recessions in economies of countries in which we have business operations;

•	foreign exchange rate variances could have non-cash impacts on the deferred income tax position related to U.S. dollar-denominated debt as well as on the tax position of our foreign subsidiaries;

•
the imposition of additional withholding taxes or other taxes on our foreign income, tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;

•	the imposition of executive and judicial decisions upon our vessels by the different governmental authorities associated with some of these countries;

•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements or changes in local cabotage rules and regulations;

•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;

•	difficulties and costs of staffing and managing our foreign operations; and

•	acts of piracy, kidnapping or terrorism.

These risks may result in unforeseen harm to our business and financial condition. Also, some of our customers are headquartered in South America and a general decline in the economies of South America, or the instability of certain countries and economies, could adversely affect that part of our business.

Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success in international markets depends, in part, upon our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies, which will be effective in each location where we do business. Further, the occurrence of any of the foregoing factors may have a material adverse effect on our business and results of operations.

We may have to employ temporarily part of our fleet on spot charters and any prolonged continuation of low spot charter rates in the future may adversely affect our earnings.

We may employ our ocean and offshore vessels in the spot charter market and we may acquire additional vessels in the future that we may employ in the spot charter market. As a result, we may be exposed to the cyclicality and volatility of the spot charter market. Charter rates for ocean and offshore vessels in the spot charter market have had prolonged periods of depression in the past and may have so in the future. In addition, both ocean and offshore vessels trading in the spot charter market may experience substantial off-hire time.

The spot charter market for ocean and offshore vessels may fluctuate significantly and any significant fluctuations in charter rates will result in significant fluctuations in the utilization of our ocean and offshore vessels and our profitability. The successful operation of our vessels in the highly competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile and in the past, there have been periods when spot or current market time charter rates have declined below the operating cost of vessels. In the event we are unable to find suitable employment for a vessel at economically viable charter rates, management may opt to lay up the vessel until such time that rates become attractive again. During the period of lay up, such vessel will continue to incur expenditure such as insurance, reduced crew wages and maintenance costs. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

An increase in operating costs would decrease earnings and available cash.

Vessel operating costs include the costs of crew, provisions, deck and engine stores, lubricants, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance enhanced security measures implemented after September 11, 2001, have been increasing. In buoyant or cabotage markets, we may experience increases in crewing costs due to lack of qualified crew. Such scarcity of qualified crewmembers may be prolonged in time, affecting our results of operations. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these vessel operating expenses would decrease earnings and available cash.

In addition, unlike under time charters where we are responsible only for vessel operating expenses but not voyage costs, under spot charter agreements and the employment of our container feeder vessels, we are responsible for both voyage costs and vessel operating costs. Voyage costs include the costs of bunkers, port expenses and brokerage commissions paid by us to third parties. An increase in such voyage costs, or an increased reliance on spot charters which thereby increase our exposure to voyage costs, would adversely affect our earnings and available cash.

In our shipyard an increase in operational costs may impact the cost of each barge produced for our fleet and may affect the profitability of selling barges to third parties.

We may not be able to grow our business or effectively manage our growth.

A principal focus of our strategy is to continue to grow, in part by increasing the number of vessels in our fleet. The rate and success of any future growth will depend upon factors which may be beyond our control, including our ability to:

•	identify attractive businesses for acquisitions or joint ventures;

•	identify vessels for acquisitions;

•	integrate any acquired businesses or vessels successfully with our existing operations;

•	hire, train and retain qualified personnel to manage and operate our growing business and fleet;

•	identify new markets;

•	expand our customer base;

•	improve our operating and financial systems and controls; and

•	obtain required financing or re-financing for our existing and new operations.

We may not be successful in executing our growth plans and could incur significant expenses and losses in connection therewith.

We may discontinue one or more lines of business for commercial or strategic reasons. The redeployment of the capital invested in any discontinued line of business may take time, resulting in reduced earnings during such period and/or delay to our overall growth.

We may start a new line of business or a new activity within an existing line of business and may incur losses to start up the new service.

Furthermore, because the volume of cargo we ship in our River Business during a normal crop year is at or near the capacity of our barges during the peak season, our ability to increase volumes shipped in our River Business is limited by our ability to increase our barge fleet's carrying capacity, either through the building of barges in our own yard, purchasing additional barges, providing faster transit times, or increasing the size of our existing barges and the number of barges in our convoys.

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

In addition, some of our subsidiaries' credit facilities require that our subsidiaries maintain specified financial ratios and satisfy financial covenants and debt-to-asset and similar ratios. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives in order to meet these ratios and satisfy these covenants. Events beyond our control, including changes in the economic and business conditions in the markets in which our subsidiaries operate, may affect their ability to comply with these covenants. We cannot assure you that our subsidiaries will meet these ratios or satisfy these covenants or that our subsidiaries' lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our subsidiaries' credit facilities could result in a default under them.

If a default occurs under our credit facilities or those of our subsidiaries, the lenders could elect to declare such debt, together with accrued interest and other fees and expenses, to be immediately due and payable and proceed against the collateral securing that debt. Moreover, if the lenders under a credit facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a cross default under our other debt. If all or part of our debt were to be accelerated, we may not have or be able to obtain sufficient funds to repay the debt upon acceleration.

We recently expanded into the feeder container vessel and river container trade sectors and in the future may enter into other sectors where we have limited experience.

We recently expanded our Ocean Business segment through the addition, in May 2010 and December 2010, of two vessels in the feeder container sector. In the fourth quarter of 2010, we entered the river container trade in the Hidrovia Region. The operation of container services has certain unique risks involving, among other things, the loading or unloading of containers with highly varied cargoes and industry specific inspection procedures. Our ability to establish container industry relationships and a reputation for customer service and safety, as well as to renew or maintain our existing connecting carrier agreements with the shipping lines that constitute our container service clients, will depend on a number of factors, including our ability to man our vessels with experienced feeder container crews and the ability to manage such risks. There is no assurance that we will be able to address the variety of vessel management risks in the feeder container vessel sector, which could adversely affect our container business and results of operations. In the future, we may enter other sectors or lines of business where we have limited experience, which could adversely affect our business and results of operations.

We are involved in, and may expand further into, the building of dry bulk and tank barges for the river trade as well as construction of vessels either by subcontracting with several parties the various tasks necessary to complete the construction or by carrying them out ourselves.

We inaugurated a purpose built barge building facility at Punta Alvear in December 2009. We have similarly subcontracted and may subcontract in the future with different parties the building of the steel hull, the supply and assembly of engines, pipes, electrical conducts and other equipment and materials necessary to build vessels. Our production is dependent on a unionized local labor force, local generation of electrical power, on the availability of steel and other materials, as well as suitable subcontractors. Any delay or interruption in the availability of these materials could cause delay in our production schedule. Also, registration of vessels following construction may take time due to the requirement in some jurisdictions of import licenses or individual authorizations by governmental authorities and/or by classification societies.

This ship or barge building activity could be disrupted or become delayed by circumstances beyond our control such as timely lack of supply of materials or poor worksmanship, quality or design problems, strikes or other labor disputes or the construction executed by us could be deficient because of problems concerning design, workmanship or because of defective materials or equipment. These deficiencies, disruptions or delays may result in failure of timely delivery of the vessels that we are building or that we are committed to build for ourselves or for third parties with the consequent negative impact in our financial results through loss of earnings and/or penalties and/or cancellation of contracts and/or responsibilities under guarantees for construction contracts.

Additionally, given the prominently industrial nature of the barge or ship building activity, we may be unable to maintain an adequate balance between purchase orders from third parties and our own. If for some reason we were to suffer a cancelation on a large order by a third party in our shipyard or if we should have to interrupt the building of barges for ourselves, we may have to incur large working capital outlays, for which we may not have sufficient funds, resulting in disruptions to our manufacturing process and the consequent impact on our results from operations.

The failure of Petrobras to successfully implement its business plan for 2011-2015 could adversely affect our business.

During 2011, Petrobras announced its business plan for 2011-2015, which includes a projected capital expenditure budget of $224.7 billion between 2011 and 2015 and provides for an increase in drilling rigs and in connection therewith forecasts a growth in the demand for supply and specialty vessels from 287 in December 2010 to 423 by 2013. In addition, Petrobras has entered into the Assignment Agreement with the Brazilian federal government to conduct operations in specified pre-salt areas, which will require additional capital expenditures by Petrobras to explore and develop the areas covered by the Assignment Agreement. The Assignment Agreement as well as other agreements and Brazilian regulations require that Petrobras acquire a minimum level of goods and services from Brazilian providers. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade.

We believe that Petrobras' capital expenditure plans and the Assignment Agreement will provide significant opportunities within the Brazilian PSV market, particularly for companies that own or are constructing Brazilian-built vessels and we intend to actively pursue the further expansion of our PSV operations in Brazil, including seeking chartering opportunities for our PSVs under construction, evaluating the construction of additional PSVs within Brazil and identifying opportunities to utilize the preferential rights provided by our current Brazilian-built PSVs and any future PSVs we may construct. However, in the event Petrobras does not successfully implement its business plan for 2011-2015 or does not otherwise capitalize on the growth opportunities presented by the Assignment Agreement and favorable Brazilian regulations, there may be fewer opportunities to employ PSVs in Brazil than we may initially expect. Consequently, we may not be able to expand our PSV operations in Brazil as planned, which may adversely affect our Offshore Supply Business and results of operations.

Changes in governmental policies in South America could adversely affect our business, results of operations, financial condition and prospects.

We engage in business activities throughout South America. For the year ended December 31, 2011, 29%, 25%, 20%, 12% and 1% of our revenues were derived from charterers domiciled in Argentina, Brazil, Uruguay, Paraguay and Bolivia, respectively. As a result, our business is and will continue to be subject to the risks generally associated with doing business in South America.

Governments throughout South America have exercised and continue to exercise, significant influence over the economies of their respective countries. Accordingly, the governmental actions, political developments, monetary policy, financial, regulatory and legal changes or administrative practices in these countries concerning the economy in general and the transportation industry in particular could have a significant impact on us. We cannot assure you that changes in the governmental policies of these countries will not adversely affect our business, results of operations, financial condition and prospects.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the 2014 Notes or the Convertible Senior Notes, and any amounts borrowed under any of our subsidiaries' credit facilities and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness, including the 2014 Notes, the Convertible Senior Notes and any amounts borrowed under our subsidiaries' credit facilities or to fund our other liquidity or capital needs.

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

We expect to fund our capital expenditures with our cash on hand, cash generated from our operations and funds borrowed under existing or new loan facilities, net of debt service and taxes payable. If we do not have sufficient available cash from these sources to meet our capital expenditures, we may not be able to carry out our expansion plans as scheduled, or at all.

We may be unable to obtain further financing for our growth or to fund our future capital expenditures, which could negatively impact our results of operations and financial condition.

In order to follow our current strategy for growth, we will need to fund future vessel acquisitions, barge building, increased working capital levels and generally increased capital expenditures. In the future, we will also need to make capital expenditures required to maintain our current fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these uses of cash. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, depressed ship finance markets, general economic conditions and contingencies and uncertainties that are beyond our control. If we fail to obtain the funds necessary for capital expenditures required to maintain our fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which would harm our revenue and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, or increase our working capital or capital expenditures, we might not be able to grow our business and our future earnings could suffer. Furthermore, any issuance of additional equity securities could dilute your interest in us and the debt service required for any debt financing would limit cash available for working capital and the payment of dividends, if any.

The volatility in LIBOR could affect our profitability, earnings and cash flow.

If the London market for dollar loans between banks were to become volatile the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market would widen. Interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Some of our more recent financings contain such provisions; if under such provisions our lenders start to replace LIBOR with their higher cost of funds, that would have an adverse effect on our results of operations and our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

As of December 31, 2011, the Company had $75.0 million of LIBOR-based variable rate borrowings under its credit facilities with IFC and OFID subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum.

Additionally, as of December 31, 2011, the Company had other variable rate debt (due 2012 through 2021) totaling $142.4 million. These debts call for the Company to pay interest based on LIBOR plus a 120-365 basis point margin range. Recently, the $93.6 million facility with DVB and Natixis for the financing of our PSVs under construction in India has, within the terms and condition contained in the relevant loan agreement, used a cost of funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2011, the weighted average interest rate on these borrowings was 3.1%.

A 1% increase in LIBOR or a 1% increase in the cost of funds used as base rate by some of our lenders would translate to a $1.4 million increase in our interest expense per year, which would adversely affect our earnings.

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

The increased capacity created by building new barges may not be utilized by the local transportation market at prevailing prices or at all. Our expansion activities may also be subject to delays in construction or registration, which may result in cost overruns or lost revenues. Any of these developments would adversely affect our cash flow, revenue and earnings.

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

The operation of these new engines may also result in other complications that cannot easily be foreseen and that may adversely affect the quantity of cargo we carry or lead to additional costs, which could adversely affect our cash flow, revenue and earnings.

We believe that our initiatives will result in improvements in efficiency allowing us to move more cargo per barge and / or per unit of pushing capacity. If we do not fully achieve these efficiencies, or do not achieve them as quickly as we have planned, we will need to incur higher repair expenses to maintain fleet size by maintaining older barges or invest new capital as we replace aging / obsolete capacity. Either of these options would adversely affect our results of operations.

Our River Business may be affected by the dependence on cargoes carried into and out of Paraguay and / or Brazil

Future developments of alternative means of transportation in Paraguay or Brazil such as railways and pipelines may affect our results of operations due to the heavy dependency we have on cargo carried into and out of such countries. Various projects on investment in transportation infrastructure have been under observation and, if any of those were to materialize at any point in time, could impact our results of operations.

We may not be able to charter our new PSVs at attractive rates.

We have contracted with a shipyard in India to construct four new PSVs with scheduled deliveries commencing in the second quarter of 2012 (although the delivery of these PSVs has been delayed from their original delivery dates and may be further delayed). Although we intend to charter these vessels by the time they are delivered, we may be unable to do so. Even if we do obtain charters for these vessels, they may be at rates lower than those that currently prevail or those that we anticipated at the time we ordered the vessels. If we fail to obtain charters or if we enter into charters with low charter rates, our financial condition and results of operations could suffer.

We may face continued delays in delivery under our newbuilding contracts for PSVs which could adversely affect our financial condition and results of operations.

The four PSVs currently under construction and additional newbuildings for which we may enter into contracts may be subject to further delays in their respective deliveries or even non-delivery from the shipyards. The delivery of our PSVs, and/or additional newbuildings for which we may enter into contracts, could be further delayed, canceled, become more expensive or otherwise not completed because of, among other things:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crises of the shipyard;

•	economic factors affecting the yard's ability to continue building the vessels as originally contracted;

•	a backlog of orders at the shipyard;

•	weather interference or a catastrophic event, such as a major earthquake, flood or fire or any other force majeure;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel or machinery, engines and critical components such as dynamic positioning equipment;

•	our inability to obtain requisite permits or approvals or to receive the required classifications for the vessels from authorized classification societies;

•	a shipbuilder's failure to otherwise meet the scheduled delivery dates for the vessels or failure to deliver the vessels at all; or

•	inability or unwillingness by the shipyard to extend the refund guarantees required to be up to date according to the building contracts.

If the delivery of any PSV, and/or additional newbuildings for which we may enter into contracts, continues to be materially delayed or are canceled, especially if we have committed that vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected. Although the building contracts typically incorporate penalties for late delivery, we cannot assure you that the vessels will be delivered on time or that we will be able to collect the late delivery payment from the shipyards or that in the case we collect those late delivery penalties, they are sufficient to compensate for losses suffered.

We cannot assure you that we will be able to repossess the vessels under construction or their parts in case of a default of the shipyards and in those cases where we may have refund guarantees, we cannot assure that we will always be able to collect or that it will be in our interest to collect under these guarantees.

A continued delay in the delivery of one or more of the PSVs may render unavailable the pre-delivery financing arranged for that vessel(s) forcing us either to refinance at more expensive terms or to have to cancel one or more newbuildings.

In the event one of the shipyards building our PSVs does not perform under its agreements with us and we are unable to enforce certain refund guarantees, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Currently, we have outstanding newbuilding contracts with a shipyard in India for the construction of a total of four new PSVs. According to the shipyard, these PSVs are scheduled to be delivered commencing in 2012 (although the delivery of the vessels has been delayed from their original delivery dates and may be further delayed) starting with our UP Jade in the second quarter of 2012. As of December 31, 2011, we have made total advance payments to this yard in the amount of $57.2 million and we have remaining advance payments in the amount of $30.8 million before we take possession of the PSVs. In the event that the shipyard does not perform under its agreements with us and we are unable to enforce certain refund guarantees due to an outbreak of war, bankruptcy or otherwise, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

We are a holding company, and depend almost entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and as such we have no significant assets other than the equity interests of our subsidiaries. Our subsidiaries conduct all of our operations and own all of our operating assets. As a result, our ability to pay dividends and service our indebtedness depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization. For example, some of our subsidiaries' existing credit agreements contain significant restrictions on the ability of our subsidiaries to pay dividends or make other transfers of funds to us. Further, some countries in which our subsidiaries are incorporated require our subsidiaries to receive central bank approval before transferring funds out of that country. In addition, under limited circumstances, the indenture governing the 2014 Notes permits our subsidiaries to enter into additional agreements that can limit our ability to receive distributions from such subsidiaries. If we are unable to obtain funds from our subsidiaries, we will not be able to service our debt or pay dividends, should we decide to do so, unless we obtain funds from other sources, which may not be possible.

We depend on a few significant customers for a large part of our revenues both on a consolidated and on a business segment basis and the loss of one or more of these customers could adversely affect our revenues.

On a consolidated basis, in 2011, our three largest customers were Petrobras, Cargill and Petropar. In aggregate terms, our three largest customers accounted for 54% of our total revenues. In each of our business segments, we derive a significant part of our revenues from a small number of customers. Additionally, some of these customers, including many of our most significant ones, operate vessels and or barges of their own. These customers may decide to cease or reduce the use of our services for any number of reasons, including employing their own vessels. The loss of any one or a number of our significant customers, whether to our competitors or otherwise, could adversely affect our cash flow, revenues and earnings.

We are exposed to U.S. dollar and foreign currency fluctuations that could harm our reported revenue and costs and consequently the results of our operations.

We are an international company and while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. Changes in currency exchange rates could adversely affect our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. Further, we incur costs in multiple currencies that are different than, or in a proportion different to, the currencies in which we receive our revenues. Accordingly, if the currencies in which we incur a large portion of our costs appreciate in value against the currencies in which we receive a large portion of our revenue, our margins could be adversely affected. We have from time to time hedged our exposure to changes in foreign currency exchange rates and as a result, we could incur unanticipated losses. This operation may be performed again in the future.

Rising fuel prices may adversely affect our profits.

Fuel is the largest operating expense in our River Business where most of our contracts are contracts of affreightment under which we are paid per ton of cargo shipped. Currently, most of these agreements permit the adjustment of freight rates based on changes in the price of fuel. We may be unable to include this provision in these contracts when they are renewed or in future contracts with new customers. In our Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the PSVs are on time charter and it is the time charterers who are generally responsible for the cost and supply of fuel; however, such cost may affect the charter rates we are able to negotiate for our Offshore Supply Business vessels. In addition, we may become responsible for the positioning and depositioning supply of fuel to such vessels, in which case variations in the price of fuel could affect our earnings. In our Ocean Business, while fuel price and supply are the charterers responsibility for those vessels during their time charter, fuel is a significant, if not the largest, expense in our shipping operations or for those employed in our container feeder service. We are responsible for the supply of fuel to such vessels and variations in the price of fuel could have a significant impact on our earnings to the extent they are different (higher than) those employed when estimating the expected result of such voyages and fixing the corresponding freight. We may not be able to increase our container feeder freights to compensate for the fuel adjustment. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations; however, we cannot assure you that we will be successful in hedging such exposure. In the event of a default by our charterers or other circumstance affecting the performance of a contract of affreightment we may incur losses in connection with our hedging instruments. Even in case we were able to hedge (partially or totally) our exposure to fuel price variations, we may have to post collateral (i.e. margin calls) under those hedges. Such posting of collateral may require substantial amounts of cash and in case we are not able to post such cash to the margin accounts, the hedges may be unilaterally cancelled by our counterparts, negatively affecting our results and reinstating our exposure to fuel prices.

In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability.

Our success depends upon our management team and other employees and if we are unable to attract and retain key management personnel and other employees, our results of operations may be negatively impacted.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. In particular, many members of our senior management team, including our CEO and Executive Vice President, have extensive experience in the shipping industry and have held their roles with us since our inception. If we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. The loss of any of the members of our management team could adversely affect our business prospects and results of operations and could lead to a decrease in the price of our common stock. We do not maintain "key man" insurance on any of our officers. Further, the efficient and safe operation of our vessels requires skilled and experienced crew members. Difficulty in hiring and retaining such crew members could adversely affect the operation of our vessels and in turn, adversely affect our results of operations.

Secondhand vessels are more expensive to operate and repair than newbuildings and may have a higher likelihood of incidents which could adversely affect our earnings and as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

We purchased all of our oceangoing vessels and substantially all of our other vessels with the exception of our PSVs and part of our river fleet, secondhand and our current business strategy generally includes growth through the acquisition of additional secondhand vessels. While we inspect secondhand vessels prior to their purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Consequently, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair and if not detected, may result in accidents or other incidents for which we are liable to third parties. If we purchase and operate additional secondhand vessels, we could be exposed to increased operating costs which could adversely affect our cash flows and our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Also, older vessels are typically less fuel-efficient than more recently built vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

New vessels may experience initial operational difficulties.

New vessels, during their initial period of operation, have the possibility of encountering structural, mechanical and electrical problems. Normally, we will receive a warranty from the shipyard but we cannot assure you that it will always be effective to resolve the problem without additional costs to us or in a timely manner.

In an industry such as offshore oil exploration and production where security concerns are widespread as is the intervention of governmental regulators, operational difficulties with newly delivered vessels may affect our commercial reputation either temporarily or permanently. In addition, in a fleet where most vessels are sister vessels, mechanical design, electrical or other problems may affect more than one of our vessels simultaneously.

As our fleet ages, the risks and costs associated with older vessels increase.

The costs to operate and maintain a vessel in operation increase with the age of the vessel. Charterers may prefer newer vessels which carry lower cargo insurance rates and are more fuel-efficient than older vessels. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. As our vessels age, market conditions may not justify the expenditures necessary for us to continue operation of our vessels and charterers may no longer charter our vessels at attractive rates or at all. Either development could adversely affect our earnings.

Spare parts or other key elements needed for the operation of our vessels may not be available off-the-shelf and we may face substantial delays which could result in loss of revenues while waiting for those spare parts to be produced and delivered to us.

Our vessels may need spare parts to be provided in order to replace old or damaged parts in the normal course of their operations. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key elements of our vessels (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, our vessels may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for us. Also, the availability of local drydocks where such work is required to be completed maybe difficult to contract on a timely basis.

We may not have adequate insurance to compensate us if our vessels or property are damaged or lost or if we harm third parties or their property or the environment.

We insure against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity, or P&I, associations, or clubs. We also procure hull and machinery insurance and war risk insurance for our fleet. In some instances, we procure loss of hire and strike insurance, which covers business interruptions due to mechanical breakdowns or incidents that result in the loss of use of a vessel. We cannot assure you that if such insurance is taken out that it will continue to be available on a commercially reasonable basis.

In addition to the P&I entry that we hold for all our fleet, the PSVs currently maintain third party liability insurance covering contractual claims that may not be covered by our P&I entry in the amount of $50.0 million. If claims affecting such policy exceed the above amount, it could have a material adverse effect on our business and the results of operations.

All insurance policies that we carry include deductibles (and some include limitations on partial loss) and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Further, our insurance may not be sufficient to fully compensate us against losses that we incur, whether resulting from damage to or loss of our vessels, liability to a third party, harm to the environment, or other catastrophic claims. For example, our protection and indemnity insurance has a coverage limit of $1.0 billion for oil spills and related harm to the environment and $3.0 billion for seamen claims. Although the coverage amounts are significant, such amounts may be insufficient to fully compensate us and thus, any uninsured losses that we incur, may be substantial and may have a very significant effect on our financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations or lack of payment of overdue premiums.

We cannot assure you that we will be able to renew our existing insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for and in the future may result in lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Each of our policies is also subject to limitations and exclusions, and our insurance policies may not cover all types of losses that we could incur. Any uninsured or under-insured loss could harm our business, financial condition and operating results. Furthermore, we cannot assure you that the P&I clubs to which we belong will remain viable. We may also become subject to funding calls due to our membership in the P&I clubs which could adversely affect our profitability. Also, certain claims may be covered by our P&I insurance, but subject to the review and at the discretion of the board of the P&I club. We cannot assure you that the board will exercise its discretion to vote to approve the claim.

Labor disruptions in the shipping industry could adversely affect our business.

As of December 31, 2011, we employed 263 land-based employees, 291 shipyard workers and approximately 913 seafarers as crew on our vessels. Most of these seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew.

Because most of our employees, including the workers in our shipyards, may be covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure you that these agreements will prevent labor interruptions or that they may not result in increased costs. Any labor interruption could disrupt our operations and harm our financial performance.

On our River Business, different degrees of unionization of our employees and crewmembers may lead to a change or leveling of such unionization, which could result in higher costs for us, thus affecting our results of operations. Furthermore, due to the unionized nature of our activity in South America, while in the process of negotiating such leveling, our operations may be affected by strikes in our River and Ocean businesses, causing us to suffer delays due to lack of the necessary crewing onboard our pushboats and ocean vessels. In our barge building facility at Punta Alvear, our workforce is also mainly unionized and negotiations over wages and conditions may have very little bearing on negotiations we have with our other employees and crew members.

Certain conflicts of interest may adversely affect us.

Certain of our directors and officers hold similar positions with other related companies. Felipe Menendez R., who is our President, Chief Executive Officer and a Director, is a Director of Oceanmarine, a related company that previously provided administrative services to us and has entered into joint ventures with us in salvage operations. Oceanmarine also operates slot charter container services between Argentina and Brazil, an activity in which we do not engage in at the present time. Ricardo Menendez R., who is our Executive Vice President and one of our Directors, is the President of Oceanmarine and is also the Chairman of The Standard Steamship Owners' Protection and Indemnity Association (Bermuda) Limited, or Standard, a P&I club with which some of our vessels are entered. For the years 2009, 2010 and 2011, we paid to Standard $4.3 million, $3.9 million and $3.3 million, respectively, in P&I insurance premiums. Both Mr. Ricardo Menendez R. and Mr. Felipe Menendez R. are Directors of Maritima SIPSA, a company owned 49% by us and 51% by SIPSA S.A. (a related company), are Directors of Shipping Services Argentina S.A. (formerly I. Shipping Services) and Directors of Navalia S.A., companies that provide vessel agency services for third parties in Argentina and for our vessels calling at Buenos Aires, Ushuaia and other Argentinean ports. We are not engaged in the vessel agency business for third parties and the consideration we paid for the services provided by Shipping Services Argentina S.A. and Navalia to us amounted to $0.2 million in 2009, $0.4 million in 2010 and $3.5 million in 2011. Although these directors and officers attempt to perform their duties within each company independently, in light of their positions with such entities, they may face conflicts of  interest in selecting between our interests and those of Oceanmarine, Shipping Services Argentina S.A., Navalia S.A. and Standard. In addition, Shipping Services Argentina S.A., Navalia S.A. and Oceanmarine are indirectly controlled by the Menendez family, including Felipe Menendez R. and Ricardo Menendez R. These conflicts may limit our fleet's earnings and adversely affect our operations. Although we cannot ascertain the exact amount of time allocated by these officers and directors to our business, generally such officers and directors dedicate a substantial portion of their average working week to our business and in any event in an amount sufficient to fulfill their obligations to us in their role as officer or director.

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

In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to obtain credit facilities and access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions, poor market conditions for shipowning companies and other contingencies and uncertainties that are beyond our control. Our failure to obtain the funds necessary for future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

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

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income". U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We should not be a PFIC with respect to any taxable year. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute "passive income" and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as service income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than service income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations were to change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the U.S. Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of their shares of our common stock.

We may have to pay tax on U.S. source income, which would reduce our earnings and cash flows.

Under the Code, 50% of the gross shipping income of our vessel owning or chartering for non-U.S. subsidiaries attributable to transportation that begins or ends but that does not both begin and end in the U.S., will be characterized as U.S. source shipping income. Such income will be subject to a 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We believe that any U.S. source shipping income of our non-U.S. subsidiaries will qualify for the exemption from tax under Section 883 on the basis that our stock is primarily and regularly traded on the Nasdaq Global Select Market. However, we cannot assure you that our non-U.S. subsidiaries will qualify for that exemption. In addition, changes in the Code, the Treasury Regulations or the interpretation thereof by the IRS or the courts could adversely affect the ability of our non-U.S. subsidiaries to qualify for such exemption. If any of our non-U.S. subsidiaries are not entitled to that exemption, they would be subject to a 4% U.S. federal income tax on their U.S.-source shipping income. The imposition of this tax could have a negative effect on our business and would result in decreased earnings.

It should be noted that for the calendar years 2009, 2010 and 2011, our non-U.S. subsidiaries did not derive any U.S.-source shipping income. Therefore our non-U.S. subsidiaries should not be subject to any U.S. federal income tax for 2009, 2010 or 2011, regardless of their qualification for exemption under Section 883.

Changes in tax laws or the interpretation thereof and other tax matters related to our UK tonnage tax election may adversely affect our future results.

We elected the application of the UK tonnage tax instead of the corporate tax on income for the qualifying shipping activities of our non-Brazilian flagged PSVs. Changes in tax laws or the interpretation thereof and other tax matters related to our UK tax election may adversely affect our future results as a tax on the income from qualifying shipping activities likely will be higher than the UK tonnage tax to which we are currently subject.

ITEM 4– INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

In this annual report, unless the context otherwise indicates, the terms "we", "us" and "our" (and similar terms) refer to Ultrapetrol (Bahamas) Limited and its subsidiaries and joint ventures.

We were originally formed, in conjunction with others, by members of the Menendez family with a single ocean going vessel in 1992 and were incorporated in our current form as a Bahamas corporation on December 23, 1997. Our registered offices are in Ocean Centre, Montagu Foreshore, East Bay St., Nassau, Bahamas. (P.O. Box SS-19084). Our agent in the Bahamas is H&J Corporate Services Ltd. Our telephone number is +1 242 364 4755.

Our Ocean Business has been built through the investment of capital from the operation of our fleet along with other sources of capital to acquire additional vessels. In 1998, we issued $135.0 million of 10 1/2% First Preferred Ship Mortgage Notes due 2008, or the Prior Notes. By 2001, our fleet had reached 13 oceangoing vessels with a total carrying capacity of 1.1 million dwt. During 2003, in an effort to remain ahead of changing environmental protection regulations, we began to sell our entire single hull Panamax and Aframax fleets (five vessels in total), a process that we completed in early 2004. We then focused in developing two different ocean fleets: a Capesize / OBO fleet and a Product Tanker fleet. However, in December, 2009, taking into account the future delivery of an increasingly large order book for Capesize vessels, the Company made the strategic decision to sell this asset class. The process started with the sale of our vessel Princess Susana on December 10, 2009, and finalized with the sale of our fourth Capesize vessel, Princess Katherine, on September 15, 2010.

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

We initiated our Offshore Supply Business in its current format during 2003 through a joint venture with a wholly-owned subsidiary of the Fund and Firmapar Corp. (formerly Comintra Enterprises Ltd.). Our partners and us capitalized the business with $45.0 million of common equity and $70 million of debt and preferred equity from IFC to construct our initial fleet of six PSVs. On March 21, 2006, we purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., or UP Offshore, the company through which we operate our Offshore Supply Business, from an affiliate of Solimar for a purchase price of $48.0 million. Following this acquisition, we currently hold 94.45% of the issued and outstanding shares of UP Offshore.

In November 2004, we issued $180.0 million of 9% First Preferred Ship Mortgage Notes due 2014, or the 2014 Notes. A substantial part of the proceeds of the 2014 Notes offering was used to repay the Prior Notes.

In March 2006, we also acquired Ravenscroft Shipping (Bahamas) S.A., or Ravenscroft, the entity through which we manage the vessels in our Offshore Supply and Ocean Businesses, from other related companies.

On October 18, 2006, we completed the initial public offering of 12,500,000 shares of our common stock (our IPO), which generated gross proceeds to us of $137.5 million.

On April 19, 2007, we successfully completed a follow-on offering of 11,000,000 shares of our common stock, which generated gross proceeds to us of $96.8 million and gross proceeds to the selling shareholders in our follow-on of $112.2 million. Additionally, the Underwriters of our follow-on exercised their over-allotment option to purchase from the selling shareholders in our follow-on an additional 1,650,000 shares of our common stock. We did not receive any of the proceeds from the sale of shares by these shareholders in the over-allotment option.

Between June and November 2008, we entered into three loan facilities with DVB and Natixis (as co-lenders), IFC and OFID to finance up to $168.6 million that allow us to partially fund our expansion capital expenditure programs in the Offshore Supply Business and the River Business. As of December 31, 2011, we had drawn $106.1 million, out of $168.6 million in commitments.

On July 15, 2010, Solimar Holdings Ltd., or Solimar, a Named Shareholder, sold all of its remaining shareholder interest in the Company to Hazels (Bahamas) Investments Inc., or Hazels, also a Named Shareholder. Accordingly Hazels acquired 2,977,690 additional ordinary shares in the Company, which entitled Hazels to hold seven votes for each additional share so acquired in this transaction.

On December 9, 2010, we entered into a loan agreement with DVB Bank SE and Banco Security to finance up to $40.0 million of the acquisition of two PSVs constructed for us, UP Turquoise and UP Jasper. This facility was drawn in two tranches, each in the amount of $20.0 million, upon the delivery of each of the respective PSVs. On December 16, 2010, we drew the first advance of $20.0 million in connection with the delivery of UP Turquoise. On June 14, 2011, we drew the second advance of $20.0 million in connection with the delivery of UP Jasper.

On December 23, 2010, we issued $80.0 million of 7.25% Convertible Senior Notes due 2017. Under those notes, on February 13, 2012, the conversion rate and price were adjusted to 163.1312 or $6.13 per share of common stock.

On December 2, 2011, we entered into a loan agreement with IFC for a $15.0 million loan to finance part of our River Business capital expenditure plan. Subsequently, on December 15, 2011, we entered into a loan agreement on similar terms with OFID for $10.0 million.

B.           BUSINESS OVERVIEW

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

•
Our River Business , with 647 barges and 33 pushboats as of December 31, 2011, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 51% of world soybean production in 2011, as compared to 32% in 1995. We also a barge building facility at Punta Alvear, which is the most modern of its kind in South America.

•
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. Our Offshore Supply Business fleet consists of eight PSVs in operation and four under construction as of December 31, 2011. All of those under construction were contracted with a shipyard in India and have deliveries currently scheduled to commence in the second quarter of 2012.

•
Our Ocean Business operates eight ocean-going vessels that we employ in the South American coastal trade where we have preferential rights and customer relationships. The eight vessels comprise four Product Tankers, one Oceangoing Pushboat, one inland tank barge and two container feeder vessels. Our Ocean Business fleet has an aggregate carrying capacity of approximately 110,000 deadweight tons.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to increase volume, efficiency and market share in a targeted manner. For example, we have increased the cargo capacity of some of our existing river barges to help increase our efficiency and market share. In addition, we have plans to replace engines in eleven of our river pushboats as part of our re-engining program and increasing the pushing capacity of some of them, with new engines that should allow us to operate using heavy fuel which has been historically less expensive than the types of fuel currently used, and maximize the size of our convoys thus reducing costs per ton transported. We expect that the PSV orders placed in India will allow us to further capitalize on the attractive offshore petroleum services market as we have done so with the recently delivered Chinese PSVs, UP Turquoise and UP Jasper. We have also expanded on our ocean fleet through acquisitions or bareboat charters of specific types of vessels, by having purchased a 2003-built container vessel, the Frisian Commander, renamed M.V. Asturiano, with a carrying capacity of 1,118 Twenty-foot Equivalent Units, or TEUS, as well as a 2002-built container vessel, the Sinar Bontang, renamed M.V. Argentino, with a carrying capacity of 1,050 TEUS which are now operating in a flag-restricted trade in the Argentine cabotage market. We expect to continue inspecting vessels to replace those that will require substitution in the near future in our business segments. Finally we are examining the possibility of building or converting ships to participate, within the same business segments that we presently operate, in sectors or sizes not covered by our present fleet. We believe that the versatility of our fleet and the diversity of industries that we serve reduce our dependency on any particular sector of the shipping industry and offer numerous growth opportunities.

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we employ our Product Tankers on time charters so there is no seasonality effect, while our container feeder service experiences a somewhat slower season during the first quarter due to the congestion at the main discharge terminal in Patagonia in connection with the cruise tourist season.

We have a diverse customer base including large and well-known petroleum, agricultural and mining companies. Some of our significant customers in the last three years include affiliates of Bunge, Cargill, ESSO, MMX, Petrobras (the national oil company of Brazil), Petroenergy, Petropar (the national oil company of Paraguay), Swissmarine, Vale and Vicentin.

Our Lines of Business

Revenues	2011
Attributable to River Business	$174,594	57%
Attributable to Offshore Supply Business	64,606	21%
Attributable to Ocean Business	65,282	22%
Total	$304,482	100%

River Business. We have developed our River Business from a single river convoy comprising one pushboat and four barges in 1993 to the leading integrated river transportation company in the Hidrovia Region today. Our River Business, which we operate through our subsidiary UABL, had 647 barges with approximately 1.2 million dwt capacity and 33 pushboats as of December 31, 2011. Of those, 570 are dry barges that can transport agricultural and forestry products, iron ore and other cargoes and the other 77 are tank barges that can carry petroleum products, vegetable oils and other liquids. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor in this river system. In addition, we use one 35,000 dwt barge, the Alianza G2, as a geared transfer station to provide storage and transshipment services of dry cargo from river barges to ocean export vessels. We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia Region. At over 2,200 miles in length, the Hidrovia Region is comparable in length to the Mississippi River in the United States and produces and exports a significant and growing amount of agricultural products. In addition to agricultural products, we expect companies in the Hidrovia Region to continue expanding and initiating the production of other goods, including forest products, iron ore and pig iron.

We have purchased 25 new engines from MAN Diesel in connection with our engine replacement program set to re-motorize eleven of our line pushboats and additionally increase the pushing capacity of some of them. The new engines consume heavier grades of fuel which have been, from 2001 to 2011, 28.1% cheaper on average than the diesel fuel our pushboats currently consume. We have built one new heavy fuel based pushboat, Zonda I, which entered into operation in May 2010 and we have placed three re-engined pushboats, Cavalier X, Asunción and Pampero I back into operation on February 3, November 5 and December 21, 2011, respectively.

Through joint ventures, we own and operate terminals at certain key locations to provide integral transportation services to our customers from origin to destination. We also own a drydock and repair facility to carry out fleet maintenance and have a lease on our Ramallo facility where we conducted part of the barge enlargement program and our barge bottom replacement program. We utilize night-running technology, which partially allows for night navigation of our convoys and improves asset utilization. As increasing agricultural production is expected to maintain its trend over the next few years, the resulting significant additional cargo volumes and the need for renewing a significant portion of the existing fleet in the Hidrovia, require an efficient solution to create the capacity necessary for river transport and in order to maintain our existing fleet and expand our capacity, we have doubled the capacity of our Ramallo facility in Argentina and have finalized in December 2009 the construction of our new shipyard at Punta Alvear for building barges and other vessels. We believe this new yard puts us in a cost-advantageous position to be able to increase our capacity for both dry and tank barges and also to replace our older barges efficiently in the future. This facility is the most modern of its kind in South America and has proven to be capable of producing barges in a timely and cost efficient manner when running at normal scale.

Offshore Supply Business. Our Offshore Supply Business, which we operate through UP Offshore, is focused on serving companies that are involved in the complex and logistically demanding activities of deepwater oil exploration and production. Our PSVs are designed to transport supplies, equipment, drill casings and pipes on deck, along with fuel, water, drilling fluids and bulk cement in under-deck tanks and a variety of other supplies to drilling rigs and offshore platforms. In 2003 we ordered the construction of six technologically advanced PSVs. We took delivery of two of these vessels in 2005, two in 2006, one in 2007 and the last one in August 2009. During 2007 we also placed orders to build an additional four PSVs in India and two in China. In December 2010, we took delivery of the first Chinese vessel, UP Turquoise, which commenced its 4-year time charter with Petrobras on March 12, 2011, and our second one, UP Jasper, commenced operations in the North Sea with Nexen Petroleum UK Limited on September 29, 2011. The deliveries of the remaining four vessels under construction in India are expected to commence as of the second quarter of 2012. Our other six existing vessels are employed throughout 2011 under long term time charter contracts in the coastal waters of Brazil with Petrobras. Upon delivery of each of the four PSVs we currently have under construction, we intend to employ them in Brazil, the North Sea and other international markets in accordance with prevailing market conditions. Through one of our Brazilian subsidiaries, we have the competitive advantage of being able to operate a number of our PSVs in the Brazilian market with cabotage trading privileges, enabling those PSVs to obtain employment in preference to other non-Brazilian flagged vessels.

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

Ocean Business. In our Ocean Business, we operate eight oceangoing vessels. Our four Product Tankers, one of which is on bareboat charter to us from a non- related third party, are currently employed in the South American cabotage trade of petroleum and petroleum products. Our inland tank barge Parana Petrol is finalizing its repairs and outfitting before starting a time charter as a floating storage. Additionally, we own a large oceangoing pushboat, the Argos I, and two container feeder vessels, the M.V. Asturiano and the M.V. Argentino. Our current ocean fleet has an aggregate cargo carrying capacity of near 110,000 dwt and an average age of approximately 14 years.

We have pursued the expansion of our ocean fleet by participating in the container feeder service. Through the acquisition of the M.V. Asturiano and M.V. Argentino during 2010, we began operating in such a market. The first vessel to commence service was the M.V. Asturiano, on May 21, 2010, while the M.V. Argentino commenced its operation in Argentina in February 2011. Both vessels serve the regional container transportation requirements between the Argentinean coastal ports south of Buenos Aires and those on the south of Uruguay from mainline large container vessels.

Our four Product Tankers, Miranda I, Alejandrina, Austral and Amadeo are currently employed under time charters with major oil companies serving regional trades in Argentina and Brazil.

 Ultrapetrol Fleet Summary (1)

River Fleet	Number of Vessels	Capacity	Description
Alianza G2	1	35,000 tons	Storage and Transshipment Station
Pushboat Fleet	33	127,273 BHP	Various Sizes and Horse Power Carry
Tank Barges	77	183,762 m3	Liquid Cargo (Petroleum Products, Vegetable Oil)
Dry Barges	570	993,270 tons	Carry Dry Cargo (Soy, Iron Ore, other products)
Total (1)	647	N/A

Offshore Supply Fleet	Year Built	Capacity (DWT)	Deck Area (m2)

In Operation
UP Esmeralda	2005	4,200	840
UP Safira	2005	4,200	840
UP Agua-Marinha	2006	4,200	840
UP Topazio	2006	4,200	840
UP Diamante	2007	4,200	840
UP Rubi	2009	4,200	840
UP Turquoise	2010	4,900	1,020
UP Jasper	2011	4,900	1,020

Offshore Supply Fleet	Delivery Date (2)	Capacity (DWT)	Deck Area (m2)

Under Construction
UP Jade (India, V-381)	2012	4,200	840
UP Amber (India,V-382)	2012	4,200	840
UP Pearl (India, V-386)	2012	4,200	840
UP Onyx (India, V-387)	2013	4,200	840
Total		51,800

Ocean Fleet	Year Built	Capacity (DWT/TEUs)	Description
Parana Petrol (Ex-Al.G3)	1993 (3)	43,164	Inland Tank Barge
Miranda I (5)	1995	6,575	Product / Chemical Tanker
Amadeo (5)	1996	39,530	Oil / Product Tanker
Alejandrina	2006	9,219	Product Tanker
Austral (6)	2006	11,299	Product / Chemical Tanker
Argos I (Ex -Al. Campana)	1975	N/A	Oceangoing Pushboat
M.V. Asturiano	2003	1,118 (4)	Container Feeder Vessel
M.V. Argentino	2002	1,050 (4)	Container Feeder Vessel
Total		110,000 (7)

(1) As of December 31, 2011.
(2) Expected build or delivery date, as applicable, as advised by the shipyard.
(3) Originally built in 1982, converted in 1993 to product tank barge.
(4) Twenty Foot-Equivalent Units, or TEUs.
(5) Our Miranda I and Amadeo were both converted to double hull in 2007.
(6) Bareboat chartered.
(7) Only DWT capacity added – excludes TEUs.

Chartering Strategy

We continually monitor developments in the shipping industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions.

In our River Business, we have contracted a substantial portion of our fleet's barge capacity on a one - to five-year basis to major clients. These contracts typically provide for fixed pricing, minimum volume requirements and fuel price adjustment formulas and we intend to develop new customers and cargoes as we grow our fleet capacity.

In our Offshore Supply Business, we plan to continue chartering our PSV fleet in Brazil and in the North Sea for time charter employment (up to four years). Currently there is no significant spot market in Brazil for PSVs. In the future, we may also decide to employ our PSVs in the North Sea spot market (short duration, one day or more) combined with longer-term charters or in Brazil, either with cabotage privileges or as foreign flagged vessels.

We have historically operated our cabotage Ocean Business tanker vessels under period time charters and will try to continue to do so.

The future minimum revenues, before deduction for brokerage commissions, expected to be received on time charter agreements of our eight PSVs in our Offshore Supply Business (seven chartered in South America and one in the North Sea), which terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2012	$73,012
2013	22,076
2014	10,623
2015	1,942
2016	--
Total	$107,653

The future minimum revenues, before deduction for brokerage commissions of four product tanker vessels (one of them leased) in our Ocean Business chartered in South America, expected to be received on time charter agreements, which original terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2012	$21,152
2013	13,591
2014	4,965
Total	$39,708

Revenues from a time charter are generally not received when a vessel is off-hire, which includes time required for normal periodic maintenance of the vessel including drydock. In arriving at the minimum future charter revenues, an estimated off-hire time to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The scheduled future minimum revenues should not be construed to reflect total shipping revenues for any of the periods.

Our Fleet Management

We conduct the day-to-day management and administration of our operations in-house.

Our subsidiary, Ravenscroft undertakes part of the technical and marine related management for our offshore and ocean vessels including dry docks, repairs and maintenance, the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of a portion of the related accounts on our behalf through its related offices in Coral Gables, Aberdeen, Buenos Aires and Rio de Janeiro. Ravenscroft is certified for ISM and is also ISO 9001:2008 certified. It holds Documents of Compliance for the management and operation of tankers, PSVs, general cargo vessels and container ships.

Ravenscroft seeks to manage vessels for and on behalf of vessel owners who are not related to us and will actively pursue new business opportunities through Ship Management and Commercial Services Ltd., or SMS, which is our subsidiary dealing with third party ship management.

Competition

River Business

We maintain a leading market share in our River Business. We own the largest fleet of pushboats and barges in the Hidrovia Region. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor. We compete based on reliability, efficiency and price. Key competitors include Navios South American Logistics, Interbarge and Fluvioalba. In addition, some of our customers, including Archer Daniels Midland, Cargill, Louis Dreyfus and Vale have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Our River Business also indirectly competes with other forms of land-based transportation such as truck and rail.

Offshore Supply Business

In our Offshore Supply Business, our main competitors in Brazil are the local offshore companies that own and operate modern PSVs. The largest of these companies are CBO, Wilson Sons and Chouest who currently own a substantial number of modern PSVs and are in the process of building additional units. Also, some of the international offshore companies that own and operate PSVs, such as Tidewater and Maersk, have built Brazilian-flagged PSVs. In the North Sea market, where three of our PSVs operated during 2008 and 2009 and where our UP Jasper is operating today, we actively compete with other large, well established owners and operators such as Gulfmark Offshore, Bourbon and DOF Farstad.

Ocean Business

We face competition in the transportation of crude oil and petroleum products as well as other bulk commodities from other independent ship owners and from vessel operators who primarily charter-in vessels to meet their cargo carrying needs. The charter markets in which our vessels operate are highly competitive. Competition is primarily based on prevailing market charter rates, vessel location and the vessel manager's reputation. Our competitor in crude oil and petroleum products transportation within Argentina and between Argentina and other South American countries, is Antares Naviera S.A. and its affiliated companies. The other major participant in the Argentina / Brazil trade is Transpetro. Transpetro is a subsidiary of Petrobras, our primary customer in Brazil. Navios South American Logistics, who is a competitor in our River operation, also competes in the Argentinean Coastal Tanker market. In other South American trades our main competitors are Naviera Sur Petrolera S.A., Naviera Elcano (through their various subsidiaries) and Sonacol S.A. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas.

We operate two container vessels in the Argentinean market to supply the domestic trade between different ports and operate as a feeder service for mainline carriers such as Maersk Line, Evergreen, MOL, MSC, Hamburg Sud, CMA-CGM, PIL and Login for import and export cargoes. Our main competitor in this sector is a local company called Maruba, which currently operates chartered vessels of similar characteristic as ours and that offer a similar service in the market. Our Container Business also indirectly competes with other forms of land-based transportation such as trucks.

Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we employ our Product Tankers on time charters so there is no seasonality effect, while our container feeder service experiences a somewhat slower season during the first quarter due to the congestion at the main discharge terminal in Patagonia in connection with the cruise tourist season.

Industry Conditions

River Industry

Key factors driving cargo movements in the Hidrovia Region are agricultural production and exports, particularly soybeans, from Argentina, Brazil and Paraguay, exports of Brazilian iron ore, regional demand and Paraguayan imports of petroleum products. A significant portion of the cargos transported in the Hidrovia Region are export or import-related cargoes and the applicable freights are paid in U.S. Dollars.

The Parana / Paraguay, the High Parana and the Uruguay rivers consist of over 2,200 miles of a natural interconnected navigable river system serving five countries namely Argentina, Bolivia, Brazil, Paraguay and Uruguay. The extension of this river system is comparable to that of the Mississippi river in the United States.

Dry Bulk Cargo

Soybeans. Argentina, Bolivia, Brazil, Paraguay and Uruguay produced in aggregate about 41.5 million tons, or mt, of soybeans in 1995 and an estimated 136.0 mt in 2011, a 16-year compound annual growth rate, or CAGR, of 7.7% from 1995. These countries account for an estimated 51% of world soybean production in 2011, up from only 30% in 1995.

Of the above-mentioned countries of the Hidrovia Region, the area harvested of soybeans has increased from approximately 18.9 Mha (million hectares, 1 hectare = 2.47 acres) in 1995 to an estimated 47.1 Mha in 2011, a 16-year CAGR of 5.9%. Further, with advances in technology, productivity of farmland has also improved.

The growth in soybean production has not occurred at the expense of other key cereal grains. Production of corn (maize) in Argentina, Bolivia, Brazil, Paraguay and Uruguay combined grew from 50.3 mt in 1995 to 84.3 mt in 2011, a 16-year CAGR of 3.3%. Production of wheat in these countries grew from 14.4 mt in 1995 to 24.9 mt in 2011, a 16-year CAGR of 3.5%.

Iron Ore. In the Corumba area in Brazil reached by the High Paraguay River, there are three large iron ore mines, two of which are owned by the Brazilian mining company Vale (following the 2009 acquisition of Rio Tinto's assets in the region) while the third one is owned by MMX Mineração & Metálicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by river barge, has grown from about 1.1 million mt, or mmt, since 1999 to 6.0 mmt in 2010, a CAGR of 16.7%. Estimated production for 2011 is 7.2 mmt (based on reported nine months 2011 production for Vale and MMX annualized on a pro rata basis) which would provide an annual increase of 20%. Iron ore prices have on average increased 30% from December 2009 to December 2011. Continued high iron ore prices during 2012 and 2013 should support continued growth in production of iron ore.

In addition to the above, Jindal Steel & Power Limited, through one of its subsidiaries, Jindal Steel Bolivia S.A., has acquired the development rights for 20.0 billon tonnes of El Mutun iron ore reserves located in Bolivia. This mine is expected to progressively scale up production reaching up to 3.0 mmt of iron ore, which will be exported through the Parana and Paraguay rivers of the Hidrovia.

Oil transportation

Paraguay has no known indigenous sources of petroleum. Barges using the rivers in the Hidrovia Region are currently the preferred method of supplying Paraguay with crude and petroleum products, according to industry sources totaling between 1.1 million cubic meters to 1.3 million cubic meters per year in each of the last 7 years.

Most petroleum products travel north to destinations in Northern Argentina, Paraguay and Bolivia, creating synergies with dry cargo volumes that mostly travel south.

Mode Comparison

Along with growth in production of commodities transported by barge in the Hidrovia Region, cost, safety and environmental incentives exist to shift commodity transport to barges.

Inland barge transportation is generally the most cost efficient, safest and cleanest means of transporting bulk commodities as compared with railroads and trucks.

According to a 2007 Texas Transport Institute study commissioned by the U.S. government, one Mississippi River-type barge (1,500 dwt) has the carrying capacity of about 15 railcars or 58 tractor-trailer trucks and is able to move 576 ton-miles per gallon of fuel compared to 413 ton-miles per gallon of fuel for rail transportation or 155 ton-miles per gallon of fuel for tractor-trailer transportation. In the case of Jumbo barges (2,500 dwt) as are many of UABL's existing barges or the ones Ultrapetrol builds in its yard, these efficiencies are even larger. The study also shows barge transportation is the safest mode of cargo transportation, based on the percentage of fatalities or injuries and the number of hazardous materials incidents. Inland barge transportation predominantly operates away from population centers, which generally reduces both the number and impact of waterway incidents. According to industry sources, in terms of unit transportation cost for most dry bulk cargos, barge is cheapest, rail is second cheapest and truck is third cheapest. There are clear and significant incentives to build port infrastructure and switch from truck to barge to reduce transportation costs.

Offshore Supply Industry

The market for offshore supply vessels, or OSVs, both on a worldwide basis and within Brazil, is driven by a variety of factors. On the demand side, the driver is the growth in offshore oil development / production activity, which in the long term is driven by the price of oil and the cost of developing the particular offshore reserves. Demand for OSVs is further driven by the location of the reserves, with fields located further offshore and in deeper waters generally requiring more vessels per field and larger, more technologically advanced vessels. The supply side is driven by the availability of the vessel type needed (i.e., appropriate size and technology), which in turn is driven by historical newbuilding patterns and scrapping rates as well as the current employment of vessels in the worldwide fleet (i.e., whether under long-term charter) and the rollover schedule for those charters. Technological developments also play an important role on the supply side, with technology such as dynamic positioning better able to meet certain support requirements.

Both demand for and supply of OSVs are heavily influenced by cabotage laws (such as the U.S. Jones Act). Since most offshore supply activities occur within the jurisdiction of a country, they fall within that country's cabotage laws. This distinguishes the OSV sector from most other types of shipping. Cabotage laws may restrict the supply of tonnage, give special preferences to locally flagged ships or require that any vessel working in that country's waters be owned, flagged, crewed and, in some cases, constructed in that country.

OSVs generally support oil exploration, production, construction and maintenance activities on the continental shelf and have a high degree of cargo flexibility relative to other offshore vessel types. They utilize space above and below deck to transport dry and liquid cargo, including heavy equipment, pipe, drilling fluids, provisions, fuel, dry bulk cement and drilling mud.

The OSV sector includes conventional supply vessels, or SVs, and platform supply vessels, or PSVs. PSVs are large and often sophisticated vessels constructed to allow for economic operation in environments requiring some combination of deepwater operations, long distance support, economies of scale and demanding operating conditions. PSVs serve drilling and production facilities and support offshore construction and maintenance work for clusters of offshore locations and/or relatively distant deepwater locations. They have larger deck space and larger and more varied cargo handling capabilities relative to other offshore support vessels to provide more economic service to distant installations or several locations. Some vessels have dynamic positioning, which allows close station keeping while underway. PSVs can be designed with certain characteristics required for specific offshore trades such as the North Sea or deepwater Brazilian service.

Brazilian Offshore Industry

Driven by Brazil's policy of becoming energy self-sufficient as well as by oil price and cost considerations, offshore exploration, development and production activities within Brazil have grown significantly. Brazil is becoming a major exporter of oil. Since most Brazilian reserves are located far offshore in deep waters, Brazil has become a world leader in deep drilling technology.

The primary customer for PSVs in Brazil is Petrobras, the Brazilian national oil company. The Brazilian government has also allowed foreign companies to participate in offshore oil and gas exploration and production since 1999. Other companies active in Brazil in offshore oil and gas exploration and production industry include Total, Shell, BP, OGX, Repsol YPF and ChevronTexaco. The deepwater Campos Basin, an area located about 80 miles offshore, has been the leading area for offshore activity. Activities have been extended to the deepwater Santos and Espirito Santo Basins located far off the coast while additionally requiring resources to develop pre salt areas of water depths of over 9,000 feet. During 2008, 2009 and 2010, several significant discoveries have been made, which could possibly more than double Brazilian oil reserves when confirmed.

Petrobras has announced that it will increase the use of supply and special vessels from the current 254 vessels to 465 vessels by 2013. The Brazilian market has seen an increasing demand for PSVs since 2006 (prior to 2006 large PSVs in excess of 4000 DWT were unusual in Brazilian waters) and now according to Petrobras, the demand for this type of vessel will grow significantly in the next three years.

Deepwater service favors large modern vessels that can provide a full range of flexible services including dynamic positioning systems while providing economies of scale to installations distant from shore. Cabotage laws favor employment of Brazilian flag vessels. However, according to industry sources, many of the Brazilian flag PSVs and supply vessels are smaller and older than now required, with approximately 23% of the national fleet at least 20 years of age. Temporary authority is granted for foreign vessels to operate only if no Brazilian flag vessels are available.

The North Sea Market

The North Sea is a similarly demanding offshore market due to difficult weather and sea conditions, significant water depths, long distances to be traveled and sophisticated technical requirements.

In 2000 and 2001, increases in oil prices led to increased North Sea exploration activity and higher OSV demand. Oil prices fell in early 2002, leading to questions regarding the sustainability of the higher oil prices and reduced exploration and development activity. Even with recovery in the West Texas Intermediate, or WTI, price to an average of about $31 per barrel in 2003, North Sea exploration and development activity remained low. Low oil prices and availability of more attractive opportunities elsewhere resulted in a shift of activities by oil majors towards other regions. Oil prices continued their increase, with average WTI crude prices of about $42 per barrel in 2004, $57 per barrel in 2005, $66 per barrel in 2006, $72 per barrel in 2007 and $100 in 2008. Exploration and development activities increased. Major oil companies returned to the North Sea while the independents remained and increased their activities. WTI crude oil prices decreased from an average of $77 per barrel in October 2008 to an average of $45 during January-April 2009, then recovered to an average $70 per barrel for the remainder of 2009 and reached an average $79 per barrel in 2010 and $95 per barrel in 2011. After the decrease in 2009 exploration and development activities versus 2008, activity increased in 2010 leading to improved vessel earnings during the summer, with weaker earnings later in 2010 as the winter season approached continuing through February 2011.

Ocean Industry

Regional Cabotage Trades

Voyages between two Argentine ports are regulated by the Argentine government as "cabotage" and require the use of an Argentine flag vessel or a vessel operated under special permit by an Argentine company. Cabotage is used to mean both voyages between two national ports and laws that reserve such voyages for nationally operated vessels. Argentine registry requires that vessels be built in an Argentine shipyard or that import duty be paid, which increases the cost of new vessels versus foreign construction. The special permit described above allows younger foreign-built vessels to enter cabotage trades while retaining the Argentine nationality requirement for operations.

Access to the Argentine coastal cabotage market is thus controlled by legal requirements, which limit its access to those companies with a legitimate operating presence in Argentina with vessels registered or holding a special permit in Argentina.

Regional tanker and container shipping market factors, including local demand factors and vessel supply information, are described below, reflecting market conditions in the primary area of employment for these vessels.

The Regional Tanker Market

Regional Oil Demand

Argentina's oil demand was estimated at about 580,000 barrels per day, or bpd, in 2009, up from about 511,000 bpd in 2000, resulting in a 2000-2009 CAGR of 1.4%.

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

The Regional Patagonian Container Shipping Trades

Regional Container Shipping Demand

Coastal container shipping provides important north-south links between Buenos Aires and coastal ports in southern Argentina. Buenos Aires city and province have about 46% of Argentina's population and is the centre of much economic activity. However, Argentine economic development programs encourage manufacturing in the southern Argentine region of Tierra del Fuego. Finished goods from the manufacturing are transported north from the port of Ushuaia to Buenos Aires for distribution. Most of the cargo in this service initiates as containers transported by the major international lines containing components for manufacturing that are carried from China and other foreign ports of origin to Buenos Aires with transshipment to Ushuaia under feeder agreements with the major international lines. Cargo is also carried to and from other southern Argentine ports, such as Puerto Madryn, as demand requires.

Throughout this Industry Section, all figures related to harvested area and production of soybean, corn and wheat for South America and specifically for Argentina, Bolivia, Brazil, Paraguay and Uruguay are obtained through the USDA Foreign Agricultural Service website some time prior to filing this 20-F.

Figures related to Iron Ore production in the Corumba Region from Vale, MMX, Rio Tinto and Jindal Steel & Power were extracted from each of the respective companies' public records (including Earnings Presentation, 20-Fs and Annual Reports). Iron Ore price trends were extracted from Indexmundi's website whose source in the International Monetary Fund.

Data included in the Brazilian offshore section has been extracted from public information presented by both Petrobras and ANTAQ, as well as industry sources, while both current North Sea activities and crude oil prices have been retrieved from industry sources.

Oil demand figures were extracted from Indexmundi's website whose source is the International Monetary Fund.

All other data and information included in this Industry Section not expressly addressed above have been included in an unchanged manner from the Industry Section of our 20-F for the Fiscal Year ending December 31, 2010, which was prepared in all respect by Doll Shipping Consultancy.

Environmental and Government Regulation

Government regulations significantly affect our operations, including the ownership and operation of our vessels. Our operations are subject to international conventions, national, state and local laws and regulations in force in international waters and the jurisdictional waters of the countries in which our vessels may operate or are registered, including OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Port and Tanker Safety Act, the IMO International Convention for the Prevention of Pollution from Ships, or MARPOL, other regulations adopted by the IMO and the European Union, various volatile organic compound emission requirements, the IMO / U.S. Coast Guard pollution regulations and various SOLAS amendments, as well as other regulations. Compliance with these requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers will lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our ocean-going vessels for operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, such laws and regulations may change and impose stricter requirements, such as in response to the 2010 Deepwater Horizon oil spill or future serious marine incidents. Future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels and / or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

International Maritime Organization

The United Nations' International Maritime Organization , or IMO, has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL"). MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships. By January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" or ECAs. By July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America will also be designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

The North America ECA entered into force on July 15, 2011, however this had a one year exemption for enforcement and will be enforced as of 1st August 2012. This will require vessels to use fuel oils of sulfur content below 1% in US / Canada coastal waters including Hawaii with further reduction to 0.1% sulfur as of January 1, 2015. A new ECA has also been designated for the Puerto Rico and US Virgin Islands (actually designated "United State Caribbean Sea") which will come into force on January 1, 2013, and enforced with a 1 year grace period. ECA designations subject ocean-going vessels within the designated area to stringent emissions controls, which might cause vessels to require segregated bunker tanks and cylinder oil tanks to use different fuels in coastal waters and open seas, which threatens to add an additional cost burden to shipowners.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected ships and may result in a denial of access to, or detention in, certain ports. Currently, each of the ships in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

The ISM Code requires that ship operators obtain a safety management certificate, or SMC, for each ship they operate. This certificate evidences compliance by a ship's operators with the ISM Code requirements for a safety management system, or SMS. No ship can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or DOC, issued in most instances by the ship's flag state.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO has adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007. The new regulation applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards.

IMO regulations also require owners and operators of certain vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

The IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels. In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The MEPC has also adopted revised guidelines on implementation of effluent standards and performance tests for sewage treatment plants installed on vessels after January 1, 2010. The maximum discharge rate of untreated sewage beyond the 12 mile limit from land has also been revised.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. OPA limits the liability of responsible parties with respect to single-hull tankers over 3,000 gross tons to the greater of $3,200 per gross ton or $23,496,000 million; but for all other tankers over 3,000 gross tons, liability is limited to the greater of $2,000 per gross ton or $17.088 million. For non-tank vessels (e.g. drybulk), liability is limited to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating  regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee.

We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it could have a material adverse effect on our business and the results of operations.

 Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement are prohibited from trading in U.S. waters as of dates ranging over a 25-year period (1990-2015) based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single-hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

We believe we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call or are likely to call.

The U.S. Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. In 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. As of November 2011, the Office of Management and Budget continues to review this proposed rule. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

As of January 1, 2007, vessels operating in coastal waters of the state of California were required to comply with the State's Marine Vessel Rules concerning emissions from auxiliary diesel engines. These rules impose emission limits on vessels operating in 24 nautical miles coastal area from the California baseline. They additionally require certain emission requirements compliance based on the fleet size and frequency of port calls and alternatively requires use of shore power or payment of fees for non compliance. They are codified at California Code of Regulations (CCR), Title 13, 2299.1 and CCR Title 17, 93118. Currently, however, the rules are not being enforced. On February 27, 2008, the United States Court of Appeals for the Ninth Circuit, in Pacific Merchant Shipping Association v. Goldstene, 517 F.3d 1108 (No. 07-16695), held that the rules were preempted by the United States Clean Air Act and issued an injunction preventing their enforcement.

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

The state of California has proposed more stringent regulations of air emissions from ocean-going vessels. On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By August 1, 2012, only marine gas oil with a sulfur content of no more than 1% or marine diesel oil with a sulfur content of no more than .5% will be allowed. By January 1, 2014, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. These new regulations may require significant expenditures on low-sulfur fuel and would increase our operating costs.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. The RCRA imposes significant recordkeeping and reporting requirements on transporters of hazardous waste In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for cleanup costs under applicable laws.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

China

As China becomes more aware of the impact of pollution and with increased sea going traffic in its coastal waters, they are beginning to impose new regulations for vessels entering Chinese coastal waters. As of January 1, 2012, China Marine Safety Agency, or MSA, requires certain vessels entering Chinese coastal waters to have a contract in place with a qualified ship pollution response company in the region. These vessels are required to notify the contracted Pollution Response company of the vessel's movements as per China MSA rules.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

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

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the second or third annual survey.

Special Surveys. Special surveys, also known as class renewal surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, every four or five years, depending on whether a grace period was granted or not, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

We have made arrangements with the classification societies for most of our vessels to be on a continuous survey cycle for machinery. Hull surveys remain under the above mentioned survey regime which is uniform for all International Association of Classification Societies (IACS) members.

Currently our oceangoing and offshore vessels are scheduled for intermediate surveys and special surveys as follows:

Intermediate survey		Special survey
Year	No. of vessels	Year	No. of vessels
2012	3	2012	3
2013	1	2013	1
2014	5	2014	1
2015	3	2015	4
2016	0	2016	4
2017	1	2017	0

Note: Maximum range period date has been considered.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or IACS. All our oceangoing vessels are certified as being "in class".

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps and the liabilities arising from owning and operating vessels in international trade.

We believe that we maintain insurance coverage against various casualty and liability risks associated with our business that we consider to be adequate based on industry standards and the value of our fleet, including hull and machinery and war risk insurance, loss of hire insurance at certain times for certain vessels, protection and indemnity insurance against liabilities to employees and third parties for injury, damage or pollution, strike covers for certain vessels and other customary insurance. While we believe that our present insurance coverage is adequate, we cannot guarantee that all risks will be insured, that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at commercially reasonable rates or at all.

Hull and Machinery and War Risk Insurance

We maintain marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for our wholly-owned and bareboat chartered vessels. At times, we also obtain for part of our fleet increased value coverage and additional freight insurance during periods of improved market rates, where applicable. This increased value coverage and additional freight coverage entitles us, in the event of total loss of a vessel, to some recovery for amounts not otherwise recoverable under the hull and machinery policy. When we obtain these additional insurances, our vessels will each be covered for at least their fair market value, subject to applicable deductibles (and some may include limitations on partial loss). We cannot assure you, however, that we will obtain this additional coverage on the same or commercially reasonable terms, or at all, in the future.

Loss of Hire

We maintain loss of hire insurance at certain times for certain vessels. Loss of hire insurance covers lost earnings resulting from unforeseen incidents or breakdowns that are covered by the vessel's hull and machinery insurance and result in loss of time to the vessel. Although loss of hire insurance will cover up to ninety days of lost earnings, we must bear the applicable deductibles, which generally range between the first 14 to 21 days of lost earnings. We intend to renew these insurance policies or replace them with other similar coverage if rates comparable to those on our present policies remain available. There can be no assurance that we will be able to renew these policies at comparable rates or at all. Future rates will depend upon, among other things, our claims history and prevailing insurance market rates.

Strike Insurance

Some of our vessels are covered for loss of time due to strikes (on board and in some cases on shore and on board). There can be no assurance that we will be able to renew these policies at comparable rates or at all.

Protection and Indemnity Insurance

Protection and indemnity insurance covers our legal liability for our shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, fines and other penalties imposed by customs or other authorities, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, wreck removal and other risks. Coverage is limited for vessels in our Ocean and Offshore Businesses to approximately $6.98 billion with the exception of oil pollution liability, which is limited to $1.0 billion per vessel per incident. Vessels in our River Business have lower amounts of coverage.

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

Ultrapetrol (Bahamas) Limited has ownership (both direct and indirect) in the following companies:

COMPANY NAME	INCORPORATION JURISDICTION	OWNERSHIP (1)
Ultrapetrol (Bahamas) Limited	Bahamas
Agencia Maritima Argenpar S.A.	Argentina	100.00%
Agriex Agenciamentos, Afretamentos e Apoio Maritimo Ltda.	Brazil	94.45%
Arlene Investments Inc.	Panama	100.00%
Bayshore Shipping Inc.	Panama	94.45%
Brinkley Shipping Inc.	Panama	100.00%
Cedarino, S.L.	Spain	100.00%
Compañía Paraguaya de Transporte Fluvial S.A.	Paraguay	100.00%
Corporación de Navegación Mundial S.A.	Chile	100.00%
Corydon International S.A.	Uruguay	100.00%
Dampierre Holdings Spain, S.L.	Spain	100.00%
Danube Maritime Inc.	Panama	100.00%
Dingle Barges Inc.	Liberia	100.00%
Eastham Barges Inc.	Liberia	100.00%
Elysian Ship Management Inc.	Florida	100.00%
Elysian Ship Management Ltd.	Bahamas	100.00%
General Ventures Inc.	Liberia	100.00%
Glasgow Shipping Inc.	Panama	94.45%
Gracebay Shipping Inc.	Panama	94.45%
Hallandale Commercial Corp.	Panama	100.00%
Ingatestone Holdings Inc.	Panama	94.45%
Kingly Shipping Ltd.	Bahamas	100.00%
Lewistown Commercial Corp.	Panama	94.45%
Lonehort S.A.	Uruguay	100.00%
Longmoor Holdings Inc.	Panama	100.00%
Lowrie Shipping Inc.	Panama	100.00%
Lowrie Shipping LLC	Delaware	100.00%
Majestic Maritime Ltd.	Bahamas	100.00%
Marine Financial Investment Corp.	Panama	100.00%
Maritima SIPSA S.A.	Chile	49.00%
Massena Port S.A.	Uruguay	100.00%
Noble Shipping Ltd.	Bahamas	100.00%
Obras Terminales y Servicios S.A.	Paraguay	50.00%
Oceanpar S.A.	Paraguay	100.00%
Packet Maritime Inc.	Panama	94.45%
Padow Shipping Inc.	Panama	94.45%
Palmdale Shipping Inc.	Panama	100.00%
Parabal S.A.	Paraguay	100.00%
Parfina S.A.	Paraguay	100.00%

COMPANY NAME	INCORPORATION JURISDICTION	OWNERSHIP (1)
Princely International Finance Corp.	Panama	100.00%
Puerto del Sur S.A.	Paraguay	50.00%
Ravenscroft Holdings Inc.	Florida	100.00%
Ravenscroft Ship Management Inc.	Florida	100.00%
Ravenscroft Ship Management Ltd.	Bahamas	100.00%
Ravenscroft Ship Management Ltd.	UK	100.00%
Ravenscroft Ship Management S.A.	Uruguay	100.00%
Ravenscroft Shipping (Bahamas) S.A.	Bahamas	100.00%
Regal International Investments S.A.	Panama	100.00%
River Ventures LLC	Delaware	100.00%
Riverpar S.A.	Paraguay	100.00%
Riverview Commercial Corp.	Panama	100.00%
Sernova S.A.	Argentina	100.00%
Ship Management and Commercial Services Ltd.	Bahamas	100.00%
Ship Management Services Inc.	Florida	100.00%
Springwater Shipping Inc.	Panama	94.45%
Stanyan Shipping Inc.	Panama	100.00%
Thurston Shipping Inc.	Panama	100.00%
Topazio Shipping LLC	Delaware	94.45%
Tuebrook Holdings Inc.	Panama	100.00%
UABL Barges (Panama) Inc.	Panama	100.00%
UABL Limited	Bahamas	100.00%
UABL Paraguay S.A.	Paraguay	100.00%
UABL S.A.	Argentina	100.00%
UABL S.A.	Panama	100.00%
UABL Terminals (Paraguay) S.A.	Panama	100.00%
UABL Terminals Ltd.	Bahamas	100.00%
UABL Towing Services S.A.	Panama	100.00%
Ultrapetrol S.A.	Argentina	100.00%
UP (River) Ltd.	Bahamas	100.00%
UP Offshore (Bahamas) Ltd.	Bahamas	94.45%
UP Offshore (Panama) S.A.	Panama	94.45%
UP Offshore (UK) Ltd.	UK	94.45%
UP Offshore Apoio Maritimo Ltda.	Brazil	94.45%
UP Offshore Uruguay S.A.	Uruguay	94.45%
UP River (Holdings) Ltd.	Bahamas	100.00%
UP River Terminals (Panama) S.A.	Panama	100.00%
UPB (Panama) Inc.	Panama	100.00%
Woodrow Shipping Inc.	Panama	94.45%
Yataity S.A.	Paraguay	100.00%
Yvy Pora Fertilizantes S.A.	Paraguay	100.00%
Zubia Shipping Inc.	Panama	94.45%

(1)	Direct or indirect ownership by Ultrapetrol (Bahamas) Limited.

D.           PROPERTY, PLANT AND EQUIPMENT

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

We own and rent offices in Argentina and rent offices in Brazil, Paraguay and the United Kingdom. Finally we rent a shipyard in Ramallo, Argentina, where we operate two floating drydocks, one of which is owned by us.

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

A.           OPERATING RESULTS

Our Company

We are an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels.

•
Our River Business, with 647 barges and 33 pushboats as of December 31, 2011, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large region with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Bolivia, Brazil, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 51% of world soybean production in 2011, from 32% in 1995.

•
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies in the coastal waters of Brazil and the North Sea. Our Offshore Supply Business fleet currently consists of technologically advanced platform supply vessels, or PSVs. Together with the recently received PSVs that were being built in China, UP Turquoise and UP Jasper, we now have seven PSVs currently in operation in Brazil under long term time charters with Petrobras and one operating in the North Sea under time charter with Nexen Petroleum UK Ltd. In addition, we have four vessels under construction in India with expected deliveries commencing in the second quarter of 2012.

•
Our Ocean Business operates eight oceangoing vessels, including four Product Tankers that we employ in the South American coastal trade where we have preferential rights and customer relationships, two container feeder vessels, one Oceangoing Pushboat and one inland tank barge. Our Ocean Business fleet has an aggregate capacity of approximately 110,000 dwt.

Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry.

Developments in 2011

On February 2, 2011, we entered into a contract with a third party for the sale of six jumbo dry cargo barges built in our yard at Punta Alvear, Argentina which were delivered to the buyer over a three month period commencing March 2011.

On March 12, 2011, our PSV UP Turquoise initiated its four year charter contract with Petrobras after its arrival to Brazil on February 27, 2011.

On March 23, 2011, we received in Argentina, from the USA, three pushboats - Steven J Durbin (renamed Chaco X), H. Chibb (renamed San Pedro) and Rowena (renamed Venus) - acquired pursuant to the MOAs signed on February 4, 8 and 24, 2011, respectively.

On April 14, 2011, we voluntarily prepaid $15.0 million outstanding under the Banco BICE revolving credit line together with accrued and unpaid interests to such date.

On May 31, 2011, we signed a Mandate Letter with International Finance Corporation, or IFC, to process a possible financing of our River Business capital expenditure program of up to $25.0 million.

On June 14, 2011, we disbursed $1.7 million on account of the total purchase price for office space in Buenos Aires, Argentina. Additionally, we drew the second advance of $20.0 million under the $40.0 million DVB-Security facility in connection with the delivery of the eighth PSV in our Offshore Supply Business, UP Jasper, from Wison (Nantong) Heavy Industry Co., Ltd.

On August 11, 2011, we drew down $10.5 million under the Banco BICE $15.0 million revolving credit line.

On September 15, 2011, we paid $4.4 million corresponding to the fourth 20% installment due under the ship building contract for one of our four PSVs under construction in India, out of which $3.4 million were drawn down under our loan facility with DVB Bank AG and Natixis.

On September 28, 2011, our PSV UP Jasper arrived in Aberdeen, UK (North Sea), from China and subsequently entered into an 18-month time charter on September 29, 2011.

On September 28, 2011, we entered into a transportation contract, which was subsequently amended on October 7, 2011, with a first class international company whereby we agreed to transport 400,000 tons of iron ore over a period of one year starting January 1, 2012, and into a barge sale contract with the same customer for a total of twelve 2,500 DWT newbuilding jumbo barges to be delivered before the end of 2011. Our counterparts, however, failed to execute their obligations in respect of the barge construction contract wherefrom we have reserved all our rights under the respective agreements.

On October 24, 2011, we announced that our Board of Directors approved a share repurchase program for up to a total of $20.0 million of the Company's common stock through April 30, 2012.

On October 26, 2011, the Company repaid $5.5 million of the total amount outstanding under the $10.5 million revolving credit line with Banco BICE.

On November 5, 2011, our second re-engined pushboat, Asunción, was delivered. She now works on high specification, heavy-fuel oil based MAN-B&W engines.

On November 25, 2011, the Company repaid the remaining $5.0 million in connection with the revolving credit line with Banco BICE. We have not renewed this credit line.

On December 2, 2011, we signed a 10-year, $15.0 million Senior Credit Loan Agreement with IFC which together with the existing facility is secured by new barges built in our own yard and other existing river equipment, to partially finance our CAPEX plan for our River Business. The facility includes a grace period of two years. We drew down the $15.0 million available under this facility, on December 13, 2011.

On December 7, 2011, we entered into a Master Agreement whereby we agreed to sell fourteen newbuilt jumbo dry barges and granted an option to buy one pushboat, Cavalier VIII, to a third party.

On December 13, 2011, in connection with the Master Agreement dated December 7, 2011, one of our River Business subsidiaries entered into a Ship Management Agreement with a non-related third party to provide technical and crew management services for a period of one year and a possible extension.

On December 15, 2011, we signed a parallel 10-year, $10.0 million Senior Credit Loan Agreement with the OPEC Fund for International Development, or OFID, to be secured by a collateral sharing agreement with IFC.

On December 21, 2011, we received $5.3 million in final settlement of an arbitration for underperformance under a transportation contract entered into with a former client in our River Business.

On December 21, 2011, our third re-engined pushboat, Pampero I, was delivered. She is now 8,300 HP and works on high specification, heavy-fuel oil based MAN-B&W engines.

Recent Developments

On January 11, 2012, one of our subsidiaries initiated an arbitration proceeding in London, England, related to the non-performance of a barge sale contract and river transportation agreement. Under such arbitration the Company expects to be compensated for the losses and expenses which resulted from the breach of both agreements. The final amount to be awarded, if any, is however uncertain. The income will be taken into account if, when and to the extent the arbitration proceeding is favorably settled.

On January 24, 2012, we paid $4.4 million corresponding to the fourth 20% installment due under the ship building contract for one of our four PSVs under construction in India, out of which $3.4 million were drawn down under our loan facility with DVB Bank AG and Natixis.

On January 26, 2012, we drew down the $10.0 million available under the Senior Credit Loan signed with OFID on December 16, 2011.

On February 13, 2012, we sold an additional five newbuilt jumbo dry barges to the same third party. In addition, in accordance with such Master Agreement, the buyers purchased our pushboat Cavalier VIII for $3.9 million.

On February 13, 2012, according to Section 10.10 of the indenture pursuant to which our 7.25% Convertible Senior Notes Due 2017 were issued, the Conversion Rate of the Convertible Notes was adjusted from 133.1691 shares of Common Stock per $1,000 principal amount of Convertible Notes or an exercise price of $7.51 per share, to 163.1321 shares of Common Stock per $1,000 principal amount of Convertible Notes or an exercise price of $6.13 per share.

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

Revenues

In our River Business, we currently contract for the carriage of cargoes, in the majority of cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel. When transporting containers or vehicles, we charge our clients on a per-trip per unit basis. In addition, we derive revenues from the sale of new barges built at our Punta Alvear yard to third parties.

In our Offshore Supply Business, we contract substantially all of our capacity under time charters to a charterer in Brazil. We may decide to employ our Indian-built PSVs in the North Sea spot and/or term market.

In our Ocean Business, we currently contract our tanker vessels on a time charter basis. In addition, we sell space on our container feeder vessels on a per Twenty Foot-Equivalent Unit, or TEU, basis which is very similar to a COA basis as far as recording of revenues and voyage expenses. Some of the differences between time charters and COAs are summarized below.

Time Charter (TC)

•	We derive revenue from a daily rate paid for the use of the vessel and

•	the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

•	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo and

•	we pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

Time charter revenues accounted for 33% of the total revenues derived from transportation services in 2011 and COA revenues accounted for 67%. With respect to COA revenues derived from transportation service in 2011, 80% were in respect of repetitive voyages for our regular customers and 20% were in respect of single voyages for occasional customers.

Our river container vessels are paid on a rate based on each container shipped and is expressed in dollars per TEU. By comparison, these vessels' results are expressed similar to those vessels operating under a COA.

In our River Business, demand for our cargo carrying services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

In our Offshore Supply Business, we currently have seven of our PSVs operating under long-term charters with Petrobras in Brazil while our recently delivered Chinese-built PSV, UP Jasper, has initiated a time charter with Nexen Petroleum UK Limited in the North Sea.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during 2011.

 Expenses

Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel and marine insurance costs.

In addition to the vessel operating expenses, our other primary operating expenses in 2011 included general and administrative expenses related to ship management and administrative functions.

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

In our Ocean Business, through our container feeder operation, our operating expenses include bunker costs which are fully covered by us, port expenses, Terminal Handling Costs, or THC, incurred in the regular operation of our container feeder service, agency fees paid by us to third parties. It also includes container leasing, storage and insurance expense.

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

Through our Offshore Supply Business, we hold a lease for office space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We also own office space and hold a sublease to an additional office at Avenida Leandro N. Alem 986, Capital Federal, Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.

Foreign Currency Transactions

During 2011, 95% of our revenues were denominated in U.S. dollars. Also, for the year ended December 31, 2011, 4% of our revenues were denominated and collected in Brazilian reais and 1% were denominated and collected in British pounds. However, 38% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During 2011 significant amounts of our expenses were denominated in U.S. dollars and 9% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

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

Inflation, Rates of Exchange Variation and Fuel Price Increases

Inflationary pressures in the South American countries in which we operate may not be compensated in the short term by equivalent adjustments in the rate of exchange between the U.S. dollar and the local currencies. Additionally, revaluations of the local currencies against the U.S. dollar, even in the absence of inflation, have an incremental effect on the portion of our operating expenses incurred in those local currencies measured in U.S. dollars. Please see Foreign Currency Transactions.

If the London market for dollar loans between banks were to become volatile the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market would widen. Interest in most loan agreements in our industry has been based on published LIBOR rates. After the financial crisis of the end of 2008, however, lenders have insisted on provisions that entitle them, in their discretion, to replace published LIBOR as the base for the interest calculation with their own cost-of-funds rate. Since then, we have been required to include similar provisions in some of our financings. If our lenders were to use the interest rate on their costs of funds instead of LIBOR in connection with such provisions, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

As of December 31, 2011, the Company had $75.0 million of LIBOR-based variable rate borrowings under its credit facilities with IFC and OFID subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum.

Additionally, as of December 31, 2011, the Company had other variable rate debt (due 2012 through 2021) totaling $142.4 million. These debts call for the Company to pay interest based on LIBOR plus a 120-365 basis point margin range. Recently, the $93.6 million facility with DVB and Natixis for the financing of our PSVs under construction in India has, within the terms and condition contained in the relevant loan agreement, used a cost of funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2011, the weighted average interest rate on these borrowings was 3.1%.

A 1% increase in LIBOR or a 1% increase in the cost of funds used as base rate by some of our lenders would translate to a $1.4 million increase in our interest expense per year, which would adversely affect our earnings.

We have negotiated fuel price adjustment clauses in most of our contracts in the River Business. However, we may experience temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (either positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly. Similarly, in some of our trades the adjustment formula may not be one hundred percent effective to reimburse us for fuel price fluctuations. Additionally, as our re-engining and repowering program progresses and more pushboats in our fleet start to consume heavy fuel (as opposed to diesel oil), the adjustment formulas in our transportation contracts will gradually cease to reflect the change in our fuel costs, resulting in gradually larger misalignments between such adjustments and our fuel purchases.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply and cost of fuel. During their positioning voyage from their delivery shipyard up to their area of operation and if and when a vessel is off-hire for technical or commercial reasons, fuel consumption will be for owners' account.

In our Ocean Business, for those vessels that operate under time charters, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on the results of those vessels which are time chartered to third parties, since it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, however, freight rates for voyage charters are fixed on a per ton basis including bunker fuel for our account, which is calculated for the voyage at an assumed cost. A rise or fall in bunker prices may have a temporary negative or positive effect on results as the case may be as the actual cost of fuel purchased for the performance of a particular voyage or COA may be higher or lower than the price considered when calculating the freight for that particular voyage. Generally, in the long term, freight rates in the market should be sensitive to variation in the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level.

In our container feeder operation, the operation of our two container feeder vessels, M.V. Asturiano and M.V. Argentino, involves some degree of fuel price fluctuation risk since we have to pay for the cost of bunkers and although we can adjust our rates per TEU in connection with these variations, we may not always be able to, or may even be unable to, pass these variations to our customers (either fully or partially) in the future, which could have an adverse effect on our results of operations.

Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we employ our Product Tankers on time charters so there is no seasonality effect, while our container feeder service experiences a somewhat slower season during the first quarter due to the congestion at the main discharge terminal in Patagonia in connection with the cruise tourist season.

Results of Operations

Year Ended December 31, 2011, Compared to Year Ended December 31, 2010

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars. Operations of our Passenger Business are presented as discontinued on a net of tax basis.

	Year Ended December 31,
	2011	2010	Percent Change
Revenues
Attributable to River Business	$174,594	$120,024	45%
Attributable to Offshore Supply Business	64,606	54,283	19%
Attributable to Ocean Business	65,282	56,138	16%
Total revenues	304,482	230,445	32%

Voyage and manufacturing expenses
Attributable to River Business	(87,021)	(46,661)	86%
Attributable to Offshore Supply Business	(4,083)	(3,493)	17%
Attributable to Ocean Business	(21,148)	(11,429)	85%
Total voyage expenses	(112,252)	(61,583)	82%

Running costs
Attributable to River Business	(45,698)	(34,041)	34%
Attributable to Offshore Supply Business	(34,769)	(26,144)	33%
Attributable to Ocean Business	(31,888)	(29,154)	9%
Total running costs	(112,355)	(89,339)	26%

Amortization of drydocking and intangible assets	(4,253)	(4,491)	-5%
Depreciation of vessels and equipment	(34,891)	(29,880)	17%
Administrative and commercial expenses	(29,604)	(27,051)	9%
Other operating income, net	8,257	617	1238%
Operating profit	19,384	18,718	4%

Financial expense and other financial income (expenses), net	(37,978)	(26,417)	44%
Financial income	332	399	-17%
Gains on derivatives	(16)	10,474	-100%
Investment in affiliates	(1,073)	(341)	215%
Other, net	(621)	(875)	-29%
Total other income (expenses)	(39,356)	(16,760)	135%
(Loss) income from continuing operations before income taxes	$(19,972)	$1,958
Income tax benefit (expenses)	1,737	(6,363)
(Loss) from continuing operations	(18,235)	(4,405)	314%

(Loss) from discontinued operations	$--	$(515)	-100%
Net Loss	$(18,235)	$(4,920)	271%
Net income (loss) attributable to non-controlling interest	570	451	26%
Net (loss) attributable to Ultrapetrol (Bahamas) Limited	(18,805)	(5,371)	250%

Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) from continuing operations	(18,805)	(4,856)	287%
(Loss) from discontinued operations	--	(515)	-100%
Net (loss) attributable to Ultrapetrol (Bahamas) Limited	(18,805)	(5,371)	250%

Revenues. Total revenues from our River Business increased by 45% from $120.0 million in 2010 to $174.6 million in 2011. This $54.6 million increase is mainly attributable to a 14% increase in net tons transported which translated into a $16.0 million increase in revenues, a $14.4 million increase related to increases in freight revenues as a result of the fuel adjustment formula in our contracts of affreightments, coupled with a $2.6 million increase due to changes in cargo mix and average price increases and $2.5 million increase in other river revenues. The remaining $19.1 million increase is explained by the sale of twenty dry bulk cargo barges constructed at our yard in Punta Alvear for third parties.

Total revenues from our Offshore Supply Business increased by 19% from $54.3 million in 2010 to $64.6 million in 2011. This $10.3 million increase is primarily attributable to the $8.7 million additional revenue generated by our UP Turquoise which commenced its charter with Petrobras on March 12, 2011, to an increase in revenues of $2.7 million of our vessels UP Esmeralda and UP Safira on account of their fewer operational days during the first quarter of 2010 due to their positioning from the North Sea to Brazil in addition to time lost for their registration in Brazil, coupled with a $2.4 million increase on account of our UP Jasper which had a 10-day spot operation while repositioning from China to the North Sea in addition to its charter initiation with Nexen on September 29, 2011; partially offset by a $2.4 million decrease in revenues of our UP Agua-Marinha and UP Topazio on account of their drydocks held on the first quarter and second quarter of 2011, respectively, to a $0.9 million decrease related to the offhire days of our UP Rubi on account of repairs during the first quarter of 2011 and to a $0.2 million decrease on account of the drydock undergone by our UP Diamante during the fourth quarter of 2011.

Total revenues from our Ocean Business increased $9.1 million, from $56.1 million in 2010 to $65.3 million in 2011, or 16%. This increase is mainly attributable to a combined $26.3 million increase in revenues of our vessels M.V. Asturiano and M.V. Argentino which commenced operation on May 21, 2010, and January 10, 2011, respectively, coupled with a combined $2.5 million increase in revenues of our Product Tankers on account of charter rate adjustments in accordance with manning expense increases; partially offset by an $15.0 million decrease in revenues on account of the sale of our Princess Marisol and Princess Katherine which were sold and delivered on April 23, 2010, and September 15, 2010, respectively, and to a $4.2 million decrease related to the re-delivery of the Mediator I, which was under bareboat charter to us, on October 6, 2010.

Voyage and manufacturing expenses. In 2011, voyage and manufacturing expenses of our River Business were $87.0 million, as compared to $46.7 million for 2010, an increase of $40.3 million, or 86%. This increase is attributable to $17.1 million increase related to higher fuel costs associated to higher fuel prices and larger volumes consumed consistent with an increase in the volume of cargo transported, to a $12.7 million increase related to the manufacturing expenses incurred in the construction of barges for third parties in our Punta Alvear yard and to a $10.5 million increase related to higher port expenses, such as charge and discharge expenses, port dues and agency fees and third party harbor tug expenses, mainly attributable to larger volumes carried, as well as higher costs.

In 2011, voyage expenses of our Offshore Supply Business were $4.1 million, as compared to $3.5 million in 2010. This increase of $0.6 million, or 17%, is primarily attributable to a $1.3 million increase related to the positioning voyages of our UP Turquoise and UP Jasper from China to Brazil and the North Sea, respectively, coupled with a $0.2 million increase related to the operation of those vessels in their respective markets; partially offset by a $0.6 million decrease in the brokerage commissions of our UP Rubi, UP Agua-Marinha, UP Topazio and UP Diamante related to the greater off-hire days of these vessels during 2011, coupled with a $0.5 million decrease related to an importation tax incurred by our UP Esmeralda and UP Safira during 2010 when they were moved into Brazil.

In 2011, voyage expenses of our Ocean Business were $21.1 million, as compared to $11.4 million for 2010, an increase of $9.7 million, or 85%. This increase is primarily attributable to a $15.2 million increase in voyage expenses of our vessels M.V. Asturiano and M.V. Argentino which commenced operation on May 21, 2010, and January 10, 2011, respectively, and whose bunker costs and port expenses are borne by us; partially offset by a $1.8 million decrease on account of the hire expenses of the Austral as a result of its bareboat contract renewal with her owners at a lower rate, a $1.5 million decrease on account of the re-delivery of the Mediator I to its owners (under bareboat charter to us) on October 6, 2010, and a $1.2 million decrease on account of the sale of our Princess Marisol and Princess Katherine on April 23, 2010, and September 15, 2010, respectively.

Running costs. In 2011, running costs of our River Business were $45.7 million, as compared to $34.0 million in 2010, an increase of $11.7 million, or 34%. This increase in costs is mainly attributable to a $10.0 million increase in crew and maintenance costs as well as other running costs.

In 2011, running costs of our Offshore Supply Business were $34.8 million, as compared to $26.1 million in 2010, an increase of $8.7 million, or 33%. This increase in running costs is mainly attributable to a $5.0 million increase on account of the delivery of our UP Turquoise and UP Jasper on December 20, 2010, and June 10, 2011, respectively, coupled with a general increase in crew and maintenance costs of our PSV fleet of $3.7 million mainly attributable to the revaluation of the local currency against the U.S. dollar for part of 2011.

In 2011, running costs of our Ocean Business were $31.9 million, as compared to $29.2 million in 2010, an increase of $2.7 million, or 9%. This variation results mainly from a $6.0 million increase in running costs of our vessels M.V. Asturiano and M.V. Argentino which were delivered to us on April 16, 2010, and December 14, 2010, respectively, coupled with a $4.8 million increase in crew and maintenance costs of our Tanker vessels and Parana Petrol; partially offset by a $5.7 million decrease in running costs of our Capesize vessels Princess Nadia, Princess Marisol and Princess Katherine which were sold and delivered on January 28, 2010, April 23, 2010, and September 15, 2010, respectively, and by a $2.3 million decrease related to the re-delivery of the Mediator I on October 6, 2010, which was under bareboat charter to us. Also, in general, inflation in the local currency not reflected in an equivalent variation of the rate of exchange affected negatively our running costs for the period.

Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets in 2011 was $4.3 million, as compared to $4.5 million, a decrease of $0.2 million, or 5%. This decrease is primarily attributable to a $0.6 million decreased level of amortization of drydock of our dry barges and to the elimination of the amortization of drydock of $0.5 million on our sold Capesize vessel Princess Katherine; partially offset by an increased level of amortization of drydock of $0.5 million for our PSV fleet, coupled with an increased level of amortization of drydock of $0.4 million of our Amadeo Product Tanker.

Depreciation of vessels and equipment. Depreciation increased by $5.0 million, or 17%, to $34.9 million in 2011, as compared to $29.9 million in 2010. This increase is primarily attributable to $2.8 million associated to the entry into operation of our jumbo barges built at Punta Alvear, Argentina, by a $2.7 million increase in depreciation of our vessels M.V. Asturiano, M.V. Argentino, UP Turquoise and UP Jasper, which were delivered to us on April 16, 2010, December 14, 2010, December 20, 2010, and June 10, 2011, respectively, and by a $0.7 million increased depreciation related to the certification works performed on our Parana Petrol prior to its entry into operation; partially offset by a $1.6 million lower depreciation of our Capesize vessels Princess Marisol and Princess Katherine which were sold in 2010.

Administrative and commercial expenses. Administrative and commercial expenses were $29.6 million in 2011 as compared to $27.1 million in 2010, resulting in an increase of $2.5 million, or 9%. This increase is associated with increases in legal and other fees and increases in the cost of shore based personnel in our Ocean, River and Offshore Supply Businesses mainly as a result of general inflation in the local currency not reflected in an equivalent variation of the rate of exchange.

Other operating income, net. Total other operating income increased from $0.6 million in 2010 to $8.3 million in 2011, a $7.7 million increase. This increase is mainly explained by a $4.8 million increase related to a favorable arbitration settlement of our River Business subsidiary, $1.5 million loss of hire coverage insurance for the time lost by our UP Rubi during the first quarter of 2011, to a $1.3 million loss of hire coverage insurance for the time lost by our UP Diamante, and to a $0.6 million increase on account of an insurance claim of our UP Jasper; partially offset by $0.8 million loss of hire insurance cover for time lost of our UP Esmeralda in the first quarter of 2010.

Operating profit. Operating profit for the year 2011 was $19.4 million, an increase of $0.7 million from $18.7 million operating profit in 2010. This increase is mainly attributable to a $3.2 million increase in our River Business operating profit from $10.2 million in 2010 to $13.1 million in 2011 including a $4.8 million increase related to a favorable arbitration settlement with a former client and by a $4.5 million operating profit resulting from barge sales to third parties, partially offset by higher operating costs; to a $0.4 million increase in operating profit of our Offshore Supply Business driven mainly by a $3.3 million increase related to the entry into operation of our UP Turquoise on March 12, 2011, and by a $2.2 million increase of our UP Esmeralda and UP Safira on account of their positioning from the North Sea to Brazil where they operated at higher rates than they obtained during 2010 in the North Sea, partially offset by a $4.4 million decrease of our UP Agua-Marinha and UP Topazio on account of their drydocks held on the first quarter and second quarter of 2011, respectively; and to a $2.6 million decrease in operating profit of our Ocean Business from a $2.1 million operating loss in 2010 to a $4.7 million operating loss in 2011 driven mainly by a $5.1 million decrease in operating profit related to the sale of our Capesize vessels Princess Marisol and Princess Katherine coupled with a $3.8 million general increase in costs in local currency, partially offset by a $5.2 million increase due to the operation of our two feeder container vessels M.V. Asturiano and M.V. Argentino.

Financial expense and other financial income (expenses), ne. Financial expense and other financial expenses increased $11.6 million to $38.0 million in 2011, as compared to $26.4 million in 2010. This increase is mainly attributable to a $5.5 million increase in financial expenses due to the issuance of the Convertible Notes, to a $2.1 million increase related to exchange rate differences, a $1.4 million increase related to the commitment fee and margin rate increase in our $93.6 million DVB-Natixis facility, to a $1.0 million increase related to the drawdowns under the DVB – Banco Security financing in connection with the deliveries of our UP Turquoise and UP Jasper, to a $0.8 million increase related to the interest capitalization on our $61.3 million DVB loan, and to a $0.4 million increase in the interest rate as a result of an interest rate collar derivative entered into with IFC in May 2010.

Financial income. Financial income in 2011 decreased by $0.1 million to $0.3 million from $0.4 million in 2010. This decrease is mainly attributable to lower interest received on lower average cash balances.

Gains on derivatives. Gain on derivative instruments decreased to zero in 2011, from $10.5 million in the same period of 2010. This decrease is attributable to the closing of our derivatives contracts due to the sale of our Capesize vessels Princess Nadia, Princess Marisol and Princess Katherine which were sold and delivered on January 28, 2010, April 23, 2010, and September 15, 2010, respectively.

Income taxes benefit (expenses). Income taxes benefit increased by $8.1 million, from an income tax expense of $6.4 million in 2010 to an income tax benefit of $1.7 million in 2011. This change is mainly explained by a decrease of $2.6 million in the current income tax expense and for a change of $5.4 million in the deferred income tax from a deferred income tax expense of $1.8 million in 2010 to a deferred income tax benefit of $3.6 million in 2011. The decrease in the current income tax expense is mainly explained by a decrease of $1.7 million in the income tax expense of our Offshore Supply Business operations in Brazil and for a one-time payment in 2010 of $1.3 million made to the tax authorities of Paraguay in full settlement of a claim pertinent to years 2002 to 2004; partially offset by an increase of $0.5 million in the income tax in Argentina. The change in the deferred income tax is mainly explained by a decrease of $4.7 million of the provision of the deferred tax for unrealized exchange differences in our Brazilian subsidiary due to the devaluation of the Brazilian real during 2011 as compared to a revaluation during 2010.

Non-controlling interest. Non-controlling interest increased by $0.1 million to $(0.6) million in 2011 as compared to $(0.5) in 2010. This increase is attributable to higher results of our subsidiary in the Offshore Supply Business where we have a non-controlling partner that owns 5.56% of our Offshore Supply Business.

(Loss) from discontinued operations. Losses from discontinued operations, net of tax, decreased by $0.5 million from a loss of $0.5 million in 2010 to zero in 2011. This decrease in loss is attributable to the expenses and overhead related to our passenger vessel Blue Monarch which remained in lay up during 2009 until it was delivered to her new buyers on February 5, 2010.

Year Ended December 31, 2010, Compared to Year Ended December 31, 2009

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

	Year Ended December 31,
	2010	2009	Percent Change
Revenues
Attributable to River Business	$120,024	$79,477	51%
Attributable to Offshore Supply Business	54,283	35,419	53%
Attributable to Ocean Business	56,138	105,633	-47%
Total revenues	230,445	220,529	4%

Voyage expenses
Attributable to River Business	(46,661)	(36,566)	28%
Attributable to Offshore Supply Business	(3,493)	(3,169)	10%
Attributable to Ocean Business	(11,429)	(20,840)	-45%
Total voyage expenses	(61,583)	(60,575)	2%

Running cost
Attributable to River Business	(34,041)	(29,285)	16%
Attributable to Offshore Supply Business	(26,144)	(18,172)	44%
Attributable to Ocean Business	(29,154)	(32,575)	-11%
Total running costs	(89,339)	(80,032)	12%

Amortization of drydocking and intangible assets	(4,491)	(4,143)	8%
Depreciation of vessels and equipment	(29,880)	(37,609)	-21%
Loss on write-down of vessels	--	(25,000)
Administrative and commercial expenses	(27,051)	(25,065)	8%
Other operating income, net	617	2,844	-78%
Operating profit (loss)	18,718	(9,051)

Financial expense and other financial income (expenses), net	(26,417)	(23,237)	14%
Financial income	399	340	17%
Gains on derivatives	10,474	241	4,246%
Investment in affiliates	(341)	(28)	1,136%
Other, net	(875)	(707)	24%
Total other income (expenses)	(16,760)	(23,391)	-28%
Income (loss) from continuing operations before income taxes	$1,958	$(32,442)
Income taxes (expenses) benefit	(6,363)	(5,355)	19%
(Loss) Income from continuing operations	(4,405)	(37,797)	-88%

(Loss) from discontinued operations	$(515)	$(2,131)	-76%
Net Loss	$(4,920)	$(39,928)	-88%
Net income (loss) attributable to non-controlling interest	451	(90)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(5,371)	(39,838)	-87%

Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) from continuing operations	(4,856)	(37,707)	-87%
(Loss) from discontinued operations	(515)	(2,131)	-76%
Net (loss) attributable to Ultrapetrol (Bahamas) Limited	(5,371)	(39,838)	-87%

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

Total revenues from our Offshore Supply Business increased by 53% from $35.4 million in 2009 to $54.3 million in 2010. This $18.9 million increase is primarily attributable to the $6.6 million additional revenue generated by a full year operation of our UP Rubi delivered on August 7, 2009, to an increase in revenues of $7.2 million of our vessels UP Esmeralda and UP Safira which entered into long term charters with Petrobras in February 2010 after repositioning from the North Sea in December 2009, to the additional $2.6 million generated by the operation of our UP Agua-Marinha and UP Diamante under their renewed long-term time charters with Petrobras in Brazil at higher rates and to a $2.5 million increase in revenues of our UP Topazio which operated in Brazil during the whole of 2010, as opposed to 2009 when her repositioning generated a total time loss of 49 days.

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

In 2010, voyage expenses of our Ocean Business were $11.4 million, as compared to $20.8 million for 2009, a decrease of $9.4 million, or 45%. This decrease is primarily attributable to a $13.4 million decrease in voyage expenses of our Capesize vessels Princess Susana, Princess Nadia, Princess Marisol and Princess Katherine which were sold in December 2009 and January, April and September 2010, respectively; partially offset by a $3.7 million increase in voyage expenses due to the entry into operation of our feeder container vessel M.V. Asturiano in May 2010.

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

In 2010, running costs of our Ocean Business were $29.2 million, as compared to $32.6 million in 2009, a decrease of $3.4 million, or 10%. This variation results mainly from a $10.2 million decrease in running costs of our Capesize vessels Princess Susana, Princess Nadia, Princess Marisol and Princess Katherine which were sold in December 2009, January, April and September 2010, respectively; partially offset by a $3.6 million increase in running costs of our vessel M.V. Asturiano which initiated operation in May 2010 and by a $2.3 million increase in crew and maintenance costs of our Product tanker fleet.

Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets in 2010 was $4.5 million, as compared to $4.1 million, an increase of $0.4 million, or 10%. This increase is primarily attributable to a $0.5 million increase in drydock amortization of our PSV fleet (UP Esmeralda, UP Safira, UP Diamante), a joint amortization of drydock of our Amadeo and Princess Katherine of $0.6 million, a $0.3 million increase of the drydock amortization of our River fleet; partially offset by a reduced level of amortization of drydock of $0.7 million on the recently sold Capesize vessels Princess Susana and Princess Nadia and decrease of $0.4 million due to the full amortization of certain intangible assets of Ravenscroft Ship Management.

Depreciation of vessels and equipment. Depreciation decreased by $7.7 million, or 21%, to $29.9 million in 2010, as compared to $37.6 million in 2009. This decrease is primarily attributable to the sale of our Capesize vessels Princess Susana, Princess Nadia, Princess Katherine and Princess Marisol which accounted for a reduction of $13.3 million; partially offset by a $1.8 million increase in depreciation associated to the start of operation of our new shipyard at Punta Alvear, a $1.3 million increase in our dry barge fleet depreciation on our River Business, a $0.7 million increase related to the start of operations of our UP Rubi in August 2009 and a $0.5 million increase due to the start of operations of our container feeder vessel M.V. Asturiano delivered on April 16, 2010.

Administrative and commercial expenses. Administrative and commercial expenses were $27.1 million in 2010 as compared to $25.1 million in 2009, resulting in an increase of $2.0 million or 8%. This increase is mainly associated with $1.1 million increase in legal and other fees and $0.9 million increase in cost of personnel.

Loss on write-down of vessels. Loss on write-down of vessels was nil for 2010 as compared to the non-cash loss of $25.0 million included in 2009 corresponding to an impairment of the book value of our Princess Marisol.

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

Financial expense and other financial income (expenses). Financial expense and other financial expenses increased $3.2 million to $26.4 million in 2010, as compared to $23.2 million in 2009. This increase is mainly attributable to exchange rate fluctuations of foreign currencies against the U.S. dollar in 2010 as compared to 2009 coupled with an increase in amortized debt costs and an increase in interest expenses due to the discontinuation of interest capitalization upon start of operations at our Punta Alvear Yard; partially offset by a decrease in the average LIBO rate in 2010 compared to 2009.

Financial income. Financial income in 2010 increased by $0.1 million to $0.4 million from $0.3 million in 2009. This increase is mainly attributable to a higher cash balance held on average in 2010 as compared to 2009; partially offset by lower average interest rates in 2010 than the previous year.

Gains on derivatives. Gain on derivative instruments increased $10.3 million to $10.5 million in 2010, from $0.2 million in 2009. This increase was primarily attributable to a $10.5 million realized gain on the remaining FFA positions outstanding in 2010 as a result of the de-classification of those positions as cash from hedges for accounting purposes.

Income taxes (expenses). The income tax expense for 2010 was $6.4 million, compared to an expense of $5.4 million in 2009. This $1.0 million increase of the income tax expense is mainly attributable to the increase in the income tax expense of our Offshore Business deriving from the entry into operation of six PSVs in the Brazilian market as opposed to only four and a half, on average, during 2009 and the income tax expense of our River Business operations which includes a one-time payment in 2010 of $1.3 million made to the tax authorities of Paraguay in full settlement of a claim pertaining to years 2002 to 2004; partially offset by a lower provision of the deferred tax for unrealized exchange differences in our Brazilian subsidiary due to the lower revaluation of the Brazilian real during 2010 as compared to 2009.

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

At December 31, 2011, we had aggregate indebtedness of $513.0 million, consisting of $180.0 million aggregate principal amount of our 2014 Notes, $80.0 million aggregate principal amount of our Convertible Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. under a senior loan facility with DVB Bank AG, or DVB, of $7.8 million and $16.9 million under a loan facility with BNDES, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $53.2 million under two senior loan facilities with DVB and $37.5 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $31.1 million under a senior loan facility with DVB and Natixis as co-lenders, indebtedness of our subsidiary Stanyan Shipping Inc. of $9.3 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $7.2 million under a senior loan facility with Nordea Bank, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $60.0 million in the aggregate under two senior loan facilities with International Finance Corporation, or IFC, indebtedness of our subsidiary UABL Paraguay S.A. of $15.0 million under a senior loan facility with The OPEC Fund for International Development, or OFID, and indebtedness of our subsidiaries UABL Paraguay S.A. and Riverpar S.A. of $15.0 million under a senior loan facility with IFC and OFID as co-lenders and accrued interest of $4.8 million. Please refer to "Description of Credit Facilities and Other Indebtedness" elsewhere herein.

At December 31, 2011, we had cash and cash equivalents on hand of $34.1 million.

Operating Activities

During the year ended December 31, 2011, we generated $14.8 million in cash flow from operations compared to $18.9 million in the year ended December 31, 2010. This decrease of $ 4.1 million, or 22%, in cash flow from operations is mainly attributable to $12.6 million additional cash used to fund increases in assets, to $2.1 million of cash used in the decrease of liabilities and to a $2.6 million increase in funds used for general and administrative expenses; partially offset by $7.6 million increase in cash provided by other operating income coupled with $4.7 million decrease in cash used to fund drydocking expenditures. Finally, the Gross Profit Contribution, or GPC, overall increase in cash during the period was $0.4 million, resulting from an increase of $2.6 million in our GPC from our River Business mostly as a result of the higher net tons transported and higher average freight rates, coupled with the increase in GPC of our Offshore Supply Businesses of $1.1 million as a result of the operations of our UP Turquoise and UP Jasper which commenced their operations on March 12, 2011, and September 29, 2011, respectively; partially offset by the decrease in GPC of our Ocean Business of $3.3 million.

During the year ended December 31, 2010, we generated $18.9 million in cash flow from operations compared to $38.7 million in the year ended December 31, 2009. Cash flow from operating activities decreased by $19.8 million, to $18.9 million in 2010, from $38.7 million in 2009. This decrease of 51% in cash flow from operations is mainly attributable to $21.5 million additional cash used to fund increases in assets, partially offset by $14.5 million in cash generated by an increase in liabilities, coupled with a $3.0 million increase in cash used to fund drydocking expenditures (mainly in our Offshore Supply Business), a $2.3 million decrease in cash provided by other operating income and with a $2.5 million increase in funds used for general and administrative expenses. Finally, the GPC overall increase in cash used during the period was $0.4 million, resulting from a decrease of $36.7 million in our GPC from our Ocean Business, which was almost entirely offset by the respective increases in GPC by our River and Offshore Supply Businesses of $25.7 million and $10.6 million respectively, mainly attributable to larger volumes carried on the River Business, to improved rates and more operating days on our Offshore fleet now fully operating in Brazil.

Investing Activities

During the year ended December 31, 2011, $35.5 million in the construction of new barges in our Punta Alvear, $9.4 million to refurbish barges and pushboats, $8.1 million related to the re-engining program, $6.6 million to fund the acquisition and commissioning of two line pushboat and one port pushboat, $2.4 million to complete the refurbishment and re-engining of our new pushboat Pampero I, $2.0 million to fund the construction of an additional port pushboat and $1.9 million for our new barge building yard, in our River Business; $13.5 million to fund the advances on the four PSVs that are being constructed in India and $5.2 million to fund the advances on the two PSVs delivered during 2011 from China, in our Offshore Supply Business; $2.1 million to fund additional improvements and steel replacement on our Parana Petrol , $1.8 million for the acquisition of office space in Buenos Aires, Argentina, $0.8 million to fund repairs made to our feeder container vessel, M.V. Argentino and we disbursed $0.1 million to acquire secondhand containers for our container feeder service, in our Ocean Business.

Financing Activities

Net cash provided by financing activities was $11.6 million during the year ended December 31, 2011, compared to $87.6 million during the year ended December 31, 2010, a $76.0 million decrease in cash provided by financing activities. This decrease in cash flow provided by financing activities is mainly attributable to a $76.1 million decrease in net proceeds from issuance of 7.25% Senior Convertible Notes due 2017, an increase of $25.5 million in revolving credit facility repayments, an increase of $2.0 million in scheduled repayments of long-term financial debt; partially offset by an increase of $16.9 million in proceeds from long-term financial debt, an increase of $10.5 million in revolving credit facility borrowings and by a $0.2 million increase in net cash provided by other financial activities.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring other assets including second-hand ocean vessels, rebottoming some of our barges, funding the construction of barges in our new shipyard at Punta Alvear and replacing the engines in our line pushboats with new engines that burn heavy fuel which has been historically less expensive than the types of fuel currently used. We estimate that for 2012, our total investment in new barge construction, rebottoming of existing barges and reengining of our line pushboats, will range between $12.5 million and $25.0 million. We currently estimate that the construction of new vessels that are currently on order in India will require additional funds of approximately $26.4 million (provided no late delivery penalties are applied to the shipyard), which will be mainly financed with the undrawn proceeds committed under the DVB / Natixis loan facility. We expect to disburse an aggregate amount of $3.0 million in drydock expenses.

We may order additional vessels and or incur other capital expenditures, which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

 Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Critical accounting policies are those that reflect significant judgments or uncertainties and potentially lead to materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements.

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

We earn our revenues under time charters, bareboat charters, consecutive voyage charters or affreightment / voyage contracts and contracts for sale of barges to third parties. We earn and recognize revenue from time charters and bareboat charters on a daily basis. Within the shipping industry, there are two methods used to account for consecutive voyage charters or affreightment / voyage contracts: (1) ratably over the estimated length of each voyage and (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge- to-discharge basis. In applying its revenue recognition method, management believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy.

In our River Business we use the completed contract method for river barges built, which typically has construction periods of 30 days or less. Contracts are considered complete when title has passed, the customer has accepted the river barges and we do not retain risks or rewards of ownership of the river barges. Losses are accrued if manufacturing costs are expected to exceed manufacturing contract revenue.

Manufacturing expenses are primarily composed of steel costs which is the largest component of our raw materials and the cost of labor.

We account for multiple element arrangements, in accordance with ASC 605-25. For such transactions, revenue on arrangements that include multiple elements is allocated to each element based on the relative fair value of each element and fair value is determined by vendor-specific objective evidence of fair value (VSOE).

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

We compute depreciation net of the estimated scrap value, which is equal to the product of each vessel's lightweight tonnage and estimated scrap value in US dollars per lightweight ton, or lwt. We use scrap value at the time the vessel was purchased or delivered by the shipyard, which will likely fluctuate over time. The estimated scrap value ranges from $180 to $300 per lwt. Estimated scrap values are based on price levels in effect at the time vessels are purchased.

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

Drydocking

Within the shipping industry, two methods are used to account for drydockings: (1) the deferral method, in which drydocking costs are capitalized and then amortized over the estimated period to the next scheduled drydocking and (2) the incurred method, in which drydocking costs are expensed as incurred. We use the deferral method and amortize drydocking costs on a straight-line basis over the period to the next drydock, generally 24 to 36 months. The costs we incur at the dry-dock yard are mainly comprised of steel renewals, painting the vessel's hull and sides, recoating cargo and fuel tanks and performing engine and equipment maintenance activities which have to be made in order to bring or keep the vessel into compliance with classification standards. We expense expenditures for maintenance and minor repairs as we incur them. We believe the deferral method better matches costs with revenue than expensing the costs as incurred. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the amortization expense if the subsequent drydock is expected earlier than anticipated. In estimating the periods, we primarily have relied upon actual experience with the same or similar vessels types, current and projected future market information and recommendations from classification societies.

Impairment of long-lived assets

We perform tests for impairment of long-lived assets whenever events or circumstances suggest that long-lived assets may not be recoverable. An impairment is only deemed to have occurred if the forecasted undiscounted future cash flows related to the assets are less than the carrying value of the assets. If the forecasted cash flows from long lived assets are less than the carrying value of such assets, then we must write down the carrying value to its estimated fair value. This assessment is made at the individual vessel level if separately identifiable cash flow information for each vessel is available. The cash flow period is based on the remaining lives of the vessels, which range from 4 to 24 years. Forecasting future cash flows involves the use of significant estimates and assumptions. Revenue and expense assumptions used in the cash flow projections are consistent with internal projections and reflect our current economic outlook.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, estimated scrap values and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

During 2009, given the overriding effects of the global economic slowdown, demand for the dry-bulk Ocean Business vessels was soft. Accordingly, based upon the information that was known to it as of December 31, 2009, the Company recorded an impairment charge of $25.0 million to write down the carrying amount of its Capesize vessel, Princess Marisol, to its estimated fair value as of December 31, 2009.

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

We believe our FFAs have been highly effective during their term in offsetting changes in cash flow attributable to the volatility in spot market rates in our Ocean Business. When FFAs are in effect we perform both a prospective and retrospective assessment to this effect, at least quarterly, including assessing the possibility of counterparty default. If we determine that a derivative is no longer expected to be highly effective, we discontinue hedge accounting prospectively and recognize subsequent changes in the fair value of the hedge on our consolidated statements of income. The Company assesses the effectiveness of the hedging program using the dollar offset method. Under this method hedge effectiveness is measured by comparing the overall changes in the expected cash flows of the hedge contracts with the changes in the expected cash flows for the forecasted time charter revenues.

As a result of the sale of our vessels Princess Marisol and Princess Katherine, as described in the Developments in 2010 section, FFA positions maturing between May and December 2010 were no longer probable of occurring and thus no longer qualified as effective cash flow hedges. During the year ended December 31, 2010, the Company recorded an aggregate realized gain of $10.7 million.

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

In our River Business, we have most of our freight agreements adjusted by a bunker price adjustment formula, in other cases we have periodic renegotiations which adjust for fuel prices and in other cases we adjust the fuel component of our cost into the freights on a seasonal or yearly basis as our COAs roll over.

Interest Rate Fluctuation

We are exposed to market risk from changes in interest rates, which may adversely affect our results of operations and financial condition.

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with IFC through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75.0 million (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69% and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. As of December 31, 2011, and 2010 the aggregate fair value of the collar resulted in a loss of $2.0 million and $0.6 million, respectively. During 2011 and 2010 we incurred unrealized losses from the collar amounting to $2.0 million and $1.1 million, respectively, and we also incurred realized losses of $1.0 million and $0.4 million, respectively. Should LIBOR remain at levels below 1.69% which is our floor, we will continue to incur losses from this financial instrument.

We have two interest rate swaps maturing through 2018 with an aggregate notional amount of $9.4 million at December 31, 2011. We entered into these agreements to hedge our exposure to interest rate fluctuations with respect to our borrowings in our Offshore Supply Business. These agreements call for the Company to pay a fixed interest rate of 6.122% and 6.37%, respectively, and receive interest payments based on LIBOR. As of December 31, 2011, and 2010 the aggregate fair value of the swaps resulted in a loss of $0.9 million and $0.3 million, respectively. During 2011 and 2010 we incurred unrealized losses from the swaps amounting to $0.6 million and zero, respectively and we also incurred realized losses of $0.2 million and zero, respectively.

Additionally, as of December 31, 2011, the Company had other variable rate debt (due 2012 through 2021) totaling $142.4 million. These debts call for the Company to pay interest based on LIBOR plus a 120-365 basis point margin range. Recently, the $93.6 million facility with DVB and Natixis for the financing of our PSVs under construction in India has, within the terms and condition contained in the relevant loan agreement, used a cost of funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2011, the weighted average interest rate on these borrowings was 3.1%.

A 1% increase in LIBOR or a 1% increase in the cost of funds used as base rate by some of our lenders would translate to a $1.4 million increase in our interest expense per year, which would adversely affect our earnings.

Foreign Currency Fluctuation

We are an international company and while our financial statements are reported in U.S. dollars, some of our operations are conducted in foreign currencies. We use the U.S. dollar as our functional currency and therefore our future operating results may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. A large portion of our revenues is denominated in U.S. dollars as well as a significant amount of our expenses. However, changes in currency exchange rates could affect our reported revenues and even our margins if costs incurred in multiple currencies are different than, or proportionally different from, the currencies in which we receive our revenues. We maintain tax credits in local currencies, which may be negatively impacted if those currencies revalue relative to the U.S. dollar.

Forward Freight Agreements

As stated in the Baltic Exchange's website ( www.balticexchange.com), "Forward Freight Agreements, or FFAs, are 'over the counter' products made on a principal-to-principal basis. As such, they are flexible and not traded on any exchange. Contracts traded will normally be based on the terms and conditions of the FFABA standard contracts amended as agreed between the principals. The main terms of an agreement cover: (a) the agreed route, (b) the day, month and year of settlement, (c) contract quantity and (d) the contract rate at which differences will be settled. Settlement is between counter parties in cash typically within five days following the settlement date. Commissions will be agreed between principal and broker. The broker, acting as intermediary only, is not responsible for the performance of the contract. Cleared contracts, instead, also known simply as futures, are settled on a daily basis through a clearing house and settlements are based on a close-of-play trading price. At the end of each day, traders pay or receive the difference between the price of the paper contract and the market index."

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

At December 31, 2011, there are no outstanding positions on FFAs.

Description of Credit Facilities and Other Indebtedness

9% First Preferred Ship Mortgage Notes due 2014

On November 24, 2004, we completed an offering of $180.0 million of 9% First Preferred Ship Mortgage Notes due 2014, or the 2014 Notes, through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S, or the Note Offering. The net proceeds of the Note Offering were used to repay our 10.5% First Preferred Ship Mortgage Notes due 2008, or the Prior Notes, certain other existing credit facilities and to fund an escrow account.

 Interest on the Notes is payable semi-annually on May 24 and November 24 of each year. The Notes are senior obligations guaranteed by some of our subsidiaries directly involved in our Ocean and River Businesses. The Notes are secured by first preferred ship mortgages on 13 river pushboats, two oceangoing barges and 335 river barges.

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

Upon the occurrence of a change of control event, each holder of the Notes shall have the right to require us to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. A change of control means:

•
if any person beneficially owns more than 35% of our voting stock and Inversiones Los Avellanos S.A., or Los Avellanos, Hazels (Bahamas) Investments Inc., or Hazels, SIPSA S.A. and their affiliates, or the Permitted Holders, together beneficially own a lesser percentage and do not control the election of the majority of the board of directors of the Company, or

•
during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office; or

•
our merger or consolidation with or into another Person or the merger of another Person with or into us, or the sale of all or substantially all of our assets (determined on a consolidated basis) to another person other than (A) a transaction in which the survivor or transferee is a person that is controlled by the Permitted Holders or (B) a transaction following which (1) in the case of a merger or consolidation transaction, holders of securities that represented 100% of our common stock eligible to vote on matters requiring a shareholder vote immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the common stock eligible to vote on matters requiring a shareholder vote of the surviving Person in such merger or consolidation transaction immediately after such transaction and (2) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a subsidiary of the transferor of such assets.

In the first quarter of 2005, pursuant to a registration rights agreement, we completed a registered exchange offer in which we exchanged registered Notes for the Notes that were originally issued in order to allow the Notes to be eligible for trading in the public markets.

7.25% Convertible Senior Notes due 2017

On December 23, 2010, we closed the offering of $80.0 million aggregate principal amount of convertible senior notes due 2017, or the Convertible Notes, which consisted of $70.0 million aggregate principal amount of notes and the full exercise of the initial purchasers' overallotment option of $10.0 million. The Convertible Notes were offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and non-U.S. persons in accordance with Regulation S promulgated under the Securities Act, by the initial purchasers of the notes.

The Convertible Notes are fully payable on January 15, 2017, and pay interest semi-annually in arrears, in January 15 and July 15 each year, at the rate of 7.25% per annum.

Holders of the Convertible Notes may convert their notes, at their option, into shares of common stock of the Company, at any time prior to January 15, 2017. The conversion rate will equal 163.1321 shares of common stock per $1,000 (one thousand U.S. dollars) principal amount of the Convertible Notes (equivalent to an initial conversion price of $6.13 per share of our common stock). The conversion rate may be subject to further adjustment in accordance with the indenture governing the Convertible Notes.

Only on and after January 15, 2015, do all, but not less than all, the Convertible Notes become redeemable for cash by us at 100% of their principal amount.

The Convertible Notes contain a "reset" feature wherefrom the conversion rate was adjusted on February 13, 2012, as a consequence of the fact that the volume weighted average price of our common stock for each of the 20 trading days beginning on January 17, 2012, was less than $6.13 per share.

The Convertible Notes are senior, unsecured obligations and rank or will rank equal in right of payment with our existing and future senior, unsecured debt and will be senior in right of payment to any future debt that is expressly subordinated to the notes. The Convertible Notes will be structurally subordinated to all debt and other liabilities and commitments of our subsidiaries, including trade payables and any guarantees that they may provide with respect to any of our existing or future debt and will be effectively subordinated to any secured debt that we may incur to the extent of the assets securing such debt.

As of December 31, 2011, no conversions were exercised by holders of the Convertible Notes.

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

This loan is divided into two tranches:
 – Tranche A, amounting to $13.0 million, shall be repaid by (i) 120 consecutive monthly installments of $75,000 each beginning in March 2006 and (ii) a balloon repayment of $4.0 million together with the 120th installment. The loan accrues interest at LIBOR rate plus a margin of 2.25% per annum, and

– Tranche B, amounting to $2.0 million, shall be repaid by 36 consecutive monthly installments of $56,000 each beginning in March 2006 which accrues interest at LIBOR rate plus a margin of 2.875% per annum.

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

The aggregate outstanding principal balance of the loan was $7.8 million at December 31, 2011.

Loan Agreement with DVB Bank AG (DVB AG) of up to $61.3 million:

On December 28, 2006, UP Offshore (Bahamas) Ltd., as Borrower, entered into a $61.3 million loan agreement with DVB AG for the purpose of refinancing three PSVs named UP Esmeralda, UP Safira and UP Topazio. The loan is divided into two advances and shall be repaid by 40 consecutive quarterly installments as set forth in the repayment schedule therein.

The loan must be repaid by (i) 9 consecutive quarterly installments of $1.2 million each beginning in March 2007 followed by 3 consecutive quarterly installments of $1.3 million each, 25 of $1.1 million and 3 of $1.3 million and (ii) a balloon repayment of $16.0 million payable simultaneously with the 40th quarterly installment. The loan accrues interest at LIBOR plus 1.20% per annum.

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

The aggregate outstanding principal balance of the loan was $38.3 million at December 31, 2011.

Loan Agreement with Natixis of $13.6 million:

On January 29, 2007, Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina ) as Borrower and Ultrapetrol (Bahamas) Limited as Guarantor and Holding Company entered into a $13.6 million loan agreement with Natixis for the purpose of providing post delivery financing of one Panamanian flag small product tanker named Alejandrina .

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

The aggregate outstanding principal balance of the loan was $9.3 million at December 31, 2011.

Loan Agreement with DVB Bank AG (DVB AG) of $25.0 million:

On October 31, 2007, UP Offshore (Bahamas) Ltd., as Borrower, entered into a $25.0 million loan agreement with DVB AG for the purpose of providing post delivery financing of one Brazilian flag PSV named UP Diamante.

The loan shall be repaid by (i) 8 consecutive quarterly installments of $0.75 million each beginning in February 2008 followed by 24 consecutive quarterly installments of $0.5 million each and 8 of $0.25 million and (ii) a balloon repayment of $5.0 million payable simultaneously with the 40th quarterly installment. The loan accrues interest at LIBOR plus 1.50% per annum.

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

The aggregate outstanding principal balance of the loan was $15.0 million at December 31, 2011.

Loan Agreement with Nordea Bank Finland PLC (Nordea Bank) of $20.2 million:

On November 30, 2007, Hallandale Commercial Corp., as Borrower, Ultrapetrol (Bahamas) Ltd., as Guarantor, and Tuebrook Holdings Inc., as Pledgor, entered into a $20.2 million loan agreement with Nordea Bank for the purpose of providing post delivery financing of our Panamanian flag Product Tanker, Amadeo.

The loan shall be repaid by (i) 12 consecutive quarterly installments of $0.8 million each beginning in March 2008 followed by 12 consecutive quarterly installments of $0.5 million each and (ii) a balloon repayment of $5.2 million payable simultaneously with the 24th quarterly installment. The loan accrues interest at LIBOR plus 1.25% per annum. The loan is secured by a mortgage on the Amadeo and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

On June 5, 2009, we agreed with Nordea Bank Finland PLC to fully and voluntarily prepay $4.1 million of the outstanding amount without any contractual penalty or breakage costs. As from that date, the loan shall be repaid by (i) the remaining 6 consecutive quarterly installments of $0.6 million each followed by 12 consecutive quarterly installments of $0.4 million each and (ii) a balloon repayment of $4.1 million payable simultaneously with the 18th quarterly installment. The loan accrues interest at LIBOR plus 1.25% per annum.

The aggregate outstanding principal balance of the loan was $7.2 million at December 31, 2011.

Loan Agreement with DVB Bank AG (DVB AG) and Natixis of up to $93.6 million:

On June 24, 2008, Ingatestone Holdings Inc., as Borrower and Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business), as joint and several Guarantors, entered into a senior secured term loan facility of up to $93.6 million with DVB AG and Natixis, as co-lenders, to finance the construction and delivery of our four PSVs being constructed in India.

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

On December 9, 2010, we amended the loan. As part of the amendment, the availability period was extended through June 30, 2012, and the margin over LIBOR was increased to 3.0% p.a. during the vessel's construction and to 2.0% p.a. as from delivery.

On November 30, 2011, we signed a second amendment to the loan agreement, which extended the availability period through December 31, 2012, on a vessel by vessel basis.

As of December 31, 2011, we have drawn down $31.1 million as first advance all of the Tranche A applicable to our four PSVs under construction in India.

Loan Agreement with International Finance Corporation (IFC) of $25.0 million:

On September 15, 2008, UABL Paraguay S.A., as Borrower, and IFC entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan has a grace period of 4 years followed by 9 consecutive semi-annual installments of $1.09 million and 8 consecutive semi-annual installments of $1.90 million, beginning in June 2012. The loan accrues interest at LIBOR plus a spread between 1.875% and 3.250%, obtained from the Guarantor Prospective Debt Service Coverage ratio as indicated in the agreement, beginning with 3.00% in December 2008.

The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps), among others.

The aggregate outstanding principal balance of the loan was $25.0 million at December 31, 2011.

Loan Agreement with International Finance Corporation (IFC) of $35.0 million:

On September 15, 2008, UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (all our subsidiaries in the River Business), as Borrowers, and IFC entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

The loan has a grace period of 4 years followed by 9 consecutive semi-annual installments of $1.52 million and 8 consecutive semi-annual installments of $2.66 million, beginning in June 2012. The loan accrues interest at LIBOR plus a spread between 1.875% and 3.250%, obtained from the Guarantor Prospective Debt Service Coverage ratio as indicated in the agreement, beginning with 3.00% in December 2008.

The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps), among others.

The aggregate outstanding principal balance of the loan was $35.0 million at December 31, 2011.

Loan Agreement with The OPEC Fund for International Development (OFID) of $15.0 million:

On November 28, 2008, UABL Paraguay S.A., as Borrower, and OFID entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

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

The aggregate outstanding principal balance of the loan was $15.0 million at December 31, 2011.

Loan Agreement with BNDES of $18.7 million:

On August 20, 2009, UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary in the Offshore Supply Business) as Borrower entered into an $18.7 million loan agreement with BNDES to partially post-finance the construction of our PSV UP Rubi.

The loan must be repaid by 204 consecutive monthly installments of $0.1 million each beginning in April 2010. The loan accrues interest at 3.0% fixed rate per annum until maturity on March 2027.

The loan is secured by a Stand-By Letter of Credit (SBLC) facility dated as of October 30, 2009, of up to $21.5 million issued by DVB Bank SE and guaranteed by Ultrapetrol (Bahamas) Limited. The SBLC accrues a fee fixed at 2.0% per annum on the outstanding amount and a fee equal to 1.0% on the settlement date on the settlement amount.

As Facility Guarantor, UP Offshore (Bahamas) Ltd., under the SBLC facility, shall maintain certain financial covenants including: (i) an average balance of available cash in a demand deposit of not less than $5.0 million during each financial year, (ii) an equity ratio of not less than 30%, (iii) a minimum equity of $75.0 million and (iv) a ratio of consolidated EBITDA to consolidated debt service of at least 1.5.

 The aggregate outstanding principal balance of the loan was $16.9 million at December 31, 2011.

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

Each advance shall be repaid by (i) 32 consecutive quarterly installments of $0.4 million and (ii) a balloon repayment of $6.7 million concurrently with the 32nd quarterly installment. The loan accrues interest at LIBOR plus 3.0% per annum.

The aggregate outstanding principal balance of the loan was $37.5 million at December 31, 2011.

Loan Agreement with International Finance Corporation (IFC) of $15.0 million:

On December 2, 2011, UABL Paraguay S.A. and Riverpar S.A. as joint and several Borrowers, and IFC entered into a loan agreement to partially finance: (i) the construction and acquisition of 64 additional barges, (ii) the modification to 9 existing pushboats necessary to replace their engines, (iii) the re-bottoming of 50 existing barges and (iv) the construction and acquisition of additional pushboats and ancillary equipment.

The loan has a grace period of 2 years followed by 17 consecutive semi-annual installments of $0.9 million beginning in June 2013. The loan accrues interest at LIBOR plus 3.65% per annum.

The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps), among others.

The aggregate outstanding principal balance of the loan was $15.0 million at December 31, 2011.

Loan Agreement with The OPEC Fund for International Development (OFID) of $10.0 million:

On December 15, 2011, UABL Paraguay S.A. and Riverpar S.A. as joint and several Borrowers, and OFID entered into a parallel loan agreement to partially finance: (i) the construction and acquisition of 64 additional barges, (ii) the modification to 9 existing pushboats necessary to replace their engines, (iii) the re-bottoming of 50 existing barges and (iv) the construction and acquisition of additional pushboats and ancillary equipment.

The loan has a grace period of 2 years followed by 17 consecutive semi-annual installments of $0.6 million beginning in June 2013. The loan accrues interest at LIBOR plus 3.65% per annum.

The loan is secured through a collateral sharing agreement with the IFC. The loan requires certain financial ratios and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps), among others.

At December 31, 2011, no disbursement has been made in accordance with such facility.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable.

D.           TREND INFORMATION

We believe the following developments and initiatives will have a significant impact on the operations of our various businesses.

River Business

•
Expansion and fuel efficiency initiatives – We continue working on our re-engining program for which we have contracted and received 25 heavy fuel engines with MAN Diesel. Such program was initiated in June 2006 and consists of replacing diesel engines in 11 of our main line pushboats with new engines that will burn heavy fuel oil which has been historically less expensive than the types of fuel currently used. As of December 31, 2011, we have completed the installation of 10 engines and put into operation four of our main pushboats, including one newbuilding. Three pushboats with 7 more engines are currently under conversion.

•
The pushboat Zonda I has already begun its operation on May 22, 2010, and Pampero I has been operational since December 21, 2011. They both have 3 heavy fuel propelled engines totaling 8,300 HP which make them the most powerful pushboats in the Hidrovia.

•
Construction of new barge building yard – On December 15, 2009, we inaugurated our barge building yard in Punta Alvear, Argentina. For our own account, the yard has since built 21 jumbo tank barges and 37 jumbo dry barges up to and including December 31, 2011. The yard was at a production rate of one jumbo dry barge per week basis one shift and, basis a second shift, increased it to approximately 1.7 barges per week. We expect that the successive addition of barges to our fleet will significantly increase our carrying capacity positively impacting our future revenues. In addition, we expect that the new yard will also build barges for third parties with a positive impact on earnings.

Offshore Supply Business

•
New vessels – Our eighth PSV, UP Jasper, which was under construction in China, was delivered to us in June 2011. In addition, we have four PSVs under construction in India, the first of which, UP Jade, is expected to be delivered during the second quarter of 2012.

Ocean Business

•
Container feeder service – Regular service with two vessels, M.V. Asturiano and M.V. Argentino. The Southbound leg has remained at high utilization rates with healthy rates while we have increased the utilization rate in the northbound leg also to high levels with domestic cargoes returning to Buenos Aires and transshipment cargoes which are loaded from other southern ports in Patagonia such as Bahia Blanca or Puerto Madryn and carried with our service to Buenos Aires for export. Growth opportunity still available in Patagonia service and possible expansion to Brazil which is Argentina's main commercial partner and whose demand may provide us with opportunities to call ports in the southern part of the country.

 E.           OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following schedule summarizes our contractual obligations and commercial commitments as of December 31, 2011. The amounts below include both principal and interest payments.

 Contractual Obligations

		Payments due by period
	Total	Current (a)	Two to three years (b)	Four to five years (c)	After five years (d)
	(Dollars in thousands)
1. Long – term debt obligations (e)
- DVB Bank AG (up to $15.0 million)
● Tranche A	$7,750	$900	$1,800	$5,050	$--
● Tranche B	--	--	--	--	--
- DVB Bank AG (up to $61.3 million)	38,250	4,300	8,600	25,350	--
- DVB Bank AG (up to $25.0 million)	15,000	2,000	4,000	3,000	6,000
- Nordea Bank Finland PLC	7,212	1,568	5,644	--	--
- Natixis	9,303	908	1,816	1,816	4,763
- IFC UABL Paraguay	25,000	2,174	4,348	5,163	13,315
- IFC UABL	35,000	3,044	6,087	7,228	18,641
- OFID	15,000	1,304	2,609	3,098	7,989
- DVB / Natixis (up to $93.6 million)
● Tranche A	31,050	863	4,777	4,777	20,633
● Tranche B	--	--	--	--	--
- BNDES	16,928	1,110	2,220	2,220	11,378
- 9% Senior Notes 2014 ($180.0 million)	180,000	--	180,000	--	--
- DVB-Security (up to $40 million)	37,500	3,333	6,667	6,667	20,833
- 7.25% Senior Convertible Notes 2017 ($80.0 million)	80,000	--	--	--	80,000
- IFC UABL III Loan (up to $15.0 million)	15,000	--	3,529	3,529	7,942
- OFID UABL III Loan (up to $10.0 million)	--	--	--	--	--

Total long – term debt obligations	$512,993	$21,504	$232,097	$67,898	$191,494

Estimated interest on long-term debt obligations
- DVB Bank AG (up to $15.0 million)
● Tranche A	$445	133	216	96	--
● Tranche B	--	--	--	--	--
- DVB Bank AG (Up to $61.3 million)	2,529	663	1,090	776	--
- DVB Bank AG (Up to $25.0 million)	1,209	301	475	314	119
- Nordea Bank Finland PLC	217	123	94	--	--
- Natixis	777	272	274	209	22
- IFC UABL Paraguay	5,730	1,104	1,908	1,519	1,199
- IFC UABL	8,021	1,546	2,671	2,126	1,678
- OFID	3,437	662	1,145	911	719
- DVB / Natixis (up to $93.6 million)
● Tranche A	7,452	1,405	2,193	1,823	2,031
● Tranche B	--	--	--	--	--
- BNDES	3,950	501	897	763	1,789
- DVB Bank SE (SBLC)	873	437	436	--	--
- 9% Senior Notes 2014 ($180.0 million)	48,600	16,200	32,400	--	--
- DVB-Security (up to $40.0 million)	7,985	1,579	2,714	2,137	1,555
- 7.25% Senior Convertible Notes 2017 ($80.0 million)	31,900	5,800	11,600	11,600	2,900
- IFC UABL III Loan (up to $15.0 million)	3,542	645	1,173	872	852
- OFID UABL III Loan (up to $10.0 million)	--	--	--	--	--

Total estimated interest on long – term debt obligations	126,667	31,371	59,286	23,146	12,864

2. Operating lease obligations	$6,272	$2,912	$3,061	$299	$--

3. Purchase obligations
- Vessel construction
● Bharati Shipyard (f)	30,818	30,818	--	--	--

Total purchase obligations	$30,818	$30,818	$--	--	--

Total Contractual Obligations	676,750	86,605	294,444	91,343	204,358

(a)	Represents the period from January 1, 2012 through December 31, 2012.
(b)	Represents the period from January 1, 2013 through December 31, 2014.
(c)	Represents the period from January 1, 2015 through December 31, 2016.
(d)	Represents the period after December 31, 2016.
(e)	Represents principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2011. Amounts do not include interest payments.
(f)
$30,818 of pending contractual obligations fully financed with pre-delivery proceeds from the DVB/Natixis loan facility. Additionally, such loan facility provides up to $33,600 as post-delivery financing subject to compliance with certain covenants.

The interest rate and term assumptions used in these calculations are contained in the following table:

Obligation	Principal at December 31, 2011	Interest Rate		Period From-To
- DVB Bank AG (up to $15.0 million)
● Tranche A	$7,750	1.78%		01/01/2012 – 02/14/2016
● Tranche B	--	1.78%		--
- DVB Bank AG (up to $61.3 million)	38,250	1.78%		01/01/2012 – 12/14/2016

- DVB Bank AG (up to $25.0 million)	15,000	2.08%		01/01/2012 – 10/31/2017

- Nordea Bank Finland PLC	7,212	1.83%		01/01/2012 – 12/5/2013

- Natixis (up to $13.6 million)	9,303	6.38%		01/01/2012 – 02/20/2012
- Natixis (up to $13.6 million)	9,076	1.78%		02/21/2012 – 02/21/2017

- IFC UABL Paraguay	25,000	4.44%		01/01/2012 – 06/15/2020

- IFC UABL	35,000	4.44%		01/01/2012 – 06/15/2020

- OFID	15,000	4.44%		01/01/2012 – 06/15/2020

- DVB / Natixis (up to $93.6 million)

● Tranche A	31,050	4.85	% (1)	01/01/2012 – 12/31/2019 (1)
● Tranche B (2)	--	--		--

- BNDES	16,928	3.00%		01/01/2012 – 03/10/2027

- DVB Bank SE (SBLC)	21,500	2.00%		01/01/2012 – 11/11/2013

- DVB-Security (up to $30.0 million)	28,125	3.58%		01/01/2012 – 12/31/2018
- DVB-Security (up to $10.0 million)	9,375	6.39%		01/01/2012 – 12/31/2018

- IFC UABL III Loan (up to $15.0 million)	15,000	4.23%		01/01/2012 – 06/15/2021
- OFID UABL III Loan (up to $10.0 million)	--	4.23%		26/01/2012 – 06/15/2021

(1)
Tranche A carries interest at 4.85% per annum until the delivery date of the corresponding vessel. As from delivery, Tranche A's spread is adjusted downwards by 1% and, thus, an interest rate of 3.85% is used in the table here above as from the assumed delivery dates of each PSV.

(2)	See note (f) here above. Tranche B was not drawn down as of December 31, 2011.

Interest expense calculations begin on January 1, 2012, end on the respective maturity dates and are based on contractual terms with the exception of the IFC/OFID credit facilities and DVB/Security credit facility. The Company, through its subsidiaries, has entered into interest rate collar and interest rate swap agreements related to borrowings under its IFC/OFID and DVB/Security credit facilities, respectively, whereby it has converted most of its variable rate borrowings into fixed rate borrowings. For purpose of this table, the Company has assumed the fixed rates of interest in calculating its obligations.

We believe, based upon current levels of operation, that cash flow from operations, combined with other sources of funds, will provide adequate liquidity to fund required payments of principal and interest on our debt, including interests under the 2014 Notes and the Convertible Notes, complete anticipated capital expenditures and fund working capital requirements.

           Our ability to make scheduled payments of principal, or to pay interest on, or to refinance, our indebtedness, including the 2014 Notes and the Convertible Notes, or to fund planned capital expenditures will depend on our ability to generate cash from our operations in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

G.           SAFE HARBOR

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this annual report.

ITEM 6. – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Our board of directors is elected annually and each director elected holds office until his successor has been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. George Wood has agreed to serve on our audit committee. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our executive officers and directors is H&J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

Name	Age	Position
Felipe Menendez Ross	57	Chief Executive Officer, President and Director
Ricardo Menendez Ross	62	Executive Vice President and Director
Leonard J. Hoskinson	58	Chief Financial Officer, Secretary and Director
Michael C. Hagan	65	Director
George Wood	66	Director
Fernando Barros Tocornal	54	Director
Alberto G. Deyros	56	Chief Accountant

Biographical information with respect to each of our directors, executives and key personnel is set forth below.

Felipe Menendez Ross. Mr. Menendez has been President, Chief Executive Officer and a Director of the Company since incorporation in December 1997 and is the brother of Ricardo Menendez. Mr. Menendez commenced his career in shipping in 1974. He is President and has been a Director of Ultrapetrol S.A. since its incorporation in 1992 as well as the President and CEO of UABL. Mr. Menendez is also a Director of SIPSA S.A., or SIPSA, a Chilean publicly traded company controlled by the Menendez family. Mr. Menendez has been, and continues to be, actively involved in other businesses associated with the Menendez family, as well as other companies affiliated with SIPSA.

Ricardo Menendez Ross. Mr. Menendez is the Executive Vice President of the Company and CEO of UP Offshore and has been a Director of the Company since incorporation in December 1997 and is the brother of Felipe Menendez. Mr. Menendez began his career in the shipping industry in 1970 with Compania Chilena de Navegacion Interoceania S.A. and has continuously been involved in the management of the Menendez family's shipping interests. He is the President of Oceanmarine and has been the Executive Vice President and a Director of Ultrapetrol S.A. since it was formed in 1992. Mr. Menendez is also a Director of SIPSA and remains involved in the management of other Menendez family businesses. Mr. Menendez has been a member of the board of The Standard Steamship Owners' Protection & Indemnity Association (Bermuda) Limited (a member of the International Group of Protection & Indemnity Associations) since 1993 and is currently its Chairman. Mr. Menendez is also a Director of UABL.

Leonard J. Hoskinson. Mr. Hoskinson is the Chief Financial Officer of the Company, was appointed Director of the Company in March 2000 and assumed the position of Secretary six months later. Mr. Hoskinson has been employed by the Company and its affiliates for over 22 years. Prior to that, he had an international banking career spanning over 20 years specializing in ship finance and culminating as the Head of Shipping for Marine Midland Bank NA in New York (now part of the HSBC banking group). He is also a Director of UABL.

Michael C. Hagan. Mr. Hagan has been a Director since October 2006. He has served as Chief Executive Officer of American Commercial Lines (ACL) from 1991 to 2003 and has served as Executive Vice President from 1989 to 1991. ACL was at the time one of the largest inland river-oriented businesses engaged in barge transportation, marine terminal and marine equipment manufacturing businesses with peak sales of $850.0 million. Mr. Hagan started his career within ACL in American Commercial Barge Lines (ACBL), a subsidiary of ACL, where he was responsible for the sales and marketing of their inland barge operation. He then became Sales VP for CSX Transportation Railroad, with sales volume of $2.5 billion per annum in bulk and manufactured products as well as liquid chemicals. Mr. Hagan holds a B.S. in Business Administration from Brescia University. Mr. Hagan is a member of the National Waterways Foundation board of Directors and is a past Chairman of the American Waterways Operators.

George Wood. Mr. Wood has been a Director since October 2006. He has recently retired as managing director of Chancery Export Finance LLC (Chancery), a firm licensed by the Export Import Bank of the United States of America (ExIm Bank). Chancery provides ExIm Bank guaranteed financing for purchase of U.S. manufactured capital goods by overseas buyers. Prior to his designation as Managing Director of Chancery, Mr. Wood worked as Managing Director of Baltimore based Bengur Bryan & Co. (Bengur Bryan) providing investment-banking services to transportation related companies in the global maritime, U.S. trucking, motor coach and rail industries. Before his employment with Bengur Bryan in 2000, Mr. Wood was employed for 27 years in various managerial positions at the First National Bank of Maryland which included managing the International Banking Group as well as the bank's specialized lending divisions in leasing, rail, maritime and motor coach industries, encompassing a risk asset portfolio of $1.2 billion. Mr. Wood is a member of the board of Baltic Trading Inc. as well as part of the Audit Committee and Nominating and Governance Committee. Baltic Trading Inc. is a shipping company focused on the dry bulk industry spot market and is currently trading on the NYSE. Mr. Wood holds a B.S. in Economics and Finance from University of Pennsylvania and an MBA from University of North Carolina and became a CPA in 1980. Mr. Wood presently serves as member of the Boards of Atlanta-based Infinity Rails and Wawa Inc. Mr. Wood recently served for two years on the Board of LASCO Shipping Co.

Fernando Barros Tocornal. Mr. Barros is an Attorney and founding partner of the Chilean law firm of Barros & Errazuriz. Mr. Barros has vast experience in commercial, corporate and tax law, with an extensive practice in connection with the creation and development of financial, industrial and service companies. Likewise, Mr. Barros is a member of the National Board of Arbitrators, appointed by the President of Chile and is also a member of the Arbitration and Mediation Center of the Chamber of Commerce of Santiago and of the National Center of Arbitration, as well as acting as a private arbitrator. As part of his academic activities, Mr. Barros was a professor of Commercial and Economic Law; he is a member of the Board of Universidad Finis Terrae, where he also served as Dean of the School of Law between 2000 and 2003. He is also a member of the Consulting Committee of the Pro Bono Foundation of Chile and part of the board of the Chilean non profit association for the entrepreneur development and corporate governance, ICARE. Mr. Barros is also a Director of Chilean listed companies including SIPSA S.A., the Chilean parent company of Ultrapetrol (Bahamas) Ltd.

Alberto G. Deyros. Mr. Deyros is the Chief Accountant of the Company and was appointed in April 2006. Mr. Deyros has been employed by the Company and its subsidiaries for more than ten years. Prior to that, he specialized in ship administration management over a period of more than 20 years. Mr. Deyros is a Certified Public Accountant and a graduate of Universidad de Buenos Aires.

B.           COMPENSATION

The aggregate annual net cost to us for the compensation paid to members of the board of directors and our executive officers was $4.3 million for the fiscal year ended December 31, 2011. Neither the Company nor any of its subsidiaries provides retirement benefits.

In connection with our IPO we granted in September 2006 to certain members of our board of directors stock options for 348,750 shares of common stock with an exercise price of $11 per share. These options expire ten years after their issuance date. To date, none of these options had been exercised by their holders.

Management Agreements

For the day to day management of our operations, we and / or our subsidiaries have entered into administrative and management agreements to provide specific services for our operations. We refer you to "Related Party Transactions" in Item 7.B of this report.

C.           BOARD PRACTICES

Our audit committee is composed of Mr. Wood, who is one of our independent directors and is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Our corporate governance practices are in compliance with Bahamian law and we are exempt from many of the corporate governance provisions of the Nasdaq Marketplace Rules other than those related to the establishment of an audit committee.

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

•
In lieu of an audit committee comprising three independent directors, our audit committee will have at least one member, which is consistent with Bahamian law. The member of the audit committee is a financial expert. We cannot guarantee that at least one member of our audit committee will continue to meet this description.

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

•
In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Bahamian law requirements, our memorandum of association provides that related party transactions must be approved by disinterested directors and in certain circumstances, supported by a fairness opinion.

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

The employment agreements of the executive members of our board of directors contain standard termination provisions (which include termination: (i) upon death or disability, (ii) with or without cause, and (iii) with or without good reason).

D.           EMPLOYEES

As of December 31, 2011, we employed 1,467 employees, consisting of 554 land-based employees and 913 seafarers as crew on our vessels, of which 312 were in our River Business, 168 were in our Offshore Supply Business and 433 were in our Ocean Business. This represents a 15% increase with respect to December 31, 2010, mainly attributable to more operational pushboats in the river at December 31, 2011, as compared to December 31, 2010, to the entry into operation of our UP Turquoise and UP Jasper on March 12, 2011, and September 29, 2011, respectively and to the entry into operation of our feeder container vessel M.V. Argentino on January 10, 2011. Some of these employees were employed through various manning agents depending on the nationality as listed below:

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

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth information regarding the owners of more than five percent of our common stock as of March 15, 2012. The address of Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc. is Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

Name	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned	Voting Percentage
Inversiones Los Avellanos S.A. (1) (2) (3) (10)	7,864,085	26.2%	71.0%
Hazels (Bahamas) Investments Inc. (1) (2) (4) (10)	7,864,085	26.2%	71.0%
FMR LLC (5)	4,789,465	16.0%	6.3%
Franklin Resources, Inc. (6)	2,543,517	8.5%	3.3%
Wellington Management Company, LLP (7)	2,059,199	6.9%	2.7%
Marathon Asset Management LLP (8)	2,021,397	6.7%	2.6%
All directors and executive officers as a group (9) (10)	9,026,379	29.7%	72.2%

The table here above does not consider for the purposes of calculating number of shares owned and the related percent of shares beneficially owned, any holdings disclosed by holders of our Convertible Notes due 2017 as of the date here above.

(1)
Inversiones Los Avellanos S.A., or Los Avellanos, and Hazels (Bahamas) Investments Inc., or Hazels, are each entitled to seven votes for each share of common stock that they hold since the Company's IPO in October 2006 as well as for any seven-vote shares originally held by Solimar Holdings Ltd. and later purchased by either Los Avellanos or Hazels.

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

(4)	3,128,568 shares (2,977,849 entitled to seven votes per share and 150,719 entitled to one vote per share) plus 4,735,517 shares owned by Los Avellanos (all of them entitled to seven votes per share).

(5)	Based on Nasdaq OMX Corporate Intelligence, except for voting percentage which is based on Company calculations.

(6)
As per Schedule 13G/A filed with US Securities and Exchange Commission on February 9, 2012, except for voting percentage which is based on Company calculations. Company does not make any representation on the accuracy of the information filed by third parties included here for information purposes only.

(7)
As per Schedule 13G filed with US Securities and Exchange Commission on February 14, 2012, except for voting percentage which is based on Company calculations. Company does not make any representation on the accuracy of the information filed by third parties included here for information purposes only.

(8)
As per Schedule 13G/A filed with US Securities and Exchange Commission on January 30, 2012, except for voting percentage which is based on Company calculations. Company does not make any representation on the accuracy of the information filed by third parties included here for information purposes only.

(9)
Los Avellanos and Hazels are controlled by members of the Menendez family, including Felipe Menendez R., our President, Chief Executive Officer and a director, and Ricardo Menendez R., our Executive Vice President and a director. Los Avellanos is a wholly-owned subsidiary of SIPSA S.A. and Hazels is 99.8% owned by Los Avellanos.

(10)
Includes 733,797 shares of restricted stock issued to companies controlled by our Chief Executive Officer, our Executive Vice President and our Chief Financial Officer. Includes 348,750 shares of common stock issuable within 60 days upon exercise of options granted to these companies which have vested, as well as 79,747 shares of restricted stock issued to our non-executive directors as part of their compensation for the services rendered to us as board members.

 During 2010, Hazels (Bahamas) Investments Inc. acquired 2,977,690 shares of the Company from Solimar Holdings Ltd.

In connection with the Approved Share Buyback Plan dated October 24, 2011, the Company has not bought back shares of its common stock as of December 31, 2011.

B.           RELATED PARTY TRANSACTIONS

There are no revenues derived from transactions with related parties for each of the years ended December 31, 2011, 2010 and 2009. As of December 31, 2011, 2010 and 2009, the balances of the accounts receivable from and payables to all related parties were approximately $6.5 million, $5.4 million and $5.0 million, respectively.

Shipping Services Argentina S.A. (Formerly I. Shipping Services S.A.)

We and our subsidiaries also contract with related parties for various services. Pursuant to a commercial agreement and an agency agreement with us, Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) has agreed to perform the duties of commercial agent for our container feeder service and port agent for us in Argentina. Shipping Services Argentina S.A. is indirectly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay Shipping Services Argentina S.A. commissions and fees. For each of the years ended December 31, 2011, 2010 and 2009 the amounts paid and / or accrued for such services amounted to $0.5 million, $0.2 million and $0.1 million, respectively. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

Certain of our directors and senior management hold similar positions with our related parties. Felipe Menendez R., who is our President, Chief Executive Officer and a director, is also a director of Maritima SIPSA S.A. and Shipping Services Argentina S.A. Ricardo Menendez R., who is our Executive Vice President and one of our directors, is also the President of Shipping Services Argentina S.A. and is a director of Maritima SIPSA S.A. In light of their positions with such entities, these officers and directors may experience conflicts of interest in selecting between our interests and those of Maritima SIPSA S.A. and Shipping Services Argentina S.A.

Navalia S.A. (Formerly Navalia S.R.L)

Pursuant to a commercial and an agency agreement with us, Navalia S.A., or Navalia, has agreed to perform the duties of commercial agent for our container feeder service and port agent for us in Ushuaia, Argentina. Navalia is directly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay Navalia commissions and fees. For the year ended December 31, 2011, the amounts paid and / or accrued for such services amounted to $3.0 million. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

Commercial Commissions paid to Firmapar Corp. (Formerly Comintra Enterprise Ltd.)

In 2003, UP Offshore (Bahamas) Ltd. signed a commercial agreement with Firmapar Corp., or Firmapar, one of its shareholders. Under this agreement Firmapar agreed to assist UP Offshore (Bahamas) Ltd. regarding the commercial activities of UP Offshore (Bahamas) Ltd.'s fleet with the Brazilian offshore oil industry. Firmapar's responsibilities, among others, include marketing the PSVs in the Brazilian market and negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.

The parties agreed that Firmapar's professional fees under this agreement shall be 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd. on a monthly basis.

Firmapar's services in connection with this agreement began on June 25, 2003, and, unless terminated earlier, end on June 25, 2013.

UP Offshore (Bahamas) Ltd. may terminate this agreement (a) at any time upon 30 days notice if (i) PSVs representing more than 50% of the gross time charter revenues of UP Offshore (Bahamas) Ltd. arising from contracts in Brazil are sold or (ii) Ultrapetrol and LAIF cease owning, jointly or separately, more than 50% of UP Offshore (Bahamas) Ltd.'s outstanding voting stock; (b) Firmapar breaches any material term of this agreement; (c) in the event of gross negligence or material failure to perform the services by Firmapar, or (d) upon mutual agreement.

In the event of termination under subsections (a) or (d) above, such termination shall not be effective unless and until UP Offshore (Bahamas) Ltd. shall have also paid to Firmapar $2.5 million (less any fees already paid to Firmapar through the termination date). Other than the figures mentioned above no further indemnification will be due by UP Offshore (Bahamas) Ltd. to Firmapar.

For the years ended December 31, 2011, 2010 and 2009 the amounts paid and/or accrued for such services amounted to $1.1 million, $1.1 million and $0.4 million, respectively.

Operations in OTS S.A.'s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party. For the years ended December 31, 2011, 2010 and 2009, UABL Paraguay paid to OTS S.A. $0.8 million, $1.0 million and $1.0 million, respectively, for this operation.

SIPSA S.A.

There were no intercompany activities between SIPSA S.A. and us for any of the years ended December 31, 2011, 2010 and 2009.

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

On October 27, 2009, Solimar requested us to effect the registration of 2,977,690 registrable common shares issued in their name. On November 27, 2009, we filed a Registration Statement on Form F-3 and subsequently amended it on February 18, 2010. On March 12, 2010, we filed a second amendment to our F-3. The Registration Statement was declared effective on February 18, 2010, and subsequently withdrawn on July 22, 2010, in connection with a transaction concluded on July 15, 2010, through which Hazels (Bahamas) Investments Inc., an original shareholder (each party in the transaction was a shareholder in Ultrapetrol prior to its Initial Public Offering) acquired 2,977,690 shares representing a 100% of the holdings that Solimar had in Ultrapetrol.

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

Employment Agreements

We have entered into employment contracts with our President and Chief Executive Officer, Felipe Menendez R., our Executive Vice President, Ricardo Menendez R., our Chief Financial Officer, Leonard J. Hoskinson and our Chief Accountant, Mr. Alberto G. Deyros. Each of these employment agreements had an initial term of three years from October 18, 2006, and were subject to one year renewals at our written election. In addition, on July 20, 2006, we entered into separate consulting agreements that became effective October 18, 2006, with companies controlled by our chief executive officer, executive vice president, chief financial officer and chief accountant for work they performed for us in various different jurisdictions. Some of these consulting agreements obligate us to grant these companies an aggregate of 310,000 shares of restricted stock for which we expect to incur charges over the three year period of the agreement equal in the aggregate to the number of shares granted multiplied by $11.00 (the IPO price) and 348,750 shares issuable upon the exercise of options with an exercise price of $11.00 (the IPO price) pursuant to the Plan.

On October 29, 2009, we renewed these employment agreements as well as the consulting agreements for three years. Some of these consulting agreements obligate us to grant these companies an aggregate of 329,375 shares of restricted stock for which we expect to incur charges over the three year period of the agreements equal in the aggregate to the number of shares granted multiplied by $5.11 (the quoted price of the share at the grant date). In addition, those consulting agreements also provide for up to 329,375 additional shares of restricted stock subject to performance of the consultants upon discretion of the disinterested members of our Board of Directors.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 for reference to financial information.

Legal Proceedings

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguay Customs Authority. We believed that this finding was erroneous and UABL formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). The primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and applied a fine of 100% of that amount. UABL entered a plea with the respective court contending the interpretation on the third issue where it claimed to be equally not liable. On October 19, 2007, we presented a report by an expert highly favorable to our position. On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Courts decision to the Supreme Court. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $605,000 non-withheld taxes, $685,000 in fines and $1,251,000 in accrued due interest. We appealed the decision of the Supreme Court, seeking to clarify its ruling based on the Bona Fide basis of the UABL arguments recognized by the Court expressly in its ruling and on this appeal sought to eliminate fines and interest. Finally, in a signed agreement with the Tax Authorities on October 14, 2010, UABL paid the total amount of $1,294,000 in full and final settlement of the claim and agreed to drop its appeal to the Supreme Court. In parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of the Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to our defense. The evidentiary stage of the proceedings commenced in November 2011. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court. Counsel notified the Customs to hold the proceedings pending a decision of the court and also contest any new investigation into the matter on the grounds that the action is time barred. We have been advised by UABL's counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse effect on the Company.

UABL International S.A. – Bolivian Tax Authority

On November 3, 2006, and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice in the Bolivian press advising that UABL International S.A. would owe taxes to that authority. On June 18, 2007, legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5.8 million (including interest and fines). On October 10, 2007, legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit. On August 22, 2008, a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008, both parties submitted their arguments to the judge, completing this part of the case. On August 12, 2009, UABL International S.A. was served with a judgment of a Bolivian court ruling on certain taxes allegedly due by UABL International S.A. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The Court of appeal confirmed the judgment of the Lower Court. UABL International S.A. has submitted a cassation appeal (an appeal on points of law) which is currently pending before the Bolivian Supreme Court. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. did not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. had challenged the judge's decision to place the embargo. On November 15, 2008, the lower court reconfirmed the embargo. UABL International S.A. appealed the decision of the lower court, which was later reconfirmed by a higher court. The shares of UABL International S.A. have ceased to belong to our Company and we have been advised by local counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. – Paraguayan Customs Asuncion

On April 7, 2009, the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007, and December 23, 2008, from YPF-Repsol S.A. in Argentina. Since those bunkers were purchased for consumption onboard pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats. We were advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. On March 22, 2010, the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54,723,820 (approximately $11,700), and UABL Paraguay S.A. was going to pay the fine with the aim to end these proceedings but the Director of Customs in Asunción decided to render null that ruling and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In parallel with this ruling the denouncing parties in Ciudad del Este submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. In a similar manner, on September 20, 2010, the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF-Repsol S.A. in Argentina. UABL Paraguay S.A. submitted its defense together with all documents related to the bunker purchases. Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with re-importation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges submitted to conversion in foreign yards. On June 24, 2011 Oceanpar S.A. and UABL Paraguay submitted the evidence of all payments effected in 2008 corresponding to the re-importation of these barges. Our Counsel has advised that there is only a remote chance that these proceedings will have a material adverse impact on the financial results of the Company.

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

Section 35 of the International Business Companies Act, 2000 (Chapter 309, Statute Laws of The Bahamas, 2000 Edition) provides that, subject to any limitations in its Memorandum or Articles, a company may, by a resolution of directors, declare and pay dividends in money, shares or other property. However, in accordance with Section 35 of the said Act, dividends shall only be declared and paid if the directors determine that immediately after the payment of the dividend:

(a)	the company will be able to satisfy its liabilities as they become due in the ordinary course of its business; and

(b)
the realizable value of the assets of the company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account and its issued and outstanding share capital and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the company is conclusive unless a question of law is involved.

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

B.           SIGNIFICANT CHANGES

None.

ITEM 9 – THE OFFER AND LISTING

A.             Information regarding the price history of the stock listed:

(a)           High and low market prices for the five most recent full financial years

	Financial Year Ended December 31,
Per share prices	2007	2008	2009	2010	2011

High	$27.04	$17.44	$5.72	$7.92	$6.67

Low	$12.80	$1.84	$1.79	$4.05	$2.12

(b) High and low market prices for each full financial quarter for the two most recent full financial years

Per share prices	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011

High	$6.34	$6.52	$6.49	$7.92	$6.67	$5.86	$5.31	$3.54

Low	$4.38	$4.31	$4.05	$5.97	$4.74	$4.75	$2.23	$2.12

(c)    High and low market prices for each month, for the most recent six months:

Per share prices	September 2011	October 2011	November 2011	December 2011	January 2012	February 2012

High	$3.42	$3.19	$3.54	$3.08	$3.48	$3.10

Low	$2.23	$2.12	$2.24	$2.47	$2.60	$2.67

B.           PLAN OF DISTRIBUTION

Not Applicable.

C.           MARKETS

Our Common Stock is listed on The Nasdaq Global Select Market under the symbol "ULTR".

D.           SELLING SHAREHOLDERS

Not Applicable.

 E.         DILUTION

Not Applicable.

F.           EXPENSES OF THE ISSUE

Not Applicable.

ITEM 10 – ADDITIONAL INFORMATION

A.           SHARE CAPITAL

Not Applicable.

B.           MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes certain provisions of the Company's Second Amended and Restated Memorandum of Association and Fourth Amended and Restated Articles of Association, or the Memorandum and Articles of Association. This summary is qualified in its entirety by reference to the International Business Companies Act, 2000 and the Company's Memorandum and Articles of Association. Information on where investors can obtain copies of the Memorandum and Articles of Association is described under the heading "Documents on Display" under this Item.

Objects and Purposes

 The Company is incorporated in the Commonwealth of The Bahamas ("The Bahamas") under the name Ultrapetrol (Bahamas) Limited. The Registered Office of the Company is situated at Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084, Nassau, Bahamas. The Registered Agent of the Company is H & J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084, Nassau, Bahamas.

Clause 4 of the Memorandum provides that the purpose of the Company is to engage in any lawful act or activity for which companies organized under the Actor any successor law to the Act that is at any time in force in The Bahamas, may now or hereafter be permitted to engage.

Directors

The Company must have a board of directors (the "Board of Directors") comprising a minimum number of five directors and a maximum number of seven directors. The Board of Directors is required to meet at least quarterly and to direct and oversee the management and affairs of the Company, exercisinge all the powers of the Company that are not expressly reserved to its shareholders under the Articles, the Act or any other laws of The Bahamas. The Board of Directors may from time to time, in its discretion, fix the amounts which shall be payable to members of the Board of Directors and to members of any committee, for attendance at the meetings of the Board of Directors or of such committee and for services rendered to the Company.

Subject always to the Act, the Company shall not enter into:

(i)           any merger or consolidation involving the Company on the one hand and any Named Shareholder (as defined in the Memorandum) that is a shareholder of the Company, any affiliate of such Named Shareholder (as defined in the Memorandum) or any member of the Company's management or Board of Directors or their respective affiliates (each an "Interested Party") on the other hand;

(ii)           any sale, lease or other direct or indirect disposition of all or substantially all of the Company's and its subsidiaries' assets in a transaction or series of related transactions to one or more Interested Parties;

(iii)           any merger or consolidation or sale, lease or other direct or indirect disposition of all or substantially all of the Company's and its subsidiaries' assets in a transaction or series of related transactions that would result in the receipt of different types or amounts of consideration per share by one or more Interested Parties on the one hand, and any other of the shareholders of the Company, on the other hand; and

(iv)           any business transaction between the Company or its subsidiaries on the one hand and one or more Interested Parties on the other hand, involving a value in excess of $2.0 million;

without (A) having previously obtained, at the Company's expense, a fairness opinion confirming that the proposed transaction is fair from a financial standpoint for the Company and with respect to a transaction described in paragraph (iii) above, for those shareholders which are not Interested Parties and (B) such proposed transaction being approved by a majority of disinterested directors of the Company. Any fairness opinion pursuant to the preceding sentence shall be rendered by an internationally recognized investment banking, auditing or consulting firm (or, if the proposed transaction involves the sale or purchase of a vessel or other floating assets, by an internationally recognized shipbroker) selected by the Company's disinterested directors and engaged on behalf of the Company and/or its shareholders. To qualify as a disinterested director, a director must not have a personal interest in the transaction at hand and must not otherwise have a relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Further, should any such transaction require shareholder approval, it must be approved by a majority vote of those shareholders entitled to vote that are not Interested Parties.

In this connection, the Act provides that subject to any limitations in the Memorandum and the Articles and any unanimous shareholder agreement, no such agreement or transaction is void or voidable by reason that the director is present at the meeting of directors that approves the agreement or transaction or that the vote of the director is counted for that purpose. Such agreement or transaction is valid if the material facts of the director's interest in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known to the shareholders entitled to vote at a meeting of the shareholders and the agreement or transaction is approved or ratified by resolution of the shareholders. A director who has an interest in any particular business to be considered at a meeting of directors may be counted for the purpose of determining whether the meeting is duly constituted. A director need not be a member of the Company and no shareholding qualification shall be necessary to qualify a person as a director.

Share Rights, Preferences, Restrictions

Dividends may be declared in conformity with applicable law by and at the discretion of, the Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, stock or other property of the Company.

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

If a quorum is present and except as otherwise expressly provided by law, the affirmative vote of a majority of the votes represented at the meeting shall be the act of the shareholders of the Company. At any meeting of shareholders of the Company, with respect to a matter for which a shareholder is entitled to vote, each such shareholder shall be entitled to one (1) vote for each share of Common Stock it holds; provided that the Named Shareholders, as such term is defined in the Memorandum of Association, shall be entitled to seven (7) votes for each share of Common Stock held by it that was initially acquired by a Named Shareholder prior to the completion of the Company's initial public offering (which right shall be personal and non-transferable, unless to another Named Shareholder or Permitted Transferee, as such term is defined in the Memorandum of Association), or with respect to such shares sold by one Named Shareholder to another Named Shareholder subject to the limitations set forth in the Memorandum of Association. Each shareholder may exercise such voting right either in person or by proxy provided, however, that no proxy shall be valid after the expiration of eleven months from the date such proxy was authorized unless otherwise provided in the proxy. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if and only as long as, it is coupled with an interest sufficient to support an irrevocable power. A shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Company.

Notice of every annual and special meeting of shareholders of the Company, other than any meeting the giving of notice of which is otherwise prescribed by law, stating the date, time, place and purpose thereof and in the case of special meetings, the name of the person or persons at whose direction the notice is being issued, must be given personally or sent by mail, telegraph, cablegram, telex, teleprinter or such other method (including electronic mail) as permitted by the United States Securities and Exchange Commission and the NASDAQ Marketplace Rules on the date thereof, at least fifteen (15) but not more than sixty (60) days before such meeting, to each shareholder of record entitled to vote thereat and to each shareholder of record who, by reason of any action proposed at such meeting would be entitled to have his shares appraised if such action were taken and the notice shall include a statement of that purpose and to that effect. If mailed, notice is deemed to have been given when deposited in the mail, directed to the shareholder at his address as the same appears on the record of shareholders of the Company or at such address as to which the shareholder has given notice to the Secretary of the Company. Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior to the conclusion thereof the lack of notice to him.

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

The final regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is "primarily traded" on the Nasdaq Global Select Market.

Under the final regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, will be listed on the market, which we refer to as the listing threshold. Since our common stock is listed on the Nasdaq Global Select Market, we satisfy the listing requirement.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") should be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2012) provided that: (1) our common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market on which our common stock is traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Legislation has previously been introduced in the U.S. Congress, which would prevent our dividends from qualifying for these preferential rates prospectively from the date of enactment.

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

Based on our current operations and future projections, we do not believe that we are, have been, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the period chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income and the assets that we and our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from period charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, to whom we refer as a Non-Electing Holder, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock) and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock;

•	the amount allocated to the current taxable year would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

F.           DIVIDEND AND PAYING AGENTS

Not Applicable.

G.           STATEMENTS BY EXPERTS

Not Applicable.

H.           DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Ocean Centre, Montague Foreshore East Bay Street, Nassau, Bahamas.

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

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2011). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2011, based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on its assessment, management, including the Company's chief executive and chief financial officer, determined that the Company's internal controls over financial reporting were effective as of December 31, 2011, based on the criteria in Internal Control—Integrated Framework issued by COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

 Pistrelli, Henry Martin y Asociados S.R.L., members of Ernst & Young Global, the Company's independent registered public accounting firm, who audited the financial statements included in the Annual Report, has audited and reported on the effectiveness of the Company's internal controls over financial reporting as of December 31, 2011, as stated in their report which appears elsewhere in this Annual Report.

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

Aggregate fee for professional services rendered for the Company by Pistrelli, Henry Martin y Asociados S.R.L. and other member firms of Ernst & Young Global in 2010 and 2011 in each of the following categories were:

	Year ended December 31,
	2011	2010
	(in thousands of U.S. dollars)

Audit fees	1,099	1,263
Audit-related fees	--	--
Tax fees	190	142
All other fees	--	--

Total fees	1,289	1,405

Audit fees include fees associated with the annual audit of the Company and subsidiaries, statutory audits of subsidiaries required internationally, comfort letters and SEC filings in connection with our public offerings of our common stock.

Tax fees relate to tax compliance and tax advice.

Prior to our initial public offering, all audit, audit-related and non audit services provided by our independent auditor were pre-approved by the board of directors. Since our initial public offering, all such services are pre-approved by our audit committee, which was formed at the time of our initial public offering.

ITEM 16D – EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

No such purchases were made in the period covered by this report.

ITEM 16F – CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

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

•
In lieu of obtaining an independent review of related party transactions for conflicts of interests, the Company's memorandum of association provides that related party transactions must be approved by disinterested directors and in certain circumstances, supported by a fairness opinion.

•	Pursuant to the Company's articles of association, the Company is required to obtain shareholder approval in order to issue additional securities.

•	As a foreign private issuer, the Company is not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Bahamian law.

ITEM 16H – MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17 – FINANCIAL STATEMENTS

Not Applicable.

ITEM 18 – FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-53, together with the report of independent registered public accounting firm are filed as part of this annual report:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009 with Reports of Independent Registered Public Accounting Firm

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

• Consolidated Financial Statements

– Consolidated Balance Sheets at December 31, 2011 and 2010	- 1 -

– Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009	- 2 -

– Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2010 and 2009	- 3 -

– Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009	- 4 -

– Notes to Consolidated Financial Statements	- 5 -

• Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

• Report of Independent Registered Public Accounting Firm

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2011 AND 2010
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2011	2010
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$34,096	$105,570
Restricted cash	6,819	1,661
Accounts receivable, net of allowance for doubtful accounts of $841 and $555 in 2011 and 2010, respectively	30,993	24,675
Operating supplies	4,520	3,176
Prepaid expenses	3,212	3,643
Other receivables	26,392	24,153
Other current assets	101	117
Total current assets	106,133	162,995

NONCURRENT ASSETS
Other receivables	15,370	5,796
Restricted cash	1,483	1,183
Vessels and equipment, net	671,445	612,696
Dry dock	5,088	5,688
Investments in and receivables from affiliates	6,851	6,824
Intangible assets	976	1,151
Goodwill	5,015	5,015
Other assets	12,573	13,145
Deferred income tax assets	5,353	9,304
Total noncurrent assets	724,154	660,802
Total assets	$830,287	$823,797

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable	$33,990	$24,054
Accrued interest	4,769	2,278
Current portion of long-term financial debt	21,504	27,586
Other current liabilities	13,625	10,759
Total current liabilities	73,888	64,677

NONCURRENT LIABILITIES
Long-term financial debt	491,489	471,793
Deferred income tax liabilities	12,951	16,142
Other liabilities	1,788	2,391
Total noncurrent liabilities	506,228	490,326
Total liabilities	580,116	555,003

EQUITY
Common stock, $0.01 par value: 100,000,000 authorized shares; 30,011,628 and 29,943,653 shares outstanding in 2011 and 2010, respectively	339	338
Additional paid-in capital	272,302	271,224
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Retained earnings (deficit)	(6,819)	11,986
Accumulated other comprehensive income (loss)	(2,037)	(597)
Total Ultrapetrol (Bahamas) Limited stockholders' equity	244,297	263,463

Noncontrolling interest	5,874	5,331
Total equity	250,171	268,794
Total liabilities and equity	$830,287	$823,797

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Stated in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2011	2010	2009

REVENUES	$304,482	$230,445	$220,529

OPERATING EXPENSES (1)
Voyage and manufacturing expenses	(112,252)	(61,583)	(60,575)
Running costs	(112,355)	(89,339)	(80,032)
Depreciation and amortization	(39,144)	(34,371)	(41,752)
Administrative and commercial expenses	(29,604)	(27,051)	(25,065)
Loss on write-down of vessels	-	-	(25,000)
Other operating income, net	8,257	617	2,844
	(285,098)	(211,727)	(229,580)
Operating profit (loss)	19,384	18,718	(9,051)

OTHER INCOME (EXPENSES)
Financial expense	(35,426)	(25,925)	(24,248)
Foreign currency (losses) gains, net	(2,552)	(492)	1,011
Financial income	332	399	340
(Loss) gains on derivatives, net	(16)	10,474	241
Investments in affiliates	(1,073)	(341)	(28)
Other, net	(621)	(875)	(707)
Total other income (expenses)	(39,356)	(16,760)	(23,391)
(Loss) Income from continuing operations before income taxes	(19,972)	1,958	(32,442)

Income taxes benefit (expense)	1,737	(6,363)	(5,355)
(Loss) from continuing operations	(18,235)	(4,405)	(37,797)

(Loss) from discontinued operations	-	(515)	(2,131)
Net (loss)	(18,235)	(4,920)	(39,928)

Net income (loss) attributable to noncontrolling interest	570	451	(90)
Net (loss) attributable to Ultrapetrol (Bahamas) Limited	$(18,805)	$(5,371)	$(39,838)

Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) from continuing operations	$(18,805)	$(4,856)	$(37,707)
(Loss) from discontinued operations	-	(515)	(2,131)
Net (loss) attributable to Ultrapetrol (Bahamas) Limited	$(18,805)	$(5,371)	$(39,838)

(LOSS) PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED:
From continuing operations	$(0.64)	$(0.16)	$(1.28)
From discontinued operations	-	(0.02)	(0.07)
	$(0.64)	$(0.18)	$(1.35)

Basic and diluted weighted average number of shares	29,547,365	29,525,025	29,426,429
(1)	Operating expenses included $4,622, $1,542 and $619 in 2011, 2010 and 2009, respectively, from related parties.

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
 (Stated in thousands of U.S. dollars, except share data)

	Ultrapetrol (Bahamas) Limited stockholders' equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity

December 31, 2008	29,519,936	$334	$268,425	$(19,488)	$57,195	$65,423	$4,970	$376,859

Compensation related to options and restricted stock granted	423,717	4	1,533	-	-	-	-	1,537
Comprehensive loss:
Net loss	-	-	-	-	(39,838)	-	(90)	(39,928)
Effect of derivative financial instruments	-	-	-	-	-	(49,885)	-	(49,885)
Total comprehensive loss								(89,813)
December 31, 2009	29,943,653	338	269,958	(19,488)	17,357	15,538	4,880	288,583

Compensation related to restricted stock granted	-	-	1,266	-	-	-	-	1,266
Comprehensive loss:
Net loss	-	-	-	-	(5,371)	-	451	(4,920)
Effect of derivative financial instruments	-	-	-	-	-	(16,135)	-	(16,135)
Total comprehensive loss								(21,055)
December 31, 2010	29,943,653	338	271,224	(19,488)	11,986	(597)	5,331	268,794

Compensation related to restricted stock granted	67,975	1	1,078	-	-	-	-	1,079
Comprehensive loss:
Net loss	-	-	-	-	(18,805)	-	570	(18,235)
Effect of derivative financial instruments	-	-	-	-	-	(1,440)	(27)	(1,467)
Total comprehensive loss								(19,702)
December 31, 2011	30,011,628	$339	$272,302	$(19,488)	$(6,819)	$(2,037)	$5,874	$250,171

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(18,235)	$(4,920)	$(39,928)
Adjustments to reconcile net (loss) to total cash flows provided by operating activities:
Loss from discontinued operations	-	515	2,131
Depreciation of vessels and equipment	34,891	29,880	37,609
Amortization of dry docking	4,078	4,186	3,425
Expenditure for dry docking	(3,478)	(8,204)	(5,242)
(Loss) gains on derivatives, net	16	(10,474)	(241)
Debt issuance expense amortization	2,323	1,340	1,026
Amortization of intangible assets	175	305	718
(Gain) on sale of vessels	-	(724)	(1,415)
Net losses from investments in affiliates	1,073	341	28
Allowance for doubtful accounts	598	359	(21)
Loss on write-down of vessels	-	-	25,000
Share - based compensation	1,079	1,266	1,537
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(6,916)	(8,632)	1,401
Other receivables, operating supplies and prepaid expenses	(12,302)	(2,827)	7,940
Other	(2,261)	1,369	2,170
Increase (decrease) in liabilities:
Accounts payable	10,324	10,661	(7,609)
Other payables	3,407	6,403	9,055
Other	-	-	1,095
Net cash provided by operating activities from continuing operations	14,772	20,844	38,679
Net cash (used in) provided by operating activities from discontinued operations	(15)	(1,950)	37
Total cash flows provided by operating activities	14,757	18,894	38,716

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment	(97,863)	(105,247)	(90,095)
Proceeds from disposals of vessels, net	-	36,584	9,840
Other investing activities, net	-	12,574	(3,343)
Net cash (used in) investing activities from continuing operations	(97,863)	(56,089)	(83,598)
Net cash provided by investing activities from discontinued operations	-	1,950	-
Total cash flows used in investing activities	(97,863)	(54,139)	(83,598)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(13,286)	(11,292)	(13,594)
Early repayment of long-term financial debt	-	-	(22,894)
Revolving credit facility borrowings	10,500	-	-
Revolving credit facility repayments	(25,500)	-	-
Proceeds from issuance of 7.25% Senior Convertible Notes, net of issuance costs	-	76,095	-
Proceeds from long-term financial debt	41,900	25,000	29,079
Other financing activities, net	(1,982)	(2,189)	(367)
Net cash provided by (used in) financing activities from continuing operations	11,632	87,614	(7,776)
Net (decrease) increase in cash and cash equivalents	(71,474)	52,369	(52,658)
Cash and cash equivalents at the beginning of year (including $304, $304 and $2,546 related to discontinued operations)	105,570	53,201	105,859
Cash and cash equivalents at the end of year (including $289, $304 and $304 related to discontinued operations)	$34,096	$105,570	$53,201

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for containers, grain soybean, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company also has a shipyard that should promote organic growth and from time to time made external sales. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and a container line service in the Argentine cabotage trade.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The primary source of the Company's revenue, freight transportation by river barges, ocean-going vessels or PSVs, is recognized based on time charters, bareboat charters, consecutive voyage charters or affreightment / voyage contracts.

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

The recognition of revenue due to shortfalls on take or pay contracts occurs at the end of each declaration period. A declaration period is defined as the time period in which the contract volume obligation was to be met. If the volume was not met during that time period, then the amount of billable revenue resulting from the failure to perform will be calculated and recognized as it is billed.

Vessel voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements.  The commissions paid in advance are deferred and amortized over the related voyage charter period to the extent commissions are earned as the Company's revenues are earned.  Bunker expenses are capitalized when acquired as operating supplies and subsequently charged to voyage expenses as consumed.  All other voyage expenses and other vessel operating expenses are expensed as incurred.

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

In its River Business the Company uses the completed contract method for river barges built which typically have construction periods of 30 days or less. Contracts are considered complete when title has passed, the customer has accepted the river barges and the Company does not retain risks or rewards of ownership of the river barges. Losses are accrued if manufacturing costs are expected to exceed manufacturing contract revenue.

Manufacturing expenses, primarily consisting of steel cost; which is the largest component of our raw materials and the cost of labor.

The Company accounts for multiple element arrangements, in accordance with ASC 605-25.  For such transactions, revenue on arrangements that include multiple elements is allocated to each element based on the relative fair value of each element, and fair value is determined by vendor-specific objective evidence of fair value (VSOE).

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Certain of the Company's loan agreements require the Company to fund:  (a) a loan retention account equivalent to the next loan installment (depending on the frequency of the repayment elected by the Company, i.e. quarterly or semi annually) plus interest which is used to fund the loan installments coming due, (b) a drydocking account which is restricted for use and can only be used for the purpose of paying for drydocking or special survey expenses and (c) cash deposits required as collateral with certain banks under the Company's borrowing arrangements.

g)	Accounts receivable

Substantially all of the Company's accounts receivable are due from international oil companies, international grainhouses and traders.  The Company performs ongoing credit evaluations of its trade customers and generally does not require collateral.  Expected credit losses are provided for in the consolidated financial statements for all expected uncollectible accounts.

Accounts receivable from one customer of Ultrapetrol Ocean and Offshore Supply Business accounted for 24% and one customer of Ultrapetrol River Business accounted for 17% of total consolidated accounts receivable as of December 31, 2011.

Accounts receivable from one customer of Ultrapetrol Ocean and Offshore Supply Business accounted for 28% and one customer of Ultrapetrol River Business accounted for 14% of total consolidated accounts receivable as of December 31, 2010.

Changes in the allowance for doubtful accounts for the three years ended December 31, 2011, were as follow:

	For the years ended December 31,
	2011	2010	2009

Balance at January 1	$555	$411	$432
Provision	598	377	443
Recovery	-	(18)	(464)
Amounts written off (1)	(312)	(215)	-
Balance at December 31	$841	$555	$411

(1)          Accounts charged to the allowance when collection efforts cease.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

h)	Concentrations of credit risk

The Company is exposed to concentrations of credit risk associated with its cash and cash equivalents, restricted cash and derivative instruments. The Company minimizes its credit risk relating to these positions by monitoring the financial condition of the financial institutions and counterparties involved and by primarily conducting business with large, well-established financial institutions and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its significant counterparties. The Company is also exposed to concentrations of credit risk relating to its receivables due from customers in the industries in which operates. The Company does not generally require collateral or other security to support its outstanding receivables. The Company minimizes its credit risk relating to receivables by performing ongoing credit evaluations and, to date, credit losses have not been material.

i)	Insurance claims receivable

Insurance claims receivable comprise claims submitted relating to hull and machinery (H&M), protection and indemnity (P&I), loss of hire (LOH) and strike insurance coverage.  They are recorded when the recovery of an insurance claim is probable.  Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident.  The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which the Company is either a client or a member.  Insurance claims receivable, included in other receivables in the accompanying balance sheets, amounts to $4,531 and $1,881 at December 31, 2011 and 2010, respectively.

j)	Operating supplies

Such amounts consist principally of fuel and supplies that are recorded at the lower of cost or market and are charged to operating expenses as consumed determined on a first-in, first-out basis.

k)	Vessels and equipment, net

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

New barges built for the River Business segment in our own shipyard in Punta Alvear, Argentina are capitalized at cost.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

l)	Dry dock costs

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

Expenditures for maintenance and minor repairs are expensed as incurred.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

m)	Investments in affiliates

These investments are accounted for by the equity method. At December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, this includes our interest in 50% of Puertos del Sur S.A. and Obras Terminales y Servicios S.A. ("OTS S.A.") and in 49% of Marítima Sipsa S.A.

n)	Identifiable intangible assets

The Company's intangible assets arose as a result of the Ravenscroft acquisition in 2006, and consist principally of a safety management system which is being amortized over its useful life of eight years using the straight-line method.

Accumulated amortization at December 31, 2011 and 2010 amounted to $1,006 and $831, respectively and amortization for the three years ended December 31, 2011 amounted to $175, $305 and $718, respectively.  Amortization of intangible assets for the five years subsequent to December 31, 2011 is expected to be $175 in each of 2012 and 2013 and $44 in 2014.

o)	Goodwill

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

This account corresponds to costs incurred to issue debt net of amortization costs, which are being amortized over the term of the debt using the effective interest rate method.  Amortization for debt issuance expense for the three years ended December 31, 2011 totaled $2,323, $1,340 and $1,026, respectively, and is included in financial expense in the accompanying consolidated statements of operations.

q)	Accounts payable

Accounts payable at December 31, 2011 and 2010 consists of insurance premium payables, operating expenses, and customers advances collected, among others.

r)	Comprehensive income (loss)

Comprehensive (loss) income is the total of net (loss) income and all other changes in equity of a company that result from transactions and other economic events of a reporting period other than transactions with owners.  Comprehensive income (loss) is reflected in the consolidated statements of changes in equity.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of accumulated other comprehensive income (loss) in the consolidated balance sheets were as follows:

	At December 31,
	2011	2010

Unrealized net losses on interest rate collar	$(1,727)	$(716)
Unrealized net losses on interest rate swap	(482)	(34)
Unrealized net gains on EURO hedge	145	153
Accumulated other comprehensive income (loss)	(2,064)	(597)

Amounts attributable to noncontrolling interest	(27)	-
Amounts attributable to Ultrapetrol (Bahamas) Limited	$(2,037)	$(597)

At December 31, 2011, the Company expects that it will reclassify $749 of net losses on interest rate collar and interest rate swap from accumulated other comprehensive income (loss) to earnings during the next twelve months related to the payments of interest of our variable interest rate debt that will affect earnings for 2012.

The components of the change in the accumulated unrealized net income (losses) on derivative financial instruments were as follows:

	For the years ended December 31,
	2011	2010	2009
Reclassification adjustments for amounts included in net (loss):

Revenues	$-	$(6,193)	$(32,279)
Voyage and manufacturing expenses	-	-	490
Depreciation and amortization	(8)	(9)	(8)
Financial expense	1,129	401	-
(Loss) gains on derivatives, net	-	(10,710)	-

Change in unrealized impact on:			-
Interest rate collar	(1,964)	(1,117)	-
Interest rate swap	(624)	(34)	-
FFA	-	1,527	(18,088)
	$(1,467)	$(16,135)	$(49,885)
Amounts attributable to noncontrolling interest	(27)	-	-
Amounts attributable to Ultrapetrol (Bahamas) Limited	$(1,440)	$(16,135)	$(49,885)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

s)	Derivative financial instruments

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

Derivative financial instruments that are not designated as hedges for accounting purposes are adjusted to fair value through income.

t)	Earnings per share

Basic (loss) per share is computed by dividing the net (loss) by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock and if-converted methods, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the conversion of all outstanding convertible notes.

For the years ended December 31, 2011, 2010 and 2009, the Company had a net loss from continuing operations and therefore the effect of potentially dilutive securities was antidilutive and the following securities were not included in shares outstanding for purposes of computing diluted (loss) per share.

The Company excluded from the computation of diluted (loss) per share of Ultrapetrol (Bahamas) Limited 13,051,000 shares for the potential conversion of all outstanding convertible notes, as the effect of their inclusion in the computation would have been antidilutive for the period the convertible notes were issued until December 31, 2011 and 2010.

For the years ended December 31, 2011 and 2010 diluted (loss) per share of Ultrapetrol (Bahamas) Limited excluded 705,000 and 520,000, respectively, of certain share awards as the effect of their inclusion in the computation would have been antidilituve.

For the years ended December 31, 2011, 2010 and 2009, the Company excluded from the computation of diluted (loss) per share options to purchase 348,750 common shares. These options were outstanding during these years but were excluded because they were antidilutive, as the option exercise price was greater than the average market price of the common share.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the computation of basic and diluted (loss) per share attributable to Ultrapetrol (Bahamas) Limited.

	For the years ended December 31,
	2011	2010	2009

(Loss) from continuing operations	$(18,805)	$(4,856)	$(37,707)
(Loss) from discontinued operations	-	(515)	(2,131)
Net (loss)	$(18,805)	$(5,371)	$(39,838)

	For the years ended December 31,
	2011	2010	2009

Basic and diluted weighted average number of shares	29,547,365	29,525,025	29,426,429

Basic and diluted (loss) per share:
From continuing operations	$(0.64)	$(0.16)	$(1.28)
From discontinued operations	-	(0.02)	(0.07)
	$(0.64)	$(0.18)	$(1.35)

u)	Stock compensation

Stock-based compensation cost is measured at the date of grant, based on the calculated fair value of the award, and is recognized as expense over the employee's service period, which is generally the vesting period of the equity grant. The fair value of performance based restricted common stock awards that are probable of being earned is expensed over the performance periods as the awards vest.  The Company does not estimate forfeitures in its expense calculations as forfeiture history has been minor.

v)	Other operating income, net

For the three years ended December 31, 2011, this account includes:

	For the years ended December 31,
	2011	2010	2009

Arbitration award (1)	$4,748	$-	$-
Gain on sale of vessels, net	-	724	1,415
Claims against insurance companies, net	3,543	(46)	1,429
Other	(34)	(61)	-
	$8,257	$617	$2,844

(1)
One of our subsidiaries in the River Business, UABL Paraguay S.A., made a claim against a former customer in an arbitration proceeding where we claim damages for an underperformance under a transportation contract. On December 2, 2011 a final amount of $5,308 was awarded to the Company, which was collected on December 21, 2011. Due to the disputed nature of the claim, the Company had not recognized any income related to the claim and now since the arbitration proceeding was favorably settled and collected recognizing an income of $4,748, after deducting related legal fees of $560.

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

x)	Recent accounting pronouncements

In June 2011, the Financial Accounting Standards Board ("FASB") amended its guidance on the presentation of comprehensive income. Under the amended guidance, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. A single statement must present the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income. In a two-statement approach, an entity must present the components of net income and total net income in the first statement. That statement must be immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option under the current guidance that permits the presentation of components of other comprehensive income as part of the statement of changes in equity has been eliminated. The amendment becomes effective on January 1, 2012 and is applied retrospectively. Early adoption is permitted. This guidance will not have an impact on the Company's consolidated financial position, results of operations or cash flows as it is disclosure-only in nature.

3.	DRY DOCK

The capitalized amounts in dry dock at December 31, 2011 and 2010 were as follows:

	At December 31,
	2011	2010

Original book value	$19,786	$16,308
Accumulated amortization	(14,698)	(10,620)
Net book value	$5,088	$5,688

For the three years ended December 31, 2011 amortization expense was $4,078, $4,186 and $3,425, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at December 31, 2011 and 2010 were as follows:

	At December 31,
	2011	2010

Ocean-going vessels	$127,468	$124,596
River barges and pushboats	398,391	331,801
PSVs	199,453	171,385
Advances for PSV construction	68,149	77,106
Furniture and equipment	10,458	8,861
Building, land, operating base and shipyard	52,491	49,179
Total original book value	856,410	762,928
Accumulated depreciation	(184,965)	(150,232)
Net book value	$671,445	$612,696

For the three years ended December 31, 2011 depreciation expense was $34,891, $29,880 and $37,609, respectively.

Certain interest costs incurred during the construction of vessels are capitalized as part of the assets' carrying values and are depreciated over such assets' estimated useful lives. Capitalized interest for the three years ended December 31, 2011 totaled $0, $1,010 and $2,354, respectively.

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

River Business

During 2011, we purchased three pushboats, for a total aggregate purchase price of $2,900. The Company has also incurred $2,000 in additional direct costs relating to these acquisitions.

During 2011, forty-two barges had been built (twenty-seven of which had commenced their operation) in our own shipyard in Punta Alvear, Argentina for a total cost of $31,400.

During 2010, sixteen barges had been built (seven of which had commenced their operation) in our own shipyard in Punta Alvear, Argentina for a total cost of $18,400.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsequent events

On February 13, 2012, the Company signed a memorandum of agreement (MOA) to sell its pushboat Cavalier VIII for a total sale price of $3,850, which was delivered to the buyer on February 24, 2012.

Offshore Supply Business

On December 21, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed two contracts with a shipyard in China to construct two PSVs.  The price for each new PSV to be constructed in China was $26,400 to be paid in five installments of 20% of the contract price each, prior to delivery. On December 20, 2010 we took delivery of the first Chinese PSV UP Turquoise and on June 10, 2011, we took delivery of the second one, named UP Jasper.

On February 21 and June 13, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052, with contracted deliveries extended to 2012.  The purchase price is to be paid in five installments of 20% of the contract price each, prior to delivery.  As of December 31, 2011, UP Offshore (Bahamas) Ltd. had paid installments on these contracts totaling $57,233, which are recorded as Advances for PSV construction.

As of December 31, 2011, the Company had remaining commitments of $30,819 on non-cancellable contracts for the construction of four PSVs in India scheduled for delivery in 2012.

Subsequent events

On January 24, 2012 we paid $4,400 corresponding to the fourth 20% installment of one of our PSVs under construction in India, out of which $3,450 were drawn down under our loan facility with DVB Bank and Natixis.

5.	LONG-TERM DEBT AND OTHER FINANCIAL DEBT

Balances of long-term financial debt were as follows:

			At December 31,
			2011			2010
	Financial institution /		Nominal value
Borrower	Other	Due-year	Current	Noncurrent	Total	Total

Ultrapetrol (Bahamas) Ltd.	Private Investors	2014	$-	$180,000	$180,000	$180,000
Ultrapetrol (Bahamas) Ltd.	Private Investors	2017	-	80,000	80,000	80,000
Ultrapetrol (Bahamas) Ltd.	BICE	2011	-	-	-	15,000
UP Offshore Apoio Marítimo Ltda.	DVB AG	Through 2016	900	6,850	7,750	8,650
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	4,300	33,950	38,250	42,550
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	2,000	13,000	15,000	17,000
UP Offshore (Bahamas) Ltd.	DVB SE + Banco Security	Through 2018	3,333	34,167	37,500	20,000
Ingatestone Holdings Inc.	DVB AG + Natixis	Through 2019	863	30,187	31,050	24,150
UP Offshore Apoio Marítimo Ltda.	BNDES	Through 2027	1,110	15,818	16,928	18,038
Stanyan Shipping Inc.	Natixis	Through 2017	908	8,395	9,303	10,211
Hallandale Commercial Corp.	Nordea	Through 2013	1,568	5,644	7,212	8,780
UABL Paraguay S.A.	IFC	Through 2020	2,174	22,826	25,000	25,000
UABL Paraguay S.A.	OFID	Through 2020	1,304	13,696	15,000	15,000
UABL Barges and others	IFC	Through 2020	3,044	31,956	35,000	35,000
UABL Paraguay S.A. and Riverpar S.A.	IFC	Through 2021	-	15,000	15,000	-
December 31, 2011			$21,504	$491,489	$512,993
December 31, 2010			$27,586	$471,793		$499,379

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aggregate annual future payments due to the long-term financial debt were as follows:

Year ending December 31

2012	$21,504
2013	28,870
2014	203,227
2015	23,227
2016	44,671
Thereafter	191,494
Total	$512,993

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

Interest on the 2014 Senior Notes is payable semi-annually on May 24 and November 24 of each year and principal is due on November 24, 2014.  The 2014 Senior Notes are senior obligations guaranteed by the Company's subsidiaries directly involved in our Ocean and River Business. At December 31, 2011, the 2014 Senior Notes are secured by first preferred ship mortgages on 13 river pushboats, 2 oceangoing barges and 335 river barges.

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

At December 31, 2011 the net book value of the assets pledged as a guarantee of the 2014 Senior Notes was $68,700.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.25% Convertible Senior Notes due 2017

On December 23, 2010, the Company completed the sale of $80,000 aggregate principal amount of its 7.25% Convertible Senior Notes due 2017 (the "2017 Convertible Notes") through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S. The Convertible Notes are senior and unsecured obligations of the Company. Interest on the 2017 Convertible Notes is payable semi-annually on January 15 and July 15 of each year, commencing on July 15, 2011. Unless earlier converted, redeemed or repurchased, the 2017 Convertible Notes are due on January 15, 2017.

The 2017 Convertible Notes are convertible after January 28, 2011, at the option of the holder, into common stock at an initial conversion rate equal to 133.1691 shares of the Company common stock per $1 principal amount of 2017 Convertible Notes (equivalent to an initial conversion price of approximately $7.51 per share), which is subject to adjustment.

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

On or after January 15, 2015, the Company may redeem for cash all, but not less than all, of the 2017 Convertible Notes if the last reported sale price of the Company common stock equals or exceeds 130% of the applicable conversion for a specific period of time at 100% of the principal amount of the 2017 Convertible Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Upon a fundamental change occurring, as defined in the 2017 Convertible Notes Indenture, each holder of the 2017 Convertible Notes, shall have the right to require the Company to repurchase the 2017 Convertible Notes in cash at a price equal to 100% of the principal amount of the 2017 Convertible Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

If a fundamental change occurs under the 2017 Convertible Notes Indenture, the Company will pay a make-whole premium upon the conversion of the 2017 Convertible Notes in connection with any such transaction by increasing the applicable conversion rate. The make-whole premium will be determined by reference to the 2017 Convertible Notes Indenture and is based on the date on which the fundamental change becomes effective and the market stock price of the Company common stock on that date. In no event shall the conversion rate exceed 163.1321 shares per $1 principal amount.

The Indenture of the 2017 Convertible Notes also contains customary events of default and cross-default provisions. If an event of default occurs and is continuing the Trustee or holders of the 25% of the 2017 Convertible Notes may require the entire amount of the Convertible Notes be immediately repaid in full.

At December 31, 2011 and 2010, the if-converted value of the 2017 Convertible Notes does not exceed their principal amount.

At December 31, 2011 and 2010 the 2017 Convertible Notes are disclosed on the Company's consolidated balance sheets as long-term debt at face value.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsequent events

As from February 14, 2012, the conversion rate has been adjusted to 163.1321 shares of the Company common stock per $1 principal amount of 2017 Convertible Notes (equivalent to a price of approximately $ 6.13 per share) as a consequence of the arithmetic average of the daily volume weighted average price per share of the Company common stock for the period from January 17, 2012 to February 13, 2012 (both inclusive) was $2.76.

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

On April 14, 2011, we voluntarily prepaid $15,000 outstanding under the Banco BICE revolving non-secured credit facility together with accrued and unpaid interest to such date. The line remained fully available for drawdown until its final maturity on October 12, 2011.

On August 11, 2011, we drew down $10,500 under the revolving non-secured credit facility. Subsequently, the Company repaid $5,500 and $5,000 on October 26, 2011 and on November 25, 2011, respectively. There is not outstanding amount as of December 31, 2011.

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

For the year ended December 31, 2011, the weighted average interest rate was 1.46% and the respective interest rates ranged from 1.41% to 1.51%, including margins.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)
Senior secured term loan facility of up to $61,306:  On December 28, 2006 UP Offshore (Bahamas) Ltd. as Borrower, Packet, Padow, UP Offshore Apoio and Topazio Shipping LLC (collectively the owners of our PSVs UP Safira, UP Esmeralda, UP Agua Marinha and UP Topazio) and Ultrapetrol (Bahamas) Limited as Guarantors entered into a senior secured term loan facility of up to $61,306 with DVB AG for the purposes of providing post delivery re-financing of our PSVs named UP Safira, UP Esmeralda and UP Topazio.

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

For the year ended December 31, 2011, the weighted average interest rate was 1.50% and the respective interest rates ranged from 1.45% to 1.54%, including margins.

c)
Senior secured term loan facility of up to $25,000:  On October 31, 2007 UP Offshore (Bahamas) Ltd. as Borrower entered into a senior secured term loan facility of up to $25,000 with DVB AG for the purposes of providing post delivery re-financing of our PSV named UP Diamante.

The Banks, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate.

The loan bears interest at LIBOR plus 1.50% per annum with quarterly principal and interest payments and matures in November 2017.  The regularly scheduled payments commenced in February 2008 and are comprised of 8 installments of $750 each, 24 of $500 each and 8 of $250 each with a balloon installment of $5,000 in November 2017.

For the year ended December 31, 2011, the weighted average interest rate was 1.78% and the respective interest rates ranged from 1.75% to 1.80%, including margins.

All of these loans are secured by a first priority mortgage on the UP Safira, UP Esmeralda, UP Topazio, UP Agua Marinha and UP Diamante a first priority assignment of the time charters, a first priority assignment of the earnings, insurances and requisition compensation of the vessels, a first priority assignment of any charter, or other employment contracts exceeding 12 months and are jointly and severally irrevocable and unconditionally guaranteed by Packet, Padow, UP Offshore Apoio, Topazio Shipping LLC and Ultrapetrol (Bahamas) Limited.  The loans also contain customary covenants that limit, among other things, the Borrowers' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.  The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loans be immediately repaid in full.  Further, the loan agreements require that the PSVs pledged as security have an aggregate market value of at least 133.3% of the value of the loans.

At December 31, 2011 the combined outstanding principal balance under the loan agreements was $61,000 and the aggregate net book value of the assets pledged was $89,200.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Senior secured term loan facility with DVB Bank AG (DVB AG) and Natixis of up to $93,600

On June 24, 2008 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured term loan facility of up to $93,600 with DVB AG and Natixis (the "Banks"), as co-lender, to finance the construction and delivery of our PSVs being built in India.

On December 9, 2010, the Borrower, the Guarantors and the Banks amended the credit agreement.  In connection with this amendment, the margin of both tranches was increased, the repayment amount of Tranche A was increased by $38 to $288 and the availability period was extended through June 30, 2012, among other changes.  An amendment fee of 0.50% of the total amount of the loan was paid.

On November 30, 2011 the Borrower, the Guarantors and the Banks further amended the credit agreement. In connection with this amendment, the availability period was extended through December 31, 2012 in respect of the advances of Tranche A and through June 30, 2013 in respect of the advances of Tranche B, on a vessel by vessel basis.  An amendment fee of 0.20% of the total amount of the loan was paid.

A quarterly commitment fee is payable based on the average undrawn amount of the committed amount at a rate of 0.50% per annum through December 2010 and at a rate of 1.50% per annum thereafter.

This loan is divided into two tranches:

-
Tranche A, amounting to $60,000, to be made available for each ship in the amount of up to $15,000 in multiple advances for the payment of installments of the contract price due under the applicable shipbuilding contract.  This tranche accrues interest at LIBOR (base rate) plus a margin of 3.0% during each ship's construction period, and then the margin is lowered to 2.0% and shall be repaid by (i) quarterly installments of $288 per ship and (ii) a balloon repayment of all amounts outstanding at December 31, 2019.  The first quarterly repayment shall commence on the date falling three months after the delivery date of such ship.

During the pre-delivery period, advances of Tranche A in respect of each ship shall not exceed $3,450 per advance and in the aggregate for each ship the lesser of (i) 60% of the relevant construction cost and (ii) $13,800.

-
Tranche B, amounting to $33,600, to be made available for each ship in the amount of up to $8,400 in a single advance on the delivery date of such ship.  This tranche accrues interest at LIBOR (base rate) plus a margin of 2.0% per annum and shall be repaid by 20 quarterly installments of $420 per ship.  The first quarterly repayment shall commence on the date falling three months after the delivery date of such ship.

The Banks, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate.

For the year ended December 31, 2011, the weighted average interest rate was 3.86% and the respective interest rates ranged from 3.55% to 4.36%, including margins.

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

During the year ended December 31, 2011, the Company drew down $6,900 under Tranche A of this loan facility.

At December 31, 2011 the aggregate outstanding principal balance of the loan was $31,050.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsequent events

On January 24, 2012 we drew down $3,450 under Tranche A of this loan facility.

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

Under the Letter, UP Offshore Apoio is to pay an up front fee equal to 1.5% of the outstanding amount, an annual commission fee fixed of 2.0% per annum on the outstanding amount and a fee equal to 1.0% on the settlement date on the settlement amount.

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

At December 31, 2011, the outstanding principal balance under this loan agreement was $16,928 and the aggregate net book value of the asset pledged was $25,600.

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

The loan is drawn in two advances, each in the amount of $20,000, on the delivery of each of the respective PSVs, accrues interest at LIBOR (base rate) plus a margin of 3.0% and shall be repaid by (i) 32 equal quarterly consecutive installments of $417 each, together with a balloon payment equal to the outstanding balance of such advance payable concurring with the last repayment installment in respect of such advance. The first installment in respect of each advance shall be repaid on the date falling three months after the drawdown date in respect of such advance and the last installment and balloon payment in respect of such advance shall be repaid on the earlier of the date falling eight years after the drawdown date in respect of such advance or December 31, 2018.

The co-lenders, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2011, the weighted average interest rate was 4.11% and the respective interest rates ranged from 4.06% to 4.15%, including margins and interest rate swaps.

The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB AG. The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB SE and Banco Security may require the entire amount of the loan be immediately repaid in full.

The loan is secured by a first priority mortgage on UP Turquoise and UP Jasper, a first priority assignment of the time charters, a first priority assignment of the earnings, insurances and requisition compensation of the vessels, a first priority assignment of any charter, or other employment contracts exceeding 12 months.  Further, the loan agreements require that the PSVs pledged as security have an aggregate fair market value of at least 133.3% of the value of the loan during the period from the first drawdown date until the fourth anniversary thereof or at least 66.7% of the value of the loan at any time thereafter.

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

On June 14, 2011, we have drawn down the second advance of $20,000 in connection with the delivery of UP Jasper.

At December 31, 2011 the outstanding principal balance was $37,500 and the aggregate net book value of the assets pledged was $53,100.

Senior secured term loan with Natixis of up to $13,616

On January 29, 2007 Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina) drew down an amount of $13,616 under a loan agreement with Natixis (the "Lender") to provide post-delivery financing secured by the vessel.  The loan, which matures in February 2017, shall be repaid by 40 equal quarterly installments of $227 with a balloon installment of $4,536.  The loan accrues interest at 6.38% per annum for the first five years of the loan and LIBOR plus 1.20% per annum thereafter.

The loan is secured by a mortgage on the Alejandrina, a first priority assignment of the time charters, a first priority assignment of the earnings, insurances and requisition compensation of the vessels, a first priority assignment of any charter, or other employment contracts exceeding 12 months and is guaranteed by Ultrapetrol (Bahamas) Limited.  The Lender may also require additional security, if at any time the fair market value of the ship becomes less than the 125% of the aggregate value of the loan.  With respect to the above and in relation to any potential loan security shortfall, the Company provided an amount of $1,629 as additional security in accordance with the related loan agreement. Such amount represents restricted cash and it has been reflected under restricted cash, current in the accompanying consolidated balance sheet as of December 31, 2011.  On February 8, 2012, the Company further funded $442 in cash as additional security.

The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, Nataxis may require the entire amount of the loan be immediately repaid in full.

At December 31, 2011 the outstanding principal balance was $9,303 and the aggregate net book value of the assets pledged was $14,900.

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

For the year ended December 31, 2011, the weighted average interest rate was 1.55% and the respective interest rates ranged from 1.50% to 1.58%, including margins.

The loan is secured by a mortgage on the Amadeo vessel, a first priority assignment of the time charters, a first priority assignment of the earnings, insurances and requisition compensation of the vessels, a first priority assignment of any charter, or other employment contracts exceeding 12 months and is jointly and severally irrevocably and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd.  The Lender may also require additional security, if at any time the fair market value of the ship becomes less than the 130% of the aggregate value of the loan.  The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.  The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, Nordea Bank may require the entire amount of the loan be immediately repaid in full.

As Guarantor, Ultrapetrol (Bahamas) Ltd. shall maintain certain financial covenants including: (i) a ratio of financial indebtedness to tangible net worth of not greater than 2.5 to 1.0 and (ii) a EBITDA to interest expense of not less than 2.0 for the last four fiscal quarters prior to the relevant date of calculation.

The aggregate outstanding principal balance of the loan was $7,212 at December 31, 2011, and the aggregate net book value of the asset pledged was $22,800.

Loan with International Finance Corporation ("IFC") and OPEC Fund for International Development (OFID)

a)	2008 Loan facility of up to $25,000

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

For the year ended December 31, 2011, the weighted average interest rate was 4.61% and the respective interest rates ranged from 4.44% to 4.94%, including margins and interest rate collar.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The loan is secured by a mortgage on part of our Liberian River Business fleet.  The loan agreement requires that the aggregate fair market value of the Liberian mortgaged barges and pushboats dividing by the outstanding amount of the 2008 loans facility to be 1.3 during the period between the first disbursement of the loan and November 24, 2013 (one year prior to the final maturity date of the 2014 Senior Notes) and at all time thereafter 1.6.  The loan contains various restrictive covenants, among others, that limit the Borrower's ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel.  The Borrower shall maintain certain financial covenants including: (i) a debt to equity ratio of not more than 2.0 and (ii) a historical debt service coverage ratio of not less than 1.0 for the last four fiscal quarters prior to the relevant date of calculation.

As Guarantor, UABL Limited shall maintain certain financial covenants including; (i) a consolidated debt to equity ratio of no more than 1.4, (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.3 and (iii) a consolidated current ratio of at least 1.0 for the last four fiscal quarters prior to the relevant date of calculation.

b)	2008 Loan facility of up to $35,000

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

For the year ended December 31, 2011, the weighted average interest rate was 4.61% and the respective interest rates ranged from 4.44% to 4.94%, including margins and interest rate collar.

The loan is secured by a mortgage on part of our Liberian River Business fleet.  The loan agreement requires that the aggregate fair market value of the Liberian mortgaged barges and pushboats dividing by the outstanding amount of the 2008 loans facility to be 1.3 during the period between the first disbursement of the loan and November 24, 2013 (one year prior to the final maturity date of the 2014 Senior Notes) and at all time thereafter 1.6.  The loan contains various restrictive covenants, among others, that limit the each Borrower's ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel.

As Guarantor, UABL Limited shall maintain certain financial covenants including; (i) a consolidated debt to equity ratio of no more than 1.4, (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.3 and (iii) a consolidated current ratio of at least 1.0.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c)	2008 Parallel Loan facility of up to $15,000

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

For the year ended December 31, 2011, the weighted average interest rate was 4.61% and the respective interest rates ranged from 4.44% to 4.94%, including margins and interest rate collar.

The loan is secured by a mortgage on a portion of our Liberian River Business fleet. The loan agreement requires that the aggregate fair market value of the Liberian mortgaged barges and pushboats dividing by the outstanding amount of the 2008 loans facility to be 1.3 during the period between the first disbursement of the loan and November 24, 2013 (one year prior to the final maturity date of the 2014 Senior Notes) and at all time thereafter 1.6.  The loan contains various restrictive covenants, among others, that limit the Borrower's ability to declare or pay any dividend, incur capital expenditures, leases, enter into any derivative transaction, except hedging arrangements for fuel.  The Borrower shall maintain certain financial covenants including: (i) a debt to equity ratio of not more than 2.0 and (ii) a historical debt service coverage ratio of not less than 1.0.
As Guarantor, UABL Limited shall maintain certain financial covenants including; (i) a consolidated debt to equity ratio of no more than 1.4, (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.3 and (iii) a consolidated current ratio of at least 1.0.

d)	2011 Loan facility of up to $15,000

On December 2, 2011 UABL Paraguay S.A. and Riverpar S.A. (our subsidiaries in the River Business), as joint and several Borrowers, UABL (Bahamas) Limited as Guarantor and IFC entered into a loan agreement to partially finance: (i) the construction and acquisition of 64 additional barges, (ii) the modification to 9 existing pushboats necessary to replace their engines, (iii) the re-bottoming of 50 existing barges, and (iv) the construction and acquisition of additional pushboats and ancillary equipment.

The loan shall be repaid in semi-annual installments of $882 beginning on June 15, 2013 and ending on June 15, 2021. The loan accrues interest at LIBOR plus a margin of 3.65% per annum.

For the year ended December 31, 2011, the weighted average interest rate was 5.34%, including margins and interest rate collar.

The loan is secured by a mortgage principally on part of our Paraguayan and Liberian River Business fleet.   The loan agreement requires that the aggregate fair market value of the Paraguayan and others mortgaged barges and pushboats dividing by the outstanding amount of the 2011 loans facility to be at any time prior to the refinancing of the 2014 Senior Notes not less than 3.0 and at any time thereafter, not less than 1.6. Further, the loan agreement requires that the aggregate fair market value of the Liberian mortgaged barges and pushboats dividing by the outstanding amount of the 2011 loans facility to be at all times equal to or higher than 3.0.

The loan contains various restrictive covenants, among others, that limit the Borrowers' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, incur capital expenditures, leases and enter into any derivative transaction, except hedging agreements for fuel, interest rate or foreign currency in the ordinary course of business. The Borrowers shall maintain certain financial covenants including: (i) a debt to equity ratio on a consolidated basis of not more than 2.0 and (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.2 for the last four fiscal quarters prior to the relevant date of calculation.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e)	2011 Parallel Loan facility of up to $10,000

On December 15, 2011 UABL Paraguay S.A. and Riverpar S.A. (our subsidiaries in the River Business), as joint and several Borrowers, UABL (Bahamas) Limited as Guarantor and OFID entered into a parallel loan agreements to partially finance: (i) the construction and acquisition of 64 additional barges, (ii) the modification to 9 existing pushboats necessary to replace their engines, (iii) the re-bottoming of 50 existing barges, and (iv) the construction and acquisition of additional pushboats and ancillary equipment.

The loan shall be repaid in semi-annual installments of $588 beginning on June 15, 2013 and ending on June 15, 2021. The loan accrues interest at LIBOR plus a margin of 3.65% per annum.

The loan is secured through a collateral sharing agreement with the IFC. The loan agreement requires that the aggregate fair market value of the Paraguayan and others mortgaged barges and pushboats dividing by the outstanding amount of the 2011 loans facility to be at any time prior to the refinancing of the 2014 Senior Notes not less than 3.0 and at any time thereafter, not less than 1.6. Further, the loan agreement requires that the aggregate fair market value of the Liberian mortgaged barges and pushboats dividing by the outstanding amount of the 2011 loans facility to be at all times equal to or higher than 3.0.

The loan contains various restrictive covenants, among others, that limit the Borrowers' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, incur capital expenditures, leases and enter into any derivative transaction, except hedging agreements for fuel, interest rate or foreign currency in the ordinary course of business. The Borrowers shall maintain certain financial covenants including: (i) a debt to equity ratio on a consolidated basis of not more than 2.0 and (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.2 for the last four fiscal quarters prior to the relevant date of calculation.

The agreements governing the facilities also contain customary events of default. If an event of default occurs and is continuing, IFC and OFID may require the entire amount of the loan be immediately repaid in full.

At December 31, 2011 the Company has not made draw downs under the 2011 Parallel Loan facility.

At December 31, 2011, the aggregate outstanding principal balance under 2008 and 2011 loan agreements with OFID and IFC was $90,000 and the aggregate net book value of the assets pledged was $109,200.

Subsequent events

On January 26, 2012 the Company drew down $10,000 under the 2011 Parallel Loan facility.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company's liabilities as of December 31, 2011 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Current liabilities:
-Interest rate collar (included in other liabilities)	-	582	-
-Interest rate swap (included in other liabilities)	-	251	-

Noncurrent liabilities:
-Interest rate collar (included in other liabilities)	-	1,145	-
-Interest rate swap (included in other liabilities)	-	643	-

The estimated fair value of the Company's other financial assets and liabilities were as follows:

	At December 31,
	2011		2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
ASSETS
Cash and cash equivalents	$34,096	$34,096	$105,570	$105,570
Restricted cash (current and noncurrent portion)	8,302	8,302	2,844	2,844

LIABILITIES
Long term financial debt (current and non-current portion – Note 5) (1)	$512,993	$468,393	$499,379	$502,136

(1)   The fair value of long term financial debt is measured using Level 2 fair value inputs.

The carrying value of cash and cash equivalents and restricted cash approximates fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements.  Generally, the carrying value of variable interest rate debt, approximates fair value.  It was not practicable to estimate the fair value of the Company's investments in 50% owned companies because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.  Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

Assets and liabilities arising from outstanding derivative positions are included in the accompanying consolidated balance sheets as other receivables and other liabilities, as follows:

	At December 31, 2011
	Noncurrent other receivables	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$-	$582	$1,145
Interest rate swap (cash flow hedge)	-	251	643
	$-	$833	$1,788

	At December 31, 2010
	Noncurrent other receivables	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$642	$791	$567
Interest rate swap (cash flow hedge)	-	160	129
	$642	$951	$696

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

At December 31, 2011 and 2010 there are no outstanding positions on FFAs.

As result of the sale of Princess Marisol and Princess Katherine in 2010, FFA positions maturing between May and December 2010 were no longer probable of occurring and thus no longer qualified as effective cash flow hedges.

During the year ended December 31, 2010, the Company recorded an aggregate realized gain of $10,710, in connection with these FFA positions, which are reflected in the Company's consolidated statements of operations as Other income (expenses) – (loss) gains on derivatives, net.

During the years ended December 31, 2010 and 2009, the Company received net cash settlements for its FFA positions totaling, $16,666 and $32,279, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

As of December 31, 2011, the total notional amount of the interest rate collar is $75,000.

INTEREST RATE SWAP AGREEMENTS

On December 16, 2010, through UP Offshore (Bahamas) Ltd., our holding subsidiary in the Offshore Supply Business, we entered into an interest rate swap transaction with Banco Security through which we expect to hedge our exposure to interest volatility under our financing with Banco Security and DVB Bank SE from December 2010 to December 2018. The initial notional amount is $5,000 (subsequently adjusted in accordance with the amortization schedule under this financing) with UP Offshore (Bahamas) Ltd. paying a fixed interest rate of 3.67% and receiving a variable interest rate based on LIBOR on the notional amount.

As of December 31, 2011, the total notional amount of the interest rate swap is $4,583.

Additionally, on June 14, 2011, through UP Offshore (Bahamas) Ltd., our holding subsidiary in the Offshore Supply Business, we entered into a second interest rate swap transaction with Banco Security through which we expect to hedge our exposure to interest volatility under our financing with Banco Security and DVB Bank SE from June 2011 to December 2018. The initial notional amount is $5,000 (subsequently adjusted pro rata in accordance with the amortization schedule under this financing) with UP Offshore (Bahamas) Ltd. paying a fixed interest rate of 3.122% and receiving a variable interest rate based on LIBOR on the notional amount.

As of December 31, 2011, the total notional amount of the interest rate swap is $4,792.

These contracts qualify for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the consolidated financial statements. The fair value of these agreements equate to the amount that would be paid or received by the Company if the agreement were cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OTHER DERIVATIVE INSTRUMENTS

Forward currency exchange contracts

From time to time the Company entered into and settled forward currency exchange contracts. These contracts were not designated as cash flow hedges and the changes in fair value were reflected in Other income (expenses) - (loss) gains on derivatives, net.

At December 31, 2011 and 2010, there are no outstanding positions on forward currency exchange contracts.

During the year ended December 31, 2009 the Company received cash settlements totaling $2,638 for these positions.

(Loss) gains on derivatives, net included in the accompanying consolidated statements of operations for the three years ended December 31, 2011 are as follows:

	For the years ended December 31,
	2011	2010	2009

FFA	$-	$10,475	$-
Forward currency exchange contracts	-	-	241
Other	(16)	(1)	-
	$(16)	$10,474	$241

8.	COMMITMENTS AND CONTINGENCIES

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010 the Company recorded a charge totaling $1,294 for the full and final settlement of this claim.

In parallel with this ruling the Office of the Treasury Attorney has initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL has submitted a defense in relation to the action commenced by the Office of the Treasury Attorney.  Subsequently, the Office of the Treasury Attorney filed a response with regard to Company´s defense. The evidentiary stage of the proceedings commenced in November 2011. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and YATAITY S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court.  Counsel notified the Customs to hold the proceedings pending a decision of the court and also contest any new investigation into the matter on the grounds that the action is time barred.  We have been advised by UABL's counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse impact on the consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. -  Paraguayan Customs Asunción

On April 7, 2009, the Paraguayan Customs in Asunción commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations (smuggling) due to lack of submission of import clearance documents in Paraguay for some bunkers purchased between January 9, 2007 and December 23, 2008 from YPF-Repsol S.A. in Argentina.  Since those bunkers were purchased for consumption on board pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF-Repsol S.A. were consumed onboard the push boats. We were advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion; however those proceedings have been suspended. Customs Authorities appraised the bunkers and determined the corresponding import tax and fine to be $2,000. On March 22, 2010 the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54.723.820 (approximately $12), and UABL Paraguay S.A. will be paying the fine with the aim to end these proceedings. In parallel with this ruling the denouncing parties in Ciudad del Este submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. Our legal counsel has recently advised that the Director of Customs in Asuncion decided to render null the ruling dated March 22, 2010 and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In a similar manner, on September 20, 2010 the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF-Repsol S.A. in Argentina.  UABL Paraguay S.A. submitted its defense together with all documents related to the bunker purchases.

Our legal counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with reimportation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the reimportation of barges submitted to conversion in foreign yards. On June 24, 2011 Oceanpar S.A. and UABL Paraguay S.A. submitted the evidence of all payments effected in 2008 corresponding to the reimportation of these barges. Our Counsel has advised that there is only a remote possibility that these proceedings will have a material adverse impact on our consolidated financial position or results of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	Tax claim in Bolivia

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority ("Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización") issued a notice in the Bolivian press advising that UABL International S.A. would owe taxes to that authority. On June 18, 2007, legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5,800 (including interest and fines). On October 10, 2007, legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned.

On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case.  On August 12, 2009, UABL International S.A. was served with a judgment of a Bolivian court ruling on certain taxes allegedly due by UABL International S.A. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The Court of appeal confirmed the judgment of the Lower Court. UABL International S.A. has submitted a cassation appeal (an appeal on points of law) which is currently pending before the Bolivian Supreme Court.

On June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. did not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. had challenged the judge's decision to place the embargo. On November 15, 2008, the lower court reconfirmed the embargo. UABL International S.A. appealed the decision of the lower court, which was later reconfirmed by a higher court. The shares of UABL International S.A. have ceased to belong to our Company and we have been advised by legal counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

c)	Lease obligations

The Company and its subsidiaries lease buildings for office spaces and a ship repair facility under various operating leases, which expire from 2012 to 2016 and which generally have renewal options at similar terms. Rental expense under continuing obligations for the three years ended December 31, 2011 was $1,119, $1,048 and $891, respectively. At December 31, 2011, obligations under the companies' operating leases for office spaces and a ship repair facility with initial or remaining lease terms longer than one year were as follows:

Year ending December 31

2012	$1,361
2013	1,060
2014	709
2015	231
2016	68
Total	$3,429

On April 6, 2008 we entered into a three-year bareboat charter for an 11,299 dwt, 2006 built product tanker, the M/T Austral which was extended for minimum 35 and maximum 37 months commencing on December 1, 2010.  The minimum obligations for the remaining term subsequent to December 31, 2011 are $1,551 in 2012 and $1,292 in 2013.  On March 25, 2009 we entered into a one-year bareboat charter for a 5,706 dwt, 2008 built product tanker, the M/T Mediator which was re-delivered to her owner on October 6, 2010.  Rent expense for the three years ended December 31, 2011 was $1,557, $4,940 and $4,808, respectively.  When cash rental payments are not made on a straight–line basis, we recognize variable rental expense on a straight – line basis over the lease term.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d)	Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be received on time charter agreements of our eight PSVs in our Offshore Supply Business chartered seven in South America and one in North Sea, which terms are longer than one year were as follows:

Year ending December 31

2012	$73,012
2013	22,076
2014	10,623
2015	1,942
Total	$107,653

The future minimum revenues, before reduction for brokerage commissions of three of our handy size-small product tanker vessels (one of them leased) in our Ocean Business chartered in South America, expected to be received on time charter agreements, which terms are longer than one year were as follows:

Year ending December 31

2012	$21,152
2013	13,591
2014	4,965
Total	$39,708

Revenues from time charter agreements are generally not received when a vessel, is off-hire, which includes time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The scheduled future minimum revenues should not be construed to reflect total shipping revenues for any of the periods.

e)	Other

At December 31, 2011, we employed several employees as crew on our vessels, land-based employees and shipyard workers.  These seafarers and shipyard workers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals in these industries.  Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings.  In addition, we cannot assure that these agreements will prevent labor interruptions.  While we have had no significant labor interruption in the past we do not believe any labor interruptions will disrupt our operations and harm our financial performance.

On our River Business, different degrees of unionization of our employees and crewmembers may lead to a change or leveling of such unionization, which could result in higher costs for us, thus affecting our results of operations. Furthermore, due to the unionized nature of our activity in South America, while in the process of negotiating such leveling, our operations may be affected by strikes in our River and Ocean businesses, causing us to suffer delays due to lack of the necessary crewing onboard our pushboats and ocean vessels. In our barge building facility at Punta Alvear, our workforce is also mainly unionized and negotiations over wages and conditions may have very little bearing on negotiations we have with our other employees and crew members.

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

Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). Income tax is computed at the rate of 15%, plus a surtax of 10% on the amount that exceeds Brazilian reais 240,000 (equivalent to $129 at December 31, 2011) based on pretax income, adjusted for additions and exclusions established by the Brazilian tax legislation. Social contribution is calculated at the rate of 9%, on pretax income, in conformity with the tax law.

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

For the three years ended December 31, 2011, our subsidiaries did not derive any US source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

Income tax expense (benefit) from continuing operations (which includes TOMPI) is comprised of:

	For the years ended December 31,
	2011	2010	2009

Current income tax expense	$1,904	$4,529	$1,352
Deferred income tax expense (benefit)	(3,641)	1,834	4,003
	$(1,737)	$6,363	$5,355

Ultrapetrol's pre-tax income for the three years ended December 31, 2011 was taxed in foreign jurisdictions (principally Argentina, Brazil and Paraguay).

The table below shows for each jurisdiction's total income tax expense and statutory tax rate:

	For the years ended December 31,
	2011	2010	2009

Brazil (34%)	$-	$1,723	$1,062
Argentina (35%)	1,110	623	129
Paraguay (10%)	403	1,725	153
Others	391	458	8
Current income tax expense	1,904	4,529	1,352
Deferred income tax expense (benefit)	(3,641)	1,834	4,003
Income tax expense (benefit)	$(1,737)	$6,363	$5,355

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of income tax expense (benefit) to taxes calculated based on the statutory tax rate is as follows:

	For the years ended December 31,
	2011	2010	2009
(Loss) income from continuing operations before income taxes	$(19,972)	$1,958	$(32,442)
Sources not subject to income tax	20,835	8,609	28,035
	863	10,567	(4,407)
Tax rate	35%	35%	35%
Tax expense (benefit) at statutory tax rate	302	3,698	(1,542)
Rate differential	(184)	(306)	(442)
Increase in valuation allowance	197	1,215	446
Effects of foreign exchange changes related to our foreign subsidiaries	(4,020)	1,174	5,768
Others	1,968	582	1,125
Income tax expense (benefit)	$(1,737)	$6,363	$5,355

The Company's deferred income tax assets have been reduced by intercompany profits from the sale of river barges within the group and deferred.  The Company deferred income tax expense in Argentina in 2011 amounted $4,630, which were reflected as non-current assets and recognized as income tax expense as the river barges are consumed through depreciation.

At December 31, 2011, Argentinean subsidiaries had a consolidated credit related to TOMPI of $3,861 ($167 current and $3,694 noncurrent) that expires from 2012 through 2021.  At December 31, 2011, Argentinean subsidiaries had accumulated benefit from tax loss carryforwards ("NOLs") for a consolidated total of $833 that expire in (2012 through 2016).  The Company believes it is more likely than not that the Company's subsidiaries NOLs and TOMPI credit, with exception of $804 of NOLs and $542 of TOMPI credit, will be utilized through the turnaround of existing temporary differences, future taxable income, tax strategies or a combination thereof.

As of December 31, 2011, the valuation allowance for deferred tax assets is reduced from $1,661 in 2010 to $1,346 in 2011. The decrease is a result of the reduction of deferred tax asset due to utilization of tax loss carryforwards in Argentina in 2011.

At December 31, 2011, the Brazilian subsidiaries had benefit from NOLs for a consolidated total of $1,262 that do not expire but the usage is limited to 30% of the taxable income in any year.

The components of net deferred income tax liabilities included on the balance sheets were as follows:

	At December 31,
	2011	2010
Deferred income tax assets
Other, deferred income tax current assets	$286	$153
NOLs	2,339	5,074
TOMPI credit	3,694	3,469
Other	3,453	2,422
Total deferred income tax noncurrent assets	9,486	10,965
Valuation allowance of deferred income tax assets	(1,346)	(1,661)
Net deferred income tax noncurrent assets	8,140	9,304
Deferred income tax liabilities
Vessels and equipment, net	11,292	8,339
Intangible assets	332	391
Unrealized exchange differences	3,851	7,120
Other	263	292
Total deferred income tax noncurrent liabilities	15,738	16,142
Net deferred income tax liabilities	$(7,312)	$(6,685)

As of January 1, 2011 and 2010, and for the years ended December 31, 2011 and 2010, the Company did not have any unrecognized tax positions.  In addition, the Company does not expect to hold unrecognized tax positions within the next twelve months.  Furthermore, the Company has elected to classify interest and penalties related to unrecognized tax positions, if and when required, as part of financial and operating expenses, respectively, in the consolidated statements of operations.  For the years ended December 31, 2011 and 2010, the Company has no accrued interest and penalties related to unrecognized tax positions.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	RELATED PARTY TRANSACTIONS

At December 31, 2011 and 2010, the balances of current receivables from related parties were $57 and $150, and balances of current payable to related parties were $1,158 and $190, respectively.

At December 31, 2011 and 2010 the balances of noncurrent receivables from related parties were as follows:

	At December 31,
	2011	2010
Puertos del Sur S.A. and OTS S.A. (1)	$6,478	$5,378

(1)   Includes $2,280, which corresponds to a loan that accrues interest at a nominal interest rate of 7% per year, payable semi-annually.

Voyage expenses paid to related parties

For the three years ended December 31, 2011, the voyage expenses paid to related parties were as follows:

	For the years ended December 31,
	2011	2010	2009

Commercial commissions (1)	$1,147	$1,101	$448
Agency fees (2)	3,475	441	171
Total	$4,622	$1,542	$619

(1)	Commercial commissions

Pursuant to a commercial agreement signed between UP Offshore (Bahamas) Ltd. (our subsidiary in the Offshore Supply Business) and Firmapar Corp. (formerly Comintra), a minority shareholder of this, the parties agreed that Firmapar Corp. charges a 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd. on a consolidated basis beginning on June 25, 2003 and ending on June 25, 2013.

(2)	Agency fees

Pursuant to a commercial and an agency agreement with Ultrapetrol S.A., UABL S.A. and Ravenscroft, Shipping Services Argentina S.A. (formerly I. Shipping Service S.A.) and Navalia S.A. companies of the same control group as Inversiones Los Avellanos S.A., have agreed to perform the duties of port agent for us in Argentina.

Operations in OTS S.A.'s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to OTS S.A., a 50% owned company.

For the three years ended December 31, 2011, UABL Paraguay S.A. paid to OTS S.A. $1,057, $991 and $1,023, respectively, for this operation.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

At December 31, 2011, the outstanding common shares are 30,011,628 par value $.01 per share.

At December 31, 2011 our shareholders Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 4,735,517 and 3,128,568, respectively, which represent 15.8% and 10.4%, respectively.  The joint voting power for these shares represents 71.0% of the total voting power and is combined pursuant to an agreement between the Original Shareholders who have agreed to vote their respective shares together in all matters where a vote of Ultrapetrol (Bahamas) Limited's shareholders is required.

Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. are controlled by members of the Menendez family, including Felipe Menendez R., our president, chief executive officer and a director, and Ricardo Menendez R., our executive vice president and a director.  As such, they have the ability to exert influence over the operations of the Company.

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

2008 Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008. The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

At December 31, 2011 the Company had repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

2011 Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective October 24, 2011, for up to a total of $20,000 of the Company's common stock through April 30, 2012. Share repurchases may be made by the Company and certain of its affiliates from time to time in open market transactions at prevailing market prices or in privately negotiated transactions.

During the year ended December 31, 2011, the Company did not acquire any common share.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest and income taxes paid for the three years ended December 31, 2011, from continuing operations were as follows:

	For the years ended December 31,
	2011	2010	2009

Interest paid	$26,866	$21,750	$21,983
Income taxes paid	316	100	38

13.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

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

The company also has a shipyard that should promote organic growth and from time to time made external sales.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), which seven are employed in the Brazilian market and one in the North Sea.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Ocean Business:  In our Ocean Business, we operate eight oceangoing vessels:  four product tankers (one of which is on lease to us), two container feeder vessels under a container line service in Argentina cabotage trade, one oceangoing tug and one tank barge under the trade name Ultrapetrol.  Our Handy size/small product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives on major trade routes around the globe.

All of the Company's operating revenues were derived from its foreign operations.  The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the years ended December 31,
	2011	2010	2009
Revenues (1)
−South America	$267,420	$199,585	$127,378
−Europe	19,910	19,923	69,546
−Central America	16,499	5,624	3,525
−Asia	426	4,094	18,123
−Other	227	1,219	1,957
	$304,482	$230,445	$220,529

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

The following represents the Company's vessels and equipment based upon the assets' physical location as of the end of each applicable period presented:

	At December 31,
	2011	2010
Vessels and equipment, net
−South America	$572,512	$504,200
−Europe	26,571	-
−Asia	68,149	104,225
−Other	4,213	4,271
	$671,445	$612,696

For the year ended December 31, 2011, 87% of the Company's revenues are concentrated in South America and at December 31, 2011, 85% of the Company's vessels and equipment are located in South America.

For the year ended December 31, 2011 revenues from charterers domiciled in Argentina, Brazil, Uruguay and Paraguay represented 29%, 25%, 20% and 12%, of the Company's consolidated revenues, respectively.

For the year ended December 31, 2010 revenues from charterers domiciled in Argentina, Brazil, Uruguay and Paraguay represented 30%, 27%, 13% and 19%, of the Company's consolidated revenues, respectively.

For the year ended December 31, 2009 revenues from charterers domiciled in Argentina and Brazil represented 20% and 16% of the Company's consolidated revenues, respectively.

As a result, the Company's financial condition and results of operations depend, to a significant extent, on macroeconomic, regulatory and political conditions prevailing in South America.

Revenue by segment consists only of services provided to external customers, as reported in the consolidated statement of operations.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company's operations for the year ended December 31, 2011:

	River Business	Offshore Supply Business	Ocean Business	Total

Revenues	$174,594	$64,606	$65,282	$304,482
Running and voyage and manufacturing expenses	132,719	38,852	53,036	224,607
Depreciation and amortization	20,139	9,436	9,569	39,144
Segment operating (loss) profit	13,138	10,999	(4,753)	19,384
Segment assets	392,549	263,094	124,527	780,170
Investments in and receivables from affiliates	6,595	-	256	6,851
Loss from investment in affiliates	(1,042)	-	(31)	(1,073)
Additions to long-lived assets (1)	73,265	19,502	3,345	96,112
(1)   Excludes $1,751, which corresponds to additions to corporate assets.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following schedule presents segment information about the Company's operations for the year ended December 31, 2010:

	River Business	Offshore Supply Business	Ocean Business	Total

Revenues	$120,024	$54,283	$56,138	$230,445
Running and voyage and manufacturing expenses	80,702	29,637	40,583	150,922
Depreciation and amortization	17,248	7,178	9,945	34,371
Segment operating (loss) profit	10,244	10,611	(2,137)	18,718
Segment assets	351,388	245,865	104,334	701,587
Investments in and receivables from affiliates	6,537	-	287	6,824
Loss from investment in affiliates	(322)	-	(19)	(341)
Additions to long-lived assets	67,942	7,141	30,164	105,247

The following schedule presents segment information about the Company's operations for the year ended December 31, 2009:

	River Business	Offshore Supply Business	Ocean Business		Total

Revenues	$79,477	$35,419	$105,633		$220,529
Running and voyage and manufacturing expenses	65,851	21,341	53,415		140,607
Depreciation and amortization	13,904	5,903	21,945		41,752
Segment operating (loss) profit	(9,651)	930	(330	)(2)	(9,051)
Segment assets	249,760	238,368	173,305		661,433
Investments in and receivables from affiliates	6,484	-	306		6,790
Income (Loss) from investment in affiliates	(48)	-	20		(28)
Additions to long-lived assets	38,817	43,566	7,712		90,095

(2)   Includes an impairment charge for Princess Marisol of $25,000.

Reconciliation of total assets of the segments to amount included in the consolidated balance sheets were as follow:

	At December 31,
	2011	2010

Total assets for reportable segments	$780,170	$701,587
Other assets	16,021	16,640
Corporate cash and cash equivalents	34,096	105,570
Consolidated total assets	$830,287	$823,797

For the year ended December 31, 2011 revenues from one customer of Ultrapetrol Ocean and Offshore Supply Business represented $86,400 or 28% of the Company' s consolidated revenues and revenues from one customer of Ultrapetrol River Business represented $60,200 or 20% of the Company's consolidated revenues.

For the year ended December 31, 2010 revenues from one customer of Ultrapetrol Ocean and Offshore Supply Business represented $75,200 or 33% of the Company's consolidated revenues and revenues from one customer of Ultrapetrol River Business represented $50,400 or 22% of the Company's consolidated revenues.

For the year ended December 31, 2009 revenues from one customer of Ultrapetrol Ocean and Offshore Supply Business represented $41,400 or 19% of the Company's consolidated revenues and revenues from one customer of Ultrapetrol River Business represented $24,000 or 11% of the Company's consolidated revenues.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In 2009, the Company granted a total of 329,375 shares of restricted common stock at no cost to three companies controlled by our chief executive officer, executive vice president and chief financial officer with performance periods of January 1, 2010 through December 31, 2010; January 1, 2011 through December 31, 2011; and January 1, 2012 to December 31, 2012.  At the end of each performance period, the number of shares of stock subject to the awards is determined by comparing the EBITDA achieved during the period to the EBITDA contained in the Company's annual budget adjusted in accordance with the disinterested members of the Board of Directors if deemed necessary. These performance based stock awards are also subject to continued employment.

In connection with the consulting agreements signed in 2006, the Company awarded a total of 310,000 shares of restricted common stock at no cost to two companies, one of which is controlled by our chief executive officer and the other by our executive vice president, which were fully vested.  The fair market value of each share on the grant date was $11.00.

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

During 2010, 39,136 shares were fully forfeited since the resignation of two non-employee directors.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 5, 2006, the Company granted a total of 36,952 shares of restricted common stock at no cost to its non-employee directors which were all vested on December 5, 2009.  The fair market value of each share on the grant date was $12.99.

Activity with respect to restricted common stock is summarized as follows:

	For the years ended December 31,
	2011	2010	2009

Nonvested shares outstanding at January 1	703,827	755,914	115,652
Granted	-	12,689	755,914
Vested	(23,046)	(25,640)	(112,830)
Forfeited	-	(39,136)	(2,822)
Nonvested shares outstanding at December 31	680,781	703,827	755,914

Total stock based compensation expense as a result of all of these grants was $1,079 in 2011, $1,266 in 2010 and $1,163 in 2009 ($402 in 2011 and $576 in 2010 related with the performance based restricted common stock), and is recorded in the same line item as cash compensation.  The unrecognized compensation cost at December 31, 2011 was $1,269 and the weighted average remaining life for unrecognized compensation was 0.8 years. A portion of this expense is subject to achievement of the EBITDA for the performance based restricted common stock.

In addition, in 2006 the Company awarded to three companies, one of which is controlled by our chief executive officer, one by our executive vice president and the other by our chief financial officer, stock options to purchase a total of 348,750 shares of common stock at an exercise price of $11.00 per share.  These stock options vest ratably over a three-year period and expire ten years from the date of grant and are fully vested.  The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model.

There is no activity during 2011, 2010 and 2009 with respect to the Company's stock options.

Outstanding options at December 31, 2011 had an aggregate intrinsic value less than the aggregate strike price for those options based on the market price of $2.98 per share at that date.  At December 31, 2011, 348,750 stock options are outstanding, with an exercise price of $11.00 per share and have a remaining contractual life of 4.8 years.

Total stock based compensation expense related to the stock options was $0 in 2011 and 2010 and $374 in 2009 and is recorded in the same line items as cash compensation.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	DISCONTINUED OPERATIONS

During 2008, the Company decided to discontinue its operations in the Passenger Business.

On February 5, 2010, the Blue Monarch was sold and delivered to her new owner for $1,950, with no impact in earnings.

For all periods presented the Passenger Business operations have been reported as discontinued operations net of income taxes.

The impact of discontinued operations on net (loss) per share of Ultrapetrol (Bahamas) Limited in all periods presented is disclosed in the consolidated statements of operations.

Discontinued operations, net of income taxes consist of the following:

	For the years ended December 31,
	2011	2010	2009

Running and voyage expenses	$-	$(365)	$(1,252)
Other income (expenses), net	-	(150)	(879)

Loss from discontinued operations	$-	$(515)	$(2,131)

At December 31, 2011 and 2010, assets of discontinued operations are $ nil. At December 31, 2011 and 2010 there are no liabilities of discontinued operations.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2011
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$297,324	$101,196	$30,751	$(429,214)	$57
Other current assets	3,773	46,055	56,248	-	106,076
Total current assets	301,097	147,251	86,999	(429,214)	106,133

Noncurrent assets
Vessels and equipment, net	-	212,324	460,066	(945)	671,445
Investment in affiliates	201,323	-	373	(201,323)	373
Other noncurrent assets	6,825	7,850	63,704	(26,043)	52,336
Total noncurrent assets	208,148	220,174	524,143	(228,311)	724,154
Total assets	$509,245	$367,425	$611,142	$(657,525)	$830,287

Current liabilities
Payables to related parties	$-	$127,664	$302,708	$(429,214)	$1,158
Current portion of long-term financial debt	-	3,478	18,026	-	21,504
Other current liabilities	4,948	19,223	27,055	-	51,226
Total current liabilities	4,948	150,365	347,789	(429,214)	73,888

Noncurrent liabilities
Due to affiliates	$-	$26,043	$-	$(26,043)	$-
Long-term financial debt net of current portion	260,000	51,522	179,967	-	491,489
Other noncurrent liabilities	-	218	14,521	-	14,739
Total noncurrent liabilities	260,000	77,783	194,488	(26,043)	506,228
Total liabilities	264,948	228,148	542,277	(455,257)	580,116

Equity of Ultrapetrol (Bahamas) Limited	244,297	139,277	68,865	(208,142)	244,297
Noncontrolling interest	-	-	-	5,874	5,874
Total equity	244,297	139,277	68,865	(202,268)	250,171
Total liabilities and equity	$509,245	$367,425	$611,142	$(657,525)	$830,287

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$129,340	$190,630	$(15,488)	$304,482

Operating expenses	(8,490)	(112,238)	(179,800)	15,430	(285,098)
Operating (loss) profit	(8,490)	17,102	10,830	(58)	19,384

Investment in affiliates	(7,886)	-	(1,073)	7,886	(1,073)
Other (expenses) income	(2,429)	(23,212)	(12,642)	-	(38,283)
(Loss) income before income taxes	(18,805)	(6,110)	(2,885)	7,828	(19,972)

Income taxes benefit (expense)	-	1,550	187	-	1,737
(Loss) income from continuing operations	(18,805)	(4,560)	(2,698)	7,828	(18,235)

Loss from discontinued operations	-	-	-	-	-
Net (loss) income	(18,805)	(4,560)	(2,698)	7,828	(18,235)

Net income attributable to noncontrolling interest	-	-	-	570	570
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(18,805)	$(4,560)	$(2,698)	$7,258	$(18,805)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$106,014	$133,015	$(8,584)	$230,445

Operating expenses	(8,332)	(89,245)	(122,676)	8,526	(211,727)
Operating (loss) profit	(8,332)	16,769	10,339	(58)	18,718

Investment in affiliates	8,153 (1)	-	(341)	(8,153)	(341)
Other (expenses) income	(5,192)	(1,197)	(10,030)	-	(16,419)
(Loss) income before income taxes	(5,371)	15,572	(32)	(8,211)	1,958

Income taxes benefit (expense)	-	313	(6,676)	-	(6,363)
(Loss) income from continuing operations	(5,371)	15,885	(6,708)	(8,211)	(4,405)

Loss from discontinued operations	-	-	(515)	-	(515)
Net (loss) income	(5,371)	15,885	(7,223)	(8,211)	(4,920)

Net income attributable to noncontrolling interest	-	-	-	451	451
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(5,371)	$15,885	$(7,223)	$(8,662)	$(5,371)

(1)   Includes a loss of $ 515 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009
(stated in thousands of U.S. dollars)

	Parent		Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-		$130,119	$95,447	$(5,037)	$220,529

Operating expenses	(8,710)		(93,615)	(132,234)	4,979	(229,580)
Operating profit (loss)	(8,710)		36,504	(36,787)	(58)	(9,051)

Investment in affiliates	(31,064	) (1)	-	(28)	31,064	(28)
Other income (expenses)	(64)		(15,792)	(7,507)	-	(23,363)
Income (loss) before income taxes	(39,838)		20,712	(44,322)	31,006	(32,442)

Income taxes benefit (expense)	-		1,211	(6,566)	-	(5,355)
Income (loss) from continuing operations	(39,838)		21,923	(50,888)	31,006	(37,797)

Loss from discontinued operations	-		-	(2,131)	-	(2,131)
Net (loss) income	(39,838)		21,923	(53,019)	31,006	(39,928)

Net (loss) attributable to noncontrolling interest	-		-	-	(90)	(90)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(39,838)		$21,923	$(53,019)	$31,096	$(39,838)

(1)   Includes a loss of $2,131 related to discontinued operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2011

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net (loss)	$(18,235)	$(4,560)	$(2,128)	$6,688	$(18,235)
Loss from discontinued operations	-	-	-	-	-
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations	12,134	21,396	6,165	(6,688)	33,007
Net cash (used in) provided by operating activities from continuing operations	(6,101)	16,836	4,037	-	14,772
Net cash (used in) operating activities from discontinued operations	-	-	(15)	-	(15)
Net cash (used in) provided by operating activities	(6,101)	16,836	4,022	-	14,757

Intercompany sources	(17,947)	(1,322)	(6,774)	26,043	-
Non-subsidiary sources	-	(42,907)	(54,956)	-	(97,863)
Net cash (used in) investing activities	(17,947)	(44,229)	(61,730)	26,043	(97,863)

Intercompany sources	-	26,043	-	(26,043)	-
Non-subsidiary sources	(15,000)	14,963	11,669	-	11,632
Net cash (used in) provided by financing activities	(15,000)	41,006	11,669	(26,043)	11,632
Net increase (decrease) in cash and cash equivalents	$(39,048)	$13,613	$(46,039)	$-	$(71,474)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2010
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net (loss) income	$(4,920)	$13,169	$5,307	$(18,476)	$(4,920)
Loss from discontinued operations	-	-	515	-	515
Adjustments to reconcile net income to net cash provided by operating activities from continuing operations	(1,601)	(2,539)	10,913	18,476	25,249
Net cash (used in) provided by operating activities from continuing operations	(6,521)	10,630	16,735	-	20,844
Net cash (used in) operating activities from discontinued operations	-	-	(1,950)	-	(1,950)
Net cash (used in) provided by operating activities	(6,521)	10,630	14,785	-	18,894

Intercompany sources	(60,822)	(16,189)	-	77,011	-
Non-subsidiary sources	-	(3,850)	(52,239)	-	(56,089)
Net cash (used in) investing activities from continuing operations	(60,822)	(20,039)	(52,239)	77,011	(56,089)
Net cash provided by investing activities from discontinued operations	-	-	1,950	-	1,950
Net cash (used in) investing activities	(60,822)	(20,039)	(50,289)	77,011	(54,139)

Intercompany sources	-	-	77,011	(77,011)	-
Non-subsidiary sources	75,281	-	12,333	-	87,614
Net cash provided by financing activities	75,281	-	89,344	(77,011)	87,614
Net increase (decrease) in cash and cash equivalents	$7,938	$(9,409)	$53,840	$-	$52,369

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:

We have audited Ultrapetrol (Bahamas) Limited's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ultrapetrol (Bahamas) Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting".  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Ultrapetrol (Bahamas) Limited maintained, in all material respects, effective internal control over financial reporting at December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2011 of Ultrapetrol (Bahamas) Limited and subsidiaries and our report dated March 15, 2012 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 15, 2012

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:

We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Ultrapetrol (Bahamas) Limited's internal control over financial reporting at December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2012 expressed an unqualified opinion thereon.

Buenos Aires, Argentina                                                            /S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
March 15, 2012                                                                             Member of Ernst & Young Global

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

A-1

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

4.7	Indenture dated as of December 23, 2010 for 7.25% Convertible Senior Notes Due 2017
4.8	Loan agreement dated as of December 2, 2011, between UABL Paraguay S.A. and Riverpar S.A., as joint and several co-Borrowers, and International Finance Corporation
4.9	Loan agreement dated as of December 15, 2011, between UABL Paraguay S.A. and Riverpar S.A., as joint and several co-Borrowers, and The OPEC Fund for International Development
7	Statement of Ratio of Earning to Fixed Charges
8.1	Subsidiaries of Ultrapetrol (Bahamas) Limited ++
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
____________________
*	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed April 18, 2007 (Reg. No. 333-141485).

**	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed September 26, 2006 (Reg. No. 333-132856).

***	Incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol Bahamas) Limited filed January 24, 2005 (Reg. No. 333-122254).

****	Incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856).

+	Incorporated by reference to the Company's Report on Form 6-K submitted on February 18, 2010.

++	Incorporated by reference to the Company's Form 20-F filed March 13, 2008.

A-2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on  Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ULTRAPETROL (BAHAMAS) LIMITED

By: /s/ Felipe Menendez Ross
Name: Felipe Menendez Ross
Title:  Chief Executive Officer, President and Director

March 15, 2012