Form 20-F/A
period 2011-12-31
ULTRAPETROL BAHAMAS LTD
filed 2012-04-12
CIK 1062781

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
For the transition period from ______________ to _________________

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

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer  [_]    Accelerated filer [X]        Non-accelerated filer [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes [_]    No [_]

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011, originally filed with the U.S. Securities and Exchange Commission, or SEC, on March 15, 2012, or the 2011 Form 20-F, is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

Users of this data are advised that pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of any registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under those sections.

PART III

Item 19.                  EXHIBIT INDEX

Exhibit Number	Description

101
The following financial information from Ultrapetrol (Bahamas) Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 15, 2012, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2011 and 2010;
(2) Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009;
(3) Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2010 and 2009;
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and
(5) Notes to Consolidated Financial Statements, tagged as blocks of text.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ULTRAPETROL (BAHAMAS) LIMITED

April 12, 2012	By:	/s/ Felipe Menendez Ross
	Name:	Felipe Menendez Ross
	Title:	Chief Executive Officer, President and Director