Form 20-F
period 2012-12-31
ULTRAPETROL BAHAMAS LTD
filed 2013-03-14
CIK 1062781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

Common Shares, $0.01 par value	140,419,487 Common Shares Outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [_]	No [X]

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

Yes [_]    No [_]

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this report in the section titled "Risk Factors" in Item 3.D of this report. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	future operating or financial results;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	general market conditions and trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	our ability to obtain additional financing or amend existing facilities or refinance existing facilities;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct and obtain delivery of new vessels, or vessels' useful lives;

•	our dependence upon the abilities and efforts of our management team;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•	the highly competitive nature of the ocean-going transportation industry;

•	the loss of one or more key customers;

•	fluctuations in foreign exchange rates and inflation in the economies of the countries in which we operate, including wage inflation as a result of trade union negotiations;

•	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs;

•	potential liability from future litigation; and

•	other factors discussed in the section titled "Risk Factors" in Item 3.D of this report.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 – KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited, or the Company, is for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 and has been derived from the Company's Financial Statements. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Statement of Operations Data:
Revenues	$313,169	$304,482	$230,445	$220,529	$303,575
Operating and manufacturing expenses (1)	(254,427)	(224,607)	(150,922)	(140,607)	(164,476)
Depreciation and amortization	(43,852)	(39,144)	(34,371)	(41,752)	(38,620)
Loss on write- down of vessels	(16,000)	--	--	(25,000)	--
Administrative and commercial expenses	(32,385)	(29,604)	(27,051)	(25,065)	(24,396)
Other operating income, net	8,376	8,257	617	2,844	6,513
Operating (loss) profit	(25,119)	19,384	18,718	(9,051)	82,596

Financial expense and foreign currency (losses) gains, net	(37,844)	(37,978)	(26,417)	(23,237)	(30,542)
Financial loss on extinguishment of debt	(940)	--	--	--	--
Financial income	6	332	399	340	1,156
(Loss) gain on derivatives, net	--	(16)	10,474	241	8,816
Investments in affiliates	(1,175)	(1,073)	(341)	(28)	(442)
Other, net	(661)	(621)	(875)	(707)	(558)

(Loss) Income before income taxes	(65,733)	(19,972)	1,958	(32,442)	61,026
Income taxes benefit (expense)	2,969	1,737	(6,363)	(5,355)	4,173

(Loss) Income from continuing operations	$(62,764)	$(18,235)	$(4,405)	$(37,797)	$65,199
(Loss) from discontinued operations (2)	$--	$--	$(515)	$(2,131)	$(16,448)
Net (Loss) Income	$(62,764)	$(18,235)	$(4,920)	$(39,928)	$48,751

Net Income (Loss) attributable to noncontrolling interest	893	570	451	(90)	1,228

Year Ended December 31,
2012	2011	2010	2009	2008
(Dollars in thousands)

Net (Loss) Income attributable to Ultrapetrol (Bahamas) Limited	(63,657)	(18,805)	(5,371)	(39,838)	47,523
Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) Income from continuing operations	(63,657)	(18,805)	(4,856)	(37,707)	63,971
(Loss) from discontinued operations	--	--	(515)	(2,131)	(16,448)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(63,657)	(18,805)	(5,371)	(39,838)	47,523
Basic and diluted (loss) income per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$(1.80)	$(0.64)	$(0.16)	$(1.28)	$1.99
From discontinued operations	$--	$--	$(0.02)	$(0.07)	$(0.51)
	$(1.80)	$(0.64)	$(0.18)	$(1.35)	$1.48
Basic weighted average number of shares	35,382,913	29,547,365	29,525,025	29,426,429	32,114,199
Diluted weighted average number of shares	35,382,913	29,547,365	29,525,025	29,426,429	32,213,741

Balance Sheet Data (end of period):
Cash and cash equivalents	$222,215	$34,096	$105,570	$53,201	$105,859
Restricted cash - current	5,968	6,819	1,661	1,658	2,478
Working capital (3)	108,245	32,245	98,318	68,352	135,746
Vessels and equipment, net	647,519	671,445	612,696	571,478	552,683
Total assets	1,010,318	830,287	823,797	732,934	825,059
Total debt (4)	522,410	517,762	501,657	407,539	415,507
Common Stock	1,443	339	338	338	334
Number of shares outstanding	140,419,487	30,011,628	29,943,653	29,943,653	29,519,936
Ultrapetrol (Bahamas) Limited stockholders' equity	399,751	244,297	263,463	283,703	371,889
Noncontrolling interest	6,748	5,874	5,331	4,880	4,970
Total equity	406,499	250,171	268,794	288,583	376,859

Statement of Cash Flow Data:
Total cash flows (used in) provided by operating activities	(3,935)	14,757	18,894	38,716	71,257
Total cash flows (used in) investing activities	(32,513)	(97,863)	(54,139)	(83,598)	(87,991)
Total cash flows provided by (used in) financing activities	224,567	11,632	87,614	(7,776)	58,331
Consolidated EBITDA as defined in the Notes due 2014 (5)	$32,045	$54,028	$39,296	$56,445	$116,859
Adjusted Consolidated EBITDA (5)	$32,045	$54,028	$61,293	$57,129	$116,859

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

(2)	Net of income tax effect.

(3)	Current assets less current liabilities.

(4)	Includes accrued interest.

(5)	The following table reconciles our EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA to our cash flows from operating activities:

Year Ended December 31,

2012	2011	2010	2009	2008
(Dollars in thousands)

Net cash (used in) provided by operating activities from continuing operations	$(3,935)	$14,772	$20,844	$38,679	$79,902
Net cash (used in) provided by operating activities from discontinued operations	--	(15)	(1,950)	37	(8,645)
Total cash flows from operating activities	(3,935)	14,757	18,894	38,716	71,257
Plus
Adjustments from continuing operations
Increase / Decrease in operating assets and liabilities	(2,391)	7,748	(6,974)	(14,052)	15,415
Expenditure for drydocking	5,978	3,478	8,204	5,242	3,105
Income taxes (benefit) expense	(2,969)	(1,737)	6,363	5,355	(4,173)
Financial expenses	35,793	35,426	25,925	24,248	25,128
(Losses) Gains on derivatives, net	--	(16)	10,474	241	8,816
Gain on disposal of assets	3,564	--	724	1,415	--
Contribution from sale and lease back	2,086	--	--	--	--
Allowance for doubtful accounts	(1,266)	(598)	(359)	21	(184)
Adjustment attributable to UP Offshore declassification (1)	--	--	(21,997)	(684)	--
Net loss (income) attributable to non-controlling interest	(893)	(570)	(451)	90	(1,228)
Other adjustments	(3,922)	(4,475)	(2,947)	(2,591)	(3,235)

Adjustments from discontinued operations
Increase / Decrease in operating assets and liabilities	--	15	1,435	(1,566)	1,457
Expenditure for drydocking	--	--	--	--	289
Other adjustments	--	--	5	10	212

EBITDA as defined in the Notes due 2014 from continuing operations	$32,045	$54,028	$39,806	$57,964	$123,546
EBITDA as defined in the Notes due 2014 from discontinued operations	$--	$--	$(510)	$(1,519)	$(6,687)
Consolidated EBITDA as defined in the Notes due 2014	$32,045	$54,028	$39,296	$56,445	$116,859

Plus
Adjustment attributable to UP Offshore declassification (1)	$--	$--	$21,997	$684	$--
Adjusted Consolidated EBITDA	$32,045	$54,028	$61,293	$57,129	$116,859

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

EBITDA as defined in the Notes due 2014 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-down of vessels). The calculation of EBITDA as defined in the Notes due 2014 excludes from all items those amounts corresponding to unrestricted subsidiaries under the indenture governing the Company's 9% First Preferred Ship Mortgage Notes due 2014, or the Indenture, from the time of designation as such. We have provided EBITDA as defined in the Notes due 2014 in this report because we use it to and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. Adjusted Consolidated EBITDA in this filing represents EBITDA as defined in the Notes due 2014 plus EBITDA corresponding to unrestricted subsidiaries designated as such under the terms of the Indenture. We do not intend for EBITDA as defined in the Notes due 2014 nor Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. The foregoing definitions of EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA may differ from other definitions of EBITDA or Consolidated EBITDA used in the financial covenants of our other credit facilities as further described under "Description of Credit Facilities and other Indebtedness" elsewhere in this annual report on Form 20-F. These definitions of EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA are available for management's discretionary use. Both EBITDA as defined in the Notes due 2014 and Adjusted Consolidated EBITDA have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

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

Historically, the shipping markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for vessel capacity. A global economic crisis may further reduce demand for transportation of cargo over longer distances and supply of vessels to carry cargo, which may materially affect our revenues, profitability and cash flows. If charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably.

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

We derive most of our River Business revenues from transporting soybeans and other agricultural and mineral products produced in the Hidrovia Region, as well as petroleum products consumed in the region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of agricultural products, which would likely result in a reduction in demand for our services. Drought conditions have affected the production of agricultural products during several years like 2005, 2006, 2009 and 2012. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers and any changes adversely affecting navigability of either of these rivers, such as low water levels or shifts in banks' locations, could reduce or limit our ability to effectively transport cargo on the rivers, as is normally the case in the High Paraguay River during the fourth quarter and part of the first quarter.

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

In most of the markets in which we currently operate we engage in cabotage or regional trades that have restrictive rules and regulations on a region by region basis. Our operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Brazilian cabotage for Brazilian-flagged vessels, such as some of our Platform Supply Vessels, or PSVs. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on our cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of our vessels in those trades) or less restrictive (which could result in increased competition in these markets).

Demand for our PSVs depends on the level of activity in offshore oil and gas exploration, development and production.

The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The following is a graph of the spot market levels of time charters for PSVs of 800+ m 2 of deck in the North Sea for the past four years:

The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors. A prolonged, material downturn in oil and natural gas prices is likely to cause a substantial decline in expenditures for exploration, development and production activity, which would likely result in a corresponding decline in the demand for PSVs and thus decrease the utilization and charter rates of our PSVs. An increase in the order book for new tonnage beyond the growth of demand for new tonnage could result in a decline of the charter rates paid for PSVs in the market. Such decreases in demand or increases in supply could have an adverse effect on our financial condition and results of operations. Moreover, increases in oil and natural gas prices and higher levels of expenditure by oil and gas companies may not result in increased demand for our PSVs. The factors affecting the supply and demand for PSVs are outside of our control and the nature, timing and degree of changes in industry conditions are unpredictable. If the PSV market is in a period of weakness when our vessels' charters expire, or when new vessels are delivered, we may be forced to re-charter or charter our vessels at reduced rates or even possibly at a rate at which we would incur a loss on operation of our vessels.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Sea and in the Gulf of Aden off the coast of Somalia. Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008 through 2011 the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with all ocean-going vessels vulnerable to such attacks. In 2011, according to the International Maritime Bureau, commercial shipping in the area was subjected to 439 individual pirate attacks of which 275 attacks took place off Somalia on the east coast and in the Gulf of Guinea on the west coast of Africa. In addition, 45 ships were hijacked resulting in the kidnapping of 802 crew members. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones or as Joint War Committee "war and strikes" listed, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents or similar incidents on board third party vessels managed by us, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict economic and governmental factors, nor declines in charter rates and vessel values, which may have a material adverse effect on our results of operations and may cause the price of our common stock to decline.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing or re-financing on acceptable terms and otherwise negatively impact our business

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

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

The shipping industry is subject to extensive and changing international conventions and treaties, national, state and local environmental and operational safety laws and regulations in force in international waters and the jurisdictional waters of the countries in which the vessels operate, as well as in the country or countries in which such vessels are registered. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, or MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, and the International Ship and Port Facility Security Code. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to the management and disposal of hazardous materials and wastes, the cleanup of oil spills and other contamination, air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the drilling activity, offshore and shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Many of these environmental requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

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

While we expect that our newbuilding vessels will meet relevant Annex VI requirements at the time of their delivery and that our existing fleet will comply with such requirements, subject to classification society surveys on behalf of the flag state, such compliance could require modifications to the engines or the addition of expensive emissions control systems, or both, as well as the use of low sulfur fuels. At present our vessels are complying with these requirements. It could happen that from time to time additional requirements may arise, but we do not expect them to have a material adverse effect on our operating costs.

MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Our Product Tankers (Miranda I, Alejandrina and Austral) and our Crude Oil Tanker Amadeo are fully certified by class as double hull vessels. Our oceangoing barge Parana Petrol (formerly named Alianza G3), although of double hull construction, does not meet the minimum height criteria in double bottoms and the minimum distance in double sides in correspondence with its slop tanks required by Regulation 19 of MARPOL Annex I.

In the United States, OPA provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the U.S. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. Liability limits provided for under OPA may be updated from time to time. OPA also permits states to set their own penalty limits, provided they accept, at a minimum, the levels of liability established under OPA, and some states have enacted legislation providing for unlimited liability for oil spills. The IMO has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct. The IMO and the European Union, or EU, also have adopted separate phase-out schedules applicable to non-double hull tankers operating in international and EU waters. These regulatory programs may require us to introduce modifications or changes to tank configuration to meet the EU double hull standards for our vessels or otherwise remove them from operation.

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

The hull and machinery of our offshore supply fleet and ocean fleet and certain vessels in our river fleet are classed by classification societies. The classification society certifies that a vessel is in class and may also issue the vessel's safety certification in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our classed vessels are currently enrolled with classification societies that are members of the International Association of Classification Societies (IACS). The IACS issued draft harmonized Common Structure Rules that align with IMO goal standards, for industry review in 2012 and it expects them to be adopted in Winter 2013.

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

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention in, certain ports.

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

We are subject to significant foreign currency exchange controls in certain countries in which we operate.

Certain Latin American economies have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may increase our costs and limit our ability to convert local currency into U.S. dollars and transfer funds out of certain countries. Any shortages or restrictions may impede our ability to convert these currencies into U.S. dollars and to transfer funds, including for the payment of dividends and leasing or interest or principal on our outstanding debt. In the event that any of our subsidiaries are unable to transfer funds to us due to currency restrictions, we are responsible for any resulting shortfall.

As from October 2011, the Argentine Government imposed certain restrictions on access to the official foreign exchange market, which is the only market under Argentine regulations on which to trade foreign currency. These restrictions have been increasing over 2012 and there is no knowledge of them disappearing in the short term. They currently include the need for authorization from government agencies or banks (which abide by the requirements set forth by those agencies) in order to purchase foreign currency (for example, to pay for imported goods and services, including royalties, leasing and dividend payments or for hoarding purposes).

In this context, our subsidiaries in Argentina may find a decreased capacity to access this official foreign exchange market to acquire the necessary foreign currency to make transfers abroad for settlement of their obligations in foreign currency, and to remit dividends to their shareholders, and may even find that its possibility of purchasing foreign currency for other ends, as is currently the case with foreign currency purchases for hoarding purposes, has been restricted.

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

In our shipyard an increase in operational costs may impact the cost of each barge produced for our fleet which would impact our desired return of the asset and may affect the profitability of selling barges to third parties.

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

This ship or barge building activity could be disrupted or become delayed by circumstances beyond our control such as lack of timely supply of materials or poor workmanship, quality or design problems, strikes or other labor disputes or the construction executed by us could be deficient because of problems concerning design, workmanship or because of defective materials or equipment. These deficiencies, disruptions or delays may result in failure of timely delivery of the vessels that we are building or that we are committed to build for ourselves or for third parties with the consequent negative impact in our financial results through loss of earnings and/or penalties and/or cancellation of contracts and/or responsibilities under guarantees for construction contracts.

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

Finally, since we may receive large orders for building barges for third parties at fixed prices, we may or may not be able to hedge our exposure to cost increases which may result in decreased margins or even operating losses.

The failure of Petrobras to successfully implement its business plan for 2012-2016 could adversely affect our business.

During 2012, Petrobras announced its business plan for 2012-2016, which includes a projected capital expenditure budget of $236.5 billion between 2012 and 2016 and provides for an increase in drilling rigs and in connection therewith forecasts a growth in the demand for supply and specialty vessels from 287 in December 2010 to 423 by 2013. In addition, Petrobras has entered into the Assignment Agreement with the Brazilian federal government to conduct operations in specified pre-salt areas, which will require additional capital expenditures by Petrobras to explore and develop the areas covered by the Assignment Agreement. The Assignment Agreement as well as other agreements and Brazilian regulations require that Petrobras acquire a minimum level of goods and services from Brazilian providers. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade.

We believe that Petrobras' capital expenditure plans and the Assignment Agreement will provide significant opportunities within the Brazilian PSV market, particularly for companies that own or are constructing Brazilian-built vessels and we intend to actively pursue the further expansion of our PSV operations in Brazil, including seeking chartering opportunities for our PSVs under construction, evaluating the construction of additional PSVs within Brazil and identifying opportunities to utilize the preferential rights provided by our current Brazilian-built PSVs and any future PSVs we may construct. However, in the event Petrobras does not successfully implement its business plan for 2012-2016 or does not otherwise capitalize on the growth opportunities presented by the Assignment Agreement and favorable Brazilian regulations, there may be fewer opportunities to employ PSVs in Brazil than we may initially expect. Consequently, we may not be able to expand our PSV operations in Brazil as planned, which may adversely affect our Offshore Supply Business and results of operations.

Petrobras represented 29%, 28% and 33% of total revenues for the years 2012, 2011 and 2010, respectively.

Changes in governmental policies in South America could adversely affect our business, results of operations, financial condition and prospects.

We engage in business activities throughout South America. For the year ended December 31, 2012, 28%, 29%, 4%, 12% and 3% of our revenues were derived from charterers domiciled or whose cargoes originate in Argentina, Brazil, Uruguay, Paraguay and Bolivia, respectively. As a result, our business is and will continue to be subject to the risks generally associated with doing business in South America.

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

Our ability to make payments on and to refinance our indebtedness, including the 2014 Notes, and any amounts borrowed under any of our subsidiaries' credit facilities and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness, including the 2014 Notes, and any amounts borrowed under our subsidiaries' credit facilities or to fund our other liquidity or capital needs.

If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be done on commercially reasonable terms, or at all. In addition, the indenture governing the 2014 Notes and the credit agreements governing our subsidiaries' various credit facilities may restrict us from adopting any of these alternatives. If we are not successful in, or are prohibited from, pursuing any of these remedies and cannot service our debt, our secured creditors may foreclose on our assets over which they have been granted a security interest.

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

As of December 31, 2012, the Company had $68.5 million of LIBOR-based variable rate borrowings under its credit facilities with International Finance Corporation, or IFC, and The OPEC Fund for International Development, or OFID, subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum.

As of December 31, 2012, the Company had $20.9 million of LIBOR-based variable rate borrowings under its credit facility with DVB Bank SE, or DVB, and NIBC Bank N.V., or NIBC, subject to an interest rate swap, designated as cash flow hedge, to fix the interest rate of these borrowings at a weighted average cost of debt of 0.9% per annum.

As of December 31, 2012, the Company had $8.5 million of LIBOR-based variable rate borrowings under its credit facility with DVB and Banco Security, subject to an interest rate swap, designated as cash flow hedge, to fix the interest rate of these borrowings at a weighted average interest rate of 3.39% per annum.

Additionally, as of December 31, 2012, the Company had other variable rate debt (due 2013 through 2021) totaling $144.1 million. These debts call for the Company to pay interest based on LIBOR plus a 120-365 basis point margin range. Recently, the $93.6 million facility with DVB and Natixis for the financing of our PSVs under construction in India has, within the terms and condition contained in the relevant loan agreement, used a cost of funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2012, the weighted average interest rate on these borrowings was 2.8%.

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

We are building with a shipyard in India two new PSVs with scheduled deliveries commencing in the second quarter of 2013 (although the delivery of these PSVs has been significantly delayed from their original delivery dates and may be further delayed). Although we intend to charter these vessels by the time they are delivered, we may be unable to do so. Even if we do obtain charters for these vessels, they may be at rates lower than those that currently prevail or those that we anticipated at the time we ordered the vessels. If we fail to obtain charters or if we enter into charters with low charter rates, our financial condition and results of operations could suffer.

We may face continued delays in delivery under our newbuilding contracts for PSVs which could adversely affect our financial condition and results of operations.

The two PSVs currently under construction and additional newbuildings for which we may enter into contracts may be subject to further delays in their respective deliveries or even non-delivery from the shipyards. The delivery of our PSVs, and/or additional newbuildings for which we may enter into contracts, could be further delayed, canceled, become more expensive or otherwise not completed because of, among other things:

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

If the delivery of any PSV, and/or additional newbuildings for which we may enter into contracts, continues to be materially delayed or is canceled, especially if we have committed that vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected. Although the building contracts typically incorporate penalties for late delivery, we cannot assure you that the vessels will be delivered on time or that we will be able to collect the late delivery payment from the shipyards or that in the case we collect those late delivery penalties, they are sufficient to compensate for losses suffered.

We cannot assure you that we will be able to repossess the vessels under construction or their parts in case of a default of the shipyards and in those cases where we may have bank refund guarantees, we cannot assure that we will always be able to collect or that it will be in our interest to collect under these guarantees.

A continued delay in the delivery of one or more of the PSVs may render unavailable the pre-delivery financing arranged for that vessel(s) forcing us either to refinance at more expensive terms or to have to cancel one or more newbuildings.

In the event the shipyard building our PSVs does not perform under its agreements with us and we are unable to enforce certain bank refund guarantees, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Currently, we have outstanding newbuilding contracts with a shipyard in India for the construction of two new PSVs. According to the shipyard, these PSVs are scheduled to be delivered commencing in the second quarter of 2013 (although the delivery of the vessels has been substantially delayed from their original delivery dates and may be further delayed) starting with our UP Pearl in the second quarter of 2013. As of December 31, 2012, we have made total advance payments to this yard in the amount of $30.8 million and we have remaining advance payments in the amount of $13.2 million (excluding late delivery penalties that may be applied to the shipyard) before we take possession of these two PSVs. In the event that the shipyard does not perform under its agreements with us and we are unable to enforce certain bank refund guarantees due to an outbreak of war, bankruptcy or otherwise, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

We are a holding company, and depend almost entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and as such we have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries conduct all of our operations and own all of our operating assets. As a result, our ability to pay dividends and service our indebtedness depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization. For example, some of our subsidiaries' existing credit agreements contain significant restrictions on the ability of our subsidiaries to pay dividends or make other transfers of funds to us. Further, some countries in which our subsidiaries are incorporated require our subsidiaries to receive central bank approval before transferring funds out of that country. In addition, under limited circumstances, the indenture governing the 2014 Notes permits our subsidiaries to enter into additional agreements that can limit our ability to receive distributions from such subsidiaries. If we are unable to obtain funds from our subsidiaries, we will not be able to service our debt or pay dividends, should we decide to do so, unless we obtain funds from other sources, which may not be possible.

We depend on a few significant customers for a large part of our revenues both on a consolidated and on a business segment basis and the loss of one or more of these customers could adversely affect our revenues.

On a consolidated basis, in 2012, our three largest customers were Petrobras, Trafigura and MMX (Mineracao e Metalicos S.A.) In aggregate terms, our three largest customers accounted for 52% of our total revenues. In each of our business segments, we derive a significant part of our revenues from a small number of customers. Additionally, some of these customers, including many of our most significant ones, operate vessels and or barges of their own. These customers may decide to cease or reduce the use of our services for any number of reasons, including employing their own vessels. The loss of any one or a number of our significant customers, whether to our competitors or otherwise, could adversely affect our cash flow, revenues and earnings.

We are exposed to U.S. dollar and foreign currency fluctuation risk.

Since we are a global company, our international operations are exposed to foreign currency exchange rate risks on all charter hire contracts denominated in foreign currencies. For some of our international contracts, a portion of the revenue and local expenses are incurred in local currencies and the company is at risk of changes in the exchange rates between the U.S. dollar and foreign currencies. Any foreign currency rate fluctuations associated with foreign currency contracts that arise in the normal course of business exposes us to the risk of exchange rate losses. Gains and losses from the revaluation of our assets and liabilities denominated in currencies other than our functional currency are included in our consolidated statements of operations. Foreign currency fluctuations may cause the U.S. dollar value of our non-U.S. results of operations and net assets to vary with exchange rate fluctuations. This could have a negative impact on our results of operations and financial position. In addition, fluctuations in currencies relative to currencies in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations. To minimize the financial impact of these items, the company attempts to contract a significant majority of its services in U.S. dollars. In addition, the company attempts to minimize its financial impact of these risks, by matching the currency of the company's operating costs with the currency of revenue streams when considered appropriate. The company continually monitors the currency exchange risks associated with all contracts not denominated in U.S. dollars.

We have from time to time hedged our exposure to changes in foreign currency exchange rates and as a result, we could incur unanticipated losses. This operation may be performed again in the future.

Rising fuel prices may adversely affect our profits.

Fuel is the largest operating expense in our River Business where most of our contracts are contracts of affreightment under which we are paid per ton of cargo shipped. Currently, most of these agreements permit the adjustment of freight rates based on changes in the price of fuel. We may be unable to include this provision in these contracts when they are renewed or in future contracts with new customers. In our Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the PSVs are on time charter and it is the time charterers who are generally responsible for the cost and supply of fuel; however, such cost may affect the charter rates we are able to negotiate for our Offshore Supply Business vessels. In addition, we may become responsible for the positioning and repositioning supply of fuel to such vessels, in which case variations in the price of fuel could affect our earnings. In our Ocean Business, while fuel costs and supply are the charterers' responsibility during the vessel's time charter, fuel is a significant, if not the largest, expense in our shipping operations or for those employed in our container feeder service. We are responsible for the supply of fuel to such vessels and variations in the price of fuel could have a significant impact on our earnings to the extent they are different (higher than) those employed when estimating the expected result of such voyages and fixing the corresponding freight. We may not be able to increase our container feeder freights to compensate for the fuel adjustment. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Also, older vessels are typically less fuel-efficient than more recently built vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Our vessels may need spare parts to be provided in order to replace old or damaged parts in the normal course of their operations. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key elements of our vessels (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, our vessels may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for us. Also, the availability of local drydocks where such work is required to be completed may be difficult to contract on a timely basis.

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

In addition to the P&I entry that we hold for all our fleet, the PSVs currently maintain third party liability insurance covering contractual claims that may not be covered by our P&I entry in the amount of $50.0 million. If claims affecting such policy exceed this amount, it could have a material adverse effect on our business and the results of operations.

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

Labor disruptions in the shipping or shipbuilding industry could adversely affect our business.

As of December 31, 2012, we employed 269 land-based employees, 239 shipyard workers and approximately 995 seafarers as crew on our vessels. Most of these seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to almost all companies who hire such individuals as crew.

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

In our River Business, different degrees of unionization of our employees and crewmembers may lead to a change or leveling of such unionization, which could result in higher costs for us, thus affecting our results of operations. Furthermore, due to the unionized nature of our activity in South America, while in the process of negotiating such leveling, our operations may be affected by strikes in our River and Ocean businesses, causing us to suffer delays due to lack of the necessary crewing onboard our pushboats and ocean vessels. In our barge building facility at Punta Alvear, our workforce is also mainly unionized and negotiations over wages and conditions may have very little bearing on negotiations we have with our other employees and crew members.

On our Offshore Supply Business, our Brazilian crewmembers are also unionized and a strike could affect our results of operations.

Strikes or labour disruptions affecting some of our key suppliers could also have a significant impact on our operations, such as those affecting stevedores, port/pilotage unions, truck drivers, steal workers, etc.

The Company's sale of barges to third parties could be adversely impacted by local cost increases.

The Company has made a substantial investment on our own barge building facility in Punta Alvear yard in Rosario, Argentina, where we build barges for sale to third parties and for our own account. Our production is subject to local unionization of our shipyard employees, inflation in local currency and exchange rate risks, which may result in cost increases. If one or more of these factors take place we may lose barge construction contracts to our competitors.

A reduction in the total output of the yard for any reason impacts the production cost of the barges because of the allocation of fixed costs over the total number of units produced. A severe reduction in the number of barges produced could render our production uneconomical. If the production is reduced we may not be able to reduce the labour force proportionately or we may have to incur significant severance costs to do so with a negative financial impact to the Company.

Our River Business segment could be adversely impacted by the construction or acquisition of existing or new barges by its competitors.

If one or more of our competitors in our river business were to acquire or contract for the construction of barges for their operation in the Hidrovia, we could have a material effect on our results of operations.

 The Company's sale of barges to third parties could be adversely impacted by regional competition.

In the event that a competing barge building facility were to be established in the region then our third party barge sales would be subject to more price competition and our competitors would have access to new barges that would enable them to undergo fleet renewal.

Certain conflicts of interest may adversely affect us.

Certain of our directors and officers hold similar positions with other related companies. Felipe Menendez R., who is our President, Chief Executive Officer and a Director, is a Director of Oceanmarine, a related company that previously provided administrative services to us and has entered into joint ventures with us in salvage operations. Oceanmarine also operates slot charter container services between Argentina and Brazil, an activity in which we do not engage in at the present time. Ricardo Menendez R., who is our Executive Vice President and one of our Directors, is the President of Oceanmarine and is also the Chairman of The Standard Steamship Owners' Protection and Indemnity Association (Bermuda) Limited, or Standard, a P&I club with which some of our vessels are entered. For the years 2010, 2011 and 2012, we paid to Standard $3.9 million, $3.3 million and $3.5 million, respectively, in P&I insurance premiums. Both Mr. Ricardo Menendez R. and Mr. Felipe Menendez R. are Directors of Maritima SIPSA, a company owned 49% by us and 51% by SIPSA S.A. (a related company), are Directors of Shipping Services Argentina S.A. (formerly I. Shipping Services) and Directors of Navalia S.A., companies that provide vessel agency services for third parties in Argentina and for our vessels calling at Buenos Aires, Ushuaia and other Argentinean ports. We are not engaged in the vessel agency business for third parties and the consideration we paid for the services provided by Shipping Services Argentina S.A. and Navalia to us amounted to $0.4 million in 2010, $3.5 million in 2011 and $1.7 million in 2012. Although these directors and officers attempt to perform their duties within each company independently, in light of their positions with such entities, they may face conflicts of interest in selecting between our interests and those of Oceanmarine, Shipping Services Argentina S.A., Navalia S.A. and Standard. In addition, Shipping Services Argentina S.A., Navalia S.A. and Oceanmarine are indirectly controlled by the Menendez family, including Felipe Menendez R. and Ricardo Menendez R. These conflicts may limit our fleet's earnings and adversely affect our operations. Although we cannot ascertain the exact amount of time allocated by these officers and directors to our business, generally such officers and directors dedicate a substantial portion of their average working week to our business and in any event in an amount sufficient to fulfill their obligations to us in their role as officer or director.

We may not be able to fulfill our obligations in the event we suffer a change of control.

 If we suffer a change of control as defined the indenture of our 2014 Notes, we will be required to make an offer to repurchase the 2014 Notes at a price of 101% of their principal amount plus accrued and unpaid interest within a period of 30 to 60 days. A change of control may also result in the banks that have other financings in place with us deciding to cross-default and/or accelerate the repayment of our loans. Under certain circumstances, a change of control of our company may also constitute a default under our credit facilities resulting in our lenders' right to accelerate their loans. We may not be able to satisfy our obligations if a change of control occurs.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and financial condition or our ability to pay dividends.

In order to fund our capital expenditures, we may be required to incur or refinance borrowings or raise capital through the sale of debt or equity securities. Our ability to obtain new credit facilities and access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions, poor market conditions for shipowning companies and other contingencies and uncertainties that are beyond our control. Our failure to obtain the funds necessary for future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

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

Under the Code, 50% of the gross shipping income of our vessel owning or chartering non-U.S. subsidiaries attributable to transportation that begins or ends but that does not both begin and end in the U.S., will be characterized as U.S. source shipping income. Such income will be subject to a 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We believe that any U.S. source shipping income of our non-U.S. subsidiaries will qualify for the exemption from tax under Section 883 of the Code on the basis that our stock is primarily and regularly traded on the Nasdaq Global Select Market. However, we cannot assure you that our non-U.S. subsidiaries will at all times qualify for that exemption. In addition, changes in the Code, the Treasury Regulations or the interpretation thereof by the IRS or the courts could adversely affect the ability of our non-U.S. subsidiaries to qualify for such exemption. If any of our non-U.S. subsidiaries are not entitled to that exemption, they would be subject to a 4% U.S. federal income tax on their gross U.S.-source shipping income. The imposition of this tax could have a negative effect on our business and would result in decreased earnings.

It should be noted that for the calendar years 2010, 2011 and 2012, our non-U.S. subsidiaries did not derive any U.S.-source shipping income. Therefore our non-U.S. subsidiaries should not be subject to any U.S. federal income tax for 2010, 2011 or 2012, regardless of their qualification for exemption under Section 883.

Changes in tax laws or the interpretation thereof and other tax matters related to our UK tonnage tax election may adversely affect our future results.

We elected the application of the UK tonnage tax instead of the corporate tax on income for the qualifying shipping activities of almost all of our non-Brazilian flagged PSVs. Changes in tax laws or the interpretation thereof and other tax matters related to our UK tax election may adversely affect our future results as a tax on the income from qualifying shipping activities likely will be higher than the UK tonnage tax to which we are currently subject.

We are subject to certain antitrust legislations in certain countries in which we operate

In some of the countries in which we operate, we are subject to antitrust legislations and governmental regulations. If any or all of the consolidations, mergers, joint ventures and acquisitions carried out by us or our subsidiaries or involving our controlling shareholders were to result in a non-compliance or breach or contravention under such legislations, we may be forced to sell, divest, or reorganize our Company and structure of operations and/or may be fined, affecting our results of operations.

Risk Factors Related To Our Common Stock

The concentration of our common stock ownership may limit the ability of holders of our common stock to influence corporate matters.

Sparrow Capital Investments Ltd. ("Sparrow"), Sparrow CI Sub Ltd. ("Sparrow CI Sub"), Los Avellanos and Hazels, collectively, currently own approximately 83.9% of our outstanding common stock. Furthermore, our directors or officers who are affiliated with the Company or other individuals providing services under our management agreements may receive equity awards under the Company's 2006 Stock Incentive Plan. As of the date of this annual report, there were 3,753,497 shares of common stock available for issuance under our 2006 Stock Incentive Plan.

Sparrow, Sparrow CI Sub, Los Avellanos and Hazels, collectively, currently control approximately 87.9% of the voting common stock of the Company, Further there is a Shareholders Agreement dated as of November 13, 2012, by and among the Company, Sparrow, Sparrow CI Sub, Los Avellanos and Hazels which lays out the degree of cooperation required between such shareholders.

This concentrated control limits the ability of other holders of our common stock to influence corporate matters and, as a result, we may take actions that holders of our common stock do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

Future sales of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock.

We have entered into a registration rights agreement dated as of December 12, 2012, with Sparrow, Sparrow CI Sub, Los Avellanos and Hazels pursuant to which these parties and their affiliates or transferees are entitled to cause us to register under the Securities Act for resale in the public market shares of our common stock that they own.

We may issue additional shares of common stock or other securities to finance our growth. These issuances, which would generally not be subject to shareholder approval, may lower your ownership interests and may depress the market price of our common stock.

We may plan to finance potential future expansions of our fleet or other corporate matters in part with equity financing. Therefore, subject to the securities laws and the rules of the NASDAQ that are applicable to us, we may plan to issue additional shares of common stock, and other equity securities of equal or senior rank, in a number of circumstances from time to time.

The issuance by us of additional shares of common stock or other equity securities of equal or senior rank will have the following effects:

●	our existing shareholders' proportionate ownership interest in us may decrease;

●	the relative voting strength of each previously outstanding share may be diminished; and

●	the market price of our common stock may decline.

The price of our common stock may be volatile and if the price of our common stock fluctuates, you could lose a significant part of your investment.

Our common stock commenced trading on the NASDAQ in October 2006. We cannot assure you that an active or liquid public market for our common stock will continue. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our common stock and impact a potential sale price if holders of our common stock decide to sell their shares.

The market price of our common stock may be influenced by many factors, many of which are beyond our control, including the following:

●	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

●	fluctuations in the seaborne transportation industry;

●	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

●	actual or anticipated fluctuations in quarterly and annual results;

●	economic and regulatory trends;

●	general market conditions;

●	terrorist acts;

●	future sales of our common stock or other securities; and

●	investors' perception of us and the shipping industry.

As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above the price they paid for such shares. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

ITEM 4– INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

In this annual report, unless the context otherwise indicates, the terms "we", "us" and "our" (and similar terms) refer to Ultrapetrol (Bahamas) Limited and its subsidiaries and joint ventures.

We were originally formed, in conjunction with others, by members of the Menendez family with a single ocean going vessel in 1992 and were incorporated in our current form as a Bahamas corporation on December 23, 1997. Our registered offices are in Ocean Centre, Montagu Foreshore, East Bay St., Nassau, Bahamas. (P.O. Box SS-19084). Our agent in the Bahamas is H&J Corporate Services Ltd. Our telephone number is +1 242 364 4755. The Company is incorporated as an International Business Company under the provisions of the International Business Companies Act, 2000. As the Company is a publicly listed company on the NASDAQ Stock Exchange, it is also subject to the provisions of the Securities Industry Act, 2011 and the Securities Industry Regulations, 2012.

Our Ocean Business has been built through the investment of capital from the operation of our fleet along with other sources of capital to acquire additional vessels. In 1998, we issued $135.0 million of 10 1/2% First Preferred Ship Mortgage Notes due 2008, or the Prior Notes. By 2001, our fleet had reached 13 oceangoing vessels with a total carrying capacity of 1.1 million dwt. During 2003, in an effort to remain ahead of changing environmental protection regulations, we began to sell our entire single hull Panamax and Aframax fleets (five vessels in total), a process that we completed in early 2004. We then focused in developing two different ocean fleets: a Capesize / OBO fleet and a Product Tanker fleet. However, in December, 2009, taking into account the future delivery of an increasingly large order book for Capesize vessels, the Company made the strategic decision to sell this asset class. The process started with the sale of our vessel Princess Susana on December 10, 2009, and finalized with the sale of our fourth Capesize vessel, Princess Katherine, on September 15, 2010. As we gradually moved out of Capesize vessels, we started to develop a regional cabotage container feeder service joining Buenos Aires with Ushuaia in the southern end of South America. We service this trade with two container feeder vessels, Asturiano and Argentino, acquired in April 2010 and December 2010, respectively.

We began our River Business in its current format in 1993. In October 2000, we formed a joint venture, UABL Ltd., or UABL, with American Commercial Barge Lines Ltd., or ACBL. From 2000 to 2004, we built UABL (our brand name in the River Business) into the leading river barge company in the Hidrovia Region of South America. We purchased from ACBL their 50% equity interest in UABL and started a process of growth that included several load outs (imports) of barges and pushboats from the United States of America and acquisitions of smaller companies already present in the Hidrovia, such as Otto Candies.

During 2000, we received a $50.0 million equity investment from an affiliate of Solimar Holdings, Ltd., or Solimar, a wholly-owned subsidiary of the AIG-GE Capital Latin American Infrastructure Fund, or the Fund. The Fund was established at the end of 1996 to make equity investments in South America, Mexico, Central America and the Caribbean countries. The Fund was also a co-investor with the Company in other shipping ventures.

We initiated our Offshore Supply Business in its current format during 2003 through a joint venture with a wholly-owned subsidiary of the Fund and Firmapar Corp. (formerly Comintra Enterprises Ltd.). Our partners and us capitalized the business with $45.0 million of common equity and $70.0 million of debt and preferred equity from IFC to construct our initial fleet of six PSVs. On March 21, 2006, we purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., or UP Offshore, the company through which we operate our Offshore Supply Business, from an affiliate of Solimar for a purchase price of $48.0 million. Following this acquisition, we currently hold 94.45% of the issued and outstanding shares of UP Offshore.

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

Between June and November 2008, we entered into three loan facilities with DVB and Natixis (as co-lenders), IFC and OFID to finance up to $168.6 million that allowed us to partially fund our expansion capital expenditure programs in the Offshore Supply Business and the River Business.

On July 15, 2010, Solimar Holdings Ltd., or Solimar, a Named Shareholder, sold all of its remaining shareholder interest in the Company to Hazels (Bahamas) Investments Inc., or Hazels, also a Named Shareholder. Accordingly Hazels acquired 2,977,690 additional ordinary shares in the Company, which entitled Hazels to hold seven votes for each additional share so acquired in that transaction.

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

On December 23, 2010, we issued $80.0 million of 7.25% Convertible Senior Notes due 2017 (the "Convertible Senior Notes"). Under those notes, on February 13, 2012, the conversion rate and price were adjusted to 163.1312 or $6.13 per share of common stock. On January 23, 2013, in accordance with the terms of the indenture, we repurchased all $80.0 million of the outstanding Convertible Senior Notes.

On December 2, 2011, we entered into a loan agreement with IFC for a $15.0 million loan to finance part of our River Business capital expenditure plan. Subsequently, on December 15, 2011, we entered into a loan agreement on similar terms with OFID for $10.0 million.

On October 22, 2012, we entered into a loan agreement with DVB Bank SE and NIBC Bank N.V. to finance up to $42.0 million of the acquisition of two PSVs constructed for us, UP Jade and UP Amber. The tranche in respect of the UP Jade in the amount of $20.8 million was drawn on October 29, 2012.

On December 12, 2012, we announced the closing of an investment agreement entered into on November 13, 2012, with Sparrow, a subsidiary of Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. (collectively, "Southern Cross"). Pursuant to such closing, we sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share. We received proceeds of $220.0 million from the transaction. Southern Cross now beneficially owns approximately 78.34% of the outstanding common shares of Ultrapetrol.

On January 18, 2013 we entered into a loan agreement with DVB Bank SE, NIBC Bank N.V. and ABN AMRO Capital USA LLC to finance up to $84.0 million for the refinance of the loan relating to the UP Jade plus the acquisition of three PSVs constructed for us, UP Amber, UP Pearl and UP Onyx. The tranche in respect of the UP Jade in the amount of $20.8 million was drawn on January 24, 2013. This loan agreement replaced the already existing agreement in place with DVB Bank SE and NIBC Bank N.V. that was signed on October 22, 2012.

On January 23, 2013, we repurchased $80.0 million of our outstanding Convertible Senior Notes in accordance with the provisions of the indenture governing the Convertible Senior Notes. The Convertible Senior Notes were purchased at par plus accrued and unpaid interest to, but excluding, the date of repurchase, for a total price of $1,001.61 per $1,000.00 principal amount of Convertible Senior Notes. No Convertible Senior Notes remain outstanding.

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

•
Our River Business, with 669 barges and 33 pushboats as of December 31, 2012, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 55% of world soybean production in 2013, as compared to 30% in 1995. We also own a barge building facility at Punta Alvear, which is the most modern of its kind in South America.

•
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. Our Offshore Supply Business fleet consists of nine PSVs in operation and three under construction as of December 31, 2012. Recently, on January 30, 2013, we have taken delivery of our second Indian PSV, UP Amber. The remaining two vessels under construction in India are currently scheduled to commence in the second quarter of 2013.

•
Our Ocean Business, as of December 31, 2012, operates eight ocean-going vessels that we employ in the South American coastal trade where we have preferential rights and customer relationships. The eight vessels comprise four Product Tankers, one Oceangoing Pushboat, one inland tank barge and two container feeder vessels. Our Ocean Business fleet has an aggregate carrying capacity of approximately 110,000 deadweight tons.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to increase volume, efficiency and market share in a targeted manner. For example, we have increased the cargo capacity of some of our existing river barges to help increase our efficiency and market share. In addition, we have plans to replace engines in eleven of our river pushboats as part of our re-engining program and increasing the pushing capacity of some of them, with new engines that should allow us to operate using heavy fuel which has been historically less expensive than the types of fuel currently used. This initiative seeks to maximize the size of our convoys thus reducing costs per ton transported. We expect that the PSV orders placed in India will allow us to further capitalize on the attractive offshore petroleum services market as we have done so with the recently delivered PSV, UP Amber. We have also expanded on our ocean fleet through acquisitions or bareboat charters of specific types of vessels, by having purchased a 2003-built container vessel, the Frisian Commander, renamed Asturiano, with a carrying capacity of 1,118 Twenty-foot Equivalent Units, or TEUS, as well as a 2002-built container vessel, the Sinar Bontang, renamed Argentino, with a carrying capacity of 1,050 TEUS which operate in a flag-restricted trade in the Argentine cabotage market. We expect to continue inspecting vessels to replace those that will require substitution in the near future in our business segments. Finally we are examining the possibility of building or converting ships to participate, within the same business segments that we presently operate, in sectors or sizes not covered by our present fleet. We believe that the versatility of our fleet and the diversity of industries that we serve reduce our dependency on any particular sector of the shipping industry and offer numerous growth opportunities.

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

We have a diverse customer base including large and well-known petroleum, agricultural and mining companies. Some of our significant customers in the last three years include affiliates of Bunge, Cargill, ESSO, MMX, Petrobras (the national oil company of Brazil), Petroenergy, Petropar (the national oil company of Paraguay), Siderar, Trafigura and Vicentin.

Our Lines of Business

Revenues	2012		2011		2010
Attributable to River Business	$163,279	52%	$174,594	57%	$120,024	52%
Attributable to Offshore Supply Business	76,661	25%	64,606	21%	54,283	24%
Attributable to Ocean Business	73,229	23%	65,282	22%	56,138	24%
Total	$313,169	100%	$304,482	100%	$230,445	100%

River Business. We have developed our River Business from a single river convoy comprising one pushboat and four barges in 1993 to the leading integrated river transportation company in the Hidrovia Region today. Our River Business, which we operate through our subsidiary UABL, had 669 barges with approximately 1.2 million dwt capacity and 33 pushboats as of December 31, 2012. Of those, 588 are dry barges that can transport agricultural and forestry products, iron ore and other cargoes and the other 81 are tank barges that can carry petroleum products, vegetable oils and other liquids. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor in this river system. In addition, we use one 35,000 dwt barge, the Alianza G2, as a geared transfer station to provide storage and transshipment services of dry cargo from river barges to ocean export vessels. We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia Region. At over 2,200 miles in length, the Hidrovia Region is comparable in length to the Mississippi River in the United States and produces and exports a significant and growing amount of agricultural products. In addition to agricultural products, we expect companies in the Hidrovia Region to continue expanding and initiating the production of other goods, including forest products, iron ore and pig iron.

We have purchased 25 new engines from MAN Diesel in connection with our engine replacement program set to re-motorize eleven of our line pushboats and additionally increase the pushing capacity of some of them. The new engines consume heavier grades of fuel which have been, from 2001 to 2011, 25% cheaper on average than the diesel fuel our pushboats currently consume. Under such program, we have placed in operation two additional re-engined pushboats Alto Paraná and Cavalier XII in 2012, in addition to four pushboats Zonda I, Cavalier X, Asunción and Pampero I put into operation during 2010 and 2011.

We own and operate a terminal at Dos Fronteras (Paraguay) and through a joint venture we own and operate a terminal at Tres Fronteras to provide integral transportation services to our customers from origin to destination. We also own a drydock and repair facility to carry out fleet maintenance. We utilize night-running technology, which partially allows for night navigation of our convoys and improves asset utilization. As increasing agricultural production is expected to maintain its trend over the next few years, the Hidrovia requires an efficient solution to create the capacity necessary for river transport in order to maintain our existing fleet and expand our capacity. To such end we finalized in December 2009 the construction of our new shipyard at Punta Alvear for building barges and other vessels. This new yard has proven to be a cost-efficient tool to increase our capacity in both dry and tank barges and also to replace our older barges. This facility is one of the most modern of its kind in South America and has proven to be capable of producing barges in a timely and cost efficient manner when running at normal scale. We have also been successful in completing selected sales of barges to third parties for their operation within different markets from where we operate.

Offshore Supply Business. Our Offshore Supply Business, which we operate through UP Offshore, is focused on serving companies that are involved in the complex and logistically demanding activities of deepwater oil exploration and production. Our PSVs are designed to transport supplies, equipment, drill casings and pipes on deck, along with fuel, water, drilling fluids and bulk cement in under-deck tanks and a variety of other supplies to drilling rigs and offshore platforms. In 2003 we ordered the construction of six technologically advanced PSVs. We took delivery of two of these vessels in 2005, two in 2006, one in 2007 and the last one in August 2009. During 2007 we also placed orders to build an additional four PSVs in India and two in China. In December 2010, we took delivery of the first Chinese vessel, UP Turquoise, which commenced its 4-year time charter with Petrobras on March 12, 2011, and our second one, UP Jasper, commenced operations in the North Sea with Nexen Petroleum UK Limited on September 29, 2011. On May 22, 2012, we took delivery of our first Indian PSV, UP Jade, which commenced operation with Petrobras on August 10, 2012. Thus, eight of our existing vessels were employed under long term time charter contracts in the coastal waters of Brazil with Petrobras throughout 2012. On January 30, 2013, we took delivery of our second Indian PSV, UP Amber. The deliveries of the remaining two vessels under construction in India are expected to commence as of the second quarter of 2013. Upon delivery of each of these PSVs we currently have under construction, we intend to employ them in Brazil, the North Sea and other international markets in accordance with prevailing market conditions. Through one of our Brazilian subsidiaries, we have the competitive advantage of being able to operate a number of our PSVs in the Brazilian market with cabotage trading privileges, enabling those PSVs to obtain employment in preference to other non-Brazilian flagged vessels.

The trend for offshore petroleum exploration, particularly in Brazil, has been to move toward deeper, larger and more complex projects, such as the Tupi and Jupiter fields in Brazil, which we believe will result in increased demand for more sophisticated and technologically advanced PSVs to handle the more challenging environments and greater distances. Our PSVs are of a larger deadweight and equipped with dynamic positioning capabilities, with greater cargo capacity and deck space than other PSVs serving shallow water offshore rigs, all of which provide us with a competitive advantage in efficiently serving our customers' needs.

Ocean Business. In our Ocean Business, we operate eight oceangoing vessels. Our four Product Tankers, one of which is on bareboat charter to us from a non- related third party, are currently employed in the South American cabotage trade of petroleum and petroleum products. Our inland tank barge Parana Petrol is in the process of being converted to be employed as a floating storage and transshipment station. Additionally, we own two container feeder vessels, the Asturiano and the Argentino. Our current ocean fleet has an aggregate cargo carrying capacity of near 110,000 dwt and an average age of approximately 15 years.

We have pursued the expansion of our ocean fleet by participating in the container feeder service. Through the acquisition of the Asturiano and Argentino during 2010, we began operating in such market. The first vessel to commence service was the Asturiano, on May 21, 2010, while the Argentino commenced its operation in Argentina in February 2011. Both vessels serve the regional container transportation requirements between the Argentinean coastal ports south of Buenos Aires and those on the south of Uruguay from mainline large container vessels.

Our four Product Tankers, Miranda I, Alejandrina, Amadeo and Austral (under bareboat charter) are currently employed under time charters with major oil companies serving regional trades in Argentina and Brazil.

Ultrapetrol Fleet Summary (1)

River Fleet	Number of Vessels	Capacity	Description
Alianza G2	1	35,000 tons	Storage and Transshipment Station
Pushboat Fleet	32	120,862 BHP	Various Sizes and Horse Power Carry
Tank Barges	81	197,522 m3	Liquid Cargo (Petroleum Products, Vegetable Oil)
Dry Barges	588	1,038,270 tons	Carry Dry Cargo (Soy, Iron Ore, other products)
Total (1)	669	N/A

Offshore Supply Fleet	Year Built	Capacity (DWT)	Deck Area (m2)

In Operation
UP Esmeralda	2005	4,200	840
UP Safira	2005	4,200	840
UP Agua-Marinha	2006	4,200	840
UP Topazio	2006	4,200	840
UP Diamante	2007	4,200	840
UP Rubi	2009	4,200	840
UP Turquoise	2010	4,900	1,020
UP Jasper	2011	4,900	1,020
UP Jade	2012	4,200	840
Total		39,200	7,920

Offshore Supply Fleet	Delivery Date (2)	Capacity (DWT)	Deck Area (m2)

Under Construction
UP Amber (India,V-382)	2013 (3)	4,200	840
UP Pearl (India, V-386)	2013	4,200	840
UP Onyx (India, V-387)	2013	4,200	840
Total		12,600	2,520

Ocean Fleet	Year Built	Capacity (DWT/TEUs)	Description
Parana Petrol	1993 (4)	43,164	Inland Tank Barge
Miranda I (6)	1995	6,575	Product / Chemical Tanker
Amadeo (6)	1996	39,530	Oil / Product Tanker
Alejandrina	2006	9,219	Product Tanker
Austral (7)	2006	11,299	Product / Chemical Tanker
Argos I (Ex -Al. Campana)	1975	N/A	Oceangoing Pushboat
Asturiano	2003	1,118 (5)	Container Feeder Vessel
Argentino	2002	1,050 (5)	Container Feeder Vessel
Total		109,787 (8)

(1) As of December 31, 2012.
(2) Expected build or delivery date, as applicable, as advised by the shipyard.
(3) Delivered on January 30, 2013.
(4) Originally built in 1982, converted in 1993 to product tank barge.
(5) Twenty Foot-Equivalent Units, or TEUs.
(6) Our Miranda I and Amadeo were both converted to double hull in 2007.
(7) Bareboat chartered-in.
(8) Only DWT capacity added – excludes TEUs.

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

We have historically operated our cabotage Ocean Business tanker vessels under period time charters and will try to continue to do so. Our two container feeder vessels operate on a voyage by voyage basis. We have outsourced the commercial efforts to a shipping agent on a commission basis.

The future minimum revenues, before deduction for brokerage commissions, expected to be received on time charter agreements of our PSVs in our Offshore Supply Business (five chartered in South America and one in the North Sea), which terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2013	$34,238
2014	22,503
2015	13,492
2016	5,742
Total	$75,975

The future minimum revenues, before deduction for brokerage commissions of three product tanker vessels (one of them leased) in our Ocean Business chartered in South America, expected to be received on time charter agreements, which original terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2013	$18,090
2014	5,412
Total	$23,502

On November 12, 2012, one of our subsidiaries in the River Business, entered into a transshipment services agreement to provide storage and transshipment services of cargo from river barges to ocean export vessel through our Parana Petrol barge, for a three-year term from June 1, 2013. The future minimum revenues, before reduction for commissions, expected to be received were as follows: $6.6 million in 2013, $13.2 million in each of 2014 and 2015 and $6.6 million in 2016.

Revenues from a time charter are generally not received when a vessel is off-hire, which in most cases includes time required for normal periodic maintenance of the vessel including drydock. In arriving at the minimum future charter revenues, an estimated off-hire time to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future. The scheduled future minimum revenues should not be construed to reflect total shipping revenues for any of the periods.

Our Fleet Management

We conduct the day-to-day management and administration of our operations in-house.

Our subsidiaries, UP Offshore Brazil, Sernova and Ravenscroft undertake the technical and marine related management for our offshore and ocean vessels including dry docks, repairs and maintenance, the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of a portion of the related accounts on our behalf through its related offices in Coral Gables, Aberdeen, Buenos Aires and Rio de Janeiro. All three entities are ISM certified and between them hold Documents of Compliance for the management and operation of tankers, PSVs, general cargo vessels and container ships.

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

Through our presence in the barge-building industry we compete with other shipyards in the region such as Astillero Tsuneishi Paraguay S.A., CIE, Riopal and other shipyards located outside of South America, mainly in China and South Korea.

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

 Dry Bulk Cargo

Soybeans. Argentina, Bolivia, Brazil, Paraguay and Uruguay produced in aggregate about 41.5 million tons, or mt, of soybeans in 1995 and an estimated 115.0 mt in 2012, a 17-year compound annual growth rate, or CAGR, of 6.2% from 1995. These countries account for an estimated 48% of world soybean production in 2012, up from only 30% in 1995.

Of the above-mentioned countries of the Hidrovia Region, the area harvested of soybeans has increased from approximately 18.9 Mha (million hectares, 1 hectare = 2.47 acres) in 1995 to an estimated 47.5 Mha in 2012, a 17-year CAGR of 5.6%. Further, with advances in technology, productivity of farmland has also improved.

The growth in soybean production has not occurred at the expense of other key cereal grains. Production of corn (maize) in Argentina, Bolivia, Brazil, Paraguay and Uruguay combined grew from 50.3 mt in 1995 to 98.3 mt in 2012, a 16-year CAGR of 4.0%. Production of wheat in these countries grew from 14.4 mt in 1995 to 24.4 mt in 2012, a 17-year CAGR of 3.1%.

Iron Ore. In the Corumba area in Brazil reached by the High Paraguay River, there are three large iron ore mines, two of which are owned by the Brazilian mining company Vale (following the 2009 acquisition of Rio Tinto's assets in the region) while the third one is owned by MMX Mineração & Metálicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by river barge, has grown from about 1.1 million mt, or mmt, since 2001 to 7.1 mmt in 2011, a 10-year CAGR of 20.4%. Estimated production for 2012 is 7.9 mmt (based on reported nine months 2012 production for Vale and MMX annualized on a pro rata basis) which would provide an annual increase of 12%. Iron ore prices have on average increased 22% from December 2010 to December 2012. Continued high iron ore prices during 2013 and 2014 should support continued growth in production of iron ore.

In addition to the above, Jindal Steel & Power Limited, through one of its subsidiaries, Jindal Steel Bolivia S.A., has acquired the development rights for 20.0 billion tonnes of El Mutun iron ore reserves located in Bolivia.

Oil transportation

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

Petrobras has announced that it will increase the use of supply and special vessels from the current 287 vessels to 423 vessels by 2013. The Brazilian market has seen an increasing demand for PSVs since 2006 (prior to 2006 large PSVs in excess of 4,000 DWT were unusual in Brazilian waters) and now according to Petrobras, the demand for this type of vessel will grow significantly in the next three years.

Deepwater service favors large modern vessels that can provide a full range of flexible services including dynamic positioning systems while providing economies of scale to installations distant from shore. Cabotage laws favor employment of Brazilian flag vessels. However, according to industry sources, many of the Brazilian flag PSVs and supply vessels are smaller and older than now required, with approximately 20% of the national fleet of at least 20 years of age. Temporary authority is granted for foreign vessels to operate only if no Brazilian flag vessels are available.

The North Sea Market

The North Sea is a similarly demanding offshore market due to difficult weather and sea conditions, significant water depths, long distances to be traveled and sophisticated technical requirements.

In 2000 and 2001, increases in oil prices led to increased North Sea exploration activity and higher OSV demand. Oil prices fell in early 2002, leading to questions regarding the sustainability of the higher oil prices and reduced exploration and development activity. Even with recovery in the West Texas Intermediate, or WTI, price to an average of about $31 per barrel in 2003, North Sea exploration and development activity remained low. Low oil prices and availability of more attractive opportunities elsewhere resulted in a shift of activities by oil majors towards other regions. Oil prices continued their increase, with average WTI crude prices of about $42 per barrel in 2004, $57 per barrel in 2005, $66 per barrel in 2006, $72 per barrel in 2007 and $100 in 2008. Exploration and development activities increased. Major oil companies returned to the North Sea while the independents remained and increased their activities. WTI crude oil prices decreased from an average of $77 per barrel in October 2008 to an average of $45 during January-April 2009, then recovered to an average $70 per barrel for the remainder of 2009 and reached an average of $79 per barrel in 2010 and $95 per barrel in 2011. After the decrease in 2009 exploration and development activities versus 2008, activity increased in 2010 leading to improved vessel earnings during the summer, with weaker earnings later in 2010 as the winter season approached continuing through February 2011.

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

The Regional Tanker Market

Regional Oil Demand

Argentina's oil demand was estimated at about 623,000 barrels per day, or bpd, in 2010, up from about 511,000 bpd in 2000, resulting in a 10-year CAGR of 2.0%.

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

Disclaimer

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

All other data and information included in this Industry Section not expressly addressed above have been included in an unchanged manner from the Industry Section of our 20-F for the Fiscal Year ending December 31, 2011, which was prepared in all respect by Doll Shipping Consultancy.

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

A variety of governmental and private entities, each of which may have unique requirements, subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbour master or equivalent), port state controls, classification societies, flag state administration (country of registry) oil majors and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates or approvals for the operation of our vessels. Failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers will lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our ocean-going vessels for operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, such laws and regulations may change and impose stricter requirements, such as in response to the 2010 Deepwater Horizon oil spill or future serious marine incidents. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthen the requirements for safety equipment, well control systems, and blowout prevention practice. Future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels and / or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

International Maritime Organization

The IMO has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL"). MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

MARPOL Annex II and IBC code were revised and the revisions came into force as of January 1, 2007. This revision affected 33 cargoes which account for almost 78% of the world chemical and vegetable oil trade. Many of these cargoes which could be carried in product tankers with NLS certificates are now required to be carried by chemical tankers.

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

Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" or ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. On August 1, 2012, certain coastal areas of North America were designated ECAs, as will the applicable areas of the United States Caribbean Sea, effective January 1, 2014. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. ECA designations subject ocean-going vessels within the designated area to stringent emissions controls, which might cause vessels to require segregated bunker tanks and cylinder oil tanks to use different fuels in coastal waters and open seas, which threatens to add an additional cost burden to ship owners. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships. It makes the Energy Efficiency Design Index (EEDI) apply to all new ships, and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

On March 26, 2010, the IMO amended the International Convention for the Prevention of Pollution from Ships (MARPOL) designating specific portions of U.S., Canadian and French waters as an Emission Control Area (ECA). The proposal for ECA designation was introduced by the U.S. and Canada, reflecting common interests, shared geography and interrelated economies. In July 2009, France joined as a co-proposer on behalf of its island territories of Saint-Pierre and Miquelon, which form an archipelago off the coast of Newfoundland. Allowing for the lead time associated with the IMO process, the North American ECA has become enforceable since August 2012. The North America ECA includes coastal boundaries of U.S. and Canada to an extent of 200 miles from the coast, excluding areas infringing boundary states. The emission requirements are same as other IMO ECAs, with present fuel oil sulfur limit of 1% which will be reduced to 0.1% as of 2015. For NOx reduction, tier III engines will be required to be installed on all new vessels as of 2016.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. Amendments to SOLAS Chapter VII apply to vessels transporting dangerous goods and require those vessels are in compliance with the International Maritime Dangerous Goods Code (IMDG Code). The IMO periodically revises the SOLAS and LL Convention standards. The Convention on Limitation for Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO has adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our insurance will cover the liability under the plan adopted by the IMO.

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

The IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards.

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

The MEPC adopted revised guidelines on implementation of effluent standards and performance tests for sewage treatment plants installed on vessels after January 1, 2010, and is planning to further revise them at an upcoming session. The maximum discharge rate of untreated sewage beyond the 12 mile limit from land has also been revised.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. OPA limits the liability of responsible parties with respect to single-hull tankers over 3,000 gross tons to the greater of $3,200 per gross ton or $23,496 million; but for all other tankers over 3,000 gross tons, liability is limited to the greater of $2,000 per gross ton or $17.088 million. For non-tank vessels (e.g. drybulk), liability is limited to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating  regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

 Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double-hulls, and existing vessels that do not comply with the double-hull requirement are prohibited from trading in U.S. waters unless retrofitted with double-hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single-hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

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

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit (VGP) authorizing ballast water discharges and other discharges incidental to the operation of vessels. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. The EPA has proposed a draft 2013 VGP to replace the current VGP upon its expiration on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP is expected to contain numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. In 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships into U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

As of January 1, 2007, vessels operating in coastal waters of the state of California were required to comply with the State's Marine Vessel Rules concerning emissions from auxiliary diesel engines. These rules impose emission limits on vessels operating in 24 nautical miles coastal area from the California baseline. They additionally require certain emission requirements compliance based on the fleet size and frequency of port calls and alternatively requires use of shore power or payment of fees for non compliance. They are codified at California Code of Regulations (CCR), Title 13, 2299.1 and CCR Title 17, 93118. Currently, however, the rules are not being enforced. On February 27, 2008, the United States Court of Appeals for the Ninth Circuit, in Pacific Merchant Shipping Association v. Goldstene , 517 F.3d 1108 (No. 07-16695), held that the rules were preempted by the United States Clean Air Act and issued an injunction preventing their enforcement.

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

The state of California has more stringent regulations of air emissions from ocean-going vessels. The California Air Resources Board of the State of California, or CARB, has approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. As of August 1, 2012, the State of California requires that both U.S. and foreign flagged vessels, subject to specified exceptions, use reduced sulfur content fuel of no more than 1% for marine gas oil or 0.5% for diesel oil when operating within 24 nautical miles of California's coastline. These new regulations may require significant expenditures on low-sulfur fuel and would increase our operating costs.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships which were adopted by MEPC in July 2011, entered into force. Currently operating ships are required to develop Ship Energy Efficiency Management Plans (SEEMPs), and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the  international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 is expected to come into force on August 20, 2013. MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

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

Safety of Navigation

Amendments to SOLAS Chapter V Regulation 19 that were adopted by the IMO on June 5, 2009, in Resolution MSC.282(86).

This requires a Bridge Navigation Watch keepers Alarm System (BNWAS) to be fitted on all types of ships in a phased manner depending on the type, build date and size of the ship. Passenger vessels were the first to be fitted with BNWAS. All other vessels of 3000 GRT and above, before July 1, 2012, 500 GRT and above before July 1, 2013, and 150 GRT and above before July 1, 2014.

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

Currently our oceangoing and offshore vessels are scheduled for intermediate surveys and special surveys as follows:

Intermediate survey		Special survey
Year	No. of vessels	Year	No. of vessels
2013	4	2013	1
2014	5	2014	1
2015	2	2015	4
2016	3	2016	5
2017	0	2017	3

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

Protection and Indemnity Insurance

Protection and indemnity insurance covers our legal liability for our shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, fines and other penalties imposed by customs or other authorities, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, wreck removal and other risks. Coverage is limited for vessels to approximately $6.98 billion with the exception of oil pollution liability, which is limited to $1.0 billion per vessel per incident.

This protection and indemnity insurance coverage is provided by protection and indemnity associations, or P&I Clubs, which are non-profit mutual assurance associations made up of members who must be either ship owners or ship managers. The members are both the insured parties and the providers of capital. The P&I Clubs in which our vessels are entered are currently members of the International Group of P&I Associations, or the International Group and are reinsured themselves and through the International Group in Lloyds of London and other first class reinsurance markets. We may be subject to supplementary calls based on each Club's yearly results. Similarly, the same P&I Clubs provide freight demurrage and defense insurance which, subject to applicable deductibles, covers all legal expenses in case of disputes, arbitrations and other proceedings related to our oceangoing vessels.

\
C.            ORGANIZATIONAL STRUCTURE

Ultrapetrol (Bahamas) Limited is a company organized and registered as an International Business Company in the Commonwealth of the Bahamas since December 23, 1997.

Ultrapetrol (Bahamas) Limited has ownership (both direct and indirect) in the following companies:

COMPANY NAME	INCORPORATION JURISDICTION	OWNERSHIP (1)
Ultrapetrol (Bahamas) Limited	Bahamas
Agencia Maritima Argenpar S.A.	Argentina	100.00%
Agriex Agenciamentos, Afretamentos e Apoio Maritimo Ltda.	Brazil	94.45%
Arlene Investments Inc.	Panama	100.00%
Bayshore Shipping Inc.	Panama	94.45%
Brinkley Shipping Inc.	Panama	100.00%
Cedarino, S.L.	Spain	100.00%
Compañía Paraguaya de Transporte Fluvial S.A.	Paraguay	100.00%
Corporación de Navegación Mundial S.A.	Chile	100.00%
Corydon International S.A.	Uruguay	100.00%
Dampierre Holdings Spain, S.L.	Spain	100.00%
Danube Maritime Inc.	Panama	100.00%
Dingle Barges Inc.	Liberia	100.00%
Eastham Barges Inc.	Liberia	100.00%
Elysian Ship Management Inc.	Florida	100.00%
Elysian Ship Management Ltd.	Bahamas	100.00%
General Ventures Inc.	Liberia	100.00%
Glasgow Shipping Inc.	Panama	94.45%
Gracebay Shipping Inc.	Panama	94.45%
Hallandale Commercial Corp.	Panama	100.00%
Havekost S.A.	Uruguay	100.00%
Ingatestone Holdings Inc.	Panama	94.45%
Kingly Shipping Ltd.	Bahamas	100.00%
Lewistown Commercial Corp.	Panama	94.45%
Lonehort S.A.	Uruguay	100.00%
Longmoor Holdings Inc.	Panama	100.00%
Lowrie Shipping Inc.	Panama	100.00%
Lowrie Shipping LLC	Delaware	100.00%
Majestic Maritime Ltd.	Bahamas	100.00%
Marine Financial Investment Corp.	Panama	100.00%
Maritima SIPSA S.A.	Chile	49.00%
Massena Port S.A.	Uruguay	100.00%
Noble Shipping Ltd.	Bahamas	100.00%
Obras Terminales y Servicios S.A.	Paraguay	50.00%
Oceanpar S.A.	Paraguay	100.00%
Packet Maritime Inc.	Panama	94.45%
Padow Shipping Inc.	Panama	94.45%
Palmdale Shipping Inc.	Panama	100.00%
Parabal S.A.	Paraguay	100.00%
Parfina S.A.	Paraguay	100.00%

COMPANY NAME	INCORPORATION JURISDICTION	OWNERSHIP (1)
Princely International Finance Corp.	Panama	100.00%
Puerto del Sur S.A.	Paraguay	100.00%
Ravenscroft Holdings Inc.	Florida	100.00%
Ravenscroft Ship Management Inc.	Florida	100.00%
Ravenscroft Ship Management Ltd.	Bahamas	100.00%
Ravenscroft Ship Management Ltd.	UK	100.00%
Ravenscroft Ship Management S.A.	Uruguay	100.00%
Ravenscroft Shipping (Bahamas) S.A.	Bahamas	100.00%
Regal International Investments S.A.	Panama	100.00%
River Ventures LLC	Delaware	100.00%
Riverpar S.A.	Paraguay	100.00%
Riverview Commercial Corp.	Panama	100.00%
Sernova S.A.	Argentina	100.00%
Ship Management and Commercial Services Ltd.	Bahamas	100.00%
Ship Management Services Inc.	Florida	100.00%
Springwater Shipping Inc.	Panama	94.45%
Stanyan Shipping Inc.	Panama	100.00%
Thurston Shipping Inc.	Panama	100.00%
Topazio Shipping LLC	Delaware	94.45%
Tuebrook Holdings Inc.	Panama	100.00%
UABL Barges (Panama) Inc.	Panama	100.00%
UABL Limited	Bahamas	100.00%
UABL Paraguay S.A.	Paraguay	100.00%
UABL S.A.	Argentina	100.00%
UABL S.A.	Panama	100.00%
UABL Terminals (Paraguay) S.A.	Panama	100.00%
UABL Terminals Ltd.	Bahamas	100.00%
UABL Towing Services S.A.	Panama	100.00%
Ultrapetrol S.A.	Argentina	100.00%
UP (River) Ltd.	Bahamas	100.00%
UP Offshore (Bahamas) Ltd.	Bahamas	94.45%
UP Offshore (Panama) S.A.	Panama	94.45%
UP Offshore (UK) Ltd.	UK	94.45%
UP Offshore Apoio Maritimo Ltda.	Brazil	94.45%
UP Offshore Uruguay S.A.	Uruguay	94.45%
UP River (Holdings) Ltd.	Bahamas	100.00%
UP River Terminals (Panama) S.A.	Panama	100.00%
UPB (Panama) Inc.	Panama	100.00%
Woodrow Shipping Inc.	Panama	94.45%
Yataity S.A.	Paraguay	100.00%
Yvy Pora Fertilizantes S.A.	Paraguay	100.00%
Zubia Shipping Inc.	Panama	94.45%

(1)	Direct or indirect ownership by Ultrapetrol (Bahamas) Limited.

D.            PROPERTY, PLANT AND EQUIPMENT

Ravenscroft is headquartered in our own 16,007 square foot building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America.

In addition we own two repair facilities, one in Pueblo Esther, Argentina, where we operate a floating drydock and another one in Chaco-I, Paraguay. We own a new shipyard for building barges or other vessels in Punta Alvear, Argentina, one grain loading terminal and 50% joint venture on a second terminal in Paraguay (the latter of which can also load and discharge liquid cargos such as vegetable oils and petroleum products). We also own land large enough for the construction of two further terminals in Argentina.

We rent offices in Argentina, Brazil, Paraguay and the United Kingdom.

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

•
Our River Business, with 669 barges and 33 pushboats as of December 31, 2012, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large region with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Bolivia, Brazil, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 55% of world soybean production in 2013, from 30% in 1995.

•
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies in the coastal waters of Brazil and the North Sea. Our Offshore Supply Business fleet currently consists of technologically advanced platform supply vessels, or PSVs. Together with the recently received PSV that was being built in India, UP Jade, we now have eight PSVs currently in operation in Brazil under long term time charters with Petrobras and one operating in the North Sea under time charter with Nexen Petroleum UK Ltd. On January 30, 2013, we took delivery of our second Indian PSV, UP Amber. The remaining two vessels under construction in India are expected to be delivered commencing in the second quarter of 2013.

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

Developments in 2012

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

On January 26, 2012, we drew down $10.0 million available under the Senior Credit Loan signed on December 15, 2011, with OFID.

On February 13, 2012, we sold five jumbo dry barges newly built at our shipyard in Punta Alvear and our pushboat Cavalier VIII to a third party. These units were shipped to Colombia in March 2012.

On February 13, 2012, according to Section 10.10 of the indenture pursuant to which our Convertible Senior Notes were issued, the Conversion Rate of the Convertible Senior Notes was adjusted from 133.1691 shares of Common Stock per $1,000 principal amount of Convertible Senior Notes or an exercise price of $7.51 per share, to 163.1321 shares of Common Stock per $1,000 principal amount of Convertible Senior Notes or an exercise price of $6.13 per share.

On April 25, 2012, we entered into a Barge Building Contract with a non-related third party whereby we agreed to build twenty-four jumbo dry barges to be delivered between July 15, 2012 and January 15, 2013 and granted the buyer an option to buy up to a further twenty-four sister barges which expired on December 1, 2012. In addition, on April 25, 2012, one of our subsidiaries entered into a Bareboat Barge Charter agreement with that same non-related third party to charter those twenty-four barges for a period of 10 years, with no purchase option at the end of the charter period.

On April 30, 2012, the share repurchase program announced on October 24, 2011, for up to a total of $20.0 million of the Company's common stock expired. No shares were repurchased under such program.

On May 3, 2012, through one of our subsidiaries in our River Business, we completed the acquisition of the remaining 50% of a grain loading terminal in Paraguay, Puerto del Sur S.A. We now own 100% of such terminal.

On May 9, 2012, we amended the DVB / Natixis facility in our Offshore Supply Business. Under the terms of the amendment, we extended the availability periods under both tranches of the facility for the UP Jade to a range between June 30, 2012 and December 31, 2012. Total commitments under this facility were reduced to $64.1 million, leaving available funds for drawdown under the amended facility of $29.6 million to be funded entirely by DVB Bank SE. In addition, we agreed to prepay the $17.3 million portion of the facility funded by Natixis on or before December 31, 2012.

On May 18, 2012, we entered into a Master Agreement whereby we agreed to build and sell from our Punta Alvear yard seven newbuilt jumbo dry barges and seven newbuilt jumbo tank barges to a third party for export to Colombia, all of which have been delivered to buyers. The sale proceeds were $20.3 million.

On May 21, 2012, we paid $1.8 million plus all interest accrued up to that date to partially prepay the outstanding amounts under our $13.6 million ten-year secured loan agreement with Natixis secured by one of our Product Tankers.

On May 22, 2012, we took delivery our first PSV under construction in India, UP Jade, and simultaneously drew down $5.1 million under the DVB/Natixis facility as amended on May 9, 2012, in connection with the delivery.

On May 23, 2012, we sold office space in Buenos Aires, Argentina, to a non-related third party for $1.7 million.

On July 2, 2012, through a Special Meeting of the Shareholders, our shareholders authorized an amendment to the Second Amended and Restated Memorandum of Association and approved the adoption of the Third Amended and Restated Memorandum of Association and Sixth Amended and Restated Articles of Association. Under such amendments, some by-laws were modified and the authorized capital of the Company was increased to 250 million shares of common stock with par value of $0.01 per share.

On July 18, 2012, our fifth re-engined pushboat, Cavalier XII, re-entered into operation.

On July 24, 2012, we entered into a Master Agreement whereby we agreed to build and sell from our Punta Alvear yard a set of seven newbuilt jumbo dry barges and seven newbuilt jumbo tank barges to a third party for export to Colombia with deliveries ranging between December 2012 and May 2013. The sale proceeds will be $20.3 million of which 50% were advanced by the buyer.

On August 1, 2012, we amended the DVB Bank SE $61.3 million facility to re-borrow $10.0 million to provide additional financing for our PSVs UP Esmeralda, UP Safira and UP Topazio. We drew down the first $1.7 million under this amendment on August 2, 2012, simultaneously with the payment of $4.4 million corresponding to the launching of our UP Pearl, under construction in India.

On August 10, 2012, our UP Jade commenced its four year time charter with Petrobras.

On October 22, 2012, we entered into a loan agreement with DVB Bank SE and NIBC Bank NV (as co-lenders) to refinance up to $42.0 million of the advances made on the first and second PSVs of the DVB / Natixis facility. On October 29, 2012, under such new loan agreement the Company drew down $20.8 million and repaid $15.2 million under the DVB / Natixis facility related to our UP Jade, of which $5.2 million corresponded to Natixis' portion of such vessel. In connection with the drawdown we entered into swap derivative contracts whereby we agreed to pay DVB and NIBC a fixed interest rate of 0.89% and 0.9%, respectively, for four years in exchange for receiving the floating LIBOR (US Dollar, 3-month).

On October 29, 2012, we entered into new three-year term the employment contracts with our President and Chief Executive Officer, our Executive Vice-President, our Chief Financial Officer and our Chief Accountant and the consultancy agreements with the companies controlled by them for the works they perform for us in various jurisdictions.

On November 12, 2012, we entered into a Transshipment Services Agreement with a non-related third party to provide storage and transshipment services of cargo from river barges to ocean export vessels through one of our ocean going barges which will undergo a refurbishment for this purpose.

On November 13, 2012, the Company entered into an Investment Agreement with Sparrow, a subsidiary of Southern Cross, to purchase $220.0 million of newly issued common stock at a purchase price of $2.00 per share. This agreement was subject to certain closing conditions.

On November 21, 2012, we amended the Master Agreement dated May 18, 2012, to include two additional barges (one tank and one dry) which have already been delivered to buyers. Proceeds from these barges were $2.9 million.

On December 4, 2012, we entered into a barge building contract whereby we agreed to build and sell from our Punta Alvear yard thirteen newbuilt jumbo dry barges to a third party with deliveries ranging between March and June 2013.

On December 12, 2012, we announced the closing of the Investment Agreement entered into on November 13, 2012, with Sparrow. Pursuant to such closing, we sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share. We received proceeds of $220.0 million from the transaction. Prior to the closing of the transaction, Sparrow waived the condition to closing that required the Company to obtain a waiver of certain repurchase rights by holders of the Company's Convertible Senior Notes. After the closing of the transaction, Southern Cross beneficially owns 78.34% of the outstanding common shares of Ultrapetrol, representing approximately 58.9% of the voting power of our outstanding shares.

On December 12, 2012, we entered into a second amendment of the employment agreement of our Chief Financial Officer dated October 29, 2012, pursuant to which the executive will act as Chief Financial Officer until such time as informed otherwise by the Company.

On December 14, 2012, we drew down $6.6 million under the DVB Bank SE $61.3 million facility in accordance with the third amendment dated August 1, 2012. Concurrently with such disbursement, we repaid $6.9 million corresponding to Natixis' portion under the DVB / Natixis facility related to our UP Pearl and UP Onyx. The repayment of the remaining $10.4 million corresponding to UP Amber portion of DVB / Natixis facility was extended to March 28, 2013.

On December 18, 2012, we entered into a barge building contract whereby we agreed to build and sell from our Punta Alvear yard two newbuilt jumbo dry uncovered barges to a third party.

On December 28, 2012, we amended the Nordea Bank Finland PLC loan agreement to modify the "change of control" definition, increase the margin from 1.25% to 3% per annum and to change the final maturity date to April 15, 2013 (original maturity date was December 1, 2013).

Recent Developments

On January 18, 2013, we entered into a loan agreement of up to $84.0 million with DVB Bank SE, NIBC Bank NV and ABN Amro (as co-lenders) to refinance the advances made under the Indian PSVs of the DVB / Natixis and DVB / NIBC facilities. On January 24, 2013, under such new loan agreement the Company drew down $20.8 million and repaid the same amount under the DVB / NIBC facility which had financed the UP Jade post-delivery. The swap derivative contracts entered into for the DVB / NIBC loan agreement were novated in favor of the new facility.

On January 23, 2013, we repurchased $80.0 million of our outstanding Convertible Senior Notes in accordance with the provisions of the indenture governing the Convertible Senior Notes. The Convertible Senior Notes were repurchased at par plus accrued and unpaid interest to, but excluding, the date of repurchase, for a total price of $1,001.61 per $1,000.00 principal amount of Convertible Senior Notes. No Convertible Senior Notes remain outstanding.

On January 30, 2013, we took delivery of our second PSV built in India, UP Amber.

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

Revenues

In our River Business, we currently contract for the carriage of cargoes, in the majority of cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel. When transporting containers or vehicles, we charge our clients on a per-trip per unit basis. In addition, we derive revenues from the sale of new barges built at our Punta Alvear yard to third parties except for the sale of 24 barges to a third party which are then leased back to us. In that case, neither net revenues nor manufacturing expenses are recognized and the net result from the sale of those barges is deferred in time throughout the term of the lease.

Finally, under our transshipment service agreement, we will recognize revenues per ton of iron ore transshipped.

In our Offshore Supply Business, we contract substantially all of our capacity under time charters to a charterer in Brazil. We may decide to employ our Indian-built PSVs in the North Sea spot and/or term market.

In our Ocean Business, we currently contract our tanker vessels on a time charter basis. In addition, we sell space on our container feeder vessels on a per Twenty Foot-Equivalent Unit, or TEU, basis which is very similar to a COA basis as far as recording of revenues and voyage expenses is concerned. Some of the differences between time charters and COAs are summarized below.

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

Time charter revenues accounted for 39% of the total revenues derived from transportation services in 2012 and COA revenues accounted for 61%. With respect to COA revenues derived from transportation service in 2012, 84% were in respect of repetitive voyages for our regular customers and 16% were in respect of single voyages for occasional customers.

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

In our Offshore Supply Business, we currently have eight of our PSVs operating under long-term charters with Petrobras in Brazil and one Chinese-built PSV, UP Jasper, on a time charter with Nexen Petroleum UK Limited in the North Sea.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during 2012.

Expenses

Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel and marine insurance costs.

In addition to the vessel operating expenses, our other primary operating expenses in 2012 included general and administrative expenses related to ship management and administrative functions.

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

Through our River Business, we own a repair facility for our river fleet at Pueblo Esther, Argentina, where we operate one floating dry dock, a shipyard for building barges and other vessels in Punta Alvear, Argentina, land for the construction of two terminals in Argentina, one grain loading terminal and 50% of a second terminal in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina.

Through our Offshore Supply Business, we hold a lease for office space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We also hold subleases to additional office space at Avenida Leandro N. Alem 986, Capital Federal, Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.

Foreign Currency Transactions

During 2012, 93% of our revenues were denominated in U.S. dollars. Also, for the year ended December 31, 2012, 5% of our revenues were denominated and collected in Brazilian reais and 2% were denominated and collected in British pounds. However, 44% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During 2012 significant amounts of our expenses were denominated in U.S. dollars and 41% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

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

As of December 31, 2012, the Company had $68.5 million of LIBOR-based variable rate borrowings under its credit facilities with IFC and OFID subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum.

As of December 31, 2012, the Company had $20.9 million of LIBOR-based variable rate borrowings under its credit facility with DVB Bank and NIBC subject to an interest rate swap, designated as cash flow hedge, to fix the interest rate of these borrowings at a weighted average cost of debt of 0.9% per annum.

As of December 31, 2012, the Company had $8.5 million of LIBOR-based variable rate borrowings under its credit facility with DVB and Banco Security, subject to an interest rate swap, designated as cash flow hedge, to fix the interest rate of these borrowings at a weighted average interest rate of 3.39% per annum.

Additionally, as of December 31, 2012, the Company had other variable rate debt (due 2013 through 2021) totaling $144.1 million. These debts call for the Company to pay interest based on LIBOR plus a 120-365 basis point margin range. Recently, the $93.6 million facility with DVB and Natixis for the financing of our PSVs under construction in India has, within the terms and conditions contained in the relevant loan agreement, used a cost of funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2012, the weighted average interest rate on these borrowings was 2.8%.

A 1% increase in LIBOR or a 1% increase in the cost of funds used as base rate by some of our lenders would translate to a $1.4 million increase in our interest expense per year, which would adversely affect our earnings.

We have negotiated fuel price adjustment clauses in most of our contracts in the River Business. However, we may experience temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (either positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly. Similarly, in some of our trades the adjustment formula may not be one hundred percent effective to protect us against fuel price fluctuations. Additionally, as our re-engining and repowering program progresses and more pushboats in our fleet start to consume heavy fuel (as opposed to diesel oil), the adjustment formulas in our transportation contracts will gradually cease to reflect the change in our fuel costs, resulting in gradually larger misalignments between such adjustments and our fuel purchases.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply and cost of fuel. During their positioning voyage from their delivery shipyard up to their area of operation and if and when a vessel is off-hire for technical or commercial reasons, fuel consumption will be for owners' own account.

In our Ocean Business, for those vessels that operate under time charters, inflationary pressures on bunker (fuel oil) costs do not have a material effect on the results of those vessels which are time chartered to third parties, since it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, however, freight rates for voyage charters are fixed on a per ton basis including bunker fuel for our account, which is calculated for the voyage at an assumed cost. A rise or fall in bunker prices may have a temporary negative or positive effect on results as the case may be as the actual cost of fuel purchased for the performance of a particular voyage or COA may be higher or lower than the price considered when calculating the freight for that particular voyage. Generally, in the long term, freight rates in the market should be sensitive to variations in the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level.

In our container feeder operation, the operation of our two container feeder vessels, Asturiano and Argentino , involves some degree of fuel price fluctuation risk since we have to pay for the cost of bunkers and although we can adjust our rates per TEU in connection with these variations, we may not always be able to, or may even be unable to, pass these variations to our customers (either fully or partially) in the future, which could have an adverse effect on our results of operations.

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

Results of Operations

Year Ended December 31, 2012, Compared to Year Ended December 31, 2011

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars. Operations of our Passenger Business are presented as discontinued on a net of tax basis.

	Year Ended December 31,
	2012	2011	Percent Change
Revenues
Attributable to River Business	$163,279	$174,594	-6%
Attributable to Offshore Supply Business	76,661	64,606	19%
Attributable to Ocean Business	73,229	65,282	12%
Total revenues	313,169	304,482	3%

Voyage and manufacturing expenses
Attributable to River Business	(94,741)	(87,021)	9%
Attributable to Offshore Supply Business	(5,242)	(4,083)	28%
Attributable to Ocean Business	(26,385)	(21,148)	25%
Total voyage expenses	(126,368)	(112,252)	13%

Running costs
Attributable to River Business	(53,912)	(45,698)	18%
Attributable to Offshore Supply Business	(38,163)	(34,769)	10%
Attributable to Ocean Business	(35,984)	(31,888)	13%
Total running costs	(128,059)	(112,355)	14%

Amortization of drydocking and intangible assets	(4,938)	(4,253)	16%
Depreciation of vessels and equipment	(38,914)	(34,891)	12%
Loss on write-down of vessels	(16,000)	--
Administrative and commercial expenses	(32,385)	(29,604)	9%
Other operating income, net	8,376	8,257	1%
Operating (loss) profit	(25,119)	19,384

Financial expense and other financial income (expenses), net	(37,844)	(37,978)	1%
Financial loss on extinguishment of debt	(940)	--
Financial income	6	332	-98%
Gains on derivatives	--	(16)
Investment in affiliates	(1,175)	(1,073)	10%
Other, net	(661)	(621)	6%
Total other income (expenses)	(40,614)	(39,356)	3%
(Loss) from operations before income taxes	$(65,733)	$(19,972)	229%
Income tax benefit (expenses)	2,969	1,737	71%
Net income (loss) attributable to non-controlling interest	893	570	57%
Net (loss) attributable to Ultrapetrol (Bahamas) Limited	(63,657)	(18,805)	239%
Revenues. Total revenues from our River Business decreased by 6% from $174.6 million in 2011 to $163.3 million in 2012. This $11.3 million decrease is mainly attributable to a 24% decrease in net tons transported mostly explained by the severe drought that impacted the soybean production in 2012 and to a significant change in the cargo mix which focused significantly on iron ore in replacement of soybean; partially offset by a $11.2 million increase in revenues related to the sale of fifteen dry bulk and eight liquid cargo barges constructed at our yard in Punta Alvear for third parties compared to twenty dry barges sold in 2011, and by an increase in the average freight rate per ton (before adjustment for fuel price variations) resulting mainly from the renegotiation and/or renewal of some of our contracts during 2012.

Total revenues from our Offshore Supply Business increased by 19% from $64.6 million in 2011 to $76.7 million in 2012. This $12.1 million increase is primarily attributable to a $5.3 million increase in revenues from our UP Jasper which entered into service with Nexen Petroleum UK Ltd. on September 29, 2011, to the $4.6 million additional revenue generated by our UP Jade which commenced its charter with Petrobras on August 10, 2012, to an increase in revenues of $1.1 million of our UP Turquoise which entered into service with Petrobras on March 12, 2011, and to a $1.0 million joint increase in revenues from our vessels UP Topazio, UP Diamante, UP Rubi, UP Esmeralda, UP Agua-Marinha and UP Safira mainly attributable to higher operating days during 2012 as compared to 2011 (UP Agua-Marinha and UP Topazio had drydocks during first and second quarter of 2011, respectively, UP Rubi underwent repairs during the first quarter of 2011 and UP Diamante had drydock during the fourth quarter of 2011).

Total revenues from our Ocean Business increased $7.9 million, from $65.3 million in 2011 to $73.2 million in 2012, or 12%. This increase is mainly attributable to a combined $4.0 million increase in revenues of our container feeder vessels Asturiano and Argentino mainly associated to tariff increases as well as by increases on TEUs transported year on year, to a $3.5 million increase related to the transportation of the barges sold to a third party, to a $0.7 million increase related to the operation of our Paraná Petrol, and to a combined $2.3 million increase in revenues of our Product Tankers (excluding Amadeo) on account of charter rate adjustments in accordance with manning expense increases; partially offset by a $2.6 million decrease in revenues on account of the offhire days of our Amadeo during the third and fourth quarter of 2012.

Voyage and manufacturing expenses. In 2012, voyage and manufacturing expenses of our River Business were $94.7 million, as compared to $87.0 million for 2011, an increase of $7.7 million, or 9%. This increase is attributable to a $5.8 million increase related to the manufacturing expenses incurred in the construction of barges for third parties in our Punta Alvear yard, to a $2.9 million increase related to higher fuel expense; partially offset by a $1.0 million decrease in other transportation expenses.

In 2012, voyage expenses of our Offshore Supply Business were $5.2 million, as compared to $4.1 million in 2011. This increase of $1.1 million, or 28%, is primarily attributable to our UP Jade which entered into operation with Petrobras on August 10, 2012.

In 2012, voyage expenses of our Ocean Business were $26.4 million, as compared to $21.1 million for 2011, an increase of $5.3 million, or 25%. This increase is primarily attributable to a $3.5 million increase related to the transportation costs of the barges sold to a third party, to a combined $1.4 million increase in voyage expenses attributable to our vessels Asturiano and Argentino and to a $0.5 million increase related to the operation of our Paraná Petrol; partially offset by a $0.2 million decrease in the voyage expenses of our Product Tankers.

Running costs. In 2012, running costs of our River Business were $53.9 million, as compared to $45.7 million in 2011, an increase of $8.2 million, or 18%. This increase in costs is mainly attributable to a $7.0 million increase in crew and maintenance costs as well as other running costs, coupled with a $1.0 million increase related to other river revenues.

In 2012, running costs of our Offshore Supply Business were $38.2 million, as compared to $34.8 million in 2011, an increase of $3.4 million, or 10%. This increase in running costs is mainly attributable to a $2.3 million increase related to the entry into operation of our UP Jade which commenced operation with Petrobras on August 10, 2012, to a $1.5 million increase on account of the operation of our UP Jasper which entered into service with Nexen Petroleum UK Ltd. on September 29, 2011.

In 2012, running costs of our Ocean Business were $36.0 million, as compared to $31.9 million in 2011, an increase of $4.1 million, or 13%. This variation results mainly from a combined $2.9 million increase in running costs of our Product Tankers, to a joint increase of $0.8 million in crew expenses of our vessels Asturiano and Argentino, both mainly related to inflationary increase in our costs not compensated by an equivalent devaluation of local currencies versus the U.S. dollar, and to a $0.5 million increase related to the operation of our Paraná Petrol.

Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets in 2012 was $4.9 million, as compared to $4.3 million, an increase of $0.6 million, or 16%. This increase is primarily attributable to the amortization of drydock of our Product Tanker Amadeo.

Depreciation of vessels and equipment. Depreciation increased by $4.0 million, or 10%, to $38.9 million in 2012, as compared to $34.9 million in 2011. This increase is primarily attributable to $3.6 million associated with our new jumbo barges built at Punta Alvear, Argentina, by a $1.0 million increase in depreciation of our vessels UP Jasper and UP Jade which were delivered to us on June 10, 2011, and May 22, 2012, respectively.

Loss on write-down of vessels. In 2012, loss on write-down of vessels was $16.0 million from zero in 2011 due to an impairment charge on the value of our Product Tanker Amadeo.

Administrative and commercial expenses. Administrative and commercial expenses were $32.4 million in 2012 as compared to $29.6 million in 2011, resulting in an increase of $2.8 million, or 9%. This increase is mainly associated to salary increases and general inflation in local currency not compensated by an equivalent devaluation of such currencies.

Other operating income, net. Other operating income increased $0.1 million from $8.3 million in 2011 as compared to $8.4 million in 2012. This difference is mostly attributable to a $3.5 million increase related to the sale of pushboat Cavalier VIII, to $0.8 million related to export benefits associated with the export of the barges produced by our yard and by a $0.6 loss of hire insurance of our Product Tanker Amadeo during 2012, partially offset by a $4.8 million favorable arbitration settlement in the fourth quarter of 2011, in our River Business.

Operating (loss) profit. Operating loss for the year 2012 was $25.1 million, as compared to an operating profit of $19.4 million in 2011. This $44.5 million decrease is mainly attributable to a $32.1 million decrease in our River Business operating profit from $13.1 million in 2011 to an operating loss of $19.0 million in 2012 which was mainly attributable to the severe drought that impacted the soybean production in the Hidrovia region during 2012 in addition to low river water levels during 2012; to a $19.0 million decrease in operating profit of our Ocean Business from a $4.8 million operating loss in 2011 to a $23.8 million operating loss in 2012 mainly related to an impairment charge on our Product Tanker Amadeo of $16.0 million; partially offset by a $6.6 million increase in operating profit of our Offshore Supply Business driven mainly by the entry into operation of our UP Jasper and UP Jade on March 12, 2011, and August 10, 2012, respectively.

Financial expense and other financial income (expenses), net. Financial expense and other financial expenses decreased $0.2 million to $37.8 million in 2012, as compared to $38.0 million in 2011. This decrease is mainly attributable a $0.9 million decrease related to the exchange rate fluctuation of the Brazilian Reais against the U.S. dollar in our Offshore Supply segment; partially offset by a $0.4 million increase in financial expenses and by a $0.4 million increase related to exchange rate fluctuation of foreign currencies against the U.S. dollar on our River Segment.

Financial loss on extinguishment of debt. Loss on extinguishment of debt was $0.9 million in 2012 as compared to zero in 2011. This difference is entirely attributable to partial extinguishment of our DVB-Natixis $93.6 million loan facility on account of its refinancing.

Financial income. Financial income in 2012 was zero as compared to $0.3 million in 2011.

Income taxes benefit (expenses). Income tax benefit increased by $1.3 million from an income tax benefit of $1.7 million in 2011 to an income tax benefit of $3.0 million, mainly attributable to an increase of $4.0 million in the income tax benefit attributable to higher pretax losses of our Argentinean subsidiaries operating in the Ocean and the River Business, partially offset by a decrease of $0.5 million in the income tax benefit of our Brazilian subsidiaries in the Offshore Supply Business originated in the effect of a higher depreciation of the Brazilian real against the US Dollar in 2012 compared to 2011, partially offset by a deferred income tax liability related to the accelerated depreciation scheme in Brazil and by $2.2 million decrease in the income tax expense deferred originated in intercompany barge sales activities (which were higher in 2011 than in 2012).

Non-controlling interest. Non-controlling interest increased by $0.3 million. This increase is attributable to higher results of our subsidiary in the Offshore Supply Business where we have a non-controlling partner that owns 5.56% of the equity in that business.

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

Total revenues from our Ocean Business increased $9.1 million, from $56.1 million in 2010 to $65.3 million in 2011, or 16%. This increase is mainly attributable to a combined $26.3 million increase in revenues of our vessels Asturiano and Argentino which commenced operation on May 21, 2010, and January 10, 2011, respectively, coupled with a combined $2.5 million increase in revenues of our Product Tankers on account of charter rate adjustments in accordance with manning expense increases; partially offset by an $15.0 million decrease in revenues on account of the sale of our Princess Marisol and Princess Katherine which were sold and delivered on April 23, 2010, and September 15, 2010, respectively, and to a $4.2 million decrease related to the re-delivery of the Mediator I, which was under bareboat charter to us, on October 6, 2010.

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

In 2011, voyage expenses of our Offshore Supply Business were $4.1 million, as compared to $3.5 million in 2010. This increase of $0.6 million, or 17%, is primarily attributable to a $1.3 million increase related to the positioning voyages of our UP Turquoise and UP Jasper from China to Brazil and the North Sea, respectively, coupled with a $0.2 million increase related to the operation of those vessels in their respective markets; partially offset by a $0.6 million decrease in the brokerage commissions of our UP Rubi , UP Agua-Marinha , UP Topazio and UP Diamante related to the greater off-hire days of these vessels during 2011, coupled with a $0.5 million decrease related to an importation tax incurred by our UP Esmeralda and UP Safira during 2010 when they were moved into Brazil.

In 2011, voyage expenses of our Ocean Business were $21.1 million, as compared to $11.4 million for 2010, an increase of $9.7 million, or 85%. This increase is primarily attributable to a $15.2 million increase in voyage expenses of our vessels Asturiano and Argentino which commenced operation on May 21, 2010, and January 10, 2011, respectively, and whose bunker costs and port expenses are borne by us; partially offset by a $1.8 million decrease on account of the hire expenses of the Austral as a result of its bareboat contract renewal with her owners at a lower rate, a $1.5 million decrease on account of the re-delivery of the Mediator I to its owners (under bareboat charter to us) on October 6, 2010, and a $1.2 million decrease on account of the sale of our Princess Marisol and Princess Katherine on April 23, 2010, and September 15, 2010, respectively.

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

In 2011, running costs of our Ocean Business were $31.9 million, as compared to $29.2 million in 2010, an increase of $2.7 million, or 9%. This variation results mainly from a $6.0 million increase in running costs of our vessels Asturiano and Argentino which were delivered to us on April 16, 2010, and December 14, 2010, respectively, coupled with a $4.8 million increase in crew and maintenance costs of our Tanker vessels and Parana Petrol ; partially offset by a $5.7 million decrease in running costs of our Capesize vessels Princess Nadia , Princess Marisol and Princess Katherine which were sold and delivered on January 28, 2010, April 23, 2010, and September 15, 2010, respectively, and by a $2.3 million decrease related to the re-delivery of the Mediator I on October 6, 2010 , which was under bareboat charter to us. Also, in general, inflation in the local currency not reflected in an equivalent variation of the rate of exchange affected negatively our running costs for the period.

Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets in 2011 was $4.3 million, as compared to $4.5 million, a decrease of $0.2 million, or 5%. This decrease is primarily attributable to a $0.6 million decreased level of amortization of drydock of our dry barges and to the elimination of the amortization of drydock of $0.5 million on our sold Capesize vessel Princess Katherine ; partially offset by an increased level of amortization of drydock of $0.5 million for our PSV fleet, coupled with an increased level of amortization of drydock of $0.4 million of our Amadeo Product Tanker.

Depreciation of vessels and equipment. Depreciation increased by $5.0 million, or 17%, to $34.9 million in 2011, as compared to $29.9 million in 2010. This increase is primarily attributable to $2.8 million associated to the entry into operation of our jumbo barges built at Punta Alvear, Argentina, by a $2.7 million increase in depreciation of our vessels Asturiano, Argentino, UP Turquoise and UP Jasper , which were delivered to us on April 16, 2010, December 14, 2010, December 20, 2010, and June 10, 2011, respectively, and by a $0.7 million increased depreciation related to the certification works performed on our Parana Petrol prior to its entry into operation; partially offset by a $1.6 million lower depreciation of our Capesize vessels Princess Marisol and Princess Katherine which were sold in 2010 .

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

Other operating income, net. Total other operating income increased from $0.6 million in 2010 to $8.3 million in 2011, a $7.7 million increase. This increase is mainly explained by a $4.8 million increase related to a favorable arbitration settlement of our River Business subsidiary, $1.5 million loss of hire coverage insurance for the time lost by our UP Rubi during the first quarter of 2011, to a $1.3 million loss of hire coverage insurance for the time lost by our UP Diamante , and to a $0.6 million increase on account of an insurance claim of our UP Jasper ; partially offset by $0.8 million loss of hire insurance cover for time lost of our UP Esmeralda in the first quarter of 2010.

Operating profit. Operating profit for the year 2011 was $19.4 million, an increase of $0.7 million from $18.7 million operating profit in 2010. This increase is mainly attributable to a $3.2 million increase in our River Business operating profit from $10.2 million in 2010 to $13.1 million in 2011 including a $4.8 million increase related to a favorable arbitration settlement with a former client and by a $4.5 million operating profit resulting from barge sales to third parties, partially offset by higher operating costs; to a $0.4 million increase in operating profit of our Offshore Supply Business driven mainly by a $3.3 million increase related to the entry into operation of our UP Turquoise on March 12, 2011, and by a $2.2 million increase of our UP Esmeralda and UP Safira on account of their positioning from the North Sea to Brazil where they operated at higher rates than they obtained during 2010 in the North Sea , partially offset by a $4.4 million decrease of our UP Agua-Marinha and UP Topazio on account of their drydocks held on the first quarter and second quarter of 2011, respectively; and to a $2.6 million decrease in operating profit of our Ocean Business from a $2.1 million operating loss in 2010 to a $4.7 million operating loss in 2011 driven mainly by a $5.1 million decrease in operating profit related to the sale of our Capesize vessels Princess Marisol and Princess Katherine coupled with a $3.8 million general increase in costs in local currency, partially offset by a $5.2 million increase due to the operation of our two feeder container vessels Asturiano and Argentino.

Financial expense and other financial income (expenses), net. Financial expense and other financial expenses increased $11.6 million to $38.0 million in 2011, as compared to $26.4 million in 2010. This increase is mainly attributable to a $5.5 million increase in financial expenses due to the issuance of the Convertible Senior Notes, to a $2.1 million increase related to exchange rate differences, a $1.4 million increase related to the commitment fee and margin rate increase in our $93.6 million DVB-Natixis facility, to a $1.0 million increase related to the drawdowns under the DVB – Banco Security financing in connection with the deliveries of our UP Turquoise and UP Jasper , to a $0.8 million increase related to the interest capitalization on our $61.3 million DVB loan, and to a $0.4 million increase in the interest rate as a result of an interest rate collar derivative entered into with IFC in May 2010.

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

Non-controlling interest. Non-controlling interest increased by $0.1 million to $(0.6) million in 2011 as compared to $(0.5) million in 2010. This increase is attributable to higher results of our subsidiary in the Offshore Supply Business where we have a non-controlling partner that owns 5.56% of our Offshore Supply Business.

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

At December 31, 2012, we had aggregate indebtedness of $517.6 million, consisting of $180.0 million aggregate principal amount of our 2014 Notes, $80.0 million aggregate principal amount of our Convertible Senior Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. under a senior loan facility with DVB Bank AG, or DVB, of $6.9 million and $15.8 million under a loan facility with BNDES, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $55.2 million under two senior loan facilities with DVB and $34.2 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $19.0 million under a senior loan facility with DVB and Natixis as co-lenders and $20.9 million under a senior loan facility with DVB and NIBC as co-lenders, indebtedness of our subsidiary Stanyan Shipping Inc. of $6.5 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $5.6 million under a senior loan facility with Nordea Bank, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $54.8 million in the aggregate under two senior loan facilities with IFC, indebtedness of our subsidiary UABL Paraguay S.A. of $13.7 million under a senior loan facility with OFID, and indebtedness of our subsidiaries UABL Paraguay S.A. and Riverpar S.A. of $25.0 million under a senior loan facility with IFC and OFID as co-lenders and accrued interest of $4.9 million. Please refer to "Description of Credit Facilities and Other Indebtedness" elsewhere herein.

At December 31, 2012, we had cash and cash equivalents on hand of $222.2 million plus $6.0 million in restricted cash, making a total of $228.2 million.

Operating Activities

During the year ended December 31, 2012, we used $3.9 million in cash flow from operations compared to a $14.8 million cash generation in the year ended December 31, 2011. This decrease of $18.7 million in cash flow from operations is mainly attributable to a $21.1 million decrease in the Gross Profit Contribution, or GPC, during the period, resulting from a decrease of $27.2 million in our GPC from our River Business mostly as a result of the drop in net tons transported resulting from the severe drought that impacted the region in 2012 compounded by low river levels during some of the key transportation months of the year, to a GPC decrease of $1.4 million on our Ocean Business mostly related to the offhire days of our Amadeo and to the drydock undergone by our Argentino, partially offset by a $7.5 million increase in GPC from our Offshore Supply Businesses as a result of the operations of our UP Jasper, UP Jade and UP Turquoise. In addition, we had a $5.9 million decrease in cash used to decrease liabilities, a $4.2 million decrease in cash used to fund increases in assets, a $2.8 million increase in funds used for general and administrative expenses and a $2.5 million decrease in cash used to fund drydocking expenditures.

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

Investing Activities

During the year ended December 31, 2012, we invested $10.9 million for the construction of barges for lease-back, $9.7 million in the re-engining and re-powering program, $8.9 million in the construction of new barges at our Punta Alvear yard, $3.0 million in our barge re-bottoming program, $1.8 million in the refurbishment of our Paraná Petrol, $1.2 million in enhancements/additions to our Punta Alvear barge-building facility, $0.6 million in the construction of our pushboat Pampero I, $0.2 million in investments in Barranqueras port and $0.2 million in the construction of a port pushboat, in our River Business; $8.4 million to fund the advances on two of our PSVs being built in India and $0.2 million in enhancements performed on our UP Agua-Marinha and UP Diamante, in our Offshore Supply Business.

Financing Activities

Net cash provided by financing activities was $224.6 million during the year ended December 31, 2012, compared to $11.6 million during the year ended December 31, 2011, a $213.0 million increase. This increase in cash flow provided by financing activities is mainly attributable to a $219.1 million increase in net proceeds from issuance of common stock, an increase of $25.5 million related to revolving credit facility repayments during 2011, and by a $2.9 million increase in other financial activities; partially offset by a $23.9 million increase of early repayments of long-term financial debt, by a $7.6 million increase of scheduled repayments of long-term financial debt, by a decrease of $2.2 million in short-term credit facility borrowings and by a $0.8 million decrease in proceeds from long-term financial debt.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring other assets including second-hand ocean vessels, rebottoming some of our barges, funding the construction of barges in our new shipyard at Punta Alvear and replacing the engines in our line pushboats with new engines that burn heavy fuel which has been historically less expensive than the types of fuel currently used. We estimate that for 2013, we will invest approximately between $35.0 million and $40.0 million in the construction of new barges and re-engining of our line pushboats, $7.4 million in the conversion and crane acquisition of our Paraná Petrol, $1.6 million for the construction of one port pushboat, $1.0 million in upgrade works and new constructions in our Punta Alvear yard and combined $1.0 million in our berth and Km. 456 and our new terminal in Paraguay. We currently estimate that the construction of new vessels that are currently on order in India will require additional funds of approximately $17.6 million (excluding late delivery penalties that may be applied to the shipyard). We expect to disburse an aggregate amount of $3.0 million in drydock expenses.

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

Impairment of long-lived assets

Long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel in the Ocean and Offshore Supply Business and as a fleet in the River Business and compares them to their carrying value. The cash flow period is based on the remaining lives of the vessels or the fleet, which range from 4 to 24 years. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for assets' maintenance and assets' operating expenses (including planned drydocking and special survey expenditures), and fleet utilization ranging from 93% to 99%. The salvage value used in the impairment test is estimated in $405 (four hundred and five U.S. dollars) per light weight ton (LWT) in accordance with the Company's assets' depreciation policy.

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

After the global financial crisis in 2008, charter rates for product takers have been relatively low compared to the rates achieved in the years preceding the global financial crisis. For the year ended December 31, 2012, the Company recorded an impairment charge of $16.0 million to write down the carrying amount of its Product Tanker, Amadeo, to its estimated fair value as of that date.

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

Generally, inflationary pressure on our voyage expenses (other than fuel) and running costs incurred in local currencies not reflected in an equivalent devaluation of the rates of exchange between the U.S. dollar and these local currencies can have a significant negative impact on our results.

Interest Rate Fluctuation

We are exposed to market risk from changes in interest rates, which may adversely affect our results of operations and financial condition.

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with IFC through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75.0 million (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69% and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. As of December 31, 2012, and 2011 the aggregate fair value of the collar resulted in a liability of $2.0 million and $1.7 million, respectively. During 2012 and 2011 we incurred unrealized losses from the collar amounting to $1.0 million and $2.0 million, respectively, and we also incurred realized losses of $0.7 million and $1.0 million, respectively. Should LIBOR remain at levels below 1.69% which is our floor, we will continue to incur losses from this financial instrument.

We have two interest rate swaps maturing through 2018 with an aggregate notional amount of $8.5 million at December 31, 2012. We entered into these agreements to hedge our exposure to interest rate fluctuations with respect to our borrowings in our Offshore Supply Business. These agreements call for the Company to pay a fixed interest rate of 6.122% and 6.37%, respectively, and receive interest payments based on LIBOR. As of December 31, 2012, and 2011 the aggregate fair value of the swaps resulted in a liability of $0.9 million and $0.9 million, respectively. During 2012 and 2011 we incurred unrealized losses from the swaps amounting to $0.3 million and $0.6 million, respectively, and we also incurred realized losses of $0.2 million and $0.2 million, respectively.

As of December 31, 2012, the Company had $20.9 million of LIBOR-based variable rate borrowings under its credit facility with DVB Bank and NIBC subject to an interest rate swap, designated as cash flow hedge, to fix the interest rate of these borrowings at a weighted average cost of debt of 0.9% per annum.

Additionally, as of December 31, 2012, the Company had other variable rate debt (due 2013 through 2021) totaling $144.1 million. These debts call for the Company to pay interest based on LIBOR plus a 120-365 basis point margin range. Recently, the $93.6 million facility with DVB and Natixis for the financing of our PSVs under construction in India has, within the terms and condition contained in the relevant loan agreement, used a cost of funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2012, the weighted average interest rate on these borrowings was 2.8%.

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

Upon the occurrence of a change of control event, each holder of the Notes shall have the right to require us to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. A change of control means:

•
if any person beneficially owns more than 35% of our voting stock and Inversiones Los Avellanos S.A., or Los Avellanos, Hazels (Bahamas) Investments Inc., or Hazels, SIPSA S.A. and their affiliates, or the Permitted Holders, together beneficially own a lesser percentage and do not have the right or ability to elect or designate for election a majority of the board of directors of the Company, or

•
during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office; or

•
our merger or consolidation with or into another Person or the merger of another Person with or into us, or the sale of all or substantially all of our assets (determined on a consolidated basis) to another person other than (A) a transaction in which the survivor or transferee is a person that is controlled by the Permitted Holders or (B) a transaction following which (1) in the case of a merger or consolidation transaction, holders of securities that represented 100% of our common stock eligible to vote on matters requiring a shareholder vote immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the common stock eligible to vote on matters requiring a shareholder vote of the surviving Person in such merger or consolidation transaction immediately after such transaction and (2) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a subsidiary of the transferor of such assets.

If Los Avellanos and Hazels, together, in accordance with the provisions of the Shareholders Agreement dated as of November 13, 2012, entered into by the Company, Sparrow, Los Avellanos and Hazels, no longer have the ability or right to elect or designate for election a majority of our board of directors, a change of control will occur under the 2014 Notes.

In the first quarter of 2005, pursuant to a registration rights agreement, we completed a registered exchange offer in which we exchanged registered Notes for the Notes that were originally issued in order to allow the Notes to be eligible for trading in the public markets.

7.25% Convertible Senior Notes due 2017

On December 23, 2010, we closed the offering of $80.0 million aggregate principal amount of Convertible Senior Notes due 2017, or the Convertible Senior Notes, which consisted of $70.0 million aggregate principal amount of notes and the full exercise of the initial purchasers' overallotment option of $10.0 million. The Convertible Senior Notes were offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, and non-U.S. persons in accordance with Regulation S promulgated under the Securities Act, by the initial purchasers of the notes.

The Convertible Senior Notes were fully payable on January 15, 2017, and paid interest semi-annually in arrears, on January 15 and July 15 each year, at the rate of 7.25% per annum.

Holders of the Convertible Senior Notes had the right to convert their notes, at their option, into shares of common stock of the Company, at any time prior to January 15, 2017. The conversion rate was equal to 163.1321 shares of common stock per $1,000 (one thousand U.S. dollars) principal amount of the Convertible Senior Notes (equivalent to a conversion price of $6.13 per share of our common stock). The conversion rate was subject to further adjustment in accordance with the indenture governing the Convertible Senior Notes.

Only on and after January 15, 2015, all, but not less than all, the Convertible Senior Notes would have become redeemable for cash by us at 100% of their principal amount.

The Convertible Senior Notes contained a "reset" feature wherefrom the conversion rate was adjusted on February 13, 2012, as a consequence of the fact that the volume weighted average price of our common stock for each of the 20 trading days beginning on January 17, 2012, was less than $6.13 per share.

The Convertible Senior Notes were senior, unsecured obligations and ranked equal in right of payment with our existing and future senior, unsecured debt and would have been senior in right of payment to any future debt that would have been expressly subordinated to the notes. The Convertible Senior Notes were structurally subordinated to all debt and other liabilities and commitments of our subsidiaries, including trade payables and any guarantees that they may provide with respect to any of our existing or future debt and were effectively subordinated to any secured debt that we may incur to the extent of the assets securing such debt.

As of December 31, 2012, no conversions were exercised by holders of the Convertible Senior Notes.

On January 23, 2013, we repurchased $80.0 million of our outstanding Convertible Senior Notes in accordance with the provisions of the indenture governing the Convertible Senior Notes. The Convertible Senior Notes were purchased at par plus accrued and unpaid interest to, but excluding, the date of repurchase, for a total price of $1,001.61 per $1,000.00 principal amount of Convertible Senior Notes. No Convertible Senior Notes remain outstanding.

Loan Agreement with DVB Bank SE (DVB SE) of up to $15.0 million:

On January 17, 2006, UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary of the Offshore Supply Business) as Borrower, Packet Maritime Inc. and Padow Shipping Inc. as Guarantors and UP Offshore as Holding Company entered into a $15.0 million loan agreement with DVB SE for the purposes of providing post delivery financing of one PSV named UP Agua-Marinha delivered in February 2006.

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

On January 24, 2007, UP Offshore Apoio Maritimo Ltda. and DVB SE amended and restated the margin of both tranches to 1.20% per annum effective since February 1, 2007.

The loan is secured by a mortgage on the UP Agua-Marinha and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB SE may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until February 2009 that the UP Agua-Marinha pledged as security had an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

The aggregate outstanding principal balance of the loan was $6.9 million at December 31, 2012.

Loan Agreement with DVB Bank SE (DVB SE) of up to $61.3 million:

On December 28, 2006, UP Offshore (Bahamas) Ltd., as Borrower, entered into a $61.3 million loan agreement with DVB SE for the purpose of refinancing three PSVs named UP Esmeralda, UP Safira and UP Topazio. The loan is divided into two advances and shall be repaid by 40 consecutive quarterly installments as set forth in the repayment schedule therein.

The loan must be repaid by (i) 9 consecutive quarterly installments of $1.2 million each beginning in March 2007 followed by 3 consecutive quarterly installments of $1.3 million each, 25 consecutive quarterly installments of $1.1 million and 3 consecutive quarterly installments of $1.3 million; and (ii) a balloon repayment of $16.0 million payable simultaneously with the 40th quarterly installment. The loan accrues interest at LIBOR plus 1.20% per annum.

The loan is secured by a mortgage on the UP Esmeralda , UP Safira, UP Topazio and UP Agua Marinha (together, the Mortgaged Vessels) and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd., UP Offshore Apoio Maritimo Ltda., Packet Maritime Inc., Topazio Shipping LLC and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB SE may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires upon the until the third anniversary of the final advance under the loan, the Mortgaged Vessels pledged as security have an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

On August 1, 2012, we amended the DVB Bank SE $61.3 million facility to re-borrow up to $10.0 million to provide additional financing for our PSVs UP Esmeralda, UP Safira and UP Topazio. On December 14, 2012, we drew down $6.6 million as per such amendment.

The aggregate outstanding principal balance of the loan was $42.2 million at December 31, 2012.

Loan Agreement with Natixis of $13.6 million:

On January 29, 2007, Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina) as Borrower and Ultrapetrol (Bahamas) Limited as Guarantor and Holding Company entered into a $13.6 million loan agreement with Natixis for the purpose of providing post delivery financing of our product tanker Alejandrina.

The loan must be repaid by (i) 40 consecutive quarterly installments of $0.2 million each beginning in June 2007 and (ii) a balloon repayment of $4.5 million payable simultaneously with the 40th quarterly installment. The loan accrued interest at 6.38% per annum during the first five years of the loan and LIBOR plus 1.00% per annum thereafter for so long as the Alejandrina remains chartered under standard conditions or plus 1.20% per annum otherwise.

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

The aggregate outstanding principal balance of the loan was $6.5 million at December 31, 2012.

Loan Agreement with DVB Bank SE (DVB SE) of $25.0 million:

On October 31, 2007, UP Offshore (Bahamas) Ltd., as Borrower, entered into a $25.0 million loan agreement with DVB SE for the purpose of providing post delivery financing of one Brazilian flag PSV named UP Diamante.

The loan shall be repaid by (i) 8 consecutive quarterly installments of $0.75 million each beginning in February 2008 followed by 24 consecutive quarterly installments of $0.5 million each and 8 consecutive quarterly installments of $0.25 million; and (ii) a balloon repayment of $5.0 million payable simultaneously with the 40th quarterly installment. The loan accrues interest at LIBOR plus 1.50% per annum.

The loan is secured by a mortgage on the UP Diamante and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd, Packet Maritime Inc., Padow Shipping Inc., Topazio Shipping LLC, UP Offshore Apoio Maritimo Ltda., and UP Offshore (Uruguay) S.A. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB SE may require the entire amount of the loans be immediately repaid in full. Further, the loan agreements require until 2009 that the PSVs pledged as security have an aggregate market value of at least 117.6% of the value of the loan amounts and at all times thereafter an aggregate market value of at least 133.3% of the value of the loans.

The aggregate outstanding principal balance of the loan was $13.0 million at December 31, 2012.

Loan Agreement with Nordea Bank Finland PLC (Nordea Bank) of $20.2 million:

On November 30, 2007, Hallandale Commercial Corp., as Borrower, Ultrapetrol (Bahamas) Ltd., as Guarantor, and Tuebrook Holdings Inc., as Pledgor, entered into a $20.2 million loan agreement with Nordea Bank for the purpose of providing post delivery financing of our Product Tanker, Amadeo.

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

On June 5, 2009, we agreed with Nordea Bank Finland PLC to prepay $4.1 million of the then outstanding amount without any contractual penalty or breakage costs. As from that date, the loan shall be repaid by (i) the remaining 6 consecutive quarterly installments of $0.6 million each followed by 12 consecutive quarterly installments of $0.4 million each and (ii) a balloon repayment of $4.1 million payable simultaneously with the 18th quarterly installment. The loan accrues interest at LIBOR plus 1.25% per annum.

On December 28, 2012, we amended the Nordea Bank Finland PLC loan agreement to modify the "change of control" definition, increase the margin from 1.25% to 3% per annum and to change the maturity date to April 15, 2013.

The aggregate outstanding principal balance of the loan was $5.6 million at December 31, 2012.

Loan Agreement with DVB Bank SE (DVB SE) and Natixis of up to $93.6 million:

On June 24, 2008, Ingatestone Holdings Inc., as Borrower and Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business), as joint and several Guarantors, entered into a senior secured term loan facility of up to (originally) $93.6 million with DVB Bank SE and Natixis, as co-lenders, to finance the construction and delivery of our four PSVs then being constructed in India.

This loan was divided into two tranches:

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

The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB SE. The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB SE and Natixis may require the entire amount of the loans be immediately repaid in full.

On December 9, 2010, we amended the loan. As part of the amendment, the availability period was extended through June 30, 2012, and the margin over LIBOR was increased to 3.0% per annum during the vessel's construction and to 2.0% per annum as from delivery.

On November 30, 2011, we signed a second amendment to the loan agreement, which extended the availability period through December 31, 2012, on a vessel by vessel basis.

On May 9, 2012, we amended the facility for a third time. Under the terms of the amendment, we extended the availability periods under both tranches of the facility for the UP Jade to a range between June 30, 2012 and December 31, 2012. Total commitments under this facility were reduced to $64.1 million, leaving available funds for drawdown under the amended facility at $29.6 million to be funded entirely by DVB Bank SE. In addition, we agreed to prepay the $17.3 million portion of the facility funded by Natixis on or before December 31, 2012.

On December 14, 2012, we repaid $6.9 million corresponding to Natixis' portion related to our UP Pearl and UP Onyx. The repayment of the remaining $10.4 million corresponding to UP Amber portion was extended to March 28, 2013.

The aggregate outstanding principal balance of the loan was $19.0 million at December 31, 2012.

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

The loan has a grace period of 4 years followed by 9 consecutive semi-annual installments of $1.09 million and 8 consecutive semi-annual installments of $1.90 million, which began in June 2012. The loan accrues interest at LIBOR plus a spread which is within a range between 1.875% and 3.250% beginning with 3.00% in December 2008 and which is adjusted every June on a yearly basis and which is inversely correlated with UABL's financial performance (i.e.: the margin increases after a bad year and vice-versa).

In connection with this facility, we entered into an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of this borrowing within a floor of 1.69% and a cap of 5.0% per annum.

The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios to be met and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps), among others.

On March 8, 2013, IFC waived compliance with the Historical Debt Service Coverage Ratio for the periods ending on December 31, 2012 and March, 31, 2013. The waiver was granted conditional upon OFID's granting of a similar waiver on or before March 15, 2013, which condition was met on March 14, 2013.

The aggregate outstanding principal balance of the loan was $22.8 million at December 31, 2012.

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

The loan has a grace period of 4 years followed by 9 consecutive semi-annual installments of $1.52 million and 8 consecutive semi-annual installments of $2.66 million, which began in June 2012. The loan accrues interest at LIBOR plus a spread which is within a range between 1.875% and 3.250%, beginning with 3.00% in December 2008 and which is adjusted every June on a yearly basis and which is inversely correlated with UABL's financial performance (i.e.: the margin increases after a bad year and vice-versa).

In connection with this facility, we entered into an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of this borrowing within a floor of 1.69% and a cap of 5.0% per annum.

The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios to be met and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps), among others.

On March 8, 2013, IFC waived compliance with the Historical Debt Service Coverage Ratio for the periods ending on December 31, 2012 and March, 31, 2013. The waiver was granted conditional upon OFID's granting of a similar waiver on or before March 15, 2013, which condition was met on March 14, 2013.

The aggregate outstanding principal balance of the loan was $32.0 million at December 31, 2012.

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

            The loan has a grace period of 4 years followed by 9 consecutive semi annual installments of $0.65 million and 8 consecutive semi annual installments of $1.14 million, which began in June 2012. The loan accrues interest at LIBOR plus a spread which is within a range between 1.875% and 3.250% beginning with 3.00% in December 2008 and which is adjusted every June on a yearly basis and which is inversely correlated with UABL's financial performance (i.e.: the margin increases after a bad year and vice-versa).

In connection with this facility, we entered into an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of this borrowing within a floor of 1.69% and a cap of 5.0% per annum.

The loan is secured by a mortgage on part of our River Business fleet. The loan requires certain financial ratios to be met and contains various restrictive covenants such as limiting the Borrower's ability to declare or pay any dividend, to incur capital expenditures, leases, or enter into derivative transactions (except for fuel swaps) among others.

On March 14, 2013, OFID waived compliance with the Historical Debt Service Coverage Ratio for the periods ending on December 31, 2012 and March 31, 2013. The waiver was granted conditional upon IFC's granting of a similar waiver on or before March 15, 2013, which condition was met on March 8, 2013.

The aggregate outstanding principal balance of the loan was $13.7 million at December 31, 2012.

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

The current SBLC issued by DVB Bank SE in favour of BNDES expires on November 11, 2013. Under the facility, we are required to replace such SBLC by another acceptable SBLC by latest July 14, 2013.

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

On March 5, 2013, BNDES confirmed their approval of the change in ownership which occurred as a consequence of the Sparrow transaction. Considering such approval, we are in compliance with all covenants under this loan facility.

The aggregate outstanding principal balance of the loan was $15.8 million at December 31, 2012.

 Loan Agreement with DVB Bank SE (DVB SE) and Banco Security of $40.0 million:

On December 9, 2010, our subsidiary UP Offshore (Bahamas) Limited entered into a loan agreement with DVB Bank SE and Banco Security relating to a senior secured term loan facility in the amount of up to $40.0 million to partially finance the acquisition of two PSVs constructed for us, UP Turquoise and UP Jasper. This facility was drawn in two advances, each of $20.0 million, on the delivery of each PSV. The maturity date of the facility is eight years from the initial drawdown, but no later than December 31, 2018. The security for the loan facility includes a guarantee by us and first priority Panamanian ship mortgages on each of the PSVs.

Each advance shall be repaid by (i) 32 consecutive quarterly installments of $0.4 million and (ii) a balloon repayment of $6.7 million concurrently with the 32nd quarterly installment. The loan accrues interest at LIBOR plus 3.0% per annum.

In connection with Banco Security's $10.0 million portion, we entered into interest rate swap transactions whereby we agreed to pay Banco Security a fixed weighted average interest rate of 3.39% in exchange for receiving the floating LIBOR (US Dollar, 3-month) until December 16, 2018.

The aggregate outstanding principal balance of the loan was $34.2 million at December 31, 2012.

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

On March 8, 2013, IFC waived compliance with the Historical Debt Service Coverage Ratio for the periods ending on December 31, 2012 and March, 31, 2013. The waiver was granted conditional upon OFID's granting of a similar waiver on or before March 15, 2013, which condition was met on March 14, 2013.

The aggregate outstanding principal balance of the loan was $15.0 million at December 31, 2012.

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

On March 14, 2013, OFID waived compliance with the Historical Debt Service Coverage Ratio for the periods ending on December 31, 2012, and March 31, 2013.  The waiver was granted conditional upon IFC's granting of a similar waiver on or before March 15, 2013, which condition was met on March 8, 2013.

The aggregate outstanding principal balance of the loan was $10.0 million at December 31, 2012.

Loan Agreement with DVB Bank SE and NIBC of $42.0 million:

On October 22, 2012, Ingatestone Holdings Inc., as Borrower and Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc. and Gracebay Shipping Inc. (the last three our subsidiaries in the Offshore Supply Business), as joint and several Guarantors, entered into a senior secured term loan facility of up to $42.0 million with DVB SE and NIBC, as co-lenders, to refinance the advances made on UP Jade under the DVB / Natixis facility and to finance part of the acquisition cost of UP Amber.

Each advance shall be repaid by (i) 20 consecutive quarterly installments of $0.5 million and (ii) a balloon repayment of $10.4 million concurrently with the 20th quarterly installment. The loan accrues interest at LIBOR plus 4.0% per annum.

The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB Bank SE. The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB SE and NIBC may require the entire amount of the loans be immediately repaid in full.

In connection with this facility, we entered into swap derivative contracts whereby we agreed to pay DVB and NIBC a fixed interest rate of 0.89% and 0.9%, respectively, for four years in exchange for receiving the floating LIBOR (US Dollar, 3-month).

The aggregate outstanding principal balance of the loan was $20.9 million at December 31, 2012.

C .           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable.

 D.           TREND INFORMATION

We believe the following developments and initiatives will have a significant impact on the operations of our various businesses.

River Business

•
Expansion and fuel efficiency initiatives – We continue working on our re-engining program for which we have contracted and received 25 heavy fuel engines with MAN Diesel. Such program was initiated in June 2006 and consists of replacing diesel engines in 11 of our main line pushboats with new engines that will burn heavy fuel oil which has been historically less expensive than the types of fuel currently used. As of December 31, 2012, we have completed the installation of 15 engines and put into operation six of our main pushboats, including one newbuilding. We also one pushboat under conversion which is expected to be back into service within 2013.

•
The pushboat Alto Paraná has already begun its operation on June 22, 2012, and Cavalier XII has been operational since July 18, 2012. Alto Paraná and Cavalier XII have 3 and 2 heavy fuel propelled engines totaling 6,141 HP and 4,680 HP, respectively.

•
Punta Alvear barge building facility – During 2012, our Punta Alvear yard has produced 29 dry barges and 8 tank barges for third parties, most of them for markets outside our scope of operation. We expect to continue to sell barges to third parties and to build up fleet's transport capacity which will significantly increase our future revenues and enhance our operation through economies of scale.

Offshore Supply Business

•
New vessels – Our ninth PSV, UP Jade, which was under construction in India, commenced its time charter with Petrobras on August 10, 2012. Recently, on January 30, 2013, our second PSV under construction in India, UP Amber, was delivered to us. We expect to place her on a time charter with Petrobras in the short term. In addition, we have two PSVs under construction in India, the first of which, UP Pearl, is expected to be delivered during the second quarter of 2013. The successive addition of PSVs to our fleet will continue to bring positive returns for the Company.

Ocean Business

•
Container feeder service – Regular service with two vessels, Asturiano and Argentino. The Southbound leg has remained at high utilization rates with healthy rates while we have increased the utilization rate in the northbound leg also to high levels with domestic cargoes returning to Buenos Aires and transshipment cargoes which are loaded from other southern ports in Patagonia such as Bahia Blanca or Puerto Madryn and carried with our service to Buenos Aires for export. Growth opportunity still available in Patagonia service and possible expansion to Brazil which is Argentina's main commercial partner and whose demand may provide us with opportunities to call ports in the southern part of the country.

E.            OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

F.             TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following schedule summarizes our contractual obligations and commercial commitments as of December 31, 2012. The amounts below include both principal and interest payments.

Contractual Obligations

		Payments due by period
	Total	Current (a)	Two to three years (b)	Four to five years (c)	After five years (d)
	(Dollars in thousands)
1. Long – term debt obligations (e)
- DVB Bank SE (up to $15.0 million)
● Tranche A	$6,850	$900	$1,800	$4,150	$--
● Tranche B	--	--	--	--	--
- DVB Bank SE (up to $61.3 million)	42,225	12,575	8,600	21,050	--
- DVB Bank SE (up to $25.0 million)	13,000	2,000	4,000	7,000	--
- Nordea Bank Finland PLC	5,644	5,644	--	--	--
- Natixis	6,546	1,108	1,816	3,622	--
- IFC UABL II Paraguay	22,826	2,174	4,348	6,793	9,511
- IFC UABL II	31,957	3,044	6,087	9,511	13,315
- OFID	13,695	1,304	2,609	4,076	5,706
- DVB / Natixis (up to $93.6 million)
● Tranche A	18,975	10,814	4,615	3,546	--
● Tranche B	--	--	--	--	--
- BNDES	15,818	1,110	2,220	2,220	10,268
- 9% Senior Notes 2014 ($180.0 million)	180,000	--	180,000	--	--
- DVB / Security (up to $40 million)	34,166	3,333	6,667	6,667	17,499
- 7.25% Senior Convertible Notes 2017 ($80.0 million)	80,000	80,000	--	--	--
- IFC UABL III Loan (up to $15.0 million)	15,000	1,765	3,529	3,529	6,177
- OFID UABL III Loan (up to $10.0 million)	10,000	1,176	2,353	2,353	4,118
- DVB / NIBC (up to $42.0 million)	20,850	2,084	4,170	14,596	--

Total long – term debt obligations	$517,552	$129,031	$232,814	$89,113	$66,594

Estimated interest on long-term debt obligations
- DVB Bank SE (up to $15.0 million)
● Tranche A	$264	98	155	11	--
● Tranche B	--	--	--	--	--
- DVB Bank SE (Up to $61.3 million)	1,705	621	790	294	--
- DVB Bank SE (Up to $25.0 million)	788	224	339	225	--
- Nordea Bank Finland PLC	66	66	--	--	--
- Natixis	296	93	142	61	--
- IFC UABL II Paraguay	4,105	890	1,520	1,125	570
- IFC UABL II	5,746	1,246	2,127	1,575	798
- OFID	2,463	534	912	675	342
- DVB / Natixis (up to $93.6 million)
● Tranche A	731	354	299	78	--
● Tranche B	--	--	--	--	--
- BNDES	3,450	466	830	696	1,458
- DVB Bank SE (SBLC)	436	436	--	--	--
- 9% Senior Notes 2014 ($180.0 million)	32,400	16,200	16,200	--	--
- DVB / Security (up to $40.0 million)	6,097	1,360	2,307	1,759	671
- 7.25% Senior Convertible Notes 2017 ($80.0 million)	3,029	3,029	--	--	--
- IFC UABL III Loan (up to $15.0 million)	2,849	614	1,005	709	521
- OFID UABL III Loan (up to $10.0 million)	1,900	410	670	472	348
- DVB / NIBC (up to $42.0 million)	3,947	996	1,682	1,269	--

Total estimated interest on long – term debt obligations	70,272	27,637	28,978	8,949	4,708

2. Operating lease obligations	$3,624	$2,308	$1,190	$126	$--

3. Purchase obligations
- Vessel construction
● Bharati Shipyard (f)	17,610	17,610	--	--	--

Total purchase obligations	$17,610	$17,610	$--	--	--

Total Contractual Obligations	609,058	176,586	262,982	98,188	71,302

(a)	Represents the period from January 1, 2013 through December 31, 2013.
(b)	Represents the period from January 1, 2014 through December 31, 2015.
(c)	Represents the period from January 1, 2016 through December 31, 2017.
(d)	Represents the period after December 31, 2017.
(e)	Represents principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2012. Amounts do not include interest payments.
(f)	$17.6 million of pending contractual obligations fully financed with pre-delivery proceeds from the DVB / Natixis loan facility and proceeds from DVB/NIBC/ABN loan facility.

The interest rate and term assumptions used in these calculations are contained in the following table:

Obligation	Principal at December 31, 2012	Interest Rate		Period From-To
- DVB Bank SE (up to $15.0 million)
● Tranche A	$6,850	1.51%		01/01/2013 – 02/14/2016
● Tranche B	--	--		--
- DVB Bank SE (up to $61.3 million)	33,950	1.51%		01/01/2013 – 12/14/2016
- DVB Bank SE (up to $61.3 million)	8,275	3.81%		01/01/2013 – 29/3/2013

- DVB Bank SE (up to $25.0 million)	13,000	1.81%		01/01/2012 – 10/31/2017

- Nordea Bank Finland PLC	5,644	3.31%		01/01/2012 – 15/4/2013

- Natixis (up to $13.6 million)	6,546	1.51%		01/01/2013 – 02/21/2017

- IFC UABL II Paraguay	22,826	3.94%		01/01/2013 – 06/15/2020

- IFC UABL II	31,957	3.94%		01/01/2013 – 06/15/2020

- OFID	13,695	3.94%		01/01/2013 – 06/15/2020

- DVB / Natixis (up to $93.6 million)

● Tranche A	18,975	3.57%	(1)	01/01/2013 – 12/31/2019 (1)
● Tranche B (2)	--	--		--

- BNDES	15,818	3.00%		01/01/2013 – 03/10/2027

- DVB Bank SE (SBLC)	21,500	2.00%		01/01/2013 – 11/11/2013

- DVB-Security (up to $30.0 million)	25,624	3.31%		01/01/2013 – 12/31/2018
- DVB-Security (up to $10.0 million)	8,542	6.39%		01/01/2013 – 12/31/2018

- IFC UABL III Loan (up to $15.0 million)	15,000	4.16%		01/01/2013 – 06/15/2021
- OFID UABL III Loan (up to $10.0 million)	10,000	4.16%		01/01/2013 – 06/15/2021

- DVB / NIBC (up to $21.0 million)	10,425	4.90%		01/01/2013 – 11/30/2017
- DVB / NIBC (up to $21.0 million)	10,425	4.89%		01/01/2013 – 11/30/2017

(1)
Tranche A carries interest at 3.61% per annum until the delivery date of the corresponding vessel. As from delivery, Tranche A's spread is adjusted downwards by 1% and, thus, an interest rate of 2.61% is used in the table here above as from the assumed delivery dates of each PSV.

(2)	See note (f) here above. Tranche B was not drawn down as of December 31, 2012.

            Interest expense calculations begin on January 1, 2013, end on the respective maturity dates and are based on contractual terms with the exception of the IFC/OFID, DVB/Security and DVB/NIBC credit facilities. The Company, through its subsidiaries, has entered into an interest rate collar under its IFC/OFID facility and into two interest rate swap agreements related to borrowings and DVB/Security and DVB/NIBC credit facilities, respectively, whereby it has converted most of its variable rate borrowings into fixed rate borrowings. For purpose of this table, the Company has assumed the fixed rates of interest in calculating its obligations.

We believe, based upon current levels of operation, that cash flow from operations, combined with other sources of funds, will provide adequate liquidity to fund required payments of principal and interest on our debt, including interests under the 2014 Notes, complete anticipated capital expenditures and fund working capital requirements.

            Our ability to make scheduled payments of principal, or to pay interest on, or to refinance, our indebtedness, including the 2014 Notes, or to fund planned capital expenditures will depend on our ability to generate cash from our operations in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

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

Name	Age	Position
Felipe Menendez Ross	58	Chief Executive Officer, President and Director
Ricardo Menendez Ross	63	Executive Vice President and Director
Leonard J. Hoskinson	59	Chief Financial Officer and Secretary
Horacio Reyser	42	Director
Gonzalo Alende Serra	42	Director
George Wood	67	Independent Director
Eduardo Ojea Quintana	57	Director
Fernando Barros Tocornal	55	Director
Alberto G. Deyros	57	Chief Accountant

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

Leonard J. Hoskinson. Mr. Hoskinson is the Chief Financial Officer of the Company and assumed the position of Secretary in September 2000 and served as director from March 2000 until December 2012. Mr. Hoskinson has been employed by the Company and its affiliates for over 23 years. Prior to that, he had an international banking career spanning over 20 years specializing in ship finance and culminating as the Head of Shipping for Marine Midland Bank NA in New York (now part of the HSBC banking group). He is also a Director of UABL.

Horacio Reyser. Mr. Reyser is a partner with Southern Cross and has been with the firm since 1998 and was appointed Director of the Company in December 2012. Prior to joining Southern Cross, Mr. Reyser worked for INFUPA, a regional M&A advisory firm. Mr. Reyser also worked for the Techint Group, initially in strategic planning at Tenaris-Siderca and later at Siderar-Ternium, where he focused on a wide variety of operational projects and strategic acquisitions. Mr. Reyser holds a degree in Industrial Engineering from Instituto Tecnológico de Buenos Aires (ITBA) and completed an Advanced Management Program at Harvard Business School.

Gonzalo Alende Serra. Mr. Alende Serra joined Southern Cross in 2007 after a 16-year career working in finance at several world-class companies with a regional focus. He was appointed Director of the Company in December 2012. Prior to joining Southern Cross, Mr. Alende served as Compliance Manager and Global Risk Manager for Tenaris from 2003 to 2006 and Vice President, Investor Relations for Impsat in 2002. Prior to that, he worked as a management consultant with Arthur D. Little and McKinsey and as an auditor with PricewaterhouseCoopers, then Price Waterhouse. Mr. Alende received his Accounting degree from the Universidad de Belgrano in Buenos Aires, and his MBA from the University of London (Imperial College). He is a CFA Charterholder.

George Wood. Mr. Wood has been a Director since October 2006. He has recently retired as managing director of Chancery Export Finance LLC (Chancery), a firm licensed by the Export Import Bank of the United States of America (ExIm Bank). Chancery provides ExIm Bank guaranteed financing for purchase of U.S. manufactured capital goods by overseas buyers. Prior to his designation as Managing Director of Chancery, Mr. Wood worked as Managing Director of Baltimore based Bengur Bryan & Co. (Bengur Bryan) providing investment-banking services to transportation related companies in the global maritime, U.S. trucking, motor coach and rail industries. Before his employment with Bengur Bryan in 2000, Mr. Wood was employed for 27 years in various managerial positions at the First National Bank of Maryland which included managing the International Banking Group as well as the bank's specialized lending divisions in leasing, rail, maritime and motor coach industries, encompassing a risk asset portfolio of $1.2 billion. Mr. Wood is a member of the board of Baltic Trading Inc. as well as part of the Audit Committee and Nominating and Governance Committee. Baltic Trading Inc. is a shipping company focused on the dry bulk industry spot market and is currently trading on the NYSE. Mr. Wood holds a B.S. in Economics and Finance from University of Pennsylvania and an MBA from University of North Carolina and became a CPA in 1980. Mr. Wood presently serves as member of the board of Wawa Inc , as well as part of the Finance Committee, Strategic Fuels Committee and Compensation Committee.  Wawa Inc. is a $10.0 billion revenue privately held convenience store chain operating in the Mid-Atlantic area and in Florida. Mr. Wood recently served in the boards of LASCO Shipping Co. and Infinity Rail LLC.

Fernando Barros Tocornal. Mr. Barros is an Attorney and founding partner of the Chilean law firm of Barros & Errazuriz. He has been a Director since October 2010. Mr. Barros has vast experience in commercial, corporate and tax law, with an extensive practice in connection with the creation and development of financial, industrial and service companies. Mr. Barros is a member of the National Board of Arbitrators, appointed by the President of Chile and is also a member of the Arbitration and Mediation Center of the Chamber of Commerce of Santiago and of the National Center of Arbitration, as well as acting as a private arbitrator. As part of his academic activities, Mr. Barros was a professor of Commercial and Economic Law and is actively involved in the development of corporate governance best practices in Chile. He served for more than 10 years as a member of the Board of Universidad Finis Terrae, where he was elected Dean of the School of Law for the term 2000-2003. He is also a member of the Consulting Committee of the Pro Bono Foundation of Chile and was part of the board of the Chilean non-profit association for the entrepreneur development and corporate governance, ICARE. Mr. Barros is also a Director of Chilean listed companies including the real estate developer and construction company, Socovesa; the chemical producer and trader, Sintex-Oxiquim; the supermarket chain SMU, and Ultrapetrol's former parent company, SIPSA S.A.

Eduardo Ojea Quintana. Mr. Ojea Quintana is currently the President of the Board of Directors of Transportadora de Gas del Norte S.A. and a member of the board of directors of several other energy companies in South America. He was elected Director of the Company in December 2012. He has served as a member of the Argentine Chamber of Oil Companies, part of the Argentine Institute of Oil and Gas, the Argentine Council for the Sustainable Development Companies and the Academy Center for the Energy Regulatory Activity. He also represented Argentina on the Executive Committee for the International Gas Union. Mr. Ojea Quintana holds a degree in Law from the University Museo Social Argentino.

Alberto G. Deyros. Mr. Deyros is the Chief Accountant of the Company and was appointed in April 2006. Mr. Deyros has been employed by the Company and its subsidiaries for more than ten years. Prior to that, he specialized in ship administration management over a period of more than 20 years. Mr. Deyros is a Certified Public Accountant and a graduate of Universidad de Buenos Aires.

B.            COMPENSATION

The aggregate annual net cost to us for the compensation paid to members of the board of directors and our executive officers was $3.9 million for the fiscal year ended December 31, 2012. Neither the Company nor any of its subsidiaries provides retirement benefits.

In September 2006, in connection with our IPO we granted stock options for 348,750 shares of common stock with an exercise price of $11 per share to certain members of our board of directors. These options expire ten years after their issuance date. To date, none of these options had been exercised by their holders.

On October 29, 2012, certain members of Management entered into new Consultancy Agreements pursuant to which they were granted stock options for 109,792 shares of common stock with an exercise price of $1.43 per share. These options expire ten years after their issuance date. To date, none of these options have been exercised by their holders.

C.            BOARD PRACTICES

Our Audit Committee is composed of Mr. Wood, who is our independent director, and is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Our corporate governance practices are in compliance with Bahamian law and we are exempt from many of the corporate governance provisions of the Nasdaq Marketplace Rules other than those related to the establishment of an audit committee.

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of The Bahamas. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 4350(d)(3) and 4350(d)(2)(A)(ii). The practices that we follow in lieu of Nasdaq's corporate governance rules are as follows:

•	We do not have a board of directors with a majority of independent directors, nor are we required to under Bahamian law. However, we have one independent director.

•	In lieu of holding regular meetings at which only independent directors are present, our entire board of directors, may hold regular meetings, as is consistent with Bahamian law.

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

•	Under Bahamian law, compensation of the executive officers is not required to be determined by an independent committee.

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

The employment agreements of the executive members of our board of directors contain standard termination provisions (which include termination: (i) upon death or disability, (ii) with or without cause, and (iii) with or without good reason). These agreements contain customary termination of employment clauses with no special benefits as golden parachutes, etc.

Executive Committee and Compensation Committee

The Board of Directors has two advisory committees, the Executive Committee and the Compensation Committee.

Executive Committee

The Executive Committee is composed of at least five directors, one of which shall be the CEO of the Company. It meets on a regular basis, and its function is to supervise and give guidelines to management with respect to the Company's operations; evaluate the strategic initiatives proposed by management, third parties or other members of the Board and formulate recommendations to the Board on their implementation, and act as a complement to management regarding potential acquisitions, dispositions, mergers, etc; and act as an informal "sounding board" for management regarding any other operational matters management may consider appropriate and perform such other functions and duties as may be delegated to it by the Board.

The Committee may delegate to any one or more of its members authority to conclude any matter requiring the authority of the Committee.

Compensation Committee

The Compensation Committee is composed of at least five directors, one of which shall be the CEO of the Company. It meets at least once every calendar quarter, and its function is to:

(i)
Advise the Board with respect to the compensation of the CEO, the EVP, the CFO and other senior executives (the "Senior Executives") that report directly to the CEO, that are designated as "executive officers" by the Board and the Chief Operating Officers, if any, of the Company's business units and evaluate annually the performance of the Company's Senior Executives.

(ii)	Review and make recommendations on the Company's overall compensation structure regarding its Directors and Senior Executives.

(iii)
Act as an informal "sounding board" for management regarding any other executive compensation matters management may consider appropriate and perform such other functions and duties as may be delegated to it by the Board.

The Committee may delegate to any one or more of its members authority to conclude any matter requiring the authority of the Committee.

D.            EMPLOYEES

As of December 31, 2012, we employed 1,503 persons, consisting of 508 land-based employees and 995 seafarers as crew on our vessels, of which 526 were in our River Business, 214 were in our Offshore Supply Business and 255 were in our Ocean Business. This represents a 9% increase with respect to December 31, 2011, mainly attributable to the entry into operation of our UP Jade on May 22, 2012. Some of these employees were employed through various manning agents depending on their nationality as listed below:

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

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

The following table sets forth information regarding the owners of more than five percent of our common stock as of March 14, 2013. The address of Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc. is Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

Name	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned	Voting Percentage
Sparrow Capital Investments Ltd. (1)	117,864,085	83.9%	87.9%
Sparrow CI Sub Ltd. (2)	117,864,085	83.9%	87.9%
Inversiones Los Avellanos S.A. (3)	117,864,085	83.9%	87.9%
Hazels (Bahamas) Investments Inc. (4)	117,864,085	83.9%	87.9%
All directors and executive officers as a group (5) (6)	119,400,709	84.8%	88.6%

(1)
Sparrow Capital Investments Ltd. ("Sparrow") may be deemed the beneficial owner of 117,864,085 shares of Common Stock. This consists of 93,940,000 shares of Common Stock held for its own account and 16,060,000 shares of Common Stock held for the account of Sparrow CI Sub Ltd. ("Sparrow 2"). It also includes, due to the terms of a Shareholders' Agreement by and between Sparrow, Inversiones Los Avellanos S.A. ("Los Avellanos"), and Hazels (Bahamas) Investments Inc. ("Hazels"), dated November 13, 2012 (the "Sparrow Shareholders' Agreement"), an additional 7,864,085 shares of Common Stock, consisting of 4,735,517 shares held for the account of Los Avellanos and 3,128,568 shares of Common Stock held for the account of Hazels.

(2)
Sparrow 2 may be deemed the beneficial owner of 117,864,085 shares of Common Stock. This consists of 16,060,000 shares of Common Stock held for its own account and 93,940,000 shares of Common Stock held for the account of Sparrow. It also includes, due to the terms of the Sparrow Shareholders' Agreement, an additional 7,864,085 shares of Common Stock, consisting of 4,735,517 shares held for the account of Los Avellanos and 3,128,568 shares of Common Stock held for the account of Hazels.

(3)
Los Avellanos may be deemed the beneficial owner of 117,864,085 shares of Common Stock. This consists of 4,735,517 shares of Common Stock held for its own account and 3,128,568 shares of Common Stock held for the account of Hazels. It also includes, due to the terms of the Sparrow Shareholders' Agreement, an additional 110,000,000 shares of Common Stock, consisting of 93,940,000 shares held for the account of Sparrow and 16,060,000 held for the account of Sparrow 2.

(4)
Hazels may be deemed the beneficial owner of 117,864,085 shares of Common Stock. This consists of 3,128,568 shares of Common Stock held for its own account and 4,735,517 shares of Common Stock held for the account of Los Avellanos. It also includes, due to the terms of the Sparrow Shareholders' Agreement, an additional 110,000,000 shares of Common Stock, consisting of 93,940,000 shares held for the account of Sparrow and 16,060,000 held for the account of Sparrow 2.  Sparrow 2 has issued to Hazels a warrant, which grants Hazels the right, exercisable upon the occurrence of certain conditions, to acquire all of the economic interests in Sparrow 2.

(5)
Los Avellanos and Hazels are controlled by members of the Menendez family, including Felipe Menendez R., our President, Chief Executive Officer and a Director, and Ricardo Menendez R., our Executive Vice President and a director.

(6)
Includes 1,141,656 shares of restricted stock issued to companies controlled by our Chief Executive Officer, our Executive Vice President and our Chief Financial Officer. Includes 348,750 shares of Common Stock issuable within 60 days upon exercise of options granted to these companies which have vested, as well as 46,218 shares of stock issued to our non-executive directors as part of their compensation for the services rendered to us as board members.

During 2010, Hazels (Bahamas) Investments Inc. acquired 2,977,690 shares of the Company from Solimar Holdings Ltd.

On April 30, 2012, the Approved Share Buyback Plan dated October 24, 2011, expired. The Company did not buy back any shares of its common stock under the Approved Share Buyback Plan.

On December 12, 2012, we announced the closing of an investment agreement entered into on November 13, 2012, with Sparrow, a subsidiary of Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. (jointly "Southern Cross"). Pursuant to such closing, we sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share. We received proceeds of $220.0 million from the transaction. After the closing of the transaction, Southern Cross now beneficially owns approximately 78.34% of the outstanding common shares of Ultrapetrol, representing approximately 58.92% of the voting power of our outstanding shares.

B.             RELATED PARTY TRANSACTIONS

There are no revenues derived from transactions with related parties for each of the years ended December 31, 2012, 2011 and 2010. As of December 31, 2012, 2011 and 2010, the balances of the accounts receivable from and payables to all related parties were approximately $3.9 million, $6.5 million and $5.4 million and $3.8 million, $1.2 million and $0.2 million, respectively.

Shipping Services Argentina S.A. (Formerly I. Shipping Services S.A.)

We and our subsidiaries also contract with related parties for various services. Pursuant to a commercial agreement and an agency agreement with us, Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) has agreed to perform the duties of commercial agent for our container feeder service and port agent for us in Argentina. Shipping Services Argentina S.A. is indirectly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay Shipping Services Argentina S.A. commissions and fees. For each of the years ended December 31, 2012, 2011 and 2010 the amounts paid and / or accrued for such services amounted to $0.2 million, $0.5 million and $0.2 million, respectively. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

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

Navalia S.A. (Formerly Navalia S.R.L)

Pursuant to a commercial and an agency agreement with us, Navalia S.A., or Navalia, has agreed to perform the duties of commercial agent for our container feeder service and port agent for us in Ushuaia, Argentina. Navalia is directly controlled by the Menendez family, which includes Felipe Menendez R. and Ricardo Menendez R. For these services, we pay Navalia commissions and fees. For the year ended December 31, 2012, the amounts paid and / or accrued for such services amounted to $1.5 million. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

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

UP Offshore (Bahamas) Ltd. may terminate this agreement (a) at any time upon 30 days notice if (i) PSVs representing more than 50% of the gross time charter revenues of UP Offshore (Bahamas) Ltd. arising from contracts in Brazil are sold or (ii) Ultrapetrol ceases ownership of more than 50% of its outstanding voting stock; (b) Firmapar breaches any material term of this agreement; (c) in the event of gross negligence or material failure to perform the services by Firmapar, or (d) upon mutual agreement.

In the event of termination under subsections (a) or (d) above, such termination shall not be effective unless and until UP Offshore (Bahamas) Ltd. shall have also paid to Firmapar $2.5 million (less any fees already paid to Firmapar through the termination date). Other than the figures mentioned above no further indemnification will be due by UP Offshore (Bahamas) Ltd. to Firmapar.

For the years ended December 31, 2012, 2011 and 2010 the amounts paid and/or accrued for such services amounted to $1.1 million, $1.1 million and $1.1 million, respectively.

Operations in OTS S.A.'s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party. For the years ended December 31, 2012, 2011 and 2010, UABL Paraguay paid to OTS S.A. $0.5 million, $1.1 million and $1.0 million, respectively, for this operation.

SIPSA S.A.

There were no intercompany activities between SIPSA S.A. and us for any of the years ended December 31, 2012, 2011 and 2010.

Registration Rights Agreement

On September 21, 2006, we entered into a registration rights agreement with Los Avellanos, Hazels and Solimar, our shareholders prior to our IPO, pursuant to which we granted them and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which Los Avellanos, Hazels and Solimar were party, to require us to register under the Securities Act shares of our common stock held by Los Avellanos, Hazels or Solimar. Under such registration rights agreement, Los Avellanos, Hazels and Solimar had the right to request that we register the sale of shares held by them on their behalf and require that we make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. We were required to pay all registration expenses in connection with the demand registrations under the registration rights agreement except that the underwriters' expenses reimbursement will be limited to one counsel. In addition, Los Avellanos, Hazels and Solimar had the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us, for which we had to pay all expenses.

On October 27, 2009, Solimar requested us to effect the registration of 2,977,690 registrable common shares issued in their name. On November 27, 2009, we filed a Registration Statement on Form F-3 and subsequently amended it on February 18, 2010. On March 12, 2010, we filed a second amendment to our F-3. The Registration Statement was declared effective on February 18, 2010, and subsequently withdrawn on July 22, 2010, in connection with a transaction concluded on July 15, 2010, through which Hazels (Bahamas) Investments Inc., an original shareholder (each party in the transaction was a shareholder in Ultrapetrol prior to its Initial Public Offering) acquired 2,977,690 shares representing a 100% of the holdings that Solimar had in Ultrapetrol. Under such transaction (concluded on July 15, 2010) all rights of Solimar pursuant to the Registration Rights Agreement were transferred to Hazels.

On December 12, 2012, concurrently with the termination of the registration rights agreement dated September 21, 2006, we entered into a new registration rights agreement with Sparrow Capital Investments Ltd. ("Sparrow"), Sparrow CI Sub Ltd. ("Sparrow CI Sub"), Los Avellanos and Hazels. Pursuant to such new registration rights agreement we granted them, and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which Sparrow, Sparrow CI Sub, Los Avellanos and Hazels were party, to require us to register under the Securities Act shares of our common stock held by Sparrow, Sparrow CI Sub, Los Avellanos or Hazels. Under such registration rights agreement, Sparrow, Sparrow CI Sub, Los Avellanos and Hazels have the right to request that we register the sale of shares held by them on their behalf and require that we make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. We are required to pay all registration expenses in connection with the demand registrations under the registration rights agreement except that the holders' expenses reimbursement will be limited to one counsel. In addition, Sparrow, Sparrow CI Sub, Los Avellanos and Hazels have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us, for which we have to pay all expenses.

Shareholders Agreement

Solimar, Los Avellanos and Hazels were a party to the second amended and restated shareholders agreement, dated September 21, 2006, that became effective on October 18, 2006, that contained, among other things, provisions relating to director designation rights, restrictions of transfers of stock held by them and an agreement to vote their shares together on certain matters.

On July 15, 2010, Hazels acquired 2,977,690 shares representing 100% of the holdings that Solimar had in Ultrapetrol. Under such transaction all rights of Solimar pursuant to the Registration Rights Agreement have been transferred to Hazels.

On November 13, 2012, the Company, Los Avellanos, Hazels and Sparrow entered into a shareholders agreement that became effective on December 12, 2012 (the "Company Shareholders Agreement"), that contains, among other things, provisions relating to corporate governance, restrictions on transfers of stock held by them, rights upon sale of stock and an agreement to vote their shares together on certain matters.  The Company Shareholders Agreement includes the following provisions:

-
For an initial period of six months after December 12, 2012, subject to extension or termination at the discretion of Sparrow, at any time, Los Avellanos and Hazels have together the right to appoint four directors to the Company's board, and Sparrow has the right to appoint two directors to the Company's board.

-
Subsequent to the termination of this initial period, Los Avellanos and Hazels will together have the right to appoint two directors to the Company's board, and Sparrow will have the right to appoint four directors to the Company's board.

-	A seventh, independent director is jointly agreed by the parties.
-	The Company Shareholders Agreement includes corporate governance provisions that require six directors to approve certain actions by the Company.
-
Los Avellanos and Hazels agree to vote their shares of common stock in the same manner as Sparrow, except for any matter that requires, but does not obtain, the approval of six directors of the Company, as required by the Company Shareholders Agreement.

-
Los Avellanos and Hazels on the one hand and Sparrow on the other hand have a right of first offer on the shares of the Company’s common stock held by the other party along with customary "tag-along" rights. Sparrow also has certain "drag-along" rights with respect to the shares of common stock held by Los Avellanos and Hazels. These drag-along rights take effect beginning four years after the closing date and only if Sparrow fails to achieve certain investment returns.

On December 12, 2012, pursuant to the effectiveness of the shareholders agreement by and among Los Avellanos, Hazels and Sparrow, the second amended and restated shareholders agreement dated September 21, 2006, has been terminated and is no longer in force or effect.

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

On October 29, 2012, we entered into new employment agreements as well as into new consulting agreements for three years. Some of these consulting agreements obligate us to grant these companies an aggregate of 329,375 shares of restricted stock for which we expect to incur charges over the three year period of the agreements equal in the aggregate to the number of shares granted multiplied by $1.43 (the quoted price of the share at the grant date). In addition, those consulting agreements also provide for up to 329,375 additional shares of restricted stock subject to performance of the consultants upon discretion of the disinterested members of our Board of Directors.

On December 12, 2012, we entered into a second amendment of the employment agreement of our Chief Financial Officer dated October 29, 2012, pursuant to which the executive will act as Chief Financial Officer until such time as informed otherwise by the Company.

C.            INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 for reference to financial information.

Legal Proceedings

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguay Customs Authority. We believed that this finding was erroneous and UABL formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). The primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and applied a fine of 100% of that amount. UABL entered a plea with the respective court contending the interpretation on the third issue where it claimed to be equally not liable. On October 19, 2007, we presented a report by an expert highly favorable to our position. On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Court´s decision to the Supreme Court. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $605,000 non-withheld taxes, $685,000 in fines and $1,251,000 in accrued due interests. We appealed the decision of the Supreme Court, seeking to clarify its ruling based on the Bona Fide basis of the UABL arguments recognized by the Court expressly in its ruling and on this appeal sought to eliminate fines and interests. Finally, in a signed agreement with the Tax Authorities on October 14, 2010, UABL paid the total amount of $1,294,000 in full and final settlement of the claim and agreed to drop its appeal to the Supreme Court. In parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of the Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to our defense. The evidentiary stage of the proceedings has concluded and a decision of the Court is pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court. Counsel notified the Customs to hold the proceedings until such decision of the court is received and also contest any new investigation into the matter on the grounds that the action is time barred. In one of those reopened proceedings the Customs Authorities of Paraguay made a wrong determination of the taxes owed and fines and upon UABL's request through the submission of a remedy such customs authorities issued a resolution on August 8, 2012 with a revised adjustment, where they found UABL S.A., UABL Paraguay S.A. and Yataity S.A. liable to pay approximately $0.4 million subject to a fine of 100% of that amount. Having ended the administrative proceedings, on August 10, 2012 UABL commenced judicial proceedings to obtain a court judgment to rule off the erroneous decision of the Customs Authorities based on concrete evidence that the sum of $0.4 million was duly paid and that no fine should then be imposed. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse effect on the Company.

UABL International S.A. – Bolivian Tax Authority

On November 3, 2006, and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice in the Bolivian press advising that UABL International S.A. would owe taxes to that authority. On June 18, 2007, legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5.8 million (including interest and fines). On October 10, 2007, legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit. On August 22, 2008, a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008, both parties submitted their arguments to the judge, completing this part of the case. On August 12, 2009, UABL International S.A. was served with the judgment of the Bolivian court deciding in favor of the Bolivian tax authorities. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The Court of appeal confirmed the judgment of the Lower Court. UABL International S.A. submitted a cassation appeal (an appeal on points of law) before the Bolivian Supreme Court, who also confirmed the judgment of the lower Court. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. challenged the judge's decision to place the embargo but local attorneys have recently advised that the higher Court has reconfirmed the embargo although it has not been notified yet. The shares of UABL International S.A. ceased to belong to our Company and we have been advised by local counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. – Paraguayan Customs Asuncion

On April 7, 2009, the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007, and December 23, 2008, from YPF S.A. in Argentina. Since those bunkers were purchased for consumption onboard pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF S.A. were consumed onboard the push boats. We were advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. On March 22, 2010, the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54,723,820 (approximately $11,700), and UABL Paraguay S.A. was going to pay the fine with the aim to end these proceedings but the Director of Customs in Asunción decided to render null that ruling and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In parallel with this ruling the denouncing parties in Ciudad del Este submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. In a similar manner, on September 20, 2010, the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF S.A. in Argentina. UABL Paraguay S.A. submitted its defense together with all documents related to the bunker purchases. Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or result of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with re-importation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges submitted to conversion in foreign yards. On June 24, 2011, Oceanpar S.A. and UABL Paraguay S.A. submitted the evidence of all payments effected in 2008 corresponding to the re-importation of these barges. Our local counsel has advised that there is only a remote chance that these proceedings will have a material adverse impact on the consolidated financial position or result of operations of the Company.

UABL Paraguay S.A. - Paraguayan Tax Authority

On December 15, 2011, as a result of a previous investigation, the Paraguayan Tax Authorities gave notice that UABL Paraguay S.A. would have improperly used some fiscal credit and suggested some rectifications to be made. The aforementioned tax authorities also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. We believe that this finding is erroneous and UABL Paraguay S.A. commenced administrative proceedings on December 23, 2011, in order to refute the said findings and formally replied to all of the allegations upon which the finding was made. A decision of the administrative authorities is now pending. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3.0 million. The proceedings are purely administrative at this point and if the tax authority should decide to insist with their opinion the Company intends to contest the same in a judicial court. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial postion or result of operations of the Company.

Obras Terminales y Servicios S.A. – Judicial Administration

On August 16, 2009, Mrs. Maria L. Rodriguez-Mendieta (hereinafter the "Plaintiff") commenced legal proceedings in Ciudad del Este, Paraguay against Obras Terminales y Servicios S.A. (hereinafter "OTS"), UABL Terminals (Paraguay) S.A., our subsidiary in the River Business, certain directors and representatives in our River Business, and some of Mr.Abadie's successors and assigns. The Plaintiff alleges to be the holder of 50% of the capital stock of OTS that belongs to the Abadie family. OTS is the Company's 50% subsidiary that owns Tres Fronteras terminal. On August 21, 2009, the competent court granted an injunction to intervene OTS by appointing a Judicial Manager who replaced OTS' board of directors, while the appeal of this injunction is still pending such a court decision continues in effect. The Plaintiff is arguing that an extraordinary shareholders meeting of OTS held in 2005 resolved to increase the capital stock and consequently the whole of OTS' shares certificates were substituted prejudicing her rights since her shares certificates were neither cancelled nor substituted by new certificates. The Plaintiff is requesting the Paraguayan court: a) to recognize her capacity of shareholder of OTS in substitution of the Abadie family; b) payment of dividends; c) nullity of some legal acts; and d) removal of OTS' managers. All defendants have submitted their defenses before the competent court, however due to several motions and preceding exceptions, the evidence stage has not been reached yet. We have been advised by local counsel that if the Plaintiff succeeds in her plead, it will only affect the Abadie family without causing any financial material adverse effect on the remaining 50% capital stock of OTS that belongs to UABL Terminals (Paraguay) S.A.

Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (hereinafter "UPSA") requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs. The total weight of those steel plates was 473 tons and their import value was approximately $0.37 million. The request of UPSA to the Secretary of Industry was based on the cancellations made by some related shipping companies that had formerly requested repair services for their vessels. Such repairs cancellations prevented UPSA to conduct the industrialized conversion of the above referred steel plates. On August 7, 2009, since UPSA commenced negotiations with two shipping companies for repairing some of their vessels, a time extension was requested to the Argentine Secretary of Industry, and alternatively it was also requested to grant the previously requested authorization to re-export the steel plates without industrialized conversion. On January 21, 2010, the competent authority rejected the time extension request and did not resolve the alternative authorization request. On February 25, 2010, UPSA made an administrative submission asking for a reconsideration of the decision, which was rejected on April 27, 2010. On November 4, 2011, UPSA submitted an administrative appeal before the Ministry of Industry, and its decision is still pending. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $0.9 million, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $0.3 million. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we don't expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial portion or result of operations of the Company.

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

B.            SIGNIFICANT CHANGES

None.

ITEM 9 – THE OFFER AND LISTING

A.            Information regarding the price history of the stock listed:

(a)           High and low market prices for the five most recent full financial years

	Financial Year Ended December 31,
Per share prices	2008	2009	2010	2011	2012

High	$17.44	$5.72	$7.92	$6.67	$3.48

Low	$1.84	$1.79	$4.05	$2.12	$0.64

(b) High and low market prices for each full financial quarter for the two most recent full financial years

Per share prices	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012

High	$6.67	$5.86	$5.31	$3.54	$3.48	$2.19	$1.74	$1.99

Low	$4.74	$4.75	$2.23	$2.12	$1.98	$1.16	$0.64	$1.25

(c)           High and low market prices for each month, for the most recent six months:

Per share prices	September 2012	October 2012	November 2012	December 2012	January 2013	February 2013

High	$1.74	$1.82	$1.99	$1.75	$2.15	$2.75

Low	$0.75	$1.31	$1.25	$1.49	$1.65	$2.02

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

ITEM 10 – ADDITIONAL INFORMATION

A.           SHARE CAPITAL

Not Applicable.

B.            MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes certain provisions of the Company's Third Amended and Restated Memorandum of Association, to which we refer as Memorandum, and Seventh Amended and Restated Articles of Association, to which we refer as Articles. This summary is qualified in its entirety by reference to the International Business Companies Act, 2000 of The Bahamas and the Memorandum and Articles as well as the Shareholders Agreement among Sparrow Capital Investment Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. dated November 13, 2012, to which we refer as the Shareholders Agreement. Information on where investors can obtain copies of the Memorandum and Articles is described under the heading "Documents on Display" under this Item.

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

Clause 4 of the Memorandum provides that the purpose of the Company is to engage in any act or activity that is not prohibited under any law for the time being in force in The Bahamas.

Directors

The Company must have a board of directors, to which we refer as Board of Directors, comprising a minimum number of five directors and a maximum number of seven directors. The Board of Directors is required to meet at least quarterly and to direct and oversee the management and affairs of the Company, exercising all the powers of the Company that are not expressly reserved to its shareholders under the Memorandum and Articles or the International Business Companies Act, 2000 of The Bahamas. The Board of Directors may from time to time, in its discretion, fix the amounts which shall be payable to members of the Board of Directors with respect to services to be rendered in any capacity to the Company. Subject to the terms of the Shareholders Agreement, the Board of Directors may elect additional directors up to the maximum permitted number of directors.

Subject always to the International Business Companies Act, 2000 of The Bahamas and to the terms of the Shareholders Agreement, the Company shall not enter into:

(i)           any merger or consolidation involving the Company on the one hand and any Named Shareholder (as defined in the Memorandum) that is a shareholder of the Company, any affiliate of such Named Shareholder (as defined in the Memorandum) or any member of the Company's management or Board of Directors or their respective affiliates, to each of which we  refer as Interested Party, on the other hand;

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

without (A) having previously obtained, at the Company's expense, a fairness opinion confirming that the proposed transaction is fair from a financial standpoint for the Company and with respect to a transaction described in paragraph (iii) above, for those shareholders which are not Interested Parties and (B) such proposed transaction being approved by a majority of disinterested directors of the Company. Any fairness opinion pursuant to the preceding sentence shall be rendered by an internationally recognized investment banking, auditing or consulting firm (or, if the proposed transaction involves the sale or purchase of a vessel or other floating assets, by an internationally recognized shipbroker) selected by the Company's disinterested directors and engaged on behalf of the Company and/or its shareholders. For the purposes of this provision, a quorum is a majority of the disinterested directors. To qualify as a disinterested director, a director must not have a personal interest in the transaction at hand and must not otherwise have a relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Further, should any such transaction require shareholder approval, it must be approved by a majority vote of those shareholders entitled to vote that are not Interested Parties.

In this connection, the International Business Companies Act, 2000 of The Bahamas provides that subject to any limitations in the Memorandum and the Articles and any unanimous shareholder agreement, no such agreement or transaction is void or voidable by reason that the director is present at the meeting of directors that approves the agreement or transaction or that the vote of the director is counted for that purpose. Such agreement or transaction is valid if the material facts of the director's interest in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known to the shareholders entitled to vote at a meeting of the shareholders and the agreement or transaction is approved or ratified by resolution of the shareholders. A director who has an interest in any particular business to be considered at a meeting of directors may be counted for the purpose of determining whether the meeting is duly constituted. A director need not be a member of the Company and no shareholding qualification shall be necessary to qualify a person as a director.

Authorized Capital

The Company may, without the vote, consent or approval of shareholders, by resolution of the Board of Directors, increase or reduce its authorized capital, including the dividing or combining of shares or another actions.

Share Rights, Preferences, Restrictions

Subject to the terms of the Shareholders Agreement, the unissued shares of the Company are at the disposal of the directors who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine, without the vote, consent or approval of shareholders. Dividends may be declared in conformity with applicable law by and, subject to the terms of the Shareholders Agreement, by resolution of the Board of Directors. Dividends may be declared and paid in cash, stock or other property of the Company.

Subject as provided in the Memorandum, the Memorandum and Articles may be amended, added to, altered or repealed, or new Memorandum and Articles may be adopted by a resolution of the shareholders or by a resolution of the directors. A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy shareholders representing not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting.  If within one hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy shareholders representing not less than one third of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by the proxy form or a copy thereof shall constitute a valid resolution of shareholders. At any meeting of shareholders of the Company, with respect to a matter for which a shareholder is entitled to vote, each such shareholder shall be entitled to one (1) vote for each share of Common Stock it holds; provided that the Named Shareholders, as such term is defined in the Memorandum, shall be entitled to seven (7) votes for each share of Common Stock held by it that was initially acquired by a Named Shareholder prior to the completion of the Company's initial public offering (which right shall be personal and non-transferable, unless to another Named Shareholder or Permitted Transferee, as such term is defined in the Memorandum), or with respect to such shares sold by one Named Shareholder to another Named Shareholder subject to the limitations set forth in the Memorandum. Each shareholder may exercise such voting right either in person or by proxy. A shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Company.

The Board of Directors must give not less than seven (7) days' notice of meetings of shareholders to those persons whose names on the date of the notice is given appear as shareholders in the Share Register and are entitled to vote at the meeting.

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

Mandatory Arbitration

Any disputes between the Company on the one hand and any of the shareholders or their executors, administrators or assigns on the other hand with respect to the Articles or The International Business Companies Act 2000 of The Bahamas must be referred to arbitration to be conducted in accordance with the Arbitration Act, 2009 of the Bahamas. This means that you may not be able to bring any dispute as described above that you may have in court but may need to submit such dispute to arbitration.

C.            MATERIAL CONTRACTS

None.

D.            EXCHANGE CONTROLS

Under Bahamian law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.            TAX CONSIDERATIONS

The following is a discussion of the material Bahamian and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to our common stock. This discussion does not purport to deal with the tax consequences of owning shares of our common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold our common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

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

U.S. Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to the Company of its activities and to U.S. Holders and Non-U.S. Holders, of our common stock. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in "Business Overview" above and assumes that we conduct our business as described in that section. References in the following discussion to "we" and "us" are to Ultrapetrol (Bahamas) Limited and its subsidiaries on a combined basis.

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

The Commonwealth of The Bahamas and Panama, the jurisdictions where we and our vessel-owning subsidiaries are incorporated, each have been officially recognized by the IRS as a qualified foreign country that grants the requisite equivalent exemption from tax in respect of each category of shipping income we and our subsidiaries earn and currently expect to earn in the future. Therefore, we and each of our subsidiaries will be exempt from U.S. federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. We believe that we and each of our subsidiaries satisfied the Publicly-Traded Test for the 2012 taxable year, as discussed below, and we intend to take that position on our U.S. federal income tax returns.

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

Under the final regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, which we refer to as the listing threshold. Since our common stock is listed on the Nasdaq Global Select Market, we satisfy the listing threshold.

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

Our 5% Shareholders owned a majority of our common stock during the 2012 taxable year. As such, we will be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders.

We believe that we will be able to establish that a sufficient number of shares of our common stock are owned by qualified shareholders among our 5% Shareholders in order to qualify for the benefits of Section 883 for the 2012 taxable year. However, there can be no assurance that this will continue to be the case in the future or that we will be able to continue to satisfy the substantiation requirements in the future.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") should be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that: (1) our common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market on which our common stock is traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividends and (4) certain other requirements are met. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. Legislation has previously been introduced in the U.S. Congress, which would prevent our dividends from qualifying for these preferential rates prospectively from the date of enactment.

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

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's net investment income for the taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000). A U.S. Holder's net investment income will generally include distributions made by us which constitute a dividend for U.S. federal income tax purposes and gain realized from the sale, exchange or other disposition of our common stock. This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership of our common stock.

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

Based on our current operations and future projections, we do not believe that we are, have been, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income and the assets that we and our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service ("IRS") pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a QEF election. As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below. In addition, if we were to be treated as a passive foreign investment company, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such holder's common stock.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder", the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his U.S. federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

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

U.S. FEDERAL INCOME TAXATION OF NON-U.S. HOLDERS

A beneficial owner of common stock that is not a U.S. Holder, other than a foreign partnership, is referred to herein as a Non-U.S. Holder.

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

           If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a non-corporate U.S. Holder will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

  Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable. The Company does not take responsibility for backup withholding.

If a Non-U.S. Holder sells its common stock to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless such holder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells its common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if such holder sells its common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed its income tax liability by filing a refund claim with the IRS.

Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common stock, unless the shares held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

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

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2012). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2012, based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on its assessment, management, including the Company's chief executive and chief financial officer, determined that the Company's internal controls over financial reporting were effective as of December 31, 2012, based on the criteria in Internal Control—Integrated Framework issued by COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Pistrelli, Henry Martin y Asociados S.R.L., members of Ernst & Young Global, the Company's independent registered public accounting firm, who audited the financial statements included in the Annual Report, has audited and reported on the effectiveness of the Company's internal controls over financial reporting as of December 31, 2012, as stated in their report which appears elsewhere in this Annual Report.

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

Aggregate fee for professional services rendered for the Company by Pistrelli, Henry Martin y Asociados S.R.L. and other member firms of Ernst & Young Global in 2012 and 2011 in each of the following categories were:

	Year ended December 31,
	2012	2011
	(in thousands of U.S. dollars)

Audit fees	1,139	1,099
Audit-related fees	--	--
Tax fees	192	190
All other fees	--	--

Total fees	1,331	1,289

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

•
In lieu of a compensation committee comprising independent directors, our board of directors will be responsible for establishing the executive officers' compensation and benefits and has established a compensation committee (which has members that are not independent directors) that acts in an advisory capacity to the board in connection with establishing such compensation. Under Bahamian law, compensation of the executive officers is not required to be determined by an independent committee.

•
In lieu of obtaining an independent review of related party transactions for conflicts of interests, the Company's memorandum of association provides that related party transactions must be approved by disinterested directors and in certain circumstances, supported by a fairness opinion.

•	The Company follows Bahamian law with respect to its voting structure and all shareholder voting requirements.

•	As a foreign private issuer, the Company is not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Bahamian law.

ITEM 16H – MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17 – FINANCIAL STATEMENTS

Not Applicable.

ITEM 18 – FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-60, together with the reports of independent registered public accounting firm are filed as part of this annual report:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010 with Reports of Independent Registered Public Accounting Firm

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

•Consolidated Financial Statements

–Consolidated Balance Sheets at December 31, 2012 and 2011	- 1 -

–Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010	- 2 -

–Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012, 2011 and 2010	- 3 -

–Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010	- 4 -

–Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	- 5 -

–Notes to Consolidated Financial Statements	- 6 -

•Report of Independent Registered Public Accounting Firm

•Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2012 AND 2011
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2012	2011
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$222,215	$34,096
Restricted cash	5,968	6,819
Accounts receivable, net of allowance for doubtful accounts of $1,916 and $841 in 2012 and 2011, respectively	36,487	30,993
Operating supplies and inventories	13,638	4,520
Prepaid expenses	5,973	3,212
Other receivables	22,532	26,392
Other current assets	177	101
Total current assets	306,990	106,133
NONCURRENT ASSETS

Other receivables	22,758	15,370
Restricted cash	1,464	1,483
Vessels and equipment, net	647,519	671,445
Dry dock	4,238	5,088
Investments in and receivables from affiliates	4,282	6,851
Intangible assets	801	976
Goodwill	5,015	5,015
Other assets	10,214	12,573
Deferred income tax assets	7,037	5,353
Total noncurrent assets	703,328	724,154
Total assets	$1,010,318	$830,287

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$32,450	$32,824
Customer advances	15,175	19
Payable to related parties	3,761	1,158
Accrued interest	4,858	4,769
Current portion of long-term financial debt	129,031	21,504
Other current liabilities	13,470	13,614
Total current liabilities	198,745	73,888
NONCURRENT LIABILITIES

Long-term financial debt	388,521	491,489
Deferred income tax liabilities	12,441	12,951
Other liabilities	2,026	1,788
Deferred gain	2,086	-
Total noncurrent liabilities	405,074	506,228
Total liabilities	603,819	580,116

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,419,487 and 30,011,628 shares outstanding in 2012 and 2011, respectively	1,443	339
Additional paid-in capital	490,850	272,302
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Retained earnings (deficit)	(70,476)	(6,819)
Accumulated other comprehensive loss	(2,578)	(2,037)
Total Ultrapetrol (Bahamas) Limited stockholders' equity	399,751	244,297

Noncontrolling interest	6,748	5,874
Total equity	406,499	250,171
Total liabilities and equity	$1,010,318	$830,287

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Stated in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2012	2011	2010

REVENUES	$313,169	$304,482	$230,445

OPERATING EXPENSES (1)

Voyage and manufacturing expenses	(126,368)	(112,252)	(61,583)
Running costs	(128,059)	(112,355)	(89,339)
Depreciation and amortization	(43,852)	(39,144)	(34,371)
Administrative and commercial expenses	(32,385)	(29,604)	(27,051)
Loss on write-down of vessels	(16,000)	-	-
Other operating income, net	8,376	8,257	617
	(338,288)	(285,098)	(211,727)
Operating (loss) profit	(25,119)	19,384	18,718

OTHER INCOME (EXPENSES)

Financial expense	(35,793)	(35,426)	(25,925)
Financial loss on extinguishment of debt	(940)	-	-
Foreign currency (losses) gains, net	(2,051)	(2,552)	(492)
Financial income	6	332	399
(Loss) gains on derivatives, net	-	(16)	10,474
Investments in affiliates	(1,175)	(1,073)	(341)
Other, net	(661)	(621)	(875)
Total other income (expenses)	(40,614)	(39,356)	(16,760)
(Loss) Income from continuing operations before income taxes	(65,733)	(19,972)	1,958

Income taxes benefit (expense)	2,969	1,737	(6,363)
Loss from continuing operations	(62,764)	(18,235)	(4,405)

Loss from discontinued operations	-	-	(515)
Net loss	(62,764)	(18,235)	(4,920)

Net income attributable to noncontrolling interest	893	570	451
Net loss attributable to Ultrapetrol (Bahamas) Limited	$(63,657)	$(18,805)	$(5,371)

Amounts attributable to Ultrapetrol (Bahamas) Limited:
Loss from continuing operations	$(63,657)	$(18,805)	$(4,856)
Loss from discontinued operations	-	-	(515)
Net loss attributable to Ultrapetrol (Bahamas) Limited	$(63,657)	$(18,805)	$(5,371)

LOSS PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED:
From continuing operations	$(1.80)	$(0.64)	$(0.16)
From discontinued operations	-	-	(0.02)
	$(1.80)	$(0.64)	$(0.18)

Basic and diluted weighted average number of shares	35,382,913	29,547,365	29,525,025

(1)	Operating expenses included $2,753, $4,622 and $1,542 in 2012, 2011 and 2010, respectively, from related parties.

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2012	2011	2010

Net loss	$(62,764)	$(18,235)	$(4,920)

Other comprehensive income (loss):

Reclassification of net derivative gains to revenues	-	-	(6,193)
Reclassification of net derivative gains to loss (gains) on derivatives, net	-	-	(10,710)
Reclassification of net foreign currency derivative gains to depreciation and amortization	(8)	(8)	(9)
Reclassification of net derivative losses on cash flow hedges to financial expense	889	1,129	401
Derivative (losses) gains on cash flow hedges	(1,441)	(2,588)	376
	(560)	(1,467)	(16,135)

Income tax expense	-	-	-
	(560)	(1,467)	(16,135)
Comprehensive loss	(63,324)	(19,702)	(21,055)
Comprehensive income attributable to noncontrolling interest	874	543	451
Comprehensive loss attributable to Ultrapetrol (Bahamas) Limited	$(64,198)	$(20,245)	$(21,506)

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

 (Stated in thousands of U.S. dollars, except share data)

	Ultrapetrol (Bahamas) Limited stockholders' equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity

December 31, 2009	29,943,653	$338	$269,958	$(19,488)	$17,357	$15,538	$4,880	$288,583

Compensation related to restricted stock granted	-	-	1,266	-	-	-	-	1,266

Net loss	-	-	-	-	(5,371)	-	451	(4,920)
Other comprehensive loss	-	-	-	-	-	(16,135)	-	(16,135)
December 31, 2010	29,943,653	338	271,224	(19,488)	11,986	(597)	5,331	268,794

Compensation related to restricted stock granted	67,975	1	1,078	-	-	-	-	1,079

Net loss	-	-	-	-	(18,805)	-	570	(18,235)
Other comprehensive loss	-	-	-	-	-	(1,440)	(27)	(1,467)
December 31, 2011	30,011,628	339	272,302	(19,488)	(6,819)	(2,037)	5,874	250,171

Issuance of common stock	110,000,000	1,100	218,900	-	-	-	-	220,000
Fees and issuance costs	-	-	(878)	-	-	-	-	(878)
Compensation related to restricted stock granted	407,859	4	526	-	-	-	-	530

Net loss	-	-	-	-	(63,657)	-	893	(62,764)
Other comprehensive loss	-	-	-	-	-	(541)	(19)	(560)
December 31, 2012	140,419,487	$1,443	$490,850	$(19,488)	$(70,476)	$(2,578)	$6,748	$406,499

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(62,764)	$(18,235)	$(4,920)
Adjustments to reconcile net loss to total cash flows (used in) provided by operating activities:
Loss from discontinued operations	-	-	515
Depreciation of vessels and equipment	38,914	34,891	29,880
Amortization of dry docking	4,763	4,078	4,186
Expenditure for dry docking	(5,978)	(3,478)	(8,204)
(Loss) gains on derivatives, net	-	16	(10,474)
Debt issuance expense amortization	2,217	2,323	1,340
Financial loss on extinguishment of debt	940	-	-
Amortization of intangible assets	175	175	305
(Gain) on sale of vessels	(3,564)	-	(724)
Net losses from investments in affiliates	1,175	1,073	341
Allowance for doubtful accounts	1,266	598	359
Loss on write-down of vessels	16,000	-	-
Share - based compensation	530	1,079	1,266
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(6,760)	(6,916)	(8,632)
Other receivables, operating supplies and inventories and prepaid expenses	(13,599)	(12,302)	(2,827)
Other	3,109	(2,261)	1,369
Increase (decrease) in liabilities:
Accounts payable and customer advances	18,515	10,324	10,661
Other payables	1,126	3,407	6,403
Net cash (used in) provided by operating activities from continuing operations	(3,935)	14,772	20,844
Net cash (used in) operating activities from discontinued operations	-	(15)	(1,950)
Total cash flows (used in) provided by operating activities	(3,935)	14,757	18,894
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($10,904 in 2012 for barges built, sold and leased-back)	(50,920)	(97,863)	(105,247)
Proceeds from disposals of vessels, net ($13,020 in 2012 for barges sold and leased-back)	16,870	-	36,584
Other investing activities, net	1,537	-	12,574
Net cash (used in) investing activities from continuing operations	(32,513)	(97,863)	(56,089)
Net cash provided by investing activities from discontinued operations	-	-	1,950
Total cash flows (used in) investing activities	(32,513)	(97,863)	(54,139)
CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(20,930)	(13,286)	(11,292)
Early repayment of long-term financial debt	(23,911)	-	-
Short-term credit facility borrowings	8,275	10,500	-
Short-term credit facility repayments	-	(25,500)	-
Proceeds from issuance of common stock, net of expenses	219,122	-	-
Proceeds from long-term financial debt	41,125	41,900	25,000
Proceeds from issuance of 7.25% Senior Convertible Notes, net of issuance costs	-	-	76,095
Other financing activities, net	886	(1,982)	(2,189)
Net cash provided by financing activities	224,567	11,632	87,614
Net increase (decrease) in cash and cash equivalents	188,119	(71,474)	52,369
Cash and cash equivalents at the beginning of year (including $289, $304 and $304 related to discontinued operations)	34,096	105,570	53,201
Cash and cash equivalents at the end of year (including $289, $289 and $304 related to discontinued operations)	$222,215	$34,096	$105,570

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

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for containers, grain soybean, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company also has a shipyard that should promote organic growth and from time to time make external sales. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and a container line service in the Argentine cabotage trade.

Issuance of common stock

On December 12, 2012, we entered into an investment agreement with Sparrow Capital Investments Ltd, or Sparrow, a subsidiary of Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P., or Southern Cross, pursuant to which we sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share, or the Sparrow Investment, and received net proceeds of $219,122.  Concurrently, Sparrow designated Sparrow CI Sub Ltd. to receive 16,060,000 shares of common stock of Ultrapetrol.  In connection with the investment agreement, the Company (1) made certain amendments to its Articles and Memorandum of Association at the time of closing, and (2) entered into a registration rights agreement for the shares purchased by Sparrow and shares currently owned by Inversiones Los Avellanos S.A. ("Los Avellanos") and Hazels (Bahamas) Investments Inc. ("Hazels"), two existing shareholders of the Company.

In addition, in connection with the Sparrow Investment, Sparrow entered into a Shareholders' Agreement with Los Avellanos and Hazels (the "Shareholders' Agreement") regarding, among other things, the governance of the Company and the transfer of shares of common stock held by the parties, and which includes the following provisions:

-
For an initial period of six months after December 12, 2012, subject to extension or termination at discretion of Sparrow, at any time, Los Avellanos and Hazels have together the right to appoint four directors to the Company's board of Directors, and Sparrow has the right to appoint two directors to the Company's board of Directors.

-
Subsequent to the termination of this initial period, Los Avellanos and Hazels will together have the right to appoint two directors to the Company's board of Directors, and Sparrow will have the right to appoint four directors to the Company's board of Directors.

-	A seventh, independent director is jointly agreed by the parties.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-	The Shareholders' Agreement includes corporate governance provisions that require six directors to approve certain actions by the Company.

-
Los Avellanos and Hazels agree to vote their shares of common stock in the same manner as Sparrow, except for any matter that requires, but does not obtain, the approval of six directors of the Company, as required by the Shareholders' Agreement.

-
Los Avellanos and Hazels on the one hand and Sparrow on the other hand have a right of first offer on the shares of common stock held by the other party along with customary "tag-along" rights. Sparrow also has certain "drag-along" rights with respect to the shares of common stock held by Los Avellanos and Hazels. These drag-along rights take effect beginning four years after the closing date and only if Sparrow fails to achieve certain investment returns.

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

In its River Business the Company uses the completed contract method for river barges built which typically have construction periods of 30 days or less. Contracts are considered complete when title has passed, the customer has technically accepted the river barges and the Company does not retain risks or rewards of ownership of the river barges. Losses are accrued if manufacturing costs are expected to exceed manufacturing contract revenue.

Manufacturing expenses are primarily comprised of steel cost, which is the largest component of our raw materials, and the cost of labor.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Most of the Company's accounts receivable are due from international oil companies, international grainhouses, traders and mining companies.  The Company performs ongoing credit evaluations of its trade customers and generally does not require collateral. The Company routinely reviews its accounts receivables and makes provisions for probable doubtful accounts; however, those provisions are estimates and actual results could differ from those estimates and those differences may be material. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted.

Accounts receivable from one customer of Ultrapetrol Ocean and Offshore Supply Business accounted for 27% of total consolidated accounts receivable as of December 31, 2012.

Accounts receivable from one customer of Ultrapetrol Ocean and Offshore Supply Business accounted for 24% and one customer of Ultrapetrol River Business accounted for 17% of total consolidated accounts receivable as of December 31, 2011.

Changes in the allowance for doubtful accounts for the three years ended December 31, 2012, were as follow:

	For the years ended December 31,
	2012	2011	2010

Balance at January 1	$841	$555	$411
Provision	1,559	598	377
Recovery	(293)	-	(18)
Amounts written off (1)	(191)	(312)	(215)
Balance at December 31	$1,916	$841	$555

(1)	Accounts charged to the allowance when collection efforts cease.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

h)	Concentrations of credit risk

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

Insurance claims receivable comprise claims submitted relating to hull and machinery (H&M), protection and indemnity (P&I), loss of hire (LOH) and strike insurance coverage.  They are recorded when the recovery of an insurance claim is probable.  Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident.  The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which the Company is either a client or a member.  Insurance claims receivable, included in other receivables in the accompanying balance sheets, amounts to $6,017 and $4,531 at December 31, 2012 and 2011, respectively.

j)	Operating supplies and inventories

Operating supplies and inventories are carried at the lower of cost or market and consist of the following:

	At December 31,
	2012	2011

River barges in progress and raw material related to barge production for sale to third parties	$10,019	$-
Fuel and supplies	3,619	4,520
	$13,638	$4,520

k)	Vessels and equipment, net

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.  The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel in the Ocean and Offshore Supply Business and as a fleet in the River Business and compares them to their carrying value. The cash flow period is based on the remaining lives of the vessels or the fleet, which range from 4 to 24 years.  The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for assets' maintenance and assets' operating expenses (including planned drydocking and special survey expenditures), and fleet utilization ranging from 93% to 99%. The salvage value used in the impairment test is estimated in $405 (four hundred and five U.S. dollars) per light weight ton (LWT) in accordance with the Company's assets' depreciation policy. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company's revenue and profitability, and future assessments of asset impairment. As a result of the impairment review, the Company determined that the carrying amounts of its assets were recoverable, and therefore, concluded that no impairment loss was necessary for 2010, 2011 and 2012, except for the charge described below.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2012, the Company recorded an impairment charge totaling $16,000 to write down the carrying amount of its product tanker M/V Amadeo to its estimated fair value. The write down was as a consequence of the level of distress in the tanker market and its high operational costs.

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

These investments are accounted for by the equity method. At December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012, this includes our interest in 50% of Obras Terminales y Servicios S.A. ("OTS S.A.") and in 49% of Marítima Sipsa S.A.

At December 31, 2011 and for the years ended December 31, 2011 and 2010 it also includes our interest in 50% of Puertos del Sur S.A. As described in Note 4, during 2012 the Company purchased the other 50% of Puertos del Sur S.A.

n)	Identifiable intangible assets

The Company's intangible assets arose as a result of the Ravenscroft acquisition in 2006, and consist principally of a safety management system which is being amortized over its useful life of eight years using the straight-line method.

Accumulated amortization at December 31, 2012 and 2011 amounted to $1,181 and $1,006, respectively and amortization for the three years in the period ended December 31, 2012 amounted to $175, $175 and $305, respectively.  Amortization of intangible assets for the five years subsequent to December 31, 2012 is expected to be $175 in 2013 and $44 in 2014.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

p)	Other assets

This account corresponds to costs incurred to issue debt net of amortization costs, which are being amortized over the term of the debt using the effective interest rate method.  Any unamortized balance of costs relating to debt repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding debt modifications and extinguishment.  Amortization for debt issuance expense for the three years in the period ended December 31, 2012 totaled $2,217, $2,323 and $1,340, respectively, and is included in financial expense in the accompanying consolidated statements of operations.

q)	Accounts payable

Accounts payable at December 31, 2012 and 2011 consists of insurance premium payables, operating expenses, among others.

r)	Deferred gains -- River barges sale-leaseback transactions

The Company has entered into a river barges sale-leaseback transaction (Note 15) with a finance company.  Gains are deferred to the extent of the present value of future minimum lease payments and are amortized as reductions to rental expense over the applicable lease term.  Deferred gains activity related to these transactions for the year ended December 31, 2012 is as follows:

Balance at beginning of year	$-
Deferred gains arising from sales	2,116
Amortization of deferred gains included in operating expenses as reduction to rental expense	(30)
Balance at end of the year	$2,086

s)	Comprehensive loss

The components of accumulated other comprehensive loss in the consolidated balance sheets were as follows:

	At December 31,
	2012	2011

Unrealized net losses on interest rate collar	$(1,958)	$(1,727)
Unrealized net losses on interest rate swaps	(803)	(482)
Unrealized net gains on EURO hedge	137	145
Accumulated other comprehensive loss	(2,624)	(2,064)

Amounts attributable to noncontrolling interest	(46)	(27)
Amounts attributable to Ultrapetrol (Bahamas) Limited	$(2,578)	$(2,037)

At December 31, 2012, the Company expects that it will reclassify $996 of net losses on interest rate collar and interest rate swaps from accumulated other comprehensive loss to earnings during the next twelve months related to the payments of interest of our variable interest rate debt that will affect earnings for 2013.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

t)	Derivative financial instruments

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

For derivative financial instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative financial instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same line item associated with the hedged transaction in the same period or periods during which the hedged transaction affects earnings.  The ineffective portion of a derivative's change in fair value is immediately recognized in income.

Derivative financial instruments that are not designated as hedges for accounting purposes are adjusted to fair value through income.

u)	Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock and if-converted methods, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the conversion of all outstanding convertible notes.

For the three years in the period ended December 31, 2012, the Company had a net loss from continuing operations and therefore the effect of potentially dilutive securities was antidilutive.

The following outstanding equity awards are not included in the diluted net loss per share calculation because they would have had an antidilutive effect:

	For the years ended December 31,
	2012	2011	2010

Stock options	459,000	349,000	349,000
Restricted stock	329,000	705,000	520,000
Convertible debt	13,051,000	13,051,000	13,051,000
Total	13,839,000	14,105,000	13,920,000

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table sets forth the computation of basic and diluted loss per share attributable to Ultrapetrol (Bahamas) Limited.

	For the years ended December 31,
	2012	2011	2010

Loss from continuing operations	$(63,657)	$(18,805)	$(4,856)
Loss from discontinued operations	-	-	(515)
Net loss	$(63,657)	$(18,805)	$(5,371)

	For the years ended December 31,
	2012	2011	2010

Basic and diluted weighted average number of shares	35,382,913	29,547,365	29,525,025

Basic and diluted loss per share:
From continuing operations	$(1.80)	$(0.64)	$(0.16)
From discontinued operations	-	-	(0.02)
	$(1.80)	$(0.64)	$(0.18)

v)	Stock compensation

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

w)	Other operating income, net

For the three years in the period ended December 31, 2012, this account includes:

	For the years ended December 31,
	2012	2011	2010

Arbitration award (1)	$-	$4,748	$-
Gain on sale of vessels, net	3,564	-	724
Claims against insurance companies, net (2)	3,901	3,543	(46)
Other	911	(34)	(61)
	$8,376	$8,257	$617

(1)
One of our subsidiaries in the River Business, UABL Paraguay S.A., made a claim against a former customer in an arbitration proceeding where we claim damages for non performance under a transportation contract. On December 2, 2011 a final amount of $5,308 was awarded to the Company, which was collected on December 21, 2011. Due to the disputed nature of the claim, the Company had not recognized any income related to the claim and now since the arbitration proceeding was favorably settled and collected recognizing an income of $4,748, after deducting related legal fees of $560.

(2)	Corresponds to loss of hire insurance claims.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

x)	Income taxes

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

y)	Accounting standards recently adopted

On January 1, 2012, we adopted an update issued by the Financial Accounting Standards Board, or FASB to existing guidance on the presentation of comprehensive income. This update requires the presentation of the components of net loss and other comprehensive income (loss) either in a single continuous statement or in two separate but consecutive statements. Net loss and other comprehensive income (loss) has been presented in two separate but consecutive statements for the current reporting period and prior comparative period in our consolidated financial statements.

3.	DRY DOCK

The capitalized amounts in dry dock at December 31, 2012 and 2011 were as follows:

	At December 31,
	2012	2011

Original book value	$23,699	$19,786
Accumulated amortization	(19,461)	(14,698)
Net book value	$4,238	$5,088

For the three years in the period ended December 31, 2012 amortization expense was $4,763, $4,078 and $4,186, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at December 31, 2012 and 2011 were as follows:

	At December 31,
	2012	2011

Ocean-going vessels	$115,375	$127,468
River barges and pushboats	411,820	398,391
PSVs	223,032	199,453
Advances for PSV construction	53,496	68,149
Furniture and equipment	11,822	10,458
Building, land, operating base and shipyard	54,902	52,491
Total original book value	870,447	856,410
Accumulated depreciation	(222,928)	(184,965)
Net book value	$647,519	$671,445

For the three years in the period ended December 31, 2012 depreciation expense was $38,914, $34,891 and $29,880, respectively.

Certain interest costs incurred during the construction of vessels are capitalized as part of the assets' carrying values and are depreciated over such assets' estimated useful lives. Capitalized interest for the three years in the period ended December 31, 2012 totaled $0, $0 and $1,010, respectively.

ACQUISITIONS AND DISPOSALS

Ocean Business

During 2010, we purchased and took delivery of two feeder container vessels for an aggregate total purchase price of $26,200.

During 2010, we sold and delivered three Capesize vessels for an aggregate total sale price of $36,584 net of commissions and Ultrapetrol recognized a net gain on sale of vessel of $724.

River Business

During 2012, eight river barges were built in our own shipyard in Punta Alvear, Argentina for a total cost of $9,100.

During 2012, the Company built, sold and leased back, 14 river barges for $13,020 with a lease term of 10 years. Gains of $2,116 related to the sale-leased back were deferred and are being amortized over the minimum lease period (see Note 2.r).

In February 2012, the Company sold and delivered one river pushboat, for a total sale price of $3,850 and Ultrapetrol recognized a gain on sale of vessel of $3,564.

During 2011, we purchased three pushboats, for a total aggregate purchase price of $2,900. The Company has also incurred $2,000 in additional direct costs relating to these acquisitions.

During 2011, forty-two barges were built in our own shipyard in Punta Alvear, Argentina for a total cost of $31,400.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Acquisition of 50% interest in Puertos del Sur S.A.

On April 25 and May 3, 2012, the Company through its River Business subsidiary UABL Terminals (Paraguay) S.A. obtained a 100% controlling interest in Puertos del Sur S.A. through its acquisition of its 50% partner's interest for $250.

At time of acquisition, Puertos del Sur S.A. owned a grain loading terminal in Paraguay. The Company performed a fair value analysis and the purchase price was allocated to the acquired assets and liabilities based on their fair values resulting in no goodwill being recorded. Due to immateriality, the Company has not prepared pro forma information related to this acquisition.

Offshore Supply Business

On February 21 and September 13, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052, with contracted deliveries extended to 2012 and 2013.  The purchase price is to be paid in five installments of 20% of the contract price each, prior to delivery.  On May 22, 2012, we took delivery of the first Indian PSV UP Jade and we paid the fifth installment net of a reduction of $1,800 in the contract price in connection with the penalty for its late delivery.  As of December 31, 2012, UP Offshore (Bahamas) Ltd. had paid installments on these contracts totaling $48,400, which are recorded as Advances for PSV construction.

As of December 31, 2012, the Company had remaining commitments of $17,600 on non-cancellable contracts for the construction of three PSVs in India scheduled for delivery in 2013.

Subsequent events

On January 30, 2013, we took delivery of the second Indian PSV UP Amber and we paid the fifth installment net of a reduction of $1,800 in the contract price in connection with the penalty for its late delivery.

5.	LONG-TERM DEBT AND OTHER FINANCIAL DEBT

Balances of long-term financial debt were as follows:
			At December 31,
			2012			2011
	Financial institution /		Nominal value
Borrower	Other	Due-year (1)	Current	Noncurrent	Total	Total

Ultrapetrol (Bahamas) Ltd.	Private Investors	November 2014	$-	$180,000	$180,000	$180,000
Ultrapetrol (Bahamas) Ltd.	Private Investors	January 2013	80,000	-	80,000	80,000
UP Offshore Apoio Marítimo Ltda.	DVB AG	Through 2016	900	5,950	6,850	7,750
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	12,575	29,650	42,225	38,250
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	2,000	11,000	13,000	15,000
UP Offshore (Bahamas) Ltd.	DVB SE + Banco Security	Through 2018	3,333	30,833	34,166	37,500
Ingatestone Holdings Inc.	DVB AG	-	5,639	8,161	13,800	15,525
Ingatestone Holdings Inc	Natixis	March 2013	5,175	-	5,175	15,525
UP Offshore Apoio Marítimo Ltda.	BNDES	Through 2027	1,110	14,708	15,818	16,928
Stanyan Shipping Inc.	Natixis	Through 2017	1,108	5,438	6,546	9,303
Hallandale Commercial Corp.	Nordea	April 2013	5,644	-	5,644	7,212
UABL Paraguay	IFC	Through 2020	2,174	20,652	22,826	25,000
UABL Paraguay	OFID	Through 2020	1,304	12,391	13,695	15,000
UABL Barges and others	IFC	Through 2020	3,044	28,913	31,957	35,000
UABL Paraguay and Riverpar	IFC	Through 2021	1,765	13,235	15,000	15,000
UABL Paraguay and Riverpar	OFID	Through 2021	1,176	8,824	10,000	-
Ingatestone Holdings Inc.	DVB SE + NIBC	-	2,084	18,766	20,850	-
At December 31, 2012			$129,031	$388,521	$517,552
At December 31, 2011			$21,504	$491,489		$512,993

(1)	See the descriptions below.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aggregate annual future payments due to the long-term financial debt were as follows:

Year ending December 31

2013	$129,031
2014	208,716
2015	24,098
2016	49,091
2017	40,022
Thereafter	66,594
Total	$517,552

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

Interest on the 2014 Senior Notes is payable semi-annually on May 24 and November 24 of each year and principal is due on November 24, 2014.  The 2014 Senior Notes are senior obligations guaranteed by the Company's subsidiaries directly involved in our Ocean and River Business. At December 31, 2012, the 2014 Senior Notes are secured by first preferred ship mortgages on 13 river pushboats, 2 oceangoing barges and 337 river barges.

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

If Los Avellanos and Hazels, together, in accordance with the provisions of the Shareholder Agreement described in Note 1, no longer have the ability or right to elect or designate for election a majority of the Company's board of Directors, a change of control will occur under the indenture governing our 2014 Senior Notes.

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

At December 31, 2012 and 2011, the 2014 Senior Notes are disclosed on the Company´s consolidated balance sheets as long-term debt.

At December 31, 2012 the net book value of the assets pledged as a guarantee of the 2014 Senior Notes was $67,700.

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

The 2017 Convertible Notes were convertible after January 28, 2011, at the option of the holder, into common stock at an initial conversion rate equal to 133.1691 shares of the Company common stock per $1 principal amount of 2017 Convertible Notes (equivalent to an initial conversion price of approximately $7.51 per share), which was subject to adjustment.

If the arithmetic average of the daily volume weighted average price per share of the Company common stock for each of the 20 consecutive trading days beginning on January 17, 2012 was less than $6.13, then the conversion rate would be increased such that the conversion price as adjusted would represent the greater of (i) 122.5% of such arithmetic average of the daily volume weight average price and (ii) $6.13.

As from February 14, 2012, the conversion rate has been adjusted to 163.1321 shares of the Company common stock per $1 principal amount of 2017 Convertible Notes (equivalent to a price of approximately $ 6.13 per share) as a consequence of the arithmetic average of the daily volume weighted average price per share of the Company common stock for the period from January 17, 2012 to February 13, 2012 (both inclusive) being $2.76.

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

As a result of the successful completion of the transaction with Sparrow described in note 1, a fundamental change (as defined in the Indenture) occurred on December 12, 2012, and each holder of the 2017 Convertible Notes had the repurchase right described above.

On December 21, 2012 the Company commenced a tender offer to repurchase up to $80,000 of the 2017 Convertible Notes at par plus accrued and unpaid interest in accordance with the fundamental change repurchase procedure as specified in the 2017 Convertible Notes Indenture. The tender offer began on December 21, 2012 and expired on January 22, 2013.

At December 31, 2011 the 2017 Convertible Notes are disclosed on the Company's consolidated balance sheets as long-term debt at face value.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsequent events

On January 23, 2013 the Company repaid $80,000 of its 2017 Convertible Notes. Consequently, as of December 31, 2012 the Company included the outstanding principal amount of the 2017 Convertible Notes of $80,000 as current liabilities and the Company expects to record a loss on extinguishment of debt of approximately $2,800 in the first quarter 2013 results.

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

This loan is divided into two tranches:

-
Tranche A, amounting to $13,000, accrues interest at LIBOR plus a margin of 1.20% per annum and shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 in February 2016.

-	Tranche B, amounting to $2,000 was fully repaid in February 2009.

For the year ended December 31, 2012, the weighted average interest rate was 1.44% and the respective interest rates ranged from 1.34% to 1.53%, including margins.

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

The loan bears interest at LIBOR plus 1.20% per annum with quarterly principal and interest payments and matures in December 2016.  The regularly scheduled principal payments are due quarterly and range from $1,075 to $1,325, with a balloon installment of $17,300 in December 2016. If a PSV is sold or becomes a total loss, the Borrower shall prepay the loan in an amount equal to the stipulated value of such PSV, which is initially stipulated in $18,750 and shall be reduced in the amount of $388 on each repayment date.

For the year ended December 31, 2012, the weighted average interest rate was 1.67% and the respective interest rates ranged from 1.59% to 1.74%, including margins.

On August 1, 2012, the Borrower, the Guarantors and DVB SE agreed to amend the loan agreement to permit the Borrower to re-borrow $10,000. During 2012, the Company drew down $8,275. This amount, bears interest at LIBOR plus 3.50% per annum and matures 50% on March 29, 2013 and 50% on June 30, 2013.

A commitment fee is payable based on the average undrawn amount of $10,000 at a rate of 1.75% per annum commencing on August 1, 2012. At the date of the issuance of these financial statements the Company canceled any undrawn commitment.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

For the year ended December 31, 2012, the weighted average interest rate was 1.97% and the respective interest rates ranged from 1.93% to 2.05%, including margins.

All of these loans are secured by a first priority mortgage on the UP Safira, UP Esmeralda, UP Topazio, UP Agua Marinha and UP Diamante, a first priority assignment of the earnings, insurances and requisition compensation of the vessels or other employment contracts exceeding 12 months and are jointly and severally irrevocable and unconditionally guaranteed by Packet, Padow, UP Offshore Apoio, Topazio Shipping LLC and Ultrapetrol (Bahamas) Limited.  The loans also contain customary covenants that limit, among other things, the Borrowers' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.  The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loans be immediately repaid in full.  Further, the loan agreements require that the PSVs pledged as security have an aggregate market value of at least 133.3% of the value of the loans.

At December 31, 2012 the combined outstanding principal balance under the loan agreements was $62,075 and the aggregate net book value of the assets pledged was $84,700.

Senior secured term loan facility with DVB Bank AG (DVB AG) and Natixis of up to $93,600

On June 24, 2008 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured term loan facility of up to $93,600 with DVB AG and Natixis (the "Banks"), as co-lender, to finance the construction and delivery of our PSVs being built in India (UP Jade, UP Amber, UP Pearl and UP Onyx).

A quarterly commitment fee is payable based on the average undrawn amount of the committed amount at a rate of 0.50% per annum through December 2010 and at a rate of 1.50% per annum thereafter.

This loan is divided into two tranches:

-
Tranche A, amounting to $60,000, to be made available for each ship in the amount of up to $15,000.  This tranche accrues interest at LIBOR (base rate) plus a margin of 3.0% during each ship's construction period, and then the margin is lowered to 2.0% and shall be repaid by (i) quarterly installments of $288 per ship and (ii) a balloon repayment of all amounts outstanding at December 31, 2019.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB AG. The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB AG and Natixis may require the entire amount of the loan be immediately repaid in full.

At March 31, 2012, the advances under Tranche A of the loan were $34,500 ($17,250 per Bank).

On May 9, 2012, the Borrower, the Guarantors and the Banks signed a third amendment to the loan agreement. In connection with this amendment, all the amounts borrowed by Natixis or $17,250 shall be paid on or before December 31, 2012, further extended to March 28, 2013 and all of the remaining commitments of this term loan facility by Natixis were cancelled.

Since March 31 2012, the Company prepaid to Natixis $12,075 and to DVB SE $10,275 in principal installment and drew from DVB SE $6,825.

During the year ended December 31, 2012 the Company recorded a debt extinguishment loss of $940, which is included in the accompanying consolidated statement of operations.

On October 22, 2012 the Company through its subsidiaries in the Offshore Supply Business, entered into a new senior secured term loan facility to replace the financing of this term loan facility in respect of the financing of the acquisition of each of the UP Jade and UP Amber. Subsequent to December 31, 2012 Ingatestone Holding Inc. (our subsidiary in the Offshore Supply Business) entered into a new senior secured term loan facility with DVB Bank America, NIBC and ABN Amro to replace all of its credit facilities in respect of the financing of its four PSVs being built in India (UP Jade, UP Amber, UP Pearl and UP Onyx).

At December 31, 2012, the outstanding principal balance under this loan agreement was $18,975 ($5,175 for Natixis and $13,800 for DVB SE).

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Senior secured post delivery term loan facility with DVB Bank SE (DVB SE) and NIBC Bank NV of up to $42,000

On October 22, 2012 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post delivery term loan facility of up to $42,000 with DVB SE and NIBC Bank NV (the "Lenders") for the purpose of partially financing or refinancing our PSVs named UP Jade and UP Amber.

The loan facility is divided into two tranches, each in the aggregate amount of up to $21,000.

The tranche of the loan facility in respect of the refinancing of the UP Jade was drawn down in an amount of $20,850 on October 29, 2012. This tranche accrues interest at LIBOR (base rate) plus a margin of 4.0% and shall be repaid by (i) 20 consecutive quarterly installments of $521 each and (ii) a balloon payment in the amount of $10,425 which due on the fifth anniversary of the drawdown date but not later than November 30, 2017.

The Lenders, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate.

The tranche of the loan facility in respect of the financing of the acquisition of the UP Amber from the shipyard shall be divided into two advances which shall be made available to the Borrower until June 30, 2013.

Subsequent events

On January 24, 2013 the Company terminated this senior secured post delivery term loan facility and prepaid the outstanding balance of $20,850 with borrowings from its senior secured post delivery term loan facility with DVB Bank America, NIBC and ABN Amro.

Senior secured post delivery term loan facility with DVB Bank America NV (DVB Bank America),  NIBC Bank NV (NIBC) and ABN Amro Capital USA LLC (ABN Amro) of up to $84,000

On January 18, 2013 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc, Springwater Shipping Inc and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post delivery term loan facility of up to $84,000 with DVB Bank America, NIBC and ABN Amro (the "Lenders") with the purpose of refinancing the advances made for our PSVs named UP Jade, UP Amber, UP Pearl and UP Onyx of the DVB SE and Natixis and DVB SE and NIBC long-term facilities.

The loan facility is divided into four tranches, each in the aggregate amount of up to the lesser of $21,000 and 60% of the fair market value of the PSV to which such tranche relates.

The tranche of the loan facility in respect of the refinancing of the UP Jade was drawn down in the amount of $ 20,850 on January 24, 2013. This tranche accrues interest at LIBOR (base rate) plus a margin of 4.0% and shall be repaid by (i) 20 consecutive quarterly installments of $521 each beginning on January 29, 2013 and (ii) a balloon payment in the amount of $10,425 which is due on October 29, 2017 concurrent with the last quarterly repayment.

A quarterly commitment fee is payable based on the average undrawn amount of the committed amount at a rate of 1.60% per annum.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Each tranche of the loan facility in respect of the financing of the acquisition of each of the UP Amber, UP Pearl and UP Onyx from the shipyard shall be divided into two advances which shall be made available to the Borrower as follows:

-	The first advance of each such tranche shall be made available to the Borrower in the amount of up to $5,000 on the earlier of the delivery date of the ship and October 31, 2013,

-
The second advance of each such tranche shall be made available to the Borrower in the amount of up to $16,000 not later than the earlier of the date which is six months after the delivery date of the ship and October 31, 2013, provided that the UP Amber, UP Pearl and UP Onyx have obtained employment of not less than 3 years with a charterer on terms and conditions acceptable to the Lenders.

Each tranche accrues interest at LIBOR (base rate) plus a margin of 4.0% and shall be repaid by (i) equal consecutive quarterly installments and (ii) a balloon payment equal to 50% of the advances of such tranche concurrent with the last quarterly repayment but not later than October 31, 2017.  The first quarterly repayment shall commence on the date falling three months after the drawdown date.

The Lenders, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate.

Ingatestone Holdings Inc., as Borrower, shall comply with certain financial covenants including: (i) a ratio of consolidated debt service coverage ratio in respect of the PSVs of not less than 125% (on a historical and forward four quarter rolling basis, tested as of the last date of each fiscal quarter), (ii) an equity ratio of not less than 10% as from December 31, 2012 until September 30, 2013 and 20% as from September 30, 2013, (iii) a consolidated tangible net worth of not less than $10,000 as from December 31, 2012 until September 30, 2013 and $20,000 as from September 30, 2013 plus 50% of net income (positive only) for each succeeding fiscal year and (iv) consolidated liquidity of not less than an amount necessary to fund the payment of six months of debt service.

As Guarantor, Ultrapetrol (Bahamas) Ltd. shall comply with certain financial covenants at all times after from December 31, 2012 including: (i) an average monthly balance of available cash in a demand deposit of not less than $20,000 on a consolidated basis, (ii) an equity ratio of not less than 20%, (iii) a consolidated tangible net worth of not less than $150,000 and, (iv) a ratio of consolidated debt service coverage ratio of not less than 150% (on a historical and forward four quarter rolling basis, tested as of the last date of each fiscal quarter).

The loan is secured by a first priority mortgage on the UP Jade, UP Amber, UP Pearl and UP Onyx and a first priority assignment of the earnings, insurances and requisition compensation of the vessels. Further, the loan agreement requires that the PSVs pledged as security have an aggregate market value of at least 142.85% of the value of the loans and the swap exposure during the first two years of the loan and 150% thereafter.

The loan also contains customary covenants that limit, among other things, the Borrowers' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The loan shall be repaid by 204 consecutive monthly installments of each $93 beginning in April 2010 and ending in March 2027.  The loan accrues interest at 3% per annum.

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

On March 5, 2013, BNDES confirmed their approval of the change in ownership which occurred as a consequence of the transaction with Sparrow described in Note 1.  Considering such approval, we are in compliance with all covenants under this loan facility.

At December 31, 2012, the outstanding principal balance under this loan agreement was $15,818 and the aggregate net book value of the asset pledged was $24,500.

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

The loan is drawn in two advances, each in the amount of $20,000, on the delivery of each of the respective PSVs, accrues interest at LIBOR (base rate) plus a margin of 3.0% and shall be repaid by (i) 32 equal quarterly consecutive installments of $417 each, together with a balloon payment of $ 6,667 payable concurring with the last repayment installment in December 2018.

The co-lenders, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate.

For the year ended December 31, 2012, the weighted average interest rate was 4.20% and the respective interest rates ranged from 4.14% to 4.26%, including margins and interest rate swaps.

The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB AG. The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB SE and Banco Security may require the entire amount of the loan be immediately repaid in full.

The loan is secured by a first priority mortgage on UP Turquoise and UP Jasper, a first priority assignment of the earnings, insurances and requisition compensation of the vessels or other employment contracts exceeding 12 months.  Further, the loan agreements require that the PSVs pledged as security have an aggregate fair market value of at least 133.3% of the value of the loan during the period from the first drawdown date until the fourth anniversary thereof or at least 66.7% of the value of the loan at any time thereafter.

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

At December 31, 2012 the outstanding principal balance was $34,166 and the aggregate net book value of the assets pledged was $50,900.

Senior secured term loan with Natixis of up to $13,616

On January 29, 2007 Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina) drew down an amount of $13,616 under a loan agreement with Natixis (the "Lender") to provide post-delivery financing secured by the vessel.  The loan, which matures in February 2017, shall be repaid by equal quarterly installments of $227 with a balloon installment of $2,687 which due in February 2017.  The loan accrues interest at 6.38% per annum for the first five years of the loan and LIBOR plus 1.20% per annum thereafter.

On May 21, 2012, we prepaid $1,849 outstanding under this senior secured loan.

For the year ended December 31, 2012, the weighted average interest rate was 3.11% and the respective interest rates ranges from 1.63% to 6.38% including margins.

The loan is secured by a mortgage on the Alejandrina, a first priority assignment of the earnings, insurances and requisition compensation of the vessels, or other employment contracts exceeding 12 months and is guaranteed by Ultrapetrol (Bahamas) Limited.  The Lender may also require additional security, if at any time the fair market value of the ship becomes less than the 125% of the aggregate value of the loan.  With respect to the above and in relation to any potential loan security shortfall, the Company has been reflected $200 under current liabilities in the accompanying consolidated balance sheet as of December 31, 2012.

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

At December 31, 2012 the outstanding principal balance was $6,546 and the aggregate net book value of the assets pledged was $14,100.

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

For the year ended December 31, 2012, the weighted average interest rate was 1.73% and the respective interest rates ranged from 1.67% to 1.78%, including margins.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The loan is secured by a mortgage on the Amadeo vessel a first priority assignment of the earnings, insurances and requisition compensation of the vessels, or other employment contracts exceeding 12 months and is jointly and severally irrevocably and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd.  The Lender may also require additional security, if at any time the fair market value of the ship becomes less than the 130% of the aggregate value of the loan.  The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.  The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, Nordea Bank may require the entire amount of the loan be immediately repaid in full.

As Guarantor, Ultrapetrol (Bahamas) Ltd. shall maintain certain financial covenants including: (i) a ratio of financial indebtedness to tangible net worth of not greater than 2.5 to 1.0 and (ii) a EBITDA to interest expense of not less than 2.0 for the last four fiscal quarters prior to the relevant date of calculation.

On December 28, 2012 the Borrower, the Guarantor, the Pledgor and Nordea Bank amended the loan agreement. In connection with this amendment the margin was increased from 1.50% to 3.00% per annum, the change of control provisions was modified to include Sparrow into the definition, the final maturity date of the loan was changed to April 15, 2013 and Nordea Bank waived the Guarantor compliance requirement with the EBITDA to interest expense ratio until the maturity date.

The aggregate outstanding principal balance of the loan was $5,644 at December 31, 2012, and the aggregate net book value of the asset pledged was $6,430.

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

For the year ended December 31, 2012, the weighted average interest rate was 4.11% and the respective interest rates ranged from 3.94% to 4.44%, including margins and interest rate collar.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As Guarantor, UABL (Bahamas) Limited shall maintain certain financial covenants including; (i) a consolidated debt to equity ratio of no more than 1.4, (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.3 and (iii) a consolidated current ratio of at least 1.0 for the last four fiscal quarters prior to the relevant date of calculation.

At December 31, 2012 UABL (Bahamas) Limited (as Guarantor) is in compliance with these covenants except for (ii). Consequently, on March 8, 2013 the IFC waived the compliance to meet the financial covenant described in (ii) as of December 31, 2012 and March 31, 2013. The waiver was granted conditional upon OFID´s granting of a similar waiver on or before March 15, 2013, which condition was met on March 14, 2013. UABL (Bahamas) Limited expects to be in compliance with financial covenant in (ii) since June 30, 2013 and thereafter.

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

For the year ended December 31, 2012, the weighted average interest rate was 4.11% and the respective interest rates ranged from 3.94% to 4.44%, including margins and interest rate collar.

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

As Guarantor, UABL (Bahamas) Limited shall maintain certain financial covenants including; (i) a consolidated debt to equity ratio of no more than 1.4, (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.3 and (iii) a consolidated current ratio of at least 1.0.

At December 31, 2012 UABL (Bahamas) Limited (as Guarantor) is in compliance with these covenants except for (ii). Consequently, on March 8, 2013 the IFC waived the compliance to meet the financial covenant described in (ii) as of December 31, 2012 and March 31, 2013. The waiver was granted conditional upon OFID´s granting of a similar waiver on or before March 15, 2013, which condition was met on March 14, 2013. UABL (Bahamas) Limited expects to be in compliance with financial covenant in (ii) since June 30, 2013 and thereafter.

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

For the year ended December 31, 2012, the weighted average interest rate was 4.11% and the respective interest rates ranged from 3.94% to 4.44%, including margins and interest rate collar.

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

As Guarantor, UABL (Bahamas) Limited shall maintain certain financial covenants including; (i) a consolidated debt to equity ratio of no more than 1.4, (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.3 and (iii) a consolidated current ratio of at least 1.0.

At December 31, 2012 UABL (Bahamas) Limited (as Guarantor) is in compliance with these covenants except for (ii). Consequently, on March 14, 2013 the OFID waived the compliance to meet the financial covenant described in (ii) as of December 31, 2012 and March 31, 2013. The waiver was granted conditional upon IFC´s granting of a similar waiver on or before March 15, 2013, which condition was met on March 8, 2013. UABL (Bahamas) Limited expects to be in compliance with financial covenant in (ii) since June 30, 2013 and thereafter.

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

For the year ended December 31, 2012, the weighted average interest rate was 4.32%, and the respective interest rates ranges from 4.16% to 4.42% including margins.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

At December 31, 2012 UABL (Bahamas) Limited (as Guarantor) is in compliance with these covenants except for (ii). Consequently, on March 8, 2013 the IFC waived the compliance to meet the financial covenant described in (ii) as of December 31, 2012 and March 31, 2013. The waiver was granted conditional upon OFID´s granting of a similar waiver on or before March 15, 2013, which condition was met on March 14, 2013. UABL (Bahamas) Limited expects to be in compliance with financial covenant in (ii) since June 30, 2013 and thereafter.

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

For the year ended December 31, 2012, the weighted average interest rate was 4.32% and the respective interest rates ranged from 4.16% to 4.42%, including margins

The loan is secured through a collateral sharing agreement with the IFC. The loan agreement requires that the aggregate fair market value of the Paraguayan and others mortgaged barges and pushboats dividing by the outstanding amount of the 2011 loans facility to be at any time prior to the refinancing of the 2014 Senior Notes not less than 3.0 and at any time thereafter, not less than 1.6. Further, the loan agreement requires that the aggregate fair market value of the Liberian mortgaged barges and pushboats dividing by the outstanding amount of the 2011 loans facility to be at all times equal to or higher than 3.0.

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

On January 26, 2012 the Company drew down $10,000 under the 2011 Parallel Loan facility.

At December 31, 2012 UABL (Bahamas) Limited (as Guarantor) is in compliance with these covenants except for (ii). Consequently, on March 14, 2013 the OFID waived the compliance to meet the financial covenant described in (ii) as of December 31, 2012 and March 31, 2013. The waiver was granted conditional upon IFC´s granting of a similar waiver on or before March 15, 2013, which condition was met on March 8, 2013. UABL (Bahamas) Limited expects to be in compliance with financial covenant in (ii) since June 30, 2013 and thereafter.

At December 31, 2012, the aggregate outstanding principal balance under 2008 and 2011 loan agreements with OFID and IFC was $93,478 and the aggregate net book value of the assets pledged was $113,000.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	FAIR VALUE MEASUREMENT

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

The Company's liabilities as of December 31, 2012 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Current liabilities:
-Interest rate collar (included in other liabilities)	-	722	-
-Interest rate swaps (included in other liabilities)	-	348	-
Noncurrent liabilities:
-Interest rate collar (included in other liabilities)	-	1,235	-
-Interest rate swaps (included in other liabilities)	-	791	-

The Company's assets as of December 31, 2012 that are measured at fair value on a non-recurring basis are summarized below:

	Level 1	Level 2	Level 3

Vessels and equipment held and used	$-	$-	$7,380

In accordance with the provisions of FASB ASC Topic 360-10-40, a vessel in the Ocean Business with a carrying amount of $23,380 was written down to its estimated fair value of $7,380, resulting in an impairment charge of $16,000, which was included in Loss on write-down of vessels for the year ended December 31, 2012.

The estimated fair value of the Company's other financial assets and liabilities were as follows:

	At December 31,
	2012		2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
ASSETS

Cash and cash equivalents	$222,215	$222,215	$34,096	$34,096
Restricted cash (current and noncurrent portion)	7,432	7,432	8,302	8,302

LIABILITIES

Long term financial debt (current and non-current portion – Note 5) (1)	$517,552	$517,595	$512,993	$468,393

(1)	The fair value of long term financial debt is measured using Level 2 fair value inputs.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The carrying value of cash and cash equivalents and restricted cash approximates fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements.  Generally, the carrying value of variable interest rate debt, approximates fair value.  It was not practicable to estimate the fair value of the Company's investments in 50% or less owned companies because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.  Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

7.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

Liabilities arising from outstanding derivative positions are included in the accompanying consolidated balance sheets as other liabilities, as follows:

	At December 31, 2012
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$722	$1,235
Interest rate swaps (cash flow hedge)	348	791
	$1,070	$2,026

	At December 31, 2011
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$582	$1,145
Interest rate swaps (cash flow hedge)	251	643
	$833	$1,788

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large, well-established financial institutions and international traders, and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its counterparties.

CASH FLOW HEDGE

INTEREST RATE COLLAR AGREEMENT

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with International Finance Corporation (IFC) through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75,000 (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. This contract qualifies for hedge accounting and as such changes in its fair value are included in other comprehensive loss in the consolidated financial statements. The fair value of this agreement equates to the amount that would be paid or received by the Company if the agreement was cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of December 31, 2012, the total notional amount of the interest rate collar is $68,478.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTEREST RATE SWAP AGREEMENTS

Through our subsidiaries in the Offshore Supply Business, we have entered into various interest rate swap agreements maturing in October 2016 and December 2018 that call our subsidiaries to pay fixed interest rates ranging from 0.89% to 3.67% on aggregate notional values of $30,850 and receive a variable interest rate based on LIBOR on these notional values. The purpose of these interest rate swap agreements is to hedge our exposure to interest volatility under our financings with DVB Bank SE and Banco Security and DVB Bank SE and NIBC.

These contracts qualify for hedge accounting and as such changes in its fair value are included in other comprehensive loss in the consolidated financial statements. The fair value of these agreements equate to the amount that would be paid or received by the Company if the agreement was cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of December 31, 2012, the total notional amount of the interest rate swaps is $29,392.

Subsequent events

On January 18, 2013 the interest rate swap agreements entered into to hedge our exposure to interest volatility under our financing with DVB Bank SE and NIBC, were novated to hedge our exposure under our financing with DVB Bank America, NIBC and ABN Amro.

OTHER DERIVATIVE INSTRUMENTS

Freight Forward Agreement

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

During the year ended December 31, 2010, the Company recorded an aggregate realized gain of $10,710, in connection with these FFA positions, which are reflected in the Company's consolidated statements of operations as Other income (expenses) – (loss) gains on derivatives, net and received net cash settlements for its FFA positions totaling $16,666.

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

a)	Claims in Paraguay

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

In parallel with this ruling the Office of the Treasury Attorney has initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL has submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to our defense. The evidentiary stage of the proceedings has concluded and a decision of the court is pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court.  Counsel notified the Customs to hold the proceedings pending a decision of the court and also contest any new investigation into the matter on the grounds that the action is time barred.  In one of those proceedings the customs authorities of Paraguay made a wrong determination of the taxes owe and fines and upon UABL's request through the submission of a remedy such customs authorities issued a final resolution on August 8, 2012 with a revised adjustment, where they found UABL S.A., UABL Paraguay S.A. and Yataity S.A. liable to pay approximately $400 subject to a fine of 100% of that amount.  Having ended the administrative proceedings, on August 10, 2012 UABL commenced judicial proceedings to obtain a court judgment to rule off the erroneous decision of the customs authorities based on the fact a court judgment to rule off the erroneous decision of the customs authorities based on the fact the sum of $400 was duly paid and that no fine should then be imposed. We have been advised by UABL's counsel in the case that there is only a remote possibility that a judicial court would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse impact on the consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. -  Paraguayan Customs Asunción

On April 7, 2009, the Paraguayan Customs in Asunción commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations (smuggling) due to lack of submission of import clearance documents in Paraguay for some bunkers purchased between

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

UABL Paraguay S.A. - Paraguayan Tax Authority

On December 15, 2011, as a result of a previous investigation, the Paraguayan Tax Authorities gave notice that UABL Paraguay S.A. would have improperly used some fiscal credit and suggested some rectifications to be made. The aforementioned tax authorities also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. We believe that this finding is erroneous and UABL Paraguay S.A. commenced administrative proceedings on December 23, 2011, in order to refute the said findings and formally replied to all of the allegations upon which the finding was made. A decision of the administrative authorities is now pending.  The potential amount in dispute has not been calculated yet but it should not exceed approximately $3,000. The proceedings are purely administrative at this point and if the tax authorities should decide to insist with their opinion the Company intends to contest the same in a judicial court. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on our consolidated financial position or results of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Obras Terminales y Servicios S.A. - Judicial Administration

On August 16, 2009, Mrs. Maria L. Rodriguez-Mendieta (hereinafter the "Plaintiff") commenced legal proceedings in Ciudad del Este, Paraguay against Obras Terminales y Servicios S.A. (hereinafter "OTS"), UABL Terminals (Paraguay) S.A., our subsidiary on the River Business, certain directors and representatives in our River Business, and some of Mr.Abadie's successors and assigns. The Plaintiff was the concubine of Mr. Benito "Tito" Abadie who died after some years of illness on October 21, 2010. The Plaintiff alleges to be the holder of 50% of the capital stock of OTS that belongs to the Abadie family. OTS is the Company's 50% subsidiary that owns Tres Fronteras terminal. On August 21, 2009, the competent court granted an injunction to intervene OTS by appointing a Judicial Manager who replaced OTS' board of directors, while the appeal of this injunction is still pending such a court decision continues in effect. The Plaintiff is arguing that an extraordinary shareholders meeting of OTS held in 2005 resolved to increase the capital stock and consequently the whole of OTS' shares certificates were substituted prejudicing her rights since her shares certificates were neither cancelled nor substituted by new certificates. The Plaintiff is requesting the Paraguayan court: a) to recognize her capacity of shareholder of OTS in substitution of the Abadie family; b) payment of dividends; c) nullity of some legal acts; and d) removal of OTS' managers. All defendants have submitted their defenses before the competent court, however due to several motions and preceding exceptions, the evidence stage has not been reached yet. We have been advised by local counsel that if the Plaintiff succeeds in her plead, it will only affect the Abadie family without causing any financial material adverse effect on the remaining 50% capital stock of OTS that belongs to UABL Terminals (Paraguay) S.A.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

c)	Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (hereinafter "UPSA") requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs. The total weight of those steel plates was 473 tons and their import value was approximately $370. The request of UPSA to the Secretary of Industry was based on the cancellations made by some related shipping companies that had formerly requested repair services for their vessels. Such repairs cancellations prevented UPSA to conduct the industrialized conversion of the above referred steel plates. On August 7, 2009, since UPSA commenced negotiations with two shipping companies for repairing some of their vessels, a time extension was requested to the Argentine Secretary of Industry, and alternatively it was also requested to grant the previously requested authorization to re-export the steel plates without industrialized conversion. On January 21, 2010, the competent authority rejected the time extension request and did not resolve the alternative authorization request. On February 25, 2010, UPSA made an administrative submission asking for a reconsideration of the decision, which was rejected on April 27, 2010. On November 4, 2011, UPSA submitted an administrative appeal before the Ministry of Industry, and its decision is still pending. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $900, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $300. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we don't expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or results of operations of the Company.

d)	Indemnification to Sparrow under the investment agreement

The investment agreement entered into with Sparrow described in Note 1 provides for our responsibility for certain liabilities related to our business. We provide indemnification in favor of Sparrow for certain matters, including labor matters, taxes, litigations, compliance with laws, environmental matters, insurances, vessels, among others as of December 12, 2012, the date of the closing of the investment agreement. These indemnification obligations will generally expire sixteen months after the closing date or six years after the closing date in the case of certain tax matters, and with certain indemnification obligations surviving indefinitely.

The Company shall not be liable for indemnity obligations unless and until the aggregate amount of indemnifiable losses equals or exceeds $10,000 with a deductible in the amount of $4,400, subject to certain exceptions. The maximum amount of indemnifiable losses which may be recovered from the Company shall not exceed $28,600 subject to certain exceptions.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e)	Lease obligations

Rental expense under continuing obligations for the three years ended December 31, 2012 was $849, $1,119 and $1,048, respectively. At December 31, 2012, obligations under the companies' operating leases for office spaces and a ship repair facility with initial or remaining lease terms longer than one year were as follows:

The Company and its subsidiaries lease buildings for office spaces and a ship repair facility under various operating leases, which expire from 2012 to 2017 and which generally have renewal options at similar terms.

Year ending December 31,

2013	$1,016
2014	917
2015	273
2016	68
2017	58
Total	$2,332

On April 6, 2008 we entered into a three-year bareboat charter for an 11,299 dwt, 2006 built product tanker, the M/T Austral which was extended for minimum 35 and maximum 37 months commencing on December 1, 2010.  The minimum obligations for the remaining term subsequent to December 31, 2012 is $1,292 in 2013.  On March 25, 2009 we entered into a one-year bareboat charter for a 5,706 dwt, 2008 built product tanker, the M/T Mediator which was re-delivered to her owner on October 6, 2010. Rent expense for the three years ended December 31, 2012 was $1,536, $1,557 and $4,940, respectively.  When cash rental payments are not made on a straight–line basis, we recognize rental expense on a straight–line basis over the lease term.

On April 25, 2012, we entered into a bareboat charter agreement with a non-related party to charter twenty-four jumbo dry barges as described in Note 15.

f)	Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be received on time charter agreements of our PSVs in our Offshore Supply Business chartered five in Brazil and one in North Sea, which terms are longer than one year were as follows:

Year ending December 31,

2013	$34,238
2014	22,503
2015	13,492
2016	5,742
Total	$75,975

The future minimum revenues, before reduction for brokerage commissions of three of our handy size-small product tanker vessels (one of them leased) in our Ocean Business chartered in South America, expected to be received on time charter agreements, which terms are longer than one year were as follows:

Year ending December 31,

2013	$18,090
2014	5,412
Total	$23,502

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On November 12, 2012, one of our subsidiaries in the River Business, entered into a transshipment services agreement to provide storage and transshipment services of cargo from river barges to ocean export vessel through our Parana Petrol barge, for a three-year term from June 1, 2013.  The future minimum revenues, before reduction for commissions, expected to be received were as follows: $6,600 in 2013, $13,200 in each of 2014 and 2015 and $6,600 in 2016.

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

g)	Other

At December 31, 2012, we employed several employees as crew on our vessels, land-based employees and shipyard workers.  These seafarers and shipyard workers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals in these industries.  Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings.  In addition, we cannot assure that these agreements will prevent labor interruptions.  While we have had no significant labor interruption in the past we do not believe any labor interruptions will disrupt our operations and harm our financial performance.

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

Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). Income tax is computed at the rate of 15%, plus a surtax of 10% on the amount that exceeds Brazilian reais 240,000 (equivalent to $117 at December 31, 2012) based on pretax income, adjusted for additions and exclusions established by the Brazilian tax legislation. Social contribution is calculated at the rate of 9%, on pretax income, in conformity with the tax law.

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

For the three years in the period ended December 31, 2012, our subsidiaries did not derive any US source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income tax expense (benefit) from continuing operations (which includes TOMPI) is comprised of:

	For the years ended December 31,
	2012	2011	2010

Current income tax expense	$1,385	$1,904	$4,529
Deferred income tax (benefit) expense	(4,354)	(3,641)	1,834
	$(2,969)	$(1,737)	$6,363

Ultrapetrol's pre-tax income for the three years in the period ended December 31, 2012 was taxed in foreign jurisdictions (principally Argentina, Brazil and Paraguay).

The table below shows for each jurisdiction's total income tax expense and statutory tax rate:

	For the years ended December 31,
	2012	2011	2010

Brazil (34%)	$7	$-	$1,723
Argentina (35%)	1,255	1,110	623
Paraguay (10%)	48	403	1,725
Others	75	391	458
Current income tax expense	1,385	1,904	4,529
Deferred income tax (benefit) expense	(4,354)	(3,641)	1,834
Income tax (benefit) expense	$(2,969)	$(1,737)	$6,363

Reconciliation of income tax expense (benefit) to taxes calculated based on the statutory tax rate is as follows:

	For the years ended December 31,
	2012	2011	2010
(Loss) income from continuing operations before income taxes	$(65,733)	$(19,972)	$1,958
Sources not subject to income tax	51,203	20,835	8,609
	(14,530)	863	10,567
Tax rate	35%	35%	35%
Tax (benefit) expense at statutory tax rate	(5,085)	302	3,698
Rate differential	348	(184)	(306)
Change in valuation allowance	1,549	197	1,215
Effects of foreign exchange changes related to our foreign subsidiaries	(1,479)	(4,020)	1,174
Income tax withholding in foreign jurisdictions	825	572	349
Others	873	1,396	233
Income tax (benefit) expense	$(2,969)	$(1,737)	$6,363

The Company's deferred income tax assets have been reduced by intercompany profits from the sale of river barges within the group.  The Company has deferred income tax expense in Argentina in 2012 and 2011 amounting to $2,541 and $ 4,630, respectively and recognizes them as income tax expense as the river barges are consumed through using.  The balance as of December 31, 2012 of $7,010 was reflected as non-current assets.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2012, Argentinean subsidiaries had a consolidated credit related to TOMPI of $4,068 that expires from 2013 through 2022.  At December 31, 2012, Argentinean subsidiaries had accumulated benefit from tax loss carryforwards ("NOLs") for a consolidated total of $7,110 that expire from 2013 through 2017.  The Company believes it is more likely than not that the Company's subsidiaries NOLs and TOMPI credit, with exception of $2,192 of NOLs and $703 of TOMPI credit, will be utilized through the turnaround of existing temporary differences, future taxable income, tax strategies or a combination thereof.

As of December 31, 2012, the valuation allowance for deferred tax assets is increase from $1,346 in 2011 to $2,895 in 2012, principally related with the increase in the Argentinean subsidiaries.

At December 31, 2012, the Brazilian subsidiaries had benefit from NOLs for a consolidated total of $1,678 that do not expire but the usage is limited to 30% of the taxable income in any year.

The components of net deferred income tax liabilities included on the balance sheets were as follows:

	At December 31,
	2012	2011
Deferred income tax assets
Other, deferred income tax current assets	$109	$286
NOLs	8,788	2,339
TOMPI credit	4,068	3,694
Other	421	3,453
Total deferred income tax noncurrent assets	13,277	9,486
Valuation allowance of deferred income tax assets	(2,895)	(1,346)
Net deferred income tax noncurrent assets	10,382	8,140
Deferred income tax liabilities
Vessels and equipment, net	13,176	11,292
Intangible assets	272	332
Unrealized exchange differences	2,120	3,851
Other	220	263
Total deferred income tax noncurrent liabilities	15,788	15,738
Net deferred income tax liabilities	$(5,297)	$(7,312)

As of January 1, 2012 and 2011, and for the years ended December 31, 2012 and 2011, the Company did not have any unrecognized tax positions.  In addition, the Company does not expect to hold unrecognized tax positions within the next twelve months.  Furthermore, the Company has elected to classify interest and penalties related to unrecognized tax positions, if and when required, as part of financial and operating expenses, respectively, in the consolidated statements of operations.  For the years ended December 31, 2012 and 2011, the Company has no accrued interest and penalties related to unrecognized tax positions.

10.	RELATED PARTY TRANSACTIONS

At December 31, 2012 and 2011, the balances of current receivables from related parties were $10 and $57, and balances of current payable to related parties were $3,761 and $1,158, respectively.

At December 31, 2012 and 2011 the balances of noncurrent receivables from related parties were as follows:

	At December 31,
	2012	2011
OTS S.A. (1)	3,852	2,195
Puertos del Sur S.A. (2)	-	4,283
Total	$3,852	$6,478

(1)	Corresponds to temporary working capital advances. The advances have no maturity date and do no accrue interest.
(2)	Since the date of our acquisition of control of Puertos de Sur S.A., our consolidated financial statements included the balances of this company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Voyage expenses paid to related parties

For the three years ended December 31, 2012, the voyage expenses paid to related parties were as follows:

	For the years ended December 31,
	2012	2011	2010

Commercial commissions (1)	$1,064	$1,147	$1,101
Agency fees (2)	1,689	3,475	441
Total	$2,753	$4,622	$1,542

(1)	Commercial commissions

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

For the three years in the period ended December 31, 2012, UABL Paraguay S.A. paid to OTS S.A. $495, $1,057 and $991, respectively, for this operation.

Ultrapetrol bridge loan facility

As provided in the investment agreement entered into with Sparrow described in note 1 the Company has a $40,000 secured credit facility that matures one year after the drawdown date. Advances under the facility are available for general corporate purposes. Interest on advances is charged at a rate per annum of 9.00%. The credit facility contains various restrictive covenants including restriction to pay dividends, as well as other customary covenants, representations and warranties, funding conditions and events of default, including a cross-default clause. As of December 31, 2012 no drawdown under the credit facility was made.

11.	SHARE CAPITAL

Common shares and shareholders

On July 2, 2012, the shareholders of the Company at a Special General Meeting approved the increase in authorized share capital from 100,000,000 to 250,000,000 shares of common stock with a par value of $0.01 per share, and approved the adoption of the Third Amended and Restated Memorandum of Association and Sixth Amended and Restated Articles of Association.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The shares held directly by our Original Shareholders (Los Avellanos and Hazels), amounted to 7,864,085 shares at December 31, 2012, of which 7,713,366 are expressly entitled to seven votes per share (with the other 150,719 shares being one vote) and all other holders of our common stock are entitled to one vote per share.  The special voting rights of the Original Shareholders are not transferable, unless transferred to another Original Shareholder.

If, after the date that is four years following the date of the Shareholders' Agreement (November 13, 2012), Sparrow sells all of its shares to one or more third parties, the multi-vote rights attached to the shares owned by Los Avellanos and Hazels shall terminate upon such sale and be of no further force and effect, and all such shares shall entitle the holder thereof to one vote, unless after the date that is two years following the date of the Shareholders' Agreement and prior to such sale (i) the Company or Sparrow has successfully completed a third party sale at a price such that if all of Sparrow's shares were sold at such a price on the date of such sale, Sparrow would achieve a certain rate of return on its investment in the Company or (ii) the Company's directors nominated by Sparrow have not approved a proposal to cause the Company to make such a sale, at any time when the 180-day daily weighted  average price of the Company's common stock was sufficiently high to achieve such rate of return.

At December 31, 2012, the outstanding common shares are 140,419,487 par value $.01 per share.

At December 31, 2012, our shareholders Sparrow, Sparrow CI Sub Ltd. (a wholly owned subsidiary of Sparrow), Los Avellanos and Hazels hold 93,940,000, 16,060,000, 4,735,517 and 3,128,568 shares, respectively, which represent 66.9%, 11.4%, 3.4% and 2.2% of the outstanding shares, respectively.  The joint voting power for these shares represents 87.9% of the total voting power and pursuant to a shareholder agreement signed between Sparrow, Los Avellanos and Hazels described in note 1, Los Avellanos and Hazels agree to vote their shares of common stock in the same manner as Sparrow, except for any matter that requires, but does not obtain, the approval of six directors of the Company.

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

At December 31, 2012 the Company had repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

Registration rights agreements

On September 21, 2006, prior to its initial public offering the Company entered into a registration rights agreement with Los Avellanos, Hazels and Solimar Holdings Ltd., its shareholders of record immediately prior to the initial public offering which was terminated on December 12, 2012. On the same date, the Company entered into a new registration rights agreement with Sparrow, Sparrow CI Sub Ltd., Los Avellanos and Hazels, pursuant to which the Company has granted them and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including any applicable lock-up agreements then in place, to require the Company to register under the Securities Act shares of the Company's common stock held by them. Under the registration rights agreement, these persons will have the right to request the Company to register the sale of shares held by them on their behalf and may also require the Company to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by shareholders or initiated by the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest and income taxes paid for the three years in the period ended December 31, 2012, from continuing operations were as follows:

	For the years ended December 31,
	2012	2011	2010

Interest paid	30,131	$26,866	$21,750
Income taxes paid	1,014	316	100

13.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business.  The accounting policies of the reportable segments are the same as those for the consolidated financial statements (Note 2).  The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

River Business:  In our River Business, we own and operate several dry and tanker barges, and push boats.  In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.  We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.  River Business transportation services contributed 52%, 57% and 52% of consolidated operating revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company also has a shipyard that should promote organic growth and from time to time make external sales.  Third party shipyard sales contributed 10%, 6% and 0% of consolidated operating revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), which eight are employed in the Brazilian market and one in the North Sea.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.  Offshore Supply Business transportation services contributed 25%, 21% and 24% of consolidated operating revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

Ocean Business:  In our Ocean Business, we operate eight oceangoing vessels:  four product tankers (one of which is on lease to us), two container feeder vessels under a container line service in Argentina cabotage trade, one oceangoing tug and one tank barge under the trade name Ultrapetrol.  Our Handy size/small product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives on major trade routes around the globe.  Ocean Business transportation services contributed 23%, 22% and 24% of consolidated operating revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All of the Company's operating revenues were derived from its foreign operations.  The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the years ended December 31,
	2012	2011	2010
Revenues (1)
−South America	$238,572	$267,420	$199,585
−Europe	28,320	19,910	19,923
−Central America	35,333	16,499	5,624
−North America	7,438	227	1,219
−Asia	3,506	426	4,094
	$313,169	$304,482	$230,445

(1)	Classified by country of domicile of charterers/costumers.

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

The following represents the Company's vessels and equipment based upon the assets' physical location as of the end of each applicable period presented:

	At December 31,
	2012	2011
Vessels and equipment, net

−South America	$564,352	$572,512
−Europe	25,474	26,571
−Asia	53,496	68,149
−Other	4,197	4,213
	$647,519	$671,445

For the three years in the period ended December 31, 2012, 76%, 88% and 87% of the Company's revenues, respectively, are concentrated in South America and at December 31, 2012 and 2011, 87% and 85% of the Company's vessels and equipment, respectively, are located in South America.

For the year ended December 31, 2012 revenues from charterers/customers domiciled in Argentina, Brazil, Uruguay and Paraguay represented 28%, 29%, 4% and 12%, of the Company's consolidated revenues, respectively.

For the year ended December 31, 2011 revenues from charterers/customers domiciled in Argentina, Brazil, Uruguay and Paraguay represented 29%, 25%, 20% and 12%, of the Company's consolidated revenues, respectively.

For the year ended December 31, 2010 revenues from charterers/customers domiciled in Argentina, Brazil, Uruguay and Paraguay represented 30%, 27%, 13% and 19%, of the Company's consolidated revenues, respectively.

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

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company's operations for the year ended December 31, 2012:

	River Business	Offshore Supply Business	Ocean Business		Total

Revenues	$163,279	$76,661	$73,229		$313,169
Running and voyage and manufacturing expenses	148,653	43,405	62,369		254,427
Depreciation and amortization	21,996	10,938	10,918		43,852
Segment operating (loss) profit	(18,963)	17,615	(23,771	) (1)	(25,119)
Segment assets	387,484	263,315	123,033		773,832
Investments in and receivables from affiliates	4,032	-	250		4,282
Loss from investment in affiliates	(1,168)	-	(7)		(1,175)
Additions to long-lived assets	24,634	13,405	1,977		40,016

(1)	Includes an impairment charge for our product tanker M/V Amadeo of $16,000.

The following schedule presents segment information about the Company's operations for the year ended December 31, 2011:

	River Business	Offshore Supply Business	Ocean Business	Total

Revenues	$174,594	$64,606	$65,282	$304,482
Running and voyage and manufacturing expenses	132,719	38,852	53,036	224,607
Depreciation and amortization	20,139	9,436	9,569	39,144
Segment operating (loss) profit	13,138	10,999	(4,753)	19,384
Segment assets	392,549	263,094	124,527	780,170
Investments in and receivables from affiliates	6,595	-	256	6,851
Loss from investment in affiliates	(1,042)	-	(31)	(1,073)
Additions to long-lived assets (1)	73,265	19,502	3,345	96,112

(1)	Excludes $1,751, which corresponds to additions to corporate assets.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following schedule presents segment information about the Company's operations for the year ended December 31, 2010:

	River Business	Offshore Supply Business	Ocean Business	Total

Revenues	$120,024	$54,283	$56,138	$230,445
Running and voyage and manufacturing expenses	80,702	29,637	40,583	150,922
Depreciation and amortization	17,248	7,178	9,945	34,371
Segment operating (loss) profit	10,244	10,611	(2,137)	18,718
Segment assets	351,388	245,865	104,334	701,587
Investments in and receivables from affiliates	6,537	-	287	6,824
Income (Loss) from investment in affiliates	(322)	-	(19)	(341)
Additions to long-lived assets	67,942	7,141	30,164	105,247

Reconciliation of total assets of the segments to amount included in the consolidated balance sheets were as follow:

	At December 31,
	2012	2011

Total assets for reportable segments	$773,832	$780,170
Other assets	14,271	16,021
Corporate cash and cash equivalents	222,215	34,096
Consolidated total assets	$1,010,318	$830,287

For the year ended December 31, 2012 revenues from one customer of Ultrapetrol Ocean and Offshore Supply Business represented $92,000 or 29% of the Company's consolidated revenues and revenues from one customer of Ultrapetrol River Business represented $49,600 or 16% of the Company's consolidated revenues.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, on July 20, 2006 we entered into separate consulting agreements that became effective upon completion of our IPO (October 18, 2006) with companies controlled by our chief executive officer, executive vice president, chief financial officer and chief financial accountant for work they perform for us in various different jurisdictions.  On October 29, 2009 the consulting agreements were renewed for a three-year period.  On October 29, 2012 the consulting agreements were further renewed for another three-year period.

Restricted common stock awards

In connection with the 2012 consulting agreements the Company awarded a total of 329,375 shares of restricted stock at no cost to three companies controlled by the chief executive officer, executive vice president and chief financial officer. These shares are non-transferable until they vest, which occurs on the third anniversary date of the grant date, subject to earlier forfeiture upon termination of the consultant's appointment with the Company. During the vesting period, the shares have voting rights and cash dividends will be paid if declared. The fair market value of the Company´s share on the grant date was $1.43.

In connection with the 2009 consulting agreements, the Company awarded a total of 329,375 shares of restricted common stock at no cost to three companies controlled by our chief executive officer, executive vice president and chief financial officer which were cliff-vested on October 29, 2012.  The fair market value of each share on the grant date was $5.11.

In connection with the 2009 consulting agreements, the Company awarded a total of 329,375 shares of performance restricted common stock at no cost which were also subject to continued employment to three companies controlled by our chief executive officer, executive vice president and chief financial officer. All of the performance restricted common stock cliff-vested on October 29, 2012 and contained performance criteria based on our EBITDA.  On October 29, 2012 172,906 and 156,469 awards were fully vested and fully forfeited, respectively based on achievement of that award's target.

On November 29, 2010, 12,689 shares were granted to a non-employee director.  These shares were vested 6,852 in 2011 and 5,837 in 2012.  The fair market value of each share on the grant date was $6.83.

On December 5, 2009 the Company granted a total of 97,164 shares of restricted common stock at no cost to its non-employee directors.  These shares were vested 25,640 in 2010, 23,046 in 2011 and 16,194 in 2012 and 39,136 were fully forfeited in 2010 since the resignation of two non-employee directors.  The fair market value of each share on the grant date was $4.92.

Activity with respect to restricted common stock is summarized as follows:

	For the years ended December 31,
	2012	2011	2010

Nonvested shares outstanding at January 1	680,781	703,827	755,914
Granted	329,375	-	12,689
Vested	(524,312)	(23,046)	(25,640)
Forfeited	(156,469)	-	(39,136)
Nonvested shares outstanding at December 31	329,375	680,781	703,827

2006 Plan shares issued as of the end of year	1,246,503	838,644	783,358
Shares available for issuance under 2006 Plan as of the end of year	3,753,497	4,161,356	4,216,642

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Total stock based compensation expense as a result of all of these grants was $512 in 2012, $1,079 in 2011 and $1,266 in 2010 ($0 in 2012, $402 in 2011 and $576 in 2010 related with the performance based restricted common stock), and is recorded in the same line item as cash compensation.  The unrecognized compensation cost at December 31, 2012 was $444 of which $157 is expected to be recognized in each of 2013 and 2014 and $130 in 2015.

Stock options

In relation with the 2006 consulting agreements the Company awarded to three companies, one of which is controlled by our chief executive officer, one by our executive vice president and the other by our chief financial officer, stock options to purchase a total of 348,750 shares of common stock at an exercise price of $11.00 per share.  These stock options are fully vested and expire ten years from the date of grant.  The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model.

Additionally and in connection with the 2012 consulting agreement, on October 29, 2012 the Company awarded options to purchase a total of 329,375 shares of common stock of the Company, which will be granted over three years in equal annual installments and cliff vest in one year. The options shall be granted with an exercise price equal to the fair market value of a share of common stock of the Company on the applicable date on which the option is granted. The options shall be non-transferable. The term of the options shall be for a period of ten years following the date of grant of the applicable options.

The fair value of the options granted were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 0.76% which is based on the U.S. Treasury yield curve in effect at the time of the grant, expected dividend yield of 0%, expected stock price volatility of 82% and expected life of 5.5 years, which has been computed based on the short-cut method per ASC 718-10-S99-1. The aggregate fair market value of the stock options on the grant date, $105, is being amortized as compensation expenses over the vesting period, using the straight-line method.

Total stock based compensation expenses was $18 for the period from October 29, 2012 to December 31, 2012 and is recorded in the same line items used for cash compensation.  The unrecognized compensation cost at December 31, 2012 was $87 which is expected to be recognized  in 2013.

Activity and related information with respect to the Company's stock options is summarized as follows:

	For the years ended December 31,
	2012		2011		2010
	Shares	Exercise price	Shares	Exercise price	Shares	Exercise price

Under option at January 1	348,750	$11.00	348,750	$11.00	$348,750	$11.00
Options granted	109,762	1.43	-	-	-	-
Options exercised	-	-	-	-	-	-
Options forfeited or expired	-	-	-	-	-	-
Under option at December 31	458,512	$8.71	348,750	$11.00	348,750	$11.00
Options exercisable at December 31	348,750	11.00	348,750	11.00	348,750	11.00

The aggregate intrinsic value of options outstanding and exercisable represents the total intrinsic value (the difference between the fair value of the Company's stock on the last day of each year and the exercise price, multiplied by the number of options where the exercise price exceeds the fair value) that would have been received by the option holders had all option holders exercised their options as of year-end.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2012 the intrinsic values of options outstanding and exercisable were $24 and $0, respectively and at December 31, 2011 the intrinsic values of options outstanding and exercisable were $0.

15.	BUILD, SALE AND LEASE-BACK OF TWENTY-FOUR JUMBO DRY BARGES

On April 25, 2012, we entered into a barge building contract with a non-related third party whereby we agreed to sell twenty-four newbuilt jumbo dry barges.  In addition, at the same time we entered into a bareboat barge charter agreement with that same non-related third party to charter those twenty-four barges for a period of 10 years, with no purchase option at the end of the lease.

At December 31, 2012 the Company delivered and leased-back 14 jumbo dry barges.

At December 31, 2012, obligations under the operating lease were as follows:

Year ending December 31

2013	$2,019
2014	1,949
2015	1,879
2016	1,809
2017	1,739
Thereafter	7,430
Total	$16,825

Rent expense for the year ended December 31, 2012 was $266. When cash rental payments are not made on a straight-line basis, we recognize rental expense on a straight-line basis over the lease term.

Subsequent events

After December 31, 2012, the Company delivered and leased-back the remaining 10 jumbo dry-barges.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2012

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$307,343	$124,498	$34,244	$(466,075)	$10
Other current assets	201,491	55,084	50,405	-	306,980
Total current assets	508,834	179,582	84,649	(466,075)	306,990

Noncurrent assets
Vessels and equipment, net	-	218,832	429,574	(887)	647,519
Investment in affiliates	151,447	-	251	(151,447)	251
Other noncurrent assets	5,171	17,173	42,134	(8,920)	55,558
Total noncurrent assets	156,618	236,005	471,959	(161,254)	703,328
Total assets	$665,452	$415,587	$556,608	$(627,329)	$1,010,318

Current liabilities
Payable to related parties	$-	$194,805	$275,031	$(466,075)	$3,761
Current portion of long-term financial debt	80,000	6,420	42,611	-	129,031
Other current liabilities	5,701	34,441	25,811	-	65,953
Total current liabilities	85,701	235,666	343,453	(466,075)	198,745

Noncurrent liabilities
Due to affiliates	$-	$8,920	$-	$(8,920)	$-
Long-term financial debt	180,000	55,102	153,419	-	388,521
Other noncurrent liabilities	-	262	16,291	-	16,553
Total noncurrent liabilities	180,000	64,284	169,710	(8,920)	405,074
Total liabilities	265,701	299,950	513,163	(474,995)	603,819

Equity of Ultrapetrol (Bahamas) Limited	399,751	115,637	43,445	(159,082)	399,751
Noncontrolling interest	-	-	-	6,748	6,748
Total equity	399,751	115,637	43,445	(152,334)	406,499
Total liabilities and equity	$665,452	$415,587	$556,608	$(627,329)	$1,010,318

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2011

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$297,324	$101,196	$30,751	$(429,214)	$57
Other current assets	3,773	46,055	56,248	-	106,076
Total current assets	301,097	147,251	86,999	(429,214)	106,133

Noncurrent assets
Vessels and equipment, net	-	212,324	460,066	(945)	671,445
Investment in affiliates	201,323	-	373	(201,323)	373
Other noncurrent assets	6,825	7,850	63,704	(26,043)	52,336
Total noncurrent assets	208,148	220,174	524,143	(228,311)	724,154
Total assets	$509,245	$367,425	$611,142	$(657,525)	$830,287

Current liabilities
Payable to related parties	$-	$127,664	$302,708	$(429,214)	$1,158
Current portion of long-term financial debt	-	3,478	18,026	-	21,504
Other current liabilities	4,948	19,223	27,055	-	51,226
Total current liabilities	4,948	150,365	347,789	(429,214)	73,888

Noncurrent liabilities
Due to affiliates	$-	$26,043	$-	$(26,043)	$-
Long-term financial debt	260,000	51,522	179,967	-	491,489
Other noncurrent liabilities	-	218	14,521	-	14,739
Total noncurrent liabilities	260,000	77,783	194,488	(26,043)	506,228
Total liabilities	264,948	228,148	542,277	(455,257)	580,116

Equity of Ultrapetrol (Bahamas) Limited	244,297	139,277	68,865	(208,142)	244,297
Noncontrolling interest	-	-	-	5,874	5,874
Total equity	244,297	139,277	68,865	(202,268)	250,171
Total liabilities and equity	$509,245	$367,425	$611,142	$(657,525)	$830,287

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$121,985	$205,112	$(13,928)	$313,169

Operating expenses	-	(133,209)	(218,949)	13,870	(338,288)
Operating (loss) profit	-	(11,224)	(13,837)	(58)	(25,119)

Investment in affiliates	(49,470)	-	(1,175)	49,470	(1,175)
Other (expenses) income	(14,187)	(15,185)	(10,067)	-	(39,439)
Loss before income taxes	(63,657)	(26,409)	(25,079)	49,412	(65,733)

Income taxes benefit (expense)	-	2.769	200	-	2,969
Loss from continuing operations	(63,657)	(23,640)	(24,879)	49,412	(62,764)

Loss from discontinued operations	-	-	-	-	-
Net loss	(63,657)	(23,640)	(24,879)	49,412	(62,764)

Net income attributable to noncontrolling interest	-	-	-	893	893
Net loss attributable to Ultrapetrol (Bahamas) Limited	$(63,657)	$(23,640)	$(24,879)	$48,519	$(63,657)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$129,340	$190,630	$(15,488)	$304,482

Operating expenses	(8,490)	(112,238)	(179,800)	15,430	(285,098)
Operating (loss) profit	(8,490)	17,102	10,830	(58)	19,384

Investment in affiliates	(7,886)	-	(1,073)	7,886	(1,073)
Other (expenses) income	(2,429)	(23,212)	(12,642)	-	(38,283)
Loss before income taxes	(18,805)	(6,110)	(2,885)	7,828	(19,972)

Income taxes benefit (expense)	-	1,550	187	-	1,737
Loss from continuing operations	(18,805)	(4,560)	(2,698)	7,828	(18,235)

Loss from discontinued operations	-	-	-	-	-
Net loss	(18,805)	(4,560)	(2,698)	7,828	(18,235)

Net income attributable to noncontrolling interest	-	-	-	570	570
Net loss attributable to Ultrapetrol (Bahamas) Limited	$(18,805)	$(4,560)	$(2,698)	$7,258	$(18,805)

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2012

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net loss	$(62,764)	$(23,640)	$(23,986)	$47,626	$(62,764)
Loss from discontinued operations	-	-	-	-	-
Adjustments to reconcile net loss to net cash (used in) provided by operating activities from continuing operations	51,532	(1,935)	56,858	(47,626)	58,829
Net cash (used in) provided by operating activities from continuing operations	(11,232)	(25,575)	32,872	-	(3,935)
Net cash (used in) operating activities from discontinued operations	-	-	-	-	-
Net cash (used in) provided by operating activities	(11,232)	(25,575)	32,872	-	(3,935)

Intercompany sources	(10,019)	43,839	(16,697)	(17,123)	-
Non-subsidiary sources	-	(14,985)	(17,528)	-	(32,513)
Net cash (used in) provided by investing activities	(10,019)	28,854	(34,225)	(17,123)	(32,513)

Intercompany sources	-	(17,123)	-	17,123	-
Non-subsidiary sources	219,122	6,315	(870)	-	224,567
Net cash (used in) provided by financing activities	219,122	(10,808)	(870)	17,123	224,567
Net increase (decrease) in cash and cash equivalents	$197,871	$(7,529)	$(2,223)	$-	$188,119

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2011

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net loss	$(18,235)	$(4,560)	$(2,128)	$6,688	$(18,235)
Loss from discontinued operations	-	-	-	-	-
Adjustments to reconcile net loss to net cash (used in) provided by operating activities from continuing operations	12,134	21,396	6,165	(6,688)	33,007
Net cash (used in) provided by operating activities from continuing operations	(6,101)	16,836	4,037	-	14,772
Net cash (used in) operating activities from discontinued operations	-	-	(15)	-	(15)
Net cash (used in) provided by operating activities	(6,101)	16,836	4,022	-	14,757

Intercompany sources	(17,947)	(1,322)	(6,774)	26,043	-
Non-subsidiary sources	-	(42,907)	(54,956)	-	(97,863)
Net cash (used in) investing activities	(17,947)	(44,229)	(61,730)	26,043	(97,863)

Intercompany sources	-	26,043	-	(26,043)	-
Non-subsidiary sources	(15,000)	14,963	11,669	-	11,632
Net cash (used in) provided by financing activities	(15,000)	41,006	11,669	(26,043)	11,632
Net increase (decrease) in cash and cash equivalents	$(39,048)	$13,613	$(46,039)	$-	$(71,474)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2010

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net (loss) income	$(4,920)	$13,169	$5,307	$(18,476)	$(4,920)
Loss from discontinued operations	-	-	515	-	515
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities from continuing operations	(1,601)	(2,539)	10,913	18,476	25,249
Net cash (used in) provided by operating activities from continuing operations	(6,521)	10,630	16,735	-	20,844
Net cash (used in) operating activities from discontinued operations	-	-	(1,950)	-	(1,950)
Net cash (used in) provided by operating activities	(6,521)	10,630	14,785	-	18,894

Intercompany sources	(60,822)	(16,189)	-	77,011	-
Non-subsidiary sources	-	(3,850)	(52,239)	-	(56,089)
Net cash (used in) investing activities from continuing operations	(60,822)	(20,039)	(52,239)	77,011	(56,089)
Net cash provided by investing activities from discontinued operations	-	-	1,950	-	1,950
Net cash (used in) investing activities	(60,822)	(20,039)	(50,289)	77,011	(54,139)

Intercompany sources	-	-	77,011	(77,011)	-
Non-subsidiary sources	75,281	-	12,333	-	87,614
Net cash provided by financing activities	75,281	-	89,344	(77,011)	87,614
Net increase (decrease) in cash and cash equivalents	$7,938	$(9,409)	$53,840	$-	$52,369

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED

We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2012.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Ultrapetrol (Bahamas) Limited's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2013 expressed an unqualified opinion thereon.

Buenos Aires, Argentina March 14, 2013	/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED

We have audited Ultrapetrol (Bahamas) Limited's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Ultrapetrol (Bahamas) Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting".  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Ultrapetrol (Bahamas) Limited maintained, in all material respects, effective internal control over financial reporting at December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2012 of Ultrapetrol (Bahamas) Limited and subsidiaries and our report dated March 14, 2013 expressed an unqualified opinion thereon.

Buenos Aires, Argentina
March 14, 2013

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. Member of Ernst & Young Global

ITEM 19 – EXHIBITS

Exhibit Number	Description

1.1	Fifth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited.(1)
1.1.1	Sixth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited.
1.1.2	Seventh Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited.
1.2	Second Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited(2)
1.2.1	Third Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited.
1.3	Articles of Incorporation (English translation) and By-laws of Baldwin Maritime Inc.(3)
1.4	Articles of Incorporation (English translation) and By-laws of Bayham Investments S.A.(3)
1.5	Articles of Incorporation (English translation) and By-laws of Cavalier Shipping Inc.(3)
1.6	Bylaws (English translation) of Corporacion De Navegacion Mundial S.A.(3)
1.7	Articles of Incorporation (English translation) and By-laws of Danube Maritime Inc.(3)
1.8	Articles of Incorporation and By-laws of General Ventures Inc.(3)
1.9	Articles of Incorporation (English translation) and By-laws of Imperial Maritime Ltd. (Bahamas) Inc.(3)
1.10	Articles of Incorporation (English translation) and By-laws of Kattegat Shipping Inc.(3)
1.11	Memorandum of Association and Articles of Association of Kingly Shipping Ltd..(3)
1.12	Memorandum of Association and Articles of Association of Majestic Maritime Ltd.(2)
1.13	Articles of Incorporation and Bylaws of Massena Port S.A. (English translation).(3)
1.14	Memorandum of Association and Articles of Association of Monarch Shipping Ltd..(3)
1.15	Memorandum of Association and Articles of Association of Noble Shipping Ltd..(3)
1.16	Articles of Incorporation (English translation) and Bylaws (English translation) of Oceanpar S.A..(3)
1.17	Articles of Incorporation (English translation) and By-laws of Oceanview Maritime Inc..(3)
1.18	Articles of Incorporation and Bylaws of Parfina S.A. (English translation).(3)
1.19	Articles of Incorporation (English translation) and By-laws of Parkwood Commercial Corp..(3)
1.20	Articles of Incorporation (English translation) and By-laws of Princely International Finance Corp..(3)
1.21	Memorandum of Association (English translation) and Articles of Association of Regal International Investments S.A..(3)

1.22	Articles of Incorporation (English translation) and By-laws of Riverview Commercial Corp..(3)
1.23	Memorandum of Association and Articles of Association of Sovereign Maritime Ltd..(3)
1.24	Articles of Incorporation (English translation) and By-laws of Stanmore Shipping Inc..(3)
1.25	Articles of Incorporation (English translation) and By-laws of Tipton Marine Inc..(3)
1.26	Articles of Incorporation (English translation) and By-laws of Ultrapetrol International S.A..(3)
1.27	Articles of Incorporation and Bylaws of Ultrapetrol S.A. (English translation).(3)
1.28	Memorandum of Association and Articles of Association of UP Offshore (Holdings) Ltd..(3)
2.1	Form of Global Exchange Notes (attached as Exhibit A to Exhibit 4.3)..(3)
2.2	Registration Rights Agreement dated November 10, 2004..(3)
2.3	Indenture dated November 24, 2004..(3)
2.4	Form of Subsidiary Guarantee (Exhibit F to Exhibit 10.4 of Form F-4 filed with the Securities and Exchange Commission on January 24, 2005).(3)
4.1	Stock Purchase Agreement dated March 21, 2006 by and between Ultrapetrol (Bahamas) Limited and LAIF XI, LTD.(4)
4.2	Stock Purchase Agreement dated March 20, 2006 by and among Ultrapetrol (Bahamas) Limited, Crosstrade Maritime Inc, and Crosstrees Maritime Inc..(4)
4.3	Loan agreement dated as of September 15, 2008, between UABL Paraguay S.A., a subsidiary of Ultrapetrol (Bahamas) Limited, and International Finance Corporation(5)
4.4	Loan agreement dated September 15, 2008 between certain subsidiaries of Ultrapetrol (Bahamas) Limited, as joint and several borrowers, and International Finance Corporation(5)
4.5	Loan agreement dated as of November 28, 2008, between UABL Paraguay S.A., a subsidiary of Ultrapetrol (Bahamas) Limited, and The OPEC Fund for International Development(5)
4.6
Loan agreement dated as of June 24, 2008, pursuant to which one of Ultrapetrol (Bahamas) Limited's subsidiaries is a borrower and Ultrapetrol (Bahamas) Limited and certain of its other subsidiaries are joint and several guarantors(5)

4.7	Indenture dated as of December 23, 2010 for 7.25% Convertible Senior Notes Due 2017(6)
4.8	Loan agreement dated as of December 2, 2011, between UABL Paraguay S.A. and Riverpar S.A., as joint and several co-Borrowers, and International Finance Corporation(6)
4.9	Loan agreement dated as of December 15, 2011, between UABL Paraguay S.A. and Riverpar S.A., as joint and several co-Borrowers, and The OPEC Fund for International Development(6)
4.10
Investment Agreement by and among Ultrapetrol (Bahamas) Limited, Sparrow Capital Investments Ltd., Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P., dated November 13, 2012(7)

4.11	Shareholders' Agreement among Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012(8)
4.12
Shareholders' Agreement by and between Sparrow Capital Investments Ltd., Sparrow CI Sub Ltd., Triton Shipping Ltd., Quattro Shipping Holdings Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012(9)

4.13	Warrant to Purchase Class B Shares of Sparrow CI Sub Ltd. by and between Sparrow CI Sub Ltd. and Hazels Investments Inc., dated December 12, 2012(10)
4.14
Registration Rights Agreement by and among Ultrapetrol (Bahamas) Limited, Sparrow Capital Investments Ltd., Sparrow CI Sub Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc., dated December 12, 2012(11)

7	Statement of Ratio of Earning to Fixed Charges
8.1	Subsidiaries of Ultrapetrol (Bahamas) Limited (contained in Item 4.C.—Information on the Company—Organizational Structure in this Form 20-F)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
____________________
(1)	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed with the Securities and Exchange Commission on April 18, 2007 (Reg. No. 333-141485).
(2)	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed with the Securities and Exchange Commission on September 26, 2006 (Reg. No. 333-132856).
(3)	Incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol Bahamas) Limited filed with the Securities and Exchange Commission on January 24, 2005 (Reg. No. 333-122254).
(4)	Incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856).
(5)	Incorporated by reference to the Company's Report on Form 6-K submitted to the Securities and Exchange Commission on February 18, 2010.
(6)	Incorporated by reference to the Company's Form 20-F filed with the Securities and Exchange Commission on March 15, 2012.
(7)	Incorporated by reference to Exhibit 1 of the Form 6-K of Ultrapetrol (Bahamas) Limited submitted to the Securities and Exchange Commission on November 14, 2012.
(8)
Incorporated by reference to Exhibit D to the Schedule 13D/A No. 2 filed on December 14, 2012 by Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., SIPSA S.A., Felipe Menéndez and Ricardo Menéndez with the Securities and Exchange Commission relating to the Common Stock.

(9)
Incorporated by reference from Exhibit E to the Schedule 13D/A No. 2 filed on December 14, 2012 by Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., SIPSA S.A., Felipe Menéndez and Ricardo Menéndez with the Securities and Exchange Commission relating to the Common Stock.

(10)
Incorporated by reference to Exhibit F to the Schedule 13D/A No. 2 filed on December 14, 2012 by Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., SIPSA S.A., Felipe Menéndez and Ricardo Menéndez with the Securities and Exchange Commission relating to the Common Stock.

(11)
Incorporated by reference from Exhibit G to the Schedule 13D/A No. 2 filed on December 14, 2012 by Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc., SIPSA S.A., Felipe Menéndez and Ricardo Menéndez with the Securities and Exchange Commission relating to the Common Stock.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ULTRAPETROL (BAHAMAS) LIMITED

By: /s/ Felipe Menendez Ross
Name: Felipe Menendez Ross
Title:  Chief Executive Officer, President and Director

March 14, 2013