Form 20-F/A
period 2012-12-31
ULTRAPETROL BAHAMAS LTD
filed 2013-04-11
CIK 1062781

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

Yes [_]    No [_]

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the U.S. Securities and Exchange Commission, or SEC, on March 14, 2013, or the 2012 Form 20-F, is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

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

101
The following financial information from Ultrapetrol (Bahamas) Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 14, 2013, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2012 and 2011;
(2) Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010;
(3) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010;
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and
(5) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ULTRAPETROL (BAHAMAS) LIMITED

By:  /s/ Felipe Menendez Ross
Name: Felipe Menendez Ross
Title:  Chief Executive Officer, President and Director

April 11, 2013