Form 20-F
period 2013-12-31
ULTRAPETROL BAHAMAS LTD
filed 2014-03-12
CIK 1062781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    8⅞% First Preferred Ship Mortgage Notes due 2021 ("Notes due 2021")

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

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

ii

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 – KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited, or the Company, is for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 and has been derived from the Company's Financial Statements. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Statement of Operations Data:
Revenues (1)	$411,217	$313,169	$304,482	$230,445	$220,529
Operating and manufacturing expenses (2)	(297,478)	(254,427)	(224,607)	(150,922)	(140,607)
Depreciation and amortization	(42,535)	(43,852)	(39,144)	(34,371)	(41,752)
Loss on write- down of vessels	--	(16,000)	--	--	(25,000)
Administrative and commercial expenses	(41,730)	(32,385)	(29,604)	(27,051)	(25,065)
Other operating income, net	5,692	8,376	8,257	617	2,844
Operating profit (loss)	35,166	(25,119)	19,384	18,718	(9,051)

Financial expense	(33,551)	(35,793)	(35,426)	(25,925)	(24,248)
Foreign currency exchange gains (losses), net	18,849	(2,051)	(2,552)	(492)	1,011
Financial loss on extinguishment of debt	(5,518)	(940)	--	--	--
Financial income	170	6	332	399	340
(Loss) gain on derivatives, net	(142)	--	(16)	10,474	241
Investments in affiliates	(520)	(1,175)	(1,073)	(341)	(28)
Other, net	64	(661)	(621)	(875)	(707)

Income (loss) before income taxes	14,518	(65,733)	(19,972)	1,958	(32,442)
Income taxes (expense) benefit	(6,597)	2,969	1,737	(6,363)	(5,355)

Income (loss) from continuing operations	$7,921	$(62,764)	$(18,235)	$(4,405)	$(37,797)
(Loss) from discontinued operations (3)	$--	$--	$--	$(515)	$(2,131)
Net Income (Loss)	$7,921	$(62,764)	$(18,235)	$(4,920)	$(39,928)

Net Income (Loss) attributable to noncontrolling interest	553	893	570	451	(90)
Net Income (Loss) attributable to Ultrapetrol (Bahamas) Limited	7,368	(63,657)	(18,805)	(5,371)	(39,838)

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Amounts attributable to Ultrapetrol (Bahamas) Limited:
Income (loss) from continuing operations	7,368	(63,657)	(18,805)	(4,856)	(37,707)
(Loss) from discontinued operations	--	--	--	(515)	(2,131)
Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	7,368	(63,657)	(18,805)	(5,371)	(39,838)
Basic and diluted income (loss) per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$0.05	$(1.80)	$(0.64)	$(0.16)	$(1.28)
From discontinued operations	$--	$--	$--	$(0.02)	$(0.07)
	$0.05	$(1.80)	$(0.64)	$(0.18)	$(1.35)
Basic weighted average number of shares	140,090,112	35,382,913	29,547,365	29,525,025	29,426,429
Diluted weighted average number of shares	140,326,764	35,382,913	29,547,365	29,525,025	29,426,429

Balance Sheet Data (end of period):
Cash and cash equivalents	$72,625	$222,215	$34,096	$105,570	$53,201
Restricted cash - current	12,132	5,968	6,819	1,661	1,658
Working capital (4)	104,316	108,245	32,245	98,318	68,352
Vessels and equipment, net	715,431	647,519	671,445	612,696	571,478
Total assets	980,011	1,010,318	830,287	823,797	732,934
Total debt (5)	500,049	522,410	517,762	501,657	407,539
Common Stock	1,443	1,443	339	338	338
Number of shares outstanding	140,419,487	140,419,487	30,011,628	29,943,653	29,943,653
Ultrapetrol (Bahamas) Limited stockholders' equity	405,561	399,751	244,297	263,463	283,703
Noncontrolling interest	--	6,748	5,874	5,331	4,880
Total equity	405,561	406,499	250,171	268,794	288,583

Statement of Cash Flow Data:
Total cash flows provided by (used in) operating activities	19,847	(3,935)	14,757	18,894	38,716
Total cash flows (used in) investing activities	(120,726)	(32,513)	(97,863)	(54,139)	(83,598)
Total cash flows (used in) provided by financing activities	(48,711)	224,567	11,632	87,614	(7,776)
Adjusted Consolidated EBITDA (6)	$97,067	$32,045	$54,028	$61,293	$57,129

(1)
Includes total revenues from transportation and services of $345.6 million and $65.6 million from manufacturing in 2013; revenues from transportation and services of $282.9 million and $30.3 million from manufacturing in 2012 and revenues from transportation and services of $285.4 million and $19.1 million from manufacturing in 2011.

(2)
Operating and manufacturing expenses are voyage expenses, running costs and manufacturing costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Manufacturing expenses, which are incurred when a constructed river barge is sold, is comprised of steel cost, which is the largest component of our raw materials and the cost of labor. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums, lubricants and certain drydocking costs.

(3)	Net of income tax effect.

(4)	Current assets less current liabilities.

(5)	Includes accrued interest.

(6)	The following table reconciles our Adjusted Consolidated EBITDA to our cash flows from operating activities:

	Year Ended December 31,

	2013	2012	2011	2010	2009
	(Dollars in thousands)
Net cash provided (used in) by operating activities from continuing operations	$19,847	$(3,935)	$14,772	$20,844	$38,679
Net cash (used in) provided by operating activities from discontinued operations	--	--	(15)	(1,950)	37
Total cash flows from operating activities	19,847	(3,935)	14,757	18,894	38,716
Plus
Adjustments from continuing operations
Increase / Decrease in operating assets and liabilities	32,466	(2,391)	7,748	(6,974)	(14,052)
Expenditure for drydocking	10,150	5,978	3,478	8,204	5,242
Income taxes expense (benefit)	6,597	(2,969)	(1,737)	6,363	5,355
Financial expenses	33,551	35,793	35,426	25,925	24,248
(Losses) Gains on derivatives, net	(216)	--	(16)	10,474	241
Gain on disposal of assets	--	3,564	--	724	1,415
Contribution from sale and lease back	1,498	2,086	--	--	--
Allowance for doubtful accounts	(2,467)	(1,266)	(598)	(359)	21
Net loss (income) attributable to non-controlling interest	(553)	(893)	(570)	(451)	90
Other adjustments	(3,806)	(3,922)	(4,475)	(2,947)	(2,591)

Adjustments from discontinued operations	--	--	15	1,440	(1,556)

Adjusted Consolidated EBITDA	$97,067	$32,045	$54,028	$61,293	$57,129

The use of the term "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the U.S. Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "Adjusted Consolidated EBITDA" rather than EBITDA.

EBITDA as defined in the Notes due 2021 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-down of vessels). The calculation of EBITDA as defined in the Notes due 2021 excludes from all items those amounts corresponding to unrestricted subsidiaries under the indenture governing our 8⅞% First Preferred Ship Mortgage Notes due 2021, or the Indenture, from the time of designation as such. We have provided EBITDA as defined in the Notes due 2021 in this report because we use it to and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. We do not intend for EBITDA as defined in the Notes due 2021 to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. The foregoing definitions of EBITDA as defined in the Notes due 2021 may differ from other definitions of EBITDA or Consolidated EBITDA used in the financial covenants of our other credit facilities as further described under "Description of Credit Facilities and other Indebtedness" elsewhere in this annual report on Form 20-F. These definitions of EBITDA as defined in the Notes due 2021 may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2021 are available for management's discretionary use. EBITDA as defined in the Notes due 2021 has limitations as an analytical tool and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

•	Adjusted Consolidated EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,
•	Adjusted Consolidated EBITDA does not reflect changes in, or cash requirements for, our working capital needs,

•	Adjusted Consolidated EBITDA does not include income taxes, which are a necessary and ongoing cost of our operations,
•	Adjusted Consolidated EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,
•	Adjusted Consolidated EBITDA does not reflect the amortization of drydocking, or the cash requirements necessary to fund the scheduled dry docks of our vessels,
•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future and Adjusted Consolidated EBITDA does not reflect any cash requirements for such replacements; and

•	Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

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

The international shipping industry, which includes the offshore supply vessel sector, is both cyclical and volatile in terms of charter rates and profitability. These factors may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters and any renewal or replacement charters that we enter into may not generate revenue sufficient to allow us to operate our vessels profitably.

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

The factors that influence demand for vessel capacity include:

•	supply and demand for petroleum and petroleum products, iron ore, coal and grains as well as other cargo transported by vessels;

•	regional availability of refining capacity in the case of petroleum and petroleum products or crushing or manufacturing with respect to other cargo transported by other vessels;

•	global and regional economic and political conditions;

•	actions taken by OPEC and major oil producers and refiners;
•	the distance cargo transported by vessels;

•	changes in transportation patterns;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather and climate conditions;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of shipping capacity include:

•	current and expected new buildings of vessels;
•	shipbuilding capacity and the prices charged for new shipbuilding contracts;
•	the number and carrying capacity of newbuilding deliveries;

•	the scrapping rate of existing vessels;

•	the conversion of vessels to other uses;

•	the price of steel;

•	slow steaming;
•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

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

We derive most of our River Business revenues from transporting soybeans and other agricultural and mineral products produced in the Hidrovia Region, as well as petroleum products consumed in the region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of agricultural products, which would likely result in a reduction in demand for our services. For example in 2005, 2006, 2009 and 2012, droughts resulted in a decline of agricultural products in the Hidrovia region, which resulted in a decreased demand for our shipping services. In addition, adverse weather conditions in 2012 affected the navigability of the river system in which we operate. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers and any changes adversely affecting navigability of either of these rivers, such as low water levels or shifts in banks' locations, could reduce or limit our ability to effectively transport cargo on the rivers, as is normally the case in the High Paraguay River during the fourth quarter and part of the first quarter.

 The rates we charge and the quantity of freight we are able transport in our River Business can also be affected by:

•	demand for the goods we ship in our barges;

•	adverse river conditions, such as flooding and droughts, that slow or stop river traffic or reduce the quantity of cargo that we can carry in each barge;
•	navigational incidents involving our equipment resulting in disruptions of our programs;

•	any incidents or operational disruptions to ports, terminals or bridges along the rivers on which we operate;

•	changes in the quantity or capacity of barges available for river transport through the entrance of new competitors or expansion of operations by existing competitors;

•	disruption in the production of iron ore at the mines or lack of transportation to ports of loading;
•	the availability of transfer stations and cargo terminals for loading of cargo on and off barges;

•	the ability of buyers of commodities to open letters of credit and generally the ability of obtaining trade financing on reasonable terms or at all;

•	the availability and price of alternative means of transporting goods out of the Hidrovia Region;

•	As our vessels age they will have off hire periods which reduce their efficiency and eventually they will be retired.

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

Changes in rules and regulations with respect to cabotage or their interpretation or a change in the authorizations given by governments in the markets in which we operate may have an adverse effect on our results of operations.

In most of the markets in which we currently operate we engage in cabotage or regional trades that have restrictive rules and regulations on a region by region basis. Our operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Brazilian cabotage for Brazilian-flagged vessels, such as some of our Platform Supply Vessels, or PSVs. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on our cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of our vessels in those trades) or less restrictive (which could result in increased competition in these markets). Some of the contracts under which our foreign flag vessels are employed in Brazil, Argentina or Paraguay require periodical extensions by the respective flag authorities of their authorizations to operate under the respective cabotage laws. Those extensions may be delayed or rejected which may have an adverse effect to our results.

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

Demand for our product tankers and services in transporting petroleum products will depend upon world and regional petroleum products markets. Any decrease in shipments of petroleum products in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of petroleum products, including competition from alternative energy sources. In the long-term it is possible that demand for petroleum products may be reduced by an increased reliance on alternative energy sources, by a drive for increased efficiency in the use of petroleum products as a result of environmental concerns, or by high oil prices. Higher prices and/or a recession affecting the U.S. and or world economies may result in protracted reduced consumption of petroleum products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

Acts of piracy have historically affected ocean-going vessels trading in different regions of the world. During 2013, acts of piracy continue to affect maritime operations in traditional areas, such as the South China Sea, the Indian Ocean, the Gulf of Aden, off the coasts of Somalia and, increasingly, West Africa. Globally in 2013, the International Maritime Bureau ("IMB") reports that sea piracy worldwide declined by 11% from 2012 levels (264 incidents in 2013 compared to 297 in 2012) and a 41% decrease over 2011 levels (445 incidents).

According to the IMB, the Gulf of Guinea accounted for 46 of the global 2013 total of 264 incidents of piracy and armed robbery. 31 of these, including 2 hijackings, were attributed to Nigerian pirates and another 5 took place off Gabon, Ivory Coast, Nigeria and Togo. The trend is on the increase and incidents are spreading to the east and further offshore as naval operations increase off Nigeria. The principal targets of West African piracy are oil product tankers and OSVs which are either hijacked and crew members ransomed or cargo stolen and either sold on the black market or crudely processed in the multitude of illegal bush refineries along the coast.

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

Since 2007, a number of major financial institutions have experienced serious financial difficulties and in some cases, have entered into bankruptcy proceedings or are subject to regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels and their related earnings and the general health of bank's individual loan portfolios. If we are unable to obtain additional credit or draw down upon existing borrowing capacity, it may negatively impact our ability to fund current and future obligations. These outcomes could have a material adverse impact on our business, results of operations, financial condition, ability to grow and cash flows that could cause the market price of our common shares to decline.

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

 If economic conditions throughout the world do not improve, it may impede our operations.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and, therefore, our services. Such changes could adversely affect our results of operations and cash flows.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC and other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed.

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

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing or refinancing on acceptable terms and otherwise negatively impact our business

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

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

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends if we determine to pay dividends in the future..

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

The shipping industry is subject to extensive and changing international conventions and treaties, national, state and local environmental and operational safety laws and regulations in force in international waters and the jurisdictional waters of the countries in which the vessels operate, as well as in the country or countries in which such vessels are registered. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, US EPA VGP, EC Maritime directives,  regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, or MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the Internatioanl Convention of Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Safety of Life at Sea of 1974 or SOLAS, the International Convention on Load Lines of 1966, the International Ship and Port Facility Security Code and ILO MLC 2006. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to the management and disposal of hazardous materials and wastes, the cleanup of oil spills and other contamination, air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the drilling activity, offshore and shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Many of these environmental requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

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

While we expect that our newbuilding vessels will meet relevant MARPOL Annex VI requirements at the time of their delivery and that our existing fleet will comply with such requirements, subject to classification society surveys on behalf of the flag state, such compliance could require modifications to the engines or the addition of expensive emissions control systems, or both, as well as the use of low sulfur fuels. At present our vessels are complying with these requirements. It could happen that from time to time additional requirements may arise, but we do not expect them to have a material adverse effect on our operating costs.

MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Our Product Tanker (Alejandrina), our Product/Chemical Tankers (Miranda I and Austral) and our Crude Oil Tanker Amadeo are fully certified by class as double hull vessels. Our Ex oceangoing barge Parana Petrol has been converted into an iron ore transfer and storage unit for inland waterways (now called Parana Iron) and therefore classed as a bulk carrier.

IMO, USCG and EPA Ballast water regulations require all new vessels built on or after December 1, 2013, to be fitted with approved ballast water treatment plants.  This requirement is only a recommendation at this stage, since the Ballast Water Management (BWM) Convention has not yet entered into force. The requirement is different, depending on the vessel's age. In the particular situation of our fleet, since our vessels are constructed prior to 2009, the following requirements apply: For vessels with a ballast water capacity of 1,500 to 5,000 CUM compliance by first IOPP (International Oil Pollution Prevention Certificate) renewal survey following the anniversary date of delivery in 2014. If the entry into force is after 2014, compliance is by the first IOPP renewal survey, following the entry into force date. For vessels with ballast water capacity of less than 1,500 or more than 5,000 CUM, compliance is with first IOPP renewal survey following the anniversary date of delivery in 2016. If the entry into force is beyond 2016, compliance is by first IOPP renewal survey following the entry into force date. USCG has some additional requirements to be met under the EPA VGP (see below).

ILO MLC 2006 was fully implemented on August 20, 2013. Vessels are expected carry an MLC certificate and a DMLC document. Full implementation requires maintaining the accommodation and working conditions on board vessels to a certain minimum standard with a strict control of working hours of the crew and various other documentation/ record keeping on board. This also exposes the vessels to additional port state control inspections with risk of detentions if deficiencies are found. All our vessels are in compliance with the MLC 2006 certification requirements.

In the United States, OPA provides that owners, operators and bareboat charterers are strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the U.S. OPA provides for unlimited liability in some circumstances, such as a vessel operator's gross negligence or willful misconduct. Liability limits provided for under OPA may be updated from time to time. OPA also permits states to set their own penalty limits, provided they accept, at a minimum, the levels of liability established under OPA, and some states have enacted legislation providing for unlimited liability for oil spills. The IMO has adopted a similar liability scheme that imposes strict liability for oil spills, subject to limits that do not apply if the release is caused by the vessel owner's intentional or reckless conduct. The IMO and the European Union, or E.U., have also adopted separate phase-out schedules applicable to non-double hull tankers operating in international and EU waters. These regulatory programs may require us to introduce modifications or changes to tank configuration to meet the EU double hull standards for our vessels or otherwise remove them from operation.

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

US EPA VGP 2013 came into force on December 19, 2013. The new regulations stipulate use of EALs (Environmentally Acceptable Lubricants). This applies mainly to the stern tubes of vessels with oil lubricated bearings. Most present day stern seals are not compatible with EALs and will require replacement of seals with materials compatible with EALs. This rule also applies to any equipment using lubricants which can leak and contaminate the environment. This includes transverse thruster's seals, stabilizer fin seals, deck hydraulic equipment like winches, hatch hydraulic and deck cranes. Many of the existing equipment will require renewals of oil seals and use of expensive EALs.

The North American and Caribbean ECA regulations come into force as of January 1, 2014. This limits emissions of SOx, NOx and PM in these areas. SOx emission compliance will require vessels to burn low sulphur fuels.

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

The shipping industry including the offshore supply sector is highly competitive and we may not be able to compete successfully for charters with new entrants or established companies with greater resources or newer ships.

We employ our vessels in highly competitive markets. In our Offshore Supply Business, we compete with companies that operate PSVs, such as GulfMark, Maersk, Seacor, Tidewater, Bram Offshore, CBO, Wilson Sons and Brasmar. Some of these competitors are significantly larger than we are and have significantly greater resources than we do. Some of these competitors are significantly larger than we are and have significantly greater resources than we do. Some of our competitors may build additional vessels in Brazil, which may affect our ability to employ our non-Brazilian-flagged vessels in those markets in the future. This may enable these competitors to offer their customers lower prices, higher quality service and/or greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers. Further, some of these competitors, such as Transpetro and Sete Brasil Participacoes S.A., are affiliated with or owned by the governments of certain countries and may receive government aid or legally imposed preferences or other assistance, that may not be available to us.

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

 Future changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends if we determine to pay dividends in the future.

Compliance with safety and other vessel requirements imposed by classification societies or flag states may be very costly and may adversely affect our business.

The hull and machinery of our offshore supply fleet and ocean fleet and certain vessels in our river fleet are classed by classification societies. The classification society certifies that a vessel is in class and may also issue the vessel's safety certification in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our classed vessels are currently enrolled with classification societies that are members of the International Association of Classification Societies (IACS). In December 2013, the IACS adopted new harmonized Common Structure Rules that align with IMO goal standards, which will apply to oil tankers and bulk carriers contracted to be constructed on or after July 1, 2015.

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

Terrorist attacks have, in the past, targeted shipping interests, including ports or vessels. For example in October 2002, there was a terrorist attack on the Limburg, a very large crude carrier not related to us. Any future attack in the markets we serve may negatively affect our operations or demand for our services and such attacks may also directly impact our vessels or our customers. Further, insurance may not cover our loss or liability for terrorist attacks on our vessels or cargo either fully or at all. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

Failure to comply with the U.S. Foreign Corrupt Practices Act or similar laws could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Risks Relating to Our Company

We are an international company and are exposed to the risks of doing business in many different, and often less developed and emerging market, countries.

We are an international company and conduct almost all of our operations outside of the United States and we expect to continue doing so for the foreseeable future. Some of these operations occur in countries that are less developed and stable than the United States, such as (but not limited to) Argentina, Brazil, Chile, Paraguay, and Uruguay. Some of the risks we are exposed to by operating in these countries include among others:

•	political and economic instability, changing economic policies and conditions and war and civil disturbances;

•	recessions in economies of countries in which we have business operations;

•	foreign exchange rate variances could have non-cash impacts on the financial position as well as on the tax position of our foreign subsidiaries;

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

Restrictions imposed by the Argentinean government currently include the need for authorization from government agencies or banks (which abide by the requirements set forth by those agencies) in order to purchase foreign currency (for example, to pay for imported goods and services, including royalties, leasing and dividend payments or for hoarding purposes).

In this context, our subsidiaries in Argentina could find a decreased capacity to access this official foreign exchange market to acquire the necessary foreign currency to make transfers abroad for settlement of their obligations in foreign currency, and to remit dividends to their shareholders.

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

The credit facilities of our Company and its subsidiaries and the Indenture governing our 8⅞% First Preferred Ship Mortgage Notes due 2021, or the 2021 Notes, impose significant operating and financial restrictions on us that may limit our ability to successfully operate our business.

Our subsidiaries' credit facilities and the indenture governing the 2021 Notes impose significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long term interests. These restrictions limit our ability to, among other things:

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

Our credit facilities contain both financial and non-financial covenants. If we are not in compliance with any of our loan covenants and are not successful in obtaining waivers for the covenants breached, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which, unless cured, would impair our ability to continue to conduct our business.

Our loan agreements require that we comply with certain financial and other covenants.

A violation of loan covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to fully repay our indebtedness. Furthermore, an uncured or unwaived breach of loan covenants could cause our lenders to accelerate our indebtedness and foreclose their liens on the assets securing the loans, which would impair our ability to continue to conduct our business. Most of our loan agreements contain cross-default or cross-acceleration provisions that may be triggered by a default under one of our other debt agreements.

Due to climatic and navigational issues which affected particularly the third and fourth quarters of 2012 we did not temporarily comply with the historical debt service coverage ratio covenant of our loans with IFC and OFID, our lenders for our River Business, as of December 31, 2012. The historical debt service coverage ratio covenant requires us to maintain a historical debt service coverage ratio, on a consolidated basis, at the level of UABL Limited (our wholly owned holding subsidiary for the River Business and the guarantor of the IFC and OFID credit facilities) of not less than 1.3 for the last four fiscal quarters prior to the relevant date of calculation. IFC and OFID waived, on March 8 and 14, 2013, respectively, compliance with this ratio as of both December 31, 2012 and March 31, 2013.  As from June 30, 2013 and on December 31, 2013, we were in compliance with the historical debt service coverage ratio under our IFC and OFID financings.

Our ability to continue as a going concern is dependent on management's ability to successfully generate revenue to meet our obligations as they become due and have the continued support of our lenders.

The non financial covenants in our facilities (such as negative pledges, collateral maintenance provisions, and other similar provisions) while not posing an outright risk of triggering a financial non-compliance and consequent potential event of default, gradually and increasingly limit our ability to carry out our business while –for example in the case of negative pledges on assets- limiting the quantity and value of the assets that are free to be pledged as guarantee to future financings. Such limitation could in the future make it more difficult or even keep us from accessing new sources of financing by limiting our ability to provide suitable collateral. If we are unable to obtain waivers which allow us to release our assets from such negative pledges on a timely manner, we may be unable to obtain additional financing in satisfactory commercial terms, or at all. Similarly, loan to value ratios or collateral maintenance provisions also represent a risk by having the potential to cause early prepayments in order to regain compliance which could affect our liquidity in the future.

For a more detailed discussion of our loan covenants and the waivers mentioned above, please see "Description of Credit Facilities and Other Indebtedness".

We are involved in, and may expand further into, the building of dry bulk and tank barges for the river trade as well as construction of vessels either by subcontracting with several parties the various tasks necessary to complete the construction or by carrying them out ourselves.

We inaugurated a purpose built barge building facility at Punta Alvear in December 2009. We have similarly subcontracted and may subcontract in the future with different parties the building of the steel hull, the supply and assembly of engines, pipes, electrical conducts and other equipment and materials necessary to build vessels. Our production is dependent on a unionized local labor force, local generation of electrical power, on the availability of steel and other materials and suitable subcontractors. Any delay or interruption in the availability of these materials could cause delay in our production schedule. Also, registration of vessels following construction may take time due to the requirement in some jurisdictions of import licenses or individual authorizations by governmental authorities and/or by classification societies.

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

The failure of Petrobras to successfully implement its business plan for 2014-2018 could adversely affect our business.

On February 25, 2014, Petrobras announced its business plan for 2014-2018, which includes a projected capital expenditure budget of $220.6 billion between 2014 and 2018 with Exploration and Production (E&P) representing approximately 70% of the total budget, up from 62% of the previous $236.7 billion included in the 2013-2017 business plan. In addition, Petrobras' strategic objective in the E&P area is to produce an average of 4.0 million barrels of oil per day in the 2020-2030 period, under Petrobras' ownership in Brazil and abroad, by means of the acquisition of exploration rights.

 We believe that Petrobras' capital expenditure plans will provide significant opportunities within the Brazilian PSV market, particularly for companies that own or are constructing Brazilian-built vessels and we intend to actively pursue the further expansion of our PSV operations in Brazil, including seeking chartering opportunities for our PSVs under construction, evaluating the construction of additional PSVs within Brazil and identifying opportunities to utilize the preferential rights provided by our current Brazilian-built PSVs and any future PSVs we may construct. However, in the event Petrobras does not successfully implement its business plan for 2014-2018 or does not otherwise capitalize on the growth opportunities and favorable Brazilian regulations, there may be fewer opportunities to employ PSVs in Brazil than we may initially expect. Consequently, we may not be able to expand our PSV operations in Brazil as planned, which may adversely affect our Offshore Supply Business and results of operations.

Petrobras represented 23%, 29% and 28% of total revenues for the years ended December 31, 2013, 2012 and 2011, respectively.

The failure of a subcontractor or a joint venture partner or a co-provider of services under a contract may adversely affect our results.

We may subcontract or provide services jointly with other companies to third parties under a contract (acting as co-providers or as their subcontracts or other forms of association that may involve joint and several responsibility). Either party failure to comply with its obligation under the contract may result in losses to the other party. Under the agreements with our co-providers we may not be able to recover the losses we may suffer as a consequence of their inability to perform and under certain circumstances we may be liable to them for our own failures to perform. While we are insured (as described separately) and we do require from our co-provider a similar coverage against the third party risks normally incurred under the contracts that we perform we may not be able to control at all times that our co-providers will maintain valid such insurance coverage which may impose liabilities on us or our insurers.

Changes in governmental policies in South America could adversely affect our business, results of operations, financial condition and prospects.

We engage in business activities throughout South America. For the year ended December 31, 2013, 27%, 25%, 19%, 6% and 5% of our revenues were derived from charterers domiciled or whose cargoes originate in Paraguay, Brazil, Argentina, Uruguay and Bolivia, respectively. As a result, our business is and will continue to be subject to the risks generally associated with doing business in South America.

Governments throughout South America have exercised and continue to exercise, significant influence over the economies of their respective countries. Accordingly, the governmental actions, political developments, monetary policy, financial, regulatory and legal changes or administrative practices in these countries concerning the economy in general and the transportation industry in particular could have a significant impact on us. We cannot assure that changes in the governmental policies of these countries will not adversely affect our business, results of operations, financial condition and prospects.

Our substantial indebtedness could adversely affect our financial health, harm our ability to react to changes to our business and prevent us from fulfilling our obligations under our indebtedness.

As of December 31, 2013, we had total debt of approximately $497.3 million outstanding.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial debt could also have other significant consequences. For example, it could:

•	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

•
require us to dedicate a substantial portion, if not all, of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt or better access to capital;

•	limit our ability to raise additional financing on satisfactory terms or at all; and

•
adversely impact our ability to comply with the financial and other restrictive covenants in the indenture governing the notes and the credit agreements governing the debts of our subsidiaries, which could result in an event of default under such agreements.

Furthermore, our interest expense could increase if interest rates increase because some of the debt under the credit facilities of our subsidiaries is variable rate debt. See "Description of Credit Facilities and Other Indebtedness." If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the indenture governing the notes and the credit agreements governing the debts of our subsidiaries contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and restrictions, and the indebtedness incurred in compliance with these restrictions could be substantial. Furthermore, the indenture for the notes specifically allows us to incur additional debt. See "Description of the Notes—Certain Covenants—Limitation on Indebtedness." Any additional borrowings could be structurally senior to the notes and the related guarantees if they are secured using vessels that are not used to secure the notes. If we incur additional debt above the levels in effect upon the closing of this offering, the risks associated with our substantial leverage would increase. See "Capitalization," "Selected Historical Consolidated Financial Data," "Description of Credit Facilities and Other Indebtedness" and "Description of the Notes-Certain Covenants—Limitation on Indebtedness."

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the 2021 Notes, and any amounts borrowed under any of our subsidiaries' credit facilities and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness, including the 2021 Notes, and any amounts borrowed under our subsidiaries' credit facilities or to fund our other liquidity or capital needs.

If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be done on commercially reasonable terms, or at all. In addition, the indenture governing the 2021 Notes and the credit agreements governing our subsidiaries' various credit facilities may restrict us from adopting any of these alternatives. If we are not successful in, or are prohibited from, pursuing any of these remedies and cannot service our debt, our secured creditors may foreclose on our assets over which they have been granted a security interest.

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

As of December 31, 2013, we had $62.0 million of LIBOR-based variable rate borrowings under our credit facilities with International Finance Corporation, or IFC, and The OPEC Fund for International Development, or OFID, subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum.

As of December 31, 2013, we had $18.8 million of LIBOR-based variable rate borrowings under our credit facility with DVB, NIBC and ABN Amro subject to interest rate swaps, as economic hedges, to fix the interest rate of these borrowings between October 2012 and October 2016 at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, we had $18.6 million of LIBOR-based variable rate borrowings under such same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between March 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin. Finally, we had $18.0 million of LIBOR-based variable rate borrowings under such same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between October 2014 and October 2016 at a weighted average cost of debt of 1.22% per annum, excluding margin.

As of December 31, 2013, we had $7.7 million of LIBOR-based variable rate borrowings under our credit facility with DVB and Banco Security, subject to an interest rate swap, designated as cash flow hedge, to fix the interest rate of these borrowings at a weighted average interest rate of 3.39% per annum.

Additionally, as of December 31, 2013, we had other variable rate debt (due 2014 through 2021) totaling $169.2 million. These debts call for us to pay interest based on LIBOR plus a 120-400 basis point margin range. Some of our existing financing agreements, within the terms and conditions contained in the relevant loan agreement, used a cost of funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2013, the weighted average interest rate on these borrowings was 3.4%.

A 1% increase in LIBOR or a 1% increase in the cost of funds used as base rate by some of our lenders would translate to a $1.7 million increase in our interest expense per year, which would adversely affect our earnings.

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

Our River Business may be affected by the reliance on cargoes carried into and out of Paraguay and / or Brazil.

Future developments of alternative means of transportation in Paraguay or Brazil such as railways and pipelines may affect our results of operations due to the heavy reliance we have on cargo carried into and out of such countries. Various projects on investment in transportation infrastructure have been under observation and, if any of those were to materialize at any point in time, could impact our results of operations.

We may order building new vessels in the future, in yards anywhere in the world and we may experience delays in delivery under those future newbuilding contracts, which could adversely affect our financial condition and results of operations.

Additional newbuildings for which we may enter into contracts may be subject to delays in their deliveries or even non-delivery from the shipyards. The delivery of additional newbuildings could be delayed, canceled, become more expensive or otherwise not completed because of, among other things:

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

 If the delivery of any newbuildings for which we may enter into contracts, continues to be materially delayed or is canceled, especially if we have committed that vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected. Although building contracts typically incorporate penalties for late delivery, we cannot assure you that the vessels will be delivered on time or that we will be able to collect the late delivery payment from the shipyards or that in the case we collect those late delivery penalties, they are sufficient to compensate for losses suffered.

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

We are a holding company and as such we have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries conduct all of our operations and own all of our operating assets. As a result, our ability to pay dividends and service our indebtedness depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization. For example, some of our subsidiaries' existing credit agreements contain significant restrictions on the ability of our subsidiaries to pay dividends or make other transfers of funds to us. Further, some countries in which our subsidiaries are incorporated require our subsidiaries to receive central bank approval before transferring funds out of that country. In addition, under limited circumstances, the indenture governing the 2021 Notes permits our subsidiaries to enter into additional agreements that can limit our ability to receive distributions from such subsidiaries. If we are unable to obtain funds from our subsidiaries, we will not be able to service our debt or pay dividends, should we decide to do so, unless we obtain funds from other sources, which may not be possible.

We depend on a few significant customers for a large part of our revenues both on a consolidated and on a business segment basis and the loss of one or more of these customers could adversely affect our revenues.

On a consolidated basis, in the year ended December 31, 2013, our three largest customers were Petrobras, Cargill and Trafigura. In aggregate terms, our three largest customers accounted for 54% of our total revenues. In each of our business segments, we derive a significant part of our revenues from a small number of customers. Additionally, some of these customers, including many of our most significant ones, operate vessels and or barges of their own. These customers may decide to cease or reduce the use of our services for any number of reasons, including employing their own vessels. The loss of any one or a number of our significant customers, whether to our competitors or otherwise, could adversely affect our cash flow, revenues and earnings.

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

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. In particular, many members of our senior management team, including our CEO and Executive Vice President, have extensive experience in the shipping industry and have held their roles with us since our inception. If we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. The loss of any of the members of our management team could adversely affect our business prospects and results of operations and could lead to a decrease in the price of our notes and common stock. We do not maintain "key man" insurance on any of our officers. Further, the efficient and safe operation of our vessels requires skilled and experienced crew members. Difficulty in hiring and retaining such crew members could adversely affect the operation of our vessels and in turn, adversely affect our results of operations.

Secondhand vessels are more expensive to operate and repair than newbuildings and may have a higher likelihood of incidents which could adversely affect our earnings and as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

We purchased all of our oceangoing vessels and substantially all of our other vessels with the exception of our PSVs and part of our river fleet, secondhand and our current business strategy generally includes growth through the acquisition of additional secondhand vessels in all our business segments. While we inspect secondhand vessels prior to their purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Consequently, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair and if not detected, may result in accidents or other incidents for which we are liable to third parties. If we purchase and operate additional secondhand vessels, we could be exposed to increased operating costs which could adversely affect our cash flows and our earnings.

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

In addition to the P&I entry that we hold for all our fleet, the PSVs currently maintain third party liability insurance covering contractual claims that may not be covered by our P&I entry in the amount of $50.0 or in some cases up to $100.0 million. If claims affecting such policy exceed this amount, it could have a material adverse effect on our business and the results of operations.

All insurance policies that we carry include deductibles (and some include limitations on partial loss) and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Further, our insurance may not be sufficient to fully compensate us against losses that we incur, whether resulting from damage to or loss of our vessels, liability to a third party, harm to the environment, or other catastrophic claims. For example, our protection and indemnity insurance has a coverage limit of $1.0 billion for oil spills and related harm to the environment and $3.0 billion for passengers and crew claims. Although the coverage amounts are significant, such amounts may be insufficient to fully compensate us and thus, any uninsured losses that we incur, may be substantial and may have a very significant effect on our financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations or lack of payment of overdue premiums.

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

As of December 31, 2013, we employed 273 land-based employees, 288 shipyard workers and approximately 1,026 seafarers as crew on our vessels. Most of these seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to almost all companies who hire such individuals as crew.

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

We have made a substantial investment on our own barge building facility in Punta Alvear yard in Rosario, Argentina, where we build barges for sale to third parties and for our own account. Our production is subject to local unionization of our shipyard employees, inflation in local currency and exchange rate risks, which may result in cost increases. If one or more of these factors take place we may lose barge construction contracts to our competitors.

A reduction in the total output of the yard for any reason impacts the production cost of the barges because of the allocation of fixed costs over the total number of units produced. A severe reduction in the number of barges produced could render our production uneconomical. If the production is reduced we may not be able to reduce the labour force proportionately or we may have to incur significant severance costs to do so with a negative financial impact to us.

Our River Business could be adversely impacted by the construction or acquisition of existing or new barges by its competitors.

If one or more of our competitors in our river business were to acquire or contract for the construction of barges for their operation in the Hidrovia, we could have a material effect on our results of operations.

The Company's sale of barges to third parties could be adversely impacted by competition.

In the event that additional competing barge building facilities were to be established or barges built elsewhere in the world would be imported cost effectively then our third party barge sales would be subject to more price competition and our competitors would have access to new barges that would enable them to undergo fleet renewal.

Certain conflicts of interest may adversely affect us.

Certain of our directors and officers hold similar positions with other related companies. Felipe Menendez Ross, who is our President, Chief Executive Officer and a Director, is a Director of Oceanmarine, a related company that previously provided administrative services to us and has entered into joint ventures with us in salvage operations. Oceanmarine also operates slot charter container services between Argentina and Brazil, an activity in which we do not engage in at the present time. Ricardo Menendez Ross, who is our Executive Vice President and one of our Directors, is the President of Oceanmarine and is also a Director of The Standard Club Europe Ltd. and Standard Club Ltd., or Standard, a P&I club with which some of our vessels are entered. For the years 2011, 2012 and 2013, we paid to Standard $3.3 million, $3.5 million and $4.2 million, respectively, in P&I insurance premiums. Both Mr. Ricardo Menendez Ross and Mr. Felipe Menendez Ross are Directors of Maritima SIPSA, a company owned 49% by us and 51% by SIPSA S.A. (a related company), are Directors of Shipping Services Argentina S.A. (formerly I. Shipping Services) and Directors of Navalia S.A., companies that provide vessel agency services for third parties in Argentina and for our vessels calling at Buenos Aires, Ushuaia and other Argentinean ports. We are not engaged in the vessel agency business for third parties and the consideration we paid for the services provided by Shipping Services Argentina S.A. and Navalia S.A. to us amounted to $3.5 million in 2011, $1.7 million in 2012 and $2.0 million in 2013. Although these directors and officers attempt to perform their duties within each company independently, in light of their positions with such entities, they may face conflicts of interest in selecting between our interests and those of Oceanmarine, Shipping Services Argentina S.A., Navalia S.A. and Standard. In addition, Shipping Services Argentina S.A., Navalia S.A. and Oceanmarine are indirectly controlled by the Menendez family, including Felipe Menendez Ross and Ricardo Menendez Ross These conflicts may limit our fleet's earnings and adversely affect our operations. Although we cannot ascertain the exact amount of time allocated by these officers and directors to our business, generally such officers and directors dedicate a substantial portion of their average working week to our business and in any event in an amount sufficient to fulfill their obligations to us in their role as officer or director.

We may not be able to fulfill our obligations in the event we suffer a change of control.

If we suffer a change of control as defined by the indenture of our 2021 Notes, we will be required to make an offer to repurchase the 2021 Notes at a price of 101% of their principal amount plus accrued and unpaid interest within a period of 30 to 60 days. A change of control may also result in the banks that have other financings in place with us deciding to cross-default and/or accelerate the repayment of our loans. Under certain circumstances, a change of control of our company may also constitute a default under our credit facilities resulting in our lenders' right to accelerate their loans. We may not be able to satisfy our obligations if a change of control occurs.

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

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code,, 50% of the gross shipping income of our vessel owning or chartering non-U.S. subsidiaries attributable to transportation that begins or ends but that does not both begin and end in the U.S., will be characterized as U.S. source shipping income. Such income will be subject to a 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We believe that any U.S. source shipping income of our non-U.S. subsidiaries will qualify for the exemption from tax under Section 883 of the Code on the basis that our stock is primarily and regularly traded on the Nasdaq Global Select Market. However, we cannot assure you that our non-U.S. subsidiaries will at all times qualify for that exemption. In addition, changes in the Code, the Treasury Regulations or the interpretation thereof by the U.S. Internal Revenue Service (the "IRS") or the courts could adversely affect the ability of our non-U.S. subsidiaries to qualify for such exemption. If any of our non-U.S. subsidiaries are not entitled to that exemption, they would be subject to a 4% U.S. federal income tax on their gross U.S.-source shipping income. The imposition of this tax could have a negative effect on our business and would result in decreased earnings.

It should be noted that for the calendar years 2011, 2012 and 2013, our non-U.S. subsidiaries did not derive any U.S.-source shipping income. Therefore our non-U.S. subsidiaries should not be subject to any U.S. federal income tax for 2011, 2012 or 2013, regardless of their qualification for exemption under Section 883 of the Code.

Changes in tax laws or the interpretation thereof and other tax matters related to our UK tonnage tax election may adversely affect our future results.

Some of our non-Brazilian flagged PSVs are operated within the UK's tonnage tax regime. Under UK tonnage tax, UK corporation tax liabilities are calculated by reference to a notional daily profit, based on the tonnage of the vessels. This results in a lower effective tax rate than would be achieved if we were to be taxed in the UK outside of the tonnage tax regime. Tonnage tax is an elective regime with certain qualifying conditions, and is monitored by HMRC (the UK tax authority). Changes in tax laws, in the interpretation of the tax laws, or in the manner in which HMRC views our UK operations in the context of the tonnage tax rules, may adversely affect our future results due to potentially higher tax charges.

Some of our vessels operating in Brazil and/or in Chile operate under contracts with one of our Chilean subsidiaries; changes in the tax treaties in Argentina or Brazil (or in their interpretation ) may adversely affect our results of operations.

We are subject to certain antitrust legislations in certain countries in which we operate.

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

Sparrow, Sparrow CI Sub, Los Avellanos and Hazels, collectively, currently control approximately 87.9% of the voting common stock of the Company. Further there is a Shareholders Agreement dated as of November 13, 2012, by and among the Company, Sparrow, Sparrow CI Sub, Los Avellanos and Hazels which lays out the degree of cooperation required between such shareholders.

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

The issuance by us of additional shares of common stock or other equity securities of equal or senior rank could have the following effects:

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

Our Ocean Business has been built through the investment of capital from the operation of our fleet along with other sources of capital to acquire additional vessels. In 1998, we issued $135.0 million of 10 1/2% First Preferred Ship Mortgage Notes due 2008, or the Prior Notes. By 2001, our fleet had reached 13 oceangoing vessels with a total carrying capacity of 1.1 million dwt. During 2003, in an effort to remain ahead of changing environmental protection regulations, we began to sell our entire single hull Panamax and Aframax fleets (five vessels in total), a process that we completed in early 2004. We then focused in developing two different ocean fleets: a Capesize / OBO fleet and a Product Tanker fleet. However, in December, 2009, taking into account the future delivery of an increasingly large order book for Capesize vessels, the Company made the strategic decision to sell this asset class. The process started with the sale of our vessel Princess Susana on December 10, 2009, and finalized with the sale of our fourth Capesize vessel, Princess Katherine, on September 15, 2010. As we gradually moved out of Capesize vessels, we started to develop a regional cabotage container feeder service joining Buenos Aires with Ushuaia in the southern end of South America. We currently service this trade with two container feeder vessels, Asturiano and Argentino, acquired in April 2010 and December 2010, respectively.

We began our River Business in its current format in 1993. In October 2000, we formed a joint venture, UABL Ltd., or UABL, with American Commercial Barge Lines Ltd., or ACBL. From 2000 to 2004, we built UABL (our brand name in the River Business) into the leading river barge company in the Hidrovia Region of South America. We purchased from ACBL their 50% equity interest in UABL and started a process of growth that included several load outs (imports) of barges and pushboats from the United States of America and acquisitions of smaller companies already present in the Hidrovia, such as Otto Candies. In addition, in order to further expand our fleet capacity and replace old barges we built and inaugurated our own barge-building facility at Rosario, Argentina, in December 2009.

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

We initiated our Offshore Supply Business in its current format during 2003 through a joint venture with a wholly-owned subsidiary of the Fund and Firmapar Corp. (formerly Comintra Enterprises Ltd.). Our partners and us capitalized the business with $45.0 million of common equity and $70.0 million of debt and preferred equity from IFC to build our initial fleet of six PSVs. On March 21, 2006, we purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., or UP Offshore, the company through which we operate our Offshore Supply Business, from an affiliate of Solimar for a purchase price of $48.0 million. Following this acquisition, we held 94.45% of the issued and outstanding shares of UP Offshore.

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

On December 9, 2010, we entered into a loan agreement with DVB Bank SE and Banco Security to finance up to $40.0 million of the acquisition of two PSVs built for us, UP Turquoise and UP Jasper. This facility was drawn in two tranches, each in the amount of $20.0 million, upon the delivery of each of the respective PSVs. On December 16, 2010, we drew the first advance of $20.0 million in connection with the delivery of UP Turquoise. On June 14, 2011, we drew the second advance of $20.0 million in connection with the delivery of UP Jasper.

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

On January 18, 2013 we entered into a loan agreement with DVB Bank SE, NIBC Bank N.V. and ABN AMRO Capital USA LLC to finance up to $84.0 million for the refinance of the loan relating to the UP Jade plus the acquisition of three PSVs built for us, UP Amber, UP Pearl and UP Onyx. This loan agreement replaced the already existing agreement in place with DVB Bank SE and NIBC Bank N.V. that was signed on October 22, 2012. In addition, on October 22, 2013, we cancelled the construction of our UP Onyx (the last of the series of four vessels built in India), which reduced the commitment amount under such facility to up to $63.0 million.

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

On April 29, 2013, we appointed Ms. Cecilia Yad as the Company's Chief Financial Officer, succeeding Leonard J. Hoskinson, who remained with the Company as Vice President, International Finance.

On June 10, 2013, we issued our $200.0 million 8⅞% First Preferred Ship Mortgage Notes due 2021. Proceeds were used to redeem the full $180.0 million plus accrued interest of our 9% First Preferred Ship Mortgage Notes due 2014 ("the 2014 Notes") and for general corporate purposes.

On July 5, 2013, we entered into a Share Purchase Agreement with Firmapar Corp. (the "Offshore SPA"), the then owner of 5.55% of shares in UP Offshore (Bahamas) Limited ("UP Offshore"), our holding company in the Offshore Supply Business. Through the Offshore SPA we agreed to purchase from Firmapar Corp. the 2,500,119 shares of common stock of UP Offshore that we did not own. Subsequently, on July 25, 2013, we paid $10.3 million to Firmapar Corp. As from such date, we own 100% of the common stock of UP Offshore.

On July 10, 2013, we redeemed all $180.0 million of the 2014 Notes with proceeds of our offering of $200.0 million 8⅞% First Preferred Ship Mortgage Notes due 2021 issued on June 10, 2013.

On October 2, 2013, we closed the sale of $25.0 million in aggregate principal amount of our 8⅞% First Preferred Ship Mortgage Notes due 2021 (the "Add-On Notes"), which were offered as an add-on to our then outstanding $200.0 million aggregate principal amount of 8⅞% First Preferred Ship Mortgage Notes due 2021. As a result of the offering of the Add-On Notes, we have outstanding an aggregate principal amount of $225.0 million of our 8⅞% First Preferred Ship Mortgage Notes due 2021.

On December 20, 2013, we entered into a loan agreement of up to $38.4 million with DVB Bank SE and NIBC Bank NV (as co-lenders) to provide post-delivery financing on the acquisition of our two PSVs, UP Agate and UP Coral.

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

•
Our River Business, with 679 barges and 33 pushboats as of December 31, 2013, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 55% of world soybean production in 2013, as compared to 30% in 1995. We also own a barge building facility at Punta Alvear, which is the most modern of its kind in South America.

•
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. As of December 31, 2013, our Offshore Supply Business fleet consisted of fourteen Platform Supply Vessels, or PSVs, eleven of which are currently in operation and three recently acquired newbuilt 4,500 class PSV resales which are scheduled to commence operation in the second quarter of 2014. During the fourth quarter of 2013 we cancelled the construction of UP Onyx (the last of the series of four vessels built in India).

•
Our Ocean Business, as of December 31, 2013, operates six ocean-going vessels that we employ in the South American coastal trade where we have preferential rights and customer relationships. The six vessels are comprised of four Product Tankers and two container feeder vessels.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to increase volume, efficiency and market share in a targeted manner. For example, we replaced engines on six of our river pushboats as part of our re-engining program, increasing the pushing capacity of some of them, with new engines that should allow us to operate using heavy fuel which has been historically less expensive than the types of fuel currently used. This initiative seeks to maximize the size of our convoys thus reducing costs per ton transported. We expect that the recently acquired PSVs will allow us to further capitalize on the attractive offshore petroleum services market. We have also expanded on our ocean fleet through acquisitions or bareboat charters of specific types of vessels, by having purchased a 2003-built container vessel, the Frisian Commander, renamed Asturiano, with a carrying capacity of 1,118 Twenty-foot Equivalent Units, or TEUS, as well as a 2002-built container vessel, the Sinar Bontang, renamed Argentino, with a carrying capacity of 1,050 TEUS which operate in a flag-restricted trade in the Argentine cabotage market. We expect to continue inspecting vessels to replace those that will require substitution in the near future in our business segments. Finally we are examining the possibility of building or converting ships to participate, within the same business segments that we presently operate, in sectors or sizes not covered by our present fleet. We believe that the versatility of our fleet and the diversity of industries that we serve reduce our reliance on any particular sector of the shipping industry and offer numerous growth opportunities.

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

Our Lines of Business

Revenues	2013		2012		2011
Attributable to River Business	$246,798	60%	$163,279	52%	$174,594	57%
Attributable to Offshore Supply Business	93,154	23%	76,661	25%	64,606	21%
Attributable to Ocean Business	71,265	17%	73,229	23%	65,282	22%
Total	$411,217	100%	$313,169	100%	$304,482	100%

River Business. We have developed our River Business from a single river convoy comprising one pushboat and four barges in 1993 to the leading integrated river transportation company in the Hidrovia Region today. Our River Business, which we operate through our subsidiary UABL, had 679 barges with approximately 1.3 million dwt capacity and 33 pushboats as of December 31, 2013. Of those, 598 are dry barges that can transport agricultural and forestry products, iron ore and other cargoes and the other 81 are tank barges that can carry petroleum products, vegetable oils and other liquid cargoes. In addition we own an inland barge Parana Iron, which has been converted into an iron ore transfer and storage unit to be employed with a non-related third party. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor in this river system. We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia Region. At over 2,200 miles in length, the Hidrovia Region is comparable in length to the Mississippi River in the United States and produces and exports a significant and growing amount of agricultural products. In addition to agricultural products, we expect companies in the Hidrovia Region to continue expanding and initiating the production of other goods, including forest products, iron ore and pig iron.

We have purchased 25 new engines from MAN Diesel in connection with our engine replacement program set to re-motorize seven of our line pushboats and additionally increase the pushing capacity of some of them. The new engines consume heavier grades of fuel which have been historically cheaper than the diesel fuel our pushboats currently consume. Additionally, we intend to build four new high powered shallow drafted pushboats.

We own and operate a terminal at Dos Fronteras (Paraguay) and through a joint venture we own and operate a terminal at Tres Fronteras (Paraguay) to provide integral transportation services to our customers from origin to destination. We also own a drydock and repair facility to carry out fleet maintenance. We utilize night-running technology, which partially allows for night navigation of our convoys and improves asset utilization. As increasing agricultural production is expected to maintain its trend over the next few years, the Hidrovia requires an efficient solution to create the capacity necessary for river transportation. To such end we finalized in December 2009 the construction of our new shipyard at Punta Alvear for building barges and other vessels. This new yard has proven to be a cost-efficient tool to increase our capacity in both dry and tank barges and also to replace our older barges. This facility is one of the most modern of its kind in South America and has proven to be capable of producing barges in a timely and cost efficient manner when running at normal scale. We have also been successful in completing selected sales of barges to third parties for their operation.

Offshore Supply Business. Our Offshore Supply Business, which we operate through UP Offshore, is focused on serving companies that are involved in the complex and logistically demanding activities of deepwater oil exploration and production. Our PSVs are designed to transport supplies, equipment, drill casings and pipes on deck, along with fuel, water, drilling fluids and bulk cement in under-deck tanks and a variety of other supplies to drilling rigs and offshore platforms. In 2003 we ordered the construction of six technologically advanced PSVs. We took delivery of two of these vessels in 2005, two in 2006, one in 2007 and the last one in August 2009. During 2007 we also placed orders to build an additional four PSVs in India and two in China. In December 2010, we took delivery of the first Chinese vessel, UP Turquoise, which commenced its 4-year time charter with Petrobras on March 12, 2011, and our second one, UP Jasper, commenced operations in the North Sea on September 29, 2011. On May 22, 2012, we took delivery of our first Indian PSV, UP Jade, which commenced operation with Petrobras on August 10, 2012. On January 30, 2013, we took delivery of our second Indian PSV, UP Amber, which commenced operation with Petrobras on August 1, 2013. Finally, on August 12, 2013, we took delivery of our third Indian PSV, UP Pearl, which commenced operation with Petrobras on November 25, 2013. The last Indian PSV was cancelled due to excessive delays in its construction. On October 3, 2013, we entered into two MOAs whereby we agreed to acquire two state-of-the-art 5,145 dwt PSVs, UP Agate and UP Coral, and on October 25, 2013, we exercised our option to acquire a third PSV, UP Opal, sister to the aforementioned vessels. These three PSVs were ready for delivery at the yard in China and were delivered during the fourth quarter of 2013.

We intend to employ all vessels in our offshore fleet in markets such as Brazil, the North Sea, West Africa and other international markets in accordance with prevailing market conditions. Through one of our Brazilian subsidiaries, we have the competitive advantage of being able to operate a number of our PSVs in the Brazilian market with cabotage trading privileges, enabling those PSVs to obtain employment in preference to other non-Brazilian flagged vessels.

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

Ocean Business. In our Ocean Business, we operate six ocean-going vessels. Our four Product Tankers, one of which is on bareboat charter to us from a non- related third party, are currently employed in the South American cabotage trade of petroleum and petroleum products. Additionally, we own two container feeder vessels, the Asturiano and the Argentino.

We have pursued the expansion of our ocean fleet by participating in the container feeder service through the acquisition of the Asturiano and Argentino. Both vessels serve the regional container transportation requirements between the Argentinean coastal ports south of Buenos Aires and those on the south of Uruguay and act primarily as feeders for mainline large container vessels.

Our four Product Tankers, Miranda I, Alejandrina, Amadeo and Austral (under bareboat charter) are currently employed under time charters with major oil companies serving regional trades in Argentina and Brazil.

Ultrapetrol Fleet Summary (1)

River Fleet	Number of Vessels	Capacity	Description
Alianza G2	1	35,000 tons	Storage and Transshipment Station (2)
Paraná Iron (Ex -Parana Petrol)	1	43,164 tons	Converted into an Iron Ore Transfer and Storage Unit
Pushboat Fleet (3)	32	120,559 BHP	Various Sizes and Horse Power
Tank Barges	81	197,522 m3	Liquid Cargo (Petroleum Products, Vegetable Oil)
Dry Barges	598	1,063,270 tons	Carry Dry Cargo (Soy, Iron Ore, other products)
Total	713	N/A

Offshore Supply Fleet	Year Built	Capacity (DWT)	Deck Area (m2)

In Operation
UP Esmeralda	2005	4,200	840
UP Safira	2005	4,200	840
UP Agua-Marinha	2006	4,200	840
UP Topazio	2006	4,200	840
UP Diamante	2007	4,200	840
UP Rubi	2009	4,200	840
UP Turquoise	2010	4,900	1,020
UP Jasper	2011	4,900	1,020
UP Jade	2012	4,200	840
UP Amber	2013	4,200	840
UP Pearl	2013	4,200	840
UP Agate (4)	2013	5,145	1,000
UP Coral (4)	2013	5,145	1,000
UP Opal (4)	2013	5,145	1,000
Total		63,035	12,600

Ocean Fleet (5)	Year Built	Capacity (DWT/TEUs)	Description
Miranda I (6)	1995	6,575	Product / Chemical Tanker
Amadeo (6)	1996	39,530	Oil / Product Tanker
Alejandrina	2006	9,219	Product Tanker
Austral (7)	2006	11,299	Product / Chemical Tanker
Asturiano	2003	1,118 (8)	Container Feeder Vessel
Argentino	2002	1,050 (8)	Container Feeder Vessel
Total		66,623 (9)

(1) As of December 31, 2013.
(2) In lay-up condition – Out of operation.
(3) Does not include Alianza Rosario, an ocean-going tug currently not in operation.
(4) UP Agate, UP Coral and UP Opal were recently purchased as newbuilt resales from their shipyard in China and will undergo some upgrading work at the yard before their start of operations during the second quarter of 2014.
(5) Does not include Argos I, an ocean-going tug currently not in operation.
(6) Our Miranda I and Amadeo were both converted to double hull in 2007.
(7) Bareboat chartered-in until December 1, 2016.
(8) Twenty Foot-Equivalent Units, or TEUs.
(9) Only DWT capacity added – excludes TEUs.

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

In our Offshore Supply Business, we plan to continue chartering our PSV fleet in Brazil and in the North Sea for time charter employment. Currently there is no significant spot market in Brazil for PSVs. In the future, we may also decide to employ our PSVs in the spot market (short duration, one day or more) in UK's North Sea or West Africa combined with longer-term charters or in Brazil, either with cabotage privileges or as foreign flagged vessels.

We have historically operated our cabotage Ocean Business tanker vessels under period time charters and will try to continue to do so. Our two container feeder vessels operate on a voyage by voyage basis. We have outsourced the commercial efforts to a shipping agent on a commission basis.

The future minimum revenues, before deduction for brokerage commissions, expected to be received on time charter agreements of our PSVs in our Offshore Supply Business chartered in Brazil, which terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2014	$91,575
2015	81,262
2016	74,704
2017	33,277
Total	$280,818

The future minimum revenues, before deduction for brokerage commissions of three product tanker vessels (one of them leased) in our Ocean Business chartered in South America, expected to be received on time charter agreements, which terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2014	$21,000
2015	8,437
2016	7,720
Total	$37,157

On November 12, 2012, one of our subsidiaries in the River Business, entered into a transshipment services agreement to provide storage and transshipment services of cargo from river barges to ocean export vessels through our Parana Iron transfer and storage unit, for a three-year term renewable for another three years, at the customer option. The future minimum revenues, before reduction for commissions, expected to be received were as follows: $10.6 million, $13.2 million, $13.2 million and $2.6 million in 2014, 2015, 2016 and 2017, respectively. Conversion of the Parana Iron was completed in early March 2014 and the three years start counting as from entry into operation which is expected to occur around April 1, 2014.

In the fourth quarter of 2013 we entered into a 5-year agreement with Vale to time charter four river pushboats with 16 barges each (each "a convoy"). The four convoys were delivered in January 2014.

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

Our subsidiaries, UP Offshore Brazil, Sernova and Ravenscroft undertake the technical and marine related management for our offshore and ocean vessels including dry docks, repairs and maintenance, the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of a portion of the related accounts on our behalf through its related offices in Coral Gables, Aberdeen, Buenos Aires and Rio de Janeiro. Our management companies are ISM certified and between them hold Documents of Compliance for the management and operation of tankers, PSVs, general cargo vessels and container ships.

Ravenscroft seeks to manage vessels for and on behalf of vessel owners who are not related to us and will actively pursue new business opportunities through Ship Management and Commercial Services Ltd., or SMS, which is our subsidiary dealing with third party ship management.

Competition

River Business

We maintain a leading market share in our River Business. We own the largest fleet of pushboats and barges in the Hidrovia Region. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor. We compete based on reliability, efficiency and price. Key competitors include Navios South American Logistics, Naviera Chaco and Fluvioalba. In addition, some of our customers, including Archer Daniels Midland, Cargill, Louis Dreyfus and Vale have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Our River Business also indirectly competes with other forms of land-based transportation such as truck and rail.

Through our presence in the barge-building industry we compete with other shipyards in the region such as Astillero Tsuneishi Paraguay S.A., CIE, Riopal and other shipyards located outside of South America, mainly in China and South Korea.

Offshore Supply Business

In our Offshore Supply Business, our main competitors in Brazil are the local offshore companies that own and operate modern PSVs. The largest of these companies are CBO, Wilson Sons and Bram Alfanave (Edison Chouest) who currently own a substantial number of modern PSVs and are in the process of building additional units. Also, some of the international offshore companies that own and operate PSVs, such as Tidewater and Maersk, have built Brazilian-flagged PSVs. In the North Sea market, where three of our PSVs operated during 2008 and 2009 and where our UP Jasper is operating today, we actively compete with other large, well established owners and operators such as Gulfmark Offshore, Bourbon and DOF Farstad.

Ocean Business

We face competition in the transportation of crude oil and petroleum products as well as other bulk commodities from other independent ship owners and from vessel operators who primarily charter-in vessels to meet their cargo carrying needs. The charter markets in which our vessels operate are highly competitive. Competition is primarily based on prevailing market charter rates, vessel location and the vessel manager's reputation. Our competitor in crude oil and petroleum products transportation within Argentina and between Argentina and other South American countries is Antares Naviera S.A. and its affiliated companies. Navios South American Logistics, who is a competitor in our River operation, also competes in the Argentinean Coastal Tanker market. In other South American trades our main competitors are Naviera Sur Petrolera S.A. and Naviera Elcano (through their various subsidiaries). These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas.

We operate two container vessels in the Argentinean market to supply the domestic trade between different ports and operate as a feeder service for mainline carriers such as Maersk Line, Evergreen, MOL, MSC, Hamburg Sud, CMA-CGM, PIL and Login for import and export cargoes. Our main competitor in this sector is Maruba, which currently operates chartered vessels of similar characteristics as ours and that offer a similar service. Our Container Business also indirectly competes with other forms of land-based transportation such as trucks.

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

  Dry Bulk Cargo

Soybeans. Argentina, Bolivia, Brazil, Paraguay and Uruguay produced in aggregate about 41.5 million tons, or mt, of soybeans in 1995 and an estimated 146.3 mt in 2013, an 18-year compound annual growth rate, or CAGR, of 7.3% from 1995. These countries account for an estimated 55% of world soybean production in 2013, up from only 30% in 1995.

Of the above-mentioned countries of the Hidrovia Region, the area harvested of soybeans has increased from approximately 18.9 Mha (million hectares, 1 hectare = 2.47 acres) in 1995 to an estimated 52.5 Mha in 2013, a 18-year CAGR of 5.8%. Further, with advances in technology, productivity of farmland has also improved.

The growth in soybean production has not occurred at the expense of other key cereal grains. Production of corn (maize) in Argentina, Bolivia, Brazil, Paraguay and Uruguay combined grew from 50.3 mt in 1995 to 111.6 mt in 2013, a 18-year CAGR of 4.5%. Production of wheat in these countries grew from 14.4 mt in 1995 to 16.7 mt in 2013, a 18-year CAGR of 0.8%.

Iron Ore. In the Corumba area in Brazil reached by the High Paraguay River, there are three large iron ore mines, two of which are owned by the Brazilian mining company Vale (following the 2009 acquisition of Rio Tinto's assets in the region) while the third one is owned by MMX Mineração & Metálicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by river barge, has grown from about 1.1 million mt, or mmt, since 2001 to 7.8 mmt in 2012, a 11-year CAGR of 19.6%. Estimated production for 2013 is 6.9 mmt (based on reported nine months 2013 production for Vale annualized on a pro rata basis and actual first six months operation of MMX). Iron ore prices have on average decreased 1% from December 2011 to December 2013. Increases in iron ore prices during 2014 and 2015 should support continued growth in production of iron ore.

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

Offshore Supply Industry

The market for offshore supply vessels, or OSVs, both on a worldwide basis and within Brazil, is driven by a variety of factors. On the demand side, the driver is the growth in offshore oil development / production activity, which in the long term is driven by the price of oil and the cost of developing the particular offshore reserves. Demand for OSVs is further driven by the location of the reserves, with fields located further offshore and in deeper waters generally requiring more vessels per field and larger, more technologically advanced vessels. The supply side is driven by the availability of the vessel type needed (i.e., appropriate size and technology), which in turn is driven by historical newbuilding patterns and scrapping rates as well as the current employment of vessels in the worldwide fleet (i.e., whether under long-term charter) and the rollover schedule for those charters. Technological developments also play an important role on the supply side, with technology such as dynamic positioning that meets certain support requirements better.

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

OSVs generally support oil exploration, production, construction and maintenance activities on the continental shelf and have a high degree of cargo flexibility relative to other offshore vessel types. They utilize space above and below deck to transport dry and liquid cargo, including heavy equipment, pipes, drilling fluids, provisions, fuel, dry bulk cement and drilling mud.

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

The primary customer for PSVs in Brazil is Petrobras, the Brazilian national oil company. The Brazilian government has also allowed foreign companies to participate in offshore oil and gas exploration and production since 1999. Other companies active in Brazil in offshore oil and gas exploration and production industry include Total, Shell, BP, Repsol and ChevronTexaco. The deepwater Campos Basin, an area located about 80 miles offshore, has been the leading area for offshore activity. Activities have been extended to the deepwater Santos and Espirito Santo Basins located far off the coast while additionally requiring resources to develop pre salt areas of water depths of over 9,000 feet. During 2008, 2009 and 2010, several significant discoveries have been made, which could possibly more than double Brazilian oil reserves when confirmed.

On February 25, 2014, Petrobras announced its business plan for 2014-2018, which includes a projected capital expenditure budget of $220.6 billion between 2014 and 2018 with Exploration and Production (E&P) representing approximately 70% of the total budget, up from 62% of the previous $236.7 billion included in the 2013-2017 business plan. In addition, Petrobras' strategic objective in the E&P area is to produce an average of 4.0 million barrels of oil per day in the 2020-2030 period, under Petrobras' ownership in Brazil and abroad, by means of the acquisition of exploration rights.

Deepwater service favors large modern vessels that can provide a full range of flexible services including dynamic positioning systems while providing economies of scale to installations distant from shore. Cabotage laws favor employment of Brazilian flag vessels. However, according to industry sources, many of the Brazilian flag PSVs and supply vessels are smaller and older than now required, with approximately 25% of the national fleet of at least 20 years of age. Temporary authority is granted for foreign vessels to operate only if no Brazilian flag vessels are available.

The North Sea Market

The North Sea is a similarly demanding offshore market due to difficult weather and sea conditions, significant water depths, long distances to be traveled and sophisticated technical requirements.

This market is both mature and developed. Its high competition ultimately results in exploration activity and OSV demand being driven mainly by consistently high oil prices to attract oil majors and operators into the region.

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

The Regional Tanker Market

Regional Oil Demand

Argentina's oil demand was estimated at about 685,000 barrels per day, or bpd, in 2011, up from about 474,000 bpd in 2001, resulting in a 10-year CAGR of 3.7%.

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

The Regional Patagonian Container Shipping Trades

Regional Container Shipping Demand

Coastal container shipping provides important north-south links between Buenos Aires and coastal ports in southern Argentina. Buenos Aires city and province have about 46% of Argentina's population and is the centre of much economic activity. However, Argentine economic development programs encourage manufacturing in the southern Argentine region of Tierra del Fuego. Finished goods are transported north from the port of Ushuaia to Buenos Aires for distribution. Most of the cargo in this service initiates as containers transported by the major international lines containing components for manufacturing that are carried from China and other foreign ports of origin to Buenos Aires with transshipment to Ushuaia under feeder agreements with the major international lines. Cargo is also carried to and from other southern Argentine ports, such as Puerto Madryn, as demand requires.

Disclaimer

Throughout this Industry Section, all figures related to harvested area and production of soybean, corn and wheat for South America and specifically for Argentina, Bolivia, Brazil, Paraguay and Uruguay are obtained through the USDA Foreign Agricultural Service website some time prior to filing this 20-F.

Figures related to Iron Ore production in the Corumba Region from Vale and MMX were extracted from each of the respective companies' public records (including Earnings Presentation, 20-Fs and Annual Reports). Iron Ore price trends were extracted from Indexmundi's website whose source is the International Monetary Fund.

Data included in the Brazilian offshore section has been extracted from public information presented by both Petrobras and ANTAQ, as well as industry sources, while both current North Sea activities and crude oil prices have been retrieved from industry sources.

Oil demand figures were extracted from Indexmundi's website whose source is the International Monetary Fund.

Environmental and Government Regulations

Government regulations significantly affect our operations, including the ownership and operation of our vessels. Our operations are subject to international conventions, national, state and local laws and regulations in force in international waters and the jurisdictional waters of the countries in which our vessels may operate or are registered, including OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Port and Tanker Safety Act, the IMO International Convention for the Prevention of Pollution from Ships, or MARPOL, other regulations adopted by the IMO, ILO and the European Union, various volatile organic compound emission requirements, the IMO / U.S. Coast Guard pollution regulations, U.S. EPA VGP regulations and various SOLAS amendments, as well as other regulations. Compliance with these requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

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

MARPOL Annex II and the IBC code were revised and the revisions came into force as of January 1, 2007. This revision affected 33 cargoes which account for a large percentage of the world's chemical and vegetable oil trade. Many of these cargoes which could be carried in product tankers with NLS certificates are now required to be carried by chemical tankers.

In 2012, the MEPC adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS.  These amendments, which are expected to enter into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

In 2013, the MEPC adopted by resolution amendments to the MARPOL Annex I Conditional Assessment Scheme, or CAS. The amendments, which are expected to become effective on October 1, 2014, pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, known as Emission Control Areas, or ECAs (see below).

Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contains no more than 3.50% sulfur. By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" or ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. ECA designations subject ocean-going vessels within the designated area to stringent emissions controls, which might cause vessels to require segregated bunker tanks and cylinder oil tanks to use different fuels in coastal waters and open seas, which threatens to add an additional cost burden to ship owners. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships in part to address greenhouse gas emissions. It makes the Energy Efficiency Design Index (EEDI) apply to all new ships, and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. Amendments to SOLAS Chapter VII apply to vessels transporting dangerous goods and require those vessels are in compliance with the International Maritime Dangerous Goods Code (IMDG Code). The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation for Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

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

The ISM Code requires that ship operators obtain a safety management certificate, or SMC, for each ship they operate. This certificate evidences compliance by a ship's operators with the ISM Code requirements for a safety management system, or SMS. No ship can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or DOC, issued in most instances by or on behalf of the ship's flag state.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO has adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's personal fault and under the 1992 Protocol where the spill is caused by the ship owner's personal act or omission by an intentional or reckless conduct where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our insurance will cover the liability under the plan adopted by the IMO.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. OPA limits the liability of responsible parties with respect to single-hull tankers over 3,000 gross tons to the greater of $3,200 per gross ton or $23.496 million; but for all other tankers over 3,000 gross tons, liability is limited to the greater of $2,000 per gross ton or $17.088 million. For non-tank vessels (e.g. drybulk), liability is limited to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating  regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA.  Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws.

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

We believe we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call or are likely to call. However, our exposure is limited since we do not call at U.S. ports regularly.

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

The EPA (Environmental Protection Agency) regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit (VGP) authorizing ballast water discharges and other discharges incidental to the operation of vessels. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. The EPA 2013 VGP came into force on December 19, 2013. The new regulations stipulate use of EALs (Environmentally Acceptable Lubricants). This applies mainly to the stern tubes of vessels with oil lubricated bearings. This includes transverse thruster's seals, stabilizer fin seals. Most present day stern and other under water equipment seals are not compatible with EALs and will require replacement of seals with materials compatible with EALs. Replacement of underwater equipment seals will require additional work of dismantling the equipment during the next scheduled dry dockings or even dry docking the vessel where an underwater inspection would suffice for a survey. This rule also applies to any equipment on using lubricants which can leak and contaminate the environment which also includes deck hydraulic machinery like mooring winches, hatch hydraulics and cranes. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. In 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships into U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004. Additionally some voluntary and mandatory requirements and record keeping including EPA VGP reporting is required. Compliance with the EPA and the U.S. Coast Guard regulations require the installation of approved equipment in line with IMO rules on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. Presently Coast guard has not finalized their own standards for ballast water treatment equipment and are temporarily (for 5 years) accepting internationally approved equipment from other countries, however the equipment may require replacement after USCG adopts their own standards if the previous equipment does not meet the new USCG standards.

As of January 1, 2007, vessels operating in coastal waters of the state of California were required to comply with the State's Marine Vessel Rules concerning emissions from auxiliary diesel engines. These rules impose emission limits on vessels operating in 24 nautical miles coastal area from the California baseline. They additionally require certain emission requirements compliance based on the fleet size and frequency of port calls and alternatively requires use of shore power or payment of fees for non compliance. They are codified at California Code of Regulations (CCR), Title 13, 2299.1 and CCR Title 17, 93118. However, on February 27, 2008, the United States Court of Appeals for the Ninth Circuit, in Pacific Merchant Shipping Association v. Goldstene, 517 F.3d 1108 (No. 07-16695), held that the rules were preempted by the United States Clean Air Act and issued an injunction preventing their enforcement absent approval by the EPA.

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

The state of California has more stringent regulations of air emissions from ocean-going vessels. The California Air Resources Board of the State of California, or CARB, has approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. As of January 1, 2014, the State of California requires that both U.S. and foreign flagged vessels, subject to specified exceptions, use reduced sulfur content fuel of no more than 0.1% for marine gas oil and for diesel oil when operating within 24 nautical miles of California's coastline and ECA Regulations. These new regulations may require significant expenditures on low-sulfur fuel and would increase our operating costs.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. The RCRA imposes significant recordkeeping and reporting requirements on transporters of hazardous waste. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for cleanup costs under applicable laws.

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

Amended EU sulphur directive has imposed the following limits:

•	The sulfur limit in ECAs is now 1.00% falling to 0.10% in 2015;

•	A 0.50% sulfur limit will be implemented in all EU water (outside ECAs) by 2020, even if the IMO decides to delay the global limit;

•	Passenger ships operating outside ECAs but on regular service between EU ports continue to be subject to a 1.50% sulfur limit until 2020, when the EU-wide 0.50% sulfur limit applies;

•	Ships at berth in EU ports are required to use only fuels with a maximum 0.1% sulfur content.

China

As China becomes more aware of the impact of pollution and with increased sea going traffic in its coastal waters, they are beginning to impose new regulations for vessels entering Chinese coastal waters. As of January 1, 2012, China Maritime Safety Administration, or MSA, requires certain vessels entering Chinese coastal waters to have a contract in place with a qualified ship pollution response company in the region. These vessels are required to notify the contracted Pollution Response company of the vessel's movements as per China MSA rules.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships which were adopted by MEPC in July 2011, entered into force. Currently operating ships are required to develop Ship Energy Efficiency Management Plans (SEEMPs), and minimum energy efficiency levels per capacity mile applies to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In June 2011, the European Commission developed a strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). ILO MLC 2006 was fully implemented on August 20, 2013. All vessels above 500 gross tons are required to undergo surveys, carry a MLC certificate (Maritime Labour Certificate) and DMLC document (Declaration of Maritime Labor Compliance). Full implementation requires maintaining the accommodation and working conditions on board vessels to a certain minimum standard with a strict control of working hours of the crew, records regarding crew working hours, accommodation hygiene and crew complaints are to be kept on board. This may expose the vessels to additional port state control inspections with risk of detentions if deficiencies are detected.

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

Safety of Navigation

Amendments to SOLAS Chapter V Regulation 19 that were adopted by the IMO on June 5, 2009, in Resolution MSC.282(86).

This requires a Bridge Navigational Watch Alarm System (BNWAS) to be fitted on all types of ships in a phased manner depending on the type, build date and size of the ship. Cargo ships of 150 gross tonnage and upwards and passenger vessels were the first to be fitted with BNWAS. All other vessels of 3000 GRT and above, before July 1, 2012, 500 GRT and above before July 1, 2013, and 150 GRT and above before July 1, 2014. We have installed a BNWAS in all our vessels, as required by the applicable regulations.

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

Currently our oceangoing and offshore vessels are scheduled for intermediate surveys and special surveys as follows:

Intermediate survey		Special survey
Year	No. of vessels	Year	No. of vessels
2014	5	2014	2
2015	3	2015	4
2016	3	2016	5
2017	2	2017	4
2018	4	2018	3

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or IACS. In December 2013, the IACS adopted new harmonized Common Structure Rules that align with IMO goal standards, which will apply to oil tankers and bulk carriers contracted to be constructed on or after July 1, 2015. All our oceangoing vessels are certified as being "in class".

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

Strike Insurance

Some of our vessels are covered for loss of time due to strikes (on board and in some cases on shore and on board). This insurance is taken with the Strike Club who also insures a portion of the loss of hire deductibles in some of our vessels. There can be no assurance that we will be able to renew these policies at comparable rates or at all.

Protection and Indemnity Insurance

Protection and indemnity insurance covers our legal liability for our shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, fines and other penalties imposed by customs or other authorities, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, wreck removal and other risks. Coverage is limited for vessels to approximately $7.5 billion with the exception of oil pollution liability, which is limited to $1.0 billion per vessel per incident.

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

Ultrapetrol (Bahamas) Limited has ownership (both direct and indirect) in the following companies:

COMPANY NAME	INCORPORATION JURISDICTION	OWNERSHIP (1)
Ultrapetrol (Bahamas) Limited	Bahamas
Agencia Maritima Argenpar S.A.	Argentina	100.00%
Agriex Agenciamentos, Afretamentos e Apoio Maritimo Ltda.	Brazil	100.00%
Amber Shipping Inc.	Panama	100.00%
Arlene Investments Inc.	Panama	100.00%
Bayshore Shipping Inc.	Panama	100.00%
Brinkley Shipping Inc.	Panama	100.00%
Boise Trading Inc.	Panama	100.00%
Cedarino S.A.	Spain	100.00%
Compañía Paraguaya de Transporte Fluvial S.A.	Paraguay	100.00%
Corporación de Navegación Mundial S.A.	Chile	100.00%
Corydon International S.A.	Uruguay	100.00%
Dampierre Holdings Spain S.A.	Spain	100.00%
Danube Maritime Inc.	Panama	100.00%
Dingle Barges Inc.	Liberia	100.00%
Eastham Barges Inc.	Liberia	100.00%
Elysian Ship Management Inc.	Florida	100.00%
Elysian Ship Management Ltd.	Bahamas	100.00%
General Ventures Inc.	Liberia	100.00%
Glasgow Shipping Inc.	Panama	100.00%
Hallandale Commercial Corp.	Panama	100.00%
Hanford Shipping Inc.	Panama	100.00%
Havekost S.A.	Uruguay	100.00%
Ingatestone Holdings Inc.	Panama	100.00%
Jura Shipping Inc.	Panama	100.00%
Kingly Shipping Ltd.	Bahamas	100.00%
Lewistown Commercial Corp.	Panama	100.00%
Leeward Shipping Inc.	Panama	100.00%
Linford Trading Inc.	Panama	100.00%
Lonehort S.A.	Uruguay	100.00%
Longmoor Holdings Inc.	Panama	100.00%
Majestic Maritime Ltd.	Bahamas	100.00%
Marine Financial Investment Corp.	Panama	100.00%
Maritima SIPSA S.A.	Chile	49.00%
Massena Port S.A.	Uruguay	100.00%
Noble Shipping Ltd.	Bahamas	100.00%
Obras Terminales y Servicios S.A.	Paraguay	50.00%
Oceanpar S.A.	Paraguay	100.00%
Packet Maritime Inc.	Panama	100.00%
Padow Shipping Inc.	Panama	100.00%
Palmdeal Shipping Inc.	Panama	100.00%
Parabal S.A.	Paraguay	100.00%
Parfina S.A.	Paraguay	100.00%

COMPANY NAME	INCORPORATION JURISDICTION	OWNERSHIP (1)
Powtec S.A.	Uruguay	100.00%
Princely International Finance Corp.	Panama	100.00%
Puerto del Sur S.A.	Paraguay	100.00%
Ravenscroft Holdings Inc.	Florida	100.00%
Ravenscroft Ship Management Inc.	Florida	100.00%
Ravenscroft Ship Management Ltd.	Bahamas	100.00%
Ravenscroft Ship Management Ltd.	UK	100.00%
Ravenscroft Shipping (Bahamas) S.A.	Bahamas	100.00%
Regal International Investments S.A.	Panama	100.00%
River Ventures LLC	Delaware	100.00%
Riverpar S.A.	Paraguay	100.00%
Riverview Commercial Corp.	Panama	100.00%
Sernova S.A.	Argentina	100.00%
Ship Management and Commercial Services Ltd.	Bahamas	100.00%
Ship Management Services Inc.	Florida	100.00%
Springwater Shipping Inc.	Panama	100.00%
Stanyan Shipping Inc.	Panama	100.00%
Thurston Shipping Inc.	Panama	100.00%
Topazio Shipping LLC	Delaware	100.00%
Tuebrook Holdings Inc.	Panama	100.00%
UABL Barges (Panama) Inc.	Panama	100.00%
UABL Limited	Bahamas	100.00%
UABL Paraguay S.A.	Paraguay	100.00%
UABL S.A.	Argentina	100.00%
UABL S.A.	Panama	100.00%
UABL Terminals (Paraguay) S.A.	Panama	100.00%
UABL Terminals Ltd.	Bahamas	100.00%
UABL Towing Services S.A.	Panama	100.00%
Ultrapetrol S.A.	Argentina	100.00%
UP (River) Ltd.	Bahamas	100.00%
UP Offshore (Bahamas) Ltd.	Bahamas	100.00%
UP Offshore (Panama) S.A.	Panama	100.00%
UP Offshore (UK) Ltd.	UK	100.00%
UP Offshore Apoio Maritimo Ltda.	Brazil	100.00%
UP Offshore Uruguay S.A.	Uruguay	100.00%
UP River (Holdings) Ltd.	Bahamas	100.00%
UP River Terminals (Panama) S.A.	Panama	100.00%
UPB (Panama) Inc.	Panama	100.00%
Woodrow Shipping Inc.	Panama	100.00%
Yataity S.A.	Paraguay	100.00%
Yvy Pora Fertilizantes S.A.	Paraguay	100.00%
Zubia Shipping Inc.	Panama	100.00%

(1)	Direct or indirect ownership by Ultrapetrol (Bahamas) Limited.

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

•
Our River Business, with 679 barges and 33 pushboats as of December 31, 2013, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large region with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Bolivia, Brazil, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 55% of world soybean production in 2013, from 30% in 1995. In addition we own an inland tank barge, Parana Petrol, which is in the process of being converted into an iron ore transfer and storage unit to be employed with a non-related third party.

•
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies in the coastal waters of Brazil and the North Sea. Our Offshore Supply Business fleet currently consists of fourteen technologically advanced platform supply vessels, or PSVs, including our recently delivered vessel UP Pearl from the yard in India, and three recently acquired ex-yard Chinese vessels UP Agate, UP Coral and UP Opal. Our fourth PSV being built in India, UP Onyx, we cancelled due to excessive delays in delivering the vessel. We now have ten PSVs currently in operation in Brazil under long term time charters with Petrobras and one operating in the North Sea with Nexen Petroleum UK Ltd. Our three recently acquired newbuilt PSV resales UP Agate, UP Coral and UP Opal are scheduled to commence operation early in the second quarter of 2014.

•
Our Ocean Business operates six ocean-going vessels, including four Product Tankers that we employ in the South American coastal trade where we have preferential rights and customer relationships and two container feeder vessels.

            Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry.

Developments in 2013

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

On March 21, 2013, we entered into a Master Agreement and the corresponding Memorandums of Agreements ("MOAs") whereby we agreed to build and sell from our Punta Alvear yard a set of seven newbuilt jumbo dry barges and seven newbuilt jumbo tank barges to a third party for export to Colombia with deliveries ranging between July and August 2013 in terms similar to the previous sold barges exported to Colombia.

On April 11, 2013, we entered into new four-year charters covering the employment of our UP Agua-Marinha, UP Diamante and UP Topazio with Petrobras.

On April 15, 2013, we fully repaid the balance outstanding of $5.3 million plus accrued and unpaid interest pursuant to the amendment to the Nordea Bank Finland PLC loan agreement dated December 28, 2012 which was a post-delivery financing of our product tanker Amadeo.

On April 29, 2013, we appointed Ms. Cecilia Yad as the Company's Chief Financial Officer, succeeding Leonard J. Hoskinson, who remained with the Company as Vice President, International Finance.

On May 2, 2013, the Board of Petrobras confirmed the four-year charters of our UP Amber and UP Pearl as of August 2013 and also the renewal of the four-year charter of our UP Esmeralda.

On June 10, 2013, we issued our $200.0 million 8⅞% First Preferred Ship Mortgage Notes due 2021. Proceeds were used to redeem the full $180.0 million plus accrued interest to redemption of our 9% First Preferred Ship Mortgage Notes due 2014 ("the 2014 Notes") and for general corporate purposes.

On June 26, 2013, we entered into a First Demand Guarantee Facility Agreement with DVB Bank SE to counter-guarantee the BNDES credit facility entered into on August 20, 2009 (This facility replaced a previous, identical guarantee to cover the same credit). The maturity date of such Agreement is June 26, 2017.

On July 5, 2013, we entered into a Share Purchase Agreement with Firmapar Corp. (the "Offshore SPA"), the then owner of 5.55% of shares in UP Offshore (Bahamas) Limited ("UP Offshore"), our holding company in the Offshore Supply Business. Through the Offshore SPA we agreed to purchase from Firmapar Corp. the 2,500,119 shares of common stock of UP Offshore that we did not own. Subsequently, on July 25, 2013, we paid $10.3 million to Firmapar Corp. As of such date, we own 100% of the common stock of UP Offshore.

On July 8, 2013, we entered into a Rake Barge Master Agreement and the corresponding Memoranda of Agreement whereby we agreed to build and sell from our Punta Alvear yard a set of seven newbuilt tank barges to a third party for export to Colombia with deliveries ranging between November and December 2013 in terms similar to the previously sold barges exported to that country.

On July 10, 2013, we redeemed all $180.0 million of the 2014 Notes with proceeds of our offering of $200.0 million 8⅞% First Preferred Ship Mortgage Notes due 2021 issued on June 10, 2013.

On August 12, 2013, we took delivery of UP Pearl, the eleventh PSV in our fleet.

On October 2, 2013, we closed the sale of $25.0 million in aggregate principal amount of our 8⅞% First Preferred Ship Mortgage Notes due 2021 (the "Add-On Notes"), which were offered as an add-on to our then outstanding $200.0 million aggregate principal amount of 8⅞% First Preferred Ship Mortgage Notes due 2021. As a result of the offering of the Add-On Notes, we have outstanding an aggregate principal amount of $225.0 million of our 8⅞% First Preferred Ship Mortgage Notes due 2021. The Add-On Notes were sold at a price of 104.5% and the gross proceeds to us of the offering totaled $26.1 million.

On October 3, 2013, we entered into two MOAs whereby we agreed to acquire two 5,145 dwt newbuilt Chinese sister PSVs which were subsequently delivered on October 29, 2013. The purchase price for these vessels is approximately $32.0 million each. These vessels will undergo certain upgrading works at the same yard where they were built and are expected to commence operations during the second quarter of 2014. In addition we exercised our option to acquire the third 5,145 dwt newbuilt Chinese PSV, sister to the previous two recent acquisitions and consequently, on October 20, 2013, entered into an MOA. This third vessel was purchased for the same price and will undergo the same upgrading works to be in service in the second quarter of 2014.

On October 11, 2013, we drew down $20.6 million in respect of Tranches A & B of the Loan Agreement with DVB NIBC and ABN Amro after having satisfied all conditions precedent in connection with the UP Pearl drawdown against delivery. Of the proceeds from this drawdown, a total of $8.6 million were used to fully repay the then outstanding amounts under the original DVB Natixis facility, as amended.

On October 22, 2013, we cancelled the shipbuilding contract for Hull No. V-387 (UP Onyx) due to excessive delays in delivering the vessel. The appropriate repayment demands were made under the refund guarantees issued by certain banks.

On October 24, 2013, we entered into a barge building contract whereby we agreed to build and sell from our Punta Alvear yard a set of twelve newbuilt barges to a third party with deliveries ranging between January and April 2014. Gross proceeds to us from this sale will be $13.2 million.
During November 2013, we entered into a 5-year agreement with Vale to time charter four river pushboats with 16 barges each.

On November 29, 2013, pursuant to the MOA entered into on October 20, 2013, we took delivery of the third 5,145 dwt newbuilt sister vessel which will enter into service in the second quarter of 2014 after undergoing certain upgrading works.

On December 20, 2013, we entered into a loan agreement of up to $38.4 million with DVB Bank SE and NIBC Bank NV (as co-lenders) to provide post-delivery financing on the acquisition of our two PSVs, UP Agate and UP Coral.

Recent Developments

On January 6 and 21, 2014, pursuant to the cancellation of the Shipbuilding Contract for Hull No. V-387 (UP Onyx), we received $6.0 million and $11.7 million, respectively, from the two banks which had issued refund guarantees to us in connection with such vessel. The amounts received refund us for the advances paid on UP Onyx and interest accrued at 7% per annum.

On February 17, 2014, we entered into a contract with a non related third party to acquire the design, engineering and drawing of four low draft pushboats for which the parties shall retain intellectual property of the drawings. We may build additional pushboats with the same specifications for our own account and for sale to third parties subject to the payment of additional royalties per vessel.

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

In our Offshore Supply Business, we contract a substantial portion of our capacity under time charters to charterers in Brazil. We may decide to employ our vessels in the North Sea spot and/or term market or in any other markets such as West Africa.

In our Ocean Business, we currently contract our tanker vessels on a time charter basis. We sell space on our container feeder vessels on a per Twenty Foot-Equivalent Unit ("TEU") basis which is very similar to a COA basis as far as recording of revenues and voyage expenses. Some of the differences between time charters and COAs are summarized below.

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

Time charter revenues accounted for 37% of the total revenues derived from transportation services in 2013 and COA revenues accounted for 63%. With respect to COA revenues derived from transportation service in 2013, 83% were in respect of repetitive voyages for our regular customers and 17% were in respect of single voyages for occasional customers.

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

In our Offshore Supply Business, we currently have ten of our PSVs operating under long-term charters with Petrobras in Brazil and one Chinese-built PSV, UP Jasper, operating with Nexen Petroleum UK Limited in the North Sea. Our three recently acquired newbuilt PSV resales UP Agate, UP Coral and UP Opal are scheduled to commence operation early in the second quarter of 2014.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during 2013.

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

Through our Offshore Supply Business, we hold a lease for office and warehouse space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We also hold subleases to additional office space at Avenida Leandro N. Alem 986, Capital Federal, Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.

Foreign Currency Transactions

Our exchange rate risk arises in the ordinary course of our business primarily from our foreign currency expenses and revenues. We are also exposed to exchange rate risk on the portion of our balances denominated in currencies other than the U.S. dollar, such as tax credits in various tax jurisdictions in South America.

During 2013, 94% of our revenues were denominated in U.S. dollars. Also, for the year ended December 31, 2013, 4% of our revenues were denominated and collected in Brazilian reais and 2% were denominated and collected in British pounds. However, 43% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During 2013 significant amounts of our expenses were denominated in U.S. dollars and 32% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing during the month of each transaction.

Foreign currency exchange gains (losses), net are included as a component of other income (expenses), net in our consolidated financial statements.

Inflation, Interest Rates and Fuel Price Increases

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

If the London market for dollar loans between banks were to become volatile the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market would widen. Interest in most loan agreements in our industry has been based on published LIBOR rates. After the financial crisis which began in 2008, however, lenders have insisted on provisions that entitle them, in their discretion, to replace published LIBOR as the base for the interest calculation with their own cost-of-funds rate. Since then, we have been required to include similar provisions in some of our financings. If our lenders were to use the interest rate on their costs of funds instead of LIBOR in connection with such provisions, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

As of December 31, 2013, the Company had $62.0 million of LIBOR-based variable rate borrowings under its credit facilities with IFC and OFID subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum.

As of December 31, 2013, the Company had $18.8 million of LIBOR-based variable rate borrowings under its credit facility with DVB, NIBC and ABN Amro subject to interest rate swaps, as economic hedges, to fix the interest rate of these borrowings between October 2012 and October 2016 at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, the Company had $18.6 million of LIBOR-based variable rate borrowings under such same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between March 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin. Finally, the Company had $18.0 million of LIBOR-based variable rate borrowings under such same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between October 2014 and October 2016 at a weighted average cost of debt of 1.22% per annum, excluding margin.

As of December 31, 2013, the Company had $7.7 million of LIBOR-based variable rate borrowings under its credit facility with DVB and Banco Security, subject to an interest rate swap, designated as cash flow hedge, to fix the interest rate of these borrowings at a weighted average interest rate of 3.39% per annum.

Additionally, as of December 31, 2013, the Company had other variable rate debt (due 2014 through 2021) totaling $169.2 million. These debts call for the Company to pay interest based on LIBOR plus a 120-400 basis point margin range. Some of our existing financing agreements, within the terms and conditions contained in the relevant loan agreement, used a cost of funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2013, the weighted average interest rate on these borrowings was 3.4%.

A 1% increase in LIBOR or a 1% increase in the cost-of-funds used as base rate by some of our lenders would translate to a $1.7 million increase in our interest expense per year, which would adversely affect our earnings and cash flow.

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

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since they are generally responsible for the supply and cost of fuel. During their positioning voyage from their delivery shipyard up to their area of operation and if and when a vessel is off-hire for technical or commercial reasons, fuel consumption will be for owners' account.

In our Ocean Business, for those vessels that operate under time charters, increases on bunker (fuel oil) costs do not have a material effect on the results of those vessels which are time chartered to third parties, since it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, however, freight rates for voyage charters are fixed on a per ton basis including bunker fuel for our account, which is calculated for the voyage at an assumed bunker cost. A rise or fall in bunker prices may have a temporary negative or positive effect on results as the case may be as the actual cost of fuel purchased for the performance of a particular voyage or COA may be higher or lower than the price considered when calculating the freight for that particular voyage. Generally, in the long term, freight rates in the market should be sensitive to variations in the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level.

In our container feeder service, the operation of our two container feeder vessels, Asturiano and Argentino, involves some degree of fuel price fluctuation risk since we have to pay for the cost of bunkers and although we can adjust our rates per TEU in connection with these variations, we may not always be able to, or may even be unable to, pass these variations to our customers (either fully or partially) in the future, which could have an adverse effect on our results of operations.

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

Results of Operations

Year Ended December 31, 2013, Compared to Year Ended December 31, 2012.

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars.

	Year Ended December 31,
	2013	2012	Percent Change
Revenues
Attributable to River Business	$246,798	$163,279	51%
Attributable to Offshore Supply Business	93,154	76,661	22%
Attributable to Ocean Business	71,265	73,229	-3%
Total revenues	411,217	313,169	31%

Voyage and manufacturing expenses
Attributable to River Business	(133,957)	(94,741)	41%
Attributable to Offshore Supply Business	(4,984)	(5,242)	-5%
Attributable to Ocean Business	(22,381)	(26,385)	-15%
Total voyage expenses	(161,322)	(126,368)	28%

Running costs
Attributable to River Business	(57,851)	(53,912)	7%
Attributable to Offshore Supply Business	(40,513)	(38,163)	6%
Attributable to Ocean Business	(37,792)	(35,984)	5%
Total running costs	(136,156)	(128,059)	6%

Amortization of drydocking and intangible assets	(3,582)	(4,938)	-27%
Depreciation of vessels and equipment	(38,953)	(38,914)	--
Loss on write-down of vessels	--	(16,000)	--
Administrative and commercial expenses	(41,730)	(32,385)	29%
Other operating income, net	5,692	8,376	-32%
Operating profit (loss)	35,166	(25,119)	--

Financial expense	(33,551)	(35,793)	-6%
Financial loss on extinguishment of debt	(5,518)	(940)	487%
Foreign currency exchange gains (losses), net	18,849	(2,051)
Investment in affiliates	(520)	(1,175)	-56%
Other, net	92	(655)
Total other income (expenses)	(20,648)	(40,614)	-49%
Income (loss) before income tax	$14,518	$(65,733)
Income tax (expenses) benefit	(6,597)	2,969
Net income attributable to noncontrolling interest	553	893	-38%
Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	7,368	(63,657)
Revenues. Total revenues from our River Business increased 51% from $163.3 million in 2012 to $246.8 million in 2013. This $83.5 million increase is mainly attributable to: a 20% increase in net tons transported that resulted from the normal soybean crop season in Paraguay as compared to the severe drought that impacted soybean production in 2012 compounded by a 15% average increase in freight rates, and by a $35.3 million increase in revenues related to the sale of thirty dry and eighteen tank barges sold to third parties in 2013 as compared to fifteen dry and eight tank barges sold in 2012 at similar unit prices in both years.

Total revenues from our Offshore Supply Business increased by 22% from $76.7 million in 2012 to $93.2 million in 2013. This $16.5 million increase is primarily attributable to a $11.8 million increase generated by our UP Jade, UP Amber and UP Pearl which commenced their charters with Petrobras on August 10, 2012, August 1, 2013, and November 25, 2013, respectively; a $4.1 million joint increase in revenues of our UP Topazio, UP Diamante and UP Agua-Marinha mainly attributable to their contract renewals at higher rates, and by a $0.6 million increase of our UP Rubi mainly related to an increase in operating days in 2013 as compared to 2012.

Total revenues from our Ocean Business decreased $1.9 million, from $73.2 million in 2012 to $71.3 million in 2013. This decrease is mainly attributable to a $3.5 million decrease related to the ocean transportation of the barges sold to a third party during 2012; partially offset by a combined $1.2 million increase in revenues of our container feeder vessels Asturiano and Argentino mainly associated to tariff increases and to fewer drydocking days of our Argentino in 2013, and to a combined $0.3 million increase in revenues of our Product Tankers mostly related to the offhire days of our Amadeo during the third and fourth quarter of 2012 which were slightly offset by the drydock of our Miranda I and Asturiano in 2013.

Voyage and manufacturing expenses. In 2013, voyage and manufacturing expenses of our River Business were $134.0 million, as compared to $94.7 million for 2012, an increase of $39.2 million, or 41%. This increase is mainly attributable to a $27.2 million increase related to the manufacturing expenses incurred in the construction of a higher number of barges sold to third parties in our Punta Alvear yard in 2013 and to a $12.8 million increase related to higher port expenses.

In 2013, voyage expenses of our Offshore Supply Business were $5.0 million, as compared to $5.2 million in 2012. This decrease of $0.2 million, or 5%, is primarily attributable to a $1.2 million decrease in the commissions paid by our vessels operated in Brazil and to a $1.0 million decrease related to the positioning of our UP Jade, which entered into operation with Petrobras on August 10, 2012; partially offset by a $1.9 million increase related to the positioning of both our UP Amber and UP Pearl which entered into operation with Petrobras on August 1, 2013, and November 25, 2013, respectively.

In 2013, voyage expenses of our Ocean Business were $22.4 million, as compared to $26.4 million for 2012, a decrease of $4.0 million, or 15%. This decrease is primarily attributable to a $3.5 million decrease related to the transportation costs of the barges sold to a third party during 2012, and to a $0.5 million decrease related to the operation of our Paraná Petrol during 2012.

Running costs. In 2013, running costs of our River Business were $57.8 million, as compared to $53.9 million in 2012, an increase of $3.9 million, or 7%. This increase in costs is mainly attributable to a larger number of pushboat operating days consistent with larger volumes and to higher crew costs as well as higher maintenance and insurance costs measured in U.S. dollars.

In 2013, running costs of our Offshore Supply Business were $40.5 million, as compared to $38.2 million in 2012, an increase of $2.3 million, or 6%. This increase in running costs is mainly attributable to a $5.4 million additional running costs incurred by of our UP Jade, UP Amber and UP Pearl which entered into operation with Petrobras on August 12, 2012, August 1, 2013, and November 25, 2013, respectively; partially offset by a $3.1 million joint decrease in running costs of the rest of our PSV fleet mainly due to a decrease in crew expenses and the average rate of exchange of the U.S. dollar against the Brazilian real.

In 2013, running costs of our Ocean Business were $37.8 million, as compared to $36.0 million in 2012, an increase of $1.8 million, or 5%. This variation results mainly from a combined $2.0 million increase in running costs of our Product Tankers and to a joint increase of $0.9 million in crew expenses of our vessels Asturiano and Argentino, both mainly related to inflationary increase in our costs not compensated by an equivalent devaluation of local currencies versus the U.S. dollar; partially offset by a $1.0 million decrease related to the operation of our Paraná Petrol during 2012 which underwent a conversion to an iron ore transfer and storage unit during 2013.

Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets in 2012 was $4.9 million, as compared to $3.6 million in 2013, a decrease of $1.3 million, or 27%. This decrease is mostly related to the combined reduction of the drydock amortization charge from UP Esmeralda, UP Safira, UP Diamante and UP Agua-Marinha of $0.6 million and to the phasing out of the amortization charge of our Amadeo of $1.0 million following its write-off on December 31, 2012; partially offset by $0.4 million related to the drydock performed on our Argentino during the fourth quarter of 2012.

Depreciation of vessels and equipment. Depreciation of vessels and equipment remained unchanged at $38.9 million in 2013 as compared to 2012. Offsetting factors include the combined $1.3 million increase in the depreciation charge of our UP Jade, UP Amber and UP Pearl which were delivered to us on May 22, 2012, January 30, 2013, and August 12, 2013, respectively; partially offset by a $1.3 million reduction in the depreciation charge of our Product Tanker Amadeo following its write-off on December 31, 2012.

Loss on write-down of vessels. In 2012 we had an impairment charge on the value of our Product Tanker Amadeo of $16.0 million. In 2013 we had no similar charges.

Administrative and commercial expenses. Administrative and commercial expenses were $41.7 million in 2013 as compared to $32.4 million in 2012, resulting in an increase of $9.3 million, or 29%. This increase is mainly associated to a $3.4 million increase in sales and other taxes mainly related to a higher level of activity in 2013 in the River business, to a $2.1 million increase in wages and other wage expenses, to a $1.8 million increase in legal and other fees, by a $ 1.1 million increase in bank transaction taxes; and to a $0.9 million increase in bad debt from our River Business.

Other operating income, net. Other operating income decreased $2.7 million from $8.4 million in 2012 as compared to $5.7 million in 2013. This difference is mainly explained by a $3.6 million decrease related to the sale of one pushboat during the first quarter of 2012 partially offset by a $0.8 million increase in export compensation agreements in 2013 related to our barge building activity, in our River Business; by a combined $3.0 million decrease in loss of hire compensation from insurers of our UP Jasper, UP Turquoise, UP Diamante, UP Rubi, UP Topazio and UP Agua-Marinha partially offset by a $2.6 million increase related to the cancellation of our UP Onyx and to $1.4 million income related to a favorable arbitration settlement of our UP Topazio in 2013, in our Offshore Supply Business; and by a $0.8 million decrease related to loss of hire compensation from insurers of our vessels Amadeo, Argentino, Asturiano and Miranda I.

Operating profit (loss). Operating profit for 2013 was $35.2 million, as compared to an operating loss of $25.1 million in 2012. This $60.3 million increase is mainly attributable to a $29.6 million increase in our River Business operating profit from a loss of $19.0 million in 2012 to an operating profit of $10.6 million in 2013 that was mainly attributable to the normal rainfall levels in the 2013 crop as opposed to the severe drought that impacted soybean production in the Hidrovia region during 2012, compounded by low river water levels and by the sale of a higher number of barges to third parties in 2013 as compared to 2012; to a $19.3 million decrease in operating loss of our Ocean Business from a $23.8 million operating loss in 2012 to a $4.5 million operating loss in 2013 mainly related to an impairment charge on our Product Tanker Amadeo of $16.0 million in 2012; and by a $11.4 million increase in operating profit of our Offshore Supply Business from $17.6 million in 2012 to $29.1 million in 2013 driven mainly by the entry into operation of our UP Jade on August 10, 2012, and by contract renewals at higher rates on some of our vessels operating in Brazil.

Financial expense. Financial expense decreased $2.5 million to $33.5 million in 2013 as compared to $35.8 million in 2012 mainly as a result of the repayment of our Convertible Notes due 2017 on January 23, 2013, partially offset by the refinancing of our $180.0 million Senior Notes due 2014 with our new $225.0 million Senior Notes due 2021 and by higher average debt balances in 2013 in our Offshore Supply Business.

Financial loss on extinguishment of debt. Loss on extinguishment of debt was $5.5 million in 2013 as compared to $0.9 million in 2012. This $4.6 million increase is mainly attributable to the extinguishment of our Senior Convertible Notes due 2017 on January 23, 2013, and the extinguishment of our Senior Notes due 2014 on July 10, 2013.

Foreign currency exchange gains (losses), net. Foreign currency exchange gains for 2013 was $18.8 million as compared to a $2.0 million loss in 2012. This $20.9 million variation is mainly attributable to cash foreign currency exchange gains in some of our subsidiaries and exchange differences affecting the settlement of some River Business operating expenses, partially offset by the negative effect of our exposure to the fluctuation in the value of local currencies against the U.S. dollar.

Income taxes (expenses) benefit. Income tax expense for 2013 was $6.6 million, compared to a benefit of $3.0 million in 2012. This $9.6 million variation is mainly attributable to a $5.4 million charge attributable to a higher pretax income in our Argentinean subsidiaries operating in the River and Ocean Business, to a $1.9 million charge attributable to a deferred income tax liability related to the accelerated depreciation scheme in Brazil in our Offshore Supply Business and to a $1.9 million decrease in the deferred income tax expense originated in intercompany barge sale activities.

Non-controlling interest. Non-controlling interest decreased by $0.3 million. This decrease is attributable to the acquisition of the remaining 5.55% ownership in UP Offshore (Bahamas) Limited from Firmapar Corp. on July 5, 2013.

Results of Operations

Year Ended December 31, 2012, Compared to Year Ended December 31, 2011.

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars.

	Year Ended December 31,
	2012	2011	Percent Change
Revenues
Attributable to River Business	$163,279	$174,594	-6%
Attributable to Offshore Supply Business	76,661	64,606	19%
Attributable to Ocean Business	73,229	65,282	12%
Total revenues	313,169	304,482	3%

Voyage and manufacturing expenses
Attributable to River Business	(94,741)	(87,021)	9%
Attributable to Offshore Supply Business	(5,242)	(4,083)	28%
Attributable to Ocean Business	(26,385)	(21,148)	25%
Total voyage expenses	(126,368)	(112,252)	13%

Running costs
Attributable to River Business	(53,912)	(45,698)	18%
Attributable to Offshore Supply Business	(38,163)	(34,769)	10%
Attributable to Ocean Business	(35,984)	(31,888)	13%
Total running costs	(128,059)	(112,355)	14%

Amortization of drydocking and intangible assets	(4,938)	(4,253)	16%
Depreciation of vessels and equipment	(38,914)	(34,891)	12%
Loss on write-down of vessels	(16,000)	--
Administrative and commercial expenses	(32,385)	(29,604)	9%
Other operating income, net	8,376	8,257	1%
Operating (loss) profit	(25,119)	19,384

Financial expense	(35,793)	(35,426)	1%
Financial loss on extinguishment of debt	(940)	--
Foreign currency exchange (losses), net	(2,051)	(2,552)	-20%
Investment in affiliates	(1,175)	(1,073)	10%
Other, net	(655)	(305)	115%
Total other income (expenses)	(40,614)	(39,356)	3%
(Loss) from operations before income taxes	$(65,733)	$(19,972)	229%
Income tax benefit (expenses)	2,969	1,737	71%
Net income (loss) attributable to non-controlling interest	893	570	57%
Net (loss) attributable to Ultrapetrol (Bahamas) Limited	(63,657)	(18,805)	239%

Revenues. Total revenues from our River Business decreased by 6% from $174.6 million in 2011 to $163.3 million in 2012. This $11.3 million decrease is mainly attributable to a 24% decrease in net tons transported mostly explained by the severe drought that impacted soybean production in 2012 and to a significant change in the cargo mix which focused significantly on iron ore in replacement of soybean; partially offset by a $11.2 million increase in revenues related to the sale of fifteen dry bulk and eight liquid cargo barges constructed at our yard in Punta Alvear for third parties compared to twenty dry barges sold in 2011, and by an increase in the average freight rate per ton (before adjustment for fuel price variations) resulting mainly from the renegotiation and/or renewal of some of our contracts during 2012.

Total revenues from our Offshore Supply Business increased by 19% from $64.6 million in 2011 to $76.7 million in 2012. This $12.1 million increase is primarily attributable to a $5.3 million increase in revenues from our UP Jasper, which entered into service with Nexen Petroleum UK Ltd. on September 29, 2011, to the $4.6 million additional revenue generated by our UP Jade, which commenced its charter with Petrobras on August 10, 2012, to an increase in revenues of $1.1 million of our UP Turquoise which entered into service with Petrobras on March 12, 2011, and to a $1.0 million joint increase in revenues from our vessels UP Topazio, UP Diamante, UP Rubi, UP Esmeralda, UP Agua-Marinha and UP Safira mainly attributable to higher operating days during 2012 as compared to 2011 (UP Agua-Marinha and UP Topazio had drydocks during first and second quarter of 2011, respectively, UP Rubi underwent repairs during the first quarter of 2011 and UP Diamante had drydock during the fourth quarter of 2011).

Total revenues from our Ocean Business increased $7.9 million, from $65.3 million in 2011 to $73.2 million in 2012, or 12%. This increase is mainly attributable to a combined $4.0 million increase in revenues of our container feeder vessels Asturiano and Argentino mainly associated with tariff increases as well as by increases on TEUs transported year on year, to a $3.5 million increase related to the transportation of the barges sold to a third party, to a $0.7 million increase related to the operation of our Paraná Petrol , and to a combined $2.3 million increase in revenues of our Product Tankers (excluding Amadeo) on account of charter rate adjustments in accordance with manning expense increases; partially offset by a $2.6 million decrease in revenues on account of the offhire days of our Amadeo during the third and fourth quarter of 2012.

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

In 2012, voyage expenses of our Offshore Supply Business were $5.2 million, as compared to $4.1 million in 2011. This increase of $1.1 million, or 28%, is primarily attributable to our UP Jade, which entered into operation with Petrobras on August 10, 2012.

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

In 2012, running costs of our Offshore Supply Business were $38.2 million, as compared to $34.8 million in 2011, an increase of $3.4 million, or 10%. This increase in running costs is mainly attributable to a $2.3 million increase related to the entry into operation of our UP Jade, which commenced operation with Petrobras on August 10, 2012, to a $1.5 million increase on account of the operation of our UP Jasper, which entered into service with Nexen Petroleum UK Ltd. on September 29, 2011.

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

Depreciation of vessels and equipment. Depreciation increased by $4.0 million, or 12%, to $38.9 million in 2012, as compared to $34.9 million in 2011. This increase is primarily attributable to $3.6 million associated with our new jumbo barges built at Punta Alvear, Argentina, by a $1.0 million increase in depreciation of our vessels UP Jasper and UP Jade, which were delivered to us on June 10, 2011, and May 22, 2012, respectively.

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

Other operating income, net. Other operating income increased $0.1 million from $8.3 million in 2011 as compared to $8.4 million in 2012. This difference is mostly attributable to a $3.5 million increase related to the sale of pushboat Cavalier VIII, to $0.8 million related to export benefits associated with the export of the barges produced by our yard and by a $0.6 million loss of hire insurance of our Product Tanker Amadeo during 2012, partially offset by a $4.8 million favorable arbitration settlement in the fourth quarter of 2011, in our River Business.

Operating (loss) profit. Operating loss for the year 2012 was $25.1 million, as compared to an operating profit of $19.4 million in 2011. This $44.5 million decrease is mainly attributable to a $32.1 million decrease in our River Business operating profit from $13.1 million in 2011 to an operating loss of $19.0 million in 2012 that was mainly attributable to the severe drought that impacted soybean production in the Hidrovia region during 2012 in addition to low river water levels during 2012; to a $19.0 million decrease in operating profit of our Ocean Business from a $4.8 million operating loss in 2011 to a $23.8 million operating loss in 2012 mainly related to an impairment charge on our Product Tanker Amadeo of $16.0 million; partially offset by a $6.6 million increase in operating profit of our Offshore Supply Business driven mainly by the entry into operation of our UP Jasper and UP Jade on March 12, 2011, and August 10, 2012, respectively.

Financial expense and foreign currency exchange (losses), net. Financial expense and foreign currency exchange (losses), net decreased $0.2 million to $37.8 million in 2012, as compared to $38.0 million in 2011. This decrease is mainly attributable a $0.9 million decrease related to the exchange rate fluctuation of the Brazilian Reais against the U.S. dollar in our Offshore Supply segment; partially offset by a $0.4 million increase in financial expenses and by a $0.4 million increase related to exchange rate fluctuation of foreign currencies against the U.S. dollar on our River Segment.

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

At December 31, 2013, we had aggregate indebtedness of $497.3 million, consisting of $225.0 million aggregate principal amount of our 2021 Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. under a senior loan facility with DVB Bank AG, or DVB, of $6.0 million and $14.7 million under a loan facility with BNDES, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $40.6 million under two senior loan facilities with DVB and $30.8 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $58.5 million under a senior loan facility with DVB, NIBC and ABN Amro as co-lenders, indebtedness of our subsidiary Linford Trading Inc. of $32.0 million under a senior loan facility with DVB and NIBC, indebtedness of our subsidiary Stanyan Shipping Inc. of $5.6 million under a senior loan facility with Natixis, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $49.6 million in the aggregate under two senior loan facilities with IFC, indebtedness of our subsidiary UABL Paraguay S.A. of $12.4 million under a senior loan facility with OFID, and indebtedness of our subsidiaries UABL Paraguay S.A. and Riverpar S.A. of $22.1 million under a senior loan facility with IFC and OFID as co-lenders and accrued interest of $1.7 million. Please refer to "Description of Credit Facilities and Other Indebtedness" elsewhere herein.

At December 31, 2013, we had cash and cash equivalents on hand of $72.6 million plus $12.1 million in current restricted cash, making a total of $84.7 million.

To date, the Company's liquidity has not been materially impacted by the current credit environment and management does not expect that it will be materially impacted in the near future. The Company anticipates it will continue to generate positive cash flows from operations and that these cash flows will be adequate to meet the Company's working capital requirements.

Operating Activities

During the year ended December 31, 2013, we generated $19.8 million in cash flow from operations compared to a cash use of $3.9 million cash in the year ended December 31, 2012. This increase of $23.8 million in cash flow from operations is mainly attributable to a $55.0 million increase in the Gross Profit Contribution, or GPC, during the period, resulting from an increase of $40.4 million in our GPC from our River Business mostly as a result of the normal rainfall and crop which led to an increase in net tons transported as opposed to the severe drought that impacted the region in 2012 compounded by low river levels as well as by a larger number of barges manufactured and sold to third parties; to a $14.4 million increase in GPC from our Offshore Supply Business as a result of the operations of our UP Jade, UP Amber and UP Pearl and by contract renewals at higher rates on our UP Topazio, UP Diamante and UP Agua-Marinha; and to a GPC increase of $0.2 million on our Ocean Business mostly related to the offhire days of our Amadeo and to the drydock undergone by our Argentino during the fourth quarter of 2012. In addition, we had a $31.0 million increase in cash used to decrease liabilities, a $3.9 million decrease in cash used to fund increases in assets, a $9.3 million increase in funds used for general and administrative expenses and a $4.2 million decrease in cash used to fund drydocking expenditures; partially offset by a $25.4 million increase in foreign currency exchange gains.

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

Investing Activities

During the year ended December 31, 2013, we invested $8.6 million in the refurbishment of our Paraná Petrol (renamed "Paraná Iron"), $3.5 million in the drydock of our Parana Petrol, $3.4 million in the re-engining and rebottoming programs, $2.8 million in enhancements/additions to our Punta Alvear barge-building facility, $2.4 million to fund drydocks of some of our pushboats, $0.6 million in the construction of one port pushboat and $0.5 million in our yard in Chaco-I, in our River Business; $97.0 million to acquire three new PSVs ex-yard (UP Agate, UP Coral and UP Opal), $3.2 million to fund the fifth and last installment on our UP Amber, $3.6 million to fund the fifth and last installment on our UP Pearl and $3.2 million to fund the drydocks of our UP Esmeralda, UP Safira, UP Agua-Marinha and UP Rubi, in our Offshore Supply Business; and $1.2 million to fund drydocks of our Miranda I, Asturiano and Argentino, in our Ocean Business.

Financing Activities

Net cash used in financing activities was $48.7 million during the year ended December 31, 2013, compared to cash provided of $224.6 million during the year ended December 31, 2012, a $273.3 million decrease. This decrease in cash flow from financing activities is mainly attributable to $219.1 million in net proceeds from the issuance of common stock in 2012, a $180.0 million prepayment of our Senior Notes due 2014 on June 10, 2013, an $80.0 million prepayment of our Convertible Notes due 2017 on January 23, 2013, a $15.9 million increase in early repayments of long-term financial debt, a $10.3 million use of funds to acquire the remaining 5.55% of UP Offshore (Bahamas) we did not own, a $10.1 million increase in scheduled repayments of long-term financial debt, a $8.3 million short-term credit facility borrowing during 2012, a $8.3 million short-term credit facility repayment during 2013, a $7.0 million increase in restricted cash and $3.7 million decrease in other financial activities; partially offset by $216.7 million in net proceeds from the issuance of our 2021 Notes and a $52.8 million increase in proceeds from long-term financial debt.

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

We estimate that for 2014, we will invest between $15.0 million and $20.0 million in the construction of new barges at our Punta Alvear Yard, $17.2 million in the construction of new line and port pushboats, $6.5 million for a new midstream transshipment station, $2.0 million in upgrade works and new constructions in our Punta Alvear yard, $1.5 million in our fleeting and repair yard in Paraguay (Chaco-I) and $0.7 million for an upgrade of the operating system, in our River Business. In addition, we currently estimate that the reconfiguration of our recently acquired PSVs UP Agate, UP Coral and UP Opal will require additional funds of approximately $3.0 million, in our Offshore Supply Business. Finally, we expect to disburse an aggregate amount of $5.4 million in drydock expenses.

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

In our River Business we use the completed contract method for river barges built, which typically has construction periods of 90 days or less. Contracts are considered complete when the customer has technically accepted the river barges and the remaining costs and potential risks are insignificant. Losses are accrued if manufacturing costs are expected to exceed manufacturing contract revenue.

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

We compute depreciation net of the estimated scrap value, which is equal to the product of each vessel's lightweight tonnage and estimated scrap value in U.S. dollars per lightweight ton, or lwt. We use scrap value at the time the vessel was purchased or delivered by the shipyard, which will likely fluctuate over time. The estimated scrap value ranges from $180 to $300 per lwt. Estimated scrap values are based on price levels in effect at the time vessels are purchased.

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

Impairment of long-lived assets

Long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel in the Ocean and Offshore Supply Business and as a fleet in the River Business and compares them to their carrying value. The cash flow period is based on the remaining lives of the vessels or the fleet, which range from 4 to 24 years. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for assets' maintenance and assets' operating expenses (including planned drydocking and special survey expenditures), and fleet utilization ranging from 93% to 99%. The residual value used in the impairment test is estimated in $435 (four hundred and thirty five U.S. dollars) per light weight ton (LWT) in accordance with the Company's assets' depreciation policy.

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

For the year ended December 31, 2012, the Company recorded an impairment charge of $16.0 million to write down the carrying amount of its Product Tanker, Amadeo, to its estimated fair value as of that date as a consequence of the level of distress in the tanker market and its high operational costs.

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

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with IFC through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75.0 million (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69% and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. As of December 31, 2013, and 2012 the aggregate fair value of the collar resulted in a liability of $1.4 million and $2.0 million, respectively. During 2013 and 2012 we incurred unrealized losses from the collar amounting to $0.2 million and $1.0 million, respectively, and we also incurred realized losses of $0.8 million and $0.7 million, respectively. Should LIBOR remain at levels below 1.69% which is our floor, we will continue to incur losses from this financial instrument.

We have two interest rate swaps maturing through 2018 with an aggregate notional amount of $7.7 million at December 31, 2013. We entered into these agreements to hedge our exposure to interest rate fluctuations with respect to our borrowings in our Offshore Supply Business. These agreements call for the Company to pay a fixed interest rate of 6.122% and 6.37%, respectively, and receive interest payments based on LIBOR. As of December 31, 2013, and 2012 the aggregate fair value of the swaps resulted in a liability of $0.5 million and $0.9 million, respectively. During 2013 and 2012 we incurred unrealized losses from the swaps amounting to $0.1 million and $0.3 million, respectively, and we also incurred realized losses of $0.2 million and $0.2 million, respectively.

As of December 31, 2013, the Company had $18.8 million of LIBOR-based variable rate borrowings under its credit facility with DVB, NIBC and ABN Amro subject to interest rate swaps, as economic hedges, to fix the interest rate of these borrowings between October 2012 and October 2016 at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, the Company had $18.6 million of LIBOR-based variable rate borrowings under such same facility subject to interest rates swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between March 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin. Finally, the Company had $18.0 million of LIBOR-based variable rate borrowings under such same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between October 2014 and October 2016 at a weighted average cost of debt of 1.22% per annum, excluding margin.

Additionally, as of December 31, 2013, the Company had other variable rate debt (due 2014 through 2021) totaling $169.2 million. These debts call for the Company to pay interest based on LIBOR plus a 120-400 basis point margin range. Some of our existing financing agreements, within the terms and conditions contained in the relevant loan agreement, used a cost of funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2013, the weighted average interest rate on these borrowings was 3.4%.

A 1% increase in LIBOR or a 1% increase in the cost-of-funds used as base rate by some of our lenders would translate to a $1.7 million increase in our interest expense per year, which would adversely affect our earnings and cash flow.

Foreign Currency Fluctuation

Our exchange rate risk arises in the ordinary course of our business primarily from our foreign currency expenses and revenues. We are also exposed to exchange rate risk on the portion of our balances denominated in currencies other than the U.S. dollar, such as tax credits in various tax jurisdictions in South America.

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

Foreign currency exchange gains (losses), net are included as a component of other income (expenses), net in our consolidated financial statements.

From January 1, 2014, to the date of this annual report, the Argentine peso devalued approximately 20% against U.S. dollar. As a result of the devaluation, we expect the re-measurement of monetary assets and liabilities denominated in Argentine pesos results in a charge of up to $0.5 million.

Description of Credit Facilities and Other Indebtedness

8⅞% First Preferred Ship Mortgage Notes due 2021

On June 10, 2013, we completed an offering of $200.0 million of 8⅞% First Preferred Ship Mortgage Notes due 2021, or the Notes, through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S, or the Note Offering. The net proceeds of the Note Offering were used to repay our 9% First Preferred Ship Mortgage Notes due 2014, or the Prior Notes and general corporate purposes.

On October 2, 2013, we closed the sale of $25.0 million in aggregate principal amount of our 8⅞% First Preferred Ship Mortgage Notes due 2021 (the "Add-On Notes"), which were offered as an add-on to our $200.0 million aggregate principal amount of 8⅞% First Preferred Ship Mortgage Notes due 2021, together the 2021 Notes. The Add-On Notes were sold at a price of 104.5% and the gross proceeds to us of the offering totaled $26.1 million.

Interest on the Notes is payable semi-annually on June 15 and December 15 of each year. The Notes are senior obligations guaranteed by some of our subsidiaries directly involved in our Ocean and River Businesses. The 2021 Notes are secured by first preferred ship mortgages on 353 vessels, consisting of four ocean vessels, 345 barges and 15 pushboats, owned by certain of our subsidiaries.

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

Upon the occurrence of a change of control event, each holder of the Notes shall have the right to require us to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. A change of control means:

•
the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d) of the Exchange Act), other than the Company or any of its Subsidiaries, one or more Permitted Holders or a "group" (as that term is used in Rule 13d-5 of the Exchange Act) controlled by one or more Permitted Holders; or

•
during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors, together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors then in office, unless one or more Permitted Holders have the right or ability by voting power, contract or otherwise, to elect or designate for election a majority of the Board of Directors; or

•
the consummation of any transaction (including any merger or consolidation), the result of which is that any "person" (as defined in clause (i) above), other than a Subsidiary of the Company, one or more Permitted Holders or a "group" (as that term is used in Rule 13d-5 of the Exchange Act) controlled by one or more Permitted Holders, becomes the "beneficial owner" (as that term is used in Section 13(d)(3) of the Exchange Act, except that for purposes of this clause (iii) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company; provided, however, that one or more Permitted Holders do not have the right or ability by voting power, contract or otherwise to independently elect or designate for election a majority of the Board of Directors (which majority shall also represent a majority of the number of votes of the Board of Directors) and such members of the Board of Directors elected or designated for election by the Permitted Holders have the right or ability to cast votes as members of the Board of Directors independently; or

•
the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company other than (A) a transaction in which the survivor or transferee is a Person that is controlled by one or more Permitted Holders or (B) a transaction following which holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction; or

•	the adoption of a plan relating to the liquidation or dissolution of the Company.

The Company has also the option to redeem the Notes in whole or in part, at their option, at any time (i) before June 15, 2016, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after June 15, 2016, at a fixed price of 106.656%, which price declines ratably until it reaches par after June 15, 2019. At any time before June 15, 2016, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more equity offerings at 108.875% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding after such redemption.

On December 30, 2013, pursuant to a registration rights agreement, we completed a $200.0 million exchange offer in which we exchanged registered Notes for the Notes that were originally issued in order to allow the Notes to be eligible for trading in the public markets.

On January 24, 2014, pursuant to a registration rights agreement, we completed a $25.0 million exchange offer in which we exchanged registered Add-On Notes for the Add-On Notes that were originally issued in order to allow the Add-On Notes to be eligible for trading in the public markets.

The aggregate outstanding principal balance of the Notes was $225.0 million at December 31, 2013.

Revolving credit facility with DVB Bank SE of up to $40.0 million:

On May 31, 2013, we entered into a loan agreement with DVB for a $40.0 million reducing, revolving credit facility. The commitment under this revolver decreases quarterly by $1.25 million or $5.0 million per year. The facility bears interest at LIBOR plus 3% (or lender's cost of funds, if the lenders in their discretion determine that LIBOR is not representative of such costs). A quarterly commitment fee is payable based on the average undrawn amount of the committed amount at a rate of 1.95% per annum.

At December 31, 2013, the Company had no outstanding borrowings under the revolving credit facility and $37.5 million were available for drawdown.

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

The aggregate outstanding principal balance of the loan was $6.0 million at December 31, 2013.

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

The loan is secured by a mortgage on the UP Esmeralda, UP Safira, UP Topazio and UP Agua-Marinha (together, the Mortgaged Vessels) and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Ltd., UP Offshore Apoio Maritimo Ltda., Packet Maritime Inc., Topazio Shipping LLC and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB SE may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires upon the until the third anniversary of the final advance under the loan, the Mortgaged Vessels pledged as security have an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

On August 1, 2012, we amended the DVB Bank SE $61.3 million facility to re-borrow up to $10.0 million to provide additional financing for our PSVs UP Esmeralda, UP Safira and UP Topazio. On August 2, 2013, we drew down $1.7 million and on December 14, 2012, we drew down $6.6 million, both as per such amendment. Subsequently, on June 29, 2013, we completed the repayment of $8.3 million, equivalent to the amount outstanding under such re-borrowing.

The aggregate outstanding principal balance of the loan was $29.7 million at December 31, 2013.

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

The aggregate outstanding principal balance of the loan was $11.0 million at December 31, 2013.

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

The loan is secured by a First Demand Guarantee Facility (FDGF) dated as of June 26, 2013, of up to $16.8 million issued by DVB Bank SE and guaranteed by UP Offshore (Bahamas) and Ultrapetrol (Bahamas) Limited. The FDGF accrues a fee of 1.48% per annum on the total FDGF amount for the first year, 1.40% per annum on the total amount for the second year, 1.30% per annum on the total amount for the third year and 1.20% per annum on the total amount for the fourth year.

As Obligor under the FDGF, UP Offshore Apoio Maritimo Ltda. shall maintain certain financial covenants including: (i) an equity ratio of not less than 20% (ii) a Debt Service Coverage Ratio of not less than 1.25 to 1 calculated quarterly on a historical and forward four quarter rolling basis and (iii) a book equity of not less than $25.0 million plus 25% of the Obligor's positive net income.

The aggregate outstanding principal balance of the loan was $14.7 million at December 31, 2013.

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

The aggregate outstanding principal balance of the loan was $30.8 million at December 31, 2013.

Loan Agreement with DVB Bank, NIBC Bank and ABN Amro Bank of $84.0 million:

On January 18, 2013 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc, Springwater Shipping Inc and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post delivery term loan facility of up to $84.0 million with DVB Bank America, NIBC and ABN Amro (the "Lenders") with the purpose of refinancing the advances made for our PSVs named UP Jade, UP Amber, UP Pearl and UP Onyx of the DVB SE and Natixis and DVB SE and NIBC long-term facilities.

The loan facility is divided into four tranches, each in the aggregate amount of up to the lesser of $21.0 million and 60% of the fair market value of the PSV to which such tranche relates.

Each tranche of the loan facility in respect of the financing of the acquisition of each of the UP Amber, UP Pearl and UP Onyx from the shipyard shall be divided into two advances which shall be made available to the Borrower as follows:

•	The first advance of each such tranche shall be made available to the Borrower in the amount of up to $5.0 million on the earlier of the delivery date of the ship and October 31, 2013,

•
The second advance of each such tranche shall be made available to the Borrower in the amount of up to $16.0 million not later than the earlier of the date which is six months after the delivery date of the ship and October 31, 2013, provided that the UP Amber, UP Pearl and UP Onyx have obtained employment of not less than 3 years with a charterer on terms and conditions acceptable to the Lenders.

Each advance of $21.0 million shall be repaid on a pro-rata basis by (i) 20 consecutive quarterly installments of $0.5 million and (ii) a balloon repayment of $10.4 million concurrently with the 20th quarterly installment. The loan accrues interest at LIBOR plus 4.0% per annum.

The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB Bank SE. The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB SE, NIBC and ABN may require the entire amount of the loans be immediately repaid in full.

On January 24, 2013, we drew down $20.9 million corresponding to the advance of our UP Jade. In connection with such portion, we entered into swap derivative contracts whereby we agreed to pay DVB, NIBC and ABN a fixed weighted average interest rate of 0.9% between January 2013 and October 2016 in exchange for receiving the floating LIBOR (US Dollar, 3-month).

On March 28, 2013, and June 28, 2013, we drew down $5.0 million and $15.6 million corresponding to first and second advance of our UP Amber, respectively. In connection with such portion, we entered into swap derivative contracts whereby we agreed to pay DVB, NIBC and ABN a fixed weighted average interest rate of 1.2% between March 2014 and September 2016 in exchange for receiving the floating LIBOR (US Dollar, 3-month).

On October 11, 2013, we drew down $20.6 million corresponding to the first and second advance of our UP Pearl. In connection with such portion, we entered into swap derivative contracts whereby we agreed to pay DVB, NIBC and ABN a fixed weighted average interest rate of 1.2% between October 2014 and October 2016 in exchange for receiving the floating LIBOR (US Dollar, 3-month).

On October 22, 2013, concurrently with the cancelation of the construction contract of UP Onyx, available amounts under this facility were reduced to up to $63.0 million.

The aggregate outstanding principal balance of the loan was $58.5 million at December 31, 2013.

Loan Agreement with DVB Bank SE and NIBC Bank of $38.4 million:

On December 20, 2013, Linford Trading Inc. as Borrower and Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Leeward Shipping Inc. and Jura Shipping Inc. (the last three our subsidiaries in the Offshore Supply Business), as joint and several Guarantors, entered into a senior secured term loan facility of up to $38.4 million with DVB SE and NIBC, as co-lenders, for the purpose of providing post delivery financing of our UP Agate and UP Coral.

This loan was divided into two tranches:

Tranche A, amounting to $32.0 million, to be made available for each ship in the amount of up to $16.0 million. This tranche accrues interest at LIBO rate plus a margin of 4.0% and shall be repaid by (i) 28 quarterly installments of $0.4 million per ship and (ii) a balloon repayment of $4.8 million per ship together with the last installment. The first quarterly repayment shall commence on the date falling three months after the Drawing Date of such ship.

Tranche B, amounting to $3.2 million, to be made available for each ship in the amount of up to $1.6 million subject to minimum three (3) year employment with a charterer on terms and conditions acceptable to the Lenders. This tranche accrues interest at LIBO rate plus a margin of 4.0% per annum and shall be repaid by (i) 12 quarterly installments of $0.1 million per ship (ii) a balloon repayment of $0.66 million per ship together with the last installment. The first quarterly repayment shall commence on the 13th quarterly installment.

The loan contains customary covenants which are similar to the stipulated covenants in previous loans entered with DVB SE. The agreements governing the facility also contain customary events of default. If an event of default occurs and is continuing, DVB SE and NIBC may require the entire amount of the loans be immediately repaid in full.

On December 30, 2013, we drew down $32.0 million corresponding to Tranche A of both our UP Agate and UP Coral.

The aggregate outstanding principal balance of the loan was $32.0 million at December 31, 2013.

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

On October 29, 2012, we repaid $15.2 million corresponding to the portion of our UP Jade under this facility.

On December 14, 2012, we repaid $6.9 million corresponding to Natixis' portion related to our UP Pearl and UP Onyx. The repayment of the remaining $10.4 million corresponding to UP Amber portion was extended to and repaid on March 28, 2013.

On October 11, 2013, we repaid $5.2 million and $3.4 million corresponding to DVB's outstanding tranches of UP Pearl and UP Onyx, respectively.

Loan Agreement with DVB Bank SE and NIBC Bank of $42.0 million:

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

In connection with this facility, we entered into swap derivative contracts whereby we agreed to pay DVB and NIBC a fixed interest rate of 0.89% and 0.9%, respectively, between October 2012 and October 2016 in exchange for receiving the floating LIBOR (US Dollar, 3-month).

On October 29, 2012, we drew down $20.9 million corresponding to the portion of our UP Jade under this facility and we subsequently repaid the same amount on January 24, 2013, with proceeds from our DVB, NIBC and ABN $84.0 million facility.

Loan Agreement with Natixis of $13.6 million:

On January 29, 2007, Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina ) as Borrower and Ultrapetrol (Bahamas) Limited as Guarantor and Holding Company entered into a $13.6 million loan agreement with Natixis for the purpose of providing post delivery financing of our product tanker Alejandrina .

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

On May 21, 2012, we paid $1.8 million to partially prepay the outstanding amounts under this facility.

The aggregate outstanding principal balance of the loan was $5.6 million at December 31, 2013.

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

On April 15, 2013, we fully repaid the balance outstanding of $5.3 million plus accrued and unpaid interest pursuant to the amendment to the Nordea Bank Finland PLC loan agreement dated December 28, 2012.

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

The aggregate outstanding principal balance of the loan was $20.7 million at December 31, 2013.

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

The aggregate outstanding principal balance of the loan was $28.9 million at December 31, 2013.

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

             The loan has a grace period of 4 years followed by 9 consecutive semi-annual installments of $0.65 million and 8 consecutive semi annual installments of $1.14 million, which began in June 2012. The loan accrues interest at LIBOR plus a spread which is within a range between 1.875% and 3.250% beginning with 3.00% in December 2008 and which is adjusted every June on a yearly basis and which is inversely correlated with UABL's financial performance (i.e.: the margin increases after a bad year and vice-versa).

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

The aggregate outstanding principal balance of the loan was $12.4 million at December 31, 2013.

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

The aggregate outstanding principal balance of the loan was $13.2 million at December 31, 2013.

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

The aggregate outstanding principal balance of the loan was $8.8 million at December 31, 2013.

C.            RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable.

D.           TREND INFORMATION

We believe the following developments and initiatives will have a significant impact on the operations of our various businesses.

River Business

•
Fuel efficiency initiatives and pushboat fleet expansion – We continue working on our re-engining program through which we have completed the installation of 15 engines and placed into operation six of our main pushboats, including one new building, with a seventh entering service in the second quarter of 2014. In addition, we intend to grow through the construction of four additional heavy fuel-based pushboats which will enhance our operation in terms of speed and pushing capacity.

•
Punta Alvear barge building facility – Simultaneously with the construction of pushboats we expect to continue to build both tank and dry barges for our own account, with special focus on tank barges which will need replacement in the forthcoming years as single hull vessels fade out. We believe this will significantly increase our future revenues and enhance our operation through economies of scale. In addition, we intend to continue to sell barges to third parties.

Offshore Supply Business

•
New vessels – With the finalization of the construction program of three PSVs in India, we acquired three additional state of the art 5,145 dwt Chinese PSVs ex-yard which are expected to be operational early in the second quarter of  2014. The successive addition of PSVs to our fleet will continue to bring positive returns for the Company.

Ocean Business

•
Container feeder service – Regular service with two vessels, Asturiano and Argentino. The Southbound leg has remained at high utilization rates with healthy rates while we have increased the utilization rate in the northbound leg also to high levels with domestic cargoes returning to Buenos Aires and transshipment cargoes which are loaded from other southern ports in Patagonia such as Bahia Blanca or Puerto Madryn and carried with our service to Buenos Aires for export. Growth opportunity still available in Patagonia service and possible expansion to Brazil which is Argentina's main commercial partner and whose demand may provide us with opportunities to call ports in the southern part of that country.

E.            OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

F.            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following schedule summarizes our contractual obligations and commercial commitments as of December 31, 2013. The amounts below include both principal and interest payments.

		Payments due by period
	Total	Current (a)	Two to three years (b)	Four to five years (c)	After five years (d)
	(Dollars in thousands)
1. Long – term debt obligations (e)

- 8⅞% Senior Notes 2021 ($225.0 million) (f)	$225,000	$--	$--	$--	$225,000
- DVB Bank SE (up to $15.0 million)	5,950	900	5,050	--	--
- DVB Bank SE (up to $61.3 million)	29,650	4,300	25,350	--	--
- DVB Bank SE (up to $25.0 million)	11,000	2,000	3,000	6,000	--
- BNDES (up to $18.7 million)	14,708	1,110	2,220	2,220	9,158
- DVB / Security (up to $40 million)	30,833	3,333	6,667	20,833	--
- DVB / NIBC / ABN (up to $84.0 million)	58,534	7,039	14,078	37,417	--
- DVB / NIBC (up to $38.4 million)	32,000	3,200	6,400	6,400	16,000
- Natixis (up to $13.6 million)	5,638	908	1,816	2,914	--
- IFC UABL II Paraguay (up to $25.0 million)	20,652	2,174	5,163	7,609	5,706
- OFID (up to $15.0 million)	12,391	1,304	3,098	4,565	3,424
- IFC UABL II (up to $35.0 million)	28,913	3,044	7,228	10,652	7,989
- IFC UABL III Loan (up to $15.0 million)	13,235	1,765	3,529	3,529	4,412
- OFID UABL III Loan (up to $10.0 million)	8,823	1,176	2,353	2,353	2,941

Total long – term debt obligations	$497,327	$32,253	$85,952	$104,492	$274,630

Estimated interest on long-term debt obligations

- 8⅞% Senior Notes 2021 ($225.0 million)	149,767	19,969	39,938	39,938	49,922
- DVB Bank SE (up to $15.0 million)	$164	$81	$83	$--	$--
- DVB Bank SE (Up to $61.3 million)	1,041	411	630	--	--
- DVB Bank SE (Up to $25.0 million)	545	181	264	100	--
- BNDES (up to $18.7 million)	2,983	432	763	627	1,161
- DVB Bank SE First Demand Guarantee (up to $16.8 million)	2,689	246	444	470	1,529
- DVB / Security (up to $40 million)	4,685	1,209	2,012	1,464	--
- DVB / NIBC / ABN (up to $84.0 million)	8,935	2,759	4,672	1,504	--
- DVB / NIBC (up to $38.4 million)	6,392	1,326	2,241	1,687	1,138
- Natixis (up to $13.6 million)	205	78	116	11	--
- IFC UABL II Paraguay (up to $25.0 million)	4,031	1,007	1,690	1,048	286
- OFID (up to $15.0 million)	2,418	604	1,014	629	171
- IFC UABL II (up to $35.0 million)	5,643	1,410	2,366	1,467	400
- IFC UABL III Loan (up to $15.0 million)	2,145	518	823	536	268
- OFID UABL III Loan (up to $10.0 million)	1,430	345	549	357	179

Total estimated interest on long – term debt obligations	193,073	30,576	57,605	49,838	55,054

2. Operating lease obligations	$31,827	$5,990	$9,735	$5,872	$10,230

Total Contractual Obligations	$722,227	$68,819	$153,292	$160,202	$339,914

(a)	Represents the period from January 1, 2014 through December 31, 2014.
(b)	Represents the period from January 1, 2015 through December 31, 2016.
(c)	Represents the period from January 1, 2017 through December 31, 2018.
(d)	Represents the period after December 31, 2018.
(e)	Represents principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2013. Amounts do not include interest payments.
(f)	Excludes unamortized premium of $1,070.

The interest rate and term assumptions used in these calculations are contained in the following table:

Obligation	Principal at December 31, 2013	Interest Rate	Period From-To

- 8⅞% Senior Notes 2021 ($225.0 million)	225,000	8.875%	01/01/2014 – 06/15/2021

- DVB Bank SE (up to $15.0 million)	$5,950	1.45%	01/01/2014 – 12/14/2016

- DVB Bank SE (up to $61.3 million)	29,650	1.45%	01/01/2014 – 12/14/2016

- DVB Bank SE (up to $25.0 million)	11,000	1.75%	01/01/2014 – 10/31/2017

- BNDES	14,708	3.00%	01/01/2014 – 03/10/2027

- DVB Bank SE (First Demand Guarantee)	16,820	1.48%	01/01/2014 – 07/01/2014
- DVB Bank SE (First Demand Guarantee)	16,820	1.40%	07/02/2014 – 07/01/2015
- DVB Bank SE (First Demand Guarantee)	16,820	1.30%	07/02/2015 – 07/01/2016
- DVB Bank SE (First Demand Guarantee)	16,820	1.20%	07/02/2016 – 07/01/2017

- DVB-Security (up to $30.0 million)	23,125	3.25%	01/01/2014 – 12/31/2018
- DVB-Security (up to $10.0 million)	7,708	6.39%	01/01/2014 – 12/31/2018

- DVB / NIBC / ABN (up to $84.0 million)
- DVB (up to $7.0 million)	6,255	4.89%	01/01/2014 – 11/30/2017
- NIBC (up to $7.0 million)	6,255	4.90%	01/01/2014 – 11/30/2017
- ABN (up to $7.0 million)	6,255	4.895%	01/01/2014 – 11/30/2017
- DVB (up to $7.0 million)	6,406	4.67%	01/01/2014 – 03/25/2014
- NIBC (up to $7.0 million)	6,406	4.67%	01/01/2014 – 03/25/2014
- ABN (up to $7.0 million)	6,406	4.67%	01/01/2014 – 03/25/2014
- DVB (up to $7.0 million)	6,850	4.63%	01/01/2014 – 10/14/2014
- NIBC (up to $7.0 million)	6,850	4.63%	01/01/2014 – 10/14/2014
- ABN (up to $7.0 million)	6,850	4.63%	01/01/2014 – 10/14/2014

- DVB / NIBC (up to $38.4 million)	32,000	4.25%	01/01/2014 – 12/30/2020

- Natixis (up to $13.6 million)	5,638	1.45%	01/01/2014 – 02/21/2017

- IFC UABL II Paraguay (up to $25.0 million)	20,652	4.94%	01/01/2014 – 06/15/2020

- OFID (up to $15.0 million)	12,391	4.94%	01/01/2014 – 06/15/2020

- IFC UABL II (up to $35.0 million)	28,913	4.94%	01/01/2014 – 06/15/2020

- IFC UABL III Loan (up to $15.0 million)	13,235	4.00%	01/01/2014 – 06/15/2021

- OFID UABL III Loan (up to $10.0 million)	8,824	4.00%	01/01/2014 – 06/15/2021

Interest expense calculations begin on January 1, 2014, end on the respective maturity dates and are based on contractual terms with the exception of the IFC/OFID, DVB/Security and DVB/NIBC/ABN credit facilities. The Company, through its subsidiaries, has entered into an interest rate collar under its IFC/OFID facility and into two interest rate swap agreements related to borrowings and DVB/Security and DVB/NIBC/ABN credit facilities, respectively, whereby it has converted most of its variable rate borrowings into fixed rate borrowings. For purposes of this table, the Company has assumed the fixed rates of interest in calculating its obligations.

We believe, based upon current levels of operation, that cash flow from operations, combined with other sources of funds, will provide adequate liquidity to fund required payments of principal and interest on our debt, including interests under the 2021 Notes, complete anticipated capital expenditures and fund working capital requirements.

Our ability to make scheduled payments of principal, or to pay interest on, or to refinance, our indebtedness, including the 2021 Notes, or to fund planned capital expenditures will depend on our ability to generate cash from our operations in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

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

Name	Age	Position
Horacio Reyser	43	Chairman of the Board and Director
Felipe Menendez Ross	59	Chief Executive Officer, President and Director
Ricardo Menendez Ross	64	Executive Vice President and Director
Cecilia Yad	47	Chief Financial Officer
Leonard J. Hoskinson	60	Secretary and Vice President, International Finance
Gonzalo Alende Serra	43	Director
George Wood	68	Independent Director
Eduardo Ojea Quintana	58	Director
Fernando Barros Tocornal	56	Director
Alberto G. Deyros	58	Chief Accountant

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

Ricardo Menendez Ross. Mr. Menendez is the Executive Vice President of the Company and CEO of UP Offshore, and has been a Director of the Company since incorporation in December 1997 and is the brother of Felipe Menendez. Mr. Menendez began his career in the shipping industry in 1970 with Compania Chilena de Navegación Interoceania S.A. and has continuously been involved in the management of the Menendez family's shipping interests. He has been the Executive Vice President and a Director of the Company since it was formed in 1992. Mr. Menendez is also a Director of SIPSA and remains involved in the management of other Menendez family businesses. Mr. Menendez has been a member of the board of The Standard Steamship Owners' Protection & Indemnity Association Club Limited (Bermuda) since 1993 and is also a member of the board of Standard Club Europe Ltd. (a member of the International Group of Protection and Indemnity Association). Mr. Menendez is also a Director of UABL.

Cecilia Yad. Ms. Yad is the Chief Financial Officer of the Company. She is a Certified Public Accountant with over 25 years of finance experience working with diverse multinational companies. Most recently, Ms. Yad was the CFO for Iberia-Latin America of ISS, a Danish-based services company. Prior to ISS, she held planning, accounting and finance executive positions with Clorox, a U.S. consumer goods company where she worked for 10 years. She also worked for Energizer, Deloitte, and the Royal Bank of Canada, where she gained substantial experience in cost accounting, auditing and credit analysis.

Leonard J. Hoskinson. Mr. Hoskinson was appointed Director of the Company in March 2000 and assumed the position of Secretary six months later. Mr. Hoskinson is Vice President, International Finance and has been employed by the Company and its subsidiaries for over 23 years. Prior to that, he had an international banking career specializing in ship finance spanning over 20 years and culminating as the Head of Shipping for Marine Midland Bank NA in New York (part of the HSBC banking group). He is also a Director of UABL. In December 2012, as part of the transaction entered into with Southern Cross, Mr. Hoskinson resigned as director of Ultrapetrol. In addition, Mr. Hoskinson was the Chief Financial Officer of the Company from 2006 until April 29, 2013.

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

Fernando Barros Tocornal. Mr. Barros is an Attorney and founding partner of the Chilean law firm of Barros & Errazuriz. He has been a Director since October 2010. Mr. Barros has vast experience in commercial, corporate and tax law, with an extensive practice in connection with the creation and development of financial, industrial and service companies. Mr. Barros is a member of the National Board of Arbitrators, appointed by the President of Chile and is also a member of the Arbitration and Mediation Center of the Chamber of Commerce of Santiago and of the National Center of Arbitration, as well as acting as a private arbitrator. As part of his academic activities, Mr. Barros was a professor of Commercial and Economic Law and is actively involved in the development of corporate governance best practices in Chile. He served for more than 10 years as a member of the Board of Universidad Finis Terrae, where he was elected Dean of the School of Law for the term 2000-2003. He is also a member of the Consulting Committee of the Pro Bono Foundation of Chile and was part of the board of the Chilean non-profit association for the entrepreneur development and corporate governance, ICARE. Mr. Barros is also a Director of Chilean listed companies including the real estate developer and construction company, Socovesa; the chemical producer and trader, Sintex-Oxiquim and Ultrapetrol's former parent company, SIPSA S.A.

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

B.           COMPENSATION

The aggregate annual net cost to us for the compensation paid to members of the board of directors and our executive officers was $4.3 million for the fiscal year ended December 31, 2013. Neither the Company nor any of its subsidiaries provides retirement benefits.

In September 2006, in connection with our IPO we granted stock options for 348,750 shares of common stock with an exercise price of $11 per share to certain members of Management. These options expire ten years after their issuance date. To date, none of these options had been exercised by their holders.

On October 29, 2012, certain members of Management entered into new Consultancy Agreements pursuant to which they were granted stock options for 109,792 shares of common stock with an exercise price of $1.43 per share. These options expire ten years after their issuance date. To date, none of these options have been exercised by their holders. Pursuant to such Consultancy Agreement, on October 29, 2013, they were granted stock options for an additional 109,792 shares of common stock with an exercise price of $3.66.

On April 29, 2013, certain members of Management entered into new Consultancy Agreements pursuant to which they were granted stock options for 814,433 shares of common stock with an exercise price of $2.40 per share. These options expire ten years after their issuance date. To date, none of these options have been exercised by their holders.

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

The employment agreements of the executive members of our board of directors contain standard termination provisions (which include termination: (i) upon death or disability, (ii) with or without cause, and (iii) with or without good reason). These agreements contain customary termination of employment clauses with no special benefits such as golden parachutes, etc.

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

D.           EMPLOYEES

As of December 31, 2013, we employed 1,587 persons, consisting of 561 land-based employees and 1,026 seafarers as crew on our vessels, of which 539 were in our River Business, 241 were in our Offshore Supply Business and 246 were in our Ocean Business. The number of seafarers increased 3% with respect to December 31, 2012, mainly attributable to the entry into operation of our UP Amber and UP Pearl on January 30, 2013, and August 12, 2013, respectively. Some of these employees were employed through various manning agents depending on their nationality as listed below:

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

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth information regarding the owners of more than five percent of our common stock as of March 12, 2014. The address of Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc. is Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

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

(1)
Sparrow Capital Investments Ltd. ("Sparrow") may be deemed the beneficial owner of 117,864,085 shares of Common Stock. This consists of 93,940,000 shares of Common Stock held for its own account and 16,060,000 shares of Common Stock held for the account of Sparrow CI Sub Ltd. ("Sparrow 2"). It also includes, due to the terms of a Shareholders' Agreement by and between Sparrow, Inversiones Los Avellanos S.A. ("Los Avellanos"), and Hazels (Bahamas) Investments Inc. ("Hazels"), dated November 13, 2012 (the "Sparrow Shareholders' Agreement"), an additional 7,864,085 shares of Common Stock, consisting of 4,735,517 shares held for the account of Los Avellanos and 3,128,568 shares of Common Stock held for the account of Hazels. On February 24, 2014, Sparrow filed Amendment No. 2 to Schedule 13D with the Securities and Exchange Commission, which disclosed that: on February 18, 2014, Hazels exercised a warrant acquiring 100 shares of Sparrow 2's Class B common stock, which represent all of the outstanding Class B shares of Sparrow 2 and entitle Hazels to all of the economic interests (but none of the voting interests) in Sparrow 2, including all economic interests with respect to the 16,060,000 shares of Common Stock currently held by Sparrow 2.  The filing further stated that under certain circumstances, including the sale by Sparrow of all of its common stock, the Class A common stock of Sparrow 2 (which are held by Sparrow and represent all of the voting interests in Sparrow 2) will be canceled, and the Class B common stock will come to represent all of the voting interests in Sparrow 2.

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

(4)
Hazels may be deemed the beneficial owner of 117,864,085 shares of Common Stock. This consists of 3,128,568 shares of Common Stock held for its own account and 4,735,517 shares of Common Stock held for the account of Los Avellanos. It also includes, due to the terms of the Sparrow Shareholders' Agreement, an additional 110,000,000 shares of Common Stock, consisting of 93,940,000 shares held for the account of Sparrow and 16,060,000 shares held for the account of Sparrow 2. Sparrow 2 issued to Hazels a warrant, which granted Hazels the right, exercisable upon the occurrence of certain conditions, to acquire all of the economic interests in Sparrow 2. On February 26, 2014, Hazels filed Amendment No. 4 to Schedule13D with the U.S. Securities and Exchange Commission which disclosed that on February 18, 2014, Hazels exercised a warrant, obtaining Class B shares representing all the economic interest in Sparrow 2.

(5)
Los Avellanos and Hazels are controlled by members of the Menendez family, including Felipe Menendez Ross, our President, Chief Executive Officer and a Director, and Ricardo Menendez Ross, our Executive Vice President and a Director.

(6)
Includes 1,141,656 shares of restricted stock issued to companies controlled by our Chief Executive Officer, our Executive Vice President and one of our executives. Includes 348,750 shares of Common Stock issuable within 60 days upon exercise of options granted to these companies which have vested, as well as 46,218 shares of stock issued to our non-executive directors as part of their compensation for the services rendered to us as board members.

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

B.           RELATED PARTY TRANSACTIONS

There are no revenues derived from transactions with related parties for each of the years ended December 31, 2013, 2012 and 2011. As of December 31, 2013, 2012 and 2011, the balances of the accounts receivable from and payables to all related parties were approximately $0.5 million, $3.9 million and $6.5 million and $1.4 million, $3.8 million and $1.2 million, respectively.

Shipping Services Argentina S.A. (Formerly I. Shipping Services S.A.)

We and our subsidiaries also contract with related parties for various services. Pursuant to a commercial agreement and an agency agreement with us, Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) has agreed to perform the duties of commercial agent for our container feeder service and port agent for us in Argentina. Shipping Services Argentina S.A. is indirectly controlled by the Menendez family, which includes Felipe Menendez Ross and Ricardo Menendez Ross. For these services, we pay Shipping Services Argentina S.A. commissions and fees. For each of the years ended December 31, 2013, 2012 and 2011 the amounts paid and / or accrued for such services amounted to $0.3 million, $0.2 million and $0.5 million, respectively. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

 Certain of our directors and senior management hold similar positions with our related parties. Felipe Menendez Ross, who is our President, Chief Executive Officer and a director, is also a director of Maritima SIPSA S.A. and Shipping Services Argentina S.A. Ricardo Menendez Ross, who is our Executive Vice President and one of our directors, is also the President of Shipping Services Argentina S.A. and is a director of Maritima SIPSA S.A. In light of their positions with such entities, these officers and directors may experience conflicts of interest in selecting between our interests and those of Maritima SIPSA S.A. and Shipping Services Argentina S.A.

Navalia S.A. (Formerly Navalia S.R.L.)

Pursuant to a commercial and an agency agreement with us, Navalia S.A., or Navalia, has agreed to perform the duties of commercial agent for our container feeder service and port agent for us in Ushuaia, Argentina. Navalia is directly controlled by the Menendez family, which includes Felipe Menendez Ross and Ricardo Menendez Ross. For these services, we pay Navalia commissions and fees. For the years ended December 31, 2013 and 2012 the amounts paid and / or accrued for such services amounted to $1.7 million and $1.5 million, respectively. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

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

Firmapar's services in connection with this agreement began on June 25, 2003, and ended on July 5, 2013, concurrently with the Stock Purchase Agreement pursuant to which we acquired from Firmapar Corp. its 5.55% ownership in UP Offshore (Bahamas).

For the years ended December 31, 2013, 2012 and 2011 the amounts paid and/or accrued for such services amounted to $0.5 million, $1.1 million and $1.1 million, respectively.

Operations in OTS S.A.'s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party. For the years ended December 31, 2013, 2012 and 2011, UABL Paraguay paid to OTS S.A. $1.9 million, $0.5 million and $1.1 million, respectively, for this operation.

SIPSA S.A.

There were no intercompany activities between SIPSA S.A. and us for any of the years ended December 31, 2013, 2012 and 2011.

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

•
For an initial period of six months after December 12, 2012, subject to extension or termination at the discretion of Sparrow, at any time, Los Avellanos and Hazels have together the right to appoint four directors to the Company's board, and Sparrow has the right to appoint two directors to the Company's board.

•
Subsequent to the termination of this initial period, which was terminated on June 12, 2013, Los Avellanos and Hazels will together have the right to appoint two directors to the Company's board, and Sparrow will have the right to appoint four directors to the Company's board.

•	A seventh, independent director is jointly agreed by the parties.

•	The Company Shareholders Agreement includes corporate governance provisions that require six directors to approve certain actions by the Company.

•
Los Avellanos and Hazels agree to vote their shares of common stock in the same manner as Sparrow, except for any matter that requires, but does not obtain, the approval of six directors of the Company, as required by the Company Shareholders Agreement.

•
Los Avellanos and Hazels on the one hand and Sparrow on the other hand have a right of first offer on the shares of the Company's common stock held by the other party along with customary "tag-along" rights. Sparrow also has certain "drag-along" rights with respect to the shares of common stock held by Los Avellanos and Hazels. These drag-along rights take effect beginning four years after the closing date and only if Sparrow fails to achieve certain investment returns.

On December 12, 2012, pursuant to the effectiveness of the shareholders agreement by and among Los Avellanos, Hazels and Sparrow, the second amended and restated shareholders agreement dated September 21, 2006, has been terminated and is no longer in force or effect.

Employment Agreements

We have entered into employment contracts with our President and Chief Executive Officer, Felipe Menendez Ross, our Executive Vice President, Ricardo Menendez Ross, our former Chief Financial Officer, Leonard J. Hoskinson and our Chief Accountant, Mr. Alberto G. Deyros. Each of these employment agreements had an initial term of three years from October 18, 2006, and were subject to one year renewals at our written election. In addition, on July 20, 2006, we entered into separate consulting agreements that became effective October 18, 2006, with companies controlled by our chief executive officer, executive vice president, former chief financial officer and chief accountant for work they performed for us in various different jurisdictions. Under these consulting agreements we granted to these companies an aggregate of 310,000 shares of restricted stock and options to purchase 348,750 shares with an exercise price of $11.00 (the IPO price) pursuant to the Plan. These options expire ten years after the issuance date. To date, none of these options have been exercised by their holders.

On October 29, 2009, we renewed these employment agreements as well as the consulting agreements for three years. Under these consulting agreements we granted to these companies an aggregate of 329,375 shares of restricted stock. In addition, those consulting agreements also provide for up to 329,375 additional shares of restricted stock subject to performance of the consultants upon discretion of the disinterested members of our Board of Directors. On October 29, 2012, 172,906 shares and 156,469 shares were fully vested and fully forfeited, respectively, based on the achievement of the award's target.

On October 29, 2012, we entered into new employment agreements as well as into new consulting agreements for three years. Some of these consulting agreements obligate us to grant these companies an aggregate of 329,375 shares of restricted stock for which we expect to incur charges over the three-year period of the agreements equal to the aggregate to the number of shares granted multiplied by $1.43 (the quoted price of the share at the grant date) and options to purchase 329,375 shares, which will be granted over three years in equal installments, with an exercise price equal to the fair market value of a share of common stock of the Company on the applicable date on which the option is granted. For the first tranche granted on October 29, 2012, the exercise price is $1.43. For the second tranche granted on October 29, 2013, the exercise price is $3.66.

On April 29, 2013, we appointed Ms. Cecilia Yad as the Company's Chief Financial Officer, succeeding Leonard J. Hoskinson, who remained with the Company as Vice President, International Finance. Concurrently, we entered into a new employment agreement for our current Chief Financial Officer as well as into a new consulting agreement for 3.5 years.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 for reference to financial information.

Legal Proceedings

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguay Customs Authority. We believed that this finding was erroneous and UABL formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). The primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and applied a fine of 100% of that amount. UABL entered a plea with the respective court contending the interpretation on the third issue where it claimed to be equally not liable. On October 19, 2007, we presented a report by an expert highly favorable to our position. On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Court ' s decision to the Supreme Court. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $0.6 million non-withheld taxes, $0.7 million in fines and $1.3 million in accrued due interests. We appealed the decision of the Supreme Court, seeking to clarify its ruling based on the Bona Fide basis of the UABL arguments recognized by the Court expressly in its ruling and on this appeal sought to eliminate fines and interests. Finally, in a signed agreement with the Tax Authorities on October 14, 2010, UABL paid the total amount of $1.3 million in full and final settlement of the claim and agreed to drop its appeal to the Supreme Court. In parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of the Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to our defense. The evidentiary stage of the proceedings has concluded and a decision of the Court is pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court. Counsel notified the Customs to hold the proceedings until such decision of the court is received and also contest any new investigation into the matter on the grounds that the action is time barred. In one of those reopened proceedings the Customs Authorities of Paraguay made a wrong determination of the taxes owed and fines and upon UABL's request through the submission of a remedy such customs authorities issued a resolution on August 8, 2012 with a revised adjustment, where they found UABL S.A., UABL Paraguay S.A. and Yataity S.A. liable to pay approximately $0.4 million subject to a fine of 100% of that amount. Having ended the administrative proceedings, on August 10, 2012 UABL commenced judicial proceedings to obtain a court judgment to rule off the erroneous decision of the Customs Authorities based on concrete evidence that the sum due was duly paid and that no fine should then be imposed. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse effect on the Company.

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

UABL Paraguay S.A. – Paraguayan Customs Asuncion

On April 7, 2009, the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007, and December 23, 2008, from YPF S.A. in Argentina. Since those bunkers were purchased for consumption onboard pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF S.A. were consumed onboard the push boats. We were advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. On March 22, 2010, the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54,723,820 (approximately $11,700), and UABL Paraguay S.A. was going to pay the fine with the aim to end these proceedings but the Director of Customs in Asunción decided to render null that ruling and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In parallel with this ruling the denouncing parties in Ciudad del Este submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. In a similar manner, on September 20, 2010, the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF S.A. in Argentina. UABL Paraguay S.A. submitted its defense together with all documents related to the bunker purchases. On September 23, 2013, Customs in Asunción issued a new ruling on the matter imposing the same fine of Gs. 54.723.820 (approximately $12,000) but the denouncing parties appealed such decision. On October 10, 2013 UABL Paraguay S.A. submitted its reply to the appeal. On 22 November 2013, Customs in Asunción issued a new ruling determining that UABL Paraguay S.A. would owe taxes in the amount of Gs. 6.028.317.852 (approximately $ 1.37 million) together with a fine for non- payment of the taxes in the same amount. On 26 December 2013, UABL Paraguay S.A. commenced legal proceedings in order to reverse the referred decision. Our local counsel is of the opinion that the competent Court will overturn the Custom´s ruling, and that therefore there is only a remote possibility that these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with re-importation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges submitted to conversion in foreign yards. On June 24, 2011, Oceanpar S.A. and UABL Paraguay S.A. submitted the evidence of all payments effected in 2008 corresponding to the re-importation of these barges. The evidentiary stage of the proceedings was concluded and the Customs issued its ruling on the matter imposing a fine of Gs. 2.791.514.822 (approximately $0.6 million). Oceanpar S.A. and UABL Paraguay S.A. made an administrative submission asking for a reconsideration of the decision, which was rejected on June 18, 2013. On July 18, 2013, Oceanpar S.A. and UABL Paraguay S.A. commenced judicial proceedings in order to appeal the said decisions. Our local counsel has advised that there is only a remote chance that these proceedings will have a material adverse impact on the consolidated financial position or result of operations of the Company.

UABL Paraguay S.A. - Paraguayan Tax Authority

On December 15, 2011, as a result of a previous investigation, the Paraguayan Tax Authorities gave notice that UABL Paraguay S.A. would have improperly used some fiscal credit and suggested some rectifications to be made. The aforementioned tax authorities also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. We believe that this finding is erroneous and UABL Paraguay S.A. commenced administrative proceedings on December 23, 2011, in order to refute the said findings and formally replied to all of the allegations upon which the finding was made. A decision of the administrative authorities is now pending. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3.0 million. The proceedings are purely administrative at this point and if the tax authority should decide to insist with their opinion the Company intends to contest the same in a judicial court. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

Obras Terminales y Servicios S.A. – Judicial Administration

On August 16, 2009, Mrs. Maria L. Rodriguez-Mendieta (hereinafter the "Plaintiff") commenced legal proceedings in Ciudad del Este, Paraguay against Obras Terminales y Servicios S.A. (hereinafter "OTS"), UABL Terminals (Paraguay) S.A., our subsidiary in the River Business, certain directors and representatives in our River Business, and some of Mr. Abadie's successors and assigns. The Plaintiff alleges to be the holder of 50% of the capital stock of OTS that belongs to the Abadie family. OTS is the Company's 50% subsidiary that owns Tres Fronteras terminal. On August 21, 2009, the competent court granted an injunction to intervene OTS by appointing a Judicial Manager who replaced OTS' board of directors, while the appeal of this injunction is still pending such a court decision continues in effect. The Plaintiff is arguing that an extraordinary shareholders meeting of OTS held in 2005 resolved to increase the capital stock and consequently the whole of OTS' shares certificates were substituted prejudicing her rights since her shares certificates were neither cancelled nor substituted by new certificates. The Plaintiff is requesting the Paraguayan court: a) to recognize her capacity of shareholder of OTS in substitution of the Abadie family; b) payment of dividends; c) nullity of some legal acts; and d) removal of OTS' managers. All defendants have submitted their defenses before the competent court, however due to several motions and preceding exceptions, the evidence stage has not been reached yet. We have been advised by local counsel that if the Plaintiff succeeds in her plead, it will only affect the Abadie family without causing any financial material adverse effect on the remaining 50% capital stock of OTS that belongs to UABL Terminals (Paraguay) S.A.

Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (hereinafter "UPSA") requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs. The total weight of those steel plates was 473 tons and their import value was approximately $0.37 million. The request of UPSA to the Secretary of Industry was based on the cancellations made by some related shipping companies that had formerly requested repair services for their vessels. Such repairs cancellations prevented UPSA to conduct the industrialized conversion of the above referred steel plates. On August 7, 2009, since UPSA commenced negotiations with two shipping companies for repairing some of their vessels, a time extension was requested to the Argentine Secretary of Industry, and alternatively it was also requested to grant the previously requested authorization to re-export the steel plates without industrialized conversion. On January 21, 2010, the competent authority rejected the time extension request and did not resolve the alternative authorization request. On February 25, 2010, UPSA made an administrative submission asking for a reconsideration of the decision, which was rejected on April 27, 2010. On November 4, 2011, UPSA submitted an administrative appeal before the Ministry of Industry, and its decision is still pending. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $0.9 million, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $0.3 million. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we do not expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or result of operations of the Company.

Ultrapetrol S.A. – Assessment by Argentinean Tax Authority

On October 11, 2013, UPSA took notice of a possible administrative proceeding against it by the Argentine Tax Authority in connection with an alleged undue application of a double taxation treaty between Argentina and Spain for fiscal years 2006 to 2010. As a result of the Argentine Tax Authority's initial assessment, a difference amounting to approximately $0.2 million plus interests would be due. This process would continue with administrative proceedings to be opened by the Argentine Tax Authority where our local subsidiary will have the opportunity to make defense submissions.  We do not expect the resolution of this matter to have a material adverse impact on the consolidated financial position or result of operations of the Company.

UABL Paraguay S.A. – Paraguayan Customs Authority – Alleged Cargo Manifest Infringement

On October 24, 2013 Paraguayan Customs Authorities served notice to UABL Paraguay S.A. (UABLPY) of the commencement of administrative proceedings for an alleged infringement of Customs regulations. Said proceedings were commenced as a result of a complaint submitted against a shipping agency and three shipping companies, including UABLPY, for an alleged infringement on eleven cargo manifests of gas oil consigned to the Paraguayan State Owned Oil company, Petropar, and Petromar. Only one of those cargo manifests, issued on December 6, 2008, was related to the carriage of 2,915 m3 of gasoil onboard a tank barge operated by UABLPY. On November 1, 2013 UABLPY filed a defense before Customs stating that the cargo of gas oil was carried in full compliance of international trade regulations and was discharged in Paraguay and delivered in total to its consignees in accordance with cargo documentation and Customs regulations. Likewise, in its defense submission, UABLPY requested Customs to summon consignees, who should have paid all import duties corresponding to such cargo and who would be ultimately responsible for any unpaid import duties. Local counsel has advised that the amount could be in the region of $0.5 million. However, the amount involved has not been determined by the Customs and therefore could result in litigation for a larger sum. Our local counsel has further advised that in view of the company's lack of responsibility over the cargo after its discharge, there is only a remote possibility that these proceedings, when ultimately resolved by a court of justice, would have a material adverse impact on the consolidated financial position or results of operations of the Company.

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

Our ability to pay dividends is restricted by the 2021 Notes, which we issued in 2013. In addition, we may incur expenses or liabilities, including extraordinary expenses, which could include costs of claims and related litigation expenses, or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends or for which our board of directors may determine requires the establishment of reserves. The payment of dividends is not guaranteed or assured and may be discontinued at any time at the discretion of our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends is dependent upon the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in any of the markets in which we participate, our earnings will be negatively affected, thereby limiting our ability to pay dividends.

B.           SIGNIFICANT CHANGES

None.

ITEM 9 – THE OFFER AND LISTING

A.	Information regarding the price history of the stock listed:

(a)	High and low market prices for the five most recent full financial years:

	Financial Year Ended December 31,
Per share prices	2009	2010	2011	2012	2013

High	$5.72	$7.92	$6.67	$3.48	$3.98

Low	$1.79	$4.05	$2.12	$0.64	$1.65

(b)           High and low market prices for each full financial quarter for the two most recent full financial years:

Per share prices	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013

High	$3.48	$2.19	$1.74	$1.99	$2.75	$3.05	$3.76	$3.98

Low	$1.98	$1.16	$0.64	$1.25	$1.65	$2.15	$2.22	$3.12

(c)            High and low market prices for each month, for the most recent six months:

Per share prices	September 2013	October 2013	November 2013	December 2013	January 2014	February 2014

High	$3.76	$3.98	$3.75	$3.84	$3.85	$3.59

Low	$3.25	$3.40	$3.12	$3.21	$3.22	$3.05

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

Authorized Capital

In accordance with Articles 11 through 20 of the Sixth Amended and Restated Articles of Association of the Company, Ultrapetrol may, without the vote, consent or approval of shareholders, by resolution of the Board of Directors, increase or reduce its authorized capital, including the dividing or combining of shares or other actions.

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

Mandatory Arbitration

Any disputes between the Company on the one hand and any of the shareholders or their executors, administrators or assigns on the other hand with respect to the Articles or The International Business Companies Act, 2000 of The Bahamas must be referred to arbitration to be conducted in accordance with the Arbitration Act, 2009 of The Bahamas. This means that you may not be able to bring any dispute as described above that you may have in court but may need to submit such dispute to arbitration.

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

 Each of our subsidiaries which could earn U.S.-source shipping income is incorporated in a jurisdiction that has been officially recognized by the IRS as a qualified foreign country that grants the requisite equivalent exemption from tax in respect of each category of shipping income we and our subsidiaries earn and currently expect to earn in the future. Therefore, we and each of our subsidiaries will be exempt from U.S. federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. We believe that we and each of our subsidiaries satisfied the Publicly-Traded Test for the 2013 taxable year, as discussed below, and we intend to take that position on our U.S. federal income tax returns.

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

Our 5% Shareholders owned a majority of our common stock during the 2013 taxable year. As such, we will be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders.

We believe that we will be able to establish that a sufficient number of shares of our common stock are owned by qualified shareholders among our 5% Shareholders in order to qualify for the benefits of Section 883 for the 2013 taxable year. However, there can be no assurance that this will continue to be the case in the future or that we will be able to continue to satisfy the substantiation requirements in the future.

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

F.           DIVIDEND AND PAYING AGENTS

Not Applicable.

G.           STATEMENTS BY EXPERTS

Not Applicable.

H.           DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Ocean Centre, Montague Foreshore East Bay Street, Nassau, Bahamas.

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

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2013). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2013, based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), or COSO. Based on its assessment, management, including the Company's chief executive and chief financial officer, determined that the Company's internal controls over financial reporting were effective as of December 31, 2013, based on the criteria in Internal Control—Integrated Framework (1992 framework) issued by COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Pistrelli, Henry Martin y Asociados S.R.L., members of Ernst & Young Global, the Company's independent registered public accounting firm, who audited the financial statements included in the Annual Report, has audited and reported on the effectiveness of the Company's internal controls over financial reporting as of December 31, 2013, as stated in their report which appears elsewhere in this Annual Report.

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

Aggregate fees for professional services rendered for the Company by Pistrelli, Henry Martin y Asociados S.R.L. and other member firms of Ernst & Young Global in 2013 and 2012 in each of the following categories were:

	Year ended December 31,
	2013	2012
	(in thousands of U.S. dollars)

Audit fees	1,375	1,139
Audit-related fees	--	--
Tax fees	179	192
All other fees	--	--

Total fees	1,554	1,331

Audit fees include fees associated with the annual audit of the Company and subsidiaries, statutory audits of subsidiaries required internationally, comfort letters and SEC filings in connection with our offerings of our debt securities.

Tax fees relate to tax compliance services for federal, state and local tax returns and international tax compliance and planning services.

Prior to our initial public offering, all audit, audit-related and non audit services provided by our independent auditor were pre-approved by the board of directors. Since our initial public offering, all such services are pre-approved by our audit committee, which was formed at the time of our initial public offering.

ITEM 16D – EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No such purchases were made in the period covered by this report.

ITEM 16F – CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

None.

ITEM 16G – CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country, the Bahamas, in lieu of NASDAQ's corporate governance rules, or the NASDAQ Rules. The Company complies fully with the NASDAQ Rules, except that the Company's corporate governance practices deviate from the NASDAQ Rules in the following ways:

•	The Company does not have a board of directors with a majority of independent directors. However, the Company does have an independent director.

•	In lieu of holding regular meetings at which only independent directors are present, the Company's entire board of directors may hold regular meetings.

•	In lieu of an audit committee comprising three independent directors, the Company's audit committee has one member, who meets the NASDAQ requirement of a financial expert.

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

ITEM 16H – MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17 – FINANCIAL STATEMENTS

Not Applicable.

ITEM 18 – FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-64, together with the reports of independent registered public accounting firm are filed as part of this annual report:

ITEM 18.1. Schedule I – Condensed Financial Information of Ultrapetrol (Bahamas) Limited (Parent Company only)

The Schedule I, beginning after page F-59, is filed as part of this report.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011 with Reports of Independent Registered Public Accounting Firm

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2013 AND 2012

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2013	2012
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$72,625	$222,215
Restricted cash	12,132	5,968
Accounts receivable, net of allowance for doubtful accounts of $2,905 and $1,916 in 2013 and 2012, respectively	47,836	36,487
Operating supplies and inventories	17,168	13,638
Prepaid expenses	4,111	5,973
Other receivables	41,832	22,532
Other current assets	-	177
Total current assets	195,704	306,990
NONCURRENT ASSETS

Other receivables	28,640	22,758
Restricted cash	1,463	1,464
Vessels and equipment, net	715,431	647,519
Dry dock	10,979	4,238
Investments in and receivables from affiliates	4,436	4,282
Intangible assets	626	801
Goodwill	5,015	5,015
Other assets	14,954	10,214
Deferred income tax assets	2,763	7,037
Total noncurrent assets	784,307	703,328
Total assets	$980,011	$1,010,318

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$28,923	$32,450
Customer advances	12,710	15,175
Payable to related parties	1,351	3,761
Accrued interest	1,652	4,858
Current portion of long-term financial debt	32,253	49,031
2017 Senior Convertible Notes	-	80,000
Other current liabilities	14,499	13,470
Total current liabilities	91,388	198,745
NONCURRENT LIABILITIES

Long-term financial debt	466,144	388,521
Deferred income tax liabilities	12,248	12,441
Other liabilities	1,086	2,026
Deferred gains	3,584	2,086
Total noncurrent liabilities	483,062	405,074
Total liabilities	574,450	603,819

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,419,487 shares outstanding	1,443	1,443
Additional paid-in capital	488,522	490,850
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(63,108)	(70,476)
Accumulated other comprehensive loss	(1,808)	(2,578)
Total Ultrapetrol (Bahamas) Limited stockholders' equity	405,561	399,751

Noncontrolling interest	-	6,748
Total equity	405,561	406,499
Total liabilities and equity	$980,011	$1,010,318

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Stated in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2013	2012	2011
REVENUES

Transportation and services	$345,642	$282,862	$285,393
Manufacturing	65,575	30,307	19,089
	411,217	313,169	304,482

OPERATING EXPENSES (1)

Voyage expenses	(115,660)	(107,894)	(99,571)
Running costs	(136,156)	(128,059)	(112,355)
Manufacturing costs	(45,662)	(18,474)	(12,681)
Depreciation and amortization	(42,535)	(43,852)	(39,144)
Administrative and commercial expenses	(41,730)	(32,385)	(29,604)
Loss on write-down of vessels	-	(16,000)	-
Other operating income, net	5,692	8,376	8,257
	(376,051)	(338,288)	(285,098)
Operating profit (loss)	35,166	(25,119)	19,384

OTHER INCOME (EXPENSES)

Financial expense	(33,551)	(35,793)	(35,426)
Financial loss on extinguishment of debt	(5,518)	(940)	-
Foreign currency exchange gains (losses), net	18,849	(2,051)	(2,552)
Investments in affiliates	(520)	(1,175)	(1,073)
Other, net	92	(655)	(305)
Total other income (expenses), net	(20,648)	(40,614)	(39,356)
Income (Loss) before income tax	14,518	(65,733)	(19,972)

Income tax (expense) benefit	(6,597)	2,969	1,737
Net income (loss)	7,921	(62,764)	(18,235)

Net income attributable to noncontrolling interest	553	893	570
Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	$7,368	$(63,657)	$(18,805)

INCOME (LOSS) PER SHARE ATTRIBUTABLE TO ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED	$0.05	$(1.80)	$(0.64)

Basic weighted average number of shares	140,090,112	35,382,913	29,547,365
Diluted weighted average number of shares	140,326,764	35,382,913	29,547,365

(1)	Operating expenses included $2,509, $2,753 and $4,622 in 2013, 2012 and 2011, respectively, from related parties.

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2013	2012	2011

Net income (loss)	$7,921	$(62,764)	$(18,235)

Other comprehensive income (loss):

Reclassification of net derivative losses to other income (expense), net	216	-	-
Reclassification of net foreign currency derivative gains to depreciation and amortization	(9)	(8)	(8)
Reclassification of net derivative losses on cash flow hedges to financial expense	1,060	889	1,129
Derivative (losses) gains on cash flow hedges	(451)	(1,441)	(2,588)
	816	(560)	(1,467)

Comprehensive income (loss), net of income tax effect of $0	8,737	(63,324)	(19,702)
Comprehensive income attributable to noncontrolling interest	587	874	543
Comprehensive income (loss) attributable to Ultrapetrol (Bahamas) Limited	$8,150	$(64,198)	$(20,245)

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Stated in thousands of U.S. dollars, except share data)

	Ultrapetrol (Bahamas) Limited stockholders' equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity

December 31, 2010	29,943,653	$338	$271,224	$(19,488)	$11,986	$(597)	$5,331	$268,794

Compensation related to stock awards granted	67,975	1	1,078	-	-	-	-	1,079

Net income (loss)	-	-	-	-	(18,805)	-	570	(18,235)
Other comprehensive loss	-	-	-	-	-	(1,440)	(27)	(1,467)
December 31, 2011	30,011,628	339	272,302	(19,488)	(6,819)	(2,037)	5,874	250,171

Issuance of common stock	110,000,000	1,100	218,022	-	-	-	-	219,122
Compensation related to stock awards granted	407,859	4	526	-	-	-	-	530

Net income (loss)	-	-	-	-	(63,657)	-	893	(62,764)
Other comprehensive loss	-	-	-	-	-	(541)	(19)	(560)
December 31, 2012	140,419,487	1,443	490,850	(19,488)	(70,476)	(2,578)	6,748	406,499

Compensation related to stock awards granted	-	-	575	-	-	-	-	575

Purchase of subsidiary shares from noncontrolling interests	-	-	(2,903)	-	-	(12)	(7,335)	(10,250)
Net income (loss)	-	-	-	-	7,368	-	553	7,921
Other comprehensive income	-	-	-	-	-	782	34	816
December 31, 2013	140,419,487	$1,443	$488,522	$(19,488)	$(63,108)	$(1,808)	$-	$405,561

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$7,921	$(62,764)	$(18,235)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of vessels and equipment	38,951	38,914	34,891
Amortization of dry docking	3,409	4,763	4,078
Expenditure for dry docking	(10,150)	(5,978)	(3,478)
Loss on derivatives, net	216	-	16
Debt issuance expense amortization	2,711	2,217	2,323
Financial loss on extinguishment of debt	5,518	940	-
Amortization of intangible assets	175	175	175
(Gain) on sale of vessels	-	(3,564)	-
Net losses from investments in affiliates	520	1,175	1,073
Allowance for doubtful accounts	2,467	1,266	598
Loss on write-down of vessels	-	16,000	-
Share - based compensation	575	530	1,079
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(13,906)	(6,760)	(6,916)
Other receivables, operating supplies and inventories and prepaid expenses	(7,421)	(13,599)	(12,302)
Other	188	3,109	(2,276)
Increase (decrease) in liabilities:
Accounts payable and customer advances	(5,964)	18,515	10,324
Other payables	(5,363)	1,126	3,407
Net cash provided by (used in) operating activities	19,847	(3,935)	14,757
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 and $10,904 in 2012 for barges built, sold and leased-back)	(130,136)	(50,920)	(97,863)
Proceeds from disposals of vessels, net ($9,410 in 2013 and $13,020 in 2012 for barges sold and leased-back)	9,410	16,870	-
Other investing activities, net	-	1,537	-
Net cash (used in) investing activities	(120,726)	(32,513)	(97,863)
CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(31,075)	(20,930)	(13,286)
Early repayment of long-term financial debt	(39,825)	(23,911)	-
Prepayment of 2017 Senior Convertible Notes	(80,000)	-	-
Prepayment of 2014 Senior Notes	(180,000)	-	-
Short-term credit facility borrowings	-	8,275	10,500
Short-term credit facility repayments	(8,275)	-	(25,500)
Proceeds from issuance of 2021 Senior Notes, net of issuance costs	216,654	-	-
Proceeds from issuance of common stock, net of expenses	-	219,122	-
Proceeds from long-term financial debt	93,950	41,125	41,900
Purchase of subsidiary shares from noncontrolling interest	(10,250)	-	-
(Increase) decrease in restricted cash	(6,163)	870	-
Other financing activities, net	(3,727)	16	(1,982)
Net cash (used in) provided by financing activities	(48,711)	224,567	11,632
Net (decrease) increase in cash and cash equivalents	(149,590)	188,119	(71,474)
Cash and cash equivalents at the beginning of year	222,215	34,096	105,570
Cash and cash equivalents at the end of year	$72,625	$222,215	$34,096

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

-
Subsequent to the termination of this initial period, which was terminated on June 12, 2013, Los Avellanos and Hazels together have the right to appoint two directors to the Company's board of Directors, and Sparrow have the right to appoint four directors to the Company's board of Directors.

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

-	Please also see Note 11 to the Consolidated Financial Statements, "Share Capital."

2.	SIGNIFICANT ACCOUNTING POLICIES

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

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the years.  Significant estimates have been made by management, including the allowance for doubtful accounts, insurance claims receivable, useful lives and valuation of vessels, recoverability of tangible assets and goodwill and certain accrued liabilities.  Actual results may differ from those estimates.

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

In its River Business the Company uses the completed contract method for river barges sold to third parties which typically have construction periods of 90 days or less. Contracts are considered complete when the customer has technically accepted the river barges and the remaining costs and potential risk are insignificant. Losses are accrued if manufacturing costs are expected to exceed manufacturing contract revenue.

Customer billings in excess of costs incurred and revenue recognized, which typically reflect initial down payments, are included in customer advances in the accompanying consolidated balance sheets.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2013, the Company performed through its subsidiaries several transactions at different exchanges rates between Argentinean Peso (ARS) and U.S. dollars (USD). Pursuant to ASC Topic 830, these transactions were measured at the particular applicable exchange rate at which they were settled resulting in foreign currency exchange gains amounting to $25,360 which were included in "Foreign currency exchange gains (losses), net" in the accompanying consolidated statements of operations.

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

Accounts receivable from one customer of Ultrapetrol River Business accounted for 11% of total consolidated accounts receivable as of December 31, 2013.

Accounts receivable from one customer of Ultrapetrol Ocean and Offshore Supply Business accounted for 22% and 27% of total consolidated accounts receivable as of December 31, 2013 and 2012, respectively.

Changes in the allowance for doubtful accounts for the years ended December 31, were as follow:

	For the years ended December 31,
	2013	2012	2011

Balance at January 1	$1,916	$841	$555
Provision	2,467	1,559	598
Recovery	-	(293)	-
Amounts written off (1)	(1,478)	(191)	(312)
Balance at December 31	$2,905	$1,916	$841

(1)          Accounts charged to the allowance when collection efforts cease.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

h)	Concentrations of credit risk

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

The absence of a government-approved market mechanism to convert local currency to U.S. dollars in Argentina may restrict the Company's ability to make payments abroad.  As of December 31, 2013, cash held by our Argentine subsidiaries accounted for 9% of our consolidated cash and cash equivalents.

i)	Insurance claims receivable

Insurance claims receivable comprise claims submitted relating to hull and machinery (H&M), protection and indemnity (P&I), loss of hire (LOH) and strike insurance coverage.  They are recorded when the recovery of an insurance claim is probable.  Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident.  The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which the Company is either a client or a member.  Insurance claims receivable, included in other receivables in the accompanying consolidated balance sheets, amounts to $6,692 and $6,017 at December 31, 2013 and 2012, respectively.

j)	Operating supplies and inventories

Operating supplies and inventories are carried at the lower of cost or market and consist of the following:

	At December 31,
	2013	2012

River barges in progress and raw material related to barge production for sale to third parties	$12,416	$10,019
Fuel and supplies	4,752	3,619
	$17,168	$13,638

k)	Vessels and equipment, net

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

Long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.  The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel in the Ocean and Offshore Supply Business and as a fleet in the River Business and compares them to their carrying value. The cash flow period is based on the remaining lives of the vessels or the fleet, which range from 4 to 24 years.  The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for assets' maintenance and assets' operating expenses (including planned drydocking and special survey expenditures), and fleet utilization ranging from 93% to 99%. The salvage value used in the impairment test is estimated at $435 (four hundred and thirty-five U.S. dollars) per lightweight ton (LWT) in accordance with the Company's assets' depreciation policy. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. As a result of the impairment review, the Company determined that the carrying amounts of its assets were recoverable, and therefore, concluded that no impairment loss was necessary for the years ended December 31, 2013, 2012 and 2011, except for the charge described below.

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

The Company's vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations.  Costs incurred to drydock a vessel / pushboat are deferred and amortized using the straight-line method over the period to the next drydock, generally 24 to 36 months.  Drydocking costs incurred are mostly comprised of: replacing steel plates, painting the vessel's hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards.  The unamortized portion of dry dock costs for vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

Expenditures for maintenance and minor repairs are expensed as incurred.

m)	Investments in affiliates

These investments are accounted for by the equity method. At December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, this includes our interest in 50% of Obras Terminales y Servicios S.A. ("OTS S.A.") and in 49% of Marítima Sipsa S.A.

For the year ended December 31, 2011 it also includes our interest in 50% of Puertos del Sur S.A. As described in Note 4, during 2012 the Company purchased the other 50% of Puertos del Sur S.A.

n)	Identifiable intangible assets

The Company's intangible assets arose as a result of the Ravenscroft acquisition in 2006, and consist principally of a safety management system which is being amortized over its useful life of eight years using the straight-line method.

Accumulated amortization at December 31, 2013 and 2012 amounted to $1,356 and $1,181, respectively and amortization for the years ended December 31, 2013, 2012 and 2011 amounted to $175 in each year.  Amortization of intangible assets for the five years subsequent to December 31, 2013 is expected to be $44 in 2014.

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

This account corresponds to costs incurred to issue debt net of amortization costs, which are being amortized over the term of the debt using the effective interest rate method.  Any unamortized balance of costs relating to debt repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding debt modifications and extinguishment.  Amortization for debt issuance expense for the years ended December 31, 2013, 2012 and 2011 totaled $2,711, $2,217 and $2,323, respectively, and is included in financial expense in the accompanying consolidated statements of operations.

q)	Accounts payable

Accounts payable at December 31, 2013 and 2012 consists of insurance premium payables, operating expenses, among others.

r)	Deferred gains -- River barges sale-leaseback transactions

The Company has entered into a river barges sale-leaseback transaction with a finance company.  Gains are deferred to the extent of the present value of future minimum lease payments and are amortized as reductions to rental expense over the applicable lease term.  Deferred gains activity related to these transactions for the years ended December 31, was as follows:

	For the years ended December 31,
	2013	2012

Balance at beginning of the year	$2,086	$-
Deferred gains arising from sales	1,889	2,116
Amortization of deferred gains included in operating expenses as reduction to rental expense	(391)	(30)
Balance at end of the year	$3,584	$2,086

s)	Comprehensive loss

The components of accumulated other comprehensive loss in the accompanying consolidated balance sheets were as follows:

	At December 31,
	2013	2012

Unrealized net losses on interest rate collar	$(1,362)	$(1,958)
Unrealized net losses on interest rate swaps	(574)	(803)
Unrealized net gains on EURO hedge	128	137
Accumulated other comprehensive loss	(1,808)	(2,624)

Amounts attributable to noncontrolling interest	-	(46)
Amounts attributable to Ultrapetrol (Bahamas) Limited	$(1,808)	$(2,578)

At December 31, 2013, the Company expects that it will reclassify $1,022 of net losses on interest rate collar and interest rate swaps from accumulated other comprehensive loss to earnings during the next twelve months related to the payments of interest of our variable interest rate debt that will affect earnings for 2014.

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

u)	Income (Loss) per share attributable to Ultrapetrol (Bahamas) Limited

Basic income (loss) per share attributable to Ultrapetrol (Bahamas) Limited is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted income (loss) per share attributable to Ultrapetrol (Bahamas) Limited reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock and if-converted methods, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the conversion of all outstanding convertible notes.

For the years ended December 31, 2012 and 2011, the Company had a net loss and therefore the effect of potentially dilutive securities was antidilutive.

The following outstanding equity awards are not included in the diluted net income (loss) per share attributable to Ultrapetrol (Bahamas) Limited calculation because they would have had an antidilutive effect:

	For the years ended December 31,
	2013	2012	2011

Stock options	349,000	459,000	349,000
Restricted stock	-	329,000	705,000
Convertible debt	-	13,051,000	13,051,000
Total	349,000	13,839,000	14,105,000

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to Ultrapetrol (Bahamas) Limited.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the years ended December 31,
	2013	2012	2011

Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	$7,368	$(63,657)	$(18,805)

Basic weighted average number of shares	140,090,112	35,382,913	29,547,365
Effect on dilutive shares -- options and restricted stock	236,652	-	-
Diluted weighted average number of shares	140,326,764	35,382,913	29,547,365

Basic and diluted net income (loss) per share attributable to Ultrapetrol (Bahamas) Limited	$0.05	$(1.80)	$(0.64)

v)	Stock compensation

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

Other operating income generally includes gains from vessel sales, favourable judgments with customers, recoveries from insurances companies, and other income from miscellaneous transactions.

Other income of $5,692 for the year ended December 31, 2013 included a gain of $1,356 concerning a settlement agreement with a customer in our Offshore Supply Business

Other income of $8,376 for the year ended December 31, 2012 included a gain of $3,564 from the sale of a river pushboat.

Other income of $8,257 for the year ended December 31, 2011 included a $4,748 gain related to a favourable arbitration with a former customer in our River Business.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	DRY DOCK

The capitalized amounts in dry dock at December 31, 2013 and 2012 were as follows:

	At December 31,
	2013	2012

Original book value	$31,141	$23,699
Accumulated amortization	(20,162)	(19,461)
Net book value	$10,979	$4,238

For the years ended December 31, 2013, 2012 and 2011, amortization expense was $3,409, $4,763 and $4,078, respectively.

4.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at December 31, 2013 and 2012 were as follows:

	At December 31,
	2013	2012

Ocean-going vessels	$123,994	$115,375
River barges and pushboats	415,817	411,820
PSVs	365,823	223,032
Advances for PSV construction	-	53,496
Furniture and equipment	12,882	11,822
Building, land, operating base and shipyard	53,752	54,902
Total original book value	972,268	870,447
Accumulated depreciation	(256,837)	(222,928)
Net book value	$715,431	$647,519

For the years ended December 31, 2013, 2012 and 2011, depreciation expense was $38,951, $38,914 and $34,891, respectively.

Certain interest costs incurred during the construction of vessels are capitalized as part of the assets' carrying values and are depreciated over such assets' estimated useful lives. No interest was capitalized during the years ended December 31, 2013, 2012 and 2011.

ACQUISITIONS AND DISPOSALS

River Business

During 2013 and 2012, the Company built, sold and leased back, ten and fourteen river barges for $9,410 and $13,020, respectively with a lease term of ten years. Gains of $1,889 and $2,116 for the years ended December 31, 2013 and 2012, respectively related to the sale-lease back were deferred and are being amortized over the minimum lease period (see Note 2.r).

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2012, eight river barges were built in our own shipyard in Punta Alvear, Argentina for a total cost of $9,100.

During 2012, the Company sold and delivered a river pushboat, for a total sale price of $3,850 and we recognized a gain on sale of vessel of $3,564.

During 2011, we purchased three pushboats, for a total aggregate purchase price of $2,900. The Company also incurred $2,000 in additional direct costs relating to these acquisitions.

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

Offshore Supply Business

On February 21 and September 13, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052, with contracted deliveries delayed to 2012 and 2013.  The Company shall be made advances each of 20% of the contract price which were payable upon achievement of milestones specified in the contract, prior to the delivery of the PSVs.  On May 22, 2012, we took delivery of the first Indian PSV UP Jade and we paid the fifth installment net of a reduction of $1,800 in the contract price in connection with the penalty for its late delivery.

On January 30, 2013, we took delivery of the second Indian PSV UP Amber and we paid the fifth installment net of a reduction of $1,800 in the contract price in connection with the penalty for its late delivery. On August 12, 2013, we took delivery of the third Indian PSV UP Pearl and we paid $893 to the yard after allowing for the reduction of $1,800 in the contract price in connection with the penalty for its late delivery as well as certain other sums advanced to the yard.

On October 22, 2013, we canceled the shipbuilding contract for the fourth PSV UP Onyx based on the shipyard failure to deliver the vessel within 210 days after the delivery date in accordance with the specific terms of the contract. The advances made to the shipyard amounted $13,208, which shall be refunded to the Company plus an interest rate of 7% per annum from payment date under the provisions of the contract and they were secured by refund guarantees issued by two first class banks.  At December 31, 2013 $17,589 was included in current other receivables in the accompanying consolidated balance sheet and such amount was collected in full during January 2014.

On October 3, 2013, we entered into two Memorandums of Agreement ("MOAs") whereby we agreed to acquire two 5,145 dwt newbuilt Chinese sister PSVs named UP Agate and UP Coral. The purchase price for these PSVs under the MOAs was $31,450 each which were subsequently delivered on October 28, 2013. In addition, we exercised our option to acquire a third PSV named UP Opal of identical specifications as the previous two which was delivered from the same Chinese yard on November 29, 2013. We also incurred $2,644 in certain upgrades to PSVs design and specifications.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Noncontrolling interest acquisition

On July 5, 2013, we entered into a Share Purchase Agreement with Firmapar Corp. (the "Offshore SPA"), the then owner of 5.55% of shares in UP Offshore (Bahamas) Limited, our holding company in the Offshore Supply Business. Through the Offshore SPA we agreed to purchase from Firmapar Corp. the 2,500,119 shares of common stock of UP Offshore (Bahamas) Limited that we did not own. On July 25, 2013, we paid $10,250 to Firmapar in consideration for such shares. As of such date, we own 100% of the common stock of UP Offshore (Bahamas) Limited.

5.	LONG-TERM DEBT AND OTHER FINANCIAL DEBT

Balances of long-term financial debt were as follows:

			At December 31,
			2013				2012 (3)
	Financial institution /		Nominal value
Borrower	Other	Due-year (1)	Current	Noncurrent		Total	Total

Ultrapetrol	Private Investors	June 2021	$-	$226,070	(2)	$226,070	$-
Ultrapetrol	Private Investors	-	-	-		-	180,000
UP Offshore Apoio	DVB AG	Through 2016	900	5,050		5,950	6,850
UP Offshore	DVB AG	Through 2016	4,300	25,350		29,650	42,225
UP Offshore	DVB AG	Through 2017	2,000	9,000		11,000	13,000
UP Offshore Apoio	BNDES	Through 2027	1,110	13,598		14,708	15,818
UP Offshore	DVB SE + Banco Security	Through 2018	3,333	27,500		30,833	34,166
Ingatestone Holdings	DVB NV + NIBC + ABN Amro	Through 2017	7,039	51,495		58,534	-
Linford Trading	DVB NV + NIBC	Through 2020	3,200	28,800		32,000	-
Ingatestone Holdings	DVB AG + Natixis	-	-	-		-	18,975
Ingatestone Holdings	DVB SE + NIBC	-	-	-		-	20,850
Stanyan Shipping	Natixis	Through 2017	908	4,730		5,638	6,546
Hallandale Commercial	Nordea	-	-	-		-	5,644
UABL Paraguay	IFC	Through 2020	2,174	18,478		20,652	22,826
UABL Paraguay	OFID	Through 2020	1,304	11,087		12,391	13,695
UABL Barges and others	IFC	Through 2020	3,044	25,868		28,912	31,957
UABL Paraguay and Riverpar	IFC	Through 2021	1,765	11,471		13,236	15,000
UABL Paraguay and Riverpar	OFID	Through 2021	1,176	7,647		8,823	10,000
At December 31, 2013			$32,253	$466,144		$498,397
At December 31, 2012			$49,031	$388,521			$437,552

(1)	See the descriptions below.
(2)	Includes unamortized debt premium of $1,070.

(3)	Excludes the 2017 Senior Convertible Notes which were disclosed as current liabilities in the accompanying balance sheet under the caption "2017 Senior Convertible Notes."

Aggregate annual future payments due to the long-term financial debt were as follows:

Year ending December 31

2014	$32,253
2015	32,253
2016	53,699
2017	68,329
2018	31,155
Thereafter	279,638
497,327
Unamortized debt premium, net	1,070
$498,397

As of December 31, 2013 and 2012, $13,595 and $7,432, respectively, of restricted cash was maintained in accordance with certain covenants of our debt agreements, and these amounts were included within restricted cash in the accompanying consolidated balance sheets.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Various lender provisions restrict the ability of certain of the Company's subsidiaries to transfer their net assets to the parent company. Such restricted net assets of subsidiaries amounted to $135,000 at December 31, 2013.

8.875% First Preferred Ship Mortgage Notes due 2021 (the "2021 Senior Notes")

On June 10, 2013, the Company completed the Offering of $200,000 of 8.875% First Preferred Ship Mortgage Notes due 2021 (the "2021 Senior Notes"), through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S. The net proceeds of the offering were used to repay in full on July 10, 2013, the 2014 Senior Notes or $180,000, and for general corporate purpose.

On October 2, 2013, we closed the sale of $25,000 in aggregate principal amount of our 2021 Senior Notes (the "Add-On Notes"), which were offered as an add-on to our outstanding $200,000 aggregate principal amount of our 2021 Senior Notes. As a result of the offering of the Add-On Notes, we have outstanding an aggregate principal amount of $225,000 of our 2021 Senior Notes. The Add-On Notes were sold at 104.5% and the net proceeds were used for general corporate purposes.

Interest on the 2021 Senior Notes is payable semi-annually on June 15 and December 15 of each year. The 2021 Senior Notes are senior obligations guaranteed by certain of the Company's subsidiaries in the River and Ocean Business. The 2021 Senior Notes are secured by first preferred ship mortgages on four ocean vessels, 15 river pushboats and 345 river barges.

The Company has the option to redeem the 2021 Senior Notes in whole or in part, at their option, at any time (i) before June 15, 2016, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after June 15, 2016, at a fixed price of 106.656%, which price declines ratably until it reaches par after June 15, 2019. At any time before June 15, 2016, the Company may redeem up to 35% of the aggregate principal amount of the 2021 Senior Notes with the proceeds of one or more equity offerings at 108.875% of the principal amount of the 2021 Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2021 Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2021 Senior Notes will have the right to require the Company to repurchase some or all of the 2021 Senior Notes in cash at 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.

In the fourth quarter of 2013 the SEC declared effective an exchange offer filed by the Company to register substantially identical senior notes to be exchanged for the 2021 Senior Notes that were issued in a private placement on June 10, 2013 pursuant to a registration rights agreement, to allow the 2021 Senior Notes be eligible for trading in the public markets. On December 30, 2013 the Company completed the exchange offer, with an aggregate amount of $200,000 in principal amount of the 2021 Senior Notes or 100% of the 2021 Senior Notes exchangeable.

The indenture includes affirmative covenants, including the reporting of financial results and other developments. The indenture also contains negative covenants related to our ability and, in certain instances, the ability of certain of our subsidiaries to, (i) pay dividends or make distributions on the Company's capital stock or repurchase the Company's capital stock; (ii) make restricted payments; (iii) create certain liens to secure indebtedness; (iv) enter into sale and leaseback transactions; (v) engage in transactions with affiliates; (vi) merge or consolidate with certain companies and (vii) transfer and sell assets.

The indenture provides for customary events of default, including but not limited to, (i) nonpayment; (ii) breach of covenants in the indenture; (iii) payment defaults or acceleration of other indebtedness; (iv) a failure to pay certain judgments and (v) certain events of bankruptcy, insolvency and reorganization. If certain events of default occur and are continuing, the trustee or the holders of at least 25% in aggregate of the principal amount of the 2021 Senior Notes outstanding may declare all of the notes to be due and payable immediately, together with accrued interest, if any. As of December 31, 2013, we were in compliance with all covenants under the indenture.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Although Ultrapetrol (Bahamas) Limited, the parent company, is the issuer of the 2021 Senior Notes, principal and related expenses will be paid through funds obtained from the operations of the Company's subsidiaries.

At December 31, 2013 the net book value of the assets pledged as a guarantee of the 2021 Senior Notes was $126,100.

Subsequent events

In the fourth quarter of 2013 the SEC declared effective an exchange offer filed by the Company to register substantially identical senior notes to be exchanged for the 2021 Senior Notes that were issued in a private placement on October 2, 2013 pursuant to a registration rights agreement, to allow the 2021 Senior Notes be eligible for trading in the public markets. On January 24, 2014 the Company completed the exchange offer, with an aggregate amount of $25,000 in principal amount of the 2021 Senior Notes or 100% of the 2021 Senior Notes exchangeable.

9% First Preferred Ship Mortgage Notes due 2014

On November 24, 2004 the Company completed a debt offering of $180,000 of 9% First Preferred Ship Mortgage Notes due 2014 (the "2014 Senior Notes"), through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S, which were subsequently exchanged for identical senior notes eligible for trading in the public markets.

On June 10, 2013, the Company communicated to the Trustee its decision to redeem all of its 2014 Senior Notes amounting $180,000 at a redemption price of 100% plus accrued interest to the redemption date, which was July 10, 2013, in accordance with the provisions of the 2014 Senior Notes Indenture.

On July 10, 2013, the Company repaid $180,000 plus accrued interest to that date of its 2014 Senior Notes, and during the year ended December 31, 2013 the Company recorded a financial loss on extinguishment of debt of $1,733, which was included in the accompanying consolidated statement of operations.

7.25% Convertible Senior Notes due 2017

On December 23, 2010, the Company completed the sale of $80,000 aggregate principal amount of its 7.25% Convertible Senior Notes due 2017 (the "2017 Senior Convertible Notes") through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S. The Convertible Notes were senior and unsecured obligations of the Company. Interest on the 2017 Senior Convertible Notes was payable semi-annually on January 15 and July 15 of each year. Unless earlier converted, redeemed or repurchased, the 2017 Senior Convertible Notes were due on January 15, 2017.

As a result of the successful completion of the transaction with Sparrow described in Note 1, a fundamental change (as defined in the Indenture) occurred on December 12, 2012, and each holder of the 2017 Senior Convertible Notes had the right to require the Company to repurchase the notes.

On December 21, 2012, the Company commenced a tender offer to repurchase up to $80,000 of the 2017 Senior Convertible Notes at par plus accrued and unpaid interest in accordance with the fundamental change repurchase procedure as specified in the 2017 Senior Convertible Notes Indenture. The tender offer began on December 21, 2012 and expired on January 22, 2013.

On January 23, 2013, the Company repaid $80,000 of its 2017 Senior Convertible Notes and during the year ended December 31, 2013, the Company recorded a financial loss on extinguishment of debt of $2,821 which was included in the accompanying consolidated statement of operations.

As of December 31, 2012, the Company included the outstanding principal amount of the 2017 Senior Convertible Notes of $80,000 as current liabilities in the accompanying consolidated balance sheet.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revolving credit facility with DVB Bank SE of up to $40,000

On May 31, 2013, UP Offshore (Bahamas) Ltd. entered into a revolving credit facility with DVB Bank SE for a $40,000 reducing, revolving credit facility. The commitment under this revolver decreases quarterly by $1,250 or $5,000 per year.  Advances under the facility are available for general corporate purposes until May 31, 2016.  The facility bears interest at LIBOR plus 3% (or lender's cost of funds, if the lenders in their discretion determine that LIBOR is not representative of such costs). A quarterly commitment fee is payable based on the average undrawn amount of the committed amount at a rate of 1.95% per annum.

As of December 31, 2013, the Company had no outstanding borrowings under the revolving credit facility and the remaining availability under this facility was $37,500.

Offshore Supply Business Segment

Loans with DVB Bank AG (DVB AG)

a)
Senior secured term loan facility of up to $15,000:  On January 17, 2006 UP Offshore Apoio Maritimo Ltda. (UP Offshore Apoio) as Borrower, Packet Maritime Inc. (Packet) and Padow Shipping Inc. (Padow) as Guarantors and UP Offshore (Bahamas) Ltd. (UP Offshore) entered into a senior secured term loan facility of up to $15,000 with DVB AG for the purposes of providing post delivery financing of our PSV UP Agua Marinha.

This loan is divided into two tranches:

-
Tranche A, amounting to $13,000, accrues interest at LIBOR plus a margin of 1.20% per annum and shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 in February 2016.

-	Tranche B, amounting to $2,000 was fully repaid through February 2009.

b)
Senior secured term loan facility of up to $61,306:  On December 28, 2006 UP Offshore as Borrower, Packet, Padow, UP Offshore Apoio and Topazio Shipping LLC (collectively the owners of our PSVs UP Safira, UP Esmeralda, UP Agua Marinha and UP Topazio) and Ultrapetrol (Bahamas) Limited as Guarantors entered into a senior secured term loan facility of up to $61,306 with DVB AG for the purposes of providing post delivery re-financing of our PSVs UP Safira, UP Esmeralda and UP Topazio.

The loan accrues interest at LIBOR plus a margin of 1.20% per annum with quarterly principal and interest payments and matures in December 2016.  The regularly scheduled principal payments are due quarterly and range from $1,075 to $1,325, with a balloon installment of $17,300 in December 2016.

On August 1, 2012, the Borrower, the Guarantors and DVB SE agreed to amend the loan agreement to permit the Borrower to re-borrow $10,000. During 2012, the Company drew down $8,275. This amount, accrued interest at LIBOR plus 3.50% per annum and it was repaid in two instalments of $4,137.5 each on March 28, 2013 and June 28, 2013.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The loan bears interest at LIBOR plus a margin of 1.50% per annum with quarterly principal and interest payments and matures in November 2017.  The regularly scheduled payments commenced in February 2008 and are comprised of 8 installments of $750 each, 24 of $500 each and 8 of $250 each with a balloon installment of $5,000 in November 2017.

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

The loan shall be repaid by 204 consecutive monthly installments of $93 each beginning in April 2010 and ending in March 2027.  The loan accrues interest at 3% per annum.

On June 26, 2013, UP Offshore Apoio (as "Obligor") entered into a First Demand Guarantee Facility Agreement (the "Guarantee") with DVB Bank SE for a maximum aggregate amount of $16,820 which guarantees the BNDES credit facility from July 1, 2013 to July 1, 2017, renewable for another four-year period.

Under the Guarantee, UP Offshore Apoio is to pay an up front fee equal to 1.75% of the outstanding amount, a commission fee of 1.48% for the first year, which declines to 1.40%, 1.30% and 1.20% in the succeeding years of the outstanding amount, payable quarterly.

Loan Agreement with DVB Bank SE (DVB SE) and Banco Security of up to $40,000:

On December 9, 2010 UP Offshore, as Borrower, and Glasgow Shipping Inc. and Zubia Shipping Inc. (the owners of our PSVs UP Turquoise and UP Jasper) and Ultrapetrol (Bahamas) Limited and Corporación de Navegación Mundial S.A., as joint and several Guarantors, entered into a senior secured term loan facility of up to $40,000 with DVB SE and Banco Security, as co-lenders, to partially finance the construction and delivery of our two PSVs being constructed in China.

The loan was drawn in two advances, each in the amount of $20,000, on the delivery of each of the respective PSVs, accrues interest at LIBOR (base rate) plus a margin of 3.0% per annum and shall be repaid by (i) 32 equal quarterly consecutive installments of $417 each, together with a balloon payment of $ 6,667 payable concurring with the last repayment installment in December 2018.

The co-lenders, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate.

Senior secured post delivery term loan facility with DVB Bank America NV (DVB Bank America), NIBC Bank NV (NIBC) and ABN Amro Capital USA LLC (ABN Amro) of up to $84,000

On January 18, 2013 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc, Springwater Shipping Inc and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post delivery term loan facility of up to $84,000 with DVB Bank America, NIBC and ABN Amro (the "Lenders") with the purpose of refinancing the advances made for our PSVs UP Jade, UP Amber, UP Pearl and UP Onyx of the DVB SE and Natixis and DVB SE and NIBC long-term facilities.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The loan facility is divided into four tranches, each in the aggregate amount of up to the lesser of $21,000 and 60% of the fair market value of the PSV to which such tranche relates.

The tranche of the loan facility in respect of the refinancing of the PSV UP Jade was drawn down in the amount of $20,850 on January 24, 2013 and shall be repaid by (i) 20 equal consecutive quarterly installments of $521 beginning in January 2013 and (ii) a balloon payment of $10,425 concurrent with the last quarterly repayment in October 2017.

The tranche of the loan facility in respect of the refinancing of the PSV UP Amber was drawn down in the amount of $5,000 and $15,550, respectively on March 28, 2013 and June 28, 2013 and shall be repaid by (i) an instalment of $139 in June 2013, (ii) 17 equal consecutive quarterly installments of $516 beginning in September 2013 and (iii) a balloon payment of $10,275 concurrent with the last quarterly repayment in September 2017.

The tranche of the loan facility in respect of the refinancing of the PSV UP Pearl was drawn down in the amount of $20,550 on October 11, 2013 and shall be repaid by (i) 16 equal consecutive quarterly installments of $642 beginning in January 2014 and (ii) a balloon payment of $10,275 concurrent with the last quarterly repayment in September 2017.

Following the cancelation of the shipbuilding contract in respect of PSV UP Onyx the Company canceled part of the total commitment in an amount of up to $21,000.

Each tranche accrues interest at LIBOR (base rate) plus a margin of 4.0 per annum.

The Lenders, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate.

Senior secured term loan facility with DVB Bank America N.V. and NIBC Bank N.V. of up to $38,400

On December 20, 2013 Linford Trading Inc. (our wholly owned subsidiary in the Offshore Supply Business and the holding company of Leeward Shipping Inc. and Jura Shipping Inc.) as Borrower, Leeward Shipping Inc. and Jura Shipping Inc. (our wholly owned subsidiaries in the Offshore Supply Business and collectively the owners of our PSVs UP Agate and UP Coral) and UP Offshore (Bahamas) Ltd. and Ultrapetrol (Bahamas) Limited as Guarantors entered into a senior secured term loan facility of up to $38,400 with DVB Bank America N.V. and NIBC Bank N.V. (the "Lenders") for the purposes of providing financing of our PSVs UP Agate and UP Coral.

A quarterly commitment fee is payable based on the average undrawn amount of the committed amount at a rate of 1.50%.

The loan facility is divided into two tranches, each in the aggregate amount of up to the lesser of $19,200 and 60% of the fair market value of the PSV to which such tranche relates.

Each tranche of the loan facility shall be divided into two advances which shall be made available to the Borrower as follows:

-
The first advance of each such tranche shall be made available to the Borrower in the amount of up to $16,000, which was drawn down on December 30, 2013, and shall be repaid by (i) 28 quarterly installments of $400 per tranche beginning in March 2014 and (ii) a balloon repayment of $4,800 in November 2020.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-
The second advance of each such tranche shall be made available to the Borrower in the amount of up to $3,200 not later than January 31, 2015, provided that the UP Agate and UP Coral have obtained employment of not less than 3 years with a charterer on terms and conditions acceptable to the Lenders.

Each tranche accrues interest at LIBOR (base rate) plus a margin of 4.0% per annum and the Lenders, at their discretion, may replace LIBOR as base rate for the interest calculation with their cost-of-funds rate. The margin in respect of a tranche of the loan facility may be reduced to 3.25% per annum upon delivered to and acceptance by a time charter of the PSV to such tranche relates pursuant to a time charter on terms and conditions acceptable to the Lenders.

The above loans in our Offshore Supply Business are secured by a first priority mortgage over our PSVs, corporate guarantee and a first priority assignment of the earnings, insurances and requisition compensation or other employment contracts exceeding 12 months. The loans contain customary covenants that limit among other things, without the prior written consent of the majority lenders, the ability of our subsidiaries in the Offshore Supply Business to incur additional indebtedness,  sell assets,  repay indebtedness, amend the terms of subordinated debt, merge or consolidate, change lines of business, change the flag, class or management of the PSVs mortgaged under such facility, create or permit to exist liens on their assets, make loans, make investments or capital expenditures and  undergo a change in ownership or control. In addition, some of the PSVs owning companies are permitted to pay dividends, make distributions and effect redemptions or returns of share capital up to 50% of their net income and under certain circumstances, without the prior written consent of the majority lenders. Also, the loans contain certain financial covenants relating to Ultrapetrol and our subsidiaries in the Offshore Supply Business related with their financial position, operating performance and liquidity, including maintaining minimum amounts of net assets.

Ultrapetrol shall comply with certain financial covenants including: (i) an average monthly balance of available cash in a demand deposit of not less than $20,000 on a consolidated basis, (ii) an equity ratio of not less than 20%, (iii) a consolidated tangible net worth of not less than $150,000 and, (iv) a ratio of consolidated debt service coverage ratio of not less than 150% (on a historical and forward four quarter rolling basis, tested as of the last date of each fiscal quarter).

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

The agreements governing the loans also contain customary events of default and cross-default provisions. If an event of default occurs and its continuing, the lenders may require that the entire amount of the amounts of the loans be immediately repaid in full. Further, the loan agreements contain loan-to-value ratios (ranging from 1.33 to 1.67) in relation with the PSVs pledged as security.

As of December 31, 2013, we were in compliance with all covenants under our loan agreements in our Offshore Supply Business.

For the years ended December 31, 2013, 2012 and 2011 the weighted-average interest rates on the above outstanding debt in our Offshore Supply Business were approximately 3.50%, 2.75% and 2.60%, including margin and interest rate swaps, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2013, the aggregate outstanding principal balance under these loan agreements in our Offshore Supply Business was $182,675 and the aggregate net book value of the assets pledged was $282,800.

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

During 2012, the Company prepaid to Natixis $12,075 and to DVB SE $10,275 and drew from DVB SE $6,825.

At December 31, 2012, the outstanding principal balance under this loan agreement was $18,975 ($5,175 for Natixis and $13,800 for DVB SE).

During 2013, the Company fully repaid the then outstanding balance of $18,975.

During the year ended December 31, 2013 and 2012 the Company recorded a financial loss on extinguishment of debt of $345 and $940, respectively, which is included in the accompanying consolidated statement of operations.

Senior secured post delivery term loan facility with DVB Bank SE (DVB SE) and NIBC Bank NV of up to $42,000

On October 22, 2012 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post delivery term loan facility of up to $42,000 with DVB SE and NIBC Bank NV (the "Lenders") for the purpose of partially financing or refinancing our PSVs UP Jade and UP Amber.

The tranche of the loan facility in respect of the refinancing of the UP Jade was drawn down in an amount of $20,850 on October 29, 2012.

On January 24, 2013 the Company terminated this senior secured post delivery term loan facility and prepaid the outstanding balance of $20,850 with borrowings from its senior secured post delivery term loan facility with DVB Bank America, NIBC and ABN Amro.

During the year ended December 31, 2013, the Company recorded a financial loss on extinguishment of debt of $619, which was included in the accompanying consolidated statement of operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ocean Business Segment

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

For the year ended December 31, 2013, the weighted average interest rate was 1.49% and the respective interest rates ranges from 1.46% to 1.51% including margins.

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

At December 31, 2013 the outstanding principal balance was $5,638 and the aggregate net book value of the asset pledged was $13,300.

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

The loan accrued interest at LIBOR plus 1.25% per annum.

On December 28, 2012 the Borrower, the Guarantor, the Pledgor and Nordea Bank amended the loan agreement. In connection with this amendment among other things, the parties agreed changed the final maturity of the loan to April 15, 2013, when the Company repaid in full the total outstanding balance of $5,252 of this senior secured loan.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

River Business Segment

Loans with International Finance Corporation ("IFC") and OPEC Fund for International Development (OFID)

During 2008, our subsidiaries in the River Business entered into loans agreements with IFC and OFID to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing.

a)
2008 Loan facility of up to $25,000:  On September 15, 2008 UABL Paraguay S.A. (our subsidiary in the River Business), as Borrower, UABL (Bahamas) Limited as Guarantor and IFC entered into a loan agreement for an amount of up to $25,000.

The loan shall be repaid in semi-annual installments of $1,087 for the first 9 payments and $1,902 for the last 8 payments, beginning in June 2012.  The loan accrues interest at LIBOR plus a margin which will be calculated considering a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage Ratio as indicated in the agreement.

b)
2008 Loan facility of up to $35,000:  On September 15, 2008 UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (all our subsidiaries in the River Business), as Borrowers, UABL (Bahamas) Limited as Guarantor and IFC entered into a loan agreement for an amount of up to $35,000.

The loan shall be repaid in semi-annual installments of $1,522 for the first 9 payments and $2,663 for the last 8 payments, beginning in June 2012.  The loan accrues interest at LIBOR plus a margin which will be calculated considering a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage Ratio as indicated in the agreement.

c)
2008 Parallel Loan facility of up to $15,000:  On November 28, 2008 UABL Paraguay S.A. (our subsidiary in the River Business), as Borrower, UABL (Bahamas) Limited as Guarantor and OFID entered into a loan agreement for an amount of up to $15,000.

The loan shall be repaid in semi-annual installments of $652 for the first 9 payments and $1,141 for the last 8 payments, beginning in June 2012.  The loan accrues interest at LIBOR plus a margin which will be calculated considering a percentage ranging between 1.875% to 3.250% obtained from the Guarantor Prospective Debt Service Coverage Ratio.

During 2011 our subsidiaries in the River Business entered into loans agreements with IFC and OFID to partially finance: (i) the construction and acquisition of sixty-four additional barges, (ii) the modification to nine existing pushboats necessary to replace their engines, (iii) the re-bottoming of fifty existing barges, and (iv) the construction and acquisition of additional pushboats and ancillary equipment.

a)
2011 Loan facility of up to $15,000:  On December 2, 2011 UABL Paraguay S.A. and Riverpar S.A. (our subsidiaries in the River Business), as joint and several Borrowers, UABL (Bahamas) Limited as Guarantor and IFC entered into a loan agreement for an amount of up to $15,000.

The loan shall be repaid in semi-annual installments of $882 beginning on June 15, 2013 and ending on June 15, 2021. The loan accrues interest at LIBOR plus a margin of 3.65% per annum.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)
2011 Parallel Loan facility of up to $10,000:  On December 15, 2011 UABL Paraguay S.A. and Riverpar S.A. (our subsidiaries in the River Business), as joint and several Borrowers, UABL (Bahamas) Limited as Guarantor and OFID entered into a parallel loan agreements for an amount of up to $10,000.

The loan shall be repaid in semi-annual installments of $588 beginning on June 15, 2013 and ending on June 15, 2021. The loan accrues interest at LIBOR plus a margin of 3.65% per annum.

The above loans in our River Business are secured by a first priority mortgage over part of our Paraguayan and Liberian river fleet, corporate guarantee and a first priority assignment of the earnings, insurances and requisition compensation or other employment contracts. The loans also contain customary covenants that limit among other things the ability of our subsidiaries in the River Business to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, incur capital expenditures, leases and enter into any derivative transaction, except hedging agreements for fuel, interest rate or foreign currency in the ordinary course of business. In addition, the loans contain certain financial covenants relating to UABL (Bahamas) Limited (our holding company in the River Business) and other subsidiaries in the River Business related with their financial position, operating performance and liquidity. These loans and guarantee agreements impose operating and negative covenants on the subsidiaries in the River Business.

UABL (Bahamas) Limited shall maintain certain financial covenants including; (i) a consolidated debt to equity ratio of no more than 1.4, (ii) a historical debt service coverage ratio on a consolidated basis of not less than 1.3 and (iii) a consolidated current ratio of at least 1.0.

The agreements governing the loans also contain customary events of default and cross-default provisions. If an event of default occurs and its continuing, IFC and OFID may require the entire amount of the loans be immediately repaid in full. Further, the loan agreements contain loan-to-value ratios (ranging from 1.6 to 3.0) in relation with the river fleet pledged as security.

On May 23, 2013, IFC and OFID waived certain covenants under the loan agreements and corresponding guarantee agreements. The waivers permitted the creation of additional security and the non-compliance with certain release priorities of IFC's and OFID's securities under the loan and guarantee agreements all in connection with and for the purpose of permitting the refinancing of the 2014 Senior Notes and issuance the 2021 Senior Notes. In addition, IFC and OFID issued a release of mortgages and certain other assignments under the loan agreements, in order to meet the additional security and guarantee requirements of the 2021 Senior Notes.

As of December 31, 2013, we were in compliance with all covenants under our loan agreements in our River Business.

For the years ended December 31, 2013, 2012 and 2011, the weighted-average interest rates on the above outstanding debt in our River Business were approximately 4.40%, 4.15% and 4.75%, including margin and interest rate collar, respectively.

At December 31, 2013, the aggregate outstanding principal balance under 2008 and 2011 loan agreements with OFID and IFC in our River Business was $84,014 and the aggregate net book value of the assets pledged was $75,200.

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

The Company's liabilities as of December 31, 2013 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Current liabilities: -Interest rate collar (included in other liabilities)	-	725	-
-Interest rate swaps (included in other liabilities)	-	497	-
Noncurrent liabilities: -Interest rate collar (included in other liabilities)	-	637	-
-Interest rate swaps (included in other liabilities)	-	450	-

The estimated fair value of the Company's other financial assets and liabilities were as follows:

	At December 31,
	2013		2012
	Carrying amount	Estimated fair value	Carrying amount		Estimated fair value
ASSETS

Cash and cash equivalents	$72,625	$72,625	$222,215		$222,215
Restricted cash (current and noncurrent portion)	13,595	13,595	7,432		7,432

LIABILITIES

Long term financial debt (current and non-current portion – Note 5) (1)	$498,397	$516,397	$517,552	(2)	$517,595	(2)

(1)	The fair value of long term financial debt is measured using Level 2 fair value inputs.
(2)
Includes $80,000 and $80,268, respectively of carrying amount and estimated fair value of our 2017 Convertible Senior Note disclosed as current liability, in the accompanying consolidated balance sheet at December 31, 2012.

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

Liabilities arising from outstanding derivative positions are included in the accompanying consolidated balance sheets as other liabilities, as follows:

	At December 31, 2013
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$725	$637
Interest rate swaps (cash flow hedge)	385	464
	$1,110	$1,101

	At December 31, 2012
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$722	$1,235
Interest rate swaps (cash flow hedge)	348	791
	$1,070	$2,026

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large and well-established financial institutions, and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its counterparties.

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

As of December 31, 2013, the total notional amount of the interest rate collar is $61,955.

INTEREST RATE SWAP AGREEMENTS

Through our subsidiaries in the Offshore Supply Business, we have entered into various interest rate swap agreements maturing in October 2016 and December 2018 that call our subsidiaries to pay fixed interest rates ranging from 1.15% to 3.67% on an aggregate notional value of $46,600 and receive a variable interest rate based on LIBOR on these notional value. The purpose of these interest rate swap agreements is to hedge our exposure to interest volatility under our financings with DVB Bank SE and Banco Security and DVB Bank SE and NIBC.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

As of December 31, 2013, the total notional amount of the interest rate swaps is $44,311.

OTHER DERIVATIVE INSTRUMENTS

Through our subsidiaries in the Offshore Supply Business, the Company has entered into various interest rate swap agreements with maturities ranging from 2014 through 2016 that call for the Company to pay fixed interest rate at 0.90% on an aggregate notional value of $18,765 and receive a variable interest rate based on LIBOR. The Company recognized a loss on derivative instruments not designated as hedging instruments for the year ended December 31, 2013 of $174.

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

On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Court's decision. On September 22, 2010 the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan Undersecretary for Taxation.

For the year ended December 31, 2010 the Company recorded a charge totaling $1,294 for the full and final settlement of this claim.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to our defense. The evidentiary stage of the proceedings has concluded and a decision of the Court is pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court. Counsel notified the Customs to hold the proceedings until such decision of the court is received and also contest any new investigation into the matter on the grounds that the action is time barred. In one of those reopened proceedings the Customs Authorities of Paraguay made a wrong determination of the taxes owe and fines and upon UABL's request through the submission of a remedy such customs authorities issued a final resolution on August 8, 2012 with a revised adjustment, where they found UABL S.A., UABL Paraguay S.A. and Yataity S.A. liable to pay approximately $400 subject to a fine of 100% of that amount. Having ended the administrative proceedings, on August 10, 2012 UABL commenced judicial proceedings to obtain a court judgment to rule off the erroneous decision of the Customs Authorities based on the fact a court judgment to rule off the erroneous decision of the Customs Authorities based on the fact the sum due was duly paid and that no fine should then be imposed. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceeding could have a material adverse impact on the consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. -  Paraguayan Customs Asunción

On April 7, 2009, the Paraguayan Customs in Asunción commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations (smuggling) due to lack of submission of import clearance documents in Paraguay for some bunkers purchased between January 9, 2007 and December 23, 2008 from YPF S.A. in Argentina. Since those bunkers were purchased for consumption on board pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the noninfringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF S.A. were consumed onboard the push boats. We were advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion; however those proceedings have been suspended. Customs Authorities appraised the bunkers and determined the corresponding import tax and fine to be $2,000. On March 22, 2010 the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54.723.820 (approximately $12), and UABL Paraguay S.A. will be paying the fine with the aim to end these proceedings. In parallel with this ruling the denouncing parties in Ciudad del Este submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. Our legal counsel has recently advised that the Director of Customs in Asuncion decided to render null the ruling dated March 22, 2010 and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In a similar manner, on September 20, 2010 the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF S.A. in Argentina. UABL Paraguay S.A. submitted its defense together with all documents related to the bunker purchases. On September 23, 2013 Customs in Asunción issued a new ruling on the matter imposing the same fine of Gs. 54.723.820 (approximately $12) but the denouncing parties appealed such decision. On October 10, 2013 UABL Paraguay S.A. submitted its reply to the appeal.

On 22 November 2013, Customs in Asunción issued a new ruling determining that UABL Paraguay S.A. would owe taxes in the amount of Gs. 6.028.317.852 (approximately $ 1,370) together with a fine for non-payment of the taxes in the same amount. On 26 December 2013, UABL Paraguay S.A. commenced legal proceedings in order to reverse the referred decision.

Our local counsel is of the opinion that the competent Court will overturn the Custom´s ruling, and that therefore there is only a remote possibility that these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

UABL Paraguay S.A. – Paraguayan Customs Authority-Alleged Cargo Manifest Infringement

On October 24, 2013 Paraguayan Customs Authorities served notice to UABL Paraguay S.A. (UABLPY) of the commencement of administrative proceedings for an alleged infringement of Customs regulations. Said proceedings were commenced as a result of a complaint submitted against a shipping agency and three shipping companies, including UABLPY, for an alleged infringement on eleven cargo manifests of gas oil consigned to the Paraguayan State Owned Oil company, Petropar, and Petromar. Only one of those cargo manifests, issued on December 6, 2008, was related to the carriage of 2,915 m3 of gasoil onboard a tank barge operated by UABLPY. On November 1, 2013 UABLPY filed a defense before Customs stating that the cargo of gas oil was carried in full compliance of international trade regulations and was discharged in Paraguay and delivered in total to its consignees in accordance with cargo documentation and Customs regulations. Likewise, in its defense submission, UABLPY requested Customs to summon consignees, who should have paid all import duties corresponding to such cargo and who would be ultimately responsible for any unpaid import duties. Local counsel has advised that the amount could be in the region of $500. However, the amount involved has not been determined by the Customs and therefore could result in litigation for a larger sum. Our local counsel has further advised that in view of the company's lack of responsibility over the cargo after its discharge, there is only a remote possibility that these proceedings, when ultimately resolved by a court of justice, would have a material adverse impact on the consolidated financial position or results of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with reimportation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the reimportation of barges submitted to conversion in foreign yards. On June 24, 2011 Oceanpar S.A. and UABL Paraguay S.A. submitted the evidence of all payments effected in 2008 corresponding to the reimportation of these barges. The evidentiary stage of the proceedings was concluded and the Customs issued its ruling on the matter imposing a fine of Gs. 2.791.514.822 (approximately $605). Oceanpar S.A. and UABL Paraguay S.A. made an administrative submission asking for a reconsideration of the decision, which was rejected on June 18, 2013. On July 18, 2013, Oceanpar S.A. and UABL Paraguay S.A. commenced judicial proceedings in order to appeal the said decisions. Our local counsel has advised that there is only a remote possibility that these proceedings will have a material adverse impact on our consolidated financial position or results of operations of the Company.

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

Obras Terminales y Servicios S.A. - Judicial Administration

On August 16, 2009, Mrs. Maria L. Rodriguez-Mendieta (hereinafter the "Plaintiff") commenced legal proceedings in Ciudad del Este, Paraguay against Obras Terminales y Servicios S.A. (hereinafter "OTS"), UABL Terminals (Paraguay) S.A., a Company in which we indirectly own fifty percent and which own a terminal that we operate under a lease in our River Business, certain directors and representatives in our River Business, and some of Mr.Abadie's successors and assigns. The Plaintiff alleges to be the holder of 50% of the capital stock of OTS that belongs to the Abadie family. OTS is the Company's 50% subsidiary that owns Tres Fronteras terminal. On August 21, 2009, the competent court granted an injunction to intervene OTS by appointing a Judicial Manager who replaced OTS' board of directors, while the appeal of this injunction is still pending such a court decision continues in effect. The Plaintiff is arguing that an extraordinary shareholders meeting of OTS held in 2005 resolved to increase the capital stock and consequently the whole of OTS' shares certificates were substituted prejudicing her rights since her shares certificates were neither cancelled nor substituted by new certificates. The Plaintiff is requesting the Paraguayan court: a) to recognize her capacity of shareholder of OTS in substitution of the Abadie family; b) payment of dividends; c) nullity of some legal acts; and d) removal of OTS' managers. All defendants have submitted their defenses before the competent court, however due to several motions and preceding exceptions, the evidence stage has not been reached yet. We have been advised by local counsel that if the Plaintiff succeeds in her plead, it will only affect the Abadie family without causing any financial material adverse effect on the remaining 50% capital stock of OTS that belongs to UABL Terminals (Paraguay) S.A.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case. On August 12, 2009, UABL International S.A. was served with the judgment of the Bolivian court deciding in favor of the Bolivian tax authorities. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The Court of appeal confirmed the judgment of the Lower Court. UABL International S.A. has submitted a cassation appeal (an appeal on points of law) before the Bolivian Supreme Court, who after we ceased to be the owner of UABL International S.A. we understand confirmed the judgment of the Lower Court.

On June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. The shares of UABL International S.A. have ceased to belong to our Company and we have been advised by legal counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

c)	Tax claim in Argentine

Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (hereinafter "UPSA") requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs. The total weight of those steel plates was 473 tons and their import value was approximately $370. The request of UPSA to the Secretary of Industry was based on the cancellations made by some related shipping companies that had formerly requested repair services for their vessels. Such repairs cancellations prevented UPSA to conduct the industrialized conversion of the above referred steel plates. On August 7, 2009, since UPSA commenced negotiations with two shipping companies for repairing some of their vessels, a time extension was requested to the Argentine Secretary of Industry, and alternatively it was also requested to grant the previously requested authorization to re-export the steel plates without industrialized conversion. On January 21, 2010, the competent authority rejected the time extension request and did not resolve the alternative authorization request. On February 25, 2010, UPSA made an administrative submission asking for a reconsideration of the decision, which was rejected on April 27, 2010. On November 4, 2011, UPSA submitted an administrative appeal before the Ministry of Industry, and its decision is still pending. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $900, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $300. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we do not expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or results of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ultrapetrol S.A.-Assessment by Argentinean Tax Authority

On October 11, 2013, Ultrapetrol S.A. (UPSA) took notice of a possible administrative proceeding against it by the Argentine Tax Authority in connection with an alleged undue application of a double taxation treaty between Argentina and Spain for fiscal years 2006 to 2010. As a result of the Argentine Tax Authority's initial assessment, a difference amounting to approximately $220 plus interests would be due. This process would continue with administrative proceedings to be open by the Argentine Tax Authority where our local subsidiary will have the opportunity to make defense submissions. We do not expect the resolution of this matter to have a material adverse impact on the consolidated financial position or results of operations of the Company.

d)	Indemnification to Sparrow under the investment agreement

The investment agreement entered into with Sparrow described in Note 1 provides for our responsibility for certain liabilities related to our business. We provide indemnification in favour of Sparrow for certain matters, including labour matters, taxes, litigations, compliance with laws, environmental matters, insurances, vessels, among others as of December 12, 2012, the date of the closing of the investment agreement. These indemnification obligations will generally expire sixteen months after the closing date or six years after the closing date in the case of certain tax matters, and with certain indemnification obligations surviving indefinitely.

The Company shall not be liable for indemnity obligations unless and until the aggregate amount of indemnifiable losses equals or exceeds $10,000 with a deductible in the amount of $4,400, subject to certain exceptions. The maximum amount of indemnifiable losses which may be recovered from the Company shall not exceed $28,600 subject to certain exceptions.

e)	Lease obligations

Rental expense under continuing obligations for the years ended December 31, 2013, 2012 and 2011 was $675, $849 and $1,119, respectively. At December 31, 2013, obligations under the companies' operating leases, which expire from 2014 to 2016, for office spaces with initial or remaining lease terms longer than one year were as follows:

Year ending December 31,

2014	$1,284
2015	709
2016	84
Total	$2,077

f)	Charters-in

As of December 31, 2013, the Company leases 24 jumbo dry barges in the River Business and a tanker in the Ocean Business. These leasing agreements have been classified as operating leases for financial reporting purposes and related rental fees are charged to expense over the lease terms. The lease term of the tanker vessel has a duration of 36 months. The lease term of the jumbo dry barges has a duration of ten years. The lease of the jumbo dry barges is the result of a sale-leaseback transaction with a finance company (see Note 4) and the gain arising from such sale-leaseback transaction has been deferred in the accompanying consolidated balance sheets and are being amortized as reductions in rental expense over the lease term (see Note 2.r).

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum payments in the years ended December 31 under operating leases with initial or remaining term longer than one year as of December 31, 2013, were as follows:

Year ending December 31,

2014	$4,706
2015	4,586
2016	4,355
2017	2,996
2018	2,876
Thereafter	10,231
Total	$29,750

Rent expense for the years ended December 31, 2013, 2012 and 2011 was $4,315, $1,802 and $1,557, respectively.  When cash rental payments are not made on a straight–line basis, we recognize rental expense on a straight–line basis over the lease term.

g)	Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be received on time charter agreements of our PSVs in our Offshore Supply Business chartered in Brazil, with initial or remaining term longer than one year were as follows:

Year ending December 31,

2014	$91,575
2015	81,262
2016	74,704
2017	33,277
Total	$280,818

The future minimum revenues, before reduction for brokerage commissions of three of our handy size-small product tanker vessels (one of them leased) in our Ocean Business chartered in South America, expected to be received on time charter agreements, with initial or remaining term longer than one year were as follows:

Year ending December 31,

2014	$21,000
2015	$8,437
2016	$7,720
Total	$37,157

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

On November 12, 2012, one of our subsidiaries in the River Business, entered into a transshipment services agreement to provide storage and transshipment services of iron ore cargo from river barges to ocean export vessel through our Parana Iron barge (former Parana Petrol), for a three-year term counting as from entry into operations, renewable for another three years, at the option of the customer.  The future minimum revenues, before reduction for commissions, expected to be received were as follows: $10,560 in 2014, $13,200 in each of 2015 and 2016 and $2,640 in 2017.

h)	Other

At December 31, 2013, we employed several employees as crew on our vessels, land-based employees and shipyard workers.  These seafarers and shipyard workers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals in these industries.  Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings.  In addition, we cannot assure that these agreements will prevent labor interruptions.  While we have had no significant labor interruption in the past we do not believe any labor interruptions will disrupt our operations and harm our financial performance.

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

Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). Income tax is computed at the rate of 15%, plus a surtax of 10% on the amount that exceeds Brazilian reais 240,000 (equivalent to $103 at December 31, 2013) based on pretax income, adjusted for additions and exclusions established by the Brazilian tax legislation. Social contribution is calculated at the rate of 9%, on pretax income, in conformity with the tax law.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished.  A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

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

For the years ended December 31, 2013, 2012 and 2011 our subsidiaries did not derive any US source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income tax expense (benefit) (which includes TOMPI) is comprised of:

	For the years ended December 31,
	2013	2012	2011

Current income tax expense	$3,184	$1,385	$1,904
Deferred income tax (benefit) expense	3,413	(4,354)	(3,641)
	$6,597	$(2,969)	$(1,737)

Ultrapetrol's pre-tax income for the years ended December 31, 2013, 2012 and 2011 was taxed in foreign jurisdictions (principally Argentina, Brazil and Paraguay).

The current income tax expense is mainly related to withholding income tax based on interest expense paid or bareboat fees. For the years ended December 31, 2013, 2012 and 2011 54%, 60%, and 30%, respectively, of the current income tax expense was related to withholding income tax in Argentina, Brazil and Chile.

The table below shows for each jurisdiction's total income tax expense and statutory tax rate:

	For the years ended December 31,
	2013	2012	2011

Brazil (34%)	$654	$7	$-
Argentina (35%)	568	430	538
Paraguay (10%)	202	48	403
Others	27	75	391
Current income tax expense	1,451	560	1,332
Withholding income tax in foreign jurisdictions	1,733	825	572
Deferred income tax (benefit) expense	3,413	(4,354)	(3,641)
Income tax (benefit) expense	$6,597	$(2,969)	$(1,737)

Reconciliation of income tax expense (benefit) to taxes calculated based on the statutory tax rate is as follows:

	For the years ended December 31,
	2013	2012	2011

Income (Loss) before income taxes	$14,518	$(65,733)	$(19,972)
Sources not subject to income tax	115	51,203	20,835
	14,633	(14,530)	863
Tax rate	35%	35%	35%
Tax (benefit) expense at statutory tax rate	5,122	(5,085)	302
Rate differential	(545)	348	(184)
Change in valuation allowance	1,632	1,549	197
Effects of foreign exchange changes related to our foreign subsidiaries	(1,943)	(1,479)	(4,020)
Withholding income tax in foreign jurisdictions	1,733	825	572
Others	598	873	1,396
Income tax expense (benefit)	$6,597	$(2,969)	$(1,737)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's deferred income tax assets have been reduced by intercompany profits from the sale of river barges within the group.  The Company has deferred income tax expense in Argentina for the years ended December 31, 2013, 2012 and 2011 amounting to $906, $2,541 and $ 4,630, respectively and recognizes them as income tax expense as the river barges are consumed through using.  The balance as of December 31, 2013 and 2012 of $7,531 and $7,010, respectively was reflected as non-current other receivables in the accompanying consolidated balance sheets.

At December 31, 2013, Argentinean subsidiaries had a consolidated credit related to TOMPI of $4,688 that expires from 2014 through 2023.  At December 31, 2013, Argentinean subsidiaries had accumulated benefit from tax loss carryforwards ("NOLs") for a consolidated total of $1,750 that expire from 2014 through 2018.  The Company believes it is more likely than not that the Company's subsidiaries NOLs and TOMPI credit, with exception of $1,576 of NOLs and $1,045 of TOMPI credit, will be utilized through the turnaround of existing temporary differences, future taxable income, tax strategies or a combination thereof.

At December 31, 2013, the Brazilian subsidiaries had benefit from NOLs for a consolidated total of $1,224 that do not expire but the usage is limited to 30% of the taxable income in any year.  The Company believes it is more likely than not that the Company's subsidiaries NOLs, with exception of $168, will be utilized through the turnaround of existing temporary differences, future taxable income, tax strategies or a combination thereof.

As of December 31, 2013, the valuation allowance for deferred tax assets increased from $2,895 in 2012 to $4,869 in 2013, principally related with the increase in the Argentinean subsidiaries.

The components of net deferred income tax liabilities included on the balance sheets were as follows:

	At December 31,
	2013	2012
Deferred income tax assets
Other, deferred income tax current assets	$164	$109
NOLs	2,974	8,788
TOMPI credit	4,688	4,068
Other	3,194	421
Total deferred income tax noncurrent assets	10,856	13,277
Valuation allowance of deferred income tax assets	(4,869)	(2,895)
Net deferred income tax noncurrent assets	5,987	10,382
Deferred income tax liabilities
Vessels and equipment, net	14,196	13,176
Intangible assets	213	272
Unrealized exchange differences	920	2,120
Other	160	220
Total deferred income tax noncurrent liabilities	15,489	15,788
Net deferred income tax liabilities	$(9,338)	$(5,297)

As of January 1, 2013 and 2012, and for the years ended December 31, 2013 and 2012, the Company did not have any unrecognized tax positions.  In addition, the Company does not expect to hold unrecognized tax positions within the next twelve months.  For the years ended December 31, 2013 and 2012, the Company has no accrued interest and penalties related to unrecognized tax positions.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	RELATED PARTY TRANSACTIONS

At December 31, 2013 and 2012, the balances of current receivables from related parties were $52 and $10, and balances of current payable to related parties were $1,351 and $3,761, respectively.

At December 31, 2013 and 2012 the balances of noncurrent receivables from related parties corresponds to temporary working capital advances to OTS S.A. The advances have no maturity date and are non-interest bearing.

Voyage expenses paid to related parties

For the years ended December 31, 2013, 2012 and 2011, the voyage expenses paid to related parties were as follows:

	For the years ended December 31,
	2013	2012	2011

Commercial commissions (1)	$476	$1,064	$1,147
Agency fees (2)	2,033	1,689	3,475
Total	$2,509	$2,753	$4,622

(1)	Commercial commissions

Pursuant to a commercial agreement signed between UP Offshore (Bahamas) Ltd. (our subsidiary in the Offshore Supply Business) and Firmapar Corp. (formerly Comintra), a former minority shareholder of this, the parties agreed that Firmapar Corp. charges a 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd. on a consolidated basis. This agreement began on June 25, 2003 and ended on July 5, 2013, concurrently with the acquisition from Firmapar Corp. of its 5.55% interest in UP Offshore (Bahamas) Ltd.

(2)	Agency fees

Pursuant to a commercial and an agency agreement with Ultrapetrol S.A., UABL S.A. and Ravenscroft, Shipping Services Argentina S.A. (formerly I. Shipping Service S.A.) and Navalia S.A. the latters companies under the same control group as Inversiones Los Avellanos S.A., have agreed to perform the duties of port agent for us in Argentina.

Operations in OTS S.A.'s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to OTS S.A., a 50% owned company.

For the years ended December 31, 2013, 2012 and 2011, UABL Paraguay S.A. paid to OTS S.A. $1,940, $495 and $1,057, respectively, for this operation.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The shares held directly by our Original Shareholders (Los Avellanos and Hazels), amounted to 7,864,085 shares at December 31, 2013, of which 7,713,366 are expressly entitled to seven votes per share (with the other 150,719 shares being one vote) and all other holders of our common stock are entitled to one vote per share.  The special voting rights of the Original Shareholders are not transferable, unless transferred to another Original Shareholder.

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

At December 31, 2013, the outstanding common shares are 140,419,487 par value $.01 per share.

At December 31, 2013, our shareholders Sparrow, Sparrow CI Sub Ltd., Los Avellanos and Hazels hold 93,940,000, 16,060,000, 4,735,517 and 3,128,568 shares, respectively, which represent 66.9%, 11.4%, 3.4% and 2.2% of the outstanding shares, respectively.  The joint voting power for these shares represents 87.9% of the total voting power and pursuant to a shareholder agreement signed between Sparrow, Los Avellanos and Hazels described in note 1, Los Avellanos and Hazels agree to vote their shares of common stock in the same manner as Sparrow, except for any matter that requires, but does not obtain, the approval of six directors of the Company.

Los Avellanos and Hazels are controlled by members of the Menendez family, including Felipe Menendez Ross, our president, chief executive officer and a director, and Ricardo Menendez Ross, our executive vice president and a director.  As such, they have the ability to exert influence over the operations of the Company.

Subsequent events

Sparrow Cl Sub Ltd. issued on December 12, 2012 to Hazels a warrant, which granted Hazels the right, exercisable upon the occurrence of certain conditions, to acquire all of the economic interest in Sparrow Cl Sub Ltd. On February 18, 2014, Hazels exercised the warrant and obtained Class B shares of Sparrow Cl Sub Ltd., representing all the economic interest (but none of the voting interests) of Sparrow CI Sub Ltd.  Sparrow holds all the voting interests in Sparrow CI Sub Ltd.

2008 Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008. The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

At December 31, 2013 the Company had repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

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

12.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest and income taxes paid for the years ended December 31, were as follows:

	For the years ended December 31,
	2013	2012	2011

Interest paid	$30,343	$30,131	$26,866
Income taxes paid	1,214	1,014	316

13.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business.  The accounting policies of the reportable segments are the same as those for the consolidated financial statements (Note 2).  The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

River Business:  In our River Business, we own and operate several dry and tanker barges, and push boats.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.  We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.  In addition, we use one barge, our Parana Iron (former Parana Petrol) as an iron ore floating transshipment and storage station. River Business transportation services contributed 44%, 42% and 51% of consolidated operating revenues for the years ended December 31, 2013, 2012, 2011, respectively. The Company also has a shipyard that should promote organic growth and from time to time make external sales.  Third party shipyard sales contributed 16%, 10% and 6% of consolidated operating revenues for the years ended December 31, 2013, 2012 and 2011, respectively.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), which are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.  Our Offshore Supply Business fleet consists of eleven PSVs already in operation and three newbuilt resales which we recently purchased in China.  Offshore Supply Business transportation services contributed 23%, 25% and 21% of consolidated operating revenues for the years ended December 31 2013, 2012 and 2011, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ocean Business:  In our Ocean Business, we operate six oceangoing vessels,  four product tankers (one of which is on lease to us), and two container feeder vessels under a container line service in Argentina cabotage trade, which transport mostly foreign containers from the transshipment port of Buenos Aires, Argentina and Montevideo, Uruguay to the southern region of Patagonia in Argentina. Our Handy size/small product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives on major trade routes around the globe.  Ocean Business transportation services contributed 17%, 23% and 22% of consolidated operating revenues for the years ended December 31, 2013, 2012 and 2011, respectively.

All of the Company's operating revenues were derived from its foreign operations.  The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the years ended December 31,
	2013	2012	2011
Revenues (1)
−South America	$338,115	$238,572	$267,420
−Europe	13,934	28,320	19,910
−Central America	50,405	35,333	16,499
−North America	1,553	7,438	227
−Asia	7,210	3,506	426
	$411,217	$313,169	$304,482

(1)	Classified by country of domicile of charterers/costumers.

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

The following represents the Company's vessels and equipment based upon the assets' physical location as of the end of each applicable period presented:

	At December 31,
	2013	2012
Vessels and equipment, net

−South America	$589,736	$564,352
−Europe	24,376	25,474
−Asia (1)	96,994	53,496
−Other	4,325	4,197
	$715,431	$647,519

(1)	At December 31, 2013 corresponds to our three PSVs newbuilt resales, which were in a yard in China for certains upgrade works.

For the years ended December 31, 2013, 2012 and 2011 82%, 76% and 88% of the Company's revenues, respectively, are concentrated in South America and at December 31, 2013 and 2012, 82% and 87% of the Company's vessels and equipment, respectively, are located in South America.

For the year ended December 31, 2013 revenues from charterers/customers domiciled in Argentina, Brazil, Uruguay and Paraguay represented 19%, 25%, 6% and 27%, of the Company's consolidated revenues, respectively.

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

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company's operations for the year ended December 31, 2013:

	River Business	Offshore Supply Business	Ocean Business	Total

Transportation revenues	$181,223	$93,154	$71,265	$345,642
Manufacturing revenues	65,575	-	-	65,575
Running and voyage expenses	146,146	45,497	60,173	251,816
Manufacturing cost	45,662	-	-	45,662
Depreciation and amortization	23,977	11,676	6,882	42,535
Segment operating (loss) profit	10,616	29,055	(4,505)	35,166
Segment assets	446,539	363,575	81,556	891,670
Investments in and receivables from affiliates	4,216	-	220	4,436
Loss from investment in affiliates	(490)	-	(30)	(520)
Additions to long-lived assets	9,309	104,332	8,974	122,615

The following schedule presents segment information about the Company's operations for the year ended December 31, 2012:

	River Business	Offshore Supply Business	Ocean Business		Total

Transportation revenues	$132,972	$76,661	$73,229		$282,862
Manufacturing revenues	30,307	-	-		30,307
Running and voyage expenses	130,179	43,405	62,369		235,953
Manufacturing cost	18,474	-	-		18,474
Depreciation and amortization	21,996	10,938	10,918		43,852
Segment operating (loss) profit	(18,963)	17,615	(23,771	) (1)	(25,119)
Segment assets	387,484	263,315	123,033		773,832
Investments in and receivables from affiliates	4,032	-	250		4,282
Loss from investment in affiliates	(1,168)	-	(7)		(1,175)
Additions to long-lived assets	24,634	13,405	1,977		40,016

(1)	Includes an impairment charge for our product tanker M/V Amadeo of $16,000.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following schedule presents segment information about the Company's operations for the year ended December 31, 2011:

	River Business	Offshore Supply Business	Ocean Business	Total

Transportation revenues	$155,505	$64,606	$65,282	$285,393
Manufacturing revenues	19,089	-	-	19,089
Running and voyage expenses	120,038	38,852	53,036	211,926
Manufacturing cost	12,681	-	-	12,681
Depreciation and amortization	20,139	9,436	9,569	39,144
Segment operating (loss) profit	13,138	10,999	(4,753)	19,384
Segment assets	392,549	263,094	124,527	780,170
Investments in and receivables from affiliates	6,595	-	256	6,851
Loss from investment in affiliates	(1,042)	-	(31)	(1,073)
Additions to long-lived assets (1)	73,265	19,502	3,345	96,112

(1)	Excludes $1,751, which corresponds to additions to corporate assets.

Reconciliation of total assets of the segments to amount included in the consolidated balance sheets were as follow:

	At December 31,
	2013	2012

Total assets for reportable segments	$891,670	$773,832
Other assets	15,716	14,271
Corporate cash and cash equivalents	72,625	222,215
Consolidated total assets	$980,011	$1,010,318

For the year ended December 31, 2013 revenues from one customer of Ultrapetrol Ocean and Offshore Supply Business represented $100,400 or 24% of the Company's consolidated revenues, revenues from one customer of Ultrapetrol River Business represented $64,400 or 16% of the Company's consolidated revenues and revenues from another customer of Ultrapetrol River Business represented $55,600 or 14% ($48,300 or 12% for sale of river barges) of the Company's consolidated revenues.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In addition, on July 20, 2006 we entered into separate consulting agreements that became effective upon completion of our IPO (October 18, 2006) with companies controlled by our chief executive officer, executive vice president, former chief financial officer (currently our vice president, international finance) and chief financial accountant for work they perform for us in various different jurisdictions.  On October 29, 2009 the consulting agreements were renewed for a three-year period.  On October 29, 2012 the consulting agreements were further renewed for another three-year period.

Restricted common stock awards

In connection with the 2012 consulting agreements the Company awarded a total of 329,375 shares of restricted stock at no cost to three companies controlled by the chief executive officer, executive vice president and former chief financial officer (currently our vice president, international finance). These shares are non-transferable until they vest, which occurs on the third anniversary date of the grant date, subject to earlier forfeiture upon termination of the consultant's appointment with the Company. During the vesting period, the shares have voting rights and cash dividends will be paid if declared. The fair market value of the Company´s share on the grant date was $1.43.

In connection with the 2009 consulting agreements, the Company awarded a total of 329,375 shares of restricted common stock at no cost to three companies controlled by our chief executive officer, executive vice president and former chief financial officer (currently our vice president, international finance) which were cliff-vested on October 29, 2012.  The fair market value of each share on the grant date was $5.11.

In connection with the 2009 consulting agreements, the Company awarded a total of 329,375 shares of performance restricted common stock at no cost which were also subject to continued employment to three companies controlled by our chief executive officer, executive vice president and former chief financial officer (currently our vice president, international finance) and contained performance criteria based on our EBITDA.  On October 29, 2012 172,906 and 156,469 awards were fully vested and fully forfeited, respectively based on achievement of that award's target.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Activity with respect to restricted common stock is summarized as follows:

	For the years ended December 31,
	2013	2012	2011

Nonvested shares outstanding at January 1	329,375	680,781	703,827
Granted	-	329,375	-
Vested	-	(524,312)	(23,046)
Forfeited	-	(156,469)	-
Nonvested shares outstanding at December 31	329,375	329,375	680,781

2006 Plan shares issued as of the end of year	1,246,503	1,246,503	838,644
Shares available for issuance under 2006 Plan as of the end of year	3,753,497	3,753,497	4,161,356

Total stock based compensation expense as a result of all of these grants was $157 in 2013, $512 in 2012 and $1,079 in 2011 ($402 in 2011 related with the performance based restricted common stock), and is recorded in the same line item as cash compensation.  The unrecognized compensation cost at December 31, 2013 was $286 of which $157 is expected to be recognized in 2014 and $129 in 2015.

Stock options

On April 29, 2013 we entered into a consulting agreement with a company controlled by our chief financial officer. Under this consulting agreement the Company awarded to this company, stock options to purchase a total of 814,433 shares of common stock at an exercise price of 2.40 per share. These stock options will be vested on a ratable basis over a period of three years on each anniversary following the grant date. The options shall be non-transferable. The term of the options shall be for a period of ten years following the date of grant.

In relation with the 2006 consulting agreements, on October 18, 2006, the Company awarded to three companies, one of which is controlled by our chief executive officer, one by our executive vice president and the other by our former chief financial officer (actually our vice president, international finance), stock options to purchase a total of 348,750 shares of common stock at an exercise price of $11.00 per share.  These stock options are fully vested. The options shall be non-transferable. The term of the options shall be for a period of ten years following the date of grant.

Additionally and in connection with the 2012 consulting agreement, on October 29, 2012 the Company awarded to the three companies mentioned in the paragraph above options to purchase a total of 329,375 shares of common stock of the Company, which will be granted over three years in equal annual installments and cliff vest in one year. The options shall be granted with an exercise price equal to the fair market value of a share of common stock of the Company on the applicable date on which the option is granted. The options shall be non-transferable. The term of the options shall be for a period of ten years following the date of grant.

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. Expected volatility is based on historical volatility of the Company's stock. The expected term represents the period of time the stock options are expected to be outstanding and is based on the "simplified method". The Company used the "simplified method" due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. The risk-free interest rate is based on yields on U.S. Treasury STRIPS with a maturity similar to the estimated expected term of the stock options.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company did not grant any stock options during the year ended December 31, 2011. The weighted average assumptions for stock options granted during the years ended December 31, were as follows:

	For the years ended December 31,
	2013	2012
Dividend yield	—%	—%
Risk-free interest rate	0.75%	0.76%
Expected term (in years)	5.90	5.50
Expected volatility	80%	82%

Based on the above assumptions, the weighted-average grant date fair value of stock options granted during the years ended December 31, 2013 and 2012 was $1.68 and $0.96, respectively.

Total stock based compensation expenses was $418 for the year ended December 31, 2013 and $18 for the period from October 29, 2012 to December 31, 2012 and is recorded in the same line items used for cash compensation.  The unrecognized compensation cost at December 31, 2013 was $1,219 which is expected to be recognized $649 in 2014, $429 in 2015 and $141 in 2016.

Activity and related information with respect to the Company's stock options is summarized as follows:

	For the years ended December 31,
	2013		2012		2011
	Shares	Exercise price	Shares	Exercise price	Shares	Exercise price

Under option at January 1	458,542	$8.71	348,750	$11.00	348,750	$11.00
Options granted	924,225	2.54	109,792	1.43	-	-
Options exercised	-	-	-	-	-	-
Options forfeited or expired	-	-	-	-	-	-
Under option at December 31	1,382,767	$4.58	458,542	$8.71	348,750	$11.00
Options exercisable at December 31	458,542	8.71	348,750	11.00	348,750	11.00

The aggregate intrinsic value of all options outstanding represents the total intrinsic value (the difference between the fair value of the Company's stock on the last day of each year and the exercise price, multiplied by the number of options where the exercise price exceeds the fair value) that would have been received by the option holders had all option holders exercised their options as of year-end.

At December 31, 2013 the aggregate intrinsic value of all outstanding options and all vested exercisable options outstanding was $1,345 and $254, respectively.

15.	SUPPLEMENTAL GUARANTOR INFORMATION

On June 10 and October 2, 2013 the Company issued $200,000 and $25,000, respectively of its 2021 Senior Notes.

The 2021 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by Company's subsidiaries directly involved in our Ocean and River Business.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Indenture provides that the 2021 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York.  Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures.  All of the Subsidiary Guarantors are outside of the United States.

Supplemental condensed consolidating financial information for the Guarantor Subsidiaries for the 2021 Senior Notes is presented below.  This information is prepared in accordance with the Company's accounting policies.  This supplemental financial disclosure should be read in conjunction with the consolidated financial statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2013

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$423,536	$45,715	$81,996	$(551,195)	$52
Other current assets	21,016	68,998	105,638	-	195,652
Total current assets	444,552	114,713	187,634	(551,195)	195,704

Noncurrent assets
Vessels and equipment, net	-	265,577	450,682	(828)	715,431
Investment in affiliates	180,616	-	220	(180,616)	220
Other noncurrent assets	8,974	30,552	29,130	-	68,656
Total noncurrent assets	189,590	296,129	480,032	(181,444)	784,307
Total assets	$634,142	$410,842	$667,666	$(732,639)	$980,011

Current liabilities
Payable to related parties	$-	$188,021	$364,525	$(551,195)	$1,351
Current portion of long-term financial debt	-	6,420	25,833	-	32,253
Other current liabilities	2,511	53,383	1,890	-	57,784
Total current liabilities	2,511	247,824	392,248	(551,195)	91,388

Noncurrent liabilities
Due to affiliates	$-	$-	$-	$-	$-
Long-term financial debt	226,070	48,682	191,392	-	466,144
Other noncurrent liabilities	-	267	16,651	-	16,918
Total noncurrent liabilities	226,070	48,949	208,043	-	483,062
Total liabilities	228,581	296,773	600,291	(551,195)	574,450

Equity of Ultrapetrol (Bahamas) Limited	405,561	114,069	67,375	(181,444)	405,561
Noncontrolling interest	-	-	-	-	-
Total equity	405,561	114,069	67,375	(181,444)	405,561
Total liabilities and equity	$634,142	$410,842	$667,666	$(732,639)	$980,011

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2012

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$307,343	$122,035	$87,737	$(517,105)	$10
Other current assets	201,491	66,643	38,846	-	306,980
Total current assets	508,834	188,678	126,583	(517,105)	306,990

Noncurrent assets
Vessels and equipment, net	-	279,653	368,753	(887)	647,519
Investment in affiliates	151,447	-	251	(151,447)	251
Other noncurrent assets	5,171	26,032	33,275	(8,920)	55,558
Total noncurrent assets	156,618	305,685	402,279	(161,254)	703,328
Total assets	$665,452	$494,363	$528,862	$(678,359)	$1,010,318

Current liabilities
Payable to related parties	$-	$224,281	$272,568	$(493,088)	$3,761
Current portion of long-term financial debt	-	12,064	36,967	-	49,031
2017 Senior Convertible Notes	80,000	-	-	-	80,000
Other current liabilities	5,701	51,781	8,471	-	65,953
Total current liabilities	85,701	288,126	318,006	(493,088)	198,745

Noncurrent liabilities
Due to affiliates	$-	$32,937	$-	$(32,937)	$-
Long-term financial debt	180,000	55,102	153,419	-	388,521
Other noncurrent liabilities	-	262	16,291	-	16,553
Total noncurrent liabilities	180,000	88,301	169,710	(32,937)	405,074
Total liabilities	265,701	376,427	487,716	(526,025)	603,819

Equity of Ultrapetrol (Bahamas) Limited	399,751	117,936	41,146	(159,082)	399,751
Noncontrolling interest	-	-	-	6,748	6,748
Total equity	399,751	117,936	41,146	(152,334)	406,499
Total liabilities and equity	$665,452	$494,363	$528,862	$(678,359)	$1,010,318

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$294,261	$159,120	$(42,164)	$411,217

Operating expenses	(7,459)	(287,214)	(123,600)	42,222	(376,051)
Operating profit (loss)	(7,459)	7,047	35,520	58	35,166

Investment in affiliates	21,051	-	(520)	(21,051)	(520)
Other income (expenses)	(6,224)	(6,816)	(7,088)	-	(20,128)
Income (loss) before income tax	7,368	231	27,912	(20,993)	14,518

Income tax benefit (expense)	-	(4,098)	(2,499)	-	(6,597)
Net income (loss)	7,368	(3,867)	25,413	(20,993)	7,921

Net income attributable to noncontrolling interest	-	-	-	553	553
Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	$7,368	$(3,867)	$25,413	$(21,546)	$7,368

Comprehensive income (loss)	$8,150	$(3,867)	$26,195	$(21,741)	$8,737

Comprehensive income attributable to noncontrolling interest	-	-	-	587	587

Comprehensive income (loss) attributable to Ultrapetrol (Bahamas) Limited	$8,150	$(3,867)	$26,195	$(22,328)	$8,150

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$207,429	$140,530	$(34,790)	$313,169

Operating expenses	(7,548)	(226,864)	(138,608)	34,732	(338,288)
Operating profit (loss)	(7,548)	(19,435)	1,922	(58)	(25,119)

Investment in affiliates	(49,470)	-	(1,175)	49,470	(1,175)
Other income (expenses)	(6,639)	(24,859)	(7,941)	-	(39,439)
Income (loss) before income tax	(63,657)	(44,294)	(7,194)	49,412	(65,733)

Income tax benefit (expense)	-	3,044	(75)	-	2,969
Net income (loss)	(63,657)	(41,250)	(7,269)	49,412	(62,764)

Net income attributable to noncontrolling interest	-	-	-	893	893
Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	$(63,657)	$(41,250)	$(7,269)	$48,519	$(63,657)
Comprehensive income (loss)	$(64,198)	$(41,250)	$(7,810)	$49,934	$(63,324)

Comprehensive income attributable to noncontrolling interest	-	-	-	874	874

Comprehensive income (loss) attributable to Ultrapetrol (Bahamas) Limited	$(64,198)	$(41,250)	$(7,810)	$49,060	$(64,198)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$208,130	$137,274	$(40,922)	$304,482

Operating expenses	(7,065)	(187,259)	(131,638)	40,864	(285,098)
Operating profit (loss)	(7,065)	20,871	5,636	(58)	19,384

Investment in affiliates	(7,886)	-	(1,073)	7,886	(1,073)
Other income (expenses)	(3,854)	(23,953)	(10,476)	-	(38,283)
Income (loss) before income tax	(18,805)	(3,082)	5,913	7,828	(19,972)

Income tax benefit (expense)	-	1,060	677	-	1,737
Net income (loss)	(18,805)	(2,022)	(5,236)	7,828	(18,235)

Net income attributable to noncontrolling interest	-	-	-	570	570
Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	$(18,805)	$(2,022)	$(5,236)	$7,258	$(18,805)
Comprehensive income (loss)	$(20,245)	$(2,022)	$(6,676)	$9,241	$(19,702)

Comprehensive income attributable to noncontrolling interest	-	-	-	543	543

Comprehensive income (loss) attributable to Ultrapetrol (Bahamas) Limited	$(20,245)	$(2,022)	$(6,676)	$8,698	$(20,245)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2013

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net cash (used in) provided by operating activities	$(10,370)	$18,283	$11,934	$-	$19,847

Intercompany sources	(116,193)	40,060	109,070	(32,937)	-
Non-subsidiary sources	-	(12,848)	(107,878)	-	(120,726)
Net cash (used in) provided by investing activities	(116,193)	27,212	1,192	(32,937)	(120,726)

Intercompany sources	-	(32,937)	-	32,937	-
Non-subsidiary sources	(53,596)	(16,434)	21,319	-	(48,711)
Net cash (used in) provided by financing activities	(53,596)	(49,371)	21,319	32,937	(48,711)
Net (decrease) increase in cash and cash equivalents	$(180,159)	$(3,876)	$34,445	$-	$(149,590)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2012

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net cash (used in) provided by operating activities	$(11,232)	$(24,555)	$31,852	$-	$(3,935)

Intercompany sources	(10,019)	43,839	(16,697)	(17,123)	-
Non-subsidiary sources	-	(15,507)	(17,006)	-	(32,513)
Net cash (used in) provided by investing activities	(10,019)	28,332	(33,703)	(17,123)	(32,513)

Intercompany sources	-	(17,123)	-	17,123	-
Non-subsidiary sources	219,122	4,747	698	-	224,567
Net cash (used in) provided by financing activities	219,122	(12,376)	698	17,123	224,567
Net increase (decrease) in cash and cash equivalents	$197,871	$(8,599)	$(1,153)	$-	$188,119

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2011

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net cash (used in) provided by operating activities	$(6,101)	$16,733	$4,125	$-	$14,757

Intercompany sources	(17,947)	(1,322)	(6,774)	26,043	-
Non-subsidiary sources	-	(46,828)	(51,035)	-	(97,863)
Net cash (used in) investing activities	(17,947)	(48,150)	(57,809)	26,043	(97,863)

Intercompany sources	-	31,543	(5,500)	(26,043)	-
Non-subsidiary sources	(15,000)	13,395	13,237	-	11,632
Net cash (used in) provided by financing activities	(15,000)	44,938	7,737	(26,043)	11,632
Net increase (decrease) in cash and cash equivalents	$(39,048)	$13,521	$(45,947)	$-	$(71,474)

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

BALANCE SHEETS AT DECEMBER 31, 2013 AND 2012

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2013	2012
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$21,016	$201,175
Receivables from related parties	423,536	307,343
Other current assets	-	316
Total current assets	444,552	508,834

NONCURRENT ASSETS

Investments in affiliates	180,616	151,447
Other noncurrent assets	8,974	5,171
Total noncurrent assets	189,590	156,618
Total assets	$634,142	$665,452

LIABILITIES AND EQUITY

CURRENT LIABILITIES

2017 Senior Convertible Notes	-	80,000
Other current liabilities	2,511	5,701
Total current liabilities	2,511	85,701

NONCURRENT LIABILITIES

2021 Senior Notes	226,070	-
2014 Senior Notes	-	180,000
Total noncurrent liabilities	226,070	180,000
Total liabilities	228,581	265,701

STOCKHOLDERS EQUITY

Common stock, $0.01 par value: 250,000,000 authorized shares; 140,419,487 shares outstanding	1,443	1,443
Additional paid-in capital	488,522	490,850
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(63,108)	(70,476)
Accumulated other comprehensive loss	(1,808)	(2,578)
Total stockholders' equity	405,561	399,751
Total liabilities and stockholders'equity	$634,142	$665,452

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Stated in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2013	2012	2011
OPERATING EXPENSES

Administrative and commercial expenses	$(7,459)	$(7,548)	$(7,065)
Operating loss	(7,459)	(7,548)	(7,065)

OTHER INCOME (EXPENSES)

Financial expense	(1,916)	(8,323)	(5,919)
Financial loss on extinguishment of debt	(4,554)	-	-
Investments in affiliates	21,051	(49,470)	(7,886)
Other, net	246	1,684	2,065
Total other income (expenses), net	14,827	(56,109)	(11,740)
Income (Loss) before income tax	7,368	(63,657)	(18,805)

Income tax	-	-	-
Net income (loss)	$7,368	$(63,657)	$(18,805)

INCOME (LOSS) PER SHARE - BASIC AND DILUTED	$0.05	$(1.80)	$(0.64)

Basic weighted average number of shares	140,090,112	35,382,913	29,547,365
Diluted weighted average number of shares	140,326,764	35,382,913	29,547,365

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2013	2012	2011

Net income (loss)	$7,368	$(63,657)	$(18,805)

Other comprehensive income (loss):

Equity interest in investee's other comprehensive income (loss)	782	(541)	(1,440)

Comprehensive income (loss), net of income tax effect of $0	$8,150	$(64,198)	$(20,245)

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2013	2012	2011

Net cash (used in) operating activities	$(10,370)	$(11,232)	$(6,101)

CASH FLOWS FROM INVESTING ACTIVITIES

(Increase) decrease in loans to related parties	(116,193)	(10,019)	(17,947)
Net cash (used in) investing activities	(116,193)	(10,019)	(17,947)

CASH FLOWS FROM FINANCING ACTIVITIES

Prepayment of 2017 Senior Convertible Notes	(80,000)	-	-
Prepayment of 2014 Senior Notes	(180,000)	-	-
Proceeds from issuance of 2021 Senior Notes, net of issuance costs	216,654	-	-
Proceeds from issuance of common stock, net of expenses	-	219,122	-
Purchase of subsidiary shares from noncontrolling interest	(10,250)	-	-
Short-term credit facility borrowings	-	-	10,500
Short-term credit facility repayments	-	-	(25,500)
Net cash (used in) provided by financing activities	(53,596)	219,122	(15,000)
Net (decrease) increase in cash and cash equivalents	(180,159)	197,871	(39,048)
Cash and cash equivalents at the beginning of year	201,175	3,304	42,352
Cash and cash equivalents at the end of year	$21,016	$201,175	$3,304

Supplemental disclosure of cash flow information:
Interest paid	$22,815	$22,000	$22,000
Income taxes paid	-	-	-

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2013, 2012 and 2011, did not receive cash dividends from its subsidiaries.

On June 10 and October 2, 2013 the Parent Company issued $ 200,000 and $ 25,000, respectively of its 2021 Senior Notes, which are due on June 15, 2021.

On July 10, 2013, the Parent Company repaid $180,000 plus accrued interest to that date of its 2014 Senior Notes, and during the year ended December 31, 2013 the Parent Company recorded a financial loss on extinguishment of debt of $1,733, which was included in the accompanying statement of operations.

On January 23, 2013, the Parent Company repaid $80,000 of its 2017 Senior Convertible Notes and during the year ended December 31, 2013, the Parent Company recorded a financial loss on extinguishment of debt of $2,821 which was included in the accompanying statement of operations.

As of December 31, 2012, the Parent Company included the outstanding principal amount of the 2017 Senior Convertible Notes of $80,000 as current liabilities in the accompanying balance sheet.

See Note 5 "Long-term debt and other financial debt" to the consolidated financial statements for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED

We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2013.  Our audits also included the financial statement schedule listed in the index at Item 18.1.  These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Ultrapetrol (Bahamas) Limited's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 12, 2014 expressed an unqualified opinion thereon.

Buenos Aires, Argentina	/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
March 12, 2014	Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED

We have audited Ultrapetrol (Bahamas) Limited's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Ultrapetrol (Bahamas) Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting".  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Ultrapetrol (Bahamas) Limited maintained, in all material respects, effective internal control over financial reporting at December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2013 of Ultrapetrol (Bahamas) Limited and subsidiaries and our report dated March 12, 2014 expressed an unqualified opinion thereon.

Buenos Aires, Argentina	/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
March 12, 2014	Member of Ernst & Young Global

ITEM 19 – EXHIBITS

Exhibit Number	Description

1.1	Fifth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited.(1)
1.1.1	Sixth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited.
1.1.2	Seventh Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited.
1.2	Second Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited(2)
1.2.1	Third Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited.
1.3
Articles of Incorporation (English translation) and By-laws of Arlene Investments Inc.  (previously filed as Exhibit 3.2 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.4	Articles of Incorporation (English translation) and By-laws of Baldwin Maritime Inc.(3)
1.5	Articles of Incorporation (English translation) and By-laws of Bayham Investments S.A.(3)
1.6
Articles of Incorporation (English translation) and By-laws of Brinkley Shipping, Inc. (previously filed as Exhibit 3.3 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.7	Articles of Incorporation (English translation) and By-laws of Cavalier Shipping Inc.(3)
1.8	Bylaws (English translation) of Corporacion De Navegacion Mundial S.A.(3)
1.9
Articles of Incorporation (English translation) and By-laws of Dampierre Holdings Spain S. A. (previously filed as Exhibit 3.4 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on November 4, 2013, as amended, and incorporated by reference herein).

1.10	Articles of Incorporation (English translation) and By-laws of Danube Maritime Inc.(3)
1.11
Articles of Incorporation (English translation) and By-laws of Dingle Barges, Inc. (previously filed as Exhibit 3.6 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.12	Articles of Incorporation and By-laws of General Ventures Inc.(3)
1.13
Articles of Incorporation (English translation) and By-laws of Hallandale Commercial Corp. (previously filed as Exhibit 3.8 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.14	Articles of Incorporation (English translation) and By-laws of Imperial Maritime Ltd. (Bahamas) Inc.(3)
1.15	Articles of Incorporation (English translation) and By-laws of Kattegat Shipping Inc.(3)
1.16	Memorandum of Association and Articles of Association of Kingly Shipping Ltd..(3)
1.17
Articles of Incorporation (English translation) and By-laws of Longmoor Holdings Inc. (previously filed as Exhibit 3.9 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.18	Memorandum of Association and Articles of Association of Majestic Maritime Ltd.(2)
1.19	Articles of Incorporation and Bylaws of Massena Port S.A. (English translation).(3)
1.20	Memorandum of Association and Articles of Association of Monarch Shipping Ltd..(3)
1.21	Memorandum of Association and Articles of Association of Noble Shipping Ltd..(3)

1.22	Articles of Incorporation (English translation) and Bylaws (English translation) of Oceanpar S.A..(3)
1.23	Articles of Incorporation (English translation) and By-laws of Oceanview Maritime Inc..(3)
1.24
Articles of Incorporation (English translation) and By-laws of Palmdeal Shipping Inc. (previously filed as Exhibit 3.11 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.25
Articles of Incorporation (English translation) and By-laws of Parabal S.A. (previously filed as Exhibit 3.13 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.26	Articles of Incorporation and Bylaws of Parfina S.A. (English translation).(3)
1.27	Articles of Incorporation (English translation) and By-laws of Parkwood Commercial Corp..(3)
1.28	Articles of Incorporation (English translation) and By-laws of Princely International Finance Corp..(3)
1.29	Memorandum of Association (English translation) and Articles of Association of Regal International Investments S.A..(3)
1.30	Articles of Incorporation (English translation) and By-laws of Riverview Commercial Corp..(3)
1.31	Memorandum of Association and Articles of Association of Sovereign Maritime Ltd..(3)
1.32	Articles of Incorporation (English translation) and By-laws of Stanmore Shipping Inc..(3)
1.33	Articles of Incorporation (English translation) and By-laws of Tipton Marine Inc..(3)
1.34
Articles of Incorporation (English translation) and By-laws of UABL  Paraguay S.A (previously filed as Exhibit 3.16 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.35
Articles of Incorporation (English translation) and By-laws of UABL S.A. (previously filed as Exhibit 3.17 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.36	Articles of Incorporation (English translation) and By-laws of Ultrapetrol International S.A.(3)
1.37	Articles of Incorporation and Bylaws of Ultrapetrol S.A. (English translation).(3)
1.38	Memorandum of Association and Articles of Association of UP Offshore (Holdings) Ltd.(3)
2.1	Form of Global Exchange Notes (attached as Exhibit A to Exhibit 4.3).(3)
2.2	Registration Rights Agreement dated November 10, 2004.(3)
2.3	Indenture dated November 24, 2004.(3)
2.4	Form of Subsidiary Guarantee (Exhibit F to Exhibit 10.4 of Form F-4 filed with the Securities and Exchange Commission on January 24, 2005).(3)

4.1	Stock Purchase Agreement dated March 21, 2006 by and between Ultrapetrol (Bahamas) Limited and LAIF XI, LTD.(4)
4.2	Stock Purchase Agreement dated March 20, 2006 by and among Ultrapetrol (Bahamas) Limited, Crosstrade Maritime Inc, and Crosstrees Maritime Inc..(4)
4.3	Loan agreement dated as of September 15, 2008, between UABL Paraguay S.A., a subsidiary of Ultrapetrol (Bahamas) Limited, and International Finance Corporation(5)
4.4	Loan agreement dated September 15, 2008 between certain subsidiaries of Ultrapetrol (Bahamas) Limited, as joint and several borrowers, and International Finance Corporation(5)
4.5	Loan agreement dated as of November 28, 2008, between UABL Paraguay S.A., a subsidiary of Ultrapetrol (Bahamas) Limited, and The OPEC Fund for International Development(5)
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
4.14
Registration Rights Agreement by and among Ultrapetrol (Bahamas) Limited, Sparrow Capital Investments Ltd., Sparrow CI Sub Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc., dated December 12, 2012(11)

4.15
Registration Rights Agreement dated June 10, 2013 (previously filed as Exhibit 4.2 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

4.16
Indenture dated June 10, 2013 (previously filed as Exhibit 4.3 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

4.17
Supplemental Indenture dated September 26, 2013 (previously filed as Exhibit 3.3 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on November 4, 2013, as amended, and incorporated by reference herein).

4.18
Form of Subsidiary Guarantee (previously filed as Exhibit F to Exhibit 4.3 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

4.19
Form of Exchange Security (previously filed as Exhibit B to Exhibit 4.3 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

7	Statement of Ratio of Earning to Fixed Charges
8.1	Subsidiaries of Ultrapetrol (Bahamas) Limited (contained in Item 4.C.—Information on the Company—Organizational Structure in this Form 20-F)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

________________

*  Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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

By: /s/Felipe Menendez Ross
Name: Felipe Menendez Ross
Title:  Chief Executive Officer, President and Director

March 12, 2014