Form 20-F
period 2014-12-31
ULTRAPETROL BAHAMAS LTD
filed 2015-04-16
CIK 1062781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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

Common Shares, $0.01 par value	140,729,487 Common Shares Outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [_]	No [X]

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

Yes [_]    No [_]

 CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this report in the section titled "Risk Factors" in Item 3.D of this report. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	future operating or financial results;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	general market conditions and trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	our ability to obtain additional financing or amend existing facilities or refinance existing facilities;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct and obtain delivery of new vessels, or vessels' useful lives;

•	our dependence upon the abilities and efforts of our management team;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•	the highly competitive nature of the shipping transportation industry;

•	the loss of one or more key customers;

•	fluctuations in foreign exchange rates and inflation in the economies of the countries in which we operate, including wage inflation as a result of trade union negotiations;

•	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs;

•	potential liability from future litigation; and

•	other factors discussed in the section titled "Risk Factors" in Item 3.D of this report.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 – KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited, or the Company, is for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 and has been derived from the Company's Financial Statements. Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Statement of Operations Data:
Revenues (1)	$363,675	$411,217	$313,169	$304,482	$230,445
Operating and manufacturing expenses (2)	(267,602)	(297,478)	(254,427)	(224,607)	(150,922)
Depreciation and amortization	(53,417)	(42,535)	(43,852)	(39,144)	(34,371)
Loss on write- down of vessels	(10,511)	--	(16,000)	--	--
Administrative and commercial expenses	(47,081)	(41,730)	(32,385)	(29,604)	(27,051)
Other operating income, net	1,597	5,692	8,376	8,257	617
Operating profit (loss)	(13,339)	35,166	(25,119)	19,384	18,718

Financial expense	(35,097)	(33,551)	(35,793)	(35,426)	(25,925)
Foreign currency exchange gains (losses), net	2,089	18,849	(2,051)	(2,552)	(492)
Financial loss on extinguishment of debt	--	(5,518)	(940)	--	--
Financial income	105	170	6	332	399
(Loss) gain on derivatives, net	(1)	(142)	--	(16)	10,474
Investments in affiliates	(1,056)	(520)	(1,175)	(1,073)	(341)
Other, net	88	64	(661)	(621)	(875)

(Loss) income before income taxes	(47,211)	14,518	(65,733)	(19,972)	1,958
Income taxes (expense) benefit	(5,065)	(6,597)	2,969	1,737	(6,363)

(Loss) income from continuing operations	$(52,276)	$7,921	$(62,764)	$(18,235)	$(4,405)
(Loss) from discontinued operations (3)	$--	$--	$--	$--	$(515)
Net (loss) income	$(52,276)	$7,921	$(62,764)	$(18,235)	$(4,920)

Net Income (Loss) attributable to noncontrolling interest	--	553	893	570	451
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(52,276)	7,368	(63,657)	(18,805)	(5,371)

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Amounts attributable to Ultrapetrol (Bahamas) Limited:
(Loss) income from continuing operations	(52,276)	7,368	(63,657)	(18,805)	(4,856)
(Loss) from discontinued operations	--	--	--	--	(515)
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(52,276)	7,368	(63,657)	(18,805)	(5,371)
Basic and diluted income (loss) per share of Ultrapetrol (Bahamas) Limited:
From continuing operations	$(0.37)	$0.05	$(1.80)	$(0.64)	$(0.16)
From discontinued operations	$--	$--	$--	$--	$(0.02)
	$(0.37)	$0.05	$(1.80)	$(0.64)	$(0.18)
Basic weighted average number of shares	140,292,249	140,090,112	35,382,913	29,547,365	29,525,025
Diluted weighted average number of shares	140,292,249	140,326,764	35,382,913	29,547,365	29,525,025

Balance Sheet Data (end of period):
Cash and cash equivalents	$34,982	$72,625	$222,215	$34,096	$105,570
Restricted cash - current	11,246	12,132	5,968	6,819	1,661
Working capital (4)	17,236	104,316	108,245	32,245	98,318
Vessels and equipment, net	717,405	715,431	647,519	671,445	612,696
Total assets	897,061	980,011	1,010,318	830,287	823,797
Total debt (5)	467,547	500,049	522,410	517,762	501,657
Common Stock	1,446	1,443	1,443	339	338
Number of shares outstanding	140,729,487	140,419,487	140,419,487	30,011,628	29,943,653
Ultrapetrol (Bahamas) Limited stockholders' equity	355,722	405,561	399,751	244,297	263,463
Noncontrolling interest	--	--	6,748	5,874	5,331
Total equity	355,722	405,561	406,499	250,171	268,794

Statement of Cash Flow Data:
Total cash flows provided by (used in) operating activities	35,254	19,847	(3,935)	14,757	18,894
Total cash flows (used in) investing activities	(41,645)	(120,726)	(32,513)	(97,863)	(54,139)
Total cash flows (used in) provided by financing activities	(31,252)	(48,711)	224,567	11,632	87,614
EBITDA as defined in the Notes due 2021 (6)	51,413	97,067	32,045	54,028	61,293
Adjusted Consolidated EBITDA (6)	$57,072	$97,067	$32,045	$54,028	$61,293

(1)
Includes total revenues from transportation and services of $347.7 million and $16.0 million from manufacturing in 2014; $345.6 million and $65.6 million from manufacturing in 2013; revenues from transportation and services of $282.9 million and $30.3 million from manufacturing in 2012 and revenues from transportation and services of $285.4 million and $19.1 million from manufacturing in 2011. In 2010 all revenues were derived from transportation and services.

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

(3)	Net of income tax effect.

(4)	Current assets less current liabilities.

(5)	Includes accrued interest.

(6)	The following table reconciles our "EBITDA as defined in the Notes due 2021" and "Adjusted Consolidated EBITDA" to our cash flows from operating activities:

	Year Ended December 31,

	2014	2013	2012	2011	2010
	(Dollars in thousands)
Net cash provided (used in) by operating activities from continuing operations	$35,254	$19,847	$(3,935)	$14,772	$20,844
Net cash (used in) provided by operating activities from discontinued operations	--	--	--	(15)	(1,950)
Total cash flows from operating activities	35,254	19,847	(3,935)	14,757	18,894
Plus
Adjustments from continuing operations
Increase / Decrease in operating assets and liabilities	(34,242)	32,466	(2,391)	7,748	(6,974)
Expenditure for drydocking	10,107	10,150	5,978	3,478	8,204
Income taxes expense (benefit)	5,065	6,597	(2,969)	(1,737)	6,363
Financial expenses	35,097	33,551	35,793	35,426	25,925
(Losses) Gains on derivatives, net	--	(216)	--	(16)	10,474
Gain on disposal of assets	--	--	3,564	--	724
Contribution from sale and lease back	(401)	1,498	2,086	--	--
Allowance for doubtful accounts	(720)	(2,467)	(1,266)	(598)	(359)
Net loss (income) attributable to non-controlling interest	--	(553)	(893)	(570)	(451)
Other adjustments	1,253	(3,806)	(3,922)	(4,475)	(2,947)

Adjustments from discontinued operations	--	--	--	15	1,440

EBITDA as defined in the Notes due 2021	51,413	97,067	32,045	54,028	61,293
SPA closing termination payments	5,659	--	--	--	--

Adjusted Consolidated EBITDA	$57,072	$97,067	$32,045	$54,028	$61,293

The use of the terms "EBITDA as defined in the Notes due 2021" and "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the U.S. Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "EBITDA as defined in the Notes due 2021" and "Adjusted Consolidated EBITDA" rather than EBITDA.

EBITDA as defined in the Notes due 2021 consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-down of vessels). The calculation of EBITDA as defined in the Notes due 2021 excludes from all items those amounts corresponding to unrestricted subsidiaries under the indenture governing our 8⅞% First Preferred Ship Mortgage Notes due 2021, or the Indenture, from the time of designation as such. Adjusted Consolidated EBITDA represents EBITDA as defined in the Notes due 2021 before SPA closing termination payments. We have provided EBITDA as defined in the Notes due 2021 in this report because we use it to and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. We do not intend for EBITDA as defined in the Notes due 2021 nor Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP and it should not be considered as an alternative to measure our liquidity. The foregoing definitions of EBITDA as defined in the Notes due 2021 and Adjusted Consolidated EBITDA may differ from other definitions of EBITDA or Consolidated EBITDA used in the financial covenants of our other credit facilities as further described under "Description of Credit Facilities and other Indebtedness" elsewhere in this annual report on Form 20-F. EBITDA as defined in the Notes due 2021 and Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the Notes due 2021 and Adjusted Consolidated EBITDA are available for management's discretionary use. EBITDA as defined in the Notes due 2021 and Adjusted Consolidated EBITDA have limitations as analytical tools and should not be considered in isolation, or as substitutes for analysis of our results as reported. These limitations include, among others, the following:

•	EBITDA as defined in the Notes due 2021 and Adjusted Consolidated EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

•	EBITDA as defined in the Notes due 2021 and Adjusted Consolidated EBITDA do not reflect changes in, or cash requirements for, our working capital needs,

•	EBITDA as defined in the Notes due 2021 and Adjusted Consolidated EBITDA do not include income taxes, which are a necessary and ongoing cost of our operations,
•
EBITDA as defined in the Notes due 2021 and Adjusted Consolidated EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•
EBITDA as defined in the Notes due 2021 and Adjusted Consolidated EBITDA do not reflect the amortization of drydocking, or the cash requirements necessary to fund the scheduled dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future and EBITDA as defined in the Notes due 2021 and Adjusted Consolidated EBITDA do not reflect any cash requirements for such replacements; and

•	EBITDA as defined in the Notes due 2021 and Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

 B.          CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.           REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.           RISK FACTORS

Please note: In this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

Risks Relating to Our Industry

The Company's results of operations, financial condition and cash flows may be adversely affected by numerous risks. Carefully consider the risks described below, which represent some of the more critical risk factors that affect the Company, as well as the other information that has been provided in this Annual Report on Form 20-F. The risks described below include all known material risks faced by the Company. Additional risks not presently known may also impair the Company's business operations.

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

The factors that influence demand for vessel capacity include:

•	supply and demand for petroleum and petroleum products, iron ore, coal and grains as well as other cargo transported by vessels;

•	regional availability of refining capacity in the case of petroleum and petroleum products or crushing or manufacturing with respect to other cargo transported by other vessels;

•	global and regional economic and political conditions;

•	actions taken by OPEC and major oil producers and refiners;
•	the distance cargo transported by vessels;

•	prevailing oil and natural gas prices and expectations about future prices and price volatility;

•	changes in transportation patterns;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather and climate conditions;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of shipping capacity include:

•	current and expected new buildings of vessels;
•	shipbuilding capacity and the prices charged for new shipbuilding contracts;
•	the number and carrying capacity of newbuilding deliveries;

•	the scrapping rate of existing vessels;

•	the conversion of vessels to other uses;

•	the price of steel;

•	the prevalence or frequency of slow steaming;
•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

Historically, the shipping markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for vessel capacity. A global economic crisis may further reduce the demand for transportation of cargo over longer distances and the supply of vessels to carry cargo, which may materially affect our revenues, profitability and cash flows. If charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably.

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

The rates we charge and the quantity of freight we are able transport in our River Business can also be affected by:

•	demand for the goods we ship in our barges;

•	adverse river conditions, such as flooding and droughts, that slow or stop river traffic or reduce the quantity of cargo that we can carry in each barge;
•	navigational incidents involving our equipment resulting in disruptions of our programs;

•	any incidents or operational disruptions to ports, terminals or bridges along the rivers on which we operate;

•	changes in the quantity or capacity of barges available for river transport through the entrance of new competitors or expansion of operations by existing competitors;

•	disruption or ceasing of production of iron ore at the mines or lack of transportation to ports of loading;
•	the availability of transfer stations and cargo terminals for loading of cargo on and off barges;

•	the ability of buyers of commodities to open letters of credit and generally the ability of obtaining trade financing on reasonable terms or at all;

•	the availability and price of alternative means of transporting goods out of the Hidrovia Region; and

•	as our vessels age they will have off hire periods which reduce their efficiency and eventually they will be retired.

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

The Company's insurance coverage may be inadequate to protect it from the liabilities that could arise in its businesses.

Although the Company maintains insurance coverage against the risks related to its businesses, risks may arise for which the Company may not be insured. Claims covered by insurance are subject to deductibles, the aggregate amount of which could be material. Insurance policies are also subject to compliance with certain conditions, the failure of which could lead to a denial of coverage as to a particular claim or the voiding of a particular insurance policy. There also can be no assurance that existing insurance coverage can be renewed at commercially reasonable rates or that available coverage will be adequate to cover future claims. If a loss occurs that is partially or completely uninsured, the Company could be exposed to substantial liability.

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

The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The following is a graph of the spot market levels of time charters for PSVs of 900+ m 2 of deck in the North Sea for the past four years:

Average North Sea Rates
GBP / Day
30,000
25,000
20,000
15,000
10,000
5,000
0
20,208
16,813
9,514
6,396
19,405
9,786
13,791
8,459
22,714
20,559
10,504
13,712
9,949
6,429
Feb-11
Jun-11
Oct-11
Feb-12
Jun-12
Oct-12
Feb-13
Jun-13
Oct-13
Feb-14
Jun-14
Oct-14
Feb-15

Source: Seabreeze, February 2015.

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

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and, therefore, our services. Such changes could adversely affect our results of operations and cash flows.

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
The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing or refinancing on acceptable terms and otherwise negatively impact our business.

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

As a result of the impairment review as of December 31, 2014, the Company determined that the carrying amounts of its assets held for use were recoverable, except for two of its product tankers in its Ocean Business for which an impairment charge of $10.5 million was recognized, and, concluded that no further impairment loss was necessary for 2014.

Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.
Compliance with safety, environmental, governmental and other requirements may be very costly and may adversely affect our business.

The shipping industry is subject to extensive and changing international conventions and treaties, national, state and local environmental and operational safety laws and regulations in force in international waters and the jurisdictional waters of the countries in which the vessels operate, as well as in the country or countries in which such vessels are registered. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, US EPA VGP, EC Maritime directives,  regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, or MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the International Convention of Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Safety of Life at Sea of 1974 or SOLAS, the International Convention on Load Lines of 1966, the International Ship and Port Facility Security Code and ILO MLC 2006. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to the management and disposal of hazardous materials and wastes, the cleanup of oil spills and other contamination, air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the drilling activity, offshore and shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Many of these environmental requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

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

MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Our Product Tanker (Alejandrina), our Product/Chemical Tankers (Miranda I and Austral) and our Crude Oil Tanker Amadeo are fully certified by class as double hull vessels. Our Ex oceangoing barge Parana Petrol has been converted into an iron ore transfer and storage unit for inland waterways (now called Parana Iron ) and therefore classed as a bulk carrier.

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

We employ our vessels in highly competitive markets. In our Offshore Supply Business, we compete with companies that operate PSVs, such as GulfMark, Maersk, Seacor, Tidewater, Bram Offshore, CBO, Wilson Sons and Brasmar. Some of these competitors are significantly larger than we are and have significantly greater resources than we do. Some of these competitors are significantly larger than we are and have significantly greater resources than we do. Some of our competitors may build additional vessels in Brazil, which may affect our ability to employ our non-Brazilian-flagged vessels in those markets in the future. This may enable these competitors to offer their customers lower prices, higher quality service and/or greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers. Further, some of these competitors, such as Transpetro and Sete Brasil Participacoes S.A., are affiliated with or owned by the governments of certain countries and may receive government aid or legally imposed preferences or other assistance that may not be available to us.

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

The spot charter market for ocean and offshore vessels may fluctuate significantly and any significant fluctuations in charter rates will result in significant fluctuations in the utilization of our ocean and offshore vessels and our profitability. The successful operation of our vessels in the highly competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile and in the past, there have been periods when spot or current market time charter rates have declined below the operating cost of vessels. In the event we are unable to find suitable employment for a vessel at economically viable charter rates, management may opt to lay up the vessel until such time that rates become attractive again. During the period of lay-up, such vessel will continue to incur expenditure such as insurance, reduced crew wages and maintenance costs. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

The Company may undertake one or more significant corporate transactions that may not achieve their intended results, may adversely affect the Company's financial condition and its results of operations, and may result in additional risks to its businesses.

The Company continuously evaluates the acquisition and disposition of operating businesses and assets and may in the future undertake significant transactions. Any such transaction could be material to the Company's business and could take any number of forms, including mergers, joint ventures, investments in new lines of business and the purchase of equity interests or assets. The form of consideration associated with such transactions may include, among other things, cash, common stock or equity interests in the Company's subsidiaries. The Company also evaluates the disposition of its operating businesses and assets, in whole or in part, which could take the form of asset sales, mergers or sales of equity interests in its subsidiaries (privately or through a public offering), or the spin-off of equity interests of the Company's subsidiaries to its stockholders. These types of significant transactions may present significant risks and uncertainties, including distraction of management from current operations, insufficient revenue to offset liabilities assumed, potential loss of significant revenue and income streams, unexpected expenses, inadequate return of capital, potential acceleration of taxes currently deferred, regulatory or compliance issues, the triggering of certain covenants in the Company's debt instruments (including accelerated repayment) and other unidentified issues not discovered in due diligence. As a result of the risks inherent in such transactions, the Company cannot guarantee that any such transaction will ultimately result in the realization of the anticipated benefits of the transaction or that significant transactions will not have a material adverse impact on the Company's financial condition or its results of operations. If the Company were to complete such an acquisition, disposition, investment or other strategic transaction, it may require additional debt or equity financing that could result in a significant increase in its amount of debt or the number of outstanding shares of its Common Stock.

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

Adverse results of legal proceedings could materially adversely affect the Company.

The Company is subject to and may in the future be subject to a variety of legal proceedings and claims that arise out of the ordinary conduct of its business. Results of legal proceedings cannot be predicted with certainty. Irrespective of its merits, litigation may be both lengthy and disruptive to the Company's operations and may cause significant expenditure and diversion of management attention. The Company may be faced with significant monetary damages or injunctive relief against it that could materially adversely affect a portion of its business operations or materially and adversely affect the Company's financial position and its results of operations should the Company fail to prevail in certain matters.

The credit facilities of our Company and its subsidiaries and the Indenture governing our 8 ⅞% First Preferred Ship Mortgage Notes due 2021, or the 2021 Notes, impose significant operating and financial restrictions on us that may limit our ability to successfully operate our business.

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

Due to climatic and navigational issues which affected particularly the third and fourth quarters of 2012 we did not temporarily comply with the historical debt service coverage ratio covenant of our loans with IFC and OFID, our lenders for our River Business, as of December 31, 2012. The historical debt service coverage ratio covenant requires us to maintain a historical debt service coverage ratio, on a consolidated basis, at the level of UABL Limited (our wholly owned holding subsidiary for the River Business and the guarantor of the IFC and OFID credit facilities) of not less than 1.3 for the last four fiscal quarters prior to the relevant date of calculation. IFC and OFID waived, on March 8 and 14, 2013, respectively, compliance with this ratio as of both December 31, 2012 and March 31, 2013.  As from June 30, 2013 until September 30, 2014, we were in compliance with the historical debt service coverage ratio under our IFC and OFID financings.

Due to the negative effect caused by low availability of our larger pushboats which affected particularly the third and fourth quarters of 2014 and by the extensive off-hire of our Asturiano due to mechanical issues we did not temporarily comply with the historical debt service coverage ratio covenant of our loans with IFC and OFID, our lenders for our River Business, as of December 31, 2014. The historical debt service coverage ratio covenant requires us to maintain a historical debt service coverage ratio, on a consolidated basis, at the level of UABL Limited (our wholly owned holding subsidiary for the River Business and the guarantor of the IFC and OFID credit facilities) of not less than 1.3 for the last four fiscal quarters prior to the relevant date of calculation. IFC and OFID waived, on March 27 and April 13, 2015, respectively, compliance with this ratio as of December 31, 2014, March 31, 2015, and June 30, 2015. In addition, due to these same causes we did not temporarily comply with the consolidated debt service coverage ratio covenant on some of our loans in our Offshore Supply Business as of December 31, 2014. The covenant required Ultrapetrol (Bahamas) Ltd. to have a consolidated debt service coverage ratio of not less than 1.5 for the last four fiscal quarters prior to the relevant date of calculation. On March 26 and March 31, 2015, the banks waived compliance to this ratio as of December 31, 2014 and March 31, 2015, and amended such clauses to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter.

Our ability to continue as a going concern is dependent on management's ability to successfully generate revenue to meet our obligations as they become due and have the continued support of our lenders.

The non-financial covenants in our facilities (such as negative pledges, collateral maintenance provisions, and other similar provisions) while not posing an outright risk of triggering a financial non-compliance and consequent potential event of default, gradually and increasingly limit our ability to carry out our business while –for example in the case of negative pledges on assets- limiting the quantity and value of the assets that are free to be pledged as guarantee to future financings. Such limitation could in the future make it more difficult or even keep us from accessing new sources of financing by limiting our ability to provide suitable collateral. If we are unable to obtain waivers which allow us to release our assets from such negative pledges on a timely manner, we may be unable to obtain additional financing in satisfactory commercial terms, or at all. Similarly, loan to value ratios or collateral maintenance provisions also represent a risk by having the potential to cause early prepayments in order to regain compliance which could affect our liquidity in the future.
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

 Nevertheless, Petrobras has announced on March 2, 2015, the approval of a two-year (2015/2016) divestment plan as part of the their financial planning aimed at reducing leverage, preserving cash and focusing on priority investments, mainly oil and gas production in Brazil in areas of high productivity and return. Divestitures are estimated at $13.7 billion, including Exploration & Production assets in Brazil and abroad (30%), as well as assets in the Downstream (30%) and Gas & Energy (40%) segments. On March 25, 2015, Petrobras announced the approval of a review of the Company's investment plan.

While these announcements may scale back investments, we believe that Petrobras' capital expenditure plans will provide significant opportunities within the Brazilian PSV market, particularly for companies that own or are constructing Brazilian-built vessels and we intend to actively pursue the further expansion of our PSV operations in Brazil, including seeking chartering opportunities for our PSVs under construction, evaluating the construction of additional PSVs within Brazil and identifying opportunities to utilize the preferential rights provided by our current Brazilian-built PSVs and any future PSVs we may construct.

In the event that Petrobras scales back investment planes even further or does not successfully implement its business plan or does not otherwise capitalize on the growth opportunities and favorable Brazilian regulations, there may be fewer opportunities to employ PSVs in Brazil than we may expect or even no opportunities at all. Consequently, we may not be able to expand our PSV operations in Brazil as planned, which may adversely affect our Offshore Supply Business and results of operations.

Petrobras represented 33%, 23% and 29% of total revenues for the years ended December 31, 2014, 2013 and 2012, respectively.
Petrobras' recent corruption charges and liquidity pressures could adversely affect our business.

Petrobras is at the center of a major and wide-ranging corruption scandal involving alleged bribe-taking by Petrobras management and employees, and funneling bribes to Brazilian politicians and political parties. Petrobras so far has neither confirmed or denied the allegations. The scandal has resulted in a number of law suits against the company and certain individuals, and Petrobras' stock price has dropped approximately 65% since September 2014. Moody's has downgraded all ratings for Petrobras, citing concerns "about corruption investigations and liquidity pressures," among others. The scandal, the resulting loss in reputation and the downgrades may impact Petrobras' ability to raise funds in the capital markets, and may result in Petrobras' having to cut back on its capital expenditure plans. Such reduction could adversely affect the amount of exploration and production undertaken by Petrobras, which in turn could negatively affect our PSV operations in Brazil and our results of operations.

Petrobras represented 33%, 23% and 29% of our total revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

Demand for many of the Company's services is impacted by the level of activity in the offshore oil exploration, development and production industry. The level of offshore oil exploration, development and production activity has historically been volatile and that volatility is likely to continue. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors that are beyond the Company's control, including:

•	general economic conditions;

•	prevailing oil and natural gas prices and expectations about future prices and price volatility;

•	assessments of offshore drilling prospects compared with land-based opportunities;

•	the cost of exploring for, producing and delivering oil offshore;

•	worldwide demand for energy, other petroleum products and chemical products;

•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;

•	federal, state, local and international political and economic conditions, and policies including cabotage and local content laws;

•	technological advances affecting exploration, development, energy production and consumption;

•	weather conditions;

•	environmental regulation;

•	regulation of drilling activities and the availability of drilling permits and concessions; and

•	the ability of oil and natural gas companies to generate or otherwise obtain funds for capital projects.

If oil and natural gas prices were to remain depressed for a long period of time this may have a material adverse effect on our results of operations and financial condition.

The rise in production of unconventional crude oil and gas resources in North America and the commissioning of a number of new large Liquefied Natural Gas (LNG) export facilities around the world are, at least to date, primarily contributing to an over-supplied natural gas market. While production of crude oil and natural gas from unconventional sources is still a relatively small portion of the worldwide crude oil and natural gas production, production from unconventional resources is increasing because improved drilling efficiencies are lowering the costs of extraction. There is an oversupply of natural gas inventories in the United States in part due to the increased development of unconventional crude oil and natural gas resources. Prolonged increases in the worldwide supply of natural gas, whether from conventional or unconventional sources, will likely continue to weigh on natural gas prices. A prolonged period of low natural gas prices would likely have a negative impact on development plans of exploration and production companies which in turn, may result in a decrease in demand for offshore support vessel services.

A prolonged material downturns in crude oil and natural gas prices and/or perceptions of long-term lower commodity prices can negatively impact the development plans of exploration and production companies given the long-term nature of large-scale development projects, which would likely result in a corresponding decline in demand for offshore support services, In such event, we could experience a reduction in charter rates and/or utilization rates, which would have a material adverse effect on our results of operations, cash flows and financial condition. Crude oil pricing volatility has increased in recent years which could potentially impact negatively the Company's results of operations and financial condition if such price volatility affects spending and investment decisions of offshore exploration, development and production companies.

Crude oil prices have fallen 52% on average from the second quarter of 2014 to the first quarter of 2015. If prices were to continue through this trend in the future it may have a significant impact on the production and extraction growth plans and even a drop in overall oil production by Petrobras which in turn could negatively affect our PSV operations in Brazil and our results of operations.

The failure of a subcontractor or a joint venture partner or a co-provider of services under a contract may adversely affect our results.

We may subcontract or provide services jointly with other companies to third parties under a contract (acting as co-providers or as their subcontracts or other forms of association that may involve joint and several responsibilities). Failure by party to comply with its obligation under the contract may result in losses to the other party. Under the agreements with our co-providers we may not be able to recover the losses we may suffer as a consequence of their inability to perform and under certain circumstances we may be liable to them for our own failures to perform. While we are insured (as described separately) and we do require from our co-provider a similar coverage against the third party risks normally incurred under the contracts that we perform we may not be able to control at all times that our co-providers will maintain valid such insurance coverage which may impose liabilities on us or our insurers.

Changes in governmental policies in South America could adversely affect our business, results of operations, financial condition and prospects.

We engage in business activities throughout South America. For the year ended December 31, 2014, 29%, 25%, 21%, 5% and 5% of our revenues were derived from charterers domiciled or whose cargoes originate in Brazil, Paraguay, Argentina, Bolivia and Uruguay, respectively. As a result, our business is and will continue to be subject to the risks generally associated with doing business in South America.

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

As of December 31, 2014, we had total debt of approximately $465.1 million outstanding.

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

As of December 31, 2014, we had $55.4 million of LIBOR-based variable rate borrowings under our credit facilities with International Finance Corporation, or IFC, and The OPEC Fund for International Development, or OFID, subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum until June 2016.

As of December 31, 2014, the Company had $16.7 million of LIBOR-based variable rate borrowings under its credit facility with DVB, NIBC and ABN Amro subject to interest rate swaps, as economic hedges, to fix the interest rate of these borrowings between October 2012 and October 2016 at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, the Company had $16.8 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between March 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin. Finally, the Company had $18.0 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between October 2014 and October 2016 at a weighted average cost of debt of 1.22% per annum, excluding margin.

As of December 31, 2014, the Company had $6.9 million of LIBOR-based variable rate borrowings under its credit facility with DVB and Banco Security, subject to an interest rate swap, designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings at a weighted average interest rate of 3.39% per annum.

Additionally, as of December 31, 2014, the Company had variable rate debt (due 2015 through 2023) totaling $112.7 million. These debts call for the Company to pay interest based on LIBOR plus a 120-400 basis points margin range. Some of our existing financing agreements, within the terms and conditions contained in the relevant loan agreement, used a cost-of-funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2014, the weighted average interest rate on these borrowings was 2.9%, including margin.

A 1% increase in LIBOR or a 1% increase in the cost-of-funds used as base rate by some of our lenders would translate to a $1.1 million increase in our interest expense per year, which would adversely affect our earnings and financing cash flow.

Our planned investments in our River Business are subject to significant uncertainty.

We intend to continue investing in the building of new barges and in new heavy fuel pushboats. It is possible that these initiatives will fail to result in increased revenues and lower fuel costs, fail to result in cost-effective barge construction, or that they will lead to other complications that would adversely affect our business.

The increased capacity created by building new barges may not be utilized by the local transportation market at prevailing prices or at all. Our expansion activities may also be subject to delays in construction or registration, which may result in cost overruns or lost revenues. Any of these developments would adversely affect our cash flow, revenue and earnings.

While we expect the heavier fuel that our new engines burn to continue to be available at a discount to the price of the fuel that we currently use, the heavier fuel may not be available at such a large discount or at any discount at all. In addition, operating new engines will require specially trained personnel, and such personnel may not be readily available. Higher fuel or personnel costs would adversely affect our profitability.

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

Future developments of alternative means of transportation in Paraguay or Brazil such as railways and pipelines may affect our results of operations due to the heavy reliance we have on cargo carried in and out of such countries. Various projects of investment in transportation infrastructure have been under observation and, if any of those were to materialize at any point in time, could impact our results of operations.

We may order building new vessels in the future in yards anywhere in the world and we may experience delays in delivery under those future newbuilding contracts, which could adversely affect our financial condition and results of operations.

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

On a consolidated basis, in the year ended December 31, 2014, our three largest customers were Petrobras, Cargill and Petropar. In aggregate terms, our three largest customers accounted for 48% of our total revenues. In each of our business segments, we derive a significant part of our revenues from a small number of customers. Additionally, some of these customers, including many of our most significant ones, operate vessels and or barges of their own. These customers may decide to cease or reduce the use of our services for any number of reasons, including employing their own vessels. The loss of any one or a number of our significant customers, whether to our competitors or otherwise, could adversely affect our cash flow, revenues and earnings.

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

In our Offshore Supply Business, where we have chartered twelve PSVs with Petrobras on long term-contracts, a portion of our charter contracts is denominated in U.S. dollars and another portion is denominated in Brazilian reales. Inasmuch as this portion in Brazilian real is intended to mitigate foreign currency exchange rate risks produced by our costs incurred in reales, it may not be enough to compensate us for significant fluctuations of the exchange rate. This could have a negative impact on our results of operations and financial position. The Brazilian real exchange rate against the U.S. dollar has seen a devaluation of 12% from the average exchange rate of the fourth quarter of 2014 as compared to the average exchange rate in the same period of 2013.

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

The Company's inability to attract and retain qualified personnel could have an adverse effect on its business.

Attracting and retaining skilled personnel across all of the Company's business segments is an important factor in its future success. The market for the personnel employed is highly competitive and the Company cannot be certain that it will be successful in attracting and retaining qualified personnel in the future.

Labor disruptions in the shipping or shipbuilding industry could adversely affect our business.

As of December 31, 2014, we employed 277 land-based employees, 218 shipyard workers and approximately 1,119 seafarers as crew on our vessels. Most of these seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to almost all companies who hire such individuals as crew.

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

Strikes or labour disruptions affecting some of our key suppliers could also have a significant impact on our operations, such as those affecting stevedores, port/pilotage unions, truck drivers, steel workers, etc.

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
Third party sales represented 4%, 16% and 10% of total revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

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

It should be noted that for the calendar years 2012, 2013 and 2014, our non-U.S. subsidiaries did not derive any U.S.-source shipping income. Therefore our non-U.S. subsidiaries should not be subject to any U.S. federal income tax for 2012, 2013 or 2014, regardless of their qualification for exemption under Section 883 of the Code.

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

Some of our vessels operating in Brazil and/or in Chile operate under contracts with one of our Chilean subsidiaries; changes in the tax treaties in Argentina or Brazil (or in their interpretation) may adversely affect our results of operations.

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

Sparrow Capital Investments Ltd. ("Sparrow") currently owns approximately 84.7% of our outstanding common stock which represents the same percentage of the voting common stock of the Company. Furthermore, our directors or officers who are affiliated with the Company or other individuals providing services under our management agreements may receive equity awards under the Company's 2006 Stock Incentive Plan. As of the date of this annual report, there were 3,443,497 shares of common stock available for issuance under our 2006 Stock Incentive Plan.

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

We have entered into a registration rights agreement dated as of December 12, 2012, with Sparrow, Sparrow CI Sub Ltd. ("Sparrow CI Sub"), Inversiones Los Avellanos S.A. ("Los Avellanos") and Hazels (Bahamas) Investments Inc. ("Hazels") pursuant to which these parties and their affiliates or transferees are entitled to cause us to register under the Securities Act for resale in the public market shares of our common stock that they own. All rights under the registration rights agreement of Los Avellanos and Hazels were transferred to Sparrow.

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

Our stock currently trades in the Nasdaq Stock Exchange which requires our stock price to remain above the $1.00 value. If we cannot comply with this requirement it may have an adverse effect on our earnings and cash flows.

If the closing bid price of our stock were to fall below $1.00 for 30 consecutive business days, the Nasdaq gives us 180 days to regain compliance. If at any time during the 180 days our stock price is at least $1.00 for 10 consecutive business days, then the matter will be closed. If not, the Company needs to take actions to get it back up to $1.00.

If we cannot get the price back up during the 180 days, we can ask Nasdaq for an extension, which can be granted.

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

On July 15, 2010, Solimar Holdings Ltd., or Solimar, sold all of its remaining shareholder interest in the Company to Hazels (Bahamas) Investments Inc., or Hazels. Accordingly Hazels acquired 2,977,690 additional ordinary shares in the Company, which entitled Hazels to hold seven votes for each additional share so acquired in that transaction.

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

On September 3, 2014, Sparrow purchased from Hazels, Los Avellanos and certain of their affiliates (such affiliates, together with Hazels and Los Avellanos, the "Hazels Group"), 25,326,821 shares of common stock of the Company at a price equivalent of $4.00 per share.  These shares represented all of the shares of the Company owned by the Hazels Group, which is affiliated with Messrs. Felipe and Ricardo Menendez, who were the Company's CEO and Executive Vice President, respectively, as well as directors of the Company at the time of the transaction.  The transaction increased Southern Cross' ownership in the Company from 67% to 85%. As a result of the transaction, the equity capital of the Company is now comprised of shares with equal voting rights of one vote per share (prior to the transaction, certain shares held by Hazels and Los Avellanos had seven votes per share). Simultaneously with the transaction, the existing employment agreements with Messrs. Felipe and Ricardo Menendez were terminated and replaced with short term agreements. Messrs. Felipe and Ricardo Menendez have since left the Company, and since November 2014, Mr. Damián Scokin is CEO of the Company.

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

•
Our River Business, with 687 barges (of which 24 are under lease) and 33 pushboats as of December 31, 2014, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 55% of world soybean production in 2014, as compared to 30% in 1995. We also own a barge building facility at Punta Alvear, which is the most modern of its kind in South America, and we own an inland tank barge, Parana Iron, which has been converted into an iron ore transfer and storage unit currently employed with a non-related third party.

•
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. As of December 31, 2014, our Offshore Supply Business fleet consisted of fourteen Platform Supply Vessels, or PSVs, of which twelve were chartered in Brazil and two in the North Sea. Our PSV UP Coral which entered into a six-year contract with Petrobras to operate as a Remotely Support Vessel ("RSV") is expected to commence operations during the second quarter of 2015 after its conversion.

•
Our Ocean Business, as of December 31, 2014, operates six ocean-going vessels that we employ in the South American coastal trade where we have preferential rights and customer relationships. The six vessels are comprised of four Product Tankers (one of which is under lease) and two container feeder vessels.  On December 30, 2014, we confirmed the bareboat charter of Mentor for 3 years, which has also been fixed on time charter to Petrobras. This vessel is expected to commence its service in May 2015, replacing one of our Product Tankers, Miranda I, which has been placed for sale.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to increase volume, efficiency and market share in a targeted manner. For example, we replaced engines on six of our river pushboats as part of our re-engining program, increasing the pushing capacity of some of them, with new engines that should allow us to operate using heavy fuel which has been historically less expensive than the types of fuel currently used. This initiative seeks to maximize the size of our convoys thus reducing costs per ton transported. We expect that the recently acquired PSVs and the conversion of one into an RSV will allow us to further capitalize on the attractive offshore petroleum services market. We have also expanded on our ocean fleet through acquisitions or bareboat charters of specific types of vessels, by having purchased a 2003-built container vessel, the Frisian Commander, renamed Asturiano, with a carrying capacity of 1,118 Twenty-foot Equivalent Units, or TEUS, as well as a 2002-built container vessel, the Sinar Bontang, renamed Argentino, with a carrying capacity of 1,050 TEUS which operate in a flag-restricted trade in the Argentine cabotage market. We expect to continue inspecting vessels to replace those that will require substitution in the near future in our business segments. Finally we are examining the possibility of building or converting ships to participate, within the same business segments that we presently operate, in sectors or sizes not covered by our present fleet. We believe that the versatility of our fleet and the diversity of industries that we serve reduce our reliance on any particular sector of the shipping industry and offer numerous growth opportunities.

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

We have a diverse customer base including large and well-known petroleum, agricultural and mining companies. Some of our significant customers in the last three years include affiliates of Bunge, Cargill, ESSO, MMX, Nexen Petroleum (UK) Ltd., Petrobras (the national oil company of Brazil), Petropar (the national oil company of Paraguay), Siderar, Trafigura and Vicentin.

 Our Lines of Business

Revenues	2014		2013		2012
Attributable to River Business	$175,110	48%	$246,798	60%	$163,279	52%
Attributable to Offshore Supply Business	119,581	33%	93,154	23%	76,661	25%
Attributable to Ocean Business	68,984	19%	71,265	17%	73,229	23%
Total	$363,675	100%	$411,217	100%	$313,169	100%

River Business. We have developed our River Business from a single river convoy comprising one pushboat and four barges in 1993 to the leading integrated river transportation company in the Hidrovia Region today. Our River Business, which we operate through our subsidiary UABL, had 687 barges with approximately 1.3 million dwt capacity and 33 pushboats as of December 31, 2014. Of those, 604 are dry barges that can transport agricultural and forestry products, iron ore and other cargoes and the other 83 are tank barges that can carry petroleum products, vegetable oils and other liquid cargoes. In addition we own an inland barge Parana Iron, which has been converted into an iron ore transfer and storage unit under employment with a non-related third party. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor in this river system. We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia Region. At over 2,200 miles in length, the Hidrovia Region is comparable in length to the Mississippi River in the United States and produces and exports a significant and growing amount of agricultural products. In addition to agricultural products, we expect companies in the Hidrovia Region to continue expanding and initiating the production of other goods, including forest products, iron ore and pig iron.

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

Offshore Supply Business. Our Offshore Supply Business, which we operate through UP Offshore, is focused on serving companies that are involved in the complex and logistically demanding activities of deepwater oil exploration and production. Our PSVs are designed to transport supplies, equipment, drill casings and pipes on deck, along with fuel, water, drilling fluids and bulk cement in under-deck tanks and a variety of other supplies to drilling rigs and offshore platforms. In 2003 we ordered the construction of six technologically advanced PSVs. We took delivery of two of these vessels in 2005, two in 2006, one in 2007 and the last one in August 2009. During 2007 we also placed orders to build an additional four PSVs in India and two in China. In December 2010, we took delivery of the first Chinese vessel, UP Turquoise, which commenced its 4-year time charter with Petrobras on March 12, 2011, and our second one, UP Jasper, commenced operations in the North Sea on September 29, 2011. On May 22, 2012, we took delivery of our first Indian PSV, UP Jade, which commenced operation with Petrobras on August 10, 2012. On January 30, 2013, we took delivery of our second Indian PSV, UP Amber, which commenced operation with Petrobras on August 1, 2013. Finally, on August 12, 2013, we took delivery of our third Indian PSV, UP Pearl, which commenced operation with Petrobras on November 25, 2013. The last Indian PSV was cancelled due to excessive delays in its construction. During the fourth quarter of 2013, we acquired three state-of-the-art 5,145 dwt sister PSVs, UP Agate, UP Coral and UP Opal. UP Agate is operating in the North Sea while our UP Coral is expected to be converted into an RSV before its entry into operation with Petrobras during the second quarter of 2015. In addition, our UP Opal has entered into its four-year time charter with Petrobras on January 25, 2015.

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

Ocean Business. In our Ocean Business, we operate six ocean-going vessels. Our four Product Tankers, one of which is on bareboat charter to us from a non- related third party, are currently employed in the South American cabotage trade of petroleum and petroleum products. Additionally, we own two container feeder vessels, the Asturiano and the Argentino.  On December 30, 2014, we confirmed the bareboat charter of Mentor for 3 years, which has also been fixed on time charter to Petrobras. This vessel is expected to commence its service in May 2015, replacing one of our Product Tankers, Miranda I, which has been placed for sale.

We have pursued the expansion of our ocean fleet by participating in the container feeder service through the acquisition of the Asturiano and Argentino. Both vessels serve the regional container transportation requirements between the Argentinean coastal ports south of Buenos Aires and those on the south of Uruguay and act primarily as feeders for mainline large container vessels.
Of our four Product Tankers (Miranda I, Alejandrina, Amadeo and Austral (under bareboat charter)) three are currently employed under time charters with major oil companies serving regional trades in Argentina and Brazil while we expect our Alejandrina to be back in operation by May 2015.

Ultrapetrol Fleet Summary (1)

River Fleet	Number of Vessels	Capacity	Description
Alianza G2 (2)	1	35,000 tons	Storage and Transshipment Station
Paraná Iron (Ex -Parana Petrol)	1	43,164 tons	Converted into an Iron Ore Transfer and Storage Unit
Pushboat Fleet (3)	33	122,359 BHP	Various Sizes and Horse Power
Tank Barges	83	200,596 m3	Liquid Cargo (Petroleum Products, Vegetable Oil)
Dry Barges	604	1,078,270 tons	Carry Dry Cargo (Soy, Iron Ore, other products)
Total	722	N/A

Offshore Supply Fleet	Year Built	Capacity (DWT)	Deck Area (m2)

In Operation
UP Esmeralda	2005	4,200	840
UP Safira	2005	4,200	840
UP Agua-Marinha	2006	4,200	840
UP Topazio	2006	4,200	840
UP Diamante	2007	4,200	840
UP Rubi	2009	4,200	840
UP Turquoise	2010	4,900	1,020
UP Jasper	2011	4,900	1,020
UP Jade	2012	4,200	840
UP Amber	2013	4,200	840
UP Pearl	2013	4,200	840
UP Agate	2013	5,145	1,000
UP Coral	2013	5,145	1,000
UP Opal	2013	5,145	1,000
Total		63,035	12,600

Ocean Fleet (4)	Year Built	Capacity (DWT/TEUs)	Description
Miranda I (5)	1995	6,575	Product / Chemical Tanker
Amadeo (5)	1996	39,530	Oil / Product Tanker
Alejandrina	2006	9,219	Product Tanker
Austral (6)	2006	11,299	Product / Chemical Tanker
Asturiano	2003	1,118 (7)	Container Feeder Vessel
Argentino	2002	1,050 (7)	Container Feeder Vessel
Total		66,623 (8)

(1) As of December 31, 2014.
(2) In lay-up condition – Out of operation.
(3) Does not include Alianza Rosario, an ocean-going tug currently not in operation.
(4) Does not include Argos I, an ocean-going tug currently not in operation.
(5) Our Miranda I and Amadeo were both converted to double hull in 2007.
(6) Bareboat chartered-in until December 1, 2016.
(7) Twenty Foot-Equivalent Units, or TEUs.
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

The future minimum revenues, before deduction for brokerage commissions, expected to be received on time charter agreements of eleven PSVs in our Offshore Supply Business chartered in Brazil with Petrobras, which terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2015	$113,381
2016	106,994
2017	66,015
2018	12,491
Total	$298,881

The future minimum revenues, before deduction for brokerage commissions of one of our handy size-small product tanker vessel (leased to us) in our Ocean Business chartered in South America, expected to be received on time charter agreements, which terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2015	$8,437
2016	7,720
Total	$16,157

On November 12, 2012, one of our subsidiaries in the River Business, entered into a transshipment services agreement to provide storage and transshipment services of cargo from river barges to ocean export vessels through our Parana Iron transfer and storage unit, for a three-year term renewable for another three years, at the customer's option. The future minimum revenues, before reduction for commissions, expected to be received were as follows: $13.2 million, $13.2 million and $2.6 million in 2015, 2016 and 2017, respectively. Conversion of the Parana Iron was completed in early March 2014 and the three years start counting as of May 2014.

In the fourth quarter of 2013 we entered into a 5-year agreement with Vale to time charter four river pushboats with 16 barges each (each "a convoy"). The four convoys were delivered in January 2014. The future minimum revenues, before deduction for commissions, expected to be received were $15.9 million in each of 2015, 2016, 2017 and 2018.

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

Offshore Supply Business

In our Offshore Supply Business, our main competitors in Brazil are the local offshore companies that own and operate modern PSVs. The largest of these companies are CBO, Wilson Sons and Bram Alfanave (Edison Chouest) who currently own a substantial number of modern PSVs and are in the process of building additional units. Also, some of the international offshore companies that own and operate PSVs, such as Tidewater and Maersk, have built Brazilian-flagged PSVs. In the North Sea market, where three of our PSVs operated during 2008 and 2009 and where our UP Jasper and UP Agate are operating today, we actively compete with other large, well established owners and operators such as Gulfmark Offshore, Bourbon and DOF Farstad.

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

  Dry Bulk Cargo

Soybeans. Argentina, Bolivia, Brazil, Paraguay and Uruguay produced in aggregate about 41.5 million tons, or mt, of soybeans in 1995 and an estimated 154.8 mt in 2014, an 19-year compound annual growth rate, or CAGR, of 7.2% from 1995. These countries account for an estimated 55% of world soybean production in 2014, up from only 30% in 1995.

Of the above-mentioned countries of the Hidrovia Region, the area harvested of soybeans has increased from approximately 18.9 Mha (million hectares, 1 hectare = 2.47 acres) in 1995 to an estimated 55.6 Mha in 2014, a 19-year CAGR of 5.8%. Further, with advances in technology, productivity of farmland has also improved.

The growth in soybean production has not occurred at the expense of other key cereal grains. Production of corn (maize) in Argentina, Bolivia, Brazil, Paraguay and Uruguay combined grew from 50.3 mt in 1995 to 108.0 mt in 2014, a 19-year CAGR of 4.1%. Production of wheat in these countries grew from 14.4 mt in 1995 to 18.4 mt in 2014, a 19-year CAGR of 1.3%.

Iron Ore. In the Corumba area in Brazil reached by the High Paraguay River, there are three large iron ore mines, two of which are owned by the Brazilian mining company Vale (following the 2009 acquisition of Rio Tinto's assets in the region) while the third one is owned by MMX Mineração & Metálicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by river barge, has grown from about 1.1 million mt, or mmt, since 2001 to 7.0 mmt in 2013, a 12-year CAGR of 16.7%. Estimated production for 2014 is 5.7 mmt (based on reported nine months 2014 production for Vale annualized on a pro rata basis and actual first nine months operation of MMX). Iron ore prices have decreased 47% on average from December 2012 to December 2014. Increases in iron ore prices during 2015 and 2016 should support continued growth in production of iron ore.

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

Deepwater service favors large modern vessels that can provide a full range of flexible services including dynamic positioning systems while providing economies of scale to installations distant from shore. Cabotage laws favor employment of Brazilian flag vessels. However, according to industry sources, many of the Brazilian flag PSVs and supply vessels are smaller and older than now required, with approximately 22% of the national fleet of at least 20 years of age. Temporary authority is granted for foreign vessels to operate only if no Brazilian flag vessels are available.

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

The Regional Tanker Market

Regional Oil Demand

Argentina's oil demand was estimated at about 758,000 barrels per day, or bpd, in 2013, up from about 494,000 bpd in 2001, resulting in a 10-year CAGR of 4.4%.

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

The Regional Patagonian Container Shipping Trades

Regional Container Shipping Demand

Coastal container shipping provides important north-south links between Buenos Aires and coastal ports in southern Argentina. Buenos Aires city and province have about 46% of Argentina's population and is the center of much economic activity. However, Argentine economic development programs encourage manufacturing in the southern Argentine region of Tierra del Fuego. Finished goods are transported north from the port of Ushuaia to Buenos Aires for distribution. Most of the cargo in this service initiates as containers transported by the major international lines containing components for manufacturing that are carried from China and other foreign ports of origin to Buenos Aires with transshipment to Ushuaia under feeder agreements with the major international lines. Cargo is also carried to and from other southern Argentine ports, such as Puerto Madryn, as demand requires.

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

MARPOL Annex II and the IBC code (see below) were revised and the revisions came into force as of January 1, 2007. This revision affected 33 cargoes which account for a large percentage of the world's chemical and vegetable oil trade. Many of these cargoes which could be carried in product tankers with NLS certificates are now required to be carried by chemical tankers.

In 2012, the MEPC adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS.  These amendments, entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments. As of January 1, 2016, amendments to Annex I, the IBC Code, will require that all chemical tankers must be fitted with approved stability instruments capable of verifying compliance with both intact and damage stability.

In 2013, the MEPC adopted by resolution amendments to the MARPOL Annex I Conditional Assessment Scheme, or CAS. The amendments, became effective on October 1, 2014, pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.

Additionally, as of January 1, 2016, MARPOL Annex IV (regarding sewage) , will prohibit discharge of sewage in Special Areas (the Baltic Sea area) unless fitted with type approved sewage treatment plant as per revised standards found in Resolution MEPC 227(64).

Additional future requirements include SOLAS II-2/16.2.2, pursuant to which oil tankers, chemical tankers and gas carriers, keel laid on or after January 1, 2016, with DWT greater or equal to 8000, will require to be fitted with a fixed inert gas system.

Under the 2011 Survey of Bulk Carriers and Oil Tankers ("ESP Code"), as of January 1, 2016, all bulk carriers and oil tankers greater than 300GRT, at relevant surveys, will be inspected for structural corrosion and condition of coating for corrosion protection.

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

Sulfur content standards are even stricter within certain ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. ECA designations subject ocean-going vessels within the designated area to stringent emissions controls, which might cause vessels to require segregated bunker tanks and cylinder oil tanks to use different fuels in coastal waters and open seas, which threatens to add an additional cost burden to ship owners. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Amendments to Regulation 13 of MARPOL Annex VI, effective September 1, 2015, provide that more stringent Ter III standards apply to engines for vessels keel laid after January 1, 2016 for ships operating in North American / US Caribbean ECAs. The same standard applies to all ECA areas for vessels keel laid on or after January 1, 2016.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships in part to address greenhouse gas emissions. It makes the Energy Efficiency Design Index (EEDI) apply to all new ships, and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

Effective September 1, 2015, amendments to MARPOL Annex VI will require that for cargo vessels greater than 400 GT, contract on or after September 1, 2015, the EEDI shall be calculated at the time of building.

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

ISM code amendment has replaced reg 6.2 with 6.2.1 and a new sub para 6.2.2. As of January 1, 2015, the amended code requires the company ensure the manning of ship shall also encompass all aspects of maintaining safe operations on board, referring to the Principles of minimum safe manning. This amendment will put greater responsibility on the company to maintain appropriate manning which could be higher than the minimum manning in the safe manning certificate. ISM code new para 12.2 requires as of January 1, 2015, requires the company to periodically verify that all those delegated ISM related tasks are acting in conformity with the company's responsibilities under the code. This new amendment will increase company responsibilities and auditing requirements.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

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

The IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. Many of the implementation dates originally written in the BWM Convention have already passed, so, on December 4, 2013, the IMO Assembly passed a resolution revising the dates of applicability of the requirements of the BWM Convention so that they are triggered by the entry into force date, and not the dates originally in the BWM Convention. This, in effect, made all vessels constructed before the entry into force date 'existing' vessels and delayed the date for installation of ballast water management systems on such vessels until the first renewal survey following entry into force. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The MEPC adopted revised guidelines on implementation of effluent standards and performance tests for sewage treatment plants installed on vessels after January 1, 2010, and is planning to further revise them at an upcoming session. The maximum discharge rate of untreated sewage beyond the 12 mile limit from land has also been revised.

Nairobi Wreck Removal Convention (NWRC) comes into force on April 14, 2015. Vessels greater than 300 GRT will be required to carry suitable insurance coverage and a Wreck Removal Convention certificate from a flag state.

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

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources;

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, flag, and the number of times the ship has been detained.  The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships which were adopted by MEPC in July 2011, entered into force. The European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting greenhouse gas emissions from marine vessels in 2015.  For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels.  The EU also committed to reduce its emissions by 20% under the Kyoto Protcol's second period, from 2013 to 2020.  If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018.  In December 2013, the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide from ships. In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In June 2011, the European Commission developed a strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

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

SOLAS V/19.2.10.6, requires all existing chemical tankers, gas carriers and oil tankers 3000GRT or greater, to be fitted with Electronic Chart Display and Information Systems (ECDIS). ECDIS was originally optional but the new amendment makes this mandatory.
SOLAS II-2/1.2.5 amendment requires all vessels carry self-contained breathing apparatuses for fire man's outfit, to be filled with low volume alarms. This requirement came into force on July 1, 2014 and has to be complied with by July 1, 2019.

A new SOLAS III/1.5 rule requires, at the latest by the first dry docking after July 1, 2014, that all vessels existing lifeboat on-load release mechanisms not currently complying with new paragraphs 4.4.7.6.4 to 4.4.7.6.6 (hook stability, locking devices and hydrostatic interlock) of the LSA code to be replaced with equipment complying with the amended Code. This requires all conventional life boats on load release mechanisms to be examined by specialist companies for compliance, and replacing hooks and associated mechanisms with new compliant designs.

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

Currently our oceangoing and offshore vessels are scheduled for intermediate surveys and special surveys as follows:

Intermediate survey		Special survey
Year	No. of vessels	Year	No. of vessels
2015	3	2015	4
2016	6	2016	5
2017	2	2017	4
2018	4	2018	5
2019	5	2019	2

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

Strike Insurance

Some of our vessels are covered for loss of time due to strikes (on board and in some cases on shore and on board). This insurance is taken with the Strike Club who also insures a portion of the loss of hire deductibles of some of our vessels in case of collision, striking a fixed or floating object, and grounding or stranding. There can be no assurance that we will be able to renew these policies at comparable rates or at all.

Protection and Indemnity Insurance

Protection and indemnity insurance covers our legal liability for our shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, fines and other penalties imposed by customs or other authorities, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, wreck removal and other risks. Coverage is limited for vessels to approximately $7.5 billion with the exception of i) oil pollution liability, which is limited to $1.0 billion per vessel per incident, ii) liability to passengers, which is limited to $2.0 billion and iii) liability to Passengers and Seaman, which is limited to $3.0 billion.

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

Ultrapetrol (Bahamas) Limited has ownership (both direct and indirect) in the following companies:

COMPANY NAME	INCORPORATION JURISDICTION	OWNERSHIP (1)
Ultrapetrol (Bahamas) Limited	Bahamas
Agencia Maritima Argenpar S.A.	Argentina	100.00%
Agriex Agenciamentos, Afretamentos e Apoio Maritimo Ltda.	Brazil	100.00%
Amber Shipping Inc.	Panama	100.00%
Arlene Investments Inc.	Panama	100.00%
Bayshore Shipping Inc.	Panama	100.00%
Brinkley Shipping Inc.	Panama	100.00%
Boise Trading Inc.	Panama	100.00%
Cedarino S.A.	Spain	100.00%
Compañía Paraguaya de Transporte Fluvial S.A.	Paraguay	100.00%
Corporación de Navegación Mundial S.A.	Chile	100.00%
Corydon International S.A.	Uruguay	100.00%
Dampierre Holdings Spain S.A.	Spain	100.00%
Danube Maritime Inc.	Panama	100.00%
Dingle Barges Inc.	Liberia	100.00%
Eastham Barges Inc.	Liberia	100.00%
Elysian Ship Management Inc.	Florida	100.00%
Elysian Ship Management Ltd.	Bahamas	100.00%
General Ventures Inc.	Liberia	100.00%
Glasgow Shipping Inc.	Panama	100.00%
Hallandale Commercial Corp.	Panama	100.00%
Hanford Shipping Inc.	Panama	100.00%
Havekost S.A.	Uruguay	100.00%
Ingatestone Holdings Inc.	Panama	100.00%
Jura Shipping Inc.	Panama	100.00%
Lewistown Commercial Corp.	Panama	100.00%
Leeward Shipping Inc.	Panama	100.00%
Linford Trading Inc.	Panama	100.00%
Lonehort S.A.	Uruguay	100.00%
Longmoor Holdings Inc.	Panama	100.00%
Marine Financial Investment Corp.	Panama	100.00%
Maritima SIPSA S.A.	Chile	49.00%
Massena Port S.A.	Uruguay	100.00%
Naviera del Sud S.A.	Argentina	100.00%
Obras Terminales y Servicios S.A.	Paraguay	50.00%
Oceanpar S.A.	Paraguay	100.00%
Packet Maritime Inc.	Panama	100.00%
Padow Shipping Inc.	Panama	100.00%
Palmdeal Shipping Inc.	Panama	100.00%
Parabal S.A.	Paraguay	100.00%
Parfina S.A.	Paraguay	100.00%

COMPANY NAME	INCORPORATION JURISDICTION	OWNERSHIP (1)
Powtec S.A.	Uruguay	100.00%
Princely International Finance Corp.	Panama	100.00%
Puerto del Sur S.A.	Paraguay	100.00%
Ravenscroft Holdings Inc.	Florida	100.00%
Ravenscroft Ship Management Inc.	Florida	100.00%
Ravenscroft Ship Management Ltd.	Bahamas	100.00%
Ravenscroft Ship Management Ltd.	UK	100.00%
Ravenscroft Shipping (Bahamas) S.A.	Bahamas	100.00%
Regal International Investments S.A.	Panama	100.00%
River Ventures LLC	Delaware	100.00%
Riverpar S.A.	Paraguay	100.00%
Riverview Commercial Corp.	Panama	100.00%
Sernova S.A.	Argentina	100.00%
Ship Management and Commercial Services Ltd.	Bahamas	100.00%
Ship Management Services Inc.	Florida	100.00%
Springwater Shipping Inc.	Panama	100.00%
Stanyan Shipping Inc.	Panama	100.00%
Thurston Shipping Inc.	Panama	100.00%
Topazio Shipping LLC	Delaware	100.00%
Tuebrook Holdings Inc.	Panama	100.00%
UABL Barges (Panama) Inc.	Panama	100.00%
UABL Limited	Bahamas	100.00%
UABL Paraguay S.A.	Paraguay	100.00%
UABL S.A.	Argentina	100.00%
UABL S.A.	Panama	100.00%
UABL Terminals (Paraguay) S.A.	Panama	100.00%
UABL Terminals Ltd.	Bahamas	100.00%
UABL Towing Services S.A.	Panama	100.00%
Ultrapetrol S.A.	Argentina	100.00%
UP (River) Ltd.	Bahamas	100.00%
UP Offshore (Bahamas) Ltd.	Bahamas	100.00%
UP Offshore (Panama) S.A.	Panama	100.00%
UP Offshore (UK) Ltd.	UK	100.00%
UP Offshore Apoio Maritimo Ltda.	Brazil	100.00%
UP Offshore Uruguay S.A.	Uruguay	100.00%
UP River (Holdings) Ltd.	Bahamas	100.00%
UP River Terminals (Panama) S.A.	Panama	100.00%
UPB (Panama) Inc.	Panama	100.00%
Woodrow Shipping Inc.	Panama	100.00%
Yataity S.A.	Paraguay	100.00%
Yvy Pora Fertilizantes S.A.	Paraguay	100.00%
Zubia Shipping Inc.	Panama	100.00%

(1)	Direct or indirect ownership by Ultrapetrol (Bahamas) Limited.

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

•
Our River Business, with 687 barges (of which 24 are under lease) and 33 pushboats as of December 31, 2014, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 55% of world soybean production in 2014, as compared to 30% in 1995. We also own a barge building facility at Punta Alvear, which is the most modern of its kind in South America, and we own an inland tank barge, Parana Iron, which has been converted into an iron ore transfer and storage unit currently employed with a non-related third party.

•
Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. As of December 31, 2014, our Offshore Supply Business fleet consisted of fourteen Platform Supply Vessels, or PSVs, of which twelve were chartered in Brazil and two in the North Sea. Our PSV UP Coral which entered into a six-year contract with Petrobras to operate as a Remotely Support Vessel ("RSV") is expected to commence operations during the second quarter of 2015 after its conversion.

•
Our Ocean Business, as of December 31, 2014, operates six ocean-going vessels that we employ in the South American coastal trade where we have preferential rights and customer relationships. The six vessels are comprised of four Product Tankers (one of which is under lease) and two container feeder vessels. On December 30, 2014, we confirmed the bareboat charter of Mentor for 3 years, which has also been fixed on time charter to Petrobras. This vessel is expected to commence its service in May 2015, replacing one of our Product Tankers, Miranda I, which has been placed for sale.

Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry.

Developments in 2014

On January 6 and 21, 2014, pursuant to the cancellation of the Shipbuilding Contract for Hull No. V-387 (UP Onyx), we received $6.0 million and $11.7 million, respectively, from the two banks which had issued refund guarantees to us in connection with such vessel. The amounts received refund us for the advances paid on UP Onyx and interest accrued at 7% per annum.
On February 17, 2014, we entered into a contract with a non-related third party to acquire the design, engineering and drawing of four low draft pushboats for which the parties shall retain intellectual property of the drawings. We may build additional pushboats with the same specifications for our own account and for sale to third parties subject to the payment of additional royalties per vessel.

On July 13, 2014, the Company appointed Rodrigo Lowndes to its board of directors following the resignation of Fernando Barros. Mr. Lowndes, a Brazilian national, is a partner with Southern Cross in the Sao Paulo office and has been with that firm since 2009.

On July 13, 2014, Sparrow Capital Investments Ltd. ("Sparrow"), a subsidiary of Southern Cross Latin America Private Equity Funds III and IV ("Southern Cross") and our major shareholder, entered into a share purchase agreement with Hazels (Bahamas) Investments Inc. ("Hazels") and Inversiones Los Avellanos S.A. ("Los Avellanos"), to purchase all of Hazels' and Los Avellanos' outstanding equity interests in the Company. The agreement also provides Hazels with the opportunity to offer to purchase the Company's Ocean Business for a price to be determined, subject to terms and conditions including the approval of the independent director of the Company.

On September 3, 2014, the share purchase transaction with respect to the sale of shares of the Company between the major shareholders of the Company was closed under terms previously announced on July 13, 2014. In the transaction, Sparrow purchased all of the Company's outstanding equity interests held by Hazels, Los Avellanos and certain entities affiliated with them ("SIPSA"), increasing Southern Cross' interest in the Company from 67% to 85%. Under the terms of the agreement, Sparrow acquired from Hazels, Los Avellanos, and certain entities affiliated with them, the rights to 25,326,821 shares of common stock of the Company ("Common Stock") at a price equivalent to $4.00 per share of Common Stock. With the completion of the transaction, the equity capital of the Company is now comprised exclusively of shares with equal voting rights of one vote per share. Simultaneously with Southern Cross' acquisition, the Company's Board of Directors selected Damián Scokin to become the Company's new Chief Executive Officer, starting November 2014.

On October 14, 2014, our UP Safira commenced operations under its recently renewed four-year charter at $30,000 per day.

On November 10, 2014, Mr. Damián Scokin joined Ultrapetrol as the Company's new Chief Executive Officer.

Recent Developments

On January 20, 2015, the counterparty to an arbitration initiated by one of our subsidiaries in January 2013 related to the non-performance of a barge construction contract has decided not to appeal the arbitration award issued on December 23, 2014, in favour of our subsidiary in which $1.9 million were awarded on account of damages plus interests and costs. Steps are now being taken to collect the sums due under the award. Accordingly, the gain has been deferred and will be taken into income when and to the extent the award is collected.

On January 25, 2015, our UP Opal commenced its recently awarded four-year charter at $31,000 per day with Petrobras.

On March 3, 2015, our UP Turquoise commenced its recently renewed four-year charter at $30,350 per day with Petrobras, which is the same rate as its previous charter.

On March 11, 2015, the ten-day period granted by the share purchase agreement for Hazels to deliver an offer to purchase the Company's Ocean Business at a price determined by the average value of two investment banking firms was closed. Upon such closing, the Ocean Business purchase option was terminated.

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

Finally, under our transshipment service agreement, we will recognize revenues per ton upon completion of loading of the oceangoing vessels.
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

Time charter revenues accounted for 49% of the total revenues derived from transportation services in 2014 and COA revenues accounted for 51%. With respect to COA revenues derived from transportation service in 2014, 96% were in respect of repetitive voyages for our regular customers and 4% were in respect of single voyages for occasional customers.

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

In our Offshore Supply Business, we currently have eleven of our PSVs operating under long-term charters with Petrobras in Brazil and three PSVs operating in the North Sea. One of the PSVs currently operating in the North Sea, UP Coral, is scheduled to be converted into an RSV before commencing its long-term charter with Petrobras during the second quarter of 2015.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during 2014.

 Expenses

Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel and marine insurance costs.

In addition to the vessel operating expenses, our other primary operating expenses in 2014 included general and administrative expenses related to ship management and administrative functions.

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

During 2014, 90% of our revenues were denominated in U.S. dollars. Also, for the year ended December 31, 2014, 6% of our revenues were denominated and collected in Brazilian reais and 4% were denominated and collected in British pounds. However, 39% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During 2014 significant amounts of our expenses were denominated in U.S. dollars and 37% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing during the month of each transaction.

 Foreign currency exchange gains (losses), net are included as a component of other expenses, net in our consolidated financial statements.

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

As of December 31, 2014, we had $55.4 million of LIBOR-based variable rate borrowings under our credit facilities with International Finance Corporation, or IFC, and The OPEC Fund for International Development, or OFID, subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum until June 2016.

As of December 31, 2014, the Company had $16.7 million of LIBOR-based variable rate borrowings under its credit facility with DVB, NIBC and ABN Amro subject to interest rate swaps, as economic hedges, to fix the interest rate of these borrowings between October 2012 and October 2016 at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, the Company had $16.8 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between March 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin. Finally, the Company had $18.0 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between October 2014 and October 2016 at a weighted average cost of debt of 1.22% per annum, excluding margin.

As of December 31, 2014, the Company had $6.9 million of LIBOR-based variable rate borrowings under its credit facility with DVB and Banco Security, subject to an interest rate swap, designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings at a weighted average interest rate of 3.39% per annum.

Additionally, as of December 31, 2014, the Company had variable rate debt (due 2015 through 2021) totaling $112.7 million. These debts call for the Company to pay interest based on LIBOR plus a 120-400 basis points margin range. Some of our existing financing agreements, within the terms and conditions contained in the relevant loan agreement, used a cost-of-funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2014, the weighted average interest rate on these borrowings was 2.9%, including margin.

A 1% increase in LIBOR or a 1% increase in the cost-of-funds used as base rate by some of our lenders would translate to a $1.1 million increase in our interest expense per year, which would adversely affect our earnings and financing cash flow.

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

Results of Operations

Year Ended December 31, 2014, Compared to Year Ended December 31, 2013.

The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars.

	Year Ended December 31,
	2014	2013	Percent Change
Revenues
Attributable to River Business	$175,110	$246,798	-29%
Attributable to Offshore Supply Business	119,581	93,154	28%
Attributable to Ocean Business	68,984	71,265	-3%
Total revenues	363,675	411,217	-12%

Voyage and manufacturing expenses
Attributable to River Business	(90,773)	(133,957)	-32%
Attributable to Offshore Supply Business	(6,879)	(4,984)	38%
Attributable to Ocean Business	(21,433)	(22,381)	-4%
Total voyage expenses	(119,085)	(161,322)	-26%

Running costs
Attributable to River Business	(61,445)	(57,851)	6%
Attributable to Offshore Supply Business	(52,318)	(40,513)	29%
Attributable to Ocean Business	(34,754)	(37,792)	-8%
Total running costs	(148,517)	(136,156)	9%

Amortization of drydocking and intangible assets	(7,537)	(3,582)	110%
Depreciation of vessels and equipment	(45,880)	(38,953)	18%
Loss on write-down of vessels	(10,511)	--	--
Administrative and commercial expenses	(47,081)	(41,730)	13%
Other operating income, net	1,597	5,692	-72%
Operating (loss) profit	(13,339)	35,166	--

Financial expense	(35,097)	(33,551)	5%
Financial loss on extinguishment of debt	--	(5,518)	--
Foreign currency exchange gains (losses), net	2,089	18,849	-89%
Investment in affiliates	(1,056)	(520)	103%
Other, net	192	92	109%
Total other expenses	(33,872)	(20,648)	64%
Loss (income) before income tax	$(47,211)	$14,518	--
Income tax (expenses) benefit	(5,065)	(6,597)	-23%
Net income attributable to noncontrolling interest	--	553	--
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(52,276)	7,368	--

Revenues. Total revenues from our River Business decreased 29% from $246.8 million in 2013 to $175.1 million in 2014. This $71.7 million decrease is mainly attributable to a $49.6 million decrease related to 48 barges constructed at our Punta Alvear yard sold in 2013 as compared to twelve in 2014, and to a $48.0 million decrease in revenues from river operations related to a 28% decrease in net tons transported in 2014 as compared to 2013; partially offset by a $16.1 million increase on account of the time charter of 100 of our barges and four pushboats to Vale and by a $9.8 million increase in revenues from the operation of our Parana Iron transfer and storage unit which started operations on May 13, 2014.

Total revenues from our Offshore Supply Business increased by 28% from $93.2 million in 2013 to $119.6 million in 2014. This $26.4 million increase is primarily attributable to a $16.7 million increase generated by our UP Amber and UP Pearl which commenced their charters with Petrobras on August 1, 2013, and November 25, 2013, respectively, by a $8.6 million increase generated by our UP Agate, UP Coral and UP Opal which commenced operations in the North Sea on April 11, April 25 and May 3, 2014, respectively, a $2.8 million joint increase in revenues of our UP Topazio, UP Diamante and UP Agua-Marinha mainly attributable to their contract renewals at higher rates; partially offset by a $1.5 million decrease in revenues from our UP Jasper related to lower spot rates in the North Sea.
Total revenues from our Ocean Business decreased $2.3 million, from $71.3 million in 2013 to $69.0 million in 2014. This decrease is mainly attributable to a $2.2 million decrease in revenues of our Alejandrina which has been laid up after ending its last employment in September 2014, to a combined $1.7 million decrease in revenues of our container feeder vessels Asturiano and Argentino mainly associated to lower operating days of our Asturiano; partially offset by a combined $1.7 million increase in revenues of our Product Tankers Amadeo which had a higher time charter rate and Miranda I which underwent her scheduled drydock during the third quarter of 2013.

Voyage and manufacturing expenses. In 2014, voyage and manufacturing expenses of our River Business were $90.8 million, as compared to $134.0 million for 2013, a decrease of $43.2 million, or 32%. Voyage expenses (excluding manufacturing expenses) decreased $8.0 million or 9%, from $88.3 million in 2013 to $80.3 million in 2014. This decrease is mainly attributable to lower fuel consumption of $13.1 million in 2014 as compared to 2013 mainly attributable to lower volumes carried and to the Vale time charter; partially offset by increases in voyage expenses (other than fuel) of $5.2 million (which includes increases in third party port pushboats hire, our terminals and the operation of our transshipment stations). Manufacturing expenses decreased by $35.2 million or 77%, from $45.7 million to $10.5 million in 2014. This decrease is mainly attributable to only twelve barges built and sold for third parties in our Punta Alvear yard in 2014, as compared with 58 barges in 2013.

In 2014, voyage expenses of our Offshore Supply Business were $6.9 million, as compared to $5.0 million in 2013. This increase of $1.9 million, or 38%, is primarily attributable to a $3.4 million increase related to the positioning costs of our UP Agate, UP Coral and UP Opal in 2014; partially offset by a $1.5 million combined decrease related to the positioning of our UP Amber and UP Pearl in 2013.

In 2014, voyage expenses of our Ocean Business were $21.4 million, as compared to $22.4 million for 2013, a decrease of $1.0 million, or 4%. This decrease is primarily attributable to our feeder container vessels on lower operating days of our Asturiano.

Running costs. In 2014, running costs of our River Business were $61.4 million, as compared to $57.8 million in 2013, an increase of $3.6 million, or 6%. This increase is mainly attributable to a $2.7 million increase resulting from the operation of our Parana Iron transfer and storage unit which started operations on May 13, 2014, and to a $0.9 million increase in other running costs.

In 2014, running costs of our Offshore Supply Business were $52.3 million, as compared to $40.5 million in 2013, an increase of $11.8 million, or 29%. This increase in running costs is primarily attributable a $7.4 million increase related to the acquisition of our UP Agate, UP Coral and UP Opal, to a $2.5 million increase related to our UP Amber and UP Pearl which were delivered from the yard on January 30, and August 12, 2013, respectively, and to a $1.8 million increase in maintenance costs of our PSV fleet.

In 2014, running costs of our Ocean Business were $34.8 million, as compared to $37.8 million in 2013, a decrease of $3.0 million, or 8%. This decrease resulted mainly from a decrease in crew costs on our ocean fleet related to the devaluation of the local currency in Argentina that occurred in the first quarter of 2014 which resulted in a combined $1.9 million decrease in running costs of our Product Tankers and to a joint decrease of $1.1 million in running costs of our vessels Asturiano and Argentino.

Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets in 2013 was $3.6 million, as compared to $7.5 million in 2014, an increase of $3.9 million, or 110%. This increase is primarily attributable to a $1.7 million increased level of amortization of drydocking of some of our pushboats and barges and to a $1.0 million increased level of amortization of drydocking of our Parana Iron transfer and storage unit, in our River Business; by a combined $0.9 million increased level of amortization of drydock of our PSV fleet, in our Offshore Supply Business; and by a $0.7 million increased level of amortization of drydock of our Asturiano in our Ocean Business; partially offset by a $0.4 million decreased level of amortization of drydock of our Product Tankers, in our Ocean Business.

Depreciation of vessels and equipment. Depreciation of vessels and equipment was $45.9 million in 2014 as compared to $39.0 million in 2013. This $6.9 million increase is mainly attributable to a $3.6 million increase related to the acquisition of our UP Agate, UP Coral and UP Opal in October 2013, to a $1.8 million increase related to our pushboats and barges, to a $0.9 million increase related to the delivery of our UP Amber and UP Pearl from the yard in India on January 30, 2013, and August 12, 2013, and to a $0.5 million increase in depreciation attributable to our Parana Iron.

Loss on write-down of vessels. The $10.5 million write-down amount for 2014 corresponds to a $5.6 million impairment charge of our Alejandrina and to a $4.9 million impairment charge of our Miranda I.

Administrative and commercial expenses. Administrative and commercial expenses were $47.1 million in 2014 as compared to $41.7 million in 2013, resulting in an increase of $5.4 million, or 13%. This variation is mainly associated to the former CEO and Executive Vice President's severance payments according to their employment and consulting agreements termination clauses for $5.7 million in 2014.

Other operating income, net. Other operating income decreased $4.1 million from $5.7 million in 2013 as compared to $1.6 million in 2014. This difference is mainly related to $2.6 million related to the cancellation of our UP Onyx in 2013, by a $1.4 million favourable arbitration settlement of our UP Topazio in 2013 and by a $1.2 million decrease in export benefits related to lower sales from our barge building activity; partially offset by a $0.5 million loss of hire compensation of our UP Opal during the second quarter of 2014 and by a $0.3 million loss of hire compensation of our Asturiano during the fourth quarter of 2014.
Operating (loss) profit. Operating loss for 2014 was $13.3 million (which includes an impairment charge of $10.5 million in our Ocean Business and a $5.7 million loss associated to the former CEO and Executive Vice President's severance payments according to their employment and consulting agreements termination clauses), which represents a decrease of $48.5 million from an operating profit of $35.2 million in 2013. This decrease is mainly attributable to a $40.6 million decrease in our River Business operating profit from $10.6 million in 2013 to an operating loss of $30.0 million in 2014 and by a $7.9 million increase in operating loss of our Ocean Business from $4.5 million in 2013 to an operating loss of $12.4 million in 2014, whereas the operating profit of our Offshore Supply Business remained unchanged at $29.1 million.

Financial expense. Financial expense increased $1.6 million to $35.1 million in 2014 as compared to $33.5 million in 2013. This variation is mostly explained by the refinancing of our $180.0 million Senior Notes due 2014 with our new $225.0 million Senior Notes due 2021 issued on June 10, 2013, and to disbursements on our DVB-NIBC and DVB-NIBC-ABN credit facilities.

Financial loss on extinguishment of debt. Financial loss on extinguishment of debt in 2013 is mainly attributable to the extinguishment of our 2014 Senior Notes on July 10, 2013, and our 2017 Convertible Notes on January 23, 2013.

Foreign currency exchange gains (losses), net. Foreign currency exchange gains for 2014 was $2.1 million as compared to $18.8 million in 2013. This $16.7 million variation is mainly attributable to lower foreign currency exchange gains in some of our subsidiaries and exchange differences affecting the settlement of some River Business operating expenses during 2014.

Income taxes (expenses) benefit. Income tax expense for 2014 was $5.1 million, compared to $6.6 million in 2013. This $1.5 million variation is mainly attributable to a $3.1 million decrease in the charge attributable to a lower pretax income in our Argentinean subsidiaries operating in the River and Ocean Businesses and to a one-time $1.2 million decrease in the valuation allowance for deferred income tax assets mainly related to the merger of two of our subsidiaries in Argentina; partially offset by a $2.8 million increase in the charge attributable to a higher pretax income in Brazil in our Offshore Supply Business.

Non-controlling interest. Non-controlling interest decreased $0.6 million down to zero in 2014 as compared to the same period of 2013. This decrease is attributable to the acquisition of the remaining 5.55% ownership in UP Offshore (Bahamas) Limited from Firmapar Corp. on July 5, 2013.

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

Voyage and manufacturing expenses. In 2013, voyage and manufacturing expenses of our River Business were $134.0 million, as compared to $94.7 million for 2012, an increase of $39.3 million, or 41%. This increase is mainly attributable to a $27.2 million increase related to the manufacturing expenses incurred in the construction of a higher number of barges sold to third parties in our Punta Alvear yard in 2013 and to a $12.8 million increase related to higher port expenses.

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

Depreciation of vessels and equipment . Depreciation of vessels and equipment remained unchanged at $38.9 million in 2013 as compared to 2012. Offsetting factors include the combined $1.3 million increase in the depreciation charge of our UP Jade, UP Amber and UP Pearl which were delivered to us on May 22, 2012, January 30, 2013, and August 12, 2013, respectively; partially offset by a $1.3 million reduction in the depreciation charge of our Product Tanker Amadeo following its write-off on December 31, 2012.

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

Financial expense. Financial expense decreased $2.3 million to $33.5 million in 2013 as compared to $35.8 million in 2012 mainly as a result of the repayment of our Convertible Notes due 2017 on January 23, 2013, partially offset by the refinancing of our $180.0 million Senior Notes due 2014 with our new $225.0 million Senior Notes due 2021 and by higher average debt balances in 2013 in our Offshore Supply Business.

Financial loss on extinguishment of debt. Loss on extinguishment of debt was $5.5 million in 2013 as compared to $0.9 million in 2012. This $4.6 million increase is mainly attributable to the extinguishment of our Senior Convertible Notes due 2017 on January 23, 2013, and the extinguishment of our Senior Notes due 2014 on July 10, 2013.

Foreign currency exchange gains (losses), net. Foreign currency exchange gains for 2013 was $18.8 million as compared to a $2.0 million loss in 2012. This $20.8 million variation is mainly attributable to cash foreign currency exchange gains in some of our subsidiaries and exchange differences affecting the settlement of some River Business operating expenses, partially offset by the negative effect of our exposure to the fluctuation in the value of local currencies against the U.S. dollar.

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

     B.           LIQUIDITY AND CAPITAL RESOURCES

Historically our principal source of funds has been equity provided by our shareholders, operating cash flow, secured and unsecured debt and certain forms of hybrid instruments, such as convertible notes. Our principal use of funds has been capital expenditures to establish, grow and maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments and interest payments on outstanding debt facilities.

Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the markets in which we operate deteriorate or worsen, or should we experience poor results in our operations, cash flow from operations may be reduced. The Company anticipates it will continue to generate positive cash flows from operations and that these cash flows will be adequate to meet the Company's requirements. Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.

At December 31, 2014, we had aggregate indebtedness of $465.1 million, consisting of $225.0 million aggregate principal amount of our 2021 Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. under a senior loan facility with DVB Bank AG, or DVB, of $5.1 million and $13.6 million under a loan facility with BNDES, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $34.3 million under two senior loan facilities with DVB and $27.5 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $51.5 million under a senior loan facility with DVB, NIBC and ABN Amro as co-lenders, indebtedness of our subsidiary Linford Trading Inc. of $28.9 million under a senior loan facility with DVB and NIBC, indebtedness of our subsidiary Stanyan Shipping Inc. of $4.7 million under a senior loan facility with Natixis, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $44.3 million in the aggregate under two senior loan facilities with IFC, indebtedness of our subsidiary UABL Paraguay S.A. of $11.1 million under a senior loan facility with OFID, and indebtedness of our subsidiaries UABL Paraguay S.A. and Riverpar S.A. of $19.1 million under a senior loan facility with IFC and OFID as co-lenders and accrued interest of $1.5 million. Please refer to "Description of Credit Facilities and Other Indebtedness" elsewhere herein.

At December 31, 2014, we had cash and cash equivalents on hand of $35.0 million plus $11.2 million in current restricted cash, making a total of $46.2 million. In addition, at December 31, 2014, we had available borrowing capacity under our revolving credit facility of $32.5 million and $6.4 million related with our financing of our PSVs UP Agate and UP Coral with DVB Bank America and NIBC. Please refer to "Description of Credit Facilities and Other Indebtedness" elsewhere herein.

Operating Activities

In the year ended December 31, 2014, cash flow provided by operations increased $15.4 million to $35.2 million as compared to $19.8 million in the same period of 2013. Net loss for the year ended December 31, 2014, was $(52.3) million as compared to a net income of $7.9 million in the same period of 2013, a decrease of $60.2 million. To determine cash from operations, net (loss) income is adjusted for the effect of certain non-cash items including depreciation and amortization, which are analyzed in detail as follows:

	For the year ended December 31,
(Stated in thousands of U.S. dollars)	2014	2013	2012
Net (loss) income	$(52,276)	$7,921	$(62,764)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of vessels and equipment	45,880	38,951	38,914
Amortization of dry docking	7,493	3,409	4,763
Debt issuance expense amortization	2,272	2,711	2,217
Financial loss on extinguishment of debt	--	5,518	940
Loss on write-down of vessels	10,511	--	16,000
Other adjustments	2,893	3,953	(418)
Net income adjusted for non-cash items	$16,773	$62,463	$(348)

Net (loss) income is also adjusted for changes in operating assets and liabilities and expenditure in drydock in order to determine net cash provided by operations:

The positive change in operating assets and liabilities of $28.6 million for the year ended December 31, 2014, resulted from an $19.0 million decrease in operating supplies and prepaid expenses, by a $9.8 million decrease in accounts receivables, by a $7.7 million increase in other liabilities and by a $0.6 million decrease in other assets; partially offset by an $8.5 million decrease in accounts payable and customer advances. In addition, cash flow from operating activities decreased by $4.0 million, $4.3 million and $1.8 million in 2014 due to expenditures in drydock for our River, Offshore Supply and Ocean businesses, respectively.

The negative change in operating assets and liabilities of $32.5 million for the year ended December 31, 2013, resulted from a $13.9 million increase in accounts receivable, a $7.4 million increase in operating supplies and prepaid expenses, by a $6.0 million decrease in accounts payable and by a $5.4 million decrease in other liabilities; partially offset by a $0.2 million decrease in other assets. In addition, cash flow from operating activities decreased $10.2 million due to expenditures in drydock in the year ended December 31, 2013.

The positive change in operating assets and liabilities of $2.4 million for the year ended December 31, 2012, resulted from an $18.5 million increase in accounts payable and customer advances, by a $3.1 million decrease in other assets and by a $1.1 million increase in other liabilities; partially offset by a $13.6 million increase in operating supplies and prepaid expenses and by a $6.8 million increase in account receivables. In addition, cash flow from operating activities decreased $6.0 million due to expenditures in drydock in the year ended December 31, 2012.

Investing Activities

During 2014, we disbursed $29.8 million in the construction of new barges for our own use at our Punta Alvear Yard, $13.0 million in the construction of new line and port pushboats, $5.2 million in a new midstream transshipment station for agricultural products, $1.5 million in the refurbishment of our Paraná Iron and $1.0 million in upgrade works and new constructions in our Punta Alvear yard, in our River Business; $4.4 million in the reconfiguration of our recently acquired PSVs UP Agate, UP Coral and UP Opal, in our Offshore Supply Business; and $1.4 million in the import duties and other costs associated to importing the Argentino into Argentina to register her in the Argentinean Ship Registry as an Argentinean-flagged vessel.

During 2014, we received $17.6 million pursuant to the cancellation of the Shipbuilding Contract for Hull No. V-387 (UP Onyx) in our Offshore Supply Business (shown as "proceeds from shipbuilding contract cancellation" in the audited condensed consolidated statement of cash flows for 2014).

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

Financing Activities

Net cash flow used in financing activities decreased $17.5 million from a cash use of $48.7 million in the year ended December 31, 2013, to a cash use of $31.2 million in the same period of 2014. This decrease cash used in 2014 is mainly attributable to the $180.0 million and $80.0 million prepayment of our 2014 Senior Notes and our 2017 Senior Convertible Notes, respectively, to $39.8 million additional cash used in early repayments of long term financial debt, to $10.3 million used in the purchase of the 5.55% ownership of UP Offshore (Bahamas) from Firmapar Corp., to $8.3 million used in the repayment of a short-term credit facility with DVB, to a $7.0 million used to fund restricted cash accounts under various of our loan agreements, to $3.9 million used by other financing activities; partially offset by a proceed of $216.7 million from the issuance of our 2021 Notes (after deducting issuance expenses), to a $94.0 million proceed from long-term financial debt in our Offshore Supply Business and to $1.2 million used in scheduled repayments of long-term financial debt.

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

We estimate that for 2015, we will invest between $13.0 million and $15.0 million in the construction of new barges and upgrade works in our Punta Alvear yard, $3.0 million in critical spare parts including engine spares for our river fleet, $1.2 million in our Parana Iron and $1.1 million in engine spares, in our River Business. In addition, we currently estimate that we will require approximately $6.4 million for the reconfiguration of our UP Coral, and $3.7 million in PSV spares, in our Offshore Supply Business. Finally, we expect to disburse an aggregate amount of $10.8 million in drydock expenses.

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

Revenues from our Parana Iron barge operations consist of an agreed flat fee per ton and cover the storage and transshipment services of iron ore cargo from river barges to ocean export vessels. Revenues are recognized upon completion of loading of the oceangoing vessels.

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

Impairment of long-lived assets

Long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel in the Ocean and Offshore Supply Business and as a fleet in the River Business and compares them to their carrying value. The cash flow period is based on the remaining lives of the vessels or the fleet, which range from 4 to 24 years. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for assets' maintenance and assets' operating expenses (including planned drydocking and special survey expenditures), and fleet utilization ranging from 70% to 90%. The residual value used in the impairment test is estimated in $420 (four hundred and twenty U.S. dollars) per light weight ton (LWT) in accordance with the Company's assets' depreciation policy.

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

For the year ended December 31, 2012, the Company recorded an impairment charge of $16.0 million to write down the carrying amount of its Product Tanker, Amadeo, to its estimated fair value as of that date as a result of the level of distress in the tanker market and its high operational costs.

 For the year ended December 31, 2014, the Company recorded an impairment charge of $5.6 million and $4.9 million to write down the carrying amount of its Product Tankers Alejandrina and Miranda I, respectively, to their estimated fair value as of that date as a result of the level of demand in the tanker market.
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

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with IFC through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75.0 million (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69% and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. As of December 31, 2014, and 2013 the aggregate fair value of the collar resulted in a liability of $0.8 million and $1.4 million, respectively. During 2014 and 2013 we incurred unrealized losses from the collar amounting to $0.6 million and $0.2 million, respectively, and we also incurred realized losses of $0.8 million and $0.8 million, respectively. Should LIBOR remain at levels below 1.69% which is our floor, we will continue to incur losses from this financial instrument.

We have two interest rate swaps maturing through 2018 with an aggregate notional amount of $6.9 million at December 31, 2014. We entered into these agreements to hedge our exposure to interest rate fluctuations with respect to our borrowings in our Offshore Supply Business. These agreements call for the Company to pay a fixed interest rate of 6.122% and 6.37%, respectively, and receive interest payments based on LIBOR. As of December 31, 2014, and 2013 the aggregate fair value of the swaps resulted in a liability of $0.4 million and $0.5 million, respectively. During 2014 and 2013 we incurred unrealized losses from the swaps amounting to $0.2 million and $0.1 million, respectively, and we also incurred realized losses of $0.1 million and $0.2 million, respectively.

As of December 31, 2014, the Company had $16.9 million of LIBOR-based variable rate borrowings under its credit facility with DVB, NIBC and ABN Amro subject to interest rate swaps, as economic hedges, to fix the interest rate of these borrowings between October 2012 and October 2016 at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, the Company had $16.8 million of LIBOR-based variable rate borrowings under such same facility subject to interest rates swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between March 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin. Finally, the Company had $18.0 million of LIBOR-based variable rate borrowings under such same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between October 2014 and October 2016 at a weighted average cost of debt of 1.22% per annum, excluding margin.

Additionally, as of December 31, 2014, the Company had variable rate debt (due 2015 through 2023) totaling $112.7 million. These debts call for the Company to pay interest based on LIBOR plus a 120-400 basis point margin range. Some of our existing financing agreements, within the terms and conditions contained in the relevant loan agreement, used a cost of funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2014, the weighted average interest rate on these borrowings was 2.9%, including margin.

A 1% increase in LIBOR or a 1% increase in the cost-of-funds used as base rate by some of our lenders would translate to a $1.1 million increase in our interest expense per year, which would adversely affect our earnings and cash flow.

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

 The average exchange rate of 2013 of the Argentine peso to the U.S. dollar devalued approximately 48% as compared to the average exchange rate of 2014. Similarly, the average exchange rate of 2013 of the Brazilian real to the U.S. dollar devalued approximately 9% as compared to the average exchange rate of 2014.

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

Interest on the 2021 Notes is payable semi-annually on June 15 and December 15 of each year. The 2021 Notes are senior obligations guaranteed by some of our subsidiaries directly involved in our Ocean and River Businesses. The 2021 Notes are secured by first preferred ship mortgages on 364 vessels, consisting of four ocean vessels, 345 barges and 15 pushboats, owned by certain of our subsidiaries.

The 2021 Notes are subject to certain covenants, including, among other things, limiting our and our subsidiaries' ability to incur additional indebtedness or issue preferred stock, pay dividends to shareholders, incur liens or execute sale leasebacks of certain principal assets and certain restrictions on our consolidating with or merging into any other person.

Upon the occurrence of a change of control event, each holder of the 2021 Notes shall have the right to require us to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. A change of control means:

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

The Company has also the option to redeem the 2021 Notes in whole or in part, at their option, at any time (i) before June 15, 2016, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after June 15, 2016, at a fixed price of 106.656%, which price declines ratably until it reaches par after June 15, 2019. At any time before June 15, 2016, the Company may redeem up to 35% of the aggregate principal amount of the 2021 Notes with the proceeds of one or more equity offerings at 108.875% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2021 Notes remains outstanding after such redemption.
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

The aggregate outstanding principal balance of the Notes was $225.0 million at December 31, 2014.

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

On March 26, 2015, we entered into a Guarantee Agreement with DVB which includes customary covenants and provisions including the requirement to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, such Guarantee Agreement requires the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

At December 31, 2014, the Company had no outstanding borrowings under the revolving credit facility and $32.5 million were available for drawdown.

Loan Agreement with DVB Bank SE (DVB SE) of up to $15.0 million:

On January 17, 2006, UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary of the Offshore Supply Business) as Borrower, Packet Maritime Inc. and Padow Shipping Inc. as Guarantors and UP Offshore as Holding Company entered into a $15.0 million loan agreement with DVB SE for the purposes of providing post-delivery financing of one PSV named UP Agua-Marinha delivered in February 2006.

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

The aggregate outstanding principal balance of the loan was $5.1 million at December 31, 2014.

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

On March 31, 2015, DVB waived compliance with the consolidated debt service coverage ratio as of December 31, 2014 and March 31, 2015, which required Ultrapetrol (Bahamas) Ltd., as Guarantor, to have a consolidated debt service coverage ratio of not less than 1.5 for the last four fiscal quarters prior to the relevant date of calculation. In addition, DVB amended such clauses to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, DVB amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

The aggregate outstanding principal balance of the loan was $25.3 million at December 31, 2014.

Loan Agreement with DVB Bank SE (DVB SE) of $25.0 million:

On October 31, 2007, UP Offshore (Bahamas) Ltd., as Borrower, entered into a $25.0 million loan agreement with DVB SE for the purpose of providing post-delivery financing of one Brazilian flag PSV named UP Diamante.

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

On March 26, 2015, DVB amended the loan agreement to include customary covenants and provisions and to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, DVB amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

The aggregate outstanding principal balance of the loan was $9.0 million at December 31, 2014.

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

On March 26, 2015, DVB waived compliance with the consolidated debt service coverage ratio as of December 31, 2014 and March 31, 2015, which required Ultrapetrol (Bahamas) Ltd., as Guarantor, to have a consolidated debt service coverage ratio of not less than 1.5 for the last four fiscal quarters prior to the relevant date of calculation. In addition, DVB amended such clauses to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, DVB amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

The aggregate outstanding principal balance of the loan was $13.6 million at December 31, 2014.

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

On March 26, 2015, lenders amended the loan agreement to include customary covenants and provisions and to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, lenders amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

The aggregate outstanding principal balance of the loan was $27.5 million at December 31, 2014.

Loan Agreement with DVB Bank, NIBC Bank and ABN Amro Bank of $84.0 million:

On January 18, 2013 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post-delivery term loan facility of up to $84.0 million with DVB Bank America, NIBC and ABN Amro (the "Lenders") with the purpose of refinancing the advances made for our PSVs named UP Jade, UP Amber, UP Pearl and UP Onyx of the DVB SE and Natixis and DVB SE and NIBC long-term facilities.

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

On March 26, 2015, lenders waived compliance with the consolidated debt service coverage ratio as of December 31, 2014 and March 31, 2015, which required Ultrapetrol (Bahamas) Ltd., as Guarantor, to have a consolidated debt service coverage ratio of not less than 1.5 for the last four fiscal quarters prior to the relevant date of calculation. In addition, lenders amended such clauses to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, lenders amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

The aggregate outstanding principal balance of the loan was $51.5 million at December 31, 2014.

Loan Agreement with DVB Bank SE and NIBC Bank of $38.4 million:

On December 20, 2013, Linford Trading Inc. as Borrower and Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Leeward Shipping Inc. and Jura Shipping Inc. (the last three our subsidiaries in the Offshore Supply Business), as joint and several Guarantors, entered into a senior secured term loan facility of up to $38.4 million with DVB SE and NIBC, as co-lenders, for the purpose of providing post-delivery financing of our UP Agate and UP Coral.

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

On December 30, 2013, we drew down $32.0 million corresponding to Tranche A of both our UP Agate and UP Coral.

On January 29, 2015, the Borrower, the Lenders and the Guarantors signed an amendment of the loan agreement. In connection with this amendment the availability period was extended through June 30, 2015 in respect of the second advance of each tranche of the financing of our PSVs UP Agate and UP Coral.

On March 26, 2015, lenders waived compliance with the consolidated debt service coverage ratio as of December 31, 2014 and March 31, 2015, which required Ultrapetrol (Bahamas) Ltd., as Guarantor, to have a consolidated debt service coverage ratio of not less than 1.5 for the last four fiscal quarters prior to the relevant date of calculation. In addition, lenders amended such clauses to require us to comply with a consolidated debt service coverage ratio of not less than 1.05 as of June 30, 2015, not less than 1.15 as of September 30, 2015, and not less than 1.30 at all times thereafter. In addition, lenders amended the average monthly balance of available cash requirement for the Guarantor to be not less than $20.0 million on a consolidated basis including (i) cash in demand deposit and time deposit accounts held in Ultrapetrol's name with a tenor of six months or less, and (ii) unused and available for drawing under revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

The aggregate outstanding principal balance of the loan was $28.8 million at December 31, 2014.

Loan Agreement with Natixis of $13.6 million:

On January 29, 2007, Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina) as Borrower and Ultrapetrol (Bahamas) Limited as Guarantor and Holding Company entered into a $13.6 million loan agreement with Natixis for the purpose of providing post-delivery financing of our product tanker Alejandrina.

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

The aggregate outstanding principal balance of the loan was $4.7 million at December 31, 2014.

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

On March 27, 2015, IFC waived compliance with the Historical Debt Service Coverage Ratio for the periods ending on December 31, 2014, March 31, 2015, and June 30, 2015. The waiver was granted conditional upon OFID's granting of a similar waiver on or before April 15, 2015, which condition was met on April 13, 2015.

The aggregate outstanding principal balance of the loan was $18.5 million at December 31, 2014.

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

On March 27, 2015, IFC waived compliance with the Historical Debt Service Coverage Ratio for the periods ending on December 31, 2014, March 31, 2015, and June 30, 2015. The waiver was granted conditional upon OFID's granting of a similar waiver on or before April 15, 2015, which condition was met on April 13, 2015.

The aggregate outstanding principal balance of the loan was $25.9 million at December 31, 2014.

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

The loan has a grace period of 4 years followed by 9 consecutive semi-annual installments of $0.65 million and 8 consecutive semi-annual installments of $1.14 million, which began in June 2012. The loan accrues interest at LIBOR plus a spread which is within a range between 1.875% and 3.250% beginning with 3.00% in December 2008 and which is adjusted every June on a yearly basis and which is inversely correlated with UABL's financial performance (i.e.: the margin increases after a bad year and vice-versa).

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

On April 13, 2015, OFID waived compliance with the Historical Debt Service Coverage Ratio for the periods ending on December 31, 2014, March 31, 2015, and June 30, 2015. The waiver was granted conditional upon IFC's granting of a similar waiver on or before April 15, 2015, which condition was met on March 27, 2015.

The aggregate outstanding principal balance of the loan was $11.1 million at December 31, 2014.
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

On March 27, 2015, IFC waived compliance with the Historical Debt Service Coverage Ratio for the periods ending on December 31, 2014, March 31, 2015, and June 30, 2015. The waiver was granted conditional upon OFID's granting of a similar waiver on or before April 15, 2015, which condition was met on April 13, 2015.

The aggregate outstanding principal balance of the loan was $11.5 million at December 31, 2014.

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

On April 13, 2015, OFID waived compliance with the Historical Debt Service Coverage Ratio for the periods ending on December 31, 2014, March 31, 2015, and June 30, 2015. The waiver was granted conditional upon IFC's granting of a similar waiver on or before April 15, 2015, which condition was met on March 27, 2015.

The aggregate outstanding principal balance of the loan was $7.6 million at December 31, 2014.

 C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable.

D.           TREND INFORMATION

We believe the following developments and initiatives will have a significant impact on the operations of our various businesses.

River Business

•
Punta Alvear barge building facility – We expect to continue to build both tank and dry barges for our own account, with special focus on tank barges which will need replacement in the forthcoming years as single hull vessels fade out. We believe this will significantly increase our future revenues and enhance our operation through economies of scale. In addition, we intend to continue to sell barges to third parties.

•
Additional pushboat capacity – We expect to build four new high powered shallow drafted pushboats to replace amortized equipment. We believe this will significantly enhance our operation through fuel savings, faster rotations and maintenance cost reduction.

Offshore Supply Business

•
UP Coral conversion into RSV – Our UP Coral, one of the three state of the art 5,145 dwt Chinese PSVs acquired, has secured a six-year charter with Petrobras as an RSV. We may seek for additional RSV employments in the future.

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

•	Product Tankers – We intend to charter-in additional vessels to replace existing tonnage.

E.            OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

F.            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following schedule summarizes our contractual obligations and commercial commitments as of December 31, 2014. The amounts below include both principal and interest payments.

		Payments due by period
	Total	Current (a)	Two to three years (b)	Four to five years (c)	After five years (d)
	(Dollars in thousands)
1. Long – term debt obligations (e)

- 8⅞% Senior Notes 2021 ($225.0 million) (f)	$225,000	$--	$--	$--	$225,000
- DVB Bank SE (up to $15.0 million)	5,050	900	4,150	--	--
- DVB Bank SE (up to $61.3 million)	25,350	4,300	21,050	--	--
- DVB Bank SE (up to $25.0 million)	9,000	2,000	7,000	--	--
- BNDES (up to $18.7 million)	13,598	1,110	2,220	2,220	8,048
- DVB / Security (up to $40 million)	27,500	3,333	6,667	17,500	--
- DVB / NIBC / ABN (up to $84.0 million)	51,495	7,039	44,456	--	--
- DVB / NIBC (up to $38.4 million)	28,800	3,200	6,400	6,400	12,800
- Natixis (up to $13.6 million)	4,730	1,584	3,146	--	--
- IFC UABL II Paraguay (up to $25.0 million)	18,478	2,174	6,793	7,609	1,902
- OFID (up to $15.0 million)	11,087	1,304	4,077	4,565	1,141
- IFC UABL II (up to $35.0 million)	25,868	3,044	9,510	10,652	2,662
- IFC UABL III Loan (up to $15.0 million)	11,471	1,765	3,530	3,529	2,647
- OFID UABL III Loan (up to $10.0 million)	7,647	1,176	2,353	2,353	1,765

Total long – term debt obligations	$465,074	$32,929	$121,352	$54,828	$255,965

Estimated interest on long-term debt obligations

- 8⅞% Senior Notes 2021 ($225.0 million)	129,798	19,969	39,938	39,938	29,953
- DVB Bank SE (up to $15.0 million)	$83	$68	$15	$--	$--
- DVB Bank SE (up to $61.3 million)	634	350	284	--	--
- DVB Bank SE (up to $25.0 million)	365	147	218	--	--
- BNDES (up to $18.7 million)	2,552	398	696	560	898
- DVB Bank SE First Demand Guarantee (up to $16.8 million)	2,442	230	442	459	1,311
- DVB / Security (up to $40 million)	3,482	1,075	1,742	665	--
- DVB / NIBC / ABN (up to $84.0 million)	6,178	2,531	3,647	--	--
- DVB / NIBC (up to $38.4 million)	5,078	1,191	1,970	1,415	502
- Natixis (up to $13.6 million)	110	60	50	--	--
- IFC UABL II Paraguay (up to $25.0 million)	2,488	739	1,161	549	39
- OFID (up to $15.0 million)	1,492	443	696	329	24
- IFC UABL II (up to $35.0 million)	3,483	1,035	1,625	768	55
- IFC UABL III Loan (up to $15.0 million)	1,618	444	676	391	107
- OFID UABL III Loan (up to $10.0 million)	1,079	296	451	261	71

Total estimated interest on long – term debt obligations	160,882	28,976	53,611	45,335	32,960

2. Operating lease obligations	$27,131	$5,584	$8,440	$5,632	$7,475

Total Contractual Obligations	$653,087	$67,489	$183,403	$105,795	$296,400

(a)	Represents the period from January 1, 2015 through December 31, 2015.
(b)	Represents the period from January 1, 2016 through December 31, 2017.
(c)	Represents the period from January 1, 2018 through December 31, 2019.
(d)	Represents the period after December 31, 2019.
(e)	Represents principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2014. Amounts do not include interest payments.
(f)	Excludes unamortized premium of $1.0 million.

The interest rate and term assumptions used in these calculations are contained in the following table:

Obligation	Principal at December 31, 2014	Interest Rate	Period From-To

- 8⅞% Senior Notes 2021 ($225.0 million)	$225,000	8.875%	01/01/2015 – 06/15/2021

- DVB Bank SE (up to $15.0 million)	5,050	1.46%	01/01/2015 – 12/14/2016

- DVB Bank SE (up to $61.3 million)	25,350	1.46%	01/01/2015 – 12/14/2016

- DVB Bank SE (up to $25.0 million)	9,000	1.76%	01/01/2015 – 10/31/2017

- BNDES	13,598	3.00%	01/01/2015 – 03/10/2027

- DVB Bank SE (First Demand Guarantee)	16,820	1.40%	07/02/2014 – 07/01/2015
- DVB Bank SE (First Demand Guarantee)	16,820	1.30%	07/02/2015 – 07/01/2016
- DVB Bank SE (First Demand Guarantee)	16,820	1.20%	07/02/2016 – 07/01/2017

- DVB-Security (up to $30.0 million)	20,625	3.26%	01/01/2015 – 12/31/2018
- DVB-Security (up to $10.0 million)	6,875	6.39%	01/01/2015 – 12/31/2018

- DVB / NIBC / ABN (up to $84.0 million)
- DVB (up to $7.0 million)	5,560	4.89%	01/01/2015 – 10/31/2016
- NIBC (up to $7.0 million)	5,560	4.90%	01/01/2015 – 10/31/2016
- ABN (up to $7.0 million)	5,560	4.895%	01/01/2015 – 10/31/2016
- DVB (up to $7.0 million)	5,611	4.155%	01/01/2015 – 09/26/2016
- NIBC (up to $7.0 million)	5,611	4.2575%	01/01/2015 – 09/26/2016
- ABN (up to $7.0 million)	5,611	4.205%	01/01/2015 – 09/26/2016
- DVB (up to $7.0 million)	5,994	4.22%	01/01/2015 – 10/11/2016
- NIBC (up to $7.0 million)	5,994	4.22%	01/01/2015 – 10/11/2016
- ABN (up to $7.0 million)	5,994	4.22%	01/01/2015 – 10/11/2016

- DVB / NIBC (up to $38.4 million)	28,800	4.26%	01/01/2015 – 12/30/2020

- Natixis (up to $13.6 million)	4,730	1.46%	01/01/2015 – 02/21/2017

- IFC UABL II (up to $35.0 million)	25,868	4.07%	01/01/2015 – 06/15/2020

- IFC UABL II Paraguay (up to $25.0 million)	18,478	4.07%	01/01/2015 – 06/15/2020

- OFID (up to $15.0 million)	11,087	4.07%	01/01/2015 – 06/15/2020

- IFC UABL III Loan (up to $15.0 million)	11,471	3.97%	01/01/2015 – 06/15/2021

- OFID UABL III Loan (up to $10.0 million)	$7,647	3.97%	01/01/2015 – 06/15/2021

Interest expense calculations begin on January 1, 2015, end on the respective maturity dates and are based on contractual terms with the exception of the IFC/OFID, DVB/Security and DVB/NIBC/ABN credit facilities. The Company, through its subsidiaries, has entered into an interest rate collar under its IFC/OFID facility and into two interest rate swap agreements related to borrowings and DVB/Security and DVB/NIBC/ABN credit facilities, respectively, whereby it has converted most of its variable rate borrowings into fixed rate borrowings. For purposes of this table, the Company has assumed the fixed rates of interest in calculating its obligations.

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

Name	Age	Position
Horacio Reyser	45	Chairman of the Board and Director
Damián Scokin	48	Chief Executive Officer
Cecilia Yad	48	Chief Financial Officer
Leonard J. Hoskinson	61	Secretary and Vice President, International Finance
Gonzalo Dulanto	42	Director
George Wood	69	Independent Director
Eduardo Ojea Quintana	59	Director
Rodrigo Lowndes	45	Director
Alberto G. Deyros	59	Chief Accountant

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

Damián Scokin. Mr. Scokin has been the Chief Executive Officer of Ultrapetrol (Bahamas) Ltd. since November 1, 2014. Previously, Mr. Scokin served as Chief Executive Officer of International Business Unit at LATAM Airlines Group S.A. Mr. Scokin joined LAN Airlines in 2005 as Chief Executive Officer of LAN Argentina, where he led the start-up and development of LAN's new subsidiary in Argentina. Prior to joining LAN, he developed an extensive career as a Management Consultant at McKinsey & Company, where he worked for 11 years. During his consulting experience Mr. Scokin worked in the United States, Great Britain, Chile, Brazil, Peru and Argentina in a variety of projects. Since 2000, Mr. Scokin was Partner of McKinsey & Company and in 2003 became its Location Manager of the Buenos Aires office, leading McKinsey's practice in Argentina. Mr. Scokin obtained his MBA from Harvard Business School in 1995, after graduating as Bachelor in Economics (1991) and Industrial Engineer (1992) at the University of Buenos Aires.

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

Leonard J. Hoskinson. Mr. Hoskinson was appointed Director of the Company in March 2000 and assumed the position of Secretary six months later. Mr. Hoskinson is Vice President, International Finance and has been employed by the Company and its subsidiaries for over 23 years. Prior to that, he had an international banking career specializing in ship finance spanning over 20 years and culminating as the Head of Shipping for Marine Midland Bank NA in New York (part of the HSBC banking group). He is also a Director of various companies of the group. In December 2012, as part of the transaction entered into with Southern Cross, Mr. Hoskinson resigned as director of Ultrapetrol. In addition, Mr. Hoskinson was the Chief Financial Officer of the Company from 2006 until April 29, 2013.

Gonzalo Dulanto. Mr. Dulanto joined Southern Cross in 2004, where he has participated in the acquisition, transformation and divestiture of several portfolio companies. While at Southern Cross, he also served as interim CEO of ANSM and interim COO of ESSBIO, two water utilities with operations in Chile. He was appointed Director of the Company in October 28, 2014.  Past board memberships include GasAtacama, Supermercados del Sur and SMU. Prior to joining Southern Cross, he was a consultant in McKinsey´s Santiago office working with companies in a wide range of industries with responsibility of executing strategic, organizational and operational projects to help clients improve their performance. Mr. Dulanto's experience also includes working for Enersis, the leading Chilean conglomerate in the Latin American electricity sector. He was responsible for a broad range of strategic and execution activities. Mr. Dulanto holds an Industrial Engineering degree from the Universidad Católica de Chile and an MBA from Harvard Business School.

George Wood. Mr. Wood has been a Director since October 2006. He has recently retired as managing director of Chancery Export Finance LLC (Chancery), a firm licensed by the Export Import Bank of the United States of America (ExIm Bank). Chancery provides ExIm Bank guaranteed financing for purchase of U.S. manufactured capital goods by overseas buyers. Prior to his designation as Managing Director of Chancery, Mr. Wood worked as Managing Director of Baltimore based Bengur Bryan & Co. (Bengur Bryan) providing investment-banking services to transportation related companies in the global maritime, U.S. trucking, motor coach and rail industries. Before his employment with Bengur Bryan in 2000, Mr. Wood was employed for 27 years in various managerial positions at the First National Bank of Maryland which included managing the International Banking Group as well as the bank's specialized lending divisions in leasing, rail, maritime and motor coach industries, encompassing a risk asset portfolio of $1.2 billion. Mr. Wood is a member of the board of Baltic Trading Inc. as well as part of the Audit Committee and Nominating and Governance Committee. Baltic Trading Inc. is a shipping company focused on the dry bulk industry spot market and is currently trading on the NYSE. Mr. Wood holds a B.S. in Economics and Finance from University of Pennsylvania and an MBA from University of North Carolina and became a CPA in 1980. Mr. Wood presently serves as member of the board of Wawa Inc., as well as part of the Finance Committee, Strategic Fuels Committee and Compensation Committee.  Wawa Inc. is a $10.0 billion revenue privately held convenience store chain operating in the Mid-Atlantic area and in Florida. Mr. Wood recently served in the boards of LASCO Shipping Co. and Infinity Rail LLC.

Rodrigo Lowndes. Mr. Lowndes is a Partner with Southern Cross and has been with the firm since 2009 where he is a member of the Investment Committee and serves as board member of SIN, Brinox and Solaris. Mr. Lowndes was appointed Director of the Company in July 2014. Prior to joining Southern Cross, he co-founded Emerging Capital, a Brazilian asset management company. Before then, Mr. Lowndes worked for Morgan Stanley in New York and Brazil where he was President and Head of Investment Banking of their operation in Brazil. Mr. Lowndes also worked at Banco Garantia and Companhia Vale do Rio Doce, a global diversified mining company based in Brazil. Mr. Lowndes holds a degree in Economics from the Federal University of Rio de Janeiro in Brazil.

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

B.           COMPENSATION

The aggregate annual net cost to us for the compensation paid to members of the board of directors and our executive officers was $10.1 million for the fiscal year ended December 31, 2014. This amount includes $5.7 million associated with the former CEO and Executive Vice President's severance payments according to their employment and consulting agreements termination clauses. Neither the Company nor any of its subsidiaries provides retirement benefits.

In September 2006, in connection with our IPO we granted stock options for 348,750 shares of common stock with an exercise price of $11 per share to certain members of Management, out of which 310,000 were cancelled and 38,750 remain outstanding. These options expire ten years after their issuance date. To date, none of these options had been exercised by their holders.

On September 3, 2014, the outstanding stock options granted to our former Chief Executive Officer and former Executive Vice President were exercised as part of the termination of their respective consulting agreements after the acquisition by Sparrow of all of the Company's outstanding equity interests held by Hazels, Los Avellanos and SIPSA. Upon such termination, 19,375 stock options remain outstanding, which have an average exercise price of $2.71 per share. To date, none of these options had been exercised.

On April 29, 2013, certain members of Management entered into new Consulting Agreements pursuant to which they were granted stock options for 814,433 shares of common stock with an exercise price of $2.40 per share. These options expire ten years after their issuance date. To date, none of these options have been exercised by their holders.

On November 10, 2014, certain members of Management entered into new Consulting Agreements pursuant to which they were granted stock options for 1,600,000 shares of common stock with an exercise price of $2.73 per share. These options expire ten years after their issuance date. To date, none of these options have been exercised by their holders.

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

Executive Committee

The Executive Committee is composed of at least three directors, the CEO and the CFO of the Company. It meets on a regular basis, and its function is to supervise and give guidelines to management with respect to the Company's operations; evaluate the strategic initiatives proposed by management, third parties or other members of the Board and formulate recommendations to the Board on their implementation, and act as a complement to management regarding potential acquisitions, dispositions, mergers, etc.; and act as an informal "sounding board" for management regarding any other operational matters management may consider appropriate and perform such other functions and duties as may be delegated to it by the Board.

The Committee may delegate to any one or more of its members authority to conclude any matter requiring the authority of the Committee.

Compensation Committee

The Compensation Committee is composed of Gonzalo Dulanto, Eduardo Ojea Quintana and George Wood. It meets at least once every calendar quarter, and its function is to:

(i)
Advise the Board with respect to the compensation of the CEO, the CFO and other senior executives (the "Senior Executives") that report directly to the CEO, designated as "executive officers" by the Board and the Chief Operating Officers, if any, of the Company's business units and evaluate annually the performance of the Company's Senior Executives.

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

D.           EMPLOYEES

As of December 31, 2014, we employed 1,614 persons, consisting of 495 land-based employees and 1,119 seafarers as crew on our vessels, of which 600 were in our River Business, 273 were in our Offshore Supply Business and 246 were in our Ocean Business. The number of seafarers increased 9% with respect to December 31, 2013, mainly as a result of the entry into operation of our UP Agate, UP Coral and UP Opal. Some of these employees were employed through various manning agents depending on their nationality as listed below:

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

 ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table sets forth information regarding the owners of more than five percent of our common stock as of March 30, 2015.

Name	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned	Voting Percentage
Sparrow Capital Investments Ltd. (1)	119,266,821	84.7%	84.7%
All directors and executive officers as a group (2)	82,449	0.1%	0.1%

(1)
Sparrow Capital Investments Ltd. ("Sparrow") may be deemed the beneficial owner of 119,266,821 shares of Common Stock which includes 25,326,821 shares acquired from Los Avellanos and Hazels pursuant to the Share Purchase Agreement dated July 13, 2014 (this includes the shares and exercised stock options owned by our former Chief Executive Officer and former Executive Vice President). With the completion of the transaction on September 3, 2014, the equity capital of the Company is now comprised exclusively of shares with equal voting rights of one vote per share.

(2)
Includes 48,920 shares of restricted stock issued to companies controlled by one of our executives and 33,529 shares of stock issued to one of our non-executive directors as part of their compensation for the services rendered to us as board members.

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

On July 13, 2014, Sparrow, a subsidiary of Southern Cross and our major shareholder, entered into a share purchase agreement with Hazels and Los Avellanos to purchase all of Hazels' and Los Avellanos' outstanding equity interests in the Company. The agreement also provides Hazels with the opportunity to offer to purchase the Company's Ocean Business for a price to be determined, subject to terms and conditions including the approval of the independent director of the Company.

On September 3, 2014, the share purchase transaction with respect to the sale of shares of the Company between the major shareholders of the Company was closed under terms previously announced on July 13, 2014. In the transaction, Sparrow purchased all of the Company's outstanding equity interests held by Hazels, Los Avellanos and certain entities affiliated with them ("SIPSA"), increasing Southern Cross' interest in the Company from 67% to 85%. Under the terms of the agreement, Sparrow acquired from Hazels, Los Avellanos, and certain entities affiliated with them, the rights to 25,326,821 shares of common stock of the Company ("Common Stock") at a price equivalent to $4.00 per share of Common Stock. With the completion of the transaction, the equity capital of the Company is now comprised exclusively of shares with equal voting rights of one vote per share.

B.           RELATED PARTY TRANSACTIONS

There are no revenues derived from transactions with related parties for each of the years ended December 31, 2014 2013 and 2012. As of December 31, 2014, 2013 and 2012, the balances of the accounts receivable from and payables to all related parties were approximately $4.2 million, $4.3 million and $3.9 million and $1.6 million, $1.4 million and $3.8 million, respectively.

Shipping Services Argentina S.A. (Formerly I. Shipping Services S.A.)

We and our subsidiaries also contract with related parties for various services. Pursuant to a commercial agreement and an agency agreement with us, Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) has agreed to perform the duties of commercial agent for our container feeder service and port agent for us in Argentina. Shipping Services Argentina S.A. is indirectly controlled by the Menendez family, which includes former President and Chief Executive Officer Felipe Menendez Ross and former Executive Vice President Ricardo Menendez Ross, who were affiliates of the Company until the end of 2014. For these services, we pay Shipping Services Argentina S.A. commissions and fees. For each of the years ended December 31, 2014, 2013 and 2012 the amounts paid and / or accrued for such services amounted to $0.3 million, $0.3 million and $0.2 million, respectively. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

Navalia S.A. (Formerly Navalia S.R.L.)

Pursuant to a commercial and an agency agreement with us, Navalia S.A., or Navalia, has agreed to perform the duties of commercial agent for our container feeder service and port agent for us in Ushuaia, Argentina. Navalia is directly controlled by the Menendez family, which includes former President and Chief Executive Officer Felipe Menendez Ross and former Executive Vice President Ricardo Menendez Ross, who were affiliates of the Company until the end of 2014. For these services, we pay Navalia commissions and fees. For the years ended December 31, 2014, 2013 and 2012 the amounts paid and / or accrued for such services amounted to $1.6 million, $1.7 million and $1.5 million, respectively. We believe that payments made under the above agreements reflect market rates for the services provided and are similar to what third parties pay for similar services.

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

For the years ended December 31, 2013 and 2012 the amounts paid and/or accrued for such services amounted to $0.5 million and $1.1 million, respectively.

Operations in OTS S.A.'s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party. For the years ended December 31, 2014, 2013 and 2012, UABL Paraguay paid to OTS S.A. $1.3 million, $1.9 million and $0.5 million, respectively, for this operation.

SIPSA S.A.

There were no intercompany activities between SIPSA S.A. and us for any of the years ended December 31, 2014, 2013 and 2012.

Registration Rights Agreement

On December 12, 2012, we entered into a registration rights agreement with Sparrow, Sparrow CI Sub, Los Avellanos and Hazels. Pursuant to the registration rights agreement we granted them, and certain of their transferees, the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act shares of our common stock held by Sparrow, Sparrow CI Sub, Los Avellanos or Hazels. On September 3, 2014, Sparrow Capital Investments Ltd., Sparrow CI Sub and the Company entered into the Amended and Restated Registration Rights Agreement (the "A&R Registration Rights Agreement"), which amended and restated the Registration Rights Agreement to remove Los Avellanos and Hazels as parties thereto. Any rights held by Los Avellanos or Hazels were transferred to Sparrow on September 3, 2014. Under the A&R Registration Rights Agreement, Sparrow and Sparrow CI Sub have the right to request that we register the sale of shares held by them on their behalf and require that we make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. We are required to pay all registration expenses in connection with the demand registrations under the registration rights agreement except that the holders' expenses reimbursement will be limited to one counsel. In addition, Sparrow and Sparrow CI Sub have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us, for which we have to pay all expenses.

Employment Agreements

 On April 29, 2013, we appointed Ms. Cecilia Yad as the Company's Chief Financial Officer, succeeding Leonard J. Hoskinson, who remained with the Company as Vice President, International Finance and Company Secretary. Concurrently, we entered into a new employment agreement for our current Chief Financial Officer as well as into a new consulting agreement for 3.5 years.

On September 3, 2014, the outstanding restricted stock and options granted to our former Chief Executive Officer, Felipe Menendez Ross, and former Executive Vice President, Ricardo Menendez Ross, were exercised as part of the termination of their respective employment and consultancy agreements after the acquisition by Sparrow of all of the Company's outstanding equity interests held by Hazels, Los Avellanos and SIPSA.

On November 10, 2014, we appointed Mr. Damian Scokin as the Company's Chief Executive Officer, succeeding our interim Chief Executive Officer Mr. Horacio Reyser. Concurrently, we entered into a new employment agreement for our current Chief Executive Officer as well as into a new consulting agreement for 3 years.
As of December 31, 2014, we had employment agreements with our Chief Executive Officer, Damian Scokin, Chief Financial Officer, Cecilia Yad, Company Secretary, Leonard J. Hoskinson, and our Chief Accountant, Alberto G. Deyros. In addition, we had consulting agreements with companies controlled by each of the above-mentioned officers for work they perform for us in various different jurisdictions.

Under these outstanding consulting agreements we granted these companies an aggregate of 2,433,808 stock options of which 284,394 have vested as of December 31, 2014.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8 – FINANCIAL INFORMATION

A.           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 for reference to financial information.

Legal Proceedings

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding concerning certain UABL entities referred to three matters in respect of certain operations of our River Business for the prior three-year period: (i) that UABL owed taxes to that authority in the amount of $2.2 million, (ii) a fine for non-payment of the taxes in the same amount, and (iii) that the tax base used by UABL entities to calculate the applicable withholding tax that UABL had used to calculate taxes paid in said period. The first two issues were disregarded by the Tax and Administrative Court on November 24, 2006. Nevertheless, the third issue continued. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009 ruling of the Tax and Administrative Court -which had decided we were not liable- and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $0.6 million non-withheld taxes, $0.7 million in fines and $1.3 million in accrued due interests. This matter was settled in a signed agreement with the Tax Authorities on October 14, 2010, and UABL paid the total amount of $1.3 million in full and final settlement of the claim and agreed to drop the appeal we had filed against to the Supreme Court. However, in parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the first two issues concerned in this litigation which had been terminated on November 24, 2006 to review certain formal aspects over which a decision of the Court is still pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court, which is currently on hold awaiting for the Court's resolution. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse effect on the Company.

UABL Paraguay S.A. – Paraguayan Customs Asuncion

These administrative proceedings were commenced on April 7, 2009, by the Paraguayan Customs in Asuncion against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007 and December 23, 2008, from YPF S.A. in Argentina, and between years 2003 and 2006. The total owed taxes according to Customs in Asuncion are up to the amount of Gs. 6.028.317.852 (approximately $1.37 million).Our local counsel is of the opinion that the competent Court will overturn the Custom´s ruling where said amount was determined, and that therefore there is only a remote possibility that these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with re-importation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges submitted to conversion in foreign yards. Customs imposed a fine of Gs. 2.791.514.822 (approximately $0.6 million) and judicial proceedings have been commenced where a final decision is still pending. Our local counsel has advised that, due to the conservative criteria of the courts in favor of the state, there are fifty percent chances that these proceedings will have a material adverse impact on the consolidated financial position or result of operations of the Company.

As of December 31, 2014 a loss contingency liability related with this matter of $0.6 million was recorded.

UABL Paraguay S.A. - Paraguayan Tax Authority

These are administrative proceedings commenced by the Paraguayan Tax Authorities on December 15, 2011against UABL Paraguay S.A. due to an alleged improper use of some fiscal credit. The aforementioned tax authorities suggested some rectifications to be made and also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3.0 million. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.
Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (hereinafter "UPSA") requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs that were not finally industrialized due to cancellations of the repairs that some shipping companies had ordered. The total weight of those steel plates was 473 tons and their import value was approximately $0.37 million. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $0.9 million, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $0.3 million. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we do not expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or result of operations of the Company.

UP Offshore Apoio Marítimo Ltda.- Rio de Janeiro State Treasury Office- UP Pearl Tax assessment

On May 9, 2014, the Rio de Janeiro State Treasury Office commenced administrative proceedings against UP Offshore Apoio Marítimo Ltda. alleging infringement of tax regulations due to lack of payment of ICMS tax related to the temporary import of the vessel "UP PEARL". The said authorities determined the corresponding assessment in the amount of R$ 768,096.34 (approximately $0.34 million), plus interest. A decision is now pending over the non-application of the tax to the vessel's import. Our local counsel has advised that there is a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.
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

B.           SIGNIFICANT CHANGES

None.

ITEM 9 – THE OFFER AND LISTING

A.	Information regarding the price history of the stock listed:

(a)	High and low market prices for the five most recent full financial years:

	Financial Year Ended December 31,
Per share prices	2010	2011	2012	2013	2014

High	$7.92	$6.67	$3.48	$3.98	$3.85

Low	$4.05	$2.12	$0.64	$1.65	$1.85

(b)           High and low market prices for each full financial quarter for the two most recent full financial years:

Per share prices	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014

High	$2.75	$3.05	$3.76	$3.98	$3.85	$3.39	$3.59	$3.30

Low	$1.65	$2.15	$2.22	$3.12	$2.93	$2.61	$2.85	$1.85

(c)            High and low market prices for each month, for the most recent six months:

Per share prices	October 2014	November 2014	December 2014	January 2015	February 2015	March 2015

High	$3.30	$3.08	$2.52	$2.20	$1.86	$1.69

Low	$2.88	$2.33	$1.85	$1.60	$1.60	$1.00

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

ITEM 10 – ADDITIONAL INFORMATION

A.           SHARE CAPITAL

Not Applicable.

B.           MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarizes certain provisions of the Company's Fourth Amended and Restated Memorandum of Association, to which we refer as the Memorandum, and Eighth Amended and Restated Articles of Association, to which we refer as the Articles. This summary is qualified in its entirety by reference to the International Business Companies Act, 2000 of The Bahamas and the Memorandum and Articles. Information on where investors can obtain copies of the Memorandum and Articles is described under the heading "Documents on Display" under this Item.

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

Subject always to the International Business Companies Act, 2000 of The Bahamas the Company shall not enter into:
(i)           any merger or consolidation involving the Company on the one hand and any member of the Company's management or Board of Directors or their respective affiliates, to each of which we refer as Interested Party, on the other hand;

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

Authorized Capital

In accordance with Articles 34 through 39 of the Eighth Amended and Restated Articles of Association of the Company, Ultrapetrol may, without the vote, consent or approval of shareholders, by resolution of the Board of Directors, increase or reduce its authorized capital, including the dividing or combining of shares or other actions.

Share Rights, Preferences, Restrictions

The unissued shares of the Company are at the disposal of the directors who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine, without the vote, consent or approval of shareholders. Dividends may be declared in conformity with applicable law and by resolution of the Board of Directors. Dividends may be declared and paid in cash, stock or other property of the Company.

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

If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by the proxy form or a copy thereof shall constitute a valid resolution of shareholders. At any meeting of shareholders of the Company, with respect to a matter for which a shareholder is entitled to vote, each such shareholder shall be entitled to one (1) vote for each share of Common Stock it holds. Each shareholder may exercise such voting right either in person or by proxy. A shareholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Company.

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

Our 5% Shareholders owned a majority of our common stock during the 2014 taxable year. As such, we will be subject to the 5% Override Rule unless we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Shareholders that are qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders.

We believe that we will be able to establish that a sufficient number of shares of our common stock are owned by qualified shareholders among our 5% Shareholders in order to qualify for the benefits of Section 883 for the 2014 taxable year. However, there can be no assurance that this will continue to be the case in the future or that we will be able to continue to satisfy the substantiation requirements in the future.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8. The Company does not take responsibility for backup withholding.

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

 PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2014). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2014, based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), or COSO. Based on its assessment, management, including the Company's chief executive and chief financial officer, determined that the Company's internal controls over financial reporting were effective as of December 31, 2014, based on the criteria in Internal Control—Integrated Framework (1992 framework) issued by COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Pistrelli, Henry Martin y Asociados S.R.L., members of Ernst & Young Global, the Company's independent registered public accounting firm, who audited the financial statements included in the Annual Report, has audited and reported on the effectiveness of the Company's internal controls over financial reporting as of December 31, 2014, as stated in their report which appears elsewhere in this Annual Report.

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

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. George Wood, the sole member of the audit committee, qualifies as an audit committee financial expert. Mr. Wood is independent, as that term is defined in the Nasdaq listing standards.

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

Aggregate fees for professional services rendered for the Company by Pistrelli, Henry Martin y Asociados S.R.L. and other member firms of Ernst & Young Global in 2014 and 2013 in each of the following categories were:

	Year ended December 31,
	2014	2013
	(in thousands of U.S. dollars)

Audit fees	1,147	1,375
Audit-related fees	--	--
Tax fees	263	179
All other fees	--	--

Total fees	1,410	1,554

Audit fees include fees associated with the annual audit of the Company and subsidiaries, statutory audits of subsidiaries required internationally, comfort letters and SEC filings in connection with our offerings of our debt securities.

Tax fees relate to tax compliance services for federal, state and local tax returns and international tax compliance and planning services.

Prior to our initial public offering, all audit, audit-related and non-audit services provided by our independent auditor were pre-approved by the board of directors. Since our initial public offering, all such services are pre-approved by our audit committee, which was formed at the time of our initial public offering.

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

ITEM 16H – MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17 – FINANCIAL STATEMENTS

Not Applicable.

ITEM 18 – FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-63, together with the reports of independent registered public accounting firm are filed as part of this annual report:

ITEM 18.1. Schedule I – Condensed Financial Information of Ultrapetrol (Bahamas) Limited (Parent Company only)

The Schedule I, beginning on page F-59, is filed as part of this report.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012 with Reports of Independent Registered Public Accounting Firm

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

• Consolidated Financial Statements

–	Consolidated Balance Sheets at December 31, 2014 and 2013	F-1

–	Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012	F-2

–	Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2014, 2013 and 2012	F-3

–	Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012	F-4

–	Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012	F-5

–	Notes to Consolidated Financial Statements	F-6

• Report of Independent Registered Public Accounting Firm

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2014 AND 2013
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2014	2013
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$34,982	$72,625
Restricted cash	11,246	12,132
Accounts receivable, net of allowance for doubtful accounts of $3,178 and $2,905 in 2014 and 2013, respectively	37,341	47,836
Operating supplies and inventories	4,030	17,168
Prepaid expenses	4,083	4,111
Other receivables	18,067	41,832
Total current assets	109,749	195,704
NONCURRENT ASSETS

Other receivables	28,084	28,640
Restricted cash	1,472	1,463
Vessels and equipment, net	717,405	715,431
Dry dock	13,551	10,979
Investments in and receivables from affiliates	3,906	4,436
Intangible assets	582	626
Goodwill	5,015	5,015
Other assets	13,266	14,954
Deferred income tax assets	4,031	2,763
Total noncurrent assets	787,312	784,307
Total assets	$897,061	$980,011

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$30,518	$28,923
Customer advances	3,090	12,710
Payable to related parties	1,636	1,351
Accrued interest	1,513	1,652
Current portion of long-term financial debt	32,929	32,253
Other current liabilities	22,827	14,499
Total current liabilities	92,513	91,388
NONCURRENT LIABILITIES

Long-term financial debt	433,105	466,144
Deferred income tax liabilities	12,170	12,248
Other liabilities	368	1,086
Deferred gains	3,183	3,584
Total noncurrent liabilities	448,826	483,062
Total liabilities	541,339	574,450

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 and 140,419,487 shares outstanding in 2014 and 2013, respectively.	1,446	1,443
Additional paid-in capital	490,469	488,522
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(115,384)	(63,108)
Accumulated other comprehensive loss	(1,321)	(1,808)
Total equity	355,722	405,561
Total liabilities and equity	$897,061	$980,011

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in thousands of U.S. dollars, except share and per share data)
	For the years ended December 31,
	2014	2013	2012
REVENUES

Transportation and services	$347,654	$345,642	$282,862
Manufacturing	16,021	65,575	30,307
	363,675	411,217	313,169

OPERATING EXPENSES (1)

Voyage expenses	(108,615)	(115,660)	(107,894)
Running costs	(148,517)	(136,156)	(128,059)
Manufacturing costs	(10,470)	(45,662)	(18,474)
Depreciation and amortization	(53,417)	(42,535)	(43,852)
Administrative and commercial expenses	(47,081)	(41,730)	(32,385)
Loss on write-down of vessels	(10,511)	-	(16,000)
Other operating income, net	1,597	5,692	8,376
	(377,014)	(376,051)	(338,288)
Operating (loss) profit	(13,339)	35,166	(25,119)

OTHER INCOME (EXPENSES)

Financial expense	(35,097)	(33,551)	(35,793)
Financial loss on extinguishment of debt	-	(5,518)	(940)
Foreign currency exchange gains (losses), net	2,089	18,849	(2,051)
Investments in affiliates	(1,056)	(520)	(1,175)
Other, net	192	92	(655)
Total other income (expenses), net	(33,872)	(20,648)	(40,614)
(Loss) Income before income tax	(47,211)	14,518	(65,733)

Income tax (expense) benefit	(5,065)	(6,597)	2,969
Net (loss) income	(52,276)	7,921	(62,764)

Net income attributable to noncontrolling interest	-	553	893
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(52,276)	$7,368	$(63,657)

(LOSS) INCOME PER SHARE ATTRIBUTABLE TO ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED	$(0.37)	$0.05	$(1.80)

Basic weighted average number of shares	140,292,249	140,090,112	35,382,913
Diluted weighted average number of shares	140,292,249	140,326,764	35,382,913

(1)	Operating expenses included $1,917, $2,509 and $2,753 in 2014, 2013 and 2012, respectively, from related parties.

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2014	2013	2012

Net (loss) income	$(52,276)	$7,921	$(62,764)

Other comprehensive income (loss):

Reclassification of net derivative losses to other income (expense), net	-	216	-
Reclassification of net foreign currency derivative gains to depreciation and amortization	(9)	(9)	(8)
Reclassification of net derivative losses on cash flow hedges to financial expense	993	1,060	889
Derivative (losses) gains on cash flow hedges	(497)	(451)	(1,441)
	487	816	(560)

Comprehensive (loss) income, net of income tax effect of $0	(51,789)	8,737	(63,324)
Comprehensive income attributable to noncontrolling interest	-	587	874
Comprehensive (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(51,789)	$8,150	$(64,198)

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in thousands of U.S. dollars, except share data)

	Ultrapetrol (Bahamas) Limited stockholders' equity
Balance	Shares Amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total equity

December 31, 2011	30,011,628	$339	$272,302	$(19,488)	$(6,819)	$(2,037)	$5,874	$250,171

Issuance of common stock	110,000,000	1,100	218,022	-	-	-	-	219,122
Compensation related to stock awards granted	407,859	4	526	-	-	-	-	530

Net (loss) income	-	-	-	-	(63,657)	-	893	(62,764)
Other comprehensive loss	-	-	-	-	-	(541)	(19)	(560)
December 31, 2012	140,419,487	1,443	490,850	(19,488)	(70,476)	(2,578)	6,748	406,499

Compensation related to stock awards granted	-	-	575	-	-	-	-	575
Purchase of subsidiary shares from noncontrolling interests	-	-	(2,903)	-	-	(12)	(7,335)	(10,250)

Net (loss) income	-	-	-	-	7,368	-	553	7,921
Other comprehensive income	-	-	-	-	-	782	34	816
December 31, 2013	140,419,487	1,443	488,522	(19,488)	(63,108)	(1,808)	-	405,561

Issuance of common stock for stock option exercise	310,000	3	874	-	-	-	-	877
Compensation related to stock awards granted	-	-	1,073	-	-	-	-	1,073

Net (loss) income	-	-	-	-	(52,276)	-	-	(52,276)
Other comprehensive income	-	-	-	-	-	487	-	487
December 31, 2014	140,729,487	$1,446	$490,469	$(19,488)	$(115,384)	$(1,321)	$-	$355,722

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012
(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(52,276)	$7,921	$(62,764)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation of vessels and equipment	45,880	38,951	38,914
Amortization of dry docking	7,493	3,409	4,763
Expenditure for dry docking	(10,107)	(10,150)	(5,978)
Loss on derivatives, net	-	216	-
Debt issuance expense amortization	2,272	2,711	2,217
Financial loss on extinguishment of debt	-	5,518	940
Amortization of intangible assets	44	175	175
(Gain) on sale of vessels	-	-	(3,564)
Net losses from investments in affiliates	1,056	520	1,175
Allowance for doubtful accounts	720	2,467	1,266
Loss on write-down of vessels	10,511	-	16,000
Share - based compensation	1,073	575	530
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	9,775	(13,906)	(6,760)
Other receivables, operating supplies and inventories and prepaid expenses	19,045	(7,421)	(13,599)
Other	588	188	3,109
Increase (decrease) in liabilities:
Accounts payable and customer advances	(8,497)	(5,964)	18,515
Other payables	7,677	(5,363)	1,126
Net cash provided by (used in) operating activities	35,254	19,847	(3,935)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 and $10,904 in 2012 for barges built, sold and leased-back)	(59,234)	(130,136)	(50,920)
Proceeds from disposals of vessels, net ($9,410 in 2013 and $13,020 in 2012 for barges sold and leased-back)	-	9,410	16,870
Proceeds from shipbuilding contract cancelation	17,589	-	-
Other investing activities, net	-	-	1,537
Net cash (used in) investing activities	(41,645)	(120,726)	(32,513)
CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(32,253)	(31,075)	(20,930)
Early repayment of long-term financial debt	-	(39,825)	(23,911)
Prepayment of 2017 Senior Convertible Notes	-	(80,000)	-
Prepayment of 2014 Senior Notes	-	(180,000)	-
Short-term credit facility borrowings	-	-	8,275
Short-term credit facility repayments	-	(8,275)	-
Proceeds from issuance of 2021 Senior Notes, net of issuance costs	-	216,654	-
Proceeds from issuance of common stock, net of expenses	-	-	219,122
Proceeds from long-term financial debt	-	93,950	41,125
Purchase of subsidiary shares from noncontrolling interest	-	(10,250)	-
(Increase) decrease in restricted cash	877	(6,163)	870
Other financing activities, net	124	(3,727)	16
Net cash (used in) provided by financing activities	(31,252)	(48,711)	224,567
Net (decrease) increase in cash and cash equivalents	(37,643)	(149,590)	188,119
Cash and cash equivalents at the beginning of year	72,625	222,215	34,096
Cash and cash equivalents at the end of year	$34,982	$72,625	$222,215

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

Sparrow Cl Sub Ltd. issued on December 12, 2012 to Hazels a warrant, which granted Hazels the right, exercisable upon the occurrence of certain conditions, to acquire all of the economic interest in Sparrow Cl Sub Ltd. On February 18, 2014, Hazels exercised the warrant and obtained 100 Class B shares of Sparrow Cl Sub Ltd., representing all the economic interest (but none of the voting interests) of Sparrow CI Sub Ltd. Sparrow holds all the voting interests in Sparrow CI Sub Ltd.

At June 30, 2014, our shareholders Sparrow, Sparrow CI Sub Ltd., Los Avellanos and Hazels hold 93,940,000, 16,060,000, 4,735,517 and 3,128,568 shares, respectively, which represented 66.9%, 11.4%, 3.4% and 2.2% of the outstanding shares, respectively. 7,713,366 of the total shares hold by our Original Shareholders (Los Avellanos and Hazels) were entitled to seven votes per share.  The special voting rights of the Original Shareholders were not transferable, unless transferred to another Original Shareholder.  Pursuant to a shareholder agreement signed, Los Avellanos and Hazels have been agreed to vote their shares of common stock in the same manner as Sparrow, except for any matter that requires, but does not obtain, the approval of six directors of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Los Avellanos and Hazels are controlled by members of the Menendez family, including Felipe Menendez Ross, our former president, former chief executive officer and former director, and Ricardo Menendez Ross, our former executive vice president and former director.  As such, they had the ability to exert influence over the operations of the Company.

On July 13, 2014 the major shareholders of the Company entered into a share purchase agreement with respect to the sale of shares of Ultrapetrol. Under the agreement, Sparrow acquired from Los Avellanos and Hazels an aggregate of 7,864,085 shares of common stock of the Company, 100 Class B shares of Sparrow CI Sub Ltd (which comprises all of the outstanding shares of stock of Sparrow CI Sub Ltd, which in turn owns 16,060,000 shares of common stock of the Company), 701,368 shares of common stock of the Company from a company controlled by our former chief executive officer and 701,368 shares of common stock of the Company from a company controlled by our former executive vice president.  The transaction was closed on September 3, 2014 and the purchase price was $4.00 per share of common stock.

In connection with the share purchase agreement, on September 3, 2014, the Company terminated without cause its employment agreements with Felipe Menendez Ross (our former chief executive officer) and Ricardo Menendez Ross (our former executive vice president) and the consulting agreements with companies controlled by them.

On the same date, the shareholder agreement signed between Sparrow, Los Avellanos and Hazels was terminated and is no longer of any further force and effect.

Finally, the Company entered into an amended and restated registration rights agreement, which amended and restated the registration rights agreement signed on December 12, 2012 between Sparrow, Sparrow CI Sub Ltd., Los Avellanos and Hazels to remove the latter two as parties thereto.

Under the share purchase agreement, Hazels had the right to submit an offer to purchase from the Company its Ocean Business at a price to be determined and subject to certain terms and conditions, including the approval of the independent director of the Company.

On March 11, 2015, the ten-day period granted by the share purchase agreement for Hazels to deliver an offer to purchase the Company's Ocean Business at a price determined by the average value of two investment banking firms was closed.  Upon such closing, the Ocean Business purchase option was terminated.

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

Revenues from our Parana Iron barge operations consist of an agreed flat fee per ton and cover the storage and transshipment services of iron ore cargo from river barges to ocean export vessels. Revenues are recognized upon completion of loading of the oceangoing vessels.

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

During the years ended December 31, 2014 and 2013, the Company performed through its subsidiaries several transactions at different exchanges rates between Argentinean Peso (ARS) and U.S. dollars (USD). Pursuant to ASC Topic 830, these transactions were measured at the particular applicable exchange rate at which they were settled resulting in foreign currency exchange gains amounting to $3,880 and $25,360, respectively, which were included in "Foreign currency exchange gains (losses), net" in the accompanying consolidated statements of operations.

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

Certain of the Company's loan agreements require the Company to fund: (a) a loan retention account equivalent to the next loan installment (depending on the frequency of the repayment elected by the Company, i.e. quarterly or semi-annually) plus interest which is used to fund the loan installments coming due, (b) a drydocking account which is restricted for use and can only be used for the purpose of paying for drydocking or special survey expenses and (c) cash deposits required as collateral with certain banks under the Company's borrowing arrangements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Accounts receivable from one customer of Ultrapetrol River, Ocean and Offshore Supply Business accounted for 42% and 35% of total consolidated accounts receivable as of December 31, 2014 and 2013, respectively.

Accounts receivable from one customer of Ultrapetrol River Business accounted for 11% of total consolidated accounts receivable as of December 31, 2013.

Changes in the allowance for doubtful accounts for the years ended December 31, were as follow:

	For the years ended December 31,
	2014	2013	2012

Balance at January 1	$2,905	$1,916	$841
Provision	720	2,467	1,559
Recovery	-	-	(293)
Amounts written off (1)	(447)	(1,478)	(191)
Balance at December 31	$3,178	$2,905	$1,916

(1)  Accounts charged to the allowance when collection efforts cease.

h)	Concentrations of credit risk

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

The absence of a government-approved market mechanism to convert local currency to U.S. dollars in Argentina may restrict the Company's ability to make payments abroad.  As of December 31, 2014, cash held by our Argentine subsidiaries accounted for 10% of our consolidated cash and cash equivalents.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

i)	Insurance claims receivable

Insurance claims receivable comprise claims submitted relating to hull and machinery (H&M), protection and indemnity (P&I), loss of hire (LOH) and strike insurance coverage. They are recorded when the recovery of an insurance claim is probable. Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident. The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which the Company is either a client or a member. Insurance claims receivable, included in other receivables in the accompanying consolidated balance sheets, amounts to $5,233 and $6,692 at December 31, 2014 and 2013, respectively.

j)	Operating supplies and inventories

Operating supplies and inventories are carried at the lower of cost or market and consist of the following:
	At December 31,
	2014	2013

River barges in progress and raw material related to barge production for sale to third parties	$-	$12,416
Fuel and supplies	4,030	4,752
	$4,030	$17,168

k)	Vessels and equipment, net

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Long-lived assets are  reviewed for impairment,  whenever events or  changes in  circumstances indicate that the carrying amount may not be recoverable.  If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows or appraisals, as appropriate. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. To the extent impairment indicators are present, the Company determines undiscounted projected net operating cash flows for each vessel in the Ocean and Offshore Supply Business and as a fleet in the River Business and compares them to their carrying value. The cash flow period is based on the remaining lives of the vessels or the fleet.  The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. The Company estimates the daily time charter equivalent for the unfixed days based on the historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for assets' maintenance and assets' operating expenses (including planned drydocking and special survey expenditures), and fleet utilization ranging from 70% to 90%. The salvage value used in the impairment test is estimated at $420 (four hundred and twenty U.S. dollars) per lightweight ton (LWT) in accordance with the Company's assets' depreciation policy. Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

During the year ended December 31, 2014, the Company recorded an impairment charge in its Ocean Business of $4,925 and $5,586, respectively to write down the carrying amount of its product tankers Miranda I and Alejandrina to their estimated fair value. The write down was a consequence of the level of demand in the tanker market.

During the year ended December 31, 2012, the Company recorded an impairment charge in its Ocean Business totaling $16,000 to write down the carrying amount of its product tanker M/V Amadeo to its estimated fair value. The write down was a consequence of the level of distress in the tanker market and its high operational costs.

l)	Dry dock costs

The Company's vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations. Costs incurred to drydock a vessel/ pushboat are deferred and amortized using the straight-line method over the period to the next drydock, generally 24 to 36 months.  Drydocking costs incurred are mostly comprised of: replacing steel plates, painting the vessel's hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards. The unamortized portion of dry dock costs for vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

Expenditures for maintenance and minor repairs are expensed as incurred.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

m)	Investments in affiliates

These investments are accounted for by the equity method. At December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, include our interest in 50% of Obras Terminales y Servicios S.A. ("OTS S.A.") and in 49% of Marítima Sipsa S.A.

As described in Note 4, during 2012 the Company purchased the other 50% of Puertos del Sur S.A.

n)	Identifiable intangible assets

The Company's intangible assets arose as a result of the Ravenscroft acquisition in 2006, and consist principally of a safety management system which is being amortized over its useful life of eight years using the straight-line method.

Accumulated amortization at December 31, 2014 and 2013 amounted to $1,400 and $1,356, respectively and amortization for the years ended December 31, 2014, 2013 and 2012 amounted to $44, $175 and $175, respectively.

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

This account corresponds to costs incurred to issue debt net of amortization costs, which are being amortized over the term of the debt using the effective interest rate method. Any unamortized balance of costs relating to debt repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding debt modifications and extinguishment.  Amortization for debt issuance expense for the years ended December 31, 2014, 2013 and 2012 totaled $2,272, $2,711 and $2,217, respectively, and is included in financial expense in the accompanying consolidated statements of operations.

q)	Accounts payable

Accounts payable at December 31,  2014 and 2013 consists of insurance premium payables, operating expenses, among others.

r)	Deferred gains -- River barges sale-leaseback transactions

The Company has entered into a river barges sale-leaseback transaction with a finance company. Gains are deferred to the extent of the present value of future minimum lease payments and are amortized as reductions to rental expense over the applicable lease term. Deferred gains activity related to these transactions for the years ended December 31, was as follows:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the years ended December 31,
	2014	2013

Balance at beginning of the year	$3,584	$2,086
Deferred gains arising from sales	-	1,889
Amortization of deferred gains included in operating expenses as reduction to rental expense	(401)	(391)
Balance at end of the year	$3,183	$3,584

s)	Comprehensive loss

The components of accumulated other comprehensive loss in the accompanying consolidated balance sheets were as follows:

	At December 31,
	2014	2013

Unrealized net losses on interest rate collar	$(771)	$(1,362)
Unrealized net losses on interest rate swaps	(669)	(574)
Unrealized net gains on EURO hedge	119	128
Accumulated other comprehensive loss	$(1,321)	$(1,808)

At December 31, 2014, the Company expects that it will reclassify $1,029 of net losses on interest rate collar and interest rate swaps from accumulated other comprehensive loss to earnings during the next twelve months related to the payments of interest of our variable interest rate debt that will affect earnings for 2015.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

u)	(Loss) Income per share attributable to Ultrapetrol (Bahamas) Limited

Basic (loss) income per share attributable to Ultrapetrol (Bahamas) Limited is computed by dividing the net (loss) income by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury. Diluted (loss) income per share attributable to Ultrapetrol (Bahamas) Limited reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock and if- converted methods, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the conversion of all outstanding convertible notes.

For the years ended December 31, 2014 and 2012, the Company had a net loss and therefore the effect of potentially dilutive securities was antidilutive.

The following outstanding equity awards are not included in the diluted net (loss) income per share attributable to Ultrapetrol (Bahamas) Limited calculation because they would have had an antidilutive effect:

	For the years ended December 31,
	2014	2013	2012

Stock options	2,473,000	349,000	459,000
Restricted stock	19,000	-	329,000
Convertible debt	-	-	13,051,000
Total	2,492,000	349,000	13,839,000

The following table sets forth the computation of basic and diluted net (loss) income per share attributable to Ultrapetrol (Bahamas) Limited.

                                                                                                        For the years ended December 31,
	2014	2013	2012

Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(52,276)	$7,368	$(63,657)

Basic weighted average number of shares	140,292,249	140,090,112	35,382,913
Effect on dilutive shares -- options and restricted stock	-	236,652	-
Diluted weighted average number of shares	140,292,249	140,326,764	35,382,913

Basic and diluted net (loss) income per share attributable to Ultrapetrol (Bahamas) Limited	$(0.37)	$0.05	$(1.80)

v)	Stock compensation

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

w)	Other operating income, net

Other operating income generally includes gains from vessel sales, favorable judgments with customers,  recoveries  from  insurances   companies,  and  other  income from  miscellaneous transactions.

Other income of $1,597 for the year ended December 31, 2014 included gain of $925 from claims against insurance companies.

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

y)	New accounting standards

Revenue recognition

In May 2014 the Financial Accounting Standards Board (FASB) issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under generally accepted accounting principles in the United States.  The core principal of the new standard is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.  The new standard is effective for annual and interim periods beginning after December 15, 2016 and early adoption is prohibited.  The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

Going concern

In August 2014, the FASB issued ASU No. 2014-15 -Presentation of Financial Statements- Going Concern.  ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information.  AUS 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

3.	DRY DOCK

The capitalized amounts in dry dock at December 31, 2014 and 2013 were as follows:

	At December 31,
	2014	2013

Original book value	$40,363	$31,141
Accumulated amortization	(26,812)	(20,162)
Net book value	$13,551	$10,979

For the years ended December 31, 2014, 2013 and 2012, amortization expense was $7,493, $3,409 and $4,763, respectively.

4.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at December 31, 2014 and 2013 were as follows:
	At December 31,
	2014	2013

Ocean-going vessels	$116,281	$123,994
River barges and pushboats	464,346	415,817
PSVs	370,416	365,823
Furniture and equipment	14,237	12,882
Building, land, operating base and shipyard	54,817	53,752
Total original book value	1,020,097	972,268
Accumulated depreciation	(302,692)	(256,837)
Net book value	$717,405	$715,431

For the years ended December 31, 2014, 2013 and 2012, depreciation expense was $45,880, $38,951 and $38,914, respectively.

Certain interest costs incurred during the construction of vessels are capitalized as part of the assets' carrying values and are depreciated over such assets' estimated useful lives. No interest was capitalized during the years ended December 31, 2014, 2013 and 2012.

ACQUISITIONS AND DISPOSALS

River Business

During the year ended December 31, 2014, fifteen river barges have been built in our own shipyard in Punta Alvear, Argentina for a total cost of $16,889.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the years ended 2013 and 2012, the Company built, sold and leased back, ten and fourteen river barges for $9,410 and $13,020, respectively with a lease term of ten years. Gains of $1,889 and $2,116 for the years ended December 31, 2013 and 2012, respectively related to the sale-lease back were deferred and are being amortized over the minimum lease period (see Note 2.r).

During the year ended December 31, 2012, eight river barges were built in our own shipyard in Punta Alvear, Argentina for a total cost of $9,100.

During the year ended December 31, 2012, the Company sold and delivered a river pushboat, for a total sale price of $3,850 and we recognized a gain on sale of vessel of $3,564.

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

On October 22, 2013, we canceled the shipbuilding contract for the fourth PSV UP Onyx based on the shipyard failure to deliver the vessel within 210 days after the delivery date in accordance with the specific terms of the contract. The advances made to the shipyard amounted $13,208, plus interest calculated at an interest rate of 7% per annum from payment date were refunded to the Company under the provisions of the contract.

On October 3, 2013, we entered into two Memorandums of Agreement ("MOAs") whereby we agreed to acquire two 5,145 dwt newbuilt Chinese sister PSVs named UP Agate and UP Coral. The purchase price for these PSVs under the MOAs was $31,450 each which were subsequently delivered on October 28, 2013.  In  addition,  we  exercised  our  option  to acquire  a  third  PSV  named  UP  Opal  of  identical specifications as the previous two which was delivered from the same Chinese yard on November 29, 2013. We also incurred $3,157 and $2,644 during the years ended December 31, 2014 and 2013 respectively, in certain upgrades to PSVs design and specifications.

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

5.	LONG-TERM FINANCIAL DEBT

Balances of long-term financial debt were as follows:

			At December 31,
			2014			2013
Financial institution /			Nominal value
Borrower	Other	Due-year (1)	Current	Noncurrent	Total	Total

Ultrapetrol	Private Investors (2)	June 2021	$-	$225,960	$225,960	$226,070
UP Offshore Apoio	DVB SE	Through 2016	900	4,150	5,050	5,950
UP Offshore	DVB SE	Through 2016	4,300	21,050	25,350	29,650
UP Offshore	DVB SE	Through 2017	2,000	7,000	9,000	11,000
UP Offshore Apoio	BNDES	Through 2027	1,110	12,488	13,598	14,708
UP Offshore	DVB SE + Banco Security	Through 2018	3,333	24,167	27,500	30,833
Ingatestone Holdings	DVB NV + NIBC + ABN Amro	Through 2017	7,039	44,456	51,495	58,534
Linford Trading	DVB NV + NIBC	Through 2020	3,200	25,600	28,800	32,000
Stanyan Shipping	Natixis	Through 2017	1,584	3,146	4,730	5,638
UABL Paraguay	IFC	Through 2020	2,174	16,304	18,478	20,652
UABL Paraguay	OFID	Through 2020	1,304	9,783	11,087	12,391
UABL Barges and others	IFC	Through 2020	3,044	22,824	25,868	28,912
UABL Paraguay and Riverpar	IFC	Through 2021	1,765	9,706	11,471	13,236
UABL Paraguay and Riverpar	OFID	Through 2021	1,176	6,471	7,647	8,823
At December 31, 2014			$32,929	$433,105	$466,034
At December 31, 2013			$32,253	$466,144		$498,397

(1) See the descriptions below.
(2) Includes unamortized debt premium of $960 and $1,070 at December 31, 2014 and 2013, respectively.

Aggregate annual future payments due to the long-term financial debt were as follows:

Year ending December 31

2015	32,929
2016	53,699
2017	67,653
2018	36,164
2019	18,664
Thereafter	255,965
465,074
Unamortized debt premium, net	960
$466,034

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2013, $12,718 and $13,595, respectively, of restricted cash was maintained in accordance with certain covenants of our debt agreements, and these amounts were included within restricted cash in the accompanying consolidated balance sheets.

Various lender provisions restrict the ability of certain of the Company's subsidiaries to transfer their net assets to the parent company. Such restricted net assets of subsidiaries amounted to $128,000 at December 31, 2014.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The indenture provides for customary events of default, including but not limited to, (i) nonpayment; (ii) breach of covenants in the indenture; (iii) payment defaults or acceleration of other indebtedness; (iv) a failure to pay certain judgments and (v) certain events of bankruptcy, insolvency and reorganization. If certain events of default occur and are continuing, the trustee or the holders of at least 25% in aggregate of the principal amount of the 2021 Senior Notes outstanding may declare all of the notes to be due and payable immediately, together with accrued interest, if any. As of December 31, 2014, we were in compliance with all covenants under the indenture.

Although Ultrapetrol (Bahamas) Limited, the parent company, is the issuer of the 2021 Senior Notes, principal and related expenses will be paid through funds obtained from the operations of the Company's subsidiaries.

At December 31, 2014 the net book value of the assets pledged as a guarantee of the 2021 Senior Notes was $165,600.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

As of December 31, 2014, the Company had no outstanding borrowings under the revolving credit facility and the remaining availability under this facility was $32,500.

Offshore Supply Business Segment

Loans with DVB Bank SE (Formerly DVB Bank AG) (DVB SE)

a)	Senior secured term loan facility of up to $15,000: On January 17, 2006 UP Offshore Apoio Maritimo Ltda. (UP Offshore Apoio) as Borrower, Packet Maritime Inc. (Packet) and Padow Shipping Inc. (Padow) as Guarantors and UP Offshore (Bahamas) Ltd. (UP Offshore) entered into a senior secured term loan facility of up to $15,000 with DVB SE for the purposes of providing post- delivery financing of our PSV UP Agua Marinha.

This loan is divided into two tranches:

-	Tranche A, amounting to $13,000, accrues interest at LIBOR plus a margin of 1.20% per annum and shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 in February 2016.

-	Tranche B, amounting to $2,000 was fully repaid through February 2009.

b)	Senior secured term loan facility of up to $61,306: On December 28, 2006 UP Offshore as Borrower, Packet, Padow, UP Offshore Apoio and Topazio Shipping LLC (collectively the owners of our PSVs UP Safira, UP Esmeralda, UP Agua Marinha and UP Topazio) and Ultrapetrol (Bahamas) Limited as Guarantors entered into a senior secured term loan facility of up to $61,306 with DVB SE for the purposes of providing post-delivery re-financing of our PSVs UP Safira, UP Esmeralda and UP Topazio.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c)	Senior secured term loan facility of up to $25,000: On October 31, 2007 UP Offshore as Borrower entered into a senior secured term loan facility of up to $25,000 with DVB SE for the purposes of providing post-delivery re-financing of our PSV named UP Diamante.

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

Under the Guarantee, UP Offshore Apoio is to pay an upfront fee equal to 1.75% of the outstanding amount, a commission fee of 1.48% for the first year, which declines to 1.40%, 1.30% and 1.20% in the succeeding years of the outstanding amount, payable quarterly.

Loan Agreement with DVB Bank SE (DVB SE) and Banco Security of up to $40,000:

On December 9, 2010 UP Offshore, as Borrower, and Glasgow Shipping Inc. and Zubia Shipping Inc. (the owners of our PSVs UP Turquoise and UP Jasper) and Ultrapetrol (Bahamas) Limited and Corporación de Navegación Mundial S.A., as joint and several Guarantors, entered into a senior secured term loan facility of up to $40,000 with DVB SE and Banco Security, as co-lenders, to partially finance the construction and delivery of our two PSVs UP Turquoise and UP Jasper.

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

Senior secured post-delivery term loan facility with DVB Bank America NV (DVB Bank America), NIBC Bank NV (NIBC) and ABN Amro Capital USA LLC (ABN Amro) of up to $84,000

On January 18, 2013 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post-delivery term loan facility of up to $84,000 with DVB Bank America, NIBC and ABN Amro (the "Lenders") with the purpose of refinancing the advances made for our PSVs UP Jade, UP Amber, UP Pearl and UP Onyx of the DVB SE and Natixis and DVB SE and NIBC long-term facilities.

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

Senior secured term loan facility with DVB Bank America and NIBC of up to $38,400

On December 20, 2013 Linford Trading Inc. (our wholly owned subsidiary in the Offshore Supply Business and the holding company of Leeward Shipping Inc. and Jura Shipping Inc.) as Borrower, Leeward Shipping Inc. and Jura Shipping Inc. (our wholly owned subsidiaries in the Offshore Supply Business and collectively the owners of our PSVs UP Agate and UP Coral) and UP Offshore (Bahamas) Ltd. and Ultrapetrol (Bahamas) Limited as Guarantors entered into a senior secured term loan facility of up to $38,400 with DVB Bank America and NIBC (the "Lenders") for the purposes of providing financing of our PSVs UP Agate and UP Coral.

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

On January 29, 2015, the Borrower, the Lenders and the Guarantors signed an amendment of the loan agreement. In connection with this amendment the availability period was extended through June 30, 2015 in respect of the second advance of each tranche of the financing of our PSV UP Agate and UP Coral.

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

At December 31, 2014, Ultrapetrol (as Guarantor) is in compliance with these covenants except for (iv). Consequently, on March 26 and March 31, 2015, DVB SE, DVB Bank America, NIBC and ABN Amro, as Lenders, waived the compliance to meet the financial covenant described in (iv) as of December 31, 2014 and March 31, 2015.

On March 26 and March 31, 2015, the Borrowers, the Lenders and the Guarantors signed amendments to the loans agreements to relaxing certain financial covenants. In connection with these amendments Ultrapetrol shall maintain (i) a ratio of consolidated debt service coverage ratio of not less than 105% as of June 30, 2015, of not less than 115% as of September 30, 2015 and of not less than 130% thereafter (each on a historical and forward four quarter rolling basis, tested as of the last date of each fiscal quarter, excluding balloon payments and prepayments), and (ii) with effect from January 1, 2015, an average monthly balance of available cash of not less than $20,000  on a consolidated basis in (x) demand deposit and time deposit and (xx) unused and available for drawing revolving credit lines available to Ultrapetrol having expiration dates of six months or longer from the relevant date.

An aggregate amendment fee of $250 was paid.

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

The agreements governing the loans also contain customary  events of default and cross-default provisions. If an event of default occurs and its continuing, the lenders may require that the entire amount of the amounts of the loans be immediately repaid in full. Further, the loan agreements contain loan-to- value ratios (ranging from 1.33 to 1.67) in relation with the PSVs pledged as security.

For the years ended December 31, 2014, 2013 and 2012 the weighted-average interest rates on the above outstanding debt in our Offshore Supply Business were approximately 3.70%, 3.50% and 2.75%, including margin and interest rate swaps, respectively

At December 31, 2014, the aggregate outstanding principal balance under these loan agreements in our Offshore Supply Business was $160,793 and the aggregate net book value of the assets pledged was $272,700.

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

During the years ended December 31, 2013 and 2012 the Company recorded a financial loss on extinguishment of debt of $345 and $940, respectively, which is included in the accompanying consolidated statement of operations.

Senior secured post-delivery term loan facility with DVB Bank SE (DVB SE) and NIBC Bank NV of up to $42,000

On October 22, 2012 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore  Shipping  Inc., Gracebay  Shipping Inc. (all  of these  our  subsidiaries in the Offshore Supply Business) and  Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post-delivery term loan facility of up to $42,000 with DVB SE and NIBC Bank NV (the "Lenders") for the purpose of partially financing or refinancing our PSVs UP Jade and UP Amber.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tranche of the loan facility in respect of the refinancing of the UP Jade was drawn down in an amount of $20,850 on October 29, 2012.

On January 24, 2013 the Company terminated this senior secured post-delivery term loan facility and prepaid the outstanding balance of $20,850 with borrowings from its senior secured post-delivery term loan facility with DVB Bank America, NIBC and ABN Amro.

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

For the years ended December 31, 2014 and 2013, the weighted average interest rate was 1.43% and 1.49% respectively.

The loan is secured by a mortgage on the Alejandrina, a first priority assignment of the earnings, insurances and requisition compensation of the vessels, or other employment contracts exceeding 12 months and is guaranteed by Ultrapetrol (Bahamas) Limited.  The Lender may also require additional security, or repay the amount of the shortfall if at any time the fair market value of the ship becomes less than the 125% of the aggregate value of the loan. With respect to the above and in relation to any potential loan security shortfall, the Company has been reflected $676 under current liabilities in the accompanying consolidated balance sheet as of December 31, 2014.

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

At December 31, 2014 the outstanding principal balance was $4,730 and the aggregate net book value of the asset pledged was $7,000.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

At December 31, 2014, UABL (Bahamas) Limited (as Guarantor) is in compliance with these covenants except for (ii). Consequently, on March 27, 2015 the IFC waived the compliance to meet the financial covenant described in (ii) as of December 31, 2014, March 31 and June 30, 2015. The waiver was granted conditional upon OFID' s granting a similar waiver on or before April 15, 2015, which condition was met on April 13, 2015.

Consequently, on April 13, 2015 the OFID waived the compliance to meet the financial covenant described in (ii) as of December 31, 2014, March 31 and June 30, 2015. The waiver was granted conditional upon IFC' s granting a similar waiver on or before April 15, 2015, which condition was met on March 27, 2015. UABL (Bahamas) Limited expects to be in compliance with the financial covenant in (ii) above since September 30, 2015 and thereafter.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2013 and 2012, the weighted-average interest rates on the above outstanding debt in our River Business were approximately 3.30%, 4.40%, and 4.15%, including margin and interest rate collar, respectively.

At December 31, 2014, the aggregate outstanding principal balance under 2008 and 2011 loan agreements with OFID and IFC in our River Business was $74,551 and the aggregate net book value of the assets pledged was $68,400.

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

The Company's liabilities as of December 31, 2014 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Current liabilities: - Interest rate collar (included in other liabilities)	-	609	-
- Interest rate swaps (included in other liabilities)	-	577	-
Noncurrent liabilities: - Interest rate collar (included in other liabilities)	-	162	-
- Interest rate swaps (included in other liabilities)	-	206	-

The estimated fair value of the Company's other financial assets and liabilities were as follows:

	At December 31,
	2014		2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
ASSETS

Cash and cash equivalents	$34,982	$34,982	$72,625	$72,625
Restricted cash (current and noncurrent portion)	12,718	12,718	13,595	13,595

LIABILITIES

Long term financial debt (current and non-current portion – Note 5) (1)	$466,034	$475,763	$498,397	$516,397

(1)	The fair value of long term financial debt is measured using Level 2 fair value inputs.

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

Liabilities arising from outstanding derivative positions are included in the accompanying consolidated balance sheets as other liabilities, as follows:
	At December 31, 2014
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$609	$162
Interest rate swaps (cash flow hedge)	327	245
	$936	$407

	At December 31, 2013
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$725	$637
Interest rate swaps (cash flow hedge)	385	464
	$1,110	$1,101

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large and well- established financial institutions, and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its counterparties.

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

As of December 31, 2014, the total notional amount of the interest rate collar is $55,433.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTEREST RATE SWAP AGREEMENTS

Through our subsidiaries in the Offshore Supply Business, we have entered into various interest rate swap agreements maturing in October 2016 and December 2018 that call our subsidiaries to pay fixed interest rates ranging from 0.89% to 3.67% on an aggregate notional value of $ 46,600 (subsequently adjusted in accordance with the amortization schedule under these financings) and receive a variable interest rate based on LIBOR on these notional value. The purpose of these interest rate swap agreements is to hedge our exposure to interest volatility under our financings with DVB Bank SE, NIBC and ABN Amro.

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

As of December 31, 2014, the total notional amount of the interest rate swaps is $41,690.

OTHER DERIVATIVE INSTRUMENTS

Through our subsidiaries in the Offshore Supply Business, the Company has entered into various interest rate swap agreements, while providing effective economic hedges, are not designated as hedge for accounting purposes. These contracts mature ranging from 2014 through 2016 and call for the Company to pay fixed interest rate at 0.90% on an aggregate notional value of $16.680 (subsequently adjusted in accordance with the amortization schedule under these financing) and receive a variable interest rate based on LIBOR. Changes in the fair value are recognized within "Other income (expense)" in the accompanying consolidated statements of operations.

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

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding concerning certain UABL entities referred to three mattersin respect of certain operations of our River Business for the prior three-year period: (i) that UABL owed taxes to that authority in the amount of $2,200, (ii) a fine for non-payment of the taxes in the same amount, and (iii) that the tax base used by UABL entities to calculate the applicable withholding tax that UABL had used to calculate taxes paid in said period. The first two issues were disregarded by the Tax and Administrative Court on November 24, 2006. Nevertheless, the third issue continued. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009 ruling of the Tax and Administrative Court -which had decided we were not liable- and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $600 non-withheld taxes, $700 in fines and $1,300 in accrued due interests. This matter was settled in a signed agreement with the Tax Authorities on October 14, 2010, and UABL paid the total amount of $1,294 in full and final settlement of the claim and agreed to drop the appeal we had filed  against to the Supreme Court. However, in  parallel  with  this  ruling  the  Office  of  the Treasury Attorney initiated an action in respect of the first two issues concerned in this litigation which had been terminated on November 24, 2006 to review certain formal aspects over which a decision of the Court is still pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court, which is currently on hold awaiting for the Court's resolution. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UABL Paraguay S.A. - Paraguayan Customs Asunción

These administrative proceedings were commenced on April 7, 2009, by the Paraguayan Customs in Asuncion against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007 and December 23, 2008, from YPF S.A. in Argentina, and between years 2003 and 2006. The total owed taxes according to Customs in Asuncion are up to the amount of Gs. 6.028.317.852 (approximately $1,370).Our local counsel is of the opinion that the competent Court will overturn the Custom´s ruling where said amount was determined, and that therefore there is only a remote possibility that these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with reimportation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges submitted to conversion in foreign yards. Customs imposed a fine of Gs. 2.791.514.822 and judicial proceedings have been commenced where a final decision is still pending. As of December 31, 2014 a loss contingency liability related with this matter of $600 was recorded.

UABL Paraguay S.A. - Paraguayan Tax Authority

These are administrative proceedings commenced by the Paraguayan Tax Authorities on December 15, 2011 against UABL Paraguay S.A. due to an alleged improper use of some fiscal credit. The aforementioned tax authorities suggested some rectifications to be madeand also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3,000. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

b)	Claims in Brazil

UP Offshore Apoio Marítimo Ltda.- Rio de Janeiro State Treasury Office - UP Pearl Tax assessment

On May 9, 2014, the Rio de Janeiro State Treasury Office commenced administrative proceedings against UP Offshore ApoioMarítimo Ltda. alleging infringement of tax regulations due to lack of payment of ICMS tax related to the temporary import of the vessel "UP PEARL". The said authorities determined the corresponding assessment in the amount of R$ 768,096 (approximately $340), plus interest. A decision is now pending over the non-application of the tax to the vessel's import.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our local counsel has advised that there is a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

c)	Tax claim in Argentine

Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs that were not finally industrialized due to cancellations of the repairs that some shipping companies had ordered. The total weight of those steel plates was 473 tons and their import value was approximately $400. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $900, however in case of payment Ultrapetrol S.A. would have offsetting-tax credits amounting to approximately $300. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we do not expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or result of operations of the Company.

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

Rental expense for office spaces under continuing obligations for the years ended December 31, 2014, 2013 and 2012 was $1,019, $675 and $849, respectively. At December 31, 2014, obligations under the companies' operating leases, which expire from 2015 to 2017, for office spaces with initial or remaining lease terms longer than one year were as follows:

Year ending December 31,

2015	$998
2016	706
2017	383
Total	$2,087

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

f)	Charters-in

As of December 31, 2014, the Company leases 24 jumbo dry barges in the River Business and a tanker in the Ocean Business. These leasing agreements have been classified as operating leases for financial reporting purposes and related rental fees are charged to expense over the lease terms. The lease term of the tanker vessel has a duration of 36 months. The lease term of the jumbo dry barges has a duration of ten years. The lease of the jumbo dry barges is the result of a sale- leaseback transaction with a finance company (see Note 4) and the gain arising from such sale- leaseback transaction has been deferred in the accompanying consolidated balance sheets and are being amortized as reductions in rental expense over the lease term (see Note 2.r).

Future minimum payments in the years ended December 31 under operating leases with initial or remaining term longer than one year as of December 31, 2014, were as follows:

Year ending December 31,

2015	$4,586
2016	4,355
2017	2,996
2018	2,876
2019	2,756
Thereafter	7,475
Total	$25,044

Rent expense for the years ended December 31, 2014, 2013 and 2012 was $3,988, $4,315 and $1,802, respectively. When cash rental payments are not made on a straight–line basis, we recognize rental expense on a straight–line basis over the lease term.

g)	Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be received on time charter agreements of eleven PSVs in our Offshore Supply Business chartered in Brazil with Petroleo Brasileiro SA (Petrobras), with initial or remaining term longer than one year were as follows:

Year ending December 31,

2015	$113,381
2016	106,994
2017	66,015
2018	12,491
Total	$298,881

The future minimum revenues, before reduction for brokerage commissions of one of our handy size-small product tanker vessel leased to us in our Ocean Business chartered in South America, expected to be received on a time charter agreement, with initial or remaining term longer than one year were as follows:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ending December 31,

2015	$8,437
2016	7,720
Total	$16,157

On November 27, 2013, one of our subsidiaries in the River Business, entered into a 5-year agreement with Vale International SA to time charter four river pushboats with 16 river barges each (each a "convoy"). The four convoys were delivered in January 2014. The future minimum revenues, before reduction for commissions, expected to be received were as follows: $15,900 in each of 2015, 2016, 2017 and 2018.

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

On November 12, 2012, one of our subsidiaries in the River Business, entered into a transshipment services agreement to provide storage and transshipment services of iron ore cargo from river barges to ocean export vessel through our Parana Iron barge (former Parana Petrol), for a three-year term counting as from entry into operations, renewable for another three years, at the option of the customer. The future minimum revenues, before reduction for commissions, expected to be received were as follows: $13,200 in each of 2015 and 2016 and $2,640 in 2017.

h)	Favorable arbitration award

On January 20, 2015, the counterparty to an arbitration initiated by one of our subsidiaries in January 2013 related to the non-performance of a barge construction contract has decided not to appeal the arbitration award issued on December 23, 2014, in favor of our subsidiary in which $1,919 were awarded on account of damages plus interests and costs. Steps are now being taken to collect the sums due under the award.

Accordingly, the gain has been deferred and will be taken into income when and to the extent the award is collected.

i)	Other

At December 31, 2014, we employed several employees as crew on our vessels, land-based employees and shipyard workers. These seafarers and shipyard workers are covered by industry- wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals in these industries. Because most of our employees are covered by these industry- wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure that these agreements will prevent labor interruptions. While we have had no significant labor interruption in the past we do not believe any labor interruptions will disrupt our operations and harm our financial performance

On our River Business, different degrees of unionization of our employees and crewmembers may lead to a change or leveling of such unionization, which could result in higher costs for us, thus affecting our results of operations. Furthermore, due to the unionized nature of our activity in South America, while in the process of negotiating such leveling, our operations may be affected by strikes in our River and Ocean businesses, causing us to suffer delays due to lack of the necessary crewing onboard  our pushboats and ocean vessels.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income-generating assets at a 1% tax rate. The Companies' tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). Income tax is computed at the rate of 15%, plus a surtax of 10% on the amount that exceeds Brazilian reais 240,000 (equivalent to $94 at December 31, 2014) based on pretax income, adjusted for additions and exclusions established by the Brazilian tax legislation. Social contribution is calculated at the rate of 9%, on pretax income, in conformity with the tax law.

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

For the years ended December 31, 2014, 2013 and 2012, our subsidiaries did not derive any US source shipping income. Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

Income tax expense (benefit) (which includes TOMPI) is comprised of:

	For the years ended December 31,
	2014	2013	2012

Current income tax expense	$8,030	$3,184	$1,385
Deferred income tax (benefit) expense	(2,965)	3,413	(4,354)
	$5,065	$6,597	$(2,969)

Ultrapetrol's pre-tax income for the years ended December 31, 2014, 2013 and 2012 was taxed in foreign jurisdictions (principally Argentina, Brazil and Paraguay).

The current income tax expense is mainly related to withholding income tax based on interest expense paid, bareboat fees or recovery of expenses for intercompany transactions. For the years ended December 31, 2014, 2013 and 2012 36%, 54%, and 60%, respectively, of the current income tax expense was related to withholding income tax in Argentina, Brazil and Chile.

The table below shows for each jurisdiction's total income tax expense and statutory tax rate:

	For the years ended December 31,
	2014	2013	2012

Brazil (34%)	$2,091	$654	$7
Argentina (35%)	2,112	568	430
Paraguay (10%)	273	202	48
Others	649	27	75
Current income tax expense	5,125	1,451	560
Withholding income tax in foreign jurisdictions	2,905	1,733	825
Deferred income tax (benefit) expense	(2,965)	3,413	(4,354)
Income tax expense (benefit)	$5,065	$6,597	$(2,969)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of income tax expense (benefit) to taxes calculated based on the statutory tax rate is as follows:

	For the years ended December 31,
	2014	2013	2012

Income (Loss) before income taxes	$(47,211)	$14,518	$(65,733)
Sources not subject to income tax	59,658	115	51,203
	12,447	14,633	(14,530)
Tax rate	35%	35%	35%
Tax (benefit) expense at statutory tax rate	4,356	5,122	(5,085)
Rate differential	(1,052)	(545)	348
Change in valuation allowance	(811)	1,632	1,549
Effects of foreign exchange changes related to our foreign subsidiaries	(639)	(1,943)	(1,479)
Withholding income tax in foreign jurisdictions	2,905	1,733	825
Others	306	598	873
Income tax expense (benefit)	$5,065	$6,597	$(2,969)

The Company's deferred income tax assets have been reduced by intercompany profits from the sale of river barges within the group. The Company has deferred income tax expense in Argentina for the years ended December 31, 2014, 2013 and 2012 amounting to $949, $906 and $2,541, respectively and recognizes them as income tax expense as the river barges are consumed through using. The balance as of December 31, 2014 and 2013 of $8,131 and $7,531 respectively was reflected as non-current other receivables in the accompanying consolidated balance sheets.

At December 31, 2014, Argentinean subsidiaries had a consolidated credit related to TOMPI of $3,556 that expires from 2015 through 2024. At December 31, 2014, Argentinean subsidiaries had accumulated benefit from tax loss carryforwards ("NOLs") for a consolidated total of $1,402 that expire from 2015 through 2019. The Company believes it is more likely than not that the Company's subsidiaries NOLs and TOMPI credit, with exception of $9 of NOLs and $404 of TOMPI credit, will be utilized through the turnaround of existing temporary differences, future taxable income, tax strategies or a combination thereof.

At December 31, 2014, the Brazilian subsidiaries had benefit from NOLs for a consolidated total of $835 that do not expire but the usage is limited to 30% of the taxable income in any year.  The Company believes it is more likely than not that the Company's subsidiaries NOLs, with exception of $466, will be utilized through the turnaround of existing temporary differences, future taxable income, tax strategies or a combination thereof.

As of December 31, 2014, the valuation allowance for deferred tax assets decreased from $4,869 in 2013 to $2,525 in 2014, principally related to the merger of two of our subsidiaries in Argentina.

The components of net deferred income tax liabilities included on the balance sheets were as follows:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	At December 31,
	2014	2013
Deferred income tax assets
Other, deferred income tax current assets	$460	$164
NOLs	2,237	2,974
TOMPI credit	3,556	4,688
Other	2,796	3,194
Total deferred income tax noncurrent assets	8,589	10,856
Valuation allowance of deferred income tax assets	(2,525)	(4,869)
Net deferred income tax noncurrent assets	6,064	5,987
Deferred income tax liabilities
Vessels and equipment, net	13,317	14,196
Intangible assets	153	213
Unrealized exchange differences	750	920
Other	117	160
Total deferred income tax noncurrent liabilities	14,337	15,489
Net deferred income tax liabilities	$(7,813)	$(9,338)

As of January 1, 2014 and 2013, and for the years ended December 31, 2014 and 2013, the Company did not have any unrecognized tax positions.  In addition, the Company does not expect to hold unrecognized tax positions within the next twelve months. For the years ended December 31, 2014 and 2013, the Company has no accrued interest and penalties related to unrecognized tax positions.

10.	RELATED PARTY TRANSACTIONS

At December 31, 2014 and 2013, the balances of current receivables from related parties were $467 and $52, and balances of current payable to related parties were $1,636 and $1,351, respectively.

At December 31, 2014 and 2013 the balances of noncurrent receivables from related parties corresponds to temporary working capital advances to OTS S.A. The advances have no maturity date and are non- interest bearing.

Voyage expenses paid to related parties

For the years ended December 31, 2014, 2013 and 2012, the voyage expenses paid to related parties were as follows:

	For the years ended December 31,
	2014	2013	2012

Commercial commissions (1)	$-	$476	$1,064
Agency fees (2)	1,917	2,033	1,689
Total	$1,917	$2,509	$2,753

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Commercial commissions

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

Pursuant to a commercial and an agency agreement with Ultrapetrol S.A., UABL S.A. and Ravenscroft, Shipping Services Argentina S.A. (formerly I. Shipping Service S.A.) and Navalia S.A. the latters companies under the same control group as Inversiones Los Avellanos S.A., a shareholder, have agreed to perform the duties of port agent for us in Argentina. Since September 3, 2014 Inversiones Los Avellanos S.A. is not further shareholder of the Company.

Operations in OTS S.A.'s terminal

UABL Paraguay, our subsidiary in the River Business, operates the terminal that pertains to OTS S.A., a 50% owned company.

For the years ended December 31, 2014, 2013 and 2012, UABL Paraguay S.A. paid to OTS S.A. $1,319, $1,940 and $495, respectively, for this operation.

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

On December 12, 2012, we entered into an investment agreement with Sparrow Capital Investments Ltd. or Sparrow, a subsidiary of Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. or Southern Cross, pursuant to which we sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share. Concurrently Sparrow designated Sparrow CI Sub Ltd. to receive 16,060,000 shares of common stock of Ultrapetrol.

At December 31, 2014, the outstanding common shares are 140,729,487 par value $.01 per share and all the shares of the Company have one vote.

At December 31, 2014, our shareholders Sparrow and Sparrow CI Sub Ltd. (a wholly owned subsidiary of Sparrow), hold 103,206,821 and 16,060,000 shares, respectively, which represent 73.34% and 11.41% of the outstanding shares, respectively.  The joint voting power for these shares represents 84.75% of the total voting power.

2008 Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

At December 31, 2014 the Company had repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

Registration rights agreements

On December 12, 2012, the Company entered into a new registration rights agreement with Sparrow, Sparrow CI Sub Ltd., Los Avellanos and Hazels, pursuant to which the Company has granted them and certain of their transferees, the right, under certain circumstances and subject to certain restrictions, including any applicable lock-up agreements then in place, to require the Company to register under the Securities Act shares of the Company's common stock held by them. Under the registration rights agreement, these persons will have the right to request the Company to register the sale of shares held by them on their behalf and may also require the Company to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by shareholders or initiated by the Company.

On September 3, 2014, the Company entered into an amended and restated registration rights agreement, which amended and restated the registration rights agreement signed on December 12, 2012 between Sparrow, Sparrow CI Sub Ltd., Los Avellanos and Hazels to remove the latter two as parties thereto.

12.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest and income taxes paid for the years ended December 31, were as follows:

	For the years ended December 31,
	2014	2013	2012

Interest paid	$28,729	$30,343	$30,131
Income taxes paid	213	1,214	1,014

13.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business.  The accounting policies of the reportable segments are the same as those for the consolidated financial statements (Note 2).  The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

River Business: In our River Business, we own and operate several dry and tanker barges, and push boats. The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids. We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.  In addition, we use one barge, our Parana Iron (former Parana Petrol) as an iron ore floating transshipment and storage station. River Business transportation services contributed 44%, 44% and 42% of consolidated operating revenues for the years ended December 31, 2014, 2013 and 2012, respectively. The Company also has a shipyard that should promote organic growth and from time to time make external sales. Third party shipyard sales contributed 4%, 16% and 10% of consolidated operating revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Offshore  Supply  Business:    We  operate  our  Offshore Supply Business, using PSVs  owned by UP Offshore (Bahamas), which are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.  Our Offshore Supply Business fleet consists of fourteen PSVs in operation which eleven of them are chartered under medium term contracts with Petroleo Brasileiro SA (Petrobras) in Brazil, another one that will enter into operation during the second half of 2015 and two in the North Sea. Offshore Supply Business transportation services contributed 33%, 23% and 25% of consolidated operating revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

Ocean Business: In our Ocean Business, we operate six oceangoing vessels: four product tankers (one of which is on lease to us), and two container feeder vessels under a container line service in Argentina cabotage trade, which transport mostly foreign containers from the transshipment port of Buenos Aires, Argentina and Montevideo, Uruguay to the southern region of Patagonia in Argentina. Our Handy size/small product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives on major trade routes around the globe. Ocean Business transportation services contributed 19%, 17%, and 23% of consolidated operating revenues for the years ended December 31, 2014, 2013 and 2012, respectively.

All of the Company's operating revenues were derived from its foreign operations.  The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the years ended December 31,
	2014	2013	2012
Revenues (1)
− South America	$308,632	$338,115	$238,572
− Europe	43,574	13,934	28,320
− Central America	1,875	50,405	35,333
− North America	2,630	1,553	7,438
− Asia	6,964	7,210	3,506
	$363,675	$411,217	$313,169

(1)	Classified by country of domicile of charterers/customers.

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

The following represents the Company's vessels and equipment based upon the assets' physical location as of the end of each applicable period presented:

	At December 31,
	2014	2013
Vessels and equipment, net

− South America	$648,147	$589,736
− Europe	64,971	24,376
− Asia (1)	-	96,994
− Other	4,287	4,325
	$717,405	$715,431

(1)	At December 31, 2013 corresponds to our three PSVs newbuilt resales, which were in a yard in China for certains upgrade works.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2013 and 2012 85%, 82% and 76% of the Company's revenues, respectively, are concentrated in South America and at December 31, 2014 and 2013, 90% and 82% of the Company's vessels and equipment, respectively, are located in South America.

For the year ended December 31, 2014 revenues from charterers/customers domiciled in Argentina, Brazil, Uruguay and Paraguay represented 21%, 29%, 5% and 25%, of the Company's consolidated revenues, respectively.

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

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company's operations for the year ended December 31, 2014:

	River Business	Offshore Supply Business	Ocean Business (1)	Total

Transportation revenues	$159,089	$119,581	$68,984	$347,654
Manufacturing revenues	16,021	-	-	16,021
Running and voyage expenses	141,748	59,197	56,187	257,132
Manufacturing cost	10,470	-	-	10,470
Depreciation and amortization	28,918	17,118	7,381	53,417
Segment operating (loss) profit	(30,045)	28,979	(12,273)	(13,339)
Segment assets	493,926	323,056	31,266	848,248
Investments in and receivables from affiliates	3,720	-	186	3,906
Loss from investment in affiliates	(1,023)	-	(33)	(1,056)
Additions to long-lived assets	51,533	4,610	3,091	59,234

(1)	Includes an impairment charge for our product tankers Miranda I and Alejandrina totaling $10,511.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following schedule presents segment information about the Company's operations for the year ended December 31, 2013:

	River Business	Offshore Supply Business	Ocean Business	Total

Transportation revenues	$181,223	$93,154	$71,265	$345,642
Manufacturing revenues	65,575	-	-	65,575
Running and voyage expenses	146,146	45,497	60,173	251,816
Manufacturing cost	45,662	-	-	45,662
Depreciation and amortization	23,977	11,676	6,882	42,535
Segment operating (loss) profit	10,616	29,055	(4,505)	35,166
Segment assets	446,539	363,575	81,556	891,670
Investments in and receivables from affiliates	4,216	-	220	4,436
Loss from investment in affiliates	(490)	-	(30)	(520)
Additions to long-lived assets	9,309	104,332	8,974	122,615

The following schedule presents segment information about the Company's operations for the year ended December 31, 2012:

	River Business	Offshore Supply Business	Ocean Business		Total

Transportation revenues	$132,972	$76,661	$73,229		$282,862
Manufacturing revenues	30,307	-	-		30,307
Running and voyage expenses	130,179	43,405	62,369		235,953
Manufacturing cost	18,474	-	-		18,474
Depreciation and amortization	21,996	10,938	10,918		43,852
Segment operating (loss) profit	(18,963)	17,615	(23,771	)(1)	(25,119)
Segment assets	387,484	263,315	123,033		773,832
Investments in and receivables from affiliates	4,032	-	250		4,282
Loss from investment in affiliates	(1,168)	-	(7)		(1,175)
Additions to long-lived assets	24,634	13,405	1,977		40,016

(1)  Includes an impairment charge for our product tanker M/V Amadeo of $16,000.

Reconciliation of total assets of the segments to amount included in the consolidated balance sheets were as follow:

	At December 31,
	2014	2013

Total assets for reportable segments	$848,248	$891,670
Other assets	13,831	15,716
Corporate cash and cash equivalents	34,982	72,625
Consolidated total assets	$897,061	$980,011

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Major customer

For the year ended December 31, 2014 revenues from Petrobras Group, a customer of Ultrapetrol River, Ocean and Offshore Supply Business represented $118,600 or 33% ($105,000 or 29% from Petroleo Brasileiro SA) of the Company's consolidated revenues and revenues from one customer of Ultrapetrol River Business represented $40,800 or 11% of the Company's consolidated revenues.

For the year ended December 31, 2013 revenues from Petrobras Group, a customer of Ultrapetrol River, Ocean and Offshore Supply Business represented $100,400 or 24% of the Company consolidated revenues, revenues from one customer of Ultrapetrol River business represented $64,400 or 16% of the Company's consolidated revenues and revenues from otrher customer of Ultrapetrol River business represented $55,600 or 14% ($48,300 or 12% for sale of river barges) of the Company's consolidated revenues.

For the year ended December 31, 2012 revenues from Petrobras Group, a customer of Ultrapetrol River, Ocean and Offshore Supply Business represented $92,000 or 29% of the Company's consolidated revenues and revenues from one customer of Ultrapetrol River Business represented $49,600 or 16% of the Company's consolidated revenues.

The loss of any of these significant customers could have a material adverse effect on the Company´s results of operations if there were not replaced by other customers.

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

Chief executive officer

On November 10, 2014 we entered into a consulting agreement with a company controlled by our chief executive officer. Under this  consulting agreement the Company granted on November 10, 2014 to this company, stock options to purchase a total of 1,600,000 shares of common stock at an exercise price of $2.73 per share. These stock options will be vested on a ratable basis over a period of three years on each anniversary following the grant date. The options shall be non-transferable. The term of the options shall be for a period of ten years following the date of grant.

Chief financial officer

On April 29, 2013 we entered into a consulting agreement with a company controlled by our chief financial officer. Under this  consulting agreement the Company granted on April 29, 2013 to this company, stock options to purchase a total of 814,433 shares of common stock at an exercise price of $2.40 per share. These stock options will be vested on a ratable basis over a period of three years on each anniversary following the grant date. The options shall be non-transferable. The term of the options shall be for a period of ten years following the date of grant.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Vice president international finance

On July 20, 2006 we entered into a separate consulting agreement that became effective upon completion of our IPO (October 18, 2006) with a company controlled by our former chief financial officer (currently our vice president international finance) for work he performs for us in various different jurisdictions. On October 29, 2009 the consulting agreement was renewed for a three-year period and on October 29, 2012 it was further renewed for another three-year period.

-	Restricted common stock awards

In connection with the 2012 consulting agreement the Company awarded a total of 19,375 shares of restricted stock at no cost to the company mentioned above.  These shares are non-transferable until they vest, which occurs on the third anniversary date of the grant date (October 29, 2015), subject to earlier forfeiture upon termination of the consultant's appointment with the Company. During the vesting period, the shares have voting rights and cash dividends will be paid if declared. The fair market value of the Company's share on the grant date was $1.43.

-	Stock options awards

Additionally and in connection with the 2012 consulting agreement, on October 29, 2012 the Company awarded to the company mentioned in the paragraph above options to purchase a total of 19,375 shares of common stock of the Company, which will be granted over three years in equal annual installments and cliff vest in one year.  The options shall be granted with an exercise price equal to the fair market value of a share of common stock of the Company on the applicable date on which the option is granted. The options shall be non-transferable. The term of the options shall be for a period of ten years following the date of grant.

In relation with the 2006 consulting agreements, on October 18, 2006, the Company awarded to the company controlled by our former chief financial officer (actually our vice president, international finance), stock options to purchase a total of 38,750 shares of common stock at an exercise price of $11.00 per share. These stock options are fully vested. The options shall be non-transferable.  The term of the options shall be for a period of ten years following the date of grant.

Former chief executive officer and former executive vice president

On July 20, 2006 we entered into separate consulting agreements that became effective upon completion of our IPO (October 18, 2006) with companies controlled by our former chief executive officer, and our former executive vice president, for work they perform for us in various different jurisdictions. On October 29, 2009 the consulting agreements were renewed for a three-year period. On October 29, 2012 the consulting agreements were further renewed for another three-year period.

On September 3, 2014 in relation with the share purchase agreement mentioned in Note 1, the Company terminated without cause the consulting agreements mentioned above and the employment agreements entered into with our former chief executive officer and our former executive vice president.

Severance and termination cash payments for the termination of the employment and consulting agreements for our former chief executive officer and our former executive vice president was $5,659 which were included in Administrative and commercial expenses in the accompanying consolidated statement of operations for the year ended December 31, 2014.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-	Restricted common stock awards

In connection with the 2012 consulting agreements the Company granted an award of 155,000 restricted common stocks at no cost of each of these companies with an aggregate value of $222 on the date of grant for each company. These shares are non-transferable until they vest, which occurs on the third anniversary date of the grant date (October 29, 2015).

On September 3, 2014, the vesting of unvested restricted stock awards were accelerated upon the termination without cause of the consulting agreements.

-	Stock options awards

In connection with the 2012 consulting agreement, on October 29, 2012 the Company awarded to the two companies mentioned above options to purchase a total of 155,000 shares of common stock of the Company to each of these companies which would be granted over three years in equal annual installments.  The options shall be granted with an exercise price equal to the fair market value of a share of common stock of the Company on the applicable date on which the option is granted.

The exercise price of the Company stock of the first, second and third installment of the stock option award was $1.52, $3.66 and $3.31, respectively.

On September 3, 2014, the vesting of unvested stock options awards were accelerated upon the termination without cause of the consulting agreements.

During the year ended December 31, 2014, the aggregate intrinsic value of exercised stock options was $877.

In relation with the 2006 consulting agreements, on October 18, 2006, the Company awarded to the two companies mentioned above stock options to purchase a total of 310,000 shares of common stock of the Company at an exercise price of $11.00 per share.  These stock options were fully vested and forfeited during the year ended December 31, 2014.

Non-employee director

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

Activity with respect to restricted common stock is summarized as follows:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the years ended December 31,
	2014	2013	2012

Nonvested shares outstanding at January 1	329,375	329,375	680,781
Granted	-	-	329,375
Vested	(310,000)	-	(524,312)
Forfeited	-	-	(156,469)
Nonvested shares outstanding at December 31	19,375	329,375	329,375

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

The weighted average assumptions for stock options granted during the years ended December 31, were as follows:

	For the years ended December 31,
	2014	2013	2012
Dividend yield	—%	—%	—%
Risk-free interest rate	1.65%	0.75%	0.76%
Expected term (in years)	6.00	5.90	5.50
Expected volatility	69%	80%	82%

Based on the above assumptions, the weighted-average grant date fair value of stock options granted during the years ended December 31, 2014, 2013 and 2012 was $1.83, $1.68 and $0.96, respectively.

Activity and related information with respect to the Company's stock options is summarized as follows:

	For the years ended December 31,
	2014		2013		2012
	Shares	Exercise price	Shares	Exercise price	Shares	Exercise price

Under option at January 1	1.382,767	$4.58	458,542	$8.71	348,750	$11.00
Options granted	1.709,791	2.77	924,225	2.54	109,792	1.43
Options exercised	(310,000)	2.83	-	-	-	-
Options forfeited or expired	(310,000)	11.00	-	-	-	-
Under option at December 31	2.472,558	$2.75	1,382,767	$4.58	458,542	$8.71
Options exercisable at December 31	323,144	$3.44	458,542	$8.71	348,750	11.00

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

At December 31, 2014 the aggregate intrinsic value of all outstanding options and all vested exercisable options outstanding was $9.

Total stock based compensation expenses was $1,073, $575 and $530, respectively for the years ended December 31, 2014, 2013 and 2012 and is recorded in the same line items used for cash compensation. The unrecognized compensation cost at December 31, 2014 was $3,354 which is expected to be recognized $1,402 in 2015, $1,114 in 2016 and $838 in 2017.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL
CONDENSED CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 2014
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$435,905	$53,715	$1,785	$(490,938)	$467
Other current assets	646	36,647	71,989	-	109,282
Total current assets	436,551	90,362	73,774	(490,938)	109,749

Noncurrent assets
Vessels and equipment, net	-	287,425	430,750	(770)	717,405
Investment in affiliates	142,761	-	186	(142,761)	186
Other noncurrent assets	7,449	29,298	32,974	-	69,721
Total noncurrent assets	150,210	316,723	463,910	(143,531)	787,312
Total assets	$586,761	$407,085	$537,684	$(634,469)	$897,061

Current liabilities
Payable to related parties	$-	$273,909	$218,665	$(490,938)	$1,636
Current portion of long-term financial debt	-	6,420	26,509	-	32,929
Other current liabilities	5,079	36,932	15,937	-	57,948
Total current liabilities	5,079	317,261	261,111	(490,938)	92,513

Noncurrent liabilities
Due to affiliates	$-	$-	$-	$-	$-
Long-term financial debt	225,960	42,263	164,882	-	433,105
Other noncurrent liabilities	-	279	15,442	-	15,721
Total noncurrent liabilities	225,960	42,542	180,324	-	448,826
Total liabilities	231,039	359,803	441,435	(490,938)	541,339

Total equity	355,722	47,282	96,249	(143,531)	355,722
Total liabilities and equity	$586,761	$407,085	$537,684	$(634,469)	$897,061

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$205,759	$215,259	$(57,343)	$363,675

Operating expenses	(12,847)	(257,048)	(164,520)	57,401	(377,014)
Operating (loss) profit	(12,847)	(51,289)	50,739	58	(13,339)

Investment in affiliates	(38,342)	-	(1,056)	38,342	(1,056)
Other income (expenses)	(1,087)	(14,688)	(17,041)	-	(32,816)
(Loss) income before income tax	(52,276)	(65,977)	32,642	38,400	(47,211)

Income tax benefit (expense)	-	(810)	(4,255)	-	(5,065)
Net (loss) income	(52,276)	(66,787)	28,387	38,400	(52,276)

Net income attributable to noncontrolling interest	-	-	-	-	-
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(52,276)	$(66,787)	$28,387	$38,400	$(52,276)

Comprehensive income (loss)	$(51,789)	$(66,787)	$28,874	$37,913	$(51,789)

Comprehensive income attributable to noncontrolling interest	-	-	-	-	-

Comprehensive income (loss) attributable to Ultrapetrol (Bahamas) Limited	$(51,789)	$(66,787)	$28,874	$37,913	$(51,789)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$294,261	$159,120	$(42,164)	$411,217

Operating expenses	(7,459)	(287,214)	(123,600)	42,222	(376,051)
Operating (loss) profit	(7,459)	7,047	35,520	58	35,166

Investment in affiliates	21,051	-	(520)	(21,051)	(520)
Other income (expenses)	(6,224)	(6,816)	(7,088)	-	(20,128)
(Loss) income before income tax	7,368	231	27,912	(20,993)	14,518

Income tax benefit (expense)	-	(4,098)	(2,499)	-	(6,597)
Net (loss) income	7,368	(3,867)	25,413	(20,993)	7,921

Net income attributable to noncontrolling interest	-	-	-	553	553
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$7,368	$(3,867)	$25,413	$(21,546)	$7,368

Comprehensive (loss) income	$8,150	$(3,867)	$26,195	$(21,741)	$8,737

Comprehensive income attributable to noncontrolling interest	-	-	-	587	587

Comprehensive (loss) income attributable to Ultrapetrol (Bahamas) Limited	$8,150	$(3,867)	$26,195	$(22,328)	$8,150

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$207,429	$140,530	$(34,790)	$313,169

Operating expenses	(7,548)	(226,864)	(138,608)	34,732	(338,288)
Operating (loss) profit	(7,548)	(19,435)	1,922	(58)	(25,119)

Investment in affiliates	(49,470)	-	(1,175)	49,470	(1,175)
Other income (expenses)	(6,639)	(24,859)	(7,941)	-	(39,439)
(Loss) income before income tax	(63,657)	(44,294)	(7,194)	49,412	(65,733)

Income tax benefit (expense)	-	3,044	(75)	-	2,969
Net (loss) income	(63,657)	(41,250)	(7,269)	49,412	(62,764)

Net income attributable to noncontrolling interest	-	-	-	893	893
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(63,657)	$(41,250)	$(7,269)	$48,519	$(63,657)

Comprehensive (loss) income	$(64,198)	$(41,250)	$(7,810)	$49,934	$(63,324)

Comprehensive income attributable to noncontrolling interest	-	-	-	874	874

Comprehensive (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(64,198)	$(41,250)	$(7,810)	$49,060	$(64,198)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2014

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net cash (used in) provided by operating activities	$(9,144)	$(24,147)	$68,545	$-	$35,254

Intercompany sources	(12,369)	77,888	(65,519)	-	-
Non-subsidiary sources	-	(51,050)	9,405	-	(41,645)
Net cash (used in) provided by investing activities	(12,369)	26,838	(56,114)	-	(41,645)

Intercompany sources	-	-	-	-	-
Non-subsidiary sources	877	(6,370)	(25,759)	-	(31,252)
Net cash (used in) provided by financing activities	877	(6,370)	(25,759)	-	(31,252)
Net (decrease) increase in cash and cash equivalents	$(20,636)	$(3,679)	$(13,328)	$-	$(37,643)

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

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

BALANCE SHEETS AT DECEMBER 31, 2014 AND 2013
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2014	2013
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$380	$21,016
Receivables from related parties	435,905	423,536
Other current assets	266	-
Total current assets	436,551	444,552

NONCURRENT ASSETS

Investments in affiliates	142,761	180,616
Other noncurrent assets	7,449	8,974
Total noncurrent assets	150,210	189,590
Total assets	$586,761	$634,142

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Other current liabilities	$5,079	$2,511
Total current liabilities	5,079	2,511

NONCURRENT LIABILITIES

2021 Senior Notes	225,960	226,070
Total noncurrent liabilities	225,960	226,070
Total liabilities	231,039	228,581

STOCKHOLDERS EQUITY

Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 and 140,419,487 shares outstanding in 2014 and 2013, respectively	1,446	1,443
Additional paid-in capital	490,469	488,522
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(115,384)	(63,108)
Accumulated other comprehensive loss	(1,321)	(1,808)
Total stockholders' equity	355,722	405,561
Total liabilities and stockholders' equity	$586,761	$634,142

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL (BAHAMAS) LIMITED (PARENT COMPANY ONLY)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Stated in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2014	2013	2012
OPERATING EXPENSES

Administrative and commercial expenses	$(12,847)	$(7,459)	$(7,548)
Operating loss	(12,847)	(7,459)	(7,548)

OTHER INCOME (EXPENSES)

Financial expense	(920)	(1,916)	(8,323)
Financial loss on extinguishment of debt	-	(4,554)	-
Investments in affiliates	(38,342)	21,051	(49,470)
Other, net	(167)	246	1,684
Total other income (expenses), net	(39,429)	14,827	(56,109)
(Loss) Income before income tax	(52,276)	7,368	(63,657)

Income tax	-	-	-
Net (loss) income	$(52,276)	$7,368	$(63,657)

(LOSS) INCOME PER SHARE - BASIC AND DILUTED	$(0,37)	$0,05	$(1,80)

Basic weighted average number of shares	140,292,249	140,090,112	35,382,913
Diluted weighted average number of shares	140,292,249	140,326,764	35,382,913

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL (BAHAMAS) LIMITED (PARENT COMPANY ONLY)

STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2014	2013	2012

Net (loss) income	$(52,276)	$7,368	$(63,657)

Other comprehensive income (loss):

Equity interest in investee's other comprehensive income (loss)	487	782	(541)

Comprehensive (loss) income, net of income tax effect of $0	$(51,789)	$8,150	$(64,198)

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL (BAHAMAS) LIMITED (PARENT COMPANY ONLY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2014	2013	2012

Net cash (used in) operating activities	$(9,144)	$(10,370)	$(11,232)

CASH FLOWS FROM INVESTING ACTIVITIES

(Increase) decrease in loans to related parties	(12,369)	(116,193)	(10,019)
Net cash (used in) investing activities	(12,369)	(116,193)	(10,019)

CASH FLOWS FROM FINANCING ACTIVITIES

Prepayment of 2017 Senior Convertible Notes	-	(80,000)	-
Prepayment of 2014 Senior Notes	-	(180,000)	-
Proceeds from issuance of 2021 Senior Notes, net of issuance costs	-	216,654	-
Proceeds from issuance of common stock, net of expenses	877	-	219,122
Purchase of subsidiary shares from noncontrolling interest	-	(10,250)	-
Net cash (used in) provided by financing activities	877	(53,596)	219,122
Net (decrease) increase in cash and cash equivalents	(20,636)	(180,159)	197,871
Cash and cash equivalents at the beginning of year	21,016	201,175	3,304
Cash and cash equivalents at the end of year	380	$21,016	$201,175

Supplemental disclosure of cash flow information:

Interest paid	$19,969	$22,815	$22,000
Income taxes paid	-	-	-

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL (BAHAMAS) LIMITED (PARENT COMPANY ONLY)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2014, 2013 and 2012, did not receive cash dividends from its subsidiaries.

On June 10 and October 2, 2013 the Parent Company issued $200,000 and $25,000, respectively of its 2021 Senior Notes, which are due on June 15, 2021.

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

See Note 5 "Long-term financial debt" to the consolidated financial statements for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED

We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule listed in the index at Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Ultrapetrol (Bahamas) Limited's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 16, 2015 expressed an unqualified opinion thereon.

Buenos Aires, Argentina	/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
April 16, 2015	Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED

We have audited Ultrapetrol (Bahamas) Limited's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Ultrapetrol (Bahamas) Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Ultrapetrol (Bahamas) Limited maintained, in all material respects, effective internal control over financial reporting at December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014 of Ultrapetrol (Bahamas) Limited and subsidiaries and our report dated April 16, 2015 expressed an unqualified opinion thereon.

Buenos Aires, Argentina	/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
April 16, 2015	Member of Ernst & Young Global

ITEM 19 – EXHIBITS

Exhibit Number	Description

1.1	Fifth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited.(1)
1.1.1	Sixth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited.(12)
1.1.2	Seventh Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited.(13)
1.2.3	Eighth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited(14)
1.2	Second Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited(2)
1.2.1	Third Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited.(12)
1.2.2	Fourth Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited(14)
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

4.20	Amended and Restated Registration Rights Agreement by and among Ultrapetrol (Bahamas) Ltd., Sparrow Capital Investments Ltd. and Sparrow CI Sub Ltd.(14)
7	Statement of Ratio of Earning to Fixed Charges

8.1	Subsidiaries of Ultrapetrol (Bahamas) Limited (contained in Item 4.C.—Information on the Company—Organizational Structure in this Form 20-F)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer

13.2	Section 906 Certification of Chief Financial Officer
101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

(1)	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed with the Securities and Exchange Commission on April 18, 2007 (Reg. No. 333-141485).
(2)	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed with the Securities and Exchange Commission on September 26, 2006 (Reg. No. 333-132856).
(3)	Incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol Bahamas) Limited filed with the Securities and Exchange Commission on January 24, 2005 (Reg. No. 333-122254).
(4)	Incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856).
(5)	Incorporated by reference to the Form 6-K of Ultrapetrol (Bahamas) Limited submitted to the Securities and Exchange Commission on February 18, 2010.
(6)	Incorporated by reference to the Form 20-F of Ultrapetrol (Bahamas) Limited filed with the Securities and Exchange Commission on March 15, 2012.
(7)	Incorporated by reference to Exhibit 1 of the Form 6-K of Ultrapetrol (Bahamas) Limited submitted to the Securities and Exchange Commission on November 14, 2012.
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

(12)	Incorporated by reference to the Form 6-K of Ultrapetrol (Bahamas) Limited submitted to the Securities and Exchange Commission on June 8, 2012.
(13)	Incorporated by reference to the Form 6-K of Ultrapetrol (Bahamas) Limited submitted to the Securities and Exchange Commission on December 12, 2012.
(14)	Incorporated by reference to the Form 6-K of Ultrapetrol (Bahamas) Limited submitted to the Securities and Exchange Commission on September 5, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ULTRAPETROL (BAHAMAS) LIMITED

By: /s/ Cecilia Yad
Name: Cecilia Yad
Title:  Chief Financial Officer

April 16, 2015