Form 20-F
period 2015-12-31
ULTRAPETROL BAHAMAS LTD
filed 2016-04-18
CIK 1062781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to __________

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

Cecilia Yad. Tel.: 1 (242) 364-4755. E-mail: cyad@ultrapetrol.net. Address: Ocean Centre,
Montagu Foreshore, East Bay St.,
P.O. Box SS-19084, Nassau, Bahamas.
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $0.01 par value	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:       None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:     8⅞% First Preferred Ship Mortgage Notes due 2021 ("2021 Notes")
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

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
Large accelerated filer [_]          Accelerated filer [_]              Non-accelerated filer [X]
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
Yes [_]    No [_]

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this report in the section titled "Risk Factors" in Item 3.D of this report. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:
•	future operating or financial results;
•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
•	general market conditions and trends, including charter rates, vessel values and factors affecting vessel supply and demand;
•	our ability to obtain additional financing, amend existing facilities, refinance or restructure existing facilities or receive waivers or extensions by creditors as necessary;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	our expectations about the availability of vessels to purchase, the time that it may take to construct and obtain delivery of new vessels, or vessels' useful lives;
•	our dependence upon the abilities and efforts of our management team;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;
•	the highly competitive nature of the shipping transportation industry;
•	the loss of one or more key customers or market or non-market conditions affecting one or more of our key customers;
•	fluctuations in foreign exchange rates and inflation in the economies of the countries in which we operate, including wage inflation as a result of trade union negotiations;
•	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs;
•	potential liability from future litigation; and
•	other factors discussed in the section titled "Risk Factors" in Item 3.D of this report.

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
The following summary financial information set forth below for Ultrapetrol (Bahamas) Limited, or the Company, is for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 and has been derived from the Company's Financial Statements.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Statement of Operations Data (1):
Revenues (2)	$347,477	$363,675	$411,217	$313,169	$304,482
Operating and manufacturing expenses (3)	(242,100)	(267,602)	(297,478)	(254,427)	(224,607)
Depreciation and amortization	(51,132)	(53,417)	(42,535)	(43,852)	(39,144)
Loss on write- down of vessels, goodwill and intangible assets	(8,030)	(10,511)	--	(16,000)	--
Administrative and commercial expenses	(48,292)	(47,081)	(41,730)	(32,385)	(29,604)
Other operating income, net	1,859	1,597	5,692	8,376	8,257
Operating (loss) profit	(218)	(13,339)	35,166	(25,119)	19,384

Financial expense	(36,079)	(35,097)	(33,551)	(35,793)	(35,426)
Foreign currency exchange (losses) gains, net	(4,820)	2,089	18,849	(2,051)	(2,552)
Financial loss on extinguishment of debt	--	--	(5,518)	(940)	--
Financial income	68	105	170	6	332
Loss on derivatives, net	--	(1)	(142)	--	(16)
Investments in affiliates	(817)	(1,056)	(520)	(1,175)	(1,073)
Other, net	172	88	64	(661)	(621)

(Loss) income before income taxes	(41,694)	(47,211)	14,518	(65,733)	(19,972)
Income taxes (expense) benefit	(6,310)	(5,065)	(6,597)	2,969	1,737

Net (loss) income	$(48,004)	$(52,276)	$7,921	$(62,764)	$(18,235)

Net (Loss) Income attributable to noncontrolling interest	--	--	553	893	570
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(48,004)	(52,276)	7,368	(63,657)	(18,805)

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Amounts attributable to Ultrapetrol (Bahamas) Limited:
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(48,004)	(52,276)	7,368	(63,657)	(18,805)
Basic and diluted (loss) income per share of Ultrapetrol (Bahamas) Limited:	$(0.34)	$(0.37)	$0.05	$(1.80)	$(0.64)

Basic weighted average number of shares	140,713,509	140,292,249	140,090,112	35,382,913	29,547,365
Diluted weighted average number of shares (4)	140,713,509	140,292,249	140,326,764	35,382,913	29,547,365

Balance Sheet Data (end of period) (1):
Cash and cash equivalents	$45,193	$34,982	$72,625	$222,215	$34,096
Restricted cash - current	10,779	11,246	12,132	5,968	6,819
Working capital (5)	(383,797)	17,236	104,316	108,245	32,245
Vessels and equipment, net	669,087	717,405	715,431	647,519	671,445
Total assets	849,316	897,061	980,011	1,010,318	830,287
Total debt (6)	475,002	467,547	500,049	522,410	517,762
Common Stock	1,446	1,446	1,443	1,443	339
Number of shares outstanding	140,729,487	140,729,487	140,419,487	140,419,487	30,011,628
Ultrapetrol (Bahamas) Limited stockholders' equity	309,614	355,722	405,561	399,751	244,297
Noncontrolling interest	--	--	--	6,748	5,874
Total equity	309,614	355,722	405,561	406,499	250,171

Statement of Cash Flow Data (1):
Total cash flows provided by used in operating activities	37,000	35,254	19,847	(3,935)	14,757
Total cash flows used in investing activities	(24,324)	(41,645)	(120,726)	(32,513)	(97,863)
Total cash flows (used in) provided by financing activities	(2,465)	(31,252)	(48,711)	224,567	11,632
EBITDA as defined in the 2021 Notes (7)	53,147	51,413	97,067	32,045	54,028
Adjusted Consolidated EBITDA (7)	$53,147	$57,072	$97,067	$32,045	$54,028

(1)
The consolidated financial statements at December 31, 2015, included elsewhere herein have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

(2)
Includes total revenues from transportation and services of $330.6 million and $16.9 million from manufacturing in 2015; revenues from transportation and services of $347.7 million and $16.0 million from manufacturing in 2014; revenue from transportation and services $345.6 million and $65.6 million from manufacturing in 2013; revenues from transportation and services of $282.9 million and $30.3 million from manufacturing in 2012 and revenues from transportation and services of $285.4 million and $19.1 million from manufacturing in 2011.

(3)
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

(4)	Not applicable when a net loss is reported

(5)	Current assets less current liabilities.

(6)	Includes accrued interest and unamortized premium on the 2021 Notes.

(7)	The following table reconciles our "EBITDA as defined in the 2021 Notes" and "Adjusted Consolidated EBITDA" to our cash flows from operating activities:

	Year Ended December 31,

	2015		2014		2013		2012		2011
	(Dollars in thousands)
Net cash provided by (used in) operating activities from continuing operations	$37,000		$35,254		$19,847		$(3,935)		$14,772
Net cash (used in) provided by operating activities from discontinued operations	--		--		--		--		(15)
Total cash flows from operating activities	37,000		35,254		19,847		(3,935)		14,757
Plus
Adjustments from continuing operations
Increase / Decrease in operating assets and liabilities	(23,875)		(35,053)		34,098		(842)		7,945
Expenditure for drydocking	7,580		10,107		10,150		5,978		3,478
Income taxes expense (benefit)	6,310		5,065		6,597		(2,969)		(1,737)
Financial expenses	36,079		35,097		33,551		35,793		35,426
Losses on derivatives, net	--		--		(216)		--		(16)
Gain on disposal of assets	--		--		--		3,564		--
Contribution from sale and lease back	(400)		(401)		1,498		2,086		--
Allowance for doubtful accounts	(228)		(720)		(2,467)		(1,266)		(598)
Net loss (income) attributable to non-controlling interest	--		--		(553)		(893)		(570)
Other adjustments	(4,848)		1,253		(3,806)		(3,922)		(4,475)
Change in valuation allowance of deferred income tax assets	(4,471)		811		(1,632)		(1,549)		(197)

Adjustments from discontinued operations	--		--		--		--		15

EBITDA as defined in the 2021 Notes	53,147	t	51,413		97,067		32,045		54,028
SPA closing termination payments	--		5,659		--		--		--

Adjusted Consolidated EBITDA	$53,147	t	$57,072	t	$97,067	t	$32,045	t	$54,028	t

The use of the terms "EBITDA as defined in the 2021 Notes" and "Adjusted Consolidated EBITDA" in the current filing rather than EBITDA as has been used in previous filings, is responsive to the U.S. Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "EBITDA as defined in the 2021 Notes" and "Adjusted Consolidated EBITDA" rather than EBITDA.
EBITDA as defined in the 2021 Notes consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-down of vessels). The calculation of EBITDA as defined in the 2021 Notes excludes from all items those amounts corresponding to unrestricted subsidiaries under the indenture governing our 8⅞% First Preferred Ship Mortgage 2021 Notes, or the Indenture, from the time of designation as such. Adjusted Consolidated EBITDA represents EBITDA as defined in the 2021 Notes before SPA closing termination payments. We have provided EBITDA as defined in the 2021 Notes in this report because we use it to and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture. We do not intend for EBITDA as defined in the 2021 Notes or Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP and it should not be considered as an alternative to measure our liquidity. The foregoing definitions of EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA may differ from other definitions of EBITDA or Consolidated EBITDA used in the financial covenants of our other credit facilities as further described under "Description of Credit Facilities and other Indebtedness" elsewhere in this annual report on Form 20-F. EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA are available for management's discretionary use. EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA have limitations as analytical tools and should not be considered in isolation, or as substitutes for analysis of our results as reported. These limitations include, among others, the following:

•	EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
•	EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA do not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA do not include income taxes, which are a necessary and ongoing cost of our operations;
•	EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;
•	EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA do not reflect the amortization of drydocking, or the cash requirements necessary to fund the scheduled dry docks of our vessels;
•	Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future and EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA do not reflect any cash requirements for such replacements; and
•	EBITDA as defined in the 2021 Notes and Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.
B.	CAPITALIZATION AND INDEBTEDNESS
Not Applicable.
C.	FOR THE OFFER AND USE OF PROCEEDS
Not Applicable.
D.	FACTORS
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

The factors that influence demand for vessel capacity include:
•	supply and demand for petroleum and petroleum products, technological products, iron ore, coal and grains as well as other cargo transported by vessels;
•	refining capacity of petroleum and petroleum products, and crushing or manufacturing capacity with respect to other cargo transported by other vessels such as soybeans;
•	global and regional economic and political conditions;
•	actions taken by OPEC and major oil producers and refiners;
•	the distance cargo is transported by vessels;
•	prevailing oil and natural gas prices and expectations about future prices and price volatility;
•	changes in transportation patterns;
•	environmental and other legal and regulatory developments;
•	currency exchange rates;
•	weather and climate conditions;
•	competition from alternative sources of energy; and
•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.
The factors that influence the supply of shipping capacity include:
•	current and expected new buildings of vessels;
•	shipbuilding capacity and the prices charged for new shipbuilding contracts;
•	the number and carrying capacity of newbuilding deliveries;
•	the scrapping rate of existing vessels;
•	the conversion of vessels to other uses;
•	the price of steel;
•	the prevalence or frequency of slow steaming;
•	the number of vessels that are out of service; and
•	environmental concerns and regulations.
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

The rates we charge and the quantity of cargo we are able to transport in our River Business can also be affected by:
•	demand for the goods we ship in our barges;
•	adverse river conditions, such as flooding and droughts, that slow or stop river traffic or reduce the quantity of cargo that we can carry in each barge;
•	navigational incidents involving our or a third party's equipment resulting in disruptions of our programs;
•	any incidents or operational disruptions to ports, terminals or bridges along the rivers on which we operate;
•	changes in the quantity or capacity of barges available for river transport through the entrance of new competitors or expansion of operations by existing competitors;
•	disruption or ceasing of production of iron ore at the mines or lack of transportation to ports of loading;
•	the availability of transfer stations and cargo terminals for loading of cargo on and off barges;
•	the ability of buyers of commodities to open letters of credit and generally the ability of obtaining trade financing on reasonable terms or at all;
•	the availability and price of alternative means of transporting goods in and out of the Hidrovia Region; and
•	the age of our vessels which will have increasing off hire periods which reduce their efficiency and which will eventually be retired.
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
In most of the markets in which we currently operate we engage in cabotage or regional trades that have restrictive rules and regulations on a region by region basis. Our operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Brazilian cabotage for Brazilian-flagged vessels, such as some of our Platform Supply Vessels, or PSVs. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on our cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of our vessels in those trades) or less restrictive (which could result in increased competition in these markets). The recent drop in crude oil prices led to a reduced activity in offshore markets and, subsequently, to a decrease in the demand for PSVs. As a result, many oil companies cancelled their contracts with PSV operators, which increased dramatically the number of PSVs laid-up, many of which are foreign flagged since local authorities no longer granted permission for these vessels to operate in Brazil given the increase the number of available Brazilian flag vessels. Under the current conditions, foreign flag vessels can only operate in Brazil with Brazilian Special Registres ("REB Rights"), which grant foreign flag vessels with similar privileges than Brazilian flag vessels.
Some of the contracts under which our foreign flag vessels are employed in Brazil, Argentina or Paraguay require periodical extensions by the respective flag authorities of their authorizations to operate under the respective cabotage laws. Those extensions may be delayed or rejected as some of them were in 2015, when a decree authorizing foreign flagged vessels to operate under lease in Paraguay expired, which may have an adverse effect to our results.

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
Some of the factors that influence the supply and demand for our PSVs include:
•	worldwide demand for oil and natural gas;
•	prevailing oil and natural gas prices and expectations about future prices and price volatility;
•	in the Brazilian market, the condition of Petrobras;
•	the cost of offshore exploration, production and transportation of oil and natural gas;
•	consolidation of oil and gas service companies operating offshore;
•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;
•	local and international political and economic conditions and policies;
•	technological advances affecting energy production and consumption;
•	weather conditions;
•	environmental and other governmental regulations;
•	volatility in oil and gas exploration, development and production activity;
•	the number of newbuilding deliveries; and
•	deployment of additional PSVs to areas in which we operate.

Changes in the petroleum products markets could result in decreased demand for our product tankers and related services.
Demand for our and our chartered-in product tankers as well as for services in transporting petroleum products will depend upon world and regional petroleum product markets. Any decrease in shipments of petroleum products in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of petroleum products, including competition from alternative energy sources. In the long-term it is possible that demand for petroleum products may be reduced by an increased reliance on alternative energy sources, by a drive for increased efficiency in the use of petroleum products as a result of environmental concerns, or by high oil prices. Higher prices and/or a recession affecting the U.S. and or world economies may result in protracted reduced consumption of petroleum products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Our vessels and our reputation are at risk of being damaged due to operational hazards that may lead to unexpected consequences, which may adversely affect our earnings.
Our vessels and their cargos are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, structural failures, human error, war, terrorism, piracy and other circumstances or events. All of these hazards can also result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates or loss of insurance cover, damage to our customer relationships that could limit or delay our ability to successfully compete for charters, which could adversely affect our business. Further, if one of our vessels were involved in an incident with the potential risk of environmental pollution, the resulting media coverage could adversely affect our business.
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
Although no vessels managed by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, including Iran, Sudan and Syria, in the future, on instructions from their charterers vessels managed by us may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities and such sanctions and embargo laws and regulations may be amended over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.
In 2012, President Barack Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contact with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (the "Iran Threat Reduction Act"), which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the Joint Plan of Action ("JPOA"). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and European Union would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the United States and European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries, initially for the six-month period beginning January 20, 2014 and ending July 20, 2014. The JPOA has since been extended on multiple occasions.
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program (the "JCPOA"), which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016 ("Implementation Day"), the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency ("IAEA") that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.
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
Since 2008, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity. The governments around the world have taken significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 in the United States and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may affect permanent changes in law or interpretations of existing laws. We cannot predict what, if any, such measures would be, but changes to securities, tax, environmental, or the laws of regulations, could have a material adverse effect on our results of operations, financial condition or cash flows.
If economic conditions throughout the world do not improve, it may impede our operations.
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling, slower economic growth of China, turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and, therefore, our services. Such changes could adversely affect our results of operations and cash flows.

The United States, the European Union and other parts of the world continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities have implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC and other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may affect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed.
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
The state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing or refinancing on acceptable terms and otherwise negatively impact our business.
Global financial markets and economic conditions have been, and continue to be, volatile. Operating businesses in the global economy have faced tightened credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased spreads, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
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

As a result of the impairment review as of December 31, 2015, the Company determined that the carrying amounts of its assets held for use were recoverable. However, at December 31, 2015, the Company reclassified one of its product tankers as held for sale and recorded a loss of $2.4 million to write down the carrying amount to its estimated fair value.
Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.
Compliance with safety, environmental, governmental and other requirements may be very costly and may adversely affect our business.
The shipping industry is subject to extensive and changing international conventions and treaties, national, state and local environmental and operational safety laws and regulations in force in international waters and the jurisdictional waters of the countries in which the vessels operate, as well as in the country or countries in which such vessels are registered. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, US EPA VGP, EC Maritime directives,  regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, or MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the International Convention of Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Safety of Life at Sea of 1974 or SOLAS, the International Convention on Load Lines of 1966, the International Ship and Port Facility Security Code and ILO MLC 2006, the Nairobi International Convention on the Removal of Wrecks, 2007. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to the management and disposal of hazardous materials and wastes, the cleanup of oil spills and other contamination, air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the drilling activity, offshore and shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. Many of these environmental requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.
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
MARPOL requirements impose phase-out dates for vessels that are not certified as double hull. Our Product Tanker (Alejandrina) and our Product/Chemical Tankers (Austral and Mentor) are fully certified by class as double hull vessels. Our Ex oceangoing barge Parana Petrol has been converted into an iron ore transfer and storage unit for inland waterways (now called Parana Iron ) and therefore classed as a bulk carrier.
IMO requires all existing vessels to be fitted with ECDIS (Electronic Chart Display and Information Systems) to be installed on all vessels in a phased manner depending on the type and size of the vessel. Existing tankers greater than 3,000 GT are required to be fitted with ECDIS after July 1, 2015. Existing cargo ships greater than 50,000 GT are required to be installed with ECDIS by July 1, 2016. Existing cargo ships greater than 20,000GT but less than 50,000GT are required to be fitted with ECDIS by July 1, 2017. Ships Greater than 10,000GT the requirement starts from July 1, 2018. The above rule also requires navigation staff to be trained and certified in the use of ECDIS systems.

New IMO Regulations regarding life boats on load release mechanism came into force as of July 1, 2014. All existing ships and new vessels are required to have on load release mechanisms complying with the new regulations. This requires complete modification and testing of many life boats on load release mechanisms not meeting the criteria in the new rules. The rule applies at the first renewal survey after the above date.
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
USCG requirement for installation of Ballast Water treatment plant came into force as of January 1, 2016. Existing vessels with ballast capacity greater than 5,000 m3 are required to install a ballast water treatment plant at the first scheduled dry docking after the above date. Currently USCG is giving a two year extension because a USCG approved BWT system is not yet available.
US EPA VGP 2013 came into force on December 19, 2013. The new regulations stipulate use of EALs (Environmentally Acceptable Lubricants) for all equipment with oil / sea water interfaces. This applies mainly to the stern tubes of vessels with oil lubricated bearings. Most present day stern seals are not compatible with EALs and will require replacement of seals with materials compatible with EALs. This rule also applies to any equipment using lubricants which can leak and contaminate the environment. This includes transverse thruster's seals, stabilizer fin seals, deck hydraulic equipment like winches, hatch hydraulic and deck cranes, where oil leaks could over flow overboard into the water. Many of the existing equipment will require renewals of oil seals and use of expensive EALs.
The North American and Caribbean ECA regulations come into force as of January 1, 2014. This limits emissions of SOx, NOx and PM in these areas. SOx emission compliance will require vessels to burn low sulphur fuels ( less than 0.1% sulphur) in US ECA which includes 200 mile economic zone in Caribbean and along the US coast.
EU requires all vessels calling its ports and navigating within the 12 mile territorial waters must use fuels with sulphur content 0.1% or less. This in addition to the SECA European SECA areas already existing under MARPOL VI.

Countries adjoining to EU have started adopting similar regulations as EU. Turkey has announced they will enforce same sulphur limitations as EU, on vessel calling Turkish ports. More countries in the region are expected to follow with similar regulations.
China's Ministry of Transport has published new regulations introducing sulphur (SOx) emission control requirements within three Ship Emission Control Areas (ECAs): Pearl River Delta, Chang Jiang Delta and Bohai Rim (BR). These ECAs are not designated under MARPOL Annex VI.
From January 1, 2016, there will be strict enforcement of the existing international conventions and domestic laws and regulations on sulphur oxides, particulate matter and nitrogen oxides. In addition the core ports within the Chang Jiang Delta ECA will have the option to introduce a 0.5 percent sulphur limit and/or other control measures. Further information regarding implementing of these regulations are expected to be published in the middle of 2016.

From January 1, 2017, vessels at berth in core ports of the above areas must use fuel containing 0.5 percent sulphur or less.

From January 1, 2018, vessels at berth in all ports in the ECAs must use fuel containing 0.5 percent sulphur or less.

From January 1, 2019, vessels entering the ECAs must use fuel containing 0.5 percent sulphur or less.

Before December 31, 2019, an assessment will be carried out by the Chinese authorities with a view to taking one or more of the following actions:
•	reducing the maximum sulphur content to 0.1 percent for vessels entering the ECAs
•	expanding the geographical size of the emission control areas
•	considering further control measures.
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
We employ our vessels in highly competitive markets. In our Offshore Supply Business, we operate our PSVs in a highly competitive industry, which could depress charter and utilization rates and adversely affect our financial performance. We compete for business with our competitors on the basis of price; reputation for quality service; quality, suitability and technical capabilities of our vessels; safety and efficiency; cost of mobilizing vessels and national flag preference. We compete with companies that operate PSVs and RSVs, such as GulfMark, Maersk, Seacor, Tidewater, Bram Offshore, CBO, Wilson Sons and Brasmar. Some of these competitors are significantly larger than we are and have significantly greater resources than we do. Some of our competitors may build additional vessels in Brazil, which may affect our ability to employ our non-Brazilian-flagged vessels in those markets in the future. This may enable these competitors to offer their customers lower prices, higher quality service and/or greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers. Further, some of these competitors, such as Transpetro and Sete Brasil Participacoes S.A., are affiliated with or owned by the governments of certain countries and may receive government aid or legally imposed preferences or other assistance that may not be available to us.
An over-supply of offshore supply marine industry may lead to a reduction in day rates and therefore may materially impact our profitability.
Over the past decade, as offshore exploration and production activities increasingly focused on deepwater exploration, field development and production, offshore service companies, such as ours, constructed specialized offshore vessels that are capable of supporting complex deepwater projects that are generally located in challenging environments. During this time, construction of offshore vessels increased significantly in order to meet projected requirements of customers and potential customers. Excess offshore support vessel capacity usually exerts downward pressure on charter day rates. Excess capacity can occur when newly constructed vessels enter the worldwide offshore support vessel market and also when vessels migrate between markets. An increase in vessel capacity without a corresponding increase in the offshore deepwater fields work exacerbate the industry's currently oversupplied condition which may have the effect of lowering charter rates and utilization rates, which, in turn, would result in lower revenues to the Company. Prolonged periods of low utilization and day rates could also result in the recognition of impairment charges on our vessels if future undiscounted cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these vessels may not be recoverable.

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
The hull and machinery of our offshore supply fleet and ocean fleet and certain vessels in our river fleet are classed by classification societies. The classification society certifies that a vessel is in class and may also issue the vessel's safety certification in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our classed vessels are currently enrolled with classification societies that are members of the International Association of Classification Societies (IACS). In December 2013, the IACS adopted new harmonized Common Structure Rules that align with IMO goal standards, which apply to oil tankers and bulk carriers contracted to be constructed on or after July 1, 2015.
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
Risks Relating to Our Company
An event of default has occurred under our Notes, and we have entered into forbearance or waiver agreements with most of our lenders with respect to this event of default.
We have not made the payment of interest due on our Notes on December 15, 2015, which constitutes an event of default under the Notes. We have entered into forbearance or waiver agreements with most of our lenders with respect to this event of default. These agreement provide for a relief in the principal scheduled repayments on most of our Offshore loans through the forbearance period.
We are currently in negotiations with our lenders to obtain debt maturity extensions or restructuring of our debt agreements, including the Notes and our credit facilities and loan agreements, as well as extensions on the current forbearance agreements and waivers. We cannot guarantee that we will be able to obtain our lenders' consent to extend the current forbearance agreements and waivers or that our efforts to extend the maturity of or restructure our debt agreements will be successful. If we fail to remedy, or obtain a waiver of, the event of default and our forbearance agreement or waivers expire, one of our lenders may accelerate our indebtedness under the relevant debt agreement, which could trigger the cross-acceleration or cross-default provisions contained in our other debt agreements. Total debt outstanding as of December 31, 2015, was $462.7 million. The forbearance agreements aforementioned provide for the payment of fees and expenses for our and our lenders' counsels and financial advisors. Moreover, in connection with any additional amendments to our debt agreements that we obtain, or if we enter into any future credit agreements or debt instruments, our lenders may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, require the pledging of additional collateral, accelerate the amortization schedule for our indebtedness or increase the margin and lending rates they charge us on our outstanding indebtedness.
As a result of this non-compliance and of the cross default provisions contained in relevant debt agreements, the Company has classified its entire debt as of December 31, 2015, as current liabilities in the consolidated financial statements included elsewhere herein. As a result, the Company reports a working capital deficit of $383.8 million at December 31, 2015. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. The consolidated financial statements included elsewhere herein have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.
Unless we restructure our existing debt, cash on hand and cash generated from operations may not be sufficient to make scheduled payments when due.
We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to repay our debt, which could result in our debt being accelerated by our lenders as discussed above. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments and, if we are not successful in accessing the capital markets at sufficient levels, our lenders could foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. The consolidated financial statements included elsewhere herein have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

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
We are an international company and conduct almost all of our operations outside of the United States and we expect to continue doing so for the foreseeable future. Some of these operations occur in countries that are less developed and stable than the United States, such as (but not limited to) Argentina, Brazil, Chile, Paraguay, and Uruguay. Some of the risks we are exposed to by operating in these countries include among others:
•	political and economic instability, changing economic policies and conditions and war and civil disturbances;
•	limited ability to transfer funds out of the countries where we operate due to foreign currency exchange controls;
•	recessions in economies of countries in which we have business operations;
•	foreign exchange rate variances could have non-cash impacts on the financial position as well as on the tax position of our foreign subsidiaries;
•	the imposition of additional withholding taxes or other taxes on our foreign income, tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;
•	the imposition of executive and judicial decisions upon our vessels by the different governmental authorities associated with some of these countries;
•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements or changes in local cabotage rules and regulations;
•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;
•	difficulties and costs of staffing and managing our foreign operations; and
•	acts of piracy, kidnapping or terrorism.
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
The previous Argentine government required the need for authorization from government agencies or banks (which abide by the requirements set forth by those agencies) in order to purchase foreign currency (for example, to pay for imported goods and services, including royalties, leasing and dividend payments or for hoarding purposes). While the current government does not impose such restrictions so far, we cannot rule our they will be placed back in the future. If that were to happen, our subsidiaries in Argentina could find a decreased capacity to access this official foreign exchange market to acquire the necessary foreign currency to make transfers abroad for settlement of their obligations in foreign currency, and to remit dividends to their shareholders.
We may not be able to successfully renew or replace our contracts when they expire.
The process for concluding contracts and longer term time charters generally involves a lengthy and intensive screening and vetting process, as well as the submission of competitive bids. In addition to the quality and suitability of the vessel, shipping and charter contracts tend to be awarded based upon a variety of other factors associated to the vessel operator, including:

•	environmental, health and safety record;
•	compliance with local and industry regulations;
•	customer service reputation, technical and operating expertise;
•	shipping experience and quality of ship operations, including cost-effectiveness;
•	quality, experience and technical capability of crews;
•	the ability to finance vessels at competitive rates and overall financial stability;
•	relationships with shipyards and the ability to obtain suitable berths;
•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events;
•	competitiveness of the bid in terms of overall price;
•	vessel flag; and
•	ability to obtain local flag rights.
As a result of these factors, when our contracts including our long-term charters expire, we cannot assure that we will be able to replace them promptly or at all or at rates sufficient to allow us to operate our business in a profitable manner, to meet our obligations, including payment of debt service to our lenders, or to pay dividends in the future. Our ability to renew current or future charter contracts on our vessels upon expiration or termination of our current or future charters, or, on vessels that we may acquire in the future, and the charter rates payable under any replacement or new charter contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities.
In addition, if we are successful in employing our vessels under longer-term time charters, our vessels will not be available for trading in the spot market during an upturn in the market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable charter contracts, our results of operations and operating cash flow could be materially adversely affected.
We cannot guarantee that our contracts will not be terminated before their scheduled expiration.
Generally, our customers may terminate our term contracts and charters under certain circumstances such as a delay in the commencement of operations, failure to comply with minimum technical requirements of vessels, stoppage of operations without notifying our customers, failure to obtain authorization from local authorities for the vessel to remain in operation or, in some cases, due to other events beyond the control of either party. For instance, on September 9, 2015, we received notification from Petrobras regarding the early termination of the time charter contracts of the PSVs UP Amber, UP Pearl, and UP Esmeralda, effective immediately. Additionally, our UP Turquoise was blocked.
Customers may no longer need a vessel or a barge that is currently under contract for a variety of reasons, including depressed market conditions or commodity prices, economic downturns, constrained credit markets, changes in priorities or strategy or other causes outside our control. Additionally, customers may be able to obtain a similar vessel or barge at a more convenient rate. As a result, customers may attempt to renegotiate the terms and conditions of our existing or future contracts, terminate our contracts before expiration with no good reason or otherwise fail to meet their obligations under our existing or future contracts. If a customer terminates our contract prior to the contract's scheduled expiration we might not receive any compensation for such early termination or any recovery we might obtain may not fully compensate us for the loss of the contract. In any case, the early termination of a contract may result in our vessels or barges being laid up for an extended period of time. Each of these results could have a material adverse effect on our financial condition, results of operations and cash flows.
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

The spot charter market for ocean and offshore vessels may fluctuate significantly and any significant fluctuations in charter rates will result in significant fluctuations in the utilization of our ocean and offshore vessels and our profitability. In addition, our River Business also transports cargoes on the spot market for certain of our clients. The successful operation of our vessels in the highly competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile and in the past there have been periods when spot or current market time charter rates have declined below the operating cost of vessels.
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
We have not made the payment of interest due on our Notes on December 15, 2015, which constitutes an event of default under the Notes. We have entered into forbearance or waiver agreements with all our lenders with respect to this event of default. Such forbearance agreement also provides for the formation of a special committee that will, among other things, explore options and make recommendations to the Company's Board of Directors in connection with the restructuring of the Company.
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
The credit facilities of our Company and its subsidiaries and the Indenture governing our 8 ⅞ % First Preferred Ship Mortgage Notes due 2021, or the 2021 Notes, impose significant operating and financial restrictions on us that may limit our ability to successfully operate our business.
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
We have not made the payment of interest due on our Notes on December 15, 2015, which constitutes an event of default under the Notes. Moreover, as of December 31, 2015, we were not in compliance with the forward-looking minimum consolidated debt service coverage ratio covenant on several of our loans in our Offshore Supply Business and the minimum current ratio covenant of our loans with IFC and OFID, our lenders for our River Business. We have entered into forbearance or waiver agreements with all our lenders with respect to these events of default through April 30, 2016.
The restrictions in our debts require that we need to seek permission from our lenders in order to engage in certain corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders' interests may be different from our interests, and we cannot guarantee that we will be able to obtain our lenders' permission when needed. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. These potential restrictions and requirements may limit our ability to pay dividends, if any, in the future to our shareholders, finance our future operations, make acquisitions or pursue business opportunities.
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

As of December 31, 2015, we were not in compliance with certain financial covenants of certain loans in our Offshore Supply Business and our River Business. Such breaches were waived through April 30, 2016.
We are currently in negotiations with our lenders to obtain debt maturity extensions or restructuring of our debt agreements. In addition, we currently have forbearance agreements, including waivers related of our covenant breaches, in place through April 30, 2016. We cannot guarantee that we will be able to obtain our lenders' consent to subsequently extend the current forbearance agreements and waivers or that our efforts to extend the maturity of or restructure our debt agreements will be successful. If we fail to remedy, or obtain a waiver of, the event of default and our forbearance agreement or waivers expire, one of our lenders may accelerate our indebtedness under the relevant debt agreement, which could trigger the cross-acceleration or cross-default provisions contained in our debt agreements. Total debt outstanding as of December 31, 2015, was $462.7 million. Moreover, in connection with any additional amendments to our debt agreements that we obtain, or if we enter into any future credit agreements or debt instruments, our lenders may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, require the pledging of additional collateral, accelerate the amortization schedule for our indebtedness or increase the margin and lending rates they charge us on our outstanding indebtedness.
As a result of this non-compliance and of the cross default provisions contained in relevant debt agreements, the Company has classified its entire debt as of December 31, 2015, as current liabilities in the consolidated financial statements included elsewhere herein. As a result, the Company reports a working capital deficit of $383.8 million at December 31, 2015. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. The consolidated financial statements included elsewhere herein have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.
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
If our current financial condition were to worsen, or if the current oversupply of barges in the rivers where we operate was to continue, we may be forced to delay or forgo maintenance on our Punta Alvear barge building facility and possibly to shut it down for an extended period of time.
On December 15, 2015, we announced that the Company decided not to make the $10.0 million interest payment due December 15, 2015, on its outstanding 2021 Notes, which constitutes an event of default under the 2021 Notes. We have entered into forbearance or waiver agreements with most of our lenders with respect to this event of default. If our current financial condition were to worsen, we may not be able to fund the maintenance of our Punta Alvear barge building facility.
In addition, if the oversupply of dry and tank barges in the Hidrovia region were to continue for an extended period of time, we may not have the need to build up our own fleet to cover our capacity needs and may not have third party demand for our newbuilt barges, which may force us to close our barge building facility for an extended amount of time.  Restarting the barge facility may not be possible, and even if possible will likely require a large outlay of funds.
The failure of Petrobras to successfully implement its business plan for 2015-2019 could adversely affect our business.
On June 29, 2015, Petrobras announced its business plan for 2015-2019, which includes a projected capital expenditure budget of $130.3 billion between 2015 and 2019 with Exploration and Production (E&P) representing approximately 83% of the total budget, up from 70% of the previous $220.6 billion included in the 2014-2018 business plan. In addition, Petrobras' strategic objective in the E&P area is to produce an average of 3.3 million barrels of oil per day in the 2016-2020 period, under Petrobras' ownership in Brazil and abroad, by means of the acquisition of exploration rights.
Nevertheless, Petrobras has announced on January 12, 2016, the approval of a review of the Company's investment plan aimed at reducing leverage and preserving cash and focusing on priority investments, mainly oil and gas production in Brazil, given the new oil price and exchange rates scenario. This revision led to a reduction in Petrobras 2015-2019 investment plan, from $130.3 million to $98.4 million, including a 26.3% reduction in Exploration & Production expenditures in Brazil and abroad. In addition, Petrobras' 2016 budget will be 9% lower than in 2015. Given the challenging operating environment for oil companies, the investment plan could be further reduced in the coming years.

While these announcements may scale back investments, we believe that Petrobras' capital expenditure plans may provide significant opportunities within the Brazilian PSV market, particularly for companies that own or are constructing Brazilian-built vessels, and we intend to actively pursue the further expansion of our PSV operations in Brazil, including evaluating the construction of additional PSVs within Brazil, seeking chartering opportunities for newbuilt PSVs we might order in the future, and identifying opportunities to utilize the preferential rights provided by our current Brazilian-built PSVs and any future PSVs we may construct. In that regard, Petrobras announced that more than 80% of the investment plan was assigned to exploration and production activities and that the investments will be focused on deep-water production with fewer expenses in exploratory activity. Onshore and shallow-water blocks are no longer on the Petrobras's radar, unlike what happened until 2015, when it started to review its portfolio given the cash restriction amid the industry's crisis.
In the event that Petrobras scales back investment planes even further or does not successfully implement its business plan or does not otherwise capitalize on the growth opportunities and favorable Brazilian regulations, there may be fewer opportunities to employ PSVs in Brazil than we expect or even no opportunities at all. Consequently, we may not be able to expand our PSV operations in Brazil, which may adversely affect our Offshore Supply Business and results of operations.
Petrobras represented 33%, 33% and 24% of total revenues for the years ended December 31, 2015, 2014 and 2013, respectively.
Petrobras' recent corruption charges and liquidity pressures could adversely affect our business.
Petrobras is at the center of a major and wide-ranging corruption scandal involving alleged bribe-taking by Petrobras management and employees, and funneling bribes to Brazilian politicians and political parties. The scandal has resulted in a number of law suits against the company and certain individuals, and Petrobras' stock price has dropped approximately 72% since September 2014. Moody's has downgraded all ratings for Petrobras, citing concerns "about corruption investigations and liquidity pressures," among others. The scandal, the resulting loss in reputation and the downgrades may impact Petrobras' ability to raise funds in the capital markets, and may result in Petrobras' having to cut back on its capital expenditure plans. Such reduction could adversely affect the amount of exploration and production undertaken by Petrobras, which in turn could negatively affect our PSV operations in Brazil and our results of operations.
Petrobras represented 33%, 33% and 24% of our total revenues for the years ended December 31, 2015, 2014 and 2013, respectively.

Demand for many of the Company's services is impacted by the level of activity in the offshore oil exploration, development and production industry. The level of offshore oil exploration, development and production activity has historically been volatile and that volatility is likely to continue. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors that are beyond the Company's control, including:
•	general economic conditions;
•	prevailing oil and natural gas prices and expectations about future prices and price volatility;
•	assessments of offshore drilling prospects compared with land-based opportunities;
•	the cost of exploring for, producing and delivering oil offshore;
•	worldwide demand for energy, other petroleum products and chemical products;
•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;
•	federal, state, local and international political and economic conditions, and policies including cabotage and local content laws;
•	technological advances affecting exploration, development, energy production and consumption;
•	weather conditions;
•	environmental and other governmental regulations;
•	regulation of drilling activities and the availability of drilling permits and concessions; and
•	the ability of oil and natural gas companies to generate or otherwise obtain funds for capital projects.
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
A prolonged material downturns in crude oil and natural gas prices and/or perceptions of long-term lower commodity prices can negatively impact the development plans of exploration and production companies given the long-term nature of large-scale development projects, which would likely result in a corresponding decline in demand for offshore support services. In such event, we could experience a reduction in charter rates and/or utilization rates, which would have a material adverse effect on our results of operations, cash flows and financial condition. Crude oil pricing volatility has increased in recent years which could potentially impact negatively the Company's results of operations and financial condition if such price volatility affects spending and investment decisions of offshore exploration, development and production companies.

Crude oil prices have fallen 47% on average during 2015 when compared to 2014. If prices were to continue through this trend in the future it may have a significant impact on the production and extraction growth plans and even a drop in overall oil production by Petrobras which in turn could negatively affect our PSV operations in Brazil and our results of operations.

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
We engage in business activities throughout South America. For the year ended December 31, 2015, 30%, 24%, 21%, 5% and 3% of our revenues were derived from charterers domiciled or whose cargoes originate in Brazil, Argentina, Paraguay, Uruguay and Bolivia, respectively. As a result, our business is and will continue to be subject to the risks generally associated with doing business in South America.
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
As of December 31, 2015, we had total debt of approximately $462.7 million outstanding.
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
As of December 31, 2015, we were not in compliance with the forward-looking minimum consolidated debt service coverage ratio covenant on several of our loans in our Offshore Supply Business and the minimum current ratio covenant of our loans with IFC and OFID, our lenders for our River Business. Moreover, we have not made the payment of interest due on our Notes on December 15, 2015, which constitutes an event of default under the Notes. We have entered into forbearance or waiver agreements with all our lenders with respect to these events of default through April 30, 2016.

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

If we are unable to successfully implement our operational and business initiatives or if we are unable to reach agreements with our debt holders to restructure a sufficient portion of our debt, we may voluntarily seek relief under the U.S. Bankruptcy Code.

We are currently facing significant liquidity constraints and have significant amortization and other debt service requirements in the upcoming years. In addition, we are in discussions with our long-term debt creditors to refinance a substantial portion of our debt. If we are unable to generate sufficient cash flow from operations to service debt repayments or reach an agreement with our lenders to restructure a substantial portion of our debt, we may determine that it is in the Company's best interests to voluntarily seek relief through a pre-packaged, pre-arranged or other type of filing under Chapter 11 of the U.S. Bankruptcy Code, including prior to the time we would otherwise be required to do so in an acceleration event. Seeking relief under the U.S. Bankruptcy Code, if such relief does not lead to a quick emergence from Chapter 11, could have a material adverse effect on our relationships with our existing and potential customers, employees, suppliers, partners and others. Further, if we were unable to implement a plan of reorganization or if sufficient debtor-in-possession financing were not available, we could be forced to liquidate under Chapter 7 of the U.S. Bankruptcy Code. If we seek relief under the U.S. Bankruptcy Code, the common stock of the Company may have little, if any, value.

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
As of December 31, 2015, we had $48.9 million of LIBOR-based variable rate borrowings under our credit facilities with International Finance Corporation, or IFC, and The OPEC Fund for International Development, or OFID, subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum until June 2016.
As of December 31, 2015, the Company had $14.6 million of LIBOR-based variable rate borrowings under its credit facility with DVB, NIBC and ABN Amro subject to interest rate swaps, as economic hedges, to fix the interest rate of these borrowings between October 2012 and October 2016 at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, the Company had $14.4 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between March 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin. Finally, the Company had $15.4 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between October 2014 and October 2016 at a weighted average cost of debt of 1.22% per annum, excluding margin.

As of December 31, 2015, the Company had $6.0 million of LIBOR-based variable rate borrowings under its credit facility with DVB and Banco Security, subject to an interest rate swap, designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings at a weighted average interest rate of 3.39% per annum.
Additionally, as of December 31, 2015, the Company had variable rate debt (due 2016 through 2023) totaling $125.8 million. These debts call for the Company to pay interest based on LIBOR plus a 120-400 basis points margin range. Some of our existing financing agreements, within the terms and conditions contained in the relevant loan agreement, used a cost-of-funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2015, the weighted average interest rate on these borrowings was 3.4%, including margin.
A 1% increase in LIBOR or a 1% increase in the cost-of-funds used as base rate by some of our lenders would translate to a $1.3 million increase in our interest expense per year, which would adversely affect our earnings and financing cash flow.
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
On a consolidated basis, in the year ended December 31, 2015, our three largest customers were Petrobras, Cargill and Vale. In aggregate terms, our three largest customers accounted for 54% of our total revenues. In each of our business segments, we derive a significant part of our revenues from a small number of customers. Additionally, some of these customers, including many of our most significant ones, operate vessels and or barges of their own. These customers may decide to cease or reduce the use of our services for any number of reasons, including employing their own vessels. The loss of any one or a number of our significant customers, whether to our competitors or otherwise, could adversely affect our cash flow, revenues and earnings.

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

In our Offshore Supply Business, where we have chartered eight PSVs (one of which is currently blocked) and our RSV with Petrobras on long term-contracts, a portion of our charter contracts is denominated in U.S. dollars and another portion is denominated in Brazilian reales. Inasmuch as this portion in Brazilian real is intended to mitigate foreign currency exchange rate risks produced by our costs incurred in reales, it may not be enough to compensate us for significant fluctuations of the exchange rate. This could have a negative impact on our results of operations and financial position. The Brazilian real exchange rate against the U.S. dollar has seen a devaluation of 51% from the average exchange rate of the fourth quarter of 2015 as compared to the average exchange rate in the same period of 2014.
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
We purchased all of our oceangoing vessels and substantially all of our other vessels, with the exception of our PSVs and part of our river fleet, secondhand and our current business strategy generally includes growth through the acquisition of additional secondhand vessels in all our business segments. While we inspect secondhand vessels prior to their purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Consequently, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair and if not detected, may result in accidents or other incidents for which we are liable to third parties. If we purchase and operate additional secondhand vessels, we could be exposed to increased operating costs which could adversely affect our cash flows and our earnings.
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
As of December 31, 2015, we employed 273 land-based employees, 130 shipyard workers and approximately 929 seafarers as crew on our vessels. Most of these seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to almost all companies who hire such individuals as crew.
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
Strikes or labor disruptions affecting some of our key suppliers could also have a significant impact on our operations, such as those affecting stevedores, port/pilotage unions, truck drivers, steel workers, etc.
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
A reduction in the total output of the yard for any reason impacts the production cost of the barges because of the allocation of fixed costs over the total number of units produced. A severe reduction in the number of barges produced could render our production uneconomical. If the production is reduced we may not be able to reduce the labor force proportionately or we may have to incur significant severance costs to do so with a negative financial impact to us.
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
Third party sales represented 5%, 4% and 16% of total revenues for the years ended December 31, 2015, 2014 and 2013, respectively.
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
We did not derive any U.S. source shipping income for our 2013, 2014 and 2015 taxable years, and consequently we were not subject to the 4% U.S. federal income tax for those years. We may, however, derive U.S. source shipping income in our subsequent taxable year. If we derive any U.S. source shipping income in our 2016 or subsequent taxable year, we may qualify for exemption from the 4% tax under Section 883 only if we satisfy one of the ownership tests discussed below under "Tax Considerations – U.S. Federal Income Taxation – U.S. Federal Income Taxation of Our Company" for such taxable year. The ownership tests would require us, inter alia, to establish or substantiate sufficient ownership of our common shares by one or more "qualified" shareholders. These substantiation requirements are onerous and therefore there can be no assurance that we will be able to satisfy them.

Due to the factual nature of the issues involved, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2016 or subsequent taxable year. If we or our subsidiaries are not entitled to exemption under Section 883 for any such taxable year, we or our subsidiaries could be subject for those years to a 4% U.S. federal income tax on any shipping income such companies derived during the year that is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.
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
Our stock currently trades in the Nasdaq Capital Market, which requires our stock price to remain above the $1.00 value. We currently do not comply with this requirement, but have until August 22, 2016 to comply. If we cannot comply with this requirement by that time, it may have an adverse effect for the Company's shareholders to sell their stock due to reduced liquidity in the marketplace.
Effective February 23, 2016, our stock has been listed on the Nasdaq Capital Market. The Nasdaq Capital Market requires that the closing bid price of our stock cannot be below $1.00. We currently do not meet this requirement, and Nasdaq has informed us that we have until August 22, 2016 to meet this requirement. If at any time before that date our stock price is at least $1.00 for 10 consecutive business days, then the matter will be closed. If not, the Company needs to take actions to get it back up to $1.00.
As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above the price they paid for such shares. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.
Our 2015 Consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

We cannot guarantee that we will be able to obtain our lenders’ consent to extend the current Forbearance and waiver agreements or that our efforts to extend the maturity of or restructure our debt agreements will be succesful. If we fail to remedy or obtain a waiver of the event of defaults our lenders may accelerate our indebtedness under the relevant debt agreements, which could trigger the cross-acceleration or cross-default provisions contained in our other debt agreements. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business. There is a substantial doubt about the ability of the Company to continue as a going concern and about the recoverability of recorded assets.

There is no guarantee the Board of Directors of the Company will approve the recommendations made by the Special Committee formed as per the provisions in the Forbearance agreements signed with the holders of the 2021 Notes.

Our Forbearance Agreement signed with the holders of the 2021 Notes required, among other things, the Company to form a special committee that is exploring restructuring options and considering proposals for the sale of any of the company´s assets. There is no certainty that any recommendations of the special committee will be approved by the Board of Directors.

Due to market conditions, we may not be able to sell all or some of our assets at their book value or above.

Given our financial condition and our negotiations with our existing lenders, we may need to sell some of our assets, either to generate working capital or in connection with a restructuring of the Company negotiated with our existing lenders.  Due to current market conditions, when we sell such assets we may not be able to sell them at their book value or above, which could have a negative impact on the financial condition of the Company and will reduce shareholder equity.
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
On December 23, 2010, we issued $80.0 million of 7.25% Convertible Senior Notes due 2017 (the "Convertible Notes"). Under those notes, on February 13, 2012, the conversion rate and price were adjusted to 163.1312 or $6.13 per share of common stock. On January 23, 2013, in accordance with the terms of the indenture, we repurchased all $80.0 million of the outstanding Convertible Senior Notes.
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
On June 10, 2013, we issued our $200.0 million 2021 Notes. Proceeds were used to redeem the full $180.0 million plus accrued interest of our 2014 Notes and for general corporate purposes.
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
On July 10, 2013, we redeemed all $180.0 million of the 2014 Notes with proceeds of our offering of $200.0 million 2021 Notes issued on June 10, 2013.
On October 2, 2013, we closed the sale of $25.0 million in aggregate principal amount of our 021 Notes (the "Add-On Notes"), which were offered as an add-on to our then outstanding $200.0 million aggregate principal amount of 021 Notes. As a result of the offering of the Add-On Notes, we have outstanding an aggregate principal amount of $225.0 million of our 2021 Notes.

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
For more recent developments, see "Developments in 2015" and "Recent Developments" under "Item 5. Operating and Financial Review and Prospects—A. Operating Results."
B.	BUSINESS OVERVIEW
Our Company
We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as technological products through our container feeder vessels, and the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.
•	Our River Business, with 681 barges (of which 24 are under lease) and 34 pushboats as of December 31, 2015, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 54% of world soybean production in 2016, as compared to 30% in 1995. We also own a barge building facility at Punta Alvear, which is the most modern of its kind in South America, and we own an inland tank barge, Parana Iron, which has been converted into an iron ore transfer and storage unit currently employed with a non-related third party. Finally, we own an additional transshipment unit to transfer cargo between barges.
•	Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. As of December 31, 2015, our Offshore Supply Business fourteen-vessel fleet consisted of thirteen Platform Supply Vessels, or PSVs, and one ROV (Remotely Operated Vehicle) Support Vessel, or RSV. Out of the thirteen PSVs, eight were chartered in Brazil (although one of these vessels was blocked) and two remained laid-up in the North Sea while being tendered for long term charters with Petrobras. On September 9, 2015, we received notification from Petrobras regarding the early termination of the contracts of UP Amber, UP Pearl, and UP Esmeralda, effective immediately. Additionally, our UP Turquoise was blocked. We are exploring alternative courses of action to remedy this situation, including negotiations with Petrobras and employment in other offshore markets. Lastly, our RSV UP Coral has entered into its six-year contract with Petrobras on August 5, 2015.
•	Our Ocean Business, as of December 31, 2015, owned three ocean-going vessels and bareboat chartered two more that we regularly employ in the South American coastal trade where we have preferential rights and customer relationships. The fleet is comprised of three Product Tankers (two of which are under lease) and two container feeder vessels. On March 25, 2015, we bareboat chartered Mentor for 3 years, which entered into a time charter with Petrobras on July 1, 2015. On May 13, 2015, and June 15, 2015, respectively, we sold our Product Tankers Amadeo and Miranda I. In addition, our Product Tanker Alejandrina completed its last charter on September 18, 2015, and was sold on January 28, 2016.
We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to increase volume, efficiency and market share in a targeted manner. For example, we replaced engines on six of our river pushboats as part of our re-engining program that should allow us to operate using heavy fuel which has been historically less expensive than the types of fuel currently used in other pushboats. This initiative seeks to maximize the size of our convoys thus reducing costs per ton transported. We have also expanded on our ocean fleet through acquisitions or bareboat charters of specific types of vessels, by having purchased a 2003-built container vessel, the Frisian Commander, renamed Asturiano, with a carrying capacity of 1,118 Twenty-foot Equivalent Units, or TEUS, as well as a 2002-built container vessel, the Sinar Bontang, renamed Argentino, with a carrying capacity of 1,050 TEUS which operate in a flag-restricted trade in the Argentine cabotage market. We expect to continue inspecting vessels to replace those that will require substitution in the near future in our business segments. Finally we are examining the possibility of building or converting ships to participate, within the same business segments that we presently operate, in sectors or sizes not covered by our present fleet. We believe that the versatility of our fleet and the diversity of industries that we serve reduce our reliance on any particular sector of the shipping industry.

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, maize, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we employ our Product Tankers on time charters so there is no seasonality effect, while our container feeder service experiences a somewhat slower season during the first quarter due to the congestion at the main discharge terminal in Patagonia in connection with the cruise tourist season.
We have a diverse customer base including large and well-known petroleum, agricultural and mining companies. Some of our significant customers in the last three years include affiliates of Bunge, Cargill, Vale, Petrobras (the national oil company of Brazil), Petropar (the national oil company of Paraguay), Siderar, Trafigura and Vicentin.
Our Lines of Business

Revenues	2015		2014		2013
Attributable to River Business	$172,565	50%	$175,110	48%	$246,798	60%
Attributable to Offshore Supply Business	107,094	31%	119,581	33%	93,154	23%
Attributable to Ocean Business	67,818	19%	68,984	19%	71,265	17%
Total	$347,477	100%	$363,675	100%	$411,217	100%

River Business. We have developed our River Business from a single river convoy comprising one pushboat and four barges in 1993 to the leading integrated river transportation company in the Hidrovia Region today. Our River Business, which we operate through our subsidiary UABL, had 681 barges with approximately 1.3 million dwt capacity and 34 pushboats as of December 31, 2015. Of those, 597 are dry barges that can transport agricultural and forestry products, iron ore and other cargoes and the other 84 are tank barges that can carry petroleum products, vegetable oils and other liquid cargoes. In addition we own an inland barge Parana Iron, which has been converted into an iron ore transfer and storage unit under employment with a non-related third party. Finally, we own an additional transshipment unit to transfer cargo between barges. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor in this river system. We operate our pushboats and barges on the navigable waters of the Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia Region. At over 2,200 miles in length, the Hidrovia Region is comparable in length to the Mississippi River in the United States and produces and exports a significant and growing amount of agricultural products. In addition to agricultural products, we expect companies in the Hidrovia Region to expand or initiate the production of other goods, including forest products, iron ore and pig iron.
We have purchased 25 new engines from MAN Diesel in connection with our engine replacement program set to re-engine ten of our line pushboats and additionally increase the pushing capacity of some of them. The new engines consume heavier grades of fuel which have been historically cheaper than the diesel fuel our pushboats currently consume.
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
Offshore Supply Business. Our Offshore Supply Business, which we operate through UP Offshore, is focused on serving companies that are involved in the complex and logistically demanding activities of deepwater oil exploration and production. Our PSVs are designed to transport supplies, equipment, drill casings and pipes on deck, along with fuel, water, drilling fluids and bulk cement in under-deck tanks and a variety of other supplies to drilling rigs and offshore platforms. In 2003 we ordered the construction of six technologically advanced PSVs. We took delivery of two of these vessels in 2005, two in 2006, one in 2007 and the last one in August 2009. During 2007 we also placed orders to build an additional four PSVs in India and two in China. In December 2010, we took delivery of the first Chinese vessel, UP Turquoise, which commenced its 4-year time charter with Petrobras on March 12, 2011, and our second one, UP Jasper, commenced operations in the North Sea on September 29, 2011. On May 22, 2012, we took delivery of our first Indian PSV, UP Jade, which commenced operation with Petrobras on August 10, 2012. On January 30, 2013, we took delivery of our second Indian PSV, UP Amber, which commenced operation with Petrobras on August 1, 2013. Finally, on August 12, 2013, we took delivery of our third Indian PSV, UP Pearl, which commenced operation with Petrobras on November 25, 2013. The last Indian PSV was cancelled due to excessive delays in its construction. During the fourth quarter of 2013, we acquired three state-of-the-art 5,145 dwt sister PSVs, UP Agate, UP Coral and UP Opal. UP Agate is currently laid-up in the North Sea while our UP Coral has been converted into an RSV and entered into its six-year contract with Petrobras on August 5, 2015. In addition, our UP Opal has entered into its four-year time charter with Petrobras on January 25, 2015. On September 9, 2015, we received notification from Petrobras regarding the early termination of contracts of our UP Amber, UP Pearl, and UP Esmeralda. Additionally, our UP Turquoise was blocked. We are exploring alternative courses of action to remedy the situation, including negotiations with Petrobras and employment in other offshore markets.

We intend to employ all vessels in our offshore fleet in markets such as Brazil, the North Sea, West Africa and other international markets in accordance with prevailing market conditions. Through one of our Brazilian subsidiaries, we are able to operate two of our PSVs in the Brazilian market with cabotage trading privileges, enabling those PSVs to obtain employment in preference to other non-Brazilian flagged vessels.
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
Ocean Business. In our Ocean Business, we operate five ocean-going vessels. Our fleet is comprised of three Product Tankers and two container feeder vessels, the Asturiano and the Argentino.
Of our three Product Tankers (Austral, Mentor (both under bareboat charter) and Alejandrina) two are currently employed under time charters with major oil companies serving regional trades in Argentina and Brazil while our Alejandrina finalized its last charter on September 18, 2015, and was sold on January 28, 2016.
On May 13, 2015, and June 15, 2015, respectively, we sold our Product Tankers Amadeo and Miranda I.
We have pursued the expansion of our ocean fleet by participating in the container feeder service through the acquisition of the Asturiano and Argentino. Both vessels serve the regional container transportation requirements between the Argentinean coastal ports south of Buenos Aires and those on the south of Uruguay and act primarily as feeders for mainline large container vessels.
We plan to discontinue our Ravenscroft operation, which provides ship management services to our Offshore and Ocean segments.
Ultrapetrol Fleet Summary (1)

River Fleet	Number of Vessels	Capacity	Description
Alianza G2(2)	1	35,000 tons	Storage and Transshipment Station
Paraná Iron (Ex -Parana Petrol)	1	43,164 tons	Converted into an Iron Ore Transfer and Storage Unit
ACBL 809	1	N/A	Transshipment Unit
Pushboat Fleet (3)	34	124,159 BHP	Various Sizes and Horse Power
Tank Barges	84	206,744 m 3	Liquid Cargo (Petroleum Products, Vegetable Oil)
Dry Barges	597	1,069,370 tons	Carry Dry Cargo (Soy, Iron Ore, other products)
Total	718	N/A

Offshore Supply Fleet	Year Built	Capacity (DWT)	Deck Area (m2)
In Operation
UP Esmeralda	2005	4,200	840
UP Safira	2005	4,200	840
UP Agua-Marinha	2006	4,200	840
UP Topazio	2006	4,200	840
UP Diamante	2007	4,200	840
UPRubi	2009	4,200	840
UP Turquoise	2010	5,250	1,020
UP Jasper	2011	5,250	1,020
UP Jade	2012	4,200	840
UP Amber	2013	4,200	840
UP Pearl	2013	4,200	840
UP Agate	2013	5,145	1,000
UP Coral	2013	5,145	1,000
UP Opal	2013	5,145	1,000
Total		63,735	12,600

Ocean Fleet (4)	Year Built	Capacity (DWT/TEUs)	Description
Mentor (5)	2007	13,014	Product Tanker
Alejandrina (6)	2006	9,211	Product Tanker
Austral (7)	2006	11,299	Product / Chemical Tanker
Asturiano	2003	1,100 (8)	Container Feeder Vessel
Argentino	2002	1,050 (8)	Container Feeder Vessel
Total		33,524 (9)

(1) As of December 31, 2015.
(2) In lay-up condition – Out of operation.
(3) Does not include Alianza Rosario, an ocean-going tug currently not in operation.
(4) Does not include Argos I, an ocean-going tug currently not in operation.
(5) Bareboat chartered-in until March 25, 2018.
(6) This vessel was sold on January 28, 2016.
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
In our Offshore Supply Business, we plan to continue chartering our PSV fleet in Brazil and seeking charter employment alternatives in the North Sea. Currently there is no significant spot market in Brazil for PSVs. In the future, we may also decide to employ our PSVs in the spot market (short duration, one day or more) in UK's North Sea or West Africa combined with longer-term charters or in Brazil, either with cabotage privileges or as foreign flagged vessels.
We have historically operated our cabotage Ocean Business tanker vessels under period time charters and will try to continue to do so. Our two container feeder vessels operate on a voyage by voyage basis. We have outsourced the commercial efforts to a shipping agent on a commission basis.
The future minimum revenues, before deduction for brokerage commissions, expected to be received on time charter agreements of eight PSVs in our Offshore Supply Business chartered in Brazil with Petrobras, which terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2016	$94,062
2017	64,222
2018	37,879
2019	19,126
2020	17,848
2021	10,951
Total	$244,088

The future minimum revenues, before deduction for brokerage commissions of two (Austral and Mentor) of our handy size-small product tanker vessel (leased to us) in our Ocean Business chartered in South America, expected to be received on time charter agreements, which terms are longer than one year were as follows:

Year ending December 31,	(Dollars in thousands)
2016	$13,448
2017	5,713
2018	2,832
Total	$21,993

On November 12, 2012, one of our subsidiaries in the River Business, entered into a transshipment services agreement to provide storage and transshipment services of cargo from river barges to ocean export vessels through our Parana Iron transfer and storage unit, for a three-year term renewable for another three years, at the customer's option. The future minimum revenues, before reduction for commissions, expected to be received were as follows: $13.2 million and $2.6 million in 2016 and 2017, respectively. Conversion of the Parana Iron was completed in early March 2014 and the three years started counting as of May 2014.
In the fourth quarter of 2013 we entered into a 5-year agreement with Vale to time charter four river pushboats with 16 barges each (each "a convoy"). The four convoys were delivered in January 2014. The future minimum revenues, before deduction for commissions, expected to be received were as follows:  $15.9 million in each of 2016, 2017 and 2018.
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
Our subsidiaries, UP Offshore Brazil and Sernova undertake the technical and marine related management for our offshore and ocean vessels including dry docks, repairs and maintenance, the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of a portion of the related accounts on our behalf through its related offices in Coral Gables, Aberdeen, Buenos Aires and Rio de Janeiro. Ravenscroft currently assists with the purchasing of supplies and spares of the Offshore Supply segment. Our management companies are ISM certified and between them hold Documents of Compliance for the management and operation of tankers, PSVs, general cargo vessels and container ships.
Competition
River Business
We maintain a leading market share in our River Business. We own the largest fleet of pushboats and barges in the Hidrovia Region. We believe that we have more than twice the number of barges and dwt capacity than our nearest competitor. We compete based on reliability, efficiency and price. Key competitors include Navios South American Logistics, Naviera Chaco and Fluvialba. In addition, some of our customers, including Archer Daniels Midland, Cargill, Louis Dreyfus and Vale have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Our River Business also indirectly competes with other forms of land-based transportation such as truck and rail.
Through our presence in the barge-building industry we compete with other shipyards in the region such as Astillero Tsuneishi Paraguay S.A., CIE, Riopal and other shipyards located outside of South America, mainly in China and South Korea.
Offshore Supply Business
In our Offshore Supply Business, our main competitors in Brazil are the local offshore companies that own and operate modern PSVs. The largest of these companies are CBO, Wilson Sons and Bram Alfanave (Edison Chouest) who currently own a substantial number of modern PSVs and are in the process of building additional units. Also, some of the international offshore companies that own and operate PSVs, such as Tidewater and Maersk, have built Brazilian-flagged PSVs. In the North Sea market, where three of our PSVs operated during 2008 and 2009 and where our UP Jasper and UP Agate are located today, we actively compete with other large, well established owners and operators such as Gulfmark Offshore, Bourbon and DOF Farstad.
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
Seasonality
Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, maize, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we employ our Product Tankers on time charters so there is no seasonality effect, while our container feeder service experiences a somewhat slower season during the first quarter due to the congestion at the main discharge terminal in Patagonia in connection with the cruise tourist season.

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
Dry Bulk Cargo
Soybeans. Argentina, Bolivia, Brazil, Paraguay and Uruguay produced in aggregate about 41.5 million tons, or mt, of soybeans in 1995 and an estimated 172.0 mt in 2016, a 21-year compound annual growth rate, or CAGR, of 7.0% from 1995. These countries are estimated toaccount for approximately 54% of world soybean production in 2016, up from only 30% in 1995.
Of the above-mentioned countries of the Hidrovia Region, the area harvested of soybeans has increased from approximately 18.9 Mha (million hectares, 1 hectare = 2.47 acres) in 1995 to an estimated 59.1 Mha in 2016, a 21-year CAGR of 5.6%. Further, with advances in technology, productivity of farmland has also improved.
The growth in soybean production has not occurred at the expense of other key cereal grains. Production of corn (maize) in Argentina, Bolivia, Brazil, Paraguay and Uruguay combined grew from 50.3 mt in 1995 to an estimated 111.5 mt in 2016, a 21-year CAGR of 3.9%. Production of wheat in these countries grew from 14.4 mt in 1995 to an estimated 18.4 mt in 2016, a 21-year CAGR of 1.2%.
Iron Ore. In the Corumba area in Brazil reached by the High Paraguay River, there are three large iron ore mines, two of which are owned by the Brazilian mining company Vale (following the 2009 acquisition of Rio Tinto's assets in the region) while the third one is owned by MMX Mineração & Metálicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by river barge, has grown from about 1.1 million mt, or mmt, since 2001 to 4.5 mmt in 2015, a 14-year CAGR of 11.5%. However, iron ore prices dropped 69% on average from December 2012 to December 2015, leading to a reduction in the demand for dry barges and, subsequently, to a surplus of dry barges which is adversely affecting rates for the other dry bulk cargo.
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
Offshore Supply Industry
The market for offshore supply vessels, or OSVs, both on a worldwide basis and within Brazil, is driven by a variety of factors. On the demand side, the driver is the growth in offshore oil development / production activity, which in the long term is driven by the price of oil and the cost of developing each particular offshore reserve. Demand for OSVs is further driven by the location of the reserves, with fields located further offshore and in deeper waters generally requiring more vessels per field and larger, more technologically advanced vessels. The supply side is driven by the availability of the vessel type needed (i.e., appropriate size and technology), which in turn is driven by historical newbuilding patterns and scrapping rates as well as the current employment of vessels in the worldwide fleet (i.e., whether under long-term charter) and the rollover schedule for those charters. Technological developments also play an important role on the supply side, with technology such as dynamic positioning that meets certain support requirements better.
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
On June 29, 2015, Petrobras announced its business plan for 2015-2019, which includes a projected capital expenditure budget of $130.3 billion between 2015 and 2019 with Exploration and Production (E&P) representing approximately 83% of the total budget, up from 70% of the previous $220.6 billion included in the 2014-2018 business plan. In addition, Petrobras' strategic objective in the E&P area is to produce an average of 3.3 million barrels of oil per day in the 2016-2020 period, under Petrobras' ownership in Brazil and abroad, by means of the acquisition of exploration rights. Nevertheless, Petrobras has announced on January 12, 2016, the approval of a review of the Company's investment plan aimed at reducing leverage and preserving cash and focusing on priority investments, mainly oil and gas production in Brazil, given the new oil price and exchange rates scenario. This revision led to a reduction in Petrobras 2015-2019 investment plan, from $130.3 million to $98.4 million, including a 26.3% reduction in Exploration & Production expenditures in Brazil and abroad. In addition, Petrobras' 2016 budget will be 9% lower than in 2015.

While these announcements may scale back investments, we believe that Petrobras' capital expenditure plans will provide significant opportunities within the Brazilian PSV market, particularly for companies that own or are constructing Brazilian-built vessels and we intend to actively pursue the further expansion of our PSV operations in Brazil, evaluating the construction of additional PSVs within Brazil and identifying opportunities to utilize the preferential rights provided by our current Brazilian-built PSVs and any future PSVs we may construct. In that regard, Petrobras announced that more than 80% of the investment plan was assigned to exploration and production activities and that the investments will be focused on deep-water production with fewer expenses in exploratory activity. Onshore and shallow-water blocks are no longer on the Petrobras's radar, unlike what happened until 2015, when it started to review its portfolio given the cash restriction amid the industry's crisis.
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
The recent drop in crude oil prices led to a reduced the activity in offshore markets and, subsequently, to a decrease in the demand for PSVs. As a result, many oil companies cancelled their contracts with PSV operators, which increased dramatically the number of PSVs laid-up, many of which are foreign flagged since local authorities no longer granted permission for these vessels to operate in Brazil given the increase the number of available Brazilian flag vessels. Under the current conditions, foreign flag vessels can only operate in Brazil with Brazilian Special Registres ("REB Rights"), which grant foreign flag vessels with similar privileges than Brazilian flag vessels.
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
Offshore activity in the North Sea has dropped as a result of the recent decrease in crude oil prices, leading to a significant increase in the number of unemployed PSVs. Vessel utilization rates in the North Sea decreased from 99% at the end of 2014 to 73% at the end of 2015 and from 93% to 74% worldwide during the same period.
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
The Regional Tanker Market
Regional Oil Demand
Argentina's oil demand was estimated at about 758,000 barrels per day, or bpd, in 2013, up from about 494,000 bpd in 2003, resulting in a 10-year CAGR of 4.4%.
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

The Regional Patagonian Container Shipping Trades
Regional Container Shipping Demand
Coastal container shipping provides important north-south links between Buenos Aires and coastal ports in southern Argentina. Buenos Aires city and province have about 46% of Argentina's population and is the center of much economic activity. However, Argentine economic development programs encourage manufacturing in the southern Argentine region of Tierra del Fuego. Finished goods are transported north from the port of Ushuaia to Buenos Aires for distribution. Most of the cargo in this service initiates as containers transported by the major international lines containing components for manufacturing are carried from China and other foreign ports of origin to Buenos Aires with transshipment to Ushuaia under feeder agreements with the major international lines. Cargo is also carried to and from other southern Argentine ports, such as Puerto Madryn, as demand requires.
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
We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers will lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our ocean-going vessels for operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, such laws and regulations may change and impose stricter requirements, such as in response to the 2010 Deepwater Horizon oil spill or future serious marine incidents. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthen the requirements for safety equipment, well control systems, and blowout prevention practice. A new rule issued by the U.S. Bureau of Ocean Energy Management ("BOEM") that increased the limits of liability of damages for offshore facilities under OPA based on inflation took effect in January 2015. In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels and / or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

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
In 2012, the MEPC adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS.  These amendments, entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments. As of January 1, 2016, amendments to Annex I, the IBC Code, require that all chemical tankers must be fitted with approved stability instruments capable of verifying compliance with both intact and damage stability.
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
As of July 1, 2013, under Marpol V additional restrictions have been placed on discharge of cargo holds and tanks washings, with no discharge permitted in the six MARPOL defined "Special Areas". Cargoes also have to be classified as HME (Harmful to Marine Environment).
Additionally, as of January 1, 2016, MARPOL Annex IV (regarding sewage), prohibits discharge of sewage in Special Areas (the Baltic Sea area) unless fitted with type approved sewage treatment plant as per revised standards found in Resolution MEPC 227(64).
Additional future requirements include SOLAS II-2/16.2.2, pursuant to which oil tankers, chemical tankers and gas carriers, keel laid on or after January 1, 2016, with DWT greater or equal to 8000, are required to be fitted with a fixed inert gas system.
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
Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contains no more than 3.50% sulfur. By January 1, 2020, sulfur content must not exceed 0.5%, subject to a feasibility review to be completed no later than 2018.
Sulfur content standards are even stricter within certain ECAs. As of July 1, 2015, ships operating within an ECA are not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which was further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs, which includes the 200 mile economic zone along the coast. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. ECA designations subject ocean-going vessels within the designated area to stringent emissions controls, which might cause vessels to require segregated bunker tanks and cylinder oil tanks to use different fuels in coastal waters and open seas, which threatens to add an additional cost burden to ship owners. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The North America ECA includes coastal boundaries of U.S. and Canada to an extent of 200 miles from the coast, excluding areas infringing boundary states. The emission requirements are same as other IMO ECAs, with present fuel oil sulfur limit of 0.1% as of 2015. For NOx reduction, tier III engines are required to be installed on all new vessels as of 2016.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.
Amendments to Regulation 13 of MARPOL Annex VI, effective September 1, 2015, provide that more stringent Tier III standards apply to engines for vessels keel laid after January 1, 2016 for ships operating in North American / US Caribbean ECAs. The same standard applies to all ECA areas for vessels keel laid on or after January 1, 2016.
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
Safety Management System Requirements
The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation for Liability for Maritime Claims (LLMC) was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.
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
ISM code amendment has replaced regulation 6.2 with 6.2.1 and a new sub-paragraph 6.2.2. As of January 1, 2015, the amended code requires the company ensure the manning of ship shall also encompass all aspects of maintaining safe operations on board, referring to the Principles of minimum safe manning. This amendment will put greater responsibility on the company to maintain appropriate manning which could be higher than the minimum manning in the safe manning certificate. ISM code new para 12.2 requires that as of January 1, 2015, the company periodically verify that all those delegated ISM related tasks are acting in conformity with the company's responsibilities under the code. This new amendment will increase company responsibilities and auditing requirements.
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
The IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. As of late March 2016, 49 states had adopted the BWM convention, coming close to the 35% threshold. Notwithstanding the foregoing, the BWM convention has not been ratified. Proposals regarding implementation have recently been submitted to the IMO, but we cannot predict the ultimate timing for ratification. Many of the implementation dates originally written in the BWM Convention have already passed, so, on December 4, 2013, the IMO Assembly passed a resolution revising the dates of applicability of the requirements of the BWM Convention so that they are triggered by the entry into force date, and not the dates originally in the BWM Convention. This, in effect, made all vessels constructed before the entry into force date 'existing' vessels and delayed the date for installation of ballast water treatment systems on such vessels until the first renewal survey following entry into force of the convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention's implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.
The MEPC adopted revised guidelines on implementation of effluent standards and performance tests for sewage treatment plants installed on vessels after January 1, 2010, and plans to further revise them at an upcoming session. The maximum discharge rate of untreated sewage beyond the 12 mile limit from land has also been revised.
The Nairobi International Convention on the Removal of Wrecks (NWRC) entered into force on April 14, 2015. It provides the legal basis for coastal States to remove, or have removed, shipwrecks that may have the potential to affect adversely the safety of lives, goods and property at sea, as well as the marine environment. It will make shipowners financially liable and require them to take out insurance or provide other financial security to cover the costs of wreck removal. It also provides States with a right of direct action against insurers. Some of our vessels had to comply with the requirements of the convention.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the U.S. Coast Guard adjusted the limits of OPA liability of responsible parties with respect to single-hull tankers over 3,000 gross tons (subject to periodic adjustment for inflation) to the greater of $3,500 per gross ton or $25,845,600; but for all other tankers over 3,000 gross tons, liability is limited to the greater of $2,200 per gross ton or $18,796,800. For non-tank vessels (e.g. drybulk), liability is limited to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating  regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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

The EPA (Environmental Protection Agency) regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit (VGP) authorizing ballast water discharges and other discharges incidental to the operation of vessels. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. The EPA 2013 VGP came into force on December 19, 2013. The new regulations stipulate use of EALs (Environmentally Acceptable Lubricants). This applies mainly to the stern tubes of vessels with oil lubricated bearings. This includes transverse thruster's seals, stabilizer fin seals. Most present day stern and other under water equipment seals are not compatible with EALs and will require replacement of seals with materials compatible with EALs. All existing vessels are required replace the lubricants in equipment with oil / water interfaces to approved EALs at the first scheduled dry docking after the above date, unless the manufacturer of the equipment certifies technical non feasibility of such conversion. Replacement of underwater equipment seals will require additional work of dismantling the equipment during the next scheduled dry dockings or even dry docking the vessel where an underwater inspection would suffice for a survey. This rule also applies to any equipment on using lubricants which can leak and contaminate the environment which also includes deck hydraulic machinery like mooring winches, hatch hydraulics and cranes. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.
U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. In 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships into U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004. Additionally some voluntary and mandatory requirements and record keeping including EPA VGP reporting is required. Compliance with the EPA and the U.S. Coast Guard regulations require the installation of approved Ballast water treatment system at the first scheduled dry docking after 1st January 2016. In the absence of availability of a USCG approved system, an equivalent approved system from another flag state is acceptable, however USCG could revoke this approval and require a USCG approved equipment to be installed whenever such a system is available. Currently USCG is giving a 2 year extension on grounds of non-availability of a USCG approved system, however these extensions can be revoked when such a system becomes available. Non-compliance could restrict our vessels from entering U.S. waters.
Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.
As of January 1, 2007, vessels operating in coastal waters of the state of California were required to comply with the State's Marine Vessel Rules concerning emissions from auxiliary diesel engines. The rules require certain emission requirements compliance based on the fleet size and frequency of port calls and alternatively requires use of shore power or payment of fees for non-compliance. They are codified at California Code of Regulations (CCR), Title 13, 2299.1 and CCR Title 17, 93118. However, on February 27, 2008, the United States Court of Appeals for the Ninth Circuit, in Pacific Merchant Shipping Association v. Goldstene, 517 F.3d 1108 (No. 07-16695), held that the rules were preempted by the United States Clean Air Act and issued an injunction preventing their enforcement absent approval by the EPA.
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
Amended EU sulphur directive has imposed the following limits:
•	The sulfur limit in ECAs fell to 0.10% in 2015;
•	A 0.1% sulfur limit will be implemented in all EU water (outside ECAs) by 2020, even if the IMO decides to delay the global limit;
•	Passenger ships operating outside ECAs but on regular service between EU ports continue to be subject to a 1.50% sulfur limit until 2020, when the EU-wide 0.50% sulfur limit applies;
•	Ships at berth in EU ports and coastal waters are required to use only fuels with a maximum 0.1% sulfur content.
Countries adjoining to EU have started adopting similar regulations as EU. Turkey has announced they will enforce same sulphur limitations as EU, on vessels calling Turkish ports. More countries in the region are expected to follow with similar regulations.
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
China's Ministry of Transport has published new regulations introducing sulphur (SOx) emission control requirements within three Ship Emission Control Areas (ECAs): Pearl River Delta, Chang Jiang Delta and Bohai Rim (BR). These ECAs are not designated under MARPOL Annex VI.
From January 1, 2016, there will be strict enforcement of the existing international conventions and domestic laws and regulations on sulphur oxides, particulate matter and nitrogen oxides. In addition the core ports within the Chang Jiang Delta ECA will have the option to introduce a 0.5 percent sulphur limit and/or other control measures. Further information regarding implementing of these regulations are expected to be published in the middle of 2016.

From January, 2017, vessels at berth in core ports of the above areas must use fuel containing 0.5 percent sulphur or less.

From January 1, 2018, vessels at berth in all ports in the ECAs must use fuel containing 0.5 percent sulphur or less.

From January 1, 2019, vessels entering the ECAs must use fuel containing 0.5 percent sulphur or less.

Before December 31, 2019, an assessment will be carried out by the Chinese authorities with a view to taking one or more of the following actions:

•	Reducing the maximum sulphur content to 0.1 percent of vessels entering the ECAs;
•	Expanding the geographical size of the emission control areas;
•	Considering further control measures.

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from ships.
On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships which were adopted by MEPC in July 2011, entered into force. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels.  The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020.  If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018.  In December 2013, the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide from ships. In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In June 2011, the European Commission developed a strategy to reduce greenhouse gas emissions. As a first step, large ships using EU ports will be from 2018 required to report their verified annual emissions and other relevant information. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.
International Labor Organization
The International Labor Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). ILO MLC 2006 was fully implemented on August 20, 2013. All vessels above 500 gross tons are required to undergo surveys, carry a MLC certificate (Maritime Labor Certificate) and DMLC document (Declaration of Maritime Labor Compliance). Full implementation requires maintaining the accommodation and working conditions on board vessels to a certain minimum standard with a strict control of working hours of the crew, records regarding crew working hours, accommodation hygiene and crew complaints are to be kept on board. This may expose the vessels to additional port state control inspections with risk of detentions if deficiencies are detected.
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
SOLAS V/19.2.10.6, requires all existing vessels to be fitted with ECDIS ( Electronic Chart Display and Information  Systems) to be installed on all vessels in a phased manner depending on the type and size of the vessel. Existing tankers greater than 3000GT are required to be fitted with ECDIS after 1st Jul 2015. Existing cargo ships Greater than 50000GT are required to be installed with ECDIS by 1st July 2016. existing cargo ships greater than 20000GT but less than 50000GT are required to be fitted with ECDIS by 1st July 2017. Ships Greater than 10000GT the requirement starts from 1st July 2018. The above rule also requires navigation staff to be trained and certified in the use of ECDIS systems.
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
Currently our oceangoing and offshore vessels are scheduled for intermediate surveys and special surveys as follows:

Intermediate survey		Special survey
Year	No. of vessels	Year	No. of vessels
2016	3	2016	4
2017	5	2017	3
2018	2	2018	4
2019	5	2019	4
2020	3	2020	3

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
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or IACS. In December 2013, the IACS adopted new harmonized Common Structure Rules that align with IMO goal standards, which apply to oil tankers and bulk carriers contracted to be constructed on or after July 1, 2015. All our oceangoing vessels are certified as being "in class".
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
Loss of Hire
We maintain loss of hire insurance at certain times for certain vessels. Loss of hire insurance covers lost earnings resulting from unforeseen incidents or breakdowns that are covered by the vessel's hull and machinery insurance and result in loss of time to the vessel. Although loss of hire insurance will cover up to ninety days of lost earnings, we must bear the applicable deductibles, which generally range between the first 14 days of lost earnings. We intend to renew these insurance policies or replace them with other similar coverage if rates comparable to those on our present policies remain available. There can be no assurance that we will be able to renew these policies at comparable rates or at all. Future rates will depend upon, among other things, our claims history and prevailing insurance market rates.

Strike Insurance
Some of our vessels are covered for loss of time due to strikes (on board and in some cases on shore and on board). This insurance is taken with the Strike Club who also insures a portion of the loss of hire deductibles of some of our vessels in case of collision, striking a fixed or floating object, grounding or stranding, injury, death, contraband, pollution, desertion and action of authorities and some others. There can be no assurance that we will be able to renew these policies at comparable rates or at all.
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
Ultrapetrol (Bahamas) Limited has ownership (both direct and indirect) in the following companies:

COMPANY NAME	INCORPORATION JURISDICTION	OWNERSHIP (1)
Ultrapetrol (Bahamas) Limited	Bahamas
Agencia Maritima Argenpar S.A.	Argentina	100.00%
Agriex Agenciamentos, Afretamentos e Apoio Maritimo Ltda.	Brazil	100.00%
Amber Shipping Inc.	Panama	100.00%
Arlene Investments Inc.	Panama	100.00%
Bayshore Shipping Inc.	Panama	100.00%
Brinkley Shipping Inc.	Panama	100.00%
Boise Trading Inc.	Panama	100.00%
Cedarino S.A.	Spain	100.00%
Compañía Paraguaya de Transporte Fluvial S.A.	Paraguay	100.00%
Corporación de Navegación Mundial S.A.	Chile	100.00%
Corydon International S.A.	Uruguay	100.00%
Dampierre Holdings Spain S.A.	Spain	100.00%
Danube Maritime Inc.	Panama	100.00%
Dingle Barges Inc.	Liberia	100.00%
Eastham Barges Inc.	Liberia	100.00%
Elysian Ship Management Ltd.	Bahamas	100.00%
Fulton Shipping Inc.	Panama	100.00%
General Ventures Inc.	Liberia	100.00%
Glasgow Shipping Inc.	Panama	100.00%
Hallandale Commercial Corp	Panama	100.00%
Hanford Shipping Inc.	Panama	100.00%
Havekost S.A.	Uruguay	100.00%
Ingatestone Holdings Inc.	Panama	100.00%
Jura Shipping Inc.	Panama	100.00%
Lewistown Commercial Corp.	Panama	100.00%
Leeward Shipping Inc.	Panama	100.00%
Linford Trading Inc.	Panama	100.00%
Lonehort S.A.	Uruguay	100.00%
Longmoor Holdings Inc.	Panama	100.00%
Marine Financial Investment Corp.	Panama	100.00%
Maritima SIPSA S.A.	Chile	49.00%
Massena Port S.A.	Uruguay	100.00%
Naviera del Sud S.A.	Argentina	100.00%
Obras Terminales y Servicios S.A.	Paraguay	50.00%
Oceanpar S.A.	Paraguay	100.00%
Packet Maritime Inc.	Panama	100.00%
Padow Shipping Inc.	Panama	100.00%
Palmdeal Shipping Inc.	Panama	100.00%
Parabal S.A.	Paraguay	100.00%
Parfina S.A.	Paraguay	100.00%

COMPANY NAME	INCORPORATION JURISDICTION	OWNERSHIP (1)
Powtec S.A.	Uruguay	100.00%
Princely International Finance Corp.	Panama	100.00%
Puerto del Sur S.A.	Paraguay	100.00%
Ravenscroft Holdings Inc.	Florida	100.00%
Ravenscroft Ship Management Inc.	Florida	100.00%
Ravenscroft Ship Management Ltd.	Bahamas	100.00%
Ravenscroft Ship Management Ltd.	UK	100.00%
Ravenscroft Shipping (Bahamas) S.A.	Bahamas	100.00%
Regal International Investments S.A.	Panama	100.00%
River Ventures LLC	Delaware	100.00%
Riverpar S.A.	Paraguay	100.00%
Riverview Commercial Corp.	Panama	100.00%
Sernova S.A.	Argentina	100.00%
Ship Management and Commercial Services Ltd.	Bahamas	100.00%
Ship Management Services Inc.	Florida	100.00%
Springwater Shipping Inc.	Panama	100.00%
Stanyan Shipping Inc.	Panama	100.00%
Tecnical Services S.A.	Uruguay	100.00%
Thurston Shipping Inc.	Panama	100.00%
Topazio Shipping LLC	Delaware	100.00%
Tuebrook Holdings Inc.	Panama	100.00%
UABL Barges (Panama) Inc.	Panama	100.00%
UABL Limited	Bahamas	100.00%
UABL Paraguay S.A.	Paraguay	100.00%
UABL S.A.	Argentina	100.00%
UABL S.A.	Panama	100.00%
UABL Terminals (Paraguay) S.A.	Panama	100.00%
UABL Terminals Ltd.	Bahamas	100.00%
UABL Towing Services S.A.	Panama	100.00%
Ultrapetrol S.A.	Argentina	100.00%
UP (River) Ltd.	Bahamas	100.00%
UP Offshore (Bahamas) Ltd.	Bahamas	100.00%
UP Offshore (Panama) S.A.	Panama	100.00%
UP Offshore (UK) Ltd.	UK	100.00%
UP Offshore Apoio Maritimo Ltda.	Brazil	100.00%
UP Offshore Uruguay S.A.	Uruguay	100.00%
UP River (Holdings) Ltd.	Bahamas	100.00%
UP River Terminals (Panama) S.A.	Panama	100.00%
UPB (Panama) Inc.	Panama	100.00%
Woodrow Shipping Inc.	Panama	100.00%
Yataity S.A.	Paraguay	100.00%
Zubia Shipping Inc.	Panama	100.00%

(1)	Direct or indirect ownership by Ultrapetrol (Bahamas) Limited.

D.	PROPERTY, PLANT AND EQUIPMENT
Ravenscroft is headquartered in our own 16,007 square foot building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America.
In addition we own two repair facilities, one in Pueblo Esther, Argentina, where we operate a floating drydock and another one in Chaco-I, Paraguay, which also serves as a fleeting facility. We own a new shipyard for building barges or other vessels in Punta Alvear, Argentina, one grain loading terminal and 50% joint venture on a second terminal in Paraguay (the latter of which can also load and discharge liquid cargos such as vegetable oils and petroleum products). We also own land large enough for the construction of two further terminals in Argentina.
We rent offices in Argentina, Brazil, Paraguay and the United Kingdom.

ITEM 4A – UNRESOLVED STAFF COMMENTS
None.
ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion should be read in conjunction with the information included under the caption "Selected Financial Data," our historical consolidated financial statements and their notes included elsewhere in this annual report. This discussion contains forward-looking statements. For a discussion of the accuracy of these statements please refer to the section of this report titled "Cautionary Statement Regarding Forward Looking Statements" that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" in Item 3.D of this report and elsewhere in this annual report. The debt negotiations with our lenders discussed in Section B. "Liquidity and Capital Resources" below raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements and the results of operations discussion of this section do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.
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
•	Our River Business, with 681 barges (of which 24 are under lease) and 34 pushboats as of December 31, 2015, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 54% of world soybean production in 2016, as compared to 30% in 1995. We also own a barge building facility at Punta Alvear, which is the most modern of its kind in South America, and we own an inland tank barge, Parana Iron, which has been converted into an iron ore transfer and storage unit currently employed with a non-related third party. Finally, we own an additional transshipment unit to transfer cargo between barges.
•	Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. As of December 31, 2015, our Offshore Supply Business fourteen-vessel fleet consisted of thirteen Platform Supply Vessels, or PSVs, and one ROV (Remotely Operated Vehicle) Support Vessel, or RSV. Out of the thirteen PSVs, eight were chartered in Brazil (although one of these vessels was blocked) and two remained laid-up in the North Sea while being tendered for long term charters with Petrobras. On September 9, 2015, we received notification from Petrobras regarding the early termination of the contracts of UP Amber, UP Pearl, and UP Esmeralda, effective immediately. Additionally, our UP Turquoise was blocked. We are exploring alternative courses of action to remedy this situation, including negotiations with Petrobras and employment in other offshore markets. Lastly, our RSV UP Coral has entered into its six-year contract with Petrobras on August 5, 2015.
•	Our Ocean Business, as of December 31, 2015, owned three ocean-going vessels and bareboat chartered two more that we regularly employ in the South American coastal trade where we have preferential rights and customer relationships. The fleet is comprised of three Product Tankers (two of which are under lease) and two container feeder vessels. On March 25, 2015, we bareboat chartered Mentor for 3 years, which entered into a time charter with Petrobras on July 1, 2015. On May 13, 2015, and June 15, 2015, respectively, we sold our Product Tankers Amadeo and Miranda I. In addition, our Product Tanker Alejandrina completed its last charter on September 18, 2015, and was sold on January 28, 2016.
Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry.

Developments in 2015

On January 20, 2015, the counterparty to an arbitration initiated by one of our subsidiaries in January 2013 related to the nonperformance of a barge construction contract has decided not to appeal the arbitration award issued on December 23, 2014, in favor of our subsidiary in which $1.9 million were awarded on account of damages plus interests and costs. On December 15, 2015, the Company entered into a final agreement with the former customer for a final amount of $2.3 million, of which $0.6 million was collected during the year ended December 31, 2015, and the balance is due to be collected in monthly installments of $0.2 million, beginning in January 2016.

On January 25, 2015, our UP Opal commenced its recently awarded four-year charter at $31,000 per day with Petrobras.
On March 3, 2015, our UP Turquoise commenced its recently renewed four-year charter at $30,350 per day with Petrobras, which is the same rate as its previous charter.
On March 11, 2015, the period granted by the share purchase agreement for Hazels to deliver an offer to purchase the Company's Ocean Business expired.
On March 25, 2015, we bareboat chartered the Product Tanker Mentor for 3 years.
On April 25 and 29, 2015, respectively, our two PSVs operating in the UK North Sea, UP Agate and UP Jasper, were laid-up on account of weak spot rates in the region. These two vessels are being offered at Petrobras tenders.
On May 6, 2015, our Product Tanker Alejandrina was placed back into service on a 4-month time charter (extendable for an additional 2 months at the charterer's option) with a non-related third party. Such charter finalized on September 18, 2015, and has remained laid-up thereafter.
On May 13, 2015, we entered into an MOA whereby we agreed to sell our Product Tanker Amadeo for $3.2 million. This vessel was subsequently delivered to buyers on May 29, 2015.
On May 21, 2015, we entered into a barge building contract whereby we agreed to build and sell from our Punta Alvear yard a set of six newbuilt tank barges to a third party.
On June 3, 2015, we drew down $20.0 million related to the $40.0 million reducing, revolving credit facility with DVB.
On June 15, 2015, we entered into an MOA whereby we agreed to sell our Product Tanker Miranda I for $0.8 million. This vessel was subsequently delivered to buyers on July 16, 2015.
On July 1, 2015, the bareboat chartered Product Tanker, Mentor, entered into its 3-year time charter with Petrobras.
On July 29, 2015, we appointed Raul Sotomayor to our Board of Directors following the resignation of Rodrigo Lowndes. Mr. Sotomayor is a Senior Partner of Southern Cross with extensive regional and logistics experience.
On August 5, 2015, our RSV UP Coral entered into its six-year contract with Petrobras.
On August 25, 2015, the Company received notice from the NASDAQ Stock Exchange ("NASDAQ") indicating that the Company's common stock is not in compliance with NASDAQ's continued listing standard requiring a minimum closing bid price of at least $1.00 per share over the preceding 30 consecutive business days.
On September 9, 2015, we received notification from Petrobras regarding the early termination of contracts for three of our non-Brazilian flag platform supply vessels UP Amber, UP Pearl, and UP Esmeralda, effective immediately. Additionally, our UP Turquoise was blocked. We are exploring alternative courses of action to remedy the situation, including negotiations with Petrobras and employment in other offshore markets.
On September 17, 2015, we drew down $3.2 million corresponding to the second advance of our UP Coral in respect of the Loan Agreement with DVB and NIBC.
On September 18, 2015, we drew down $8.8 million related to the $40.0 million reducing, revolving credit facility with DVB.
On October 20, 2015, we engaged a financial advisor to explore strategic alternatives.
On October 28, 2015, the three-year term employment contracts and consultancy agreements of two of our officers expired. One of these officers entered into a new employment contract on October 29,2015, for the term of one year.
On November 17, 2015, we appointed Sebastián Villa to our Board of Directors. Mr. Villa is a Senior Partner of Southern Cross and a member of the Executive Committee of Southern Cross Group.
On December 11, 2015, we appointed Eduardo Ojea Quintana, a current member of our Board of Directors, Chairman of the Board, replacing Horacio Reyser, who resigned as Chairman of the Board and as Director.
On December 15, 2015, we announced that the Company decided not to make the $10.0 million interest payment due December 15, 2015, on its outstanding 2021 Notes. As a result, the 30-day grace period for the Company to make such repayment began on that date. Additionally, the Company announced that it decided not to make the $6.5 million interest and principal repayments on the other loan facilities related to the Company's River Business, but subsequently made such payments on December 21, 2015.

Recent Developments
On January 11, 2016, we signed forbearance agreements through March 31, 2016, with lenders to certain of the Company's subsidiaries in its Offshore Supply Business.
On January 13 and January 14, 2016, we prepaid $1.8 million and $2.5 million of the outstanding balances under the senior loan facilities related to our subsidiaries Linford Trading Inc. and Ingatestone Holdings Inc., respectively, pursuant to the forbearance agreements signed with the lenders of these subsidiaries.
On January 15, 2016, the 30-day grace period to make the $10.0 million interest payment related to outstanding 2021 Notes expired.
On January 15, 2016, we signed forbearance agreements through March 31, 2016, with IFC and OFID regarding loan facilities related to the Company's River Business.
On January 28, 2016, we entered into a MOA whereby we agreed to sell out Product Tanker Alejandrina for $4.9 million. This vessel was subsequently delivered to buyers on March 7, 2016.Concurrently, on that same date, we fully repaid $2.9 million corresponding to the outstanding balance of our senior loan facility with Natixis.
On January 29, 2016, the Company announced that, as a result of its negotiations with advisors representing in excess of 85% of the holders of the Company's 2021 Notes, the Company reached a forbearance agreement through March 31, 2016 (the "Bondholder Forbearance Agreement"). This agreement provides for the appointment of two new, independent directors, as well as but not limited to the formation of a special committee that will explore restructuring options and make recommendations to the Company's Board of Directors. Among such recommendations are the standalone restructuring proposal and/or selling the River Business segment.
On February 9, 2016, in accordance with the Bondholder Forbearance Agreement, the Company closed a consent solicitation that resulted holders of $223,348,000 aggregate principal amount of the Notes, representing approximately 99.27% percent of the 2021 Notes outstanding, consenting to the Forbearance Agreement. Accordingly, each holder that submitted a Forbearance Form received $8.954635 per $1,000 in aggregate principal amount of 2021 Notes held.
On February 9, 2016, the Company received notice from NASDAQ indicating that the Company's common stock was not in compliance with NASDAQ's continued listing standard for the NASDAQ Global Select Market requiring a minimum market value of publicly held shares of $5,000,000 for the preceding 30 consecutive business days. Effective February 23, 2016, the Company's stock was listed on the NASDAQ Capital Market, rather than on the NASDAQ Global Select Market. By transferring to the NASDAQ Capital Market, the Company regained compliance with the continued listing standard for the minimum required market value of its publicly held shares. Also in connection with the Company's move to the NASDAQ Capital Market, NASDAQ has extended the period during which the Company must come into compliance with the minimum bid price per share requirement through August 22, 2016. If at any time during that period, the closing bid price of the Company's common stock is at least $1.00 per share for a minimum of ten consecutive business days, compliance will be regained and the matter will be closed. Ultrapetrol intends to regain compliance with this continued listing standard by bringing the share price back to at least $1.00 within the prescribed timeframe and will consider a range of available options to ensure full compliance with the continued listing standards of the NASDAQ Capital Market.
On February 11, 2016, Mr. Barry W. Ridings and Mr. John C. Wobensmith joined the Company's Board of Directors, pursuant to the Bondholder Forbearance Agreement. As a result of these appointments, the Board's membership increased to seven and the Special Committee was formed. The Special Committee shall, among other things, explore and make recommendations to the Board of Directors of the Company in connection with a potential restructuring of the Company.
On April 5, 2016, the Company announced that it reached an agreement with its secured lenders to extend its existing forbearance agreements through April 30, 2016.
Factors Affecting Our Results of Operations
We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. The accounting policies of the reportable segments are the same as those for the consolidated financial statements. We do not have significant inter-segment transactions.
Revenues
In our River Business, we currently contract for the carriage of cargoes, mostly under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel. When transporting containers or vehicles, we charge our clients on a per-trip per unit basis. In addition, we derive revenues from the sale of new barges built at our Punta Alvear yard to third parties except for the sale of 24 barges to a third party which are then leased back to us. In that case, neither net revenues nor manufacturing expenses are recognized and the net result from the sale of those barges is deferred in time throughout the term of the lease. Finally, under our transshipment service agreement, we will recognize revenues per ton upon completion of loading of the oceangoing vessels.

In our Offshore Supply Business, we contract a substantial portion of our capacity under time charters to charterers in Brazil. We may decide to employ our vessels in the North Sea spot and/or term market or in any other markets such as West Africa or anywhere in the world.
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
Time charter revenues accounted for 49% of the total revenues derived from transportation services in 2015 and COA revenues accounted for 51%. With respect to COA revenues derived from transportation service in 2015, 96% were in respect of repetitive voyages for our regular customers and 4% were in respect of single voyages for occasional customers.
Our river container vessels are paid on a rate based on each container shipped, expressed in dollars per TEU. By comparison, these vessels' results are expressed similar to those vessels operating under a COA.
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
In our Offshore Supply Business, we currently have our RSV and eight of our PSVs operating under long-term charters with Petrobras (one of which is currently blocked) in Brazil. Three from our remaining vessels are currently laid-up in Brazil and two in the North Sea. We are exploring alternative courses of action for these vessels, including negotiations with Petrobras. Petrobras current situation may result in it having to cut back on its capital expenditure plans. Such reduction could adversely affect the amount of exploration and production undertaken by Petrobras, which in turn could negatively affect our PSV and RSV operations in Brazil and our results of operations. We believe that Petrobras' capital expenditure plans will provide significant opportunities within the Brazilian PSV market, particularly for companies that own or are constructing Brazilian-built vessels and we intend to actively pursue the further expansion of our PSV operations in Brazil, evaluating the construction of additional PSVs within Brazil and identifying opportunities to utilize the preferential rights provided by our current Brazilian-built PSVs and any future PSVs we may construct. We may decide to employ our vessels in the North Sea spot and/or term market or in any other markets such as West Africa or anywhere in the world
In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during 2015.
Expenses
Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel and marine insurance costs.
In addition to the vessel operating expenses, our other primary operating expenses in 2015 included general and administrative expenses related to ship management and administrative functions.
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
In our Ocean Business, through our container feeder operation, our operating expenses include bunker costs which are fully covered by us, port expenses, Terminal Handling Costs, or THC, incurred in the regular operation of our container feeder service, and agency fees paid by us to third parties. It also includes container leasing, storage and insurance expense.
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
During 2015, 94% of our revenues were denominated in U.S. dollars. Also, for the year ended December 31, 2015, 5% of our revenues were denominated and collected in Brazilian reais and 1% were denominated and collected in British pounds. However, 41% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During 2015 significant amounts of our expenses were denominated in U.S. dollars and 42% of our total out of pocket operating expenses were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.
Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing during the month of each transaction. The average exchange rate of 2015 of the Argentine peso to the U.S. dollar devalued approximately 14% as compared to the average exchange rate of 2014. Similarly, the average exchange rate of 2015 of the Brazilian real to the U.S. dollar devalued approximately 42% as compared to the average exchange rate of 2014.
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
If the London market for dollar loans between banks were to become volatile the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market could widen. Interest in most loan agreements in our industry has been based on published LIBOR rates. After the financial crisis which began in 2008, however, lenders have insisted on provisions that entitle them, in their discretion, to replace published LIBOR as the base for the interest calculation with their own cost-of-funds rate. Since then, we have been required to include similar provisions in some of our financings. If our lenders were to use the interest rate on their costs of funds instead of LIBOR in connection with such provisions, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
As of December 31, 2015, we had $48.9 million of LIBOR-based variable rate borrowings under our credit facilities with International Finance Corporation, or IFC, and The OPEC Fund for International Development, or OFID, subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum until June 2016.
As of December 31, 2015, the Company had $14.6 million of LIBOR-based variable rate borrowings under its credit facility with DVB, NIBC and ABN Amro subject to interest rate swaps, as economic hedges, to fix the interest rate of these borrowings between October 2012 and October 2016 at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, the Company had $14.4 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between March 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin. Finally, the Company had $15.4 million of LIBOR-based variable rate borrowings under the same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between October 2014 and October 2016 at a weighted average cost of debt of 1.22% per annum, excluding margin.

As of December 31, 2015, the Company had $6.0 million of LIBOR-based variable rate borrowings under its credit facility with DVB and Banco Security, subject to an interest rate swap, designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings at a weighted average interest rate of 3.39% per annum.
Additionally, as of December 31, 2015, the Company had variable rate debt (due 2015 through 2021) totaling $125.8 million. These debts call for the Company to pay interest based on LIBOR plus a 120-400 basis points margin range. Some of our existing financing agreements, within the terms and conditions contained in the relevant loan agreement, used a cost-of-funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2015, the weighted average interest rate on these borrowings was 3.4%, including margin.
A 1% increase in LIBOR or a 1% increase in the cost-of-funds used as base rate by some of our lenders would translate to a $1.3 million increase in our interest expense per year, which would adversely affect our earnings and financing cash flow.
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

Results of Operations
Year Ended December 31, 2015, Compared to Year Ended December 31, 2014.
The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars.

	Year Ended December 31,
	2015	2014	Percent Change
Revenues
Attributable to River Business	$172,565	$175,110	-1%
Attributable to Offshore Supply Business	107,094	119,581	-10%
Attributable to Ocean Business	67,818	68,984	-2%
Total revenues	347,477	363,675	-4%

Voyage and manufacturing expenses
Attributable to River Business	(73,946)	(90,773)	-19%
Attributable to Offshore Supply Business	(5,074)	(6,879)	-26%
Attributable to Ocean Business	(25,848)	(21,433)	21%
Total voyage expenses	(104,868)	(119,085)	-12%

Running costs
Attributable to River Business	(56,252)	(61,445)	-8%
Attributable to Offshore Supply Business	(44,950)	(52,318)	-14%
Attributable to Ocean Business	(36,030)	(34,754)	4%
Total running costs	(137,232)	(148,517)	-8%

Amortization of drydocking and intangible assets	(9,860)	(7,537)	31%
Depreciation of vessels and equipment	(41,272)	(45,880)	-10%
Loss on write-down of vessels, goodwill and intangible assets	(8,030)	(10,511)	-24%
Administrative and commercial expenses	(48,292)	(47,081)	3%
Other operating income, net	1,859	1,597	16%
Operating (loss) profit	(218)	(13,339)	-98%

Financial expense	(36,079)	(35,097)	3%
Financial loss on extinguishment of debt	--	--	--%
Foreign currency exchange (losses) gains, net	(4,820)	2,089	--%
Investment in affiliates	(817)	(1,056)	-23%
Other, net	240	192	25%
Total other expenses	(41,476)	(33,872)	22%
(Loss) before income tax	$(41,694)	$(47,211)	-12%
Income tax expenses	(6,310)	(5,065)	25%
Net loss attributable to Ultrapetrol (Bahamas) Limited	(48,004)	(52,276)	-8%

Revenues. Total revenues from our River Business decreased 1% from $175.1 million in 2014 to $172.6 million in 2015. This $2.5 million decrease is mainly attributable to a $8.4 million decrease in revenues from river operations mostly related to lower average freight rates, and a $0.3 million decrease in other revenues; partially offset by a $4.5 million increase in revenues from our Parana Iron transfer and storage unit which started operations on May 13, 2014, a $0.8 million increase in revenues from our time charter with Vale, and a $0.8 million increase related to the barges constructed at our yard in Punta Alvear sold to third parties during 2015, as compared to 2014.

Total revenues from our Offshore Supply Business decreased by 10% from $119.6 million in 2014 to $107.1 million in 2015. This $12.5 million decrease is primarily attributable to a combined $11.5 million decrease related to the contract cancellation by Petrobras in September 2015 of our UP Amber, UP Pearl and UP Esmeralda, an $8.6 million decrease in revenues of our UP Jasper and UP Agate related to their lay up in the North Sea on account of low average spot rates, a $2.9 million decrease in revenues related to the blocking of our UP Turquoise, and a $2.0 million decrease in revenues of the rest of our PSV fleet (excluding UP Opal) related to an average 42% devaluation of the Brazilian real between 2014 and 2015; partially offset by a $12.5 million combined increase in revenues of our RSV UP Coral and UP Opal, which entered into long-term charters with Petrobras on August 5, 2015 and January 25, 2015, respectively, as compared to their operation in the North Sea during the same period last year.
Total revenues from our Ocean Business decreased $1.2 million, from $69.0 million in 2014 to $67.8 million in 2015. This decrease is mainly attributable to a $6.4 million decrease in revenues of our Amadeo which was sold and delivered to buyers on May 29, 2015, to a $3.4 million decrease of our Miranda I which was sold and delivered to buyers on July 16, 2015, and to a $1.7 million decrease of our Alejandrina which operated from May 2015 until September 2015 and was laid-up thereafter; partially offset by $4.8 million increase of our Mentor which entered operation on July 1, 2015, to a $4.3 million increase mainly related to a better performance from our container feeder business and a $1.3 million increase related to our Austral mainly attributable to its drydock during the third quarter of 2014.
Voyage and manufacturing expenses. In 2015, voyage and manufacturing expenses of our River Business were $73.9 million, as compared to $90.8 million for 2014, a decrease of $16.9 million, or 19%. This decrease is mainly attributable to a combined $18.4 million decrease related to lower fuel prices and lower voyage expenses derived from the new operational model implemented in 2015 (we transitioned from a complex hub-and-spoke system to a point-to-point system); partially offset by a $1.6 million increase related to the manufacturing expenses incurred in the construction of barges sold to third parties.
In 2015, voyage expenses of our Offshore Supply Business were $5.1 million, as compared to $6.9 million in 2014. This decrease of $1.8 million, or 26%, is primarily attributable to a $2.6 million decrease mainly related to positioning costs of our UP Agate, UP Coral and UP Opal during 2014 and a combined $1.1 million decrease in voyage expenses in the rest of our PSV fleet (excluding our UP Rubi) related to an average 42% devaluation of the Brazilian real between 2014 and 2015; partially offset by a $1.8 million increase related to the payment to a contractor of our RSV UP Coral.
In 2015, voyage expenses of our Ocean Business were $25.8 million, as compared to $21.4 million for 2014, an increase of $4.4 million, or 21%. This increase is primarily attributable to a $3.1 million increase related to start-up costs and voyage expenses of our Mentor, and a $2.0 million increase mainly due to other voyage expenses (such as port expenses and terminal handling charges) and logistics expenses related to our Asturiano and our Argentino; partially offset by a $0.6 million combined decrease related to lower bunker costs of our Asturiano and our Argentino on account of lower fuel prices, and a $0.2 million decrease related to our Amadeo and Miranda I, which were sold and delivered to buyers on May 29 and July 16, 2015, respectively.
Running costs. In 2015, running costs of our River Business were $56.3 million, as compared to $61.4 million in 2014, a decrease of $5.1 million, or 8%. This decrease is mainly attributable to a $6.7 million decrease in maintenance costs related to our pushboat and barge fleet and a $3.6 million decrease in running costs related to our 4 convoys chartered to Vale on account of lower utilization during 2015 compared to 2014 and a $0.3 million decrease in other running costs of our pushboat fleet; partially offset by a $3.9 million increase related to crew costs mainly on account of severance payments and $1.4 million increase in running costs related to our Parana Iron.
In 2015, running costs of our Offshore Supply Business were $45.0 million, as compared to $52.3 million in 2014, a decrease of $7.3 million, or 14%. This decrease in running costs is primarily attributable to $4.5 million decrease in costs of most of our PSVs mainly related to the devaluation of the Brazilian real, a $2.2 million decrease of our UP Jasper and UP Agate related to their lay up in the North Sea due to low average spot rates, a $2.1 million combined decrease mainly related to the contract cancellation by Petrobras in September 2015 of our UP Amber, UP Pearl and UP Esmeralda, and a $1.0 million decrease related to the blocking of our UP Turquoise; partially offset by a $2.4 million increase in costs related to our RSV UP Coral and UP Opal which entered into long-term charters with Petrobras on August 5, 2015, and January 25, 2015, respectively, as compared to their operation in the North Sea during 2014.
In 2015, running costs of our Ocean Business were $36.0 million, as compared to $34.8 million in 2014, an increase of $1.2 million, or 4%. This increase resulted mainly from a $4.8 million increase related to our Mentor which entered into a time charter with Petrobras on July 1, 2015, and to a combined $2.7 million increase in crew costs related to our Asturiano, Argentino and Austral attributable to inflationary pressure in local currency not compensated by a devaluation of the exchange rate; partially offset by a $5.1 million decrease in crew and maintenance costs related to our Amadeo and Miranda I, which were sold and delivered to buyers on May 29 and July 16, 2015, respectively, and by a $1.1 million decrease related to the partial operation of our Alejandrina, which ended its last employment on September 18, 2015.
Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets in 2014 was $7.5 million, as compared to $9.9 million in 2015, an increase of $2.4 million, or 31%. This increase is primarily attributable to a $1.2 million increased level of amortization of drydocking of some of our pushboats and barges and a $0.5 million increased level of amortization of drydocking of our Parana Iron transfer and storage unit, in our River Business; by a combined $1.2 million increased level of amortization of drydock of our PSV fleet, in our Offshore Supply Business; by a combined $0.4 million increase in the level of amortization of drydock of our Alejandrina and our Mentor, in our Ocean Business; partially offset by a $0.6 million decreased level of amortization of drydock of our Amadeo and our Miranda I, which were sold and delivered to buyers on May 29 and July 16, 2015, respectively, and by a $0.3 million decrease in the level of amortization of drydocking of our Argentino.

Depreciation of vessels and equipment. Depreciation of vessels and equipment was $41.3 million in 2015 as compared to $45.9 million in 2014. This $4.6 million decrease is mainly attributable to a $3.2 million decrease related to our barge fleet due to a onetime loss event recorded in the fourth quarter of 2014 that did not repeat in 2015, a combined $2.2 million decrease related to the sale of our Amadeo, Miranda I and Alejandrina on May 13, 2015, July 15, 2013 and January 28, 2016, respectively, and a $0.8 million decrease in depreciation of our Parana Iron; partially offset by a $1.1 million increase related to our pushboat fleet and a $0.6 million combined increase relate to our UP Opal, UP Coral and UP Agate.
Loss on write-down of vessels, goodwill and intangible assets. The $8.0 million write-down amount for 2015 mainly corresponds to a $5.6 million impairment charge of goodwill and intangible assets related to Ravenscroft on account of the discontinuation of our ship management operation and a $2.4 million loss of our Alejandrina, which completed its last charter on September 18, 2015, and was sold on January 28, 2016, in order to write down the carrying amount to its estimated fair value.

Administrative and commercial expenses. Administrative and commercial expenses were $48.3 million in 2015 as compared to $47.1 million in 2014, resulting in an increase of $1.2 million, or 3%. This variation is primarily attributable to an aggregate $3.6 million increase related to provisions for legal and tax claims, a $1.6 million increase related to severance payments of two company officers according to their employment and consulting agreements termination clauses, and by inflation-related wage increases not compensated by an equivalent devaluation in some of our subsidiaries, mainly in Argentina; partially offset by the former CEO and Executive Vice President's severance payments according to their employment and consulting agreements termination clauses for $5.7 million in 2014.

Other operating income, net. Other operating income increased from $1.6 million in 2014 to $1.9 million in 2015. This $0.3 million difference is primarily driven by a $2.1 million increase mainly related to the favorable outcome of an arbitration initiated by one of our subsidiaries in January 2013 associated to a barge construction agreement entered in 2011 with a third party; partially offset by a $1.0 million net loss mostly attributable to the sale of our Amadeo on May 13, 2015, a $0.5 million loss of hire compensation of our UP Opal during the second quarter of 2014 and by a $0.3 million combined decrease mainly attributable to loss of hire compensations related to our Asturiano and our Austral during 2014.
Operating (loss) profit. Operating loss for 2015 was $0.2 million (which includes a loss of $8.0 million related to write-down of vessels, goodwill and intangible assets in our Ocean Business), which represents a loss decrease of $13.1 million from an operating loss of $13.3 million in 2014 (which includes an impairment charge of $10.5 million in our Ocean Business and a $5.7 million loss associated to the former CEO and Executive Vice President's severance payments according to their employment and consulting agreements termination clauses). This loss decrease is mainly attributable to a $19.9 million decrease in our River Business operating loss of $30.0 million in 2014 to $10.1 million in 2015; partially offset by a $4.5 million decrease in the operating profit of our Offshore Supply Business from $29.0 million in 2014 to $24.5 million in 2015, and a $2.3 million increase in operating loss of our Ocean Business from $12.3 million in 2014 to $14.6 million in 2015.
Financial expense. Financial expense increased by $1.0 million from $35.1 million in 2014 to $36.1 million in 2015. This variation is mostly explained by $2.1 million increase in debt renegotiation costs incurred during 2015; partially offset by a $1.0 million combined decrease in interest expense on our long-term debt and commitment fees.
Foreign currency exchange gains (losses), net. Foreign currency exchange loss for 2015 was $4.8 million as compared to a $2.1 million gain in 2014. This $6.9 million variation is mainly attributable to lower cash foreign currency exchange gains in some of our subsidiaries and to losses generated by the effect of our exposure to the fluctuation in the value of local currencies mostly related to the devaluation of the Brazilian real and the Argentine peso during 2015.
Income taxes (expenses) benefit. Income tax expense for 2015 was $6.3 million, compared to $5.1 million in 2014. This $1.2 million increase is mainly attributable to a $3.7 million increase in the charge related to deferred tax assets and tax on minimum presumed income credit expensed based on the weight of negative available evidence at December 31, 2015 which would not be realized in the future in one of our Argentinean subsidiaries operating in the River and Ocean Businesses and $1.1 million increase in the charge attributable to higher pretax income of other Argentinean subsidiary; partially offset by a $3.6 million decrease in the charge attributable mainly to a lower pretax income in Brazil in our Offshore Supply Business.

Results of Operations
Year Ended December 31, 2014, Compared to Year Ended December 31, 2013.
The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars.

	Year Ended December 31,
	2014	2013	Percent Change
Revenues
Attributable to River Business	$175,110	$246,798	-29%
Attributable to Offshore Supply Business	119,581	93,154	28%
Attributable to Ocean Business	68,984	71,265	-3%
Total revenues	363,675	411,217	-12%

Voyage and manufacturing expenses
Attributable to River Business	(90,773)	(133,957)	-32%
Attributable to Offshore Supply Business	(6,879)	(4,984)	38%
Attributable to Ocean Business	(21,433)	(22,381)	-4%
Total voyage expenses	(119,085)	(161,322)	-26%

Running costs
Attributable to River Business	(61,445)	(57,851)	6%
Attributable to Offshore Supply Business	(52,318)	(40,513)	29%
Attributable to Ocean Business	(34,754)	(37,792)	-8%
Total running costs	(148,517)	(136,156)	9%

Amortization of drydocking and intangible assets	(7,537)	(3,582)	110%
Depreciation of vessels and equipment	(45,880)	(38,953)	18%
Loss on write-down of vessels	(10,511)	--	--
Administrative and commercial expenses	(47,081)	(41,730)	13%
Other operating income, net	1,597	5,692	-72%
Operating (loss) profit	(13,339)	35,166	--

Financial expense	(35,097)	(33,551)	5%
Financial loss on extinguishment of debt	--	(5,518)	--
Foreign currency exchange gains, net	2,089	18,849	-89%
Investment in affiliates	(1,056)	(520)	103%
Other, net	192	92	109%
Total other income (expenses)	(33,872)	(20,648)	64%
(Loss) Income before income tax	$(47,211)	$14,518	--
Income tax expenses	(5,065)	(6,597)	-23%
Net income attributable to noncontrolling interest	--	553	--
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	(52,276)	7,368	--

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
Financial expense. Financial expense increased $1.5 million to $35.1 million in 2014 as compared to $33.6 million in 2013. This variation is mostly explained by the refinancing of our $180.0 million 2014 Notes with our new $225.0 million 2021 Notes issued on June 10, 2013, and to disbursements on our DVB-NIBC and DVB-NIBC-ABN credit facilities.
Financial loss on extinguishment of debt. Financial loss on extinguishment of debt in 2013 is mainly attributable to the extinguishment of our 2014 Notes on July 10, 2013, and our Convertible Notes on January 23, 2013.
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
Historically our principal source of funds has been equity provided by our shareholders, operating cash flow, secured and unsecured debt and certain forms of hybrid instruments, such as convertible notes. Our principal use of funds has been capital expenditures to establish, grow and maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on outstanding debt facilities.
Our internally generated cash flow is directly related to our business and the market sectors in which we operate. Should the markets in which we operate deteriorate or worsen, or should we experience poor results in our operations, cash flow from operations may be reduced. Due to current market conditions such as historically low commodity prices compounded with overcapacity in our River Business, as well as overcapacity in the Brazilian offshore supply marine market, including contract cancellations in September 2015 and time charter rate reductions on our PSV and RSV fleet, our cash generating capacity has been significantly impaired. These impacts have not permitted the regular service of our interest payments on our debt obligations.
We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to repay our debt, which could result in our debt being accelerated by our lenders. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments and, if we are not successful in accessing the capital markets at sufficient levels, our lenders could foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. Moreover, in connection with any additional amendments to our debt agreements that we obtain, or if we enter into any future credit agreements or debt instruments, our lenders may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, require the pledging of additional collateral, accelerate the amortization schedule for our indebtedness or increase the margin and lending rates they charge us on our outstanding indebtedness.
Alternatively to debt capital markets, we may seek to raise additional cash through capital increase from Southern Cross, our major shareholder, or through the sale of certain of the Company's assets/segments.

Our access to debt and equity markets may be reduced or closed due to a variety of events, including a credit crisis, credit rating agency downgrades of our debt, industry conditions, general economic conditions, market conditions and market perceptions of us and our industry.
Nevertheless, at March 31, 2016, we believe that cash on hand and internally generated cash flow will be sufficient to fund our operations (operating costs, working capital requirements and scheduled capital expenditures but not debt principal and service payments) for the next twelve months.
At December 31, 2015, we had aggregate indebtedness of $462.7 million, consisting of $225.0 million aggregate principal amount of our 2021 Notes, indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. under a senior loan facility with DVB Bank AG, or DVB, of $4.2 million and $12.5 million under a loan facility with BNDES, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $55.6 million under three senior loan facilities with DVB and $24.2 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $44.5 million under a senior loan facility with DVB, NIBC and ABN Amro as co-lenders, indebtedness of our subsidiary Linford Trading Inc. of $28.7 million under a senior loan facility with DVB and NIBC, indebtedness of our subsidiary Stanyan Shipping Inc. of $3.1 million under a senior loan facility with Natixis, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $39.1 million in the aggregate under two senior loan facilities with IFC, indebtedness of our subsidiary UABL Paraguay S.A. of $9.8 million under a senior loan facility with OFID, and indebtedness of our subsidiaries UABL Paraguay S.A. and Riverpar S.A. of $16.2 million under a senior loan facility with IFC and OFID as co-lenders. In addition, as of December 31, 2015, we had accrued interest of $11.5 million. Please refer to "Description of Credit Facilities and Other Indebtedness" elsewhere herein.
At December 31, 2015, we had cash and cash equivalents on hand of $45.2 million plus $10.8 million in current restricted cash, making a total of $56.0 million.
Events of default under debt agreements
The Company maintains approximately $462.7 million of long term financial debt as of December 31, 2015, of which approximately $88.3 million were current as stated in the terms of the original debt agreements.
The Company has not made the $10.0 million interest payment due on December 15, 2015, on its 2021 Notes which constitutes an event of default under the Notes and the remaining credit agreements since they contain cross-default provisions. The Company has entered into forbearance and waiver agreements with most of its lenders with respect to this event of default which expire at the earlier of April 30, 2016, or the occurrence of certain events specified in the agreements. The lenders have agreed, for the duration of these agreements, not to accelerate their loans, take any enforcement actions or exercise any remedies with respect to defaults resulting from the nonpayment by the Company of its interest payment under the Notes, and to work with the Company in negotiating a sustainable financial structure. Nevertheless, the Company has paid in full principal and interests as scheduled in our loan agreements until the signing of the forbearance agreements.
The forbearance agreement also provided for the formation of a special committee that will explore restructuring options and make recommendations to the Company's Board of Directors. Among such recommendations are the standalone restructuring proposal and/or selling the River Business segment.
Also, as of December 31, 2015, the Company failed to meet some financial covenants as described in "Description of Credit Facilities and Other Indebtedness" section. As discussed above, the lenders have agreed for the duration of the forbearance agreements not to take any enforcement actions given these failures.
Although the Company currently has sufficient liquidity to make the outstanding interest payments, the Company believes it is prudent not to do so at this time as negotiations continue with representatives of holders of the Notes and with the Company's other secured lenders to obtain debt maturity extensions or restructuring of the debt agreements, including the Notes and the credit facilities and loan agreements, as well as extensions on the current forbearance agreements and waivers.
We cannot guarantee that we will be able to obtain our lenders' consent to subsequently extend the current forbearance agreements and waivers or that our efforts to extend the maturity of or restructure our debt agreements will be successful. If we fail to remedy or obtain a waiver of the event of defaults our lenders may accelerate our indebtedness under the relevant debt agreement, which could trigger the cross-acceleration or cross-default provisions contained in our other debt agreements. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business. Thus, there is a substantial doubt about the ability of the Company to continue as a going concern and about the recoverability of recorded assets.
The consolidated financial statements included elsewhere herein have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

Operating Activities
In the year ended December 31, 2015, cash flow provided by operations increased $1.7 million to $37.0 million as compared to $35.3 million in the same period of 2014. Net loss for the year ended December 31, 2015, was $48.0 million as compared to a loss of $52.3 million in the same period of 2014, a decrease of $4.3 million. To determine cash from operations, net (loss) income is adjusted for the effect of certain non-cash items including depreciation and amortization, which are analyzed in detail as follows:

	For the year ended December 31,
(Stated in thousands of U.S. dollars)	2015	2014	2013
Net (loss) income	$(48,004)	$(52,276)	$7,921
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of vessels and equipment	41,272	45,880	38,951
Amortization of dry docking	9,860	7,493	3,409
Debt issuance expense amortization	2,607	2,272	2,711
Financial loss on extinguishment of debt	--	--	5,518
Loss on write-down of vessels, goodwill and intangible assets	8,030	10,511	--
Change in valuation allowance of deferred income tax assets	4,471	(811)	1,632
Other adjustments	2,469	2,893	3,953
Net income adjusted for non-cash items	$20,705	$15,962	$64,095

Net (loss) income is also adjusted for changes in operating assets and liabilities and expenditure in drydock in order to determine net cash provided by operations:
The positive change in operating assets and liabilities of $23.9 million for the year ended December 31, 2015, resulted from a $13.1 million decrease in operating supplies, other receivables and prepaid expenses, by a $5.9 million increase in other payables, by a $4.9 million decrease in accounts receivables and a $3.8 million decrease in other assets; partially offset by a $4.0 million decrease in accounts payable and customer advances. In addition, cash flow from operating activities decreased by $2.2 million, $3.5 million and $1.9 million in 2015 due to expenditures in drydock for our River, Offshore Supply and Ocean businesses, respectively.
The positive change in operating assets and liabilities of $29.4 million for the year ended December 31, 2014, resulted from a $19.9 million decrease in operating supplies and prepaid expenses, by a $9.8 million decrease in accounts receivables, by a $7.7 million increase in other liabilities and by a $0.6 million decrease in other assets; partially offset by an $8.5 million decrease in accounts payable and customer advances. In addition, cash flow from operating activities decreased by $4.0 million, $4.3 million and $1.8 million in 2014 due to expenditures in drydock for our River, Offshore Supply and Ocean businesses, respectively.
The negative change in operating assets and liabilities of $34.1 million for the year ended December 31, 2013, resulted from a $13.9 million increase in accounts receivable, a $9.1 million increase in operating supplies and prepaid expenses, by a $6.0 million decrease in accounts payable and by a $5.4 million decrease in other liabilities; partially offset by a $0.2 million decrease in other assets. In addition, cash flow from operating activities decreased $10.2 million due to expenditures in drydock in the year ended December 31, 2013.

Investing Activities
During 2015, we disbursed $9.6 million in the construction of new barges for our own use at our Punta Alvear Yard, $3.4 million in the increase of pushing capacity of some pushboats, $3.1 million in the construction of new line and port pushboats, $1.9 million in the refurbishment of our Parana Iron, $0.9 million in a new midstream transshipment station for agricultural products and $0.2 million in upgrade works and new constructions in our Punta Alvear yard, in our River Business; and $4.6 million in the conversion of our UP Coral into a RSV, in our Offshore Supply Business.
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

Financing Activities
Net cash flow used in financing activities decreased $28.8 million from a cash use of $31.3 million in the year ended December 31, 2014, to a cash use of $2.5 million in the same period of 2015. This decrease is mainly attributable to the $28.8 million drawdown under our reducing revolving credit facility with DVB and the $3.2 million draw down under the second advance of our UP Coral in respect of the Loan Agreement with DVB and NIBC; partially offset by a $1.5 million increase in cash used in scheduled repayments of long-term financial debt, a $1.0 million increase in cash used in other financing activities, and $0.7 million increase in cash used for the early repayment of long-term financial debt.
Net cash flow used in financing activities decreased $17.5 million from a cash use of $48.7 million in the year ended December 31, 2013, to a cash use of $31.2 million in the same period of 2014. This decrease cash used in 2014 is mainly attributable to the $180.0 million and $80.0 million prepayment of our 2014 Notes and our Convertible Notes, respectively, to $39.8 million additional cash used in early repayments of long term financial debt, to $10.3 million used in the purchase of the 5.55% ownership of UP Offshore (Bahamas) from Firmapar Corp., to $8.3 million used in the repayment of a short-term credit facility with DVB, to a $7.0 million used to fund restricted cash accounts under various of our loan agreements, to $3.9 million used by other financing activities; partially offset by a proceed of $216.7 million from the issuance of our 2021 Notes (after deducting issuance expenses), to a $94.0 million proceed from long-term financial debt in our Offshore Supply Business and to $1.2 million used in scheduled repayments of long-term financial debt.
Future Capital Requirements
Our near-term cash requirements are related primarily to funding operations, funding the construction of barges in our shipyard at Punta Alvear, funding scheduled and unscheduled drydocks and potentially funding the conversion of our PSVs into RSVs. The Company does not anticipate ordering additional vessels in 2016 or realizing any additional capital expenditures other than maintenance capital expenditures.
We estimate that for 2016, we will invest approximately $2.1 million in our IT navigation system for our River Business, $1.8 million in maintenance of our barge fleet, $1.0 million in critical spare parts including engine spares for our river fleet, $0.5 million in upgrade works in our Punta Alvear yard and fleeting, $0.5 million in port tugs and $0.4 million in our Parana Iron, in our River Business. In addition, we currently estimate that we may require approximately $7.5 million for the reconversion of our UP Agate into an RSV, and $1.6 million in PSV spares, in our Offshore Supply Business. Finally, we expect to disburse an aggregate amount of $6.9 million in drydock expenses and $2.0 million in import duties of our Asturiano.
We are currently funding these future capital requirements through our cash flow from operations.
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
We earn our revenues under time charters, bareboat charters, consecutive voyage charters or affreightment / voyage contracts and contracts for sale of barges to third parties. We earn and recognize revenue from time charters and bareboat charters on a daily basis. Within the shipping industry, there are two methods used to account for consecutive voyage charters or affreightment / voyage contracts: (1) ratably over the estimated length of each voyage and (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying its revenue recognition method, management believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis since, at the time of discharge, management generally knows the next load port and expected discharge port, and the discharge-to-discharge calculation of voyage revenues can be estimated with a greater degree of accuracy.

Demurrage income represents charges made to the charterer when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.
Revenues from the operation of our transshipment and storage unit, Parana Iron, consist of an agreed flat fee per ton which covers the storage and transshipment services of cargo from river barges to ocean export vessels. Revenues are recognized upon completion of loading of the oceangoing vessels. If stored cargo exceeds 50% of the transshipped volume in a given month, additional revenues may be recognized. We also derive revenues from fleeting services and port stay duties charged to vessels based on their tonnage.
In addition, we have a transshipment unit which recognizes revenue on a per ton basis.
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
Accounts receivable
Most of the Company's accounts receivable are due from international oil companies, international grain houses, traders and mining companies. The Company performs ongoing credit evaluations of its trade customers and generally does not require collateral. The Company routinely reviews its accounts receivables and makes provisions for probable doubtful accounts; however, those provisions are estimates and actual results could differ from those estimates and those differences may be material. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted.
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

Impairment of long-lived assets
Long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount of the asset and its fair value. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows or appraisals, as appropriate. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.
We identified indicators of potential impairments affecting the three Company´s business segments, including the continued deterioration of the share price of the Company as well as the Company´s financial situation discussed elsewhere herein.

Undiscounted projected net operating cash flows are determined for each vessel in the Ocean and Offshore Supply Business, and as a fleet in the River Business (except for the Parana Iron barge determined at vessel level) and are compared to their carrying value together with the carrying value of the dry dock costs related to each vessel. The cash flow period is based on the remaining lives of the vessels or the fleet.
Offshore Supply Business

Due to the uncertainties surrounding the current downturn conditions of the Brazilian offshore supply business, estimates of projected net operating cash flows of the Offshore Supply Business are highly subjective and there is a risk that these estimates could prove to be materially different from actual cash flows. For this reason, we performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test.

The Company has assigned operating scenarios based mainly on the experience, the present economic and financial situation of the Company, the current PSV´s market and the status quo of the conversations that are being held with Petrobras.

We determined the undiscounted projected net operating cash flows for each vessel by considering the historical and estimated vessels' performance and utilization, assuming:
(i)            Future revenues considering the fixed charter rate of each vessel over the remaining estimated life of each vessel. The rates used to estimate the future revenues are similar to the rates included in the latest in-progress tenders with Petrobras, which are below the most recent five-year average historical time charter rates with a sensitivity analysis of a ranging from 90% to 108%.
(ii)            Expected outflows for scheduled vessels' maintenance and operating expenses (running costs and lay up expenses). Cost estimates, like drydocking costs and repositioning expenses, have been based on the Company's historical data for its own vessels.
(iii)            Effective fleet utilization takes into account the period each vessel is expected to remain off hire for scheduled maintenance (dry docking and special surveys). It was also considered laid up periods of one to two years for the PSVs currently in laid-up or blocked, respectively. Effective fleet utilization assumed is below with the Company's historical performance rate and considering our expectations for future fleet utilization under our current understanding of the PSV´s Brazilian market.
(iv)            Duties for those PSVs which need to be converted to the special Brazilian regime flag.
(v)            The salvage value is estimated at $302 per lightweight ton (LWT) in accordance with the Company's assets' depreciation policy.

Fair value was estimated primarily through the use of third-party valuation performed on individual vessel basis.
River Business

We determined undiscounted projected net operating cash flows as a fleet in the River Business and as barge level for the Parana Iron barge and compared them to their carrying value. Being very difficult to be marketable, given the renegotiation process of our debt, we performed a probability-weighted analysis as to the sale assumption, while following a single most-likely estimate approach of expected future operating cash flows.

We determined the undiscounted projected net operating cash flows for the fleet by considering the historical and estimated fleet performance and utilization, assuming:
(i)            Future revenues considering an average of annual transported tons over the remaining estimated life of the fleet in line with the average of annual transported tons over the most recent five-year average historical transported tons.
(ii)           Average rate per ton used to estimate future revenues is lower than the most recent five-year average historical rate per ton.

(iii)            Expected outflows for scheduled fleet maintenance and operating expenses have been based on the Company's historical data.
(iv)           The salvage value is estimated at $302 per LWT in accordance with the Company's assets' depreciation policy.

Fair value is estimated based on discounted projected net operating cash flows. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company uses the weighted average cost of capital.
Ocean Business

During the last quarter of 2015, the Company decided to offer the Alejandrina vessel for sale because it was in laid-up since middle September 2015 and no opportunities were found to employ such vessel. The Company changed the valuation criteria of this vessel to fair value less cost to sell because, as a fixed asset to be disposed of by sale, it was below its carrying value at December 31, 2015. On January 28, 2016, we entered in a Memorandum of Agreement whereby the Company agreed to sell the vessel to a non-related third party, which was subsequently delivered to buyers on March 7, 2016. As a result of this change, the Company recorded a loss amounting $ 2.4 million.

For the container feeder vessels, we determined undiscounted projected net operating cash flows for each owned vessel and compared them to their carrying value. We followed a single most-likely estimate approach of expected future cash flows. We determined the undiscounted projected net operating cash flows for each vessel by assuming estimated rates, operating expenses and vessels utilization based on the Company's historical data for its own vessels. The salvage value is estimated at $302 per LWT in accordance with the Company's assets' depreciation policy.
The assessment concluded that the undiscounted projected net operating cash flows exceeded the carrying value at December 31, 2015, thus no impairment charges were recorded arising from the aforementioned tests.
Although the Company believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce materially different outcomes that could result in the inability to recover the current carrying values of the vessels or fleet, thereby possibly requiring impairment charges in the future.
While the Company intends to hold and operate its vessels, estimated market values of our vessels may hold below their carrying values. Because vessel values are highly volatile, estimates of market values may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. There is a relatively lack of liquidity in the sale market for PSV´s, and the oil price drop accompanying with the reduction in exploration and production spending have made the estimate of fair values uncertain. Moreover, we are not holding our vessels for sale, except as otherwise noted in this report. The Company would not record an impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel's carrying amount is not recoverable.
For the year ended December 31, 2014, the Company recorded an impairment charge of $5.6 million and $4.9 million to write down the carrying amount of its Product Tankers Alejandrina and Miranda I, respectively, to their estimated fair value as of that date as a result of the level of demand in the tanker market.
New Accounting Pronouncements
For information regarding the effect of new accounting pronouncements, refer to Note 2.y) of Notes to the Consolidated Financial Statements included elsewhere herein.
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
On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with IFC through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75.0 million (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69% and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. As of December 31, 2015, and 2014 the aggregate fair value of the collar resulted in a liability of $0.2 million and $0.8 million, respectively. During 2015 and 2014 we incurred unrealized losses from the collar amounting to $0.6 million and $0.6 million, respectively, and we also incurred realized losses of $0.7 million and $0.8 million, respectively. Should LIBOR remain at levels below 1.69% which is our floor, we will continue to incur losses from this financial instrument.

We have two interest rate swaps maturing through 2018 with an aggregate notional amount of $6.0 million at December 31, 2015. We entered into these agreements to hedge our exposure to interest rate fluctuations with respect to our borrowings in our Offshore Supply Business. These agreements call for the Company to pay a fixed interest rate of 6.122% and 6.67%, respectively, and receive interest payments based on LIBOR. As of December 31, 2015, and 2014 the aggregate fair value of the swaps resulted in a liability of $0.3 million and $0.4 million, respectively. During 2015 and 2014 we incurred unrealized losses from the swaps amounting to $0.1 million and $0.2 million, respectively, and we also incurred realized losses of $0.1 million and $0.1 million, respectively.
As of December 31, 2015, the Company had $14.6 million of LIBOR-based variable rate borrowings under its credit facility with DVB, NIBC and ABN Amro subject to interest rate swaps, as economic hedges, to fix the interest rate of these borrowings between October 2012 and October 2016 at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, the Company had $14.4 million of LIBOR-based variable rate borrowings under such same facility subject to interest rates swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between March 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin. Finally, the Company had $15.4 million of LIBOR-based variable rate borrowings under such same facility subject to interest rate swaps designated as cash flow hedge for accounting purposes, to fix the interest rate of these borrowings between October 2014 and October 2016 at a weighted average cost of debt of 1.22% per annum, excluding margin.
Additionally, as of December 31, 2015, the Company had variable rate debt (due 2015 through 2023) totaling $125.8 million. These debts call for the Company to pay interest based on LIBOR plus a 120-400 basis point margin range. Some of our existing financing agreements, within the terms and conditions contained in the relevant loan agreement, used a cost of funds rate in replacement of LIBOR. The interest rates generally reset either quarterly or semi-annually. As of December 31, 2015, the weighted average interest rate on these borrowings was 3.4%, including margin.
A 1% increase in LIBOR or a 1% increase in the cost-of-funds used as base rate by some of our lenders would translate to a $1.3 million increase in our interest expense per year, which would adversely affect our earnings and cash flow.
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
The Argentine peso devalued approximately 52% against the U.S. dollar in 2015. However, the average exchange rate of 2015 of the Argentine peso to the U.S. dollar increased approximately 14% as compared to the average exchange rate of 2014. Similarly, the average exchange rate of 2015 of the Brazilian real to the U.S. dollar increased approximately 42% as compared to the average exchange rate of 2014.

Description of Credit Facilities and Other Indebtedness
The Company has not made the $10.0 million interest payment due on December 15, 2015, on its 2021 Notes which constitutes an event of default under the Notes and the remaining credit agreements since they contain cross-default provisions. The Company has entered into forbearance and waiver agreements with most of its lenders with respect to this event of default which expire at the earlier of April 30, 2016, or the occurrence of certain events specified in the agreements. The forbearance agreements for each facility are summarized below. Complete copies of each of the forbearance agreements are attached as exhibits to this annual report.
8⅞% First Preferred Ship Mortgage Notes due 2021
On June 10, 2013, we completed an offering of $200.0 million of 8⅞% First Preferred Ship Mortgage Notes due 2021, through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S, or the Note Offering. The net proceeds of the Note Offering were used to repay our 9% First Preferred Ship Mortgage Notes due 2014and general corporate purposes.
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
Interest on the 2021 Notes is payable semi-annually on June 15 and December 15 of each year. The 2021 Notes are senior obligations guaranteed by some of our subsidiaries directly involved in our Ocean and River Businesses. The 2021 Notes are secured by first preferred ship mortgages on 361 vessels, consisting of one ocean vessel, 345 barges and 15 pushboats, owned by certain of our subsidiaries.
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
Upon the occurrence of a change of control event, each holder of the 2021 Notes shall have the right to require us to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. A change of control means:
•	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d) of the Exchange Act), other than the Company or any of its Subsidiaries, one or more Permitted Holders or a "group" (as that term is used in Rule 13d-5 of the Exchange Act) controlled by one or more Permitted Holders; or
•	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors, together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors then in office, unless one or more Permitted Holders have the right or ability by voting power, contract or otherwise, to elect or designate for election a majority of the Board of Directors; or
•	the consummation of any transaction (including any merger or consolidation), the result of which is that any "person" (as defined in clause (i) above), other than a Subsidiary of the Company, one or more Permitted Holders or a "group" (as that term is used in Rule 13d-5 of the Exchange Act) controlled by one or more Permitted Holders, becomes the "beneficial owner" (as that term is used in Section 13(d)(3) of the Exchange Act, except that for purposes of this clause (iii) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company; provided , however, that one or more Permitted Holders do not have the right or ability by voting power, contract or otherwise to independently elect or designate for election a majority of the Board of Directors (which majority shall also represent a majority of the number of votes of the Board of Directors) and such members of the Board of Directors elected or designated for election by the Permitted Holders have the right or ability to cast votes as members of the Board of Directors independently; or
•	the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company other than (A) a transaction in which the survivor or transferee is a Person that is controlled by one or more Permitted Holders or (B) a transaction following which holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction; or
•	the adoption of a plan relating to the liquidation or dissolution of the Company.

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
On December 15, 2015, the Company announced that it decided not to make the $10.0 million interest payment due on the 2021 Notes on that date. The grace period to make such payment expired on January 15, 2016, and the non-payment of the interest due December 15, 2015 became an Event of Default as defined in the indenture governing the 2021 Notes. On January 29, 2016, the Company entered into the Forbearance Agreement with bondholders representing approximately 85% of the aggregate face amount of 2021 Notes outstanding, and on February 9, 2016, closed a consent solicitation that resulted in approximately 99.2% of bondholders consenting to the Forbearance Agreement.
The aggregate outstanding principal balance of the 2021 Notes was $225.0 million at December 31, 2015.
Summary of the forbearance agreement entered with the noteholders:
On January 29, 2016, the Company entered into a forbearance agreement through March 31, 2016 in relation to approximately 85% of the outstanding 2021 Notes, pursuant to which the consenting noteholders agreed not to accelerate any indebtedness under the indenture nor to take any enforcement action or exercise any remedies with respect to the Company's failure to make the payment of interest due on December 15, 2015 or any cross-defaults resulting from any default under the Company's indebtedness as a result of the failure to make such payment.
The forbearance agreement also provided for the appointment of two new, independent directors, as well as but not limited to the formation of a special committee that, among other things, will explore options and make recommendations to the Company's board of directors in connection with the restructuring of the Company. The forbearance agreement included certain milestones in connection with the restructuring.  The Company agreed to commence a consent solicitation to solicit from all bondholders consent to the forbearance agreement, which the Company commenced on February 2, 2016 and which closed on February 11, 2016. As a result of the consent solicitation, 99.27% of all noteholders consented to the forbearance agreement. Each consenting noteholder received a pro rata portion of the consent fee of $2.0 million paid by the Company in accordance with the terms of the forbearance agreement.
The forbearance agreement terminated at the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the Company, any of its subsidiaries party to or guarantors under the indenture or any of their subsidiaries (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the indenture after the date of the forbearance agreement; (6) acceleration of the 2021 Notes by the trustee for the 2021 Notes or the requisite number of holders of 2021 Notes that were not consent holders to the forbearance agreement; (7) the date on which certain involuntary bankruptcy proceedings have been initiated and the Company consents to the entry of an order against it in such involuntary case; (8) the fifth business day after any of the Company Parties gives notice to the lenders under such loan of the exercise of remedies by any credit facility to which the Company or any subsidiary of the Company is a party; (9) any representation or warranty made by a Company Party under the forbearance agreement shall prove to have been incorrect in any material respect; or (10) the failure of the Company to release any consent fees in the escrow account on such days as set forth in the forbearance agreement.
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Revolving credit facility with DVB Bank SE of up to $40.0 million:
On May 31, 2013, we entered into a loan agreement with DVB for a $40.0 million reducing, revolving credit facility (the "Revolving Credit Facility"). The commitment under this revolver decreases quarterly by $1.25 million or $5.0 million per year. The facility bears interest at LIBOR plus 3% (or lender's cost of funds, if the lenders in their discretion determine that LIBOR is not representative of such costs). A quarterly commitment fee is payable based on the average undrawn amount of the committed amount at a rate of 1.95% per annum.

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
As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.
The aggregate outstanding principal balance under the revolving credit facility was $27.5 million at December 31, 2015.
Summary of the forbearance agreement entered with the lenders under the Revolving Credit Facility:
On January 11, 2016, the Company, UP Offshore (Bahamas) Ltd. ("UP Offshore"), UP Offshore Apoio Maritimo Ltda., Packet Maritime Inc., and Padow Shipping Inc. (collectively, the Borrowing Parties") entered into a forbearance agreement with the lenders under Revolving Credit Facility. Under this forbearance agreement, the lenders agreed to:
•	Extend the time for the borrower under the loan to make any repayments under Clause 8.7 of the loan agreement until the Forbearance Termination Date (as defined below).
•	Waive the covenants with respect to the Time Charters and Service Contracts relating to UP Esmeralda under Clause 11.1(b) of the loan agreement until the Forbearance Termination Date.
•	Waive compliance with Clause 12 of the loan agreement until the Forbearance Termination Date, provided that the borrower under the loan provides certain cash flow forecasts and projections to the lenders.
•	Waive the borrower's compliance with any obligation it may have to provide additional security or make prepayment under Clause 15.3 of the loan agreement until the Forbearance Termination Date.
•	Waive anticipated Events of Default under the loan agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.
The Borrowing Parties agreed to the following during the time the forbearance agreement is in effect:
•	All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the loan or of UP Offshore except (i) up to $5.0 million may be transferred from UP Offshore or the Company for certain limited uses or (ii) certain funds may be used to pay ordinary course business operating expenses;
•	None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;
•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the Revolving Credit Facility and to provide them with any updates to such plan on an on-going basis;
•	The Borrowing Parties will provide evidence relating to capital expenses as required by the lenders and will generally use all commercial efforts to conserve and retain cash;
•	UP Offshore will continue to market a particular vessel, provide the lenders with a marketing plan designed to effectuate the sale of such vessel by the Forbearance Termination Date, and take certain actions in connection with such sale;
•	The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.

The Forbearance Termination Date for the Revolving Credit Facility is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the borrower or guarantors under the Revolving Credit Facility (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the Revolving Credit Facility after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the borrower under the Revolving Credit Facility gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore or other persons in which UP Offshore has a direct, indirect or beneficial ownership interest).
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with DVB Bank SE (DVB SE) of up to $15.0 million:
On January 17, 2006, UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary of the Offshore Supply Business) as Borrower, Packet Maritime Inc. and Padow Shipping Inc. as Guarantors and UP Offshore as Holding Company entered into a $15.0 million loan agreement with DVB SE for the purposes of providing post-delivery financing of one PSV named UP Agua-Marinha delivered in February 2006 (the "DVB $15.0 Million Loan").
This loan is divided into two tranches:
– Tranche A, amounting to $13.0 million, shall be repaid by (i) 120 consecutive monthly installments of $75,000 each beginning in March 2006 and (ii) a balloon repayment of $4.0 million together with the 120th installment. The loan accrues interest at LIBOR rate plus a margin of 2.25% 1.20% per annum, and
– Tranche B, amounting to $2.0 million, shall be repaid by 36 consecutive monthly installments of $56,000 each beginning in March 2006 which accrues interest at LIBOR rate plus a margin of 2.875% 1.20% per annum.
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

The aggregate outstanding principal balance of the loan was $4.2 million at December 31, 2015.
Summary of the forbearance agreement entered with the lenders under the DVB $15.0 Million Loan:
On January 11, 2016, UP Offshore Apoio Maritimo Ltda. (the "UP Offshore Apoio Maritimo"), UP Offshore (Bahamas) Ltd. ("UP Offshore"), Packet Maritime Inc., and Padow Shipping Inc. (collectively, the "Borrowing Parties") entered into a forbearance agreement with the lenders under the DVB $15 Million Loan. Under this forbearance agreement, the lenders agreed to:
•	Extend the time for the borrower under the loan to make quarterly repayment installments under Clause 7.1 of the loan agreement until the Forbearance Termination Date (as defined below).
•	Waive compliance with Clause 10.1(u) of the loan agreement until the Forbearance Termination Date, provided that the borrower under the loan provides certain cash flow forecasts and projections to the lenders.
•	Waive anticipated Events of Default under the loan agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.

The Borrowing Parties and the Company agreed to the following during the time the forbearance agreement is in effect:
•	All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the loan or of UP Offshore Apoio Maritimo except (i) up to $5.0 million may be transferred from UP Offshore or the Company for certain limited uses;
•	None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;
•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the DVB $15.0 million loan and to provide them with any updates to such plan on an on-going basis;
•	The Borrowing Parties and the Company will provide evidence relating to capital expenses as required by the lenders and will generally use all commercial efforts to conserve and retain cash;
•	The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.
The Forbearance Termination Date for the DVB $15.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the borrower or guarantors under the DVB $15.0 Million Loan (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the DVB $15.0 Million Loan after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the borrower under the DVB $15.0 Million Loan gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore or other persons in which UP Offshore has a direct, indirect or beneficial ownership interest).
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with DVB Bank SE (DVB SE) of up to $61.3 million:
On December 28, 2006, UP Offshore (Bahamas) Ltd., as Borrower, entered into a $61.3 million loan agreement with DVB SE for the purpose of refinancing three PSVs named UP Esmeralda, UP Safira and UP Topazio (the "DVB $61.3 Million Loan"). The loan is divided into two advances and shall be repaid by 40 consecutive quarterly installments as set forth in the repayment schedule therein.
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
As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.
The aggregate outstanding principal balance of the loan was $21.1 million at December 31, 2015.
Summary of the forbearance agreement entered with the lenders under the DVB $61.3 Million Loan:
On January 11, 2016, the Company, UP Offshore (Bahamas) Ltd. ("UP Offshore"), UP Offshore Apoio Maritimo Ltda., Packet Maritime Inc., and Padow Shipping Inc. (collectively, the "Borrowing Parties") entered into a forbearance agreement with the lenders under the DVB $61.3 Million Loan. Under this forbearance agreement, the lenders agreed to:
•	Extend the time for the borrower under the loan to make quarterly repayment installments under Clause 7.1 of the loan agreement until the Forbearance Termination Date (as defined below).
•	Waive compliance with Clause 11 of the loan agreement until the Forbearance Termination Date, provided that the borrower under the loan provides certain cash flow forecasts and projections to the lenders.
•	Waive the borrower's compliance with the security coverage required under Clause 10.3 of the loan agreement until the Forbearance Termination Date.
•	Waive anticipated Events of Default under the loan agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.
The Borrowing Parties agreed to the following during the time the forbearance agreement is in effect:
•	All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the loan or of UP Offshore except (i) up to $5.0 million may be transferred from UP Offshore or the Company for certain limited uses;
•	None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;
•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the DVB $61.3 million loan and to provide them with any updates to such plan on an on-going basis;
•	The Borrowing Parties will provide evidence relating to capital expenses as required by the lenders and will generally use all commercial efforts to conserve and retain cash;
•	UP Offshore will continue to market a certain vessel, provide the lenders with a marketing plan designed to effectuate the sale of such vessels by the Forbearance Termination Date, and take certain actions in connection with the sales of such vessels;
•	The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.

The Forbearance Termination Date for the DVB $61.3 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the borrower or guarantors under the DVB $61.3 Million Loan (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the DVB $61.3 Million Loan after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the borrower under the DVB $61.3 Million Loan gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore  or other persons in which UP Offshore  has a direct, indirect or beneficial ownership interest).
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with DVB Bank SE (DVB SE) of $25.0 million:
On October 31, 2007, UP Offshore (Bahamas) Ltd., as Borrower, entered into a $25.0 million loan agreement with DVB SE for the purpose of providing post-delivery financing of one Brazilian flag PSV named UP Diamante (the "DVB $25.0 Million Loan").
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
As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.
The aggregate outstanding principal balance of the loan was $7.0 million at December 31, 2015.
Summary of the forbearance agreement entered with the lenders under the DVB $25.0 Million Loan:
On January 11, 2016, the Company, UP Offshore (Bahamas) Ltd. ("UP Offshore"), UP Offshore Apoio Maritimo Ltda., Packet Maritime Inc., Padow Shipping Inc., UP Offshore (Uruguay) S.A. and Topazio Shipping LLC (collectively, the "Borrowing Parties") entered into a forbearance agreement with the lenders under the DVB $25.0 Million Loan. Under this forbearance agreement, the lenders agreed to:
•	Extend the time for the borrower under the loan to make quarterly repayment installments under Clause 7.1 of the loan agreement until the Forbearance Termination Date (as defined below).
•	Waive compliance with Clause 10.3 of the loan agreement until the Forbearance Termination Date.
•
Waive anticipated Events of Default under the loan agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.

The Borrowing Parties agreed to the following during the time the forbearance agreement is in effect:

•
All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the loan or of UP Offshore except (i) up to $5.0 million may be transferred from UP Offshore or the Company for certain limited uses;

•
None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;

•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the DVB $25.0 million loan and to provide them with any updates to such plan on an on-going basis;
•	The Borrowing Parties will provide evidence relating to capital expenses as required by the lenders and will generally use all commercial efforts to conserve and retain cash;
•	The borrower will provide certain cash flow forecasts and projections to the lenders;
•
The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.

The Forbearance Termination Date for the DVB $25.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the borrower or guarantors under the DVB $25.0 Million Loan (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the DVB $25.0 Million Loan after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the borrower under the DVB $25.0 Million Loan gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore or other persons in which UP Offshore has a direct, indirect or beneficial ownership interest).
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
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
As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.
The aggregate outstanding principal balance of the loan was $12.5 million at December 31, 2015.
Summary of the forbearance agreement entered with DVB Bank SE under the FDGF:
On January 11, 2016, the Company, UP Offshore (Bahamas) Ltd. (together with the Company, the "Corporate Guarantors") and UP Offshore Apoio Maritimo Ltda. ("UP Offshore Brazil", and together with the Corporate Guarantors, the "Obligor Parties") entered into a forbearance agreement with DVB Bank SE under the FDGF. Under this forbearance agreement, DVB Bank SE agreed until the Forbearance Termination Date (as defined below) to:
•
Waive compliance with Clause 11 of the Guarantee Facility Agreement until the Forbearance Termination Date, provided that the obligor under the guarantee provides certain cash flow forecasts and projections to the lenders.

•
Waive the obligor's compliance with any obligation it may have to provide additional security or make prepayment under Clause 14.2 of the Guarantee Facility Agreement until the Forbearance Termination Date.

•
Waive anticipated Events of Default under the Guarantee Facility Agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.

•	The Obligor Parties agreed to the following during the time the forbearance agreement is in effect:
•
All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the guarantee or of UP Offshore Brazil except (i) up to $5.0 million may be transferred from UP Offshore or the Company for certain limited uses or (ii) certain funds may be used to pay ordinary course business operating expenses;

•
None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;

•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the FDGF and to provide them with any updates to such plan on an on-going basis;
•	The Obligor Parties will provide evidence relating to capital expenses as required by the DVB Bank SE and will generally use all commercial efforts to conserve and retain cash .
•
The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.

The Forbearance Termination Date for the FDGF is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the obligor or guarantors under the FDGF (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the FDGF after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the obligor under the FDGF gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore or other persons in which UP Offshore has a direct, indirect or beneficial ownership interest).

On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with DVB Bank SE (DVB SE) and Banco Security of $40.0 million:
On December 9, 2010, our subsidiary UP Offshore (Bahamas) Limited entered into a loan agreement with DVB Bank SE and Banco Security relating to a senior secured term loan facility in the amount of up to $40.0 million to partially finance the acquisition of two PSVs constructed for us, UP Turquoise and UP Jasper (the "DVB/Banco Security $40.0 Million Loan"). This facility was drawn in two advances, each of $20.0 million, on the delivery of each PSV. The maturity date of the facility is eight years from the initial drawdown, but no later than December 31, 2018. The security for the loan facility includes a guarantee by us and first priority Panamanian ship mortgages on each of the PSVs.
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
The aggregate outstanding principal balance of the loan was $24.2 million at December 31, 2015.
Summary of the forbearance agreement entered with the lenders under the DVB/Banco Security $40.0 Million Loan:
On January 11, 2016, the Company, UP Offshore (Bahamas) Ltd. ("UP Offshore"), Glasgow Shipping Inc., Zubia Shipping Inc. and Coporacion de Navegacion Mundial S.A. (collectively, the "Borrowing Parties") entered into a forbearance agreement with seventy five percent of the lenders under the DVB/Banco Security $40.0 Million Loan. Under this forbearance agreement, the seventy five percent of the lenders agreed until the Forbearance Termination Date (as defined below) to:
•	Extend the time for the borrower under the loan to make quarterly repayment installments under Clause 8.1 of the loan agreement until the Forbearance Termination Date.
•	Waive compliance with Clause 12 of the loan agreement until the Forbearance Termination Date, provided that the borrower under the loan provides certain cash flow forecasts and projections to the lenders.
•	Waive the borrower's compliance with any obligation it may have to provide additional security or make prepayment under Clause 15.3 of the loan agreement until the Forbearance Termination Date.
•	Waive anticipated Events of Default under the loan agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.
The Borrowing Parties agreed to the following during the time the forbearance agreement is in effect:
•	All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the loan or of UP Offshore except (i) up to $5.0 million may be transferred from UP Offshore or the Company for certain limited uses;
•	None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;
•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the DVB/Banco Security $40.0 million loan and to provide them with any updates to such plan on an on-going basis;

•	The Borrowing Parties will provide evidence relating to capital expenses as required by the lenders and will generally use all commercial efforts to conserve and retain cash;
•	UP Offshore will continue to market a certain vessel, provide the lenders with a marketing plan designed to effectuate the sale of such vessels by the Forbearance Termination Date, and take certain actions in connection with such sale;
•	The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.
The Forbearance Termination Date for the DVB/Banco Security $40.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the borrower or guarantors under the DVB/Banco Security $40.0 Million Loan (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the DVB/Banco Security $40.0 Million Loan after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the borrower under the DVB/Banco Security $40.0 Million Loan gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore  or other persons in which UP Offshore  has a direct, indirect or beneficial ownership interest).
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with DVB Bank, NIBC Bank and ABN Amro Bank of $84.0 million:
On January 18, 2013 Ingatestone Holdings Inc. ("Ingatestone"), as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post-delivery term loan facility of up to $84.0 million with DVB Bank America, NIBC and ABN Amro (the "Lenders") with the purpose of refinancing the advances made for our PSVs named UP Jade, UP Amber, UP Pearl and UP Onyx of the DVB SE and Natixis and DVB SE and NIBC long-term facilities (the "DVB/NIBC/ABN $84.0 Million Loan").
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
As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.
The aggregate outstanding principal balance of the loan was $44.5 million at December 31, 2015.
On January 14, 2016, pursuant to the forbearance agreement, the Company prepaid $2.5 million of principal outstanding under this credit agreement.
Summary of the forbearance agreement entered with the lenders under the DVB/NIBC/ABN $84.0 Million Loan:
On January 11, 2016, the Company, Ingatestone Holdings Inc., UP Offshore (Bahamas) Ltd. ("UP Offshore"), Bayshore Shipping Inc., Amber Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (collectively, the "Borrowing Parties") entered into a forbearance agreement with the lenders under the DVB/NIBC/ABN $84.0 Million Loan. Under this forbearance agreement, the lenders agreed to:
•	Extend the time for the borrower under the loan to make quarterly repayment installments under Clause 8.1 of the loan agreement until the Forbearance Termination Date (as defined below).
•	Waive the covenants with respect to the Time Charters and Service Contracts relating to each of UP Pearl and UP Amber under Clauses 11.1(a) and (b) and Clauses 11.2(j)(iii) and (iv) of the loan agreement until the Forbearance Termination Date.
•	Waive compliance with Clause 12 of the loan agreement until the Forbearance Termination Date, provided that the borrower under the loan maintains a certain amount of liquidity and provides certain cash flow forecasts and projections to the lenders.
•	Waive the borrower's compliance with any obligation it may have to provide additional security or make prepayment under Clause 15.3 of the loan agreement until the Forbearance Termination Date.
•	Waive the borrower's compliance with any obligation to deposit any amounts into the Debt Service Reserve Account, or to maintain any minimum balance in such account, except as provided in paragraph 3 above, pursuant to Clause 19.4 of the loan agreement until the Forbearance Termination Date.
•	Waive anticipated Events of Default under the loan agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.
The Borrowing Parties agreed to the following during the time the forbearance agreement is in effect:
•	All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the loan or of Ingatestone except (i) up to $5 million may be transferred from UP Offshore or the Company for certain limited uses or (ii) certain funds may be used to pay ordinary course business operating expenses;

•	None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;
•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the DVB/NIBC/ABN $84.0 million loan and provide them with any updates to such plan on an on-going basis;
•	The Borrowing Parties will provide evidence relating to capital expenses as required by the lenders and will generally use all commercial efforts to conserve and retain cash;
•	Ingatestone will continue to market certain vessels, provide the lenders with a marketing plan designed to effectuate the sale of such vessels by the Forbearance Termination Date, and take certain actions in connection with such sale;
•	The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.
The Forbearance Termination Date for the DVB/NIBC/ABN $84.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the borrower or guarantors under the DVB/NIBC/ABN $84.0 Million Loan (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the DVB/NIBC/ABN $84.0 Million Loan after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the borrower under the DVB/NIBC/ABN $84.0 Million Loan gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore or other persons in which UP Offshore has a direct, indirect or beneficial ownership interest).
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with DVB Bank SE and NIBC Bank of $38.4 million:
On December 20, 2013, Linford Trading Inc. as Borrower ("Linford") and Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Leeward Shipping Inc. and Jura Shipping Inc. (collectively, the "Borrowing Parties") (the last three our subsidiaries in the Offshore Supply Business), as joint and several Guarantors, entered into a senior secured term loan facility of up to $38.4 million with DVB SE and NIBC, as co-lenders, for the purpose of providing post-delivery financing of our UP Agate and UP Coral (the "DVB/NIBC $38.4 Million Loan").
This loan was divided into two tranches:
Tranche A, amounting to $32.0 million, to be made available for each ship in the amount of up to $16.0 million. This tranche accrues interest at LIBOR rate plus a margin of 4.0% and shall be repaid by (i) 28 quarterly installments of $0.4 million per ship and (ii) a balloon repayment of $4.8 million per ship together with the last installment. The first quarterly repayment shall commence on the date falling three months after the Drawing Date of such ship.
Tranche B, amounting to $3.2 million, to be made available for each ship in the amount of up to $1.6 million subject to minimum three (3) year employment with a charterer on terms and conditions acceptable to the Lenders. This tranche accrues interest at LIBOR rate plus a margin of 4.0% per annum and shall be repaid by (i) 12 quarterly installments of $0.1 million per ship (ii) a balloon repayment of $0.66 million per ship together with the last installment. The first quarterly repayment shall commence on the 13th quarterly installment.
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
On December 30, 2013, we drew down $32.0 million corresponding to Tranche A of both our UP Agate and UP Coral.

In January and July 2015, the Borrower, the Lenders and the Guarantors signed amendments of the loan agreement. In connection with those amendments the availability period was extended through June 30 and September 30, 2015, respectively, in relation to the second advance of each tranche of the financing of our PSVs UP Agate and UP Coral.
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
As of December 31, 2015, we were did not reach the minimum required forward looking debt service coverage ratio for Linford Trading Inc. and on a consolidated basis for Ultrapetrol. However, compliance with these financial covenants is waived through April 30, 2016, as set forth in the forbearance agreement.
On September 17, 2015, we drew down $3,200 corresponding to the second advance of our UP Coral.
The aggregate outstanding principal balance of the loan was $28.7 million at December 31, 2015.
On January 13, 2016, pursuant to the forbearance agreement, the Company prepaid $1.8 million of principal outstanding under this credit agreement.
Summary of the forbearance agreement entered with the lenders under the DVB/NIBC $38.4 Million Loan:
On January 11, 2016, the Borrowing Parties entered into a forbearance agreement with the lenders under the DVB/NIBC $38.4 Million Loan. Under this forbearance agreement, the lenders agreed to:
•	Extend the time for the borrower under the loan to make quarterly repayment installments under Clause 8.1 of the loan agreement until the Forbearance Termination Date (as defined below).
•	Waive compliance with Clause 12 of the loan agreement until the Forbearance Termination Date, provided that the borrower under the loan provides certain cash flow forecasts and projections to the lenders.
•	Waive the borrower's compliance with any obligation it may have to provide additional security or make prepayment under Clause 15.3 of the loan agreement until the Forbearance Termination Date.
•	Waive anticipated Events of Default under the loan agreement that could arise due to waivers or extensions granted under the forbearance agreement or during the time the forbearance agreement is in effect.
The Borrowing Parties agreed to the following during the time the forbearance agreement is in effect:
•	All cash received by any of the Company's offshore subsidiaries will be maintained at such subsidiary and the Company will not permit the transfer, distribution or loan of any such funds to any affiliated holding company or any affiliate of any guarantor under the loan or of Linford except (i) up to $5 million may be transferred from UP Offshore or the Company for certain limited uses and (ii) certain funds may be used to pay ordinary course business operating expenses;
•	None of the Company or its subsidiaries or affiliates may make any payment of principal due to any credit facility to which UP Offshore or the Company or any affiliate or subsidiary is a party or a guarantor except for certain specified loans;
•	None of the Company or any of its affiliates or subsidiaries may grant any collateral, guarantees or preferential terms or treatment other than such as already in place;
•	The Company will provide copies of any restructuring plan to the lenders under the DVB/NIBC $38.4 million loan and provide them with any updates to such plan on an on-going basis;
•	The Borrowing Parties will provide evidence relating to capital expenses as required by the lenders and will generally use all commercial efforts to conserve and retain cash;
•	The Company will agree to the hiring of a strategic advisor to advise the lenders in evaluating potential restructuring options and to pay all fees and costs associated with the hiring of the strategic advisor.

The Forbearance Termination Date for the DVB/NIBC $38.4 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) failure by the borrower or guarantors under the DVB/NIBC $38.4 Million Loan (together, the "Company Parties") to comply with the provisions of the forbearance agreement after the date of the forbearance agreement; (3) the date of the occurrence of (i) any default or event of default under certain forbearance agreements between any of the Company Parties and certain lenders ("Third Party Forbearance Agreements") or (ii) the termination, cancellation, revocation, repudiation, anticipatory repudiation or cessation, in whole or in part, of any Third Party Forbearance Agreement; (4) the occurrence of certain bankruptcy or insolvency events involving any of the Company Parties; (5) the date of the occurrence of any Event of Default under the DVB/NIBC $38.4 Million Loan after the date of the forbearance agreement; (6) the date of occurrence of any default or event of default under any other credit facility (including the 2021 Notes) to which the Company, UP Offshore or any affiliate or subsidiary of them is a party, unless (x) a Third Party Forbearance Agreement has been entered into with respect to such credit facility which waives or forbears with respect to such default or event of default and such Third Party Forbearance Agreement remains in effect or (y) certain bankruptcy proceedings have been initiated and such proceedings result in any automatic stay or equivalent; or (7) the fifth business day after the Company or the borrower under the DVB/NIBC $38.4 Million Loan gives notice to the lenders under such loan of the exercise of remedies by any credit facility (including the 2021 Notes) to which any subsidiary of the Company is a party (other than UP Offshore or other persons in which UP Offshore has a direct, indirect or beneficial ownership interest).
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with Natixis of $13.6 million:
On January 29, 2007, Stanyan Shipping Inc. (a wholly owned subsidiary in the Ocean Business and the owner of the Alejandrina as Borrower and Ultrapetrol (Bahamas) Limited as Guarantor and Holding Company entered into a $13.6 million loan agreement with Natixis for the purpose of providing post-delivery financing of our product tanker Alejandrina .
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

On May 15, 2015, we paid $0.7 million to partially prepay the outstanding amounts under this facility.
The aggregate outstanding principal balance of the loan was $3.1 million at December 31, 2015, which was subsequently fully repaid on March 7, 2016, concurrently with the sale of our Alejandrina.
Loan Agreement with International Finance Corporation (IFC) of $25.0 million:
On September 15, 2008, UABL Paraguay S.A., as Borrower, and IFC entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing (the "IFC $25.0 Million Loan").
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

As of December 31, 2015, we were did not reach the minimum required current ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the standstill agreement.
The aggregate outstanding principal balance of the loan was $16.3 million at December 31, 2015. Scheduled repayments of principal and interest corresponding to December 15, 2015, were fully serviced by the Company.
Summary of the standstill agreement entered with IFC under the IFC $25.0 Million Loan:
On January 15, 2016, UABL Paraguay S.A. (the "Borrower"), UABL Limited ("UABL"), the Company and IFC entered into a standstill agreement under the IFC $25.0 Million Loan.  Under this standstill agreement, IFC agreed until the Forbearance Termination Date (as defined below) to forbear from exercising any of its rights, powers and remedies against the Borrower and UABL as guarantor of the IFC $25.0 Million Loan with respect to the Event of Default that occurred under the IFC $25.0 Million Loan as a result of the Company's failure to make a payment under the 2021 Notes.
The Borrower and UABL agreed that, until the Forbearance Termination Date, each will:
•	keep IFC advised of any matters that may materially affect the Company and its subsidiaries (collectively, the "Ultrapetrol Entities"), and will provide IFC with certain information upon request;
•	provide IFC with copies of any restructuring plan and any updates to such plan on an on-going basis;
•	not incur any additional financial debt unless the proceeds of such debt are immediately used to repay certain amounts owed to IFC;
•	not grant any additional collateral, guarantees or preferential terms or treatment;
•	provide IFC with evidence relating to capital expenses as required by IFC and generally use all commercial efforts to conserve and retain cash;
•	not declare or pay any dividend or make any cash distribution or acquire any stock of the Borrower or UABL, or any option over them, or make a payment under any subordinated financial debt.
The Forbearance Termination Date for the IFC $25.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) a breach (or potential breach, anticipatory repudiation, cancelation or revocation) by the Borrower or UABL (together, the "Company Parties") of the standstill agreement; (3) the date of the occurrence of any default or event of default under certain provisions of the IFC Loan Agreement; (4) another lender, bondholder or creditor (i) increases any interest rate or margin with respect to any loan made to any Ultrapetrol Entity due to a default by such Ultrapetrol Entity, (ii) notifies an Ultrapetrol Entity of an event of default, or (iii) exercises any remedy or commences any action against a Company Party to enforce its rights with respect to collateral; (5) any Ultrapetrol Entity or any affiliate thereof pays or agrees to pay another lender or creditor in excess of scheduled amounts due under certain agreements; and (6) a breach (or anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of any forbearance agreement between any of the Company Parties and certain lenders.
On March 31, 2016, the parties to the standstill agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with International Finance Corporation (IFC) of $35.0 million:
On September 15, 2008, UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (all our subsidiaries in the River Business), as Borrowers, and IFC entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing (the "IFC $35.0 Million Loan").
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
As of December 31, 2015, we were did not reach the minimum required current ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the standstill agreement.
The aggregate outstanding principal balance of the loan was $22.8 million at December 31, 2015. Scheduled repayments of principal and interest corresponding to December 15, 2015, were fully serviced by the Company.
Summary of the standstill agreement entered with IFC under the IFC $35.0 Million Loan:
On January 15, 2016, UABL Barges (Panama) Inc. ("Barges"), UABL Towing Services S.A. ("Towing"), Marine Financial Investment Corp. ("Marine"), Eastham Barges Inc. ("Eastham", and, together with Barges, Towing, Marine and Eastham, the "Borrowers"), UABL Limited ("UABL"), the Company and IFC entered into a standstill agreement under the IFC $35.0 Million Loan. Under this standstill agreement, IFC agreed until the Forbearance Termination Date (as defined below) to forbear from exercising any of its rights, powers and remedies against the Borrowers and UABL as guarantor of the IFC $35.0 Million Loan with respect to the Event of Default that occurred under the IFC $35.0 Million Loan as a result of the Company's failure to make a payment under the 2021 Notes.
The Borrowers and UABL agreed that, until the Forbearance Termination Date, each will:
•	keep IFC advised of any matters that may materially affect the Company and its subsidiaries (collectively, the "Ultrapetrol Entities"), and will provide IFC with certain information upon request;
•	provide IFC with copies of any restructuring plan and any updates to such plan on an on-going basis;
•	not incur any additional financial debt unless the proceeds of such debt are immediately used to repay certain amounts owed to IFC;
•	not grant any additional collateral, guarantees or preferential terms or treatment;
•	provide IFC with evidence relating to capital expenses as required by IFC and generally use all commercial efforts to conserve and retain cash;
•	not declare or pay any dividend or make any cash distribution or acquire any stock of the Borrowers or UABL, or any option over them, or make a payment under any subordinated financial debt.
The Forbearance Termination Date for the IFC $35.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) a breach (or potential breach, anticipatory repudiation, cancelation or revocation) by the Borrowers or UABL (together, the "Company Parties") of the standstill agreement; (3) the date of the occurrence of any default or event of default under certain provisions of the IFC Loan Agreement; (4) another lender, bondholder or creditor (i) increases any interest rate or margin with respect to any loan made to any Ultrapetrol Entity due to a default by such Ultrapetrol Entity, (ii) notifies an Ultrapetrol Entity of an event of default, or (iii) exercises any remedy or commences any action against a Company Party to enforce its rights with respect to collateral; (5) any Ultrapetrol Entity or any affiliate thereof pays or agrees to pay another lender or creditor in excess of scheduled amounts due under certain agreements; and (6) a breach (or anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of any forbearance agreement between any of the Company Parties and certain lenders.

On March 31, 2016, the parties to the standstill agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with The OPEC Fund for International Development (OFID) of $15.0 million:
On November 28, 2008, UABL Paraguay S.A., as Borrower, and OFID entered into a loan agreement to partially finance: (i) the replacement of existing pushboat engines and conversion of pushboats to install such engines, (ii) the enlargement and re-bottoming of existing barges, (iii) the construction and acquisition of additional pushboats and barges and (iv) supplies and related equipment for the foregoing (the "OFID $15.0 Million Loan").
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

As of December 31, 2015, we were did not reach the minimum required current ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the standstill agreement.
The aggregate outstanding principal balance of the loan was $9.8 million at December 31, 2015. Scheduled repayments of principal and interest corresponding to December 15, 2015, were fully serviced by the Company.
Summary of the standstill agreement entered with OFID under the OFID $15.0 Million Loan:
On January 15, 2016, UABL Paraguay S.A. ("UABPLY"), UABL Limited ("UABL"), and OFID entered into a standstill agreement under the OFID $15.0 Million Loan.  Under this standstill agreement, OFID agreed until the Forbearance Termination Date (as defined below) to forbear from exercising any of its rights, powers and remedies against UABPLY and UABL as guarantor of the OFID $15.0 Million Loan with respect to the Event of Default that occurred under the OFID $15.0 Million Loan as a result of the Company's failure to make a payment under the 2021 Notes.
UABPLY and UABL agreed that, until the Forbearance Termination Date, each will:
•	keep OFID advised of any matters that may materially affect the Company and its subsidiaries (collectively, the "Ultrapetrol Entities"), and will provide OFID with certain information upon request;
•	provide OFID with copies of any restructuring plan and any updates to such plan on an on-going basis;
•	not incur any additional financial debt unless the proceeds of such debt are immediately used to repay certain amounts owed to OFID;
•	not grant any additional collateral, guarantees or preferential terms or treatment;
•	provide OFID with evidence relating to capital expenses as required by OFID and generally use all commercial efforts to conserve and retain cash;
•	not declare or pay any dividend or make any cash distribution or acquire any stock of UABPLY or UABL, or any option over them, or make a payment under any subordinated financial debt.
The Forbearance Termination Date for the OFID $15.0 Million Loan is the earlier of:  (1) 12:00 noon (New York time) on March 31, 2016; (2) a breach (or potential breach, anticipatory repudiation, cancelation or revocation) by UABPLY or UABL (together, the "Obligors") of the standstill agreement; (3) the date of the occurrence of any default or event of default under certain provisions of the OFID Loan Agreement; (4) another lender, bondholder or creditor (i) increases any interest rate or margin with respect to any loan made to any Ultrapetrol Entity due to a default by such Ultrapetrol Entity, (ii) notifies an Ultrapetrol Entity of an event of default, or (iii) exercises any remedy or commences any action against an Obligor to enforce its rights with respect to collateral; (5) any Ultrapetrol Entity or any affiliate thereof pays or agrees to pay another lender or creditor in excess of scheduled amounts due under certain agreements; and (6) a breach (or anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of any forbearance agreement between any of the Obligors and certain lenders.
On March 31, 2016, the parties to the standstill agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with International Finance Corporation (IFC) of $15.0 million:
On December 2, 2011, UABL Paraguay S.A. and Riverpar S.A. as joint and several Borrowers, and IFC entered into a loan agreement to partially finance: (i) the construction and acquisition of 64 additional barges, (ii) the modification to 9 existing pushboats necessary to replace their engines, (iii) the re-bottoming of 50 existing barges and (iv) the construction and acquisition of additional pushboats and ancillary equipment (the "IFC $15.0 Million Loan").

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
As of December 31, 2015, we were did not reach the minimum required current ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.
The aggregate outstanding principal balance of the loan was $9.7 million at December 31, 2015. Scheduled repayments of principal and interest corresponding to December 15, 2015, were fully serviced by the Company.
Summary of the standstill agreement entered with IFC under the IFC $15.0 Million Loan:
On January 15, 2016, UABL Paraguay S.A. ("UABPLY"), Riverpar S.A. ("Riverpar", and, together with UABPLY, the "Borrowers"), UABL Limited ("UABL"), the Company and IFC entered into a standstill agreement under the IFC $15.0 Million Loan. Under this standstill agreement, IFC agreed until the Forbearance Termination Date (as defined below) to forbear from exercising any of its rights, powers and remedies against the Borrowers and UABL as guarantor of the IFC $15.0 Million Loan with respect to the Event of Default that occurred under the IFC $15.0 Million Loan as a result of the Company's failure to make a payment under the 2021 Notes.
The Borrowers and UABL agreed that, until the Forbearance Termination Date, each will:
•	keep IFC advised of any matters that may materially affect the Company and its subsidiaries (collectively, the "Ultrapetrol Entities"), and will provide IFC with certain information upon request;
•	provide IFC with copies of any restructuring plan and any updates to such plan on an on-going basis;
•	not incur any additional financial debt unless the proceeds of such debt are immediately used to repay certain amounts owed to IFC;
•	not grant any additional collateral, guarantees or preferential terms or treatment;
•	provide IFC with evidence relating to capital expenses as required by IFC and generally use all commercial efforts to conserve and retain cash;
•	not declare or pay any dividend or make any cash distribution or acquire any stock of the Borrowers or UABL, or any option over them, or make a payment under any subordinated financial debt.
The Forbearance Termination Date for the IFC $15.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) a breach (or potential breach, anticipatory repudiation, cancelation or revocation) by the Borrowers or UABL (together, the "Company Parties") of the standstill agreement; (3) the date of the occurrence of any default or event of default under certain provisions of the IFC Loan Agreement; (4) another lender, bondholder or creditor (i) increases any interest rate or margin with respect to any loan made to any Ultrapetrol Entity due to a default by such Ultrapetrol Entity, (ii) notifies an Ultrapetrol Entity of an event of default, or (iii) exercises any remedy or commences any action against a Company Party to enforce its rights with respect to collateral; (5) any Ultrapetrol Entity or any affiliate thereof pays or agrees to pay another lender or creditor in excess of scheduled amounts due under certain agreements; and (6) a breach (or anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of any forbearance agreement between any of the Company Parties and certain lenders.
On March 31, 2016, the parties to the forbearance agreement agreed to extend its terms to April 30, 2016.
Loan Agreement with The OPEC Fund for International Development (OFID) of $10.0 million:
On December 15, 2011, UABL Paraguay S.A. and Riverpar S.A. as joint and several Borrowers, and OFID entered into a parallel loan agreement to partially finance: (i) the construction and acquisition of 64 additional barges, (ii) the modification to 9 existing pushboats necessary to replace their engines, (iii) the re-bottoming of 50 existing barges and (iv) the construction and acquisition of additional pushboats and ancillary equipment (the "OFID $10.0 Million Loan").

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
As of December 31, 2015, we were did not reach the minimum required current ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.
The aggregate outstanding principal balance of the loan was $6.5 million at December 31, 2015. Scheduled repayments of principal and interest corresponding to December 15, 2015, were fully serviced by the Company.
Summary of the standstill agreement entered with OFID under the OFID $10.0 Million Loan:
On January 15, 2016, UABL Paraguay S.A. and Riverpar S.A. (together, the "Borrowers"), UABL Limited ("UABL"), the Company and OFID entered into a standstill agreement under the OFID $10.0 Million Loan.  Under this standstill agreement, OFID agreed until the Forbearance Termination Date (as defined below) to forbear from exercising any of its rights, powers and remedies against the Borrowers and the Company and UABL as guarantors of the OFID $10.0 Million Loan with respect to the Event of Default that occurred under the OFID $10.0 Million Loan as a result of the Company's failure to make a payment under the 2021 Notes.
The Borrowers, the Company and UABL agreed that, until the Forbearance Termination Date, each will:
•	keep OFID advised of any matters that may materially affect the Company and its subsidiaries (collectively, the "Ultrapetrol Entities"), and will provide OFID with certain information upon request;
•	provide OFID with copies of any restructuring plan and any updates to such plan on an on-going basis;
•	not incur any additional financial debt unless the proceeds of such debt are immediately used to repay certain amounts owed to OFID;
•	not grant any additional collateral, guarantees or preferential terms or treatment;
•	provide OFID with evidence relating to capital expenses as required by OFID and generally use all commercial efforts to conserve and retain cash;
•	not declare or pay any dividend or make any cash distribution or acquire any stock of the Borrowers, UABL or the Company, or any option over them, or make a payment under any subordinated financial debt.
The Forbearance Termination Date for the OFID $10.0 Million Loan is the earlier of: (1) 12:00 noon (New York time) on March 31, 2016; (2) a breach (or potential breach, anticipatory repudiation, cancelation or revocation) by the Borrowers, UABL or the Company (together, the "Company Parties") of the standstill agreement; (3) the date of the occurrence of any default or event of default under certain provisions of the OFID Loan Agreement; (4) another lender, bondholder or creditor (i) increases any interest rate or margin with respect to any loan made to any Ultrapetrol Entity due to a default by such Ultrapetrol Entity, (ii) notifies an Ultrapetrol Entity of an event of default, or (iii) exercises any remedy or commences any action against a Company Party to enforce its rights with respect to collateral; (5) any Ultrapetrol Entity or any affiliate thereof pays or agrees to pay another lender or creditor in excess of scheduled amounts due under certain agreements; and (6) a breach (or anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of any forbearance agreement between any of the Company Parties and certain lenders.
On March 31, 2016, the parties to the standstill agreement agreed to extend its terms to April 30, 2016.
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not Applicable.

D.	TREND INFORMATION
We believe the following developments and initiatives will have a significant impact on the operations of our various businesses.
River Business
•	Punta Alvear barge building facility – We expect to continue building tank barges for our own account, if the operation requires it and we intend to continue selling barges to third parties. Single hull vessels fade out and double hull legislation is in place so replacement should be needed if the marker recovers. Currently, our shipyard production capacity is reduced given the current environment. Nevertheless, efforts to continue pursuing third parties sales are being done.
•	New operating model – We expect to continue focusing on the new operational model based on a point to point convoys system instead of a hub and spoke system that we used in the past in order to continue maximizing asset utilization and reducing operating costs.
•	Growth opportunities are still available in the River Business such as possible expansion to Brazil.
Offshore Supply Business
•	UP Agate potential conversion into RSV – Our UP Agate, one of the three state of the art 5,145 dwt Chinese PSVs acquired in 2013, today in lay up in the North Sea, could potentially be employed by Petrobras as an RSV, considering the current bidding process underway. We may continue seeking for additional RSV employments in the future and exploring new markets/regions opportunities.
Ocean Business
•	Container feeder service – Regular service with two vessels, Asturiano and Argentino. The Southbound leg has remained at high utilization rates with healthy rates while we have increased the utilization rate in the northbound leg also to high levels with domestic cargoes returning to Buenos Aires and transshipment cargoes which are loaded from other southern ports in Patagonia such as Bahia Blanca or Puerto Madryn and carried with our service to Buenos Aires for export. Growth opportunity still available in Patagonia service.
E.	OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements.
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following schedule summarizes our contractual obligations and commercial commitments as of December 31, 2015. The amounts below include both principal and interest payments.

		Payments due by period
	Total	Current (a)	Two to three years (b)	Four to five years (c)	After five years (d)
	(Dollars in thousands)
1. Long – term debt obligations (e)

- 8⅞% Senior Notes 2021 ($225.0 million) (f)	$225,000	$--	$--	$--	$225,000
- DVB Bank SE (up to $15.0 million)	4,150	4,150	--	--	--
- DVB Bank SE (up to $61.3 million)	21,050	21,050	--	--	--
- DVB Bank SE (up to $25.0 million)	7,000	1,000	6,000	--	--
- BNDES (up to $18.7 million)	12,488	1,110	2,220	2,220	6,938
- DVB / Security (up to $40 million)	24,166	3,333	20,833	--	--
- DVB / NIBC / ABN (up to $84.0 million)	44,457	9,552	34,905	--	--
- DVB / NIBC (up to $38.4 million)	28,661	5,553	7,423	15,685	--
- Natixis (up to $13.6 million)	3,146	3,146	--	--	--
- IFC UABL II Paraguay (up to $25.0 million)	16,304	2,989	7,609	5,706	--
- OFID (up to $15.0 million)	9,782	1,793	4,565	3,424	--
- IFC UABL II (up to $35.0 million)	22,826	4,185	10,652	7,989	--
- IFC UABL III Loan (up to $15.0 million)	9,706	1,766	3,529	3,530	881
- OFID UABL III Loan (up to $10.0 million)	6,470	1,176	2,353	2,353	588
-DVB Reducing Revolver	27,500	27,500

Total long – term debt obligations	$462,706	$88,303	$100,089	$40,907	$233,407

Estimated interest on long-term debt obligations

- 8⅞% Senior Notes 2021 ($225.0 million)	$120,307	$30,447	$39,938	$39,938	$9,984
- DVB Bank SE (up to $15.0 million)	69	69	--	--	--
- DVB Bank SE (up to $61.3 million)	354	354	--	--	--
- DVB Bank SE (up to $25.0 million)	262	142	120	--	--
- BNDES (up to $18.7 million)	2,153	365	627	493	668
- DVB Bank SE First Demand Guarantee (up to $16.8 million)	2,213	214	470	410	1,119
- DVB / Security (up to $40 million)	2,567	1,003	1,564	--	--
- DVB / NIBC / ABN (up to $84.0 million)	3,501	2,034	1,467	--	--
- DVB / NIBC (up to $38.4 million)	4,238	1,196	1,854	1,188	--
- Natixis (up to $13.6 million)	15	15	--	--	--
- IFC UABL II Paraguay (up to $25.0 million)	1,832	726	869	237	--
- OFID (up to $15.0 million)	1,099	436	521	142	--
- IFC UABL II (up to $35.0 million)	2,565	1,017	1,216	332	--
- IFC UABL III Loan (up to $15.0 million)	1,328	423	603	282	20
- OFID UABL III Loan (up to $10.0 million)	885	282	402	188	13
-DVB Reducing Revolver	493	493	--	--	--

Total estimated interest on long – term debt obligations	143,881	39,216	49,651	43,210	11,804

2. Operating lease obligations	$30,540	$7,446	$9,739	$6,528	$6,827

Total Contractual Obligations	$637,127	$134,965	$159,479	$90,645	$252,038

(a)	Represents the period from January 1, 2016 through December 31, 2016.
(b)	Represents the period from January 1, 2017 through December 31, 2018.
(c)	Represents the period from January 1, 2019 through December 31, 2020.
(d)	Represents the period after December 31, 2020.
(e)	Represents principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2015. Amounts do not include interest payments.
(f)	Excludes unamortized premium of $0.8 million.

The interest rate and term assumptions used in these calculations are contained in the following table:

Obligation	Principal at December 31, 2015	Interest Rate	Period From-To

- 8⅞% Senior Notes 2021 ($225.0 million)	$225,000	8.875%	01/01/2016 – 06/15/2021

- DVB Bank SE (up to $15.0 million)	4,150	1.81%	01/01/2016 – 12/14/2016

- DVB Bank SE (up to $61.3 million)	21,050	1.81%	01/01/2016 – 12/14/2016

- DVB Bank SE (up to $25.0 million)	7,000	2.11%	01/01/2016 – 10/31/2017

- BNDES	12,488	3.00%	01/01/2016 – 03/10/2027

- DVB Bank SE (First Demand Guarantee)	16,820	1.40%	07/02/2014 – 07/01/2015
- DVB Bank SE (First Demand Guarantee)	16,820	1.30%	07/02/2015 – 07/01/2016
- DVB Bank SE (First Demand Guarantee)	16,820	1.20%	07/02/2016 – 07/01/2017

- DVB-Security (up to $30.0 million)	18,125	3.61%	01/01/2016 – 12/31/2018
- DVB-Security (up to $10.0 million)	6,041	6.39%	01/01/2016 – 12/31/2018

- DVB / NIBC / ABN (up to $84.0 million)
- DVB (up to $7.0 million)	4,865	4.89%	01/01/2016 – 10/31/2016
- NIBC (up to $7.0 million)	4,865	4.90%	01/01/2016 – 10/31/2016
- ABN (up to $7.0 million)	4,865	4.895%	01/01/2016 – 10/31/2016
- DVB (up to $7.0 million)	4,816	5.155%	01/01/2016 – 09/26/2016
- NIBC (up to $7.0 million)	4,816	5.2575%	01/01/2016 – 09/26/2016
- ABN (up to $7.0 million)	4,816	5.205%	01/01/2016 – 09/26/2016
- DVB (up to $7.0 million)	5,138	5.22%	01/01/2016 – 10/11/2016
- NIBC (up to $7.0 million)	5,138	5.22%	01/01/2016 – 10/11/2016
- ABN (up to $7.0 million)	5,138	5.22%	01/01/2016 – 10/11/2016

- DVB / NIBC (up to $38.4 million)	28,661	4.61%	01/01/2016 – 12/30/2020

- Natixis (up to $13.6 million)	3,146	1.81%	01/01/2016 – 03/07/2016

- IFC UABL II (up to $35.0 million)	22,826	4.94%	01/01/2016 – 06/15/2016

- IFC UABL II Paraguay (up to $25.0 million)	16,304	4.94%	01/01/2016 – 06/15/2016

- OFID (up to $15.0 million)	9,782	4.94%	01/01/2016 – 06/15/2016

- IFC UABL III Loan (up to $15.0 million)	9,706	3.97%	01/01/2016 – 06/15/2021

- OFID UABL III Loan (up to $10.0 million)	6,470	3.97%	01/01/2016 – 06/15/2021

- DVB Reducing Revolver (up to $40.0 million)	27,500	3.61%	01/01/2016 – 06/30/2016

Interest expense calculations begin on January 1, 2016, end on the respective maturity dates and are based on contractual terms with the exception of the IFC/OFID, DVB/Security and DVB/NIBC/ABN credit facilities. The Company, through its subsidiaries, has entered into an interest rate collar under its IFC/OFID facility and into two interest rate swap agreements related to borrowings and DVB/Security and DVB/NIBC/ABN credit facilities, respectively, whereby it has converted most of its variable rate borrowings into fixed rate borrowings. For purposes of this table, the Company has assumed the fixed rates of interest in calculating its obligations. Once the swap related to the DVB/NIBC/ABN credit facilities and the collar related to the IFC/OFID UABL II facility expire, the Company assumed a floating interest rate in calculating its obligations.
We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to repay our debt, which could result in our debt being accelerated by our lenders as discussed elsewhere herein. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments and, if we are not successful in accessing the capital markets at sufficient levels, our lenders could foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. Moreover, in connection with any additional amendments to our debt agreements that we obtain, or if we enter into any future credit agreements or debt instruments, our lenders may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, require the pledging of additional collateral, accelerate the amortization schedule for our indebtedness or increase the margin and lending rates they charge us on our outstanding indebtedness.
Alternatively to debt capital markets, we may seek to raise additional cash through capital increase from Southern Cross, our major shareholder, or through the sale of certain of the Company's assets/segments.
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

Our board of directors is elected annually and each director elected holds office until his successor has been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Set forth below are the names, ages and positions of our directors, executive officers and key employees. George Wood and Eduardo Ojea Quintana serve on our audit committee. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our executive officers and directors is H&J Corporate Services Ltd., Ocean Centre, Montagu Foreshore, East Bay St., P.O. Box SS-19084, Nassau, Bahamas.

Name	Age	Position
Eduardo Ojea Quintana	60	Chairman of the Board and Director
Damián Scokin	49	Chief Executive Officer
Cecilia Yad	49	Chief Financial Officer
Leonard J. Hoskinson	62	Secretary and Vice President, International Finance
Gonzalo Dulanto	43	Director
George Wood	70	Independent Director
Raúl Sotomayor	51	Director
Sebastián Villa	42	Director
Barry W. Ridings	64	Independent Director
John C. Wobensmith	45	Independent Director

Biographical information with respect to each of our directors, executives and key personnel is set forth below.
Eduardo Ojea Quintana. Mr. Ojea Quintana is currently a member of the board of directors of several other energy companies in South America. He was elected Director of the Company in December 2012. He has served as the President of the Board of Directors of Transportadora de Gas del Norte S.A., as a member of the Argentine Chamber of Oil Companies, part of the Argentine Institute of Oil and Gas, the Argentine Council for the Sustainable Development Companies and the Academy Center for the Energy Regulatory Activity. He also represented Argentina on the Executive Committee for the International Gas Union. Mr. Ojea Quintana holds a degree in Law from the University Museo Social Argentino.

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
Leonard J. Hoskinson. Mr. Hoskinson was appointed Director of the Company in March 2000 and assumed the position of Secretary six months later. Mr. Hoskinson is Vice President, International Finance and has been employed by the Company and its subsidiaries for over 26 years. Prior to that, he had an international banking career specializing in ship finance spanning over 20 years and culminating as the Head of Shipping for Marine Midland Bank NA in New York (part of the HSBC banking group). He is also a Director of various companies of the group. In December 2012, as part of the transaction entered into with Southern Cross, Mr. Hoskinson resigned as director of Ultrapetrol. In addition, Mr. Hoskinson was the Chief Financial Officer of the Company from 2006 until April 29, 2013.
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
Raúl Sotomayor.Mr. Sotomayor is a Senior Partner of Southern Cross and a Member of the Executive Committee of the firm and serves as a board member at Brinox and SMU S.A., as well as the non-profit organizations Techo and Fundacion Alimenta. He previously served as a board member at Essbio S.A., Quintec S.A., Supermercados del Sur S.A., and Gas Atacama. Prior to joining Southern Cross, Mr. Sotomayor was a consultant with the Boston Consulting Group at its San Francisco and Buenos Aires offices, served in a managerial position at leading Chilean industrial group Grupo Elecmetal, and began his career at Fintec, a Chilean private equity fund. Mr. Sotomayor holds dual degrees in Economics and Business Administration from the Universidad Católica de Chile, as well as an MBA from UCLA. He is a Member of the Carnegie Endowment for International Peace's Group of Fifty (G50).
Sebastián Villa. Mr. Villa is a Member of the Executive Committee of Southern Cross Group. He has served as a Board Member of HotelDO, MMCinemas, Planigrupo, Javer, MorePharma, and the Port of Barranquilla. Prior to joining Southern Cross, Mr. Villa held positions at Three Cities Research, a New York-based private equity firm, at Boston Consulting Group's Buenos Aires and Santiago offices, and at Royal Dutch Shell in Buenos Aires. Mr. Villa holds an Economics degree from the Universidad de San Andres, Buenos Aires and an MBA from Columbia University.
Barry W. Ridings. Mr. Ridings currently serves as Vice Chairman of Lazard Frères & Co. LLC. He also serves as Chairman of LMDC Holdings and Lazard Middle Market, LLC. He is also a member of the Board of Directors of Siem Industries Inc. and iStar Inc. Previously, he was a Managing Director at Deutsche Banc Alex. Brown from 1990 to 1999 and at Drexel Burnham Lambert from 1986 to 1990. Additionally, Mr. Ridings serves in an advisory role for a number of non-profit and charitable organizations, including the Catholic Charities of the Archdiocese of New York. Mr. Ridings has an M.B.A. in Finance from Cornell University and a B.A. in Religion from Colgate University.

John C. Wobensmith. Mr. Wobensmith currently serves as President of Genco Shipping & Trading. He was previously President of Baltic Trading Limited until its acquisition by Genco in 2015. Prior to that, he served as Chief Financial Officer of Genco, Senior Vice President of American Marine Advisors, an investment bank focused on the shipping industry, and Vice President of First National Bank of Maryland's international maritime lending group. He also serves as a member of the Board of Trustees, among other roles, for St. Mary's College of Maryland, from which he has a B.A. in Economics. He also holds the Chartered Financial Analyst designation.
B.	COMPENSATION
The aggregate annual net cost to us for the compensation paid to members of the board of directors and our executive officers was $7.0 million for the fiscal year ended December 31, 2015. This amount includes $2.8 million associated with the former CEO and Executive Vice President's severance payments according to their employment and consulting agreements termination clauses and $ 1.6 million associated with severance payments to two executive officers according to their employment and consulting agreements termination clauses in October 2015. Neither the Company nor any of its subsidiaries provides retirement benefits.
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
Our Audit Committee is composed of Mr. Wood, who is one of our independent directors, and Mr. Quintana, and is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Our corporate governance practices are in compliance with Bahamian law and we are exempt from many of the corporate governance provisions of the Nasdaq Marketplace Rules other than those related to the establishment of an audit committee.
We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of The Bahamas. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 4350(d)(3) and 4350(d)(2)(A)(ii). The practices that we follow in lieu of Nasdaq's corporate governance rules are as follows:
•	We do not have a board of directors with a majority of independent directors, nor are we required to under Bahamian law. However, we have three independent directors.
•	In lieu of holding regular meetings at which only independent directors are present, our entire board of directors may hold regular meetings, as is consistent with Bahamian law.
•	In lieu of an audit committee comprising three independent directors, our audit committee will have at least one member, which is consistent with Bahamian law. At least one member of the audit committee is a financial expert. We cannot guarantee that at least one member of our audit committee will continue to meet this description.
•	In lieu of a nomination committee comprising independent directors, our board of directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our articles of association.
•	Under Bahamian law, compensation of the executive officers is not required to be determined by an independent committee.

•	In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Bahamian law requirements, our articles of association provides that related party transactions must be approved by disinterested directors and in certain circumstances, supported by a fairness opinion.
•	Pursuant to our articles of association, our unissued shares are at the disposal of the directors who may without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the directors may by resolution determine.
•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Bahamian law. Consistent with Bahamian law and as provided in our articles of association, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our articles of association provide that shareholders must give us 90 days advance notice to properly introduce any business at a meeting of the shareholders. Our articles of association also provides that shareholders may designate a proxy to act on their behalf (in writing or by telephonic or electronic means as approved by our board from time to time).
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
Executive Committee, Compensation Committee and Special Committee
The Board of Directors has three advisory committees, the Executive Committee, the Compensation Committee and the Special Committee.
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

Special Committee
The Special Committee was formed pursuant to the forbearance agreement reached with the majority of the holders of the Company's 2021 Notes. The Special Committee is composed of George Wood, Barry Ridings and John Wobensmith and will, among other things, explore options and make recommendations to the Company's Board of Directors in connection with the restructuring of the Company.
D.	EMPLOYEES
As of December 31, 2015, we employed 1,332 persons, consisting of 403 land-based employees and 929 seafarers as crew on our vessels, of which 477 were in our River Business, 253 were in our Offshore Supply Business and 199 were in our Ocean Business. The number of seafarers decreased 17% with respect to December 31, 2014, mainly as a result of cost reduction initiatives. Our Indian crew was employed through Orient Ship Management & Manning Pvt., Ltd., a manning agent based in Mumbai, India.
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
The following table sets forth information regarding the owners of more than five percent of our common stock as of April 19, 2016.

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

As of April 7, 2016, we had twelve shareholders of record, seven of which were located in the United States and held an aggregate of 25,363,959 of our common shares, representing 17.53% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 21,333,201 of our common shares as of April 7, 2016. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.
B.	RELATED PARTY TRANSACTIONS
There are no revenues derived from transactions with related parties for each of the years ended December 31, 2015, 2014 and 2013. As of December 31, 2015, 2014 and 2013, the balances of the accounts receivable from and payables to all related parties were approximately $3.5 million, $4.2 million and $4.3 million and nil, $1.6 million and $1.4 million, respectively.
Shipping Services Argentina S.A. (Formerly I. Shipping Services S.A.)
Pursuant to a commercial agreement and an agency agreement, Shipping Services Argentina S.A. (formerly I. Shipping Services S.A.) performs duties as commercial agent for our container feeder service and port agent for us in Argentina. For these services, we pay Shipping Services Argentina S.A. commissions and fees. Shipping Services Argentina S.A. is indirectly controlled by the Menendez family, which includes former President and Chief Executive Officer Felipe Menendez Ross and former Executive Vice President Ricardo Menendez Ross, who were affiliates of the Company until the end of 2014. Since then, Shipping Services Argentina S.A. no longer constitutes a related party. For each of the years ended December 31, 2014 and 2013 the amounts paid and / or accrued for such services amounted to $0.3 million and $0.3 million, respectively. We believe that payments made under the above agreements reflected market rates for the services provided and are similar to what third parties pay for similar services.
Navalia S.A. (Formerly Navalia S.R.L.)
Pursuant to a commercial and an agency agreement, Navalia S.A., or Navalia, performs duties as commercial agent for our container feeder service and port agent for us in Ushuaia, Argentina. For these services, we pay Navalia commissions and fees. Navalia is directly controlled by the Menendez family, which includes former President and Chief Executive Officer Felipe Menendez Ross and former Executive Vice President Ricardo Menendez Ross, who were affiliates of the Company until the end of 2014. Since then, Navalia S.A. no longer constitutes a related party. For the years ended December 31, 2014 and 2013 the amounts paid and / or accrued for such services amounted to $1.6 million and $1.7 million, respectively. We believe that payments made under the above agreements reflected market rates for the services provided and are similar to what third parties pay for similar services.
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

For the year ended December 31, 2013, the amounts paid and/or accrued for such services amounted to $0.5 million.
Operations in OTS S.A.'s terminal
UABL Paraguay S.A., our subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party. For the years ended December 31, 2015, 2014 and 2013, UABL Paraguay paid to OTS S.A. $1.9 million, $1.3 million and $1.9 million, respectively, for this operation.
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

Employment Agreements
On April 29, 2013, we appointed Ms. Cecilia Yad as the Company's Chief Financial Officer, succeeding Leonard J. Hoskinson, who remained with the Company as Vice President, International Finance and Company Secretary. Concurrently, we entered into new 3.5year employment and consulting agreements for our current Chief Financial Officer.
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
On November 10, 2014, we appointed Mr. Damian Scokin as the Company's Chief Executive Officer, succeeding our interim Chief Executive Officer Mr. Horacio Reyser. Concurrently, we entered into new 3 year employment and consulting agreements for our current Chief Executive Officer.
On October 28, 2015, the three-year term employment contracts and consultancy agreements of two of our officers have matured. One of these officers entered into a new employment contract on October 29, 2015, for the term of one year.
As of December 31, 2015, we had employment agreements with our Chief Executive Officer, Damian Scokin, Chief Financial Officer, Cecilia Yad, and our Company Secretary, Leonard J. Hoskinson. In addition, we had consulting agreements with companies controlled by Mr. Scokin and Mrs. Yad for work they perform for us in various different jurisdictions. Under these outstanding agreements we granted these companies an aggregate of 2,414,433 stock options of which 1,076,289 have vested as of December 31, 2015.
C.	INTERESTS OF EXPERTS AND COUNSEL
Not Applicable.
ITEM 8 – FINANCIAL INFORMATION
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 18 for reference to financial information.
Legal Proceedings
UABL – Ciudad del Este Customs Authority – Autonomous Action for Annulement
On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding concerning certain UABL entities referred to three matters in respect of certain operations of our River Business for the prior three-year period: (i) that UABL owed taxes to that authority in the amount of $2.2 million, (ii) a fine for non-payment of the taxes in the same amount, and (iii) that the tax base used by UABL entities to calculate the applicable withholding tax that UABL had used to calculate taxes paid in said period.  The referred amounts exclude legal costs and interests which in Paraguay are substantial. The first two issues were disregarded by the Tax and Administrative Court on November 24, 2006. Nevertheless, the third issue continued. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009 ruling of the Tax and Administrative Court -which had decided we were not liable- and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $0.6 million non-withheld taxes, $0.7 million in fines and $1.3 million in accrued due interests. This matter was settled in a signed agreement with the Tax Authorities on October 14, 2010, and UABL paid the total amount of $1.3 million in full and final settlement of the claim and agreed to drop the appeal wehad filed against to the Supreme Court. However, in parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the first two issues concerned in this litigation which had been terminated on November 24, 2006 to review certain formal aspects over which a decision of the Court is still pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court, which is currently on hold waiting for the Court's resolution. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse effect on the Company.
UABL Paraguay S.A. – Paraguayan Customs Asuncion – Bunker case
These administrative proceedings were commenced on April 7, 2009, by the Paraguayan Customs in Asuncion against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007 and December 23, 2008, from YPF S.A. in Argentina, and between years 2003 and 2006. The total amount owed according to Customs in Asuncion is up to Gs. 12,056,635,704 (approximately $2.1 million), that is to say twice the value of the purchased bunkers (Gs. 6,028,317,852). The claim was rejected by the competent Court. This ruling was appealed and applied for annulment and is now in procedure at the Supreme Court of Justice of Paraguay pending resolution. Our local counsel is of the opinion that, due to the court's state-favored conservative criteria, there are fifty percent chances that these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with re-importation of barges subject to conversion
Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges subject to conversion in foreign yards. Customs imposed a fine of Gs. 2,791,514,822 (approximately $0.6 million) and judicial proceedings have been commenced where a final decision from the Supreme Court of Justice of Paraguay is still pending. Our local counsel has advised that, due to the conservative criteria of the courts in favor of the state, there are fifty percent chances that these proceedings will have a material adverse impact on the consolidated financial position or result of operations of the Company.
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
Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office
On June 24, 2009, Ultrapetrol S.A. (hereinafter "UPSA") requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs that were not finally industrialized due to cancellations of the repairs that some shipping companies had ordered. The total weight of those steel plates was 473 tons and their import value was approximately $0.4 million. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $0.9 million, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $0.3 million. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we do not expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or result of operations of the Company.
On May 05, 2015, UPSA took notice of administrative proceedings commenced by Argentine Customs Authorities on November 04, 2014, due to an alleged infringement of Customs regulations on temporary import regime. The Customs' fine applicable in such a case could vary between $0.08 million and $2.5 million, with an additional amount of $0.08 million regarding additional VAT and income taxes, and the charges for import duties could reach $0.5 million. The chances of success will depend on the outcome of the proceedings before the Argentine Secretary of Industry, but even if UPSA is found liable, the fine will probably be imposed around the minimum amount.
UP Offshore Apoio Marítimo Ltda. - Rio de Janeiro State Treasury Office- UP Pearl Tax assessment
On May 9, 2014, the Rio de Janeiro State Treasury Office commenced administrative proceedings against UP Offshore Apoio Marítimo Ltda. alleging infringement of tax regulations due to lack of payment of ICMS tax related to the temporary import of the vessel UP Pearl. The said authorities determined the corresponding assessment in the amount of R$ 768,096.34 (approximately $0.19 million), plus interest. A decision is now pending over the non-application of the tax to the vessel's import. Our local counsel has advised that there is a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.
UABL Paraguay S.A., Yataity S.A. and UABL S.A. –Alleged Tax Evasion
These proceedings were commenced by the National Customs Authority of Paraguay on a supposed Income Tax evasion regarding some freight services rendered by UABL S.A., UABL Paraguay S.A. and Yataity S.A. from Tres Fronteras Terminal and other ports in Paraguay during 2000 and 2005.Those three entities were charged by said administrative authority for owing the alleged non-paid taxes plus same amount in fines. The total amount was, after some discussions, finally determined by the Customs National Authority in approximately $0.3 million plus a fine in the same amount. This resolution has been judicially argued by UABL entities and is now pending resolution by the Supreme Court of Justice of Paraguay. Our local counsel is of the opinion that, due to the court's state-favored conservative criteria, there are fifty percent chances that these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.
Trafigura Beheer BV (and related companies) v Ultrapetrol S.A.
Claims have been made against Ultrapetrol by companies in the Trafigura Group under a series of contracts made in 2011-13 for construction of river barges. The claims are for alleged defects in the construction of the barges, which are (with some minor exceptions) denied by Ultrapetrol S.A.
Solicitors representing Trafigura have commenced arbitration proceedings against Ultrapetrol S.A. and arbitrators were appointed in September/October 2015. Claim Submissions were served on February 2, 2016. The total claims amount to approximately $15.5 million, excluding interest and costs. The opinion of our local counsel is reasonably optimistic that these proceedings will not have a material adverse financial impact on the consolidated financial position or results of the Company.

Touax Hydrovia Corp. v Corporación de Navegación Mundial S.A.
This case involves cross-claims under a long-term bareboat charter on 24 barges, dated April 25, 2012, between Touax Hydrovia Corp. ("Touax"), as Owner, Corporación de Navegación Mundial S.A. ("Cornamusa"), as Charterer, and Ultrapetrol (Bahamas) Limited, as guarantor. Touax had the obligation to register the barges in a jurisdiction which would permit Cornamusa, through a Paraguayan subsidiary, to operate the barges on the Parana-Paraguay River System. Due to a change in Paraguayan legislation, Touax was no longer able to register the last 7 barges under its flag after the expiration of their provisional certificates and remain without any register. Therefore, these barges have been out of service and put off-hire by Cornamusa. Touax's commenced an arbitration claim in New York against Cornamusa related to the payment of hire (roughly $1.3 million at the present) which was suspended on December 2014. Likewise, as Cornamusa considers Touax to be in breach of the provision which obligated Touax to ensure that its registration of the barges would not impede Cornamusa's ability to trade them on the River system, it has therefore submitted a counterclaim in New York arbitration against Touax for breach. This counterclaim involves losses for insurance during the period of layup (following expiration of the provisional certificates) and transportation/mooring costs. Additionally, Touax executives admitted that they had recently abandoned their efforts to resolve the flagging issue. Consequently, Cornamusa terminated the contract with respect to the 7 barges in dispute. Touax may increase its claim, but that has not yet occurred.
Our local counsel indicated that Cornamusa has the better argument supported by the contract terms and has classified the outcome of this contingency as uncertain.
Various other legal, labor and tax proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal, labor or tax proceedings that, if adversely determined, would have a material adverse effect on us.
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
B.	SIGNIFICANT CHANGES
None.

ITEM 9 – THE OFFER AND LISTING

A.	Information regarding the price history of the stock listed:

(a)	High and low market prices for the five most recent full financial years:

	Financial Year Ended December 31,
Per share prices	2011	2012	2013	2014	2015

High	$6.67	$3.48	$3.98	$3.85	$2.20

Low	$2.12	$0.64	$1.65	$1.85	$0.10

(b)  High and low market prices for each full financial quarter for the two most recent full financial years:

Per share prices	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015

High	$3.85	$3.39	$3.59	$3.30	$2.20	$1.68	$1.20	$0.60

Low	$2.93	$2.61	$2.85	$1.85	$1.00	$1.08	$0.32	$0.10

(c)  High and low market prices for each month, for the most recent six months:

Per share prices	October 2015	November 2015	December 2015	January2016	February 2016	March 2016

High	$0.60	$0.57	$0.50	$0.16	$0.28	$0.33

Low	$0.40	$0.35	$0.10	$0.05	$0.05	$0.20

B.	PLAN OF DISTRIBUTION
Not Applicable.
C.	MARKETS
Our Common Stock is listed on The Nasdaq Capital Market under the symbol "ULTR".
D.	SELLING SHAREHOLDERS
Not Applicable.
E.	DILUTION
Not Applicable.
F.	EXPENSES OF THE ISSUE
Not Applicable.
ITEM 10 – ADDITIONAL INFORMATION
A.	SHARE CAPITAL
Not Applicable.
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION
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
Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. In 2016, we entered into a number of standstill and forbearance agreements with our lenders. These agreements are summarized in Item 5.B. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party. A description of these is included in our description of our agreements generally: we refer you to Item 5.B for a discussion of our loan facilities, and Item 7.B for a discussion of our agreements with companies controlled by related parties.
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
U.S. Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to the Company of its activities and to U.S. Holders and Non-U.S. Holders of our common stock. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in "Business Overview" above and assumes that we conduct our business as described in that section. References in the following discussion to "we" and "us" are to Ultrapetrol (Bahamas) Limited and its subsidiaries on a combined basis.
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
We did not derive any U.S. source shipping income for our 2013, 2014 and 2015 taxable years and consequently we were not subject to the 4% U.S. federal income tax for those years.
We may, however, derive U.S. source shipping income in our 2016 or subsequent taxable years. If we derive U.S. source shipping income in our 2016 or subsequent taxable years, we will be subject to the 4% tax unless we qualify for exemption from such tax under Section 883 of the Code, the requirements of which are described below.
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
50% Ownership Test
Under the Final Regulations, a foreign corporation will satisfy the 50% Ownership Test for a taxable year if (i) for at least half of the number of days in the taxable year, more than 50% of the value of its stock is owned, directly or constructively through the application of certain attribution rules prescribed thereunder, by one or more shareholders who are residents of foreign countries that grant "equivalent exemption" to corporations organized in the United States and (ii) the foreign corporation satisfies certain substantiation and reporting requirements with respect to such shareholders.
These substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them. Even if we were not able to satisfy the 50% Ownership Test for a taxable year, we may nonetheless qualify for exemption from tax under Section 883 if we are able to satisfy the Publicly-Traded Test, which is described below.
Publicly-Traded Test
The final regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets (such as the Nasdaq Capital Market on which our stock is currently traded) in any other single country.
Under the final regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, which we refer to as the listing threshold.
It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if this were not the case, the final regulations provide that the trading frequency and trading volume lists will be deemed satisfied if such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the final regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the issued and outstanding shares of such class of stock are owned on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of stock, which we refer to as the 5 Percent Override Rule.
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
The 5 Percent Override Rule will not disqualify a foreign corporation, however, if it can establish or substantiate that qualified shareholders own, actually or constructively under specified attribution rules, sufficient shares in the closely-held block of stock to preclude the shares in the closely-held block that are owned by non-qualified 5% Shareholders from representing 50% or more of the value of such class of stock for more than half of the days during the tax year. These substantiation requirements are onerous and consequently there can be no assurance that we would be able to satisfy them.
Due to the factual nature of the issues involved, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for our 2016 or subsequent taxable year.
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
ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not Applicable.
PART II
ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
See "Developments in 2015" and "Recent Developments" under "Item 5. Operating and Financial Review and Prospects—A. Operating Results.", and "Events of default under debt agreements" under "Item 5.Operating and Financial Review and Prospects—B. Liquidity and Capital Resources".
ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15 – CONTROLS AND PROCEDURES
(a)	Disclosure Controls and Procedures
Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2015). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.
(b)	Management's Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) promulgated under the Exchange Act.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2015, based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), or COSO. Based on its assessment, management, including the Company's chief executive and chief financial officer, determined that the Company's internal controls over financial reporting were effective as of December 31, 2015, based on the criteria in Internal Control—Integrated Framework (2013 framework) issued by COSO.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.
(c)	Attestation Report of Independent Registered Public Accounting Firm
Pursuant to applicable SEC rules, this annual report does not include an attestation report of the Company's registered public accounting firm. We will only be required to include this report once we become an accelerated flier or a large accelerated filer.

(d)	Changes in Internal Control over Financial Reporting
There have been no changes in internal control over financial reporting that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. George Wood qualifies as an audit committee financial expert. Mr. Wood is independent, as that term is defined in the Nasdaq listing standards. Mr. Eduardo Ojea Quintana is also a member of the audit committee.
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

Aggregate fees for professional services rendered for the Company by Pistrelli, Henry Martin y Asociados S.R.L. and other member firms of Ernst & Young Global in 2015 and 2014 in each of the following categories were:

	Year ended December 31,
	2015	2014
	(in thousands of U.S. dollars)

Audit fees	1,015	1,147
Audit-related fees	--	--
Tax fees	195	263
All other fees	--	--

Total fees	1,210	1,410

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

ITEM 16F – CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
None.
ITEM 16G – CORPORATE GOVERNANCE
As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country, the Bahamas, in lieu of NASDAQ's corporate governance rules, or the NASDAQ Rules. The Company complies fully with the NASDAQ Rules, except that the Company's corporate governance practices deviate from the NASDAQ Rules in the following ways:
•	The Company does not have a board of directors with a majority of independent directors. However, the Company does have an independent director.
•	In lieu of holding regular meetings at which only independent directors are present, the Company's entire board of directors may hold regular meetings.
•	In lieu of an audit committee comprising three independent directors, the Company's audit committee has two members, at least one of whom meets the NASDAQ requirement of a financial expert.
•	In lieu of a nomination committee comprising independent directors, the Company's board of directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in the Company's memorandum of association.
•	In lieu of a compensation committee comprising independent directors, our board of directors will be responsible for establishing the executive officers' compensation and benefits and has established a compensation committee (which has members that are not independent directors) that acts in an advisory capacity to the board in connection with establishing such compensation. Under Bahamian law, compensation of the executive officers is not required to be determined by an independent committee.
•	In lieu of obtaining an independent review of related party transactions for conflicts of interests, the Company's memorandum of association provides that related party transactions must be approved by disinterested directors and in certain circumstances, supported by a fairness opinion.
•	The Company follows Bahamian law with respect to its voting structure and all shareholder voting requirements.
•	As a foreign private issuer, the Company is not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Bahamian law.
ITEM 16H – MINE SAFETY DISCLOSURE
Not Applicable.
PART III
ITEM 17 – FINANCIAL STATEMENTS
Not Applicable.
ITEM 18 – FINANCIAL STATEMENTS
The following financial statements listed below and set forth on pages F-1 through F-72, together with the reports of independent registered public accounting firm are filed as part of this annual report:
ITEM 18.1. Schedule I – Condensed Financial Information of Ultrapetrol (Bahamas) Limited (Parent Company only)
The Schedule I, beginning on page F-1, is filed as part of this report.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Consolidated Financial Statements for the years ended
December 31, 2015, 2014 and 2013 with Report of
 Independent Registered Public Accounting Firm

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2015 AND 2014
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2015	2014
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$45,193	$34,982
Restricted cash	10,779	11,246
Accounts receivable, net of allowance for doubtful accounts of $489 and $3,178 in 2015 and 2014, respectively	32,655	37,341
Operating supplies and inventories	16,947	4,030
Prepaid expenses	3,560	4,083
Other receivables	18,064	18,067
Other assets	15,362	-
Total current assets	142,560	109,749
NONCURRENT ASSETS

Other receivables	21,500	28,084
Restricted cash	1,472	1,472
Vessels and equipment, net	669,087	717,405
Dry dock	10,281	13,551
Investments in and receivables from affiliates	3,570	3,906
Intangible assets	-	582
Goodwill	-	5,015
Other assets	-	13,266
Deferred income tax assets	846	4,031
Total noncurrent assets	706,756	787,312
Total assets	$849,316	$897,061

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$29,391	$30,518
Customer advances	1,968	3,090
Payable to related parties	41	1,636
Accrued interest	11,454	1,513
Current portion of long-term financial debt	463,548	32,929
Other current liabilities	19,955	22,827
Total current liabilities	526,357	92,513
NONCURRENT LIABILITIES

Long-term financial debt	-	433,105
Deferred income tax liabilities	10,562	12,170
Other liabilities	-	368
Deferred gains	2,783	3,183
Total noncurrent liabilities	13,345	448,826
Total liabilities	539,702	541,339

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 shares outstanding.	1,446	1,446
Additional paid-in capital	491,893	490,469
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(163,388)	(115,384)
Accumulated other comprehensive loss	(849)	(1,321)
Total equity	309,614	355,722
Total liabilities and equity	$849,316	$897,061

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2015	2014	2013
REVENUES

Transportation and services	$330,617	$347,654	$345,642
Manufacturing	16,860	16,021	65,575
	347,477	363,675	411,217

OPERATING EXPENSES (1)

Voyage expenses	(92,810)	(108,615)	(115,660)
Running costs	(137,232)	(148,517)	(136,156)
Manufacturing costs	(12,058)	(10,470)	(45,662)
Depreciation and amortization	(51,132)	(53,417)	(42,535)
Administrative and commercial expenses	(48,292)	(47,081)	(41,730)
Loss on write-down of vessels, goodwill and intangible assets	(8,030)	(10,511)	-
Other operating income, net	1,859	1,597	5,692
	(347,695)	(377,014)	(376,051)
Operating (loss) profit	(218)	(13,339)	35,166

OTHER INCOME (EXPENSES)

Financial expense	(36,079)	(35,097)	(33,551)
Financial loss on extinguishment of debt	-	-	(5,518)
Foreign currency exchange gains (losses), net	(4,820)	2,089	18,849
Investments in affiliates	(817)	(1,056)	(520)
Other, net	240	192	92
Total other income (expenses), net	(41,476)	(33,872)	(20,648)
(Loss) Income before income tax	(41,694)	(47,211)	14,518

Income tax	(6,310)	(5,065)	(6,597)
Net (loss) income	(48,004)	(52,276)	7,921

Net income attributable to noncontrolling interest	-	-	553
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(48,004)	$(52,276)	$7,368

(LOSS) INCOME PER SHARE ATTRIBUTABLE TO ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED	$(0.34)	$(0.37)	$0.05

Basic weighted average number of shares	140,713,509	140,292,249	140,090,112
Diluted weighted average number of shares	140,713,509	140,292,249	140,326,764

(1)	Operating expenses included $1,937, $3,236 and $4,449 in 2015, 2014 and 2013, respectively, from related parties.

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2015	2014	2013

Net (loss) income	$(48,004)	$(52,276)	$7,921

Other comprehensive income (loss):

Reclassification of net derivative losses to other income (expense), net	-	-	216
Reclassification of net foreign currency derivative gains to depreciation and amortization	(9)	(9)	(9)
Reclassification of net derivative losses on cash flow hedges to financial expense	846	993	1,060
Derivative losses on cash flow hedges	(365)	(497)	(451)
	472	487	816

Comprehensive (loss) income, net of income tax effect of $0	(47,532)	(51,789)	8,737
Comprehensive income attributable to noncontrolling interest	-	-	587
Comprehensive (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(47,532)	$(51,789)	$8,150

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in thousands of U.S. dollars, except share data)

	Ultrapetrol (Bahamas) Limited stockholders' equity
Balance	Shares Amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total equity

December 31, 2012	140,419,487	$1,443	$490,850	$(19,488)	$(70,476)	$(2,578)	$6,748	$406,499

Compensation related to stock awards granted	-	-	575	-	-	-	-	575
Purchase of subsidiary shares from noncontrolling interests	-	-	(2,903)	-	-	(12)	(7,335)	(10,250)

Net (loss) income	-	-	-	-	7,368	-	553	7,921
Other comprehensive income	-	-	-	-	-	782	34	816
December 31, 2013	140,419,487	1,443	488,522	(19,488)	(63,108)	(1,808)	-	405,561

Issuance of common stock for stock option exercise	310,000	3	874	-	-	-	-	877
Compensation related to stock awards granted	-	-	1,073	-	-	-	-	1,073

Net (loss) income	-	-	-	-	(52,276)	-	-	(52,276)
Other comprehensive income	-	-	-	-	-	487	-	487
December 31, 2014	140,729,487	1,446	490,469	(19,488)	(115,384)	(1,321)	-	355,722

Compensation related to stock awards granted	-	-	1,424	-	-	-	-	1,424

Net (loss) income	-	-	-	-	(48,004)	-	-	(48,004)
Other comprehensive income	-	-	-	-	-	472	-	472
December 31, 2015	140,729,487	$1,446	$491,893	$(19,488)	$(163,388)	$(849)	$-	$309,614

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(48,004)	$(52,276)	$7,921
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of vessels and equipment	41,272	45,880	38,951
Amortization of dry docking	9,860	7,493	3,409
Expenditure for dry docking	(7,580)	(10,107)	(10,150)
Loss on derivatives, net	-	-	216
Debt issuance expense amortization	2,607	2,272	2,711
Financial loss on extinguishment of debt	-	-	5,518
Amortization of intangible assets	-	44	175
Net losses from investments in affiliates	817	1,056	520
Allowance for doubtful accounts	228	720	2,467
Loss on write-down of vessels, goodwill and intangible assets	8,030	10,511	-
Share - based compensation	1,424	1,073	575
Change in valuation allowance of deferred income tax assets	4,471	(811)	1,632
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	4,925	9,775	(13,906)
Other receivables, operating supplies and inventories and prepaid expenses	13,148	19,856	(9,053)
Other	3,824	588	188
Increase (decrease) in liabilities:
Accounts payable and customer advances	(3,953)	(8,497)	(5,964)
Other payables	5,931	7,677	(5,363)
Net cash provided by operating activities	37,000	35,254	19,847
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 for barges built, sold and leased-back)	(24,324)	(59,234)	(130,136)
Proceeds from disposals of vessels, net ($9,410 in 2013 for barges sold and leased-back)	-	-	9,410
Proceeds from shipbuilding contract cancelation	-	17,589	-
Net cash used in investing activities	(24,324)	(41,645)	(120,726)
CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(33,760)	(32,253)	(31,075)
Early repayment of long-term financial debt	(676)	-	(39,825)
Prepayment of 2017 Senior Convertible Notes	-	-	(80,000)
Prepayment of 2014 Senior Notes	-	-	(180,000)
Short-term credit facility repayments	-	-	(8,275)
Proceeds from issuance of 2021 Senior Notes, net of issuance costs	-	-	216,654
Proceeds from revolving credit facilities	28,750	-	-
Proceeds from long-term financial debt	3,200	-	93,950
Purchase of subsidiary shares from noncontrolling interest	-	-	(10,250)
Decrease (increase) in restricted cash	467	877	(6,163)
Other financing activities, net	(446)	124	(3,727)
Net cash used in financing activities	(2,465)	(31,252)	(48,711)
Net increase (decrease) in cash and cash equivalents	10,211	(37,643)	(149,590)
Cash and cash equivalents at the beginning of year	34,982	72,625	222,215
Cash and cash equivalents at the end of year	$45,193	$34,982	$72,625

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

1.	NATURE OF OPERATIONS, FINANCIAL SITUATION AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "Ultrapetrol", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus. We serve the shipping markets for technological products, grain soybean, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company also has a shipyard that should promote organic growth and from time to time make external sales. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and a container line service in the Argentine cabotage trade.

Financial situation

The Company maintains approximately $475,002 of long term financial debt including accrued interests as of December 31, 2015 of which approximately $99,757 are current as were stated in the terms of the original debt agreements.

The Company has not made the $10 million interest payment due on December 15, 2015 on its outstanding 8.875% First Preferred Ship Mortgage Notes due 2021 (the "2021 Senior Notes) which constitutes an event of default. After December 31, 2015, the Company has entered into forbearance or waiver agreements with most of its lenders with respect to this event of default which expire at the earlier of April 30, 2016 or the occurrence of certain events specified in the agreements. The lenders have agreed, for the duration of these agreements, not to accelerate their loans, take any enforcement actions or exercise any remedies with respect to defaults resulting from the nonpayment by the Company of its interest payment under the 2021 Senior Notes, and to work with the Company in negotiating a sustainable financial structure.

The forbearance agreement also provided for the formation of a special committee, among others, to explore options and make recommendations to the Company's board of directors in connection with the restructuring of the Company, including a process to market and sell the River Business. This sale process was launched in February 2016 in accordance with the agreement and some non-binding offers were received being far from what is considered a fair value for this business.

Moreover, due to the uncertainties surrounding the current downturn conditions of the Brazilian offshore supply business driven mainly by the drop in oil crude prices, certain of our platform supply vessels (PSVs) time charter contracts with our customer Petroleo Brasileiro SA (Petrobras) were early terminated or blocked during 2015. Further early termination or blockage of our time charter contracts with Petrobras may result in our PSVs laid up for an extended period of time which could have a material adverse effect on our financial condition and results of operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Negotiations continue with representatives of holders of the 2021 Senior Notes and with the Company's other secured lenders to obtain debt maturity extensions or restructuring of the debt agreements, including the 2021 Senior Notes and the credit facilities and loan agreements, as well as extensions on the current forbearance agreements and waivers.

Also, as of December 31, 2015, the Company failed to meet some financial covenants as described in Note 5. As discussed above, the lenders have agreed for the duration of the forbearance or waiver agreements not to take any enforcement actions given these failures.

As a result of this non-compliance and of the cross-default provisions contained in relevant debt agreements, the Company has classified the respective long term financial debt amounting to $375,245 at December 31, 2015, as current liabilities (Note 5). As a result, the Company reports a working capital deficit of $383,797 at December 31, 2015.

We cannot guarantee that we will be able to obtain our lenders' consent to extend the current forbearance agreements and waivers or that our efforts to extend the maturity of or restructure our debt agreements will be successful.  If we fail to remedy or obtain a waiver of the event of defaults our lenders may accelerate our indebtedness under the relevant debt agreements, which could trigger the cross-acceleration or cross-default provisions contained in our other debt agreements. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business. Thus, there is a substantial doubt about the ability of the Company to continue as a going concern and about the recoverability of recorded assets.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

Issuance of common stock

On December 12, 2012, we entered into an investment agreement with Sparrow Capital Investments Ltd, or Sparrow, a subsidiary of Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P., or Southern Cross, pursuant to which we sold 110,000,000 shares of newly issued common stock to Sparrow at a purchase price of $2.00 per share, or the Sparrow Investment, and received net proceeds of $219,122.  Concurrently, Sparrow designated Sparrow CI Sub Ltd. to receive 16,060,000 shares of common stock of Ultrapetrol.  In connection with the investment agreement, the Company (1) made certain amendments to its Articles and Memorandum of Association at the time of closing, and (2) entered into a registration rights agreement for the shares purchased by Sparrow and shares currently owned by Inversiones Los Avellanos S.A. ("Los Avellanos") and Hazels (Bahamas) Investments Inc. ("Hazels"), two existing shareholders of the Company at that time.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2014, our shareholders Sparrow, Sparrow CI Sub Ltd., Los Avellanos and Hazels held 93,940,000, 16,060,000, 4,735,517 and 3,128,568 shares, respectively, which represented 66.9%, 11.4%, 3.4% and 2.2% of the outstanding shares, respectively. 7,713,366 of the total shares held by our Original Shareholders (Los Avellanos and Hazels) were entitled to seven votes per share.  The special voting rights of the Original Shareholders were not transferable, unless transferred to another Original Shareholder.  Pursuant to a shareholder agreement signed, Los Avellanos and Hazels had been agreed to vote their shares of common stock in the same manner as Sparrow, except for any matter that required, but did not obtain, the approval of six directors of the Company.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Revenues from the operation of our transshipment and storage unit, Parana Iron, consist of an agreed flat fee per ton which covers the storage and transshipment services of cargo from river barges to ocean export vessels. Revenues are recognized upon completion of loading of the oceangoing vessels. If stored cargo exceeds 50% of the transshipped volume in a given month, additional revenues may be recognized. We also derive revenues from fleeting services and port stay duties charged to vessels based on their tonnage.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, we have a transshipment unit which recognizes revenue on a per ton basis.

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

In its River Business the Company uses the completed contract method for river barges built and sold to third parties which typically have construction periods of 90 days or less. Contracts are considered complete when the customer has technically accepted the river barges and the remaining costs and potential risk are insignificant. Losses are accrued if manufacturing costs are expected to exceed manufacturing contract revenue.

Customer billings in excess of costs incurred and revenue recognized, which typically reflect initial down payments, are included in customer advances in the accompanying consolidated balance sheets.

Manufacturing expenses for barges construction are primarily comprised of steel cost, which is the largest component of our raw materials, and the cost of labor.

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

During the year ended December 31, 2015, the Argentinian Peso, the Brazilian Real and the Paraguayan Guarani accelerated its depreciation against the US dollar by approximately 52%, 50% and 25%, respectively. Due to this situation, the Company recorded foreign currency translation losses amounting to $2,250, $3,731 and $644, respectively.

During the years ended December 31, 2015, 2014 and 2013, the Company performed through its subsidiaries several transactions at different exchanges rates between Argentinean Peso (ARS) and U.S. dollars (USD). Pursuant to ASC Topic 830, these transactions were measured at the particular applicable exchange rate at which they were settled resulting in foreign currency exchange gains amounting to $1,805, $3,880 and $25,360, respectively, which were included in "Foreign currency exchange gains (losses), net" in the accompanying consolidated statements of operations.

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

Accounts receivable from Petrobras Group, a customer of Ultrapetrol's River, Ocean and Offshore Supply Business, accounted for 12% and 42% of total consolidated accounts receivable as of December 31, 2015 and 2014, respectively.

Additionally, accounts receivable from Petropar, a customer of Ultrapetrol River Business accounted for 12% of total consolidated accounts receivable as of December 31, 2015.

Changes in the allowance for doubtful accounts for the years ended December 31, were as follow:

	For the years ended December 31,
	2015	2014	2013

Balance at January 1	$3,178	$2,905	$1,916
Provision	228	720	2,467
Recovery	-	-	-
Amounts written off (1)	(2,917)	(447)	(1,478)
Balance at December 31	$489	$3,178	$2,905

(1)  Accounts charged to the allowance when collection efforts cease.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

h)	Concentrations of credit risk

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

Insurance claims receivable comprise claims submitted relating to hull and machinery (H&M), protection and indemnity (P&I), loss of hire (LOH) and strike insurance coverage. They are recorded when the recovery of an insurance claim is probable. Deductible amounts related to covered incidents are expensed in the period of occurrence of the incident. The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which the Company is either a client or a member. Insurance claims receivable, included in other receivables in the accompanying consolidated balance sheets, amounts to $2,199 and $5,233 at December 31, 2015 and 2014, respectively.

j)	Operating supplies and inventories

Operating supplies and inventories are carried at the lower of cost or market and consist of the following:
	At December 31,
	2015	2014

RiRiver barges in progress and raw material related to barge production for sale to third parties	$13,918	$-
Fuel and supplies	3,029	4,030
	$16,947	$4,030

k)	Vessels and equipment, net

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

During the last quarter of 2015, we decided to offer our product tanker Alejandrina for sale because it was in laid up since middle September 2015 and no employment opportunities were found. On January 28, 2016, we entered into a Memorandum of Agreement ("MOA") whereby we agreed to sell the Alejandrina to a non-related third party. Due to such decision, we classified the vessel as held for sale within other current assets at December 31, 2015, and therefore we changed the valuation to fair value less cost to sell because it was below her carrying value. As a result of this change, we recorded a loss of $2,433 in "Loss on write-down of vessels, goodwill and intangible assets". The vessel was subsequently delivered to buyers on March 7, 2016.

Long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount of the asset and its fair value. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows, appraisals or in accordance with our vessels' market valuation as described in our credit facilities and accepted by our lenders, as appropriate. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. Significant assumptions are related to, among others, charter and voyages rates, expected outflows for assets' maintenance and assets' operating expenses (including planned drydocking and special survey expenditures), fleet utilization and residual value.

We identified indicators of potential impairments affecting the three Company´s business segments, including the continued deterioration of the share price of the Company as well as the Company´s financial situation discussed in Note 1.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Undiscounted projected net operating cash flows are determined for each vessel in the Ocean and Offshore Supply Business, and as a fleet in the River Business (except for the Parana Iron barge determined at vessel level) and are compared to their carrying value together with the carrying value of the dry dock costs related to each vessel. The cash flow period is based on the remaining lives of the vessels or the fleet. We determined the undiscounted projected net operating cash flows for each vessel and fleet by considering the historical and estimated vessels' performance and utilization. Expected outflows for scheduled vessels' maintenance and operating expenses, including lay up expenses and drydocking costs, have been based on the Company's historical data for its own vessels. The salvage value is estimated at $302 per lightweight ton in accordance with the Company's assets' depreciation policy.

Regarding estimates of future revenues, we estimated the following for each business:

Offshore Supply Business: Due to the uncertainties surrounding the current downturn conditions of the Brazilian offshore supply business, we performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test. The time charter daily rates used to estimate the future revenues are similar to the rates included in the latest in-progress tenders with Petrobras, which are about 25% lower that the rates prevailing in the contracts in force for the PSVs under operation with Petrobras and are about 33% below of the most recent five-year average historical time charter.

River Business: We determined undiscounted projected net operating cash flows as a fleet in the River Business and as barge level for the Parana Iron barge and compares them to their carrying value. While it is not in our interest to sell this business and being very difficult to be marketable, given the renegotiation process of our debt, we performed a probability-weighted analysis as to the sale assumption, and following a single most-likely estimate approach of expected future operating cash flows. We determined the undiscounted projected net operating cash flows for the fleet by considering the historical and estimated fleet performance and utilization.

Ocean Business: We followed a single most-likely estimate approach of expected future cash flows, except for the Alejandrina vessel as discussed above. Estimated rates, operating expenses and vessel utilization level of the container feeder vessels are in line with historical performance.

Although the Company believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce materially different outcomes that could result in the inability to recover the current carrying values of the vessels or fleet, thereby possibly requiring impairment charges in the future.

The assessment concluded that the undiscounted projected net operating cash flows exceeded the carrying value at December 31, 2015, thus no impairment charges were recorded arising from the above mentioned tests.

During the year ended December 31, 2014, the Company recorded an impairment charge in its Ocean Business of $4,925 and $5,586, respectively to write down the carrying amount of its product tankers Miranda I and Alejandrina to their estimated fair value. The write down was a consequence of the level of demand in the tanker market.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

These investments are accounted for by the equity method. At December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, include our interest in 50% of Obras Terminales y Servicios S.A. ("OTS S.A.") and in 49% of Marítima Sipsa S.A.

n)	Identifiable intangible assets

The Company's intangible assets arose as a result of the Ravenscroft acquisition in 2006, and consist principally of a safety management system which is being amortized over its useful life of eight years using the straight-line method.

During the fourth quarter ended December 31, 2015, given the decision to discontinue the management services provided by Ravenscroft the carrying amount of intangible assets was reduced to zero because Management estimated that is not recoverable. As a result, we recorded a loss of $582 in "Loss on write-down of vessels goodwill and intangible assets".

Accumulated amortization at December 31, 2014 amounted to $1,400, and amortization for the years ended December 31, 2014 and 2013 amounted to $44 and $175, respectively.

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

In the same manner as the intangible assets, the goodwill maintained by the Company arose from Ravenscroft acquisition in 2006. During the fourth quarter ended December 31, 2015, the Company recorded an impairment charge on its goodwill of the total balance given the decision to discontinue the management services provided by Ravenscroft.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

p)	Other assets

This account corresponds to costs incurred to issue debt net of amortization costs, which are being amortized over the term of the debt using the effective interest rate method. Any unamortized balance of costs relating to debt repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding debt modifications and extinguishment. Amortization for debt issuance expense for the years ended December 31, 2015, 2014 and 2013 totaled $2,607, $2,272 and $2,711, respectively, and is included in financial expense in the accompanying consolidated statements of operations. Due to classification of the financial debt as current (Note 1), at December 31, 2015, the Company classified the debt issuance cost to other assets current.

Also, as we mentioned in Note 2.k) we classified the product tanker Alejandrina as held for sale into other assets.

q)	Accounts payable

Accounts payable at December 31, 2015 and 2014 consists mainly of insurance premium payables, and operating expenses.

r)	Deferred gains -- River barges sale-leaseback transactions

The Company has entered into a river barges sale-leaseback transaction with a finance company. Gains are deferred to the extent of the present value of future minimum lease payments and are amortized as reductions to rental expense over the applicable lease term. Deferred gains activity related to these transactions for the years ended December 31, was as follows:

	For the years ended December 31,
	2015	2014

Balance at beginning of the year	$3,183	$3,584
Amortization of deferred gains included in operating expenses as reduction to rental expense	(400)	(401)
Balance at end of the year	$2,783	$3,183

s)	Comprehensive loss

The components of accumulated other comprehensive loss in the accompanying consolidated balance sheets were as follows:

	At December 31,
	2015	2014

Unrealized net losses on interest rate collar	$(212)	$(771)
Unrealized net losses on interest rate swaps	(747)	(669)
Unrealized net gains on EURO hedge	110	119
Accumulated other comprehensive loss	$(849)	$(1,321)

At December 31, 2015, the Company expects that it will reclassify $455 of net losses on interest rate collar and interest rate swaps from accumulated other comprehensive loss to earnings during the next twelve months related to the payments of interest of our variable interest rate debt that will affect earnings for 2016.

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

u)	(Loss) Income per share attributable to Ultrapetrol (Bahamas) Limited

Basic (loss) income per share attributable to Ultrapetrol (Bahamas) Limited is computed by dividing the net (loss) income by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury. Diluted (loss) income per share attributable to Ultrapetrol (Bahamas) Limited reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares. In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested and all common shares have been issued pursuant to the exercise of all outstanding stock options.

For the years ended December 31, 2015 and 2014, the Company had a net loss and therefore the effect of potentially dilutive securities was antidilutive.

The following outstanding equity awards are not included in the diluted net (loss) income per share attributable to Ultrapetrol (Bahamas) Limited calculation because they would have had an antidilutive effect:

	For the years ended December 31,
	2015	2014	2013

Stock options	2,473,000	2,473,000	349,000
Restricted stock	-	19,000	-
Total	2,473,000	2,492,000	349,000

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the computation of basic and diluted net (loss) income per share attributable to Ultrapetrol (Bahamas) Limited.

	For the years ended December 31,
	2015	2014	2013

Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(48,004)	$(52,276)	$7,368

Basic weighted average number of shares	140,713,509	140,292,249	140,090,112
Effect on dilutive shares -- options and restricted stock	-	-	236,652
Diluted weighted average number of shares	140,713,509	140,292,249	140,326,764

Basic and diluted net (loss) income per share attributable to Ultrapetrol (Bahamas) Limited	$(0.34)	$(0.37)	$0.05

v)	Stock compensation

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

Other income of $1,859 for the year ended December 31, 2015 included a gain of $2,294 concerning a settlement agreement with a customer for non-performance of a barge construction contract and a loss of $982 arising from the sale of our Amadeo and Miranda I product tankers.

Other income of $1,597 for the year ended December 31, 2014 included a gain of $925 from claims against insurance companies.

Other income of $5,692 for the year ended December 31, 2013 included a gain of $1,356 concerning a settlement agreement with a customer in our Offshore Supply Business.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As we describe in the paragraph y) of this note, we decided to early adopt in a prospective basis the Accounting Standard Update (ASU) No. 2015-17 by modifying only the classification of the 2015 deferred tax assets and liabilities.

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

Revenue recognition

On May 28, 2014 the Financial Accounting Standards Board (FASB) issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under generally accepted accounting principles in the United States.  The core principal of the new standard is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard is effective for annual and interim periods beginning after December 15, 2017 and entities will be permitted to adopt the standard as early as the original public entity effective date (i.e. annual reporting periods beginning after December 15, 2016 and interim periods therein). Early adoption prior to that date is not permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

Going concern

In August 2014, the FASB issued ASU No. 2014-15 -Presentation of Financial Statements- Going Concern.  ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures.

ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

Debt issuance costs

On April 7, 2015, the FASB issued the final guidance (ASU 2015-03) to simplify the presentation of debt issuance costs by requiring debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. The recognition and measurement guidance for debt issuance costs have not changed. The new standard requires retrospective application and represents a change in accounting principle. The final guidance is effective for annual and interim periods beginning after December 15, 2015 and early adoption is permitted. As of December 31, 2015, the Company had $10,827 of debt issuance costs included in other assets in the accompanying consolidated balance sheet.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities classification

On November 20, 2015, the FASB issued final guidance (ASU 2015-17) that requires companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. In addition, companies will no longer allocate valuation allowances between current and noncurrent deferred tax assets because those allowances also will be classified as noncurrent. For public business entities, the guidance is effective for financial statements issued for annual periods beginning after 15 December 2016 (i.e., 2017 for a calendar-year company), and interim periods within those annual periods. Because early adoption is permitted, companies can start applying this guidance in interim and annual financial statements that have not yet been issued.

The guidance may be adopted on either a prospective or retrospective basis. The Company decided to early adopt the guidance in a prospective basis, modifying only the classification of the December 31, 2015 deferred tax assets and liabilities and therefore prior periods were not retrospectively adjusted. Thus, the Company classified $250 to the non-current deferred income tax asset in 2015. In 2014, $460 are included within other assets current.

Leasing

On February 25, 2016, the FASB issued a comprehensive new leasing standard, which improves transparency and comparability among companies by requiring lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. The new standard is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

3.	DRY DOCK

The capitalized amounts in dry dock at December 31, 2015 and 2014 were as follows:

	At December 31,
	2015	2014

Original book value	$27,760	$40,363
Accumulated amortization	(17,479)	(26,812)
Net book value	$10,281	$13,551

For the years ended December 31, 2015, 2014 and 2013, amortization expense was $9,860, $7,493 and $3,409, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at December 31, 2015 and 2014 were as follows:

	At December 31,
	2015	2014

Ocean-going vessels	$51,060	$116,281
River barges and pushboats	496,585	464,346
PSVs	375,059	370,416
Furniture and equipment	14,500	14,237
Building, land, operating base and shipyard	54,978	54,817
Total original book value	992,182	1,020,097
Accumulated depreciation	(323,095)	(302,692)
Net book value	$669,087	$717,405

For the years ended December 31, 2015, 2014 and 2013, depreciation expense was $41,272, $45,880 and $38,951, respectively.

Certain interest costs incurred during the construction of vessels are capitalized as part of the assets' carrying values and are depreciated over such assets' estimated useful lives. No interest was capitalized during the years ended December 31, 2015, 2014 and 2013.

ACQUISITIONS AND DISPOSALS

Ocean Business

During May 2015, we sold and delivered our product tanker Amadeo, for a total sale price of $3,140 and we recorded a loss on sale of vessel of $1,089.

On June 15, 2015, we entered into a MOA whereby we agreed to sell our product tanker, Miranda I, for the total sale price of $785. This vessel was subsequently delivered to buyers on July 16, 2015. We recorded a gain on sale of vessel of $107.

As we mentioned in note 2.k), during January 2016 we entered into a MOA for which we sold our product tanker Alejandrina for a total sale price of $4,900 (the net value after commissions and costs of sale was $4,535). At December 31, 2015, we classified this asset as held for sale and, we recorded a loss of $2,433 to write down the carrying amount to its estimated fair value.

River Business

During the year ended December 31, 2015, six river barges have been built in our own shipyard in Punta Alvear, Argentina for a total cost of $6,270.

During the year ended December 31, 2014, fifteen river barges have been built in our own shipyard in Punta Alvear, Argentina for a total cost of $16,889.

We also incurred $7,937 and $8,517 during the years ended December 31, 2015 and 2014, respectively, in certain upgrades in push boats and transshipment stations.

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

Offshore Supply Business

On February 21 and September 13, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052, with contracted deliveries delayed to 2012 and 2013. The Company shall make advances each of 20% of the contract price which were payable upon achievement of milestones specified in the contract, prior to the delivery of the PSVs. On May 22, 2012, we took delivery of the first Indian PSV UP Jade and we paid the fifth installment net of a reduction of $1,800 in the contract price in connection with the penalty for its late delivery.

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

During the year ended December 31, 2015, we disbursed $4,643 in the conversion of our UP Coral into a Remotely Support Vessel (RSV).

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	LONG-TERM FINANCIAL DEBT

Balances of long-term financial debt were as follows:

			At December 31,
			2015			2014
Financial institution /			Nominal value
Borrower	Other	Due-year (1)	Current (3)	Noncurrent	Total	Total

Ultrapetrol	Private Investors (2)	June 2021	$225,842	$-	$225,842	$225,960
UP Offshore Apoio	DVB SE	Through 2016	4,150	-	4,150	5,050
UP Offshore	DVB SE	Through 2016	21,050	-	21,050	25,350
UP Offshore	DVB SE	Through 2017	7,000	-	7,000	9,000
UP Offshore Apoio	BNDES	Through 2027	12,488	-	12,488	13,598
UP Offshore	DVB SE + Banco Security	Through 2018	24,166	-	24,166	27,500
Ingatestone Holdings	DVB NV + NIBC + ABN Amro	Through 2017	44,457	-	44,457	51,495
Linford Trading	DVB NV + NIBC	Through 2020	28,661	-	28,661	28,800
Stanyan Shipping	Natixis	Through 2017	3,146	-	3,146	4,730
Up Offshore	DVB SE	Through 2016	27,500	-	27,500	-
UABL Paraguay	IFC	Through 2020	16,304	-	16,304	18,478
UABL Paraguay	OFID	Through 2020	9,782	-	9,782	11,087
UABL Barges and others	IFC	Through 2020	22,826	-	22,826	25,868
UABL Paraguay and Riverpar	IFC	Through 2021	9,706	-	9,706	11,471
UABL Paraguay and Riverpar	OFID	Through 2021	6,470	-	6,470	7,647
At December 31, 2015			$463,548	$-	$463,548
At December 31, 2014			$32,929	$433,105		$466,034

(1) See the descriptions below.
(2) Includes unamortized debt premium of $842 and $960 at December 31, 2015 and 2014, respectively.
(3) Includes 375,245 of long term financial debt classified as current as explained below.

Aggregate annual future payments due to the long-term financial debt were as follows according to the respective terms and conditions:

Year ending December 31

2016	$88,303
2017	63,455
2018	36,634
2019	18,884
2020	22,023
Thereafter	233,407
462,706
Unamortized debt premium, net	842
$463,548

The agreements governing the debts contain customary events of default and cross-default provisions. If an event of default occurs and its continuing, the lenders may require that the entire debt be immediately repaid in full. As mentioned in Note 1 and below, due to the event of default and of the cross-default provisions contained in relevant debt agreements, the Company has classified the respective long-term financial debt amounting to $375,245 at December 31, 2015, as current liabilities.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and 2014, $12,251 and $12,718, respectively, of restricted cash was maintained in accordance with certain covenants of our debt agreements, and these amounts were included within restricted cash in the accompanying consolidated balance sheets.

Various lender provisions restrict the ability of certain of the Company's subsidiaries to transfer their net assets to the parent company. Such restricted net assets of subsidiaries amounted to $121,000 at December 31, 2015.

8.875% First Preferred Ship Mortgage Notes due 2021 (the "2021 Senior Notes")

On June 10, 2013, the Company completed the Offering of $200,000 of 2021 Senior Notes, through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S. The net proceeds of the offering were used to repay in full on July 10, 2013, the 2014 Senior Notes or $180,000, and for general corporate purpose.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The indenture provides for customary events of default, including but not limited to, (i) nonpayment; (ii) breach of covenants in the indenture; (iii) payment defaults or acceleration of other indebtedness; (iv) a failure to pay certain judgments and (v) certain events of bankruptcy, insolvency and reorganization. If certain events of default occur and are continuing, the trustee or the holders of at least 25% in aggregate of the principal amount of the 2021 Senior Notes outstanding may declare all of the notes to be due and payable immediately, together with accrued interest, if any. As of December 31, 2015, we were in compliance with all covenants under the indenture.

Although Ultrapetrol (Bahamas) Limited, the parent company, is the issuer of the 2021 Senior Notes, principal and related expenses will be paid through funds obtained from the operations of the Company's subsidiaries.

On December 15, 2015, Ultrapetrol announced that the Company decided not to make the $10 million interest payment due December 15, 2015 as negotiations to obtain debt maturity extensions and/or to restructure the financial debt were continuing with representatives of holders of the 2021 Senior Notes and with the Company's other secured lenders. Ultrapetrol had a thirty day grace period under its Senior Notes indentures to make the missed interest payment before it triggers an event of default.

On January 29, 2016, the Company announced that, as a result of its negotiations with advisors representing a majority of holders of the 2021 Senior Notes, the Company reached a forbearance agreement through March 31, 2016 by paying a forbearance fee of $2,000. On February 11, 2016, the Company announced that had received the consent of holders of $223,348 aggregate principal amount of the Notes, representing approximately 99.27% percent of the 2021 Senior Notes outstanding.

On April 5, 2016, the Company announced that it reached an agreement with its secured lenders to extend its existing forbearance agreements through April 30, 2016.

The secured lenders have agreed, for the duration of the forbearance agreements, not to accelerate their loans, take any enforcement actions or exercise any remedies with respect to defaults resulting from the non-payment by the Company of its interest payment under the 2021 Notes and to work with the Company in negotiating a sustainable financial structure.

The forbearance agreement also provided for the appointment of two new independent directors, as well as to the formation of a special committee that, among other things, to explore options and make recommendations to the Company's board of directors in connection with the restructuring of the Company, including a process to market and sell the River Business.

At December 31, 2015 the net book value of the assets pledged as a guarantee of the 2021 Senior Notes was $156,900.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Offshore Supply Business Segment

Loans with DVB Bank SE (Formerly DVB Bank AG) (DVB SE)

a)	Senior secured term loan facility of up to $15,000: On January 17, 2006 UP Offshore Apoio Maritimo Ltda. (UP Offshore Apoio) as Borrower, Packet Maritime Inc. (Packet) and Padow Shipping Inc. (Padow) as Guarantors and UP Offshore (Bahamas) Ltd. (UP Offshore) entered into a senior secured term loan facility of up to $15,000 with DVB SE for the purposes of providing post- delivery financing of our PSV UP Agua Marinha. The loan is secured by a mortgage on this vessel.

This loan is divided into two tranches:

-	Tranche A, amounting to $13,000, accrues interest at LIBOR plus a margin of 1.20% per annum and shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 in February 2016.

-	Tranche B, amounting to $2,000 was fully repaid through February 2009.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	Senior secured term loan facility of up to $61,306: On December 28, 2006 UP Offshore as Borrower, Packet, Padow, UP Offshore Apoio and Topazio Shipping LLC (collectively the owners of our PSVs UP Safira, UP Esmeralda, UP Agua Marinha and UP Topazio) and Ultrapetrol (Bahamas) Limited as Guarantor entered into a senior secured term loan facility of up to $61,306 with DVB SE for the purposes of providing post-delivery re-financing of our PSVs UP Safira, UP Esmeralda and UP Topazio. The loan is secured by a mortgage on these vessels.

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

As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.

c)	Senior secured term loan facility of up to $25,000: On October 31, 2007 UP Offshore as Borrower and Ultrapetrol (Bahamas) Limited, Packet, Padow, Topazio Shipping LLC, UP Offshore Apoio Marítimo Ltd. and UP Offshore (Uruguay) S.A. as guarantors entered into a senior secured term loan facility of up to $25,000 with DVB SE for the purposes of providing post-delivery re-financing of our PSV named UP Diamante. The loan is secured by a mortgage on this vessel.

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

As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.

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

As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loan Agreement with DVB Bank SE (DVB SE) and Banco Security of up to $40,000:

On December 9, 2010 UP Offshore, as Borrower, and Glasgow Shipping Inc. and Zubia Shipping Inc. (the owners of our PSVs UP Turquoise and UP Jasper) and Ultrapetrol (Bahamas) Limited and Corporación de Navegación Mundial S.A., as joint and several Guarantors, entered into a senior secured term loan facility of up to $40,000 with DVB SE and Banco Security, as co-lenders, to partially finance the construction and delivery of our two PSVs UP Turquoise and UP Jasper. The loan is secured by a mortgage on these vessels.

The loan was drawn in two advances, each in the amount of $20,000, on the delivery of each of the respective PSVs, accrues interest at LIBOR (base rate) plus a margin of 3.0% per annum and shall be repaid by (i) 32 equal quarterly consecutive installments of $417 each, together with a balloon payment of $6,667 payable concurring with the last repayment installment in December 2018.

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

As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.

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

On June 3 and September 18, 2015, UP Offshore drew down an amount of $20,000 and $8,750, respectively, under this revolving credit facility. The outstanding balance matures as follows: $1,250 in March 2016 and $1,250 in June 2016, together with a balloon payment of $25,000.

There is no available undrawn amount at December 31, 2015.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015, we were did not reach the minimum required forward looking consolidated debt service coverage ratio. However, compliance with this financial covenant is waived through April 30, 2016, as set forth in the forbearance agreement.

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

In January and in July 2015, the Borrower, the Lenders and the Guarantors signed amendments of the loan agreement. In connection with those amendments the availability period was extended through June 30 and September 30, 2015, respectively, in relation to the second advance of each tranche of the financing of our PSV UP Agate and UP Coral.

On September 17, 2015, we drew down $3,200 corresponding to the second advance for our UP Coral. This advance shall be repaid by (i) 12 quarterly installments of $138 per tranche beginning in December 2015, (ii) 9 quarterly installments of $55 per tranche beginning in December 2018 and (iii) a balloon repayment of $1,045 in December 2020.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

At December 31, 2014, Ultrapetrol (as Guarantor) was in compliance with these covenants except for (iv). Consequently, on March 26 and March 31, 2015, DVB SE, DVB Bank America, NIBC and ABN Amro, as Lenders, waived the compliance to meet the financial covenant described in (iv) as of December 31, 2014 and March 31, 2015.

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

As of December 31, 2015, we were did not reach the minimum required forward looking debt service coverage ratio for Linford Trading Inc. and on a consolidated basis for Ultrapetrol. However, compliance with these financial covenants is waived through April 30, 2016, as set forth in the forbearance agreement.

The agreements governing all the loans of the Offshore Supply Business also contain customary events of default and cross-default provisions. If an event of default occurs and its continuing, the lenders may require that the entire amount of the amounts of the loans be immediately repaid in full. Further, the loan agreements contain loan-to- value ratios (ranging from 1.33 to 1.67) in relation with the PSVs pledged as security.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2014 and 2013 the weighted-average interest rates on the above outstanding debt in our Offshore Supply Business were approximately 3.55%, 3.70% and 3.50%, including margin and interest rate swaps, respectively.

At December 31, 2015, the aggregate outstanding principal balance under these loan agreements in our Offshore Supply Business was $169,472 and the aggregate net book value of the assets pledged was $263,600.

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

During the year ended December 31, 2013 the Company recorded a financial loss on extinguishment of debt of $345, which is included in the accompanying consolidated statement of operations.

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

For the years ended December 31, 2015, 2014 and 2013, the weighted average interest rate was 1.47%, 1.43% and 1.49%, respectively.

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

At December 31, 2015 the outstanding principal balance was $3,146 and the aggregate net book value of the asset pledged was $4,535. As we mentioned in note 2.k), during January 2016 we entered into a MOA for which we sold our product tanker Alejandrina for a total sale price of $4,900. We fully repaid the outstanding balance at the date of the settlement amounting $2,921 with the proceeds from such sale.

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

At December 31, 2014, UABL (Bahamas) Limited (as Guarantor) was in compliance with these covenants except for (ii). Consequently, on March 27, 2015 the IFC waived the compliance to meet the financial covenant described in (ii) as of December 31, 2014, March 31 and June 30, 2015. The waiver was granted conditional upon OFID' s granting a similar waiver on or before April 15, 2015, which condition was met on April 13, 2015.

Consequently, on April 13, 2015 the OFID waived the compliance to meet the financial covenant described in (ii) as of December 31, 2014, March 31 and June 30, 2015. The waiver was granted conditional upon IFC' s granting a similar waiver on or before April 15, 2015, which condition was met on March 27, 2015.

As of December 31, 2015, we were did not reach the minimum required current ratio for all the loans with IFC and OFID. However, compliance with these financial covenants is waived through April 30, 2016, as set forth in the forbearance agreement.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2014 and 2013, the weighted-average interest rates on the above outstanding debt in our River Business were approximately 3.60%, 3.30% and 4.40%, including margin and interest rate collar, respectively.

At December 31, 2015, the aggregate outstanding principal balance under 2008 and 2011 loan agreements with OFID and IFC in our River Business was $65,088 and the aggregate net book value of the assets pledged was $61,800.

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

The Company's assets and liabilities as of December 31, 2015 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Current assets: - Other assets – Product tanker Alejandrina	-	-	4,535
Current liabilities: - Interest rate collar (included in other liabilities)	-	229	-
- Interest rate swaps (included in other liabilities)	-	435	-

The estimated fair value of the Company's other financial assets and liabilities were as follows:

	At December 31,
	2015		2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
ASSETS

Cash and cash equivalents	$45,193	$45,193	$34,982	$34,982
Restricted cash (current and noncurrent portion)	12,251	12,251	12,718	12,718

LIABILITIES

Long term financial debt – Note 5 (1)	$463,548	$277,977	$466,034	$475,763

(1)	The fair value of long term financial debt is measured using Level 2 fair value inputs.

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

Liabilities arising from outstanding derivative positions are included in the accompanying consolidated balance sheets as other liabilities, as follows:

	At December 31, 2015
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$229	$-
Interest rate swaps (cash flow hedge)	435	-
	$664	$-

	At December 31, 2014
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$609	$162
Interest rate swaps (cash flow hedge)	$327	245
	$936	$407

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

As of December 31, 2015, the total notional amount of the interest rate collar is $48,912.

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

As of December 31, 2015, the total notional amount of the interest rate swaps is $35,903.

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

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding concerning certain UABL entities referred to three mattersin respect of certain operations of our River Business for the prior three-year period: (i) that UABL owed taxes to that authority in the amount of $2,200, (ii) a fine for non-payment of the taxes in the same amount, and (iii) that the tax base used by UABL entities to calculate the applicable withholding tax that UABL had used to calculate taxes paid in said period. The first two issues were disregarded by the Tax and Administrative Court on November 24, 2006. Nevertheless, the third issue continued. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009 ruling of the Tax and Administrative Court -which had decided we were not liable- and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $600 non-withheld taxes, $700 in fines and $1,300 in accrued due interests. This matter was settled in a signed agreement with the Tax Authorities on October 14, 2010, and UABL paid the total amount of $1,294 in full and final settlement of the claim and agreed to drop the appeal we had filed against to the Supreme Court. However, in parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the first two issues concerned in this litigation which had been terminated on November 24, 2006 to review certain formal aspects over which a decision of the Court is still pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court, which is currently on hold awaiting for the Court's resolution. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes, fines or legal costs still in dispute or that the final outcome of these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UABL Paraguay S.A. - Paraguayan Customs Asunción

These administrative proceedings were commenced on April 7, 2009, by the Paraguayan Customs in Asuncion against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007 and December 23, 2008, from YPF S.A. in Argentina, and between years 2003 and 2006. The total amount owed taxes according to Customs in Asuncion is up to Gs. 12.056.635.704 (approximately $2.1 million), that is to say twice the value of the purchased bunkers (Gs. 6.028.317.852). The claim was rejected by the competent Court. This ruling was appealed and applied for annulment and is now in procedure at the Supreme Court of Justice of Paraguay pending resolution. As of December 31, 2015 a loss contingency liability related with this matter of $1.1 was recorded.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with reimportation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the re-importation of barges submitted to conversion in foreign yards. Customs imposed a fine of Gs. 2.791.514.822 and judicial proceedings have been commenced where a final decision from the Supreme Court of Justice of Paraguay is still pending. As of December 31, 2015 a loss contingency liability related with this matter of $0.5 was recorded.

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

UABL Paraguay S.A., Yataity S.A. and UABL S.A. –Alleged Tax Evasion (Riquelme case)

These proceedings were commenced by the National Customs Authority of Paraguay on a supposed Income Tax evasion regarding some freight services rendered by UABL S.A., UABL Paraguay S.A. and Yataity S.A. from Tres Fronteras Terminal and other ports in Paraguay during 2000 and 2005.Those three entities were charged by said administrative authority for owing the alleged non-paid taxes plus same amount in fines. The total amount was, after some discussions, finally determined by the Customs National Authority in approximately $0.3 million plus a fine in the same amount. This resolution has been judicially argued by UABL entities and is now pending resolution by the Supreme Court of Justice of Paraguay. Our local counsel is of the opinion that, due to the court's state-favored conservative criteria, there are fifty percent chances that these proceedings will have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

b)	Claim in Brazil

UP Offshore Apoio Marítimo Ltda.- Rio de Janeiro State Treasury Office - UP Pearl Tax assessment

On May 9, 2014, the Rio de Janeiro State Treasury Office commenced administrative proceedings against UP Offshore Apoio Marítimo Ltda. alleging infringement of tax regulations due to lack of payment of ICMS tax related to the temporary import of the vessel "UP PEARL". The said authorities determined the corresponding assessment in the amount of R$ 768,096 (approximately $193), plus interest. A decision is now pending over the non-application of the tax to the vessel's import.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our local counsel has advised that there is a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

c)	Claims in Argentina

Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (UPSA) requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs that were not finally industrialized due to cancellations of the repairs that some shipping companies had ordered. The total weight of those steel plates was 473 tons and their import value was approximately $400. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $900, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $300. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we do not expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or result of operations of the Company.

On May 05, 2015, UPSA took notice of administrative proceedings commenced by Argentine Customs Authorities on November 04, 2014, due to an alleged infringement of Customs regulations on temporary import regime. The Customs' fine applicable in such a case could vary between $0.08 million and $2.5 million, with an additional amount of $0.08million regarding additional VAT and income taxes, and the charges for import duties could reach $0.5 million. The chances of success will depend on the outcome of the proceedings before the Argentine Secretary of Industry, but even if UPSA is found liable, the fine will probably be imposed around the minimum amount.

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

Rental expense for office spaces under continuing obligations for the years ended December 31, 2015, 2014 and 2013 was $1,194, $1,019 and $675, respectively. At December 31, 2015, obligations under the companies' operating leases, which expire from 2016 to 2020, for office spaces with initial or remaining lease terms longer than one year were as follows:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ending December 31,

2016	$1,316
2017	946
2018	773
2019	706
2020	430
Thereafter	1,988
Total	$6,159

f)	Charters-in

As of December 31, 2015, the Company leases 24 jumbo dry barges in the River Business and two tankers in the Ocean Business. These leasing agreements have been classified as operating leases for financial reporting purposes and related rental fees are charged to expense over the lease terms. The lease term of the tankers vessels has a duration of 36 months. The lease term of the jumbo dry barges has a duration of ten years. The lease of the jumbo dry barges is the result of a sale- leaseback transaction with a finance company (see Note 4) and the gain arising from such sale- leaseback transaction has been deferred in the accompanying consolidated balance sheets and are being amortized as reductions in rental expense over the lease term (see Note 2.r).

Future minimum payments in the years ended December 31 under operating leases with initial or remaining term longer than one year as of December 31, 2015, were as follows:

Year ending December 31,

2016	$6,130
2017	4,766
2018	3,254
2019	2,756
2020	2,636
Thereafter	4,839
Total	$24,381

Rent expense for the years ended December 31, 2015, 2014 and 2013 was $5,676, $3,988 and $4,315, respectively. When cash rental payments are not made on a straight–line basis, we recognize rental expense on a straight–line basis over the lease term.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

g)	Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be received on time charter agreements of eight PSVs and one RSV in our Offshore Supply Business chartered in Brazil with Petroleo Brasileiro SA (Petrobras), with initial or remaining term longer than one year were as follows:

Year ending December 31,

2016	$94,062
2017	64,222
2018	37,879
2019	19,126
2020	17,848
Thereafter	10,951
Total	$244,088

The future minimum revenues, before reduction for brokerage commissions of two of our handy size-small product tanker vessel leased to us in our Ocean Business chartered in South America, expected to be received on a time charter agreement, with initial or remaining term longer than one year were as follows:

Year ending December 31,

2016	$13,448
2017	5,713
2018	2,832
Total	$21,993

On November 27, 2013, one of our subsidiaries in the River Business, entered into a 5-year agreement with Vale International SA to time charter four river pushboats with 16 river barges each (each a "convoy"). The four convoys were delivered in January 2014. The future minimum revenues, before reduction for commissions, expected to be received were as follows: $15,900 in each of 2016, 2017 and 2018.

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

On November 12, 2012, one of our subsidiaries in the River Business, entered into a transshipment services agreement to provide storage and transshipment services of iron ore cargo from river barges to ocean export vessel through our Parana Iron barge (former Parana Petrol), for a three-year term counting as from entry into operations, renewable for another three years, at the option of the customer. The future minimum revenues, before reduction for commissions, expected to be received were as follows: $13,200 in 2016 and $2,640 in 2017.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

h)	Favorable arbitration award

On January 20, 2015, the counterparty to an arbitration initiated by one of our subsidiaries in January 2013 related to the non-performance of a barge sole contract has decided not to appeal the arbitration award issued on December 23, 2014, in favor of our subsidiary in which $1,919 were awarded on account of damages plus interests and costs.

On December 15, 2015, the Company entered into a final agreement with the former customer for a final amount of $2,294, which was collected $600 during the year ended December 31, 2015 and the balance in monthly installments of $200, beginning in January 2016. Thus, The Company recorded a gain of $2,294 in 2015 related to the claim.

i)	Other claims and arbitrations

Touax Hydrovia Corp. v Corporación de Navegación Mundial S.A.

This case involves cross-claims under a long-term bareboat charter on 24 barges, dated April 25, 2012, between Touax Hydrovia Corp. ("Touax"), as Owner, Corporación de Navegación Mundial S.A. ("Cornamusa"), as Charterer, and Ultrapetrol (Bahamas) Limited, as guarantor. Touax had the obligation to register the barges in a jurisdiction which would permit Cornamusa, through a Paraguayan subsidiary, to operate the barges on the Parana-Paraguay River System. Due to a change in Paraguayan legislation, Touax was no longer able to register the last 7 barges under its flag after the expiration of their provisional certificates and remain without any register. Therefore, these barges have been out of service and put off-hire by Cornamusa. Touax's commenced an arbitration claim in New York against Cornamusa related to the payment of hire (roughly $1.3 million at the present) which was suspended on December 2014. Likewise, as Cornamusa considers Touax to be in breach of the provision which obligated Touax to ensure that its registration of the barges would not impede Cornamusa's ability to trade them on the River system, it has therefore submitted a counterclaim in New York arbitration against Touax for breach. This counterclaim involves losses for insurance during the period of layup (following expiration of the provisional certificates) and transportation/mooring costs. Additionally, Touax executives admitted that they had recently abandoned their efforts to resolve the flagging issue. Consequently, Cornamusa terminated the contract with respect to the 7 barges in dispute. Touax may increase its claim, but that has not yet occurred.

Arbitration proceedings are underway and it is likely the matter will be briefed in the next several months, and a decision on liability could be issued as early as sometime late this summer or early fall. Our local counsel has advised that an unfavorable outcome which could have a material adverse impact on the consolidated financial position or result of operations of the Company is uncertain.

Trafigura Beheer BV (and related companies) vs. Ultrapetrol S.A.

Claims have been made against Ultrapetrol S.A. by companies in the Trafigura Group under a series of contracts made in 2011-13 for construction of river barges. The claims are for alleged defects in the construction of the barges, which are (with some minor exceptions) denied by Ultrapetrol S.A.

Solicitors representing Trafigura have commenced arbitration proceedings against Ultrapetrol S.A. and arbitrators were appointed in September/October 2015. Claim submissions were served on February 2, 2016. The total claims amount to approximately $15.5 million, excluding interest and costs. The opinion of our local counsel is reasonably optimistic that Ultrapetrol S.A. will not have a material adverse financial impact on the consolidated financial position or result of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other

At December 31, 2015, we employed several employees as crew on our vessels, land-based employees and shipyard workers. These seafarers and shipyard workers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals in these industries. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure that these agreements will prevent labor interruptions. While we have had no significant labor interruption in the past we do not believe any labor interruptions will disrupt our operations and harm our financial performance.

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). Income tax is computed at the rate of 15%, plus a surtax of 10% on the amount that exceeds Brazilian reais 240,000 (equivalent to $61 at December 31, 2015) based on pretax income, adjusted for additions and exclusions established by the Brazilian tax legislation. Social contribution is calculated at the rate of 9%, on pretax income, in conformity with the tax law.

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

For the years ended December 31, 2015, 2014 and 2013, our subsidiaries did not derive any US source shipping income. Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

Income tax expense (benefit) (which includes TOMPI) is comprised of:

	For the years ended December 31,
	2015	2014	2013

Current income tax expense	$5,260	$8,030	$3,184
Deferred income tax expense (benefit)	1,050	(2,965)	3,413
	$6,310	$5,065	$6,597

Ultrapetrol's pre-tax income for the years ended December 31, 2015, 2014 and 2013 was taxed in foreign jurisdictions (principally Argentina, Brazil and Paraguay).

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2014 and 2013 4%, 36% and 54%, respectively, of the current income tax expense was related to withholding income tax in Argentina, Brazil and Chile.

The table below shows for each jurisdiction's total income tax expense and statutory tax rate:

	For the years ended December 31,
	2015	2014	2013

Brazil (34%)	$2,448	$2,091	$654
Argentina (35%)	1,811	2,112	568
Paraguay (10%)	132	273	202
Others	628	649	27
Current income tax expense	5,019	5,125	1,451
Withholding income tax in foreign jurisdictions	241	2,905	1,733
Deferred income tax expense (benefit)	1,050	(2,965)	3,413
Income tax expense	$6,310	$5,065	$6,597

Reconciliation of income tax expense (benefit) to taxes calculated based on the statutory tax rate is as follows:

	For the years ended December 31,
	2015	2014	2013

(Loss) Income before income taxes	$(41,694)	$(47,211)	$14,518
Sources not subject to income tax	48,922	59,658	115
	$7,228	12,447	14,633
Tax rate	35%	35%	35%
Tax (benefit) expense at statutory tax rate	$2,530	4,356	5,122
Rate differential	(752)	(1,052)	(545)
Change in valuation allowance	$4,471	(811)	1,632
Effects of foreign exchange changes related to our foreign subsidiaries	$(604)	(639)	(1,943)
Withholding income tax in foreign jurisdictions	241	2,905	1,733
Others	$424	306	598
Income tax expense (benefit)	$6,310	$5,065	$6,597

The Company's deferred income tax assets have been reduced by intercompany profits from the sale of river barges within the group.  The Company has deferred income tax expense in Argentina for the years ended December 31, 2015, 2014 and 2013 amounting to $369, $987 and $906, respectively and recognizes them as income tax expense as the river barges are consumed through using. The balance as of December 31, 2015 and 2014 of $8,103 and $8,131, respectively, was reflected as non-current other receivables in the accompanying consolidated balance sheets.

At December 31, 2015, Argentinean subsidiaries had a consolidated credit related to TOMPI of $2,662 that expires from 2016 through 2025. At December 31, 2015, Argentinean subsidiaries had accumulated benefit from tax loss carryforwards ("NOLs") for a consolidated total of $1,424 that expire from 2016 through 2020. Based on the weight of negative available evidence at December 31, 2015, the Company believes that it is not more likely than not that the Company's subsidiaries NOLs and TOMPI credits will be realized in the future, with the exception of $1,116 TOMPI credit which will be utilized through the turnaround of existing temporary differences, future taxable income, tax strategies or a combination thereof.  Therefore, the valuation allowance for deferred tax assets increases from $2,525 at December 31, 2014 to $6,624 at December 2015, principally related to NOLs and TOMPI credit from UPSA, which would not be realized in the future.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of net deferred income tax liabilities included on the balance sheets were as follows:

	At December 31,
	2015	2014
Deferred income tax assets
Other, deferred income tax current assets	$-	$460
NOLs	1,424	2,237
TOMPI credit	2,662	3,556
Interest on financial liabilities	2,345	2,276
Other	1,870	520
Total deferred income tax noncurrent assets	8,301	8,589
Valuation allowance of deferred income tax assets	(6,624)	(2,525)
Net deferred income tax noncurrent assets	1,677	6,064
Deferred income tax liabilities
Vessels and equipment, net	10,463	13,317
Intangible assets	-	153
Unrealized exchange differences	856	750
Other	74	117
Total deferred income tax noncurrent liabilities	11,393	14,337
Net deferred income tax liabilities	$(9,716)	$(7,813)

As of January 1, 2015 and 2014, and for the years ended December 31, 2015 and 2014, the Company did not have any unrecognized tax positions. In addition, the Company does not expect to hold unrecognized tax positions within the next twelve months. For the years ended December 31, 2015 and 2014, the Company has no accrued interest and penalties related to unrecognized tax positions.

10.	RELATED PARTY TRANSACTIONS

At December 31, 2015 and 2014, the balances of current receivables from related parties were $0 and $467, and balances of current payable to related parties were $41 and $1,636, respectively.

At December 31, 2015 and 2014 the balances of noncurrent receivables from related parties corresponds to temporary working capital advances to OTS S.A. amounting to $6,593 and $6,088, respectively. The advances have no maturity date and are non-interest bearing.

Voyage expenses paid to related parties

For the years ended December 31, 2015, 2014 and 2013, the voyage expenses paid to related parties were as follows:

	For the years ended December 31,
	2015	2014	2013

Commercial commissions (1)	$-	$-	$476
Agency fees (2)	-	1,917	2,033
Total	$-	$1,917	$2,509

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Commercial commissions

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

For the years ended December 31, 2015, 2014 and 2013, UABL Paraguay S.A. paid to OTS S.A. $1,937, $1,319 and $1,940, respectively, for this operation.

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

At December 31, 2015, the outstanding common shares are 140,729,487 par value $.01 per share and all the shares of the Company have one vote.

At December 31, 2015, our shareholders Sparrow and Sparrow CI Sub Ltd. (a wholly owned subsidiary of Sparrow), hold 103,206,821 and 16,060,000 shares, respectively, which represent 73.34% and 11.41% of the outstanding shares, respectively.  The joint voting power for these shares represents 84.75% of the total voting power.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Listing Transfer to NASDAQ Stock Exchange ("NASDAQ") Capital Market

On August 27, 2015, the Company received notice dated August 25, 2015, from the NASDAQ indicating that the Company's common stock was not in compliance with NASDAQ's continued listing standard requiring a minimum closing bid price of at least one dollar per share over the preceding 30 consecutive business days. This notice did not have an immediate effect on the listing of our common shares.

Under the NASDAQ's rules, the Company had a period of six months from the date of the NASDAQ notice to regain compliance. If, at any time during the 180 day period, the closing bid price for the Company's common stock would have been at least one dollar for a minimum of ten consecutive business days, compliance had been regained and the matter had been closed.

On February 9, 2016, the Company received another notice from the NASDAQ indicating that the Company's common stock was not in compliance with NASDAQ's continued listing standard requiring a minimum market value of publicly held shares of $5,000 for the preceding 30 consecutive business days. This notice did not have an immediate effect on the listing of Ultrapetrol's common shares.

Under the NASDAQ's rules, the Company has a period of six months from the date of the NASDAQ notice to regain compliance. If, at any time during the 180 day period, the minimum market value of publicly held shares exceeds $5,000 for a minimum of ten consecutive business days, compliance will be regained and the matter will be closed.

On February 22, 2016, Ultrapetrol announced that its application to be listed on the NASDAQ Capital Market has been approved by NASDAQ. Effective February 23, 2016, the Company's stock are listed on the NASDAQ Capital Market, rather than on NASDAQ's Global Select Market. The move to the NASDAQ Capital Market will not affect the listing or trading of the Company's common stock.

By transferring to the NASDAQ Capital Market, the Company regained compliance with the continued listing standard for the minimum required market value of its publicly held shares. Also in connection with the Company's move to the NASDAQ Capital Market, NASDAQ has extended the period during which the Company must come into compliance with the minimum bid price per share requirement through August 22, 2016. If at any time during that period, the closing bid price of the Company's common stock is at least one dollar per share for a minimum of ten consecutive business days, compliance will be regained and the matter will be closed.

2008 Share repurchase program

Ultrapetrol's Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company's common stock through December 31, 2008.

The expiration date of the share repurchase program was extended by the Board of Directors until September 30, 2009, when it finally expired.

At December 31, 2015 the Company had repurchased a total of 3,923,094 common shares, at a total cost of $19,488.

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

12.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest and income taxes paid for the years ended December 31, were as follows:

	For the years ended December 31,
	2015	2014	2013

Interest paid	$18,484	$28,729	$30,343
Income taxes paid	922	213	1,214

13.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business. The accounting policies of the reportable segments are the same as those for the consolidated financial statements (Note 2). The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

River Business: In our River Business, we own and operate several dry and tanker barges, and push boats. The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids. We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region. In addition, we use one barge, our Parana Iron (former Parana Petrol) as an iron ore floating transshipment and storage station and another transshipment unit. River Business transportation services contributed 45%, 44% and 44% of consolidated operating revenues for the years ended December 31, 2015, 2014 and 2013, respectively. The Company also has a shipyard that should promote organic growth and from time to time make external sales. Third party shipyard sales contributed 5%, 4% and 16% of consolidated operating revenues for the years ended December 31, 2015, 2014 and 2013, respectively.

Offshore Supply Business: We operate our Offshore Supply Business, using PSVs and Remotely Support Vessel (RSV) owned by UP Offshore (Bahamas), which are designed to transport supplies to offshore oil & gas industry such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms. Our Offshore Supply Business fleet consists of thirteen PSVs, eight of which are chartered under medium term contracts with Petrobras in Brazil, of them (one remains blocked) other three in laid-up which were operated with Petrobras until the notification received mentioned in the following paragraph, and two of them in the North Sea (UK), which were in laid-up, and one RSV, chartered with Petrobras in Brazil. Offshore Supply Business transportation services contributed 30%, 33% and 23% of consolidated operating revenues for the years ended December 31, 2015, 2014 and 2013, respectively.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On September, 21, 2015 we received a notification from Petrobras regarding the early termination of contracts for three of our non-Brazilian flag PSVs UP Amber, UP Pearl, and UP Esmeralda. During September, 2015, we received a notification from Petrobras regarding the blockage of our non-Brazilian flag PSVs UP Turquoise, which is under a time charter contract until March 2019.

Ocean Business: In our Ocean Business, we operate five oceangoing vessels: three product tankers (two of them on lease to us and one was sold on January 28, 2016 and delivered to buyers in March 7, 2016), and two container feeder vessels under a container line service in Argentina cabotage trade, which transport mostly foreign containers from the transshipment port of Buenos Aires, Argentina and Montevideo, Uruguay to the southern region of Patagonia in Argentina. Our Handy size/small product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives serving regional trades mainly in Argentina and Brazil. Ocean Business transportation services contributed 20%, 19% and 17% of consolidated operating revenues for the years ended December 31, 2015, 2014 and 2013, respectively.

All of the Company's operating revenues were derived from its foreign operations. The following represents the Company's revenues attributed by geographical region in which services are provided to customers.

	For the years ended December 31,
	2015	2014	2013
Revenues (1)
− South America	$295,305	$308,632	$338,115
− Europe	41,766	43,574	13,934
− Central America	2,134	1,875	50,405
− North America	-	2,630	1,553
− Asia	8,272	6,964	7,210
	$347,477	$363,675	$411,217

(1)	Classified by country of domicile of charterers/customers.

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

The following represents the Company's vessels and equipment based upon the assets' physical location as of the end of each applicable period presented:

	At December 31,
	2015	2014
Vessels and equipment, net

− South America	$610,599	$648,147
− Europe	54,251	64,971
− Other	4,237	4,287
	$669,087	$717,405

For the years ended December 31, 2015, 2014 and 2013, 85%, 85% and 82% of the Company's revenues, respectively, are concentrated in South America and at December 31, 2015 and 2014, 91% and 90% of the Company's vessels and equipment, respectively, are located in South America.

For the year ended December 31, 2015 revenues from charterers/customers domiciled in Argentina, Brazil, Uruguay and Paraguay represented 24%, 30%, 5% and 21% of the Company's consolidated revenues, respectively.

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

As a result, the Company's financial condition and results of operations depend, to a significant extent, on macroeconomic, regulatory and political conditions prevailing in Argentina, Brazil, Uruguay and Paraguay, South America.

Revenue by segment consists only of services provided to external customers, as reported in the consolidated statement of operations. Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company's operations for the year ended December 31, 2015:

	River Business	Offshore Supply Business	Ocean Business (1)	Total

Transportation revenues	$155,705	$107,094	$67,818	$330,617
Manufacturing revenues	16,860	-	-	16,860
Running and voyage expenses	118,140	50,024	61,878	230,042
Manufacturing cost	12,058	-	-	12,058
Depreciation and amortization	27,716	18,890	4,526	51,132
Segment operating (loss) profit	(10,111)	24,486	(14,593)	(218)
Segment assets	415,310	327,026	54,061	796,397
Investments in and receivables from affiliates	3,545	-	25	3,570
Loss from investment in affiliates	(656)	-	(161)	(817)
Additions to long-lived assets	19,493	4,643	188	24,324

(1)	Includes a loss on write-down of goodwill, intangible assets and our product tanker Alejandrina totaling $8,030.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following schedule presents segment information about the Company's operations for the year ended December 31, 2014:

	River Business	Offshore Supply Business	Ocean Business (2)	Total

Transportation revenues	$159,089	$119,581	$68,984	$347,654
Manufacturing revenues	16,021	-	-	16,021
Running and voyage expenses	141,748	59,197	56,187	257,132
Manufacturing cost	10,470	-	-	10,470
Depreciation and amortization	28,918	17,118	7,381	53,417
Segment operating (loss) profit	(30,045)	28,979	(12,273)	(13,339)
Segment assets	493,926	323,056	31,266	848,248
Investments in and receivables from affiliates	3,720	-	186	3,906
Loss from investment in affiliates	(1,023)	-	(33)	(1,056)
Additions to long-lived assets	51,533	4,610	3,091	59,234

(2)	Includes an impairment charge for our product tankers Miranda I and Alejandrina totaling $10,511.

The following schedule presents segment information about the Company's operations for the year ended December 31, 2013:

	River Business	Offshore Supply Business	Ocean Business	Total

Transportation revenues	$181,223	$93,154	$71,265	$345,642
Manufacturing revenues	65,575	-	-	65,575
Running and voyage expenses	146,146	45,497	60,173	251,816
Manufacturing cost	45,662	-	-	45,662
Depreciation and amortization	23,977	11,676	6,882	42,535
Segment operating (loss) profit	10,616	29,055	(4,505)	35,166
Segment assets	446,539	363,575	81,556	891,670
Investments in and receivables from affiliates	4,216	-	220	4,436
Loss from investment in affiliates	(490)	-	(30)	(520)
Additions to long-lived assets	9,309	104,332	8,974	122,615

Reconciliation of total assets of the segments to amount included in the consolidated balance sheets were as follows:

	At December 31,
	2015	2014

Total assets for reportable segments	$796,397	$848,248
Other assets	7,726	13,831
Corporate cash and cash equivalents	45,193	34,982
Consolidated total assets	$849,316	$897,061

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Major customer

For the year ended December 31, 2015 revenues from Petrobras Group, a customer of Ultrapetrol River, Ocean and Offshore Supply Business represented $115,800 or 33% of the Company's consolidated revenues and revenues from one customer of Ultrapetrol River Business represented $40,700 or 12% of the Company's consolidated revenues.

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

Vice president international finance

On July 20, 2006 we entered into a separate consulting agreement that became effective upon completion of our IPO (October 18, 2006) with a company controlled by our former chief financial officer (currently our vice president international finance) for work he performs for us in various different jurisdictions. On October 29, 2009 the consulting agreement was renewed for a three-year period and on October 29, 2012 it was further renewed for another three-year period. On October 29, 2015 the above mentioned consulting agreement matured but the rights to exercise the options are still in force for a ten-year term. Then we entered in a new employment agreement but neither stock options nor restricted stocks were granted.

-	Restricted common stock awards

In connection with the 2012 consulting agreement the Company awarded a total of 19,375 shares of restricted stock at no cost to a company controlled by our vice president international finance.

-	Stock options awards

Additionally and in connection with the 2006 and 2012 consulting agreements, the Company awarded to the company mentioned in the paragraph above options to purchase a total of 58,125 shares of common stock of the Company. The options shall be non-transferable. The term of the options shall be for a period of ten years following the date of grant.

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

Activity with respect to restricted common stock is summarized as follows:

	For the years ended December 31,
	2015	2014	2013

Nonvested shares outstanding at January 1	19,375	329,375	329,375
Granted	-	-	-
Vested	(19,375)	(310,000)	-
Forfeited	-	-	-
Nonvested shares outstanding at December 31	-	19,375	329,375

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted average assumptions for stock options granted during the years ended December 31, were as follows:

	For the years ended December 31,
	2015		2014	2013
Dividend yield	N/	A	—%	—%
Risk-free interest rate	N/	A	1.65%	0.75%
Expected term (in years)	N/	A	6.00	5.90
Expected volatility	N/	A	69%	80%

Based on the above assumptions, the weighted-average grant date fair value of stock options granted during the years ended December 31, 2014 and 2013 was $1.83 and $1.68, respectively.

Activity and related information with respect to the Company's stock options is summarized as follows:

	For the years ended December 31,
	2015		2014		2013
	Shares	Exercise price	Shares	Exercise price	Shares	Exercise price

Under option at January 1	2,472,558	$2.75	1,382,767	$4.58	458,542	$8.71
Options granted	-	-	1,709,791	2.77	924,225	2.54
Options exercised	-	-	(310,000)	2.83	-	-
Options forfeited or expired	-	-	(310,000)	11.00	-	-
Under option at December 31	2,472,558	$2.75	2,472,558	$2.75	1,382,767	$4.58
Options exercisable at December 31	1,134,413	$2.85	323,144	$3.44	458,542	$8.71

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

Outstanding options at December 31, 2015 had an aggregate intrinsic value less than the aggregate strike price for those options based on the market price of $0.11 per share at that date.

At December 31, 2014 the aggregate intrinsic value of all outstanding options and all vested exercisable options outstanding was $9.

Total stock based compensation expenses was $1,424, $1,073 and $575, respectively, for the years ended December 31, 2015, 2014 and 2013 and is recorded in the same line items used for cash compensation. The unrecognized compensation cost at December 31, 2015 was $1,945 which is expected to be recognized $1,113 in 2016 and $832 in 2017.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL
CONDENSED CONSOLIDATING BALANCE SHEET
AT DECEMBER 31, 2015
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$411,901	$51,803	$172,599	$(636,303)	$-
Other current assets	25,805	58,454	58,301	-	142,560
Total current assets	437,706	110,257	230,900	(636,303)	142,560

Noncurrent assets
Vessels and equipment, net	-	264,380	405,419	(712)	669,087
Investment in affiliates	110,631	-	25	(110,631)	25
Other noncurrent assets	-	17,270	20,374	-	37,644
Total noncurrent assets	110,631	281,650	425,818	(111,343)	706,756
Total assets	$548,337	$391,907	$656,718	$(747,646)	$849,316

Current liabilities
Payable to related parties	$-	$330,500	$305,844	$(636,303)	$41
Current portion of long-term financial debt	225,842	42,262	195,444	-	463,548
Other current liabilities	12,881	32,119	17,768	-	62,768
Total current liabilities	238,723	404,881	519,056	(636,303)	526,357

Noncurrent liabilities
Due to affiliates	$-	$-	$-	$-	$-
Long-term financial debt	-	-	-	-	-
Other noncurrent liabilities	-	652	12,693	-	13,345
Total noncurrent liabilities	-	652	12,693	-	13,345
Total liabilities	238,723	405,533	531,749	(636,303)	539,702

Total equity	309,614	(13,626)	124,969	(111,343)	309,614
Total liabilities and equity	$548,337	$391,907	$656,718	$(747,646)	$849,316

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$189,190	$209,022	$(50,735)	$347,477

Operating expenses	(11,189)	(223,065)	(164,234)	50,793	(347,695)
Operating (loss) profit	(11,189)	(33,875)	44,788	58	(218)

Investment in affiliates	(32,602)	-	(817)	32,602	(817)
Other income (expenses)	(4,213)	(22,666)	(13,780)	-	(40,659)
(Loss) income before income tax	(48,004)	(56,541)	30,191	32,660	(41,694)

Income tax benefit (expense)	-	(4,367)	(1,943)	-	(6,310)
Net (loss) income	(48,004)	(60,908)	28,248	32,660	(48,004)

Net income attributable to noncontrolling interest	-	-	-	-	-
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(48,004)	$(60,908)	$28,248	$32,660	$(48,004)

Comprehensive income (loss)	$(47,532)	$(60,908)	$28,720	$32,188	$(47,532)

Comprehensive income attributable to noncontrolling interest	-	-	-	-	-

Comprehensive income (loss) attributable to Ultrapetrol (Bahamas) Limited	$(47,532)	$(60,908)	$28,720	$32,188	$(47,532)

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

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SUPPLEMENTAL
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2015
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net cash (used in) provided by operating activities	$(6,214)	$(24,704)	$67,918	$-	$37,000

Intercompany sources	24,004	58,503	(82,507)	-	-
Non-subsidiary sources	-	(19,670)	(4,654)	-	(24,324)
Net cash (used in) provided by investing activities	24,004	38,833	(87,161)	-	(24,324)

Intercompany sources	-	-	-	-	-
Non-subsidiary sources	-	(6,425)	3,960	-	(2,465)
Net cash (used in) provided by financing activities	-	(6,425)	3,960	-	(2,465)
Net (decrease) increase in cash and cash equivalents	$17,790	$7,704	$(15,283)	$-	$10,211

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

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

BALANCE SHEETS AT DECEMBER 31, 2015 AND 2014
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At December 31,
	2015	2014
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$18,170	$380
Receivables from related parties	411,901	435,905
Other current assets	7,635	266
Total current assets	437,706	436,551

NONCURRENT ASSETS

Investments in affiliates	110,631	142,761
Other noncurrent assets	-	7,449
Total noncurrent assets	110,631	150,210
Total assets	$548,337	$586,761

LIABILITIES AND EQUITY

CURRENT LIABILITIES

2021 Senior Notes	$225,842	$-
Other current liabilities	12,881	5,079
Total current liabilities	238,723	5,079

NONCURRENT LIABILITIES

2021 Senior Notes	-	225,960
Total noncurrent liabilities	-	225,960
Total liabilities	238,723	231,039

STOCKHOLDERS EQUITY

Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 shares	1,446	1,446
Additional paid-in capital	491,893	490,469
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(163,388)	(115,384)
Accumulated other comprehensive loss	(849)	(1,321)
Total stockholders' equity	309,614	355,722
Total liabilities and stockholders' equity	$548,337	$586,761

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2015	2014	2013
OPERATING EXPENSES

Administrative and commercial expenses	$(11,189)	$(12,847)	$(7,459)
Operating loss	(11,189)	(12,847)	(7,459)

OTHER INCOME (EXPENSES)

Financial expense	(4,225)	(920)	(1,916)
Financial loss on extinguishment of debt	-	-	(4,554)
Investments in affiliates	(32,602)	(38,342)	21,051
Other, net	12	(167)	246
Total other income (expenses), net	(36,815)	(39,429)	14,827
(Loss) Income before income tax	(48,004)	(52,276)	7,368

Income tax	-	-	-
Net (loss) income	$(48,004)	$(52,276)	$7,368

(LOSS) INCOME PER SHARE - BASIC AND DILUTED	$(0.34)	$(0.37)	$0.05

Basic weighted average number of shares	140,713,509	140,292,249	140,090,112
Diluted weighted average number of shares	140,713,509	140,292,249	140,326,764

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2015	2014	2013

Net (loss) income	$(48,004)	$(52,276)	$7,368

Other comprehensive income:

Equity interest in investee's other comprehensive income	472	487	782

Comprehensive (loss) income, net of income tax effect of $0	$(47,532)	$(51,789)	$8,150

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2015	2014	2013

Net cash used in operating activities	$(6,214)	$(9,144)	$(10,370)

CASH FLOWS FROM INVESTING ACTIVITIES

Decrease (increase) in loans to related parties	24,004	(12,369)	(116,193)
Net cash provided by (used in) investing activities	24,004	(12,369)	(116,193)

CASH FLOWS FROM FINANCING ACTIVITIES

Prepayment of 2017 Senior Convertible Notes	-	-	(80,000)
Prepayment of 2014 Senior Notes	-	-	(180,000)
Proceeds from issuance of 2021 Senior Notes, net of issuance costs	-	-	216,654
Proceeds from issuance of common stock, net of expenses	-	877	-
Purchase of subsidiary shares from noncontrolling interest	-	-	(10,250)
Net cash provided by (used in) financing activities	-	877	(53,596)
Net increase (decrease) in cash and cash equivalents	17,790	(20,636)	(180,159)
Cash and cash equivalents at the beginning of year	380	21,016	201,175
Cash and cash equivalents at the end of year	$18,170	$380	$21,016

Supplemental disclosure of cash flow information:

Interest paid	$9,984	$19,969	$22,815
Income taxes paid	-	-	-

SCHEDULE I: CONDENSED FINANCIAL INFORMATION OF ULTRAPETROL
(BAHAMAS) LIMITED (PARENT COMPANY ONLY)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company, during the years ended December 31, 2015, 2014 and 2013, did not received cash dividends from its subsidiaries.

On June 10 and October 2, 2013 the Parent Company issued $200,000 and $25,000, respectively of its outstanding 8.875%. First Preferred Ship Mortgage Notes due 2021 (the "2021 Senior Notes"), which are due on June 15, 2021.

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

The Company has not made the $10 million interest payment due on December 15, 2015 the 2021 Senior Notes which constitutes an event of default. After December 31, 2015, the Company has entered into forbearance or waiver agreements with most of its lenders with respect to this event of default which expire at the earlier of April 30, 2016 or the occurrence of certain events specified in the agreements. The lenders have agreed, for the duration of these agreements, not to accelerate their loans, take any enforcement actions or exercise any remedies with respect to defaults resulting from the nonpayment by the Company of its interest payment under the 2021 Senior Notes, and to work with the Company in negotiating a sustainable financial structure. As a result of this non-compliance, the Company has classified the respective long term financial debt amounting to $225,842 at December 31, 2015, as current liabilities.

We cannot guarantee that we will be able to obtain our lenders' consent to extend the current forbearance agreements and waivers or that our efforts to extend the maturity of or restructure our debt agreements will be successful.  If we fail to remedy or obtain a waiver of the event of defaults our lenders may accelerate our indebtedness under the relevant debt agreements, which could trigger the cross-acceleration or cross-default provisions contained in our other debt agreements. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business. Thus, there is a substantial doubt about the ability of the Company to continue as a going concern and about the recoverability of recorded assets.

This condensed financial information of Ultrapetrol (Bahamas) Ltd (Parent Company only) has been prepared assuming that the Company will continue as a going concern. Accordingly, this condensed financial information do not include any adjustments relating to the recoverability and classification of recorded assets amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

In that sense, the recoverability of the current receivables from related parties is dependent upon the financial situation of the Company and its subsidiaries. See Note 1 "Financial situation" and Note 5 "Long-term financial debt" to the consolidated financial statements for further information.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED

We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries ("the Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations,  comprehensive (loss) income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule listed in the index at Item 18.1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements and the financial statement schedule have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the respective long term financial debts have been classified as current liabilities at December 31, 2015. Therefore the Company reports a working capital deficiency of $384 million at December 31, 2015, as a result of events of default and cross-default provisions contained in relevant debt agreements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 1. The consolidated financial statements and the financial statement schedule do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Buenos Aires, Argentina                                                                                                /S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
April 18, 2016                                                                                                                                                                                        Member of Ernst & Young Global

ITEM 19 – EXHIBITS

Exhibit Number	Description

1.1	Fifth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited(1)
1.1.1	Sixth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited.(12)
1.1.2	Seventh Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited(13)
1.2.3	Eighth Amended and Restated Articles of Association of Ultrapetrol (Bahamas) Limited(14)
1.2	Second Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited(2)
1.2.1	Third Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited(12)
1.2.2	Fourth Amended and Restated Memorandum of Association of Ultrapetrol (Bahamas) Limited(14)
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

1.14	Articles of Incorporation (English translation) and By-laws of Imperial Maritime Ltd. (3)
1.15	Articles of Incorporation (English translation) and By-laws of Kattegat Shipping Inc.(3)
1.16	Memorandum of Association and Articles of Association of Kingly Shipping Ltd.(3)
1.17
Articles of Incorporation (English translation) and By-laws of Longmoor Holdings Inc. (previously filed as Exhibit 3.9 to Ultrapetrol (Bahamas) Ltd. Registration Statement on Form F-4 (File No. 333-190316) on August 1, 2013 and incorporated by reference herein).

1.18	Memorandum of Association and Articles of Association of Majestic Maritime Ltd.(2)
1.19	Articles of Incorporation and Bylaws of Massena Port S.A. (English translation).(3)

1.20	Memorandum of Association and Articles of Association of Monarch Shipping Ltd.(3)
1.21	Memorandum of Association and Articles of Association of Noble Shipping Ltd.(3)
1.22	Articles of Incorporation (English translation) and Bylaws (English translation) of Oceanpar S.A.(3)
1.23	Articles of Incorporation (English translation) and By-laws of Oceanview Maritime Inc.(3)
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

1.26	Articles of Incorporation and Bylaws of Parfina S.A. (English translation).(3)
1.27	Articles of Incorporation (English translation) and By-laws of Parkwood Commercial Corp.(3)
1.28	Articles of Incorporation (English translation) and By-laws of Princely International Finance Corp.(3)
1.29	Memorandum of Association (English translation) and Articles of Association of Regal International Investments S.A.(3)
1.30	Articles of Incorporation (English translation) and By-laws of Riverview Commercial Corp.(3)
1.31	Memorandum of Association and Articles of Association of Sovereign Maritime Ltd.(3)
1.32	Articles of Incorporation (English translation) and By-laws of Stanmore Shipping Inc.(3)
1.33	Articles of Incorporation (English translation) and By-laws of Tipton Marine Inc.(3)
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

1.36	Articles of Incorporation (English translation) and By-laws of Ultrapetrol International S.A.(3)
1.37	Articles of Incorporation and Bylaws of Ultrapetrol S.A. (English translation).(3)
1.38	Memorandum of Association and Articles of Association of UP Offshore (Holdings) Ltd.(3)
2.1	Form of Global Exchange Notes (attached as Exhibit A to Exhibit 4.3).(3)
2.2	Registration Rights Agreement dated November 10, 2004.(3)
2.3	Indenture dated November 24, 2004.(3)
2.4	Form of Subsidiary Guarantee (Exhibit F to Exhibit 10.4 of Form F-4 filed with the Securities and Exchange Commission on January 24, 2005).(3)
4.1	Stock Purchase Agreement dated March 21, 2006 by and between Ultrapetrol (Bahamas) Limited and LAIF XI, LTD.(4)
4.2	Stock Purchase Agreement dated March 20, 2006 by and among Ultrapetrol (Bahamas) Limited, Crosstrade Maritime Inc, and Crosstrees Maritime Inc.(4)
4.3	Loan agreement dated as of September 15, 2008, between UABL Paraguay S.A., a subsidiary of Ultrapetrol (Bahamas) Limited, and International Finance Corporation(5)

4.4	Loan agreement dated September 15, 2008 between certain subsidiaries of Ultrapetrol (Bahamas) Limited, as joint and several borrowers, and International Finance Corporation(5)
4.5	Loan agreement dated as of November 28, 2008, between UABL Paraguay S.A., a subsidiary of Ultrapetrol (Bahamas) Limited, and The OPEC Fund for International Development(5)
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

4.20	Amended and Restated Registration Rights Agreement by and among Ultrapetrol (Bahamas) Ltd., Sparrow Capital Investments Ltd. and Sparrow CI Sub Ltd.(14)
4.21	Standstill Agreement by and among Ultrapetrol (Bahamas) Limited and certain holders of its 8.875% First Preferred Ship Mortgage Notes due 2021 - Filed herewith.
4.22	Forbearance Agreement by and among UP Offshore Apoio Maritimo Ltda., Ultrapetrol (Bahamas) Ltd., UP Offshore (Bahamas) Ltd. and DVB Bank SE, dated January 11, 2016 - Filed herewith.
4.23	Forbearance Agreement by and among UP Offshore Apoio Maritimo Ltda., UP Offshore (Bahamas) Ltd., Padow Shipping Inc., Packet Maritime Inc. and DVB Bank SE, dated January 11, 2016 - Filed herewith.

4.24
Forbearance Agreement by and among UP Offshore (Bahamas) Ltd., Ultrapetrol (Bahamas) Ltd., UP Offshore Apoio Maritimo Ltda., Padow Shipping Inc., Packet Maritime Inc., UP Offshore (Uruguay) S.A., Topazio Shipping LLC and DVB Bank SE, dated as of January 11, 2016 - Filed herewith.

4.25
Forbearance Agreement by and among UP Offshore (Bahamas) Ltd., Ultrapetrol (Bahamas) Ltd., Glasgow Shipping Inc., Zubia Shipping Inc., Corporacion de Navegacion Mundial S.A., DVB Bank America N.V., DVB Bank SE and Banco Security, dated as of January 11, 2016 - Filed herewith.

4.26
Forbearance Agreement by and among UP Offshore (Bahamas) Ltd., Ultrapetrol (Bahamas) Ltd., UP Offshore Apoio Maritimo Ltda., Packet Maritime Inc., Padow Shipping Inc., DVB Bank America N.V. and DVB Bank SE, dated as of January 11, 2016 - Filed herewith.

4.27
Forbearance Agreement by and among UP Offshore (Bahamas) Ltd., Ultrapetrol (Bahamas) Ltd., UP Offshore Apoio Maritimo Ltda., Padow Shipping Inc., Packet Maritime Inc. and DVB Bank SE, dated as of January 11, 2016 - Filed herewith.

4.28
Forbearance Agreement by and among Linford Trading Inc., Ultrapetrol (Bahamas) Ltd., UP Offshore (Bahamas) Ltd., Leeward Shipping Inc., Jura Shipping Inc., DVB Bank America N.V. and NIBC Bank N.V., dated as of January 11, 2016 - Filed herewith.

4.29
Forbearance Agreement by and among Ingatestone Holdings Inc., Ultrapetrol (Bahamas) Ltd., UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Amber Shipping Inc., Springwater Shipping Inc., Woodrow Shipping Inc., DVB Bank America N.V., DVB Bank SE, NIBC Bank N.V., ABN AMRO Capital USA LLC and ABN AMRO Bank N.V., dated as of January 11, 2016 - Filed herewith.

4.30	Standstill Agreement by and among UABL Paraguay S.A., UABL Limited and International Finance Corporation, dated as of January 15, 2016 - Filed herewith.
4.31
Standstill Agreement by and among UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp., Eastham Barges Inc., UABL Limited and International Finance Corporation, dated as of January 15, 2016 - Filed herewith.

4.32	Standstill Agreement by and among UABL Paraguay S.A., Riverpar S.A., UABL Limited, Ultrapetrol (Bahamas) Ltd. and International Finance Corporation, dated as of January 15, 2016 - Filed herewith.
4.33
Standstill Agreement by and among UABL Paraguay S.A., Riverpar S.A., UABL Limited, Ultrapetrol (Bahamas) Ltd. and the OPEC Fund for International Development, dated as of January 15, 2016 - Filed herewith.

4.34	Standstill Agreement by and among UABL Paraguay S.A., UABL Limited, and the OPEC Fund for International Development, dated as of January 15, 2016 - Filed herewith.
7	Statement of Ratio of Earning to Fixed Charges
8.1	Subsidiaries of Ultrapetrol (Bahamas) Limited (contained in Item 4.C.—Information on the Company—Organizational Structure in this Form 20-F)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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

(1)	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed with the Securities and Exchange Commission on April 18, 2007 (Reg. No. 333-141485).
(2)	Incorporated by reference to the Registration Statement on Form F-1/A of Ultrapetrol (Bahamas) Limited filed with the Securities and Exchange Commission on September 26, 2006 (Reg. No. 333-132856).
(3)	Incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol (Bahamas) Limited filed with the Securities and Exchange Commission on January 24, 2005 (Reg. No. 333-122254).
(4)	Incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856).
(5)	Incorporated by reference to the Form 6-K of Ultrapetrol (Bahamas) Limited submitted to the Securities and Exchange Commission on February 18, 2010.
(6)	Incorporated by reference to the Form 20-F of Ultrapetrol (Bahamas) Limited filed with the Securities and Exchange Commission on March 15, 2012.
(7)	Incorporated by reference to Exhibit 1 of the Form 6-K of Ultrapetrol (Bahamas) Limited submitted to the Securities and Exchange Commission on November 14, 2012.
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

April 18, 2016